Form 20-F
period 2009-12-31
UBS AG
filed 2010-03-15
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Sarah M. Starkweather
UBS AG
677 Washington Boulevard
Stamford, CT 06901
Telephone: (203) 719-3000
Fax: (203) 719-0680
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 4.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 4.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2009:

Ordinary shares, par value CHF 0.10 per share: 3,558,112,753* ordinary shares (including 37,553,872 treasury shares)

*	As of December 31, 2009, UBS had outstanding mandatory convertible notes (“MCNs”) in the face amount of CHF 13 billion. Upon their conversion on 5 March 2010, these MCNs led to the issuance of 272,651,005 new shares out of conditional capital.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check One):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

$30,000,000 PPNs due April 2010	NYSE Alternext US

$31,000,000 PPNs due May 2010	NYSE Alternext US

$23,000,000 PPNs due June 2010	NYSE Alternext US

$10,000,000 PPNs due July 2010	NYSE Alternext US

$7,750,000 PPNs due August 2010	NYSE Alternext US

$12,660,000 PPNs due September 2010	NYSE Alternext US

$8,000,000 PPNs due November 2010	NYSE Alternext US

$17,842,000 PPNs due October 2011	NYSE Alternext US

$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg CMCI Total Return ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca

Name of each exchange on
Title of each class	which registered
$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca

$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca

$100,000,000 E-TRACS UBS S&P 500 Gold Hedged Index ETN due January 2040	NYSE Arca

$100,000,000 E-TRACS Dow Jones-UBS Commodity Index Total Return ETN due October 2039	NYSE Arca

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
None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the consequences of the recent Swiss court decision relating to the provision of certain UBS client data to the US Internal Revenue Service, including possible effects on UBS’s 2009 settlements with US authorities and on its businesses; (5) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various other jurisdictions; (6) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (7) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (8) possible political, legal and regulatory developments, including the effect of more stringent capital and liquidity requirements, constraints on remuneration and the imposition of additional legal or regulatory constraints on UBS’s activities; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this report and in documents furnished by UBS and other filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
The effect of future changes in accounting standards
Included in the Notes to the Financial Statements is a description of the expected effect of IFRS accounting standards that have been issued but have not yet been adopted. Although we believe that description includes all significant matters that have been approved, the International Accounting Standards Board has a large number of projects in process that could result in significant new accounting standards or significant changes to existing standards. This increased level of activity includes normal ongoing development and efforts to improve the existing body of accounting standards, and also is in response to a number of perceived deficiencies in accounting standards. We believe it is likely that several new accounting standards will be issued in the near future, and that those new standards could have a significant effect on our reported results of operations and financial position, but we cannot predict the precise nature or amounts of any such changes.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.
     Not required because this Form 20-F is filed as an annual report.

Item 2.	Offer Statistics and Expected Timetable.
     Not required because this Form 20-F is filed as an annual report.

Item 3.	Key Information.
A—Selected Financial Data.
     Please see Selected financial data on pages 400 to 403 and Statement of changes in equity on pages 258 to 260 of the Financial information report.
(a) Ratio of Earnings to Fixed Charges
     Please see page 403 of the Financial information report and Exhibit 7 to this Form 20-F.
B—Capitalization and Indebtedness.
     Not required because this Form 20-F is filed as an annual report.
C—Reasons for the Offer and Use of Proceeds.
     Not required because this Form 20-F is filed as an annual report.
D—Risk Factors.
     Please see pages 25 to 29 of the Strategy, performance and responsibility report.

Item 4.	Information on the Company.
A—History and Development of the Company.

1-3	Please see Corporate information on page 6 of the Annual Report 2008.

4-6	Please see The making of UBS on page 20 and Key factors affecting our financial position and results of operations in 2009 on pages 31 to 32 of the Strategy, performance and responsibility report.

7	None.
B—Business Overview.

1, 2, 5, 7	Please refer to the UBS business divisions and Corporate Center report on pages 74 to 76 with respect to Wealth Management & Swiss Bank, pages 80 to 82 with respect to Wealth Management Americas, pages 86 to 90 with respect to Global Asset Management, pages 95 to 97 with respect to the Investment Bank, and pages 103 to 104 with respect to the Corporate Center. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial information report Segment reporting on pages 283 to 286 and Segment reporting by geographic location on page 287, respectively.

3	Please refer to Seasonal characteristics on page 32 of the Strategy, performance and responsibility report.

4	Not applicable.

6	None.

8	Please see Regulation and supervision on pages 210 to 212 of the Corporate governance and compensation report.
C—Organizational Structure.
     Please see Note 34 to the Financial Statements Significant subsidiaries and associates on pages 350 to 353 of the Financial information report.
D—Property, Plant and Equipment.
     Please see Property, plant and equipment on page 404 of the Financial information report.
Information Required by Industry Guide 3
     Please see Information required by industry guide 3 on pages 405 to 418 of the Financial information report.
     Under the headings Impaired and non-performing loans and Loss history statistics on pages 413 and 418, respectively, of the Financial information report, figures as to impaired loans at 31 December 2008 are shown without adjustment for the new threshold we implemented in 2009 for designating a reclassified security as an “impaired loan”. See Impaired loans, allowances and provisions and footnote 5 to the Allowances and provisions for credit losses table appearing on pages 125 and 126, respectively, of the Risk and treasury management report for an explanation.
     Adjusting for the new threshold, at 31 December 2008 the Group had CHF 2,731 million in “other impaired loans” (not CHF 4,442 million as stated on page 413 of the Financial information report).
     The 31 December 2008 figures in the Loan history statistics table on page 418 of the Financial information report would be adjusted as follows: “Impaired loans” is 7,434 (not 9,145), “Impaired loans as a percentage of gross loans” is 1.8 (not 2.2), “Allowances and provisions for credit losses as a percentage of impaired loans” is 41.3 (not 33.6) and “Allocated allowances as a percentage of impaired loans” is 39.1 (not 31.8). In addition, we would add a footnote to the table, referencing the “Impaired loans” line for 31 December 2009 and 2008, reading as follows:
Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at classification date, adjusted for redemptions. 31.12.08 numbers have been adjusted to reflect this change.
     See also Selected financial data on pages 400 to 403 of the Financial information report for the return on equity attributable to UBS shareholders, return on average equity, return on average assets, dividend payout ratio and ratio of average equity to average assets.

Item 4.A.	Unresolved Staff Comments.
     None.

Item 5.	Operating and Financial Review and Prospects.
A—Operating Results.
     Please see Financial performance on pages 30 to 52 of the Strategy, performance and responsibility report. For a discussion of operating results by business division, please refer to the UBS business divisions and Corporate Center report, pages 77 to 79 with respect to Wealth Management & Swiss Bank, pages 83 to 85 with respect to Wealth Management Americas, pages 91 to 94 with respect to Global Asset Management, pages 98 to 102 with respect to the Investment Bank and pages 105 to 107 with respect to the Corporate Center.
     For information regarding the impact of foreign currency fluctuations, see Corporate currency management on page 151 of the Risk and treasury management report.
     Please also see Exposure to monoline insurers and Exposure to auction rate securities on pages 139 to 141 of the Risk and treasury management report.
B—Liquidity and Capital Resources.
     We believe that our working capital is sufficient for the company’s present requirements. UBS liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For detailed discussion, please see Liquidity and funding management on pages 143 to 149 and Capital management on pages 152 to 157 of the Risk and treasury management report.
     For a discussion of UBS’s borrowings and cash flows, please see Balance sheet on pages 44 to 46 and Cash flows on page 52 of the Strategy, performance and responsibility report.
     Please see also Interest rate and currency management on pages 150 to 151 and Shares and capital instruments on pages 158 to 160 of the Risk and treasury management report and Note 19 to the Financial Statements Financial liabilities designated at fair value and debt issued on pages 301 to 302 of the Financial information report.

     For a discussion of UBS’s long-term credit ratings, please see Credit Ratings on pages 147 to 148 of the Risk and treasury management report.
C—Research and Development, Patents and Licenses, etc.
     Not applicable.
D—Trend Information.
     Please see Current market climate and industry drivers on pages 22 to 24 of the Strategy, performance and responsibility report.
E—Off-balance Sheet Arrangements.
     Please see Off-balance sheet arrangements on pages 47 to 51 of the Strategy, performance and responsibility report and Notes 24 and 25, Pledgeable off-balance-sheet securities and Operating lease commitments, respectively, on pages 316 to 317 of the Financial information report.
F—Tabular Disclosure of Contractual Obligations.
     Please see Contractual obligations on page 51 of the Strategy, performance and responsibility report.

Item 6.	Directors, Senior Management and Employees.
A—Directors and Senior Management.

1, 2, 3	Please see pages 191 to 194 and pages 198 to 201 of the Corporate governance and compensation report.

4 and 5	None.
B—Compensation.

1	Please see pages 227 to 238 of Compensation and shareholdings in the Corporate governance and compensation report and also Note 31 to the Financial Statements Equity participation and other compensation plans on pages 341 to 346 and Note 32 to the Financial Statements Related parties on pages 347 to 349 of the Financial information report.

2	Please see Note 30 to the Financial Statements Pension and other post-employment benefits plans on pages 335 to 340 of the Financial information report.
C—Board Practices.

1	Please see pages 191 to 195 and pages 198 to 201 in the Corporate governance and compensation report.

2	Please see Clauses on change of control on page 205 of the Corporate governance and compensation report, pages 228 to 230 of Compensation and shareholdings in the Corporate governance and compensation report and Note 32 to the Financial Statements Related parties on pages 347 to 349 of the Financial Information report.

3	Please see Audit Committee on page 195 and Human Resources and Compensation Committee on page 196 of the Corporate governance and compensation report.
D—Employees.

     Please see Our employees on pages 53 to 57 of the Strategy, performance and responsibility report.
E—Share Ownership.
     Please see Shares and options held by the Board of Directors and Group Executive Board on pages 231 to 237 in the Corporate governance and compensation report, Note 31 of the Financial Statements Equity participation and other compensation plans on pages 341 to 346 of the Financial information report and “Equity holdings” in Note 32 to the Financial Statements Related parties on pages 347 to 349 of the Financial information report.

Item 7.	Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see Group structure and shareholders on pages 187 to 188 of the Corporate governance and compensation report. At December 31, 2009, the portion of UBS ordinary shares held in the United States was 281,524,630 by 1,064 record holders.
B—Related Party Transactions.
     Please see Loans on page 238 of Compensation and shareholdings in the Corporate governance and compensation report, Note 32 to the Financial Statements Related parties on pages 347 to 349 of the Financial information report and Loans granted to members of the BoD on 31 December 2008/2009 and Loans granted to members of the GEB on 31 December 2008/2009 on page 392 of the Financial information report.
C—Interests of Experts and Counsel.
     Not applicable because this Form 20-F is filed as an annual report.

Item 8.	Financial Information.
A—Consolidated Statements and Other Financial Information.
     Please see Item 18 of this Form 20-F. Please refer to Distributions to shareholders on page 160 of the Risk and treasury management report for a description of UBS’s dividend policy.
B—Significant Changes.
     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F. Please see Key factors affecting our financial position and results of operations in 2009 on pages 31 to 32 of the Strategy, performance and responsibility report and Note 33 to the Financial Statements Events after the reporting period on page 350 of the Financial information report.

Item 9.	The Offer and Listing.
A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see Stock exchange prices on page 163 of the Risk and treasury management report.
B—Plan of Distribution.
     Not required because this Form 20-F is filed as an annual report.

C—Markets.
     UBS’s shares are listed on the SIX Swiss Exchange (but traded on SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 161 of the Risk and treasury management report.
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
     All trades executed through the order book settle on a uniform “T+3” basis, meaning that delivery and payment of exchange transactions occur three business days after the trade date. The buyer is able to ask SWX Europe to enforce settlement if the seller has not delivered within three business days of the intended settlement date.
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
     As of 31 December 2009, the securities of more than 2,300 operating corporations with a total combined market valuation of approximately USD 18.7 trillion were listed on the NYSE, including nearly 500 non-U.S. issuers from 47 countries.
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
(c) Trading on the Tokyo Stock Exchange
     The volume of UBS shares traded on the Tokyo Stock Exchange (TSE) is negligible in comparison to the volume on SWX Europe or on the NYSE.
     On 4 February 2010 UBS AG’s Board of Directors resolved to delist the firm’s shares from the TSE. Pending the TSE’s approval of the delisting application, we expect de-listing to take place in the second quarter of 2010.
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
     Please see Capital structure on pages 189 to 190, Shareholders’ participation rights on pages 203 to 204 and Election and terms of office on page 195 of the Corporate governance and compensation report.
C—Material Contracts.
Please see Note 21 to the Financial Statements Provisions and litigation on pages 303 to 306 of the Financial information report.
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
     The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, life insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency for U.S. tax purposes is not the U.S. dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares through a tax-qualified retirement plan, nor generally to unvested UBS ordinary shares held under deferred compensation arrangements.
     The discussion is based on the tax laws of Switzerland and the United States, including the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we call the “Treaty,” all of which may be subject to change or change in interpretation, possibly with retroactive effect.
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
     Dividends will generally be income from sources outside the United States for foreign tax credit limitation purposes, and will, depending on the holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the holder. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
     The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the Swiss franc payments made, determined at the spot Swiss franc/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
     Subject to U.S. foreign tax credit limitations, the nonrefundable Swiss tax withheld and paid over to Switzerland will be creditable or deductible against the U.S. holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability, whether or not the refund is actually obtained. See “(a) Ownership of UBS Ordinary Shares — Swiss Taxation” above, for the procedures for obtaining a tax refund.
     Stock dividends to U.S. holders that are made as part of a pro rata distribution to all shareholders of UBS generally will not be subject to U.S. federal income tax. Whether a stock dividend is considered to be such a nontaxable pro rata distribution for U.S. federal income tax can be a complex inquiry. In order for U.S. holders that receive a stock dividend subject to Swiss tax but not U.S. tax to receive the benefit of the foreign tax credit associated with that tax, such holder must have other foreign source income.
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
Passive Foreign Investment Company Rules
     UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held UBS ordinary shares, either (i) at least 75% of the gross income of UBS for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income (including cash). If UBS were to be treated as a passive foreign investment company, then unless a U.S. holder were to make a mark-to-market election with respect to the UBS ordinary shares, gain realized on the sale or other disposition of UBS ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s UBS ordinary shares will be treated as stock in a passive foreign investment company if UBS was a passive foreign investment company at any time during the holder’s holding period in the UBS ordinary shares. In addition, dividends received from UBS would not be eligible for the preferential tax rate applicable to qualified dividend income if UBS were to be treated as a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but would instead be taxable at rates applicable to ordinary income.
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
     Please see Market risk on pages 130 to 136 of the Risk and treasury management report.
(b) Qualitative Information About Market Risk.
     Please see Market risk on pages 130 to 136 of the Risk and treasury management report.
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
(a) Disclosure Controls and Procedures.
     Please see US regulatory disclosure requirements on pages 208 to 209 of the Corporate governance and compensation report. See also Exhibit 12 to this Form 20-F.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
     Please see Management’s report on internal control over financial reporting on page 249 of the Financial information report.

(c) Attestation Report of the Registered Public Accounting Firm.
     Please see Report of independent registered public accounting firm on internal control over financial reporting on pages 250 to 251 of the Financial information report.
(d) Changes in Internal Control over Financial Reporting.
     None.

Item 15.T.	Controls and Procedures.
     Not applicable.

Item 16.A.	Audit Committee Financial Expert.
     Please see Audit Committee on page 195 and Compliance with NYSE listing standards on corporate governance on pages 213 to 214 of the Corporate governance and compensation report.

Item 16.B.	Code of Ethics.
     Please see “Code of Business Conduct and Ethics” under Independence of Directors on page 213 of the Corporate governance and compensation report. The code of business conduct and ethics is published on our website under http://www.ubs.com/1/e/about/code_of_conduct.html.

Item 16.C.	Principal Accountant Fees and Services.
     Please see Auditors on pages 206 to 207 of the Corporate governance and compensation report. Fees for non-audit services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C ) of Rule 2-01 of Regulation S-X were CHF 34,000 and are included under “Total non-audit” (item audit-related fees, relating to assurance and attest services) in the table on page 206.

Item 16.D.	Exemptions from the Listing Standards for Audit Committee.
     Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Please see Treasury share activities on page 159 of the Risk and treasury management report. The 2007/2010 share buyback program remained suspended throughout 2009, and expired on 8 March 2010. Throughout 2009 and at the time of expiration of the program, the unutilized volume of shares under the program was 174.1 million shares.

Item 16.F.	Change in Registrant’s Certifying Accountant.
     Not applicable.

Item 16.G.	Corporate Governance.
     Please see Compliance with NYSE listing standards on corporate governance on pages 213 to 214 of the Corporate governance and compensation report.
PART III

Item 17.	Financial Statements.
     Not applicable.

Item 18.	Financial Statements.
     Please see the Financial Statements and the Notes to the Financial Statements on pages 249 to 370 of the Financial information report.

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

4.1	Deferred Prosecution Agreement between the United States of America and UBS AG, dated February 18, 2009.

4.2	Settlement Agreement among the United States of America, the US Internal Revenue Service and UBS AG, dated August 19, 2009, relating to the John Doe summons. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed November 3, 2009)

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG.

Please see Note 34 to the Financial Statements Significant subsidiaries and associates on pages 350 to 353 of the Financial information report.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG
/s/ Oswald Grübel
Name:	Oswald Grübel
Title:	Group Chief Executive Officer

Date: March 15, 2010	/s/ John Cryan
	Name:	John Cryan
	Title:	Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.*

1.2.	Organization Regulations of UBS AG.*

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Deferred Prosecution Agreement between the United States of America and UBS AG, dated February 18, 2009.*

4.2	Settlement Agreement among the United States of America, the US Internal Revenue Service and UBS AG, dated August 19, 2009, relating to the John Doe summons. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed November 3, 2009)

7.	Statement regarding ratio of earnings to fixed charges.*

8.	Significant Subsidiaries of UBS AG.

Please see Note 34 to the Financial Statements Significant subsidiaries and associates on pages 350 to 353 of the Financial information report.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).*

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).*

15.	Consent of Ernst & Young Ltd.*
* Filed as exhibit herewith

annual report
2009
1 | Strategy, performance and responsibility
2 | UBS business divisions and Corporate Center
3 | Risk and treasury management
4 | Corporate governance and compensation
5 | Financial information

 Contents

2	Letter to shareholders
5	UBS reporting at a glance
6	Other sources of information
7	Contacts

1.	Strategy, performance and responsibility

12	Strategy and structure
16	UBS corporate governance
20	The making of UBS
22	Current market climate and industry drivers
25	Risk factors
30	Financial performance
31	Measurement and analysis of performance
35	Accounting and reporting structure changes
37	UBS results
44	Balance sheet
47	Off-balance sheet
52	Cash flows
53	Our employees
58	Corporate responsibility

2.	UBS business divisions and Corporate Center

74	Wealth Management & Swiss Bank
80	Wealth Management Americas
86	Global Asset Management
95	Investment Bank
103	Corporate Center

3.	Risk and treasury management

112	Risk management and control
116	Credit risk
130	Market risk
137	Operational risk
139	Risk concentrations
142	Treasury management
143	Liquidity and funding management
150	Interest rate and currency management
152	Capital management
158	Shares and capital instruments
161	UBS shares in 2009
164	Basel II Pillar 3

4.	Corporate governance and compensation

186	Corporate governance
187	Group structure and shareholders
189	Capital structure
191	Board of Directors
198	Group Executive Board
203	Shareholders’ participation rights
205	Change of control and defense measures
206	Auditors
208	Information policy
210	Regulation and supervision
213	Compliance with New York Stock Exchange listing standards on corporate governance
215	Compensation and shareholdings
216	Compensation governance
227	2009 compensation for the Board of Directors and Group Executive Board
231	Shares and options held by the Board of Directors and Group Executive Board (at end of 2009)

5.	Financial information

244	Introduction and accounting principles
245	Critical accounting policies
249	Consolidated financial statements
263	Notes to the consolidated financial statements
371	UBS AG (Parent Bank)
371	Parent Bank review
372	Parent Bank financial statements
374	Notes to the Parent Bank financial statements
399	Additional disclosure required under SEC regulations
399	A – Introduction
400	B – Selected financial data
404	C – Information on the company
405	D – Information required by industry guide 3
EX-1.1
EX-1.2
EX-4.1
EX-7
EX-12
EX-13
EX-15

Annual Report 2009
Letter to shareholders

Dear Shareholders,
At our Annual General Meeting in April 2009, we laid out our priorities for the bank: strengthening our capital base, reducing risk and costs and returning UBS to profitability. By the end of 2009 we delivered on each of these objectives and, importantly, we reported a net profit in the fourth quarter. In November 2009, we set out a clear strategic direction and redefined what UBS stands for. The achievements of 2009 and our renewed strategic focus have created a firm basis on which to build a stronger, more profitable UBS and to regain your trust.
     The net loss attributable to UBS shareholders for 2009 was CHF 2.7 billion, a considerable reduction from the CHF 21.3 billion loss recorded in the prior year. This improvement was due to much lower losses on residual risk positions in the Investment Bank and reduced operating expenses for the Group. The result for 2009 included a number of significant items, namely an own credit loss of CHF 2.0 billion which occurred as a result of the markets’ perception of our improved creditworthiness, charges relating to the sale of UBS Pactual of CHF 1.4 billion, restructuring charges of CHF 0.8 billion, and a CHF 0.3 billion gain on the mandatory convertible notes converted in August 2009. Excluding these significant items, the underlying pre-tax result for the year was a profit of CHF 1.4 billion. The Group’s net profit attributable to shareholders for the fourth quarter was CHF 1.2 billion, including a positive contribution from each of our business divisions.
     The global economy experienced one of its most difficult years in 2009, with the financial crisis evolving into one of the worst post-war recessions. Governments and central banks took further action to stabilize markets and stimulate the economy, helping to restore investor confidence worldwide. As the economic outlook gradually improved, stock prices began to recover, starting at the end of the first quarter of 2009 and continuing into the second half of 2009.
At the end of 2009 our invested asset base was CHF 2,233 billion, broadly in line with the figure for year-end 2008. This result reflects the strong investment performance we delivered to our clients across our three asset gathering business divisions, which more than offset unacceptably high outflows. However, the Group’s average invested asset base for the year was down significantly, and this was the primary driver of reduced profits in these businesses. In Wealth Management & Swiss Bank, average invested assets were 20% below the 2008 average and together with interest margin pressure and lower client activity, led to a 25% decline in revenues. Although this was partly offset by over CHF 1.5 billion of cost reductions, profits for 2009 fell by 35% to CHF 3.9 billion compared with 2008. Global Asset Management reported a profit of CHF 438 million in 2009, 67% lower than in 2008 due to lower revenues on a lower average invested asset base and a CHF 191 million net goodwill impairment charge associated with the sale of UBS Pactual. Wealth Management Americas revenues fell 12% in the year, compared with an 11% decline in average invested assets. The pre-tax profit for 2009 was CHF 32 million.
     In our Investment Bank, the pre-tax result for 2009 was a loss of CHF 6.1 billion compared with a pre-tax loss of CHF 34.3 billion for 2008. The improvement reflects a significant reduction in losses on residual risk positions.
During 2009, we laid out the steps necessary to rebuild the bank, and reached a number of important milestones on the bank’s road to recovery. In April, we set headcount and cost reduction targets for 2010. By the end of 2009, we had largely achieved these targets. Headcount was reduced by 12,500 to reach our 65,000 target, and fixed costs were reduced by over CHF 3 billion compared with the prior year. We continued to reduce our risks and balance sheet, and by the end of 2009 both were more than 30% lower than the year before. In June, we further strengthened our capital base through the issuance and placement of CHF 293 million shares from authorized capital. Combined with lower risk weighted assets, this resulted in a BIS tier 1 ratio of 15.4% at the end of 2009 compared with 11.0% one year earlier. Our FINMA leverage ratio also improved to 3.9% from 2.5% one year ago. In the third quarter, we reached two significant milestones: The Swiss government exited its investment in UBS with a profit of CHF 1.2 billion; and we agreed to a settlement with the US tax authorities in relation to the John Doe summons.
During the fourth quarter we set a clear strategic direction to rebuild the firm. At our Investor Day in November, we outlined our new strategy and the targets we have established for ourselves. Our goals are to strengthen our position as a leading global wealth management business, to be a leading client-focused investment bank and to be economically profitable in every segment, market and business in which we operate. We aim to improve our operating performance substantially, building toward our medium-term target of CHF 15 billion of annual profit before tax.

2

Annual Report 2009

Our efforts to reposition the firm are taking place alongside ongoing regulatory changes. Proposed changes relating to capital adequacy and liquidity requirements, efforts to mitigate the “too big to fail” risk, financial products regulation, compensation guidelines, or the US “Volcker” proposals may have profound consequences for the industry as a whole. In preparation for dealing with a future financial crisis, relevant financial authorities will meet and share information to ensure that adequate contingency plans have been put into place to prevent serious domestic or international financial instability that would have an adverse impact on the real economy. We will maintain flexibility in our business model to adjust to future regulatory change.
We are continuing to meet our obligations under the settlement with the US Internal Revenue Service (IRS) relating to the John Doe summons proceeding. Based upon our compliance with the terms of the settlement, the IRS has withdrawn the summons with respect to all accounts other than the approximately 4,450 accounts for which the IRS requested information under the US/Swiss tax treaty. The recent decision by the Swiss Federal Administrative Court, under which certain account information cannot be provided to the IRS, is a matter to be resolved by the Swiss and US Governments as contemplated by the terms of the settlement. We will continue to comply fully with our obligations, including providing information to the Swiss Federal Tax Administration and completing the exit of the US cross-border business out of non-SEC registered entities. Further, we continue to recommend to our current and former US clients, to the extent applicable to their circumstances, the disclosure of their offshore assets to the IRS.
Outlook – In 2010, we expect to see the full effects of the progress we have made in improving operating efficiency, reducing risk and rebuilding and re-focusing our businesses. We are confident the steps we are taking to reduce client outflows in our wealth and asset management business divisions will be effective, but in the immediate future we still expect to report net outflows with some pressure on margins. We expect that the Investment Bank’s performance for the year as a whole will improve, in part because its residual risk positions will have a much reduced effect on results. Our Group results are heavily dependent on market vitality, and more favorable market conditions in January and February 2010 have benefited most of our businesses.
15 March 2010
UBS

Kaspar Villiger	Oswald J. Grübel
Chairman of the BoD	Group Chief Executive Officer

UBS reporting at a glance

Annual publications
Annual report (SAP no. 80531)
Published in both German and English, this single volume report provides a description of:
–	UBS’s strategy, performance and responsibility

–	the strategy and performance of the business divisions and the Corporate Center

–	risk and treasury management

–	corporate governance and executive compensation

–	financial information, including the financial statements
Review (SAP no. 80530)
The booklet contains key information on UBS’s strategy and financials. It is published in English, German, French and Italian.
Compensation Report (SAP no. 82307)
Compensation for senior management and the Board of Directors (executive and non-executive members) is discussed here. It is published in English and German.
Quarterly publications
Letter to shareholders
The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian.
Financial report (SAP no. 80834)
This report provides a detailed description of our strategy and performance for the respective quarter. It is published in English.
How to order reports
These reports are available in PDF format on the internet at www.ubs.com/investors/topics in the Financial information section. Printed copies can be ordered from the same website by accessing the order/subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Annual Report 2009
Other sources of information

Website
The “Analysts & Investors” section at www.ubs.com/investors provides the following information on UBS: financial information (including SEC results related filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar and dividend information; and the latest presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.
Result presentations
Our quarterly results presentations are webcast live. A playback of the most recent presentation is downloadable at www.ubs.com/presentations.
Messaging service / UBS news alert
On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.
Form 20-F and other submissions to the US Securities and Exchange Commission
We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.
     The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure.
     Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing 1-800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from our Investor Relations team at www.ubs.com/investors.

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
and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-288 50 50. UBS AG shares are currently listed on the SIX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange (TSE). We expect to de-list our shares from the TSE in the near future.

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong. www.ubs.com/media	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the global registered shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

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

Strategy, performance and responsibility

Information assured according to the Global Reporting Initiative (GRI)
Content of the sections “Our employees” and “Corporate responsibility” has been assured by SGS Société Générale de Surveillance SA (SGS) using the Global Reporting Initiative Sustainability Reporting Guidelines, as evidenced in the SGS Assurance Statement on page 69. The scope of the assurance also includes text and data on the website of UBS. Both the relevant texts in the 2009 annual report and on the website are referenced in the GRI index published on www.ubs.com/gri.

Strategy and performance
–	UBS is a client-focused financial services firm that offers a strong combination of wealth management, asset management and investment banking services on a global and regional basis.

–	We aim to generate sustainable earnings, create value for our shareholders and be economically profitable in every segment, market and business in which we operate.

UBS key figures
	As of or for the year ended
CHF million, except where indicated	31.12.09	31.12.08	31.12.07

Group results

Operating income	22,601	796	31,721

Operating expenses	25,162	28,555	35,463

Operating profit before tax (from continuing and discontinued operations)	(2,569)	(27,560)	(3,597)

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)

Diluted earnings per share (CHF)[1]	(0.75)	(7.63)	(2.41)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	(7.8)	(58.7)	(10.5)

Return on risk-weighted assets, gross (%)	9.9	1.2	8.6

Return on assets, gross (%)	1.5	0.2	1.3

Growth

Net profit growth (%)[3]	N/A	N/A	N/A

Net new money (CHF billion)[4]	(147.3)	(226.0)	140.6

Efficiency

Cost/income ratio (%)	103.0	753.0	111.0

Capital strength

BIS tier 1 ratio (%)[5]	15.4	11.0

FINMA leverage ratio (%)[5]	3.93	2.45

Balance sheet and capital management

Total assets	1,340,538	2,014,815	2,274,891

Equity attributable to UBS shareholders	41,013	32,531	36,875

BIS total ratio (%)[5]	19.8	15.0

BIS risk-weighted assets[5]	206,525	302,273

BIS tier 1 capital[5]	31,798	33,154

Additional information

Invested assets (CHF billion)	2,233	2,174	3,189

Personnel (full-time equivalents)	65,233	77,783	83,560

Market capitalization[6]	57,108	43,519	108,654

Long-term ratings

Fitch, London	A+	A+	AA

Moody’s, New York	Aa3	Aa2	Aaa

Standard & Poor’s, New York	A+	A+	AA

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators refer to the “Measurement and analysis performance” section of this report.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the “UBS shares in 2009” section of this report.

Our strategic priorities
We are concentrating on:
–	further strengthening our position as a leading client-focused bank for high net worth and ultra high net worth clients around the world;

–	continuing to be a leading firm across all client segments in Switzerland; and

–	being a top tier bank in growth regions where we choose to operate.
Re-focusing the business portfolio
We will further integrate our wealth management, asset management and investment banking businesses to generate more value, reflecting our commitment to comprehensively serve our clients across all segments. The Investment Bank will be more client focused building on its strong, less capital intensive flow and fee businesses. We will continue to build our onshore operations in our wealth management business, and continue to further grow our ultra high net worth business. Our managers within Global Asset Management are concentrating on driving a sustained improvement in investment performance and increasing overall efficiency.
Transforming the way we operate
Our transformation is geared towards exercising the full potential of our strengths based on three strategic guidelines: reputation, integration and execution.
Our reputation is our most valuable asset and is ultimately defined by the actions and decisions we make every day. To restore and safeguard our reputation, we have introduced more disciplined and effective governance processes.
Further integration is a key factor in delivering on our financial targets, serving our clients in a comprehensive manner, and driving efficiencies across our businesses. This will be achieved through a series of measures, including new management processes, upgrading client coverage and enhancing structures and processes for further cost and capital efficiency.
We are committed to execution at the highest standards, ensuring consistent high-quality delivery, and to building a performance-oriented culture that will help to retain, develop and attract the best talent at all levels.
Measures taken in 2009
In addition to stabilizing our financial condition, we have already undertaken several adjustments to governance and structures during the last few months to initiate and drive our transformation.
Establishment of Investment Products & Services
On 21 January 2010, we announced the establishment of the new Investment Products & Services (IPS) unit. IPS brings together product specialists from various business divisions involved in product development, coverage / sales support and execution for Wealth Management & Swiss Bank clients under one roof.
Formation of UBS Switzerland
We are the leading bank for retail and corporate clients and a leading asset management business in Switzerland. In 2009, we have further adjusted the governance structure to include a new executive committee: UBS Switzerland. The integrated management team of UBS Switzerland comprises all businesses active in Switzerland including retail, wealth management, corporate and institutional, investment banking and the asset management business.
Corporate Center
In 2009, we integrated our Group-wide shared service and control functions into the Corporate Center. Our goal is to improve effectiveness and efficiency on a sustainable basis, provide simple service delivery models and strengthen cost management by creating global and Group-wide cost-cutting measures. These shared services are overseen by the Group Chief Operating Officer. In parallel, the control functions were centralized under the Group Chief Financial Officer, Group Chief Risk Officer and Group General Counsel. This new centralized organizational structure provides a platform from which we can increase efficiency and enhance shareholder value.
Risk management and control
Risk reduction remained a priority in 2009. As a result of our risk reduction initiatives, we ended the year with risk exposures commensurate with our risk capacity, although legacy risks remain significant and are targeted for continued reduction. Effective risk management and control are essential to our success and we have made further progress in implementing the risk renewal program we initiated in 2008. In addition, the implementation of the settlement agreement relating to the cross-border investigation remains a focus of management attention.

Strategy, performance and responsibility
Strategy and structure
Strategy and structure
UBS is a client-focused financial services firm that offers a strong combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to our private, corporate and institutional clients, we aim to generate sustainable earnings, create value for our shareholders and be economically profitable in every segment, market and business in which we operate.

UBS business model and aspiration
UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.
     In aspiring to be a leading client-focused bank, we are concentrating on:
–	further strengthening our position as a leading bank for high net worth and ultra high net worth clients around the world;

–	continuing to be a leading firm across all client segments in Switzerland; and

–	being a top tier bank in growth regions where we choose to operate.
     We aim to have a leading investment bank with a client-centric business model that focuses on flow and advice activities, leveraging our traditional strengths and maximizing the creation of shareholder value by working closely in conjunction with our wealth management and asset management businesses.
Wealth Management & Swiss Bank
Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. We provide clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. UBS has a leading position across all client segments in Switzerland.
Wealth Management Americas
Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.
Global Asset Management
Global Asset Management is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities that can also be combined in multi-asset strategies.

Strategy, performance and responsibility

Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services and access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.
Corporate Center
The Corporate Center seeks to ensure that the business divisions operate as a coherent and effective whole by providing and managing support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of foreign currencies, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres.
è	Refer to the “Reporting structure” and “UBS business divisions and Corporate Center” sections of this report for more information on our businesses
UBS competitive profile
Our business mix reflects decades of continuous development, organic growth and acquisitions. As a leader in the wealth management industry in terms of total invested assets, we offer a combination of asset gathering (i.e. wealth management and asset management) and investment banking services in local and regional markets. Specifically, we are a leading wealth manager in Switzerland, Europe, and Asia Pacific, and also in main growth markets such as the Middle East and Latin America. In the US, we are a leading wealth management service provider and are the biggest foreign-owned wealth manager. Furthermore, we have the largest ultra high net worth business globally in terms of invested assets. Our investment bank is a strong corporate and institutional clients business, and holds leading positions in businesses such as equities, foreign exchange and money markets and advisory, adding to the attractiveness of our overall business portfolio.
     In the Asia Pacific region, we operate leading investment banking, wealth management and asset management businesses, with CHF 214 billion of invested assets making us the biggest foreign asset gatherer at the end of 2009.
UBS strategy
At our Investor Day in November 2009, we outlined strategic objectives to improve financial performance and reposition the firm for sustainable profitability in earnings and shareholder value. We aim to achieve this by re-focusing our business portfolio to fully capitalize on our strengths, and by substantially transforming the way we operate.
Re-focusing the business portfolio
We will further integrate our wealth management, asset management and investment banking businesses to generate more value, reflecting our commitment to comprehensively serve our clients across all segments. The Investment Bank will be more client focused building on its strong, less capital intensive flow and fee businesses (e.g. cash equities, foreign exchange and money markets, and advisory). This will also strengthen additional components, including the rates and credit business in fixed income, currencies and commodities. We will continue to build our onshore opera-

Strategy, performance and responsibility
Strategy and structure

tions in our wealth management business, and continue to further grow our ultra high net worth business. Our managers within Global Asset Management are concentrating on driving a sustained improvement in investment performance and increasing overall efficiency.
è	Refer to the “UBS business divisions and Corporate Center” section of this report for more information on the business division strategies
Transforming the way we operate
Our transformation is geared towards exercising the full potential of our strengths based on three strategic guidelines: reputation, integration and execution.
     Our reputation is our most valuable asset and is ultimately defined by the actions and decisions we make every day. To restore and safeguard our reputation, we have introduced more disciplined and effective governance processes.
     Further integration is a key factor in delivering on our financial targets, serving our clients in a comprehensive manner, and driving efficiencies across our businesses. This will be achieved through a series of measures, including new management processes, upgrading client coverage and enhancing structures and processes for further cost and capital efficiency.
     We are committed to execution at the highest standards, ensuring consistent high-quality delivery externally and internally, and to building a performance-oriented culture that will help to retain, develop and attract the best talent at all levels.
Measures taken
In addition to stabilizing our financial condition, we have already undertaken several adjustments towards improved governance and structures during the last few months that facilitate our transformation process.
Establishment of Investment Products & Services
On 21 January 2010, we announced the establishment of the new Investment Products & Services (IPS) unit. IPS brings together product specialists from various business divisions involved in product development, coverage / sales support and execution for Wealth Management & Swiss Bank clients under one roof. By making this change, we are making product specialists and expertise more accessible to our clients.
Formation of UBS Switzerland
We are the leading bank for retail and corporate clients and a leading asset management business in Switzerland. In 2009, we have further adjusted the governance structure to include a new executive committee: UBS Switzerland. The integrated management team of UBS Switzerland comprises all businesses active in Switzerland including retail, wealth management, corporate and institutional, investment banking and the asset management business. The integration of these businesses defines our commitment to the Swiss market and will help deliver comprehensive financial advice, products and tools to our clients.
Corporate Center
In 2009, we integrated our Group-wide shared service and control functions into the Corporate Center. Our goal is to improve effectiveness and efficiency on a sustainable basis, provide simple service delivery models and strengthen cost management by creating global and Group-wide cost-cutting measures. These shared services are overseen by the Group Chief Operating Officer (COO). In parallel, the control functions were centralized under the Group Chief Financial Officer (CFO), Group Chief Risk Officer (CRO) and Group General Counsel (GC). This new centralized organizational structure provides a platform from which we can increase efficiency and enhance shareholder value.
è	Refer to the “Corporate Center” section of this report for more information

Strategy, performance and responsibility

Risk management and control
Risk reduction remained a priority in 2009. As a result of our risk reduction initiatives, we ended the year with risk exposures commensurate with our risk capacity, although legacy risks remain significant and are targeted for continued reduction. Effective risk management and control are essential to our success and we have made further progress in implementing the risk renewal program we initiated in 2008. In addition, the implementation of the settlement agreement relating to the cross-border investigation remains a focus of management attention
Performance measures and management
We manage our businesses based on our new key performance indicators (KPI) framework introduced in 2009, which is used to monitor our risk-adjusted performance and the delivery of returns to shareholders. Senior management compensation was adjusted accordingly to ensure that management accountability and consistency is in alignment with long-term economic profitability.
è	Refer to the “Measurement and analysis of performance” section of this report for more information on key performance indicators

è	Refer to the “Compensation and shareholdings” section of this report for more information on senior management compensation

Strategy, performance and responsibility
Strategy and structure
UBS corporate governance

As mandated by Swiss banking law, UBS operates under a strict dual board structure comprising the Board of Directors and the Group Executive Board. The competencies of these two bodies and other relevant roles have been reviewed by the Board of Directors throughout 2009, resulting in a revised version of the “Organization Regulations of UBS AG” which came into effect on 1 November 2009.
Board of Directors
The Board of Directors (BoD) is our most senior body. Under the leadership of the Chairman, it decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (CEO), exercises the ultimate supervision over management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the Head of Group Internal Audit as well as supervises and sets appropriate risk management and control principles for the firm. With the exception of its current Chairman, Kaspar Villiger, all members of the BoD are independent.

è	Refer to the “Corporate governance” section of this report for more information about the BoD
From left: Rainer-Marc Frey Member Risk Committee Sally Bott Chairman Human Resources and Compensation Committee and Member Corporate Responsibility Committee Ann F. Godbehere Member Audit Committee and Corporate Responsibility Committee Bruno Gehrig Member Governance and Nominating Committee and Human Resources and Compensation Committee Michel Demaré Member Audit Committee Helmut Panke Member Human Resources and Compensation Committee and Risk Committee Sergio Marchionne Senior Independent Director and Member Governance and Nominating Committee Kaspar Villiger Chairman of the Board of Directors, Chairman Governance and Nominating Committee and Corporate Responsibility Committee David Sidwell Chairman Risk Committee William G. Parrett Chairman Audit Committee Axel P. Lehmann Member Risk Committee Peter R. Voser Member Governance and Nominating Committee

Strategy, performance and responsibility

Strategy, performance and responsibility
Strategy and structure

Group Executive Board
Management of the firm is delegated by the BoD to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.
è	Refer to the “Corporate governance” section of this report for more information about the GEB
From left: Philip J. Lofts Group Chief Risk Officer Ulrich Körner Group Chief Operating Officer and CEO Corporate Center John A. Fraser Chairman and CEO Global Asset Management Markus U. Diethelm Group General Counsel Robert Wolf Chairman and CEO, UBS Group Americas/President Investment Bank Alexander Wilmot-Sitwell co-CEO Investment Bank Francesco Morra CEO UBS Switzerland, Wealth Management & Swiss Bank Jürg Zeltner CEO Wealth Management, Wealth Management & Swiss Bank Chi-Won Yoon Chairman and CEO Asia Pacific Carsten Kengeter co-CEO Investment Bank Robert J. McCann CEO Wealth Management Americas Oswald J. Grübel Group Chief Executive Officer John Cryan Group Chief Financial Officer

Strategy, performance and responsibility

Strategy, performance and responsibility
The making of UBS
The making of UBS

The firms that have come to make up today’s UBS look back on a long and diverse history. Both the two Swiss predecessor banks and PaineWebber Group Inc. (PaineWebber) came into being in the second half of the 19th century, while S.G. Warburg’s roots go back to 1934. But it was in the 1990s when our current identity began to form.
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
     Union Bank of Switzerland, the largest and best-capitalized Swiss bank of its time, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, meritocracy and team orientation. It brought state-of-the-art risk management and derivatives technology to SBC. In 1994, SBC acquired Brinson Partners, one of the leading US-based institutional asset management firms. Both the O’Connor and Brinson transactions represented fundamental steps in the development of the firm.
     The next major move was in 1995, when SBC acquired S.G. Warburg, the British merchant bank. The deal helped fill SBC’s strategic gaps in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still crucial to today’s equities business.
     The 1998 merger of SBC and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating a leading global wealth manager and improving the new firm’s chances of becoming a global bulge bracket investment bank and a leading global institutional asset manager.
     Still, in order to become a truly global player in investment banking and wealth management, UBS needed to establish a significant presence in the key US market. UBS advanced toward this objective when it acquired PaineWebber in 2000.
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

Strategy, performance and responsibility

Strategy, performance and responsibility
Current market climate and industry drivers

Current market climate and industry drivers
The recent crisis and its aftermath will have enduring effects on the financial services industry.

Financial crisis and global recession
The global economy experienced one of its most difficult years in 2009. The financial crisis originated with the sub-prime crisis in 2007-2008, and evolved into one of the worst recessions in the post-war era. For the first time in many decades, the world’s gross domestic product (GDP) deflated in real terms, as both developed and emerging economies suffered from falling international trade volumes and shrinking industrial production. The sharp contraction in growth of the global economy resulted in a further correction in asset prices in the early part of the year as global stock prices plummeted to historical lows. The crisis spread from the financial sector to other industries, leading to a rapid rise in the unemployment rate as businesses reduced their employment levels to adjust to the changes in global demand.
     The adverse macroeconomic scenarios triggered by the financial crisis pushed governments and central banks around the world to further step up their fiscal policy efforts during 2009. In addition to maintaining interest rates at record lows, and further enlarging the scope of so-called “unconventional monetary measures” such as the purchase of distressed assets from financial institutions, the policy focus shifted to fiscal stimulus packages to provide support to the goods and services sector. The increase in public expenditure, coupled with a drop in tax revenues as a result of the economic decline, led to greatly increased public deficits, particularly in the US and Europe.
     In the course of the second quarter, global growth reached record lows, and only during the summer did signs of stabilization in the global economy begin to emerge, particularly within the industrial production sector. As the economic outlook gradually began to improve there was a recovery in stock prices, which started by the end of first quarter of 2009 and continued in the second half of 2009, taking the yearly gains in the global stock indexes to more than 20%. Emerging markets’ stocks – particularly in Asia – experienced the strongest rebound as they were leading the unfolding recovery. The rebound in asset prices that occurred during the year was not restricted to stocks but also extended to the credit security markets. Overall, the recovery in asset prices provided private and institutional investors with very good returns compared with the losses experienced in 2008.
     As the global outlook improved, the financial services industry benefited from the recovery in asset prices. Improved liquidity conditions in capital markets allowed financial institutions to raise capital in order to bolster funds, reinforcing their capital positions. However, despite the overall improvement observed during the year, the financial sector remained under pressure as the lasting effects of the financial crisis were further exacerbated by the growing impact of the global recession on banks’ balance sheets.
Macroeconomic perspectives
The overall economic outlook of most economists for 2010 is cautiously optimistic, as global growth returned in the second half of 2009 and is expected to improve throughout the year. However, caution has been expressed as this recovery appears “abnormal” when compared with previous economic cycles. The economic recovery seen so far remains weak when compared with previous recoveries following recessions of the magnitude experienced in 2009. In “normal” recoveries, global growth sharply increases following the downturn, often surpassing the pre-crisis growth rate, and then eventually falls back to its long-term growth rate. In the current market environment, the return to pre-crisis growth rates appears to be taking longer to materialize, mostly as a result of deleveraging in the private and corporate sectors. Secondly, the ongoing economic recovery also appears to be uneven from a geographical point of view. While emerging markets are expected to show the strongest performance, growth in advanced economies is predicted to remain low as the household and

Strategy, performance and responsibility

corporate sectors continue to repair their balance sheets. Unemployment rates are expected to remain high and only begin declining later during the year, as global economic recovery is firmly established in advanced economies.
Industry drivers
A number of drivers are expected to have a significant impact on banks’ earnings and the structure of the financial services industry in the short-to medium-term. The most relevant factors are described below.
Deleveraging
The financial services industry experienced massive deleveraging in 2009. Banks in the US and Europe continued to decrease their balance sheets and raise capital to reinforce their financial position. While the deleveraging process within the banking sector is likely to continue for some time, and further capital might be raised in the future as a result of ongoing regulatory changes, it appears that financial sector leverage level has fallen substantially from the levels reached just before the crisis erupted. On the other hand, deleveraging in the overall economy has only just begun. The reduction in household sector debt, which has already commenced in some countries, has been partly offset by an increase in government debt, leaving the overall debt level mostly unchanged. Most of the financial crises experienced in the last few decades have typically been followed by prolonged deleveraging episodes involving a substantial reduction in the debt-to-GDP ratio in the private sector, the public sector or simultaneously in both sectors.
     Most past episodes of deleveraging have had a negative impact on growth, and lower real economy returns will negatively impact the profitability of the financial services industry in the next few years.
Emerging markets
Emerging markets were also impacted by the global recession in 2009. Exporters of manufactured goods were hit by falling global trade volumes and reduced imports in advanced economies. Commodity producers and exporters were hit by falling prices as the boom in commodity prices in the early 2000s suddenly came to an end. Economic growth slowed markedly, and governments intervened to support domestic demand through public expenditures and increased credit supply to state-controlled and private corporations. However, due to the better shape of household and corporation balance sheets when compared with most advanced economies as well as the fiscal and monetary policy stimulus, emerging markets – particularly Brazil, Asia and the Middle East – performed relatively well during the crisis. Thanks to solid macro fundamentals, most emerging economies were the first to emerge from the slump in the course of the year. This performance is expected to continue throughout 2010, with a return to sustained growth specifically in Asia and other emerging markets.
     Therefore, the economic crisis over the last year has been a driving force in the economic and geographic power shift from advanced to emerging economies which was already well under way before the financial crisis hit the global economy. Banks that have built a significant presence in emerging markets, and serve a wide range of institutional and private clients in those economies, may benefit if the emerging markets’ share of global profits for the financial services industry continues to grow.
Re-regulation of the financial services industry
International organizations and national regulators have increased their focus on revising the regulatory framework of the financial services industry as conditions within the industry continue to improve and short-term governmental finan-

Strategy, performance and responsibility
Current market climate and industry drivers

cial support is gradually withdrawn. The G-20 has stipulated broad guidelines of re-regulation which are being specified by the Financial Stability Board, the International Monetary Fund and the Basel Committee on Banking Supervision. As some countries are starting to implement regulatory changes, others are still debating on what is the best way forward. For instance, the Swiss Financial Market Supervisory Authority (FINMA) has already introduced increased capital requirements and liquidity constraints for the largest Swiss banks. While the international organizations are trying to achieve an international level playing field, there is a growing risk that jurisdictions will implement regulations at different times and levels of intensity. This could lead to fragmentation of the regulatory framework and disparities of conditions between countries, with a risk of national ring-fencing tendencies.
     The expected significant tightening of regulatory requirements pertaining to the financial services industry, whether globally coordinated or not, will likely reduce the profitability of certain businesses. This will eventually lead to changes in the competitive landscape of the financial services industry. Financial institutions and advisory businesses with low capital intensity that will be faster and more efficient in adapting themselves to the new regulatory environment are likely to outperform in the medium-term.
Rising taxation as public deficits soar
One of the legacies of the global crisis is higher public debt in most of the developed world. As a result of the financial crisis, there has been a substantial transfer of private debt to the public sector. Higher public debts are most likely to become a dominant policy issue over the medium-term as governments will have to deal with the fiscal structural adjustments required to reduce the debt. The fiscal challenges that have emerged from the financial crisis are further aggravat-
ed by the impact of demographic changes in public finance, which is expected to grow in most advanced economies and in some emerging markets.
     Fiscal restructuring will likely be a long process. It may be many years before public sector debt is brought back to pre-crisis levels. Governments will utilize a mix of measures, including structural reforms to pension and healthcare eligibility as well as a revision of tax rates and coverage. In the coming years, the pre-crisis trend of falling tax rates on individuals’ income will probably reverse, reducing the disposable income of individuals. If this occurs, clients can be expected to become more focused on effective tax planning in hopes of reducing their tax burden. Banks and financial institutions capable of providing this type of expertise may be able to retain or attract more clients.
Global capital flows and offshore centers
In the pre-crisis period, offshore centers benefited from soaring cross-border capital flows as they have been the financial platforms often used by investors for global investments. One implication of the global crisis has been a dramatic drop in global capital flows, as investors were more averse to taking risks and were more domestically oriented. Financial institutions reduced their exposure to foreign markets proportionally more than to their domestic markets. In the course of 2009, global capital flows began to recover as investors gradually increased their risk appetite, particularly in relation to assets located in emerging markets. However, it could take many years for global capital flows to return to pre-crisis levels.
     Offshore centers are also under increasing policy pressure, as governments around the world are urging for more transparency concerning income produced on assets held by investors abroad. Banks with an established broad presence in onshore markets are likely to be impacted less than other banks relying exclusively on offshore business.

Strategy, performance and responsibility
Risk factors

Certain risks, including those described below, can impact our ability to carry out our business strategies and directly affect our business activities, financial condition, results of operations and prospects. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that only become apparent with the benefit of hindsight, risks of which we are not presently aware could also materially affect our business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.
Our reputation is key to the success of our business
Our reputation has been severely damaged by our very large losses during the financial crisis and by the US cross-border matter. This has resulted in client attrition in different parts of our business and has negatively affected our financial performance. Restoring our reputation is essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. Accordingly, it is critical to the success of our strategic plans. Reputational damage is difficult to reverse. The process is slow and success can be difficult to measure. We have taken what we believe are very important steps to restore our reputation, but it is possible that it will take longer to repair than we expect, particularly if further events were to occur that cause additional damage to our reputation. Any failure to restore or further damage to our reputation could have a material adverse effect on our operational results and financial condition. Even if our reputation is restored, we may not progress quickly enough to achieve our medium-term goals.
Regulatory changes may adversely affect our business and ability to execute our strategic plans
In the wake of the recent financial crisis, regulators and legislators are actively considering a wide range of measures designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. Potential changes include:
–	significantly higher regulatory capital requirements

–	changes in the capital treatment of certain capital instruments issued by UBS and other banks

–	changes in the calculation of risk-weighted assets

–	new or significantly enhanced liquidity requirements

–	requirements to maintain liquidity and capital in multiple jurisdictions where activities are conducted
–	limitations on principal trading activities

–	taxes and government fees that would effectively limit balance sheet growth

–	a variety of measures constraining, taxing or imposing additional requirements relating to compensation

–	requirements to adopt structural and other changes designed to make major financial institutions easier to wind down or disassemble

–	outright size limitations
    Notwithstanding attempts by regulators to coordinate their efforts, the proposals differ by jurisdiction, and enhanced regulation may be imposed in a manner that makes it more difficult to manage global institutions. Swiss authorities have expressed concern about the systemic risks posed by its two largest banks, particularly in relation to the size of the Swiss economy and governmental resources. This may lead to more stringent regulations applicable to major banks headquartered in Switzerland in comparison with those based elsewhere. The potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect on our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and on our ability to compete with other financial institutions. They could also have an impact on our legal structure or our business model.
We are exposed to possible further reduction in client assets in our wealth management and asset management businesses
In 2008 and 2009, we experienced substantial net outflows of client assets in our wealth management and asset management businesses. This resulted from a number of different factors, including our substantial losses, the damage to our reputation, the loss of client advisors and developments concerning our cross-border private banking business. As some of these factors can only be addressed over an extended period of time, we may continue to experience net outflows of client assets. This may adversely affect the results of our wealth management and asset management businesses.
We hold proprietary risk positions that may be adversely affected by conditions in the financial markets
UBS, like many other financial market participants, was severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the

Strategy, performance and responsibility
Risk factors

crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and to a lesser extent in 2009. We have drastically reduced our risk exposures, in part due to transfers to a fund controlled by the SNB. We do, however, continue to hold sizeable legacy risk positions that are exposed to the general systemic and counterparty risks that were exacerbated by the financial crisis. The illiquidity of most of these legacy risk positions is likely to make it increasingly difficult to reduce our exposures to them.
     During the market crisis, we incurred large losses (realized and mark to market) on our holdings of securities related to the US residential mortgage market. Although our exposure to that market was reduced dramatically in 2008 and 2009, we remain exposed to a smaller degree to such losses, most notably through monoline-insured positions. Monoline insurers have been adversely affected by their exposure to US residential mortgage-linked products, and we have recorded large credit valuation adjustments on our claims against them. If the financial condition of monoline insurers or their perceived creditworthiness deteriorates further, we would have to record further material credit valuation adjustments on the CDSs bought from them.
     The market dislocation also affected other asset classes. In 2008 and 2009, we recorded markdowns on other assets carried at fair value, including auction rate securities (ARS), leveraged finance commitments, commercial mortgages in the US and non-US mortgage-backed and asset-backed securities (ABSs). We have a very large inventory of ARS, which is likely to increase as a result of our partially satisfied commitment to repurchase client-owned ARS. We hold positions related to real estate in countries other than the US, including a very substantial Swiss mortgage portfolio, and we could suffer losses on these positions. In addition, further market dislocation or continued weak financial conditions could result in further writedowns on our assets carried at fair value or in the impairment of assets classified as or reclassified to loans or receivables. We are also exposed to risk in our prime brokerage, reverse repo and lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.
Performance in the financial services industry depends on the economic climate
The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, capital markets that are transparent, liquid and buoyant and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in 2008 and to a lesser extent in 2009) can negatively affect our revenues and ultimately our capital base.
     A market downturn can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets which are susceptible to macroeconomic and geopolitical developments, or as a result of the failure of a major market participant. As our presence and business in emerging markets increases, we become more exposed to these risks. Adverse developments of this kind have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:
–	a general reduction in business activity and market volumes would affect fees, commissions and margins from market-making and customer-driven transactions and activities;

–	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;

–	reduced market liquidity limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;

–	assets we own and account for as investments or trading positions could continue to fall in value;

–	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and

–
if individual countries impose restrictions on cross-border payments or other exchange or capital controls, we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in – or prevented from – managing our risks.

     The developments mentioned above can affect the performance of both our business units and of UBS as a whole. There is also a risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.
     In addition, interest rate increases triggered by central banks may adversely affect the economy and our business and funding costs.
We are dependent upon our risk management and control processes to avoid or limit potential losses in our trading and counterparty credit businesses
Controlled risk-taking is a major part of the business of a financial services firm. Credit is an integral part of many of our retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions. Changes in interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking

Strategy, performance and responsibility

activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must therefore diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (“stressed”) conditions, when concentrations of exposures can lead to severe losses.
     As seen during the recent market crisis, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-Risk (VaR), a statistical measure for market risk, is derived from historical market data, and thus by definition could not have predicted the losses seen in the stressed conditions in the past few years. Moreover, stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:
–	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

–	our assessment of the risks identified or our response to negative trends proves to be inadequate or incorrect;

–	markets move in ways that are unexpected – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resultant environment is therefore affected;

–
third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models, and we accordingly suffer defaults and impairments beyond the level implied by our risk assessment; or

–	collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.
     We also manage risk on behalf of our clients in our asset and wealth management businesses. Our performance in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management or withdrawal of mandates.
     If we decide to support a fund or another investment that we sponsor in our asset or wealth management business (such as the property fund to which Wealth Management & Swiss Bank has exposure) we might, depending on the facts and circumstances, incur charges that could increase to material levels.
     Investment positions, such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds we manage, may also be affected by market risk factors. These investments are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on our earnings.
Valuations of certain assets rely on models. For some of the inputs to these models there is no observable source
Where possible, we mark our trading book assets at their quoted market price in an active market. In the current environment, such price information is not available for certain instruments and we apply valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions of which some or all of the reference data are not observable or have limited observability, we use valuation models with non-market observable inputs. There is no single market standard for valuation models in this area. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process. Changes in model inputs or in the models themselves could have a material adverse effect on our financial results.
Credit ratings and liquidity and funding management are critical to our ongoing performance
Moody’s Investors Service, Fitch Ratings and Standard & Poor’s lowered our long-term credit rating several times in 2008 and 2009. Further reductions in our credit rating could increase our funding costs, in particular with regard to funding from wholesale unsecured sources. Some of these downgrades have required us to make additional cash payments or post additional collateral, and additional reductions in the credit ratings could have similar effects. Our credit ratings also have an impact on the performance of our businesses. Along with our capital strength and reputation, our credit ratings contribute to maintaining client and counterparty confidence in us.
     A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of these funding sources has generally been stable, but may change in the future due, among other things, to general market

Strategy, performance and responsibility
Risk factors

disruptions. Any such change could occur quickly and without notice. We may be required to maintain substantially higher levels of liquidity than has been our usual practice due to possible changes in regulatory requirements. This could have an adverse impact on the attractiveness of certain lines of business, particularly in the Investment Bank, and may reduce our overall ability to generate profits.
è	Refer to the “Risk and treasury management” section of this report for more information on our approach to liquidity and funding management
Our capital strength is important in supporting our client franchise
Our capital position, as measured by the BIS tier 1 and total capital ratios, is determined by (i) risk-weighted assets (RWAs) (balance sheet, off-balance sheet and other market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (ii) eligible capital. Both RWAs and eligible capital are subject to change. Eligible capital, for example, could experience a reduction resulting from financial losses, acquired goodwill or as a result of foreign exchange movements. RWAs, on the other hand, will be driven by our business activities and by changes in the risk profile of these assets. They could furthermore be subject to a change in regulatory requirements or the interpretation thereof. For instance, substantial market volatility, a widening of credit spreads (the major driver of our VaR), a change in regulatory treatment of certain positions, stronger foreign currencies, increased counterparty risk or a deterioration in the economic environment could result in a rise in RWAs or a change in capital requirements, thereby potentially reducing our capital ratios. We are subject to regulatory capital requirements imposed by the Swiss Financial Market Supervisory Authority (FINMA), under which we have higher RWA than would be the case under BIS guidelines. Forthcoming changes in the calculation of RWAs under FINMA requirements are expected to increase the level of our RWAs and therefore have an adverse effect on our capital ratios. In addition, FINMA has introduced a minimum leverage ratio which is being progressively implemented and will be fully applicable in 2013. Changes by FINMA in the tier 1 and total capital requirements or in the leverage ratio requirement, whether pertaining to the minimum levels required for large Swiss banks or to the calculation thereof (including changes made to implement the proposed Basel III standards), could have a material adverse effect on our business and ability to execute our strategic plans or pay dividends in the future.
Operational risks may affect our business
All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, and to comply with the requirements of the many different legal and regulatory regimes. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, systems failure and failure of security and physical protection, are appropriately controlled. If our internal controls fail or prove ineffective in identifying and remedying such risks, we could suffer operational failures that might result in material losses.
Legal claims and regulatory risks and restrictions arise in the conduct of our business
In the ordinary course of our business, we are subject to regulatory oversight and liability risk. We are involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where we are active. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business. We continue to be subject to government inquiries and investigations, and are involved in a number of litigations and disputes related to the financial crisis. These matters concern, among other things, our valuations, accounting classifications, disclosures, investment suitability, writedowns, underwriting and contractual obligations, as well as our role as an underwriter in securities offerings for other issuers.
     We have been in active dialogue with our regulators concerning remedial actions that we are taking to address deficiencies in our risk management and control, funding and certain other processes and systems. We will for some time be subject to increased scrutiny by FINMA and our other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of our strategic plans.
     In February 2009, we entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) and a Consent Order with the US Securities and Exchange Commission in connection with our cross-border private banking services provided to US private clients. In addition, a petition for enforcement of a civil summons issued by the US Internal Revenue Service (IRS), seeking information concerning our cross-border business, including records located in Switzerland, was filed by the civil division of the DOJ. In August 2009, we entered into a settlement agreement with the IRS and the DOJ. Pursuant to this agreement and a related agreement between the US and Switzerland, the summons enforcement proceeding will be dismissed if certain requirements are satisfied. It is not yet clear what effect, if

Strategy, performance and responsibility

any, the recent Swiss court decision prohibiting the provision of certain UBS client data to the IRS may have on our 2009 settlements with US authorities and our businesses.
     Tax and regulatory authorities in a number of other jurisdictions have also requested information relating to the cross-border wealth management services provided by UBS and other financial institutions. These governmental actions, and our responses to them, could adversely affect the future profitability of our international wealth management businesses.
è	Refer to “Note 21 Provisions and litigation” in the “Financial information” section of this report for more information on legal proceedings in which UBS is involved
We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees
The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. We expect these trends to continue and competition to increase in the future.
     Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies or are unable to attract or retain the qualified people needed to carry them out. The changes recently introduced in our balance sheet management, funding framework and risk management and control, as well as possible new or enhanced regulatory requirements, may constrain the revenue contribution of certain lines of business. For example, parts of the Investment Bank’s fixed income, currencies and commodities (FICC) business may be affected as they require substantial funding and are capital-intensive.
     Following the losses incurred in 2008, we significantly reduced the variable compensation granted to our employees for that year. This and other factors adversely affected our ability to retain and attract key employees, which in turn negatively affected our revenues in a number of business lines in 2009. The amount of variable compensation granted for 2009 was higher than in 2008, but the portion of vari-
able compensation granted in the form of deferred shares was much higher than in the past, and the percentage of compensation deferred was higher than that of most of our competitors. We continue to be subject to the risk that key employees will be attracted by competitors and decide to leave UBS, or that we may be less successful than our competitors in attracting qualified employees. This risk also arises in connection with the increasing legislation, regulation and regulatory pressure relating to remuneration in general and variable compensation in particular. Although this affects many if not all of the major banks, the constraints are likely to differ by jurisdiction and therefore less regulated competitors may tend to have an advantage.
Our global presence exposes us to risks arising from being subject to different regulatory, legal and tax regimes, as well as from currency fluctuation
We operate in more than 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal, tax and regulatory regimes.
     Our ability to execute our global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain and maintain the necessary licenses to operate in local markets. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of our clients to do business with the bank, or the viability of our strategies and business model. In our financial accounts we accrue taxes, but the final effect of taxes on earnings is only determined after the completion of tax audits (which generally takes a number of years) or the expiration of statutes of limitations. In addition, changes in tax laws, judicial interpretation of tax laws or policies and practices of tax authorities could cause the amount of taxes ultimately paid by UBS to differ materially from the amount accrued.
     Because we prepare our accounts in Swiss francs and a substantial portion of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar and to a much lesser extent between the Swiss franc and the Euro and UK sterning (US dollar income represents the major part of our non-Swiss-franc income), have an effect on our reported income and shareholders’ equity.

Strategy, performance and responsibility
Financial performance

Financial performance
Our performance is reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. This section provides a discussion and analysis of our results for 2009, commenting on the underlying operational performance of the business, with a focus on continuing operations.
UBS key figures

	As of or for the year ended

CHF million, except where indicated	31.12.09	31.12.08	31.12.07

Group results

Operating income	22,601	796	31,721

Operating expenses	25,162	28,555	35,463

Operating profit before tax (from continuing and discontinued operations)	(2,569)	(27,560)	(3,597)

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)

Diluted earnings per share (CHF)[1]	(0.75)	(7.63)	(2.41)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	(7.8)	(58.7)	(10.5)

Return on risk-weighted assets, gross (%)	9.9	1.2	8.6

Return on assets, gross (%)	1.5	0.2	1.3

Growth

Net profit growth (%)[3]	N/A	N/A	N/A

Net new money (CHF billion)[4]	(147.3)	(226.0)	140.6

Efficiency

Cost/income ratio (%)	103.0	753.0	111.0

Capital strength

BIS tier 1 ratio (%)[5]	15.4	11.0

FINMA leverage ratio (%)[5]	3.93	2.45

Balance sheet and capital management

Total assets	1,340,538	2,014,815	2,274,891

Equity attributable to UBS shareholders	41,013	32,531	36,875

BIS total ratio (%)[5]	19.8	15.0

BIS risk-weighted assets[5]	206,525	302,273

BIS tier 1 capital[5]	31,798	33,154

Additional information

Invested assets (CHF billion)	2,233	2,174	3,189

Personnel (full-time equivalents)	65,233	77,783	83,560

Market capitalization[6]	57,108	43,519	108,654

Long-term ratings

Fitch, London	A+	A+	AA

Moody’s, New York	Aa3	Aa2	Aaa

Standard & Poor’s, New York	A+	A+	AA

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.  2 For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section of this report.  3 Not meaningful if either the current period or the comparison period is a loss period.  4 Excludes interest and dividend income.
5 Refer to the “Capital management” section of this report.  6 Refer to the “UBS shares in 2009” section of this report.

Strategy, performance and responsibility
Measurement and analysis of performance

Key factors affecting our financial position and results of operations in 2009
–
In 2009, the net loss attributable to UBS shareholders for 2009 was CHF 2.7 billion, a considerable reduction from the CHF 21.3 billion loss recorded in the prior year. This improvement was due to much lower losses on residual risk positions in the Investment Bank and reduced operating expenses for the Group. The result for 2009 included a number of significant items, namely an own credit loss of CHF 2.0 billion which occurred as a result of the markets’ perception of our improved creditworthiness, charges relating to the sale of UBS Pactual of CHF 1.4 billion, restructuring charges of CHF 0.8 billion, and a CHF 0.3 billion gain on the mandatory convertible notes converted in August 2009. Excluding these significant items, the underlying pre-tax result for the year was a profit of CHF 1.4 billion. The Group’s net profit attributable to shareholders for the fourth quarter was CHF 1.2 billion, including a positive contribution from each of our business divisions.

–
At the end of 2009 our invested asset base was CHF 2,233 billion, broadly in line with the figure for year-end 2008. However, the Group’s average invested asset base for the year was down significantly, and this was the primary driver of reduced profits in our asset gathering business divisions. Net new money outflows in 2009 were CHF 89.8 billion for Wealth Management & Swiss Bank, compared with CHF 107.1 billion in 2008; CHF 11.6 billion for Wealth Management Americas, compared with CHF 15.9 billion; and CHF 45.8 billion for Global Asset Management, compared with CHF 103.0 billion.

–
At year-end 2009, the BIS tier 1 ratio amounted to 15.4% and the total capital ratio to 19.8%, up from 11.0% and 15.0%, respectively, on 31 December 2008. BIS risk-weighted assets declined from CHF 302.3 billion in December 2008 to CHF 206.5 billion in December 2009, while eligible tier 1 capital decreased from CHF 33.2 billion to CHF 31.8 billion over the same period, reflecting the effects of losses incurred during 2009 and further negative impacts on equity, only partially offset by the positive effects from issues of capital instruments.

–
Our total assets stood at CHF 1,341 billion on 31 December 2009, down CHF 674 billion (33%) from CHF 2,015 billion on 31 December 2008. This decline was due to significant market driven reductions in replacement values (RVs) on both sides of the balance sheet.

–
Due to the significant improvement in our credit spreads in 2009 compared with 2008, the Investment Bank incurred an own credit charge to income of CHF 2,023 million compared with a gain of CHF 2,032 million recognized in 2008.

–
In 2009, we experienced a net credit loss expense of CHF 1,832 million, of which CHF 1,698 million related to the Investment Bank and CHF 133 million to Wealth Management & Swiss Bank. Impairment charges of the Investment Bank include an impairment of CHF 425 million for reclassified securities. In comparison, we recorded a net credit loss expense of CHF 2,996 million in 2008.

è	Refer to the “Credit risk” section of this report for more information
–
We recognized a net income tax benefit of CHF 443 million for 2009, which mainly related to an increase in deferred tax assets for tax losses following updated forecast profit assumptions over the five-year horizon used for recognition purposes. In 2008, the net income tax benefit was CHF 6,837 million, which mainly reflected an increase in deferred tax assets for tax losses.

–
On 16 October 2008, we reached an agreement with the Swiss National Bank (SNB) to transfer, in one or more sales, certain illiquid and other positions from our balance sheet to a separate fund entity owned and controlled by the SNB. In December 2008, USD 16.4 billion of positions were transferred to the fund followed by the transfer of the remaining USD 22.2 billion of positions in March and April 2009. The purchase price was determined by the SNB based on valuations made by independent experts and reflected the value of these positions on 30 September 2008. The purchase price for the overall portfolio was, in the aggregate, approximately USD 1 billion lower than the market value we assigned to these positions on 30 September 2008. Of this USD 1 billion, USD 0.7 billion was accounted for in our results for 2008, and the remaining balance was recognized in the income statement in first quarter 2009. The impact of the SNB transaction on the income statement for 2009 was a charge of CHF 115 million, which comprised a CHF 232 million charge due to the price difference recognized in first quarter 2009, and was offset by a net valuation gain of CHF 117 million on our option to acquire the fund’s equity.

–	On 18 February 2009, we announced the settlement of the US cross-border case with the US Department of Jus-

Strategy, performance and responsibility
Financial performance

tice (DOJ) and the US Securities and Exchange Commission (SEC), by entering into a deferred prosecution agreement with the DOJ and a consent order with the SEC. As part of these settlement agreements, we agreed to pay CHF 917 million (USD 780 million). This had no impact on our 2009 results as the cost for the settlement had been fully charged in 2008. Subsequently, on 19 August 2009, we also announced the formal signing of a settlement agreement with the IRS and the DOJ to resolve the “John Doe” summons litigation. The agreement does not call for any payment by us. Moreover, it resolves all issues relating to the alleged breaches of our Qualified Intermediary Agreement with the IRS as set forth in the Notice of Default dated 15 May 2008.

è	Refer to “Note 21 Provisions and litigation” In the “Financial Information” section of this report for the principal terms of this settlement agreement and the related agreement entered into at the same time by the governments of Switzerland and the US
–
On 15 April 2009, we announced cost-saving measures to be executed throughout 2009. We consolidated all Group-wide infrastructure and service operations in the Corporate Center and centralized our finance, risk control, and legal and compliance functions. In addition, we reduced the number of employees to 65,233 as of 31 December 2009 from approximately 76,200 as of the end of March 2009. The total restructuring charge incurred in 2009 was CHF 791 million, including CHF 491 million in Personnel expenses, mainly for severance payments, CHF 256 million in General and administrative expenses, primarily for real-estate-related costs, and CHF 45 million of depreciation and impairment losses on property and equipment.

–
On 20 April 2009, we announced the agreement to sell our Brazilian financial services business, UBS Pactual, to BTG Investments, LP. The transaction was completed on 18 September 2009. The consideration included a combination of a cash payment and a transfer of liabilities to BTG Investments. The cash consideration amounted to USD 620 million, of which USD 420 million was paid at closing, and USD 200 million plus accrued interest will be paid 12 months after the closing. The liabilities transferred to BTG Investments consisted primarily of the present value of the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred when we acquired Pactual in 2006 and was due in 2011. In 2009, the overall impact of the transaction on our profit before tax was a net charge of CHF 1,403 million, including a goodwill impairment charge of CHF 1,123 million, a CHF 498 million pre-tax loss on the completion of the sale, and was partly offset by UBS Pactual’s pre-tax operational profits in 2009 of CHF 218 million. In addition, a deferred tax benefit of CHF 243 million was recognized.

–
On 25 June 2009, we placed 293,258,050 newly issued shares from authorized capital with a small number of large institutional investors at a price of CHF 13.00 per share. After deducting costs associated with the placement, the amount of new equity capital raised was approximately CHF 3.8 billion.

–
On 19 August 2009, the Swiss Confederation announced the conversion of its CHF 6 billion mandatory convertible notes (MCNs). Upon conversion on 25 August 2009, we issued 332,225,913 new shares with a nominal value of CHF 0.10 each from existing conditional capital. The liability and the negative replacement value recorded on the balance sheet for the principal amount and the embedded derivative component of the MCNs were reclassified to equity. The conversion of the MCNs resulted in an overall increase in equity of CHF 6,718 million for 2009. Prior to the conversion of the MCNs, the embedded derivative component was re-measured to fair value resulting in a gain of CHF 341 million for 2009. In addition, the Swiss Confederation waived its right to receive future coupon payments on the converted MCNs for a cash amount of approximately CHF 1.8 billion. The impact on our income statement resulting from this waiver was not material, but the payment reduced our BIS tier 1 capital by CHF 1.4 billion.

Seasonal characteristics
Our main businesses do not generally show significant seasonal patterns, although the Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions are only slightly impacted by seasonal components, such as asset withdrawals that tend to occur in the fourth quarter and by lower client activity levels related to the end-of-year holiday season.
Performance measures
Key performance indicators
In the beginning of 2009, we implemented a new KPI framework. It focuses on key drivers of total shareholder return (TSR), which measures the total return of a UBS share, i.e. both the dividend yield and the capital appreciation of the share price. This performance measure also represents the ultimate measure of performance for shareholders.
     Complementary to the TSR, the economic profit (EP) is an internal measure which is calculated broadly by subtracting the cost of equity from the annual net profit attributable to shareholders. EP is only realized when the return on equity achieved is greater than our cost of equity. In order to offset accounting entries which distort the economic perspective, the EP calculation is adjusted for items that do not reflect business performance.

Strategy, performance and responsibility
Group/business division key performance indicators

Key performance indicators	Definition	Group	Wealth Management & Swiss Bank	Wealth Management Americas	Global Asset Management	Investment Bank

Net profit growth (%)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods/net profit attributable to UBS shareholders from continuing operations of comparison period	X

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods/business division performance before tax of comparison period		X	X	X	X

Cost/income ratio (%)	Operating expenses/operating income before credit loss (expense) or recovery	X	X	X	X	X

Return on equity (%)	Net profit attributable to UBS shareholders on a year-to-date basis (annualized as applicable)/average equity attributable to UBS shareholders (year-to-date basis)	X

Return on attributed equity (%)	Business division performance before tax on a year-to-date basis (annualized as applicable)/average attributed equity (year-to-date basis)					X

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable)/average total assets (year-to-date basis)	X				X

Return on risk-weighted assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable)/average risk-weighted assets (year-to-date basis)	X

FINMA leverage ratio (%)	BIS tier 1 capital/average adjusted assets as per definition by FINMA	X

BIS tier 1 ratio (%)	BIS tier 1 capital/BIS risk-weighted assets	X

Net new money (CHF billion)	Inflow of invested assets from new and existing clients less outflows from existing clients or due to client defection	X	X	X	X

Gross margin on invested assets (bps)	Operating income before credit loss (expense) or recovery (annualized as applicable) /average invested assets		X1	X	X

Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross/total lending portfolio, gross		X2

Average management VaR (1-day, 95% confidence, five years of historical data)	Value-at-Risk (VaR) expresses maximum potential loss measured to a 95% confidence level, over a 1-day time horizon and based on five years of historical data					X

1 For international clients only.  2 For Swiss clients only.

     The Group and business divisions are now managed based on this new KPI framework, which emphasizes risk awareness, effective risk and capital management, sustainable profitability, and client focus. Both Group and business division KPIs are used to determine variable compensation of executives and personnel.
è	Refer to the discussion of “Compensation and shareholdings” in the “Corporate governance and compensation” section of this report for more information
     The Group and business division KPIs are explained in the “Group and business division key performance indicators” table. In 2009, we disclosed for the first time the management
VaR (1-day, 95% confidence, and five years of historical data) for the Group and the Investment Bank. This new management VaR methodology is an enhancement compared with the previous management VaR (10-day, 99% confidence, and five years of historical data) as we consider that it reflects the way that trading risks are viewed and managed by the business, and can be more directly compared with mark to market revenues. All changes to this new management VaR have been approved by FINMA. The previously reported KPI regulatory VaR (10-day, 99% confidence, and five years of historical data) for the Investment Bank was replaced by the new management VaR as of fourth quarter 2009.

Strategy, performance and responsibility
Financial performance

Client / invested assets reporting
We report two distinct metrics for client funds:
–	The measure “client assets” encompasses all client assets managed by or deposited with us, including custody-only assets and assets held for purely transactional purposes.

–	The measure “invested assets” is a more restrictive term and includes all client assets managed by or deposited with us for investment purposes.
     Of the two, invested assets is our central measure and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for purely transactional and custody-only purposes, as we only administer the assets and do not offer advice on how these assets should be invested. Non-bankable assets (for example, art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.
     Net new money in a reported period is the net amount of invested assets that are entrusted to us by new and existing clients, less those withdrawn by existing clients and clients who terminated their relationship with us. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements, as well as fees, commissions and interest on loans charged, are excluded from net new money as are the effects of any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money inflows or outflows.
     When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double counting within our total invested assets, as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management & Swiss Bank and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 254 billion of invested assets were double counted in 2009 (CHF 273 billion in 2008).

Strategy, performance and responsibility
Accounting and reporting structure changes

IAS 1 (revised) Presentation of Financial Statements
Effective 1 January 2009, the revised International Accounting Standard (IAS) 1 affected the presentation of owner changes in equity and of comprehensive income. We continued to present owner changes in equity in the “statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is presented in the “Statement of comprehensive income”.
     When implementing these amendments, we also adjusted the format of our “statement of changes in equity” and replaced the “statement of recognized income and expense” in the financial statements of previous years with a “statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “equity attributable to minority interests”, as they are equity instruments held by third parties. As these securities make up the largest part of our equity attributable to minority interests, we disclose movement information in a separate table.
     We also re-assessed our accounting treatment of dividends from trust preferred securities. In 2009, in line with the classification of trust preferred securities as equity instruments, we recognize liabilities for the full dividend payment obligation once a coupon payment becomes mandatory, i.e. when it is triggered by a contractually determined event. In the income statement, the same amount is reclassified from net profit attributable to UBS shareholders to net profit attributable to minority interests.
IFRS 8 Operating Segments
Effective as of 1 January 2009, we adopted IFRS 8 Operating Segments which replaced IAS 14 Segment Reporting. Under the requirements of the new standard, our external segment reporting is now based on the internal management reporting to the GEB (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments.
     In accordance with the new structure announced in February 2009, we disclosed four reportable segments. These

Accounting changes in 2010 and later

The International Accounting Standards Board (IASB) has initiated a comprehensive project to replace IAS 39 Financial instruments: recognition and measurement. The first phase of this project has been completed by issuing IFRS 9 Financial Instruments. Phase two and three address the classification and measurement of financial liabilities, impairment of financial assets at amortized cost, hedge accounting and derecognition of financial instruments. The IASB plans to complete phase two and three during 2010, although mandatory application is not expected before 1 January 2013.
In November 2009, the IASB issued IFRS 9 Financial instruments, which includes revised guidance on the classification and measurement of financial assets. Under the revised guidance, a financial asset is to be accounted for at amortized cost only if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.
Non-traded equity instruments may be accounted for at fair value through equity, but the subsequent release of amounts booked directly to equity into the income statement is no longer permitted. All other financial assets are measured at fair value through profit or loss. We are currently assessing the impact of the new standard on our financial statements. It is likely that a number of financial assets currently accounted for at amortized cost will be accounted for at fair value through profit or loss under the new standard because a) their contractual cash flows do not comprise solely payments of principal and interest on the principal, and/or b) we do not hold the assets with the intention to collect contractual cash flows they generate. Certain debt securities currently classified as available-for-sale may satisfy the criteria for “amortized cost” accounting; debt securities available-for-sale failing these criteria will be accounted for at fair value. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. We did not adopt IFRS 9 for the year ended 31 December 2009.

Strategy, performance and responsibility
Financial performance

segments are the business divisions – Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. While the Corporate Center does not meet the requirements of an operating segment, it is also shown separately. Segment information from prior periods has been restated to conform to the requirements of the new standard.
     As our reportable segment operations are mainly financial, the total interest income and expense for all reportable segments is presented on a net basis. Based on the present arrangement of revenue-sharing agreements, our total intersegment revenues are immaterial. Apart from that, the segment assets are disclosed without the intercompany balances in line with the internal management reporting.
è	Refer to “Note 1 Summary of significant accounting policies” and “Note 2a Segment reporting” in the “Financial information” section of this report for more details on the basis on which the segment information is prepared and reconciled to the amounts presented in our income statement and balance sheet
Allocation of Shared Services Costs in Segment Disclosures
From 2009 onwards, Information Technology Infrastructure and Group Offshoring costs managed by the Corporate Center are allocated to the direct cost lines personnel expenses, general and administrative expenses and depreciation in the respective business division income statements, based on appropriate internally determined allocation keys. In the Corporate Center income statement, costs allocated to the business divisions are deducted from the respective cost lines. In previous reports, these costs were presented as an expense on the line Services (to)/from other business divisions within each business division and an offsetting corresponding amount on that line in the Corporate Center. The new presentation format provides greater transparency by allocating costs of shared services and control functions managed by the Corporate Center to direct cost lines in divisional income statements. Comparative periods have been adjusted.
è	Refer to “Note 1a33 Segment reporting” in the “Financial information” section of this report for more information on our general principles for allocating shared service and control function costs managed by the Corporate Center

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for changes to segment disclosures due to a different presentation of ITI and Group offshore cost allocations

Changes to the reporting structure in 2010

Wealth Management & Swiss Bank
Commencing first quarter 2010, we will amend our internal reporting of Wealth Management & Swiss Bank and present in our external financial reports two separate business units:
–	“Wealth Management” will encompass the domestic and international wealth management business conducted in Switzerland, and all wealth management businesses of our other booking centers in Asia and Europe.
–	“Retail & Corporate” will include services provided to Swiss retail private clients, small businesses, as well as corporate and institutional clients.
Corporate Center
In 2009, we integrated our Group-wide shared service and control functions into the Corporate Center. Headcount and costs of the centralized functions are re-allocated to the business divisions for which the respective services are performed.
Accordingly we will change the quarterly disclosure commencing first quarter 2010 as follows:
–	We will continue to provide Corporate Center income statement data and additional information on www.ubs.com/ investors.

–	Significant items and treasury-related income data will be explained in the “Group results” section in our quarterly reports, which will no longer include a specific “Corporate Center” section.

Strategy, performance and responsibility
UBS results
Income statement

	For the year ended			% change from
CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Continuing operations

Interest income	23,461	65,679	109,112	(64)

Interest expense	(17,016)	(59,687)	(103,775)	(71)

Net interest income	6,446	5,992	5,337	8

Credit loss (expense) / recovery	(1,832)	(2,996)	(238)	(39)

Net interest income after credit loss expense	4,614	2,996	5,099	54

Net fee and commission income	17,712	22,929	30,634	(23)

Net trading income	(324)	(25,820)	(8,353)	99

Other income	599	692	4,341	(13)

Total operating income	22,601	796	31,721

Personnel expenses	16,543	16,262	25,515	2

General and administrative expenses	6,248	10,498	8,429	(40)

Depreciation of property and equipment	1,048	1,241	1,243	(16)

Impairment of goodwill	1,123	341	0	229

Amortization of intangible assets	200	213	276	(6)

Total operating expenses	25,162	28,555	35,463	(12)

Operating profit from continuing operations before tax	(2,561)	(27,758)	(3,742)	91

Tax expense	(443)	(6,837)	1,369	94

Net profit from continuing operations	(2,118)	(20,922)	(5,111)	90

Discontinued operations

Profit from discontinued operations before tax	(7)	198	145

Tax expense	0	1	(258)	(100)

Net profit from discontinued operations	(7)	198	403

Net profit	(2,125)	(20,724)	(4,708)	90

Net profit attributable to minority interests	610	568	539	7

from continuing operations	600	520	539	15

from discontinued operations	10	48	0	(79)

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)	87

from continuing operations	(2,719)	(21,442)	(5,650)	87

from discontinued operations	(17)	150	403

Performance by business division

Wealth Management & Swiss Bank	3,910	6,013	8,543	(35)

Wealth Management Americas	32	(823)	621

Global Asset Management	438	1,333	1,454	(67)

Investment Bank	(6,081)	(34,300)	(16,669)	82

Corporate Center	(860)	19	2,310

Operating profit from continuing operations before tax	(2,561)	(27,758)	(3,742)	91

Strategy, performance and responsibility
Financial performance

2009
Results
In 2009, we reported a Group net loss attributable to shareholders (“attributable loss”) of CHF 2,736 million – a loss before tax of CHF 2,561 million from continuing operations and a loss before tax of CHF 7 million from discontinued operations. In 2008, we recorded an attributable loss of CHF 21,292 million.
Operating income
Total operating income was CHF 22,601 million in 2009, up from CHF 796 million in 2008. Net interest income at CHF 6,446 million was up 8% compared with CHF 5,992 million a year earlier. Net trading income was negative CHF 324 million compared with negative CHF 25,820 million in 2008.
     Net interest income includes income earned as a result of trading activities (for example, coupon and dividend income) as well as income from interest margin-based activities (loans and deposits). The dividend income component of interest income is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, their total is analyzed below under the relevant business activities.
     In 2009, we reviewed our approach to calculating and booking own credit of derivative liabilities and financial liabilities designated at fair value. As of the transition date 1 January 2009, changes resulting from this review increased our 2009 net trading income by CHF 143 million, made up of a CHF 365 million credit to Net income from trading busi-
nesses and a charge of CHF 222 million to Net income from treasury activities and other.
Net income from trading businesses
Net income from trading businesses, including lending activities of the Investment Bank, was positive CHF 382 million for full-year 2009. This compares with negative CHF 27,203 million in the prior year, with the improvement mainly due to lower losses on residual risk positions in the fixed income, currencies and commodities (FICC) area of the Investment Bank in 2009.
     Trading revenues from the FICC business improved from the previous year, due to lower losses on residual risk positions as mentioned above.
     Equities trading revenues (excluding own credit) improved from the previous year. Equity-linked revenues increased significantly as all regions benefitted from improvements in valuations and liquidity. Proprietary trading revenues improved with a strong performance recorded across all geographical regions.
     In 2009, the Investment Bank recorded a loss on own credit from financial liabilities designated at fair value of CHF 2,023 million as our credit spread narrowed in 2009 compared with a gain of CHF 2,032 million in 2008. This change was partially impacted by the abovementioned change in calculating and booking of own credit. The cumulative own credit gain on existing financial liabilities designated at fair value still held as of 31 December 2009, amounted to approximately CHF 0.9 billion. Own credit charges in future periods can exceed the cumulative own credit gain on existing financial liabilities designated at fair value.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net interest and trading income

	For the year ended			% change from

CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Net interest income	6,446	5,992	5,337	8

Net trading income	(324)	(25,820)	(8,353)	99

Total net interest and trading income	6,122	(19,828)	(3,016)

Breakdown by businesses

Net income from trading businesses[1]	382	(27,203)	(10,658)

Net income from interest margin businesses	5,053	6,160	6,230	(18)

Net income from treasury activities and other	687	1,214	1,412	(43)

Total net interest and trading income	6,122	(19,828)	(3,016)

1 Includes lending activities of the Investment Bank.

Strategy, performance and responsibility

Net income from interest margin businesses
Net income from interest margin businesses decreased 18% to CHF 5,053 million from CHF 6,160 million. This decrease was primarily attributable to lower margins on loans and liabilities.
Net income from treasury activities and other
Net income from treasury activities and other was CHF 687 million compared with CHF 1,214 million driven by a net gain of CHF 297 million (including interest expenses) on the valuation of the MCNs issued in December 2008 and converted in August 2009 and a gain of CHF 117 million on the revaluation of our option to acquire the SNB StabFund’s equity. In comparison, 2008 included an accounting gain of CHF 3,860 million related to the MCNs issued in March 2008, which was offset by the CHF 3.4 billion negative impact of the transaction with the Swiss National Bank and the abovementioned MCNs issued in December 2008, resulting in a total gain of CHF 0.4 billion.
Credit loss expenses
In 2009, we experienced net credit loss expenses of CHF 1,832 million, of which CHF 425 million were due to impairment charges taken on reclassified securities in the Investment Bank. In comparison, we recorded net credit loss expenses of CHF 2,996 million in 2008.
     The Investment Bank recorded net credit loss expenses of CHF 1,698 million for 2009, compared with net credit loss expenses of CHF 2,575 million in 2008. Excluding the credit loss expenses from reclassified securities of CHF 425 million, the net credit loss expenses amounted to CHF 1,273 million in 2009.
     Wealth Management & Swiss Bank reported net credit loss expenses of CHF 133 million for 2009, compared with CHF 392 million in 2008. Releases of allowances against lombard loans in 2009 contributed to this positive development.
è	Refer to the “Risk management and control” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures
Net fee and commission income
Net fee and commission income was CHF 17,712 million, down 23% from CHF 22,929 million. Income declined in all major fee categories except for underwriting fees, as outlined below:
–	Underwriting fees increased 22% to CHF 2,386 million, driven by a 40% increase in equity underwriting fees offset by a 3% decrease in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees fell 47% to CHF 881 million due to reduced market activity as deal appetite remained subdued.
–	Net brokerage fees fell 31% to CHF 4,469 million mainly due to a reduction in equity trading volumes.

–	Investment fund fees fell 28% to CHF 4,000 million as a result of lower asset based fees on both own and third/party funds.

–	Portfolio management and advisory fees fell 24% to CHF 5,863 million, mainly due to the decreased average asset base, especially in the wealth management businesses.

–	Insurance-related and other fees, at CHF 264 million in 2009, decreased by 17% from a year earlier. That was mainly due to lower commission income from insurance products.

–	Commission income from other services decreased 13% to CHF 878 million, mainly in the wealth management businesses.

–	Other commission expense fell 31% to CHF 1,368 million, mainly due to lower commissions paid to distribution partners.

Credit loss (expense) / recovery

	For the year ended			% change from

CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Wealth Management & Swiss Bank	(133)	(392)	30	(66)

Wealth Management Americas	3	(29)	(2)

Investment Bank[1]	(1,698)	(2,575)	(266)	(34)

of which: related to reclassified securities	(425)	(125)		240

Corporate Center	(5)

UBS	(1,832)	(2,996)	(238)	(39)

1 Includes credit loss expense of CHF 588 million (31.12.08: CHF 1,205 million) related to reclassified leveraged finance positions.

Strategy, performance and responsibility
Financial performance

Net fee and commission income

	For the year ended			% change from

CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Equity underwriting fees	1,590	1,138	2,564	40

Debt underwriting fees	796	818	1,178	(3)

Total underwriting fees	2,386	1,957	3,742	22

M&A and corporate finance fees	881	1,662	2,768	(47)

Brokerage fees[1]	6,217	8,209	10,211	(24)

Investment fund fees	4,000	5,583	7,422	(28)

Portfolio management and advisory fees[2]	5,863	7,667	9,454	(24)

Insurance-related and other fees	264	317	423	(17)

Total securities trading and investment activity fees	19,611	25,394	34,020	(23)

Credit-related fees and commissions	339	273	279	24

Commission income from other services	878	1,010	1,017	(13)

Total fee and commission income	20,827	26,677	35,316	(22)

Brokerage fees paid[1]	1,748	1,763	2,540	(1)

Other	1,368	1,984	2,142	(31)

Total fee and commission expense	3,116	3,748	4,682	(17)

Net fee and commission income	17,712	22,929	30,634	(23)

of which: net brokerage fees	4,469	6,445	7,671	(31)

1 In 2009, we restated the amounts presented in previous periods on the lines Brokerage fees and Brokerage fees paid. Amounts previously disclosed for both lines have decreased by CHF 146 million for the year ended 31 December 2008, and by CHF 70 million for the year ended 31 December 2007. Net fee and commission income is not affected.  2 Includes fiduciary and custodian fees, which were presented as separate lines in previous reports.

Other income
Other income was CHF 599 million in 2009 compared with CHF 692 million in the previous year. 2009 includes a loss of CHF 498 million related to the sale of UBS Pactual, foreign exchange gains of CHF 430 million on other divestments of subsidiaries, a gain of CHF 304 million on the buyback of subordinated debt and impairment charges of financial investments available-for-sale of CHF 349 million.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information
Operating expenses
Total operating expenses were down 12% to CHF 25,162 million in 2009 from CHF 28,555 million in 2008.
     Total restructuring charges of CHF 791 million were incurred in 2009, including CHF 491 million in Personnel expenses, mainly for severance payments, CHF 256 million in General and administrative expenses, primarily for real-estate related costs, and CHF 45 million of depreciation and impairment losses on property and equipment.
Personnel expenses
Personnel expenses were CHF 16,543 million compared with CHF 16,262 million in the previous year. Headcount reductions were partially offset by salary increases. Variable compensation recognized in the income statement in 2009 was CHF 3.0 billion. Variable compensation of CHF 3.2 billion for 2009 and brought forward from prior years will be recog-
nized in the income statement in 2010 and later, subject to the vesting conditions of the respective awards granted. It includes a charge for performance (and retention) awards that are to be granted, or are expected to be granted, in 2010 in relation to the 2009 performance year but which, as of the balance sheet date, had in fact not been granted. The 2009 results do not include a provision for bank payroll tax in the UK.
è	Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information about deferred compensation related to non-vested awards granted up to and including 31 December 2009
     Contractors’ expenses, at CHF 275 million, were down 35% from 2008. This was due to substantial reduction of employed contractors and a favorable foreign exchange impact. Insurance and social security contributions increased 21% to CHF 851 million in 2009, due to our equity compensation plan. Contributions to retirement benefit plans increased CHF 15 million to CHF 941 million, other personnel expenses decreased 16%, mainly due to headcount reduction and lower training, recruitment and travelling costs.
General and administrative expenses
General and administrative expenses declined 40% to CHF 6,248 million. All general and administrative expense categories decreased in 2009 primarily as a result of the cost reduction programs. Further, 2008 included provision for auc-

Strategy, performance and responsibility

tion rate securities of CHF 1,464 million and provisions in relation to the US cross-border case of CHF 917 million. Largest reductions in absolute terms were in travel and entertainment, and professional fees.
è	Refer to “Note 21 Provisions and litigation” in the “Financial information” section of this report for more information about provisions
Depreciation, amortization and impairment of goodwill
Depreciation of property and equipment declined CHF 16% to CHF 1,048 million. Amortization of intangible assets was CHF 200 million compared with CHF 213 million in 2008.
     A goodwill impairment charge of CHF 1,123 million was recorded in 2009, relating to the sale of UBS Pactual. In 2008 a goodwill impairment charge of CHF 341 million was recorded relating to the Investment Bank’s exit from the municipal securities business.
Income tax
We recognized a net income tax benefit in our income statement of CHF 443 million for full-year 2009. This includes a deferred tax benefit of CHF 960 million, which reflects the recognition of additional deferred tax assets in respect of tax losses and temporary differences in certain locations, includ-
ing the US (CHF 373 million) and Japan (CHF 127 million), taking into account updated forecast profit assumptions over the five-year horizon used for recognition purposes. In addition, it reflects the release of a deferred tax liability of CHF 243 million relating to UBS Pactual prior to its sale during the year. This deferred tax benefit is partially offset by a current tax charge of CHF 517 million which mainly relates to entities with taxable profits.
     During 2008, we recognized a net income tax benefit in our income statement of CHF 6,837 million, which mainly reflected a CHF 6,126 million impact from the increase in deferred tax assets on tax losses.
Invested assets
Total invested assets stood at CHF 2,233 billion on 31 December 2009, an increase of 3% from CHF 2,174 billion on 31 December 2008. Positive market developments were nearly offset by net new money outflows, reduction of invested assets related to divestments and negative currency translation effects. On 31 December 2009, CHF 960 billion of invested assets were attributable to Wealth Management & Swiss Bank, CHF 690 billion were attributable to Wealth Management Americas and CHF 583 billion were attributable to Global Asset Management.

Invested assets

	As of			% change from

CHF billion	31.12.09	31.12.08	31.12.07	31.12.08

Swiss clients	337	325	455	4

International clients	624	631	937	(1)

Wealth Management & Swiss Bank	960	955	1,392	1

Wealth Management Americas	690	644	906	7

Institutional	346	335	522	3

Wholesale intermediary	237	240	369	(1)

Global Asset Management	583	575	891	1

UBS	2,233	2,174	3,189	3

Strategy, performance and responsibility
Financial performance

2008
Results
In 2008, we reported a Group net loss attributable to the shareholders (“attributable loss”) of CHF 21,292 million – a loss of CHF 21,442 million from continuing operations and a profit of CHF 150 million from discontinued operations. In 2007, we recorded an attributable loss of CHF 5,247 million.
Operating income
Total operating income was CHF 796 million in 2008, down from CHF 31,721 million in 2007. Net interest income at CHF 5,992 million was up 12% compared with CHF 5,337 million a year earlier. Net trading income was negative CHF 25,820 million, sharply down from negative CHF 8,353 million in 2007.
Net income from trading businesses
Net income from trading businesses dropped to negative CHF 27,203 million for full-year 2008. This compares with negative CHF 10,658 million in the prior year, with the decline mainly due to losses on disclosed risk concentrations in the FICC area of the Investment Bank.
     Within FICC, trading losses were experienced in difficult markets marked by a significant increase in volatility and an extreme scarcity of liquidity, which negatively affected many trades and positions. Real estate and securitization, and credit and proprietary strategies all had a significant negative impact on FICC trading revenues. These losses obscured good results in select areas, notably foreign exchange and money markets, which had a strong year with revenues up from 2007. Rates had positive revenues but were down from the prior year.
     Trading revenues from equities were down from the previous year, mainly as a result of lower revenues in derivatives, especially in Europe and Asia. The Equity-linked business saw negative revenues in difficult equity and credit markets. The exchange-traded derivatives business was up as it benefited from significant volatility in the market. Prime brokerage services had a solid performance but revenues were down overall from 2007 as clients deleveraged their positions. Proprietary trading contributed a limited loss for the year.
     In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF 2,032 million, resulting from the widening of our credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial Information” section of our 2008 annual report for more information
     In 2007, the Investment Bank recorded a gain of CHF 659 million on own credit.
Net income from interest margin businesses
Net income from interest margin businesses decreased 1% to CHF 6,160 million from CHF 6,230 million. This slight decrease was primarily due to lower income from mortgages.
Net income from treasury activities and other
Net income from treasury activities and other was CHF 1,214 million compared with CHF 1,412 million. Gains from the accounting treatment of the MCNs issued in March and in December 2008 were offset by negative income from the transaction with the Swiss National Bank.
Credit loss expenses
A credit loss expense of CHF 2,996 million was recorded in full-year 2008, compared with a credit loss expense of CHF 238 million in full-year 2007. The difference mainly reflects impairment charges taken on reclassified financial assets in fourth quarter 2008 and a further deterioration of the credit environment.
     Net credit loss expense at Wealth Management & Swiss Bank amounted to CHF 392 million in 2008 compared with a net credit loss recovery of CHF 30 million in 2007. This result was mainly due to provisions made for lombard loans in 2008, particularly in the fourth quarter. The Investment Bank recorded a net credit loss expense of CHF 2,575 million in 2008, compared with a net credit loss expense of CHF 266 million in 2007. This increase mainly reflects impairment charges taken on reclassified instruments in fourth quarter 2008, of which the majority related to leveraged finance commitments.
è	Refer to the “Risk management and control” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures
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

Strategy, performance and responsibility

–
Portfolio management and advisory fees fell 19% to CHF 7,667 million mainly due to the lower asset base in the wealth management businesses and reduced performance fees in the asset management business.

–	Insurance-related and other fees, at CHF 317 million in 2008, decreased by 25% from a year earlier mainly due to lower commission income from life insurance products at Wealth Management Americas.
Other income
Other income decreased to CHF 692 million from CHF 4,341 million. The main driver was the sale of our 20.7% stake in Julius Baer during 2007, which gave rise to the recognition in 2007 of a CHF 1,950 million pre-tax gain, attributed to the Corporate Center. 2008 included a gain of CHF 168 million from the sale of our stake in Adams Street Partners and a gain of CHF 360 million on the sale of our stake in Bank of China, partly offset by losses of CHF 192 million due to currency translation differences on partial disposals of an investment in a consolidated investment fund.
Operating expenses
Total operating expenses were down 19% to CHF 28,555 million from CHF 35,463 million. The decline was mainly due to significantly reduced variable compensation, partly offset by provisions for auction rate securities and the provision made in connection with the US cross-border case.
Personnel expenses
Personnel expenses decreased 36% to CHF 16,262 million from CHF 25,515 million. This was primarily due to lower accruals on variable compensation, mainly in the Investment Bank, as well as lower salary costs due to reduced personnel levels. Full-year results for 2007 included accruals for share-based compensation for performance during the year. These were not reflected in full-year 2008 as they are being amortized over the vesting period of these awards starting with 2009.
     Contractors’ expenses, at CHF 423 million, were down 33% from 2007. This was due to a lower number of contractors employed, mainly at the Investment Bank. Insurance and social security contributions declined 45% to CHF 706 million in 2008, driven by reduced variable compensation.
Contributions to retirement benefit plans increased CHF 4 million to CHF 926 million as changes in contributions to various plans largely offset each other. At CHF 2,000 million in 2008, other personnel expenses increased 2%, mainly due to severance payments relating to the reduction in personnel levels.
General and administrative expenses
At CHF 10,498 million, general and administrative expenses increased CHF 2,069 million from CHF 8,429 million. This increase was mainly due to provisions of CHF 1,464 million related to auction rate securities, the provision of CHF 917 million made in connection with the US cross-border case and restructuring charges. These offset cost reductions in all other categories during 2008. In absolute terms, the largest reductions came from lower travel and entertainment expenses, reduced costs from outsourcing of IT and other services and lower marketing and public relations expenses.
Depreciation, amortization and impairment of goodwill
Depreciation of property and equipment declined CHF 2 million to CHF 1,241 million. Amortization of intangible assets declined to CHF 213 million from CHF 276 million.
     A goodwill impairment charge of CHF 341 million was recorded in 2008 relating to the Investment Bank’s exit from the municipal securities business. There was no goodwill impairment charge for full-year 2007.
Income tax
We recognized an income tax benefit in the income statement of CHF 6,837 million for 2008, which mainly reflects the CHF 6,126 million impact from the recognition of incremental deferred tax assets on available tax losses.
     The incremental deferred tax assets mainly relate to Swiss tax losses incurred during 2008, primarily due to the writedown of investments in US subsidiaries, but was reduced by a decrease in the deferred tax assets recognized for US tax losses.
     The Swiss tax losses can be utilized to offset taxable income in Switzerland arising in the seven years following the year in which the losses are incurred.
     We recognized a net income tax expense of CHF 1,369 million for full-year 2007.

Strategy, performance and responsibility
Financial performance

Balance sheet

			% change from

CHF million	31.12.09	31.12.08	31.12.08

Assets

Cash and balances with central banks	20,899	32,744	(36)

Due from banks	46,574	64,451	(28)

Cash collateral on securities borrowed	63,507	122,897	(48)

Reverse repurchase agreements	116,689	224,648	(48)

Trading portfolio assets	188,037	271,838	(31)

Trading portfolio assets pledged as collateral	44,221	40,216	10

Positive replacement values	421,694	854,100	(51)

Financial assets designated at fair value	10,223	12,882	(21)

Loans	306,828	340,308	(10)

Financial investments available-for-sale	81,757	5,248

Accrued income and prepaid expenses	5,816	6,141	(5)

Investments in associates	870	892	(2)

Property and equipment	6,212	6,706	(7)

Goodwill and intangible assets	11,008	12,935	(15)

Deferred tax assets	8,868	8,880	0

Other assets	7,336	9,931	(26)

Total assets	1,340,538	2,014,815	(33)

Liabilities

Due to banks	65,166	125,628	(48)

Cash collateral on securities lent	7,995	14,063	(43)

Repurchase agreements	64,175	102,561	(37)

Trading portfolio liabilities	47,469	62,431	(24)

Negative replacement values	409,943	851,864	(52)

Financial liabilities designated at fair value	112,653	101,546	11

Due to customers	410,475	465,741	(12)

Accrued expenses and deferred income	8,689	10,196	(15)

Debt issued	131,352	197,254	(33)

Other liabilities	33,986	42,998	(21)

Total liabilities	1,291,905	1,974,282	(35)

Equity

Share capital	356	293	22

Share premium	34,786	25,250	38

Net income recognized directly in equity, net of tax	(4,875)	(4,335)	(12)

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	11,751	14,487	(19)

Equity classified as obligation to purchase own shares	(2)	(46)	96

Treasury shares	(1,040)	(3,156)	67

Equity attributable to UBS shareholders	41,013	32,531	26

Equity attributable to minority interests	7,620	8,002	(5)

Total equity	48,633	40,533	20

Total liabilities and equity	1,340,538	2,014,815	(33)

Strategy, performance and responsibility

31.12.09 vs. 31.12.08:
Our total assets stood at CHF 1,341 billion on 31 December 2009, down CHF 674 billion (33%) from CHF 2,015 billion on 31 December 2008. These shifts were due to significant reductions in replacement values (RVs) on both sides of the balance sheet, as market movements drove down positive replacement values by CHF 432 billion to CHF 422 billion and negative replacement values by CHF 442 billion to CHF 410 billion. Excluding positive replacement values, our total assets dropped CHF 242 billion in 2009. Collateral trading assets fell by CHF 167 billion to CHF 180 billion, trading portfolio assets fell by CHF 80 billion to CHF 232 billion, and lending assets fell by CHF 66 billion to CHF 385 billion. These declines were partly offset by an increase in financial investments available-for-sale, which grew by CHF 77 billion to CHF 82 billion.
     Currency effects for 2009 included a strengthening of the Swiss franc against the Japanese yen, US dollar and euro while the Swiss franc weakened against UK sterling. These effects deflated the balance sheet, excluding positive replacement values, by CHF 10 billion, implying an underlying assets reduction of effectively CHF 231 billion.
     Excluding positive replacement values, the Investment Bank significantly reduced its balance sheet assets by CHF 258 billion during 2009 to CHF 992 billion. Global Asset Management’s balance sheet decreased by CHF 4 billion to CHF 20 billion. Wealth Management Americas’ balance sheet increased by CHF 14 billion to CHF 53 billion and the Corporate Center’s balance sheet increased by CHF 8 billion to CHF 27 billion. The balance sheet size of Wealth Management & Swiss Bank remained relatively stable at CHF 248 billion.
Lending and borrowing
Lending
Cash and balances with central banks was CHF 21 billion on 31 December 2009, a decrease of CHF 12 billion from the prior year-end, due to a decline in overnight deposits with central banks. Due from banks decreased CHF 18 billion to
CHF 47 billion, related to lower variation margins deposited for derivative instruments. Loans to customers decreased CHF 33 billion to CHF 307 billion. The CHF 21 billion decrease in loans in the Investment Bank was spread across all major products, including fixed-term loans, which were partly reduced due to the final transfer under the SNB transaction in early April, and lower variation margins deposited for derivative instruments. The loan book of Wealth Management & Swiss Bank declined by CHF 9 billion, with the majority of the decline in lombard lending.
Borrowing
The reduction of the Investment Bank’s assets led to lower funding needs. Overall, unsecured borrowing declined by CHF 171 billion to CHF 720 billion. Interbank borrowing (Due to banks) was CHF 65 billion on 31 December 2009, down CHF 60 billion from 31 December 2008 due to asset reductions and decreased variation margins for derivative instruments. Money market paper issuance was CHF 52 billion in 2009, a reduction of CHF 60 billion from the prior year, as we decreased our reliance on these funding sources in line with our overall lower funding needs. Customer deposits (Due to customers) amounted to CHF 410 billion, a decrease of CHF 55 billion for the year, or CHF 51 billion, on a currency-adjusted basis. Wealth Management & Swiss Bank client deposits declined CHF 11 billion with reductions in fixed deposits and fiduciary investments and was partially offset by inflows/shifts into current accounts, savings and personal accounts and call deposits. Investment Bank deposits declined CHF 47 billion, and were mainly driven by lower business funding needs, a decline in the prime brokerage business and lower variation margins received for derivative instruments. Long-term debt declined by CHF 6 billion to CHF 80 billion, mainly related to the conversion by the Swiss Confederation of the MCN issued in December 2008, which resulted in a shift of long-term debt to equity attributable to UBS shareholders. Financial liabilities designated at fair value stood at CHF 113 billion on 31 December 2009, an increase of CHF 11 billion from 31 December 2008.
è	Refer to “Note 26 Capital increases and mandatory convertible notes” in the “Financial information” section of this report for more information

è	Refer to “Liquidity and funding management” section of this report for more information on long-term debt issuance
Repurchase/reverse repurchase agreements and securities borrowing/lending
The secured lending on the asset side of the balance sheet consisting of the sums of cash collateral on securities borrowed and reverse repurchase agreements declined to CHF 180 billion on 31 December 2009. The CHF 167 billion decline occurred almost entirely in the Investment Bank, partly

Strategy, performance and responsibility
Financial performance

due to a strategic shift in the composition of our liquidity reserve into debt instruments (see “Financial investments available-for-sale” below) and the matched book was reduced as part of its overall balance sheet reduction. The matched book is a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value so that the market risks substantially cancel each other out. Furthermore, as part of the Investment Bank’s balance sheet reduction measures, its trading short positions were reduced CHF 15 billion, which resulted in lower short-coverings via reverse repurchase agreements and securities borrowing transactions.
     A significant amount of trading assets are funded via repurchase agreements, so, in addition to the matched book reduction, the yearly decrease in trading assets also contributed to the drop in repurchase agreements. These reductions are reflected on the liability side of the balance sheet, where repurchase agreements and securities lent against cash collateral declined CHF 44 billion, standing at CHF 72 billion on 31 December 2009.
Trading portfolio
Further reductions were achieved in the trading portfolio, which declined CHF 80 billion during 2009. At the end of 2009, the trading portfolio stood at CHF 232 billion. The majority of the decrease related to the Investment Bank’s overall balance sheet reductions, including USD 6.6 billion of illiquid assets transferred to the SNB StabFund. Money market paper was reduced by CHF 46 billion, partly related to the rebalancing of our liquidity reserve. Other debt instruments decreased by CHF 33 billion and traded loans decreased by CHF 6 billion. These decreases were partially offset by precious metals which increased by CHF 7 billion.
Replacement values
The positive and the negative replacement values (RVs) of derivative instruments decreased by CHF 432 billion (51%) and CHF 442 billion (52%), respectively, ending the year at CHF 422 billion and CHF 410 billion, mainly due to movements in interest rates, credit spreads and currencies.
     Decreases in positive and negative RVs occurred in interest rate contracts, which dropped by CHF 160 billion and CHF 165 billion, mainly due to upward shifts in interest rate curves across all major currencies, specifically the US dollar, and a slight reduction in underlying contract volumes.
     Foreign exchange contracts declined by CHF 124 billion (positive RVs) and CHF 126 billion (negative RVs) mainly due to currency movements, which outweighed the slight increase in notional values of the underlying contract volumes.
     Positive and negative RVs of credit derivative contracts declined by CHF 119 billion and CHF 114 billion respectively, due to a tightening of credit spreads and a reduction of notional values by approximately one third, largely related to trade compression and “tear-up” initiatives in 2009.
     Lastly, positive and negative RVs of commodity, including precious metals contracts, declined by CHF 19 billion and CHF 18 billion, and equity/index contracts by CHF 10 billion and CHF 19 billion, respectively.
Financial investments available-for-sale
Financial investments available-for-sale grew by CHF 77 billion to CHF 82 billion in 2009. The increase is mainly due to our strategic decision to rebalance our liquidity reserve which led to a shift from reverse repurchase agreements and trading portfolio (see above) into debt instruments available-for-sale. These instruments include high-quality liquid short-term securities issued by governments and government-controlled institutions in various currencies, mainly the US dollar and euro.
Shareholders’ equity
On 31 December 2009, Equity attributable to UBS shareholders was CHF 41.0 billion, representing an increase of CHF 8.5 billion compared with 31 December 2008. The increase in 2009 reflects the CHF 3.8 billion of shareholders’ equity the firm generated through our share placement in the second quarter and CHF 6.7 billion from the conversion by the Swiss Confederation in August 2009 of the MCNs issued in December 2008, and was offset by the Group’s full-year loss of CHF 2.7 billion.
è	Refer to the “Shares and capital instruments” section of this report for more information

Strategy, performance and responsibility
Off-balance sheet

Off-balance sheet arrangements
Off-balance sheet arrangements include purchased and retained interests and derivatives as well as other involvements in non-consolidated entities and structures originated by us or set up by third parties.
     In the normal course of business, we also enter into arrangements that, under IFRS, lead to either de-recognition of financial assets and liabilities for which we have transferred substantially all risks and rewards (financial assets), or for which the financial liabilities are extinguished, or the non-recognition of financial assets (and liabilities) received for which we have not assumed the related risks and rewards (financial assets) and/or did not become party to the contractual provisions of the financial instruments. We recognize these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights.
     When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize them on the balance sheet, with the resulting loss or gain recorded in the income statement or equity (other comprehensive income). It should be noted that in many instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by us.
     The following paragraphs discuss several distinct areas of off-balance sheet arrangements. Additional disclosure on certain areas of off-balance sheet arrangements can be found in other sections of this report as indicated in the “Disclosure overview” table.
Risk positions
Our risk concentrations and other relevant risk positions are disclosed in detail in the audited parts of the “Risk management and control” section of this report. These positions include monoline insurers and student loan auction rate securities. The quantitative summary about each of these risk positions includes exposures of on- and off-balance sheet arrangements.
     The importance and the potential impact of such positions (with respect to liquidity, capital resources or market and credit risk support), including off-balance sheet structures, are also described in the “Risk and treasury management” section of this report.
Liquidity facilities and similar obligations
On 31 December 2009 and 31 December 2008, we had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other types of special purpose entities (SPEs). Losses resulting from such obligations were not significant in 2009 and 2008.
Non-consolidated securitization vehicles and collateralized debt obligations
Up to and including 2008, we sponsored the creation of SPEs that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and

Off-balance sheet arrangements, risks,	Disclosure in the annual report
consolidation and fair value measurements

Contractual obligations	Strategy, performance and responsibility, section “Off-balance sheet”

Credit guarantees, performance guarantees, undrawn irrevocable credit facilities, and similar instruments	Strategy, performance and responsibility, section “Off-balance sheet”

Derivative financial instruments	Financial information, “Note 23 Derivative instruments and hedge accounting” Risk and treasury management, section “Basel II Pillar 3 disclosures”

Credit derivatives	Financial information, “Note 23 Derivative instruments and hedge accounting” Risk and treasury management, section “Basel II Pillar 3 disclosures”

Leases	Financial information, “Note 25 Operating lease commitments”

Non-consolidated securitization vehicles – non-agency transactions	Strategy, performance and responsibility, section “Off-balance sheet”

Support to non-consolidated investment funds	Strategy, performance and responsibility, section “Off-balance sheet”

Securitizations (banking book only)	Risk and treasury management, section “Basel II Pillar 3 disclosures”

Risk concentrations	Risk and treasury management, section “Risk concentrations”

Credit risk information	Risk and treasury management, section “Credit risk”

Market risk information	Risk and treasury management, section “Market risk”

Liquidity risk information	Risk and treasury management, section “Liquidity and funding management”

Consolidation	Financial information, “Note 1 Summary of significant accounting policies”

Fair value measurements	Financial information, “Note 27 Fair value of financial instruments”

Strategy, performance and responsibility
Financial performance

related securities. We also securitized customers’ debt obligations (a collateralized debt obligation (CDO) typically refers to a security that is collateralized by a pool of bonds, loans, equity, derivatives or other assets) in transactions involving SPEs which issued CDOs. A securitization transaction of this kind generally involves the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Financial assets held by such trusts and corporations are no longer reported in our consolidated financial statements once their risks and rewards are transferred to a third-party, e.g. in a sales transaction.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information about our accounting policies regarding securitization activities
     In 2009, we did not sponsor the creation of SPEs that facilitated the securitization of acquired residential and commercial mortgage loans, and did not securitize CDOs in transactions involving SPEs. In 2008, only few of such securitization structures were originated. Certain retained interests relating to 2007 and earlier issuances (mainly instru-
ments linked to the US mortgage market) could not be sold in 2008 and 2007 and continue to be retained in 2009 due to illiquid markets. However, the volume and size of retained interests are significantly reduced at 31 December 2009, mainly due to the following actions:
–	sale of positions to the SNB StabFund owned and controlled by the Swiss National Bank in 2009 and in 2008 (total volume of USD 38.7 billion; 2009: USD 22.2 billion; 2008: USD 16.4 billion);

–	sale of a portfolio of US residential mortgage-backed securities for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP, an entity managed by BlackRock Financial Management, Inc.;

–	substantial downsizing of our residual risk positions within our FICC business in 2009 and 2008, which included a significant reduction of real estate and securitization activities.
    Our involvements in non-consolidated securitization vehicles and CDOs disclosed in this section are typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The “Non-consolidated securitization

Non-consolidated securitization vehicles and collateralized debt obligations – non-agency transactions1

CHF billion	Total SPE assets			Involvements in non-consolidated SPEs held by UBS
				Purchased and
				retained interests
	Original	Current		held by UBS[2]	Derivatives held by UBS
	principal	principal	Delinquency
As of 31 December 2009	outstanding	outstanding	amounts	Carrying value	Fair value	Nominal value

Originated by UBS[3]

CDOs and CLOs

Residential mortgage	6.3	4.1	0.0	0.9	0.8	2.6

Commercial mortgage	0.0	0.0	0.0	0.0	(0.6)	0.7

Other ABS	0.0	0.0	0.0	0.0	0.0	0.1

Securitizations

Residential mortgage	5.7	2.3	0.2	0.0	0.0	3.9

Commercial mortgage	21.3	21.1	0.9	0.0	0.0	0.0

Other ABS	1.8	0.4	0.1	0.0	0.0	3.2

Total	35.1	27.9	1.2	0.9	0.2	10.5

Not originated by UBS

CDOs and CLOs

Residential mortgage	130.0	59.4	9.7	2.8	0.1	0.1

Commercial mortgage	7.6	3.3	0.0	0.7	0.2	0.9

Other ABS	78.6	38.8	0.1	3.9	0.6	2.7

Securitizations

Residential mortgage	872.5	338.8	69.7	1.8	(1.8)	7.6

Commercial mortgage	656.9	552.6	21.7	3.8	0.0	0.0

Other ABS	692.8	521.2	19.8	3.5	0.0	0.0

Total	2,438.4	1,514.1	121.0	16.5	(0.9)	11.3

[1] Includes all purchased and retained interests and derivatives held by UBS which are considered involvements in non-consolidated securitization vehicles and CDOs. This implies, for example, that UBS would include an insignificant involvement in such a vehicle into the table (under “Involvements in non-consolidated SPEs held by UBS”), whereas the pool assets held by such vehicle would be included under “Total SPE assets”. The size of the pool assets of such vehicle can be very high, but relates to third parties, if UBS’s involvement is insignificant. The “Total SPE assets” include information which UBS could gather after making exhaustive efforts but excludes data which UBS was unable to receive (in sufficient quality), especially for structures originated by third parties.  [2] Includes loans and receivables measured at amortized cost in the amount of CHF 0.9 billion originated by UBS and CHF 11.9 billion for structures not originated by UBS and trading assets measured at fair value in the amount of CHF 4.6 billion for structures not originated by UBS.  [3] Structures originated by UBS include transactions within the scope of US GAAP, Financial Accounting Standard 140, paragraph 17.

Strategy, performance and responsibility

vehicles and collateralized debt obligations – non-agency transactions” table does not include these offsetting factors and does not represent a measure of risk.
è	Refer to the “Risk management and control” section of this report for information on our risk positions as well as the BlackRock transaction
     Our involvement in vehicles whose residential and commercial mortgage securities are backed by an agency of the US government – the Government National Mortgage Association, the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation – is not included in the abovementioned table, due to the comprehensive involvement of the US government in these organizations and their significantly lower risk profile.
     The numbers in the table are different from the numbers disclosed on securitizations in the “Basel II Pillar 3” section of this report, predominantly due to different scopes (for example Pillar 3 disclosures are on banking book positions only, and the consolidation status is different for several vehicles), and to some extent due to a different measurement basis.
Consolidation of securitization vehicles and CDOs
We continually evaluate whether triggering events require the reconsideration of the consolidation conclusions made at the inception of our involvement with securitization vehicles and CDOs.
     During 2009 and 2008, due to adverse market conditions, various non-consolidated vehicles in which we held a majority stake in super senior securities were declared to have breached default provisions pursuant to the entities’ governing documents. In these instances, various contingent decision-making rights became immediately vested in the super-senior class holders. As a consequence, we determined that in certain instances, the rights arising from such events caused us to be in control of these entities, and affected needed to be consolidated. The consolidation had no material incremental impact on our income statement and balance sheet.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for further information on consolidation of securitization vehicles and CDO
Risks resulting from non-consolidated securitization
vehicles and CDOs
The “Risk management and control” section of this report provides detailed disclosure of our main risk concentrations, as well as risks associated with our involvement in consolidated and non-consolidated US mortgage securitization vehicles and CDOs.
Support to non-consolidated investment funds
In the ordinary course of business, we issue investment certificates to third parties that are linked to the perfor-
mance of non-consolidated investment funds. Such investment funds are originated either by us or by third parties. For hedging purposes, we generally invest in the funds to which our obligations from the certificates are linked. Risks resulting from these contracts are considered minimal, as the full performance of the funds is passed onto third parties.
     In 2009 and 2008, as a result of the financial markets crisis which caused declining asset values, market illiquidity and de-leveraging by investors, we supported several non-consolidated investment funds that we manage in our wealth and asset management businesses. We provided this support primarily to facilitate redemption requests of fund investments by clients. Material support was provided in the form of collateralized financing, direct acquisition of fund units and purchases of assets from the funds. The support we provided to these investment funds was made where there were regulatory or other legal requirements or other exceptional considerations.
     In 2009, we acquired units from non-consolidated funds that we manage in the amount of CHF 0.2 billion. Guarantees granted to third parties in the context of such non-consolidated funds and collateralized financing provided to such funds were immaterial as of 31 December 2009. Impairments on fund units held accounted as financial investments available-for-sale amounted to CHF 0.2 billion in 2009; other losses incurred as a result of fund support were immaterial in 2009.
     During 2008, material support was provided as follows: fund units were acquired in the amount of CHF 0.8 billion; assets purchased from such funds amounted to CHF 0.7 billion; and fully collateralized financing provided to the funds was CHF 2.4 billion as of 31 December 2008. Guarantees granted to third-parties in the context of these non-consolidated funds were immaterial as of 31 December 2008. Losses incurred in 2008 as a result of such fund support were immaterial.
     Acquired fund units and fund assets are generally accounted for as financial investments available-for-sale, and are included in the respective risk disclosures in the “Risk management and control” section of this report. Financing we provided as of 31 December 2008 was included in the credit risk disclosures.
     In addition, in the ordinary course of business, our wealth and asset management businesses provide short-term funding facilities to investment funds that we manage. This bridges time lags in fund unit redemptions and subscriptions. These bridge financings did not incur and are not expected to incur material losses.
     Depending on market developments in 2010 and beyond, it is possible that we may decide to provide financial support to one or more of our investment funds. Such decisions will be taken on a case-by-case basis depending upon market and other circumstances at the time. The risks incurred by providing such support will depend on the type of

Strategy, performance and responsibility
Financial performance

support and the riskiness of the assets held by the fund(s) in question. If we were to provide extensive financial support to some of our investment funds, losses incurred as a result of such support could become material.
Guarantees and similar obligations
In the normal course of business we issue: various forms of guarantees; commitments to extend credit; standby and other letters of credit to support our customers; commitments to enter into repurchase agreements; note issuance facilities; and revolving underwriting facilities. With the exception of related premiums, these guarantees and similar obligations are kept as off-balance sheet unless a provision to cover probable losses is required.
     On 31 December 2009, the exposure to credit risk (gross values less sub-participations) for credit guarantees and similar instruments was CHF 16.0 billion compared with CHF 18.5 billion one year earlier. Fee income from issuing guarantees is not material to total revenues.
     Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that we will make payment in the event that customers fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of customers but have not yet been drawn on by them, the majority of which range in maturity from one month to five years. If customers fail to meet their obligations, our maximum amount at risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2009, we recognized net credit losses of CHF 4 million; and for the years ended 31 December 2008 and 2007, we recognized net credit loss recoveries of CHF 18 million and CHF 3 million, respectively, related to obligations incurred for contingencies and commitments. Provisions recognized for guarantees, documentary credits and similar instruments were CHF 90 million as of 31 December 2009 and CHF 31 million as of 31 December 2008.
     We enter into partial sub-participations to mitigate the risks from commitments and contingencies. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. We retain the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. We will only enter into sub-participation agreements with banks to which we ascribe a credit rating equal to or better than that of the obligor.
     Furthermore, we provide representations, warranties and indemnifications to third parties in connection with numerous transactions, such as asset securitizations.
Clearinghouse and future exchange memberships
We are a member of numerous securities and futures exchanges and clearinghouses. In connection with some of those memberships, we may be required to pay a share of the financial obligations of another member who defaults,

Commitments

The table below shows the maximum committed amount of commitments.

	31.12.09			31.12.08
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	11,180	(222)	10,958	13,124	(344)	12,780

Performance guarantees and similar instruments	3,484	(582)	2,902	3,596	(446)	3,150

Documentary credits	2,406	(288)	2,117	2,979	(415)	2,564

Total commitments	17,070	(1,092)	15,977	19,699	(1,205)	18,494

Undrawn irrevocable credit facilities	59,328	(1,793)	57,534	60,316	(1,920)	58,396

Strategy, performance and responsibility

or otherwise be exposed to additional financial obligations as a result. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.
Swiss deposit insurance
Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 1 July 2009 to 30 June 2010, FINMA estimates our share in the deposit insurance system to be CHF 1.0 billion. The deposit insurance is a guarantee and exposes us to additional risk which is not reflected in the “Maximum exposure to credit risk” table in “Note 29c Measurement categories of financial assets and financial liabilities” in the “Financial information” section of this report. At 31 December 2009, we consider the probability of a material loss from our obligation to be remote.
Private equity funding commitments and equity underwriting commitments
We enter into commitments to fund external private equity funds and investments, which typically expire within five to ten years. The commitments generally require us to fund external private equity funds and investments at market value at the time the commitments are drawn. The amount committed to fund these investments at 31 December 2009 and
31 December 2008 was CHF 0.3 billion and CHF 0.5 billion, respectively. Equity underwriting commitments in the Investment Bank at 31 December 2009 and 31 December 2008 amounted to CHF 1.7 billion and CHF 0.4 billion, respectively.
Contractual obligations
The table below includes contractual obligations as of 31 December 2009.
     All contracts included in this table, with the exception of purchase obligations (those where we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 25 Operating lease commitments” in the “Financial information” section of this report.
     The following liabilities are recognized on the balance sheet and excluded from the table: provisions (as disclosed in “Note 21 Provisions and litigation” in the “Financial information” section of this report), current and deferred tax liabilities (refer to “Note 22 Income taxes” in the “Financial information” section of this report for more information), liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
     Within purchase obligations, the obligation to employees under the mandatory notice period is excluded (this is the period in which we must pay employees leaving the firm contractually-agreed salaries).

Contractual obligations

	Payment due by period
CHF million	< 1 year	1–3 years	3–5 years	> 5 years

Long-term debt	42,759	46,796	31,515	71,357

Capital lease obligations	57	83	0	0

Operating leases	989	1,655	1,214	2,113

Purchase obligations	302	113	39	23

Other liabilities	538	5	0	0

Total	44,645	48,652	32,768	73,493

Strategy, performance and responsibility
Financial performance

Cash flows

2009
On 31 December 2009, the level of cash and cash equivalents declined to CHF 165.0 billion, down CHF 14.7 billion from CHF 179.7 billion at the end of 2008.
Operating activities
Operating activities generated a cash inflow of CHF 54.5 billion in 2009 compared with a cash inflow of CHF 77.0 billion in 2008. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 9.9 billion in 2009, an increase of CHF 81.5 billion from 2008. Net profit improved by CHF 18.6 billion compared with 2008.
     Cash inflow of CHF 95.1 billion was generated by the net decrease in operating assets, while a cash outflow of CHF 50.0 billion was reflected in the operating liabilities. Net Payments to tax authorities were CHF 0.5 billion in 2009, down CHF 0.4 billion from a year earlier.
Investing activities
Net cash flow used in investing activities was CHF 20.6 billion compared with an overall cash outflow of CHF 1.7 billion in 2008.
     The net cash outflow for the purchase of property and equipment was CHF 0.7 billion. The net investment of financial investments available-for-sale was CHF 20.1 billion, an increase due to our strategic decision to rebalance our liquidity reserve which led to a shift from reverse repurchase agreements and trading portfolio. Disposals of subsidiaries and associates in 2009 generated a cash inflow of CHF 0.3 billion mainly related to the sale of UBS Pactual.
è	Refer to “Note 36 Business combinations” and “Note 38 Reorganizations and disposals” in the “Financial information” section of this report for more information about our investing activities
Financing activities
In 2009, financing activities generated cash outflows of CHF 54.2 billion. This reflected the net repayment of money market paper of CHF 60.0 billion, the issuance of CHF 67.1 billion in long-term debt and long-term debt repayments which totaled CHF 65.0 billion. That outflow was partly offset by inflows attributable to capital issuances of CHF 3.7 billion. In 2008, we had a net cash outflow of CHF 5.6 billion from financing activities.
2008
On 31 December 2008, the level of cash and cash equivalents rose to CHF 179.7 billion, up CHF 30.6 billion from CHF 149.1 billion at the end of 2007.
Operating activities
Operating activities generated a cash inflow of CHF 77.0 billion in 2008 compared with a cash outflow of CHF 52.1 billion in 2007. Operating cash outflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 71.7 billion in 2008, a decrease of CHF 67.9 billion from 2007. Net profit decreased CHF 16.0 billion compared with 2007.
     Cash inflow of CHF 394.1 billion was generated by the net decrease in operating assets, while a cash outflow of CHF 244.5 billion was reflected in the operating liabilities. The increase in cash was used to fund the operating liabilities. Net payments to tax authorities were CHF 0.9 billion in 2008, down CHF 2.8 billion from a year earlier.
Investing activities
Net cash flow used in investing activities was CHF 1.7 billion compared with an overall cash inflow of CHF 2.8 billion in 2007. The net cash outflow for investments in subsidiaries and associates was CHF 1.5 billion, compared with CHF 2.3 billion in 2007, due to the acquisitions of Caisse Centrale de Réescompte Group and Vermogens Groep and a net increase in the purchase of property and equipment of CHF 1.1 billion. The net investment of financial investments available-for-sale was CHF 0.7 billion, whereas in 2007 divestments generated cash inflows of CHF 6.0 billion. Disposals of subsidiaries and associates in 2008 generated a cash inflow of CHF 1.7 billion.
Financing activities
In 2008, financing activities generated cash outflows of CHF 5.6 billion. This reflected the net repayment of money market paper of CHF 40.6 billion and the issuance of CHF 103.1 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 92.9 billion. That outflow was partly offset by inflows attributable to capital issuances of CHF 23.1 billion, including CHF 15.6 billion from rights issues and CHF 7.6 billion from MCNs. In 2007, UBS had a net cash inflow of CHF 74.6 billion from financing activities. The difference between the two years was mainly due to the fact that net long-term debt repayments and money market papers repaid increased by CHF 111.6 billion and were only partially compensated by the cash increase due to the capital issuances.

Strategy, performance and responsibility
Strategy, performance and responsibility
Our employees

Our employees
We rely on the excellence, inspiration, client focus and commitment of our employees to meet clients’ needs and build our businesses. For employees, the breadth of our businesses, global career opportunities and a collaborative, performance-oriented culture offer a platform for individual success.
Investing in our employees
Competitive strength in the financial services industry depends, more than anything else, on the expertise, talent and commitment of a firm’s employees. Therefore, engaging, developing and retaining a high-impact workforce is a priority for UBS. In 2009, we began to rebuild our leadership ranks in every business division. We also continued to invest in our workforce to help ensure we have the range of skills and experience necessary to meet client needs now, and to grow our businesses when market conditions improve.
     Our largely decentralized Human Resources (HR) function was restructured in 2009 to be simpler, leaner and more concretely focused on business priorities. We also implemented several human capital-related initiatives in 2009 to support the firm’s transformation, including measures to more closely align compensation with sustainable performance and support appropriate and controlled risk taking. In addition, the UBS Business University, a corporate learning and education platform, was launched in January 2010.
Our workforce
Personnel levels decreased in most businesses over the course of the year, with the number of people employed on 31 December 2009 at 65,233, down 12,550 or 16% from year-end 2008. This was the result of personnel reductions in the various business divisions, as well as reductions from the sale of UBS Pactual, UBS’s India Service Centre and 56 branches in Wealth Management Americas. Consistent with the announcement made on 15 April 2009, we expect personnel numbers to be reduced to approximately 65,000 in 2010. In 2009, our personnel worked in 57 countries, with approximately 37% of our staff employed in Switzerland, 36% in the Americas, 16% in Europe, the Middle East and Africa and 11% in Asia Pacific.
     Internal job mobility encourages integration, collaboration and business innovation, as well as individual career development. We continued to support employee transfers across regions and business divisions in 2009 where business needs justified the transfers. In 2009, 910 employees moved to roles in a different region, versus 1,285 in 2008. During the course of the year, 993 employees transferred between business divisions, versus 784 in 2008. Additionally, during 2009, we worked to redeploy employees who were dis-
placed in the firm’s restructuring process. Of all the new roles in 2009, approximately 12% were sourced through internal job postings, while another 39% were filled by employees who found new roles within the firm through their own networks. To further support career development and mobility, Individual Development Plans are encouraged for all staff. A global career management site was relaunched in early 2010 to integrate all of the firm’s career assessment, development and planning elements.

Strategy, performance and responsibility
Our employees

Recruiting personnel
In 2009, we selectively recruited personnel in our key markets while also working to reduce costs, increase efficiency and improve the ratio of front-office to back-office personnel. Several strategic hires were made in 2009 to accelerate and support our turnaround, including the Group CEO, Group COO, Head of Corporate Development, Head of Wealth Management Americas and senior-level hires in growth areas within the Investment Bank and risk management functions.
     In 2009, 433 university graduates joined UBS as part of our undergraduate and MBA training programs. The apprenticeship program in Switzerland hired 300 apprentices in 2009.
Developing and sustaining a diverse workforce
A workforce of individuals from widely different backgrounds, cultures and life experiences is indispensable in today’s global business environment. In 2009, our workforce was comprised of citizens from 150 countries. Diversity in gender, ethnicity, age and other factors support first-hand understanding of regional markets and segments and sensitivity to local customs. Competitive advantage is also achieved from more subtle differences in background, experience and thought. These elements provide the perspective from which our employees can anticipate needs and generate unique solutions for our increasingly diverse client base worldwide. Additionally, our long-term recovery will be supported by having the best people in the right roles, and diversity efforts help ensure that characteristics unrelated to performance do not get in the way.
     Achieving a world-class workforce of high-talent individuals demands an open-minded and respectful working culture, merit-based career advancement, and a sense of individual contribution. The scope of our diversity initiatives is global, with regional teams translating this commitment into action by working with local business and HR leaders. In addition, more than 20 employee networks help to build cross-business relationships and strengthen our inclusive culture.
     Over the past number of years, we have promoted diversity in three stages: raising basic awareness; integrating diversity into the employee lifecycle through recruiting, perfor-
mance management and retention; and working to ensure that diversity ultimately becomes a self-sustaining part of the workplace culture. While we have made significant progress in recent years, our efforts to further strengthen our diversity in 2009 were sometimes impacted by the firm’s restructuring, particularly when entire business or support areas were restructured or sold. In 2009, initiatives were launched in Europe, the US and several other regions to help create a culture in which men and women thrive equally in their careers, where gender differences are a strength, and where different working styles and practices allow us to improve our service to clients. We received a 100% rating in the Human Rights Campaign Foundation’s 2010 Corporate Equality Index (US), the Equal Opportunity for Women in the Workplace Agency (EOWA) Employer of Choice For Women award (Australia), and the Tokyo Labor Bureau award for supporting the growth of future generations. We also were shortlisted for the Disability Champion Award 2009 by the Employers’ Forum on Disability (UK).

Gender distribution by employee category1

As of 31.12.09	Officers		Non-officers		Total
	Number	%	Number	%

Male	31,557	72.8	10,537	43.6	42,094	62.3

Female	11,817	27.2	13,607	56.4	25,424	37.7

Total	43,374	100.0	24,144	100.0	67,518	100.0

 [1] Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for our total year-end 2009 employee number of 67,518 in this table. Normally, we express employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the year-end 2009 total is 65,233.

Strategy, performance and responsibility

Performance management
Effective performance management supports and enables the drive, commitment and consistent execution by our employees that is essential to achieving results for clients and UBS alike. We believe that the foundation for this is an ongoing employee-manager dialogue, with demonstrable performance as the basis for meritocracy. All employees therefore participate in a year-round performance management process that assesses individual achievements against specific objectives. This process supports staff development, links behavior to business goals and helps ensure employees have the skills required to meet their clients’ needs and implement our strategic objectives. Assessments focus both on achievements and on behavioral expectations that are linked to corporate strategy and values, respectively. For example, evaluations for all employees include an assessment of “client focus,” but the specific behaviors required vary significantly according to function, rank or role. The performance management process for our most senior executives is essentially the same as for all other employees. Achieving specific financial targets plays a significant role; leadership is also explicitly reviewed. In 2009, we enhanced our performance monitoring at all levels, and further strengthened our focus on effective risk management within the overall performance management framework.
è	Refer to the “Compensation and shareholdings” section of this report for more information on compensation and incentives and employee share ownership
Leadership development and learning
We take a structured approach to both leadership development and business education, understanding that these capabilities are important factors in ensuring high-quality client service and long-term business success. In August 2009, the GEB approved the formation of the UBS Business University, a global corporate university that brings all educational opportunities under one virtual umbrella. Creating a corporate university will significantly increase the efficiency of our learning activities and processes while eliminating duplication. It should also help to further reduce training costs, combine and exploit the existing knowledge within our learning organizations and leverage best practices. The launch of the university in January 2010 marked an important step in aligning our leadership development and learning efforts across the firm.
     Leadership and business faculties are at the core of the new learning structure. The leadership faculty focuses on building leadership and managerial skills and on implementing a common leadership strategy and culture across the firm. The business faculty focuses on initiatives that are designed to grow employees’ business skills and competencies to best serve clients and manage risk. All learning pathways for business-critical functions include components from legal, risk and compliance, sales and advisory, and products and finance. A single global learning platform simplifies administration while allowing employees to plan their training and complete e-learning modules.
     We also invest in talent development and succession planning for the most critical roles across the company. An annual firm-wide talent review helps to identify and then build the skills and competencies of key talent who are recognized to have leadership potential. In addition, potential successors for senior leadership roles are identified and tracked on a firm-wide basis.

Strategy, performance and responsibility
Our employees

Commitment
Meeting the needs of clients is a core objective. Our corporate values are the foundation that enables us to be a good corporate citizen and responsible employer in addition to realizing long-term profitability and business growth. These values are integrated into corporate decision making and people management processes as well as daily interactions among employees.
Employee assistance
We are dedicated to assisting employees with professional and personal matters, and to being a conscientious employer. Examples of this commitment can be found in the firm’s Employee Assistance Programs (EAPs), and in the COACH and Social Partnership Agreement for Employees in Switzerland (SOVIA CH) programs in Switzerland.
     EAPs are available in a number of locations globally. In the UK, the EAP program is a confidential 24/7 service that gives access to specialist support, including telephone and face-to-face counseling. The overall UK health and wellbeing program provides an on-site General Practitioner as well as occupational health services, an on-site physiotherapist, on-site dentist and an emergency back-up childcare and eldercare facility. In Switzerland, we offer professional assistance for current and retired employees, as well as family members, through our HR Social Counseling and HR Retiree Services functions. Services include counseling for personal issues, difficulties in the workplace, sickness, financial difficulties and retirement. The EAP program in the US provides information, referrals and confidential counseling for adoption, child care, academic services, elder care and issues regarding work performance and personal conflicts.
     The COACH transfer and severance process helps employees in Switzerland who are displaced by restructuring. COACH advisors provide support and assistance in finding new jobs, by working closely with our internal recruitment center and outside employment services. During the COACH process, employees retain full salary and benefits and financial assistance is available for job-related training, if needed.
     Personnel below the level of director are eligible to participate in the SOVIA CH program. SOVIA CH lays out the terms and conditions for implementing redundancies among employees whose jobs are subject to the Agreement on Conditions of Employment for Bank Staff. SOVIA CH governs the requirements and procedures for internal hiring, job transfers, and, when needed, severance. The aim is to implement necessary job cuts and operational changes in a responsible manner, making full use of our internal labor market, and to offer targeted, relevant support and career advice to these employees.
Employee representation
The UBS Employee Forum facilitates the open exchange of views and information between employees and management on pan-European issues that have the potential to impact our performance, prospects or operations in Europe. It fulfills EU Directive 94/45 on the establishment of a European Works Council. Local forums also exist in a number of locations across Europe to address local issues such as health and safety, changes to workplace conditions, pension arrangements and consultation on collective redundancies and business transfers. The UK Employee Forum (UKEF), for example, focuses on our economic, financial and social activities in the UK which are of con-

UBS values
Truth
Accuracy | Authenticity | Certainty
We behave with respect and integrity | We are accurate, realistic and accountable | We always act fairly and abide by the law
Clarity
Ease | Simplicity | Directness
We make it easy to do business with UBS | We are concise, precise and to the point | We are reliable and consistent
Performance
Achievement | Execution | Attainment
We will always give our best | We will perform to the highest professional standards | We will lead the market through superior service and execution

Strategy, performance and responsibility

cern to UK employees. The UKEF may also be used for defining any workforce agreements affecting UK employees. It is made up of elected UK permanent employee representatives for each business area and division that has employees in the UK and appointed management representatives.
     In Switzerland, Employee Representation Committee (ERC) representatives partner with management in the annual salary negotiations and they are involved in employee matters, including health and safety, social security and pension issues. ERC employee representatives are elected to represent the interests of employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The ERC also fosters an open dialogue between management and employees through a variety of channels and activities.
Select 2009 awards

Excellence and Innovation in Corporate Learning: Measurement (Corporate University Xchange Awards 2009)
Top 100 Graduate Employers
(The Times High Fliers 2007-2009)
Ranked No. 8 for “Best Places to Intern: 2009”
(Bloomberg BusinessWeek 2009)

Strategy, performance and responsibility
Corporate responsibility

Corporate responsibility
Responsibility and sustainability were our key themes in 2009, as we continued to contend with the effects of the major financial crisis we experienced in 2007 and 2008. We have, as detailed elsewhere in this report, assumed responsibility to resolve key issues arising from the crisis.

In response to the lessons learned from the financial crisis and the latest international regulatory provisions that followed from the crisis, we have reviewed and revised important processes, pertaining to, in particular, corporate governance, risk management, compliance, personnel management (including compensation and performance measurement) and the centralization of responsibilities and competencies. These changes are highlighted by the revision of constitutional documents such as the Code of Business Conduct & Ethics and the UBS Values, which accentuate the crucial significance of responsible behavior, a key driver of sustainable value for the company and our stakeholders.
     As a leading financial services firm, we are interested in the concerns and expectations of a diverse group of stakeholders, ranging from clients, investors and employees, to the communities in which we have a presence as well as our regulators. With regard to corporate responsibility, in 2009, we continued to address key stakeholder expectations and concerns by contributing to the fight against money laundering, corruption and terrorist financing (AML), executing our environmental management program, implementing our human rights statement and by undertaking community investment activities. Under the guidance of the UBS Corporate Responsibility Committee (CRC), a BoD committee, various initiatives were instigated (including the drafting of the new Code of Business Conduct & Ethics), with their implementation continuing into 2010.
è	Refer to www.ubs.com/responsibility for more information on the contents of this section
Governance, strategy, and commitments
Corporate responsibility governance
The CRC is mandated to review and assess how we should meet the existing and evolving corporate responsibility expectations of our stakeholders. The CRC thus supports the BoD’s efforts to ensure and advance our reputation for responsible corporate conduct. Headed by the Chairman of the BoD, the committee includes two other BoD members. It is advised by a panel consisting of members of the GEB and other senior managers. The members of the advisory panel participate in committee meetings and implement its recommendations.
     The financial crisis has emphasized that success depends upon behaving responsibly towards and interacting honestly and transparently with our stakeholders. In recent meetings, the CRC focused on lessons drawn from the crisis and recommended actions on a range of topics accordingly.
     In addition to the mandate pertaining to the expectations of our stakeholders, the CRC also monitors and reviews our

Strategy, performance and responsibility

corporate responsibility policies and regulations as well as the implementation of our corporate responsibility activities and commitments. The GEB is responsible for the development of our Group and business division strategies as well as implementing approved new strategies, including those pertaining to corporate responsibility, while various committees or boards are concerned with tasks and activities pertaining to particular aspects of corporate responsibility.
     One example is the Environmental & Human Rights Committee, which is made up of, among others, both Group and divisional environmental representatives. They are responsible for overseeing the adoption of our environmental policy and for providing guidance to the different business divisions in their adoption of the “UBS Statement on Human Rights”. In 2009, this committee reviewed a number of significant environmental and social issues and also initiated the revision of our environmental policy. Endorsed by the GEB, the revised policy was brought in line with the new Code of Business Conduct & Ethics of UBS and continues to embody our commitment to the environment. It seeks to ensure that we provide clients with a range of financial products and services that address environmental challenges, identify and manage environmental risks, and are continuing to improve our environmental performance and resource efficiency. The policy is implemented through a global environmental management system certified according to ISO 14001, the international environmental management standard.
è	Refer to www.ubs.com/environment for more information on our environmental and human rights governance
     Led by the Head of Global AML Compliance, our efforts to fight money laundering, corruption and the financing of terrorism are supported by a network of expert global business teams. We are streamlining our policies and processes to enhance consistency between business divisions as well as to assess threats and risks within the business. We have developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may intend to legitimize their ill-gotten gains through UBS.
è	Refer to the discussion on combating financial crime below for more information on our AML activities
     Regional diversity heads, along with senior business managers, consider and decide on diversity / business-aligned plans linked to regional and divisional business and talent strategies. They are also responsible for advising and supporting regional diversity boards, or their regional equivalent, in assessing progress made on relevant issues. The global diversity team coordinates regional efforts and integration into the HR process.
è	Refer to the “Our employees” section of this report for more information on labor standards and diversity programs

Strategy, performance and responsibility
Corporate responsibility

External commitments and initiatives
In implementing environmental and social standards and conventions into our business practices, we benefit from participating in various external initiatives, including the UN Global Compact and its local network in Switzerland, the Wolfsberg Group, the UNEP Finance Initiative, and the UN Principles for Responsible Investment (UNPRI). In relation to the UN Global Compact, we publicly acknowledged the significance of the looming climate crisis by supporting the Compact’s “Seal the Deal!” campaign calling for a fair, balanced and effective post-Kyoto climate agreement. In his testimonial for “Seal the Deal!”, UBS’s Chairman of the BoD confirmed a cornerstone of our climate change strategy in that we seek to help clients address risks and take advantage of opportunities presented by climate change and the transition to a low carbon economy.
     We also recently joined the Global Corporate Volunteer Council (G-CVC), an initiative of the International Association for Volunteer Efforts (IAVE). G-CVC is a network for companies with leading international employee volunteer programs, which aims to showcase best practices in corporate volunteering, and raise awareness of the impact of employee engagement in communities around the world.
External ratings, assurance and awards
Our performance and efforts were reflected in key external ratings and rankings, which take account of sustainability issues. We were named an index component for the Dow Jones Sustainability Index (DJSI) World, and are a member of the FTSE4Good index series. We have been a continuous member of both indices since their inception. With regard to the three dimensions rated for the DJSI – economic, environmental, and social – we scored well in the social dimension and are one of the financial sector’s leaders in the environmental dimension. A lower score in the economic dimension – a refection of a challenging period for us during 2008 and 2009 – meant, however, that we dropped out of the DJSI STOXX, a second Dow Jones Sustainability Index.
     We ranked among the leaders in a benchmark report on climate strategies within banks, as published by Sustainable Asset Management (SAM). The report shows that we are among the top 5% of banks, which have, compared with many of our peers, comprehensively integrated the issue of climate change into core business processes.
     In 1999, we were the first bank to obtain ISO 14001 certification for our worldwide environmental management system. The management system covers the entire scope of our products, services and in-house operations which may give rise to an environmental impact. It is audited annually and re-certified every three years by SGS. These comprehensive audits (24 audit days and 163 employees in the 2008 re-certification) verify that appropriate policies and processes are in place to manage environmental issues, and that they are executed in day-to-day practice. In 2009, SGS confirmed that a well-performing environmental management system, integrated in the organization and suitable for managing environmental risks and improving environmental performance on a continual basis, was put into place. We took second place in the rankings for “Leading Brokerage Firm for Socially Responsible Investment (SRI) Research” in the 2009 Thomson Reuters Extel and UKSIF Socially Responsible Investing & Sustainability Survey.
     In May 2009, the US Environmental Protection Agency (EPA) awarded UBS Tower at One North Wacker Drive, Chicago, with the Energy Star Award for superior energy efficiency and environmental protection. In June 2009, our office building on 1285 Avenue of the Americas, New York, received the Leadership in Energy and Environmental Design (LEED) for Existing Buildings Silver Certification.
     Finally, in late 2009, we received two awards for our use of the web as a strategic tool for corporate responsibility communications. We came second in the first global survey of “online CSR communications” and first in the national survey for Switzerland. The surveys confirmed the significance of our website for communicating with stakeholders who wish to gain a comprehensive understanding of our corporate responsibility efforts.
è	Refer to the “Our employees” section of this report for information on diversity awards
Stakeholder dialogue and capacity building
Dialogue with external parties is an important contributor to our understanding and approach to corporate responsibility. In 2009, communications with experts and stakeholders covered a series of topics ranging from general (e.g. individual vs. corporate responsibility) to specific (e.g. environmental and social issues pertaining to particular industries).
     Input on the corporate responsibility strategy and activities we pursue are also regularly sought from employees. An internal, cross-divisional network of experts plays a particularly important role with our members providing critical input on stakeholder expectations and concerns. These contributions are provided to the CRC and add valuable features to the information gathered through other established monitoring channels.
Training and awareness raising
Equally, to advance employees’ awareness of our corporate responsibility processes, activities, commitments and relevant topics, these are integrated into internal education offerings and broader awareness raising activities. General information is published on our intranet and on the corporate responsibility website. In 2009, nearly 10,000 employees participated in training and awareness-raising activities dealing with corporate responsibility. Furthermore, 4,140 employees participated in training on environmental issues, with 3,047 receiving general education on our environmental policy and programs, and 1,093 employees receiving spe-

Strategy, performance and responsibility

cialist training targeted at their area of expertise and impact. Awareness of corporate responsibility was also raised in induction programs via an intranet-based presentation. Employees are also required to undergo regular training in AML-related issues; this may include online training, awareness campaigns or seminars.
Responsible banking
The financial crisis has shown that an overly dominant focus on short-term thinking resulted in too many compromises on quality and sustainability. A fundamental lesson has therefore been to re-focus on long-term thinking. While actions centered on the short-term undoubtedly have their place, the overall focus must be on sustainable banking.
     We have set our focus on earning the trust of our stakeholders, aiming for more sustainable earnings and creating long-term shareholder value. In ensuring that banking activities are undertaken in a responsible manner, and that products and services are suited to the needs and requirements of clients, we aim to fulfill the heightened expectations of clients and stakeholders.
Combating financial crime
We believe it is of utmost importance to actively prevent potentially irresponsible or harmful actions. First and foremost, this means that our employees must uphold the law, adhere to relevant regulations, and behave in a responsible and principled manner.
     In 2009, we made forceful strides to ensure that all employees are conscious of their responsibilities and of the importance of abiding by the law in all of their actions. We have clearly laid out a solid foundation for this via new risk and compliance processes and the publication of a new Code of Business Conduct & Ethics in January 2010, and have also instigated an in-depth process of communicating to and with employees about their responsibilities.
     We continued to strengthen our efforts to both prevent and combat financial crime. Taking responsibility to preserve the integrity of the financial system, and our own operations, we are committed to assisting in the fight against money laundering, corruption and terrorist financing. We employ a rigorous risk-based approach to ensure our policies and procedures correspond with those risks, and that relationships that are classified as higher risk are dealt with appropriately. We adhere to strict know-your-clients regulations, which do not, however, seek to undermine clients’ legitimate right to privacy. Ongoing due diligence and monitoring is undertaken to assist in the identification of suspicious activities, including the utilization of advanced technology to assist in the identification of transaction patterns or unusual dealings which, if discovered, are promptly escalated to management or control functions.
     As part of our extensive and ongoing efforts to prevent money laundering, corruption and terrorist financing, the internal global AML policies were reviewed in 2009, and enhancements to address more specific risks in relation to corruption and terrorist financing will be implemented globally in 2010. As part of our review of trade financing prohibitions regarding certain war materials, these were expanded from nuclear, biological and chemical weapons and anti-personnel land mines to include cluster bombs, depleted uranium for military purposes as well as components of all such weapons.
     We are a founding member of the Wolfsberg Group, an association of 11 global banks established in 2000, which aim to develop financial services industry standards and related products for Know Your Customer, Anti-Money Laundering and Counter Terrorist Financing policies. Together with the other members of the Group, we have actively engaged with the Financial Action Task Force (FATF), which is an inter-governmental body that develops and promotes national and international policies to combat money laundering and terrorist financing in the context of its consultation processes with the private sector. Special attention has been placed on developing a risk-based approach to money laundering, implementing guidelines around Weapons of Mass Destruction Proliferation Finance, and actively contributing to the revision of FATF Recommendation 9 (“Customer due diligence and record-keeping”), which states that financial institutions, intermediaries or other third parties must perform certain aspects of the customer due diligence process.
Managing environmental and social risks
Environmental and social risk is broadly defined as the possibility that we encounter reputational or financial damage as the result of transactions, products, services or investments that involve a party associated with environmentally or socially sensitive activities, or that we are exposed to risks such as environmental liabilities, human rights infringements, or changes in regulations.
     We seek to identify, manage and control these environmental and social risks in our business transactions. However, not all products and services we provide have the same risk potential: we therefore take a risk-based approach to environmental and social risk management and regularly analyze our portfolio of products and services to assess their respective environmental and social risk potential. With our current business profile and operating environment, our potential for material risk is greater within the context of our lending and capital markets businesses, as well as our direct real estate and infrastructure investments. For these products and services, we have designed procedures and tools for the identification, assessment and management of environmental and social risks. These procedures and tools are integrated into standard risk management processes, such

Strategy, performance and responsibility
Corporate responsibility

as due diligence on transactions or investments, helping to ensure that material environmental and social risks are identified, assessed and escalated in a timely fashion.
     For example, Wealth Management & Swiss Bank and Wealth Management Americas have introduced a standardized check to identify material environmental risk in their lending to all relevant clients. Transactions with significant environmental risk undergo a detailed environmental assessment. In 2009, nearly 100,000 lending transactions in Switzerland were subject to an environmental risk check, of which 24 were referred to the business division’s environmental risk competence center for detailed assessment. In the Investment Bank, the environmental risk framework covers all banking activities including debt and equity underwriting, financial advisory services and lending. Investment Bank personnel identify potential environmental risks in the initial due diligence phase and alert the Investment Bank’s Environmental Advisory Group (EAG) in case of significant potential risks. Assessments by lawyers and / or external consultants are routinely sought for certain sectors and products. The EAG works with the relevant business and control functions to assess the risks, determine any mitigating measures and direct further due diligence as required (69 transactions in 2009). In this way, the relevant senior business committee may fully consider the potential environmental risk in the course of its review of the transaction and / or client. Global Asset Management has put environmental due diligence processes in place for their real estate and infrastructure funds. In 2009, all properties acquired or developed by Global Real Estate for their direct investment vehicles were subject to a thorough environmental due diligence process, in accordance with local regulations and internal best practice guidance. Similar processes are in operation in Infrastructure Asset Management.
     Some of our clients operate in sectors that are considered to be particularly environmentally and socially sensitive. To support the consistent identification and assessment of environmental and social risks (including human rights) across the Group, we have developed internal industry sector guidelines. The sector guidelines currently cover chemicals, oil and gas, utilities, infrastructure, forestry products and biofuels and metals and mining. These guidelines are being adopted by each of our business divisions in transactional and client due diligence processes. These guidelines provide an overview of key environmental and social issues that arise in the various life cycles of the sector, and summarize industry standards in dealing with them. We believe that our commitment to our clients and to society requires us to search for solutions whenever possible. We seek to help clients to move towards more environmentally and socially responsible practices by engaging with them. This can benefit their business and decrease financial and reputational risk. However, where engagement is not possible or successful, we may decline the transaction altogether.
Products and services
Equally important to the management of environmental and social issues is the provision of financial products and services, which help clients manage their environmentally and socially-related business opportunities and risks. We seek to help investors benefit from related market opportunities and by integrating environmental and social considerations, where relevant, in research and investment analysis. This offering currently stretches across our businesses in wealth management, investment banking, asset management, retail, and commercial banking. It includes SRI funds, research and advisory services provided to private and institutional clients, access to the world’s capital markets for renewable energy firms and, in Switzerland, “eco” mortgages.
     Taking environmental, social and governance (ESG) issues into account in investment processes is of increasing interest to clients and consultants across all of our investment areas. In 2009, Global Asset Management took another step in demonstrating commitment to ESG by becoming a signatory to the UN Principles for Responsible Investment (UNPRI). UNPRI is a global investor initiative that is designed to provide a framework for better integration of ESG issues into mainstream investment practice.
     Also in 2009, we decided to establish a new competence center within our Wealth Management & Swiss Bank business division, which draws and expands on our resources and expertise in the areas of philanthropy and SRI. In a “one-stop” approach, the competence center will provide clients with a unique opportunity to access a comprehensive range of philanthropic, SRI and values-based wealth management services.
     Finally, our senior scientific advisor, Sir David King, continued to advise on all scientific matters with particular emphasis on global climate change and the challenges it poses to sustainable economic growth. Our clients benefit from Sir David’s expertise and can get further insight into a variety of timely scientific topics through a quarterly series of science-focused bulletins. In 2009, these bulletins included briefs on climate change, biofuels and mobility. Sir David also discussed energy efficiency and low carbon technologies in the November issue of the UBS Investor’s Guide.
Investment products and advisory
In 2009, we continued to expand our SRI offering in response to growing demand from a number of markets, including the launch of two new SRI products, the UBS (Lux) Equity SICAV – Sustainable Global Leaders and the UBS (Lux) Equity SICAV – Climate Change. Our offering is diverse and includes products managed according to ESG criteria and theme-based approaches. The ESG offering includes an all cap SRI Global Equity strategy, which was among the first of its kind. The theme-based approach focuses on innovative companies providing solutions to the challenges of climate change, water scarcity and demographic change. We offer a

Strategy, performance and responsibility

range of products focusing on each individual theme and the flagship UBS (Lux) Equity Fund Global Innovators, which spans all three themes.
     Additionally, we offer customized client portfolios in the form of segregated mandates / institutional accounts based on “negative” screening, which exclude certain controversial stocks or sectors based on their negative social or environmental impact, as perceived by the client. Our global platform and investment research enable us to offer such tailor-made solutions. In addition to fund management services, we provide stock-broking and account management services to alternative energy and SRI fund managers.
     Finally, we also offer SRI portfolio management solutions to selected private client segments. This offering combines internal and external SRI expertise and includes SRI-focused portfolios in Switzerland and SRI-managed accounts in the US, where ESG criteria are embedded into the fundamental investment process, or where clients have the ability to identify and exclude securities from ownership based on issue-oriented screens. This allows private clients to customize mandates to their particular social policy criteria. Our open architecture approach also allows clients to invest in SRI bond, equity and microfinance products from leading third-party providers.
     In past years, we experienced increasing client demand for SRI and expanded our SRI product offering. As per 31 December 2009, SRI invested assets had gone up to CHF 26.85 billion, representing 1.2% of our total invested assets.
Engagement and voting rights
The SRI team in Switzerland engages in dialogue with companies represented in the SRI funds they manage. The analysts and portfolio managers provide positive and negative feedback on relevant ESG issues that may impact investment performance, as part of regular communication with corporate management teams. When controversial information on the company’s environmental and social performance is received, the SRI analysts contact the company and provide management with a chance to demonstrate what measures have been taken to solve the issues. If the company can demonstrate how it is dealing with the problem and what progress has already been achieved, an investment is possible. These engagement activities are, in addition to the positive screening processes, applied to the SRI funds.
     We believe that voting rights have economic value and should be treated accordingly. In the UK, the asset management business seeks to influence the corporate responsibility and corporate governance practices of the companies it invests in. Where we have been given the discretion to vote on behalf of our clients, we will exercise our delegated fiduciary responsibility by voting in a manner we believe will most favorably impact the value of their investments. Good corporate governance should, in the long term, lead towards both better corporate performance and improved shareholder value. As such, we expect board members of companies in which we have invested to act in the service of their shareholders, view themselves as stewards of the company, exercise appropriate judgment and practice diligent oversight of the management of the company.
Research
Our SRI research teams analyze emerging socio-economic and environmental trends and assess their potential impact on investment markets and companies’ share prices. Identifying material SRI issues is challenging. As such, three things help determine which environmental and social issues are critical: society’s perception of what is important; the nature of the competitive pressures facing firms in an industry; and how costs and benefits are (or will be) distributed between stakeholders.
     Our SRI research teams were established in each of our business divisions to serve their respective clients. In the Investment Bank, the equity research team writes recommendations and reports for institutional investment clients on renewable energy, the carbon markets and the impact of climate change on companies in a wide range of sectors. SRI

Socially responsible investments invested assets1

						% change
		For the year ended				from
CHF billion, except where indicated	GRI [2]	31.12.09		31.12.08	31.12.07	31.12.08

UBS		2,233		2,174	3,189	3

UBS SRI products and mandates

positive criteria	FS11	2.72		2.12	5.20	28

exclusion criteria	FS11	22.44		14.05	33.33	60

Third-party	FS11	1.69		1.85	1.08	(9)

Total SRI invested assets	FS11	26.85	[3]	18.03	39.61	49

Proportion of total invested assets (%)[4]		1.20%		0.83%	1.24%

[1] All figures are based on the level of knowledge as of January  2010.  [2] Global Reporting Initiative (see also www.globalreporting.org). FS stands for the performance indicators defined in the GRI Financial Services Sector Supplement.  [3] 5.5% of reported assets have newly been included in 2009 due to adjustments in the reporting process and boundaries.  [4] Total SRI / UBS’s invested assets.

Positive criteria: apply to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society. This includes best-in-class or thematic investments.
Exclusion criteria: companies or sectors are excluded based on environmental, social or ethical criteria, for example, companies involved in weapons, tobacco, gambling, or companies with high negative environmental impacts. This also includes faith – based investing consistent with principles and values of a particular religion.
Third-party: Our open product platform gives clients access to socially responsible investment products from third-party providers. This includes both positive and exclusion criteria, and microfinance investments.

Strategy, performance and responsibility
Corporate responsibility

and sustainability research is provided by a dedicated team. In 2008, the SRI and sustainability research team initiated dedicated coverage of corporate governance issues and corporate governance was the theme of our 2009 SRI conference. In addition to publishing regular research reports on the topic, we have incorporated selected governance data within some of our research tools. In the asset management business, an internal SRI research team manages portfolios around themes such as climate change/energy efficiency, water and demographics. The SRI research team in our wealth management business conducts SRI research and provides advice to private clients on SRI investment solutions.
     Client interest in some aspects of SRI – for instance climate change, demographics and water – has grown, and so has research coverage. The SRI teams regularly collaborate with analysts in other teams to write about emerging SRI themes, and relevant research content is regularly published by a growing number of specialists within the mainstream research effort.
Financing and advisory services
Our renewable energy investment banking business arranges financing and provides strategic and financial advisory services for companies in the solar, wind, wave and other renewable energy sectors. Since 2006, we have led over 35 financing transactions in these sectors, raising over USD 24 billion for renewable energy companies worldwide. In 2009, we acted as the joint lead underwriter and joint lead manager for the USD 2.6 billion initial public offering of the wind power developer and operator, China Longyuan Power Group. With over 3,300 mega-watts of installed wind capacity as of September 2009, and targeting 6,500 mega-watts by the end of 2010, Longyuan Power is the largest wind power company in Asia and the fifth largest in the world.
Carbon trading
In cap and trade emissions markets, such as the EU Emissions Trading Scheme (EU ETS), companies have annual caps on the amount of emissions their facilities are allowed to produce. Companies who are able to reduce their emissions below their cap have the ability to sell their unused quota to other entities, thereby creating an emissions market. Through the use of financial instruments, we are able to help clients manage their exposure to the emissions markets. UBS Exchange Traded Derivatives (ETD) is an active member of the major emission exchanges in Europe and North America, and offers execution and full service clearing for contracts on EU ETS allowances (EUA), UN Certified Emissions Reductions (CER), Regional Greenhouse Gas Initiative allowances, Chicago Carbon Exchange (CCX) carbon financial instruments and nitrogen oxide and sulfur dioxide.
Corporate responsibility in operations
We have long taken a very keen and active interest in lowering the environmental footprint of our operations and in our supply chain. Following the establishment of our first energy functional unit in the late 1970s, we were also the first Swiss bank to establish the position of an environmental officer in the 1980s. Years later, we persist to improve the environmental efficiency of our operations.
Environmental and CO2 footprints
We directly impact the environment in a number of ways: our businesses consume electricity; employees travel for business purposes and use paper and generate waste in the course of their work; and offices require heating and cooling systems. Improving the use of these resources can reduce costs and enhance environmental performance; therefore, we have a series of measures to efficiently manage our environmental impact.
CO2 strategy and emission reduction
In February 2006, the GEB decided to set a Group-wide CO2 emission reduction target of 40% below 2004 levels by 2012. We seek to achieve this target by:
–	adopting in-house energy efficiency measures that reduce energy consumption in buildings we operate;

–	increasing the proportion of renewable energy used to avoid emissions at source; and

–	offsetting and neutralizing emissions that cannot be reduced by other means.
     These measures allowed us to further increase the share of renewable energy we purchase, and reduce our 2009 CO2 emissions by 31% compared with 2004, another step toward achieving the 40% reduction target by 2012.

Strategy, performance and responsibility

Energy consumption and efficiency
Energy consumption represents an important environmental impact area and is the biggest contributor to our overall greenhouse gas emissions. In line with our wider business strategy, improvements in energy efficiency have helped to reduce both emissions and costs. Energy consumption is down 6% (59 gigawatt hours) through a combination of tighter building controls, data center and work station efficiency, and reduced occupancy. Our IT-driven initiatives contributed significantly to these energy savings, most notably through the server efficiency program.
Renewable energy
In addition to our energy efficiency programs, we seek to improve the energy mix purchased by including a higher proportion of renewable energy. The percentage of renewable energy and district heating purchases increased from 24% in 2004 to 51% in 2009. In Switzerland, for example, the percentage of electricity sourced from renewable sources increased to almost 100%. We also purchase renewable energy credits (RECs) in the US electricity markets, which accounted for 18% of our electricity consumption in the US in 2009.
Business travel and offsetting
We experienced a significant reduction (approximately 40%) in business related travel in 2009 due to difficult market conditions and a focus on reducing costs. Although travel is essential for a global financial services firm that strongly believes in personalized client relationships, our previous investments in video conferencing infrastructure have enabled employees to substantially reduce travel for internal meetings.
     We have also seen a shift to high speed rail to replace short haul air travel in Europe. Guidelines have also been developed to help us reduce the environmental impact when running client events and conferences.
     Carbon emissions resulting from business travel have been offset as in previous years, and we partner with a number of specialists to carefully select global projects that match our criteria for delivering carbon offsets and contributing to the local community. In 2009, we selected projects in Brazil, India, Turkey and China.
Paper and waste
In 2006, we set firm-wide targets to reduce our paper and waste consumption. The goal of reducing paper consumption per employee by 5% for 2009 was exceeded significantly with the average amount of paper used per employee down 31% since 2006. This reduction was particularly strong in 2009, due to a combination of significantly lower publication volumes and the success of e-documents and double-sided printing initiatives.
     The share of paper from recycled sources is slightly under our goal of 20%, though our overall environmental footprint from paper use has been improved by increasing the share of Forest Stewardship Council (FSC) certified paper from 0% in 2006 to 17% in 2009.
     The waste recycling ratio remained at a low level of around 54%, partially due to the consequence of reduced paper consumption.
Supply chain management
Maintaining our infrastructure, ranging from offices across IT infrastructure to more mundane components such as stationery, would not be possible without the products and services from a substantial range of suppliers and vendors around the world. In 2009, we spent over CHF 6.3 billion purchasing a wide range of products and services from suppliers and contractors. We are committed to responsible supply management, and for many years have established processes to manage environmental and human rights issues in relevant areas of our supply chain. In line with our ambition to achieve continuous improvement in our supply chain, we have developed a guideline which provides Group-wide assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environment and corruption. Examples of human rights issues that have been included are avoidance of child and forced labor, non-discrimination, remuneration, hours of work, freedom of association, humane treatment, and health and safety. In 2008, we started implementing this guideline and have gradually broadened its application to new contracts and contract renewals with suppliers over the course of 2009. Since its introduction, approximately 400 suppliers have been screened according to the guideline’s social and environmental criteria, and responsible supply chain require-

Environmental indicators per full-time employee

	Unit	2009	Trend	2008	2007

Direct and intermediate energy	kWh / FTE	11,986	à	11,792	11,942

Business travel	Pkm / FTE	7,016	â	10,281	12,685

Paper consumption	kg / FTE	130	â	167	190

Waste	kg / FTE	265	â	298	299

Water consumption	m3 / FTE	31.9	á	28.1	26.7

CO2 footprint	t / FTE	3.12	à	3.07	3.43

Legend: FTE = full-time employee; kWh = kilowatt-hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton

Strategy, performance and responsibility
Corporate responsibility
Environmental indicators1

		2009[2]			2008[2]	2007[2]

		Absolute			Absolute	Absolute
	GRI[3]	normalized[4]	Data quality[5]	Trend[6]	normalized[4]	normalized[4]

Total direct and intermediate energy consumption[7]		957 GWh	***	æ	1,016 GWh	981 GWh

Total direct energy consumption[8]	EN3	132 GWh	**	à	127 GWh	130 GWh

natural gas		84.6%	**	à	83.3%	83.3%

heating oil		10.9%	***	â	12.2%	12.1%

fuels (petrol, diesel, gas)		4.5%	***	à	4.5%	4.6%

renewable energy (solar power, etc.)		0.05%	***	á	0.03%	0.03%

Total intermediate energy purchased[9]	EN4	825 GWh	***	æ	890 GWh	851 GWh

electricity from gas-fired power stations		10.6%	**	à	11.7%	12.3%

electricity from oil-fired power stations		2.9%	***	â	3.7%	4.2%

electricity from coal-fired power stations		17.5%	**	à	18.4%	18.6%

electricity from nuclear power stations		9.5%	**	æ	11.1%	13.6%

electricity from hydroelectric power stations		28.0%	***	ä	25.8%	25.5%

electricity from other renewable resources		23.6%	***	à	23.1%	22.0%

district heating		7.8%	***	á	6.2%	3.8%

Share of renewable energy and district heating		51%	***	ä	48%	45%

Total business travel	EN29	560 m Pkm	***	â	886 m Pkm	1,042 m Pkm

rail travel[10]		3.7%	**	à	3.5%	3.3%

road travel[10]		1.0%	**	á	0.6%	0.5%

air travel		95.3%	***	à	96.0%	96.2%

Number of flights (segments)		258,396	***	â	398,369	446,274

Total paper consumption	EN1	10,349 t	***	â	14,403 t	15,593 t

post-consumer recycled	EN2	16.7%	***	à	16.2%	10.5%

new fibers FSC[11]		17.1%	***	à	16.6%	10.7%

new fibers ECF + TCF[11]		65.9%	***	à	66.8%	78.6%

new fibers chlorine bleached		0.4%	**	ä	0.4%	0.2%

Total waste	EN22	21,183 t	***	â	25,644 t	24,589 t

valuable materials separated and recycled		54.4%	***	à	54.6%	56.3%

incinerated		12.5%	***	â	14.3%	15.8%

landfilled		33.1%	**	à	31.1%	27.9%

Total water consumption	EN8	2.55 m m3	**	à	2.42 m m3	2.19 m m3

Greenhouse Gas (GHG) Emissions in CO2e

Direct GHG emissions (Scope 1)[12]	EN16	25,723 t	***	à	26,490 t	26,701 t

Gross indirect GHG emissions (Gross Scope 2)[12]	EN16	298,338 t	**	à	313,582 t	311,808 t

Gross other indirect GHG emissions (Gross Scope 3)[12]	EN17	87,867 t	***	â	129,364 t	149,323 t

Total Gross GHG Emissions		411,928 t	***	â	469,436 t	487,832 t

GHG reductions from renewable energy[13]		99,248 t	***	æ	109,238 t	93,127 t

CO2e offsets (business air travel)[14]		63,579 t	***	â	96,000 t	113,000

Total Net GHG Emissions (GHG Footprint)[15]		249,101 t	***	æ	264,197 t	281,705 t

Legend: GWh = giga watt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million; CO2e = CO2 equivalents
1 All figures are based on the level of knowledge as of January 2010.   2 Reporting period: 2009 (1 July 2008–30 June 2009), 2008 (1 July 2007–30 June 2008), 2007 (1 July 2006–30 June 2007)   3 Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators as defined in the GRI.   4 Non-significant discrepancies from 100% are possible due to roundings.   5 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5%–***, up to 15%–**, up to 30%–*. Uncertainty is the likely difference between a reported value and a real value.   6 Trend: at a *** / ** / * data quality, the respective trend is stable (à) if the variance equals 5 / 10 / 15%, low decreasing / increasing (æ,ä) if it equals 10 / 20 / 30% and decreasing / increasing if the variance is bigger than 10 / 20 / 30% (â,á).   7 Refers to energy consumed within the operational boundaries of UBS.   8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).   9 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).   10 Rail and road travel: Switzerland only.   11 Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.   12 Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for GHG reporting: scope 1 accounts for direct GHG emissions by UBS; gross scope 2 accounts for indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.   13 GHG savings by consuming electricity from renewable sources.   14 Offsets from third-party GHG reduction projects measured in CO 2 equivalents (CO2e). These offsets neutralize GHG emission from our business air travel.   15 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Strategy, performance and responsibility

ments were included in the arrangement with relevant suppliers who were awarded contracts. Also since 2008, approximately 260 procurement and sourcing officers have been trained on the relevance and application of the new guideline. The centralization of all units performing supply management activities within Supply & Demand Management (SDM) in the Corporate Center in 2009 further contributed to a stringent implementation of the guideline when interacting with our suppliers.
Community investment
In 2009, we continued the well-established tradition of supporting the advancement and empowerment of organizations and individuals within the communities we do business in. From an early focus on direct cash donations, we have progressed to a position where our community investment program encompasses employee volunteering, matched-giving schemes, in-kind donations, disaster relief efforts and/ or partnerships with community groups, educational institutions and cultural organizations in all of our business regions.
Community affairs
Community affairs at UBS are founded on a global strategy defined by the GEB, and are based on a global community affairs guideline. Activities are governed in a decentralized fashion. Every region has a dedicated community affairs team which reports directly to senior management. With regional guidelines in place, the teams coordinate charitable commitments by our firm and our employees. The Corporate Center ensures global coordination of these activities and also provides a central reporting structure to collate community investment data from across UBS as a whole.
     In 2009, we set clear savings goals across the firm; these also had an impact on the activities of the regional community affairs functions. Direct cash donations by UBS and our affiliated foundations to carefully selected non-profit partner organizations and charities were lower than in previous years totaling nearly CHF 27 million, assigned, primarily, to our continuing community affairs key themes, “Empower-
ment through Education” and “Building Stronger Communities”, with some contributions to other activities, including disaster relief. These donations combined with other significant activities, notably the volunteering activities of employees, have continued to provide substantial benefit to projects and people around the world (as highlighted in the examples given on the next page).
     Across all business regions, our employees continue to play a very active role in our community investment efforts, in particular, through their volunteering activities. In 2009, more than 9,200 employees spent almost 78,800 hours volunteering. We support their commitment by offering up to two working days a year for volunteering efforts, and also match employee donations to selected charities.
     In Switzerland, our community investment efforts are also advanced by the UBS Culture Foundation, the UBS Foundation for Social Issues and Education and the association A Helping Hand from UBS Employees. In 2009, these organizations have again made valuable contributions to important societal causes, including fostering humanities and the creative arts, supporting communities in need, and helping disabled and disadvantaged people.
Client foundation
Charitable organizations and projects across the globe — usually in regions without a UBS business presence — also benefit from the dynamic activities of our client foundation, the UBS Optimus Foundation, which invests donations into a number of programs and organizations. The foundation focuses on the key themes of “Education and Child Protection” and “Global Health Research”. The UBS Optimus foundation celebrated its tenth anniversary at the end of 2009, and proudly looked back at a successful year in which it donated CHF 22 million in support of 93 projects and two major initiatives in Africa, Asia Pacific, Europe and North and South America. Over the past ten years, the UBS Optimus Foundation has supported 146 projects in 63 countries with a total of more than CHF 79 million. For its anniversary year, it has set itself ambitious targets to further expand the benefits it extends to charitable projects around the globe.

Strategy, performance and responsibility
Corporate responsibility

Examples of UBS community investment activities across the globe

Americas (I): The Power Lunch literacy mentorship program celebrates a decade long partnership. Over the past ten years over 1,400 employees from UBS Americas have volunteered from sixty to ninety minutes each week to read aloud to at-risk public elementary school students. Studies have shown that student-reading skills are enhanced through the use of mentor relationships. The program began with Everybody Wins, a non-profit organization based in New York City, and has served children in Chicago, IL, Jersey City, NJ, Los Angeles, CA, New York, NY, Stamford, CT and Weehawken, NJ. Over 1,600 students have participated in the reading program over the last decade; they have been the recipients of approximately 50,000 volunteer hours. “The fact that UBS supports these programs means a lot to me, and helps connect me to the firm and to the UBS culture”, says Maryellen Frank, a UBS employee who has participated in Power Lunch since its inception. “I have been here almost 20 years, and the constant connection between the firm and the community is something to be very proud of.”
Americas (II): In October 2009, Wealth Management Americas organized an Employee Giving Campaign, a new addition to its Building Brighter Futures program, which aims to make schools and other education-based community organizations into dynamic learning centers. The primary goal of the Campaign was to raise funds for educational organizations with the firm matching employee donations dollar for dollar, and 29 charities were nominated by our employees. By making a significant monetary contribution (nearly USD 600,000) towards the enhancement of school buildings, and the gathering of various resources to offer students the chance to achieve success, we have made a difference in the lives of the children and families involved. October 2009 was also Building Brighter Futures’ Community Engagement Month. Its goal is to cultivate school and civic collaboration to help transform schools or education-focused organizations into dynamic learning centers. Through our partnership with the Hands On Network, a non-profit organization focusing on community service, over 1,100 UBS employees participated in locally-driven volunteer activities. Since the launch of Community Engagement Month in 2007, over 5,700 employees, their friends and their families have volunteered across the country.
Asia Pacific: In order to maximize the impact of our grants in Singapore and Tokyo, we are now working with the Community Foundation of Singapore and Social Venture Partners Tokyo. With both partners, we are able to strengthen the capacity of community organizations to meet local needs and provide corporate philanthropic leadership. Through the creation of a donor-advised fund in Singapore in 2009, we will continue to support our existing community partners. “UBS’s leadership in corporate responsibility in Singapore is a great example for other corporations”, says Stanley Tan, Chairman of the Community Foundation of Singapore. “Their strategic approach to the commitment of funds and employee skills are a tremendous investment in our community.” In Tokyo, promising social entrepreneurs have the opportunity to apply for funding through a competitive process, with the successful projects receiving strategic business counseling as well as funding.
Europe, Middle East and Africa:
Throughout the region, we continue to support regeneration efforts, particularly in areas close to where we conduct our business. In Milan and Paris, employees are involved in projects supporting the development and education of young adults from disadvantaged communities. In London, our efforts were recognized by the Business in the Community Example of Excellence Award for Project Shoreditch, a targeted and collaborative regeneration partnership involving UBS, Deutsche Bank, Linklaters, and community partners East London Business Alliance and Shoreditch Trust. Project Shoreditch has placed over 5,000 employee volunteers with organizations in the Shoreditch area, and leveraged over GBP 450,000 in in-kind support. Carsten Kengeter, co-CEO of the Investment Bank, joined a group of 30 colleagues to take part in an employee volunteering project in Shoreditch, working with students at The Bridge Academy, Hackney, our flagship EMEA Community Affairs partnership, raising student aspirations by taking part in practical and group work.
Switzerland: Young Enterprise Switzerland (YES) develops and supervises practice-oriented economic education programs for students, with the aim of connecting the economy with schools. The non-profit organization focuses on young people who are empowered to network in economic relations, act entrepreneurially, and be responsible and successful in finding their way within the global economy. Thanks to a quadrennial partnership, YES and UBS jointly enhance the power of innovation and competitiveness of young Swiss students.
è	Refer to www.ubs.com/community for more information on our community investment activities

Strategy, performance and responsibility

SGS

ASSURANCE STATEMENT

SGS STATEMENT ON ASSURANCE OF UBS GRI Sustainability Disclosure 2009

SCOPE

SGS was commissioned by UBS to conduct an independent assurance of the GRI based Sustainability Disclosure for 2009. The scope of our engagement was limited to the GRI disclosure requirements and indicators as contained in the GRI index published at www.ubs.com/gri. The scope of the assurance, based on the SGS Sustainability Report Assurance methodology, included all text and 2009 data in accompanying tables, contained in the printed Annual Report 2009 and referenced information on the webpage of UBS as quoted in the GRI index. Earlier data were not included in this assurance process.

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

METHODOLOGY

The SGS Group has developed a set of protocols for the Assurance of Sustainability Reports based on current best practice guidance provided in the Global Reporting Initiative Sustainability Reporting Guidelines (2006). In a separate engagement, SGS has certified the environmental management system in accordance with ISO 14001:2004 and verified the greenhouse gas emissions in accordance with ISO 14064. The assurance comprised a combination of pre-assurance research; interviews with relevant employees; documentation and record review and validation with external bodies and/or stakeholders where relevant. Financial data drawn directly from independently audited financial accounts has not been checked back to its source as part of this assurance process.

OPINION

On the basis of the methodology described, we are satisfied that nothing has come to our attention that causes us not to believe that the information and data contained within the Disclosure referenced in the GRI index 2009 is accurate, reliable and provides a fair and balanced representation of UBS's sustainability activities in 2009. We are satisfied that the Sustainability Disclosure as referenced in the GRI index meets the requirements of level A+ of the GRI (2006), as declared. At the same time it fulfills the requirements for Communication on Progress (COP) under the UN Global Compact. Recommendations regarding the further development of the sustainability disclosure and management system at UBS were communicated to the firm in an internal report.

SIGNED FOR AND ON BEHALF OF SGS

Dr. Christine Jasch
Lead auditor, SGS

Elvira Bieri
Lead auditor, SGS

Zurich, 19 February 2010

WWW.SGS.COM

GA+ GRI REPORT 3rd PARTY CHECKED

GP5008 Issue 1

UBS business divisions and
Corporate Center

UBS business divisions and Corporate Center

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank is headquartered in Switzerland and employs more than 27,500 personnel in 44 countries. We deliver comprehensive financial services to wealthy private clients around the world – except to those served by Wealth Management Americas – as well as to retail and corporate clients in Switzerland. Clients are provided with advice and financial products and services to fit their individual needs.
New reporting structure
Commencing in first quarter 2010, we will change the internal reporting of Wealth Management & Swiss Bank and present in our external financial reports two separate business units: “Wealth Management” and “Retail & Corporate”.
Performance in 2009
Wealth Management & Swiss Bank pre-tax profit fell 35% to CHF 3,910 million, compared with CHF 6,013 million in 2008. The decline in profit was driven by a drop in operating income, resulting from lower asset-based fees, reduced interest income due to margin pressure and decreased transaction income, partly offset by a 17% decline in operating expenses from our cost-saving measures.
Net new money outflows were CHF 89.8 billion compared with CHF 107.1 billion in the previous year. The outflows in 2009 reflect clients withdrawing assets from UBS, due to the effects of the financial market turbulence on our operating performance and reputation.
Invested assets were CHF 960 billion on 31 December 2009, an increase of CHF 5 billion from 31 December 2008, as higher equity markets were partially offset by net new money outflows.
Wealth Management Americas
Wealth Management Americas is among the leading wealth managers in the region based on invested assets and includes the former Wealth Management US business unit, the domestic Canadian business and the international business booked in the United States. Formed from the reorganization of the Global Wealth Management & Business Banking business division in 2009, Wealth Management Americas is headquartered in Weehawken, New Jersey, where most corporate and operational functions are located. The client-facing organization consists of the branch network in the US, Puerto Rico and Canada, with 7,084 financial advisors.
Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully-integrated set of wealth management solutions designed to address the needs of core affluent, high net worth and ultra high net worth individuals and families.
Performance in 2009
Wealth Management Americas reported a pre-tax profit of CHF 32 million in 2009 compared with a pre-tax loss of CHF 823 million in 2008. The 2009 results were negatively impacted by restructuring charges of CHF 152 million.
In 2009, net new money outflows were CHF 11.6 billion compared with CHF 15.9 billion in the prior year. Following strong net new money inflows in first quarter 2009 due to recruitment of experienced financial advisors, we experienced net new money outflows during the remainder of the year.
Wealth Management Americas had CHF 690 billion in invested assets on 31 December 2009, up 7% from CHF 644 billion on 31 December 2008. This increase was principally driven by positive market performance. The gross margin on invested assets was 81 basis points in 2009, down from 82 basis points in 2008.

Performance from continuing operations before tax

	For the year ended		% change from

CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Wealth Management & Swiss Bank	3,910	6,013	8,543	(35)

Wealth Management Americas	32	(823)	621

Global Asset Management	438	1,333	1,454	(67)

Investment Bank	(6,081)	(34,300)	(16,669)	82

Corporate Center	(860)	19	2,310

UBS	(2,561)	(27,758)	(3,742)	91

Global Asset Management
Global Asset Management offers a diverse range of investment capabilities and services from a boutique-like structure encompassing all major asset classes including equities, fixed income, asset allocation, currency, risk management, hedge funds, real estate, infrastructure, private equity and fund administration.
Invested assets totaled CHF 583 billion on 31 December 2009, making Global Asset Management one of the larger institutional asset managers and hedge fund of funds managers in the world. It is also one of the largest mutual fund managers in Europe and the largest in Switzerland.
Performance in 2009
Pre-tax profit for full year 2009 was CHF 438 million compared with CHF 1,333 million in 2008. Excluding a net goodwill impairment charge in 2009 of CHF 191 million related to the sale of UBS Pactual, restructuring costs in 2009 of CHF 48 million and a gain of CHF 168 million from the sale of our minority stake in Adams Street Partners in third quarter 2008, pre-tax profit would have decreased 42% to CHF 677 million.
Net new money outflows were CHF 45.8 billion for full year 2009 compared with outflows of CHF 103.0 billion for full year 2008. Excluding money market flows, net new money outflows were CHF 33.6 billion in 2009 compared with CHF 124.2 billion in 2008. Net outflows from clients of our wealth management businesses were CHF 40.7 billion (around 90% of total net outflows) in 2009 compared with CHF 47.1 billion in 2008.
Investment Bank
The Investment Bank has three distinct but aligned business areas:
–	Equities

–	Fixed income, currencies and commodities (FICC)

–	the Investment banking department (IBD)
Equities and FICC comprise the securities business, offering primary and secondary access to the securities and foreign exchange markets, prime brokerage services as well as securities, economic, strategic and quantitative research.
IBD provides advice on mergers and acquisitions and restructurings, and raises capital mainly for corporate and sovereign clients in the debt and equity markets. Additionally, as part of a number of broader alignment initiatives across our business divisions, IBD plays a lead role in marketing the Group to corporates, leveraging their senior client relationships.
Performance in 2009
In 2009, we recorded a pre-tax loss of CHF 6,081 million compared with a pre-tax loss of CHF 34,300 million in 2008, primarily due to a reduction in losses on residual risk positions. During this period: equities revenues decreased 5% to CHF 4,937 million; FICC revenues increased to negative CHF 547 million from negative CHF 31,895 million; investment banking revenues were down 14% to CHF 2,466 million; and operating expenses decreased 7% to CHF 9,216 million.

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

Wealth Management & Swiss Bank
Business description
Wealth Management & Swiss Bank is a leading global provider of financial services for wealthy private clients, and is the leading bank for retail and corporate clients in Switzerland.

Business
Wealth Management & Swiss Bank is headquartered in Switzerland and employs more than 27,500 personnel in 44 countries. We deliver comprehensive financial services to wealthy private clients around the world – except to those served by Wealth Management Americas – as well as to retail and corporate clients in Switzerland. Clients are provided with advice and financial products and services to fit their individual needs. Our Wealth Management & Swiss Bank business division comprises three businesses: Wealth Management, Swiss Retail and Swiss Corporate & Institutional Clients.
Strategy and clients
Through our Wealth Management business, we offer sophisticated products and services in three client segments: ultra high net worth clients with investable assets of more than CHF 50 million; high net worth clients with investable assets of CHF 2 million to CHF 50 million; and core affluent clients with investable assets of CHF 250,000 to CHF 2 million. In addition to servicing wealthy private clients directly, we also provide wealth management solutions, products and services to financial intermediaries.
     We are one of the largest banks for high net worth and ultra high net worth clients around the world. The industry is facing increased regulation and is in the focus of tax authorities. This particularly influences the way we conduct cross-border business and puts pressure on margins, profitability and net new money flows. By managing all markets for sustainable profitability we are consolidating our strong global presence.
     In our cross-border businesses, we are focusing on areas with the greatest market potential while continuing to ensure the highest levels of compliance. In Asia, we are directing our cross-border business on leading financial centers within the region, specifically Hong Kong and Singapore. Furthermore, we are building on our strengths in emerging markets, and are focusing on key markets in the Middle East, Latin America and Central and Eastern Europe.
     We will continue to build our onshore business in markets which offer attractive growth prospects with a more differentiated approach, as in the current legal and regulatory climate the domestic wealth management business steadily gains importance. We will place particular emphasis on the attractive markets in Asia and Europe where we already have a strong local presence. To strengthen our leading position in Switzerland we will further enhance the way we deliver our products and services to high net worth and ultra high net worth clients.
     We want to be the best bank for retail clients in Switzerland. Serving one out of three households in Switzerland with more than 300 branches has set us on the right path towards achieving this goal. To best serve our clients, we have developed a life-cycle based offering where with each life-cycle stage, our clients receive dedicated products and services to meet their specific needs. In order to maximize the quality of service and level of convenience we offer our clients, we will continue to upgrade our multi-channel offerings including local branches, e-banking capabilities and automated teller machines. To fully leverage our presence in the marketplace, we will continue investing in our branch network.
     In Corporate & Institutional Clients (CIC), our goal is to differentiate ourselves by leveraging our capabilities as an integrated bank. We serve almost one out of every two Swiss companies by offering strategic advisory and execution services for multinationals, corporations, institutional clients and financial institutions, which makes us a leading CIC business. In addition, we are able to provide our clients with local and international banking services across all business divisions. Within CIC, we also serve the small and medium-sized enterprises (SMEs) with local market expertise across all regions by delivering tailored products and services.
Competitors
Our major global competitors within wealth management include Credit Suisse, Julius Baer, HSBC, BNP/Fortis, Barclays and Citigroup. In domestic markets, we compete with the private banking operations of large local banks such as Coutts in the UK, Deutsche Bank AG in Germany and Unicredit in Italy.
     In the Swiss retail banking business our major competitors are Credit Suisse, Raiffeisen, the cantonal banks, and Postfinance as well as other regional or local Swiss banks.
     In the Swiss corporate and institutional business our main competitors are Credit Suisse, the cantonal banks, and foreign banks in Switzerland.

UBS business divisions and Corporate Center

               1 Including structured products and alternative investments.
Products and services
Wealth Management leverages knowledge and product and service offerings from Global Asset Management and the Investment Bank, to provide expert financial advice in supporting clients throughout the different stages of their lives.
     By aggregating private investment flows into institutional-size flows, we are in a position to offer our Wealth Management clients access to investments that would otherwise only be available to institutional clients. Expertise is sourced either from within UBS or from the external market. Both discretionary and non-discretionary mandates are offered. Clients who opt for a discretionary mandate delegate the management of their assets, including investment decisions, to a team of professional portfolio managers who work according to an agreed investment strategy. Clients who prefer to be actively involved in the management of their assets can choose a non-discretionary mandate, where investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. Clients can also trade a full range of financial instruments from single securities, such as equities and bonds, to structured products and alternative investments. We offer wealth planning advice on topics such as funding for education, gift giving, inheritance and succession, and also offer corporate finance advice to support clients in the process of disposing of their corporate assets.
     As a next step of integration across the business divisions, we implemented a new organizational unit within Wealth Management called Investment Products and Services. Product specialists in Wealth Management, Global Asset Management and the Investment Bank are combined to further align product innovation, distribution and after-sales service.
     Our retail clients can access services such as a comprehensive selection of cash accounts, savings and retirement products, investment funds and solutions, residential mortgages, life insurance and advisory services through our multi-channel offering in Switzerland. Our clients also receive these services in tailored life-cycle solutions in combination with individual financial advice.
     We offer our Swiss Corporate & Institutional Clients a comprehensive set of products and services. By providing access to our global sector specialists from our Investment Bank, we can provide strategic advice in the field of mergers and acquisitions. Additionally, we advise company owners with regard to succession planning and provide professional support in liquidity and cash management. For clients with a high share of euro-denominated transactions, we are the only bank in Switzerland to offer so called Eurogateway accounts, which concentrate euro payment streams in Switzerland, thereby optimizing costs. In Switzerland, we are a leading provider for financing solutions as we offer access to capital markets (equity and debt capital), syndicated and structured credits, private placements, factoring, leasing and traditional financing solutions. Finally, we offer global custody services for institutional clients who want to consolidate multiple-agent bank custodies into a single, cost-efficient global custodial relationship.
Organizational structure
During 2009, the Global Wealth Management & Business Banking business division was reorganized into two new business divisions: Wealth Management Americas and Wealth Management & Swiss Bank, which comprises all wealth management business booked outside the Americas and the Swiss retail and corporate client business.
     In 2009, the governance structure of Wealth Management & Swiss Bank was further adjusted to include two new execu-

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

tive committees, Wealth Management and UBS Switzerland, which are led by one divisional Executive Committee.
     Wealth Management is present in 44 countries with approximately 200 wealth management and representative offices, half of which are outside Switzerland. We are largely active in Asia Pacific, Switzerland, Europe and in international cross-border business. Our Wealth Management clients are served by approximately 4,200 client advisors, of which about 900 are working for Swiss Wealth Management.
     The integrated management team of UBS Switzerland comprises all businesses active in Switzerland including retail, wealth management, corporate & institutional, investment banking and the asset management business. We are committed to our Swiss home market and this integrated approach allows us to drive efficiency across all businesses.
With our regional approach, we are able to extend the knowledge of the entire bank to local clients and markets. This allows cross-divisional client coverage, client referrals across all businesses and systematic client development.
     Commencing in first quarter 2010, we will change the internal reporting of Wealth Management & Swiss Bank and present in our external financial reports two separate business units:
–	“Wealth Management” encompasses the domestic and international wealth management business conducted out of Switzerland, and all wealth management businesses in our Asian and European booking centers.

–	“Retail & Corporate” includes services provided to Swiss retail private clients, small businesses, as well as corporate and institutional clients.
è	Prior to publication of first quarter 2010 results, UBS will publish restated business division results on www.ubs.com/investors showing quarterly and annual results for 2008 and 2009 under the new reporting structure

UBS business divisions and Corporate Center
Business performance
Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.08

Swiss clients income	6,228	7,714	8,493	(19)

International clients income	5,295	7,698	9,195	(31)

Income	11,523	15,413	17,689	(25)

Credit loss (expense) / recovery	(133)	(392)	30	(66)

Total operating income	11,390	15,021	17,718	(24)

Personnel expenses	5,197	5,430	6,356	(4)

General and administrative expenses	2,017	3,295	2,514	(39)

of which: impact from US cross-border case		917

Services (to) / from other business divisions	(90)	(73)	(43)	(23)

Depreciation of property and equipment	289	323	334	(11)

Amortization of intangible assets	67	33	15	103

Total operating expenses	7,480	9,008	9,176	(17)

Business division performance before tax	3,910	6,013	8,543	(35)

of which: impact from US cross-border case		(917)

of which: business division performance before tax excluding US cross-border case	3,910	6,930	8,543	(44)

Key performance indicators[1]

Pre-tax profit growth (%)	(35.0)	(29.6)	15.7

Cost / income ratio (%)	64.9	58.4	51.9

Net new money (CHF billion)[2]	(89.8)	(107.1)	120.4

Impaired lending portfolio as a % of total lending portfolio, gross (Swiss clients)	1.0	1.0	1.0

Gross margin on invested assets (bps) (international clients)[3]	86	96	103	(10)

Additional information

Average attributed equity (CHF billion)	9.0	9.5		(5)

Return on attributed equity (RoaE) (%)	43.4	63.3

BIS risk-weighted assets (CHF billion)[4]	48.6	62.3		(22)

Return on BIS risk-weighted assets, gross (%)	21.7	22.3

Goodwill and intangible assets (CHF billion)	1.6	1.7	1.8	(6)

Recurring income	8,830	11,613	13,194	(24)

Invested assets (CHF billion)	960	955	1,392	1

Client assets (CHF billion)	1,844	1,711	2,535	8

Personnel (full-time equivalents)	27,548	31,016	32,378	(11)

Swiss clients

Net new money (CHF billion)[2]	(20.1)	(41.9)	15.2

Invested assets (CHF billion)	337	325	455	4

International clients

Net new money (CHF billion)[2]	(69.7)	(65.2)	105.2

Invested assets (CHF billion)	624	631	937	(1)

Client advisors (full-time equivalents)	3,182	4,236	4,253	(25)

 [1] For the definitions of UBS’s key performance indicators, refer to the “Measurement and analysis of performance” section of this report.  [2] Excludes interest and dividend income.  [3] Excludes valuation adjustments on a property fund (2009: CHF 155 million, 2008: CHF 9 million).  [4] BIS risk-weighted assets (RWA) are according to Basel II.

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

2009
Results
In 2009, pre-tax profit fell 35% to CHF 3,910 million, compared with CHF 6,013 million in 2008. The decline in profit was driven by a 24% drop in operating income, resulting from lower asset-based fees, reduced interest income due to margin pressure and decreased transaction income, partly offset by a 17% decline in operating expenses from our cost-saving measures. A provision of CHF 917 million in connection with the US cross-border case was included in the results of the previous year.
Operating income
Total operating income in 2009 was CHF 11,390 million, down 24% from CHF 15,021 million a year earlier. Recurring income decreased 24% on lower asset-based fees reflecting a 20% lower average asset base, as well as a lower interest income due to margin pressure. Non-recurring income fell by 29% due to lower brokerage fees, reflecting reduced client transaction activity levels. Moreover, the decrease was due to higher internal funding-related interest charges and revaluation adjustments of CHF 155 million for a property fund. Credit loss expenses decreased significantly to CHF 133 million from CHF 392 million in the previous year, as 2008 was especially impacted by provisions made for lombard loans.
Operating expenses
At CHF 7,480 million, operating expenses in 2009 declined 17% from CHF 9,008 million one-year earlier, as a result of cost-saving measures. Excluding the restructuring charges of CHF 322 million booked in 2009, and the abovementioned provision in 2008 relating to the US cross-border case, operating expenses declined 12%. Personnel expenses decreased 9% excluding restructuring charges due to an 11% reduction in personnel levels, which mostly took place towards the end of the year. General and administrative expenses, at CHF 2,017 million, were down 39% from CHF 3,295 million a year earlier, mainly due to the abovementioned provision related to the US cross-border case as well as a result of cost-saving measures. Net charges to other business divisions, at
CHF 90 million in 2009, were up 23% from CHF 73 million the previous year, mainly reflecting lower charges for IT infrastructure. Depreciation was CHF 289 million in 2009, compared with CHF 323 million a year earlier. Amortization of intangible assets was CHF 67 million, up from CHF 33 million in 2008, mainly reflecting the impairment of intangible assets related to invested asset outflows in UBS (Bahamas) Ltd.
Development of invested assets
Net new money
Net new money outflows were CHF 89.8 billion compared with CHF 107.1 billion in the previous year. Total net new money outflows comprised CHF 20.1 billion from Swiss clients and CHF 69.7 billion from international clients, compared with 2008 outflows of CHF 41.9 billion and CHF 65.2 billion, respectively. The outflows in 2009 reflect clients withdrawing assets from UBS, due to the effects of the financial market turbulence on our operating performance and reputation. Net new money levels were also negatively affected by client advisor attrition, as well as by the discussions regarding Switzerland’s banking secrecy and proposed tax treaties. In addition, invested assets of CHF 22.8 billion were affected by the Italian tax amnesty, of which we were able to retain CHF 14.3 billion.
Invested assets
Invested assets were CHF 960 billion on 31 December 2009, an increase of CHF 5 billion from 31 December 2008, as higher equity markets were partially offset by net new money outflows and a 3% decrease of the US dollar against the Swiss franc in the course of 2009.
Gross margin on invested assets (international clients only)
The gross margin on invested assets declined 10 basis points to a total of 86 basis points. This excludes the abovementioned valuation adjustments on a property fund. The recurring income margin was down 9 basis points to a total of 63 basis points, as clients increased their allocation to lower-margin cash products. In addition, margins and volumes decreased and the lombard loan volume went down. The nonrecurring income margin was also down, decreasing 1 basis point to 23 basis points, mainly due to lower brokerage fees reflecting decreased client transaction activity levels.

UBS business divisions and Corporate Center

2008
Results
In 2008, pre-tax profit fell 30% to CHF 6,013 million, compared with CHF 8,543 million in 2007. This was partially due to the abovementioned provision related to the US cross-border case. Excluding the impact of this provision, the pre-tax result would have fallen 19%, mainly reflecting the lower asset base and client transaction activity as well as higher credit loss expenses in line with the turbulence of the financial market.
Operating income
Total operating income in 2008 was CHF 15,021 million, down 15% from CHF 17,718 million a year earlier. Recurring income decreased 12% on lower asset-based fees reflecting an 11% decrease in average invested assets. Non-recurring income fell by 15% due to lower brokerage fees, reflecting decreased client transaction activity levels. Credit loss expenses were impacted by provisions made for lombard loans, increasing significantly to CHF 392 million from net credit loss recoveries of CHF 30 million in the previous year. The deterioration in financial markets seen especially in fourth quarter 2008, resulted in a decrease in the value of collateral supporting some loans.
Operating expenses
At CHF 9,008 million, operating expenses in 2008 were down 2% from CHF 9,176 million one-year earlier, despite the abovementioned provision relating to the US cross-border case. Excluding the impact of this provision, the operating expenses would have decreased 12%, mainly due to lower variable compensation. This resulted in lower personnel expenses, which fell 15% to CHF 5,430 million in 2008, compared with CHF 6,356 million one-year earlier. General and administrative expenses, at CHF 3,295 million, were up 31% from CHF 2,514 million in 2007 due to the abovementioned provisions related to the US cross-border case. Net charges to other business divisions, at CHF 73 million in 2008, were up 70% from CHF 43 million the previous year, mainly reflecting lower charges for IT infrastructure. Depreciation was CHF 323 million in 2008, slightly down from CHF 334 million one-year earlier. Amortization of intangible assets was CHF 33 million, up CHF 18 million from 2007.
Development of invested assets
Net new money
Net new money outflows were CHF 107.1 billion in contrast to inflows of CHF 120.4 billion in the previous year, partly due to the effect of deleveraging by clients. Total net new money outflows comprised CHF 41.9 billion from Swiss clients and CHF 65.2 billion from international clients, compared with inflows a year earlier of CHF 15.2 billion and CHF 105.2 billion, respectively. This reflected slower wealth creation in a tougher economic climate, a near absence of corporate events creating large one-time increases in entrepreneurial wealth, the impact of deleveraging of private client portfolios and clients withdrawing assets from UBS, due to the effects of the financial market turbulence on our operating performance and reputation.
Invested assets
Invested assets were CHF 955 billion on 31 December 2008, a decrease of CHF 437 billion from 31 December 2007. This was a result of lower equity markets and net new money outflows. Moreover, major currencies declined considerably against the Swiss franc in the course of 2008.
Gross margin on invested assets (international clients only)
The gross margin on invested assets declined 7 basis points to a total of 96 basis points. This excludes the abovementioned valuation adjustments on a property fund. The recurring income margin was down 5 basis points to a total of 72 basis points as clients increased their allocation to lower-margin cash products. In addition, margins for mortgages and savings products were down and the lombard loan volume decreased. The non-recurring income margin was also down, decreasing 2 basis points to 24 basis points, mainly due to lower brokerage fees reflecting decreased client transaction activity levels.

UBS business divisions and Corporate Center
Wealth Management Americas

Wealth Management Americas
Business description
Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully-integrated set of wealth management solutions designed to address the needs of core affluent, high net worth and ultra high net worth individuals and families. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.

Business
Wealth Management Americas is among the leading wealth managers in the region based on invested assets and includes the former Wealth Management US business unit, the domestic Canadian business and the international business booked in the United States. On 31 December 2009, the business division had CHF 690 billion in invested assets.
Strategy
Wealth Management Americas focuses on delivering a fully-integrated set of wealth management solutions and advice-based wealth management services through our financial advisors to meet the needs of our target client segments: ultra high net worth (more than USD 10 million in investable assets), high net worth (USD 1 million to USD 10 million in investable assets) and the core affluent (USD 250,000 to USD 1 million in investable assets). We are committed to providing advice to our clients by employing the best professionals in the industry, delivering the highest standard of execution and running a streamlined and efficient business.
     In 2009, we continued to develop our high net worth segment-specific offerings. With dedicated advisor teams focusing on the ultra high net worth segment, our Private Wealth Management unit now provides a targeted, advice-based and process-driven platform. With a foundation of nine dedicated offices and nine satellite offices across the

Geographical presence in key markets

UBS business divisions and Corporate Center

1 Includes structured products and alternative investments.

US, Private Wealth advisors who have access to an exclusive set of tools and capabilities through Private Wealth Management, support our goals of ultra high net worth segment growth, productivity, and consistent client experience.
Organizational structure
Formed from the reorganization of the Global Wealth Management & Business Banking business division in 2009, Wealth Management Americas is headquartered in Weehawken, New Jersey, where most corporate and operational functions are located. The client-facing organization consists of the branch network in the US, Puerto Rico and Canada, with 7,084 financial advisors as of 31 December 2009.
     On 27 October 2009, Robert J. McCann was appointed as Chief Executive Officer of Wealth Management Americas and Member of the Group Executive Board of UBS AG.
     Significant recent acquisitions and business transfers include:
–	February 2007, acquisition of McDonald Investments’s private client branch network.

–
October 2008, transfer of the Investment Bank’s municipal securities operations serving private clients to the former Wealth Management US business unit (following the decision in June 2008 that the Investment Bank would exit the institutional municipal securities business).

–	March 2009, entered into an agreement to sell 56 branches to Stifel, Nicolaus & Company, Incorporated. The sale was completed in four separate closings in the second half of 2009.

–	September 2009, completed the sale of UBS’s Brazilian financial services business, UBS Pactual, to BTG investments, LP.
Legal structure
In the US and Puerto Rico, the business division operates through direct and indirect subsidiaries of UBS AG. Securities and operations activities are conducted primarily through registered broker-dealers, which during 2009 consisted of UBS Financial Services Inc., UBS Financial Services Incorporated of Puerto Rico, UBS International Inc. and UBS Services USA LLC. On 31 December 2009, UBS International Inc. and UBS Services USA LLC were merged into UBS Financial Services Inc., reducing the number of registered broker-dealers to two. Our banking services in the US include those conducted through the UBS AG branches and UBS Bank USA, a federally regulated Utah bank, which provides Federal Deposit Insurance Corporation (FDIC)-insured deposit accounts and enhanced collateralized lending services.
     The business division’s Canadian wealth management and banking operations are conducted through UBS Bank (Canada).
Competitors
Wealth Management Americas competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, trust companies and other financial services firms offering wealth management services to US and Canadian private clients, as well as foreign non-resident clients seeking wealth management services within the US. In 2008 and 2009, the financial crisis triggered consolidation within the industry that directly impacted our major competitors including Citi Global Wealth Management, Merrill Lynch Global Wealth Management, Morgan Stanley Global Wealth Management Group and Wachovia Securi-

UBS business divisions and Corporate Center
Wealth Management Americas

ties. Specifically, Merrill Lynch was acquired by Bank of America, effective 1 January 2009, and Wachovia Corporation was acquired by Wells Fargo, effective 31 December 2008. In June 2009, Morgan Stanley and Citi formed Morgan Stanley Smith Barney, a joint venture combining Morgan Stanley’s Global Wealth Management Group and Citi’s Smith Barney in the US, Quilter in the UK, and Smith Barney Australia.
Products and services
Wealth Management Americas offers clients a full array of wealth management services that focus on the individual investment needs of each client. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, tax management strategies, estate strategies, insurance, retirement, and trusts and foundations with corresponding product offerings for each stage. Our advisors work closely with internal consultants in areas such as wealth planning, portfolio strategy, retirement and annuities, alternative investments, structured products, banking and lending, equities and fixed income. Clients also benefit from our dedicated Wealth Management Research team who support investment decisions.
     Our offerings are designed to meet a wide variety of investment objectives, including capital appreciation, income generation and diversification of portfolio concentration. To address the full range of our clients’ investment needs, we offer competitive lending and cash management services, including the Resource Management Account (RMA) product, credit cards, FDIC-insured deposits, securities-backed lending and mortgages. Additionally, Corporate Employee Financial Services provides stock option and other related services to many of the largest US corporations and their executives.
     Our clients have the option of asset-based or transaction-based pricing for their relationships. Clients who choose asset-based pricing have access to both discretionary and non-discretionary investment advisory programs. Non-discretionary advisory programs enable the client to maintain control over all transactions in the account, and clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of our investment professionals or a third-party investment manager. Separately, mutual fund advisory programs are also offered, in which a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.
     Transaction-based pricing offers access to a broad range of transaction products, including individual securities such as equities and fixed income instruments. To complement portfolio strategies, qualified clients may take advantage of structured products and alternative investment offerings.

UBS business divisions and Corporate Center
Business performance
Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.08

Income	5,546	6,278	7,153	(12)

of which: ARS settlement impact		(172)

Credit loss (expense) /recovery	3	(29)	(2)

Total operating income	5,550	6,249	7,151	(11)

Personnel expenses	4,231	4,271	5,060	(1)

General and administrative expenses	1,017	2,558	1,209	(60)

of which: ARS settlement impact		1,464

Services (to)/from other business divisions	4	16	28	(75)

Depreciation of property and equipment	170	162	163	5

Impairment of goodwill	34	0	0

Amortization of intangible assets	62	65	70	(5)

Total operating expenses	5,518	7,072	6,530	(22)

Business division performance before tax	32	(823)	621

of which: ARS settlement impact		(1,636)

of which: business division performance before tax excluding ARS settlement impact	32	813	621	(96)

Key performance indicators[1]

Pre-tax profit growth (%)[2]	N/A	N/A	12.1

Cost /income ratio (%)	99.5	112.6	91.3

Net new money (CHF billion)[3]	(11.6)	(15.9)	35.9

Gross margin on invested assets (bps)	81	82	77	(1)

Additional information

Average attributed equity (CHF billion)	8.8	7.8		13

Return on attributed equity (RoaE) (%)	0.4	(10.6)

BIS risk-weighted assets (CHF billion)[4]	22.8	26.9		(15)

Return on BIS risk-weighted assets, gross (%)	23.5	28.9

Goodwill and intangible assets (CHF billion)	4.2	4.5	4.8	(7)

Recurring income	3,256	4,076	4,455	(20)

Invested assets (CHF billion)	690	644	906	7

Client assets (CHF billion)	737	682	1,018	8

Personnel (full-time equivalents)	16,925	20,623	21,180	(18)

Financial advisors (full-time equivalents)	7,084	8,607	8,693	(18)

Additional information (only Wealth Management US)

Net new money (CHF billion)[3]	(7.6)	(10.6)	26.6

Net new money including interest and dividend income (CHF billion)[5]	11.5	11.7	51.5

Business division reporting excluding PaineWebber acquisition costs[6]

Business division performance before tax	155	(689)	841

Cost/ income ratio (%)	97.3	110.4	88.5

Average attributed equity (CHF billion)	5.2	4.2		24

 [1] For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.  [2] Not meaningful if either the current period or the comparison period is a loss period.  [3] Excludes interest and dividend income.  [4] BIS risk-weighted assets (RWA) are according to Basel II.  [5] For purposes of comparison with US peers.  [6] Acquisition costs represent goodwill and intangible assets funding costs and intangible assets amortization costs related to the acquisition of the PaineWebber retail brokerage business in 2000.

UBS business divisions and Corporate Center
Wealth Management Americas

2009
Results
Wealth Management Americas reported a pre-tax profit of CHF 32 million in 2009 compared with a pre-tax loss of CHF 823 million in 2008. The 2009 results were negatively impacted by restructuring charges of CHF 152 million and a net goodwill impairment charge of CHF 19 million related to the sale of UBS Pactual. Our performance in 2008 was negatively impacted by CHF 1,636 million in charges and trading losses related to auction rate securities (ARS). Excluding these items, pre-tax performance would have been a profit of CHF 203 million in 2009 compared with a profit of CHF 813 million in 2008.
Operating income
In 2009, operating income decreased 11% to CHF 5,550 million from CHF 6,249 million in 2008. Excluding ARS-related trading losses of CHF 172 million in 2008, operating income would have declined 14%. Recurring income was CHF 3,256 million, 20% lower than the previous year due to lower managed accounts fees related to an 11% decrease in average invested assets and lower interest income due to lower interest spreads. Recurring income declined to 59% of operating income from 65% in 2008. Non-recurring income increased 4% due to a CHF 35 million interest credit from the Investment Bank, resulting from a change in the UBS Bank USA investment portfolio strategy and higher municipal trading income, partly offset by lower commission revenue related to lower transactional activity. In addition, 2008 was negatively impacted by the abovementioned trading losses related to ARS.
Operating expenses
Operating expenses decreased 22% to CHF 5,518 million from CHF 7,072 million. In 2009, operating expenses included CHF 152 million in restructuring charges and CHF 34 million in goodwill impairment charges related to the sale of UBS Pactual (of which CHF 15 million was charged to the Corporate Center as this was related to foreign exchange exposures managed by Group Treasury), while 2008 expenses included CHF 1,464 million in charges related to the ARS settlement. Excluding these charges, operating expenses would have decreased 5%. Personnel expenses were CHF 4,231 million in 2009, down 1% from CHF 4,271 million in the previous year. Excluding CHF 71 million in restructuring charges in 2009, personnel expenses would have decreased 3% from the previous year. This was a result of lower salaries related to a decrease in headcount, and lower revenue-based financial advisor compensation and was partly offset by higher incentive compensation as well as higher recruiting related costs. Non-personnel expenses declined 54% to CHF 1,287 million from CHF 2,801 million in 2008, but would have decreased 11% excluding CHF 82 million in restructuring costs that were mainly related to real estate writedowns, the abovementioned goodwill impairment charges and ARS-related charges in 2008. The decline was also due to cost-cutting measures in general, including reduced general and administrative expenses.
Development of invested assets
Net new money
In 2009, net new money outflows were CHF 11.6 billion compared with CHF 15.9 billion in the prior year. The former Wealth Management US business unit’s net new money outflows were CHF 7.6 billion in 2009, compared with CHF 10.6 billion in 2008. Following strong net new money inflows in first quarter 2009 due to recruitment of experienced financial advisors, we experienced net new money outflows during the remainder of the year due to financial advisor attrition and limited recruiting of experienced financial advisors as a result of reputational issues. Including interest and dividends, net new money inflows for the former Wealth Management US business unit in 2009 were CHF 11.5 billion compared with CHF 11.7 billion in 2008.
Invested assets
Wealth Management Americas had CHF 690 billion in invested assets on 31 December 2009, up 7% from CHF 644 billion on 31 December 2008. This increase was principally driven by positive market performance, and was partly offset by a reduction of CHF 24 billion related to the sale of branches to Stifel, Nicolaus & Company, Incorporated and the sale of UBS Pactual, as well as net new money outflows. In addition, invested assets were impacted by negative currency translation effects due to a 3% depreciation of the US dollar versus the Swiss franc.
Gross margin on invested assets
The gross margin on invested assets was 81 basis points in 2009, down from 82 basis points in 2008. The decrease is a result of a 12% decline in income compared with an 11% decrease in average invested assets. The recurring income margin declined 5 basis points to 48 basis points, corresponding to a 20% decrease in recurring income. The nonrecurring margin increased 4 basis points to 33 basis points, driven by an increase in municipal trading income and a CHF 35 million interest credit from the Investment Bank, which was attributed to a change in the UBS Bank USA investment portfolio strategy, while 2008 included abovementioned trading losses related to ARS.

UBS business divisions and Corporate Center

2008
Results
In 2008, we recorded a pre-tax loss of CHF 823 million compared with a pre-tax profit of CHF 621 million in 2007. Driving the decline were total ARS-related charges of CHF 1,636 million in 2008. Excluding these charges, the pre-tax result would have increased 31%. In US dollar terms and excluding ARS-related charges, the pre-tax performance would have increased 51%, driven by resilient operating income growth during a challenging environment coupled with a decline in expenses, including lower accruals for variable compensation.
Operating income
In 2008, total operating income was CHF 6,249 million, down 13% from CHF 7,151 million in 2007. Excluding currency effects and ARS-related trading losses, operating income increased 3% from 2007. The increase in operating income reflected stronger net interest income related to an increase in deposit balances, and a positive impact of the new equity attribution framework introduced in first quarter 2008, and was partly offset by lower transactional revenue and an increase in credit loss expense.
Operating expenses
Total operating expenses rose 8% to CHF 7,072 million in 2008 from CHF 6,530 million in 2007. Excluding ARS-related charges, operating expenses declined 14%. In US dollar terms and excluding ARS-related expenses, operating expenses declined 1%. In US dollar terms, personnel expenses decreased 3%, driven primarily by lower accruals for variable compensation, and were partly offset by higher costs related to financial advisor recruitment and higher severance costs related to non-financial advisor staff reductions. Excluding ARS-related expenses, non-personnel costs (including general and administrative expenses, depreciation and amortiza-
tion expenses and services provided to and received from other business divisions), in US dollar terms, increased 5% due to increases in insurance costs, occupancy, legal fees, and depreciation costs, and were partly offset by lower provisions (non-ARS-related), lower service charges from other business divisions and reduced discretionary spending on travel, marketing, and consulting fees.
Development of invested assets
Net new money
In 2008, net new money outflows were CHF 15.9 billion compared with inflows of CHF 35.9 billion in 2007, with net new money outflows concentrated in the second and third quarters. Net new money at the former Wealth Management US business unit reflected an outflow of CHF 10.6 billion compared with an inflow of CHF 26.6 billion in 2007. The outflows reflected the financial market turbulence and its impact on our operating performance as well as reputational issues which led to an increase in financial advisor attrition and clients diversifying assets away from the firm. Including interest and dividends, the former Wealth Management US business unit had net new money inflows in 2008 of CHF 11.7 billion, compared with outflows of CHF 51.5 billion in 2007.
Invested assets
Wealth Management Americas had CHF 644 billion in invested assets on 31 December 2008, down 29% from CHF 906 billion on 31 December 2007. This was a result of declining markets over the year, net new money outflows and the negative impact of currency translation.
Gross margin on invested assets
The gross margin on invested assets was 82 basis points in 2008, up from 77 basis points in 2007. The increase was mainly a result of a 5 basis point increase in the recurring income margin to 53 basis points, while the non-recurring margin was unchanged at 29 basis points.

UBS business divisions and Corporate Center
Global Asset Management

Global Asset Management
Business description
Global Asset Management is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities that can also be combined in multi-asset strategies.

Business
Global Asset Management offers a diverse range of investment capabilities and services from a boutique-like structure encompassing all major asset classes including equities, fixed income, asset allocation, currency, risk management, hedge funds, real estate, infrastructure, private equity and fund administration. Invested assets totaled CHF 583 billion on 31 December 2009, making Global Asset Management one of the larger institutional asset managers and hedge fund of funds managers in the world. It is also one of the largest mutual fund managers in Europe and the largest in Switzerland. The “Key focus areas” chart shows the investment, distribution and support structure of the business division.
     Revenues and key performance indicators are reported according to two principal asset management client segments: institutional (for example, corporate and public pension plans, governments and their central banks) and wholesale intermediary (financial intermediaries, including UBS’s wealth management businesses, and third parties). The bar charts on the following pages show the breakdown of invested assets and revenues across these segments and by regions and asset classes.
Strategy
As the financial crisis recedes, significant renewed growth in the asset management industry is anticipated. The fundamental drivers of growth in the industry, such as the need to save for retirement and the increase in savings in emerging economies, remain in place and appear to be reaccelerating.
     Global Asset Management is focused on seizing the opportunities that growth within the industry will bring. The diversification of the business across geographies, capabilities and distribution channels in recent years, and an improvement in investment performance in a number of capabilities, provide a solid foundation for future growth.
     Our key strategic objective is to monetize our improved investment performance through both gaining new client assets and improving our retention of existing client assets.
     In pursuit of our strategic objective, we are working to expand our third-party institutional and wholesale distribution, to increase our cooperation with the wealth management businesses and to leverage our existing strong positions in emerging markets, notably in China, Korea and the Middle East.

Key focus areas

1 Reports to UBS Group functional head.

UBS business divisions and Corporate Center

Organizational structure
Our business division has main offices in London, Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo, Toronto and Zurich, and employs around 3,500 personnel in 25 countries.
Significant recent acquisitions and business transfers
–
In May 2007, UBS announced the closure of Dillon Read Capital Management (DRCM). The business was formed in June 2005 and officially launched in June 2006. The business had two arms – one managing existing proprietary assets transferred from the Investment Bank, the other managing outside investor assets. As the development of the business did not meet original expectations, it was closed in May 2007.

–
In July 2007, UBS purchased a 51% stake in Daehan Investment Trust Management Company Ltd. (DIMCO) from Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly-owned subsidiary of Hana Financial Group. DIMCO was renamed UBS Hana Asset Management Company Ltd. internationally, and Hana UBS Asset Management in Korea.

–	In February 2008, UBS acquired 100% of the Caisse Centrale de Réescompte (CCR) Group in France from Commerzbank. The asset management business of CCR currently operates as CCR Asset Management.

–	In August 2008, UBS sold its 24.9% stake in Adams Street Partners to its remaining shareholders. The transaction closed on 6 August 2008 resulting in a net gain of CHF 168 million.

–
In September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual, including its asset management business, UBS Pactual Asset Management. Global Asset Management continues to serve Brazil and other Latin American markets through its Americas distribution team.

Competitors
Our competitors range from global firms with wide-ranging capabilities (such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management, Deutsche Asset Management and Goldman Sachs Asset Management), to regional or local firms specializing in particular asset classes. Many of our competitors are specialist niche players who focus mainly on one asset class, particularly in the real estate, hedge fund, infrastructure and regional private equity investment areas.
     The asset management industry is undergoing a period of consolidation and polarization into either large-scale firms or niche specialists. Large-scale firms, like our Global Asset Management business division, offer well-diversified investment capabilities across all asset classes and have a broad global distribution network.
Products and services
The “Investment capabilities and services” chart illustrates our offering which can be delivered in the form of segregated, pooled and advisory mandates along with a range of more than 500 registered investment funds, exchange-traded funds and other investment vehicles across all major asset classes.
–
Equities offers a full spectrum of investment styles with varying risk and return objectives. It has three investment pillars with distinct strategies including core/value (portfolios managed according to a price to intrinsic value philosophy), growth investors (a quality global growth manager) and structured equities (strategies that employ proprietary analytics and quantitative methods).

–
Fixed income offers a diverse range of global, regional and local market-based investment strategies that cover a wide range of benchmarks. Its capabilities include “core” government and corporate bond strategies, complemented by extended strategies such as high-yield and emerging market debt.

Invested assets by region1

1 Assets represented are totals for the Global Asset Management business division worldwide. The regional split is primarily based on the client servicing location.

Institutional/wholesale intermediary revenues

UBS business divisions and Corporate Center
Global Asset Management

–
Alternative and quantitative investments has two primary business lines – multi-manager (or fund of funds) and single manager. The former constructs portfolios of hedge funds and other alternative investments operated by third-party managers, allowing clients to have diversified exposure to a range of hedge funds, private equity and infrastructure strategies. O’Connor is a key provider of single-manager global hedge funds.

–
Global real estate actively manages real estate investments in Asia, Europe and the US and across the major real estate sectors. Its capabilities are focused on core and value-added strategies, but also include other strategies across the risk/return spectrum. These are offered on a global, regional and country basis and through open- and closed-end private funds, customized investment structures, funds of funds, individually managed accounts and publicly traded real estate securities.

–
Global investment solutions offers asset allocation, currency, manager research and risk management services. It manages a wide array of domestic, regional and global balanced portfolios, currency mandates, structured portfolios, multi-manager and absolute return strategies. Through its strategic investment advisory services, it supports clients in a wide range of investment-related functions including investment policy setting, integrated asset liability solutions, multi-manager approaches and investment outsourcing.

–	Infrastructure and private equity is involved in the origination and management of specialist funds that invest in infrastructure and other private assets globally.

–
Fund services, the global fund administration business, provides professional services, including legal set-up, reporting and accounting for retail and institutional investment funds, hedge funds and other alternative funds.

Investment performance 2009
From March onwards, 2009 was largely characterized by varying degrees of recovery in most financial markets, with some volatility along the way. Many of our strategies were well positioned to benefit from the recovery, and the initial performance improvement of 2008 grew into a substantial and sustained improvement in 2009 across many strategies.
     Among core/value equity strategies, a high proportion delivered returns that equaled or exceeded their benchmarks for 2009 and, in most cases, by significantly more than normal expectations for actively managed strategies. This built on the generally improved performance in 2008, and most strategies continued to improve their relative standings compared with our peers. Global, US, European, Australian and Asian emerging markets strategies saw improved performance versus benchmarks as a result of broad-based stock selection gains, which in many cases, were reported on a consistent quarter-by-quarter basis throughout the year. In addition to these core large cap traditional strategies, most global and regional small cap, concentrated and long-short strategies, and global sustainable and responsible investment strategies performed especially well. UK strategies performed at benchmark or better for the year. Canadian strategies delivered disappointing returns during the year, but their medium- and long-term records remain solid.
     The majority of growth equities strategies exceeded their benchmarks during the year. Notable leaders were the US large cap growth and Global (ex US) small cap growth strategies, both of which greatly exceeded both their benchmarks and peers. Longer-term performance across the entire growth equities platform remained strong, with all strategies outpacing their respective benchmarks since inception.

UBS business divisions and Corporate Center
Investment capabilities and services

Alternative and
		quantitative	Global	Global investment	Infrastructure and
Equities	Fixed income	investments	real estate	solutions	private equity	Fund services

Core /value	Global	Single manager	Global	Global	Direct infrastructure	Alternative funds

Global	Country and regional	hedge funds	Country and regional	Country and regional	investment	investment funds

Country and regional	Sector specific	Multi-manager	Private strategies	Asset allocation	Global and regional

Emerging markets	Emerging markets	hedge funds	Real estate securities	Currency management

Specialist	High yield	Quantitative	Agriculture	Return and risk targeted

Long /short	Structured credit	Infrastructure		Structured portfolios

HALO	Liquidity/short duration	fund of funds		Risk management and

Growth investors	indexed	Private equity		advisory services

Global		fund of funds

Country and regional		Active commodities,

Structured equities		multi-manager

Systematic alpha

Quantitative equities

Index and

portfolio construction

solutions

(including passive)

     Among structured equities strategies, all key systematic alpha strategies exceeded performance objectives for the year. Particularly strong results were achieved in global, UK and Swiss small and midcap strategies. The US fundamental equity market neutral strategy generated positive absolute returns, as did quantitative equities’ global equity market neutral strategy. Among long-only strategies, quantitative equities’ global and US active strategies were ahead of benchmark, while the Japan and European strategies trailed their benchmarks. Enhanced index strategies mostly lagged benchmarks with the exception of Japan. Passive strategies continued to add value in line with their risk objectives.
     Global bond markets had another dramatic year in 2009, most notably the corporate bond markets where yield spreads (the difference in yield versus government bonds) peaked in March at record levels. From the first quarter onwards, investment grade, high yield and emerging market bond yield spreads reduced dramatically, resulting in record high total returns from these fixed income asset classes. A combination of this market environment and portfolio posi-

UBS business divisions and Corporate Center
Global Asset Management

tioning led to Significant outperformance of UK, US, global sovereign, Australian, Canadian, Euro, Swiss and emerging market bond strategies, and modest outperformance of Japanese bond strategies. The performance of many key strategies was substantially stronger than in the previous year. High yield strategies underperformed their benchmarks but achieved positive total returns for the year. Money market funds continued to achieve their capital preservation objectives.
     The performance of multi-asset strategies, including the global securities composite and dynamic alpha strategies, was strongly positive during the year. Asset allocation, currency management and security selection all contributed to this result. Multi-asset strategies had been positioned for a recovery in risky assets such as equities, and thus benefited from the upswing in equity markets that started in early March and continued throughout the year. As in 2008, the active currency strategy performed strongly during 2009. Global and regional convertible bonds strategies ended the year well ahead of benchmark, delivering a very strong performance. The majority of multi-manager investment solutions also delivered positive returns relative to benchmark over the year. Strategic investment advisory services, including investment outsourcing, asset liability investment solutions and strategic alternatives advisory gained further traction and brought in new clients during the year.
     In alternative and quantitative investments, hedge funds rebounded strongly in 2009. The O’Connor single manager business posted positive returns across all core funds, with the exception of currency and rates, with the key
O’Connor multi-strategy fund materially outperforming its peers and relevant benchmarks. At year end, most funds were above pre-existing high water marks. In the multi-manager business, positive returns were posted across all core strategies.
     Investment performance of the direct real estate flagship funds generally picked up during the year. The flagship UK strategy improved in absolute terms but underperformed versus benchmark. All Germany-based Eurozone strategies produced positive absolute returns (consisting of the four UBS Swiss listed real estate funds) and also outperformed their benchmark. Although absolute performance of the US fund was negative, it substantially outperformed its benchmark. Performance of the flagship J-REIT (managed in partnership with Mitsubishi Corporation) was positive both in absolute and relative terms. Performance for real estate securities strategies was mixed versus benchmarks, however, they all posted positive absolute returns for the year. The fund of funds strategy gathered momentum over the second half of the year when positive returns were delivered.
     The last year was challenging for the infrastructure and private equity sector as a whole. The flagship UBS International Infrastructure Fund’s portfolio performed well despite unprecedented market challenges, although at the end of the period a regulatory decision for the UK water sector adversely impacted one investment in the portfolio. The Middle East fund, managed in partnership with Invest AD, formerly Abu Dhabi Investment Company, reached first close in May 2009 with up to USD 250 million in commitments, with final close expected in 2010.

UBS business divisions and Corporate Center
Business performance
Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.08

Institutional fees	1,273	1,659 [1]	2,370	(23)

Wholesale intermediary fees	863	1,246	1,724	(31)

Total operating income	2,137	2,904	4,094	(26)

Personnel expenses	996	946	1,883	5

General and administrative expenses	387	462	593	(16)

Services (to) / from other business divisions	(74)	88	73

Depreciation of property and equipment	36	44	72	(18)

Impairment of goodwill	340	0	0

Amortization of intangible assets	13	33	19	(61)

Total operating expenses	1,698	1,572	2,640	8

Business division performance before tax	438	1,333	1,454	(67)

Key performance indicators[2]

Pre-tax profit growth (%)	(67.1)	(8.3)	10.2

Cost/income ratio (%)	79.5	54.1	64.5

Net new money (CHF billion)[3]	(45.8)	(103.0)	(15.7)

Gross margin on invested assets (bps) (institutional)	37	38	44	(3)

Gross margin on invested assets (bps) (wholesale intermediary)	36	41	47	(12)

Additional information

Average attributed equity (CHF billion)	2.8	3.0		(7)

Return on attributed equity (RoaE) (%)	15.9	44.4

BIS risk-weighted assets (CHF billion)[4]	4.1	8.5		(52)

Return on BIS risk-weighted assets, gross (%)	37.7	41.2

Goodwill and intangible assets (CHF billion)	1.7	2.2	2.3	(23)

Invested assets (CHF billion)	583	575	891	1

Personnel (full-time equivalents)	3,471	3,914	3,785	(11)

Institutional

Net new money (CHF billion)[3]	(12.7)	(55.6)	(16.3)

of which: money market funds	2.1	6.0	6.7

Invested assets (CHF billion)	346	335	522	3

of which: money market funds	45	42	32	7

Wholesale intermediary

Net new money (CHF billion)[3]	(33.1)	(47.4)	0.6

of which: money market funds	(14.3)	15.2	4.8

Invested assets (CHF billion)	237	240	369	(1)

of which: money market funds	67	80	70	(16)

1 Includes a gain of CHF 168 million on the sale of a minority stake in Adams Street Partners.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.   3 Excludes interest and dividend income.   4 BIS risk-weighted assets (RWA) are according to Basel II.

UBS business divisions and Corporate Center
Global Asset Management

2009
Results
Pre-tax profit for full year 2009 was CHF 438 million compared with CHF 1,333 million in 2008. Excluding a net goodwill impairment charge in 2009 of CHF 191 million related to the sale of UBS Pactual, restructuring costs in 2009 of CHF 48 million and a gain of CHF 168 million from the sale of our minority stake in Adams Street Partners in 2008, pre-tax profit would have decreased 42% to CHF 677 million.
Operating income
Total operating income was CHF 2,137 million in 2009 compared with CHF 2,904 million in 2008. Institutional revenues were CHF 1,273 million in 2009 compared with CHF 1,659 million in 2008, due to lower management fees associated with a 21% decrease of the average invested assets base and reduced income following the sale of UBS Pactual in 2009, which was partly offset by higher performance fees in alternative and quantitative investments as well as lower operational losses. Additionally, 2008 institutional revenues included a gain of CHF 168 million from the sale of UBS’s minority stake in Adams Street Partners. Wholesale intermediary revenues were CHF 863 million in 2009 compared with CHF 1,246 million in 2008, due to lower management fees associated with a lower average invested assets base, lower performance fees from some funds and reduced income following the sale of UBS Pactual in 2009.
Operating expenses
Total operating expenses were CHF 1,698 million in 2009 compared with CHF 1,572 million in 2008. Excluding a net goodwill impairment charge in 2009, and restructuring charges during the whole period, operating expenses would have declined 7% to CHF 1,459 million. This resulted from lower general and administrative expenses, and was partly offset by higher accruals of variable compensation driven by higher performance fees in alternative and quantitative investments. In 2009, operating expenses included CHF 340 million in goodwill impairment charges related to the sale of UBS Pactual (of which CHF 149 million was charged to the Corporate Center as this was related to foreign exchange exposures managed by Group Treasury).
     General and administrative expenses were CHF 387 million in 2009 compared with CHF 462 million in 2008, mainly due to lower entertainment expenses, marketing costs, IT costs and professional fees as a result of ongoing cost-saving measures and reduced expenses following the sale of UBS Pactual.
     Net charges to other business divisions were CHF 74 million in 2009, compared with a net charge from other business divisions of CHF 88 million in 2008. Excluding the abovementioned charge to the Corporate Center of CHF
149 million, allocated costs were down by CHF 13 million, or 15%, from 2008 mainly due to lower allocated costs from service providers as a result of ongoing cost-saving measures and reduced charges following the sale of UBS Pactual.
     Depreciation of property and equipment at CHF 36 million in 2009 was down by CHF 8 million as a result of lower depreciation charges on premises, IT and software.
Development of invested assets
Net new money
Net new money outflows were CHF 45.8 billion for full year 2009 compared with outflows of CHF 103.0 billion for full year 2008. Excluding money market flows, net new money outflows were CHF 33.6 billion in 2009 compared with CHF 124.2 billion in 2008. Net outflows from clients of our wealth management businesses were CHF 40.7 billion (around 90% of total net outflows) in 2009 compared with CHF 47.1 billion in 2008. Some of the inflows and outflows relating to clients of our wealth management businesses are also reported as net new money in- and outflows for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.
     Institutional net new money outflows were CHF 12.7 billion in 2009 compared with CHF 55.6 billion in 2008. Excluding money market flows, outflows were CHF 14.8 billion in 2009 compared with CHF 61.6 billion in 2008. Net outflows were reported in alternative and quantitative investments, multi-asset, equities, fixed income and real estate.
     Wholesale intermediary net new money outflows were CHF 33.1 billion in 2009 compared with CHF 47.4 billion in 2008. Excluding money market flows, outflows of net new money were CHF 18.8 billion in 2009 compared with CHF 62.6 billion in 2008. Outflows were mainly reported in multiasset, equities and fixed income, and were partly offset by inflows in real estate.
Invested assets
Total invested assets were CHF 583 billion on 31 December 2009 compared with CHF 575 billion on 31 December 2008. Institutional invested assets were CHF 346 billion on 31 December 2009 compared with CHF 335 billion on 31 December 2008. The net increase reflects the positive impact of financial market developments and positive currency fluctuations, and was partly offset by the exclusion of UBS Pactual assets and net new money outflows. Wholesale intermediary invested assets were CHF 237 billion on 31 December 2009 compared with CHF 240 billion on 31 December 2008. The net decrease reflects net new money outflows and the exclusion of UBS Pactual assets, and was partly offset by the positive impact of financial market developments and CHF 4.2 billion related to the transfer of the real estate investment management business from Wealth Management & Swiss Bank.

UBS business divisions and Corporate Center

Gross margin on invested assets
The gross margin on institutional invested assets was 37 basis points in 2009, compared with 38 basis points in 2008. The calculation of 2008 gross margin included a CHF 168 million gain from the sale of our minority stake in Adams Street Partners in 2008. The 2009 gross margin was sup-
ported by higher performance fees, primarily in alternative and quantitative investments, and lower operational losses.
     The gross margin on wholesale intermediary invested assets was 36 basis points in 2009 compared with 41 basis points in 2008. This was mainly due to lower performance fees and reduced income following the sale of UBS Pactual.

UBS business divisions and Corporate Center
Global Asset Management

2008
Results
Pre-tax profit for full year 2008 was CHF 1,333 million compared with CHF 1,454 million in 2007. Excluding costs related to the closure of Dillon Read Capital Management (DRCM) in 2007, and a gain from the sale of the minority stake in Adams Street Partners in 2008, full-year pre-tax profit would have decreased by CHF 501 million.
Operating income
Total operating income was CHF 2,904 million in 2008 compared with CHF 4,094 million in 2007, mainly due to a significant decline in equity market valuations and relative strengthening of the Swiss franc against major currencies, especially the US dollar. Institutional revenues were CHF 1,659 million in 2008 compared with CHF 2,370 million in 2007. Excluding the gain from the sale of the minority stake in Adams Street Partners, institutional revenues would have declined by CHF 879 million due to lower performance fees from alternative and quantitative investments and the Brazilian asset management business and lower management fees from the lower average invested assets base. Wholesale intermediary revenues were CHF 1,246 million in 2008 compared with CHF 1,724 million in 2007 due to lower management fees from the lower average invested assets base, and lower performance fees from the Brazilian asset management business.
Operating expenses
Total operating expenses were CHF 1,572 million in 2008 compared with CHF 2,640 million in 2007. Excluding CHF 212 million in DRCM restructuring costs in 2007, total operating expenses would have declined 35% or CHF 856 million. This decline mainly reflects lower accruals for variable compensation resulting from lower revenues, changes in the forfeiture provisions of future share-based awards and cost-saving measures. The expenses were partly offset by the first-time inclusion of the acquisition in France of the CCR Group, and the full-year impact of the acquisition in Korea of 51% of Daehan Investment Trust Management Company Ltd.
     General and administrative expenses were CHF 462 million in 2008 compared with CHF 593 million in 2007. The 22% decrease was due to lower provisions and lower travel and entertainment expenses, and was partly offset by higher IT costs, the inclusion of the acquisition in France and the full-year impact of the acquisition in Korea.
     Services (to)/from other business divisions increased by CHF 15 million to CHF 88 million in 2008.
     Depreciation of property and equipment was CHF 44 million in 2008 compared with CHF 72 million in 2007. Excluding the impact of the DRCM restructuring costs in 2007, depreciation of property and equipment would have been virtually flat despite the inclusion of the acquisition in France and the full-year impact of the acquisition in Korea.
Development of invested assets
Net new money
Net new money outflows were CHF 103.0 billion for full year 2008 compared with outflows of CHF 15.7 billion for full year 2007. Net outflows from clients of our wealth management businesses accounted CHF 47.1 billion of these full year 2008 outflows. Some of the inflows and outflows related to clients of our wealth management businesses are also reported as net new money in- and outflows for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions. We also experienced reputational damage which impacted flows other than from the wealth management businesses.
     Institutional net new money outflows were CHF 55.6 billion in 2008 compared with CHF 16.3 billion in 2007. Excluding money market flows, outflows were CHF 61.6 billion in 2008 compared with CHF 23.0 billion in 2007. Net outflows were reported in multi-asset, fixed income, equities and alternative and quantitative investments.
     Wholesale intermediary net new money outflows were CHF 47.4 billion in 2008, compared with inflows of CHF 0.6 billion in 2007. Excluding money market flows, net new money outflows were CHF 62.6 billion in 2008 compared with outflows of CHF 4.2 billion in 2007, and were mainly reported in multi-asset, equities and fixed income.
Invested assets
Total invested assets were CHF 575 billion on 31 December 2008 compared with CHF 891 billion on 31 December 2007. Institutional invested assets were CHF 335 billion on 31 December 2008 compared with CHF 522 billion on 31 December 2007, reflecting the negative impact of financial market developments, net new money outflows and currency fluctuations.
     Wholesale intermediary Invested assets were CHF 240 billion on 31 December 2008 compared with CHF 369 billion on 31 December 2007, reflecting the negative impact of financial market developments, net new money outflows and, to a lesser extent, currency fluctuations.
Gross margin on invested assets
The gross margin on institutional invested assets was 38 basis points in 2008 compared with 44 basis points in 2007. This was mainly due to lower performance fees from both alternative and quantitative investments and UBS Pactual, and a change in asset-mix to lower-margin money market funds.
     The gross margin on wholesale intermediary invested assets was 41 basis points in 2008 compared with 47 basis points in 2007. This was mainly due to lower performance fees from UBS Pactual and a change in asset mix to lower-margin products.

UBS business divisions and Corporate Center
UBS business divisions and Corporate Center
Investment Bank

Investment Bank
Business description
The Investment Bank provides a broad range of products and services to corporate and institutional clients, governments, financial intermediaries, alternative asset managers and private investors. The products and services include advice, research, market access and execution across all major capital markets.

Business
The Investment Bank has three distinct but aligned business areas:
–	Equities

–	Fixed income, currencies and commodities (FICC)

–	the Investment banking department (IBD)
     Co-operation and alignment between the FICC and equities business areas has recently been strengthened in order to optimize our infrastructure and services offered to clients. Together they now comprise the securities business, offering primary and secondary access to the securities and foreign exchange markets, prime brokerage services as well as securities, economic, strategic and quantitative research. IBD provides advice on mergers and acquisitions and restructurings, and raises capital mainly for corporate and sovereign clients in the debt and equity markets. Additionally, as part of a number of broader alignment initiatives across our business divisions, IBD plays a lead role in marketing the Group to corporates, leveraging their senior client relationships.
Strategy
As a result of the losses suffered in 2007 and 2008, we have taken significant steps to reposition and rebuild the business. As part of this process, the balance sheet, risk-weighted assets, operating expenses and headcount have all been reduced. In addition we have established new leadership roles in some key areas to implement the new client-centric strategy, which focuses on flow trading and advice. Client service and operational excellence are key to its success, and a flexible and scalable infrastructure is being developed in order to deliver this. Trading strategies are now focused on high volume client flow businesses, and are subject to tight balance sheet and risk limits.
     We are focused on enhancing and protecting our traditional strengths; growing our business in selected products and regions; and expanding our cooperation with, and delivery to, partner divisions.
     In FICC, we are rebuilding and growing our credit, rates and emerging markets businesses, while maintaining a market-leading position in foreign exchange and money mar-
kets. In equities, we are targeting growth in equity derivatives, exchange-traded derivatives (ETD) and prime brokerage, while enhancing our strengths in cash equities. IBD is focused on maintaining a leading position in Europe, the Middle East and Africa, and the Asia Pacific regions, while rebuilding our market position in the Americas.
Organizational structure
The Investment Bank is headquartered in London and employs approximately 15,700 personnel in over 30 countries. It is comprised of three business areas which are functionally run on a global basis: equities, FICC and IBD. IBD’s global capital markets business consists of two separate joint ventures: equity capital markets with equities, and debt capital markets with FICC. Global leveraged finance is another joint venture between IBD and FICC, which includes the global syndicated finance business.
Significant recent acquisitions and business transfers
Key acquisitions and business transfers over the past three years include:
–	the April 2007 acquisition of a 20% stake in UBS Securities, China; and

–	the September 2009 sale of our Brazilian financial services business, UBS Pactual.
Legal structure
We operate through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.
Competitors
The industry has seen significant global consolidation as a result of the financial crisis, with firms such as Lehman Brothers filing for bankruptcy and others, like Bear Stearns, being sold. At the same time, there has been an emergence of smaller boutique investment banking advisory and securities firms. Our main competitors continue to be the major global investment banks including Bank of America/Merrill Lynch, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

UBS business divisions and Corporate Center
Investment Bank

Products and services
Equities
Our equities business area is a leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products. It distributes, trades, finances and clears cash equity and equity-linked products. It also distributes new equity and equity-linked issues and provides research on companies, industry sectors, geographical markets and macroeconomic trends. Equities has made significant investments in technology for direct market access, prime brokerage and client relationship management to improve client service and business efficiency. The business area also has global and multi-regional operations as well as a strong local presence in all major markets.
     The main business lines of the equities business area are:
–
Cash equities provides clients with trade execution offerings and related advice, and comprehensive access to corporate management. We provide full-service trade execution for single stock and portfolios, capital commitment, block trading, electronic trading strategies and platforms, and analytics and commission management services.

–
Equity research provides in-depth analysis on more than 3,000 companies worldwide, or over 80% of the global markets capitalization. In addition, we have a specialist research offering in economics, macro asset allocation, equity strategy, quantitative analysis, socially responsible investing, commodities, alternative research and valuation and accounting.

–
Derivatives provides standardized products and customized solutions to our clients. In addition to products with returns linked to equities or equity indices, we also offer derivative products linked to hedge funds, mutual funds, real estate and commodity indices in a variety of formats such as over-the-counter, securitized, fund-wrapped and exchange-traded.

–
Prime brokerage provides integrated global services, including multi-asset class clearing and custody, capital consultancy, securities lending and equity swaps execution. These services are provided through a client-centric service model to hedge funds, banks, asset management and other financial services clients.

–
Exchange-traded derivatives provides execution and clearing services with access to approximately 70 global exchanges to hedge funds, banks, asset managers, corporations, commodity trading and wealth management clients as well as to aggregators.

Fixed income, currencies and commodities
The FICC business area delivers products and solutions to corporate, institutional and public sector clients in all major markets, as well as to private clients via targeted intermediaries. In response to changes in global markets and client demand, FICC was significantly restructured in 2009 to improve client service, simplify its operating model, strengthen risk management and leverage competitive advantages. The main business lines of the FICC business area are:
–
Macro consists of foreign exchange, money market and interest rate sales and trading businesses. We provide a range of foreign exchange, precious metals, treasury, and liquidity management solutions to institutional and private clients via targeted intermediaries. Interest rate activities include standardized rate-driven products and services such as interest rate derivatives trading, underwriting and trading of government and agency securities.

–
Credit sales and trading encompasses the origination, underwriting, and distribution of primary cash and synthetic credit transactions. We are also active in corporate lending, secondary trading and market-making in high yield and investment grade bonds, and loans in both cash and derivative products.

–
Emerging markets business offers local investors access to international markets, and offers international investors an opportunity to add exposure via our onshore presence in key locations. We also provide liquidity in the local markets across foreign exchange, rates and structured products. We have a local market presence in Central and Eastern Europe and Asia, and access to Latin American markets through our emerging markets hub in Stamford.

     In early 2010, we began the process of re-integrating residual risk positions into the FICC business. The positions will be managed on separate books to be unwound or exited as needed. As part of this process, and following a thorough front-to-back review process, certain businesses will be re-entered. The focus will be on products that are liquid, price-observable and hedgeable. The businesses approved for re-entry include the secondary trading of Asian emerging market convertible bond strips, asset-backed securities, commercial mortgage-backed securities and collateralized loan obligations and structured credit/correlation trading; other proposals are also being considered.
Investment banking department
IBD provides strategic advice and a range of capital markets execution services to corporate clients, financial institutions, financial sponsors, sovereign clients, wealth funds and hedge funds.
–	The advisory group assists in acquisitions and sale processes, and also advises on strategic reviews and corporate restructuring solutions.

–
Global capital markets offers financing and advisory services that cover capital raising including debt and equity capital, and risk management solutions. It comprises the equity capital markets business, whose products include initial public offerings, secondary offerings and equity linked transactions; and the debt capital markets business

UBS business divisions and Corporate Center

products include commercial paper, medium-term notes, senior debt, high yield debt, subordinated debt and hybrid capital. The aforementioned financing products are provided alongside risk management solutions, which include derivatives, structured finance, ratings advisory services and liability management.
–
Global leveraged finance provides event-driven (acquisition, leveraged buy-out) loans, bond and mezzanine leveraged finance to corporate customers and financial sponsors. With a presence in all major financial markets, investment banking coverage is based on a comprehensive matrix of country, sector and product banking professionals.

UBS business divisions and Corporate Center
Investment Bank

Business performance
Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.08

Investment banking	2,466	2,880	6,637	(14)

Advisory	858	1,609	2,696	(47)

Capital market revenues	2,514	1,844	4,262	36

Equities	1,609	977	2,784	65

Fixed income, currencies and commodities	904	866	1,478	4

Other fee income and risk management	(906)	(573)	(321)	(58)

Sales and trading	4,390	(26,712)	(7,833)

Equities	4,937	5,184	9,002	(5)

Fixed income, currencies and commodities	(547)	(31,895)	(16,835)	98

Total Investment Bank income	6,856	(23,832)	(1,197)

Credit loss (expense)/recovery[1]	(1,698)	(2,575)	(266)	(34)

Total Investment Bank operating income excluding own credit	5,158	(26,407)	(1,463)

Own credit[2]	(2,023)	2,032	659

Total Investment Bank operating income as reported	3,135	(24,375)	(804)

Personnel expenses	5,568	5,182	11,633	7

General and administrative expenses	2,628	3,830	3,800	(31)

Services (to) / from other business divisions	(147)	41	(171)

Depreciation of property and equipment	360	447	431	(19)

Impairment of goodwill	749	341	0	120

Amortization of intangible assets	59	83	172	(29)

Total operating expenses	9,216	9,925	15,865	(7)

Business division performance before tax	(6,081)	(34,300)	(16,669)	82

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A

Cost / income ratio (%)[5]	190.7	N/A	N/A

Return on attributed equity (RoaE) (%)	(24.1)	(128.2)

Return on assets, gross (%)	0.4	(1.2)	(0.2)

Average VaR (1-day, 95% confidence, 5 years of historical data)[6]	55	79		(30)

Additional information

Total assets (CHF billion)	992.0	1,680.3	1,922.8	(41)

Average attributed equity (CHF billion)	25.3	26.8		(6)

BIS risk-weighted assets, gross (CHF billion)[7]	122.4	195.8		(37)

Return on BIS risk-weighted assets, gross (%)	3.1	(10.0)

Goodwill and intangible assets (CHF billion)	3.5	4.6	5.6	(24)

Compensation ratio (%)[5]	115.2	N/A	N/A

Impaired lending portfolio as a % of total lending portfolio, gross	3.8	2.6	0.4

Personnel (full-time equivalents)	15,666	19,132	23,739	(18)

1 Includes CHF 1,013 million in credit losses from impairment charges on reclassified financial instruments for 2009.  2 Represents own credit changes of financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 31 December 2009 amounts to CHF 0.9 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information.  3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.  4 Not meaningful if either the current period or the comparison period is a loss period.  5 Neither the cost/income nor the compensation ratio are meaningful if revenues in the Investment Bank are negative.  6 As announced in our third quarter 2009 report, we received approval from the Swiss Financial Market Supervisory Authority (FINMA) to change the calibration of our management VaR from a 10-day 99% measure to a 1-day 95% measure. This measure is reported as a key performance indicator with comparatives provided as at 31.12.2008.  7 BIS risk-weighted assets (RWA) are according to Basel II.

UBS business divisions and Corporate Center

2009
Results
In 2009, we recorded a pre-tax loss of CHF 6,081 million compared with a pre-tax loss of CHF 34,300 million in 2008, primarily due to a reduction in losses on residual risk positions. The 2009 result was also affected by a loss of CHF 2,023 million on own credit from financial liabilities designated at fair value as our credit spreads narrowed in 2009, compared with a CHF 2,032 million gain in 2008. For full-year 2009, equities and IBD revenues were down from 2008 as the businesses suffered losses of key personnel in the early part of the year. We recorded net credit loss expenses of CHF 1,698 million for 2009, compared with net credit loss expenses of CHF 2,575 million in 2008. Excluding the credit loss expenses from reclassified securities of CHF 425 million, our net credit loss expenses amounted to CHF 1,273 million in 2009.
à	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
     Our operating expenses decreased by CHF 709 million compared with 2008, mainly reflecting lower non-personnel costs.
Operating income
Total operating income in 2009 was positive CHF 3,135 million, up from negative CHF 24,375 million in 2008, mainly due to substantially reduced losses on risk positions within the FICC area.
Equities
Revenues in equities were CHF 4,937 million in 2009, down 5% from CHF 5,184 million in 2008. Equity market conditions continued to be difficult in 2009, impacting our overall business performance, as did the loss of some key personnel in the first part of the year. We have made a number of strategic hires since then. Cash equity revenues were impacted by lower market volumes and a loss in market share. Derivatives revenues were down. Prime brokerage revenues declined due to a weaker dividend season and lower client balances in the first half of 2009. A decline in exchange-traded derivatives revenues was driven by weaker volumes and less favorable interest and margin balances. Equity-linked revenues improved significantly after a weak 2008 as all regions benefited from improvements in valuations and liquidity. Proprietary trading revenues also substantially improved with a strong performance recorded across all geographical regions.
Fixed income, currencies and commodities
Revenues were negative CHF 547 million in 2009, up from negative CHF 31,895 million a year earlier. The FICC result continued to be affected by losses on residual risk positions which had a material impact particularly in the first and second quarters, but decreased significantly in the second half of the year. Despite the overall loss, all core FICC businesses contributed positive revenues as the businesses were rebuilt, funding costs were normalized, and liquidity improved.
     Credit revenues improved in 2009 as key hires were engaged and residual risk positions were steadily reduced. The macro rates business was negatively impacted by movements in our credit spreads on the valuation of our derivative positions. Foreign exchange and money markets revenues were in line with the previous year. Emerging markets revenues increased despite the sale of UBS Pactual, as all regions continued to perform well, most notably in Eastern Europe, Middle East and Africa.
     As we continued to reduce our residual risk positions, we incurred losses related to the liquidation of these positions. Losses on credit valuation adjustments for exposure to mono-line insurers arising from purchased credit default protection totaled CHF 0.8 billion for the year. Losses from credit valuation adjustments incurred in the first quarter of 2009 were only partially offset by gains in the rest of the year, resulting from commutation of a number of trades in the second and third quarter. Other areas which incurred losses in the first quarter had a less material impact on the remainder of the year.
Investment banking
Revenues of the investment banking department were CHF 2,466 million in 2009, down 14% from CHF 2,880 million in the previous year. Merger and acquisitions activity remained subdued during the year with global mergers and acquisitions volumes reaching their lowest annual total since 2004, according to Thomson Reuters. This resulted in reduced advisory revenues across all regions, down 47% to CHF 858 million. The decline was only partially offset by a 36% improvement in capital markets revenues. Equity capital markets revenues were up 65% to CHF 1,609 million with Europe, the Middle East, Africa and the Asia Pacific region performing well, as investors turned to the equity market for financing, increasing total market volumes by 42% compared with 2008, according to Dealogic. Fixed income capital markets revenues increased 4% to CHF 904 million as global issuance levels rose in 2009 by 38% compared with 2008, based on Dealogic’s debt capital markets classification.
Operating expenses
Operating expenses declined to CHF 9,216 million in 2009, a 7% decrease from CHF 9,925 million the previous year.
     Personnel expenses, at CHF 5,568 million in 2009, increased 7% from one year earlier, and were driven by increased variable compensation. Salary increases were partly offset by headcount reductions and reduced restructuring costs.
     General and administrative expenses decreased to CHF 2,628 million in 2009 from CHF 3,830 million in 2008. This is largely due to reduced legal provisions and real estate re-

UBS business divisions and Corporate Center
Investment Bank

structuring provisions, along with continuing reductions in professional fees, travel and entertaining and market data services resulting from headcount reductions and cost-cutting measures.
     Net charges to other business divisions were CHF 147 million in 2009, compared with a net charge from other business divisions in 2008 of CHF 41 million.
     Depreciation reduced 19% to CHF 360 million in 2009 from CHF 447 million in 2008, as real-estate restructuring charges were lower in 2009. Amortization of intangible assets, at CHF 59 million in 2009, was down from CHF 83 mil-
lion a year earlier. A goodwill impairment charge of CHF 749 million related to the sale of UBS Pactual was incurred in 2009 (of which CHF 328 million was charged to the Corporate Center as this was related to foreign exchange exposures managed by Group Treasury), compared with a CHF 341 million goodwill impairment charge relating to the exit of the municipal securities business in 2008.
     Included in the 2009 operating expenses is a restructuring charge of CHF 226 million, consisting of CHF 102 million of personnel expenses and CHF 123 million of costs related to real estate.

UBS business divisions and Corporate Center

2008
Results
In 2008, we recorded a pre-tax loss of CHF 34,300 million compared with a pre-tax loss of CHF 16,669 million in 2007, primarily due to the losses on risk positions within the FICC area. For full-year 2008, equities and investment banking revenues were down from a record year in 2007. A credit loss expense of CHF 2,575 million was recorded in 2008, mainly due to impairment charges taken on reclassified financial assets compared with CHF 266 million in 2007. In 2008, we recorded a gain on own credit from financial liabilities designated at fair value of CHF 2,032 million, resulting from the widening of our credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities.
     Operating expenses for 2008 decreased significantly from 2007, mainly reflecting lower variable compensation.
Operating income
Total operating income in 2008 was negative CHF 24,375 million, down from negative CHF 804 million a year earlier.
Equities
Revenues, at CHF 5,184 million in 2008, were down 42% from CHF 9,002 million in 2007. The overall business performance was impacted in 2008 as equities continued to experience difficult market conditions. Cash equity revenues were marginally lower as declines in revenues across Asia Pacific and Europe were only partially offset by growth in the US. Derivatives revenues were down as market volatility, depressed client volumes, lack of liquidity and highly correlated markets impacted performance across all regions, particularly in the fourth quarter. Equity-linked revenues were down, with most regions impacted by declines in valuations, falling equity markets and reduced liquidity. Prime brokerage services had a solid performance, but revenues were down overall as a strong first half-year performance was offset by deterioration in the second half of the year. Exchange-traded derivatives revenues increased, as the business benefited from strong first and fourth quarters that were driven by significant volatility in the market. Proprietary trading revenues were negative for the year, reflecting the significant change in market conditions.
Fixed income, currencies and commodities
Revenues were negative CHF 31,895 million, down from negative CHF 16,835 million a year earlier. Consequences of the global financial crisis, including forced liquidations, government bail-outs and consolidation in the banking sector, negatively affected the majority of the FICC businesses. Credit recorded losses in both client and proprietary trading as a result of the significant turbulence in the markets and subsequent severe lack of liquidity. The negative emerging markets result was due to losses in Asia Pacific.
     These negative effects were only partially offset by positive results in certain areas. Rates experienced a solid year, driven by derivatives and government bonds in Europe and rates derivatives in both Asia Pacific and the US. Foreign exchange and money markets produced a strong year as it capitalized on volatile markets and strong client flows. The short-term interest rate business benefited from market movements to generate an exceptional result. The foreign exchange distribution business posted very good results across all regions, benefiting from strong client flows seeking to access liquidity in the market. Structured products posted positive revenues due to strong client interest in structured funding solutions.
Investment banking
Revenues of the investment banking department at CHF 2,880 million in 2008, decreased 57% from CHF 6,637 million in the previous year. Market activity slowed significantly during the year, resulting in reduced advisory revenues across the regions, down 40% to CHF 1,609 million. Market volatility in both equity and debt capital markets led to lower capital markets revenues, down 65% to CHF 977 million and 41% to CHF 866 million respectively.
Operating expenses
Operating expenses declined by CHF 5,940 million to CHF 9,925 million in 2008, a 37% decrease from CHF 15,865 million the previous year.
     Personnel expenses, at CHF 5,182 million in 2008, decreased 55% from a year earlier, due to significantly lower variable compensation and lower salary costs, and were partly offset by restructuring charges. Share-based compensation was down significantly from 2007, mainly due to reduced variable compensation. Full-year results for 2007 included accruals for share-based compensation during the year. These are not reflected in full-year 2008 as, starting in 2009, they are being amortized over the vesting period of these awards.
     General and administrative expenses increased slightly to CHF 3,830 million in 2008 from CHF 3,800 million in 2007. Reductions in travel and entertainment, IT and other outsourcing costs were more than offset by increases in occupancy costs due to real estate restructuring, and by legal provisions.
     Net charges from other business divisions were CHF 41 million in 2008, compared with a net charge to other business divisions in 2007 of CHF 171 million. This increase reflects the end of a private equity performance fee received in 2007, an IT data center restructuring fee and increased allocations from Wealth Management & Swiss Bank reflecting higher operating volumes.

UBS business divisions and Corporate Center
Investment Bank

     Depreciation rose 4%, to CHF 447 million in 2008 from CHF 431 million in 2007, as the real-estate restructuring charges mentioned above resulted in additional depreciation costs. Amortization of intangible assets, at CHF 83 million in 2008, was down from CHF 172 million a year earlier. A goodwill impairment charge of CHF 341 million relating to the exiting of the municipal securities business by the
Investment Bank was recognized in second quarter 2008. There was no goodwill impairment charge for full-year 2007.
     Included in the operating expenses is a restructuring charge of CHF 737 million recorded in fourth quarter 2008, consisting of CHF 435 million of personnel expenses and CHF 302 million of costs related to real estate.

UBS business divisions and Corporate Center
UBS business divisions and Corporate Center
Corporate Center

Corporate Center
Description
The Corporate Center seeks to ensure that we operate as a coherent and effective whole, by providing and managing support and control functions for the business divisions and the Group in such areas as risk, finance (including funding, capital and balance sheet management, management of foreign currencies), legal and compliance, communication and branding, human resources, information technology, real estate, procurement and service centres.

Aims and objectives
The Corporate Center assists our business divisions and regions through provision of Group-level control in the areas of finance, risk, legal and compliance as well as through a global corporate shared services organization comprising support and logistics functions. We strive to maintain an appropriate balance between risk and return in our businesses, while establishing and controlling our corporate governance processes including compliance with relevant regulations. Each functional head in the Corporate Center has authority across all businesses for their area of responsibility, including the authority to issue Group-wide policies for that area.
     On 1 April 2009, we announced that we would be integrating our Group-wide shared service functions (information technology, supply management, real estate, human resources, communication and branding, corporate development and offshoring) as well as the control functions (finance, risk and legal and compliance) into the Corporate Center. The objectives of this integration were to improve effectiveness and efficiency of the control and shared services functions on a sustainable basis, to strengthen cost management by creating global and Group-wide cost responsibilities and to provide simple service delivery models with clear responsibilities. A new Corporate Center governance model was implemented, and corresponding organizational structures were put in place including respective management nominations. Within six months, the transformation was successfully completed and a new global corporate shared services organization supporting the business divisions and regions was created under the leadership of the Group Chief Operating Officer (COO). In parallel, the control functions were centralized under the Group Chief Financial Officer (CFO), Group Chief Risk Officer (CRO) and Group General Counsel (Group GC). In total, approximately 15,000 employees were transferred and integrated into the Corporate Center. As part of this integration, significant efficiency improvement and cost-saving potentials have been identified, and initial cost-cutting measures were implemented in the course of 2009. Headcount and costs of the centralized functions are re-allocated to the business divisions for which the respective services are performed. A global service level agreement framework provides governance, and ensures cost transparency and consistency across service providers and consumers.
     The integration of the control and support functions creates a foundation to enhance the effectiveness and efficiency of the new Corporate Center, as the operating models of individual functions and cross-functional synergies will be optimized. Overall, the integrated structure provides a strong platform from which we can increase efficiency, create synergies for revenue growth and enhance shareholder value.
è	Refer to the “UBS reporting structure and accounting changes” section of this report for more information on changes to the quarterly disclosure of the Corporate Center in 2010
Organizational structure
The Corporate Center consists of the control functions Group Finance, Group Risk, and Group General Counsel and the shared services functions human resources, information technology, premises, supply and demand management, communication and branding, corporate development and Group offshoring.
Group Chief Financial Officer
The Group CFO is responsible for transparency in, and appraisal of, the financial performance of the UBS Group and business divisions, the Group’s financial reporting, forecasting, planning and controlling processes and for providing advice on financial aspects of strategic projects and transactions. The Group CFO has management responsibility over the divisional and Group financial control functions. The Group CFO is responsible for the management and control of our tax affairs and for treasury and capital management, including management and control of funding and liquidity risk and our regulatory capital ratios. After consultation with the audit committee, the Group CFO makes proposals to the Board of Directors (BoD) regarding the standards for accounting we have adopted and defines the standards for financial reporting and disclosure. Together with the Group CEO, the Group CFO provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act 2002, and in coordination with the Group CEO manages relations with analysts and investors.

UBS business divisions and Corporate Center
Corporate Center

Group Chief Operating Officer
The Group COO is responsible for the management and performance of the infrastructure and service functions of the UBS Group, and is responsible for the management and control of Group-wide information technology, supply and demand management, real estate and corporate administrative services, human resources, corporate development and communications and branding as well as for physical and information security and offshoring services of UBS. The Group COO supports the Group CEO in strategy development and key strategic issues, and assumes responsibility for managing the operations in ways consistent with the strategic goals and performance targets of the UBS Group.
Group Chief Risk Officer
The Group CRO is responsible for the development and implementation of principles and appropriate independent control frameworks for credit, market, country and operational risks within the UBS Group. In particular, the Group CRO is responsible for the formulation and implementation of the frameworks for risk capacity / appetite, risk measurement, portfolio controls and risk reporting; and has manage-

ment responsibility over the divisional and Group risk control functions. The Group CRO is responsible for the implementation of the risk control mechanisms as determined by our BoD, the risk committee or the Group CEO. In addition, the Group CRO approves transactions, positions, exposures, portfolio limits and provisions in accordance with the risk control authorities that are delegated, and monitors and challenges the bank’s risk-taking activities.
Group General Counsel
The Group GC has Group-wide responsibility for legal and compliance matters, policies and processes and for managing the legal and compliance function. The Group GC has responsibility for establishing a Group-wide management and control process for our relationship with regulators, in close cooperation with the Group CRO and the Group CFO where relevant, and for maintaining the relationships with our key regulators with respect to legal and compliance matters. The Group GC is further responsible for reporting legal and compliance risks and material litigation, for managing litigation and special and regulatory investigations, and for ensuring that we meet relevant regulatory and professional standards in the conduct of our business.

UBS business divisions and Corporate Center
Results
Corporate Center reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.08

Income	394	998	3,562	(61)

Credit loss (expense) / recovery	(5)	0	0

Total operating income	389	998	3,562	(61)

Personnel expenses	551	433	583	27

General and administrative expenses	199	353	312	(44)

Services (to) / from other business divisions	306	(73)	114

Depreciation of property and equipment	193	265	243	(27)

Amortization of intangible assets	0	0	0

Total operating expenses[1]	1,250	979	1,252	28

Performance from continuing operations before tax	(860)	19	2,310

Performance from discontinued operations before tax	(7)	198	145

Performance before tax	(867)	217	2,455

Additional information

BIS risk-weighted assets (CHF billion)[2]	8.5	8.8		(3)

Personnel (full-time equivalents)[3]	1,624	3,097	2,479	(48)

1 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.   2 BIS risk-weighted assets (RWA) are according to Basel II.   3 Personnel numbers exclude full-time equivalents from private equity (part of Corporate Center): 0 for 2009, 1 for 2008, 3,843 for 2007.

UBS business divisions and Corporate Center
Corporate Center
2009
Results
Pre-tax profit from continuing operations declined to negative CHF 860 million from positive CHF 19 million.
Operating income
Total operating income decreased by CHF 609 million to CHF 389 million, mainly due to own credit related allocations of negative revenues to the Corporate Center, of which CHF 222 million were related to 2008. In addition, the Corporate Center reported a CHF 498 million loss on the closing of the UBS Pactual sale in 2009, which was largely related to foreign exchange losses. These losses were partly offset by a net gain of CHF 297 million on the valuation of the mandatory convertible notes (MCNs) issued in December 2008 and converted in August 2009, a gain of CHF 117 million on the revaluation of our option to acquire the SNB StabFund’s equity, an additional foreign exchange gain of CHF 430 million due to the deconsolidation and liquidation of subsidiaries and a gain of CHF 304 million on the buyback of subordi-

nated debt. In comparison, 2008 included an accounting gain of CHF 3,860 million related to the MCNs issued in March 2008, which was offset by the CHF 3.4 billion negative impact of the transaction between UBS and the Swiss National Bank and the placement of the abovementioned MCNs with the Swiss Confederation resulting in a total gain of CHF 0.4 billion.
Operating expenses
Total operating expenses increased to CHF 1,250 million from CHF 979 million, mainly due to a goodwill impairment charge of CHF 492 million relating to the sale of UBS Pactual, which was reallocated to the Corporate Center from the business divisions. Excluding this charge, operating expenses would have decreased by CHF 221 million, mainly due to the credit related to the UBS Pactual operating result which was transferred to the Corporate Center from the business divisions; the release of a provision related to a resolved tax claim in connection with the acquisition of PaineWebber, as well as reduced advertising and sponsoring expenditures. These items were partly offset by higher restructuring costs and accruals for variable compensation in 2009.

UBS business divisions and Corporate Center

2008
Results
The Corporate Center recorded a result from continuing operations of positive CHF 19 million in full-year 2008, down from a gain of CHF 2,310 million in 2007. This decline related mainly to a charge of CHF 3.4 billion following a transaction between UBS and the Swiss National Bank (SNB) in fourth quarter 2008. This charge reflected a net loss arising from the acquisition of the equity purchase option, and the impact of the contingent issuance of UBS shares in connection with the transaction. The total charge also included the fair valuation impact of the MCNs placed with the Swiss Confederation. The quarterly revaluation of the call component of the MCNs was reflected in a corresponding fluctuation in the results of the Corporate Center. This fluctuation was subject to the volatility of our share price and continued until the conversion of the MCNs into UBS shares. The loss from the SNB transaction was reported in the Corporate Center as it benefited the whole bank and not just the Investment Bank. For this purpose, at the 27 November 2008 Extraordinary General Meeting, shareholders approved the creation of conditional capital in the maximum amount of 365 million shares. Furthermore, 2008 was impacted by losses resulting from cash flow hedge ineffectiveness, due to the accelerated amortization of gains recorded until November 2007.
     On the positive side, a gain of CHF 3,860 million due to the accounting treatment of the MCNs issued in first quarter 2008, and a gain of CHF 174 million on the sale of our stake in Bank of China in the fourth quarter assisted the 2008 result.
Operating income
Total operating income decreased to CHF 998 million in 2008 from CHF 3,562 million in 2007, largely due to the abovementioned SNB transaction and fair valuation of the MCNs in fourth quarter 2008, losses on swaps not fully eligible for hedge accounting, losses of CHF 192 million due to currency translation differences on partial disposals of an investment in a consolidated investment fund, and a gain from the sale of our stake in Bank of China. The 2007 result was due to the CHF 1,950 million gain from the sale of our 20.7% stake in Julius Baer. In addition, the contribution from the former Industrial Holdings decreased to CHF 22 million in 2008, compared with CHF 689 million in 2007.
Operating expenses
Total operating expenses were CHF 979 million in 2008, down CHF 273 million from CHF 1,252 million in 2007, predominantly due to a sharp reduction of accruals for variable compensation, declined advertising and sponsoring costs, lower project costs as well as decreased travel activities in 2008. These were partly offset by higher real estate restructuring provisions and a fair value adjustment in corporate real estate in 2008.

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

Risk management
– Risk reduction remained a priority in 2009. As a result of our risk reduction initiatives, we ended the year with risk exposures commensurate with our risk capacity, although legacy risks remain significant and are targeted for continued reduction. Effective risk management and control are essential to our success and we have made further progress in implementing the risk renewal program we initiated in 2008. In addition, the implementation of the settlement agreements relating to the US cross-border investigation remains a focus of management attention. Regulatory and tax authorities in a number of countries are focusing on cross-border banking activities, and we have launched a number of initiatives to improve the effectiveness of the policy and control framework of our cross-border wealth management business globally.

We further reduced our risk exposure, which was reflected in declines in our stress loss measures as well as decreases in our credit and market risk portfolios. We also reduced our exposures to residual risk positions. Our reduction in risk exposures contributed to significant decreases in the size of our balance sheet and risk-weighted assets.
We made further progress in implementing our risk renewal program. This has resulted in enhanced risk governance (including changes in risk management and control personnel), improved risk infrastructure and processes and the associated capabilities to capture, represent and monitor risks. We have also changed the firm’s capital optimization model and enhanced our funding and balance sheet management.

Treasury management
– We continued to further strengthen and safeguard our liquidity position and adjusted funding targets while our focus was maintained on continuing asset reductions. Combined with the broad diversity of our funding sources, our contingency planning processes and our global scope, these measures have enabled us to maintain a balanced asset / liability profile throughout the recent market dislocation. Additionally, signs of our return towards financial stability included the successful tender for certain subordinated notes in March and, in August, the exit of the Swiss Confederation’s stake in UBS through conversion of the mandatory convertible notes and immediate placement of shares in the market.

In 2009 we experienced a decline in customer deposits and net new money outflows in our asset gathering divisions. The effects of client deposit outflows, as well as the temporary reduction in access to wholesale term debt markets during the first few months of 2009, were readily compensated by funding from alternative sources and ongoing balance sheet reductions.
Our total assets declined by 33% to CHF 1,341 billion on 31 December 2009, which led to a further improvement of our FINMA leverage ratio from 2.45% to 3.93%.
Our funding sources were broadened by accessing an important new investor base through our inaugural European covered bond program.
At year-end 2009, our BIS tier 1 ratio amounted to 15.4% and the BIS total capital ratio to 19.8%. We achieved this by continued de-risking of our assets, which is reflected in our 32% BIS risk-weighted assets reduction. Eligible tier 1 capital decreased from CHF 33.2 billion to CHF 31.8 billion. We were able to almost compensate the effects of losses incurred during 2009 and further negative impacts on equity, by the issuance of newly created shares in June.

Risk and treasury management
Risk management and control
Risk management and control
Risk reduction remained a priority in 2009. We further reduced our risk exposures, which was reflected in declines in our stress loss measures as well as decreases in our credit and market risk portfolios. We also reduced our exposures to residual risk positions such as monoline insurers, student loan auction rate securities and some leveraged finance commitments. Our reduction in risk exposures contributed to significant decreases in the size of our balance sheet and risk-weighted assets. As a result of our risk reduction initiatives, we ended the year with risk exposures commensurate with our risk capacity, although legacy risks remain significant and are targeted for continued reduction. Effective risk management and control are essential to our success and we have made further progress in implementing the risk renewal program we initiated in 2008. In addition, the implementation of the settlement agreements relating to the US cross-border investigations remains a focus of management attention. Regulatory and tax authorities in a number of countries are focusing on cross-border banking activities, and we have launched a number of initiatives to improve the effectiveness of the policy and control framework of our cross-border wealth management business globally.

Summary of key developments in 2009
The important developments that took place in 2009 with regard to risk management and control include:
–
A significant reduction in our risk exposures during the year was reflected in our stress loss measures as well as reductions in our average and period-end Value-at-Risk (VaR), a decrease in our credit risk portfolios and lower exposures to residual risk positions. We commuted trades with a notional value of approximately USD 7 billion with several monoline insurers which contributed to a reduction in our net exposures to monoline insurers after credit valuation adjustments to USD 2.3 billion (excluding hedges). Approximately USD 1.6 billion at par of our aggregate exposures to student loan auction rate securities were either redeemed by issuers or sold in the secondary market. Our legacy leveraged finance positions were also reduced through sales and writedowns.

–
The decrease in our risk exposures contributed to significant reductions in our balance sheet by 33% to CHF 1,341 billion and our risk-weighted assets by 32% to CHF 206.5 billion at 31 December 2009 compared with the end of the prior year.

–	Our credit loss expenses were approximately 40% lower at CHF 1.8 billion for 2009 compared with CHF 3.0 billion for the prior year.

–
We significantly enhanced our stress testing framework which comprises portfolio-specific stress tests as well as combined firm-wide stress tests. Our firm-wide stress testing captures all major risks across our business divisions and is one of the most critical inputs for discussions between management, our Board of Directors (BoD) and our regulators on the risk profile of our firm. We carried out a stress test specified by the Swiss Financial Market Supervisory Authority (FINMA) which was designed to assess the resilience of the large Swiss banks in the event of a severe economic downturn, and FINMA reported on 2 October 2009, “that even after the effect of a severe stress event they (the two large systemically relevant banking groups in Switzerland which includes UBS) would still maintain a stable capital base with a Tier 1 capital ratio over 8%.”
–
We changed the calibration of our management VaR from a 10-day 99% measure to a 1-day 95% measure. We consider that a 1-day 95% VaR reflects the way that trading risks are viewed and managed by the business and can be more directly compared with mark-to-market revenues.

–
As a result of management’s investigation into the losses we experienced in 2007 and 2008, we launched a comprehensive remediation program in the Investment Bank. We made further progress in implementing this program and developing sustainable solutions. Our remediation activity has resulted in enhanced risk governance including changes in risk management and control personnel, and we have improved our risk infrastructure and processes and the associated capabilities to capture, represent and monitor risks. We have also changed the firm’s capital optimization model and enhanced our funding and balance sheet management.

–
In connection with the settlements relating to the US cross-border matter, we established a governance and control framework designed to ensure that we perform the obligations assumed in those settlements and to manage related matters including the exit from the affected US cross-border business activities. We have also

Risk and treasury management

established new standards, controls and training programs for conducting cross-border business globally in compliance with applicable laws and regulations. Additional measures to address operational risks related to that business are being developed and put into effect under our Risk Effectiveness Project, including the communication of clear compliance expectations by senior management and the implementation of new disciplinary processes.

–	Our emphasis on risk awareness has been actively strengthened through the greater empowerment of our Control functions by our BoD and Group Chief Executive Officer (CEO).
–
Our Total Reward Principles, which summarize the compensation structure for our employees, include a focus on sustainable profitability as well as effective risk and capital management. Risk Control is actively involved in our compensation processes which are designed to support appropriate and controlled risk taking by our businesses.

	è	Refer to the “Credit risk”, “Market risk”, “Operational risk”, “Risk concentration” and “Liquidity and funding management” sections of this report for more information
	è	Refer to the “Compensation and shareholdings” section of this report for more information on our compensation practices
	è	Refer to “Note 21 Provisions and litigation” in the “Financial information” section of this report for more information in connection with the US cross-border matter

Risk management and control principles

We have five key principles which are intended to support the firm in achieving an appropriate balance between risk and return. These principles are:
–
Protection of financial strength by controlling our overall risk exposures and assessing potential risk concentrations at the position and portfolio levels, and in combination across all risk types and business divisions.

–
Reputation protection which depends, among other things, on the effective management and control of risks. Our risk culture demands that all employees make the protection of our reputation an overriding concern.

–	Business management is accountable for all risks and is responsible for the continuous and active management of risk exposure to ensure that risk and return are balanced.
–	Independent control of risk through risk control functions which monitor the effectiveness of business risk management and oversee risk-taking activities.
–	Disclosure of risk to provide comprehensive, transparent and periodic reporting to senior management, the BoD, shareholders, regulators, rating agencies and other stakeholders.

    Our risk management and control principles are implemented via a risk management and control framework. The framework comprises qualitative elements such as policies and authorities, and quantitative components including risk measurement and limits.

    The framework is dynamic and is adapted as the firm’s businesses and the market environment evolve. It includes clearly defined processes to deal with new business initiatives and complex or unusual transactions.

The risk assessment and management oversight performed by the BoD considers evolving best practices and is intended to conform to statutory requirements as is the related disclosure in this section.

Risk management and control responsibilities

Key roles and responsibilities related to risk management and control are:
–
The BoD is responsible for determining the firm’s risk principles, risk appetite and major portfolio limits, including the allocation of certain of these limits to the business divisions. The BoD is supported by a BoD Risk Committee which monitors and oversees the firm’s risk profile and the implementation of the risk framework established by the BoD. The BoD Risk Committee also assesses and approves the firm’s key risk measurement methodologies and control principles.

–	The Group Executive Board (GEB) is responsible for the implementation of the risk framework, controls the firm’s risk profile and approves major risk policies.
–
The Group CEO is responsible for the results of the firm, has risk control authority over transactions, positions and exposures, and is also responsible for the allocation of portfolio limits to the business divisions.

–
The business division CEOs are accountable for the results of their respective business divisions, which includes responsibility for the active and continuous management of risk exposures to ensure that risks and returns are balanced.

–
The Group Chief Risk Officer (CRO) reports directly to the Group CEO and has functional and management authority over risk control throughout the firm. Risk Control provides independent oversight of risk and is responsible for implementing the risk control processes for credit, country, market, investment and operational risks. This includes establishing methodologies to measure and assess risk, setting risk limits and developing and operating an appropriate risk control infrastructure. The risk control process is supported by a framework of policies and authorities which are delegated to Risk Control Officers corresponding with their experience and scope of responsibilities.

Risk and treasury management
Risk management and control

–
The Group Chief Financial Officer (CFO) is responsible for ensuring that disclosure of our financial performance is clear and transparent and meets regulatory requirements and corporate governance standards. The Group CFO is also responsible for implementing the risk management and control frameworks for capital management, liquidity, funding and tax.

–
The Group General Counsel (GC) is responsible for implementing the firm’s risk management and control principles for legal matters and for ensuring compliance with all laws and regulations in each of the jurisdictions in which we operate.

Risk categories

The risks faced by our businesses can be broken down into three different categories: primary risks, consequential risks and business risks.

    Primary and consequential risks result from our business activities and are subject to independent risk control. Primary risks consist of credit risk, country risk, market risk (including issuer risk) and investment risk. Consequential risks consist of operational risk, liquidity and funding risks, legal and compliance risks and tax risks. Further details on primary and consequential risks are provided below:

–	Credit risk – the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations.
–
Country risk – the risk of loss resulting from country-specific events. It includes transfer risk, whereby a country’s authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments.

–	Market risk and investment risks – the risk of loss resulting from changes in market variables, whether to our trading positions or financial investments.
–
Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. This includes risks related to legal and compliance and tax matters.

–
Liquidity and funding risks – the risk that we might be unable to either meet our payment obligations when due or borrow funds in the market at an acceptable price to fund actual or proposed commitments.

Business risks arise from the commercial and economic risks inherent in our business activities and it is management’s responsibility to manage these risks.
è	Refer to the “Credit risk”, “Market risk”, “Operational risk” and “Liquidity and funding management” sections of this report for a description of the control frameworks for these risk categories

Risk measurement

A variety of methodologies and measures are applied to quantify the risks of our portfolios and risk concentrations. Risks that are not well reflected by standard measures are subject to additional controls, which may include pre-approval of transactions and specific restrictions. Models to quantify risk are generally developed by dedicated units within the firm-wide and business division-facing control functions. We require that valuation and risk models which could impact the firm’s books and records be independently verified and subjected to ongoing monitoring and control by the Group CRO and Group CFO Organizations.

Statistical loss and stress loss

We assess potential future losses using two complementary types of risk measures: statistical loss and stress loss.

Statistical loss

Statistical loss measures include VaR, Expected Loss (EL) and Earnings-at-Risk (EaR). VaR estimates the losses which could potentially be realized over a set time period at an established level of confidence. EL is used to measure the average annual costs that are expected to arise from our credit portfolios and from operational risks. EaR comprises a core of statistical measures overlaid with management judgment and measures the potential shortfall in our earnings which could potentially be realized over a set time period at an established level of confidence.

è	Refer to the “Credit risk”, “Market risk” and “Operational risk” sections of this report for a description of the firm’s key statistical loss measures

Stress loss

As a complement to our statistical loss measures, we perform stress testing. Stress loss is the loss that could result from extreme events under specified scenarios. We use stress testing to quantify our exposures to extreme and unusual market movements and to enable us to identify, understand and manage our potential vulnerabilities and risk concentrations. During 2009 we significantly enhanced our stress testing framework, which incorporates a comprehensive range of portfolio-specific stress tests as well as combined firm-wide stress tests.

    Portfolio-specific stress tests are measures that focus on risks of specific portfolios within the business divisions. Our portfolio stress loss measures are characterized by past events but also include forward-looking elements. Our stress scenarios for trading risks were enhanced in 2009 to more accurately capture the liquidity characteristics of different markets and positions. Our stress frameworks include a scenario which re-

Risk and treasury management

flects the extreme market conditions that were experienced at the height of the financial crisis in fourth quarter 2008.
     Combined firm-wide stress tests were further developed in 2009 to capture the firm’s exposure to global systemic events, including a severe global recession. These stress tests are based on forward-looking macro-economic and market event scenarios calibrated to different levels of severity. The evolution of economic variables and market indicators under these scenarios is defined and applied to our entire risk portfolio. The impact of primary, consequential and business risks is assessed with the aim of calculating the loss and capital implications were these stress scenarios to be realized.
     Stress test results are included in risk reporting and are fully integrated into the risk control, risk appetite and business planning processes of the firm. Our firm-wide stress testing, which captures all major risks across our business divisions, is one of the key inputs for discussions between management, our BoD and our regulators on the risk profile of our firm. In 2009 we carried out a FINMA specified stress test which was designed to assess the resilience of the two large Swiss banks in the event of a severe economic downturn, encompassing a deep worldwide recession, accompanied by a significant deterioration in the financial and property markets. FINMA reported on 2 October 2009 “that even after the effect of a severe stress event they [the two large systemically relevant banking groups in Switzerland which includes UBS] would still maintain a stable capital base with a Tier 1 capital ratio over 8%.” We continue to provide detailed stress analyses to FINMA in accordance with their requirements.
     Our stress scenarios are reviewed, updated and expanded regularly in the context of the macro-economic and geopolitical environment by a committee comprised of representatives from the business divisions, Risk Control and Economic Research. Our stress testing therefore attempts to provide a control framework that is forward-looking and responsive to changing market conditions. However, the market moves experienced in actual stress events may differ from moves envisaged in our scenario specifications.
     Most major financial firms employ stress tests, but their approaches vary significantly, and there are no industry standards defining stress scenarios or the way they are applied to a firm’s positions. Consequently, comparisons of stress results between firms can be misleading and therefore we, like most of our peers, do not publish quantitative stress test results.
Group risk appetite framework
Our risk appetite framework was enhanced in 2009. We have established risk appetite objectives in respect of earnings and capital levels that we seek to maintain even after experiencing severe losses over a defined time horizon. In order to monitor our risk profile against our risk appetite, we use our two complementary firm-wide risk measurement frameworks; EaR (together with its extension Capital-at—Risk or CaR) and Combined Stress Testing (CST). Both frameworks capture risks across all of our business divisions and from all major risk categories – primary risks, consequential risks and business risks. These measures are significant components of our risk control, capital management and business planning processes and are described in more detail as follows:
–	EaR is measured as the potential shortfall in earnings at a 95% confidence level and is evaluated over both 3-month and 1-year periods.

–	CaR extends EaR to consider the impact on BIS tier 1 capital of a more severe earnings shortfall and is measured at confidence levels higher than 95%.

–	CST was incorporated into the risk appetite framework in 2009 to supplement EaR and CaR. As described under “Stress loss” above, our firm-wide stress tests evaluate the impact across our risk portfolios (and thereby on our earnings and capital) based on specified macro-economic stress scenarios.
     Our risk appetite is established by the BoD. Risk appetite is based on our risk capacity, which is in turn based on our capital and budgeted earnings resources. Our overall risk appetite is set as an upper limit covering the aggregate risk exposure for each risk appetite objective (taking into account inherent limitations in the precision of risk exposure measures that focus on extreme market and economic events). Comparison of the firm’s risk exposure with our risk capacity under prevailing operating conditions as well as prospective business plans serves as an input to the risk limit framework. This comparison is also a key tool to support management decisions on potential adjustments to the risk profile of our firm.
     Risk reduction remained a priority for the firm in 2009, and we further reduced our risk exposure which was reflected in our stress measures and decreases in our market and credit risk portfolios, including reductions in our residual risk positions. As a result, we ended the year with risk exposures commensurate with our operating risk capacity.
è	Refer to the “Credit risk”, “Market risk” and “Risk concentration” sections of this report for more information on our risk exposures
Risk disclosures
The measures of risk exposure that we use may differ depending on the purposes for which exposures are calculated: financial accounting under IFRS, determination of our regulatory capital, or our internal management of the firm. The exposures detailed in the “Credit risk” and “Market risk” sections below are typically based on our internal management view of risk exposure.
è	Refer to the “Basel II Pillar 3” section of this report for further information on the exposures we use in the determination of our required regulatory capital

Risk and treasury management

Risk management and control

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations to UBS. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process, for example in foreign exchange transactions where we have honored our obligation but the counterparty fails to deliver the counter-value (“settlement risk”). Alternatively, it can be triggered by economic or political difficulties in the country in which a counterparty or issuer of a security is based or where it has substantial assets (“country risk”).

Sources of credit risk

Credit risk arises from traditional banking products such as loans, commitments to lend and contingent liabilities (for example, letters of credit) as well as from “traded products”: OTC derivative contracts; exchange-traded derivatives; and securities financing transactions such as repurchase agreements (repos and reverse repos) and securities borrowing and lending transactions. The risk control processes applied to these products are generally the same, although the accounting treatment may vary as products can be carried at amortized cost or fair value depending on the product type and the nature of the exposure. A form of credit risk also arises on securities and other obligations in tradable form, as their fair values are affected by changing expectations regarding the probability of issuers failing to meet these obligations or when actual failures occur. Where these securities and obligations are held in connection with a trading activity, we view the risk as a market risk.

    Many of the business activities of Wealth Management & Swiss Bank and the Investment Bank expose us to credit risk, while credit risk exposures from Wealth Management Americas and Global Asset Management are less material. Wealth Management & Swiss Bank offers private and corporate clients in Switzerland and wealth management clients internationally (except those served by Wealth Management Americas) a variety of credit products. The Investment Bank provides corporate, institutional, intermediary and alternative asset management clients access to a full range of credit and capital markets instruments across many product classes, and engages with other professional counterparties in trading and risk management activities.

Credit risk control

Limits and controls

Limits are established for individual counterparties and counterparty groups covering banking and traded products, as well as settlement amounts. These limits put constraints not only on the current outstanding amount but also on contingent commitments and the potential future exposure of traded products. Credit engagements may not be entered into without the appropriate approvals and adherence to limits.

    In the Investment Bank, a distinction is made between exposures intended to be held to maturity (“take and hold exposures”) and those which are intended to be held for a short term, pending distribution or risk transfer (“temporary exposures”).

    Credit risk concentrations can arise if clients are engaged in similar activities, are located in the same geographical region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we seek to establish limits and operational controls to constrain risk concentrations at portfolio and sub-portfolio levels, for example with regard to sector exposures, country risk or specific product exposures.

Risk mitigation

We actively manage the credit risk in our portfolios by taking collateral against exposures and utilizing credit hedging. In Wealth Management & Swiss Bank, the majority of loans are extended on a secured basis. For real estate financing, a mortgage over the property is taken to secure the claim. Commercial loans may also be secured by mortgages on business premises or other real estate. We apply measures to evaluate collateral and determine maximum loan-to-value ratios including an assessment of income cover.

    “Lombard loans” are made against the pledge of eligible marketable securities or cash. The Investment Bank also takes collateral in the form of marketable securities and cash in its OTC derivatives and securities financing businesses. Discounts (“haircuts”) are generally applied to reflect the quality, liquidity and volatility of the underlying collateral. Exposure and collateral values are continuously monitored and margin calls or close-out procedures are enforced when the market value of collateral falls below a predefined trigger level. Concentrations within individual collateral portfolios and across clients are also monitored where relevant and may affect the haircut applied to a specific collateral pool.

    Our OTC derivatives trading is generally conducted under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master trading agreements, which allow for the close-out and netting of all transactions in the event of default. We also have two-way collateral agreements with major market participants under which either party can be required to provide collateral in the form of

Risk and treasury management

cash or marketable securities when exposure exceeds a predefined level. Our OTC derivatives activity with lower-rated counterparties is typically conducted under one-way collateral agreements where only the counterparty is required to provide us with collateral. For certain counterparties, like hedge funds, we may also use two-way collateral agreements. We have clearly defined processes for netting and collateral agreements, including the requirement to have a legal opinion regarding the enforceability of contracts in relevant jurisdictions in the case of insolvency.

    We actively manage the credit risk of our portfolios using credit hedging, primarily in the Investment Bank, with the aim of reducing concentrations to specific counterparties, sectors or portfolios. Hedging measures include single name credit default swaps (CDS), index CDS, credit linked notes and total return swaps. Single name CDS are generally executed under bilateral netting and collateral agreements, with high-grade market counterparties. We observe strict standards for recognizing credit hedges; for example, we do not typically recognize credit risk mitigants such as proxy hedges (credit protection on a correlated but different name) or index CDS for the purposes of monitoring exposures against limits. Buying credit protection creates credit exposure against the hedge provider. We monitor our exposures to credit protection providers and the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. Where there is significant correlation between a counterparty and the hedge provider (so-called “wrong-way risk”), our policy is to discourage such activity, but in any event not to recognize any hedge benefit in credit risk measures.

è	Refer to the “Basel II Pillar 3” section of this report for more information on credit derivatives

Credit risk measurement

We have developed tools and models to measure credit risk. Exposures to individual counterparties are measured based on three generally accepted parameters: probability of default, exposure at default and loss given default. These parameters are the basis for the majority of our internal measures of credit risk and are key inputs to the regulatory capital calculation under the Advanced Internal Rating-Based approach of Basel II. We also use models to derive the portfolio credit risk measures of expected loss, statistical loss and stress loss.

Probability of default

The probability of default (PD) is an estimate of the likelihood of a counterparty defaulting on its contractual obligations. This probability is assessed using rating tools tailored to the various categories of counterparties. These categories are also calibrated to our proprietary credit rating scale (“Masterscale”) designed to ensure a consistent assessment of default probabilities across counterparties. We regularly assess the performance of our rating tools and adjust our model parameters as necessary. In addition to using ratings for credit risk measurement, we use them as an important input to determine credit risk approval authorities.

    In the Investment Bank, rating tools are applied by broad segments including banks, sovereigns, corporates, funds, hedge funds and commercial real estate. We determine our choice of the relevant assessment criteria (for example, financial ratios and qualitative factors) for the rating tools on the basis of various statistical analyses, externally available information and expert judgment.

    Within our retail and corporate banking business in Switzerland, we rate our business and corporate clients in the small-to-medium enterprise segment (SMEs) using statistically developed scorecards. The underlying data used in our scorecards is predominantly based on a combination of financial information relating to clients, qualitative criteria and our credit loss history over several years. In order to rate our large corporate clients domiciled in Switzerland, Wealth Management & Swiss Bank uses templates established for this segment by our Investment Bank. We assess the probability of default from loans secured on owner-occupied or investment properties with a model that takes loan-to-value ratios and debt service capacity of the obligor into account. We rate lombard loan exposures by means of a model simulating potential changes in the value of the collateral and the probability that it may be lower than the loan amount.

    Our Masterscale expresses default probabilities that we determine through our various rating tools by means of distinct classes whereby each class incorporates a range of default probabilities. Counterparties migrate between rating classes as our assessment of their probability of default changes.

    The ratings of the major credit rating agencies and their equivalent on our Masterscale are shown in the “UBS internal rating scale and mapping of external ratings” table. The mapping is based on the long-term average one-year default

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

Risk and treasury management
Risk management and control

rates that we observed for each external rating grade. Observed defaults by rating agency may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agency average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ grades and we adjust their mapping to our Masterscale as necessary to reflect any material changes.
Exposure at default
Exposure at default (EaD) represents the amount that we expect to be owed by a counterparty at the time of default. We derive EaD from our current exposure to the counterparty and the possible future development of that exposure.
     The EaD of a loan is the drawn or face value of the loan. For loan commitments and contingent liabilities, the EaD includes the amount drawn as well as potential future amounts that may be drawn, which are estimated based on historical observations.
     For traded products, we derive the EaD by modeling the range of possible exposure outcomes at the time the counterparty defaults. For securities financing transactions, we assess the net amount that may be owed to us or that we may owe to others taking into account the impact of market moves over the potential time it takes to close out all our positions. For exchange-traded derivatives, our calculation of EaD takes into account daily cash margining. We derive the EaD for OTC derivatives by modeling the potential development of replacement values of the portfolio of trades by counterparty (“potential credit exposure”), after taking into account legally enforceable netting agreements. For collateralized OTCs, our potential credit exposure takes into account the development of collateral values and models the price correlation between the various instruments.
     When measuring individual counterparty exposure against credit limits, we consider the maximum likely exposure measured to a high confidence level over the full life of outstanding obligations. However, when aggregating exposures to different counterparties for portfolio risk measurement purposes, we use the expected exposure to each counterparty at a given time period (usually one year) generated by the same model.
     We monitor the performance of our exposure models by backtesting and benchmarking them, whereby model outcomes are compared against actual results based on our internal experience as well as externally observed results.
     We assess our exposures where there is a material correlation between the factors driving the credit quality of the counterparty and those driving the potential future value of our traded product exposure (“wrong-way risk”) and we have established specific controls to address these risks.
Loss given default
We determine loss given default (LGD) based on the likely recovery rate of claims against defaulted counterparties, which is a function of the type of counterparty and any credit mitigation or support by way of security interest or guarantee. LGD estimates include loss of principal and interest and other amounts, such as workout costs, including the cost of carrying an impaired position during the workout process. In our Investment Bank, LGD estimates are based on an assessment of key risk drivers such as industry segment, collateral and seniority of a claim, and a country’s legal environment and bankruptcy procedures, supported by our internal loss data and external information where available. In our Swiss portfolio, the LGD differs by counterparty and collateral type and is statistically estimated based on our internal loss data. Where we hold collateral, such as marketable securities or a mortgage over a property, loan-to-value ratios are a key factor in determining LGD.
Expected loss
Credit losses are an inherent cost of doing business, but the occurrence and amount of credit losses can be erratic. In order to quantify future credit losses that may be implicit in our current portfolio, we use the concept of expected loss (EL).
     EL is a statistical measure which we use to estimate the annual costs that we expect to experience on average from positions in our current credit portfolio that become impaired. The EL for a given credit facility is a function of the three components described above: PD, EaD and LGD. We aggregate the ELs for individual counterparties to derive our expected portfolio credit losses.
     EL is a basis for quantifying credit risk in all our portfolios. It is also the starting point for the measurement of our portfolio statistical loss and stress loss, and may be used as an input to value certain products.
è	Refer to the discussion on “Impairment and default – distressed claims” below for more information
Statistical and stress loss
We use a statistical modeling approach to estimate the loss profile of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the expected loss and the variation around it is driven by systematic default relationships amongst counterparties within and between segments and is sensitive to concentration risks on individual counterparties and groups. The results of this analysis provide an indication of the level of risk in our portfolio and the way it may develop over time.
     Stress loss is a scenario-based measure which complements our statistical modeling approach. We use it to assess our potential loss in various stress scenarios in which we assume that one or more of the three key credit risk parameters will deteriorate substantially. We run stress tests on a regular basis and use them to monitor our portfolios and identify potential risk concentrations. For certain of our portfolios and segments, stress loss may also be subject to limits.

Risk and treasury management

Composition of credit risk – UBS Group

The exposures detailed in the tables in this section are based on our management view of credit risk.

è	Refer to the “Basel II Pillar 3” section of this report for more information on the credit exposures used in the determination of our required regulatory capital and additional information on credit derivatives

è	Refer to “Note 23 Derivative instruments and hedge accounting” and “Note 29c Measurement categories of financial assets and liabilities” in the “Financial information” section of this report for further information on IFRS required disclosures on derivatives and credit risk
The table “Credit exposure by business division” shows a breakdown of our banking and traded product exposures before and after impairments, credit valuation adjustments and specific hedges. Portfolio hedges such as index CDS are not included for this analysis. Exposures to OTC derivatives are shown in the table as net positive replacement values after the application of legally enforceable netting agreements and the deduction of cash collateral. ETD exposures take into account initial and variation margin, and securities financing exposures are shown net of the collateral we received. Comparatives for 2008 are also shown on this basis.
Our total credit exposure before deductions amounted to CHF 451 billion on 31 December 2009, a significant de-

crease of CHF 123 billion since the end of 2008. This decrease reflects the measures we took in 2009 to actively reduce our risk exposures in addition to market movements which drove down the positive replacement values of our derivatives. Our banking product exposures decreased by CHF 40 billion to CHF 355 billion at 31 December 2009 mainly driven by reductions in loans and balances with central banks. Our traded products exposures, which arise largely in our Investment Bank, reduced by CHF 82 billion to CHF 96 billion at 31 December 2009 due to the significant decrease of CHF 68 billion in the replacement values of OTC derivatives. The largest component of our credit exposure before deductions at 31 December 2009 was our lending portfolio (due from banks and loans) at CHF 262 billion or 58% of our total credit exposure. Of this, CHF 200 billion was attributable to Wealth Management & Swiss Bank.

Further information on the composition and credit quality of Wealth Management & Swiss Bank’s lending portfolio and the Investment Bank’s lending and OTC derivatives portfolios is provided in this section. Analysis of our Wealth Management & Swiss Bank’s portfolios is typically based on gross exposure (i.e. before deduction of hedges) as the majority of our exposure is secured by collateral or mortgages against property. Analysis of our Investment Bank’s portfolios is generally based on net exposure (i.e. after deduction of hedges) because we actively utilize credit hedging to manage our risks in this portfolio.

Credit exposure by business division
	Wealth Management &		Wealth Management
	Swiss Bank		Americas		Investment Bank				Other[1]			UBS
CHF million	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09		31.12.08		31.12.09	31.12.08		31.12.09	31.12.08

Balances with central banks	8,589	17,629	0	0	9,525		11,528		0	0		18,114	29,157

Due from banks	2,683	5,510	1,074	1,096	13,959		12,044		282	382		17,998	19,032

Loans	197,178	206,704	21,496	19,479	25,351		43,806		101	730		244,126	270,719

Contingent claims	11,908	14,282	385	405	4,881		4,056		141	149		17,315	18,892

Undrawn irrevocable credit facilities	7,236	2,775	498	13	49,356		54,201		0	0		57,090	56,990

Banking products	227,594	246,899	23,453	20,994	103,072	[2]	125,636	[2]	524	1,261	[3]	354,643	394,789	[3]

OTC Derivatives	3,583	5,637	44	63	58,121		124,393		947	817		62,695	130,910

Exchange traded derivatives	1,059	1,281	611	948	14,933		21,560		0	0		16,603	23,789

Securities financing transactions	0	2,942	185	91	16,939		20,203		0	844		17,124	24,080

Traded products	4,642	9,860	840	1,102	89,993		166,157		947	1,661		96,422	178,780

Total credit exposure	232,236	256,759	24,293	22,096	193,065		291,793		1,471	2,922		451,065	573,569

Total credit exposure, net[4]	230,173	255,565	24,289	22,071	141,838		229,597		1,466	2,922		397,766	510,155

[1] Includes Global Asset Management and Corporate Center.   [2] IB banking products excluding money market and nostro accounts amount to CHF 82,084 million (31.12.2008: CHF 105,595 million).   [3] Does not include financial assets designated at fair value for an amount of CHF 961 million.    [4] Net of allowances, provisions, credit valuation adjustments, hedges.

Risk and treasury management
Risk management and control

Composition of credit risk – business divisions
Wealth Management & Swiss Bank
The total gross banking products exposure of Wealth Management & Swiss Bank was CHF 228 billion on 31 December 2009 down by CHF 19 billion since the end of 2008. The high quality of this portfolio is illustrated by the rating and LGD distributions shown in the “Wealth Management & Swiss Bank: distribution of gross banking products exposure across UBS internal rating and loss given default buckets” table. Approximately 60% of Wealth Management & Swiss Bank’s banking product portfolio is rated investment grade and over 80% of it is categorized in the lowest LGD bucket of 0 – 25%. The reduction in exposures rated 0 related largely to a reduction in our balances with central banks.
     At 31 December 2009, Wealth Management & Swiss Bank’s gross lending portfolio (comprised of due from banks and loans) decreased to CHF 200 billion compared with CHF 212 billion at 31 December 2008. The decrease resulted largely from lower lombard lending due to continued deleveraging by our clients. Over 90% of Wealth Management & Swiss Bank’s lending portfolio was secured by collateral, of which CHF 142 billion was secured by real estate and CHF 39 billion by marketable securities. The majority of the real estate exposure is secured by a diversified portfolio of residential property (single and multi-family homes), which have typically exhibited a low risk profile.
     Wealth Management & Swiss Bank’s gross unsecured loan portfolio amounted to CHF 15.6 billion at 31 December 2009 down by CHF 2.7 billion since the end of 2008, and

Wealth Management & Swiss Bank:
distribution of gross banking products exposure across UBS internal rating and loss given default (LGD) buckets

CHF million	31.12.09						31.12.08
		Loss given default (LGD) buckets				Weighted		Weighted
	Gross					average	Gross	average LGD
UBS internal rating	exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	exposure	(%)

0	3,713	5	3,708			38	13,625	39

1	6,024	28	5,987	9		39	5,232	39

2	29,084	25,523	3,432	129		22	27,750	21

3	23,351	18,503	4,367	481		22	29,938	22

4	24,978	21,502	3,261	214		12	24,830	14

5	48,491	43,013	5,017	460		12	50,657	13

6	41,797	38,265	2,540	991	1	13	44,346	13

7	18,160	15,577	2,348	233	1	15	18,735	15

8	15,256	12,738	2,078	439	1	16	14,810	17

9	10,651	7,652	1,993	7	999	22	9,447	23

10	2,092	1,478	613			21	1,875	20

11	1,179	897	281			20	1,990	19

12	224	167	56		1	21	155	19

13	76	48	28			21	93	30

Total non-defaulted	225,076	185,398	35,710	2,965	1,003	17	243,483	18

Investment grade	135,641	108,575	25,773	1,294			152,032

Sub-investment grade	89,434	76,823	9,937	1,671	1,003		91,451

Defaulted[1]	2,518						3,416

Gross banking products exposure	227,594	185,398	35,710	2,965	1,003		246,899

Net banking products exposure[2]	225,531	N/A	N/A	N/A	N/A		245,705

1 Includes CHF 24 million of off-balance sheet items.   2 Net of allowances and provisions for credit losses amounting to CHF 1,053 million and credit hedges notional amount of CHF 1,010 million.

Risk and treasury management

half of this portfolio is rated investment grade. Approximately 60% of the unsecured portfolio related to cash-flow based lending to corporate counterparties and 20% of the unsecured loans related to loans to central or local governments at 31 December 2009.
Wealth Management Americas
The total gross banking products exposure of Wealth Management Americas increased to CHF 23 billion on 31 December 2009 compared with CHF 21 billion on 31 December 2008. This portfolio consists mainly of loans secured by marketable securities. These loans are of high quality with 88% rated investment grade.

Wealth Management & Swiss Bank: composition of lending portfolio, gross

CHF million	31.12.09	31.12.08

Secured by residential property	122,106	121,551

Secured by commercial/industrial property	20,378	20,181

Secured by securities	39,136	46,743

Lending to banks	2,683	5,510

Unsecured loans	15,558	18,228

Total lending portfolio, gross	199,861	212,214

Total lending portfolio, net[1]	198,714	211,044

[1] Net of allowances and credit hedges.
Wealth Management & Swiss Bank: unsecured loans (excluding mortgages) by industry sector

CHF million	31.12.09	31.12.08

Construction	263	302

Financial institutions	895	2,045

Hotels and restaurants	74	61

Manufacturing	2,599	2,700

Private households	1,984	2,941

Public authorities	4,176	4,533

Real estate and rentals	778	878

Retail and wholesale	1,778	2,249

Services	2,768	2,287

Other	243	232

Total	15,558	18,228

Risk and treasury management
Risk management and control

Investment Bank
The “Investment Bank: credit exposure by industry segment and rating” table shows the Investment Bank’s credit exposures to banking products and OTC derivatives before and after allowances, credit valuation adjustments and specific hedges. Portfolio hedges such as index CDS are not included for this analysis. The gross banking product exposures shown in this table exclude nostro accounts and money market balances which are included in the “Credit exposure by business division” table.
     Almost 90% of the Investment Bank’s net OTC derivative portfolio was traded with counterparties rated investment grade, the majority of which were banks and regulated financial institutions where trading was conducted on a collateralized basis. 64% of the Investment Bank’s net banking products portfolio was rated investment grade, with the majority of exposures related to its lending activities with corporates and other non-banks.
     The “Net banking products exposure to corporates and other non-banks” table provides additional information on this portfolio, and provides a bridge from the Investment Bank’s total banking products (loans, contingent claims and undrawn irrevocable credit facilities) according to IFRS to our internal management view of this exposure. The subsequent tables provide additional analysis of the portfolio by our internal rating and LGD, industry sector and geographical region.
     The Investment Bank’s net banking products exposure to corporates and other non-banks decreased by CHF 17.7 billion to CHF 41.3 billion at 31 December 2009 as a result of reduced lending activity, sales and writedowns of residual leveraged finance positions. The Investment Bank continued to actively manage the credit risk on this portfolio and at 31 December 2009 it held CHF 39 billion of single name CDS hedges against its exposures to corporates and other non-banks.

Investment Bank: credit exposure by industry segment and rating

	Banking products		OTC derivatives
CHF million	31.12.09	31.12.08	31.12.09	31.12.08

Total exposure[1]	82,084	105,595	58,121	124,393

less: allowances / credit valuations adjustment (CVA)	(1,520)	(1,526)	(4,475)	(9,907)

less: credit protection bought (credit default swaps, notional)	(39,314)	(45,106)	(5,741)	(5,506)

Net exposure after allowances and after application of credit hedges	41,250	58,963	47,905	108,980

of which: banks and regulated financial institutions	4,283	4,447	20,373	45,131

of which: sovereigns and supranationals	1,053	1,043	7,435	16,820

of which: corporates	20,825	28,727	3,119	9,554

of which: monoline insurers			2,730	6,153

of which: others	15,088	24,746	14,248	31,322

of which: investment grade	26,273	39,659	42,883	100,345

of which: sub-investment grade	14,977	19,304	5,022	8,635

[1] Banking products: risk view; OTC derivatives: net replacement value, includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.

Investment Bank: net banking products exposure to corporates and other non-banks

CHF million			31.12.09	31.12.08

Loans			90,700	111,798

Contingent claims and undrawn irrevocable credit facilities			56,228	62,391

Total (IFRS view)			146,928	174,189

less: internal risk adjustments margin accounts, cash collateral posted, other[1]			(36,455)	(40,129)

less: internal risk adjustments reclassified securities[2]			(19,255)	(21,840)

less: internal risk adjustments acquired auction rate securities			(7,982)	(4,500)

less: internal risk adjustments traded loan commitments and funded risk participations			(1,152)	(2,125)

Gross banking products exposure[3]			82,084	105,595

less: specific allowances for credit losses and loan loss provisions[4]			(1,520)	(1,526)

Net banking products exposure			80,564	104,069

less: credit protection bought (credit default swaps)			(39,314)	(45,106)

Net banking products exposure to corporates and other non-banks, after application of credit hedges			41,250	58,963

1 Includes margin accounts for ETD transactions, cash collateral posted by us against negative replacement values for OTC derivatives, cash / current accounts from prime brokerage (cash legs) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.   2 Includes reclassified auction rate securities in the amount of CHF 8.2 billion (31.12.08: CHF 8.4 billion).   3 IB banking products including money market and nostro accounts amount to CHF 103,072 million (31.12.2008: CHF 125,636 million).   4 Does not include other allowances for credit losses for an amount of CHF 188 million (31.12.08: CHF 226 million).

Risk and treasury management

     The Investment Bank’s net banking products exposure to corporates and other non-banks continued to be diversified across industry sectors and based on our assessment, the vast majority of the sub-investment grade exposures in this portfolio had a loss given default of 0–50% on 31 December 2009.
è
Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities including carrying values of student loan auction rate securities, monoline protected assets and US commercial real estate positions

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, across UBS internal rating and loss given default buckets

CHF million	31.12.09						31.12.08
						Weighted		Weighted
		Loss given default (LGD) buckets				average		average
UBS internal rating	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	26,273	9,850	10,689	3,107	2,628	39	39,659	36

Sub-investment grade	14,977	6,492	5,571	2,330	583	34	19,304	31

of which: 6	1,407	102	942	302	62	47	2,199	32

of which: 7	2,044	1,210	339	338	157	33	2,307	43

of which: 8	1,293	342	705	228	18	37	1,370	45

of which: 9	2,151	896	965	265	26	31	3,811	19

of which: 10	1,486	525	720	139	102	32	1,674	36

of which: 11	2,168	1,104	661	396	7	30	4,422	28

of which: 12	1,684	1,287	277	65	55	18	687	23

of which: 13	357	158	133	63	3	31	221	21

of which: defaulted	2,386	870	830	535	151	44	2,612	33

Net banking products exposure to corporates and other non-banks, after application of credit hedges	41,250	16,342	16,260	5,437	3,211	37	58,963	35

Investment Bank: banking products exposure1 by industry sector

CHF million	31.12.09	31.12.08

Chemicals	1,347	3,072

Electricity, gas, water supply	2,120	3,685

Financial institutions	16,316	25,716

Manufacturing	6,695	7,978

Mining	2,284	2,588

Public authorities	2,657	3,246

Retail and wholesale	1,530	1,855

Transport, storage and communication	4,057	5,794

Other	4,243	5,030

Total	41,250	58,963

1 Net banking products exposure to corporates and other non-banks, after application of credit hedges.
Investment Bank: banking products exposure1 by geographical region

CHF million	31.12.09	31.12.08

Switzerland	543	1,437

Other Europe	6,759	9,354

North America	29,222	42,100

Latin America	152	1,550

Asia/Pacific	4,014	3,833

Africa/Middle East	559	689

Total	41,250	58,963

1 Net banking products exposure to corporates and other non-banks, after application of credit hedges.

Risk and treasury management
Risk management and control

Loan to BlackRock fund

In second quarter 2008, we sold a portfolio of US residential mortgage backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock Financial Management, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS.
The RMBS fund amortizes the loan through monthly payments drawn from amounts collected in respect of the underlying assets. These collections are allocated to the payment of interest and principal of the loan and to the holders of equity interests in the RMBS fund in accordance with the terms of the loan agreement. Allocations to equity holders may be reduced or suspended in the event of specified declines in the aggregate notional balance of the portfolio, and we may assume control of the underlying assets in the event of a specified further decline in the notional balance.
As of 31 December 2009, the loan had a balance outstanding of USD 7.1 billion (USD 9.2 billion at 31 December 2008), taking into account amounts held in escrow. This loan balance is also reflected in the Investment Bank’s credit exposures shown in the tables on previous pages. Collections have been slower in 2009 than in 2008, primarily due to lower levels of voluntary prepayments and reductions in floating rate interest payments, in addition to the fact that the portfolio has amortized over time. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 December 2009 was USD
16.0 billion. By notional balance, the portfolio was comprised primarily of Alt-A (52%) and sub-prime (32%) credit grades. In terms of priority, the portfolio was dominated by senior positions (92%).
The RMBS fund is not consolidated in our financial statements. We continue to monitor the RMBS fund and its performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards. We also continue to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through the year ended 31 December 2009 have not altered our conclusion that consolidation is not required, and the loan is not considered impaired.

Risk and treasury management

Credit loss expenses

Under IFRS our credit loss expenses charged to the income statement represent the total credit losses actually experienced in the period from banking products and securities financing transactions.

    In 2009, we experienced net credit loss expenses of CHF 1,832 million, of which CHF 425 million was due to impairment charges taken on reclassified securities in the Investment Bank. In comparison, we recorded net credit loss expenses of CHF 2,996 million in 2008.

    The Investment Bank recorded net credit loss expenses of CHF 1,698 million for 2009, compared with net credit loss expenses of CHF 2,575 million in 2008. Excluding the credit loss expenses from reclassified securities of CHF 425 million, the Investment Bank’s net credit loss expenses amounted to CHF 1,273 million in 2009.

    Wealth Management & Swiss Bank reported net credit loss expenses of CHF 133 million for 2009, compared with CHF 392 million in 2008. Releases of allowances made against lombard loans in 2009 contributed to this positive development.

è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on “incurred loss” concept

Impairment and default – distressed claims

With respect to distressed claims resulting from banking products, we distinguish between loans that are “past due” and “impaired”. We consider a loan to be past due when a contractual payment has been missed. We consider a loan as impaired if it is probable that we will not fully recover all contractual payments due under the loan as a result of the borrower’s inability to meet its obligations after realization of available collateral. Past due but not impaired loans have suffered missed payments but are not considered impaired because we expect to collect all amounts due under the contractual terms of the loans or the equivalent value.

    We also assess derivative counterparties and claims from securities financing transactions for default and impairment using generally the same principles and processes that we use for banking products.

    We have processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS requirements. Our credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. We assess each case and our workout strategy and estimation of recoverable amounts are independently approved.

    We also assess our portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment to consider if these portfolios contain impaired obligations where the individual impaired items cannot yet be identified.

    Our portfolios considered impaired on a collective basis are not included in the totals of impaired loans in the tables shown in the discussion of the composition of credit risk for business divisions in the “Credit risk” section of this report.

    Our assessment of collective impairment differs depending on the nature of the underlying obligations. In our retail and corporate banking business in Switzerland where delayed payments are routinely observed, we typically review individual positions for impairment only after they have been in arrears for a certain time. To cover the time lag between the occurrence of an impairment event and its identification, we establish collective loan loss allowances based on the expected loss for the portfolio over the average period between trigger events and the identification of individual impairment. Collective loan loss allowances of this kind are typically not required for our investment banking businesses because we continuously monitor individual counterparties and exposures to identify impairment events at an early stage.

    Additionally, for all our portfolios we assess whether there have been any unforeseen developments which might result in impairments that cannot be immediately identified. These events could be stress situations such as a natural disaster or a country crisis, or they could result from structural changes in the legal or regulatory environment. To determine whether an event-driven collective impairment exists, we use a set of global economic drivers to regularly assess the most vulnerable countries and review the impact of any potential impairment event.

    The recognition of impairment in our financial statements depends on the accounting treatment of the claim. For products carried at amortized cost, impairment is recognized through the creation of an allowance or provision, which is charged to the income statement as credit loss expense. For products recorded at fair value such as derivatives, impairment is recognized through a credit valuation adjustment, which is charged to the income statement through the Net trading income line.

è	Refer to “Note 27a Valuation principles” in the “Financial information” section of this report for more information on credit valuation adjustments

Impaired loans, allowances and provisions

The credit risk exposures reported in the “Allowances and provisions for credit losses” table represent the IFRS balance sheet view of our gross lending portfolio comprising the balance sheet line items Due from banks and Loans. The table also shows the IFRS reported allowances for credit losses and impairments as well as our impaired lending portfolio.

The table shows that our allowances and provisions for credit losses decreased by 8.4% to CHF 2,680 million at 31 December 2009 from CHF 2,927 million at the end of 2008.

    As reported in second quarter 2009, we implemented a threshold for designating a reclassified security as an impaired loan. Under this policy a reclassified security is considered impaired if the carrying value at balance sheet date is

Risk and treasury management
Risk management and control

Allowances and provisions for credit losses

CHF million	Wealth Management & Swiss Bank		Wealth Management Americas		Investment Bank		Others[1]		UBS

As of	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08

Due from banks	2,683	5,510	1,074	1,096	42,568	57,485	282	382	46,606	64,473

Loans	197,178	206,704	21,496	23,981	90,700	111,798	101	730	309,475	343,213

of which: related to reclassified securities[2]					19,255	21,840			19,255	21,840

Total lending portfolio, gross[3]	199,861	212,214	22,569	25,077	133,268	169,282	383	1,113	356,081	407,685

Allowances for credit losses	(1,034)	(1,169)	(4)	(25)	(1,642)	(1,733)	0	0	(2,680)	(2,927)

of which: related to reclassified securities					(162)	(130)			(162)	(130)

Total lending portfolio, net[4]	198,827	211,044	22,566	25,052	131,625	167,550	383	1,113	353,402	404,758

Impaired lending portfolio, gross[5]	1,805	2,959	4	39	5,056	4,436	0	0	6,865	7,434

of which: related to reclassified securities					1,090	200			1,090	200

Estimated liquidation proceeds of collateral for impaired loans	(530)	(1,576)	0	(18)	(1,670)	(945)	0	0	(2,200)	(2,539)

of which: related to reclassified securities					(958)	(94)			(958)	(94)

Impaired lending portfolio, net of collateral	1,275	1,383	4	21	3,386	3,491	0	0	4,665	4,895

Allocated allowances for impaired lending portfolio	984	1,146	4	25	1,642	1,733	0	0	2,630	2,904

Other allowances and provisions	49	24	0	0	0	0	0	0	49	24

Total allowances and provisions for credit losses in lending portfolio	1,034	1,169	4	25	1,642	1,733	0	0	2,680	2,927

Allowances and provisions for credit losses outside of lending portfolio	19	24	0	0	117	119	5	0	141	143

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.5	0.6	0.0	0.1	1.2	1.0	0.0	0.0	0.8	0.7

Impaired lending portfolio as a % of total lending portfolio, gross	0.9	1.4	0.0	0.2	3.8	2.6	0.0	0.0	1.9	1.8

Impaired lending portfolio excluding reclassified securities as a % of total lending portfolio, gross excluding reclassified securities					3.5	2.9			1.7	1.9

Allocated allowances as a % of impaired lending portfolio, gross	54.5	38.7	100.0	64.1	32.5	39.1	0.0	0.0	38.3	39.1

Allocated allowances as a % of impaired lending portfolio, net of collateral	77.2	82.9	100.0	119.0	48.5	49.6	0.0	0.0	56.3	59.3

[1] Includes Global Asset Management and the Corporate Center. [2] This excludes reclassified loan underwriting positions with a value of CHF 1,789 million as of 31.12.09(31.12.08: CHF 3,713 million), which are included in the risk view of loan exposures. [3] Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 70,121 million (of which Due from banks: CHF 29,770 million, of which Loans: CHF 40,351 million) (31.12.08: CHF 95,610 million of which due from banks: CHF 46,757 million, of which loans: CHF 48,853 million). [4] Reconciles to the balance sheet carrying values of Due from banks and Loans, which are reported net of allowances for credit losses. [5] Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions. 31.12.08 numbers have been adjusted to reflect this change.

Impaired assets by type of financial instrument

CHF million	Impaired exposure	Estimated liquidation proceeds of collateral	Specific allowances, provisions and credit valuation adjustments	Net impaired exposure

Impaired loans	6,865	(2,200)	(2,630)	2,035

Impaired contingent claims	350		(90)	260

Defaulted derivatives contracts	4,607		(3,061)	1,546

Defaulted securities financing transactions	98	(47)	(51)	0

Total 31.12.09	11,920	(2,247)	(5,831)	3,841

Total 31.12.08[1]	13,947	(2,539)	(7,252)	4,156

[1] Impaired exposure was restated from CHF 15,658 million originally reported in our Annual Report for 2008, estimated liquidation proceeds of collateral was restated from CHF 3,930 million. In 2009, we implemented a threshold for designating a reclassified security as an “impaired loan”. Under this policy, a reclassified security is considered impaired if the carrying value at balance sheet date is on a cumulative basis 5% or more below the carrying value at reclassification date adjusted for redemptions.

Risk and treasury management

on a cumulative basis 5% or more below the carrying value at reclassification date adjusted for redemptions. In order to ensure year-on-year comparability, we have restated our 31 December 2008 Investment Bank and the Group gross impaired lending portfolio accordingly.

Our gross impaired lending portfolio decreased to CHF 6,865 million on 31 December 2009 from CHF 7,434 million on 31 December 2008.
The ratio of the impaired lending portfolio to the total lending portfolio (both measured gross) was 1.9% on 31 December 2009 compared with 1.8% on 31 December 2008.

    We reclassified loans and receivables with a carrying amount of CHF 58 million and CHF 224 million from impaired to performing during 2009 and 2008, respectively. This reclassification occurred because the loans had either been renegotiated and the new terms and conditions met normal market criteria for the quality of the obligor and type of loan, or because the financial position of the obligor improved, enabling it to repay any past due amounts such that we deemed future principal and interest to be fully collectible in accordance with the original contractual terms.

    Collateral held against our impaired loans portfolio mainly consisted of real estate and multi-asset-backed securities. It is our policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in our balance sheet under Other assets at the end of 2009 and 2008 amounted to CHF 245 million and CHF 280 million, respectively.

    We seek to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation.

The table “Impaired assets by type of financial instrument” includes impaired loans, impaired off-balance sheet claims and defaulted derivatives and repurchase/reverse repo contracts, which are subject to the same workout and recovery processes. Our impaired assets decreased by CHF 2.0 billion to CHF 11.9 billion at 31 December 2009.

    After deducting allocated specific allowances, provisions and credit valuation adjustments of CHF 5.8 billion and the estimated liquidation proceeds of collateral of CHF 2.2 billion, net impaired assets amounted to CHF 3.8 billion in 2009.

è	Refer to “Note 9b Due from banks and loans” in the “Financial information” section of this report for more information on the changes in allowances and provisions for credit losses

Past due but not impaired loans

The table below shows a breakdown of our total loan balances on loans where payments have been missed but which we do not consider impaired because we expect to collect the amounts due. The loan balances in the table relate to our Wealth Management & Swiss Bank, where delayed payments are routinely observed. The past due but not impaired categorization is not typically applicable to our Investment Bank lending businesses because we continuously monitor individual counterparties and exposures to identify impairment events at an early stage, including missed payments.

    Compared with 31 December 2008, our past due but not impaired loan exposures decreased by 47% to CHF 0.9 billion on 31 December 2009. This decrease resulted primarily from recoveries in lombard lending exposures and lower levels of excesses experienced by Wealth Management & Swiss Bank in 2009. Our past due but not impaired loans in the greater-than-90-day category related primarily to mortgage loans. However, our overall past due but not impaired levels on mortgage loans were not significant in the context of the size of the mortgage portfolio.

Past due but not impaired loans

CHF million	31.12.09	31.12.08

1–10 days	138	522

11–30 days	62	89

31–60 days	78	272

61–90 days	17	331

> 90 days	635	547

of which: past due but not impaired mortgage loans > 90 days	511	425

Total	930	1,761

Past due but not impaired mortgage loans

CHF million	31.12.09		31.12.08
	Total mortgage exposure	of which: past due but not impaired > 90 days	Total mortgage exposure	of which: past due but not impaired > 90 days

Total	130,348	511	128,441	425

Risk and treasury management
Risk management and control

Settlement risk
Settlement risk arises in transactions involving exchange of value when we must honor our obligation to deliver without first being able to determine with certainty that we will receive the counter-value. We use multilateral and bilateral agreements with counterparties to reduce our actual settlement volumes.
     Our most significant source of settlement risk is foreign exchange transactions. UBS is a member of Continuous Linked Settlement (CLS), a foreign exchange clearing house which allows transactions to be settled on a delivery versus payment basis, thereby significantly reducing foreign exchange-related settlement risk relative to the volume of business.
     The avoidance of settlement risk through CLS and other means, such as payment netting, does not eliminate our credit risk on foreign exchange transactions resulting from changes in exchange rates prior to settlement. We measure and control such counterparty risk on forward foreign exchange transactions as part of our overall credit risk on OTC derivatives.
Country risk
Country risk is the risk of loss arising from country-specific events. We have an established country risk control framework to actively manage and limit, as necessary, our trading risk, lending risk, issuer risk and investment risk in a country. This framework is intended to ensure that our exposure to a country is commensurate with the credit rating we as-
sign to it and is not disproportionate to our overall country risk profile.
     We assign ratings to all countries where we have exposure. Sovereign ratings express the probability of a country risk event that would lead to impairment of our claims. The default probabilities that we use and our mapping of external ratings of the major rating agencies are based on our counterparty rating classes as described in Probability of default above. With respect to our country ratings, the rating classes 10 to 13 are designated “very high risk” while the lowest rating class contains countries in default.
     For all countries rated three and below, we set country risk ceilings approved either by the BoD or under delegated authority. A country risk ceiling applies to all our exposures to counterparties or issuers of securities and financial investments in the respective country. Our country risk measures cover cross-border transactions and investments as well as our local operations, branches and subsidiaries in countries where the risk is material. We may limit the extension of credit, transactions in traded products or positions in securities based on a country ceiling, even if our exposure to a counterparty is otherwise acceptable.
     Losses due to counterparty or issuer defaults resulting from multiple insolvencies (systemic risk) or general prevention or restriction of payments by authorities (transfer risk) are the most significant effects of a country crisis. For internal measurement and control of country risk, we also consider the financial impact of market disruptions arising prior to, during and following a country crisis. These may take the form of a severe deterioration in a country’s debt and equity markets and asset prices or a sharp depreciation of the currency.

Emerging markets exposure by UBS internal country rating category

CHF million	31.12.09	31.12.08

Investment grade	18,847	24,616

Sub-investment grade	3,568	8,095

Distressed	3	4

Total	22,418	32,715

Emerging markets exposure by major geographical area and product type

CHF million	Total		Banking products		Traded products		Financial investments		Tradable assets
As of	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08

Emerging Europe	2,117	3,706	664	1,454	542	1,177	136	211	775	864

Emerging Asia	13,725	16,460	4,299	3,594	4,949	7,059	652	879	3,825	4,928

Emerging America	3,077	6,802	309	1,491	485	2,157	100	167	2,183	2,987

Middle East/Africa	3,499	5,747	1,131	1,338	1,894	3,980	23		451	429

Total	22,418	32,715	6,403	7,877	7,870	14,373	911	1,257	7,234	9,208

Temporary exposures[1]	340	738

1 Temporary exposures are loan underwritings which are held short-term, pending syndication, sale or hedging. They are not included in the regional subtotals or overall total.

Risk and treasury management

    Additional information on our exposures to countries that we categorize as emerging markets is provided in the “Emerging markets exposure by UBS internal country rating category” and “Emerging markets exposure by major geographical area and product type” tables.

    We use stress testing to assess the potential financial impact of a severe emerging markets crisis. This involves identifying countries that may potentially be subject to a crisis event, determining potential losses and making assumptions about recovery rates depending on the types of transactions involved and their economic importance to the affected countries.

Country risk exposure

Our exposures to emerging market countries amounted to CHF 22.4 billion on 31 December 2009, compared with CHF 32.7 billion on 31 December 2008. The reduction of CHF 10.3 billion in our total emerging markets exposure occurred across all markets.

    Based on the main country rating categories, 84% of our emerging market country exposures (excluding those which are temporary exposures) on 31 December 2009 were rated investment grade, compared with 75% on 31 December 2008. The change in our risk profile in these markets was due to the fact that a large proportion of the exposure reduction was related to sub-investment grade countries, in particular Brazil, following the sale of UBS Pactual. The table “Emerging markets exposure by major geographical area and product type” analyzes our emerging market country exposures by major geographical area and product type on 31 December 2009 compared with 31 December 2008. Our temporary exposures arising from loan underwriting in these markets are shown separately in the table.

Debt investments

Debt investments classified for IFRS as Financial investments available-for-sale can be broadly categorized as money market instruments and debt securities which are mainly held for statutory, regulatory or liquidity reasons. Debt investments may also include non-performing loans which were purchased in the secondary market by the Investment Bank.

    The risk control framework that we apply to debt instruments classified as Financial investments available-for-sale varies depending on the nature of the instruments and the purpose for which we hold them. Our exposures may be included in market risk limits or subject to specific monitoring, which may include interest rate sensitivity analysis, and firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

Composition of debt investments

Debt financial instruments classified as Financial investments available-for-sale increased significantly to CHF 80.4 billion at 31 December 2009 compared with CHF 3.6 billion at 31 December 2008. This increase resulted from the strategic decision to rebalance our liquidity reserve, which led to a shift from repurchase agreements and trading portfolios into debt instruments available-for-sale. These instruments primarily comprised highly liquid short-term securities issued by governments and government-controlled institutions.

è	Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for more information

Risk and treasury management Risk management and control
Market risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of market variables: general market risk factors and specific components. General market risk factors include interest rates, equity index levels, exchange rates, commodity prices and general credit spreads. The volatility of these risk factors and the correlations between them are also general market risk factors. Specific components relate to the prices of debt and equity instruments which result from factors and events particular to individual companies or entities.
Sources of market risk
We take general and specific market risks both in our trading activities and in some non-trading businesses.
Trading
Most of our market risk arises from our trading activities in the Investment Bank, which include market-making, facilitation of client business and associated position taking in cash and derivative markets for equities, fixed income, interest rates, foreign exchange and commodities.
     Our trading businesses are subject to multiple market risk limits. Traders are required to manage their risks within these limits, which may involve utilizing hedging and risk mitigation strategies. These strategies can expose the firm to ad-

ditional risks as the hedge instrument and the position being hedged may not always move in parallel (often referred to as “basis risk”). We also actively manage such basis risks. Management and Risk Control may also give instructions for risk to be reduced, even when limits are not exceeded.
     The asset management and wealth management businesses carry small trading positions, principally to support client activity. The market risk from these positions is not material to UBS as a whole.
Non-trading
Market risk exposures – primarily general interest rate and foreign exchange risks – may arise from non-trading activities such as retail banking and lending in our wealth management businesses and retail and corporate banking business in Switzerland, the Investment Bank’s lending businesses and our treasury activities (primarily from funding, balance sheet, liquidity and capital management needs). Equity and certain debt investments can also give rise to specific market risks.
     In the Investment Bank, non-trading foreign exchange risks are managed under market risk limits and non-trading interest rate risk is either managed under market risk limits or subject to specific monitoring. For example, the market risks associated with the portfolio of assets that were reclassified to Loans and receivables from Held-for-trading in

Risk and treasury management

fourth quarter 2008 and first quarter 2009 are subject to specific monitoring, which includes interest rate and credit spread sensitivity analysis, as well as being reported in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.
     In our other business divisions, exposures to market risks also arise from non-trading activities, the largest being the interest rate risks arising from customer deposits and mortgage business in Wealth Management & Swiss Bank. These market risks are generally transferred to the Investment Bank or Group Treasury, which manage the positions as part of their trading risk portfolios within their allocated market risk limits. Market risks that are retained by our other business divisions are not significant relative to the firm’s overall risk, and exposures are either subject to market risk measures and controls or specific monitoring.
     In addition to managing market risks transferred from other business divisions, Group Treasury also assumes market risk from its funding, balance sheet, liquidity and capital management responsibilities. The risks resulting from these activities are either covered by market risk limits allocated to Group Treasury or subject to specific monitoring.

è	Refer to the “Treasury management” section of this report for more information on Group Treasury’s risk management activities

Market risk limits

We have a limit framework to control our market risks. We have two major portfolio measures of market risk – VaR and stress loss – which are common to all our busi-

ness divisions and subject to limits that are approved by the BoD.
     In the Investment Bank, these portfolio measures are complemented by concentration and other supplementary limits on portfolios, asset classes and products, and also cover exposures to general market risk factors and single name risk. Single name risk (or issuer risk) is a measure of our exposure to the tradable instruments (debt, equity and derivatives) of a single issuer (or issuer group) were that issuer subject to a credit event including default. Our concentration and other supplementary limits take a variety of forms including values (market or notional) and risk sensitivities, which are measures of exposure to a given risk factor such as interest rates, credit spreads, equity indices, foreign exchange rates or volatilities. These limits take into account the extent of market liquidity and volatility, available operational capacity, valuation uncertainty, and for our single name exposures the credit quality of issuers.
     Our exposures from security underwriting commitments are subject to the same measures and controls as secondary market positions. Underwriting commitments are also generally reviewed by our Commitment Committee, which includes representation from both business and control functions. Underwriting commitments are approved under specific delegated risk management and risk control authorities.
     Market risk limits are set for each of the business divisions and Group Treasury. The limit framework in the Investment Bank is more detailed than in the other business divisions, reflecting the nature and magnitude of the risks it takes.

Risk and treasury management Risk management and control
Value-at-risk definition and limitations

VaR is a statistical measure of market risk, representing the market risk losses that potentially could be realized over a set time horizon at an established level of confidence. This assumes no change in our trading positions over the relevant time horizon. We use a single VaR model for both internal management purposes and for determining market risk regulatory capital requirements, although the confidence levels and time horizons differ.

Our VaR model is approved by FINMA and ongoing significant revisions to our VaR methodology and model are also subject to regulatory approval.

     The firm’s VaR model makes use of five years of historical data and is calibrated to a 1-day 95% measure for our internal management purposes. However, in accordance with Basel II and FINMA requirements, we use a 1-day 99% VaR for backtesting and a 10-day 99% VaR for determining market risk regulatory capital. We calculate VaR on a daily basis on our end-of-day positions. Our VaR calculation is based on the application of historical changes in market risk factors directly to our current positions – a method known as historical simulation.
     Actual realized losses may differ from those implied by our VaR. All VaR measures are subject to limitations and must be interpreted accordingly. The limitations of VaR include the following:

–
The five-year historical period used in creating our VaR measure will include fluctuations in market rates and prices that differ from those observed in future periods. In particular, the use of a five-year window means that sudden increases in market volatility will not tend to increase VaR as quickly as the use of shorter historical observation periods, but the impact of the increase will impact our VaR for a longer period of time.

–	The VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.
–	The 1-day time horizon in the VaR measure (or 10-day in the case of regulatory VaR) may not fully capture the market risk of positions that cannot be closed out or hedged within the specified period.

UBS: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	Year ended 31.12.09				Year ended 31.12.08
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	31.12.08

Business divisions

Investment Bank	43	75	55	54	57	105	79	74

Wealth Management & Swiss Bank[1]	0	0	0	0

Wealth Management Americas[1]	2	3	3	3	0	3	1	3

Global Asset Management	0	1	0	0	0	2	1	1

Corporate Center	2	16	5	4	3	25	9	6

Diversification effect	[2]	[2]	(8)	(7)	[2]	[2]	(11)	(6)

Total management VaR[3]	44	78	55	54	59	106	79	78

Diversification effect (%)			(13)	(11)			(12)	(7)

[1] Split of former Global Wealth Management & Business Banking into Wealth Management & Swiss Bank and WM Americas not available for 2008, therefore all 2008 Global Wealth Management & Business Banking figures are shown under WM Americas.  [2] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  [3] Includes all positions subject to internal management VaR limits.

Investment Bank: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	Year ended 31.12.09				Year ended 31.12.08
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	31.12.08

Risk type

Equities	13	36	22	21	18	63	38	19

Interest rates	16	38	24	23	27	85	46	31

Credit spreads	33	65	46	50	35	88	56	61

Foreign exchange	2	12	6	4	5	15	8	9

Energy, metals & commodities	2	5	4	3	3	13	6	5

Diversification effect	[1]	[1]	(47)	(47)	[1]	[1]	(75)	(51)

Total management VaR[2]	43	75	55	54	57	105	79	74

Diversification effect (%)			(46)	(47)			(49)	(41)
[1] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  [2] Includes all positions subject to internal management VaR limits.

Risk and treasury management

–
In certain cases, VaR calculations approximate the impact of changes in risk factors on the values of positions and portfolios. This may happen because the number of risk factors included in the VaR model is necessarily limited – for example, yield curve risk factors do not exist for all future dates.

–
The effect of extreme market moves is subject to estimation errors which may result from non-linear interaction effects and the potential for actual volatility and correlation levels to differ from assumptions implicit in the VaR calculations.

     We continue to review the performance of our VaR implementation which includes a review of risks not included in VaR. We will continue to enhance our VaR model in order to more accurately capture the relationships between the market risks associated with our risk positions, as well as the revenue impact of large market movements for particular trading positions.
Value at risk developments in 2009
We made a number of changes to our VaR model and methodology in 2009, while also changing the scope of the regu-

latory and internal management VaR to better reflect our underlying risks.
     These changes were approved by FINMA and are summarized below.

–
In third quarter 2009, we changed the calibration of our management VaR from a 10-day 99% measure to a 1-day 95% measure. We consider that a 1-day 95% measure reflects the way that trading risks are viewed and managed by the business and can be more directly compared with daily mark-to-market revenues. We continue to use a 10-day 99% VaR to determine regulatory capital and a 1-day 99% measure to backtest our VaR model in accordance with Basel II and FINMA requirements.

–
We increased the scope of regulatory VaR in third quarter 2009 to incorporate a significant proportion of our market risk exposures to credit valuation adjustments (CVA). CVA is the mark-to-market cost of protection required to hedge credit risk from counterparties in our over-the-counter derivatives portfolio. This change more accurately represents the underlying risk exposures alongside their related hedges in our regulatory VaR. The same enhance-

UBS: Value-at-Risk (10-day, 99% confidence, 5 years of historical data)

	Year ended 31.12.09				Year ended 31.12.08
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	31.12.08

Business divisions

Investment Bank	179	541	315	286	240	601	374	485

Wealth Management & Swiss Bank[1]	0	1	0	0

Wealth Management Americas[1]	15	32	21	30	1	17	4	16

Global Asset Management	0	7	2	1	1	7	2	6

Corporate Center	2	67	14	7	3	93	26	10

Diversification effect	[2]	[2]	(37)	(23)	[2]	[2]	(34)	(25)

Total regulatory VaR	187	545	315	301	246	609	373	492

Diversification effect (%)			(11)	(7)			(8)	(5)

1 Split of former Global Wealth Management & Business Banking into Wealth Management & Swiss Bank and WM Americas not available for 2008, therefore all 2008 Global Wealth Management & Business Banking figures shown under WM Americas.   2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value-at-Risk (10-day, 99% confidence, 5 years of historical data)

	Year ended 31.12.09				Year ended 31.12.08
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	31.12.08

Risk type

Equities	55	115	71	57	82	185	131	117

Interest rates	64	149	98	116	112	364	198	131

Credit spreads	216	489	332	322	151	613	322	412

Foreign exchange	4	55	27	27	12	58	28	30

Energy, metals & commodities	9	25	16	12	14	60	30	22

Diversification effect	[1]	[1]	(229)	(248)	[1]	[1]	(335)	(226)

Total regulatory VaR	179	541	315	286	240	601	374	485

Diversification effect (%)			(42)	(46)			(47)	(32)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk and treasury management
Risk management and control
UBS: Value-at-Risk (1-day, 99% confidence, 5 years of historical data)1

		Year ended 31.12.09				Year ended 31.12.08
CHF million		Min.	Max.	Average	31.12.09	Min.	Max.	Average	31.12.08

Investment Bank	Regulatory VaR[2]	63	167	103	78	96	210	132	162

UBS	Regulatory VaR[2]	64	170	104	79	97	207	133	163

1 10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other.   2 Backtesting is based on 1-day 99% regulatory VaR.

ment was implemented for our management VaR during third quarter 2008. Monoline CVA and related exposures were not included as part of this implementation and also remain outside the scope of management VaR.

–
Concurrently with the abovementioned changes, we changed our VaR methodology to an equivalent expected tail loss (ETL) measure. The ETL measure considers the overall distribution of losses in the VaR tail to determine the VaR loss at any given confidence level. We therefore consider the ETL measure to be more stable and to better identify losses around the VaR tail than a pure quantile measure based on a single observation in the VaR distribution.

    The tables in this section show our 1-day 95% management VaR, 10-day 99% management VaR and 1-day 99% backtesting VaR for the Group and the Investment Bank. We have provided additional granularity in the tables related to the Investment Bank by splitting out VaR for interest rate risk and credit spread risk. As at 31 December 2008 we disclosed an aggregate VaR for our interest rate and credit spread risk.

    The Investment Bank’s average management VaR (1-day 95%) decreased to CHF 55 million in 2009 compared with CHF 79 million in 2008. Period-end VaR was also lower at CHF 54 million at 31 December 2009 compared with CHF 74 million at 31 December 2008.

This decrease was driven by our active risk reduction across all risk types in 2009. Credit spread VaR remained the dominant component of the Investment Bank’s VaR.
VaR for the Group as a whole followed a similar pattern to Investment Bank VaR.
è	Refer to “Note 27c Fair value of financial instruments” in the “Financial information” section of this report for valuation sensitivities on certain portfolios and positions

Backtesting

Backtesting compares 1-day 99% regulatory VaR calculated for positions at the close of each business day with the revenues which actually arise on those positions on the following business day. Our backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

    We experienced four backtesting exceptions in 2009 compared with 50 backtesting exceptions in 2008. This significant reduction resulted among other reasons from improvements made in the granularity of risk representation in our VaR model (particularly related to credit spread risk) and more frequent update of VaR parameters as well as lower market volatility experienced in 2009.

Risk and treasury management
1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

     The first histogram above shows daily backtesting revenues in the Investment Bank for the whole of 2009. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when backtesting revenues were negative. A positive result in this histogram represents a loss less than VaR while a negative result represents a loss greater than VaR and therefore a backtesting exception.

     We investigate all backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution. In addition, we report all backtesting results to senior business management, the Group CRO and business division CROs.

Backtesting exceptions are also reported to internal and external auditors and relevant regulators.
1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss only.

Risk and treasury management
Risk management and control

Stress loss

As a complement to VaR, we run macro stress scenarios combining various market moves to reflect the most common types of potential stress events, and more targeted stress tests for our concentrated exposures and vulnerable portfolios. We enhanced our market risk stress framework in 2009 to increase the scope and granularity of our analysis. This included updating stress scenarios to more accurately capture the liquidity characteristics of different markets, asset classes and positions, and implementing a stress scenario to reflect the extreme market conditions that were experienced at the height of the financial crisis in fourth quarter 2008.

     Our market risk stress testing framework attempts to provide a control framework that is forward-looking and responsive to changing market conditions. Our stress scenarios are therefore reviewed regularly in the context of the macro-economic and geopolitical environment by a committee comprised of representatives from the business divisions, Risk Control and Economic Research.

è	Refer to the discussion on stress loss in the “Risk management and control” section of this report

Equity investments

We make investments for a variety of purposes, including revenue generation or as part of strategic initiatives. Other investments, such as exchange and clearing house memberships, are held in support of our business activities. We may also make investments in funds that we manage to fund or “seed” them at inception or to demonstrate alignment of our interests with those of investors. We have also bought and may be required to buy securities and units from funds that we have sold to clients. These include purchases of illiquid assets such as interests in hedge funds.

     We may make direct investments in a variety of entities or buy equity holdings in both listed and unlisted companies, where such investments tend to be illiquid. The fair value of equity investments tends to be dominated by factors specific to the individual stocks, and our equity investments are generally intended to be held for the medium- or long-term and may be subject to lock-up agreements. For these reasons, we do not generally control these exposures using the market risk measures applied to trading activities. Such equity investments are, however, subject to controls, including pre-approval of new investments by business management and risk control, and regular monitoring and reporting. They are also included in our firm-wide earnings-at-risk and capital-at-risk, and combined stress test metrics.

     Investments made as part of an ongoing business are also subject to our standard controls, including portfolio and concentration limits. Seed money and co-investments in UBS-managed funds made by Global Asset Management are, for example, subject to a portfolio limit. All investments must be approved according to delegated authorities, and are monitored and reported to senior management.

Under IFRS, equity investments may be classified as Financial investments available-for-sale, Financial assets designated at fair value through profit or loss or Investments in associates.

Composition of equity investments

At 31 December 2009, we held equity investments totaling CHF 3.1 billion, of which CHF 1.4 billion were classified as Financial investments available-for-sale, CHF 0.8 billion as Financial assets designated at fair value and CHF 0.9 billion as Investments in associates.

     As of 31 December 2008, we held equity investments totaling CHF 3.7 billion, of which CHF 1.7 billion were classified as Financial investments available-for-sale, CHF 1.1 billion as Financial assets designated at fair value and CHF 0.9 billion as Investments in associates.

     The vast majority of the CHF 0.8 billion of Financial assets designated at fair value represented the assets of trust entities associated with employee compensation schemes. They are broadly offset by liabilities to plan participants included in Other liabilities. The equivalent positions at 31 December 2008 amounted to CHF 1.1 billion.

è	Refer to “Note 12 Financial assets designated at fair value” in the “Financial information” section of this report for further information
è	Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for further information
è	Refer to “Note 14 Investment in associates” in the “Financial information” section of this report for further information

Risk and treasury management

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example, failed IT systems or fraud perpetrated by an employee), or from external causes, whether deliberate, accidental or natural. We monitor our operational risks and, to the extent possible, control and mitigate them to levels considered acceptable by senior management. The Group Head of Operational Risk Control is responsible for the effective design of the operational risk framework.
Operational risk framework
All the firm’s functions (whether business, control or logistics functions) must manage the operational risks that arise from their activities. The basis of our operational risk framework is that all functions adequately define their roles and responsibilities to ensure they have adequate segregation of duties, complete coverage of risks and clear accountability. From this analysis, the functions develop control objectives and standards based on the types of operational risk events that might arise from their activities ranging, for example, from daily reconciliation problems to potentially severe events such as fraud. We recognize that we cannot eliminate all our operational risks because errors and accidents will happen, and that even where it is possible to eliminate certain risks, it is not always cost effective to do so.
     Our functions apply controls to monitor compliance and assess the operating effectiveness of their control frameworks in a number of ways. These include self-certification by staff, monitoring a wide range of metrics (for example, the number and characteristics of client complaints, deal cancellations and corrections, un-reconciled items on cash and customer accounts and systems failures) and analysis of internal and external audit findings. As major financial and non-financial operational risk events occur, we evaluate their causes and the implications for our control framework. This includes an assessment of events affecting third parties that may be relevant to our businesses, provided that sufficient information is publicly available.
     All this information is reviewed by functional managers to assess the operational risk exposure of their function and to determine the actions needed to address any specific issues. These issues are captured in a risk inventory, which forms the basis of operational risk reporting to senior management.
     Operational risk control units, reporting functionally to the Group Head of Operational Risk Control, confirm the effectiveness of the implementation of the operational risk framework, and perform independent oversight of the conclusions reached by functional management.
Operational risk measurement
We have developed a model for the quantification of our operational risk which meets the regulatory capital standard specified by the Basel II Advanced Measurement Approach (AMA). Our model has two main components:
–
The expected loss component is a statistical measure based on our own historical loss experiences (which have been collected since 2002) and is used primarily to determine the expected loss portion of our capital requirement.

–
The unexpected loss component is based on a set of generic scenarios that represent categories of operational risks that are relevant to our firm. The scenarios used are based on analysis of internal and external event information, the prevailing business environment and our own internal control environment. This component is used to determine the unexpected loss portion of our capital requirement.

     We calculate our operational risk regulatory capital requirement using the AMA model for the consolidated Group and the parent bank in accordance with the requirements of FINMA. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators. Currently, we do not reflect mitigation through insurance in our AMA model.
è	Refer to “Capital management” section of this report for more information on the development of RWA for operational risk

Risk and treasury management
Risk management and control

Risk management and control renewal program

In third quarter 2008, FINMA concluded its investigation into the causes of the significant writedowns that we incurred in 2007 and 2008. It confirmed our own conclusions in all material respects and we developed a comprehensive and detailed plan to eliminate the weakness we identified.
We have made further progress in completing remediation activities and developing sustainable solutions in 2009. This includes strategic planning and business reviews (including enhancements to our new business approval process); integrated executive reporting combining risk, treasury and financial information; changes to the risk governance framework and the Risk Management and Control organization; enhancements to our risk measurement and methodologies;
changes to our capital optimization model; improvements in front office controls around trade capture and valuation; and enhancements to our funding and balance sheet management.
Remediation activities will continue in certain areas requiring more significant or strategic changes to processes, systems and infrastructure.

Risk and treasury management
Risk concentrations

Risk concentrations

A risk concentration exists where: (i) a position in financial instruments is affected by changes in a group of correlated factors, or a group of positions is affected by changes in the same risk factor or a group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

     The identification of risk concentrations requires judgment as potential future developments cannot be predicted and may vary from period to period. In determining whether we have a risk concentration, we consider a number of elements, both individually and collectively. These elements include: the shared characteristics of the instruments and counterparties; the size of the position or group of positions; the sensitivity of the position or group of positions to changes in risk factors; and the volatility and correlations of those factors. Also important in our assessment is the liquidity of the markets in which the instruments are traded, and the availability and effectiveness of hedges or other potential risk mitigants. The value of a hedge instrument may not always move in line with the position being hedged, and this mismatch is referred to as basis risk.

     If we identify a risk concentration, we assess it to determine whether it should be reduced or mitigated, and we also evaluate the available means to do so. Our identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, we believe that our exposures to monoline insurers and student loan auction rate securities shown below can be considered risk concentrations on 31 December 2009, according to the abovementioned definition.

     It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk, and other idiosyncratic and correlation risks on both our equities and fixed income inventories. We also have price risk on our option to acquire the SNB StabFund’s equity.

In addition, we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.
è	Refer to the discussion of credit risk, market risk and operational risk above for more information on the risks to which we are exposed

Previously disclosed risk concentrations

In 2009, we significantly reduced exposures to our residual leveraged finance commitments, which were defined as loan commitments entered into with the intent to syndicate or distribute that we assigned an internal credit rating corresponding with external corporate credit ratings of BB– or worse at the time of reporting. We achieved these reductions through both sales and writedowns, and as a result our remaining positions in leveraged finance commitments are no longer considered as a risk concentration. We previously reported exposures on 31 December 2008 to leveraged finance commitments of USD 4.0 billion, net of cumulative gross writedowns, impairment charges and effective hedges.

Exposure to monoline insurers

The vast majority of our direct exposures to monoline insurers arise from OTC derivative contracts, mainly CDSs purchased to hedge specific positions. The “Exposure to monoline insurers, by rating” table shows the CDS protection we bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection held, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after the CVA taken on these contracts. As a result of trade commutations and because a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes, the change in CVA reported in the table does not equal the profit and loss associated with this portfolio during the year to 31 December 2009.

     Our exposure under CDS contracts with monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge decreases. Changes in CVA are driven by changes in CDS fair value and also by movements in monoline credit spreads.

     We actively reduced our exposures to monoline insurers in 2009 by commuting trades with several monoline insurers. The trade commutations related primarily to US RMBS collateralized debt obligations (CDOs) that we had substantially written down on a fair value basis. Combined with the improved performance and composition of the portfolio, the fair values of our remaining assets hedged with monoline insurers increased over the period with a corresponding decrease in the fair values of the related CDSs. As at 31 December 2009, approximately 75% of the remaining assets were

Risk and treasury management
Risk management and control

collateralized loan obligations (CLOs), 20% were collateralized mortgage-backed securities and other asset-backed securities, and 5% related to US RMBS CDOs. The vast majority of our CLO positions were rated AA and above.

As at 31 December 2009, the total fair value of CDS protection purchased from monoline insurers decreased significantly to USD 2.3 billion (USD 5.3 billion at 31 December

2008) after cumulative CVAs of USD 2.8 billion (USD 7.0 billion at 31 December 2008). These exposures do not take into account any hedging benefits.
In addition to credit protection bought on the positions detailed in the table above, we held direct derivative exposure to monolines of USD 329 million after CVAs of 199 million on 31 December 2009.
è	Refer to “Note 27c Fair value of financial instruments” in the “Financial information” section of this report for more information on CVA valuation and sensitivities

Exposure to auction rate securities

Auction rate securities held by the Investment Bank
Approximately USD 1.6 billion at par value of student loan auction rate securities (ARS) were redeemed by issuers, or sold by us in the secondary market in 2009.

We repurchased USD 3.7 billion at par value of student loan ARS in 2009, including approximately USD 0.5 billion of student loan ARS where we accelerated the repurchase from our clients to facilitate redemptions with issuers or resales. Combined with other redemptions directly with clients and amortizations, this resulted in an overall decrease of USD 3,958 million to USD 7,817 million as of 31 December 2009 compared with 31 December 2008, in our commitment to repurchase student loan ARS from clients as described below.

Our inventory of student loan ARS increased by USD 1,985 million to USD 10,347 million in 2009 as a result of student loan ARS repurchased in the period which were partially offset by	the abovementioned redemptions, resales and amortizations.

At 31 December 2009 approximately 69% of the collateral underlying our inventory of student loan ARS was backed by Federal Family Education Loan Program (FFELP) collateral, which was reinsured by the US Department of Education for not less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Impairment charges incurred on our inventory of student loan ARS in 2009 were not significant.

Approximately 90% of the USD 7,817 million student loan ARS that we committed to purchase from clients were backed by FFELP-guaranteed collateral.

As at 31 December 2009, we also held inventory with a carrying value of USD 1,423 million in US municipal ARS, USD 1,097 million in US taxable	auction preferred securities (APS) and USD 2,729 million in US tax-exempt APS. The vast majority of our inventory of municipal ARS were rated investment grade with approximately 85% rated A or higher. The vast majority of our inventory of taxable and tax-exempt APS were rated AAA. On 31 December 2009, we had not incurred any impairment charges on our inventory of municipal ARS or taxable and tax-exempt APS. As at 31 December 2008, we held USD 451 million in US municipal ARS, USD 782 million in US taxable APS and USD 3,167 million in US tax-exempt APS.

Commitment to repurchase client auction rate securities
We have committed to restore liquidity to certain client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US state agencies, and the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission and the New York State Attorney General. The table on the next page shows the maximum repurchase

Risk and treasury management

Exposure to monoline insurers, by rating[1]
USD million	31.12.09
			Fair value of		Fair value of
			CDSs prior to	Credit valuation	CDSs after
		Fair value of	credit valuation	adjustment as of	credit valuation
	Notional amount[3]	underlying CDOs[4]	adjustment[5]	31.12.09	adjustment
	Column 1	Column 2	Column 3 (=1-2)	Column 4	Column 5 (=3-4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade[2]	2,352	457	1,895	1,463	432

of which: from monolines rated investment grade (BBB and above)	0	0	0	0	0

of which: from monolines rated sub-investment grade (BB and below)	2,352	457	1,895	1,463	432

Credit protection on other assets[2]	11,835	8,626[6]	3,208	1,332	1,876

of which: from monolines rated investment grade (BBB and above)	2,345	1,911	433	72	361

of which: from monolines rated sub-investment grade (BB and below)	9,490	6,715	2,775	1,260	1,514

Total 31.12.09	14,187	9,083	5,103	2,795	2,308

Total 31.12.08	21,535	9,204	12,329	6,994	5,335

[1] Excludes the benefit of credit protection purchased from unrelated third parties.   [2] Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   [3] Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.   [4] CDOs: collateralized debt obligations.   [5] CDSs: credit default swaps.   [6] Includes USD 5.6 billion (CHF 5.8 billion) at fair value/USD 6.0 billion (CHF 6.2 billion) at carrying value of assets that were reclassified to Loans and receivables from Held-for-trading in fourth quarter 2008 and first quarter 2009. Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information.

amount at par of student loan ARS required by the regulatory settlements, which would occur over various time periods according to client type, but not later than 2 July 2012.

Over the same time periods, we also committed to repurchase from clients up to a maximum amount of USD 374 million of municipal ARS, and USD 212 million of taxable and tax-exempt APS at par value on 31 December 2009. As at 31 December 2008, we had committed to repurchase from clients up to a maximum of USD 2,041 million of municipal ARS and USD 1,723 million of taxable and tax-exempt APS.

We anticipate that the maximum required repurchase amount of ARS is likely to decline over time, as issuers refinance their debt obligations and we work with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.

In future periods, we will no longer disclose our inventory of and commitments to repurchase municipal ARS and taxable and tax-exempt APS, as we do not consider that they involve material risk exposure.

We will continue to disclose our inventory of and commitment to repurchase student loan ARS as our assessment of this exposure indicates that we consider it a risk concentration.

Student loan auction rate securities inventory
	Carrying value as of		Carrying value as
USD million	31.12.09		of 31.12.08

US student loan auction rate securities	10,347	[1]	8,362

[1] Includes USD 7.5 billion (CHF 7.7 billion) at carrying value of student loan auction rate securities that were reclassified to Loans and receivables from Held-for-trading in fourth quarter 2008 and first quarter 2009. Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information.

Client holdings: student loan auction rate securities
		Buy-back period
	Par value of maximum			Par value of maximum
	required purchase as of	Remaining unpurchased	Holdings of Institutional	required purchase as of
	31.12.09	holdings of private clients	clients	31.12.08
USD million		period ends 4.1.11	30.6.10–2.7.12

US student loan auction rate securities	7,817	93	7,724	11,775

Risk and treasury management
Treasury management
Treasury management
Group treasury is responsible for overseeing the usage of our critical financial resources including liquidity and funding, capital and balance sheet. Treasury manages key portions of these resources including the interest rate and currency risks arising from balance sheet and capital management activities.

Liquidity management
Stressed market conditions experienced in the latter half of 2008, continued in the first few months of 2009 but then began to ease noticeably in the second half of the year as the effects of central bank support and government assistance were felt in the market. High credit spreads contracted and the general tone of the money markets improved as flows in longer-term tenors increased.
     We continued to further strengthen and safeguard our liquidity position and adjusted funding targets while our focus was maintained on continuing asset reductions. Combined with the broad diversity of our funding sources, our contingency planning processes and our global scope, these measures have enabled us to maintain a balanced asset/liability profile throughout the recent market dislocation. Additionally, signs of our return towards financial stability included the successful tender for certain subordinated notes in March and, in August, the exit of the Swiss Confederation’s stake in UBS through conversion of the mandatory convertible notes (MCNs) and immediate placement of shares in the market.
Funding management
Despite challenging conditions throughout 2009, we maintained our access to funding primarily as a result of our broadly diversified funding base. In addition, we accessed an important new investor base through our inaugural European covered bond program.
Capital ratios, risk-weighted assets and eligible capital
At year-end 2009, the BIS tier 1 ratio amounted to 15.4% and the total capital ratio to 19.8%, up from 11.0% and 15.0%, respectively, on 31 December 2008. BIS risk-weighted assets declined from CHF 302.3 billion in December 2008 to CHF 206.5 billion in December 2009, while eligible tier 1 capital decreased from CHF 33.2 billion to CHF 31.8 billion over the same period, reflecting the effects of losses incurred during 2009 and further negative impacts on equity, only partially offset by the positive effects from issues of capital instruments.
Shares
As of 31 December 2009, we had a total of 3,558,112,753 shares issued. In 2009, the issued shares were increased by a total of 625,532,204 due to the issuance of newly created shares for a share placement with institutional investors in June (293,258,050 shares placed at CHF 13 each), the early conversion of MCNs by the Swiss Confederation in August (332,225,913 shares) plus a small number of exercises of employee options (48,241 shares). The remaining CHF 13 billion MCNs will expire on 5 March 2010 leading to an expected issuance of 272,651,005 shares from conditional capital.

Risk and treasury management
Liquidity and funding management

We define liquidity risk as the risk of being unable to raise funds to meet payment obligations when they fall due. Funding risk is the risk of being unable, on an ongoing basis, to borrow funds in the market at an acceptable price to fund actual or proposed commitments and thereby support our current business and desired strategy. Liquidity and funding are not the same, but they are closely related and both are critical for a financial institution.

    Liquidity and funding must be continuously managed to ensure that we can successfully adjust to sudden adverse changes in market conditions or our operating environment, whether it is a general market crisis, a localized difficulty affecting a smaller number of institutions, or a problem unique to an individual firm. An institution that is unable to meet its liabilities when they fall due may collapse, even though it is not insolvent, because it is unable to borrow sufficient funds on an unsecured basis, or does not have sufficient high quality assets to borrow against or liquid assets to sell to raise immediate cash.

Market liquidity overview: 2009

The first few months of 2009 saw a continuation of the stressed financial market conditions that had prevailed throughout the latter part of 2008. Economic fundamentals continued to deteriorate, developing into the worst economic recession in the post-war era; average credit spreads for high-quality corporate bonds reached historically high levels; most markets remained fragile and suffered from very limited liquidity and the banking and wider financial sector remained under considerable pressure. For the financial sector, access to financing from the public term-debt markets was mostly limited to government-guaranteed bonds. On the back of large amounts of additional special central bank support and government assistance, signs of improvement emerged during the second quarter and high credit spreads for financial institutions contracted. The general tone of the money markets began to improve noticeably during the second quarter, with flows no longer being effectively limited to very short tenors. Public term-debt markets became broadly accessible to banks for unsecured bond issuances for the first time since late third quarter 2008, across various currencies and a range of tenors. More signs of stabilization emerged in the third quarter on improved earnings in the financial sector, leading to further declines in financial institutions’ credit spreads and improved access to public debt markets. Volumes of new long-term debt issuance increased, particularly in senior unsecured debt and covered bonds, while government-guaranteed bond issuances contracted.

    The policy responses by governments and central banks mirrored market developments during the year. The focus had initially remained on maintaining the extraordinary measures designed to reinforce country-specific financial systems and support their economies. As the year progressed, declines were registered in utilization levels of these facilities. With the intensity of the financial crisis beginning to abate during the first half of the year, and as signs of stabilization gradually emerged, policymakers around the world began to shift their attention toward tightening their regulatory capital and liquidity frameworks with a view to reducing the systemic risks posed by the largest financial institutions. There are many new regulatory and legislative initiatives applicable to large financial firms that have been proposed in Switzerland, the US, UK, European Union and other jurisdictions where we operate. These proposals and their interactions may significantly impact our future liquidity and funding management processes, if and when they are enacted.

Our measures taken in managing out of the crisis

Despite challenging conditions throughout 2009, we maintained our access to funding with a broadly diversified funding base, and continued with measures to further strengthen and safeguard our liquidity position. Throughout this period, funding targets were adjusted and focus was maintained on continuing asset reductions. Combined with the broad diversity of funding sources, global scope and contingency planning processes, these measures enabled us to maintain a balanced asset and liability profile. We also maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets, and also have unutilized secured liquidity facilities available with several major central banks. In addition to these centralized Group resources, like many other internationally active banks, we maintain several additional dedicated liquidity reserves where these are required by local regulation. Additionally, we have taken significant steps during 2009 including further de-risking and reducing the balance sheet, including the completion of the remaining transfers of assets to the SNB StabFund announced in 2008, and the sale of UBS Pactual, as well as additional medium- and long-term debt issuance, including accessing an important new investor base through our inaugural European covered bond program. The successful tender for certain subordinated notes in March and, in August, the exit of the Swiss Confederation’s stake in UBS through conversion of the MCNs and immediate placement of shares in the market were widely regarded as additional signs of our return to financial stability.

Risk and treasury management
Treasury management

    While further signs of stabilization in the market emerged throughout 2009, and although access to wholesale term funding improved, we continued to experience a decline in customer deposits and net new money outflows in our client-asset-gathering divisions. Regarding the net outflows of client assets, only the cash deposit component of these constitutes a direct loss of funding for us. We were able to readily compensate for the effects of these outflows, as well as for the periodic reductions in access to wholesale term debt markets, through ample funding from alternative sources within our diversified funding base and our ongoing balance sheet asset reductions. As part of these asset reductions, the funded balance sheet mainly in the Investment Bank was reduced by CHF 242 billion compared with year-end 2008.

è	Refer to the “Balance Sheet” section of this report for more information

Implementation of the new liquidity and funding risk management framework

We made progress in implementing the new liquidity and funding risk management framework which was approved by the BoD in late 2008. Significant enhancements to our existing systems and tools used for liquidity and funding management were implemented, allowing us to forecast more accurately potential liquidity and funding demands under both going concern and stressed conditions. The Group Asset and Liability Management Committee (Group ALCO) was established as the primary body for managing our financial resources. Furthermore, governance over the liquidity and funding management process was improved and documented in a complete overhaul of our policies. In addition to balance sheet targets, new supply side limits were introduced to control the funding of the balance sheet, and additional limits on the off-balance sheet exposures were implemented. Our liquidity reserve, a pool of highly liquid cash and cash equivalent assets, was put under the direct management of Group Treasury.

    Further strategic work is underway to improve the operational setup of the liquidity and funding management process and to refine the funds transfer pricing mechanism. We are also reviewing the technical landscape of our liquidity and funding risk management tools, and have projects underway to upgrade our systems infrastructure.

Liquidity approach

Our approach to liquidity management, which covers all branches and subsidiaries, aims to ensure that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking sustained damage to our various businesses.

    Central to the integrated framework is an assessment and regular testing of all material, known and expected cash flows and the level of high-grade collateral that could be used to raise additional funding. Limits are set at Group and Division level by the BoD and the Group ALCO. These limits are monitored by Group Treasury, which reports the results and trends on a regular basis to the BoD Risk Committee and the Group ALCO. Contingency plans for a liquidity crisis are incorporated into our wider crisis management process.

    Our major sources of liquidity are channeled through entities that are fully consolidated. The liquidity position and asset and liability profile are continuously tracked. This involves monitoring the balance sheet contractual and behavioral maturity profiles and projecting and modeling the liquidity exposures of the firm under a variety of potential scenarios – encompassing both normal and stressed market conditions. We consider the possibility that our access to markets could be impacted by a stress event affecting some, or all, parts of our business. The results are factored into our overall contingency plans.

Liquidity management

We manage our liquidity position in order to be able to survive a UBS-specific liquidity crisis combined with a generally stressed market environment. This is complemented by our funding risk management, which aims to achieve the optimal liability structure to finance our businesses cost-efficiently and reliably.

    Our business activities generate asset and liability portfolios which are intrinsically highly diversified with respect to market, product and currency. This reduces our exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk.

    Our funding diversification and global scope in turn help protect our liquidity position in the event of a crisis. We adopt a centralized approach to liquidity and funding management to exploit these advantages in full. The liquidity and funding process is undertaken jointly by Group Treasury and the foreign exchange and money market (FXMM) unit within the Investment Bank’s fixed income, currencies and commodities (FICC) business area. Group Treasury establishes a comprehensive control framework, while FICC undertakes operational cash and collateral management within the established limits.

    This centralization permits close control of both our global cash position and its stock of high-quality liquid securities. Our treasury processes also ensure that the firm’s general access to wholesale cash markets is concentrated in FICC. Funds raised externally are largely channeled into FICC, including the proceeds of debt securities issued by UBS, an activity for which Group Treasury is responsible. FICC in turn meets all internal demands for funding by channeling funds from units generating surplus cash to those requiring fi-

Risk and treasury management

nance. In this way, we reduce our external borrowing and use of available credit capacity, and present a consistent and coordinated face to the market.

Liquidity modeling and contingency planning
For the purpose of monitoring our liquidity situation, we employ the following main measures:
–
A cash ladder which is used to manage our funding requirements on a daily basis within limits that are set by the Group CFO and Group Treasurer. This cumulative cash ladder shows the daily liquidity position – the net cumulative funding requirement for a specific day – projected for each business day from the current day forward three months.

–
A stressed version of the cash ladder which is overlaid with behavioral assumptions that model a severe UBS-specific liquidity crisis combined with a generally stressed market environment. This stress scenario is updated daily and used to monitor potential outflows out to a one-month time horizon.

–	A contractual maturity gap analysis of our assets and liabilities out to a one-year time horizon.
–	A behavioral maturity gap analysis under an assumed UBS-specific liquidity crisis combined with a generally stressed market environment out to a one-year time horizon.
–	A cash capital model which measures the amount of stable funding in relation to the amount and composition of our assets.

    The breakdown of the contractual maturity of our assets and liabilities serves as a starting point for stress testing analyses. A partial breakdown as of year-end is shown in the “Maturity analysis” table at the end of this section. This maturity analysis is an accounting view. It does not fully represent a liquidity risk management perspective, which would also include behavioral stress analyses and a more detailed breakdown of asset and liability types.

    The liquidity crisis scenario combines a firm-specific crisis with market disruption and focuses on a time horizon extending up to one year. This UBS-specific scenario envisages large drawdowns on otherwise stable client deposits, an inability to renew or replace maturing unsecured wholesale funding and limited capacity to generate liquidity from trading assets. Liquidity crisis scenario analysis and contingency planning supports the liquidity management process so that immediate corrective measures, such as the use of a liquidity buffer to absorb potential sudden liquidity shortfalls, can be put into effect.

Since a liquidity crisis could have a myriad of causes, we focus on a scenario that encompasses potential stress effects across all markets, currencies and products.

    The assessment includes the likelihood of maturing assets and liabilities being rolled over in a UBS-specific crisis within an otherwise stressed market environment, and gauges the extent to which the potential crisis-induced shortfall could be covered by available funding. This would be raised on a secured basis against available collateral, which includes securities eligible for pledging at the major central banks, or by selling inventory. In both cases we apply crisis-level discounts to the value of assets. We assume that we would generally be unable to renew any of our wholesale unsecured debt, including all our maturing money market paper (CHF 52 billion outstanding on 31 December 2009). Since liquidity needs may also result from commitments and contingencies, including credit lines extended to secure the liquidity needs of customers, we regularly monitor undrawn committed credit facilities and other latent liquidity risks and factor these into the scenario analysis. Particular emphasis is placed on potential drawdowns of committed credit lines.

    If our credit rating were to be downgraded, “rating trigger” clauses, especially in derivative contracts, could result in an immediate cash outflow due to the unwinding of derivative positions or the need to deliver additional collateral.

    We also take into account the potential impact on our net liquidity position of adverse movements in the replacement value of our OTC derivative transactions, which are subject to collateral arrangements. Given the diversity of our derivatives business and that of our counterparties, there is not necessarily a direct correlation between the factors influencing net replacement values with each counterparty and a UBS-specific crisis scenario.

è	Refer to the “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Liquidity limits and controls

Liquidity and funding limits and targets are set by the BoD, the Group ALCO, the Group CFO and the Group Treasurer, taking into consideration our business model and strategy, the prevailing market conditions and our tolerance for risk. The principles underlying our limit and target framework aim to maximize and sustain the value of our business franchise and appropriately balance the asset/liability structure in light of prevailing market conditions. Structural limits and targets focus on the composition and profile of the balance sheet, while supplementary limits and targets are designed to drive the utilization and allocation of funding resources. Together the limits and targets focus on structural liquidity risk for terms from intra-day out to one year, including stress testing, and on the liability mix, including diversification by source, currency and tenor. Group Treasury is responsible for the oversight of the liquidity and funding limits and targets. Performance versus limits and targets is monitored and regularly communicated to senior management.

    To complement and support the limit framework, members of our regional and divisional treasuries monitor the markets in which we operate for potential threats and regularly report significant findings to Group Treasury.

We have contingency plans for liquidity crisis management, the cornerstone of which are our substantial liquidity

Risk and treasury management
Treasury management

reserves, including a large multi-currency portfolio of unencumbered high-quality short-term assets and available and unutilized liquidity facilities at several major central banks.

    The liquidity contingency plan is an integral part of the global crisis management concept, which covers all types of crisis events. Its implementation falls under the responsibility of a core crisis team with representatives from Group Treasury, FICC, and related areas including the functions responsible for payments and settlements, market and credit risk control, collateral and margin management, and information technology and infrastructure. Our centralized global management model lends itself naturally to efficient liquidity crisis management. Should a crisis require contingency funding measures to be invoked, Group Treasury takes responsibility for coordinating liquidity generation together with representatives from FICC and the relevant business areas.

Funding

Our wealth management businesses continue to represent valuable and cost-efficient sources of funding. These businesses contributed CHF 323 billion, or 79%, of the CHF 410 billion total customer deposits shown in the “UBS asset funding” graph. Compared with the CHF 307 billion of net loans as of 31 December 2009, customer deposits provided 134% coverage compared with 140% on 31 December 2008. In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received), we borrow less cash on a collateralized basis than we lend, leading to a surplus of net securities sourced – shown as the CHF 108 billion cash-equivalent surplus in the “UBS asset funding” graph. Furthermore, funding is provided through numerous short-, medium- and long-term funding programs, which provide specialized investments to institutional and private clients in Europe, the US and Asia. These programs can efficiently raise funds globally, reducing our de-

pendence on any particular source. A maturity breakdown of our long-term straight debt portfolio of CHF 64 billion is shown at the end of this section.

    Through broad diversification of our funding sources (by market, product and currency), we maintain a well-balanced portfolio of liabilities, which provide protection in the event of market disruptions. This, together with our centralized funding management, enables us to efficiently fund our business activities.

Funding approach

Medium- and long-term funding activities are planned by assessing the overall funding profile of the balance sheet. The ability to continue to fund ongoing business activities through periods of difficult market conditions is also factored in. Since the beginning of 2007, prior to the outbreak of the recent financial crisis, we have maintained our funding profile through public issuance of senior, straight, and long-term debt. As part of these continuing diversification efforts, in third quarter 2009, we launched our inaugural covered bond program, from which we issued euro-denominated bonds that are indirectly covered by a pool of prime, Swiss franc-denominated Swiss residential mortgages originated and serviced by UBS AG through our branch network in Switzerland.

    In addition to continuing to raise medium- and long-term funds through medium-term notes and private placements, during 2009 we raised over CHF 11 billion through benchmark public senior debt issuance, following the CHF 24 billion raised from these sources during 2008. This included two covered bonds totaling around the equivalent of CHF 4.5 billion under the aforementioned new covered bond program. We raised a further CHF 6 billion through Swiss covered bond (Pfandbrief) issuances via the Swiss Mortgage Bond Bank during 2009. Additionally, the placement of new shares from authorized capital in June 2009 generated approximately CHF 3.8 billion of long-term funds.

    To ensure that a well-balanced and diversified liability structure is preserved, Group Treasury routinely monitors our funding status and reports its findings on a monthly basis to the Group ALCO. A key measure employed among our main analysis tools is the assessment of our “cash capital” position, this concept is designed to ensure that illiquid assets can be financed by long-term sources of funding.

    The cash capital supply consists of long-term sources of funds: unsecured funding with remaining time to maturity of at least one year; shareholders’ equity; and core deposits – the portion of customer deposits deemed to have a “behavioral” maturity of at least one year. Cash capital consumption reflects the illiquid portion of the assets which could not be transformed into cash by secured funding. For a given asset, the illiquid portion is the difference (the “haircut”) between the carrying value of an asset on the balance sheet, and its effective cash value when used as collateral in a secured funding transaction.

Risk and treasury management

UBS: funding by product and currency
	All currencies		CHF		EUR		USD		Others
In %	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08	31.12.09	31.12.08

Securities lending	1.0	1.4	0.0	0.0	0.2	0.4	0.5	0.6	0.3	0.4

Repurchase agreements	8.1	10.2	1.0	0.9	1.4	1.6	4.5	6.7	1.2	1.1

Interbank	8.2	12.5	0.8	0.8	2.6	4.9	2.4	4.9	2.4	1.8

Money market paper	6.5	11.1	0.2	0.3	0.6	1.0	5.0	8.6	0.7	1.2

Retail savings/deposits	12.8	9.1	8.4	6.0	0.8	0.1	3.6	3.0	0.0	0.0

Demand deposits	23.7	14.8	4.8	2.8	5.1	3.1	10.5	6.8	3.3	2.1

Fiduciary	5.4	6.1	0.3	0.3	1.5	2.0	2.9	3.0	0.6	0.7

Time deposits	9.9	16.3	0.8	1.6	1.3	2.7	4.8	8.9	3.0	3.1

Long-term debt[1]	24.3	18.6	3.2	2.7	9.7	6.0	7.8	5.1	3.6	4.8

Total	100.0	100.0	19.4	15.4	23.4	21.7	42.0	47.6	15.2	15.3

1 Including financial liabilities designated at fair value.

     We also regularly monitor our main funding portfolios for any concentration risks.
Funding position and diversification
We continue to maintain a balanced portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of our business activities are the primary reasons for funding stability. Funding is provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients. Our domestic retail and global wealth management businesses are also a valuable source of funding.
     The overall composition of our funding sources at the end of 2009 is shown in the table above and the pie-charts below. These funding sources amounted to CHF 792 billion on the balance sheet, down from CHF 1,007 billion a year before, and comprise repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt including financial liabilities at fair value. While the composition was broadly similar to the prior year-end, there was a discernible shift away from time deposits, short-term money market paper and interbank debt towards higher proportions of demand deposits, long-term debt and savings deposits. Money market paper issuance accounted for 7% of our funding sources on 31 December 2009, compared with 11% a year before, and at the same time the relative share of short-term interbank borrowing dropped to 8% from 13%. Customer time and demand deposits (excluding fiduciary deposits) accounted for 34%, up from 31% on 31 December 2008, and savings deposits for 13%, up from 9% on 31 December 2008, of these funding sources. Compared with the prior year-end, the proportion of funding from fiduciary deposits was down slightly to 5% from 6%. The proportion of our funding from long-term debt including financial liabilities designated at fair value was up to 24% from 19% a year earlier, reflecting our continued increased focus on medium- to long-term debt issuances. During 2009, we decreased our secured funding, with the proportion declining to 9% from 11% at prior year-end, primarily through decreased repurchase agreements.
Credit Ratings
Credit ratings generally affect the cost and availability of funding, in particular with regard to funding from wholesale

UBS: funding by product type1

1 Excluding trading portfolio liabilities, negative replacement values, other liabilities and equity.

UBS: funding by currency1

1 Excluding trading portfolio liabilities, negative replacement values, other liabilities and equity.

Risk and treasury management
Treasury management
Credit ratings

As of 31.12.09	Standard & Poor’s		Moody’s		Fitch Ratings
	Rating	Outlook	Rating	Outlook	Rating	Outlook

Short-term debt rating	A–1	stable	P–1	negative	F1+	stable

Long-term senior debt rating	A+	stable	Aa3	negative	A+	stable

unsecured sources. Our credit ratings can also influence the performance of some of our businesses and contribute to maintaining client and counterparty confidence. Important factors used by rating agencies to assess a firm’s creditworthiness and determine its credit ratings include stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality and corporate governance. Credit ratings reflect opinions of the rating agencies and can be changed at any time.

Our short-term credit ratings from all three major rating agencies (Standard & Poor’s, Moody’s and Fitch Ratings) were unchanged and affirmed in 2009. Moody’s Investors

Service downgraded our long-term senior unsecured debt rating from Aa2 to Aa3 in November 2009, while Fitch Ratings and Standard & Poor’s long-term senior unsecured debt ratings remained unchanged during 2009 at A+. The table above summarizes our short- and long-term debt ratings as of 31 December 2009.

Maturity breakdown of long-term straight debt portfolio

The graph on the left-hand side shows a contractual maturity breakdown of our long-term straight debt portfolio, and therefore excludes all structured debt, which is predominantly booked as Financial liabilities designated at fair value. The long-term straight debt portfolio amounted to CHF 64 billion on 31 December 2009, and is part of the CHF 131 billion shown on the Debt issued line on the balance sheet (which in addition includes money market paper issued). It is composed of CHF 53 billion of senior debt including both publicly and privately placed notes and bonds as well as Swiss cash bonds, and CHF 11 billion of subordinated debt. Of the positions shown in the graph, CHF 11 billion, or 17%, will mature during 2010.

Maturity analysis of financial liabilities

Contractual maturity information of our assets and liabilities serves as a starting point for the stress testing analyses which are described above. Following IFRS guidance, the disclosure of contractual maturities includes financial liabilities only. Our liquidity risk management framework includes, beside many other measures, a behavioral stress analysis, a more

Risk and treasury management

detailed breakdown and assessment of asset and liability positions, and it also considers cash inflows from assets as well as outflows from various off-balance sheet exposures.

     The contractual maturities of our non-derivative and non-trading financial liabilities as of 31 December 2009 presented in the table below are based on the earliest date on which we are required to pay. The total amounts contractually ma-

turing in each time-band are also shown for 31 December 2008. Derivative positions and trading liabilities, which predominantly include short sale transactions, are assigned to the column On demand as management believes that such presentation most accurately reflects the short-term nature of trading activities. The contractual maturity may extend over significantly longer periods.

Maturity analysis of financial liabilities[1]
			Due	Due	Due
		Due	between	between	between
		within	1 and 3	3 and 12	1 and 5	Due after
CHF billion	On demand[2]	1 month[2]	months[2]	months[2]	years[3]	5 years[3]	Total

Financial liabilities recognized on balance sheet

Due to banks	50.3	7.1	1.9	3.2	1.3	1.4	65.2

Cash collateral on securities lent	8.0	0.0	0.0	0.0	0.0	0.0	8.0

Repurchase agreements	7.2	46.6	6.6	3.8	0.0	0.0	64.2

Trading portfolio liabilities4 5	47.5	0.0	0.0	0.0	0.0	0.0	47.5

Negative replacement values[4]	409.9	0.0	0.0	0.0	0.0	0.0	409.9

Financial liabilities designated at fair value	0.0	2.3	4.7	22.3	44.7	38.7	112.7

Due to customers	261.6	119.8	14.5	13.6	0.9	0.1	410.5

Accrued expenses and deferred income	0.0	8.5	0.0	0.0	0.0	0.0	8.5

Debt issued	0.0	21.9	15.8	26.5	36.9	30.4	131.4

Other liabilities	21.7	7.4	0.0	0.0	0.0	0.0	29.1

Total 31.12.09	806. 3	213.5	43.4	69.4	83.8	70.6	1,286.9

Total 31.12.08	1,212.3	449.4	80.6	60.7	75.9	87.0	1,965.9

Financial liabilities not recognized on balance sheet

Irrevocable loan commitments	57.2	1.1	0.3	0.5	0.2	0.0	59.3

Guarantees	16.1	0.3	0.2	0.2	0.1	0.1	17.1

Underwriting commitments	0.0	1.8	0.2	0.2	0.0	0.0	2.3

Total 31.12.09	73.3	3.2	0.8	0.9	0.3	0.1	78.6

Total 31.12.08	59.9	0.2	0.0	0.1	0.1	0.0	60.3

[1] Only financial instruments (as disclosed in note 29a) are required to be disclosed in the maturity analysis, therefore, not all numbers in the table reconcile to the line items in the balance sheet. The differences relate to accrued expenses, deferred income and other liabilities and also comprise, deferred tax liabilities, provisions and liabilities from employee compensation plans.   [2] Our liquidity risk management focus is on short and mid-term cash flows. In these time periods, the carrying values of non-derivative financial liabilities largely approximate the undiscounted cash flows.   [3] Represents carrying values.   [4] Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for undiscounted cash flows of derivatives designated in hedge accounting relationships.   [5] Contractual maturities of trading portfolio liabilities are: CHF 45.9 billion due within one month; and CHF 1.6 billion due between one month and one year.

Risk and treasury management
Treasury management

Interest rate and currency management

Management of non-trading interest rate risk

Our largest non-trading interest rate exposures arise within our wealth management business divisions. These exposures are transferred from the originating business into one of two centralized interest rate risk management units: Group Treasury or the Investment Bank’s FICC unit. These units manage the risks on an integrated basis, exploiting the full netting potential across risks from different sources.

     Risks from fixed-maturity, short-term Swiss franc and all non-Swiss franc transactions are generally transferred to FICC. Risks from Swiss franc transactions with fixed maturities greater than one year are transferred to Group Treasury by individual back-to-back transactions. These fixed-rate products do not contain embedded options, such as early prepayment, which would allow clients to prepay at par. All prepayments are therefore subject to market-based unwinding costs.

     Current and savings accounts and many other retail products of Wealth Management & Swiss Bank have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are transferred on a pooled basis via “replicating” portfolios. A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Group Treasury, structured to approximate, on average, the interest rate cash flow and repricing behavior of the pooled client transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary. The originating business units are thus immunized as far as possible against market interest rate movements, but retain and manage their product margin.

     A significant amount of interest rate risk also arises from the financing of non-monetary-related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Group Treasury through replicating portfolios which, in this case, are designed to approximate the tenor profile mandated by senior management.

     Group Treasury manages its residual open interest rate exposures, taking advantage of any offsets that arise between positions from different sources, within its approved market risk limits which include VaR and stress loss. The preferred risk management instrument is interest rate swaps, for which there is a liquid and flexible market. All transactions are executed via the Investment Bank. Group Treasury does not directly access the external market.

è	Refer to the “Market risk” section of this report for further details on our market risk measures and controls

Market risk arising from management of consolidated capital

The relationship between our capital and RWA, BIS tier 1 ratio, is monitored by regulators and analysts and is a key indicator of our financial strength.

     The majority of our capital and many of our assets are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollar, euro and UK sterling. Any significant depreciation of the Swiss franc against these currencies would adversely impact our BIS tier 1 ratio. Group Treasury’s mandate is to minimize adverse currency impacts on this ratio.

     On an overall Group basis, Group Treasury’s target profile is based on a currency mix which broadly reflects the currency distribution of the consolidated RWA. As the Swiss franc depreciates or appreciates against these currencies, the consolidated RWA increase or decrease relative to our capital. These currency fluctuations also lead to translation gains or losses on consolidation, which are recorded through equity. Thus, our consolidated equity rises or falls in line with the fluctuations in the RWA, stabilizing the BIS tier 1 ratio. The capital of the parent bank itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results.

     Furthermore, Group Treasury has the mandate to generate a stable interest income flow from the capital. The capital of the parent bank and its subsidiaries is placed via interest-bearing cash deposits internally within our network. Group Treasury further maintains a portfolio of interest rate swaps to achieve a target tenor profile and return on invested equity.

     To provide a benchmark for investments of equity, Group Treasury defines a replicating portfolio of target tenors and currencies. The effective investment position created by both internal cash deposits and interest rate swaps are then measured against this benchmark tenor replication portfolio. Mismatches between the two are measured, together with other non-trading interest rate risk positions, against Group Treasury’s market risk limits (VaR and stress loss).

     The structural foreign currency exposures (to hedge our BIS tier 1 ratio) are controlled by senior management but are not subject to internal market risk limits and are not included in Group Treasury’s reported VaR.

     On 31 December 2009, our consolidated equity was deployed as follows: in Swiss francs (including most of the capital of the parent bank) with an average duration of approximately three years and an interest rate sensitivity of CHF 8.0

Risk and treasury management

Group Treasury: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	Year ended 31.12.09				Year ended 31.12.08
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	31.12.08

Interest rates	1	7	3	3	2	9	5	5

Foreign exchange	0	15	3	2	1	24	7	3

Diversification effect	[1]	[1]	(1)	(1)	[1]	[1]	(3)	(2)

Total management VaR	2	16	5	4	3	25	9	6

[1] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

million per basis point; in US dollars with an average duration of approximately four years and a sensitivity of CHF 7.1 million per basis point; in euros with an average duration of approximately three years and a sensitivity of CHF 1.0 million per basis point; and in UK sterling with a duration of approximately three years and a sensitivity of CHF 0.4 million per basis point. The interest rate sensitivity of these positions is directly related to the chosen duration – targeting significantly shorter tenors would reduce the apparent interest rate sensitivity but would lead to greater fluctuations in interest income.

Corporate currency management

Our corporate currency management activities are designed to reduce the impact of adverse currency fluctuations on our reported financial results, given regulatory constraints. We specifically focus on three principal areas of currency risk management: match funding and investment of non-Swiss franc assets and liabilities; sell-down of non-Swiss franc profits and losses; and selective hedging of anticipated non-Swiss franc profits and losses.

Match funding and investment of non-Swiss franc assets and liabilities

For monetary balance sheet items and non-core investments, we follow the principle of matching the currency of our assets with the same currency of the liabilities which fund them, as far as it is practical and efficient to do so. A US dollar asset thus is typically funded in US dollars, while a euro liability is typically offset by an asset in euros. This avoids profits and losses arising from the retranslation of foreign currency assets and liabilities at the prevailing exchange rates to the Swiss franc at quarter ends.

Sell-down of reported profits and losses

For accounting purposes, reported profit and losses are translated each month from their original transaction currencies into Swiss francs at exchange rates fixed at the prevailing month end. In order to eliminate earnings volatility on the retranslation of previously recognized earnings in foreign currencies, Group Treasury centralizes the profits and losses arising in the parent bank and sells or buys them for Swiss francs. Our other operating entities follow a similar monthly sell-down process into their own reporting currencies. Retained earnings in operating entities with a reporting currency other than the Swiss franc are integrated and managed as part of our consolidated equity.

Hedging of anticipated future reported profits and losses

Our corporate currency management executes a dynamic and cost-efficient hedging strategy to protect anticipated future profit and losses in foreign currencies against a negative impact of adverse trends of foreign exchange rates from one reporting period to the next. At any point in time Group Treasury may hedge according to market perception part or all of the anticipated next three months’ earnings. Although intended to hedge future earnings, these transactions are accounted as open currency positions and are subject to internal market risk VaR and stress loss limits.

Risk and treasury management

Treasury management

Capital management

Sufficient capital must be available to support business activities, in accordance with both our own internal assessment and the requirements of our regulators, in particular our lead regulator FINMA.

     We aim to maintain sound capital ratios at all times, and we therefore consider not only the current situation but also projected developments in both our capital base and capital requirements. The main tools by which we manage our capital ratios are active management of own shares, capital instruments, dividends, and risk-weighted assets (RWAs).

Capital adequacy management

Ensuring compliance with minimum regulatory capital requirements and target capital ratios is central to capital adequacy management. In this ongoing process, we manage towards tier 1 and total capital target ratios. In the target setting process we take into account the regulatory minimum capital requirements, regulators’ expectations that we hold additional capital above minimum requirements, our internal assessment of aggregate risk exposure in terms of capital-at-risk, the views of rating agencies and comparisons with peer institutions considering our business mix and market presence.

è	Refer to the “Risk management and control” section of this report for more information on earnings-at-risk and capital-at-risk

Regulatory requirements

We are subject to FINMA regulatory capital requirements, which result in higher RWA than under BIS guidelines.
è	Refer to the additional capital management disclosure in the “Basel II Pillar 3” section of this report

     To allow for comparability, published RWA are determined in accordance with the BIS guidelines. For the determination of the eligible capital, there are no differences between the BIS guidelines and FINMA regulations.

In 2009, we complied with all externally imposed capital requirements.

Regulatory developments

In July 2009, the Basel Committee on Banking Supervision (the Committee) published the revised Basel II market risk framework and issued enhancements to the Basel II framework. Swiss banks are expected to comply with the revised requirements by 1 January 2011.

     The revisions to the Basel II market risk framework aim to address perceived shortcomings in the current VaR framework, most notably by introducing new capital requirements to incorporate effects of “stressed markets”. This is achieved by introducing a new incremental risk charge that accounts for default and migration risk of trading book positions and a stressed VaR requirement taking into account a one-year observation period relating to significant losses, which must be calculated in addition to the VaR based on the most recent one-year observation period. Furthermore, securitization positions, even though held for trading, will attract banking book capital charges.

The enhanced Basel II framework introduces higher risk weights for resecuritization exposures, to better reflect the inherent risk in these products, and requires banks to conduct more rigorous credit analyses of externally rated securitization exposures. The Committee also issued valuation guidance for all illiquid positions accounted for at fair value.
Additionally, the Group of Central Bank Governors and Heads of Supervision (the oversight body of the Committee) met in September 2009 to review a comprehensive set of measures to strengthen the regulation, supervision and risk management of the banking sector. In December 2009, the Committee issued a package of proposals to strengthen global capital and liquidity regulations to promote a more resilient banking sector. Based on the above, the Committee initiated a comprehensive impact assessment of the capital and liquidity standards, which will be carried out in the first half of 2010. The Committee will also consider appropriate transition and grandfathering arrangements. Together, these measures are intended to promote a better balance between financial innovation, economic efficiency, and sustainable growth in the long run.
As disclosed in our 2008 financial report, FINMA introduced a minimum leverage ratio and higher target capital ratios for the two largest Swiss banks. Public statements by FINMA officials and by the Swiss National Bank suggest that Swiss authorities are actively considering what further measures should be taken to reduce the systemic risk associated with Switzerland’s two largest banks, including measures relating to capital, liquidity and structure. It would be premature to conclude whether these considerations will lead to further changes, and what effect such changes might have on our business and strategic direction. We continue to monitor all regulatory developments and will take necessary steps as required.

Risk and treasury management

BIS Capital ratios

The BIS capital ratios compare eligible capital (tier 1 and total capital) with total RWA.

     At year-end 2009, the tier 1 ratio amounted to 15.4% and the total capital ratio to 19.8%, up from 11.0% and 15.0%, respectively, on 31 December 2008. In this period, RWA declined to CHF 206.5 billion from CHF 302.3 billion, while tier 1 capital decreased to CHF 31.8 billion from CHF 33.2 billion.

è	Refer to the discussion on “Capital adequacy” and “Eligible capital” in this section for more information

Capital requirements

Our capital requirements are based on our consolidated financial statements in accordance with IFRS, adjusted for regulatory differences. Under IFRS, subsidiaries and special purpose entities that are directly or indirectly controlled by UBS must be consolidated, whereas for regulatory capital purposes, different consolidation principles apply. For example, subsidiaries that are not active in the banking and finance business are not consolidated.

è	Refer to the additional capital management disclosure in the “Basel II Pillar 3” section of this report
On 31 December 2009 BIS RWA were CHF 206.5 billion, compared with CHF 302.3 billion at year-end 2008. The analysis by component is as follows:

Credit risk

RWA for credit risk amounted to CHF 140.5 billion on 31 December 2009, compared with CHF 222.6 billion on 31 December 2008. The reduction was primarily related to lower derivatives RWA of CHF 42.1 billion and reduced loan book RWA of CHF 25.8 billion. The loan book decrease occurred mainly in the Investment Bank and Wealth Management & Swiss Bank. Further, RWA declined for security finance transactions, committed credit lines and guarantees as well as seed money exposures. In addition, a CHF 2.0 billion RWA reduction stemmed from the UBS Pactual sale.

è	Refer to the “Credit risk” section of this report for more information

Non-counterparty related assets

RWA for non-counterparty related assets amounted to CHF 7.0 billion on 31 December 2009, compared with CHF 7.4 billion on 31 December 2008.

Market risk

In 2009, RWA for market risk decreased by CHF 14.8 billion to CHF 12.9 billion on 31 December 2009. This was due to the inclusion of credit valuation adjustments in regulatory VaR, reduced risk positions in the trading book as well as lower regulatory VaR multipliers.

è	Refer to the “Market risk” section of this report for further information

Operational risk

RWA for operational risk increased to CHF 46.1 billion on 31 December 2009 from CHF 44.7 billion on 31 December 2008. This was related to the recognition of the US cross-border case and the regular scenario recalibration of operational risk events during 2009, which were partly offset by comparably low other operational risk losses experienced during 2009.

è	Refer to the “Operational risk” section of this report for further information

Risk and treasury management
Treasury management

Eligible capital

Eligible capital, the capital available to support RWA, consists of tier 1 and tier 2 capital. To determine eligible tier 1 and total capital, specific adjustments must be made to equity attributable to our shareholders as defined by IFRS and as shown on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value.

Tier 1 capital

BIS tier 1 capital amounted to CHF 31.8 billion on 31 December 2009, down from CHF 33.2 billion on 31 December 2008. The decrease in BIS tier 1 capital of CHF 1.4 billion is attributable to the CHF 2.7 billion loss recognized under IFRS, CHF 1.8 billion of own shares related components, CHF 2.8 billion capital impact related to coupon payments in connection with the mandatory convertible notes (MCNs) issued in March 2008 and the MCNs issued in December 2008, of which the latter was redeemed in August 2009. Further CHF 1.0 billion was due to changes in tier 1 deduction items and CHF 0.2 billion from other effects including FX. These negative impacts were partly offset by the CHF 3.8 billion share issuance in June 2009, an adjustment for capital purposes of CHF 2.1 billion for losses on own credit and the positive effect of CHF 1.2 billion from the sale of UBS Pactual.

Hybrid tier 1 capital
These instruments are perpetual and can only be redeemed if they are called by the issuer after having received regula-

tory approval. The payment of interest is subject to compliance with minimum capital ratios and other requirements. Any missed payment is non-cumulative. As of 31 December 2009, our hybrid tier 1 instruments amounted to CHF 7.2 billion. Under IFRS, these instruments are accounted for as equity attributable to minority interests.

Tier 2 capital

These instruments consist mainly of our subordinated long-term debt that ranks senior to both our shares and hybrid tier 1 instruments but is subordinated to all our senior obligations. Tier 2 capital net of tier 2 deductions accounted for CHF 9.1 billion in total capital as of year-end 2009.

è	Refer to the “Shares and capital instruments” section of this report for details about our issuance of capital securities during 2009, including hybrid tier 1 instruments and tier 1 instruments

Transfer of capital within UBS Group

Under Swiss company law, UBS is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of UBS Group. The legal entity structure of the Group is designed to support our businesses within an efficient legal, tax, regulatory and funding framework. We enter into intragroup transactions in order to provide funding and capital to individual UBS entities. As of 31 December 2009, we were not aware of any material restrictions, or other major impediments, concerning the transfer of funds or regulatory capital within the Group apart from those which apply to these entities by way of local laws and regulations.

Capital adequacy
CHF million, except where indicated	31.12.09	31.12.08

BIS tier 1 capital	31,798	33,154

of which: hybrid tier 1 capital	7,224	7,393

BIS total capital	40,941	45,367

BIS tier 1 capital ratio (%)	15.4	11.0

BIS total capital ratio (%)	19.8	15.0

BIS risk-weighted assets	206,525	302,273

of which: credit risk[1]	140,494	222,563

of which: non-counterparty related risk	7,026	7,411

of which: market risk	12,861	27,614

of which: operational risk	46,144	44,685

[1] Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Risk and treasury management

Capital components
CHF million	31.12.09	31.12.08

BIS tier 1 capital prior to deductions	47,367	48,758

of which: paid-in share capital	356	293

of which: share premium, retained earnings, currency translation differences and other elements	39,788	41,072

of which: non-innovative hybrid tier 1 capital instruments	1,785	1,810

of which: innovative hybrid tier 1 capital instruments	5,438	5,583

Less: treasury shares/deduction for own shares[1]	(2,424)	(1,488)

Less: goodwill & intangible assets	(11,008)	(12,950)

Less: other deduction items[2]	(2,138)	(1,167)

BIS tier 1 capital	31,798	33,154

Upper tier 2 capital	50	1,090

Lower tier 2 capital	11,231	12,290

Less: other deduction items[2]	(2,138)	(1,167)

BIS total capital	40,941	45,367

[1] Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards and iii) accrual build for upcoming share awards.
[2] Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss on advanced internal rating-based portfolio less general provisions (if difference is positive); expected loss for equities (simple risk weight method); first loss positions from securitization exposures.

IFRS equity to BIS tier 1 capital

The main differences between IFRS equity attributable to shareholders and tier 1 capital result from:
–	An increase in BIS share premium of which CHF 3.7 billion stems from the MCNs issued in March 2008 and the outstanding accrual related to the MCN coupon of CHF 0.2 billion.
–	The difference of CHF 1.2 billion in Net income recognized directly in equity, net of tax is due to fair value changes recorded directly in equity under IFRS from Financial investments available-for-sale and cash flow hedges (reduction of CHF 1.6 billion). This was partly offset by CHF 0.4 billion of foreign currency translation differences due to a different regulatory scope of consolidation.
–	The increase of BIS share premium of CHF 3.7 billion resulted in an equivalent reduction of the IFRS retained earnings which were reduced for gains on own credit net of tax of CHF 0.8 billion related to the application of the fair value option under IAS 39 and CHF 0.2 billion related to different regulatory scope of consolidation.
–	Removing minority interests of CHF 0.3 billion for regulatory purposes not eligible as tier 1 capital.
–	A negative adjustment in Treasury shares/deduction for own shares of CHF 1.4 billion mainly due to accruals for upcoming share awards.

Reconciliation of International Financial Reporting Standards equity to BIS tier 1 capital
	31.12.09
CHF million	IFRS view [1]	Reconciliation items	BIS view

Share capital	356	0	356

Share premium	34,786	3,888	38,674

Net income recognized directly in equity, net of tax	(4,875)	(1,214)	(6,089)

Revaluation reserve from step acquisitions, net of tax	38	0	38

Retained earnings	11,751	(4,687)	7,064

Equity classified as obligation to purchase own shares	(2)	2	0

Equity attributable to minority interests	7,620	(295)	7,325

Treasury shares/deduction for own shares[2]	(1,040)	(1,384)	(2,424)

Total equity/gross tier 1 including MCNs and hybrid tier 1 instruments	48,633	(3,690)	44,944

Less: goodwill, intangible assets and other deduction items			(13,146)[3]

Less: accrual for expected future dividend payments			0

Eligible BIS tier 1 capital			31,798

[1]  International Financial Reporting Standards (IFRS).    [2]  Generally, treasury shares are fully deducted from equity under IFRS, whereas for capital adequacy purposes this position covers the following: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accrual build for upcoming share awards.   [3] “Other deduction items” include primarily 50% of the deductions for net long position of non-consolidated participations in the finance sector, expected loss on advanced internal rating-based approach portfolio less general provisions (if difference is positive); expected loss for equities (simple risk weight method); first loss positions from securitization exposures.

Risk and treasury management
Treasury management

FINMA leverage ratio
As disclosed in our 2008 financial report, FINMA introduced a minimum leverage ratio of 3% on Group level and expects that, in normal times, the ratio will be well above this. The FINMA leverage ratio is being progressively implemented until it is fully applicable on 1 January 2013.
     On 31 December 2009, our Group FINMA leverage ratio improved to 3.93%, compared with the 31 December 2008 ratio of 2.45%. During the year, average total assets prior to deductions decreased by CHF 785.5 billion, or 36%, to CHF 1,426.2 billion as a result of our continued efforts to reduce the balance sheet size. The reduction in average total adjusted assets was even more pronounced, falling by 40% to CHF 809.4 billion, more than compensating for the 4% decrease in BIS tier 1 capital (as discussed earlier within this section). The table below shows the FINMA leverage ratio calculation for the Group.
Equity attribution framework
In first quarter 2008, we implemented a new framework for attributing equity capital to our businesses. This reflects our overarching objectives of maintaining a strong capital base and guiding businesses towards activities with the best balance among profit potential, risk and capital usage. Within this framework, the Group Asset and Liability Management Committee (Group ALCO) attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets.
     The design of the equity attribution framework enables us to:
–	Calculate and assess return on attributed equity (RoaE) in each of our businesses. RoaE and return on BIS RWA are disclosed for all business groups and units.

–	Integrate Group-wide capital management activities with those at business group and business unit levels.

–	Measure performance in a consistent manner across business divisions and business units.

–	Make better comparisons between our businesses and those of competitors.
     The framework operates as follows: First, each business is attributed an amount of equity equal to the average book value of goodwill and intangible assets, as reported for that business division or business unit according to IFRS. Next, the Group ALCO considers a number of factors that drive required capital, including:
–
Equity requirements based on aggregated risk exposure, including the potential for losses exceeding our earnings capacity as defined by the firm’s risk-based capital. At certain other institutions, this factor is referred to as “Economic Capital”.

–	Regulatory capital requirements which are based on RWA usage of the businesses.

–	The asset size of the businesses is capitalized with a specific leverage ratio.
     After reviewing the results of this formulaic approach, the Group ALCO makes adjustments to the final tangible equity

FINMA leverage ratio calculation

CHF billion, except where indicated	Average 4Q09	Average 4Q08

Total assets (IFRS) prior to deductions[1]	1,426.2	2,211.7

Less: netting of replacement values[2]	(420.9)	(653.5)

Less: loans to Swiss clients (excluding banks)[3]	(161.4)	(165.5)

Less: cash and balances with central banks	(22.1)	(26.0)

Less: other[4]	(12.4)	(14.6)

Total adjusted assets	809.4	1,352.1

BIS tier 1 capital (at year-end)	31.8	33.2

FINMA leverage ratio (%)	3.93	2.45

[1] Total assets are calculated as the average of the month-end values for the three months in the calculation period.   [2] Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   [3] Includes mortgage loans to international clients for properties located in Switzerland.   [4] Refer to the “Capital components” table in this section for more information on deductions of assets from BIS tier 1 capital.

Risk and treasury management

attribution to reflect the amount of equity it believes is appropriate for each business. This assessment is based on the expectations of the business’s clients and the business environment, including allowing for sufficient capital to support the business’s underlying risks and sustain extreme stress scenarios. The amount of equity attributed to all the businesses corresponds to the amount that we believe is required to maintain a strong capital base and support our businesses adequately. If the total equity attributed to the businesses differs from the Group’s actual equity during a particular period, the surplus or deficit is reflected in the Corporate Center.
     The amount of equity attributed to each division is an important input into the calculation of economic profit for that division. That is, broadly speaking, economic profit equals profits minus attributed equity multiplied by cost of equity.
     As outlined in the table “Average attributed equity”, the amount of average equity attributed to the Investment Bank was reduced by CHF 2.0 billion due to lower risk exposures from fourth quarter 2008 to fourth quarter 2009. During the same period, the average equity attributed to Wealth Management Americas decreased by CHF 1 billion, while Global Asset Management’s average attributed equity was reduced by CHF 0.5 billion.
     If equity attributable to minority interests (which primarily consists of tier 1 capital instruments issued by us) were included, then our total equity would roughly equal the equity attributed to the business divisions, as shown in the table below.

Average attributed equity

CHF billion	4Q09	4Q08

Wealth Management & Swiss Bank	9.0	9.0

Wealth Management Americas	8.0	9.0

Global Asset Management	2.5	3.0

Investment Bank	24.0	26.0

Corporate Center	1.0	1.0

Surplus/(Deficit)	(4.2)	(8.5)

Average equity attributable to UBS shareholders	40.3	39.5

Average excess total equity

CHF billion	4Q09	4Q08

Average equity attributable to UBS shareholders	40.3	39.5

Average equity attributable to minority interests	7.7	8.2

Pro forma average total equity	47.9	47.7

Average equity attributed to business divisions and CC	44.5	48.0

Average excess total equity	3.4	(0.3)

Risk and treasury management
Treasury management
Shares and capital instruments

Shares
UBS shares and tier 1 capital
The majority of our tier 1 capital comprises share premium and retained earnings attributed to UBS shareholders. As of 31 December 2009, total IFRS equity attributable to our shareholders amounted to CHF 41,013 million, and was represented by a total of 3,558,112,753 issued UBS shares, of which 37,553,872 (1.1%) were held by us. Each share has a par value of CHF 0.10, and entitles the holder to one vote at the shareholders’ meeting and to a proportionate share of the dividend that is distributed. There are no preferential rights for shareholders and no other classes of shares are issued by the Parent Bank directly.
     In 2009, the shares issued were increased by a total of 625,532,204. This increase was due to the issuance of newly created shares for a share placement with institutional investors in June (293,258,050 shares placed at CHF 13 each), the early conversion of MCNs by the Swiss Confederation in August (332,225,913 shares) plus a small number of exercises of employee options (48,241 shares). Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase or the creation of conditional or authorized capital. The table below lists all shareholder-approved issuance of shares in existence as per year end 2009. We have as an objective to source growth and dividends from retained earnings and not to dilute shares by the issuance of additional shares unless it is warranted by stressed financial market conditions or from regulators.
Holding of UBS shares
We hold own shares for two main purposes: in Group Treasury to cover employee share and option programs and in the Investment Bank, to a limited extent, for trading purposes where it engages in market-making activities in UBS shares and related derivative products.
     The holding of treasury shares on 31 December 2009 decreased to 37,553,872 or 1.1% of shares issued, from 61,903,121 or 2.1% on the same date one year prior.
     In 2009, a limited number of employee options were exercised and an additional 88.7 million new options were granted. As of 31 December 2009, 27.7 million shares were available to cover employee share delivery obligations and an additional 150 million unissued shares in conditional share capital are assigned to cover future employee option exercises. At year-end 2009, the shares available covered all exercisable in-the-money employee obligations.

Shares issued

For the year ended

Number of shares	31.12.09

Balance at the beginning of the year	2,932,580,549

Issue of shares for capital increase (conversion December 2008 MCN)	332,225,913

Issue of shares for capital increase (share placement)	293,258,050

Issue of shares for employee options	48,241

Balance at the end of the year	3,558,112,753

Shareholder-approved issuance of shares

		Year approved by
	Maximum number of	shareholder general	% of shares issued
	shares to be issued	meeting	31.12.09

Authorized capital

Capital increase	5,001,246	2008	0.14

Conditional capital

March 2008 mandatory convertible notes	277,750,000	2008	7.81

SNB warrants	100,000,000	2009	2.81

Employee equity participation plans of UBS AG	149,994,296	2006	4.22

Employee stock ownership plan of former PaineWebber	29,350	2000	0.00

Risk and treasury management

     The presentation in the table below shows the purchase of our shares by treasury and does not include activities of the Investment Bank.
Treasury shares held by the Investment Bank
The Investment Bank, acting as liquidity provider to the equity index futures market and as a market maker in our shares and derivatives, has issued derivatives linked to our stock. Most of these instruments are classified as cash-settled derivatives and are primarily issued to meet client demand and for trading purposes. To hedge the economic exposure, a limited number of our shares are held by the Investment Bank.
Capital instruments
Mandatory convertible notes
As part of the measures taken to strengthen our capital base in 2008, we issued two MCNs, with principal amounts of CHF 13 billion in private placements with two financial investors and CHF 6 billion to the Swiss Confederation.
     The CHF 6  billion issued to the Swiss Confederation was converted early into 332,225,913 UBS shares on 25 August 2009, whereas the remaining CHF 13 billion convertible notes will expire on 5 March 2010, leading to the expected issuance of 272,651,005 shares from conditional capital to the holders of the mandatory convertible notes.
Hybrid tier 1 capital
Hybrid tier 1 instruments represent innovative and non-innovative perpetual instruments. They are accounted for under minority interests in the IFRS equity. We did not issue hybrid tier 1 instruments in 2009. As of 31 December 2009, we have CHF 7,224 million of such instruments in various currencies outstanding. Hybrid tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer. If such a call is not exercised at the respective call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or our subsidiaries and rank senior to our shares in dissolution. Payments under the instruments are subject to adherence to our minimum capital ratios. Any missed payment is non-cumulative.

Treasury share activities

	Treasury shares purchased for employee share
	and option participation plans and acquisitions[1]		Total number of shares
			Number of shares
Month of purchase	Number of shares	Average price in CHF	(cumulative)	Average price in CHF

January 2009	0	0.00	0	0.00

February 2009	4,982,914	10.93	4,982,914	10.93

March 2009	15,000,000	12.00	19,982,914	11.73

April 2009	0	0.00	19,982,914	11.73

May 2009	0	0.00	19,982,914	11.73

June 2009	0	0.00	19,982,914	11.73

July 2009	0	0.00	19,982,914	11.73

August 2009	672,876	16.02	20,655,790	11.87

September 2009	2,661,037	18.85	23,316,827	12.67

October 2009	0	0.00	23,316,827	12.67

November 2009	0	0.00	23,316,827	12.67

December 2009	1,050,000	16.03	24,366,827	12.81

1 This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by us for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes UBS shares purchased by pension and retirement benefit plans for our employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 1,391,350 UBS shares during the year and held 4,095,850 UBS shares as at 31 December 2009.
Conversion price and number of shares

		Amount				Conversion price per		Conversion into
	Coupon	(CHF billion)	Issuance date	Conversion period /maturity		UBS share (CHF)		number of UBS shares

MCNs	9%	13	5 March 2008	6 September 2008	5 March 2010	47.68	[1]	272,651,005

1 Adjusted for dilution effects on the capital increase in June 2009.

Risk and treasury management
Treasury management

Tier 2 capital
The major element in tier 2 capital consists of subordinated long-term debt. Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. They accounted for CHF 11,231 million in total capital as of year-end 2009. Tier 2 instruments rank senior to both our shares and to hybrid tier 1 instruments but are subordinated to all our senior obligations.
Distributions to shareholders
The decision whether to pay a dividend, and the level of the dividend, are dependent on our targeted capital ratios and its cash flow generation. In line with Swiss law, a dividend may only be paid out of an annual profit. The decision on dividend payments is proposed by the BoD to the shareholders and is subject to their approval at the Annual General Meeting. The BoD has decided not to propose any dividend for the financial year 2009.

Risk and treasury management
UBS shares in 2009
UBS share price chart vs DJ Banks Titans 30 Index
UBS shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE). Only a small volume of UBS shares has been traded on the TSE in recent years. On 4 February 2010 UBS AG’s Board of Directors decided to delist the firm’s shares from the TSE. Pending the TSE’s approval of the delisting application, we expect de-listing to take place in the second quarter of 2010.

è	Refer to the “Capital structure” section of this report for more information on UBS shares including par value, type and rights of security
     Over the course of 2009, UBS shares rose 8% on the SIX Swiss Exchange and 11% in US dollar terms on the NYSE, underperforming the global banking sector as measured by the Dow Jones Banks Titans Index which increased 35%. The MSCI World and the S&P 500 were up 28% and 26%, respectively.
Share liquidity
During 2009, the daily average volume in UBS shares on the SIX Swiss Exchange was 20.3 million shares. On the NYSE, it was 0.9 million shares. The SIX Swiss Exchange trades a higher volume of UBS shares, and as such, it is expected to remain the main factor determining the movement in our share price.

Market capitalization1
CHF billion
1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares issued as of 31 December 2009 and as of 31 December 2008 do not reflect the 272.7 million UBS shares to be issued through the conversion of mandatory convertible notes placed with two investors in March 2008. In addition, the total UBS ordinary shares as of 31 December 2008 do not reflect the 332.2 million shares issued through the conversion of mandatory convertible notes issued in December 2008 and converted in August 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.
Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN	CH0024899483

Valoren	2.489.948

Cusip	CINS H89231 33 8

Risk and treasury management
Treasury management

     During the hours in which both the SIX Swiss Exchange and NYSE are simultaneously open for trading (currently 3:30 p.m. to 5:30 p.m. Central European Time), price differences are likely to be arbitraged away by professional market-makers. The NYSE price will therefore typically be expected to depend on both the SIX Swiss Exchange price and the prevailing US dollar/Swiss franc exchange rate. When the SIX Swiss Exchange is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in UBS shares on the NYSE is required to facilitate sufficient liquidity and maintain an orderly market in UBS shares.

UBS share data

	As of
Registered shares	31.12.09	31.12.08	31.12.07

Total ordinary shares issued	3,558,112,753	2,932,580,549	2,073,547,344

Treasury shares	37,553,872	61,903,121	158,105,524

Weighted average shares (for basic EPS calculations)	3,661,086,266	2,792,023,098	2,182,836,078

Weighted average shares (for diluted EPS calculations)	3,661,841,214	2,793,174,654	2,184,303,404

	For the year ended
CHF	31.12.09	31.12.08	31.12.07

Earnings per share (EPS)

Basic EPS	(0.75)	(7.63)	(2.40)

Basic EPS from continuing operations	(0.74)	(7.68)	(2.59)

Diluted EPS	(0.75)	(7.63)	(2.41)

Diluted EPS from continuing operations	(0.74)	(7.69)	(2.59)

UBS shares and market capitalization

	As of			% change from
	31.12.09	31.12.08	31.12.07	31.12.08

Share price (CHF)	16.05	14.84	46.60	8

Market capitalization (CHF million)[1]	57,108	43,519	108,654	31

[1] Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares issued as of 31 December 2009 and as of 31 December 2008 do not reflect the 272.7 million UBS shares to be issued through the conversion of mandatory convertible notes placed with two investors in March 2008. In addition, the total UBS ordinary shares as of 31 December 2008 do not reflect the 332.2 million shares issued through the conversion of mandatory convertible notes issued in December 2008 and converted in August 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

Trading volumes

	For the year ended
1000 shares	31.12.09	31.12.08	31.12.07

SIX Swiss Exchange total	5,105,358	7,174,486	4,079,863

SIX Swiss Exchange daily average	20,340	28,584	16,451

NYSE total	222,052	539,856	304,446

NYSE daily average	881	2,134	1,213

Source: Thomson Reuters

Risk and treasury management
Stock exchange prices1

	SIX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2009	19.65	8.20	16.05	19.31	7.06	15.51

Fourth quarter 2009	19.34	14.76	16.05	19.18	15.03	15.51

December	16.67	15.56	16.05	16.49	15.03	15.51

November	17.86	14.76	15.58	17.60	15.36	15.69

October	19.34	16.90	17.30	19.18	16.47	16.59

Third quarter 2009	19.65	12.50	18.97	19.31	11.25	18.31

September	19.64	17.66	18.97	19.31	16.64	18.31

August	19.65	14.95	19.54	18.55	14.10	18.32

July	15.94	12.50	15.61	14.80	11.25	14.74

Second quarter 2009	17.51	10.56	13.29	15.82	9.40	12.21

June	16.40	12.95	13.29	15.82	12.17	12.21

May	17.51	14.12	15.93	15.82	12.92	15.03

April	16.27	10.56	15.95	14.25	9.40	13.64

First quarter 2009	17.00	8.20	10.70	15.31	7.06	9.43

March	13.69	8.20	10.70	12.35	7.06	9.43

February	14.33	9.35	11.06	12.37	8.08	9.05

January	17.00	11.22	14.64	15.31	10.00	12.45

2008	45.98	10.67	14.84	46.40	8.33	14.30

Fourth quarter 2008	24.00	10.67	14.84	21.30	8.33	14.30

Third quarter 2008	25.76	15.18	18.46	23.07	12.22	17.54

Second quarter 2008	35.11	20.96	21.44	36.02	20.41	20.66

First quarter 2008	45.98	21.52	25.67	46.40	22.33	28.80

2007	71.95	42.69	46.60	66.26	43.50	46.00

Fourth quarter 2007	61.05	42.69	46.60	58.01	43.50	46.00

Third quarter 2007	66.88	53.67	55.67	62.34	49.84	53.25

Second quarter 2007	71.55	63.72	65.46	66.26	58.73	60.01

First quarter 2007	71.95	59.76	64.21	64.30	55.40	59.43

2006	71.06	53.23	65.86	63.39	48.34	60.33

Fourth quarter 2006	71.06	62.88	65.86	63.39	58.50	60.33

Third quarter 2006	66.52	53.23	66.52	59.77	48.34	59.31

Second quarter 2006	66.97	54.31	59.32	61.70	49.36	54.85

First quarter 2006	64.05	55.60	63.39	55.55	48.66	54.99

2005	56.39	41.19	55.38	49.30	38.47	47.58

Fourth quarter 2005	56.39	46.52	55.38	49.30	40.73	47.58

Third quarter 2005	49.84	43.60	48.69	43.49	38.55	42.75

Second quarter 2005	45.68	41.37	44.27	43.06	38.47	38.93

First quarter 2005	46.70	41.19	44.71	45.10	39.61	42.20

[1] Historical share price adjusted for the rights issue and stock dividend 2008.

Risk and treasury management
Basel II Pillar 3
Basel II Pillar 3

Introduction
We operate under the Basel II capital adequacy framework. This framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. The aim of Basel II Pillar 3 is to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.
     The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.
     This section presents our Basel II Pillar 3 disclosures as of 31 December 2009 and consists mainly of quantitative disclosures complemented with explanatory texts where needed.
è	Qualitative disclosures related to our risk management and control, definitions and risk exposures as well as to capital management can be found in the “Risk management and control” and “Treasury management” sections of this report

Overview of disclosures
The following table provides an overview of our Basel II Pillar 3 disclosures:

Basel II Pillar 3 requirement	Disclosure in the annual report

Capital structure	“Capital management” section of this report

Capital adequacy	“Capital management” and “Basel II Pillar 3” sections of this report

Risk management objectives, policies and methodologies (qualitative disclosures)	“Risk management and control” section of this report

Credit risk	“Basel II Pillar 3” section of this report

Investment positions	“Basel II Pillar 3” section of this report

Market risk	“Risk management and control” section of this report

Securitization	“Basel II Pillar 3” section of this report

Operational risk	“Risk management and control” section of this report

Interest rate risk in the banking book	“Basel II Pillar 3” section of this report

Description of risk exposure measures and capital requirements
In certain cases, our Pillar 3 disclosures may differ from the way we manage our risks and how these risks are disclosed in our quarterly reports and in other sections of this annual report. The naming conventions for the “Exposure segments” used in the following tables are based on the Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. For example, “Sovereigns” under the BIS naming convention equate to “Central governments and central banks” as used under the Swiss and EU regulations. Similarly, “Banks” equate to “Institutions” and “Residential mortgages” equate to “Claims secured on residential real estate.” The table on the next page provides a more detailed summary of the approaches we use for the main risk categories for the determination of regulatory capital.
Additional capital management disclosures
Although we determine published risk-weighted assets (RWA) according to the Basel II Capital Accord (BIS guidelines), our calculation of the regulatory capital requirement is based on the regulations of FINMA, which are more conservative and therefore resulting in higher RWA.
     Generally, the scope of consolidation for purposes of calculating these regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG which are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiary companies in the Group consolidated for IFRS purposes are listed in “Note 34 Significant subsidiaries and associates” in the “Financial information” section of this report. More specifically, the main differences in the basis of consolidation for IFRS and regulatory

Risk and treasury management

Category	UBS approach

Credit risk	Under the Advanced Internal Ratings Based (Advanced IRB) approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of our credit portfolio, we apply the Standardized approach, based on external ratings.

Non-counterparty related risk	Non-counterparty related assets such as our premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.

Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel II framework.

Equity exposures outside trading book	Simple risk weight method under the IRB approach.

Market risk	Regulatory capital requirement is derived from our Value at Risk (VaR) model, which is approved by FINMA.

Operational risk	We developed a model to quantify operational risk, which meets the regulatory capital standard under the Basel II Advanced Measurement Approach (AMA).

Securitization exposures	Securitization exposures in the banking book are assessed using the Ratings Based approach under the IRB, applying risk weights based on external ratings.

capital purposes relate to the following entity types and apply regardless of our level of control:
–	Real estate and commercial companies as well as collective investment schemes are not consolidated for regulatory capital purposes but are risk-weighted.

–	Insurance companies are not consolidated for regulatory capital purposes but are deducted from capital.

–	Securitization vehicles are not consolidated for regulatory capital purposes but are treated under the securitization framework.

–	Joint ventures that are controlled by two ventures are fully consolidated for regulatory capital purposes, whereas they are valued under equity method accounting for IFRS.
     The “Detailed segmentation of BIS risk-weighted assets” table below provides a granular breakdown of our risk-weighted assets. The table also shows the Net Exposure at Default (“Net EAD”) per category for the current disclosure period, which forms the basis for the calculation of the risk-weighted assets.
è	For further information on risk-weighted assets or the determination of the eligible capital, please refer to the “Capital management” section of this report

Detailed segmentation of BIS risk-weighted assets

	31.12.09							31.12.08
	Net EAD			Basel II RWA
CHF million		Advanced	[1]	Standardized	[2]	Total		Total

Credit risk	585,549	95,161		32,057		127,218		208,459

Sovereigns	128,957	6,680		380		7,060		10,196

Banks	109,049	16,651		1,654		18,305		28,209

Corporates	165,246	56,377		26,802		83,179		148,062

Retail

Residential mortgages	119,859	12,332		1,166		13,498		14,650

Lombard lending	58,723	2,682		0		2,682		4,502

Other retail	3,714	441		2,055		2,496		2,840

Securitization exposures	31,277	8,515				8,515		6,202

Non-counterparty related risk	19,499			7,026		7,026		7,411

Settlement risk (failed trades)	128	30		73		103		256

Equity exposures outside trading book	1,303	4,657	[3]			4,657		7,646

Market risk		12,861	[4]			12,861		27,614

Operational risk		46,144	[5]			46,144		44,685

Total BIS risk-weighted assets	637,756	167,369		39,156		206,525		302,273

Additional risk-weighted assets according to FINMA regulations[6]						19,103	[6]	32,620

Total FINMA risk-weighted assets						225,628	[7]	334,893

1 Internal ratings-based.   2 BIS defined standardized approach.   3 Simple risk weight method.   4 Value-at-Risk approach.   5 Advanced measurement approach (AMA).   6 Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a FINMA surcharge of 200% for RWA of non-counterparty related assets and additional FINMA capital requirements for market risk.   7 As of 31 December 2009, the FINMA tier 1 ratio amounts to 14.1% and the FINMA total capital ratio to 18.1%. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2009 Basel II capital requirements have to amount to at least 80% of Basel I capital requirements, FINMA RWA would increase by CHF 3.3 billion, resulting in a FINMA tier 1 ratio of 13.9% and a FINMA total capital ratio of 17.9%.

Risk and treasury management
Basel II Pillar 3

Credit risk
The tables in this section provide details on the exposures used to determine the firm’s credit risk regulatory capital. The parameters applied under the advanced IRB approach are generally based on the same methodologies, data and systems used by the firm for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section differs therefore from that disclosed in the “Risk management and control” section of this report. Similarly the regulatory capital prescribed measure of credit risk exposure also differs to that required under IFRS.
     With respect to the calculation of derivative exposures for determining our required regulatory capital, we have received approval from FINMA to apply the Effective Expected Positive Exposure (EPE) as defined in Annex 4 to the Basel II framework. For a minor part of the derivatives portfolio, we also apply the Current Exposure Method (based on the replacement value of derivatives in combination with a regulatory-prescribed add-on).
     The regulatory net credit exposure detailed in the tables in this section is shown as the Basel II EAD after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets in a segmentation which is consistent with the regulatory capital calculation.

Credit risk exposures and risk-weighted assets
This table shows the average exposure and the derivation of risk-weighted assets from the regulatory gross credit exposure.

					Average regulatory	Risk-weighted
	Exposure				risk-weighting[2]	assets
	Average		Less: regulatory
	regulatory gross	Regulatory gross	credit risk offsets	Regulatory net
CHF million	credit exposure	credit exposure	and adjustments[1]	credit exposure

Cash and balances with central banks	28,634	18,114	(98)	18,016	4%	662

Due from banks	27,789	26,842	(8,948)	17,893	20%	3,490

Loans	272,384	259,131	(10,183)	248,948	19%	48,363

Financial assets designated at fair value	10,613	9,386	(4,829)	4,557	33%	1,481

Off-balance sheet[3]	43,961	42,407	(344)	42,064	27%	11,417

Banking products	383,382	355,880	(24,402)	331,478	20%	65,413

Derivatives	118,749	96,063		96,063	39%	37,454

Securities financing	52,327	40,756		40,756	10%	4,147

Traded products	171,076	136,819		136,819	30%	41,601

Trading portfolio assets	27,172	25,803		25,803	28%	7,257

Financial investments available-for-sale[4]	35,623	79,680		79,680	2%	1,957

Accrued income and prepaid expenses	5,855	5,369	(69)	5,299	88%	4,663

Other assets	7,454	6,485	(14)	6,472	98%	6,326

Other products	76,104	117,336	(83)	117,253	17%	20,204

Total 31.12.09	630,562	610,036	(24,487)	585,549	22%	127,218

Total 31.12.08		715,064	(33,116)	681,947	31%	208,459

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.   2 The derivation of risk-weighted assets is based on the various credit risk parameters of the Advanced Internal Ratings Based (Advanced IRB) approach and the Standardized approach respectively.   3 Includes contingent claims and undrawn irrevocable credit facilities.   4 Financial investments available-for-sale exclude equity positions. Includes high-quality liquid short-term securities issued by governments and government-controlled institutions following our strategic decision to rebalance our liquidity reserve, which led to a shift from repurchase agreements and trading positions into debt instruments available-for-sale.

Risk and treasury management
Regulatory gross credit exposure by geographical region
This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The latter distribution is based on the legal domicile of the customer.

						Africa/	Total regulatory
	Switzer-	Other	North	Latin	Asia/	Middle	gross credit	Total regulatory
CHF million	land	Europe	America[1]	America	Pacific	East	exposure	net exposure

Cash and balances with central banks	2,974	7,525	4,195		3,420		18,114	18,016

Due from banks	642	17,392	4,384	169	3,889	365	26,842	17,893

Loans	158,684	22,420	58,381	3,741	12,662	3,242	259,131	248,948

Financial assets designated at fair value		1,760	7,255		345	25	9,386	4,557

Off-balance sheet	6,850	8,914	24,014	638	1,630	361	42,407	42,064

Banking products	169,151	58,012	98,229	4,549	21,947	3,993	355,880	331,478

Derivatives	6,192	44,131	33,694	488	10,467	1,091	96,063	96,063

Securities financing	7,176	14,266	12,282	37	6,786	210	40,756	40,756

Traded products	13,368	58,396	45,976	525	17,253	1,301	136,819	136,819

Trading portfolio assets		11,601	4,947	245	8,932	77	25,803	25,803

Financial investments available-for-sale[2]	655	24,765	50,175	3	3,950	132	79,680	79,680

Accrued income and prepaid expenses	365	718	4,087	21	159	19	5,369	5,299

Other assets	3,744	1,108	1,295	2	309	27	6,485	6,472

Other products	4,765	38,193	60,504	270	13,350	255	117,336	117,253

Total regulatory gross credit exposure 31.12.09	187,283	154,601	204,709	5,344	52,550	5,548	610,036	585,549

Total regulatory gross credit exposure 31.12.08	208,777	184,294	257,654	8,887	48,037	7,415	715,064	681,947

1 North America includes the Caribbean.   2 Financial investments available-for-sale exclude equity positions.
Regulatory gross credit exposure by counterparty type
This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by counterparty type. The classification of counterparty type applied here is also used for the grouping of the balance sheet.

			Public entities		Total
			(including	Banks and	regulatory
	Private		sovereigns and	multilateral	gross credit	Total regulatory
CHF million	individuals	Corporates[1]	central banks)	institutions	exposure	net exposure

Cash and balances with central banks			17,931	183	18,114	18,016

Due from banks			96	26,745	26,842	17,893

Loans	154,793	96,793	7,544		259,131	248,948

Financial assets designated at fair value		4,982	27	4,376	9,386	4,557

Off-balance sheet	3,259	36,882	1,045	1,221	42,407	42,064

Banking products	158,052	138,658	26,644	32,526	355,880	331,478

Derivatives	1,363	45,418	18,338	30,943	96,063	96,063

Securities financing	172	21,615	7,691	11,279	40,756	40,756

Traded products	1,535	67,033	26,030	42,222	136,819	136,819

Trading portfolio assets		8,652	16,760	391	25,803	25,803

Financial investments available-for-sale[2]	2	7,638	69,120	2,920	79,680	79,680

Accrued income and prepaid expenses	4,043	1,118	40	168	5,369	5,299

Other assets	1,380	4,231	123	751	6,485	6,472

Other products	5,425	21,639	86,043	4,230	117,336	117,253

Total regulatory gross credit exposure 31.12.09	165,012	227,330	138,717	78,977	610,036	585,549

Total regulatory gross credit exposure 31.12.08	165,016	344,012	89,627	116,408	715,064	681,947

1 Includes corporates and non-banks financial institutions.   2 Financial investments available-for-sale exclude equity positions.
è
Refer to the “Financial information” section of this report for more information. The counterparty type is different from the Basel II defined exposure segments used in certain other tables in this section

Risk and treasury management
Basel II Pillar 3
Regulatory gross credit exposure by residual contractual maturity
This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by maturity. The latter distribution is based on the residual contractual tenor.

					Total
					regulatory	Total regulatory
	Due in	Due over	Due over		gross credit	net credit
CHF million	1 year or less	1 year to 5 years	5 years	Other[1]	exposure	exposure

Cash and balances with central banks				18,114	18,114	18,016

Due from banks	3,008	299	130	23,405	26,842	17,893

Loans	101,202	77,379	40,942	39,607	259,131	248,948

Financial assets designated at fair value	1,059	6,040	1,339	949	9,386	4,557

Off-balance sheet	10,127	29,934	1,605	741	42,407	42,064

Banking products	115,395	113,651	44,016	82,817	355,880	331,478

Derivatives	34,959	24,551	36,553		96,063	96,063

Securities financing	9,338	2	116	31,300	40,756	40,756

Traded products	44,297	24,553	36,669	31,301	136,819	136,819

Trading portfolio assets	17,466	6,476	1,846	15	25,803	25,803

Financial investments available-for-sale[2]	71,888	6,971	819	1	79,680	79,680

Accrued income and prepaid expenses				5,369	5,369	5,299

Other assets				6,485	6,485	6,472

Other products	89,355	13,447	2,665	11,870	117,336	117,253

Total regulatory gross credit exposure 31.12.09	249,047	151,651	83,350	125,988	610,036	585,549

Total regulatory gross credit exposure 31.12.08	247,904	171,558	125,600	170,001	715,064	681,947

1 Includes positions without an agreed residual contractual maturity, for example loans without a fixed term, on which notice of termination has not been given.   2 Financial investments available-for-sale exclude equity positions.
Derivation of regulatory net credit exposure
This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced IRB approach and the Standardized approach. The table also provides a breakdown according to Basel II defined exposure segments.

	Advanced IRB	Standardized	Total	Total
CHF million	approach[1]	approach	31.12.09	31.12.08

Total regulatory gross credit exposure	463,836	146,200	610,036	715,064

Less: regulatory credit risk offsets and adjustments[2]	(18,310)	(6,176)	(24,487)	(33,116)

Total regulatory net credit exposure	445,526	140,024	585,549

Total 31.12.08	592,107	89,841		681,947

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	128,146	37,100	165,246	286,321

Sovereigns	36,163	92,794	128,957	70,089

Banks	103,280	5,769	109,049	142,473

Retail

Residential mortgages	118,213	1,646	119,859	118,540

Lombard lending	58,723		58,723	60,099

Other retail	1,000	2,715	3,714	4,426

Total regulatory net credit exposure	445,526	140,024	585,549

Total 31.12.08	592,107	89,841		681,947

1 Internal rating-based.   2 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.

Risk and treasury management
Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of collateral information, showing exposures covered by guarantees and those covered by credit derivatives, according to Basel II defined exposure segments. These are defined as follows:

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

–
Banks (“Institutions” under Swiss and EU regulations): consists of exposures towards banks, i.e. legal entities holding a banking license. It also includes those securities firms that are subject to supervisory and regulatory arrangements comparable to those applied to banks accord-

ing to the Basel II Revised Framework, including, in particular, risk-based capital requirements. Basel II also defines this regulatory exposure segment such that it contains exposures to public sector entities with tax raising power or whose liabilities are fully guaranteed by a public entity.

–
Residential mortgages (“Claims secured on residential real estate” under Swiss and EU regulations): consists of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.

–	Lombard lending: loans which are made against the pledge of eligible marketable securities or cash.

–	Other retail: consists of exposures to small businesses, private clients and other retail customers without mortgage financing.
The collateral amounts in the table reflect the values used for determining regulatory capital. However, we utilize credit hedging to reduce concentrated exposure to individual names or sectors or in specific portfolios, which is not fully reflected in the regulatory numbers in this section.

	Exposure covered by	Exposure covered by
CHF million	guarantees[1]	credit derivatives

Exposure segment

Corporates	3,359	23,991

Sovereigns	334	47

Banks	380	940

Retail

Residential mortgages	11	0

Lombard lending	611	0

Other retail	50	0

Total regulatory gross credit exposure 31.12.09	4,746	24,978

Total regulatory gross credit exposure 31.12.08	4,302	28,368

1 Includes guarantees and stand-by-letters of credit provided by third parties, mainly banks.

Risk and treasury management
Basel II Pillar 3
Advanced IRB approach
Advanced IRB1 approach: regulatory net credit exposure by UBS-internal rating
This table provides a breakdown of the regulatory net credit exposure of our credit portfolio using the advanced IRB approach according to our internal rating classes.

	UBS-internal rating						Total	Total
	Investment grade			Sub-investment grade		Defaulted[2]	regulatory	regulatory
							net credit	net credit
							exposure	exposure
CHF million	0/1	2/3	4/5	6–8	9–13		31.12.09	31.12.08

Regulatory net credit exposure-weighted average PD	0.009%	0.057%	0.279%	0.955%	5.742%		0.548%	0.484%

Exposure segment

Corporates	4,187	45,381	31,940	26,991	14,306	5,341	128,146	237,704

Sovereigns	18,491	17,103	465	26	71	8	36,163	45,270

Banks	5,069	86,579	10,036	1,330	231	35	103,280	130,493

Retail

Residential mortgages	1	5,425	53,979	52,732	5,477	599	118,213	116,539

Lombard lending		50,462	4,630	2,812	703	116	58,723	60,099

Other retail		135	70	768	18	9	1,000	2,002

Total 31.12.09	27,748	205,085	101,119	84,659	20,805	6,109	445,526

Total 31.12.08	61,691	261,108	134,083	102,651	24,929	7,644		592,107

1 Internal rating-based.   2 Values of defaulted derivative contracts are based on replacement values including “add-ons” used in the calculation of regulatory capital.
Advanced IRB1 approach: exposure-weighted average loss given default (LGD) by UBS-internal rating
This table provides a breakdown of the net exposure-weighted average loss given default for our credit portfolio exposures calculated using the advanced IRB approach, according to our internal rating classes. Undrawn commitments included in the advanced IRB approach are CHF 57.8 billion with an EAD of CHF 30.2 billion and an average regulatory risk-weighting of 27%.

	UBS-internal rating					Regulatory	Regulatory
	Investment grade			Sub-investment grade		net credit	net credit
						exposure-	exposure-
						weighted average	weighted average
						LGD (%)	LGD (%)
CHF million	0/1	2/3	4/5	6–8	9–13	31.12.09	31.12.08

Regulatory net credit exposure-weighted average LGD (%)

Corporates	39	34	32	32	25	31	35

Sovereigns	38	50	64	37	30	44	37

Banks	23	28	38	41	47	29	26

Retail

Residential mortgages	10	10	10	10	11	10	11

Lombard lending		20	20	20	20	20	20

Other retail		20	12	40	16	35	40

Average 31.12.09	35	29	20	18	21	25

Average 31.12.08	25	28	26	21	26		26

1 Internal rating-based.

Risk and treasury management
Advanced IRB1 approach: exposure-weighted average risk weight by UBS-internal rating
This table provides a breakdown of the net exposure-weighted average risk-weight for our credit portfolio exposures calculated using the advanced IRB approach according to our internal rating classes.

	UBS-internal rating					Regulatory net	Regulatory net
	Investment grade			Sub-Investment grade		credit exposure-	credit exposure-
						weighted average	weighted average
						risk weight (%)	risk weight (%)
CHF million	0/1	2/3	4/5	6–8	9–13	31.12.09	31.12.08

Regulatory net credit exposure-weighted average risk weight (%)

Corporates	15	17	36	59	83	42	39

Sovereigns	3	32	60	65	106	17	19

Banks	8	11	40	79	154	15	17

Retail

Residential mortgages	1	2	5	12	29	10	10

Lombard lending		3	11	6	30	4	6

Other retail		3	6	51	24	42	43

Average 31.12.09	5	12	19	28	68	20

Average 31.12.08	8	13	28	35	87		24

1 Internal rating-based.

Risk and treasury management
Basel II Pillar 3

Standardized approach
The standardized approach is generally applied where it is not possible to use the advanced IRB approach and/or where an exemption from the advanced IRB has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by External Credit Assessment Institutions (ECAI) or Export Credit Agencies to determine the risk weightings applied to rated counterparties.
     ECAI risk assessments we use to determine the risk weightings for the following classes of exposure:
–	Central governments and central banks;

–	Regional governments and local authorities;

–	Multilateral development banks;

–	Institutions; and

–	Corporates.
     We selected three FINMA-recognized external credit assessment institutions for this purpose – Moody’s Investors Service, Standard and Poor’s Ratings Group and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Regulatory gross and net credit exposure by risk weight under the standardized approach1
This table provides a breakdown of the regulatory gross and net credit exposure by risk-weight for our credit portfolio exposures treated under the standardized approach, according to Basel II defined exposure segments.

	Total exposure						Total exposure
CHF million	0%	>0–35%	36–75%	76–100%	150%	31.12.09	31.12.08

Regulatory gross credit exposure

Corporates	1	12,988	904	27,179	1,087	42,159	53,651

Sovereigns[2]	92,174	300		369		92,843	24,885

Banks	1	4,156	2,640	23		6,821	13,654

Retail

Residential mortgages			961	685		1,646	2,065

Lombard lending

Other retail			2,704		27	2,731	2,476

Total 31.12.09	92,176	17,444	7,209	28,256	1,115	146,200

Total 31.12.08	23,884	14,773	8,732	47,731	1,612		96,731

Regulatory net credit exposure[3]

Corporates	1	12,988	904	22,120	1,087	37,100	48,618

Sovereigns[2]	92,174	300		320		92,794	24,818

Banks	1	4,140	1,605	23		5,769	11,979

Retail

Residential mortgages			961	685		1,646	2,001

Lombard lending

Other retail			2,688		27	2,715	2,424

Total 31.12.09	92,176	17,428	6,157	23,148	1,115	140,024

Total 31.12.08	23,884	14,165	7,550	42,630	1,611		89,841

1 The risk weights are based on regulatory values or external ratings.   2 Includes high-quality liquid short-term securities issued by governments and government-controlled institutions following our strategic decision to rebalance our liquidity reserve, which led to a shift from repurchase agreements and trading positions into debt instruments available-for-sale.   3 For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Risk and treasury management
Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral, which is eligible for recognition in the regulatory capital calculation under the standardized approach, according to Basel II defined exposure segments.

	31.12.09		31.12.08
	Regulatory net credit	Eligible financial	Regulatory net credit	Eligible financial collateral
	exposure under	collateral recognized in	exposure under	recognized in capital
CHF million	standardized approach	capital calculation[1]	standardized approach	calculation[1]

Exposure segment

Corporates	37,100	20,852	48,618	8,911

Sovereigns	92,794	60	24,818	1,148

Banks	5,769	4,916	11,979	5,942

Retail

Residential mortgages	1,646		2,001	64

Lombard lending

Other retail	2,715	18	2,424	648

Total	140,024	25,847	89,841	16,713

1 The eligible financial collateral reflects the impact of the application of regulatory haircuts. For traded products it is the difference between the IFRS reported values and the regulatory net credit exposure.
Impairment, default and credit loss
Impaired assets by region

This table provides a breakdown of credit exposures arising from impaired assets and allowances/provisions by geographical region, based on the legal domicile of the customer. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative contracts.

					Exposure net			Total allowances,
				Specific	of specific		Total allowances,	provisions and
				allowances,	allowances,		provisions and	specific credit
				provisions and	provisions and	Collective	specific credit	valuation
	Regulatory gross			credit valuation	credit valuation	allowances and	valuation	adjustments
CHF million	credit exposure	Impaired assets	[1]	adjustments	adjustments	provisions	adjustments	31.12.08

Switzerland	187,283	1,480		(836)	644	(49)	(885)	(873)

Other Europe	154,601	2,364		(1,185)	1,179		(1,185)	(1,138)

North America[2]	204,709	7,375		(3,584)	3,791		(3,584)	(4,808)

Latin America	5,344	37		(25)	12		(25)	(56)

Asia / Pacific	52,550	575		(121)	454		(121)	(361)

Africa / Middle East	5,548	90		(80)	10		(80)	(41)

Total 31.12.09	610,036	11,920		(5,831)	6,090	(49)	(5,881)

Total 31.12.08	715,064	13,947	[3]	(7,252)	6,695	(23)		(7,275)

1 Values of defaulted derivative contracts (CHF 4,607 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.   2 North America includes the Caribbean.   3 Restated from CHF 15,658 million originally reported in Annual Report 2008. In 2009, we implemented a threshold for designating a reclassified security as an “impaired loan”. Under this policy, a reclassified security is considered impaired if the carrying value at balance sheet date is on a cumulative basis 5% or more below the carrying value at reclassification date adjusted for redemptions.

Risk and treasury management
Basel II Pillar 3
Impaired assets by exposure segment

This table shows a breakdown of credit exposures arising from impaired assets and allowances/provisions according to Basel II defined exposure segments. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions, and derivative contracts.

						Total		Total allowances,
				Specific		allowances,		provisions and
				allowances,		provisions and		specific credit
				provisions and	Collective	specific credit		valuation
	Regulatory gross	of which		credit valuation	allowances and	valuation		adjustments
CHF million	credit exposure	impaired assets	[1]	adjustments	provisions[2]	adjustments[2]	Write-offs [3]	31.12.08

Corporates	200,573	11,201		(5,470)		(5,470)	(1,990)	(6,777)

Sovereigns	130,060	14		(10)		(10)	(2)	(12)

Banks	96,851	53		(42)		(42)	(7)	(20)

Retail

Residential mortgages	119,980	320		(92)		(92)		(103)

Lombard lending	58,798	262		(147)		(147)

Other retail	3,774	71		(71)		(71)	(42)	(340)

Not allocated segment[4]					(49)	(49)	(5)	(23)

Total 31.12.09	610,036	11,920		(5,831)	(49)	(5,881)	(2,046)

Total 31.12.08	715,064	13,947	[5]	(7,252)	(23)	(7,275)	(868)	(7,275)

1 Values of defaulted derivative contracts (CHF 4,607 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.   2 Collective credit valuation adjustments of CHF 1.3 billion are partially included in the upper tier 2 capital and therefore not included in this table.   3 The write-offs refer to the period from 1 January 2009 to 31 December 2009.   4 Collective loan loss allowances and provisions are not allocated to individual counterparties and thus also not to exposure segments.   5 Restated from CHF 15,658 million originally reported in Annual Report 2008. Effective 1 April 2009, we implemented a threshold for designating a reclassified security as an “impaired loan”. Under this policy, a reclassified security is considered impaired if the carrying value at balance sheet date is on a cumulative basis 5% or more below the carrying value at reclassification date adjusted for redemptions.
Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for derivatives.

	Specific
	allowances and		Total specific
	provisions for	Specific credit	allowances,		For the	For the
	banking products	valuation	provisions and	Collective	twelve-month	twelve-month
	and securities	adjustments for	credit valuation	allowances and	period ended	period ended
CHF million	financing	derivatives	adjustments	provisions[1]	31.12.09	31.12.08

Opening balance as at 1.1.09	3,047	4,205	7,252	23	7,275	Opening balance as at 1.1.08 1,981

Write-offs	(2,046)		(2,046)		(2,046)	(868)

Recoveries (on written-off positions)	52		52		52	44

Increase/(decrease) in allowances, provisions and specific credit valuation adjustments[2]	1,806	(722)	1,084	26	1,110	7,545

Foreign currency translations and other adjustments	(37)	(423)	(460)		(460)	(867)

Transfers	(51)		(51)		(51)	(561)

Closing balance as at 31.12.09	2,771	3,060	5,831	49	5,881	Closing balance as at 31.12.08 7,275

1 Collective credit valuation adjustments of CHF 1.3 billion are partially included in the upper tier 2 capital and therefore not included in this table.   2 Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).

Risk and treasury management
Total expected loss and actual credit loss

This table provides a breakdown of the one-year expected loss estimate on our credit portfolios (including lending, derivative and securities financing portfolios) calculated at 31 December 2008 and the actual IFRS credit loss amount (including credit valuation adjustments on derivatives) charged against our income statement in 2009, according to Basel II defined exposure segments of the advanced IRB approach. Comparison between our expected and actual losses has certain limitations as the two measures are not directly comparable. In particular our expected loss estimate is an annualized average expected loss measure which takes into account our historical loss experience whereas actual loss represents our credit loss expense charged to the income statement incurred in the financial year.
     The difference in our expected and actual loss amounts resulted primarily from credit losses incurred on the portfolio of multi-asset-backed securities held by the Investment Bank that were reclassified from Held-for-trading to Loans and receivables in fourth quarter 2008 and first quarter 2009. The related actual credit losses on these assets are reported under “Corporate” exposures in the table below and are not considered part of our core lending portfolio for the purpose of our expected loss estimation. Excluding the credit losses related to the reclassified securities portfolio, our expected and actual losses were more closely aligned. We regularly assess the performance of our expected loss estimate and do not consider it necessary to materially alter our estimation process for expected loss for 2010.

	Expected loss		Actual credit loss and credit valuation adjustments
CHF million	31.12.08		31.12.09			31.12.08
				Specific credit	Total actual	Total actual
				valuation adjustments	credit loss and	credit loss and
				for defaulted	credit valuation	credit valuation
	Total expected loss		Actual credit loss	derivatives	adjustments	adjustments

Corporates[1]	610		1,815	(722)	1,093	6,681

Sovereigns	13		(1)		(1)

Banks	57		22		22	547

Retail

Residential mortgages	87		1		1	(1)

Lombard lending	34		(52)		(52)	308

Other retail	11		30		30	34

Not specified[2]			17		17	(24)

Total	812	[3]	1,832	(722)	1,110	7,545

1 Includes credit losses from reclassified securities, which amounted to CHF 425 million.   2 Includes changes in collective loan loss allowances and provisions.   3 Does not include CHF 43 million IRB equity EL treated under the simple risk-weight method.

Other credit risk tables
Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods and the netting and collateral deductions used for accounting and regulatory capital purposes. Specifically, net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using our internal credit valuation models.

CHF million	31.12.09	31.12.08

Gross positive replacement values	424,548	860,943

Netting benefits recognized[1]	(313,172)	(651,756)

Collateral held	(38,012)	(51,765)

Net current credit exposure	73,364	157,422

Regulatory net credit exposure (total counterparty credit risk)[2]	96,063	190,047

of which treated with internal models (effective expected positive exposure (EPE))[2]	79,111	164,707

of which treated with supervisory approaches (current exposure method)[2]	16,952	25,340

Breakdown of the collateral held

Cash collateral	34,049	46,967

Securities collateral and debt instruments collateral (excluding equity)	3,243	4,246

Equity instruments collateral	95	121

Other collateral	625	430

Total collateral held	38,012	51,765

1 Derivatives exposure based on accounting definition (consolidation scope for capital) measured as gross positive replacement values with netting benefits from negative replacement values with the same counterparty.   2 Derivatives exposure is defined as regulatory net credit risk exposure.
Credit derivatives1

This table provides an overview of our credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio (banking book for regulatory purposes) risks and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
	Protection	Protection		Protection	Protection
Notional amounts, CHF million	bought	sold	Total	bought	sold	Total	31.12.09	31.12.08

Credit Default Swaps	22,043	527	22,571	1,262,541	1,181,843	2,444,383	2,466,954	3,617,457

Total Return Swaps		62	62	6,354	4,707	11,061	11,123	24,044

Total 31.12.09	22,043	589	22,633	1,268,895	1,186,550	2,455,445	2,478,077	3,641,502

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or current exposure method) is taken.

Risk and treasury management

     Our credit derivative trading is predominately on a collateralized basis. This means that our credit exposures arising from our derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.
     Derivatives trading with counterparties with higher credit ratings (for example a large bank or broker-dealer) is typically under an ISDA master trading agreement (MTA) and credit exposures to those counterparties from CDS, together with exposures from other OTC derivatives, are netted and included in the calculation of the collateral required to be posted. Trading with lower rated counterparties (for example, hedge funds) would also generally require an initial margin to be posted by the counterparty.
     We therefore receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA MTA and like forms, that collateral (which generally takes the form of cash or highly liquid fixed income securities) is available to cover any amounts due under those derivative contracts.
     Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market wide credit event auction process which has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. During 2009 and 2008, we participated in various industry-wide compression and “tear up” initiatives which reduced notional values and operational risks by terminating existing transactions and in certain cases replacing them with a smaller number of new transactions.
     We have not experienced any significant losses from failed settlements on CDS contracts in 2009 and 2008.
     The vast majority of our CDS trading activity is conducted by the Investment Bank. The “CDS Portfolio (split by counterparty)” table provides further analysis of the Investment Bank’s CDS counterparties based on notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of the Investment Bank’s CDS counterparties are market professionals. Based on the same notional measure, approximately 98% of these counterparties were rated investment grade and approximately 98% of the CDS activity was traded on a collateralized basis.

CDS portfolio (split by counterparty)1

	% of total notional	% of buy notional	% of sell notional

Portfolio segment

Developed markets commercial banks	64	63	66

Broker-dealers, investment and merchant banks	28	28	28

Hedge funds	1	1	2

All other	7	8	4

1 Counterparty analysis based on notional CDS exposures of Investment Bank sourced from credit risk systems.

Investment positions
Equities disclosure for banking book positions

This table provides an overview of our equity investments held in the banking book for regulatory capital purposes. The calculation of equity investment exposure for financial accounting under IFRS differs from that required for regulatory capital purposes. The table illustrates these two measures of exposure as well as the key differences between them.

	Book value
CHF million	31.12.09	31.12.08

Equity investments

Financial investments available-for-sale	1,351	1,681

Financial assets designated at fair value	841	1,079

Investments in associates	870	892

Total equity investments under IFRS	3,062	3,653

Realized gains and (losses), net	77	815

Unrealized gains and (losses), net	466	421

Consolidation scope adjustment	(30)	(80)

Other positions designated equity exposures under BIS	743	405

Total equity exposure under BIS	3,774	3,978

of which: to be risk weighted

publicly traded	1,452	1,423

privately held	1,110	1,681

of which: deducted from equity	1,212	874

Capital requirement according to simple risk weight method	373	612

Total capital charge	1,585	1,486

Unrealized gains included in tier 2	50	69

The IFRS view differs from the regulatory capital view primarily due to: (i) differences in the basis of valuation in that IFRS is based on “fair value accounting” whereas “lower of cost or market value” (LOCOM) or “cost less impairment” are used for regulatory capital purposes; (ii) positions may be treated under a different framework to determine regulatory capital (for example tradable assets treated under Market Risk VaR); and (iii) differences in the scope of consolidation for IFRS, for example, special purpose entities consolidated for IFRS but not for regulatory capital purposes.
     Also shown in the table are realized and unrealized gains and losses. The firm had no unrealized gains and losses that were not recognized either on the balance sheet or in the statement of income relating to available-for-sale investments designated at fair value. In addition, there was no significant disparity between the share prices of investment positions held in publicly quoted entities and their fair value.

Risk and treasury management

Securitization
Sources and control of risks resulting from
securitization structures
The majority of our exposures that are categorized as securitizations (according to the regulatory definition of such exposures) were held by the Investment Bank in the portfolio of assets reclassified to Loans and receivables from Held-for-trading in fourth quarter 2008 and first quarter 2009. As at 31 December 2009, this portfolio included CDOs and CLOs with CDS protection purchased from monoline insurers, US commercial mortgage-backed securities, the US reference-linked note program and student loan ARS. We also continued to repurchase student loan ARS from its clients in 2009 as a result of the firm’s commitment to restore liquidity to client holdings of these securities. Repurchased student loan ARS were also categorized as securitization exposures. From a risk control perspective these portfolios are subject to specific monitoring which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.
è	Refer to the “Exposure to auction rate securities” sidebar in the “Risk management and control” section of this report for more information

è	Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information
We also held certain securitization positions (according to the regulatory definition of securitizations) that were managed under the market risk framework at 31 December 2009. A market risk treatment was applied to these positions for determining regulatory capital.
Regulatory treatment of securitization structures
The disclosures in this section include exposures related to student loan ARS, CDOs and CLOs with CDS protection purchased from monoline insurers, US commercial mortgage-backed securities and the global reference-linked note programs, as these exposures were treated under the securitization approach for determining regulatory capital at 31 December 2009.
     We generally applied the Ratings Based Approach to securitization exposures in the banking book using Moody’s, Standard & Poor’s and Fitch’s Ratings. Under the Ratings Based Approach, the amount of capital is capped at the capital requirement that would be assessed against the underlying assets had they not been securitized. This treatment has been applied mainly to the US reference-linked note program and for the purposes of determining regulatory capital and Pillar 3 disclosure they are reported under the standardized approach. The related exposures are therefore not included in the tables below.
     The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles are treated under the advanced Internal Ratings Based approach and are therefore not part of this disclosure.
Accounting Policies
For IFRS purposes, we treat originated securitized exposures as sales, i.e. they are derecognized from our balance sheet provided that specific de-recognition criteria are met and we do not consolidate the transferee (as described in “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report). A gain or loss on sale is recognized when exposures are derecognized. Derivatives used for synthetic securitizations are accounted for in line with the abovementioned note.
     Securitization positions that are classified as trading assets for IFRS purposes are valued at fair value as described in “Note 27 Fair value of financial instruments” in the “Financial information” section of this report. Securitization positions that have been redesignated from trading assets to loans and receivables are valued at amortized cost less impairment as described in “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report.

Risk and treasury management
Basel II Pillar 3
Securitization exposures retained or purchased
This table provides a breakdown of securitization exposures purchased or retained, split by asset type and risk weighting band, irrespective of our role (i.e. originator or investor) in the securitization transaction. The table shows securitization exposures used to determine regulatory capital, which generally equates to the IFRS book value. Additional granularity by asset type has been provided for securitization exposures at 31 December 2009. Where available, exposures at 31 December 2008 are shown on a similar basis. The increase in capital charges in 2009 compared to 2008 resulted mainly from downgrades.

Exposure Type	Exposure amount
CHF million	31.12.09	31.12.08

Commercial mortgages	3,316	N/A

CDOs and CLOs	9,565	N/A

Student Loans	18,010	21,543

Other	2,182	13,592	[1]

Total	33,074	35,135

1 Also contains commercial mortgages, CDOs and CLOs.
Capital charge for securitization exposures retained or purchased

	Exposure amount	Capital charge	Exposure amount	Capital charge
CHF million	31.12.09	31.12.09	31.12.08	31.12.08

over 0–10%	9,047	57	10,492	62

over 10–15%	13,236	139	16,551	176

over 15–20%	4,511	75	5,533	94

over 20–35%	2,560	71	464	13

over 35–50%	222	9	253	11

over 50–75%	295	17	321	19

over 75–100%	504	43	1,181	100

over 100–250%	289	61	24	5

over 250–1,250%	613	209	10	17

deducted from capital	1,797	1,797	306	306

Total	33,074	2,478	35,135	803

Securitization activity during the period
We did not securitize any exposures during 2009. In 2008 we securitized exposures totaling CHF 1.5 billion. These were part of traditional securitization structures which comprised residential and commercial mortgages. Exposure values are based on the transaction date and were accounted for at fair value pre-securitization, hence the resulting gain or loss was not significant. At the point of securitization, we retained certain securitization exposures (typically senior tranches) for all traditional and synthetic securitizations we transacted.
Total outstanding exposures securitized via synthetic securitizations
Prior to 2008 we securitized exposures via synthetic securitizations as part of our global reference linked note program. The global reference linked note program mainly consisted of multi-asset securitization structures which referenced residential mortgages, credit card receivables, corporate debt and other asset backed securities. Total outstanding exposures (based on exposures used to determine regulatory capital) that were part of synthetic securitizations decreased to CHF 3.2 billion at 31 December 2009 compared with CHF 10.7 billion at 31 December 2008. This decrease mainly related to a reduction of the underlying securitization pools from asset sales.
Amount of impaired/past due assets securitized – synthetic securitizations
CHF 102 million of outstanding impaired or past due exposures had been securitized by UBS via a synthetic securitization as of 31 December 2009 compared with CHF 212 million as of 31 December 2008. The exposure values are based on the amounts referenced in the transaction and are included when a credit event has occurred.
Losses recognized on originated transactions during the period
Losses of CHF 34 million as of 31 December 2009 (CHF 1.2 billion as of 31 December 2008) had been recognized by UBS on securitization tranches purchased or retained that result from a securitization originated by us, after taking into

Risk and treasury management

account the offsetting effects of any credit protection that is an eligible risk mitigation instrument for the retained or repurchased tranche. We partially report such exposures on a fair value and partially on an amortized cost less impairment basis. These losses mainly include losses related to the global reference-linked note program.
Interest rate risk in the banking book
Sources and control of interest rate risk in the banking book
Our largest non-trading interest rate risk exposures arise primarily from activities such as retail banking and lending in our Wealth Management & Swiss Bank division, as well as our treasury activities. The Investment Bank’s portfolio of assets that were reclassified to Loans and receivables from Held-for-trading in fourth quarter 2008 and first quarter 2009, and certain other debt securities held as Loans and receivables also give rise to non-trading interest rate risk.
     The interest rate risks arising from the Wealth Management & Swiss Bank are transferred either by means of back-to-back transactions or a replicating portfolio from the origi-
nating business into one of two centralized interest rate risk management units: Group Treasury or the Investment Bank’s FICC unit. These units manage the risks on an integrated basis, exploiting the full netting potential across interest rate risks from different sources.
     All interest rate risk is subject to independent risk control. When not included in our VaR measure, interest rate risk is subject to specific monitoring, which may include interest rate sensitivity analysis, earnings-at-risk, capital-at-risk and combined stress test metrics.
Risk profile
Interest rate risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the ways in which non-trading interest rate risks are assessed for internal risk management purposes. In addition, the impacts of an adverse parallel shift in interest rates of 200 basis points on our non-trading interest rate risk exposures is significantly below the threshold of 20% of eligible regulatory capital specified by regulators to identify banks that may be required to hold additional regulatory capital against this risk.

Impact of one basis point parallel increase of the yield curves

This table shows the impact of a one basis point parallel increase of the yield curves on our interest-rate-sensitive banking book positions as at 31 December 2009.

CHF million	31.12.09

CHF	(0.3)

EUR	(0.2)

GBP	(0.3)

USD	(0.8)

Other	(0.1)

Total impact on interest-rate-sensitive banking book positions	(1.8)

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

Corporate governance
–
Our corporate governance principles are designed to support UBS towards sustainable profitability and protect the interests of our shareholders, as well as to create value for shareholders and stakeholders

Dual-board structure
UBS operates under a strict dual board structure: the Board of Directors (BoD) and the Group Executive Board (GEB). This results in a clear separation of duties and responsibilities. The BoD is responsible for the Group’s direction as well as monitoring and supervising the business. All members of the BoD are independent with the exception of the full-time Chairman. Shareholders elect each member of the BoD, which in turn appoints the Chairman.
The GEB is responsible for the executive management and is accountable to the BoD for the overall financial results of the Group. The GEB is led by the Group Chief Executive Officer (Group CEO).
Developments in 2009 that strengthened our leadership capacity
The “Organization Regulations of UBS AG and its annexes” were revised to enhance the authority of the executive management and simultaneously accentuate the supervisory role of the BoD and its committees.
The BoD is ultimately responsible for the financial success of the Group, and thus decides on the business strategy of the Group upon recommendation of the Group CEO and the GEB. The BoD is responsible for approving the annual report and quarterly financial statements of UBS and the Group, reviewed and proposed by the Audit Committee together with management, external auditors and Group Internal Audit. Furthermore, the BoD is responsible for approving the firm’s risk capacities and appetite, taking into account the proposals and alternatives suggested by the Risk Committee.
Operational Group structure
The operational structure of the Group is comprised of the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.
Shareholder participation
At the Extraordinary General Meeting held on 27 February 2008, our shareholders approved the creation of conditional capital through the issuance of a maximum of 277,750,000 shares to satisfy the settlement in shares of CHF 13 billion in mandatory convertible notes, with a maturity date of 5 March 2010. To satisfy the conversion, we expect to deliver 272,651,005 shares on 5 March 2010 to two financial investors.
At the Annual General Meeting (AGM) held on 15 April 2009, our shareholders approved the creation of conditional capital through the issuance of 100,000,000 shares for the potential exercise of warrants granted to the Swiss National Bank (SNB), in connection with the loan granted by the SNB to the SNB StabFund.
In addition, at the AGM held on 15 April 2009, our shareholders approved the creation of authorized capital, out of which 293,258,050 new shares where issued on 25 June 2009 and were placed with a small number of institutional investors.
According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 41.0 billion on 31 December 2009.

Compensation and shareholdings
–	Revised Total Reward Principles were approved by the Board of Directors and implemented during 2009

–	New compensation guidelines were implemented to focus on risk awareness, deferred pay, variable compensation and forfeiture conditions

Total Reward Principles
The Total Reward Principles summarize the compensation structure for all UBS employees, building on our strategy of enhancing reputation, integration and execution. They are designed to align employees’ interests with those of shareholders – the creation of long-term value and sustainable shareholder returns.
They reflect recent regulatory developments but also focus on long-standing drivers including reward for performance, sustainable profitability, effective risk and capital management, outstanding client focus and teamwork and sound governance practices.
Compensation for 2009
New compensation guidelines were implemented for the Group Executive Board (GEB) including awards granted under the Cash Balance Plan, Performance Equity Plan and Incentive Performance Plan.
Following the announcement of our financial results for 2009, the first tranche of the Conditional Variable
Compensation Plan has been forfeited as the critical performance condition – a net profit for 2009 – was not met.
Key talent, risk and performance management
We are focusing on attracting and retaining key talent throughout the business divisions using a “pay for performance” guiding principle. Our new compensation guidelines also take into account a range of performance factors including delivering sustainable profitability, effective risk and capital management, client focus and teamwork. The guidelines will align compensation with the creation of sustainable shareholder returns through sound risk taking and promote a performance-driven culture.
The 2010 non-binding vote on the compensation report
We value the opinions of our shareholders and, at the AGM to be held in April 2010, we will provide shareholders with an opportunity to express their views through a non-binding vote on this compensation report. We believe that this vote presents a meaningful way of involving our shareholders in compensation matters.

Compensation authorities

Compensation recommendations
Recipients	developed by	Approved by	Communicated by

Chairman of the BoD	Chairman of the HRCC[1]	HRCC	HRCC

Group CEO	Chairman of the BoD / HRCC	BoD	HRCC

Members of the GEB	Group CEO	HRCC	Group CEO

Independent BoD members (remuneration system and fees)	Chairman of the BoD / HRCC	BoD	Chairman of the BoD

Variable compensation recommendations
Recipients	developed by	Approved by	Communicated by

Employees (excl. GEB)	Respective member of the GEB together with functional management team	Divisional pools: HRCC Overall: Board of Directors	Line Manager

1 The Human Resources and Compensation Committee.

Corporate governance and compensation
Corporate governance
Corporate governance
Our corporate governance principles are designed to support UBS towards sustainable profitability and protect the interests of our shareholders, as well as to create value for shareholders and stakeholders. We use the term “corporate governance” when referring to the organizational structure and operational practices of our management.

We are subject to, and fully comply with, the following regulatory requirements regarding corporate governance: the Swiss Code of Obligations (CO) articles 663bbis and 663c (paragraph three) regarding transparency of compensation paid to members of the BoD and senior management; the SIX Swiss Exchange’s (SIX) “Directive on Information Relating to Corporate Governance”, and the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.
     In addition, as a foreign company with shares listed on the New York Stock Exchange (NYSE), we comply with all corporate governance standards applicable to foreign listed companies.
     This section of our annual report provides the information required by the following regulatory requirements:
–
The SIX “Directive on Information Relating to Corporate Governance”, with regard to: Group structure and shareholders; capital structure; Board of Directors (BoD); Group Executive Board (GEB); compensation, shareholdings and loans; shareholders’ participation rights; change of control and defense measures; auditors and information policy.

–
Articles 663bbis and 663c (paragraph three) of the CO, “Supplementary disclosures for companies whose shares are listed on a stock exchange: compensations and participations”, with regard to share and option ownership and loans.

–
The NYSE “Corporate Governance Listing Standards” with regard to foreign listed companies: independence of directors, BoD committees and differences from the NYSE standards applicable to US domestic issuers.

     In addition to the regulatory requirements mentioned above, this section of the report summarizes the regulatory and supervisory environment of UBS in our principal locations, and provides a list of all members of our BoD and
Group Executive Board (GEB). Updates have been made to the sections discussing the BoD, GEB, compensation and shareholdings. These updates follow a revision of the “Organization Regulations of UBS AG and its annexes” (Organization Regulations), which was conducted by the BoD throughout the summer and autumn of 2009. On 1 November 2009, the revised Organization Regulations came into effect. The Organization Regulations enhance the authority of the executive management and simultaneously accentuate the supervisory role of the BoD. The BoD’s Strategy Committee, always intended to be a temporary committee, has been dissolved with its responsibilities distributed to the full BoD. In addition, the Executive Committee (EC) of the GEB was disbanded in October 2009 at which time the full GEB assumed its responsibilities. The Organization Regulations additionally specify which powers of the GEB are delegated to the new Group Asset and Liability Management Committee (Group ALCO). The Group ALCO is responsible for setting strategies to maximize the financial performance of the Group, and is subject to the guidelines, constraints and risk tolerances set by the BoD. It is also responsible for managing the balance sheet of the business divisions through allocation and for the monitoring of limits as well as managing liquidity, funding and capital; and is responsible for promoting a one-firm financial management culture. The Group Chief Operating Officer (Group COO) role has been added to the GEB level, integrating the Group-wide infrastructure and service functions into the Corporate Center, and the roles and responsibilities of the Group functional heads have been adapted to reflect the integration of control function management (finance, risk, legal & compliance) across the Group.
è	Refer to www.ubs.com/governance for more details on the Organization Regulations

Corporate governance and compensation
Group structure and shareholders

UBS Group legal entity structure
Under Swiss company law, UBS AG is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the Parent Bank of the UBS Group (Group).
     Our legal entity structure is designed to support our businesses within an efficient legal, regulatory, tax and funding framework. Neither the business divisions of UBS nor the Corporate Center are separate legal entities: they primarily operate out of the Parent Bank, UBS AG, through its branches worldwide. This structure is designed to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform and to enable the flexible and efficient use of capital. Where it is neither possible nor efficient to operate out of the Parent Bank, businesses operate through local subsidiaries. This can be the case when legal, tax or regulatory rules require it or as a result of additional legal entities joining the Group through acquisition.
Operational Group structure
On 31 December 2009, the operational structure of the Group comprised the Corporate Center and the four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. In this report, performance is reported according to this structure.
Listed and non-listed companies belonging to the Group (consolidated entities)
The Group includes a number of subsidiaries, none of which, however, are listed companies.
è	Refer to “Note 34 Significant subsidiaries and associates” in the “Financial information” section of this report for details of significant operating subsidiary companies of the Group
Significant shareholders
On 1 January 2010, The Capital Group Companies, Inc., Los Angeles, disclosed according to the Swiss Stock Exchange Act a holding of 5.09% of the total share capital of UBS AG.
      On 1 December 2009, BlackRock Inc., New York, disclosed according to the Swiss Stock Exchange Act, a holding of 3.45% of the total share capital of UBS AG.
     The “Significant shareholders” table on the next page provides information about shareholders who, acting in their capacity as nominees for other investors or beneficial owners, were registered in our share register with 3% or more of the total share capital on 31 December 2009, 2008 and 2007.
     According to our “Regulation on the Registration of Shares”, voting rights of nominees are restricted to 5%, but clearing and settlement organizations are exempt from this restriction. Ownership of UBS shares is widely spread. The additional tables on the following page provide information about the distribution of our shareholders by category and geographical location. This information relates only to registered shareholders and cannot be assumed to be representative of our entire investor base. Only shareholders registered in the share register as “shareholders with voting rights” are entitled to exercise voting rights.
     Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, has to notify the company and the stock exchange if the holding attains, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the “Ordinance of the Swiss Financial Market Supervisory Authority on Stock Exchanges and Securities Trading”. In particular, the ordinance prohibits the netting of so-called acquisition positions (in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It further requires that each such position be calculated separately and be reported as soon as it reaches a threshold.
     At year-end 2009, we owned UBS registered shares corresponding to less than 3% of the total share capital of UBS AG. At the same time, we had disposal positions relating to 643,788,775 voting rights of UBS AG, corresponding to 18.09% of the total voting rights of UBS AG. They consisted mainly of 8.84% of voting rights attached to employee options and 7.66% of voting rights arising from the mandatory convertible notes issued by UBS in March 2008.
Cross shareholdings
We have no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate governance and compensation
Corporate governance

Significant shareholders[1]

In % of shares issued	31.12.09	31.12.08	31.12.07

Chase Nominees Ltd, London	11.63	7.19	7.99

DTC (Cede & Co.), New York[2]	8.42	9.89	14.15

Mellon Bank N.A., Everett	3.21	less than 3	less than 3

Nortrust Nominees Ltd, London	3.07	less than 3	less than 3

[1] Lists shareholders registered in our share register with 3% or more of the total share capital at the relevant reference dates. [2] DTC (Cede & Co.), New York, “The Depository Trust Company” is a US securities clearing organization.

Distribution of UBS shares[1]
On 31 December 2009	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued
1–100	42,351		11.7	2,497,703		0.1

101–1,000	208,118		57.3	94,609,316		2.7

1,001–10,000	103,827		28.6	278,983,450		7.8

10,001–100,000	8,025		2.2	191,103,931		5.4

100,001–1,000,000	608		0.2	169,169,180		4.8

1,000,001–5,000,000	94		0.0	202,775,659		5.7

5,000,001–35,581,127 (1%)	32		0.0	313,629,304		8.8

1–2%	1		0.0	54,622,566		1.5

2–3%	0		0.0	0		0.0

3–4%	2		0.0	223,676,913		6.3

4–5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	713,346,857		20.0

Total registered	363,060		100.0	2,244,414,879		63.1

Unregistered[2]				1,313,697,874		36.9

Total shares issued				3,558,112,753	[3]	100.0

[1] On 31 December 2009, Chase Nominees Ltd., London, was entered as a trustee/nominee holding 11.63% of all shares issued. DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 8.42% of all shares issued. [2] Shares not entered in the share register at 31 December 2009. [3] 400,665,834 registered shares do not carry voting rights.

Shareholders: type and geographical distribution[1]

	Shareholders		Shares

On 31 December 2009	Number	%	Number	%

Individual shareholders	353,827	97.5	562,329,116	15.8

Legal entities	8,682	2.4	469,388,746	13.2

Nominees, fiduciaries	551	0.1	1,212,697,017	34.1

Unregistered			1,313,697,874	36.9

Total	363,060	100.0	3,558,112,753	100.0

Switzerland	327,674	90.3	836,731,688	23.5

Europe	20,436	5.6	831,206,788	23.4

North America	7,316	2.0	499,420,433	14.0

Other countries	7,634	2.1	77,055,970	2.2

Unregistered			1,313,697,874	36.9

Total	363,060	100.0	3,558,112,753	100.0

Corporate governance and compensation
Capital structure

Capital
Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares which may arise from an ordinary share capital increase, or the creation of conditional or authorized capital. At year-end 2009, 3,558,112,753 shares were issued with a par value of CHF 0.10 each, leading to ordinary share capital of CHF 355,811,275.30. This includes 293,258,050 shares issued for a capital increase out of authorized capital, 332,225,913 shares issued to the Swiss Confederation upon conversion of the MCNs and 48,241 shares issued for employee option exercises out of conditional capital, all of which took effect in 2009.
Conditional share capital
At year-end 2009, conditional share capital of CHF 15,002,364.60 was available to settle employee option exercises, corresponding to a maximum of 150,023,646 shares.
     In 2000, conditional capital was created in connection with the acquisition of PaineWebber Group Inc. (PaineWebber), to cover option rights previously granted by PaineWebber to its employees. Additionally, at the Annual General Meeting (AGM) held in 2006, shareholders approved conditional capital in the amount of 150 million UBS shares to be used for employee option grants. Options under both plans are exercisable at any time between their vesting and expiration date. Shareholders have no pre-emptive rights. In 2009, options on 48,241 shares were exercised under the PaineWebber option plans, and 22,824 options expired under the PaineWebber option plans without being exercised. No options were settled with conditional capital shares in 2009 under our employee stock option plans.
     At the Extraordinary General Meeting (EGM) held on 27 February 2008, our shareholders approved the creation of conditional capital through the issuance of a maximum of 277,750,000 shares to satisfy the settlement in shares of CHF 13 billion in MCNs, with a maturity date of 5 March 2010. To satisfy the conversion, we expect to deliver 272,651,005 shares on 5 March 2010 to two financial investors.
      At the AGM held on 15 April 2009, our shareholders approved the creation of conditional capital through the issuance of 100,000,000 shares for the potential exercise of warrants granted to the Swiss National Bank (SNB), in connection with the loan granted by the SNB to the SNB StabFund.
è	Refer to “Note 38 Reorganizations and disposals” in the “Financial information” section of this report for more information
Authorized share capital
At the 27 February 2008 EGM, our shareholders authorized the creation of 103,700,000 shares, and of that, 98,698,754 shares were issued in 2008 as stock dividends for 2007 to UBS shareholders, with a remaining authorization to issue 5,001,246 shares until 27 February 2010.
Changes of shareholders’ equity
According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 41.0 billion on 31 December 2009.
è	Refer to the “Statement of changes in equity” in the “Financial information” section of this report for more information on changes in shareholders’ equity over the last three years
Shares, participation certificates and capital securities
Our shares are issued in registered form, and are traded and settled as global registered shares. Each registered share has a par value of CHF 0.10 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares that he or she acquired these shares in his or her own name and for his or her own account. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded.
è	Refer to the “Shareholders’ participation rights” section of this report for more information
      On 31 December 2009, 1,843,749,045 shares carried voting rights, 400,665,834 shares were entered in the share

Ordinary share capital

	Share capital in CHF	Number of shares	Par value in CHF

On 31 December 2007	207,354,734	2,073,547,344	0.10

On 31 December 2008	293,258,055	2,932,580,549	0.10

Issue of shares for capital increase (MCNs conversion)	33,222,591	332,225,913	0.10

Issue of shares for capital increase (private placement)	29,325,805	293,258,050	0.10

Issue of shares out of employee options exercised from conditional capital	4,824	48,241	0.10

On 31 December 2009	355,811,275	3,558,112,753	0.10

Corporate governance and compensation
Corporate governance

register without voting rights, and 1,313,697,874 shares were not registered. All 3,558,112,753 shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares are issued by the Parent Bank directly.
     We did not issue any participation certificates or capital instruments in 2009.
     At year-end 2009, we had CHF 7,224 million in preferred securities outstanding, which count as hybrid tier 1 capital under Swiss regulatory rules. Outstanding tier 2 capital securities accounted for CHF 11,231 million in total capital on 31 December 2009.
Transferability, voting rights and nominee registration
We do not apply any restrictions or limitations on the transferability of shares. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of the “Articles of Association of UBS AG” (Articles of Association).
     We have special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all shares issued if they agree to disclose upon our request beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% voting limit rule exists for securities clearing organizations such as The Depository Trust Company in New York.
Convertible bonds and options
On 31 December 2009, there were employee options and stock appreciation rights outstanding to purchase 290 million shares, of which options to purchase 142 million shares were exercisable. We satisfy share delivery obligations under our option-based participation plans either by purchasing UBS shares in the market, or through the issuance of new shares, out of conditional capital. Shares held in treasury or newly issued shares are delivered to the employee at exercise. On 31 December 2009, 27.7 million shares were available to cover 27.2 million employee share delivery obligations, and an additional 150 million unissued shares in conditional share capital were assigned to cover future employee option exercises. At year-end 2009, the shares available covered all exercisable employee obligations.
     The Investment Bank, acting as liquidity provider to the equity futures market and as a market-maker in UBS shares and derivatives, issues derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of UBS shares are held by the Investment Bank.
     On 5 March 2008, we issued CHF 13 billion of MCNs as approved at the 27 February 2008 EGM. The notes were placed with two financial investors (Government of Singapore Investment Corporation and one other investor), and pay interest of 9% per annum until conversion into UBS shares, which must take place on or before 5 March 2010. The conversion of the MCNs is expected to increase the number of shares issued on 5 March 2010 by 272,651,005, reflecting adjustments due to the ordinary capital increase approved by our shareholders at the 23 April 2008 AGM, assuming no further dilutive events occur until conversion. The terms of the MCNs contain standard market provisions for the adjustment of the conversion price if any dilutive events occur between issuance and maturity, such as capital increases at a discount, an excess amount of dividends in cash or in specie, and similar events.
è	Refer to the discussion on shares and capital instruments in the “Treasury management” section of the 2008 annual report for more information on the MCNs

Corporate governance and compensation
Board of Directors

The BoD, under the leadership of the Chairman, decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises the ultimate supervision over the management and elects all members of the GEB. The BoD also approves the financial statements for issue. Shareholders elect each member of the BoD, which in turn appoints its Chairman, at least one Vice Chairman and the members of its various committees.
Members of the Board of Directors
This section provides information on the composition of the BoD on 31 December 2009. It shows each member’s functions in UBS, nationality, year of initial appointment to the BoD, professional history, education, and date of birth. Also included are other activities and functions, such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.
     At the AGM held on 15 April 2009, Peter R. Voser, David Sidwell, Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett were reelected as their terms of office expired. Peter Kurer did not stand for reelection. Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle tendered their resignation. Kaspar Villiger, Michel Demaré, Ann F. Godbehere and Axel P. Lehmann were elected to their first term on the BoD, and Kaspar Villiger replaced Peter Kurer as full-time Chairman of the BoD. On 29 September 2009, Sergio Marchionne, Vice Chairman and Senior Independent Director, and Peter R. Voser announced that they will not stand for reelection at the AGM on 14 April 2010. On 7 December 2009 UBS nominated Wolfgang Mayrhuber, Chief Executive Officer of Deutsche Lufthansa AG, for election to its Board of Directors at its 2010 Annual General Meeting. On 31 December 2009, with the exception of the non-independent Chairman, Kaspar Villiger, all members of the BoD were considered independent by the BoD.

Kaspar Villiger
Swiss, born 5 February 1941
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
Chairman of the Board of Directors / chair of the
Governance and Nominating Committee /
chair of the Corporate Responsibility Committee

Year of initial appointment: 2009

Professional history and education
Kaspar Villiger was elected to the BoD at the 2009 AGM and was thereafter appointed Chairman of the BoD. He chairs the Governance and Nominating Committee and the Corporate Responsibility Committee. Mr. Villiger was elected Federal Councilor in 1989, and served as the Minister of Defense and Head of the Federal Military Department. He served as Finance Minister and Head of the Federal Department of Finance from 1995 until he stepped down at the end of 2003. Simultaneously, he served as President of the Swiss Confederation in 1995 and 2002. In 2004, he was elected to the boards of Nestlé, Swiss Re and the Neue Zürcher Zeitung, all of which he resigned from in 2009, when he took on the position of Chairman of UBS. As co-owner of the Villiger Group, Mr. Villiger managed the Swiss parent firm, Villiger Söhne AG, from 1966 until 1989. In addition, Mr. Villiger held several political positions, first in the parliament of the canton of Lucerne and, from 1982, in the Swiss Parliament. He graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966.

Sergio Marchionne
Canadian and Italian, born 17 June 1952
Fiat S.p.A., Via Nizza 250, I-10126 Turin

Functions in UBS
Independent Vice Chairman and Senior Independent Director / member of the Governance and Nominating Committee

Year of initial appointment: 2007

Professional history and education
Sergio Marchionne was elected to the BoD at the 2007 AGM, and was appointed independent Vice Chairman and Senior Independent Director in 2008. He is a member of the Governance and Nominating Committee. Mr. Marchionne is the Chief Executive Officer (CEO) of Fiat S.p.A., where he has been a member of the board since 2003. He is the CEO of Fiat Group Automobiles as well as of Chrysler Group LLC. He is also the Chairman of CNH Case New Holland, a Fiat Group company. From 1983 to 1985, he worked as a chartered accountant and tax specialist for Deloitte & Touche in Canada. From 1985 to 1988, he was Group Controller and then became Director of Corporate Development at Lawson Mardon Group of Toronto. In 1989 and 1990, he served as the Executive Vice President of Glenex Industries. In the following two years, Mr. Marchionne acted as Vice President of Finance and Chief Financial Officer (CFO) of Acklands Ltd. He returned to Lawson Mardon Group in 1992 as the Vice President of Legal and Corporate Development and CFO. The company was acquired by Alusuisse Lonza in 1994. Following the acquisition, he became CEO in 1996. Upon the completion of the merger of Alusuisse with Alcan Inc., he acted as CEO and Chairman of the spin-off, Lonza Group, until 2002. In 2002, Mr. Marchionne was appointed CEO of the Société Générale de Surveillance (SGS) Group of Geneva. Mr. Marchionne studied philosophy at the University of Toronto, business at the University of Windsor, and law at Osgoode Hall Law School in Toronto. He is a lawyer and a chartered accountant.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Marchionne is the Chairman of SGS and a member of the BoD of Philip Morris International Inc. He is also a member of the European Automobile Manufacturers’ Association (ACEA).

Corporate governance and compensation
Corporate governance

Sally Bott
American (US), born 11 November 1949
BP plc, 1 St. James’s Square,
GB-London SW1Y 4PD

Functions in UBS
Chair of the Human Resources and
Compensation Committee / member of the Corporate Responsibility Committee

Year of initial appointment: 2008

Professional history and education
Sally Bott was elected to the BoD at the October 2008 EGM. She chairs the Human Resources and Compensation Committee and is a member of the Corporate Responsibility Committee. Sally Bott serves as the Group Human Resources (HR) Director of BP plc, which she joined in early 2005, and is a member of BP’s Group Executive Committee. Ms. Bott has spent most of her career in financial services. Between 2000 and 2005, she was a Managing Director at Marsh & McLennan Companies, a US-based global risk and insurance services business, and Head of Global HR for Marsh Inc. She was at Barclays Bank from 1994 to 2000, first as Barclays de Zoete Wedd HR Director and then as Group HR Director from 1997 to 2000. In 1970 she joined Citibank out of college as a research analyst in the economics department. She was credit trained and worked in the finance function. She moved into HR in 1978 and worked as an HR Director in most of Citibank’s wholesale bank and investment banking businesses for the next 15 years. She was the Global HR Director of the wholesale bank from 1990 to 1993. Ms. Bott studied at Manhattanville College in the US and graduated with a bachelor’s degree in economics.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Ms. Bott is a member of the board of the Royal College of Music in London and the Carter Burden Center for the Aging in New York City.

Michel Demaré Belgian, born 31 August 1956 ABB Ltd., Affolternstrasse 44, P.O. Box 5009, CH-8050 Zurich Function in UBS Member of the Audit Committee Year of initial appointment: 2009
Professional history and education
Michel Demaré was elected to the BoD at the 2009 AGM and is a member of the Audit Committee. Mr. Demaré joined ABB in 2005 as CFO and as a member of the Group Executive Committee. In addition, he became President of Global Markets in November 2008. Between February and September 2008, he acted as the interim CEO of ABB. Mr. Demaré joined ABB from Baxter International Inc., a global healthcare company, where he was CFO Europe from 2002 to 2005. Prior to this role, he spent 18 years at the Dow Chemical Company holding various treasury and risk management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002 he was the CFO of the Global Polyolefins and Elastomers division. Mr. Demaré began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, based in Antwerp. He graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Demaré is a member of the IMD Foundation Board, Lausanne.

Rainer-Marc Frey Swiss, born 10 January 1963 Horizon21, Poststrasse 4, CH-8808 Pfäffikon Function in UBS Member of the Risk Committee Year of initial appointment: 2008
Professional history and education
Rainer-Marc Frey was elected to the BoD at the October 2008 EGM and is a member of the Risk Committee. Mr. Frey is the founder and Chairman of the investment management company Horizon21. In 1992, he founded RMF Investment Group, one of the first hedge fund groups in Europe, and was appointed CEO. RMF was acquired by Man Group plc in 2002. Between 2002 and 2004, he held a number of senior roles within Man Group and was the largest individual shareholder. From 1989 to 1992, Mr. Frey served as a director at Salomon Brothers in Zurich, Frankfurt and London, where he was primarily involved with equity derivatives. Between 1987 and 1989, he worked for Merrill Lynch covering equity, fixed income and swaps markets. He holds a degree in economics from the University of St. Gallen.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Frey is a member of the BoD of DKSH Group, Zurich, and a member of the Advisory Board of Invision Private Equity AG, Zug. He is a member of the BoD of the Frey Charitable Foundation, Freienbach.

Corporate governance and compensation

Bruno Gehrig
Swiss, born 26 December 1946
 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Member of the Governance and Nominating Committee / member of the Human Resources and Compensation Committee

Year of initial appointment: 2008

Professional history and education
 Bruno Gehrig was elected to the BoD at the October 2008 EGM and is a member of the Governance and Nominating Committee and the Human Resources and Compensation Committee. From 2003 to 2009, Mr. Gehrig was Chairman of Swiss Life Holding. Between 1996 and 2003, he worked at the Swiss National Bank, starting as a member of the Governing Board and becoming Vice Chairman in 2000. From 1992 to 1996, he was a professor of banking and finance at the University of St. Gallen and concurrently served as a member of the Swiss Federal Banking Commission. Between 1989 and 1991, he held the position of CEO at Cantrade Private Banking Group. Mr. Gehrig worked for the former Union Bank of Switzerland (UBS) between 1981 and 1989, where he started as a chief economist before assuming responsibility for securities sales and trading. He studied economics at the University of Bern, where he completed his PhD studies, and then continued on to postgraduate studies at the University of Rochester, New York. He was an assistant professor at the University of Bern and received an honorary doctorate from the University of Rochester.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Gehrig is the Vice Chairman of the BoD of Roche Holding Ltd., Basel, and the Chairman of the Swiss Air Transport Foundation, Zug.

Ann F. Godbehere
Canadian and British, born 14 April 1955
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
Member of the Audit Committee / member of the Corporate Responsibility Committee

Year of initial appointment: 2009

Professional history and education
 Ann F. Godbehere was elected to the BoD at the 2009 AGM and is a member of the Audit Committee and the Corporate Responsibility Committee. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of the Property and Casualty division in Zurich for two years, before this she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, Ms. Godbehere was CEO of Swiss Re Life & Health in Canada. In 1996 and 1997, she was CFO of Swiss Re Life & Health North America. She is a certified general accountant and was made a fellow of the Certified General Accountants Association of Canada in 2003.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Ms. Godbehere is a board member of Prudential plc, Rio Tinto plc and Rio Tinto Limited. She is on the board of Lloyd’s managing agency, Atrium Underwriters Ltd. and Atrium Underwriting Group Ltd., which were acquired in 2007 by Ariel Holdings Ltd. She is also a member of the board of Ariel Holdings, an insurance and reinsurance company.

Axel P. Lehmann Swiss, born 23 March 1959 Zurich Financial Services, Mythenquai 2, CH-8002 Zurich Function in UBS Member of the Risk Committee Year of initial appointment: 2009
Professional history and education
Axel P. Lehmann was elected to the BoD at the 2009 AGM and is a member of the Risk Committee. He has been the Group Chief Risk Officer of Zurich Financial Services (Zurich) since January 2008. In addition, he is responsible for Group IT. In September 2004, Mr. Lehmann was appointed CEO of Zurich North America Commercial in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002. He was subsequently put in charge of integrating Continental Europe, the UK and Ireland to create, in 2004, the Europe General Insurance business division, of which he was the CEO. Mr. Lehmann became a member of the Group Management Board, responsible for Group-wide business development functions in 2000. A year later, he took over the responsibility for Northern, Central and Eastern Europe and was appointed CEO of the Zurich Group Germany. Before he joined Zurich in 1996, he was Head of Corporate Planning and Controlling for Swiss Life in Zurich. Mr. Lehmann was a lecturer at several universities and institutes. In 1990, he became Vice President of the Institute of Insurance Economics and the European Center at the University of St. Gallen, responsible for consulting and management development. He holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
 Mr. Lehmann is Chairman of the Board of the Institute of Insurance Economics at the University of St. Gallen and Vice Chairman of the Chief Risk Officer Forum.

Corporate governance and compensation
Corporate governance

Helmut Panke
German, born 31 August 1946
BMW AG, Petuelring 130, D-80788 Munich

Functions in UBS
Member of the Human Resources and Compensation Committee / member of the Risk Committee

Year of initial appointment: 2004

Professional history and education
Helmut Panke was elected to the BoD at the 2004 AGM and is a member of the Human Resources and Compensation Committee and the Risk Committee. Between 2002 and 2006, Mr. Panke was Chairman of the Board of Management at BMW, Munich. In 1982, he joined BMW’s Research and Development division as Head of Planning and Controlling. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Mr. Panke graduated from the University of Munich with a PhD in physics and was on special research assignment at the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey & Company in Dusseldorf and Munich as a consultant.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
 Mr. Panke is a member of the BoD of Microsoft Corporation and Singapore Airlines Ltd. He is a member of the Supervisory Board of Bayer AG, Germany.

William G. Parrett American (US), born 4 June 1945 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Chair of the Audit Committee Year of initial appointment: 2008
Professional history and education
William G. Parrett was elected to the BoD at the October 2008 EGM and chairs the Audit Committee. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu, a global organization of member firms that employs 160,000 people in nearly 140 countries. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee. Mr. Parrett founded Deloitte’s US National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide, in order to help Deloitte achieve superior financial performance and growth. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Parrett is an independent Director of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific Inc. He is also the Chairman of the BoD of the United States Council for International Business and United Way Worldwide. He is a Carnegie Hall Board of Trustees member and is also a member of the International Chamber of Commerce Executive Committee.

David Sidwell American (US) and British, born 28 March 1953 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Chair of the Risk Committee Year of initial appointment: 2008
Professional history and education
David Sidwell was elected to the BoD at the 2008 AGM and chairs the Risk Committee. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley in New York between March 2004 and October 2007. Before joining Morgan Stanley, he was with JPMorgan Chase & Co., New York, where in his 20 years of service, he held a number of different positions including Controller and CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and is a chartered accountant qualifying in the Institute of Chartered Accountants in England and Wales.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Sidwell is a Director of the Federal National Mortgage Association (Fannie Mae) and a Senior Advisor at Oliver Wyman. He is a trustee of the International Accounting Standards Committee Foundation, London, the Chairman of the BoD of Village Care of New York, a not-for-profit organization, and a Director of the National Council on Aging.

Peter R. Voser Swiss, born 29 August 1958 Royal Dutch Shell plc, 2501 AN, NL-The Hague Function in UBS Member of the Governance and Nominating Committee Year of initial appointment: 2005
Professional history and education
Peter R. Voser was elected to the BoD at the 2005 AGM and is a member of the Governance and Nominating Committee. As of July 2009, Mr. Voser has been serving as the CEO and an executive BoD member of Royal Dutch Shell plc, where he also acted as CFO from 2004 to 2009. Between 2002 and 2004, he was CFO of ABB in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch / Shell Group, holding various assignments in Switzerland, the UK, Argentina and Chile. Mr. Voser graduated in business administration from the University of Applied Sciences in Zurich.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Voser is a member of the BoD of the Swiss Federal Audit Oversight Authority.

Corporate governance and compensation

Elections and terms of office
In accordance with article 19 (paragraph one) of the “Articles of Association of UBS AG” (Articles of Association), all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis beginning with the AGM on 14 April 2010.
     BoD members are normally expected to serve for a minimum of three years. No BoD member should continue to serve beyond the AGM held in the calendar year following his or her sixty-fifth birthday; however, the BoD can extend this age limit.
Organizational principles and structure
The competencies of executive management have been increased and simultaneously, the supervisory role of the BoD has been accentuated, due to the revised Organization Regulations. The BoD’s ultimate responsibility for strategic and financial success includes deciding on the business strategy of the Group upon recommendation of the Group CEO, and taking into account the proposals and alternatives presented by the GEB. Furthermore, the BoD is responsible for appointing and dismissing all GEB members, the Company Secretary and the Head of Group Internal Audit, and approving the firm’s risk capacities and appetite, taking into account the proposals and alternatives suggested by the Risk Committee (RC).
     Following each AGM, the BoD meets to appoint its Chairman, one or more Vice Chairmen, the Senior Independent Director and the members and chairs of its committees. The BoD appoints a Company Secretary who acts as secretary to the BoD and its committees.
     According to the Articles of Association, the BoD meets as often as business requires, but must meet at least six times a year. A total of 23 meetings were held in 2009, of which seven included GEB members and 16 were without GEB participation. On average, 93% of BoD members were present at BoD meetings without GEB participation and 95% at meetings with GEB participation. The duration of these meetings was 3 1/2 hours on average. In addition, the BoD met for a one-day BoD seminar.
     Each committee chair provides the BoD with regular updates on the current activities of his or her committee and on important committee issues.
     At least once per year, the BoD reviews its own performance as well as the performance of each of its committees. This review is based on an assessment of the BoD conducted by the Governance and Nominating Committee (GNC) as well as a self-assessment of the BoD committees, and seeks to determine whether the BoD and its committees are functioning effectively and efficiently.
     The following committees assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations which are published on www.ubs.com/governance.
Audit Committee
The Audit Committee (AC) comprises at least three independent BoD members, with all members having been determined by the BoD to be fully independent and financially literate. On 31 December 2009, the AC consisted of William G. Parrett, the chairperson, as well as Michel Demaré and Ann F. Godbehere. All members have accounting and financial management expertise and are considered to be “financial experts” according to the rules established by the US Sarbanes-Oxley Act of 2002.
     The committee does not itself perform audits, but monitors the work of the auditors who in turn, are responsible for auditing UBS’s and the Group’s financial statements and for reviewing the quarterly financial statements. The function of the AC is to serve as an independent and objective body with oversight of: (i) the Group’s accounting policies, financial reporting and disclosure controls and procedures, (ii) the quality, adequacy and scope of external audit, (iii) UBS’s compliance with financial reporting requirements, (iv) management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance, and (v) the performance of Group Internal Audit in conjunction with the Chairman and the RC.
     The AC reviews the annual report and quarterly financial statements of UBS and the Group as proposed by the management with external auditors, management and Group Internal Audit in order to recommend their approval, including any adjustments the committee considers appropriate, to the BoD.
     Periodically and at least annually, the AC assesses the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision in relation to the appointment or removal of the external auditors and the rotation of the lead audit partner. The BoD then submits these proposals at the AGM.
     The AC met 14 times in 2009 for an average duration of 2 1/2 hours, in the presence of the Group Chief Financial Officer (CFO) each time, and with the Head of Group Internal Audit, the representatives of the external auditors and other GEB members participating in most of the meetings. Participation at the meetings averaged 98%.
     The committee reports back to the BoD about its discussions with our external auditors. Once per year, the lead representatives of the external auditors take part in a BoD meeting, presenting the long-form report of our external auditors, as required by the Swiss Financial Market Supervisory Authority (FINMA).

Corporate governance and compensation
Corporate governance

Corporate Responsibility Committee
The Corporate Responsibility Committee supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct, and to assess developments in stakeholder expectations and their possible consequences for UBS. The committee comprises at least three BoD members and, on 31 December 2009, Kaspar Villiger chaired the committee with Sally Bott and Ann F. Godbehere as its additional members. The committee is advised and supported by a number of senior business representatives. It met twice for 90 minutes in 2009, and all committee members were present.
è	Refer to the “Corporate responsibility” section of this report for more information on corporate responsibility
Governance and Nominating Committee
The GNC supports the BoD in fulfilling its duty to establish best practices in corporate governance across the Group; to conduct an annual assessment of the Chairman and the BoD as a whole; to establish and maintain a process for appointing new BoD members; and to manage the succession of the Group CEO. The committee comprises at least three independent BoD members and, on 31 December 2009, Kaspar Villiger chaired the committee with Bruno Gehrig, Sergio Marchionne and Peter R. Voser as its additional members. In 2009, 11 meetings were held with an average participation of 86% and a duration averaging over one hour. Of these 11 meetings, one was held with external advisors.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee (HRCC) is responsible for the following functions: (i) to support the BoD in its duties to set guidelines on compensation and benefits, (ii) to approve the total individual compensation for the Chairman and the GEB members as well as the Company Secretary and Head of Group Internal Audit, (iii) together with the Chairman, to provide the BoD with a proposal for total individual compensation for the independent BoD members, and (iv) to scrutinize executive performance and to supervise succession planning for all GEB members (other than the Group CEO). The HRCC also reviews the compensation disclosure included in this report.
     The committee comprises at least three independent BoD members and, on 31 December 2009, Sally Bott chaired the committee with Bruno Gehrig and Helmut Panke as its additional members. In 2009, 14 meetings were held with an average participation of 98% and a duration of over one hour. Of those meetings, nine were held with external advisors and one was held as a seminar with the participation of the Chairman and the Group Head HR.
è	Refer to the “Compensation and shareholdings” section of this report for more information on the Human Resources and Compensation Committee’s decision-making procedures
Risk Committee
The RC is responsible for assisting the BoD in reviewing the bank’s risk management and control framework, including (i) credit, market, country and operational risks (ii) treasury and capital management, including funding and liquidity, and (iii) balance sheet management, including in each case any consequent reputational risk. The RC assists the BoD in establishing the bank’s risk capacity and risk appetite, and in overseeing the bank’s risk profile. For these purposes, the RC receives relevant information from the GEB and other members of management.
     The committee comprises four independent BoD members and, on 31 December 2009, David Sidwell chaired the committee with Rainer-Marc Frey, Axel P. Lehmann and Helmut Panke as its additional members. The committee met 14 times with an average participation of 98%, averaging over four hours in duration. The Group CEO, Group CFO and Group CRO were present at all meetings. Other regular attendees included the CEO or co-CEOs of the Investment Bank, and CEO of Wealth Management & Business Banking or co-CEOs of Wealth Management & Swiss Bank. Eight of these meetings were held with representatives of the external auditors also in attendance. Two special sessions were held with the Governing Board of the SNB, and at least one session will continue to be held on an annual basis. In addition, one special session was held with FINMA, and at least one meeting will continue to be held on an annual basis.
Strategy Committee
The Strategy Committee was constituted on 1 July 2008, taking over the strategic responsibilities of the former Chairman’s Office. While it met extensively in 2008, no meetings took place in 2009. As it was always intended to be a temporary committee, it was disbanded on 25 June 2009 and its responsibilities were transferred to the full BoD.
Roles and responsibilities of the Chairman of the
Board of Directors
Kaspar Villiger, the Chairman, has entered into a full-time employment contract with UBS in connection with his service on the BoD.
     The Chairman coordinates the tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD decides on the strategy of the

Corporate governance and compensation

Group upon recommendation of the Group CEO, exercises the ultimate supervision over the executives and elects all GEB members.
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
Roles and responsibilities of the Senior Independent Director
At least once per year, the Senior Independent Director organizes and leads a meeting of the independent BoD members without the presence of the Chairman. In 2009, six independent BoD meetings were held averaging 90 minutes. The Senior Independent Director reports to the Chairman on the evaluation of the Chairman’s performance, and acts as a contact point for shareholders wishing to engage in discussions with an independent BoD member.
Important business connections of independent members of the Board of Directors with UBS
As a global financial services provider and a major bank in Switzerland, we have business relationships with many large companies, including those in which our BoD members assume management or independent board responsibilities. The nature of the relationships between UBS and companies whose chair, chief executive or other officer is a member of our BoD is not considered to compromise the BoD members’ capacity for independent judgment. Furthermore, no independent BoD member has personal business relationships with UBS that could compromise his or her independence.
     All relationships and transactions with UBS BoD members and their affiliated companies are conducted in the ordinary course of business, and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.
Checks and balances: Board of Directors and
Group Executive Board
We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the
BoD and executive management is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group upon recommendation of the Group CEO, and supervises and monitors the business, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, thus ensuring a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the firm, for which responsibility is delegated to the GEB under the leadership of the Group CEO. No member of one board may be a member of the other.
     Supervision and control of executive management remains with the BoD. The authorities and responsibilities of the two bodies are governed by the Articles of Association and the Organization Regulations, including the latter document’s “Annex B – Responsibilities and authorities”.
è	Refer to www.ubs.com/governance for more details on checks and balances for the BoD and GEB
Information and control instruments vis-à-vis the
Group Executive Board
The BoD is kept informed of the activities of the GEB in various ways. The minutes of the GEB meetings are made available to the BoD members. At BoD meetings, the Group CEO and GEB members regularly update the BoD on important issues.
     At BoD meetings, BoD members may request from BoD or GEB members any information about matters concerning UBS that they require to fulfill their duties. Outside meetings, BoD members may request information from other BoD and GEB members, in which case such requests must be approved by the Chairman.
     Group Internal Audit independently, objectively and systematically assesses the adherence to our strategy, effectiveness of governance, risk management and control processes at Group, divisional and regional levels, and monitors compliance with legal, regulatory and statutory requirements, as well as with internal policies and contracts. This internal audit organization, which is independent from management, reports significant findings to the Chairman and the RC. The AC must be informed of the results of the internal audit.
     In February 2009, our internal compliance function provided an annual compliance report to the BoD. This report is required by sections 109 and 112 of Circular 08/24 of FINMA on the supervision and internal controls at banks.
è	Refer to the “Risk management and control” section of this report for more information

Corporate governance and compensation
Corporate governance
Group Executive Board

UBS operates under a strict dual board structure, as required by Swiss banking law. The management of the business is delegated by the BoD to the GEB.
Members of the Group Executive Board
The information in the boxes below provides details on the composition of the GEB on 31 December 2009. It shows each member’s functions within UBS, nationality, year of initial appointment to the GEB, professional history, education, and date of birth. It also includes other activities and functions, such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups as well as official functions and political mandates.
Changes to the Group Executive Board in 2009
Oswald J. Grübel was named Group CEO on 26 February 2009, replacing Marcel Rohner who stepped down as Group CEO on that date.
     On 1 April 2009, Ulrich Körner was appointed Group COO and Walter H. Stürzinger stepped down from the GEB on that date. In this newly created role, Ulrich Körner is responsible for the management and performance of the infrastructure as well as service functions for the Group and leads the Corporate Center. The Group control functions (finance, risk, and legal and compliance) were centralized as part of the integration of the Group-wide infrastructure, services and control functions. This transformation took place in several steps and was finalized in October 2009.
     On 27 April 2009, Jerker Johansson resigned as CEO of the Investment Bank. Carsten Kengeter and Alexander Wilmot-Sitwell became co-CEOs of the Investment Bank. On 25 June 2009, Chi-Won Yoon became Chairman and CEO Asia Pacific, replacing Rory Tapner. On 27 October 2009, Marten Hoekstra stepped down as CEO of Wealth Management Americas and was replaced by Robert J. McCann.

Oswald J. Grübel German, born 23 November 1943 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CEO Year of initial appointment: 2009
Professional history and education
Oswald J. Grübel was named UBS Group CEO in February 2009. Before joining UBS he was the CEO of Credit Suisse Group and Credit Suisse. He stepped down from this role in May 2007. From 2002 to 2004, he was CEO of Credit Suisse Financial Services and co-CEO of Credit Suisse Group from 2003 until 2004. Mr. Grübel was a member of the Credit Suisse Group Executive Board from 1997 to 2001 and again from 2002 to 2007. From 1991 until 1997 he was a member of the Group Executive Board of Credit Suisse, responsible for equities, fixed income, global foreign exchange, money markets and asset / liability management in Zurich. Before that he was a member of the Financière Credit Suisse First Boston Group Executive Board in Zug. In 1970, Mr. Grübel joined White Weld Securities and became its CEO in 1978. From 1961 to 1970 he worked for Deutsche Bank, where he completed his training as a banker.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Grübel is a board member of the Spanish residential estate La Zagaleta, of the Swiss American Chamber of Commerce, the Institute of International Finance and the Financial Services Forum. He is a member of the Shanghai International Financial Advisory Council, the Institut International d’Etudes Bancaires and the International Monetary Conference.

John Cryan British, born 16 December 1960 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CFO Year of initial appointment: 2008
Professional history and education
John Cryan was appointed Group CFO and became a member of the Group Executive Board (GEB) in September 2008. In 2002 he became the European Head of the Financial Institutions Group of the UBS Investment Bank and three years later he was made its Global Head. A former employee of Arthur Andersen LLP, Mr. Cryan joined S.G. Warburg & Co. in London in 1987. Since 1992, he has specialized in providing strategic and financial advice to a wide range of companies in the financial services sector globally. Mr. Cryan graduated in 1981 with an MA with honors from the University of Cambridge.

Corporate governance and compensation

Markus U. Diethelm Swiss, born 22 October 1957 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group General Counsel Year of initial appointment: 2008
Professional history and education
Markus U. Diethelm was appointed Group General Counsel of UBS in September 2008. From 1998 until 2008, he served as Swiss Re’s Group Chief Legal Officer and was appointed to its Group Executive Board in 2007. Prior to that, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, focusing on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 until 1992, he practiced at New York’s Shearman & Sterling law firm, specializing in mergers and acquisitions, and in 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York as a foreign associate. He started his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. He is a qualified attorney-at-law in Switzerland and admitted to the Zurich and New York Bar.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Diethelm is the Chairman of the Legal Committee of the Swiss American Chamber of Commerce.

John A. Fraser Australian, born 8 August 1951 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Chairman and CEO Global Asset Management Year of initial appointment: 2002
Professional history and education
John A. Fraser was appointed Chairman and CEO of the Global Asset Management business division in late 2001. Prior to that, he was President and Chief Operating Officer (COO) of UBS Asset Management and Head of Asia Pacific. In 2008, he became Chairman of UBS Saudi Arabia. From 1994 to 1998, he was the Executive Chairman and CEO of the Australia funds management business. Before joining UBS, Mr. Fraser spent over 20 years in various positions at the Australian Treasury, including two international postings in Washington DC, first, at the International Monetary Fund and second, as a minister (economic) at the Australian Embassy. He was the Deputy Secretary (economic) of the Australian Treasury from 1990 to 1993. Mr. Fraser graduated from Monash University in Australia in 1972 and holds a first-class honors degree in economics.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Fraser is a non-executive Chairperson of the Victorian Funds Management Corporation, Melbourne, and is a member of the Board of Governors of the Marymount International School at Kingston-upon-Thames in the UK.

Carsten Kengeter German, born 31 March 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Co-CEO Investment Bank Year of initial appointment: 2009
Professional history and education
Carsten Kengeter was appointed co-CEO of the UBS Investment Bank and became a member of the GEB in April 2009. He joined UBS in December 2008 and served as the joint Global Head of Fixed Income, Currencies & Commodities (FICC) of the UBS Investment Bank until January 2010. Previously, Mr. Kengeter worked for Goldman Sachs as the co-Head of Asia (ex-Japan) Securities division in Hong Kong. In 2003, he co-headed the European FICC and Structured Equities Distribution in London, and in 2002 he became partner and Head of the FICC German Region in Frankfurt. In 2000 he was made Head of the European and Asian CDO business in London, and before that he was in derivatives marketing in Frankfurt. From 1992 to 1997, Mr. Kengeter worked for Barclays de Zoete Wedd, setting up its credit derivatives trading desk. He graduated as Diplom-Betriebswirt from FH Reutlingen, holds a bachelor’s in business administration from Middlesex University and a finance and accounting MS from the London School of Economics and Political Science.

Ulrich Körner German and Swiss, born 25 October 1962 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Group Chief Operating Officer CEO Corporate Center Year of initial appointment: 2009
Professional history and education
Ulrich Körner was appointed Group Chief Operating Officer (COO) and CEO Corporate Center and was made a member of the GEB in April 2009. In this function, he leads the Corporate Center. Mr. Körner was previously with Credit Suisse from 1998 and served as a member of the Credit Suisse Group executive management in his last six years where he held various management positions, including CFO and COO. Most recently, he was responsible for the entire Swiss client business as CEO of the Switzerland region. Mr. Körner received a PhD from the University of St. Gallen in business administration and served several years as an auditor for Price Waterhouse and management consultant for McKinsey & Company.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Körner is the Chairman of the Widder Hotel, Vice President of the BoD of Lyceum Alpinum Zuoz, member of the Foundation Board of the UBS Pension Fund, member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce and member of the board of the Swiss Banking Institute of the University of Zurich.

Corporate governance and compensation
Corporate governance

Philip J. Lofts British, born 9 April 1962 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group Chief Risk Officer Year of initial appointment: 2008
Professional history and education
Philip J. Lofts was appointed Group Chief Risk Officer (CRO) in November 2008. He has been with UBS for over 20 years. In 2008, he became the Group Risk COO, after having previously been the Group Chief Credit Officer for three years. Before this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the US. He successfully completed his A-levels at Cranbrook School. From 1981 to 1984 he was a trainee at Charterhouse Japhet plc, a merchant bank acquired by the Royal Bank of Scotland in 1985.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Lofts is a board member of the University of Connecticut Foundation.

Robert J. McCann American (US), born 15 March 1958 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO Wealth Management Americas Year of initial appointment: 2009
Professional history and education
Robert J. McCann was appointed CEO of Wealth Management Americas and became a member of the GEB in October 2009. Before joining UBS, he worked for Merrill Lynch & Company as Vice Chairman and President of the Global Wealth Management Group. In 2003 he served as Vice Chairman of Distribution and Marketing for AXA Financial. He started his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 1998 to 2000, he was the Global Head of Global Institutional Debt and Equity Sales. In 2000 he became the COO of Global Markets and Investment Banking, and from 2001 to 2003, he was the Head of Global Securities Research and Economics. Mr. McCann graduated with a bachelor’s in economics from Bethany College, West Virginia. He holds an MBA from Texas Christian University, Fort Worth, and completed the Advanced Management Program at Harvard Business School.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. McCann is a board member of the American Ireland Fund and is Vice Chairman of the Bethany College Board of Trustees. He is a member of the No Greater Sacrifice Advisory Board and is Chairman of the Executive Advisory Board of Sponsors for Educational Opportunity.

Francesco Morra Swiss and Italian, born 31 August 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO UBS Switzerland, Wealth Management & Swiss Bank Year of initial appointment: 2009
Professional history and education
Francesco Morra was appointed CEO of UBS Switzerland, Wealth Management & Swiss Bank, and became a member of the GEB in 2009. In November 2007 he was appointed Head of Wealth Management Western Europe, Mediterranean, Middle East and Africa. In addition, as of September 2008, he was responsible for the business unit Latin America, Caribbean & Canada. Mr. Morra joined UBS in 2005 as the Head of Wealth Management Italy and as a member of the former Group Managing Board (GMB). Before joining UBS, he held various management positions at the Boston Consulting Group between 1992 and 2005. He holds a master’s and PhD in economics from the University of St. Gallen.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Morra is Vice Chairman of the Swiss Bankers Association and Swiss Finance Institute. He is on the Committee of the Zurich Chamber of Commerce.

Alexander Wilmot-Sitwell British, born 16 March 1961 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Co-CEO Investment Bank Year of initial appointment: 2008
Professional history and education
Alexander Wilmot-Sitwell was appointed co-CEO of the UBS Investment Bank in April 2009. He became a member of the GEB in February 2008 and served as the joint Global Head of Investment Banking and Chairman and CEO of UBS Group Europe, Middle East & Africa. In 2006, Mr. Wilmot-Sitwell became a member of the former GMB. He joined the firm in 1996 as the Head of Corporate Finance in South Africa and moved to London in 1998 as Head of UK Investment Banking. Mr. Wilmot-Sitwell previously worked for Warburg Dillon Read and served as the Head of Corporate Finance at SBC Warburg in South Africa. Mr. Wilmot-Sitwell graduated from Bristol University with a degree in modern history.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Wilmot-Sitwell is Vice President of the Save the Children Fund, London.

Corporate governance and compensation

Robert Wolf
American (US), born 8 March 1962
UBS AG, Bahnhofstrasse 45,
CH-8098 Zurich

Functions in UBS
Chairman and CEO, UBS Group Americas / President
Investment Bank

Year of initial appointment: 2008

Professional history and education
Robert Wolf was appointed President of the UBS Investment Bank in 2007 and was COO of the UBS Investment Bank from 2004 to 2008. Since 2007, he has also served as Chairman and CEO of UBS Group Americas. Prior to that, Mr. Wolf served as the Global Head of Fixed Income from 2002 to 2004 and previously as Global Head of Credit Trading, Research and Distribution. He joined Union Bank of Switzerland (UBS) in 1994, after spending approximately 10 years at Salomon Brothers in fixed income. In 1984, Mr. Wolf graduated from the Wharton School of the University of Pennsylvania with a degree in economics.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Wolf is a member of President Obama’s Economic Recovery Advisory Board. He is a member of the Undergraduate Executive Board of the Wharton School, the University of Pennsylvania Athletics Board of Overseers and the Financial Services Round Table. Mr. Wolf is also a member of the Council on Foreign Relations and the Committee Encouraging Corporate Philanthropy. He is in the Leadership Council of the Multiple Myeloma Research Foundation, Norwalk, on the Board of Trustees of the Children’s Aid Society, New York, and the Partnership New York City. He is a member of the Robert F. Kennedy Center for Justice & Human Rights Leadership Council.

Chi-Won Yoon American (US), born 2 June 1959 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Chairman and CEO Asia Pacific Year of initial appointment: 2009
Professional history and education
Chi-Won Yoon became Chairman and CEO of UBS, Asia Pacific (APAC) and a member of the GEB in June 2009. He continues to serve APAC’s securities businesses such as Equities, which he headed from 2004 to 2009 and FICC, which he was brought in to lead in February 2009. Mr. Yoon, who joined UBS in 1997, began his career in financial services eleven years earlier. He worked first at Merrill Lynch in New York and then at Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, Mr. Yoon worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from the Massachusetts Institute of Technology (MIT) and in 1986, a master’s degree in management from MIT’s Sloan School of Management. He was born in Korea.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Yoon is on the Asian Executive Board of MIT’s Sloan School of Management.

Jürg Zeltner Swiss, born 4 May 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO Wealth Management, Wealth Management & Swiss Bank Year of initial appointment: 2009
Professional history and education
Jürg Zeltner was appointed CEO Wealth Management, Wealth Management & Swiss Bank, and became a member of the GEB in February 2009. In November 2007, he was appointed Head of Wealth Management North, East & Central Europe and became a member of the former GMB in the same year. From 2005 to 2007, he was CEO of UBS Deutschland, Frankfurt. Prior to that, he held various management positions in the Wealth Management division of UBS. Between 1987 and 1998, Mr. Zeltner was with SBC in various roles within the Private and Corporate Client division in Berne, New York and Zurich. He graduated from the School of Economics and Business Administration in Berne and completed the Advanced Management Program at Harvard Business School.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Zeltner is a board member of the German Swiss Chamber of Commerce and the UBS Optimus Foundation.

Corporate governance and compensation
Corporate governance

Responsibilities, authorities and organizational
principles of the Group Executive Board
Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its business. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies. The GEB constitutes itself as the risk council of the Group. In this function, the GEB has overall responsibility for establishing and supervising the implementation of risk management and control principles, for approving the core risk policies as proposed by the Group Chief Risk Officer (Group CRO), the Group CFO and the Group General Counsel (Group GC) as well as for controlling the risk profile of the Group as a whole as determined by the BoD and the RC. The GEB plays a key role in proposing the human resources policy and the compensation principles of the Group. In 2009, the GEB held in total 21 meetings of which 11 were jointly with the Executive Committee and 4 were jointly with the EC and the Group ALCO.
è	Refer to the Organization Regulations, which are available at www.ubs.com/governance, for more information on the authorities of the GEB
Responsibilities and authorities of the former
Executive Committee and the new Group Asset and
Liability Management Committee
The EC, established in January 2009, was disbanded in October 2009. The EC consisted of the Group CEO, the Group CFO, the Group COO, the Group CRO and the Group GC. Under the leadership of the Group CEO, the EC was responsible for allocating the Group’s financial resources to the business divisions – i.e. capital, terms and availability of funding, risk capacity and parameters – in each case within the limits set by the BoD. Additionally, the EC set the performance targets of the business divisions, monitored and evaluated them. Under the guidance of the Group CEO, the EC prepared proposals for approval by the BoD and supported the BoD in its decision-making process. The EC had overall responsibility for implementing our risk management and control principles, allocating risk capacity to the business divisions and controlling our overall risk profile. In 2009, the EC held eight meetings on its own; 11 jointly with the GEB and four with the GEB and the Group ALCO.
     The GEB has delegated certain duties and responsibilities to the new Group ALCO, as specified in the Organization Regulations. The Group ALCO promotes the usage of our assets and liabilities in line with our strategy, regulatory commitments and interests of shareholders and other stakeholders. In 2009, the Group ALCO held one meeting on its own and four jointly with the GEB and the EC.
Management contracts
We have not entered into management contracts with any third parties.

Corporate governance and compensation

Shareholders’ participation rights

We are committed to shareholder participation in our decision-making process and aim to make such participation as easy as possible. More than 300,000 directly registered shareholders, as well as some 90,000 US shareholders registered via nominee companies, regularly receive written information about our activities and performance and are personally invited to shareholder meetings.
è	Refer to the “Information policy” section of this report for further information on these documents

Relationships with shareholders

We fully subscribe to the principle of equal treatment of all shareholders, who range from large investment institutions to individual investors, and regularly inform them about the development of the company of which they are co-owners.

The AGM offers shareholders the opportunity to raise any questions regarding our development and the events of the year that are under review. Members of the BoD and GEB, as well as the internal and external auditors, are present to answer these questions.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a large number of individual shareholders, may hold an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to the 5% voting limit.

In order to be recorded in the share register with voting rights, shareholders must confirm that they acquired UBS shares in their own name and for their own account. Nominee companies and trustees are required to sign an agreement confirming their willingness to disclose, upon our request, individual beneficial owners holding more than 0.3% of all issued shares.
All shareholders registered with voting rights are entitled to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda either by giving instructions to an independent proxy designated by UBS, as required under Swiss company law, or by appointing UBS, another bank or another registered shareholder of their choice to vote on their behalf. Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS.

Statutory quorums

Shareholder resolutions, the election and reelection of members of the BoD and the appointment of the Group and statutory auditors are decided at the AGM by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that, for certain specific issues, a majority of two-thirds of the votes represented at the meeting must vote in favor of the resolution. These issues include, among others, the creation of shares with privileged voting right, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusion of shareholders’ pre-emptive rights.

The Articles of Association also requires a two-thirds majority of votes represented for any change to its provisions regarding the number of BoD members, and any decision to remove one-fourth or more of the members of the BoD.
Votes and elections are normally conducted electronically to clearly ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request that a vote or election take place electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to vote separately and BoD elections are made on a person-by-person basis.

Convocation of general meetings of shareholders

The AGM normally takes place each year in April, but in any case within six months of the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled meeting. The meeting agenda is also published in various Swiss newspapers and on the internet at www.ubs.com/agm.

EGMs may be convened whenever the BoD or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an EGM be convened to deal

Corporate governance and compensation
Corporate governance

with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the shareholders’ meeting.

We publish the deadline for submitting such proposals in the Swiss Official Gazette of Commerce and on our website www.ubs.com/agm. Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The BoD formulates opinions on the proposals, which are published together with the motions.

Registrations in the share register

The general rules for being entered with voting rights in our Swiss or US share registers also apply before general meetings of shareholders. There is no “closing of the share register” in the days before the meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two days before the meeting.

Corporate governance and compensation

Change of control and defense measures

We refrain from restrictions that would hinder developments initiated in or supported by the financial markets. We also do not have any specific defenses in place to prevent hostile takeovers.

Duty to make an offer

An investor who acquires more than 33 1/3% of all voting rights (directly, indirectly or in concert with third parties), whether they are exercisable or not, is required to submit a takeover offer for all shares outstanding, according to Swiss stock exchange law. We have not elected to change or opt out of this rule.

Clauses on change of control

The service agreements and employment contracts with the Chairman of the BoD and with the GEB members do not contain change of control clauses, except for two agreements with GEB members. In one clause, a change of control would reduce the employment notice of termination period from six to two months, and in the other clause, which was applicable only until 1 March 2010, compensation plan awards would be treated as if employment had ceased due to “mutually agreed termination”.

All new employment agreements with GEB members contain a notice of termination period of six months and no existing GEB member has a notice of termination period longer than 12 months. During the notice of termination period, GEB members are entitled to their salary and continuation of existing employment benefits.
In case of a change of control, the HRCC may, however, accelerate the vesting of restricted shares and amend the vesting date or lapse date of options for all employees.
According to the agreement we have entered into with the Swiss National Bank (SNB) in connection with the transfer of certain illiquid and other positions to a fund owned and controlled by the SNB, in the event of a change in control of UBS the SNB has the right but not the obligation to require that we purchase the loan the SNB provided to the fund at its outstanding principal amount plus accrued interest, and that we purchase the fund’s equity at 50% of its value at the time.

Corporate governance and compensation
Corporate governance

Auditors

Audit is an integral part of corporate governance. While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit. The AC, and ultimately the BoD, supervises the effectiveness of audit work.

External, independent auditors

At the 2009 AGM, Ernst & Young Ltd., Basel, (Ernst & Young) were reelected as principal auditors for the Group for a further one-year term of office. Ernst & Young assume virtually all auditing functions according to laws, regulatory requests and the “Articles of Association of UBS AG”. The Ernst & Young lead partner in charge of the UBS audit has been Andrew Mclntyre since 2005, who will be replaced in 2010 by Jonathan Bourne due to a five-year rotation requirement; Andreas Blumer has acted as the global engagement partner since 2004, and his incumbency is limited to seven years. Ernst & Young will be proposed for reelection at the AGM in 2010.

At the 2009 AGM, the former BDO Visura, Zurich, now BDO AG, was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions independently from the principal auditors in connection with capital increases.

Fees paid to external independent auditors
The fees (including expenses) paid to our principal auditors Ernst & Young, are set forth in the table below. In addition, Ernst & Young received CHF 37,030,000 in 2009 (CHF 31,561,000 in 2008) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit in accordance with applicable laws and generally accepted auditing standards, as well as other assurance services that conventionally only the principal auditor can provide. These include statutory and regulatory audits, attest services, and the review of documents to be filed with regulatory bodies.
Audit-related work comprises assurance and related services that traditionally are performed by the principal auditor, such as attest services related to financial reporting, internal control reviews, performance standard reviews, consultation concerning financial accounting and reporting standards and due diligence investigations on transactions in which we propose to engage.
Tax work involves services performed by professional staff in Ernst & Young’s tax division, and includes tax compliance, tax consultation and tax planning in respect to our own affairs.

Fees paid to external auditors

UBS paid the following fees (including expenses) to its external auditors Ernst & Young Ltd.:

	For the year ended

in CHF thousand	31.12.09	31.12.08

Audit

Global audit fees	45,276	45,848

Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	8,856	9,918

Total audit	54,132	55,766

Non-audit

Audit-related fees	7,405	8,430

of which assurance and attest services	3,142	3,143

of which control and performance reports	4,023	4,622

of which advisory on accounting standards, transaction consulting including due diligence, other	240	665

Tax advisory	509	504

Other	279	1,246

Total non-audit	8,193	10,180

Corporate governance and compensation

     “Other” services are approved on an exceptional basis only. In 2008 and 2009, they mainly comprised on-call advisory services.

Pre-approval procedures and policies
To ensure Ernst & Young’s independence, all services provided by them have to be pre-approved by the AC. A pre-approval may be granted either for a specific mandate, or in the form of a bucket pre-approval authorizing a limited and well-defined type and amount of services.

The AC has delegated pre-approval authority to its Chairman; hence the Group CFO submits all proposals for services by Ernst & Young to the Chairman of the AC for approval, unless there is a bucket pre-approval in place. At each quarterly meeting, the AC is informed of the approvals granted by its Chairman and of services authorized under bucket pre-approvals.

Group Internal Audit

Group Internal Audit, with 313 personnel worldwide on 31 December 2009, performs the internal auditing function for the entire Group. Group Internal Audit supports the BoD and its committees in discharging their governance responsibilities by independently assessing the effectiveness of our system of internal controls and our compliance with statutory, legal and regulatory requirements. All reports with key issues are provided to the Group CEO, the members of the GEB responsible for the business divisions and other responsible management. In addition, the Chairman of the BoD, the RC and the AC are regularly informed about important issues. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head of Group Internal Audit reports directly to the Chairman of the BoD and to the RC. Group Internal Audit has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data needed to fulfill its auditing duties. The RC may order special audits to be conducted. BoD members, BoD committees or the Group CEO may submit requests for such audits to the RC.
Coordination and close cooperation with the auditors enhance the efficiency of Group Internal Audit’s work.

Corporate governance and compensation
Corporate governance

Information policy

We provide regular information to our shareholders and to the financial community.

Financial results will be published as follows

First quarter 2010	4 May 2010

Second quarter 2010	27 July 2010

Third quarter 2010	26 October 2010

The Annual General Meeting of shareholders will
take place as follows

2010	14 April 2010

2011	20 April 2011

We meet with institutional investors worldwide throughout the year and regularly hold results presentations, special investor seminars, road shows, individual and group meetings. Where possible, meetings involve senior management as well as members of the investor relations team. We make use of diverse technologies such as webcasting, audio links and cross-location video-conferencing to widen our audience and maintain contact with shareholders around the world.

Once a year, unless they explicitly choose not to, registered shareholders receive a summary of our annual report in the form of an annual review. It provides an overview of the firm and our activities during the year as well as key financial information. Each quarter, shareholders are mailed a brief update on our quarterly financial performance. Shareholders can also request our complete financial reports, produced on a quarterly and annual basis, free of charge.
To ensure fair access to and dissemination of our financial information, we make our publications available to all shareholders at the same time.
è	Refer to www.ubs.com/investors for a complete set of published reporting documents, the corporate calendar, access to recent webcasts and a selection of senior management industry conference presentations

Financial disclosure principles

Based on discussions with analysts and investors, we believe that the market rewards companies that provide clear, consistent and informative disclosure about their business. Therefore, we aim to communicate our strategy and results in a manner that allows shareholders and investors to gain an understanding of how our company works, what our growth prospects are and what risks our strategy and results might entail. Feedback from analysts and investors is continually assessed and, where relevant, reflected in our quarterly and annual reports. To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:
–	Transparency in disclosure enhances understanding of the economic drivers and builds trust and credibility.
–	Consistency in disclosure within each reporting period and between reporting periods.
–	Simplicity in disclosure allows readers to gain an understanding of the performance of our businesses.
–	Relevance in disclosure avoids information overload by focusing on what is required by regulation or statute and is relevant to our stakeholders.
–	Best practice in line with industry norms, leading the way to improved standards where possible.

Financial reporting policies

We report our results after the end of every quarter, including a breakdown of results by business division and extensive disclosures relating to credit and market risk.

Our financial statements are prepared according to IFRS as issued by the International Accounting Standards Board.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for a detailed explanation of the basis of UBS’s accounting
We are committed to maintaining the transparency of our reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of our business divisions, or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, our results are restated for previous periods when required by applicable accounting standards, to show how they would have been reported according to the new basis and provide clear explanations of all relevant changes.

US regulatory disclosure requirements
As a “foreign private issuer”, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (SEC) under the US federal securities laws. We file an annual report on Form 20-F, and submit our quarterly financial reports under cover of Form 6-K to the SEC. These reports, as well as materials sent to shareholders in connection with AGMs and EGMs, are all available at www.ubs.com/investors.

Corporate governance and compensation

On 31 December 2009, an evaluation was carried out under the supervision of management including the Group CEO and Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the Group CEO and Group CFO concluded that our disclosure controls and procedures were effective as of that date. No significant changes have been made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.
In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting. The financial statements of this report contain management’s assessment of the effectiveness of internal control over financial reporting, as per 31 December 2009. The external auditors’ report on this assessment is also included in this report.

Corporate governance and compensation
Corporate governance

Regulation and supervision

As a Swiss-registered company, our home country regulator and consolidated supervisor is FINMA. However, our operations are global and are therefore regulated and supervised by the relevant authorities in each of the jurisdictions in which we conduct business. The next sections describe the regulation and supervision of our business in Switzerland, our home market, and the regulatory and supervisory environments in the US and the UK, our next two largest areas of operations.

Regulation and supervision in Switzerland

Swiss Federal Legislation
We are regulated by the Swiss Federal Law relating to Banks and Savings Banks of 8 November 1934, as amended, and the related Implementing Ordinance of 17 May 1972, as amended, which are together known as the Federal Banking Law. Depending on the license obtained under this law, banks in Switzerland may engage in a full range of financial services activities, including commercial banking, investment banking and asset management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary. The Federal Banking Law establishes a framework for supervision by FINMA.

Switzerland implemented the internationally agreed capital adequacy rules of the Basel Capital Accord (Basel II) by means of the Capital Adequacy Ordinance of 29 September 2006, and subsequent FINMA circulars. Switzerland imposes a more differentiated and tighter regime than the internationally agreed rules, including more stringent risk weights. Capital requirements for the two large banks, UBS and Credit Suisse, exceed the Swiss minimum due to a mandatory capital buffer under Basel II. The revised decree on capital requirements issued at the end of 2008 increased the risk-based buffer and complemented it with a leverage ratio requirement, i.e. a minimum ratio of capital and balance sheet assets.
è	Refer to the “Capital management” section of this report for more details about capital requirements
The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector (Anti-Money Laundering Act, AMLA) lays down a common standard for due diligence obligations for the whole financial sector which must be met to prevent money laundering.
In our capacity as a securities broker, we are governed by the Swiss Federal Law on Stock Exchanges and Securities Trading of 24 March 1995, as amended. FINMA is the competent supervisory authority.

Regulation by the Swiss Financial Market Supervisory Authority
FINMA is strongly involved in the shaping of the legislative framework for banks, especially through the following mechanisms:
–	FINMA has substantial influence on the drafting of Swiss federal acts and ordinances from the Federal Council or the parliament (e.g. the Ordinance on the Money Laundering Reporting Office dated 25 August 2004, as amended).
–	On a more technical level, FINMA is empowered to issue its own ordinances and circulars, 55 of which are presently effective. These include, for example, FINMA-Circular 08/38 on Market Behavior, FINMA-Circular 08/24 on Supervision and Internal Controls at Banks, and FINMA-Circular 09/1 on Guidelines on Asset Management.

Self-regulation by the SIX Swiss Exchange and the
Swiss Bankers Association
Certain aspects of securities brokering, such as the organization of trading, are subject to self-regulation through the SIX Swiss Exchange, under the overall supervision of FINMA. Examples are:
–	the Listing Regulations of 24 January 1996, as amended on 1 July 2009, and the General Conditions dated 31 March 2009; and
–	the Directive on the Disclosure of Management Transactions of 29 October 2008.

FINMA also officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers Association), making them an integral part of banking regulation. Examples are:
–	Directives on Fiduciary Investments, 2009;
–	Agreement on the Swiss banks’ Code of Conduct with regard to the Exercise of Due Diligence, 2008;
–	Directives on the Independence of Financial Research, 2008;
–	Guidelines on the Simplified Prospectus for Structured Products, 2007;
–	Agreement of Swiss Banks on Deposit Insurance, 2005; and
–	Guidelines on the Handling of Dormant Accounts, Custody Accounts and Safe-Deposit Boxes Held in Swiss Banks, 2000.

Two-tier system of supervision and direct supervision of UBS and Credit Suisse
Generally, supervision in Switzerland is based on a division of tasks between FINMA and a number of authorized audit

Corporate governance and compensation

firms. Under this two-tier supervisory system, FINMA has the responsibility for overall supervision and enforcement measures while the authorized audit firms carry out official duties on behalf of, and subject to, sanctions imposed by FINMA. The responsibility of external auditors encompasses the audit of financial statements, the reviewing of banks’ compliance with all prudential requirements and on-site audits.

Because of their importance to the Swiss financial system, UBS and Credit Suisse are directly supervised by dedicated teams at FINMA. The regime of direct supervision is regulated by the FINMA-Circular 08/9 on the Supervision of Large Banking Groups. Supervisory tools include schedules of meetings with management and information exchange encompassing all control and business areas, independent assessments through review activities, and a regular exchange of views with internal audit functions, external auditors and important host supervisors.
Direct supervision is performed by FINMA’s Supervision of Large Banks section, which assigns a dedicated supervisory team to each of the two large banking groups. These firm-specific teams are supported by teams specifically monitoring the investment banking, wealth management and asset management businesses across the large banking groups, and the Risk Management, and Solvency and Capital sections.

Disclosures to the Swiss National Bank
While Switzerland’s banks are primarily supervised by FINMA, compliance with liquidity rules is monitored by the SNB. The SNB also takes a direct interest in the stress testing practice of both large banks. Liquidity regulation is currently being reformed.

è	Refer to the “Liquidity and funding management” section of this report for more details about liquidity requirements

Regulation and supervision in the US

Banking regulation
Our operations in the US are subject to a variety of regulatory regimes. We maintain branches of UBS AG in California, Connecticut, Florida, Illinois and New York. The branches located in California, Florida and New York are federally licensed by the Office of the Comptroller of the Currency. Branches located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US branches. Only the deposits of our subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of UBS located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as we maintain one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS AG under similar circumstances, and this federal power may pre-empt the state insolvency regimes that would otherwise be applicable to our state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS AG, pursuant to federal law in the event of a UBS insolvency, all assets of the US branches of UBS AG would most likely be applied first to satisfy creditors of these US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
In addition to the direct regulation of our US banking offices, because we operate US branches, we are subject to oversight regulation by the Board of Governors of the Federal Reserve System under various laws (including the International Banking Act of 1978 and the Bank Holding Company Act of 1956). On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) UBS, our US subsidiary federally chartered trust company and our US subsidiary bank located in Utah are required to meet certain capital ratios, (ii) our US branches, our US subsidiary federally chartered trust company, and our US subsidiary bank located in Utah are required to meet certain examination ratings, and (iii) our subsidiary bank in Utah is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1997. A major focus of US governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to UBS and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their clients. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of our reputation.

Corporate governance and compensation
Corporate governance

US regulation of other US operations
In the US, UBS Securities LLC and UBS Financial Services Inc., as well as our other US-registered broker-dealer entities, are subject to regulations that cover all aspects of the securities business, including: sales methods; trade practices among broker-dealers; use and safekeeping of clients’ funds and securities; capital structure; record-keeping; the financing of clients’ purchases; and the conduct of directors, officers and employees.

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (FINRA). Depending on the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.
Created in July 2007 through the consolidation of the National Association of Securities Dealers and the member regulation, enforcement and arbitration functions of the NYSE, FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services.
FINRA covers a broad spectrum of securities businesses, including: registering and educating industry participants; examining securities firms; writing rules; enforcing those rules and the federal securities laws; informing and educating the investing public; providing trade reporting and other industry utilities; and administering a dispute resolution fo-

rum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the American Stock Exchange and the Chicago Climate Exchange.

Regulation and supervision in the UK

Our operations in the UK are regulated by the Financial Services Authority (FSA), which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses.

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
Some of our subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which we are a member. We are also subject to the requirements of the UK Panel on Takeovers and Mergers, where relevant.
Financial services regulation in the UK is conducted in accordance with European Union directives which require, among other things, compliance with certain capital adequacy standards, client protection requirements and conduct of business rules (such as Markets in Financial Instruments Directive). These directives apply throughout the European Union and are reflected in the regulatory regimes of the various member states. The standards, rules and requirements established under these directives are broadly comparable in scope and purpose to the regulatory capital and client protection requirements imposed under applicable US law.

Corporate governance and compensation

Compliance with NYSE listing standards on corporate governance

As a Swiss company listed on the NYSE, we comply with the NYSE corporate governance standards for foreign private issuers.

Independence of directors

Based on the listing standards of the NYSE, our BoD has established specific criteria for defining the independence of our external members. Each external director has to personally confirm his or her compliance with the criteria, which are published on our website under www.ubs.com/governance.

All current external members have been confirmed by the BoD as having no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Currently all members of the BoD are external, with the exception of the Chairman. Each of the external members has also met all the BoD and NYSE requirements with respect to independence.
The NYSE has more stringent independence requirements for members of audit committees. All three members of our AC are external BoD members who, in addition to satisfying the above criteria, do not: receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors; hold, directly or indirectly, UBS shares in excess of 5% of the outstanding capital; or (except as noted below) serve on the audit committees of more than two other public companies. These members are William G. Parrett, Ann F. Godbehere and Michel Demaré. The NYSE guidelines allow for an exemption for AC members to sit on more than three audit committees of public companies, provided that all members of the BoD determine that the candidate has the time and the availability to fulfill his or her obligations. Considering the credentials of William G. Parrett, and the fact that he has retired from his executive functions, the BoD has granted this exemption in his case.

Board of Directors and its committees
We operate under a strict dual board structure mandated by Swiss banking law. No member of the GEB may also be a member of the BoD and vice versa. This structure ensures the institutional independence of the entire BoD from the day-to-day management. UBS has established committees for the following BoD mandates: audit; human resources and compensation; governance and nominating; risk and corporate responsibility.

è	Refer to the “Board of Directors” section of this report for further information on these committees – including their mandates, responsibilities and authorities – as well as their activities during 2009

In addition, the BoD elects at least one Vice Chairman who must be independent and who acts as the Senior Independent Director. Sergio Marchionne assumed these roles in 2009. Mr. Marchionne will not stand for reelection to the BoD at the AGM in April 2010. The BoD may elect another Vice Chairman who does not need to be independent, but has not done so this time. More details about the Vice Chairman function can be found in the Organization Regulations, which are published on www.ubs.com/governance.

The BoD has adopted Organization Regulations that constitute our corporate governance guidelines, which include all matters required by the NYSE rules. The BoD has also adopted a “Code of Business Conduct and Ethics”. Both the Organization Regulations and the “Code of Business Conduct and Ethics” are available on our website at www.ubs.com/governance. In addition, the AC has established rules for the handling of complaints related to accounting and auditing matters, the internal policies on “Whistleblowing Protection for Employees” and “Compliance with Attorney Standards of Professional Conduct”.

Differences from corporate governance standards relevant to US listed companies

According to the NYSE listing standards on corporate governance, foreign private issuers have to disclose any significant ways in which their corporate governance practices differ from those to be followed by domestic companies.

Responsibility of the Audit Committee for appointment,
compensation, retention and oversight of the independent auditors
Our AC has been assigned all the abovementioned responsibilities, except for appointment of the independent auditors, which are elected by the shareholders as per Swiss company law. The AC assesses the performance and qualification of the external auditors and submits its proposal for appointment, re-appointment or removal to the full BoD, which brings its proposal to the shareholders for vote at the AGM.

Corporate governance and compensation
Corporate governance

Discussion of risk assessment and risk management policies by the Risk Committee
In accordance with our Organization Regulations, the RC has the authority to define our risk principles and risk capacity. The RC is responsible for monitoring our adherence to those risk principles and for monitoring whether business and control units run appropriate systems for the management and control of risks.

Assistance by Risk Committee of the internal audit function
Both the Chairman and the RC have the responsibility for and authority to supervise the internal audit function.

Responsibility of the Human Resources and Compensation
Committee for oversight of management and evaluation by the Board of Directors
Performance evaluations of our senior management, comprising the Group CEO and the members of the GEB, are completed by the Chairman of the BoD and the HRCC and reported to the full BoD. All BoD committees perform a self-assessment of their activities and report back to the full BoD.

The BoD has direct responsibility and authority to evaluate its own performance, without preparation by a BoD committee.

Proxy statement reports of the Audit and Human Resources
and Compensation Committees
Under Swiss company law, all reports addressed to shareholders are provided and signed by the full BoD, which has ultimate responsibility vis-a-vis shareholders. The committees submit their reports to the full BoD.

Shareholders’ votes on Equity Compensation Plans
Swiss company law authorizes the BoD to approve compensation plans. Though Swiss law does not allocate such authority to the AGM, it requires that Swiss companies determine capital in their articles of association and each increase of capital is required to be submitted for shareholders’ approval. This means that, if equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote on their approval.

Corporate governance and compensation
  Advisory vote

Compensation and shareholdings

The UBS Total Reward Principles are designed to align employees’ interests with those of shareholders – the creation of long-term value and sustainable shareholder returns. These principles, reproduced in full at the end of the report, are established by the Human Resources and Compensation Committee of the Board of Directors, and provide the basis for 2009 compensation practices.

Letter from the Human Resources and Compensation Committee
of the Board of Directors

Dear Shareholders
Throughout 2009, the new UBS has faced the crucial challenge of rebuilding its key businesses, regaining the trust of shareholders and clients and establishing and developing the pursuit of its longer term strategy to bring about sustained profitability. All these factors taken together have underscored the need to attract and retain key talent, which is critical to attaining our strategic goals. At the same time, the increased competitive market pressures, extensive regulatory oversight and a rapidly changing commercial environment have also continued. Our approach to providing both a robust and impactful compensation and talent framework has certainly been affected by these often competing pressures.
At the start of 2009, in response to lessons learned from the financial crisis, UBS acted as a forerunner in implementing a new executive compensation framework. The framework, which is now in place, incorporates significant deferral for senior management and places more emphasis on compensation at risk. We also integrated the focus on “economic profit” as a key driver of compensation accruals. During the year, and building on work already started in 2008, we revised the Total Reward Principles, which summarize the compensation principles for all UBS employees. These principles focus on a number of long-standing drivers including risk awareness, effective risk and capital management, sustainable profitability, and client focus. They also highlight the importance of deferred pay, and include additional forfeiture clauses in order to better align employee compensation with medium and longer-term shareholder value.
Rewards based on longer-term risk-adjusted performance, especially for key senior management, has increased in importance. Thus for 2009 performance year, the first awards have recently been granted to GEB members under the Performance Equity Plan and the Cash Balance Plan introduced at last year’s AGM. In addition the Incentive Performance Plan has been introduced as a key long-term performance and retention tool in 2010. The IPP is specifically designed to reward participants whose performance can be linked to adding sustainable value to UBS over the next five years.
We will again hold an advisory vote on compensation at the AGM in April 2010. Shareholder participation in compensation matters remains crucial and, as such, shareholders will be asked to vote on the 2009 compensation report.
The HRCC and the full BoD are committed to reinforcing the relationship between compensation and long-term performance. We continually assess the alignment of our compensation framework with shareholder interests, the ability of that framework to withstand a fluctuating market and its effectiveness at supporting the execution of the firm’s people strategy. We have closely followed international developments in compensation, and are compliant with the frameworks defined by the Financial Stability Board and FINMA, as well as those in other jurisdictions where we have a substantial presence. In 2009, we extended our HRCC charter to reflect a greater scope of responsibility, particularly in relation to business risks.
While developments in this area continue, we are confident that our compensation framework for 2009, and the resultant overall compensation program achieved the appropriate balance between the demands of our strategic goals, our economic positioning, general market conditions and the need to effectively reward and incent our talent – the most important resource to achieving our long-term goals.

Sally Bott
Chairman of the HRCC

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Compensation governance

Human Resources and Compensation Committee

The HRCC is composed of three independent members of the BoD. On 31 December 2009, the members were Sally Bott (committee chair), Bruno Gehrig and Helmut Panke. Hostettler & Partner AG provided independent external advice to the committee and Towers Perrin supported the committee with market data during the year.

Authorities and responsibilities

The HRCC is responsible for reviewing the Total Reward Principles and for submitting them to the BoD. Additionally, on behalf of the BoD, the committee has the following key areas of responsibility:
–	reviewing and approving the design of the total compensation framework, including compensation strategy, programs and plans, and proposing significant changes to plans and new plans to the BoD for approval;
–	defining the relationship between compensation and performance;
–	reviewing variable incentive funding throughout the year and proposing the final outcome to the BoD for approval;
–	approving base salaries and annual incentive awards for GEB members, excluding the Group CEO whose compensation needs to be approved by the BoD upon recommendation by the HRCC;
–	proposing individual GEB appointments to the BoD and approving the associated employment agreements; and
–	working with the Governance and Nominating Committee and the full BoD on reviewing succession plans for GEB members including the Group CEO.
     In addition, the HRCC charter was amended in 2009 to reflect the changing regulatory environment, in particular the need to review compensation structures with human resources (HR) and the risk management function to ensure they do not encourage excessive or unnecessary risk-taking.
     Authorities for compensation-related decisions are governed by the “Organization Regulations of UBS AG” (Organization Regulations), “Annex B – Responsibilities and authorities”, and “Annex C – Charter for the committees of the Board of Directors of UBS AG”. The structure is shown below.

Compensation authorities

Recipients	Compensation recommendations developed by	Approved by	Communicated by

Chairman of the BoD	Chairman of the HRCC [1]	HRCC	HRCC

Group CEO	Chairman of the BoD/HRCC	BoD	HRCC

Members of the GEB	Group CEO	HRCC	Group CEO

Independent BoD members (remuneration system and fees)	Chairman of the BoD/HRCC	BoD	Chairman of the BoD

Recipients	Variable compensation recommendations developed by	Approved by	Communicated by

Employees (excl. GEB)	Respective member of the GEB together with functional management team	Divisional pools: HRCC Overall: Board of Directors	Line Manager

[1] The Human Resources and Compensation Committee.

Corporate governance and compensation

Decision-making process for Group Executive Board Member Total Compensation
One of the most important responsibilities of the HRCC is to decide and approve the actual amount of variable cash and equity compensation to be awarded to each GEB member for performance during 2009. This relies on a detailed and balanced review of not only Group performance, but also that of the relevant business division and also the impact of specific individuals. It considers Group and divisional performance information (economic profit, other financial and non-financial factors such as leadership effectiveness, strategy execution, reputation impact, etc.) performance assessments from the Board, initial compensation recommendations from the Group CEO, contractual and related commitments and relevant market data.

Final decisions regarding compensation for each of the members reflected both management and the HRCC’s desire to appropriately recognize performance in this difficult year but also to be necessarily constrained in light of absolute and relative overall performance.

The 2010 non-binding vote on the compensation report

We value the opinions of our shareholders and, at the AGM to be held in April 2010, we will provide shareholders with an opportunity to express their views through a vote on this compensation report. As the ultimate decision on compensation is legally within the powers of the BoD, such a vote is non-binding and advisory in nature. We believe that this vote presents a meaningful way of involving our shareholders in compensation matters. We also encourage shareholders to share their views regarding our compensation programs and related matters directly with BoD members by contacting the Company Secretary.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Total Reward Principles

In September 2009, revised Group-wide Total Reward Principles were approved by the BoD following a review by the GEB and a proposal by the HRCC. The Total Reward Principles summarize the compensation structure for all UBS employees. While the principles reflect recent regulatory developments, they also focus on long-standing drivers including reward for performance, sustainable profitability, effective risk and capital management, outstanding client focus and teamwork as well as sound governance practices. They also build on our strategy of enhancing reputation, integration and execution.

The reward structure aims to:
–	align reward with sustainable performance;
–	support appropriate and controlled risk taking;
–	foster effective individual performance management and communication; and
–	attract and engage a diverse, talented workforce.

Align reward with sustainable performance
Within the context of UBS as a whole and the markets in which we operate, the sustainable performance of an employee’s business division is a key component of reward. In considering the Group and business division performance, a range of factors will be taken into account including financial results, risk, capital usage, market positioning and the views of shareholders and other stakeholders. Assessment will focus on both current key performance indicators, and the long-term actions that preserve and improve our ability to deliver value in the future.

Business division reward recommendations are determined in consultation between the Group CEO and the CEO(s) of each division, as advised by the Group CFO, Group Head HR and, where appropriate, Group Risk. Proposals recommended by the Group CEO are reviewed by the HRCC and final approval is provided by the BoD.

Support appropriate and controlled risk taking
Rewards are consistent with our risk framework and tolerance. Performance reviews recognize the different risk profile and nature of each business, including additional factors such as the quality and time-horizon of earnings, the nature of the relevant industry segment and competitive trends.

Employees are rewarded for achievement against a range of financial and non-financial objectives, and not only on the basis of individual revenues. Extraordinary profits, as well as losses, are examined in the context of the track record of an employee’s performance, risk management and market conditions, and measurement of performance will be adjusted for activities and future risks that are not adequately reflected in annual profits. Rewards determined for risk, compliance and control functions are determined independently from the revenue producers they supervise and support.

Foster effective individual performance management and communication
Beyond contribution to business results and achievement of individual performance objectives, rewards also take into account:
–	observing our corporate values and principles;
–	implementing our strategy of enhancing reputation, integration and execution;
–	demonstrating leadership of clients, business, people and change;
–	leading and supporting effective collaboration and team work;
–	actively managing risk and professional behavior; and
–	finding the appropriate balance between risk and reward.

Corporate governance and compensation

Attract and engage a diverse, talented workforce
Our reward structure is designed to provide talented employees with rewards that are appropriately balanced between fixed and variable elements, that are competitive within the market and are paid out over an appropriate period of time.

Given the importance of these principles, they are reproduced in their entirety at the end of this report. As previously mentioned, these principles form the foundation for our overall compensation framework and program in 2009.

Components of compensation

In general, total compensation comprises an annual base salary, reflecting the individual’s role, skills and knowledge, local market-based benefits and, where applicable, a discretionary incentive award. Base salary levels are sufficient to allow for a flexible discretionary incentive policy. Discretionary annual incentives may vary from year to year, particularly for senior revenue producers and more highly paid employees. Discretionary incentive awards may be split between immediate cash and long-term awards to be granted in the form of either deferred UBS equity or deferred cash. The proportion of deferred incentive awards generally vest over three years, and increase with total compensation in order to maintain focus on our long-term profitability and continued responsible behavior of the employee. Stock options and/or appreciation rights may be awarded as part of total reward to recognize the capabilities of key employees who are expected to carry out our strategic objectives. For employees in senior positions, reward focus is founded on sustainable long-term profitability that may require the application of multi-year performance conditions to recognize outstanding performance. Guaranteed incentive awards are used only exceptionally and are generally limited to a one-year duration.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Cash and equity incentives

Compensation plan awards

This section describes key features of the deferred compensation plans that are used to deliver variable incentive awards to members of the GEB and other employees.

Cash Balance Plan
The CBP applies to GEB members only and is designed as one of several tools to ensure that GEB compensation is directly and tightly linked to performance over the longer term. This ensures that the effect of risk events which occur after grant are fully captured “over the life of the instrument”. As such, the CBP relies on a cash deferral system. Generally, 50% of a GEB member’s variable incentive is delivered via the CBP.

Of that amount, the plan allows for a maximum payout of only 60% in March 2010, and is subject to an additional cash-cap. A minimum of 40% of a cash incentive award is deferred and paid out during the two following years subject to forfeiture, i.e. the entire cash incentive is only paid out over a three-year period.
The forfeiture provisions allow for unvested awards to be reduced (including to nil) in certain events including termination for cause, certain financial losses, behavior that contributes substantially to a material restatement of financial results or to harm to UBS’s reputation, breaches of legal or regulatory requirements or of risk and compliance policies, and a number of other events such as solicitation of staff or clients and disclosure of proprietary information. Therefore, if an executive leaves UBS, any remaining balance in the plan will be kept at risk until the time called for by the plan.

Performance Equity Plan
The PEP applies to GEB members and is one of two deferred equity components that comprise the remaining 50% of their variable incentive award. This plan focuses on creating mid- to long-term added value over a three-year period. At the start of the performance period, executives are granted a certain number of restricted performance shares that, subject to the achievement of predefined economic profit and total shareholder return targets at a Group level cliff vest after three years.

The number of vested shares can be between zero and two times the number of the initially granted shares, and depends on achievement against two referenced performance targets:
–	Economic profit (EP) is a market-recognized standard for measuring risk-adjusted profit. It is an internal measure which is broadly calculated by subtracting the cost of equity from the annual net profit attributable to UBS shareholders. EP is only realized when the return on capital achieved is greater than the firm’s cost of capital.
–	Total shareholder return (TSR) measures the total return of a UBS share, i.e. both the dividend yield and the capital appreciation of the share price. TSR is measured over a three-year period relative to the Dow Jones Banks Titans 30 Index©, a global index comprising the top 30 companies in the banking sector as defined by Dow Jones. The Dow Jones Banks Titans 30 Index© has been chosen as a TSR measure because of its relevance to UBS (banking), its transparency (known listed companies), and its sector coverage (30 leading global banks assessed by market capitalization, revenues, and net profit), as well as for its objectivity and independence (managed by Dow Jones).

 The three-year target performance levels were set after consideration of our strategic business plan.

Vesting is subject to continued employment with UBS. The awards are also subject to forfeiture in certain circumstances, including in the event of certain harmful acts, such as breaches of legal, regulatory and compliance standards or behavior that contributes substantially to a material financial loss, restatement or reputational risk.

Incentive Performance Plan
The IPP, which applies to GEB members and certain other senior employees, is designed to be aligned with the long-term performance and value of UBS shares. The award is granted to senior key talent who are actively leading the drive to achieve sustained profitability at UBS and who are expected to contribute most significantly to our long-term future and economic success. The IPP acknowledges the strategic importance of retaining our key talents, returning to leading performance levels in all of our businesses and growing the UBS share price.

Participants are granted a certain number of restricted performance shares that cliff vest after five years. The number of vested shares can be between one and three times the number of initially granted performance shares, depending on the achievement of the share price target (i.e. share price at the end of the five-year performance period adjusted for dividends). Vesting is subject to continued employment with UBS. The awards are subject to the same forfeiture provisions outlined above in relation to PEP awards.

Equity Ownership Plan/Senior Executive Equity Ownership Plan
Eligible employees receive a portion of their annual variable compensation above a certain threshold in the form of a mandatory Equity Ownership Plan (EOP) award. This award can be in actual UBS shares or in notional UBS shares. For

Corporate governance and compensation

certain employees in the Global Asset Management business only, a percentage of their variable incentive award that would have been delivered in UBS shares was instead granted over a specifically created Alternative Investment Vehicle. The vesting and forfeiture provisions of these awards mirror those of EOP.

EOP awards vest in one-third increments over a three-year vesting period, subject to certain conditions. In early 2009, and again in 2010, a small number of senior employees received a portion of their variable compensation in UBS shares or notional UBS shares under the related Senior Executive Equity Ownership Plan (SEEOP). These shares vest in one-fifth increments over a five-year vesting period, subject to certain conditions.
For awards granted in 2010 for the 2009 performance year, we decided to raise the deferral level in keeping with industry trends and regulatory considerations and our desire to enhance further the link between pay and longer term performance and alignment with shareholder interests. Participation in the deferral program affected all employees with total compensation over a threshold. Further a “cash-cap” on variable cash payments was also introduced for this year. In addition, the forfeiture provisions of EOP and SEEOP have been broadened to include forfeiture in the event of certain harmful acts, such as breach of legal, regulatory and compliance standards or individual behavior that contributes substantially to a material financial loss, restatement or reputational risk.

Conditional Variable Compensation Plan
As part of the constrained 2008 compensation program, the firm implemented CVCP as a one-time forward looking compensation plan. Under this program awards were granted to certain employees (excluding GEB members) in second quarter 2009. These awards constituted a contingent right to receive cash at vesting, subject to the satisfaction of predefined performance conditions, and were scheduled to vest in three equal tranches over a three-year period.

Under the CVCP, a tranche is forfeited if either the Group or the relevant business division has no profit in the financial year preceding the year of vesting (or if there is any government recapitalization during the vesting period). Following the announcement of the UBS financial results for 2009, the first tranche of the CVCP award has been forfeited as the critical performance condition – a net profit for 2009 defined according to IFRS – was not met. For 2009, 9,500 employees forfeited CVCP awards amounting to approximately CHF 300 million. The remaining two tranches will continue to vest, subject generally to continued employment with UBS and to the defined requirements being met in subsequent years.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Variable compensation funding framework

Overview

Following approval of the revised Total Reward Principles, we also reviewed the framework used to fund variable compensation. This year, we amended our variable compensation funding framework to explicitly further take into consideration factors such as profitability after deducting cost of capital and also the underlying business risk.

The variable compensation pool for each division is based on the fully costed economic profit performance together with relevant key performance indicators and other qualitative measures. This includes market-driven needs mainly evaluated by competitive benchmarking. These adjustments are necessary in certain business areas where the economic contribution is currently insufficient, but where we decide, based on our long-term strategy, to remain and build our business. The use of performance-driven pool funding, based on risk-adjusted profit, is in line with our view of how to set the most effective compensation strategies and also with new regulatory requirements.

Market driven pool funding

Within UBS, not all units achieved a satisfactory level of economic contribution in 2009. However, achievement of our strategic goals including offering a greater integrated firm to our clients calls for us to continue investment in these lines of business. Different businesses are at different stages of development and different places on a profitability spectrum. Further, competitors are emerging from the global economic crisis at differing paces which is creating significant compensation tension. Our compensation system needs to be able to anticipate and respond to these pressures in order to maintain our ability to attract and retain key talent. We need to be able to react decisively by maintaining the flexibility to pay top-performing individuals adequately and appropriately by taking into account predefined personal objectives, and achievements against other relevant key performance indicators, as set out in the Total Reward Principles.

Benchmarking against peers

Compensation and benefit levels are primarily result-driven and further benchmarked against appropriate peers. These companies are selected for the similarity of their core business to that of UBS, as well as for comparable size, geographic distribution, business strategy and performance. Typically, these are also the companies from which we are most likely to hire and to which we are most likely to lose employees. When benchmarking GEB members, generally ten peers are considered to represent the most relevant labor market for compensation namely Bank of America Merrill Lynch, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley and RBS. In the view of the HRCC, our executive compensation structure is positioned appropriately relative to these peers. For certain positions, in particular those below the GEB, additional competitors may be taken into account including other major international banks, the large Swiss private banks, private equity firms and hedge funds, which are increasingly becoming attractive alternatives for our employees.

However, market data is only one of several factors in the compensation decision-making process. Market data informs but does not directly drive any individual decision on compensation.

Corporate governance and compensation

Compensation framework

Compensation structure

Chairman of the Board of Directors

Since 2009, the Chairman of the BoD has, in principle, received a fixed base salary comprising cash and the right to receive a pre-determined number of UBS shares that vest after four years. This compensation package does not include any variable or performance-dependent component, but does keep the Chairman’s pay aligned with sustainable added value through its share component. However, although the initial quantity of shares is pre-determined, those shares nevertheless remain subject to forfeiture if there is a loss-making year during the vesting period.
è	Refer to the “2009 compensation for the Board of Directors and Group Executive Board” section of this report for details of the Chairman’s compensation for 2009
The process to determine the overall compensation for the Chairman of the BoD starts with an annual performance assessment by the full BoD (excluding the Chairman) and is then based on a recommendation to the full Board from the HRCC. Pay levels for comparable roles outside of UBS are also taken into account.

Independent members of the Board of Directors

Reflecting their independent status, the remuneration of independent members of the BoD includes no variable component, and is therefore not dependent on the financial perfor-

mance of the Group. Fees for independent members are reviewed annually. The HRCC reviews a proposal by the Chairman of the BoD, and then submits a recommendation to the full BoD. Fees are paid 50% in cash and 50% in blocked UBS shares. However, members can elect to have 100% of their remuneration paid in blocked UBS shares. These shares are attributed with a price discount of 15% and restricted from sale for four years from the date they are granted. None of the independent members of the BoD have a contract with UBS that provides benefits upon the termination of their term of office.

Group Executive Board

Members of the GEB are entitled to a fixed salary. In addition, they may receive variable compensation under the CBP, the PEP and/or the IPP to be granted in 2010.
The table below gives an overview of the compensation structure, including details of awards granted in February 2010, with regard to the 2009 performance year.

All UBS employees

Base salary

Base salaries reflect each individual’s role, skills and knowledge, as well as our need to remain competitive in the relevant labor market. Base salaries comprise a fixed amount of cash, and any adjustments are limited to significant changes in job responsibility or market conditions.

Compensation structure

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

     During 2009, the banking industry faced increasing regulatory pressure to ensure that salaries comprise a sufficient proportion of total remuneration, while still allowing a firm to operate a flexible incentive policy. We recognized this risk-based requirement and increased employee base salary levels in certain parts of the business where this was deemed both necessary and appropriate. While we need to pay competitively in relation to the market, nevertheless, we believe that a policy which encourages a general increase in fixed remuneration simply in order to reduce the proportion of variable remuneration would only increase fixed costs, and is not in the long-term interest of shareholders.

Benefits

In order to help attract and retain the best employees in each local market where we operate, we provide employee benefits that are competitive within each of these markets. Changes, terminations and the introduction of new benefits are governed by the procedures contained in the Organization Regulations. We consider benefits to be a supplemental element of total compensation and those offered may vary substantially from location to location.
Generally there are no special benefits for GEB members; they receive the same benefits as all other employees in the location and business where they work.

Pensions

In Switzerland, our general pension plan is made up of two defined contribution elements: one plan covering base salary and the other covering variable compensation. Management shares the same retirement plan benefits as all other employees.
Outside Switzerland, we provide appropriately-designed local pension plans in which employees and executives participate on an equal basis. In the US, employees and management can choose to participate in a 401(k)-defined contribution plan which is open to all employees. In addition, some employees and management participate in legacy defined benefit plans that are no longer available to new hires. In the UK, employees and executives either participate in a pension plan operated on a defined contribution basis or participate in a legacy defined benefit plan which was open to all employees but is now unavailable for new hires.
è	Refer to “Note 30 Pension and other post-retirement benefit plans” in the “Financial information” section of this report for details on the various retirement benefit plans established in Switzerland and other major markets

Cash and equity incentives

“Pay for performance” is the guiding principle of the UBS reward policy. In accordance with the Total Reward Principles, variable compensation awards take into account a range of performance factors including delivering sustainable profitability, effective risk and capital management, client focus, teamwork and sound governance. Since performance can vary, the amount of variable compensation an individual receives can also vary considerably from year to year.

For many years, we have awarded a portion of variable remuneration in the form of UBS shares that are deferred over three (and, in case of senior management, five) years. This approach applies to all employees earning above a certain threshold, not only to executives and other senior employees. These awards align employees’ interests with those of shareholders by fully exposing employees to fluctuations in the UBS share price. In 2008, we announced the development of the CBP and PEP for management, and the first awards under these plans were granted in 2010 with regard to the 2009 performance year.
During 2009, a further review was carried out and as a result, the following changes are being introduced in spring 2010 (for the 2009 performance year):
–	an increase in the amount to be deferred into UBS shares for higher-paid staff above a fixed threshold;
–	a reduction in the fixed threshold;
–	a limit on the amount of the incentive that may be paid out immediately in cash;
–	the inclusion of additional forfeiture provisions applying to unvested shares in the event of material financial losses, restatement, breach of risk or compliance parameters, and reputational risk; and
–	the introduction of the IPP with a five-year performance period for senior employees (including GEB members).

Employment contracts

Employment contracts are determined locally within each jurisdiction, and do not contain any extended notice periods or special severance terms. Provisions are regularly reviewed in accordance with changing legislation and market conditions.
During 2009, notice periods in employment contracts for new GEB members were reduced from twelve to six months in line with international trends. Under the new contracts, any variable incentive paid up to the date of termination is fully discretionary and based on Group, business division and personal performance during the executive’s period of employment. Any variable cash incentive will generally be delivered via the CBP. Equity awards delivered in prior years are not accelerated at termination, except in case of death or disability, but continue to vest on a pro-rata basis and are subject to a range of forfeiture provisions after the period of employment has ended. We do not include “golden parachutes” – ex gratia payments due to termination of employment – in contracts with GEB members.

Regulatory framework

Emerging and increasingly complex regulations in a number of jurisdictions now impact the way in which UBS and our peers are able to pay employees. We believe that our com-

Corporate governance and compensation

pensation practices for 2009 already materially comply with the relevant rules and guidelines issued by the G-20, as well as by FINMA, the US Federal Reserve, the UK FSA and other jurisdictions in which we have a substantial presence. These rules require that material portions of compensation, in par-

ticular for senior management and risk-takers, are principally deferred into UBS shares over at least a three-year period. These awards are also required to be subject to forfeiture linked to conduct that contributes to substantial future underperformance or restatement of financial results.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

2009 performance

Besides total UBS and market performance, business division and individual performance are key criteria in our employee reward process.

Business division performance

When considering compensation funding for 2009, the HRCC took into account a thorough assessment of business divisional performance as well as the improvement in the stability, security and risk position of the firm and overall improvement in underlying Group profitability throughout the year.

In December 2009, each divisional CEO met individually with the Group CEO, Group CFO and Group Head HR for a detailed assessment of their incentive accruals in light of the above data, expected business results and other factors such as market positioning and business protection.
Based on the outcomes of these discussions as well as the results and trends evidenced by the Group and divisional financial results, the HRCC proposed to the BoD the final annual variable compensation pool for 2009 and approved the individual divisional pools.
è	Refer to the “UBS business divisions and Corporate Center” section of this report for more information on the performance of UBS’s business divisions

Individual performance

Individual performance is formally assessed each year by measuring achievement against personal objectives. These objectives are focused on a range of financial and non-financial areas such as:
–	contribution to Group and business division results;
–	exceptional contribution in cooperating across all businesses;
–	strategic leadership skills and potential;
–	outstanding professional and technical expertise;
–	a commitment to UBS;
–	adherence to corporate values and principles;
–	active risk management; and
–	the creation of shareholder value.

For employees in senior or key positions, performance against each objective and key performance indicators is rigorously evaluated, not only by an individual’s immediate superior but also by peers and subordinates. This 360-degree assessment is qualitative and quantitative - comprising financial and operational results for the year, as well as indicators of future performance.

Corporate governance and compensation

2009 compensation for the Board of Directors and
Group Executive Board

Board of Directors remuneration

Chairman of the Board of Directors

The total compensation awarded to the Chairman of the BoD, Kaspar Villiger, who was elected at the mid-April AGM 2009, for the 2009 financial year was CHF 676,571.
Although the compensation framework provides for the Chairman of the BoD to receive a pre-determined fixed number of UBS shares in addition to his base salary, Kaspar Villiger has elected not to receive a share award and he has decided to voluntarily reduce his annual base salary from CHF 2 million to CHF 850,000.

Highest paid member of the Board of Directors

Due to the voluntary reduction by the Chairman of the Board, the highest paid member of the BoD is David Sidwell, Chairman of the RC, with total fees of CHF 725,000 (base fee of CHF 325,000 and RC retainer of CHF 400,000).

Remuneration for the former Chairman of the
Board of Directors

Peter Kurer, former Chairman of the BoD, did not stand for reelection at the AGM on 15 April 2009, and retired from UBS as of April 2009. He received his base salary until the termination date of 30 April 2009. For ongoing advisory requirements and assistance in the handover to his successor, Peter Kurer received a flat salary of CHF 1,000,000. For 2009, as was the case for 2007 and 2008, he did not receive any discretionary incentive or fixed share awards. After assessing his tenure as Chairman and the specific organizational transition requirements, the HRCC deemed it appropriate to approve a onetime contribution of CHF 3,332,000 into the UBS pension fund on his behalf to cover the deficit in his pension fund.

Independent members of the Board of Directors

The table “Remuneration details and additional information for independent members of the BoD” shows remuneration for independent members of the BoD between the 2009 and 2010 AGMs. Fees for 2009 to 2010 remained unchanged except for the chair of the HRCC, whose remuneration was increased due to the additional workload associated with the extensive plan, policy and regulatory changes introduced during 2009.

Group Executive Board compensation

In 2009, total compensation for members of the GEB in their capacity as such, reflected not only the individual performance of each executive, but also the improved operating performance of each business division and the overall UBS Group. The HRCC also considered the relevant external competitive market and the steps required to ensure that the firm makes further significant strives in 2010 towards its strategic objectives.

The total compensation for the highest-paid member of the GEB this year, Carsten Kengeter, amounted to CHF 13 million for the financial year 2009. The majority of this was granted in the form of notional shares that vest over 3-5 years.
After Carsten Kengeter was hired in September 2008, he joined in December 2008 as a member of the former Group Managing Board and Global co-Head of Fixed Income, Currencies and Commodities (FICC). He was further promoted to the GEB as co-CEO of the Investment Bank, together with Alexander Wilmot-Sitwell, on 27 April 2009, and maintained his FICC role in parallel until early 2010. He was previously a Partner and Co-Head of Goldman Sachs’ Securities division for Asia (ex-Japan), and represented a

Compensation details and additional information for executive members of the BoD
CHF, except where indicated[a]
				Annual
	For the		Annual	incentive	Discretionary		Contributions
	year	Base	incentive	award (shares	award (options	Benefits	to retirement
Name, function[1]	ended	salary	award (cash)	– fair value)[c]	– fair value)[d]	in kind[e]	benefits plans[1]	Total

Kaspar Villiger, Chairman	2009	602,083	0	0	0	74,488	0	676,571

	2008

Peter Kurer, former Chairman	2009	666,667	0	0	0	37,561	89,780	794,008

	2008	1,333,333	0	0	0	58,267	174,047	1,565,647

Marcel Ospel, former Chairman	2009

	2008	666,667	0	0	0	80,755	87,023	834,445

Stephan Haeringer, former Executive Vice Chairman	2009

	2008	1,125,000	0	0	0	108,846	195,802	1,429,648

[1] 2009: Kaspar Villiger was the only non-indendendent member in office on 31 December 2009; Peter Kurer did not stand for reelection at the AGM on 15 April 2009. 2008: Peter Kurer was the only executive member in office on 31 December 2008; Marcel Ospel did not stand for reelection at the AGM on 23 April 2008 and Stephan Haeringer stepped down during the year as a member of the BoD, and both of these payments are pro-rata for the four and nine months, respectively, in their functions.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

very strong strategic hire for the Investment Bank. Carsten Kengeter’s drive, leadership and impact have materially contributed to the turnaround in the FICC business, to the effective unwinding of a large portion of the legacy positions and to the overall effort to transform the Investment Bank as a whole. The resulting compensation is fully supported by the HRCC in light of the skills and experience that he possesses, the commitments made at his hiring in December 2008, and the accomplishments achieved during 2009.

The Group CEO, Oswald J. Grübel, would have been entitled contractually to an incentive award. However, in light of UBS’s performance, he decided not to accept any incentive awards for 2009, a decision which was endorsed by the HRCC.

Remuneration for members of the Group Executive Board who
stepped down during 2009

During 2009, Marcel Rohner, Jerker Johansson, Raoul Weil, Walter H. Stürzinger, Rory Tapner and Marten Hoekstra stepped down from the GEB. Their total awards of approximately CHF 39 million are heavily influenced by contractual obligations.
Marcel Rohner stepped down as Group CEO on 26 February 2009. In honoring the twelve-month notice period of his contract, he received his annual salary of CHF 1,500,000. For 2009, as also for 2008, he did not receive any discretionary incentive awards. After assessing his tenure as Group CEO and the specific organizational transition requirements, the HRCC deemed it appropriate to approve a one-time contribution of CHF 1,200,000 into the UBS pension fund on his behalf to cover the deficit in his pension fund.

Base salary

Base salaries are fixed for all GEB members and reviewed annually by the HRCC. Any adjustments are limited to significant changes in market rates or to movements in the foreign exchange (FX) rate relative to the Swiss franc. Following its review in 2009, the committee decided not to change the Swiss franc amount, but adjusted the salary for GEB members who are paid in other currencies due to movements in the FX rates.

Benefits

There were no material changes to GEB benefits during 2009.
è	Refer to “Note 30 Pension and other post-retirement benefit plans” in the “Financial information” section of this report for details on the various retirement benefit plans established in Switzerland and other major markets

è	Refer to the “2009 performance” and “Variable compensation funding framework” sections for information concerning the committee’s determination of variable incentive awards for 2009, and to the “Cash and equity incentives” section for details of the compensation plans awarded to GEB members

Compensation to former members of the Board of
Directors and Group Executive Board

Compensation and benefits in kind paid to former members of the BoD and the GEB reflect legacy agreements still honored by UBS. These benefits have been discontinued for any member of the BoD and the GEB who stepped down after 1 January 2008.

Explanation of the tables outlining compensation details of executive members of the BoD and members of the GEB:

a.	Local currencies are converted into CHF using the exchange rates as detailed in “Note 39 Currency translation rates” in the “Financial information” section of this report.
b.	The entire cash incentive is only paid out over a three-year period and is subject to forfeiture.
c.
Values per performance share at grant: CHF 16.30 for PEP awards and CHF 22.20 for IPP awards granted in 2010 related to the performance year 2009. These are based on the performance share valuation which will be used for accounting purposes under IFRS 2. The valuation was carried out by PricewaterhouseCoopers and takes into account the relevant performance conditions, targets set, and the range of possible outcomes for these.

d.	No options were granted in 2010 for the performance year 2009.
e.	Benefits in kind – car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances – are all valued at market price.
f.
Swiss executives participate in the same pension plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 820,800. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components.

In both the US and the UK, executives participate in the same plans as all other employees. In the US the plans differ between the two business divisions. For each business division there are two different plans. The grandfathered plans, which are no longer open to new hires, operate, depending on the business division, either on a cash balance basis or a career average salary basis and participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). In the defined contribution plan, participants receive company contributions to the plan based on compensation limited to USD 245,000. US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

Corporate governance and compensation

Remuneration details and additional information for independent members of the BoD
CHF, except where indicated [a]
							For the
		HR &	Governance &	Corporate			period							Share
	Audit	Compensation	Nominating	Responsibility	Risk	Strategy	AGM to		Committee	Benefits	Additional			percent-	Number of
Name, function[1]	Committee	Committee	Committee	Committee	Committee	Committee	AGM	Base fee	retainer(s)	in kind	payments		Total	age[3]	shares[4,5]

Sergio Marchionne,			M				2009/2010	325,000	100,000	0	250,000	[6]	675,000	100	51,845

Senior Independent Director, Vice Chairman			M			M	2008/2009	325,000	200,000	0	250,000	[6]	775,000	100	76,228

Ernesto Bertarelli,							2009/2010

former member		M	M				2008/2009	325,000	200,000	0	0		525,000	100	51,596

Sally Bott,		C		M			2009/2010	325,000	350,000	0	0		675,000	50	27,261

member[2]		M		M			2008/2009	162,500	75,000	0	0		237,500	50	12,280

Michel Demaré,	M						2009/2010	325,000	200,000	0	0		525,000	50	21,203

member							2008/2009

Rainer-Marc Frey,					M		2009/2010	325,000	200,000	0	0		525,000	100	40,301

member[2]					M	M	2008/2009	162,500	150,000	0	0		312,500	50	16,158

Bruno Gehrig,		M	M				2009/2010	325,000	200,000	0	0		525,000	50	21,203

member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

Ann F. Godbehere,	M			M			2009/2010	325,000	250,000	0	0		575,000	50	23,222

member							2008/2009

Gabrielle Kaufmann-							2009/2010

Kohler, former member			C	M			2008/2009	325,000	250,000	0	0		575,000	50	29,731

Axel P. Lehmann,					M		2009/2010	325,000	200,000	0	0		525,000	100	40,301

member							2008/2009

Rolf A. Meyer,							2009/2010

former member[2]	M	M					2008/2009	162,500	150,000	0	0		312,500	50	16,158

Helmut Panke,		M			M		2009/2010	325,000	300,000	0	0		625,000	50	25,242

member		M			M		2008/2009	325,000	300,000	0	0		625,000	50	32,316

William G. Parrett,	C						2009/2010	325,000	300,000	0	0		625,000	50	25,242

member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

David Sidwell,					C		2009/2010	325,000	400,000	0	0		725,000	50	29,281

member				M	C		2008/2009	325,000	450,000	0	0		775,000	50	40,072

Peter Spuhler, former							2009/2010

member[2]							2008/2009	162,500	0	0	0		162,500	100	15,945

Peter R.Voser,			M				2009/2010	325,000	100,000	0	0		425,000	50	17,164

member	C					M	2008/2009	325,000	400,000	0	0		725,000	50	37,487

Lawrence A. Weinbach,							2009/2010

former member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

Joerg Wolle,							2009/2010

former member		C	M				2008/2009	325,000	300,000	0	0		625,000	50	32,316

Total 2009													6,425,000

Total 2008													6,437,500

Legend: C = Chairperson of the respective committee; M = Member of the respective committee

[1] There were 11 independent BoD members in office on 31 December 2009. Michel Demaré, Ann F. Godbehere and Axel P. Lehmann were appointed at the AGM on 15 April 2009 and Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle stepped down from the BoD at the AGM on 15 April 2009. There were 11 independent BoD members in office on 31 December 2008. David Sidwell was appointed at the AGM on 23 April 2008, and Rolf A. Meyer, Peter Spuhler and Lawrence A. Weinbach stepped down from the BoD at the EGM on 2 October 2008. Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett were appointed at the EGM on 2 October 2008.   [2] Remuneration for 2008/2009 is for six months only, as such members either stepped down or were appointed on 2 October 2008.   [3] Fees are paid 50% in cash and 50% in restricted UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in restricted UBS shares.   [4] For 2009, shares valued at CHF 14.57 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2010) included a price discount of 15%, for a new value of discount price CHF 12.38. These shares are blocked for four years. For 2008, shares valued at CHF 11.38 (average price of UBS shares at virt-x, now SIX Swiss Exchange, over the last 10 trading days of February 2009) included a price discount of 15%, discount price for a new value of CHF 9.67. These shares are blocked for four years.   [5] Number of shares is reduced in case of the 100% election to deduct social I security contribution. All remuneration payments are submitted to social security contribution/withholding tax.   [6] This payment is associated with the Senior Independent Director function.

In addition, for 2008/2009 only, one-off cash payments were made to the Chairmen of the RC (CHF 500,000), the GNC (CHF 300,000) and the HRCC (CHF 200,000). These payments reflect the substantial workload of setting up the new RC, and expanding the mandate of the GNC and the HRCC.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Total payments to all members of the BoD
	For the
CHF, except where indicated[a]	year ended	Total

Aggregate of all members of the BoD	2009	7,895,579

Aggregate of all members of the BoD	2008	10,267,240

Total compensation for all members of the GEB
CHF, except where indicated[a]
			Annual					Contributions
			incentive	Annual		Annual		to retirement
	For the		award CBP	incentive		incentive	Benefits	benefits
Name, function	year ended	Base salary	and cash[b]	award PEP[c]		award IPP[c]	in kind[e]	plans[f]	Total

Carsten Kengeter, co-CEO Investment Bank (highest-paid)	2009	669,092	5,003,470	6,155,869		1,349,336	0	12,545	13,190,312

Marcel Rohner, Group Chief Executive Officer (highest-paid)	2008	1,500,000	0	0		0	161,768	152,934	1,814,702

Aggregate of all members of the GEB who were in office on 31 December 2009[1]	2009	12,000,055	25,734,711	13,453,424	[3]	15,696,333	270,971	1,551,068	68,706,562

Aggregate of all members of the GEB who were in office on 31 December 2008[1]	2008	7,815,943	0	0		0	457,652	817,315	9,090,911

Aggregate of all members of the GEB who stepped down during 2009[2]	2009	2,447,544	38,443,097	0		0	215,151	171,122	41,276,914

Aggregate of all members of the GEB who stepped down during 2008[2]	2008	1,614,871	0	0		0	234,838	258,423	2,108,132

[1] Numbers and distribution of GEB members in 2009: 13 GEB members in office on 31 December. 2008: 12 GEB members in office on 31 December.   [2] Number and distribution of GEB members in 2009: includes two months in office as a GEB member for Marcel Rohner, three months in office for Walter H. Stürzinger and Raoul Weil, four months in office for Jerker Johansson, six months in office for Rory Tapner and ten for Marten Hoekstra. 2008: includes four months in office as a GEB member for Peter Kurer, eight months in office for Marco Suter and ten months for Joe Scoby.   [3] Included in the share awards are SEEOP awards at a fair value of GBP 4,655,950 and EOP awards at a fair value of GBP 1,594,250.

Compensation paid to former members of the BoD and GEB[1]
CHF, except where indicated[a]
	For the		Benefits
Name, function	year ended	Compensation	in kind	Total

Georges Blum, former member of the BoD	2009		92,399	92,399

(Swiss Bank Corporation)	2008		101,579	101,579

Franz Galliker, former member of the BoD	2009		10,659	10,659

(Swiss Bank Corporation)	2008		69,596	69,596

Walter G. Frehner, former member of the BoD	2009		25,371	25,371

(Swiss Bank Corporation)	2008		74,663	74,663

Hans (Liliane) Strasser, former member of the BoD	2009		9,758	9,758

(Swiss Bank Corporation)	2008		32,673	32,673

Robert Studer, former member of the BoD	2009		18,751	18,751

(Union Bank of Switzerland)	2008		126,208	126,208

Alberto Togni, former member of the BoD	2009	320,136	355,983	676,119

(UBS)	2008	318,461	427,949	746,410

Philippe (Alix) de Weck, former member of the BoD	2009		93,135	93,135

(Union Bank of Switzerland)	2008		109,703	109,703

Aggregate of all former members of the GEB[2]	2009	0	18,293	18,293

	2008	0	171,180	171,180

Aggregate of all former members of the BoD and GEB	2009	320,136	624,349	944,485

	2008	318,461	1,113,551	1,432,012

[1] Compensation or remuneration that is connected with the former members’ activity on the BoD or GEB, or that is not at market conditions. [2] Includes two former GEB members.

Corporate governance and compensation

Shares and options held by the Board of Directors and Group Executive
Board (at end of 2009)

Share and option ownership of members of the BoD on 31 December 2008/2009
	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	of options[3]

Kaspar Villiger, Chairman	2009	22,500	0.001	0	0.000

	2008	–		–

Sergio Marchionne,	2009	164,154	0.009	0	0.000

Senior Independent Director, Vice Chairman	2008	87,926	0.005	0	0 000

Ernesto Bertarelli, former member[4]	2009	–		–

	2008	89,434	0.005	0	0.000

Sally Bott, member	2009	12,281	0.001	0	0.000

	2008	1	0.000	0	0.000

Michel Demaré, member	2009	2,500	0.000	0	0.000

	2008	–		–

Rainer-Marc Frey, member	2009	16,158	0.001	0	0.000

	2008	0	0.000	0	0.000

Bruno Gehrig, member	2009	16,572	0.001	0	0.000

	2008	3,000	0.000	0	0.000

Ann F. Godbehere, member	2009	0	0.000	0	0.000

	2008	–		–

Gabrielle Kaufmann-Kohler, former member[4]	2009	–		–

	2008	18,713	0.001	0	0.000

Peter Kurer, former Chairman[4]	2009	–		–

	2008	416,088	0.025	372,995	0.022	xli:	85,256
						xlvii:	95,913
						lvi:	95,913
						lxiv:	95,913

Axel P. Lehmann, member	2009	18,151	0.001	0	0.000

	2008	–		–

Helmut Panke, member	2009	64,287	0.003	0	0.000

	2008	31,971	0.002	0	0.000

William G. Parrett, member	2009	17,573	0.001	0	0.000

	2008	4,000	0.000	0	0.000

David Sidwell, member	2009	40,073	0.002	0	0.000

	2008	1	0.000	0	0.000

Peter R. Voser, member	2009	68,310	0.004	0	0.000

	2008	30,823	0.002	0	0.000

Joerg Wolle, former member[4]	2009	–		–

	2008	41,509	0.002	0	0.000

[1] This table includes vested, unvested, blocked and unblocked shares and options held by members of the BoD including related parties.   [2] No conversion rights are outstanding.   [3] Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information on stock option plans.   [4] Members of the BoD who stepped down at the AGM 2009.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Share and option ownership of members of the GEB on 31 December 2008/2009
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Oswald J. Grübel,	2009	0	0.000	4,000,000	0.217	lxx:	4,000,000

Group Chief Executive Officer	2008	–		–

Marcel Rohner,	2009	–		–

former Group Chief Executive Officer[4]	2008	711,366	0.042	1,055,043	0.063	xxxii:	31,971
						xli:	213,140
						xlvii:	277,082
						lvi:	319,710
						lxiv:	213,140

John Cryan,	2009	235,929	0.013	382,673	0.021	iii:	21,362
Group Chief Financial Officer						iv:	20,731
						vii:	20,725
						xii:	5,454
						xiii:	5,294
						xvi:	5,292
						xxi:	23,626
						xxiii:	23,620
						xxvi:	23,612
						xxviii	5,526
						xxix:	5,524
						xxx:	5,524
						xxxviii:	17,072
						xl:	17,068
						xlii:	17,063
						xliv:	14,210
						xlv:	14,210
						xlvi:	14,207
						liii:	5,330
						liv:	5,328
						lv:	5,326
						lxi:	17,762
						lxii:	17,762
						lxiii:	17,760
						lxvi:	53,285

	2008	235,929	0.014	382,673	0.023	iii:	21,362
						iv:	20,731
						vii:	20,725
						xii:	5,454
						xiii:	5,294
						xvi:	5,292
						xxi:	23,626
						xxiii:	23,620
						xxvi:	23,612
						xxviii	5,526
						xxix:	5,524
						xxx:	5,524
						xxxviii:	17,072
						xl:	17,068
						xlii:	17,063
						xliv:	14,210
						xlv:	14,210
						xlvi:	14,207
						liii:	5,330
						liv:	5,328
						lv:	5,326
						lxi:	17,762
						lxii:	17,762
						lxiii:	17,760
						lxvi:	53,285

Markus U. Diethelm,	2009	112,245	0.006	0	0.000

Group General Counsel	2008	112,245	0.007	0	0.000

John A. Fraser,	2009	480,464	0.027	1,088,795	0.059	viii:	76,380
Chairman and CEO Global Asset Management						xix:	127,884
						xxv:	127,884
						xliii:	170,512
						xlviii:	202,483
						lvi:	213,140
						lxiv:	170,512

Corporate governance and compensation

Share and option ownership of members of the GEB on 31 December 2008/2009 (continued)
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

John A. Fraser,	2008	561,216	0.035	1,144,808	0.068	i:	56,013
Chairman and CEO Global Asset Management						viii:	76,380
						xix:	127,884
						xxv:	127,884
						xliii:	170,512
						xlviii:	202,483
						lvi:	213,140
						lxiv:	170,512

Marten Hoekstra,	2009	–		–

former CEO Wealth Management US4	2008	245,397	0.015	684,168	0.041	ii:	8,679
						vi:	8,421
						ix:	8,421
						xi:	8,823
						xiv:	4,262
						xv:	8,563
						xviii:	8,561
						xxxiii:	42,628
						xliii:	53,285
						xlviii:	53,285
						lvi:	85,256
						lxiv:	154,931
						lxvii:	239,053

Jerker Johansson,	2009	–		–

former Chairman and CEO Investment Bank[4]	2008	521,544	0.031	753,410	0.045	lxviii:	745,990
						lxix:	7,420

Carsten Kengeter,	2009	516,909	0.028	905,000	0.049	lxxi:	905,000

co-CEO Investment Bank	2008	–		–

Ulrich Körner,	2009	0	0.000	0	0.000

Group Chief Operating Officer	2008	–		–

Philip J. Lofts,	2009	179,234	0.010	577,723	0.031	iii:	11,445
Group Chief Risk Officer						iv:	11,104
						vii:	11,098
						xii:	1,240
						xiii:	5,464
						xvi:	1,199
						xxi:	9,985
						xxiii:	9,980
						xxvi:	9,974
						xxviii:	1,833
						xxix:	1,830
						xxx:	1,830
						xxxviii:	35,524
						xl:	35,524
						xlii:	35,521
						xlvii:	117,090
						lvi:	117,227
						lxiv:	85,256
						lxvii:	74,599

	2008	186,434	0.011	577,723	0.034	iii:	11,445
						iv:	11,104
						vii:	11,098
						xii:	1,240
						xiii:	5,464
						xvi:	1,199
						xxi:	9,985
						xxiii:	9,980
						xxvi:	9,974
						xxviii:	1,833
						xxix:	1,830
						xxx:	1,830
						xxxviii:	35,524
						xl:	35,524
						xlii:	35,521
						xlvii:	117,090
						lvi:	117,227
						lxiv:	85,256
						lxvii:	74,599

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Share and option ownership of members of the GEB on 31 December 2008/2009 (continued)
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Robert J. McCann,	2009	602,481	0.033	0	0.000

CEO Wealth Management Americas	2008	–		–

Franco Morra,	2009	153,860	0.008	325,086	0.018	lvi:	43,911
CEO UBS Switzerland						lxiv:	66,866
						lxvii:	114,309
						lxxii:	100,000

	2008	–		–

Walter H. Stürzinger,	2009	–		–

former Chief Operating Officer, Corporate Center[4]	2008	296,886	0.018	372,995	0.022	xx:	31,971
						xli:	63,942
						xlvii:	85,256
						lvi:	95,913
						lxiv:	95,913

Rory Tapner,	2009	–		–

former Chairman and CEO Asia Pacific[4]	2008	827,809	0.049	1,379,533	0.082	vii:	281,862
						xix:	213,140
						xxxi:	213,140
						xli:	170,512
						xlvii:	159,855
						lvi:	170,512
						lxiv:	170,512

Raoul Weil,	2009	–		–

former Chairman and CEO Global Wealth	2008	315,698	0.019	432,409	0.026	xix:	53,285
Management & Business Banking[4]						xlvii:	102,281
						lvi:	127,884
						lxiv:	148,959

Alexander Wilmot-Sitwell,	2009	286,767	0.016	353,807	0.019	xlvi:	53,282
co-CEO Investment Bank						xlix:	2,130
						liii:	35,524
						liv:	35,524
						lv:	35,521
						lxiv:	106,570
						lxvii:	85,256

	2008	304,655	0.018	353,807	0.021	xlvi:	53,282
						xlix:	2,130
						liii:	35,524
						liv:	35,524
						lv:	35,521
						lxiv:	106,570
						lxvii:	85,256

Robert Wolf,	2009	785,631	0.043	948,473	0.051	xxv:	287,739
Chairman and CEO, UBS Group Americas/						xliii:	213,140
President Investment Bank						xlviii:	127,884
						lvi:	106,570
						lxiv:	106,570
						lxvii:	106,570

	2008	827,307	0.049	948,473	0.056	xxv:	287,739
						xliii:	213,140
						xlviii:	127,884
						lvi:	106,570
						lxiv:	106,570
						lxvii:	106,570

Corporate governance and compensation

Share and option ownership of members of the GEB on 31 December 2008/2009 (continued)
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Chi-Won Yoon,	2009	367,573	0.020	623,253	0.034	i:	11,577
Chairman and CEO Asia Pacific						v:	11,229
						viii:	11,227
						x:	2,252
						xiv:	6,446
						xvii:	2,184
						xxii:	8,648
						xxiv:	8,642
						xxvii:	8,635
						xxxiv:	4,262
						xxxv:	3,374
						xxxvi:	3,371
						xxxvii:	3,371
						xxxvii:	6,200
						xxxix:	4,262
						xl:	6,198
						xlii:	6,195
						xliv:	10,659
						xlv:	10,657
						xlvi:	10,654
						liii:	21,316
						liv:	21,314
						lv:	21,311
						lxi:	8,881
						lxii:	8,880
						lxiii:	8,880
						lxvi:	42,628
						lxxii:	350,000

	2008	–		–

Jürg Zeltner,	2009	16,502	0.001	205,470	0.011	iii:	809
CEO Wealth Management						iv:	784
						vii:	784
						xlii:	4,972
						xliv:	7,106
						xlv:	7,103
						xlvi:	7,103
						xlix:	93
						l:	161
						li:	149
						lii:	127
						liii:	7,106
						liv:	7,103
						lv:	7,103
						lvii:	110
						lviii:	242
						lix:	230
						lx:	221
						lxi:	7,105
						lxii:	7,105
						lxiii:	7,103
						lxv:	223
						lxvii:	42,628
						lxxii:	90,000

	2008	–		–

[1] This table includes vested and unvested shares and options held by members of the GEB, including related parties.   [2] No conversion rights are outstanding.   [3] Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.   [4] GEB members who stepped down during 2009.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2008/2009
Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	11,577	2002	31.01.2002	31.01.2012	1:1	USD 21.24

ii	8,679	2002	31.01.2002	31.07.2012	1:1	USD 21.24

iii	33,616	2002	31.01.2003	31.01.2012	1:1	CHF 36.49

iv	32,619	2002	31.01.2004	31.01.2012	1:1	CHF 36.49

v	11,229	2002	31.01.2004	31.01.2012	1:1	USD 21.24

vi	8,421	2002	31.01.2004	31.07.2012	1:1	USD 21.24

vii	314,469	2002	31.01.2005	31.01.2012	1:1	CHF 36.49

viii	87,607	2002	31.01.2005	31.01.2012	1:1	USD 21.24

ix	8,421	2002	31.01.2005	31.07.2012	1:1	USD 21.24

x	2,252	2002	28.02.2002	28.02.2012	1:1	USD 21.70

xi	8,823	2002	28.02.2002	28.08.2012	1:1	USD 21.70

xii	6,694	2002	28.02.2003	28.02.2012	1:1	CHF 36.65

xiii	10,758	2002	28.02.2004	28.02.2012	1:1	CHF 36.65

xiv	10,708	2002	29.02.2004	28.02.2012	1:1	USD 21.70

xv	8,563	2002	29.02.2004	28.08.2012	1:1	USD 21.70

xvi	6,491	2002	28.02.2005	28.02.2012	1:1	CHF 36.65

xvii	2,184	2002	28.02.2005	28.02.2012	1:1	USD 21.70

xviii	8,561	2002	28.02.2005	28.08.2012	1:1	USD 21.70

xix	394,309	2002	28.06.2005	28.06.2012	1:1	CHF 37.90

xx	31,971	2002	28.06.2005	28.12.2012	1:1	CHF 37.90

xxi	33,611	2003	01.03.2004	31.01.2013	1:1	CHF 27.81

xxii	8,648	2003	01.03.2004	31.01.2013	1:1	USD 20.49

xxiii	33,600	2003	01.03.2005	31.01.2013	1:1	CHF 27.81

xxiv	8,642	2003	01.03.2005	31.01.2013	1:1	USD 20.49

xxv	415,623	2003	31.01.2006	31.01.2013	1:1	USD 22.53

xxvi	33,586	2003	01.03.2006	31.01.2013	1:1	CHF 27.81

xxvii	8,635	2003	01.03.2006	31.01.2013	1:1	USD 20.49

xxviii	7,359	2003	01.03.2004	28.02.2013	1:1	CHF 26.39

xxix	7,354	2003	01.03.2005	28.02.2013	1:1	CHF 26.39

xxx	7,354	2003	01.03.2006	28.02.2013	1:1	CHF 26.39

xxxi	213,140	2003	31.01.2006	31.01.2013	1:1	CHF 30.50

xxxii	31,971	2003	31.01.2006	31.07.2013	1:1	CHF 30.50

xxxiii	42,628	2003	31.01.2006	31.07.2013	1:1	USD 22.53

xxxiv	4,262	2003	28.02.2005	28.02.2013	1:1	USD 19.53

xxxv	3,374	2003	01.03.2004	28.02.2013	1:1	USD 19.53

xxxvi	3,371	2003	01.03.2005	28.02.2013	1:1	USD 19.53

xxxvii	3,371	2003	01.03.2006	28.02.2013	1:1	USD 19.53

xxxviii	58,796	2004	01.03.2005	27.02.2014	1:1	CHF 44.32

xxxix	4,262	2004	27.02.2006	27.02.2014	1:1	CHF 44.32

xl	58,790	2004	01.03.2006	27.02.2014	1:1	CHF 44.32

xli	532,850	2004	28.02.2007	27.02.2014	1:1	CHF 48.69

xlii	63,751	2004	01.03.2007	27.02.2014	1:1	CHF 44.32

xliii	436,937	2004	01.03.2007	27.02.2014	1:1	USD 38.13

xliv	31,975	2005	01.03.2006	28.02.2015	1:1	CHF 47.58

xlv	31,970	2005	01.03.2007	28.02.2015	1:1	CHF 47.58

xlvi	85,246	2005	01.03.2008	28.02.2015	1:1	CHF 47.58

xlvii	837,477	2005	01.03.2008	28.02.2015	1:1	CHF 52.32

xlviii	383,652	2005	01.03.2008	28.02.2015	1:1	USD 44.81

xlix	2,223	2005	04.03.2007	04.03.2015	1:1	CHF 47.89

l	161	2005	06.06.2007	06.06.2015	1:1	CHF 45.97

li	149	2005	09.09.2007	09.09.2015	1:1	CHF 50.47

Corporate governance and compensation

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2008/2009 (continued)
Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

lii	127	2005	05.12.2007	05.12.2015	1:1	CHF 59.03

liii	69,276	2006	01.03.2007	28.02.2016	1:1	CHF 65.97

liv	69,269	2006	01.03.2008	28.02.2016	1:1	CHF 65.97

lv	69,261	2006	01.03.2009	28.02.2016	1:1	CHF 65.97

lvi	1,376,036	2006	01.03.2009	28.02.2016	1:1	CHF 72.57

lvii	110	2006	03.03.2008	03.03.2016	1:1	CHF 65.91

lviii	242	2006	09.06.2008	09.06.2016	1:1	CHF 61.84

lix	230	2006	08.09.2008	08.09.2016	1:1	CHF 65.76

lx	221	2006	08.12.2008	08.12.2016	1:1	CHF 67.63

lxi	33,748	2007	01.03.2008	28.02.2017	1:1	CHF 67.00

lxii	33,747	2007	01.03.2009	28.02.2017	1:1	CHF 67.00

lxiii	33,743	2007	01.03.2010	28.02.2017	1:1	CHF 67.00

lxiv	1,415,142	2007	01.03.2010	28.02.2017	1:1	CHF 73.67

lxv	223	2007	02.03.2009	02.03.2017	1:1	CHF 67.08

lxvi	95,913	2008	01.03.2011	28.02.2018	1:1	CHF 32.45

lxvii	662,415	2008	01.03.2011	28.02.2018	1:1	CHF 35.66

lxviii	745,990	2008	01.03.2011	07.04.2018	1:1	CHF 36.46

lxix	7,420	2008	01.03.2011	06.06.2018	1:1	CHF 28.10

lxx	4,000,000	2009	26.02.2009	25.02.2014	1:1	CHF 10.10

lxxi	905,000	2009	01.03.2012	27.12.2019	1:1	CHF 40.00

lxxii	540,000	2009	01.03.2012	27.02.2019	1:1	CHF 11.35

Total of all blocked and unblocked shares held by independent members of the BoD[1]
	Total	Of which unblocked	Of which blocked until

			2010	2011	2012	2013

Shares held on 31 December 2009	420,059	123,053	6,232	13,352	35,737	241,685

			2009	2102	2011	2012

Shares held on 31 December 2008	307,378	177,027	12,126	13,592	30,193	74,440

[1] Includes related parties.

No individual BoD member holds 1% or more of all shares issued.

Total of all vested and unvested shares held by the non-independent members of the BoD and members of the GEB[1]
	Total	Of which vested	Of which vesting
			2010	2011	2012	2013	2014

Shares held on 31 December 2009	3,760,095	1,971,557	1,078,664	397,046	222,601	90,227	0

	Total	Of which vested	Of which vesting

			2009	2010	2011	2012	2013

Shares held on 31 December 2008	5,562,574	2,955,211	1,058,881	595,638	461,376	319,776	171,692

[1] Includes related parties.

No individual BoD or GEB member holds 1% or more of all shares issued.

  Advisory vote
Corporate governance and compensation
Compensation and shareholdings

Group Executive Board

Replacement of forfeited awards for former employer compensation

Oswald J. Grübel and Robert J. McCann joined UBS during 2009. Oswald J. Grübel voluntarily waived his deferred PIP awards from Credit Suisse upon joining UBS in order to avoid any possible conflicts of interest in his new role. The HRCC decided to grant new awards of a similar value at the time in recognition of his commitment to UBS. In order to partly reflect the highly leveraged Credit Suisse PIP units, he received 4 million UBS stock appreciation rights, with a strike price of CHF 10.10 and fair value of CHF 13,120,000 at grant date of 26 February 2009.
Robert J. McCann was granted 602,481 shares with a grant date fair market value of USD 10 million. In line with market practice, the award for Robert J. McCann was granted as a replacement for compensation and benefits forfeited from his previous employment, as a result of joining UBS.

Transactions in 2009

In accordance with applicable rules and regulations, management transactions in UBS shares by members of the BoD and the GEB are publicly disclosed. Transactions which require reporting are those involving all types of financial instruments whose price is primarily influenced by UBS shares.

As the SIX Swiss Exchange repatriated the share trading of the SWX Europe from London to Zurich as of 4 May 2009, the Swiss reporting regime for management transactions became applicable, while up to that date the EU requirements (paragraph 15a of the German Securities Trading Act) regarding the reporting of management transactions, were applicable.

From 1 January to 3 May 2009, no share purchases or sales were reported by either BoD or GEB members or closely associated persons.
From 4 May until 31 December 2009, two share purchases were disclosed with a total value of CHF 401,219 as well as one share sale with a total value of CHF 1,200,800. Individuals’ names and transactions made by persons closely associated with the BoD or GEB are not required to be disclosed anymore under the Swiss reporting regime.
UBS executives generally receive a substantial portion of their compensation in UBS equity-based awards. For this reason, management transactions generally see sales outweighing purchases. Blackout periods and synchronized dates for unblocking or vesting of shares or options granted as compensation may lead to transactions being concentrated in short time periods.
In addition, three members of the BoD chose to receive their full remuneration in UBS shares. These shares, representing a value of CHF 1,929,753, will be allocated in March 2010.

Loans

The members of the BoD and GEB are granted loans, fixed advances and mortgages at arm’s length market terms.

è	Refer to “Note 32 Related parties” in the “Financial information” section of this report for information concerning loans granted to current and former executives

Corporate governance and compensation

Corporate governance and compensation
Total Reward Principles

Total Reward Principles

The Total Reward Principles summarize the compensation structure for all UBS employees. While they reflect recent regulatory developments, they also focus on long-standing drivers including reward for performance, sustainable profitability, strong management of risk and capital, understanding client focus and teamwork, and sound governance. They also build on the UBS strategy of enhancing reputation, integration and execution. These Principles have been reviewed by the Group Executive Board and by the Board of Directors’ Human Resources and Compensation Committee and were approved by the UBS Board of Directors on 28 September 2009.

Overview

Reward is a key driver of behavior, motivation and culture, and can materially impact both reputation and financial results.

Within UBS our reward structure is aligned with our strategic priorities which bind the interests of employees with those of our shareholders. Employees are encouraged to identify and create sustainable value and profitability, and to build a strong client franchise both for their business and for UBS as a whole.

At UBS we reward behavior that helps to build and protect the firm’s reputation by focusing on sound risk and management practices. We believe in strong integration and excellence of execution, within an environment where all employees are able to achieve the highest standards of performance.

All UBS employees will be rewarded on the basis of their individual and team performance, and that of their business division, within the context of UBS as a whole and the markets in which we operate. UBS’s reward structure aims to:

Align reward with sustainable performance by encouraging a culture of integration and collaboration, a sense of engagement and long-term alignment with clients and shareholders, and quality execution of their orders.

Support appropriate and controlled risk taking consistent with UBS’s risk tolerance thereby protecting our capital, investors and reputation, and enhancing the quality of our financial results.

Foster effective individual performance management and communication by rigorously evaluating performance and ensuring the appropriate use of reward.

Attract and engage a diverse, talented workforce by providing attractive career opportunities underpinned by reward that is competitive in the market.

Align reward with sustainable performance

Within the context of UBS as a whole and the markets in which we operate, the sustainable performance of an employee’s business division is a key component of reward.

In considering UBS and business division performance, a range of factors will be taken into account including risk, capital usage, and market positioning. Assessment will focus on both current key performance indicators and the long-term actions that preserve and improve UBS’s ability to deliver future value.

Reward funding is not purely formulaic; discretion and judgment will be applied to ensure all relevant factors including market conditions are taken into account.

–	Business division reward recommendations are determined in consultation between the UBS Group CEO and the CEO(s) of each division as advised by the Group CFO, Group Head HR and, where appropriate, Group Risk.

–	Proposals recommended by the Group CEO are reviewed by the independent Human Resources and Compensation Committee of the Board of Directors.

–	Final approval is provided by the UBS Board of Directors.

–	The UBS Group CEO and Board of Directors take into account the Group and business division financial results as well as the views of shareholders and other stakeholders.

  Advisory vote
Corporate governance and compensation
Total Rewards Principles

Support appropriate and controlled risk taking

Reward will be consistent with UBS’s risk framework and tolerance.

Performance reviews recognize the different risk profile and nature of each business including additional factors such as the quality and time horizon of earnings, the nature of the relevant industry segment, and competitive trends.

–	Employees are rewarded for achievement against a range of financial and non-financial objectives and not only on the basis of individual revenues.

–	Extraordinary profits, as well as losses, are examined in the context of the track record of an employee’s performance, risk management and market conditions.

–	Measurement of performance will be adjusted for activities and future risks that are not adequately reflected in annual profits.

–	Reward for risk, compliance and control functions is determined independently from the revenue producers they supervise and support.

Faster effective individual performance management and communication

Rigorous evaluation of individual performance combined with effective communication ensures a link between achievement of business objectives and reward across UBS.

Beyond contribution to business results and achievement of individual performance objectives, rewards will also take into account:

–	observing UBS’s corporate values and principles;

–	implementing UBS’s strategy of enhancing reputation, integration and execution;

–	demonstrating leadership of our clients, business, people and change;

–	leading or supporting effective collaboration and teamwork;

–	operating with strong integrity and complying with UBS policies;

–	actively managing risk and professional behavior; and

–	finding the appropriate balance between risk and reward.

Attract and engage a diverse, talented workforce

The UBS reward structure is designed to provide talented employees with reward that is appropriately balanced between fixed and variable elements, competitive in the market, and paid out over an appropriate period.

In general, total compensation comprises an annual base salary, reflecting the individual’s role, skills and knowledge, local market-based benefits and, where applicable, a discretionary incentive award.

–	Base salary levels should be sufficient to allow a flexible discretionary incentive policy.

–	Discretionary annual incentives can be highly variable from year to year particularly for senior revenue producers and more highly paid employees.

Discretionary incentive awards may be split between immediate cash and long-term awards that can be granted in the form of either deferred UBS equity or deferred cash.

–	The proportion of deferred incentive generally increases with total compensation in order to maintain focus on long-term profitability of the firm and continued responsible behavior.

–	Deferred awards generally vest over at least three years.

–	Deferred awards are subject to forfeiture under certain circumstances, including if an employee’s conduct or judgment results in material financial loss or restatement of results, breach of risk or compliance policies, or significant harm to the firm’s business or reputation.

Stock options and/or stock appreciation rights may be awarded as part of total reward, to recognize the potential of key employees who are expected to drive the achievement of our strategic objectives.

Other reward programs may also be considered to further support the needs of our diverse global business, subject to considerations such as cost, risk and prevailing market and regulatory requirements. As such:

–	For senior leaders, our reward focus is founded on sustainable long-term profitability that may require the application of multi-year performance conditions to recognize outstanding performance.

–	Guaranteed incentive awards are used only exceptionally and are generally limited to one-year duration.

This document provides a summary only and may be supplemented by more detailed global or local policies. At UBS we are committed to full and proper disclosure of our remuneration policies, of which these Principles form a part, and we provide an annual advisory vote to shareholders at our AGM.

UBS AG
P.O. Box
CH-8098 Zurich

www.ubs.com

Financial information

Financial information

244	Introduction and accounting principles
245	Critical accounting policies

249	Consolidated financial statements

249	Management’s report on internal control over financial reporting
250	Report of independent registered public accounting firm on internal control over financial reporting
252	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
255	Income statement
256	Statement of comprehensive income
257	Balance sheet
258	Statement of changes in equity
261	Statement of cash flows

263	Notes to the consolidated financial statements
263	1	Summary of significant accounting policies
283	2a	Segment reporting
287	2b	Segment reporting by geographic location

288	Income statement notes
288	3	Net interest and trading income
289	4	Net fee and commission income
290	5	Other income
290	6	Personnel expenses
290	7	General and administrative expenses
291	8	Earnings per share (EPS) and shares outstanding

292	Balance sheet notes: assets
292	9a	Due from banks and loans (held at amortized cost)
293	9b	Allowances and provisions for credit losses
293	10	Cash collateral on securities borrowed and lent, repurchase and reverse repurchase agreements
294	11	Trading portfolio
295	12	Financial assets designated at fair value
296	13	Financial investments available-for-sale
296	14	Investments in associates
297	15	Property and equipment
298	16	Goodwill and intangible assets
300	17	Other assets

301	Balance sheet notes: liabilities
301	18	Due to banks and customers
301	19	Financial liabilities designated at fair value and debt issued
303	20	Other liabilities
303	21	Provisions and litigation
307	22	Income taxes
309	23	Derivative instruments and hedge accounting

316	Off-balance-sheet information
316	24	Pledgeable off-balance-sheet securities
316	25	Operating lease commitments

318	Additional information
318	26	Capital increases and mandatory convertible notes
318	27	Fair value of financial instruments
330	28	Pledged assets and transferred financial assets which do not qualify for derecognition
331	29	Measurement categories of financial assets and financial liabilities
335	30	Pension and other post-employment benefit plans
341	31	Equity participation and other compensation plans
347	32	Related parties
350	33	Events after the reporting period
350	34	Significant subsidiaries and associates
354	35	Invested assets and net new money
355	36	Business combinations
358	37	Discontinued operations
360	38	Reorganizations and disposals
361	39	Currency translation rates
362	40	Swiss banking law requirements
363	41	Supplemental guarantor information required under SEC rules

Financial information

371	UBS AG (Parent Bank)

371	Parent Bank review

372	Parent Bank financial statements
372	Income statement
373	Balance sheet
373	Statement of appropriation of retained earnings

374	Notes to the Parent Bank financial statements
374	Accounting policies

376	Additional income statement information
376	Net trading income
376	Extraordinary income and expenses

377	Additional balance sheet information
377	Allowances and provisions
377	Statement of shareholders’ equity
378	Share capital

379	Off-balance-sheet and other information
379	Assets pledged or assigned as security for own obligations and assets subject to reservation of title
379	Commitments and contingent liabilities
379	Derivative instruments
380	Fiduciary transactions
380	Due to UBS pension plans
380	Transactions with related parties
380	Outsourcing
380	Personnel
380	Significant shareholders

381	Corporate governance and compensation report
381	Compensation details and additional information for executive members of the BoD
382	Remuneration details and additional information for independent members of the BoD
383	Total payments to all members of the BoD
383	Total compensation for all members of the GEB
384	Share and option ownership of members of the BoD
385	Compensation paid to former members of the BoD and GEB
386	Share and option ownership of members of the GEB
390	Vested and unvested options held by independent members of the BoD and by members of the GEB
392	Loans granted to members of the BoD
392	Loans granted to members of the GEB

393	Report of the statutory auditor on the financial statements
395	Confirmations of the auditors concerning conditional capital increase

399	Additional disclosure required under SEC regulations

399	A – Introduction

400	B – Selected financial data
401	Key figures
402	Income statement data
403	Balance sheet data
403	Ratio of earnings to fixed charges

404	C – Information on the company
404	Property, plant and equipment

405	D – Information required by industry guide 3
405	Selected statistical information
405	Average balances and interest rates
407	Analysis of changes in interest income and expense
409	Deposits
410	Short-term borrowings
410	Contractual maturities of debt investments available-for-sale
411	Due from banks and loans (gross)
412	Due from banks and loan maturities (gross)
413	Impaired and non-performing loans
414	Cross-border outstandings
415	Summary of movements in allowances and provisions for credit losses
416	Allocation of the allowances and provisions for credit losses
417	Due from banks and loans by industry sector (gross)
418	Loss history statistics

Financial information

Introduction and accounting principles

The financial information section of UBS’s Annual Report 2009 comprises: a) the critical accounting policies applied when preparing the consolidated financial statements of UBS Group, b) audited consolidated financial statements of UBS Group for 2009, 2008 and 2007, prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), c) audited financial statements of UBS AG, the Parent Bank, for 2009 and 2008, prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Federal Banking Law, and d) additional disclosures required under SEC regulations.

     The basis of accounting of UBS’s Group financial statements is described in Note 1 to the financial statements. Except where otherwise explicitly stated, all financial data are in Swiss francs (CHF), all financial information is presented on a consolidated basis under IFRS, and all references to “UBS” refer to the UBS Group and not to the Parent Bank. UBS AG, the Swiss Parent Bank, includes branches worldwide and owns all the UBS companies, directly or indirectly. All references to 2009, 2008 and 2007 refer to UBS Group and the Parent Bank’s fiscal years ended 31 December 2009, 2008 and 2007, respectively. The financial statements for UBS Group and the Parent Bank have been audited by Ernst & Young Ltd.

Financial information

Critical accounting policies

Basis of preparation and selection of policies

UBS prepares its Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board. The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting policies that are deemed critical to UBS’s results and financial position, in terms of materiality of the items to which the policy is applied, and which involve significant assumptions and estimates are discussed in this section. A broader and more detailed description of the accounting policies UBS employs is shown in Note 1 to the Financial Statements.

The application of assumptions and estimates means that any selection of different assumptions would cause the reported results to differ. UBS believes that the assumptions it has made are appropriate, and that UBS’s Financial Statements therefore present the financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding UBS’s Financial Statements, and are not intended to suggest that other assumptions would be more appropriate.
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

Fair value of financial instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, the fair values are estimated from observable data in respect of similar financial instruments or using models. Where market observable inputs are not available, inputs are estimated based on appropriate assumptions. Where valuation techniques or models are used to determine fair values, they are periodically reviewed and validated by qualified person-

nel independent of those that sourced them. Models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, areas such as default rates, volatilities and correlations require management to make estimates.

The valuation techniques or models employed may not fully reflect all factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to allow for additional factors including model risks, liquidity risk and credit risk. UBS uses different approaches to calculate the credit risk, depending on the classification of a financial instrument at fair value. A credit valuation adjustment (CVA) approach based on an expected exposure profile is used to adjust the fair value of Positive replacement values to reflect counterparty credit risk if necessary. Correspondingly, a debit valuation adjustment (DVA) approach is applied to incorporate the own credit risk in the fair value of uncollateralized Negative replacement values. The own credit risk for Financial liabilities designated at fair value is calculated using UBS’s senior debt curve.
As of 31 December 2009, financial assets and financial liabilities for which valuation techniques or models are used and whose inputs are observable (level 2) amounted to CHF 487 billion and CHF 505 billion, respectively. Financial assets and financial liabilities whose valuations include significant unobservable inputs (level 3) amounted to CHF 38 billion and CHF 28 billion, respectively.
Changes in assumptions for input factors would affect the reported fair value of financial instruments. If management had used reasonably possible alternative assumptions for UBS’s level 3 instruments accounted for at fair value through profit or loss, the fair value of these assets would have been up to CHF 4.1 billion higher or lower and the fair value of these liabilities would have been up to CHF 3.3 billion higher or lower than the amounts recognized on UBS’s balance sheet at 31 December 2009. Favorable valuation changes for assets would be offset to a significant degree by unfavorable changes in liabilities and vice versa as a consistent use of different assumptions and estimates would prevent a simultaneous favorable or unfavorable valuation change of assets and liabilities.
The valuation of financial instruments is described in detail in Note 27.

Goodwill impairment test

The situation in the financial markets made it necessary during 2009 to monitor closely whether there was indication

Financial information

that goodwill allocated to its cash-generating units was impaired. At 31 December 2009, equity attributable to UBS shareholders stood at CHF 41 billion. UBS’s market capitalization, excluding the shares to be issued upon conversion of the MCNs, amounted to CHF 57 billion at 31 December 2009. On the basis of the impairment testing methodology described in Note 16 and Note 1a) 20), UBS concluded that the year-end 2009 balances of goodwill allocated to all its segments remain recoverable. Goodwill allocated to the Investment Bank at 31 December 2009 amounted to CHF 3.3 billion (CHF 4.3 billion at 31 December 2008), to Wealth Management Americas CHF 3.7 billion (CHF 3.8 billion at 31 December 2008), to Wealth Management & Swiss Bank CHF 1.5 billion (CHF 1.5 billion at 31 December 2008) and to Global Asset Management CHF 1.6 billion (CHF 2.0 billion at 31 December 2008).

In its review of the year-end 2009 goodwill balance, UBS specifically considered the performance outlook of its Investment Bank and Wealth Management Americas divisions and the underlying business operations to resolve whether the recoverable amounts for these units cover their carrying amounts. Based on the estimated cash flows these units are expected to generate from their businesses, discounted back to their present value using a discount rate that reflects the risk profiles of the underlying activities, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remained recoverable on 31 December 2009. The conclusion was reached on the basis of the forecast results included in the latest 5 year business plan. The forecasts are based on an expectation that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. The fair value obtained from the model calculation was subject to a stress test by decreasing forecast cash flows by one-third and at the same time increasing the discount rate by 3.5 percentage points. The stress values covered the book value of the Investment Bank and Wealth Management Americas. However, if the regulatory pressure on the banking industry intensifies and conditions in the financial markets further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in these business divisions may need to be impaired in future periods.
The same model is applied to all segments carrying goodwill. It is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on actual growth rates and expected inflation. Both applied growth rates and discount rates are disclosed by cash-generating units in Note 16. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable.

Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of all segments will not result in an impairment situation.

Impairment of loans and receivables measured at amortized cost

Loan impairment allowances represent management’s best estimate of losses incurred in the lending portfolio at the balance sheet date. The lending portfolio, which is measured at amortized cost less impairment, is comprised of financial assets presented on the balance sheet line items Due from banks and Loans, including reclassified securities. In addition, irrevocable loan commitments are also tested for impairment as described below.

Credit loss expense is recognized if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms or the equivalent value. A financial asset or group of financial assets is impaired only if a loss event occurred after initial recognition of the financial asset(s) but not later than at balance sheet date (“incurred loss model”). Management is required to exercise judgment in making assumptions and estimations when calculating impairment losses both on a counterparty-specific level and collectively.
The impairment loss is the difference between the carrying value of the financial asset and the estimated recoverable amount. The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. An allowance for credit losses is reported as a reduction of the carrying value of the financial asset on the balance sheet.
UBS periodically revises its estimated cash flows associated with the portfolio of reclassified securities backed by multiple assets. Adverse revisions in cash flow estimates related to credit events are recognized in profit or loss as credit loss expenses. Increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the effective interest rate on the loan from the date of change.
At 31 December 2009, UBS’s gross lending portfolio was CHF 356 billion; the related allowances amounted to CHF 2.7 billion. Impairment charges presented as credit loss expense were CHF 1.8 billion in 2009, of which CHF 1.0 billion related to reclassified financial assets. Refer to Note 9b for details.
UBS’s policy on allowances and provisions for credit losses is described in Note 1a) 11).

Reclassification of financial assets

The International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13

Financial information

October 2008, under which eligible financial assets, subject to certain conditions being met, may be reclassified out of the “Held for trading” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity.

In 2008 and first quarter 2009, financial assets with a fair value on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified out of “Trading portfolio assets” to “Loans and receivables”.
In 2009, the reclassified financial assets generated interest and other income of CHF 1.6 billion, which was partially offset by an impairment charge of CHF 1.0 billion recognized as credit loss expense. Had these financial assets not been reclassified, a trading gain of CHF 4.7 billion would have been recognized instead. Refer to Note 29b for details.

Consolidation of Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments in separate legal entities, to allow clients to jointly invest in alternative assets, for asset securitization transactions and for buying or selling credit protection. In accordance with IFRS, UBS does not consolidate SPEs that it does not control. In order to determine whether UBS controls an SPE or not, UBS has to make judgments about risks and rewards and assess the ability to make operational decisions for the SPE in question. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether UBS has to consolidate an SPE it evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on UBS’s behalf according to its specific business needs so that UBS obtains the benefits from the SPE’s operations, or (b) UBS has decision-making powers to obtain the majority of the benefits of the activities of the SPE, or UBS has delegated these decision-making powers by setting up an autopilot mechanism, or (c) UBS has the rights to obtain the majority of the benefits of the activities of an SPE and therefore may be exposed to risks arising from the activities of the SPE, or (d) UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. UBS consolidates an SPE if its assessment of the relevant factors indicates that UBS controls the SPE.

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets, which are generally purchased by the SPE in the open market and not transferred from UBS. The risks and rewards of the assets held by the SPE reside with the clients. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function. Many of these SPEs are single-investor or family trusts while others allow a broad number of investors to invest in a diversified asset base through a single share or certificate. These latter SPEs range from mutual funds to trusts investing in real estate. The majority of UBS’s SPEs are created for client investment purposes and are not consolidated. However, UBS consolidates investment funds in certain cases where it provides financial support to a fund. In these instances UBS generally assumes the majority or a significant portion of the risks of the fund, which, combined with UBS’s role as investment manager, makes it the party that can exercise control over the entity.

SPEs used to allow clients to jointly invest in alternative assets, e.g. feeder funds, for which generally no active markets exist, are often in the form of limited partnerships. Investors are the limited partners and contribute all or the majority of the capital, whereas UBS serves as the general partner. In that capacity, UBS is the investment manager and has sole discretion over investment and other administrative decisions, but has no or only a nominal amount of capital invested. UBS typically receives service and commission fees for UBS’s services as general partner but does not, or only to a minor extent, participates in the risks and rewards of the vehicle, which reside with the limited partners. In most instances, limited partnerships are not consolidated under IFRS because UBS’s legal and contractual rights and obligations indicate that UBS does not have the power to govern the financial and operating policies of these entities and concurrently does not have the objective of obtaining benefits from its activities through such power.
SPEs used for securitization are created when UBS has assets (for example, a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the benefits or risks of the assets in the SPE.
UBS does not consolidate SPEs for securitization if it has no control over the assets and no longer retains any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation. This type of SPE is a bankruptcy-remote entity – if UBS were to go bankrupt, the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt, the securities holders would have no recourse to UBS.
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
UBS’s policy on consolidation of SPEs is further described in Note 1a) 3).

Financial information

Equity compensation

UBS recognizes options and share-settled stock appreciation rights (SARs) awarded to employees as compensation expense based on their fair value at grant date. The options and SARs UBS issues to its employees have features that make them incomparable to options and SARs on UBS’s shares traded in active markets. Accordingly, UBS cannot determine fair value by reference to a quoted market price, but UBS rather estimates it using an option valuation model. The model, a Monte Carlo simulation, requires inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data.

Some of the model inputs UBS uses are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different option and SAR values, which in turn would result in higher or lower compensation expense being recognized.
Several recognized valuation models exist, but none can be singled out as the best or most correct. The model UBS applies has been selected because it is able to handle some of the specific features included in the options and SARs granted to UBS’s employees. If UBS was to use a different model, the option and SAR values produced would be different, even if it used the same inputs.
Using both different inputs and a different valuation model could have a significant impact on the fair value of employee options and SARs, which could be either higher or lower than the values produced by the model UBS applies and the inputs it has used.
Further information on UBS equity compensation plans is disclosed in Note 1a) 24) and Note 31 to the Financial Statements.

Deferred taxes

Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; and b) expenses recognized in UBS’s income statement but disallowed in the tax return until the associated cash flow occurs.

UBS records a valuation allowance to reduce its deferred tax assets to the amount which can be recognized in line with the relevant accounting standards. The level of deferred tax asset recognition is influenced by management’s assessment of UBS’s future profitability having regard to relevant business plan forecasts. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future profitability.
At 31 December 2009, the recognized deferred tax assets amounted to CHF 8.9 billion, which included an amount of CHF 8.2 billion in respect of tax losses (mainly in Switzerland and the US) that can be utilized to offset taxable income in future years.
Swiss tax losses can be carried forward for seven years and US federal tax losses for twenty years. The deferred tax assets recognized at 31 December 2009 have been based on future profitability assumptions over a five-year horizon, as adjusted to take into account the recognition criteria of IAS 12. The level of deferred tax assets recognized may, however, need to be adjusted in the future in the event of changes to those profitability assumptions. Refer to Note 22 for further details.
UBS’s policy on deferred taxes is further described in Note 1a) 21).

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
UBS management assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of 31 December 2009, UBS’s internal control over financial reporting was effective.
The effectiveness of UBS’s internal control over financial reporting as of 31 December 2009 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 250 to 251, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2009.

Financial information

Consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 4 March 2010

We have audited UBS AG's internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting on page 249. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial information

Ernst & Young 2

In our opinion, UBS AG maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

We have also audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG as of 31 December 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2009 and notes thereto, of UBS AG and our report dated 4 March 2010 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre Licensed Audit Expert (Auditor in Charge)	Dr. Andreas Blumer Licensed Audit Expert

Financial information

Consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 4 March 2010

As statutory auditor, we have audited the financial statements of UBS AG which are comprised of the consolidated balance sheets as of 31 December 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2009 on pages 255 to 370.

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

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial information

Ernst & Young

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG at 31 December 2009 and 2008, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2009 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), UBS AG's internal control over financial reporting as of 31 December 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 4 March 2010 expresses an unqualified opinion on the effectiveness of the Group's internal control over financial reporting.

Ernst & Young Ltd

Andrew McIntyre
Licensed Audit Expert
(Auditor in Charge)

Dr. Andreas Blumer
Licensed Audit Expert

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial information

Financial information
Consolidated financial statements

Income statement
		For the year ended			% change from
CHF million, except per share data	Note	31.12.09	31.12.08	31.12.07	31.12.08

Continuing operations

Interest income	3	23,461	65,679	109,112	(64)

Interest expense	3	(17,016)	(59,687)	(103,775)	(71)

Net interest income	3	6,446	5,992	5,337	8

Credit loss (expense)/recovery		(1,832)	(2,996)	(238)	(39)

Net interest income after credit loss expense		4,614	2,996	5,099	54

Net fee and commission income	4	17,712	22,929	30,634	(23)

Net trading income	3	(324)	(25,820)	(8,353)	99

Other income	5	599	692	4,341	(13)

Total operating income		22,601	796	31,721

Personnel expenses	6	16,543	16,262	25,515	2

General and administrative expenses	7	6,248	10,498	8,429	(40)

Depreciation of property and equipment	15	1,048	1,241	1,243	(16)

Impairment of goodwill	16, 38	1,123	341	0	229

Amortization of intangible assets		200	213	276	(6)

Total operating expenses		25,162	28,555	35,463	(12)

Operating profit from continuing operations before tax		(2,561)	(27,758)	(3,742)	91

Tax expense	22	(443)	(6,837)	1,369	94

Net profit from continuing operations		(2,118)	(20,922)	(5,111)	90

Discontinued operations

Profit from discontinued operations before tax	37	(7)	198	145

Tax expense	22	0	1	(258)	(100)

Net profit from discontinued operations		(7)	198	403

Net profit		(2,125)	(20,724)	(4,708)	90

Net profit attributable to minority interests		610	568	539	7

from continuing operations		600	520	539	15

from discontinued operations		10	48	0	(79)

Net profit attributable to UBS shareholders		(2,736)	(21,292)	(5,247)	87

from continuing operations		(2,719)	(21,442)	(5,650)	87

from discontinued operations		(17)	150	403

Earnings per share (CHF)

Basic earnings per share	8	(0.75)	(7.63)	(2.40)	90

from continuing operations		(0.74)	(7.68)	(2.59)	90

from discontinued operations		0.00	0.05	0.18	(100)

Diluted earnings per share	8	(0.75)	(7.63)	(2.41)	90

from continuing operations		(0.74)	(7.69)	(2.59)	90

from discontinued operations		0.00	0.05	0.18	(100)

Financial information
Consolidated financial statements

Statement of comprehensive income
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Net profit	(2,125)	(20,724)	(4,708)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(35)	(4,509)	(1,405)

Foreign exchange amounts reclassified to the income statement from equity	(259)	202	108

Income tax relating to foreign currency translation movements	22	(17)	39

Subtotal foreign currency translation movements, net of tax	(272)	(4,324)	(1,258)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	157	(903)	1,578

Impairment charges reclassified to the income statement from equity	70	47	14

Realized gains reclassified to the income statement from equity	(147)	(645)	(3,423)

Realized losses reclassified to the income statement from equity	1	6	7

Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(54)	341	421

Subtotal net unrealized gains/(losses) on financial investments available-for-sale, net of tax	27	(1,154)	(1,403)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	78	2,001	369

Net unrealized (gains)/losses reclassified to the income statement from equity	(756)	178	172

Income tax effects relating to cash flow hedges	257	(520)	(130)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	(421)	1,659	411

Total other comprehensive income	(667)	(3,818)	(2,250)

Total comprehensive income	(2,792)	(24,542)	(6,958)

Total comprehensive income attributable to minority interests	484	(77)	269

Total comprehensive income attributable to UBS shareholders	(3,276)	(24,465)	(7,227)

Financial information

Balance sheet
				% change from
CHF million	Note	31.12.09	31.12.08	31.12.08

Assets

Cash and balances with central banks		20,899	32,744	(36)

Due from banks	9	46,574	64,451	(28)

Cash collateral on securities borrowed	10	63,507	122,897	(48)

Reverse repurchase agreements	10	116,689	224,648	(48)

Trading portfolio assets	11	188,037	271,838	(31)

Trading portfolio assets pledged as collateral	11	44,221	40,216	10

Positive replacement values	23	421,694	854,100	(51)

Financial assets designated at fair value	12	10,223	12,882	(21)

Loans	9	306,828	340,308	(10)

Financial investments available-for-sale	13	81,757	5,248

Accrued income and prepaid expenses		5,816	6,141	(5)

Investments in associates	14	870	892	(2)

Property and equipment	15	6,212	6,706	(7)

Goodwill and intangible assets	16	11,008	12,935	(15)

Deferred tax assets	22	8,868	8,880	0

Other assets	17	7,336	9,931	(26)

Total assets		1,340,538	2,014,815	(33)

Liabilities

Due to banks	18	65,166	125,628	(48)

Cash collateral on securities lent	10	7,995	14,063	(43)

Repurchase agreements	10	64,175	102,561	(37)

Trading portfolio liabilities	11	47,469	62,431	(24)

Negative replacement values	23	409,943	851,864	(52)

Financial liabilities designated at fair value	19	112,653	101,546	11

Due to customers	18	410,475	465,741	(12)

Accrued expenses and deferred income		8,689	10,196	(15)

Debt issued	19	131,352	197,254	(33)

Other liabilities	20, 21, 22	33,986	42,998	(21)

Total liabilities		1,291,905	1,974,282	(35)

Equity

Share capital		356	293	22

Share premium		34,786	25,250	38

Net income recognized directly in equity, net of tax		(4,875)	(4,335)	(12)

Revaluation reserve from step acquisitions, net of tax		38	38	0

Retained earnings		11,751	14,487	(19)

Equity classified as obligation to purchase own shares		(2)	(46)	96

Treasury shares		(1,040)	(3,156)	67

Equity attributable to UBS shareholders		41,013	32,531	26

Equity attributable to minority interests		7,620	8,002	(5)

Total equity		48,633	40,533	20

Total liabilities and equity		1,340,538	2,014,815	(33)

Financial information
Consolidated financial statements

Statement of changes in equity
				Equity classified
				as obligation
	Share	Share	Treasury	to purchase
CHF million	capital	premium	shares	own shares

Balance at 1 January 2007	211	12,640	(10,214)	(185)

Issuance of share capital

Acquisition of treasury shares			(7,169)

Disposition of treasury shares			4,605

Cancellation of second trading line treasury shares	(4)		2,415

Net premium/(discount) on treasury share and own equity derivative activity		(560)

Premium on shares issued and warrants exercised		12

Employee share and share option plans		898

Tax benefits from deferred compensation awards		(557)

Dividends

Equity classified as obligation to purchase own shares – movements				111

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2007	207	12,433	(10,363)	(74)

Issuance of share capital	86

Acquisition of treasury shares			(367)

Disposition of treasury shares			7,574

Net premium/(discount) on treasury share and own equity derivative activity		(4,626)

Premium on shares issued and warrants exercised		20,003

Employee share and share option plans		(1,961)

Tax benefits from deferred compensation awards		(176)

Transaction costs related to share issuances, net of tax		(423)

Dividends

Equity classified as obligation to purchase own shares – movements				28

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2008	293	25,250	(3,156)	(46)

Issuance of share capital	63

Acquisition of treasury shares			(476)

Disposition of treasury shares			2,592

Net premium/(discount) on treasury share and own equity derivative activity		(1,268)

Premium on shares issued and warrants exercised		10,599

Employee share and share option plans		291

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuances, net of tax		(87)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				44

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2009	356	34,786	(1,040)	(2)

1 Includes dividend payment obligations for preferred securities.

Financial information

		Financial		Revaluation	Total equity
		investments		reserve	attributable
Retained	Foreign currency	available-	Cash flow	from step	to UBS	Minority
earnings	translation	for-sale	hedges	acquisitions	shareholders	interests	Total equity

47,728	(1,614)	2,876	(443)	38	51,037	6,089	57,126

					0		0

					(7,169)		(7,169)

					4,605		4,605

(2,411)					0		0

					(560)		(560)

					12		12

					898		898

					(557)		(557)

(4,275)					(4,275)	(400)	(4,675)

					111		111

					0	996	996

					0	101	101

					0	(104)	(104)

(5,247)	(986)	(1,405)	411		(7,227)	269	(6,958)

35,795	(2,600)	1,471	(32)	38	36,875	6,951	43,826

					86		86

					(367)		(367)

					7,574		7,574

					(4,626)		(4,626)

					20,003		20,003

					(1,961)		(1,961)

					(176)		(176)

					(423)		(423)

(16)					(16)	(361)	(377)

					28		28

					0	1,618	1,618

					0	12	12

					0	(141)	(141)

(21,292)	(3,709)	(1,124)	1,659		(24,465)	(77)	(24,542)

14,487	(6,309)	347	1,627	38	32,531	8,002	40,533

					63		63

					(476)		(476)

					2,592		2,592

					(1,268)		(1,268)

					10,599		10,599

					291		291

					1		1

					(87)		(87)

					0	(849)	(849)

					44		44

					0	(7)	(7)

					0	3	3

					0	(13)	(13)

(2,736)	(136)	17	(421)		(3,276)	484	(2,792)

11,751	(6,445)	364	1,206	38	41,013	7,620	48,633

Financial information
Consolidated financial statements

Statement of changes in equity (continued)

Preferred securities[1]
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Balance at the beginning of the year	7,381	6,381	5,633

Issuances		1,618	996

Redemptions	(7)

Foreign currency translation	(120)	(618)	(248)

Balance at the end of the year	7,254	7,381	6,381

1 Represents equity attributable to minority interests. Increases and offsetting decreases of equity attributable by minority interests due to dividends are excluded from this table.

	For the year ended			% change from
Number of shares	31.12.09	31.12.08	31.12.07	31.12.08

Shares issued

Balance at the beginning of the year	2,932,580,549	2,073,547,344	2,105,273,286	41

Issuance of share capital	625,532,204	859,033,205	1,294,058	(27)

Cancellation of second trading line treasury shares			(33,020,000)

Balance at the end of the year	3,558,112,753	2,932,580,549	2,073,547,344	21

Treasury shares

Balance at the beginning of the year	61,903,121	158,105,524	164,475,699	(61)

Acquisitions	33,566,097	13,398,118	102,074,942	151

Disposals	(57,915,346)	(109,600,521)	(75,425,117)	47

Cancellation of second trading line treasury shares			(33,020,000)

Balance at the end of the year	37,553,872	61,903,121	158,105,524	(39)

Shares issued
On 25 June 2009, UBS increased its share capital by issuing 293,258,050 new registered shares. The shares were placed with a small number of large institutional investors. The shares were issued out of authorized capital which had been approved at the Annual General Meeting of shareholders (AGM) on 15 April 2009.

On 19 August 2009, the Swiss Confederation announced the conversion of its UBS mandatory convertible notes (MCNs). Upon conversion on 25 August 2009, UBS issued 332,225,913 new shares from existing conditional capital.
On 27 February 2008 the extraordinary general meeting of shareholders approved the creation of a maximum of CHF 10,370,000 in authorized capital allowing the distribution of a stock dividend. That resulted in the issuance of 98,698,754 shares.
On 23 April 2008, the AGM of shareholders approved a capital increase that resulted in the issuance of 760,295,181 fully paid registered shares.
All issued shares are fully paid.
For further information on the capital increase and the conversion of the MCNs in 2009, refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements.

Conditional share capital
On 31 December 2009, a maximum of 29,350 shares could have been issued against the future exercise of options from former PaineWebber employee option plans and 149,994,296 shares could have been issued to fund UBS’s employee share option programs. In addition, conditional capital of up to 277,750,000 shares was available for the UBS share delivery obligation due to the issuance of the March 2008 mandatory convertible notes (MCNs) and conditional capital of up to 100,000,000 shares is available in connection with the transaction with the Swiss National Bank (SNB). These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure.

Financial information

Statement of cash flows
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Cash flow from/(used in) operating activities

Net profit	(2,125)	(20,724)	(4,708)

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depredation of property and equipment	1,048	1,241	1,253

Impairment of goodwill/amortization of intangible assets	1,323	554	282

Credit loss expense/(recovery)	1,832	2,996	238

Share of net profits of associates	(37)	6	(120)

Deferred tax expense/(benefit)	(960)	(7,020)	(371)

Net loss/(gain) from investing activities	425	(797)	(4,085)

Net loss/(gain) from financing activities	8,355	(47,906)	3,779

Net (increase)/decrease in operating assets:

Net due from/to banks	(57,328)	(16,561)	(60,762)

Reverse repurchase agreements and cash collateral on securities borrowed	162,822	236,497	173,433

Trading portfolio, net replacement values and financial assets designated at fair value	11,118	350,099	60,729

Loans/due to customers	(23,705)	(183,476)	36,168

Accrued income, prepaid expenses and other assets	2,214	7,512	(2,408)

Net increase/(decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(41,351)	(220,935)	(271,060)

Accrued expenses, deferred income and other liabilities	(8,629)	(23,592)	19,217

Income taxes paid	(505)	(887)	(3,663)

Net cash flow from/fused in) operating activities	54,497	77,007	(52,078)

Cash flow from/(used in) investing activities

Purchase of subsidiaries and associates	(42)	(1,502)	(2,337)

Disposal of subsidiaries and associates	296	1,686	885

Purchase of property and equipment	(854)	(1,217)	(1,910)

Disposal of property and equipment	163	69	134

Net (investment in)/divestment of financial investments available-for-sale	(20,127)	(712)	5,981

Net cash flow from/(used in) investing activities	(20,563)	(1,676)	2,753

Cash flow from/(used in) financing activities

Net money market papers issued/(repaid)	(60,040)	(40,637)	32,672

Net movements in treasury shares and own equity derivative activity	673	623	(2,771)

Capital issuance	3,726	23,135	0

Dividends paid	0	0	(4,275)

Issuance of long-term debt, including financial liabilities designated at fair value	67,062	103,087	110,874

Repayment of long-term debt, including financial liabilities designated at fair value	(65,024)	(92,894)	(62,407)

Increase in minority interests[1]	3	1,661	1,094

Dividends paid to/decrease in minority interests	(583)	(532)	(619)

Net cash flow from/(used in) financing activities	(54,183)	(5,557)	74,568

Effects of exchange rate differences	5,529	(39,186)	(12,228)

Net increase/(decrease) in cash and cash equivalents	(14,721)	30,588	13,015

Cash and cash equivalents at the beginning of the year	179,693	149,105	136,090

Cash and cash equivalents at the end of the year	164,973	179,693	149,105

Cash and cash equivalents comprise:

Cash and balances with central banks	20,899	32,744	18,793

Money market papers[2]	98,432	86,732	77,215

Due from banks with original maturity of less than three months	45,642	60,217	53,097

Total	164,973	179,693	149,105

1 Includes issuance of preferred securities of CHF 1,617 million and CHF 996 million for the years ended 31 December 2008 and 31 December 2007, respectively.  2 Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 57,116 million, CHF 19,912 million and CHF 7,881 million were pledged at 31 December 2009, 31 December 2008 and 31 December 2007, respectively. The previously disclosed amounts of pledged money market papers have been adjusted to include positions recognized in the balance sheet under “Trading portfolio assets pledged as collateral”.

Financial information
Consolidated financial statements

Statement of cash flows (continued)
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Additional information

Cash received as interest	23,844	68,232	103,828

Cash paid as interest	19,597	62,284	97,489

Cash received as dividends on equities (incl. associates)	1,090	2,779	5,313

Significant non-cash investing and financing activities
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Deconsolidation of UBS Pactual

Financial investments available -for-sale	14

Property and equipment	31

Goodwill and intangible assets	731

Debt issued	1,393

Deconsolidation of private equity investments

Property and equipment		33	24

Goodwill and intangible assets		22

Acquisition of Caisse Centrale de Réescompte Group (CCR)

Property and equipment		5

Goodwill and intangible assets		405

Debt issued		114

Acquisition of VermogensGroep

Property and equipment		2

Goodwill and intangible assets		173

Acquisition of McDonald Investments branch network

Property and equipment			3

Goodwill and intangible assets			262

Acquisition of Daehan Investment Trust Management Company

Property and equipment			2

Goodwill and intangible assets			224

Minority interests			60

Financial information

Financial information
Notes to the consolidated financial statements

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

The principal accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 4 March 2010, the Board of Directors approved them for issue.
Disclosures under IFRS 7 Financial Instruments: Disclosures about the nature and extent of risks and capital disclosures under IAS 1 Presentation of Financial Statements have been included in the audited parts of the “Risk and treasury management” section. Several IFRS 7 credit risk related disclosures are provided in Note 29c and several market risk related disclosures are provided in Note 27c.

2) Use of estimates in the preparation of Financial Statements
In preparing the Financial Statements in conformity with IFRS, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates, and the differences may be material to the Financial Statements.

3) Subsidiaries
The Financial Statements comprise those of the parent company (UBS AG) and its subsidiaries, including special purpose entities (SPEs), presented as a single economic entity. UBS controls an entity if it has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. Subsidiaries, including special purpose entities, that are directly or indirectly controlled by the Group are consolidated from the date on which control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal (i.e. loss of control).

Equity attributable to minority interests is presented in the consolidated balance sheet within equity, separately from equity attributable to UBS shareholders. Net profit attributable to minority interests is shown separately in the income statement.
When UBS acquires a subsidiary, the purchase method of accounting is used to account for the acquisition of a subsidiary. The cost of acquisition is measured at the fair value of the consideration given at the date of exchange, together with costs directly attributable to that acquisition. The acquired identifiable assets or liabilities and contingent liabilities are measured at fair value at the date of acquisition. Any excess of the cost of acquisition over the fair value of UBS’s share of the identifiable assets, liabilities and contingent liabilities is recorded as goodwill. If the cost of acquisition is less than the fair value of UBS’s share of identifiable assets, liabilities and contingent liabilities of the business acquired, the difference is recognized immediately in the income statement.
The Group sponsors the formation of entities, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. Such trusts and other special purpose entities are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group.
The following circumstances may indicate a relationship in which, in substance, UBS controls and consequently consolidates the SPE:
–	the activities of the SPE are being conducted on behalf of UBS according to its specific business needs so that UBS obtains benefits from the SPE’s operations;

Financial information
Notes to the consolidated financial statements

–	UBS has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, UBS has delegated these decision making powers;
–	UBS has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
–	UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.
UBS continuously evaluates whether triggering events require the reconsideration of the consolidation conclusions made at inception of its involvement with special purpose entities, especially securitization vehicles and collateralized debt obligations (CDOs). Triggering events generally include items such as restructurings, the vesting of potential rights and acquisition, disposal or expiration of interests. In these circumstances, special purpose entities may be consolidated depending on how the conditions have changed.
Intercompany transactions, balances and unrealized gains or losses on transactions between the Group companies are eliminated.
Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.
Assets and liabilities of subsidiaries are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use - see parts 19) and 28). Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations in the statement of comprehensive income in the period when the sale occurred or it becomes highly probable that a sale will occur within 12 months – see part 28).

4) Associates and jointly controlled entities
Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns between 20% to 50% of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity) after the date of acquisition.

Interests in jointly controlled entities, in which UBS and one or more third parties have joint control, are accounted for under the equity method. A jointly controlled entity is subject to a contractual agreement between UBS and one or more third parties, which establishes joint control over its economic activities. Interests in such entities are reflected under Investments in associates on the balance sheet, and the related disclosures are included in the disclosures for associates. UBS holds certain interests in jointly controlled real estate entities.

Investments in associates and interests in jointly controlled entities are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see parts 19) and 28).

5) Recognition and derecognition of financial instruments
UBS recognizes financial instruments on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial assets
UBS enters into transactions where it transfers financial assets recognized on its balance sheet but retains either all risks and rewards of the transferred financial assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transfers of financial assets with retention of all or substantially all risks and rewards include, for example, securities lending and repurchase transactions described in this Note under parts 13) and 14). They further include transactions where financial assets are sold to a third party with a concurrent total rate of return swap on the transferred assets to retain all their risks and rewards. These types of transactions are accounted for as secured financing transactions.

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

Financial liabilities
UBS removes a financial liability from its balance sheet when it is extinguished, i.e. when the obligation specified in the contract is discharged or cancelled or expires. Where an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

UBS acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institu-

Financial information

tions. These assets and income arising therefrom are excluded from UBS’s financial statements, as they are not assets of UBS, provided the recognition criteria are not satisfied.

6) Determination of fair value
The fair value principles applied when determining fair value are considered significant accounting policies. Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction. Details of the determination of fair value of financial instruments, fair value hierarchy, valuation techniques and inputs by products, day 1 profit or loss and other related fair value disclosures are disclosed in Note 27.

7) Trading portfolio assets and liabilities
Trading portfolio assets consist of debt instruments (including those in the form of securities, money market paper, traded corporate and bank loans), equity instruments (including those in the form of securities), assets held under unit-linked contracts and precious metals and other commodities owned by the Group (“long” positions). Trading portfolio liabilities consist of obligations to deliver financial instruments such as debt and equity instruments which the Group has sold to third parties but does not own (“short” positions). The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments which are considered derivatives in their entirety are generally presented on the balance sheet as Positive and Negative replacement values, refer to part 15). UBS’s trading portfolio assets and liabilities (refer to Note 11) include proprietary positions, hedge positions and client business-related positions (provided the recognition criteria mentioned in part 5) are satisfied).

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
An acquired non-derivative financial asset or liability is classified at acquisition as held for trading and presented in the trading portfolio if it is (a) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
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

Trading portfolio assets transferred to external parties that do not qualify for derecognition (see part 5)) are reclassified on UBS’s balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral, if the transferee has received the right to sell or repledge them.
Following an amendment to IAS 39 in 2008 (refer to Note 1b and Note 29b), subject to certain conditions being met, financial assets may be reclassified from the “Held for trading” category to the “Loans and receivables” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity. UBS applied this option in fourth quarter 2008 and first quarter 2009 and reclassified several illiquid financial assets (such as purchased asset-backed securities, including mortgage-backed securities (MBS), originated by third parties) to the category “loans and receivables”, as a result of which these instruments to be no longer fair valued through profit or loss but rather accounted for at amortized cost less impairment.

8) Financial assets and Financial liabilities designated at fair value through profit or loss (“Fair Value Option”)
A financial instrument may only be designated at fair value through profit or loss at inception and this designation cannot subsequently be changed. Financial assets (refer to Note 12) and financial liabilities (refer to Note 19) designated at fair value are presented in separate lines on the face of the balance sheet.

The conditions for applying the fair value option are met when
a)	they are hybrid instruments which consist of a debt host and an embedded derivative component, or
b)	they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management on that basis, or
c)	the application of the fair value option reduces or eliminates an accounting mismatch that would otherwise arise.
Hybrid instruments which fall under criterion a) above include i) bonds and compound debt liabilities issued, ii) compound debt liabilities – OTC, and iii) hybrid financial assets from reverse repurchase agreements. Bonds and compound debt liabilities issued and OTC generally include embedded derivative components which, for example, refer to an underlying equity price, interest rate, commodities price or index.

Financial information
Notes to the consolidated financial statements

UBS has designated most of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss. These instruments include predominantly the following categories of underlyings:
–	Credit-linked: bonds, notes linked to the performance (coupon and/or redemption amount) of single names (such as a company or a country) or a basket of reference entities.
–	Equity-linked: bonds, notes that are linked to a single stock, a basket of stocks or an equity index.
–	Rates-linked: bonds, notes linked to a reference interest rate, interest rate spread or formula.
Besides hybrid instruments, the fair value option is also applied to certain loans and loan commitments which are substantially hedged with credit derivatives. The application of the fair value option to these instruments reduces an accounting mismatch, as loans would have been otherwise accounted for at amortized cost or as financial investments available-for-sale (refer to part 9)), whereas the hedging credit protection is accounted for as a derivative instrument at fair value through profit or loss.
UBS has also applied the fair value option to a hedge fund investment and structured reverse repurchase agreement which are part of portfolios managed on a fair value basis. Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income.
Interest income and interest expense on financial assets and liabilities designated at fair value through profit or loss are included in Interest income on financial assets designated at fair value or Interest on financial liabilities designated at fair value. Refer to Note 3.
UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as to financial instruments held for trading (refer to parts 5) and 7)).

9) Financial investments available-for-sale
Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis. Financial investments available-for-sale include highly liquid short term debt securities, strategic equity investments, certain investments in real estate funds as well as instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments available-for-sale consist mainly of highly liquid short term debt securities issued by government and government-controlled institutions, generally with residual maturities of less than three months. In addition, certain equity instruments, including private equity investments as well as debt instruments and non-performing loans acquired in the secondary market are classified as financial investments available-for-sale.

Financial investments available-for-sale are initially recognized at fair value including direct transaction costs and are subsequently measured at fair value. Unrealized gains or losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. On disposal of an investment, the accumulated unrealized gain or loss included in Equity is transferred to Net profit for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method and are included in the income statement.
Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale. UBS assesses at each balance sheet date whether there are indicators of impairment of an available-for-sale investment. An available-for-sale investment is impaired when there is objective evidence that as a result of one or more events that occurred after the initial recognition of the investment, the estimated future cash flows of the investment have been affected. For equity investments available-for-sale, a significant or prolonged decline in fair value below its original cost is considered to be objective evidence of impairment. For debt investments available-for-sale, objective evidence of impairment includes for example a significant financial difficulty of the issuer or counterparty, default or delinquency in interest or principal payments or probability that the borrower will enter bankruptcy or financial re-organization. If a financial investment available-for-sale is determined to be impaired, the cumulative net unrealized loss previously recognized in Equity is included in Net profit for the period and reported as a deduction from Other income. To the extent impairments of financial investments available-for-sale are covered by fair value decreases of the current year-to-date period, impairments are directly recognized in the income statement. To the extent impairments relate to fair value decreases of previous periods, amounts are released from other comprehensive income to the income statement and separately presented in the statement of comprehensive income.
After the recognition of impairment on a financial investment available-for-sale, increases in fair value of equity instruments are reported in Equity and increases in fair value of debt instruments up to original cost are recognized in Other income, provided the fair value increase has been triggered by a specific event (as defined by IFRS).
UBS applies the same recognition and derecognition principles to financial assets available-for-sale as “Financial instruments designated at fair value” or “Held-for-trading”, except that unrealized gains or losses between trade date and settlement date recognized in Equity (refer to parts 5) and 7)).

10) Loans and receivables
For an overview of financial assets and financial liabilities accounted for as “Loans and receivables”, refer to the measurement categories presented in Note 29.

Financial information

“Loans and receivables” are non-derivative financial assets with fixed or determinable payments which are not classified as held-for-trading, not designated as at fair value through P&L or available-for-sale and are not those for which the Group may not recover substantially all of its initial net investment, other than because of credit deterioration.
“Loans and receivables” include:
–	originated loans where money is provided directly to the borrower, participation in a loan from another lender and purchased loans (certain purchased non-performing loans are also classified as financial investment available-for-sale at inception) initially classified as “loans and receivables”;
–	securities initially classified as “Loans and receivables” due to illiquid markets such as Auction Rate Securities;
–	reclassified securities previously “Held-for-trading” (refer to Note 29b; and
–	reclassified loans such as leverage finance loans previously “held-for-trading” (refer to Note 29b).
In fourth quarter 2008 and first quarter 2009, UBS reclassified certain debt financial assets from the category “Held-for-trading” to “Loans and receivables”, mainly due to illiquid markets for these instruments (refer to Note 1b, Note 29b and Note 9a and 9b). When a financial asset is reclassified from “held-for-trading” to “loans and receivables”, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis or amortized cost basis, as applicable.
Loans are recognized when cash is advanced to borrowers. They are initially recorded at fair value, which is the cash given to originate or purchase the loan, plus any direct transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
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

Renegotiated loans
Subject to assessment on a case by case basis, UBS may either restructure a loan or take possession of collateral. Restructuring may involve extending the payment arrange-

ments and agreeing to new loan conditions. Once the terms have been renegotiated any impairment is measured using the effective interest rate (EIR) as calculated before the modification of terms and the loan is not considered as past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to impairment assessment, calculated using the loan’s original EIR.

Commitments
Letters of credit, guarantees and similar instruments commit UBS to make payments on behalf of third parties under specific circumstances. These instruments, as well as undrawn irrevocable credit facilities, carry credit risk and are included in the exposure to credit risk table in Note 29c, with their gross maximum exposure to credit risk less provisions.

11) Allowance and provision for credit losses
An allowance or provision for credit losses (refer to Note 9b) is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A “claim” means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, a commitment to extend credit or other credit products.

Objective evidence of impairment include:
–	significant financial difficulty of the issuer or counterparty; or
–	default or delinquency in interest or principal payments; or
–	probability that the borrower will enter bankruptcy or financial re-organization.

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

Financial information
Notes to the consolidated financial statements

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
A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established allowances for credit losses or directly to Credit loss expense and reduce the principal amount of a claim. Recoveries in part or in full of amounts previously written off are credited to Credit loss expense. A restructuring of a financial asset could result in the original loan being derecognized and a new loan being recognized. The new loan is measured at fair value at initial recognition. Any allowance taken against the original loan is removed by increasing write-offs. The gross counterparty exposure, however, may remain unaffected, if the rights existing prior to the restructuring have not been legally waived.
A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments or the liquidation of collateral, insolvency proceedings have commenced against the firm, or obligations have been restructured on concessionary terms.
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
Reclassified securities: UBS periodically revises its estimated cash flows associated with the portfolio of reclassified securities backed by multiple assets. Adverse revisions in cash flows estimates related to credit events are recognized in profit or loss as credit loss expenses. Increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the effective interest rate on the loan from the date of change.

12) Securitization structures set up by UBS
UBS securitizes various financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. UBS’s involvement in securitization structures significantly declined in 2008 and remained low in 2009. UBS applies the policies set out in part 3) in determining whether the respective special purpose entity must be consolidated and those set out in part 5) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to financial asset transfers which are considered true sales to non-consolidated entities.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization are recognized in Net trading income, which is generally when the derecognition criteria are satisfied. Typically, the Group seeks to exit its risk in retained interests shortly after close of the securitization. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in part 15) apply.
UBS acts as structurer and placement agent in various MBS and other ABS securitizations. In such capacity, UBS purchases collateral on its own behalf or on behalf of customers during the period prior to securitization. UBS typically sold the collateral into designated trusts at the close of the securitization and underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained tranches, but for several of them, substantially no observable information is available.

13) Securities borrowing and lending
Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically lends or borrows securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The majority of securities lending and borrowing agreements involve shares, and the remainder typically involve bonds and notes. The transactions are conducted un-

Financial information

der standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

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

14) Repurchase and reverse repurchase transactions
Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are generally treated as collateralized financing transactions. Nearly all repurchase and reverse repurchase agreements involve debt instruments, such as bonds, notes or money market paper. The transactions are conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive it back. In a Repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agree-

ments are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or repledge them, the securities are reclassified in the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in reverse repurchase transactions triggers the recognition of a trading liability (short sale).

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

15) Derivative instruments and hedge accounting
Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to fair value. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Derivative instruments are reported on the balance sheet as Positive replacement values or Negative replacement values (except for futures, 100% daily-margined exchange traded options and London Clearing House (LCH) interest rate swaps). Where the Group enters into derivatives for trading purposes, gains and losses are recognized in Net trading income. Credit losses incurred on over-the-counter (OTC) derivatives are also reported in Net trading income.
Futures and LCH Interest rate swaps with daily margining and 100% daily margined exchange traded options are transacted and measured at fair value. They do not have a replacement value as the variation margin, expressing the cumulative market movements each day, is settled daily on a cash basis. Any unpaid variation margin represents a receivable or payable with fixed amount and settlement date and is presented on the balance sheet under Due from banks and loans or Due to banks and customers. The daily cash settlement (i.e. change in market value) is booked to Net trading income.

Hedge accounting
The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures

Financial information
Notes to the consolidated financial statements

to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.

At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. UBS regards a hedge as highly effective if the following criteria are met: a) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and b) actual results of the hedge are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. The Group discontinues hedge accounting when it determines that a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when a forecast transaction is no longer deemed highly probable.
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

Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in Equity is reclassified to the income statement.

Economic hedges which do not qualify for hedge accounting
Derivative instruments which are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i.e. realized and unrealized gains and losses are recognized in Net trading income except that, in certain cases, the forward points on short duration foreign exchange contracts are reported in Net interest income. Refer to Note 23 for more information on “economic hedges”.

Embedded derivatives
A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or

Financial information

loss if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and the embedded derivative actually meets the definition of a derivative. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 29 in the “Held for trading” category, reflecting the measurement and recognition principles applied.

Typically, UBS applies the fair value option to hybrid instruments (see part 8)), in which case bifurcation of an embedded derivative component is not required.

16) Loan commitments
Loan commitments are defined amounts (unutilized credit lines or undrawn portions of credit lines) against which customers can borrow money at defined terms and conditions.

Loan commitments that can be cancelled by UBS at any time (without giving a reason) according to their general terms and conditions are neither recognized on-balance sheet nor off-balance sheet. Upon a loan draw down by the counterparty, the amount of the loan is accounted for as “Loans and receivables” (refer to part 10).
Irrevocable loan commitments (where UBS has no right to withdraw the loan commitment once communicated to the beneficiary or that is revocable only due to automatic cancellation upon the deterioration in a borrower’s creditworthiness) are classified into the following categories:
–	Derivative loan commitments (loan commitments that can be settled net in cash or by delivering or issuing an other financial instrument) or if there is evidence that UBS is selling similar loans resulting from its loan commitments before or shortly after origination (refer to part 15).
–	Loan commitments designated at fair value through profit and loss (“Fair value option”) (refer to part 8).
–	Below market loan commitments. Below market loan commitments are recognized at fair value and subsequently measured at the higher of the initially recognized liability at fair value less cumulative amortization and a provision (refer to part 26). UBS uses them only in specific situations (e.g. restructuring, insolvency).
–	Other loan commitments. Other loan commitments are not recorded in the balance sheet. However, a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made (refer to part 26).

17) Cash and cash equivalents
For purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition including cash and non-restricted balances with central banks, treasury bills, balances included in Due from banks, as well as money market paper included in Trading portfolio assets and Financial investments available-for-sale.

18) Physical commodities
Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and recognized within the Trading portfolio. Changes in fair value less costs to sell are recorded in Net trading income.

19) Property and equipment
Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication and other machines and equipment.

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

Leasehold improvements
Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful lives.

Software
Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria and purchased software are classified within IT, software and communication.

Financial information
Notes to the consolidated financial statements

Property held for sale
Non-current property formerly own-used or leased to third parties under an operating lease and equipment the Group has decided to sell and for which sale within 12 months is highly probable are classified as non-current assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or net realizable value. Foreclosed properties and other properties classified as current assets are included in Properties held for sale and recorded in Other assets. They are carried at the lower of book value and net realizable value.

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

Estimated useful life of property and equipment
Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term,
but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

20) Goodwill and intangible assets
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

Intangible assets comprise separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. Gener-

ally, all identified intangible assets of UBS have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

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

21) Income taxes
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

Financial information

22) Debt issued

Money Market paper
Money market paper issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.

Debt without embedded derivative
Issued debt instruments without embedded derivatives are accounted for at amortized cost. However, it is the Group’s policy to apply fair value hedge accounting to its fixed-rate debt instruments when the interest rate risk is managed on a mark-to-market basis. When fair value hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issued are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost - refer to part 15) for further discussion.

Debt with embedded derivatives (related to UBS AG shares)
Debt instruments issued with embedded derivatives that are related to UBS AG shares (e.g. mandatory convertible notes) are separated into a liability and an equity component at issue date if the derivative is settled by UBS receiving or delivering a fixed number of its own shares in exchange for a fixed amount of cash or another financial asset. When a hybrid debt instrument is issued, a portion of the net proceeds is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The debt component is subsequently measured at amortized cost or at fair value through profit or loss, if the fair value option is applied. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the hybrid debt instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a cash or net share settlement alternative, then the separated derivative is accounted for as a freestanding derivative, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss (“Fair Value Option”) - refer to part 8).

Debt with embedded derivatives
(not related to UBS AG shares)
Debt instruments issued with embedded derivatives that are related to non-UBS AG equity instruments, foreign exchange, interest rate, credit instruments or indices are considered structured debt instruments. UBS has designated most of its structured debt instruments at fair value through profit or loss (“Fair Value Option”) – see part 8). If such instruments have not been designated at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. The fair value option is not applied to certain hybrid instruments which contain bifurcatable embedded derivatives with references to foreign exchange rates and precious metal prices and which are not hedged by derivative instruments. Those hybrids are still subject to bifurcation of the embedded derivative.

Bonds issued by UBS held as a result of market making activities or deliberate purchases in the market are treated as redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond is lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
Interest expense on debt instruments is included in Interest on debt issued. Refer to Note 19 for further details on debt issued.

23) Post-employment benefits
UBS sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution plans, and other post-retirement benefits such as medical and life insurance benefits.

Defined benefit plans
Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The defined benefit liability recognized in the balance sheet is the present value of the defined obligation at the balance sheet date less the fair value of the plan assets at the balance sheet date, together with adjustments for any unrecognized actuarial gains and losses and unrecognized past service cost. If the defined benefit liability is negative (i.e. a defined benefit asset) measurement of the asset is limited to the lower of the defined benefit asset and the total of any cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligation and the related current service cost and, where applicable, past service cost. These amounts are calculated annually by independent actuaries. The principal actuarial assumptions used are set out in Note 30.
UBS recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period are outside the corridor defined as the greater of:

a) 10% of the present value of the defined benefit obligation at that date (before deducting the fair value of plan assets); and

b) 10% of the fair value of any plan assets at that date.

Financial information
Notes to the consolidated financial statements

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

Defined contribution plans
A defined contribution plan is a pension plan under which UBS pays fixed contributions into a separate entity. UBS has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. UBS’s contributions are expensed when the employees have rendered services in exchange for such contributions; this is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-retirement benefits
UBS also provides post-retirement medical and life insurance benefits to retirees in the US and the UK. The expected costs of these benefits are recognized over the period of employment using the same accounting methodology used for the defined benefit plans.

24) Equity participation and other compensation plans

Equity participation plans
UBS has established several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans. UBS’s equity participation plans are mandatory, discretionary, or voluntary plans. UBS recognizes the fair value of share, option and SAR awards, determined at the date of grant, as compensation expense over the period that the employee is required to provide active services in order to earn the award.

Plans containing voluntary termination non-compete provisions (i.e. good leaver clauses) and no vesting conditions are considered vested at the grant date because no future service is required. Compensation expense is fully recognized on the grant date or is recognized in a period prior to the grant date if the bank can substantiate that the award is attributable to past service and the amount of the award can be reasonably and reliably estimated. The awards remain forfeitable until the legal vesting date if certain conditions are not met. Forfeiture events occurring after the grant date do not result in a reversal of compensation expense because the related services have been received. Forfeiture events occurring before the grant date result in the reversal of compensation expense.

Plans containing vesting conditions have either a tiered vesting structure, which vest in increments over that period or a cliff vesting structure, which vest at the end of the period. Such plans may contain provisions that shorten the required service period due to retirement eligibility. In such instances, UBS recognizes compensation expense over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee. Forfeiture of these awards during the service period results in a reversal of compensation expense.
The fair value of a share is determined as the average of the high and low UBS share price at the date of grant adjusted, where applicable, for an employee’s non-entitlement to dividends during the vesting period, any post-vesting sale and hedge restrictions, and non-vesting conditions. The fair value of an option and a SAR is determined by means of a Monte Carlo simulation which takes into account the specific terms and conditions under which the options and SARs are granted.
Equity settled awards are classified as equity instruments. The fair value of an equity-settled award is not remeasured subsequent to the grant date, unless an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.
Cash settled awards are classified as liabilities and remeasured to fair value at each balance sheet date as long as the award is outstanding. Decreases in fair value reduce compensation expense, and no compensation expense, on a cumulative basis, is recognized for awards that expire worthless or remain unexercised.

Other compensation plans
UBS has established other fixed and variable deferred cash compensation plans, the value of which is not linked to UBS’s own equity. UBS’s deferred cash compensation plans are mandatory or discretionary plans.

The grant date fair value of fixed deferred cash awards is recognized as compensation expense over the service period, which is the period the employee is obligated to work in order to become entitled to the award.
Variable deferred cash compensation is generally awarded in the form of alternative investment vehicles (AIVs). The grant date fair value for AIVs is based on the fair value of the underlying assets (i.e. money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds) on grant date and is subsequently marked-to-market at each reporting date until the award is distributed. Forfeiture of these awards results in the reversal of expense. Refer to Note 31 for further details on equity participation and other compensation plans.

Financial information

25) Amounts due under unit-linked investment contracts
UBS’s financial liabilities from unit-linked contracts are presented as Other liabilities (refer to Note 20) on the balance sheet. These contracts allow investors to invest in a pool of assets through investment units issued by a UBS subsidiary. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amount due to unit holders and is equal to the fair value of the reference asset pool.

Assets held under unit-linked investment contract are presented as trading portfolio assets.

26) Provisions
Provisions are recognized when UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are reflected under Other liabilities on the balance sheet. Refer to Note 21.

The majority of UBS’s provisions relate to operational risks, including litigation and restructuring costs. When a provision is recognized, its amount needs to be estimated as the exact amount of the obligation is generally unknown. The estimate is based on all available information and reflects the amount that has the highest probability of being paid. UBS revises existing provisions up or down as soon as it is able to quantify the amounts more accurately.

27) Equity, treasury shares and contracts on UBS shares

UBS AG shares held
UBS AG shares held by the Group are classified in Equity as Treasury shares and accounted for at cost. Treasury shares are deducted from total shareholders’ equity until they are cancelled or reissued. The difference between the proceeds from sales of Treasury shares and their weighted average cost (net of tax, if any) is reported as Share premium.

Contracts with gross physical settlement
(except physically settled written put options and
forward share purchase contracts)

Contracts that require gross physical settlement in UBS AG shares are classified in Equity as Share premium (provided a fixed amount of shares are exchanged against a fixed amount of cash) and accounted for at cost. They are added to or deducted from equity until settlement of such contracts. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) are reported as Share premium.

Transaction cost related to share issuance of equity instruments
Incremental costs directly attributable to the issue of new shares or contracts with physical settlement (classified as eq-

uity instruments) are shown in equity as “transaction cost related to share issuance” and are a deduction of equity, net of tax, from the proceeds.

Contracts with net cash settlement or net cash settlement option
Contracts on UBS AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option which includes a choice of settling net in cash are classified as trading instruments, with changes in fair value reported in the income statement as “net trading income”, except for written put options and forward share purchase contracts.

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

Trust preferred securities issued
UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are held by third parties and treated as minority interests in UBS’s consolidated financial statements. The full dividend payment obligation on these trust preferred securities issued is reclassified from Equity to a corresponding liability once a coupon payment becomes mandatory, i.e. when it is triggered by a contractually determined event. In the income statement the full dividend payment is reclassified from Net profit attributable to UBS shareholders to Net profit attributable to minor-

Financial information
Notes to the consolidated financial statements

ity interests at that time. UBS bonds held by preferred funding trusts are eliminated in consolidation.

28) Discontinued operations and non-current assets held for sale
UBS classifies individual non-current non-financial assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups, management is committed to a plan to sell such assets and is actively looking for a buyer, the assets are being actively marketed at a reasonable sales price in relation to their fair value, the sale is expected to be completed within one year, and their sale is considered highly probable. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities (see Notes 17 and 20). Netting of assets and liabilities is not permitted.

UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or c) is a subsidiary acquired exclusively with a view to resale (e.g. certain private equity investments). Net profit from discontinued operations includes the net total of operating profit and loss before tax from operations, including net gain or loss on sale before tax or measurement to fair value less costs to sell and discontinued operations tax expense. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement. Refer to Note 37 for details.

29) Leasing
UBS enters into lease contracts, predominantly of premises and equipment, as a lessor and a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance. When making such an assessment, the Group focuses on the following aspects: a) transfer of ownership of the asset to the lessee at the end of the lease term; b) existence of a bargain purchase option held by the lessee; c) whether the lease term is for the major part of the economic life of the asset; d) whether the present value of the minimum lease payments is substantially equal to the fair value of the leased asset at inception of the lease term; and e) whether the asset is of a specialized nature that only the lessee can use without major modifications being made. If one or more of the conditions are met, the lease is generally classified as a finance lease, while the non-existence of such conditions normally leads to a classification as an operating lease.

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
UBS recognizes a provision for a lease contract of office space if the unavoidable costs of a contract exceed the benefits to be received under it, which requires that a lease contract is considered onerous in its entirety. A provision for onerous lease contracts often includes significant vacant rental space.

30) Fee income
UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Performance-linked fees or fee components are recognized when the recognition criteria are fulfilled. Loan commitment fees on lending arrangements where the initial expectation is that the loan will be drawn down at some point are deferred until the loan is drawn down, and then recognized as an adjustment to the effective yield over the life of the loan.

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

31) Foreign currency translation
Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all assets and liabilities denominated in foreign currency except non-monetary items are translated using the closing exchange rate. Non-monetary items measured in terms of historical cost are translated at the exchange rate at the date of the transaction. Resulting foreign exchange differences are recognized in Net trading income, except for non-monetary financial investments available-for-sale which are recorded directly in Equity until the asset is sold or becomes impaired.

Financial information

Upon consolidation, assets and liabilities of foreign operations are translated into Swiss francs (CHF) – UBS’s presentation currency – at the closing exchange rate at the balance sheet date, and income and expense items are translated at the average rate for the period. Differences resulting from the use of different exchange rates are recognized directly in Foreign currency translation within Equity. Upon disposal of foreign operations the related foreign currency translation impact previously deferred in equity is reclassified to Other income.

32) Earnings per share (EPS)
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

33) Segment reporting
In 2009, UBS’s businesses, i.e. wealth management and Swiss banking business, asset management and investment banking were organized on a worldwide basis into four business divisions and the Corporate Center, taken into consideration the economic characteristics of the businesses. The four business divisions, also known as the operating segments or reportable segments, were Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and Investment Bank. In the internal management report to the Group Executive Board (GEB) or the chief operating decision maker, the financial information about the four reportable segments and Corporate Center was separately presented. This internal management view was the basis for the external segment reporting. Corporate Center predominantly includes certain costs relating to Group functions and elimination items and it is not considered an operating segment under IFRS 8. The costs of shared service functions like risk management and control, finance, legal and compliance, marketing and communications, human resources, information technology infrastructure and service centres are charged out to the business divisions based on internal accounting policies.

UBS’s internal accounting policies determine the revenues and expenses directly attributable to each business division. Internal charges and transfer pricing adjustments are reflected in the business division performances.
Revenue-sharing agreements are used to allocate external customer revenues to business divisions on a reasonable basis. Due to the present arrangement of revenue-sharing agreements, the total intersegment revenues for UBS are immaterial.
The costs of shared services and control functions managed by Corporate Center are allocated to the direct cost lines of personnel expenses, general and administrative expenses and depreciation in the respective business division income statements, based on internally determined allocation keys.
Net interest income is allocated to the business divisions based on their balance sheet positions. Assets and liabilities of the business divisions are funded through and invested with the central treasury department, with the net margin reflected in the results of each business division. To complete the allocation, Corporate Center transfers interest income earned from managing UBS’s consolidated equity back to the reportable segments based on the average attributed equity.
Commissions are credited to the business division based on the corresponding customer relationship. Revenue-sharing agreements are used for the allocation of customer revenues where several business divisions are involved in the value-creation chain.
In line with the internal management reporting, segment assets are reported without intercompany balances or on a third-party view basis. Refer to Note 2a “Segment reporting”. For the purpose of segment reporting under IFRS 8, the non-current assets consist of investment in associates and joint ventures, goodwill, other intangible assets as well as plant, property and equipment.

34) Netting
UBS nets assets and liabilities in its balance sheet if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include positive and negative replacement values of OTC interest rate swaps transacted with London Clearing House. The positions are netted by currency and across maturities. Furthermore, amounts included in Loans and Due to customers related to UBS’s Prime Brokerage Business have been netted, where possible.

Financial information
Notes to the consolidated financial statements

b) Changes in accounting policies, comparability and other adjustments

Restatements made to the financial statements 2008

UBS has restated its 2008 financial statements to correct identified accounting errors related to the 2008 financial statements. These errors were not material to the annual or quarterly 2008 financial statements, but related corrections would have been material to first quarter 2009 financial statements. On 21 May 2009, UBS re-filed its US Form 20-F for the year 2008, which included the restated 2008 financial statements. The restatement comprises three items in excess of CHF 100 million as follows:

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
The partial disposals of an investment in a consolidated investment fund in 2008 gave rise to the realization of the related foreign currency translation loss deferred in shareholders’ equity. This adjustment reduced other income for the year 2008 by CHF 192 million but did not have a net impact on UBS’s equity. In addition to the abovementioned items, a number of misstatements individually below CHF 65 million were adjusted. The aggregate net effect of these items on net profit attributable to UBS shareholders was an increase of net profit attributable to shareholders of CHF 79 million.
The total net impact of all restated items on the 2008 results was a reduction of net profit and net profit attributable to UBS shareholders of CHF 405 million, a reduction of equity and equity attributable to UBS shareholders of CHF 269 million, and a reduction of basic and diluted earnings per share by CHF 0.15 and CHF 0.14 respectively. There was no effect on income tax expense.

Effective 2009

IAS 1 (revised) Presentation of Financial Statements
Effective 1 January 2009, the revised International Accounting Standard (IAS) 1 affected the presentation of owner changes in equity and of comprehensive income. UBS continued to present owner changes in equity in the “statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, were presented in the “Statement of comprehensive income”.

When implementing these amendments effective 1 January 2009, UBS also adjusted the format of its “statement of changes in equity” and replaced the “statement of recognized income and expense” in the financial statements of previous years with a “statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “equity attributable to minority interests”, as they are equity instruments held by third parties. As these securities make up the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.
UBS also re-assessed its accounting treatment of dividends from trust preferred securities. In line with the classification of trust preferred securities as equity instruments, UBS recognizes liabilities for the full dividend payment obligation once a coupon payment becomes mandatory, i.e., when it is triggered by a contractually determined event. In the income statement, the same amount is reclassified from net profit attributable to UBS shareholders to net profit attributable to minority interests.

IAS 1 (revised) Presentation of Financial Statements, and
IAS 32 (revised) Financial Instruments: Presentation
The IASB issued a further amendment to IAS 1 and an amendment to IAS 32 regarding puttable financial instruments and obligations arising on liquidation. The IAS 32 amendment clarifies under which circumstances puttable financial instruments and obligations arising on liquidation have to be treated as equity instruments.

The amendment is limited in scope and is restricted to the accounting for such instruments under IAS 1, IAS 32, IAS 39 and IFRS 7. The amendment to IAS 1 requires additional information about puttable financial instruments and obligations arising on liquidations which have to be treated as equity instruments. UBS adopted the amendments on 1 January 2009. The adoption of the amendments did not have a significant impact on UBS’s Financial Statements.

IFRS 8 Operating Segments
Effective as of 1 January 2009, UBS adopted IFRS 8 Operating Segments which replaced IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting is now based on the internal management reporting to the Group Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments.

In accordance with the new UBS structure announced in February 2009, UBS disclosed four reportable segments. These segments are the business divisions – Wealth Management & Swiss Bank, Wealth Management Americas, Global

Financial information

Asset Management and Investment Bank. While the Corporate Center does not meet the requirements of an operating segment, it is also shown separately. Segment information from prior periods in Note 2a has been restated to conform to the requirements of this new standard. In addition, goodwill and intangible assets presented in Note 16 have also been reallocated in order to reflect the revised segment reporting structure.

As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments are presented on a net basis. Based on the present arrangement of revenue-sharing agreements, the total intersegment revenues for UBS are immaterial. Apart from that, the segment assets are disclosed without the intercompany balances and this basis is in line with the internal management reporting. For more details on the basis on which the segment information is prepared and reconciled to the amounts presented in UBS’s income statement and balance sheet, refer to Note 2a.

IFRS 7 (revised) Financial Instruments: Disclosures
This standard was revised in March 2009 when the International Accounting Standards Board (IASB) published the amendment “Improving Disclosures about Financial Instruments”. Effective 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.

The enhanced fair value measurement disclosure requirements include: a fair value hierarchy (i.e. categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information.
The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amend the rules for providing maturity information for derivative financial liabilities.

Reassessment of Embedded Derivatives
The International Financial Reporting Interpretations Committee (IFRIC) issued in March 2009 the supplement Embedded Derivatives: Amendments to IFRIC 9 and IAS 39. This guidance amends IFRIC 9 Reassessment of Embedded Derivatives, and IAS 39 Financial Instruments: Recognition and Measurement. The amendments clarify that on reclassification of a financial asset out of the “Held for trading” category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements. The application of this guidance did not materially impact UBS’s financial statements.

IFRIC 15 Agreements for the Construction of Real Estate
IFRIC 15 was issued on 3 July 2008 and is effective for annual periods beginning on or after 1 January 2009. IFRIC 15 provides guidance on the accounting for agreements for the construction of real estate where entities enter into agreements with buyers before construction has been completed and the timing of revenue recognition. The application of this guidance did not materially impact UBS’s financial statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation
IFRIC 16 was issued on 1 October 2008 and became effective on 1 January 2009. IFRIC 16 provides guidance in identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation; where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting, and how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The impact of this interpretation on UBS’s financial statements was immaterial.

IAS 24 Related Party Disclosures
In November 2009, the IASB amended IAS 24 Related Party Disclosures with latest possible effective date 1 January 2011. UBS has early adopted the revised requirements in its annual financial statements 2009. The revised standard amends the definition of related parties, in particular the relationship between UBS and associated companies of UBS’s key management personnel or their close family members. Transactions between UBS and associated companies of UBS key management personnel over which UBS key management personnel does not have control or joint control are no longer considered related party transactions. Due to the application of the revised guidance, related party transactions disclosed in Note 32e of the annual financial statements 2008 have been significantly reduced. Balances and movements of loans to related parties have been reduced by CHF 668 million at 31 December 2008 and CHF 530 million at 31 December 2007; and fees received for services provided by UBS have been reduced by CHF 11 million in 2008 and CHF 10 million in 2007.

Allocation of Shared Services Costs in Segment Disclosures
From 2009 onwards, ITI and Group Off-shoring costs managed by the Corporate Center are allocated to the direct cost lines personnel expenses, general and administrative expenses, and depreciation, in the respective business division income statements, based on appropriate internally determined allocation keys. In the Corporate Center income statement, costs allocated to the business divisions are deducted from the respective cost lines. In previous reports, these costs were presented as an expense on the line “Services (to)/from other business divisions” within each

Financial information
Notes to the consolidated financial statements

Impact on income statement lines

For the comparative 12-month period in 2008, the following allocations were made:

	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
CHF million	Swiss Bank	Americas	Management	Bank	Center

Personnel expenses	228	85	20	300	(633)

General and administrative expenses	328	121	28	431	(909)

Depreciation of property and equipment	163	60	15	216	(455)

Services (to)/from other business divisions	(719)	(267)	(62)	(949)	1,997

business division and an offsetting corresponding amount on that line in the Corporate Center. The new presentation format provides greater transparency by allocating shared service costs to direct cost lines in divisional income statements. Comparative periods have been adjusted.

Group results and business division performance before tax in previous periods were not impacted by this policy change.

Unit-linked Investment Contracts
In fourth quarter 2009, UBS decided to present Wealth Management & Swiss Banking’s obligations under unit-linked investment contracts under Other liabilities in order to align the treatment with similar contracts issued by Global Asset Management. In the past, the respective obligations of Wealth Management & Swiss Banking have been reported under Due to customers. UBS has retrospectively applied this change in presentation. The change in presentation resulted in the following effects on the balance sheet for 1 January 2008 and 31 December 2008: a decrease of Due to customers and a corresponding increase in amounts due under Other liabilities on the balance sheet (unit-linked investment contracts) of CHF 11,787 million and CHF 9,033 million, respectively. The change in presentation did not impact UBS’s total liabilities, income statements or earnings per share for these periods.

Effective in 2008 and earlier

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

Reclassifications of Financial Assets
The International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13 October 2008, under which eligible financial assets, subject to certain conditions being met, may be reclassified out of the “Held for trading” category if the firm had the intent and ability to hold them for the foreseeable future or until maturity.

Financial information

     Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment with effect from 1 October 2008 following an assessment of the implications on its financial statements. Refer to Note 29b for further details on reclassification of financial assets.

Changes to segment reporting
UBS has continuously reduced its private equity business in Industrial Holdings over the last three years. The business no longer includes consolidated industrial private equity investments. Starting first quarter 2008, UBS presented the remaining activities from this business, mainly financial investments available-for-sale, under Corporate Center.

c) International Financial Reporting Standards and Interpretations to be adopted in 2010 and later

Effective in 2010

Improvements to IFRS 2009
The International Accounting Standards Board issued amendments to twelve IFRS standards as part of its annual improvements project in April 2009. The adoption of the amendments could result in accounting changes for presentation, recognition or measurement purposes. The improvements to IFRS 2009 will be adopted by UBS as of 1 January 2010. UBS does not expect these amendments to have a significant impact on UBS’s financial statements.

Amendments to IAS 39 Financial Instruments: Recognition
and Measurement – Eligible Hedged Items
The amendment to IAS 39 was issued in July 2008. The amendments provide additional guidance on the designation of a hedged item. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations: a) a one-sided risk in a hedged item and b) inflation in a financial hedged item. The amendments to IAS 39 will be adopted by UBS as of 1 January 2010. UBS does not expect the amendments to have a significant impact on UBS’s financial statements.

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
The revised IFRS 3 and IAS 27 are effective for annual periods beginning on 1 January 2010 and have to be applied prospectively from the date of adoption. Business combinations consummated prior to that date will not be impacted.
The amendments to IAS 27 (including the consequential amendments to IAS 21) require the effects (including foreign exchange translation) of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standards also specify the accounting when control is lost: any remaining interest in the entity is remeasured to fair value, and a gain or loss (including foreign exchange translation) is recognized in profit or loss. The amendments to IAS 21 further clarify that no deferred foreign currency translation gains and losses are to be released upon a partial repayment of share capital of a subsidiary without a loss of control. The IAS 21 amendments are effective on 1 January 2010 and have to be applied prospectively from the date of adoption.

Effective in 2011 and later, if not adopted early

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial instruments, which includes revised guidance on the classification and measurement of financial assets. The publication of IFRS 9 represents the completion of the first part of a multi-stage project to replace IAS 39 Financial instruments: recognition and measurement. Under the revised guidance, a financial asset is to be accounted for at amortized cost only if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Non-traded equity instruments may be accounted for at fair value through equity, but the subsequent release of amounts booked directly to equity into the income state-

Financial information
Notes to the consolidated financial statements

ment is no longer permitted. All other financial assets are measured at fair value through profit or loss. UBS is currently assessing the impact of the new standard on its financial statements. It is likely that a number of financial assets currently accounted for at amortized cost will be accounted for at fair value through profit or loss under the new standard because a) their contractual cash flows do not comprise solely payments of principal and interest on the principal, and/or b) UBS does not hold the assets with the intention to collect contractual cash flows they generate. Certain debt securities currently classified as available-for-sale may satisfy the criteria for “amortized cost” accounting; debt securities available-for-sale failing these criteria will be accounted for at fair value. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. UBS did not adopt IFRS 9 for the year ended 31 December 2009.

IFRIC 14 Prepayments of a Minimum Funding Requirement
In November 2009, the IASB issued the amended IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, which itself is an interpretation of IAS 19 Employee Benefits. The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits an entity to treat the benefit of such an early payment as an asset. The amendment is effective on 1 January 2011. Early application is permitted. UBS does not expect to have an impact from this interpretation on its financial statements.

Financial information

Note 2a Segment reporting

In 2009, UBS’s businesses were reorganized on a worldwide basis into four business divisions and the Corporate Center. The business divisions Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank constitute one segment each. In total, UBS reports four business segments and the Corporate Center in 2009. The Corporate Center includes all corporate functions, elimination items as well as the remaining industrial holdings activities and is not considered a business segment.

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. UBS provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. UBS has a leading position across all client segments in Switzerland.

Wealth Management Americas
Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.

Global Asset Management
Global Asset Management is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities that can also be combined in multi-asset strategies.

Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services and access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.

Corporate Center
The Corporate Center seeks to ensure that the business divisions operate as a coherent and effective whole by providing and managing support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of foreign currencies, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres.

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

	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
CHF million	Swiss Bank	Americas	Management	Bank	Center	UBS

For the year ended 31 December 2009

Net interest income[1]	4,533	800	2	2,339	(1,229)	6,446

Non-interest income	6,989	4,746	2,134	2,494	1,623	17,987

Income[2]	11,523	5,546	2,137	4,833	394	24,433

Credit loss (expense)/recovery	(133)	3	0	(1,698)	(5)	(1,832)

Total operating income	11,390	5,550	2,137	3,135	389	22,601

Personnel expenses	5,197	4,231	996	5,568	551	16,543

General and administrative expenses	2,017	1,017	387	2,628	199	6,248

Services to/from other business divisions	(90)	4	(74)	(147)	306	0

Depreciation of property and equipment	289	170	36	360	193	1,048

Impairment of goodwill[3]	0	34	340	749	0	1,123

Amortization of intangible assets[3]	67	62	13	59	0	200

Total operating expenses	7,480	5,518	1,698	9,216	1,250	25,162

Performance from continuing operations before tax	3,910	32	438	(6,081)	(860)	(2,561)

Performance from discontinued operations before tax	0	0	0	0	(7)	(7)

Performance before tax[4]	3,910	32	438	(6,081)	(867)	(2,569)

Tax expense on continuing operations						(443)

Tax expense on discontinued operations						0

Net profit						(2,125)

Additional information[5]

Total assets	248,140	53,197	20,238	991,964	26,999	1,340,538

Additions to non-current assets	43	59	11	81	745	939

1 Net interest income is disclosed to comply with the IFRS requirements. Refer to “Note 3 Net interest and trading income” for the information which corresponds to the view of management.   2 Impairments of financial investments available-for-sale for the year ended 31 December 2009 were as follows: Wealth Management & Swiss Bank CHF 158 million; Global Asset Management CHF 20 million; Investment Bank CHF 142 million; Corporate Center CHF 29 million. The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  3 Refer to “Note 16 Goodwill and intangible assets” of this report for further information regarding goodwill and other intangible assets by business division.  4 Refer to “Note 38 Reorganizations and disposals” for further information on the impact on performance before tax of the disposal of UBS Pactual and restructuring charges, and to “Note 27 Fair value of financial instruments” for further information on the allocation on own credit charges.  5 The segment assets are based on a third-party view and this is in line with the reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 2a Segment reporting (continued)

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a business division on a reasonable basis. Transactions between business divisions are conducted at internally agreed transfer prices or at arm’s length.

	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
CHF million	Swiss Bank	Americas	Management	Bank	Center	UBS

For the year ended 31 December 2008

Net interest income	5,424	938	(2)	2,007	(2,375)	5,992

Non-interest income	9,989	5,340	2,906	(23,808)	3,373	(2,200)

Income[1]	15,413	6,278	2,905	(21,800)	998	3,792

Credit loss (expense)/recovery	(392)	(29)	0	(2,575)	0	(2,996)

Total operating income	15,021	6,249	2,904	(24,375)	998	796

Personnel expenses	5,430	4,271	946	5,182	433	16,262

General and administrative expenses	3,295	2,558	462	3,830	353	10,498

Services to/from other business divisions	(73)	16	88	41	(73)	0

Depreciation of property and equipment	323	162	44	447	265	1,241

Impairment of goodwill[2]	0	0	0	341	0	341

Amortization of intangible assets[2]	33	65	33	83	0	213

Total operating expenses	9,008	7,072	1,572	9,925	979	28,555

Performance from continuing operations before tax	6,013	(823)	1,333	(34,300)	19	(27,758)

Performance from discontinued operations before tax	0	0	0	0	198	198

Performance before tax	6,013	(823)	1,333	(34,300)	217	(27,560)

Tax expense on continuing operations						(6,837)

Tax expense on discontinued operations						1

Net profit						(20,724)

Additional information[3]

Total assets	251,487	39,039	24,640	1,680,257	19,392	2,014,815

Additions to non-current assets	275	135	430	809	961	2,609

1 Impairments of financial investments available-for-sale for the year ended 31 December 2008 were as follows: Wealth Management & Swiss Bank CHF 19 million; Wealth Management Americas CHF 1 million; Global Asset Management CHF 22 million; Investment Bank CHF 121 million; Corporate Center CHF 40 million.  2 Refer to “Note 16 Goodwill and intangible assets” of this report for further information regarding goodwill and other intangible assets by business division.  3 The segment assets are based on a third-party view and this is in line with the reporting to the management, i.e. the amounts do not include inter-company balances.

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

	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
CHF million	Swiss Bank	Americas	Management	Bank	Center[1]	UBS

For the year ended 31 December 2007

Net interest income	5,600	824	(76)	209	(1,220)	5,337

Non-interest income	12,089	6,329	4,170	(747)	4,782	26,622

Income[2]	17,689	7,153	4,094	(538)	3,562	31,959

Credit loss (expense)/recovery	30	(2)	0	(266)	(0)	(238)

Total operating income	17,718	7,151	4,094	(804)	3,562	31,721

Personnel expenses	6,356	5,060	1,883	11,633	583	25,515

General and administrative expenses	2,514	1,209	593	3,800	312	8,429

Services to/from other business divisions	(43)	28	73	(171)	114	0

Depreciation of property and equipment	334	163	72	431[3]	243	1,243

Amortization of intangible assets[4]	15	70	19	172	0	276

Total operating expenses	9,176	6,530	2,640	15,865	1,252	35,463

Performance from continuing operations before tax	8,543	621	1,454	(16,669)	2,310	(3,742)

Performance from discontinued operations before tax	0	0	0	0	145	145

Performance before tax	8,543	621	1,454	(16,669)	2,455	(3,597)

Tax expense on continuing operations						1,369

Tax expense on discontinued operations						(258)

Net profit						(4,708)

Additional information[5]

Total assets	256,738	34,730	43,500	1,922,815	17,109	2,274,891

Additions to non-current assets	223	416	553	1,111	1,927	4,230

1 Includes data from Industrial Holdings which was considered a reportable segment in 2007. Results of Industrial Holdings: Total operating income CHF 689 million, total operating expenses CHF 163 million, performance from continuing operations before tax CHF 526 million, profit from discontinued operations before tax CHF 138 million.  2 Impairments of financial investments available-for-sale for the year ended 31 December 2007 were as follows: Wealth Management & Swiss Bank CHF 11 million; Global Asset Management CHF 39 million; Investment Bank CHF 22 million; Corporate Center CHF 2 million.  3 Includes CHF 34 million for impairments of leasehold improvements and other machines and equipment.  4 Refer to “Note 16 Goodwill and intangible assets” of this report for further information regarding goodwill and other intangible assets by business division.  5 The segment assets are based on a third-party view and this is in line with the reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 2b Segment reporting by geographic location

The geographic analysis of operating income and non-current assets is based on the location of the entity in which the transactions and assets are recorded. The divisions of the Group are managed on an autonomous basis worldwide with a focus on cross-divisional collaboration and the interest of UBS’s clients to yield the maximum possible profitability by product line for the Group. The geographical analysis of operating income and non-current assets is provided in order to comply with IFRS.

For the year ended 31 December 2009
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %

Switzerland	11,939	53	5,137	28

United Kingdom	(3,999)	(18)	743	4

Rest of Europe	1,264	6	1,266	7

United States	9,333	41	9,928	55

Asia Pacific	3,770	17	451	3

Rest of the world	294	1	565	3

Total	22,601	100	18,090	100

For the year ended 31 December 2008
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %

Switzerland	11,564	1,453	5,207	25

United Kingdom	(9,219)	(1,158)	805	4

Rest of Europe	6,132	770	1,337	7

United States	(10,519)	(1,321)	10,505	51

Asia Pacific	3,122	392	495	2

Rest of the world	(284)	(36)	2,184	11

Total	796	100	20,533	100

For the year ended 31 December 2007
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %

Switzerland	18,787	59	5,355	22

United Kingdom	(1,671)	(5)	2,336	10

Rest of Europe	2,541	8	1,006	4

United States	880	3	11,686	49

Asia Pacific	6,393	20	388	2

Rest of the world	4,791	15	2,980	13

Total	31,721	100	23,751	100

Financial information
Notes to the consolidated financial statements

Income statement notes

Note 3 Net interest and trading income

Accounting standards require separate disclosure of “Net interest income” and “Net trading income” (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS considers it to be more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below (“Breakdown by busi-

nesses”) provides information that corresponds to this view: “Net income from trading businesses” includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; “Net income from interest margin businesses” comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; “Net income from treasury activities and other” reflects all income from the Group’s centralized treasury function.

	For the year ended			% change from
CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Net interest and trading income

Net interest income	6,446	5,992	5,337	8

Net trading income	(324)	(25,820)	(8,353)	99

Total net interest and trading income	6,122	(19,828)	(3,016)

Breakdown by businesses

Net income from trading businesses[1]	382	(27,203)	(10,658)

Net income from interest margin businesses	5,053	6,160	6,230	(18)

Net income from treasury activities and other	687	1,214	1,412	(43)

Total net interest and trading income	6,122	(19,828)	(3,016)

Net interest income[2]

Interest income

Interest earned on loans and advances[3]	13,202	20,213	21,263	(35)

Interest earned on securities borrowed and reverse repurchase agreements	2,629	22,521	48,274	(88)

Interest and dividend income from trading portfolio	7,150	22,397	39,101	(68)

Interest income on financial assets designated at fair value	316	404	298	(22)

Interest and dividend income from financial investments available-for-sale	164	145	176	13

Total	23,461	65,679	109,112	(64)

Interest expense

Interest on amounts due to banks and customers	3,873	18,150	29,318	(79)

Interest on securities lent and repurchase agreements	2,179	16,123	40,581	(86)

Interest and dividend expense from trading portfolio	3,878	9,162	15,812	(58)

Interest on financial liabilities designated at fair value	2,855	7,298	7,659	(61)

Interest on debt issued	4,231	8,954	10,405	(53)

Total	17,016	59,687	103,775	(71)

Net interest income	6,446	5,992	5,337	8

1 Includes lending activities of the Investment Bank.  2 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits. 3 Includes interest income on impaired loans and advances of CHF 95 million for 2009, CHF 99 million for 2008 and CHF 110 million for 2007.

Financial information

Note 3 Net interest and trading income (continued)

Net trading income[1]
	For the year ended			% change from
CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Investment Bank equities	2,462	4,694	9,048	(48)

Investment Bank fixed income, currencies and commodities	(5,455)	(35,040)	(21,424)	84

Other business divisions	2,668	4,525	4,023	(41)

Net trading income	(324)	(25,820)	(8,353)	99

of which: net gains/(losses) from financial assets designated at fair value	678	(974)	(30)

of which: net gains/(losses) from financial liabilities designated at fair value[2]	(6,741)	44,284	(3,779)

1 Refer to the table Net interest and trading income on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).  2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. Refer to Note 27 for further information.

Significant impacts on net trading income

Net trading income in 2009 includes a loss of CHF 0.8 billion from credit valuation adjustments for monoline credit protection (CHF 8.2 billion loss in 2008); refer to the “Risk management and control” section of this report for more information on exposure to monolines. Additional losses of CHF 23.7 billion related to positions previously considered risk concentrations were included in 2008.

The SNB transaction resulted in gains of CHF 0.1 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity and losses of CHF 0.2 billion due to price adjustments for positions transferred to the fund (losses of CHF 5.2 billion in 2008).

A gain of CHF 0.3 billion (CHF 4.6 billion gain in 2008) was recorded on the valuation of the embedded derivative of the MCNs issued in 2008.

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Equity underwriting fees	1,590	1,138	2,564	40

Debt underwriting fees	796	818	1,178	(3)

Total underwriting fees	2,386	1,957	3,742	22

M&A and corporate finance fees	881	1,662	2,768	(47)

Brokerage fees[1]	6,217	8,209	10,211	(24)

Investment fund fees	4,000	5,583	7,422	(28)

Portfolio management and advisory fees[2]	5,863	7,667	9,454	(24)

Insurance-related and other fees	264	317	423	(17)

Total securities trading and investment activity fees	19,611	25,394	34,020	(23)

Credit-related fees and commissions	339	273	279	24

Commission income from other services	878	1,010	1,017	(13)

Total fee and commission income	20,827	26,677	35,316	(22)

Brokerage fees paid[1]	1,748	1,763	2,540	(1)

Other	1,368	1,984	2,142	(31)

Total fee and commission expense	3,116	3,748	4,682	(17)

Net fee and commission income	17,712	22,929	30,634	(23)

of which: net brokerage fees	4,469	6,445	7,671	(31)

1 In 2009, UBS restated the amounts presented in previous periods on the lines Brokerage fees and Brokerage fees paid. Amounts previously disclosed for both lines have been decreased by CHF 146 million for the year ended 31 December 2008 and by CHF 70 million for the year ended 31 December 2007. Net fee and commission income is not affected.  2 Includes fiduciary and custodian fees, which were presented as separate lines in previous reports.

Financial information
Notes to the consolidated financial statements

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	96	(184)	(70)

Net gains from disposals of investments in associates	(1)	199	28

Share of net profits of associates	37	(6)	145

Total	133	9	103

Financial investments available-for-sale

Net gains from disposals	110	615 [2]	3,338 [3]	(82)

Impairment charges	(349)[4]	(202)	(71)	(73)

Total	(239)	413	3,267

Net income from investments in property[5]	72	88	108	(18)

Net gains from investment properties[6]	(39)	0	31

Other income from Industrial Holdings	0	0	689

Other	672 [7]	183	143	267

Total other income	599	692	4,341	(13)

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries. 2009 includes a loss of CHF 498 million on sale of UBS Pactual.  2 Includes a gain of approximately CHF 360 million for the disposal of UBS’s equity stake in Bank of China.  3 Includes a pre-tax gain of CHF 1,950 million from UBS’s sale of its 20.7% stake in Julius Baer.  4 Includes impairments for a global real estate fund of CHF 155 million, Asian debt instruments of CHF 86 million and private equity investments of CHF 55 million.  5 Includes net rent received from third parties and net operating expenses.  6 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.  7 Includes a gain of CHF 304 million from the public tender offer for four subordinated bonds of UBS.

Note 6 Personnel expenses

	For the year ended			% change from
CHF million	31.12.09	31.12.08	31.12.07	31.12.08

Salaries and variable compensation	12,801	12,207	20,715	5

Contractors	275	423	630	(35)

Insurance and social security contributions	851	706	1,290	21

Contribution to retirement plans	941	926	922	2

Other personnel expenses	1,675	2,000	1,958	(16)

Total personnel expenses	16,543	16,262	25,515	2

of which: share-based personnel expense	913	(94)	3,173

Note 7 General and administrative expenses

	For the year ended				% change from
CHF million	31.12.09	31.12.08		31.12.07	31.12.08

Occupancy	1,420	1,516		1,569	(6)

Rent and maintenance of IT and other equipment	623	669		701	(7)

Telecommunications and postage	697	888		948	(22)

Administration	695	926		991	(25)

Marketing and public relations	225	408		585	(45)

Travel and entertainment	412	728		1,029	(43)

Professional fees	830	1,085		1,106	(24)

Outsourcing of IT and other services	836	1,029		1,233	(19)

Other	512	3,249	[1]	267	(84)

Total general and administrative expenses	6,248	10,498		8,429	(40)

1 Includes an amount of CHF 1,464 million for the expected costs associated with the repurchase of auction rate securities from clients and CHF 917 million in connection with UBS’s US cross-border case.

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.09	31.12.08	31.12.07	31.12.08

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)	87

from continuing operations	(2,719)	(21,442)	(5,650)	87

from discontinued operations	(17)	150	403

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)	87

Less: (profit)/loss on equity derivative contracts	(5)	(28)	(16)	82

Net profit attributable to UBS shareholders for diluted EPS	(2,741)	(21,320)	(5,263)	87

from continuing operations	(2,724)	(21,470)	(5,666)	87

from discontinued operations	(17)	150	403

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,661,086,266	2,792,023,098	2,182,836,078	31

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	754,948	1,151,556	1,467,326 [2]	(34)

Weighted average shares outstanding for diluted EPS	3,661,841,214	2,793,174,654	2,184,303,404	31

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	20,166,373	27,909,964	53,668,047	(28)

Earnings per share (CHF)

Basic	(0.75)	(7.63)	(2.40)	90

from continuing operations	(0.74)	(7.68)	(2.59)	90

from discontinued operations	0.00	0.05	0.18	(100)

Diluted	(0.75)	(7.63)	(2.41)	90

from continuing operations	(0.74)	(7.69)	(2.59)	90

from discontinued operations	0.00	0.05	0.18	(100)

Shares outstanding

Ordinary shares issued	3,558,112,753	2,932,580,549	2,073,547,344	21

Treasury shares	37,553,872	61,903,121	158,105,524	(39)

Shares outstanding	3,520,558,881	2,870,677,428	1,915,441,820	23

Retrospective adjustments for stock dividend[3]			95,772,091

Retrospective adjustments for rights issue[2]			141,850,917

Retrospective adjustment for capital increase[4]		23,252,487	17,439,825

Mandatory convertible notes and exchangeable shares[5]	273,264,461	605,547,748	518,711	(55)

Shares outstanding for EPS	3,793,823,342	3,499,477,663	2,171,023,364	8

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 288,915,585; 283,263,330 and 119,309,645 for the years ended 31 December 2009, 31 December 2008 and 31 December 2007 respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for the years ended 31 December 2009 and 31 December 2008 but could potentially dilute earnings per share in the future.  2 Shares outstanding and potentially dilutive ordinary shares are increased by 7.053% due to the rights issue carried out in 2008.   3 Shares outstanding are increased by 5% to reflect the 1:20 ratio of the stock dividend distributed in 2008 for the financial year 2007.  4 Shares outstanding increased by 0.81% due to the capital increase in 2009.  5 31 December 2009 and 31 December 2008 include 272,651,005 shares for the mandatory convertible notes issued to two investors in March 2008. 31 December 2008 includes 332,225,913 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008. Remaining amounts related to exchangeable shares. All adjusted for the dilution effect of the stock dividend, the rights issue and the capital increase where applicable.

Financial information
Notes to the consolidated financial statements

Balance sheet notes: assets

Note 9a Due from banks and loans (held at amortized cost)
CHF million	31.12.09	31.12.08

By type of exposure

Banks, gross	46,606	64,473

Allowance for credit losses	(32)	(22)

Net due from banks	46,574	64,451

Loans, gross

Residential mortgages	121,031	121,811

Commercial mortgages	19,970	21,270

Other loans[1]	141,237	173,812

Securities[2]	27,237	26,320

Subtotal	309,475	343,213

Allowance for credit losses	(2,648)	(2,905)

of which: related to securities	(179)	(126)

Net loans	306,828	340,308

Net due from banks and loans (held at amortized cost)	353,402	404,759

By geographical region (based on the location of the borrower)

Switzerland	163,397	166,798

United Kingdom	24,038	30,540

Rest of Europe	35,482	47,724

United States	85,411	105,907

Asia Pacific	19,531	23,279

Rest of the world	32,231	38,590

Subtotal	360,090	412,838

Allowance for credit losses	(2,680)	(2,927)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[3]	357,410	409,911

By type of collateral

Secured by real estate	142,617	145,491

Collateralized by securities	56,783	56,312

Guarantees and other collateral	75,589	113,032

Unsecured	85,101	98,003

Subtotal	360,090	412,838

Allowance for credit losses	(2,680)	(2,927)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[3]	357,410	409,911

1 Includes current accounts, loans and cash collateral for derivatives.   2 On 31 December 2009, includes reclassified US student loan auction rate securities (ARS) of CHF 7.8 billion (CHF 8.4 billion on 31 December 2008), other reclassified securities of CHF 11.5 billion (CHF 13.4 billion on 31 December 2008) and CHF 8.0 billion ARS acquired from clients (CHF 4.5 billion on 31 December 2008).   3 Includes loans designated at fair value of CHF 4.0 billion on 31 December 2009 and CHF 5.2 billion on 31 December 2008. For further details refer to “Note 12 Financial assets designated at fair value”.

Financial information

Note 9b Allowances and provisions for credit losses

	Specific	Collective loan
	allowances and	loss allowances
CHF million	provisions	and provisions	Total 31.12.09	Total 31.12.08

Balance at the beginning of the year	3,047	23	3,070	1,164

Write-offs	(2,046)	0	(2,046)	(868)

Recoveries	52	0	52	44

Increase/(decrease) in credit loss allowances and provisions recognized in the income statement	1,806	26	1,832	2,996

Disposals	(51)	0	(51)	(223)

Foreign currency translation and other adjustments	(37)	0	(37)	(43)

Balance at the end of the year	2,771 [1]	49	2,820	3,070

	Specific	Collective loan
	allowances and	loss allowances
CHF million	provisions	and provisions	Total 31.12.09	Total 31.12.08

As a reduction of due from banks	32	0	32	22

As a reduction of loans[1]	2,598	49	2,648	2,905

As a reduction of securities borrowed	51	0	51	112

Subtotal	2,681	49	2,730	3,039

Included in other liabilities related to provisions for contingent claims	90	0	90	31

Total allowances and provisions for credit losses	2,771	49	2,820	3,070

1 CHF 1,192 million are related to reclassified assets on 31 December 2009 and CHF 1,331 million on 31 December 2008.

Note 10 Cash collateral on securities borrowed and lent, repurchase and reverse repurchase agreements

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

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.09	31.12.09	31.12.08	31.12.08

By counterparty

Banks	17,143	71,051	17,523	110,254

Customers	46,364	45,638	105,374	114,393

Total	63,507	116,689	122,897	224,648

Balance sheet liabilities

	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.09	31.12.09	31.12.08	31.12.08

By counterparty

Banks	7,268	26,167	12,181	36,088

Customers	727	38,008	1,881	66,473

Total	7,995	64,175	14,063	102,561

Financial information
Notes to the consolidated financial statements

Note 11 Trading portfolio

The Group trades in debt instruments (including money market papers and tradeable loans), equity instruments, precious metals, other commodities and derivatives to meet the financial needs of its clients and to generate revenue. Non-derivative traded instruments are included in the table below. For derivative instruments, refer to “Note 23 Derivative instruments and hedge accounting”. The table below represents an IFRS accounting view. It does not reflect hedges and other risk mitigating factors, and the amounts therefore may not be reflective for risk exposures.

	31.12.09				31.12.08
CHF million	Level 1	Level 2	Level 3	Total

Trading portfolio assets

Debt instruments

Government and government agencies	59,731	21,656	742	82,129	115,696

of which: Switzerland				155	121

of which: United States				22,498	31,366

of which: Japan				25,795	46,049

Banks	578	13,768	678	15,024	23,175

Corporates and other	3,293	28,123	10,462	41,878	85,991

Total debt instruments	63,601	63,546	11,882	139,030	224,862

of which: pledged as collateral				46,348	62,153

of which: pledged as collateral and can be repledged or resold by counterparty				30,622	30,903

Equity instruments	61,788	14,317	258	76,364	77,258

of which: pledged as collateral				18,400	15,849

of which: pledged as collateral and can be repledged or resold by counterparty				13,599	9,312

Subtotal	125,389	77,864	12,141	215,393	302,120

Precious metals and other commodities				16,864	9,934

Total trading portfolio assets				232,258	312,054

Trading portfolio liabilities

Debt instruments

Government and government agencies	20,389	5,917	0	26,306	34,043

of which: Switzerland				85	129

of which: United States				10,351	18,914

of which: Japan				3,384	2,344

Banks	753	2,617	102	3,472	4,354

Corporates and other	298	4,989	161	5,447	10,945

Total debt instruments	21,441	13,523	262	35,226	49,342

Equity instruments	12,014	70	160	12,243	13,089

Total trading portfolio liabilities	33,454	13,593	422	47,469	62,431

Financial information

Note 12 Financial assets designated at fair value
CHF million	31.12.09	31.12.08

Loans	3,052	4,500

Structured loans	957	653

Reverse repurchase and securities borrowing agreements

Banks	3,712	4,321

Customers	1,662	2,329

Other financial assets	840	1,079

Total financial assets designated at fair value	10,223	12,882

The maximum exposure to credit loss of all items in the above table except for Other financial assets is equal to the fair value (CHF 9,383 million at 31 December 2009 and CHF 11,803 million at 31 December 2008). Other financial assets are generally comprised of equity investments and are not directly exposed to credit risk. The maximum exposure to credit loss at 31 December 2009 and 31 December 2008 is mitigated by collateral of CHF 4,845 million and CHF 6,335 million, respectively.
The amount by which credit derivatives or similar instruments mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value is as follows:

CHF million	31.12.09	31.12.08

Notional amount of loans and structured loans	4,224	6,186

Credit derivatives related to loans and structured loans – notional amounts[1]	2,699	4,314

Credit derivatives related to loans and structured loans – fair value[1]	90	547

Additional Information
			Cumulative from inception
	For the year ended		until the year ended
CHF million	31.12.09	31.12.08	31.12.09	31.12.08

Change in fair value of loans and structured loans designated at fair value, attributable to changes in credit risk[2]	530	(668)	(128)	(659)

Change in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value[2]	(435)	486	90	547

1 Credit derivatives contracts include credit default swaps, total return swaps, and similar instruments. These are generally used to manage credit risk when UBS has a direct credit exposure to the counterparty, which has not otherwise been collateralized.   2 Current and cumulative changes in the fair value of loans attributable to changes in their credit risk are only calculated for those loans outstanding at balance sheet date. Current and cumulative changes in the fair value of credit derivatives hedging such loans include all the derivatives which have been used to mitigate credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Financial information
Notes to the consolidated financial statements

Note 13 Financial investments available-for-sale
	31.12.09				31.12.08
CHF million	Level 1	Level 2	Level 3	Total

Debt instruments

Government and government agencies	72,510	3,591	41	76,142	2,349

of which: Switzerland				232	3

of which: United States				46,906	281

of which: Germany				7,958	0

of which: France				7,936	0

of which: United Kingdom				4,774	2,014

of which: Japan				3,950	0

Banks	1,748	1,981	4	3,732	180

Corporates and other	14	95	422	531	1,038

Total debt instruments[1]	74,271	5,667	467	80,406	3,567

Equity instruments	35	405	910	1,351	1,681

Total financial investments available-for-sale	74,307	6,073	1,378	81,757	5,248

Net unrealized gains (losses) – before tax				500	403

Net unrealized gains (losses) – after tax				391	349

1 The increase in 2009 is mainly related to UBS’s strategic decision to rebalance its liquidity reserve which led to a shift from reverse repurchase agreements and trading portfolio assets into debt instruments available-for-sale. These instruments include high quality liquid short-term securities issued by governments and government-controlled institutions in various currencies, mainly US dollar and euro.

Note 14 Investments in associates
CHF million	31.12.09	31.12.08

Carrying amount at the beginning of the year	892	1,979

Additions	14	807

Disposals	(38)	(1,307)

Transfers	(1)	(422)

Income	42	12

Impairments	(4)	(18)

Dividends paid	(30)	(34)

Foreign currency translation	(5)	(125)

Carrying amount at the end of the year	870	892

Significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest. Refer to “Note 34 Significant subsidiaries and associates”.

CHF million	31.12.09	31.12.08

Assets	5,155	4,272

Liabilities	3,248	3,448

Revenues	1,468	1,211

Net profit	319	198

Financial information

Note 15 Property and equipment

At historical cost less accumulated depreciation
		Leasehold	IT, software	Other
	Own-used	improve-	and com-	machines and	Projects in
CHF million	properties	ments	munication	equipment	progress	31.12.09	31.12.08

Historical cost

Balance at the beginning of the year	9,289	3,393	4,086	867	317	17,952	18,723

Additions	259	77	265	24	229	854	1,181

Additions from acquired companies	0	0	0	0	0	0	7

Disposals/write-offs[1]	(15)	(309)	(346)	(65)	0	(736)	(792)

Reclassifications	(78)	76	132	(34)	(323)	(227)	(222)

Foreign currency translation	13	(10)	12	(7)	(6)	2	(945)

Balance at the end of the year	9,468	3,227	4,150	784	217	17,846	17,952

Accumulated depreciation

Balance at the beginning of the year	5,272	2,031	3,612	546	0	11,461	11,679

Depreciation[2]	247	358	371	72	0	1,048	1,241

Disposals/write-offs[1]	(13)	(263)	(325)	(42)	0	(644)	(697)

Reclassifications	(94)	3	2	(14)	0	(104)	(164)

Foreign currency translation	6	(20)	9	(7)	0	(12)	(598)

Balance at the end of the year	5,417	2,109	3,669	555	0	11,750	11,461

Net book value at the end of the year[3]	4,051	1,118	481	229	217	6,096	6,491

1 Includes write-offs of fully depreciated assets.   2 In 2009, amounts include CHF 26 million impairments of own-used property, CHF 30 million impairments of leasehold improvements and CHF 2 million impairments of IT, software and communication.   3 Fire insurance value of property and equipment is CHF 13,800 million (2008: CHF 14,166 million).

Investment properties at fair value
CHF million	31.12.09	31.12.08

Balance at the beginning of the year	215	189

Additions	0	37

Sales	(60)	0

Revaluations	(37)	(6)

Foreign currency translation	(2)	(5)

Balance at the end of the year	116	215

Financial information
Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets

Introduction

At 31 December 2009, the following four segments carried goodwill: Wealth Management & Swiss Bank (CHF 1.5 billion), Wealth Management Americas (CHF 3.7 billion), Global Asset Management (CHF 1.6 billion), and Investment Bank (CHF 3.3 billion). For the purpose of testing goodwill for impairment, UBS considers each of these segments as separate cash-generating units, and determines the recoverable amount of a segment on the basis of value in use.
At 31 December 2009, equity attributable to UBS shareholders stood at CHF 41 billion, up from CHF 33 billion at 31 December 2008. UBS’s market capitalization, excluding the shares to be issued upon conversion of the MCNs, amounted to CHF 57 billion at 31 December 2009 compared with CHF 44 billion at 31 December 2008. On the basis of the impairment testing methodology described below, UBS concluded that the year-end 2009 balances of goodwill allocated to its segments remain recoverable.

Methodology for goodwill impairment testing

The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the cost of equity and the long-term growth rate. During the year 2009, the discount rates used to calculate the present values were reduced to reflect the improved capital basis and the realized de-risking of the balance sheet, and the long-term growth rate was also marginally reduced. The recoverable amount of a segment is the sum of earnings available to shareholders from the first five individually forecast years and the terminal value.
The carrying amount for each segment is determined by a roll-forward of historic carrying amounts based on the equity attributed to UBS shareholders, as full balance sheets are not available for the segments. For each segment the beginning-of-the-period balance of equity is rolled forward by accounting for the items that affect a segment’s carrying amount, e.g. allocation of transactions with shareholders at Group level, to arrive at the end-of-the-period balance.

Assumptions

The model to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, the cost of equity and changes in the long-term growth rate. The applied long-term growth rate is based on real growth rates and expected inflation. Earnings available to shareholders are estimated based on forecast results, which take into account business initiatives and planned capital investments, and returns to shareholders, which take into account amounts of capital that could be distributed or used for share buy-backs. Valuation parameters used in the Group’s impairment test model are linked to external market information, where applicable. Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of all segments will not result in an impairment situation.

Discount and growth rates
	Discount rates		Growth rates
ln %	31.12.09	31.12.08	31.12.09	31.12.08

Wealth Management & Swiss Bank	9.0	9.5	1.2	1.3

Wealth Management Americas	9.0	11.5	2.4	2.6

Global Asset Management	9.0	11.0	2.4	2.6

Investment Bank	11.0	13.0	2.4	2.6

Financial information

Note 16 Goodwill and intangible assets (continued)

Investment Bank/Wealth Management Americas
On 31 December 2009, the assessment of the goodwill of the Investment Bank and Wealth Management Americas continued to be a key focus. Goodwill allocated to the Investment Bank amounted to CHF 3.3 billion at 31 December 2009 (CHF 4.3 billion at 31 December 2008). The reduction is due to the derecognition of CHF 0.9 billion goodwill related to UBS Pactual, of which CHF 749 million was subject to an impairment (refer to Note 38 for details). Goodwill allocated to Wealth Management Americas amounted to CHF 3.7 billion at 31 December 2009 (CHF 3.8 billion at 31 December 2008). In 2009, CHF 40 million goodwill related to UBS Pactual was derecognized, of which CHF 34 million was subject to an impairment (refer to Note 38 for details).

     In its review of the year-end 2009 goodwill balance, UBS considered the performance outlook of its Investment Bank and Wealth Management Americas business divisions and the underlying business operations to resolve whether the recoverable amounts for these units covers their carrying amounts, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remained recoverable at 31 December 2009. The conclusion was reached based on the current forecast results and the underlying assumption that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. The fair value obtained from the model calculation was subject to a stress test by decreasing forecast cash flows by one-third and at the same time increasing the discount rate by 3.5 percentage points. The stress values so obtained covered the book values of the Investment Bank and Wealth Management Americas. However, if the regulatory pressure on the banking industry intensifies and conditions in the financial markets turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank and Wealth Management Americas business divisions might need to be impaired in future quarters.

     Recognition of any impairment of goodwill would reduce IFRS Equity attributable to UBS shareholders and net profit but it would not impact cash flows, as well as the BIS tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

	Goodwill	Intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.09	31.12.08

Historical cost

Balance at the beginning of the year	11,585	824	1,308	2,131	13,716	15,324

Additions and reallocations	32	0	38	38	70	585

Disposals	(1,631)	(13)	(546)	(559)	(2,190)	(33)

Write-offs[1]	0	0	0	0	0	(472)

Foreign currency translation	128	(24)	95	71	199	(1,688)

Balance at the end of the year	10,115	787	894	1,680	11,795	13,716

Accumulated amortization and impairment

Balance at the beginning of the year	0	337	444	781	781	786

Amortization	0	42	102	144	144	193

Impairment of goodwill and intangible assets	1,123[2]	0	57	57	1,180	361

Disposals	(1,199)	(6)	(211)	(217)	(1,416)	(7)

Write-offs[1]	0	0	0	0	0	(472)

Foreign currency translation	76	(12)	34	23	99	(80)

Balance at the end of the year	0	361	426	787	787	781

Net book value at the end of the year	10,115	425	468	893	11,008	12,935

1 Represents write-offs of fully amortized intangible assets.  2 Represents goodwill impairment related to UBS Pactual.

Financial information
Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets (continued)

The following table presents goodwill and intangible assets by business unit for the year ended 31 December 2009.

	Balance at		Additions				Foreign	Balance at
	the beginning		and				currency	the end of
CHF million	of the year		reallocations	Disposals	Amortization	Impairment	translation	the year

Goodwill

Wealth Management & Swiss Bank	1,523	[1]	(2)	0		0	(11)	1,510

Wealth Management Americas	3,803	[1]	(1)	(14)		(34)	(100)	3,655

Global Asset Management	1,982		4	(130)		(340)	94	1,610

Investment Bank	4,277		31	(287)		(749)	68	3,341

UBS	11,585		32	(432)		(1,123)	52	10,115

Intangible assets

Wealth Management & Swiss Bank	203	[1]	0	0	(11)	(56)	1	137

Wealth Management Americas	674	[1]	0	(83)	(61)	(1)	(4)	526

Global Asset Management	186		0	(160)	(13)	0	36	49

Investment Bank	286		38	(99)	(59)	0	15	182

UBS	1,350		38	(342)	(144)	(57)	48	893

1  Goodwill of CHF 125 million and intangible assets of CHF 48 million have been reallocated from Wealth Management & Swiss Bank to Wealth Management Americas due to the restructuring announced in February 2009.

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets

Estimated, aggregated amortization expenses for:

2010	105

2011	103

2012	97

2013	89

2014	82

2015 and thereafter	417

Total	893

Note 17 Other assets

CHF million	31.12.09	31.12.08

Settlement and clearing accounts	915	1,203

VAT and other tax receivables	209	330

Prepaid pension costs	3,053	2,922

Properties held for sale	568	981

Other receivables	2,590	4,495

Total other assets	7,336	9,931

Financial information

Balance sheet notes: liabilities

Note 18 Due to banks and customers

CHF million	31.12.09	31.12.08

Due to banks	65,166	125,628

Due to customers in savings and investment accounts	101,573	91,614

Other amounts due to customers	308,903	374,127

Total due to customers	410,475	465,741

Total due to banks and customers	475,641	591,369

Note 19 Financial liabilities designated at fair value and debt issued

Financial liabilities designated at fair value
CHF million	31.12.09	31.12.08

Bonds and compound debt instruments issued

Equity linked	54,856

Credit linked	25,663

Rates linked	16,367

Other	2,286

Total	99,173	92,446	[1]

Compound debt instruments – OTC	13,306	7,468

Loan commitments[2]	174	1,632

Total	112,653	101,546

1 Breakdown by product type has been implemented with the 2009 disclosure.   2 Loan commitments recognized as Financial liabilities designated at fair value, until drawn down by counterparty and recognized as loans. See Note 1a) 8) for additional information.

At 31 December 2009, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 7.6 billion higher than the carrying value. At 31 December 2008, the contractual re-

demption amount at maturity of such liabilities was CHF 12.2 billion higher than the carrying value. Refer to Note 1a) 8) for details.

Debt issued (held at amortized cost)
CHF million	31.12.09	31.12.08

Money market papers	51,579	111,619

Debt:

Senior bonds	57,653	67,298

Subordinated bonds	11,244	12,769

Bonds issued by the central bond institutions of the Swiss regional or cantonal banks	7,909	2,418

Medium-term notes	2,967	3,150

Total	131,352	197,254

Financial information
Notes to the consolidated financial statements

Note 19 Financial liabilities designated at fair value and debt issued (continued)

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1 a) 15) and “Note 23 Derivative Instruments and Hedge Accounting”. As a result of applying hedge accounting, at 31 December 2009 and 31 December 2008, the carrying value of debt issued was CHF 600 million higher and CHF 904 million higher, respectively, reflecting changes in fair value due to interest rate movements.

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt.
Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2009 and 31 December 2008, the Group had CHF 11,244 million and CHF

12,769 million, respectively, in subordinated debt. Subordinated debt usually pays fixed interest annually or floating rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR) and provides for single principal payments upon maturity.

At 31 December 2009 and 31 December 2008, the Group had CHF 167,702 million and CHF 165,312 million, respectively, in unsubordinated debt (excluding money market paper, compound debt instruments – OTC and loan commitments designated at fair value).
The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their repricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2010	2011	2012	2013	2014	2015-2019	Thereafter	31.12.09	31.12.08

UBS AG (Parent Bank)

Senior debt

Fixed rate	66,450	13,600	7,839	10,609	8,132	17,517	6,209	130,356	103,579

Interest rates (range in %)[1]	0 – 10.46	0 – 10.00	0 – 7.0	0 – 9.44	0 – 8.84	0 – 9.5	0 – 8.0

Floating rate	16,341	11,154	10,463	5,653	4,368	8,631	11,765	68,375	81,000

Subordinated debt

Fixed rate	0	0	0	0	397	5,488	1,282	7,167	8,875

Interest rates (range in %)					3.34	2.38 – 7.38	6.38 – 8.75

Floating rate	0	0	0	0	0	3,578	499	4,077	3,820

Subtotal	82,792	24,754	18,303	16,262	12,897	35,214	19,754	209,975	197,274

Subsidiaries

Senior debt

Fixed rate	8,335	1,012	308	340	180	944	8,375	19,494	83,003

Interest rates (range in %)[1]	0 – 9.0	0 – 9.49	0 – 7.74	0 – 9.0	0 – 7.63	0 – 5.54	0 – 12.0

Floating rate	1,160	1,451	1,354	1,108	713	4,650	4,102	14,537	18,449

Subordinated debt

Fixed rate	0	0	0	0	0	0	0	0	74

Interest rates (range in %)

Floating rate	0	0	0	0	0	0	0	0	0

Subtotal	9,495	2,463	1,661	1,448	893	5,594	12,476	34,030	101,526

Total	92,287	27,217	19,964	17,710	13,789	40,808	32,230	244,005	298,800

1 The contractual interest rates on some minor positions of structured products were not considered in the interest rate ranges. The interest rate of these products is up to 69.5%.

The table above indicates fixed interest rate coupons on the Group’s bonds. The high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Financial information

Note 20 Other liabilities

CHF million	Note	31.12.09	31.12.08

Provisions	21	2,311	2,727

Provisions for contingent claims	9b	90	31

Current tax liabilities		1,082	1,192

Deferred tax liabilities	22	142	1,470

VAT and other tax payables		612	1,022

Settlement and clearing accounts		1,430	3,089

Amounts due under unit-linked investment contracts		21,740	22,084

Other payables[1]		6,579	11,384

Total other liabilities		33,986	42,998

1 Includes third-party interest of consolidated limited partnerships of CHF 1.6 billion (2008 CHF 3.1 billion) and liabilities from cash settled employee compensation plans of CHF 2.5 billion (2008 CHF 3.6 billion). Contingent payments (net present value as of 31 December 2008 CHF 1.4 billion) for the acquisition of Pactual in 2006 were finally derecognized in 2009 due to the sale of UBS Pactual in September 2009.

Note 21 Provisions and litigation

					Total	Total
CHF million	Operational[1]	Litigation[2]	Restructuring	Other[4]	31.12.09	31.12.08[3]

Balance at the beginning of the year	270	1,418	183	856	2,727	1,716

Additions from acquired companies	0	0	0	0	0	1

Increase in provisions recognized in the income statement	293	265	649	139	1,346	4,002

Release of provisions recognized in the income statement	(94)	(22)	(6)	(187)	(309)	(528)

Provisions used in conformity with designated purpose	(352)	(516)	(415)	(92)	(1,375)	(1,381)

Capitalized reinstatement costs	0	0	0	3	3	(21)

Disposal of subsidiaries	(32)	(3)	0	0	(35)	0

Reclassifications	0	0	92	(1)	90	(979)

Foreign currency translation	(3)	(113)	(14)	(5)	(135)	(83)

Balance at the end of the year	82	1,028	488	713	2,311	2,727

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes litigation resulting from legal, liability and compliance risks.   3 In 2008 Global Wealth Management & Business Banking made a provision of CHF 1,464 million (USD 1,363 million) for the expected costs of the repurchase of auction rate securities (ARS), including fines. In fourth quarter 2008, after the provision was partially applied for repurchases of ARS, an amount of CHF 968 million (USD 908 million), excluding fines, was reclassified to Negative replacement values. In addition, a provision of CHF 917 million (USD 780 million) was made in connection with UBS’s US cross-border case.   4 Includes reinstatement costs for leasehold improvement which amounted to CHF 161 million on 31 December 2009 (CHF 167 million on 31 December 2008), provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.

Litigation

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.
Certain potentially significant legal proceedings as of 31 December 2009 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, An-
titrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. The discussions with the SEC are ongoing.
b)	Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and

Financial information
Notes to the consolidated financial statements

Note 21 Provisions and litigation (continued)

arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS is continuing to finalize agreements with other state regulators. The SEC continues to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
c)	US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS AG announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of the settlement agreements UBS agreed to, among other things, (i) pay a total of USD 780 million to the United States, (ii) complete the exit of the US cross-border business out of non-SEC registered entities, and (iii) implement and maintain an effective program of internal controls with respect to compliance with its obligations under the Qualified Intermediary (Ql) Agreement with the US Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls. Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the resolution of an SEC claim that UBS acted as an unregulated broker dealer and investment advisor in connection with its US cross-border business, UBS consented to a settlement that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC (included in the USD 780 million payment described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating certain SEC registration requirements.

The agreements with the DOJ and SEC did not resolve the “John Doe” summons which the IRS served on UBS in July 2008. In this regard, on 19 February 2009, the Civil Tax Division of the DOJ filed a civil petition for enforcement of this summons in the US Federal District Court for the Southern District of Florida, through which it sought an order directing UBS to produce information located in Switzerland regarding US clients who have maintained accounts with UBS in Switzerland without providing a Form W-9.

On 19 August 2009, UBS executed a settlement agreement with the IRS and the DOJ, to resolve the “John Doe” summons litigation (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Agreement). Among other things, these agreements provide that: (i) UBS and the IRS would promptly file a stipulation dismissing the “John Doe” summons enforcement action then pending in federal court in Miami, which occurred the same day; (ii) the IRS would submit a request for information regarding accounts of US clients maintained at UBS in Switzerland, on the basis that such clients appear to have committed tax fraud or the like within the meaning of the existing 1996 Swiss-US Double Taxation Treaty, to the Swiss Federal Tax Administration (SFTA), which it did on 31 August 2009; (iii) UBS would send a notice to US accountholders that appear to be within the scope of the treaty request and produce to the SFTA information on the corresponding accounts both in accordance with a specified schedule, which UBS has done in compliance with an order issued by the SFTA on 1 September 2009; and (iv) UBS and the IRS would agree to amend UBS’s Ql Agreement, whereupon the IRS would withdraw the previously disclosed Ql Notice of Default dated 15 May 2008. The UBS-US Settlement Agreement does not call for any monetary payment by UBS.

Because UBS has complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by 31 December 2009, the IRS has withdrawn the summons with prejudice as to all accounts not covered by the treaty request.

Subject to UBS’s compliance with its further notification and information processing obligations set forth in the UBS-US Settlement Agreement, the IRS will withdraw the “John Doe” summons with prejudice as to the remaining accounts – i.e. those subject to the treaty request – no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results. Alternatively, the summons will be withdrawn with prejudice as to the remaining accounts if at any time on or after 1 January 2010 the

Financial information

Note 21 Provisions and litigation (continued)

IRS has received information from any source relating to at least 10,000 accounts of US persons maintained at UBS in Switzerland.
On 21 January 2010, the Swiss Federal Administrative Court ruled that the SFTA did not have a proper legal basis to grant the IRS request for information with respect to accounts of US persons who had failed to report substantial amounts of income over an extended period, but had not engaged in fraudulent activity within the meaning of Swiss law. The decision does not invalidate the UBS-US Settlement Agreement or the Swiss-US Agreement and it does not affect the treaty request to the extent it is directed at accounts in relation to which such fraudulent activity occurred. Following consultations with the US Government about measures to ensure the further implementation of the Swiss-US Settlement Agreement, the Swiss Government decided on 24 February 2010 that it will seek to amend the Swiss-US Agreement and submit it to Parliament for approval.
UBS continues, as in the past, to fulfill all of its obligations under the settlements, including, among other things, the exit of the US cross-border business out of non-SEC registered entities and the provision of relevant account information to the SFTA under the treaty process.
d)	Inquiries Regarding Non-US Cross-Border Businesses: Following the disclosure of the US cross-border matter and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of countries have requested information relating to the cross-border wealth management services provided by UBS and other financial institutions. In particular, the revenue services of Canada, the UK and Australia have served requests upon, or made inquiries of, UBS and other Swiss and non-Swiss financial institutions providing cross-border wealth management services for information relating to such services that is located in their respective jurisdictions. UBS is cooperating with these requests strictly within the limits of financial privacy obligations under Swiss and other applicable laws. It is premature to speculate on the outcome of any such inquiries.
e)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, and contractual obligations, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by FINMA, its home country consolidated regulator, as well as the SEC, the Financial Industry Regulatory Authority and the United States Attor-
ney’s Office for the Eastern District of New York, regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of mortgage-related instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management. FINMA concluded its investigation in October 2008.
f)	Claims Related to UBS Disclosure: A putative consolidated class action has been filed against UBS and a number of current and former directors and senior officers in the Southern District of New York alleging securities fraud in connection with the firm’s disclosures relating to its losses in the subprime mortgage markets, its losses and positions in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for lack of jurisdiction and for failure to state a claim. UBS and a number of senior officers and directors have also been sued in a putative consolidated class action brought on behalf of holders of UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. UBS has moved to dismiss the ERISA complaint for failure to state a claim.
g)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law substantially all assets of which were with Bernard L. Madoff Investment Securities LLC (BMIS), as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses. The last reported net asset value of the two Luxembourg funds before the revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. On 25 February 2009, the CSSF issued a communique with respect to the larger of the two funds, stating that UBS (Luxembourg) SA had failed to comply with its due diligence responsibilities as custodian bank. The CSSF ordered UBS (Luxembourg) SA to review its infrastructure and procedures relating to its supervisory obligations as custodian bank, but did not order it to compensate investors. On 25 May 2009, UBS (Luxembourg) SA submitted a comprehensive final report to the CSSF, which resulted in the CSSF publishing a new communique saying that UBS (Luxembourg) SA has provided evidence demonstrating that it has the infrastructure and

Financial information
Notes to the consolidated financial statements

Note 21 Provisions and litigation (continued)

internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. In addition, on 17 December 2009, a claim in the amount of EUR 890 million was filed on behalf of the larger of the two Luxembourg funds by the liquidators of that fund against 15 defendants, including UBS entities, Access Management Luxembourg SA, Ernst & Young, the CSSF and various individuals. A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. Further, certain clients of UBS in Germany are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany.
h)	City of Milan Transactions: In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits alleged to have been made by the banks in the amount of EUR 88 million (of which UBS Limited is alleged to have received EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. UBS is vigorously defending the claim. In addition, a criminal investigation by a Prosecutor in Milan has been ongoing in relation to the same transactions. In November 2009, the Prosecutor filed a request for committal for trial of two current UBS employees and one former UBS employee, together with employees from other banking institutions. The request alleges that the banks’ employees engaged in criminal conduct in order to allow the banks to earn allegedly concealed profits on the June 2005 bond issue and related derivative transactions. The Prosecutor also requested committal for trial of UBS Limited and the other banks in relation to the administrative charge of failing to have in place a business organization model to prevent crime. Preliminary court hearings are taking place through March 2010.

Financial information

Note 22 Income taxes
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Tax expense from continuing operations

Domestic

Current	55	(336)	409

Deferred	23	(7,282)	(25)

Foreign

Current	462	519	1,061

Deferred	(983)	262	(76)

Total income tax expense from continuing operations	(443)	(6,837)	1,369

Tax expense from discontinued operations

Domestic	0	1	(258)

Total income tax expense from discontinued operations	0	1	(258)

Total income tax expense	(443)	(6,836)	1,111

The deferred tax benefit reflects the recognition of additional deferred tax assets in respect of tax losses and temporary differences in a number of locations including the US (CHF 373 million) and Japan (CHF 127 million), taking into account updated forecast profit assumptions over the five-year horizon used for recognition purposes. In addition, it reflects the release of a deferred tax liability of CHF 243 million relating to UBS Pactual prior to its sale during the year. The current tax charge mainly relates to tax expenses in respect of entities with taxable profits.
     The current tax expense for 2009 includes tax costs related to prior years of CHF 50 million. In addition, there was a tax benefit of CHF 116 million relating to prior years in respect of the release of a net deferred tax liability. The net tax benefits relating to prior years were therefore CHF 65 million.
     The Group made net corporate income tax payments, including domestic and foreign taxes, of CHF 505 million, CHF 887 million and CHF 3,663 million in 2009, 2008 and 2007 respectively.
     The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate are as follows:

	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Operating profit from continuing operations before tax	(2,561)	(27,758)	(3,742)

Domestic	4,871	3,269	10,337

Foreign	(7,433)	(31,027)	(14,079)

Income taxes at Swiss statutory rate of 21.5% for 2009, 22% for 2008 and 2007	(551)	(6,107)	(823)

Increase/(decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(1,636)	(7,056)	(3,054)

Tax effects of losses not recognized	1,188	7,412	6,327

Previously unrecorded tax losses now utilized	(79)	(10)	(257)

Non-taxable and lower taxed income	(932)	(773)	(1,587)

Non-deductible goodwill and intangible asset amortization	7	160	15

Non-deductible expenses	1,005	737	227

Adjustments related to prior years	(65)	(490)	(72)

Change in deferred tax valuation allowance	552	(692)	279

Other items	69	(17)	314

Income tax expense from continuing operations	(443)	(6,837)	1,369

Financial information
Notes to the consolidated financial statements

Note 22 Income taxes (continued)

Significant components of the Group’s deferred income tax assets and liabilities are as follows:

CHF million	31.12.09			31.12.08
		Valuation			Valuation
Deferred tax assets	Gross	allowance	Recognized	Gross	allowance	Recognized

Compensation and benefits	1,782	(1,561)	221	1,534	(1,213)	321

Tax loss carry-forwards	32,505	(24,259)	8,246	32,834	(24,708)	8,126

Trading assets	561	(403)	158	608	(365)	243

Other	2,458	(2,215)	243	258	(69)	190

Total deferred tax assets	37,305	(28,437)	8,868	35,234	(26,354)	8,880

Deferred tax liabilities

Compensation and benefits			5			111

Property and equipment			1			29

Financial investments and associates			60			206

Trading assets			0			244

Goodwill and intangible assets			61			289

Other			15			591

Total deferred tax liabilities			142			1,470

The change in the net of deferred tax assets and liabilities in 2009 and 2008 does not equal the deferred tax benefit in those years. This is because certain deferred tax asset and liability movements are recognized directly in the statement of changes in equity and also because of the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than Swiss francs.

     During the year, deferred tax liabilities of CHF 0.7 billion were offset against deferred tax assets in accordance with IAS 12.

     In the table above, the valuation allowance represents amounts that are not expected to provide future benefits due to insufficiency of future taxable income (and at 31 December 2008, also amounts offset against potential tax adjustments).

     UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items. For entities that incurred losses in either the current or preceding year, an amount of CHF 8,773 million is recognized as deferred tax assets at 31 December 2009 (CHF 8,463 million at 31 December 2008). These deferred tax assets mainly relate to Swiss tax losses (primarily due to the write-down of investments in US subsidiaries in 2007 and 2008) and US tax losses. Swiss tax losses can be carried forward for seven years and US federal tax losses for 20 years.

     The deferred tax assets recognized at 31 December 2009 in respect of tax losses have been based on profitability assumptions over a five-year horizon. The expected future profitability is based on business plan assumptions, as adjusted to take into account the recognition criteria of IAS 12. If the business plan earnings and assumptions in following quarters substantially deviate from the current assumptions, the amount of deferred tax assets may need to be adjusted in the future.

     At 31 December 2009, tax losses totaling CHF 72,313 million which are not recognized as deferred tax assets are available to be offset against potential tax adjustments or future taxable income.

     The tax losses expire as follows:

CHF million	31.12.09
Within 1 year	1

From 2 to 4 years	4

After 4 years	72,308

Total	72,313

The Group provides for deferred income taxes on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. At 31 December 2009, no such earnings were treated as indefinitely invested.

Financial information

Note 23 Derivative instruments and hedge accounting

A derivative is a financial instrument, the value of which is derived from the value of another (“underlying”) financial instrument, an index or some other variable. Typically, the underlying is a share, commodity or bond price, an index value or an exchange or interest rate.

     The majority of derivative contracts are negotiated as to amount (“notional”), tenor, price and how the trade is to be settled in the future between UBS and its counterparties, which may be other professionals or customers (over-the-counter (OTC) contracts).

     OTC contracts are usually traded under an International Swaps and Derivatives Association (ISDA) master trading agreement (MTA) between UBS and its counterparties. Other derivative contracts are standardized in terms of their amounts and settlement dates and are bought and sold on organized exchanges (exchange-traded contracts (ETD)). With ETDs, the exchange also acts as a central counterparty. The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the basis upon which changes in the value of the contract are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide necessarily any measure of risk.

     Derivative instruments are carried at fair value (refer to Note 27 for fair value measurement of derivative instruments), shown in the balance sheet as Separate totals of Positive replacement values (assets) and Negative replacement values (liabilities), except for futures, 100% daily margined exchange traded options and interest rate swaps with the London Clearing house (LCH) with daily margining, which are presented on the balance sheet as Due from banks, Loans and Due to banks and customers.

     Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor. Positive and Negative replacement values on different transactions are only netted if the transactions are with the same counterparty with a legally enforceable right to set off. Positive and Negative replacement values are denominated in the same currency, and the cash flows are intended to be settled on a net basis. Changes in replacement values of derivative instruments are recognized in the income statement unless they meet the criteria for certain hedge accounting relationships, as explained in Note 1a) 15) Derivative instruments and hedge accounting.

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

     Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed-rate and floating-rate interest pay ments in a single currency, based on a notional amount and a reference interest rate, e.g. LIBOR.
–	Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and/or end of the contract.
–	Credit default swaps (CDSs) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated. An elaboration of credit derivatives is included in a separate section below.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e.g. LIBOR. The total return payer has an equal and opposite position.
–	Metal swaps (precious metal swaps and base metal swaps) involve the purchase and sale of specific metals. A precious metal swap involves the purchase and sale of a specified metal with fixed notional amount and fixed price but different settlement dates. A base metal swap is the simultaneous purchase and sale of a specified metal with same settlement dates but different pricing terms.

     Options and warrants are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded OTC or on a regulated exchange and may be traded in the form of a security (warrant).

Credit derivatives

UBS’s credit derivative portfolio consists of credit default swaps, total return swaps and options and warrants. As of 31 December 2009, the total notional value of protection bought was CHF 1,288 billion (CHF 56 billion and CHF 23 billion Positive replacement values and Negative replacement values, respectively) and the total notional value of protection sold was CHF 1,187 billion (CHF 23 billion and CHF 47 billion Positive replacement values and Negative replacement values, respectively), in 2009. UBS’s credit derivatives are usually traded as OTC contracts. During 2009 a number of initiatives were launched in both the US and Europe to establish centralized clearing solutions for OTC CDS contracts (exchange cleared derivatives), with the aim of reducing counterparty risk. UBS, along with other dealer members, has been an active participant in these initiatives.

     A significant portion of UBS’s credit derivatives are traded under an ISDA MTA between UBS and its counterparty. UBS’s CDS trades are also documented using industry standard forms of documentation published by ISDA or equivalent terms documented in a bespoke (i.e. tailored) agreement. Those forms and agreements use standardized terms that form the basis for market conventions related to the types of credit events that would trigger performance (i.e. payment) under a CDS.

     The types of credit events that would require UBS to perform under a CDS contract are subject to agreement between the parties at the time of the transaction. However, nearly all transactions are traded using credit events that are applicable under certain market conventions based on the type of reference entity to which the transaction relates. Applicable credit events by market conventions include “bankruptcy”, “failure to pay”, “restructuring”, “obligation acceleration” and “repudiation/moratorium”.

Recourse provisions

UBS uses standardized agreements and forms as the basis for its credit derivative contracts. Those agreements and forms do not contain recourse provisions that would enable UBS to recover from third parties any amounts paid out by UBS (i.e. this is the case where a credit event occurs and UBS is required to make payment under a CDS).

Economic hedges and strategy

UBS actively utilizes CDS to economically hedge specific counterparty credit risks in its banking book loans portfolio (includ-

ing loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios. In addition, UBS actively utilizes CDS to economically hedge specific counterparty credit risks in its OTC derivative portfolios.

     UBS is an active dealer in fixed income instruments and CDS and related products with respect to a large number of securities issuers. The primary purpose of these activities is for the benefit of UBS’s clients (market making) and to a lesser extent creating new credit exposures taken for UBS’s own trading purposes (proprietary trading).

     Market making activity consists of buying and selling single-name CDS, index CDS, loan CDS and related referenced cash instruments to facilitate client trading activity. Proprietary trading consists of trading in single-name CDS, index CDS and loan CDS to capitalize on pricing discrepancies between various credit instruments (bonds, loans and equities) across investment grade, high-yield and emerging markets.

     As a general matter, risk to the relevant issuers arising from fixed income instruments, CDS and related products are reviewed and risk-managed on a net exposure basis (i.e. taking into account all exposures to a particular issuer arising from fixed income instruments, CDS and related products) across market making and proprietary trading activities.

     UBS’s strategy with respect to CDS trading was the reduction in scope and scale of the firm’s structured credit, proprietary credit and asset securitization (including synthetic securitization) activities during 2009 and 2008.

Contingent features of derivative liabilities

Based on UBS’s credit ratings as of 31 December 2009, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 1.2 billion and CHF 2.8 billion would have been required in the event of a one-notch and two-notch reduction, respectively, in UBS’s long-term credit ratings. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities include market making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning means managing market risk positions with the expectation of profiting from favorable move-

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

ments in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

     Derivative transactions may qualify as hedges for accounting purposes. These are described under the corresponding headings in this note. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a) 15) Derivative instruments and hedge accounting, where terms used in the following sections are explained.

     The Group has also entered into interest rate swaps and other interest rate derivatives (e.g. futures) for day-to-day economic interest rate risk management purposes, but without applying hedge accounting.

     The Group has also used equity futures, options and, to a lesser extent, swaps for economically hedging in a variety of equities trading strategies to offset underlying equity and equity volatility exposure.

     The Group has also entered into CDS’s that provide economic hedges for credit risk exposures (refer to the credit derivatives section).

     Fair value changes of derivatives that are part of economic relationships, but do not qualify for hedge accounting treatment, are booked to Net trading income.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g. long-term-fixed rate debt issues) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were CHF 526 million and CHF 71 million Positive replacement values and Negative replacement values, respectively, at 31 December 2009 and a CHF 883 million net Positive replacement values at 31 December 2008.

Fair value hedges of interest rate risk
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Gains/(losses) on hedging instruments	(171)	778	15

Gains/(losses) on hedged items attributable to the hedged risk	182	(796)	(11)

Net gains/(losses) representing ineffective portions of fair value hedges	11	(18)	4

Fair value hedges of portfolio interest rate risk

The Group also applies fair value hedge accounting of portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included in Other assets on the balance sheet. The fair value of derivatives designated for this hedge method at 31 December 2009 was CHF 956 million Negative replacement value, 31 December 2008 was a CHF 765 million net Negative replacement value.

     During 2008, UBS expanded the use of Fair Value hedge accounting for portfolio interest rate risk to include other Swiss mortgage loan portfolios. In 2009 no further scope expansion was made.

Fair value hedge of portfolio of interest rate risk[1]
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Gains/(losses) on hedging instruments	(48)	(644)	(37)

Gains/(losses) on hedged items attributable to the hedged risk	11	688	30

Net gains/(losses) representing ineffective portions of fair value hedges	(37)	44	(7)

[1]	Hedge effectiveness is calculated on a cumulative basis.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

Cash flow hedges of forecasted transactions

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

     The schedule of forecasted principal balances on which the expected interest cash flows arise as of 31 December 2009 is shown below.

Forecasted cash flows
CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (assets)	205	352	202	141	20

Cash outflows (liabilities)	69	136	96	78	4

Net cash flows	136	216	106	63	16

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecasted transactions are initially recorded in Equity as Net income recognized directly in equity and are transferred to current period earnings when the forecasted cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 183 million loss, a CHF 108 million loss and a CHF 443 million gain was recognized in 2009, 2008 and 2007, respectively, due to hedge ineffectiveness.

     As of 31 December 2009, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 5,180 million and CHF 2,736 million Positive replacement values and Negative replacement values, respectively, and as of 31 December 2008 the amount was CHF 2,539 million net Positive replacement values.

     At the end of 2009 and 2008, gains of CHF 46 million and CHF 86 million associated with de-designated interest rate swaps were deferred in Equity. They will be removed from Equity when the previously hedged forecasted cash flows have an impact on net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from Equity to Net interest income of de-designated swaps were CHF 40 million net gain in 2009, CHF 49 million net gain in 2008 and CHF 79 million net gain in 2007.

In 2008, due to reductions in the volume of short-term financial instruments, some of the forecasted cash flows previously included in the hedge relationships were determined to no longer be expected to occur.

Hedges of net investments in foreign operations

The Group applies hedge accounting for certain consolidated net investments in USD-denominated operations. At 31 December 2009 the fair values of the financial liabilities (predominantly structured products issued by UBS) designated as hedging instruments in net investment hedges was CHF 2.5 billion. Gains or losses on the translation of these hedging instruments are transferred directly to Equity to offset any gains or losses on translation of the net investments in the subsidiaries, which are also recognized in Equity. No ineffectiveness from hedges of net investments in foreign operations was recognized in the income statements during 2009.

Contractual maturities of derivatives designated as hedging instruments in hedge accounting relationships

The contractual maturities of derivatives designated as hedging instruments in hedge accounting relationships are considered “essential” for an understanding of the timing of their cash flows.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)
		Due within	Due between	Due between	Due between	Due after
CHF billion	On demand	1 month	1 and 3 months	3 and 12 months	1 and 5 years	5 years	Total

Interest rate swaps[1]

Cash outflows	0	0	(0)	(1)	(3)	(15)	(19)

Cash inflows	0	0	0	0	2	18	20

Total 31.12.09	0	0	(0)	(1)	(1)	3	1

[1]	Interest rate swaps are gross settled. The table includes all cash inflows and outflows of interest rate swaps with Positive and Negative replacement values.

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is predominantly managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the audited “Market risk” section of this report.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited “Credit risk” section of this report. It should be noted that, although the Positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the Positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is, for ex-

ample, because on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS’s balance sheet and in the tables on the next two pages include netting in accordance with IFRS requirements (refer to Note 1a) 34), which is more restrictive than netting in accordance with Swiss Federal Banking law. The main difference of Swiss Federal Banking law to IFRS is that Swiss Federal Banking law netting is generally based on close-out netting arrangements which are enforceable in case of insolvency. The Positive and Negative replacement values based on netting in accordance with Swiss Federal Banking law (factoring in cash collateral) are presented on the bottom of the tables on the next two pages.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting[1] (continued)
										Notional		Notional
As of 31 December 2009	Term to maturity									values		values	Other
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	related to	Total	related to	notional
CHF billion	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	PRVs	NRV	NRVs	values[4]

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	1.8	1.6	0.7	0.8	0.1	0.1	0.0	0.0	2.5	1,343.7	2.5	1,286.5	0.0

Swaps	8.2	6.8	18.7	16.9	89.7	82.6	69.5	65.0	186.2	7,110.7	171.4	6,802.7	15,949.2

Options	1.0	1.1	3.5	3.0	10.1	11.9	11.3	13.5	25.9	543.2	29.4	611.8	0.0

Exchange-traded contracts[5]

Futures													271.9

Options	0.1	0.1	0.2	0.2	0.2	0.2	0.0	0.0	0.5	3.9	0.4	3.5	0.0

Total	11.1	9.6	23.1	20.8	100.0	94.8	80.8	78.6	215.1	9,001.5	203.7	8,704.5	16,221.2

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	0.1	0.3	0.9	0.9	33.1	32.1	42.9	36.4	77.1	1,254.7	69.7	1,208.9	0.0

Total rate of return swaps	0.1	0.1	0.0	0.0	1.0	0.3	0.4	0.4	1.5	5.7	0.9	5.4	0.0

Options and warrants	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.3	0.0	6.6	0.0

Total	0.2	0.4	1.0	0.9	34.1	32.4	43.3	36.9	78.6	1,269.6	70.6	1,220.9	0.0

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	7.5	6.3	2.4	2.6	0.8	0.6	0.0	0.0	10.6	453.2	9.5	403.7	0.0

Interest and currency swaps	31.2	30.3	13.1	15.3	18.9	23.5	17.3	16.8	80.5	2,279.8	85.8	2,209.6	0.0

Options	1.8	1.7	2.1	2.0	1.2	1.2	0.9	0.8	5.9	609.7	5.7	560.2	0.0

Exchange-traded contracts[5]

Futures													1.5

Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	1.5	0.1	0.1	0.0

Total	40.4	38.3	17.6	20.0	20.9	25.2	18.2	17.6	97.1	3,344.2	101.1	3,173.5	1.5

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	0.9	0.8	1.1	1.2	0.5	0.8	0.4	0.9	2.9	56.6	3.7	46.9	0.0

Options	0.4	0.9	2.1	2.7	2.4	4.1	2.1	1.7	7.0	60.9	9.5	73.7	0.0

Exchange-traded contracts[5]

Futures													6.8

Options	4.9	4.6	4.7	4.9	5.2	5.8	0.2	0.1	15.1	30.5	15.5	36.2	0.0

Total	6.2	6.3	8.0	8.8	8.1	10.7	2.7	2.8	25.1	148.0	28.7	156.8	6.8

Commodities contracts

Over-the-counter (OTC) contracts

Forward contracts	0.6	0.6	0.7	0.6	0.7	0.7	0.1	0.1	2.0	20.6	2.0	15.0	0.0

Options	0.3	0.2	0.7	0.6	0.9	0.9	0.1	0.2	1.9	21.7	1.9	23.6	0.0

Exchange-traded contracts[5]

Futures													2.7

Options	0.4	0.4	0.7	0.7	0.8	0.8	0.0	0.0	1.9	0.6	1.9	2.0	0.0

Total	1.3	1.2	2.0	1.9	2.4	2.4	0.2	0.4	5.9	42.9	5.8	40.7	2.7

Total derivative instruments, based on IFRS netting	59.3	55.9	51.7	52.4	165.5	165.5	145.2	136.2	421.7	13,806.2	409.9	13,296.5	16,232.2

Replacement value netting, based on capital adequacy rules									(313.2)		(313.2)

Cash collateral netting									(37.2)		(32.7)

Total derivative instruments, based on capital adequacy netting[6]									71.3		64.1

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table. PRVs and NRVs are categorized in different time bands on the basis of the maximal duration of the derivative contract.  2 PRV: Positive replacement value.   3 NRV: Negative replacement value.   4 Receivables resulting from derivatives are recognized on UBS’s balance sheet under Due from banks and Loans: CHF 1.6 billion. Payables resulting from these derivatives are recognized on UBS’s balance sheet under Due to banks and Due to customers: CHF 1.6 billion.   5 Notional values of exchange-traded products include own account trades only.   6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.

Financial information

Note 23 Derivative instruments and hedge accounting[1] (continued)
										Notional		Notional
As of 31 December 2008	Term to maturity									values		values	Other
	Within 3 months		3–12 months		1–5 years		Over 5 years		Total	related to	Total	related to	notional
CHF billion	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	PRVs	NRV	NRVs	values[4]

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	2.1	2.2	3.8	4.1	0.3	0.4	0.0	0.0	6.2	1,544.9	6.7	1,584.5	0.0

Swaps	9.5	9.9	23.6	24.3	152.1	140.5	144.8	142.9	330.0	8,543.3	317.6	8,260.0	15,002.0

Options	4.0	3.7	6.6	7.0	14.3	15.7	12.6	16.5	37.4	498.4	43.0	595.5	0.0

Exchange-traded contracts[5]

Futures													527.5

Options	0.8	0.8	0.5	0.5	0.1	0.1	0.0	0.0	1.4	6.4	1.4	8.7	0.0

Total	16.4	16.6	34.5	36.0	166.8	156.7	157.4	159.5	375.1	10,593.1	368.7	10,448.7	15,529.6

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	0.5	0.3	3.4	3.5	95.4	91.2	89.8	88.2	189.1	1,856.1	183.3	1,754.0	0.0

Total rate of return swaps	3.4	0.4	0.2	0.1	3.1	0.5	1.6	0.5	8.3	31.2	1.5	12.6	0.0

Options and warrants

Total	3.9	0.7	3.6	3.6	98.4	91.7	91.4	88.8	197.4	1,887.2	184.8	1,766.7	0.0

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	21.0	22.8	8.4	10.6	1.6	1.1	0.1	0.1	31.2	468.1	34.5	485.6	0.0

Interest and currency swaps	72.1	74.5	36.2	33.8	34.9	39.2	27.1	26.5	170.3	2,047.4	173.9	1,868.4	0.0

Options	7.5	7.6	10.0	9.1	2.1	1.8	0.0	0.0	19.7	610.1	18.6	524.8	0.0

Exchange-traded contracts[5]

Futures													1.7

Options	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	12.8	0.3	6.1	0.0

Total	101.0	105.2	54.6	53.5	38.7	42.1	27.2	26.6	221.5	3,138.3	227.3	2,884.8	1.7

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	1.9	1.6	2.0	1.8	2.2	2.0	0.2	0.3	6.4	68.5	5.7	40.1	0.0

Options	1.7	3.2	4.8	7.4	4.7	8.5	1.7	4.0	12.9	108.9	23.0	106.1	0.0

Exchange-traded contracts[5]

Futures													33.5

Options	5.0	5.2	5.3	6.7	4.8	5.6	0.9	1.2	16.1	97.9	18.7	110.5	0.0

Total	8.6	10.0	12.1	16.0	11.7	16.1	2.9	5.5	35.3	275.2	47.4	256.7	33.5

Commodities contracts

Over-the-counter (OTC) contracts

Forward contracts	3.0	2.4	4.3	3.7	1.9	1.6	0.9	1.1	10.0	39.1	8.7	33.1	0.0

Options	0.8	1.0	2.6	2.5	2.6	2.3	0.3	0.2	6.3	36.3	6.1	42.4	0.0

Exchange-traded contracts[5]

Futures													14.1

Options	2.1	2.2	3.8	3.9	2.7	2.7	0.0	0.0	8.6	74.7	8.7	95.6	0.0

Total	5.8	5.6	10.7	10.1	7.1	6.6	1.2	1.4	24.9	150.1	23.6	171.1	14.1

Total derivative instruments, based on IFRS netting	135.7	138.1	115.5	119.2	322.8	313.1	280.0	281.6	854.1	16,043.9	851.9	15,528.0	15,578.9

Replacement value netting, based on capital adequacy rules									(651.7)		(651.7)

Cash collateral netting									(41.3)		(52.8)

Total derivative instruments, based on capital adequacy netting[6]									161.1		147.4

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table. PRVs and NRVs are categorized in different time bands on the basis of the maximal duration of the derivative contract.  2 PRV: Positive replacement value.  3 NRV: Negative replacement value.  4 Receivables resulting from derivatives are recognized on UBS’s balance sheet under Due from banks and Loans: CHF 0.2 billion. Payables resulting from these derivatives are recognized on UBS’s balance sheet under Due to banks and Due to customers: CHF 0.1 billion.  5 Notional values of exchange-traded products include own account trades only.  6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.

Financial information
Notes to the consolidated financial statements

Off-balance-sheet information

Note 24 Pledgeable off-balance-sheet securities

The Group obtains securities which are not recorded on the balance sheet with the right to sell or repledge them as shown in the table below.

CHF million	31.12.09	31.12.08

Fair value of securities received which can be sold or repledged	528,856	651,380

under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	515,314	621,981

in unsecured borrowings	13,542	29,399

thereof sold or repledged	398,883	430,670

in connection with financing activities	335,371	343,252

to satisfy commitments under short sale transactions	47,469	62,431

in connection with derivative and other transactions	16,043	24,987

Note 25 Operating lease commitments

At 31 December 2009, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options, nor do they impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.09

Operating leases due

2010	989

2011	870

2012	786

2013	658

2014	555

2015 and thereafter	2,113

Subtotal commitments for minimum payments under operating leases	5,971

Less: Sublease rentals under non-cancellable leases	690

Net commitments for minimum payments under operating leases	5,281

Financial information

Note 25 Operating lease commitments (continued)

CHF million	31.12.09	31.12.08	31.12.07

Gross operating lease expense	1,191	1,215	1,251

from continuing operations	1,191	1,215	1,233

from discontinued operations	0	0	18

Sublease rental income from continuing operations	57	50	54

Net operating lease expense	1,134	1,165	1,197

from continuing operations	1,134	1,165	1,179

from discontinued operations	0	0	18

Operating lease contracts include non-cancellable long-term leases of office buildings in most UBS locations. At 31 December 2009, the minimum lease commitments for each of

11 office locations exceeded CHF 100 million and non-cancellable minimum lease commitments for the office location in New York exceeded CHF 500 million.

Financial information
Notes to the consolidated financial statements

Additional information

Note 26 Capital increases and mandatory convertible notes

June 2009 share capital increase

On 25 June 2009, UBS increased its share capital by issuing 293,258,050 new registered shares with a par value of CHF 0.10 each. The shares were placed with a small number of large institutional investors at a price of CHF 13.00 per share. Net proceeds from the capital increase were CHF 3.8 billion. The shares were issued upon decision by the Board of Directors out of authorized capital which had been approved at the annual general meeting of shareholders on 15 April 2009.

Conversion of the mandatory convertible notes
(MCNs) issued to the Swiss Confederation

On 19 August 2009, the Swiss Confederation announced the conversion of its UBS CHF 6 billion mandatory convert-

ible notes (MCNs). Upon conversion on 25 August 2009, UBS issued 332,225,913 new shares with a nominal value of CHF 0.10 each from existing conditional capital. The liability and the Negative replacement value recorded on the balance sheet for the principal amount and the embedded derivative component of the MCNs were reclassified to equity. The conversion of the MCNs resulted in an overall increase in equity of CHF 6,718 million for 2009, reflecting an increase in share capital of CHF 33 million and an increase in share premium of CHF 6,685 million. Prior to the conversion of the MCNs, the embedded derivative component was re-measured to fair value resulting in a gain of CHF 341 million for 2009. In addition, the Swiss Confederation waived its right to receive future coupon payments on the converted MCNs for a cash amount of approximately CHF 1.8 billion. The impact on UBS’s income statement resulting from this waiver was not material.

Note 27 Fair value of financial instruments

a) Valuation principles

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Financial instruments classified as held for trading or designated at fair value through profit or loss and financial assets classified as available for sale are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value of a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities with offsetting market risks, fair value is determined by valuing the gross long and short positions at current mid-market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate.
Where the market for a financial instrument is not active, fair value is established using a valuation technique or pricing model. These valuation techniques and models involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model risks, liquidity risk and credit risk. Based on the established fair value and model governance policies and related controls and procedures applied, the management believes that these valuation adjustments are necessary and appropriate to fairly state the values of financial instruments carried at fair value on the balance sheet.

When entering into a transaction where model inputs are not market observable, the financial instrument is initially recognized at the transaction price, which is generally the best indicator of fair value. This may differ from the value obtained from the valuation model (“Deferred day 1 profit or loss”). The timing of the recognition in profit and loss of this initial difference in fair value depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable.

Pricing models and valuation techniques

The most frequently applied pricing models and valuation techniques include discounted cash flow models, relative

Financial information

Note 27 Fair value of financial instruments (continued)

a) Valuation principles (continued)

value models and option pricing models. Discounted cash flows determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models are complex present value models, such as binomial options pricing models.

UBS uses widely recognized valuation models for determining fair values of financial instruments of lower complexity, such as interest rate and currency swaps. For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Such valuation models are used primarily to value derivatives transacted in the over-the-counter (OTC) market, unlisted equity and debt securities (including those with embedded derivatives), and other fair valued debt instruments for which markets were illiquid in 2009. Market-observable assumptions and inputs are used where available, and derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. Little, if any, weight is placed on transaction prices when calculating the fair value if there is no active market and the transactions are not orderly (i.e. distressed or forced). For positions where observable reference data are not available for some or all parameters, UBS calibrates the non-market-observable inputs used in its valuation models based on a combination of judgment, historical experience and knowledge of current market conditions. Assumptions and inputs used in valuation techniques and models include benchmark interest rates, credit spreads and other premia used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates and volatilities and correlations.
The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and valuation techniques employed may not fully reflect all factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to bring the fair value derived from the model towards the appropriate bid/offer price and cover close out costs, credit exposure and model uncertainty. The values derived from applying these techniques are significantly affected by the choice of valuation model and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility and credit risk. Accrued interest is recognized as part of the fair value of financial instruments accounted for at fair value. Lockup periods for equity investments are considered when determining fair value.

Interest rate curves

UBS uses various interest rate curves for valuing its financial instruments. Financial liabilities designated at fair value are measured using UBS’s senior debt curve. Financial assets designated at fair value are valued consistent with the curve used for the particular business. Uncollateralized credit exposure is reserved through normal credit rating and reserving methods. For the valuation of derivative instruments, UBS generally employs a LIBOR flat curve. If the derivatives are only partially collateralized, or uncollateralized, the credit exposure is adjusted through a credit valuation adjustment (CVA) or a debit valuation adjustment (DVA). For the valuation of overnight interest-rate swaps, the overnight interest-rate swap curve is applied.

Counterparty credit risk in the valuation of OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments

In order to arrive at fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in over-the-counter (OTC) derivatives transactions, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated market value of protection required to hedge against credit risk from counterparties in these instruments. CVA depends on expected future exposures, default probability and recovery rate. The calculation takes into account whether collateral or netting arrangements or break clauses are in place. The most significant component of the overall CVA is the portion related to monoline credit protection, discussed further below.

UBS’s own credit risk in the valuations of derivative financial liabilities (Negative replacement values)

In 2009, the Group revised its methodology for estimating debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, predominantly to align it with the CVA methodology described above. Under the previous approach, the Libor flat valuation of uncollateralized derivative liabilities after consideration of any netting agreement was revalued using UBS’s senior debt curve. The difference between the valuation at Libor flat and the valuation at the senior debt curve provided the life-to-date DVA, and the change in the life-to-date DVA between periods provided the own credit gain or loss in each period. Under the new approach, the Group applies a methodology consistent with that used to calculate CVA. The calculation takes into account negative expected exposure profiles for the derivative portfolio, collaterals, netting agreements, expected future

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

a) Valuation principles (continued)

mark-to-market movements, and UBS’s credit default spreads to determine the UBS counterparty exposure from the perspective of holders of UBS debt. The debit valuation adjustments (DVA) so calculated represent the theoretical costs to counterparties of hedging their UBS credit exposure or the credit risk reserve that a counterparty could reasonably be expected to hold against their credit risk exposure to

UBS, if they applied the same methodology as used to calculate UBS’s CVA. The impact of this methodology change is included in the financial impact of the valuation changes for derivative liabilities and financial liabilities designated at fair value described below.

As of 31 December 2009, the CVA and DVA for derivative financial instruments (replacement values) were as follows:

	31.12.09
CHF billion	CVA[1]	DVA

Life-to-date	(4.3)	0.4

of which: CVA on monoline credit protection – negative basis trades	(2.9)	N/A

of which: CVA on monoline credit protection – other	(0.2)	N/A

of which: CVA on other instruments	(1.2)	N/A

Year-to-date[2]	0.6	(1.9)

of which: CVA on monoline credit protection – negative basis trades	(0.8)	N/A

of which: CVA on monoline credit protection – other	0.4	N/A

of which: CVA on other instruments	1.1	N/A

1 Amounts do not include reserves against defaulted counterparties.   2 CVA amounts do not include commutations.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. They are discounted for fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Own credit changes were calculated based on a senior debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. The senior debt curve is considered to be representative of the credit risk which reflects the premium (or discount) that market participants require to acquire UBS debt. In the absence of an observable senior debt curve, credit default swap spreads would be considered as well.

The own credit results for Financial liabilities designated at fair value (predominantly issued structured products) were as follows:

Own credit on financial liabilities designated at fair value
	As of or for the year ended
CHF million	31.12.09 [1]	31.12.08	31.12.07

Total gain/(loss) for the year ended	(2,023)	2,032	659

of which: credit spread related only	(1,958)	3,993	659

Life-to-date gain	890	2,953	663

1 Includes the following impacts from valuation changes as of 1 January 2009: increase in own credit of CHF 823 million on a year-to-date and life-to-date basis; increase of CHF 441 million in own credit related to credit spread only.

Financial information

Note 27 Fair value of financial instruments (continued)

a) Valuation principles (continued)

The year-to-date amounts represent the portion of the change in fair value of the financial liabilities designated at fair value that is related to own credit. The life-to-date amount reflects the gain related to own credit by which the fair value of financial liabilities designated at fair value has changed since inception. Included in these amounts is the quantification of changes in fair value attributable to changes in UBS’s credit spread during the periods. In addition, the total own credit changes include the credit effect of “volume changes”, i.e. the credit effect of period changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third parties, or, in the case of the life-to-date amount, changes in the foreign exchange rates.

Changes to the valuation of derivative financial instruments and financial instruments designated at fair value

In 2009, UBS reviewed its approach to calculating and booking own credit of derivative liabilities and financial liabilities designated at fair value. The following paragraph describes the impacts of the changes on UBS’s 2009 results and balance sheet as of the transition date 1 January 2009.
UBS’s 2009 net profit and net trading income increased by CHF 143 million, made up of a charge of CHF 222 million to the Corporate Center and a CHF 365 million credit to the Investment Bank. The net impact on the Investment Bank comprises a credit of CHF 823 million related to own credit and a debit of CHF 458 million to the fixed income, currencies and commodities business. Financial liabilities designated at fair value decreased by CHF 1,080 million, Financial assets designated at fair value increased by CHF 198 million, Negative replacement values increased by CHF 1,119 million, and Positive replacement values decreased by CHF 16 million.

Reflection of market liquidity risk in fair value determinations

Fair value estimates incorporate the effects of market liquidity risk in the relevant markets. Market liquidity risk is the risk that a loss is incurred in neutralizing the exposures within a position or portfolio by either liquidating the position or establishing an offsetting position. A liquidity adjustment is therefore made to provide against the expected cost of covering open market risk positions within a portfolio or position. Bid/Offer adjustments are taken where a net open risk position is retained and the model on which it is valued is calibrated to mid market. Valuations based on models incorporate liquidity or risk premiums either implicitly (e.g. by calibrating to market prices that incorporate such premiums) or explicitly.

Reflection of model uncertainty in fair value determinations

Uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions and inputs used. In arriving at these estimates, UBS considers the range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities, and other relevant sources.

Valuation processes

UBS’s fair value and model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products need to be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of available external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business’ estimates of fair value against available market information. By benchmarking the business’ fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is evaluation of the appropriateness of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. An independent model review group reviews UBS’s valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’ estimate of fair value to either align with independent market information or financial accounting standards.

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

b) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at year-end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:
–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques
	31.12.09				31.12.08
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	110.9	65.5	11.6	188.0	128.1	128.4	15.3	271.8

Trading portfolio assets
pledged as collateral	31.3	12.3	0.6	44.2	25.4	13.2	1.6	40.2

Positive replacement values	4.0	393.8	23.8	421.7	5.1	811.2	37.8	854.1

of which:

Interest rate contracts	0.8	213.7	0.6	215.1	0.1	372.0	3.0	375.1

Credit derivative contracts	0.0	58.0	20.5	78.6	0.0	166.7	30.7	197.4

Foreign exchange contracts	0.3	95.9	0.9	97.1	0.4	221.0	0.0	221.5

Equity/index contracts	2.9	20.5	1.7	25.1	4.6	26.7	4.1	35.3

Commodities contracts	0.0	5.8	0.1	5.9	0.0	24.8	0.0	24.8

Financial assets designated
at fair value	0.8	9.2	0.3	10.2	1.1	11.2	0.6	12.9

Financial investments
available-for-sale	74.3	6.1	1.4	81.8	2.4	1.2	1.6	5.2

Total assets	221.4	487.0	37.6	745.9	162.1	965.2	57.0	1,184.3

Trading portfolio liabilities	33.5	13.6	0.4	47.5	33.9	27.5	1.0	62.4

Negative replacement values	3.7	389.2	17.0	409.9	4.9	812.0	35.0	851.9

of which:

Interest rate contracts	0.7	203.1	0.0	203.7	0.0	366.9	1.8	368.7

Credit derivative contracts	0.0	55.8	14.7	70.6	0.0	153.7	31.0	184.8

Foreign exchange contracts	0.3	99.4	1.4	101.1	0.3	227.0	0.0	227.3

Equity/index contracts	2.8	25.0	1.0	28.7	4.5	40.7	2.1	47.4

Commodities contracts	0.0	5.8	0.0	5.8	0.0	23.6	0.0	23.6

Financial liabilities
designated at fair value	0.0	102.4	10.3	112.7	0.0	91.2	10.3	101.5

Total liabilities	37.2	505.2	27.7	570.1	38.8	930.7	46.3	1,015.8

Detailed breakdowns of UBS’s trading portfolio and financial investments available-for-sale by fair value hierarchy levels are shown in Note 11 and 13, respectively.

Financial information

Note 27 Fair value of financial instruments (continued)

b) Fair value hierarchy (continued)

Transfers between level 1 and level 2 of the fair value hierarchy

Trading assets of approximately CHF 9 billion, of which CHF 5 billion are debt instruments, and trading liabilities of approximately CHF 4 billion, of which almost all are debt instruments, were transferred from level 2 to level 1 due to increased trading activities and volumes, respectively.
Trading assets and liabilities with amounts of approximately CHF 8 billion and approximately CHF 3 billion were transferred from level 1 to level 2. The assets largely related to government bonds (CHF 3 billion) and equity instruments (CHF 3 billion). The trading liabilities transferred from level 1 to level 2 consisted equally of short sold debt and equity instruments. These assets and liabilities transferred from level 1 to level 2 no longer met the average market activity UBS considers necessary when determining whether an instrument is traded in an active market.

Movements of level 3 instruments

The table below includes a roll-forward of the balance sheet amounts of the significant classes of financial instruments classified within level 3.

Movements of level 3 instruments and gains/losses for level 3 instruments held at the end of the reporting period
	Trading portfolio assets	Derivative instruments	Financial liabilities
	(including those pledged	(net replacement	designated at
CHF billion	as collateral)[1]	values)[1]	fair value[1]

Balance at 31 December 2008	16.9	2.8	10.3

Total gains/losses included in the income statement	(3.9)	2.4	(1.7)

Net trading income	(3.7)	2.2	(1.1)

Other	(0.2)	0.2	(0.6)

Purchases, sales, issuances and settlements	(6.3)	(1.0)	(4.6)

Purchases	5.6	0.0	0.0

Sales	(11.9)	0.0	0.0

Issuances	0.0	2.0	2.7

Settlements	0.0	(3.0)	(7.3)

Transfers into and/or out of level 3	5.4	2.8	5.3

Transfers into level 3	12.5	3.3	8.0

Transfers out of level 3	(7.1)	(0.5)	(2.7)

Foreign currency translation	0.1	(0.2)	1.0

Balance at 31 December 2009	12.2	6.8	10.3

Total gains/losses for the period included in the income statement for level 3 instruments held at the end of the reporting period	(0.5)	(0.6)	(0.7)

Net trading income	(1.0)	(0.6)	(0.7)

Other	0.5	0.0	0.0

1 Where financial instruments moved into or out of level 3 level during 2009, this change is reflected as if the financial instrument had been in the new level as of the beginning of the quarter in which the movement took place.

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

b) Fair value hierarchy (continued)

Material changes in level 3 instruments

As of 31 December 2009, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following instruments:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDOs),
–	instruments linked to the US residential and US commercial real estate markets,
–	non-US reference-linked notes, and
–	equity-linked notes issued by UBS.

Trading portfolio assets

Trading portfolio assets transferred into and out of level 3 amounted to CHF 12.5 billion and CHF 7.1 billion, respectively. On a net basis, approximately CHF 3 billion of transfers into level 3 were related to certain non-US reference-linked notes held in Asia as price determining factors for these instruments, such as prices of the underlying asset-backed securities, including residential and commercial real-estate securities, became unobservable. Other credit positions (largely puttable bonds) of approximately CHF 2 billion were transferred into level 3 since the embedded options could not be price tested. In addition, leverage finance instruments, asset-backed securities and other instruments of approximately CHF 1 billion in total, were transferred into level 3 due to prices becoming unobservable. Transfers out of level 3, on a net basis, largely comprised structured rates and credit trades of approximately CHF 1 billion, since liquidity had returned to the underlying markets, as well as corporate bonds of approximately CHF 1 billion, for which independent pricing sources became observable.
Level 3 trading assets purchased in 2009 largely include leverage finance products of approximately CHF 2 billion and other credit instruments of approximately CHF 1 billion.
Due to sales and settlements, level 3 instruments decreased by approximately CHF 12 billion. The following instruments were affected: structured rates and credit trades by approximately CHF 1 billion, bespoke CDOs by approximately CHF 2 billion, instruments linked to the US sub-prime residential and US commercial real estate markets by approximately CHF 3 billion, instruments linked to the non-US real estate market by approximately CHF 2 billion, and leverage finance instruments, reference-linked notes, non-real estate asset-backed securities, and other credit instruments by approximately CHF 1 billion for each of these categories.

Derivative instruments

Net replacement values transferred into and out of level 3 amounted to approximately CHF 3 billion and approximately CHF 1 billion, respectively. Transfers into level 3 instruments included Positive replacement values of CHF 26 billion and negative replacement values of CHF 23 billion. Transfers out of level 3 instruments included Positive replacement values of CHF 20 billion and negative replacement values of CHF 19 billion.
Transfers into level 3 of replacement values mainly included bespoke CDOs, whose correlation was not observable through models or through reference data, single-name corporate credit default swaps (CDS), for which credit curves were not available from pricing sources, and home equity loans CDSs and other instruments linked to the US residential real estate market, whose recovery values became unobservable due to the illiquidity of the underlying positions. In addition, certain structured rates and credit trades whose loan and credit curves were unobservable have been transferred to level 3.
Transfers of replacement values out of level 3 consisted mainly of structured rates and credit trades, for which independent pricing sources (e.g. reliable quotes from pricing services) became available, and other credit instruments for which recovery rates and credit spreads could be observed in the market.

Financial liabilities designated at fair value

Level 3 financial liabilities designated at fair value reclassified into level 3 in 2009 of CHF 8 billion predominantly related to hybrid financial liabilities, including equity-linked notes issued by UBS, and funded credit derivatives. The main driver for the reclassification was the lack of market data for underlying credit default swap curves.

Level 3 sensitivity information

Financial instruments carried at fair value on UBS’s balance sheet include a subset of instruments for which fair value is measured in full or in part using valuation techniques based on assumptions that are not supported by market observable prices or rates.
There may be uncertainty about a valuation, resulting from the choice of the valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a result of other elements affecting the valuation technique or model.
At 31 December 2009, UBS performed a sensitivity analysis to assess the range of reasonably possible alternative val-

Financial information

Note 27 Fair value of financial instruments (continued)

b) Fair value hierarchy (continued)

uations for level 3 instruments. In undertaking this analysis, UBS evaluated these instruments by classifying them into low, medium and high categories of valuation uncertainty based on the assessment of instrument level characteristics and available market information. Instrument level characteristics include the model from which the valuation was derived, the degree of impact on fair value by unobservable parameters, reserves and valuation adjustments. Market information includes any data that supports the classification such as reference to similar instruments and observable pa-

rameter information. Based on the valuation uncertainty assigned to an instrument, the market value was adjusted upward and downward and summed across the level 3 financial assets and liabilities to arrive at the estimated range of reasonably possible alternative valuations, as shown in the table below: Favorable valuation changes for assets would be offset to a significant degree by unfavorable changes in liabilities and vice versa as a consistent use of different assumptions and estimates would prevent a simultaneous favorable or unfavorable valuation change of assets and liabilities.

As of 31 December 2009, CHF billion	Favorable changes	Unfavorable changes

Financial assets[1]	4.1	(4.1)

of which: trading portfolio assets (including those pledged as collateral)	1.0	(10)

of which: positive replacement values	3.1	(3.1)

Financial liabilities	(3.3)	3.3

of which: financial liabilities designated at fair value	(1.6)	1.6

of which: negative replacement values	(1.7)	1.7

1 Includes level 3 sensitivity for financial instruments accounted for at fair value through profit or loss.

c) Valuation techniques by product and market risk sensitivity

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information for certain significant instrument categories that are excluded from Management Value-at-Risk as disclosed in the Risk and treasury management section of this report is provided.

Credit valuation adjustments on monoline credit protection
UBS previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential mortgage-backed securities collateralized debt obligations (RMBS CDO), transactions with collateralized loan obligation (CLO) and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these mono-line exposures have been a source of valuation uncertainty, given market illiquidity and the terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS

CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is based on current exposure.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 2,000 basis points to 2,200 basis points for a specific monoline) was considered. At 31 December 2009, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 77 million (CHF 80 million; 31 December 2008: USD 206 million or CHF 220 million). The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 20% to 19% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 26 million (CHF 27 million) in the CVA (31 December 2008: USD 58 million or CHF 62 million). The sensitivity to recovery rates is substantially linear.

Instruments linked to US residential real estate market

As of 31 December 2009, instruments linked to the US residential real estate market (e.g., US RMBS CDO) are presented as Positive or Negative replacement values, or trading portfolio assets. The Group applies a fundamental model,

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques by product and market risk sensitivity (continued)

based on contractual cash flows of the underlying bonds due to the absence of liquidity, and therefore pricing information. The contractual cash flows are adjusted for the expected rate of underlying defaults. Losses in the underlying mortgage pools are derived from the development of default and prepayment curves to which loss severity and interest curves are applied. The projected lifetime losses are additionally calibrated to ABX market indices. The default adjusted mortgage bond cash flows are then aggregated across all bond positions in the CDO, to arrive at the overall expected cash flows from the mortgage pool, used for the discounting process. The principles of this model are applied to both cash and synthetic instruments.

Commitments to acquire auction rate securities (ARSs)

Following the settlement agreements reached regarding ARS, UBS has fair valued its commitment to repurchase eligible ARS from customers at par. The commitment is treated as a derivative and fair valued through profit or loss. The value of the derivative has three main variables: (1) forward fair market value of the ARS underlying the remaining outstanding commitments, (2) client put behavior, and (3) forecasted issuer redemptions at par. The model to value the commitment considers the cash flows of the trusts themselves, and where the predicted cash flows are expected to create a surplus, the trust is assumed to redeem at par, because its choices of alternative actions, primarily to issue new loans or redeem, are severely restricted. UBS assumes that all clients will put their eligible ARS back to UBS at par on the first eligible day pursuant to the agreement with the US authorities. The discount rates in this model embed risk premiums that are calibrated to observed market transactions. UBS estimates that a 50% increase or decrease in the risk premiums would result in a loss of approximately USD 287 million (CHF 297 million) or gain of approximately USD 303 million (CHF 314 million). As of 31 December 2008 a similar model was applied, however, at the beginning of 2009 revisions were made to better reflect assumptions about when the clients are expected to exercise their put options.

US reference-linked notes (US RLNs)

The US reference-linked notes (US RLNs) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD Asset-Backed Securities (ABSs) (primarily commercial mortgage-backed securities and sub-prime residential mortgage-backed securities) and/or corporate bonds and loans across all rating categories. The credit protection embodied in the

RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects. As of 31 December 2009, the fair value of the US RLN credit protection (pre-reserve) is approximately USD 1,502 million (CHF 1,555 million; 31 December 2008: USD 3,284 million or CHF 3,502 million). The fair value adjustments calculated by applying the shocks described above are approximately USD 71 million (CHF 74 million; 31 December 2008: USD 299 million or CHF 319 million) as of 31 December 2009. This adjustment may also be considered a measurement of sensitivity.

Non-US reference-linked notes (Non-US RLNs)

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US reference-linked note (non-US RLN) credit protection as to the US RLN credit protection described above, except that the spread is shocked by 10% for European corporate names. As of 31 December 2009, the fair value of the non-US RLN credit protection is approximately USD 1,155 million (CHF 1,196 million; 31 December 2008: USD 1,971 million or CHF 2,102 million). The fair value adjustments (up and down) calculated by applying the shocks described above are approximately USD 105 million (CHF 109 million; 31 December 2008: USD 155 million or CHF 165 million). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

Under IFRS, UBS’s option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at

Financial information

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques by product and market risk sensitivity (continued)

fair value (Positive replacement values) with changes to fair value recognized in profit and loss. As of 31 December 2009, the fair value (after adjustments) of UBS’s call option was approximately USD 1,174 million (CHF 1,216 million; 31 December 2008: CHF 1,100 million).

The model adopted in 2009 incorporates cash flow projections for all assets within the fund across various scenarios and is calibrated to market levels by setting the spread above one-month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. For 31 December 2009, this adjustment was USD 262 million (CHF 271 million; 30 September 2009: USD 229 million or CHF 237 million). As of 31 December 2009, a 100 basis points increase in the discount rate would have decreased the option value by approximately USD 126 million (CHF 130 million) and a 100 basis points decrease would have increased the option value by approximately USD 143 million (CHF 148 million).

Bespoke collateralized debt obligations (CDOs)

Significant positions of bespoke CDOs are classified as level 3 instruments (31 December 2009: Positive replacement value of CHF 6,067 million and Negative replacement value of CHF 6,208 million; 31 December 2008: Positive replacement value of CHF 15,118 million and Negative replacement value of CHF 16,137 million). The instruments represent customized collateralized debt obligations. These products are sold in ‘tranches’ whereby the tranche’s seniority and attachment points reflect the size of the risk being taken. One of the main risks that the investor is exposed to is the correlation behavior of the names in the tranche.

The primary market inputs to the valuation approach are observed in the vanilla credit markets, being the vanilla credit indices and single name credit curves. A widely-used modeling approach is applied, which first constructs the correlation from the index information and then values the transaction by comparing it to the index.

Equity-linked notes issued by UBS

As of 31 December 2009, equity-linked notes issued by UBS of CHF 3,398 million (31 December 2008: CHF 3,316 million) accounted for as financial liabilities designated at fair value were classified as level 3.
The valuation models used for these types of notes are a market standard Black-Scholes model for the more standard vanilla type returns and a “Local Volatility Monte Carlo” based approach for more complex instruments.
While some of the parameter inputs to these models will be observable, for example equity and FX spot prices and interest rates, others will be based on valuation techniques or will require the extrapolation of observable data, which may result in an instrument being required to be classified in level 3.
The main parameters which may not be directly observable are equity volatilities and dividend assumptions for longer-dated trades which will normally be extrapolated from observable shorter-term market information. Correlation inputs, required for instruments where the value is based upon multiple underlyings, will be calculated by a modeling technique which uses historic data to estimate future correlation levels, the model output being bench-marked against available information.

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

d) Deferred day 1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price although the values obtained from the relevant valuation model on day 1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss).

Deferred day 1 profit or loss

	For the year ended
CHF million	31.12.09	31.12.08

Balance at the beginning of the year	627	550

Deferred profit/(loss) on new transactions	231	588

Recognized (profit)/loss in the income statement	(240)	(459)

Foreign currency translation	(19)	(52)

Balance at the end of the year	599	627

On 31 December 2009, deferred day 1 profit or loss of approximately CHF 0.3 billion (31 December 2008: approximately CHF 0.4 billion) pertains to multi-name credit default swaps (largely structured rates and credit trades, including bespoke CDOs), and of approximately CHF 0.3 billion (31 December 2008: approximately CHF 0.2 billion) to over-the-counter (OTC) equity options. Both instruments are presented as replacement values on UBS’s balance sheet.

e) Financial instruments accounted for at amortized cost

The following table reflects the estimated fair values for UBS’s instruments accounted for at amortized cost. Refer to Note 29 for an overview of financial assets classified as

“loans and receivables” and financial liabilities accounted for at amortized cost.

	31.12.09		31.12.08
CHF billion	Carrying value	Fair value	Carrying value	Fair value

Assets

Due from banks	46.6	46.6	64.5	64.5

Loans	305.1	306.0	338.5	338.1

Cash collateral on securities borrowed	63.5	63.5	122.9	122.9

Reverse repurchase agreements	116.7	116.7	224.6	224.8

Accrued income and prepaid expenses, other assets	5.1	5.1	9.1	9.1

Liabilities

Due to banks	65.2	65.1	125.6	125.6

Due to customers	410.5	410.5	465.7	465.7

Cash collateral on securities lent	8.0	8.0	14.1	14.1

Repurchase agreements	64.2	64.2	102.5	102.5

Debt issued	134.5	133.6	201.2	199.7

Accrued expenses and deferred income, other liabilities	15.9	15.9	22.8	22.8

Off-balance-sheet financial instruments

Loan commitments[1]	0.3	0.4

Guarantees and similar instruments[2]	0.1	(0.1)

1 Loan commitments include derivative loan commitments, loan commitments accounted for as financial liabilities designated at fair value and other loan commitments not recognized on balance sheet, unless a provision is required.  2 The fair value of financial guarantees is positive as the present value of the expected fees exceeds the present value of the expected outflows.

Financial information

Note 27 Fair value of financial instruments (continued)

e) Financial instruments accounted for at amortized cost (continued)

The fair values included in the table above were calculated for disclosure purposes only. The valuation techniques and assumptions described below provide a measurement of fair value of UBS’s financial instruments accounted for at amortized cost. However, because other institutions may use different methods and assumptions for their fair value estimation, such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied for financial instruments accounted for at fair value, whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments accounted for at amortized cost:
–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, where available.
–	Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.
–	For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments accounted for at amortized cost have remaining maturities of three months or less: 99% of loans due from banks; 55% of loans due from customers; 100% of cash collateral on securities borrowed; 100% of reverse repurchase agreements; 96% of amounts due to banks; 100% of amount due to customers; 100% of cash collateral on securities lent; 100% of repurchase agreements; and 49% of debt issued.
–	The fair value of variable-interest bearing financial instruments accounted for at amortized cost is assumed to be approximated by their carrying amounts, which are net of credit loss allowances, and does not reflect fair value changes in the credit quality of counterparties or UBS’s own credit movements.
–	The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.
–	Loans include Wealth Management assets, mainly mortgage loans, where fair values exceed related carrying values by CHF 3.3 billion, and Investment Bank assets where fair values fall below related carrying values by CHF 2.4 billion, of which CHF 0.9 billion relate to reclassified financial assets.
–	The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

Financial information
Notes to the consolidated financial statements

Note 28 Pledged assets and transferred financial assets which do not qualify for derecognition

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions, in con-

nection with derivative transactions, as security deposits for stock exchanges and clearinghouse memberships, or transferred for security purpose in connection with the issuance of covered bonds.

Assets pledged
	Carrying amount
CHF million	31.12.09	31.12.08

Financial assets held for trading pledged to third parties for liabilities with and without the right of rehypothecation	64,748	78,002

of which: pledged to third parties with right of rehypothecation	44,221	40,216

Mortgage loans[1]	21,741	3,699

Other[2]	65,775	21,040

Total	152,264	102,741

1 Book value includes mortgage loans transferred for security purpose in preparation of upcoming covered bond issuances.   2 Includes financial investments available-for-sale of CHF 53 billion (2008: CHF 0 billion) and reclassified financial assets of CHF 10 billion (2008: CHF 16 billion).

The following table presents details of financial assets which have been sold or otherwise transferred, but which do not qualify for derecognition. Criteria for derecognition are discussed in Note 1a) 5).

Transfer of financial assets which do not qualify for derecognition
	Continued asset recognition in full – Total assets
CHF billion	31.12.09	31.12.08

Nature of transaction

Securities lending agreements	17.1	22.0

Repurchase agreements	24.6	13.1

Other financial asset transfers	110.9	46.6

Total	152.6	81.7

The transactions are mostly conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralization of the positions. The financial assets which continue to be recognized are typically transferred in exchange for cash or other financial assets. The associated liabilities can therefore be assumed to be approximately the carrying amount of the transferred financial assets except for certain positions pledged with central banks.

     UBS retains substantially all risks and rewards of the transferred assets in each situation of continued recognition in full. These include credit risk, settlement risk, country risk and market risk.

     Repurchase agreements and securities lending agreements are discussed in Notes 1a) 13) and 1a) 14). Other financial asset transfers include sales of financial assets while concurrently entering into a total rate of return swap with the same counterparty and sales of financial assets involving guarantees.

     Transferred financial assets which are subject to partial continued recognition were immaterial in 2009 and 2008. The carrying amounts of the partially recognized transferred financial assets are included in the table.

Financial information

Note 29 Measurement categories of financial assets and financial liabilities

a) Measurement categories of financial assets and financial liabilities

The following table provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and financial liabilities as defined in IAS 39. Only those assets and liabilities which are deemed to be financial instruments are included in the table below, which causes certain balances to differ from those presented on the balance sheet.

    Refer to “Note 27 Fair value of financial instruments” for more information on how fair value of financial instruments is determined.

	31.12.09	31.12.08

Financial assets[1]

Held for trading

Trading portfolio assets	171,173	261,904

Trading portfolio assets pledged as collateral	44,221	40,216

Debt issued[2]	3,109	4,152

Positive replacement values	421,694	854,100

Total	640,197	1,160,372

Fair value through profit or loss

Financial assets designated at fair value	10,223	12,882

Cash, loans and receivables

Cash and balances with central banks	20,899	32,744

Due from banks	46,574	64,451

Cash collateral on securities borrowed	63,507	122,897

Reverse repurchase agreements	116,689	224,648

Loans	305,061	338,520

Accrued income and prepaid expenses	1,465	3,238

Other assets	3,594	5,901

Total	557,789	792,399

Available-for-sale

Financial investments available-for-sale	81,757	5,248

Total financial assets	1,289,966	1,970,901

Financial liabilities

Held for trading

Trading portfolio liabilities	47,469	62,431

Debt issued[2]	8	185

Negative replacement values	409,943	851,864

Total	457,420	914,480

Fair value through profit or loss, other

Financial liabilities designated at fair value	112,653	101,546

Amounts due under unit-linked contracts	21,740	22,084

Total	134,393	123,630

Financial liabilities at amortized cost

Due to banks	65,166	125,628

Cash collateral on securities lent	7,995	14,063

Repurchase agreements	64,175	102,561

Due to customers	410,475	465,741

Accrued expenses and deferred income	8,522	10,012

Debt issued	134,453	201,221

Other liabilities	7,415	12,765

Total	698,201	931,991

Total financial liabilities	1,290,014	1,970,101

1 CHF 138 billion of Loans, CHF 0 billion of Due from banks, CHF 8 billion of Financial investments available-for-sale and CHF 7 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months.   2 Embedded derivatives presented on the balance sheet line Debt issued.

Financial information
Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

b) Reclassification of financial assets

The reclassification of financial assets reflected UBS’s change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term. The financial assets were reclassified using their fair value on the date of the reclassification, which became their new cost basis at that date.

    In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified out of Trading portfolio assets to Loans.

    The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	31.12.09	31.12.08

Carrying value of trading portfolio assets reclassified	19.9	24.2

Fair value of trading portfolio assets reclassified	19.0	20.8

Pro-forma fair value gain/(loss)	(0.9)	(3.4)

In 2009, carrying values decreased by approximately CHF 4.3 billion mainly due to sales of approximately CHF 2.6 billion. Redemptions, credit loss expenses of CHF 1 billion and the appreciation of the Swiss franc against the US dollar resulted in a decrease of approximately CHF 3.3 billion. The decrease was partially offset by financial assets of CHF 0.6 billion reclassified in 2009, and the accretion of interest of approximately CHF 0.9 billion from the amortization of the discount between carrying values and the expected recoverable amounts.

    Fair values of reclassified financial assets decreased as well by approximately CHF 1.8 billion in 2009, which includes a fair value gain of approximately CHF 4.7 billion and financial assets reclassified in 2009 of CHF 0.6 billion, offset by decreases of approximately CHF 2.6 billion related to sales and decreases of approximately CHF 4.5 billion related to redemptions and the decline of the CHF/USD exchange rate.

    The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
				Ratio of carrying
31.12.09, CHF billion	Notional value	Fair value	Carrying value	to notional value

US student loan and municipal auction rate securities	9.3	8.0	8.2	88%

Monoline-protected assets[1]	7.5	6.1	6.5	86%

Leveraged finance	2.6	0.9	0.8	30%

CMBS/CRE (excluding interest-only strips)	2.0	1.5	1.6	82%

US reference-linked notes	1.1	0.9	1.0	86%

Other assets	1.1	0.9	1.0	90%

Total (excluding CMBS interest-only strips)	23.6	18.2	19.0	80%

CMBS interest-only strips		0.8	0.9

Total reclassified assets	23.6	19.0	19.9

1 Includes CDOs (notional value of approximately CHF 0.45 billion; carrying value and fair value of approximately CHF 0.3 billion) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods.

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the year ended
CHF billion	31.12.09	31.12.08

Net interest income	1.5	0.1

Credit loss (expense)/recovery	(1.0)	(1.3)

Other income	0.1	0.0

Impact on operating profit before tax	0.6	(1.2)

Financial information

Note 29 Measurement categories of financial assets and financial liabilities (continued)

c) Maximum exposure to credit risk and credit quality information

The table below presents the Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements. The amounts included in the table represent the carrying amounts of financial instruments subject to credit risk which were determined under the guidance of IFRS. Financial instruments have been netted only if and to the extent a) legally enforceable rights to offset exist, and b) UBS has the intention to settle the underlying transactions on a net basis. As such, the amounts disclosed in the table below should not necessarily be considered a “risk measure”.

Maximum exposure to credit risk[1]
	31.12.09						31.12.08
CHF million	WM&SB	WMA	IB	Other	[2]	UBS	WM&SB	WMA	IB	Other	[2]	UBS

Balances with central banks	8,589	0	9,525	0		18,114	17,628	0	11,528	0		29,156

Due from banks	2,651	1,074	42,568	282		46,574	5,499	1,096	57,475	381		64,451

Loans	194,410	21,492	89,057	101		305,061	203,758	23,956	110,056	750		338,520

Cash collateral on securities borrowed	0	0	63,507	0		63,507	0	0	122,897	0		122,897

Reverse repurchase agreements	1,107	4,302	109,896	1,384		116,689	0	4,223	219,580	844		224,648

Accrued income, other assets and debt underwriting commitments subject to credit risk	1,319	147	2,436	1,185		5,087	1,955	183	4,526	2,479		9,144

Financial instruments measured at amortized cost on balance sheet	208,076	27,015	316,989	2,952		555,032	228,840	29,458	526,062	4,454		788,816

Positive replacement values	2,534	520	416,862	1,778		421,694	5,610	491	847,158	841		854,100

Trading portfolio assets (including pledged positions) – debt instruments	16,341	1,107	117,047	4,535		139,030	85	1,343	219,739	3,695		224,862

Financial assets designated at fair value – debt instruments	65	0	9,317	0		9,383	0	0	11,803	0		11,803

Financial investments available-for-sale – debt instruments	5,393	16,515	52,183	6,315		80,406	615	278	2,451	223		3,567

Financial instruments measured at fair value on balance sheet	24,333	18,142	595,409	12,628		650,513	6,310	2,112	1,081,151	4,759		1,094,332

Credit guarantees, performance guarantees, documentary credits and similar instruments[3]	11,888	385	4,569	137		16,979	14,258	405	4,856	149		19,668

Undrawn irrevocable credit facilities	7,236	498	51,593	0		59,328	2,775	13	57,528	0		60,316

Irrevocable commitments to acquire ARS	0	0	8,700	0		8,700	0	0	16,571	0		16,571

Commitments	19,124	883	64,862	137		85,007	17,033	418	78,955	149		96,555

Total at the year-end	251,533	46,040	977,260	15,717		1,290,552	252,183	31,988	1,686,168	9,362		1,979,703

1 The exposures are considered the best representation of “maximum exposure to credit risk” as defined by IFRS, without taking into account additional netting potentials, collaterals and other credit risk mitigation measures.   2 Other includes Global Asset Management and the Corporate Center.   3 The related provision of CHF 90 million (CHF 31 million for 2008) has been deducted.

The table above does not include written credit protection, which is generally recognized on UBS’s balance sheet under Negative replacement values. It also excludes UBS’s obligations under the Swiss Deposit Insurance.

The maximum exposure to credit risk determined under IFRS guidance and disclosed in the table above is actively managed and subject to credit risk management such as collater-

alization and hedging. Collateral held and credit risk mitigation is described in the section “Risk management and control”.

Financial information
Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

c) Maximum exposure to credit risk and credit quality information (continued)

Financial assets subject to credit risk by rating category
CHF million							31.12.09

Rating category	0–1	2–3	4–5	6–8	9–13	defaulted	Total

Balances with central banks	14,491	3,615	9				18,114

Due from banks	3,392	39,256	2,526	1,108	186	106	46,574

Loans	21,000	82,204	81,791	98,611	18,544	2,910	305,061

Cash collateral on securities borrowed and reverse repurchase agreements	47,928	100,127	24,108	7,444	537	52	180,196

Positive replacement values	18,138	357,590	31,511	10,316	2,682	1,456	421,694

Trading portfolio assets (including pledged) – debt instruments	61,492	57,128	10,081	4,523	5,090	716	139,030

Financial investments available-for-sale – debt instruments	75,363	5,007	3	25	8		80,406

Other financial instruments	696	9,211	2,435	945	559	624	14,470

Commitments[1]

Guarantees and similar instruments[2]	87	8,391	4,129	2,931	1,475	56	17,070

Undrawn irrevocable credit facilities	962	40,682	8,441	3,357	5,463	422	59,328

Total	243,550	703,210	165,033	129,262	34,546	6,341	1,281,942

CHF million							31.12.08

Rating category	0-1	2-3	4-5	6-8	9-13	defaulted	Total

Balances with central banks	23,619	5,534	3				29,156

Due from banks	5,697	43,075	13,847	1,418	327	87	64,451

Loans	26,210	97,300	82,431	108,076	20,204	4,298	338,520

Cash collateral on securities borrowed and reverse repurchase agreements	95,379	218,644	19,841	12,528	711	441	347,544

Positive replacement values	46,805	602,505	172,865	24,333	5,081	2,511	854,100

Trading portfolio assets (including pledged) – debt instruments	98,836	89,508	20,780	7,103	8,031	604	224,862

Financial investments available-for-sale – debt instruments	3,271	131	110	35	16	3	3,567

Other financial instruments	1,253	13,085	2,846	2,048	890	824	20,947

Commitments[1]

Guarantees and similar instruments[2]	36	9,496	4,944	3,654	1,497	72	19,699

Undrawn irrevocable credit facilities	238	33,820	15,285	2,840	7,719	415	60,316

Total	301,344	1,113,099	332,952	162,035	44,477	9,254	1,963,161

1 Excludes commitments to acquire ARS of CHF 8,700 million for 2009 (CHF 16,571 million 2008).   2 The provisions of CHF 90 million for 2009 (CHF 31 million 2008) are not deducted from the notional value of “guarantees and similar instruments”.

Financial information

Note 30 Pension and other post-employment benefit plans

a) Defined benefit plans

UBS has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is 31 December for each year presented.

The overall investment policy and strategy for UBS’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan fiduciaries are responsible for determining the mix of asset types and target allocations which are reviewed by the plan fiduciaries on a regular basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.
The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

Swiss pension plan

The Swiss pension plan covers all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. The Swiss plan allows employees a choice in the level of annual contributions paid by the employee. The pension plan provides benefits which are based on annual contributions as a percentage of salary and accrue at an interest rate that is defined annually by the Pension Foundation Board.

Contributions to the pension plan are paid by employees and the employer. The employee contributions are calculated as a percentage of covered salary and are deducted monthly. The percentages deducted from salary for the full standard level of benefit coverage depend on age and vary between 1% and 9% of covered base salary and 3% and 8% of covered variable compensation. The employer pays a contribution that ranges between 100% and 375% of employees’ contributions for the standard level of benefit coverage. The benefits covered include retirement benefits; disability, death and survivor pensions; and employment termination benefits.

The employer contributions expected to be made in 2010 to the Swiss pension plan are CHF 560 million.

Foreign pension plans

The foreign locations of UBS operate various pension plans in accordance with local regulations and practices. The locations with defined benefit plans of a material nature are in the UK, the US and Germany. The UK and the US defined benefit plans are closed to new entrants who are covered by defined contribution plans. The amounts shown for foreign plans reflect the net funded positions of the material foreign plans.
The pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the defined rate of benefit accrual and level of compensation. The plans are funded entirely by UBS. The employer contributions expected to be made in 2010 to these pension plans are CHF 107 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions.
Refer also to Note 1a) 23).

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07

Defined benefit obligation at the beginning of the year	(21,311)	(20,877)	(21,506)	(3,642)	(4,928)	(5,207)

Service cost	(432)	(336)	(367)	(41)	(63)	(88)

Interest cost	(672)	(710)	(633)	(230)	(251)	(264)

Plan participant contributions	(195)	(233)	(236)

Amendments	0	0	(414)

Actuarial gain/(loss)	231	(288)	1,508	(471)	318	236

Benefits paid	1,314	1,158	792	153	148	151

Termination benefits	(54)	(25)	(21)

Acquisitions				0	0	(54)

Foreign currency translation				(122)	1,134	298

Defined benefit obligation at the end of the year	(21,119)	(21,311)	(20,877)	(4,353)	(3,642)	(4,928)

Fair value of plan assets at the beginning of the year	19,029	22,181	21,336	2,866	4,579	4,602

Expected return on plan assets	846	990	1,067	202	282	313

Actuarial gain/(loss)	963	(3,820)	(250)	266	(1,027)	(97)

Employer contributions	567	603	584	232	194	200

Plan participant contributions	195	233	236

Benefits paid	(1,314)	(1,158)	(792)	(153)	(148)	(151)

Foreign currency translation				104	(1,014)	(288)

Fair value of plan assets at the end of the year	20,286	19,029	22,181	3,517	2,866	4,579

Funded status	(833)	(2,282)	1,304	(836)	(776)	(349)

Unrecognized net actuarial (gains)/losses	2,996	4,405	2,123	1,475	1,324	975

Unrecognized assets	0	0	(1,304)

(Accrued)/prepaid pension cost	2,163	2,123	2,123	639	548	626

Movement in the net (liability) or asset

(Accrued)/prepaid pension cost at the beginning of the year	2,123	2,123	1,953	548	626	633

Net periodic pension cost	(527)	(603)	(414)	(167)	(69)	(97)

Employer contributions	567	603	584	232	194	200

Acquisitions				0	0	(54)

Foreign currency translation				26	(203)	(56)

(Accrued)/prepaid pension cost	2,163	2,123	2,123	639	548	626

Amounts recognized in the balance sheet

Prepaid pension cost	2,163	2,123	2,123	890	798	887

Accrued pension liability				(251)	(250)	(261)

(Accrued)/prepaid pension cost	2,163	2,123	2,123	639	548	626

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit plans (continued)

CHF million	Swiss			Foreign
For the year ended	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07

Components of net periodic pension cost

Service cost	432	336	367	41	63	88

Interest cost	672	710	633	230	251	264

Expected return on plan assets	(846)	(990)	(1,067)	(202)	(282)	(313)

Amortization of unrecognized net (gains)/losses	215	0	0	98	37	58

Immediate recognition of net actuarial (gains)/losses in current period	0	1,826	(1,258)

Immediate recognition of past service cost in current period	0	0	414

Special termination benefits	54	25	21

Limit of defined benefit asset	0	(1,304)	1,304

Net periodic pension cost	527	603	414	167	69	97

Funded and unfunded plans
	Swiss
CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Defined benefit obligation from funded plans	(21,119)	(21,311)	(20,877)	(21,506)	(20,972)

Plan assets	20,286	19,029	22,181	21,336	20,229

Surplus/(deficit)	(833)	(2,282)	1,304	(170)	(743)

Experience gains/(losses) on plan liabilities	214	0	0

Experience gains/(losses) on plan assets	963	(3,820)	(250)

	Foreign
CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Defined benefit obligation from funded plans	(4,078)	(3,402)	(4,654)	(5,002)	(4,635)

Defined benefit obligation from unfunded plans	(275)	(240)	(274)	(205)	(385)

Plan assets	3,517	2,866	4,579	4,602	4,288

Surplus/(deficit)	(836)	(776)	(349)	(605)	(732)

Experience gains/(losses) on plan liabilities	(12)	62	(32)

Experience gains/(losses) on plan assets	266	(1,027)	(97)

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit plans (continued)

	Swiss			Foreign
	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.3	3.3	3.5	5.7	6.0	5.8

Expected rate of salary increase	2.5	2.5	2.5	5.0	4.5	4.8

Rate of pension increase	0.5	0.5	0.8	2.5	1.9	2.4

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.3	3.5	3.0	6.0	5.8	5.2

Expected rate of return on plan assets	4.5	4.5	5.0	6.6	7.1	7.0

Expected rate of salary increase	2.5	2.5	2.5	4.5	4.8	4.6

Rate of pension increase	0.5	0.8	0.8	1.9	2.4	2.1

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	35	26	38	46	46	50

Debt instruments	51	55	47	35	35	38

Real estate	13	13	11	3	3	4

Other	1	6	4	16	16	8

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	18–44	20–48	33–51	42–45	45–48	49–52

Debt instruments	41–65	37–63	31–50	37–44	37–38	38–44

Real estate	9–17	10–20	10–19	3–7	3–7	4–6

Other	0–5	0–5	0	11–12	10–12	1–3

Actual return on plan assets (%)	9.7	(12.8)	3.9	15.5	(18.2)	4.8

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	205	782	336

UBS AG shares[1]	66	55	128

Securities lent to UBS included in plan assets	0	0	9,379

Other assets used by UBS included in plan assets	218	148	111

1 The number of UBS AG shares was 4,095,850, 3,734,000 and 2,436,257 as of 31 December 2009, 31 December 2008 and 31 December 2007, respectively.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07

Switzerland	BVG 2005	17.9	17.8	17.8	17.9	17.8	17.8

	PA 2000 G, medium cohort with
UK	adjustment	22.8	22.7	21.9	25.7	25.6	23.0

Germany	Dr. K. Heubeck 2005 G	19.1	19.0	18.9	21.9	21.8	21.6

US	RP 2000 with projections	18.4	18.4	18.3	18.4	18.4	18.3

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07

Switzerland	BVG 2005	21.0	21.1	21.1	21.0	21.1	21.1

	PA 2000 G, medium cohort with
UK	adjustment	24.6	24.5	24.8	26.5	26.4	25.8

Germany	Dr. K. Heubeck 2005 G	23.3	23.1	23.0	25.8	25.7	25.6

US	RP 2000 with projections	20.6	20.6	20.5	20.6	20.6	20.5

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

b) Post-retirement medical and life plans

In the US and the UK, UBS offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. The UK plan is closed to new entrants. In addition to retiree medical benefits, UBS in the US also provides retiree life insurance benefits. The benefit obligation in excess of the fair value of plan assets for these plans amounts to CHF 186 million as of 31 December 2009 (2008: CHF 159 million; 2007: CHF 190 million) and the total accrued post-retirement cost amounts to CHF 163 million as of

31 December 2009 (2008: CHF 164 million; 2007: CHF 181 million). The net periodic post-retirement costs for the years ended 31 December 2009, 31 December 2008, and 31 December 2007 were CHF 9 million (including a curtailment gain of CHF 8 million), CHF 9 million (including a curtailment gain of CHF 11 million), and CHF 26 million, respectively.

The employer contributions expected to be made in 2010 to the post-retirement medical and life plans are CHF 7 million.

CHF million	31.12.09	31.12.08	31.12.07

Post-retirement benefit obligation at the beginning of the year	(159)	(190)	(219)

Service cost	(7)	(8)	(12)

Interest cost	(10)	(11)	(11)

Plan participant contributions	(2)	(0)	(1)

Actuarial gain/(loss)	(31)	14	39

Amendments	0	0	(8)

Benefits paid	10	7	8

Curtailments	9	9	0

Foreign currency translation	4	20	14

Post-retirement benefit obligation at the end of the year	(186)	(159)	(190)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	8	6	7

Plan participant contributions	2	1	1

Benefits paid	(10)	(7)	(8)

Fair value of plan assets at the end of the year	0	0	0

CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Defined benefit obligation	(186)	(159)	(190)	(219)	(216)

Plan asset	0	0	0	0	0

Surplus/(deficit)	(186)	(159)	(190)	(219)	(216)

Experience gains/(losses) on plan liabilities	8	3	8	1	(3)

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 9% for 2009 and to decrease to an ultimate trend rate of 5% in 2015. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life plans as for the defined benefit obligations arising from pension plans.

Assumed average health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	4	(3)

Effect on the post-retirement benefit obligation	26	(21)

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

c) Defined contribution plans

UBS also sponsors a number of defined contribution plans in its foreign locations. The locations with defined contribution plans of a material nature are in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from UBS. The em-

ployer contributions to these plans recognized as expense for the years ended 31 December 2009, 31 December 2008, and 31 December 2007 were CHF 246 million, CHF 312 million, and CHF 285 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed at arm’s length conditions.

The foreign UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS shares and/or securities.
In 2008, UBS sold to its Swiss pension fund certain bank-occupied properties for proceeds of approximately CHF 186 million and recognized a gain of approximately CHF 97 million. UBS and its Swiss pension fund entered simultaneously into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for ten years each. At 31 December 2008 the minimum commitment towards the Swiss pension fund under the related leases was approximately CHF 41 million.

During 2009, UBS renegotiated one of the lease contracts which reduced UBS’s remaining lease commitment. At 31 December 2009 the minimum commitment towards the Swiss pension fund under the related leases is approximately CHF 27 million. The rent paid by UBS under these leases amounted to CHF 5 million in 2009.
The following fees and interest have been received or paid by UBS:

Related party disclosure
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07

Received by UBS

Fees	34	44	58

Paid by UBS

Interest	2	1	2

Dividends and capital repayments	0	4	38

The transaction volumes in UBS shares and other UBS securities are as follows:

Transaction volumes – related parties
	For the year ended
	31.12.09	31.12.08	31.12.07

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	3,869	6,925	1,728

UBS financial instruments (nominal values in CHF million)	35	78	950

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	4,116	1,881	1,930

UBS financial instruments (nominal values in CHF million)	14	10	976

UBS has also leased buildings from its pension funds. The rent paid by UBS under these leases amounted to CHF 12 million in 2009, CHF 7 million in 2008, and CHF 6 million in 2007.

There were no financial instruments due from UBS pension plans outstanding as of 31 December 2009 (2008: CHF 0 million; 2007: CHF 0 million). The amounts due to UBS defined benefit pension plans are included in the additional details to the fair value of plan assets. Furthermore, UBS defined contribution plans hold 17,259,203 UBS shares with a market value of CHF 278 million as of 31 December 2009 (2008: 17,866,949 shares with a market value of CHF 272 million; 2007: 14,121,239 shares with a market value of CHF 736 million).

Financial information

Note 31 Equity participation and other compensation plans

a) Plans offered

UBS has established several equity participation and other compensation plans to further align the interests of executives, managers and staff with the interests of shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. UBS’s compensation plans are mandatory, discretionary or voluntary. The explanations below provide a general description of the terms of the most significant plans offered, however specific plan rules may vary by country. Refer to Note 1a) 24) for a description of the accounting policy related to equity participation and other compensation plans.

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Certain employees receive a portion of their annual performance-related compensation, which exceeds a certain threshold, in the form of an EOP award of UBS shares, notional UBS shares, or of alternative investment vehicles (AIVs)1 instead of cash, on a mandatory basis. The awards granted in UBS shares or notional UBS shares are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Awards granted in the form of AIVs are settled in cash. The majority of EOP awards continue to be granted in UBS shares and notional UBS shares. EOP awards generally vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant.
     During 2009, UBS only granted EOP awards to certain employees for which it had a contractual commitment.
     During 2008, UBS granted to certain employees EOP awards with a nine-month vesting period. Compensation expense for these awards was fully recognized in 2007.
     Senior Executive Equity Ownership Plan (SEEOP): Senior executives receive a portion of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. The awards granted in UBS shares or notional UBS shares are settled by delivering UBS shares. SEEOP awards generally vest in one-fifth increments over a five-year vesting period. These awards are forfeitable if certain conditions are not met. Compensation expense for

1 Selected employees are granted a contingent right to receive a cash payment, the value of which is based on the value of underlying investment funds, rather than the value of UBS’s equity.

all SEEOP awards is recognized during the performance year, which is generally the period prior to the grant date.

     During 2009, UBS only granted SEEOP awards to certain employees for which it had a contractual commitment.
     During 2008, UBS granted to certain employees SEEOP awards with a nine-month vesting period. Compensation expense for these awards was fully recognized in 2007.

Mandatory deferred cash compensation plans

Conditional Variable Compensation Plan (CVCP): CVCP was a one-time forward looking compensation plan under which awards were granted to certain employees on a mandatory basis in the second quarter of 2009. Under this plan, UBS awarded a contingent right to receive cash payments at vesting subject to forfeiture provisions. These awards are generally forfeitable upon termination of employment with UBS and additionally require profitability and recapitalization performance hurdles to be met in order for the awards not to forfeit. The awards vest in one-third increments over a three-year vesting period. Compensation expense is recognized over the shorter of the vesting period and the period from the service inception date to the retirement eligibility date of the employee. No further grants will be made under this plan.
     WMUS Partner Plus Plan: Wealth Management Americas sponsors a compulsory deferred cash compensation plan for selected eligible employees in the US. Under this plan, UBS awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the plan up to a percentage of UBS’s contributions. The amounts awarded earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Partner Plus awards vest in 20% increments 6 to 10 years after the grant date. The UBS contributions and all interest earned are forfeitable in certain circumstances. Compensation expense is recognized over the shorter of the vesting period and the period from the performance year to the date that the employee is eligible to leave UBS and retain their award.
     Cash Balance Plan (CBP): This plan applies to members of the Group Executive Board and allows for a maximum payout of 60% of an executive’s variable cash incentive at the beginning of the following year (subject to an additional cash-cap). A minimum of 40% of an executive’s cash incentive awarded for 2009 is deferred and paid out during the two subsequent years subject to forfeiture, i.e. the entire cash incentive is paid out over a three-year period. The forfeiture provisions allow for unvested awards to be reduced (including to nil) in certain events including termination for

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

a) Plans offered (continued)

cause, certain financial losses, behavior that contributes substantially to a material restatement of financial results or to harm to UBS’s reputation, breaches of legal or regulatory requirements or of risk/compliance policies, and a number of other events. Compensation expense is recognized in the performance year, which is generally the year prior to the grant date.

Discretionary share-based compensation plans

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP): Key and high potential employees may be granted discretionary share-settled Stock Appreciation Rights (SARs) or UBS options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. In certain cases, an option or SAR may be granted at a higher strike price. A SAR gives employees the right to receive such number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price.
     KESAP and KESOP awards are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Options granted prior to 2008 generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. SARs2 and options granted from 2008 onwards vest in full following a three-year vesting period and generally expire ten years from the grant date. These awards are generally forfeitable upon termination of employment with UBS. Compensation expense is recognized over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee.
     Senior Executive Stock Appreciation Rights Plan (SESAP) and Senior Executive Stock Option Plan (SESOP): senior executives may be granted discretionary SARs or UBS options with a strike price set at 110% of the fair market value of a UBS share on the date the SAR or option is granted. A SAR gives employees the right to receive such number of UBS shares equal to the value of any appreciation over 110% of the market price of a UBS share between grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. SESAP and SESOP awards are settled by delivering UBS shares. These awards vest in full following a three-year vesting period and generally expire ten years from the grant date. These awards are forfeitable if certain conditions are not met. Compensation expense for all SESAP and SESOP awards is recognized dur-

2 The first grants made under KESAP were in 2009.

ing the performance year, which is generally the period prior to the grant date. During 2009, UBS only granted SESOP awards to certain employees for which it had a contractual commitment.

Voluntary share-based compensation plans

Equity Plus Plan (Equity Plus): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and / or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase. The options have a strike price equal to the fair market value of a UBS share on the date the option is granted, a two-year vesting period and generally expire ten years from the date of grant. The options are forfeitable in certain circumstances and are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Compensation expense related to the UBS options is recognized over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee.
     UBS satisfies share delivery obligations under its option-based and SAR-based participation plans either by purchasing UBS shares in the market or through the issuance of new shares. For UBS’s option-based plans, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price at exercise. Under its SAR-based plans, UBS does not receive payment of a strike price at exercise but rather delivers to the employee shares held in treasury or newly issued shares equal to the difference between the market value of a UBS share at exercise and the strike price. As of 31 December 2009, UBS was holding approximately 27.7 million shares in treasury and an additional 150 million unissued shares in conditional share capital, which are available and can be used for future employee option and SAR exercises. The shares available cover all vested (i.e. exercisable) employee options and SARs.

Other plans

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

Note 31 Equity participation and other compensation plans (continued)

b) Effect on income statement

Mandatory, discretionary and voluntary share-based
compensation plans
The total share-based compensation expense, including amounts for AIVs granted under EOP, recognized for the years ended 31 December 2009, 31 December 2008 and 31 December 2007 was CHF 913 million, negative CHF 94 million and CHF 3,173 million, respectively. For the years ended 31 December 2009, 31 December 2008 and 31 December 2007, the compensation expense recognized for share-based payments was primarily related to equity-settled plans. At 31 December 2009, total compensation expense related to non-vested mandatory, discretionary and voluntary share-based awards, including amounts for AIVs issued under EOP, granted in 2009 and previous years which will be recognized as an expense in the income statement from 2010 and later is CHF 832 million. This amount is expected to be recognized in Personnel expenses over a weighted average period of 3.6 years.

     Payments to participants of cash-settled share-based plans, including amounts for AIVs granted under EOP, for the years ended 31 December 2009, 31 December 2008 and 31 December 2007 were CHF 83 million, CHF 80 million and CHF 42 million, respectively. The total carrying amount of the liability related to these cash-settled plans amounted to CHF 206 million as of 31 December 2009.

Mandatory deferred cash compensation plans
The total deferred cash compensation expense, related to CBP and CVCP (as described in previous section), recognized for the year ended 31 December 2009 was CHF 63 million. At 31 December 2009, total compensation expense related to CVCP awards granted in 2009 which will be recognized as an expense in the income statement from 2010 and later is CHF 570 million. This amount is expected to be recognized in Personnel expenses over a weighted average period of 1.8 years.

c) UBS share awards

Movements in shares granted under the equity participation plans described in Note 31a) are as follows:

		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	grant date	shares	grant date	shares	grant date
	31.12.09	fair value CHF	31.12.08	fair value CHF	31.12.07	fair value CHF

Forfeitable, at the beginning of the year	84,736,935	53	59,102,580	66	56,141,102	58

Shares awarded during the year	39,067,130	12	90,895,594	32	30,271,820	70

Distributions during the year	(31,293,824)	66	(60,105,109)	61	(25,031,819)	55

Forfeited during the year	(5,621,615)	38	(5,156,131)	54	(2,278,523)	66

Forfeitable, at the end of the year	86,888,626	31	84,736,935	53	59,102,580	66

of which: shares vested for accounting purposes	40,148,461		65,767,017		47,700,903

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange less a discount for post-vesting sale and hedge restrictions and non-vesting conditions, in accordance with IFRS 2 Share-based Payment: Vesting Conditions and Cancellations. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between grant date and distribution.

     The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money plain vanilla European put option for the term of the transfer restriction. The weighted average discount for share awards granted in 2009 is approximately 31.7% of the market price of the UBS share. Discounts for non-vesting conditions are based on the probability that the non-vesting conditions will be achieved and the award will become exercisable. The fair value of share-based awards granted prior to 2008 was not discounted for post-vesting sale and hedge restrictions, as there was no distinction between vesting and non-vesting conditions until the IASB amended IFRS 2 Share-based Payment: Vesting Conditions and Cancellations. The market value of shares legally vested was CHF 346 million, CHF 1,385 million, and CHF 1,737 million for the years ended 31 December 2009, 31 December 2008, and 31 December 2007, respectively.

Financial information
Notes to the consolidated Financial information

Note 31 Equity participation and other compensation plans (continued)

d) UBS option awards

Movements in options granted under the equity participation plans described in Note 31a) are as follows:

		Weighted
	Number of	average	Number of	Weighted	Number of	Weighted
	options	exercise price	options	average exercise	options	average exercise
	31.12.09	CHF[2]	31.12.08[1]	price CHF[1,2]	31.12.07[1]	price CHF[1,2]

Outstanding, at the beginning of the year	236,055,545	47	198,213,092	52	188,393,473	47

Granted during the year	22,525,624	13	62,973,879	30	48,094,483	67

Exercised during the year	(48,241)	16	(3,673,657)	26	(34,331,511)	36

Forfeited during the year	(7,245,512)	37	(6,732,080)	52	(3,650,942)	62

Expired unexercised	(22,663,530)	48	(14,725,689)	46	(292,411)	58

Outstanding, at the end of the year	228,623,886	43	236,055,545	47	198,213,092	52

Exercisable, at the end of the year	137,797,186	51	124,054,442	46	96,396,428	39

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

The weighted average share price at the time when the options were exercised during the year was CHF 18, CHF 34, and CHF 72 for the years ended 31 December 2009, 31 De-

cember 2008, and 31 December 2007, respectively. The following table provides additional information about option awards:

	31.12.09	31.12.08	31.12.07

Intrinsic value of options exercised during the year (CHF million)	0.2	29	1,046

Weighted average grant date fair value of options granted (CHF)	6.00	7.53	10.43

The following table summarizes additional information about options outstanding and options exercisable at 31 December 2009:

	Options outstanding				Options exercisable
				Weighted				Weighted
		Weighted	Aggregate	average		Weighted	Aggregate	average
	Number of	average	intrinsic value	remaining	Number of	average	intrinsic value	remaining
	options	exercise price	(CHF/USD	contractual	options	exercise price	(CHF/USD	contractual
Range of exercise price per share	outstanding	(CHF/USD)	million)	term (years)	exercisable	(CHF/USD)	million)	term (years)

CHF awards

10.21–15.00	18,599,225	11.33	87.8	9.1	2,001	14.47	0.0	8.9

15.01–25.00	11,560,852	18.70	1.8	9.3	93,767	20.07	0.0	8.7

25.01–35.00	45,514,537	31.10	0.0	7.3	8,319,508	28.31	0.0	3.4

35.01–15.00	25,831,524	39.04	0.0	5.0	16,931,901	40.58	0.0	3.3

45.01–55.00	21,961,024	49.34	0.0	5.4	21,539,533	49.26	0.0	5.3

55.01–65.00	4,945,136	60.26	0.0	7.0	4,509,038	59.96	0.0	6.9

65.01–75.00	67,395,232	67.89	0.0	6.7	53,616,749	67.27	0.0	6.6

10.21–75.00	195,807,530	44.98	89.6	6.9	105,012,497	55.83	0.0	5.6

USD awards

4.61–15.00	15,632	13.53	0.0	0.3	15,632	13.53	0.0	0.3

15.01–25.00	10,288,746	21.11	0.0	2.7	10,268,746	21.11	0.0	2.7

25.01–35.00	3,037,460	27.95	0.0	3.7	3,037,355	27.95	0.0	3.7

35.01–45.00	16,052,302	38.12	0.0	4.8	16,040,740	38.12	0.0	4.8

45.01–51.99	3,422,216	44.89	0.0	5.4	3,422,216	44.89	0.0	5.4

4.61–51.99	32,816,356	32.54	0.0	4.1	32,784,689	32.54	0.0	4.1

Financial information

Note 31 Equity participation and other compensation plans (continued)

e) UBS SAR awards

Movements in SARs granted under the equity participation plans described in Note 31a) are as follows:

	Number of rights	Weighted average
	31.12.09	exercise price (CHF)

Outstanding, at the beginning of the year	0	0

Granted during the year	66,126,830	12

Exercised during the year	0	0

Forfeited during the year	(5,219,655)	11

Expired unexercised	0	0

Outstanding, at the end of the year	60,907,175	12

Exercisable, at the end of the year	4,000,000	10

The following table summarizes additional information about SARs outstanding at 31 December 2009.

	SARs outstanding
				Weighted average
	Number of SARs	Weighted average	Aggregate	remaining contractual
Range of exercise price per SAR	outstanding	exercise price (CHF)	intrinsic value (CHF)	term (years)

CHF awards

9.35–12.50	59,273,505	11.26	283.9	8.8

12.51–15.00	53,410	14.57	0.1	9.5

15.01–17.50	268,330	16.47	0.0	9.5

17.51–20.00	406,930	19.25	0.0	9.7

37.51–40.00	905,000	40.00	0.0	9.2

9.35–40.00	60,907,175	11.77	284.0	8.8

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

f) Valuation

The fair value of options and SARs (instruments) is determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the instruments are granted, such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each instrument is calculated as the probability-

weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historic share price volatility. Expected future dividends are derived from the historical dividend pattern.

     The fair value of options and SARs granted in 2009 and the fair value of options granted in 2008 and 2007 was determined using the following assumptions:

	31.12.09
	CHF awards	range low	range high

Expected volatility (%)	48.22	40.91	53.47

Risk-free interest rate (%)	2.16	1.50	2.57

Expected dividend (CHF)	0.27	0.00	0.29

Strike price (CHF)	11.88	9.35	40.00

Share price (CHF)	11.64	9.35	19.27

	31.12.08
	CHF awards	range low	range high

Expected volatility (%)	33.86	30.00	49.32

Risk-free interest rate (%)	2.83	1.74	3.27

Expected dividend (CHF)	1.85	1.10	2.57

Strike price (CHF)	30.11	14.47	46.02

Share price (CHF)	28.05	14.47	43.61

	31.12.07
	CHF awards	range low	range high

Expected volatility (%)	23.86	22.51	29.23

Risk-free interest rate (%)	2.58	2.46	3.27

Expected dividend (CHF)	3.13	2.20	4.56

Strike price (CHF)[1]	71.31	55.48	78.80

Share price (CHF)[1]	70.25	55.48	78.80

1 Not adjusted for stock dividend and rights offering in 2008.

Financial information

Note 32 Related parties

The Group defines related parties as associated companies (entities which are controlled or significantly influenced by UBS), post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB). This definition is based on the revised requirements of IAS 24 Related Party Disclosures issued in November 2009.

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-inde-

pendent members of the BoD, and GEB including those who stepped down during, 20091 is as follows:

CHF million	31.12.09	31.12.08	31.12.07

Base salaries and other cash payments	16	12	14

Incentive awards – cash	64	0	38

Employer’s contributions to retirement benefit plans	2	2	2

Benefits in kind, fringe benefits (at market value)	1	1	2

Equity compensation benefits[2]	29	0	22

Total	112	15	78

1 During 2009, Marcel Rohner, Jerker Johansson, Raoul Weil, Walter H. Stürzinger, Rory Tapner, and Marten Hoekstra stepped down from the GEB. The total rewards of approximately CHF 39 million are heavily influenced by contractual obligations.  2 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.

Peter Kurer, former Chairman of the BoD, did not stand for reelection at the AGM on 15 April 2009, and retired from UBS as of April 2009. He received his base salary until the termination date of 30 April 2009. For ongoing advisory requirements and assistance in the handover to his successor, Peter Kurer received a flat salary of CHF 1,000,000. For 2009, as was the case for 2007 and 2008, he did not receive any discretionary incentive or fixed share awards. After assessing his tenure as Chairman and the specific organizational transition requirements, the Human Resources and Compensation Committee (HRCC) deemed it appropriate to approve a one-time contribution of CHF 3,332,000 into the UBS pension fund on his behalf to cover the deficit in his pension fund.

     Marcel Rohner stepped down as Group CEO on 26 February 2009. In honoring the twelve-month notice period of his contract, he received his annual salary of CHF 1,500,000. For 2009, as also for 2008, he did not receive any discretionary incentive awards. After assessing his tenure as Group CEO and the specific organizational transition requirements, the HRCC deemed it appropriate to approve a one-time contribution of CHF 1,200,000 into the UBS pension fund on his behalf to cover the deficit in his pension fund.
     The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 6.4 million in 2009, CHF 6.4 million in 2008 and CHF 5.7 million in 2007.

Financial information
Notes to the consolidated financial statements

Note 32 Related parties (continued)

b) Equity holdings

	31.12.09	31.12.08	31.12.07

Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB[1]	9,410,280	8,458,037	6,828,152

Number of shares held by members of the BoD, GEB and parties closely linked to them	4,180,154	5,869,952	6,693,012

1 Further information about UBS’s equity participation plans can be found in Note 31.

Of the share totals above, at 31 December 2009, 31 December 2008 and 31 December 2007, 0 shares, 15,878 shares and 4,852 shares, respectively, were held by close family members of key management personnel and 0 shares, 103,841 shares and 2,200,000 shares, respectively, were held by entities which are directly or indirectly controlled or jointly controlled by key management personnel or their close family members. Further information about UBS’s equity participation plans can be found in Note 31. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2009.

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

Movements in the loan, advances and mortgage balances are as follows:

CHF million	31.12.09	31.12.08

Balance at the beginning of the year	11	15

Additions	12	8

Reductions	(5)	(12)

Balance at the end of the year	18	11

No unsecured loans were granted to key management personnel as of 31 December 2009 and 31 December 2008.

d) Associated companies

CHF million	31.12.09	31.12.08

Balance at the beginning of the year	301	220

Additions	295	171

Reductions	(222)	(77)

Credit loss (expense)/recovery	(1)	0

Foreign currency translation	0	(13)

Balance at the end of the year	373	301

of which: unsecured loans	42	82

of which: allowances for credit losses	1	3

All loans to associated companies are transacted at arm’s length.

Financial information

Note 32 Related parties (continued)

d) Associated companies (continued)

Other transactions with associated companies transacted at arm’s length are as follows:

	As of or for the year ended
CHF million	31.12.09	31.12.08	31.12.07

Payments to associates for goods and services received	130	90	87

Fees received for services provided to associates	2	6	20

Commitments and contingent liabilities to associates	156	40	33

Note 34 provides a list of significant associates.

e) Other related party transactions

During 2008 and 2007, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2009, UBS did not enter into any such transactions. The 2008 and 2007 numbers included into the table below have been restated to reflect the revised guidance in IAS 24 Related Party Disclosures. Refer to Note 1b for details.

     In 2008 these entities included: Aebi + Co. AG (Switzerland), Kedge Capital Selected Funds Ltd. (Jersey), Löwenfeld AG (Switzerland), Martown Trading Ltd. (Isle of Man), Omega Fund I Ltd (Jersey), Omega Fund IV Ltd (Jersey), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland) and Team Alinghi (Spain).

Movements in loans to other related parties are as follows:

CHF million	31.12.09	31.12.08	31.12.07

Balance at the beginning of the year	6	158	539

Additions	0	0	77

Reductions	(6)	(152)	(458)

Balance at the end of the year[1]	0	6	158

1 In 2009 includes loans, guarantees and contingent liabilities of CHF 0 million and unused committed facilities of CHF 0 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 0 million. In 2008 includes loans, guarantees and contingent liabilities of CHF 6 million and unused committed facilities of CHF 0 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 320 million. In 2007 includes loans, guarantees and contingent liabilities of CHF 158 million and unused committed facilities of CHF 0 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 57 million.

Other transactions with these related parties include:

CHF million	31.12.09	31.12.08	31.12.07

Goods sold and services provided to UBS	0	1	8

Fees received for services provided by UBS	0	11	6

As part of its sponsorship of Team Alinghi, UBS paid CHF 828,090 (EUR 538,000) in basic sponsoring fees for 2008.

Team Alinghi’s controlling shareholder is UBS former Board member Ernesto Bertarelli.

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

Financial information
Notes to the consolidated financial statements

Note 33 Events after the reporting period

In January 2010, UBS closed the sale of its investments in several associated entities owning office space in New York. A significant portion of the office space is leased by UBS Group until 2018. The sales price is USD 180 million, with a resulting gain on sale of approximately USD 173 million, which will be recognized in 2010.

There have been no further material events after the re-

porting period which would require disclosure or adjustment to the 31 December 2009 Financial Statements.

On 4 March 2010, the Board of Directors reviewed the financial statements and authorized them for issue. These financial statements will be submitted to the Annual General Meeting of Shareholders on 14 April 2010 for approval.

Note 34 Significant subsidiaries and associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the business divisions of UBS (namely Investment Bank, Wealth Management Americas, Wealth Management & Swiss Bank and Global Asset Management) nor Corporate Center are replicated in their own individual legal entities, but rather they generally operate out of UBS AG (Parent Bank) through its Swiss and foreign branches.

The Parent Bank structure allows UBS to use one legal platform for all the business divisions.
Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the Parent Bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
				Share capital in		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		millions		accumulated in %

Caisse Centrale de Réescompte	Paris, France	Global AM	EUR	5.0		100.0

CCR Asset Management S.A.	Paris, France	Global AM	EUR	4.8		100.0

FondcenterAG	Zurich, Switzerland	Global AM	CHF	0.1		100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	1,250.0		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	118,000.0		98.6

Topcard Service AG	Glattbrugg, Switzerland	WM&SB	CHF	0.2		100.0

UBS (Bahamas) Ltd.	Nassau, Bahamas	WM&SB	USD	4.0		100.0

UBS (France) S.A.	Paris, France	WM&SB	EUR	125.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0		100.0

UBS (Italia) S.p.A.	Milan, Italy	WM&SB	EUR	60.0		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	WM&SB	CHF	150.0		100.0

UBS (Luxembourg) SA Austria Branch	Vienna, Austria	WM&SB	CHF	0.0		100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	WM&SB	EUR	9.2		100.0

UBS Alternative and Quantitative Investments Limited	London, Great Britain	Global AM	GBP	0.3		100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.1		100.0

UBS Americas Inc	Delaware, USA	IB	USD	0.0		100.0

UBS Asesores SA	Panama, Panama	WM&SB	USD	0.0		100.0

UBS Bank (Canada)	Toronto, Canada	WMA	CAD	8.5		100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	Mexico City, Mexico	IB	MXN	706.4		100.0

UBS Bank USA	Utah, USA	WMA	USD	1,880.0	[2]	100.0

UBS Bank, S.A.	Madrid, Spain	WM&SB	EUR	82.2		100.0

UBS Belgium SA/NV	Brussels, Belgium	WM&SB	EUR	23.0		100.0

UBS Capital Securities (Jersey) Limited	St. Helier, Jersey	CC	EUR	0.0		100.0

1 WMA: Wealth Management Americas, WM&SB: Wealth Management & Swiss Bank, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.   2 Share capital and share premium.

Financial information

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries (continued)
				Share capital in		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		millions		accumulated in %

UBS Card Center AG	Glattbrugg, Switzerland	WM&SB	CHF	0.1		100.0

UBS Casa de Bolsa, S.A. de C.V.	Mexico City, Mexico	IB	MXN	114.9		100.0

UBS Convertible Securities (Jersey) Limited	St. Helier, Jersey	CC	CHF	50.0		100.0

UBS Custody Services Singapore Pte. Ltd.	Singapore, Singapore	WM&SB	SGD	5.5		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	880.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	WM&SB	EUR	176.0		100.0

UBS Fiduciaria S.p.A.	Milan, Italy	WM&SB	EUR	0.2		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc.	Delaware, USA	WMA	USD	3,505.8	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WMA	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Delaware, USA	WMA	USD	0.0	[2]	100.0

UBS Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Fund Services (Luxembourg) S.A. Poland Branch	Zabierzow, Poland	CC	PLN	0.1		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0	[2]	100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SGR SpA	Milan, Italy	Global AM	EUR	5.1		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (UK) Ltd	London, Great Britain	Global AM	GBP	93.0		100.0

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	17.2	[2]	100.0

UBS Global Asset Management Funds Ltd	London, Great Britain	Global AM	GBP	26.0		100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	109.4		100.0

UBS Global Asset Management Life Ltd	London, Great Britain	Global AM	GBP	5.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	WM&SB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	WM&SB	CAD	0.1		100.0

UBS Hana Asset Management Company Ltd	Seoul, South Korea	Global AM	KRW	45,000.0		51.0

UBS Hypotheken AG	Zurich, Switzerland	WM&SB	CHF	0.1		98.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Life Limited	Dublin, Ireland	WM&SB	EUR	1.0		100.0

UBS Investment Management Canada Inc.	Toronto, Canada	WMA	CAD	0.0		100.0

UBS Investments Philippines, Inc.	Makati City, Philippines	IB	PHP	360.0		99.4

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	WM&SB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	WM&SB	CHF	25.0		100.0

UBS Life Insurance Company USA	California, USA	WMA	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	63.3		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7	[2]	100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	30.0		100.0
1 WMA: Wealth Management Americas, WM&SB: Wealth Management & Swiss Bank, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.   2 Share capital and share premium.

Financial information
Notes to the consolidated financial statements

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries (continued)
				Share capital in		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		millions		accumulated in %

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor Limited	London, Great Britain	Global AM	GBP	8.8		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Preferred Funding (Jersey) Limited	St. Helier, Jersey	CC	EUR	0.0		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC V	Delaware, USA	CC	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	1,300.4		100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Sauerborn Private Equity Komplementär GmbH	Bad Homburg, Germany	WM&SB	EUR	0.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	140.0		100.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	22.205.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	80.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150,000.0		100.0

UBS Service Centre (Poland) Sp. z o.o.	Krakow, Poland	CC	PLN	0.1		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	0.0		100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	WM&SB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	WMA	USD	105.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WM&SB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WM&SB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	WM&SB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	WM&SB	SGD	3.3		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	132.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	WM&SB	GBP	2.5		100.0

UBS Wealth Management Australia Ltd	Melbourne, Australia	WM&SB	AUD	53.9		100.0

Vermogens Advies Holding B.V.	Amsterdam, the Netherlands	WM&SB	EUR	0.3		100.0
1 WMA: Wealth Management Americas, WM&SB: Wealth Management & Swiss Bank, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.   2 Share capital and share premium.

Financial information

Note 34 Significant subsidiaries and associates (continued)

Changes in the consolidation scope 2009

Newly significant, fully consolidated companies

Topcard Service AG – Glattbrugg, Switzerland

UBS (Luxembourg) SA Austria Branch – Vienna, Austria

UBS Capital Securities (Jersey) Limited – St. Helier, Jersey

UBS Casa de Bolsa, S.A. de C.V. – Mexico City, Mexico

UBS Custody Services Singapore Pte. Ltd. – Singapore, Singapore

UBS Hypotheken AG – Zurich, Switzerland

UBS Preferred Funding (Jersey) Limited – St. Helier, Jersey

Significant deconsolidated companies	Reason for deconsolidation

Banco UBS Pactual S.A. – Rio de Janeiro, Brazil	Sold

CCR Actions S.A. – Paris, France	Merged

CCR Gestion S.A. – Paris, France	Merged

UBS Factoring AG – Zurich, Switzerland	Merged

UBS Finance (Cayman Islands) Ltd. – George Town, Cayman Islands	Liquidated

UBS International Inc. – Delaware, USA	Merged

UBS Pactual Asset Management S.A. DTVM – Rio de Janeiro, Brazil	Sold

UBS Service Centre (India) Private Limited – Mumbai, India	Sold

UBS Services USA LLC – Delaware, USA	Merged

Significant associates
Company	Industry	Equity interest in %

SIX Group AG – Zurich, Switzerland[1]	Financial	17.3

UBS Securities Co. Limited – Beijing, China	Financial	20.0

1 UBS is represented in the Board of Directors.

Financial information
Notes to the consolidated financial statements

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

Discretionary assets are defined as client assets which UBS decides how to invest. Other invested assets are those where the client ultimately decides how the assets are invested. When a single product is created in one business division and sold in another, it is counted in both the business division that manages the investment and the one that distrib-

utes it. This results in double counting within UBS total invested assets, as both business divisions are providing a service independently to their respective clients, and both add value and generate revenue.

Net new money in a period is the net amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminated their relationship with UBS.
Net new money is calculated using the direct method, by which inflows and outflows to / from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements, as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.

	As of or for the year ended
CHF billion	31.12.09	31.12.08

Fund assets managed by UBS	319	339

Discretionary assets	590	528

Other invested assets	1,325	1,307

Total invested assets (double counts included)	2,233	2,174

of which: double count	254	273

of which: acquisitions (divestments)	(48.2)	19.1

Net new money (double counts included)	(147.3)	(226.0)

Financial information

Note 36 Business combinations

Business combinations completed in 2009

Acquisition of the commodity index business of
AIG Financial Products Corp.

In May 2009, UBS completed the acquisition of the commodity index business of AIG Financial Products Corp., including AIG’s rights to the DJ-AIG Commodity index. This commodity index business comprises a product platform of commodity index swaps and funded notes based on the benchmark Dow Jones-AIG Commodity Index (DJ-AIGCI). The cost of the business combination, including directly at-

tributable transaction costs, amounted to CHF 74 million (USD 65 million) of which CHF 17 million (USD 15 million) was paid in cash upon closing. The remaining payments, based upon future earnings of the purchased business, are expected to be made by September 2010. The cost of the business combination was allocated to Intangible assets of CHF 40 million (USD 35 million) and Goodwill of CHF 34 million (USD 30 million). The business of AIG was integrated into UBS’s Investment Bank.

AIG Commodity Index 2009
CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	40	40

Goodwill	0	34	34

All other assets	598	0	598

Total assets	598	74	672

Liabilities and equity

Liabilities	598	0	598

Equity	0	74	74

Total liabilities and equity	598	74	672

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

Caisse Centrale de Réescompte Group (CCR) 2008
CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	36	36

Property and equipment	5	0	5

Goodwill	0	368	368

All other assets	513	1	514

Total assets	518	405	923

Liabilities and equity

Liabilities	297	13	310

Equity	221	392	613

Total liabilities and equity	518	405	923

In 2009, the allocations were finalized and the intangible assets and goodwill were allocated to the divisions as follows:

Caisse Centrale de Réescompte Group (CCR) 2008
	Wealth Management &	Global Asset
CHF million	Swiss Bank	Management	Total

Assets

Intangible assets	10	26	36

Goodwill	33	335	368

Financial information

Note 36 Business combinations (continued)

VermogensGroep

In August 2008, UBS completed the acquisition of 100% of VermogensGroep, an independent Dutch wealth manager. The cost of the business combination, including directly attributable transaction costs, amounted to approximately CHF 173 million (EUR 107 million) out of which approximately CHF 81 million (EUR 50 million) was paid in cash upon closing. The remaining cost of the business combination is expected to be paid in installments over 3 years. The cost of the business combination was allocated to Intangible assets of CHF 49 million (EUR 30 million), Net liabilities of CHF 2.1 million (EUR 1.3 million) and Goodwill of CHF 126 million (EUR 78 million). VermogensGroep serve wealthy private clients, foundations and institutions in the Dutch market and managed client assets of approximately EUR 4 billion at the time of the transaction. VermogensGroep was integrated into UBS’s wealth management business.

VermogensGroep 2008
CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	49	49

Property and equipment	2	0	2

Goodwill	0	126	126

All other assets	10	0	10

Total assets	12	175	187

Liabilities and equity

Liabilities	2	12	14

Equity	10	163	173

Total liabilities and equity	12	175	187

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit attributable to UBS shareholders and basic earnings per share as if all of the acquisitions completed in 2009 had been made as of 1 January 2008 and all acquisitions completed in 2008 had been made as of 1 Janu-

ary 2007. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover bases in purchase accounting.

Pro-forma information (unaudited)
	For the year ended
CHF million, except where indicated	31.12.09	31.12.08	31.12.07

Total operating income	22,606	910	31,932

Net profit	(2,737)	(21,251)	(5,233)

Basic earnings per share (CHF)	(0.75)	(7.61)	(2.40)

Financial information
Notes to the consolidated financial statements

Note 37 Discontinued operations

2009

In 2009, private equity investments sold in prior years contributed a subsequent loss of CHF 7 million to UBS’s net profit from discontinued operations.

2008

Industrial holdings

In 2008, private equity investments, including the sale of one equity investment and subsequent gains on private equity investments sold in prior years, contributed CHF 155 million to UBS’s net profit from discontinued operations, which included after-tax gains on sale of CHF 120 million and an after-tax operating profit of CHF 34 million. The cash consideration received for the equity investment sold in 2008 amounted to CHF 141 million. These private equity investments were held within the Industrial Holdings segment, integrated within the Corporate Center since the beginning of 2008, and were sold in line with UBS’s strategy to exit the private equity business.

2007

Industrial holdings

In 2007, private equity investments, including the sale of two private equity investments, as well as subsequent gains on private equity investments sold in prior years, contributed CHF 138 million to UBS’s net profit from discontinued operations, which included after-tax gains on sale of CHF 102 million and an after-tax operating profit of CHF 36 million. The cash consideration received for the two investments sold in 2007 amounted to CHF 14 million. These private equity investments were all held within the Industrial Holdings segment and were sold in line with UBS’s strategy to exit the private equity business.

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

Financial information

Note 37 Discontinued operations (continued)

	For the year ended 31.12.08
CHF million	Private Banks & GAM[1,2]	Industrial Holdings[2]

Operating income	0	19

Operating expenses	0	(15)

Operating profit from discontinued operations before tax	0	34

Pre-tax gain on sale	44	120

Profit from discontinued operations before tax	44	155

Tax expense on operating profit from discontinued operations before tax	0	0

Tax expense on gain from sale	1	0

Tax expense from discontinued operations	1	0

Net profit from discontinued operations	43	155

Net cash flows from

operating activities	0	(1)

investing activities	0	3

financing activities	0	0

1 Gain resulting from a purchase price adjustment related to the sale of Private Banks & GAM in 2005.   2 Included in Corporate Center in Note 2a.

	For the year ended 31.12.07
CHF million	Private Banks & GAM[1]	Industrial Holdings[1]

Operating income	0	394

Operating expenses	0	358

Operating profit from discontinued operations before tax	0	36

Pre-tax gain on sale	7	102

Profit from discontinued operations before tax	7	138

Tax expense on operating profit from discontinued operations before tax	0	0

Tax expense on gain from sale	(258)	0

Tax expense from discontinued operations	(258)	0

Net profit from discontinued operations	265	138

Net cash flows from

operating activities	0	32

investing activities	0	(1)

financing activities	0	(42)

1 Included in Corporate Center in Note 2a.

Financial information
Notes to the consolidated financial statements

Note 38 Reorganizations and disposals

Sale of UBS Pactual

On 18 September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual, to BTG Investments, LP. The sale consideration consisted of a combination of cash and transfer of liabilities by BTG Investments. The total cash consideration amounted to USD 620 million, of which USD 420 million was paid at closing of the transaction and the remaining USD 200 million, plus accrued interest, will be payable 12 months after the closing. The liabilities transferred to BTG Investments consisted primarily of the present value of the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and was due in 2011.

Overall, the impact of the transaction on UBS’s profit before tax was a net charge of CHF 1,403 million, including a goodwill impairment charge of CHF 1,123 million and a pre-tax loss on sale of CHF 498 million reported in the Corporate Center, partly offset by UBS Pactual’s pre-tax operational profits for 2009 of CHF 218 million. In addition, deferred tax benefits of CHF 243 million have been recognized.
The goodwill impairment charge of CHF 1,123 million was allocated to the business divisions as follows: Investment Bank, CHF 749 million; Global Asset Management, CHF 340 million; and Wealth Management Americas CHF 34 million. It includes an impairment of CHF 492 million primarily relating to the effects from foreign exchange losses that were previously deferred in equity and from the translation of the US dollar denominated sales price into Swiss francs. For management and segment reporting purposes, consistent with UBS’s internal policy that foreign exchange exposures related to investments in subsidiaries are managed by Group Treasury, related gains and losses are recognized in the Corporate Center. This impairment was charged through the “Services (to) / from other business divisions” line item to the Corporate Center with respective credits to the Investment Bank of CHF 328 million, Global Asset Management of CHF 149 million and Wealth Management Americas of CHF 15 million.
The operational results of UBS Pactual of CHF 218 million were included in the business divisions Investment Bank, Global Asset Management and Wealth Management Americas and the Corporate Center.

Sale of 56 branches in Wealth Management Americas

Following an agreement announced in March 2009, UBS sold 56 branches in Wealth Management Americas to Stifel, Nicolaus & Company, Incorporated for an upfront cash payment of approximately USD 29 million. In addition, UBS received aggregate payments of USD 18 million for net fixed assets and employee forgivable loans, and net USD 154 million for customer loans that were transferred. Under the terms of the agreement, UBS may also receive additional consideration contingent on the performance of the business sold during the two years following the closing of the transaction. The transaction was closed in four separate closings during the second half of 2009. Overall, for 2009 the impact of the transaction on UBS’s profit before tax was a net charge of approximately USD 12 million.

Sale of UBS’s India Service Centre (ISC)

On 30 December 2009, UBS completed the sale of its India Service Centre (ISC) to Cognizant Technology Solutions for a sale consideration of USD 82 million, which was paid in cash at closing.

The net impact of the transaction on UBS’s profit before tax was a gain of CHF 36 million recognized in the fourth quarter in Other income. In addition, the ISC contributed a pre-tax profit of CHF 11 million for 2009.

Sale of assets to a third-party fund controlled by the Swiss National Bank (SNB)

As announced on 16 October 2008, UBS entered into an agreement with the Swiss National Bank (SNB) to transfer certain illiquid securities and other positions to the SNB StabFund limited partnership for collective investments (the “fund”), which is fully owned and controlled by the SNB.

For each transfer of assets, the SNB financed 90% of the purchase price by providing a loan to the fund and the remaining 10% by making an equity contribution to the fund. Upon each asset transfer, UBS purchased, for an amount equal to the SNB’s equity contribution to the fund on that date, an option to repurchase the fund’s equity (all such options referred to collectively as the “call option”). The exercise price of the call option was set at USD 1 billion plus 50% of the fund’s equity value exceeding USD 1 billion at the time of exercise. The call option will be exercisable upon repayment in full of the loan provided by the SNB. The loan is secured by the assets of the fund and bears interest at a rate of one month USD-LIBOR plus 250 basis points. Service of the loan is made from the cash flows generated by the fund’s assets.
In the event of a change of control of UBS, the SNB has the right but not the obligation to request that UBS purchase the loan it provided to the fund at its outstanding principal amount plus accrued interest and the fund’s equity for 50% of its value at the time (the “put option”).
If, upon termination of the fund, the SNB incurs a loss on its loan, it will be entitled to receive 100 million UBS ordinary shares, subject to anti-dilution adjustments, in exchange for

Financial information

Note 38 Reorganizations and disposals (continued)

payment of the par value of these shares (the “contingent share issue”).

The positions were transferred to the fund at fair value determined at 30 September 2008. UBS’s estimated fair values as of 30 September 2008 were subject to review by independent third-party valuation agents and the positions transferred to the SNB were priced at the lower of UBS’s estimated fair value and the value determined by the SNB based on the valuation estimated by the valuation agents.
The total market value (net exposure) transferred to the SNB StabFund’s portfolio amounted to USD 38.7 billion (net of pricing adjustments). USD 16.4 billion of positions were transferred to the fund in December 2008, followed by the remaining USD 22.2 billion of positions, of which USD 6.6 billion were transferred in March and USD 15.7 billion in early April 2009.
The purchase price for the overall portfolio was, in the aggregate, USD 1 billion lower than the market value UBS assigned to these positions on 30 September 2008. Of this USD 1 billion, USD 0.7 billion was accounted for in UBS’s results for 2008. The remaining USD 0.3 billion price difference was recognized in the income statement in 2009.
Under IFRS, UBS’s call option to acquire equity of the SNB StabFund is recognized on the balance sheet as a derivative (Positive replacement values) at fair value (CHF 1.2 billion at 31 December 2009), with changes in fair value recognized in profit or loss. The put option was valued as a contingent li-

ability that has been deemed remote at 31 December 2009 and 2008. The contingent share issue was treated as an equity instrument and was recognized at fair value in equity as an increase to share premium and an expense in net trading income in 2008. The fair value of the contingent share issue was estimated at approximately CHF 607 million and not thereafter re-measured to fair value.

Overall, the impact of the SNB transaction on the income statement in 2009 was a loss of CHF 115 million, which includes a CHF 232 million loss due to the price difference recognized in first quarter 2009 and a CHF 117 million net gain on UBS’s option to acquire the fund’s equity.

Restructuring

In 2009, UBS incurred restructuring charges of CHF 791 million, including CHF 491 million in Personnel expenses, mainly for severance payments, CHF 256 million in General and administrative expenses, primarily for real-estate related costs, and CHF 45 million of depreciation and impairment losses on property and equipment. These restructuring charges were allocated to the business divisions as follows: Wealth Management & Swiss Bank, CHF 322 million; Wealth Management Americas, CHF 152 million; Global Asset Management, CHF 48 million; Investment Bank, CHF 226 million; and the Corporate Center, CHF 45 million.

Note 39 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate		Average rate
	As of		Year ended
	31.12.09	31.12.08	31.12.09	31.12.08	31.12.07

1 USD	1.04	1.07	1.08	1.06	1.22

1 EUR	1.48	1.49	1.51	1.58	1.65

1 GBP	1.67	1.56	1.70	1.96	2.31

100 JPY	1.11	1.17	1.16	0.98	1.02

Financial information
Notes to the consolidated financial statements

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

3. Cash flow hedges
The Group uses derivative instruments to hedge the exposure from varying cash flows. Under IFRS, when hedge ac-

counting is applied the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When the hedged cash flows materialize, the accumulated unrecognized gain or loss is realized and released to income.

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

Financial information

Note 40 Swiss banking law requirements (continued)

8. Extraordinary income and expense

Certain items of income and expense are classified as extraordinary items under Swiss law, whereas in the Group Income Statement the amounts are classified as operating income or expense or are included in net profit from discontinued operations, if required.

9. Netting of replacement values

Under IFRS, replacement values are reported on a gross basis, unless certain restrictive requirements are met. Under Swiss law, replacement values and the related cash collateral are reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable.

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

Supplemental guarantor consolidated income statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2009	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	18,798	4,432	6,715	(6,484)	23,461

Interest expense	(16,860)	(1,982)	(4,657)	6,484	(17,016)

Net interest income	1,939	2,450	2,058	0	6,446

Credit loss (expense)/recovery	(937)	(897)	2	0	(1,832)

Net interest income after credit loss expense	1,002	1,553	2,060	0	4,614

Net fee and commission income	7,912	6,025	3,774	0	17,712

Net trading income	(1,487)	(423)	1,586	0	(324)

Income from subsidiaries	1,114	0	0	(1,114)	0

Other income	550	(872)	921	0	599

Total operating income	9,092	6,282	8,341	(1,114)	22,601

Operating expenses

Personnel expenses	8,577	5,566	2,400	0	16,543

General and administrative expenses	2,351	2,512	1,385	0	6,248

Depreciation of property and equipment	686	171	191	0	1,048

Impairment of goodwill	0	0	1,123	0	1,123

Amortization of intangible assets	3	96	101	0	200

Total operating expenses	11,617	8,345	5,200	0	25,162

Operating profit from continuing operations before tax	(2,526)	(2,063)	3,141	(1,114)	(2,561)

Tax expense	210	(549)	(104)	0	(443)

Net profit from continuing operations	(2,736)	(1,514)	3,245	(1,114)	(2,118)

Net profit from discontinued operations	0	0	(7)	0	(7)

Net profit	(2,736)	(1,514)	3,238	(1,114)	(2,125)

Net profit attributable to minority interests	0	(3)	613	0	610

Net profit attributable to UBS shareholders	(2,736)	(1,511)	2,625	(1,114)	(2,736)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG	UBS		Consolidating
As of 31 December 2009	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	15,177	75	5,647	0	20,899

Due from banks	67,640	8,597	100,909	(130,572)	46,574

Cash collateral on securities borrowed	39,807	56,402	10,700	(43,402)	63,507

Reverse repurchase agreements	113,891	37,914	82,474	(117,590)	116,689

Trading portfolio assets	122,801	18,224	48,739	(1,727)	188,037

Trading portfolio assets pledged as collateral	47,954	11,422	859	(16,014)	44,221

Positive replacement values	413,822	8,260	145,265	(145,654)	421,694

Financial assets designated at fair value	5,831	5,876	11,283	(12,768)	10,223

Loans	296,497	45,774	22,749	(58,193)	306,828

Financial investments available-for-sale	63,459	15,441	2,857	0	81,757

Accrued income and prepaid expenses	1,664	3,880	1,100	(828)	5,816

Investments in associates	61,551	24	49	(60,754)	870

Property and equipment	4,920	791	501	0	6,212

Goodwill and intangible assets	494	9,101	1,413	0	11,008

Deferred tax assets	6,352	2,037	479	0	8,868

Other assets	7,131	2,115	2,169	(4,078)	7,336

Total assets	1,268,991	225,933	437,194	(591,580)	1,340,538

Liabilities

Due to banks	110,418	53,751	31,569	(130,572)	65,166

Cash collateral on securities lent	17,662	22,993	10,742	(43,402)	7,995

Repurchase agreements	38,563	66,545	76,657	(117,590)	64,175

Trading portfolio liabilities	41,884	10,792	610	(5,817)	47,469

Negative replacement values	400,432	8,173	146,992	(145,654)	409,943

Financial liabilities designated at fair value	100,768	276	27,953	(16,344)	112,653

Due to customers	341,200	54,470	72,999	(58,193)	410,475

Accrued expenses and deferred income	5,155	2,269	2,093	(828)	8,689

Debt issued	126,965	493	12,242	(8,348)	131,352

Other liabilities	8,229	3,380	26,455	(4,078)	33,986

Total liabilities	1,191,276	223,142	408,312	(530,826)	1,291,905

Equity attributable to UBS shareholders	77,715	(234)	24,287	(60,754)	41,013

Equity attributable to minority interests	0	3,025	4,595	0	7,620

Total equity	77,715	2,791	28,882	(60,754)	48,633

Total liabilities and equity	1,268,991	225,933	437,194	(591,580)	1,340,538

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG	UBS
For the year ended 31 December 2009	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from/(used in) operating activities	4,841	(6,469)	56,126	54,497

Cash flow from/(used in) investing activities

Purchase of subsidiaries and associates	(42)	0	0	(42)

Disposal of subsidiaries and associates	296	0	0	296

Purchase of property and equipment	(656)	(124)	(75)	(854)

Disposal of property and equipment	104	53	6	163

Net (investment in)/divestment of financial investments available-for-sale	(22,319)	(12,484)	14,677	(20,127)

Net cash flow from/(used in) investing activities	(22,616)	(12,555)	14,608	(20,563)

Cash flow from /(used in) financing activities

Net money market papers issued/(repaid)	(7,020)	(1,596)	(51,424)	(60,040)

Net movements in treasury shares and own equity derivative activity	673	0	0	673

Capital issuance	3,726	0	0	3,726

Issuance of long-term debt, including financial liabilities designated at fair value	64,956	0	2,106	67,062

Repayment of long-term debt, including financial liabilities designated at fair value	(55,616)	(1,548)	(7,861)	(65,024)

Increase in minority interests	0	0	3	3

Dividends paid to/decrease in minority interests	0	(8)	(576)	(583)

Net activity in investments in subsidiaries	(4,032)	2,419	1,614	0

Net cash flow from/(used in) financing activities	2,686	(733)	(56,136)	(54,183)

Effects of exchange rate differences	5,886	574	(933)	5,529

Net increase/(decrease) in cash and cash equivalents	(9,202)	(19,183)	13,664	(14,721)

Cash and cash equivalents at the beginning of the year	132,782	24,421	22,490	179,693

Cash and cash equivalents at the end of the year	123,580	5,238	36,154	164,973

Cash and cash equivalents comprise:

Cash and balances with central banks	15,177	75	5,647	20,899

Money market papers[2]	78,025	3,714	16,694	98,432

Due from banks with original maturity of less than three months	30,378	1,450	13,814	45,642

Total	123,580	5,238	36,154	164,973

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 57,116 million were pledged as of 31 December 2009.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	49,699	21,343	27,354	(32,717)	65,679

Interest expense	(48,686)	(17,436)	(26,282)	32,717	(59,687)

Net interest income	1,013	3,907	1,072	0	5,992

Credit loss (expense)/recovery	(861)	(2,050)	(85)	0	(2,996)

Net interest income after credit loss expense	152	1,857	987	0	2,996

Net fee and commission income	9,709	7,910	5,310	0	22,929

Net trading income	(8,129)	(19,847)	2,156	0	(25,820)

Income from subsidiaries	(19,882)	0	0	19,882	0

Other income	2,836	1,058	(3,202)	0	692

Total operating income	(15,314)	(9,022)	5,251	19,882	796

Operating expenses

Personnel expenses	8,738	5,169	2,355	0	16,262

General and administrative expenses	3,918	4,604	1,976	0	10,498

Depreciation of property and equipment	770	205	266	0	1,241

Impairment of goodwill	0	341	0	0	341

Amortization of intangible assets	1	93	119	0	213

Total operating expenses	13,427	10,412	4,716	0	28,555

Operating profit from continuing operations before tax	(28,741)	(19,434)	535	19,882	(27,758)

Tax expense	(7,407)	(4)	574	0	(6,837)

Net profit from continuing operations	(21,335)	(19,430)	(39)	19,882	(20,922)

Net profit from discontinued operations	43	0	155	0	198

Net profit	(21,292)	(19,430)	116	19,882	(20,724)

Net profit attributable to minority interests	0	(9)	577	0	568

Net profit attributable to UBS shareholders	(21,292)	(19,421)	(461)	19,882	(21,292)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG	UBS		Consolidating
As of 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	27,030	332	5,382	0	32,744

Due from banks	111,563	11,490	192,206	(250,808)	64,451

Cash collateral on securities borrowed	48,874	109,783	16,914	(52,674)	122,897

Reverse repurchase agreements	206,087	79,178	145,851	(206,468)	224,648

Trading portfolio assets	145,012	47,558	57,230	22,038	271,838

Trading portfolio assets pledged as collateral	71,736	12,655	1,531	(45,706)	40,216

Positive replacement values	862,459	18,215	293,896	(320,470)	854,100

Financial assets designated at fair value	5,120	7,755	12,741	(12,734)	12,882

Loans	326,548	53,774	35,193	(75,207)	340,308

Financial investments available-for-sale	1,237	638	3,373	0	5,248

Accrued income and prepaid expenses	3,684	2,700	2,666	(2,909)	6,141

Investments in associates	66,255	58	50	(65,473)	892

Property and equipment	5,093	971	642	0	6,706

Goodwill and intangible assets	250	9,393	3,292	0	12,935

Deferred tax assets	6,607	1,757	516	0	8,880

Other assets	8,934	2,148	6,333	(7,484)	9,931

Total assets	1,896,489	358,405	777,816	(1,017,895)	2,014,815

Liabilities

Due to banks	196,723	68,213	111,500	(250,808)	125,628

Cash collateral on securities lent	25,248	32,884	8,605	(52,674)	14,063

Repurchase agreements	30,988	140,197	137,844	(206,468)	102,561

Trading portfolio liabilities	51,034	17,086	903	(6,592)	62,431

Negative replacement values	855,005	16,792	300,537	(320,470)	851,864

Financial liabilities designated at fair value	88,505	1,716	35,973	(24,648)	101,546

Due to customers	422,688	70,242	48,018	(75,207)	465,741

Accrued expenses and deferred income	7,417	2,584	3,104	(2,909)	10,196

Debt issued	127,408	2,439	72,569	(5,162)	197,254

Other liabilities	12,598	4,313	33,571	(7,484)	42,998

Total liabilities	1,817,614	356,466	752,624	(952,422)	1,974,282

Equity attributable to UBS shareholders	78,875	(1,097)	20,226	(65,473)	32,531

Equity attributable to minority interests	0	3,036	4,966	0	8,002

Total equity	78,875	1,939	25,192	(65,473)	40,533

Total liabilities and equity	1,896,489	358,405	777,816	(1,017,895)	2,014,815

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG	UBS
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	69,799	(438)	7,646	77,007

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(1,502)	0	0	(1,502)

Disposal of subsidiaries and associates	1,686	0	0	1,686

Purchase of property and equipment	(819)	(258)	(140)	(1,217)

Disposal of property and equipment	37	27	5	69

Net (investment in) / divestment of financial investments available-for-sale	330	156	(1,198)	(712)

Net cash flow from / (used in) investing activities	(268)	(75)	(1,333)	(1,676)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	(52,815)	914	11,264	(40,637)

Net movements in treasury shares and own equity derivative activity	623	0	0	623

Capital issuance	23,135	0	0	23,135

Issuance of long-term debt, including financial liabilities designated at fair value	91,961	0	11,126	103,087

Repayment of long-term debt, including financial liabilities designated at fair value	(62,822)	(14,500)	(15,572)	(92,894)

Increase in minority interests	0	842	819	1,661

Dividends paid to / decrease in minority interests	0	(112)	(420)	(532)

Net activity in investments in subsidiaries	(11,978)	21,816	(9,838)	0

Net cash flow from / (used in) financing activities	(11,896)	8,960	(2,621)	(5,557)

Effects of exchange rate differences	(33,963)	442	(5,665)	(39,186)

Net increase / (decrease) in cash and cash equivalents	23,672	8,889	(1,973)	30,588

Cash and cash equivalents at the beginning of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents at the end of the year	132,782	24,421	22,490	179,693

Cash and cash equivalents comprise:

Cash and balances with central banks	27,030	332	5,382	32,744

Money market papers[2]	62,777	19,875	4,080	86,732

Due from banks with original maturity of less than three months	42,975	4,214	13,028	60,217

Total	132,782	24,421	22,490	179,693

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 19,912 million were pledged as of 31 December 2008. The previously disclosed amount of pledged money market papers has been adjusted to include positions recognized in the balance sheet under “Trading portfolio assets pledged as collateral”.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement
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

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG	UBS
For the year ended 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(65,749)	19,670	(5,999)	(52,078)

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(2,337)	0	0	(2,337)

Disposal of subsidiaries and associates	885	0	0	885

Purchase of property and equipment	(1,022)	(581)	(307)	(1,910)

Disposal of property and equipment	40	28	66	134

Net (investment in) / divestment of financial investments available-for-sale	4,027	34	1,920	5,981

Net cash flow from / (used in) investing activities	1,593	(519)	1,679	2,753

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	35,017	(1,426)	(919)	32,672

Net movements in treasury shares and own equity derivative activity	(2,771)	0	0	(2,771)

Dividends paid	(4,275)	0	0	(4,275)

Issuance of long-term debt, including financial liabilities designated at fair value	105,197	1,022	4,655	110,874

Repayment of long-term debt, including financial liabilities designated at fair value	(54,251)	(7,022)	(1,134)	(62,407)

Increase in minority interests	0	32	1,062	1,094

Dividends paid to / decrease in minority interests	0	(665)	46	(619)

Net activity in investments in subsidiaries	871	(6,627)	5,756	0

Net cash flow from / (used in) financing activities	79,788	(14,686)	9,466	74,568

Effects of exchange rate differences	(9,070)	(3,062)	(96)	(12,228)

Net increase / (decrease) in cash and cash equivalents	6,562	1,403	5,050	13,015

Cash and cash equivalents at the beginning of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents at the end of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents comprise:

Cash and balances with central banks	8,530	109	10,154	18,793

Money market papers[2]	60,266	13,202	3,747	77,215

Due from banks with original maturity of less than three months	40,314	2,221	10,562	53,097

Total	109,110	15,532	24,463	149,105

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 7,881 million were pledged as of 31 December 2007. The previously disclosed amount of pledged money market papers has been adjusted to include positions recognized in the balance sheet under “Trading portfolio assets pledged as collateral”.

Guarantee of other securities

UBS AG, acting through wholly-owned finance subsidiaries, issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding as of 31.12.09
Issuing entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities[1]	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate non-cumulative trust		one-month LIBOR
	preferred securities	May 2003	+ 0.7	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

1 In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of

UBS. At 31 December 2009, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,280 billion.

Financial information

Financial information
UBS AG (Parent Bank)

UBS AG (Parent Bank)

Parent Bank review

Income statement

The Parent Bank UBS AG net loss decreased by CHF 31,448 million from a loss of CHF 36,489 million to a loss of CHF 5,041 million.

Net trading income improved by CHF 8,990 million from negative CHF 9,466 million to negative CHF 476 million. 2008 reflects mainly losses in the fixed income business and charges associated with the SNB transaction.
Income from investments in associated companies decreased to CHF 1,154 million from CHF 3,763 million in 2008 mainly due to lower dividend distributions received.
Personnel expenses were up to CHF 9,101 million from CHF 6,707 million in 2008 mainly due to recognition of a defined pension asset in 2008.
Depreciation decreased to CHF 2,405 million from CHF 26,900 million in 2008 which included write-downs of investments in associated US companies.
Allowances, provisions and losses decreased to CHF 1,432 million from CHF 3,071 million in 2008, which included costs related to the US cross-border case and costs associated with the repurchase of auction rate securities.
The decrease in Extraordinary income and in Extraordinary expenses are explained in additional income statement information.

Balance sheet

In 2009, UBS’s overall balance sheet reduction initiatives led also to lower Parent Bank total assets. In particular UBS subsidiaries and third party banks in the Americas, European region, and to lesser extent in Asia, reduced their assets and therefore their funding needs from the Parent Bank. The Parent Bank total assets stood at CHF 848 billion at 31 December 2009, a drop of CHF 342 billion from CHF 1,189 billion at 31 December 2008.

The reductions occurred in inter-bank lending (loans and collateral trading), which declined by 165 billion, pos-

itive replacement values (down CHF 133 billion), customer loans and collateral trading (down CHF 37 billion), trading balances (down CHF 21 billion), and liquid assets (down CHF 12 billion). These declines however were partially offset by higher positions in money market papers (up CHF 29 billion) and financial investments (up CHF 4 billion). Mortgage loans remained stable in 2009 at CHF 141 billion.

Interbank lending

During 2009, due from banks on time declined by CHF 53 billion, predominately due to lower funding needs of third party banks in the Americas and European region as well as UBS subsidiaries in the European region. Due from banks on demand declined by CHF 12 billion due to lower funding to bank subsidiaries in the European region. In addition, interbank collateral trading declined by CHF 100 billion, attributable to lower trading volumes and a shift into money market paper within UBS subsidiaries in the Americas, European region and Asia.

Customer lending

The customer loan drop of CHF 37 billion was the result of lower funding needs by clients in the Americas and in the European region, as well as UBS subsidiaries (non-banks), predominately in the Americas region.

Money market papers

The increase in money market papers is due to UBS’s strategic decision to rebalance its investment portfolio, which led to a shift from reverse repurchase agreements into money market papers available-for-sale. These instruments include highly liquid short-term securities issued by governments and government-controlled institutions in various currencies, mainly US dollar and euro.

Financial information
UBS AG (Parent Bank)

Parent Bank financial statements

Income statement

Income statement
	For the year ended		% change from
CHF million	31.12.09	31.12.08	31.12.08

Interest and discount income	13,764	37,825	(64)

Interest and dividend income from trading portfolio	4,911	12,014	(59)

Interest and dividend income from financial investments	92	76	21

Interest expense	(16,901)	(49,022)	(66)

Net interest income	1,866	893	109

Credit-related fees and commissions	255	208	23

Fee and commission income from securities and investment business	9,294	11,668	(20)

Other fee and commission income	624	610	2

Fee and commission expense	(2,264)	(2,849)	(21)

Net fee and commission income	7,909	9,637	(18)

Net trading income	(476)	(9,466)	95

Net income from disposal of financial investments	123	176	(30)

Income from investments in associated companies	1,154	3,763	(69)

Income from real estate holdings	26	29	(10)

Sundry income from ordinary activities	4,761	3,384	41

Sundry ordinary expenses	(3,604)	(2,767)	30

Other income from ordinary activities	2,460	4,584	(46)

Operating income	11,759	5,648	108

Personnel expenses	9,101	6,707	36

General and administrative expenses	4,421	5,822	(24)

Operating expenses	13,522	12,528	8

Operating profit	(1,763)	(6,880)	74

Depreciation and write-offs on investments in associated companies and fixed assets	2,405	26,900	(91)

Allowances, provisions and losses	1,432	3,071	(53)

Profit before extraordinary items and taxes	(5,600)	(36,852)	85

Extraordinary income	688	1,002	(31)

Extraordinary expenses	(49)	(482)	(90)

Tax expense	(80)	(157)	(49)

Profit/(loss) for the period	(5,041)	(36,489)	86

Financial information
Balance sheet

Balance sheet
			% change from
CHF million	31.12.09	31.12.08	31.12.08

Assets

Liquid assets	15,177	27,030	(44)

Money market papers	91,988	62,777	47

Due from banks	191,002	355,679	(46)

Due from customers	153,893	191,308	(20)

Mortgage loans	140,671	141,328	0

Trading balances in securities and precious metals	138,160	158,741	(13)

Financial investments	15,206	11,085	37

Investments in associated companies	19,225	22,001	(13)

Fixed assets	4,986	5,032	(1)

Accrued income and prepaid expenses	1,754	3,877	(55)

Positive replacement values	68,977	201,801	(66)

Other assets	6,504	8,697	(25)

Total assets	847,543	1,189,356	(29)

Total subordinated assets	2,617	3,924	(33)

Total amounts receivable from Group companies	242,617	435,721	(44)

Liabilities and equity

Money market papers issued	45,043	52,063	(13)

Due to banks	184,010	292,730	(37)

Due to customers on savings and deposit accounts	72,985	61,872	18

Other amounts due to customers	287,156	388,338	(26)

Medium-term bonds	2,967	3,150	(6)

Bonds issued and loans from central mortgage institutions	155,907	143,589	9

Accruals and deferred income	7,520	7,895	(5)

Negative replacement values	54,468	193,108	(72)

Other liabilities	6,641	14,181	(53)

Allowances and provisions	2,277	2,724	(16)

Share capital	356	293	22

General statutory reserve	30,377	40,910	(26)

Reserve for own shares	835	2,877	(71)

Other reserves	2,042	22,115	(91)

Profit/(loss) for the period	(5,041)	(36,489)	86

Total liabilities and equity	847,543	1,189,356	(29)

Total subordinated liabilities	19,410	21,228	(9)

Total amounts payable to Group companies	145,268	271,434	(46)

Statement of appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting (AGM) on 14 April 2010 approves the following appropriation:

CHF million

Profit/(loss) for the financial year 2009 as per the Parent Bank’s Income Statement	(5,041)

Appropriation to other reserves	(2,042)

Appropriation to general statutory reserves: Share premium	(2,999)

Financial information
UBS AG (Parent Bank)

Notes to the Parent Bank financial statements

Accounting policies

The Parent Bank Financial Statements are prepared in accordance with Swiss Federal banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in Note 1, Summary of Significant Accounting Policies. Major differences between the Swiss Federal banking law requirements and International Financial Reporting Standards are described in Note 40 to the financial statements. The accounting policies applied for the statutory accounts of the Parent Bank are discussed below. The risk management of UBS AG is described in the context of the risk management for UBS Group. Refer to “Risk and treasury management” section.

Treasury shares

Treasury shares are own equity instruments held by an entity. Under Swiss law, treasury shares are recognized in the balance sheet as trading balances. Short positions in treasury shares are recognized in “Due to banks”. Treasury shares recognized as trading balances and short positions in treasury shares are measured at fair value with unrealized gains or losses from remeasurement to fair value included in the income statement. Realized gains and losses on the sale or acquisition of treasury shares are recognized in the income statement.

A Reserve for own shares must be created within equity equal to the cost value of the treasury shares held through reclassification from Other reserves. Repurchase of treasury shares is only allowed if sufficient Other reserves are available. The Reserve for own shares is not available for distribution to shareholders.

Foreign currency translation

Assets and liabilities of foreign branches are translated into CHF at the spot exchange rate at the balance sheet date. Income and expense items are translated at weighted average exchange rates for the period. Gains resulting from exchange differences on the translation of each of these foreign branches are credited to a provision account (other liabilities). Losses resulting from exchange differences are debited firstly to the aforementioned provision account until such provision is fully utilized, and secondly to profit and loss.

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

Equity participation and other compensation plans

Equity participation plans

Under Swiss law, employee share awards are recognized as compensation expense and accrued over the performance year, which is generally the period prior to the grant date. Employee option awards which do not contain voluntary termination non-compete provisions are recognized as compensation expense on the grant date. If the award is performance based and contains substantive future service/vesting period conditions, compensation expense is recognized over the performance period. Employee option awards which contain voluntary termination non-compete provisions (i.e. good leaver clause) are recognized as compensation expense over the performance year. Equity- and cash-settled awards are classified as liabilities. The employee share option awards are remeasured to fair value at each balance sheet date. However, for employee share options that UBS intends to settle in shares from conditional capital, there is no impact on the income statement and no liability is recognized. Upon exercise of employee options, cash received for payment of the strike price is credited against share capital and general statutory reserve.

Other compensation plans

Fixed and variable deferred cash compensation is recognized as compensation expense over the performance year. If the award is performance based and contains substantive future service/vesting period conditions, compensation expense is recognized over the performance period.

Financial information

Changes in accounting policies, comparability and other adjustments

Netting of cash collateral against replacement values

In 2009, UBS concluded that the cash collateral provided or received can be offset against the negative or positive replacement values if the cash collateral is provided or received under the same legally enforceable master netting and related collateral agreement. The change in accounting policy resulted in the following effects on the balance sheet for 31 December 2009: a decrease of approximately

CHF 28.3 billion in Positive replacement values, a decrease of approximately CHF 29.4 billion in Negative replacement values and a corresponding decrease in Due from banks/Due from customers and Due to banks/Due to customers. There was no impact to the income statement for the period.

Subordinated liabilities

In the balance sheet 2009, total subordinated liabilities presented for 31 December 2008 have been adjusted from CHF 24,427 million to CHF 21,228 million.

Financial information
UBS AG (Parent Bank)

Additional income statement information

Net trading income

Net trading income
	For the year ended		% change from
CHF million	31.12.09	31.12.08	31.12.08
Investment Bank equities	3,005	3,930	(24)

Investment Bank fixed income, currencies and commodities[1]	(4,496)	(12,678)	65

Other business divisions[1]	1,014	(718)

Total	(476)	(9,466)	95

1 The prior year amounts have been adjusted to conform to the current year’s presentation.

Extraordinary income and expenses

Extraordinary income includes gains from sale of subsidiaries and associated companies of CHF 393 million in 2009, whereas 2008 included a gain on sale of Bank of China investment of approximately CHF 360 million. Further, 2009 includes write-up of investments in associated companies of CHF 265 million (2008: CHF 30 million). Amounts in 2008 included a release on reserves on investments in subsidiaries of CHF 490 million and a release of provisions of CHF 72 million.

Extraordinary expenses in 2009 include losses from sale of subsidiaries and associated companies of CHF 48 million. 2008 included CHF 478 million related to an overstatement of trading income in 2007.

Financial information

Additional balance sheet information

Allowances and provisions

Allowances and provisions[1]
		Provisions applied	Recoveries,
		in accordance	doubtful interest,
	Balance at	with their	currency translation	Provisions released	New provisions	Balance at
CHF million	31.12.08	specified purpose	differences	to income	charged to income	31.12.09

Default risks (credit and country risk)	1,556	(1,408)	196	(493)	1,405	1,256

Litigation risks	1,078	(280)	(100)	(22)	134	810

Operational risks	157	(203)	0	(57)	145	42

Retirement benefit plans	94	(29)	(1)	0	32	96

Restructuring provisions	74	(205)	45	(3)	303	214

Deferred taxes	36	0	(15)	(12)	0	9

Other	1,259	(522)	2	(173)	458	1,024

Total allowances and provisions	4,254	(2,647)	127	(760)	2,477	3,451

Allowances deducted from assets	1,530					1,174

Total provisions as per balance sheet	2,724					2,277

1 In previous years, the table included “Trading portfolio risks” (CHF 14,858 million at 31 December 2008). “Trading portfolio risks” includes credit, liquidity and model adjustments to financial instruments accounted for at fair value through profit or loss. As these adjustments are components of fair value rather than allowances and provisions, and respective profit or loss impacts are presented as net trading income rather than credit loss expense/(recovery), “Trading portfolio risks” are no longer included.
Statement of shareholder’s equity

Statement of shareholders' equity
						Total
						shareholders'
		General statutory	General statutory			equity (before
		reserves:	reserves:	Reserves for own		distribution
CHF million	Share capital	Share premium	Retained earnings	shares	Other reserves	of profit

As of 31.12.07 and 1.1.08	207	6,303	2,472	9,441	15,567	33,990

Capital increase[1]	86	15,911			(15)	15,982

Capital increase related to MCNs		16,223				16,223

Increase in reserves						0

Prior year dividend						0

Profit/(loss) for the period					(36,489)	(36,489)

Changes in reserves for own shares				(6,564)	6,564	0

Transfers		(11,901)	(2,472)		14,373	0

As of 31.12.08 and 1.1.09	293	26,536	0	2,877	0	29,706

Capital increase	30	3,783				3,813

Capital increase related to MCNs	33	58				91

Increase in reserves						0

Prior year dividend						0

Profit/(loss) for the period					(5,041)	(5,041)

Changes in reserves for own shares				(2,042)	2,042	0

Transfers[2]		(2,999)			2,999	0

As of 31.12.09	356	27,378	0	835	0	28,569

1 Includes stock dividend.   2 Subject to approval by the Annual General Meeting on 14 April 2010.

Financial information
UBS AG (Parent Bank)

Share capital

Share capital
	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As of 31.12.09

Issued and paid up	3,558,112,753	355,811,275	3,558,112,753	355,811,275

Conditional share capital	527,773,646	52,777,365

As of 31.12.08

Issued and paid up	2,932,580,549	293,258,055	2,932,580,549	293,258,055

Conditional share capital	792,844,711	79,284,471

Shares issued

On 25 June 2009, UBS increased its share capital by issuing 293,258,050 new registered shares. The shares were placed with a small number of large institutional investors. The shares were issued out of authorized capital which had been approved at the Annual General Meeting of shareholders (AGM) on 15 April 2009.

On 19 August 2009, the Swiss Confederation announced the conversion of its UBS mandatory convertible notes (MCNs). Upon conversion on 25 August 2009, UBS issued 332,225,913 new shares from existing conditional capital.
On 27 February 2008 the extraordinary general meeting of shareholders approved the creation of a maximum of CHF 10,370,000 in authorized capital allowing the distribution of a stock dividend. That resulted in the issuance of 98,698,754 shares.
On 23 April 2008, the AGM of shareholders approved a capital increase that resulted in the issuance of 760,295,181 fully paid registered shares. All issued shares are fully paid.
For further information on the capital increase and the conversion of the MCNs in 2009, refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements.

Conditional share capital

On 31 December 2009, a maximum of 29,350 shares could have been issued against the future exercise of options from former PaineWebber employee option plans and 149,994,296 shares could have been issued to fund UBS’s employee share option programs. In addition, conditional capital of up to 277,750,000 shares was available for the UBS share delivery obligation due to the issuance of the March 2008 mandatory convertible notes (MCNs) and conditional capital of up to 100,000,000 shares is available in connection with the transaction with the Swiss National Bank (SNB).

Financial information

Off-balance-sheet and other information

Assets pledged or assigned as security for own obligations and assets subject to reservation of title

Assets pledged or assigned as security for own obligations and assets subject to reservation of title
	31.12.09		31.12.08		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market papers	42,898	1,368	7,429	1,300	477	5

Mortgage loans[1]	21,741	12,321	3,699	2,418	488	410

Securities	47,289	31,862	50,223	37,083	(6)	(14)

Other	8,578	0	8,149	0	5

Total	120,506	45,551	69,500	40,801	73	12

1 Book value includes mortgage loans transferred for security purpose in preparation of upcoming covered bond issuances.

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions, in con-

nection with derivative transactions, as security deposits for stock exchanges and clearinghouse memberships, or transferred for security purpose in connection with the issuance of covered bonds.

Commitments and contingent liabilities

Commitments and contingent liabilities
			% change from
CHF million	31.12.09	31.12.08	31.12.08

Contingent liabilities	139,319	286,451	(51)

Irrevocable commitments	73,270	68,660	7

Liabilities for calls on shares and other equities	151	145	4

Confirmed credits	2,083	2,079	0

UBS AG is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group.

Derivative instruments

Derivative instruments
	31.12.09			31.12.08
			Notional			Notional
			amount			amount
CHF million, except where indicated	PRV[1]	NRV[2]	CHF billion	PRV[1]	NRV[2]	CHF billion

Interest rate contracts	187,506	174,632	33,787	377,307	370,346	36,476

Credit derivative contracts	80,008	70,586	2,525	202,357	187,216	3,712

Foreign exchange contracts	97,925	101,800	6,523	222,178	229,656	6,005

Precious metal contracts	3,442	3,378	79	5,804	5,697	108

Equity/index contracts	17,314	21,353	251	28,502	36,208	473

Commodities contracts, excluding precious metals contracts	761	697	6	27,055	25,387	160

Total derivative instruments	386,956	372,447	43,171	863,203	854,510	46,934

Replacement value netting	317,979	317,979		661,402	661,402

Replacement values after netting	68,977	54,468		201,801	193,108

1 PRV: Positive replacement value.   2 NRV: Negative replacement value.

Financial information
UBS AG (Parent Bank)

Fiduciary transactions

Fiduciary transactions
			% change from
CHF million	31.12.09	31.12.08	31.12.08

Deposits:

with third-party banks	17,088	36,452	(53)

with subsidiaries	1,810	2,738	(34)

Total	18,898	39,190	(52)

Due to UBS pension plans

Due to UBS pension plans
	For the year ended		% change from
CHF million	31.12.09	31.12.08	31.12.08

Due to UBS pension plans and UBS debt instruments held by pension plans	397	876	(55)

Transactions with related parties

Transactions with related parties (such as securities transactions, payment transfer services, borrowing and compensation for deposits) are conducted at internally agreed transfer prices or at arm’s length.

Outsourcing

Outsourcing of IT and other services through agreements with external service providers is in compliance with FINMA circular 08/7 “Outsourcing banks”.

Personnel

The Parent Bank employed 36,182 personnel on 31 December 2009 and 40,998 personnel on 31 December 2008.

Significant shareholders

Significant shareholders
In % of shares issued	31.12.09	31.12.08	31.12.07

Chase Nominees Ltd, London	11.63	7.19	7.99

DTC (Cede & Co.), New York[1]	8.42	9.89	14.15

Mellon Bank N.A., Everett	3.21	less than 3	less than 3

Nortrust Nominees Ltd, London	3.07	less than 3	less than 3

1 DTC (Cede & Co.), New York, “The Depository Trust Company” is a US securities clearing organization.

Financial information

Corporate governance and compensation report

Compensation details and additional information for executive members of the BoD

Compensation details and additional information for executive members of the BoD
CHF, except where indicated [a]
				Annual incentive	Discretionary		Contributions to
	For the		Annual incentive	award (shares	award (options	Benefits	retirement
Name, function[1]	year ended	Base salary	award (cash)	– fair value)[c]	– fair value)[d]	in kind[e]	benefits plans[f]	Total

Kaspar Villiger, Chairman	2009	602,083	0	0	0	74,488	0	676,571

	2008

Peter Kurer, former Chairman	2009	666,667	0	0	0	37,561	89,780	794,008

	2008	1,333,333	0	0	0	58,267	174,047	1,565,647

Marcel Ospel, former Chairman	2009

	2008	666,667	0	0	0	80,755	87,023	834,445

Stephan Haeringer,	2009

former Executive Vice Chairman	2008	1,125,000	0	0	0	108,846	195,802	1,429,648

1 2009: Kaspar Villiger was the only non-independent member in office on 31 December 2009; Peter Kurer did not stand for reelection at the AGM on 15 April 2009. 2008: Peter Kurer was the only executive member in office on 31 December 2008; Marcel Ospel did not stand for reelection at the AGM on 23 April 2008 and Stephan Haeringer stepped down during the year as a member of the BoD, and both of these payments are pro-rata for the four and nine months, respectively, in their functions.

Explanation of the tables outlining compensation details of executive members of the BoD and members of the GEB:

a.	Local currencies are converted into CHF using the exchange rates as detailed in “Note 39 Currency translation rates” in the “Financial information” section of this report.
b.	The entire cash incentive is only paid out over a three-year period and is subject to forfeiture.
c.	Values per performance share at grant: CHF 16.30 for PEP awards and CHF 22.20 for IPP awards granted in 2010 related to the performance year 2009. These are based on the performance share valuation which will be used for accounting purposes under lFRS2. The valuation was carried out by PricewaterhouseCoopers and takes into account the relevant performance conditions, targets set, and the range of possible outcomes for these.
d.	No options were granted in 2010 for the performance year 2009.
e.	Benefits in kind – car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances – are all valued at market price.
f.	Swiss executives participate in the same pension plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 820,800. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components.

In both the US and the UK, executives participate in the same plans as all other employees. In the US the plans differ between the two business divisions. For each business division there are two different plans. The grandfathered plans, which are no longer open to new hires, operate, depending on the business division, either on a cash balance basis or a career average salary basis and participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). In the defined contribution plan, participants receive company contributions to the plan based on compensation limited to USD 245,000. US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

Financial information
UBS AG (Parent Bank)

Remuneration details and additional information for independent members of the BoD

Remuneration details and additional information for independent members of the BoD
CHF, except where indicated[3]
							For the
		HR &	Governance &	Corporate			period							Share
	Audit	Compensation	Nominating	Responsibility	Risk	Strategy	AGM to		Committee	Benefits	Additional			percent-	Number of
Name, function[1]	Committee	Committee	Committee	Committee	Committee	Committee	AGM	Base fee	retainer(s)	in kind	payments		Total	age[3]	shares[4,5]

Sergio Marchionne,			M				2009/2010	325,000	100,000	0	250.000	[6]	675,000	100	51,845

Senior Independent Director, Vice Chairman			M			M	2008/2009	325,000	200,000	0	250.000	[6]	775,000	100	75,228

Ernesto Bertarelli,							2009/2010

former member		M	M				2008/2009	325,000	200,000	0	0		525,000	100	51,596

Sally Bott,		C		M			2009/2010	325,000	350,000	0	0		675,000	50	27,261

member[2]		M		M			2008/2009	162,500	75,000	0	0		237,500	50	12,280

Michel Demaré,	M						2009/2010	325,000	200,000	0	0		525,000	50	21,203

member							2008/2009

Rainer-Marc Frey,					M		2009/2010	325,000	200,000	0	0		525,000	100	40,301

member[2]					M	M	2008/2009	162,500	150,000	0	0		312,500	50	16,158

Bruno Gehrig,		M	M				2009/2010	325,000	200,000	0	0		525,000	50	21,203

member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

Ann F. Godbehere,	M			M			2009/2010	325,000	250,000	0	0		575,000	50	23,222

member							2008/2009

Gabrielle Kaufmann-							2009/2010

Kohler, former member			C	M			2008/2009	325,000	250,000	0	0		575,000	50	29,731

Axel P. Lehmann,					M		2009/2010	325,000	200,000	0	0		525,000	100	40,301

member							2008/2009

Rolf A. Meyer,							2009/2010

former member[2]	M	M					2008/2009	162,500	150,000	0	0		312,500	50	16,158

Helmut Panke,		M			M		2009/2010	325,000	300,000	0	0		625,000	50	25,242

member		M			M		2008/2009	325,000	300,000	0	0		625,000	50	32,316

William G. Parrett,	C						2009/2010	325,000	300,000	0	0		625,000	50	25,242

member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

David Sidwell,					C		2009/2010	325,000	400,000	0	0		725,000	50	29,281

member				M	C		2008/2009	325,000	450,000	0	0		775,000	50	40,072

Peter Spuhler,							2009/2010

former member[2]							2008/2009	162,500	0	0	0		162,500	100	15,945

Peter R.Voser,			M				2009/2010	325,000	100,000	0	0		425,000	50	17,164

member	C					M	2008/2009	325,000	400,000	0	0		725,000	50	37,487

Lawrence A. Weinbach,							2009/2010

former member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

Joerg Wolle,							2009/2010

former member		C	M				2008/2009	325,000	300,000	0	0		625,000	50	32,316

Total 2009													6,425,000

Total 2008													6,437,500

Legend: C = Chairperson of the respective committee; M = Member of the respective committee

1 There were 11 independent BoD members in office on 31 December 2009. Michel Demaré, Ann F. Godbehere and Axel P. Lehmann were appointed at the AGM on 15 April 2009 and Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle stepped down from the BoD at the AGM on 15 April 2009. There were 11 independent BoD members in office on 31 December 2008. David Sidwell was appointed at the AGM on 23 April 2008, and Rolf A. Meyer, Peter Spuhler and Lawrence A. Weinbach stepped down from the BoD at the EGM on 2 October 2008. Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett were appointed at the EGM on 2 October 2008.   2 Remuneration for 2008/2009 is for six months only, as such members either stepped down or were appointed on 2 October 2008.   3 Fees are paid 50% in cash and 50% in restricted UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in restricted UBS shares.   4 For 2009, shares valued at CHF 14.57 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2010) included a price discount of 15%, for a new value of discount price CHF 12.38. These shares are blocked for four years. For 2008, shares valued at CHF 11.38 (average price of UBS shares at virt-x, now SIX Swiss Exchange, over the last 10 trading days of February 2009) included a price discount of 15%, discount price for a new value of CHF 9.67. These shares are blocked for four years.   5 Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution/withholding tax.   6 This payment is associated with the Senior Independent Director function.

In addition, for 2008/2009 only, one-off cash payments were made to the Chairmen of the RC (CHF 500,000), the GNC (CHF 300,000) and the HRCC (CHF 200,000). These payments reflect the substantial workload of setting up the new RC, and expanding the mandate of the GNC and the HRCC.

Financial information
Total payments to all members of the BoD

Total payments to all members of the BoD
	For the
CHF, except where indicated[a]	year ended	Total

Aggregate of all members of the BoD	2009	7,895,579

Aggregate of all members of the BoD	2008	10,267,240

Total compensation for all members of the GEB

Total compensation for all members of the GEB
CHF, except where indicated[a]
			Annual					Contributions
			incentive	Annual		Annual		to retirement
	For the		award CBP	incentive		incentive	Benefits	benefits
Name, function	year ended	Base salary	and cash[b]	award PEP[c]		award IPP[c]	in kind[e]	plans[f]	Total

Carsten Kengeter, co-CEO Investment Bank (highest-paid)	2009	669,092	5,003,470	6,155,869		1,349,336	0	12,545	13,190,312

Marcel Rohner, Group Chief Executive Officer (highest-paid)	2008	1,500,000	0	0		0	161,768	152,934	1,814,702

Aggregate of all members of the GEB who were in office on 31 December 2009[1]	2009	12,000,055	25,734,711	13,453,424	[3]	15,696,333	270,971	1,551,068	68,706,562

Aggregate of all members of the GEB who were in office on 31 December 2008[1]	2008	7,815,943	0	0		0	457,652	817,315	9,090,911

Aggregate of all members of the GEB who stepped down during 2009[2]	2009	2,447,544	38,443,097	0		0	215,151	171,122	41,276,914

Aggregate of all members of the GEB who stepped down during 2008[2]	2008	1,614,871	0	0		0	234,838	258,423	2,108,132

1 Numbers and distribution of GEB members in 2009: 13 GEB members in office on 31 December. 2008: 12 GEB members in office on 31 December.   2 Number and distribution of GEB members in 2009: includes two months in office as a GEB member for Marcel Rohner, three months in office for Walter H. Stürzinger and Raoul Weil, four months in office for Jerker Johansson, six months in office for Rory Tapner and ten for Marten Hoekstra. 2008: includes four months in office as a GEB member for Peter Kurer, eight months in office for Marco Suter and ten months for Joe Scoby.   3 Included in the share awards are SEEOP awards at a fair value of GBP 4,655,950 and EOP awards at a fair value of GBP 1,594,250.

Financial information
UBS AG (Parent Bank)

Share and option ownership of members of the BoD on 31 December 2008/2009

Share and option ownership of members of the BoD on 31 December 2008/2009
	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	of options[3]

Kaspar Villiger, Chairman	2009	22,500	0.001	0	0.000

	2008	–		–

Sergio Marchionne,	2009	164,154	0.009	0	0.000

Senior Independent Director, Vice Chairman	2008	87,926	0.005	0	0.000

Ernesto Bertarelli, former member[4]	2009	–		–

	2008	89,434	0.005	0	0.000

Sally Bott, member	2009	12,281	0.001	0	0.000

	2008	1	0.000	0	0.000

Michel Demaré, member	2009	2,500	0.000	0	0.000

	2008	–		–

Rainer-Marc Frey, member	2009	16,158	0.001	0	0.000

	2008	0	0.000	0	0.000

Bruno Gehrig, member	2009	16,572	0.001	0	0.000

	2008	3,000	0.000	0	0.000

Ann F. Godbehere, member	2009	0	0.000	0	0.000

	2008	–		–

Gabrielle Kaufmann-Kohler, former member[4]	2009	–		–

	2008	18,713	0.001	0	0.000

Peter Kurer, former Chairman[4]	2009	–		–

	2008	416,088	0.025	372,995	0.022	xli:	85,256
						xlvii:	95,913
						lvi:	95,913
						lxiv:	95,913

Axel P. Lehmann, member	2009	18,151	0.001	0	0.000

	2008	–		–

Helmut Panke, member	2009	64,287	0.003	0	0.000

	2008	31,971	0.002	0	0.000

William G. Parrett, member	2009	17,573	0.001	0	0.000

	2008	4,000	0.000	0	0.000

David Sidwell, member	2009	40,073	0.002	0	0.000

	2008	1	0.000	0	0.000

Peter R. Voser, member	2009	68,310	0.004	0	0.000

	2008	30,823	0.002	0	0.000

Joerg Wolle, former member[4]	2009	–		–

	2008	41,509	0.002	0	0.000

1 This table includes vested, unvested, blocked and unblocked shares and options held by members of the BoD including related parties.   2 No conversion rights are outstanding.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information on stock option plans.  4 Members of the BoD who stepped down at the AGM 2009.

Financial information
Compensation paid to former members of the BoD and GEB

Compensation paid to former members of the BoD and GEB[1]
CHF, except where indicated[a]
	For the		Benefits
Name, function	year ended	Compensation	in kind	Total

Georges Blum, former member of the BoD	2009		92,399	92,399

(Swiss Bank Corporation)	2008		101,579	101,579

Franz Galliker, former member of the BoD	2009		10,659	10,659

(Swiss Bank Corporation)	2008		69,596	69,596

Walter G. Frehner, former member of the BoD	2009		25,371	25,371

(Swiss Bank Corporation)	2008		74,663	74,663

Hans (Liliane) Strasser, former member of the BoD	2009		9,758	9,758

(Swiss Bank Corporation)	2008		32,673	32,673

Robert Studer, former member of the BoD	2009		18,751	18,751

(Union Bank of Switzerland)	2008		126,208	126,208

Alberto Togni, former member of the BoD	2009	320,136	355,983	676,119

(UBS)	2008	318,461	427,949	746,410

Philippe (Alix) de Weck, former member of the BoD	2009		93,135	93,135

(Union Bank of Switzerland)	2008		109,703	109,703

Aggregate of all former members of the GEB[2]	2009	0	18,293	18,293

	2008	0	171,180	171,180

Aggregate of all former members of the BoD and GEB	2009	320,136	624,349	944,485

	2008	318,461	1,113,551	1,432,012

1 Compensation or remuneration that is connected with the former members’ activity on the BoD or GEB, or that is not at market conditions.   2 Includes two former GEB members.

Financial information
UBS AG (Parent Bank)

Share and option ownership of members of the GEB on 31 December 2008/2009

Share and option ownership of members of the GEB on 31 December 2008/2009
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Oswald J. Grübel,	2009	0	0.000	4,000,000	0.217	lxx:	4,000,000

Group Chief Executive Officer	2008	–		–

Marcel Rohner,	2009	–		–

former Group Chief Executive Officer[4]	2008	711,366	0.042	1,055,043	0.063	xxxii:	31,971
						xli:	213,140
						xlvii:	277,082
						lvi:	319,710
						lxiv:	213,140

John Cryan,	2009	235,929	0.013	382,673	0.021	iii:	21,362
Group Chief Financial Officer						iv:	20,731
						vii:	20,725
						xii:	5,454
						xiii:	5,294
						xvi:	5,292
						xxi:	23,626
						xxiii:	23,620
						xxvi:	23,612
						xxviii:	5,526
						xxix:	5,524
						xxx:	5,524
						xxxviii:	17,072
						xl:	17,068
						xlii:	17,063
						xliv:	14,210
						xlv:	14,210
						xlvi:	14,207
						liii:	5,330
						liv:	5,328
						lv:	5,326
						lxi:	17,762
						lxii:	17,762
						lxiii:	17,760
						lxvi:	53,285

	2008	235,929	0.014	382,673	0.023	iii:	21,362
						iv:	20,731
						vii:	20,725
						xii:	5,454
						xiii:	5,294
						xvi:	5,292
						xxi:	23,626
						xxiii:	23,620
						xxvi:	23,612
						xxviii:	5,526
						xxix:	5,524
						xxx:	5,524
						xxxviii:	17,072
						xl:	17,068
						xlii:	17,063
						xliv:	14,210
						xlv:	14,210
						xlvi:	14,207
						liii:	5,330
						liv:	5,328
						lv:	5,326
						lxi:	17,762
						lxii:	17,762
						lxiii:	17,760
						lxvi:	53,285

Markus U. Diethelm,	2009	112,245	0.006	0	0.000

Group General Counsel	2008	112,245	0.007	0	0.000

John A. Fraser,	2009	480,464	0.027	1,088,795	0.059	viii:	76,380
Chairman and CEO Global Asset Management						xix:	127,884
						xxv:	127,884
						xliii:	170,512
						xlviii:	202,483
						lvi:	213,140
						lxiv:	170,512

Financial information

Share and option ownership of members of the GEB on 31 December 2008/2009 (continued)
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

John A. Fraser,	2008	561,216	0.035	1,144,808	0.068	i:	56,013
Chairman and CEO Global Asset Management						viii:	76,380
						xix:	127,884
						xxv:	127,884
						xliii:	170,512
						xlviii:	202,483
						lvi:	213,140
						lxiv:	170,512

Marten Hoekstra,	2009	–		–

former CEO Wealth Management US4	2008	245,397	0.015	684,168	0.041	ii:	8,679
						vi:	8,421
						ix:	8,421
						xi:	8,823
						xiv:	4,262
						xv:	8,563
						xviii:	8,561
						xxxiii:	42,628
						xliii:	53,285
						xlviii:	53,285
						lvi:	85,256
						lxiv:	154,931
						lxvii:	239,053

Jerker Johansson,	2009	–		–

former Chairman and CEO Investment Bank[4]	2008	521,544	0.031	753,410	0.045	lxviii:	745,990
						lxix:	7,420

Carsten Kengeter,	2009	516,909	0.028	905,000	0.049	lxxi:	905,000

co-CEO Investment Bank	2008	–		–

Ulrich Körner,	2009	0	0.000	0	0.000

Group Chief Operating Officer	2008	–		–

Philip J. Lofts,	2009	179,234	0.010	577,723	0.031	iii:	11,445
Group Chief Risk Officer						iv:	11,104
						vii:	11,098
						xii:	1,240
						xiii:	5,464
						xvi:	1,199
						xxi:	9,985
						xxiii:	9,980
						xxvi:	9,974
						xxviii:	1,833
						xxix:	1,830
						xxx:	1,830
						xxxviii:	35,524
						xl:	35,524
						xlii:	35,521
						xlvii:	117,090
						lvi:	117,227
						lxiv:	85,256
						lxvii:	74,599

	2008	186,434	0.011	577,723	0.034	iii:	11,445
						iv:	11,104
						vii:	11,098
						xii:	1,240
						xiii:	5,464
						xvi:	1,199
						xxi:	9,985
						xxiii:	9,980
						xxvi:	9,974
						xxviii:	1,833
						xxix:	1,830
						xxx:	1,830
						xxxviii:	35,524
						xl:	35,524
						xlii:	35,521
						xlvii:	117,090
						lvi:	117,227
						lxiv:	85,256
						lxvii:	74,599

Financial information
UBS AG (Parent Bank)

Share and option ownership of members of the GEB on 31 December 2008/2009 (continued)
						Type and
	For the	Number of	Voting rights	Number of	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Robert J. McCann,	2009	602,481	0.033	0	0.000

CEO Wealth Management Americas	2008	–		–

Franco Morra,	2009	153,860	0.008	325,086	0.018	lvi:	43,911
CEO UBS Switzerland						lxiv:	66,866
						lxvii:	114,309
						lxxii:	100,000

	2008	–		–

Walter H. Stürzinger,	2009	–		–

former Chief Operating Officer, Corporate Center[4]	2008	296,886	0.018	372,995	0.022	xx:	31,971
						xli:	63,942
						xlvii:	85,256
						lvi:	95,913
						lxiv:	95,913

Rory Tapner,	2009	–		–

former Chairman and CEO Asia Pacific[4]	2008	827,809	0.049	1,379,533	0.082	vii:	281,862
						xix:	213,140
						xxxi:	213,140
						xli:	170,512
						xlvii:	159,855
						lvi:	170,512
						lxiv:	170,512

Raoul Weil,	2009	–		–

former Chairman and CEO Global Wealth	2008	315,698	0.019	432,409	0.026	xix:	53,285
Management & Business Banking[4]						xlvii:	102,281
						lvi:	127,884
						lxiv:	148,959

Alexander Wilmot-Sitwell,	2009	286,767	0.016	353,807	0.019	xlvi:	53,282
co-CEO Investment Bank						xlix:	2,130
						liii:	35,524
						liv:	35,524
						lv:	35,521
						lxiv:	106,570
						lxvii:	85,256

	2008	304,655	0.018	353,807	0.021	xlvi:	53,282
						xlix:	2,130
						liii:	35,524
						liv:	35,524
						lv:	35,521
						lxiv:	106,570
						lxvii:	85,256

Robert Wolf,	2009	785,631	0.043	948,473	0.051	xxv:	287,739
Chairman and CEO, UBS Group Americas/						xliii:	213,140
President Investment Bank						xlviii:	127,884
						lvi:	106,570
						lxiv:	106,570
						lxvii:	106,570

	2008	827,307	0.049	948,473	0.056	xxv:	287,739
						xliii:	213,140
						xlviii:	127,884
						lvi:	106,570
						lxiv:	106,570
						lxvii:	106,570

Financial information

Share and option ownership of members of the GEB on 31 December 2008/2009 (continued)
						Type and
	For the	Number of	Voting rights	Number	Potentially conferred	quantity of
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Chi-Won Yoon,	2009	367,573	0.020	623,253	0.034	i:	11,577
Chairman and CEO Asia Pacific						v:	11,229
						viii:	11,227
						x:	2,252
						xiv:	6,446
						xvii:	2,184
						xxii:	8,648
						xxiv:	8,642
						xxvii:	8,635
						xxxiv:	4,262
						xxxv:	3,374
						xxxvi:	3,371
						xxxvii:	3,371
						xxxviii:	6,200
						xxxix:	4,262
						xl:	6,198
						xlii:	6,195
						xliv:	10,659
						xlv:	10,657
						xlvi:	10,654
						liii:	21,316
						liv:	21,314
						lv:	21,311
						lxi:	8,881
						lxii:	8,880
						lxiii:	8,880
						lxvi:	42,628
						lxxii:	350,000

	2008	–		–

Jürg Zeltner,	2009	16,502	0.001	205,470	0.011	iii:	809
CEO Wealth Management						iv:	784
						vii:	784
						xlii:	4,972
						xliv:	7,106
						xlv:	7,103
						xlvi:	7,103
						xlix:	93
						l:	161
						li:	149
						lii:	127
						liii:	7,106
						liv:	7,103
						lv:	7,103
						lvii:	110
						lviii:	242
						lix:	230
						lx:	221
						lxi:	7,105
						lxii:	7,105
						lxiii:	7,103
						lxv:	223
						lxvii:	42,628
						lxxii:	90,000

	2008	–		–

1 This table includes vested and unvested shares and options held by members of the GEB, including related parties.   2 No conversion rights are outstanding.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.   4 GEB members who stepped down during 2009.

Financial information
UBS AG (Parent Bank)

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2008/2009

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2008/2009
Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	11,577	2002	31.01.2002	31.01.2012	1:1	USD 21.24

ii	8,679	2002	31.01.2002	31.07.2012	1:1	USD 21.24

iii	33,616	2002	31.01.2003	31.01.2012	1:1	CHF 36.49

iv	32,619	2002	31.01.2004	31.01.2012	1:1	CHF 36.49

v	11,229	2002	31.01.2004	31.01.2012	1:1	USD 21.24

vi	8,421	2002	31.01.2004	31.07.2012	1:1	USD 21.24

vii	314,469	2002	31.01.2005	31.01.2012	1:1	CHF 36.49

viii	87,607	2002	31.01.2005	31.01.2012	1:1	USD 21.24

ix	8,421	2002	31.01.2005	31.07.2012	1:1	USD 21.24

x	2,252	2002	28.02.2002	28.02.2012	1:1	USD 21.70

xi	8,823	2002	28.02.2002	28.08.2012	1:1	USD 21.70

xii	6,694	2002	28.02.2003	28.02.2012	1:1	CHF 36.65

xiii	10,758	2002	28.02.2004	28.02.2012	1:1	CHF 36.65

xiv	10,708	2002	29.02.2004	28.02.2012	1:1	USD 21.70

xv	8,563	2002	29.02.2004	28.08.2012	1:1	USD 21.70

xvi	6,491	2002	28.02.2005	28.02.2012	1:1	CHF 36.65

xvii	2,184	2002	28.02.2005	28.02.2012	1:1	USD 21.70

xviii	8,561	2002	28.02.2005	28.08.2012	1:1	USD 21.70

xix	394,309	2002	28.06.2005	28.06.2012	1:1	CHF 37.90

xx	31,971	2002	28.06.2005	28.12.2012	1:1	CHF 37.90

xxi	33,611	2003	01.03.2004	31.01.2013	1:1	CHF 27.81

xxii	8,648	2003	01.03.2004	31.01.2013	1:1	USD 20.49

xxiii	33,600	2003	01.03.2005	31.01.2013	1:1	CHF 27.81

xxiv	8,642	2003	01.03.2005	31.01.2013	1:1	USD 20.49

xxv	415,623	2003	31.01.2006	31.01.2013	1:1	USD 22.53

xxvi	33,586	2003	01.03.2006	31.01.2013	1:1	CHF 27.81

xxvii	8,635	2003	01.03.2006	31.01.2013	1:1	USD 20.49

xxviii	7,359	2003	01.03.2004	28.02.2013	1:1	CHF 26.39

xxix	7,354	2003	01.03.2005	28.02.2013	1:1	CHF 26.39

xxx	7,354	2003	01.03.2006	28.02.2013	1:1	CHF 26.39

xxxi	213,140	2003	31.01.2006	31.01.2013	1:1	CHF 30.50

xxxii	31,971	2003	31.01.2006	31.07.2013	1:1	CHF 30.50

xxxiii	42,628	2003	31.01.2006	31.07.2013	1:1	USD 22.53

xxxiv	4,262	2003	28.02.2005	28.02.2013	1:1	USD 19.53

xxxv	3,374	2003	01.03.2004	28.02.2013	1:1	USD 19.53

xxxvi	3,371	2003	01.03.2005	28.02.2013	1:1	USD 19.53

xxxvii	3,371	2003	01.03.2006	28.02.2013	1:1	USD 19.53

xxxviii	58,796	2004	01.03.2005	27.02.2014	1:1	CHF 44.32

xxxix	4,262	2004	27.02.2006	27.02.2014	1:1	CHF 44.32

xl	58,790	2004	01.03.2006	27.02.2014	1:1	CHF 44.32

xli	532,850	2004	28.02.2007	27.02.2014	1:1	CHF 48.69

xlii	63,751	2004	01.03.2007	27.02.2014	1:1	CHF 44.32

xliii	436,937	2004	01.03.2007	27.02.2014	1:1	USD 38.13

xliv	31,975	2005	01.03.2006	28.02.2015	1:1	CHF 47.58

xlv	31,970	2005	01.03.2007	28.02.2015	1:1	CHF 47.58

xlvi	85,246	2005	01.03.2008	28.02.2015	1:1	CHF 47.58

xlvii	837,477	2005	01.03.2008	28.02.2015	1:1	CHF 52.32

xlviii	383,652	2005	01.03.2008	28.02.2015	1:1	USD 44.81

xlix	2,223	2005	04.03.2007	04.03.2015	1:1	CHF 47.89

l	161	2005	06.06.2007	06.06.2015	1:1	CHF 45.97

li	149	2005	09.09.2007	09.09.2015	1:1	CHF 50.47

Financial information

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2008/2009 (continued)
Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

lii	127	2005	05.12.2007	05.12.2015	1:1	CHF 59.03

liii	69,276	2006	01.03.2007	28.02.2016	1:1	CHF 65.97

liv	69,269	2006	01.03.2008	28.02.2016	1:1	CHF 65.97

lv	69,261	2006	01.03.2009	28.02.2016	1:1	CHF 65.97

lvi	1,376,036	2006	01.03.2009	28.02.2016	1:1	CHF 72.57

lvii	110	2006	03.03.2008	03.03.2016	1:1	CHF 65.91

lviii	242	2006	09.06.2008	09.06.2016	1:1	CHF 61.84

lix	230	2006	08.09.2008	08.09.2016	1:1	CHF 65.76

lx	221	2006	08.12.2008	08.12.2016	1:1	CHF 67.63

lxi	33,748	2007	01.03.2008	28.02.2017	1:1	CHF 67.00

lxii	33,747	2007	01.03.2009	28.02.2017	1:1	CHF 67.00

lxiii	33,743	2007	01.03.2010	28.02.2017	1:1	CHF 67.00

lxiv	1,415,142	2007	01.03.2010	28.02.2017	1:1	CHF 73.67

lxv	223	2007	02.03.2009	02.03.2017	1:1	CHF 67.08

lxvi	95,913	2008	01.03.2011	28.02.2018	1:1	CHF 32.45

lxvii	662,415	2008	01.03.2011	28.02.2018	1:1	CHF 35.66

lxviii	745,990	2008	01.03.2011	07.04.2018	1:1	CHF 36.46

lxix	7,420	2008	01.03.2011	06.06.2018	1:1	CHF 28.10

lxx	4,000,000	2009	26.02.2009	25.02.2014	1:1	CHF 10.10

lxxi	905,000	2009	01.03.2012	27.12.2019	1:1	CHF 40.00

lxxii	540,000	2009	01.03.2012	27.02.2019	1:1	CHF 11.35

Financial information
UBS AG (Parent Bank)

Loans granted to members of the BoD on 31 December 2008 / 2009

Loans granted to members of the BoD on 31 December 2008 / 2009
CHF, except where indicated[a]
	For the		Other loans
Name, function[1]	year ended	Secured loans	granted	Total

Kaspar Villiger, Chairman	2009	0	0	0

	2008	0	0	0

Sergio Marchionne, Senior Independent Director, Vice Chairman	2009	0	0	0

	2008	0	0	0

Ernesto Bertarelli, former member[3]	2009	–	–	–

	2008	0	0	0

Sally Bott, member	2009	0	0	0

	2008	0	0	0

Michel Demaré, member	2009	850,000	0	850,000

	2008	0	0	0

Rainer-Marc Frey, member	2009	0	0	0

	2008	0	0	0

Bruno Gehrig, member[2]	2009	798,000	0	798,000

	2008	798,000	0	798,000

Ann F. Godbehere, member	2009	0	0	0

	2008	0	0	0

Gabrielle Kaufmann-Kohler, former member[3]	2009	–	–	–

	2008	0	0	0

Peter Kurer, former Chairman[2,3]	2009	–	–	–

	2008	1,261,000	0	1,261,000

Axel P. Lehmann, member	2009	0	0	0

	2008	0	0	0

Helmut Panke, member	2009	0	0	0

	2008	0	0	0

William G. Parrett, member[2]	2009	1,260,731	0	1,260,731

	2008	1,167,659	0	1,167,659

David Sidwell, member	2009	0	0	0

	2008	0	0	0

Peter R. Voser, member	2009	0	0	0

	2008	0	0	0

Joerg Wolle, former member[3]	2009	–	–	–

	2008	0	0	0

Aggregate of all members of the BoD	2009	2,908,731	0	2,908,731

Aggregate of all members of the BoD	2008	3,226,659	0	3,226,659

1 No loans have been granted to related parties of the members of the BoD at conditions not customary in the market.   2 Secured loans granted prior to their election to the BoD.   3 Including those members of the BoD who stepped down at the AGM 2009.
Loans granted to members of the GEB on 31 December 2008/2009

Loans granted to members of the GEB on 31 December 2008 / 2009
CHF, except where indicated[a]
	For the		Other loans
Name, function[1]	year ended	Secured loans	granted[2]	Total

Jürg Zeltner, CEO Wealth Management	2009	5,800,202	0	5,800,202

Markus U. Diethelm, Group General Counsel	2008	3,900,000	0	3,900,000

Aggregate of all members of the GEB[3]	2009	15,356,483	0	15,356,483

Aggregate of all members of the GEB[4]	2008	7,740,562	0	7,740,562

1 No loans have been granted to related parties of the members of the GEB at conditions not customary in the market.   2 Guarantees.   3 Including those members of the GEB who stepped down during 2009.   4 Including those members of the GEB who stepped down during 2008.

Financial information
Report of the statutory auditor on the financial statements

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 4 March 2010

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements which comprise the balance sheet, income statement and notes on pages 371 to 392 of UBS AG for the year ended 31 December 2009.

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

Opinion

In our opinion, the financial statements for the year ended 31 December 2009 comply with Swiss law and the Company's articles of association.

Member of the Swiss Institute of Certified Accountants and Tax Consultants

  Financial information
  UBS AG (Parent Bank)

ERNST & YOUNG

2

Report on other legal requirements

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

Financial information
Confirmations of the auditors concerning conditional capital increase

BDO

BDO Visura
Financial Services

8031 Zurich, Fabrikstrasse 50
Tel. +41 44 444 36 44, Fax +41 44 444 37 84
www.bdo.ch

To the Board of Directors of
UBS AG, Zurich and Basel

Confirmation of the auditors concerning conditional capital increase

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, related to

- the conversion of the 12.5% mandatory convertible notes due in 2011, according to article 4a paragraph 4 of the articles of association based on the resolution of the general meeting of the shareholders of 27 November 2008, and
- employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association based on the resolution of the annual general meeting of 7 September 2000, and
- employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association based on the resolution of the annual general meeting of 19 April 2006;

in the period from 1 January 2009 to 31 August 2009 in accordance with the provisions of article 653f paragraph 1 respectively article 653i paragraph 1 of the Swiss code of obligations.

In addition we have audited the expiration of options relating to the employee stock option plans of Paine Webber Group Inc., New York.

The issue of new shares in accordance with the provisions of the company's articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company's articles of association as well as with the defined conditions of the conversion rights. In addition, the provision of evidence that the option rights have expired is also the responsibility of the board of directors. Our responsibility is to express an opinion on the accuracy of this statement, based on our audit. We confirm that we meet the legal requirements on licensing and independence.

Our audit was conducted in accordance with the Swiss auditing standards, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares, and whether the conclusion as to the expired option rights were free of material error as well as to whether deviations from the defined conditions of the conversion rights were identified. We have performed the audit procedures considered appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion

- the issue of 332'225'913 registered shares of a nominal value of CHF 0.10 per share in conjunction with the conversion of the 12.5% mandatory convertible notes due in 2011, according to article 4a paragraph 4 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association as well as the defined conditions of the conversion rights;

Member of the Swiss Institute of Certified
Accountants and Tax Consultants

  Financial information
  UBS AG (Parent Bank)

- the issue of 18'192 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association. Furthermore, option rights relating to 16'377 registered shares of a nominal value of CHF 0.10 per share have expired during the reporting period;
- no new registered shares relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 23 September 2009

BDO Visura

Werner Schiesser
Licensed Audit Expert

Markus Egli
Licensed Audit Expert

Financial information

BDO

Phone 044 444 35 10
Fax 044 444 37 84
www.bdo.ch

BDO Ltd
Fabrikstrasse 50
8031 Zurich

Confirmation of the auditors concerning conditional capital increase to the Board of Directors of
UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4 of the articles of association in the period from 1 September 2009 to 31 December 2009 in accordance with the provisions of article 653f paragraph 1 of the Swiss code of obligations.

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

- Paragraph 1; employee stock option plans of Paine Webber Group Inc., New York, based on the resolution of the annual general meeting of 7 September 2000.
- Paragraph 2; employee stock option plans of UBS AG, based on the resolution of the annual general meeting of 19 April 2006.
- Paragraph 3; 9% mandatory convertible notes due 2010, based on the resolution of the general meeting of shareholders of 27 February 2008.
- Paragraph 4; options granted to the Swiss National Bank in connection with its loan granted to the SNB StabFund Limited Partnership for Collective Investment, based on the resolution of the general meeting of shareholders of 27 November 2008.

In addition we have audited the expiration of options relating to the employee stock option plans of Paine Webber Group Inc., New York, in accordance with the provisions of article 653i paragraph 1 of the Swiss code of obligations.

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

Our audit was conducted in accordance with the Swiss auditing standards, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares, and whether the conclusion as to the expired option rights, were both free of material error. We have performed the audit procedures considered appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion

- the issue of 30'049 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association. Furthermore, option rights relating to 6'447 registered shares of a nominal value of CHF 0.10 per share have expired during the reporting period;
- no new registered shares relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.
- no new registered shares relating to the mandatory convertible notes, according to article 4a paragraph 3 of the articles of association, and relating to the options granted to the Swiss National Bank, according to article 4a paragraph 4 of the articles of association, were issued in the reporting period.

Zurich, 23 February 2010

BDO Ltd

Werner Schiesser
Licensed Audit Expert

Markus Egli
Licensed Audit Expert

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

City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 26 February 2010 the noon buying rate was 0.9336 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2005	0.8721	0.7544	0.8010	0.7606

2006	0.8396	0.7575	0.8034	0.8200

2007	0.9087	0.7978	0.8381	0.8827

2008	1.0142	0.8171	0.9298	0.9369

2009	1.0016	0.8408	0.9260	0.9654

Month	High	Low

September 2009	0.9768	0.9387

October 2009	0.9936	0.9593

November 2009	0.9996	0.9703

December 2009	1.0016	0.9532

January 2010	0.9848	0.9472

February 2010	0.9472	0.9210

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Financial information

Key figures
	As of or for the year ended
CHF million, except where indicated	31.12.09	31.12.08	31.12.07		31.12.06		31.12.05

Balance sheet data

Total assets	1,340,538	2,014,815	2,274,891		2,348,733		2,001,099

Equity attributable to UBS shareholders	41,013	32,531	36,875		51,037		45,633

Average equity to average assets (%)	1.9	1.5	1.8		2.0		1.9

Market capitalization	57,108	43,519	108,654		154,222		131,949

Shares

Registered ordinary shares	3,558,112,753	2,932,580,549	2,073,547,344		2,105,273,286		2,177,265,044

Treasury shares	37,553,872	61,903,121	158,105,524		164,475,699		208,519,748

BIS capital ratios

Tier 1 (%)	15.4	11.0	9.1	[1]	12.2	[1]	13.3	[1]

Total BIS (%)	19.8	15.0	12.2	[1]	15.0	[1]	14.5	[1]

Risk-weighted assets	206,525	302,273	374,421	[1]	344,015	[1]	312,532	[1]

Invested assets (CHF billion)	2,233	2,174	3,189		2,989		2,652

Personnel (full-time equivalents)

Switzerland	24,050	26,406	27,884		27,022		26,029

United Kingdom	6,204	7,071	8,813		8,243		7,135

Rest of Europe	4,145	4,817	4,776		4,338		3,759

Middle East/Africa	134	145	139		102		112

United States	22,702	27,362	29,921		29,076		25,999

Rest of Americas	1,132	1,984	2,054		1,743		1,137

Asia Pacific	6,865	9,998	9,973		7,616		5,398

Total	65,233	77,783	83,560		78,140		69,569

Long-term ratings[2]

Fitch, London	A+	A+	AA		AA+		AA+

Moody’s, New York	Aa3	Aa2	Aaa		Aa2		Aa2

Standard & Poor’s, New York	A+	A+	AA		AA+		AA+

1 The calculation prior to 2008 is based on the Basel I approach.   2 Refer to the “Credit risk” section of this report for information about the nature of these ratings.

Financial information
Additional disclosure required under SEC regulations

Income statement data
	For the year ended
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Interest income	23,461	65,679	109,112	87,401	59,286

Interest expense	(17,016)	(59,687)	(103,775)	(80,880)	(49,758)

Net interest income	6,446	5,992	5,337	6,521	9,528

Credit loss (expense)/recovery	(1,832)	(2,996)	(238)	156	375

Net interest income after credit loss (expense)/recovery	4,614	2,996	5,099	6,677	9,903

Net fee and commission income	17,712	22,929	30,634	25,456	21,184

Net trading income	(324)	(25,820)	(8,353)	13,743	8,248

Other income	599	692	4,341	1,608	1,135

Total operating income	22,601	796	31,721	47,484	40,470

Total operating expenses	25,162	28,555	35,463	33,365	28,533

Operating profit from continuing operations before tax	(2,561)	(27,758)	(3,742)	14,119	11,937

Tax expense	(443)	(6,837)	1,369	2,998	2,270

Net profit from continuing operations	(2,118)	(20,922)	(5,111)	11,121	9,667

Net profit from discontinued operations	(7)	198	403	899	4,526

Net profit	(2,125)	(20,724)	(4,708)	12,020	14,193

Net profit attributable to minority interests	610	568	539	493	661

Net profit attributable to UBS shareholders	(2,736)	(21,292)	(5,247)	11,527	13,532

Cost/income ratio (%)[1]	103.0	753.0	111.0	70.5	71.2

Per share data (CHF)

Basic earnings per share[2]	(0.75)	(7.63)	(2.40)	5.15	5.93

Diluted earnings per share[2]	(0.75)	(7.63)	(2.41)	4.95	5.70

Operating profit before tax per share	(0.70)	(9.94)	(1.71)	6.30	5.23

Cash dividends declared per share (CHF)[3,4]	N/A	N/A	N/A	2.20	1.60

Cash dividend declared per share (USD)[3,4]	N/A	N/A	N/A	1.83	1.26

Dividend payout ratio (%)[3,4]	N/A	N/A	N/A	42.7	27.0

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	(7.8)	(58.7)	(10.5)	23.8	34.0

Return on average equity	(7.9)	(60.6)	(10.6)	24.0	34.4

Return on average assets	(0.1)	(0.9)	(0.2)	0.5	0.7

1 Operating expenses/operating income before credit loss expense.  2 For EPS calculation, refer to Note 8 in the Financial Statements.  3 Additionally, in July 2006, a par value reduction of CHF 0.30 (USD 0.24) per share was distributed. Dividends are normally declared and paid in the year subsequent to the reporting period.  4 For the business year 2007 a stock dividend was distributed for which 98,698,754 new shares were issued on 19 May 2008 to UBS shareholders with an exchange ratio of 20:1.  5 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders. Calculation excludes expected deductions for dividend distributions.

Financial information

Balance sheet data
	For the year ended
CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Assets

Total assets	1,340,538	2,014,815	2,274,891	2,348,733	2,001,099

Due from banks	46,574	64,451	60,907	50,426	33,644

Cash collateral on securities borrowed	63,507	122,897	207,063	351,590	288,435

Reverse repurchase agreements	116,689	224,648	376,928	405,834	404,432

Trading portfolio assets	188,037	271,838	660,182	648,346	499,297

Trading portfolio assets pledged as collateral	44,221	40,216	114,190	230,168	154,759

Positive replacement values	421,694	854,100	428,217	292,975	273,889

Loans	306,828	340,308	335,864	297,842	279,910

Liabilities

Due to banks	65,166	125,628	145,762	203,689	124,328

Cash collateral on securities lent	7,995	14,063	31,621	63,088	59,938

Repurchase agreements	64,175	102,561	305,887	545,480	478,508

Trading portfolio liabilities	47,469	62,431	164,788	204,773	188,631

Negative replacement values	409,943	851,864	443,539	297,063	277,770

Financial liabilities designated at fair value	112,653	101,546	191,853	145,687	117,401

Due to customers	410,475	465,741	630,105	546,154	461,425

Debt issued	131,352	197,254	222,077	190,143	160,710

Equity attributable to UBS shareholders	41,013	32,531	36,875	51,037	45,633

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

For the year ended

31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

0.82	0.53	0.96	1.17	1.23

Financial information
Additional disclosure required under SEC regulations

C – Information on the company

Property, plant and equipment

At 31 December 2009, UBS operated about 973 business and banking locations worldwide, of which about 42% were in Switzerland, 41% in the Americas, 12% in the rest of Europe, Middle East and Africa and 5% in Asia-Pacific. Of the business and banking locations in Switzerland, 37% were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

D – Information required by industry guide 3

Selected statistical information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2009, 31 December 2008 and 31 December 2007 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2009, 2008 and 2007.

	31.12.09			31.12.08			31.12.07
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	3,420	200	5.8	7,243	421	5.8	11,784	664	5.6

Foreign	52,668	321	0.6	58,287	1,559	2.7	46,049	2,344	5.1

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	10,029	244	2.4	31,642	1,208	3.8	31,473	1,693	5.4

Foreign	381,049	2,385	0.6	669,010	21,313	3.2	977,302	46,581	4.8

Trading portfolio assets

Domestic	10,976	228	2.1	15,104	520	3.4	11,866	696	5.9

Foreign taxable	270,674	6,915	2.6	522,804	21,494	4.1	861,923	38,206	4.4

Foreign non-taxable	2,160	7	0.3	8,070	383	4.7	5,754	199	3.5

Foreign total	272,834	6,922	2.5	530,874	21,877	4.1	867,677	38,405	4.4

Financial assets designated at fair value

Domestic	548	0		945	0		588	0

Foreign	11,674	316	2.7	11,024	404	3.7	9,114	298	3.3

Loans

Domestic	179,680	5,532	3.1	188,950	6,840	3.6	187,073	6,565	3.5

Foreign	151,584	4,946	3.3	147,034	8,304	5.6	146,040	9,359	6.4

Financial investments available-for-sale

Domestic	991	21	2.1	1,599	72	4.5	3,930	66	1.7

Foreign taxable	28,295	143	0.5	3,370	73	2.2	2,934	110	3.7

Foreign non-taxable	0			0			0

Foreign total	28,295	143	0.5	3,370	73	2.2	2,934	110	3.7

Total interest-earning assets	1,103,748	21,258	1.9	1,665,082	62,591	3.8	2,295,830	106,781	4.7

Net interest on swaps		2,203			3,088			2,331

Interest income and average interest-earning assets	1,103,748	23,461	2.1	1,665,082	65,679	3.9	2,295,830	109,112	4.8

Non-interest-earning assets

Positive replacement values	654,651			600,073			373,229

Fixed assets	6,609			7,091			7,090

Other	86,133			82,357			82,739

Total average assets	1,851,141			2,354,603			2,758,888

Financial information
Additional disclosure required under SEC regulations

Average balances and interest rates (continued)
	31.12.09			31.12.08			31.12.07
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and equity

Due to banks

Domestic	36,278	219	0.6	51,027	1,503	2.9	60,858	2,477	4.1

Foreign	76,305	457	0.6	88,798	3,423	3.9	146,286	8,008	5.5

Cash collateral on securities lent and repurchase agreements

Domestic	11,321	200	1.8	31,269	1,026	3.3	47,041	1,902	4.0

Foreign	195,991	1,979	1.0	397,453	15,097	3.8	752,616	38,680	5.1

Trading portfolio liabilities

Domestic	1,411	55	3.9	5,525	256	4.6	5,561	328	5.9

Foreign	58,091	3,823	6.6	132,901	8,906	6.7	214,326	15,484	7.2

Financial liabilities designated at fair value

Domestic	934	17	1.8	1,444	69	4.8	1,503	79	5.3

Foreign	106,690	2,838	2.7	151,324	7,229	4.8	173,162	7,580	4.4

Due to customers

Domestic demand deposits	64,877	98	0.2	56,730	495	0.9	64,568	736	1.1

Domestic savings deposits	68,042	521	0.8	65,073	604	0.9	75,587	502	0.7

Domestic time deposits	13,075	451	3.4	35,575	1,081	3.0	41,056	1,206	2.9

Domestic total	145,994	1,070	0.7	157,378	2,180	1.4	181,211	2,444	1.3

Foreign	304,641	2,127	0.7	394,151	11,044	2.8	418,558	16,388	3.9

Short-term debt

Domestic	689	27	3.9	1,735	63	3.6	2,228	98	4.4

Foreign	86,186	2,234	2.6	134,920	6,216	4.6	144,546	8,643	6.0

Long-term debt

Domestic	11,152	153	1.4	5,766	148	2.6	4,235	115	2.7

Foreign	76,961	1,817	2.4	74,531	2,527	3.4	70,079	1,549	2.2

Total interest-bearing liabilities	1,112,644	17,016	1.5	1,628,222	59,687	3.7	2,222,210	103,775	4.7

Non-interest-bearing liabilities

Negative replacement values	641,028			605,990			382,115

Other	54,720			77,476			98,951

Total liabilities	1,808,392			2,311,688			2,703,276

Total equity	42,749			42,915			55,612

Total average liabilities and equity	1,851,141			2,354,603			2,758,888

Net interest income		6,446			5,992			5,337

Net yield on interest-earning assets			0.6			0.4			0.2

The percentage of total average interest-earning assets attributable to foreign activities was 81% for 2009 (85% for 2008 and 89% for 2007). The percentage of total average interest-bearing liabilities attributable to foreign activities was 81% for 2009 (84% for 2008 and 86% for 2007). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and interest expense are translated at monthly average rates.

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

Financial information

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2009 compared with the year ended 31 December 2008, and for the year ended 31 December 2008 compared with the year end-

ed 31 December 2007. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2009 compared with 2008			2008 compared with 2007
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	(222)	1	(221)	(254)	11	(243)

Foreign	(152)	(1,086)	(1,238)	624	(1,409)	(785)

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	(821)	(143)	(964)	9	(494)	(485)

Foreign	(9,215)	(9,713)	(18,928)	(14,798)	(10,470)	(25,268)

Trading portfolio assets

Domestic	(140)	(152)	(292)	191	(367)	(176)

Foreign taxable	(10,337)	(4,242)	(14,579)	(14,921)	(1,791)	(16,712)

Foreign non-taxable	(278)	(98)	(376)	81	103	184

Foreign total	(10,615)	(4,340)	(14,955)	(14,840)	(1,688)	(16,528)

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	24	(112)	(88)	63	43	106

Loans

Domestic	(334)	(974)	(1,308)	66	209	275

Foreign	255	(3,613)	(3,358)	64	(1,119)	(1,055)

Financial investments available-for-sale

Domestic	(27)	(24)	(51)	(40)	46	6

Foreign taxable	548	(478)	70	16	(53)	(37)

Foreign non-taxable	0	0	0	0	0	0

Foreign total	548	(478)	70	16	(53)	(37)

Interest income

Domestic	(1,544)	(1,292)	(2,836)	(28)	(595)	(623)

Foreign	(19,155)	(19,342)	(38,497)	(28,871)	(14,696)	(43,567)

Total interest income from interest-earning assets	(20,699)	(20,634)	(41,333)	(28,899)	(15,291)	(44,190)

Net interest on swaps			(885)			757

Total interest income			(42,218)			(43,433)

Financial information
Additional disclosure required under SEC regulations

Analysis of changes in interest income and expense (continued)
	2009 compared with 2008			2008 compared with 2007
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	(428)	(856)	(1,284)	(403)	(571)	(974)

Foreign	(487)	(2,479)	(2,966)	(3,162)	(1,423)	(4,585)

Cash collateral on securities lent and repurchase agreements

Domestic	(658)	(168)	(826)	(631)	(245)	(876)

Foreign	(7,656)	(5,462)	(13,118)	(18,113)	(5,470)	(23,583)

Trading portfolio liabilities

Domestic	(189)	(12)	(201)	(2)	(70)	(72)

Foreign	(5,012)	(71)	(5,083)	(5,863)	(715)	(6,578)

Financial liabilities designated at fair value

Domestic	(24)	(28)	(52)	(3)	(7)	(10)

Foreign	(2,142)	(2,249)	(4,391)	(961)	610	(351)

Due to customers

Domestic demand deposits	73	(470)	(397)	(86)	(155)	(241)

Domestic savings deposits	27	(110)	(83)	(74)	176	102

Domestic time deposits	(675)	45	(630)	(159)	34	(125)

Domestic total	(575)	(535)	(1,110)	(319)	55	(264)

Foreign	(2,506)	(6,411)	(8,917)	(952)	(4,392)	(5,344)

Short-term debt

Domestic	(38)	2	(36)	(22)	(13)	(35)

Foreign	(2,242)	(1,740)	(3,982)	(578)	(1,849)	(2,427)

Long-term debt

Domestic	140	(135)	5	41	(8)	33

Foreign	83	(793)	(710)	98	880	978

Interest expense

Domestic	(1,772)	(1,732)	(3,504)	(1,339)	(859)	(2,198)

Foreign	(19,962)	(19,205)	(39,167)	(29,531)	(12,359)	(41,890)

Total interest expense	(21,734)	(20,937)	(42,671)	(30,870)	(13,218)	(44,088)

Financial information
Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2009, 2008 and 2007. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 55,171 million, CHF 45,082 million and CHF 72,849 million at 31 December 2009, 31 December 2008 and 31 December 2007, respectively.

	31.12.09		31.12.08		31.12.07
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	1,154	0.1	2,341	0.5	2,474	0.6

Time deposits	2,266	0.9	4,902	3.8	9,310	5.1

Total domestic offices	3,420	0.6	7,243	2.7	11,784	4.2

Foreign offices

Interest-bearing deposits[1]	52,668	0.6	58,287	3.9	46,049	5.5

Total due to banks	56,088	0.6	65,530	3.7	57,833	5.2

Customer accounts

Domestic offices

Demand deposits	64,877	0.2	56,730	0.9	64,568	1.1

Savings deposits	68,042	0.8	65,073	0.9	75,587	0.7

Time deposits	13,075	3.4	35,575	3.0	41,056	2.9

Total domestic offices	145,994	0.7	157,378	1.4	181,211	1.3

Foreign offices

Demand deposits	93,520	0.4	111,168	2.4	110,839	1.1

Time and savings deposits[1]	211,121	0.8	282,983	2.9	307,719	4.9

Total foreign offices	304,641	0.7	394,151	2.8	418,558	3.9

Total due to customers	450,635	0.7	551,529	2.4	599,769	3.1

1 Mainly time deposits.

At 31 December 2009, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	27,398	82,800

Over 3 up to 6 months	773	9,315

Over 6 up to 12 months	655	3,242

Over 1 up to 5 years	358	827

Over 5 years	160	80

Total time deposits	29,344	96,264

Financial information
Additional disclosure required under SEC regulations

Short-term borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2009, 2008 and 2007.

	Money market papers issued			Due to banks			Repurchase agreements[1]
CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07	31.12.09	31.12.08	31.12.07

Period-end balance	51,579	111,619	152,256	18,560	61,155	84,826	136,811	140,039	487,455

Average balance	86,875	136,655	146,774	56,495	74,295	149,311	195,613	404,512	739,138

Maximum month-end balance	125,812	170,503	167,637	74,044	87,233	175,233	272,443	591,005	848,401

Average interest rate during the period (%)	2.6	4.6	6.0	0.6	3.5	5.1	0.7	3.5	5.0

Average interest rate at period-end (%)	0.9	2.9	6.1	0.6	2.3	4.5	0.3	1.4	4.9

1  For the purpose of this disclosure, balances are presented on a gross basis.

Contractual maturities of debt investments available-for-sale[1,2]
	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2009

Swiss national government and agencies	209	0.47	16	2.27	6	1.11	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	3,475	0.05	1,831	0.02	0	0.00	0	0.00

Foreign governments and official institutions	2,861	0.98	96	2.75	25	1.88	18	3.66

Corporate debt securities[3]	5,227	0.11	5,021	0.10	0	21.80	3	21.80

Mortgage-backed securities	27	0.00	3	4.87	25	3.75	752	0.43

Other debt instruments	98	2.80	3	1.21	0	0.00	0	0.00

Total fair value	11,898		6,970		56		774

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2008

Swiss national government and agencies	0	0.00	2	3.46	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	33	1.31	0	0.00	33	2.81	34	5.22

Corporate debt securities	3	23.35	88	3.38	38	3.12	12	1.74

Mortgage-backed securities	0	0.00	0	0.00	42	4.00	455	5.28

Other debt instruments	188	9.06	3	13.47	0	0.00	37	7.42

Total fair value	224		93		113		539

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2007

Swiss national government and agencies	0	0.00	2	2.02	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	50	1.87	2	2.54	75	4.48	0	0.00

Corporate debt securities	50	5.66	44	4.11	0	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	3	4.48	561	5.28

Other debt instruments	14	4.20	216	12.41	0	0.00	0	0.00

Total fair value	114		264		78		562

1 Money market papers of CHF 60,317 million (2008: CHF 2,165 million) and debt instruments without fixed maturities are not disclosed in this table. Refer to Note 13.   2 Average yields are calculated on an amortized cost basis.   3 Absolute Return Bonds (ARBs) had been purchased below par and therefore generated a yield of 21.8% in maturities above 5 years.

Financial information
Due from banks and loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 152.8 billion (42.4% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to Banks and Financial institutions amounted to CHF 132.6 billion (36.8% of the total). This includes cash posted as collateral by UBS against negative replacement values on derivatives or other positions, which, from a risk perspective, is not considered lending but is a key component of the measurement of counterparty risk taken in connection with the underlying products. Exposure to Banks includes money market deposits with highly rated institutions. Excluding Banks and Financial institutions, the largest industry sector exposure as of December 2009 is CHF 16.3 billion (4.5% of the total) to Public authorities. For further discussion of the loan portfolio, refer to credit risk in the “Risk and treasury management” section.

CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Domestic

Banks[1]	819	1,734	1,237	561	1,407

Construction	1,381	1,377	1,393	1,535	1,816

Financial institutions	7,458	8,113	5,525	5,542	4,213

Hotels and restaurants	1,882	1,811	1,824	1,957	2,044

Manufacturing	3,374	4,020	3,887	3,643	4,134

Private households	119,432	119,285	121,536	117,852	111,549

Public authorities	3,785	4,042	4,734	4,972	5,494

Real estate and rentals	11,745	12,097	11,691	11,356	11,792

Retail and wholesale	4,299	4,818	5,138	4,569	4,808

Services[2]	5,702	6,172	6,170	6,758	8,088

Other[3]	3,520	3,329	3,300	4,345	3,119

Total domestic	163,397	166,798	166,435	163,090	158,464

Foreign

Banks[1]	46,452	63,708	60,333	50,124	32,287

Chemicals	2,403	2,816	635	1,321	2,716

Construction	741	448	624	522	295

Electricity, gas and water supply	1,024	2,995	1,888	951	1,637

Financial institutions	77,838	100,779	96,370	67,676	62,344

Manufacturing	3,606	5,026	4,678	3,006	3,784

Mining	3,177	4,394	4,509	3,177	3,431

Private households	33,392	33,242	42,828	35,031	38,283

Public authorities	12,472	11,094	4,172	2,175	1,686

Real estate and rentals	1,305	4,240	5,056	4,360	2,707

Retail and wholesale	1,772	2,515	2,239	1,815	1,257

Services	8,629	9,816	9,294	16,436	5,593

Transport, storage and communication	3,085	3,894	1,752	1,528	1,419

Other[4]	797	1,073	1,105	564	272

Total foreign	196,693	246,040	235,483	188,686	157,711

Total gross	360,090	412,838	401,918	351,776	316,175

1 Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007, CHF 93 million at 31 December 2006, CHF 728 million at 31 December 2005.   2 Includes communication, health and social work, education and other social and personal service activities.   3 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.   4 Includes food and beverages, hotels and restaurants.

The table above also includes loans designated at fair value.

Financial information
Additional disclosure required under SEC regulations

Due from banks and loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2009, 2008, 2007, 2006 and 2005. Mortgag-

es are included in the industry categories mentioned on the previous page.

CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Mortgages

Domestic	136,029	134,700	135,341	134,468	130,880

Foreign	4,972	8,381	8,152	10,069	15,619

Total gross mortgages	141,001	143,081	143,493	144,537	146,499

Mortgages

Residential	121,031	121,811	122,435	124,548	127,990

Commercial	19,970	21,270	21,058	19,989	18,509

Total gross mortgages	141,001	143,081	143,493	144,537	146,499

Due from banks and loan maturities (gross)[1]
CHF million		Within 1 year	Over 1 up to 5 years	Over 5 years	Total

Domestic

Banks		728	90	0	818

Mortgages		53,436	58,961	23,632	136,029

Other loans		20,405	4,832	1,314	26,551

Total domestic		74,569	63,883	24,946	163,398

Foreign

Banks		45,444	212	132	45,788

Mortgages		2,845	1,611	516	4,972

Other loans		93,955	12,491	35,467	141,923	[2]

Total foreign		142,254	14,314	36,115	192,683

Total gross		216,823	78,197	61,061	356,081

1 Loans designated at fair value are not included.   2 On 31 December 2009, includes reclassified US student loan auction rate securities (ARS) of CHF 7.8 billion (CHF 8.4 billion on 31 December 2008), other reclassified securities of CHF 11.5 billion (CHF 13.4 billion on 31 December 2008) and CHF 8.0 billion ARS acquired from clients (CHF 4.5 billion on 31 December 2008).

At 31 December 2009, the total amount of Due from banks and Loans due after one year granted affixed and floating rates is as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	75,064	27,623	102,687

Adjustable or floating-rate loans	3,132	33,439	36,571

Total	78,196	61,062	139,258

Financial information

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

CHF million	31.12.09	31.12.08	31.12.07	31.12.05	31.12.05

Gross interest income that would have been recorded on non-performing loans:

Domestic	13	16	39	50	81

Foreign	9	3	4	10	8

Interest income included in net profit for non-performing loans:

Domestic	41	32	40	56	72

Foreign	9	4	2	8	9

The table below provides an analysis of the Group’s non-performing loans. For further information see credit risk in the “Risk and treasury management” section.

CHF million	31.12.09	31.12.08	31.12.07	31.12.05	31.12.05

Non-performing loans:

Domestic	1,462	1,431	1,349	1,744	2,106

Foreign	3,940	3,272	132	174	257

Total non-performing loans	5,402	4,703	1,481	1,918	2,363

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. For more information see the “Credit risk” section of this report. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2009, 2008, 2007, 2006 or 2005.

In addition to the non-performing loans shown above, the Group has CHF 1,463 million, CHF 4,442 million, CHF 911 million, CHF 710 million and CHF 1,071 million in “other impaired loans” for the years ended 31 December 2009,
2008, 2007, 2006 and 2005, respectively.
Other impaired loans are loans where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. For the years ended 31 December 2009, 2008, 2007, 2006 and 2005, they are loans not considered “non-performing” in accordance with Swiss regulatory guidelines. As of 31 December 2009, 31 December 2008, 31 December 2007, 31 December 2006 and 31 December 2005, specific allowances of CHF 410 million, CHF 941 million, CHF 124 million, CHF 106 million, CHF 200 million, respectively, had been established against these loans.

Financial information
Additional disclosure required under SEC regulations

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

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2009, 2008 and 2007. At 31 December 2009, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on country exposure, see credit risk in the “Risk and treasury management” section.

	31.12.09
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	14,915	52,305	62,224	129,444	9.7

Germany	14,612	9,114	12,648	36,374	2.7

Japan	625	4,280	22,888	27,793	2.1

France	9,672	5,672	10,848	26,192	2.0

United Kingdom	4,700	9,293	7,310	21,303	1.6

Netherlands	4,425	7,023	2,940	14,388	1.1

Italy	1,694	2,296	8,729	12,719	0.9

Luxembourg	3,950	8,509	20	12,479	0.9

	31.12.08
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	13,869	71,584	14,234	99,687	4.9

Japan	2,093	13,159	38,922	54,174	2.7

Germany	19,098	10,418	6,010	35,526	1.8

France	11,469	7,048	6,807	25,324	1.3

United Kingdom	9,599	8,608	2,625	20,832	1.0

Luxembourg	2,883	17,586	0	20,469	1.0

	31.12.07
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	13,110	192,049	16,545	221,704	9.8

Japan	1,761	12,883	36,717	51,361	2.3

Germany	21,384	12,354	2,249	35,988	1.6

United Kingdom	6,624	14,647	8,552	29,823	1.3

Cayman Islands	173	27,715	74	27,963	1.2

France	10,620	7,075	4,605	22,300	1.0

Financial information

Summary of movements in allowances and provisions for credit losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

     UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underly-

ing assets and/or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Balance at beginning of year	3,070	1,164	1,332	1,776	2,802

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(16)	(6)	(9)	(14)	(16)

Financial institutions	(2)	(37)	(8)	(11)	(14)

Hotels and restaurants	(2)	(3)	(7)	(16)	(26)

Manufacturing[1]	(21)	(31)	(45)	(40)	(39)

Private households	(61)	(112)	(68)	(89)	(131)

Public authorities	0	0	(1)	0	0

Real estate and rentals	(19)	(10)	(27)	(44)	(56)

Retail and wholesale	(41)	(4)	(62)	(20)	(25)

Services[2]	(3)	(7)	(20)	(47)	(35)

Other[3]	(12)	0	(21)	(2)	(4)

Total domestic write-offs	(177)	(210)	(268)	(283)	(346)

Foreign

Write-offs

Banks	(8)	(13)	(1)	(3)	(164)

Chemicals	(111)	(1)	0	0	0

Construction	(10)	0	0	0	0

Electricity, gas and water supply	0	0	0	0	0

Financial institutions	(685)	(623)	(15)	0	(50)

Manufacturing[4]	(138)	(6)	(21)	(11)	(8)

Mining	(5)	0	0	(1)	(23)

Private households	(40)	(5)	(14)	(7)	(21)

Public authorities	(25)	(2)	(2)	(58)	(22)

Real estate and rentals	(196)	0	0	0	(3)

Retail and wholesale	(121)	0	0	0	(9)

Services	(413)	0	0	0	0

Transport, storage and communication	(37)	(7)	0	0	0

Other[5]	(80)	(1)	0	0	(5)

Total foreign write-offs	(1,869)	(658)	(53)	(80)	(305)

Total write-offs	(2,046)	(868)	(321)	(363)	(651)

Recoveries

Domestic	44	43	52	51	53

Foreign	8	1	3	11	10

Total recoveries	52	44	55	62	63

Net write-offs	(1,994)	(824)	(266)	(301)	(588)

Increase/(decrease) in credit loss allowance and provision	1,806	3,007	242	(108)	(298)

Collective loan loss provisions	26	(11)	(4)	(48)	(76)

Other adjustments	(88)	(266)	(140)	13	(64)

Balance at end of year	2,820	3,070	1,164	1,332	1,776

Net foreign exchange	(37)	(43)	(9)	10	50

Other adjustments	(51)[6]	(223)[6]	(131)	3	(114)

Total adjustments	(88)	(266)	(140)	13	(64)

1  Until 2008 this position includes chemicals, food and beverages.   2 Includes communication, health and social work, education and other social and personal service activities and until 2008 transportation.   3 Includes mining and electricity, gas and water supply and in 2009 additionally chemicals, food and beverages, transportation.   4 Until 2008 this position includes food and beverages.   5 Includes hotels and restaurants and in 2009 additionally food and beverages.   6 In 2009 the other adjustments was due to the sale of UBS Pactual. In 2008 a loan was forgiven in exchange for the collateral.

Financial information
Additional disclosure required under SEC regulations

Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2009, 2008,

2007, 2006 and 2005. For a description of procedures with respect to allowances and provisions for credit losses, see credit risk in the “Risk and treasury management” section.

CHF million	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Domestic

Banks	1	16	10	10	10

Construction	27	39	43	72	91

Financial institutions	126	18	52	61	75

Hotels and restaurants	6	8	10	27	49

Manufacturing[1]	104	71	113	155	174

Private households	119	121	190	187	262

Public authorities	20	1	1	3	8

Real estate and rentals	21	50	57	99	168

Retail and wholesale	221	262	247	311	330

Services[2]	99	78	112	113	196

Other[3]	43	92	76	107	61

Total domestic	787	756	911	1,145	1,424

Foreign

Banks[4]	31	6	18	20	35

Chemicals	1,037	960	1	4	5

Construction	1	8	1	2	2

Electricity, gas and water supply	0	2	3	8	16

Financial institutions	414	542	112	9	8

Manufacturing[5]	83	25	20	37	57

Mining	0	4	0	0	1

Private households	171	233	15	26	30

Public authorities	87	19	20	21	72

Real estate and rentals	36	208	8	4	3

Retail and wholesale	17	80	4	4	1

Services	100	19	4	7	27

Transport, storage and communication	7	185	1	1	0

Other[6]	0	0	12	6	8

Total foreign	1,984	2,291	219	149	265

Collective loan loss provisions[7]	49	23	34	38	86

Total allowances and provisions for credit losses[8]	2,820	3,070	1,164	1,332	1,775

1 Until 2008 this position includes chemicals, food and beverages.   2 Includes communication, health and social work, education and other social and personal service activities and until 2008 transportation.   3 Includes mining, electricity, gas and water supply and in 2009 additionally chemicals, food and beverages, transportation.   4  Counterparty allowances and provisions only.   5 Until 2008 this position includes food and beverages.   6 Includes hotels and restaurants and in 2009 additionally food and beverages.   7 The 2009, 2008, 2007, 2006 and 2005 amounts include CHF 0 million, CHF 0 million, CHF 0 million, CHF 0 million and CHF 48 million, respectively, of country provisions.   8 The 2009, 2008, 2007, 2006 and 2005 amounts include CHF 90 million, CHF 31 million, CHF 63 million, CHF 76 million, CHF 109 million, respectively, of provisions for unused commitments and contingent liabilities.

Financial information

Due from banks and loans by industry sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

ln %	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Domestic

Banks[1]	0.2	0.4	0.3	0.2	0.4

Construction	0.4	0.3	0.3	0.4	0.6

Financial institutions	2.1	2.0	1.4	1.6	1.3

Hotels and restaurants	0.5	0.4	0.5	0.6	0.6

Manufacturing	0.9	1.0	1.0	1.0	1.3

Private households	33.2	28.9	30.2	33.5	35.3

Public authorities	1.0	1.0	1.2	1.4	1.7

Real estate and rentals	3.3	2.9	2.9	3.2	3.7

Retail and wholesale	1.2	1.2	1.3	1.3	1.5

Services[2]	1.6	1.5	1.5	1.9	2.6

Other[3]	1.0	0.8	0.8	1.3	1.1

Total domestic	45.4	40.4	41.4	46.4	50.1

Foreign

Banks[1]	12.9	15.4	15.0	14.2	10.2

Chemicals	0.7	0.7	0.2	0.4	0.9

Construction	0.2	0.1	0.2	0.1	0.1

Electricity, gas and water supply	0.3	0.7	0.5	0.3	0.5

Financial institutions	21.6	24.4	24.0	19.2	19.7

Manufacturing	1.0	1.2	1.2	0.9	1.2

Mining	0.9	1.1	1.1	0.9	1.1

Private households	9.3	8.1	10.7	10.0	12.1

Public authorities	3.4	2.7	1.0	0.6	0.5

Real estate and rentals	0.4	1.0	1.3	1.2	0.9

Retail and wholesale	0.5	0.6	0.6	0.5	0.4

Services	2.4	2.4	2.3	4.7	1.8

Transport, storage and communication	0.8	0.9	0.4	0.4	0.4

Other[4]	0.2	0.3	0.1	0.2	0.1

Total foreign	54.6	59.6	58.6	53.6	49.9

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007, CHF 93 million at 31 December 2006, and CHF 728 million at 31 December 2005.  2 Includes communication, health and social work, education and other social and personal service activities.  3 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.   4 Includes food and beverages, hotels and restaurants.

Financial information
Additional disclosure required under SEC regulations

Loss history statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and Loans). The table below does not include loans designated at fair value.

CHF million, except where indicated	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Gross loans[1]	356,081	407,685	397,802	349,524	315,210

Impaired loans	6,865	9,145	2,392	2,628	3,434

Non-performing loans	5,402	4,703	1,481	1,918	2,363

Allowances and provisions for credit losses[2]	2,820	3,070	1,164	1,332	1,776

Net write-offs	1,994	824	266	301	588

Credit loss (expense)/recovery	(1,832)	(2,996)	(238)	156	375

Ratios

Impaired loans as a percentage of gross loans	1.9	2.2	0.6	0.8	1.1

Non-performing loans as a percentage of gross loans	1.5	1.2	0.4	0.5	0.7

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.8	0.8	0.3	0.4	0.6

Impaired loans	41.1	33.6	48.7	50.7	51.7

Non-performing loans	52.2	65.3	78.6	69.4	75.2

Allocated allowances as a percentage of impaired loans[3]	38.3	31.8	41.7	46.3	46.4

Allocated allowances as a percentage of non-performing loans[4]	41.6	41.8	58.9	58.0	59.0

Net write-offs as a percentage of:

Gross loans	0.6	0.2	0.1	0.1	0.2

Average loans outstanding during the period	0.5	0.2	0.0	0.1	0.1

Allowances and provisions for credit losses	70.7	26.8	22.9	22.6	33.1

Allowance and provisions for credit losses as a multiple of net write-offs	1.41	3.73	4.38	4.43	3.02

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 27 million for 2007, CHF 93 million for 2006 and CHF 728 million for 2005.   2 Includes collective loan loss provisions.  3 Allowances relating to impaired loans only.  4 Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the consequences of the recent Swiss court decision relating to the provision of certain UBS client data to the US Internal Revenue Service, including possible effects on UBS’s 2009 settlements with US authorities and on its businesses; (5) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various other jurisdictions; (6) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (7) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (8) possible political, legal and regulatory developments, including the effect of more stringent capital and liquidity requirements, constraints on remuneration and the imposition of additional legal or regulatory constraints on UBS’s activities; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; P.O. Box, CH-4002 Basel, Switzerland; www.ubs.com | Language: English/German | SAP-No. 80531E-1001

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.