Form 20-F
period 2010-12-31
UBS AG
filed 2011-03-15
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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
Please see page 4.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2010:

Ordinary shares, par value CHF 0.10 per share: 3,830,840,513 ordinary shares (including 38,892,031 treasury shares)
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 205 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check One):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

$17,842,000 PPNs due October 2011	NYSE Alternext US

$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg CMCI Total Return ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca

$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca

$100,000,000 E-TRACS UBS S&P 500 Gold Hedged Index ETN due January 2040	NYSE Arca

$100,000,000 E-TRACS Dow Jones-UBS Commodity Index Total Return ETN due October 2039	NYSE Arca
$100,000,000 E-TRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	NYSE Arca

Name of each exchange on
Title of each class	which registered
$100,000,000 1xMonthly Short E-TRACS Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040	NYSE Arca

$100,000,000 2xMonthly Leveraged Long E-TRACS Linked to the Alerian MLP Infrastructure Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian Natural Gas MLP Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo® MLP Index due October 29, 2040	NYSE Arca

$100,000,000 E-TRACS Daily Long-Short VIX ETN due November 30, 2040	NYSE Arca
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
None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and reduce its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) the liability to which UBS may be exposed due to legal claims and regulatory investigations, including those stemming from market dislocation and losses incurred by clients and counterparties during the financial crisis; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors, including whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I
Item 1.   Identity of Directors, Senior Management and Advisors.
     Not required because this Form 20-F is filed as an annual report.
Item 2.   Offer Statistics and Expected Timetable.
     Not required because this Form 20-F is filed as an annual report.
Item 3.   Key Information
A—Selected Financial Data.
     Please see Selected Financial Data on pages 406 to 409 and Statement of changes in equity on pages 268 to 270 of the Annual Report 2010 of UBS AG (the “Annual Report”) which is annexed hereto and forms an integral part hereof.
     The noon purchase rate for the Swiss franc on 28 February 2011 was 1.0747 USD per 1 CHF. See page 406 of the Annual Report for additional exchange rate information.
Ratio of Earnings to Fixed Charges.
     Please see page 409 of the Annual Report and Exhibit 7 to this Form 20-F.
B—Capitalization and Indebtedness.
     Not required because this Form 20-F is filed as an annual report.
C—Reasons for the Offer and Use of Proceeds.
     Not required because this Form 20-F is filed as an annual report.
D—Risk Factors.
     Please see pages 25 to 30 of the Annual Report.
Item 4.   Information on the Company.
A—History and Development of the Company
1-3	Please see Corporate information on page 6 of the Annual Report.

4-6	Please see The making of UBS on page 18 and Key factors affecting our financial position and results of operations in 2010 on pages 32 to 33 of the Annual Report.

7	Not applicable.
B—Business Overview.
1,2,5,7	Please refer to the Annual Report on pages 75 to 77 (as to Wealth Management) and pages 81 to 82 (as to Retail & Corporate) with respect to Wealth Management & Swiss Bank, pages 85 to 87 with respect to Wealth Management Americas, pages 92 to 96 with respect to Global Asset

Management, pages 102 to 103 with respect to the Investment Bank, and pages 109 to 110 with respect to the Corporate Center. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the consolidated financial statements (the “Financial Statements”) contained in the Annual Report, Segment reporting on pages 293 to 296 and Segment reporting by geographic location on page 297, respectively.

3	Please refer to Seasonal characteristics on page 33 of the Annual Report.

4	Not applicable.

6	None.

8	Please see Regulation and supervision on pages 215 to 217 of the Annual Report.
C—Organizational Structure.
     Please see Note 34 to the Financial Statements, Significant subsidiaries and associates, on pages 362 to 365 of the Annual Report.
D—Property, Plant and Equipment.
     Please see Property, plant and equipment on page 410 of the Annual Report.
Information Required by Industry Guide 3
     Please see Information required by industry guide 3 on pages 411 to 424 of the Annual Report. See also Selected financial data on pages 406 to 409 of the Annual Report for the return on equity attributable to UBS shareholders, return on average equity, return on average assets, dividend payout ratio and ratio of average equity to average assets.
Item 4A.   Unresolved Staff Comments.
     No material unresolved comments.
Item 5.   Operating and Financial Review and Prospects.
A—Operating Results.
     Please see Financial performance on pages 31 to 53 of the Annual Report. For a discussion of operating results by business division, please refer to the Annual Report, page 74 and pages 78 to 80 (as to Wealth Management) and pages 83 to 84 (as to Retail & Corporate) with respect to Wealth Management & Swiss Bank, pages 88 to 91 with respect to Wealth Management Americas, pages 97 to 101 with respect to Global Asset Management, pages 104 to 108 with respect to the Investment Bank and pages 110 to 111 with respect to the Corporate Center.
     For information regarding the impact of foreign currency fluctuations, see Corporate currency management on page 154 of the Annual Report.
B—Liquidity and Capital Resources.
     We believe that our working capital is sufficient for the company’s present requirements. Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For a detailed discussion, please see Liquidity and funding management on pages 147 to 152 and Capital management on pages 155 to 159 of the Annual Report.
     For a discussion of UBS’s borrowings and cash flows, please see Balance sheet on pages 44 to 47 and Cash flows on page 53 of the Annual Report.
     Please see also Interest rate and currency management on pages 153 to 154 and Shares and capital instruments on pages 160 to 162 of the Annual Report and Note 19 to the Financial Statements, Financial liabilities designated at fair value and debt issued, on pages 312 to 313 of the Annual Report.
C—Research and Development, Patents and Licenses, etc.
     Not applicable.
D—Trend Information.
     Please see Current market climate and industry drivers on pages 20 to 21 of the Annual Report.
E—Off-balance Sheet Arrangements.
     Please see Off-balance sheet arrangements on pages 48 to 52 of the Annual Report and Notes 24 and 25 to the Financial Statements, Pledgeable off-balance-sheet securities and Operating lease commitments, respectively, on page 329 of the Annual Report.
F—Tabular Disclosure of Contractual Obligations.
     Please see Contractual obligations on page 52 of the Annual Report.
Item 6.   Directors, Senior Management and Employees.
A—Directors and Senior Management.
1,2,3	Please see pages 198 to 201 and pages 205 to 209 of the Annual Report.

4,5	None.
B—Compensation.
1	Please see pages 240 to 250 of the Annual Report and also Note 31 to the Financial Statements, Equity participation and other compensation plans, on pages 351 to 358 and Note 32 to the Financial Statements, Related parties, on pages 359 to 361 of the Annual Report.

2	Please see Note 30 to the Financial Statements, Pension and other post-employment benefits plans, on pages 345 to 350 of the Annual Report.
C—Board practices.
1	Please see pages 198 to 209 of the Annual Report.

2	Please see pages 240 to 250 of the Annual Report and Note 32 to the Financial Statements, Related parties, on pages 359 to 361 of the Annual Report.

3	Please see Audit committee on page 201 and Human Resources and Compensation Committee on page 202 of the Annual Report.
D—Employees.
     Please see Our employees on pages 54 to 58 of the Annual Report.
E—Share Ownership.
     Please see pages 243 to 250 in the Annual Report, Note 31 to the Financial Statements, Equity participation and other compensation plans, on pages 351 to 358 of the Annual Report and “Equity holdings” in Note 32 to the Financial Statements, Related parties, on page 359 of the Annual Report.
Item 7.   Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see Group structure and shareholders on page 191 of the Annual Report. At December 31, 2010, the portion of UBS ordinary shares held in the United States was 265,029,075 by 1,128 record holders.
B—Related Party Transactions.
     Please see Loans on page 241 of the Annual Report, Note 32 to the Financial Statements, Related parties, on pages 359 to 361 of the Annual Report and Loans granted to members of the BoD on 31 December 2009/2010 and Loans granted to members of the GEB on 31 December 2009/2010 on page 399 of the Annual Report.
The aforementioned loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.
C—Interests of Experts and Counsel.
     Not applicable because this Form 20-F is filed as an annual report.
Item 8.   Financial Information.
A—Consolidated Statements and Other Financial Information.
1,2,3,4,5,6	Please see Item 18 of this Form 20-F.

7	Information on material legal and regulatory proceedings is in Note 21 to the Financial Statements, Provisions and contingent liabilities, on pages 314 to 319 of the Annual Report. For developments during the year, please see also the Financial Information section in each of our quarterly reports: First Quarter 2010 Report, filed on Form 6-K dated May 4, 2010 (Note 15, Litigation); Second Quarter 2010 Report, filed on Form 6-K dated July 27, 2010 (Note 15, Litigation); Third Quarter 2010 Report, filed on Form 6-K dated October 26, 2010 (Note 15, Litigation and regulatory matters); and Fourth Quarter 2010 Report, filed on Form 6-K dated February 8, 2011 (Note 14, Litigation and regulatory matters, and Note 15, Other contingent liabilities). The Notes in each such Quarterly Report speak only as of their respective dates.

8	Please refer to Distributions to shareholders on page 162 of the Annual Report for a description of UBS’s dividend policy.
B—Significant Changes.
     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F. Please see Key factors affecting our financial position and results of operations in 2010 on pages 32 to 33 of the Annual Report and Note 33 to the Financial Statements, Events after the reporting period, on page 362 of the Annual Report.
Item 9.   The Offer and Listing.
A—Offer and Listing Details.
1,2,3,5,6,7	Not required because this Form 20-F is filed as an annual report.

4	Please see Stock exchange prices on page 165 of the Annual Report.
B—Plan of Distribution.
     Not required because this Form 20-F is filed as an annual report.
C—Markets.
     UBS’s shares are listed and traded on the SIX Swiss Exchange and the New York Stock Exchange. The symbols are shown on page 163 of the Annual Report.
(a) Trading on SIX Swiss Exchange
     From 2001 to 2009, Swiss blue chip stocks were traded on the SWX Europe (formerly virt-x) in London, a subsidiary wholly owned by the SIX Group, although these stocks remained listed on the SIX Swiss Exchange. In 2009, trading of blue chip stocks and ETFs was repatriated to Switzerland.
     SIX Swiss Exchange is a Recognized Overseas Investment Exchange supervised by FINMA. It is delivered on the modern, scalable SIX trading platform.
     SIX Swiss Exchange is open from Monday to Friday, except on Swiss public holidays. Exchange days are also clearing days. This means that trading takes place and that trades can be forwarded to the central counterparty (CCP) or central securities depository (CSD) for clearing and settlement. Exchange hours are 6 a.m. to 10 p.m. CET. Clearing hours are 8 a.m. to 6:15 p.m. CET.
     All trades executed through the order book settle on a uniform “T+3” basis, meaning that delivery and payment of exchange transactions occur three business days after the trade date. The buyer is able to ask SIX Swiss Exchange to enforce settlement if the seller has not delivered within three business days of the intended settlement date.
     Any transaction executed under the rules of SIX Swiss Exchange must be reported to SIX Swiss Exchange. Order book executions are automatically reported by the trading system. There are separate provisions for the delayed publication of certain qualifying trades. The block trade provisions allow a member a publication delay when the member has executed a large transaction for a client; the delay gives the member time in which to offset the risk of the large trade.
     In the event of extraordinary situations such as large price fluctuations and other situations likely to hamper fair and orderly trading, SIX Swiss Exchange may take whatever measures it deems necessary to maintain fair and orderly markets. A listed security may be suspended, the opening of trading in that security may be delayed or continuous trading may be interrupted.
(b) Trading on the New York Stock Exchange
     UBS listed its shares on the New York Stock Exchange (the “NYSE”) on May 16, 2000.
     As of 31 December 2010, the securities of more than 2,300 operating corporations with a total combined market valuation of approximately USD 16.3 trillion were listed on the NYSE, including 519 non-U.S. issuers from 47 countries.
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
B—Memorandum and Articles of Association.
     Please see the Articles of Association of UBS AG and the Organization Regulations of UBS AG (Exhibits 1.1 and 1.2, respectively, to this Form 20-F).
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
     The Articles provide that we may elect not to print and deliver certificates in respect of registered shares. Shareholders may, however, following registration in the share register, request at any time that we issue a written statement in respect of their shares.
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
Shareholders’ Meeting
     Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of our financial year, which is 31 December. Shareholders’ meetings may be convened by the Board of Directors (BoD) or, if necessary, by the statutory auditors, with twenty days’ advance notice. The BoD is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of our nominal share capital. Shareholders holding shares with an aggregate par value of at least CHF 62,500 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least twenty days prior to such meeting.
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
     Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the Shares represented at such meeting is required to:
•	Change the limits on BoD size in the Articles;
•	Remove one fourth or more of the members of the BoD; or
•	Delete or modify the above supermajority requirements.
     Under Swiss corporate law, a resolution passed by at least two thirds of votes represented and an absolute majority of the par value of the shares represented must approve:
•	A change in our stated purpose in the Articles;
•	The creation of shares with privileged voting rights;
•	A restriction on transferability;
•	An increase in authorized capital;
•	An increase in capital out of equity against contribution in kind, for the purpose of acquisition and granting of special rights;
•	Changes to pre-emptive rights;
•	A change of domicile of the corporation; or
•	Dissolution of the corporation without liquidation.
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
     Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The BoD may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the BoD conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the BoD.
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
Conflicts of Interest
     Swiss law does not have a general provision on conflicts of interest. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, as such, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith, other than at arm’s length, must be repaid to us if the shareholder or director was acting in bad faith.
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
     Please see Capital structure on pages 193 to 195, Shareholders’ participation rights on pages 196 to 197 and Election and terms of office on page 202 of the Annual Report.
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

     For purposes of this discussion, a “U.S. holder” is any beneficial owner of UBS ordinary shares that is for U.S. federal income tax purposes:
•	A citizen or resident of the United States;
•	A domestic corporation or other entity taxable as a corporation;
•	An estate, the income of which is subject to U.S. federal income tax without regard to its source; or
•	A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
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
(a) Ownership of UBS Ordinary Shares-Swiss Taxation
Dividends and Distributions
     Dividends paid by UBS to a holder of UBS ordinary shares (including dividends on liquidation proceeds and stock dividends) are in principle subject to a Swiss federal withholding tax at a rate of 35%.
     Until the end of 2010, the Par Value Principle was applicable. Under the Par Value Principle any distribution, which was not a repayment of the par value of the shares, was subject to Swiss withholding tax.
     Starting 1 January 2011, the Par Value Principle was replaced by the Capital Contribution Principle. Under the Capital Contribution Principle, the repayment of capital contributions, including share premiums made by the shareholders after December 31, 1996 is in principle no longer subject to Swiss withholding tax if certain requirements regarding the booking of these capital contributions are met. The Swiss Federal Tax Administration issued guidelines on how the Capital Contribution Principle has to be applied. Nevertheless certain aspects are still unclear and disputed respectively.
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
Transfers of UBS Ordinary Shares
     The purchase or sale of UBS ordinary shares, whether by Swiss resident or non-resident holders (including U.S. holders), may be subject to a Swiss securities transfer stamp duty of up to 0.15%

calculated on the purchase price or sale proceeds if it occurs through or with a bank or other securities dealer in Switzerland as defined in the Swiss Federal Stamp Tax Act in Switzerland or the Principality of Liechtenstein. In addition to the stamp duty, the sale of UBS ordinary shares by or through a member of a recognized stock exchange may be subject to a stock exchange levy.
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
Dividends and Distributions
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
     Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.
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
     Subject to U.S. foreign tax credit limitations, the nonrefundable Swiss tax withheld and paid over to Switzerland will be creditable or deductible against the U.S. holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability, whether or not the refund is actually obtained. See “(a) Ownership of UBS Ordinary Shares—Swiss Taxation” above, for the procedures for obtaining a tax refund.
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
Transfers of UBS Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the UBS ordinary shares. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Rules
     UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held UBS ordinary shares, either (i) at least 75% of the gross income of UBS for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income (including cash). If UBS were to be treated as a passive foreign investment company, then unless a U.S. holder were to make a mark-to-market election with respect to the UBS ordinary shares, gain realized on the sale or other disposition of UBS ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the three preceding taxable years or, if shorter, the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s UBS ordinary shares will be treated as stock in a passive foreign investment company if UBS was a passive foreign investment company at any time during the holder’s holding period in the UBS ordinary shares. In addition, dividends received from UBS would not be eligible for the preferential tax rate applicable to qualified dividend income if UBS were to be treated as a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but would instead be taxable at rates applicable to ordinary income.
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
     Please see Market risk on pages 134 to 140 of the Annual Report.
(b) Qualitative Information About Market Risk.
     Please see Market risk on pages 134 to 140 of the Annual Report.
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
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.
Item 15.   Controls and Procedures.
(a) Disclosure Controls and Procedures.
     Please see US regulatory disclosure requirements on pages 213 to 214 of the Annual Report. See also Exhibit 12 to this Form 20-F.

(b) Management’s Annual Report on Internal Control over Financial Reporting.
     Please see Management’s report on internal control over financial reporting on page 259 of the Annual Report.
(c) Attestation Report of the Registered Public Accounting Firm.
     Please see Report of independent registered public accounting firm on internal control over financial reporting on pages 260 to 261 of the Annual Report.
(d) Changes in Internal Control over Financial Reporting.
     None.
Item 15T.   Controls and Procedures.
     Not applicable.
Item 16A.   Audit Committee Financial Expert.
     Please see Audit committee on page 202 and Compliance with NYSE listing standards on corporate governance on pages 218 to 219 of the Annual Report.
Item 16B.   Code of Ethics.
     The Code of Business Conduct and Ethics (the “Code”) was substantially rewritten in January 2010. As rewritten, the Code is strengthened and updated based on international standards and best practices. It sets up clear requirements rather than merely statements of intention. It contains new provisions on cross-border business and tax compliance, as well as expanded provisions to improve corporate responsibility—fair dealing and fair competition, diversity and equal opportunity, health and safety, protecting the environment, respecting human rights, and community investment. Finally, the Code includes new requirements for training, annual certification and disciplinary consequences for all employees.
     The code of business conduct and ethics is published on our website under http://www.ubs.com/1/e/investors/corporategovernance/business_conduct.html.
Item 16C.   Principal Accountant Fees and Services.
     Please see Auditors on pages 211 to 212 of the Annual Report. None of the non-audit services disclosed in the table on page 211 were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C ) of Rule 2-01 of Regulation S-X.
Item 16D.   Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Please see Treasury share activities on page 161 of the Annual Report. The 2007/2010 share buyback program had been suspended since 2008, and expired on 8 March 2010 without being replaced by a new program. Throughout 2010 and at the time of expiration of the program, the unutilized volume of shares under the program was 174.1 million shares.

Item 16F.   Changes in Registrant’s Certifying Accountant.
     Not applicable.
Item 16G.   Corporate Governance.
     Please see Compliance with NYSE listing standards on corporate governance on pages 218 to 219 of the Annual Report.
PART III
Item 17.   Financial Statements.
     Not applicable.
Item 18.   Financial Statements.
     Please see the Financial Statements and the Notes to the Financial Statements on pages 259 to 378 of the Annual Report.
Item 19.   Exhibits.

Exhibit
Number	Description
1.1	Articles of Association of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed October 5, 2010)

1.2	Organization Regulations of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed August 4, 2010)

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Deferred Prosecution Agreement between the United States of America and UBS AG, dated February 18, 2009 (incorporated by reference to Exhibit 4.1 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

7	Statement regarding ratio of earnings to fixed charges.

Exhibit
Number	Description
8	Significant Subsidiaries of UBS AG.

Please see Note 34 to the Financial Statements Significant subsidiaries and associates, on pages 362 to 365 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

UBS AG
/s/ Oswald Grübel
Name:	Oswald Grübel
Title:	Chief Executive Officer

/s/ John Cryan
Name:	John Cryan
Title:	Chief Financial Officer

March 15, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1	Articles of Association of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed October 5, 2010)

1.2	Organization Regulations of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed August 4, 2010)

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Deferred Prosecution Agreement between the United States of America and UBS AG, dated February 18, 2009 (incorporated by reference to Exhibit 4.1 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS AG.

Please see Note 34 to the Financial Statements Significant subsidiaries and associates, on pages 362 to 365 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

Annual Report 2010

Our performance in 2010

Contents

2	Letter to shareholders
5	Information sources

1.	Strategy, performance and responsibility

10	Strategy and structure
18	The making of UBS
20	Current market climate and industry drivers
22	Regulatory developments
25	Risk factors
31	Financial performance
32	Measurement and analysis of performance
35	Accounting and reporting structure changes
37	UBS results
44	Balance sheet
48	Off-balance sheet
53	Cash flows
54	Our employees
59	Corporate responsibility

2.	UBS business divisions and Corporate Center

74	Wealth Management & Swiss Bank
85	Wealth Management Americas
92	Global Asset Management
102	Investment Bank
109	Corporate Center

3.	Risk and treasury management

116	Risk management and control
120	Credit risk
134	Market risk
141	Operational risk
143	Risk concentrations
146	Treasury management
147	Liquidity and funding management
153	Interest rate and currency management
155	Capital management
160	Shares and capital instruments
163	UBS shares in 2010
166	Basel II Pillar 3
EX-7
EX-12
EX-13
EX-15

4.	Corporate governance and compensation

190	Corporate governance
191	Group structure and shareholders
193	Capital structure
196	Shareholders’ participation rights
198	Board of Directors
205	Group Executive Board
210	Change of control and defense measures
211	Auditors
213	Information policy
215	Regulation and supervision
218	Compliance with NYSE listing standards on corporate governance
220	Compensation
222	Compensation governance
224	Total Reward Principles
227	Overview of our compensation model
232	Deferred variable compensation plans
237	Compensation funding and expenses
240	2010 compensation for the Group Executive Board and Board of Directors 240

5.	Financial information

254	Introduction and accounting principles
255	Critical accounting policies
259	Consolidated financial statements
273	Notes to the consolidated financial statements
379	UBS AG (Parent Bank)
379	Parent Bank review
380	Parent Bank financial statements
383	Notes to the Parent Bank financial statements
405	Additional disclosure required under SEC regulations
405	A – Introduction
406	B – Selected financial data
410	C – Information on the company
411	D – Information required by industry guide 3

Annual Report 2010
Letter to shareholders

Dear Shareholders,

2010 was a year of substantial improvement for us. We achieved a net profit attributable to UBS shareholders of CHF 7.5 billion1, compared with a loss of CHF 2.7 billion in 2009. Our return on equity for 2010 improved to 16.7% from negative 7.8% at the end of 2009. We believe that providing outstanding levels of execution and delivering sustainable profitability are the cornerstones on which we can build a successful future, and that the progress we made during 2010 has enhanced our reputation with stakeholders.

Sustaining this progress will require us to continue to act with discipline and integrity, and to maintain a sharp focus on achieving our targets. During the year we increased revenues by CHF 9 billion compared with 2009, while at the same time reducing overall risk levels. We maintained discipline over our cost base, achieving our targeted fixed costs of less than CHF 20 billion. Our clients have once again entrusted us with net new money, with net inflows stabilizing in the second half of the year. Profits for 2010 were a key driver of the increase in our Basel II tier 1 capital ratio, which stood at an industry-leading 17.8% at the year-end. While our results for 2010 showed a marked improvement, we have far greater ambitions. In 2011 we will continue to build further on our achievements.

Most of our business divisions showed an improvement compared with 2009. In Wealth Management, client confidence remained subdued in volatile markets, affecting overall transaction volumes. Market rates of interest also remained low during the year. Against this backdrop, Wealth Management’s pre-tax profit increased to CHF 2,308 million compared with CHF 2,280 million in 2009, mainly as a result of reduced operating expenses. Total operating income declined marginally on lower interest income reflecting the interest rate environment as well as the effects of foreign exchange on our results, particularly the decrease in the value of the euro and US dollar against the Swiss franc. Fee income decreased on a lower average asset base, but trading income increased reflecting the work we have done to further strengthen our advisory relationship with clients. Invested assets declined by 7% as foreign exchange movements and outflows more than offset positive investment performance. Operating expenses declined by 3% mainly reflecting reduced personnel and restructuring costs.

In Retail & Corporate, pre-tax profit increased by 9% to CHF 1,772 million compared with 2009. Total operating income remained broadly stable, with net interest income impacted by low market interest rates. Operating expenses were reduced by 8%, reflecting cost-cutting measures initiated in 2009.

Wealth Management Americas reported a pre-tax loss of CHF 130 million compared with a pre-tax profit of CHF 32 million in 2009. The result belies the considerable operational progress made during the year, the benefits of which were more than offset by a significant increase in litigation provisions. We believe the restructuring of this business over the past year will allow us to leverage our strong competitive positioning going forward. Retaining talent within the business is key, and we are encouraged that financial advisors with us for more than one year delivered a strong performance, especially in the fourth quarter. Operating income was flat, with improved managed account fees and higher mutual fund revenues offset by a decrease in municipal trading income. Net new money trends in the business are encouraging, with the business delivering positive net new money in the second half of the year.

In 2010, Global Asset Management continued to build on its already sound investment track record with a pre-tax profit of CHF 516 million, an increase of 18% compared with 2009. This was achieved despite a decrease in invested assets as positive investment performance and net new money inflows were more than offset by negative currency effects. Operating income was down by 4% due to lower performance fees and lower revenues also reflecting the sale of UBS Pactual. Operating expenses decreased by 9%.

Our Investment Bank contributed most to the improvement in our 2010 results, recording a pre-tax profit of CHF 2,197 million compared with a pre-tax loss of CHF 6,081 million in 2009. This was primarily due to a reversal of losses in our fixed income, currencies and commodities business and reflects the rebuild of our credit business where revenues rose significantly. In 2010 we recorded considerably lower net credit loss expenses and lower own credit losses, partly offset by an increase in operating expenses.

We continued to maintain tight control over our risks and balance sheet alongside improvements in profitability over the year. Risk-weighted assets were reduced by 4% during the year to CHF 199 billion, and, on 31 December 2010, our balance sheet stood at CHF 1,317 billion, down 2% compared with the prior year. The increase in our regulatory capital, together with a reduction in risk-weighted assets, led to an improvement of our BIS tier 1 capital ratio to 17.8% compared with 15.4% at the end of 2009.

During 2010 the regulatory landscape shifted substantially with the expectation of more stringent regulatory requirements becoming a reality. New global regulatory pro-

1 Our 2010 results were adjusted after the issuance of our fourth quarter 2010 report. The adjustment, which increased the net profit attributable to UBS shareholders by CHF 373 million, is explained in Note 33 to the financial statements included in our Annual Report 2010.

Kaspar Villiger Chairman of the Board of Directors     Oswald J. Grübel Group Chief Executive Officer

posals were finalized by the Basel Committee on Banking Supervision early this year, and the Swiss Federal Council published draft legislation for Swiss banks based on the recommendations of the Swiss Expert Commission and designed to address the “too big to fail” issue. These proposals are due to be debated in the Swiss Parliament later this year. We will continue to evaluate the impacts of these changes, especially the effect that they may have on the profitability of our businesses, and, where necessary, we will take appropriate action. As previously stated, we will retain earnings in order to meet the recommended future capital requirements.

Recent quarters have demonstrated that our results for certain divisions, and for the Group as a whole, are highly sensitive to regulatory, legal and tax developments. In 2011, we believe that we may have opportunities to recognize further deferred tax assets in our results. We also expect that provisions for litigation and other contingencies will continue to affect us, although the timing and magnitude of these developments are not predictable.

In the current environment it is more important than ever that we focus on our clients’ needs. During the year we continued to implement our global and integrated bank strategy. We

Annual Report 2010
Letter to shareholders

improved the way in which we deliver our products and services to clients, which in turn should help us achieve further revenue growth. As part of this strategy we established our Investment Products and Services unit. We believe that this unit will play a crucial role, ensuring that our clients receive fast and efficient access to products and services tailored to their individual needs. Alongside this we set up our Global Family Office Group, catering to the often complex needs of many of the world’s wealthiest families.

We continued our tradition of supporting the local communities in which we live and work. We believe that our success stems not only from our employees’ skills and resources and from our relationships with our clients, but also from a healthy social environment. All over the world, our regional Community Affairs teams organize a wide variety of charitable activities in addition to direct donations made by the firm. Across all of our business regions, our employees continue to play a very active role in our community investment efforts, in particular through their volunteering activities. In 2010, our employees spent nearly 81,000 hours volunteering. We support their commitment by offering up to two working days a year for volunteering efforts, and also match employee donations to selected charities. In 2010 we also announced our support of the UBS Kids Cup, an athletics competition in Switzerland involving up to 70,000 children aged 7 to 15, helping to promote health and well-being.

During the year there were signs of improved client confidence in UBS. Building on this momentum, in August we launched our new brand campaign, our first global campaign for two years. The “We will not rest” campaign conveys our commitment to and focus on our clients at every level of the organization.

The ultimate responsibility for the firm’s strategy and the supervision of its executive management rests with the Board of Directors. We welcome the announcement that Joseph Yam, founder and former Chief Executive of the Hong Kong Monetary Authority, has been nominated for election to the Board. His expected appointment following the 2011 Annual General Meeting should further strengthen UBS’s Board of Directors, allowing us to benefit from his considerable experience. We recently announced that Sally Bott has resigned from the Board. We would like to express our gratitude to Sally for her outstanding contributions and great commitment during the past two and a half years.

2010 was a year of substantial improvement in our financial performance and our financial condition, and we would like to take this opportunity to thank you, our shareholders, for your continued support, and all of our employees for their hard work and commitment. In 2011, we are confident that we can consolidate the progress already made throughout the firm, helping to deliver our goal of long-term sustainable profitability for our shareholders.

15 March 2011

Yours sincerely,

UBS

Kaspar Villiger	Oswald J. Grübel
Chairman of the	Group Chief
Board of Directors	Executive Officer

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (executive and non-executive members). It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports

The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Analysts & Investors” section at www.ubs.com/ investors provides the following information on UBS: financial in-

formation (including SEC results-related filings); corporate information, including UBS share price charts and data and dividend information; the UBS event calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of results-related filings with the SEC may be obtained from our Investor Relations team at www.ubs.com/investors.

Annual Report 2010

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

UBS AG shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Contacts
Switchboards
For all general queries.
Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.
UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland
sh-investorrelations@ubs.com
www.ubs.com/investors
Hotline +41-44-234 4100
New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415
Media Relations
UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.
www.ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714
ubs-media-relations@ubs.com
New York +1-212-882 5857
mediarelations-ny@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.
UBS AG, Office of the Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Hotline +41-44-234 3628
Fax +41-44-234 6603
Shareholder Services
UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.
UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Hotline +41-44-235 6202
Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related queries in the US.
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA
sh-relations@melloninvestor.com
www.melloninvestor.com
Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578
Fax +1-201-680 4675

Corporate calendar

Publication of first quarter 2011 results
Tuesday, 26 April 2011
Annual General Meeting
Thursday, 28 April 2011
Publication of second quarter 2011 results
Tuesday, 26 July 2011
Publication of third quarter 2011 results
Tuesday, 25 October 2011

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Languages: English/German | SAP-No. 80531E

© UBS 2011. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

Strategy, performance and responsibility

Information assured according to the Global Reporting Initiative (GRI)

Content of the sections “Our employees” and “Corporate responsibility” has been assured by SGS Société Générale de Surveillance SA (SGS) using the GRI Sustainability Reporting Guidelines, as evidenced in the SGS Assurance Statement on page 70. The assurance by SGS also covered text and data on the website of UBS. Both the relevant text in the Annual Report 2010 and on the website are referenced in the GRI Index (www.ubs.com/gri), which defines the scope of the assurance. SGS has confirmed the level of assurance as GRI A+.

Strategy and performance

–	We are a client-focused financial services firm that offers a strong combination of wealth management, asset management and investment banking services on a global and regional basis.

–	We aim to generate sustainable earnings and create value for our shareholders.

Our strategic priorities

We are concentrating on:
–	further strengthening our position as a leading bank for high net worth and ultra high net worth clients around the world;
–	continuing our leadership across all client segments in Switzerland;
–	attaining a top-tier position in the growth regions in which we choose to operate; and
–
remaining a leading investment bank with a client-centric business model, focusing on flow trading and advice, leveraging our traditional strengths and maximizing our scope by working in close conjunction with our wealth management and asset management businesses.

Re-focusing the business portfolio

We will further foster collaboration between our wealth management, asset management and investment banking businesses, reflecting our commitment to serve our clients comprehensively across all segments. We believe this will improve our operating and financial results and will generate more shareholder value. From a geographic perspective, we want to leverage our strong existing global footprint. We are continuously investing in our Asia Pacific businesses as well as other growth markets such as the Middle East and Latin America.

Transforming the way we operate

Our transformation is geared towards exploiting the full potential of our strengths based on our three strategic guidelines of reputation, integration and execution.

Our reputation is our most valuable asset. It is ultimately defined by the actions and decisions we take every day. In order to restore and safeguard our reputation, we have introduced more disciplined and effective governance processes.

Integration is a key factor in serving our clients and driving efficiencies across our businesses, and is essential to our ability to achieve our financial targets. Integration is being achieved through a series of measures, including several dedicated client-related initiatives around the globe, and related improvements in client coverage and management processes.

We are committed to execution at the highest standards, ensuring consistent high-quality delivery to clients as well as within the firm. Furthermore, we are further developing our performance-oriented culture to help us to attract, develop and retain top industry talent.

UBS key figures
	As of or for the year ended
CHF million, except where indicated	31.12.10	31.12.09	31.12.08

Group results

Operating income	31,994	22,601	796

Operating expenses	24,539	25,162	28,555

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)

Diluted earnings per share (CHF)[1]	1.96	(0.75)	(7.63)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	16.7	(7.8)	(58.7)

Return on risk-weighted assets, gross (%)	15.5	9.9	1.2

Return on assets, gross (%)	2.3	1.5	0.2

Growth

Net profit growth (%)[3]	N/A	N/A	N/A

Net new money (CHF billion)[4]	(14.3)	(147.3)	(226.0)

Efficiency

Cost / income ratio (%)	76.5	103.0	753.0

Capital strength

BIS tier 1 ratio (%)[5]	17.8	15.4	11.0

FINMA leverage ratio (%)[5]	4.45	3.93	2.45

Balance sheet and capital management

Total assets	1,317,247	1,340,538	2,014,815

Equity attributable to UBS shareholders	46,820	41,013	32,531

BIS total ratio (%)[5]	20.4	19.8	15.0

BIS risk-weighted assets[5]	198,875	206,525	302,273

BIS tier 1 capital[5]	35,323	31,798	33,154

Additional information

Invested assets (CHF billion)	2,152	2,233	2,174

Personnel (full-time equivalents)	64,617	65,233	77,783

Market capitalization[6]	58,803	57,108	43,519

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.  2 For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section of this report.  3 Not meaningful if either the current period or the comparison period is a loss period.  4 Excludes interest and dividend income.  5 Refer to the “Capital management” section of this report.  6 Refer to the “UBS shares in 2010” section of this report.

The 2010 results and the balance sheet in this report differ from those presented in our fourth quarter 2010 report issued on 8 February 2011. The net impact of adjustments made subsequent to the publication of the unaudited fourth quarter 2010 financial report on net profit attributable to UBS shareholders was a gain of CHF 373 million, which increased basic and diluted earnings per share by CHF 0.10.

è	Refer to “Note 33 Events after the reporting period” in the “Financial information” section of this report for more information

Strategy, performance and responsibility
Strategy and structure

Strategy and structure

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions. Headquartered in Zurich and Basel, Switzerland, UBS has offices in more than 50 countries, including all major financial centers, and employs approximately 65,000 people. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.

UBS business model and aspiration

UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

In aspiring to be a leading client-focused financial services firm, we are concentrating on:
–	further strengthening our position as a leading bank for high net worth and ultra high net worth clients around the world;
–	continuing our leadership across all client segments in Switzerland;
–	attaining a top-tier position in the growth regions in which we choose to operate; and
–	remaining a leading investment bank with a client-centric business model, focusing on flow trading and advice, leveraging our traditional strengths and maximizing our scope by working in close conjunction with our wealth management and asset management businesses.

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by

Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.

Wealth Management Americas
Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the domestic United States business (Wealth Management US), the domestic Canadian business and international business booked in the United States.

Global Asset Management
Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund

Strategy, performance and responsibility

services unit provides legal fund set-up and accounting and reporting for retail and institutional funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, sovereign and governmental bodies, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres. Most costs and personnel of the Corporate Center are allocated to the business divisions.
è	Refer to the “Accounting and reporting structure changes” and “UBS business divisions and Corporate Center” sections of this report for more information on our businesses

UBS’s competitive profile

Our business mix reflects decades of continuous development, organic growth and acquisitions. As a leader in the wealth management industry in terms of total invested assets, we offer a combination of wealth management, investment banking and asset management and services in local and regional markets. Specifically, we are a leading wealth manager in Switzerland, Europe, and the Asia Pacific region and are well positioned in main growth markets such as the Middle East and Latin America. In the US, we are a leading wealth management service provider and are the biggest foreign-owned wealth manager. Furthermore, we have the largest ultra high net worth business globally in terms of invested assets. Our Investment Bank maintains a strong presence among global corporate and institutional clients, and holds leading positions in equities, foreign exchange, money markets, mergers and acquisitions and financial advisory services. In the Asia Pacific region, we operate leading investment banking, wealth management and asset management businesses.

UBS’s strategy

At the end of 2009, we established strategic objectives to improve our financial performance and reposition the firm in order to generate sustainable profitability and increased shareholder value. These strategic objectives and the related medium-term financial targets were reiterated at our Investor Day in November 2010. Our strategy is built on two primary pillars: re-focusing our business portfolio to fully capitalize on our strengths, and transforming the way we operate, exploiting the full potential of our strengths based on our three strategic guidelines of reputation, integration and execution. We are delivering against this strategy and have made progress in improving our financial performance during 2010.

Re-focusing the business portfolio

We will further foster collaboration between our wealth management, asset management and investment banking businesses, reflecting our commitment to serve our clients comprehensively across all segments. We believe this will improve our operating and financial results and will generate more shareholder value.

Strategy, performance and
responsibility Strategy and structure

The Investment Bank’s strategy is centered on an aligned and integrated client-centric business model, built around flow trading and advice, and is supported by a disciplined risk control framework. The existing capabilities in equities and fixed income, currencies and commodities have been unified into one integrated securities platform to better serve our clients. We will continue to review the Investment Bank’s business mix to take into account changes in law affecting certain businesses, increased capital requirements and market developments.
In Wealth Management, we are focusing on capturing growth opportunities in Asia, the emerging markets and the ultra high net worth segment, while transforming our cross-border business and building on our onshore presence in key markets. Our Retail & Corporate business unit aims to further strengthen our leading position in Switzerland, working together with our other businesses.
The geographic and stylistic diversification of Global Asset Management is at the core of our efforts to deliver superior investment performance for clients and capture growth opportunities. Additionally, we are working to expand on our strong third-party institutional business.
In Wealth Management Americas, we have shifted from a scale-driven model to one based on advice, led by our financial advisors and focused on high net worth and ultra high net worth clients. We believe this shift in strategy will lead to sustainable profitability.
From a geographic perspective, we want to leverage our strong existing global footprint. We are continuously investing in our Asia Pacific businesses as well as other growth markets such as the Middle East and Latin America. For example, in April 2010, we announced that we would acquire the Brazilian brokerage firm, Link Investimentos (subject to regulatory approval), a key milestone in our efforts to re-build our presence in Brazil and expand our footprint in Latin America.
è	Refer to the “UBS business divisions and Corporate Center” section of this report for more information on the business division strategies

Transforming the way we operate

Our transformation is geared towards exploiting the full potential of our strengths based on our three strategic guidelines of reputation, integration and execution.
Our reputation is our most valuable asset. It is ultimately defined by the actions and decisions we take every day. In order to restore and safeguard our reputation, we have introduced more disciplined and effective governance processes. The resolution of the US-cross-border issue in November 2010 was one important

UBS Switzerland

We are committed to our Swiss home market. Switzerland is the only country in which retail, corporate and institutional banking, wealth and asset management as well as investment banking are present. We strive to be the leading bank with regard to client satisfaction, employee engagement and sustainable profitability. Within the Swiss market, we maintain a leading position in all of our businesses.

Through our network of over 300 branches including around 4,700 client-facing staff, we reach approximately 80% of Swiss wealth. We serve every third household, every third wealthy individual and almost half of all Swiss companies.

Our strategy leverages our strengths and leading position in Switzerland and our integrated bank model allows us to offer a very broad range of products and services to our clients. For example, we can offer our private clients banking products and services needed throughout their lives, ensuring the stability and continuity of the relationship. The same holds true for our corporate and institutional clients. We also offer our clients in Switzerland access to our global asset gathering and investment banking expertise.

UBS Switzerland operates with an integrated management team consisting of the heads of all Swiss business segments and support functions.

Strategy, performance and responsibility

step in this process. Also, we launched a new corporate identity program in 2010, including the world-wide brand campaign “We will not rest”, and a corresponding sponsorship strategy to raise our brand awareness.

Integration is a key factor in serving our clients and driving efficiencies across our businesses and is essential to our ability to achieve our financial targets. Integration is being achieved through a series of measures, including several dedicated client-related initiatives around the globe, and related improvements in client coverage and management processes. For example, we have established our Investment Products and Services (IPS) unit, bringing together experts from Wealth Management & Swiss Bank, Global Asset Management and the Investment Bank under one roof. IPS efficiently delivers high quality investment content and channels market and product ideas to our client advisors and clients in a prompt and efficient way, raising the quality of service for our Wealth Management clients.
We are committed to execution at the highest standards, ensuring consistent high-quality delivery to clients as well as within the firm. Furthermore, we are further developing our performance-oriented culture to help us to attract, develop and retain top industry talent. As part of this effort, we have introduced new performance review tools and processes that allow us to identify problem areas and to initiate corrective measures.

Strategy, performance and responsibility
Strategy and structure

Board of Directors

1 Kaspar Villiger Chairman of the Board of Directors, Chairperson of the Corporate Responsibility Committee and Governance and Nominating Committee  2 Michel Demaré Independent Vice Chairman, member of the Audit Committee and Governance and Nominating Committee  3 Axel P. Lehmann Member of the Risk Committee  4 Rainer-Marc Frey Member of the Audit Committee and Risk Committee  5 Bruno Gehrig Member of the Governance and Nominating Committee and Human Resources and Compensation Committee  6 Ann F. Godbehere Member of the Audit Committee and Corporate Responsibility Committee  7 William G. Parrett Chairperson of the Audit Committee  8 Helmut Panke Ad-interim Chairperson of the Human Resources and Compensation Committee and member of the Risk Committee  9 Wolfgang Mayrhuber Member of the Corporate Responsibility Committee and Human Resources and Compensation Committee  10 David Sidwell Senior Independent Director, Chairperson of the Risk Committee

Strategy, performance and responsibility

The Board of Directors (BoD) is our most senior body. Under the leadership of the Chairman, it determines the strategy of the Group based upon the recommendations of the Group Chief Executive Officer (Group CEO). It exercises ultimate supervision of management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the head of Group Internal Audit as well as supervising and setting appropriate risk management and control principles for the firm. With the exception of its current Chairman, Kaspar Villiger, all members of the BoD are independent.

è	Refer to the “Corporate governance” section of this report for more information about the BoD

Strategy, performance and responsibility
Strategy and structure

Group Executive Board

1 Oswald J. Grübel Group Chief Executive Officer  2 John Cryan Group Chief Financial Officer and ad-interim Chairman and CEO of UBS Group Europe, Middle East & Africa  3 Markus U. Diethelm Group General Counsel  4 John A. Fraser Chairman and CEO of Global Asset Management  5 Maureen Miskovic Group Chief Risk Officer  6 Chi-Won Yoon co-Chairman and co-CEO of UBS Group Asia Pacific  7 Ulrich Körner Group Chief Operating Officer and CEO of Corporate Center  8 Robert J. McCann CEO of Wealth Management Americas  9 Lukas Gähwiler CEO of UBS Switzerland and co-CEO of Wealth Management & Swiss Bank  10 Carsten Kengeter Chairman and CEO of the Investment Bank  11 Alexander Wilmot-Sitwell co-Chairman and co-CEO of UBS Group Asia Pacific  12 Jürg Zeltner CEO of UBS Wealth Management and co-CEO of Wealth Management & Swiss Bank  13 Philip J. Lofts CEO of UBS Group Americas

Strategy, performance and responsibility

Management of the firm is delegated by the BoD to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

è	Refer to the “Corporate governance” section of this report for more information about the GEB

Strategy, performance and responsibility
The making of UBS

The making of UBS

When, in 1998, the Union Bank of Switzerland and the Swiss Bank Corporation (SBC) merged to form UBS, they could look back on a long and illustrious history. By 1962, the Union Bank of Switzerland had already celebrated its 100th anniversary, as Bank in Winterthur, its first forebear, was founded in 1862. SBC passed its centenary in 1972, tracing its origins back to the Basler Bankverein founded in 1872. The historical roots of PaineWebber, acquired by UBS in 2000, go back to 1879, while S. G. Warburg, one of the major pillars upon which today’s Investment Bank was built, commenced operations in 1946, with its roots going back to 1934.
In the early 1990s, SBC and Union Bank of Switzerland were both commercial banks operating mainly out of Switzerland. The two banks shared a similar vision: to become a world leader in wealth management and a global bulge-bracket investment bank with a strong position in global asset management, while remaining an important commercial and retail bank in Switzerland.
Union Bank of Switzerland, the largest and best-capitalized Swiss bank of its time, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, meritocracy and team-oriented approach. It brought state-of-the-art risk management and derivatives technology to SBC. In 1994, SBC acquired Brinson Partners, one of the leading US-based institutional asset management firms. Both the O’Connor and Brinson transactions represented fundamental steps in the development of the firm.
The next major move was in 1995, when SBC acquired S.G. Warburg, the British merchant bank. The deal helped SBC fill a strategic gap in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still crucial to today’s equities business.
The 1998 combination of SBC and Union Bank of Switzerland into the firm we know today created a leading global wealth manager and improved the new firm’s prospects of becoming a global bulge-bracket investment bank and a leading global institutional asset manager.
Still, in order to become a truly global player in investment banking and wealth management, UBS needed to establish a significant presence in the United States. UBS advanced toward this objective when it acquired PaineWebber in 2000.
Since the acquisition of PaineWebber, UBS’s main priority has been to develop and grow organically, but smaller acquisitions have helped to accelerate and complement the firm’s growth. Today, UBS has significant scale in its areas of focus, with strong positions in large, mature markets as well as a growing presence in emerging markets.
è	Refer to www.ubs.com/history for more information

Strategy, performance and responsibility

1830
1840
1850
1860
1870
1880
1890
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
1832
Dillon Read & Co.
1997
1936
Potter Partners
1987
1862
Basler Handelsbank
1946
S.G. Warburg Group
1995
1882
Basler Depositenbank
1989
Brinson Partners
1994
1872
Basler Bankverein
1895
Basler & Zürcher Bankverein
1856
Bankverein
1897 Swiss Bank Corporation
1945
1889
Zürcher Bankverein
1889
Schweiz. Unionbank
1977
O'Connor & Associates
1992
1832
Schröder Münchmeyer Hengst & Co.
1997
1895
Phillips & Drew
1986
1863
Eidgenössische Bank
1945
1863
Toggenburger Bank
UBS
1862
Bank in Winterthur
1912 Union Bank of Switzerland
1998
1872
Aargauische Kreditanstalt
1919
1928
Interhandel
1967
1863
Bank in Baden
1915
1914
Blyth, Eastman Dillon & Co.
1979
1919
Mitchell Hutchins, Inc.
1977
1880
Paine & Webber
1942
Paine, Webber, Jackson & Curtis
1974 PaineWebber, Inc.
2000
1879
Jackson & Curtis

Strategy, performance and responsibility
Current market climate and industry drivers

Current market climate and industry drivers

The quest for greater systemic stability continues and its resilience has been tested once again by the euro crisis.

Emergence from the financial crisis amid continued
uncertainties

Global growth accelerated in the first half of 2010, as companies restocked their inventories and improved consumer confidence kick-started spending. Monetary policies remained expansionary in nature given the continuing fragility of the economic recovery. Emerging economies exited the crisis relatively unscathed and with improved economic, financial and fiscal positions in comparison with developed economies. Re-leveraging started across emerging markets at a time when de-leveraging was the norm in most developed markets, and China overtook Japan as the biggest Asian economy.

Following turbulence in some emerging market bond markets earlier in the year, renewed macro concerns in the second half of 2010 largely revolved around European sovereign credit risks. At their November meeting in Seoul, G20 leaders failed to reconcile their differences with respect to exchange rate policy and the fiscal route map going forward, limiting their agreement to “indicative guidelines” on how to rein in current account imbalances.
Although re-regulation aimed at increasing the stability of the global financial system remained a major topic of discussion throughout the year, the G20 moved more slowly and cautiously than expected, mainly due to the differing views among members. The main achievement was the agreement on Basel III rules and the endorsement of the Financial Stability Board’s route map for the regulation of systemically important financial institutions.
Macro uncertainties continued to overshadow the guardedly optimistic banking sector fundamentals that appeared to be recovering faster than anticipated in the first half of 2010. Market conditions in the second half of 2010 deteriorated, particularly with respect to client activity levels and fixed income businesses. As the global economy readjusted to tempered growth, financial markets continued their rollercoaster ride. During 2010, the hoarding of cash, which resulted in record highs at the end of the crisis, had somewhat reversed.

Euro crisis
Europe’s sovereign debt crisis resulted in a major dip in confidence in the euro. The situation had its origins as much in the establish-

ment and subsequent development of the common currency itself as in the effects of the financial market crisis. When the global recession struck in 2008, much of the debt accumulated mostly (but not exclusively) in the private sectors of some European Monetary Union (EMU) countries became unsustainable. The governments faced falling tax revenues, rising social outlays and costs for supporting their economies and their failing financial institutions. Public debt-to-gross domestic product (GDP) ratios in the EMU rose by around 20 percentage points on average. The weaker and most severely affected countries saw their annual public deficits swell to double-digit levels as a percentage of GDP. Holders of government bonds grew increasingly nervous about their investments, triggering today’s sovereign debt crisis in Europe.

The response to the Greek crisis included a EUR 110 billion rescue loan package to prevent a debt default, fiscal austerity measures to regain investors’ confidence and structural reforms to improve competitiveness. Defaulting and restructuring debt was not seriously considered for fear of spreading Greece’s problems to other high-debt / high-deficit countries and the western European banking sector.
The crisis flared up again in November – in Ireland. In contrast to Greece, Ireland’s fiscal profile had been among the soundest in the Eurozone. But low interest rates sparked a veritable credit binge and one of the world’s biggest housing bubbles, financed in large part by Irish banks. Since this bubble burst in 2008, the Irish banking system has been in serious disarray. Holders of Irish debt became increasingly nervous about the situation, and the country agreed to a loan program totaling EUR 85 billion.
The immediate market reaction to the Irish rescue package was anything but reassuring. In fact, the markets’ concern spread not only to the more obvious candidates like Portugal and Spain, but also to Italy, Belgium and even France. Only at the start of 2011 did a closing of ranks among the EU political leaders allow the containment of the immediate euro crisis, although the underlying fundamental issues remain.

Macroeconomic perspectives

The global recovery, while weak, appears to be increasingly self-sustaining. We believe that the global economy has the potential

Strategy, performance and responsibility

to grow at between 3% and 4% in the medium term, a moderate rate of growth compared with previous recovery years. However, this global figure masks distinct regional discrepancies. The US is likely to show slower growth than during the period 1982–2007. Among the factors responsible for this are the de-leveraging of the private sector, re-regulation of financial intermediaries, the surge of public debt and the subsequent need to repair the public sector balance sheet. A subdued recovery remains the most likely US scenario as the stimulus-induced boom has come to a definite end. Generally, spare capacity in the western world will only be slowly re-absorbed, keeping inflation rates in most countries subdued (with the notable exception of the UK), while requiring further monetary easing, including via asset purchases (i.e. quantitative easing).

In Europe, we are seeing decoupling between regions as well as fragmentation within them. Germany and other northern European countries have benefited most from the global recovery and the euro’s depreciation, while the south is lagging behind and is under austerity pressure. This major divergence will likely continue to challenge the euro.
In Asia, some developments seem to flag potential risks, such as incipient asset bubbles in specific market segments and an acceleration of inflation in some countries. Most Asian countries have started to tighten their monetary and credit policies. Other large emerging markets (e.g. Brazil) can rely on robust domestic demand in order to maintain stable growth, though some risk of overheating exists as a result.

Industry drivers

A number of drivers have a significant impact on banks’ earnings as well as the structure of the financial services industry. The most relevant factor over the coming years will be the new business environment arising out of regulatory reform. This is likely to have far reaching and transformational consequences for markets, firm structures and business models.

è	Refer to the “Regulatory developments” section for more information

Changing business models
Changes in regulation are expected to have a profound effect on banks’ business models. In view of the pressure that the new capital requirements and other regulatory principles, as stipulated by the Basel Committee and other bodies, will put on asset inventory-based future returns, the industry is currently reassessing its business portfolios and models. This is particularly true in the case of fixed income. However, structural changes are unlikely to happen in the short term.

Increasing role of emerging market banks
Emerging market banks came out of the global financial crisis in much better shape than their peers in developed markets, given their limited exposure to the US sub-prime market. As such, their capital position, on average, is already well above the Basel minimal requirement for 2019. Global emerging market banks are also strongly funded with deposits, which, together with a mostly supportive macro outlook, make them well positioned to capture future growth. In 2010, a number of emerging market countries enacted additional regulations for local banks. These include higher reserve requirements (China, India, Indonesia, and Turkey), more stringent provisioning (India, Indonesia and Mexico), compulsory lending (Korea), banking taxes (Hungary) and mortgage restrictions (China, Hong Kong, India, Malaysia, Poland and Thailand).

Demographics
The demographic dividend brought by a fall in child dependency and a rise in the share of the working population has been exhausted in western countries, and will soon be exhausted in a few developing countries (e.g. China). For most of the developing world this point lies 20–30 years ahead. Countries that have lost the demographic dividend will confront fiscal and social stresses from increases in the old age dependency ratio. In Japan, today there are 3.4 people working for every person over 65. By 2050, it is estimated the ratio will be 1.3. In Western Europe the ratio would fall from nearly four to two. Many pension funds – particularly pay-as-you-go public pensions – are underfunded, leaving many with insufficient retirement income. As baby-boomers retire, they will roll over trillions of assets from defined contribution plans and individual retirement accounts to other accounts. The need for stable income will increase the demand for fixed income investments and target date funds.

Development of major currencies versus the Swiss franc

Strategy, performance and responsibility
Regulatory developments

Regulatory developments

Banking sector re-regulation remained high on the agenda throughout 2010. The pace of regulatory reform often varies among countries, raising the prospect of an uneven playing field among banks. Regulatory reforms will have a significant impact on capital levels, future revenue and earnings, and ultimately investment returns for the banking sector as a whole. In particular, the impact will be felt in certain business areas, such as fixed income.

Global capital and liquidity standard – Basel III

The enhanced Basel II framework (increased weighting of market risks) and Basel III capital requirements mandate that banking businesses will have to be underpinned by a higher quantity and quality of capital going forward. The definition of core tier 1 capital (common equity) will be more restrictive. Risk-weighted assets (RWA) will rise significantly, notably at banks with large trading portfolios, due to the introduction of additional charges as well as increased calibration percentages. It will take some time to implement fully the Basel reforms and global standards, and, as a result, the focus is on local regulations and their comparison. It is apparent that the pace of regulatory change varies considerably from country to country, and it is likely that there will be different rules in different jurisdictions.

On 26 July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision (BCBS), reached a broad agreement on the overall design of the capital and liquidity reform package proposed by the Basel Committee. On 12 September 2010, proposed strengthened capital requirements as well as the introduction of a global liquidity standard were announced.
On 16 December, the BCBS followed up with the publication of four comprehensive documents. The new proposed rules seek to strengthen the banking sector’s resilience under financial and economic stress, improve risk management and governance and enhance transparency. Also, guidance on the countercyclical capital buffer was provided for national authorities (up to 2.5% in the form of common equity), which aims to protect the banking sector from periods of excess aggregate credit growth. On 13 January 2011, the BCBS followed up with additional criteria for tier 1 and tier 2 capital to ensure that all classes of capital absorb losses at the point of non-viability.
The minimum common equity tier 1 ratio will be 4.5%, the minimum tier 1 capital ratio 6% and the minimum total capital ratio 8%. In addition, banks will be required to hold a capital conservation buffer of 2.5% and a countercyclical buffer of up to 2.5% in the form of common equity to withstand future periods of stress. Therefore the total capital requirement includ-

ing buffers amounts 10.5–13%.These requirements will be phased-in from 2013 to the end of 2018. The risk-based capital requirements are supplemented by a tier 1 leverage ratio of 3% that will be tested from 2013 to 2016, with a view to perform a final calibration and implementation as of 1 January 2018.

Regarding liquidity, the BCBS proposes two metrics: the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). Both the LCR and the NSFR will be subject to an observation period and will include a review clause to address any unintended consequences. Observation periods for the LCR and NSFR will start in 2011 and 2012, with minimum standards to be introduced in 2015 and 2018, respectively. The two ratios are conceptually in line with our internal frameworks. The LCR is broadly consistent with the metric in the liquidity regime as introduced by the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank (SNB) as of mid 2010.

Basel II market risk framework

Further to the publication of the enhanced Basel II market risk framework in July 2009, the BCBS has issued certain adjustments to the revision in June 2010. For a transition period of two years, the capital charges for non-correlation trading securitization positions may be based on the larger of the capital charges for net long and net short positions instead of the sum of net long and net short positions. Also, for correlation trading securitization positions, banks applying an internally developed model are subject to a floor of at least 8% of the capital charge for specific risk according to the standardized measurement method. Finally, the BCBS agreed to a coordinated start-date of not later than 31 December 2011.

è	Refer to the “Treasury management” section of our 2009 Annual Report for the 2009 developments of the Basel II market risk framework

Systemically important financial institutions

Regulatory attention is clearly focused on the question of systemically important financial institutions. However, at present, an in-

Strategy, performance and responsibility

ternationally agreed framework does not exist. The Financial Stability Board, in cooperation with the BCBS and national authorities, is expected to provide more detail over the course of 2011 according to the roadmap submitted to the G20 leaders in November 2010. Examples of measures include more demanding capital and liquidity rules and resolution frameworks to ensure that all financial institutions can be dissolved without destabilizing the system and without exposing taxpayers to the risk of loss. They also include a cross-border coordination framework and more intense supervisory oversight.

Swiss Commission of Experts on “Too big to fail”
and public consultation

Of special relevance for UBS is the “too big to fail” discussion in Switzerland. On 4 October 2010, the Commission of Experts appointed by the Swiss Federal Council presented its final report, proposing measures to be applied to systemically relevant banks, with recommendations for increased capital requirements (including a leverage ratio) and organizational measures aimed at safeguarding the continuation of important Swiss banking services at the point of a bank’s non-viability. These measures are supplemented by strict liquidity requirements and a limitation of interdependencies and concentration risks in the financial sector. The proposals include:
1.	Capital: Common equity of at least 10% of RWA and additional capital equivalent instruments (contingent convertibles [CoCos]) of 9% of RWA. The CoCos would automatically convert into common equity in the event that the capital ratios of the issuing bank fall below certain predefined thresholds (trigger levels). Of the 9% capital equivalent instruments, the Commission of Experts recommended that 3% consist of CoCos with a trigger at a 7% common equity capital ratio. Alternatively, this 3% may also be held in the form of common equity. The remaining 6% would be issued as CoCos with a lower trigger, set at a 5% common equity capital ratio. This progressive component would be variable, based on the bank’s degree of systemic importance, and depend on market share in Swiss systemic functions and total balance sheet size of the bank. These proposed capital requirements exceed the proposed Basel III minimum standards. The calibration of the three components was based on the assumption that RWA would increase to approximately CHF 400 billion under Basel III. The 6% progressive component, calibrated as at the end of 2009, is based on a balance sheet total of approximately CHF 1,500 billion and a market share of around 20%. Furthermore, the Commission recommended a leverage ratio (minimum capital level as a proportion of the balance sheet) as an additional capital rule. The timeframe for the imple-

mentation of the Swiss capital requirements is the same as it is for the Basel III standards.
2.	Liquidity: Proposals concerning liquidity requirements largely correspond to the FINMA principles that were effective as of 30 June 2010. It has been proposed that the agreed-upon FINMA principles should be given legal form. The FINMA liquidity regulations require banks to hold a balance of highly liquid assets sufficient to offset the projected outflows under the stress scenario for a period of 30 days. Similar to the FINMA liquidity regime, our established internal liquidity stress tests consider a severe stress scenario. We believe that our internal model enables us to sustain our business in stress conditions for a period substantially beyond the minimum regulatory horizon.
3.	Risk diversification: The measures presented by the Commission to improve risk diversification are similar to the adjustments envisaged in other jurisdictions, notably the European Union. One objective of these measures is to reduce the degree of interconnectedness within the banking sector, and thus limit the dependence of other banks on systemically important banks.
4.	Organization: The Commission stressed that it is the responsibility of a systemically important bank to organize itself in such a way that maintenance of the Swiss systemically important functions would be guaranteed in the event of a crisis. No specific structural measures were recommended by the Commission for systemically important banks.
On 22 December 2010, the Swiss Federal Council launched a consultation on the “too big to fail” legislative proposals. The draft contains the measures recommended by the Commission of Experts which form the heart of the proposals. There were two additional elements compared with the Commission’s final report: (i) proposed legal changes to grant tax relief for the Swiss capital market, and (ii) a paragraph that empowers the Federal Council to rule on variable compensation for bank employees in case of future government support for a bank. The consultation is scheduled to end on 23 March 2011 and, after consolidation, the papers will enter the parliamentary process with a view to conclude the debate in 2011. The Swiss administration took strides to further clarify the measures stipulated by the Commission, while the abovementioned four main pillars remained in place.
The revised legislation would require each systemically relevant institution such as UBS to develop a plan to ensure the continuation of systemically relevant functions within Switzerland in the event that the institution approaches insolvency. It would empower FINMA to impose far-reaching structural changes, including among other things the separation of lines of business into separate legal entities and restrictions on intragroup funding and guarantees, should any such institution be deemed to have failed to develop an adequate plan.

Strategy, performance and responsibility
Regulatory developments

Regulatory developments in other jurisdictions

Other notable regulatory initiatives include the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, which impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant financial institutions, over-the-counter derivatives, the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The details of these regulations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011.

The European Commission ran a consultation on technical details of a possible EU framework for bank recovery and resolution until 3 March 2011. The Commission intends to proceed gradually towards a comprehensive EU framework for troubled and failing banks in the following phases: legislative proposal for a harmonized EU regime for crisis prevention and bank recovery and resolution; further harmonization of bank insolvency regimes; and creation of an integrated resolution regime. The consultation paper runs through the lifecycle of a financial institution, detailing conditions for prevention, early intervention and resolution.
The landscape for banking in the UK will be shaped by the findings of the Independent Commission on Banking (ICB), which was tasked with finding ways to promote financial stability and competition, and is expected to publish an interim report in spring before submitting its final report in September 2011. The UK re-emphasized its “living will” instrument and, after having assessed documents established by six pilot banks, rolled out a comprehensive list of required items in phase two. The regulations include a bridge bank tool for deposit-taking banks and a special administration regime that focuses on the recovery or wind-down of the whole group in the case of investment banks. The UK government’s proposed bank levy is intended to encourage banks to move to less risky forms of funding. The levy will not become law until later in 2011 but it is proposed to take effect from 1 January 2011. Having applied the draft legislation to UBS’s 31 December 2010 balance sheet position, we estimate that the levy would result in a charge of approximately CHF 75 million to 100 million per annum.

Strategy, performance and responsibility

Risk factors

Certain risks, including those described below, may impact our ability to execute our strategy and directly affect our business activities, financial condition, results of operations and prospects. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that only become apparent with the benefit of hindsight, risks of which we are not presently aware could also materially affect our business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Regulatory changes may adversely affect our business and ability to execute our strategic plans

In the wake of the recent financial crisis, regulators and legislators have proposed and adopted, or continue to actively consider, a wide range of measures designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. These measures include:
–	significantly higher regulatory capital requirements
–	changes in the definition and calculation of regulatory capital, including in the capital treatment of certain capital instruments issued by UBS and other banks
–	changes in the calculation of risk-weighted assets
–	new or significantly enhanced liquidity requirements
–	requirements to maintain liquidity and capital in multiple jurisdictions where activities are conducted
–	limitations on principal trading activities
–	limitations on risk concentrations and maximum levels of risk
–	taxes and government levies that would effectively limit balance sheet growth
–	a variety of measures constraining, taxing or imposing additional requirements relating to compensation
–	requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to wind down or disassemble
–	outright size limitations

A number of measures have been adopted (or in the case of Basel III, the framework established) and will be implemented in the next several years, or in some cases are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there is a high level of uncertainty regarding a number of the measures described above. The timing and implementation of changes could have a material and adverse effect on our business.

Notwithstanding attempts by regulators to coordinate their efforts, the proposals differ by jurisdiction and therefore enhanced regulation may be imposed in a manner that makes it more difficult to manage a global institution. The absence of a coordinated approach is also likely to disadvantage certain banks, such as UBS, as they attempt to compete with less strictly regulated peers based in other jurisdictions.

Swiss authorities have expressed concern about the systemic risks posed by the two largest Swiss banks, particularly in relation to the size of the Swiss economy and governmental resources. Swiss regulatory change efforts are generally proceeding more quickly than those in other major jurisdictions, and the Swiss Financial Market Supervisory Authority (FINMA), the Swiss National Bank (SNB) and the Swiss Federal Council have proposed requirements that would be more onerous and restrictive for major Swiss banks, such as UBS, than those adopted, proposed or publicly espoused by regulatory authorities in other major global banking centers. Following the July 2010 announcement of the broad agreement reached by the Basel Committee on Banking Supervision on total risk-based capital requirements amounting to 10.5%, the Commission of Experts appointed by the Swiss Federal Council issued a report in October 2010 recommending total risk-based capital of 19% for the two big Swiss banks. The measures recommended by the Commission of Experts, which also included requirements designed to reduce interconnectedness in the banking sector and organizational requirements, have now been incorporated into legislative proposals that are scheduled to be considered in 2011 by the Swiss Parliament. The organizational measures included in the draft legislation would require each systemically relevant institution to develop a plan to ensure the continuation of systemically relevant functions within Switzerland, in the event that the institution approaches insolvency. It would empower FINMA to impose more far-reaching structural changes, such as the separation of lines of business into dedicated legal entities and restrictions on intra-group funding and guarantees, should any institution be deemed to have failed to develop an adequate plan. Senior Swiss regulatory officials have made public statements suggesting that broader structural changes of this kind should be adopted or at least seriously considered by the two big Swiss banks in any event.
This may lead to more burdensome regulations applicable to major banks headquartered in Switzerland in comparison with those based elsewhere. The potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect on our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and on our ability to compete with other financial institutions. They could also have an impact on our legal structure or our business model.

Strategy, performance and responsibility
Risk factors

Our reputation is critical to the success of our business

Damage to our reputation can have fundamental negative effects on our business and prospects. As the events of the past few years have demonstrated, our reputation is critical to the success of our strategic plans. Reputational damage is difficult to reverse. The process is slow and success can be difficult to measure. This was demonstrated in recent years as our very large losses during the financial crisis, the US cross-border matter and other matters seriously damaged our reputation. This was an important factor in our loss of clients and client assets across our asset-gathering businesses, and to a lesser extent in our loss of and difficulty in attracting staff. These developments had short-term and also more lasting adverse effects on our financial performance. We recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. Although there is evidence that the steps we have taken in the past couple of years to restore our reputation have been effective, our reputation has not been fully restored, and we remain vulnerable to the risk of further reputational damage. Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets.

Our capital strength is important in supporting our client franchise; changes in capital requirements are likely to constrain certain business activities in our Investment Bank

Our capital position, as measured by the BIS tier 1 and total capital ratios, is determined by (i) risk-weighted assets (RWA) (balance sheet, off-balance sheet and other market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (ii) eligible capital. Both RWA and eligible capital are subject to change. Eligible capital would be reduced if we experience net losses, as determined for the purpose of the regulatory capital calculation. Eligible capital can also be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, adverse currency movements directly affecting the value of equity and prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions. RWA, on the other hand, are driven by our business activities and by changes in the risk profile of our exposures. For instance, substantial market volatility, a widening of credit spreads (the major driver of our value-at-risk), a change in regulatory treatment of certain positions, adverse currency movements, increased counterparty risk or a deterioration in the economic environment could result in a rise in RWA. Any such reduction in eligible capital or increase in RWA could potentially reduce our capital ratios, and such reductions could be material.

The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or the interpretation thereof.
We are subject to regulatory capital requirements imposed by FINMA, under which we have higher RWA than would be the case under BIS guidelines. Forthcoming changes in the calculation of RWA under Basel III and FINMA requirements will significantly increase the level of our RWA and therefore have an adverse effect on our capital ratios. We have identified steps that we can take to mitigate the effects of the changes in the RWA calculation, but there is a risk that we will not be successful in doing so, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments counteract the benefit of these mitigating steps. We have also announced that we intend to build our capital base by retaining earnings and by not paying dividends either in 2010 or for some time to come, but there is a risk that we will not have sufficient earnings to increase the level of our capital as quickly as we have planned or as may be necessary to satisfy new capital requirements.
In addition to the risk-based capital requirements, FINMA has introduced a minimum leverage ratio, which must be achieved by 1 January 2013 at the latest. The leverage ratio operates separately from the risk-based capital requirements, and accordingly under certain circumstances could constrain our business activities even if we are able to satisfy the risk-based capital requirements.
Changes in the Swiss requirements for risk-based capital or leverage ratios, whether pertaining to the minimum levels required for large Swiss banks or to the calculation thereof (including changes made to implement the recent recommendations of the Swiss Commission of Experts), could have a material adverse effect on our business and ability to execute our strategic plans or pay dividends in the future. This is particularly the case if our plans to take mitigating actions to reduce risk-weighted assets and to satisfy future capital requirements through retained earnings are not successful. Moreover, changes in the calculation and level of capital requirements, coupled in some cases with other regulatory changes, are likely to render uneconomic certain capital-intensive businesses conducted in our Investment Bank, or to make their effective returns so low that they might no longer be viable. If some business activities of the Investment Bank are significantly reduced or discontinued, this could adversely affect our competitive position, particularly if competitors are subject to different requirements under which those activities would remain sustainable.

We hold risk positions that may be adversely affected by conditions in the financial markets

UBS, like other financial market participants, was severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and to a lesser extent in 2009. We have drastically reduced our risk exposures from 2008 through 2010, in part through transfers in 2008 and 2009 to a fund controlled by the Swiss National Bank. We do, however, continue to hold legacy risk positions that are exposed to the general systemic and counterparty risks that were exacerbated by the financial crisis.

Strategy, performance and responsibility

The continued illiquidity of most of these legacy risk positions makes it increasingly difficult to reduce our legacy risk exposures.

During the financial crisis, we incurred large losses (realized and mark to market) on our holdings of securities related to the US residential mortgage market. Although our exposure to that market was reduced dramatically from 2008 through 2010, we remain exposed to a smaller degree to such losses, most notably through monoline-insured positions.
The financial crisis also caused market dislocations that affected, and to a degree still affect, other asset classes. In 2008 and 2009, we recorded markdowns on other assets carried at fair value, including auction rate securities (ARS), leveraged finance commitments, commercial mortgages in the US and non-US mortgage-backed and asset-backed securities (ABS). We have a very large inventory of ARS which is subject to changes in market values. The portion of our ARS inventory that has been reclassified as loans and receivables is subject to possible impairment due to changes in market interest rates and other factors. We hold positions related to real estate in countries other than the US, including a very substantial Swiss mortgage portfolio, and we could suffer losses on these positions. In addition, we are exposed to risk in our prime brokerage, reverse repo and lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.

Performance in the financial services industry depends on the economic climate

The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in the last few years) can negatively affect our revenues and ultimately our capital base.

A market downturn can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impacts well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets which are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant. We have material exposures to certain emerging market economies, both as a wealth manager and as an investment bank. As our presence and business in emerging markets increases, and as our strategic plans depend more heavily upon our ability to generate growth and revenue in the emerging markets, we become more exposed to these risks. The bond market dislocations affecting the sovereign debt of certain European countries, particularly in 2010, demonstrate that such developments even in more developed markets can have similarly unpredictable and destabilizing effects. Adverse developments of these kinds have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:
–	a general reduction in business activity and market volumes would affect fees, commissions and margins from market-making and client-driven transactions and activities;
–	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;
–	reduced market liquidity limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;
–	assets we own and account for as investments or trading positions could fall in value;
–	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and
–	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in – or prevented from – managing our risks.

Because UBS has very substantial exposures to other major financial institutions, the failure of any such institution could have a material effect on UBS.

The developments mentioned above can materially affect the performance of our business units and of UBS as a whole. There is also a related risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.

Our global presence subjects us to risk from currency fluctuations

We prepare our consolidated financial statements in Swiss francs. However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the US dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar revenue represents the major part of our non-Swiss franc revenue) have an effect on our reported income and invested asset levels. During 2010, a strengthening of the Swiss franc, especially against the US dollar and euro, had an adverse effect on our revenues and invested assets. Since exchange rates are subject to constant change, sometimes from completely unpredictable reasons, our results are subject to risks associated with changes in the relative values of currencies.

We are dependent upon our risk management and control processes to avoid or limit potential losses in our trading and counterparty credit businesses

Controlled risk-taking is a major part of the business of a financial services firm. Credit is an integral part of many of our retail, wealth management and Investment Bank activities. This includes

Strategy, performance and responsibility
Risk factors

lending, underwriting and derivatives businesses and positions. Changes in interest rates, credit spreads, equity prices, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must therefore diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the recent market crisis, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have predicted the losses seen in the stressed conditions during the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:
–	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;
–	our assessment of the risks identified or our response to negative trends proves to be inadequate or incorrect;
–	markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resultant environment is therefore affected;
–	third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models, and we accordingly suffer defaults and impairments beyond the level implied by our risk assessment; or
–	collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.

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

If we decide to support a fund or another investment that we sponsor in our asset or wealth management business (such as the property fund to which Wealth Management & Swiss Bank has exposure), we might, depending on the facts and circumstances, incur charges that could increase to material levels.
Investment positions, such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors. These investments are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on our earnings.

Valuations of certain assets rely on models. For some
of the inputs to these models there is no observable source

Where possible, we mark our trading book assets at their quoted market price in an active market. Such price information may not be available for certain instruments and we therefore apply valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. In the case of positions for which some or all of the reference data are not observable or have limited observability, we use valuation models with non-market observable inputs. There is no single market standard for valuation models of this type. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process. Changes in model inputs or in the models themselves, or failure to make the changes necessary to reflect evolving market conditions, could have a material adverse effect on our financial results.

We are exposed to possible further reduction in client
assets in our wealth management and asset management
businesses

In 2008 and 2009, we experienced substantial net outflows of client assets in our wealth management and asset management businesses. Our wealth management businesses continued to experience net outflows in the first half of 2010, albeit at significantly reduced levels. The net outflows resulted from a number of different factors, including our substantial losses, the damage to our reputation, the loss of client advisors, difficulty in recruiting qualified client advisors and developments concerning our cross-border private banking business. Some of these factors have been successfully addressed, but others, such as the long-term changes affecting the cross-border private banking business model, will continue to affect client flows for an extended period of time. If we again experience material net outflows of client assets, the results of our wealth management and asset management businesses are likely to be adversely affected.

Liquidity and funding management are critical to
our ongoing performance

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured

Strategy, performance and responsibility

sources, and can affect the availability of certain kinds of funding. In addition, as we experienced in 2008 and 2009, ratings downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses. Our credit ratings also contribute, together with our capital strength and reputation, to maintaining client and counterparty confidence.

A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of these funding sources has generally been stable, but could change in the future due, among other things, to general market disruptions. Any such change could occur quickly.
Due to recent changes in Swiss regulatory requirements, and due to liquidity requirements imposed by certain jurisdictions in which we operate, we have been required to maintain substantially higher levels of liquidity overall than had been our usual practice in the past. Like increased capital requirements, higher liquidity requirements make certain lines of business, particularly in the Investment Bank, less attractive and may reduce our overall ability to generate profits.
è	Refer to the “Risk and treasury management” section of this report for more information on our approach to liquidity and funding management

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, and to comply with the requirements of the many different legal and regulatory regimes to which we are subject. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, system failures and failure of security and physical protection, are appropriately controlled. If our internal controls fail or prove ineffective in identifying and remedying such risks, we could suffer operational failures that might result in material losses.

Legal claims and regulatory risks and restrictions
arise in the conduct of our business

Due to the nature of our business, we are subject to regulatory oversight and liability risk. We are involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where we are active. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business. We continue to be subject to government inquiries and investigations, and are involved in a number of liti-

gations and disputes, many of which arose out of the financial crisis. These matters concern, among other things, our valuations, accounting classifications, disclosures, writedowns and contractual obligations. We are also subject to potentially material exposure in connection with claims relating to US RMBS and mortgage loan sales, the Madoff investment fraud, Lehman principal protection notes and other matters.

We have been in active dialogue with our regulators concerning the remedial actions that we are taking to address deficiencies in our risk management and control, funding and certain other processes and systems. We continue to be subject to increased scrutiny by FINMA and our other major regulators, and accordingly are subject to regulatory measures that might affect the implementation of our strategic plans.
è	Refer to “Note 21 Provisions and contingent liabilities” in the “Financial information” section of this report for more information on legal proceedings and regulatory matters

We might be unable to identify or capture revenue or
competitive opportunities, or retain and attract qualified
employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to UBS in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. We expect these trends to continue and competition to increase in the future.

Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies or are unable to attract or retain the qualified people needed to carry them out. The changes recently introduced in our balance sheet management, funding framework and risk management and control, as well as possible new or enhanced regulatory requirements, may constrain the revenue contribution of certain lines of business. For example, parts of the Investment Bank’s fixed income, currencies and commodities business may be affected as they require substantial funding and are capital-intensive.
The amount and structure of our employee compensation are affected not only by our business results but also by competitive factors and regulatory guidance. Constraints on the amount of employee compensation, higher levels of deferral and claw-backs and performance conditions may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance. For the performance years 2009 and 2010, the portion of variable compensation granted in the form of deferred shares was much higher than in the past, and the percentage of compensation deferred was higher than that of many of our competitors. We continue to be subject to the risk that key employees will be attracted by competitors and decide to

Strategy, performance and responsibility
Risk factors

leave UBS, or that we may be less successful than our competitors in attracting qualified employees. Although changes in regulatory requirements and pressure from regulators and other stakeholders affect not only UBS but also the other major international banks, the constraints and pressures differ by jurisdiction, and this may give some of our peers a competitive advantage.

We are exposed to risks arising from the different
regulatory, legal and tax regimes applicable to our
global businesses

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

The effects of taxes on our financial results are significantly influenced by changes in our deferred tax assets
and final determinations on audits by tax authorities

The deferred tax assets we have recognized on our balance sheet as of 31 December 2010 in respect of prior years’ tax losses are based on profitability assumptions over a five-year horizon. If the business plan earnings and assumptions in future periods sub-

stantially deviate from the current outlook, the amount of deferred tax assets may need to be adjusted in the future. This could include write-offs of deferred tax assets through the income statement if actual results come in substantially below the business plan forecasts and/or if future business plan forecasts are substantially revised downwards.

In the coming years, our effective tax rate will be highly sensitive both to our performance and to the development of new business plan forecasts. Currently unrecognized deferred tax assets in the UK and especially the US could be recognized if our actual and forecasted performance in those countries is strong enough to justify further recognition of deferred tax assets under the governing accounting standard. Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results. If, for example, the Group’s performance in the UK and especially in the US is strong, we could be expected to write up additional US and/or UK deferred tax assets in the coming years. The effect of doing so would reduce the Group’s effective tax rate, possibly to zero or below. Conversely, if our performance in those countries does not justify additional deferred tax recognition, but nevertheless supports our maintaining current deferred tax levels, we expect the Group’s effective tax rate to be in the range of 20% or slightly higher.
Additionally, the final effect of income taxes we accrue in the accounts is often only determined after the completion of tax audits (which generally takes a number of years) or the expiry of statutes of limitations. In addition, changes to, and judicial interpretation of, tax laws or policies and practices of tax authorities could cause the amount of taxes ultimately paid by UBS to materially differ from the amount accrued.

Strategy, performance and responsibility

Financial performance

Our performance is reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. This section provides a discussion and analysis of our results for 2010, commenting on the underlying operational performance of the business, with a focus on continuing operations.

UBS key figures

	As of or for the year ended
CHF million, except where indicated	31.12.10	31.12.09	31.12.08

Group results

Operating income	31,994	22,601	796

Operating expenses	24,539	25,162	28,555

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)

Diluted earnings per share (CHF)[1]	1.96	(0.75)	(7.63)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	16.7	(7.8)	(58.7)

Return on risk-weighted assets, gross (%)	15.5	9.9	1.2

Return on assets, gross (%)	2.3	1.5	0.2

Growth

Net profit growth (%)[3]	N/A	N/A	N/A

Net new money (CHF billion)[4]	(14.3)	(147.3)	(226.0)

Efficiency

Cost / income ratio (%)	76.5	103.0	753.0

Capital strength

BIS tier 1 ratio (%)[5]	17.8	15.4	11.0

FINMA leverage ratio (%)[5]	4.45	3.93	2.45

Balance sheet and capital management

Total assets	1,317,247	1,340,538	2,014,815

Equity attributable to UBS shareholders	46,820	41,013	32,531

BIS total ratio (%)[5]	20.4	19.8	15.0

BIS risk-weighted assets[5]	198,875	206,525	302,273

BIS tier 1 capital[5]	35,323	31,798	33,154

Additional information

Invested assets (CHF billion)	2,152	2,233	2,174

Personnel (full-time equivalents)	64,617	65,233	77,783

Market capitalization[6]	58,803	57,108	43,519

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section of this report.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the “UBS shares in 2010” section of this report.

Strategy, performance and responsibility
Financial performance

Measurement and analysis of performance

Key factors affecting our financial position and results
of operations in 2010
–	In 2010, we generated a net profit attributable to UBS shareholders of CHF 7.5 billion, a significant improvement over the net loss of CHF 2.7 billion in 2009. This increase was primarily due to a significant improvement in fixed income, currencies and commodities revenues from a loss in 2009. In addition, a reduction in credit loss expense, as well as significantly lower own credit losses on financial liabilities designated at fair value supported the result. Operating expenses were slightly lower than in 2009, when we recorded higher restructuring costs and a goodwill impairment charge related to the sale of UBS Pactual. Further, we reduced fixed costs excluding bonus and significant non-recurring items to CHF 19.9 billion in 2010, in line with our communicated target of below CHF 20 billion, despite increased costs for litigation provisions compared with 2009. Diluted earnings per share were CHF 1.96 in 2010, compared with negative CHF 0.75 in 2009.
–	We recognized a net income tax benefit of CHF 381 million for 2010. This mainly reflects the recognition of additional deferred tax assets in respect of losses and temporary differences in a number of foreign locations, taking into account updated forecast taxable profit assumptions over the five-year horizon used for recognition purposes. This was partly offset by a Swiss net deferred tax expense as Swiss tax losses for which deferred tax assets have previously been recognized were used against profits for the year, which was itself partly offset by an upward revaluation of Swiss deferred tax assets taking into account revised forecast profit assumptions. In 2009, the net income tax benefit was CHF 443 million.

è	Refer to “Note 22 Income taxes” in the “Financial information” section of this report for more information
–	As our credit spreads continued to tighten in 2010, the Investment Bank incurred an own credit charge on financial liabilities designated at fair value of CHF 548 million compared with a charge of CHF 2,023 million recognized in 2009.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information
–	In 2010, we recorded a gain on our option to acquire the equity of the SNB StabFund of CHF 745 million compared with CHF 117 million in 2009, following higher asset valuations supporting a higher valuation of the SNB StabFund.
–	In January 2010, UBS closed the sale of its investments in several associated entities owning office space in New York. A significant portion of the office space is leased by the Group until 2018. The sales price was CHF 187 million with a resulting gain on sale of CHF 180 million recorded in the first quarter. In the fourth quarter, we recognized a gain of CHF 158 million from the sale of a property in Zurich.
–	In 2010, we incurred a credit loss expense of CHF 66 million, of which CHF 64 million occurred in Wealth Management & Swiss Bank. The net credit loss expense in the Investment Bank was nil. In 2009, we recorded an overall credit loss expense of CHF 1,832 million, mainly in the Investment Bank.
è	Refer to the “Risk and treasury management” section of this report for more information
–	During 2010, we incurred net restructuring charges of CHF 113 million compared with CHF 791 million in 2009.
è	Refer to “Note 38 Reorganizations and disposals” in the “Financial information” section of this report for more information
–	Charges related to the UK Bank Payroll Tax in 2010 amounted to CHF 200 million.
–	Other comprehensive income attributable to UBS shareholders was negative CHF 1,659 million in 2010 due to: (1) losses in the currency translation account of CHF 909 million (net of tax) mainly related to the Swiss franc carrying value of investments in US, Eurozone and British subsidiaries; (2) fair value losses on financial investments available-for-sale of CHF 607 million (net of tax) predominantly relating to our fixed-interest bearing long-term bond portfolio, which consists of US and UK government bonds; and (3) changes in the replacement values of interest rate swaps designated as hedging instruments of negative CHF 143 million (net of tax).
è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
–	At the end of 2010, our invested asset base was CHF 2,152 billion, down from CHF 2,233 billion at year-end 2009. This decline was mainly due to unfavorable currency effects, as both the US dollar and the euro fell sharply in value against the Swiss franc. In local currencies, the overall market performance was positive. During 2010, net new money stabilized, and over the last two quarters we achieved net inflows for the overall Group. Wealth Management & Swiss Bank recorded net new money outflows of CHF 10.0 billion in full-year 2010, compared with net outflows of CHF 89.8 billion in 2009; Wealth Management Americas’ net new money outflows declined to CHF 6.1 billion in 2010 from CHF 11.6 billion in 2009; Global Asset Management full year net new money flows turned positive to CHF 1.8 billion, compared with net outflows of CHF 45.8 billion in 2009.
–	We ended 2010 with an industry-leading Basel II tier 1 capital ratio of 17.8%, up from 15.4% at the end of 2009. Our BIS tier 1 capital increased by CHF 3.5 billion during 2010 to CHF

Strategy, performance and responsibility

35.3 billion, due to the CHF 7.5 billion net profit attributable to UBS shareholders and the reversals of own credit losses of CHF 0.5 billion. These effects were partially offset by a redemption of hybrid tier 1 capital of CHF 1.5 billion, increased tier 1 deductions of CHF 1.0 billion, negative effects relating to share-based compensation net of tax of CHF 0.9 billion, as well as currency effects of CHF 0.6 billion and other effects of CHF 0.5 billion. Risk-weighted assets decreased by CHF 7.7 billion during 2010 to CHF 198.9 billion as of 31 December 2010.
–	Our total balance sheet assets stood at CHF 1,317 billion on 31 December 2010, down CHF 23 billion compared with year-end 2009. Our funded asset volume, which excludes positive replacement values, remained relatively unchanged, declining by CHF 3 billion in 2010.
è	Refer to the “Risk and treasury management” section of this report for more information
–	On 5 March 2010, the mandatory convertible notes with a notional value of CHF 13 billion issued in March 2008 to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East were converted into UBS shares. The notes were converted at a price of CHF 47.68 per share. As a result, UBS issued 272,651,005 new shares with a nominal value of CHF 0.10 each from existing conditional capital.
è	Refer to “Note 26 Capital increase and mandatory convertible notes” in the “Financial information” section of this report for more information

Seasonal characteristics

Our main businesses do not generally show significant seasonal patterns, although the Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions are only slightly impacted by seasonal components, such as asset withdrawals that tend to occur in the fourth quarter and by lower client activity levels related to the summer and end-of-year holiday seasons.

Performance measures

Key performance indicators

Our key performance indicators (KPI) framework focuses on key drivers of total shareholder return (TSR), which measures the total return of a UBS share, i.e. both the dividend yield and the capital appreciation of the share price. The KPI framework is reviewed by our senior management on a regular basis to ensure that it is always aligned to the changing business conditions.
The Group and business divisions are managed based on this KPI framework, which emphasizes risk awareness, effective risk and capital management, sustainable profitability, and client focus. Both Group and business division KPI are taken into account in determining variable compensation of executives and personnel.
è	Refer to the “Compensation” section of this report for more information on total shareholder return
The Group and business division KPI are explained in the “Group/business division key performance indicators” table.
Retail & Corporate no longer reports “Net new money” as a key performance indicator. As net new money does not assist the assessment of the performance of this business, our senior management does not consider it to be a meaningful KPI.

Client/invested assets reporting
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

Net new money in a reported period is the amount of invested assets that are entrusted to us by new or existing clients less those withdrawn by existing clients or clients who terminated their relationship with us. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. However, in Wealth Management Americas we show net new money including interest and dividend income only from the Wealth Management US business for purposes of comparison with US peers. Market and currency movements, as well as fees, commissions and interest on loans charged, are excluded from net new money as are the effects of any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money inflows or outflows. The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS.
When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double counting within our total invested assets, as both units provide an indepen-

Strategy, performance and responsibility
Financial performance

dent service to their respective client, add value and generate revenues. Most double counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management & Swiss Bank and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 225 billion of invested assets were double counted in 2010 (CHF 254 billion in 2009).
è	Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of this report for more information

Group / business division key performance indicators

Wealth Management &
Swiss Bank
					Wealth	Global
			Wealth	Retail &	Management	Asset	Investment
Key performance indicators	Definition	Group	Management	Corporate	Americas	Management	Bank

Net profit growth (%)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period	●

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods / business division performance before tax of comparison period		●	●	●	●	●

Cost / income ratio (%)	Operating expenses / operating income before credit loss (expense) or recovery	●	●	●	●	●	●

Return on equity (%)	Net profit attributable to UBS shareholders on a year-to-date basis (annualized as applicable) / average equity attributable to UBS shareholders (year-to-date basis)	●

Return on attributed equity (%)	Business division performance before tax on a year-to-date basis (annualized as applicable) / average attributed equity (year-to-date basis)						●

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average total assets (year-to-date basis)	●					●

Return on risk-weighted assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) /average risk-weighted assets (year-to-date basis)	●

FINMA leverage ratio (%)	BIS tier 1 capital / average adjusted assets as per definition by FINMA	●

BIS tier 1 ratio (%)	BIS tier 1 capital / BIS risk-weighted assets	●

Net new money (CHF billion)[1]	Inflow of invested assets from new and existing clients less outflows from existing clients or due to client defection	●	●		●	●

Gross margin on invested assets	Operating income before credit loss (expense) or recovery (annualized as applicable) / average invested assets		●		●	●

Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross / total lending portfolio, gross			●

Average management VaR (1-day, 95% confidence, five years of historical data)	Value-at-risk (VaR) expresses maximum potential loss measured to a 95% confidence level, over a 1-day time horizon and based on five years of historical data						●

1 Retail & Corporate no longer reports “Net new money” as a KPI.

Strategy, performance and responsibility

Accounting and reporting structure changes

Wealth Management & Swiss Bank reorganization

From 2010 onwards, the internal reporting of Wealth Management & Swiss Bank to the Group Executive Board was revised in order to better reflect the management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, encompassing all wealth management business conducted out of Switzerland and in our Asian and European booking centers;
–	“Retail & Corporate”, including services provided to Swiss retail private clients, small and medium enterprises and corporate and institutional clients.

In line with this revised internal reporting structure and IFRS 8 Operating Segments, Wealth Management and Retail & Corporate are now presented in our external financial reports as separate business units and reportable segments. Prior periods presented have been restated to conform to the new presentation format.

Allocation of additional Corporate Center costs to reportable segments

From 2010 onwards, almost all costs incurred by the Corporate Center related to shared services and control functions are allocated to the reportable segments, which directly and indirectly receive the value of the services, either based on a full cost recovery or on a periodically agreed flat fee. The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2a Segment reporting” in the “Financial information” section, and in the “UBS business divisions and Corporate Center” section of this report.

Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions. This change in allocation policy has been applied prospectively and prior year numbers have not been restated.
The incremental charges to the business divisions made in 2010 mainly relate to control functions. If figures for each quarter of 2009 had been presented on the basis of the allocation methodology applied for 2010, the estimated impact on operating ex-

penses and performance before tax would have been as shown in the table below.

The “Corporate Center” column of the table in “Note 2a Segment reporting” has been renamed “Treasury activities and other corporate items”.
è	Refer to “Note 1a) 33) Segment reporting” in the “Financial information” section of this report for more details

Cash collateral from derivative transactions and prime brokerage receivables and payables

From 2010 onwards, we have changed the presentation of cash collateral from derivative transactions and prime brokerage receivables and payables to improve transparency.

Cash collateral receivables and payables on derivatives are presented in the new balance sheet lines Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments by transferring the amounts out of Due from banks and Loans, and Due to banks and Due to customers, respectively. Prime brokerage receivables and prime brokerage payables have been transferred out of Due from banks and Loans to Other assets, and out of Due to banks and Due to customers to Other liabilities, respectively. These changes in presentation impacted neither our income statement nor total assets and liabilities. The respective tables, notes and other information in the “Financial information” section of this report were adjusted accordingly.
The table on the next page shows the reclassifications for 2009 and 2008.

Personnel expenses

In 2010, we reclassified certain elements of Other personnel expenses to Variable compensation – other in order to align the presentation with the new FINMA definition of variable compensation.

In addition, amounts previously reported under Salaries and variable compensation are presented for the first time on the following separate lines: Salaries, Variable compensation – discretionary bonus, Variable compensation – other and Wealth Management Americas: financial advisor compensation.

Corporate Center cost allocation impact on 2009 figures
			Wealth			Total
	Wealth Management &		Management	Global Asset	Investment	business	Corporate
	Swiss Bank		Americas	Management	Bank	divisions	Center
	Wealth	Retail &
CHF million	Management	Corporate

Estimated increase in 2009 operating expenses and decrease in performance before tax	128	96	84	44	288	640	(640)

Strategy, performance and responsibility
Financial performance

Cash collateral from derivative transactions and prime brokerage receivables and payables
	31.12.09			31.12.08
	Before		After	Before		After
CHF million	reclassification	Reclassification	reclassification	reclassification	Reclassification	reclassification

Due from banks	46,574	(29,770)	16,804	64,451	(46,757)	17,694

Cash collateral receivables on derivatives instruments	0	53,774	53,774	0	85,703	85,703

Loans	306,828	(40,351)	266,477	340,308	(48,852)	291,456

Other assets	7,336	16,347	23,682	9,931	9,906	19,837

Due to banks	65,166	(33,244)	31,922	125,628	(48,806)	76,822

Cash collateral payables on derivatives instruments	0	66,097	66,097	0	92,937	92,937

Due to customers	410,475	(71,212)	339,263	465,741	(103,102)	362,639

Other liabilities	33,986	38,359	72,344	42,998	58,971	101,969

Furthermore, we reclassified the pension costs related to bonus to Pension and other post-employment benefit plans. Previously, those amounts were reported under Social security. Prior period amounts have been adjusted accordingly. The change in the presentation did not impact our personnel expenses. The related amounts are disclosed in the footnotes to “Note 6 Personnel expenses” in the “Financial information” section of this report.

IFRS 9 Financial Instruments

In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9 Financial Instruments, which includes revised guidance on the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 Financial Instruments to include guidance on financial liabilities and derecognition of financial instruments and amended IFRS 7 Financial Instruments: Disclosure to include disclosures about transferred financial assets. The publication of IFRS 9 Financial Instruments represents the completion of the first part of a multi-stage project to replace IAS 39 Financial Instruments: Recognition and Measurement.

The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is to be accounted for at amortized cost only if the following criteria are met: (i) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and (ii) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. Non-traded equity instruments may be accounted for at fair value through other comprehensive income (OCI). Such a designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of realized gains or losses from OCI to profit or loss. All other financial assets are measured at fair value through profit or loss.

The accounting for and presentation of financial liabilities and for derecognition of financial instruments have been transferred from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9 Financial Instruments. The guidance is unchanged with one exception: the accounting for financial liabilities designated at fair value through profit or loss. The requirements stipulated in IAS 39 Financial Instruments: Recognition and Measurement regarding the classification and measurement of financial liabilities have been retained, including the related application and implementation guidance. The two existing measurement categories for financial liabilities remain unchanged. The criteria for designating a financial liability at fair value through profit or loss also remain unchanged. For financial liabilities designated at fair value through profit or loss, changes in fair value due to changes in an entity’s own credit risk are directly recognized in OCI instead of in profit or loss. There is no subsequent recycling of realized gains or losses from OCI to profit or loss. For financial liabilities that are required to be measured at fair value through profit or loss, i.e. all derivatives and trading portfolio liabilities, all fair value movements will continue to be recognized in profit or loss.
We are currently assessing the impact of the new standard on our financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. The IFRS 7 Financial Instruments: Disclosure amendments are applicable for annual accounting periods beginning on or after 1 July 2011. We did not adopt IFRS 9 Financial Instruments for the year ended 31 December 2010.

Strategy, performance and responsibility

UBS results

Income statement
	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Continuing operations

Interest income	18,872	23,461	65,679	(20)

Interest expense	(12,657)	(17,016)	(59,687)	26

Net interest income	6,215	6,446	5,992	(4)

Credit loss (expense) / recovery	(66)	(1,832)	(2,996)	96

Net interest income after credit loss expense	6,149	4,614	2,996	33

Net fee and commission income	17,160	17,712	22,929	(3)

Net trading income	7,471	(324)	(25,820)

Other income	1,214	599	692	103

Total operating income	31,994	22,601	796	42

Personnel expenses	16,920	16,543	16,262	2

General and administrative expenses	6,585	6,248	10,498	5

Depreciation of property and equipment	918	1,048	1,241	(12)

Impairment of goodwill	0	1,123	341	(100)

Amortization of intangible assets	117	200	213	(42)

Total operating expenses	24,539	25,162	28,555	(2)

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Tax expense / (benefit)	(381)	(443)	(6,837)	14

Net profit from continuing operations	7,836	(2,118)	(20,922)

Discontinued operations

Profit from discontinued operations before tax	2	(7)	198

Tax expense	0	0	1

Net profit from discontinued operations	2	(7)	198

Net profit	7,838	(2,125)	(20,724)

Net profit attributable to non-controlling interests	304	610	568	(50)

from continuing operations	303	600	520	(50)

from discontinued operations	1	10	48	(90)

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)

from continuing operations	7,533	(2,719)	(21,442)

from discontinued operations	1	(17)	150

Performance by business division

Wealth Management	2,308	2,280	3,631	1

Retail & Corporate	1,772	1,629	2,382	9

Wealth Management & Swiss Bank	4,080	3,910	6,013	4

Wealth Management Americas	(130)	32	(823)

Global Asset Management	516	438	1,333	18

Investment Bank	2,197	(6,081)	(34,300)

Treasury activities and other corporate items	793	(860)	19

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Strategy, performance and responsibility
Financial performance

2010

Results

In 2010, we reported a Group net profit attributable to shareholders of CHF 7,534 million, a profit before tax from continuing operations of CHF 7,455 million and a profit before tax from discontinued operations of CHF 2 million. In 2009, we recorded a net loss attributable to shareholders of CHF 2,736 million.

Operating income

Total operating income was CHF 31,994 million in 2010, up from CHF 22,601 million in 2009. Net interest income was CHF 6,215 million compared with CHF 6,446 million in the prior year. Net trading income was positive CHF 7,471 million compared with negative CHF 324 million in 2009.

Net interest income includes income from interest margin-based activities (loans and deposits) as well as income earned as a result of trading activities (for example, coupon and dividend income). The dividend income component of interest income is volatile, depending on the composition of the trading portfolio. Net interest and trading income is analyzed below under the relevant business activities in order to provide a more comprehensive explanation of the movements.

Net income from trading businesses
Net income from trading businesses, including lending activities of the Investment Bank, was CHF 7,508 million for full-year 2010 compared with CHF 382 million in the prior year.

The Investment Bank’s fixed income, currencies and commodities’ (FICC) trading revenues improved due to an increase in credit trading revenues, which was partially offset by decreases in trading revenues in our macro and emerging markets businesses. A major part of the improvement was due to de-risking and reduction of the residual positions portfolio. Equities trading revenues, excluding own credit, decreased compared with the previous year, primarily in the derivatives and equity-linked business.
An own credit loss on financial liabilities designated at fair value of CHF 548 million was recorded in 2010, compared with a CHF 2,023 million loss in 2009. This was due to continuing but comparatively less tightening of our credit spreads in 2010. Debit valuation adjustments on derivatives in the Investment Bank’s FICC business were positive CHF 155 million compared with negative CHF 1,882 million in 2009. This resulted from the widening of overall credit spreads in the second quarter, partially offset by a tightening of the credit spreads in the third and fourth quarters.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses
Net income from interest margin businesses was CHF 4,624 million compared with CHF 5,053 million in the prior year. This de-

crease was primarily attributable to lower margins and negative currency effects.

Net income from treasury activities and other
Net income from treasury activities and other was CHF 1,554 million compared with CHF 687 million in 2009. Income from treasury activities was nearly unchanged from last year. A CHF 745 million gain on the valuation of our option to acquire the SNB StabFund’s equity was recorded in 2010, compared with a CHF 117 million gain in the prior year. Additionally, 2009 included a net gain of CHF 297 million (including interest expenses) on the valuation of the mandatory convertible notes (MCN) issued in December 2008 and converted in August 2009.

Credit loss expenses
In 2010, we reported net credit loss expenses of CHF 66 million. This included CHF 172 million of impairment charges taken on reclassified and acquired securities, partially offset by recoveries on certain loan positions. The net credit loss expenses in 2009 amounted to CHF 1,832 million.

The net credit loss expenses of the Investment Bank were nil in 2010, compared with net credit loss expenses of CHF 1,698 million in 2009. Credit loss expenses of CHF 172 million in relation to reclassified and acquired securities were primarily related to impairments on our student loan auction rate securities inventory, offset by recoveries on certain loan positions.
Wealth Management & Swiss Bank reported net credit loss expenses of CHF 64 million for 2010, compared with CHF 133 million in 2009.
è	Refer to the “Risk management and control” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Net fee and commission income
Net fee and commission income was CHF 17,160 million, compared with CHF 17,712 million in the previous year. Income declined slightly in all major fee categories except for portfolio management and advisory fees, as outlined below:
–	Underwriting fees were CHF 1,912 million compared with CHF 2,386 million in the prior year, due to a decline in both equity and debt underwriting fees. The decrease in equity underwriting fees resulted from an overall market slowdown. Debt underwriting fees declined due to lower revenues in the Investment Bank’s debt capital market business.
–	Mergers and acquisitions and corporate finance fees were CHF 857 million, a decrease from CHF 881 million in the prior year. This was due to reduced market activity as deal appetite remained subdued in the first half of 2010.
–	Net brokerage fees fell 8% to CHF 3,837 million mainly due to low transaction volumes and margin compression in 2010.
–	Investment fund fees were CHF 3,898 million, a 3% decrease compared with the prior year. Lower asset based commission

Strategy, performance and responsibility

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Net interest and trading income

Net interest income	6,215	6,446	5,992	(4)

Net trading income	7,471	(324)	(25,820)

Total net interest and trading income	13,686	6,122	(19,828)	124

Breakdown by businesses

Net income from trading businesses[1]	7,508	382	(27,203)

Net income from interest margin businesses	4,624	5,053	6,160	(8)

Net income from treasury activities and other	1,554	687	1,214	126

Total net interest and trading income	13,686	6,122	(19,828)	124

1 Includes lending activities of the Investment Bank.

Credit loss (expense) / recovery
	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Wealth Management	11	45	(388)	(76)

Retail & Corporate	(76)	(178)	(4)	(57)

Wealth Management & Swiss Bank	(64)	(133)	(392)	(52)

Wealth Management Americas	(1)	3	(29)

Investment Bank	0 [1]	(1,698)	(2,575)	(100)

of which: related to reclassified securities[2]	(133)	(425)	(125)	(69)

of which: related to acquired securities	(39)	(18)	0	117

Treasury activities and other corporate items	0	(5)	0	(100)

UBS	(66)	(1,832)	(2,996)	(96)

1 Credit loss expenses related to reclassified and acquired securities were offset by recoveries on certain loan positions.  2 Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report.

Net fee and commission income
	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Equity underwriting fees	1,157	1,590	1,138	(27)

Debt underwriting fees	755	796	818	(5)

Total underwriting fees	1,912	2,386	1,957	(20)

M&A and corporate finance fees	857	881	1,662	(3)

Brokerage fees[1]	4,930	5,400	7,150	(9)

Investment fund fees	3,898	4,000	5,583	(3)

Portfolio management and advisory fees	5,959	5,863	7,667	2

Insurance-related and other fees	361	264	317	37

Total securities trading and investment activity fees	17,918	18,794	24,335	(5)

Credit-related fees and commissions	448	339	273	32

Commission income from other services	850	878	1,010	(3)

Total fee and commission income	19,216	20,010	25,618	(4)

Brokerage fees paid[1]	1,093	1,231	1,164	(11)

Other[1]	964	1,068	1,524	(10)

Total fee and commission expense	2,057	2,299	2,689	(11)

Net fee and commission income	17,160	17,712	22,929	(3)

of which: net brokerage fees[1]	3,837	4,169	5,985	(8)

1 In 2010, we corrected the amounts presented in previous periods on the lines Brokerage fees, Brokerage fees paid, Other and Net brokerage fees. Amounts previously disclosed have been decreased as follows: Brokerage fees by CHF 817 million and CHF 1,059 million for the years ended 31 December 2009 and 31 December 2008, respectively; Brokerage fees paid by CHF 517 million and CHF 599 million for the years ended 31 December 2009 and 31 December 2008, respectively; Other and Net brokerage fees by CHF 300 million and CHF 460 million for the years ended 31 December 2009 and 31 December 2008, respectively. The total of Net fee and commission income and consequently Net profit attributable to UBS shareholders are not affected by this correction.

Strategy, performance and responsibility
Financial performance

fees on UBS funds were partly offset by higher fees on third-party funds and sales-based commission income.
–	Portfolio management and advisory fees increased 2% to CHF 5,959 million, mainly due to higher portfolio management fees in our Wealth Management Americas business division. This was partly offset by lower portfolio management fees in Global Asset Management, primarily resulting from lower performance fees in its alternative and quantitative investments business, and by lower portfolio management and advisory fees in Wealth Management & Swiss Bank and the Investment Bank.
–	Other commission expense fell 10% to CHF 964 million, mainly due to lower commissions paid for payment transactions, other services and management advisory.

Other income

Other income was CHF 1,214 million in 2010, compared with CHF 599 million in the previous year. Other income in 2010 included a CHF 180 million gain from the sale of investments in associates owning real estate in New York, a gain of CHF 158 million from the sale of a property in Zurich, CHF 324 million gains from the disposal of loans and receivables (including sales and issuer redemptions of auction rate securities), a CHF 69 million demutualization gain from our stake in the Chicago Board Options Exchange, and a negative CHF 45 million valuation adjustment on a property fund held by Wealth Management & Swiss Bank.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses

Total operating expenses were CHF 24,539 million in 2010, compared with CHF 25,162 million in 2009. Operating expenses in 2010 included CHF 113 million of net restructuring charges, while operating expenses in 2009 included goodwill impairment charges of CHF 1,123 million and restructuring charges of CHF 791 million.

Personnel expenses

Personnel expenses were CHF 16,920 million, up from CHF 16,543 million in the prior year. Personnel expenses recorded in 2010 included discretionary variable compensation expenses of CHF 4.1 billion, of which CHF 1.5 billion relates to variable compensation brought forward from prior years. The discretionary bonus pool granted to employees for the performance year 2010 was CHF 4.2 billion, 11% lower than in the previous year. Of this amount, CHF 2.6 billion is recognized in the income statement in 2010, and CHF 1.6 billion will be deferred to future periods. Other personnel expenses in 2010 included a charge of CHF 0.2 billion for the UK Bank Payroll Tax.
Other variable compensation was CHF 310 million in 2010 compared with CHF 830 million in 2009. The decrease was mainly due to restructuring-related severance costs recognized in 2009.
è	Refer to the “Compensation” section of this report for more information
è	Refer to the “Accounting and reporting structure changes” section and to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information on the changes in presentation of certain personnel expenses in 2010 and related adjustment of prior periods’ amounts

General and administrative expenses

General and administrative expenses were CHF 6,585 million in 2010 compared with CHF 6,248 million in 2009. Marketing and public relations expenses increased primarily due to the costs associated with sponsoring and branding campaigns related to the global re-launch of the UBS brand. Other general and administrative expenses increased due to higher litigation provisions, partially offset by lower restructuring provisions. Costs of outsourcing IT and other services as well as travel and entertainment were higher compared with the prior year. These increases were partly offset by reduced spending on occupancy, rent and maintenance of IT and other equipment, telecommunications and postage, administration and professional fees.
è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation, amortization and impairment of goodwill

Depreciation was CHF 918 million in 2010, compared with CHF 1,048 million in 2009. Amortization of intangible assets was CHF 117 million compared with CHF 200 million in the prior year. No goodwill impairment charges were recorded in 2010. A goodwill impairment charge of CHF 1,123 million relating to the sale of UBS Pactual was recorded in 2009.

Income tax

We recognized a net income tax benefit in our income statement of CHF 381 million for 2010. This included a deferred tax benefit of CHF 605 million and current tax expenses of CHF 224 million.

The deferred tax benefit reflects the recognition of additional deferred tax assets in respect of tax losses and temporary differences in a number of foreign locations including the US (tax benefit of CHF 1,161 million) and Japan (tax benefit of CHF 98 million), taking into account updated taxable profit forecast assumptions over the five-year time horizon used for recognition purposes. This was partly offset by a Swiss net deferred tax expense. Swiss tax losses, for which deferred tax assets have previously been recognized, were used against profits for the year (tax expenses of CHF 1,409 million). This was partly offset by an upward revaluation of Swiss deferred tax assets taking into account revised profit forecast assumptions (tax benefit of CHF 741 million).
The current tax expenses relate to tax expenses in respect of taxable profits of Group entities, partially offset by tax benefits arising from the agreement on prior year positions with tax authorities in various locations.
The tax benefit for the year in the income statement is CHF 320 million higher than that in our fourth quarter 2010 report issued on 8 February 2011.

Strategy, performance and responsibility

è	Refer to “Note 33 Events after the reporting period” in the “Financial information” section of this report for more information
During 2009, we recognized a net income tax benefit in our income statement of CHF 443 million. This reflected a deferred tax benefit mainly relating to the recognition of additional deferred tax assets in respect of tax losses, partly offset by current tax expenses relating to taxable profits of Group entities.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests for 2010 was CHF 304 million, compared with CHF 610 million for 2009. This decrease was primarily the consequence of the attribution in 2009, rather than in 2010, of CHF 132 million of net profit to non-controlling interests in connection with certain dividends payable in 2010 on hybrid capital instruments classified as non-owner equity. This attribution was made out of 2009’s net profit following a determination that a triggering event had occurred that caused the 2010 dividend payments to become obligatory under the terms of these hybrid capital instruments. The triggering event was the cash payment made by UBS in 2009 to the Swiss Confederation in consideration of the Confederation’s waiver of its right to receive future coupon payments on the mandatory convertible notes due in 2011.

Had the 2010 dividend payments been applied to net profit in 2010 rather than in 2009, the net profit attributed to non-controlling interests would have been CHF 478 million in 2009 and CHF 436 million in 2010.

Comprehensive income attributable to UBS shareholders

Comprehensive income attributable to UBS shareholders includes all changes in equity (including net profit) attributed to UBS shareholders during a period, except those resulting from investments by and distributions to shareholders as well as equity settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). Most of those items will be recognized in net profit when the underlying item is sold or realized.

Comprehensive income attributable to UBS shareholders in 2010 was CHF 5,875 million, including net profit attributable to UBS shareholders of CHF 7,534 million, partially offset by other comprehensive income attributable to UBS shareholders of negative CHF 1,659 million.

OCI attributable to UBS shareholders was negative in 2010 due to: (1) losses in the currency translation account of CHF 909 million (net of tax) related to the Swiss franc carrying value of investments in subsidiaries whose reporting currencies are other than Swiss francs; (2) fair value losses on financial investments available-for-sale of CHF 607 million (net of tax); and (3) changes in the replacement values of interest rate swaps designated as hedging instruments of negative CHF 143 million (net of tax). Foreign currency translation-related OCI losses attributable to UBS shareholders of CHF 1,501 million (net of tax) in 2010 largely resulted from the strengthening of the Swiss franc against the US dollar, British pound and euro. We have foreign operations conducted through entities with these functional currencies. These losses in foreign currency translation were partially offset by an out-of-period credit of CHF 592 million resulting from the correction of prior period misstatements. Fair value losses on financial investments available-for-sale predominantly relate to our fixed-interest bearing long-term bond portfolio, which consists of US and UK government bonds. During the fourth quarter, the fair value of this portfolio decreased, mostly due to rising market interest rates. On a net basis, the fair value movement of US dollar, euro and British pound fix-receiver and fixed-payer interest rate swaps designated in cash flow hedges was slightly negative during the year.
è	Refer to the “Statement of comprehensive income” section and “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information

Invested assets

Total invested assets were CHF 2,152 billion on 31 December 2010, a decrease of 4% from CHF 2,233 billion on 31 December 2009. Positive market developments were more than offset by negative currency effects and net new money outflows.

Invested assets
	As of			% change from
CHF billion	31.12.10	31.12.09	31.12.08	31.12.09

Wealth Management	768	825	833	(7)

Retail & Corporate	136	135	122	1

Wealth Management & Swiss Bank	904	960	955	(6)

Wealth Management Americas	689	690	644	0

Traditional investments	487	502	493	(3)

Alternative and quantitative investments	34	41	41	(17)

Global real estate	36	39	40	(8)

Infrastructure	1	1	1	0

Global Asset Management	559	583	575	(4)

Total	2,152	2,233	2,174	(4)

Strategy, performance and responsibility
Financial performance

2009

Results

In 2009, we reported a Group net loss attributable to shareholders of CHF 2,736 million, a loss before tax of CHF 2,561 million from continuing operations and a loss before tax of CHF 7 million from discontinued operations. In 2008, we recorded a net loss attributable to shareholders of CHF 21,292 million.

Operating income

Total operating income was CHF 22,601 million in 2009, up from CHF 796 million in 2008. Net interest income at CHF 6,446 million was up 8% compared with CHF 5,992 million a year earlier. Net trading income was negative CHF 324 million compared with negative CHF 25,820 million in 2008.

In 2009, we reviewed our approach to calculating and booking of own credit on derivative liabilities and financial liabilities designated at fair value. As of the transition date of 1 January 2009, changes resulting from this review led to an increase in our 2009 net trading income of CHF 143 million, made up of a CHF 365 million credit to net income from trading businesses and a charge of CHF 222 million to net income from treasury activities and other.

Net income from trading businesses

Net income from trading businesses, including lending activities of the Investment Bank, was positive CHF 382 million for the full-year 2009, compared with negative CHF 27,203 million in 2008. The improvement was mainly due to lower losses on residual risk positions in the Investment Bank’s fixed income, currencies and commodities (FICC) business in 2009.
Trading revenues from the FICC business improved from 2008, due to lower losses on residual risk positions as mentioned above.
Equities trading revenues (excluding own credit) improved from 2008. Equity-linked revenues increased significantly as all regions benefitted from improvements in valuations and liquidity. Proprietary trading revenues improved with a strong performance recorded across all geographical regions.
In 2009, the Investment Bank recorded a loss on own credit from financial liabilities designated at fair value of CHF 2,023 million as our credit spread narrowed in 2009, compared with a gain of CHF 2,032 million in 2008. This was partially affected by the abovementioned change in the approach to calculating and booking of own credit.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of our Annual Report 2009 for more information on own credit

Net income from interest margin businesses

Net income from interest margin businesses decreased 18% to CHF 5,053 million in 2009 from CHF 6,160 million in 2008. This decrease was primarily attributable to lower margins on loans and liabilities.

Net income from treasury activities and other

Net income from treasury activities and other was CHF 687 million in 2009 compared with CHF 1,214 million in 2008 due to a net gain of CHF 297 million (including interest expenses) on the valuation of the mandatory convertible notes (MCN) issued in December 2008 and converted in August 2009, and a gain of CHF 117 million on the revaluation of our option to acquire the SNB Stab-Fund’s equity. In comparison, 2008 included an accounting gain of CHF 3,860 million related to the MCN issued in March 2008, which was offset by the CHF 3.4 billion negative impact of the transaction with the Swiss National Bank and the abovementioned MCN issued in December 2008, resulting in a total gain of CHF 0.4 billion.

Credit loss expenses

In 2009, we experienced net credit loss expenses of CHF 1,832 million, of which CHF 425 million were due to impairment charges taken on reclassified securities in the Investment Bank. In comparison, we recorded net credit loss expenses of CHF 2,996 million in 2008.
The Investment Bank recorded net credit loss expenses of CHF 1,698 million in 2009, compared with net credit loss expenses of CHF 2,575 million in 2008. Excluding the credit loss expenses from reclassified securities of CHF 425 million, the net credit loss expenses amounted to CHF 1,273 million in 2009.
Wealth Management & Swiss Bank reported net credit loss expenses of CHF 133 million for 2009, compared with CHF 392 million in 2008. Releases of allowances against lombard loans in 2009 contributed to this positive development.
è	Refer to the “Risk management and control” section of our Annual Report 2009 for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures in 2009

Net fee and commission income

Net fee and commission income was CHF 17,712 million in 2009, down 23% from CHF 22,929 million in 2008. Income declined in all major fee categories except for underwriting fees, as outlined below:
–	Underwriting fees increased 22% to CHF 2,386 million, due to a 40% increase in equity underwriting fees, offset by a 3% decrease in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees fell 47% to CHF 881 million due to reduced market activity as deal appetite remained subdued.
–	Net brokerage fees fell 30% to CHF 4,169 million mainly due to a reduction in equity trading volumes.
–	Investment fund fees fell 28% to CHF 4,000 million as a result of lower asset-based fees on both own and third-party funds.

Strategy, performance and responsibility

–	Portfolio management and advisory fees fell 24% to CHF 5,863 million, mainly due to the decreased average asset base, especially in the wealth management businesses.
–	Other commission expense fell 30% to CHF 1,068 million, mainly due to lower commissions paid to distribution partners.

Other income

Other income was CHF 599 million in 2009 compared with CHF 692 million in 2008. Other income in 2009 included a loss of CHF 498 million related to the sale of UBS Pactual, foreign exchange gains of CHF 430 million on other divestments of subsidiaries, a gain of CHF 304 million on the buyback of subordinated debt and impairment charges of financial investments available-for-sale of CHF 349 million.
è	Refer to “Note 5 Other income” in the “Financial information” section of our Annual Report 2009 for more information

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

Personnel expenses

Personnel expenses were CHF 16,543 million in 2009 compared with CHF 16,262 million in 2008. Headcount reductions were partially offset by salary increases. Discretionary variable compensation recognized in the income statement in 2009 was CHF 2.8 billion. Discretionary variable compensation of CHF 3.0 billion for 2009 and brought forward from prior years was partially recognized in the income statement in 2010 and the remaining part will be recognized in future periods, subject to the vesting conditions of the respective awards granted. It included a charge for performance (and retention) awards that were to be granted, or were expected to be granted, in 2010 in relation to the 2009 performance year but which, as of the balance sheet date, had in fact not been granted. The 2009 results did not include a provision for bank payroll tax in the UK.
Contractors’ expenses, at CHF 275 million, were down 35% from 2008. This was due to a substantial reduction of employed contractors and a favorable foreign exchange impact. Social security increased 22% to CHF 804 million in 2009, due to our equity compensation plan. Pension and other post-employment benefit plans increased CHF 16 million to CHF 988 million. Other personnel expenses decreased 21%, mainly due to headcount reduction and lower training, recruitment and travelling costs.

General and administrative expenses

General and administrative expenses declined 40% to CHF 6,248 million in 2009. All general and administrative expense categories decreased in 2009 primarily as a result of our cost reduction programs. Furthermore, 2008 included provisions for auction rate securities of CHF 1,464 million and provisions in relation to the US cross-border matter of CHF 917 million. The largest reductions in absolute terms were in travel and entertainment expenses, and in professional fees.
è	Refer to “Note 21 Provisions and litigation” in the “Financial information” section of our Annual Report 2009 for more information about provisions

Depreciation, amortization and impairment of goodwill

Depreciation of property and equipment declined 16% to CHF 1,048 million in 2009. Amortization of intangible assets was CHF 200 million compared with CHF 213 million in 2008.
A goodwill impairment charge of CHF 1,123 million was recorded in 2009, relating to the sale of UBS Pactual. In 2008 a goodwill impairment charge of CHF 341 million was recorded relating to the Investment Bank’s exit from the municipal securities business.

Income tax

We recognized a net income tax benefit in our income statement of CHF 443 million for the full-year 2009. This included a deferred tax benefit of CHF 960 million, which reflected the recognition of additional deferred tax assets in respect of tax losses and temporary differences in certain locations, including the US (CHF 373 million) and Japan (CHF 127 million), taking into account updated profit forecast assumptions over the five-year time horizon used for recognition purposes. In addition, it reflected the release of a deferred tax liability of CHF 243 million relating to UBS Pactual prior to its sale during 2009. This deferred tax benefit was partially offset by a tax charge of CHF 517 million, which mainly related to entities with taxable profits.

During 2008, we recognized a net income tax benefit in our income statement of CHF 6,837 million, which mainly reflected a CHF 6,126 million impact from the increase in deferred tax assets on tax losses.

Invested assets

Total invested assets were CHF 2,233 billion on 31 December 2009, an increase of 3% from CHF 2,174 billion on 31 December 2008. Positive market developments were nearly offset by net new money outflows, a reduction of invested assets related to divestments, and negative currency translation effects.

Strategy, performance and responsibility
Financial performance

Balance sheet

Balance sheet

% change from
CHF million	31.12.10	31.12.09	31.12.09

Assets

Cash and balances with central banks	26,939	20,899	29

Due from banks	17,133	16,804	2

Cash collateral on securities borrowed	62,454	63,507	(2)

Reverse repurchase agreements	142,790	116,689	22

Trading portfolio assets	167,463	188,037	(11)

Trading portfolio assets pledged as collateral	61,352	44,221	39

Positive replacement values	401,146	421,694	(5)

Cash collateral receivables on derivative instruments	38,071	53,774	(29)

Financial assets designated at fair value	8,504	10,223	(17)

Loans	262,877	266,477	(1)

Financial investments available-for-sale	74,768	81,757	(9)

Accrued income and prepaid expenses	5,466	5,816	(6)

Investments in associates	790	870	(9)

Property and equipment	5,467	6,212	(12)

Goodwill and intangible assets	9,822	11,008	(11)

Deferred tax assets	9,522	8,868	7

Other assets	22,681	23,682	(4)

Total assets	1,317,247	1,340,538	(2)

Liabilities

Due to banks	41,490	31,922	30

Cash collateral on securities lent	6,651	7,995	(17)

Repurchase agreements	74,796	64,175	17

Trading portfolio liabilities	54,975	47,469	16

Negative replacement values	393,762	409,943	(4)

Cash collateral payables on derivative instruments	58,924	66,097	(11)

Financial liabilities designated at fair value	100,756	112,653	(11)

Due to customers	332,301	339,263	(2)

Accrued expenses and deferred income	7,738	8,689	(11)

Debt issued	130,271	131,352	(1)

Other liabilities	63,719	72,344	(12)

Total liabilities	1,265,384	1,291,905	(2)

Equity

Share capital	383	356	8

Share premium	34,393	34,824	(1)

Cumulative net income recognized directly in equity, net of tax	(6,534)	(4,875)	(34)

Retained earnings	19,285	11,751	64

Equity classified as obligation to purchase own shares	(54)	(2)

Treasury shares	(654)	(1,040)	37

Equity attributable to UBS shareholders	46,820	41,013	14

Equity attributable to non-controlling interests	5,043	7,620	(34)

Total equity	51,863	48,633	7

Total liabilities and equity	1,317,247	1,340,538	(2)

Strategy, performance and responsibility

2010 asset development

1 Including cash collateral receivables on derivative instruments.

Balance sheet development

31.12.10 vs. 31.12.09
Our total assets stood at CHF 1,317 billion on 31 December 2010, down CHF 23 billion (2%) from CHF 1,341 billion on 31 December 2009. The reduction occurred mainly in replacement values (RV), which decreased to a similar extent on both sides of the balance sheet, as market and currency movements drove down positive RV 5% to CHF 401 billion, and negative RV by 4% to CHF 394 billion. Our funded asset volume, which excludes positive RV, remained relatively unchanged, declining by CHF 3 billion in 2010. Nevertheless, our asset composition changed as cash collateral receivables on derivative instruments dropped by CHF 16 billion to CHF 38 billion, financial investments available-for-sale fell by CHF 7 billion to CHF 75 billion, and trading portfolio assets declined by CHF 3 billion to CHF 229 billion. These declines were partially

Balance sheet development – assets

1 Total balance sheet excluding positive replacement values.  2 Including cash collateral receivables on derivative instruments.

2010 liabilities and equity development

1 Including cash collateral payables on derivative instruments.

offset by increases in collateral trading assets, which rose by CHF 25 billion to CHF 205 billion, while lending assets remained stable around CHF 315 billion.

Currency effects for 2010 included the strengthening of the Swiss franc against the euro, British pound, and the US dollar, and weakening of the Swiss franc against the Japanese yen. These effects deflated our balance sheet, excluding positive RV, by roughly CHF 70 billion.
To a large extent, the total asset reduction occurred in the Investment Bank, as the abovementioned change in positive replacement values and lower balances in current accounts arising from collateralized derivative over-the-counter (OTC) transactions (variation margins) contributed significantly to the business division’s CHF 25 billion decline to CHF 967 billion. Wealth Management’s balance sheet assets fell by CHF 16 billion to CHF 94 billion. Global Asset Management’s balance sheet assets decreased by

Balance sheet development – liabilities and equity

1 Total balance sheet excluding negative replacement values.  2 Percentages based on total balance sheet size excluding negative replacement values.  3 Including cash collateral payables on derivative instruments.  4 Including financial liabilities designated at fair value.

Strategy, performance and responsibility
Financial performance

CHF 4 billion to CHF 16 billion, and Wealth Management Americas’ balance sheet assets decreased by CHF 3 billion to CHF 50 billion. The balance sheet asset size of Retail & Corporate increased by CHF 15 billion to CHF 153 billion. Treasury activities and other corporate items rose by CHF 10 billion to CHF 37 billion.

Balance sheet positions disclosed in this section represent year-end positions. Intra-quarter balance sheet positions may be different.
è	Refer to the table “FINMA leverage ratio calculation” in the “Capital management” section of this report for our average month-end balance sheet size for the fourth quarter 2010 and 2009

Lending and borrowing

Lending

Cash and balances with central banks was CHF 27 billion on 31 December 2010, an increase of CHF 6 billion from the prior year-end, related to an increase in overnight deposits with central banks. Loans to customers decreased CHF 4 billion to CHF 263 billion due to currency effects, which lowered our loan portfolio by CHF 10 billion. On a currency adjusted basis, loans to customers increased CHF 6 billion, predominantly in our wealth management businesses, where they grew by CHF 12 billion. Volume growth occurred across all major products, including lombard lending, fixed-term loans, and current accounts. This was partly offset by a reduction of student loan auction rate securities and our loan to the RMBS Opportunities Master Fund, LP (BlackRock).
è	Refer to the “Risk and treasury management” section for more information

Borrowing

Overall, our unsecured borrowing declined by CHF 10 billion to CHF 605 billion. Financial liabilities designated at fair value stood at CHF 101 billion on 31 December 2010, a drop of CHF 12 billion from 31 December 2009, mainly due to currency effects, which reduced the outstanding balance of equity-linked and credit-linked notes. Customer deposits (due to customers) amounted to CHF 332 billion, a decrease of CHF 7 billion compared with 2009, however, grew by CHF 17 billion on a currency-adjusted basis, mainly related to an increase in our wholesale deposits. Our wealth management businesses cash deposits grew by CHF 3 billion on a currency-adjusted basis, with inflows/shifts into current accounts, savings and personal accounts, and pension fund investment accounts from fiduciary investments and fixed-term deposits. Interbank borrowing (due to banks) was CHF 41 billion on 31 December 2010, up CHF 10 billion from 31 December 2009, to an almost equal extent due to our short-term wholesale and our Retail & Corporate business. Money market paper issuance was CHF 56 billion at year-end
2010, an increase of CHF 4 billion from the prior year-end, while long-term debt declined by CHF 6 billion to CHF 74 billion, mainly related to currency effects, which contributed to a reduction of CHF 8 billion.
è	Refer to the “Liquidity and funding management” section for more information on long-term debt issuance

Repurchase / reverse repurchase agreements and
securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements increased year-on-year by CHF 25 billion to CHF 205 billion on 31 December 2010. This increase was partly due to increased trading balances in the matched book and to higher short-coverings via reverse repurchase agreements and securities borrowing transactions. In a matched book, the dealer reverses collateral from one customer and repos it to another customer at a different rate generating additional profit from mismatching maturities.

A significant amount of trading assets is funded via repurchase agreements. Therefore, in addition to the increase in the matched book, the increase in the Investment Bank’s trading assets also contributed to the rise in repurchase agreements. These increases are reflected on the liability side of the balance sheet, where repurchase agreements and securities lent against cash collateral grew by CHF 9 billion in 2010 and stood at CHF 81 billion on 31 December 2010.

Trading portfolio

Trading portfolio assets declined by CHF 3 billion to stand at CHF 229 billion on 31 December 2010. The majority of this decrease is related to currency effects and trading inventory held for regulatory requirements within our wealth management business. The Investment Bank’s trading portfolio grew by CHF 9 billion, primarily as a result of an increase in holdings of money market papers (mainly treasury bills) of CHF 11 billion and precious metals (mainly silver and palladium) of CHF 2 billion, partially offset by debt instruments, which declined by CHF 5 billion (mainly US government paper and corporate debt).

Replacement values

The positive and the negative replacement values (RV) of derivative instruments developed roughly in parallel, decreasing by CHF 21 billion (5%) and CHF 16 billion (4%), respectively, and ending 2010 at CHF 401 billion and CHF 394 billion, respectively. Decreases in positive RV occurred in credit derivative contracts, which declined by CHF 23 billion due to a tightening of credit

Strategy, performance and responsibility

spreads. Interest rate contracts dropped by CHF 11 billion due to a steepening in interest rate yield curves, specifically those denominated in euro and British pound. These declines were partially offset by foreign exchange contracts, which grew by CHF 16 billion, related to the strengthening of the Swiss franc against major currencies.

Financial investments available-for-sale

Financial investments available-for-sale declined by CHF 7 billion to CHF 75 billion in 2010, reflecting currency effects. The majority of these instruments include highly liquid short-term securities issued by governments and government-controlled institutions in various currencies, mainly US dollars, euro and British pound. It also includes a portfolio of US and UK government bonds with a face amount of CHF 15 billion and a weighted average maturity of approximately eight years.

Other assets / other liabilities

Commencing in the fourth quarter of 2010, UBS has changed the presentation of prime brokerage receivables and payables and cash collateral from derivative transactions to improve transparency. Prime brokerage receivables and prime brokerage payables have been transferred out of Due from banks and Loans to Other assets, and out of Due to banks and Due to customers to Other liabilities, respectively. Cash collateral receivables and payables on derivatives are presented in the new balance sheet lines Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments by transferring the amounts out of Due from banks and Loans, and Due to banks and Due to customers, respectively. In the aforementioned waterfall graphs, Cash collateral receivable and payable on derivative instruments are shown in Other assets and Other liabilities. Comparative periods have been adjusted accordingly.

è	Refer to the “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information

Shareholders’ equity

On 31 December 2010, equity attributable to UBS shareholders was CHF 46.8 billion, representing an increase of CHF 5.8 billion compared with 31 December 2009. The increase in 2010 reflects a net profit of CHF 7.5 billion, partially offset by negative effects recognized in equity (including currency translation effects) of CHF 1.7 billion.

è	Refer to the “Shares and capital instruments” section of this report for more information

Strategy, performance and responsibility
Financial performance

Off-balance sheet

Off-balance sheet arrangements

Off-balance sheet arrangements include purchased and retained interests and derivatives, as well as other involvements in non-consolidated entities and structures originated by us or set up by third parties. Generally, these arrangements either meet the financial needs of clients or offer investment opportunities through entities that are not controlled by us.

In the normal course of business, we enter into arrangements that, under IFRS, lead to de-recognition of financial assets and liabilities for which we have transferred substantially all risks and rewards (financial assets), or for which the financial liabilities are extinguished.
In addition, we enter into arrangements where the financial assets (and liabilities) received are not recognized on the balance sheet because we have not assumed the related risks and rewards (financial assets) and/or because we did not become party to the contractual provisions of the financial instruments. We recognize these types of arrangements on the balance sheet only to the extent of their involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights.

When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize them on the balance sheet. It should be noted that in many instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.
The following paragraphs discuss several distinct areas of off-balance sheet arrangements. Additional disclosure on certain areas of off-balance sheet arrangements can be found in other sections of this report, as indicated in the table below.

Off-balance sheet arrangements, risks, consolidation and fair value measurements	Disclosure in the annual report
Contractual obligations	Strategy, performance and responsibility, section “Off-balance sheet”
Credit guarantees, performance guarantees, loan commitments, underwriting commitments, forward starting transactions and similar instruments	Strategy, performance and responsibility, section “Off-balance sheet”
Guarantees issued by UBS AG to subsidiaries	Financial information, “Note 41 Supplemental guarantor information required under SEC rules”
Other contingent liabilities	Financial information, “Note 21 Provisions and contingent liabilities”
Derivative financial instruments	Financial information, “Note 23 Derivative instruments and hedge accounting” Risk and treasury management, section “Basel II Pillar 3 disclosures”
Credit derivatives	Financial information, “Note 23 Derivative instruments and hedge accounting” Risk and treasury management, section “Basel II Pillar 3 disclosures”
Leases	Financial information, “Note 25 Operating lease commitments”
Non-consolidated securitization vehicles – non-agency transactions	Strategy, performance and responsibility, section “Off-balance sheet”
Support to non-consolidated investment funds	Strategy, performance and responsibility, section “Off-balance sheet”
Securitizations (banking book only)	Risk and treasury management, section “Basel II Pillar 3 disclosures”
Risk concentrations	Risk and treasury management, section “Risk concentrations”
Credit risk information	Risk and treasury management, section “Credit risk”
Market risk information	Risk and treasury management, section “Market risk”
Liquidity risk information	Risk and treasury management, section “Liquidity and funding management”
Consolidation	Financial information, “Note 1 Summary of significant accounting policies”
Fair value measurements	Financial information, “Note 27 Fair value of financial instruments”

Strategy, performance and responsibility

Risk positions

Our risk concentrations and other relevant risk positions are disclosed in detail in the audited parts of the “Risk management and control” section of this report. As of 31 December 2010 these positions included exposures to monoline insurers and student loan auction rate securities.
The importance and the potential impact of such risk positions (with respect to liquidity, capital resources or market and credit risk support), including off-balance sheet structures, are also described in the “Risk and treasury management” section of this report.

Liquidity facilities and similar obligations

On 31 December 2010 and 2009, we had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other similar types of special purpose entities (SPE). Losses resulting from such obligations were not significant in 2010 and 2009.

Non-consolidated securitization vehicles and collateralized
debt obligations

Up to and including 2008, we sponsored the creation of SPE that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. We also securitized clients’ debt obligations in transactions involving SPE which issued collateralized debt obligations (CDO), which typically refer to a security that is collateralized by a pool of bonds, loans, equity, derivatives or other assets. A securitization transaction of this kind generally involves the transfer of assets into a trust or corporation in return for the receipt of beneficial interests in the form of securities. Financial assets held by such trusts and corporations are no longer reported in our consolidated financial statements once their risks and rewards are transferred to a third-party.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on accounting policies regarding securitization activities

Non-consolidated securitization vehicles and collateralized debt obligations – non-agency transactions[1]
CHF billion	Total SPE assets			Involvements in non-consolidated SPE held by UBS
				Purchased and
				retained interests
	Original principal	Current principal	Delinquency	held by UBS[2]	Derivatives held by UBS
As of 31 December 2010	outstanding	outstanding	amounts	Carrying value	Fair value	Nominal value

Originated by UBS

CDOs

Residential mortgage	5.3	3.9	0.0	0.7	0.0	0.9

Commercial mortgage	0.0	0.0	0.0	0.0	0.1	1.3

Other ABS	0.0	0.0	0.0	0.0	0.0	0.1

Securitizations

Residential mortgage	2.9	1.7	0.1	0.1	0.0	2.4

Commercial mortgage	22.1	19.3	2.1	0.1	0.0	0.0

Other ABS	0.9	1.0	0.0	0.0	0.0	0.0

Total	31.2	25.9	2.2	0.9	0.0	4.6

Not originated by UBS

CDOs

Residential mortgage	43.7	20.1	0.1	0.4	0.0	0.1

Commercial mortgage	13.4	8.8	0.0	0.8	0.0	0.0

Other ABS	78.9	64.7	0.0	5.5	0.3	2.3

Securitizations

Residential mortgage	625.1	212.6	38.4	1.3	(1.1)	4.1

Commercial mortgage	608.4	515.5	63.7	2.3	0.0	0.0

Other ABS	946.0	607.7	20.1	3.5	0.0	0.0

Total	2,315.5	1,429.4	122.3	13.8	(0.7)	6.4

1 The total pool assets held by non-consolidated investment vehicles where UBS is involved are reflected under “Total SPE assets”. The involvement of UBS in these vehicles is disclosed under the column “Involvements in non-consolidated SPE held by UBS”. UBS involvement may be in the form of purchased and retained interests or derivatives. “Total SPE assets” include information which UBS could gather after making exhaustive efforts but excludes data which UBS was unable to obtain (in sufficient quality), especially for structures originated by third parties.   2 Includes loans and receivables measured at amortized cost in the amount of CHF 0.8 billion originated by UBS and CHF 7.8 billion for structures not originated by UBS and trading assets measured at fair value in the amount of CHF 6.0 billion for structures not originated by UBS.

Strategy, performance and responsibility
Financial performance

We did not sponsor the creation of any abovementioned SPE, and did not issue or sponsor the issue of new CDO in transactions involving SPE in 2009 and 2010. Certain retained interests relating to 2008 and earlier issuances (mainly instruments linked to the mortgage market) could not be sold and continued to be retained in 2010. However, the volume and size of retained interests were further reduced as of 31 December 2010, compared with the prior year.
Our involvements in non-consolidated securitization vehicles and CDO disclosed in this section are typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The “Non-consolidated securitization vehicles and collateralized debt obligations – non-agency transactions” table does not include these offsetting factors, and does not represent a measure of risk.
Our involvement in vehicles whose residential and commercial mortgage securities are backed by an agency of the US government – for example the Government National Mortgage Association, the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation – is not included in the above-mentioned table, due to the comprehensive involvement of the US government in these organizations and their significantly lower risk profile.
The numbers in the table are different from the numbers disclosed on securitizations in the “Basel II Pillar 3” section of this report, predominantly due to different scopes (for example Pillar 3 disclosures are on banking book positions only, and the consolidation status is different for several vehicles), and to some extent, due to a different measurement basis.

Consolidation of securitization vehicles and collateralized debt obligations

We continually evaluate whether triggering events require reconsideration of the consolidation conclusions made at the inception of our involvement with securitization vehicles and CDO.
As of 31 December 2010 there were no holdings which required reconsideration of the consolidation assessment.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for further information on consolidation of securitization vehicles and CDO

Risks resulting from non-consolidated securitization vehicles and collateralized debt obligations

The “Risk management and control” section of this report provides detailed disclosure of our risk concentrations, as well as risks associated with our involvement in consolidated and non-consolidated mortgage securitization vehicles and CDO.

Support to non-consolidated investment funds

In the ordinary course of business, we issue investment certificates to third parties that are linked to the performance of non-consolidated investment funds. Such investment funds are originated either by us or by third parties. For hedging purposes, we generally invest in the funds to which our obligations from the certifi-
cates are linked. Risks resulting from these contracts are considered minimal, as the full performance of the funds is passed on to third parties.
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
As a result of the recovery in financial markets, direct acquisitions of fund units were immaterial in 2010. Purchases of assets from the funds that we manage and guarantees granted to third parties in the context of such non-consolidated funds were also immaterial. Collateralized financing provided to such funds was CHF 0.8 billion as of 31 December 2010. Losses incurred on fund units accounted as financial investments available-for-sale amounted to CHF 73 million in 2010.
In addition, in the ordinary course of business, our wealth and asset management businesses provide short-term funding facilities to investment funds that we manage. This bridges time lags in fund unit redemptions and subscriptions. These bridge financings did not incur in 2010 and are not expected to incur material losses in the future.
It is possible that we may decide in future to provide financial support to one or more of our investment funds. Such a decision would be taken on a case-by-case basis and would be based on legal or regulatory requirements or extraordinary circumstances prevailing at the time. The risks incurred by providing such support will depend on the type of support and the riskiness of the assets held by the fund(s) in question. If we were to provide extensive financial support to some of our investment funds, losses incurred as a result of such support could become material.

Guarantees and similar obligations

In the normal course of business we issue: various forms of guarantees; commitments to extend credit; standby and other letters of credit to support our clients; commitments to enter into forward starting transactions; note issuance facilities; and revolving underwriting facilities. With the exception of related premiums, generally these guarantees and similar obligations are kept as off-balance sheet items unless a provision to cover probable losses is required.
On 31 December 2010, the exposure to credit risk (gross values less sub-participations) for credit guarantees and similar instruments was CHF 15.4 billion compared with CHF 16.0 billion one year earlier. Fee income from issuing guarantees is not material to total revenues.

Strategy, performance and responsibility

Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that we will make payment in the event that clients fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of clients. The majority of these unutilized credit lines range in maturity from one month to five years. If customers fail to meet their obligations, our maximum amount at risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2010, we recognized net credit losses of CHF 43 million (CHF 4 million for the year ended 31 December 2009) related to obligations incurred for contingencies and commitments. Provisions recognized for guarantees, documentary credits and similar instruments were CHF 130 million as of 31 December 2010 and CHF 90 million as of 31 December 2009.
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

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 1 July 2010 to 30 June 2011, FINMA estimates our share in the deposit insurance system to be CHF 1.0 billion. The deposit insurance is a guarantee and exposes us to additional risk which is not reflected in the “Maximum exposure to credit risk” table in “Note 29c Measurement categories of financial assets and financial liabilities” in the “Financial information” section of this report. As of 31 December 2010, we consider the probability of a material loss from our obligation to be remote.

Private equity funding commitments, equity and debt
underwriting commitments

We enter into commitments to fund external private equity funds and investments, which typically expire within one to five years. The commitments generally require us to fund external

Financial liabilities not recognized on balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.10			31.12.09
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Guarantees

Credit guarantees and similar instruments	8,612	(401)	8,212	11,180	(222)	10,958

Performance guarantees and similar instruments	3,362	(506)	2,856	3,484	(582)	2,902

Documentary credits	4,561	(255)	4,306	2,406	(288)	2,117

Total guarantees	16,535	(1,162)	15,374	17,070	(1,092)	15,977

Commitments

Loan commitments	56,851	(1,475)	55,376	59,328	(1,793)	57,534

Underwriting commitments	404	(196)	208	2,251	(556)	1,695

Total Commitments	57,255	(1,671)	55,584	61,579	(2,349)	59,229

Forward starting transactions[1]

Reverse repurchase agreements	39,036			43,020

Securities borrowing agreements	454			904

Repurchase agreements	22,468			18,044

Securities lending agreements	783			47

1 From 2010 onwards, collateralized forward starting transactions (cash to be paid in the future by either UBS or the counterparty) are presented in this table; the comparative period has been adjusted accordingly.

Strategy, performance and responsibility
Financial performance

private equity funds and investments at market value at the time the commitments are drawn. The amount committed to fund these investments on 31 December 2010 and 31 December 2009 was CHF 0.1 billion and CHF 0.3 billion, respectively. Equity underwriting commitments in the Investment Bank on 31 December 2010 and 31 December 2009 amounted to CHF 0.2 billion and CHF 1.7 billion, respectively. Debt underwriting commitments entered into by Wealth Management Americas were not material.

Contractual obligations

The table below includes contractual obligations as of 31 December 2010.

All contracts included in this table, with the exception of purchase obligations (those where we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 25 Operating lease commitments” in the “Financial information” section of this report.
The following liabilities are recognized on the balance sheet and excluded from the table: provisions (as disclosed in “Note 21 Provisions and contingent liabilities” in the “Financial information” section of this report), current and deferred tax liabilities (refer to “Note 22 Income taxes” in the “Financial information” section of this report for more information), liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
Within purchase obligations, the obligation to employees under the mandatory notice period is excluded (this is the period in which we must pay to employees leaving the firm contractually-agreed salaries).

Contractual obligations
	Payment due by period
CHF million	< 1 year	1-3 years	3-5 years	> 5 years

Long-term debt obligations	36,742	47,582	32,387	58,279

Finance lease obligations	46	55

Operating lease obligations	862	1,387	1,018	1,818

Purchase obligations	438	376	191	36

Other liabilities	484	1

Total	38,572	49,401	33,596	60,133

Strategy, performance and responsibility

Cash flows

2010

As of 31 December 2010, the level of cash and cash equivalents declined to CHF 140.8 billion, down CHF 24.2 billion from CHF 165.0 billion at the end of 2009.

Operating activities

Operating activities generated a cash inflow of CHF 12.0 billion in 2010 compared with a cash inflow of CHF 54.5 billion in 2009. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 8.8 billion in 2010, a decrease of CHF 1.0 billion from 2009. Net profit improved CHF 10.0 billion compared with 2009.

Cash inflow of CHF 2.4 billion was generated by the net decrease in operating assets; a cash inflow of CHF 1.2 billion was reflected in the operating liabilities. Net payments to tax authorities related to income taxes were CHF 0.5 billion in 2010, almost unchanged from the previous year.

Investing activities

Net cash flow used in investing activities was CHF 25.7 billion compared with cash flow used in investing activities of CHF 20.6 billion in 2009.

The net cash outflow for the purchase and disposal of property and equipment was CHF 0.3 billion. The net investment in financial investments available-for-sale was CHF 25.6 billion. Disposals of subsidiaries and associates in 2010 generated a cash inflow of CHF 0.3 billion.
è	Refer to “Note 36 Business combinations” and “Note 38 Reorganizations and disposals” in the “Financial information” section of this report for more information about our investing activities

Financing activities

In 2010, financing activities generated net cash inflows of CHF 1.8 billion. This reflected the cash outflow for redemptions and dividends paid for preferred securities reflected in non-controlling interests of CHF 2.1 billion, the issuance of CHF 78.4 billion of long-term debt and the long-term debt repayments, which totaled CHF 77.5 billion. The money market papers issued generated a net cash inflow of CHF 4.5 billion. In 2009, UBS had a net cash outflow of CHF 54.2 billion from financing activities.

2009

As of 31 December 2009, the level of cash and cash equivalents declined to CHF 165.0 billion, down CHF 14.7 billion from CHF 179.7 billion at the end of 2008.

Operating activities

Operating activities generated a cash inflow of CHF 54.5 billion in 2009 compared with a cash inflow of CHF 77.0 billion in 2008. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 9.9 billion in 2009, an increase of CHF 81.5 billion from 2008. Net profit improved CHF 18.6 billion compared with 2008.

Cash inflow of CHF 127.7 billion was generated by the net decrease in operating assets, while a cash outflow of CHF 82.5 billion was reflected in the operating liabilities. Net payments to tax authorities related to income taxes were CHF 0.5 billion in 2009, down CHF 0.4 billion from the previous year.

Investing activities

Net cash flow used in investing activities was CHF 20.6 billion compared with cash flow used in investing activities of CHF 1.7 billion in 2008.

The net cash outflow for the purchase and disposal of property and equipment was CHF 0.7 billion. The net investment in financial investments available-for-sale was CHF 20.1 billion, an increase due to our strategic decision to rebalance our liquidity reserve which led to a shift from reverse repurchase agreements and trading portfolio. Disposals of subsidiaries and associates in 2009 generated a cash inflow of CHF 0.3 billion mainly related to the sale of UBS Pactual.

Financing activities

In 2009, financing activities generated net cash outflows of CHF 54.2 billion. This reflected the net repayment of money market paper of CHF 60.0 billion, the issuance of CHF 67.1 billion of long-term debt and the long-term debt repayments, which totaled CHF 65.0 billion. That outflow was partly offset by inflows attributable to capital issuances of CHF 3.7 billion. In 2008, UBS had a net cash outflow of CHF 5.6 billion from financing activities.

Strategy, performance and responsibility
Our employees

Our employees

The excellence, inspiration and commitment of our employees are critical to implementing our business strategy and to meeting the needs of our clients. Our commitment to our employees is reflected in the investment we make in managing talent, and in the development of our performance-oriented culture and our leadership.

Our workforce

In 2010, we focused on enhancing integration across the firm and investing in our workforce by making a number of improvements to the way we managed our employees. For example, we instituted measures to further develop our performance-oriented culture and revised our Code of Business Conduct and Ethics (the Code) to clearly set out the principles and practices we expect all our employees to follow. Additionally, we launched a corporate university to provide more training opportunities and promote continuous development.

During 2010, our employees were responsible for helping to rebuild our businesses and were fully engaged in regaining client trust. We judiciously invested in recruiting, managing, training and retaining talented employees who have the skills, experience and drive to meet our clients’ needs and grow our businesses.
Internal mobility encourages integration, collaboration and business innovation, and supports individual career development. We continue to support employee mobility across regions and business divisions. In 2010, 489 employees moved to roles in a different region, compared with 910 in 2009. During the course of the year, 1,290 employees transferred between business divisions, compared with 993 in 2009.
Employee turnover, or terminations as a percentage of average overall headcount, was 14.6% in 2010. Employee-initiated turnover was 8.9%, down 0.8% from 2009. In general, employee levels stabilized over the course of the year, with the number of people employed on 31 December 2010 at 64,617, down 616 or 1% from year-end 2009. In 2010, our employees worked in 57 countries, with approximately 36% of our staff employed in the Americas, 36% in Switzerland, 17% in Europe, the Middle East and Africa and 11% in Asia Pacific.

Personnel by region
	As of			% change from
Full-time equivalents	31.12.10	31.12.09	31.12.08	31.12.09

Switzerland	23,284	24,050	26,406	(3)

UK	6,634	6,204	7,071	7

Rest of Europe	4,122	4,145	4,817	(1)

Middle East /Africa	137	134	145	2

USA	22,031	22,702	27,362	(3)

Rest of Americas	1,147	1,132	1,984	1

Asia Pacific	7,263	6,865	9,998	6

Total	64,617	65,233	77,783	(1)

Personnel by business division
	As of			% change from
Full-time equivalents	31.12.10	31.12.09	31.12.08	31.12.09

Wealth Management	15,663	15,408	17,910	2

Retail & Corporate	12,089	12,140	13,105	0

Wealth Management & Swiss Bank	27,752	27,548	31,016	1

Wealth Management Americas	16,330	16,925	20,623	(4)

Global Asset Management	3,481	3,471	3,914	0

Investment Bank	16,860	15,666	19,132	8

Treasury activities and other corporate items	194	1,624	3,098	(88)

Total	64,617	65,233	77,783	(1)

of which: personnel managed centrally	19,406	19,993	23,997	(3)

Strategy, performance and responsibility

Recruiting new employees

We are committed to retaining and developing highly qualified employees and to actively recruiting new talent to build our businesses. In 2010, our recruiting efforts focused on meeting the growing demand for staff while continuing to reduce the cost of hiring through increased emphasis on internal hiring, greater efficiency in recruiting operations and reductions in external recruiting costs. Positions we desire to fill increased 145% from 2009, with 136% growth in the number of positions that were actually filled in 2010.
We strive to create a timely, professional and positive experience for candidates. In 2010, we filled 9,101 positions across the firm. Hiring was most visible in the Investment Bank, with 2,360 positions filled in 2010. A top priority for 2010 was to hire experienced client and financial advisors across our strategic growth areas. In 2010, Wealth Management & Swiss Bank hired around 300 client advisors globally, while 278 experienced financial advisors were hired in Wealth Management Americas.
In 2010, 773 university graduates joined UBS as part of our undergraduate and MBA graduate training programs. An additional 988 interns were hired globally over the course of the year, while our apprenticeship program in Switzerland hired 287 apprentices.
Several new recruiting initiatives were launched in 2010 to ensure there is a continuous and visible presence on our target campuses, consistent with our commitment to graduate hiring. We continue to provide unique educational opportunities for graduates that include business-specific activities.

Strengthening and sustaining our diverse workforce

A workforce of individuals from widely different backgrounds, cultures and life experiences is essential in today’s global business environment. This is in part because having a diverse employee base and inclusive work environment increases the performance and engagement of our employees. In 2010, our workforce was comprised of citizens from 147 countries; the average age of our employees was 38 years; and the average length of employment with the firm was 8.6 years. Diversity in gender, ethnicity, age and other factors supports first-hand understanding of regional markets, sensitivity to local customs and awareness of other personal preferences. We believe that we also gain a competitive advantage from more subtle differences in background, experience and thought. These elements provide the perspective from which our employees can anticipate needs and generate solutions for our increasingly diverse client base worldwide. In the end, our long-term success depends on equal employment opportunity and having the best people in the right roles.
Building and maintaining a workforce of highly talented individuals demands an open-minded, inclusive and respectful work-

ing culture, merit-based career advancement and a sense of individual contribution. In recent years, we have promoted diversity in three stages: (i) raising basic awareness; (ii) integrating diversity into the employee experience through recruiting, performance management and retention; and (iii) working to ensure that diversity ultimately becomes a self-sustaining part of our culture.

The scope of our diversity strategy and initiatives is both global and regional. As part of our global top-down accountability strategy in 2010, senior management and Human Resources (HR) jointly developed divisional diversity goals relating to representation, retention and work environment/culture. While it is premature to quantify accomplishments, particularly in the first year after the firm’s restructuring, quantitative and qualitative methods will be used to monitor progress in 2011.
Regional diversity teams translate our global commitment into action by working with local business and HR leaders on business-aligned plans linked to regional talent strategies. In 2010, initiatives that were previously launched in Europe, the US and several other regions made progress in creating a culture in which men and women thrive equally in their careers, where gender differences are an asset, and where different working styles and practices enable us to improve our service to clients. In one initiative piloted in the UK, France and Germany, we focused on hiring and developing talented professional women, working with them to create individual development plans, assigning sponsors and providing educational opportunities. Other regional diversity initiatives included a US Women’s Leadership Conference, where approximately 300 women employees participated in an all-day workshop focusing primarily on individual career development.

Gender distribution by geographical region1

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this graph only. This accounts for the total UBS end-2010 employee number of 66,782 in this graph, which excludes staff from UBS card center, Hotel Seepark Thun, Wolfsberg and Widder Hotel.

Strategy, performance and responsibility
Our employees

Gender distribution by employee category[1]
	Officers		Non-officers		Total
As of 31.12.10	Number	%	Number	%	Number	%

Male	32,068	72.0	9,680	43.5	41,748	62.5

Female	12,474	28.0	12,560	56.5	25,034	37.5

Total	44,542	100.0	22,240	100.0	66,782	100.0

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount (in this table only). This accounts for the total UBS end-2010 employee number of 66,782 in this table, which excludes staff from UBS card center, Hotel Seepark Thun, Wolfsberg and Hotel Widder.

Global network guidelines enable employees to set up or join employee networks / affinity groups in any of our operating regions. We have more than 20 employee networks to help build cross-business relationships and strengthen our inclusive culture.

Regarding the role of equal employment opportunity, our HR policies and processes have global coverage and outline our commitment to non-discrimination and equal opportunity for all employees.
In 2010, we received a 100% rating in the Human Rights Campaign Foundation’s 2010 Corporate Equality Index (US), Top 25 Most LGBT Friendly Corporations in the World in the International Gay & Lesbian Chamber of Commerce (IGLCC) Index 2010, the National Black MBA-WGC “Corporate Sponsor” award (US), the Equal Opportunity for Women in the Workplace Agency (EOWA) Employer of Choice For Women citation (Australia), and UBS Japan was awarded “Qualified Employer who Supports the Growth of the Future Generations” (through 2012).

Managing performance

Helping employees perform at their highest level is a year-round process that plays a key role in strengthening our performance-oriented culture. We believe employees are better motivated, more committed and more productive if they participate in effective performance management processes. Since 1996, we have employed a process that assesses demonstrated results and behaviors and is supported by ongoing employee-manager dialogue.

Our approach to people management

In 2010, we made a number of critical changes to our performance management process. There are two fundamentally new elements: an evaluation process that clearly differentiates an employee’s performance relative to peers and allocates compensation accordingly, and significantly more transparent communication to employees about all of our performance management processes. Notably, an employee’s overall compensation will now be more transparently linked with the value of their individual contributions. These changes are expected to drive even stronger performance at all levels, enable better delivery of our strategy and ultimately contribute to our long-term sustainable profitability. In 2010, 97% of eligible employees participated in this process.
Performance management for our most senior executives is even more rigorous than for other employees. Input from peers is required, and a more comprehensive evaluation is completed based on key achievements, business performance, risk management, leadership skill and specific financial targets. In 2010, we enhanced our performance management procedures for key risk takers/controllers. By the nature of their role, these individuals have been determined to be able to materially commit, deliver or control the firm’s resources and/or exert significant influence over UBS’s risk profile. We now ensure that a holistic evaluation is conducted by relevant control functions on an annual basis. A sample of senior management and key risk-taker performance objectives are also reviewed annually.
We have Group-wide ranks (Non-Officer, Authorized Officer, Associate Director, Director, Executive Director and Managing Director) and salary ranges that are applicable to all employees. In 2010, we standardized our rank and role classification model, with all business divisions and the Corporate Center following the same model. Global role profiles now form the basis for all of our HR processes and enable us to create and implement more clearly defined career paths for all employees.

Compensation

We strive to provide our employees with market-competitive pay and incentives. Our approach recognizes the need to compensate individuals for their business performance within the context of increasingly competitive market conditions, a fast-changing commercial environment and evolving regulatory oversight. At the same time, ensuring the long-term success of the firm is our foremost priority.
Our compensation structure is designed to be appropriately balanced between fixed and variable elements. Emphasis is

Strategy, performance and responsibility

placed on the variable component as an incentive to excel and to foster a performance-driven culture, while supporting appropriate and controlled risk taking. Our Total Reward Principles are the foundation of our compensation programs. We always take a holistic view of employee compensation within a total reward framework that takes into account base salary, discretionary incentives and benefits.

è	Refer to the “Compensation” section for more information

Employee share ownership

We support employee share ownership in principle because we believe that personal accountability for business actions and decisions can be encouraged through equity-based awards that vest and/or become unrestricted over time. In 2010, we changed some terms of Equity Plus, our voluntary equity-based program. Under the new program terms, employees are able to purchase shares at market price and receive one free share for every three shares purchased. These free shares vest within three years, subject to continued employment at UBS.
On 31 December 2010, current employees held an estimated 6% of UBS shares outstanding (including approximately 4% in unvested/blocked shares), based on all known share holdings from employee participation plans, personal holdings and individual retirement plans. At the end of 2010, an estimated 55% of all employees held UBS shares, while an estimated 50% held UBS stock options.

Education and talent development

We take a structured approach to both leadership development and business education to ensure our employees have the knowledge and skills required to meet our business needs and support our strategic goals. In January 2010, we launched the UBS Business University, a global and largely virtual corporate university that integrates our learning activities under one umbrella. The Business University effectively aligns all training and education elements across the firm and promotes a culture of continuous development. Having one Group-wide learning organization also leverages the expertise within our various former learning organizations, increases efficiency, eliminates duplication and significantly reduces training costs, while focusing on positively impacting business results.

One of the Business University’s primary goals is to enhance the ability of our senior leaders and key talent to build a unique and effective leadership culture and put our strategy into practice. A series of leadership development offerings, executive coaching and new hire programs equip our current and future leaders to deliver results to clients and colleagues.
A comprehensive business education offering is provided through more than 70 role-specific learning pathways. These learning pathways consist of a structured sequence of activities that help ensure consistent training across similar job roles worldwide. Client-facing staff participate in specialized advisory and sales training that enables them to more effectively meet clients’ needs. They also engage in training that fosters cross-divisional collaboration so that clients can benefit from solutions reflecting all our business divisions. Programs like these help drive our one-firm approach and leverage our unique product offerings.
All of our employees can access a broad range of professional development training, including learning modules on understanding, managing and controlling risk, general finance and mandatory legal and compliance topics.
In 2010, our employees participated in a total of 453,000 training experiences across all of the Business University’s offerings, averaging almost seven training experiences per employee.
We also invest in talent development and succession planning for the most critical roles across the firm. An annual firm-wide talent review helps to identify and build the skills and competencies of employees who are recognized to have leadership potential. In addition, potential successors for senior leadership roles are identified and tracked on a firm-wide basis.

Building a leadership culture

In 2010, the UBS Business University worked closely with the Group Executive Board (GEB) and the business divisions to put our new strategy into practice, and to further develop our leadership culture. The Business University also supported the design, development and roll out of our GEB-sponsored “Leading UBS forward” employee training program (which will continue into 2011). The program raises awareness and understanding of our strategy and identity, our values and our strategic principles. Face-to-face workshops open to all employees are led by “ambassadors” who are nominated senior employees from across the firm.

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

Performance

Achievement | Execution | Attainment
We will always give our best | We will perform to the highest professional standards | We will lead the market through superior service and execution

Strategy, performance and responsibility
Our employees

These sessions provide an opportunity for everyone to better understand key components of our strategy, commit to changing our culture, and embed our values in their daily work.

Commitment

Meeting the needs of clients is a core objective for UBS, and relationships based on respect, trust and mutual understanding are the foundation for our success. The Code sets out the principles and practices that all employees are expected to follow. It also underscores the critical importance of responsible corporate behavior. In 2010, we put in place a process to affirm the Code and provided training to all employees. We are committed to upholding our corporate values of truth, clarity and performance. They are integrated into our corporate decision making and people management processes, and are aimed at shaping the daily actions of our employees.

Employee assistance

We are dedicated to being an attractive and supportive employer. Employee benefits such as insurance, pension, retirement and time off are competitive in our local markets. We also offer additional, innovative benefits to employees where practical. One example is that we encourage and support our employees’ efforts to volunteer in the many communities in which we operate.
To help employees better manage life and work issues, we offer employee assistance programs (EAP) in a number of locations. In the UK, the EAP provides access to specialist support on topics such as finances, family, bereavement and legal / consumer rights. A health and well-being program provides an on-site general practitioner, physiotherapist and dentist as well as occupational health services and an emergency back-up childcare and eldercare facility.
In the US, the EAP, known as the Work / Life Assistance Program, provides around-the-clock counseling and referral services to employees and their families to assist them in resolving issues that may affect their health, personal life, or job performance. The program also provides information about work-life effectiveness and offers referral services for child care, prenatal care, summer care, adoption, academic services and adult care. We also provide on-site childcare at our Stamford, Connecticut site and emergency / back-up child care in most other US locations.
Employee assistance initiatives in Asia Pacific are generally conducted on a country-by-country basis. In Hong Kong, for example, consultants from an external EAP provider work with employees and their immediate family members on issues of work and life stress, family, mental health, personal development or other personal or work-related challenges.
In Switzerland, assistance for current and retired employees, as well as family members, is provided through our HR Social Counseling and HR Retiree Services functions. Services include counseling for personal issues, difficulties in the workplace, sickness, financial difficulties and retirement. As an additional, complementary service for employees, an internal Ombudsman’s Office was opened in July 2010. HR Health Care considers local health and safety matters and coordinates the UBS Care Team. Work days lost to accident or illness are tracked, with 18,915 and 103,635 days respectively accounted for in 2010.

In Switzerland, we have a long-standing initiative called COACH to help redeploy employees within UBS, or help them find jobs outside the firm in the event of a restructuring. Advisors in the COACH transfer and severance process provide support and assistance in finding a new job by working closely with our internal recruitment center and outside employment services. During the COACH process, employees retain full salary and benefits, and financial assistance is available for job-related training, if needed.
Staff below the Director level are eligible for the Social Partnership Agreement for employees in Switzerland (SOVIA CH). SOVIA CH lays out the terms and conditions for implementing redundancies among employees whose jobs are subject to the Agreement on Conditions of Employment for Bank Staff. SOVIA CH governs the requirements and procedures for internal hiring, job transfers, and, when needed, severance. The aim is to implement necessary job cuts and operational changes in a responsible manner, making full use of our internal labor market, and to offer targeted, relevant support and career advice to these employees.

Employee representation

As part of our commitment to being a responsible employer, we partner with all of our employee representation bodies to create an active dialogue between employees and management. In 2010, we worked with the European works councils to implement changes in our performance management processes, entering into local consultations where appropriate.
The UBS Employee Forum (UBSEF) was established in 2002, and has representation from 18 countries across Europe, notably Austria, France, Germany, Luxembourg, Switzerland and the UK. The UBSEF facilitates the open exchange of views and information on pan-European issues that have the potential to impact our regional performance, prospects and operations, and fulfills EU Directive 94/45 on the establishment of a European Works Council. Local forums exist across Europe to address issues such as health and safety, changes to workplace conditions, pension arrangements and consultation on collective redundancies and business transfers.
In Switzerland, for example, the Employee Representation Committee (ERC) partners with UBS management in annual salary negotiations, and represents employee interests on specific topics outlined in the collaboration and co-determination clauses of personnel regulations. It also fosters an open dialogue between employees and management through a variety of channels and activities. ERC representatives are elected to represent employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The UK Employee Forum (UKEF), which is formed from elected representatives from all of our UK businesses and appointed management representatives, focuses on local economic, financial and social activities of concern to UK employees. It may also be used for defining workforce agreements affecting UK employees.
Collectively, the UBSEF, including the ERC and UKEF, represents over 40% of our global workforce.

Strategy, performance and responsibility

Corporate responsibility

In 2010, we took strides to enhance our performance in all areas of corporate responsibility. An important foundation for this progress was the revision of our Code of Business Conduct and Ethics. It underscores the critical importance of responsible corporate behavior, and defines how we are to behave when dealing with our stakeholders.

In 2010, we made major steps in delivering on our commitment to our key principles, including our values of truth, clarity, and performance; our strategic principles of reputation, integration, and performance; and our financial objectives. We continued to address our societal commitments and responsibilities by contributing to the fight against money laundering, corruption and terrorist financing (AML), executing our environmental management program, implementing our human rights statement and by undertaking community investment activities. Under the guidance of the UBS Corporate Responsibility Committee (CRC), a Board of Directors (BoD) committee, various initiatives were initiated pertaining to the implementation of our Code of Business Conduct and Ethics (the Code). The CRC, which directed revisions to the Code in 2009, monitored its subsequent introduction and implementation across the firm, including mandatory employee certification and web-based training processes.

è	Refer to www.ubs.com/responsibility for more information on the contents of this section

Governance, strategy, and commitments

Corporate responsibility governance

The CRC continually reviews stakeholders’ expectations of our firm with regard to corporate responsibility. Having assessed the potential consequences for the Group, the Committee recommends the appropriate actions to take in order to meet those ex-

pectations. The CRC thus supports the BoD’s efforts to ensure and advance our reputation for responsible corporate conduct. Headed by the Chairman of the BoD, the committee included three other BoD members. It is advised by a panel consisting of members of the Group Executive Board (GEB) and other senior managers. The members of the advisory panel participate in committee meetings and implement its recommendations.

As a key element of its mandate, the CRC reviews and oversees our corporate responsibility policies and guidelines, as well as the implementation of our corporate responsibility activities and commitments. The GEB is responsible for the development of our Group and business division strategies, as well as implementing approved new strategies. These include strategies pertaining to corporate responsibility, while various committees or boards are concerned with tasks and activities pertaining to particular aspects of corporate responsibility.
One example is the Environmental & Human Rights Committee, which is made up of, among others, both Group and divisional environmental representatives. They oversee the adoption of our environmental policy and provide guidance to our business divisions in supporting the “UBS Statement on Human Rights”. In 2010, this committee reviewed a number of significant environmental and social issues, and oversaw the development of our position on certain controversial activities (see below).
è	Refer to www.ubs.com/environment for more information on our environmental and human rights governance

Corporate Responsibility at UBS

Strategy, performance and responsibility
Corporate responsibility

Led by the Head of Global AML Compliance, our efforts to fight money laundering, corruption and terrorist financing are supported by a network of expert global business teams. We are streamlining our policies and processes to enhance consistency between business divisions, as well as to assess threats and risks within the business. We have developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

è	Refer to the discussion on combating financial crime below for more information on our AML activities

The global diversity team supports senior management and HR business partners in developing diversity-related strategies and goals for each business division. The implementation of these strategies and goals is monitored by the GEB. The global diversity team also coordinates regional efforts and integration into the HR process. Regional diversity heads, along with senior business managers, consider and design diversity and business-aligned plans that are linked to regional and divisional business and talent strategies. They also provide regional support for divisional management in assessing the progress made on relevant diversity objectives. Additionally, regional diversity heads support our numerous employee networks, including the development and coordination of diversity-related events which support regional diversity initiatives.

è	Refer to the “Our employees” section of this report for more information on labor standards and diversity programs

Community affairs at UBS are founded on a global strategy defined by the GEB, and are based on a global community affairs guideline. Activities are governed by a central framework and regional guidelines and embedded in UBS’s regional structures. Every region has a dedicated community affairs team which coordinates charitable commitments by our firm and our employees. The Corporate Center ensures global coordination of these activities and also provides a central reporting structure to collate community investment data from across UBS as a whole.

è	Refer to the discussion on community investment below for more information on our charitable and related activities

External commitments and initiatives

In implementing environmental and social standards and conventions into our business practices, we benefit from participating in various external initiatives, including the UN Global Compact and its local network in Switzerland; the Wolfsberg Group; the UNEP Finance Initiative (UNEP FI); the UN Principles for Responsible Investment (UNPRI); and the VfU (Association for Environmental Management and Sustainability in Financial Institutes). In November 2010, we hosted the annual UNEP FI / VfU Roundtable, which took place in Switzerland for the first time. At the event, key sustainability topics such as climate change and human rights as well as related topics, ranging from environmental, social and governance (ESG) ratings to sustainability education at universities, were considered and discussed among representatives from financial institutions and various stakeholders.
In June 2010, UBS participated in the triennial UN Global Compact Leaders Summit which, chaired by the UN Secretary-General, brought together 1,200 representatives from companies and civil society, government and the United Nations to explore the role of responsible business in achieving more sustainable and inclusive markets.
As part of expanding our external commitments, we concluded a three-year partnership with the Smith School of Enterprise and the Environment at Oxford University. The partnership supports our work towards achieving our own environmental commitments, as well as enhances our focus on the client-related aspects of climate change and other global environmental challenges we face. In particular, we will continue to fund and participate in the Smith School’s multi-year research project on low-carbon mobility.

External ratings, assurance and awards

Our performance and efforts were reflected in key external ratings and rankings, which take into account sustainability issues. We were named an index component for the Dow Jones Sustainability Index (DJSI) World, and are a member of the FTSE4Good index series. We have been a continuous member of both indices

Our corporate responsibility governance process

Strategy, performance and responsibility

since their inception. In 2010, we increased our total score for the DJSI World, mainly due to substantially improved performance in the economic dimension and an increased performance in the environmental dimension.

We also featured in the Carbon Disclosure Project’s Carbon Performance Leadership Index (CPLI) for 2010. The CPLI comprises 48 companies within the FTSE Global Equity Index Series (Global 500) that have demonstrated commitment to strategy, governance, stakeholder communications, and, above all, emissions reduction in their disclosures to the Carbon Disclosure Project. The companies featured in the CPLI have the distinction of having the leading carbon performance scores among all Global 500 companies, indicating both high degrees of maturity in their climate change initiatives and achievement of their objectives. Our inclusion in the CPLI reflects the success of our climate change strategy, which was launched in 2006.
In 1999, we were the first bank to obtain ISO 14001 certification for our worldwide environmental management system. The management system covers the entire scope of our products, services and in-house operations, which may give rise to an environmental impact. It is audited annually and re-certified every three years by SGS, a leading inspection, verification, testing and certification company. These comprehensive audits verify that appropriate policies and processes are in place to manage environmental issues, and that they are executed in day-to-day practice. In 2010, SGS confirmed that a well-performing environmental management system, integrated in the organization and suitable for managing environmental risks and improving environmental performance on a continual basis, is in place.
We earned top-three places in each of the key rankings for brokerage firms in the 2010 Thomson Reuters Extel and UKSIF Socially Responsible Investing & Sustainability Survey: “Socially Responsible Investment (SRI) Research”, “Long-Term Thematic Research”, “Corporate Governance Research”, “Renewable Energy Research”, and “Integrated Research on Climate Change”.
In January 2010, our UK operations were awarded the Carbon Trust Standard for “reducing CO2 emissions year-on-year”. In the US, our building at 1285 Avenue of the Americas in New York City was awarded Leadership in Energy and Environmental Design for Existing Buildings CI Gold certification for their fit-out of the 12th floor. In Chicago, we improved our standard at 1 North Wacker to Silver certification.
Finally, in late 2010, we ranked fourth globally and second in Switzerland in the annual CSR Online Awards. The global survey examines the websites of 91 DJSI member companies, to see how they are used as platforms for communicating corporate social responsibility. According to the survey results, our adoption of web-based reporting, where our corporate responsibility website serves as our sustainability report, allows us to present vast and detailed corporate social responsibility information to stakeholders who wish to gain a comprehensive understanding of our corporate responsibility efforts.
è	Refer to the “Our employees” section of this report for information on diversity awards

Stakeholder dialogue and capacity building

Dialogue with external parties is an important contributor in our understanding and approach to corporate responsibility. In 2010, communications with experts and stakeholders covered a series of topics ranging from broad (e.g. implementation of the Code) to more specific issues, including, for instance, discussions with non-governmental organizations on the topic of human rights.
Input on the corporate responsibility strategy and activities we pursue is also regularly sought from employees. An internal, cross-divisional network of experts plays a particularly important role, with its members providing critical input on stakeholder expectations and concerns. These contributions are provided to the CRC and add valuable features to the information gathered through other established monitoring channels.

Training and awareness-raising

Through education offerings and broader awareness-raising activities we ensure that our employees are aware of the importance of UBS’s social commitments. General information is published on our intranet and on the corporate responsibility website. In 2010, training and awareness-raising activities focused on the Code (notably a mandatory web-based training), and ensured that all employees were made aware of the firm’s corporate responsibility strategy and activities. Furthermore, some 10,000 employees participated in training on environmental issues, with over 8,600 receiving general education on our environmental policy and programs, and nearly 1,400 employees receiving specialist training targeted within their area of expertise and impact. Employee speaker sessions, exhibitions and lunchtime training sessions have been delivered in all regions alongside specific technical training for the environmental team. Employees are also required to undergo regular training in AML-related issues, which includes online training, awareness campaigns and seminars.

Responsible banking

We are focused on earning the trust of our stakeholders, aiming for sustainable earnings and creating long-term shareholder value. In ensuring that banking activities are undertaken in a responsible manner, and that products and services are suited to the needs and requirements of our clients, we aim to fulfill the heightened expectations of clients and stakeholders.

Combating financial crime

We believe it is of utmost importance to actively prevent potentially irresponsible or harmful actions. First and foremost, this means that our employees must uphold the law, adhere to relevant regulations, and behave in a responsible and principled manner.
In 2010, we continued to strengthen our efforts to both prevent and combat financial crime. By taking responsibility to preserve the integrity of the financial system, and our own operations, we are committed to assisting in the fight against money laundering, corruption and terrorist financing. We employ a rigorous risk-based approach to ensure our policies and procedures

Strategy, performance and responsibility
Corporate responsibility

correspond with those risks, and that relationships which are classified as higher risk are dealt with appropriately. We adhere to strict know-your-clients regulations, which do not, however, seek to undermine clients’ legitimate right to privacy. Ongoing due diligence and monitoring is undertaken to assist in the identification of suspicious activities, including using advanced technology to assist in the identification of transaction patterns or unusual dealings which, if discovered, are promptly escalated to management or control functions. As part of our extensive and ongoing efforts to prevent money laundering, corruption and terrorist financing, enhancements to address more specific risks in relation to corruption and terrorist financing were implemented globally in 2010.

We are a founding member of the Wolfsberg Group, an association of 11 global banks established in 2000, which aims to develop financial services industry standards and related products for Know-Your-Customer, Anti-Money Laundering and Counter Terrorist Financing policies. The Group continues to update existing publications it has produced over the last nine years, and a revised version of the Trade Finance Principles will be published in 2011. Together with the other members of the Group, we continue to engage actively with the Financial Action Task Force (FATF), an inter-governmental body that develops and promotes national and international policies to combat money laundering and terrorist financing in the context of its consultation processes with the private sector. At the end of 2010, the FATF announced that it is reviewing the 40+9 FATF Recommendations, and the Wolfsberg Group will provide comments and feedback within the consultation process, which will extend into early 2011.

Managing environmental and social risks

Environmental and social risk is broadly defined as the potential reputational or financial damage resulting from transactions, products, services or investments that involve a party associated with environmentally or socially sensitive activities, or potential exposure to risks relating to environmental liabilities, human rights infringements, or changes in regulations.

Our environmental policy

We identify, manage and control these environmental and social risks in our business transactions. However, not all products and services we provide have the same risk potential. Therefore, we take a risk-based approach to environmental and social risk management, and regularly analyze our portfolio of products and services to assess their respective environmental and social risk potential. With our current business profile and operating environment, our potential for material risk is greater within the context of our lending, capital markets and mergers businesses, as well as our direct real estate and infrastructure investments. For these products and services, we have designed procedures and tools for the identification, assessment and management of environmental and social risks. These procedures and tools are integrated in the business divisions’ standard risk management processes, such as due diligence on transactions or investments, and ensuring that material environmental and social risks are identified, assessed and escalated in a timely fashion.
In terms of approval processes, the business divisions are responsible for the identification and assessment of risk, and for determining whether the identified risks are acceptable (in 2010, the business divisions referred 194 transactions to their environmental risk functions for a detailed environmental assessment). In the event that any such identified risks are also determined to create potential firm-wide reputational risk, they are escalated to the Group environmental representative for approval. We believe that our commitment to our clients and to society requires us to search for solutions whenever possible. We seek to help clients to move towards more environmentally and socially responsible practices by engaging with them. This can benefit their business and decrease financial and reputational risk. However, where engagement is not possible or successful, we may decline the transaction altogether.
Some of our clients operate in sectors characterized by ongoing environmental and social challenges. To support the consistent identification and assessment of such risks, we developed internal industry sector guidelines in 2009. The guidelines currently cover six sectors: chemicals, forestry products and biofuels, infrastructure, metals and mining, oil and gas, and utilities. These guidelines have been adopted by each of our business divisions in transactional and client due diligence processes.
In 2010, we decided to further strengthen our environmental and social risk management (including human rights) by identifying controversial activities where we will not do business, or only do business under stringent pre-established guidelines. Therefore we will not knowingly provide financial services to corporate clients, nor will we purchase goods or services from suppliers, where the use of proceeds, primary business activity, or acquisition target involves the following environmental and social risks:
Extractive industries, heavy infrastructure, forestry and plantations operations that risk severe environmental damage to or through:
–	Endangered species of wild flora and fauna listed in Appendix 1 of the Convention on International Trade in Endangered Species;

Strategy, performance and responsibility

–	High conservation value forests as defined by the six categories of the Forestry Stewardship Council (FSC);
–	Illegal use of fire: uncontrolled and/or illegal use of fire for land clearance;
–	Illegal logging including purchase of illegal harvested timber (logs or roundwood);
–	Palm oil production unless a member in good standing of the Roundtable on Sustainable Palm Oil and actively seeking to enhance certification of its production;
–	Wetlands: on the RAMSAR list; and
–	World heritage sites as classified by UNESCO.

All commercial activities that engage in, or threaten:
–	Child labor: according to ILO-conventions 138 (minimum age) and 182 (worst forms);
–	Forced labor: according to ILO-convention 29;
–	Indigenous peoples’ rights in accordance with IFC Performance Standard 7; and
–	Diamond mining and trading of rough diamonds unless Kimberly Process certified.

We also require enhanced due diligence and approval processes in certain other areas, such as coal mining practices that use mountain top removal (MTR) in the US Appalachian Mountains as an extraction method. As part of this review, we assess to what extent companies rely on MTR mining for their revenue generation, and we need to be satisfied that the client is committed to reducing its exposure to this form of mining over time.

Finally, Global Asset Management decided not to invest in companies involved in the production of weapons banned under the 2010 Convention on Cluster Munitions and the 2008 Convention on Anti-Personnel Mines. The policy applies and has been implemented for its actively managed Switzerland and Luxemburg domiciled retail and institutional funds.

Products and services

Equally important to managing environmental and social issues is providing financial products and services, which help clients manage their environmentally and socially-related business opportunities and risks. We seek to help investors benefit from related market opportunities, and by integrating environmental and social considerations, where relevant, in research and investment analysis. This offering currently stretches across our businesses in wealth management, investment banking, asset management, retail, and commercial banking. It includes SRI funds, research and advisory services provided to private and institutional clients, access to the world’s capital markets for renewable energy firms and, in Switzerland, “eco” mortgages.
Taking ESG issues into account in investment processes is of increasing interest to clients and consultants across all of our investment areas. Since 2009, Global Asset Management has demonstrated commitment to ESG as a signatory to the UN Principles for Responsible Investment (UNPRI). The Principles provide a voluntary framework by which all investors can incorporate ESG is-
sues into their decision-making and ownership practices to better align their objectives with those of society at large.
As part of a holistic service offering, our Wealth Management & Swiss Bank and Wealth Management Americas business divisions have established combined teams for philanthropy and values-based investing/SRI. The teams provide thought leadership, advice, products and solutions to assist our clients and prospects in delivering positive change through their philanthropy and investments.
Building on our existing SRI practice, we experienced increased client demand and have expanded our SRI offering by providing investment management and screening services. These services include sustainability-focused alternatives to conventional products, mission-related investing for donor-advised funds and private foundations, values-based portfolio management, such as mandate solutions for private clients with a strong focus on sustainability across all asset classes, portfolio review and proposals for the integration of sustainability into stock or bond selection.
Finally, our senior scientific advisor, Sir David King, continued to advise on all scientific matters with particular emphasis on global climate change and the challenges it poses to sustainable economic growth. Our clients benefit from Sir David’s expertise, and can get further insight into a variety of timely scientific topics through a quarterly series of science-focused bulletins. In 2010, these bulletins included briefs on climate change and air travel.

Investment products and advisory

In 2010, we continued to offer SRI funds and segregated mandates in response to sustained demand from a number of markets globally. The offering is diverse and includes products managed according to ESG criteria and theme-based approaches, which are focused on innovative companies providing solutions to the challenges of climate change, water scarcity and demographic change. We offer a range of products focusing on each individual theme and the flagship UBS (Lux) Equity Fund Global Innovators, which spans all three themes.
Additionally, we offer customized client portfolios in the form of segregated mandates/institutional accounts based on “negative” screening, which exclude certain controversial stocks or sectors based on their negative social or environmental impact, as perceived by the client. Our global platform and investment research capabilities enable us to offer such tailor-made solutions. In addition to fund management services, we provide stock-broking and account management services to alternative energy and SRI fund managers.
Finally, this offering includes SRI-managed accounts in the US, where ESG criteria are embedded into the fundamental investment process, or where clients have the ability to identify and exclude securities from ownership based on issue-oriented screens. This allows private clients to customize mandates to their particular social policy criteria. In addition, our open architecture approach also allows clients to invest in SRI bond, equity and microfinance products from leading third-party providers.

Strategy, performance and responsibility
Corporate responsibility

In past years, we experienced increasing client demand for SRI and expanded our SRI product offering. As per 31 December 2010, SRI invested assets were CHF 25.7 billion, representing 1.2% of our total invested assets.

Engagement and voting rights

The Global Asset Management SRI team in Switzerland engages in dialogue with companies represented in the SRI funds they manage. The analysts and portfolio managers provide positive and negative feedback on relevant ESG issues that may impact investment performance, as part of regular communication with corporate management teams. When controversial information on the company’s environmental and social performance is received, the SRI analysts contact the company and provide management with a chance to demonstrate what measures have been taken to solve the issues. If the company can demonstrate how it is dealing with the problem, and what progress has already been achieved, an investment is possible. These engagement activities are, in addition to the positive screening processes, applied to the SRI funds.
We believe that voting rights have economic value and should be treated accordingly. Global Asset Management, wherever possible, seeks to influence the corporate responsibility and corporate governance practices of the companies it invests in. Where we have been given the discretion to vote on behalf of our clients, we will exercise our delegated fiduciary responsibility by voting in a manner we believe will most favorably impact the value of their investments. Good corporate governance should, in the long term, lead towards both better corporate performance and improved shareholder value. As such, we expect board members of companies in which we have invested to act in the service of their shareholders, view themselves as stewards of the company, exercise appropriate judgment and practice diligent oversight of the management of the company.
In 2010, Global Asset Management in Switzerland launched UBS Voice, a free service enabling holders of Swiss institutional funds to express voting preferences ahead of the shareholders’ assembly of major Swiss corporations, to be used as additional input in the voting decision of the funds management company.

Research

Our SRI research teams focus on a range of ESG issues, with a view to understanding what impact developing secular trends such as demographics, resource constraints, and other potential environmental and social constraints might have upon the sectors and companies covered by our analysts.
Our SRI research teams were established in each of our business divisions to serve their respective clients. In the Investment Bank, the equity research team launched major UBS publications on water in 2006, climate change in 2007, and corporate governance in 2008. In 2010, the team launched the ESG Analyzer, a publication that helps clients take ESG issues into consideration at every stage of the investment process. In the asset management business, an internal SRI research team manages portfolios around themes such as climate change/energy efficiency, water and demographics. The SRI research team in our wealth management business conducts SRI research and provides advice to private clients on SRI investment solutions.
Client interest in some aspects of SRI – for instance climate change, demographics and water – has grown, and so has research coverage. The SRI teams regularly collaborate with analysts in other teams to write about emerging SRI themes, and relevant research content is regularly published by a growing number of specialists within the mainstream research effort.

Financing and advisory services

In 2010, we announced the formation of the Renewable Energy and Cleantech Group (RECG) within the investment banking department and the environmental markets group (EMG) within global capital markets to further focus our efforts and build upon our successes in this important sector. RECG provides capital raising and strategic advisory services to renewable energy and cleantech companies around the world, including those in the solar, wind and biofuels sectors. EMG will work with cleantech, utility, and industrial clients on the application of environmental policy analytics to financial decision making.
Since 2006, we have led over 35 financing transactions, raising more than USD 20 billion, and advised on over a dozen strategic

Socially responsible investments invested assets[1]
						% change
		For the year ended				from
CHF billion, except where indicated	GRI[2]	31.12.10		31.12.09	31.12.08	31.12.09

UBS		2,152		2,233	2,174	(4)

UBS SRI products and mandates

positive criteria	FS11	2.00		2.72	2.12	(36)

exclusion criteria	FS11	21.27		22.44	14.05	(6)

Third-party[3]	FS11	2.40		1.69	1.85	30

Total SRI invested assets	FS11	25.67	[4]	26.85	18.03	(5)

Proportion of total invested assets (%)[5]		1.19		1.20	0.83

1 The terms Socially Responsible Investing and Values-Based Investing are used interchangeably. All figures are based on the level of knowledge as of January 2011.  2 Global Reporting Initiative (see also www.globalreporting.org). FS stands for the Performance Indicators defined in the GRI Financial Services Sector Supplement.  3 SRI products from third-party providers apply either positive or exclusion criteria or a combination thereof.  4 2.4% of reported assets have newly been included in 2010 due to adjustments in the reporting boundaries.  5 Total SRI / UBS’s invested assets.

Socially responsible investments: are products that consider environmental, social or ethical criteria alongside financial returns. SRI can take various forms, including positive screening, exclusion or engagement.

Positive criteria: apply to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society. This includes best-in-class or thematic investments.

Exclusion criteria: one or several sectors are excluded based on environmental, social or ethical criteria, for example, companies involved in weapons, tobacco, gambling, or companies with high negative environmental impacts. This also includes faith-based investing consistent with principles and values of a particular religion.

Strategy, performance and responsibility

transactions for renewable energy and cleantech companies. During 2010, we led the USD 644 million initial public offering of China Datang Renewable Power Company, China’s second largest wind power generation company; advised Hanwha Chemical Corporation on their USD 370 million acquisition of a 49.9% stake in Solar-fun, one of the world’s leading manufacturers of solar modules; and led equity financings totaling USD 355 million for GT Solar, a major provider of manufacturing equipment to the solar sector.

Carbon trading

In cap and trade emissions markets, such as the EU Emissions Trading Scheme (EU ETS), companies have annual caps on the amount of emissions their facilities are allowed to produce. Companies that are able to reduce their emissions below their cap have the ability to sell their unused quota to other entities, thereby creating an emissions market. Through the use of financial. instruments, we are able to help clients manage their exposure to the emissions markets. UBS Exchange Traded Derivatives is an active member of the major emission exchanges in Europe and North America, and offers execution and full service clearing for contracts on EU ETS allowances, UN Certified Emissions Reductions, Regional Greenhouse Gas Initiative allowances, and permits for nitrogen oxide and sulfur dioxide.

Corporate responsibility in operations

We continue to build on a long heritage of managing our internal environmental impact, which, since the 1970s, has focused on increasing energy efficiency, reducing consumption of paper and other resources, actively managing waste volumes and encouraging our employees to replace air travel with more sustainable options. Now delivering the program through a network of global, regional and local environmental specialists, we manage an environmental management system accredited to ISO 14001 and have greenhouse gas emissions data externally verified to ISO 14064.

Environmental and CO2 footprints

We directly impact the environment in a number of ways: our businesses consume electricity and fossil fuels; employees travel for business purposes, use paper and generate waste in the course of their work; and offices require heating and cooling systems. Improving the use of these resources can reduce costs and enhance environmental performance; therefore, we have a series of measures to efficiently manage our environmental impact.

CO2 strategy and emission reduction

In February 2006, the GEB decided to set a Group-wide CO2 emission reduction target of 40% below 2004 levels by 2012. We seek to achieve this target by:
–	adopting in-house energy efficiency measures that reduce energy consumption in the buildings we operate;
–	increasing the proportion of renewable energy used limiting emissions at source; and
–	off setting CO2 emissions that cannot be reduced by other means (i.e. business air travel).

As a result, we further reduced our 2010 CO2 emissions, with an overall global reduction now reaching 33.5% below 2004 levels, another step toward achieving our 2012 target.

Energy consumption and efficiency

Energy consumption represents an important environmental impact area, and is the biggest contributor to our overall greenhouse gas emissions. In line with our wider business strategy, improvements in energy efficiency have helped to reduce both emissions and costs. Energy consumption is down year-on-year through a combination of building portfolio management, more dynamic building controls, data center efficiency and improved employee housekeeping. Our IT-driven initiatives contributed significantly to these energy savings, most notably through a server consolidation program, and the early phase of our Desktop Transformation Program that is deploying the latest in business PC hardware and software.

Renewable energy

In addition to our energy efficiency programs, we are reducing our use of carbon-intensive energy by including a high proportion of renewable energy. The percentage of renewable energy and district heating purchases was 43% in 2010.

Business travel and offsetting CO2 emissions

Having experienced a significant reduction (approximately 40%) in business-related travel in 2009 due to difficult market conditions and focus on reducing costs, it is encouraging to see that, despite an improving business landscape, employee air travel in 2010 has remained low and not returned to 2008 levels. We continue to actively promote audio and video conferencing, investing in the latest ‘telepresence’ technology to further improve quality and user experience. Recognizing the benefits of face-to-face meetings in a sector where building lasting client relationships is essential, we

Our greenhouse gas (GHG) footprint

Strategy, performance and responsibility
Corporate responsibility

Environmental indicators per full-time employee

	Unit	2010	Trend	2009	2008

Direct and intermediate energy	kWh / FTE	12,633	ì	11,986	11,792

Business travel	Pkm / FTE	8,743	é	7,016	10,281

Paper consumption	kg / FTE	119	î	130	167

Waste	kg / FTE	251	î	265	298

Water consumption	m3 / FTE	33.3	è	31.9	28.1

CO2 footprint	t / FTE	3.66	é	3.12	3.07

Legend: FTE = full-time employee; kWh = kilowatt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton continue to encourage employees to blend travel and technology to optimize work-life balance and environmental impact.

For travel within Europe, we see a continued shift towards high speed rail travel in preference to air. The marketing and events team have adopted the environmental guidelines for client conferences and now consider the impact of delegate travel, hotels, venue features and catering as part of their logistics and planning.
Once again in 2010, we have offset CO2 emissions resulting from business travel. Working with reputable intermediaries and a panel of internal specialists, we select projects which meet our carbon volume requirements while providing positive community benefits. Schemes selected include a gold standard wind power project in Turkey and a hydro power project in Brazil.

Paper and waste

We are making a conscious effort to continuously reduce our paper consumption and waste generation. Double sided printing and copying is now default in many of our offices and, combined with an ongoing shift towards the distribution of electronic documents, has resulted in a reduction in paper used per employee of 37% since 2006. The share of office paper from Forest Stewardship Council or recycled sources has increased to 43%, with a new target for this to exceed 50% by the end of 2012. The waste recycling ratio remained flat at 54%. The implementation of bin-less offices in many larger locations will contribute to achieving our ambitious 2012 target of 70%.

Supply chain management

In 2010, we spent over CHF 7.3 billion purchasing products and services ranging from office maintenance across IT infrastructure to components such as stationery. Responsible supply chain management (RSCM) principles continue to embed UBS ethics and values with our suppliers, contractors, service partners and project teams. As part of this commitment we are continuing to improve our ability to identify, assess and monitor supplier practices in the areas of human and labor rights, the environment and corruption. In 2010, 265 suppliers were screened according to social and environmental criteria, 114 procurement and sourcing officers were trained, and responsible supply chain requirements were included in the arrangement with relevant suppliers who were awarded contracts. Also in 2010, we integrated RSCM principles into our global supply chain policy and into the centralized Supply & Demand Management organization.

Community investment

We are continuing the well-established tradition of supporting the advancement and empowerment of organizations and individuals within the communities we do business in. From an early focus on direct cash donations, we have progressed to a position where our community investment program encompasses employee volunteering, matched-giving schemes, in-kind donations, disaster relief efforts and / or partnerships with community groups, educational institutions and cultural organizations in all of our business regions.

Community affairs

In 2010, direct cash donations by UBS and our affiliated foundations to carefully selected non-profit partner organizations and charities totaled CHF 27.6 million. These donations were assigned, primarily, to our continuing Community Affairs key themes, “Empowerment through Education” and “Building Stronger Communities”, with some contributions to other activities, in particular disaster relief. In response to the devastating earthquake in Haiti, UBS and its employees donated over CHF 3 million to a number of organizations providing disaster relief. The funds have been used to rebuild schools and hospitals, as well as provide basic needs to many Haitians. These donations combined with other significant activities, notably the volunteering activities of employees, have continued to provide substantial benefit to projects and people around the world (as highlighted in the examples below).
Across all business regions, our employees continue to play a very active role in our community investment efforts, in particular, through their volunteering activities. In 2010, over 11,300 employees spent nearly 81,000 hours volunteering. We support their commitment by offering up to two working days a year for volunteering efforts, and also match employee donations to selected charities.
In Switzerland, our community investment efforts are also advanced by the UBS Culture Foundation, the UBS Foundation for Social Issues and Education, and the association A Helping Hand from UBS Employees. In 2010, these organizations have again made valuable contributions to important social causes, including fostering humanities and the creative arts, supporting communities in need, and helping disabled and disadvantaged people.

Strategy, performance and responsibility

Environmental indicators1

			2010[2]		2009	[2]	2008	[2]

		Absolute	Data		Absolute		Absolute
	GRI[3]	normalized[4]	quality[5]	Trend[6]	normalized[4]		normalized[4]

Total direct and intermediate energy consumption[7]		859 GWh	***	ê	957 GWh		1,016 GWh

Total direct energy consumption[8]	EN3	137 GWh	**	è	132 GWh		127 GWh

natural gas		82.6%	**	è	84.6%		83.3%

heating oil		15.0%	***	é	10.9%		12.2%

fuels (petrol, diesel, gas)		2.3%	***	ê	4.5%		4.5%

renewable energy (solar power, etc.)		0.02%	***	ê	0.05%		0.03%

Total intermediate energy purchased[9]	EN4	722 GWh	***	ê	825 GWh		890 GWh

electricity from gas-fired power stations		16.3%	**	é	10.6%		11.7%

electricity from oil-fired power stations		4.1%	***	é	2.9%		3.7%

electricity from coal-fired power stations		17.1%	**	è	17.5%		18.4%

electricity from nuclear power stations		11.5%	**	é	9.5%		11.1%

electricity from hydroelectric power stations		29.1%	***	è	28.0%		25.8%

electricity from other renewable resources		13.5%	***	ê	23.6%		23.1%

district heating		8.5%	***	ì	7.8%		6.2%

Share of renewable energy and district heating		43%	***	ê	51%		48%

Total business travel	EN29	595 m Pkm	***	ì	560 m Pkm		886 m Pkm

rail travel[10]		1.9%	***	ê	3.7%		3.5%

road travel[10]		0.5%	**	ê	1.0%		0.6%

air travel		97.6%	***	è	95.3%		96.0%

Number of flights (segments)		258,766	***	è	258,396		398,369

Total paper consumption	EN1	8,076 t	***	ê	10,349 t		14,403 t

post-consumer recycled	EN2	21.9%	***	é	16.7%		16.2%

new fibers FSC[11]		20.9%	***	é	17.1%		16.6%

new fibers ECF +TCF[11]		57.0%	***	ê	65.9%		66.8%

new fibers chlorine bleached		0.3%	**	ê	0.4%		0.4%

Total waste	EN22	17,053 t	***	ê	21,183 t		25,644 t

valuable materials separated and recycled		53.7%	***	è	54.4%		54.6%

incinerated		18.1%	***	é	12.5%		14.3%

landfilled		28.2%	**	î	33.1%		31.1%

Total water consumption	EN8	2.27 m m3	**	î	2.55 m m	[3]	2.42 m m	[3]

Greenhouse Gas (GHG) Emissions in CO2e

Direct GHG emissions (Scope 1)[12]	EN16	27,153 t	**	è	25,723 t		26,490 t

Gross indirect GHG emissions (Gross Scope 2)[12]	EN16	253,556 t	***	ê	298,338 t		313,582 t

Gross other indirect GHG emissions (Gross Scope 3)[12]	EN17	89,957 t	***	è	87,867 t		129,364 t

Total Gross GHG Emissions		370,666 t	***	ê	411,928 t		469,436 t

GHG reductions from renewable energy[13]		61,889 t	***	ê	99,248 t		109,238 t

CO2e offsets (business air travel)[14]		69,152 t	***	ì	63,579 t		96,000 t

Total Net GHG Emissions (GHG Footprint)[15]		239,624 t	***	è	249,101 t		264,197 t

Legend: GWh = gigawatt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2011. 2 Reporting period: 2010 (1 July 2009–30 June 2010), 2009 (1 July 2008–30 June 2009), 2008 (1 July 2007–30 June 2008). 3 Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators as defined in the GRI. 4 Non-significant discrepancies from 100% are possible due to roundings. 5 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5%–***, up to 15%–**, up to 30%–*. Uncertainty is the likely difference between a reported value and a real value. 6 Trend: at a ***/**/* data quality, the respective trend is stable (è) if the variance equals 5/10/15%, low decreasing/increasing (î, ì) if it equals 10/20/30% and decreasing/increasing if the variance is bigger than 10/20/30% (é, ê). 7 Refers to energy consumed within the operational boundaries of UBS. 8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels). 9 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating). 10 Rail and road travel: Switzerland only. 11 Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free. 12 Refers to ISO 14064 and the “GHG (greenhouse gas) Protocol Initiative” (www.ghgprotocol.org), the international standards for GHG reporting: scope 1 accounts for direct GHG emissions by UBS; gross scope 2 accounts for indirect GHG emissions associated with the generation of imported/purchased electricity (grid average emission factor), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal. 13 GHG savings by consuming electricity from renewable sources. 14 Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emission from our business air travel. 15 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Strategy, performance and responsibility
Corporate responsibility

Client foundation

Charitable organizations and projects across the globe – usually in regions where UBS does not maintain a business presence – also benefit from the support of the UBS Optimus Foundation, a nonprofit charitable organization which offers UBS clients a broad range of options for engaging in humanitarian activities. In 2010, the Foundation’s tenth anniversary year, Optimus can look back with justifiable pride on a success story of growth and continuous development. Now one of Switzerland’s largest charitable foun-

dations, it has contributed over CHF 80 million to more than 170 projects in over 60 countries. All of the projects which it supports are dedicated to improving the lives of children around the world. Employing a sophisticated funding strategy, it plays a key role in bringing about positive social change in the areas which it targets: “global health” and “education and protection”. As UBS bears all the administrative costs related to Optimus, clients can be sure that 100% of every donation they make goes directly to the projects themselves.

Strategy, performance and responsibility

Examples of UBS’s community investment activities across the globe

Americas – In 2010, we launched two unique programs. UBS brought the Big Apple Circus to Stamford, Connecticut. The non-profit circus is committed to invigorating the communities it serves by sharing the joys of a classical circus, and providing a range of community and educational outreach programs to local hospitals and schools. UBS clients, employees and their friends and families, as well as local residents, enjoyed 25 performances over the summer. Leveraging our long-standing Art Basel Miami Beach (ABMB) sponsorship, we launched miART, an art education program created to support the local Miami community year-round. MiART engaged more than 150 middle school students in ABMB through interactive activities, and will bring art education to underserved youth artists through a year-long mentoring program. The creation of a fundraising website to benefit miART and art supply drives in local UBS branches provided employees with the opportunity to support this program.

One of our signature volunteer efforts is the annual Building Brighter Futures’ Community Engagement Month in October in the US. More than 25 communities participated in 2010, with the goal of supporting community needs in the areas of education, the economy and the environment. Over 1,300 UBS employees participated in locally-driven volunteer activities. Additionally, we have longstanding volunteer partnerships with the Special Olympics and the Power Lunch reading program, which operates in four US cities. According to Maryellen Frank, an eleven-year veteran Power Lunch volunteer, “there are some days when it doesn’t feel possible to break away from the office and change your focus, but when you walk into the room and your young reading partner’s face lights up, it’s all worthwhile. Spending that hour truly giving yourself has its own benefits. I usually return to the desk refreshed and ready for action.”

Asia Pacific – Building upon our ground-breaking Community Leadership Experience, developed in partnership with Charities Aid Foundation India in 2008, UBS subsequently developed and launched a program for Singapore non-profit sector leaders in partnership with the Centre for Non-Profit Leadership in 2009. Now in its second year, the Experience program combines a two-day residential retreat workshop with one-to-one partnering between UBS senior executives and executives of non-governmental organizations. The opportunity for both sets of leaders to interact and share experiences has proven to be highly successful, resulting in a deeper understanding of the challenges faced by the community in Singapore. Additional workshops focusing on common human resource issues, such as talent recruitment and retention, have also been organized as part of the Experience program.

Europe, Middle East and Africa – Throughout the region, we continue to support education and regeneration efforts, particularly in areas close to where we conduct our business. In Poland, over 75% of staff were engaged in support for low income and disadvantaged communities, and entered into an innovative arrangement with col-

leagues in Luxembourg to increase our contribution. In the UK, this year the firm was amongst a very small number of firms to receive three Business in the Community National Big Tick Awards for our Community Affairs program; our flagship EMEA partnership with the Bridge Academy – a local secondary school sponsored by UBS; and our employee volunteering regeneration partnership through Project Shoreditch (in Hackney, East London). In addition, a long-standing community partnership dating back to 1992 was awarded the prestigious Dragon Award by the Lord Mayor of London. The partnership reflects UBS’s overall commitment to corporate responsibility, encompassing financial contributions, employee expertise, capacity building and creating links to other community initiatives. It has led to a significant impact on the economy of a disadvantaged area of the UK, encouraging inward investment of GBP 1.5 million.

Switzerland – In October, more than 180 employees participated in the traditional Finance Forum sponsored walk on the shores of Lake Zurich. They were joined by 1,100 colleagues from other Swiss financial and IT firms. With CHF 50,000 raised in just two hours, our employees achieved the highest amount of all participating companies. The total amount raised by the walk (CHF 187,000) was donated to the Swiss Multiple Sclerosis Society which supports research into this disease and advises and helps families of afflicted children free of charge.

è	Refer to www.ubs.com/community for more information on our community investment activities

Strategy, performance and responsibility
Corporate responsibility

ASSURANCE STATEMENT

SGS STATEMENT ON ASSURANCE OF UBS GRI Sustainability Disclosure 2010

SCOPE

SGS was commissioned by UBS to conduct an independent assurance of the GRI based Sustainability Disclosure for 2010. The scope of our engagement was limited to the GRI disclosure requirements and indicators as contained in the GRI index published at www.ubs.com/gri. The scope of the assurance, based on the SGS Sustainability Report Assurance methodology, included all text and 2010 data in accompanying tables, contained in the printed Annual Report 2010 and referenced information on the webpage of UBS as quoted in the GRI index. Earlier data were not included in this assurance process.

CONTENT

The information in the report and on the webpage and its presentation are the responsibility of the directors or governing body and the management of the organization. SGS has not been involved in the preparation of any of the material included in the GRI index and acted as an independent assuror of the data and text using the Global Reporting Initiative Sustainability Reporting Guidelines 2006 as a standard. The content of this Assuror’s Statement and the opinion(s) it gives is the sole responsibility of SGS.

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

OPINION

On the basis of the methodology described, we are satisfied that nothing has come to our attention that causes us not to believe that the information and data contained within the Disclosure referenced in the GRI index 2010 is accurate, reliable and provides a fair and balanced representation of UBS’s sustainability activities in 2010. We are satisfied that the Sustainability Disclosure as referenced in the GRI index meets the requirements of level A+ of the GRI (2006), as declared. At the same time it fulfills the requirements for Communication on Progress (COP) under the UN Global Compact. Recommendations regarding the further development of the sustainability disclosure and management system at UBS were communicated to the firm in an internal report.

SIGNED FOR AND ON BEHALF OF SGS

Dr. Christine Jasch	Elvira Bieri
Lead auditor, SGS	Lead auditor, SGS

Zurich, 18 February 2011	WWW.SGS.COM

UBS business
divisions and
Corporate Center

UBS business divisions and
Corporate Center

–	Starting from 2010, external reporting of Wealth Management & Swiss Bank was revised to better reflect management structure and responsibilities, and was split into two business units: Wealth Management and Retail & Corporate.

–	The Investment Products and Services (IPS) unit was created to provide comprehensive service to Wealth Management clients with complex needs using the capabilities and expertise of the entire firm.

–	In the Investment Bank, the implementation of the securities platform to unify our capabilities in equities and fixed income, currencies and commodities combined previously distinct trading and sales activities into a holistic business with the goal of improving our market position and overall client service.

–	In the first half of the year, we took an important step to expand our presence into emerging markets by agreeing to acquire Link Investimentos, one of the largest independent broker-dealers in Brazil.

–	The Global Family Office unit was established as a joint venture between Wealth Management and the Investment Bank to provide a cross-divisional platform for the delivery of integrated products and services.

Performance from continuing operations before tax
	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Wealth Management	2,308	2,280	3,631	1

Retail & Corporate	1,772	1,629	2,382	9

Wealth Management & Swiss Bank	4,080	3,910	6,013	4

Wealth Management Americas	(130)	32	(823)

Global Asset Management	516	438	1,333	18

Investment Bank	2,197	(6,081)	(34,300)

Treasury activities and other corporate items	793	(860)	19

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Wealth Management & Swiss Bank

Wealth Management – In 2010, pre-tax profit increased 1% to CHF 2,308 million from CHF 2,280 million in 2009, mainly due to a 3% decrease in operating expenses. Total operating income in 2010 was CHF 7,356 million, down 2% from CHF 7,471 million a year earlier. Operating expenses declined 3% to CHF 5,049 million from CHF 5,191 million.

During 2010, net new money outflows declined to CHF 12.1 billion from CHF 87.1 billion in 2009. International wealth management net new money outflows declined significantly to CHF 12.9 billion from CHF 79.9 billion. While Europe saw ongoing net outflows, net inflows were recorded in the Asia Pacific region as well as globally from ultra high net worth clients. Swiss wealth management reported net inflows of CHF 0.8 billion in 2010 compared with CHF 7.2 billion net outflows the year before.

Retail & Corporate – In 2010, pre-tax profit increased 9% to CHF 1,772 million compared with CHF 1,629 million in 2009, mainly due to a decrease in operating expenses. Total operating income in 2010 was CHF 3,870 million, down 1% from CHF 3,918 million a year earlier. Operating expenses declined 8% to CHF 2,098 million from CHF 2,289 million as a result of cost-cutting measures initiated in 2009.

Wealth Management Americas

Wealth Management Americas reported a pre-tax loss of CHF 130 million in 2010 compared with a pre-tax profit of CHF 32 million in 2009, due to higher litigation provisions. Operating income of CHF 5,564 million was essentially flat compared with CHF 5,550 million in 2009, but increased 4% in US dollar terms. In 2010, operating expenses increased 3% to CHF 5,694 million from CHF 5,518 million, and included CHF 162 million in restructuring charges compared with CHF 152 million in restructuring charges in 2009.

Net new money outflows for Wealth Management Americas were CHF 6.1 billion in 2010 compared with CHF 11.6 billion in the prior year. The Wealth Management US business saw net new money outflows of CHF 5.5 billion in 2010 compared with CHF 9.8 billion in 2009. We experienced net new money outflows during the first half of 2010, but reported net new money inflows in the second half of 2010 due to improved financial advisor retention and improved net new money inflows from financial advisors employed with UBS for more than one year.

Global Asset Management

Pre-tax profit for 2010 was CHF 516 million compared with CHF 438 million in 2009. Excluding a net goodwill impairment charge of CHF 191 million related to the sale of UBS Pactual in 2009, the pre-tax profit for 2010 would have decreased by CHF 113 million compared with 2009. Total operating income was CHF 2,058 million in 2010, compared with CHF 2,137 million in 2009. Total operating expenses were CHF 1,542 million in 2010, compared with CHF 1,698 million in 2009.

Net new money inflows were CHF 1.8 billion in 2010 compared with net outflows of CHF 45.8 billion in 2009. Net inflows from third parties were CHF 18.2 billion in 2010 compared with net outflows of CHF 5.1 billion in 2009. Net outflows from clients of our wealth management businesses were CHF 16.4 billion in 2010 compared with net outflows of CHF 40.7 billion in 2009.

Investment Bank

In 2010, we recorded a pre-tax profit of CHF 2,197 million compared with a pre-tax loss of CHF 6,081 million in 2009, primarily as a result of increased revenues in fixed income, currency and commodities, a significant reduction in net credit loss expenses and lower own credit losses. Total operating income in 2010 was CHF 12,010 million compared with CHF 3,135 million in the prior year. Net credit loss expense in 2010 was nil compared with net credit loss expense of CHF 1,698 million in 2009. Total operating expenses were CHF 9,813 million in 2010, compared with CHF 9,216 million in 2009.

Investment banking revenues were CHF 2,414 million in 2010, marginally down from CHF 2,466 million in the previous year. Revenues in equities were CHF 4,469 million, down 9% from CHF 4,937 million in 2009. Revenues in the fixed income, currencies and commodities business were positive CHF 5,675 million in 2010 compared with negative CHF 547 million in 2009, when the business was materially affected by losses on residual risk positions.

Corporate Center

The Corporate Center allocates operating expenses to the business divisions according to service consumption. In 2010, the Corporate Center had a cost base excluding variable compensation of just below CHF 7.5 billion. The Corporate Center has improved Group-wide cost management, and has implemented simple service delivery models with clear responsibilities. At the end of 2010, across all shared services functions, the Corporate Center had approximately 19,400 employees.

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Income	11,291	11,523	15,413	(2)

Credit loss (expense) / recovery	(64)	(133)	(392)	(52)

Total operating income	11,226	11,390	15,021	(1)

Personnel expenses	4,778	5,197	5,430	(8)

General and administrative expenses	2,101	2,017	3,295	4

of which: impact from US cross-border case			917

Services (to) / from other business divisions	(61)	(90)	(73)	32

Depreciation of property and equipment	309	289	323	7

Amortization of intangible assets	19	67	33	(72)

Total operating expenses	7,147	7,480	9,008	(4)

Business division performance before tax	4,080	3,910	6,013	4

of which: impact from US cross-border case			(917)

of which: business division performance before tax excluding US cross-border case	4,080	3,910	6,930	4

Key performance indicators[1]

Pre-tax profit growth (%)	4.3	(35.0)	(29.6)

Cost / income ratio (%)	63.3	64.9	58.4

Net new money (CHF billion)[2]	(10.0)	(89.8)	(107.1)

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0	9.5	0

Return on attributed equity (RoaE) (%)	45.3	43.4	63.3

BIS risk-weighted assets (CHF billion)	43.4	48.6	62.3	(11)

Return on BIS risk-weighted assets, gross (%)	24.3	21.7	22.3

Goodwill and intangible assets (CHF billion)	1.5	1.6	1.7	(6)

Invested assets (CHF billion)	904	960	955	(6)

Client assets (CHF billion)	1,799	1,844	1,711	(2)

Personnel (full-time equivalents)	27,752	27,548	31,016	1

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.  2 Excludes interest and dividend income.  3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center

Wealth Management
Business description

With a presence in over 40 countries and headquartered in Switzerland, Wealth Management provides clients with financial advice, products and tools to fit their individual needs.

Business

Wealth Management delivers comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Our clients benefit from the entire spectrum of UBS resources, ranging from asset management to estate planning and corporate finance advice, in addition to the specific wealth management products and services outlined below. An open product platform provides clients with access to a wide array of products from third-party providers that complement our product lines.

With CHF 768 billion of invested assets at the end of 2010, we are one of the largest wealth managers in the world.

Strategy and clients

Our goal is to be the bank of choice for wealthy individuals worldwide. We offer sophisticated products and services to private clients, focusing in particular on the ultra high net worth and high net worth client segments. In addition, we also provide wealth management solutions, products and services to financial intermediaries.

We believe we are well positioned to capture growth opportunities in all markets, particularly in Asia, emerging markets and the global ultra high net worth segment, all areas where we expect to see the fastest market growth. Due to our strong local presence in leading global financial centers, we are in an excellent position to respond to increasing client demand for providing services in more than one jurisdiction (multi-shoring). Given our posi-
tion as one of the largest banks for ultra high net worth and high net worth clients, we aim to grow faster than the average global wealth market, while increasing our profitability through enhanced gross margins and targeted investments.
We continue to build on our integrated client service model to identify investment opportunities that are tailored to individual client needs, and we intend to continue growing our client advisor base as we target 4,700 advisors in the medium term, especially in growth regions. In an increasingly complex regulatory environment, we will pursue the highest levels of compliance through extensive employee training and investment in risk management processes and standards.
In our cross-border business, we are concentrating on areas with the greatest market potential. In Asia Pacific, we continue to focus on Hong Kong and Singapore, the leading financial centers in the region. In emerging markets, we are focusing on the Middle East, Latin America and Central and Eastern Europe. To capture the full opportunity these markets present, we have organized emerging markets as a dedicated business and enhanced our local presence with several new Wealth Management offices. In Europe, we continue to support our cross-border business by focusing on the quality of our client service delivery and country-specific product offerings.
In our onshore business, we continue to enhance our already strong domestic presence in the key European and Asian markets. In Switzerland we are strengthening our position by consistently implementing our structured advisory process. We understand the distinct needs of our clients and aim to deliver superior service.

Invested assets by client domicile

Invested assets by client wealth

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

We have made substantial progress towards managing our non-Swiss European locations for profitability. In the Asia Pacific region, we will further invest in our well-established presences in Hong Kong, Singapore, Taiwan, Australia and Japan. In addition, we are focusing on long-term growth opportunities in locations such as China, where we are making use of UBS’s distinct market presence, which includes a stake in the fully licensed brokerage house, UBS Securities Co. Limited.
Our overall long-term industry outlook for growth within the global wealth market is positive. From a regional perspective, Asia, Latin America, Central and Eastern Europe and the Middle East are expected to grow the fastest, based on economic development and entrepreneurial wealth creation, depending however on political stability. In the established European markets, we expect the onshore business to grow faster than the cross-border business. Finally, the ultra high net worth market segment shows the potential for the strongest growth rate of all client segments.

Organizational structure

Wealth Management is headquartered in Switzerland with a presence in 44 countries and approximately 200 wealth management and representative offices, half of which are outside Switzerland, mostly in Europe, Asia Pacific, Latin America and the Middle East. As of the end of 2010, Wealth Management employed more than 15,500 personnel worldwide, including approximately 4,200 client advisors. The Wealth Management business unit is governed by an executive committee, and is primarily organized along regional lines with the business areas Asia Pacific, Europe, Global Emerging Markets, Global Established Markets, Switzerland and Global Ultra High Net Worth Clients – supported by a global Investment Products and Services unit and central functions.

Competitors

Our major global competitors include Credit Suisse, Julius Baer, HSBC, BNP/Fortis, Barclays and Citigroup. In domestic markets, we compete primarily with the private banking operations of large local banks such as Coutts in the UK, Deutsche Bank in Germany and Unicredit in Italy.

Products and services

As a global integrated firm, UBS has the necessary expertise to identify appropriate investment opportunities for clients and the local presence to provide them. We have brought together experts from our Investment Bank, Global Asset Management and Wealth Management & Swiss Bank business divisions to create a new unit called Investment Products and Services (IPS), with approximately 2,150 employees at the end of 2010. IPS provides access to UBS’s services and expertise for clients and client advisors through an integrated and efficient organization. In addition, IPS develops investment products and services, based on the capabilities of the entire firm, to satisfy our clients’ needs. Wealth Management thus leverages the knowledge and product and service offerings from Global Asset Management and the Investment Bank to provide expert financial advice that supports clients throughout the different stages of their lives. By aggregating private investment flows into institutional-size flows, we are in a position to offer our Wealth Management clients access to investments that would otherwise only be available to institutional clients. Expertise is sourced either from within UBS or from approved third-party providers.

The recent financial crisis fundamentally altered financial market dynamics and client expectations. As a result, clients are demanding a more active relationship with their client advisor, and investment performance has significantly gained importance. To accommodate the needs of our clients, we are able to offer services across a full

Invested assets by asset class

1 Including structured products and alternative investments.

Invested assets by currency

UBS business divisions and Corporate Center

investment spectrum from execution only to discretionary mandates. Clients who opt for a discretionary mandate delegate the management of their assets to a team of professional portfolio managers. Clients who prefer to be actively involved in the management of their assets can choose an advisory mandate, in which investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. Our clients can trade the full range of financial instruments from single securities, such as equities and bonds, to various investment funds, structured products and alternative investments. Additionally, we offer structured lending, corporate finance and wealth planning advice on client needs such as funding for education, gift giving, inheritance and succession. For our ultra high net worth clients, we are able to offer institutional-like servicing with special access to our Investment Bank and Global Asset Management offerings.

Our integrated client service model allows client advisors to analyze their client’s financial situation, and develop and implement systematic tailored investment strategies. These strategies are regularly reviewed and based on individual client profiles, which comprise all important investment criteria such as the client’s life cycle needs, risk appetite and performance expectations. To ensure that the best solutions are presented to our clients, we continuously train our client advisors and provide them with ongoing support.
With the objective to further optimize our clients’ financial returns the new function of a Chief Investment Officer (CIO) has been established as of 1 March 2011. The CIO reports directly to the Wealth Management CEO and is mandated to oversee our global investment strategy and policy in close collaboration with IPS as well as Global Asset Management and the Investment Bank. The CIO function will be responsible for defining and proposing appropriate investment allocations and strategies and for communicating them across the global Wealth Management organization, especially to our client advisors and product managers.

The foundations of our client service platform

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Recurring income	5,411	5,696	8,061	(5)

Non-recurring income	1,934	1,731	2,440	12

Income	7,345	7,427	10,502	(1)

Credit loss (expense) / recovery	11	45	(388)	(76)

Total operating income	7,356	7,471	10,114	(2)

Personnel expenses	3,153	3,360	3,503	(6)

General and administrative expenses	1,264	1,182	2,357	7

of which: impact from US cross-border case			917

Services (to) / from other business divisions	449	428	409	5

Depreciation of property and equipment	163	154	181	6

Amortization of intangible assets	19	67	33	(72)

Total operating expenses	5,049	5,191	6,483	(3)

Business unit performance before tax	2,308	2,280	3,631	1

of which: impact from US cross-border case			(917)

of which: business unit performance before tax excluding US cross-border case	2,308	2,280	4,548	1

Key performance indicators[1]

Pre-tax profit growth (%)	1.2	(37.2)	(40.5)

Cost / income ratio (%)	68.7	69.9	61.7

Net new money (CHF billion)[2]	(12.1)	(87.1)	(96.0)

Gross margin on invested assets (bps)[3]	92	91	99	1

Swiss wealth management

Income	1,543	1,488	2,081	4

Net new money (CHF billion)[2]	0.8	(7.2)	(23.0)

Invested assets (CHF billion)	137	140	137	(2)

Gross margin on invested assets (bps)	112	110	120	2

International wealth management

Income	5,802	5,939	8,420	(2)

Net new money (CHF billion)[2]	(12.9)	(79.9)	(73.0)

Invested assets (CHF billion)	631	685	697	(8)

Gross margin on invested assets (bps)[3]	88	88	95	0

Additional information

Average attributed equity (CHF billion)[4]	4.4	4.4	5.1	0

Return on attributed equity (RoaE) (%)	52.5	51.8	71.5

BIS risk-weighted assets (CHF billion)	16.9	17.9	25.1	(6)

Return on BIS risk-weighted assets, gross (%)	41.4	37.4	35.0

Goodwill and intangible assets (CHF billion)	1.5	1.6	1.7	(6)

Invested assets (CHF billion)	768	825	833	(7)

Client assets (CHF billion)	920	1,005	1,010	(8)

Client advisors (full-time equivalents)	4,172	4,286	5,435	(3)

Personnel (full-time equivalents)	15,663	15,408	17,910	2

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.   2 Excludes interest and dividend income.   3 Excludes negative valuation adjustments on a property fund (2010: CHF 45 million, 2009: CHF 155 million, 2008: CHF 9 million).   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center

2010

Results

In 2010, pre-tax profit increased 1% to CHF 2,308 million from CHF 2,280 million in 2009, mainly due to a 3% decrease in operating expenses. Operating income was down 2% as the result was negatively affected by low market interest rates and the strengthening of the Swiss franc against major currencies.

Operating income

Total operating income in 2010 was CHF 7,356 million, down 2% from CHF 7,471 million a year earlier. Recurring income decreased 5% on lower asset-based fees, reflecting a 4% lower average asset base. Interest income was down due to pressure from the low interest rate environment and the decrease in value of the euro and US dollar against the Swiss franc in 2010. This was partly offset by a shift of treasury-related revenues from Retail & Corporate to Wealth Management from second quarter 2010 onwards, impacting interest and trading income.
Non-recurring income increased 12% to CHF 1,934 million from CHF 1,731 million as trading income increased and as 2009 included higher revaluation adjustments on a property fund. Credit loss recoveries were CHF 11 million in 2010, down from CHF 45 million in 2009.

Operating expenses

Operating expenses declined 3% to CHF 5,049 million from CHF 5,191 million. Personnel expenses decreased 6% reflecting a reduction of average personnel levels by 9% and restructuring expenses of CHF 190 million in 2009. General and administrative expenses, at CHF 1,264 million, were up CHF 82 million from CHF 1,182 million a year earlier, mainly due to a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter, increased litigation provisions, and higher sponsoring and branding costs related to the global re-launch of the UBS brand. Charges for services from other business divisions, at CHF 449 million in 2010, were slightly up from CHF 428 million in the previous year. Depreciation was CHF 163 million in 2010, compared with CHF 154 million a year earlier. Amortization of intangible assets was CHF 19 million, down from CHF 67 million in 2009, mainly reflecting the impair-

ment of intangible assets related to invested asset outflows in UBS (Bahamas) Ltd. in 2009.

è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Net new money

During 2010, all regions and client segments saw an improvement of their net new money situation and net outflows declined to CHF 12.1 billion compared with CHF 87.1 billion in 2009. International wealth management net new money outflows declined significantly to CHF 12.9 billion from CHF 79.9 billion. While Europe saw ongoing net outflows, partially due to discussions regarding tax treaties, net inflows were recorded in the Asia Pacific region as well as globally from ultra high net worth clients. Swiss wealth management reported net inflows of CHF 0.8 billion in 2010 compared with CHF 7.2 billion net outflows the year before. Net new money for 2010 includes inflows of CHF 3.7 billion resulting from transfers of Investment Bank clients to Wealth Management, as part of the Global Family Office initiative.

Invested assets

Invested assets were CHF 768 billion on 31 December 2010, a decrease of CHF 57 billion from 31 December 2009, as positive equity market performance was more than offset by adverse currency effects with a 16% decline in value of the euro and an 11% decline in value of the US dollar against the Swiss franc, and net new money outflows in 2010. In Wealth Management, 31% of invested assets were denominated in euros and 31% in US dollars at the end of 2010.

Gross margin on invested assets

The gross margin on invested assets increased 1 basis point to 92 basis points. The computation of the gross margin excludes the negative valuation adjustments on a property fund. The recurring income margin was down 1 basis point to 68 basis points, due to lower interest income reflecting ongoing pressure from the low interest rate environment. The non-recurring income margin was up 2 basis points to 24 basis points, mainly due to higher brokerage fees following higher client activity.

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

2009

Results

In 2009, pre-tax profit fell 37% to CHF 2,280 million, compared with CHF 3,631 million in 2008. The decline in profit was due to a 26% reduction in operating income, which was only partially compensated by a 20% cut in operating expenses resulting from cost-cutting measures. A provision of CHF 917 million in relation to the US cross-border case was included in the results for 2008.

Operating income

Total operating income in 2009 was CHF 7,471 million, down 26% from CHF 10,114 million a year earlier. Recurring income decreased 29% on lower asset-based fees, reflecting a 22% lower average asset base. Interest income was down due to pressure from the low interest rate environment.
Non-recurring income fell 29% due to lower brokerage fees, reflecting reduced client activity. Income was also impacted by higher internal funding-related interest charges and revaluation adjustments of CHF 155 million on a property fund. Credit loss expenses improved significantly to net recoveries of CHF 45 million from CHF 388 million net credit losses in 2008, which included provisions made for lombard loans.

Operating expenses

In 2009, operating expenses declined 20% to CHF 5,191 from CHF 6,483 million one year earlier, as a result of cost-cutting measures. Excluding the restructuring charges of CHF 254 million booked in 2009, and the abovementioned provision in 2008 relating to the US cross-border case, operating expenses declined 11%. Personnel expenses decreased 10% excluding restructuring charges, due to a 14% reduction of overall personnel, which mostly took place towards the end of 2009. General and administrative expenses, at CHF 1,182 million, were down significantly from CHF 2,357 million a year earlier, mainly due to the abovementioned 2008 provision related to the US cross-border case. Charges for services from other business divisions, at CHF 428 million in 2009, were slightly up from CHF 409 million in the previous year. Depreciation was CHF 154 million in 2009, compared with CHF 181 million a year earlier. Amortization of intangible assets was CHF 67 million, up from CHF 33 million in 2008, mainly reflecting the impairment of intangible assets related to invested asset outflows in UBS (Bahamas) Ltd.

Development of invested assets

Net new money

Net new money outflows in 2009 were CHF 87.1 billion compared with CHF 96.0 billion in the previous year. Aside from the effects of the financial market turbulence, these outflows mainly reflected reputational issues, client advisor attrition and proposed tax treaties.
Outflows from Swiss wealth management declined significantly in 2009 to CHF 7.2 billion from CHF 23.0 billion in 2008. Outflows from international clients were CHF 79.9 billion compared with CHF 73.0 billion in 2008.

Invested assets

Invested assets were CHF 825 billion on 31 December 2009, a decrease of CHF 8 billion from 31 December 2008, as positive market performance was more than offset by net new money outflows, and a 3% decrease of the US dollar against the Swiss franc in the course of 2009. In Wealth Management, 36% of invested assets were denominated in euros and 31% in US dollars at the end of 2009.

Gross margin on invested assets

The gross margin on invested assets declined 8 basis points to 91 basis points. The computation of the gross margin excludes negative valuation adjustments on a property fund. The recurring income margin was down 7 basis points to 69 basis points, as deposit margins and volumes as well as lombard loan volume decreased. The non-recurring income margin was also down, decreasing 1 basis point to 22 basis points, mainly due to lower brokerage fees reflecting decreased client transaction activity levels.

UBS business divisions and Corporate Center

Retail & Corporate
Business description

Through our network of 300 branches in Switzerland, we deliver comprehensive financial services to retail, corporate and institutional clients.

Business

Retail & Corporate delivers comprehensive financial services to retail, corporate and institutional clients in Switzerland. With CHF 879 billion in client assets at the end of 2010, we are the leading bank in Switzerland for retail, corporate and institutional clients. We are market leaders in the retail and corporate loan market in Switzerland, with a highly collateralized loan book of CHF 135 billion on 31 December 2010 as shown in the “Loan portfolio, gross” chart.

The Retail & Corporate business is closely embedded within the integrated bank delivery model of UBS Switzerland, covering also Wealth Management, Asset Management and Investment Banking in Switzerland.
è	Refer to the “Strategy and structure” section of this report for more information on UBS Switzerland

Strategy and clients

Our goal is to be the bank of choice for retail clients in Switzerland by delivering value-added services. We serve one out of three households in Switzerland with over 300 branches, 1,250 automated teller machines and self-service terminals, e-banking services and customer service centers. We are continuously refining our suite of life-cycle based offerings, which offer our clients dedicated products and services to fulfill their evolving requirements. We will continue to invest in our physical and electronic channels in order to improve the client experience – we use technology to complement, rather than replace, the traditional physi-

cal branch network. We are refurbishing our branches by introducing new concepts to welcome and serve customers as well as to reflect our new brand identity.

In Switzerland, our corporate and institutional clients (CIC) are comprised of multinationals, corporations, institutional clients and financial institutions, as well as small and medium enterprises (SME). We strive to be their preferred partner for all of their complex needs and contribute to their long-term success. As a leading CIC business, we serve almost one of two Swiss companies, more than 85% of the 1000 largest corporates as well as one out of every three pension funds in Switzerland, including 75 of the largest 100. Combining the integrated bank approach with our local market expertise across all Swiss regions, we are able to serve our clients best by offering the expertise of the entire bank while generating opportunities to cross-sell and increase referrals.

Organizational structure

Retail & Corporate is a core element of UBS Switzerland’s integrated bank delivery model which allows us to extend the expertise of the entire bank to our Swiss retail, corporate and institutional clients.

To ensure consistent delivery throughout Switzerland, we have aligned the regional organization structures of our different business segments. In July 2010, the Swiss network was organized into ten geographical regions. Each region is aligned across the different business segments, and is led by management teams who are also responsible for delivering the integrated bank locally.

Loan portfolio, gross

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

Competitors

In the Swiss retail banking business, our competitors are Credit Suisse, Raiffeisen, the cantonal banks, PostFinance, as well as other regional and local Swiss banks.

In the Swiss corporate and institutional business, our main competitors are Credit Suisse, the cantonal banks, and foreign banks in Switzerland.

Products and services

Our retail clients have access to services such as a comprehensive selection of cash accounts, payments, savings and retirement products, investment fund solutions, residential mortgages, life insurance and advisory services. These services can be tailored to clients’ individual life-cycle solutions in combination with financial advice. We offer our Swiss corporate and institutional clients a comprehensive set of products and services. In Switzerland, we are a leading provider of financing solutions, as we offer access to capital markets (equity and debt capital), syndicated and structured credit, private placements, trade finance, factoring, leasing and traditional financing solutions. By providing access to global sector specialists within the Investment Bank, we can provide strategic advice in the field of mergers and acquisitions. Additionally, we advise company owners on succession planning, and provide professional support in liquidity and cash management. Finally, we offer global custody services for institutional clients who want to consolidate multiple-agent bank custodies into a single, cost-efficient global custodial relationship.

UBS business divisions and Corporate Center

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Net interest income	2,422	2,681	3,207	(10)

Non-interest income	1,524	1,415	1,704	8

Income	3,946	4,096	4,911	(4)

Credit loss (expense) / recovery	(76)	(178)	(4)	(57)

Total operating income	3,870	3,918	4,907	(1)

Personnel expenses	1,625	1,836	1,927	(11)

General and administrative expenses	836	835	938	0

Services (to) / from other business divisions	(509)	(518)	(482)	2

Depreciation of property and equipment	146	136	142	7

Amortization of intangible assets	0	0	0

Total operating expenses	2,098	2,289	2,524	(8)

Business unit performance before tax	1,772	1,629	2,382	9

Key performance indicators[1]

Pre-tax profit growth (%)	8.8	(31.6)	(2.5)

Cost / income ratio (%)	53.2	55.9	51.4

Impaired lending portfolio as a % of total lending portfolio, gross (%)	0.9	1.1	1.2

Additional information

Average attributed equity (CHF billion)[2]	4.6	4.6	4.4	0

Return on attributed equity (RoaE) (%)	38.5	35.4	53.8

BIS risk-weighted assets (CHF billion)	26.5	30.8	37.1	(14)

Return on BIS risk-weighted assets, gross (%)	13.7	12.3	12.5

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Net new money (CHF billion)[3]	2.0	(2.7)	(11.1)

Invested assets (CHF billion)	136	135	122	1

Client assets (CHF billion)	879	840	701	5

Personnel (full-time equivalents)	12,089	12,140	13,105	0

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.   2 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   3 Excludes interest and dividend income.

UBS business divisions and Corporate Center
Wealth Management & Swiss Bank

2010

Results

In 2010, pre-tax profit increased 9% to CHF 1,772 million compared with CHF 1,629 million in 2009, mainly due to an 8% decrease in operating expenses. Operating income was slightly lower compared with the previous year as reduced interest income was only partly offset by lower credit loss expenses.

Operating income

Total operating income in 2010 was CHF 3,870 million, down 1% from CHF 3,918 million a year earlier. Interest income was down 10%, mainly as low market interest rates continued to exert downward pressure on interest margins. In addition, interest income decreased as approximately 30% of treasury related revenues were allocated from Retail & Corporate to Wealth Management from second quarter 2010 onwards. These effects were only partially compensated by higher volumes in certain products and improved margins on new mortgage loans.
Non-interest income went up 8% as higher client activity increased brokerage fees and commission income as well as brokerage-related foreign exchange trading income. Net credit loss expenses were CHF 76 million in 2010, a decline of CHF 102 million compared with 2009.

Operating expenses

Operating expenses declined 8% to CHF 2,098 million from CHF 2,289 million, a result of cost-cutting measures initiated in 2009. Personnel expenses decreased 11%, reflecting a 4% reduction in average personnel levels and related restructuring expenses in 2009. General and administrative expenses were stable at CHF 836 million. Net charges to other business divisions, at CHF 509 million in 2010, were down 2% from CHF 518 million the previous year, largely due to business realignments between Wealth Management and Retail & Corporate. Depreciation was CHF 146 million in 2010 compared with CHF 136 million in 2009.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Invested assets

Invested assets were CHF 136 billion on 31 December 2010, an increase of CHF 1 billion from 31 December 2009, reflecting higher equity markets and net new money inflows, partly offset by adverse currency effects.

2009

Results

In 2009, pre-tax profit fell 32% to CHF 1,629 million compared with CHF 2,382 million in 2008. The decline in profit was due to a 17% decline in revenues and higher credit loss expenses. This was only partly compensated by a 9% reduction in operating expenses from cost-cutting measures.

Operating income

Total operating income in 2009 was CHF 3,918 million, down 20% from CHF 4,907 million a year earlier. Interest income decreased 16% as low market interest rates exerted downward pressure on deposit interest margins.
Non-interest income fell 17%, partly as a result of lower client activity affecting brokerage fees and commission income as well as brokerage related foreign exchange trading income. Net credit loss expenses increased to CHF 178 million from CHF 4 million in the previous year, mainly reflecting credit losses with a small number of corporate clients.

Operating expenses

At CHF 2,289 million, operating expenses in 2009 declined 9% from CHF 2,524 million one year earlier as a result of cost-cutting measures. Personnel expenses decreased 5%, reflecting a 7% reduction in average personnel levels, which mostly took place towards the end of the year. General and administrative expenses, at CHF 835 million, were down 11% from CHF 938 million one year earlier due to cost-cutting measures. Net charges to other business divisions, at CHF 518 million in 2009, were up 7% from CHF 482 million the previous year. Depreciation was CHF 136 million in 2009, down CHF 6 million from CHF 142 million a year earlier.

Development of invested assets

Invested assets

Invested assets were CHF 135 billion on 31 December 2009, an increase of CHF 13 billion from 31 December 2008, reflecting higher equity markets.

UBS business divisions and Corporate Center

UBS business divisions and Corporate Center
Wealth Management Americas

Wealth Management Americas

Business description

Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully-integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business

Wealth Management Americas is among the leading wealth managers in the Americas based on invested assets, and includes the Wealth Management US business, the domestic Canadian business and the international business booked in the United States. On 31 December 2010, the business division had CHF 689 billion in invested assets.

Strategy and clients

Our vision is to be the best wealth management business in the Americas. In order to achieve this goal, we must be both client-focused and advisor-centric. Due to our competitive positioning, we believe we are large enough to be relevant and small enough to be nimble, enabling us to combine the advantages of both large and boutique players. By partnering with financial advisors serving high net worth and ultra high net worth clients, our goal is to become a trusted, differentiated and superior provider of financial solutions.

We deliver a fully-integrated set of advice-based wealth management solutions through our financial advisors to meet the needs of our target client segments: high net worth clients (USD 1 million to USD 10 million in investable assets) and ultra high net worth clients (more than USD 10 million in investable assets), while also serving the needs of the core-affluent (USD 250,000 to USD 1 million in investable assets) where appropriate. We are committed to providing advice to our clients by employing the best professionals in the industry, delivering the highest standard of execution and running a streamlined and efficient business.

Geographical presence in key markets

UBS business divisions and Corporate Center
Wealth Management Americas

Organizational structure

Wealth Management Americas consists of branch networks in the US, Puerto Rico and Canada, with 6,796 financial advisors as of 31 December 2010. Most corporate and operational functions of the business division are located in the home office in Weehawken, New Jersey.

In the US and Puerto Rico, Wealth Management Americas operates through direct and indirect subsidiaries of UBS AG. Securities and operations activities are conducted primarily through two registered broker-dealers, UBS Financial Services Inc. and UBS Financial Services Incorporated of Puerto Rico. Our banking services in the US include those conducted through the UBS AG branches and UBS Bank USA, a federally-regulated Utah bank, which provides Federal Deposit Insurance Corporation (FDIC)- insured deposit accounts, enhanced collateralized lending services and mortgages.
The business division’s Canadian wealth management and banking operations are conducted through UBS Bank (Canada).
Significant recent acquisitions and business transfers include:
–	March 2009: agreement to sell 56 branches to Stifel, Nicolaus
& Company, Incorporated. The sale was completed in four separate closings in the second half of 2009.
–	September 2009: completed the sale of UBS’s Brazilian financial services business, UBS Pactual, to BTG Investments, LP.
–	October 2010: transfer of investment management responsibility for the US hedge funds business from Wealth Management Americas to Global Asset Management’s alternative and quantitative investments business. This formed part of a new joint venture between the two business divisions, which aims to deliver attractive hedge fund and fund of hedge funds solutions to Wealth Management Americas’ clients.

Competitors

Wealth Management Americas competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, trust companies and other financial services firms offering wealth management services to US and Canadian private clients, as well as foreign non-resident clients seeking wealth management services within the US. Our main competitors include the wealth management businesses of Bank of America, Morgan Stanley, and Wells Fargo.

Products and services

Wealth Management Americas offers clients a full array of solutions that focus on the individual financial needs of each client. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, tax management strategies, estate strategies, insurance, retirement, and trusts and foundations with corresponding product offerings for each stage. Our advisors work closely with internal consultants in areas such as wealth planning, portfolio strategy, retirement and annuities, alternative investments, managed accounts, structured products, banking and lending, equities, and fixed income. Clients also benefit from our dedicated Wealth Management Research team, which provides research guidance to help support the clients’ investment decisions.

Our offerings are designed to meet a wide variety of investment objectives, including wealth accumulation and preservation, income generation and portfolio diversification. To address the full range of our clients’ investment needs, we also offer competitive lending and cash management services such as the Re-

Invested assets by asset class

1 Includes structured products and alternative investments.

Invested assets by client wealth

UBS business divisions and Corporate Center

source Management Account (RMA), FDIC-insured deposits, securities-backed lending, mortgages and credit cards.

Additionally, Corporate Employee Financial Services provides comprehensive, personalized stock benefit plan and related services to many of the largest US corporations and their executives. For corporate and institutional clients, we offer a robust suite of solutions, including equity compensation, administration, investment consulting, defined benefit and contribution programs and cash management services.
Our clients can choose the type of relationship they prefer to have with us via asset-based pricing, transaction-based pricing or a combination of both. Asset-based accounts have access to both discretionary and non-discretionary investment advisory programs. Non-discretionary advisory programs enable the client to maintain control over all account transactions, while clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of our investment professionals or a third-party investment manager. Separately, mutual fund advisory programs are also offered, whereby a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.
For clients who favor individual securities, we offer a broad range of equity and fixed income instruments. In addition, qualified clients may take advantage of structured products and alternative investment offerings to complement their portfolio strategies.
All of these solutions are supported by a dedicated markets execution group. This group partners with the Investment Bank and Global Asset Management in order to access the resources of the entire firm as well as third-party investment banks and asset management firms.

UBS business divisions and Corporate Center
Wealth Management Americas

Business performance

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Recurring income	3,472	3,256	4,076	7

Non-recurring income	2,093	2,290	2,201	(9)

Income	5,565	5,546	6,278	0

of which: ARS settlement impact			(172)

Credit loss (expense) / recovery	(1)	3	(29)

Total operating income	5,564	5,550	6,249	0

Personnel expenses	4,225	4,231	4,271	0

Financial advisor compensation[1]	2,068	1,828	2,130	13

Compensation commitments and advances related to recruited FAs[2]	599	599	305	0

Salaries and other personnel costs	1,558	1,804	1,836	(14)

General and administrative expenses	1,223	1,017	2,558	20

of which: ARS settlement impact			1,464

Services (to) / from other business divisions	(6)	4	16

Depreciation of property and equipment	198	170	162	16

Impairment of goodwill	0	34	0	(100)

Amortization of intangible assets	55	62	65	(11)

Total operating expenses	5,694	5,518	7,072	3

Business division performance before tax	(130)	32	(823)

of which: ARS settlement impact			(1,636)

of which: business division performance before tax excluding ARS settlement impact	(130)	32	813

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A

Cost / income ratio (%)	102.3	99.5	112.6

Net new money (CHF billion)[5]	(6.1)	(11.6)	(15.9)

Gross margin on invested assets (bps)	80	81	82	(1)

Additional information

Average attributed equity (CHF billion)[6]	8.0	8.8	7.8	(9)

Return on attributed equity (RoaE) (%)	(1.6)	0.4	(10.6)

BIS risk-weighted assets (CHF billion)	23.8	22.8	26.9	4

Return on BIS risk-weighted assets, gross (%)	23.8	23.5	28.9

Goodwill and intangible assets (CHF billion)	3.7	4.2	4.5	(12)

Invested assets (CHF billion)	689	690	644	0

Client assets (CHF billion)	738	737	682	0

Personnel (full-time equivalents)	16,330	16,925	20,623	(4)

Financial advisors (full-time equivalents)	6,796	7,084	8,607	(4)

Additional information (only Wealth Management US)

Net new money (CHF billion)[5]	(5.5)	(9.8)	(11.4)

Net new money including interest and dividend income (CHF billion)[7]	13.1	10.0	11.9

Business division reporting excluding PaineWebber acquisition costs[8]

Business division performance before tax	(21)	155	(689)

Cost / income ratio (%)	100.4	97.3	110.4

Average attributed equity (CHF billion)	4.6	5.2	4.2	(12)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Compensation commitments and advances related to recruited financial advisors (FAs) represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   7 For purposes of comparison with US peers.   8 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

UBS business divisions and Corporate Center

2010

Results

Wealth Management Americas reported a pre-tax loss of CHF 130 million in 2010 compared with a pre-tax profit of CHF 32 million in 2009. In 2010, Wealth Management Americas incurred restructuring charges of CHF 162 million, while 2009 included restructuring charges of CHF 152 million and net goodwill impairment charges of CHF 19 million related to the sale of UBS Pactual. Excluding these items, pre-tax performance would have declined to a profit of CHF 32 million in 2010 from CHF 203 million in 2009, primarily resulting from a significant increase in litigation provisions in 2010 to CHF 320 million from CHF 54 million in 2009.

Operating income

Operating income of CHF 5,564 million was essentially flat compared with CHF 5,550 million in 2009, but increased 4% in US dollar terms. Recurring income increased 7% to CHF 3,472 million due to higher revenues from managed accounts and mutual funds related to higher average invested assets. Recurring income increased to 62% of operating income from 59% in 2009. Non-recurring income decreased 9% to CHF 2,093 million due to lower municipal trading income, partly offset by higher commission income and a demutualization gain from Wealth Management Americas’ stake in the Chicago Board Options Exchange.

Operating expenses

Operating expenses increased 3% to CHF 5,694 million from CHF 5,518 million. In 2010, operating expenses included CHF 162 million in restructuring charges compared with CHF 152 million in restructuring charges in 2009. Additionally, 2009 included CHF 34 million in goodwill impairment charges related to the sale of UBS Pactual (of which CHF 15 million was charged to the Corporate Center, as this was related to foreign exchange exposures managed by Group Treasury).
Personnel expenses were CHF 4,225 million in 2010, down slightly from CHF 4,231 million in the previous year. In US dollar terms, personnel expenses increased 4%. Excluding CHF 35 million in restructuring charges in 2010 and CHF 71 million in restructuring charges in 2009, personnel expenses would have increased 1% from the previous year. This increase was due primarily to higher financial advisor compensation related to higher revenue production and the introduction of the GrowthPlus incentive compensation program in 2010, partly offset by lower salaries and other per-

sonnel costs, resulting from restructuring initiatives in 2010 and 2009. Expenses for compensation commitments and advances related to recruited financial advisors were flat from 2009, but increased 4% in US dollar terms. Compensation advance balances were CHF 3,112 million as of 31 December 2010, down 4% from 31 December 2009, but increased 7% in US dollar terms.

Non-personnel expenses increased 14% to CHF 1,470 million from CHF 1,287 million in 2009, principally due to higher litigation provisions, which increased to CHF 320 million in 2010 from CHF 54 million in 2009. Non-personnel expenses included CHF 127 million in restructuring charges in 2010 related to real estate writedowns, while 2009 included restructuring charges of CHF 82 million and the abovementioned goodwill impairment charges. In addition, non-personnel costs included a shift of expenses from the Corporate Center to the business divisions in 2010.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Net new money

Net new money outflows for Wealth Management Americas were CHF 6.1 billion in 2010 compared with CHF 11.6 billion in the prior year.
The Wealth Management US business saw net new money outflows of CHF 5.5 billion in 2010 compared with CHF 9.8 billion in 2009. We experienced net new money outflows during the first half of 2010, mainly due to financial advisor attrition and limited recruiting of experienced financial advisors. Net new money turned positive in the second half of 2010 due to improved financial advisor retention and improved net new money inflows from financial advisors employed with UBS for more than one year. Including interest and dividend income, net new money inflows for the Wealth Management US business improved to CHF 13.1 billion from CHF 10.0 billion in 2009. Including interest and dividend income only from Wealth Management US, Wealth Management Americas had net new money inflows of CHF 12.5 billion in 2010, compared with CHF 8.2 billion in 2009.
In 2010, Wealth Management Americas recorded CHF 2.2 billion of net new money inflows related to the inclusion of invested assets of certain retirement plan assets not custodied at UBS, as discussed below in the “Invested assets” section.

UBS business divisions and Corporate Center
Wealth Management Americas

Invested assets

Invested assets were CHF 689 billion on 31 December 2010, essentially flat from CHF 690 billion on 31 December 2009. In US dollar terms, invested assets increased 12% primarily due to positive market performance in the second half of 2010. During the course of the year, Wealth Management Americas conducted a review of its invested assets reporting and determined that, going forward, certain retirement plan assets custodied away from UBS should be included in invested assets. As a result, invested assets increased by CHF 22 billion at year end and net new money inflows increased by CHF 2.2 billion.

Gross margin on invested assets

The gross margin on invested assets was 80 basis points in 2010, down from 81 basis points in 2009, the result of a slight increase in income compared with a 2% increase in average invested assets. The recurring income margin increased 2 basis points to 50 basis points due to higher fees from managed accounts and mutual funds. The non-recurring margin decreased 3 basis points to 30 basis points due to a decrease in municipal trading income.

UBS business divisions and Corporate Center

2009

Results

Wealth Management Americas reported a pre-tax profit of CHF 32 million in 2009 compared with a pre-tax loss of CHF 823 million in 2008. The 2009 results included restructuring charges of CHF 152 million and a net goodwill impairment charge of CHF 19 million related to the sale of UBS Pactual. Our performance in 2008 included CHF 1,636 million in charges and trading losses related to auction rate securities (ARS). Excluding these items, pre-tax performance would have been a profit of CHF 203 million in 2009 compared with a profit of CHF 813 million in 2008.

Operating income

In 2009, operating income decreased 11% to CHF 5,550 million from CHF 6,249 million in 2008. Excluding ARS-related trading losses of CHF 172 million in 2008, operating income would have declined 14%. Recurring income decreased 20% to CHF 3,256 million, due to lower managed account fees related to an 11% decrease in average invested assets, while interest income declined resulting from lower interest spreads. Recurring income declined to 59% of operating income from 65% in 2008. Non-recurring income increased 4% due to a CHF 35 million interest credit from the Investment Bank, resulting from a change in the UBS Bank USA investment portfolio strategy and higher municipal trading income, partly offset by lower commission revenue related to reduced transactional activity. In addition, 2008 included the abovementioned trading losses related to ARS.

Operating expenses

Operating expenses decreased 22% to CHF 5,518 million from CHF 7,072 million. In 2009, operating expenses included CHF 152 million in restructuring charges and CHF 34 million in goodwill impairment charges related to the sale of UBS Pactual (of which CHF 15 million was charged to the Corporate Center, as this was related to foreign exchange exposures managed by Group Treasury), while 2008 expenses included CHF 1,464 million in charges related to the ARS settlement. Excluding these charges, operating expenses would have decreased 5%. Personnel expenses were CHF 4,231 million in 2009, down 1% from CHF 4,271 million in the previous year. Excluding CHF 71 million in restructuring charges in 2009, personnel expenses would have decreased 3% from the previous year. This was a result of reduced salaries related to a decrease in headcount and lower financial advisor compensation related to lower revenue. This decrease was partly offset by an increase in costs for compensation commitments and advances related to recruited financial advisors, as a result of increased financial advisor recruiting in the second half of 2008 through the first quarter of 2009. Accordingly, compensation advance balances related to recruited financial advisors increased 61% to CHF 3,253 million at 31 De-

cember 2009 from 31 December 2008. Non-personnel expenses declined 54% to CHF 1,287 million from CHF 2,801 million in 2008, but would have decreased 11% excluding CHF 82 million in restructuring costs that were mainly related to real estate writedowns, the abovementioned goodwill impairment charges and ARS-related charges in 2008. The decline was also due to cost-cutting measures in general, including reduced general and administrative expenses.

Development of invested assets

Net new money

In 2009, net new money outflows for Wealth Management Americas were CHF 11.6 billion compared with CHF 15.9 billion in the prior year. The Wealth Management US business’ net new money outflows were CHF 9.8 billion in 2009, compared with CHF 11.4 billion in 2008. Following strong net new money inflows in first quarter 2009 due to recruitment of experienced financial advisors, Wealth Management US experienced net new money outflows during the remainder of the year due to financial advisor attrition and limited recruiting of experienced financial advisors as a result of reputational issues. Including interest and dividends, net new money inflows for the Wealth Management US business in 2009 were CHF 10.0 billion, compared with CHF 11.9 billion in 2008. Including interest and dividend income only from Wealth Management US, Wealth Management Americas had net new money inflows of CHF 8.2 billion in 2009, compared with CHF 7.4 billion in 2008.

Invested assets

Invested assets were CHF 690 billion on 31 December 2009, up 7% from CHF 644 billion on 31 December 2008. This increase was principally due to positive market performance, and was partly offset by a reduction of CHF 24 billion related to the sale of branches to Stifel, Nicolaus & Company, Incorporated and the sale of UBS Pactual, as well as net new money outflows. In addition, invested assets were impacted by negative currency translation effects due to a 3% depreciation of the US dollar versus the Swiss franc.

Gross margin on invested assets

The gross margin on invested assets was 81 basis points in 2009, down from 82 basis points in 2008. The decrease was a result of a 12% decline in income compared with an 11% decrease in average invested assets. The recurring income margin declined 5 basis points to 48 basis points, corresponding to a 20% decrease in recurring income. The non-recurring margin increased 4 basis points to 33 basis points, due to an increase in municipal trading income and a CHF 35 million interest credit from the Investment Bank (attributed to a change in the UBS Bank USA investment portfolio strategy), while 2008 included the abovementioned trading losses related to ARS.

UBS business divisions and Corporate Center
Global Asset Management

Global Asset Management

Business description

Global Asset Management is a large-scale asset manager with businesses well-diversified across regions, capabilities and distribution channels. We offer investment capabilities and styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate and infrastructure investment capabilities which can be combined into multi-asset strategies. The fund services unit provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Business

Global Asset Management offers a diverse range of investment capabilities and services from a boutique-like structure, encompassing all major asset classes, including equities, fixed income, currency, hedge funds, real estate and infrastructure as well as asset allocation, risk management and fund administration services. Invested assets totaled CHF 559 billion on 31 December 2010, making Global Asset Management one of the larger global asset managers. We are among the largest hedge fund of funds and real estate investment managers in the world, one of the biggest mutual fund managers in Europe and the largest in Switzerland. The “Business structure” chart shows the investment, distribution and support structure of the business division.

Revenues and key performance indicators are reported according to Global Asset Management’s business lines: traditional investments (equities, fixed income and multi-asset (global investment solutions)), alternative and quantitative investments, global real estate, infrastructure and fund services. The bar charts on the following pages show the breakdown of invested assets across these segments, as well as by regions and channels.

Strategy

Global Asset Management is focused on delivering consistent long-term investment performance and capitalizing on the expected growth opportunities within the asset management industry. The industry outlook remains strong with three main drivers: the financial crisis has reduced the assets of both the retired and the working population, creating a pressing need for increased savings rates; emerging markets will continue to drive the growth of the mutual funds industry and retirement schemes in these markets; and as governments focus on reducing deficits, they will need to reduce support for benefits and pensions and will face increased pressure for privatizing infrastructure assets.

The diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing these growth opportunities.
Our key strategic objective is to monetize our good long-term investment performance, both through gaining new client assets and improving our retention of existing client assets.
We are working to build on our strong third party institutional business, while launching intensified third party wholesale

Business structure

1 Works in close coordination with region heads and the Pan Asia Institutional team.   2 Reports to UBS Group functional head.

UBS business divisions and Corporate Center

initiatives in the Americas and in Europe. Through increased collaboration with UBS’s wealth management businesses, we expect to benefit from their return to growth. We continue to capitalize on our established positions in emerging markets, notably in China, South Korea and the Middle East and will build our presence in Brazil following the completion of the acquisition of Link Investimentos.

Organizational structure

Our business division has main offices in London, Chicago, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo and Zurich, and employs around 3,500 personnel in 24 countries. Global Asset Management operates through UBS AG, or through its subsidiaries.

Significant recent acquisitions and business transfers
–	In February 2008, UBS acquired 100% of the Caisse Centrale de Réescompte (CCR) Group in France from Commerzbank. The asset management business of CCR currently operates as CCR Asset Management.
–	In August 2008, UBS sold its 24.9% stake in Adams Street Partners to its remaining shareholders.
–	In September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual, including its asset management business, UBS Pactual Asset Management.
–	In December 2009, the real estate investment management business of Wealth Management & Swiss Bank was transferred to Global Asset Management.
–	In April 2010, UBS announced that it had agreed to acquire Link Investimentos, one of the largest independent broker-dealers in Brazil.
–	In October 2010, UBS increased its holding from 51.0% to 94.9% in UBS Real Estate Kapitalanlagegesellschaft mbH (KAG), a Global Asset Management joint venture with Siemens in Munich, Germany. We purchased our original stake in Siemens’ real estate business in January 2005.
–	In October 2010, investment management responsibility for the US hedge fund business was transferred from Wealth Management Americas to Global Asset Management’s alternative and quantitative investments business. This formed part of a new joint venture between the two business divisions, which aims to deliver attractive hedge fund and fund of hedge funds solutions to Wealth Management Americas’ clients.

Invested assets by region1

1 Assets represented are totals for the Global Asset Management business division worldwide. The regional split is primarily based on the client servicing location.

Competitors

Our competitors include global firms with wide-ranging capabilities, such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management, Deutsche Asset Management and Goldman Sachs Asset Management. Many of our other competitors are regional or local specialist niche players who focus mainly on one asset class, particularly in the real estate, hedge fund or infrastructure investment areas.

The asset management industry is becoming increasingly polarized into either large-scale firms or niche specialists. Large-scale firms, like Global Asset Management, offer well-diversified investment capabilities across all major asset classes and have a global presence as well as a broad distribution network.

Products and services

The “Investment capabilities and services” chart illustrates our offering, which can be delivered in the form of segregated, pooled and advisory mandates, along with a range of more than 500 registered investment funds, exchange-traded funds and other investment vehicles across all major asset classes.

UBS business divisions and Corporate Center
Global Asset Management

Investment capabilities and services
		Alternative and	Global	Global investment
Equities	Fixed income	quantitative investments	real estate	solutions	Infrastructure	Fund services

Core/value	Global	Single-manager hedge funds	Global	Global	Direct investment	Alternative funds

Global	Country and regional		Country and regional	Country and regional		Investment funds

Country and regional	Sector specific	Multi-manager hedge funds	Income, core, value-added and opportunistic strategies	Asset allocation

Emerging markets	Emerging markets			Currency management

Specialist	High yield	Quantitative	Multi-manager funds	Return and risk targeted

Long / short	Structured credit	Infrastructure fund of funds	Listed securities	Structured portfolios

HALO	Liquidity / short duration		Farmland	Risk management and advisory services

Growth	Indexed	Private equity fund of funds

Global

Country and regional		Active commodities, multi-manager

Structured

Structured alpha

Structured beta and indexing

–	Equities offers a full spectrum of investment styles with varying risk and return objectives. It has three investment pillars with distinct strategies, including core / value (portfolios managed according to a price to intrinsic value philosophy), growth (portfolios of quality growing companies that we believe to be undervalued in the market) and structured equities (strategies that employ proprietary analytics and quantitative methods, including passive).
–	Fixed income offers a diverse range of global, regional and local market-based investment strategies that cover a wide range of benchmarks. Its capabilities include “core” government and corporate bond strategies, complemented by extended strategies such as high-yield and emerging market debt.
–	Alternative and quantitative investments has two primary business lines – multi-manager (or fund of funds) and single manager. The former constructs portfolios of hedge funds and other alternative investments operated by third-party managers, allowing clients to have diversified exposure to a range of hedge funds, private equity and infrastructure strategies. O’Connor is a key provider of single manager global hedge funds.
–	Global real estate actively manages real estate investments in Asia, Europe and the US, as well as across the major real estate sectors. Its capabilities are focused on core and value-added strategies but also include other strategies across the risk/return spectrum. It offers direct investment, fund of funds and real estate securities strategies.
–	Global investment solutions offers asset allocation, currency, manager research and risk management services. It manages a wide array of domestic, regional and global balanced portfolios, currency mandates, structured portfolios, multi-manager and absolute return strategies. Through its strategic investment advisory services, it supports clients in a wide range of investment-related functions, including investment policy setting, integrated asset liability solutions, multi-manager approaches, investment outsourcing and fiduciary management.
–	Infrastructure originates and manages specialist strategies that invest directly in infrastructure assets globally.
–	Fund services, the global fund administration business, provides professional services, including legal setup, reporting and accounting for retail and institutional investment funds, hedge funds and other alternative funds.

UBS business divisions and Corporate Center

Clients

Global Asset Management has a client base located throughout the world. As of 31 December 2010, approximately 60% of invested assets originated from institutional clients (for example, corporate and public pension plans, governments and their central banks), with the remainder from wholesale clients (financial intermediaries, including UBS’s wealth management businesses, and third parties).

Distribution of our capabilities and services to both client segments relies upon our regional business structure, as detailed in the “Business structure” chart (Americas, Asia Pacific, Switzerland and Europe). Through regional distribution, we are able to leverage the full resources of our global investment platforms and functions to provide clients with relevant investment management products and services, client servicing and reporting at a local level. In October 2010, a Global Sovereign Markets group was established to deliver an integrated global approach to this client segment and ensure that sovereign institutions receive the dedicated advisory, investment and training solutions they require.

Investment performance 2010

Investment markets were volatile in 2010 yet two-thirds of our key actively-managed traditional strategies delivered strong results, further improving their long-term records. By contrast, some of our actively managed equity strategies faced the greatest head-winds as many equity markets, notably the US, became highly sentiment-driven. This created a difficult environment for our active managers focusing on fundamental analysis to seek to generate outperformance.

After performing well in 2009, core / value large cap equity strategies struggled to match their gains in 2010, a year when the best returning stocks were typically less responsive to com-

pany fundamentals than to broad economic factors. As a result, core / value large cap strategies such as US, pan-European, emerging markets, Asia (ex-Japan) and Australia underperformed their benchmarks and peers, although the margin of underperformance was much smaller than the margin of outperformance in 2009. Both UK value and Canadian large cap equity strategies also underperformed in 2010. Some large cap core / value strategies did extend their favorable performance into 2010, including global, global ex-US, a high alpha emerging markets strategy and global and European concentrated alpha strategies. Swiss large cap equities performed positively as well. Small cap strategies in the core / value pillar tended to perform extremely well, especially European, US and Swiss small cap strategies. Still, on a three-year basis, well over half of key core / value strategies were ahead of their benchmarks – most of them by a notable margin.

The majority of growth equities strategies extended their solid 2009 performance by exceeding their benchmarks in 2010. Notable leaders versus peers were European and small cap (both US and ex-US) growth strategies. After a very strong 2009, US large cap select growth trailed modestly by comparison in 2010, but not nearly to the extent of its outperformance in 2009. Outperformance on a since-inception basis remains across the entire range of growth strategies with long-term (three-year plus) records.
In structured equities, strategies relying strongly on input from fundamental stock analysis, which performed extremely well in 2009, underperformed benchmarks in 2010. While US fundamental equity market neutral had a disappointing year, it remained ahead of peers on a since-inception basis. Conversely, strategies relying specifically on quantitatively-derived insights performed ahead of benchmarks in 2010, and many also outperformed on a three-year or since-inception basis. Passive / exchange traded funds (ETF) strategies met their objectives in 2010.

Invested assets by business line

Invested assets by channel

UBS business divisions and Corporate Center
Global Asset Management

In global fixed income markets, yields generally fell over the year, leading to high total returns for most bond markets. Our fixed income strategies performed very well, and a large majority of key strategies outperformed their benchmark indices for the year and improved their longer-term records. This outperformance for the year was consistent across regions and strategies, and was evident in the traditional strategies (such as global sovereign), in local bond strategies (such as Australian, Canadian, Euro, Japanese, Swiss, UK and US), in higher alpha and newer strategies (such as emerging markets and Asian bonds) and in absolute return strategies (such as currency alpha and fixed income opportunities). Two thirds of our key strategies were also ahead of or in line with peers for the year. Money market funds continued to achieve their capital preservation objectives.
The performance of multi-asset strategies was positive in 2010, building on a strong 2009 and improving longer-term records. Benchmarked strategies finished the year in line with or above their reference indices overall, comparing favorably with peers’ performance. Dynamic alpha absolute return strategies turned positive towards the end of the year. Multi-asset strategies had been positioned for a recovery in risky assets such as equities, leading to a strong result in the final quarter following a period of more volatile markets. These strategies benefited from strong currency and asset allocation, while stock selection results were mixed overall. The stand-alone active currency strategy posted strong returns throughout the year. Similarly strong performance came from global and regional convertible bond strategies, which ended the year well ahead of benchmarks. The majority of multi-manager investment solutions also delivered positive returns relative to benchmark over the year. Strategic investment advisory services, including investment outsourcing, asset liability investment solutions and strategic alternatives advisory gained further traction and brought in new clients during the year.
In alternative and quantitative investments, hedge funds continued to produce attractive absolute and risk adjusted returns, building on the strong performance rebound seen in 2009. The O’Connor single manager funds posted positive returns across its core strategies, outperforming most peers on a risk adjusted basis. In the multi-manager business, positive returns were posted across virtually all strategies, with particularly strong performance versus peers from the funds managed by the alternative investment solutions team.
Performance of the direct real estate funds generally improved in 2010. The flagship UK strategy achieved strong absolute returns and markedly improved performance relative to benchmark. Returns of the European core flagship strategies remained positive. The Swiss composite (consisting of five UBS Swiss listed real estate funds) outperformed its benchmark. The US core fund delivered very strong absolute returns for 2010 and outperformed its benchmark for the year. The flagship J-REIT (managed in partnership with Mitsubishi Corporation) also produced positive absolute returns and outperformed versus benchmark by a wide margin. The performance of real estate securities strategies was mixed versus benchmarks. The fund of funds strategies continued to gather momentum, delivering positive returns for the year.
The flagship UBS International Infrastructure Fund made significant progress investing its capital during the year. In March 2010, the fund acquired the right to develop Collgar Wind Farm Pty Ltd, a greenfield renewable energy project in Australia. The project is under construction and was ahead of schedule at the end of the year. An additional transaction announced in April 2010 – Njord Gas Infrastructure, that was formed to hold a stake in Gassled, which owns the Norwegian gas transport infrastructure, the world’s largest offshore gas transmission system – has received government approval and is expected to reach financial close in 2011.

UBS business divisions and Corporate Center

Business performance

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Net management fees[1]	1,918	1,904	2,756	1

Performance fees	141	233	149	(39)

Total operating income[2]	2,058	2,137	2,904	(4)

Personnel expenses	1,096	996	946	10

General and administrative expenses	400	387	462	3

Services (to) / from other business divisions	(5)	(74)	88	93

Depreciation of property and equipment	43	36	44	19

Impairment of goodwill	0	340	0	(100)

Amortization of intangible assets	8	13	33	(38)

Total operating expenses	1,542	1,698	1,572	(9)

Business division performance before tax	516	438	1,333	18

Key performance indicators[3]

Pre-tax profit growth (%)	17.8	(67.1)	(8.3)

Cost / income ratio (%)	74.9	79.5	54.1

Information by business line

Income

Traditional investments	1,259	1,319	1,859	(5)

Alternative and quantitative investments	325	405	430	(20)

Global real estate	258	185	277	39

Infrastructure	14	13	15	8

Fund services	202	214	322	(6)

Total operating income	2,058	2,137	2,904	(4)

Gross margin on invested assets (bps)

Traditional investments	25	26	29	(4)

Alternative and quantitative investments	88	102	69	(14)

Global real estate	68	47	63	45

Infrastructure	130	114	218	14

Total gross margin	36	37	39	(3)

Net new money (CHF billion)[4]

Traditional investments	4.2	(40.6)	(88.9)

Alternative and quantitative investments	(3.2)	(6.7)	(14.8)

Global real estate	0.6	1.4	(0.3)

Infrastructure	0.1	0.1	1.0

Total net new money	1.8	(45.8)	(103.0)

Invested assets (CHF billion)

Traditional investments	487	502	493	(3)

Alternative and quantitative investments	34	41	41	(17)

Global real estate	36	39	40	(8)

Infrastructure	1	1	1	0

Total invested assets	559	583	575	(4)

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 Includes a gain of CHF 168 million on the sale of a non-controlling interest in Adams Street Partners in 2008.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.   4 Excludes interest and dividend income.

UBS business divisions and Corporate Center
Global Asset Management

Business division reporting (continued)
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Assets under administration by fund services

Assets under administration (CHF billion)[1]	390	406	425	(4)

Net new assets under administration (CHF billion)[2]	(0.8)	(59.7)	(61.1)

Gross margin on assets under administration (bps)	5	5	6	0

Additional information

Average attributed equity (CHF billion)[3]	2.5	2.8	3.0	(11)

Return on attributed equity (RoaE) (%)	20.6	15.9	44.4

BIS risk-weighted assets (CHF billion)	3.5	4.1	8.5	(15)

Return on BIS risk-weighted assets, gross (%)	56.8	37.7	41.2

Goodwill and intangible assets (CHF billion)	1.5	1.7	2.2	(12)

Personnel (full-time equivalents)	3,481	3,471	3,914	0

1 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

2010

Results

Pre-tax profit for 2010 was CHF 516 million compared with CHF 438 million in 2009. Excluding a net goodwill impairment charge of CHF 191 million related to the sale of UBS Pactual in 2009, the pre-tax profit for 2010 would have decreased by CHF 113 million compared with 2009.

Operating income

Total operating income was CHF 2,058 million in 2010, compared with CHF 2,137 million in 2009. Lower performance fees and revenues following the sale of UBS Pactual were partly offset by reduced co-investment losses in real estate and lower operational losses.

Operating expenses

Total operating expenses were CHF 1,542 million in 2010, compared with CHF 1,698 million in 2009. Excluding the abovementioned goodwill impairment and restructuring charges of CHF 48 million during the year 2009, operating expenses would have increased by CHF 83 million in 2010, mainly due to increased personnel expenses. The increase was partly offset by reduced non-personnel expenses as a result of cost-saving initiatives in 2009 and lower expenses following the sale of UBS Pactual. In addition, non-personnel costs included an additional allocation of expenses to the business divisions from the Corporate Center in 2010.
Personnel expenses were CHF 1,096 million in 2010 compared with CHF 996 million in 2009, mainly due to increased expenses for prior years’ deferred variable compensation, partly offset by lower fixed compensation costs as a result of headcount reductions in 2009 and reduced expenses following the sale of UBS Pactual.
General and administrative expenses were CHF 400 million in 2010, compared with CHF 387 million in 2009, mainly due to higher sponsoring and branding costs related to the global re-launch of the UBS brand. The increase was partly offset by lower expenses following the sale of UBS Pactual.
Net charges to other business divisions were CHF 5 million in 2010, compared with CHF 74 million in 2009. Excluding a charge to the Corporate Center of CHF 149 million in 2009, we would have recorded net charges from other business divisions of CHF 75 million. The total 2009 goodwill impairment charge related to the sale of UBS Pactual was CHF 340 million, of which CHF 149 million was charged to the Corporate Center, as this was related to foreign exchange exposures managed by Group Treasury.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Net new money

Net new money inflows were CHF 1.8 billion in 2010 compared with net outflows of CHF 45.8 billion in 2009. Net inflows from third parties were CHF 18.2 billion in 2010 compared with net outflows of CHF 5.1 billion in 2009. Net outflows from clients of our wealth management businesses were CHF 16.4 billion in 2010 compared with net outflows of CHF 40.7 billion in 2009. Net new money in 2010 included CHF 2.5 billion resulting from a transfer of investment management responsibility for the US hedge fund business from Wealth Management Americas to Global Asset Management’s alternative and quantitative investments business.

UBS business divisions and Corporate Center

Excluding money market flows, net new money inflows were CHF 8.2 billion in 2010 compared with net outflows of CHF 33.6 billion in 2009. Net inflows from third parties were CHF 16.2 billion in 2010 compared with net outflows of CHF 6.8 billion in 2009. Net outflows from clients of our wealth management businesses were CHF 8.1 billion in 2010 compared with net outflows of CHF 26.9 billion in 2009.
Some of the inflows and outflows relating to clients of our wealth management businesses are also reported as net new money in- and outflows for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.

Invested assets

Total invested assets were CHF 559 billion on 31 December 2010, compared with CHF 583 billion on 31 December 2009. Negative currency effects were only partly offset by positive market movements and net new money inflows.

Gross margin on invested assets

The gross margin was 36 basis points in 2010 compared with 37 basis points in 2009, reflecting lower performance fees primarily in alternative and quantitative investments, partly offset by lower co-investment losses in real estate and lower operational losses.

Results by business line

Traditional investments

Revenues were CHF 1,259 million compared with CHF 1,319 million, as lower operational losses were more than offset by decreased revenues following the sale of UBS Pactual in 2009.
The gross margin was 25 basis points compared with 26 basis points in the prior year, mainly due to lower performance fees and decreased revenues following the sale of UBS Pactual.
Net new money inflows were CHF 4.2 billion compared with net outflows of CHF 40.6 billion in the prior year. Excluding money market flows, net new money inflows were CHF 10.6 billion compared with net outflows of CHF 28.4 billion in the prior year. Equities saw net inflows of CHF 7.5 billion compared with net outflows of CHF 8.2 billion. Fixed income saw net inflows of CHF 9.7 billion compared with net outflows of CHF 5.6 billion. Multi-asset saw net outflows of CHF 6.3 billion compared with net outflows of CHF 14.5 billion.
Invested assets were CHF 487 billion on 31 December 2010, compared with CHF 502 billion on 31 December 2009. The net decrease reflects negative currency effects, partly offset by positive market movements and net new money inflows.

Alternative and quantitative investments

Revenues were CHF 325 million compared with CHF 405 million due to lower performance fees, which also resulted in a gross margin of 88 basis points compared with 102 basis points.
Net new money outflows were CHF 3.2 billion compared with net outflows of CHF 6.7 billion. Net new money in 2010 included CHF 2.5 billion related to the transfer of investment management responsibility for US hedge fund business from Wealth Management Americas to alternative and quantitative investments. Note that these are reported as invested assets in both business divisions as Wealth Management Americas continues to advise the clients of these funds.
Invested assets were CHF 34 billion on 31 December 2010, compared with CHF 41 billion on 31 December 2009 due to negative currency effects and net new money outflows, partly offset by positive market movements.

Global real estate

Revenues were CHF 258 million compared with CHF 185 million, mainly due to lower co-investment losses and higher performance fees.
Consequently, the gross margin was 68 basis points compared with 47 basis points.
Net new money inflows were CHF 0.6 billion compared with net inflows of CHF 1.4 billion.
Invested assets were CHF 36 billion on 31 December 2010, a decrease of CHF 3 billion from 31 December 2009, due to negative currency effects and market movements, partly offset by net new money inflows.

Infrastructure

Revenues were CHF 14 million compared with CHF 13 million.
Net new money inflows were CHF 0.1 billion, unchanged from the prior year.
Invested assets were CHF 1 billion on 31 December 2010, mostly unchanged from 31 December 2009.

Fund services

Revenues were CHF 202 million compared with CHF 214 million, mainly due to lower administrative fees due to lower average assets under administration and lower interest income.
The gross margin on assets under administration was 5 basis points, unchanged from the prior year.
Net new assets under administration outflows were CHF 0.8 billion compared with net outflows of CHF 59.7 billion in 2009.
Total assets under administration were CHF 390 billion compared with CHF 406 billion, due to negative currency effects and net new assets outflows, partly offset by positive market movements.

UBS business divisions and Corporate Center
Global Asset Management

2009

Results

Pre-tax profit for full year 2009 was CHF 438 million compared with CHF 1,333 million in 2008. Excluding a net goodwill impairment charge in 2009 of CHF 191 million related to the sale of UBS Pactual, restructuring costs in 2009 of CHF 48 million and a gain of CHF 168 million from the sale of our non-controlling interest in Adams Street Partners in 2008, pre-tax profit would have decreased 42% to CHF 677 million.

Operating income

Total operating income was CHF 2,137 million in 2009 compared with CHF 2,904 million in 2008 due to lower management fees associated with a lower average invested assets base and reduced income following the sale of UBS Pactual in 2009. This was partly offset by higher performance fees in alternative and quantitative investments as well as lower operational losses. Additionally, 2008 revenues included a gain of CHF 168 million from the sale of our non-controlling interest in Adams Street Partners.

Operating expenses

Total operating expenses were CHF 1,698 million in 2009 compared with CHF 1,572 million in 2008. Excluding a net goodwill impairment charge in 2009, and restructuring charges during the whole period, operating expenses would have declined 7% to CHF 1,459 million. This resulted from lower general and administrative expenses, partly offset by higher accruals for performance-related compensation due to higher performance fees in alternative and quantitative investments. In 2009, operating expenses included CHF 340 million in goodwill impairment charges related to the sale of UBS Pactual (of which CHF 149 million was charged to the Corporate Center as this was related to foreign exchange exposures managed by Group Treasury).
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
Depreciation of property and equipment was CHF 36 million in 2009, down by CHF 8 million as a result of lower depreciation charges on premises, IT and software.

Development of invested assets

Net new money

Net new money outflows were CHF 45.8 billion for 2009 compared with outflows of CHF 103.0 billion for 2008. Excluding money market flows, net new money outflows were CHF 33.6 billion in 2009 compared with CHF 124.2 billion in 2008. Net outflows from clients of our wealth management businesses were CHF 40.7 billion in 2009 compared with CHF 47.1 billion in 2008. Some of the inflows and outflows relating to clients of our wealth management businesses are also reported as net new money in- and outflows for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.

Invested assets

Total invested assets were CHF 583 billion on 31 December 2009 compared with CHF 575 billion on 31 December 2008. The net increase reflected the positive impact of financial market developments, positive currency fluctuations and CHF 4.2 billion related to the transfer of the real estate investment management business from Wealth Management & Swiss Bank and was partly offset by the exclusion of UBS Pactual assets coupled with net new money outflows.

Gross margin on invested assets

The gross margin was 37 basis points in 2009, compared with 39 basis points in 2008. The calculation of 2008 gross margin included a CHF 168 million gain from the sale of our non-controlling interest in Adams Street Partners in 2008. The 2009 gross margin was supported by higher performance fees, primarily in alternative and quantitative investments, and lower operational losses, partly offset by reduced income following the sale of UBS Pactual.

Results by business line

Traditional investments

Revenues were CHF 1,319 million in 2009 compared with CHF 1,859 million in 2008 due to lower management fees associated with a lower average invested assets base and reduced income following the sale of UBS Pactual in 2009, partly offset by lower operational losses in 2009. Revenues in 2008 also included a gain of CHF 168 million from the sale of our non-controlling interest in Adams Street Partners.
The gross margin was 26 basis points compared with 29 basis points in the prior year. The 2008 gross margin included the abovementioned gain from the sale of our non-controlling interest in Adams Street Partners. The 2009 gross margin was also favorably impacted by lower operational losses.
Net new money outflows were CHF 40.6 billion compared with net outflows of CHF 88.9 billion in the prior year. Excluding money market flows, net new money outflows were CHF 28.4

UBS business divisions and Corporate Center

billion compared with net outflows of CHF 110.1 billion in the prior year. Equities saw net outflows of CHF 8.2 billion compared with net outflows of CHF 31.5 billion. Fixed income saw net outflows of CHF 5.6 billion compared with net outflows of CHF 30.9 billion. Multi-asset saw net outflows of CHF 14.5 billion compared with net outflows of CHF 48.6 billion.

Invested assets were CHF 502 billion on 31 December 2009, compared with CHF 493 billion on 31 December 2008. The net increase reflects the positive impact of financial market developments and positive currency fluctuations, partly offset by the exclusion of UBS Pactual assets coupled with net new money outflows.

Alternative and quantitative investments

Revenues were CHF 405 million compared with CHF 430 million due to lower net management fees associated with a lower average invested assets base. Performance fees were up by CHF 87 million.
The gross margin was 102 basis points compared with 69 basis points primarily due to higher performance fees.
Net new money outflows were CHF 6.7 billion compared with net outflows of CHF 14.8 billion.
Invested assets were CHF 41 billion on 31 December 2009, unchanged from 31 December 2008. The positive impact of financial market developments was offset by net new money outflows and negative currency fluctuations.

Global real estate

Revenues were CHF 185 million compared with CHF 277 million due to losses from co-investments and lower management fees associated with a lower average invested assets base.
This also resulted in a lower gross margin of 47 basis points compared with 63 basis points.
Net new money inflows were CHF 1.4 billion compared with net outflows of CHF 0.3 billion.
Invested assets were CHF 39 billion, a decrease of CHF 1 billion from 31 December 2008 due to the negative impact of market developments, mostly offset by CHF 4.2 billion related to the transfer of the real estate investment management business from Wealth Management & Swiss Bank and net new money inflows.

Infrastructure

Revenues were CHF 13 million, down by CHF 2 million from the prior year, predominantly a result of swings in exchange rates.
Net new money inflows were CHF 0.1 billion compared with net inflows of CHF 1.0 billion.
Invested assets were CHF 1 billion on 31 December 2009, unchanged from 31 December 2008.

Fund services

Revenues were CHF 214 million compared with CHF 322 million, mainly due to a lower average base of assets under administration and lower interest income.
The gross margin on assets under administration was 5 basis points compared with 6 basis points.
Net new assets under administration outflows were CHF 59.7 billion compared with net outflows of CHF 61.1 billion.
Total assets under administration were CHF 406 billion compared with CHF 425 billion due to net new assets outflows and negative currency fluctuations, partly offset by positive impact of financial market developments.

UBS business divisions and Corporate Center
Investment Bank

Investment Bank

Business description

The Investment Bank provides a broad range of products and services to corporate and institutional clients, sovereign and governmental bodies, financial intermediaries, alternative asset managers and private investors. Products and services offered include securities sales, trading and execution, capital raising, advisory services and investment research across all major capital markets.

Business

The Investment Bank has three distinct and aligned business areas:
–	equities
–	fixed income, currencies and commodities (FICC)
–	the investment banking department (IBD)

The equities and FICC businesses are organized under the securities business area to foster a higher degree of alignment and co-operation across our sales and trading businesses. Together, equities and FICC offer access to the primary and secondary securities markets, foreign exchange and prime brokerage services as well as research on equities, fixed income, commodities, and economic, strategic and quantitative research. IBD provides advice on mergers and acquisitions and restructurings, and raises capital for corporate, institutional and sovereign clients in the debt and equity markets. Additionally, IBD plays a lead role in marketing the Group to corporates, leveraging its senior client relationships.

Strategy

Our strategy is centered on an aligned and integrated client-centric business model built around flow and advice, and is supported by a disciplined risk control framework. Our business involves risk-taking to facilitate and intermediate client transactions. However, our trading strategies are subject to tight balance sheet and risk limits, which are controlled by our risk framework.

In supporting our strategy, we have created a securities platform to unify our capabilities in equities and FICC. Our securities strategy is focused on delivering performance across asset classes, giving clients easier access to the entire firm and creating value in the process. We continued to grow our credit, rates and emerging markets businesses, leveraging both existing and new talent as part of our rebuild in FICC. On a selective basis, and marked against hurdle rates and strict criteria, we have re-entered certain businesses relevant to our strategy. We also developed further capabilities in the commodities business. In equities, in addition to enhancing our position in cash equities, we are targeting growth in equity derivatives, exchange-traded derivatives and prime brokerage.
In IBD, we are focused on strengthening our market position in the Americas, while we continue to be among the leaders in Europe, the Middle East and Africa, and Asia Pacific regions.

Organizational structure

The Investment Bank is comprised of the three business areas described above. Additionally, the global capital markets business is a joint venture between securities and IBD, which consists of two separate areas: equity capital markets and debt capital markets. Global leveraged finance is a joint venture between IBD and FICC and includes the global syndicated finance business. We employ approximately 17,000 personnel in over 30 countries.

We operate through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Significant recent acquisitions, disposals and business transfers

Key acquisitions and business transfers over the past three years include:
–	the sale of our Brazilian financial services business, UBS Pactual in 2009; and
–	the agreement to acquire Link Investimentos, a Brazilian financial services firm, announced in 2010.

Competitors

Our main competitors continue to be the major global investment banks, including Bank of America / Merrill Lynch, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

Products and services

Securities

The implementation of the securities organizational structure combined previously distinct trading and sales activities into a holistic business with the goal of improving our market position and overall client service. We aligned certain sales functions across equities and FICC products, resulting in a coordinated securities distribution platform with enhanced cross-asset delivery and specialist skills. Across securities, we also aligned some of our key capabilities, including global capital markets, quantitative analysis and prime services activity as well as a central treasury and trading function for the securities business. Securities research provides in-depth investment analysis across various asset classes on more than 3,000 companies worldwide, or about 80% of the global

UBS business divisions and Corporate Center

market capitalization across 55 markets. In addition, we have a specialist research function offering quantitative analysis, socially responsible investing, alternative research, valuation and accounting, and special situations analysis.

Equities

We are a leading participant in the world’s primary and secondary markets for equity, equity-linked and equity derivative products. We distribute, trade, finance and clear cash equity and equity-linked products. We also distribute new equity and equity-linked issues, and provide research on companies, sectors, geographic markets and macroeconomic trends as part of securities research. Equities has the technology required to support multi-instrument electronic execution for direct market access trading. We have aligned the prime brokerage, exchange-traded derivatives and fixed income clearing businesses within an integrated prime services organization, to provide a more seamless client relationship experience, improve service efficiency and position our business for increased transparency and regulatory changes in over-the-counter (OTC) derivative products.
Equities has global product and functional management, multi-regional operations and strongly embedded local expertise in all major developed and developing markets. The main business lines of the equities business area are:
–	Cash equities provides clients with investment advisory, trade execution offerings and related consultancy services, together with comprehensive access to the primary markets, corporate management and subject matter expertise. We provide full-service trade execution for single stocks and portfolios, deliver capital commitment, block trading, small cap execution services, commission management services, and a full suite of advanced electronic trading strategies, platforms and analytical tools.
–	Derivatives and equity-linked provide exchange-traded and structured or customized solutions to our clients. In addition to products with returns linked to equities or indices, we offer products linked to hedge funds, mutual funds, and real estate and commodity indices in a variety of formats such as over-the-counter, securitized, fund-wrapped and exchange-traded. We also offer a full range of convertible products, synthetic and structured products, and global access to primary and secondary markets.
–	Prime services offers an integrated global prime brokerage business, including multi-asset class clearing and custody, capital consultancy, securities lending and equity swaps execution. The exchange-traded derivatives business is part of this product suite, including execution and clearing services and access to 70 global exchanges. These services are provided through a client-centric service model to hedge funds, banks, asset management and other financial services clients, including corporations, commodity traders, wealth management firms and aggregators.

Fixed income, currencies and commodities

The FICC business area delivers products and solutions to corporate, institutional and public sector clients in all major markets, as well as to private clients via targeted intermediaries. In 2010, to add product diversity and better service clients across the entire fixed income product suite, we selectively re-entered the market in certain (previously exited) products, including several commodities products. The main business lines of the FICC business area are:
–	Macro consists of the foreign exchange, money market and interest rate sales and trading businesses, as well as cash and collateral trading. We provide a range of foreign exchange, precious metals, treasury, and liquidity management solutions to institutional and private clients via targeted intermediaries. Interest rate activities include standardized rate-driven products and services such as interest rate derivatives trading, underwriting and trading of government and agency securities.
–	Credit sales and trading encompasses the origination, under-writing, trading and distribution of cash and synthetic products across the credit spectrum – bonds, derivatives, notes and loans. We are active across all major markets in secondary trading and market-making of flow and structured credit instruments, securitized products and loans, and are focused on providing tailored solutions for our clients. In partnership with IBD, we also provide capital markets debt financing and liability risk management solutions to corporates and institutions.
–	The emerging markets business offers investors in Central and Eastern Europe, the Middle East, Latin America and selected Asian countries access to international markets, and provides international investors with an opportunity to add exposure via our onshore presence in key locations. We also provide liquidity in the local markets across foreign exchange, credit, rates and structured products.

Investment banking department

IBD provides strategic advice and a range of capital markets execution services to corporate clients, financial institutions, financial sponsors, sovereign clients, wealth funds and hedge funds. With a presence in all major financial markets, investment banking coverage is based on a wide ranging matrix of country, sector and product banking professionals.
The main business lines of the IBD business area are:
–	The advisory group assists in acquisitions and sale processes, and also advises on strategic reviews and corporate restructuring solutions.
–	Global capital markets is a joint venture with the securities business. It offers financing and advisory services that cover all forms of capital raising as well as risk management solutions. It comprises the equity capital markets business, aligned with equities, whose products include initial public offerings, secondary offerings and equity-linked transactions; and the debt capital markets business, aligned with FICC, whose products include commercial paper, medium-term notes, senior debt, high-yield debt, subordinated debt and hybrid capital. All our financing products are provided alongside risk management solutions, which include derivatives, structured finance, ratings advisory services and liability management.
–	Global leveraged finance provides event-driven (acquisition, leveraged buyout) loans, and bond and mezzanine leveraged finance to corporate customers and financial sponsors.

UBS business divisions and Corporate Center
Investment Bank

Business performance

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Investment banking	2,414	2,466	2,880	(2)

Advisory revenues	846	858	1,609	(1)

Capital market revenues	1,994	2,514	1,844	(21)

Equities	1,020	1,609	977	(37)

Fixed income, currencies and commodities	974	904	866	8

Other fee income and risk management	(426)	(906)	(573)	53

Securities	10,144	4,390	(26,712)	131

Equities	4,469	4,937	5,184	(9)

Fixed income, currencies and commodities	5,675	(547)	(31,895)

Total income	12,558	6,856	(23,832)	83

Credit loss (expense) / recovery[1]	0	(1,698)	(2,575)	(100)

Total operating income excluding own credit	12,558	5,158	(26,407)	143

Own credit[2]	(548)	(2,023)	2,032	73

Total operating income as reported	12,010	3,135	(24,375)	283

Personnel expenses	6,743	5,568	5,182	21

General and administrative expenses	2,693	2,628	3,830	2

Services (to) / from other business divisions	64	(147)	41

Depreciation of property and equipment	278	360	447	(23)

Impairment of goodwill	0	749	341	(100)

Amortization of intangible assets	34	59	83	(42)

Total operating expenses	9,813	9,216	9,925	6

Business division performance before tax	2,197	(6,081)	(34,300)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A

Cost / income ratio (%)[5]	81.7	190.7	N/A

Return on attributed equity (RoaE) (%)	8.7	(24.1)	(128.2)

Return on assets, gross (%)	1.2	0.4	(1.2)

Average VaR (1-day, 95% confidence, 5 years of historical data)	56	55	79	2

Additional information

Total assets (CHF billion)[6]	966.9	992.0	1 680.3	(3)

Average attributed equity (CHF billion)[7]	25.3	25.3	26.8	0

BIS risk-weighted assets, gross (CHF billion)	119.3	122.4	195.8	(3)

Return on BIS risk-weighted assets, gross (%)	9.7	3.1	(10.0)

Goodwill and intangible assets (CHF billion)	3.2	3.5	4.6	(9)

Compensation ratio (%)[5]	56.1	115.2	N/A

Impaired lending portfolio as a % of total lending portfolio, gross (%)	5.5	8.0	6.0

Personnel (full-time equivalents)	16,860	15,666	19,132	8

1 Includes CHF 172 million in credit losses related to reclassified and acquired securities in 2010.   2 Represents own credit changes of financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 31 December 2010 amounts to CHF 0.2 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of this report.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Neither the cost / income nor the compensation ratio are meaningful if revenues in the Investment Bank are negative.   6 Based on third-party view, i.e. without intercompany balances.   7 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center

2010

Results

In 2010, we recorded a pre-tax profit of CHF 2,197 million compared with a pre-tax loss of CHF 6,081 million in 2009, primarily as a result of increased revenues in FICC, a significant reduction in net credit loss expenses and lower own credit losses on financial liabilities designated at fair value.

Operating income

Total operating income in 2010 was CHF 12,010 million compared with CHF 3,135 million in the prior year. This was mainly a result of increased revenues in the FICC business, a significant reduction in net credit loss expense and lower own credit losses on financial liabilities designated at fair value, and was partly offset by lower revenues in the equities business.

Credit loss expense / recovery

The net credit loss expense in 2010 was nil compared with net credit loss expense of CHF 1,698 million in 2009. In 2010, we recorded CHF 172 million credit loss expenses related to reclassified and acquired securities which were offset by recoveries on certain legacy leveraged finance and asset backed loan positions.
è	Refer to the “Risk management and control” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Own credit

The own credit on financial liabilities designated at fair value reduced significantly to a loss of CHF 548 million from a loss of CHF 2,023 million. While our credit spreads tightened in both years, the effect in 2010 was less pronounced than in 2009.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking

Investment banking revenues were CHF 2,414 million in 2010, marginally down from CHF 2,466 million in the previous year.
Advisory revenues decreased slightly to CHF 846 million from CHF 858 million. While the overall market fee pool increased year on year, our market share declined.
Capital markets revenues were down 21% to CHF 1,994 million from CHF 2,514 million. Equity capital markets revenues were CHF 1,020 million, down 37% from CHF 1,609 million due to reduced market activity in the first half of 2010 following uncertainty over sovereign risk in Europe, and lower revenues in Asia Pacific as domestic Chinese banks took a greater share of fees than in 2009. Fixed income capital market revenues were CHF

974 million, up 8% from CHF 904 million, mainly due to a strong leverage capital market fees pool and market share gain.

Other fee income and risk management revenues were negative CHF 426 million compared with negative CHF 906 million, primarily due to the absence in 2010 of large losses as recorded in 2009, due to an overall stabilization of the credit markets.

Securities

Securities revenues were CHF 10,144 million, compared with CHF 4,390 million in 2009. Revenues of Equities and FICC are analyzed in the respective sections below.

Equities

Revenues in equities were CHF 4,469 million, down 9% from CHF 4,937 million in 2009.
Cash revenues were CHF 1,776 million, compared with CHF 1,959 million due to lower commission income as a result of decreased client activity in the US, offsetting stronger performance in EMEA.
Derivatives and equity-linked revenues were CHF 1,580 million, in line with last year. Derivatives revenues were up as a result of improved client flows and structured products performance in Asia Pacific, partly offset by lower revenues in EMEA due to the sovereign debt crisis, creating a lack of both liquidity and client flow. Equity-linked revenues were down after a strong performance in 2009.
Within the prime services business, revenues were CHF 1,036 million compared with CHF 1,058 million. Prime brokerage revenues declined due to lower average spreads whilst exchange-traded derivatives revenues marginally improved.
Other equities revenues were CHF 77 million compared with CHF 341 million, largely due to lower proprietary trading revenues partially offset by reduced funding and hedging costs.

Fixed income, currencies and commodities

Revenues were positive CHF 5,675 million in 2010 compared with negative CHF 547 million in 2009, when the FICC business was materially affected by losses on residual risk positions.
In credit, revenues rose significantly to positive CHF 2,304 million, up from negative CHF 1,932 million. The turnaround was largely due to the rebuild across the trading and sales businesses, particularly in structured credit and client solutions, as well as lowering of negative revenues from the legacy risk portfolio (the exposure to which was also reduced during this period), and the selective re-entry into previously exited products.
In macro, revenues of CHF 2,249 million were down from CHF 2,933 million in 2009. The decrease mainly stemmed from lower revenues in the rates and foreign exchange businesses, which were affected by a significant decline in market spreads, low interest rate volatility, reduced client activity and general de-risking, particularly in the second half of 2010.
Emerging markets revenues decreased to CHF 521 million from CHF 1,162 million as divesture of UBS Pactual, spread compres-

UBS business divisions and Corporate Center
Investment Bank

sion experienced across foreign exchange and credit markets, and uncertainties over European sovereign debt impacted liquidity and overall client volumes.

Other FICC revenues were positive CHF 601 million compared with negative CHF 2,710 million. The 2010 revenues included CHF 737 million from residual risk positions due to a reduced credit valuation adjustment requirement and net gains on sale.

Operating expenses

Operating expenses increased 6% to CHF 9,813 million in 2010 from CHF 9,216 million in the previous year.
Personnel expenses increased 21% to CHF 6,743 million from CHF 5,568 million, mainly due to increased variable compensation as a result of amortization of prior years’ awards, increased number of employees and a UK Bank Payroll Tax charge of CHF 190 million.
General and administrative expenses increased to CHF 2,693 million in 2010 from CHF 2,628 million in 2009. This was largely due to an increase in legal provisions as well as higher sponsoring and branding costs related to the global re-launch of the UBS brand. These costs were partially offset by a reduction in professional fees.

Net charges from other business divisions were CHF 64 million, compared with a net charge to other business divisions of CHF 147 million.
Depreciation reduced 23% to CHF 278 million in 2010 from CHF 360 million in 2009. Depreciation in 2009 included costs associated with a restructuring charge.
Goodwill impairment charges were nil in 2010 compared with a charge of CHF 749 million in 2009, related to the sale of UBS Pactual.
Amortization of intangible assets was CHF 34 million compared with CHF 59 million in 2009.
In addition, non-personnel costs included an additional allocation of expenses from the Corporate Center to the business divisions in 2010.
è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to the business divisions in 2010

UBS business divisions and Corporate Center

2009

Results

In 2009, we recorded a pre-tax loss of CHF 6,081 million compared with a pre-tax loss of CHF 34,300 million in 2008, primarily due to a reduction in losses on residual risk positions.

Operating income

Total operating income in 2009 was positive CHF 3,135 million, up from negative CHF 24,375 million in 2008, mainly due to substantially reduced losses on risk positions within the FICC business.

Credit loss expense / recovery

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

Own credit

The own credit loss on financial liabilities designated at fair value was CHF 2,023 million as our credit spreads narrowed in 2009, compared with a CHF 2,032 million gain in 2008.
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking

Revenues of the investment banking department were CHF 2,466 million in 2009, down 14% from CHF 2,880 million in the previous year primarily due to reduced advisory revenues partially offset by increases in capital market revenues.
Mergers and acquisitions activity remained subdued during the year with global volumes reaching their lowest annual total since 2004, according to Thomson Reuters. As a result, advisory revenues decreased 47% to CHF 858 million across all regions.
Capital market revenues improved 36% in 2009. Equity capital markets revenues were up 65% to CHF 1,609 million with Europe, the Middle East, Africa and the Asia Pacific region performing well, as investors turned to the equity market for financing, increasing total market volumes by 42% compared with 2008, according to Dealogic. Fixed income capital markets revenues increased 4% to CHF 904 million as global issuance levels rose in 2009 by 38% compared with 2008, based on Dealogic’s debt capital markets classification.

Securities

Securities revenues were CHF 4,390 million compared with negative CHF 26,712 million in 2008. Revenues of Equities and FICC are analyzed in the respective sections below.

Equities

Revenues in equities were CHF 4,937 million in 2009, down 5% from CHF 5,184 million in 2008. Equity market conditions were difficult in 2009, impacting our overall business performance, as did the loss of some key personnel in the first part of the year. We made a number of strategic hires during the second half of the year.
Cash equity revenues were impacted by lower market volumes and a loss in market share.
Derivatives and equity-linked revenues were up compared with 2008. Equity-linked revenues increased significantly as all regions benefited from improvements in valuations and liquidity, partly offset by lower derivatives revenues.
Within the prime services business, revenues in both prime brokerage and exchange-traded derivatives declined. Reductions in prime brokerage revenues were due to a weaker dividend season and lower client balances in the first half of 2009. Declines in exchange-traded derivatives were due to weaker volumes and less favorable interest and margin balances.
Other equities revenues, including proprietary trading, improved with a strong performance recorded across all geographical regions.

Fixed income, currencies and commodities

Revenues were negative CHF 547 million in 2009, up from negative CHF 31,895 million a year earlier. The FICC result continued to be affected by losses on residual risk positions, which had a material impact particularly in the first half of 2009, but decreased significantly in the second half of the year. Despite the overall loss, the core FICC businesses contributed positive revenues in 2009 as the businesses were rebuilt, funding costs were normalized, and liquidity improved.
Credit revenues improved in 2009 as key hires were engaged and residual risk positions were steadily reduced.
In macro, rates business was impacted by movements in our credit spreads on the valuation of our derivative positions. Foreign exchange and money markets revenues were in line with 2008.
Emerging markets revenues increased despite the sale of UBS Pactual, as all regions continued to perform well, most notably in Eastern Europe, the Middle East and Africa.
As we continued to reduce our residual risk positions, we incurred losses related to the liquidation of these positions. Losses on credit valuation adjustments for exposure to monoline insurers arising from purchased credit default protection totaled CHF 0.8 billion in 2009. Losses from credit valuation adjustments incurred in the first quarter of 2009 were only partially offset by gains in the rest of the year, resulting from commutation of a number of

UBS business divisions and Corporate Center
Investment Bank

trades in the second and third quarters. Other areas which incurred losses in first quarter 2009 had a less material impact on the remainder of the year.

Operating expenses

Operating expenses declined to CHF 9,216 million in 2009, from CHF 9,925 million in 2008.
Personnel expenses were CHF 5,568 million in 2009, a 7% increase from the previous year primarily due to higher variable compensation. Salary increases were partly offset by headcount reductions and reduced restructuring costs.
General and administrative expenses decreased to CHF 2,628 million in 2009 from CHF 3,830 million in 2008. This was largely due to reduced legal provisions and real estate restructuring provisions, along with continuing reductions in professional fees, travel and entertaining and market data services resulting from headcount reductions and cost-cutting measures.
Net charges to other business divisions were CHF 147 million in 2009, compared with a net charge from other business divisions in 2008 of CHF 41 million.
Depreciation reduced 19% to CHF 360 million in 2009 from CHF 447 million in 2008, as real estate restructuring charges were lower in 2009. Amortization of intangible assets was CHF 59 million in 2009 compared with CHF 83 million in the prior year. A goodwill impairment charge of CHF 749 million related to the sale of UBS Pactual was incurred in 2009 (of which CHF 328 million was charged to the Corporate Center as this was related to foreign exchange exposures managed by Group Treasury), compared with a CHF 341 million goodwill impairment charge relating to the exit of the municipal securities business in 2008.
Included in the 2009 operating expenses is a restructuring charge of CHF 226 million, consisting of CHF 102 million of personnel expenses and CHF 123 million of costs related to real estate.

UBS business divisions and Corporate Center

UBS business divisions and Corporate Center
Corporate Center

Corporate Center

Business description

The Corporate Center seeks to ensure that UBS operates as a coherent and effective whole, by providing and managing support and control functions for the business divisions and the Group, in the areas of risk, finance (including funding, capital and balance sheet management and management of non-trading risk), legal and compliance, information technology, human resources, real estate, procurement, communication and branding, corporate development, security and service centers.

Aims and objectives

The Corporate Center assists our business divisions through provision of Group-level control in the areas of finance, risk and legal and compliance, as well as through a global corporate shared services organization comprising support and logistics functions. We strive to maintain an appropriate balance between risk and return, and control our corporate governance processes, including compliance with relevant regulations. Each functional head in the Corporate Center has authority over all businesses in their area of responsibility, including the authority to issue Group-wide policies for that area.

The integration of Group-wide shared service functions (information technology, human resources, real estate, procurement, communication and branding, corporate development, security and offshoring) into the Corporate Center was successfully completed in 2009. The focus in 2010 was on centralization, governance and the set-up of business-aligned shared services. The result was a new global corporate shared services organization supporting the business divisions under the leadership of the Group Chief Operating Officer (COO). In parallel, the control functions were centralized under the Group Chief Financial Officer (CFO), the Group Chief Risk Officer (CRO), and the Group General Counsel (GC).
As a result, we have moved further towards sustainable efficiency improvements, effective execution and increased service quality. We have improved our cost management for global and Group-wide cost responsibilities, and have implemented simple service delivery models with clear responsibilities. A new investment governance process is in place to provide oversight, review and approval of programs in the investment portfolio, and those in the pipeline. This is part of a global service level agreement framework, ensuring alignment of investments with the Group’s strategic priorities.
At the end of 2010, across all shared services functions, the Corporate Center had approximately 19,400 employees. Almost all headcount and costs of the centralized functions are re-allocated to the business divisions for which the respective services are performed. The new governance process ensures cost transparency and consistency across service providers and consumers (the business divisions).
The integration of the control and support functions into the Corporate Center creates the foundation for superior Group-wide effectiveness and efficiency, as the operating models of individual functions and cross-functional synergies are optimized. Overall, the integrated structure helps us to maintain a strong, independent control function and provides a strong platform from which we can increase efficiency, create synergies for revenue growth and enhance shareholder value.

UBS business divisions and Corporate Center
Corporate Center

Organizational structure

The Corporate Center consists of the control functions Group Finance, Group Risk, and Group General Counsel, in addition to the shared services functions.

Group Chief Financial Officer (Group CFO)

The Group CFO is responsible for transparency in, and appraisal of, the financial performance of the UBS Group (Group) and business divisions, the Group’s financial reporting, forecasting, planning and controlling processes, and for providing advice on financial aspects of strategic projects and transactions in collaboration with Corporate Development. The Group CFO manages the divisional and Group financial control functions. The Group CFO manages and controls our tax affairs and treasury and capital management, including management and control of funding and liquidity risk as well as regulatory capital ratios. After consultation with the Audit Committee, the Group CFO makes proposals to the Board of Directors (BoD) regarding the standards for accounting we have adopted, and defines the standards for financial reporting and disclosure. Together with the Group Chief Executive Officer (CEO), the Group CFO provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act 2002, and in coordination with the Group CEO, manages relations with analysts, investors and the rating agencies.

Group Chief Operating Officer (Group COO)

The Group COO is responsible for the management and performance of the shared service functions of the Group, including the management and control of Group-wide information technology, procurement, real estate and corporate administrative services, human resources, strategy, communications and branding as well as for physical and information security and offshoring services of

UBS. In addition, the Group COO supports the Group CEO in strategy development and key strategic issues. The Group COO also acts as the CEO of the Corporate Center, and oversees the business and strategic planning of the shared services.

Group Chief Risk Officer (Group CRO)

The Group CRO is responsible for developing and implementing principles and appropriate independent control frameworks for credit, market, country and operational risks within the Group. In particular, the Group CRO formulates and implements the frameworks for risk capacity / appetite, risk measurement, portfolio controls and risk reporting; and has management responsibility over the divisional and firm-wide risk control functions. The Group CRO implements the risk control mechanisms as determined by the BoD, the BoD Risk Committee or the Group CEO. In addition, the Group CRO approves transactions, positions, exposures, portfolio limits and provisions in accordance with the delegated risk control authorities, and monitors and challenges the firm’s risk-taking activities.

Group General Counsel (Group GC)

The Group GC has Group-wide responsibility for legal and compliance matters, policies and processes and for managing the legal and compliance function. The Group GC is responsible for establishing a Group-wide management and control process for our relationship with regulators, in close cooperation with the Group CRO and the Group CFO where relevant, and for maintaining the relationships with our key regulators with respect to legal and compliance matters. The Group GC is further responsible for reporting legal and compliance risks and material litigation, for managing litigation and special and regulatory investigations, and for ensuring that we meet relevant regulatory and professional standards in the conduct of our business.

Corporate Center cost savings

The Corporate Center allocates operating expenses to the business divisions according to service consumption.

In 2010, the Corporate Center had a cost base excluding variable compensation of just below CHF 7.5 billion which includes personnel costs of CHF 3.2 billion. The retained total operating expenses relate to Group governance functions and

Group items which cannot be allocated to specific business divisions.

As mentioned in the text describing the Corporate Center, the integration of the control and support functions has created a superior foundation for Group-wide efficiencies. In 2010, the Corporate Center was able to reduce its cost base excluding variable compensation before allocation by CHF 605 million from the previous year, primarily as a result of lower personnel costs in IT and lower real estate-related costs.

The business divisions fully benefited from the reduced cost base through lower allocations.

Results

Treasury activities and other corporate items reporting

From 2010 onwards, almost all costs incurred by the Corporate Center related to shared services and control functions are allocated to the reportable segments, which directly and indirectly receive the value of the services, either based on a full cost recovery or on a periodically agreed flat fee.

è	Refer to “Note 1a 33) Segment reporting” and “Note 1b Allocation of additional Corporate Center costs to reportable segments” in the “Financial information” section of this report for more information
The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2a Segment reporting” in the “Financial information” section, and in the “UBS business divisions and Corporate Center” section of this report.
The Corporate Center reporting table was renamed to “Treasury activities and other corporate items” to reflect the changes in presentation of the Corporate Center information. It predominantly includes the results of treasury activities, e.g. from the management of structural foreign exchange risks and interest rate risks, residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, other costs related to organizational management, as well as a limited number of specifically defined items. These items include the valuation of UBS’s option to acquire the SNB StabFund’s equity and expenses such as capital taxes, as well as the difference between actually incurred Corporate Center costs and periodically agreed flat fees charged to the business divisions.

è	Refer to the discussion of “Net income from treasury activities and other” in the “UBS results” section of this report for more information on significant items and treasury-related income

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.09

Income	1,135	394	998	188

Credit loss (expense) / recovery	0	(5)	0	(100)

Total operating income	1,135	389	998	192

Personnel expenses	78	551	433	(86)

General and administrative expenses	168	199	353	(16)

Services (to) / from other business divisions	8	306	(73)	(97)

Depreciation of property and equipment	89	193	265	(54)

Amortization of intangible assets	0	0	0

Total operating expenses	343	1,250	979	(73)

Performance from continuing operations before tax	793	(860)	19

Performance from discontinued operations before tax	2	(7)	198

Performance before tax	795	(867)	217

Additional information

BIS risk-weighted assets (CHF billion)	8.9	8.5	8.8	5

Personnel (full-time equivalents)	194	1,624	3,097	(88)

  Risk and treasury
  management

Audited information according to IFRS 7 and IAS 1

Risk disclosures provided in line with the requirements of the International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and disclosures on capital required by the International Accounting Standard 1 (IAS 1) Financial Statements: Presentation form part of the financial statements audited by our independent registered public accounting firm Ernst & Young Ltd., Basel. This information (the audited texts, tables and graphs) is marked by a bar on the left-hand side throughout this report and is incorporated by cross-reference into the financial statements of this report.

    Risk management and control

–
Disciplined risk management and control are essential to our success. In 2010, we continued to make significant investments in our infrastructure, processes, methodologies and people to ensure that our risk frameworks are sufficiently robust to support our risk appetite and business aspirations.

–
Our risk appetite is established within our risk capacity as determined by a complementary set of firm-wide risk metrics, and is approved under Board of Directors (BoD) authority. It is administered and enforced by a detailed limit framework of portfolio and position limits at both UBS Group (Group) and business division levels.

In 2010, increased risk taking was authorized for incremental trading activity, particularly to support client flow activity, and also for loan underwriting. Outside of these two areas, the core risk profile of the firm remained largely unchanged.

Reduction of our residual risk positions remained a priority in 2010. We further reduced our exposures to monoline insurers, student loan auction rate securities and certain restructured legacy leveraged finance positions, thereby decreasing our impaired loan portfolio.

    Treasury management

–
We continued to maintain focus on asset quality and building up capital by increasing our tier 1 capital by CHF 3.5 billion and to further strengthen and safeguard our liquidity position by raising over CHF 15 billion equivalent of public benchmark bonds.

–	We have re-defined treasury interactions between business divisions and desks, improved tools and reporting, and introduced a new Group-wide funds transfer pricing process.

Our total assets stood at CHF 1,317 billion on 31 December 2010, down CHF 23 billion (2%) from CHF 1,341 billion on 31 December 2009. The reduction occurred mainly in replacement values as market and currency movements drove down positive replacement values by CHF 21 billion (to CHF 401 billion). Our funded asset volume, which excludes positive replacement values, remained relatively unchanged, declining by CHF 3 billion in 2010.

In 2010, we continued to maintain a sound liquidity position and a diversified portfolio of funding sources, despite the potential uncertain impact of developments in financial regulatory reforms and the significant market volatility caused by uncertainties regarding the global macroeconomic environment, including certain European fiscal and sovereign debt concerns.

Over the course of 2010, as investors became gradually more risk tolerant, credit spreads and incremental funding costs for most global financial Institutions, including UBS, generally narrowed throughout the yield curve. We raised over CHF 15 billion equivalent of public benchmark bonds with an average maturity of 5.5 years. This exceeded the combined amount of public benchmark bonds and other long-term straight debt which matured, or was redeemed, during 2010. Our customer cash deposits in our wealth and asset management business divisions at year-end 2010 were stable compared with the prior year-end when adjusted for currency effects.

In response to the prolonged low yields, treasury supported and implemented measures to improve Wealth Management & Swiss Bank’s margin income through income-generating fixed receiver swap and bond portfolios.

Group Treasury continued to earn interest income on equity through its portfolio of interest rate products and managed the currency effects on equity and key ratios. Profits and losses in foreign currencies were hedged to protect shareholder value.

At year-end 2010, our BIS tier 1 ratio was 17.8%, and the BIS total capital ratio was 20.4%. While overall BIS risk-weighted assets declined by CHF 7.7 billion to CHF 198.9 billion, our BIS tier 1 capital increased by CHF 3.5 billion to CHF 35.3 billion. Our financial stability allowed us to call and redeem tier 1 and tier 2 instruments in 2010. Nevertheless, the BoD has decided to further bolster capital and has therefore not proposed any dividend for the financial year 2010.

We continued to use the equity attribution framework to guide our businesses in the allocation of resources to opportunities that are expected to provide the best risk-adjusted profitability contributions.

As of 31 December 2010, we had a total of 3.8 billion shares issued, an increase of 273 million shares compared with 31 December 2009. The conversion of CHF 13 billion in mandatory convertible notes on 5 March 2010 led to an issuance of 273 million shares from conditional capital.

Risk and treasury management
Risk management and control

Risk management and control

Disciplined risk management and control are essential to our success. In 2010 we continued to make significant investments in our infrastructure, processes, methodologies and people to ensure that our risk frameworks are sufficiently robust to support our risk appetite and business aspirations. Our risk appetite is established within our risk capacity as determined by a complementary set of firm-wide risk metrics, and is approved under Board of Directors authority. It is administered and enforced by a detailed limit framework of portfolio and position limits at both Group and business division levels. Each element of our risk control framework plays a key role in the decision-making processes within the firm. All material risks are reported to the respective authority holders at least monthly. In 2010, increased risk-taking was authorized for incremental trading activity, particularly to support client flow activity, and also for loan underwriting. Outside of these two areas, the core risk profile of the firm remained largely unchanged. Reduction of our residual risk positions remained a priority in 2010. We further reduced our exposures to monoline insurers, student loan auction rate securities and certain restructured legacy leveraged finance positions, thereby decreasing our impaired loan portfolio.

Summary of key developments in 2010

The most important developments that took place in 2010 with regard to risk management and control include:
–	On a net basis (new credit loss expenses minus recoveries), credit losses at the Group level were CHF 66 million, significantly down from CHF 1,832 million in 2009. Our Swiss and international loan portfolios were materially unchanged.
–	Our impaired loan portfolio decreased by CHF 2.7 billion, primarily due to sales of certain restructured legacy leveraged finance positions, without the incurrence of any meaningful incremental costs to the firm.
–	During the second half of the year, our market risk profile increased moderately from previously low levels (on both an absolute basis and a relative basis to our peers) in line with our previously communicated growth plans in the Investment Bank. This is reflected in the development of our value-at-risk (VaR) and market risk related risk-weighted assets (RWA).
–	After repurchasing USD 7.6 billion at par value of outstanding client holdings of student loan auction rate securities (ARS) in 2010, our remaining purchase commitment at the end of the year was immaterial with a par value of USD 63 million. Despite the material buy-backs, our inventory of student loan ARS decreased by net USD 0.6 billion to USD 9.8 billion, as a result of significant redemptions and sales in the secondary market.
–	We commuted several trades with monoline insurers, which along with an increase in the fair values or the remaining insured assets resulted in a reduction of our net exposure to monoline insurers after credit valuation adjustments (CVA) to USD 1.6 billion. Based on fair values, only 2% of our remaining portfolio of assets hedged with monoline insurers related to US residential mortgage-backed securities collateralized debt obligations (RMBS CDO). Approximately 73% of the remaining assets were collateralized loan obligations (CLO), the vast majority of which were rated AA and above.

–	Our sovereign exposures are subject to limits and are actively managed under an established country risk control framework. As a result, sovereign exposures are commensurate with the rating of each country and the size of each economy. Sovereign exposures of industrialized European countries rated AA and below were materially reduced on a gross and net basis during the year. In addition, we do not have material sovereign risk exposures in the Middle East and North African region.
–	We have made further significant enhancements to our firm-wide risk measures and tools. Our stress testing framework has continued to evolve, including the development of new scenarios to capture our risk exposure to extreme market events and macroeconomic developments.
–	Since the start of 2009, the Swiss Financial Market Supervisory Authority (FINMA) has conducted regular stress tests on the two large Swiss banks. In July 2010, FINMA carried out a stress test which assumed a severe global recession and very sharp, specific shocks for certain European countries. FINMA’s analysis showed that UBS “would have a tier 1 ratio of at least 8% under the stress events tested.”
–	In anticipation of the enhanced Basel II framework, we further enhanced our risk appetite framework by making it more comprehensive and relevant to the current financial environment. New measures supplementing the current market risk capital have been introduced, enabling compliance with the enhanced Basel II requirements.
–	Over the last two years, we took comprehensive steps to help ensure that our compensation plans and processes were redesigned and implemented in such a way to ensure appropriate risk-taking. Risk awareness, assessment and management were integrated into our compensation framework. They now form a basis for designing our compensation plans, determining the overall bonus pool, allocating individual bonuses, and identifying and monitoring performance and compensation of key risk takers and controllers across the organization.

Risk and treasury management

–
We made significant investments in our risk IT platforms during 2010, particularly in the Investment Bank, where we are designing and building a new platform for risk aggregation. Key improvements being introduced include enhanced data quality and detail, automated reporting with ad-hoc analysis and drilldown capability, and re-engineered analytics for more accurate VaR calculations. Work in this area is ongoing.

–
In order to standardize methodology, processes and tools for credit monitoring across our wealth management locations, we began global deployment of a new monitoring solution for this business. Additionally, in our Global Asset Management business, we commenced deployment of a third-party risk measurement application, which will facilitate improved reporting and provide our portfolio managers with enhanced risk management models.

	è	Refer to the “Credit risk”, “Market risk”, “Operational risk”, “Risk concentrations” and “Liquidity and funding management” sections of this report for more information
	è	Refer to the “Compensation” section of this report for more information on our compensation practices

Risk management and control principles

We have five key principles that support the firm in achieving an appropriate balance between risk and return:
–
Protection of financial strength by controlling our overall risk exposures and assessing potential risk concentrations at position and portfolio levels, as well as across all risk types and business divisions.

–
Reputation protection, which depends on a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, including effectively managing and controlling risks. Our risk culture demands that all employees make protecting the firm’s reputation a priority.

–	Management is accountable for all risks in their business, and is responsible for the continuous and active management of their respective risk exposures to ensure that risk and return are balanced.
–	Independent control functions oversee the risk-taking activities of the business, the effectiveness of risk management in the business and the mitigation of operational risks.
–	Disclosure of risk to provide comprehensive and transparent reporting to senior management, the Board of Directors (BoD), shareholders, regulators, rating agencies and other stakeholders.

    Our risk management and control principles are implemented through a risk management and control framework. This framework comprises qualitative elements such as policies and authorities, and quantitative components including risk measurement methodologies and risk limits.

    In addition, the framework is dynamic and continuously adapted as our businesses and the market environment evolve. It includes clearly defined processes to deal with new business initiatives as well as large and complex transactions.

Risk management and control responsibilities

Key roles and responsibilities for risk management and control are:
–
The BoD is responsible for determining the firm’s risk principles, risk appetite and major portfolio limits, including their allocation to the business divisions. The BoD is supported by a BoD Risk Committee (RC), which monitors and oversees the firm’s risk profile and the implementation of the risk framework as established by the BoD. The BoD RC also assesses and approves the firm’s key risk measurement methodologies.

–	The Group Executive Board (GEB) implements the risk framework, controls the firm’s risk profile and approves all major risk policies.
–
The Group Chief Executive Officer (Group CEO) is responsible for the results of the firm, has risk authority over transactions, positions and exposures, and also allocates portfolio limits approved by the BoD within the business divisions.

–	The divisional CEOs are accountable for the results of their business divisions including actively managing their risk exposures, and ensuring that risks and returns are balanced.
–
The Group Chief Risk Officer (Group CRO) reports directly to the Group CEO and has functional and management authority over risk control throughout the firm. Risk Control provides independent oversight of risk and is responsible for implementing the risk control processes for credit, country, market, investment and operational risks. This includes establishing methodologies to measure and assess risk, setting risk limits and developing and operating an appropriate risk control infrastructure. The risk control process is supported by a framework of policies and authorities, which are delegated to Risk Control Officers, corresponding to their experience and scope of responsibilities.

–
The Group Chief Financial Officer (Group CFO) is responsible for ensuring that disclosure of our financial performance is clear and transparent and meets regulatory requirements and corporate governance standards. The Group CFO is also responsible for implementing the risk management and control frameworks for capital management, liquidity, funding and tax.

–	The Group General Counsel (Group GC) is responsible for implementing the firm’s risk management and control principles for legal and compliance matters.

Risk categories

The risks faced by our businesses can be broken down into three different categories: primary risks, consequential risks and business risks. Primary and consequential risks result from our business activities and are subject to independent risk control. Primary risks consist of credit risk, country risk, market risk (including issuer risk) and investment risk. Consequential risks consist of operational risk, which includes legal, compliance and tax risks, and liquidity and funding risks. Definitions of primary and consequential risks are provided below:

Risk and treasury management
Risk management and control

–	Credit risk: the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations.
–
Country risk: the risk of loss resulting from country-specific events. It includes transfer risk, whereby a country’s authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments.

–	Market risk and investment risks: the risk of loss resulting from changes in market variables, whether to our trading positions or financial investments.
–
Operational risk: the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. This includes risks related to legal, compliance and tax matters.

–
Liquidity and funding risks: the risk that we might be unable to either meet our payment obligations when due or to borrow funds in the market at an acceptable price to fund actual or proposed commitments.

Finally, business risks arise from the commercial, strategic and economic risks inherent in our business activities. It is management’s responsibility to manage these risks.
	è	Refer to the “Credit risk”, “Market risk”, “Operational risk” and “Liquidity and funding management” sections of this report for a description of the control frameworks for these risk categories

Risk measurement

A variety of methodologies and measurements are applied to quantify the risks of our portfolios and risk concentrations. Risks that are not properly reflected by standard measures are subject to additional controls, which may include pre-approval of transactions and specific restrictions. Models to quantify risk are generally developed by dedicated units within the firm-wide and business division-facing control functions. We require that valuations and risk models which could impact the firm’s books and records be independently verified and subjected to ongoing monitoring and control by the Group CRO and Group CFO organizations.

Statistical loss and stress loss

We assess potential future losses using two complementary types of risk measures: statistical loss and stress loss.

Statistical loss

Statistical loss measures include VaR, expected loss (EL) and earnings-at-risk (EaR). VaR estimates the losses which could potentially be realized over a set time period at an established level of confidence. EL is used to measure the average annual costs that are expected to arise from our credit portfolios and from operational risks. EaR is comprised of core statistical measures overlaid with management judgment, and measures the potential shortfall in our earnings, which could potentially be realized over a set time period at an established level of confidence.
è	Refer to the “Credit risk”, “Market risk” and “Operational risk” sections of this report for a description of our key statistical loss measures

Stress loss

To complement our statistical loss measures and better understand our risk capacity and appetite, we also perform stress testing. Stress loss is the loss that could result from extreme events under specified scenarios. We use stress testing to quantify our exposures to plausible yet extreme and unusual market movements, and to enable us to identify, understand and manage our potential vulnerabilities and risk concentrations. Our stress testing framework incorporates a comprehensive range of portfolio-specific stress tests as well as combined firm-wide stress tests.
Portfolio-specific stress tests are measures that focus on risks of specific portfolios within the business divisions. Our portfolio stress loss measures are characterized by past events but also include forward-looking elements. The stress scenarios for trading risks capture the liquidity characteristics of different markets and positions. Our stress frameworks include a scenario which reflects the extreme market conditions that were experienced at the height of the financial crisis in the fourth quarter of 2008.
Combined stress testing (CST) captures firm-wide exposure to a number of global systemic events, including a severe global recession. These stress tests are based on forward-looking macroeconomic and market event scenarios calibrated to different levels of severity. The evolution of economic variables and market indicators under these scenarios is defined and applied to our entire risk portfolio. The impact of primary, consequential and business risks is assessed with the aim of calculating the loss and capital implications should these stress scenarios be realized.
Stress test results are included in risk reporting and are important inputs for the risk control, risk appetite and business planning processes of the firm. Our firm-wide stress testing, which captures all major risks across our business divisions, is one of the key inputs for discussions between senior management, the BoD and regulators with regard to our risk profile. We continue to provide detailed stress analyses to FINMA in accordance with their requirements.
The stress scenarios are reviewed, updated and expanded regularly in the context of the macroeconomic and geopolitical environment by a committee comprised of representatives from the business divisions, Risk Control and Economic Research. Our stress testing therefore attempts to provide a control framework that is forward-looking and responsive to changing market conditions. However, the market moves experienced in real stress events may differ from moves envisaged in our scenario specifications.
Most major financial firms employ stress tests, but their approaches vary significantly, and there are no industry standards

Risk and treasury management

defining stress scenarios or the way they are applied to a firm’s positions. Consequently, comparisons of stress results between firms can be misleading and, therefore, like most of our peers, we do not publish quantitative stress test results.

è	Refer to the “Credit risk” and “Market risk” sections of this report for a description of our key stress loss measures

Group risk appetite framework

Our risk appetite framework establishes risk appetite objectives in respect of earnings and capital levels that we seek to maintain, even after experiencing severe losses over a defined time horizon. In order to monitor our risk profile against our risk appetite, we use our two complementary firm-wide risk measurement frameworks: EaR (together with its extension, capital-at–risk (CaR)) and CST. Both frameworks capture risks across all of our business divisions and from all major risk categories, including primary risks, consequential risks and business risks. These measures are significant components of our risk control, capital management and business planning processes, which are described in more detail below.
–	EaR is measured as the potential shortfall in earnings at a 95% confidence level and is evaluated over both three-month and one-year periods.
–	CaR extends EaR to consider the impact on BIS tier 1 capital of a more severe earnings shortfall and is measured at confidence levels from 95% to 99.9%.
–	CST supplements EaR and CaR. As described in the “Stress loss” section above, our firm-wide stress tests evaluate the impact across our risk portfolios, and thereby on our earnings and capital, based on specified macroeconomic stress scenarios.

    Our risk appetite is approved by the BoD. Risk appetite is based on our risk capacity, which is in turn based on our capital and forecasted earnings resources. Our overall risk appetite is set as an upper limit covering the aggregate risk exposure for each risk appetite objective, taking into account inherent limitations in the precision of risk exposure measures that focus on extreme market and economic events. Comparison of the firm’s risk exposure with our risk capacity under prevailing operating conditions as well as prospective business plans serves as an input to the risk limit framework. This comparison is also a key tool to support management decisions on potential adjustments to the risk profile of our firm.

è	Refer to the “Credit risk”, “Market risk” and “Risk concentration” sections of this report for more information on our risk exposures

Risk disclosures

The measures of risk exposure that we use may differ depending on the purposes for which exposures are calculated: financial accounting under International Financial Reporting Standards (IFRS), determination of our required regulatory capital or our internal management. The exposures detailed in the “Credit risk” and “Market risk” sections are typically based on our internal management view of risk exposure.

è	Refer to the “Basel II Pillar 3” section of this report for further information on the exposures we use in the determination of our required regulatory capital

Risk and treasury management
Risk management and control

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations to UBS. This can be caused by factors directly related to the counterparty, such as business or management problems, which cause failures in the settlement process, for example, in foreign exchange transactions where we have fulfilled our obligation but the counterparty fails to deliver the counter-value (settlement risk). Alternatively, it can be triggered by economic or political difficulties in the country in which a counterparty or issuer of a security is based or where it has substantial assets (country risk).

Sources of credit risk

Credit risk arises from traditional banking products such as loans, loan commitments and guarantees (for example, letters of credit). Credit risk also arises from traded products including over-the-counter (OTC) derivative transactions, exchange-traded derivatives, as well as securities financing transactions such as repurchase agreements (repos and reverse repos) and securities borrowing and lending transactions. The risk control processes applied to these products are generally the same, although the accounting treatment may vary as products can be carried at amortized cost (loans and receivables), at fair value through profit and loss (instruments held for trading, instruments designated at fair value) or at fair value through other comprehensive income (available-for-sale instruments) depending on the product type and the nature of the exposure. A form of credit risk also arises on securities and other obligations in tradable form, as their fair values are affected by changing expectations regarding the probability of issuers failing to meet these obligations or when actual failures occur. Where these securities and obligations are held in connection with a trading activity, we view the risk as a market risk. Debt securities not held in connection with a trading activity are reported as debt investments at the end of this section. Many of the business activities of Wealth Management & Swiss Bank and the Investment Bank expose us to credit risk, while credit risk exposures from Wealth Management Americas and Global Asset Management are less material.

Credit risk control

Limits and controls

Limits are established for individual counterparties and their counterparty groups covering banking and traded products, as well as settlement amounts. These limits apply not only to the current outstanding amount, but also to contingent commitments and the potential future exposure of traded products. Credit engagements may not be entered into without the appropriate approvals and adherence to limits.

     In the Investment Bank, a distinction is made between exposures intended to be held to maturity (take-and-hold exposures) and those which are intended to be held for a short term, pending distribution or risk transfer (temporary exposures).
     Credit risk concentrations can arise if clients are engaged in similar activities, are located in the same geographical region or have comparable economic characteristics, for example, if their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits and/or operational controls to constrain risk concentrations at portfolio and sub-portfolio levels with regard to sector exposures, country risk and specific product exposures.

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
     Lombard loans are made against the pledge of eligible marketable securities or cash. The Investment Bank also takes collateral in the form of marketable securities and cash in its OTC derivatives and securities financing businesses. Discounts (haircuts) are generally applied to the market value of the collateral reflecting the quality, liquidity and value volatility of the underlying collateral. Exposure and collateral values are continuously monitored, and margin calls or close-out procedures are enforced when the market value of collateral falls below a predefined trigger level. Concentrations within individual collateral portfolios and across clients are also monitored where relevant and may affect the haircut applied to a specific collateral pool.
     Our OTC derivatives trading is generally conducted under bilateral International Swaps and Derivatives Association (ISDA), or ISDA-equivalent, master trading agreements, which allow for the close-out and netting of all transactions in the event of default. We also have two-way collateral agreements with major market participants under which either party can be required to provide collateral in the form of cash or marketable securities when the exposure exceeds a predefined level. Our OTC derivatives activity with lower-rated counterparties is typically conducted under one-way collateral agreements where only the counterparty is required to provide us with collateral. For certain counterparties, like hedge funds, we may also use two-way collateral agreements. We have clearly defined processes for entering into netting and collateral

Risk and treasury management

agreements, including the requirement to have a legal opinion on the enforceability of contracts in relevant jurisdictions in the case of insolvency.

    Primarily in the Investment Bank, we actively manage the credit risk of our portfolios with the aim of reducing its concentrations toward specific counterparties, sectors or portfolios. Hedging measures include single-name credit default swaps (CDS), index CDS, credit-linked notes and total return swaps. Single-name CDS are generally executed under bilateral netting and collateral agreements with high-grade market counterparties. We observe strict standards for recognizing credit hedges; for example, we usually do not recognize credit risk mitigants such as proxy hedges (credit protection on a correlated but different name) or index CDS for the purposes of monitoring exposures against limits. Buying credit protection creates credit exposure against the hedge provider. We monitor our exposures to credit protection providers and the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. Where there is significant correlation between a counterparty and the hedge provider (so-called wrong-way risk), our policy is to discourage such activity, but in any event, not to recognize any hedge benefit in credit risk measures.

è	Refer to the “Basel II Pillar 3” section of this report for more information on credit derivatives

Credit risk measurement

We have developed tools and models to measure credit risk. Exposures to individual counterparties are measured based on three generally accepted parameters: probability of default, exposure at default and loss given default. These parameters are the basis for the majority of our internal measures of credit risk, and are key inputs for the regulatory capital calculation under the advanced internal ratings-based (advanced IRB) approach of the framework governing international convergence of capital measurement known as Basel II. We also use models to derive the portfolio credit risk measures of expected loss, statistical loss and stress loss.

Probability of default

The probability of default (PD) is an estimate of the likelihood of a counterparty defaulting on its contractual obligations. This probability is assessed using rating tools tailored to the various categories of counterparties. These categories are also calibrated to our internal credit rating scale (masterscale) designed to ensure a consistent assessment of default probabilities across counterparties. We regularly assess the performance of our rating tools and adjust our model parameters as necessary. In addition to using ratings for credit risk measurement, we use them as an important input to determine credit risk approval authorities.

    In the Investment Bank, rating tools are applied to broad segments including banks, sovereigns, corporates, funds, hedge funds and commercial real estate. We determine our choice of the relevant assessment criteria, for example, financial ratios and qualitative factors, for the rating tools on the basis of various statistical analyses, externally available information and expert judgment.

    Within our retail and corporate banking business in Switzerland, we rate our business and corporate clients in the small-to-medium enterprise (SME) segment using statistically developed scorecards. The underlying data used in our scorecards is predominantly based on a combination of clients’ financial information, qualitative criteria and credit loss history over several years. To rate our large corporate clients domiciled in Switzerland, Wealth Management & Swiss Bank uses templates established for this segment by our Investment Bank. We assess the probability of default from loans secured on owner-occupied or investment properties with a model that takes loan-to-value ratios and debt service capacity of the obligor into account. We rate lombard loan exposures by means of a model simulating potential changes in the value of the collateral, and the probability that it may become lower than the loan amount.

    Our masterscale expresses default probabilities that we determine through our various rating tools by means of distinct classes, whereby each class incorporates a range of default probabilities. Counterparties migrate between rating classes as our assessment of their probability of default changes.

    The ratings of the major credit rating agencies, and their equivalents on our masterscale, are shown in the “UBS internal rating scale and mapping of external ratings” table. The mapping is based on the long-term average of one-year default rates that we observed for each external rating grade. Observed defaults by rating agencies may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agencies average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ grades, and we adjust their mapping to our masterscale as necessary to reflect any material changes.

UBS internal rating scale and mapping of external ratings
UBS
internal		Moody's Investor	Standard & Poor's
rating	Description	Services equivalent	equivalent

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA–

3		A1 to A3	A+ to A–

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB–

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba2	BB

9		Ba3	BB–

10		B1	B+

11		B2	B

12		B3	B–

13		Caa to C	CCC to C

14	Defaulted		D

Risk and treasury management
Risk management and control

Exposure at default

Exposure at default (EaD) represents the amount that we expect to be owed by a counterparty at the time of default. We derive EaD from our current exposure to the counterparty and the possible future development of that exposure.
The EaD of a loan is the drawn or face value of the loan. For loan commitments and guarantees, the EaD includes the amount drawn as well as potential future amounts that may be drawn, which are estimated based on historical observations.
For traded products, we derive the EaD by modeling the range of possible exposure outcomes at the time the counterparty defaults. For securities financing transactions, we assess the net amount that may be owed to us or that we may owe to others, taking into account the impact of market moves over the potential time it takes to close out all our positions. For exchange-traded derivatives, our calculation of EaD accounts for daily cash margining. We derive the EaD for OTC derivatives by modeling the potential development of replacement values of the portfolio of trades by counterparty (potential credit exposure) less the values of legally enforceable netting agreements. For collateralized OTC derivatives, our potential credit exposure is based on the development of collateral values and the price correlation between the various instruments.
When measuring individual counterparty exposure against credit limits, we consider the maximum likely exposure measured to a high confidence level of outstanding obligations. However, when aggregating exposures to different counterparties for portfolio risk measurement purposes, we use the expected exposure to each counterparty at a given time period (usually one year) generated by the same model.
We monitor the performance of our exposure models by backtesting and benchmarking them, whereby model outcomes are compared against actual results based on our internal experience as well as externally observed results.
We assess our exposures where there is a material correlation between the factors driving the credit quality of the counterparty and those driving the potential future value of our traded product exposure (wrong-way risk), and we have established specific controls to address these risks.

Loss given default

We determine loss given default (LGD) based on the likely recovery rate of claims against defaulted counterparties, which is a function of the type of counterparty and any credit mitigation or support by way of security interest or guarantees. LGD estimates include loss of principal and interest and other amounts, such as workout costs, including the cost of carrying an impaired position during the workout process. In our Investment Bank, LGD estimates are based on an assessment of key risk drivers such as industry segment, collateral and seniority of a claim as well as a country’s legal environment and bankruptcy procedures, supported by our internal loss data and external information where available. In our other lending portfolios, the LGD differs by counterparty and collateral type and is statis-
tically estimated based on our internal loss data. Where we hold collateral, such as marketable securities or a mortgage over a property, loan-to-value ratios are a key factor in determining LGD.

Expected loss

Credit losses are an inherent cost of doing business, but the occurrence and amount of credit losses can be erratic. In order to quantify future credit losses that may be implicit in our current portfolio, we use the concept of expected loss (EL).
EL is a statistical measure used to estimate the average annual costs that we expect to experience from positions in our current credit portfolio that become impaired. The EL for a given credit facility is a function of the three components described above: PD, EaD and LGD. We aggregate the EL for individual counterparties to derive our expected portfolio credit losses.
EL is the basis for quantifying credit risk in all our portfolios. It is also the starting point for the measurement of our portfolio statistical loss and stress loss and may be used as an input to value certain products.
è	Refer to the discussion on “Impairment and default – distressed claims” below for more information

Statistical and stress loss

We use a statistical modeling approach to estimate the loss profile of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the EL, with the variation around due to systematic default relationships among counterparties within, and between, segments and which is sensitive to concentration risks on individual counterparties and groups of counterparties. The results of this analysis provide an indication of the level of risk in our portfolio and the way it may develop over time.
Stress loss is a scenario-based measure which complements our statistical modeling approach. We use it to assess our potential loss in various stress scenarios based on the assumption that one or more of the three key credit risk parameters will deteriorate substantially. We run stress tests on a regular basis and use them to monitor our portfolios and identify potential risk concentrations. For certain of our portfolios and segments, stress loss may also be subject to limits.
è	Refer to the discussion on stress loss in this section for more information

Composition of credit risk – UBS Group

The exposures detailed in the tables in this section are based on our management view of credit risk.

     The “Credit exposure by business division” table shows a breakdown of our banking and traded product exposures before and after allowances and provisions, CVA and specific hedges. Portfolio hedges, such as index CDS, are not included in this analysis. Banking product exposures are shown on a nominal basis, without applying credit conversion factors. Exposures to OTC de-

Risk and treasury management

rivatives are shown in the table as net positive replacement values after the application of legally enforceable netting agreements and the deduction of cash collateral. Exchange-traded derivatives (ETD) exposures take into account initial and variation margins. Securities financing exposures are shown net of the collateral we received. Comparative figures for 2009 are also shown on this basis.
Our total credit exposure before deductions amounted to CHF 445 billion on 31 December 2010, compared with CHF 451 billion at the end of 2009. Our banking product exposures remained materially unchanged at CHF 356 billion as of 31 December 2010. Our traded products exposures, which arise largely in our Investment Bank, declined by CHF 7 billion to CHF 89 billion as of 31 December 2010, due to the decrease of CHF 11 billion in the replacement values of OTC derivatives. The largest component of our credit exposure before deductions as of 31 December 2010 was our loan portfolio, accounting for CHF 242 billion or 54% of our total credit exposure. Of this, CHF 202 billion was attributable to Wealth Management & Swiss Bank.
Further information on the composition and credit quality of Wealth Management & Swiss Bank’s loan portfolio and the Investment Bank’s banking products and OTC derivatives portfolios is provided in this section. Analysis of our Investment Bank and Wealth Management & Swiss Bank portfolios is based on net exposure (i.e. after deduction of hedges) because we actively utilize credit hedging to manage our risks in these portfolios.
è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information on the reclassification of cash collateral from derivative transactions and prime brokerage receivables and payables

è	Refer to the “Basel II Pillar 3” section of this report for more information on the credit exposures used in the determination of our required regulatory capital and additional information on credit derivatives

è	Refer to “Note 23 Derivative instruments and hedge accounting“ and “Note 29c Measurement categories of financial assets and liabilities“ in the “Financial information” section of this report for further information on IFRS required disclosures on derivatives and credit risk

Credit exposure by business division
	Wealth Management &		Wealth Management
	Swiss Bank		Americas		Investment Bank				Other[1]		UBS
CHF million	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10		31.12.09		31.12.10	31.12.09	31.12.10		31.12.09

Balances with central banks	10,727	8,589			13,732		9,525				24,459		18,114

Due from banks	2,678	2,679	2,157	1,074	13,924		13,959		315	282	19,075		17,993

Loans	201,942	197,178	22,472	21,496	17,679	[2]	25,351	[2]	158	86	242,250	[2]	244,111	[2]

Guarantees	10,505	11,908	370	385	4,820		4,881		123	141	15,819		17,315

Loan commitments	7,276	7,236	1,066	498	46,216		49,356				54,558		57,090

Banking products[3]	233,128	227,590	26,065	23,453	96,371	[4]	103,072	[4]	596	509	356,161		354,624

OTC derivatives	4,048	3,583	56	44	47,452		58,121		284	947	51,840		62,695

Exchange-traded derivatives	978	1,059	1,114	611	14,599		14,933				16,691		16,603

Securities financing transactions			156	185	20,279		16,939				20,435		17,124

Traded products	5,026	4,642	1,326	840	82,330		89,993		284	947	88,966		96,422

Total credit exposure	238,155	232,232	27,391	24,293	178,701		193,065		880	1,456	445,127		451,046

Total credit exposure, net[5]	236,488	230,169	27,389	24,289	143,364		141,838		876	1,451	408,117		397,747

[1] Includes Global Asset Management, treasury activities and other corporate items.   [2] Does not include reclassified and acquired securities.   [3] Excludes loans designated at fair value.   [4] IFRS Banking products including securities and internal risk adjustments were CHF 119,177 million (31.12.09: CHF 128,919 million).   [5] Net of allowances, provisions, CVA and hedges.

Risk and treasury management
Risk management and control

Composition of credit risk – business divisions

Wealth Management & Swiss Bank
The total gross banking products exposure of Wealth Management & Swiss Bank was CHF 233 billion on 31 December 2010, compared with CHF 228 billion on 31 December 2009. The high quality of this portfolio is illustrated by the rating and loss given default distributions shown in the “Wealth Management & Swiss Bank: distribution of net banking products exposure across UBS internal rating and loss given default buckets” table. Approximately 60% of Wealth Management & Swiss Bank’s banking product portfolio is rated investment grade, with over 80% of it categorized in the lowest LGD bucket of 0–25%.

As of 31 December 2010, Wealth Management & Swiss Bank’s gross loan portfolio had increased slightly to CHF 202 billion,

compared with CHF 197 billion on 31 December 2009, mainly in our Asia Pacific region, with exposure increases in local currencies cushioned by the strengthening of the Swiss franc. Of Wealth Management & Swiss Bank’s loan portfolio, 92% was secured by collateral, of which CHF 144 billion was secured by real estate and CHF 43 billion by marketable securities. The majority of the real estate exposure is secured by a portfolio of Swiss residential property (single and multi-family homes), which have typically exhibited a low risk profile.

Wealth Management & Swiss Bank’s gross unsecured loan portfolio amounted to CHF 15.4 billion on 31 December 2010, with half of this portfolio rated as investment grade. Approximately 55% of the unsecured portfolio related to cash-flow-based lending to corporate counterparties, and 32% of the unsecured loans related to public authorities, mainly in Switzerland, as of 31 December 2010.

Wealth Management & Swiss Bank: distribution of net banking products exposure across UBS internal rating and loss given default buckets

CHF million, except where indicated			31.12.10					31.12.09
	Moody’s			LGD buckets
	Investor	Standard &						Weighted		Weighted
	Services	Poor’s						average		average
UBS internal rating	equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

	Aaa to	AAA to
Investment grade	Baa3	BBB−	140,194	113,509	25,961	712	11	16	134,626	18

Sub-investment grade			89,888	80,398	7,378	1,118	995	12	89,434	15

of which: 6–9	Ba1 to Ba3	BB+ to BB−	86,867	78,027	6,761	1,084	995	11	85,864	15

of which: 10–12	B1 to B3	B+ to B−	2,967	2,333	601	33		17	3,494	20

of which: 13	Caa & lower	CCC & lower	55	38	16	1		20	76	21

Total non-defaulted			230,082	193,907	33,339	1,830	1,006	14	224,061	17

Defaulted[1]			1,379						1,465

Net banking products exposure[2]			231,461						225,526

1 Includes CHF 83 million of off-balance sheet items (31.12.09: CHF 4 million). Due to the applied risk calculation approach for default positions, no LGD is assigned.  2 Gross exposure before deduction of allowances and provisions for credit losses of CHF 817 million (31.12.09: CHF 1,053 million) and credit hedges of CHF 849 million (31.12.09: CHF 1,010 million) is CHF 233,128 million (31.12.09: CHF 227,590 million).

Wealth Management & Swiss Bank: composition of loan portfolio, gross
CHF million	31.12.10		31.12.09

Secured by residential property	122,815	60.8%	122,106	61.9%

Secured by commercial / industrial property	20,766	10.3%	20,378	10.3%

Secured by securities	42,993	21.3%	39,136	19.8%

Unsecured loans	15,367	7.6%	15,558	7.9%

Total loans, gross	201,942	100.0%	197,178	100.0%

Total loans, net of allowances and credit hedges	201,012		196,064

Risk and treasury management

Wealth Management Americas

The total gross banking products exposure of Wealth Management Americas increased to CHF 26 billion on 31 December 2010, compared with CHF 23 billion on 31 December 2009. This portfolio consists mainly of loans secured by marketable securities. These loans are of high quality, with 93% (88% in 2009) rated as investment grade.

Wealth Management & Swiss Bank: unsecured loans by industry sector

CHF million	31.12.10	31.12.09

Construction	252	263

Financial institutions	642	895

Hotels and restaurants	59	74

Manufacturing	2,172	2,599

Private households	1,842	1,984

Public authorities	4,895	4,176

Real estate and rentals	889	778

Retail and wholesale	1,551	1,778

Services	2,776	2,768

Other	288	243

Total	15,367	15,558

Risk and treasury management
Risk management and control

Investment Bank

The “Investment Bank: banking products and OTC derivatives exposure” table shows the Investment Bank’s credit exposures to banking products and OTC derivatives before and after allowances and provisions, CVA and specific hedges based on our internal risk view. Portfolio hedges, such as index CDS, are not included in this analysis. The gross banking product exposures shown in this table exclude nostro accounts and money market balances, which are included in the “Credit exposure by business division” table.
Approximately 90% of the Investment Bank’s net OTC derivative portfolio was traded with counterparties rated investment grade, the majority of which were banks and regulated financial institutions with which trading was conducted on a collateralized basis.
Approximately 60% of the Investment Bank’s net banking products portfolio was rated investment grade, with the majority of exposures related to its lending activities with corporates and other non-banks.
The subsequent tables provide additional analysis of the portfolio by our internal rating and LGD, industry sector and geographical region.
The Investment Bank’s net banking products exposure to corporates and other non-banks remained stable at CHF 41.6 billion as of 31 December 2010. The Investment Bank continued to actively manage the credit risk on this portfolio and as of 31 December 2010 it held CHF 29 billion of single-name CDS hedges against its exposures to corporates and other non-banks.
The Investment Bank’s net banking products exposure to corporates and other non-banks continued to be diversified across

Investment Bank: banking products and OTC derivatives exposure1

	Banking products		OTC derivatives
CHF million	31.12.10	31.12.09	31.12.10	31.12.09

Total exposure, before deduction of allowances and provisions, CVA and hedges	70,885 [2]	82,084 [2]	47,452	58,121

less: allowances, provisions and CVA	(124)	(1,520)	(2,224)	(4,475)

less: credit protection bought (credit default swaps, notional)	(29,154)	(39,314)	(3,683)	(5,741)

Net exposure after allowances and provisions, CVA and hedges	41,608	41,250	41,546	47,905

1 Banking products: risk view, excludes central banks, due from banks, securities and internal risk adjustments. OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   2 Banking products including money market and nostro accounts amounted to CHF 96,371 million (31.12.09: CHF 103,072 million).

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, across UBS internal rating and loss given default buckets

CHF million, except where indicated			31.12.10						31.12.09
				LGD buckets				Weighted		Weighted
	Moody's Investor	Standard & Poor’s						average		average
UBS internal rating	Services equivalent	equivalent	Exposure	0 – 25%	26 – 50%	51 – 75%	76 – 100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa to Baa3	AAA to BBB–	25,603	7,755	11,417	2,636	3,795	43	26,273	39

Sub-investment grade			16,005	6,690	6,619	2,181	515	33	14,977	34

of which: 6 – 9	Ba1 to Ba3	BB+ to BB–	6,812	2,322	3,555	824	111	36	6,896	36

of which: 10 – 12	B1 to B3	B+ to B–	8,285	3,880	2,826	1,258	321	31	5,338	27

of which: 13 & defaulted	Caa & lower	CCC & lower	908	488	238	100	83	35	2,743	42

Net banking products exposure to corporates and other non-banks, after application of credit hedges			41,608	14,444	18,036	4,817	4,310	39	41,250	37

Investment Bank: distribution of net OTC derivatives exposure, across UBS internal rating and loss given default buckets

CHF million, except where indicated			31.12.10						31.12.09
				LGD buckets				Weighted		Weighted
	Moody's Investor	Standard & Poor’s						average		average
UBS internal rating	Services equivalent	equivalent	Exposure	0 – 25%	26 – 50%	51 – 75%	76 – 100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa to Baa3	AAA to BBB–	37,552	8,877	24,640	2,591	1,444	36	42,883	34

Sub-investment grade			3,994	607	1,709	133	1,545	54	5,022	48

of which: 6 – 9	Ba1 to Ba3	BB+ to BB–	2,302	386	1,005	120	791	55	2,382	62

of which: 10 –12	B1 to B3	B+ to B–	889	41	673	9	166	53	1,066	22

of which: 13 & defaulted	Caa & lower	CCC & lower	803	180	31	4	588	70	1,574	60

Net OTC derivatives exposure, after application of credit hedges			41,546	9,484	26,349	2,724	2,989	39	47,905	37

Risk and treasury management

industry sectors. Based on our assessment, the vast majority of the sub-investment grade exposures in this portfolio had an LGD of 0–50% on 31 December 2010.

è	Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities including carrying values of student loan auction rate securities, monoline protected assets and US commercial real estate positions

Loan to BlackRock fund

In the second quarter of 2008, we sold a portfolio of US residential mortgage-backed securities (RMBS) for USD 15 billion to the RMBS Opportunities Master Fund, LP (RMBS fund), a special purpose entity managed by BlackRock Financial Management, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS.
The RMBS fund amortizes the loan through monthly payments drawn from amounts collected from the underlying assets. These collections are allocated to the payment of interest and principal of the loan and to the holders of equity interests in the RMBS fund in accordance with the terms of the loan agreement. Allocations to equity holders may be reduced or suspended in the event of specified declines in the aggregate notional balance of the portfolio, and we may assume control of the underlying assets in the event of a specified further decline in the notional balance.

As of 31 December 2010, the loan had a balance outstanding of USD 5.7 billion (USD 7.1 billion on 31 December 2009), taking into account amounts held in escrow. This loan balance is also reflected in the Investment Bank’s credit exposures shown in the tables on the previous pages. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 December 2010 was USD 13.4 billion. By notional balance, the portfolio was comprised primarily of Alt-A (53%) and sub-prime (33%) credit grades. In terms of priority, the portfolio was dominated by senior positions (95%).
The RMBS fund is not consolidated in our financial statements. We continue to monitor the RMBS fund and its performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards. We also continue to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through the year ended 31 December 2010 have not altered our conclusion that the loan is not impaired and that consolidation is not required.

Investment Bank: net banking products and OTC derivatives exposure by industry sector[1]
	Banking products		OTC derivatives
CHF million	31.12.10	31.12.09	31.12.10	31.12.09

Banks	2,608	3,655	13,409	9,982

Chemicals	1,046	1,347	179	267

Electricity, gas, water supply	2,380	2,120	155	150

Non-bank financial institutions	13,054	12,661	20,778	29,171

Manufacturing	8,021	6,695	524	710

Mining	3,707	2,284	94	562

Public authorities	1,921	2,657	49	51

Retail and wholesale	2,722	1,530	861	982

Transport, storage and communication	4,537	4,057	581	642

Other	1,611	4,243	4,916	5,389

Total	41,608	41,250	41,546	47,905

1 Banking products: exposure to corporates and other non-banks after risk-transfer, and after application of credit hedges. OTC derivatives: net replacement values include the impact of netting agreements (incl. cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.

Investment Bank: net banking products and OTC derivatives exposure by geographical region
	Banking products		OTC derivatives
CHF million	31.12.10	31.12.09	31.12.10	31.12.09

Switzerland	348	543	1,804	1,759

Rest of Europe	5,291	6,759	19,874	22,286

North America	32,721	29,222	15,764	19,907

Latin America	34	152	185	123

Asia Pacific	2,658	4,014	3,338	3,236

Middle East and Africa	556	559	580	594

Total	41,608	41,250	41,546	47,905

Risk and treasury management
Risk management and control

Impairment and default – distressed claims

With respect to distressed claims resulting from banking products, we distinguish between loans that are “past due” and those that are “impaired”. We consider a loan to be past due when a contractual payment has been missed. We consider a loan as impaired if it is probable that we will not fully recover all contractual payments due under the loan as a result of the borrower’s inability, or unwillingness, to meet its obligations after realization of available collateral. Past due but not impaired loans are those that have suffered missed payments, but are not considered impaired because we expect to collect all amounts due under the contractual terms of the loans or the equivalent value. We also assess claims from securities financing transactions for default and impairment using the same principles and processes as we use for banking products.

    We have established processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS requirements. Our credit controls applied to valuation and work-out are the same for both amortized cost and fair-valued credit products. With exception of a part of the mortgage portfolio and small unsecured retail account overdrafts, we assess each identified case individually. Our workout strategy and estimation of recoverable amounts are independently approved.

    None of the portfolios with collective loan loss provisions are included in the totals of impaired loans in the tables shown in the composition of credit risk for business divisions in the “Credit risk” section of this report.

    We also assess our portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment in order to consider if these portfolios contain impaired obligations where the individual impaired items cannot yet be identified. In our retail and corporate banking business in Switzerland, we typically review individual positions for impairment only after they have been in arrears for a certain time. To cover the time lag between the occurrence of an impairment event and its identification, we establish collective loan loss allowances based on the expected loss for the portfolio over the average period between trigger events and the identification of individual impairment. Collective loan loss allowances of this kind are typically not required for our investment banking businesses because we continuously monitor individual counterparties and exposures to identify impairment events at an early stage.

    Additionally, for all of our portfolios we assess whether there have been any unforeseen developments which might result in impairments but that are not immediately observable. These events could be stress situations, such as a natural disaster or a country crisis, or they could result from structural changes in the legal or regulatory environment. To determine whether an event-driven collective impairment exists, we use a set of global economic drivers to regularly assess the most vulnerable countries and review the impact of any potential impairment event.

The recognition of impairment in our financial statements depends on the accounting treatment of the claim. For products carried at amortized cost, impairment is recognized through the creation of an allowance or provision charged to the income statement as a credit loss expense. For products recorded at fair value, such as derivatives, a deterioration of the credit quality is recognized through a CVA charged to the income statement through the Net trading income line.

è	Refer to “Note 27a Valuation principles” in the “Financial information” section of this report for more information on CVA

Impaired loans, allowances and provisions

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the IFRS balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impairments.

    The table shows that our allowances and provisions for credit losses, excluding collective loan loss provisions (CLLP) of CHF 47 million, decreased 56% to CHF 1,193 million on 31 December 2010 from CHF 2,720 million (excluding CLLP of CHF 49 million) at the end of 2009.

    We consider a reclassified security an impaired loan if the carrying value at the balance sheet date is, on a cumulative basis, 5% or more below the carrying value at the reclassification date adjusted for redemptions.

Our gross impaired loan portfolio decreased to CHF 4,172 million on 31 December 2010 from CHF 6,829 million on 31 December 2009.

    The ratio of the impaired loan portfolio to the total loan portfolio (both measured gross) was 1.6% on 31 December 2010 compared with 2.5% on 31 December 2009. For loans excluding securities the ratio was 0.9% on 31 December 2010 compared with 2.3% on 31 December 2009.

    We reclassified loans and receivables with carrying amounts of CHF 39 million and CHF 58 million from impaired to performing during 2010 and 2009 respectively. This reclassification occurred because the loans had either been renegotiated and the new terms and conditions met normal market criteria for the quality of the obligor and type of loan, or because the financial position of the obligor improved, enabling it to repay any past due amounts such that we deemed future principal and interest to be fully collectible in accordance with the original contractual terms.

    Collateral held against our impaired loan portfolio mainly consisted of real estate and multi-asset-backed securities. It is our policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in our balance sheet under Other assets at the end of 2010 and 2009 amounted to CHF 90 million and CHF 245 million, respectively.

    We seek to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation.

Risk and treasury management

Allowances and provisions for credit losses
					Allowances and provisions		Estimated liquidation
CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[1]		for credit losses[2]		proceeds of collateral		Impairment ratio (%)
As of	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09

UBS Group

Balances with central banks	24,459	18,114							0.0	0.0

Due from banks	17,158	16,836	21	36	24	32			0.1	0.2

Loans	263,964	269,124	4,172	6,829	1,039	2,598	2,286	2,200	1.6	2.5

of which: related to reclassified securities[3]	11,719	19,255	1,574	1,090	221	162	1,376	958	13.4	5.7

of which: related to acquired securities	9,673	7,982	351	119	52	17	313	105	3.6	1.5

of which: related to other loans	242,572	241,887	2,247	5,620	766	2,419	597	1,137	0.9	2.3

Guarantees	16,535	17,070	160	141	96	78	7		1.0	0.8

Loan commitments	56,851	59,328	142	209	34	12	5		0.2	0.4

Banking products	378,967	380,472	4,495	7,215	1,193	2,720	2,298	2,200	1.2	1.9

Investment Bank

Balances with central banks	13,732	9,525							0.0	0.0

Due from banks	12,007	12,802							0.0	0.0

Loans	39,392	50,364	2,838	5,056	348	1,642	1,926	1,670	7.2	10.0

of which: related to reclassified securities[3]	11,719	19,255	1,574	1,090	221	162	1,376	958	13.4	5.7

of which: related to acquired securities	9,673	7,982	351	119	52	17	313	105	3.6	1.5

of which: related to other loans	18,000	23,127	913	3,847	76	1,463	237	607	5.1	16.6

Guarantees	5,536	4,635	67	117	43	66			1.2	2.5

Loan commitments	48,509	51,593	95	209	26	1			0.2	0.4

Banking products	119,177	128,919	3,000	5,382	417	1,708	1,926	1,670	2.5	4.2

Wealth Management & Swiss Bank

Balances with central banks	10,727	8,589							0.0	0.0

Due from banks	2,678	2,678	21	36	24	32			0.8	1.3

Loans	201,942	197,178	1,333	1,769	689	952	360	530	0.7	0.9

Guarantees	10,505	11,908	93	24	49	9	7		0.9	0.2

Loan commitments	7,276	7,236	47		8	11	5		0.6	0.0

Banking products	233,128	227,589	1,494	1,829	770	1,004	372	530	0.6	0.8

Wealth Management

Balances with central banks	463	5,614							0.0	0.0

Due from banks	456	419							0.0	0.0

Loans	67,104	61,935	166	295	126	165	45	141	0.2	0.5

Guarantees	2,391	3,554							0.0	0.0

Loan commitments	983	1,107							0.0	0.0

Banking products	71,397	72,629	166	295	126	165	45	141	0.2	0.4

Retail & Corporate

Balances with central banks	10,265	2,975							0.0	0.0

Due from banks	2,222	2,260	21	36	24	32			0.9	1.6

Loans	134,838	135,244	1,167	1,474	563	788	315	390	0.9	1.1

Guarantees	8,114	8,354	93	24	49	8	7		1.1	0.3

Loan commitments	6,293	6,129	47		8	11	5		0.7	0.0

Banking products	161,732	154,961	1,328	1,534	644	839	327	390	0.8	1.0

1 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.  2 Excludes CHF 47 million collective loan loss allowances (31.12.09: CHF 49 million).  3 Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report.

Risk and treasury management
Risk management and control

Impaired assets by type of financial instrument[1]
			Specific allowances,		Estimated liquidation
CHF million	Impaired exposure		provisions and CVA		proceeds of collateral		Net impaired exposure
	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09

Impaired loans (incl. due from banks)	4,193	6,865	(1,064)[2]	(2,630)[2]	(2,286)	(2,200)	844	2,035

Impaired guarantees and loan commitments	301	350	(130)	(90)	(12)		159	260

Defaulted derivatives transactions	1,915	4,607	(1,130)	(3,061)			785	1,546

Defaulted securities financing transactions	59	98	(46)	(51)	(13)	(47)	0	0

Total	6,468	11,920	(2,370)	(5,831)	(2,310)	(2,247)	1,788	3,841

[1] Includes impaired Due from banks, Loans, Guarantees, Loan commitments, Securities financing transactions and OTC derivatives with specific CVA.   [2] Excludes CHF 47 million collective loan loss allowances (31.12.09: CHF 49 million).

    The table “Impaired assets by type of financial instrument” includes impaired loans, impaired loan commitments, guarantees and defaulted derivative and securities financing transactions, which are subject to the same workout and recovery processes. Our impaired assets decreased significantly by CHF 5.5 billion to CHF 6.5 billion on 31 December 2010, mainly due to sales of legacy loan positions.

    After deducting allocated specific allowances, provisions and CVA of CHF 2.4 billion and the estimated liquidation proceeds of collateral of CHF 2.3 billion, net impaired assets amounted to CHF 1.8 billion as of 31 December 2010.

è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on the reclassification of the cash collateral from derivative transactions as well as prime brokerage receivables and payables
è	Refer to “Note 9b Due from banks and loans” in the “Financial information” section of this report for more information on the changes in allowances and provisions for credit losses

Past due but not impaired loans

The table below shows a breakdown of our total loan balances where payments have been missed but which we do not consider impaired because we expect to collect the full amounts due. The loan balances in the table relate to our Wealth Management & Swiss Bank division, where delayed payments are routinely observed. We currently have no past due but not impaired loans in the Investment Bank.
Compared with 31 December 2009, our past due but not impaired loan exposures decreased 9% to CHF 0.8 billion on 31 December 2010. This reduction resulted primarily from decreases in the category 1-60 days that were only partially compensated by higher past due exposures in the greater-than-60 day categories in 2010, especially in the last quarter of the year. Our past due but not impaired loans in the greater-than-90-day category related primarily to mortgage loans. Half of the mortgage exposure is monitored and closely supervised by our recovery unit. However, our overall past due but not impaired levels on mortgage loans were not significant compared with the size of the mortgage portfolio.

Past due but not impaired loans
CHF million	31.12.10	31.12.09

1 – 10 days	62	138

11 – 30 days	59	62

31 – 60 days	30	78

61 – 90 days	20	17

> 90 days	678	635

of which: mortgage loans	468	511

Total	849	930

Past due but not impaired mortgage loans
CHF million	31.12.10		31.12.09
	Total	of which:	Total	of which:
	mortgage	past due > 90 days	mortgage	past due > 90 days
	exposure	but not impaired	exposure	but not impaired

Total	133,343	468	130,348	511

Risk and treasury management

Settlement risk

Settlement risk arises in transactions involving exchange of value where we must fulfill our obligation to deliver without first being able to determine with certainty that we will receive the countervalue. We use multilateral and bilateral agreements with counterparties to reduce our actual settlement volumes.

Our most significant source of settlement risk is foreign exchange transactions. UBS is a member of Continuous Linked Settlement (CLS), a foreign exchange clearing house which allows transactions to be settled on a delivery-versus-payment basis, thereby significantly reducing foreign exchange-related settlement risk relative to the volume of business.
The mitigation of settlement risk through CLS membership and other means, such as payment netting, does not eliminate our credit risk in foreign exchange transactions resulting from changes in exchange rates prior to settlement. We measure and control such counterparty risk in forward foreign exchange transactions as part of our overall credit risk management of OTC derivatives.

Country risk

Country risk is the risk of loss arising from country-specific events. We have a well established country risk control framework to actively manage and limit, as necessary, our trading, lending, issuer and investment risk. This framework is intended to ensure that our exposure to a certain country is commensurate with the credit rating we assign to it, and that it is not disproportionate to our overall country risk profile.

We assign ratings to all countries where we have exposure. Sovereign ratings express the probability of a country risk event that would lead to impairment of our claims. The default probabilities we use, and our mapping of external ratings of the major rating agencies, are based on our counterparty rating classes as described in the “Probability of default” section above. In our country rating scale, the rating classes 10 to 13 are designated “very high risk”, i.e. countries in default with regard to selective obligations, or with heightened political, macroeconomic and/or systemic risks. The lowest rating class contains countries in outright default and a state of economic collapse. For all coun-

tries rated 3 and below, we set country risk ceilings approved either by the BoD or under delegated authority by the Group CEO or Group CRO. A country risk ceiling applies to all our exposures to counterparties or issuers of securities and financial investments in the respective country. Our country risk measures cover cross-border transactions and investments as well as our local operations, branches and subsidiaries in countries where the risk is material. We may limit the extension of credit, transactions in traded products or positions in securities based on a country ceiling, even if our exposure to a counterparty is otherwise acceptable.

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
Additional information on our exposures to countries that we categorize as emerging markets is provided in the “Emerging markets net exposure by UBS internal country rating category” and “Emerging markets net exposure by major geographical area and product type” tables.
We use stress testing to assess the potential financial impact of a severe emerging markets crisis. This involves identifying countries that may potentially be subject to a crisis event, determining potential losses and making assumptions about recovery rates depending on the types of transactions involved and their economic importance to the affected countries.

Country risk exposure

Exposures to sovereign of industrialized European countries
rated AA and below

The table “Largest five exposures to sovereign of industrialized European countries rated AA and below” shows our five largest gross exposures and the respective net amounts to the sovereign of those countries.

Largest five exposures to sovereign[1] of industrialized European countries rated AA and below[2]
CHF million	Gross exposure		Net exposure[3]
As of	31.12.10	31.12.09	31.12.10	31.12.09

Italy, sovereign	2,812	7,872	395	3,534

Belgium, sovereign	473	2,889	473	2,863

Iceland, sovereign	123	0	123	0

Greece, sovereign	38	317	31	290

Portugal, sovereign	29	91	25	0

1 Includes central governments, agencies and central banks.  2 Traded products exposures are measured on a net replacement value basis.  3 Net of credit hedges.

Risk and treasury management
Risk management and control

Emerging market countries

Our net exposures to emerging market countries amounted to CHF 20.1 billion on 31 December 2010, compared with CHF 17.8 billion on 31 December 2009.
Based on the main country rating categories, 87% of our emerging market country exposures on 31 December 2010 were rated investment grade, compared with 82% on 31 December 2009. The table “Emerging markets net exposure by major geographical area and product type” shows the five largest emerging market country exposures in each major geographical area by product type on 31 December 2010 compared with 31 December 2009.
The overall credit and market risk exposure in the Middle East and the North African region was relatively modest. Of the CHF 2.6 billion shown for the entire region Middle East and Africa in the table below, CHF 2 billion relate specifically to Middle Eastern and North African countries, which includes the larger positions in Saudi Arabia and the United Arab Emirates. Our exposures in the countries that have been directly affected by political turmoil since the beginning of 2011 are immaterial.

Emerging markets net1 exposure by UBS internal country rating category2

CHF million	31.12.10	31.12.09

Investment grade	17,567	14,659

Sub-investment grade	2,521	3,132

Total	20,088	17,791

1 Net of credit hedges.   2 As of 31.12.10 OTC derivatives exposures are measured on a net replacement value basis instead of the previously applied close-out period measurement. Exposures as of 31.12.09 show restated replacement value numbers (31.12.09 disclosed total exposure was CHF 22,418 million).

Emerging markets net1 exposure by major geographical area and product type2

CHF million	Total		Banking products		Traded products		Financial investments		Tradable assets
As of	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09

Emerging Europe	2,177	1,608	651	575	178	178	30	25	1,318	830

Russia	1,090	951	212	254	29	57	0	0	849	640

Hungary	318	45	20	17	39	14	0	0	259	14

Turkey	249	157	156	104	42	31	2	0	49	22

Poland	156	95	17	8	62	43	0	0	77	44

Ukraine	87	74	32	37	0	0	27	25	28	12

Other	277	286	214	155	6	33	1	0	56	98

Emerging Asia	11,937	10,969	4,784	4,119	2,443	2,652	121	166	4,589	4,032

Hong Kong	2,597	1,791	950	602	565	784	0	0	1,082	405

India	2,519	1,468	919	648	32	45	0	0	1,568	775

China	2,267	2,714	1,007	1,362	605	442	120	166	535	744

South Korea	1,495	2,111	592	452	588	1,021	0	0	315	638

Taiwan	1,433	1,399	451	659	343	202	0	0	639	538

Other	1,626	1,486	865	396	310	158	1	0	450	932

Emerging America	3,387	2,729	263	308	620	203	30	35	2,474	2,183

Brazil	1,699	1,142	119	150	471	117	0	0	1,109	875

Mexico	951	913	36	39	95	77	23	11	797	786

Venezuela	218	102	0	1	0	0	0	0	218	101

Chile	155	64	42	32	38	0	0	0	75	32

Argentina	134	55	24	20	0	0	7	23	103	12

Other	230	453	42	66	16	9	0	1	172	377

Middle East and Africa	2,587	2,485	969	1,129	819	826	0	1	799	529

United Arab Emirates	608	444	223	202	130	140	0	1	255	101

Saudi Arabia	606	576	110	168	488	395	0	0	8	13

South Africa	589	514	163	269	39	172	0	0	387	73

Israel	214	326	125	145	40	17	0	0	49	164

Kuwait	130	116	32	58	98	51	0	0	0	7

Other	440	509	316	287	24	51	0	0	100	171

Total	20,088	17,791	6,667	6,131	4,060	3,859	181	227	9,180	7,574

1 Net of credit hedges.   2 As of 31.12.10, OTC derivatives exposures are measured on a net replacement value basis instead of the previously applied close-out period measurement. Exposures as of 31.12.09 show restated replacement value numbers (31.12.09 disclosed exposure was CHF 22,418 million).

Risk and treasury management

Debt investments

Debt investments classified according to IFRS as Financial investments available-for-sale are measured at fair value through equity, and can be broadly categorized as money market instruments and debt securities primarily held for statutory, regulatory or liquidity reasons. Debt investments may also include non-performing loans purchased in the secondary market by the Investment Bank.

    The risk control framework applied to debt instruments classified as Financial investments available-for-sale depends on the nature of the instruments and the purpose for which we hold them. Our exposures may be included in market risk limits or be subject to specific monitoring such as interest rate sensitivity analysis, firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

Composition of debt investments

Debt financial instruments classified as Financial investments available-for-sale decreased to CHF 73.4 billion on 31 December 2010 compared with CHF 80.4 billion on 31 December 2009. These instruments primarily comprised highly liquid short-term securities issued by governments and government-controlled institutions. This position includes our strategic investment portfolio, managed by Group Treasury.

è	Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for more information
è	Refer to the “Non-trading portfolios” section of this report for more information
è	Refer to the “Treasury management” section of this report for more information on Group Treasury’s risk management activities

Risk and treasury management
Risk management and control

Market risk

Market risk is the risk of loss resulting from changes in market variables. There are two broad categories of market variables: general market risk factors and specific components. General market risk factors include interest rates, equity index levels, exchange rates, commodity prices and general credit spreads. The volatility of these risk factors and the correlations between them are also general market risk factors. Specific components relate to the prices of debt and equity instruments, which result from factors and events particular to individual companies or entities.

Sources of market risk

We take general and specific market risks both in our trading activities and in some non-trading businesses.

Trading portfolios

Most of our market risk arises from our trading activities in the Investment Bank, including market-making, facilitation of client business and associated position taking in cash and derivative markets for equities, fixed income, interest rates, foreign exchange and commodities.

    Our trading businesses are subject to multiple market risk limits. Traders are required to manage their risks within these limits, which may involve utilizing hedging and risk mitigation strategies. These strategies can expose the firm to additional risks as the hedge instrument and the position being hedged may not always move in parallel (often referred to as basis risk). We also actively manage such basis risks. Management and Risk Control may also give instructions to reduce the risk, even when limits are not exceeded.

Our asset management and wealth management businesses carry small trading positions, principally to support client activity. The market risk from these positions is not material to UBS as a whole.

Non-trading portfolios

Non-trading books may arise in any business division of the firm. Market risk exposures – primarily general interest rate and foreign exchange risks – may arise from non-trading activities such as retail banking and lending in our wealth management businesses, retail and corporate banking business in Switzerland, the Investment Bank’s lending businesses and our treasury activities, primarily from funding, balance sheet, liquidity and capital management needs. Equity and certain debt investments, including our strategic investment portfolio, can also give rise to specific market risks.

Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity. Non-trading interest rate risk is either managed under market risk limits, or subject to specific monitoring and is reported in firm-wide EaR, CaR and CST metrics.
è	Refer to the “Non-trading portfolios” section of this report for more information
è	Refer to the “Treasury management” section of this report for more information on Group Treasury’s risk management activities

Market risk limits

We established a limit framework to control our market risks. We have two major portfolio measures of market risk: VaR and stress loss. Both are common to all our business divisions and subject to limits that are approved by the BoD.

    In the Investment Bank, these portfolio measures are complemented by concentration and other supplementary limits on portfolios, asset classes and products, and also cover exposures to general market risk factors and single-name risk. Single-name risk (or issuer risk) is a measure of our exposure to the tradable instruments (debt, equity and derivatives) of a single issuer (or issuer group) were that issuer to be subject to a credit event including default. Our concentration and other supplementary limits take a variety of forms, including values (market or notional) and risk sensitivities, which are measures of exposure to a given risk factor such as interest rates, credit spreads, equity indices, foreign exchange rates or volatilities. These limits take into account the extent of market liquidity and volatility, available operational capacity, valuation uncertainty, and, for our single-name exposures, the credit quality of issuers.

    Our exposures from security underwriting commitments are subject to the same concentration measures and controls as secondary market positions. Underwriting commitments are also generally reviewed by our Commitment Committee, which includes representatives from both business and control functions. Underwriting commitments are approved under delegated risk management and risk control authorities.

    Market risk limits are set for each of the business divisions and Group Treasury. The limit framework in the Investment Bank is more detailed than in the other business divisions, reflecting the nature and magnitude of the risks it takes.

Trading portfolios

For the purposes of our disclosure, VaR is used to quantify market risk exposures in our trading portfolios.

Value-at-risk definition and limitations

As a statistical measure of market risk, VaR represents the market risk losses that potentially could be realized over a set time horizon at an established level of confidence. This assumes no change in our trading positions over the relevant time horizon. We use a

Risk and treasury management

single VaR model for both internal management purposes and for determining market risk regulatory capital requirements, although the confidence levels and time horizons differ.
Our VaR model is approved by FINMA and ongoing significant revisions of our VaR methodology and model are also subject to regulatory approval.

     The model uses historical data covering a five-year period and is calibrated to a 1-day 95% measure for our internal management purposes. However, in accordance with Basel II and FINMA requirements, we use a 1-day 99% VaR for backtesting and a 10-day 99% VaR for determining market risk regulatory capital. We calculate VaR on a daily basis on our end-of-day positions. Our VaR calculation is based on the application of historical changes in market risk factors directly to our current positions – a method known as historical simulation.

Actual realized losses may differ from those implied by our VaR. All VaR measures are subject to limitations and must be interpreted accordingly. The limitations of VaR include the following:
–
The five-year historical period used in creating our VaR measure will include fluctuations in market rates and prices that differ from those that will occur in future periods. In particular, the use of a five-year window means that sudden increases in market volatility will not tend to increase VaR as quickly as the use of shorter historical observation periods, but the impact of the increase will impact our VaR for a longer period of time.

–	The VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.
–	The 1-day time horizon in the VaR measure, or 10-day in the case of regulatory VaR, may not fully capture the market risk of positions that cannot be closed out or hedged within the specified period.
–
In certain cases, VaR calculations approximate the impact of changes in risk factors on the values of positions and portfolios. This may happen because the number of risk factors included in the VaR model is necessarily limited; for example, yield curve risk factors do not exist for all future dates.

–
The effect of extreme market movements is subject to estimation errors which may result from non-linear interaction effects, as well as the potential for actual volatility and correlation levels to differ from assumptions implicit in the VaR calculations.

     We continue to review the performance of our VaR implementation, including a review of risks not included in VaR. We will continue to enhance our VaR model in order to more accurately capture the relationships between the market risks associated with our risk positions, as well as the revenue impact of large market movements on particular trading positions.

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the year ended 31.12.10				For the year ended 31.12.09
CHF million, except where indicated	Min.	Max.	Average	31.12.10	Min.	Max.	Average	31.12.09

Business divisions

Investment Bank	42	78	56	68	43	75	55	54

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	3	2	1	2	3	3	3

Global Asset Management	0	0	0	0	0	1	0	0

Treasury activities and other corporate items	2	22	8	5	2	16	5	4

Diversification effect	[1]	[1]	(10)	(7)	[1]	[1]	(8)	(7)

Total management VaR, Group[2]	42	76	57	68	44	78	55	54

Diversification effect (%)			(15)	(9)			(13)	(11)

[1] As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect. [2] Includes all positions subject to internal management VaR limits.

Investment Bank: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the year ended 31.12.10				For the year ended 31.12.09
CHF million, except where indicated	Min.	Max.	Average	31.12.10	Min.	Max.	Average	31.12.09

Risk type

Equities	11	37	19	17	13	36	22	21

Interest rates	13	44	24	23	16	38	24	23

Credit spreads	42	70	55	59	33	65	46	50

Foreign exchange	2	15	7	6	2	12	6	4

Energy, metals & commodities	2	8	3	7	2	5	4	3

Diversification effect	[1]	[1]	(51)	(43)	[1]	[1]	(47)	(47)

Total management VaR, Investment Bank[2]	42	78	56	68	43	75	55	54

Diversification effect (%)			(48)	(39)			(46)	(47)

[1] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. [2] Includes all positions subject to internal management VaR limits.

Risk and treasury management
Risk management and control

Value-at-risk developments in 2010
The tables in this section show our 1-day 95% management VaR for the Group and the Investment Bank.

    The Investment Bank’s average management VaR (1-day 95%) increased slightly to CHF 56 million in 2010 compared with CHF 55 million in 2009. Period-end VaR was higher at CHF 68 million on 31 December 2010 compared with CHF 54 million on 31 December 2009. This increase was a result of the execution of the growth plans in the Investment Bank as the market risk profile increased from previously low levels. Credit spread VaR remained the dominant component of the Investment Bank’s VaR. VaR for the Group followed a similar pattern as the Investment Bank’s VaR.

Backtesting

Backtesting compares 1-day 99% regulatory VaR calculated for positions at the close of each business day with the revenues which actually arise on those positions on the following business day. Our backtesting revenues exclude non-trading revenues, such as fees and commissions and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

    We experienced one backtesting exception in 2010 compared with four backtesting exceptions in 2009. This exception was due to extreme market moves which followed the announcement of the European Central Bank’s financial aid package for certain European countries in May 2010.

    The chart on the right-hand side shows the 12-month development of 1-day 99% VaR against backtesting revenues in the Investment Bank for the whole of 2010. The histogram on the right-hand side shows the Investment Bank’s full trading revenues distribution in 2010.

    We investigate all backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution. In addition, we report all backtesting results to senior business management, the Group Chief Risk Officer (Group CRO) and business division CROs.

Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

Investment Bank: development of backtesting revenues [1] against value-at-risk

[1] Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading.

Investment Bank: all revenue distribution [1]

[1] Includes all revenues from business areas which have trading activities.

Risk and treasury management

Non-trading portfolios

For the purposes of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis. This includes an aggregate measure of our exposures to interest rate risk in the banking book and specific sensitivity information for certain significant portfolios and positions that are not included in our management VaR.

Interest rate risk in the banking book

The banking book consists of Available-for-sale instruments, Loans and receivables, certain Instruments designated at fair value through profit or loss, derivatives measured at fair value through profit or loss and derivatives employed for cash flow hedge accounting purposes, as well as related funding transactions. These positions may impact other comprehensive income or profit or loss, due to differences in accounting treatment.

    All interest rate risk is subject to independent risk control. When not included in our VaR measure, interest rate risk is subject to specific monitoring, which may include interest rate sensitivity analysis, EaR, CaR and CST metrics. Interest rate risk sensitivity figures are provided for the impact of a 1-basis-point parallel increase in yield curves on present values of future cash flows, irrespective of accounting treatment.

    Our largest banking book interest rate risk exposures arise primarily from activities such as retail banking and lending in our Wealth Management & Swiss Bank division, as well as our treasury activities, which are mainly hedged.

    The interest rate risks arising in the Wealth Management & Swiss Bank are transferred either by means of back-to-back transactions or, in the case of products with no contractual maturity date or direct market-linked rate, via “replicating” portfolios from the originating business into one of two centralized interest rate risk management units: Group Treasury or the Investment Bank’s fixed income, currencies and commodities (FICC) unit. These units manage the risks as part of their risk portfolios within their allocated market risk limits and controls, on an integrated basis, exploiting the netting potential across interest rate risks from different sources.

The Investment Bank’s portfolio of assets that were reclassified to Loans and receivables from Held-for-trading in the fourth quarter of 2008 and the first quarter of 2009, and certain other debt securities held as Loans and receivables, also give rise to non-trading interest rate risk.
Interest rate risk within Wealth Management Americas arises from the business division’s investment portfolio in addition to its lending and deposit products offered to clients.

    Interest rate risk is closely measured, monitored and managed within approved risk limits and controls. Interest rate risk management incorporates the effects of natural risk offsets inherent within the balance sheet of Wealth Management Americas.

The interest sensitivity of non-contractual maturity products is modeled using historical behavior patterns from a complete interest rate cycle.

    Group Treasury manages two main types of interest rate risk positions. One type is the risk transferred from Wealth Management & Swiss Bank’s banking operations (mentioned above). The other type arises from investing or funding non-monetary corporate balance sheet items that have indefinite lives such as equity and goodwill. For these items we have defined specific target durations based on which we fund and invest as applicable. These targets are defined by replication portfolios, which establish rolling benchmarks to execute against. The table below captures any residual risk in the Group Treasury books against these benchmarks. This activity and associated sensitivities of these replication portfolios are further discussed in the Group Treasury section.

    In addition to its regular risk management activities, Group Treasury has been executing transactions that aim to economically hedge negative effects on the firm’s net interest income stemming from the extraordinarily low yield environment. These positions are the cause of the significant increase of our interest rate risk in the banking book compared to 2009.

è	Refer to “Group Treasury” section for more information on investment of equity

    The impact of an adverse parallel shift in interest rates of 200 basis points on our banking book interest rate risk exposures is significantly below the threshold of 20% of eligible regulatory capital specified by regulators. This is designed to identify banks that may be required to hold additional regulatory capital against this risk.

Interest rate sensitivity of available-for-sale bond investments In addition to the above economic risk view which also considers off-setting positions, we provide below the accounting view of

Impact of a 1-basis-point parallel increase in yield curves on present value of future cash flows[1]
CHF million	31.12.10	31.12.09

CHF	(0.7)	(0.3)

EUR	(2.1)	(0.2)

GBP	(2.9)	(0.3)

USD	(10.7)	(0.8)

Other	(0.3)	(0.1)

Total impact on interest rate-sensitive banking book positions	(16.6)	(1.8)

[1] Does not include interest rate sensitivities in respect of our inventory of student loan ARS or our commitment to purchase client holdings of student loan ARS. From an economic perspective these exposures are not materially affected by parallel shifts in USD interest rates, holding other factors constant.

Risk and treasury management
Risk management and control

debt investments classified according to IFRS as Financial investments available-for-sale, which are measured at fair value through other comprehensive income. Debt financial instruments classified as Financial investments available-for-sale amounted to CHF 73.4 billion on 31 December 2010. A 1-basis-point increase in the respective yields of the IFRS debt instruments available-for-sale portfolio would have decreased equity by approximately CHF 15 million from fair value changes posted to OCI. This estimation excludes economic off-setting positions and is included in the above table on interest rate-sensitivities in the banking book, together with partially offsetting hedge and funding effects, or in disclosed VaR.

è	Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for more information
è	Refer to “Debt investments” in the “Credit risk” section of this report for more information

Interest rate sensitivity of interest rate swaps designated in cash flow hedges

To the extent effective, interest rate swaps designated in cash flow hedges are accounted for at fair value through equity under IFRS. Amounts deferred in equity are released to the income statement according to the occurrence of the underlying hedged interest cash flows. Interest rate swaps designated in cash flow hedges are denominated in USD, EUR, GBP, CHF and CAD. At 31 December 2010, fair values of interest rate swaps amounted to CHF 5.4 billion (positive replacement values) and CHF 3.4 billion (negative replacement values). The impact on other comprehensive income under IFRS of a 1-basis-point increase of underlying LIBOR curves would have decreased equity by approximately CHF 21 million. This estimation excludes economic offsetting positions and is included in the above table on interest rate sensitivities in the banking book, together with partially offsetting hedge and funding effects.

Non-trading portfolios – valuation and sensitivity information by instrument category

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from management VaR as disclosed in the “Risk and treasury management” section of this report.

Credit valuation adjustments on monoline credit protection

UBS previously entered into negative basis trades with monolines, whereby they provided CDS protection against UBS-held underlyings, including residential and commercial mortgage-backed securities collateralized debt obligations (RMBS and CMBS CDO), trans-

actions with CLO, and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the CVA relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

    CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines, and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

    To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline CDS spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was examined. On 31 December 2010, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 45 million (CHF 42 million) compared with USD 77 million or CHF 80 million on 31 December 2009.

    The sensitivity of the monoline CVA to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 35% to 34% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 9 million (CHF 8 million) in the CVA, compared with USD 26 million or CHF 27 million on 31 December 2009. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD asset-backed securities (ABS). These are primarily commercial mortgage-backed securities and subprime residential mortgage-backed securities and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fairly valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these

Risk and treasury management

parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

    On 31 December 2010, the fair value of the US RLN credit protection was approximately USD 629 million (CHF 588 million) compared with USD 1,431 million (CHF 1,481 million) on 31 December 2009. This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 31 million (CHF 29 million). This compares with USD 71 million (CHF 74 million) on 31 December 2009. The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes

The same valuation model and approach to the calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

    On 31 December 2010, the fair value of the non-US RLN credit protection was approximately USD 660 million (CHF 616 million) compared with USD 1,050 million (CHF 1,087 million) on 31 December 2009. This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 72 million (CHF 67 million) compared with USD 105 million (CHF 109 million) on 31 December 2009. This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

UBS’s option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 31 December 2010, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,906 million (CHF 1,781 million) compared with USD 1,174 million (CHF 1,216 million) on 31 December 2009.

The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above the one-month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 31 December 2010, this adjustment was USD 250 million (CHF 234 million) compared with USD 262 million (CHF 271 million) on 31 December 2009.

    On 31 December 2010, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 167 million (CHF 156 million), and a 100-basis-point decrease would have increased the option value by approximately USD 188 million (CHF 176 million).

Stress loss

To complement VaR and other measures of market risk, we also run macro stress scenarios, combining various market moves to reflect the most common types of potential stress events, as well as more targeted stress tests for our concentrated exposures and vulnerable portfolios. Targeted stress tests are typically applied to specific asset classes or to specific markets and products. We continued to enhance our market risk stress framework in 2010, in order to increase the scope and granularity of the analysis. Our scenarios capture the liquidity characteristics of different markets, asset classes and positions.

    Our market risk stress testing framework is designed to provide a control framework that is forward-looking and responsive to changing market conditions. Our stress scenarios are therefore reviewed regularly in the context of the macroeconomic and geopolitical environment by a committee comprised of representatives from the business divisions, Risk Control and Economic Research. In response to changing market conditions and new developments around the world, we develop and run ad hoc stress scenarios to assess the potential impact on our portfolio.

è	Refer to the discussion on stress loss in this section for more information

Equity investments

Under IFRS, equity investments not in the trading book may be classified as Financial investments available-for-sale, Financial assets designated at fair value through profit or loss or Investments in associates.

    We make investments for a variety of purposes, including revenue generation or as part of strategic initiatives. Other investments, such as exchange and clearing house memberships, are held to support our business activities. We may also make investments in funds that we manage, in order to fund or “seed” them at inception, or to demonstrate alignment of our interests with those of

Risk and treasury management
Risk management and control

investors. We also buy, and are sometimes required by agreement to buy, securities and units from funds that we have sold to clients. These may include purchases of illiquid assets such as interests in hedge funds.

    We can make direct investments in a variety of entities or buy equity holdings in both listed and unlisted companies, if such investments are illiquid. The fair value of equity investments tends to be dominated by factors specific to the individual stocks, and our equity investments are generally intended to be held for the medium or long term and may be subject to lock-up agreements. For these reasons, we generally do not control these exposures using the market risk measures applied to trading activities. Such equity investments are, however, subject to risk controls, including pre-approval of new investments by business management and Risk Control and regular monitoring and reporting. They are also included in our firm-wide EaR, CaR and CST metrics.

    Investments made as part of an ongoing business are also subject to our standard controls, including portfolio and concentration limits. Seed money and co-investments in UBS-managed funds made by Global Asset Management are, for example, subject to a portfolio limit. All investments must be approved by delegated authorities and are monitored and reported to senior management.

Composition of equity investments

On 31 December 2010, we held equity investments totaling CHF 3.0 billion, of which CHF 1.4 billion were classified as Financial investments available-for-sale, CHF 0.9 billion as Financial assets designated at fair value and CHF 0.8 billion as Investments in associates.

    As of 31 December 2009, we held equity investments totaling CHF 3.1 billion, of which CHF 1.4 billion were classified as Financial investments available-for-sale, CHF 0.8 billion as Financial assets designated at fair value and CHF 0.9 billion as Investments in associates.

    The vast majority of the CHF 0.9 billion of Financial assets designated at fair value represented the assets of trust entities associated with employee compensation schemes. They are broadly offset by liabilities to plan participants included in Other liabilities. The equivalent positions on 31 December 2009 amounted to CHF 0.8 billion.

è	Refer to “Note 12 Financial assets designated at fair value” in the “Financial information” section of this report for further information
è	Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for further information
è	Refer to “Note 14 Investments in associates” in the “Financial information” section of this report for further information

Risk and treasury management

Operational risk

Operational risk is the risk resulting from inadequate or failed internal processes, human error and systems failure, or from external causes (deliberate, accidental or natural). Events may be manifested as direct financial losses or indirectly in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise causing longer term financial consequences. Managing risk is a core element of our business activities, and operational risk is an inevitable consequence of being in business. Our aim is not to eliminate every source of operational risk, but to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.
Management and risk committees are the governing bodies responsible for oversight and active discussion of risk management activities, including the question of whether or not the cost of mitigating actions is adequately balanced against the acceptable level of operational risk. Management, in all functions, is responsible for establishing an appropriate operational risk management environment, including the establishment and maintenance of robust internal controls and a strong risk culture.
The Group Head of Operational Risk Control (ORC) is responsible for the operational risk framework (ORF) and monitors its implementation in the business divisions and the Corporate Center. The Group Head of ORC reports to the Group Risk Chief Operating Officer, who is a member of the Risk Executive Committee, and chairs the ORC Management Committee, composed of the Heads of Operational Risk Control from each business division including the Corporate Center. The ORC Management Committee is the main decision-making committee for all operational risk framework matters.

Operational risk framework

The operational risk framework sets general requirements for managing and controlling operational risk, including implementation by divisional and functional management. The framework requires that all material operational risks be identified, appropriately measured, monitored, controlled and reported.
A comprehensive operational risk classification taxonomy exists, which defines all operational risks arising from business activities. It enables a common understanding, and provides a standard and consistent categorization of operational risks across all business divisions and the Corporate Center. The operational risk taxonomy forms the backbone of operational risk assessment and reporting. Critically, it provides a transparent link to the health of the internal control environment. Relevant operational risk indicator data, for example internal and external loss events, are assigned to taxonomy categories, which are:
–	theft, fraud and unauthorized activity
–	employment-related risks
–	business practices
–	operating and legal entity governance
–	client selection and monitoring
–	investment suitability, maintenance and servicing
–	data confidentiality and protection
–	product risks and business due diligence
–	transaction processing and operational reliability
–	technology risks
–	vendors and offshoring
–	valuation and reporting
–	primary risk management and control
As a consequence of the legal and regulatory environment we operate in, many of the above categories include significant litigation and regulatory exposures.
The operational risk appetite applied to our business activities is expressed through the establishment of quantitative constraints, such as operating limits and an internal control environment with associated performance thresholds, and / or qualitative constraints such as standards and requirements as set by policy.
Senior management is required to maintain a robust and comprehensive set of internal controls, and must continuously assess both their design and operational adequacy. The operational risk framework assesses both the aggregated impact of recorded deficiencies on the firm’s operational risk profile and the adequacy

Risk and treasury management
Risk management and control

of remediation efforts undertaken. Senior management considers whether the current level of operational risk is acceptable, and, if not, must adapt their business activities or adjust the internal control environment accordingly.
Material operational risks and significant internal control deficiencies are identified and reported at least quarterly to stakeholders, including the BoD, GEB, divisional/regional/local management, Group Internal Audit, external auditors and regulators.

Operational risk measurement

We have developed a model for the quantification of our operational risk, which meets the regulatory capital standard specified by the Basel II advanced measurement approach (AMA). Our model has two main components. The expected loss component is a statistical measure based on our own historical loss experiences (collected since 2002), and is used primarily to determine the expected loss portion of our capital requirement. The unex-

pected loss component is based on a set of generic scenarios representing categories of operational risks that are relevant to the firm. The scenarios are reviewed extensively on an annual basis by internal experts, using internal and external event information, information about the prevailing business environment and our own internal control environment. This component is used to determine the unexpected loss portion of our capital requirement.
The ORC owns and manages the AMA process that determines operational risk regulatory capital and the allocation of capital to the business divisions and the Corporate Center.
We calculate our operational risk regulatory capital requirement using the AMA model for the consolidated Group and the parent bank in accordance with FINMA requirements. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.
Currently, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.
è	Refer to the “Capital management” section of this report for more information on the development of RWA for operational risk

Risk and treasury management

Risk concentrations

Risk concentrations

A risk concentration exists where: (i) a position in financial instruments is affected by changes in a group of correlated factors, or a group of positions are affected by changes in the same risk factor or a group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

    The identification of risk concentrations requires judgment, as potential future developments cannot be predicted and may vary from period to period. In determining whether we have a risk concentration, we consider a number of elements, both individually and collectively. These elements include: the shared characteristics of the instruments and counterparties; the size of the position or group of positions; the sensitivity of the position or group of positions to changes in risk factors; and the volatility and correlations of those factors. Also important in our assessment is the liquidity of the markets where the instruments are traded, and the availability and effectiveness of hedges or other potential risk mitigating factors. The value of a hedge instrument may not always move in line with the position being hedged, and this mismatch is referred to as basis risk.

    If we identify a risk concentration, we assess it to determine whether it should be reduced or mitigated, and we also evaluate the available means to do so. Our identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, we believe that our exposures to monoline insurers and student loan auction rate securities shown below can be considered as risk concentrations as of 31 December 2010, in accordance with the abovementioned definition.

    It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk as well as other idiosyncratic and correlation risks on both our equities and fixed income inventories. We also have price risk on our option to acquire the SNB StabFund’s equity.

In addition, we have lending, counterparty and country risk exposures that could result in significant losses if economic conditions were to worsen.
è	Refer to the discussion of credit risk, market risk and operational risk above for more information on the risks to which we are exposed

Exposure to monoline insurers

The vast majority of our direct exposures to monoline insurers arise from OTC derivative transactions, mainly CDS purchased to hedge specific positions. The “Exposure to monoline insurers by rating” table shows the CDS protection purchased from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection held, the fair value of the underlying instruments and the fair value of the CDS both prior to and after the CVA taken on these contracts. As a result of trade commutations, and because a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes, the change in CVA reported in the table does not equal the profit or loss associated with this portfolio during the year ended 31 December 2010.

    Exposure under CDS contracts with monoline insurers is calculated as the sum of the fair values of individual CDS after CVA. Changes in CVA result from changes in CDS fair value. This, in turn, arises from changes in the fair value of the instruments against which protection has been purchased, and also from movements in monoline credit spreads.

    UBS actively reduced exposures to monoline insurers in 2010 by commuting trades. The trade commutations related primarily to US RMBS CDO that we had substantially written down on a fair value basis. Combined with the improved performance and composition of the portfolio, the fair values of our remaining assets hedged with monoline insurers increased over the period, with a corresponding decrease in the fair values of the related CDS. On 31 December 2010, based on fair values, approximately 73% of the remaining assets were collateralized loan obligations (CLO), 25% were collateralized CMBS and other asset-backed securities, and only 2% related to US RMBS CDO. The vast majority of the CLO positions were rated AA and above.

    On 31 December 2010, the total fair value of CDS protection purchased from monoline insurers decreased to USD 1.6 billion (USD 2.3 billion on 31 December 2009) after cumulative CVA of USD 1.1 billion (USD 2.8 billion on 31 December 2009). These exposures do not take into account any hedging benefits.

    In addition to credit protection purchased on the positions detailed in the table, on 31 December 2010 UBS held direct derivative exposure to monoline insurers of USD 240 million after CVA of USD 143 million.

è	Refer to the discussion on credit valuation adjustments on monoline credit protection in this section of the report for more information on CVA valuation and sensitivities

Risk and treasury management
Risk management and control

Exposure to monoline insurers, by rating[1]
	31.12.10
				Fair value of		Fair value of
		Fair value		CDS prior to	Credit	CDS after
	Notional	of underlying		credit valuation	valuation	credit valuation
	amount[3]	assets		adjustment	adjustment	adjustment
				Column 3		Column 5
USD million	Column 1	Column 2		(=1–2)	Column 4	(=3–4)

Credit protection on US sub-prime residential mortgage- backed securities (RMBS) CDO, all from monolines rated sub-investment grade (BB and below)[2]	750	204		546	385	161

Credit protection on other assets[2]	11,156	9,002	[4]	2,153	702	1,451

of which: from monolines rated investment grade (BBB and above)	2,288	1,935		353	68	285

of which: from monolines rated sub-investment grade (BB and below)	8,868	7,067		1,800	634	1,166

Total 31.12.10	11,906	9,206		2,699	1,087	1,612

Total 31.12.09	14,187	9,083		5,103	2,795	2,308

[1] Excludes the benefit of credit protection purchased from unrelated third parties.   [2] Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   [3] Represents gross notional amount of CDS purchased as credit protection.   [4] Includes USD 5.8 billion (CHF 5.4 billion) at fair value / USD 5.6 billion (CHF 5.3 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report.

Exposure to student loan auction rate securities
Approximately USD 8.6 billion at par value of student loan ARS were redeemed by issuers, or sold by us in the secondary market, in 2010.

    We have committed to restore liquidity to certain client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US state agencies, as well as the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission and the New York State Attorney General. We repurchased USD 7.6 billion at par value of student loan ARS in 2010, including approximately USD 4 billion of student loan ARS where we accelerated the repurchase from our clients in order to facilitate redemptions with issuers or resales. Combined with other redemptions directly with clients and amortizations, this resulted in an overall decrease of USD 7,754 million in the maximum repurchase amount at par of student loan ARS required by the regulatory settlements (as shown in the table “Client holdings: student loan ARS”) compared with a reduction of USD 3,958 million in 2009. On 31 December 2010, our outstanding repurchase commitment was USD 63 million. This concerns institutional client holdings of student loan ARS, and the relevant buy-back window will close on 2 July 2012.

    Our inventory of student loan ARS decreased by USD 563 million to USD 9,784 million as of 31 December 2010 as a result of the abovementioned redemptions, resales and amortizations. These were largely offset by student loan ARS repurchased in the period. On 31 December 2010, approximately 77% of the collateral underlying our inventory of student loan ARS was backed by Federal Family Education Loan Program (FFELP), which was reinsured by the US Department of Education for not less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Impairment charges incurred on our inventory of student loan ARS in 2010 were USD 145 million (CHF 148 million). Approximately 62% of the USD 63 million student loan ARS that we committed to purchase from clients were backed by FFELP guaranteed collateral.

Risk and treasury management

Student loan ARS inventory
	Carrying value
USD million	31.12.10		31.12.09

US student loan ARS	9,784	[1]	10,347

[1] Includes USD 4.5 billion net of allowances of USD 0.2 billion (CHF 4.2 billion, net of allowances of CHF 0.2 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in fourth quarter 2008. Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information.

Client holdings: student loan ARS
	Par value of maximum required purchase
USD million	31.12.10		31.12.09

US student loan ARS	63		7,817

Risk and treasury management
Treasury management

Treasury management

Group Treasury oversees the balance sheet and the usage of our critical financial resources including capital, liquidity and funding. Treasury manages key portions of these resources including the interest rate and currency risks arising from balance sheet and capital management activities.

Liquidity management

In 2010, we continued to maintain a sound liquidity position and a diversified portfolio of funding sources, despite the potential uncertain impact of developments in financial regulatory reforms and the significant market volatility caused by uncertainties regarding the global macroeconomic environment, including certain European fiscal and sovereign debt concerns.

Funding management

Over the course of 2010, as investors became gradually more risk tolerant, credit spreads and incremental funding costs for most global financial institutions, including UBS, generally narrowed throughout the yield curve. We raised over CHF 15 billion equivalent of public benchmark bonds with an average maturity of 5.5 years. This exceeded the combined amount of public benchmark bonds and other long-term straight debt which matured, or was redeemed, during 2010. Adjusting for currency effects, our customer cash deposits in our wealth and asset management business divisions at year-end 2010 were stable compared with year-end 2009.

Interest rate and currency management

The interest rate risk management responsibility for Wealth Management & Swiss Bank transactions executed in Switzerland was transferred to Group Treasury. The interest rate risk arising from this is managed by Group Treasury to optimize risk capture, management and netting potential. In response to the prolonged low yields, treasury supported and implemented measures to improve Wealth Management & Swiss Bank’s margin income through income-generating fixed receiver swap and bond portfolios. Group Treasury continued to earn interest income on equity through its portfolio of interest rate products and managed the currency effects on equity and key ratios. Profits and losses in foreign currencies were hedged to protect shareholder value.

Capital ratios, risk-weighted assets and eligible capital

On 31 December 2010, our BIS tier 1 ratio was 17.8% and the total capital ratio was 20.4%, up from 15.4% and 19.8%, re-

spectively, on 31 December 2009. BIS risk-weighted assets declined from CHF 206.5 billion at the end of December 2009 to CHF 198.9 billion at the end of December 2010, while eligible tier 1 capital increased from CHF 31.8 billion to CHF 35.3 billion over the same period.

Equity attribution

Group Treasury uses our equity attribution framework to guide our businesses in the allocation of resources to opportunities that are expected to provide the best risk-adjusted profitability contributions.

Shares

As of 31 December 2010, we had a total of 3,830,840,513 shares issued. In 2010, the issued shares were increased by a total of 272,727,760 shares. This was mainly due to our capital raising as CHF 13 billion in convertible notes (MCN) issued in 2008 expired on 5 March 2010. The notes were mandatorily converted into 272,651,005 newly issued shares, which represented 7.7% of our issued share capital at the time. Additionally there were a small number of exercises of conditional capital due to exercises of employee options (76,755 shares).

Financial resource governance

Our Group Asset and Liability Management Committee (Group ALCO) promotes the usage of our assets and liabilities in line with our overall UBS Group (Group) strategy as defined by the Board of Directors (BoD) and the Group Executive Board (GEB), our regulatory commitments and the interests of our shareholders and other stakeholders. The Group ALCO manages the balance sheet of the business divisions through allocation and monitoring of targets. In addition, the Group ALCO manages our liquidity, funding and capital by taking into account their business performance, overall risk profile as well as market conditions.

Group Treasury provides Group ALCO with monthly reporting of our financial resources (e.g. balance sheet, capital, liquidity and funding) in order for them to oversee and monitor our asset and liability management policies and processes to ensure their effectiveness under prevailing and prospective conditions.

Risk and treasury management

Liquidity and funding management

We define liquidity risk as the risk of being unable to generate sufficient funds from assets to meet payment obligations when they fall due. Funding risk is the risk of being unable, on an ongoing basis, to borrow funds in the market at an acceptable price to fund actual or proposed commitments and thereby support our current business and desired strategy. Liquidity and funding are not the same, but they are closely related and both are critical for a financial institution.

    Liquidity and funding must be continuously managed to ensure that we can successfully adjust to sudden adverse changes in market conditions or our operating environment, whether such changes consist of a general market crisis, a localized difficulty affecting a smaller number of institutions, or a problem unique to an individual firm. An institution that is unable to meet its liabilities when they fall due may fail, even though it is not insolvent, because it is unable to borrow sufficient funds on an unsecured basis, or does not have sufficient high quality assets to borrow against or liquid assets to sell to raise immediate cash.

Market liquidity overview: 2010

Relative to the latter part of 2009, the beginning of 2010 was characterized by much more favorable market conditions, with a surge in public long-term debt issuance by financial institutions. However, markets subsequently became more volatile and issuance conditions deteriorated into and during the second quarter as increasing concerns regarding sovereign debt in several European countries led to heightened risk aversion and fears of contagion, driving up banks’ credit risk premia and funding spreads. Risk aversion persisted into the early summer amid concerns about the global economy, the pending release of the EU banks’ stress test results, the debate on central bank support and the uncertain impact of global financial regulatory reform. Market liquidity and funding conditions for banks began to improve again following the release of the EU banks’ stress test results in July, and continued to remain relatively favorable throughout the third quarter and into the early part of the fourth quarter, albeit with reduced activity in debt issuance. Certain financial institutions’ funding spreads widened noticeably late in the year due to renewed European sovereign credit concerns and uncertainty around the potential success of continued quantitative easing efforts by major central banks.

    We saw continued signs of stabilization during 2010, with overall quarterly net new money inflows in the second half of the year, while customer cash deposits in our wealth and asset management business divisions at year-end 2010 were stable compared with the prior year-end when adjusted for currency effects. This is a notable change from the declines in customer cash deposits and net new money outflows that these businesses experienced in 2009.

è	Refer to the “Balance sheet” section of this report for more information

Continuing implementation of the liquidity and funding risk management framework

Following the approval of our funding model by the Group ALCO, a new internal funds transfer pricing curve has been implemented. We further developed the architecture of the strategic models that focus on the stressed liquidity and the operational cash ladders that are used to monitor the liquidity profile of the firm. In 2011 we will begin regional implementation of the new funding model.

è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information

Liquidity approach

Our approach to liquidity management, which covers all UBS branches and subsidiaries, aims to ensure that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking sustained damage to our various businesses.

    Central to the integrated framework is an assessment and regular testing of all material, known and expected cash flows and the level of high-grade collateral that could be used to raise additional funding. This involves monitoring the balance sheet contractual and behavioral maturity profiles and projecting and modeling the liquidity exposures of the firm under a variety of potential scenarios – encompassing both normal and stressed market conditions. Limits are set at Group and business division level by the BoD, the Group ALCO, the Group Chief Financial Officer (Group CFO) and the Group Treasurer. These limits are monitored by Group Treasury, which reports the results and trends on a regular basis to the BoD Risk Committee and the Group ALCO.

    Our major sources of liquidity are channeled through entities that are fully consolidated. The liquidity position and asset and liability profile are continuously tracked. We consider the possibility that our access to markets could be impacted by a stress event affecting some, or all, parts of our business. The results are factored into our overall contingency plans. Contingency plans for a liquidity crisis are then incorporated into our wider crisis management process.

Liquidity management

We manage our liquidity position in order to be able to survive a UBS-specific liquidity crisis combined with a generally stressed market environment. This is complemented by our funding risk management, which aims to achieve the optimal liability structure to finance our businesses reliably and cost-efficiently.

Risk and treasury management
Treasury management

    Our business activities generate asset and liability portfolios that are intrinsically highly diversified with respect to market, product and currency. This reduces our exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk.

    Our funding diversification and global scope help protect our liquidity position in the event of a crisis. The liquidity and funding process is undertaken jointly by Group Treasury and the foreign exchange and money market (FXMM) unit within the Investment Bank’s fixed income, currencies and commodities (FICC) business area. Group Treasury establishes a control framework, while FICC undertakes operational cash and collateral management within the established limits.

    This permits close control of both our global cash position and our stock of high-quality liquid securities. Our treasury processes also ensure that the firm’s general access to wholesale cash markets is concentrated in FICC. Funds raised externally are largely channeled into FICC, including the proceeds of debt securities issued by UBS, an activity for which Group Treasury is responsible. FICC in turn meets internal demands for funding by channeling funds from units generating surplus cash to those in need of financing.

Liquidity modeling, controls and contingency planning
For the purpose of monitoring our liquidity situation, we employ the following main measures:
–
A cash ladder which is used to manage our funding requirements on a daily basis within limits that are set by the Group ALCO, the Group CFO and the Group Treasurer. This cumulative cash ladder shows the daily liquidity position – the net cumulative funding requirement for a specific day – projected for each business day from the current day forward three months.

–
A stressed version of the cash ladder which is overlaid with behavioral assumptions that model a severe UBS-specific liquidity crisis combined with a generally stressed market environment. This stress scenario is run daily and used to project potential outflows over a one-month time horizon.

–	A contractual maturity gap analysis of our assets and liabilities over a one-year time horizon.
–	A behavioral maturity gap analysis under an assumed UBS-specific liquidity crisis combined with a generally stressed market environment over a one-year time horizon.
–	A cash capital model which measures the amount of stable funding in relation to the amount and composition of our assets.

All of these tools and models are reviewed and enhanced regularly to ensure that latest business developments are incorporated.

    The breakdown of the contractual maturities of our assets and liabilities serves as a starting point for stress testing analyses. This contractual view does not fully represent a liquidity risk management perspective, and is thus adjusted to include behavioral components and a more detailed breakdown of asset and liability types.

    The liquidity crisis scenario combines a firm-specific crisis with market disruption and focuses on a time horizon extending up to one year. This UBS-specific scenario envisages large drawdowns on otherwise stable client deposits which are predominantly due contractually on demand, an inability to renew or replace maturing unsecured wholesale funding and the reduced capacity to generate liquidity from trading assets. Liquidity crisis scenario analysis and contingency planning supports the liquidity management process so that immediate corrective measures, such as the use of a liquidity buffer to absorb potential sudden liquidity shortfalls, can be put into effect.

Since a liquidity crisis could have a myriad of causes, we focus on a scenario that encompasses potential stress effects across all markets, currencies and products.

    The assessment includes the likelihood of maturing assets and liabilities being rolled over in a UBS-specific crisis within an otherwise stressed market environment, and gauges the extent to which the potential crisis-induced shortfall could be covered by available funding. This would be raised on a secured basis against available collateral, which includes securities eligible for pledging at the major central banks, or by selling inventory. In both cases we apply crisis-level discounts to the value of assets. We assume that we would generally be unable to renew any of our wholesale unsecured debt, including all our maturing money market paper (CHF 56 billion outstanding on 31 December 2010). Since liquidity needs may also result from commitments and contingencies, including credit lines extended to secure the liquidity needs of clients, we regularly monitor undrawn committed credit facilities and other latent liquidity risks and factor these into the scenario analysis. Particular emphasis is placed on potential drawdowns of committed credit lines.

    If our credit ratings were to be downgraded, “rating trigger” clauses, especially in derivative transactions, could result in an immediate cash outflow due to the unwinding of derivative positions or the need to deliver additional collateral. Based on our credit ratings as of 31 December 2010, additional collateral or termination payments pursuant to agreements with certain counterparties of approximately CHF 0.7 billion and CHF 1.9 billion would have been required in the event of a one-notch and two-notch reduction, respectively, in our long-term credit ratings. At year-end 2010 our long-term senior debt ratings were as follows: Moody’s Aa3 (outlook: negative); Standard and Poor’s A+ (outlook: stable); and Fitch Ratings A+ (outlook: stable).

    We also take into account the potential impact on our net liquidity position of adverse movements in the replacement value of our over-the-counter (OTC) derivative transactions, which are subject to collateral arrangements. Given the diversity of our derivatives business and that of our counterparties, there is not necessarily a direct correlation between the factors influencing net replacement values with each counterparty and a UBS-specific crisis scenario.

è	Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Risk and treasury management

Liquidity limits and controls

Liquidity and funding limits and targets are set by the BoD, the Group ALCO, the Group CFO and the Group Treasurer, taking into consideration our business model and strategy, the prevailing market conditions and our tolerance for risk. The principles underlying our limit and target framework aim to maximize and sustain the value of our business franchise and maintain an appropriate balance in the asset/liability structure. Structural limits and targets focus on the structure and composition of the balance sheet, while supplementary limits and targets are designed to drive the utilization and allocation of funding resources. Together the limits and targets focus on structural liquidity risk for periods out to one year, including stress testing, and on the liability mix, including diversification by source, counterparty, currency and tenor. Group Treasury is responsible for the oversight of the liquidity and funding limits and targets. Performance versus limits and targets is monitored and regularly communicated to senior management. On an annual basis these limits and targets are reviewed and reconfirmed by the respective authorities.

To complement and support the limit framework, Group Treasury and members of our regional and divisional treasuries monitor the markets in which we operate for potential threats.

    We have contingency plans for liquidity crisis management, a cornerstone of which are our substantial liquidity reserves, including a large multi-currency portfolio of unencumbered high-quality short-term assets and available and unutilized liquidity facilities at several major central banks.

    The liquidity contingency plan is an integral part of the global crisis management concept, which covers all types of crisis events. Its implementation falls under the responsibility of a special crisis team with representatives from Group Treasury, FICC and related areas, including the functions responsible for payments and settlements, market and credit risk control, collateral and margin management, and information technology and infrastructure. Our global management model lends itself naturally to efficient liquidity crisis management. Should a crisis require contingency funding measures to be invoked, Group Treasury is responsible for coordinating liquidity generation with representatives from FICC and the relevant business areas.

New Swiss regulatory liquidity regime

During 2010, the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank (SNB) introduced a revised liquidity regime for big banks which came into effect on 30 June 2010, designed to ensure stability within the Swiss financial industry. The new regime is broadly consistent with international proposals for liquidity regulations, particularly the principles written by the Basel Committee for Banking Supervision. The core element of the new liquidity regime is a severe stress scenario that combines a general financial market crisis with creditors’ loss of trust in the bank. The new liquidity regulations require the banks to hold liquid assets sufficient to offset the projected outflows under the stress scenario for a period of 30 days. Our established internal liquidity stress tests consider a stress scenario similar in nature to that used by the new FINMA liquidity regime. We believe this will enable us to sustain our business for a period substantially beyond the minimum regulatory horizon.

è	Refer to the “Regulatory developments” section of this report for more information

UBS asset funding

[1] Including compound debt instruments – OTC. [2] Including cash collateral on derivative transactions.

Risk and treasury management
Treasury management

Funding

Our wealth management businesses represent valuable and cost-efficient sources of funding. At year-end 2010, these businesses contributed CHF 304 billion, or 92%, of the CHF 332 billion total customer deposits shown in the “UBS asset funding” graph. Compared with the CHF 263 billion of net loans as of 31 December 2010, customer deposits provided 126% coverage compared with an adjusted 127% on 31 December 2009. In the fourth quarter of 2010, we changed the presentation of cash collateral from derivative transactions and prime brokerage receivables and payables. These positions are no longer included in customer and interbank deposits, but are now shown as part of “other liabilities” in the “UBS asset funding” graph.

    In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received), we borrowed less cash on a collateralized basis than we lent, leading to a surplus of net securities sourced – shown as the CHF 124 billion cash-equivalent surplus in the “UBS asset funding” graph.

    Funding is also provided through numerous short-, medium- and long-term funding programs, which offer customized investment opportunities to institutional and private clients. These programs can efficiently raise funds globally, further reducing our dependence on any particular source.

    Through broad diversification of our funding sources by market, product and currency, we maintain a well-balanced portfolio of liabilities, which provide protection in the event of market disruptions. This enables us to efficiently fund our business activities.

Funding approach
Funding activities are planned by assessing the overall liquidity and funding profile of the balance sheet, taking account of stable funding needed to support ongoing business activities through periods of difficult market conditions.

During 2010, we raised over CHF 15 billion equivalent of public benchmark bonds with an average maturity of 5.5 years, including nearly CHF 3 billion equivalent of covered bond issuance. The amount of public bond issuance exceeded the CHF 11 billion equivalent of long-term straight debt (CHF 6 billion of which was from public benchmark bonds) that matured during 2010, plus CHF 3 billion equivalent of subordinated and hybrid tier 1 debt that was redeemed during 2010. Additionally, we continued to raise medium- and long-term funds through medium-term notes and private placements throughout the year.
To ensure that a well-balanced and diversified liability structure is preserved, Group Treasury routinely monitors our funding status and reports its findings on a monthly basis to the Group ALCO. A key measure employed among our main analysis tools is the assessment of our “cash capital” position; this concept is designed to ensure that illiquid assets can be financed by stable sources of funding.
The cash capital supply consists of long-term sources of funds: unsecured funding with remaining time to maturity of at least one year; shareholders’ equity; and core deposits – the portion of customer deposits deemed to have a “behavioral” maturity of at least one year. Cash capital consumption reflects the illiquid portion of the assets which could not be transformed into cash by secured funding. For a given asset, the illiquid portion is the difference (the haircut) between the carrying value of an asset on the balance sheet and its effective cash value when used as collateral in a secured funding transaction.
We also regularly monitor our main funding portfolios for concentration risks.

UBS: funding by product and currency
	All currencies		CHF		EUR		USD		Other
In %[1]	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09

Securities lending	0.9	1.0	0.0	0.0	0.2	0.2	0.6	0.5	0.1	0.3

Repurchase agreements	9.6	8.1	1.0	1.0	1.4	1.4	6.4	4.5	0.8	1.2

Interbank	5.3	4.0	1.1	0.7	0.6	0.5	1.3	1.1	2.3	1.7

Money market paper	7.2	6.5	0.2	0.2	0.7	0.6	5.7	5.0	0.6	0.7

Retail savings / deposits	13.4	12.8	9.3	8.4	0.8	0.8	3.3	3.6	0.0	0.0

Demand deposits	15.6	14.7	5.9	4.7	3.1	3.7	4.5	4.4	2.1	2.0

Fiduciary	3.9	5.4	0.2	0.3	1.1	1.5	2.1	2.9	0.6	0.6

Time deposits	9.6	9.9	0.5	0.8	1.2	1.3	5.3	4.8	2.6	3.0

Long-term debt	22.4	24.3	3.2	3.2	8.0	9.7	8.0	7.8	3.2	3.6

Cash collateral payables on derivative transactions[2]	7.5	8.3	0.2	0.2	3.2	3.0	3.2	3.6	0.9	1.5

Prime brokerage payables[2]	4.7	4.8	0.1	0.0	0.5	0.5	3.4	3.8	0.7	0.5

Total	100.0	100.0	21.5	19.4	20.7	23.4	43.9	42.0	13.9	15.2

1 As a percent of total funding sources defined as the CHF 782 billion on the balance sheet comprising Repurchase agreements, Securities lending against cash collateral received, Due to banks, Money market paper issued, Due to customers, Long-term debt (including financial liabilities at fair value) and Cash collateral on derivative transactions and Prime brokerage payables.   2 UBS has changed presentation of cash collateral for derivative transactions and prime brokerage receivables and payables. These positions are no longer included in interbank and demand deposits, but are shown on separate lines in the table above.

Risk and treasury management

UBS: funding by product type1

1 Excluding trading portfolio liabilities, negative replacement values, other liabilities and equity.

UBS: funding by currency1

1 Excluding trading portfolio liabilities, negative replacement values, other liabilities and equity.

Funding position and diversification

We continued to maintain a balanced portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of our business activities are the primary reasons for our financial flexibility. Funding is provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients. Our domestic retail and global wealth management businesses are also a valuable source of funding.
The overall composition of our funding sources at the end of 2010 is shown in the “UBS: funding by product and currency” table and the pie-charts above. These funding sources amounted to CHF 782 billion on the balance sheet, down from CHF 792 billion a year before, and comprise repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt including financial liabilities at fair value, cash collateral payables on derivative instruments and prime brokerage payables. The overall composition remained broadly similar to the prior year-end, with around 22% of our funding sources stemming from long-term debt (including financial liabilities designated at fair value) and a further 39% from customer time deposits, retail savings/deposits and customer demand deposits. Of the remainder, around 10% was from secured funding, approximately 12% was from interbank borrowing and money-market paper issuance, 12% from cash margin on derivatives and prime brokerage, and around 4% from fiduciary deposits.

Credit ratings

Credit ratings generally affect the cost and availability of funding, especially funding from wholesale unsecured sources. Our credit ratings can also influence the performance of some of our businesses as well as contributing to maintaining levels of client and counterparty confidence. Important factors used by rating agen-

cies to assess a firm’s creditworthiness and determine its credit ratings include stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality and corporate governance. Credit ratings reflect the opinions of the rating agencies and can therefore be changed at any time.

Maturity breakdown of long-term straight debt portfolio

The “Long-term straight debt – contractual maturities” graph shows a contractual maturity breakdown of our long-term straight debt portfolio, and therefore excludes all structured debt, which is predominantly booked as financial liabilities designated at fair value. The long-term straight debt portfolio amounted to CHF 70 billion on 31 December 2010, up by CHF 6 billion from a year earlier. It is composed of CHF 61 billion of senior debt including both publicly and privately placed notes and bonds as well as Swiss cash bonds, and CHF 9 billion of subordinated debt. Of the

Long-term straight debt – contractual maturities

Risk and treasury management
Treasury management

positions shown in the graph, CHF 10 billion, or 14%, will mature within one year, down from 17% a year earlier. The equivalent of CHF 1.5 billion of subordinated debt with a contractual maturity date in 2016 has an early call date during 2011.

The abovementioned CHF 70 billion long-term straight debt forms part of the CHF 130 billion shown on the Debt issued line on the balance sheet.
è	Refer to “Note 19 Financial liabilities designated at fair value and debt issued” in the “Financial information” section of this report for more information

Maturity analysis of financial liabilities
Contractual maturity information of our assets and liabilities serves as a starting point for the stress testing analyses described earlier. Our liquidity risk management framework includes a behavioral stress analysis, which involves a more detailed assessment of asset and liability cash flows as well as outflows from off-balance sheet exposures.

    The contractual maturities of our non-derivative and non-trading financial liabilities as of 31 December 2010 presented in the table below are based on the earliest date on which we could be required to pay. The total amounts that contractually mature in each time-band are also shown for 31 December 2009. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column “On demand” as management believes that this provides the most accurate reflection of the short-term nature of trading activities. The contractual maturity may extend over significantly longer periods.

Maturity analysis of financial liabilities[1]
			Due	Due	Due
		Due	between	between	between
		within	1 and 3	3 and 12	1 and 5	Due after
CHF billion	On demand[2]	1 month[2]	months[2]	months[2]	years[3]	5 years[3]	Total

Financial liabilities recognized on balance sheet

Due to banks	22.4	14.4	2.2	1.0	1.5	0.1	41.5

Cash collateral on securities lent	6.6	0.0					6.7

Repurchase agreements	7.0	51.4	11.4	4.9	0.0		74.8

Trading portfolio liabilities[4,5]	55.0						55.0

Negative replacement values[4]	393.8						393.8

Cash collateral payables on derivative instruments	58.9						58.9

Financial liabilities designated at fair value		2.0	4.2	20.1	45.7	28.7	100.8

Due to customers	200.2	113.0	8.7	9.7	0.5	0.1	332.3

Accrued expenses and deferred income		7.6					7.6

Debt issued		20.1	21.4	28.4	34.5	25.9	130.3

Other liabilities	18.1	41.6					59.7

Total 31.12.10	762.1	250.2	47.9	64.1	82.2	54.8	1,261.3

Total 31.12.09	806.3	213.5	43.4	69.4	83.8	70.6	1,286.9

Financial liabilities not recognized on balance sheet[6]

Commitments

Loan commitments	54.2	1.5	0.5	0.5	0.2	0.0	56.9

Underwriting commitments	0.0	0.2	0.0	0.0	0.2	0.0	0.4

Total commitments	54.2	1.7	0.5	0.5	0.4	0.0	57.3

Guarantees	14.9	0.3	0.2	0.7	0.4	0.1	16.5

Forward starting transactions

Reverse repurchase agreements	11.3	26.8	0.2	0.7	0.0	0.0	39.0

Securities borrowing agreements	0.0	0.4	0.0	0.0	0.0	0.0	0.5

Total 31.12.10	80.4	29.2	0.9	1.9	0.8	0.1	113.3

Total 31.12.09	87.6	32.0	1.3	1.0	0.5	0.1	122.6

[1] Only financial instruments (as disclosed in “Note 29a Measurement categories of financial assets and financial liabilities” in the “Financial information” section of this report) are required to be disclosed in the maturity analysis, therefore, not all numbers in the table reconcile to the line items in the balance sheet. The differences relate to accrued expenses, deferred income and other liabilities and also comprise, deferred tax liabilities, provisions and liabilities from employee compensation plans.   [2] Our liquidity risk management focus is on short and mid-term cash flows. In these time periods, the carrying values of non-derivative financial liabilities largely approximate the undiscounted cash flows.   [3] Represents carrying values.   [4] Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for undiscounted cash flows of derivatives designated in hedge accounting relationships.   [5] Contractual maturities of trading portfolio liabilities are: CHF 53.7 billion due within one month (2009: CHF 45.9 billion); and CHF 1.2 billion due more than one month (2009: CHF 1.6 billion).   [6] The table below shows the maximum irrevocable amount of Guarantees, Commitments and Forward starting transactions.

Risk and treasury management

Interest rate and currency management

Management of non-trading interest rate risk

Our largest non-trading interest rate exposures arise within our wealth management business divisions. With the exception of the Wealth Management Americas business, the inherent interest rate risk exposures are transferred from the originating business into one of two centralized interest rate risk management units: Group Treasury or the Investment Bank’s FICC unit. These units manage the risks on an integrated basis, maximizing the netting potential across risks from different sources.

    The interest rate risk management responsibility for Wealth Management & Swiss Bank transactions executed in Switzerland was transferred to Group Treasury. The fixed-rate products do not contain embedded options, such as early prepayment, which would allow clients to prepay at par. All prepayments are therefore subject to market-based unwinding costs. Transactions executed outside of Switzerland continue to be transferred predominantly to FICC.

    Current and savings accounts and many other retail products of Wealth Management & Swiss Bank have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are managed on a pooled basis via “replicating” portfolios. A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Group Treasury, structured to approximate, on average, the implied behavioral interest rate cash flow and repricing behavior of the transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary. The originating business units are thus immunized as much as possible against market interest rate movements, but retain and manage their own product margin.

    A significant amount of interest rate risk also arises from the financing of non-monetary-related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Group Treasury through replicating portfolios which, in this case, are designed to approximate the tenor profile mandated by senior management.

    Group Treasury manages its residual open interest rate exposures, taking advantage of any offsets that arise between positions from different sources, within its approved market risk limits which include value-at-risk (VaR) and stress loss. The preferred risk management instruments are interest rate swaps, for which there is a liquid and flexible market. All transactions are executed via the Investment Bank. Group Treasury does not directly access the external market for swap transactions.

    In addition to its regular risk management activities, Group Treasury executes transactions that aim to hedge negative effects on the Bank’s net interest income stemming from the prolonged period of extraordinarily low yields. As part of this strategy, UBS acquired in October and November 2010 approximately CHF 10 billion face amount of US Treasury securities and approximately CHF 5 billion face amount of UK Government bonds, with a weighted average maturity of approximately 8 years at the end of 2010. The portfolio is held on the balance sheet and is classified for accounting purposes as available-for-sale. The difference between the market value of these securities and their amortized cost does not affect net profit, but is included in the calculation of comprehensive income and accordingly affects our shareholders’ equity and our regulatory capital. In the fourth quarter of 2010, we charged CHF 545 million (pre-tax) against other comprehensive income as a result of reductions in the market value of this portfolio. Assuming that we continue to hold these securities, future changes in their market value will affect our other comprehensive income and capital. If we hold the securities until their maturity, the effect of market value changes would reverse over time back to amortized cost plus accrued interest at maturity.

è	Refer to the “Market risk” section of this report for more information on our market risk measures and controls

Market risk arising from management of consolidated capital

Key ratios on capital and risk-weighted assets (RWA) are monitored by regulators and analysts and are key indicators of our financial strength.

Group Treasury: value-at-risk (1-day, 95% confidence, 5 years of historical data)
	Year ended 31.12.10				Year ended 31.12.09
CHF million	Min.	Max.	Average	31.12.10	Min.	Max.	Average	31.12.09

Interest rates	2	18	6	4	1	7	3	3

Foreign exchange	0	18	5	2	0	15	3	2

Diversification effect	[1]	[1]	(2)	(1)	[1]	[1]	(1)	(1)

Total management VaR	2	22	8	5	2	16	5	4

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk and treasury management
Treasury management

    The majority of our capital and many of our assets are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Any significant depreciation of the Swiss franc against these currencies would adversely impact our key ratios. Group Treasury’s mandate is to minimize adverse currency impacts on these ratios.

    Group Treasury’s target to hedge the key ratios is based on a currency mix of capital that broadly reflects the currency distribution of our consolidated RWA. As the Swiss franc depreciates or appreciates against these currencies, the consolidated RWA increases or decreases relative to our capital. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which are recorded through equity. Thus, our consolidated equity rises or falls in line with the fluctuations in the RWA. The capital of the parent bank itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results.

    Furthermore, Group Treasury has the mandate to generate a stable interest income flow from capital. The capital of the parent bank and its subsidiaries is placed via interest-bearing cash deposits internally within our entity network. Group Treasury further maintains a portfolio of interest rate swaps to achieve a target tenor profile and return on invested equity.

    To provide a benchmark for investments of equity, Group Treasury defines a replicating portfolio of target tenors and currencies. The effective investment positions created by both internal cash deposits and interest rate swaps are then measured against this benchmark tenor replication portfolio. Mismatches between the two are measured, together with other non-trading interest rate risk positions, against Group Treasury’s market risk limits (VaR and stress loss).

Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity.

    On 31 December 2010, our consolidated equity was invested, according to target, as follows: in Swiss francs (including most of the capital of the Parent Bank) with an average duration of approximately three years and fair value sensitivity of CHF 9.5 million per basis point; in US dollars with an average duration of approximately four years and a sensitivity of CHF 7.1 million per basis point; in euros with an average duration of approximately three years and a sensitivity of CHF 0.9 million per basis point; and in British pounds with a duration of approximately three years and a sensitivity of CHF 0.4 million per basis point. The sensitivities directly relate to the chosen durations. Targeting significantly shorter tenors reduces fair value sensitivities, but leads to greater volatility in the interest income.

Corporate currency management

Our corporate currency management activities are designed to reduce the impact of adverse currency fluctuations on our reported financial results in Swiss francs, given regulatory constraints. We specifically focus on three principal areas of currency risk management: Currency matched funding of investments in non-Swiss franc assets and liabilities; sell-down of non-Swiss franc profits and losses; and selective hedging of anticipated non-Swiss franc profits and losses.

Currency matched funding and investment of non-Swiss franc assets and liabilities

For monetary balance sheet items and non-core investments, we follow the principle of matching the currency of our assets with the same currency of the liabilities from which they are funded, at least as far as it is practical and efficient to do so. A US dollar asset is thus typically funded in US dollars, while a euro liability is typically offset by an asset in euros. This avoids profits and losses arising from the retranslation of foreign currency assets and liabilities at the prevailing exchange rates to the Swiss franc at quarter-ends.

Sell-down of reported profits and losses

For accounting purposes, reported profit and losses are translated each month from their original transaction currencies into Swiss francs at exchange rates fixed at the prevailing month-end. In order to eliminate earnings volatility on the retranslation of previously recognized earnings in foreign currencies, Group Treasury centralizes the profits and losses arising in the parent bank and sells or buys them for Swiss francs. Our other operating entities follow a similar monthly sell-down process into their own reporting currencies. Retained earnings in operating entities with a reporting currency other than the Swiss franc are integrated and managed as part of our consolidated equity.

Hedging of anticipated future reported profits and losses

Our corporate currency management executes a dynamic and cost-efficient hedging strategy to protect anticipated future profit and losses in foreign currencies against possible adverse trends of foreign exchange rates from one reporting period to the next. At any point in time, Group Treasury may hedge part or all of the anticipated next three months’ earnings. Although intended to hedge future earnings, these transactions are accounted for as open currency positions and are subject to internal market risk VaR and stress loss limits.

Risk and treasury management

Capital management

Eligible capital must be available to support business activities, in accordance with both our own internal assessment and the requirements of our regulators, in particular our lead regulator FINMA.

    We aim to maintain sound capital ratios at all times, and we therefore consider not only the current situation but also projected business and regulatory developments. The main tools we employ to manage our capital ratios are: the active management of own shares, capital instruments, dividends and RWA.

Capital adequacy management

Ongoing compliance with regulatory capital requirements and target capital ratios is central to our capital adequacy management. In this process, we manage towards tier 1 and total capital target ratios. In the target setting process we take into account the current and future minimum requirements set by regulators as well as their “buffer” expectations. Furthermore, we consider our own internal assessment of aggregate risk exposure in terms of capital-at-risk, the views of rating agencies and comparisons with peer institutions.

è	Refer to the “Risk management and control” section of this report for more information on earnings-at-risk and capital-at-risk

Regulatory requirements

We are subject to FINMA regulatory capital requirements, which result in higher RWA than under BIS guidelines.
è	Refer to the additional capital management disclosure in the “Basel II Pillar 3” section of this report

    To allow for comparability, published RWA are determined in accordance with the BIS guidelines. For the determination of the eligible capital, there were no differences between BIS guidelines and FINMA regulations as of 31 December 2010.

During 2010, we complied with all externally imposed capital requirements.

    The Basel III revisions will have a negative impact on capital (mainly due to the exclusion of deferred tax assets, pension assets and hybrid tier 1 capital instruments for the calculation of common equity) and also mean significantly higher RWA. As a result, our common equity ratio would be materially lower than our current BIS tier 1 ratio, if Basel III requirements were effective immediately. It is therefore important to also consider the Basel III transitional arrangements, which effectively phase in the impacts on capital over several years.

è	Refer to the “Regulatory developments” section of this report for more information

Capital ratios and RWA

BIS capital ratios

The BIS capital ratios compare eligible capital (tier 1 and total capital) with total RWA.

    On 31 December 2010, our BIS tier 1 capital ratio stood at 17.8% (up from 15.4% on 31 December 2009), our BIS core tier 1 capital ratio stood at 15.3% (up from 11.9% on 31 December 2009), while our BIS total capital ratio was 20.4% (up from 19.8% on 31 December 2009). Our BIS tier 1 capital increased by CHF 3.5 billion to CHF 35.3 billion, while RWA decreased to CHF 198.9 billion from CHF 206.5 billion.

è	Refer to the discussions on “Capital adequacy management” and “Eligible capital” in this section for more information

Capital requirements

Our capital requirements are based on our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adjusted for regulatory differences. Under IFRS, subsidiaries and special purpose entities that are directly or indirectly controlled by UBS must be consolidated, whereas for regulatory capital purposes, different consolidation principles apply. For example, subsidiaries that are not active in the banking and finance business are not consolidated.

è	Refer to the additional capital management disclosure in the “Basel II Pillar 3” section of this report for more information
On 31 December 2010, BIS RWA were CHF 198.9 billion, compared with CHF 206.5 billion at year-end 2009. The analysis by component is as follows:

Risk and treasury management
Treasury management

Credit risk

RWA for credit risk amounted to CHF 119.9 billion on 31 December 2010, compared with CHF 140.5 billion on 31 December 2009. The reduction was primarily related to lower derivatives RWA of CHF 7.9 billion and reduced drawn exposure RWA of CHF 8.7 billion, as well as a reduction in residential mortgage RWA of CHF 2.6 billion. These decreases occurred mainly in the Investment Bank and Wealth Management & Swiss Bank. The weakening of several major currencies against the Swiss franc has been a significant contributor to most of these RWA reductions.

è	Refer to the “Credit risk” section of this report for more information

Non-counterparty related assets
RWA for non-counterparty related assets amounted to CHF 6.2 billion on 31 December 2010, compared with CHF 7.0 billion on 31 December 2009.

Market risk

In 2010, RWA for market risk increased by CHF 7.9 billion to CHF 20.8 billion on 31 December 2010. This was due to an increase in average regulatory VaR exposures, primarily resulting from increased credit spread risk.

è	Refer to the “Market risk” section of this report for more information

Operational risk
RWA for operational risk increased to CHF 51.9 billion on 31 December 2010 from CHF 46.1 billion on 31 December 2009, as agreed with FINMA.
è	Refer to the “Operational risk” section of this report for more information

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

Tier 1 capital

Tier 1 capital amounted to CHF 35.3 billion on 31 December 2010, compared with CHF 31.8 billion on 31 December 2009, an increase of CHF 3.5 billion. The positive contributors to this increase were the CHF 7.5 billion net profit attributable to UBS shareholders and the reversals of own credit losses of CHF 0.5 billion. These effects were partially offset by a redemption of hybrid tier 1 capital of CHF 1.5 billion, increased tier 1 deductions of CHF 1.0 billion (securitization exposures and other deduction items), negative effects relating to share-based compensation net of tax of CHF 0.9 billion, as well as currency effects of CHF 0.6 billion and other effects of CHF 0.5 billion.

Hybrid tier 1 capital

These instruments are perpetual and can only be redeemed if they are called by the issuer after having received regulatory approval. The payment of interest is subject to compliance with minimum capital ratios and other requirements. Any missed payment is non-cumulative. As of 31 December 2010, our hybrid tier 1 instruments amounted to CHF 4.9 billion, down from CHF 7.2 billion as of 31 December 2009. Under IFRS, these instruments are accounted for as equity attributable to non-controlling interests.

Tier 2 capital

These instruments consist mainly of our subordinated long-term debt that ranks senior to both our shares and hybrid tier 1 instruments but is subordinated to all our senior obligations. Tier 2 capital net of tier 2 deductions accounted for CHF 5.2 billion in total capital as of year-end 2010. In 2010, we redeemed a floating rate EUR 1.2 billion subordinated bond.

è	Refer to the “Shares and capital instruments” section of this report for more information

Capital adequacy
CHF million, except where indicated	31.12.10	31.12.09

BIS core tier 1 capital	30,420	24,574

BIS tier 1 capital	35,323	31,798

BIS total capital	40,542	40,941

BIS core tier 1 capital ratio (%)	15.3	11.9

BIS tier 1 capital ratio (%)	17.8	15.4

BIS total capital ratio (%)	20.4	19.8

BIS risk-weighted assets	198,875	206,525

of which: credit risk[1]	119,919	140,494

of which: non-counterparty related risk	6,195	7,026

of which: market risk	20,813	12,861

of which: operational risk	51,948	46,144

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Risk and treasury management

Capital components
CHF million	31.12.10	31.12.09

BIS core tier 1 capital prior to deductions[1]	46,365	40,144

of which: paid-in share capital	383	356

of which: share premium, retained earnings, currency translation differences and other elements	45,982	39,788

Less: treasury shares / deduction for own shares[2]	(2,993)	(2,424)

Less: goodwill & intangible assets	(9,822)	(11,008)

Less: securitization exposures[3]	(2,385)	(1,506)

Less: other deduction items[4]	(744)	(632)

BIS core tier 1 capital	30,420	24,574

Hybrid tier 1 capital	4,903	7,224

of which: non-innovative capital instruments	1,523	1,785

of which: innovative capital instruments	3,380	5,438

BIS tier 1 capital	35,323	31,798

Upper tier 2 capital	110	50

Lower tier 2 capital	8,239	11,231

Less: securitization exposures[3]	(2,385)	(1,506)

Less: other deduction items[4]	(744)	(632)

BIS total capital	40,542	40,941

[1] “BIS core tier 1 capital prior to deductions” plus “Hybrid tier 1 capital” less “treasury shares / deduction for own shares” equals “Total equity / gross tier 1 including hybrid tier 1 instruments” in the “Reconciliation of IFRS equity to BIS tier 1 capital” table.   [2] Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   [3] Includes a 50% deduction of the fair value of UBS’s option to acquire the SNB StabFund’s equity (CHF 1,781 million on 31.12.10 and CHF 1,216 million on 31.12.09).   [4] Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected loss for equities (simple risk weight method).

Transfer of capital within UBS Group

Under Swiss company law, UBS is organized as an “Aktiengesellschaft”, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the Group. The legal entity structure of the Group is designed to support our businesses within an efficient legal, tax, regulatory and funding framework. We enter into intragroup transactions in order to provide funding and capital to individual UBS entities. As of 31 December 2010, we were not aware of any material restrictions, or other major impediments, concerning the transfer of funds or regulatory capital within the Group apart from those which apply to these entities by way of local laws and regulations.

IFRS equity to BIS tier 1 capital

The main differences between IFRS equity attributable to shareholders and tier 1 capital result from:
–	The difference of CHF 0.4 billion in Net income recognized directly in equity, net of tax was due to cash flow hedge effects, which are reversed for BIS purposes and thereby reduced the amount by CHF 1.1 billion. This was partly offset by CHF 0.4 billion of net positive foreign currency translation effects and the reclassification for BIS purpose of fair value changes relating to Available-for-sale securities of CHF 0.3 billion.

Reconciliation of IFRS equity to BIS tier 1 capital
	31.12.10
CHF million	IFRS view[1]	Reconciliation items	BIS view

Share capital	383	0	383

Share premium	34,393	(8)	34,386

Net income recognized directly in equity, net of tax	(6,534)	(406)	(6,940)

Retained earnings	19,285	(857)	18,428

Equity classified as obligation to purchase own shares	(54)	54	0

Equity attributable to non-controlling interests	5,043	(33)	5,010

Treasury shares / deduction for own shares[2]	(654)	(2,339)	(2,993)

Total equity / gross tier 1 including hybrid tier 1 instruments	51,863	(3,588)	48,274

Less: goodwill, intangible assets and other deduction items			(12,952)[3]

Less: accrual for expected future dividend payments			0

Eligible tier 1 capital			35,323

[1] International Financial Reporting Standards (IFRS).   [2] Generally, treasury shares are fully deducted from equity under IFRS, whereas for capital adequacy purposes this position covers the following: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   [3] “Other deduction items” include primarily 50% of the deductions for net long position of non-consolidated participations in the finance sector; expected loss on advanced internal ratings-based approach portfolio less general provisions (if difference is positive): expected loss for equities (simple risk weight method); and first loss positions from securitization exposures.

Risk and treasury management
Treasury management

–
Retained earnings were lower under the BIS view than under IFRS by CHF 0.9 billion, primarily due to CHF 0.2 billion of life-to-date IFRS gains on own credit net of tax which are reversed for BIS purposes and CHF 0.3 billion attributable to differences in the scope of consolidation. The remainder is due to multiple factors, e.g. differences in measurement and recognition principles between IFRS and BIS, including a deduction for unrealized losses on available-for-sale securities.

–	A negative adjustment in Treasury shares/deduction for own shares of CHF 2.3 billion, mainly due to the different calculation of the capital deduction relating to share-based compensation.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at a Group level and expects that, in normal times, the ratio will be well above this. This target is to be achieved by 1 January 2013 at the latest.

    On 31 December 2010, our Group FINMA leverage ratio improved to 4.45%, compared with the 31 December 2009 ratio of 3.93%. During the year, average total assets prior to deductions decreased by CHF 27.7 billion to CHF 1,398.5 billion. The average total adjusted assets fell by CHF 15.2 billion to CHF 794.2 billion. The table below shows the FINMA leverage ratio calculation for the Group.

Equity attribution framework

The equity attribution framework reflects our overarching objectives of maintaining a strong capital base and guiding businesses toward activities with the best balance of profit potential, risk and capital usage. In June 2010, the key principles underlying the equity attribution framework received BoD approval.

Within this framework, the BoD attributes equity to the businesses after considering their risk exposure, RWA usage, asset size, goodwill and intangible assets.

The design of the equity attribution framework enables us to:
–	Calculate and assess return on attributed equity (RoE) in each of our business divisions. RoE is disclosed for all business divisions and units.
–	Integrate Group-wide capital management activities with those at business division and business unit levels.
–	Measure current period and historical performance in a consistent manner across business divisions and business units.
–	Make better comparisons between our businesses and those of our competitors.

    The framework operates as follows: First, each business is attributed an amount of equity equal to the average book value of goodwill and intangible assets, as reported for that business division or business unit according to IFRS. Second, the BoD considers a number of factors that drive required capital, including:

–
Equity requirements based on aggregated risk exposure, including the potential for losses exceeding earnings capacity as defined by the firm’s risk-based capital. At certain other institutions, this factor is sometimes referred to as “economic capital”.

–	RWA usage and a target capital ratio for each business.
–	Asset size and a target leverage ratio for each business.

    After reviewing the results of this formulaic approach, the Group ALCO recommends and the BoD makes adjustments to the final tangible equity attribution to reflect the amount of equity it believes is appropriate for each business. This assessment is based on the expectations of the business’s clients and the business environment, including allowing for sufficient capital to support the business’s underlying risks and sustain extreme stress scenarios. The amount of equity attributed to all the businesses corresponds to the amount that we believe is required to maintain a strong capital base and support our businesses adequately. If the total equity attributed to the businesses differs from the Group’s actual equity during a given period, the surplus or deficit is reflected in Treasury activities and other corporate items. The BoD currently makes equity attribution decisions on a quarterly basis.

FINMA leverage ratio calculation
CHF billion, except where indicated	Average 4Q10	Average 4Q09

Total assets (IFRS)[1]	1,398.5	1,426.2

Less: netting of replacement values[2]	(410.1)	(420.9)

Less: loans to Swiss clients (excluding banks)[3]	(161.6)	(161.4)

Less: cash and balances with central banks	(20.1)	(22.1)

Less: other[4]	(12.4)	(12.4)

Total adjusted assets	794.2	809.4

BIS tier 1 capital (at year-end)	35.3	31.8

FINMA leverage ratio (%)	4.45	3.93

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

Risk and treasury management

The amount of equity attributed to each division is an important input into the calculation of economic profit for that division. Broadly speaking, economic profit equals profits minus the product of attributed equity and the cost of equity.
As outlined in the table “Average attributed equity”, the amount of average equity attributed to the Investment Bank and Treasury activities and other corporate items increased by CHF 3.0 billion and CHF 2.0 billion respectively from the fourth quarter of 2009 to the fourth quarter of 2010. The Investment Bank increase was influenced by an expected moderate increase in the size of its assets and RWA over time.
In addition, the increases in both the Investment Bank and in Treasury activities and other corporate items were due to a refinement of our methodology. Previously, we had not explicitly taken account of the equity burden related to tier 1 deductions in the equity attribution framework. In the calculation of the RWA driver, we now convert these tier 1 deductions to the equivalent amount of tangible equity and add that to the amount of tangible equity needed to support reported RWA for each division. Similarly, in the calculation of the asset driver, we now convert these tier 1 deductions to the equivalent amount of tangible equity and add that to the amount of tangible equity needed to support the reported leverage ratio denominator for each division.
We continue to use both internal assessments of risk (as reflected in the UBS Risk-Based Capital framework) and regulatory measures of risk as drivers, as we believe that both play a role in the amount of equity needed to strongly support each division and UBS as a whole. In addition, we believe it is useful for top management and the BoD to compare equity requirements derived from internal risk measures with equity requirements derived from regulatory capital requirements and standards.
Further, the equity attribution framework continues to be forward-looking. Therefore, with regard to the RWA and asset drivers, we will be taking into account during 2011 the impacts of the enhanced Basel II framework and Basel III requirements.

Average attributed equity
CHF billion	4Q10	4Q09

Wealth Management	4.4	4.4

Retail & Corporate	4.6	4.6

Wealth Management & Swiss Bank	9.0	9.0

Wealth Management Americas	8.0	8.0

Global Asset Management	2.5	2.5

Investment Bank	27.0	24.0

Treasury activities and other corporate items	3.0	1.0

Average equity attributed to the business divisions	49.5	44.5

Surplus / (deficit)	(2.2)	(4.2)

Average equity attributable to UBS shareholders	47.3	40.3

Risk and treasury management
Treasury management

Shares and capital instruments

Shares

UBS shares and tier 1 capital

The majority of our tier 1 capital comprises share premium and retained earnings attributed to UBS shareholders. As of 31 December 2010, total IFRS equity attributable to our shareholders amounted to CHF 46,820 million, and was represented by a total of 3,830,840,513 shares issued, of which 38,892,031 (1.0%) were held by UBS.
In 2010, the shares issued were increased by a total of 272,727,760 shares due to the conversion of CHF 13 billion mandatory convertible notes (MCN) on 5 March 2010, leading to an issuance of 272,651,005 shares from conditional capital. In addition, the exercise of employee options led to the issuance of 76,755 shares.
Each share has a par value of CHF 0.10, and generally entitles the holder to one vote at the shareholders’ meeting and to a proportionate share of distributed dividends. There are no preferential rights for shareholders and no other classes of shares are issued by the Parent Bank directly.
è	Refer to the “Shareholders’ participation rights” section of this report for more information
Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase or the creation of conditional or authorized capital. The table below lists all shareholder-approved issuances of shares at year-end 2010. It is our objective not to dilute shares by the issuance of additional shares unless it is warranted by stressed financial market conditions or by regulators.

Holding of UBS shares

UBS holds own shares for two main purposes: in Group Treasury to cover employee share and option programs and in the Investment Bank, to a limited extent, for trading purposes where the Investment Bank engages in market-making activities in UBS shares and related derivative products. The holding of treasury shares on 31 December 2010 increased to 38,892,031 or 1.0% of shares issued, from 37,553,872 or 1.1% on the same date one year prior.

As of 31 December 2010, employee options and stock appreciation rights to receive 5.2 million shares were exercisable. Shares held in treasury or newly shares issued are delivered to the employee at exercise. On 31 December 2010, 25.8 million shares were available for this purpose, and an additional 149.9 million unissued shares in conditional share capital were assigned to cover future employee option exercises. At year-end 2010, the shares available covered all exercisable employee obligations.
The presentation in the table “Treasury share activities” shows the purchase of our shares by Group Treasury and does not include the activities of the Investment Bank.

Treasury shares held by the Investment Bank

The Investment Bank, acting as liquidity provider to the equity index futures market and as a market-maker in our shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are primarily issued to meet client demand and for trading purposes. To hedge the economic exposure, a limited number of our shares are held by the Investment Bank.

Shares

For the year ended
Number of shares	31.12.10

Balance at the beginning of the year	3,558,112,753

Issue of shares for capital increase (conversion of MCN in March 2010)	272,651,005

Issue of shares for employee options	76,755

Balance at the end of the year	3,830,840,513

Shareholder-approved issuance of shares

		Year approved by
	Maximum number of	shareholder general	% of shares issued
	shares to be issued	meeting	31.12.10

Conditional capital

SNB warrants	100,000,000	2009	2.61

Employee equity participation plans of UBS AG	149,920,712	2006	3.91

Conversion rights / warrants granted in connection with bonds	380,000,000	2010	9.92

Total	629,920,712		16.44

Risk and treasury management

Capital instruments

In order to improve the quality of capital, regulators are proposing new requirements for capital instruments and creating a new category of capital instruments: contingent convertible bonds (CoCo). The changes proposed are designed to increase the resilience against a financial crisis and are expected to maintain the banks in crisis as going concerns. Regulators view these instruments as additional protection against systemic risks of large banks.

è	Refer to the “Regulatory developments” section of this report for more information

Mandatory convertible notes

As part of the measures taken to strengthen our capital base in 2008, we issued two MCN. The first had a principal amount of CHF 13 billion and consisted of private placements with two financial investors. The second was placed with the Swiss Confederation and had a principal amount of CHF 6 billion. The CHF 6 billion MCN was converted on 25 August 2009. The CHF 13 billion MCN expired on 5 March 2010, and was mandatorily converted into 273 million of newly issued shares, representing 7.7% of our then issued share capital.

Hybrid tier 1 capital

Hybrid tier 1 instruments represent innovative and non-innovative perpetual instruments. They are accounted for under non-controlling interests in the IFRS equity. Hybrid tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer after having received regulatory approval. If such a call is not exercised at the call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or our subsidiaries and rank senior to our shares in dissolution. Payments under the instruments are subject to adherence to our minimum capital ratios and other requirements. Any missed payment is non-cumulative. We did not issue hybrid tier 1 instruments in 2010 but redeemed USD 1.5 billion of trust preferred securities. As of 31 December 2010, we had CHF 4,903 million of such instruments in various currencies outstanding.

Treasury share activities

	Treasury shares purchased for employee share and
	option participation plans and acquisitions[1]		Total number of shares
Month of purchase	Number of shares	Average price in CHF	Number of shares (cumulative)	Average price in CHF

January 2010	0	0.00	0	0.00

February 2010	45,000,000	14.20	45,000,000	14.20

March 2010	33,580,113	15.13	78,580,113	14.60

April 2010	0	0.00	78,580,113	14.60

May 2010	0	0.00	78,580,113	14.60

June 2010	0	0.00	78,580,113	14.60

July 2010	0	0.00	78,580,113	14.60

August 2010	900,000	16.93	79,480,113	14.63

September 2010	0	0.00	79,480,113	14.63

October 2010	0	0.00	79,480,113	14.63

November 2010	3,110,000	15.72	82,590,113	14.67

December 2010	670,000	15.70	83,260,113	14.68

1 This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 53,000 UBS shares during the year and held 1,638,000 UBS shares as of 31 December 2010.

Conversion price and number of shares

		Amount				Conversion price per		Conversion into
	Coupon	(CHF billion)	Issuance date	Conversion period / maturity		UBS share (CHF)		number of UBS shares

MCN	9%	13	5 March 2008	6 September 2008	5 March 2010	47.68	[1]	272,651,005

1 Adjusted for dilution effects of the capital increase.

Risk and treasury management
Treasury management

Tier 2 capital

The major element in tier 2 capital consists of subordinated long-term debt. Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. They accounted for CHF 8,239 million in total eligible capital as of year-end 2010. Tier 2 instruments rank senior to both our shares and to hybrid tier 1 instruments but are subordinated to all our senior obligations. In 2010, we redeemed EUR 1.2 billion floating rate subordinated notes.

Distributions to shareholders

The decision whether to pay a dividend, and the level of the dividend, are dependent on our targeted capital ratios and cash flow generation. The decision on dividend payments is proposed by the BoD to the shareholders and is subject to their approval at the Annual General Meeting. The BoD has decided to further bolster capital and has therefore not proposed any dividend for the financial year 2010.

Risk and treasury management

UBS shares in 2010

UBS share price chart vs Dow Jones Banks Titans 30 Index

UBS shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE). As of 16 April 2010, UBS shares have been delisted from the Tokyo Stock Exchange.

è	Refer to the “Capital structure” section of this report for more information on our shares, including par value, type and rights of security
Over the course of 2010, UBS shares declined 4% on the SIX but rose 6% in US dollar terms on the NYSE, outperforming the global banking sector as measured by the Dow Jones Banks Titans 30 Index which declined 4%.

Share liquidity

During 2010, the daily average volume in UBS shares on the SIX was 16.4 million shares. On the NYSE, it was 1.2 million shares. The SIX trades a higher volume of UBS shares, and as such, it is expected to remain the main factor determining the movement in our share price.

During the hours in which both the SIX and NYSE are simultaneously open for trading (currently 3:30 p.m. to 5:30 p.m. Central European Time), price differences are likely to be arbitraged away by professional market-makers. The NYSE price will therefore typically be expected to depend on both the SIX price and the prevailing US dollar/Swiss franc exchange rate. When the SIX is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in UBS shares on the NYSE is required to facilitate sufficient liquidity and maintain an orderly market in UBS shares.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX	UBSN VX	UBSN.VX

NYSE	UBS UN	UBS.N

Security identification codes

ISIN	CH0024899483

Valoren	2.489.948

Cusip	CINS H89231 33 8

Risk and treasury management
Treasury management

UBS share data

	As of
Registered shares	31.12.10	31.12.09	31.12.08

Total ordinary shares issued	3,830,840,513	3,558,112,753	2,932,580,549

Treasury shares	38,892,031	37,553,872	61,903,121

Weighted average shares (for basic EPS calculations)[1]	3,789,732,938	3,661,086,266	2,792,023,098

Weighted average shares (for diluted EPS calculations)	3,838,332,049	3,661,841,214	2,793,174,654

	For the year ended
CHF	31.12.10	31.12.09	31.12.08

EPS

Basic EPS	1.99	(0.75)	(7.63)

Basic EPS from continuing operations	1.99	(0.74)	(7.68)

Diluted EPS	1.96	(0.75)	(7.63)

Diluted EPS from continuing operations	1.96	(0.74)	(7.69)

1 Earnings per share.

UBS shares and market capitalization

	As of			% change from
	31.12.10	31.12.09	31.12.08	31.12.09

Share price (CHF)	15.35	16.05	14.84	(4)

Market capitalization (CHF million)[1]	58,803	57,108	43,519	3

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares issued as of 31 December 2009 do not reflect the 272.7 million UBS shares issued through the conversion of MCN placed with two investors in March 2008, and converted in March 2010. In addition, the total UBS ordinary shares as of 31 December 2008 do not reflect the 332.2 million shares issued through the conversion of MCN issued in December 2008, and converted in August 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

Trading volumes

	For the year ended
1,000 shares	31.12.10	31.12.09	31.12.08

SIX total	4,166,417	5,105,358	7,174,486

SIX daily average	16,403	20,340	28,584

NYSE total	296,517	222,052	539,856

NYSE daily average	1,177	881	2,134

Source: Thomson Reuters

Risk and treasury management

Stock exchange prices1

	SIX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2010	18.60	13.31	15.35	18.48	12.26	16.47

Fourth quarter 2010	17.83	14.92	15.35	18.48	14.99	16.47

December	16.27	15.12	15.35	16.87	15.42	16.47

November	17.46	14.92	15.03	18.15	14.99	15.07

October	17.83	16.43	16.66	18.48	16.78	17.02

Third quarter 2010	18.53	13.94	16.68	18.47	13.04	17.03

September	18.53	16.59	16.68	18.47	16.94	17.03

August	18.34	16.51	17.18	17.64	16.08	16.83

July	18.00	13.94	17.80	17.19	13.04	16.97

Second quarter 2010	18.60	14.15	14.46	17.75	12.26	13.22

June	16.25	14.15	14.46	14.53	12.26	13.22

May	17.32	14.56	15.53	15.77	12.58	13.33

April	18.60	16.31	16.87	17.75	15.13	15.42

First quarter 2010	17.50	13.31	17.14	16.84	12.40	16.28

March	17.47	14.78	17.14	16.41	13.65	16.28

February	14.94	13.31	14.81	13.98	12.40	13.86

January	17.50	14.01	14.03	16.84	12.85	13.01

2009	19.65	8.20	16.05	19.31	7.06	15.51

Fourth quarter 2009	19.34	14.76	16.05	19.18	15.03	15.51

Third quarter 2009	19.65	12.50	18.97	19.31	11.25	18.31

Second quarter 2009	17.51	10.56	13.29	15.82	9.40	12.21

First quarter 2009	17.00	8.20	10.70	15.31	7.06	9.43

2008	45.98	10.67	14.84	46.40	8.33	14.30

Fourth quarter 2008	24.00	10.67	14.84	21.30	8.33	14.30

Third quarter 2008	25.76	15.18	18.46	23.07	12.22	17.54

Second quarter 2008	35.11	20.96	21.44	36.02	20.41	20.66

First quarter 2008	45.98	21.52	25.67	46.40	22.33	28.80

2007	71.95	42.69	46.60	66.26	43.50	46.00

Fourth quarter 2007	61.05	42.69	46.60	58.01	43.50	46.00

Third quarter 2007	66.88	53.67	55.67	62.34	49.84	53.25

Second quarter 2007	71.55	63.72	65.46	66.26	58.73	60.01

First quarter 2007	71.95	59.76	64.21	64.30	55.40	59.43

2006	71.06	53.23	65.86	63.39	48.34	60.33

Fourth quarter 2006	71.06	62.88	65.86	63.39	58.50	60.33

Third quarter 2006	66.52	53.23	66.52	59.77	48.34	59.31

Second quarter 2006	66.97	54.31	59.32	61.70	49.36	54.85

First quarter 2006	64.05	55.60	63.39	55.55	48.66	54.99

1 Historical share price adjusted for the rights issue and stock dividend 2008.

Risk and treasury management
Basel II Pillar 3

Basel II Pillar 3

Introduction

The Basel II capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. The aim of Basel II Pillar 3 is to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.

The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.
This section presents our Basel II Pillar 3 disclosures as of 31 December 2010 and consists mainly of quantitative disclosures complemented with explanatory texts where needed.
è	Refer to the “Risk management and control” and “Treasury management” sections of this report for more information on qualitative disclosures related to our risk management and control, definitions and risk exposures as well as to capital management

Overview of disclosures

This table provides an overview of our Basel II Pillar 3 disclosures in our Annual Report 2010.

Basel II Pillar 3 requirement	Disclosure in the Annual Report 2010
Capital structure	“Capital management” section
Capital adequacy	“Capital management” and “Basel II Pillar 3” sections
Risk management objectives, policies and methodologies (qualitative disclosure)	“Risk management and control” section
Credit risk	“Risk management and control” and “Basel II Pillar 3” sections
Investment positions	“Basel II Pillar 3” section
Market risk	“Risk management and control” and “Basel II Pillar 3” sections
Securitization	“Basel II Pillar 3” section
Operational risk	“Risk management and control” section
Interest rate risk in the banking book	“Risk management and control” section

Risk and treasury management

Risk exposure measures and capital requirements

Our Pillar 3 disclosures may differ from the way we manage our risks and how these risks are disclosed in our quarterly reports and in other sections of this annual report.

Measures of risk exposure may differ depending on the purpose for which exposures are calculated: financial accounting under International Financial Reporting Standards (IFRS), determination of our required regulatory capital or our internal management of the firm. Our Basel II Pillar 3 disclosures are generally based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks.
The table below provides a more detailed summary of the approaches we use for the main risk categories for the determination of required regulatory capital.
The naming conventions for the “Exposure segments” used in the following tables are based on the Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. For example, “Sovereigns” under the BIS naming convention equates to “Central governments and central banks” as used under the Swiss and EU regulations. Similarly, “Banks” equates to “Institutions” and “Residential mortgages” equates to “Claims secured on residential real estate.”
Although we determine published risk-weighted assets (RWA) according to the Basel II Capital Accord (BIS guidelines), our calcu-
lation of the regulatory capital requirement is based on the regulations of FINMA, which are more conservative and therefore result in higher RWA.
Generally, the scope of consolidation for regulatory capital purposes follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG which are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiary companies in the UBS Group (Group) consolidated for IFRS purposes are listed in “Note 34 Significant subsidiaries and associates” in the “Financial information” section of this report. More specifically, the main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entity types and apply regardless of our level of control:
–	Real estate and commercial companies as well as collective investment schemes are not consolidated for regulatory capital purposes but are risk-weighted.
–	Insurance companies are not consolidated for regulatory capital purposes but are deducted from capital.
–	Securitization vehicles are not consolidated for regulatory capital purposes but are treated under the securitization framework.
–	Joint ventures that are controlled by two ventures are fully consolidated for regulatory capital purposes, whereas they are valued under equity method accounting for IFRS.

Category	Our approach
Credit risk	Under the advanced internal ratings-based (advanced IRB) approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of our credit portfolio, we apply the standardized approach based on external ratings.
Non-counterparty related risk	Non-counterparty related assets such as our premises, other properties and equipment require capital under-pinning according to prescribed regulatory risk weights.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel II framework.
Equity exposures outside trading book	Simple risk weight method under the advanced IRB approach.
Market risk	Regulatory capital requirement is derived from our value-at-risk (VaR) model, which is approved by FINMA.
Operational risk	We have developed a model to quantify operational risk which meets the regulatory capital standard under the Basel II advanced measurement approach (AMA).
Securitization exposures	Securitization exposures in the banking book are assessed using the advanced IRB approach, applying risk weights based on external ratings.

Risk and treasury management
Basel II Pillar 3

Capital

The “Detailed segmentation of BIS risk-weighted assets” table provides a granular breakdown of our RWA. The table also shows the net exposure at default (EaD) per category for the current disclosure period, which forms the basis for the calculation of the RWA.

è	Refer to the “Capital management” section of this report for more information on risk-weighted assets and the determination of eligible capital

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk regulatory capital. The parameters applied under the advanced IRB approach are generally based on the same methodologies, data and systems used by the firm for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multi-

pliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section differs therefore from that disclosed in the “Risk management and control” section of this report. Similarly the regulatory capital prescribed measure of credit risk exposure also differs to that required under IFRS.

With respect to the calculation of derivative exposures for determining our required regulatory capital, we apply the effective expected positive exposure as defined in Annex 4 to the Basel II framework. For a minor part of the derivatives portfolio, we also apply the current exposure method (based on the replacement value of derivatives in combination with a regulatory-prescribed add-on).
The regulatory net credit exposure detailed in the tables in this section is shown as the Basel II EaD after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets in a segmentation which is consistent with the regulatory capital calculation.
è	Refer to the “Financial information” section of this report for more information

Detailed segmentation of BIS risk-weighted assets
	31.12.10						31.12.09
	Net EaD	Basel II RWA
		Advanced		Standardized
CHF million		IRB approach		approach	Total		Total

Credit risk	541,565	84,419		24,677	109,096		127,218

Sovereigns	112,036	6,190		386	6,577		7,060

Banks	75,469	12,979		1,548	14,528		18,305

Corporates	167,718	51,689		19,853	71,542		83,179

Retail

Residential mortgages	120,298	10,090		782	10,871		13,498

Lombard lending	62,355	3,074		0	3,074		2,682

Other retail	3,688	397		2,107	2,504		2,496

Securitization exposures	21,211	7,085	[1]		7,085		8,515

Non-counterparty related risk	19,704			6,195	6,195		7,026

Settlement risk (failed trades)	65	18		29	47		103

Equity exposures outside trading book	1,061	3,691	[2]		3,691		4,657

Market risk		20,813	[3]		20,813		12,861

Operational risk		51,948	[4]		51,948		46,144

Total BIS RWA	583,606	167,975		30,900	198,875		206,525

Additional RWA according to FINMA regulations					16,135	[5]	19,103

Total FINMA RWA					215,010	[6]	225,628

1 On 31 December 2010, approximately CHF 3 billion of the securitization exposures were deducted from capital and therefore do not generate RWA.  2 Simple risk weight method.  3 VaR approach.  4 Advanced measurement approach.  5 Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a FINMA surcharge of 200% for RWA of non-counterparty-related assets and additional FINMA requirements for market risk.  6 As of 31 December 2010, the FINMA tier 1 ratio amounts to 16.4% and the FINMA total capital ratio to 18.9%. Taking into account the effects from the transitional provisions of the capital floor, which require 5% of the total FINMA RWA, FINMA RWA would increase by CHF 10.8 billion, resulting in a FINMA tier 1 ratio of 15.6% and a FINMA total capital ratio of 18.0%.

Risk and treasury management

Credit risk exposures and risk-weighted assets

This table shows the average exposure and the derivation of RWA from the regulatory gross credit exposure.

					Average regulatory
	Exposure				risk weighting[2]	RWA
	Average regulatory		Less: regulatory
	gross credit	Regulatory gross	credit risk offsets	Regulatory net
CHF million	exposure	credit exposure	and adjustments[1]	credit exposure

Cash and balances with central banks	35,509	24,446		24,446	5%	1,323

Due from banks	16,359	15,472	(5,343)	10,130	27%	2,715

Loans	250,093	247,086	(5,431)	241,655	16%	37,861

Financial assets designated at fair value	8,484	7,576	(3,711)	3,865	45%	1,721

Off-balance sheet[3]	41,252	38,724	(263)	38,460	31%	11,763

Banking products	351,697	333,305	(14,748)	318,557	17%	55,383

Derivatives	86,680	73,879		73,879	41%	30,554

Cash collateral receivables on derivative instruments	14,906	9,549		9,549	21%	1,960

Securities financing	53,402	48,735		48,735	8%	4,078

Traded products	154,988	132,162		132,162	28%	36,592

Trading portfolio assets	7,785	6,772	12	6,783	84%	5,682

Financial investments available-for-sale[4]	72,911	72,961		72,961	2%	1,202

Accrued income and prepaid expenses	5,544	5,152	(51)	5,101	83%	4,252

Other assets	12,462	22,822	(16,820)	6,002	100%	5,985

Other products	98,701	107,707	(16,860)	90,847	19%	17,120

Total 31.12.10	605,386	573,174	(31,608)	541,565	20%	109,096

Total 31.12.09	630,562	610,036	(24,487)	585,549	22%	127,218

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.  2 The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach, respectively.  3 Includes guarantees and loan commitments.  4 Excludes equity positions.

Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The latter distribution is based on the legal domicile of the customer.

							Total regulatory	Total regulatory
		Rest of	North	Latin	Asia	Middle East	gross credit	net credit
CHF million	Switzerland	Europe	America[1]	America	Pacific	and Africa	exposure	exposure

Cash and balances with central banks	10,255	4,200	477		9,514		24,446	24,446

Due from banks	1,127	6,127	3,068	88	4,865	197	15,472	10,130

Loans	159,359	19,132	49,071	4,420	11,430	3,673	247,086	241,655

Financial assets designated at fair value	2	1,358	5,771	48	374	23	7,576	3,865

Off-balance sheet	6,702	7,032	22,892	386	1,225	487	38,724	38,460

Banking products	177,445	37,850	81,279	4,942	27,408	4,380	333,305	318,557

Derivatives	6,296	33,083	26,015	491	7,151	842	73,879	73,879

Cash collateral receivables on derivative instruments	90	6,294	2,597	13	527	27	9,549	9,549

Securities financing	8,737	16,189	15,815	510	6,963	520	48,735	48,735

Traded products	15,124	55,565	44,427	1,014	14,642	1,390	132,162	132,162

Trading portfolio assets		2,716	2,736	172	1,133	14	6,772	6,783

Financial investments available-for-sale[2]	3,205	21,721	41,208	2	6,722	102	72,961	72,961

Accrued income and prepaid expenses	320	807	3,849	16	150	10	5,152	5,101

Other assets	3,392	8,456	8,840	2	1,819	313	22,822	6,002

Other products	6,917	33,700	56,633	192	9,824	440	107,707	90,847

Total regulatory gross credit exposure 31.12.10	199,486	127,115	182,340	6,149	51,874	6,209	573,174	541,565

Total regulatory gross credit exposure 31.12.09	187,283	154,601	204,709	5,344	52,550	5,548	610,036	585,549

1 Includes the Caribbean.  2 Excludes equity positions.

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

			Public entities		Total	Total
			(including	Banks and	regulatory	regulatory
	Private		sovereigns and	multilateral	gross credit	net credit
CHF million	individuals	Corporates[1]	central banks)	institutions	exposure	exposure

Cash and balances with central banks		2	24,133	311	24,446	24,446

Due from banks			141	15,331	15,472	10,130

Loans	158,067	81,826	7,194		247,086	241,655

Financial assets designated at fair value		4,323	22	3,231	7,576	3,865

Off-balance sheet	2,666	34,363	459	1,236	38,724	38,460

Banking products	160,733	120,513	31,950	20,110	333,305	318,557

Derivatives	1,409	36,680	14,052	21,738	73,879	73,879

Cash collateral receivables on derivative financial instruments		4,210	267	5,072	9,549	9,549

Securities financing	104	28,054	7,099	13,478	48,735	48,735

Traded products	1,513	68,944	21,418	40,288	132,162	132,162

Trading portfolio assets		6,372	312	87	6,772	6,783

Financial investments available-for-sale[2]	1	3,246	64,446	5,268	72,961	72,961

Accrued income and prepaid expenses	3,638	1,123	227	163	5,152	5,101

Other assets	1,266	21,008	204	345	22,822	6,002

Other products	4,905	31,749	65,189	5,864	107,707	90,847

Total regulatory gross credit exposure 31.12.10	167,150	221,206	118,556	66,261	573,174	541,565

Total regulatory gross credit exposure 31.12.09	165,012	227,330	138,717	78,977	610,036	585,549

1 Also includes non-bank financial institutions.  2 Excludes equity positions.

Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by maturity. The latter distribution is based on the residual contractual tenor.

					Total	Total
					regulatory	regulatory
	Due in	Due over	Due over		gross credit	net credit
CHF million	1 year or less	1 year to 5 years	5 years	Other[1]	exposure	exposure

Cash and balances with central banks				24,446	24,446	24,446

Due from banks	3,036	215	75	12,146	15,472	10,130

Loans	102,183	73,551	38,921	32,431	247,086	241,655

Financial assets designated at fair value	846	4,944	1,761	25	7,576	3,865

Off-balance sheet	9,318	27,657	1,635	114	38,724	38,460

Banking products	115,383	106,367	42,393	69,162	333,305	318,557

Derivatives	27,148	17,009	29,722		73,879	73,879

Cash collateral receivables on derivative financial instruments				9,549	9,549	9,549

Securities financing	10,084	11	6	38,634	48,735	48,735

Traded products	37,232	17,020	29,728	48,183	132,162	132,162

Trading portfolio assets	1,072	2,440	2,185	1,074	6,772	6,783

Financial investments available-for-sale[2]	47,486	8,208	17,236	30	72,961	72,961

Accrued income and prepaid expenses				5,152	5,152	5,101

Other assets				22,822	22,822	6,002

Other products	48,559	10,649	19,421	29,078	107,707	90,847

Total regulatory gross credit exposure 31.12.10	201,173	134,036	91,542	146,423	573,174	541,565

Total regulatory gross credit exposure 31.12.09	249,047	151,651	83,350	125,988	610,036	585,549

1 Includes positions without an agreed residual contractual maturity, for example loans without a fixed term, on which notice of termination has not been given.  2 Excludes equity positions.

Risk and treasury management

Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced IRB approach and the standardized approach. The table also provides a breakdown according to Basel II defined exposure segments.

	Advanced IRB	Standardized
CHF million	approach	approach	Total 31.12.10	Total 31.12.09

Total regulatory gross credit exposure	462,221	110,953	573,174	610,036

Less: regulatory credit risk offsets and adjustments[1]	(26,008)	(5,601)	(31,608)	(24,487)

Total regulatory net credit exposure	436,214	105,352	541,565

Total 31.12.09	445,526	140,024		585,549

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	140,979	26,739	167,718	165,246

Sovereigns	43,562	68,475	112,036	128,957

Banks	69,809	5,660	75,469	109,049

Retail

Residential mortgages	118,604	1,694	120,298	119,859

Lombard lending	62,355		62,355	58,723

Other retail	905	2,784	3,688	3,714

Total regulatory net credit exposure	436,214	105,352	541,565

Total 31.12.09	445,526	140,024		585,549

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.

Risk and treasury management
Basel II Pillar 3

Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of collateral information, showing exposures covered by guarantees as well as those covered by credit derivatives, according to Basel II defined exposure segments. These are defined as follows:
–	Corporates: consists of all exposures that do not fit into any of the other exposure segments below. It includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.
–	Sovereigns (Central governments and central banks under Swiss and EU regulations): consists of exposures relating to sovereign states and their central banks, the Bank for International Settlement (BIS), the International Monetary Fund (IMF), the European Union including the European Central Bank and eligible multilateral development banks.
–	Banks (Institutions under Swiss and EU regulations): consists of exposures towards banks, i.e. legal entities holding a banking license. It also includes those securities firms that are subject to supervisory and regulatory arrangements comparable to those applied to banks according to the Basel II revised framework, including, in particular, risk-based capital requirements. Basel II also defines this regulatory exposure segment such that it contains exposures to public sector entities with tax-raising power or whose liabilities are fully guaranteed by a public entity.
–	Residential mortgages (claims secured on residential real estate under Swiss and EU regulations): consists of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.
–	Lombard lending: loans which are made against the pledge of eligible marketable securities or cash.
–	Other retail: consists of exposures to small businesses, private clients and other retail customers without mortgage financing.

The collateral amounts in the table reflect the values used for determining regulatory capital. However, we utilize credit hedging to reduce concentrated exposure to individual names or sectors or in specific portfolios, which is not fully reflected in the regulatory numbers in this section.

	Exposure covered by	Exposure covered by
CHF million	guarantees[1]	credit derivatives

Exposure segment

Corporates	3,621	19,821

Sovereigns	127

Banks	401	282

Retail

Residential mortgages	9

Lombard lending	496

Other retail	44

Total regulatory gross credit exposure 31.12.10	4,697	20,103

Total regulatory gross credit exposure 31.12.09	4,746	24,978

1 Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

Risk and treasury management

Advanced IRB approach: regulatory net credit exposure by UBS-internal rating

This table provides a breakdown of the regulatory net credit exposure of our credit portfolio (including loan commitments) using the advanced IRB approach according to our internal rating classes.

	UBS-internal rating
							Total		Total
							regulatory	of which:	regulatory	of which:
	Investment						net credit	loan	net credit	loan
	grade			Sub-investment grade		Defaulted[1]	exposure	commitments	exposure	commitments
CHF million, except
where indicated	0 / 1	2 / 3	4 / 5	6–8	9–13		31.12.10		31.12.09

Regulatory net credit exposure-weighted average probability of default	0.008%	0.057%	0.272%	0.926%	5.255%		0.542%		0.548%

Exposure segment

Corporates	5,915	57,873	30,056	28,503	15,583	3,048	140,979	12,034	128,146	11,706

Sovereigns	21,811	20,523	680	255	284	9	43,562	135	36,163	187

Banks	5,422	52,374	10,123	1,635	207	49	69,809	15,407	103,280	17,292

Retail

Residential mortgages		4,615	55,609	52,785	5,121	473	118,604	890	118,213	858

Lombard lending		54,392	5,378	1,564	984	37	62,355	167	58,723	133

Other retail		142	46	694	12	11	905		1,000	4

Total 31.12.10	33,148	189,919	101,893	85,436	22,192	3,626	436,214

of which: loan commitments	388	18,293	3,901	2,294	3,659	98		28,633

Total 31.12.09	27,748	205,085	101,119	84,659	20,805	6,109			445,526

of which: loan commitments	512	20,239	4,597	2,004	2,657	171				30,179

1 Values of defaulted derivative transactions are based on replacement values, including “add-ons” used in the calculation of regulatory capital.

Advanced IRB approach: exposure-weighted average loss given default by UBS-internal rating

This table provides a breakdown of the net exposure-weighted average loss given default (LGD) for our credit portfolio exposures calculated using the advanced IRB approach, according to our internal rating classes.

	UBS-internal rating
						Regulatory net credit
	Investment			Sub-investment		exposure-weighted
	grade			grade		average LGD
in %	0 / 1	2 / 3	4 / 5	6–8	9–13	31.12.10	31.12.09

Regulatory net credit exposure-weighted average LGD

Corporates	38	29	32	27	26	30	31

Sovereigns	38	46	45	40	91	42	44

Banks	18	30	39	44	58	31	29

Retail

Residential mortgages	10	10	10	10	10	10	10

Lombard lending		20	20	20	20	20	20

Other retail		20	10	40	15	35	35

Average 31.12.10	35	28	20	17	23	24

Average 31.12.09	35	29	20	18	21		25

Risk and treasury management
Basel II Pillar 3

Advanced IRB approach: expose-weighted average risk weight by UBS-internal rating

This table provides a breakdown of the net exposure-weighted average risk weight for our credit portfolio exposures calculated using the advanced IRB approach according to our internal rating classes.

	UBS-internal rating
						Regulatory net credit
	Investment			Sub-investment		exposure-weighted
	grade			grade		average risk weight
in %	0 / 1	2 / 3	4 / 5	6–8	9–13	31.12.10	31.12.09

Regulatory net credit exposure-weighted average risk weight

Corporates	9	12	35	49	87	35	42

Sovereigns	2	20	40	61	310	13	17

Banks	6	12	38	82	208	18	15

Retail

Residential mortgages	1	2	5	10	23	8	10

Lombard lending		3	11	20	31	5	4

Other retail		3	5	51	24	41	42

Average 31.12.10	4	10	17	25	74	18

Average 31.12.09	5	12	19	28	68		20

Standardized approach

The standardized approach is generally applied where it is not possible to use the advanced IRB approach and / or where an exemption from the advanced IRB approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by External Credit Assessment Institutions (ECAI) or Export Credit Agencies to determine the risk weightings applied to rated counterparties. We use ECAI risk assessments to determine the risk weightings for the following classes of exposure:
–	central governments and central banks
–	regional governments and local authorities
–	multilateral development banks
–	institutions
–	corporates
We selected three FINMA-recognized external credit assessment institutions for this purpose: Moody’s Investors Service, Standard and Poor’s Ratings Group and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Risk and treasury management

Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for our credit portfolio exposures treated under the standardized approach, according to Basel II defined exposure segments.

	Total exposure						Total exposure
CHF million	0%	>0–35%	36–75%	76–100%	150%	31.12.10	31.12.09

Regulatory gross credit exposure

Corporates	163	8,134	799	22,066	380	31,541	42,159

Sovereigns[1]	68,036	65		399		68,500	92,843

Banks	2	4,413	1,331	22		5,767	6,821

Retail

Residential mortgages		463	1,217	675	4	2,359	1,646

Lombard lending

Other retail			2,758		28	2,785	2,731

Total 31.12.10	68,201	13,075	6,104	23,161	411	110,953

Total 31.12.09	92,176	17,444	7,209	28,256	1,115		146,200

Regulatory net credit exposure[2]

Corporates	163	8,134	799	17,278	365	26,739	37,100

Sovereigns[1]	68,036	65		373		68,475	92,794

Banks	2	4,306	1,331	22		5,660	5,769

Retail

Residential mortgages		463	1,227		4	1,694	1,646

Lombard lending

Other retail			2,756		28	2,784	2,715

Total 31.12.10	68,201	12,968	6,113	17,673	397	105,352

Total 31.12.09	92,176	17,428	6,157	23,148	1,115		140,024

1 Includes high-quality liquid short-term securities issued by governments and government-controlled institutions.  2 For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral, which is eligible for recognition in the regulatory capital calculation under the standardized approach, according to Basel II defined exposure segments.

	Regulatory net credit exposure		Eligible financial collateral recognized in
CHF million	under standardized approach		capital calculation[1]
	31.12.10	31.12.09	31.12.10	31.12.09

Exposure segment

Corporates	26,739	37,100	7,252	20,852

Sovereigns	68,475	92,794	26	60

Banks	5,660	5,769	1,948	4,916

Retail

Residential mortgages	1,694	1,646	664

Lombard lending

Other retail	2,784	2,715	2	18

Total	105,352	140,024	9,891	25,847

1 The eligible financial collateral reflects the impact of the application of regulatory haircuts. For traded products it is the difference between the IFRS reported values and the regulatory net credit exposure.

Risk and treasury management
Basel II Pillar 3

Impairment, default and credit loss

As illustrated in the tables below, our impaired assets decreased 46% on 31 December 2010 compared with 31 December 2009, mainly due to sales of legacy loan positions and reductions in our impaired derivative exposures.

Impaired assets by region

This table shows a breakdown of credit exposures arising from impaired assets and allowances / provisions according to Basel II defined exposure segments. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions, and derivative transactions.

				Impaired assets			Total allowances,
				net of specific		Total allowances,	provisions and
			Specific allowances,	allowances,		provisions and	specific credit
			provisions and	provisions and	Collective	specific credit	valuation
	Regulatory gross		credit valuation	credit valuation	allowances and	valuation	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	adjustments	provisions[2]	adjustments[2]	31.12.09

Switzerland	199,486	1,178	(561)	617	(47)	(609)	(885)

Rest of Europe	127,115	738	(267)	471		(267)	(1,185)

North America[3]	182,340	4,125	(1,444)	2,681		(1,444)	(3,584)

Latin America	6,149	31	(25)	6		(25)	(25)

Asia Pacific	51,874	359	(41)	318		(41)	(121)

Middle East and Africa	6,209	37	(32)	5		(32)	(80)

Total 31.12.10	573,174	6,468	(2,370)	4,097	(47)	(2,418)

Total 31.12.09	610,036	11,920	(5,831)	6,090	(49)		(5,881)

1 Values of defaulted derivative transactions (CHF 1,915 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2 Collective credit valuation adjustments of CHF 723 million are partially included in the upper tier 2 capital and are therefore not included in this table.  3 Includes the Caribbean.

Impaired assets by exposure segment

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for derivatives.

							Total allowances,
					Total allowances,		provisions and
			Specific allowances,		provisions and		specific credit
			provisions and	Collective	specific credit	Write offs for the	valuation
	Regulatory gross		credit valuation	allowances and	valuation	year ended	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	provisions[2]	adjustments[2]	31.12.10	31.12.09

Corporates	190,504	5,912	(2,083)		(2,083)	(1,470)	(5,470)

Sovereigns	112,172	14	(10)		(10)	(1)	(10)

Banks	83,491	32	(30)		(30)		(42)

Retail

Residential mortgages	120,962	252	(68)		(68)		(92)

Lombard lending	62,355	159	(120)		(120)	(1)	(147)

Other retail	3,690	99	(59)		(59)	(33)	(71)

Not allocated segment[3]				(47)	(47)		(49)

Total 31.12.10	573,174	6,468	(2,370)	(47)	(2,418)	(1,505)

Total 31.12.09	610,036	11,920	(5,831)	(49)	(5,881)	(2,046)	(5,881)

1 Values of defaulted derivative transactions (CHF 1,915 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2 Collective credit valuation adjustments of CHF 723 million are partially included in the upper tier 2 capital and therefore not included in this table.  3 Collective loan loss allowances and provisions are not allocated to individual counterparties and thus also not to exposure segments.

Risk and treasury management

Changes in allowances, provisions and specific credit valuation adjustments for defaulted derivatives

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for defaulted derivatives.

		Specific credit	Total specific
	Specific allowances	valuation	allowances,
	and provisions for	adjustments for	provisions and	Collective			For the
	banking products and	defaulted	credit valuation	allowances and	For the year		year ended
CHF million	securities financing	derivatives	adjustments	provisions[1]	ended 31.12.10		31.12.09

						Opening balance
Opening balance as of 1.1.10	2,771	3,060	5,831	49	5,881	as of 1.1.09	7,275

Write-offs	(1,505)		(1,505)		(1,505)		(2,046)

Recoveries (on written-off positions)	79		79		79		52

Increase / (decrease) in allowances, provisions and specific credit valuation adjustments[2]	68	(1,681)	(1,613)	(2)	(1,615)		1,110

Foreign currency translations and other adjustments	(173)	(249)	(421)		(421)		(460)

Transfers							(51)

						Closing balance
Closing balance as of 31.12.10	1,240	1,130	2,370	47	2,418	as of 31.12.09	5,881

1 Collective credit valuation adjustments of CHF 723 million are partially included in the upper tier 2 capital and therefore not included in this table.   2 Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).

Total expected loss and actual credit loss
This table provides a breakdown of the one-year expected loss estimate on our credit portfolios (including lending, derivative and securities financing portfolios) calculated as of 31 December 2009, and the actual IFRS credit loss amount (including credit valuation adjustments on derivatives) charged against our income statement in 2010, according to Basel II defined exposure segments of the advanced IRB approach. Comparison between our expected and actual losses has certain limitations as the two measures are not directly comparable. In particular our expected loss estimate is an annualized average expected loss measure which takes into account our historical loss experience, whereas actual loss represents our credit loss expense charged to the income statement incurred in the financial year. The difference in our expected and actual loss amounts resulted primarily from credit recoveries affecting the net actual losses in 2010.

	Expected loss	Actual credit (loss) / recovery and credit valuation adjustments
		For the year ended			For the year ended
	31.12.09	31.12.10			31.12.09
			Specific credit	Total actual credit	Total actual credit
			valuation adjust-	(loss) / recovery and	(loss) / recovery
		Actual credit	ments for de-	credit valuation	and credit valuation
CHF million	Total expected loss	(loss) / recovery	faulted derivatives	adjustments	adjustments

Corporates[1]	(359)	(83)	1,660	1,577	(1,093)

Sovereigns	(8)				1

Banks	(37)	5	21	26	(22)

Retail

Residential mortgages	(84)	1		1	(1)

Lombard lending	(19)	5		5	52

Other retail	(5)	(2)		(2)	(30)

Not allocated[2]		7		7	(17)

Total	(512)	(66)	1,681	1,615	(1,110)

1 Includes actual credit losses from securities, which amounted to CHF 172 million.   2 Includes changes in collective loan loss allowances and provisions.

Risk and treasury management
Basel II Pillar 3

Other credit risk tables

Our credit derivative trading is predominately on a collateralized basis. This means that our credit exposures arising from our derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.
Derivatives trading with counterparties with higher credit ratings (for example a large bank or broker-dealer) is typically under an International Swaps and Derivatives Association (ISDA) master trading agreement (MTA) and credit exposures to those counter-parties from credit default swaps (CDS), together with exposures from other OTC derivatives, are netted and included in the calculation of the collateral required to be posted. Trading with lower rated counterparties (for example, hedge funds) would also generally require an initial margin to be posted by the counterparty.
We therefore receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA MTA and like forms, that collateral (which generally takes the form of cash or highly liquid fixed income securities) is available to cover any amounts due under those derivative transactions.
Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market-wide credit event auction process which has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. During 2009 and 2008, we participated in various industry-wide compression and “tear up” initiatives which reduced notional values and operational risks by terminating existing transactions and in certain cases replacing them with a smaller number of new transactions.
We have not experienced any significant losses from failed settlements on CDS contracts in 2010 and 2009.
The vast majority of our CDS trading activity is conducted by the Investment Bank. The “Credit derivatives portfolio (split by counterparty)” table provides further analysis of the Investment Bank’s CDS counterparties based on notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of the Investment Bank’s CDS counterparties are market professionals. Based on the same notional measure, approximately 97% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis.

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

CHF million	31.12.10	31.12.09

Gross positive replacement values	401,146	424,548

Netting benefits recognized[1]	(301,515)	(313,172)

Collateral held	(41,592)	(38,012)

Net current credit exposure	58,039	73,364

Regulatory net credit exposure (total counterparty credit risk)[2]	73,879	96,063

of which: treated with internal models (effective expected positive exposure [EPE])[2]	60,843	79,111

of which: treated with supervisory approaches (current exposure method)[2]	13,036	16,952

Breakdown of the collateral held

Cash collateral	36,520	34,049

Securities collateral and debt instruments collateral (excluding equity)	4,837	3,243

Equity instruments collateral	120	95

Other collateral	115	625

Total collateral held	41,592	38,012

1 Derivatives exposure based on accounting definition (consolidation scope for capital) measured as gross positive replacement values with netting benefits from negative replacement values with the same counterparty.   2 Derivatives exposure is defined as regulatory net credit risk exposure.

Risk and treasury management

Credit derivatives1, 2

This table provides an overview of our credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio (banking book for regulatory purposes) risks and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
	Protection	Protection		Protection	Protection
Notional amounts, CHF million	bought	sold	Total	bought	sold	Total	31.12.10	31.12.09

Credit default swaps	28,650	2,602	31,252	1,162,631	1,110,666	2,273,297	2,304,549	2,466,954

Total return swaps	0	0	0	4,597	4,334	8,931	8,931	11,123

Total 31.12.10	28,650	2,602	31,252	1,167,228	1,115,000	2,282,228	2,313,480

Total 31.12.09[3]	36,353		36,353	1,254,586	1,187,139	2,441,725		2,478,077

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken.   2 Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.   3 The reporting of notional amounts split between banking book and regulatory trading book have been aligned to reflect the allocation used for capital calculation under Pillar 1. As of 31 December 2009, total regulatory banking book notional amounts were previously reported as CHF 22,633 million, of which CHF 22,043 million was protection bought and CHF 589 million was protection sold. At the same date, total regulatory trading book notional amounts as of 31 December 2009 were previously reported as CHF 2,455,445 million, of which CHF 1,268,895 million was protection bought and CHF 1,186,550 million was protection sold.

Credit derivatives portfolio (split by counterparty)1

	% of total notional		% of buy notional		% of sell notional
	31.12.10	31.12.09	31.12.10	31.12.09	31.12.10	31.12.09

Portfolio segment

Developed markets commercial banks	59	64	58	63	60	66

Broker-dealers, investment and merchant banks	25	28	25	28	25	28

Hedge funds	2	1	1	1	3	2

All other	15	7	17	8	12	4

1 Counterparty analysis based on notional CDS exposures of the Investment Bank sourced from credit risk systems.

Risk and treasury management
Basel II Pillar 3

Investment positions

The IFRS view differs from the regulatory capital view primarily due to: (i) differences in the basis of valuation in that IFRS is based on “fair value accounting” whereas “lower of cost or market value” (LOCOM) or “cost less impairment” are used for regulatory capital purposes; (ii) positions may be treated under a different framework to determine regulatory capital (for example tradable assets treated under market risk VaR); and (iii) differences in the scope of consolidation for IFRS, for example special purpose entities consolidated for IFRS but not for regulatory capital purposes.
Also shown in the table “Equities disclosure for banking book positions” are net realized gains and losses and latent revaluation gains. The firm had no latent revaluation losses that were not recognized in the statement of income relating to available-for-sale investments. In addition, there was no significant disparity between the share prices of investment positions held in publicly quoted entities and their fair value.

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

	Book value
CHF million	31.12.10	31.12.09

Equity investments

Financial investments available-for-sale	1,359	1,351

Financial assets designated at fair value	856	840

Investments in associates	790	870

Total equity investments under IFRS	3,006	3,062

Regulatory capital adjustment	281	713

Total equity exposure under BIS	3,287	3,774

of which: to be risk weighted

publicly traded	390	1,452

privately held	1,513	1,110

of which: deducted from equity	1,384	1,212

RWA according to simple risk weight method	3,691	4,657

Capital requirement according to simple risk weight method	295	373

Total capital charge	1,679	1,585

Net realized gains / (losses) and latent gains from equities

Net realized gains / (losses) from disposals	270	70

Latent revaluation gains	68	111

of which: included in tier 2 capital	31	50

Risk and treasury management

Market risk

Risk-weighted assets attributable to market risk increased to CHF 20.8 billion as of 31 December 2010, compared with CHF 12.9 billion as of 31 December 2009. We increased our trading risk expo-

sure, as we took on more trading risk in line with the execution of our already communicated growth plans in the second half of 2010. The market risk regulatory capital requirement is 8% of the respective RWA. Market risk regulatory capital and RWA are derived from our VaR model and subject to regulatory determined multipliers.

Group: value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by business division.

	For the year ended 31.12.10				For the year ended 31.12.09
CHF million	Min.	Max.	Average	31.12.10	Min.	Max.	Average	31.12.09

Business divisions

Investment Bank	132	546	306	389	179	541	315	286

Wealth Management & Swiss Bank	0	1	1	1	0	1	0	0

Wealth Management Americas	13	30	21	14	15	32	21	30

Global Asset Management	0	1	1	1	0	7	2	1

Treasury activities and other corporate items	5	71	22	13	2	67	14	7

Diversification effect	[1]	[1]	(27)	(17)	[1]	[1]	(37)	(23)

Total regulatory VaR, Group	140	561	323	401	187	545	315	301

Diversification effect (%)			(8)	(4)			(11)	(7)

1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Investment Bank’s minimum, maximum, average and period-end regulatory VaR by risk type.

	For the year ended 31.12.10				For the year ended 31.12.09
CHF million	Min.	Max.	Average	31.12.10	Min.	Max.	Average	31.12.09

Risk type

Equities	47	133	68	64	55	115	71	57

Interest rates	54	138	95	96	64	149	98	116

Credit spreads	225	635	422	386	216	489	332	322

Foreign exchange	8	88	28	41	4	55	27	27

Energy, metals and commodities	5	44	12	43	9	25	16	12

Diversification effect	[1]	[1]	(319)	(242)	[1]	[1]	(229)	(248)

Total regulatory VaR, Investment Bank	132	546	306	389	179	541	315	286

Diversification effect (%)			(51)	(38)			(42)	(46)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Group: value-at-risk (1-day, 99% confidence, 5 years of historical data)1

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory backtesting VaR by business division.

		For the year ended 31.12.10				For the year ended 31.12.09
CHF million		Min.	Max.	Average	31.12.10	Min.	Max.	Average	31.12.09

Investment Bank	Regulatory VaR[2]	57	110	82	93	63	167	103	78

Group	Regulatory VaR[2]	58	114	84	94	64	170	104	79

1 10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other.   2 Backtesting is based on 1-day 99% regulatory VaR.

Risk and treasury management
Basel II Pillar 3

Securitization

Objectives, roles and involvement

The majority of our positions that are categorized as securitizations (according to the regulatory definition of such exposures) were held by the Investment Bank in the portfolio of assets reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008 and the first quarter of 2009. As of 31 December 2010, this portfolio included CDO and CLO with CDS protection purchased from monoline insurers, US commercial mortgage-backed securities, the US reference-linked note program and student loan ARS. We also continued to repurchase student loan ARS from our clients in 2010 as a result of our commitment to restore liquidity to client holdings of these securities. Repurchased student loan ARS were also categorized as securitization exposures. From a risk control perspective these portfolios are subject to specific monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.
We intend to exit residual risk positions where appropriate. As part of our hedging strategy, in 2010 we completed the securitization of a portfolio of counterparty credit risk resulting from OTC derivatives.
è	Refer to the discussion on exposure to student loan auction rate securities in the “Risk management and control” section of this report for more information

è	Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report for more information
We also held certain securitization positions (according to the regulatory definition of securitizations) that were managed under the market risk framework at 31 December 2010. A market risk treatment was applied to these positions for determining regulatory capital.

Regulatory treatment of securitization structures

The disclosures in this section mainly include exposures related to student loan ARS, CDO and CLO with CDS protection purchased from monoline insurers, US commercial mortgage-backed securities and the global reference-linked note programs and counterparty credit risk exposures resulting from OTC derivatives, as these exposures were treated under the securitization approach for determining regulatory capital on 31 December 2010.
We generally applied the ratings-based approach to securitization positions in the banking book using Moody’s, Standard & Poor’s and Fitch’s Ratings. Under the ratings-based approach, the amount of capital is capped at the capital requirement that would be assessed against the underlying assets had they not been securitized. This treatment has been applied mainly to the US and European reference-linked note program and for the purposes of determining regulatory capital and Pillar 3 disclosure the underlying exposures are reported under the standardized approaches. The related positions are therefore not included in the tables below.
UBS applied the supervisory formula to the securitization of a portfolio of counterparty credit risk resulting from OTC derivatives where an external rating was not sought.
The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles are treated under the advanced IRB approach and are therefore not part of this disclosure.

Accounting policies

For IFRS purposes, we treat originated securitized exposures as sales, i.e. they are derecognized from our balance sheet provided that specific derecognition criteria are met and we do not consolidate the transferee (as described in “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report). A gain or loss on sale is recognized when exposures are derecognized. Derivatives used for synthetic securitizations are accounted for in line with the abovementioned note.
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

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization”, which was slightly revised in 2009/2010. UBS is in compliance with all material aspects of these guidelines.

Risk and treasury management

Securitization activity during the year

The table below shows exposures which we have securitized during the year. It also shows any gains or losses recognized on sales into these traditional securitization structures for regulatory capital purposes. The exposure values disclosed are based on the transaction date and were accounted for at fair value pre-securitization (the resulting gain or loss is not significant).

	Originator				Sponsor
					Realized
					gains / losses
					on traditional
	Traditional		Synthetic		securitizations	Traditional	Synthetic
	Securitization	No securitization	Securitization	No securitization
CHF million	positions retained	positions retained	positions retained	positions retained

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			1,715

Total 31.12.10	0	0	1,715	0	0	0	0

Total 31.12.09	0	0	0	0	0	0	0

Total outstanding securitized exposures – securitization position retained / ongoing involvement

The table below provides a breakdown of the inventory of the total outstanding exposures which we have securitized. The exposure values disclosed are based on the amounts referenced in the transaction.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations		1,677

Other		1,715

Total 31.12.10	0	3,392	0	0

Total 31.12.09	0	1,677	0	0

Risk and treasury management
Basel II Pillar 3

Impaired or past due securitized exposures

The table below provides a breakdown of the inventory of outstanding impaired or past due exposures which we have securitized. The exposure values are based on the amounts referenced in the transaction.

	Originator		Sponsor
	Securitization	No securitization
CHF million	positions retained	positions retained

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations	165

Other

Total 31.12.10	165	0	0

Total 31.12.09	102	0	0

Losses recognized from retained or purchased securitization positions

The table below provides a breakdown of losses we have recognized on securitization positions purchased or retained, after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument for the retained or repurchased position. We partially report such positions on a fair value and partially on a cost less impairment basis.

CHF million	Originator	Sponsor

Residential mortgages	23

Commercial mortgages	3

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations	29

Other	11

Total 31.12.10	66	0

Total 31.12.09	34	0

Risk and treasury management

Securitization positions retained or purchased

The table below provides a breakdown of securitization positions we have purchased or retained, irrespective of our role in the securitization transaction. The table shows securitized exposures used to determine regulatory capital, which generally equals the IFRS book value.

CHF million

Residential mortgages	1,045

Commercial mortgages	2,100

Credit card receivables	53

Leasing	130

Loans to corporates or SMEs	0

Consumer loans	4

Student loans	9,475

Trade receivables	0

Re-securitizations	6,679

Other	4,715

Total 31.12.10	24,201

Total 31.12.09	33,074

Capital charge for securitization positions retained or purchased

The table below provides a breakdown of securitization positions we have purchased or retained, irrespective of our role in the securitization transaction.

CHF million

over 0 – 10%	43

over 10 – 15%	69

over 15 – 20%	47

over 20 – 35%	49

over 35 – 50%	8

over 50 – 75%	17

over 75 – 100%	43

over 100 – 250%	185

over 250 – 1,250%	106

Total 31.12.10	567

Total 31.12.09	681

Risk and treasury management
Basel II Pillar 3

Deductions from eligible capital related to securitization positions retained or purchased

The table below provides a breakdown of securitization positions we have purchased or retained, irrespective of our role in the securitization transaction, by securitization position type.

CHF million

Residential mortgages	238

Commercial mortgages	266

Credit card receivables	0

Leasing	57

Loans to corporates or SMEs	0

Consumer loans	1

Student loans	1,489

Trade receivables	0

Re-securitizations	808

Other	131

Total 31.12.10	2,990

Total 31.12.09	1,797

Early amortization treatment

We do not have securitization structures that are subject to the early amortization treatment.

Corporate
governance and
compensation

Corporate governance

–	Our corporate governance principles are designed to support UBS towards sustainable profitability and protect the interests of our shareholders, as well as to create value for shareholders and stakeholders

Dual board structure

UBS operates under a strict dual board structure: the Board of Directors (BoD) and the Group Executive Board (GEB). This results in a clear separation of duties and responsibilities. The BoD is responsible for the UBS Group’s (Group) direction as well as monitoring and supervising the business. All BoD members are independent with the exception of the full-time Chairman. Shareholders elect each member of the BoD, which in turn appoints the Chairman. The GEB, which members are appointed by the BoD, is responsible for the executive management and is accountable to the BoD for the overall financial results of the Group. The GEB is led by the Group Chief Executive Officer (Group CEO).

Developments in 2010 that strengthened our leadership capacity

The Organization Regulations of UBS AG and its annexes were revised to implement all applicable regulatory requirements and further enhance the authority of the executive management. In addition, they simultaneously accentuate the supervisory role of the BoD and its various Committees and reflect the newly separated roles of the Vice Chairman and the Senior Independent Director.

The BoD is ultimately responsible for the financial success of the Group, and thus decides on the business strategy of the Group upon recommendation of the Group CEO and the GEB. The BoD is responsible for approving our annual report and quarterly financial statements as reviewed and proposed by the Audit Committee together with executive management, Group Internal Audit and external auditors. Furthermore, the BoD is responsible for approving our risk capacity and appetite, taking into account the proposals and alternatives suggested by the Risk Committee.

Operational Group structure

The operational structure of the Group is comprised of the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Shareholder participation

We are committed to shareholder participation in our decision-making process. Our directly registered shareholders, as well as US shareholders registered via nominee companies, regularly receive written information about our activities and performance and are personally invited to shareholder meetings. We fully subscribe to the principle of equal treatment of all shareholders, who range from large investment institutions to individual investors, and regularly inform them about the development of the company of which they are co-owners.

In addition, the Annual General Meeting offers shareholders the opportunity to raise any questions regarding our development and the events of the respective year under review. BoD and GEB members, as well as the internal and external auditors, are present to answer these questions.

Transparency report

In October 2010, we published the “Transparency report to the shareholders of UBS”, which is a comprehensive review of the events that took place during the financial crisis. In publishing this report, the BoD responded to the report publicized by the control committee of the Swiss parliament in May 2010. The transparency report is supported by two reports from independent experts who assessed the events from a legal and historic perspective.

2010 compensation at a glance

–	Our foremost priority is to encourage and reward behavior that contributes to sustainable profitability and therefore the long-term success of our firm.

–	In order to align employee incentives with the interests of our shareholders, we pay a significant part of our employees’ variable compensation in the form of deferred awards, mostly in UBS shares, which are subject to strict forfeiture rules.

Bonuses granted for 2010

In making UBS’s compensation decisions for 2010, the BoD and the GEB have carefully balanced all the relevant factors such as our improved business performance, industry compensation trends and regulatory requirements. From a shareholder’s perspective, it is essential to weigh the short-term potential for raising profitability against the long-term requirement to retain and attract key staff. Although our financial performance in 2010 was markedly better than in 2009, with an increase in profitability of CHF 10 billion, given the considerations outlined above, the bonus pool for 2010 was set at CHF 4,245 million, 11% lower than it was last year.

High levels of deferred bonuses for Group Executive Board members

At least 76% of a GEB member’s bonus, including 60% in equity (under the Performance Equity Plan [PEP] and the Senior Executive Equity Ownership Plan [SEEOP]), is deferred and at risk of forfeiture for periods of up to five years. Moreover, the vest-

ing of these awards is subject to the fulfillment of specific performance conditions. A maximum of 24% in cash (under the Cash Balance Plan [CBP]) is paid out immediately, subject to a cap of CHF / USD 2 million.

		Variable cash compensation
		under CBP			Effective
				Annual bonus	deferrals		Contributions
		Immediate	Deferred	in equity under	in % of bonus	Benefits	to retirement	Total
CHF, except where indicated	Base salary	cash	cash	SEEOP & PEP	for 2010	in kind	benefits plans	compensation

Group CEO Oswald J. Grübel	3,000,000	0	0	0	N/A	25,600	0	3,025,600

Highest paid GEB-member: Carsten Kengeter	874,626	1,002,496	2,339,158	5,012,481	88%	92,547	0	9,321,308

GEB aggregate pay	14,705,894	15,588,145	14,451,756	45,059,852	79%	381,851	843,402	91,030,900

–	As in 2009, the Group CEO has decided to waive the bonus.
–	The highest paid GEB member in 2010 was Carsten Kengeter, with a total compensation of CHF 9.3 million: 88% of his bonus was deferred, with 28% in deferred cash and 60% in deferred equity vesting over three to five years.
–	In total, the compensation for GEB members in office on 31 December 2010 was CHF 91.0 million, compared with a total of CHF 68.7 million in 2009.
–	The Chairman of the BoD, Kaspar Villiger, chose to waive a substantial part of the share award and instead to accept a limited number of 26,940 UBS shares with a fair value of CHF 500,000. In addition, he decided to maintain the voluntary reduction in his annual base salary from CHF 2 million to CHF 850,000. Kaspar Villiger is the highest paid member of the BoD, with total compensation of CHF 1,491,308.
–	Fees for the independent BoD members remained unchanged in 2010.

Corporate governance and compensation
Corporate governance

Corporate governance

Our corporate governance principles are designed to support our objective of sustainable profitability, as well as to create value and protect the interests of our shareholders and stakeholders. We use the term “corporate governance” when referring to the organizational structure of UBS and operational practices of our management.

We are subject to, and fully comply with, the following regulatory requirements regarding corporate governance: the Swiss Code of Obligations (CO) articles 663bbis and 663c (paragraph three) regarding transparency of compensation paid to members of the Board of Directors (BoD) and senior management; the SIX Swiss Exchange’s (SIX) “Directive on Information Relating to Corporate Governance”; the Swiss Financial Market Supervisory Authority’s (FINMA) “Circular 2010/1 Remuneration schemes” (FINMA Circular 2010/1); and the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

In addition, as a foreign company with shares listed on the New York Stock Exchange (NYSE), we comply with all corporate governance standards applicable to foreign listed companies.
This section provides the information required as set forth by the following regulatory requirements:
–	The SIX “Directive on Information Relating to Corporate Governance”, with regard to: Group structure and shareholders; capital structure; BoD; Group Executive Board (GEB); compensation, shareholdings and loans; shareholders’ participation rights; change of control and defense measures; auditors and information policy.
–	Articles 663bbis and 663c (paragraph three) of the CO, “Supplementary disclosures for companies whose shares are listed on a stock exchange: compensations and participations”, with regard to remuneration, share and option ownership and loans. These disclosures are also included in the audited financial statements of this report. This information is marked by a bar on the left-hand side throughout this section.
–	The FINMA Circular 2010/1, with regard to the BoD’s duty to annually report on the implementation of the remuneration policy.
–	The NYSE “Corporate Governance Listing Standards” with regard to foreign listed companies: independence of directors, BoD Committees and differences from the NYSE standards applicable to US domestic issuers.
In addition to the regulatory requirements mentioned above, this section summarizes the regulatory and supervisory environment of UBS in our principal locations, and provides a list of all members of our BoD and GEB. Updates have been made to the sections discussing the BoD, GEB, and compensation and shareholdings. These updates follow a revision of the Organization Regulations of UBS AG and its annexes (Organization Regulations), which was conducted by the BoD throughout the summer of 2010.
On 1 August 2010, the revised Organization Regulations came into effect. They implement the FINMA Circular 2010/1, stating that the total compensation for GEB members is subject to approval by the BoD, upon recommendation by the BoD’s Human Resources and Compensation Committee (HRCC), and any severance payments exceeding CHF 2 million must also be approved by the BoD. In addition, they further align the responsibilities and authorities between the BoD and the Group Asset and Liability Management Committee (Group ALCO), by allocating the approval authority to the BoD for determination of cost of equity for the UBS Group (Group) and its business divisions, and for the attribution of equity to the Group and its business divisions. Furthermore, they reflect the newly separated roles of the Vice Chairman and the Senior Independent Director (SID).
è	Refer to www.ubs.com/governance for more details on the Organization Regulations

Corporate governance and compensation

Group structure and shareholders

UBS Group legal entity structure

Under Swiss company law, UBS AG is organized as a limited company: a corporation that has issued shares of common stock to investors. UBS AG is the Parent Bank of the Group.

Our legal entity structure is designed to support our businesses within an efficient legal, regulatory, tax and funding framework. Neither our business divisions nor the Corporate Center are separate legal entities: they primarily operate out of the Parent Bank, UBS AG, through its branches worldwide. This structure is designed to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform, and to enable the flexible and efficient use of capital. Where it is neither possible nor efficient to operate out of the Parent Bank, businesses operate through local subsidiaries. This can be the case when required for legal, tax or regulatory purposes, or as additional legal entities join the Group through acquisition.

Operational Group structure

On 31 December 2010, the operational structure of the Group comprised the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. In this report, performance is reported according to this structure.

è	Refer to the “UBS business divisions and Corporate Center” section of this report for more information

Listed and non-listed companies belonging to the Group

The Group includes a number of consolidated entities, none of which, however, are listed companies other than UBS AG.

è	Refer to “Note 34 Significant subsidiaries and associates” in the “Financial information” section of this report for details of significant operating subsidiary companies of the Group

Significant shareholders

Under the Federal Act on Stock Exchanges and Securities Trading of 24 March 1995, as amended (the Swiss Stock Exchange Act), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, has to notify the company and the SIX if the holding attains, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the Ordinance of the Swiss Financial Market Supervisory Authority on Stock Exchanges and Securities Trading (the Ordinance). In particular, the Ordinance takes into account all future potential share obligations irrespective of their possible contingent nature, and prohibits the netting of so-called acquisition positions (in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It further requires that each such position be calculated separately, and be reported as soon as it reaches one of the abovementioned thresholds. Nominee companies which cannot autonomously decide how voting rights are exercised, are not obligated to notify UBS and the SIX in case they reach, exceed or fall below the threshold percentages.

In addition, pursuant to the CO, UBS must disclose in its notes to the financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS AG.
According to disclosure notifications filed with UBS AG and the SIX, on 8 June 2010, The Capital Group Companies, Inc., Los Angeles, disclosed a holding of 4.90% of the total share capital of UBS AG. On 12 March 2010, the Government of Singapore, Singapore, as beneficial owner, disclosed under the Swiss Stock Exchange Act, a holding by the Government of Singapore Investment Corp. of 6.45% of the total share capital of UBS AG. On 17 December 2009, BlackRock Inc., New York, disclosed according to the Swiss Stock Exchange Act, a holding of 3.45% of the total share capital of UBS AG. In accordance with the Swiss Stock

Significant shareholders
Shareholders registered in the UBS shares register with 3% or more of shares issued
In % of shares issued	31.12.10	31.12.09	31.12.08

Chase Nominees Ltd., London	10.70	11.63	7.19

DTC (Cede & Co.), New York[1]	7.32	8.42	9.89

Government of Singapore Investment Corp., Singapore	6.41	less than 3	less than 3

Nortrust Nominees Ltd., London	3.79	3.07	less than 3

[1] DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

Corporate governance and compensation
Corporate governance

Exchange Act, the percentages indicated above were calculated in relation to the share capital reflected in the Articles of Association of UBS AG (Articles of Association) at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act can be found on the following website of the SIX:  http://www.six-exchange-regulation.com/obligations/disclosure/
major_shareholders_en.html.

According to our share register, the shareholders (acting in their own name or in their capacity as nominees for other inves-

tors or beneficial owners) listed in the “Significant shareholders” table below, were registered with 3% or more of the total share capital on 31 December 2010, 2009 and 2008.

Cross shareholdings

We have no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate governance and compensation

Capital structure

Capital

Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase, or the creation of conditional or authorized capital. At year-end 2010, 3,830,840,513 shares were issued with a par value of CHF 0.10 each, leading to ordinary share capital of CHF 383,084,051.30. This includes 272,651,005 shares issued in 2010 out of conditional share capital upon conversion of CHF 13 billion in mandatory convertible notes (MCN) on 5 March 2010; and 76,755 (of which 3,171 under former PaineWebber employee option plans) shares issued for employee option exercises out of conditional capital, all of which took effect in 2010.

Conditional share capital

At year-end 2010, the following conditional share capital was available to the BoD:
–	At the Annual General Meeting (AGM) held in 2006, shareholders approved conditional capital in the maximum amount of 150,000,000 shares to be used for employee option grants. Options are exercisable at any time between their vesting and expiration dates. Shareholders have no pre-emptive rights. In 2010, options on 73,584 shares were exercised under the option plans with a total of 149,920,712 conditional capital shares being available to satisfy further exercises of options.
–	At the AGM held in 2010, shareholders approved conditional capital in the amount of up to 380,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, through the exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS. Shareholders have no pre-emptive rights. The owners of conversion rights and / or warrants shall be entitled to subscribe to the new shares. At year-end 2010, the BoD had not made use of the allowance to issue bonds or warrants with conversion rights covered by conditional share capital.
–	At the AGM held on 15 April 2009, our shareholders approved the creation of conditional capital for the potential issuance of 100,000,000 shares in the event of exercise of warrants granted to the Swiss National Bank (SNB) in connection with the loan granted by the SNB to the SNB StabFund.
è	Refer to the “Shares and capital instruments” section of this report for more information on conditional share capital

Authorized share capital

The BoD has no authorized share capital available.

Changes of shareholders’ equity and shares

According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 46.8 billion on 31 December 2010 (CHF 41.0 billion in 2009, and CHF 32.5 billion in 2008). The UBS Group shareholders’ equity was represented by 3,830,840,513 issued shares on 31 December 2010 (2009: 3,558,112,753; 2008: 2,932,580,549).
è	Refer to the “Statement of changes in equity” in the “Financial information (consolidated financial statements)” section of this report for more information on changes in shareholders’ equity over the last three years

Shares and participation certificates

We have only one unified class of shares issued. Our shares are issued in registered form, and are traded and settled as global registered shares. Each registered share has a par value of CHF 0.10 and carries one vote subject to the restrictions set out under “Transferability, voting rights and nominee registration”. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded.

Ownership of UBS shares is widely spread. The additional tables on the following page provide information about the distribution of our shareholders by category and geographical location. This information relates only to registered shareholders and cannot be assumed to be representative of our entire investor base nor the actual beneficial ownership. Only shareholders registered in the share register as “shareholders with voting rights” are entitled to exercise voting rights.
è	Refer to the “Shareholders’ participation rights” section of this report for more information
On 31 December 2010, 2,208,919,126 shares carried voting rights, 395,870,008 shares were entered in the share register without voting rights, and 1,226,051,379 shares were not registered. All 3,830,840,513 shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares are issued by the Parent Bank directly.
At year-end 2010, we owned UBS registered shares corresponding to less than 3% of the total share capital of UBS. At the same time, we had disposal positions relating to 508,052,477 voting rights of UBS, corresponding to 13.26% of the total voting rights of UBS. They consisted mainly of 9.66% of voting rights on shares deliverable in respect of employee awards. The calculation methodology for the disposal position is based on the Ordinance of the Swiss Financial Market Supervisory Authority on Stock Exchanges and Securities Trading, which takes into account all future potential share delivery obligations irrespective of the contingent nature of the delivery.
We have no participation certificates outstanding.

Corporate governance and compensation
Corporate governance

Distribution of UBS shares
On 31 December 2010	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued

1–100	40,896		11.5	2,401,727		0.1

101–1,000	200,705		56.3	91,565,192		2.4

1,001–10,000	104,236		29.2	286,103,960		7.5

10,001–100,000	9,856		2.8	242,026,391		6.3

100,001–1,000,000	725		0.2	191,357,995		5.0

1,000,001–5,000,000	95		0.0	223,378,963		5.8

5,000,001–38,308,405 (1%)	26		0.0	245,584,542		6.4

1–2%	1		0.0	63,760,200		1.7

2–3%	2		0.0	177,912,038		4.6

3–4%	1		0.0	145,038,407		3.8

4–5%	0		0.0	0		0.0

Over 5%	3	[1]	0.0	935,659,719		24.4

Total registered	356,546		100.0	2,604,789,134		68.0

Unregistered[2]				1,226,051,379		32.0

Total shares issued				3,830,840,513	[3]	100.0

1 On 31 December 2010, Chase Nominees Ltd., London, was entered as a trustee / nominee holding 10.70% of all shares issued. DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 7.32% of all shares issued.   2 Shares not entered in the share register as of 31 December 2010.   3 Of the total shares issued, 395,870,008 registered shares do not carry voting rights.

Shareholders: type and geographical distribution
	Shareholders		Shares
On 31 December 2010	Number	%	Number	%

Individual shareholders	347,790	97.5	634,936,250	16.6

Legal entities	8,194	2.3	716,304,953	18.7

Nominees, fiduciaries	562	0.2	1,253,547,931	32.7

Unregistered			1,226,051,379	32.0

Total	356,546	100.0	3,830,840,513	100.0

Switzerland	319,928	89.7	840,192,284	21.9

Europe	20,130	5.7	948,210,958	24.8

North America	8,574	2.4	486,694,537	12.7

Other countries	7,914	2.2	329,691,355	8.6

Unregistered			1,226,051,379	32.0

Total	356,546	100.0	3,830,840,513	100.0

Ordinary share capital
	Share capital in CHF	Number of shares	Par value in CHF

On 31 December 2008	293,258,055	2,932,580,549	0.10

Issue of shares for capital increase (MCNs conversion)	33,222,591	332,225,913	0.10

Issue of shares for capital increase (private placement)	29,325,805	293,258,050	0.10

Issue of shares out of employee options exercised from conditional capital	4,824	48,241	0.10

On 31 December 2009	355,811,275	3,558,112,753	0.10

Issue of shares for capital increase (MCNs conversion)	27,265,100	272,651,005	0.10

Issue of shares for capital increase (private placement)	0	0	0.10

Issue of shares out of employee options exercised from conditional capital	7,676	76,755	0.10

On 31 December 2010	383,084,051	3,830,840,513	0.10

Corporate governance and compensation

Transferability, voting rights and nominee registration

We do not apply any restrictions or limitations on the transferability of shares. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of the Articles of Association.

We have special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon our request, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% voting limit rule exists for securities clearing organizations such as The Depository Trust Company in New York.
è	Refer to the “Shareholders’ participation rights” section of this report for more information

Capital instruments

On 31 December 2010, there were no contingent capital securities or convertible bonds outstanding requiring the issuance of new shares. We had CHF 4,903 million principal amount of deeply subordinated capital instruments outstanding, which count as hybrid tier 1 capital under Swiss regulatory rules, and CHF 8,239 million principal amount of outstanding tier 2 capital securities (mainly subordinated bonds). We did not issue any capital instruments in 2010.

Options

In connection with the loan granted by the SNB to the SNB Stab-Fund, we have issued warrants granted to the SNB sourced by conditional capital for which 100,000,000 shares were approved by our shareholders. The warrants are exercisable only if the SNB incurs a loss on its loan to the fund.

On 31 December 2010, there were 263,561,259 employee options and stock appreciation rights outstanding. Delivery obligations equivalent to 5,235,741 shares were exercisable. We source our option-based compensation plans either by purchasing UBS shares in the market, or through the issuance of new shares out of conditional capital. On 31 December 2010, 25,842,908 treasury shares were available for this purpose, and an additional 149,920,712 unissued shares in conditional share capital were assigned to future employee option exercises. At year-end 2010, the shares available covered all exercisable employee obligations.
è	Refer to the “Shares and capital instruments” section of this report for more information on options

Corporate governance and compensation
Corporate governance

Shareholders’ participation rights

We are committed to shareholder participation in our decision- making process. More than 350,000 directly registered shareholders, as well as some 90,000 US shareholders registered via nominee companies, regularly receive written information about our activities and performance and are personally invited to shareholder meetings.

è	Refer to the “Information policy” section of this report for more information

Relationships with shareholders

We fully subscribe to the principle of equal treatment of all shareholders, who range from large investment institutions to individual investors, and regularly inform them about the development of the company of which they are co-owners.

The AGM offers shareholders the opportunity to raise any questions regarding our development and the events of the year that is under review. BoD and GEB members, as well as the internal and external auditors, are present to answer these questions.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a large number of individual shareholders, may hold an unlimited number of shares, but we have provisions according to which voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to the 5% voting limit.

In order to be recorded in the share register with voting rights, shareholders must confirm that they acquired UBS shares in their own name and for their own account. Nominee companies and trustees are required to sign an agreement confirming their willingness to disclose, upon our request, individual beneficial owners holding more than 0.3% of all issued shares.
All shareholders registered with voting rights are entitled to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda, either by giving instructions to an independent proxy designated by UBS, as required under Swiss company law, or by appointing UBS, another bank or another registered shareholder of their choice to vote on their behalf. Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS.

Statutory quorums

Shareholder resolutions, the election and reelection of BoD members and the appointment of the Group and statutory auditors are decided at the AGM by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that, for certain specific issues, a majority of two-thirds of the votes represented at the AGM, and the absolute majority of the par value of shares represented at the AGM, must vote in favor of the resolution. These issues include, among others, the creation of shares with privileged voting rights, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusion of shareholders’ pre-emptive rights.

The Articles of Association also requires a two-thirds majority of votes represented for any change to its provisions regarding the number of BoD members, and any decision to remove one-fourth or more of the BoD members.
Votes and elections are normally conducted electronically to clearly ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request that a vote or election take place electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agen-

Corporate governance and compensation

da is put to vote separately and BoD elections are made on a person-by-person basis.

Convocation of general meetings of shareholders

The AGM normally takes place each year in April, but in any case within six months of the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled AGM. The meeting agenda is also published in the Swiss Official Gazette of Commerce and in selected Swiss newspapers as well as on the internet at www.ubs.com/agm.

Extraordinary General Meetings (EGM) may be convened whenever the BoD or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an EGM be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

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

Corporate governance and compensation
Corporate governance

Board of Directors

The BoD, under the leadership of the Chairman, decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises the ultimate supervision over senior management, and appoints all GEB members. The BoD also approves all financial statements for issue. Shareholders elect each member of the BoD, which in turn appoints its Chairman, Vice Chairman, SID, the members of the BoD Committees and their respective Chairpersons.

Members of the Board of Directors

At the AGM held on 14 April 2010, Kaspar Villiger, Michel Demaré, David Sidwell, Sally Bott, Rainer-Marc Frey, Bruno Gehrig, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke and William

G. Parrett were reelected as their terms of office expired. Sergio Marchionne and Peter R. Voser tendered their resignation. Wolfgang Mayrhuber was elected to his first term on the BoD. Following their election, the BoD appointed Michel Demaré as Vice Chairman and David Sidwell as SID. On 22 July 2010, UBS nominated Joseph Yam, former Chief Executive of the Hong Kong Monetary Authority, for election to the BoD at the 2011 AGM. On 31 December 2010, with the exception of the non-independent Chairman, Kaspar Villiger, all BoD members were considered independent by the BoD. Sally Bott resigned from the BoD effective on 11 February 2011.

The following biographies provide information on the BoD members on 31 December 2010.

Kaspar Villiger
Swiss, born 5 February 1941
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
Chairman of the Board of Directors/Chairperson of the Corporate Responsibility Committee/Chairperson of the Governance and Nominating Committee

Year of initial appointment: 2009
Professional history and education
Kaspar Villiger was elected to the Board of Directors (BoD) at the 2009 Annual General Meeting (AGM) and was thereafter appointed Chairman of the BoD. He chairs the Corporate Responsibility Committee and the Governance and Nominating Committee. Mr. Villiger was elected Federal Councilor in 1989, and served as the Minister of Defense and Head of the Federal Military Department until 1995. Subsequently, he served as Finance Minister and Head of the Federal Department of Finance until he stepped down at the end of 2003. In addition to Federal Councilor, he served as President of the Swiss Confederation, in 1995 and 2002. In 2004, he was elected to the boards of Nestlé, Swiss Re and the Neue Zürcher Zeitung, all of which he resigned from in 2009 when he took on the position of Chairman of UBS. As co-owner of the Villiger Group, Mr. Villiger managed the Swiss parent firm, Villiger Söhne AG, from 1966 until 1989. In addition, Mr. Villiger held several political positions, first in the parliament of the canton of Lucerne and, from 1982 until 1989, in the Swiss Parliament. He graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966.

Michel Demaré
Belgian, born 31 August 1956
ABB Ltd., Affolternstrasse 44, P.O. Box 5009,
CH-8050 Zurich

Functions in UBS
Independent Vice Chairman/member of the Audit Committee/member of the Governance and Nominating Committee

Year of initial appointment: 2009
Professional history and education
Michel Demaré was elected to the BoD at the 2009 AGM, and in April 2010 appointed independent Vice Chairman. He is a member of the Audit Committee and the Governance and Nominating Committee. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of the Group Executive Committee. In addition, he became President of Global Markets in November 2008. Between February and September 2008, he acted as the interim CEO of ABB. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this role, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002, he was the CFO of the Global Polyolefins and Elastomers division. Mr. Demaré began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in Antwerp. He graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Demaré is a member of the IMD Foundation Board in Lausanne.

Corporate governance and compensation

David Sidwell
American (US) and British, born 28 March 1953
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Senior Independent Director/Chairperson of the Risk Committee

Year of initial appointment: 2008
Professional history and education
 David Sidwell was elected to the BoD at the 2008 AGM. In April 2010, he was appointed Senior Independent Director, and chairs the Risk Committee. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley, he was with JPMorgan Chase & Co., where in his 20 years of service, he held a number of different positions including Controller, and from 2000 to 2004 CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and is a chartered accountant qualifying in the Institute of Chartered Accountants in England and Wales.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Sidwell is a Director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington D.C., and a Senior Advisor at Oliver Wyman, New York. He is a trustee of the International Accounting Standards Committee Foundation, London, the Chairman of the board of Village Care, New York, and is a Director of the National Council on Aging, Washington D.C.

Sally Bott
American (US), born 11 November 1949
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Chairperson of the Human Resources and Compensation Committee/member of the Corporate Responsibility Committee/member of the Governance and Nominating Committee, resigned with effect on 11 February 2011

Year of initial appointment: 2008
Professional history and education
 Sally Bott was elected to the BoD at the October 2008 Extraordinary General Meeting (EGM). Until her resignation with effect on 11 February 2011, she chaired the Human Resources and Compensation Committee. Furthermore, she was a member of the Corporate Responsibility Committee and the Governance and Nominating Committee. Ms. Bott served as the Group Human Resources (HR) Director of BP plc, from 2005 until 2011, and was member of BP’s Group Executive Committee. As of April 2011, Ms. Bott will be the Head of Human Resources at Barclays plc. Ms. Bott has spent most of her career in financial services. Between 2000 and 2005, she was a Managing Director at Marsh & McLennan Companies and Head of Global HR for Marsh Inc. She was at Barclays Bank from 1994 to 2000, first as Barclays de Zoete Wedd HR Director and then as Group HR Director from 1997 to 2000. In 1970, she joined Citibank out of college as a research analyst in the economics department where she was credit trained and worked in the finance function. She moved into HR in 1978, and worked as an HR Director in most of Citibank’s wholesale bank and investment banking businesses for the next 15 years. She was the Global HR Director of the wholesale bank from 1990 to 1993. Ms. Bott studied at Manhattanville College, and graduated with a bachelor’s degree in economics.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Ms. Bott is a member of the board of the Carter Burden Center for the Aging in New York City.

Rainer-Marc Frey
Swiss, born 10 January 1963
Office of Rainer-Marc Frey, Seeweg 39,
CH-8807 Freienbach

Functions in UBS
 Member of the Audit Committee/member of the
Risk Committee

Year of initial appointment: 2008
Professional history and education
 Rainer-Marc Frey was elected to the BoD at the October 2008 EGM and is a member of the Audit Committee and the Risk Committee. Mr. Frey is the founder of the investment management company Horizon21. He is the Chairman of Horizon21 as well as of its related entities and subsidiaries. In 1992, he founded and was appointed CEO of RMF Investment Group. RMF was acquired by Man Group plc in 2002. Between 2002 and 2004, he held a number of senior roles within Man Group and was the largest individual shareholder. From 1989 to 1992, Mr. Frey served as a director at Salomon Brothers in Zurich, Frankfurt and London, where he was primarily involved with equity derivatives. Between 1987 and 1989, he worked for Merrill Lynch covering equity, fixed income and swaps markets. He holds a degree in economics from the University of St. Gallen.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Frey is a member of the board of DKSH Group, Zurich, as well as of the Frey Charitable Foundation, Freienbach.

Corporate governance and compensation
Corporate governance

Bruno Gehrig
Swiss, born 26 December 1946
Swiss International Air Lines AG,
Obstgartenstrasse 25, CH-8302 Kloten

Functions in UBS
 Member of the Governance and Nominating Committee / member of the Human Resources and Compensation Committee

Year of initial appointment: 2008
Professional history and education
 Bruno Gehrig was elected to the BoD at the October 2008 EGM and is a member of the Governance and Nominating Committee and the Human Resources and Compensation Committee. From 2003 to 2009, Mr. Gehrig was Chairman of Swiss Life Holding. Between 1996 and 2003, he worked at the Swiss National Bank, starting as a member of the Governing Board and becoming Vice Chairman in 2000. From 1992 to 1996, he was a professor of banking and finance at the University of St. Gallen and concurrently served as a member of the Swiss Federal Banking Commission. Between 1989 and 1991, he held the position of CEO at Bank Cantrade AG. Mr. Gehrig worked for the former Union Bank of Switzerland (UBS) between 1981 and 1989, where he started as a chief economist before assuming responsibility for securities sales and trading. He studied economics at the University of Bern, where he completed his PhD studies, and then continued on to postgraduate studies at the University of Rochester, New York. He was an assistant professor at the University of Bern and received an honorary doctorate from the University of Rochester.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Gehrig is the Chairman of the board of Swiss International Air Lines and the Vice Chairman and Chairperson of the Remuneration Committee of Roche Holding Ltd., Basel.

Ann F. Godbehere
Canadian and British, born 14 April 1955
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Member of the Audit Committee / member of the Corporate Responsibility Committee

Year of initial appointment: 2009
Professional history and education
 Ann F. Godbehere was elected to the BoD at the 2009 AGM and is a member of the Audit Committee and the Corporate Responsibility Committee. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of the Property and Casualty division in Zurich for two years, before this she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, Ms. Godbehere was CEO of Swiss Re Life & Health in Canada. In 1996 and 1997, she was CFO of Swiss Re Life & Health North America. She is a certified general accountant, and in 2003, was made a fellow of the Certified General Accountants Association of Canada.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Ms. Godbehere is a board member and Chairperson of the Audit Committees of Prudential plc, Rio Tinto plc and Rio Tinto Limited in London. She is on the board of Atrium Underwriters Ltd. and Atrium Underwriting Group Ltd., London. She is also a member of the board and Chairperson of the Audit Committee of Ariel Holdings Ltd., Bermuda.

Axel P. Lehmann Swiss, born 23 March 1959 Zurich Financial Services, Mythenquai 2, CH-8002 Zurich Function in UBS Member of the Risk Committee Year of initial appointment: 2009
Professional history and education
 Axel P. Lehmann was elected to the BoD at the 2009 AGM and is a member of the Risk Committee. He has been the Group Chief Risk Officer of Zurich Financial Services (Zurich) since January 2008, and was responsible for Group IT until 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002, and subsequently was in charge, in 2004, of integrating UK, Ireland and South Africa in the newly created Europe General insurance business division. In 2001, he took over the responsibility for Northern, Central and Eastern Europe and was appointed CEO of the Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board where he was responsible for Group-wide business development functions. Before he joined Zurich in 1996, he was Head of Corporate Planning and Controlling for Swiss Life in Zurich. Mr. Lehmann was a lecturer at several universities and institutes. In 1990, he became Vice President of the Institute of Insurance Economics and the European Center at the University of St. Gallen, and was responsible for consulting and management development. He holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Lehmann is Chairman of the board of the Institute of Insurance Economics at the University of St. Gallen and is Chairman of the Chief Risk Officer Forum.

Corporate governance and compensation

Wolfgang Mayrhuber
Austrian, born 22 March 1947
Deutsche Lufthansa AG,
Flughafen Frankfurt am Main 302,
D-60549 Frankfurt am Main

Functions in UBS
 Member of the Corporate Responsibility Committee/member of the Human Resources and Compensation Committee

Year of initial appointment: 2010
Professional history and education
 Wolfgang Mayrhuber was elected to the BoD at the 2010 AGM and is a member of the Corporate Responsibility Committee and the Human Resources and Compensation Committee. He was Chairman of the Executive Board and CEO of Deutsche Lufthansa AG from 2003 to 2010. In 2002, he was elected Deputy Chairman of the Executive Board, and in 2001, he was appointed to the Executive Board with responsibility for the passenger airline business. From 1994 to the end of 2000, he was Chairman of the Executive Board of the newly founded Lufthansa Technik AG. After holding a variety of management positions in the maintenance, repair and overhaul division, he was appointed Executive Vice President and Chief Operating Officer Technical in 1992. In 1970, he joined Lufthansa as an engineer at the engine overhaul facility in Hamburg. Mr. Mayrhuber studied mechanical engineering at the Technical College in Steyr, Austria, and at the Bloor Collegiate Institute in Canada, until 1965. In 1990, he completed an Executive Management Training course at the Massachusetts Institute of Technology.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Mayrhuber is Chairman of the supervisory board and Chairperson of the Mediation Committee, the Nomination Committee and the Executive Committee of Infineon Technologies AG, as well as a member of the supervisory boards of Munich Re Group, BMW Group, Lufthansa Technik AG and Austrian Airlines AG. Furthermore, he serves on the board of SN Airholding SA / NV, Brussels, and HEICO Corporation, Hollywood, FL.

Helmut Panke
German, born 31 August 1946
BMW AG, Petuelring 130, D-80788 Munich

Functions in UBS
 Member of the Risk Committee and as of 11 February 2011 ad-interim Chairperson of the Human Resources and Compensation Committee

Year of initial appointment: 2004
Professional history and education
 Helmut Panke was elected to the BoD at the 2004 AGM. He is a member of the Risk Committee and, as of 11 February 2011, ad-interim Chairperson of the Human Resources and Compensation Committee. Between 2002 and 2006, Mr. Panke was Chairman of the Board of Management at BMW. In 1982, he joined BMW’s Research and Development division as Head of Planning and Controlling. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Mr. Panke graduated from the University of Munich with a PhD in physics, and was on special research assignment at the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey & Company in Dusseldorf and Munich as a consultant.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Panke is a member of the board of Microsoft Corporation (Chairperson of the Antitrust Compliance Committee) and Singapore Airlines Ltd. He is a member of the supervisory board of Bayer AG.

William G. Parrett American (US), born 4 June 1945 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Chairperson of the Audit Committee Year of initial appointment: 2008
Professional history and education
 William G. Parrett was elected to the BoD at the October 2008 EGM and chairs the Audit Committee. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee. Mr. Parrett founded Deloitte’s US National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Parrett is an independent Director of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific Inc., in all of which he chairs the Audit Committee. He is also the Immediate Past Chairman of the board of the United States Council for International Business and United Way Worldwide. He is a Carnegie Hall Board of Trustees member.

Corporate governance and compensation
Corporate governance

Elections and terms of office

In accordance with article 19 (paragraph one) of the Articles of Association, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis at the next AGM, which will take place on 28 April 2011.

BoD members are normally expected to serve for a minimum of three years. No BoD member should continue to serve beyond the AGM held in the calendar year following his or her 65th birthday; however, the BoD can extend this age limit.

Organizational principles and structure

The Organization Regulations were revised and are valid as of 1 August 2010. Major changes consisted of separating the roles of the Vice Chairman and the SID, integrating the requirements of the FINMA Circular 2010/1, and enhancing the approval authority of the BoD with regard to the cost of equity for UBS and its business divisions.

Following each AGM, the BoD meets to appoint its Chairman, Vice Chairman, SID, the BoD Committees members and their respective Chairpersons. At the same meeting, the BoD appoints a Company Secretary, who acts as secretary to the BoD and its Committees.
According to the Articles of Association, the BoD meets as often as business requires, but must meet at least six times a year. A total of 16 meetings were held in 2010, of which eight included GEB members and eight were without GEB participation. On average, 92% of BoD members were present at BoD meetings without GEB participation, and 96% at meetings with GEB participation. The duration of each meeting was four hours on average. In addition, the BoD met for a one-day BoD seminar.
At each BoD meeting, each Committee Chairperson provides the full BoD with regular updates on current activities of his or her Committee as well as important Committee issues.
At least once per year, the BoD reviews its own performance as well as the performance of each of its Committees. This review is based on an assessment of the BoD as conducted by the Governance and Nominating Committee (GNC), as well as a self-assessment of the BoD Committees, and seeks to determine whether the BoD and its Committees are functioning effectively and efficiently.
The following Committees assist the BoD in the performance of its responsibilities. These Committees and their charters are described in the Organization Regulations, which are published on www.ubs.com/governance.

Audit Committee

The Audit Committee (AC) comprises at least three independent BoD members, with all members having been determined by the BoD to be fully independent and financially literate. On 31 December 2010, the AC consisted of William G. Parrett, the Chairman, as well as Michel Demaré, Rainer-Marc Frey and Ann F. Godbehere. All members have accounting and financial management expertise and are considered to be “financial experts” according to the rules established by the US Sarbanes-Oxley Act of 2002.
The AC itself does not perform audits, but monitors the work of the auditors who in turn are responsible for auditing UBS’s and the Group’s financial statements and for reviewing the quarterly financial statements. The function of the AC is to serve as an independent and objective body with oversight of: (i) the Group’s accounting policies, financial reporting and disclosure controls and procedures, (ii) the quality, adequacy and scope of external audit, (iii) UBS’s compliance with financial reporting requirements, (iv) management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance, and (v) the performance of Group Internal Audit in conjunction with the Chairman and the Risk Committee (RC). For these purposes, the AC has the authority to meet with regulators and external bodies in consultation with the Group CEO.
The AC, together with the external auditors and Group Internal Audit reviews the annual and quarterly financial statements of UBS and the Group as proposed by management in order to recommend their approval, including any adjustments considered to be appropriate to the BoD.
Periodically, and at least annually, the AC assesses the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision on the appointment or removal of the external auditors and the rotation of the lead audit partner. The BoD then submits these proposals at the AGM.
During 2010, the AC held a total of six meetings and ten calls. The meetings had an average duration of three and a half hours and the calls lasted approximately 45 minutes. Participation at these events averaged 97%. Also present at the meetings were the Group CEO, the Group Chief Financial Officer (Group CFO), the Head of Group Internal Audit, the Head of Group Tax & Accounting Policy, the Head of Group Controlling & Accounting and Ernst & Young Ltd., Basel, (Ernst & Young), our external auditors. The calls were conducted in the presence of the AC members and a combination of the Group CFO, the Head of Group Tax & Accounting Policy and the Head of Group Controlling & Accounting. Joint AC/RC sessions are held every quarter. In addition, the AC held one session with FINMA.
The AC reports back to the BoD about its discussions with our external auditors. Once per year, the lead representatives of our external auditors present their long-form report to the BoD, as required by FINMA.

Corporate Responsibility Committee

The Corporate Responsibility Committee (CRC) supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct. It reviews and assesses stakeholder concerns and expectations for responsible corporate conduct and their possible consequences for UBS, and recommends appropriate actions to the BoD. The CRC comprises at least three independent BoD members and, on 31 December 2010,

Corporate governance and compensation

Kaspar Villiger chaired the Committee with Sally Bott, Ann F. Godbehere and Wolfgang Mayrhuber as additional members. The CRC is advised and supported by a number of senior business representatives. It met twice for 70 minutes in 2010, and 88% of CRC members were present.
In 2010, the UBS Code of Business Conduct and Ethics (the Code) was revised and approved by the BoD and GEB. All employees were required to participate in a comprehensive online training session covering the content of the Code.
è	Refer to the “Corporate responsibility” section of this report for more information

Governance and Nominating Committee

The GNC supports the BoD in fulfilling its duty to establish best practices in corporate governance across the Group; to conduct a BoD annual self-assessment; to establish and maintain a process for appointing new BoD members; and to manage the succession of the Chairman and the Group CEO. The GNC comprises three independent BoD members and, on 31 December 2010, Kaspar Villiger chaired the GNC with Sally Bott, Michel Demaré and Bruno Gehrig as additional members. In 2010, seven meetings were held with an average participation of 93% of members and a duration averaging one hour. No meeting was held with external advisors.

Human Resources and Compensation Committee

The HRCC is responsible for the following functions: (i) supporting the BoD in its duties to set guidelines on compensation and benefits, (ii) approving the total compensation for the Chairman and the non-independent BoD members, (iii) proposing, together with the Chairman, total individual compensation for the independent BoD members and Group CEO for approval by the BoD, (iv) proposing to the BoD for approval, upon the recommendation from the Group CEO, the total individual compensation for GEB members. The HRCC also reviews the compensation disclosure included in this report.
The HRCC comprises four independent BoD members and, on 31 December 2010, Sally Bott chaired the HRCC with Bruno Gehrig, Wolfgang Mayrhuber and Helmut Panke as additional members. In 2010, 10 meetings were held with an average participation of 88% of members and a duration of over 100 minutes. Of those meetings, nine were held with external advisors, the Chairman and the CEO. After Sally Bott’s resignation, effective as of 11 February 2011, Helmut Panke assumed responsibility as ad-interim Chairperson of the HRCC.
è	Refer to the “Compensation governance” section of this report for more information on the Human Resources and Compensation Committee’s decision-making procedures

Risk Committee

The RC is responsible for overseeing and supporting the BoD in fulfilling its duty to supervise and set appropriate risk management and control principles in the area of (i) risk management and control, including credit, market, country and operational risks, (ii) treasury and capital management, including funding and li-
quidity, and (iii) balance sheet management, including in each case any consequential reputational risk. For these purposes, the RC receives all relevant information from the GEB and has the authority to meet with regulators and external bodies in consultation with the Group CEO.
The RC comprises four independent BoD members and, on 31 December 2010, David Sidwell chaired the RC with Rainer-Marc Frey, Axel P. Lehmann and Helmut Panke as additional members. During 2010, the RC held a total of nine meetings and three calls, with an average participation rate of 97% of members. The average meeting duration was over five and a half hours and the calls lasted over 50 minutes. The AC Chairperson regularly attends part or all of the meetings. Also present were the Chairman, the Group CEO, the Group CFO, the Group Chief Risk Officer (Group CRO), the Group General Counsel (Group GC), the co-CEOs of the Investment Bank, the Head of Group Internal Audit and Ernst & Young. In addition, two joint meetings between the RC and the HRCC were held to discuss factoring risk into the compensation framework. Annually, one session is held with the Governing Board of the SNB and one with FINMA. The RC Chairperson additionally met one time with the Financial Services Authority (FSA).

Roles and responsibilities of the Chairman of the Board of Directors

Kaspar Villiger, the Chairman, has entered into a full-time employment contract with UBS in connection with his service on the BoD.

The Chairman coordinates the tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD decides on the strategy of the Group upon recommendation of the Group CEO, exercises the ultimate supervision over management and appoints all GEB members.
The Chairman presides over all AGMs and EGMs, and works with the Committee Chairpersons to coordinate the work of all Committees. Together with the Group CEO, the Chairman is responsible for ensuring effective communication with shareholders and other stakeholders, including government officials, regulators and public organizations. This is in addition to establishing and maintaining a close working relationship with the Group CEO and the other GEB members, providing advice and support while respecting the fact that day-to-day management responsibility is delegated to the GEB.

Roles and responsibilities of the Vice Chairman and the Senior Independent Director

The BoD appoints a Vice Chairman and an SID. Both the Vice Chairman and the SID must be independent. The Vice Chairman is required to lead the BoD in the absence of the Chairman as well as provide support and advice to the Chairman. At least twice a year, the SID organizes and leads a meeting of the independent BoD members without the presence of the Chairman. In 2010,

Corporate governance and compensation
Corporate governance

one independent BoD meeting was held for a duration of 60 minutes. A second meeting was scheduled to take place in December 2010, but was postponed until February 2011. The SID reports to the Chairman on the evaluation of the Chairman’s performance, and acts as a contact point for shareholders wishing to engage in discussions with an independent BoD member.

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

Checks and balances: Board of Directors and Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group upon recommendation of the Group CEO, and supervises and monitors the business, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, thus ensuring a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the firm, for which responsibility is delegated to the GEB under the leadership of the Group CEO. No member of one board may be a member of the other.

Supervision and control of the GEB remains with the BoD. The authorities and responsibilities of the two bodies are governed by the Articles of Association and the Organization Regulations, including the latter document’s “Annex B – Responsibilities and authorities”.
è	Refer to www.ubs.com/governance for more details on checks and balances for the BoD and GEB

Transparency report

On 14 October 2010, we published the “Transparency report to the shareholders of UBS”, which is a comprehensive review of the crisis we have faced in recent years. In publishing this report, the BoD was responding to the report published by the control Committee of the Swiss parliament in May 2010.
The report explains why UBS incurred losses during the financial crisis, particularly in connection with positions in the US real estate market. The report gives shareholders and interested members of the public an opportunity to gain a detailed picture of the events that took place. In addition, it sheds light on the problems in the cross-border wealth management business with US clients. The analysis is based on numerous internal and external investigations, the results of which are summarized in the report. The report further describes the wide ranging and significant changes made in order to prevent similar mistakes from recurring. Finally, the BoD presents the reasons for its decision to refrain from taking legal action against the former management. The transparency report is supported by two reports from independent experts: the first by Prof. em. Dr. iur. Peter Forstmoser, LL.M., Attorney-at-law titled, “Statement of Opinion on the UBS AG Transparency Report of October 2010 and the Resolution by the UBS AG Board of Directors to Refrain from the Initiation of Liability Litigation” and the second by Dr. Tobias Straumann, University of Zurich titled, “The UBS Crisis in Historical Perspective”. The reports assess the events of recent years from, on the one hand, a legal perspective, and on the other hand, an economic and historic one.
è	Refer to www.ubs.com/transparencyreport for more information

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
Group Internal Audit independently, objectively and systematically assesses the adherence to our strategy, effectiveness of governance, risk management and control processes at Group, divisional and regional levels, and monitors compliance with legal, regulatory and statutory requirements, as well as with internal policies and contracts. This internal audit organization, which is independent from management, reports significant findings to the Chairman and the RC. The AC must be informed of the results of internal audits.
In February 2010, our internal compliance function provided an annual compliance report to the BoD. This report is required by sections 109 and 112 of the FINMA Circular 08/24 on the supervision and internal controls at banks.
è	Refer to the “Risk management and control” section of this report for more information

Corporate governance and compensation

Group Executive Board

UBS operates under a strict dual board structure, as required by Swiss banking law. The management of the business is delegated by the BoD to the GEB.

Members of the Group Executive Board and changes in 2010

Lukas Gähwiler was named CEO of UBS Switzerland on 1 April 2010, replacing Francesco Morra who stepped down on that date.

As of 1 November 2010, Carsten Kengeter became sole Head of the Investment Bank. At the same time, Alexander Wilmot-Sitwell was appointed co-Chairman and co-CEO of Asia Pacific (APAC). Together with Chi-Won Yoon, he leads the APAC region. John Cryan was appointed Chairman and CEO of UBS AG London Branch and UBS Limited in November 2010, as well as Chairman and CEO of UBS Group Europe, Middle East and Africa (EMEA) on

an interim basis. Mr. Cryan took on these responsibilities in addition to his existing role as Group CFO.

On 22 October 2010, the BoD appointed Philip Lofts as CEO, UBS Group Americas, and Maureen Miskovic as Group CRO and GEB member. Robert Wolf asked to step down from the GEB at the end of 2010, but will remain in his role as Chairman of UBS Group Americas and President of the Investment Bank. He will focus full-time on client relationships and business transactions in the Americas. All three changes were effective as of 1 January 2011.
John Cryan will step down from his Group CFO position and from the GEB on 1 June 2011. On 3 December 2010, the BoD appointed Sergio Ermotti as Chairman and CEO of UBS Group EMEA and GEB member as of 1 April 2011, and Tom Naratil as Group CFO and GEB member as of 1 June 2011.
The following biographies provide information on the GEB members on 31 December 2010.

Oswald J. Grübel German, born 23 November 1943 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CEO Year of initial appointment: 2009
Professional history and education
 Oswald J. Grübel was named Group Chief Executive Officer (Group CEO) and a member of the Group Executive Board (GEB) in February 2009. Before joining UBS, he was the CEO of Credit Suisse Group and Credit Suisse and stepped down from this role in May 2007. From 2002 to 2004, he was CEO of Credit Suisse Financial Services, and co-CEO of Credit Suisse Group from 2003 until 2004. Mr. Grübel was a member of the Group Executive Board of Credit Suisse from 1997 to 2001, and again from 2002 to 2007. From 1991 until 1997, he was a member of the Group Executive Board of Credit Suisse and was responsible for equities, fixed income, global foreign exchange, money markets and asset /liability management in Zurich. Before that he was a member of the Financière Credit Suisse First Boston Group Executive Board in Zug. In 1970, Mr. Grübel joined White Weld Securities and became its CEO in 1975. From 1961 to 1970, he worked for Deutsche Bank where he completed his training as a banker.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Grübel is a board member of the Swiss-American Chamber of Commerce, the Institute of International Finance and the Financial Services Forum. He is member of the International Monetary Conference.

John Cryan
 British, born 16 December 1960
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Group CFO
CEO UBS AG London Branch and UBS Limited
Chairman and CEO UBS Group Europe Middle East
and Africa (EMEA) ad interim

Year of initial appointment: 2008
Professional history and education
 John Cryan was appointed CEO of UBS AG London Branch and UBS Limited in November 2010 as well as Chairman and CEO of UBS Group Europe, Middle East and Africa (EMEA) on an interim basis. Mr. Cryan took on these responsibilities in addition to his existing role as Group Chief Financial Officer (Group CFO). He was appointed Group CFO and became a GEB member in September 2008. In 2002, he became the European Head of the Financial Institutions Group of the Investment Bank and three years later he was made its Global Head. A former employee of Arthur Andersen LLP, Mr. Cryan joined S.G. Warburg & Co. in London in 1987. Since 1992, he has specialized in providing strategic and financial advice to a wide range of companies in the financial services sector globally. Mr. Cryan graduated in 1981 with an MA with honors from the University of Cambridge.

Corporate governance and compensation
Corporate governance

Markus U. Diethelm Swiss, born 22 October 1957 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group General Counsel Year of initial appointment: 2008
Professional history and education
 Markus U. Diethelm was appointed Group General Counsel of UBS and a GEB member in September 2008. From 1998 until 2008, he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to that, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 until 1992, he practiced at Shearman & Sterling law firm in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. He is a qualified attorney-at-law admitted to the Zurich and New York State Bar Associations.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Diethelm is the Chairman of the Swiss-American Chamber of Commerce’s Legal Committee and member of the Swiss Advisory Council of the American Swiss Foundation.

John A. Fraser
 Australian and British, born 8 August 1951
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Chairman and CEO Global Asset Management
Chairman UBS Saudi Arabia

Year of initial appointment: 2002
Professional history and education
 John A. Fraser was appointed Chairman and CEO of the Global Asset Management business division in December 2001, and became a GEB member in July 2002. Since 2008, he has been the Chairman of UBS Saudi Arabia. Before 2001, he was President and Chief Operating Officer (COO) of UBS Asset Management and Head of Asia Pacific (APAC). From 1994 to 1998, he was the Executive Chairman and CEO of the Australia funds management business. Before joining UBS, Mr. Fraser spent over 20 years in various positions at the Australian Treasury, including two international postings in Washington D.C., first, at the International Monetary Fund and second, as Economic Minister at the Australian Embassy. He was the Deputy Secretary (Economic) of the Australian Treasury from 1990 to 1993. Mr. Fraser graduated from Monash University, Melbourne, in 1972, and holds a first-class honors degree in economics.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Fraser is a member of the President’s Advisory Council of the European Fund and Asset Management Association, a member of the Board of Governors of the Marymount International School at Kingston-upon-Thames in the UK and Chairman of the Victorian Funds Management Corporation, Melbourne.

Lukas Gähwiler Swiss, born 4 May 1965 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank Year of initial appointment: 2010
Professional history and education
 Lukas Gähwiler became a GEB member in April 2010, and was appointed CEO of UBS Switzerland and co-CEO of Wealth Management & Swiss Bank. In his role as CEO of UBS Switzerland he is responsible for all businesses including retail and wealth management, corporate and institutional banking, investment banking and asset management in UBS’s home market. Before joining UBS, he held the position of Chief Credit Officer with Credit Suisse since 2003, and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed Chief of Staff to the CEO of the Credit Suisse Private and Corporate Business Unit. Previously, he held various front-office positions in Switzerland and North America. Mr. Gähwiler earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen. He completed an MBA program in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Gähwiler is a member of the boards of the Zurich Chamber of Commerce and the Opernhaus AG as well as Vice Chairman of the Swiss Finance Institute.

Corporate governance and compensation

Carsten Kengeter German, born 31 March 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Chairman and CEO Investment Bank Year of initial appointment: 2009
Professional history and education
 Carsten Kengeter was appointed Chairman and CEO of the Investment Bank in November 2010, after having been appointed its co-CEO in April 2009, when he became a GEB member. He joined UBS in December 2008, and served as the joint Global Head of Fixed Income, Currencies & Commodities (FICC) of the Investment Bank until January 2010. He has been on the Governing Board of UBS Limited since March 2009. Mr. Kengeter worked for Goldman Sachs as the co-Head of Asia (ex-Japan) Securities division in Hong Kong since 2006. In 2003, he co-headed the European FICC and Structured Equities Distribution in London, and in 2002, he became partner and Head of the FICC German Region in Frankfurt. In 2000, he was made Head of the European and Asian Collateralized Debt Obligation business in London, and before that he was in derivatives marketing in Frankfurt. From 1992 to 1997, Mr. Kengeter worked for Barclays de Zoete Wedd, and was responsible for setting up the credit derivatives trading desk. He graduated as Diplom-Betriebswirt from Fachhochschule Reutlingen, holds a bachelor’s in business administration from Middlesex University and a finance and accounting MSc from the London School of Economics.

Ulrich Körner German and Swiss, born 25 October 1962 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Group Chief Operating Officer and CEO Corporate Center Year of initial appointment: 2009
Professional history and education
 Ulrich Körner was appointed Group Chief Operating Officer (Group COO) and CEO Corporate Center, and was made a GEB member in April 2009. Mr. Körner was previously with Credit Suisse from 1998, and served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions including CFO and COO. From 2006 to 2008 and before joining UBS, he was responsible for the entire Swiss client business as CEO of the Switzerland region. Mr. Körner received a PhD from the University of St. Gallen in business administration, and served several years as an auditor for Price Waterhouse and as a management consultant for McKinsey & Company.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Körner is Vice Chairman of the Committee of the Governing Board of the Swiss Bankers Association, Chairman of the Widder Hotel, Zurich, and Vice President of the board of Lyceum Alpinum Zuoz. He is Deputy Chairman of the Supervisory Board of UBS Deutschland AG, member of the Foundation Board of the UBS Pension Fund, member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce and member of the advisory board of the Department of Banking and Finance at the University of Zurich.

Philip Lofts
British, born 9 April 1962
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS
 Group CRO until 31 December 2010
CEO UBS Group Americas as of 1 January 2011

Year of initial appointment: 2008
Professional history and education
 Philip J. Lofts was appointed CEO of UBS Group Americas in January 2011. He became a GEB member in November 2008. From 2008 until 2010, he was Group Chief Risk Officer (Group CRO). He has been with UBS for over 20 years. In 2008, he became the Group Risk COO after having previously been the Group Chief Credit Officer for three years. Before this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, APAC and the US. He successfully completed his A-levels at Cranbrook School. From 1981 to 1984, he was a trainee at Charterhouse Japhet plc, a merchant bank acquired by the Royal Bank of Scotland in 1985.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Lofts is a board member of the University of Connecticut Foundation.

Corporate governance and compensation
Corporate governance

Robert J. McCann American (US) and Irish, born 15 March 1958 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO Wealth Management Americas Year of initial appointment: 2009
Professional history and education
 Robert J. McCann was appointed CEO of Wealth Management Americas and became a GEB member in October 2009. Before joining UBS, he worked for Merrill Lynch & Co. as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He started his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 1998 to 2000, he was the Global Head of Global Institutional Debt and Equity Sales. In 2000, he became the COO of Global Markets and Investment Banking, and from 2001 to 2003, he was the Head of Global Securities Research and Economics. Mr. McCann graduated with a bachelor’s in economics from Bethany College, West Virginia. He holds an MBA from Texas Christian University.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. McCann is a board member of the American Ireland Fund, and is Vice Chairman of the Bethany College Board of Trustees. He is a member of the No Greater Sacrifice Advisory Board, Washington D.C.

Alexander Wilmot-Sitwell British, born 16 March 1961 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Co-Chairman and co-CEO UBS Group APAC Year of initial appointment: 2008
Professional history and education
 Alexander Wilmot-Sitwell was appointed co-Chairman and co-CEO of UBS Group APAC in November 2010. He became a GEB member in February 2008. From 2009 to 2010, he served as co-CEO of the Investment Bank, and from 2005 to 2009 as the joint Global Head of Investment Banking. From 2008 to 2010, he was Chairman and CEO of UBS Group EMEA. He joined the firm in 1996 as the Head of Corporate Finance in South Africa and moved to London in 1998 as Head of UK Investment Banking. Mr. Wilmot-Sitwell previously worked for Warburg Dillon Read and served as the Head of Corporate Finance at SBC Warburg in South Africa. Mr. Wilmot-Sitwell graduated from Bristol University with a degree in modern history.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Wilmot-Sitwell is Vice President of the Save the Children Fund, London.

Robert Wolf
American (US), born 8 March 1962
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS
 Chairman and CEO UBS Group Americas,
CEO until 31 December 2010
President Investment Bank

Year of initial appointment: 2008
Professional history and education
 Robert Wolf was appointed President of the Investment Bank in 2007. He was Chairman and CEO of UBS Group Americas and was a GEB member from March 2008 until the end of 2010. Since January 2011 he has been the Chairman of UBS Group Americas. He was COO of the Investment Bank from 2004 to 2008. Prior to that, Mr. Wolf served as the Global Head of Fixed Income from 2002 to 2004, and previously as Global Head of Credit Trading, Research and Distribution. He joined Union Bank of Switzerland (UBS) in 1994, after spending approximately 10 years at Salomon Brothers in fixed income. In 1984, Mr. Wolf graduated from the Wharton School of the University of Pennsylvania with a degree in economics.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Wolf is a member of President Obama’s Economic Recovery Advisory Board. He is a member of the Undergraduate Executive Board of the Wharton School, the University of Pennsylvania Athletics Board of Overseers, and the Financial Services Round Table. Mr. Wolf is also a member of the Council on Foreign Relations and the Committee Encouraging Corporate Philanthropy. He is on the board and in the Leadership Council of the Multiple Myeloma Research Foundation. He serves on the board of the Children’s Aid Society, New York, the Partnership New York City, and the Robert F. Kennedy Center for Justice & Human Rights Leadership Council.

Corporate governance and compensation

Chi-Won Yoon Korean, born 2 June 1959 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Co-Chairman and co-CEO UBS Group APAC Year of initial appointment: 2009
Professional history and education
 Chi-Won Yoon is co-Chairman and co-CEO of UBS Group APAC. From June 2009 to November 2010, he served as sole Chairman and CEO of UBS AG, APAC and is a GEB member since June 2009. Prior to his current role, Mr. Yoon served as Head of UBS’s securities business in APAC: Asia Equities which he oversaw since 2004, and APAC FICC which he was brought in to lead in 2009. In 1997, when he first joined the firm, he served as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working first at Merrill Lynch in New York and then at Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, Mr. Yoon worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from the Massachusetts Institute of Technology (MIT), and in 1986, a master’s degree in management from MIT’s Sloan School of Management.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Yoon is on the Asian Executive Board of MIT’s Sloan School of Management.

Jürg Zeltner Swiss, born 4 May 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank Year of initial appointment: 2009
Professional history and education
 Jürg Zeltner was appointed CEO UBS Wealth Management and co-CEO of Wealth Management & Swiss Bank, and became a GEB member in February 2009. In November 2007, he was appointed Head of Wealth Management North, East & Central Europe. From 2005 to 2007, he was CEO of UBS Deutschland, Frankfurt, and prior to that, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998, Mr. Zeltner was with SBC in various roles within the Private and Corporate Client division in Berne, New York and Zurich. He graduated from the School of Economics and Business Administration in Berne, and completed the Advanced Management Program at Harvard Business School.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Zeltner is a board member of the German-Swiss Chamber of Commerce and the UBS Optimus Foundation.

Responsibilities, authorities and organizational principles of the Group Executive Board

Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its business. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies. The GEB constitutes itself as the risk council of the Group. In this function, the GEB has overall responsibility for establishing and supervising the implementation of risk management and control principles, for approving the core risk policies as proposed by the Group CRO, the Group CFO and the Group GC, as well as for controlling the risk profile of the Group as a whole as determined by the BoD and the RC. In 2010, the GEB held in total 20 meetings.

è	Refer to the Organization Regulations, which are available at www.ubs.com/governance, for more information on the authorities of the GEB

Responsibilities and authorities of the Group Asset and Liability Management Committee

The Group ALCO, established by the GEB in 2009, is responsible for setting strategies to maximize the financial performance of the Group, and is subject to the guidelines, constraints and risk tolerances set by the BoD. The Group ALCO is also responsible for managing the balance sheet of the business divisions through allocation and monitoring of limits as well as managing liquidity, funding and capital; and promoting a one-firm financial management culture. The Organization Regulations additionally specify which powers of the GEB are delegated to the Group ALCO. In 2010, the Group ALCO held 10 meetings.

Management contracts

We have not entered into management contracts with any third parties.

Corporate governance and compensation
Corporate governance

Change of control and defense measures

We refrain from restrictions that would hinder developments initiated in, or supported by, the financial markets. We also do not have any specific defenses in place to prevent hostile takeovers.

Duty to make an offer

An investor who acquires more than 33 1/3% of all voting rights (directly, indirectly or in concert with third parties), whether they are exercisable or not, is required to submit a takeover offer for all shares outstanding, according to Swiss stock exchange law. We have not elected to change or opt out of this rule.

Clauses on change of control

Neither the service agreement with the Chairman of the BoD, nor the employment contracts with the GEB members, contain change of control clauses.

All employment agreements with GEB members contain a notice period of six months, except for one which contains a 12-month notice period. During the notice period, GEB members are entitled to their salary and continuation of existing employment benefits.

In case of a change of control, the HRCC may, however, accelerate the vesting of restricted shares and amend the vesting date or lapse date of options for all employees.
According to the agreement we have entered into with the SNB, in connection with the transfer of certain illiquid and other positions to a fund owned and controlled by the SNB, in the event of a change in control of UBS, the SNB has the right, but not the obligation, to require that we purchase the loan the SNB provided to the fund at its outstanding principal amount plus accrued interest, and that we purchase the fund’s equity at 50% of its value at the time.

Corporate governance and compensation

Auditors

Audit is an integral part of corporate governance. While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit. The AC, and ultimately the BoD, supervises the effectiveness of audit work.

External, independent auditors

At the 2010 AGM, Ernst & Young were re-elected as principal auditors for the Group for a further one-year term of office. Ernst & Young assume virtually all auditing functions according to laws, regulatory requests and the Articles of Association. The Ernst & Young lead partner in charge of the UBS audit has been Jonathan Bourne since 2010 and his incumbency is limited to five years. Andreas Blumer has acted as the global engagement partner since 2004. He will be replaced in 2011 by Andreas Loetscher due to a seven-year rotation requirement. Ernst & Young will be proposed for reelection at the AGM in 2011.

At the 2009 AGM, BDO AG was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions independently from the principal auditors in connection with capital increases.

Fees paid to external independent auditors

The fees (including expenses) paid to our principal auditors Ernst & Young, are set forth in the table below. In addition, Ernst & Young received CHF 33,206,000 in 2010 (CHF 37,030,000 in 2009) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

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
“Other” services are approved on an exceptional basis only. They mainly comprise on-call advisory services; in addition, 2010 included non-recurring expenses.

Pre-approval procedures and policies

To ensure Ernst & Young’s independence, all services provided by them have to be pre-approved by the AC. A pre-approval may be granted either for a specific mandate, or in the form of a bucket pre-approval authorizing a limited and well-defined type and amount of services.

Fees paid to external auditors

UBS paid the following fees (including expenses) to its external auditors Ernst & Young Ltd.:

	For the year ended
in CHF thousand	31.12.10	31.12.09

Audit

Global audit fees	46,939	45,276

Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	11,604	8,856

Total audit	58,543	54,132

Non-audit

Audit-related fees	7,225	7,405

of which assurance and attest services	3,073	3,142

of which control and performance reports	4,058	4,023

of which advisory on accounting standards, transaction consulting including due diligence, other	94	240

Tax advisory	521	509

Other	1,152	279

Total non-audit	8,898	8,193

Corporate governance and compensation
Corporate governance

The AC has delegated pre-approval authority to its Chairperson; hence the Group CFO submits all proposals for services by Ernst & Young to the Chairperson of the AC for approval, unless there is a bucket pre-approval in place. At each quarterly meeting, the AC is informed of the approvals granted by its Chairperson and of services authorized under bucket pre-approvals.

Group Internal Audit

Group Internal Audit, with 313 personnel worldwide on 31 December 2010, performs the internal auditing function for the entire Group. Group Internal Audit supports the BoD and its Committees in discharging their governance responsibilities by independently assessing the effectiveness of our system of internal controls and our compliance with statutory, legal and regulatory requirements. All reports with key issues are provided to the

Group CEO, the GEB members responsible for the business divisions and other responsible management. In addition, the Chairman of the BoD, the RC and the AC are regularly informed about important issues. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head of Group Internal Audit, James P. Oates, reports directly to the Chairman of the BoD and to the RC. Group Internal Audit has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data needed to fulfill its auditing duties. The RC may order special audits to be conducted. BoD members, BoD Committees or the Group CEO may submit requests for such audits to the RC.
Coordination and close cooperation with the external auditors enhance the efficiency of Group Internal Audit’s work.

Corporate governance and compensation

Information policy

We provide regular information to our shareholders and to the financial community.

Financial results will be published as follows

First quarter 2011	26 April 2011

Second quarter 2011	26 July 2011

Third quarter 2011	25 October 2011

The Annual General Meeting of shareholders will take place as follows

2011	28 April 2011

2012	3 May 2012

We meet with institutional investors worldwide throughout the year, and regularly hold results presentations, special investor seminars, road shows, and individual and group meetings. Where possible, meetings involve senior management as well as members of the investor relations team. We make use of diverse technologies such as webcasting, audio links and cross-location video-conferencing to widen our audience and maintain contact with shareholders around the world.

Once a year, unless they explicitly choose not to, registered shareholders receive a summary of our annual report in the form of a review booklet. It provides an overview of the firm, our strategy as well as our activities during the year and some key financial information. Each quarter, shareholders are mailed a brief update on our quarterly financial performance. Shareholders can also request our complete financial reports, produced on a quarterly and annual basis, free of charge.
To ensure fair access to and dissemination of our financial information, we make our publications available to all shareholders at the same time.
è	Refer to www.ubs.com/investors for a complete set of published reporting documents, the corporate calendar, access to webcasts and a selection of senior management industry conference presentations

è	Refer to www.ubs.com/investors for future financial report publication dates

Financial disclosure principles

Based on discussions with analysts and investors, we believe that the market rewards companies that provide clear, consistent and informative disclosure about their business. Therefore, we aim to communicate our strategy and results in a manner that allows shareholders and investors to gain an understanding of how our company works, what our growth prospects are and what risks our strategy and results might entail. Feedback from analysts and investors is continually assessed and, where we consider appropriate, reflected in our quarterly and annual reports. To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:
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

US regulatory disclosure requirements

As a “foreign private issuer”, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (SEC) under the US federal securities laws. We file an annual report on Form 20-F, and submit our quarterly financial reports and other material information, including materials sent to shareholders in connection with AGMs and EGMs, under cover of Form 6-K to the SEC. These reports are all available at www.ubs.com/investors and also on the SEC’s website at www.sec.gov.

Corporate governance and compensation
Corporate governance

An evaluation was carried out under the supervision of management including the Group CEO and Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the Group CEO and Group CFO concluded that our disclosure controls and procedures were effective as of 31 December 2010. No significant changes have been made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting. The financial statements of this report contain management’s assessment of the effectiveness of internal control over financial reporting, as of 31 December 2010. The external auditors’ report on this assessment is also included in this report.

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
Switzerland implemented the internationally agreed capital adequacy rules of the Basel Capital Accord (Basel II) by means of the Capital Adequacy Ordinance of 29 September 2006, and subsequent FINMA circulars. Switzerland imposes a more differentiated and tighter regime than the internationally agreed rules, including more stringent risk weights. The revised decree on capital requirements issued at the end of 2008 increased the risk-based buffer and complemented it with a leverage ratio requirement, i.e. a minimum ratio of capital and balance sheet assets. On 1 January 2010, the FINMA Circular 2010/1 entered into force. In drawing up the FINMA Circular 2010/1, FINMA took into account the results of the consultation process and international developments, in particular the latest standards issued by the Financial Stability Board. In the course of 2010, the Swiss Federal Council and FINMA incorporated the Basel II enhancements issued by the Basel Committee on Banking Supervision on 13 July 2009 in the Capital Adequacy Ordinance and related circulars. The enhancements strengthen the Basel II rules governing trading book capital, and enhance the three pillars of the Basel II framework. The revised Capital Adequacy Ordinance, together with the FINMA circulars, entered into force on 1 January 2011.
è	Refer to the “Capital management” section of this report for more details about capital requirements, and to the “Regulatory developments” section of this report for more information on Basel III
The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector lays down a common stan-
dard for due diligence obligations for the whole financial sector, which must be met to prevent money laundering.
In our capacity as a securities broker, we are governed by the Swiss Stock Exchange Act. FINMA is the competent supervisory authority.

Regulation by the Swiss Financial Market Supervisory Authority

FINMA is strongly involved in the shaping of the legislative framework for banks, especially through the following mechanisms:
–	FINMA has substantial influence on the drafting of Swiss federal acts and ordinances from the Federal Council or the parliament.
–	On a more technical level, FINMA is empowered to issue its own ordinances and circulars.
è	Refer to the “Regulatory developments” section of this report for more information on the legislative framework

Self-regulation by the SIX and the Swiss Bankers Association

Certain aspects of securities brokering, such as the organization of trading, are subject to self-regulation through the SIX, under the overall supervision of FINMA. Furthermore, we are also an issuer of listed shares subject to self-regulation by the SIX.
FINMA also officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers Association), making them an integral part of banking regulation.

Two-tier system of supervision and direct supervision of UBS

Generally, supervision in Switzerland is based on a division of tasks between FINMA and a number of authorized audit firms. Under this two-tier supervisory system, FINMA has the responsibility for overall supervision and enforcement measures while the authorized audit firms carry out official duties on behalf of FINMA. The responsibility of external auditors encompasses the audit of financial statements, the reviewing of banks’ compliance with all prudential requirements and on-site audits.
Because of its importance to the Swiss financial system, UBS is directly supervised by dedicated teams at FINMA. The regime of direct supervision is regulated by the FINMA Circular 08/9 on the Supervision of Large Banking Groups. Supervisory tools include schedules of meetings with management and information exchange encompassing all control and business areas, independent assessments through review activities, and a regular exchange of views with internal audit functions, external auditors and important host supervisors.
We are directly supervised by the FINMA team “Supervision of UBS”, which is supported by teams specifically monitoring investment banking activities, risk management, and solvency and capital aspects.

Corporate governance and compensation
Corporate governance

Disclosures to the Swiss National Bank

While Switzerland’s banks are primarily supervised by FINMA, compliance with liquidity rules is also monitored by the SNB. A substantially revised liquidity regime for the Large Banking Groups entered into force on 30 June 2010. Furthermore, FINMA is entitled to share information with the SNB to enable the SNB to fulfill its obligations, namely with respect to financial stability. The SNB also takes a direct interest in the stress testing practice of UBS.
è	Refer to the “Liquidity and funding management” section of this report for more information on liquidity requirements

Regulation and supervision in the US

Banking regulation

Our operations in the US are subject to a variety of regulatory regimes. We maintain branches in several states including Connecticut, Illinois and New York. These branches are licensed either by the Office of the Comptroller of the Currency or the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US branches. Only the deposits of our subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.
The licensing authority of each US branch of UBS AG has the authority, in certain circumstances, to take possession of the business and property of UBS located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as we maintain one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS under generally similar circumstances, as well as in the event that a judgment against a federally licensed branch remains unsatisfied, and this federal power may pre-empt the state insolvency regimes that would otherwise be applicable to our state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS, pursuant to federal law in the event of a UBS insolvency, all US assets of UBS would generally be applied first to satisfy creditors of these US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
In addition to the direct regulation of our US banking offices, because we operate US branches, we are subject to oversight regulation by the Board of Governors of the Federal Reserve System under various laws (including the International Banking Act of 1978 and the Bank Holding Company Act of 1956). On 10 April 2000, UBS was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) UBS, our US subsidiary federally chartered trust company and our US subsidiary bank located in Utah are required to meet certain capital ratios, (ii) our US branches, our US subsidiary federally chartered trust company, and our US subsidiary bank located in Utah are required to meet certain examination ratings, and (iii) our subsidiary bank in Utah is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1997.
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
A notable recent regulatory initiative is the Dodd-Frank Wall Street Reform and Consumer Protection Act, which impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant financial institutions, OTC derivatives, the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The details of these regulations and their impact on UBS’s operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011.

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
These entities are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (FINRA). Each such entity also is regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member, depending on the specific nature of the respective broker-dealer’s business. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of in-

Corporate governance and compensation

vestor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.
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
Many of the provisions of the Dodd-Frank Act discussed above will affect the operation of these non-banking entities, as well as UBS’s US banking operations. Again, the impact of this statute on UBS’s operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011.

Regulation and supervision in the UK

Our operations in the UK are regulated by the FSA, which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses.

The FSA has established a risk-based approach to supervision and has a wide variety of supervisory tools available to it, includ-
ing regular risk assessments, on-site inspections (which may relate to an industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons (who may be the firm’s auditors, IT specialists, lawyers or other consultants as appropriate). The FSA also has an extremely wide set of sanctions which it may impose under the Financial Services and Markets Act 2000, broadly similar to those available to US regulators.
Some of our subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which we are a member. We are also subject to the requirements of the UK Panel on Takeovers and Mergers, where relevant.
Financial services regulation in the UK is conducted in accordance with European Union directives which require, among other things, compliance with certain capital adequacy standards, client protection requirements and conduct of business rules (such as the Markets in Financial Instruments Directive). These directives apply throughout the European Union and are reflected in the regulatory regimes of the various member states. The standards, rules and requirements established under these directives are broadly comparable in scope and purpose to the regulatory capital and client protection requirements imposed under applicable US law.
The UK government has committed to changing the current regulatory structures, including splitting responsibility for prudential regulation and conduct of business regulation and the replacement of the FSA with new regulatory bodies reporting to the Bank of England. Her Majesty’s Treasury has published a Consultation Paper and draft legislation is expected in early 2011.

Corporate governance and compensation
Corporate governance

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

All current external members have been confirmed by the BoD as having no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Currently all BoD members are external, with the exception of the Chairman. Each of the external members has also met all the BoD and NYSE requirements with respect to independence.
The NYSE has more stringent independence requirements for members of audit committees. All four members of our AC are external BoD members who, in addition to satisfying the above criteria, do not receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors; do not hold, directly or indirectly, UBS shares in excess of 5% of the outstanding capital; and (except as noted below) do not serve on the audit committees of more than two other public companies. These members are Michel Demaré, Rainer-Marc Frey, Ann F. Godbehere and William G. Parrett. The NYSE guidelines allow for an exemption for AC members to sit on more than three audit committees of public companies, provided that all BoD members determine that the candidate has the time and the availability to fulfill his or her obligations. Considering the credentials of William G. Parrett, and the fact that he has retired from his executive functions, the BoD has granted this exemption in his case.

Board of Directors and its Committees

We operate under a strict dual board structure mandated by Swiss banking law. No GEB member may also be a BoD member and vice versa. This structure ensures the institutional independence of the entire BoD from the day-to-day management.
UBS has established Committees for the following BoD mandates: audit; human resources and compensation; governance and nominating; risk and corporate responsibility.
è	Refer to the “Board of Directors” section of this report for further information on these Committees including their mandates, responsibilities and authorities, as well as their activities during 2010
In addition, the BoD appoints a Vice Chairman and an SID. Both the Vice Chairman and the SID must be independent. Michel Demaré is the Vice Chairman and David Sidwell is the SID. Both assumed their role in April 2010. More details about the responsibilities and authorities of the Vice Chairman and the SID can be found in the Organization Regulations, which are published at www.ubs.com/governance.
The BoD has adopted Organization Regulations that constitute our corporate governance guidelines, which include all matters required by the NYSE rules. The BoD has also adopted the UBS Code of Business Conduct and Ethics (the Code). Both the Organization Regulations and the Code are available on our website at www.ubs.com/governance. In addition, the AC has established rules for the handling of complaints related to accounting and auditing matters, the internal policies on “Whistleblowing Protection for Employees” and “Compliance with Attorney Standards of Professional Conduct”.

Differences from corporate governance standards relevant to US-listed companies

According to the NYSE listing standards on corporate governance, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those to be followed by domestic companies.

Responsibility of the Audit Committee for appointment, compensation, retention and oversight of the independent auditors

The AC has been assigned all the abovementioned responsibilities, except for appointment of the independent auditors, which are elected by the shareholders as per Swiss company law. The AC assesses the performance and qualification of the external audi-

Corporate governance and compensation

tors and submits its proposal for appointment, re-appointment or removal to the full BoD, which brings its proposal to the shareholders for vote at the AGM.

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

Assistance by the Risk Committee of the internal audit function

Both the Chairman and the RC have the responsibility for and authority to supervise the internal audit function.

Responsibility of the Human Resources and Compensation Committee for oversight of management and evaluation by the Board of Directors

Performance evaluations of our senior management, comprising the Group CEO and the GEB members, are completed by the Chairman and the HRCC and reported to the full BoD. All BoD Committees perform a self-assessment of their activities and report back to the full BoD. The BoD has direct responsibility and authority to evaluate its own performance, without preparation by a BoD Committee.

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

  Advisory vote
Corporate governance and compensation
Compensation

Compensation

Our foremost priority is to encourage and reward behavior that contributes to sustainable profitability and therefore the long-term success of our firm. In order to align employee incentives with the interests of our shareholders, we pay a significant part of our employees’ variable compensation in the form of deferred awards, mostly in UBS shares, which are subject to strict forfeiture rules.

Letter from the Human Resources and Compensation Committee of the Board of Directors

Dear shareholders,

In recent years, UBS has fundamentally reshaped its approach to compensation. Our priority remains to attract and retain talented professionals to enable us to further develop our business. At the same time, it is critical to encourage and reward behavior that contributes to sustainable profits. This is a fundamental prerequisite for the long-term success of our firm, which is in the best interests of our shareholders and other stakeholders.

During 2010, in collaboration with our regulators, we introduced measures to meet our main compensation objectives of better integrating risk within the compensation process and further aligning financial incentives with the long-term profitability of the firm. These measures include identifying our key risk-takers and controllers, individuals in our organization, who by the nature of their role, can materially commit or control the firm’s resources, and/or exert influence over the firm’s risk profile, and adopting appropriate measures regarding their compensation. We also made refinements to deferred compensation for certain other categories of employees.

Furthermore, in response to your concerns last year, we not only made a number of adjustments to our compensation model, outlined in detail below, but also worked to improve the related disclosure. This year’s report provides greater transparency, especially with regard to our compensation structure and plans.

Focus on long-term profitability

To align employee incentives with the long-term profitability of the firm, we pay a significant part of compensation in the form of deferred equity that can be forfeited or reduced if employees violate internal and external regulations or guidelines or behave in a way that causes financial and reputational harm. This is a central pillar of our compensation system.

For 2010, we raised the proportion of a Group Executive Board (GEB) member’s bonus paid in deferred equity from 50% to 60%, while at the same time reducing the portion of cash paid out immediately to a GEB member from 30% to 24%. As a result, at least 76% of a GEB member’s bonus, including part of the cash bonus, is deferred and at risk of forfeiture for up to five years. Apart from GEB members, approximately 8,000 employees across all of UBS’s business divisions receive bonuses in the form of deferred equity under the Equity Ownership Plan (EOP). Under this plan, 60% of their bonus is deferred as UBS shares over three years.

For 2010, the vesting of EOP awards for very senior and high-earning employees was made dependent on the profitability of the employee’s business division over the vesting period, or, in the case of Corporate Center employees, on the profitability of the UBS Group (Group) as a whole. We also introduced cash deferrals (for periods of up to three years) for Investment Bank employees whose total compensation exceeds CHF 1 million. Furthermore, we have reduced the use of leverage in our compensation plans.

Addressing risk in compensation decisions

While acknowledging that risk is a necessary and inherent part of our business, we are committed to ensuring that inappropriate risk-taking is not rewarded. The risks we take, along with those that emerge during the course of business, must be promptly recognized, measured, and effectively managed. Risk is a crucial consideration at every stage in the compensation process. Risk awareness, assessment and management are an important basis both for determining the overall bonus pool and for allocating individual bonuses. To fully consider all risk-related issues with regard to compensation, the Human Resources and Compensation Committee (HRCC) has

Corporate governance and compensation

held two joint meetings over the last year with the Board of Directors’ (BoD) Risk Committee.

In a significant step toward strengthening our risk culture, and in line with regulatory guidance, we adopted stringent measures with regard to the performance assessment and compensation for risk-takers and controllers. Risk-takers are subject to an additional performance evaluation by the control functions, 60% of their bonus is deferred over three years and the vesting of their equity awards is subject to financial performance conditions.

Striking the right balance

In making UBS’s compensation decisions for 2010, the BoD and the GEB have carefully balanced all the relevant factors such as our improved business performance, industry compensation trends and regulatory requirements. From a shareholder’s perspective, it is essential to weigh the short-term potential for raising profitability against the long-term requirement to retain and attract key staff. Although our financial performance in 2010 was markedly better than in 2009, with an increase in profitability of CHF 10 billion, given the considerations outlined above, the bonus pool for 2010 was set at CHF 4,245 million, 11% lower than it was last year.

While we believe that our current compensation system strikes the balance we seek, and are confident that the approach we have established is the right one, going forward we will continue adapting it to meet our requirements and those of our stakeholders, including ensuring that it complies with all applicable rules and regulations. By maintaining a focus on risk management throughout our business and encouraging sustainable business conduct, we are convinced that we are well-placed to execute our business strategy and achieve our goals.

Helmut Panke
Ad-interim Chairman of the Human
Resources and Compensation Committee
of the Board of Directors

  Advisory vote
Corporate governance and compensation
Compensation

Compensation governance

Our compensation governance principles include appropriate checks and balances and are designed to support long-term value creation. They have great strategic importance in shaping the direction and success of the firm, supporting its ability to attract and retain the best talent.

UBS’s corporate governance model complies with the applicable laws, rules and regulations, including the FINMA Circular 2010 / 1 that sets minimum standards for the design, implementation and disclosure of remuneration schemes at financial firms.
The BoD has the ultimate responsibility for approving the compensation strategy proposed by the HRCC, including compensation for GEB members. The HRCC is a separate BoD committee that determines the appropriate level of resources for compensation matters.

Human Resources and Compensation Committee

The HRCC is composed of four independent BoD members. On 31 December 2010, the members were Sally Bott, who chaired the committee, Bruno Gehrig, Wolfgang Mayrhuber and Helmut Panke. The committee held 10 meetings in 2010. Upon Sally Bott’s resignation from the BoD, effective 11 February 2011, Helmut Panke was appointed ad-interim Chairperson of the HRCC.

During the year, the HRCC received independent external advice from Hostettler, Kramarsch & Partner AG. Furthermore, market data was considered from Towers Watson and, in relation to the Performance Equity Plan, from PricewaterhouseCoopers.

Responsibilities and authorities of the HRCC

The HRCC reviews the Total Reward Principles annually and submits any amendments to the BoD for final approval. In addition, the HRCC:
–	reviews and approves the design of the total compensation framework, including compensation strategy, programs and plans on behalf of the BoD;
–	reviews variable compensation funding throughout the year on behalf of the BoD and proposes the final bonus pool to the BoD for approval; and
–	together with the Group CEO, proposes base salaries and annual bonuses for GEB members to the BoD, which approves the total compensation of the GEB.

Compensation authorities

The BoD has the ultimate responsibility for approving the compensation strategy proposed by the HRCC, a separate committee that determines the appropriate level of resources for compensation matters.
1 Additional performance condition applies.

Corporate governance and compensation

The responsibilities and authorities for compensation-related decisions, illustrated in the table, are set out in “Annex B – Responsibilities and authorities,” and “Annex C – Charter of the Committees of the Board of Directors of UBS AG” of the Organization Regulations of UBS AG (Organizational Regulations).

Inclusion of the Risk Committee

Compensation plans can have considerable influence in ensuring prudent and controlled risk-taking at financial institutions. In recognition of this fact, a key principle in the FINMA Circular 2010 / 1 is that a firm’s risk control functions and experts must be involved in designing and implementing compensation plans.

In line with this principle, the RC assumes an essential role in supporting the BoD to ensure that compensation plans are aligned with UBS’s business strategy, and that policies are designed to enhance risk awareness. The RC supervises and sets appropriate risk management and control principles, including those relating to credit, market, country and operational risk; treasury and capital management; and balance sheet management. In doing so, it also examines the possibility of reputational risk.
The RC held two meetings with the HRCC in 2010. Helmut Panke also sits on the RC, thereby providing a valuable risk perspective in considering compensation-related issues.
Further changes to the Organizational Regulations have been approved regarding the RC mandate. This will expand the committee’s involvement with compensation issues to include receiving briefings from management regarding how risk has been factored into the compensation process and reviewing whether the risk-related aspects of the compensation process have been adhered to.

Decision-making process for Group Executive Board member compensation

One of the HRCC’s main responsibilities is to make recommendations for the actual amount of variable cash and equity compensation awarded to each GEB member for the 2010 performance year. These recommendations are submitted to the BoD for approval. This process relies on a detailed and balanced review, not only of the performance of the Group, but of the relevant business division and the impact of specific individuals. It considers Group and divisional performance information, including risk- adjusted profitability and other financial and non-financial factors such as leadership effectiveness, strategy execution and reputational impact. It also takes into account performance information from the businesses, initial compensation recommendations from the Group CEO, employment contract terms, and relevant laws and regulations, together with relevant market data, such as that relating to industry compensation trends.

Shareholders’ advisory vote

We value the opinions of our shareholders. As such, we will provide, as we have done the past two years, an opportunity for shareholders to express their views through an advisory vote on this compensation report at the AGM in April 2011. While such a vote is advisory in nature and not legally binding, we encourage our shareholders to participate in the vote as we regard it as a meaningful way of involving them in the compensation discussion and take its outcome seriously. Shareholders also have the opportunity to raise questions at the AGM, and can address their questions about compensation or related issues at any time to BoD members by contacting the Company Secretary. Contact details are provided at the beginning of this report.

In addition to the advisory vote held at our AGM, UBS also holds separate meetings with key investors and proxy advisors on a regular basis to respond to questions that they might have, including those relating to compensation issues.

  Advisory vote
Corporate governance and compensation
Compensation

Total Reward Principles

Our approach to compensation is underpinned by what we call our “Total Reward Principles.” They establish a framework for integrating risk control and managing performance. At the same time, they specify how we structure compensation and the necessary bonus pool funding, that is, the amount of funds available in a given year for the payment of bonuses. They reflect our longstanding focus on pay for performance, sustained profitability, sound governance and strong risk awareness, and build on the UBS strategy of enhancing the firm’s reputation, increasing client focus and teamwork, and improving integration and execution. At the same time, they give full effect to the relevant regulatory requirements.

The Total Reward Principles were broadly revised in September 2009 to support our new business strategy and to reflect new regulatory developments. We remain fully committed to these principles. As such, they were reaffirmed by the HRCC in September 2010. Over the course of the year, we took further measures to implement these principles to ensure that our main performance and compensation objectives are achieved and that the governance and processes with respect to compensation are firmly in place.

Total Reward Principles

The four Total Reward Principles establish a framework that integrates risk control and performance. They also specify how we structure compensation and provide necessary funding.

Align reward with sustainable performance

Throughout UBS, sustainable performance is a key factor in determining compensation. Our assessment of performance goes beyond whether financial objectives have been achieved and takes into account the long-term risk impact of employee actions.

Variable compensation funding is primarily based on risk-adjusted profitability, that is, a measure of profitability adjusted to consider risk associated with particular transactions. This performance metric, which takes into account the cost of capital, not only supports our own internal objectives and business strategy, but also meets regulatory standards.
Our framework is flexible and enables members of management to apply their individual judgment and discretion. Adjustments may be made based on considerations relating to risk, quality and reliability of earnings, relative industry performance, future strategic plans, and market competitiveness. Progress against business performance targets and the foregoing considerations that affect annual variable compensation funding is regularly reviewed and monitored by the divisional Chief Executive Officers, the Group CEO and the HRCC. The proposed bonus pool is approved by the BoD. Risk control functions are also involved in the reviews of certain senior employees to ensure that any related-risk issues are fully considered.
è	Refer to the “Compensation Governance” section for more information about responsibilities and authorities for compensation-related decisions

Support appropriate and controlled risk-taking

Our compensation system provides incentives that take specific account of risk. Our performance reviews recognize that different businesses have different risk profiles, and that additional factors should be considered, including the fact that earnings may vary in quality over time. All employees are expected to demonstrate an appropriate understanding of the nature of their business and its associated risks, to consider their actions in light of UBS’s reputation and risk appetite, and to accept responsibility for all risks that arise, which includes taking steps to manage and mitigate them.

To keep our employees focused on the long-term profitability of the firm, we require that a significant part of an employee’s bonus be deferred for up to three years if his or her total compensation exceeds a certain threshold. In the case of GEB members, we re-

Corporate governance and compensation

quire deferral of up to five years. The deferred portion will be forfeited in certain cases, including if an employee acts contrary to the firm’s interests during the deferral period by contributing to significant financial losses or restatements, causing reputational harm, or breaching risk policy, legal or regulatory requirements, all of which constitute “harmful acts”.

To monitor risk effectively, control functions, primarily Legal & Compliance, Risk Control, Finance and Operational Risk, must be able to carry out their work independently. As such, compensation for these functions is determined independently from the revenue producers that they oversee, supervise or support.
As previously mentioned, in 2010 we took a significant step forward in strengthening our risk culture by identifying the risk-takers and controllers (risk-takers) in our organization, based on specific regulatory guidance, and adopting specific measures regarding their compensation. Risk-takers are the most senior members of management, together with selected individuals who, by the nature of their role, have been determined to be able to materially commit or control the firm’s resources and/or exert significant influence over its risk profile, whether they are in front office, control or logistics functions (e.g. Supply and Demand Management, IT and Human Resources). The deferral rate of 60% under the Equity Ownership Plan is applied to their annual bonus, with this portion being deferred over three years. Moreover, the vesting of this deferred portion of their bonus is contingent on the profitability of the business division in which they work, or, in the case of Corporate Center employees, on the profitability of the Group as a whole. Due to the significant influence they exert, risk-takers are subject to an additional evaluation by the relevant control functions.

Foster effective individual performance management and communication

We evaluate performance rigorously to ensure that compensation is fairly and appropriately allocated. We base it not only on the contribution employees make to UBS’s business results, but also on whether they:
–	observe our corporate values and principles;
–	implement our strategy of enhancing reputation and improving integration and execution;
–	demonstrate leadership when it comes to our clients, business, people and change;
–	lead or support effective collaboration and teamwork;
–	operate with a high level of integrity and in compliance with UBS policies;
–	actively manage risk and strike an appropriate balance between risk and reward; and
–	exhibit professional and ethical behavior.

To further reinforce the link between performance and pay, we adjusted how we assess and compensate our employees for 2010. They are now assessed not just absolutely against defined objectives, but also on a relative basis against their peers within UBS. This enables us to further differentiate performance, and consequently compensation, in a more objective, transparent and disciplined manner.

Attract and engage a diverse, talented workforce

Our need to attract and retain talented, competent employees underpins our compensation policies. We offer market-competitive compensation that strikes an appropriate balance between fixed and variable elements. Base salaries must be high enough to allow for a flexible policy when it comes to variable compensation. Our variable compensation encourages employees to perform and to be entrepreneurial, while at the same time placing an emphasis on strong risk awareness and measured risk-taking.

è	Refer to the “Overview of our compensation model” section of this report for more information about our compensation system

  Advisory vote
Corporate governance and compensation
Compensation

Benchmarking against peers

We benchmark our compensation and benefit levels against those of our peers. With respect to compensation for GEB members, we refer to a peer group of companies that are selected based on the comparability of their size, geographic and product and services scope, and staffing and pay strategy, among other factors. These companies, which are large European and US banks operating internationally, are our main competitors when it comes to hiring. They are: Bank of America, Barclays, Citigroup, Credit

Suisse, Deutsche Bank, HSBC, JP Morgan Chase and Morgan Stanley.

In the view of the HRCC, our executive compensation structure is appropriate relative to our peer group. We review the peer group regularly to ensure that the firms that constitute it remain relevant benchmarks for our purposes.

As for compensation for other employees, given the diversity of our businesses, the companies we use as benchmarks vary with and are dependent on the relevant business divisions and locations, as well as the nature of the positions involved. For certain businesses or positions, we may take into account other major international banks, the large Swiss private banks, private equity firms, hedge funds and non-financial firms. Furthermore, we also benchmark employee compensation internally for comparable roles within and across business divisions and locations.

Comparability assessment against main peers1

Benchmarking ensures that our executive compensation is appropriate relative to our peer group. The key benchmarking criteria are summarized in the following table.

1 Source: Towers Watson.   2 Size: impacts management complexity regardless of product and geographic scope. Expressed in terms of revenue, profitability, assets and employee base.   3 Product and services scope: impacts pay strategy, pay levels / approach and importantly, risk profile.   4 Geographic scope: impacts the definition of executive roles and management complexity.   5 Headquarters location: is a key factor in determining peer group choices.   6 Competitors for talent: influences decisions relating to competitive requirements for pay structure and levels.   7 Regulatory environment: increasingly impacts pay structures (including deferral requirements) for executives.   8 Staffing and pay strategy: to identify peers with similar pay and staffing strategies.

Corporate governance and compensation

Overview of our compensation model

Our compensation model is consistent with and supports our Total Reward Principles. It rewards appropriate risk-taking and behavior that produces sustainable results. To encourage employees to act with the long-term interests of the firm in mind, which also serves the best interests of our shareholders, we pay a significant part of our variable compensation in the form of equity that is deferred over several years.

All UBS employees

The total compensation employees receive has two elements: a fixed element, which is generally the base salary, and a discretionary variable element, which is the bonus. In determining employees’ pay, and in benchmarking pay both internally and externally, we focus on total compensation, rather than its individual elements, as it presents a more comprehensive picture of an employee’s pay.

The amount of bonus that an employee receives depends on various factors, including our overall performance, the performance of the employee’s business division, and his or her individual performance both in absolute terms as well as relative to his or her peers.
We do not impose an absolute cap on total compensation or set a maximum multiple between the lowest and highest total compensation levels in our organization. To do so would under-

mine our commitment to providing market-competitive compensation. By not capping total compensation, we have the flexibility required to respond to different circumstances, such as changing business and market conditions or retention needs.

Base salary

The base salary reflects an employee’s particular skill set, role and experience while taking market practices into consideration. Base salaries are fixed amounts of cash, typically paid monthly or semi- monthly. We review base salaries annually to ensure they remain competitive, comparing them with the relevant internal and external benchmarks.
Adjustments are made when there is a significant change in job responsibility. Furthermore, we make annual adjustments to base salaries that reflect performance and respond to movements in the marketplace.
Following our annual salary review, we have decided to increase base salaries for 2011, with effect from March 2011, by a total of CHF 350 million or 5% over the previous year. This compares with a base salary increase made for 2010 of approximately 4%. The increases for 2011 apply to employees whose responsibilities increased, who demonstrated strong performance and whose base salary fell short of the market standard. The increase also reflects a regulatory trend favoring a change in the industry compensation mix.

Compensation overview

A balanced mix of base and variable compensation rewards appropriate risk-taking and behavior that produces sustainable business results. A significant part of our compensation is paid in the form of deferred equity.

1 The base salary of the Chairman of the BoD consists of cash and the right to receive a fixed number of shares.   2 Bonuses granted to risk-takers and controllers are also based on an additional evaluation of these employees’ performance, in which their risk-taking activities are specifically considered.   3 All employees with a total compensation of CHF / USD 250,000 or more are eligible.   4 Additional profitability performance condition for risk-takers and controllers, Group Managing Directors and other employees with total bonus > CHF / USD 2 million.   5 DCP replaces a part of the cash bonus for certain Investment Bank employees with additional cash deferrals.   6 At least 50% of their base fee is paid in blocked UBS shares.

  Advisory vote
Corporate governance and compensation
Compensation

Bonus

At UBS, bonuses are strongly tied to performance. We have reinforced the principle of “pay for performance” by introducing key changes in 2010 to our Core Cycle process, through which we manage performance and reward our employees. In principle, the majority of permanent employees may be considered for an annual discretionary bonus. The amount of bonus awarded depends on an individual’s performance and role, as well as the performance of the Group and the relevant business division. Hence, bonus levels can fluctuate significantly from year to year, such that it is possible that an individual receives no bonus in a given year.
è	Refer to the “Our employees” section of this report for more information on the Core Cycle process
While employees have specific key performance indicators against which they are assessed that are relevant for the determination of bonuses, we do not assign weightings to specific performance indicators in determining an individual’s bonus.
At UBS, it is well-established practice to award part of the bonus in UBS shares deferred for up to three, or in the case of GEB members, five years. Over the deferral period, these deferred amounts are forfeited if employees commit harmful acts. For 2010, our deferral threshold remained unchanged: bonuses awarded to employees with a total compensation, that is, a base salary and bonus, of CHF 250,000 or more, are partially deferred. Above this level, employees receive a portion of their annual bonus in shares granted under the Equity Ownership Plan (EOP). Furthermore, we place a cap of CHF/USD 2 million on the amount that can be paid out immediately in cash.
For 2010, for employees across all business divisions and locations, the bonus was, on average, approximately 59% of the base salary. Among GEB members, it was, on average, 510% of a GEB member’s salary. As stated, bonuses are fully discretionary and we do not set a fixed ratio between the bonus and base salary. The ratios stated above are based on the size of the bonus pool for 2010.
è	Refer to the discussion in the “Deferred variable compensation plans” section of this report for more information

Compensation for financial advisors in Wealth Management Americas

In line with the market practice in the US for brokerage, the compensation system for financial advisors in Wealth Management Americas is based on commissions. The commissions, paid monthly, are based on revenue and other strategic performance measures and objectives. We adjust payout rates if financial advisors make repeated or significant client account or transaction errors. In addition to these commissions, advisors may also qualify for year-end awards, most of which are deferred over either a six- or ten-year period. The size of these awards may be based on length of service, the amount of net new money brought in, or the amount of revenue generated from Wealth Management-based services or products. For 2010, we paid a total of CHF 2,667 million in compensation to financial advisors in Wealth Management Americas.

Other variable compensation

In a few cases, we may offer additional incentives to support hiring or retention, particularly at senior levels. These include replacement payments to compensate employees for deferred awards forfeited as a result of joining UBS; guarantees, which are fixed incentives, either in cash or in equity awarded under a plan, paid regardless of future events, though in most cases tied to one or more performance conditions and limited to one year; sign-on payments, offered to important top-level candidates to increase the chances of their accepting an offer; and retention payments, made to key senior employees to induce them to stay, particularly during critical periods for the firm.
Employment contracts for those holding the rank of Director and above generally contain a notice period of between two and six months, depending on the location, which such employees must serve and during which time they are paid their base salary. We provide for severance payments in redundancy cases when employees are asked to leave as part of a retrenchment program or reduction in force. These are governed by location-specific severance policies. In the very exceptional cases that special pay-

Severance and sign-on payments[1]
These payments were made to certain GEB members, Group Managing Directors (replacing the former Group Managing Board in February 2010), and to certain key risk-takers and controllers in 2010.

	31.12.10
			Of which expenses to
		Of which expenses	be recognized in
	Total	recognized in 2010	2011 and later

Sum of all sign-on payments, in CHF million[2]	95	55	40

of which related to replacement awards and guarantees for the first year, in CHF million	82	46	36

Number of beneficiaries	19

Sum of all severance payments, in CHF million	13	13	N/A

Number of beneficiaries	7

Number of departing managers	18

[1] For the purpose of this table we consider replacement awards and guarantees as sign-on payments. [2] Includes sign-on payments agreed in 2010 and awards granted in 2010. Awards granted are included with their fair value at the date of grant.

Corporate governance and compensation

ments are made outside the circumstances described, or where substantial severance payments are made, a further stringent approval process applies.

With the exception of severance payments made in redundancy cases, all the payments described above, though typical in our industry, are only offered in exceptional circumstances. They are highly restricted, take into account the specific circumstances of each case and are normally one-time payments with substantial deferral. They require the approval of the divisional Chief Executive Officers and HR heads, and, in certain circumstances, the Group Head of HR, Group CEO or the HRCC. Furthermore, such payments may be forfeited should an employee subsequently act in a manner detrimental to the interests of the firm.

Pensions and benefits

The main aim of pensions is to give employees and their dependents a level of security after their retirement or in the event of disability or death. While pension plans may vary across locations in accordance with local requirements, pension plan rules in any one location are generally the same for all employees in that location, including management.
è	Refer to “Note 30 Pension and other post-employment benefit plans” in the “Financial Information” section of this report for more information

As part of our efforts to attract and retain the best employees, our total compensation includes, in addition to a base salary and bonus, certain benefits such as health insurance and retirement benefits. These benefits vary depending on the location, but are competitive within each of the markets in which we operate.

Employee share purchase program

To enable our employees to invest in UBS and have a personal stake in the success of the firm, our employee share purchase program, the Equity Plus Plan, allows employees to contribute between 1%–30% of their base salary and / or 1%–35% of their bonus toward the purchase of UBS shares. All employees except those holding the rank of Managing Director and above are eligible to participate. Employees purchase UBS shares at market price, but receive one share for free for every three shares purchased through the program. These free shares vest after three years, with vesting subject to continued employment at UBS.

Risk-takers and controllers

Our risk-takers and controllers are a group of around 200 individuals who, by the nature of their role, have been determined to be able to materially commit or control the firm’s resources and / or exert significant influence over its risk profile, whether they are in the front office, logistics or control functions. Risk-taker activities are closely monitored, and risk-takers are subject to an additional level of performance evaluation by the control functions. Additionally, their compensation is adjusted to reflect the individual risks that they take, and a deferral rate of 60% is applied to their annual bonus granted under the applicable plans. Furthermore, the vesting of their deferred awards is contingent on the profitability of the business division in which they work, or, in the case of Corporate Center employees, on the profitability of the Group as a whole. Like all other employees, risk-takers also face forfeiture or reduction of the deferred portion of their compensation if they commit harmful acts.

è	Refer to the discussion “Support appropriate and controlled risk-taking” in the “Total Reward Principles” section of this report for more information

While we comply with the relevant Swiss Financial Market Supervisory Authority (FINMA) requirements regarding risk-takers, we are currently seeking guidance from regulators across the European Union regarding the implementation of the Capital Requirements Directive issued by the European Commission, which contains some rules relating to compensation. In the UK, for instance, the Financial Services Authority (FSA) has already issued a revised remuneration code. In line with guidance from the FSA, we have identified senior management and employees whose professional activities could have a material impact on the firm’s risk profile in the UK, so-called “Code staff”. Of the approximately 100 Code staff, about half are also part of our wider population of risk-takers and controllers. Code staff compensation is generally similar to those of risk-takers. However, due to specific FSA requirements, 50% of Code staff bonuses that are paid out immediately are delivered in shares. Furthermore, any shares granted to Code staff under the EOP for their performance in 2010 will be subject to an additional six-month blocking period upon vesting.

Group Executive Board

Bonus

GEB members receive a fixed salary. In addition, they are eligible to receive a bonus. While GEB bonuses are at the discretion of the BoD, they are strongly tied to the overall performance of the Group and dependent on the available bonus pool funding.
è	Refer to the discussion in the “Compensation funding and expenses” section of this report for more information

At least 76% of a GEB member’s bonus is deferred. Of the annual bonus, 40% is awarded in cash under the Cash Balance Plan (CBP): a maximum of 24% is paid out immediately, subject to a cash cap of CHF/USD 2 million. Vesting of the deferred cash portion is in equal installments over the following two years, with the amount vesting dependent on the return on equity achieved by the Group (Group RoE) in the financial year prior to vesting. The remaining 60% of a GEB member’s bonus is paid in equity, with 20% delivered under the Performance Equity Plan (PEP) and 40% under the Senior Executive Equity Ownership Plan (SEEOP). CBP awards vest over two years, PEP awards after three years, and

  Advisory vote
Corporate governance and compensation
Compensation

2010 compensation framework for GEB members

Of the annual bonus, 40% is paid in cash and 60% in equity; and 76% of a GEB member’s bonus is deferred.

Illustrative example

1 Subject to possible change, dependent on plan rules.   2 Subject to cash cap of CHF / USD 2 million.   3 GEB members are required to hold a certain number of UBS shares as long as they are in office. This holding has to be built up within a maximum period of five years from the date of their appointment to the GEB.

SEEOP awards over five years. The deferred portion of all these awards is subject to forfeiture under certain conditions.

For 2010, 40% of a GEB member’s annual bonus was delivered under the SEEOP, a plan that has existed since 2003 but which has been updated over the years to include stricter forfeiture provisions and a performance condition that enables the firm to reduce awards when an individual’s business division is unprofitable. Part of the equity component of a GEB member’s bonus for 2009 was delivered under the Incentive Performance Plan (IPP), a one-time share plan introduced that year for senior employees to support the firm’s five-year strategic turnaround plan. The IPP has been discontinued this year, thereby reducing the use of leverage in our compensation system. Unlike the IPP, the SEEOP does not provide for upward adjustments to the number of shares delivered on vesting. The overall reduction in the leverage element in our compensation plans further discourages excessive risk-taking.
è	Refer to the “Deferred Variable Compensation Plans” section for more information

Share retention

To further align their interests with those of our shareholders, GEB members are required to retain long-term ownership of UBS shares. Each must hold a minimum of 200,000 shares, while the Group CEO is required to hold 300,000 shares. These shareholdings are to be built up within a maximum period of five years from the date a GEB member is appointed and must be retained for as long as he or she remains in office. The number of UBS shares held by each GEB member is determined by adding any vested or unvested shares to privately held shares.

Corporate governance and compensation

Employment contract terms

Employment contracts for GEB members do not provide for “golden parachutes”, that is, special severance terms, including supplementary contributions to pension plans. The notice period in employment contracts for new GEB members was reduced in 2009 from 12 to six months to reflect changing industry practice, thereby reducing UBS’s contractual obligations to GEB members who leave, including our obligations with regard to their compensation. Under employment contracts for GEB members, any bonus paid up to the date of termination is fully discretionary, and based on Group, business division and personal performance during the period of employment. Any discretionary cash bonus will generally be awarded under the CBP. Vesting of deferred bonuses to GEB members is not accelerated when they leave the firm, although exceptions may be made in cases of death or disability.

Benefits

Benefits for GEB members are in line with local practices for all other employees.

Board of Directors

Chairman of the BoD

Since 2009, the Chairman of the BoD has received a fixed salary that consists of cash and the right to receive a fixed number of UBS shares that are blocked for four years. There is no variable or performance-related component in the Chairman’s compensation package. However, the share component ensures that his pay is aligned with the long-term performance of the firm. The Chair-

man’s employment contract does not provide for special severance terms, including supplementary contributions to pension plans.

The Chairman’s compensation is at the discretion of the HRCC, which conducts an annual assessment and takes into consideration pay levels for comparable roles outside of UBS.

Independent BoD members

Independent BoD members receive fixed base fees for their services in line with those of our peers globally, with 50% of their fees in cash and the other 50% in blocked UBS shares that are granted with a 15% discount and restricted from sale for four years. Alternatively, they may choose to have 100% of their compensation paid in blocked UBS shares. In addition, independent BoD members receive fees known as committee retainers dependent on their workload in serving on the firm’s various board committees. The Senior Independent Director and the Vice Chairman of the BoD receive an additional payment of CHF 250,000. In accordance with their role, independent BoD members do not receive bonuses or benefits.
Base fees received by independent BoD members are subject to an annual review: a proposal is submitted by the Chairman of the BoD to the HRCC, which then submits a recommendation to the full BoD.
è	Refer to the “2010 compensation for the Group Executive Board and the Board of Directors” section of this report for more information

  Advisory vote
Corporate governance and compensation
Compensation

Deferred variable compensation plans

Apart from the need to attract talented and motivated professionals, the key focus in designing our variable compensation plans has been and continues to be on maintaining a close link between pay and long-term sustainable performance.
Under our present compensation model, all of our variable compensation plans feature malus (forfeiture) provisions. These provisions, which UBS was among the first in the industry to incorporate in its compensation system, require that a significant part of an employee’s bonus be deferred over several years and enable the firm to forfeit the deferred portion if an employee commits certain harmful acts. As such, the firm maintains the right not to pay deferred awards, which allows us to meet our overriding objective of rewarding behavior that contributes to sustainable profitability and, conversely, to withdraw incentives in cases when employees act against the interests of the firm.
In 2010, we made a number of adjustments to keep pace with industry compensation trends. Significantly, 60% of the bonus that a GEB member receives is now in the form of deferred equity, compared with 50% last year. In the case of certain categories of employees, including GEB members, risk-takers and employees whose total bonus exceeds CHF/USD 2 million, the vesting of their deferred awards was made contingent on the profitability of the business division in which they work. This serves to ensure a direct connection between their pay and the long-term performance of their business. Besides this, employees in the Investment Bank whose compensation exceeds CHF 1 million are subject to cash deferrals (for up to three years), leading to a reduction in their immediate cash payout. We have also reduced the use of leverage with the discontinuation of the Incentive Performance Plan (IPP).

Overview of variable compensation plans

Compensation is closely linked to long-term sustainable performance. All of our variable compensation plans feature malus provisions. A substantial part of variable compensation is deferred and at risk of forfeiture for several years.

Corporate governance and compensation

Variable compensation plans 2010

Cash Balance Plan (CBP)

Plan type – Deferred cash plans

Eligible employees: CBP awards are granted annually to GEB members.

Description: Generally, 40% of a GEB member’s annual bonus consists of cash awarded under the CBP. A maximum of 24% of the total bonus is paid out immediately, subject to a cap of CHF/USD 2 million. The balance is deferred and paid out in two equal installments over two years, subject to the performance condition described below.

The amount of cash delivered on vesting depends on the return on equity achieved by the Group during the vesting period. If the Group RoE is below 6%, no adjustment will be made to the amount of cash delivered upon vesting. If the Group RoE exceeds 6%, the unvested amount will be increased in line with the RoE achieved, though any such increase may not exceed 20%. If the Group RoE is negative, the unvested amount will be decreased accordingly, up to a maximum of 100%, and no vesting will occur in that given year.

Restrictions: The CBP contains malus provisions so that the deferred amount is partially or fully forfeited if a harmful act is committed. Even after a GEB member has left the firm, the deferred portion of the CBP award continues to be at risk of forfeiture. In addition, the award is forfeited if a GEB member voluntarily terminates his or her employment and joins another financial services organization.

Changes in 2010: The cap on the amount of cash that can be paid out immediately is set at CHF/USD 2 million. This was raised from the previous level of CHF/USD 1 million in line with industry practice.

The amount of cash delivered on vesting was made dependent on the Group RoE achieved during the vesting period.

In addition to the existing forfeiture provisions, awards granted from 2011 onward are now also forfeited if a GEB member voluntarily terminates his or her employment and joins another financial services organization.

Senior Executive Equity Ownership Plan (SEEOP)

Plan type – UBS share plans

Eligible employees: SEEOP awards are granted annually to GEB members.

Description: SEEOP awards are in the form of UBS shares that vest in equal installments over five years. The SEEOP is similar to the EOP, described below, but has a longer vesting period to reflect the additional level of commitment and long-term performance expected of GEB members.

Restrictions: SEEOP awards are subject to forfeiture in the event of a harmful act, if the business division to which a GEB member belongs makes a loss or if his or her employment is terminated voluntarily or for cause.

Changes in 2010: We introduced a performance condition for SEEOP awards, making the vesting of such awards contingent on the profitability of a GEB member’s business division, or, if the GEB member in question does not head a division, on the profitability of the Group as a whole. If the business division (or Group) suffers a loss in a given performance year, then the portion of the SEEOP award due to vest the following year will generally be reduced by 10%–50%, depending on the extent of the loss.

  Advisory vote
Corporate governance and compensation
Compensation

Performance Equity Plan (PEP)

Plan type – UBS share plans

Eligible employees: PEP awards are granted annually to GEB members.

Description: At the beginning of the three-year performance period, GEB members are granted a certain number of restricted performance shares. The actual number of UBS shares delivered at the end of the period can be between zero and two times the number of performance shares granted initially, depending on whether performance targets relating to economic profit (EP) and relative total shareholder return (TSR) have been achieved. EP is a measure of risk-adjusted profit that takes into account the cost of risk capital and is only realized when the entire return on capital that is achieved is higher than the firm’s cost of capital. TSR measures the total return of a share to an investor, that is, both capital appreciation of the share price and the dividend yield. We measure our TSR over a three-year period relative to the companies in the Dow Jones Bank Titans 30 Index, an index representing 30 leading companies in the global banks sector.

To determine the number of UBS shares delivered upon vesting, it is necessary to first determine the EP multiplier to be used, as well as the TSR multiplier. The EP multiplier changes in line with the level of three-year cumulative EP achieved. The TSR multiplier used depends on the relative ranking achieved by UBS among the companies in the Dow Jones Banks Titans 30 Index at the time of vesting. As was the case last year, a 100% multiplier will be applied if UBS is ranked 15th among the companies in the index. The EP multiplier may range from 50%–150% and the TSR multiplier may range from 50%–133%, but if both measures are below the lowest threshold no shares will vest.

Once the EP and TSR multipliers have been established, to calculate the number of shares delivered upon vesting:
–	the EP multiplier is multiplied with the TSR multiplier; and
–	the resulting figure is then multiplied with the number of performance shares granted initially.

Restrictions: PEP awards are subject to forfeiture in the event of a harmful act or if employment has been terminated voluntarily or for cause.

Changes in 2010: No changes were made to the plan’s design. Performance targets are set annually.

Corporate governance and compensation

Equity Ownership Plan (EOP)

Plan type – UBS share plans / Equity Ownership Plan – fund linked

Eligible employees: The EOP is a mandatory bonus deferral plan for all employees with a total compensation of CHF/USD 250,000 or more. In 2010, around 8,000 employees received EOP awards. These employees include risk-takers, Group Managing Directors (GMD) and employees whose total bonus exceeds CHF/USD 2 million. EOP awards are granted annually.

Description: Employees with a total compensation (that is, base salary and bonus) of CHF/USD 250,000 or more receive 60% of their bonus above that level in UBS shares that are deferred over three years under the EOP.

To align their compensation with the performance of the funds that they manage, Global Asset Management employees receive their EOP awards in the form of cash, the amount of which is dependent on the value of the relevant underlying Global Asset Management funds at the time of vesting. The vesting and forfeiture provisions of these awards are the same as for EOP awards made in the form of UBS shares.

Restrictions: EOP awards are subject to forfeiture in the event of a harmful act or if employment is terminated voluntarily or for cause.

EOP awards made to risk-takers, GMD and employees whose total bonus exceeds CHF/USD 2 million will only vest in full if the business division to which the employee belongs is profitable. If the business division incurs an operating loss in a given year, then the deferred portion of the EOP award due to vest in the following year will be partially forfeited. The amount forfeited depends on the extent of the loss and generally ranges from 10%–50% of the award portion due to vest. In the case of Corporate Center employees, their awards are conditional on the profitability of the Group as a whole.

Changes in 2010: We introduced a performance condition for awards granted to risk-takers, GMD and employees whose total bonus exceeds CHF/USD 2 million, making the vesting of their deferred awards contingent on the profitability of their respective business division, or, if such employees belong to the Corporate Center, on the profitability of the Group as a whole.

Deferred Cash Plan (DCP)

Plan type – Deferred cash plans

Eligible employees: DCP awards were granted to Investment Bank employees whose total compensation exceeds CHF 1 million.

Description: Although the mandatory bonus deferral plan (for total compensation above CHF/USD 250,000) or more applies to all employees, certain Investment Bank employees are subject to additional cash deferrals on the 40% cash component of their bonus. The DCP is a cash award denominated either in USD or CHF. It vests in equal installments in the three subsequent years following its grant. The CHF/USD 2 million cap on the amount of cash that can be paid out immediately applies.

Restrictions: DCP awards are subject to forfeiture in the event of a harmful act or if employment is terminated voluntarily or for cause.

  Advisory vote
Corporate governance and compensation
Compensation

Discontinued deferred compensation plans

The following table sets out the details of discontinued compensation plans, including those under which stock options, stock appreciation rights and other instruments were granted in the past. UBS has not granted any options since 2009. The strike price for stock options awarded under prior compensation plans has not been reset.
è	Refer to Note 31 “Equity participation and other compensation plans” in the “Financial Information” section of this report for more information

				Performance	Restrictions/	Time frame and
Plan	Year granted	Eligible employees	Instrument	conditions	other conditions	vesting terms

Incentive	2010 only	GEB members and	Performance shares	Dependent on share	Subject to continued	Vests in full at the end
Performance Plan		other senior employees		price at the end of the	employment and	of five years. Number
(IPP)		(approximately 900		five-year period	harmful act provisions.	of shares that vest can
		employees)				be between one and
three times the number
of performance shares
initially granted.

Vests in one-third
Conditional Variable	2009 only	Selected employees	Cash	No financial loss	Subject to continued	installments over a
Compensation Plan		(approximately 9,500		incurred and no need	employment and	three-year period.
(CVCP)		employees), excluding		for additional capital	harmful act provisions.
		GEB members		injection by
				government	Tranche forfeited if the
Group or relevant
business division fails to
achieve a profit in the
year preceding the year
of vesting, or if there is
any government
recapitalization during
the vesting period. The
first tranche of the
CVCP was forfeited as
the net profit
prerequisite was not
satisfied for the
performance year 2009.

The second tranche of
the CVCP is to vest on
12 April 2011 following
the announcement of
UBS's 2010 profit (paid
to employees in all
business divisions except
Wealth Management
Americas, which record-
ed a full-year loss).

Key Employee Stock	2002-2009	Selected employees	Share-settled stock	None	Subject to continued	Vests in full at the end
Appreciation Rights		(approximately 17,000	appreciation rights		employment,	of the three-year
Plan (KESAP) and		employees between	(SARs) or stock options		non-solicitation of	period. SARs and
Key Employee Stock		2002 and 2009)	with a strike price not		clients and employees	options expire 10 years
Option Plan (KESOP)			less than the fair		and non-disclosure of	from the date of grant.
			market value of a UBS		proprietary information.	Awards are settled by
			share on the date of			the delivery of UBS
			grant			shares, except in
countries where this is
not permitted by law.

Senior Executive	2002-2009	GEB members and	SARs or stock options	None	Subject to continued	Vests in full at the end
Stock Appreciation		Group Managing Board	with a strike price not		employment,	of the three-year
Rights Plan (SESAP)			less than 110% of the		non-solicitation of	period. SARs and
and Senior			fair market value of a		clients and employees	options expire 10 years
Executive Stock			UBS share on the date		and non-disclosure of	from the date of grant.
Option Plan (SESOP)			of grant		proprietary information.	Awards are settled by
the delivery of UBS
shares, except in
countries where this is
not permitted by law.

Corporate governance and compensation

Compensation funding and expenses

How we determine our bonus pool

Each business division plans its bonus pool annually based on the funding framework and process that has been agreed by the HRCC. The “management pool” is the amount that a business division proposes to award its employees for their performance in a given performance year after consideration of all relevant factors. These proposed pools are submitted to the Group CEO and the HRCC for review, and approved by the full BoD. A detailed description of this process is provided below. By comparison, the expenses charged to the profit and loss account for any given year include compensation expense, that is, accruals, for bonuses awarded for the latest performance year recognized in the current year, as well as amortization of deferred awards granted in prior years, that is, prior awards that have not yet vested.

Profitability

Profitability is the main basis of our compensation funding framework. At business division level, this is measured as profit before tax and before bonus, adjusted for a cost of capital charge, thereby taking into consideration the cost of equity allocated to that business.
Bonus pool funding based on risk-adjusted profit supports the firm’s overall objective of sustainable profitability. At the same time, it is consistent with the regulatory requirements established by FINMA, the FSB and our other regulators.

Funding rates and initial bonus pools

We derive the initial divisional bonus pools by multiplying the so-called divisional compensation funding rate with the divisional adjusted contribution before bonus. In 2010, we introduced funding rates that are directly linked to the level of profitability in each division. As profits within a business division increase, the proportion of profits allocated for the payment of bonuses is lowered.
Our funding rate model or approach allows us to protect the firm in years of downturn or recovery by retaining key employees, while providing additional shareholder return in good years by preventing excessive capital usage for compensation. As such, we optimize shareholder return in the longer term by adapting our compensation funding in line with the profitability situation of our businesses.

Management discretion

While profitability is the main factor in determining the size of our bonus pool, and while we apply funding rates that provide an initial basis for determining divisional bonus pools, management may still apply its discretion and make adjustments to further assess the overall quality of earnings by looking at relevant key performance indicators and other qualitative measures, including risk factors. Furthermore, we recognize the strategic importance of maintaining a competitive position in the labor market, and may also make adjustments to variable compensation funding determined by competitive benchmarking. This involves studying our market position, both from a performance and a compensation perspective, together with industry compensation trends, including at senior management levels, based on a comparison among peer groups and across regions. Such management discretion is an important element of the funding framework, enabling us to achieve a balanced outcome that considers all the relevant factors.
Corporate Center employees are rewarded based on their individual performance, along with the performance and profitability of the Group as a whole. Compensation for control and logistics functions is determined independently. It is not based on the performance of the revenue producers these functions support, and is contained within the costs allocated to the business divisions.

Review and approval process

The proposed divisional bonus pools and the underlying contribution before bonus, together with other relevant performance indicators and input from Group Risk, are reported to the Group CEO. The HRCC reviews the rationale behind the divisional bonus pools.

Sustainable profitability is key to compensation funding

Primary basis for funding across UBS is profitability. The following describes the process by which we determine our bonus pools.

  Advisory vote
Corporate governance and compensation
Compensation

Business performance over the last two years

Our performance reflected an improvement of CHF 10 billion, with 2010 profit before tax of CHF 7,455 million compared with a loss of CHF 2,561 million in 2009.

UBS achieved a profit before tax of CHF 7,455 million in 2010, compared with a loss of CHF 2,561 million in 2009. The Investment Bank returned to profitability and contributed CHF 8,278 million to the CHF 10 billion improvement in UBS’s operating profit. UBS ended 2010 with an industry-leading BIS tier 1 capital ratio of 17.8%. Client confidence in our business is growing, as demonstrated by increased business volumes as well as improvements in net new money. We also continued to control our costs and achieved our CHF 20 billion fixed costs target for the year.

Operating profit from continuing operations before tax

è Refer to the “UBS business divisions and Corporate Center” section for more information on 2010 business division financial performance

It also considers performance indicators and risk factors specific to each business division when assessing performance and earnings quality, before recommending the size of the final bonus pool to the BoD.

At a business division level, each CEO proposes funding and allocation to the Group CEO, taking into account input from Group Risk. Performance against agreed indicators, both qualitative and quantitative, as well as risk factors specific to each business division, are considered when assessing performance and earnings quality.

Bonuses granted in 2010

Despite our improved performance in 2010, our bonus pool of CHF 4,245 million for 2010 is 11% lower than that for 2009, reflecting factors such as the market environment, our need to further improve our profitability, and our performance relative to the rest of the industry.

The following table shows the amount of bonus awarded to employees for the performance year 2010, together with the number of beneficiaries for each type of award granted. In the

Total bonus pool[1]
			Expenses deferred		Accounting				Number of
	Expenses		to 2011 and later		adjustment		Total		beneficiaries
CHF million, except where indicated	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Cash discretionary bonus	2,079	2,245	0	0	0	0	2,079	2,245	51,522	51,747

Deferred cash plans	64	44	236	45	0	0	300	89	576	54

UBS share plans	440	276	1,271	1,827	60	107	1,771	2,210	7,516	10,690

UBS share option plans	0	33	0	34	0	0	0	67	0	7,552

Equity Ownership Plan – fund-linked	28	34	67	134	0	0	95	168	579	582

Total discretionary bonus	2,611	2,632	1,574	2,040	60	107	4,245	4,779

[1] Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

Corporate governance and compensation

case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

The accounting adjustment column in the table shows the difference between the bonus amount granted to employees and the expensed fair value amount according to the IFRS 2 accounting standard. The relevant accounting rule provides for a discount to reflect that the fair value of shares that have vested for accounting purposes, but are still subject to sale or transfer restrictions, is lower than the market value of unrestricted shares. For example, an EOP award vests for accounting purposes immediately when an employee retires, while the shares remain blocked over the original vesting period. In this case, the expensed fair value of the blocked EOP award is lower than the current market value. Where a performance condition under the EOP applies, the expensed fair value also includes a discount reflecting the probability of forfeiture as a result of failing to meet the performance condition.

Total personnel expenses for 2010

The following table shows our total personnel expense for 2010, and includes salaries, pension and other personnel costs, social security contributions and variable compensation. Variable compensation includes discretionary cash bonuses paid in 2011 for the performance year 2010, the amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to employees who are eligible for retirement at the date of grant.
The bonus pool reflects the value of discretionary bonuses granted relating to the 2010 performance year, including awards that are paid out immediately and those that are deferred. To

Reconciling the overall bonus pool in 2010 with bonus expense

Bonus pool awarded for the 2010 performance year and bonus expenses recognized in the 2010 profit and loss account.

determine our variable compensation expense, several adjustments are required in order to reconcile the bonus pool to the accounting costs recognized in the Group’s financial statements prepared under IFRS:
–	reduction for the unrecognized future amortization of unvested deferred awards granted in 2011 for the performance year 2010; and
–	addition for the amortization of unvested deferred awards granted in previous years.

As an increasingly large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted in previous years became a more significant part of the 2010 accounting costs, and will increase in 2011.

è	Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information

Personnel expenses
CHF million	31.12.10		31.12.09	31.12.08

Salaries	7,033		7,383	7,775

Variable compensation – discretionary bonus expense	4,082	[1]	2,809	1,674

Variable compensation – other	310	[2]	830	1,025

Contractors	232		275	423

Social security	826		804	660

Pension and other post-employment benefit plans	724		988	972

Wealth Management Americas: financial advisor compensation [3]	2,667		2,426	2,435

Other personnel expenses [4]	1,047		1,027	1,298

Total personnel expenses	16,920	[5]	16,543	16,262

[1] Includes expensing of current year bonuses of CHF 2,611 million and expensing of deferred awards of CHF 1,471 million relating to bonuses for previous years.   [2] Includes replacement awards of CHF 107 million, forfeitures of CHF (167) million, guaranteed bonuses of CHF 135 million, severance payments of CHF 69 million and UBS’s Equity Plus Plan of CHF 80 million.   [3] Consists of grid-based compensation linked directly to compensable revenues generated by financial advisors, and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. Also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.   [4] Includes employee mandatory insurance programs and family allowances, recruitment, training and related travel costs, the cost of employee anniversary awards, the costs of international assignees, and relocation costs.   [5] Personnel expenses (including fixed and variable compensation) recognized in the profit and loss statement 2010 of CHF 16,920 million (less charges and credits that derive from remuneration for previous financial years of CHF 2,069 million plus expenses deferred to 2011 and later from the pool 2010 of CHF 2,609 million) amount to CHF 17,460 million.

  Advisory vote
Corporate governance and compensation
Compensation

2010 compensation for the Group Executive Board and Board of Directors

Group Executive Board compensation

In 2010, total compensation for GEB members reflected the individual performance of each executive in the context of each business division’s improved operating performance, overall Group progress toward our medium-term strategic goals and the significant turnaround in the Group’s profitability. In setting compensation levels, the HRCC and the BoD also considered the collective achievements of the GEB in advancing our strategy, the relevant external competitive market and the firm’s relative performance.

In total, the compensation for GEB members in office on December 2010 was CHF 91.0 million, compared with a total of CHF 68.7 million in 2009. There were 13 GEB members on 31 December 2010, the same number as at the end of 2009. Aggregate compensation made to GEB members who stepped down in 2010 was CHF 3.3 million, compared with CHF 41.3 million in 2009. It should be noted that GEB employment contracts were revised between 2009 and 2010 to further limit UBS’s contractual obligations to GEB members who leave. The changes include reducing the notice period for new GEB members from 12 to six months, as well as making any bonus payments for the year in which a GEB member leaves on a fully discretionary, rather than pro rata, basis.
The highest paid GEB member in 2010 was Carsten Kengeter, with a total compensation of CHF 9.3 million. As shown in the table “Total compensation for all GEB members”, 88% of his bonus was deferred, with 28% in deferred cash and 60% in deferred equity vesting over three to five years.
Carsten Kengeter was appointed sole CEO of the Investment Bank in November 2010, having previously held this position jointly with Alexander Wilmot-Sitwell from January to October 2010. In 2010, the Investment Bank returned to profitability with a full-year profit before tax of CHF 2.2 billion, an improvement of CHF 8.3 billion as compared with 2009. Significant progress was made in positioning the Investment Bank for the future through rebuilding selected businesses in the Fixed Income Currencies and Commodities (FICC) business area, increasing the alignment between FICC and the leading Equities franchise, increasing market share in the advisory and capital markets activities and implementing an integrated, flow- and advisory-based client-centric business model. During 2010 residual risk positions were actively managed and reduced.
In 2010, the Group CEO, Oswald J. Grübel, was contractually entitled to a bonus, given the level of Group profitability achieved, the improvement in results over the previous year and the significant progress towards the Group’s medium-term strategic goals. As in 2009, the Group CEO decided to waive the bonus. His decision is based on what he believes is appropriate for the firm at this point in light of the further progress still required to reach the long-term goals set out in the firm’s overall strategy. His decision has been gratefully accepted and agreed to by the HRCC and the BoD.

Base salary

Base salaries are fixed for all GEB members and reviewed annually by the HRCC. Any adjustments are limited to significant changes in market rates or to movements in the foreign exchange (FX) rates relative to the Swiss franc. The HRCC decided not to change the Swiss franc amount for 2010, but adjusted the salary for GEB members who are paid in other currencies due to movements in FX rates.

Benefits

GEB benefits are in line with previous years.
è	Refer to “Note 30 Pension and other post-employment benefits” in the “Financial Information” section of the Annual Report 2010 for details on the various post-employment benefit plans established in Switzerland and other major markets

è	Refer to the “Compensation funding and expenses” and “Overview of our compensation model” sections for information concerning the committee’s determination of the discretionary bonus for 2010, and to the “Deferred variable compensation plans” section for details of the compensation plans awarded to GEB members

Board of Directors compensation

Chairman of the Board of Directors

For 2010, the total compensation awarded to the Chairman of the BoD, Kaspar Villiger, was CHF 1,491,308. Our compensation framework provides for the Chairman to receive a base salary, 200,000 UBS shares, blocked for four years, as well as benefits in kind. Such shares are not designed or intended as variable compensation. Kaspar Villiger chose to waive a substantial part of the share award and instead to accept a limited number of 26,940 UBS shares with a fair value of CHF 500,000. In addition, he decided to maintain the voluntary reduction in his annual base salary from CHF 2 million to CHF 850,000. The HRCC gratefully accepted and agreed with Kaspar Villiger’s decision.

Highest paid BoD member

The Chairman of the BoD, Kaspar Villiger, is the highest paid BoD member, with total compensation of CHF 1,491,308.

Independent BoD members

The table “Remuneration details and additional information for independent BoD members” shows the compensation received

Corporate governance and compensation

by independent BoD members between the 2010 and 2011 AGM. Fees for 2010 to 2011 remained unchanged.

Compensation for former BoD and GEB members

Compensation and benefits in kind paid to former BoD and GEB members amounted to CHF 77,722 for 2010 and reflect legacy agreements still honored by UBS. These benefits have been discontinued for any BoD and GEB member who stepped down after 1 January 2008.

Transactions in 2010

In accordance with the applicable rules and regulations, management transactions in UBS shares by BoD and GEB members are publicly disclosed. Transactions which require reporting are those involving all types of financial instruments whose price is primarily influenced by the price of UBS shares.

From 1 January until 31 December 2010, one share purchase was disclosed with a total value of CHF 1,501,830. Swiss stock exchange rules do not require disclosure of individual names of GEB or BoD members making such transactions.

UBS executives receive a substantial portion of their compensation in UBS equity-based awards. For this reason, management transactions generally see sales outweighing purchases. Blackout periods and synchronized dates for unblocking or vesting of shares or options granted as compensation may lead to transactions being concentrated in short time periods.
In addition, three BoD members chose to receive their full pay in UBS shares. These shares, representing a value of CHF 1,062,500, will be allocated in March 2011.

Loans

BoD and GEB members are granted loans, fixed advances and mortgages. Such loans were made in the ordinary course of business, on substantially the same terms as those granted to other employees, including interest rates and collateral, and did not involve more than the normal risk of collectability or contain other unfavorable features.

è	Refer to “Note 32 Related parties” in the “Financial information” section of this report for information concerning loans granted to current and former executives

List of tables

  Advisory vote

Corporate governance and compensation
Compensation

Total compensation for all GEB members

			Variable cash
CHF, except where indicated[a]			compensation under CBP
										Contribu-
	For									tions to
	the				Annual		Annual	Annual		retirement
	year		Immediate	Deferred	bonus		bonus under	bonus	Benefits	benefits
Name, function	ended	Base salary	cash[b]	cash[b,3]	under PEP[c]		SEEOP[d]	under IPP[c]	in kind[e]	plans[f]	Total

Oswald J. Grübel, Group CEO	2010	3,000,000	0	0	0		0	–	25,600	0	3,025,600

Carsten Kengeter, CEO Investment Bank (highest-paid)	2010	874,626	1,002,496	2,339,158	1,670,827		3,341,654	–	92,547	0	9,321,308

Carsten Kengeter, CEO Investment Bank (highest-paid)	2009	669,092	3,002,082	2,001,388	6,155,869		–	1,349,336	0	12,545	13,190,312

Aggregate of all GEB members who
were in office on 31 December 2010[1]	2010	14,705,894	15,588,145	14,451,756	15,019,951		30,039,901	–	381,851	843,402	91,030,900

Aggregate of all GEB members who
were in office on 31 December 2009[1]	2009	12,000,055	15,440,827	10,293,884	13,453,424	[4]	–	15,696,333	270,971	1,551,068	68,706,566

Aggregate of all GEB members who
stepped down during 2010[2]	2010	755,950	1,380,000	920,000	0		0	–	78,817	118,334	3,253,101

Aggregate of all GEB members who
stepped down during 2009[2]	2009	2,447,544	23,065,858	15,377,239	0		–	0	215,151	171,122	41,276,914

[1] Number and distribution of GEB members: 13 GEB members in office on 31 December 2010 and on 31 December 2009 respectively.   [2] Number and distribution of former GEB members for 2010 includes Francesco Morra (three months in office, including a notice period of six months); and 2009 includes Marcel Rohner (two months in office), Walter H. Stürzinger and Raoul Weil (three months in office), Jerker Johansson (four months in office), Rory Tapner (six months in office) and Marten Hoekstra (10 months in office).   [3] In 2010, for John Cryan, Carsten Kengeter and Alexander Wilmot-Sitwell, deferred cash includes blocked shares.   [4] Included in the share awards are SEEOP awards at a fair value of GBP 4,655,950 and EOP awards at a fair value of GBP 1,594,250.

Explanation of the tables outlining compensation details for GEB members and non-independent BoD members

a.	Local currencies are converted into CHF using the exchange rates as detailed in Note 39 “Currency translation rates” in the “Financial information” section of this report.

b.
Of the cash award, 60% is paid out immediately (representing 24% of a GEB member’s total annual bonus). The balance is paid out in equal installments of 20%, each over the subsequent two years, and is subject to forfeiture.

c.
Value of each performance share at grant: CHF 18.70 for PEP awards granted in 2011 relating to the performance year 2010; CHF 16.30 for PEP awards granted in 2010 relating to the performance year 2009; and CHF 22.20 for IPP awards granted in 2010 relating to the performance year 2009. These values are based on valuations for accounting purposes which take into account the performance conditions and the range of possible outcomes for these conditions.

d.
SEEOP is a pre-existing compensation plan that has been updated and re-introduced. SEEOP awards vest in equal installments over five years and are subject to forfeiture. The grant date accounting value per share granted under SEEOP in 2011 relating to the performance year 2010 at grant is CHF 18.43 or USD 19.94 (actual shares) and CHF 18.30 or USD 19.80 (notional shares).

e.	Benefits in kind are all valued at market price, for example, health and welfare benefits and general expense allowances.

f.
Swiss executives participate in the same pension plan as all other employees. Under this plan, UBS makes contributions to the plan, which covers compensation of up to CHF 820,800. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV), but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components.

In both the US and the UK, senior management participates in the same pension plans as all other employees. In the US, there are separate pension plans for Wealth Management Americas compared with the other business divisions. There are generally two different types of pension plans. The grandfathered plans, which are no longer open to new hires, operate (depending on the abovementioned distinction by business division) either on a cash balance basis or a career average salary basis. Participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). The principal plans for new hires are defined contribution plans. In the defined contribution plans, UBS makes contributions to the plan based on compensation and limited to USD 245,000. US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a limited company matching contribution for employee contributions. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension upon retirement based on career average base salary (individual caps introduced as of 1 July 2010).

Corporate governance and compensation

Share and option ownership of GEB members on 31 December 2009 / 2010

					Potentially		Potentially
		Number of			conferred		conferred
		unvested	Number of	Total	voting	Number of	voting
	For the	shares /	vested	number of	rights	options	rights
Name, function[1]	year ended	at risk[2]	shares	shares	in %	held[3]	in %[4]

Oswald J. Grübel, Group Chief Executive Officer	2010	0	0	0	0.000	4,000,000	0.181

	2009	–	–	0	0.000	4,000,000	0.217

John Cryan, Group Chief Financial Officer	2010	221,879	185,975	407,854	0.018	382,673	0.017

	2009	–	–	235,929	0.013	382,673	0.021

Markus U. Diethelm, Group General Counsel	2010	178,619	75,700	254,319	0.012	0	0.000

	2009	–	–	112,245	0.006	0	0.000

John A. Fraser,	2010	326,702	316,541	643,243	0.029	1,088,795	0.049

Chairman and CEO Global Asset Management	2009	–	–	480,464	0.026	1,088,795	0.059

Lukas Gähwiler, CEO UBS Switzerland and co-CEO	2010	110,000	850	110,850	0.005	0	0.000

Wealth Management & Swiss Bank	2009	–	–	–		–

Carsten Kengeter, CEO Investment Bank	2010	916,201	363,047	1,279,248	0.058	905,000	0.041

	2009	–	–	516,909	0.028	905,000	0.049

Ulrich Körner, Group Chief Operating Officer and	2010	177,592	95,597	273,189	0.012	0	0.000

CEO Corporate Center	2009	–	–	0	0.000	0	0.000

Philip J. Lofts, Group Chief Risk Officer	2010	200,009	144,603	344,612	0.016	577,723	0.026

	2009	–	–	179,234	0.010	577,723	0.031

Robert J. McCann, CEO Wealth Management Americas	2010	138,598	540,866	679,464	0.031	0	0.000

	2009	–	–	602,481	0.033	0	0.000

Francesco Morra, former CEO UBS Switzerland[5]	2010	–	–	–		–

	2009	–	–	153,860	0.008	325,086	0.018

Alexander Wilmot-Sitwell, co-Chairman and	2010	274,739	213,613	488,352	0.022	353,807	0.016

co-CEO Group Asia Pacific	2009	–	–	286,767	0.016	353,807	0.019

Robert Wolf, Chairman and CEO, UBS Group Americas /	2010	242,805	635,382	878,187	0.040	948,473	0.043

President Investment Bank	2009	–	–	785,631	0.043	948,473	0.051

Chi-Won Yoon, co-Chairman and	2010	184,858	318,332	503,190	0.023	623,253	0.028

co-CEO Group Asia Pacific	2009	–	–	367,573	0.020	623,253	0.034

Jürg Zeltner, CEO UBS Wealth Management and	2010	113,609	9,405	123,014	0.006	205,470	0.009

co-CEO Wealth Management & Swiss Bank	2009	–	–	16,502	0.001	205,470	0.011

[1] This table includes vested and unvested shares and options held by GEB members, including related parties.   [2] Includes shares granted under PEP and IPP. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Deferred variable compensation plans” in this section for more information on both plans.   [3] Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.   [4] No conversion rights are outstanding.   [5] GEB member who stepped down during 2010.

  Advisory vote

Corporate governance and compensation
Compensation

Compensation details and additional information for non-independent BoD members

CHF, except where indicated[a]

							Contributions
	For the		Annual bonus	Annual			to retirement
Name, function[1]	year ended	Base salary	(cash)	share award		Benefits in kind[e]	benefits plans[f]	Total

Kaspar Villiger, Chairman	2010	850,000	0	500,000	[2]	141,308	0	1,491,308

	2009	602,083	0	0		74,488	0	676,571

Peter Kurer, former Chairman	2010	–	–	–		–	–	–

	2009	666,667	0	0		37,561	89,780	794,008

[1] 2010: Kaspar Villiger was the only non-independent member in office on 31 December 2010 and 31 December 2009, respectively. Peter Kurer did not stand for reelection at the AGM on 15 April 2009.  [2] These shares are blocked for four years.

Remuneration details and additional information for independent BoD members

CHF, except where indicated[a]

		Human				For the
		Resources &	Governance &	Corporate		period							Share
	Audit	Compensation	Nominating	Responsibility	Risk	AGM to		Committee	Benefits	Additional			percen-	Number of
Name, function[1]	Committee	Committee	Committee	Committee	Committee	AGM	Base fee	retainer(s)	in kind	payments		Total	tage[2]	shares[3,4]

Michel Demaré,	M		M			2010 / 2011	325,000	300,000		250,000	[5]	875,000	100	52,631

Vice Chairman	M					2009 / 2010	325,000	200,000	0	0		525,000	50	21,203

David Sidwell,					C	2010 / 2011	325,000	400,000		250,000	[5]	975,000	50	30,893

Senior Independent Director					C	2009 / 2010	325,000	400,000	0	0		725,000	50	29,281

Sally Bott,		C	M	M		2010 / 2011	325,000	450,000				775,000	50	24,556

member		C		M		2009 / 2010	325,000	350,000	0	0		675,000	50	27,261

Rainer-Marc Frey,	M				M	2010 / 2011	325,000	400,000				725,000	100	43,583

member					M	2009 / 2010	325,000	200,000	0	0		525,000	100	40,301

Bruno Gehrig,		M	M			2010 / 2011	325,000	200,000				525,000	50	16,634

member		M	M			2009 / 2010	325,000	200,000	0	0		525,000	50	21,203

Ann F. Godbehere,	M			M		2010 / 2011	325,000	250,000				575,000	50	18,219

member	M			M		2009 / 2010	325,000	250,000				575,000	50	23,222

Axel P. Lehmann,					M	2010 / 2011	325,000	200,000				525,000	100	31,519

member					M	2009 / 2010	325,000	200,000	0	0		525,000	100	40,301

Sergio Marchionne,						2010 / 2011						–

former Senior Independent Director, former Vice Chairman			M			2009 / 2010	325,000	100,000	0	250,000	[5]	675,000	100	51,845

Wolfgang Mayrhuber,		M		M		2010 / 2011	325,000	150,000				475,000	50	15,050

member						2009 / 2010						–

Helmut Panke,		M			M	2010 / 2011	325,000	300,000				625,000	50	19,803

member		M			M	2009 / 2010	325,000	300,000	0	0		625,000	50	25,242

William G. Parrett,	C					2010 / 2011	325,000	300,000				625,000	50	19,803

member	C					2009 / 2010	325,000	300,000	0	0		625,000	50	25,242

Peter R. Voser,						2010 / 2011						–

former member			M			2009 / 2010	325,000	100,000	0	0		425,000	50	17,164

Total 2010												6,700,000

Total 2009												6,425,000

Legend: C = Chairperson of the respective Committee; M = Member of the respective Committee

[1] There were 10 independent BoD members in office on 31 December 2010. Wolfgang Mayrhuber was appointed at the AGM on 14 April 2010 and Sergio Marchionne and Peter Voser stepped down from the BoD at the AGM on 14 April 2010. There were 11 independent BoD members in office on 31 December 2009. Michel Demaré, Ann F. Godbehere and Axel P. Lehmann were appointed at the AGM on 15 April 2009 and Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle stepped down from the BoD at the AGM on 15 April 2009.   [2] Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.   [3] For 2010, shares valued at CHF 18.56 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2011), included a price discount of 15%, for a new value of discount price CHF 15.78. These shares are blocked for four years. For 2009, shares valued at CHF 14.57 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2010), included a price discount of 15%, for a new value of discount price CHF 12.38. These shares are blocked for four years.   [4] Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution / withholding tax.   [5] This payment is associated with the Vice Chairman or the SID function, respectively.

Corporate governance and compensation

Total payments to all BoD members
CHF, except where indicated[a]	For the year ended	Total

Aggregate of all BoD members	2010	8,191,310

	2009	7,895,579

Share holdings of BoD members on 31 December 2009 / 2010
Name, function[1]	For the year ended	Number of shares held	Voting rights in %

Kaspar Villiger, Chairman	2010	22,500	0.001

	2009	22,500	0.001

Michel Demaré, Vice Chairman	2010	23,703	0.001

	2009	2,500	0.000

David Sidwell, Senior Independent Director	2010	69,354	0.003

	2009	40,073	0.002

Sally Bott, member	2010	39,542	0.002

	2009	12,281	0.001

Rainer-Marc Frey, member	2010	56,459	0.003

	2009	16,158	0.001

Bruno Gehrig, member	2010	37,775	0.002

	2009	16,572	0.001

Ann F. Godbehere, member	2010	23,222	0.001

	2009	0	0.000

Axel P. Lehmann, member	2010	58,452	0.003

	2009	18,151	0.001

Sergio Marchionne,	2010	–

former Senior Independent Director, former Vice Chairman[2]	2009	164,154	0,009

Wolfgang Mayrhuber, member	2010	0	0.000

	2009	–

Helmut Panke, member	2010	89,529	0.004

	2009	64,287	0.003

William G. Parrett, member	2010	42,815	0.002

	2009	17,573	0.001

Peter R. Voser, former member[2]	2010	–

	2009	68,310	0.004

[1] This table includes vested, unvested, blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2009 and 2010.   [2] BoD members who stepped down at the 2010 AGM.

  Advisory vote
Corporate governance and compensation
Compensation

Compensation paid to former BoD and GEB members[1]
CHF, except where indicated[a]
	For the
Name, function	year ended	Compensation	Benefits in kind	Total

Georges Blum, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	92,399	92,399

Franz Galliker, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	10,659	10,659

Walter G. Frehner, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	25,371	25,371

Hans (Liliane) Strasser, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	9,758	9,758

Robert Studer, former BoD member	2010	0	0	0

(Union Bank of Switzerland)	2009	0	18,751	18,751

Alberto Togni, former BoD member	2010	0	20,493	20,493

(UBS)	2009	320,136	355,983	676,119

Philippe (Alix) de Weck, former BoD member	2010	0	0	0

(Union Bank of Switzerland)	2009	0	93,135	93,135

Aggregate of all former GEB members[2]	2010	0	57,229	57,229

	2009	0	18,293	18,293

Aggregate of all former BoD and GEB members	2010	0	77,722	77,722

	2009	320,136	624,349	944,485

[1] Compensation or remuneration that is connected with the former member’s activity on the BoD or GEB, that is not at market conditions.   [2] Includes one former GEB member in 2010 and one former GEB member in 2009.

Total of all vested and unvested shares held by GEB members and non-independent BoD members[1]
		Of which
	Total	vested	Of which vesting
			2011	2012	2013	2014	2015

Shares held on 31 December 2010	4,409,345	2,922,411	582,787	411,339	282,754	105,027	105,027

			2010	2011	2012	2013	2014

Shares held on 31 December 2009	3,760,095	1,971,557	1,078,664	397,046	222,601	90,227	0

[1] Includes related parties.

No individual BoD or GEB member holds 1% or more of all shares issued.

Total of all blocked and unblocked shares held by independent BoD members[1]
		Of which
	Total	unblocked	Of which blocked until
			2011	2012	2013	2014

Shares held on 31 December 2010	440,851	46,010	4,266	9,349	127,970	253,256

			2010	2011	2012	2013

Shares held on 31 December 2009	420,059	123,053	6,232	13,352	35,737	241,685

[1] Includes related parties.

No individual Board member holds 1% or more of all shares issued.

Corporate governance and compensation

Vested and unvested options held by GEB members on 31 December 2009 / 20101

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Oswald J. Grübel, Group Chief Executive Officer

2010	4,000,000	4,000,000	2009	26/02/2009	25/02/2014	CHF 10.10

2009	4,000,000	4,000,000	2009	26/02/2009	25/02/2014	CHF 10.10

John Cryan, Group Chief Financial Officer

2010	382,673	21,362	2002	31/01/2003	31/01/2012	CHF 36.49

		20,731	2002	31/01/2004	31/01/2012	CHF 36.49

		20,725	2002	31/01/2005	31/01/2012	CHF 36.49

		5,454	2002	28/02/2003	28/02/2012	CHF 36.65

		5,294	2002	28/02/2004	28/02/2012	CHF 36.65

		5,292	2002	28/02/2005	28/02/2012	CHF 36.65

		23,626	2003	01/03/2004	31/01/2013	CHF 27.81

		23,620	2003	01/03/2005	31/01/2013	CHF 27.81

		23,612	2003	01/03/2006	31/01/2013	CHF 27.81

		5,526	2003	01/03/2004	28/02/2013	CHF 26.39

		5,524	2003	01/03/2005	28/02/2013	CHF 26.39

		5,524	2003	01/03/2006	28/02/2013	CHF 26.39

		17,072	2004	01/03/2005	27/02/2014	CHF 44.32

		17,068	2004	01/03/2006	27/02/2014	CHF 44.32

		17,063	2004	01/03/2007	27/02/2014	CHF 44.32

		14,210	2005	01/03/2006	28/02/2015	CHF 47.58

		14,210	2005	01/03/2007	28/02/2015	CHF 47.58

		14,207	2005	01/03/2008	28/02/2015	CHF 47.58

		5,330	2006	01/03/2007	28/02/2016	CHF 65.97

		5,328	2006	01/03/2008	28/02/2016	CHF 65.97

		5,326	2006	01/03/2009	28/02/2016	CHF 65.97

		17,762	2007	01/03/2008	28/02/2017	CHF 67.00

		17,762	2007	01/03/2009	28/02/2017	CHF 67.00

		17,760	2007	01/03/2010	28/02/2017	CHF 67.00

		53 285	2008	01/03/2011	28/02/2018	CHF 32.45

2009	382,673	21,362	2002	31/01/2003	31/01/2012	CHF 36.49

		20,731	2002	31/01/2004	31/01/2012	CHF 36.49

		20,725	2002	31/01/2005	31/01/2012	CHF 36.49

		5,454	2002	28/02/2003	28/02/2012	CHF 36.65

		5,294	2002	28/02/2004	28/02/2012	CHF 36.65

		5,292	2002	28/02/2005	28/02/2012	CHF 36.65

		23,626	2003	01/03/2004	31/01/2013	CHF 27.81

		23,620	2003	01/03/2005	31/01/2013	CHF 27.81

		23,612	2003	01/03/2006	31/01/2013	CHF 27.81

		5,526	2003	01/03/2004	28/02/2013	CHF 26.39

		5,524	2003	01/03/2005	28/02/2013	CHF 26.39

		5,524	2003	01/03/2006	28/02/2013	CHF 26.39

		17,072	2004	01/03/2005	27/02/2014	CHF 44.32

		17,068	2004	01/03/2006	27/02/2014	CHF 44.32

		17,063	2004	01/03/2007	27/02/2014	CHF 44.32

		14,210	2005	01/03/2006	28/02/2015	CHF 47.58

		14,210	2005	01/03/2007	28/02/2015	CHF 47.58

		14,207	2005	01/03/2008	28/02/2015	CHF 47.58

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

John Cryan, Group Chief Financial Officer (continued)

2009	382,673	5,330	2006	01/03/2007	28/02/2016	CHF 65.97

		5,328	2006	01/03/2008	28/02/2016	CHF 65.97

		5,326	2006	01/03/2009	28/02/2016	CHF 65.97

		17,762	2007	01/03/2008	28/02/2017	CHF 67.00

		17,762	2007	01/03/2009	28/02/2017	CHF 67.00

		17,760	2007	01/03/2010	28/02/2017	CHF 67.00

		53,285	2008	01/03/2011	28/02/2018	CHF 32.45

Markus U. Diethelm, Group General Counsel

2010	0

2009	0

John A. Fraser, Chairman and CEO Global Asset Management

2010	1,088,795	76,380	2002	31/01/2005	31/01/2012	USD 21.24

		127,884	2002	28/06/2005	28/06/2012	CHF 37.90

		127,884	2003	31/01/2006	31/01/2013	USD 22.53

		170,512	2004	01/03/2007	27/02/2014	USD 38.13

		202,483	2005	01/03/2008	28/02/2015	USD 44.81

		213,140	2006	01/03/2009	28/02/2016	CHF 72.57

		170,512	2007	01/03/2010	28/02/2017	CHF 73.67

2009	1,088,795	76,380	2002	31/01/2005	31/01/2012	USD 21.24

		127,884	2002	28/06/2005	28/06/2012	CHF 37.90

		127,884	2003	31/01/2006	31/01/2013	USD 22.53

		170,512	2004	01/03/2007	27/02/2014	USD 38.13

		202,483	2005	01/03/2008	28/02/2015	USD 44.81

		213,140	2006	01/03/2009	28/02/2016	CHF 72.57

		170,512	2007	01/03/2010	28/02/2017	CHF 73.67

Lukas Gähwiler, CEO UBS Switzerland and
co-CEO Wealth Management & Swiss Bank

2010	0

2009	–

Carsten Kengeter, CEO Investment Bank

2010	905,000	905,000	2009	01/03/2012	27/12/2019	CHF 40.00

2009	905,000	905,000	2009	01/03/2012	27/12/2019	CHF 40.00

Ulrich Körner, Group Chief Operating Officer and CEO Corporate Center

2010	0

2009	0

Philip J. Lofts, Group Chief Risk Officer

2010	577,723	11,445	2002	31/01/2003	31/01/2012	CHF 36.49

		11,104	2002	31/01/2004	31/01/2012	CHF 36.49

		11,098	2002	31/01/2005	31/01/2012	CHF 36.49

		1,240	2002	28/02/2003	28/02/2012	CHF 36.65

		5,464	2002	28/02/2004	28/02/2012	CHF 36.65

		1,199	2002	28/02/2005	28/02/2012	CHF 36.65

1 This table includes options held by GEB members, including related parties.  2 No conversion rights are outstanding.  3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

  Advisory vote
Corporate governance and compensation
Compensation

Vested and unvested options held by GEB members on 31 December 2009 / 20101 (continued)

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Philip J. Lofts, Group Chief Risk Officer (continued)

2010	577,723	9,985	2003	01/03/2004	31/01/2013	CHF 27.81

		9,980	2003	01/03/2005	31/01/2013	CHF 27.81

		9,974	2003	01/03/2006	31/01/2013	CHF 27.81

		1,833	2003	01/03/2004	28/02/2013	CHF 26.39

		1,830	2003	01/03/2005	28/02/2013	CHF 26.39

		1,830	2003	01/03/2006	28/02/2013	CHF 26.39

		35,524	2004	01/03/2005	27/02/2014	CHF 44.32

		35,524	2004	01/03/2006	27/02/2014	CHF 44.32

		35,521	2004	01/03/2007	27/02/2014	CHF 44.32

		117,090	2005	01/03/2008	28/02/2015	CHF 52.32

		117,227	2006	01/03/2009	28/02/2016	CHF 72.57

		85,256	2007	01/03/2010	28/02/2017	CHF 73.67

		74,599	2008	01/03/2011	28/02/2018	CHF 35.66

2009	577,723	11,445	2002	31/01/2003	31/01/2012	CHF 36.49

		11,104	2002	31/01/2004	31/01/2012	CHF 36.49

		11,098	2002	31/01/2005	31/01/2012	CHF 36.49

		1,240	2002	28/02/2003	28/02/2012	CHF 36.65

		5,464	2002	28/02/2004	28/02/2012	CHF 36.65

		1,199	2002	28/02/2005	28/02/2012	CHF 36.65

		9,985	2003	01/03/2004	31/01/2013	CHF 27.81

		9,980	2003	01/03/2005	31/01/2013	CHF 27.81

		9,974	2003	01/03/2006	31/01/2013	CHF 27.81

		1,833	2003	01/03/2004	28/02/2013	CHF 26.39

		1,830	2003	01/03/2005	28/02/2013	CHF 26.39

		1,830	2003	01/03/2006	28/02/2013	CHF 26.39

		35,524	2004	01/03/2005	27/02/2014	CHF 44.32

		35,524	2004	01/03/2006	27/02/2014	CHF 44.32

		35,521	2004	01/03/2007	27/02/2014	CHF 44.32

		117,090	2005	01/03/2008	28/02/2015	CHF 52.32

		117,227	2006	01/03/2009	28/02/2016	CHF 72.57

		85,256	2007	01/03/2010	28/02/2017	CHF 73.67

		74,599	2008	01/03/2011	28/02/2018	CHF 35.66

Robert J. McCann, CEO Wealth Management Americas

2010	0

2009	0

Francesco Morra, former CEO UBS Switzerland[4]

2010	–

2009	325,086	43,911	2006	01/03/2009	28/02/2016	CHF 72.57

		66,866	2007	01/03/2010	28/02/2017	CHF 73.67

		114,309	2008	01/03/2011	28/02/2018	CHF 35.66

		100,000	2009	01/03/2012	27/02/2019	CHF 11.35

Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific

2010	353,807	53,282	2005	01/03/2008	28/02/2015	CHF 47.58

		2,130	2005	04/03/2007	04/03/2015	CHF 47.89

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Alexander Wilmot-Sitwell, co-Chairman und co-CEO Group Asia Pacific (cont.)

2010	353,807	35,524	2006	01/03/2007	28/02/2016	CHF 65.97

		35,524	2006	01/03/2008	28/02/2016	CHF 65.97

		35,521	2006	01/03/2009	28/02/2016	CHF 65.97

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		85,256	2008	01/03/2011	28/02/2018	CHF 35.66

2009	353,807	53,282	2005	01/03/2008	28/02/2015	CHF 47.58

		2,130	2005	04/03/2007	04/03/2015	CHF 47.89

		35,524	2006	01/03/2007	28/02/2016	CHF 65.97

		35,524	2006	01/03/2008	28/02/2016	CHF 65.97

		35,521	2006	01/03/2009	28/02/2016	CHF 65.97

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		85,256	2008	01/03/2011	28/02/2018	CHF 35.66

Robert Wolf, Chairman and CEO, UBS Group Americas/
President Investment Bank

2010	948,473	287,739	2003	31/01/2006	31/01/2013	USD 22.53

		213,140	2004	01/03/2007	27/02/2014	USD 38.13

		127,884	2005	01/03/2008	28/02/2015	USD 44.81

		106,570	2006	01/03/2009	28/02/2016	CHF 72.57

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		106,570	2008	01/03/2011	28/02/2018	CHF 35.66

2009	948,473	287,739	2003	31/01/2006	31/01/2013	USD 22.53

		213,140	2004	01/03/2007	27/02/2014	USD 38.13

		127,884	2005	01/03/2008	28/02/2015	USD 44.81

		106,570	2006	01/03/2009	28/02/2016	CHF 72.57

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		106,570	2008	01/03/2011	28/02/2018	CHF 35.66

Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific

2010	623,253	11,577	2002	31/01/2002	31/01/2012	USD 21.24

		11,229	2002	31/01/2004	31/01/2012	USD 21.24

		11,227	2002	31/01/2005	31/01/2012	USD 21.24

		2,252	2002	28/02/2002	28/02/2012	USD 21.70

		6,446	2002	29/02/2004	28/02/2012	USD 21.70

		2,184	2002	28/02/2005	28/02/2012	USD 21.70

		8,648	2003	01/03/2004	31/01/2013	USD 20.49

		8,642	2003	01/03/2005	31/01/2013	USD 20.49

		8,635	2003	01/03/2006	31/01/2013	USD 20.49

		4,262	2003	28/02/2005	28/02/2013	USD 19.53

		3,374	2003	01/03/2004	28/02/2013	USD 19.53

		3,371	2003	01/03/2005	28/02/2013	USD 19.53

		3,371	2003	01/03/2006	28/02/2013	USD 19.53

		6,200	2004	01/03/2005	27/02/2014	CHF 44.32

		4,262	2004	27/02/2006	27/02/2014	CHF 44.32

		6,198	2004	01/03/2006	27/02/2014	CHF 44.32

		6,195	2004	01/03/2007	27/02/2014	CHF 44.32

		10,659	2005	01/03/2006	28/02/2015	CHF 47.58

1 This table includes options held by GEB members, including related parties.  2 No conversion rights are outstanding.  3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  4 GEB member who stepped down during 2010.

Corporate governance and compensation

Vested and unvested options held by GEB members on 31 December 2009 / 20101 (continued)

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Chi-Won Yoon, co-Chairman und co-CEO Group Asia Pacific (continued)

2010	623,253	10,657	2005	01/03/2007	28/02/2015	CHF 47.58

		10,654	2005	01/03/2008	28/02/2015	CHF 47.58

		21,316	2006	01/03/2007	28/02/2016	CHF 65.97

		21,314	2006	01/03/2008	28/02/2016	CHF 65.97

		21,311	2006	01/03/2009	28/02/2016	CHF 65.97

		8,881	2007	01/03/2008	28/02/2017	CHF 67.00

		8,880	2007	01/03/2009	28/02/2017	CHF 67.00

		8,880	2007	01/03/2010	28/02/2017	CHF 67.00

		42,628	2008	01/03/2011	28/02/2018	CHF 32.45

		350,000	2009	01/03/2012	27/02/2019	CHF 11.35

2009	623,253	11,577	2002	31/01/2002	31/01/2012	USD 21.24

		11,229	2002	31/01/2004	31/01/2012	USD 21.24

		11,227	2002	31/01/2005	31/01/2012	USD 21.24

		2,252	2002	28/02/2002	28/02/2012	USD 21.70

		6,446	2002	29/02/2004	28/02/2012	USD 21.70

		2,184	2002	28/02/2005	28/02/2012	USD 21.70

		8,648	2003	01/03/2004	31/01/2013	USD 20.49

		8,642	2003	01/03/2005	31/01/2013	USD 20.49

		8,635	2003	01/03/2006	31/01/2013	USD 20.49

		4,262	2003	28/02/2005	28/02/2013	USD 19.53

		3,374	2003	01/03/2004	28/02/2013	USD 19.53

		3,371	2003	01/03/2005	28/02/2013	USD 19.53

		3,371	2003	01/03/2006	28/02/2013	USD 19.53

		6,200	2004	01/03/2005	27/02/2014	CHF 44.32

		4,262	2004	27/02/2006	27/02/2014	CHF 44.32

		6,198	2004	01/03/2006	27/02/2014	CHF 44.32

		6,195	2004	01/03/2007	27/02/2014	CHF 44.32

		10,659	2005	01/03/2006	28/02/2015	CHF 47.58

		10,657	2005	01/03/2007	28/02/2015	CHF 47.58

		10,654	2005	01/03/2008	28/02/2015	CHF 47.58

		21,316	2006	01/03/2007	28/02/2016	CHF 65.97

		21,314	2006	01/03/2008	28/02/2016	CHF 65.97

		21,311	2006	01/03/2009	28/02/2016	CHF 65.97

		8,881	2007	01/03/2008	28/02/2017	CHF 67.00

		8,880	2007	01/03/2009	28/02/2017	CHF 67.00

		8,880	2007	01/03/2010	28/02/2017	CHF 67.00

		42,628	2008	01/03/2011	28/02/2018	CHF 32.45

		350,000	2009	01/03/2012	27/02/2019	CHF 11.35

Jürg Zeltner, CEO UBS Wealth Management and
co-CEO Wealth Management & Swiss Bank

2010	205,470	809	2002	31/01/2003	31/01/2012	CHF 36.49

		784	2002	31/01/2004	31/01/2012	CHF 36.49

		784	2002	31/01/2005	31/01/2012	CHF 36.49

		4,972	2004	01/03/2007	27/02/2014	CHF 44.32

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Jürg Zeltner, CEO UBS Wealth Management and
co-CEO Wealth Management & Swiss Bank (continued)

2010	205,470	7,106	2005	01/03/2006	28/02/2015	CHF 47.58

		7,103	2005	01/03/2007	28/02/2015	CHF 47.58

		7,103	2005	01/03/2008	28/02/2015	CHF 47.58

		93	2005	04/03/2007	04/03/2015	CHF 47.89

		161	2005	06/06/2007	06/06/2015	CHF 45.97

		149	2005	09/09/2007	09/09/2015	CHF 50.47

		127	2005	05/12/2007	05/12/2015	CHF 59.03

		7,106	2006	01/03/2007	28/02/2016	CHF 65.97

		7,103	2006	01/03/2008	28/02/2016	CHF 65.97

		7,103	2006	01/03/2009	28/02/2016	CHF 65.97

		110	2006	03/03/2008	03/03/2016	CHF 65.91

		242	2006	09/06/2008	09/06/2016	CHF 61.84

		230	2006	08/09/2008	08/09/2016	CHF 65.76

		221	2006	08/12/2008	08/12/2016	CHF 67.63

		7,105	2007	01/03/2008	28/02/2017	CHF 67.00

		7,105	2007	01/03/2009	28/02/2017	CHF 67.00

		7,103	2007	01/03/2010	28/02/2017	CHF 67.00

		223	2007	02/03/2009	02/03/2017	CHF 67.08

		42,628	2008	01/03/2011	28/02/2018	CHF 35.66

		90,000	2009	01/03/2012	27/02/2019	CHF 11.35

2009	205,470	809	2002	31/01/2003	31/01/2012	CHF 36.49

		784	2002	31/01/2004	31/01/2012	CHF 36.49

		784	2002	31/01/2005	31/01/2012	CHF 36.49

		4,972	2004	01/03/2007	27/02/2014	CHF 44.32

		7,106	2005	01/03/2006	28/02/2015	CHF 47.58

		7,103	2005	01/03/2007	28/02/2015	CHF 47.58

		7,103	2005	01/03/2008	28/02/2015	CHF 47.58

		93	2005	04/03/2007	04/03/2015	CHF 47.89

		161	2005	06/06/2007	06/06/2015	CHF 45.97

		149	2005	09/09/2007	09/09/2015	CHF 50.47

		127	2005	05/12/2007	05/12/2015	CHF 59.03

		7,106	2006	01/03/2007	28/02/2016	CHF 65.97

		7,103	2006	01/03/2008	28/02/2016	CHF 65.97

		7,103	2006	01/03/2009	28/02/2016	CHF 65.97

		110	2006	03/03/2008	03/03/2016	CHF 65.91

		242	2006	09/06/2008	09/06/2016	CHF 61.84

		230	2006	08/09/2008	08/09/2016	CHF 65.76

		221	2006	08/12/2008	08/12/2016	CHF 67.63

		7,105	2007	01/03/2008	28/02/2017	CHF 67.00

		7,105	2007	01/03/2009	28/02/2017	CHF 67.00

		7,103	2007	01/03/2010	28/02/2017	CHF 67.00

		223	2007	02/03/2009	02/03/2017	CHF 67.08

		42,628	2008	01/03/2011	28/02/2018	CHF 35.66

		90,000	2009	01/03/2012	27/02/2019	CHF 11.35

1 This table includes options held by GEB members, including related parties.   2 No conversion rights are outstanding.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

  Advisory vote
Corporate governance and compensation
Compensation

Loans granted to GEB members on 31 December 2009 / 2010
CHF, except where indicated[a]
Name, function[1]	For the year ended	Loans[2]

Jürg Zeltner, CEO UBS Wealth Management, co-CEO Wealth Management & Swiss Bank[3]	2010	5,739,862

Jürg Zeltner, CEO UBS Wealth Management, co-CEO Wealth Management & Swiss Bank[3]	2009	5,800,202

Aggregate of all GEB members	2010	20,696,569

	2009	15,356,483

[1] No loans have been granted to related parties of the GEB members at conditions not customary in the market. [2] All loans granted are secured loans. [3] GEB member with the highest loan granted.

Loans granted to BoD members on 31 December 2009 / 2010
CHF, except where indicated[a]
Name, function[1]	For the year ended	Loans[2]

Kaspar Villiger, Chairman	2010	0

	2009	0

Michel Demaré, Vice Chairman	2010	850,000

	2009	850,000

David Sidwell, Senior Independent Director	2010	0

	2009	0

Sergio Marchionne, former Senior Independent Director, former Vice Chairman[3]	2010	–

	2009	0

Sally Bott, member	2010	0

	2009	0

Rainer-Marc Frey, member	2010	0

	2009	0

Bruno Gehrig, member[4]	2010	798,000

	2009	798,000

Ann F. Godbehere, member	2010	0

	2009	0

Axel P. Lehmann, member	2010	0

	2009	0

Wolfgang Mayrhuber, member	2010	0

	2009	0

Helmut Panke, member	2010	0

	2009	0

William G. Parrett, member[4]	2010	0

	2009	1,260,731

Peter R. Voser, member[3]	2010	–

	2009	0

Aggregate of all BoD members	2010	1,648,000

	2009	2,908,731

[1] No loans have been granted to related parties of BoD members at conditions not customary in the market.   [2] All loans granted are secured loans.   [3] BoD members who stepped down at the 2010 AGM.   [4] Secured loans granted prior to their election to the BoD.

Financial
information

Financial information

254	Introduction and accounting principles
255	Critical accounting policies

259	Consolidated financial statements

259	Management’s report on internal control over financial reporting
260	Report of independent registered public accounting firm on internal control over financial reporting
262	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
265	Income statement
266	Statement of comprehensive income
267	Balance sheet
268	Statement of changes in equity
271	Statement of cash flows

273	Notes to the consolidated financial statements
273	1	Summary of significant accounting policies
293	2a	Segment reporting
297	2b	Segment reporting by geographic location

298	Income statement notes
298	3	Net interest and trading income
299	4	Net fee and commission income
300	5	Other income
300	6	Personnel expenses
300	7	General and administrative expenses
301	8	Earnings per share (EPS) and shares outstanding

302	Balance sheet notes: assets
302	9a	Due from banks and loans (held at amortized cost)
303	9b	Allowances and provisions for credit losses
303	10	Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments
304	11	Trading portfolio
306	12	Financial assets designated at fair value
307	13	Financial investments available-for-sale
308	14	Investments in associates
308	15	Property and equipment
309	16	Goodwill and intangible assets
311	17	Other assets

312	Balance sheet notes: liabilities
312	18	Due to banks and customers
312	19	Financial liabilities designated at fair value and debt issued
314	20	Other liabilities
314	21	Provisions and contingent liabilities
320	22	Income taxes
322	23	Derivative instruments and hedge accounting

329	Off-balance-sheet information
329	24	Pledgeable off-balance-sheet securities
329	25	Operating lease commitments

330	Additional information
330	26	Capital increase and mandatory convertible notes
330	27	Fair value of financial instruments
340	28	Pledged assets and transferred financial assets which do not qualify for derecognition
341	29	Measurement categories of financial assets and financial liabilities
345	30	Pension and other post-employment benefit plans
351	31	Equity participation and other compensation plans
359	32	Related parties
362	33	Events after the reporting period
362	34	Significant subsidiaries and associates
365	35	Invested assets and net new money
366	36	Business combinations
367	37	Discontinued operations
367	38	Reorganizations and disposals
368	39	Currency translation rates
368	40	Swiss banking law requirements
370	41	Supplemental guarantor information required under SEC rules

Financial information

379	UBS AG (Parent Bank)

379	Parent Bank review

380	Parent Bank financial statements
380	Income statement
381	Balance sheet
382	Statement of appropriation of retained earnings

383	Notes to the Parent Bank financial statements
383	Accounting policies

385	Additional income statement information
385	Net trading income
385	Extraordinary income and expenses

386	Additional balance sheet information
386	Assets pledged or assigned as security for own obligations and assets subject to reservation of title
386	Allowances and provisions
387	Statement of shareholders’ equity
387	Share capital and significant shareholders
388	Shareholders registered in the UBS shares register with 3% or more of shares issued
388	Other assets
388	Other liabilities

389	Off-balance-sheet and other information
389	Commitments and contingent liabilities
389	Derivative instruments
389	Fiduciary transactions
390	Due to UBS pension plans
390	Transactions with related parties
390	Outsourcing
390	Dispensations in statutory financial statements
390	Personnel

391	Corporate governance and compensation report
391	Total compensation for all GEB members
392	Share and option ownership of GEB members
393	Compensation details and additional information for non-independent BoD members
393	Remuneration details and additional information for independent BoD members
394	Total payments to all BoD members
394	Share holdings of BoD members
395	Compensation paid to former BoD and GEB members
396	Vested and unvested options held by GEB members
399	Loans granted to GEB members
399	Loans granted to BoD members

400	Report of the statutory auditor on the financial statements
402	Confirmations of the auditors concerning conditional capital increase

405	Additional disclosure required under SEC regulations

405	A – Introduction

406	B – Selected financial data
407	Key figures
408	Income statement data
409	Balance sheet data
409	Ratio of earnings to fixed charges

410	C – Information on the company
410	Property, plant and equipment

411	D – Information required by industry guide 3
411	Selected statistical information
411	Average balances and interest rates
413	Analysis of changes in interest income and expense
415	Deposits
416	Short-term borrowings
416	Contractual maturities of investments in debt instruments available-for-sale
417	Due from banks and loans (gross)
418	Due from banks and loan maturities (gross)
419	Impaired and non-performing loans
420	Cross-border outstandings
421	Summary of movements in allowances and provisions for credit losses
422	Allocation of the allowances and provisions for credit losses
423	Due from banks and loans by industry sector (gross)
424	Loss history statistics

Financial information

Introduction and accounting principles

The financial information section of UBS’s Annual Report 2010 comprises: a) the critical accounting policies applied when preparing the consolidated financial statements of UBS Group, b) the audited consolidated financial statements of UBS Group (the “Financial Statements”) for 2010, 2009 and 2008, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), c) the audited financial statements of UBS AG, the Parent Bank, for 2010 and 2009, prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Federal Banking Law, and d) additional disclosures required under SEC regulations.
The basis of accounting of UBS’s Group financial statements is described in Note 1 to the financial statements. Except where otherwise explicitly stated, all financial data are in Swiss francs (CHF), all financial information is presented on a consolidated basis under IFRS, and all references to “UBS” refer to the UBS Group and not to the Parent Bank. UBS AG, the Swiss Parent Bank, includes branches worldwide and owns all the UBS companies, directly or indirectly. All references to 2010, 2009 and 2008 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2010, 2009 and 2008, respectively. The financial statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd.

Financial information

Critical accounting policies

Basis of preparation and selection of policies

UBS prepares its Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board. The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting policies that are deemed critical to UBS’s results and financial position, in terms of materiality of the items to which the policy is applied, and which involve significant assumptions and estimates, are discussed in this section. A broader and more detailed description of the accounting policies that UBS employs is shown in Note 1 to the Financial Statements.

The application of assumptions and estimates means that any selection of different assumptions would cause the reported results to differ. UBS believes that the assumptions it has made are appropriate, and that UBS’s Financial Statements therefore present the financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding UBS’s Financial Statements. They are not intended to suggest that other assumptions would be more appropriate.
Many of the judgments that UBS makes when applying accounting principles depend on an assumption, which UBS believes to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures, i.e. that UBS does not need to realize positions at unfavorable prices in order to fund immediate cash needs.

Fair value of financial instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, the fair values are estimated using observable data in respect of similar financial instruments as well as models. Where market observable inputs are not available, inputs are estimated based on appropriate assumptions. Where valuation techniques or models are used to determine fair values, they are periodically reviewed and validated by qualified personnel independent of those who sourced them. Models are calibrated to ensure that outputs reflect actual data and comparative market prices. Where practicable, models use only observable data; however, areas such as default rates, volatilities and correlations require management to make estimates.

    The valuation techniques or models employed may not fully reflect all of the factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to allow for additional factors including model risk, liquidity risk and credit risk. UBS uses different approaches to calculate the credit risk, depending on the classification of a financial instrument at fair value. A credit valuation adjustment (CVA) approach based on an expected exposure profile is used to adjust the fair value of Positive replacement values to reflect counterparty credit risk if deemed necessary. Correspondingly, a debit valuation adjustment (DVA) approach is applied to incorporate the own credit risk in the fair value of uncollateralized Negative replacement values. The own credit risk for Financial liabilities designated at fair value is calculated using the funds transfer price (FTP) curve.

As of 31 December 2010, financial assets and financial liabilities for which valuation techniques or models are used and whose inputs are observable (level 2) amounted to CHF 496 billion each. Financial assets and financial liabilities whose valuations include significant unobservable inputs (level 3) amounted to CHF 25 billion each.
Changes in assumptions for input factors would affect the reported fair value of financial instruments. If management had used reasonably possible alternative assumptions for UBS’s level 3 instruments accounted for at fair value through profit or loss, the fair value of cash instruments would have been up to CHF 0.6 billion higher or lower on 31 December 2010. Similarly, the fair value of derivative instruments would have been up to CHF 1.2 billion higher or lower than the amounts recognized on UBS’s balance sheet on 31 December 2010. Favorable valuation changes for assets would be offset to a significant degree by unfavorable changes in liabilities and vice versa, as a consistent use of different assumptions and estimates would prevent a simultaneous favorable or unfavorable valuation change of assets and liabilities.
The valuation of financial instruments is described in detail in Note 27.

Goodwill impairment test

Goodwill allocated to the Investment Bank on 31 December 2010 amounted to CHF 3.0 billion, to Wealth Management Americas CHF 3.3 billion, to Wealth Management CHF 1.4 billion and to Global Asset Management CHF 1.4 billion.

The recoverable amount is determined using a discounted cash flow model, which uses inputs that consider features of the banking business and its regulatory environment. The recoverable amount is calculated by estimating streams of earnings available to shareholders over the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of

Financial information

fifth-year profit, the cost of equity and the long-term growth rate. For the 2010 test, the discount rates and long-term growth rates used to calculate the present values of the cash generating units remained unchanged. The recoverable amount of a segment is the sum of discounted earnings available to shareholders from the first five individually forecast years and the terminal value.

The carrying amount for each segment is determined by reference to the Equity Attribution framework. Within this framework, which is described in the Treasury management section of this report, management attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets. Until the end of 2009, the carrying amount for each segment was determined by a roll-forward of the historic carrying amount. The change in methodology for determining the carrying amount of the cash-generating units from the roll-forward approach to the Equity Attribution framework was made in 2010 as the principles underlying the Equity Attribution framework were approved by the Board of Directors during the year. Moreover, the framework became embedded in the Bank for purposes of measuring the performance of each of its businesses. This new methodology is aligned with the 2010 business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.
The same impairment test model is applied to all segments carrying goodwill. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on real growth rates and expected inflation. Earnings available to shareholders are estimated based on forecast results, which take into account business initiatives and planned capital investments. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable.
On the basis of the impairment testing methodology described in Note 16 and Note 1a) 20), UBS concluded that the year-end 2010 balances of goodwill allocated to all its segments remain recoverable.
In addition, a stress test was performed employing the same discounted cash flow model. The earnings used were based on an economic stress scenario. The stressed values exceeded the carrying values of all business divisions, including the Investment Bank and Wealth Management Americas. However, if the regulatory pressure on the banking industry intensifies and conditions in the financial markets turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in these business divisions may become impaired in future quarters.

Impairment of loans and receivables measured at amortized cost

Loan impairment allowances represent management’s best estimate of losses incurred in the lending portfolio at the balance sheet date. The loan portfolio, which is measured at amortized cost less impairment, consists of financial assets presented on the balance sheet line Due from banks and Loans, including reclassified securities. In addition, irrevocable loan commitments are also tested for impairment as described below.

Credit loss expense is recognized if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms or the equivalent value. A financial asset or group of financial assets is impaired only if a loss event occurred after the initial recognition of the financial asset(s), but not later than at the balance sheet date (“incurred loss model”). Management is required to exercise judgment in making assumptions and estimations when calculating impairment losses both on a counterparty-specific level and collectively.
The impairment loss is the difference between the carrying value of the financial asset and the estimated recoverable amount. The estimated recoverable amount is the present value, using the loan’s original effective interest rate (EIR), of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR. An allowance for credit losses is reported as a reduction of the carrying value of the financial asset on the balance sheet.
Reclassified and acquired securities: UBS periodically revises its estimated cash flows associated with the portfolio of securities backed by multiple assets. Adverse revisions in cash flow estimates related to credit events are recognized in profit or loss as credit loss expenses. For reclassified securities, increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the EIR on the loan from the date of change.
On 31 December 2010, UBS’s gross loan portfolio was CHF 264 billion; the related allowances amounted to CHF 1.1 billion. Impairment charges presented as net credit loss expense were CHF 66 million in 2010, of which CHF 172 million related to securities (reclassified and acquired).
UBS’s policy on allowances and provisions for credit losses is described in Note 1a) 11).

Consolidation of Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) and interacts with non-sponsored SPEs for a variety of reasons, including to allow clients to obtain or be exposed to specific risk and reward profiles, to be provided funding or to sell or purchase credit risk. In accordance with IFRS, UBS does not consolidate SPEs that it does not control. In order to determine whether or not UBS controls an SPE, it evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on UBS’s behalf according to its specific business needs so that UBS obtains the benefits from the SPE’s operations, or (b) UBS has decision-making powers to obtain the majority of the benefits of the activities of the SPE, or UBS has delegated these decision-making

Financial information

powers by setting up an autopilot mechanism, or (c) UBS has the rights to obtain the majority of the benefits of the activities of an SPE and therefore may be exposed to risks arising from the activities of the SPE, or (d) UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together require a significant degree of judgment to reach a conclusion. The exposure to volatility in profits and the absorption of risks and rewards, as well as the ability to make operational decisions for the SPE in question are generally the factors to which most weight is given in reaching a conclusion.

UBS’s policy on consolidation of SPEs is further described in Note 1a) 3).

Equity compensation

UBS recognizes shares, performance shares, options and share-settled stock appreciation rights (SARs) awarded to employees as compensation expenses based on their fair value at grant date. The performance shares, options and SARs that UBS issues to its employees have features that make them not directly comparable with UBS’s shares traded in active markets. Accordingly, UBS cannot determine the fair value by reference to a quoted market price, but instead estimates fair value by using suitable option valuation models. The models require inputs such as expected dividends, share price volatility and historical employee exercise behavior patterns based on statistical data.

Some of the model inputs UBS uses are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different valuations, which in turn would result in higher or lower compensation expense being recognized.
Several recognized valuation models exist, but none can be singled out as the best or most correct. The models UBS applies have been selected because they are able to handle some of the specific features included in the various instruments granted to UBS’s employees. If UBS were to use different models, the values produced would differ, even if the same inputs were used.
Further information on UBS equity compensation plans is disclosed in Note 1a) 24) and Note 31 to the Financial Statements.

Deferred taxes

Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; and b) expenses recognized in UBS’s income statement that are not deductible until the associated cash flows occur.

UBS records a valuation allowance to reduce its deferred tax assets to the amount which can be recognized in line with the relevant accounting standards. The level of deferred tax asset recognition is influenced by management’s assessment of UBS’s fu-

ture profitability having regard to relevant business plan forecasts. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future profitability.

Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. The deferred tax assets recognized on 31 December 2010 have been based on future profitability assumptions over the five-year time horizon, adjusted to take into account the recognition criteria of IAS 12. The level of deferred tax assets recognized may, however, need to be adjusted in the future in the event of changes in those profitability assumptions. On 31 December 2010, the recognized deferred tax assets amounted to CHF 9.5 billion, which included an amount of CHF 8.9 billion in respect of tax losses (mainly in Switzerland and the US) that can be utilized to offset taxable income in future years. Refer to Note 22 for further details.
UBS’s policy on deferred taxes is described in more detail in Note 1a) 21).

Hedge accounting

The Group uses derivative instruments as part of its asset and liability management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria, they are designated as fair value hedges, cash flow hedges or net investment hedges. The designation of derivatives as hedging instruments is at the discretion of UBS.

At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items.
Changes in the fair value of derivatives that qualify as fair value hedges are recorded in the income statement along with the change in the fair value of the hedged item attributable to the hedged risk. The effective portion of changes in the fair value of derivatives that qualify as cash flow hedges is recognized in equity and transferred to profit or loss in the same periods in which the hedged cash flows affect profit or loss. Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.
The Group discontinues hedge accounting when it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or

Financial information

when a forecast transaction is no longer deemed highly probable. In certain circumstances, the Group may decide to discontinue hedge accounting even though the mentioned criteria for discontinuing are not fulfilled. De-designated hedging derivatives are treated as held for trading from the de-designation date.

Further information on hedge accounting is disclosed in Note 1a) 15) and Note 23.

Provisions

Provisions are recognized when UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

When a provision is recognized, its amount may need to be estimated as the exact amount of the obligation is often unknown. The estimate is based on all available information and reflects the amount that in management’s opinion represents the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Future events that may affect the amount required to settle the obligation are reflected in the amount provided, whenever there is sufficient objective evidence that such future events will occur. UBS revises existing provisions up or down as soon as it is able to quantify the amounts more accurately. Management is required to exercise judgment in making assumptions and estimations when calculating provisions.
Provisions are classified in Note 21 into the following categories: operational risks, litigation, restructuring and other. Operational risks includes provisions resulting from security risks and transaction processing risks. Litigation includes provisions for claims related to legal, liability and compliance risks. Other includes reinstatement costs for leasehold improvement, provisions for onerous lease contracts, provisions for employee benefits and other items.

    Further details of UBS’s policy on provisions are contained in Note 1a) 26).

Pension and other post-employment benefit plans

The defined benefit obligation at the end of the year and the net periodic pension cost for the year depend on the expected future benefit promises that are determined using a number of economic and demographic assumptions. The economic assumptions include the discount rate, the expected salary increase, the expected return on plan assets as well as the rate of pension increase.

The discount rate is determined by reference to rates of return on high-quality fixed-income investments of appropriate term at the measurement date. For the Swiss pension plan, this assumption decreased to 2.8% in 2010 compared with 3.3% in 2009 and reflects the decline in the Swiss franc interest rate observed in the market.
The assumption for salary increases reflects the long-term expectations for salary growth and takes into account inflation, seniority, promotion and other relevant factors such as supply and demand in the labor market. For the Swiss pension plan, the assumption for 2010 remained stable in comparison with 2009.
The expected return on plan assets is the long-term average return that is expected on the pension assets. This assumption takes into account the expected returns for each asset class, e.g. equities, debt instruments and real estate. For the Swiss pension plan, the assumption for 2010 was 4.3% compared with 4.5% in 2009.
The assumption for pension increases reflects the long-term expectations of pension increases. For the Swiss pension plan, this assumption decreased to 0.3% in 2010 compared with 0.5% in 2009.
More information on Pension and other post-employment benefit plans (including the assumptions for the international pension plans) is given in Note 30 and Note 1a) 23).

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

UBS management assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of 31 December 2010, UBS’s internal control over financial reporting was effective.
The effectiveness of UBS’s internal control over financial reporting as of 31 December 2010 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 260 to 261, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2010.

Financial information
Consolidated financial statements

Ernst & Young Ltd Aeschengraben 9 CH-4002 Basel
Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 3 March 2011

Report of independent registered public accounting firm on
internal control over financial reporting

We have audited the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting on page 259. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Financial information

2

In our opinion, UBS AG and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria.

We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG and its subsidiaries as of 31 December 2010 and 2009, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2010 and notes thereto, of UBS AG and our report dated 3 March 2011 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Jonathan Bourne	Dr. Andreas Blumer
Licensed Audit Expert	Licensed Audit Expert
(Auditor in Charge)

Financial information
Consolidated financial statements

Ernst & Young Ltd Aeschengraben 9 CH-4002 Basel
Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 3 March 2011

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of UBS AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2010 and 2009, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2010 on pages 265 to 378.

Board of Directors’ responsibility

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

Auditor’s responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used

Financial information

2

and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG and its subsidiaries at 31 December 2010 and 2009, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2010 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 3 March 2011 expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Ernst & Young Ltd

Jonathan Bourne	Dr. Andreas Blumer
Licensed Audit Expert	Licensed Audit Expert
(Auditor in Charge)

Financial information
Consolidated financial statements

Financial information

Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.10	31.12.09	31.12.08	31.12.09

Continuing operations

Interest income	3	18,872	23,461	65,679	(20)

Interest expense	3	(12,657)	(17,016)	(59,687)	26

Net interest income	3	6,215	6,446	5,992	(4)

Credit loss (expense) / recovery		(66)	(1,832)	(2,996)	96

Net interest income after credit loss expense		6,149	4,614	2,996	33

Net fee and commission income	4	17,160	17,712	22,929	(3)

Net trading income	3	7,471	(324)	(25,820)

Other income	5	1,214	599	692	103

Total operating income		31,994	22,601	796	42

Personnel expenses	6	16,920	16,543	16,262	2

General and administrative expenses	7	6,585	6,248	10,498	5

Depreciation of property and equipment	15	918	1,048	1,241	(12)

Impairment of goodwill	16	0	1,123	341	(100)

Amortization of intangible assets	16	117	200	213	(42)

Total operating expenses		24,539	25,162	28,555	(2)

Operating profit from continuing operations before tax		7,455	(2,561)	(27,758)

Tax expense / (benefit)	22	(381)	(443)	(6,837)	14

Net profit from continuing operations		7,836	(2,118)	(20,922)

Discontinued operations

Profit from discontinued operations before tax	37	2	(7)	198

Tax expense	22	0	0	1

Net profit from discontinued operations		2	(7)	198

Net profit		7,838	(2,125)	(20,724)

Net profit attributable to non-controlling interests		304	610	568	(50)

from continuing operations		303	600	520	(50)

from discontinued operations		1	10	48	(90)

Net profit attributable to UBS shareholders		7,534	(2,736)	(21,292)

from continuing operations		7,533	(2,719)	(21,442)

from discontinued operations		1	(17)	150

Earnings per share (CHF)

Basic earnings per share	8	1.99	(0.75)	(7.63)

from continuing operations		1.99	(0.74)	(7.68)

from discontinued operations		0.00	0.00	0.05

Diluted earnings per share	8	1.96	(0.75)	(7.63)

from continuing operations		1.96	(0.74)	(7.69)

from discontinued operations		0.00	0.00	0.05

Financial information
Consolidated financial statements

Statement of comprehensive income

	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Net profit	7,838	(2,125)	(20,724)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(2,044)	(35)	(4,509)

Foreign exchange amounts reclassified to the income statement from equity	237	(259)	202

Income tax relating to foreign currency translation movements	121	22	(17)

Subtotal foreign currency translation movements, net of tax	(1,686) [1]	(272)	(4,324)

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(499)	157	(903)

Impairment charges reclassified to the income statement from equity	72	70	47

Realized gains reclassified to the income statement from equity	(357)	(147)	(645)

Realized losses reclassified to the income statement from equity	153	1	6

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	13	(54)	341

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax	(618) [1]	27	(1,154)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	927	78	2,001

Net realized (gains) / losses reclassified to the income statement from equity	(1,108)	(756)	178

Income tax effects relating to cash flow hedges	38	257	(520)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	(143)	(421)	1,659

Total other comprehensive income	(2,447)	(667)	(3,818)

Total comprehensive income	5,391	(2,792)	(24,542)

Total comprehensive income attributable to non-controlling interests	(484)	484	(77)

Total comprehensive income attributable to UBS shareholders	5,875	(3,276)	(24,465)

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations is negative CHF 909 million and related to financial investments available-for-sale is negative CHF 607 million.

Financial information

Balance sheet

					% change from
CHF million	Note	31.12.10	31.12.09	31.12.08	31.12.09

Assets

Cash and balances with central banks		26,939	20,899	32,744	29

Due from banks	9	17,133	16,804	17,694	2

Cash collateral on securities borrowed	10	62,454	63,507	122,897	(2)

Reverse repurchase agreements	10	142,790	116,689	224,648	22

Trading portfolio assets	11	167,463	188,037	271,838	(11)

Trading portfolio assets pledged as collateral	11	61,352	44,221	40,216	39

Positive replacement values	23	401,146	421,694	854,100	(5)

Cash collateral receivables on derivative instruments	10	38,071	53,774	85,703	(29)

Financial assets designated at fair value	12	8,504	10,223	12,882	(17)

Loans	9	262,877	266,477	291,456	(1)

Financial investments available-for-sale	13	74,768	81,757	5,248	(9)

Accrued income and prepaid expenses		5,466	5,816	6,141	(6)

Investments in associates	14	790	870	892	(9)

Property and equipment	15	5,467	6,212	6,706	(12)

Goodwill and intangible assets	16	9,822	11,008	12,935	(11)

Deferred tax assets	22	9,522	8,868	8,880	7

Other assets	17	22,681	23,682	19,837	(4)

Total assets		1,317,247	1,340,538	2,014,815	(2)

Liabilities

Due to banks	18	41,490	31,922	76,822	30

Cash collateral on securities lent	10	6,651	7,995	14,063	(17)

Repurchase agreements	10	74,796	64,175	102,561	17

Trading portfolio liabilities	11	54,975	47,469	62,431	16

Negative replacement values	23	393,762	409,943	851,864	(4)

Cash collateral payables on derivative instruments	10	58,924	66,097	92,937	(11)

Financial liabilities designated at fair value	19	100,756	112,653	101,546	(11)

Due to customers	18	332,301	339,263	362,639	(2)

Accrued expenses and deferred income		7,738	8,689	10,196	(11)

Debt issued	19	130,271	131,352	197,254	(1)

Other liabilities	20, 21, 22	63,719	72,344	101,969	(12)

Total liabilities		1,265,384	1,291,905	1,974,282	(2)

Equity

Share capital		383	356	293	8

Share premium		34,393	34,824	25,288	(1)

Cumulative net income recognized directly in equity, net of tax		(6,534)	(4,875)	(4,335)	(34)

Retained earnings		19,285	11,751	14,487	64

Equity classified as obligation to purchase own shares		(54)	(2)	(46)

Treasury shares		(654)	(1,040)	(3,156)	37

Equity attributable to UBS shareholders		46,820	41,013	32,531	14

Equity attributable to non-controlling interests		5,043	7,620	8,002	(34)

Total equity		51,863	48,633	40,533	7

Total liabilities and equity		1,317,247	1,340,538	2,014,815	(2)

Financial information
Consolidated financial statements

Statement of changes in equity

				Equity classified
				as obligation to
CHF million	Share capital	Share premium	Treasury shares	purchase own shares

Balance at 1 January 2008	207	12,471	(10,363)	(74)

Issuance of share capital	86

Acquisition of treasury shares			(367)

Disposition of treasury shares			7,574

Net premium / (discount) on treasury share and own equity derivative activity		(4,626)

Premium on shares issued and warrants exercised		20,003

Employee share and share option plans		(1,961)

Tax benefits from deferred compensation awards		(176)

Transaction costs related to share issuances, net of tax		(423)

Dividends

Equity classified as obligation to purchase own shares – movements				28

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2008	293	25,288	(3,156)	(46)

Issuance of share capital	63

Acquisition of treasury shares			(476)

Disposition of treasury shares			2,592

Net premium / (discount) on treasury share and own equity derivative activity		(1,268)

Premium on shares issued and warrants exercised		10,599

Employee share and share option plans		291

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuances, net of tax		(87)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				44

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2009	356	34,824	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,574)

Disposition of treasury shares			1,960

Net premium / (discount) on treasury share and own equity derivative activity		(43)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(104)

Tax benefits from deferred compensation awards		(8)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(52)

Preferred securities

New consolidations and other increases		(136)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance at 31 December 2010	383	34,393	(654)	(54)

1 Includes dividend payment obligations for preferred securities.

Financial information

				Total equity
	Foreign currency	Financial investments	Cash flow	attributable to	Non-controlling
Retained earnings	translation	available-for-sale	hedges	UBS shareholders	interests	Total equity

35,795	(2,600)	1,471	(32)	36,875	6,951	43,826

				86		86

				(367)		(367)

				7,574		7,574

				(4,626)		(4,626)

				20,003		20,003

				(1,961)		(1,961)

				(176)		(176)

				(423)		(423)

(16)				(16)	(361)	(377)

				28		28

				0	1,618	1,618

				0	12	12

				0	(141)	(141)

(21,292)	(3,709)	(1,124)	1,659	(24,465)	(77)	(24,542)

14,487	(6,309)	347	1,627	32,531	8,002	40,533

				63		63

				(476)		(476)

				2,592		2,592

				(1,268)		(1,268)

				10,599		10,599

				291		291

				1		1

				(87)		(87)

				0	(849)	(849)

				44		44

				0	(7)	(7)

				0	3	3

				0	(13)	(13)

(2,736)	(136)	17	(421)	(3,276)	484	(2,792)

11,751	(6,445)	364	1,206	41,013	7,620	48,633

				27		27

				(1,574)		(1,574)

				1,960		1,960

				(43)		(43)

				(27)		(27)

				(104)		(104)

				(8)		(8)

				(113)		(113)

				0	(305)	(305)

				(52)		(52)

				0	(1,529)	(1,529)

				(136)	6	(130)

				0	(264)	(264)

7,534	(909)	(607)	(143)	5,875	(484)	5,391

19,285	(7,354)	(243)	1,063	46,820	5,043	51,863

Financial information
Consolidated financial statements

Statement of changes in equity (continued)

Preferred securities[1]
	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Balance at the beginning of the year	7,254	7,381	6,381

Issuances			1,618

Redemptions	(1,529)	(7)

Foreign currency translation	(818)	(120)	(618)

Balance at the end of the year	4,907	7,254	7,381

1 Represents equity attributable to non-controlling interests. Increases and offsetting decreases of equity attributable to non-controlling interests due to dividends are excluded from this table.

	For the year ended			% change from
Number of shares	31.12.10	31.12.09	31.12.08	31.12.09

Shares issued

Balance at the beginning of the year	3,558,112,753	2,932,580,549	2,073,547,344	21

Issuance of shares	272,727,760	625,532,204	859,033,205	(56)

Balance at the end of the year	3,830,840,513	3,558,112,753	2,932,580,549	8

Treasury shares

Balance at the beginning of the year	37,553,872	61,903,121	158,105,524	(39)

Acquisitions	105,824,816	33,566,097	13,398,118	215

Disposals	(104,486,657)	(57,915,346)	(109,600,521)	(80)

Balance at the end of the year	38,892,031	37,553,872	61,903,121	4

Shares issued

On 5 March 2010, the mandatory convertible notes (MCNs) with a notional value of CHF 13 billion issued in March 2008 to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East were converted into UBS shares. The notes were converted at a price of CHF 47.68 per share. As a result, UBS issued 272,651,005 new shares with a nominal value of CHF 0.10 each from existing conditional capital. The MCNs were treated as equity instruments and recognized in Share premium. The conversion of the MCNs resulted in a reclassification of CHF 27 million from Share premium to Share capital.

Conditional share capital

On 31 December 2010, 149,920,712 shares were available for issue to fund UBS’s employee share option programs. In addition, conditional capital of up to 100,000,000 shares was available in connection with the Swiss National Bank (SNB) transaction. Furthermore, on 14 April 2010 the Annual General Meeting of UBS AG approved the creation of conditional capital up to a maximum amount of 380,000,000 shares for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments. These positions are shown as conditional share capital in the UBS AG (Parent Bank) disclosure.

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Cash flow from / (used in) operating activities

Net profit	7,838	(2,125)	(20,724)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	918	1,048	1,241

Impairment of goodwill / amortization of intangible assets	117	1,323	554

Credit loss expense / (recovery)	66	1,832	2,996

Share of net profits of associates	(81)	(37)	6

Deferred tax expense / (benefit)	(605)	(960)	(7,020)

Net loss / (gain) from investing activities	(531)	425	(797)

Net loss / (gain) from financing activities	1,125	8,355	(47,906)

Net (increase) / decrease in operating assets:

Net due from / to banks	9,022	(41,766)	(41,589)

Reverse repurchase agreements and cash collateral on securities borrowed	(25,048)	162,822	236,497

Trading portfolio, net replacement values and financial assets designated at fair value	21,212	11,118	350,099

Loans / due to customers	(3,429)	(316)	(156,486)

Accrued income, prepaid expenses and other assets	608	(4,208)	31,871

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	9,277	(41,351)	(220,935)

Net cash collateral on derivative instruments	(988)	(11,916)	6,316

Accrued expenses, deferred income and other liabilities	(7,039)	(29,242)	(56,232)

Income taxes paid, net of refunds	(498)	(505)	(887)

Net cash flow from / (used in) operating activities	11,963	54,497	77,007

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(75)	(42)	(1,502)

Disposal of subsidiaries and associates	307	296	1,686

Purchase of property and equipment	(541)	(854)	(1,217)

Disposal of property and equipment	242	163	69

Net (investment in) / divestment of financial investments available-for-sale	(25,631)	(20,127)	(712)

Net cash flow from / (used in) investing activities	(25,698)	(20,563)	(1,676)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	4,459	(60,040)	(40,637)

Net movements in treasury shares and own equity derivative activity	(1,456)	673	623

Capital issuance	(113)	3,726	23,135

Issuance of long-term debt, including financial liabilities designated at fair value	78,418	67,062	103,087

Repayment of long-term debt, including financial liabilities designated at fair value	(77,497)	(65,024)	(92,894)

Increase in non-controlling interests[1]	6	3	1,661

Dividends paid to / decrease in non-controlling interests	(2,053)	(583)	(532)

Net cash flow from / (used in) financing activities	1,764	(54,183)	(5,557)

Effects of exchange rate differences	(12,181)	5,529	(39,186)

Net increase / (decrease) in cash and cash equivalents	(24,151)	(14,721)	30,588

Cash and cash equivalents at the beginning of the year	164,973	179,693	149,105

Cash and cash equivalents at the end of the year	140,822	164,973	179,693

Cash and cash equivalents comprise:

Cash and balances with central banks	26,939	20,899	32,744

Money market papers[2]	77,998	98,432	86,732

Due from banks with original maturity of less than three months[3]	35,885	45,642	60,217

Total	140,822	164,973	179,693

1 Includes issuance of preferred securities of CHF 1,617 million for the year ended 31 December 2008.  2 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. CHF 39,768 million, CHF 57,116 million and CHF 19,912 million were pledged at 31 December 2010, 31 December 2009 and 31 December 2008, respectively.  3 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information
Consolidated financial statements

Statement of cash flows (continued)

	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Additional information

Cash received as interest	17,344	23,844	68,232

Cash paid as interest	12,606	19,597	62,284

Cash received as dividends on equities (incl. associates)	1,395	1,090	2,779

Significant non-cash investing and financing activities

There were no significant items in 2010.

	For the year ended
CHF million	31.12.09	31.12.08

Deconsolidation of UBS Pactual

Financial investments available-for-sale	14

Property and equipment	31

Goodwill and intangible assets	731

Debt issued	1,393

Deconsolidation of private equity investments

Property and equipment		33

Goodwill and intangible assets		22

Acquisition of Caisse Centrale de Réescompte Group (CCR)

Property and equipment		5

Goodwill and intangible assets		405

Debt issued		114

Acquisition of VermogensGroep

Property and equipment		2

Goodwill and intangible assets		173

Financial information

Financial information
Notes to the consolidated financial statements

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including: advisory services, underwriting, financing, market making, asset management and brokerage on a global level and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.
The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 3 March 2011, the Board of Directors approved them for issue.
Disclosures under IFRS 7 Financial Instruments: Disclosures about the nature and extent of risks and capital disclosures under IAS 1 Presentation of Financial Statements have been included in the audited parts of the “Risk and treasury management” section. Several IFRS 7 credit risk-related disclosures are provided in Note 29c.

2) Use of estimates in the preparation of the Financial Statements

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

3) Subsidiaries

The Financial Statements comprise those of the parent company (UBS AG) and its subsidiaries, including controlled special purpose entities (SPEs), presented as a single economic entity. UBS controls an entity if it has the power to govern the financial and operating policies. This is generally accompanied by a shareholding of more than one-half of the voting rights. Subsidiaries, including SPEs that are directly or indirectly controlled by the Group, are consolidated from the date on which control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal (i.e. loss of control).

Equity attributable to non-controlling interests (formerly minority interests) is presented on the consolidated balance sheet within equity, and is separate from equity attributable to UBS shareholders. Net profit attributable to non-controlling interests is shown separately in the income statement.

The Group sponsors the formation of entities, which may or may not be directly or indirectly owned subsidiaries, in order to accomplish certain narrow and well defined objectives. Such trusts and other SPEs are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. The following circumstances may indicate a relationship in which, in substance, UBS controls and consequently consolidates the SPE:
–	the activities of the SPE are being conducted on behalf of UBS according to its specific business needs so that UBS obtains benefits from the SPE’s operations;
–	UBS has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, UBS has delegated these decision-making powers;
–	UBS has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks associated with the activities of the SPE; or
–	UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

SPEs that are used to allow clients to hold investments are structures that allow one or more clients to invest in specific risk and reward profiles or assets. Typically, UBS will receive service and commission fees for the creation of the SPE, or because UBS acts as investment manager, custodian or in some other function. Some of these SPEs are single-investor or family trusts while others allow a large number of investors to invest in a diversified asset base through a single share, note or certificate. The majority of UBS’s SPEs are created for client investment purposes and are not consolidated. However, UBS consolidates SPEs in certain cases, in which UBS absorbs the majority of the risks and rewards or has unilateral liquidation rights.

SPEs used for securitization are created when UBS has assets (for example, a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the risks and rewards of the assets in the SPE.

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

UBS does not consolidate SPEs for securitization if it has no control over the assets and if it no longer retains any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation. This type of SPE is known as a bankruptcy-remote entity: if UBS were to go bankrupt, the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt, the securities holders would have no recourse against UBS.

SPEs used for credit protection are set up to allow UBS to sell and purchase the credit risk on portfolios, which may or may not be held by UBS, to investors. They exist primarily to allow UBS to have a single counterparty (the SPE) to which it sells. The SPE in turn has investors who provide it with capital and also participate in the risks and rewards of the credit events that it insures. UBS generally consolidates SPEs that are used for credit protection when, for instance, UBS receives benefits from funding or has unilateral liquidation rights.
Employee benefit trusts are used in connection with share-based payment arrangements and deferred compensation schemes. Such trusts are consolidated when the substance of the relationship between UBS and the entity indicated that the entity is controlled by UBS.
UBS continuously evaluates whether triggering events require the reconsideration of consolidation decisions that were made at inception of its involvement with the SPE. This is especially the case in relation to securitization vehicles and collateralized debt obligations (CDOs). Triggering events are usually caused by restructuring, the vesting of potential rights and acquisition or the disposal or expiration of interests. In these circumstances, special purpose entities may or may not be consolidated or deconsolidated depending on how conditions have changed.
Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany transactions, balances and unrealized gains or losses on transactions between the Group companies are eliminated.
Business combinations completed after 1 January 2010 are accounted for using the acquisition method. As of the acquisition date UBS recognizes the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. For each business combination, UBS measures the non-controlling interests in the acquiree that are present ownership interests and provide entitlement to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of the non-controlling interests are measured at their acquisition-date fair values. The cost of an acquisition is the aggregate of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity instruments issued, measured at acquisition-date fair values. Acquisition-related costs are expensed as incurred.
Any contingent consideration to be transferred by UBS is recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

Goodwill is recognized as a separate asset. It is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets of the subsidiary acquired exceeds the aggregate of the amounts specified above, the difference is recognized in profit or loss on the acquisition date.
The accounting treatment of business combinations completed prior to 1 January 2010 was different in the following aspects:
–	Transaction costs directly attributable to the acquisition formed part of the acquisition costs.
–	The non-controlling interest was measured as a proportion of the acquiree’s identifiable net assets.
–	Contingent consideration was recognized if, and only if, UBS had a present obligation, economic outflow was likely and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

Assets and liabilities of subsidiaries are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see items 19) and 28). Major lines of business and subsidiaries that were acquired exclusively for the purpose of resale are presented as discontinued operations. This information is presented in the statement of comprehensive income for the period when the sale occurred. It may also be presented when it becomes highly probable that a sale will occur within 12 months – see item 28).

4) Associates and jointly controlled entities

Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns between 20% and 50% of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity) after the date of acquisition.
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

Financial information

Note 1 Summary of significant accounting policies (continued)

Investments in associates and interests in jointly controlled entities are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see items 19) and 28).

5) Recognition and derecognition of financial instruments

UBS recognizes financial instruments on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.
UBS acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and the related income are excluded from UBS’s financial statements, as they are not assets of UBS, unless the recognition criteria for the assets are satisfied.

Financial assets

UBS enters into transactions where it transfers financial assets recognized on its balance sheet but retains either all risks and rewards of the transferred financial assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transfers of financial assets with retention of all or substantially all risks and rewards include securities lending and repurchase transactions described under items 13) and 14). They also include transactions where financial assets are sold to a third party with a concurrent total return swap on the transferred assets to retain all their risks and rewards. These types of transactions are accounted for as secured financing transactions.
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

Financial liabilities

UBS removes a financial liability from its balance sheet when it is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

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
The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments which are considered derivatives in their entirety are generally presented on the balance sheet as Positive and Negative replacement values (refer to item 15)). UBS’s trading portfolio assets and liabilities (refer to Note 11) include proprietary positions, hedge positions and client business-related positions (provided the recognition criteria mentioned in item 5) are satisfied.
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

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

a financial asset classified in its trading portfolio, unrealized profits and losses are no longer recognized from the date the sales transaction is entered into (trade date) and it derecognizes the asset on the day of its transfer (settlement date).

Trading portfolio assets transferred to external parties that do not qualify for derecognition (see item 5)) are reclassified on UBS’s balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral, if the transferee has received the right to sell or repledge them.

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

UBS has designated most of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss. These instruments are based predominantly on the following categories of underlyings:
–	Credit-linked: bonds, notes linked to the performance (coupon and / or redemption amount) of single names (such as a company or a country) or a basket of reference entities.
–	Equity-linked: bonds, notes that are linked to a single stock, a basket of stocks or an equity index.
–	Rates-linked: bonds, notes linked to a reference interest rate, interest rate spread or formula.

Besides hybrid instruments, the fair value option is also applied to certain loans and loan commitments which are substantially hedged with credit derivatives. The application of the fair value option to these instruments reduces an accounting mismatch, as loans would have been otherwise accounted for at amortized cost or as financial investments available-for-sale (refer to item 9), whereas the hedging credit protection is accounted for as a derivative instrument at fair value through profit or loss.

UBS has also applied the fair value option to a hedge fund investment and a structured reverse repurchase agreement which are part of portfolios managed on a fair value basis. Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income.
Interest income and interest expense on financial assets and lia-

bilities designated at fair value through profit or loss are included in Interest income on financial assets designated at fair value or Interest on financial liabilities designated at fair value. Refer to Note 3.

UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as to financial instruments held for trading (refer to items 5) and 7)).

9) Financial investments available-for-sale

Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis.
Financial investments available-for-sale include highly liquid debt securities, strategic equity investments, certain investments in real estate funds as well as instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. In addition, certain equity instruments, including private equity investments as well as debt instruments and non-performing loans acquired in the secondary market are classified as financial investments available-for-sale. Highly liquid debt securities are mainly issued by government and government-controlled institutions.
Financial investments available-for-sale are initially recognized at fair value including direct transaction costs and are subsequently measured at fair value. Unrealized gains or losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. Unrealized gains or losses before tax are presented separately in Note 13. However, foreign exchange translation gains or losses associated with monetary instruments such as debt securities are recognized in Net trading income, whereas foreign exchange translation gains or losses associated with non-monetary instruments such as equity securities are part of the overall fair value change of the assets and recognized directly in Equity. On disposal of an investment, the accumulated unrealized gain or loss included in Equity is transferred to Net profit for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method and are included in the income statement.
Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale.
UBS assesses at each balance sheet date whether there are indicators of impairment of an available-for-sale investment. An available-for-sale investment is impaired when there is objective evidence that as a result of one or more events that occurred after the initial recognition of the investment, the estimated future cash flows of the investment have been affected. For equity investments available-for-sale, a significant or prolonged decline in fair value below the original cost is considered to be objective evidence of impairment. For debt investments available-for-sale, objective evidence of impairment includes, for example, a signifi-

Financial information

Note 1 Summary of significant accounting policies (continued)

cant financial difficulty of the issuer or counterparty, default or delinquency in interest or principal payments or probability that the borrower will enter bankruptcy or financial re-organization. If a financial investment available-for-sale is determined to be impaired, the related cumulative net unrealized loss previously recognized in Equity is included in Net profit for the period and reported as a deduction from Other income. Any further loss is directly recognized in the income statement.

After the recognition of impairment on a financial investment available-for-sale, increases in fair value of equity instruments are reported in Equity and increases in fair value of debt instruments up to original cost are recognized in Other income, provided that the fair value increase is related to an event occurring after the impairment loss was recorded.
UBS applies the same recognition and derecognition principles to financial assets available-for-sale as to those “Held-for-trading”, except that unrealized gains or losses between trade date and settlement date are recognized in Equity (refer to items 5) and 7)).

10) Loans and receivables

“Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not classified as held-for-trading, not designated as at fair value through profit and loss or available-for-sale, and are not those for which the Group may not recover substantially all of its initial net investment, other than because of credit deterioration.
“Loans and receivables” include:
–	originated loans where money is provided directly to the borrower, participation in a loan from another lender and purchased loans (certain purchased non-performing loans are also classified as financial investment available-for-sale at inception) initially classified as “Loans and receivables”;
–	securities initially classified as “Loans and receivables” and reclassified securities previously “Held-for-trading” (refer to Note 29b) due to illiquid markets such as Auction Rate Securities;
–	reclassified loans such as leverage finance loans previously “Held-for-trading” (refer to Note 29b).

For an overview of financial assets and financial liabilities accounted for as “Loans and receivables”, refer to the measurement categories presented in Note 29.

In the fourth quarter of 2008 and the first quarter of 2009, UBS reclassified certain debt financial assets from the category “Held-for-trading” to “Loans and receivables”, mainly due to illiquid markets for these instruments (refer to Note 1b, Note 29b and Note 9a and 9b). When a financial asset is reclassified from “Held-for-trading” to “Loans and receivables”, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis or amortized cost basis, as applicable.
Loans are recognized when cash is advanced to borrowers. They are initially recorded at fair value, which is the cash given to originate or purchase the loan, plus any direct transaction costs, and are subsequently measured at amortized cost using the effective interest rate (EIR) method.
Interest on loans is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, refinancing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method, which approximates the EIR method. Fees received for commitments that are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

Renegotiated loans

Subject to assessment on a case-by-case basis, UBS may either restructure a loan or take possession of collateral. Restructuring may involve extending the payment arrangements and agreeing to new loan conditions. Once the terms have been renegotiated, any impairment is measured using the EIR as calculated before the modification of terms and the loan is not considered as past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to impairment assessment, calculated using the loan’s original EIR. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

Commitments

Letters of credit, guarantees and similar instruments commit UBS to make payments on behalf of third parties under specific circumstances. These instruments, as well as undrawn irrevocable credit facilities, and irrevocable forward starting reverse repurchase agreements and securities borrowing transactions, carry credit risk and are included in the exposure to credit risk table in Note 29c, with their gross maximum exposure to credit risk less provisions.

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
Objective evidence of impairment includes, for example, a significant financial difficulty of the issuer or counterparty; default or delinquency in interest or principal payments; or probability that the borrower will enter bankruptcy or financial re-organization.

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

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
The estimated recoverable amount is the present value, using the loan’s original EIR, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
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

Collectively: All loans for which no impairment is identified at a counterparty-specific level are grouped on the basis of the Bank’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors to collectively assess whether impairment exists within a portfolio. Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from year to year. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimated and actual loss experience. Allowances from collective assessment of impairment are recognized as Credit loss expense and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms. At 31 December 2010, the collective loan loss allowances represented 3.7% of the total allowances and provisions for credit losses (refer to Note 9b).
Reclassified and acquired securities: UBS periodically revises its estimated cash flows associated with the portfolio of securities backed by multiple assets. Adverse revisions in cash flow estimates related to credit events are recognized in profit or loss as credit loss expenses. For reclassified securities, increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the EIR on the loan from the date of change.

12) Securitization structures set up by UBS

UBS securitizes various financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. UBS applies the policies set out in item 3) in determining whether the respective special purpose entity must be consolidated and those set out in item 5) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to transfers of financial assets, which are qualified for derecognition.
Gains or losses on securitization are generally recognized when the derecognition criteria are satisfied and are classified in Net trading income.
Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests

Financial information

Note 1 Summary of significant accounting policies (continued)

are primarily recorded in Trading portfolio assets and carried at fair value. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in item 15) apply.

UBS acts as structurer and placement agent in various MBS and other ABS securitizations. In such capacity, UBS purchases collateral on its own behalf or on behalf of customers during the period prior to securitization. UBS typically sells the collateral into designated trusts at the close of the securitization and underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained tranches, but for several of them substantially no observable information is available.

13) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically lends or borrows securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The majority of securities lending and borrowing agreements involve shares, and the remainder typically involve bonds and notes. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.
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

14) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are treated as collateralized financing transactions. Nearly all repurchase and reverse repurchase agreements involve debt instruments, such as bonds, notes or money market paper. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.
In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive the cash back. In a repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or repledge them, the securities are reclassified in the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in reverse repurchase transactions triggers the recognition of a trading liability (short sale).
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

15) Derivative instruments and hedge accounting

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to fair value. The method of recognizing fair value gains or losses depends on whether derivatives are held for trading or are

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

designated and effective as hedging instruments. If designated as hedging instruments, the method of recognizing gains or losses depends on the nature of the risk being hedged.

Derivative instruments are reported on the balance sheet as Positive replacement values or Negative replacement values (except for futures, 100% daily-margined exchange-traded options and London Clearing House (LCH) interest rate swaps). Where the Group enters into derivatives for trading purposes, gains and losses are recognized in Net trading income. Credit losses incurred on over-the-counter (OTC) derivatives are also reported in Net trading income.
Futures and LCH interest rate swaps with daily margining and 100% daily-margined exchange-traded options, and certain credit derivatives contracts are transacted and measured at fair value. They do not have a replacement value as the variation margin, expressing the cumulative market movements each day, is settled daily on a cash basis. Any unpaid variation margin represents a receivable or payable with fixed amount and settlement date and is presented on the balance sheet under Due from banks and Loans or Due to banks and Due to customers. The daily cash settlement (i.e. change in market value) is booked to Net trading income.

Hedge accounting

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria specified below, they are designated as hedging instruments in hedges of the change in fair value of recognized assets or liabilities (‘fair value hedges’); hedges of the variability in future cash flows attributable to a recognized asset or liability, or a highly probable forecast transaction (‘cash flow hedges’); or hedges of a net investment in a foreign operation (‘net investment hedges’).
At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. UBS regards a hedge as highly effective if the following criteria are met: a) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and b) actual results of the hedge are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. The Group discontinues hedge accounting when it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when a forecast transaction is no longer deemed highly probable.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk or the amount by which changes in the present value of future cash flows of the hedging instrument differ from changes (or expected changes) in the present value of future cash flows of the hedged item. Such ineffectiveness is recorded in current period earnings in Net trading income.

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the carrying value of the hedged item. For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected in a separate line within Other assets. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”) is amortized to the income statement over the remaining term until maturity. If the interest-bearing instruments are derecognized, e.g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in profit or loss.

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

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of

Financial information

Note 1 Summary of significant accounting policies (continued)

changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in Equity is reclassified to the income statement.

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

Embedded derivatives

A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. The embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss, if (a) the host contract is not carried at fair value with changes in fair value reported in the income statement, (b) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and (c) the embedded derivative actually meets the definition of a derivative. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 29 in the “Held for trading” category, reflecting the measurement and recognition principles applied.
Typically, UBS applies the fair value option to hybrid instruments (see item 8)), in which case bifurcation of an embedded derivative component is not required.

16) Loan commitments

Loan commitments are defined amounts (unutilized credit lines or undrawn portions of credit lines) against which customers can borrow money at defined terms and conditions.
Loan commitments that can be cancelled by UBS at any time (without giving a reason) according to their general terms and conditions are recognized neither on-balance sheet nor off-balance sheet. Upon a loan draw down by the counterparty, the amount of the loan is accounted for as Loans and receivables (refer to item 10)).
Irrevocable loan commitments (where UBS has no right to withdraw the loan commitment once communicated to the beneficiary or which are revocable only due to automatic cancellation upon the deterioration in a borrower’s creditworthiness) are classified into the following categories:
–	Derivative loan commitments (loan commitments that can be settled net in cash or by delivering or issuing another financial instrument) or if there is evidence that UBS is selling similar loans resulting from its loan commitments before or shortly after origination (refer to item 15)).
–	Loan commitments designated at fair value through profit and loss (“Fair value option”) (refer to item 8)).
–	Below market loan commitments. Below market loan commitments are recognized at fair value and subsequently measured at the higher of the initially recognized liability at fair value less cumulative amortization and a provision (refer to item 26)). UBS uses them only in specific situations (e.g. restructuring, insolvency).
–	Other loan commitments. Other loan commitments are not recorded in the balance sheet. However, a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made (refer to item 26)). Other loan commitments include irrevocable forward starting reverse repos and irrevocable securities borrowing agreements.

17) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition including cash and balances with central banks, treasury bills, due from banks with an original maturity of less than three months included in Due from banks and Cash collateral receivables on derivative instruments, as well as money market paper included in Trading portfolio assets and Financial investments available-for-sale.

18) Physical commodities

Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and recognized within the Trading portfolio assets. Changes in fair value less costs to sell are recorded in Net trading income.

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

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

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

Property held for sale

Non-current property formerly own-used or leased to third parties under an operating lease and equipment the Group has decided to sell and for which sale within 12 months is highly probable are classified as non-current assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less cost to sell. Foreclosed properties and other properties classified as current assets are included in Properties held for sale and recorded in Other assets (see Note 17). They are also carried at the lower of book value or fair value less cost to sell.

Software

Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise and the cost can be measured reliably. Internally developed software that meets these criteria and purchased software are classified within IT, software and communication.

Estimated useful life of property and equipment

Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term,
but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

20) Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized; it is tested yearly for impairment and, additionally, when a reasonable indication of impairment exists. The impairment test is conducted at the segment level as reported in Note 2a. The segment has been determined as the cash-generating unit for impairment testing purposes, since this is the level at which the performance of investments is reviewed and assessed by management. Refer to Note 16 for details.
Intangible assets comprise separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. Generally, all identified intangible assets of UBS have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.
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

21) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognized as a deferred tax asset if it is probable that future taxable profit (based on profit forecast assumptions) will be available against which those losses can be utilized.

Financial information

Note 1 Summary of significant accounting policies (continued)

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods, but only to the extent that it is probable that sufficient taxable profits will be available against which these differences can be utilized. Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods.
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

22) Debt issued

Debt without embedded derivatives

Issued debt instruments without embedded derivatives that are not designated at fair value through profit or loss are accounted for at amortized cost. However, in cases where fair value hedge accounting is applied to fixed-rate debt instruments as part of the Group’s asset and liability management activity, the carrying values of debt issued are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost – refer to item 15) for further discussion.

Debt with embedded derivatives (related to UBS AG shares)

Debt instruments issued with embedded derivatives that are related to UBS AG shares (e.g. mandatory convertible notes) are separated into a liability and an equity component at issue date if the derivative is settled by UBS receiving or delivering a fixed number of its own shares in exchange for a fixed amount of cash or another financial asset. A portion of the net proceeds of the instrument is allocated to the debt component on the date of issue based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms but without a conversion feature. The debt component is subsequently measured at amortized cost or at fair value through profit or loss, if the fair value option is applied. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. The equity component is not subsequently re-measured. However, if the entire debt instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a cash or net share settlement alternative, then the separated derivative is accounted for as a freestanding derivative, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss (“Fair Value Option”) – refer to item 8).

Debt with embedded derivatives (not related to UBS AG shares)

Debt instruments issued with embedded derivatives that are related to non-UBS AG equity instruments, foreign exchange, interest rate, credit instruments or indices are considered structured debt instruments. UBS has designated most of its structured debt instruments at fair value through profit or loss (“Fair Value Option”) – see item 8). If such instruments have not been designated at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. The fair value option is not applied to certain hybrid instruments which contain bifurcatable embedded derivatives with references to foreign exchange rates and precious metal prices and which are not hedged by derivative instruments.
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

23) Pension and other post-employment benefit plans

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
The defined benefit liability recognized in the balance sheet is the present value of the defined obligation at the balance sheet date less the fair value of the plan assets at the balance sheet date, together with adjustments for any unrecognized actuarial gains and losses and unrecognized past service cost. If the defined benefit liability is negative (i.e. a defined benefit asset), measurement of the asset is limited to the lower of a) the defined benefit asset and b) the total of any cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligation and the related current service cost and, where applicable, past service cost. These amounts are calculated annually by independent actuaries. The principal actuarial assumptions used are set out in Note 30.

UBS recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the beginning of the reporting period are outside the corridor defined as the greater of:

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

Other post-retirement benefits
UBS also provides post-retirement medical and life insurance benefits to certain retirees in the US and the UK. The expected costs of these benefits are recognized over the period of employment using the same accounting methodology used for the defined benefit plans.

24) Equity participation and other compensation plans

Equity participation plans
UBS has established several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans. UBS’s equity participation plans are mandatory, discretionary, or voluntary plans. UBS recognizes the fair value of share, option and SAR awards, determined at the date of grant, as compensation expense over the period that the employee is required to provide services in order to earn the award.

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
Equity settled awards are classified as equity instruments. The fair value of an equity-settled award is not remeasured subsequent to the grant date, unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.
Cash settled awards are classified as liabilities and remeasured to fair value at each balance sheet date as long as the award is outstanding. Decreases in fair value reduce compensation expense, and no compensation expense, on a cumulative basis, is recognized for awards that expire worthless or remain unexercised.
Details of the determination of fair value of equity participation plans are disclosed in Note 31d).

Other compensation plans
UBS has established other fixed and variable deferred cash compensation plans, the value of which is not linked to UBS’s own equity. UBS’s deferred cash compensation plans are either mandatory or discretionary plans.

The grant date fair value of fixed deferred cash awards is recognized as compensation expense over the service period, which is the period the employee is obligated to work in order to become entitled to the award.
Variable deferred cash compensation is generally awarded in the form of alternative investment vehicles (AIVs). The grant date fair value for AIVs is based on the fair value of the underlying assets (i.e. money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds) on the grant date and is subsequently marked-to-market at each reporting date until the award

Financial information

Note 1 Summary of significant accounting policies (continued)

is distributed. Forfeiture of these awards results in the reversal of expense. Refer to Note 31 for further details on equity participation and other compensation plans.

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

Assets held under unit-linked investment contracts are presented as Trading portfolio assets. Refer to Note 11.

26) Provisions
Provisions are recognized when UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When a provision is recognized, its amount needs to be estimated as the exact amount of the obligation is generally unknown. The estimate is based on all available information and reflects the amount that in management’s opinion represents the best estimate of the expenditure required to settle the obligation. UBS revises existing provisions up or down as soon as it is able to quantify the amounts more accurately. If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to settle the obligation, using a rate that reflects the current market assessments of the time value of money and the risks specific to the obligation.

The majority of UBS’s provisions relate to operational risks, including litigation and restructuring costs. Provisions are reflected under Other liabilities on the balance sheet. Refer to Note 21.
If the amount of an obligation cannot be measured with sufficient reliability, a present obligation is not recognized but disclosed as contingent liabilities in Note 21.

27) Equity, treasury shares and contracts on UBS shares

Transaction costs related to share issuances
Incremental costs directly attributable to the issue of new shares or contracts with physical settlement (classified as equity instruments) are recognized in Equity as “transaction costs related to share issuances, net of tax” and are a deduction from Equity.

Non-controlling interests
Net profit and Equity are presented including non-controlling interests. Net profit is split into Net profit attributable to UBS shareholders and Net profit attributable to non-controlling interests. Equity is split into Equity attributable to UBS shareholders and Equity attributable to non-controlling interests.

UBS AG shares held (“treasury shares”)
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
Contracts that require gross physical settlement in UBS AG shares are classified in Equity as Share premium (provided a fixed amount of shares is exchanged against a fixed amount of cash) and accounted for at cost. They are added to or deducted from equity until settlement of such contracts. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) are reported as Share premium.

Contracts with net cash settlement or net cash settlement option
Contracts on UBS AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option which includes a choice of settling net in cash, are classified as trading instruments, with changes in fair value reported in the income statement as Net trading income, except for written put options and forward share purchase contracts.

Physically settled written put options and forward share
purchase contracts
Physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative, result in the recognition of a financial liability. At the inception of the contract, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity and recognized as a liability. The liability is subsequently accreted, using the EIR method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of the contract, the liability is derecognized, and the amount of equity originally recognized as a liability is reclassified within Equity to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

Trust preferred securities issued
UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are subordinated to the fully prior payment of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are held by third parties and treated as non-controlling interests in UBS’s consolidated financial statements. Once a coupon payment becomes mandatory, i.e. when it is trig-

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

gered by a contractually defined event, the full dividend payment obligation on these trust preferred securities issued is reclassified from Equity to a corresponding liability. In the income statement the full dividend payment is reclassified from Net profit attributable to UBS shareholders to Net profit attributable to non-controlling interests at that time. UBS bonds held by preferred funding trusts are eliminated in consolidation.

28) Discontinued operations and non-current assets held for sale
UBS classifies individual non-current non-financial assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a plan to sell such assets and is actively looking for a buyer. Furthermore, the assets must be actively marketed at a reasonable sales price in relation to their fair value and the sale is expected to be completed within one year. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities (see Notes 17 and 20).

UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or c) is a subsidiary acquired exclusively with a view to resale (e.g. certain private equity investments). Net profit from discontinued operations includes the net total of operating profit and loss before tax from discontinued operations (including net gain or loss on sale before tax or measurement to fair value less costs to sell) and discontinued operations tax expense. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement. Refer to Note 37 for further details.

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

30) Fee income
UBS earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period with the exception of performance-linked fees or fee components which are recognized when the performance criteria are fulfilled. Fees earned from providing transaction-type services are recognized when the service has been completed. Loan commitment fees on lending arrangements are deferred until the loan is drawn down and then recognized as an adjustment to the effective yield over the life of the loan. If the commitment expires and the loan is not drawn down, the fees are recognized as revenue on expiry.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, portfolio management and advisory fees, insurance-related fees and credit-related fees. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

31) Foreign currency translation
Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all assets and liabilities denominated in foreign currency, except for non-monetary items, are translated using the closing exchange rate. Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Resulting foreign exchange differences are recognized in Net trading income, except for non-monetary financial investments available-for-sale. Foreign exchange differences from non-monetary finan-

Financial information

Note 1 Summary of significant accounting policies (continued)

cial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired, unless the non-monetary financial investment is subject to a fair value hedge of foreign exchange risk, in which case changes in fair value attributable to the hedged risk are reported in Net trading income.

Upon consolidation, assets and liabilities of foreign operations are translated into Swiss francs (CHF) – UBS’s presentation currency – at the closing exchange rate on the balance sheet date, and income and expense items are translated at the average rate for the period. Differences resulting from the use of different exchange rates are recognized directly in Foreign currency translation within Equity.
When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in Foreign currency translation within Equity related to that foreign operation attributable to UBS is reclassified to profit or loss as part of the gain or loss on disposal. When UBS disposes of a portion of its interest in a subsidiary that includes a foreign operation without losing control, the related portion of the cumulative currency translation balance is reattributed to non-controlling interests. When UBS disposes of a portion of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the related portion of the cumulative currency translation balance is reclassified to profit or loss.

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

33) Segment reporting

UBS’s businesses are organized on a worldwide basis into four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and Investment Bank, fully supported by the Corporate Center. In 2009, these four business divisions were presented as four operating segments or reportable segments in Note 2a “Segment reporting”, in addition to the Corporate Center column.
In 2010, for the purpose of segment reporting, the business division Wealth Management & Swiss Bank was split into two separate reportable segments, namely Wealth Management and Retail & Corporate. As a result of the split, UBS now presents five reportable segments. This change was made in order to better reflect the management structure and responsibilities. In the internal management report to the Group Executive Board or the chief operating decision maker, the financial information about the five reportable segments and the Corporate Center was separately presented. This internal management view was the basis for the external segment reporting.

In addition, the Corporate Center column for Note 2a “Segment Reporting” was renamed to “Treasury activities and other corporate items” to reflect the changes in presentation of the Corporate Center information during the year as described in Note 1b “Allocation of additional Corporate Center costs and to reportable segments”. The Corporate Center is not considered an operating segment under IFRS 8 Operating segments. It predominantly includes the results of treasury activities, e.g. from the management of structural foreign exchange risks and interest rate risks, residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, other costs related to organizational management, as well as a limited number of specifically defined items. These items include the valuation of UBS’s option to acquire the SNB StabFund’s equity and expenses such as capital taxes, as well as the difference between actually incurred Corporate Center costs and periodically agreed flat fees charged to the business divisions. All other costs incurred by the Corporate Center related to shared services and control functions like risk management and control, finance, legal and compliance, marketing and communications, human resources, information technology infrastructure and service centers are charged out to the reportable segments based on internal accounting policies.
UBS’s internal accounting policies, which include the management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in the reportable segment performances.
Revenue-sharing agreements are used to allocate external client revenues to reportable segments on a reasonable basis. Due to the present arrangement of revenue-sharing agreements, the total inter-segment revenues for UBS are not considered material.
The costs of shared services and control functions managed by the Corporate Center are allocated to the direct cost lines of personnel expenses, general and administrative expenses and depreciation in the respective reportable segment income statements, based on internally determined allocation keys.
Net interest income is allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with the treasury departments located in each business division. The treasury departments are supported by the Group Treasury in the Corporate Center, with the net margin reflected in the results of each reportable segment. The Corporate Center transfers interest income earned from managing UBS’s consolidated equity back to the reportable segments based on the average attributed equity.
Commissions are credited to the reportable segments based on the corresponding client relationship. Revenue-sharing agree-

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

ments are used for the allocation of customer revenues where several reportable segments are involved in the value-creation chain.

In line with the internal management reporting, segment assets are reported without intercompany balances or on a third-party view basis. Refer to Note 2a “Segment reporting” for further details. For the purpose of segment reporting under IFRS 8, the non-current assets consist of investment in associates and joint ventures, goodwill, other intangible assets as well as plant, property and equipment.

34) Netting

UBS nets assets and liabilities in its balance sheet if it has a currently enforceable legal right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include positive and negative replacement values of OTC interest rate swaps transacted with London Clearing House. The positions are netted by currency and across maturities.

b) Changes in accounting policies, comparability and other adjustments

Wealth Management & Swiss Bank reorganization

From 2010 onwards, the internal reporting of Wealth Management & Swiss Bank to the Group Executive Board was revised in order to better reflect the management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, encompassing all wealth management business conducted out of Switzerland and in the Asian and European booking centers;
–	“Retail & Corporate”, including services provided to Swiss retail private clients, small and medium enterprises and corporate and institutional clients.
In line with this revised internal reporting structure and IFRS 8 Operating segments, Wealth Management and Retail & Corporate are now presented in the external financial reports as separate business units and reportable segments. Prior periods presented have been restated to conform to the new presentation format.

Allocation of additional Corporate Center costs to reportable segments

From 2010 onwards, almost all costs incurred by the Corporate Center related to shared services and control functions are allocated to the reportable segments, which directly and indirectly receive the value of the services, either based on a full cost recovery or on a periodically agreed flat fee. The allocated costs are shown in the respective expense lines of the reportable segments in Note 2a “Segment reporting”, and in the “UBS business divisions and Corporate Center” section of this report.
Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions. This change in allocation policy has been applied prospectively and prior year numbers have not been restated.

The incremental charges to the business divisions made in 2010 mainly relate to control functions. If figures for each quarter of 2009 had been presented on the basis of the allocation methodology applied for 2010, the estimated impact on operating expenses and performance before tax would have been as shown in the table below.
The “Corporate Center” column of the table in Note 2a “Segment reporting” has been renamed “Treasury activities and other corporate items”. Refer to Note 1a) 33) “Segment reporting” for more details.

Cash collateral from derivative transactions and Prime brokerage receivables and payables

From 2010 onwards, UBS has changed the presentation of cash collateral from derivative transactions and prime brokerage receivables and payables to improve transparency.
Cash collateral receivables and payables on derivatives are presented in the new balance sheet lines Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments by transferring the amounts out of Due from banks and Loans, and Due to banks and Due to customers, respectively. Prime brokerage receivables and prime brokerage payables have been transferred out of Due from banks and Loans to Other assets, and out of Due to banks and Due to customers to Other liabilities, respectively. These changes in presentation impacted neither UBS’s income statement nor total assets and liabilities. The respective tables, notes and other information in this financial information section were adjusted accordingly.

Corporate Center cost allocation impact on 2009 figures
			Wealth			Total
	Wealth Management &		Management	Global Asset	Investment	business	Corporate
	Swiss Bank		Americas	Management	Bank	divisions	Center
	Wealth	Retail &
CHF million	Management	Corporate

Estimated increase in 2009 operating expenses and decrease in performance before tax	128	96	84	44	288	640	(640)

Financial information

Note 1 Summary of significant accounting policies (continued)

For 2009 and 2008, the following reclassifications were made:

Cash collateral from derivative transactions and Prime brokerage receivables and payables
	31.12.09 – before		31.12.09 – after	31.12.08 – before		31.12.08 – after
CHF million	reclassification	Reclassification	reclassification	reclassification	Reclassification	reclassification

Due from banks	46,574	(29,770)	16,804	64,451	(46,757)	17,694

Cash collateral receivables on derivatives	0	53,774	53,774	0	85,703	85,703
instruments

Loans	306,828	(40,351)	266,477	340,308	(48,852)	291,456

Other assets	7,336	16,347	23,682	9,931	9,906	19,837

Due to banks	65,166	(33,244)	31,922	125,628	(48,806)	76,822

Cash collateral payables on derivatives instruments	0	66,097	66,097	0	92,937	92,937

Due to customers	410,475	(71,212)	339,263	465,741	(103,102)	362,639

Other liabilities	33,986	38,359	72,344	42,998	58,971	101,969

Equity and Other comprehensive income
In 2010, UBS reviewed certain components of its equity and made adjustments to correct immaterial misstatements that relate to periods several years back. The following paragraphs describe the impacts of the changes on UBS’s financial statements as of 31 December 2010.

UBS’s Foreign currency translation balance was adjusted by a credit of CHF 592 million. The adjustment increased total Other comprehensive income by CHF 592 million and total Comprehensive income by CHF 429 million because a loss of CHF 163 million was transferred to the income statement.
In addition, UBS reclassified an amount of CHF 213 million from Equity attributable to non-controlling interests to Other liabilities as this amount has been identified as redeemable and therefore not satisfying the criteria for an equity instrument under IFRS. Also, an amount of CHF 134 million relating to an equity participation plan was reclassified from Share premium to Other liabilities as it was identified that the amount is not related to equity settled awards. The impact on the income statement for both items was insignificant.
Furthermore, UBS merged the balance of the balance sheet line Revaluation reserve from step acquisitions, net of tax into Share premium, resulting in an increase of Share premium by CHF 38 million. The balance sheet as of 31 December 2009 and 2008 and the statement of changes in equity for 2009 and 2008, were adjusted accordingly.

Personnel expenses
In 2010, UBS reclassified certain elements of Other personnel expenses to Variable compensation – other in order to align the presentation with the new FINMA definition of variable compensation.

In addition, amounts previously reported under Salaries and variable compensation are presented for the first time on the following separate lines: Salaries, Variable compensation – discretionary bonus, Variable compensation – other and Wealth Management Americas: Financial advisor compensation.

     Furthermore, UBS reclassified the pension costs related to bonus to Pension and other post-employment benefit plans. Previously, those amounts were reported under Social security. Prior period amounts have been adjusted accordingly. The change in the presentation did not impact UBS’s personnel expenses. The related amounts are disclosed in the footnotes to Note 6.

Fair value hierarchy of financial instruments
From 2010 onwards, UBS considers input data observable and classifies the respective financial instrument as level 2 in the fair value hierarchy when there is an equally offsetting transaction. An offsetting transaction constitutes evidence of an observable market transaction, when it can be demonstrated that the offsetting transactions nullifies substantially all the price risk of the proportion of the offset instrument and the proportion is significant. In cases such as derivatives, where the counterparty’s credit risk is also based on observable inputs, then it can be concluded that all input data are observable. Refer to Note 27b) for more details.

Effective 2010

Improvements to IFRSs 2009
The IASB issued amendments to twelve IFRS standards as part of its annual improvements project in April 2009. UBS adopted the Improvements to IFRSs 2009 on 1 January 2010. The adoption of the amendments did not have a significant impact on UBS’s financial statements.

Amendments to IAS 39 Financial Instruments:

Recognition and Measurement – Eligible Hedged Items
The amendments to IAS 39 were issued in July 2008. The amendments provide additional guidance on the designation of a hedged item. The amendments clarify how the existing principles underlying hedge accounting should be applied in two particular situations: a) a one-sided risk in a hedged item and b) inflation in a financial hedged item. UBS adopted the amendments to IAS 39 on 1 January 2010. The adoption of the amend-

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

ments to IAS 39 did not have a significant impact on UBS’s financial statements.

IFRS 3 Business Combinations, IAS 27 Consolidated and Separate Financial Statements, and IAS 21 The Effects of Changes in Foreign Exchange Rates

In January 2008, the IASB issued the revised IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 21 The effects of Changes in Foreign Exchange Rates.
The most significant changes under revised IFRS 3 are as follows:
–	Contingent consideration should be recognized at fair value as part of the consideration transferred at the acquisition date. Previously, contingent consideration was recognized if, and only if, UBS had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable.
–	Non-controlling interests in an acquiree that are present ownership interests and provide entitlement to a proportionate share of the net assets in the event of liquidation should either be measured at fair value or as the non-controlling interest’s proportionate share of the fair value of net identifiable assets of the entity acquired. All other components of the non-controlling interests are measured at their acquisition-date fair values. The option is available on a transaction-by-transaction basis.
–	Transaction costs incurred by the acquirer should be expensed as incurred.

The amendments to IAS 27 and the consequential amendments to IAS 21 require the effects (including foreign exchange translation) of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standards also specify the accounting when control is lost: any remaining interest in the entity should be re-measured to fair value, and a gain or loss (including foreign exchange translation) should be recognized in profit or loss. The amendments to IAS 21 further clarify that no deferred foreign currency translation gains and losses are to be released upon a partial repayment of share capital of a subsidiary without a loss of control.

UBS adopted the amendments to IFRS 3, IAS 27 and IAS 21 with prospective effect on 1 January 2010. The adoption of the revised guidance did not materially impact UBS’s financial statements.

Effective in 2009 and earlier

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

When implementing these amendments as of 1 January 2009, UBS also adjusted the format of its “statement of changes in equity” and replaced the “statement of recognized income and expense” in the financial statements of previous years with a “statement of comprehensive income”.
UBS also re-assessed its accounting treatment of dividends from trust preferred securities. In line with the classification of trust preferred securities as equity instruments, UBS recognizes liabilities for the full dividend payment obligation once a coupon payment becomes mandatory, i.e., when it is triggered by a contractually determined event. In the income statement, the same amount is reclassified from net profit attributable to UBS shareholders to net profit attributable to non-controlling interests.

IFRS 8 Operating Segments
Effective as of 1 January 2009, UBS adopted IFRS 8 Operating Segments which replaced IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting is now based on the internal management reporting to the Group Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments. Refer to item 33) and Note 2 for further details.

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

IFRIC 16 Hedges of a Net Investment in a Foreign Operation
IFRIC 16 was issued on 1 October 2008 and became effective on 1 January 2009. IFRIC 16 provides guidance in identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation; where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting, and how an entity should determine the amounts to be reclassi-

Financial information

Note 1 Summary of significant accounting policies (continued)

fied from equity to profit or loss for both the hedging instrument and the hedged item. The impact of this interpretation on UBS’s financial statements was immaterial.

IAS 24 Related Party Disclosures
In November 2009, the IASB amended IAS 24 Related Party Disclosures with latest possible effective date 1 January 2011. UBS has early adopted the revised requirements in its annual financial statements 2009. The revised standard amends the definition of related parties, in particular, the relationship between UBS and associated companies of UBS’s key management personnel or their close family members. Transactions between UBS and associated companies of UBS key management personnel over which UBS key management personnel does not have control or joint control are no longer considered related-party transactions. Due to the application of the revised guidance, related party transactions disclosed in Note 32e of the annual financial statements 2008 have been significantly reduced. Balances and movements of loans to related parties have been reduced by CHF 668 million as of 31 December 2008 and fees received for services provided by UBS have been reduced by CHF 11 million in 2008.

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
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Net profit attributable to UBS shareholders declined by CHF 863 million in 2007 and by CHF 730 million in 2006. Additional compensation expenses of CHF 797 million and CHF 516 million were recognized in 2007 and 2006, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as of 31 December 2007 was a decrease of CHF 366 million. Retained earnings as of 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) increased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share for the year ended 31 December 2007 by CHF 0.40 each and for the year ended 31 December 2006 by CHF 0.33 and CHF 0.31, respectively. In order to provide comparative information, these amounts also reflect the retrospective adjustments to shares outstanding in 2007 due to the capital increase and the share dividend paid in 2008.

The additional compensation expense is attributable to the acceleration of expenses related to share-based awards as well as for certain alternative investment vehicle awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the amended standard.

Reclassifications of Financial Assets
The International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13 October 2008, under which eligible financial assets, subject to certain conditions being met, may be reclassified out of the Held for trading category if the firm had the intent and ability to hold them for the foreseeable future or until maturity.

Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment with effect from 1 October 2008 following an assessment of the implications on its financial statements. Refer to Note 29b for further details on reclassification of financial assets.

Financial information
Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

c) International Financial Reporting Standards and Interpretations to be adopted in 2011 and later

Effective in 2011

Improvements to IFRSs 2010
In May 2010, the IASB issued amendments to seven standards as part of its annual improvements project. UBS will adopt the improvements to IFRSs 2010 as of 1 January 2011. The amendments will not have a material impact on UBS’s financial statements.

IFRIC 14 Prepayments of a Minimum Funding Requirement
In November 2009, the IASB issued the amended IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, which itself is an interpretation of IAS 19 Employee Benefits. The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits an entity to treat the benefit of such an early payment as an asset. The amendment is effective from 1 January 2011. Early application is permitted. UBS is not affected by this amendment.

Effective in 2012 and later, if not adopted early

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial instruments, which includes revised guidance on the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 to include guidance on financial liabilities and derecognition of financial instruments and amended IFRS 7 to include disclosures about transferred financial assets. The publication of IFRS 9 represents the completion of the first part of a multi-stage project to replace IAS 39 Financial instruments: recognition and measurement.

The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is accounted for at amortized cost only if the following criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. Non-traded equity instruments may be accounted for at fair value through other comprehensive income (OCI). Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable.

There is no subsequent recycling of realized gains or losses from OCI to profit or loss. All other financial assets are measured at fair value through profit or loss.

The accounting and presentation for financial liabilities and for derecognition of financial instruments has been transferred from IAS 39 Financial instruments: Recognition and measurement to IFRS 9. The guidance is unchanged with one exception: the accounting for financial liabilities designated at fair value through profit or loss. The requirements in IAS 39 regarding the classification and measurement of financial liabilities have been retained, including the related application and implementation guidance. The two existing measurement categories for financial liabilities remain unchanged. The criteria for designating a financial liability at fair value through profit or loss also remain unchanged. For financial liabilities designated at fair value through profit or loss, changes in fair value due to changes in an entity’s own credit risk are directly recognized in OCI instead of in profit and loss. There is no subsequent recycling of realized gains or losses from OCI to profit or loss. For financial liabilities that are required to be measured at fair value through profit or loss, i.e., all derivatives and trading portfolio liabilities, all fair value movements will continue to be recognized in profit and loss.
UBS is currently assessing the impact of the new standard on its financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. The IFRS 7 amendments are applicable for annual accounting periods beginning on or after 1 July 2011. UBS did not early adopt IFRS 9 for the year ended 31 December 2010.

Amendments to IAS 12 Income Taxes
In December 2010, the IASB issued amendments to IAS 12 Income Taxes to clarify guidance related to the measurement of deferred taxes. IAS 12 requires an entity to measure the deferred tax related to an asset based on whether the entity expects to recover the carrying amount of the asset principally through use or sale. The guidance establishes a rebuttable presumption that recovery of the carrying amount will normally be through sale. As a result of the amendments, SIC-21, Income Taxes – Recovery of Revalued Non-Depreciable Assets, would no longer apply to investment properties carried at fair value. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. The amendments also incorporate the guidance contained in SIC-21, which is now withdrawn. The amendments are effective for annual periods beginning on or after 1 January 2012, with early adoption permitted. UBS is currently assessing the impact of the revised standard on its financial statements.

Financial information

Note 2a Segment reporting

UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. In 2010, for the purpose of segment reporting, the business division Wealth Management & Swiss Bank was split into two separate reportable segments, namely Wealth Management and Retail & Corporate. As a result of the split, UBS now presents five reportable segments compared with only four reportable segments in 2009. The Corporate Center includes all corporate functions, elimination items as well as the remaining industrial holdings activities and is not considered a business segment. The “Corporate Center” column of the table in Note 2a “Segment reporting” has been renamed “Treasury activities and other corporate items”. Refer to Note 1a) 33) “Segment reporting” for more details.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the domestic United States business (Wealth Management US), the domestic Canadian business and international business booked in the United States.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund services unit provides legal fund set-up and accounting and reporting for retail and institutional funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, sovereign and governmental bodies, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for the Group in areas such as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres. Most costs and personnel of the Corporate Center are allocated to the business divisions.

Financial information
Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

						Treasury
			Wealth			activities and
	Wealth Management &		Management	Global Asset	Investment	other corporate
	Swiss Bank		Americas	Management	Bank	items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the year ended 31 December 2010

Net interest income	1,737	2,422	695	(17)	2,235	(858)	6,215

Non-interest income	5,608	1,524	4,870	2,075	9,775	1,993	25,845

Income[1]	7,345	3,946	5,565	2,058	12,010	1,135	32,060

Credit loss (expense) / recovery	11	(76)	(1)	0	0	0	(66)

Total operating income[2]	7,356	3,870	5,564	2,058	12,010	1,135	31,994

Personnel expenses	3,153	1,625	4,225	1,096	6,743	78	16,920

General and administrative expenses	1,264	836	1,223	400	2,693	168	6,585

Services to / from other business divisions	449	(509)	(6)	(5)	64	8	0

Depreciation of property and equipment	163	146	198	43	278	89	918

Amortization of intangible assets[3]	19	0	55	8	34	0	117

Total operating expenses[4]	5,049	2,098	5,694	1,542	9,813	343	24,539

Performance from continuing operations before tax	2,308	1,772	(130)	516	2,197	793	7,455

Performance from discontinued operations before tax	0	0	0	0	0	2	2

Performance before tax	2,308	1,772	(130)	516	2,197	795	7,457

Tax expense / (benefit) on continuing operations							(381)

Tax expense / (benefit) on discontinued operations							0

Net profit							7,838

Additional information[5]

Total assets	94,056	153,101	50,071	15,894	966,945	37,180	1,317,247

Additions to non-current assets	25	12	48	8	32	467	593

1 Impairments of financial investments available-for-sale for the year ended 31 December 2010 were as follows: Wealth Management & Swiss Bank CHF 45 million; Global Asset Management CHF 2 million; Investment Bank CHF 41 million; Treasury activities and other corporate items CHF (16) million. The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  2 Refer to “Note 38 Reorganizations and disposals” for further information on the impact on performance before tax of restructuring charges, and to “Note 27 Fair value of financial instruments” for further information on the allocation of own credit charges to the Investment Bank.  3 Refer to “Note 16 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division.  4 Refer to “Note 1 Summary of significant accounting policies” for more information on the allocation of additional Corporate Center costs to business divisions from 2010 onwards.  5 The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

Financial information

Note 2a Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset		and other
	Swiss Bank		Americas	Management	Investment Bank	corporate items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the year ended 31 December 2009

Net interest income	1,853	2,681	800	2	2,339	(1,229)	6,446

Non-interest income	5,574	1,415	4,746	2,134	2,494	1,623	17,987

Income[1]	7,427	4,096	5,546	2,137	4,833	394	24,433

Credit loss (expense) / recovery	45	(178)	3	0	(1,698)	(5)	(1,832)

Total operating income	7,471	3,918	5,550	2,137	3,135	389	22,601

Personnel expenses	3,360	1,836	4,231	996	5,568	551	16,543

General and administrative expenses	1,182	835	1,017	387	2,628	199	6,248

Services to / from other business divisions	428	(518)	4	(74)	(147)	306	0

Depreciation of property and equipment	154	136	170	36	360	193	1,048

Impairment of goodwill[2]	0	0	34	340	749	0	1,123

Amortization of intangible assets[2]	67	0	62	13	59	0	200

Total operating expenses[3]	5,191	2,289	5,518	1,698	9,216	1,250	25,162

Performance from continuing operations before tax	2,280	1,629	32	438	(6,081)	(860)	(2,561)

Performance from discontinued operations before tax	0	0	0	0	0	(7)	(7)

Performance before tax	2,280	1,629	32	438	(6,081)	(867)	(2,569)

Tax expense / (benefit) on continuing operations							(443)

Tax expense / (benefit) on discontinued operations							0

Net profit							(2,125)

Additional information[4]

Total assets	109,627	138,513	53,197	20,238	991,964	26,999	1,340,538

Additions to non-current assets	13	30	59	11	81	745	939

1 Impairments of financial investments available-for-sale for the year ended 31 December 2009 were as follows: Wealth Management & Swiss Bank CHF 158 million; Global Asset Management CHF 20 million; Investment Bank CHF 142 million; Treasury activities and other corporate items CHF 29 million. The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  2 Refer to “Note 16 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division.  3 Refer to “Note 1 Summary of significant accounting policies” for more information on the allocation of additional Corporate Center costs to business divisions from 2010 onwards.   4 The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

Financial information
Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset		and other
	Swiss Bank		Americas	Management	Investment Bank	corporate items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the year ended 31 December 2008

Net interest income	2,217	3,207	938	(2)	2,007	(2,375)	5,992

Non-interest income	8,285	1,704	5,340	2,906	(23,808)	3,373	(2,200)

Income[1]	10,502	4,911	6,278	2,905	(21,800)	998	3,792

Credit loss (expense) / recovery	(388)	(4)	(29)	0	(2,575)	0	(2,996)

Total operating income	10,114	4,907	6,249	2,904	(24,375)	998	796

Personnel expenses	3,503	1,927	4,271	946	5,182	433	16,262

General and administrative expenses	2,357	938	2,558	462	3,830	353	10,498

Services to / from other business divisions	409	(482)	16	88	41	(73)	0

Depreciation of property and equipment	181	142	162	44	447	265	1,241

Impairment of goodwill	0	0	0	0	341	0	341

Amortization of intangible assets	33	0	65	33	83	0	213

Total operating expenses[2]	6,483	2,524	7,072	1,572	9,925	979	28,555

Performance from continuing operations before tax	3,631	2,382	(823)	1,333	(34,300)	19	(27,758)

Performance from discontinued operations before tax	0	0	0	0	0	198	198

Performance before tax	3,631	2,382	(823)	1,333	(34,300)	217	(27,560)

Tax expense / (benefit) on continuing operations							(6,837)

Tax expense / (benefit) on discontinued operations							1

Net profit							(20,724)

Additional information[3]

Total assets	96,777	154,710	39,039	24,640	1,680,257	19,392	2,014,815

Additions to non-current assets	241	34	135	430	809	961	2,609

1 Impairments of financial investments available-for-sale for the year ended 31 December 2008 were as follows: Wealth Management & Swiss Bank CHF 19 million; Wealth Management Americas CHF 1 million; Global Asset Management CHF 22 million; Investment Bank CHF 121 million; Treasury activities and other corporate items CHF 40 million. The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  2 Refer to “Note 1 Summary of significant accounting policies” for more information on the allocation of additional Corporate Center costs to business divisions from 2010 onwards.  3 The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

Financial information

Note 2b Segment reporting by geographic location

The geographic analysis of operating income and non-current assets is based on the location of the entity in which the transactions and assets are recorded. The divisions of the Group are managed on an autonomous basis worldwide with a focus on cross-divisional collaboration and the interest of our clients to yield the maximum possible profitability by product line for the Group. The geographical analysis of operating income and non-current assets is provided in order to comply with IFRS.

For the year ended 31 December 2010
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %

Switzerland	12,670	40	4,922	31

United Kingdom	2,791	9	594	4

Rest of Europe	1,514	5	1,078	7

United States	10,752	34	8,673	54

Asia Pacific	3,796	12	394	2

Rest of the world	470	1	418	3

Total	31,994	100	16,080	100

For the year ended 31 December 2009
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %

Switzerland	11,939	53	5,137	28

United Kingdom	(3,999)	(18)	743	4

Rest of Europe	1,264	6	1,266	7

United States	9,333	41	9,928	55

Asia Pacific	3,770	17	451	3

Rest of the world	294	1	565	3

Total	22,601	100	18,090	100

For the year ended 31 December 2008
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %

Switzerland	11,564	1,453	5,207	25

United Kingdom	(9,219)	(1,158)	805	4

Rest of Europe	6,132	770	1,337	7

United States	(10,519)	(1,321)	10,505	51

Asia Pacific	3,122	392	495	2

Rest of the world	(284)	(36)	2,184	11

Total	796	100	20,533	100

Financial information
Notes to the consolidated financial statements

Income statement notes

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS considers it to be more meaningful to analyze net interest and trading income according to the businesses that drive

it. The second table below (Breakdown by businesses) provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Net interest and trading income

Net interest income	6,215	6,446	5,992	(4)

Net trading income	7,471	(324)	(25,820)

Total net interest and trading income	13,686	6,122	(19,828)	124

Breakdown by businesses

Net income from trading businesses[1]	7,508	382	(27,203)

Net income from interest margin businesses	4,624	5,053	6,160	(8)

Net income from treasury activities and other	1,554	687	1,214	126

Total net interest and trading income	13,686	6,122	(19,828)	124

Net interest income[2]

Interest income

Interest earned on loans and advances[3,4]	10,603	13,202	20,213	(20)

Interest earned on securities borrowed and reverse repurchase agreements	1,436	2,629	22,521	(45)

Interest and dividend income from trading portfolio	6,015	7,150	22,397	(16)

Interest income on financial assets designated at fair value	262	316	404	(17)

Interest and dividend income from financial investments available-for-sale	557	164	145	240

Total	18,872	23,461	65,679	(20)

Interest expense

Interest on amounts due to banks and customers[5]	1,984	3,873	18,150	(49)

Interest on securities lent and repurchase agreements	1,282	2,179	16,123	(41)

Interest and dividend expense from trading portfolio	3,794	3,878	9,162	(2)

Interest on financial liabilities designated at fair value	2,392	2,855	7,298	(16)

Interest on debt issued	3,206	4,231	8,954	(24)

Total	12,657	17,016	59,687	(26)

Net interest income	6,215	6,446	5,992	(4)

1 Includes lending activities of the Investment Bank.  2 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.  3 Includes interest income on impaired loans and advances of CHF 37 million for 2010, CHF 66 million for 2009 and CHF 42 million for 2008.  4 Includes interest income on cash collateral receivables on derivative instruments and net interest income on swaps.  5 Includes interest expense on cash collateral payables on derivative instruments.

Financial information

Note 3 Net interest and trading income (continued)

	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Net trading income[1]

Investment Bank equities	2,356	2,462	4,694	(4)

Investment Bank fixed income, currencies and commodities	2,000	(5,455)	(35,040)

Other business divisions[2]	3,115	2,668	4,525	17

Net trading income	7,471	(324)	(25,820)

of which: net gains / (losses) from financial assets designated at fair value	465	678	(974)	(31)

of which: net gains / (losses) from financial liabilities designated at fair value[3]	(1,001)	(6,741)	44,284	85

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment).   2 Mainly consists of gains and losses from foreign exchange and net trading income from treasury activities.   3 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 27 Fair value of financial instruments”.

Significant impacts on net trading income

Net trading income in 2010 included a gain of CHF 0.7 billion from credit valuation adjustments for monoline credit protection (CHF 0.8 billion loss in 2009). 2010 Net trading income also included a gain of CHF 0.7 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.1 billion gain in 2009).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines and the option to acquire equity of the SNB StabFund

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Equity underwriting fees	1,157	1,590	1,138	(27)

Debt underwriting fees	755	796	818	(5)

Total underwriting fees	1,912	2,386	1,957	(20)

M&A and corporate finance fees	857	881	1,662	(3)

Brokerage fees[1]	4,930	5,400	7,150	(9)

Investment fund fees	3,898	4,000	5,583	(3)

Portfolio management and advisory fees	5,959	5,863	7,667	2

Insurance-related and other fees	361	264	317	37

Total securities trading and investment activity fees	17,918	18,794	24,335	(5)

Credit-related fees and commissions	448	339	273	32

Commission income from other services	850	878	1,010	(3)

Total fee and commission income	19,216	20,010	25,618	(4)

Brokerage fees paid[1]	1,093	1,231	1,164	(11)

Other[1]	964	1,068	1,524	(10)

Total fee and commission expense	2,057	2,299	2,689	(11)

Net fee and commission income	17,160	17,712	22,929	(3)

of which: net brokerage fees[1]	3,837	4,169	5,985	(8)

1 In 2010, UBS corrected the amounts presented in previous periods on the lines Brokerage fees, Brokerage fees paid, Other and Net brokerage fees. Amounts previously disclosed have been decreased as follows: Brokerage fees by CHF 817 million and CHF 1,059 million for the years ended 31 December 2009 and 31 December 2008 respectively; Brokerage fees paid by CHF 517 million and CHF 599 million for the years ended 31 December 2009 and 31 December 2008 respectively; Other and Net brokerage fees by CHF 300 million and CHF 460 million for the years ended 31 December 2009 and 31 December 2008 respectively. The totals of Net fee and commission income and consequently Net profit attributable to UBS shareholders are not affected by this correction.

Financial information
Notes to the consolidated financial statements

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.10	31.12.09	31.12.08	31.12.09

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	(7)	96	(184)

Net gains from disposals of investments in associates[2]	256	(1)	199

Share of net profits of associates	81	37	(6)	119

Total	331	133	9	149

Financial investments available-for-sale

Net gains from disposals	204	110	615 [3]	85

Impairment charges	(72)	(349)[4]	(202)	79

Total	132	(239)	413

Net income from properties[5]	53	72	88	(26)

Net gains from investment properties[6]	8	(39)	0

Other[7]	690	672	183	3

Total other income	1,214	599	692	103

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries. 2009 included a loss of CHF 498 million on the sale of UBS Pactual.   2 Included in 2010 is a gain of CHF 180 million from the sale of investments in associates owning office space in New York.   3 Includes a gain of approximately CHF 360 million for the disposal of UBS’s equity stake in Bank of China.   4 Includes impairments for a global real estate fund of CHF 155 million, Asian debt instruments of CHF 86 million and private equity investments of CHF 55 million.   5 Includes net rent received from third parties and net operating expenses.   6 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.   7 Includes net gains from disposals of loans and receivables of CHF 324 million in 2010 and of CHF 205 million in 2009. 2010 includes a gain of CHF 158 million from the sale of a property in Zurich. 2009 included a gain of CHF 304 million from the public tender offer for four subordinated bonds of UBS.

Note 6 Personnel expenses

		For the year ended			% change from
CHF million	Note	31.12.10	31.12.09	31.12.08	31.12.09

Salaries		7,033	7,383	7,775	(5)

Variable compensation – discretionary bonus	31	4,082	2,809	1,674	45

Variable compensation – other[1]	31	310	830	1,025	(63)

Contractors		232	275	423	(16)

Social security[2]		826	804	660	3

Pension and other post-employment benefit plans[2]	30	724	988	972	(27)

Wealth Management Americas: financial advisor compensation[3]	31	2,667	2,426	2,435	10

Other personnel expenses[1]		1,047	1,027	1,298	2

Total personnel expenses		16,920	16,543	16,262	2

1 In 2010, UBS adjusted the amounts presented in previous periods on the line Other personnel expenses to align the presentation with the new definition by FINMA of variable compensation. Amounts previously disclosed under Other personnel expenses have been decreased by CHF 648 million for the year ended 31 December 2009 and CHF 702 million for the year ended 31 December 2008, with a corresponding increase in Variable compensation – other.   2 Starting 2010, UBS presents the pension costs related to cash bonus in Pension and other post-employment benefit plans. Previously those amounts were reported under Social security. Prior periods amounts have been adjusted accordingly as follows: by CHF 47 million for the year ended 31 December 2009 and by CHF 46 million for the year ended 31 December 2008.   3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Note 7 General and administrative expenses

	For the year ended				% change from
CHF million	31.12.10	31.12.09	31.12.08		31.12.09

Occupancy	1,252	1,420	1,516		(12)

Rent and maintenance of IT and other equipment	555	623	669		(11)

Telecommunications and postage	664	697	888		(5)

Administration	669	695	926		(4)

Marketing and public relations	339	225	408		51

Travel and entertainment	466	412	728		13

Professional fees	754	830	1,085		(9)

Outsourcing of IT and other services	1,078	836	1,029		29

Other[1]	807	512	3,249	[2]	58

Total general and administrative expenses	6,585	6,248	10,498		5

1 Includes litigation provisions. Refer to “Note 21 Provisions and contingent liabilities”.   2 Includes an amount of CHF 1,464 million for the expected costs associated with the repurchase of auction rate securities from clients and CHF 917 million in connection with UBS’s US cross-border case.

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.10	31.12.09	31.12.08	31.12.09

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)

from continuing operations	7,533	(2,719)	(21,442)

from discontinued operations	1	(17)	150

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)

Less: (profit) / loss on equity derivative contracts	(2)	(5)	(28)	60

Net profit attributable to UBS shareholders for diluted EPS	7,532	(2,741)	(21,320)

from continuing operations	7,531	(2,724)	(21,470)

from discontinued operations	1	(17)	150

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,789,732,938	3,661,086,266	2,792,023,098	4

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	48,599,111	754,948	1,151,556

Weighted average shares outstanding for diluted EPS	3,838,332,049	3,661,841,214	2,793,174,654	5

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	0	20,166,373	27,909,964	(100)

Earnings per share (CHF)

Basic	1.99	(0.75)	(7.63)

from continuing operations	1.99	(0.74)	(7.68)

from discontinued operations	0.00	0.00	0.05

Diluted	1.96	(0.75)	(7.63)

from continuing operations	1.96	(0.74)	(7.69)

from discontinued operations	0.00	0.00	0.05

Shares outstanding

Ordinary shares issued	3,830,840,513	3,558,112,753	2,932,580,549	8

Treasury shares	38,892,031	37,553,872	61,903,121	4

Shares outstanding	3,791,948,482	3,520,558,881	2,870,677,428	8

Retrospective adjustment for capital increase[2]			23,252,487

Mandatory convertible notes and exchangeable shares[3]	580,261	273,264,461	605,547,748	(100)

Shares outstanding for EPS	3,792,528,743	3,793,823,342	3,499,477,663	0

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 241,320,185; 288,915,585 and 283,263,330 for the years ended 31 December 2010, 31 December 2009 and 31 December 2008 respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for all periods, but could potentially dilute earnings per share in the future.   2 Shares outstanding increased by 0.81% due to the capital increase in 2009.   3 31 December 2009 and 31 December 2008 include 272,651,005 shares for the mandatory convertible notes issued to two investors in March 2008. 31 December 2008 includes 332,225,913 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008. All other numbers related to exchangeable shares.

Financial information
Notes to the consolidated financial statements

Balance sheet notes: assets

Note 9a Due from banks and loans (held at amortized cost)

CHF million	31.12.10	31.12.09

By type of exposure

Banks, gross	17,158	16,836

Allowance for credit losses	(24)	(32)

Net due from banks	17,133	16,804

Loans, gross

Residential mortgages	122,499	121,031

Commercial mortgages	20,362	19,970

Current accounts and loans	99,710	100,887

Securities[1]	21,392	27,237

Subtotal	263,964	269,124

Allowance for credit losses	(1,087)	(2,648)

of which: related to securities[1]	(273)	(179)

Net loans	262,877	266,477

Net due from banks and loans (held at amortized cost)	280,010	283,281

By geographical region (based on the location of the borrower)

Switzerland	161,109	159,990

United Kingdom	7,376	9,681

Rest of Europe	22,142	25,360

United States	52,097	60,520

Asia Pacific	16,984	13,659

Rest of the world	24,672	20,759

Subtotal	284,381	289,969

Allowance for credit losses	(1,111)	(2,680)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[2]	283,270	287,289

By type of collateral

Secured by real estate	144,403	142,617

Collateralized by securities	46,565	39,463

Guarantees and other collateral	30,890	39,439

Unsecured	62,523	68,450

Subtotal	284,381	289,969

Allowance for credit losses	(1,111)	(2,680)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[2]	283,270	287,289

1 On 31 December 2010, includes reclassified US student loan auction rate securities (ARS) of CHF 4.3 billion (CHF 7.8 billion on 31 December 2009), other reclassified securities of CHF 7.4 billion (CHF 11.5 billion on 31 December 2009) and CHF 9.7 billion ARS acquired from clients (CHF 8.0 billion on 31 December 2009). The related allowances for reclassified ARS amount to CHF 157 million (CHF 66 million on 31 December 2009) and other reclassified securities to CHF 63 million (CHF 96 million on 31 December 2009), respectively.  2 Includes loans designated at fair value of CHF 3.3 billion on 31 December 2010 and CHF 4.0 billion on 31 December 2009. For further details refer to “Note 12 Financial assets designated at fair value”.

Financial information

Note 9b Allowances and provisions for credit losses

	Specific
	allowances and	Collective loan
CHF million	provisions	loss allowances	Total 31.12.10	Total 31.12.09

Balance at the beginning of the year	2,771	49	2,820	3,070

Write-offs	(1,505)	0	(1,505)	(2,046)

Recoveries	79	0	79	52

Increase / (decrease) in credit loss allowances and provisions recognized in the income statement	67	(2)	66	1,832

Disposals	0	0	0	(51)

Foreign currency translation and other adjustments	(173)	0	(173)	(37)

Balance at the end of the year	1,239 [1]	47	1,287	2,820

	Specific
	allowances and	Collective loan
CHF million	provisions	loss allowances	Total 31.12.10	Total 31.12.09

As a reduction of due from banks	24	0	24	32

As a reduction of loans[1]	1,039	47	1,087	2,648

As a reduction of securities borrowed	46	0	46	51

Subtotal	1,109	47	1,157	2,730

Included in other liabilities related to provisions for contingent claims	130	0	130	90

Total allowances and provisions for credit losses	1,239	47	1,287	2,820

1 CHF 254 million is related to reclassified assets (securities and other assets) on 31 December 2010 and CHF 1,192 million on 31 December 2009.

Note 10 Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments

The Group enters into collateralized reverse repurchase and repurchase agreements, securities borrowing and securities lending transactions and derivative transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets
			Cash collateral			Cash collateral
	Cash collateral	Reverse	receivables		Reverse	receivables
	on securities	repurchase	on derivative	Cash collateral on	repurchase	on derivative
	borrowed	agreements	instruments	securities borrowed	agreements	instruments
CHF million	31.12.10	31.12.10	31.12.10	31.12.09	31.12.09	31.12.09

By counterparty

Banks	20,302	91,788	20,230	17,143	71,051	29,705

Customers	42,153	51,002	17,841	46,364	45,638	24,069

Total	62,454	142,790	38,071	63,507	116,689	53,774

Balance sheet liabilities
			Cash collateral			Cash collateral
			payables			payables
	Cash collateral on	Repurchase	on derivative	Cash collateral on	Repurchase	on derivative
	securities lent	agreements	instruments	securities lent	agreements	instruments
CHF million	31.12.10	31.12.10	31.12.10	31.12.09	31.12.09	31.12.09

By counterparty

Banks	5,820	28,201	34,930	7,268	26,167	32,932

Customers	831	46,595	23,994	727	38,008	33,165

Total	6,651	74,796	58,924	7,995	64,175	66,097

Financial information
Notes to the consolidated financial statements

Note 11 Trading portfolio

The Group trades in debt instruments (including money market paper and tradable loans), equity instruments, precious metals, other commodities and derivatives to meet the financial needs of its customers and to generate revenue. Refer to “Note 23 Deriva-

tive instruments and hedge accounting”. The table below represents a pure accounting view. It does not reflect hedges and other risk mitigating factors and the amounts must therefore not be considered risk exposures.

CHF million	31.12.10	31.12.09

Trading portfolio assets by counterparty

Debt instruments

Government and government agencies[1]	83,952	85,483

of which: Switzerland	13,292	3,778

of which: United States	19,843	22,498

of which: Japan	25,996	25,795

Banks[1]	14,711	10,850

Corporates and other	35,647	39,902

Total debt instruments	134,310	136,234

Equity instruments	57,506	57,541

Financial assets for unit-linked investment contracts	18,056	21,619

Financial assets held for trading	209,873	215,393

Precious metals and other physical commodities	18,942	16,864

Total trading portfolio assets	228,815	232,258

Trading portfolio liabilities by counterparty

Debt instruments

Government and government agencies[1]	29,628	26,317

of which: Switzerland	237	85

of which: United States	11,729	10,351

of which: Japan	7,699	3,384

Banks[1]	3,107	3,462

Corporates and other	4,640	5,447

Total debt instruments	37,376	35,226

Equity instruments	17,599	12,243

Total trading portfolio liabilities	54,975	47,469

1 From 2010 onwards bills issued by the Swiss National Bank are reported under Government and government agencies. In previous years, these bills were presented under Banks. The comparative period has been adjusted accordingly.

Financial information

Note 11 Trading portfolio (continued)

	31.12.10				31.12.09
CHF million	Level 1	Level 2	Level 3	Total

Trading portfolio assets by product type

Debt instruments

Government bills / bonds	43,583	22,543	310	66,435	67,528

Corporate bonds, including bonds issued by financial institutions	1,097	42,275	3,864	47,237	49,460

Loans	0	3,117	2,425	5,543	5,559

Asset-backed securities	7,070	4,287	3,741	15,098	13,688

of which: mortgage-backed securities	7,070	2,360	925	10,355	9,202

Total debt instruments	51,751	72,222	10,337	134,310	136,234

Equity instruments

Shares	40,861	2,041	273	43,175	43,074

Investment fund units and other	5,432	8,726	174	14,331	14,467

Total equity instruments	46,292	10,767	446	57,506	57,541

Financial assets for unit-linked investment contracts	18,056	0	0	18,056	21,619

Financial assets held for trading	116,100	82,989	10,783	209,873	215,393

Precious metals and other physical commodities				18,942	16,864

Total trading portfolio assets				228,815	232,258

Trading portfolio liabilities by product type

Debt instruments

Government bills / bonds	25,079	1,561	10	26,650	22,259

Corporate bonds, including bonds issued by financial institutions	864	9,544	117	10,525	12,033

Loans	0	0	0	0	160

Asset-backed securities	77	97	27	200	774

of which: mortgage-backed securities	76	47	0	123	515

Total debt instruments	26,020	11,201	154	37,376	35,226

Equity instruments

Shares	15,947	419	128	16,494	11,615

Investment fund units and other	959	146	0	1,106	629

Total equity instruments	16,906	565	128	17,599	12,243

Total trading portfolio liabilities	42,926	11,766	282	54,975	47,469

Financial information
Notes to the consolidated financial statements

Note 12 Financial assets designated at fair value

CHF million	31.12.10	31.12.09

Loans	2,331	3,052

Structured loans	929	957

Reverse repurchase and securities borrowing agreements

Banks	2,784	3,712

Customers	1,345	1,662

Other financial assets	1,115	840

Total financial assets designated at fair value	8,504	10,223

The maximum exposure to credit loss of all items in the above table is equal to the fair value except CHF 856 million as of 31 December 2010 and CHF 840 million as of 31 December 2009 reported in Other financial assets which are generally comprised of equity investments that are not directly exposed to credit risk. The maximum exposure to credit loss as of 31 December 2010 and

31 December 2009 is mitigated by collateral of CHF 3,929 million and CHF 4,845 million, respectively.

The amount by which credit derivatives or similar instruments mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value is as follows:

CHF million	31.12.10	31.12.09

Notional amount of loans and structured loans	4,075	4,224

Credit derivatives related to loans and structured loans – notional amount[1]	1,730	2,699

Credit derivatives related to loans and structured loans – fair value[1]	(5)	90

Additional Information
			Cumulative from inception
	For the year ended		until the year ended
CHF million	31.12.10	31.12.09	31.12.10	31.12.09

Change in fair value of loans and structured loans designated at fair value, attributable to changes in credit risk[2]	100	530	(27)	(128)

Change in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value[2]	(94)	(435)	(5)	90

1 Credit derivatives contracts include credit default swaps, total return swaps, and similar instruments. These are generally used to manage credit risk when UBS has a direct credit exposure to the counterparty, which has not otherwise been collateralized.   2 Current and cumulative changes in the fair value of loans attributable to changes in their credit risk are only calculated for those loans outstanding on the balance sheet date. Current and cumulative changes in the fair value of credit derivatives hedging such loans include all the derivatives which have been used to mitigate the credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Financial information

Note 13 Financial investments available-for-sale

CHF million	31.12.10	31.12.09

Financial investments available-for-sale by counterparty

Debt instruments

Government and government agencies[1]	67,552	76,938

of which: Switzerland	3,206	646

of which: United States	38,070	47,282

of which: United Kingdom	8,303	4,741

of which: Japan	6,541	3,950

Banks[1]	5,091	2,937

Corporates and other	765	531

Total debt instruments	73,409	80,406

Equity instruments	1,359	1,351

Total financial investments available-for-sale	74,768	81,757

unrealized gains – before tax	514	577

unrealized (losses) – before tax	(662) [2]	(93)

Net unrealized gains / (losses) – before tax	(148)	484

Net unrealized gains / (losses) – after tax	(243)	375

	31.12.10				31.12.09
CHF million	Level 1	Level 2	Level 3	Total

Financial investments available-for-sale by product

Debt instruments

Government bills / bonds	52,285	5,324	32	57,642	64,908

Corporate bonds, including bonds issued by financial institutions	561	11,045	64	11,670	14,688

Asset-backed securities	6	4,078	13	4,097	810

of which: mortgage-backed securities	2	4,078	13	4,093	807

Total debt instruments	52,852	20,447	110	73,409	80,406

Equity instruments

Shares	80	445	496	1,021	862

Investment fund units		87	23	110	119

Private equity investments	2	1	224	227	370

Total equity instruments	82	533	743	1,359	1,351

Total financial investments available-for-sale	52,935	20,980	853	74,768	81,757

1 From 2010 onwards, bills issued by the Swiss National Bank are reported within Government and government agencies. In previous years, these bills were presented within Banks. The comparative period has been adjusted accordingly.  2 Includes losses of CHF 31 million with a duration of more than 12 months.

Financial information
Notes to the consolidated financial statements

Note 14 Investments in associates

CHF million	31.12.10	31.12.09

Carrying amount at the beginning of the year	870	892

Additions	19	14

Disposals	(94)	(38)

Transfers	0	(1)

Income	86	42

Impairments	(6)	(4)

Dividends paid	(29)	(30)

Foreign currency translation	(55)	(5)

Carrying amount at the end of the year	790	870

Significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest. Refer to “Note 34 Significant subsidiaries and associates”.

CHF million	31.12.10	31.12.09

Assets	6,391	5,155

Liabilities	4,391	3,248

Revenues	1,371	1,468

Net profit	239	319

Note 15 Property and equipment

At historical cost less accumulated depreciation
			IT, software
	Own-used	Leasehold	and com-	Other machines	Projects
CHF million	properties	improvements	munication	and equipment	in progress	31.12.10	31.12.09

Historical cost

Balance at the beginning of the year	9,468	3,227	4,150	784	217	17,846	17,952

Additions	33	96	170	41	198	538	854

Additions from acquired companies	0	0	0	0	0	0	0

Disposals write-offs[1]	(36)	(304)	(185)	(77)	(0)	(602)	(736)

Reclassifications	(90)	31	104	9	(186)	(132)	(227)

Foreign currency translation	(55)	(218)	(237)	(58)	(15)	(583)	2

Balance at the end of the year	9,321	2,832	4,002	700	213	17,068	17,846

Accumulated depreciation

Balance at the beginning of the year	5,417	2,109	3,669	555	0	11,750	11,461

Depreciation[2]	209	286	359	63	0	918	1,048

Disposals/write-offs[1]	(20)	(280)	(182)	(66)	0	(548)	(644)

Reclassifications	(34)	38	(0)	8	0	12	(104)

Foreign currency translation	(25)	(148)	(220)	(43)	0	(437)	(12)

Balance at the end of the year	5,548	2,005	3,625	518	0	11,695	11,750

Net book value at the end of the year[3]	3,773	827	377	182	213	5,373	6,096

1 Includes write-offs of fully depreciated assets.   2 In 2010, amounts include CHF 1 million impairments of own-used property, CHF 40 million impairments of leasehold improvements and CHF 1 million impairments of IT, software and communication.   3 Fire insurance value of property and equipment is CHF 13,481 million (2009: CHF 13,800 million).

Investment properties at fair value
CHF million	31.12.10	31.12.09

Balance at the beginning of the year	116	215

Additions	3	0

Sales	(23)	(60)

Revaluations	2	(37)

Reclassifications	6	0

Foreign currency translation	(10)	(2)

Balance at the end of the year	94	116

Financial information

Note 16  Goodwill and intangible assets

Introduction

As of 31 December 2010, the following four segments carried goodwill: Wealth Management (CHF 1.4 billion), Wealth Management Americas (CHF 3.3 billion), Global Asset Management (CHF 1.4 billion), and Investment Bank (CHF 3.0 billion). For the purpose of testing goodwill for impairment, UBS considers the segments as reported in Note 2a as separate cash-generating units, and determines the recoverable amount of a segment on the basis of value in use.

As of 31 December 2010, equity attributable to UBS shareholders stood at CHF 47 billion, up from CHF 41 billion as of 31 December 2009. UBS’s market capitalization was approximately CHF 59 billion as of 31 December 2010 compared with CHF 57 billion as of 31 December 2009. On the basis of the impairment testing methodology described below, UBS concluded that the year-end 2010 balances of goodwill allocated to its segments remain recoverable.

Methodology for goodwill impairment testing

The recoverable amount is determined using a discounted cash flow model, which uses inputs that consider features of the banking business and its regulatory environment. The recoverable amount is calculated by estimating streams of earnings available to shareholders over the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the cost of equity and the long-term growth rate. For the 2010 test, the discount rates and long-term growth rates used to calculate the present values of the cash-generating units remained unchanged. The recoverable amount of a segment is the sum of discounted earnings available to shareholders from the first five individually forecast years and the terminal value.

The carrying amount for each segment is determined by reference to the Equity Attribution framework. Within this framework, which is described in the Treasury management section of this report, management attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets. Until the end of 2009, the carrying amount for each segment was determined by a roll-forward of the historic carrying amount. The change in methodology for determining the carrying amount of the cash-generating units from the roll-forward approach to the Equity Attribution framework was made in 2010 as the principles underlying the Equity Attribution framework were approved by the Board of Directors during the year. Moreover, the framework became embedded in the Bank for purposes of measuring the performance of each of its businesses. This new methodology is aligned with the 2010 business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.

Assumptions

The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on real growth rates and expected inflation. Earnings available to shareholders are estimated on the basis of forecast results, which take into account business initiatives and planned capital investments. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of all segments will not result in an impairment situation.

Discount and growth rates

	Discount rates		Growth rates
In %	31.12.10	31.12.09	31.12.10	31.12.09

Wealth Management	9.0	9.0	1.2	1.2

Wealth Management Americas	9.0	9.0	2.4	2.4

Global Asset Management	9.0	9.0	2.4	2.4

Investment Bank	11.0	11.0	2.4	2.4

Financial information
Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets (continued)

Investment Bank / Wealth Management Americas

As in prior years, the assessment of the goodwill of the Investment Bank and Wealth Management Americas continued to be a focus. In its review of the year-end 2010 goodwill balance, UBS considered the performance outlook of its Investment Bank and Wealth Management Americas business divisions and the underlying business operations to resolve whether the recoverable amounts for these units cover their carrying amounts, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remains recoverable on 31 December 2010. The conclusion was reached on the basis of the current forecast results and the underlying assumption that the economy will gradually improve and reach an average growth level.

In addition, a stress test was performed employing the same

discounted cash flow model. The earnings used were based on an economic stress scenario. Under this economic stress scenario, the key macro economic drivers are severely reduced in the near term, with a gradual recovery thereafter. The stressed values exceeded the carrying values of all business divisions, including the Investment Bank and Wealth Management Americas. However, if the regulatory pressure on the banking industry further intensifies and conditions in the financial markets turn out to be worse than anticipated in our performance forecasts, the goodwill carried in these business divisions may need to be impaired in future periods.

Recognition of any impairment of goodwill would reduce IFRS Equity attributable to UBS shareholders and net profit, but it would not impact cash flows, as well as the BIS Tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

	Goodwill	Intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.10	31.12.09

Historical cost

Balance at the beginning of the year	10,115	787	894	1,680	11,795	13,716

Additions and reallocations	20	0	14	14	34	70

Disposals	(3)	0	0	0	(3)	(2,190)

Write-offs[1]	0	0	(1)	(1)	(1)	0

Foreign currency translation	(1,016)	(77)	(97)	(174)	(1,190)	199

Balance at the end of the year	9,115	710	809	1,519	10,634	11,795

Accumulated amortization and impairment

Balance at the beginning of the year	0	361	426	787	787	781

Amortization	0	40	65	105	105	144

Impairment	0	0	12	12	12	1,180

Disposals	0	0	0	0	0	(1,416)

Write-offs[1]	0	0	(1)	(1)	(1)	0

Foreign currency translation	0	(39)	(52)	(91)	(91)	99

Balance at the end of the year	0	362	450	812	812	787

Net book value at the end of the year	9,115	348	359	707	9,822	11,008

1 Represents write-offs of fully amortized intangible assets.

Financial information

Note 16 Goodwill and intangible assets (continued)

The following table presents the disclosure of goodwill and intangible assets by business unit for the year ended 31 December 2010.

	Balance at					Foreign	Balance at
	the beginning	Additions and				currency	the end of
CHF million	of the year	reallocations	Disposals	Amortization	Impairment	translation	the year

Goodwill

Wealth Management	1,510	20				(178)	1,351

Wealth Management Americas	3,655					(352)	3,303

Global Asset Management	1,610					(161)	1,448

Investment Bank	3,341		(3)			(325)	3,013

UBS	10,115	20	(3)			(1,016)	9,115

Intangible assets

Wealth Management	137			(8)	(12)	(18)	100

Wealth Management Americas	526			(55)		(46)	425

Global Asset Management	49	3		(8)		(5)	40

Investment Bank	182	10		(34)		(15)	143

UBS	893	14		(105)	(12)	(83)	707

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets

Estimated, aggregated amortization expenses for:

2011	93

2012	88

2013	81

2014	74

2015	73

2016 and thereafter	298

Total	707

Note 17 Other assets

CHF million	31.12.10	31.12.09

Settlement and clearing accounts	708	915

VAT and other tax receivables	275	209

Prepaid pension costs	3,174	3,053

Properties held for sale	302	568

Prime brokerage receivables	16,395	16,347

Other receivables	1,827	2,590

Total other assets	22,681	23,682

Financial information
Notes to the consolidated financial statements

Balance sheet notes: liabilities

Note 18 Due to banks and customers

CHF million	31.12.10	31.12.09

Due to banks	41,490	31,922

Due to customers in savings and investment accounts	104,607	101,573

Other amounts due to customers	227,694	237,691

Total due to customers	332,301	339,263

Total due to banks and customers	373,791	371,185

Note 19 Financial liabilities designated at fair value and debt issued

Financial liabilities designated at fair value
CHF million	31.12.10	31.12.09

Bonds and compound debt instruments issued

Equity linked	46,894	54,856

Credit linked	19,761	25,663

Rates linked	20,439	16,367

Other	949	2,286

Total	88,043	99,173

Compound debt instruments – OTC	12,475	13,306

Repurchase agreements	93	0

Loan commitments[1]	145	174

Total	100,756	112,653

1 Loan commitments recognized as Financial liabilities designated at fair value, until drawn down and recognized as loans. See Note 1a) 8) for additional information.

As of 31 December 2010, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 11.1 billion higher than the carrying value. As of 31 December 2009, the contractual redemption amount at maturity of such liabilities was CHF 7.6 billion higher than the carrying value. Refer to Note 1a) 8) for details.

Debt issued (held at amortized cost)
CHF million	31.12.10	31.12.09

Money market papers	56,039	51,579

Debt:

Senior bonds	54,627	57,653

Subordinated bonds	8,547	11,244

Bonds issued by the central bond institutions of the Swiss regional or cantonal banks	8,455	7,909

Medium-term notes	2,605	2,967

Total	130,271	131,352

Financial information

Note 19 Financial liabilities designated at fair value and debt issued (continued)

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1a) 15) and “Note 23 Derivative Instruments and Hedge Accounting”. As a result of applying hedge accounting, as of 31 December 2010 and 31 December 2009, the carrying value of debt issued was CHF 913 million higher and CHF 600 million higher, respectively, reflecting changes in fair value due to interest rate movements.

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt.
Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. As of 31 December 2010 and 31 December 2009, the

Group had CHF 8,547 million and CHF 11,244 million, respectively, in subordinated debt. Subordinated debt usually pays fixed interest annually or floating-rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR) and provides for single principal payments upon maturity.

As of 31 December 2010 and 31 December 2009, the Group had CHF 153,730 million and CHF 167,702 million, respectively, in unsubordinated debt (excluding money market paper, compound debt instruments – OTC and loan commitments designated at fair value).
The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their re-pricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2011	2012	2013	2014	2015	2016–2020	Thereafter	31.12.10	31.12.09

UBS AG (Parent Bank)

Senior debt

Fixed rate	66,270	9,108	18,435	8,010	9,061	18,044	9,839	138,767	130,356

Interest rates (range in %)[1]	0-10.0	0-10.0	0-10.0	0-10.0	0-8.4	0-9.5	0-8.0

Floating rate	14,378	11,349	6,507	5,045	6,436	5,811	9,847	59,372	68,375

Subordinated debt

Fixed rate	0	0	0	397	1,049	3,914	1,052	6,412	7,167

Interest rates (range in %)				3.34	2.38-7.38	3-7.38	6.38-8.75

Floating rate	0	0	0	0	0	1,703	431	2,134	4,077

Subtotal	80,648	20,457	24,942	13,452	16,546	29,471	21,170	206,685	209,975

Subsidiaries

Senior debt

Fixed rate	8,742	266	315	155	39	869	4,009	14,396	19,494

Interest rates (range in %)[1]	0-8.38	0-9.62	0-2.82	0-7.63	0-7.4	0-8.25	0-10.0

Floating rate	816	1,058	881	818	1,423	1,587	3,363	9,947	14,537

Subtotal	9,558	1,324	1,197	973	1,462	2,456	7,372	24,342	34,030

Total	90,206	21,781	26,139	14,424	18,008	31,928	28,542	231,027	244,005

1 The contractual interest rates on some minor positions of structured products were not considered in the interest rate ranges. The interest rates of these products are up to 35.76%.

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

Financial information
Notes to the consolidated financial statements

Note 20 Other liabilities

CHF million	Note	31.12.10	31.12.09

Provisions	21	1,574	2,311

Provisions for contingent claims	9b	130	90

Current tax liabilities		750	1,082

Deferred tax liabilities	22	97	142

VAT and other tax payables		579	612

Settlement and clearing accounts		961	1,430

Amounts due under unit-linked investment contracts		18,125	21,740

Prime brokerage payables		36,383	38,359

Other payables[1]		5,121	6,579

Total other liabilities		63,719	72,344

1 Includes third-party interest of consolidated limited partnerships of CHF 0.9 billion (2009: CHF 1.6 billion) and liabilities from cash-settled employee compensation plans of CHF 2.2 billion (2009: CHF 2.5 billion).

Note 21 Provisions and contingent liabilities

a) Provisions
					Total	Total
CHF million	Operational risks[1]	Litigation[2]	Restructuring	Other[3]	31.12.10	31.12.09

Balance at the beginning of the year	82	1,028	488	713	2,311	2,727

Increase in provisions recognized in the income statement	86	721	144	106	1,056	1,346

Release of provisions recognized in the income statement	(22)	(88)	(93)	(58)	(260)	(309)

Provisions used in conformity with designated purpose	(79)	(960)[4]	(199)	(103)	(1,341)	(1,375)

Capitalized reinstatement costs	0	0	0	(24)	(24)	3

Disposal of subsidiaries	0	0	0	0	0	(35)

Reclassifications	0	(20)	1	23	4	90

Foreign currency translation	(11)	(63)	(60)	(39)	(173)	(135)

Balance at the end of the year	56	618	281	619	1,574	2,311

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS, as described in section “c) Other contingent liabilities” of this note.   3 Includes reinstatement costs for leasehold improvement which amounted to CHF 122 million on 31 December 2010 (CHF 161 million on 31 December 2009), provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.   4 Includes an amount of CHF 651 million relating to the settlement of the US cross-border case. The respective provision was recognized in 2008.

Financial information

Note 21 Provisions and contingent liabilities (continued)

b) Litigation and regulatory matters

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

Certain potentially significant legal proceedings or threatened proceedings as of 31 December 2010 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so can be expected to prejudice seriously our position in these matters and would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimant. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities.

1) Municipal Bonds

In November 2006, UBS and others received subpoenas from the Antitrust Division of the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. In addition, various state Attorneys General have issued subpoenas seeking similar information. The investigations are ongoing, and UBS is cooperating. Several putative class actions also have been filed in Federal District Courts against UBS and numerous other firms. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS in connection with the bidding of various financial instruments associated with municipal securities. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation. Discussions with the SEC, DOJ and a number of state Attorneys General are ongoing.

2) Auction Rate Securities

UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARS) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARS. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The fines being paid in these state settlements are being charged against the USD 150 million provision that was established in 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. During the third quarter of 2010, a claimant alleging consequential damages from the illiquidity of ARS was awarded approximately USD 80 million by an arbitration panel and UBS has booked a provision of CHF 78 million relating to the case. UBS moved in state court to vacate the award and oral argument was heard on that motion in December 2010. UBS is the subject of other pending arbitration and litigation claims by clients and issuers relating to ARS.

3) Inquiries Regarding Cross-Border Wealth Management
Businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.

4) Matters Related to the Credit Crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular

Financial information
Notes to the consolidated financial statements

Note 21 Provisions and contingent liabilities (continued)

mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDOs) during the third quarter of 2007 and UBS’s reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigation. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, concerning various matters related to the credit crisis. These matters concern, among other things, UBS’s (i) disclosures and write-downs, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

5) Lehman Principal Protection Notes

From March 2007 through September 2008, UBS sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. UBS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. UBS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities, and is responding to investigations by other state regulators and FINRA relating to the sale of these notes to UBS customers. The customer litigations and regulatory investigations relate primarily to whether UBS adequately disclosed the risks of these notes to its customers.

6) Claims Related to Sales of RMBS and Mortgages

From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in more than 20 lawsuits relating to at least USD 39 billion in original face amount of RMBS underwritten or issued by UBS. Most of the lawsuits are in their early stages. Many have not advanced beyond the motion to dismiss phase; some are in the early stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 4.5 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third party originators) into a securitization trust and made representations and warranties about those loans. The remaining USD 34.5 billion of RMBS to which these cases relate was issued in third-party securitizations where UBS acted as underwriter. In connection with most of the claims included in this latter category, UBS currently expects to be indemnified by the issuers against any loss or liability. These RMBS-related claims include cases in which UBS is named as a defendant in litigation by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. UBS has also been contacted by certain government-sponsored enterprises requesting that UBS repurchase USD 2 billion of securities issued in UBS-sponsored RMBS offerings.

As described below under “c) Other contingent liabilities”, UBS also has contractual obligations to repurchase US residential mortgage loans as to which its representations made at the time of transfer prove to have been materially inaccurate. Contested loan repurchase demands relating to loans with an initial principal balance of USD 30 million are the subject of litigation.

7) Claims Related to UBS Disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with the firm’s disclosures relating to its positions and losses in mortgage-related securities, its positions and losses in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. Defendants have moved to dismiss the ERISA complaint for failure to state a claim.

8) Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Lux-

Financial information

Note 21 Provisions and contingent liabilities (continued)

embourg law, substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009 UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. In December 2009 and March 2010 the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants is no less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants is not less than USD 555 million. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9) Transactions with City of Milan and Other Italian Public
Sector Entities

In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks fraudulently obtained hidden and / or illegal profits by entering into the derivative contracts with the City of Milan. The banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City has separately asserted claims for damages against UBS Limited and UBS individuals in relation to this alleged failure. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. UBS has itself issued proceedings before English courts in connection with a number of derivative transactions with Italian public entities, including some of those mentioned above, aimed at obtaining declaratory judgments as to the legitimacy of UBS’s behavior.

10) HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.

Financial information
Notes to the consolidated financial statements

Note 21 Provisions and contingent liabilities (continued)

11) Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of managed Credit Default Swap transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS on 18 October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. On 15 October 2010, the English court dismissed an application by KWL contesting its jurisdiction, and ruled that it has jurisdiction and will hear the proceedings. On 18 October 2010, UBS issued a further claim against KWL in the English court seeking declarations concerning the validity of UBS’s early termination on that date of the remaining CDS with KWL. On 11 November 2010, the English Supreme Court ruled in a case concerning similar jurisdictional issues, but not involving UBS, that certain questions should be referred to the European Court of Justice. Thereafter, KWL was granted permission to appeal certain jurisdictional aspects of its claim, and the court ordered a temporary stay of the proceedings related to UBS’s claim for a declaration as to validity. In March 2010, KWL issued proceedings in Leipzig, Germany, against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. UBS is contesting the claims and has also contested the jurisdiction of the Leipzig court. The Leipzig court indicated in August 2010 that it did not have jurisdiction over KWL’s claim. Subsequently, KWL made a further submission in October 2010 making additional allegations including fraudulent collusion by UBS employees. On 15 February 2011, the Leipzig court proposed that the proceedings in Leipzig be stayed against UBS and the other banks pending the outcome of the appeal on the jurisdiction aspects in England.

The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In

April 2010, UBS issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 189 million. These English proceedings are also currently stayed.

It is reported that in January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

12) Puerto Rico

The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. We believe that the negative financial results, if any, to shareholders of the funds who traded their shares through UBS during the relevant periods were less than USD 5 million in the aggregate. There is, however, no assurance that the SEC’s staff will agree with UBS’s analysis.

13) LIBOR

UBS has received subpoenas from the SEC, the US Commodity Futures Trading Commission and the US Department of Justice in connection with investigations regarding submissions to the British Bankers’ Association, which sets LIBOR rates. UBS understands that the investigations focus on whether there were improper attempts by UBS, either acting on its own or together with others, to manipulate LIBOR rates at certain times. In addition, UBS has received an order to provide information to the Japan Financial Supervisory Agency concerning similar matters. UBS is conducting an internal review and is cooperating with the investigations.

c) Other contingent liabilities

Demands Related to Sales of Mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, UBS sponsored securitizations of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.
UBS was not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Financial information

Note 21 Provisions and contingent liabilities (continued)

When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in most cases contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has been notified by certain institutional purchasers and insurers of mortgage loans and RMBS that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. UBS has received relatively few repurchase demands and has repurchased only a small fraction of the underlying loans.

In the period from 2006 through 2009, UBS received demands to repurchase loans having an original principal balance of approximately USD 356 million in the aggregate. Of that principal balance of USD 356 million, UBS has repurchased or agreed to repurchase loans accounting for about 5%. Repurchase demands accounting for about 45% were rescinded after rebuttal by UBS. Demands accounting for a further 41% either were rebutted by UBS but not rescinded (and are the subject of ongoing discussions) or were not pursued by the party making the demand. Repurchase demands accounting for about 9% are the subject of ongoing litigation.
In 2010, UBS received demands to repurchase additional loans having an original principal balance of approximately USD 350 million. Of that principal balance of USD 350 million, UBS has agreed to repurchase loans accounting for about 12%, repurchase demands accounting for about 67% have been rebutted by UBS but not rescinded, UBS continues to review repurchase demands accounting for about 15%, and demands accounting for about 6% are being resolved between the repurchase requestor and the originators of the loans. UBS expects that the majority of the underlying loans subject to these 2010 repurchase demands will ultimately not be required to be repurchased. Since 1 January 2011 UBS has received demands to repurchase additional loans having an original principal balance of approximately USD 5 million. Those loans are under review.
UBS established by the end of the fourth quarter 2010 a USD 97 million provision based on its best estimate of the loss arising from loan repurchase demands received from 2006 through 2010 to which UBS has agreed, or which UBS has rebutted but which are unresolved, and for certain anticipated loan repurchase demands of which UBS has been informed. It is not yet clear when or to what extent this provision will be utilized in connection with actual repurchases or indemnity payments, because both the submission of anticipated demands and the timing of resolution of such demands are uncertain. We nevertheless expect that most of the repurchases and payments related to the demands received in 2010, excluding any that become the subject of litigation, will occur in 2011.

UBS has made indemnity payments in amounts equivalent to 62% of the original principal balance of already-liquidated loans that were the subject of 2010 demands to which UBS agreed. With respect to unliquidated loans that UBS agreed to repurchase in response to demands made in 2010, UBS does not yet have sufficient information to estimate the charge it will recognize upon repurchase. Losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared to those that have been the subject of past demands.
In most instances in which UBS would be required to repurchase loans or indemnify against losses due to misrepresentations, UBS would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. UBS estimates that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from third-party originators that remain solvent. In respect of loans that UBS has agreed to repurchase pursuant to demands received in 2010, UBS has in turn asserted indemnity or repurchase demands against third parties for loans with an aggregate original principal balance of USD 29 million. Only a small number of UBS’s demands have been resolved, and UBS has not recognized any asset in respect of the unresolved demands.
We cannot reliably estimate the level of future repurchase demands, and do not know whether UBS’s past success rate in rebutting such demands will be a good predictor of future success. We also cannot reliably estimate the timing of any such demands.
As described above under “b) Litigation and regulatory matters”, UBS is also subject to claims and threatened claims in connection with its role as underwriter and issuer of RMBS, and certain loan repurchase demands are also the subject of litigation.

Financial information
Notes to the consolidated financial statements

Note 22 Income taxes

	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Tax expense from continuing operations

Domestic

Current	(75)	55	(336)

Deferred	668	23	(7,282)

Foreign

Current	300	462	519

Deferred	(1,273)	(983)	262

Total income tax expense/(benefit) from continuing operations	(381)	(443)	(6,837)

Tax expense from discontinued operations

Domestic	0	0	1

Total income tax expense from discontinued operations	0	0	1

Total income tax expense/(benefit)	(381)	(443)	(6,836)

The deferred tax benefit reflects the recognition of additional deferred tax assets in respect of tax losses and temporary differences in a number of foreign locations including the US (CHF 1,161 million) and Japan (CHF 98 million), taking into account updated forecast taxable profit assumptions over the five-year horizon used for recognition purposes. This was partly offset by a Swiss net deferred tax expense as Swiss tax losses for which deferred tax assets have previously been recognized were used against profits for the year (tax expense of CHF 1,409 million), which was itself partly offset by an upwards revaluation of Swiss deferred tax assets taking into account revised forecast profit assumptions (tax benefit of CHF 741 million).

The current tax expense relates to tax expenses in respect of taxable profits in the Group partly offset by tax benefits of CHF 261 million arising from the agreement of prior year positions with tax authorities in various locations. In addition, there is a deferred tax expense of CHF 3 million relating to prior years. The net tax benefits relating to prior years were therefore CHF 258 million.

The Group made net corporate income tax payments, including domestic and foreign taxes, of CHF 498 million, CHF 505 million and CHF 887 million in 2010, 2009 and 2008 respectively.
The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Domestic	5,999	4,871	3,269

Foreign	1,456	(7,433)	(31,027)

Income taxes at Swiss statutory rate of 21.5% for 2010 and 2009, 22% for 2008	1,603	(551)	(6,107)

Increase/(decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(49)	(1,636)	(7,056)

Tax effects of losses not recognized	275	1,188	7,412

Previously unrecorded tax losses now utilized	(1,225)	(79)	(10)

Non-taxable and lower taxed income	(889)	(932)	(773)

Non-deductible expenses and additional taxable income	1,985	1,012	897

Adjustments related to prior years	(258)	(65)	(490)

Change in deferred tax valuation allowances	(1,820)	552	(692)

Other items	(3)	69	(17)

Income tax expense/(benefit) from continuing operations	(381)	(443)	(6,837)

Financial information

Note 22 Income taxes (continued)

Significant components of the Group’s deferred income tax assets and liabilities are as follows:

CHF million	31.12.10			31.12.09
		Valuation			Valuation
Deferred tax assets	Gross	allowance	Recognized	Gross	allowance	Recognized

Compensation and benefits[1]	1,993	(1,791)	201	2,204	(1,983)	221

Tax loss carry-forwards[1]	28,474	(19,546)	8,929	31,945	(23,699)	8,246

Trading assets[1]	1,164	(999)	165	923	(765)	158

Other	2,002	(1,776)	226	2,458	(2,215)	243

Total deferred tax assets	33,634	(24,112)	9,522	37,529	(28,661)	8,868

Deferred tax liabilities

Compensation and benefits			0			5

Property and equipment			0			1

Financial investments and associates			25			60

Trading assets			1			0

Goodwill and intangible assets			40			61

Other			31			15

Total deferred tax liabilities			97			142

1 As compared to the figures stated in the tax note to the 2009 consolidated financial statements, the gross deferred tax assets and valuation allowance in the comparatives for 31 December 2009 have each been increased by a net amount of CHF 224 million, resulting in no change in the deferred tax assets recognized. The net increase is made up of i) an increase for compensation and benefits of CHF 422 million, ii) an increase for trading assets of CHF 362 million and iii) a decrease for tax loss carry-forwards of CHF 560 million.

Certain deferred tax asset and liability movements are recognized directly in the statement of changes in equity and in the statement of comprehensive income, including the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than Swiss francs. In particular, in 2010, deferred tax assets of CHF 318 million were recognized directly in Equity for the increased recognition of those Swiss tax losses incurred in previous years that are of an equity nature for IFRS accounting purposes (2009: CHF 203 million).

In the table above, the valuation allowance represents amounts that are not expected to provide future benefits due to insufficiency of future taxable income.
UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items as shown in the table above. For entities that incurred tax losses in either the current or preceding year, an amount of CHF 9,147 million is recognized as deferred tax assets as of 31 December 2010 (CHF 8,773 million as of 31 December 2009). These deferred tax assets mainly relate to Swiss tax losses (primarily due to the write-down of investments in US subsidiaries in 2007 and 2008) and US tax losses.

The deferred tax assets recognized as of 31 December 2010 in respect of tax losses have been based on profitability assumptions over the five-year horizon. The expected future profitability is based on business plan assumptions, as adjusted to take into account the recognition criteria of IAS 12. If the business plan earnings and assumptions in future periods substantially deviate from the current assumptions, the amount of deferred tax assets may need to be adjusted in the future.

As of 31 December 2010, tax losses totaling CHF 51,355 million which are not recognized as deferred tax assets are available to be offset against future taxable income. As of 31 December 2009, there were tax losses of CHF 72,313 million, which were not recognized as deferred tax assets and were available to be offset against future taxable income and potential tax adjustments. The tax losses not recognized reduced during 2010 because of their utilization against profits for the year, the increased recognition of deferred tax assets for losses brought forward, foreign exchange rate effects on the Swiss franc value of overseas losses and a change as of 31 December 2010 as compared to the prior year in terms of presenting the unrecognized tax losses net of any potential tax adjustments.
The tax losses not recognized as deferred tax assets as of 31 December 2010 expire as follows:

CHF million	31.12.10

Within 1 year	0

From 2 to 5 years	3,184

From 6 to 10 years	54

From 11 to 20 years	36,943

No expiry	11,174

Total	51,355

Financial information
Notes to the consolidated financial statements

Note 22 Income taxes (continued)

In general, Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period.

The Group provides for deferred income taxes on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. As of 31 December 2010, no such earnings were treated as indefinitely invested.

For the reasons set out in Note 33, as compared to UBS’s fourth quarter 2010 report issued on 8 February 2011, the tax benefit for the year in the income statement is CHF 320 million higher, the deferred tax benefit recognized in equity is CHF 315 million lower and deferred tax assets recognized at 31 December 2010 are CHF 5 million higher.

Note 23 Derivative instruments and hedge accounting

Derivatives: overview

A derivative is a financial instrument, the value of which is derived from the value of some other variable (“underlying”). These underlyings may be indices, exchange or interest rates, or the value of shares, commodities, bonds, or other financial instruments. The majority of derivative contracts are negotiated with respect to notional amounts, as well as tenor, price and settlement mechanisms, as is customary with other financial instruments.

The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based, and is the reference against which changes in the value of the derivative are measured. Notional values in themselves are generally not a direct indication of the values which are exchanged between parties, and are therefore not a direct measure of risk or financial exposure, but are viewed as an indication of the volume of types of derivatives entered into by the Group.
Over-the-counter (OTC) contracts are usually traded under an International Swaps and Derivatives Association (ISDA) master trading agreement (MTA) between UBS and its counterparties. Such contracts are negotiated directly with counterparties, at terms agreed between those parties, and will have industry-standard settlement mechanisms prescribed by ISDA. Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on organized exchanges; the latter are referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, daily settlement of changes in value at the exchange, and consequently reduced credit risk. In 2010, industry norms have resulted in increased use of exchanges in favor of OTC trading and settlement mechanisms, a trend which is expected to continue.
Derivative instruments which are transacted in the OTC market are carried at fair value on the face of the balance sheet and classified as Positive replacement values and Negative replacement values, both on the balance sheet, and in the notes to the accounts. Derivative instruments which trade at an exchange are classified as either Due from or Due to banks and customers. The treatment of exchange-traded derivatives in this manner is an indication the Group has a receivable from, or payable to, an exchange for the change in fair value from the previous day.

Products which receive this treatment are futures contracts, 100%-daily margined exchange-traded options, interest rate swaps transacted with the London Clearing House, and certain credit derivative contracts.

Principles and techniques applied in the measurement of fair value derivative instruments are discussed in Note 27a). Positive replacement values represent the amount the Group would receive if the derivative contract were settled in full on the balance sheet date. Negative replacement values indicate the value at which the Group would extinguish its obligations in respect of the underlying contract, were it able and required to do so. It is not industry standard for derivative contracts to be settled or extinguished before their maturity, as stated in, and governed by, ISDA or the applicable exchange.
All contracts at an exchange are settled net, with the net receivable or payable, as reported by the applicable exchange, recorded on the balance sheet. The Group may avail itself of netting provisions for OTC contracts, which do not settle via exchange, if all necessary conditions exist. Those conditions are: contracts with the same legal counterparty; legally enforceable rights to set off amounts due; common maturity dates; and an intention to settle net, which is evidenced by current practice. Changes in the replacement values of derivatives transacted in trading businesses are recorded in net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships as described in “Note 1a) 15) Derivative instruments and hedge accounting”.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below the Group is engaged in extensive high volume market making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in Note 27c).
The main types of derivative instruments used by the Group are:
–	Options and warrants: options and warrants are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded in the OTC market or on a regulated exchange and may be traded in the form of a security (warrant).
–	Swaps: Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period.
–	Forwards and futures: Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts transacted on regulated exchanges.
–	Cross-currency: Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and / or end of the contract. Most cross-currency swaps are traded in the OTC market.
The main underlying products used by the Group are:
–	Interest rate contracts: Interest rate products include interest rate swaps, swaptions and caps and floors.
–	Credit derivatives: Credit default swaps (CDSs) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated. An elaboration of credit derivatives is included in a separate section below.
–	Total return swaps (TRSs): TRSs are employed in both the Investment Bank’s fixed income and equity trading businesses with underlyings which are generally equity or fixed income indices, loans or bonds. TRSs are structured with one party making payments based on a set rate, either fixed or variable, and the other party making payments based on the return of an underlying asset, which includes both the profit or loss it generates and any changes in its value.
–	Foreign exchange contracts: Foreign exchange contracts will include spot, forward and cross-currency swaps and options and warrants. Forward purchase and sale currency contracts are typically executed to meet customer needs and for trading and hedging purposes.
–	Equity / Index contracts: The Group uses equity derivatives linked to single names, indices and baskets of single names and indices. The indices used may be based on a standard market index, or may be defined by UBS. The product types traded include vanilla listed derivatives, both options and futures, total return swaps, forwards and exotic OTC contracts.
–	Commodities contracts: The Group has an established commodity derivatives trading business, which includes the commodity index and the recently added flow business. The index business is a client facilitation business trading exchange traded funds, OTC swaps and options on commodity indices. The underlying indices cover third party and UBS defined indices such as the UBS Bloomberg Constant Maturity Commodity Index and the Dow Jones UBS Commodity indices. The flow business is investor led and incorporates both ETD and vanilla OTC products, for which the underlying covers the agriculture, base metals and energy sectors. All of the flow trading is cash settled with no physical delivery of the underlying.
–	Precious metals: The Group has a well established precious metals ability in both flow and non-vanilla OTC products incorporating both physical and non-physical trading. The flow business is investor led and products include ETD, vanilla OTCs and certain non-vanilla OTCs. The vanilla OTCs are in forwards, swaps and options. The non-vanilla OTC business relates to cash settled forwards similar in nature to non deliverable forwards, meaning there is no physical delivery of the underlying.

Usage of derivative instruments at UBS

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

Detailed example: Credit derivatives

UBS is an active dealer in the fixed income market, including CDSs and related products, with respect to a large number of issuer’s securities. The primary purpose of these activities is for the benefit of UBS’s clients (market making) and to a lesser extent creating new credit exposures taken for UBS’s own trading purposes (proprietary trading).
Market making activity consists of buying and selling single-name CDSs, index CDSs, loan CDSs and related referenced cash instruments to facilitate client trading activity. Proprietary trading

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

consists of trading in single-name CDSs, index CDSs and loan CDSs to capitalize on pricing discrepancies between various credit instruments (bonds, loans and equities) across investment grade, high-yield and emerging markets.

UBS actively utilizes CDSs to economically hedge specific counterparty credit risks in its accrual loan portfolio and off balance sheet loan portfolio (including loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios. In addition, UBS actively utilizes CDSs to economically hedge specific counterparty credit risks in its OTC derivative portfolios including financial instruments which are designated at fair value through profit or loss.
In 2009, UBS’s strategy with respect to CDS trading was the reduction in scope and scale of the firm’s structured credit risk transfer products, proprietary credit trading, and synthetic assets securitizations activities, a continuation of strategic decisions made in 2008. In 2010, market innovation and client demand for exposure to related products resulted in an expansion of structured activities and continuation of the Bank’s CDS flow trading. These activities include market making on behalf of clients in index, multi-name index, swap index option, and first-to-default CDS products. Where applicable, these products may form part of structured arrangements with clients seeking exposure to specific risks.
The value of protection bought and sold is not in isolation a measure of UBS’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDSs, and in connection with collateral arrangements in place.
As of 31 December 2010, the total notional value of protection bought was CHF 1,195 billion (CHF 39 billion and CHF 17 billion Positive replacement values and Negative replacement values, respectively) and the total notional value of protection sold was CHF 1,118 billion (CHF 17 billion and CHF 34 billion Positive replacement values and Negative replacement values, respectively).
UBS’s credit derivatives are usually traded as OTC contracts. During 2009 a number of initiatives were launched in both the US and Europe to establish centralized clearing solutions for OTC CDS contracts (exchange cleared derivatives), with the aim of reducing counterparty risk. UBS, along with other dealer members, continued to participate in these initiatives throughout 2010.
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
The types of credit events that would require UBS to perform under a CDS contract are subject to agreement between the parties at the time of the transaction. However, nearly all transactions are traded using credit events that are applicable under certain market conventions based on the type of reference entity to which the transaction relates. Applicable credit events by market conventions include “bankruptcy”, “failure to pay”, “restructuring”, “obligation acceleration” and “repudiation / moratorium”.

Credit Derivatives: Recourse provisions

UBS uses standardized agreements and forms as the basis for its credit derivative contracts. Those agreements and forms do not contain recourse provisions that would enable UBS to recover from third parties any amounts paid out by UBS (i.e. this is the case where a credit event occurs and UBS is required to make payment under a CDS).

Contingent features of derivative liabilities

Based on UBS’s credit ratings as of 31 December 2010, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 0.7 billion and CHF 1.9 billion would have been required in the event of a one-notch and two-notch reduction, respectively, in UBS’s long-term credit ratings. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings.

Derivatives used for structural hedging

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.
Derivative transactions may qualify as hedges for accounting purposes. These are described under the corresponding headings in this note (fair value hedges, cash flow hedges and hedges of net investments in foreign operations). The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in “Note 1a) 15) Derivative instruments and hedge accounting”, where terms used in the following sections are explained.
The Group has also entered into interest rate swaps and other interest rate derivatives (e.g. futures) for day-to-day economic interest rate risk management purposes, but without applying hedge accounting. In addition, the Group has used equity futures, options and, to a lesser extent, swaps for economically hedging in a variety of equity trading strategies to offset underlying equity and equity volatility exposure. The Group has also entered into CDSs that provide economic hedges for credit risk exposures (refer to the credit derivatives section). Fair value changes of derivatives that are part of economic relationships, but do not qualify for hedge accounting treatment, are booked to Net trading income.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

fixed-rate instruments (e.g. long-term fixed-rate debt issues) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were assets of CHF 1,171 million and liabilities of CHF 46 million as of 31 December 2010 and assets of CHF 526 million and liabilities of CHF 71 million as of 31 December 2009.

Fair value hedges of interest rate risk
	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Gains / (losses) on hedging instruments	402	(171)	778

Gains / (losses) on hedged items attributable to the hedged risk	(383)	182	(796)

Net gains / (losses) representing ineffective portions of fair value hedges	19	11	(18)

The Group also hedges foreign exchange exposures arising from certain foreign currency denominated non-monetary financial investments available-for-sale using either the spot component of the forward foreign exchange contracts or debt issued denominated in the same currencies. As of 31 December 2010 the aggregate notional amount of hedging instruments designated as fair value hedges of foreign currency risk was CHF 393 million (CHF 386 million as of 31 December 2009). The ineffectiveness of these hedges was not material for the financial statements of the Group in the disclosed reporting periods.

Fair value hedges for portfolio interest rate risk

The Group also applies fair value hedge accounting to portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included in Other assets on the balance sheet. The fair value of derivatives designated for this hedge method as of 31 December 2010 was a CHF 972 million liability; as of 31 December 2009 it was a CHF 956 million liability.

Fair value hedge of portfolio of interest rate risk[1]
	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Gains / (losses) on hedging instruments	35	(48)	(644)

Gains / (losses) on hedged items attributable to the hedged risk	(60)	11	688

Net gains / (losses) representing ineffective portions of fair value hedges	(25)	(37)	44

1 Hedge effectiveness is calculated on a cumulative basis.

Cash flow hedges of forecasted transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 18 years.

The schedule of forecasted principal balances on which the expected interest cash flows arise as of 31 December 2010 is shown below.

Forecasted cash flows
CHF billion	< 1 year	1-3 years	3-5 years	5-10 years	over 10 years

Cash inflows	215	368	233	180	15

Cash outflows	52	87	60	44	1

Net cash flows	163	281	173	136	14

To the extent the cash flow hedging relationship meets the qualifying criteria, the effective portion of the fair value changes of the designated derivative hedging instruments is recognized in Equity. These gains and losses are transferred from Equity to current period earnings in the same period in which the hedged cash flows affect net profit or loss. The ineffective portion of the fair value changes of the derivative hedging instruments is recognized immediately in the income statement. A CHF 22 million loss, a CHF 183 million loss and a CHF 108 million loss were recognized in 2010, 2009 and 2008, respectively, in Net trading income due to hedge ineffectiveness.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

As of 31 December 2010, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 5,397 million assets and CHF 3,392 million liabilities and as of 31 December 2009 the amounts were CHF 5,180 million assets and CHF 2,736 million liabilities.

At the end of 2010 and 2009, gains of CHF 18 million and CHF 46 million associated with de-designated interest rate swaps were deferred in Equity. They will be removed from Equity when the previously hedged forecasted cash flows have an impact on net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from Equity to Net interest income of de-designated swaps were CHF 28 million net gain in 2010, CHF 40 million net gain in 2009 and CHF 49 million net gain in 2008.
In 2008, due to reductions in the volume of short-term financial instruments, some of the forecasted cash flows previously included in the hedge relationships were determined to no longer be expected to occur.

Hedges of net investments in foreign operations

The Group applies hedge accounting for certain consolidated net investments in USD-denominated operations. At 31 December 2010 the fair values of the financial liabilities (predominantly structured products issued by UBS) designated as hedging instruments in net investment hedges was CHF 1.9 billion as compared to CHF 2.5 billion at 31 December 2009. Gains or losses on the translation of these hedging instruments are transferred directly to Equity to offset any gains or losses on translation of the net investments in the subsidiaries, which are also recognized in Equity. No material ineffectiveness of hedges of net investments in foreign operations was recognized in the income statements during 2010 and 2009.

Contractual maturities of derivatives designated as hedging instruments in hedge accounting relationships

The contractual maturities of derivatives designated as hedging instruments in hedge accounting relationships are considered “essential” for the understanding of the timing of their cash flows.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)
		Due within	Due between	Due between	Due between	Due after
CHF billion	On demand	1 month	1 and 3 months	3 and 12 months	1 and 5 years	5 years	Total

Interest rate swaps[1]

Cash inflows	0	0	0	1	3	17	21

Cash outflows	0	0	0	1	4	14	19

Net cash flows	0	0	0	0	(1)	3	2

1 Interest rate swaps are generally gross settled. The table includes cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2010.

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
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited “Credit risk” section of this report. It should be noted that, although the Positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the Positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is, for example, because on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS’s balance sheet and in the tables on the next page include netting in accordance with IFRS requirements (refer to Note 1a) 34)), which is more restrictive than netting in accordance with Swiss Federal Banking law. The main difference of Swiss Federal Banking law to IFRS is that Swiss Federal Banking law netting is generally based on close-out netting arrangements which are enforceable in case of insolvency. The Positive and Negative replacement values based on netting in accordance with Swiss Federal Banking law (factoring in cash collateral) are presented on the bottom of the tables on the next page.
The notional amounts presented in the tables indicate a nominal value of transactions outstanding at the reporting date but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or market risks.

Financial information

Note 23 Derivative instruments and hedge accounting (continued)[1]
As of	31.12.10					31.12.09[8]
		Notional		Notional			Notional		Notional
		values		values	Other		values		values	Other
	Total	related	Total	related	notional	Total	related	Total	related	notional
CHF billion	PRV[2]	to PRVs	NRV[3]	to NRVs	values[4]	PRV[2]	to PRVs	NRV[3]	to NRVs	values[4]

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	1.9	1,320.7	2.3	1,233.6	0.0	2.1	1,308.0	2.1	1,265.6	0.0

Swaps	170.4	7,527.0	154.3	7,423.7	13,076.0	186.2	7,110.7	171.4	6,802.7	15,949.2

Options	31.2	785.3	32.5	822.8	0.0	25.9	543.2	29.4	611.8	0.0

Exchange-traded contracts

Futures					785.4					1,221.5

Options	0.0	61.7	0.0	69.7	0.0	0.0	1.3	0.0	1.3	0.0

Agency transactions[7]	0.2		0.2			0.5		0.4

Total	203.7	9,694.7	189.3	9,549.8	13,861.4	214.7	8,963.2	203.3	8,681.4	17,170.7

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	52.2	1,189.8	49.8	1,091.2	0.0	77.1	1,254.7	69.7	1,208.9	0.0

Total rate of return swaps	3.5	6.1	1.3	4.2	0.0	1.5	5.7	0.9	5.4	0.0

Options and warrants	0.1	11.9	0.1	9.5	0.0	0.0	9.3	0.0	6.6	0.0

Total	55.8	1,207.8	51.2	1,104.9	0.0	78.6	1,269.6	70.6	1,220.9	0.0

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	16.3	531.1	17.1	554.1	0.0	10.6	453.2	9.5	403.7	0.0

Interest and currency swaps	88.5	2,279.9	97.0	2,190.5	0.0	80.5	2,279.8	85.8	2,209.6	0.0

Options	8.7	515.1	8.8	483.4	0.0	5.9	347.7	5.7	350.7	0.0

Exchange-traded contracts

Futures	0.0				9.0					1.5

Options	0.0	0.0	0.0	0.1	0.0		1.5		0.1	0.0

Agency transactions[7]	0.0		0.0			0.1		0.1

Total	113.5	3,326.1	123.0	3,228.1	9.0	97.1	3,082.2	101.1	2,964.1	1.5

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	2.6	32.2	4.0	46.3	0.0	2.7	26.0	3.4	28.1	0.0

Options	8.1	67.1	8.7	81.6	0.0	7.0	80.8	9.5	73.7	0.0

Exchange-traded contracts

Futures					28.8					26.5

Options	3.8	106.7	3.7	111.0	0.0	4.6	108.5	4.7	120.5	0.0

Agency transactions[7]	7.5		7.6			10,5		10.8

Total	22.0	206.0	24.0	238.9	28.8	24.8	215.3	28.4	222.3	26.5

Commodities contracts

Over-the-counter (OTC) contracts

Forward contracts	2.7	18.8	2.7	15.9	0.0	2.0	20.6	2.0	15.0	0.0

Options	1.5	19.2	1.7	15.4	0.0	1.9	21.7	1.9	22.7	0.0

Exchange-traded contracts

Futures					41.0					26.1

Options	0.0	0.7	0.0	1.2	0.0	0.0	1.9		1.9	0.0

Agency transactions[7]	1.7		1.7			1.9		1.9

Total	5.9	38.7	6.0	32.5	41.0	5.9	44.2	5.8	39.6	26.1

Unsettled purchases of financial assets[5]	0.2	36.5	0.1	18.8	0.0	0.4	35.9	0.2	25.4

Unsettled sales of financial assets[5]	0.1	34.9	0.1	13.0	0.0	0.2	30.4	0.5	14.3

Total derivative instruments, based on IFRS netting	401.1	14,544.6	393.8	14,186.0	13,940.2	421.7	13,640.8	409.9	13,168.1	17,224.9

Replacement value netting, based on capital adequacy rules	(301.5)		(301.5)			(313.2)		(313.2)

Cash collateral netting	(36.5)		(23.9)			(37.2)		(32.7)

Total derivative instruments, based on capital adequacy netting[6]	63.1		68.3			71.3		64.1

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table; these derivatives amount to a PRV of CHF 2.7 billion (related notional values of CHF 8.6 billion) and a NRV of CHF 1.3 billion (related notional values of CHF 10.4 billion).   2 PRV: Positive replacement value.   3 NRV: Negative replacement value.   4 Receivables resulting from derivatives are recognized on UBS’s balance sheet under Due from banks and Loans: CHF 0.7 billion (2009: CHF 1.6 billion). Payables resulting from these derivatives are recognized on UBS’s balance sheet under Due to banks and Due to customers: CHF 2.7 billion (2009: CHF 1.6 billion).   5 Changes in the fair value of purchased and sold financial assets between trade date and settlement date are recognized as replacement values.   6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   7 Notional values of exchange-traded agency transactions are not disclosed due to their significantly different risk profile.   8 Notional values as of 31 December 2009 for Interest rate, Foreign exchange, Equity/index and Commodities contracts have been corrected.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

      On a notional value basis, credit protection bought and sold held as of 31 December 2010 matures in a range of approximately 10% within one year, approximately 70% within 1 to 5 years and approximately 20% after 5 years. The maturity profile of OTC interest rate contracts held as of 31 December 2010, based on notional values, is as follows: approximately 45% mature within one year, 33% within 1 to 5 years and 22% over 5 years. Notional values of interest rate contracts cleared with The London Clearing House are presented under “other notional values” and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Financial information

Off-balance-sheet information

Note 24 Pledgeable off-balance-sheet securities

The Group obtains securities which are not recorded on the balance sheet with the right to sell or repledge them as shown in the table below.

CHF million	31.12.10	31.12.09

Fair value of securities received which can be sold or repledged	573,852	528,856

as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	571,970	515,314

in unsecured borrowings	1,882	13,542

thereof sold or repledged	428,347	398,883

in connection with financing activities	352,668	335,371

to satisfy commitments under short sale transactions	54,975	47,469

in connection with derivative and other transactions	20,705	16,043

Note 25 Operating lease commitments

As of 31 December 2010, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions, as well as rent adjustments based on price indices. However, the lease agree-

ments do not contain contingent rent payment clauses and purchase options, nor do they impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.10

Operating leases due

2011	862

2012	741

2013	646

2014	554

2015	464

2016 and thereafter	1,818

Subtotal commitments for minimum payments under operating leases	5,085

Less: Sublease rentals under non-cancellable leases	500

Net commitments for minimum payments under operating leases	4,585

CHF million	31.12.10	31.12.09	31.12.08

Gross operating lease expense	1,057	1,191	1,215

Sublease rental income	97	57	50

Net operating lease expense	960	1,134	1,165

Operating lease contracts include non-cancellable long-term leases of office buildings in most UBS locations. As of 31 December 2010, the minimum lease commitments for each of 12 office locations exceeded CHF 100 million.

Financial information
Notes to the consolidated financial statements

Additional information

Note 26 Capital increase and mandatory convertible notes

Conversion of the mandatory convertible notes issued in March 2008

On 5 March 2010, the mandatory convertible notes (MCNs) with a notional value of CHF 13 billion issued in March 2008 to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East were converted into UBS shares. The notes were converted at a price of CHF 47.68 per share. As a result, UBS issued 272,651,005 new shares with a nominal value of CHF 0.10 each from existing conditional capital. The MCNs were treated as equity instruments and recognized in Share premium. The conversion of the MCNs resulted in a reclassification of CHF 27 million from Share premium to Share capital.

Note 27 Fair value of financial instruments

a) Valuation principles

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Financial instruments classified as held for trading or designated as at fair value through profit or loss, and financial assets classified as available for sale are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value of a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities with offsetting market risks, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate.
Where the market for a financial instrument is not active, fair value is established using a valuation technique or pricing model. These valuation techniques and models involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model risks, liquidity risk as reflected in the bid / offer and credit risk. Based on the established fair value and model governance policies and related controls and procedures applied, management believes that these valuation adjustments are necessary and appropriate to fairly state the values of financial instruments carried at fair value on the balance sheet.
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

Pricing models and valuation techniques
The most frequently applied pricing models and valuation techniques include discounted cash flow models, relative value models and option pricing models. Discounted cash flows determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models include such probability-based techniques as binomial and Monte Carlo pricing.

UBS uses widely recognized valuation models for determining fair values of financial instruments of lower complexity like interest rate and currency swaps. For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Such valuation models are used primarily to value derivatives transacted in the over-the-counter (OTC) market, unlisted equity and debt securities (including those with embedded derivatives), and other fair valued debt instruments for which markets were illiquid in 2010. Market-observable assumptions and inputs are used where available, and derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. Little, if any, weight is placed on transaction prices when calculating the fair value if there is no active market and the transactions are not orderly (i.e., distressed or forced). For positions where observable reference data are not available for

Financial information

Note 27 Fair value of financial instruments (continued)

some or all parameters, UBS calibrates the non-market-observable inputs used in its valuation models based on a combination of historical experience and knowledge of current market conditions. Assumptions and inputs used in valuation techniques and models include benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates and levels of market volatility and correlation.

The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and valuation techniques employed may not fully reflect all factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to reflect close out costs, credit exposure, model uncertainty and trading restrictions.

Interest rate curves
UBS uses various interest rate curves for valuing its financial instruments. Financial liabilities designated at fair value are measured using UBS’s funds transfer price curve. Financial assets designated at fair value are valued consistent with the curve used for the particular business. Uncollateralized credit exposure is reserved through normal credit rating and reserving methods. For the valuation of uncollateralized derivative instruments, UBS generally employs a LIBOR flat curve. For the valuation of collateralized derivatives, UBS generally employs the overnight indexed swap (OIS) curve.

Valuation curve changes
For collateralized derivatives, the valuation approach was amended at the beginning of the year to use the OIS curve rather than the LIBOR flat curve. This followed a change in the market convention for pricing collateralized derivatives, to reflect that the interest rate typically paid on cash collateral references the OIS curve. The transitional effect of this change in estimate was recognized prospectively and resulted in an immaterial pre-tax gain.

Counterparty credit risk in the valuation of OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments
In order to arrive at fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in over-the-counter (OTC) derivatives transactions, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated market value of protection required to hedge credit risk from counterparties in UBS’s OTC derivatives portfolio, derivatives embedded in funded assets designated at fair value and in traded debt instruments. CVA depends on expected future exposures, default probability and recovery rate. The calculation takes into account whether collateral or netting arrangements or break clauses are in place.

UBS’s own credit risk in the valuations of derivative financial liabilities (Negative replacement values)

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, predominately, to align it with the CVA methodology as described above. The calculation takes into account negative expected exposure profiles for the derivatives portfolio, collateral, netting agreements, expected future mark-to-market movements, and UBS’s credit default spreads to determine the UBS counterparty exposure from the perspective of holders of UBS debt.
The debit valuation adjustments (DVA) so calculated represent the theoretical costs to counterparties of hedging their UBS credit risk exposure or the credit risk reserve that a counterparty could reasonably be expected to hold against their credit risk exposure to UBS, if they applied the same methodology as used to calculate UBS’s CVA.
As of 31 December 2010, the CVA and DVA for derivative financial instruments (replacement values) were as follows:

	31.12.10
CHF billion	CVA[1]	DVA

Life-to-date gain / (loss)	(2.2)	0.5

of which: CVA on monoline credit protection – negative basis trades	(1.1)	N/A

of which: CVA on monoline credit protection – other	(0.1)	N/A

of which: CVA on other instruments	(1.0)	N/A

Gain / (loss) for the year ended[2]	1.0	0.2

of which: CVA on monoline credit protection – negative basis trades	0.7	N/A

of which: CVA on monoline credit protection – other	0.1	N/A

of which: CVA on other instruments	0.2	N/A

1 Amounts do not include reserves against defaulted counterparties.   2 CVA amounts do not include commutations.

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

UBS’s own credit risk in the valuations of financial liabilities designated at fair value
The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments for which it is established market practice not to include them.

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used by UBS to value uncollateralized and partially collateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which newly issued UBS medium-term notes (MTNs) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to acquire UBS MTNs. The FTP curve was implemented at the end of the year and has replaced the asset and liability management revaluation curve (ALMRC). The impact on the income statement at implementation was not material.

The ALMRC was implemented at the beginning of the year and replaced the senior debt curve (SDC). The ALMRC incorporated additional market information from recently issued UBS debt instruments and aligned the pricing and risk management of different liability instruments under a single curve. UBS also improved the estimation methodologies for the construction of interest rate curves in non-USD currencies and for long-term maturities (i.e. tenors over ten years). The transitional impact of this prospectively applied change in estimate was a pre-tax net loss of CHF 133 million.
As of 31 December 2010 and 2009, respectively, the own credit results for Financial liabilities designated at fair value (predominantly issued structured products) were as follows:

Own credit on financial liabilities designated at fair value
	As of or for the year ended
CHF million	31.12.10	31.12.09	31.12.08

Total gain / (loss) for the year ended	(548)	(2,023)	2,032

of which: credit spread related only	(470)	(1,958)	3,993

Life-to-date gain	237	890	2,953

Year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of volume changes, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

A 1 basis point increase in the UBS credit spread over LIBOR is expected to result in an own credit gain of approximately USD 19.6 million (CHF 18.3 million).

Reflection of market liquidity risk in fair value determinations
Fair value estimates incorporate the effects of market liquidity risk in the relevant markets. Market liquidity risk is the risk that a loss is incurred in neutralizing the exposures within a position or portfolio by either liquidating the position or establishing an offsetting position. A liquidity adjustment is therefore raised to provide against the expected cost of covering open market risk positions within a portfolio or position. Liquidity adjustments are bid / offer adjustments taken where a net open risk position is retained and the model on which it is valued is calibrated to mid market. Valuations based on models incorporate liquidity or risk premiums either implicitly (e.g., by calibrating to market prices that incorporate such premiums) or explicitly.

Reflection of model uncertainty in fair value determinations
Uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions and inputs used. In arriving at these estimates, UBS considers a range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities, and other relevant sources.

Valuation processes
UBS’s fair value and model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products need to be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of available external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the busi-

Financial information

Note 27 Fair value of financial instruments (continued)

ness’ estimates of fair value against available market information. By benchmarking the business’ fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the appropriateness of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modelling approaches is also compared to observed prices and market levels for the specific instrument being priced. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and difficult to observe parameters) to price a specific product in its own specific market. An independent model review group reviews UBS’s valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’ estimate of fair value to either align with independent market information or financial accounting standards.

b) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at year-end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:
–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.10				31.12.09
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets held for trading[2]	77.8	60.8	10.0	148.5	94.1	65.5	11.6	171.2

Financial assets held for trading pledged as collateral	38.3	22.2	0.8	61.4	31.3	12.3	0.6	44.2

Positive replacement values	3.6	385.1	12.4	401.1	4.0	393.8	23.8	421.7

of which:

Interest rate contracts	0.9	201.5	1.3	203.8	0.8	213.7	0.6	215.1

Credit derivative contracts		48.1	7.7	55.8		58.0	20.5	78.6

Foreign exchange contracts	0.3	112.2	1.0	113.5	0.3	95.9	0.9	97.1

Equity / index contracts	2.3	17.5	2.4	22.2	2.9	20.5	1.7	25.1

Commodities contracts	0.0	5.8	0.0	5.9	0.0	5.8	0.1	5.9

Financial assets designated at fair value	0.8	7.3	0.5	8.5	0.8	9.2	0.3	10.2

Financial investments available-for-sale	52.9	21.0	0.9	74.8	74.3	6.1	1.4	81.8

Total assets	173.4	496.4	24.5	694.3	204.5	487.0	37.6	729.1

Trading portfolio liabilities	42.9	11.8	0.3	55.0	33.5	13.6	0.4	47.5

Negative replacement values	3.5	379.9	10.4	393.8	3.7	389.2	17.0	409.9

of which:

Interest rate contracts	1.0	187.8	0.7	189.4	0.7	203.1	0.0	203.7

Credit derivative contracts		44.9	6.2	51.1		55.8	14.7	70.6

Foreign exchange contracts	0.3	120.9	1.8	123.0	0.3	99.4	1.4	101.1

Equity / index contracts	2.2	20.5	1.5	24.2	2.8	25.0	1.0	28.7

Commodities contracts	0.0	5.8	0.1	6.0	0.0	5.8	0.0	5.8

Financial liabilities designated at fair value	0.0	86.7	14.0	100.8	0.0	102.4	10.3	112.7

Other liabilities – amounts due under unit-linked investment contracts[3]		18.1		18.1		21.6		21.6

Total liabilities	46.4	496.5	24.7	567.6	37.2	526.8	27.7	591.7

1 Bifurcated embedded derivatives, which are presented on the same balance sheet lines as host contracts, are excluded from this table. As of 31 December 2010, the fair value of the embedded derivative on Debt issued line were negative net CHF 1.7 billion classified as level 3 instruments and positive net CHF 0.3 billion classified as level 2 instruments respectively.   2 Financial assets held for trading do not include precious metal and commodities.   3 From December 2010 onwards, the amounts due under unit-linked investment contracts are reported in Other liabilities in this table. The comparative period has been adjusted.

Detailed breakdowns of UBS’s trading portfolio and financial investments available-for-sale by fair value hierarchy levels are shown in the Notes 11 and 13, respectively.

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

Transfers between level 1 and level 2 of the fair value hierarchy
Trading assets of approximately CHF 0.8 billion, of which CHF 0.6 billion are equity instruments, and trading liabilities of approximately CHF 0.2 billion, of which almost all are short sold equity instruments, were transferred from level 2 to level 1 due to increased trading activities and volumes, respectively.
Trading assets and liabilities with amounts of approximately CHF 1.5 billion and approximately CHF 0.6 billion were transferred from level 1 to level 2 respectively. The assets are largely related to equity instruments of CHF 0.8 billion and government bonds of CHF 0.2 billion. The trading liabilities transferred from level 1 to level 2 largely consist of short sold debt instruments of CHF 0.5 billion. These assets and liabilities transferred from level 1 to level 2 no longer met the average market activity UBS considers necessary when determining whether an instrument is traded in an active market.

Movements of level 3 instruments

The table below includes a roll-forward of the balance sheet amounts of the significant classes of financial instruments classified within level 3.

Movements of level 3 instruments and gains / losses for level 3 instruments held at the end of the reporting period
	Financial assets held for	Derivative instruments[1]
	trading (including those	Positive	Negative	Financial liabilities
CHF billion	pledged as collateral)[1]	replacement values	replacement values	designated at fair value[1]

Balance at 31 December 2008	16.9	37.8	35.0	10.3

Total gains / (losses) included in the income statement	(3.9)	(13.0)	(15.4)	(1.7)

Net trading income	(3.7)	(12.8)	(15.0)	(1.1)

Other	(0.2)	(0.2)	(0.4)	(0.6)

Purchases, sales, issuances and settlements	(6.3)	(9.6)	(8.6)	(4.6)

Purchases	5.6	0.0	0.0	0.0

Sales	(11.9)	0.0	0.0	0.0

Issuances	0.0	7.3	5.3	2.7

Settlements	0.0	(16.9)	(13.9)	(7.3)

Transfers into or out of level 3	5.4	6.3	3.5	5.3

Transfers into level 3	12.5	26.0	22.7	8.0

Transfers out of level 3	(7.1)	(19.7)	(19.2)	(2.7)

Foreign currency translation	0.1	2.2	2.5	1.0

Balance at 31 December 2009	12.2	23.8	17.0	10.3

Total gains / (losses) for the period included in the income statement for level 3 instruments held at the end of the reporting period 2009	(0.5)	(9.3)	8.7	(0.7)

Net trading income	(1.0)	(9.4)	8.8	(0.7)

Other	0.5	0.1	(0.1)	0.0

Balance at 31 December 2009	12.2	23.8	17.0	10.3

Total gains / (losses) included in the income statement	0.2	1.2	1.8	0.3

Net trading income	(0.2)	1.1	1.8	0.1

Other	0.4	0.1	0.0	0.2

Purchases, sales, issuances and settlements	0.0	(7.0)	(5.4)	(1.4)

Purchases	3.7	0.0	0.0	0.0

Sales	(3.7)	0.0	0.0	0.0

Issuances	0.0	1.6	1.4	3.3

Settlements	0.0	(8.6)	(6.8)	(4.7)

Transfers into or out of level 3	(0.4)	(2.7)	(1.1)	4.7

Transfers into level 3	2.4	1.6	1.8	5.8

Transfers out of level 3	(2.8)	(4.3)	(2.9)	(1.1)

Foreign currency translation	(1.0)	(3.0)	(1.9)	0.1

Balance at 31 December 2010	10.8	12.4	10.4	14.0

Total gains / (losses) for the period included in the income statement for level 3 instruments held at the end of the reporting period 2010	0.2	1.2	(1.8)	(0.3)

Net trading income	(0.2)	1.1	(1.8)	(0.1)

Other	0.4	0.1	0.0	(0.2)

1 Where financial instruments moved into or out of level 3 during the periods, this change is reflected as if the financial instrument had been in the new level as of the beginning of the year in which the movement took place.

Financial information

Note 27 Fair value of financial instruments (continued)

Material changes in level 3 instruments
As of 31 December 2010, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs)
–	reference-linked notes
–	financial instruments linked to the US sub-prime residential and US commercial real estate markets
–	corporate bonds and corporate credit default swaps (CDS)
–	equity linked notes issued by UBS
–	traded loans

Financial assets held for trading

Trading portfolio assets transferred into and out of level 3 amounted to CHF 2.4 billion and CHF 2.8 billion, respectively. Transfers into level 3 of approximately CHF 1.1 billion were related to certain corporate bonds where no independent price verification was possible given the observability of the market. In addition, traded loans of CHF 0.6 billion were transferred into level 3 as trading activity diminished and independent sources became unavailable, sovereign bonds of CHF 0.4 billion were moved to level 3 as no independent price sources were available to verify fair values. Transfers out of level 3 were comprised of CHF 1.5 billion corporate bonds, of which CHF 1.3 billion were puttable bonds. Additionally, transfers out of level 3 included CLOs of CHF 0.7 billion and financial instruments linked to the Asian real estate market of CHF 0.2 billion as independent price sources became available and were used to verify fair values.
Level 3 trading assets purchased within the year amounted to CHF 3.7 billion. These purchases include traded loans of CHF 0.9 billion, corporate bonds of CHF 0.9 billion, financial instruments linked to the commercial real estate market of CHF 0.6 billion, equity instruments of CHF 0.4 billion, asset backed bonds of CHF 0.3 billion, and financial instruments linked to the European real estate market of CHF 0.2 billion.
Sales and settlements of level 3 trading assets amounted to CHF 3.7 billion, which included corporate bonds of CHF 1.1 billion, traded loans of CHF 0.8 billion, asset backed bonds of CHF 0.4 billion, financial instruments linked to the US real estate market of CHF 0.4 billion, financial instruments linked to the Asian real estate market of CHF 0.2 billion and those linked to commodities of approximately CHF 0.2 billion.

Derivative instruments

Derivative instruments transferred into level 3 include positive replacement values of CHF 1.6 billion and negative replacement values of CHF 1.8 billion. Transfers out of level 3 instruments included positive replacement values of CHF 4.3 billion and negative replacement values of CHF 2.9 billion.
Transfers into level 3 positive replacement values were comprised primarily of structured rates exotic trades of CHF 0.6 billion where skew and volatility could no longer be verified, structured credit bespoke CDO positions of CHF 0.5 billion, due to a sub-set of our portfolio being less comparable with available independent market data for correlation, and CDS positions of CHF 0.3 billion as credit curves and recovery rates could no longer be independently verified. Transfers into level 3 negative replacement values were comprised primarily of structured rates exotic trades of CHF 0.6 billion, structured credit bespoke CDO positions of CHF 0.3 billion, collateralized loan obligation CDS of CHF 0.3 billion, equity options of CHF 0.2 billion as volatility became unobservable for long-dated positions, and commercial mortgage-backed securities (CMBS) CDS of CHF 0.1 billion as reliability of independent market data for underlyings decreased.
Commencing 2010, UBS considers input data for a position observable when there is an equally offsetting transaction that nullifies substantially the price risk relating to that input of the instrument. As a consequence, positive replacement values of CHF 2.2 billion in total were transferred out of level 3. The following financial instruments were impacted: super senior subprime CDO positions of CHF 1.2 billion, subprime residential mortgage-backed securities (RMBS) CDS of CHF 0.6 billion, CDO positions of CHF 0.2 billion and CMBS CDS positions of CHF 0.1 billion. In addition, the following instruments were transferred out of level 3: subprime RMBS CDS positions of CHF 0.8 billion as reliability of independent market data on underlying positions increased, structured credit bespoke CDO positions of CHF 0.7 billion, due to a sub-set of our portfolio being more comparable with available independent market data for correlation, and corporate bonds CDS positions of CHF 0.3 billion where credit spreads and recovery rates could be independently verified. Transfers of negative replacement values out of level 3 include the effect of UBS’s new view that offsetting transactions may give rise to a level 2 classification. The effect amounted to CHF 2.2 billion in total. The following financial instruments were impacted: super senior sub-prime CDO positions of CHF 1.2 billion, subprime RMBS CDS of CHF 0.6 billion, CDO positions of CHF 0.2 billion and CMBS CDS positions of CHF 0.1 billion. In addition, corporate bond CDS of CHF 0.3 billion were transferred out of level 3.
Net issuances and purchases of level 3 positive replacement values were 1.6 billion, which included equity options of CHF 0.8 billion, structured credit bespoke CDO positions of CHF 0.4 billion and structured rates positions of CHF 0.1 billion. Net issuances and purchases of level 3 negative replacement values were CHF 1.4 billion, which included structured credit bespoke CDO positions of CHF 0.9 billion, equity options of CHF 0.2 billion and structured rates of CHF 0.1 billion.
Net settlements of level 3 positive replacement values were CHF 8.6 billion, which consisted primarily of structured credit positions of CHF 3.0 billion, subprime super senior CDO positions of CHF 1.5 billion, asset-backed CDS positions of CHF 0.7 billion, subprime

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

RMBS CDS positions of CHF 0.6 billion, equity options of CHF 0.6 billion and US commercial real estate CMBS positions of approximately CHF 0.5 billion. Net sales and settlements of level 3 negative replacement values were CHF 6.8 billion, consist of structured credit bespoke CDO positions of CHF 2.7 billion, auction rate security forward purchase agreements of CHF 0.8 billion, corporate bond CDS positions of CHF 0.6 billion, structured rate trades of CHF 0.6 billion, subprime RMBS CDS positions of CHF 0.6 billion and subprime super senior CDO positions of CHF 0.5 billion.

Financial liabilities designated at fair value

Transfers of financial liabilities designated at fair value into level 3 were CHF 5.8 billion, consist primarily of secured funding notes of CHF 2.1 billion due to the lack of directly comparable transactional data, structured rate-linked notes of CHF 1.9 billion as the volatility of the embedded derivative could not be independently tested, equity linked notes of CHF 1.3 billion as the volatility of the embedded equity option could no longer be independently verified.
Transfers of financial liabilities designated at fair value out of level 3 were CHF 1.1 billion, which consisted of equity linked notes of CHF 0.5 billion and structured rate-linked notes of CHF 0.5 billion where the volatility of the embedded option was independently verified.
Net issuances of level 3 financial liabilities designated at fair value were CHF 3.3 billion, consisting primarily of equity linked notes of CHF 1.6 billion, structured rate-linked notes of CHF 1.2 billion and credit linked notes of CHF 0.4 billion. Net settlements of level 3 financial liabilities designated at fair value were CHF 4.7 billion, which consisted primarily of equity linked notes of CHF 2.4 billion, structured rate-linked notes of approximately CHF 1.4 billion and credit linked notes of CHF 0.4 billion.

Sensitivity information

Sensitivity of level 3 financial assets and liabilities

Included in the fair value estimates of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model.
To show the effect when changing the unobservable inputs to a reasonably possible alternative assumption, UBS performed a sensitivity analysis of its financial instruments classified as level 3, which are valued using a model-based technique, and for which significant model inputs are unobservable in the markets in which the underlying products are transacted. For securities and loans which are not ascribed a value from a model-based technique, fair values as of 31 December were adjusted by two to 20 percent, as deemed adequate for the applicable product in the professional judgment of control functions, which perform procedures to establish the reasonableness of the Bank’s valuation assertions at the balance sheet date. For all other level 3 financial instruments, the respective significant unobservable parameters were identified, and fair value estimates adjusted to alternative assumptions deemed reasonable in the markets in which the instruments may transact.
Cash instruments referred to in the below table relate to long and short inventory, if applicable, of the respective product type. For purposes of the below presentation, derivative instruments will include positive and negative replacement values, as well as issued notes with embedded equity or interest rate derivative features, which are presented on the UBS balance sheet as financial assets or liabilities designated at fair value. For all instruments, favorable changes are increases to asset values and decreases to liability values, as a consequence of applying the relevant sensitivity percentage. Unfavorable changes are decreases in asset values, and increases in liability values, as a consequence of applying the relevant sensitivity percentage for the respective financial instruments.

As of	31.12.10
	Favorable	Unfavorable
CHF billion	changes	changes

Cash instruments

Mortgage securities	0.3	(0.3)

Debt securities	0.2	(0.2)

Traded loans	0.1	(0.1)

Total cash instruments	0.6	(0.6)

Derivatives instruments

Equity derivatives	0.4	(0.4)

Interest rate derivatives	0.7	(0.7)

Credit derivatives	0.1	(0.1)

Total derivatives instruments	1.2	(1.2)

Financial information

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques by product

This section includes a description of main product categories, and related valuation techniques employed by the Bank.

Government and corporate bonds, bills and loans

Government bonds and bills are generally actively traded with quoted prices in liquid markets. Should market prices not be available, the securities are valued against yield curves implied from similar issuances.
Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities credit modeling may be used, which considers the features of the security and discounts cash-flows using observable or implied credit spreads and prevailing interest rates.
Loans held at fair value are priced at market levels reflecting recent transactions or quoted dealer prices. For illiquid loans where no market price is available, alternative valuation techniques are used which may include relative value benchmarking using pricing derived from debt instruments in comparable entities.
The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or using a credit default swap pricing model, which requires credit spreads, recovery and interest rate inputs.

Equity securities, hedge fund and investment fund units, convertible bonds, and options
The majority of equity securities are traded on public stock exchanges where quoted prices are readily and regularly available.

Hedge funds are measured at fair value based on their published Net Asset Values (NAVs). The Bank will consider the availability of NAVs from the funds or restrictions imposed upon the redemption of these funds when determining the final fair value.
Convertible bonds are mostly valued using observable pricing sources, which are generally available given frequency of trading in the market.
Investment fund units are predominantly exchange traded, with quoted prices in liquid markets. Should market prices not be available these instruments may be valued based on their Net Asset Value (NAV).
UBS has positions in both Exchange Traded Options (ETO) and Over-the-Counter (OTC) options. ETOs generally have observable prices, and the Bank considers market prices for their fair value assessment. OTC options are measured using either industry standard models or internally developed proprietary models.

Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Asset-Backed Securities (ABS) and Collateralized Debt Obligations (CDO)
Values of RMBS, CMBS, ABS and CDOs are determined by traded prices and independently verified market data when available. In the absence of direct market data, values will be derived from traded and quoted prices on the securities with similar characteristics or indices through benchmarking and the triangulation approaches.

Securities with plain vanilla structure but limited observable market data are valued through industry standard valuation models, while those with complex structures are valued through proprietary models. Key inputs to such models include management’s quantitative and qualitative assessment on current and future economic conditions, of securities’ projected performance under such conditions, as well as liquidity in the market, among other factors. When applicable, reserves including, but not limited to, model risk and liquidity risk as reflected in the bid / offer may also be taken into account to determine the final value.

Credit derivatives related to RMBS, CMBS, ABS and CDO

Credit derivatives are in the form of credit default swaps, total return swaps and balance guaranteed swaps either referencing an index, single name securities or a basket of references. Single name contracts are primarily priced using reliable market data or traded prices on identical or similar exposures to determine their value. More illiquid and bespoke credit derivatives are valued through proprietary models and inputs to such models are derived via market data and calibration to similar transactions, reference indices, and securities.

Credit derivatives

Single name and index credit default swaps, and any derivation or combination which can be classified as complex structured credit products, are valued by using market available credit spreads and recovery rates from either consensus pricing services or other market participants. This data is fed into industry standard models in order to derive fair value.
Complex structured credit products are valued using proprietary models, which are calibrated to data derived from consensus pricing services. Inputs to these models include single name credit spreads, recovery rates, implied correlations, credit volatilities, cash / synthetic basis spreads and quanto basis spreads.

Rates swaps and forwards

OTC swap products include interest rate swaps, basis swaps, cross currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRAs). All of these products are valued by estimating future interest cash-flows (both

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

fixed and future index levels) and then discounting these flows using an interest rate that reflects the appropriate funding rate for that portion of the portfolio. Interest rates and future index levels used in the above calculations are generated from observing current market interest rates associated with typical OTC interest rate derivatives (swap rates, basis swap spreads, futures prices, FRA rates) and converting these into rates specific to the portfolio using market standard yield curve models.

Rates options

Interest rate caps and floors, swaptions, and other interest rate options are valued using market standard option models. These models use inputs that include (but are not limited to) interest rate yield curves, inflation curves, interest rates volatilities, FX rate volatilities, inflation volatilities, correlations (between different interest rates or between rates and FX or inflation). The models are calibrated so that they are able to recover market observed prices for standard option instruments trading within the market and the calibrated model is then used to revalue the portfolio.

FX spot and forward

Open spot and settled FX positions are valued using the observed market FX spot rate. Forward FX positions are valued using the spot rate adjusted for forward pricing points observed from standard market sources.

FX options

OTC options on FX rates are valued using market standard option models. These models include inputs that include (but are not limited to) FX spot rates, FX forward points, FX volatilities, interest rate yield curves, correlations between FX rates and interest rates. The models are calibrated so that they are able to recover market observed prices for standard option instruments trading within the market and the calibrated model is then used to revalue the portfolio.
è	Refer to the “Risk and treasury management” section for more information on certain financial instruments with significant valuation uncertainty (CVA monolines, US and non-US reference-linked notes, option to acquire equity of the SNB StabFund)

d) Deferred day 1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, although the values obtained from the relevant valuation model on day 1 may differ. Day 1 reserves are released and P&L is recorded in trading profit or loss as either the underlying parameters become observable or the transaction is closed out.

The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss).

Deferred day 1 profit or loss
	For the year ended
CHF million	31.12.10	31.12.09

Balance at the beginning of the year	599	627

Deferred profit / (loss) on new transactions	282	231

Recognized (profit) / loss in the income statement	(260)	(240)

Foreign currency translation	(56)	(19)

Balance at the end of the year	565	599

On 31 December 2010, deferred day 1 profit or loss of approximately CHF 0.3 billion (31 December 2009: approximately CHF 0.3 billion) pertains largely to structured rates and credit trades, including bespoke CDOs and multi-name credit default swaps, and of approximately CHF 0.3 billion (31 December 2009: approximately CHF 0.3 billion) to over-the-counter (OTC) equity options. Both instruments are presented as replacement values on UBS’s balance sheet.

Financial information

Note 27 Fair value of financial instruments (continued)

e) Financial instruments accounted for at amortized cost

The following table reflects the estimated fair values for UBS’s instruments accounted for at amortized cost. Refer to Note 29 for an overview of financial assets classified as “loans and receivables” and financial liabilities accounted for at amortized cost.

	31.12.10		31.12.09
CHF billion	Carrying value	Fair value	Carrying value	Fair value

Assets

Due from banks	17.1	17.1	16.8	16.8

Loans	261.3	263.4	264.7	265.6

Cash collateral on securities borrowed	62.5	62.5	63.5	63.5

Reverse repurchase agreements	142.8	142.8	116.7	116.7

Cash collateral receivables on derivative instruments	38.1	38.1	53.8	53.8

Accrued income and prepaid expenses, other assets	20.6	20.6	21.4	21.4

Liabilities

Due to banks	41.5	41.5	31.9	31.8

Due to customers	332.3	332.5	339.3	339.3

Cash collateral on securities lent	6.7	6.7	8.0	8.0

Repurchase agreements	74.8	74.7	64.2	64.2

Cash collateral payables on derivative instruments	58.9	58.9	66.1	66.1

Debt issued	131.6	131.4	134.5	133.6

Accrued expenses and deferred income, other liabilities	49.2	49.2	54.3	54.3

Commitments

Loan commitments[1]	0.4	1.9	0.3	1.2

Guarantees and similar instruments[2]	0.1	0.3	0.1	0.4

1 Loan commitments include derivative loan commitments, loan commitments accounted for as financial liabilities designated at fair value and other loan commitments not recognized on balance sheet, unless a provision is required.   2 The fair value of financial guarantees is positive as the present value of the expected fees exceeds the present value of the expected outflows.

Loans include Wealth Management assets, mainly mortgage loans, where fair values exceed related carrying values by CHF 3.4 billion, and Investment Bank assets where fair values fall below related carrying values by CHF 1.2 billion.

The fair values included in the table above were calculated for disclosure purposes only. The valuation techniques and assumptions described below provide a measurement of fair value of UBS’s financial instruments accounted for at amortized cost. However, because other institutions may use different methods and assumptions for their fair value estimation, such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value, whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments accounted for at amortized cost:
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
–	For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments accounted for at amortized cost have remaining maturities of three months or less: 94% of amounts due from banks; 100% of cash collateral on securities borrowed; 95% of reverse repurchase agreements; 100% of cash collateral receivables on derivatives; 42% of loans; 94% of amounts due to banks; 100% of cash collateral on securities lent; 93% of repurchase agreements; 100% of cash collateral payable on derivatives; 97% of amount due to customers; and 30% of debt issued.
–	The fair value of variable interest-bearing financial instruments accounted for at amortized cost is assumed to be approximated by their carrying amounts, which are net of credit loss al-

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

lowances, and does not reflect fair value changes in the credit quality of counterparties or UBS’s own credit movements.
–	The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short term nature of these instruments.
–	The estimated fair values of off balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

Note 28 Pledged assets and transferred financial assets which do not qualify for derecognition

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions, in connection with derivative transactions, as security deposits for stock exchanges and clearinghouse memberships, or transferred for security purposes in connection with the issuance of covered bonds.

Assets pledged
	Carrying amount
CHF million	31.12.10	31.12.09

Financial assets held for trading portfolio assets pledged to third parties	79,742	64,748

of which: pledged to third parties with right of rehypothecation	61,352	44,221

Financial investments available-for-sale pledged to third parties	38,106	53,222

Mortgage loans	27,119	21,741

Other loans and receivables	10,235	12,553

of which: pledged to third parties with right of rehypothecation	559	192

Total financial assets pledged	155,202	152,264

The following table presents details of financial assets which have been sold or otherwise transferred, but which do not qualify for derecognition. Criteria for derecognition are discussed in Note 1a) 5).

Transfer of financial assets which do not qualify for derecognition
	Continued asset recognition in full – Total assets
CHF billion	31.12.10	31.12.09

Nature of transaction

Securities lending agreements	30.9	17.1

Repurchase agreements	28.6	24.6

Other financial asset transfers	96.6	110.9

Total	156.1	152.6

The transactions are mostly conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. The resulting credit risk exposures are controlled by daily monitoring and collateralization of the positions. The financial assets which continue to be recognized are typically transferred in exchange for cash or other financial assets. The associated liabilities can therefore be assumed to be approximately the carrying amount of the transferred financial assets except for certain positions pledged with central banks.

UBS retains substantially all risks and rewards of the transferred assets in each situation of continued recognition. These include credit risk, settlement risk, country risk and market risk.
Repurchase agreements and securities lending agreements are discussed in Notes 1a) 13) and 1a) 14). Other financial asset transfers include sales of financial assets while concurrently entering into a total rate of return swap with the same counterparty and sales of financial assets involving guarantees.
Transferred financial assets which are subject to partial continuing involvement were immaterial in 2010 and 2009.

Financial information

Note 29 Measurement categories of financial assets and financial liabilities

a) Measurement categories of financial assets and financial liabilities

The following table provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and financial liabilities as defined in IAS 39. Only those assets and liabilities which are deemed to be financial instruments are included in the table be-

low, which causes certain balances to differ from those presented on the balance sheet.

è	Refer to “Note 27 Fair value of financial instruments” for more information on how fair value of financial instruments is determined

	31.12.10	31.12.09

Financial assets[1]

Held for trading

Trading portfolio assets	148,521	171,173

Trading portfolio assets pledged as collateral	61,352	44,221

Debt issued[2]	2,665	3,109

Positive replacement values	401,146	421,694

Total	613,684	640,197

Fair value through profit or loss

Financial assets designated at fair value	8,504	10,223

Financial assets at amortized cost

Cash and balances with central banks	26,939	20,899

Due from banks	17,133	16,804

Cash collateral on securities borrowed	62,454	63,507

Reverse repurchase agreements	142,790	116,689

Cash collateral receivables on derivative instruments	38,071	53,774

Loans	261,263	264,710

Accrued income and prepaid expenses	1,404	1,465

Other assets	19,175	19,941

Total	569,229	557,789

Available-for-sale

Financial investments available-for-sale	74,768	81,757

Total financial assets	1,266,185	1,289,966

Financial liabilities

Held for trading

Trading portfolio liabilities	54,975	47,469

Debt issued[2]	1,308	8

Negative replacement values	393,762	409,943

Total	450,045	457,420

Fair value through profit or loss, other

Financial liabilities designated at fair value	100,756	112,653

Amounts due under unit-linked contracts	18,125	21,740

Total	118,881	134,393

Financial liabilities at amortized cost

Due to banks	41,490	31,922

Cash collateral on securities lent	6,651	7,995

Repurchase agreements	74,796	64,175

Cash collateral payables on derivative instruments	58,924	66,097

Due to customers	332,301	339,263

Accrued expenses and deferred income	7,581	8,522

Debt issued	131,628	134,453

Other liabilities	41,622	45,774

Total	694,993	698,201

Total financial liabilities	1,263,918	1,290,014

1 CHF 127 billion of Loans, CHF 26 billion of Financial investments available-for-sale and CHF 7 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months.   2 Embedded derivatives presented on the balance sheet line Debt issued.

Financial information
Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

b) Reclassification of financial assets

The reclassification of financial assets reflected UBS’s change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term. The foreseeable future is interpreted to mean a period of approximately 12 months following the date of reclassification. The financial assets were reclassified using their fair value on the date of the reclassification, which became their new cost basis at that date.

In fourth quarter 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified out of Trading portfolio assets to Loans.
The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	31.12.10	31.12.09

Carrying value	11.9	19.9

Fair value	12.1	19.0

Pro-forma fair value gain / (loss)	0.2	(0.9)

In 2010, carrying values decreased by CHF 8.0 billion mainly due to sales of CHF 6.3 billion. Redemptions of CHF 0.7 billion and the appreciation of the Swiss franc against the US dollar of CHF 1.4 billion resulted in further decreases. The decrease was partially offset by the accretion of interest of approximately CHF 0.4 billion from the amortization of the discount between carrying values and the expected recoverable amounts.
Fair values of reclassified financial assets decreased as well by CHF 6.9 billion in 2010. The decreases included sales of CHF 6.3 billion, redemptions of CHF 0.7 billion, fair value changes of CHF 0.4 billion and the appreciation of the Swiss franc against the US dollar of CHF 1.4 billion, partially offset by fair value gains of CHF 1.8 billion.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.
Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Reclassified assets
				Ratio of carrying
CHF billion	Notional value	Fair value	Carrying value	to notional value

US student loan and municipal auction rate securities	5.1	4.4	4.5	88%

Monoline-protected assets	6.1	5.4	5.3	86%

Leveraged finance	0.5	0.4	0.4	75%

CMBS / CRE (excluding interest-only strips)	0.2	0.1	0.1	81%

US reference-linked notes	0.6	0.6	0.5	83%

Other assets	0.9	0.8	0.7	82%

Total (excluding CMBS interest-only strips)	13.5	11.7	11.6	86%

CMBS interest-only strips		0.4	0.3

Total reclassified assets	13.5	12.1	11.9

Contribution of the reclassified assets to the income statement

			For the year ended

CHF billion			31.12.10	31.12.09

Net interest income			0.5	1.5

Credit loss (expense) / recovery			(0.1)	(1.0)

Other income[1]			0.1	0.1

Impact on operating profit before tax			0.5	0.6

1 Includes net gains on the disposal of reclassified assets.

Financial information

Note 29 Measurement categories of financial assets and financial liabilities (continued)

c) Maximum exposure to credit risk and credit quality information

The table below presents the Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements. The amounts included in the table represent the carrying amounts of financial instruments subject to credit risk, which were determined under the guidance of IFRS. Financial in-

struments have been netted only if and to the extent a) legally enforceable rights to offset exist, and b) UBS has the intention to settle the underlying transactions on a net basis. As such, the amounts disclosed in the table below should not necessarily be considered a “risk measure”.

Maximum exposure to credit risk
	31.12.10					31.12.09
CHF million	WM&SB	WMA	IB	Other[1]	UBS	WM&SB	WMA	IB	Other[1]	UBS

Balances with central banks	10,727	0	13,732	0	24,459	8,589	0	9,525		18,114

Due from banks	2,654	2,157	12,007	315	17,133	2,647	1,074	12,802	282	16,804

Loans	199,591	22,470	39,044	158	261,263	194,410	21,492	48,722	86	264,710

Cash collateral on securities borrowed			62,454		62,454			63,507		63,507

Reverse repurchase agreements		3,615	123,574	15,601	142,790	1,107	4,302	109,896	1,384	116,689

Cash collateral receivables on derivative instruments	4		38,052	15	38,071	4		53,755	15	53,774

Accrued income, other assets and debt underwriting commitments subject to credit risk	1,187	163	18,437	804	20,591	1,319	147	18,783	1,185	21,434

Financial instruments recognized at amortized cost on balance sheet	214,163	28,405	307,300	16,893	566,762	208,076	27,015	316,989	2,952	555,032

Positive replacement values	2,688	600	396,018	1,840	401,146	2,534	520	416,862	1,778	421,694

Trading portfolio assets (including pledged positions) – debt instruments	10,707	613	122,986	5	134,310	16,341	1,107	117,047	1,739	136,234

Financial assets designated at fair value – debt instruments	30		7,359		7,389	65		9,317		9,383

Financial investments available-for-sale – debt instruments	27	11,585	3,426	58,371	73,409	5,393	16,515	52,183	6,315	80,406

Financial instruments recognized at fair value on balance sheet	13,453	12,798	529,789	60,215	616,255	24,333	18,142	595,409	9,832	647,717

Credit guarantees, performance guarantees, documentary credits and similar instruments[2]	10,449	370	5,467	119	16,405	11,888	385	4,569	137	16,979

Loan commitments	7,276	1,066	48,509		56,851	7,236	498	51,593		59,328

Irrevocable commitments to acquire ARS			140		140			8,700		8,700

Irrevocable forward starting reverse repos agreements			39,036		39,036			43,020		43,020

Irrevocable forward starting securities borrowing agreements			454		454			904		904

Commitments	17,724	1,436	93,607	119	112,887	19,124	883	108,786	137	128,931

Total at the year-end	245,340	42,640	930,695	77,228	1,295,903	251,533	46,040	1,021,184	12,921	1,331,680

1 Other includes Global Asset Management and treasury activities and other corporate items.   2 The related provision of CHF 130 million (CHF 90 million for 2009) has been deducted.

The table above does not include written credit protection, which is generally recognized on UBS’s balance sheet under Negative replacement values. It also excludes UBS’s potential obligations under the Swiss Deposit Insurance (2010: CHF 961 million, 2009: 1,030 million).

The maximum exposure to credit risk determined under IFRS guidance and disclosed in the table above is actively managed and subject to credit risk management, such as collateralization and hedging. Collateral held and credit risk mitigation is described in the section “Risk management and control”.

Financial information
Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

Financial assets subject to credit risk by rating category
CHF million	31.12.10
Rating category[1]	0-1	2-3	4-5	6-8	9-13	defaulted	not rated[4]	Total

Balances with central banks	14,636	9,800	23					24,459

Due from banks	326	11,728	2,555	2,349	174	2		17,133

Loans	11,845	75,638	76,200	79,785	16,216	1,580		261,263

Cash collateral on securities borrowed and reverse repurchase agreements	59,372	112,871	23,093	8,229	1,675	4		205,244

Positive replacement values	15,220	331,725	38,372	12,567	2,187	1,074		401,146

Cash collateral receivables on derivative instruments	6,207	22,591	4,470	4,475	320	8		38,071

Trading portfolio assets (including pledged) – debt instruments	52,541	59,353	10,162	5,544	6,415	296		134,310

Financial investments available-for-sale – debt instruments	66,804	6,559		40	6			73,409

Other financial instruments	104	5,853	3,734	16,349	1,646	294		27,980

Commitments[2]

Guarantees and similar instruments[3]	131	7,183	4,528	3,149	1,386	159		16,535

Undrawn irrevocable credit facilities	671	32,793	10,310	4,821	8,109	147		56,851

Irrevocable forward starting reverse repos							39,036	39,036

Irrevocable forward starting securities borrowing							454	454

Total	227,856	676,094	173,446	137,308	38,134	3,564	39,490	1,295,893

CHF million	31.12.09
Rating category[1]	0-1	2-3	4-5	6-8	9-13	defaulted	not rated[4]	Total

Balances with central banks	14,491	3,615	9					18,114

Due from banks	312	14,092	1,517	596	176	111		16,804

Loans	15,738	68,854	76,986	84,120	16,295	2,716		264,710

Cash collateral on securities borrowed and reverse repurchase agreements	47,928	100,127	24,108	7,444	537	52		180,196

Positive replacement values	18,138	357,590	31,511	10,316	2,682	1,456		421,694

Cash collateral receivables on derivative instruments	7,956	37,621	3,563	3,835	606	194		53,774

Trading portfolio assets (including pledged) – debt instruments	60,216	56,032	9,871	4,429	4,985	701		136,234

Financial investments available-for-sale – debt instruments	75,363	5,007	3	25	8			80,406

Other financial instruments	177	7,407	5,001	15,528	2,380	323		30,816

Commitments[2]

Guarantees and similar instruments[3]	87	8,391	4,129	2,931	1,475	56		17,070

Undrawn irrevocable credit facilities	962	40,682	8,441	3,357	5,463	422		59,328

Irrevocable forward starting reverse repos							43,020	43,020

Irrevocable forward starting securities borrowing							904	904

Total	241,368	699,417	165,140	132,582	34,608	6,032	43,924	1,323,070

1 Details on rating categories are available in table “UBS internal rating scale and mapping of external ratings” within section “Risk and treasury management”.   2 Excludes commitments to acquire ARS of CHF 140 million for 2010 (CHF 8,700 million 2009).   3 The provisions of CHF 130 million for 2010 (CHF 90 million 2009) are not deducted from the notional value of Guarantees and similar instruments.   4 These ratings are not available for 2010 and 2009 respectively.

Financial information

Note 30 Pension and other post-employment benefit plans

CHF million	31.12.10	31.12.09	31.12.08

Net periodic pension cost for defined benefit plans	477	742	660

of which: related to major plans (Note 30a)	430	694	672

of which: related to post-retirement medical and life insurance plans (Note 30b)	22	9	9

of which: related to remaining plans	25	39	(21)

Pension cost for defined contribution plans (Note 30c)	246	246	312

Total pension and other post-employment benefit plans (Note 6)	724	988	972

a) Defined benefit plans

UBS has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these countries. The measurement date of these plans is 31 December for each year presented.
The overall investment policy and strategy for UBS’s defined benefit pension plans are guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Depending on the country the pension fund trustees and/or UBS are responsible for the determination of the mix of asset types and target allocations. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.
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
Contributions to the pension plan are paid by employees and the employer. The employee contributions are calculated as a percentage of covered salary and are deducted monthly. The percentages deducted from salary for the standard level of benefit coverage depend on age and vary between 1% and 9% of covered base salary and 3% and 8% of covered variable compensation. The employer pays a contribution that ranges between 100% and 375% of employees’ contributions for the standard level of benefit coverage. The benefits covered include retirement benefits; disability, death and survivor pensions; and employment termination benefits.
The employer contributions expected to be made in 2011 to the Swiss pension plan are CHF 530 million.

International pension plans

The international locations of UBS operate various pension plans in accordance with local regulations and practices. The locations with defined benefit plans of a significant nature are in the UK, the US and Germany. The UK and the US defined benefit plans are closed to new entrants who are covered by defined contribution plans. The amounts shown for international plans reflect the net funded positions of the significant international plans.
The pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the defined rate of benefit accrual and level of compensation. The plans are funded entirely by UBS. The employer contributions expected to be made in 2011 to these pension plans are CHF 96 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in international plans are based on local economic conditions.
è	Refer also to Note 1a) 23).

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

Defined benefit plans
CHF million	Swiss			International
For the year ended	31.12.10	31.12.09	31.12.08	31.12.10	31.12.09	31.12.08

Defined benefit obligation at the beginning of the year	(21,119)	(21,311)	(20,877)	(4,353)	(3,642)	(4,928)

Service cost	(384)	(432)	(336)	(41)	(41)	(63)

Interest cost	(657)	(672)	(710)	(237)	(230)	(251)

Plan participant contributions	(197)	(195)	(233)

Actuarial gain/(loss)	(149)	231	(288)	(119)	(471)	318

Benefits paid	1,252	1,314	1,158	148	153	148

Termination benefits	(45)	(54)	(25)

Foreign currency translation				549	(122)	1,134

Defined benefit obligation at the end of the year	(21,299)	(21,119)	(21,311)	(4,053)	(4,353)	(3,642)

Fair value of plan assets at the beginning of the year	20,286	19,029	22,181	3,517	2,866	4,579

Expected return on plan assets	850	846	990	237	202	282

Actuarial gain/(loss)	54	963	(3,820)	163	266	(1,027)

Employer contributions	510	513	578	86	232	194

Employer contributions – termination benefits	45	54	25			0

Plan participant contributions	197	195	233

Benefits paid	(1,252)	(1,314)	(1,158)	(148)	(153)	(148)

Foreign currency translation				(449)	104	(1,014)

Fair value of plan assets at the end of the year	20,690	20,286	19,029	3,406	3,517	2,866

Funded status	(609)	(833)	(2,282)	(647)	(836)	(776)

Unrecognized net actuarial (gains)/losses	3,028	2,996	4,405	1,183	1,475	1,324

(Accrued)/prepaid pension cost	2,418	2,163	2,123	536	639	548

Movement in the net (liability) or asset

(Accrued)/prepaid pension cost at the beginning of the year	2,163	2,123	2,123	639	548	626

Net periodic pension cost	(300)	(527)	(603)	(130)	(167)	(69)

Employer contributions	510	513	578	86	232	194

Employer contributions – termination benefits	45	54	25			0

Foreign currency translation				(59)	26	(203)

(Accrued)/prepaid pension cost	2,418	2,163	2,123	536	639	548

Amounts recognized in the balance sheet

Prepaid pension cost	2,418	2,163	2,123	756	890	798

Accrued pension liability				(220)	(251)	(250)

(Accrued)/prepaid pension cost	2,418	2,163	2,123	536	639	548

Components of net periodic pension cost

Service cost	384	432	336	41	41	63

Interest cost	657	672	710	237	230	251

Expected return on plan assets	(850)	(846)	(990)	(237)	(202)	(282)

Amortization of unrecognized net (gains)/losses	64	215	0	89	98	37

Immediate recognition of net actuarial (gains)/losses in current period			1,826

Termination benefits	45	54	25

Limit of defined benefit asset			(1,304)

Net periodic pension cost	300	527	603	130	167	69

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

Defined benefit plans (continued)

Funded and unfunded plans
	Swiss
CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Defined benefit obligation from funded plans	(21,299)	(21,119)	(21,311)	(20,877)	(21,506)

Plan assets	20,690	20,286	19,029	22,181	21,336

Surplus / (deficit)	(609)	(833)	(2,282)	1,304	(170)

Experience gains / (losses) on plan liabilities	253	214	0

Experience gains / (losses) on plan assets	54	963	(3,820)

	International
CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Defined benefit obligation from funded plans	(3,813)	(4,078)	(3,402)	(4,654)	(5,002)

Defined benefit obligation from unfunded plans	(240)	(275)	(240)	(274)	(205)

Plan assets	3,406	3,517	2,866	4,579	4,602

Surplus / (deficit)	(647)	(836)	(776)	(349)	(605)

Experience gains / (losses) on plan liabilities	(17)	(12)	62

Experience gains / (losses) on plan assets	163	266	(1,027)

	Swiss			International
	31.12.10	31.12.09	31.12.08	31.12.10	31.12.09	31.12.08

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	2.8	3.3	3.3	5.4	5.7	6.0

Expected rate of salary increase	2.5	2.5	2.5	4.9	5.0	4.5

Rate of pension increase	0.3	0.5	0.5	2.3	2.5	1.9

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.3	3.3	3.5	5.7	6.0	5.8

Expected rate of return on plan assets	4.3	4.5	4.5	6.9	6.6	7.1

Expected rate of salary increase	2.5	2.5	2.5	5.0	4.5	4.8

Rate of pension increase	0.5	0.5	0.8	2.5	1.9	2.4

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	32	35	26	45	46	46

Debt instruments	54	51	55	38	35	35

Real estate	13	13	13	3	3	3

Other	1	1	6	14	16	16

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	15-39	18-44	20-48	40-42	42-45	45-48

Debt instruments	44-68	41-65	37-63	38-44	37-44	37-38

Real estate	10-18	9-17	10-20	3-6	3-7	3-7

Other	0--5	0-5	0-5	11-15	11-12	10-12

Actual return on plan assets (%)	4.6	9.7	(12.8)	11.7	15.5	(18.2)

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	258	205	782

UBS AG shares[1]	25	66	55

Derivative financial instruments, counterparty UBS	298	25	41

Other assets used by UBS	188	193	107

1 The number of UBS AG shares was 1,638,000, 4,095,850 and 3,734,000 as of 31 December 2010, 31 December 2009 and 31 December 2008, respectively.

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table	31.12.10	31.12.09	31.12.08	31.12.10	31.12.09	31.12.08

Switzerland	BVG 2005	17.9	17.9	17.8	17.9	17.9	17.8

UK	PA 2000 G, medium cohort with adjustment	23.0	22.8	22.7	25.9	25.7	25.6

Germany	Dr. K. Heubeck 2005 G	19.3	19.1	19.0	22.0	21.9	21.8

US	PPA mandated mortality table per IRC 1.430(h)(3)	19.0	18.4	18.4	19.0	18.4	18.4

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table	31.12.10	31.12.09	31.12.08	31.12.10	31.12.09	31.12.08

Switzerland	BVG 2005	21.0	21.0	21.1	21.0	21.0	21.1

UK	PA 2000 G, medium cohort with adjustment	24.7	24.6	24.5	26.6	26.5	26.4

Germany	Dr. K. Heubeck 2005 G	23.4	23.3	23.1	26.0	25.8	25.7

US	PPA mandated mortality table per IRC 1.430(h)(3)	20.9	20.6	20.6	20.9	20.6	20.6

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

b) Post-retirement medical and life insurance plans

In the US and the UK, UBS offers retiree medical benefits that contribute to the health care coverage of certain employees and beneficiaries after retirement. The UK plan is closed to new entrants. In addition to retiree medical benefits, UBS in the US also provides retiree life insurance benefits to certain employees. The benefit obligation in excess of the fair value of plan assets for these plans amounts to CHF 209 million as of 31 December 2010 (2009: CHF 186 million; 2008: CHF 159 million) and the total accrued post-retirement cost amounts to CHF 158 million as of 31

December 2010 (2009: CHF 163 million; 2008: CHF 164 million). The periodic post-retirement costs for the years ended 31 December 2010, 31 December 2009, and 31 December 2008 were CHF 22 million (net of a curtailment gain of CHF 0 million), CHF 9 million (net of a curtailment gain of CHF 8 million), and CHF 9 million (net of a curtailment gain of CHF 11 million), respectively.

The employer contributions expected to be made in 2011 to the post-retirement medical and life insurance plans are CHF 7 million.

Post-retirement medical and life insurance plans
CHF million	31.12.10	31.12.09	31.12.08

Post-retirement benefit obligation at the beginning of the year	(186)	(159)	(190)

Service cost	(9)	(7)	(8)

Interest cost	(11)	(10)	(11)

Plan participant contributions	(2)	(2)	0

Actuarial gain / (loss)	(35)	(31)	14

Benefits paid	10	10	7

Curtailments		9	9

Foreign currency translation	24	4	20

Post-retirement benefit obligation at the end of the year	(209)	(186)	(159)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	8	8	6

Plan participant contributions	2	2	1

Benefits paid	(10)	(10)	(7)

Fair value of plan assets at the end of the year	0	0	0

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Defined benefit obligation	(209)	(186)	(159)	(190)	(219)

Plan asset	0	0	0	0	0

Surplus / (deficit)	(209)	(186)	(159)	(190)	(219)

Experience gains / (losses) on plan liabilities	6	8	3

The post-retirement benefit expense is determined by using the assumed average health care cost trend rate. The rate for 2011 is assumed to be 8% and is assumed to decrease gradually to 5% by 2018. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life plans as for the defined benefit obligations arising from pension plans.

Assumed average health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	5	(4)

Effect on the post-retirement benefit obligation	35	(27)

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

c) Defined contribution plans

UBS also sponsors a number of defined contribution plans in its international locations. The locations with defined contribution plans of a significant nature are in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from UBS. The employer contributions to these plans recognized as expense for the years ended 31 December 2010, 31 December 2009, and 31 December 2008 were CHF 246 million, CHF 246 million, and CHF 312 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed at arm’s length conditions.

The international UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS shares and/or securities.
In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. UBS and the Swiss pension fund entered si-

multaneously into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for ten years each. During 2009, UBS renegotiated one of the lease contracts which reduced UBS’s remaining lease commitment.

As of 31 December 2010, the minimum commitment towards the Swiss pension fund under the related leases is approximately CHF 21 million (2009: CHF 27 million). The total rent paid by UBS (including the lease-back arrangements) amounted to CHF 11 million in 2010, CHF 12 million in 2009, and CHF 7 million in 2008.
The following amounts have been received or paid by UBS:

Related party disclosure
	For the year ended
CHF million	31.12.10	31.12.09	31.12.08

Received by UBS

Fees	21	34	44

Paid by UBS

Rent	11	12	7

Interest	3	2	1

Dividends and capital repayments	0	0	4

The transaction volumes in UBS shares and other UBS securities are as follows:

Transaction volumes – related parties
	For the year ended
	31.12.10	31.12.09	31.12.08

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	2,684	3,869	6,925

UBS financial instruments (nominal values in CHF million)	40	35	78

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	4,735	4,116	1,881

UBS financial instruments (nominal values in CHF million)	10	14	10

UBS did not hold financial instruments issued by UBS pension plans as of 31 December 2010, 31 December 2009 and 31 December 2008, respectively.

Details to the fair value of plan assets of the defined pension plans are disclosed in Note 30a. Furthermore, UBS defined contribution pension funds hold 17,665,621 UBS shares with a market value of CHF 272 million as of 31 December 2010 (2009: 17,259,203 shares with a market value of CHF 278 million; 2008: 17,866,949 shares with a market value of CHF 272 million).

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

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Selected employees receive a portion of their annual performance-related compensation, above a certain threshold, in the form of an EOP award of UBS shares, notional UBS shares, UBS performance shares, or Alternative Investment Vehicles (AIVs)1, on a mandatory basis. The awards granted in UBS shares or notional UBS shares are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Awards granted in the form of AIVs are settled in cash. The majority of EOP awards continue to be granted in UBS shares and notional UBS shares. EOP awards generally vest in increments over a three-year vesting period. The awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee, on a tiered basis for share-settled awards and on a straight-line basis for cash-settled awards. During 2009, UBS only granted EOP awards to certain employees for which it had a contractual commitment. The awards granted in UBS performance shares are settled by delivering UBS shares but the vesting of these awards is subject to the fulfillment of specific performance conditions. Deferred performance shares will only vest in full if the participant’s division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable). Compensation expense is recognized in-line with the other EOP awards.
Senior Executive Equity Ownership Plan (SEEOP): Group Executive Board (GEB) members receive a portion of their mandatory deferral in UBS shares or notional UBS shares. The shares vest in one-fifth increments over a five-year vesting period and are forfeitable if certain conditions are not met. During 2010 and 2009, UBS only granted SEEOP awards to certain senior executives to whom it had a contractual commitment. Since 2010, awards granted under SEEOP are settled by delivering UBS shares, but the vesting of these awards is subject to the fulfillment of specific performance conditions. Compensation expense is recognized on the same basis as for other share-settled EOP awards.

Incentive Performance Plan (IPP): In 2010 GEB members and certain other senior employees received as part of their annual incentive in the form of restricted performance shares granted under the IPP. Each performance share is a contingent right to receive between one and three UBS shares at vesting for each performance share granted, depending on the achievement of share price targets. IPP awards cliff-vest after approximately five years and are subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee. IPP was a forward looking one-time plan granted in 2010 only.
Performance Equity Plan (PEP): In 2010 GEB members received as part of their annual incentive in the form of restricted performance shares. Each performance share is a contingent right to receive between zero and two UBS shares at vesting for each performance share granted, depending on the achievement of Economic Profit (EP) and Total Shareholder Return (TSR) targets. PEP awards cliff-vest after approximately three years. EP is a risk-adjusted profit measure that explicitly takes into account the cost of risk capital. TSR measures the total return to UBS shareholders (in form of share price appreciation and dividends) as compared to the constituents of a banking index. Vesting is subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

Mandatory deferred cash compensation plans

Conditional Variable Compensation Plan (CVCP): In 2009 certain employees received as part of their mandatory deferral a cash award that is subject to a performance condition. The award consists of a contingent right to receive cash payments at vesting subject to forfeiture provisions. The awards are forfeitable upon termination of employment and additionally require profitability and recapitalization performance hurdles to be met. The awards vest in one-third increments over a three-year vesting period. Compensation expense is recognized on a straight-line basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee. CVCP was a one-time plan granted in 2009 only.
WMUS Partner Plus Plan: Wealth Management Americas operates a mandatory deferred cash compensation plan for selected employees based in the US. Amounts are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the plan up to a percentage of UBS’s contributions. The amounts awarded earn an above-market rate of interest during

1 Selected employees are granted a contingent right to receive a cash payment, the value of which is based on the value of underlying investment funds or cash, rather than the value of UBS’s equity.

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

the initial four-year period and a market rate of interest thereafter. The awards vest in 20% increments six to ten years following grant date. Interest earned on UBS contributions is forfeitable under certain circumstances. Compensation expense is recognized on a straight-line basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

WMUS advances related to recruited financial advisors: The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a compensatory advance in the form of an employee loan. These employee loans have been capitalized and are being expensed on a straight-line basis over the terms specified in each agreement.
Cash Balance Plan (CBP): In 2010 Group Executive Board (GEB) members received as part of their mandatory deferral a cash award that allows for a maximum payout of 60% of a GEB member’s variable cash incentive at the beginning of the following year, subject to a total cash awards limitation. A minimum of 40% of the GEB member’s cash incentive awarded is deferred and paid out during the two following years subject to “malus”, i.e. the entire cash incentive is paid out over a three-year period. The “malus” allows for unvested awards to be reduced (including to nil) in the event of termination for cause, financial losses in subsequent years, material restatement of the financial statements, harm to UBS’s reputation, breaches of legal or regulatory requirements or of risk/compliance policies, and a number of other events. Compensation expense is recognized in the performance year, which is generally the period prior to the grant date.

Discretionary share-based compensation plans

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP): Until 2009 key and high potential employees were granted discretionary share-settled Stock Appreciation Rights (SARs) or UBS options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. A SAR gives employees the right to receive such number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. These awards are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Options granted prior to 2008 generally vested in one-third increments over a three-year vesting period and generally expired ten years from the grant date. SARs1 and options granted from 2008 onwards vested in full following a three-year vesting period and generally expired ten years from the grant date. These awards are generally forfeitable upon termination of employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee. No KESAP or KESOP awards were granted in 2010.

Senior Executive Stock Appreciation Rights Plan (SESAP) and Senior Executive Stock Option Plan (SESOP): Until 2008 senior executives were granted discretionary SARs or UBS options with a strike price set at 110% of the fair market value of a UBS share on the date the SAR or option is granted. A SAR gives an employee the right to receive such number of UBS shares equal to the value of any appreciation over 110% of the market price of a UBS share between grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. SESAP and SESOP awards are settled by delivering UBS shares. These awards vest in full following a three-year vesting period and generally expire ten years from the grant date. These awards are forfeitable if certain conditions are not met. Compensation expense for all SESAP and SESOP awards is recognized during the performance year, which is generally the period prior to the grant date. During 2009, UBS granted SESOP awards only to certain employees for which it had a contractual commitment. No SESOP awards were granted in 2010.

Voluntary share-based compensation plans

Equity Plus Plan (Equity Plus): This is a voluntary plan that gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and / or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Prior to 2010, each participant generally received at no additional cost two UBS options for each share purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, had a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Compensation expense for the Equity Plus plans is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.
UBS satisfies share delivery obligations under its share, option and SAR plans either by purchasing UBS shares in the market or through the issuance of new shares. As of 31 December 2010, UBS was holding approximately 26 million shares in treasury and approximately 150 million unissued shares in conditional share capital, which are available and can be used to satisfy awards of notional shares and performance shares and for future employee option and SAR exercises. The shares available cover all vested (i.e. exercisable) employee options, SARs and notional shares.

1 The first grants made under KESAP were in 2009.

Financial information

Note 31 Equity participation and other compensation plans (continued)

b) Effect on income statement

Effect on income statement for the financial year and future periods

The following table summarizes the compensation expenses recognized for the years ended 31 December 2010 and the compensation expenses, which will be recognized as an expense in the income statements 2011 and later. The deferred compensation expenses in the table also include non-vested awards granted in February and March 2011, which relate to the compensation core cycle 2010.

Personnel expenses – recognized and deferred[1]
	Personnel expenses for the year ended 2010			Personnel expenses deferred to 2011 and later
	Expenses	Expenses
	relating to	relating to		Relating to	Relating to
	awards for	awards for		awards	awards for
CHF million	2010	prior years	Total	for 2010	prior years	Total

Variable bonus awards

Cash discretionary bonus	2,079	5	2,084	0	0	0

Conditional Variable Compensation Plan (CVCP)	0	179	179	0	292	292

Cash Balance and other cash plans	64	71	135	236	19	255

Total deferred cash plans	64	250	314	236	311	547

Equity Ownership Plan (EOP/SEEOP/Performance) – UBS shares	434	852	1,286	1,249	515	1,764

Performance Equity Plan (PEP)	6	5	11	16	2	18

Incentive Performance Plan (IPP)	0	131	131	6	221	227

Total UBS share plans	440	988	1,428	1,271	738	2,009

UBS share option plans (KESAP/KESOP)		145	145		114	114

Equity Ownership Plan (EOP) – AIVs	28	83	111	67	57	124

Total discretionary bonus	2,611	1,471	4,082	1,574	1,220	2,794

Variable compensation

Variable compensation – other[2]	399	(89)	310	337	20	357

Financial advisor compensation – cash payments	1,813	0	1,813	0	0	0

Compensation commitments and advances related to recruited financial advisors	29	570	599	388	2,186	2,574

Partner Plus and other deferred cash plans	127	35	162	221	302	523

UBS share plans	11	82	93	89	266	355

Wealth Management Americas financial advisor compensation[3]	1,980	687	2,667	698	2,754	3,452

Total	4,990	2,069	7,059	2,609	3,994	6,603

1 Total share-based personnel expenses recognized for the year ended 31 December 2010 of CHF 1,843 million is comprised of UBS share plans of CHF 1,428 million, UBS share option plans of CHF 145 million, Equity Ownership Plan – AIVs of CHF 111 million, related social security costs of CHF 90 million and other variable compensation of CHF 69 million.   2 Includes replacement awards of CHF 107 million, forfeiture credits of CHF (167) million, guaranteed bonuses of CHF 135 million, severance payments of CHF 69 million and UBS’s Equity Plus Plan of CHF 80 million.   3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

Personnel expenses – recognized and deferred[1]
	Personnel expenses for the year ended 2009			Personnel expenses deferred to 2010 and later
	Expenses	Expenses
	relating to	relating to		Relating to	Relating to
	awards for	awards for		awards for	awards for
CHF million	2009	prior years	Total	2009	prior years	Total

Variable bonus awards

Cash discretionary bonus	2,245	(169)	2,076	0	0	0

Conditional Variable Compensation Plan (CVCP)	0	19	19	0	558	558

Cash Balance and other cash plans	44	0	44	45	12	57

Total deferred cash plans	44	19	63	45	570	615

Equity Ownership Plan (EOP/SEEOP) – UBS shares	276	283	559	1,352	97	1,449

Performance Equity Plan (PEP)	0	0	0	8	0	8

Incentive Performance Plan (IPP)	0	0	0	467	0	467

Total UBS share plans	276	283	559	1,827	97	1,924

UBS share option plans (KESAP/KESOP)	33	23	56	34	286	320

Equity Ownership Plan (EOP) – AIVs	34	21	55	134	13	147

Total discretionary bonus	2,632	177	2,809	2,040	966	3,006

Variable compensation

Variable compensation – other[2]	816	14	830	61	27	88

Financial advisor compensation – cash payments	1,712	0	1,712	0	0	0

Compensation commitments and advances related to recruited financial advisors	127	471	598	1,198	1,744	2,942

Partner Plus and other deferred cash plans	28	(7)	21	124	241	365

UBS share plans	0	95	95	110	236	346

Wealth Management Americas financial advisor compensation[3]	1,867	559	2,426	1,432	2,221	3,653

Total	5,315	750	6,065	3,533	3,214	6,747

1 Total share-based personnel expenses recognized for the year ended 31 December 2009 of CHF 913 million is comprised of UBS share plans of CHF 559 million, UBS share option plans of CHF 56 million, Equity Ownership Plan – AIVs of CHF 55 million, related social security costs of CHF 16 million and other variable compensation of CHF 227 million.   2 Includes replacement awards of CHF 41 million, forfeiture credits of CHF (81) million, guaranteed bonuses of CHF 56 million, severance payments of CHF 433 million and UBS’s Equity Plus Plan of CHF 132 million.   3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Additional disclosures on mandatory, discretionary and voluntary share-based compensation plans (including AIVs granted under EOP)

The total share-based personnel expenses recognized for the years ended 31 December 2010, 2009 and 2008 were CHF 1,843 million, CHF 913 million and negative CHF 94 million, respectively. These expenses include social security costs, and current performance year awards for core cycle awards granted in the period following the performance year where the employee meets the retirement eligibility requirements at the date of grant.
The total compensation expenses for non-vested awards granted up to 31 December 2010 to be recognized in future periods is CHF 1,382 million and will be recognized in Personnel expenses over a weighted average period of 2.5 years. Deferred compensation amounts included in the table above differ from this amount as they include non-vested awards granted in February and March 2011 related to the compensation core cycle 2010.

Actual payments to participants of cash-settled share-based plans, including amounts granted as AIVs issued under EOP, for the years ended 31 December 2010, 2009 and 2008 were CHF 79 million, CHF 83 million and CHF 80 million, respectively. The total carrying amount of the liability related to unvested cash-settled share-based compensation plans was CHF 54 million at 31 December 2010.

Financial information

Note 31 Equity participation and other compensation plans (continued)

c) Movements during the year

UBS share and performance share awards

Movements in UBS share and notional share awards were as follows:

UBS share awards
		Weighted		Weighted		Weighted
	Number of	average grant	Number of	average grant	Number of	average grant
	shares	date fair	shares	date fair	shares	date fair
	2010	value CHF	2009	value CHF	2008	value CHF

Outstanding, at the beginning of the year	86,888,626	31	84,736,935	53	59,102,580	66

Shares awarded during the year	125,133,310	15	39,067,130	12	90,895,594	32

Distributions during the year	(29,669,688)	42	(31,293,824)	66	(60,105,109)	61

Forfeited during the year	(11,267,108)	21	(5,621,615)	38	(5,156,131)	54

Outstanding, at the end of the year	171,085,140	18	86,888,626	31	84,736,935	53

of which: shares vested for accounting purposes	47,366,286		40,148,461		65,767,017

The market value of shares that became legally vested during the years ended 31 December 2010, 2009, and 2008 was CHF 421 million, CHF 346 million, and CHF 1,385 million, respectively.

Movements in IPP units are as follows:

Incentive Performance Plan
		Weighted average
	Number of	fair value of IPP	Representative of
	performance shares	performance shares	UBS shares
	2010	at grant date CHF[1]	2010[2]

Forfeitable, at the beginning of the year	0	0	0

Awarded during the year	19,629,916	22	19,629,916

Distributions during the year	0	0	0

Forfeited / cancelled during the year	(1,472,674)	22	(1,472,674)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	0

Forfeitable, at the end of the year	18,157,242	22	18,157,242

of which: performance shares vested for accounting purposes	4,073,546		4,073,546

1 Valuations were carried out and take into account the relevant performance conditions, targets set, and the range of possible outcomes for these.   2 Based on conditions existing at the representative balance sheet date.

Movements in PEP units are as follows:

Performance Equity Plan
		Weighted average
	Number of	fair value of PEP	Representative of
	performance shares	performance shares	UBS shares
	2010	at grant date CHF[1]	2010[2]

Forfeitable, at the beginning of the year	0	0	0

Awarded during the year	545,642	16	545,642

Distributions during the year	0	0	0

Forfeited during the year	(26,805)	16	(26,805)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	(251,636)

Forfeitable, at the end of the year	518,837	16	267,201

of which: performance shares vested for accounting purposes	221,638		114,143

1 Valuations were carried out and take into account the relevant performance conditions, targets set, and the range of possible outcomes for these.   2 Based on conditions existing at the representative balance sheet date.

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

UBS option awards
Movements in option awards were as follows:

UBS option awards
		Weighted
		average		Weighted		Weighted
	Number of	exercise price	Number of	average exercise	Number of	average exercise
	options 2010	CHF[2]	options 2009	price CHF[2]	options 2008[1]	price CHF[1,2]

Outstanding, at the beginning of the year	228,623,886	43	236,055,545	47	198,213,092	52

Granted during the year	0	0	22,525,624	13	62,973,879	30

Exercised during the year	(40,894)	14	(48,241)	16	(3,673,657)	26

Forfeited during the year	(5,814,986)	33	(7,245,512)	37	(6,732,080)	52

Expired unexercised	(17,222,431)	54	(22,663,530)	48	(14,725,689)	46

Outstanding, at the end of the year	205,545,575	42	228,623,886	43	236,055,545	47

Exercisable, at the end of the year	155,302,104	48	137,797,186	51	124,054,442	46

1 As a result of the rights offering in June 2008, UBS adjusted the number of options and exercise price for vested and unvested employee options, which were unexercised at the date of the rights offering. This was done to prevent any dilution impact to holders of these options. No additional compensation expense was recognized. This resulted in an increase to the number of options awarded in 2008 of 3,881,320 and an increase to the prior year outstanding balance of 2,400,143.   2 Some of the options in this table have exercise prices denominated in USD, which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table provides additional information about option exercises, grants and intrinsic values:

	31.12.10	31.12.09	31.12.08

Weighted average share price of options exercised (CHF)	16	18	34

Intrinsic value of options exercised during the year (CHF million)	0.06	0.20	29

Weighted average grant date fair value of options granted (CHF)	N/A	6.00	7.53

The following table provides additional information about options outstanding and options exercisable as of 31 December 2010:

	Options outstanding				Options exercisable
				Weighted				Weighted
		Weighted	Aggregate	average		Weighted	Aggregate	average
	Number of	average	intrinsic value	remaining	Number of	average	intrinsic value	remaining
	options	exercise price	(CHF / USD	contractual	options	exercise price	(CHF / USD	contractual
Range of exercise prices	outstanding	(CHF / USD)	million)	term (years)	exercisable	(CHF / USD)	million)	term (years)

CHF awards

10.21–15.00	17,491,529	11.31	70.6	8.1	3,739,473	14.47	3.3	7.9

15.01–25.00	10,805,461	18.72	0.0	8.3	3,480,569	22.45	0.0	7.7

25.01–35.00	43,010,690	31.12	0.0	6.4	22,141,540	29.88	0.0	5.6

35.01–45.00	22,801,529	38.91	0.0	4.1	14,768,284	40.65	0.0	2.4

45.01–55.00	19,987,650	49.37	0.0	4.4	19,801,910	49.33	0.0	4.4

55.01–65.00	4,867,956	60.23	0.0	6.0	4,867,956	60.23	0.0	6.0

65.01–75.00	57,874,089	67.71	0.0	5.7	57,872,067	67.71	0.0	5.7

10.21–75.00	176,838,904	44.25	70.6	5.9	126,671,799	51.97	3.3	5.2

USD awards

15.51–25.00	10,429,351	20.19	0.0	1.8	10,409,351	20.19	0.0	1.8

25.01–35.00	7,011,857	31.68	0.0	3.3	7,011,557	31.68	0.0	3.3

35.01–45.00	11,256,014	38.61	0.0	4.1	11,200,872	38.62	0.0	4.2

45.01–46.91	9,449	46.81	0.0	4.6	8,525	46.91	0.0	5.1

15.51–46.91	28,706,671	30.23	0.0	3.1	28,630,305	30.22	0.0	3.1

Financial information

Note 31 Equity participation and other compensation plans (continued)

UBS SARs awards
Movements in SARs granted under the equity participation plans are as follows:

UBS SAR awards
		Weighted
	Number	average	Number	Weighted
	of SARs	exercise	of SARs	average exercise
	2010	price CHF	2009	price CHF

Outstanding, at the beginning of the year	60,907,175	12	0	0

Granted during the year	0	0	66,126,830	12

Exercised during the year	(160,334)	12	0	0

Forfeited during the year	(2,721,700)	11	(5,219,655)	11

Expired unexercised	(10,100)	11	0	0

Outstanding, at the end of the year	58,015,041	12	60,907,175	12

Exercisable, at the end of the year	4,005,317	10	4,000,000	10

The following table provides additional information about SARs exercises, grants and intrinsic values:

	31.12.10	31.12.09

Weighted average share price of SARs exercised (CHF)	15.8	N/A

Intrinsic value of SARs exercised during the year (CHF million)	0.6	N/A

Weighted average grant date fair value of SARs granted (CHF)	N/A	5.0

The following table provides additional information about SARs outstanding as of 31 December 2010:

	SARs outstanding				SARs exercisable
				Weighted				Weighted
		Weighted		average		Weighted		average
	Number of	average	Aggregate	remaining	Number of	average	Aggregate	remaining
	SARs	exercise	intrinsic value	contractual	SARs	exercise	intrinsic value	contractual
Range of exercise prices	outstanding	price (CHF)	(CHF million)	term (years)	exercisable	price (CHF)	(CHF million)	term (years)

CHF

9.35–12.50	56,450,205	11.26	231.2	7.8	4,000,000	10.10	21.0	3.2

12.51–15.00	51,410	14.56	0.0	8.5	0	0.00	0.0	0.0

15.01–17.50	217,496	16.52	0.0	8.4	5,317	16.80	0.0	8.4

17.51–20.00	390,930	19.25	0.0	8.7	0	0.00	0.0	0.0

35.01–40.00	905,000	40.00	0.0	8.2	0	0.00	0.0	0.0

9.35–40.00	58,015,041	11.78	231.2	7.8	4,005,317	10.11	21.0	3.2

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange less a discount for post-vesting sale and hedge restriction, in accordance with IFRS 2 Share-based Payment: Vesting Conditions and Cancellations. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money plain vanilla European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2010 is approximately 20.6% of the market price of the UBS share. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between grant date and distribution.

UBS options and SARs awards

Since 2010, the fair values of options and SARs have been determined using a standard closed-formula option valuation model. The expected term of each instrument is calculated based on historical employee exercise behavior patterns, taking into account the share price, strike price, vesting period and the contractual life of the instrument. Similar to 2009 and 2008, the term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historical share price volatility. Expected future dividends are derived from traded UBS options or from the historical dividend pattern. No options or SARs were granted in 2010.
In 2009 and 2008, the fair value of options and SARs was determined by means of a Monte Carlo simulation. The simulation technique used a mix of implied and historical volatility and specific employee exercise behaviour patterns based on statistical data, taking into account the specific terms and conditions under which the instrument was granted, such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behaviour. The expected term of each instrument was calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility was derived from the implied volatilities of traded UBS options in combination with the observed long-term historical share price volatility. Expected future dividends were derived from traded UBS options or from the historical dividend pattern. The fair values of options and SARs granted during 2009 and 2008 were determined using the following assumptions:

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

UBS performance share awards (IPP, PEP)

For performance share awards granted in 2010, UBS obtained independent third party valuations based on the market conditions at the date of grant. The valuation methodology applied was a Monte Carlo simulation. The approach to determining in-
put parameters and valuing the post-vesting transfer restriction is in line with that used for options. The fair value of IPP and PEP units granted during 2010 was determined using the following assumptions:

	31.12.10
	IPP CHF awards	PEP CHF awards

Expected TSR volatility (%)	38.07	63.00

Expected EP volatility (%)	N/A	57.00

Risk-free interest rate (%)	1.06	0.60

Expected dividend (CHF)	0.12	0.10

Share price (CHF)	14.80	14.80

Financial information

Note 32 Related parties

The Group defines related parties as associated companies (entities which are significantly influenced by UBS), post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB). This definition is based on the revised requirements of IAS 24 Related Party Disclosures issued in November 2009.

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-independent members of the BoD and GEB including those who stepped down during 20101 is as follows:

Remuneration of key management personnel
CHF million	31.12.10		31.12.09	31.12.08

Base salaries and other cash payments	16		16	12

Incentive awards – cash	30	[3]	64	0

Employer’s contributions to retirement benefit plans	1		2	2

Benefits in kind, fringe benefits (at market value)	1		1	1

Equity compensation benefits[2]	48	[4]	29	0

Total	96		112	15

1 During 2010, Francesco Morra stepped down from the GEB.   2 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.   3 In 2010, incentive awards include immediate and deferred cash.   4 In 2010, equity compensation benefits include PEP, SEEOP and blocked shares.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 6.7 million in 2010, CHF 6.4 million in 2009 and CHF 6.4 million in 2008.

b) Equity holdings
	31.12.10	31.12.09	31.12.08

Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB[1]	9,085,194	9,410,280	8,458,037

Number of shares held by members of the BoD, GEB and parties closely linked to them	4,850,196	4,180,154	5,869,952

1 Refer to “Note 31 Equity participation and other compensation plans” in this section for more information.

Of the share totals above, as of 31 December 2010, 31 December 2009 and 31 December 2008, 5,597 shares, 0 shares and 15,878 shares respectively were held by close family members of key management personnel and 0 shares, 0 shares and 103,841 shares respectively were held by entities which are directly or indirectly con-

trolled or jointly controlled by key management personnel or their close family members. Refer to “Note 31 Equity participation and other compensation plans” in this section for more information. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2010.

Financial information
Notes to the consolidated financial statements

Note 32 Related parties (continued)

c) Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for re-

duced credit risk. Independent BoD members are granted loans and mortgages at general market conditions.

Movements in the loan, advances and mortgage balances are as follows:

Loans, advances and mortgages to key management personnel
CHF million	31.12.10	31.12.09

Balance at the beginning of the year	18	11

Additions	8	12

Reductions	(4)	(5)

Balance at the end of the year	22	18

No unsecured loans were granted to key management personnel as of 31 December 2010 and 31 December 2009.

d) Associated companies

All loans to associated companies are transacted at arm’s length:

CHF million	31.12.10	31.12.09

Balance at the beginning of the year	373	301

Additions	2	295

Reductions	(118)	(222)

Credit loss (expense) / recovery	0	(1)

Foreign currency translation	2	0

Balance at the end of the year	259	373

of which: unsecured loans	39	42

of which: allowances for credit losses	1	1

Other transactions with associated companies transacted at arm’s length:

	As of or for the year ended
CHF million	31.12.10	31.12.09	31.12.08

Payments to associates for goods and services received	139	130	90

Fees received for services provided to associates	1	2	6

Commitments and contingent liabilities to associates	68	156	40

Note 34 provides a list of significant associates.

Financial information

Note 32 Related parties (continued)

e) Other related party transactions

During 2010 and 2008, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2010, UBS provided services for H21 Macro Fund Ltd (Cayman Islands). In 2009, UBS did not enter into any such transactions and in 2008, these entities included: Aebi +
Co. AG (Switzerland), Kedge Capital Selected Funds Ltd. (Jersey), Löwenfeld AG (Switzerland), Martown Trading Ltd. (Isle of Man), Omega Fund I Ltd (Jersey), Omega Fund IV Ltd (Jersey), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland) and Team Alinghi (Spain).
Movements in loans to other related parties are as follows:

Other related party transactions
CHF million	31.12.10	31.12.09	31.12.08

Balance at the beginning of the year	0	6	158

Additions	0	0	0

Reductions	0	(6)	(152)

Balance at the end of the year[1]	0	0	6

1 In 2008 includes loans, guarantees and contingent liabilities of CHF 6 million and unused committed facilities of CHF 0 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 320 million.

Other transactions with these related parties include:

CHF million	31.12.10	31.12.09	31.12.08

Goods sold and services provided to UBS	0	0	1

Fees received for services provided by UBS	1	0	11

As part of its sponsorship of Team Alinghi, UBS paid CHF 828,090 (EUR 538,000) in basic sponsoring fees for 2008. Team Alinghi’s controlling shareholder is UBS former Board member Ernesto Bertarelli.

f) Additional information

UBS also engages in trading and risk management activities (e.g. swaps, options and forwards) with various related parties mentioned in previous sections. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market maker in equity and debt instruments and at times may hold positions in instruments of related parties.

Financial information
Notes to the consolidated financial statements

Note 33 Events after the reporting period

Subsequent to the publication of the unaudited fourth quarter 2010 financial report on 8 February 2011, management decided to adjust the annual financial statements 2010. The net impact of these adjustments on net profit attributable to UBS shareholders was a gain of CHF 373 million, which increased basic and diluted earnings per share by CHF 0.10.

The principal change relates to an adjustment of the investment carrying amount of a subsidiary held by UBS AG for purposes of the Parent Bank’s 2010 statutory financial statements prepared pursuant to Swiss Federal banking law. The adjustment, a reduction in the subsidiary carrying amount of CHF 1,609 million, decreases the level of Swiss taxable profit reported for the year 2010. The adjustment resulted in an increase in the deferred tax benefit for the year reflected in the Income statement of CHF 298 million.
In addition, other adjustments made to the Income statement that forms part of the audited annual financial statements 2010 include a refinement in the 2010 variable compensation accrual at year-end of CHF 74 million (credit to the Income statement) across the business divisions, a litigation matter resulting in a CHF 40 million charge affecting Wealth Management, a credit valuation adjustment gain of CHF 19 million affecting the Investment Bank, and a tax benefit of CHF 22 million to the Income statement in relation to these other items.
On 3 March 2011, the Board of Directors reviewed the financial statements and authorized them for issue. These financial statements will be submitted to the Annual General Meeting of shareholders on 28 April 2011 for approval.

Note 34 Significant subsidiaries and associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the business divisions of UBS (namely Investment Bank, Wealth Management Americas, Wealth Management & Swiss Bank and Global Asset Management) nor the Corporate Center are replicated in their own individual legal entities, but rather they generally operate out of UBS AG (Parent Bank) through its Swiss and foreign branches.

The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the busi-
ness divisions. It provides for the most cost efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and control and straightforward funding processes.
Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries

				Share capital	Equity interest
Company	Jurisdiction of incorporation	Business division[1]		in millions	accumulated in %

CCR Asset Management S.A.	Paris, France	Global AM	EUR	5.3	100.0

Ellington Co., Ltd.	Tokyo, Japan	IB	JPY	10.0	100.0

Fondcenter AG	Zurich, Switzerland	Global AM	CHF	0.1	100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	1,250.0	100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	118,000.0	98.6

Topcard Service AG	Glattbrugg, Switzerland	WM&SB	CHF	0.2	100.0

UBS (Bahamas) Ltd.	Nassau, Bahamas	WM&SB	USD	4.0	100.0

UBS (France) S.A.	Paris, France	WM&SB	EUR	125.7	100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0	100.0

UBS (Italia) S.p.A.	Milan, Italy	WM&SB	EUR	60.0	100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	WM&SB	CHF	150.0	100.0

UBS (Luxembourg) SA Austria Branch	Vienna, Austria	WM&SB	CHF	0.0	100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	WM&SB	EUR	9.2	100.0

UBS Alternative and Quantitative Investments Limited	London, Great Britain	Global AM	GBP	0.3	100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.1	100.0

UBS Americas Inc	Delaware, USA	IB	USD	0.0	100.0

1 WMA: Wealth Management Americas; WM&SB: Wealth Management & Swiss Bank; Global AM: Global Asset Management; IB: Investment Bank; CC: Corporate Center.

Financial information

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries (continued)
				Share capital		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		in millions		accumulated in %

UBS Asesores SA	Panama, Panama	WM&SB	USD	0.0		100.0

UBS Bank (Canada)	Toronto, Canada	WMA	CAD	8.5		100.0

UBS Bank (Netherlands) B.V.	Amsterdam, the Netherlands	WM&SB	EUR	0.2		100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	Mexico City, Mexico	IB	MXN	706.4		100.0

UBS Bank USA	Utah, USA	WMA	USD	1,880.0	[2]	100.0

UBS Bank, S.A.	Madrid, Spain	WM&SB	EUR	82.2		100.0

UBS Belgium SA/NV	Brussels, Belgium	WM&SB	EUR	28.0		100.0

UBS Brasil Administradora de Valores Mobiliarios Ltda	São Paulo, Brazil	WM&SB	BRL	0.0		100.0

UBS Capital Securities (Jersey) Limited	St. Helier, Jersey	CC	EUR	0.0		100.0

UBS Card Center AG	Glattbrugg, Switzerland	WM&SB	CHF	0.1		100.0

UBS Casa de Bolsa, S.A. de C.V.	Mexico City, Mexico	IB	MXN	114.9		100.0

UBS Custody Services Singapore Pte. Ltd.	Singapore, Singapore	WM&SB	SGD	5.5		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	880.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	WM&SB	EUR	176.0		100.0

UBS Fiduciaria S.p.A.	Milan, Italy	WM&SB	EUR	0.2		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc.	Delaware, USA	WMA	USD	3,875.0	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WMA	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Delaware, USA	WMA	USD	0.0	[2]	100.0

UBS Fund Management (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	EUR	10.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Fund Services (Luxembourg) S.A. Poland Branch	Zabierzow, Poland	CC	PLN	0.1		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0	[2]	100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SGR SpA	Milan, Italy	Global AM	EUR	5.1		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (UK) Ltd	London, Great Britain	Global AM	GBP	125.0		100.0

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	17.2	[2]	100.0

UBS Global Asset Management Funds Ltd	London, Great Britain	Global AM	GBP	26.0		100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	151.4		100.0

UBS Global Asset Management Life Ltd	London, Great Britain	Global AM	GBP	15.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	WM&SB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	WM&SB	CAD	0.1		100.0

UBS Hana Asset Management Company Ltd	Seoul, South Korea	Global AM	KRW	45,000.0		51.0

UBS Hypotheken AG	Zurich, Switzerland	WM&SB	CHF	0.1		98.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Hong Kong Limited	Hong Kong, China	WMA	USD	1.7		100.0

UBS International Life Limited	Dublin, Ireland	WM&SB	EUR	1.0		100.0

1 WMA: Wealth Management Americas; WM&SB: Wealth Management & Swiss Bank; Global AM: Global Asset Management; IB: Investment Bank; CC: Corporate Center.   2 Share capital and share premium.

Financial information
Notes to the consolidated financial statements

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries (continued)
				Share capital		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		in millions		accumulated in %

UBS Investment Management Canada Inc.	Toronto, Canada	WMA	CAD	0.0		100.0

UBS Investments Philippines, Inc.	Makati City, Philippines	IB	PHP	360.0		99.4

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	WM&SB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	WM&SB	CHF	25.0		100.0

UBS Life Insurance Company USA	California, USA	WMA	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	153.7		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7	[2]	100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	30.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor Limited	London, Great Britain	Global AM	GBP	8.8		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Preferred Funding (Jersey) Limited	St. Helier, Jersey	CC	EUR	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC V	Delaware, USA	CC	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		94.9

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	1,300.4	[2]	100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Saudi Arabia	Riyadh, Saudi Arabia	IB	SAR	110.0		73.0

UBS Sauerborn Private Equity Komplementär GmbH	Bad Homburg, Germany	WM&SB	EUR	0.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	140.0		100.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Israel Limited	Herzliya Pituach, Israel	IB	ILS	0.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	22,205.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	80.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150,000.0		100.0

UBS Service Centre (Poland) Sp. z o.o.	Krakow, Poland	CC	PLN	1.4		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	0.0		100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	WM&SB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	WMA	USD	55.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WM&SB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WM&SB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	WM&SB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	WM&SB	SGD	3.3		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	132.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	WM&SB	GBP	2.5		100.0

UBS Wealth Management Australia Ltd	Sydney, Australia	WM&SB	AUD	53.9		100.0

UBS Wealth Management Israel Ltd	Herzliya Pituach, Israel	WM&SB	ILS	3.5		100.0

1 WMA: Wealth Management Americas; WM&SB: Wealth Management & Swiss Bank; Global AM: Global Asset Management; IB: Investment Bank; CC: Corporate Center.   2 Share capital and share premium.

Financial information

Note 34 Significant subsidiaries and associates (continued)

Changes in the consolidation scope 2010
Newly significant, fully consolidated companies

Ellington Co., Ltd. – Tokyo, Japan

UBS Brasil Administradora de Valores Mobiliarios Ltda – Sao Paulo, Brazil

UBS Fund Management (Luxembourg) SA – Luxembourg, Luxembourg

UBS International Hong Kong Limited – Hong Kong, China

UBS Saudi Arabia – Riyadh, Saudi Arabia

UBS Securities Israel Limited – Herzliya Pituach, Israel

UBS Wealth Management Israel Ltd – Herzliya Pituach, Israel

Significant deconsolidated companies	Reason for deconsolidation

Caisse Centrale de Réescompte – Paris, France		Merged

UBS Convertible Securities (Jersey) Limited – St. Helier, Jersey		Liquidated

UBS Fund Holding (Luxembourg) S.A. – Luxembourg, Luxembourg		Liquidated

UBS Fund Holding (Switzerland) AG – Basel, Switzerland		Merged

UBS Preferred Funding Company LLC I – Delaware, USA		Liquidated

Significant associates
Company	Industry	Equity interest in %

SIX Group AG – Zurich, Switzerland[1]	Financial	17.3

UBS Securities Co. Limited – Beijing, China	Financial	20.0

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

Net new money is calculated using the direct method, by which inflows and outflows to /from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are treated as net new money flows.
The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS.
Net new money for 2010 includes inflows of CHF 3.7 billion resulting from transfers of Investment Bank clients to Wealth Management, as part of the Global Family Office initiative.

Financial information
Notes to the consolidated financial statements

Note 35 Invested assets and net new money (continued)

	As of or for the year ended
CHF billion	31.12.10	31.12.09

Fund assets managed by UBS	282	319

Discretionary assets	596	590

Other invested assets	1,274	1,325

Total invested assets (double counts included)	2,152	2,233

of which: double count	225	254

of which: acquisitions (divestments)	0.0	(48.2)

Net new money (double counts included)	(14.3)	(147.3)

Note 36 Business combinations

Business combinations completed in 2010

In 2010 no significant business combinations were completed.

Business combinations completed in 2009

Acquisition of the commodity index business of
AIG Financial Products Corp.

In May 2009, UBS completed the acquisition of the commodity index business of AIG Financial Products Corp., including AIG’s rights to the DJ-AIG Commodity index. This commodity index busi-
ness comprises a product platform of commodity index swaps and funded notes based on the benchmark Dow Jones-AIG Commodity Index (DJ-AIGCI). The cost of the business combination, including directly attributable transaction costs, amounted to CHF 74 million (USD 65 million) of which CHF 17 million (USD 15 million) was paid in cash upon closing. The remaining payments, based upon future earnings of the purchased business, were made in 2010. The cost of the business combination was allocated to Intangible assets of CHF 40 million (USD 35 million) and Goodwill of CHF 34 million (USD 30 million). The business of AIG was integrated into UBS’s Investment Bank.

AIG Commodity Index 2009
CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	40	40

Goodwill	0	34	34

All other assets	598	0	598

Total assets	598	74	672

Liabilities and equity

Liabilities	598		598

Equity		74	74

Total liabilities and equity	598	74	672

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit attributable to UBS shareholders and basic earnings per share as if all of the acquisitions completed in 2009 had been made as of 1 January 2008. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover basis in purchase accounting.

Pro-forma information (unaudited)
	For the year ended
CHF million, except where indicated	31.12.09	31.12.08

Total operating income	22,606	910

Net profit	(2,737)	(21,251)

Basic earnings per share (CHF)	(0.75)	(7.61)

Financial information

Note 37 Discontinued operations

2010

In 2010, private equity investments sold in prior years contributed a subsequent gain of CHF 2 million to UBS’s net profit from discontinued operations.

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

1 Gain resulting from a purchase price adjustment related to the sale of Private Banks & GAM in 2005.   2 Included in Treasury activities and other corporate items in Note 2a.

Note 38 Reorganizations and disposals

Sale of investment in New York office building

In January 2010, UBS closed the sale of its investments in several associated entities owning office space in New York. A significant portion of the office space is leased by UBS Group until 2018. The sales price was CHF 187 million with a resulting gain on sale of CHF 180 million.

Restructuring 2010

During 2010, UBS incurred net restructuring charges of CHF 113 million. Wealth Management Americas recognized CHF 90 million for real-estate related costs in General and administrative expenses and CHF 37 million for impairment in Depreciation of property and equipment. In addition, the business division incurred personnel related restructuring charges of CHF 35 million. The Investment Bank released personnel related restructuring provisions of CHF 25 million.

Financial information
Notes to the consolidated financial statements

Note 39 Currency translation rates

The following table shows the main rates used to translate the financial information of UBS’s foreign operations into Swiss francs:

	Spot rate		Average rate
	As of		Year ended
	31.12.10	31.12.09	31.12.10	31.12.09	31.12.08

1 USD	0.93	1.04	1.04	1.08	1.06

1 EUR	1.25	1.48	1.37	1.51	1.58

1 GBP	1.46	1.67	1.62	1.70	1.96

100 JPY	1.15	1.11	1.18	1.16	0.98

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

Under Swiss law, financial investments are carried either at the lower of cost or market or at amortized cost less impairment with changes in measurement recorded in the income statement. Re-

ductions to market value below cost and reversals of such reductions up to original cost as well as gains and losses on disposal are included in Other income. Permanent equity investments are classified on the balance sheet as Investments in associated companies and are measured at cost less impairment with impairment losses recorded in the income statement.

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

5. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities, mainly to hybrid debt instruments. Hybrid instruments are accounted for at fair value with changes in fair value reflected in Net trading income. Furthermore, UBS designated certain loans, loan commitments and fund

Financial information

Note 40 Swiss banking law requirements (continued)

investments as financial assets designated at fair value through profit and loss.

Under Swiss accounting rules, the fair value option is not available except for issued structured products that consist of a debt host contract and a bifurcatable embedded derivative(s). However, changes in fair value attributable to changes in own credit are not recognized in the income statement.

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

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was a SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly-owned subsidiary of UBS.

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

Supplemental guarantor consolidated income statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2010	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	15,732	3,388	2,723	(2,971)	18,872

Interest expense	(12,153)	(1,409)	(2,067)	2,971	(12,657)

Net interest income	3,579	1,980	656	0	6,215

Credit loss (expense) / recovery	(2)	(16)	(48)	0	(66)

Net interest income after credit loss expense	3,577	1,964	608	0	6,149

Net fee and commission income	7,293	6,465	3,401	0	17,160

Net trading income	6,979	(117)	609	0	7,471

Income from subsidiaries	1,384	0	0	(1,384)	0

Other income	1,515	1,296	(1,597)	0	1,214

Total operating income	20,749	9,608	3,022	(1,384)	31,994

Operating expenses

Personnel expenses	9,220	5,850	1,850	0	16,920

General and administrative expenses	2,729	2,691	1,164	0	6,585

Depreciation of property and equipment	628	172	117	0	918

Impairment of goodwill	0	0	0	0	0

Amortization of intangible assets	3	90	24	0	117

Total operating expenses	12,581	8,804	3,154	0	24,539

Operating profit from continuing operations before tax	8,168	804	(132)	(1,384)	7,455

Tax expense / (benefit)	633	(1,150)	136	0	(381)

Net profit from continuing operations	7,534	1,954	(268)	(1,384)	7,836

Net profit from discontinued operations	0	0	2	(1,384)	2

Net profit	7,534	1,954	(266)	(1,384)	7,838

Net profit attributable to non-controlling interests	0	0	304	0	304

Net profit attributable to UBS shareholders	7,534	1,954	(570)	(1,384)	7,534

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG	UBS		Consolidating
As of 31 December 2010	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	26,372	69	498	0	26,939

Due from banks	30,941	5,038	68,198	(87,044)	17,133

Cash collateral on securities borrowed	39,315	61,314	9,572	(47,746)	62,454

Reverse repurchase agreements	130,977	53,203	85,331	(126,721)	142,790

Trading portfolio assets	108,678	22,853	37,652	(1,719)	167,463

Trading portfolio assets pledged as collateral	61,428	9,412	2,162	(11,649)	61,352

Positive replacement values	393,565	8,624	115,618	(116,661)	401,146

Cash collateral receivables on derivative instruments	42,940	5,010	23,861	(33,740)	38,071

Financial assets designated at fair value	4,778	4,788	8,850	(9,911)	8,504

Loans	258,378	37,828	12,778	(46,107)	262,877

Financial investments available-for-sale	59,269	11,647	3,853	0	74,768

Accrued income and prepaid expenses	1,450	3,612	942	(538)	5,466

Investments in associates	62,095	6	0	(61,311)	790

Property and equipment	4,493	614	360	0	5,467

Goodwill and intangible assets	448	8,150	1,224	0	9,822

Deferred tax assets	6,054	2,897	571	0	9,522

Other assets	18,504	5,938	1,914	(3,675)	22,681

Total assets	1,249,683	241,001	373,384	(546,822)	1,317,247

Liabilities

Due to banks	79,842	47,430	1,261	(87,044)	41,490

Cash collateral on securities lent	20,374	23,613	10,410	(47,746)	6,651

Repurchase agreements	40,713	79,920	80,883	(126,721)	74,796

Trading portfolio liabilities	45,191	13,433	1,215	(4,865)	54,975

Negative replacement values	383,892	8,667	117,863	(116,661)	393,762

Cash collateral payables on derivative instruments	45,024	10,543	37,097	(33,740)	58,924

Financial liabilities designated at fair value	94,864	295	18,457	(12,859)	100,756

Due to customers	301,976	29,266	47,166	(46,107)	332,301

Accrued expenses and deferred income	5,071	2,433	773	(538)	7,738

Debt issued	125,113	398	10,315	(5,555)	130,271

Other liabilities	23,286	20,580	23,529	(3,675)	63,719

Total liabilities	1,165,349	236,578	348,968	(485,511)	1,265,384

Equity attributable to UBS shareholders	84,334	4,408	19,388	(61,311)	46,820

Equity attributable to non-controlling interests	0	15	5,028	0	5,043

Total equity	84,334	4,423	24,416	(61,311)	51,863

Total liabilities and equity	1,249,683	241,001	373,384	(546,822)	1,317,247

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG	UBS
For the year ended 31 December 2010	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	7,233	4,036	695	11,963

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(75)	0	0	(75)

Disposal of subsidiaries and associates	307	0	0	307

Purchase of property and equipment	(367)	(88)	(86)	(541)

Disposal of property and equipment	196	22	24	242

Net (investment in) / divestment of financial investments available-for-sale	(17,374)	1,150	(9,407)	(25,631)

Net cash flow from / (used in) investing activities	(17,312)	1,084	(9,471)	(25,698)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	3,241	0	1,218	4,459

Net movements in treasury shares and own equity derivative activity	(1,456)	0	0	(1,456)

Capital issuance	(113)	0	0	(113)

Issuance of long-term debt, including financial liabilities designated at fair value	75,842	8	2,568	78,418

Repayment of long-term debt, including financial liabilities designated at fair value	(65,968)	(82)	(11,447)	(77,497)

Increase in non-controlling interests	0	0	6	6

Dividends paid to / decrease in non-controlling interests	0	(6)	(2,047)	(2,053)

Net activity in investments in subsidiaries	(122)	235	(113)	0

Net cash flow from / (used in) financing activities	11,424	154	(9,815)	1,764

Effects of exchange rate differences	(10,218)	1,482	(3,444)	(12,181)

Net increase / (decrease) in cash and cash equivalents	(8,873)	6,756	(22,034)	(24,151)

Cash and cash equivalents at the beginning of the year	123,580	5,238	36,154	164,973

Cash and cash equivalents at the end of the year	114,707	11,994	14,120	140,822

Cash and cash equivalents comprise:

Cash and balances with central banks	26,372	69	498	26,939

Money market papers[2]	65,688	3,737	8,573	77,998

Due from banks with original maturity of less than three months[3]	22,647	8,188	5,050	35,885

Total	114,707	11,994	14,120	140,822

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. CHF 39,768 million were pledged as of 31 December 2010.   3 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2009	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	18,798	4,432	6,715	(6,484)	23,461

Interest expense	(16,860)	(1,982)	(4,657)	6,484	(17,016)

Net interest income	1,939	2,450	2,058	0	6,446

Credit loss (expense) / recovery	(937)	(897)	2	0	(1,832)

Net interest income after credit loss expense	1,002	1,553	2,060	0	4,614

Net fee and commission income	7,912	6,025	3,774	0	17,712

Net trading income	(1,487)	(423)	1,586	0	(324)

Income from subsidiaries	1,114	0	0	(1,114)	0

Other income	550	(872)	921	0	599

Total operating income	9,092	6,282	8,341	(1,114)	22,601

Operating expenses

Personnel expenses	8,577	5,566	2,400	0	16,543

General and administrative expenses	2,351	2,512	1,385	0	6,248

Depreciation of property and equipment	686	171	191	0	1,048

Impairment of goodwill	0	0	1,123	0	1,123

Amortization of intangible assets	3	96	101	0	200

Total operating expenses	11,617	8,345	5,200	0	25,162

Operating profit from continuing operations before tax	(2,526)	(2,063)	3,141	(1,114)	(2,561)

Tax expense / (benefit)	210	(549)	(104)	0	(443)

Net profit from continuing operations	(2,736)	(1,514)	3,245	(1,114)	(2,118)

Net profit from discontinued operations	0	0	(7)	0	(7)

Net profit	(2,736)	(1,514)	3,238	(1,114)	(2,125)

Net profit attributable to non-controlling interests	0	(3)	613	0	610

Net profit attributable to UBS shareholders	(2,736)	(1,511)	2,625	(1,114)	(2,736)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG	UBS		Consolidating
As of 31 December 2009	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	15,177	75	5,647	0	20,899

Due from banks	27,861	4,476	84,363	(99,896)	16,804

Cash collateral on securities borrowed	39,807	56,402	10,700	(43,402)	63,507

Reverse repurchase agreements	113,891	37,914	82,474	(117,590)	116,689

Trading portfolio assets	122,801	18,224	48,739	(1,727)	188,037

Trading portfolio assets pledged as collateral	47,954	11,422	859	(16,014)	44,221

Positive replacement values	413,822	8,260	145,265	(145,654)	421,694

Cash collateral receivables on derivative instruments	56,477	5,787	23,340	(31,830)	53,774

Financial assets designated at fair value	5,831	5,876	11,283	(12,768)	10,223

Loans	265,689	41,871	15,955	(57,039)	266,477

Financial investments available-for-sale	63,459	15,441	2,857	0	81,757

Accrued income and prepaid expenses	1,664	3,880	1,100	(828)	5,816

Investments in associates	61,551	24	49	(60,754)	870

Property and equipment	4,920	791	501	0	6,212

Goodwill and intangible assets	494	9,101	1,413	0	11,008

Deferred tax assets	6,352	2,037	479	0	8,868

Other assets	21,241	4,352	2,169	(4,078)	23,682

Total assets	1,268,991	225,933	437,194	(591,580)	1,340,538

Liabilities

Due to banks	79,245	51,091	1,482	(99,896)	31,922

Cash collateral on securities lent	17,662	22,993	10,742	(43,402)	7,995

Repurchase agreements	38,563	66,545	76,657	(117,590)	64,175

Trading portfolio liabilities	41,884	10,792	610	(5,817)	47,469

Negative replacement values	400,432	8,173	146,992	(145,654)	409,943

Cash collateral payables on derivative instruments	49,328	9,847	38,752	(31,830)	66,097

Financial liabilities designated at fair value	100,768	276	27,953	(16,344)	112,653

Due to customers	300,123	31,840	64,340	(57,039)	339,263

Accrued expenses and deferred income	5,155	2,269	2,093	(828)	8,689

Debt issued	126,965	493	12,242	(8,348)	131,352

Other liabilities	31,151	18,823	26,449	(4,078)	72,344

Total liabilities	1,191,276	223,142	408,312	(530,826)	1,291,905

Equity attributable to UBS shareholders	77,715	2,770	21,283	(60,754)	41,013

Equity attributable to non-controlling interests	0	21	7,599	0	7,620

Total equity	77,715	2,791	28,882	(60,754)	48,633

Total liabilities and equity	1,268,991	225,933	437,194	(591,580)	1,340,538

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG	UBS
For the year ended 31 December 2009	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	4,841	(6,469)	56,126	54,497

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(42)	0	0	(42)

Disposal of subsidiaries and associates	296	0	0	296

Purchase of property and equipment	(656)	(124)	(75)	(854)

Disposal of property and equipment	104	53	6	163

Net (investment in) / divestment of financial investments available-for-sale	(22,319)	(12,484)	14,677	(20,127)

Net cash flow from / (used in) investing activities	(22,616)	(12,555)	14,608	(20,563)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	(7,020)	(1,596)	(51,424)	(60,040)

Net movements in treasury shares and own equity derivative activity	673	0	0	673

Capital issuance	3,726	0	0	3,726

Issuance of long-term debt, including financial liabilities designated at fair value	64,956	0	2,106	67,062

Repayment of long-term debt, including financial liabilities designated at fair value	(55,616)	(1,548)	(7,861)	(65,024)

Increase in non-controlling interests	0	0	3	3

Dividends paid to / decrease in non-controlling interests	0	(8)	(576)	(583)

Net activity in investments in subsidiaries	(4,032)	2,419	1,614	0

Net cash flow from / (used in) financing activities	2,686	(733)	(56,136)	(54,183)

Effects of exchange rate differences	5,886	574	(933)	5,529

Net increase / (decrease) in cash and cash equivalents	(9,202)	(19,183)	13,664	(14,721)

Cash and cash equivalents at the beginning of the year	132,782	24,421	22,490	179,693

Cash and cash equivalents at the end of the year	123,580	5,238	36,154	164,973

Cash and cash equivalents comprise:

Cash and balances with central banks	15,177	75	5,647	20,899

Money market papers[2]	78,025	3,714	16,694	98,432

Due from banks with original maturity of less than three months[3]	30,378	1,450	13,814	45,642

Total	123,580	5,238	36,154	164,973

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. CHF 57,116 million were pledged as of 31 December 2009.   3 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	49,699	21,343	27,354	(32,717)	65,679

Interest expense	(48,686)	(17,436)	(26,282)	32,717	(59,687)

Net interest income	1,013	3,907	1,072	0	5,992

Credit loss (expense) / recovery	(861)	(2,050)	(85)	0	(2,996)

Net interest income after credit loss expense	152	1,857	987	0	2,996

Net fee and commission income	9,709	7,910	5,310	0	22,929

Net trading income	(8,129)	(19,847)	2,156	0	(25,820)

Income from subsidiaries	(19,882)	0	0	19,882	0

Other income	2,836	1,058	(3,202)	0	692

Total operating income	(15,314)	(9,022)	5,251	19,882	796

Operating expenses

Personnel expenses	8,738	5,169	2,355	0	16,262

General and administrative expenses	3,918	4,604	1,976	0	10,498

Depreciation of property and equipment	770	205	266	0	1,241

Impairment of goodwill	0	341	0	0	341

Amortization of intangible assets	1	93	119	0	213

Total operating expenses	13,427	10,412	4,716	0	28,555

Operating profit from continuing operations before tax	(28,741)	(19,434)	535	19,882	(27,758)

Tax expense / (benefit)	(7,407)	(4)	574	0	(6,837)

Net profit from continuing operations	(21,335)	(19,430)	(39)	19,882	(20,922)

Net profit from discontinued operations	43	0	155	0	198

Net profit	(21,292)	(19,430)	116	19,882	(20,724)

Net profit attributable to non-controlling interests	0	(9)	577	0	568

Net profit attributable to UBS shareholders	(21,292)	(19,421)	(461)	19,882	(21,292)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG	UBS
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	69,799	(438)	7,646	77,007

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(1,502)	0	0	(1,502)

Disposal of subsidiaries and associates	1,686	0	0	1,686

Purchase of property and equipment	(819)	(258)	(140)	(1,217)

Disposal of property and equipment	37	27	5	69

Net (investment in) / divestment of financial investments available-for-sale	330	156	(1,198)	(712)

Net cash flow from / (used in) investing activities	(268)	(75)	(1,333)	(1,676)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	(52,815)	914	11,264	(40,637)

Net movements in treasury shares and own equity derivative activity	623	0	0	623

Capital issuance	23,135	0	0	23,135

Issuance of long-term debt, including financial liabilities designated at fair value	91,961	0	11,126	103,087

Repayment of long-term debt, including financial liabilities designated at fair value	(62,822)	(14,500)	(15,572)	(92,894)

Increase in non-controlling interests	0	842	819	1,661

Dividends paid to / decrease in non-controlling interests	0	(112)	(420)	(532)

Net activity in investments in subsidiaries	(11,978)	21,816	(9,838)	0

Net cash flow from / (used in) financing activities	(11,896)	8,960	(2,621)	(5,557)

Effects of exchange rate differences	(33,963)	442	(5,665)	(39,186)

Net increase / (decrease) in cash and cash equivalents	23,672	8,889	(1,973)	30,588

Cash and cash equivalents at the beginning of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents at the end of the year	132,782	24,421	22,490	179,693

Cash and cash equivalents comprise:

Cash and balances with central banks	27,030	332	5,382	32,744

Money market papers[2]	62,777	19,875	4,080	86,732

Due from banks with original maturity of less than three months[3]	42,975	4,214	13,028	60,217

Total	132,782	24,421	22,490	179,693

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. CHF 19,912 million were pledged as of 31 December 2008.   3 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Guarantee of other securities

UBS AG, acting through wholly-owned US-domiciled finance subsidiaries, issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding as of 31.12.10
Issuing entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust II	Trust preferred securities[1]	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate non-cumulative trust preferred securities	May 2003	one-month LIBOR + 0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

1 In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2010, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,256 billion.

Guarantee to UBS Ltd.

UBS AG issued a guarantee to each counterparty of UBS Ltd. Under the guarantee UBS AG irrevocably and unconditionally guarantees, for the benefit of each counterparty, each and every obligation that UBS Ltd. entered into. UBS AG promises to pay to that counterpart on demand any unpaid balance of such liabilities under the terms of the guarantee.

Financial information

Financial information
UBS AG (Parent Bank)

UBS AG (Parent Bank)

Parent Bank review

Income statement

Net profit for the Parent Bank UBS AG was CHF 6,123 million, an increase of CHF 11,164 million, compared with a loss of CHF 5,041 million in 2009.

Net trading income improved by CHF 6,977 million from negative CHF 476 million to positive CHF 6,501 million, mainly due to an improvement in the fixed income business and gains associated with the SNB transaction.
Income from investments in associated companies increased to CHF 1,703 million from CHF 1,154 million in 2009, mainly due to higher dividend distributions received.
Personnel expenses increased to CHF 10,300 million from CHF 9,101 million in 2009 mainly due to an increase in variable compensation.
Depreciation decreased to CHF 2,051 million from CHF 2,405 million in 2009, mainly due to lower write-downs of investments in associated companies.
Allowances, provisions and losses decreased to CHF 181 million from CHF 1,432 million in 2009, which included credit loss expenses of CHF 912 million.
The increase in Extraordinary income and in Extraordinary expenses is explained in the section “Additional income statement information”.

Balance sheet

UBS’s Parent Bank assets stood at CHF 863 billion on 31 December 2010, up slightly from CHF 848 billion on 31 December 2009. The total asset increased by CHF 15 billion due to UBS subsidiaries and third-party banks in Asia and Europe increasing their assets and therefore their funding needs from the Parent Bank.

The increases occurred in financial investments, which rose by CHF 20 billion (due to a shift from money market papers), inter-

bank lending (up CHF 15 billion), liquid assets (up CHF 11 billion) due to larger holdings of cash and balances at central banks, and investments in associated companies (up CHF 2 billion) in the Americas and European region. These increases were partially offset by lower money market papers (down CHF 19 billion) related to the aforementioned shift to financial investments, customer loans and collateral trading (down CHF 11 billion), and positive replacement values (down CHF 4 billion). Mortgage loans remained stable in 2010 at CHF 142 billion.

Interbank lending

During 2010, interbank collateral trading increased by CHF 14 billion, due to higher trading volumes with UBS subsidiaries, in particular in Asia and Europe. Due from banks on time increased by CHF 4 billion, predominantly due to the higher funding needs of UBS bank subsidiaries in the Americas region. These increases were partially offset by due from banks on demand, which declined slightly by CHF 2 billion in the European region.

Customer lending

Customer loans decreased by CHF 11 billion as a result of lower funding needs of UBS subsidiaries (non-banks) in the Americas region, as well as lower cash collateral requirements on derivative instruments in the Americas and Europe.

Money market papers

The decrease in money market papers was due to a rebalance in our investment portfolio, which led to a shift from money market papers to financial investments. These instruments include highly liquid securities issued by governments and government-controlled institutions in various currencies, mainly US dollar, euro and British pound.

Financial information
UBS AG (Parent Bank)

Parent bank financial statements

Income statement

	For the year ended		% change from
CHF million	31.12.10	31.12.09	31.12.09

Interest and discount income	10,853	13,764	(21)

Interest and dividend income from trading portfolio	4,441	4,911	(10)

Interest and dividend income from financial investments	312	92	239

Interest expense	(12,181)	(16,901)	(28)

Net interest income	3,426	1,866	84

Credit-related fees and commissions	295	255	16

Fee and commission income from securities and investment business	8,433	9,294	(9)

Other fee and commission income	645	624	3

Fee and commission expense	(2,070)	(2,264)	(9)

Net fee and commission income	7,304	7,909	(8)

Net trading income	6,501	(476)

Net income from disposal of financial investments	228	123	85

Income from investments in associated companies	1,703	1,154	48

Income from real estate holdings	31	26	19

Sundry income from ordinary activities	3,632	4,761	(24)

Sundry ordinary expenses	(3,422)	(3,604)	(5)

Other income from ordinary activities	2,172	2,460	(12)

Operating income	19,402	11,759	65

Personnel expenses	10,300	9,101	13

General and administrative expenses	4,502	4,421	2

Operating expenses	14,802	13,522	9

Operating profit	4,601	(1,763)

Depreciation and write-offs on investments in associated companies and fixed assets	2,051	2,405	(15)

Allowances, provisions and losses	181	1,432	(87)

Profit before extraordinary items and taxes	2,369	(5,600)

Extraordinary income	3,957	688	475

Extraordinary expenses	(178)	(49)	(263)

Tax expense	(25)	(80)	69

Profit / (loss) for the period	6,123	(5,041)

Financial information

Balance sheet

				% change from
CHF million	31.12.10[1]	31.12.10[2]	31.12.09	31.12.09

Assets

Liquid assets	26,372	26,372	15,177	74

Money market papers	73,049	73,049	91,988	(21)

Due from banks	206,162	206,162	191,002	8

Due from customers	142,634	142,634	153,893	(7)

Mortgage loans	141,708	141,708	140,671	0

Trading balances in securities and precious metals	139,685	139,685	138,160	1

Financial investments	34,788	34,788	15,206	129

Investments in associated companies	21,075	21,075	19,225	10

Fixed assets	4,557	4,557	4,986	(9)

Accrued income and prepaid expenses	1,643	1,643	1,754	(6)

Positive replacement values	65,449	65,449	68,977	(5)

Other assets	6,373	6,373	6,504	(2)

Total assets	863,495	863,495	847,543	2

Total subordinated assets	2,287	2,287	2,617	(13)

Total amounts receivable from Group companies	254,762	254,762	242,617	5

Liabilities and equity

Money market papers issued	50,729	50,729	45,043	13

Due to banks	192,511	192,511	184,010	5

Due to customers on savings and deposit accounts	78,322	78,322	72,985	7

Other amounts due to customers	260,404	260,404	287,156	(9)

Medium-term bonds	2,605	2,605	2,967	(12)

Bonds issued and loans from central mortgage institutions	89,860	89,860	155,907	(42)

Financial liabilities designated at fair value	79,847	79,847

Accruals and deferred income	7,634	7,634	7,520	2

Negative replacement values	60,723	60,723	54,468	11

Other liabilities	4,717	4,717	6,641	(29)

Allowances and provisions	1,424	1,424	2,277	(37)

Share capital	383	383	356	8

General statutory reserve	31,904	27,379	30,377	(10)

thereof capital contribution reserves[3]	42,091	42,091	41,689	1

thereof retained earnings	(10,187)	(14,712)	(11,312)	(30)

Reserve for own shares	432	432	835	(48)

thereof capital contribution reserves[3]	432	432	835	(48)

Other reserves	2,000	402	2,042	(80)

thereof retained earnings	2,000	402	2,042	(80)

Profit / (loss) for the period		6,123	(5,041)

Total liabilities and equity	863,495	863,495	847,543	2

Total subordinated liabilities	14,689	14,689	19,410	(24)

Total amounts payable to Group companies	129,243	129,243	145,268	(11)

1 After appropriation of retained earnings, which is subject to approval by the Annual General Meeting (AGM) on 28 April 2011.   2 Before appropriation of retained earnings.   3 Under Swiss tax law, effective 1 January 2011, repayments of capital contribution reserves are no longer subject to withholding tax deduction. For further information refer to Notes to the Parent Bank financial statements, Changes in accounting policies, comparability and other adjustments, Capital contribution reserves.

Financial information
UBS AG (Parent Bank)

Statement of appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting (AGM) on 28 April 2011 approves the following appropriation:

CHF million

Other reserves	402

Profit / (loss) for the financial year 2010 as per the Parent Bank’s Income Statement	6,123

Total for appropriation	6,525

Appropriation to other reserves	2,000

Appropriation to general statutory reserves (retained earnings)	4,525

Total appropriation	6,525

Financial information

Notes to the Parent Bank financial statements

Accounting policies

The Parent Bank Financial Statements are prepared in accordance with Swiss Federal banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in “Note 1, Summary of Significant Accounting Policies.” Major differences between the Swiss Federal banking law requirements and International Financial Reporting Standards are described in Note 40 to the consolidated financial statements. The accounting policies applied for the statutory accounts of the Parent Bank are discussed below. The risk management of UBS AG is described in the context of the risk management for UBS Group. For the statutory required risk assessment refer to the “Risk and treasury management” section of this report. For a description of the business activities refer to the “UBS business divisions and Corporate Center” section of this report.

Treasury shares

Treasury shares are own equity instruments held by an entity. Under Swiss law, treasury shares are recognized in the balance sheet as trading balances or as Financial investments. Short positions in treasury shares are recognized in Due to banks. Treasury shares recognized as trading balances and short positions in treasury shares are measured at fair value with unrealized gains or losses from remeasurement to fair value included in the income statement. Treasury shares recognized as Financial investments are valued according to the principles of lower of cost or market value. Realized gains and losses on the sale or acquisition of treasury shares are recognized in the income statement.

A reserve for own shares held for other than trading purposes must be created in equity equal to the cost value of the treasury shares held through reclassification from Other reserves. Therefore the repurchases of treasury shares held for other than trading purposes is only allowed if sufficient Other reserves are available. The Reserve for own shares is not available for distribution to shareholders.

Foreign currency translation

Assets and liabilities of foreign branches are translated into CHF at the spot exchange rate at the balance sheet date. Income and expense items are translated at weighted average exchange rates for the period. Any exchange differences arising on the translation of each of these foreign branches are recognized in the income statement.1

The main currency translation rates used by the Parent Bank can be found in Note 39 to the consolidated financial statements.

Investments in associated companies

Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They include all directly held subsidiaries through which UBS AG conducts its banking business on a global basis. The investments are carried at cost less impairment. The carrying value is tested for impairment when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in associate is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or to a value above the net asset value if in the opinion of management forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Deferred taxes

Deferred tax assets are not recognized in the Parent Bank Financial Statements under Swiss Federal banking law. However, deferred tax liabilities may be recognized for taxable temporary differences. The change in the deferred tax liability balance is recognized in profit or loss.

Equity participation and other compensation plans

Equity participation plans

Under Swiss law, employee share awards are recognized as compensation expenses and accrued over the performance year, which is generally the period prior to the grant date. Employee option awards which do not contain voluntary termination non-compete provisions are recognized as compensation expenses on the grant date. If the award is performance based and contains substantive future service/vesting conditions, compensation expenses are recognized during the performance period. Employee option awards which contain voluntary termination non-compete provisions (i.e. good leaver clause) are recognized as compensation expenses over the performance year. Equity- and cash-settled

1 The description in the notes of our “foreign currency translation” accounting policy was changed to align it with our applied accounting practice. This foreign currency translation policy has been consistently applied for the two periods presented, and therefore, the change in description in the notes does not affect the financial statements of UBS AG (Parent Bank) for the years ended 31 December 2010 and 2009.

Financial information
UBS AG (Parent Bank)

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

Other compensation plans

Fixed and variable deferred cash compensation is recognized as compensation expenses over the performance year. If the award is performance based and contains substantive future service / vesting conditions, compensation expenses are recognized during the performance period.

Changes in accounting policies, comparability and
other adjustments

Equity participation and other compensation plans

Employee share option awards, which UBS intends to settle using treasury shares, are classified as liabilities and are re-measured to fair value at each balance sheet date. As of 1 January 2010, UBS simplified its approach to determine the fair value of such employee share option awards (see details in Note 31 to the consolidated financial statements). UBS compared the values generated by the new model to those of the original model and concluded that fair values obtained from the new valuation model are not materially different from the fair values obtained from the original model. A valuation difference of CHF 12 million was recognized as an expense in trading income. Employee share option awards that are settled by issuing new shares out of conditional capital are not affected by this model change as no compensation expense and no liability is recognized.

Own bonds held for trading and market making activities

In 2010, UBS changed its accounting policy for owns bonds held. Own bonds held for trading and market making purposes are no longer treated as extinguishment of debt, but are rather classified as trading assets. Gains and losses from trading and market making activities are reported in trading income.

Financial liabilities designated at fair value

In December 2010, FINMA issued a “Frequently Asked Questions” document that amends FINMA circular 08/2 to allow designation of issued structured products that meet certain conditions as at fair value through profit or loss. Changes in fair value attributable to a change in own credit are not recognized. Issued structured products are hybrid instruments that consist of a debt host contract and a bifurcatable embedded derivative(s). UBS adopted this amendment to FINMA circular 08/2 for year-end 2010. Issued structured products designated at fair value are presented on the face of the balance sheet in the line Financial liabilities designated at fair value. The difference between fair value and amortized cost upon transition is recorded in trading income and resulted in a trading loss of approximately CHF 988 million.

Capital contribution reserves

Under Swiss tax law, effective 1 January 2011, repayments of capital contribution reserves established since 1997 are no longer subject to withholding tax deduction. The presentation of the balance sheet has been changed to present the components of the General statutory reserve, Reserve for own shares and Other reserves accounts within shareholders’ equity. Amounts in these reserve accounts originate either from share premiums paid in connection with the issue of new shares or profits or losses transferred to any of these reserve accounts (retained earnings). This more detailed presentation has been made to establish the amount of capital contribution reserves that UBS may be able to repay to shareholders without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. Such amount is subject to approval from the Swiss Tax Authorities. The comparative prior year period conforms to the current year presentation.
In an additional column, the balance sheet as of 31 December 2010 is presented taking into account the proposed appropriation of the available profit to reserves.

Financial information

Additional income statement information

Net trading income

	For the year ended		% change from
CHF million	31.12.10	31.12.09	31.12.09

Investment Bank equities	1,890	3,005	(37)

Investment Bank fixed income, currencies and commodities	2,326	(4,496)

Other business divisions	2,285	1,014	125

Total	6,501	(476)

Extraordinary income and expenses

Extraordinary income 2010 was mainly comprised of the following items: merger gains and gains from sale of subsidiaries and associated companies of CHF 601 million; reversal of write-downs of investments in associated companies of CHF 2,337 million (2009: CHF 265 million), mainly in the United States; a number of prior period related valuation corrections aggregating CHF 741 million related to (i) share-based compensation plans, (ii) financial instruments which, unlike under IFRS, cannot be accounted for at fair value through profit or loss according to FINMA circular 08/2, (iii) financial investments carried at lower of cost or market value, and (iv) miscellaneous other valuation adjustments; and a release of other liabilities of CHF 227 million.

Extraordinary expenses in 2010 included losses from the sale of subsidiaries and associated companies of CHF 18 million (2009: CHF 48 million) and prior year related valuation corrections of CHF 160 million.

Financial information
UBS AG (Parent Bank)

Additional balance sheet information

Assets pledged or assigned as security for own obligations and assets subject to reservation of title

	31.12.10		31.12.09		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market papers[1]	31,575	7,876	42,898	1,368	(26)	476

Mortgage loans[2]	27,119	15,706	21,741	12,321	25	27

Securities[1]	60,989	26,308	47,289	31,862	29	(17)

Other	5,790	0	8,578	0	(33)

Total	125,473	49,890	120,506	45,551	4	10

1 Includes positions pledged to central banks for credit facilities which are committed but undrawn.   2 Includes mortgage loans transferred for security purposes in preparation of existing and upcoming covered bond issuances.

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions, in connection with derivative transactions, as security deposits for stock exchanges and clearinghouse memberships or transferred for security purposes in connection with the issuance of covered bonds.

Allowances and provisions

		Provisions applied	Recoveries,
		in accordance	doubtful interest,
	Balance at	with their	currency translation	Provisions released	New provisions	Balance at
CHF million	31.12.09	specified purpose	differences	to income	charged to income	31.12.10

Default risks (credit and country risk)	1,256	(383)	90	(378)	380	964

Litigation risks	810	(764)	(29)	(37)	170	151

Operational risks	42	(20)	(6)	(7)	16	25

Retirement benefit plans	96	(30)	(13)		37	90

Restructuring provisions	214	(112)	(13)	(32)	21	80

Deferred taxes	9		59	(64)		4

Other	1,024	(75)	(28)	(74)	137	982

Total allowances and provisions	3,451	(1,384)	60	(592)	761	2,296

Allowances deducted from assets	1,174					872

Total provisions as per balance sheet	2,277					1,424

Financial information

Statement of shareholders’ equity

						Total shareholders'
	Share	General statutory	Reserves for	Other	Profit / (loss)	equity (before
CHF million	capital	reserves	own shares	reserves	for the period	distribution of profit)

As of 31.12.08 and 1.1.09	293	40,910	2,877	22,115	(36,489)	29,706

Capital increase	30	3,783				3,813

Capital increase related to mandatory convertible notes (MCNs)	33	58				91

Profit / (loss) allocation		(14,374)		(22,115)	36,489	0

Prior year dividend						0

Profit / (loss) for the period					(5,041)	(5,041)

Changes in reserves for own shares			(2,042)	2,042		0

As of 31.12.09 and 1.1.10	356	30,377	835	2,042	(5,041)	28,569

Capital increase		1				1

Capital increase related to mandatory convertible notes (MCNs)	27					27

Profit / (loss) allocation		(2,999)		(2,042)	5,041	0

Prior year dividend						0

Profit / (loss) for the period					6,123	6,123

Changes in reserves for own shares			(402)	402		0

As of 31.12.10	383	27,379	432	402	6,123	34,719

Share capital and significant shareholders

	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As of 31.12.10

Issued and paid up	3,830,840,513	383,084,051	3,830,840,513	383,084,051

Conditional share capital	629,920,712	62,992,071

As of 31.12.09

Issued and paid up	3,558,112,753	355,811,275	3,558,112,753	355,811,275

Conditional share capital	527,773,646	52,777,365

Shares issued

On 5 March 2010, the mandatory convertible notes (MCNs) with a notional value of CHF 13 billion issued in March 2008 to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East were converted into UBS shares. The notes were converted at a price of CHF 47.68 per share. As a result, UBS issued 272,651,005 new shares with a nominal value of CHF 0.10 each from existing conditional capital. The MCNs were treated as equity instruments and recognized in Share premium.

Conditional share capital

On 31 December 2010, 149,920,712 shares were available for issue to fund UBS’s employee share option programs. In addition, conditional capital of up to 100,000,000 shares was available in connection with the Swiss National Bank (SNB) transaction. Furthermore, on 14 April 2010 the annual general meeting of UBS AG approved the creation of conditional capital up to a maximum amount of 380,000,000 shares for conversion rights / warrants granted in connection with the issuance of bonds or similar financial instruments.

Significant shareholders

According to disclosure notifications filed with UBS AG and the SIX Swiss Exchange, on 8 June 2010, The Capital Group Companies, Inc., Los Angeles, disclosed a holding of 4.90% of the total share capital of UBS AG. On 12 March 2010, the Government of Singapore, Singapore, as beneficial owner, disclosed under the Swiss Stock Exchange Act, a holding by the Government of Singapore Investment Corp. of 6.45% of the total share capital of UBS AG. On 17 December 2009, BlackRock Inc., New York, disclosed according to the Swiss Stock Exchange Act, a holding of 3.45% of the total share capital of UBS AG (3.21% of the total share capital as of 11 March 2010).

According to UBS’s share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table below, were registered with 3% or more of the total share capital as of 31 December 2010.

Financial information
UBS AG (Parent Bank)

Shareholders registered in the UBS shares register with 3% or more of shares issued

	31.12.10			31.12.09
		Total			Total
		nominal			nominal
		value CHF			value CHF
	Quantity	million	Share %	Quantity	million	Share %

Chase Nominees Ltd, London	409,822,353	41	10.70	413,857,854	41	11.63

DTC (Cede & Co.), New York[1]	280,355,684	28	7.32	299,489,003	30	8.42

Government of Singapore Investment Corp., Singapore	245,481,682	25	6.41			less than 3

Nortrust Nominees Ltd, London	145,038,407	15	3.79	109,365,321	11	3.07

1 DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

è	Refer to the “Corporate governance and compensation” section of this report for more information on significant shareholders’ and shareholders participation rights

Other assets

CHF million	31.12.10	31.12.09

Settlement and clearing accounts	499	592

VAT and other tax receivables	203	128

Prepaid pension costs	2,839	2,664

Other receivables	2,832	3,120

Total other assets	6,373	6,504

Other liabilities

CHF million	31.12.10	31.12.09

VAT and other tax payables	444	484

Settlement and clearing accounts	581	883

Deferral position for hedging instruments	1,443	782

Other payables	2,250	4,493

Total other liabilities	4,717	6,641

Financial information

Off-balance-sheet and other information

Commitments and contingent liabilities

			% change from
CHF million	31.12.10	31.12.09	31.12.09

Contingent liabilities	102,820	119,030	(14)

Irrevocable commitments	106,304	113,027	(6)

Irrevocable securities delivery obligations related to forward starting repos and securities lending transactions	27,215	18,623	46

Liabilities for calls on shares and other equities	168	151	11

Documentary credits	4,278	2,083	105

Contingent liabilities include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries. In instances where the indemnity amount issued by the Parent Bank is not defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above. This policy has been applied since 2010. The prior year amounts have been adjusted to conform to the current year’s presentation.

Irrevocable commitments and securities delivery obligations:

From 2010 onwards, collateralized forward starting transactions are presented in this table; the comparative period has been adjusted accordingly. Irrevocable commitments include cash payment obligations from forward starting reverse repos and securities borrowing transactions. Irrevocable securities delivery obligations related to forward starting repos and securities lending transactions are presented on a separate line.

UBS AG is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group.

Derivative instruments1

	31.12.10			31.12.09
			Notional			Notional
			amount			amount
CHF million	PRV[2]	NRV[3]	CHF billion	PRV[2]	NRV[3]	CHF billion[4]

Interest rate contracts	176,918	166,919	32,963	187,506	174,632	34,726

Credit derivative contracts	57,812	50,578	2,345	80,008	70,586	2,525

Foreign exchange contracts	113,514	122,843	6,561	97,925	101,800	6,051

Precious metal contracts	3,784	3,755	71	3,442	3,378	78

Equity / Index contracts	16,281	19,455	483	17,314	21,353	451

Commodities contracts, excluding precious metals contracts	894	927	41	761	697	31

Total derivative instruments	369,203	364,477	42,463	386,956	372,447	43,862

Replacement value netting	303,754	303,754		317,979	317,979

Replacement values after netting	65,449	60,723		68,977	54,468

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from this table.   2 PRV: Positive replacement value.   3 NRV: Negative replacement value.   4 Notional values as of 31 December 2009 for Interest rate, Foreign exchange, Equity/index and Commodities contracts have been corrected.

Fiduciary transactions

			% change from
CHF million	31.12.10	31.12.09	31.12.09

Deposits:

with third-party banks	11,529	17,088	(33)

with subsidiaries	1,740	1,810	(4)

Total	13,269	18,898	(30)

Financial information
UBS AG (Parent Bank)

Due to UBS pension plans

	For the year ended		% change from
CHF million	31.12.10	31.12.09	31.12.09

Obligations due to UBS pension plans[1]	682	543	26

1 From 2010 onwards, derivative financial instruments are included; the comparative period has been adjusted.

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

Dispensations in statutory financial statements

As UBS Group prepares consolidated financial statements in accordance with IFRS, UBS AG (Parent Bank) is exempted from various disclosures in the statutory financial statements. Refer to the IFRS “Consolidated financial statements” in the “Financial Information” section of this report for more information.

Personnel

The Parent Bank employed 36,381 personnel on 31 December 2010 compared with 36,182 personnel on 31 December 2009.

Financial information

Corporate governance and compensation report

Total compensation for all GEB members

			Variable cash
CHF, except where indicated[a]			compensation under CBP
										Contribu-
										tions to
					Annual		Annual	Annual		retirement
	For the year		Immediate	Deferred	bonus		bonus under	bonus	Benefits in	benefits
Name, function	ended	Base salary	cash[b]	cash[b,3]	under PEP[c]		SEEOP[d]	under IPP[c]	kind[e]	plans[f]	Total

Oswald J. Grübel, Group CEO	2010	3,000,000	0	0	0		0	–	25,600	0	3,025,600

Carsten Kengeter, CEO Investment Bank (highest-paid)	2010	874,626	1,002,496	2,339,158	1,670,827		3,341,654	–	92,547	0	9,321,308

Carsten Kengeter, CEO Investment Bank (highest-paid)	2009	669,092	3,002,082	2,001,388	6,155,869		–	1,349,336	0	12,545	13,190,312

Aggregate of all GEB members who were in office on 31 December 2010[1]	2010	14,705,894	15,588,145	14,451,756	15,019,951		30,039,901	–	381,851	843,402	91,030,900

Aggregate of all GEB members who were in office on 31 December 2009[1]	2009	12,000,055	15,440,827	10,293,884	13,453,424	[4]	–	15,696,333	270,971	1,551,068	68,706,566

Aggregate of all GEB members who stepped down during 2010[2]	2010	755,950	1,380,000	920,000	0		0	–	78,817	118,334	3,253,101

Aggregate of all GEB members who stepped down during 2009[2]	2009	2,447,544	23,065,858	15,377,239	0		–	0	215,151	171,122	41,276,914

1 Number and distribution of GEB members: 13 GEB members in office on 31 December 2010 and on 31 December 2009 respectively.   2 Number and distribution of former GEB members for 2010 includes Francesco Morra (three months in office, including a notice period of six months); and 2009 includes Marcel Rohner (two months in office), Walter H. Stürzinger and Raoul Weil (three months in office), Jerker Johansson (four months in office), Rory Tapner (six months in office) and Marten Hoekstra (10 months in office).   3 In 2010, for John Cryan, Carsten Kengeter and Alexander Wilmot-Sitwell, deferred cash includes blocked shares.   4 Included in the share awards are SEEOP awards at a fair value of GBP 4,655,950 and EOP awards at a fair value of GBP 1,594,250.

Explanation of the tables outlining compensation details for GEB members and non-independent BoD members
a.	Local currencies are converted into CHF using the exchange rates as detailed in Note 39 “Currency translation rates” in the “Financial information” section of this report.

b.	Of the cash award, 60% is paid out immediately (representing 24% of a GEB member’s total annual bonus). The balance is paid out in equal installments of 20%, each over the subsequent two years, and is subject to forfeiture.

c.	Value of each performance share at grant: CHF 18.70 for PEP awards granted in 2011 relating to the performance year 2010; CHF 16.30 for PEP awards granted in 2010 relating to the performance year 2009; and CHF 22.20 for IPP awards granted in 2010 relating to the performance year 2009. These values are based on valuations for accounting purposes which take into account the performance conditions and the range of possible outcomes for these conditions.

d.	SEEOP is a pre-existing compensation plan that has been updated and re-introduced. SEEOP awards vest in equal installments over five years and are subject to forfeiture. The grant date accounting value per share granted under SEEOP in 2011 relating to the performance year 2010 at grant is CHF 18.43 or USD 19.94 (actual shares) and CHF 18.30 or USD 19.80 (notional shares).

e.	Benefits in kind are all valued at market price, for example, health and welfare benefits and general expense allowances.

f.	Swiss executives participate in the same pension plan as all other employees. Under this plan, UBS makes contributions to the plan, which covers compensation of up to CHF 820,800. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV), but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components.

In both the US and the UK, senior management participates in the same pension plans as all other employees. In the US, there are separate pension plans for Wealth Management Americas compared with the other business divisions. There are generally two different types of pension plans. The grandfathered plans, which are no longer open to new hires, operate (depending on the abovementioned distinction by business division) either on a cash balance basis or a career average salary basis. Participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). The principal plans for new hires are defined contribution plans. In the defined contribution plans, UBS makes contributions to the plan based on compensation and limited to USD 245,000. US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a limited company matching contribution for employee contributions. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension upon retirement based on career average base salary (individual caps introduced as of 1 July 2010).

Financial information
UBS AG (Parent Bank)

Share and option ownership of GEB members on 31 December 2009 / 2010

		Number of			Potentially		Potentially
	For the	unvested	Number of	Total number of	conferred voting	Number of	conferred voting
Name, function[1]	year ended	shares / at risk[2]	vested shares	shares	rights in %	options held[3]	rights in %[4]

Oswald J. Grübel, Group Chief Executive Officer	2010	0	0	0	0.000	4,000,000	0.181

	2009	–	–	0	0.000	4,000,000	0.217

John Cryan, Group Chief Financial Officer	2010	221,879	185,975	407,854	0.018	382,673	0.017

	2009	–	–	235,929	0.013	382,673	0.021

Markus U. Diethelm, Group General Counsel	2010	178,619	75,700	254,319	0.012	0	0.000

	2009	–	–	112,245	0.006	0	0.000

John A. Fraser,	2010	326,702	316,541	643,243	0.029	1,088,795	0.049

Chairman and CEO Global Asset Management	2009	–	–	480,464	0.026	1,088,795	0.059

Lukas Gähwiler, CEO UBS Switzerland and	2010	110,000	850	110,850	0.005	0	0.000

co-CEO Wealth Management & Swiss Bank	2009	–	–	–		–

Carsten Kengeter, CEO Investment Bank	2010	916,201	363,047	1,279,248	0.058	905,000	0.041

	2009	–	–	516,909	0.028	905,000	0.049

Ulrich Körner, Group Chief Operating Officer	2010	177,592	95,597	273,189	0.012	0	0.000

and CEO Corporate Center	2009	–	–	0	0.000	0	0.000

Philip J. Lofts, Group Chief Risk Officer	2010	200,009	144,603	344,612	0.016	577,723	0.026

	2009	–	–	179,234	0.010	577,723	0.031

Robert J. McCann, CEO Wealth Management	2010	138,598	540,866	679,464	0.031	0	0.000

Americas	2009	–	–	602,481	0.033	0	0.000

Francesco Morra, former CEO	2010	–	–	–		–

UBS Switzerland[5]	2009	–	–	153,860	0.008	325,086	0.018

Alexander Wilmot-Sitwell, co-Chairman and	2010	274,739	213,613	488,352	0.022	353,807	0.016

co-CEO Group Asia Pacific	2009	–	–	286,767	0.016	353,807	0.019

Robert Wolf, Chairman and CEO, UBS Group	2010	242,805	635,382	878,187	0.040	948,473	0.043

Americas/President Investment Bank	2009	–	–	785,631	0.043	948,473	0.051

Chi-Won Yoon, co-Chairman and	2010	184,858	318,332	503,190	0.023	623,253	0.028

co-CEO Group Asia Pacific	2009	–	–	367,573	0.020	623,253	0.034

Jürg Zeltner, CEO UBS Wealth Management	2010	113,609	9,405	123,014	0.006	205,470	0.009

and co-CEO Wealth Management & Swiss Bank	2009	–	–	16,502	0.001	205,470	0.011

1 This table includes vested and unvested shares and options held by GEB members, including related parties.   2 Includes shares granted under PEP and IPP. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Deferred variable compensation plans” in the “Corporate governance and compensation” section of this report for more information on both plans.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.   4 No conversion rights are outstanding.   5 GEB member who stepped down during 2010.

Financial information

Compensation details and additional information for non-independent BoD members

CHF, except where indicated[a]
							Contributions
	For the		Annual bonus	Annual			to retirement
Name, function[1]	year ended	Base salary	(cash)	share award		Benefits in kind[e]	benefits plans[f]	Total

Kaspar Villiger, Chairman	2010	850,000	0	500,000	[2]	141,308	0	1,491,308

	2009	602,083	0	0		74,488	0	676,571

Peter Kurer, former Chairman	2010	–	–	–		–	–	–

	2009	666,667	0	0		37,561	89,780	794,008

1 2010: Kaspar Villiger was the only non-independent member in office on 31 December 2010 and 31 December 2009, respectively. Peter Kurer did not stand for reelection at the AGM on 15 April 2009.   2 These shares are blocked for four years.

Remuneration details and additional information for independent BoD members

CHF, except where indicated[a]
		Human				For the
		Resources	Governance &	Corporate		period							Share
	Audit	& Compensation	Nominating	Responsibility	Risk	AGM to		Committee	Benefits	Additional			percen-	Number of
Name, function[1]	Committee	Committee	Committee	Committee	Committee	AGM	Base fee	retainer(s)	in kind	payments		Total	tage[2]	shares[3,4]

Michel Demaré,	M		M			2010/2011	325,000	300,000		250,000	[5]	875,000	100	52,631

Vice Chairman	M					2009/2010	325,000	200,000	0	0		525,000	50	21,203

David Sidwell,					C	2010/2011	325,000	400,000		250,000	[5]	975,000	50	30,893

Senior Independent Director					C	2009/2010	325,000	400,000	0	0		725,000	50	29,281

Sally Bott,		C	M	M		2010/2011	325,000	450,000				775,000	50	24,556

member		C		M		2009/2010	325,000	350,000	0	0		675,000	50	27,261

Rainer-Marc Frey,	M				M	2010/2011	325,000	400,000				725,000	100	43,583

member					M	2009/2010	325,000	200,000	0	0		525,000	100	40,301

Bruno Gehrig,		M	M			2010/2011	325,000	200,000				525,000	50	16,634

member		M	M			2009/2010	325,000	200,000	0	0		525,000	50	21,203

Ann F. Godbehere,	M			M		2010/2011	325,000	250,000				575,000	50	18,219

member	M			M		2009/2010	325,000	250,000				575,000	50	23,222

Axel P. Lehmann,					M	2010/2011	325,000	200,000				525,000	100	31,519

member					M	2009/2010	325,000	200,000	0	0		525,000	100	40,301

Sergio Marchionne,						2010/2011						–

former Senior Independent Director,
former Vice Chairman			M			2009/2010	325,000	100,000	0	250,000	[5]	675,000	100	51,845

Wolfgang Mayrhuber,		M		M		2010/2011	325,000	150,000				475,000	50	15,050

member						2009/2010						–

Helmut Panke,		M			M	2010/2011	325,000	300,000				625,000	50	19,803

member		M			M	2009/2010	325,000	300,000	0	0		625,000	50	25,242

William G. Parrett,	C					2010/2011	325,000	300,000				625,000	50	19,803

member	C					2009/2010	325,000	300,000	0	0		625,000	50	25,242

Peter R. Voser,						2010/2011						–

former member			M			2009/2010	325,000	100,000	0	0		425,000	50	17,164

Total 2010												6,700,000

Total 2009												6,425,000

Legend: C = Chairperson of the respective Committee; M = Member of the respective Committee
1 There were 10 independent BoD members in office on 31 December 2010. Wolfgang Mayrhuber was appointed at the AGM on 14 April 2010 and Sergio Marchionne and Peter Voser stepped down from the BoD at the AGM on 14 April 2010. There were 11 independent BoD members in office on 31 December 2009. Michel Demaré, Ann F. Godbehere and Axel P. Lehmann were appointed at the AGM on 15 April 2009 and Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle stepped down from the BoD at the AGM on 15 April 2009.   2 Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.   3 For 2010, shares valued at CHF 18.56 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2011), included a price discount of 15%, for a new value of discount price CHF 15.78. These shares are blocked for four years. For 2009, shares valued at CHF 14.57 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2010), included a price discount of 15%, for a new value of discount price CHF 12.38. These shares are blocked for four years.   4 Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution/withholding tax.   5 This payment is associated with the Vice Chairman or the SID function, respectively.

Financial information
UBS AG (Parent Bank)

Total payments to all BoD members

CHF, except where indicated[a]	For the year ended	Total

Aggregate of all BoD members	2010	8,191,310

	2009	7,895,579

Share holdings of BoD members on 31 December 2009 / 2010

Name, function[1]	For the year ended	Number of shares held	Voting rights in %

Kaspar Villiger, Chairman	2010	22,500	0.001

	2009	22,500	0.001

Michel Demaré, Vice Chairman	2010	23,703	0.001

	2009	2,500	0.000

David Sidwell, Senior Independent Director	2010	69,354	0.003

	2009	40,073	0.002

Sally Bott, member	2010	39,542	0.002

	2009	12,281	0.001

Rainer-Marc Frey, member	2010	56,459	0.003

	2009	16,158	0.001

Bruno Gehrig, member	2010	37,775	0.002

	2009	16,572	0.001

Ann F. Godbehere, member	2010	23,222	0.001

	2009	0	0.000

Axel P. Lehmann, member	2010	58,452	0.003

	2009	18,151	0.001

Sergio Marchionne,	2010	–

former Senior Independent Director, former Vice Chairman[2]	2009	164,154	0,009

Wolfgang Mayrhuber, member	2010	0	0.000

	2009	–

Helmut Panke, member	2010	89,529	0.004

	2009	64,287	0.003

William G. Parrett, member	2010	42,815	0.002

	2009	17,573	0.001

Peter R. Voser, former member[2]	2010	–

	2009	68,310	0.004

1 This table includes vested, unvested, blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2009 and 2010.   2 BoD members who stepped down at the 2010 AGM.

Financial information

Compensation paid to former BoD and GEB members1

CHF, except where indicated[a]
	For the
Name, function	year ended	Compensation	Benefits in kind	Total

Georges Blum, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	92,399	92,399

Franz Galliker, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	10,659	10,659

Walter G. Frehner, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	25,371	25,371

Hans (Liliane) Strasser, former BoD member	2010	0	0	0

(Swiss Bank Corporation)	2009	0	9,758	9,758

Robert Studer, former BoD member	2010	0	0	0

(Union Bank of Switzerland)	2009	0	18,751	18,751

Alberto Togni, former BoD member	2010	0	20,493	20,493

(UBS)	2009	320,136	355,983	676,119

Philippe (Alix) de Weck, former BoD member	2010	0	0	0

(Union Bank of Switzerland)	2009	0	93,135	93,135

Aggregate of all former GEB members[2]	2010	0	57,229	57,229

	2009	0	18,293	18,293

Aggregate of all former BoD and GEB members	2010	0	77,722	77,722

	2009	320,136	624,349	944,485

1 Compensation or remuneration that is connected with the former member’s activity on the BoD or GEB, that is not at market conditions.   2 Includes one former GEB member in 2010 and one former GEB member in 2009.

Financial information
UBS AG (Parent Bank)

Vested and unvested options held by GEB members on 31 December 2009 / 20101

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Oswald J. Grübel, Group Chief Executive Officer

2010	4,000,000	4,000,000	2009	26/02/2009	25/02/2014	CHF 10.10

2009	4,000,000	4,000,000	2009	26/02/2009	25/02/2014	CHF 10.10

John Cryan, Group Chief Financial Officer

2010	382,673	21,362	2002	31/01/2003	31/01/2012	CHF 36.49

		20,731	2002	31/01/2004	31/01/2012	CHF 36.49

		20,725	2002	31/01/2005	31/01/2012	CHF 36.49

		5,454	2002	28/02/2003	28/02/2012	CHF 36.65

		5,294	2002	28/02/2004	28/02/2012	CHF 36.65

		5,292	2002	28/02/2005	28/02/2012	CHF 36.65

		23,626	2003	01/03/2004	31/01/2013	CHF 27.81

		23,620	2003	01/03/2005	31/01/2013	CHF 27.81

		23,612	2003	01/03/2006	31/01/2013	CHF 27.81

		5,526	2003	01/03/2004	28/02/2013	CHF 26.39

		5,524	2003	01/03/2005	28/02/2013	CHF 26.39

		5,524	2003	01/03/2006	28/02/2013	CHF 26.39

		17,072	2004	01/03/2005	27/02/2014	CHF 44.32
		17,068	2004	01/03/2006	27/02/2014	CHF 44.32

		17,063	2004	01/03/2007	27/02/2014	CHF 44.32

		14,210	2005	01/03/2006	28/02/2015	CHF 47.58

		14,210	2005	01/03/2007	28/02/2015	CHF 47.58

		14,207	2005	01/03/2008	28/02/2015	CHF 47.58

		5,330	2006	01/03/2007	28/02/2016	CHF 65.97

		5,328	2006	01/03/2008	28/02/2016	CHF 65.97

		5,326	2006	01/03/2009	28/02/2016	CHF 65.97

		17,762	2007	01/03/2008	28/02/2017	CHF 67.00

		17,762	2007	01/03/2009	28/02/2017	CHF 67.00

		17,760	2007	01/03/2010	28/02/2017	CHF 67.00

		53 285	2008	01/03/2011	28/02/2018	CHF 32.45

2009	382,673	21,362	2002	31/01/2003	31/01/2012	CHF 36.49

		20,731	2002	31/01/2004	31/01/2012	CHF 36.49

		20,725	2002	31/01/2005	31/01/2012	CHF 36.49

		5,454	2002	28/02/2003	28/02/2012	CHF 36.65

		5,294	2002	28/02/2004	28/02/2012	CHF 36.65

		5,292	2002	28/02/2005	28/02/2012	CHF 36.65

		23,626	2003	01/03/2004	31/01/2013	CHF 27.81

		23,620	2003	01/03/2005	31/01/2013	CHF 27.81

		23,612	2003	01/03/2006	31/01/2013	CHF 27.81

		5,526	2003	01/03/2004	28/02/2013	CHF 26.39

		5,524	2003	01/03/2005	28/02/2013	CHF 26.39

		5,524	2003	01/03/2006	28/02/2013	CHF 26.39

		17,072	2004	01/03/2005	27/02/2014	CHF 44.32

		17,068	2004	01/03/2006	27/02/2014	CHF 44.32

		17,063	2004	01/03/2007	27/02/2014	CHF 44.32

		14,210	2005	01/03/2006	28/02/2015	CHF 47.58

		14,210	2005	01/03/2007	28/02/2015	CHF 47.58

		14,207	2005	01/03/2008	28/02/2015	CHF 47.58

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

John Cryan, Group Chief Financial Officer (continued)

2009	382,673	5,330	2006	01/03/2007	28/02/2016	CHF 65.97

		5,328	2006	01/03/2008	28/02/2016	CHF 65.97

		5,326	2006	01/03/2009	28/02/2016	CHF 65.97

		17,762	2007	01/03/2008	28/02/2017	CHF 67.00

		17,762	2007	01/03/2009	28/02/2017	CHF 67.00

		17,760	2007	01/03/2010	28/02/2017	CHF 67.00

		53,285	2008	01/03/2011	28/02/2018	CHF 32.45

Markus U. Diethelm, Group General Counsel

2010	0

2009	0

John A. Fraser, Chairman and CEO Global Asset Management

2010	1,088,795	76,380	2002	31/01/2005	31/01/2012	USD 21.24

		127,884	2002	28/06/2005	28/06/2012	CHF 37.90

		127,884	2003	31/01/2006	31/01/2013	USD 22.53

		170,512	2004	01/03/2007	27/02/2014	USD 38.13

		202,483	2005	01/03/2008	28/02/2015	USD 44.81

		213,140	2006	01/03/2009	28/02/2016	CHF 72.57

		170,512	2007	01/03/2010	28/02/2017	CHF 73.67

2009	1,088,795	76,380	2002	31/01/2005	31/01/2012	USD 21.24

		127,884	2002	28/06/2005	28/06/2012	CHF 37.90

		127,884	2003	31/01/2006	31/01/2013	USD 22.53

		170,512	2004	01/03/2007	27/02/2014	USD 38.13

		202,483	2005	01/03/2008	28/02/2015	USD 44.81

		213,140	2006	01/03/2009	28/02/2016	CHF 72.57

		170,512	2007	01/03/2010	28/02/2017	CHF 73.67

Lukas Gähwiler, CEO UBS Switzerland and
co-CEO Wealth Management & Swiss Bank

2010	0

2009	–

Carsten Kengeter, CEO Investment Bank

2010	905,000	905,000	2009	01/03/2012	27/12/2019	CHF 40.00

2009	905,000	905,000	2009	01/03/2012	27/12/2019	CHF 40.00

Ulrich Körner, Group Chief Operating Officer and CEO Corporate Center

2010	0

2009	0

Philip J. Lofts, Group Chief Risk Officer

2010	577,723	11,445	2002	31/01/2003	31/01/2012	CHF 36.49

		11,104	2002	31/01/2004	31/01/2012	CHF 36.49

		11,098	2002	31/01/2005	31/01/2012	CHF 36.49

		1,240	2002	28/02/2003	28/02/2012	CHF 36.65

		5,464	2002	28/02/2004	28/02/2012	CHF 36.65

		1,199	2002	28/02/2005	28/02/2012	CHF 36.65

1 This table includes options held by GEB members, including related parties.   2 No conversion rights are outstanding.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

Financial information

Vested and unvested options held by GEB members on 31 December 2009 / 20101 (continued)

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Philip J. Lofts, Group Chief Risk Officer (continued)

2010	577,723	9,985	2003	01/03/2004	31/01/2013	CHF 27.81

		9,980	2003	01/03/2005	31/01/2013	CHF 27.81

		9,974	2003	01/03/2006	31/01/2013	CHF 27.81

		1,833	2003	01/03/2004	28/02/2013	CHF 26.39

		1,830	2003	01/03/2005	28/02/2013	CHF 26.39

		1,830	2003	01/03/2006	28/02/2013	CHF 26.39

		35,524	2004	01/03/2005	27/02/2014	CHF 44.32

		35,524	2004	01/03/2006	27/02/2014	CHF 44.32

		35,521	2004	01/03/2007	27/02/2014	CHF 44.32

		117,090	2005	01/03/2008	28/02/2015	CHF 52.32

		117,227	2006	01/03/2009	28/02/2016	CHF 72.57

		85,256	2007	01/03/2010	28/02/2017	CHF 73.67

		74,599	2008	01/03/2011	28/02/2018	CHF 35.66

2009	577,723	11,445	2002	31/01/2003	31/01/2012	CHF 36.49

		11,104	2002	31/01/2004	31/01/2012	CHF 36.49

		11,098	2002	31/01/2005	31/01/2012	CHF 36.49

		1,240	2002	28/02/2003	28/02/2012	CHF 36.65

		5,464	2002	28/02/2004	28/02/2012	CHF 36.65

		1,199	2002	28/02/2005	28/02/2012	CHF 36.65

		9,985	2003	01/03/2004	31/01/2013	CHF 27.81

		9,980	2003	01/03/2005	31/01/2013	CHF 27.81

		9,974	2003	01/03/2006	31/01/2013	CHF 27.81

		1,833	2003	01/03/2004	28/02/2013	CHF 26.39

		1,830	2003	01/03/2005	28/02/2013	CHF 26.39

		1,830	2003	01/03/2006	28/02/2013	CHF 26.39

		35,524	2004	01/03/2005	27/02/2014	CHF 44.32

		35,524	2004	01/03/2006	27/02/2014	CHF 44.32

		35,521	2004	01/03/2007	27/02/2014	CHF 44.32

		117,090	2005	01/03/2008	28/02/2015	CHF 52.32

		117,227	2006	01/03/2009	28/02/2016	CHF 72.57

		85,256	2007	01/03/2010	28/02/2017	CHF 73.67

		74,599	2008	01/03/2011	28/02/2018	CHF 35.66

Robert J. McCann, CEO Wealth Management Americas

2010	0

2009	0

Francesco Morra, former CEO UBS Switzerland[4]

2010	–

2009	325,086	43,911	2006	01/03/2009	28/02/2016	CHF 72.57

		66,866	2007	01/03/2010	28/02/2017	CHF 73.67

		114,309	2008	01/03/2011	28/02/2018	CHF 35.66

		100,000	2009	01/03/2012	27/02/2019	CHF 11.35

Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific

2010	353,807	53,282	2005	01/03/2008	28/02/2015	CHF 47.58

		2,130	2005	04/03/2007	04/03/2015	CHF 47.89

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Alexander Wilmot-Sitwell, co-Chairman und co-CEO Group Asia Pacific (cont.)

2010	353,807	35,524	2006	01/03/2007	28/02/2016	CHF 65.97

		35,524	2006	01/03/2008	28/02/2016	CHF 65.97

		35,521	2006	01/03/2009	28/02/2016	CHF 65.97

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		85,256	2008	01/03/2011	28/02/2018	CHF 35.66

2009	353,807	53,282	2005	01/03/2008	28/02/2015	CHF 47.58

		2,130	2005	04/03/2007	04/03/2015	CHF 47.89

		35,524	2006	01/03/2007	28/02/2016	CHF 65.97

		35,524	2006	01/03/2008	28/02/2016	CHF 65.97

		35,521	2006	01/03/2009	28/02/2016	CHF 65.97

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		85,256	2008	01/03/2011	28/02/2018	CHF 35.66

Robert Wolf, Chairman and CEO, UBS Group Americas /
President Investment Bank

2010	948,473	287,739	2003	31/01/2006	31/01/2013	USD 22.53

		213,140	2004	01/03/2007	27/02/2014	USD 38.13

		127,884	2005	01/03/2008	28/02/2015	USD 44.81

		106,570	2006	01/03/2009	28/02/2016	CHF 72.57

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		106,570	2008	01/03/2011	28/02/2018	CHF 35.66

2009	948,473	287,739	2003	31/01/2006	31/01/2013	USD 22.53

		213,140	2004	01/03/2007	27/02/2014	USD 38.13

		127,884	2005	01/03/2008	28/02/2015	USD 44.81

		106,570	2006	01/03/2009	28/02/2016	CHF 72.57

		106,570	2007	01/03/2010	28/02/2017	CHF 73.67

		106,570	2008	01/03/2011	28/02/2018	CHF 35.66

Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific

2010	623,253	11,577	2002	31/01/2002	31/01/2012	USD 21.24

		11,229	2002	31/01/2004	31/01/2012	USD 21.24

		11,227	2002	31/01/2005	31/01/2012	USD 21.24

		2,252	2002	28/02/2002	28/02/2012	USD 21.70

		6,446	2002	29/02/2004	28/02/2012	USD 21.70

		2,184	2002	28/02/2005	28/02/2012	USD 21.70

		8,648	2003	01/03/2004	31/01/2013	USD 20.49

		8,642	2003	01/03/2005	31/01/2013	USD 20.49

		8,635	2003	01/03/2006	31/01/2013	USD 20.49

		4,262	2003	28/02/2005	28/02/2013	USD 19.53

		3,374	2003	01/03/2004	28/02/2013	USD 19.53

		3,371	2003	01/03/2005	28/02/2013	USD 19.53

		3,371	2003	01/03/2006	28/02/2013	USD 19.53

		6,200	2004	01/03/2005	27/02/2014	CHF 44.32

		4,262	2004	27/02/2006	27/02/2014	CHF 44.32

		6,198	2004	01/03/2006	27/02/2014	CHF 44.32

		6,195	2004	01/03/2007	27/02/2014	CHF 44.32

		10,659	2005	01/03/2006	28/02/2015	CHF 47.58

1 This table includes options held by GEB members, including related parties.   2 No conversion rights are outstanding.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.   4 GEB member who stepped down during 2010.

Financial information
UBS AG (Parent Bank)

Vested and unvested options held by GEB members on 31 December 2009 / 20101 (continued)

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Chi-Won Yoon, co-Chairman und co-CEO Group Asia Pacific (continued)

2010	623,253	10,657	2005	01/03/2007	28/02/2015	CHF 47.58

		10,654	2005	01/03/2008	28/02/2015	CHF 47.58

		21,316	2006	01/03/2007	28/02/2016	CHF 65.97

		21,314	2006	01/03/2008	28/02/2016	CHF 65.97

		21,311	2006	01/03/2009	28/02/2016	CHF 65.97

		8,881	2007	01/03/2008	28/02/2017	CHF 67.00

		8,880	2007	01/03/2009	28/02/2017	CHF 67.00

		8,880	2007	01/03/2010	28/02/2017	CHF 67.00

		42,628	2008	01/03/2011	28/02/2018	CHF 32.45

		350,000	2009	01/03/2012	27/02/2019	CHF 11.35

2009	623,253	11,577	2002	31/01/2002	31/01/2012	USD 21.24

		11,229	2002	31/01/2004	31/01/2012	USD 21.24

		11,227	2002	31/01/2005	31/01/2012	USD 21.24

		2,252	2002	28/02/2002	28/02/2012	USD 21.70

		6,446	2002	29/02/2004	28/02/2012	USD 21.70

		2,184	2002	28/02/2005	28/02/2012	USD 21.70

		8,648	2003	01/03/2004	31/01/2013	USD 20.49

		8,642	2003	01/03/2005	31/01/2013	USD 20.49

		8,635	2003	01/03/2006	31/01/2013	USD 20.49

		4,262	2003	28/02/2005	28/02/2013	USD 19.53

		3,374	2003	01/03/2004	28/02/2013	USD 19.53

		3,371	2003	01/03/2005	28/02/2013	USD 19.53

		3,371	2003	01/03/2006	28/02/2013	USD 19.53

		6,200	2004	01/03/2005	27/02/2014	CHF 44.32

		4,262	2004	27/02/2006	27/02/2014	CHF 44.32

		6,198	2004	01/03/2006	27/02/2014	CHF 44.32

		6,195	2004	01/03/2007	27/02/2014	CHF 44.32

		10,659	2005	01/03/2006	28/02/2015	CHF 47.58

		10,657	2005	01/03/2007	28/02/2015	CHF 47.58

		10,654	2005	01/03/2008	28/02/2015	CHF 47.58

		21,316	2006	01/03/2007	28/02/2016	CHF 65.97

		21,314	2006	01/03/2008	28/02/2016	CHF 65.97

		21,311	2006	01/03/2009	28/02/2016	CHF 65.97

		8,881	2007	01/03/2008	28/02/2017	CHF 67.00

		8,880	2007	01/03/2009	28/02/2017	CHF 67.00

		8,880	2007	01/03/2010	28/02/2017	CHF 67.00

		42,628	2008	01/03/2011	28/02/2018	CHF 32.45

		350,000	2009	01/03/2012	27/02/2019	CHF 11.35

Jürg Zeltner, CEO UBS Wealth Management and
co-CEO Wealth Management & Swiss Bank

2010	205,470	809	2002	31/01/2003	31/01/2012	CHF 36.49

		784	2002	31/01/2004	31/01/2012	CHF 36.49

		784	2002	31/01/2005	31/01/2012	CHF 36.49

		4,972	2004	01/03/2007	27/02/2014	CHF 44.32

	Total
For the	number of	Number of	Year of	Vesting	Expiry	Strike
year ended	options held[2]	options[3]	grant	date	date	price

Jürg Zeltner, CEO UBS Wealth Management and
co-CEO Wealth Management & Swiss Bank (continued)

2010	205,470	7,106	2005	01/03/2006	28/02/2015	CHF 47.58

		7,103	2005	01/03/2007	28/02/2015	CHF 47.58

		7,103	2005	01/03/2008	28/02/2015	CHF 47.58

		93	2005	04/03/2007	04/03/2015	CHF 47.89

		161	2005	06/06/2007	06/06/2015	CHF 45.97

		149	2005	09/09/2007	09/09/2015	CHF 50.47

		127	2005	05/12/2007	05/12/2015	CHF 59.03

		7,106	2006	01/03/2007	28/02/2016	CHF 65.97

		7,103	2006	01/03/2008	28/02/2016	CHF 65.97

		7,103	2006	01/03/2009	28/02/2016	CHF 65.97

		110	2006	03/03/2008	03/03/2016	CHF 65.91

		242	2006	09/06/2008	09/06/2016	CHF 61.84

		230	2006	08/09/2008	08/09/2016	CHF 65.76

		221	2006	08/12/2008	08/12/2016	CHF 67.63

		7,105	2007	01/03/2008	28/02/2017	CHF 67.00

		7,105	2007	01/03/2009	28/02/2017	CHF 67.00

		7,103	2007	01/03/2010	28/02/2017	CHF 67.00

		223	2007	02/03/2009	02/03/2017	CHF 67.08

		42,628	2008	01/03/2011	28/02/2018	CHF 35.66

		90,000	2009	01/03/2012	27/02/2019	CHF 11.35

2009	205,470	809	2002	31/01/2003	31/01/2012	CHF 36.49

		784	2002	31/01/2004	31/01/2012	CHF 36.49

		784	2002	31/01/2005	31/01/2012	CHF 36.49

		4,972	2004	01/03/2007	27/02/2014	CHF 44.32

		7,106	2005	01/03/2006	28/02/2015	CHF 47.58

		7,103	2005	01/03/2007	28/02/2015	CHF 47.58

		7,103	2005	01/03/2008	28/02/2015	CHF 47.58

		93	2005	04/03/2007	04/03/2015	CHF 47.89

		161	2005	06/06/2007	06/06/2015	CHF 45.97

		149	2005	09/09/2007	09/09/2015	CHF 50.47

		127	2005	05/12/2007	05/12/2015	CHF 59.03

		7,106	2006	01/03/2007	28/02/2016	CHF 65.97

		7,103	2006	01/03/2008	28/02/2016	CHF 65.97

		7,103	2006	01/03/2009	28/02/2016	CHF 65.97

		110	2006	03/03/2008	03/03/2016	CHF 65.91

		242	2006	09/06/2008	09/06/2016	CHF 61.84

		230	2006	08/09/2008	08/09/2016	CHF 65.76

		221	2006	08/12/2008	08/12/2016	CHF 67.63

		7,105	2007	01/03/2008	28/02/2017	CHF 67.00

		7,105	2007	01/03/2009	28/02/2017	CHF 67.00

		7,103	2007	01/03/2010	28/02/2017	CHF 67.00

		223	2007	02/03/2009	02/03/2017	CHF 67.08

		42,628	2008	01/03/2011	28/02/2018	CHF 35.66

		90,000	2009	01/03/2012	27/02/2019	CHF 11.35

1 This table includes options held by GEB members, including related parties.   2 No conversion rights are outstanding.   3 Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

Financial information

Loans granted to GEB members on 31 December 2009 / 2010

CHF, except where indicated [a]
Name, function[1]	For the year ended	Loans[2]

Jürg Zeltner, CEO UBS Wealth Management, co-CEO Wealth Management & Swiss Bank[3]	2010	5,739,862

Jürg Zeltner, CEO UBS Wealth Management, co-CEO Wealth Management & Swiss Bank[3]	2009	5,800,202

Aggregate of all GEB members	2010	20,696,569

	2009	15,356,483

1 No loans have been granted to related parties of the GEB members at conditions not customary in the market.   2 All loans granted are secured loans.   3 GEB member with the highest loan granted.

Loans granted to BoD members on 31 December 2009 / 2010

CHF, except where indicated[a]
Name, function[1]	For the year ended	Loans[2]

Kaspar Villiger, Chairman	2010	0

	2009	0

Michel Demaré, Vice Chairman	2010	850,000

	2009	850,000

David Sidwell, Senior Independent Director	2010	0

	2009	0

Sergio Marchionne, former Senior Independent Director, former Vice Chairman[3]	2010	–

	2009	0

Sally Bott, member	2010	0

	2009	0

Rainer-Marc Frey, member	2010	0

	2009	0

Bruno Gehrig, member [4]	2010	798,000

	2009	798,000

Ann F. Godbehere, member	2010	0

	2009	0

Axel P. Lehmann, member	2010	0

	2009	0

Wolfgang Mayrhuber, member	2010	0

	2009	0

Helmut Panke, member	2010	0

	2009	0

William G. Parrett, member [4]	2010	0

	2009	1,260,731

Peter R. Voser, member[3]	2010	–

	2009	0

Aggregate of all BoD members	2010	1,648,000

	2009	2,908,731

1 No loans have been granted to related parties of BoD members at conditions not customary in the market.   2 All loans granted are secured loans.   3 BoD members who stepped down at the 2010 AGM.   4 Secured loans granted prior to their election to the BoD.

Financial information
UBS AG (Parent Bank)

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 3 March 2011

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements which comprise the balance sheet, income statement and notes on pages 380 to 399 of UBS AG for the year ended 31 December 2010.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Company’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended 31 December 2010 comply with Swiss law and the Company’s articles of association.

Financial information

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

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Company’s articles of association. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jonathan Bourne	Dr. Andreas Blumer
Licensed audit expert	Licensed audit expert
(Auditor in charge)

Financial information
UBS AG (Parent Bank)

Phone 044 444 36 44	BDO Ltd
Fax 044 444 37 84	Fabrikstrasse 50
www.bdo.ch	8031 Zurich

Confirmation of the auditors concerning conditional capital increase to the Board of Directors of
UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2010 to 5 March 2010 in accordance with the provisions of article 653f paragraph 1 of the Swiss code of obligations.

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:
•	Paragraph 1; employee stock option plans of Paine Webber Group Inc., New York, based on the resolution of the annual general meeting of 7 September 2000.

•	Paragraph 2; employee stock option plans of UBS AG, based on the resolution of the annual general meeting of 19 April 2006.

•	Paragraph 3; 9% mandatory convertible notes due 2010, based on the resolution of the general meeting of shareholders of 27 February 2008.

•	Paragraph 4; options granted to the Swiss National Bank in connection with its loan granted to the 5NB StabFund Limited Partnership for Collective Investment, based on the resolution of the general meeting of shareholders of 27 November 2008.

In addition we have audited the expiration of options relating to the employee stock option plans of Paine Webber Group Inc., New York, in accordance with the provisions of article 653i paragraph 1 of the Swiss code of obligations.

The issue of new shares in accordance with the provisions of the company’s articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company’s articles of association. In addition, the provision of evidence that the option rights have expired is also the responsibility of the board of directors. Our responsibility is to express an opinion on the accuracy of this statement, based on our audit. We confirm that we meet the legal requirements on licensing and independence.

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

In our opinion
•	the issue of 3’171 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association. Furthermore, no option rights relating to registered shares of a nominal value of CHF 0.10 per share have expired during the reporting period;

•	the issue of 24’561 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association, was in accordance with the provisions of Swiss taw and the company’s articles of association;

•	the issue of 272’651’005 registered shares of a nominal value of CHF 0.10 per share in conjunction with the total conversion of the 9 % mandatory convertible notes due in 2010, according to article 4a paragraph 3 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association as well as the defined conditions of the conversion rights;

•	no new registered shares relating to the options granted to the Swiss National Bank, according to article 4a paragraph 4 of the articles of association, were issued in the reporting period.

Zurich, 8 March 2010

BDO Ltd

Werner Schiesser	Markus Egli
Licensed Audit Expert	Licensed Audit Expert

Financial information

Phone 044 444 36 44	BDO Ltd
Fax 044 444 37 84	Fabrikstrasse 50
www.bdo.ch	8031 Zurich

Confirmation of the auditors concerning conditional capital increase to the Board of Directors of
UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 6 March 2010 to 31 August 2010 in accordance with the provisions of article 653f paragraph 1 of the Swiss code of obligations.

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:
•	Paragraph 1; employee stock option plans of Paine Webber Group Inc., New York, based on the resolution of the annual general meeting of 7 September 2000.

•	Paragraph 2; employee stock option plans of UBS AG, based on the resolution of the annual general meeting of 19 April 2006.

•	Paragraph 3; options granted to the Swiss National Bank in connection with its loan granted to the SNB StabFund Limited Partnership for Collective Investment, based on the resolution of the general meeting of shareholders of 27 November 2008.

•	Paragraph 4; conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments, based on the resolution of the annual general meeting of 14 April 2010.

In addition we have audited the expiration of options relating to the employee stock option plans of Paine Webber Group Inc., New York, in accordance with the provisions of article 653i paragraph 1 of the Swiss code of obligations.

The issue of new shares in accordance with the provisions of the company’s articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company’s articles of association. In addition, the provision of evidence that the option rights have expired is also the responsibility of the board of directors. Our responsibility is to express an opinion on the accuracy of this statement, based on our audit. We confirm that we meet the legal requirements on licensing and independence.

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

In our opinion
•	the cancellation of 26’179 option rights relating to registered shares of a nominal value of CHF 0.10 per share in connection with the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, and the repeal of the related clause of the articles of association, are in accordance with the provisions of Swiss law;

•	the issue of 13’778 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association;

•	no new registered shares relating to the options granted to the Swiss National Bank, according to article 4a paragraph 3 of the articles of association, were issued in the reporting period;

•	no new registered shares relating to the conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments, according to article 4a paragraph 4 of the articles of association, were issued in the reporting period.

Zurich, 7 September 2010

BDO Ltd

Werner Schiesser	Markus Egli
Licensed Audit Expert	Licensed Audit Expert

Financial information
UBS AG (Parent Bank)

Phone 044 444 36 44	BDO Ltd
Fax 044 444 37 84	Fabrikstrasse 50
www.bdo.ch	8031 Zurich

Confirmation of the auditors concerning conditional capital increase to the Board of Directors of

UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 September 2010 to 31 December 2010 in accordance with the provisions of article 653f paragraph 1 of the Swiss code of obligations.

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:
•	Paragraph 1; employee stock option plans of UBS AG, based on the resolution of the annual general meeting of 19 April 2006.

•	Paragraph 2; options granted to the Swiss National Bank in connection with its loan granted to the SNB StabFund Limited Partnership for Collective Investment, based on the resolution of the general meeting of shareholders of 27 November 2008.

•	Paragraph 3; conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments, based on the resolution of the annual general meeting of 14 April 2010.

The issue of new shares in accordance with the provisions of the company’s articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company’s articles of association. We confirm that we meet the legal requirements on licensing and independence.

Our audit was conducted in accordance with the Swiss auditing standards, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares was free of material error. We have performed the audit procedures considered appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion
•	the issue of 35’245 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association;

•	no new registered shares relating to the options granted to the Swiss National Bank, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period;

•	no new registered shares relating to the conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments, according to article 4a paragraph 3 of the articles of association, were issued in the reporting period.

Zurich, 24 January 2011

BDO Ltd

Werner Schiesser	Markus Egli
Licensed Audit Expert	Licensed Audit Expert

BDO Ltd, with its statutory seat in Zurich, is the legally independent Swiss member firm of the international BDO network.

Financial information

Financial information
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

Financial information
Additional disclosure required under SEC regulations

B – Selected financial data

The tables below provide information concerning the noon purchase rate for the Swiss franc, expressed in United States dollars per one Swiss franc. The noon purchase rate is the rate in New York City for cable transfers in foreign currencies as cer-

tified for customs purposes by the Federal Reserve Bank of New York.

On 25 February 2011, the noon purchase rate was 1.0774 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2006	0.8396	0.7575	0.8034	0.8200

2007	0.9087	0.7978	0.8381	0.8827

2008	1.0142	0.8171	0.9298	0.9369

2009	1.0016	0.8408	0.9260	0.9654

2010	1.0673	0.8610	0.9670	1.0673

Month	High	Low

September 2010	1.0254	0.9828

October 2010	1.0493	1.0108

November 2010	1.0438	0.9984

December 2010	1.0673	1.0003

January 2011	1.0719	1.0251

February 2011[2]	1.0808	1.0251

1 The average of the noon purchase rates on the last business day of each full month during the relevant period.   2 High / Low-rates between 1 February and 25 February 2011.

Financial information

Key figures
	As of or for the year ended
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Balance sheet data

Total assets	1,317,247	1,340,538	2,014,815	2,274,891	2,348,733

Equity attributable to UBS shareholders	46,820	41,013	32,531	36,875	51,037

Average equity to average assets (%)	3.0	1.9	1.5	1.8	2.0

Market capitalization	58,803	57,108	43,519	108,654	154,222

Shares

Registered ordinary shares	3,830,840,513	3,558,112,753	2,932,580,549	2,073,547,344	2,105,273,286

Treasury shares	38,892,031	37,553,872	61,903,121	158,105,524	164,475,699

BIS capital ratios

Tier 1 (%)[1]	17.8	15.4	11.0	9.1	12.2

Total BIS (%)[1]	20.4	19.8	15.0	12.2	15.0

Risk-weighted assets[1]	198,875	206,525	302,273	374,421	344,015

Invested assets (CHF billion)	2,152	2,233	2,174	3,189	2,989

Personnel (full-time equivalents)

Switzerland	23,284	24,050	26,406	27,884	27,022

United Kingdom	6,634	6,204	7,071	8,813	8,243

Rest of Europe	4,122	4,145	4,817	4,776	4,338

Middle East / Africa	137	134	145	139	102

United States	22,031	22,702	27,362	29,921	29,076

Rest of Americas	1,147	1,132	1,984	2,054	1,743

Asia Pacific	7,263	6,865	9,998	9,973	7,616

Total	64,617	65,233	77,783	83,560	78,140

1 The calculation prior to 2008 is based on the Basel I approach.

Financial information
Additional disclosure required under SEC regulations

Income statement data
	For the year ended
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Interest income	18,872	23,461	65,679	109,112	87,401

Interest expense	(12,657)	(17,016)	(59,687)	(103,775)	(80,880)

Net interest income	6,215	6,446	5,992	5,337	6,521

Credit loss (expense) / recovery	(66)	(1,832)	(2,996)	(238)	156

Net interest income after credit loss (expense) / recovery	6,149	4,614	2,996	5,099	6,677

Net fee and commission income	17,160	17,712	22,929	30,634	25,456

Net trading income	7,471	(324)	(25,820)	(8,353)	13,743

Other income	1,214	599	692	4,341	1,608

Total operating income	31,994	22,601	796	31,721	47,484

Total operating expenses	24,539	25,162	28,555	35,463	33,365

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)	(3,742)	14,119

Tax expense / (benefit)	(381)	(443)	(6,837)	1,369	2,998

Net profit from continuing operations	7,836	(2,118)	(20,922)	(5,111)	11,121

Net profit from discontinued operations	2	(7)	198	403	899

Net profit	7,838	(2,125)	(20,724)	(4,708)	12,020

Net profit attributable to non-controlling interests	304	610	568	539	493

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)	(5,247)	11,527

Cost / income ratio (%)[1]	76.5	103.0	753.0	111.0	70.5

Per share data (CHF)

Basic earnings per share[2]	1.99	(0.75)	(7.63)	(2.40)	5.15

Diluted earnings per share[2]	1.96	(0.75)	(7.63)	(2.41)	4.95

Operating profit before tax per share	1.97	(0.70)	(9.94)	(1.71)	6.30

Cash dividends declared per share (CHF)[3,4]	N/A	N/A	N/A	N/A	2.20

Cash dividend declared per share (USD)[3,4]	N/A	N/A	N/A	N/A	1.83

Dividend payout ratio (%)[3,4]	N/A	N/A	N/A	N/A	42.7

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	16.7	(7.8)	(58.7)	(10.5)	23.8

Return on average equity	16.6	(7.9)	(60.6)	(10.6)	24.0

Return on average assets	0.5	(0.1)	(0.9)	(0.2)	0.5

1 Operating expenses / operating income before credit loss expense.   2 For EPS calculation, refer to Note 8 in the Financial Statements.   3 Additionally, in July 2006, a par value reduction of CHF 0.30 (USD 0.24) per share was distributed. Dividends are normally declared and paid in the year subsequent to the reporting period.   4 For the business year 2007 a stock dividend was distributed for which 98,698,754 new shares were issued on 19 May 2008 to UBS shareholders with an exchange ratio of 20:1.   5 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders. Calculation excludes expected deductions for dividend distributions.

Financial information

Balance sheet data
	For the year ended
CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Assets

Total assets	1,317,247	1,340,538	2,014,815	2,274,891	2,348,733

Due from banks	17,133	16,804	17,694	25,976	32,156

Cash collateral on securities borrowed	62,454	63,507	122,897	207,063	351,590

Reverse repurchase agreements	142,790	116,689	224,648	376,928	405,834

Trading portfolio assets	167,463	188,037	271,838	660,182	648,346

Trading portfolio assets pledged as collateral	61,352	44,221	40,216	114,190	230,168

Positive replacement values	401,146	421,694	854,100	428,217	292,975

Cash collateral receivables on derivative instruments	38,071	53,774	85,703	64,978	24,433

Loans	262,877	266,477	291,456	271,492	258,350

Financial investments available-for-sale	74,768	81,757	5,248	4,966	8,937

Other assets	22,681	23,682	19,837	51,417	52,949

Liabilities

Due to banks	41,490	31,922	76,822	121,983	182,316

Cash collateral on securities lent	6,651	7,995	14,063	31,621	63,088

Repurchase agreements	74,796	64,175	102,561	305,887	545,480

Trading portfolio liabilities	54,975	47,469	62,431	164,788	204,773

Negative replacement values	393,762	409,943	851,864	443,539	297,063

Cash collateral payables on derivative instruments	58,924	66,097	92,937	77,781	52,251

Financial liabilities designated at fair value	100,756	112,653	101,546	191,853	145,687

Due to customers	332,301	339,263	362,639	496,279	451,020

Debt issued	130,271	131,352	197,254	222,077	190,143

Other liabilities	63,719	72,344	101,969	153,107	137,935

Equity attributable to UBS shareholders	46,820	41,013	32,531	36,875	51,037

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

For the year ended

31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

1.53	0.82	0.53	0.96	1.17

Financial information
Additional disclosure required under SEC regulations

C – Information on the company

Property, plant and equipment

At 31 December 2010, UBS operated about 907 business and banking locations worldwide, of which about 43% were in Switzerland, 41% in the Americas, 11% in the rest of Europe, Middle East and Africa and 5% in Asia-Pacific. Of the business and banking locations in Switzerland, 36% were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

D – Information required by industry guide 3

Selected statistical information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2010, 31 December 2009 and 31 De-
cember 2008 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2010, 2009 and 2008.

	31.12.10			31.12.09			31.12.08
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	3,037	13	0.4	3,420	56	1.6	7,243	342	4.7

Foreign	14,280	60	0.4	16,194	260	1.6	15,946	789	4.9

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	11,277	196	1.7	10,029	244	2.4	31,642	1,208	3.8

Foreign	296,252	1,240	0.4	381,049	2,385	0.6	669,010	21,313	3.2

Trading portfolio assets

Domestic	14,150	231	1.6	10,976	228	2.1	15,104	520	3.4

Foreign taxable	212,430	5,769	2.7	270,674	6,915	2.6	522,804	21,494	4.1

Foreign non-taxable	2,033	15	0.7	2,160	7	0.3	8,070	383	4.7

Foreign total	214,463	5,784	2.7	272,834	6,922	2.5	530,874	21,877	4.1

Cash collateral receivables on derivative instruments

Domestic

Foreign	49,095	306	0.6	68,482	282	0.4	70,867	2,196	3.1

Financial assets designated at fair value

Domestic	568	0		548	0		945	0

Foreign	9,128	262	2.9	11,674	316	2.7	11,024	404	3.7

Loans

Domestic	179,164	4,921	2.7	179,680	5,676	3.2	188,950	6,919	3.7

Foreign	90,032	2,584	2.9	105,791	4,208	4.0	91,281	5,603	6.1

Financial investments available-for-sale

Domestic	1,712	18	1.1	991	21	2.1	1,599	72	4.5

Foreign taxable	74,821	539	0.7	28,295	143	0.5	3,370	73	2.2

Foreign non-taxable				0

Foreign total	74,821	539	0.7	28,295	143	0.5	3,370	73	2.2

Other interest-earning assets

Domestic	0	0		0	0		0	0

Foreign	15,227	484	3.2	13,785	517	3.8	27,227	1,275	4.7

Total interest-earning assets	973,206	16,638	1.7	1,103,748	21,258	1.9	1,665,082	62,591	3.8

Net interest on swaps		2,234			2,203			3,088

Interest income and average interest-earning assets	973,206	18,872	1.9	1,103,748	23,461	2.1	1,665,082	65,679	3.9

Non-interest-earning assets

Positive replacement values	471,046			654,651			600,073

Fixed assets	5,884			6,609			7,091

Other	81,876			86,133			82,357

Total average assets	1,532,012			1,851,141			2,354,603

Financial information
Additional disclosure required under SEC regulations

Average balances and interest rates (continued)
	31.12.10			31.12.09			31.12.08
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and equity

Due to banks

Domestic	29,400	253	0.9	36,248	219	0.6	51,027	1,503	2.9

Foreign	10,318	99	1.0	34,205	245	0.7	55,731	1,930	3.5

Cash collateral on securities lent and repurchase agreements

Domestic	12,089	147	1.2	11,321	200	1.8	31,269	1,026	3.3

Foreign	176,098	1,135	0.6	195,991	1,979	1.0	397,453	15,097	3.8

Trading portfolio liabilities

Domestic	1,068	37	3.5	1,411	55	3.9	5,525	256	4.6

Foreign	59,672	3,757	6.3	58,091	3,823	6.6	132,901	8,906	6.7

Cash collateral payables on derivative instruments

Domestic	361	0		30	0		0	0

Foreign	69,223	242	0.3	84,747	278	0.3	82,969	2,343	2.8

Financial liabilities designated at fair value

Domestic	878	3	0.3	934	17	1.8	1,444	69	4.8

Foreign	108,405	2,389	2.2	106,690	2,838	2.7	151,324	7,229	4.8

Due to customers

Domestic demand deposits	85,838	106	0.1	64,872	98	0.2	56,730	495	0.9

Domestic savings deposits	75,802	409	0.5	68,042	521	0.8	65,073	604	0.9

Domestic time deposits	7,977	49	0.6	13,075	451	3.4	35,575	1,081	3.0

Domestic total	169,617	564	0.3	145,989	1,070	0.7	157,378	2,180	1.4

Foreign[1]	168,099	756	0.4	220,860	1,971	0.9	271,487	8,998	3.3

Short-term debt

Domestic	1,140	9	0.8	971	27	2.8	1,735	63	3.6

Foreign	53,454	394	0.7	85,904	1,280	1.5	134,920	6,216	4.6

Long-term debt

Domestic	13,462	142	1.1	11,152	153	1.4	5,766	148	2.6

Foreign	68,267	2,661	3.9	76,961	2,771	3.6	74,531	2,527	3.4

Other interest-bearing liabilities

Domestic	0	0		0	0		0	0

Foreign	37,996	69	0.2	41,139	90	0.2	72,762	1,196	1.6

Total interest-bearing liabilities	979,547	12,657	1.3	1,112,644	17,016	1.5	1,628,222	59,687	3.7

Non-interest-bearing liabilities

Negative replacement values	459,987			641,028			605,990

Other	40,418			54,720			77,476

Total liabilities	1,479,952			1,808,392			2,311,688

Total equity	52,060			42,749			42,915

Total average liabilities and equity	1,532,012			1,851,141			2,354,603

Net interest income		6,215			6,446			5,992

Net yield on interest-earning assets			0.6			0.6			0.4

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 78% for 2010 (81% for 2009 and 85% for 2008). The percentage of total average interest-bearing liabilities attributable to foreign activities was 77% for 2010 (81% for 2009 and 84% for 2008). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Financial information

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2010 compared with the year ended 31 December 2009, and for the year ended 31 December 2009 compared with the year ended 31 December 2008. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2010 compared with 2009			2009 compared with 2008
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	(6)	(37)	(43)	(180)	(106)	(286)

Foreign	(31)	(169)	(200)	12	(541)	(529)

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	30	(78)	(48)	(821)	(143)	(964)

Foreign	(509)	(636)	(1,145)	(9,215)	(9,713)	(18,928)

Trading portfolio assets

Domestic	67	(64)	3	(140)	(152)	(292)

Foreign taxable	(1,514)	368	(1,146)	(10,337)	(4,242)	(14,579)

Foreign non-taxable		8	8	(278)	(98)	(376)

Foreign total	(1,514)	376	(1,138)	(10,615)	(4,340)	(14,955)

Cash collateral receivables on derivative instruments

Domestic

Foreign	(78)	102	24	(74)	(1,840)	(1,914)

Financial assets designated at fair value

Domestic			0	0	0	0

Foreign	(69)	15	(54)	24	(112)	(88)

Loans

Domestic	(17)	(738)	(755)	(343)	(900)	(1,243)

Foreign	(630)	(994)	(1,624)	885	(2,280)	(1,395)

Financial investments available-for-sale

Domestic	15	(18)	(3)	(27)	(24)	(51)

Foreign taxable	233	163	396	548	(478)	70

Foreign non-taxable

Foreign total	233	163	396	548	(478)	70

Other interest-bearing assets

Domestic

Foreign	55	(88)	(33)	(632)	(126)	(758)

Interest income

Domestic	89	(935)	(846)	(1,511)	(1,325)	(2,836)

Foreign	(2,543)	(1,231)	(3,774)	(19,067)	(19,430)	(38,497)

Total interest income from interest-earning assets	(2,454)	(2,166)	(4,620)	(20,578)	(20,755)	(41,333)

Net interest on swaps			31			(885)

Total interest income			(4,589)			(42,218)

Financial information
Additional disclosure required under SEC regulations

Analysis of changes in interest income and expense (continued)
	2010 compared with 2009			2009 compared with 2008
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	(41)	75	34	(429)	(855)	(1,284)

Foreign	(167)	21	(146)	(753)	(932)	(1,685)

Cash collateral on securities lent and repurchase agreements

Domestic	14	(67)	(53)	(658)	(168)	(826)

Foreign	(199)	(645)	(844)	(7,656)	(5,462)	(13,118)

Trading portfolio liabilities

Domestic	(13)	(5)	(18)	(189)	(12)	(201)

Foreign	104	(170)	(66)	(5,012)	(71)	(5,083)

Cash collateral payables on derivative instruments

Domestic

Foreign	(47)	11	(36)	50	(2,115)	(2,065)

Financial liabilities designated at fair value

Domestic	(1)	(13)	(14)	(24)	(28)	(52)

Foreign	46	(495)	(449)	(2,142)	(2,249)	(4,391)

Due to customers

Domestic demand deposits	42	(34)	8	73	(470)	(397)

Domestic savings deposits	62	(174)	(112)	27	(110)	(83)

Domestic time deposits	(173)	(229)	(402)	(675)	45	(630)

Domestic total	(69)	(437)	(506)	(575)	(535)	(1,110)

Foreign	(475)	(740)	(1,215)	(1,671)	(5,356)	(7,027)

Short-term debt

Domestic	5	(23)	(18)	(28)	(8)	(36)

Foreign	(487)	(399)	(886)	(2,255)	(2,681)	(4,936)

Long-term debt

Domestic	32	(43)	(11)	140	(135)	5

Foreign	(313)	203	(110)	83	161	244

Other interest-bearing liabilities

Domestic

Foreign	(6)	(15)	(21)	(506)	(600)	(1,106)

Interest expense

Domestic	(73)	(513)	(586)	(1,763)	(1,741)	(3,504)

Foreign	(1,544)	(2,229)	(3,773)	(19,862)	(19,305)	(39,167)

Total interest expense	(1,617)	(2,742)	(4,359)	(21,625)	(21,046)	(42,671)

Financial information

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2010, 2009 and 2008. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 63,953 million, CHF 54,957 million and CHF 45,082 million as of 31 December 2010, 31 December 2009 and 31 December 2008, respectively.

	31.12.10		31.12.09		31.12.08
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	1,315	0.0	1,154	0.1	2,341	0.5

Time deposits	1,722	2.1	2,266	0.9	4,902	3.8

Total domestic offices	3,037	1.2	3,420	0.6	7,243	2.7

Foreign offices

Interest-bearing deposits[1]	14,280	1.0	16,194	0.7	15,946	3.5

Total due to banks	17,317	1.0	19,614	0.7	23,189	3.2

Customer accounts

Domestic offices

Demand deposits	85,838	0.1	64,872	0.2	56,730	0.9

Savings deposits	75,802	0.5	68,042	0.8	65,073	0.9

Time deposits	7,977	0.6	13,075	3.4	35,575	3.0

Total domestic offices	169,617	0.3	145,989	0.7	157,378	1.4

Foreign offices

Demand deposits	35,588	0.2	29,725	0.8	38,761	1.7

Time and savings deposits[1]	132,511	0.5	191,135	0.9	232,726	3.6

Total foreign offices	168,099	0.4	220,860	0.9	271,487	3.3

Total due to customers	337,716	0.4	366,849	0.8	428,865	2.6

1 Mainly time deposits.

As of 31 December 2010, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	35,520	63,087

3 to 6 months	2,077	4,182

6 to 12 months	1,718	2,386

1 to 5 years	336	411

Over 5 years	102	108

Total time deposits	39,753	70,174

Financial information
Additional disclosure required under SEC regulations

Short-term borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2010, 2009 and 2008.

	Money market papers issued			Due to banks			Repurchase agreements[1]
CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.10	31.12.09	31.12.08	31.12.10	31.12.09	31.12.08

Period-end balance	56,039	51,579	111,619	24,332	15,086	59,106	150,024	136,811	140,039

Average balance	54,594	86,875	136,655	22,401	50,838	83,569	178,458	195,613	404,512

Maximum month-end balance	64,941	125,812	170,503	37,886	70,985	95,979	207,828	272,443	591,005

Average interest rate during the period (%)	0.7	1.5	4.6	0.9	0.7	3.2	0.4	0.7	3.5

Average interest rate at period-end (%)	0.7	0.9	2.9	1.0	0.6	2.3	0.4	0.3	1.4

1 For the purpose of this disclosure, balances are presented on a gross basis.

Contractual maturities of investments in debt instruments available-for-sale[1,2]
	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2010

Swiss national government and agencies	3,048	0.54	95	1.34			1	4.00

US Treasury and agencies	18,500	0.41	6,687	1.11	8,792	1.62

Foreign governments and official institutions	20,916	0.55	843	0.78	4,552	3.28	28	5.20

Corporate debt securities[3]	5,119	1.02	652	0.81	1	5.38	4	15.84

Mortgage-backed securities			3	4.83	1	13.09	4,089	3.04

Other debt instruments	51	14.52	3	14.52

Total fair value	47,633		8,284		13,345		4,123

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2009

Swiss national government and agencies	623	0.47	16	2.27	6	1.11	1	4.00

US Treasury and agencies	41,451	0.16	5,044	0.02

Foreign governments and official institutions	28,861	0.30	96	2.75	25	1.88	18	3.66

Corporate debt securities[3]	1,139	0.11	1,808	0.10	0	21.80	3	21.80

Mortgage-backed securities	27	0.00	3	4.87	25	3.75	752	0.43

Other debt instruments	98	2.80	3	1.21

Total fair value	72,199		6,970		56		774

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2008

Swiss national government and agencies			2	3.46			1	4.00

Foreign governments and official institutions	39	1.14	0	0.00	33	2.81	34	5.22

Corporate debt securities	2,122	1.05	88	3.38	38	3.12	12	1.74

Mortgage-backed securities					42	4.00	455	5.28

Other debt instruments	188	9.06	3	13.47			37	7.42

Total fair value	2,349		93		113		539

1 Debt instruments without fixed maturities are not disclosed in this table. Refer to Note 13.   2 Average yields are calculated on an amortized cost basis.   3 Absolute Return Bonds (ARBs) had been purchased below par and therefore generated a yield of 15.8% (21.8% in 2009).

Financial information

Due from banks and loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 151.2 billion (53.1% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to CHF 63.8 billion (22.4% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of December 2010 is CHF 15.3 billion (5.4% of the total) to services. For further discussion of the loan portfolio, refer to the “Credit risk” section of this report.

The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2010, 2009, 2008, 2007 and 2006. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and Swiss National Bank.

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Domestic

Banks[1]	1,130	609	1,056	735	458

Construction	1,356	1,381	1,554	1,594	1,742

Financial institutions	3,737	4,370	5,984	5,322	5,382

Hotels and restaurants	1,803	1,882	1,811	1,824	1,957

Manufacturing	3,192	3,373	3,795	3,766	3,578

Private households	119,796	119,432	119,285	121,536	117,852

Public authorities	4,908	3,785	4,042	4,734	4,972

Real estate and rentals	12,252	11,745	11,921	11,489	11,148

Retail and wholesale	4,101	4,288	4,781	4,647	4,507

Services	5,728	5,712	5,935	5,875	6,450

Other[2]	3,107	3,413	3,539	3,712	4,710

Total domestic	161,109	159,990	163,705	165,233	162,757

Foreign

Banks[1]	16,474	16,891	17,629	25,905	32,374

Chemicals	394	2,403	2,816	646	1,333

Construction	1,008	741	619	867	862

Electricity, gas and water supply	686	759	1,655	880	717

Financial institutions	42,470	44,143	60,775	37,074	39,361

Manufacturing	2,456	3,313	4,709	4,370	2,324

Mining	2,776	2,799	3,787	4,272	3,171

Private households	31,361	33,166	33,216	42,219	34,861

Public authorities	9,880	10,808	8,104	2,825	1,318

Real estate and rentals	1,578	1,240	4,069	4,813	4,021

Retail and wholesale	1,765	1,558	2,045	1,954	1,648

Services	9,621	8,363	9,913	8,720	7,074

Transport, storage and communication	1,959	3,059	3,603	1,860	1,648

Other[3]	843	735	584	977	546

Total foreign	123,271	129,978	153,524	137,381	131,257

Total gross	284,381	289,969	317,228	302,614	294,014

1 Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007, CHF 93 million at 31 December 2006.   2 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.   3 Includes food and beverages, hotels and restaurants.

The table above also includes loans designated at fair value.

Financial information
Additional disclosure required under SEC regulations

Due from banks and loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2010, 2009, 2008, 2007 and 2006. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Mortgages

Domestic	136,687	136,029	134,700	135,341	134,468

Foreign	6,174	4,972	8,381	8,152	10,069

Total gross mortgages	142,861	141,001	143,081	143,493	144,537

Mortgages

Residential	122,499	121,031	121,811	122,435	124,548

Commercial	20,362	19,970	21,270	21,058	19,989

Total gross mortgages	142,861	141,001	143,081	143,493	144,537

Due from banks and loan maturities (gross)[1]
		Over 1 up
CHF million	Within 1 year	to 5 years	Over 5 years	Total

Domestic

Banks	1,082	48		1,130

Mortgages	52,673	58,778	25,236	136,687

Other loans	17,577	4,384	1,331	23,292

Total domestic	71,332	63,210	26,567	161,109

Foreign

Banks	15,767	183	77	16,027

Mortgages	4,038	1,583	553	6,174

Other loans	61,041	8,300	28,470	97,811	[2]

Total foreign	80,846	10,066	29,100	120,012

Total gross	152,178	73,276	55,667	281,121

1 Loans designated at fair value are not included.   2 On 31 December 2010, includes reclassified US student loan auction rate securities (ARS) of CHF 4.3 billion (CHF 7.8 billion on 31 December 2009), other reclassified securities of CHF 7.4 billion (CHF 11.5 billion on 31 December 2009) and CHF 9.7 billion ARS acquired from clients (CHF 8.0 billion on 31 December 2009).

At 31 December 2010, the total amount of Due from banks and loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	72,595	27,857	100,452

Adjustable or floating-rate loans	681	27,810	28,491

Total	73,276	55,667	128,943

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

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Gross interest income that would have been recorded under non-performing loans:

Domestic	11	13	16	39	50

Foreign	35	89	7	6	10

Interest income included in net profit of non-performing loans:

Domestic	35	41	32	40	56

Foreign	19	30	6	2	8

The table below provides an analysis of the Group’s non-performing loans. For further information see credit risk in the “Risk and treasury management” section.

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Non-performing loans:

Domestic	1,164	1,462	1,431	1,349	1,744

Foreign	563	3,940	3,272	132	174

Total non-performing loans	1,727	5,402	4,703	1,481	1,918

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. For more information refer to the “Credit risk” section of this report. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2010, 2009, 2008, 2007 or 2006.

In addition to the non-performing loans shown above, the Group has CHF 2,466 million, CHF 1,463 million, CHF 4,442 million, CHF 911 million and CHF 710 million in “other impaired loans” for the years ended 31 December 2010, 2009, 2008, 2007 and 2006, respectively.
Other impaired loans are loans where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. For the years ended 31 December 2010, 2009, 2008, 2007 and 2006, these loans are not considered “non-performing” in accordance with Swiss regulatory guidelines. As of 31 December 2010, 31 December 2009, 31 December 2008, 31 December 2007 and 31 December 2006, specific allowances of CHF 536 million, CHF 410 million, CHF 941 million, CHF 124 million, CHF 106 million, respectively, had been established against these loans.

Financial information
Additional disclosure required under SEC regulations

Cross-border outstandings

Cross-border outstandings consist of exposures in relation to (i) general banking products with third parties, such as loans and advances, (ii) over-the-counter (OTC) derivatives, exchange-traded (ETD) derivatives and securities financing transactions, which are represented as a credit equivalent based on UBS’s internal risk measures, and (iii) the market value of the inventory of debt securities. Outstandings are monitored and reported on an ongoing basis by the credit risk control organization with a dedicated country risk information system. With the exception of the largest most developed economies, to which UBS assigns a high rating, and a small number of financial centers, where the credit quality of UBS’s exposures is not correlated with the state of their internal economy, these exposures are rigorously limited.

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

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2010, 2009 and 2008. At 31 December 2010, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on country exposure, refer to the “Credit risk” section of this report.

	31.12.10
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	8,039	48,145	46,332	102,516	7.8

Japan	725	3,155	39,551	43,431	3.3

Germany	12,842	6,455	6,044	25,341	1.9

United Kingdom	4,157	8,715	7,864	20,736	1.6

France	7,521	5,665	4,715	17,901	1.4

Netherlands	3,814	5,276	3,315	12,405	0.9

	31.12.09
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	14,915	52,305	62,224	129,444	9.7

Germany	14,612	9,114	12,648	36,374	2.7

Japan	625	4,280	22,888	27,793	2.1

France	9,672	5,672	10,848	26,192	2.0

United Kingdom	4,700	9,293	7,310	21,303	1.6

Netherlands	4,425	7,023	2,940	14,388	1.1

Italy	1,694	2,296	8,729	12,719	0.9

Luxembourg	3,950	8,509	20	12,479	0.9

	31.12.08
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	13,869	71,584	14,234	99,687	4.9

Japan	2,093	13,159	38,922	54,174	2.7

Germany	19,098	10,418	6,010	35,526	1.8

France	11,469	7,048	6,807	25,324	1.3

United Kingdom	9,599	8,608	2,625	20,832	1.0

Luxembourg	2,883	17,586	0	20,469	1.0

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

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Balance at beginning of year	2,820	3,070	1,164	1,332	1,776

Domestic

Write-offs

Construction	(8)	(15)	(6)	(9)	(14)

Financial institutions	(47)	(2)	(37)	(9)	(11)

Hotels and restaurants	(1)	(2)	(3)	(8)	(16)

Manufacturing	(28)	(21)	(24)	(14)	(37)

Private households	(66)	(61)	(112)	(69)	(89)

Public authorities	0	0	0	(1)	0

Real estate and rentals	(2)	(19)	(10)	(26)	(44)

Retail and wholesale	(117)	(41)	(4)	(62)	(20)

Services	(49)	(3)	(7)	(17)	(43)

Other[1]	(16)	(12)	(8)	(54)	(7)

Total domestic write-offs	(332)	(177)	(210)	(268)	(281)

Foreign

Write-offs

Banks	(2)	(8)	(134)	(1)	(3)

Chemicals	(846)	(111)	(1)	0	0

Construction	0	(10)	0	0	0

Financial institutions	(267)	(685)	(501)	(15)	0

Manufacturing	(22)	(138)	(6)	(21)	(6)

Mining	0	(5)	0	0	(1)

Private households	(21)	(40)	(4)	(14)	(7)

Public authorities	(1)	(20)	(2)	(2)	(58)

Real estate and rentals	(1)	(196)	(1)	0	0

Retail and wholesale	(1)	(122)	0	0	0

Services	(9)	(413)	0	0	0

Transport, storage and communication	(3)	(37)	(6)	0	0

Other[2]	0	(80)	(1)	0	(5)

Total foreign write-offs	(1,173)	(1,865)	(658)	(53)	(80)

Total specific provisions for off-balance sheet	0	(5)	0	0	(1)

Total write-offs	(1,505)	(2,046)	(868)	(321)	(363)

Recoveries

Domestic	38	44	43	52	51

Foreign	41	8	1	3	11

Total recoveries	79	52	44	55	62

Net write-offs	(1,427)	(1,994)	(824)	(266)	(301)

Increase / (decrease) in credit loss allowance and provision	67	1,806	3,007	242	(108)

Collective loan loss provisions	(2)	26	(11)	(4)	(48)

Other adjustments	(173)	(88)	(266)	(140)	13

Balance at end of year	1,287	2,820	3,070	1,164	1,332

Net foreign exchange	(173)	(37)	(43)	(9)	10

Other adjustments	0	(51)[3]	(223)[3]	(131)	3

Total adjustments	(173)	(88)	(266)	(140)	13

1 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.   2 Includes food and beverages, hotels and restaurants.   3 In 2009 the Other adjustment was due to the sale of UBS Pactual. In 2008 a loan was forgiven in exchange for the collateral.

Financial information
Additional disclosure required under SEC regulations

Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2010, 2009, 2008, 2007 and 2006. For a description of procedures with respect to allowances and provisions for credit losses, refer to the “Credit risk” section of this report.

CHF million	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Domestic

Banks	1	1	16	10	10

Construction	23	27	39	43	73

Financial institutions	28	126	18	52	61

Hotels and restaurants	5	6	8	10	27

Manufacturing	93	104	84	98	104

Private households	91	119	125	190	188

Public authorities	0	1	1	1	4

Real estate and rentals	19	21	50	57	98

Retail and wholesale	165	221	262	247	312

Services	45	99	79	87	94

Other[1]	27	43	47	53	106

Total domestic	497	768	729	848	1,076

Foreign

Banks[2]	23	31	6	35	20

Chemicals	8	1,037	960	1	4

Construction	2	1	8	1	1

Electricity, gas and water supply	0	0	2	3	8

Financial institutions	190	414	530	96	9

Manufacturing	15	83	25	13	35

Mining	0	0	4	0	0

Private households	139	171	226	13	26

Public authorities	171	18	19	20	21

Real estate and rentals	15	36	208	8	3

Retail and wholesale	8	17	81	4	4

Services	12	100	205	7	7

Transport, storage and communication	29	7	1	1	1

Other[3]	0	0	12	17	1

Total foreign	613	1,913	2,287	219	143

Collective loan loss provisions	47	49	23	34	38

Included in other liabilities related to provisions for contingent claims	130	90	31	63	76

Total allowances and provisions for credit losses	1,287	2,820	3,070	1,164	1,332

1 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.   2 Counterparty allowances and provisions only.   3 Includes food and beverages, hotels and restaurants.

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

In %	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Domestic

Banks[1]	0.4	0.2	0.3	0.2	0.2

Construction	0.5	0.5	0.5	0.5	0.6

Financial institutions	1.3	1.5	1.9	1.8	1.8

Hotels and restaurants	0.6	0.6	0.6	0.6	0.7

Manufacturing	1.1	1.2	1.2	1.2	1.2

Private households	42.1	41.2	37.6	40.2	40.1

Public authorities	1.7	1.3	1.3	1.6	1.7

Real estate and rentals	4.3	4.1	3.8	3.8	3.8

Retail and wholesale	1.4	1.5	1.5	1.5	1.5

Services	2.0	2.0	1.9	1.9	2.2

Other[2]	1.1	1.2	1.1	1.2	1.6

Total domestic	56.7	55.2	51.6	54.6	55.4

Foreign

Banks[1]	5.8	5.8	5.6	8.6	11.0

Chemicals	0.1	0.8	0.9	0.2	0.5

Construction	0.4	0.3	0.2	0.3	0.3

Electricity, gas and water supply	0.2	0.3	0.5	0.3	0.2

Financial institutions	14.9	15.2	19.2	12.3	13.4

Manufacturing	0.9	1.1	1.5	1.4	0.8

Mining	1.0	1.0	1.2	1.4	1.1

Private households	11.0	11.4	10.5	14.0	11.9

Public authorities	3.5	3.7	2.6	0.9	0.4

Real estate and rentals	0.6	0.4	1.3	1.6	1.4

Retail and wholesale	0.6	0.5	0.6	0.6	0.6

Services	3.4	2.9	3.1	2.9	2.4

Transport, storage and communication	0.7	1.1	1.1	0.6	0.6

Other[3]	0.3	0.3	0.2	0.3	0.2

Total foreign	43.3	44.8	48.4	45.4	44.6

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007, CHF 93 million at 31 December 2006.   2 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.   3 Includes food and beverages, hotels and restaurants.

Financial information
Additional disclosure required under SEC regulations

Loss history statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and Loans). The table below does not include loans designated at fair value.

CHF million, except where indicated	31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Gross loans[1]	281,121	285,960	312,076	298,498	308,332

Impaired loans	4,193	6,865	9,145	2,392	2,628

Non-performing loans	1,727	5,402	4,703	1,481	1,918

Allowances and provisions for credit losses[2]	1,287	2,820	3,070	1,164	1,332

Net write-offs	1,427	1,994	824	266	301

Credit loss (expense) / recovery	(66)	(1,832)	(2,996)	(238)	156

Ratios

Impaired loans as a percentage of gross loans	1.5	2.4	2.9	0.8	0.9

Non-performing loans as a percentage of gross loans	0.6	1.9	1.5	0.5	0.6

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.5	1.0	1.0	0.4	0.4

Impaired loans	30.7	41.1	33.6	48.7	50.7

Non-performing loans	74.5	52.2	65.3	78.6	69.4

Allocated allowances as a percentage of impaired loans[3]	25.4	38.3	31.8	41.7	46.3

Allocated allowances as a percentage of non-performing loans[4]	30.6	41.6	41.8	58.9	58.0

Net write-offs as a percentage of:

Gross loans	0.5	0.7	0.3	0.1	0.1

Average loans outstanding during the period	0.5	0.7	0.3	0.1	0.1

Allowances and provisions for credit losses	110.9	70.7	26.8	22.9	22.6

Allowance and provisions for credit losses as a multiple of net write-offs	0.90	1.41	3.73	4.38	4.43

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 27 million for 2007 and CHF 93 million 2006.   2 Includes collective loan loss provisions.   3 Allowances relating to impaired loans only.   4 Allowances relating to non-performing loans only.

Financial information

Annual Report 2010

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and reduce its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) the liability to which UBS may be exposed due to legal claims and regulatory investigations, including those stemming from market dislocation and losses incurred by clients and counterparties during the financial crisis; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors, including whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com