Form 20-F/A
period 2010-12-31
UBS AG
filed 2011-11-10
CIK 1114446

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
For the transition period from _______to ______.
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
(Check One):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                         Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act)
Yes ☐                         No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg CMCI Total Return ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca

$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca

$100,000,000 E-TRACS UBS S&P 500 Gold Hedged Index ETN due January 2040	NYSE Arca

$100,000,000 E-TRACS Dow Jones-UBS Commodity Index Total Return ETN due October 2039	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	NYSE Arca

$100,000,000 1xMonthly Short E-TRACS Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040	NYSE Arca

$100,000,000 2xMonthly Leveraged Long E-TRACS Linked to the Alerian MLP Infrastructure Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian Natural Gas MLP Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo® MLP Index due October 29, 2040	NYSE Arca

Title of each class	Name of each exchange on which registered
$100,000,000 E-TRACS Daily Long-Short VIX ETN due November 30, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo Business Development Company Index due April 26, 2041	NYSE Arca

$100,000,000 2×Leveraged Long E-TRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041	NYSE Arca

$100,000,000 E-TRACS Oil Futures Contango ETN due June 14, 2041	NYSE Arca

$100,000,000 E-TRACS Natural Gas Futures Contango ETN due June 14, 2041	NYSE Arca

$100,000,000 E-TRACS Internet IPO ETN due July 19, 2041	NYSE Arca

$100,000,000 Monthly 2xLeveraged E-TRACS Internet IPO ETN due July 19, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 1-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 2-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 3-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 4-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 5-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 6-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 1-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 2-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 3-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 4-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 5-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 6-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS ISE Solid State Drive Index ETN due September 13, 2041	NYSE Arca

$100,000,000 E-TRACS Monthly 2xLeveraged ISE Solid State Drive Index ETN due September 13, 2041	NYSE Arca

$100,000,000 E-TRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN due October 4, 2041	NYSE Arca
* Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Auction Rate Securities Rights Series A-1, A-2, B-1, B-2, C-1, C-2 and G (non-transferable)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

EXPLANATORY NOTE
     This Amendment on Form 20-F/A is being filed by UBS AG (UBS) as Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2010 (referred to herein as the 2010 Annual Report on Form 20-F), as filed with the Securities and Exchange Commission (“SEC”) on March 15, 2011. The sole purpose of this Amendment No. 1 is to amend our disclosure in Items 8, 15 and 18 and to refile Exhibits 12, 13 and 15. Items 8, 15 and 18 and Exhibits 12, 13 and 15 in this Amendment No. 1 replace the corresponding Items and exhibits originally filed with our 2010 Annual Report on Form 20-F.
     The financial statements and other financial information included pursuant to Items 8 and 18 of this Amendment No. 1 have not changed since we filed our 2010 Annual Report on Form 20-F on March 15, 2011. A paragraph of the Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements has been amended as set forth in Item 8.
     Except with regard to the Items and exhibits specified above, we have made no changes to our 2010 Annual Report on Form 20-F and the disclosure in the report has not been updated to reflect events that have occurred since March 15, 2011, the date on which we originally filed the report. Accordingly, other than the Items and exhibits specified above, which are amended hereby, our 2010 Annual Report on Form 20-F continues to speak only as of March 15, 2011. In particular, the financial statements and other financial information included pursuant to Items 8 and 18 continue to speak as of their respective dates and do not reflect any events after March 15, 2011, except for the report as specified above. On April 26, 2011, we submitted to the SEC our first quarter 2011 report on Form 6-K. On July 26, 2011, we submitted to the SEC our second quarter 2011 report on Form 6-K. On October 25, 2011, we submitted to the SEC our third quarter 2011 report on Form 6-K. Please refer to our first, second and third quarter 2011 reports for further information about developments since March 15, 2011.

AMENDMENTS TO PART II
Item 8. Financial Information.
Item 8 on pages 9-10 of the 2010 Annual Report on Form 20-F is hereby deleted and replaced with the following:
A. Consolidated Statements and Other Financial Information.
1, 2, 4, 5, 6
Please see Item 18 of this Amendment.

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements referenced in Item 18 of this Amendment:

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch
To the General Meeting of
UBS AG, Zurich and Basel
Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
As statutory auditor, we have audited the consolidated financial statements of UBS AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2010 and 2009, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2010.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 3 March 2011, except as to the material weakness described in the sixth paragraph therein as to which the date is 10 November 2011, expressed an adverse opinion thereon.
Ernst & Young Ltd

Jonathan Bourne	Andreas Loetscher
Licensed Audit Expert	Licensed Audit Expert
(Auditor in Charge)
Basel, Switzerland
3 March 2011, except for the matter described in the seventh paragraph of our report on the effectiveness of internal control over financial reporting as of 31 December 2010, as to which the date is 10 November 2011

Information on material legal and regulatory proceedings is in Note 21 to the Financial Statements, Provisions and contingent liabilities, on pages 314 to 319 of the financial statements referenced in Item 18 of this Amendment. For developments during the 2010 year, please see also the Financial Information section in each of our quarterly reports: First Quarter 2010 Report, filed on Form 6-K dated May 4, 2010 (Note 15, Litigation); Second Quarter 2010 Report, filed on Form 6-K dated July 27, 2010 (Note 15, Litigation); Third Quarter 2010 Report, filed on Form 6-K dated October 26, 2010 (Note 15, Litigation and regulatory matters); and Fourth Quarter 2010 Report, filed on Form 6-K dated February 8, 2011 (Note 14, Litigation and regulatory matters, and Note 15, Other contingent liabilities). The Notes in each such Quarterly Report speak only as of their respective dates.

Distributions to shareholders. The decision whether to pay a dividend, and the level of the dividend, are dependent on our targeted capital ratios and cash flow generation. The decision on dividend payments is proposed by the Board of Directors to the shareholders and is subject to their approval at the Annual General Meeting. The Board of Directors has decided to further bolster capital and has therefore not proposed any dividend for the financial year 2010.
B. Significant Changes.
UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in the 2010 Annual Report on Form 20-F and on or before March 15, 2011, the date the 2010 Annual Report on Form 20-F was filed with the SEC. In addition to the disclosure provided below, please see Note 33 to the Financial Statements, Events after the reporting period, on page 362 of the financial statements referenced in Item 18 and attached to this Amendment.
Key factors affecting our financial position and results of operations in 2010
–	In 2010, we generated a net profit attributable to UBS shareholders of CHF 7.5 billion, a significant improvement over the net loss of CHF 2.7 billion in 2009. This increase was primarily due to a significant improvement in fixed income, currencies and commodities revenues from a loss in 2009. In addition, a reduction in credit loss expense, as well as significantly lower own credit losses on financial liabilities designated at fair value supported the result. Operating expenses were slightly lower than in 2009, when we recorded higher restructuring costs and a goodwill impairment charge related to the sale of UBS Pactual. Further, we reduced fixed costs excluding bonus and significant non-recurring items to CHF 19.9 billion in 2010, in line with our communicated target of below CHF 20 billion, despite increased costs for litigation provisions compared with 2009. Diluted earnings per share were CHF 1.96 in 2010, compared with negative CHF 0.75 in 2009.

–	We recognized a net income tax benefit of CHF 381 million for 2010. This mainly reflects the recognition of additional deferred tax assets in respect of losses and temporary differences in a number of foreign locations, taking into account updated forecast taxable profit assumptions over the five-year horizon used for recognition purposes. This was partly offset by a Swiss net deferred tax expense as Swiss tax losses for which deferred tax assets have previously been recognized were used against profits for the year, which was itself partly offset by an upward revaluation of Swiss deferred tax assets taking into account revised forecast profit assumptions. In 2009, the net income tax benefit was CHF 443 million.

à Refer to “Note 22 Income taxes” in the financial statements attached to this Amendment No. 1 for more information

–	As our credit spreads continued to tighten in 2010, the Investment Bank incurred an own credit charge on financial liabilities designated at fair value of CHF 548 million compared with a charge of CHF 2,023 million recognized in 2009.

à Refer to “Note 27 Fair value of financial instruments” in the financial statements attached to this Amendment No. 1 for more information

–	In 2010, we recorded a gain on our option to acquire the equity of the SNB StabFund of CHF 745 million compared with CHF 117 million in 2009, following higher asset valuations supporting a higher valuation of the SNB StabFund.

–	In January 2010, UBS closed the sale of its investments in several associated entities owning office space in New York. A significant portion of the office space is leased by the Group until 2018. The sales price was CHF 187 million with a resulting gain on sale of CHF 180 million recorded in the first quarter. In the fourth quarter, we recognized a gain of CHF 158 million from the sale of a property in Zurich.

–	In 2010, we incurred a credit loss expense of CHF 66 million, of which CHF 64 million occurred in Wealth Management & Swiss Bank. The net credit loss expense in the Investment Bank was nil. In 2009, we recorded an overall credit loss expense of CHF 1,832 million, mainly in the Investment Bank.

à Refer to the “Risk and treasury management” section of the 2010 Annual Report on Form 20-F for more information

–	During 2010, we incurred net restructuring charges of CHF 113 million compared with CHF 791 million in 2009.

àRefer to “Note 38 Reorganizations and disposals” in the financial statements attached to this Amendment No. 1 for more information

–	Charges related to the UK Bank Payroll Tax in 2010 amounted to CHF 200 million.

–	Other comprehensive income attributable to UBS shareholders was negative CHF 1,659 million in 2010 due to: (1) losses in the currency translation account of CHF 909 million (net of tax) mainly related to the Swiss franc carrying value of investments in US, Eurozone and British subsidiaries; (2) fair value losses on financial investments available-for-sale of CHF 607 million (net of tax) predominantly relating to our fixed-interest bearing long-term bond portfolio, which consists of US and UK government bonds; and (3) changes in the replacement values of interest rate swaps designated as hedging instruments of negative CHF 143 million (net of tax).
à Refer to the “Statement of comprehensive income” in the financial statements attached to this Amendment No. 1 for more information

–	At the end of 2010, our invested asset base was CHF 2,152 billion, down from CHF 2,233 billion at year-end 2009. This decline was mainly due to unfavorable currency effects, as both the US dollar and the euro fell sharply in value against the Swiss franc. In local currencies, the overall market performance was positive. During 2010, net new money stabilized, and over the last two quarters we achieved net inflows for the overall Group. Wealth Management & Swiss Bank recorded net new money outflows of CHF 10.0 billion in full-year 2010, compared with net outflows of CHF 89.8 billion in 2009; Wealth Management Americas’ net new money outflows declined to CHF 6.1 billion in 2010 from CHF 11.6 billion in 2009; Global Asset Management full year net new money flows turned positive to CHF 1.8 billion, compared with net outflows of CHF 45.8 billion in 2009.

–	We ended 2010 with an industry-leading Basel II tier 1 capital ratio of 17.8%, up from 15.4% at the end of 2009. Our BIS tier 1 capital increased by CHF 3.5 billion during 2010 to CHF 35.3 billion, due to the CHF 7.5 billion net profit attributable to UBS shareholders and the reversals of own credit losses of CHF 0.5 billion. These effects were partially offset by a redemption of hybrid tier 1 capital of CHF 1.5 billion, increased tier 1 deductions of CHF 1.0 billion, negative effects relating to share-based compensation net of tax of CHF 0.9 billion, as well as currency effects of CHF 0.6 billion and other effects of CHF 0.5 billion. Risk-weighted assets decreased by CHF 7.7 billion during 2010 to CHF 198.9 billion as of 31 December 2010.

–	Our total balance sheet assets stood at CHF 1,317 billion on 31 December 2010, down CHF 23 billion compared with year-end 2009. Our funded asset volume, which excludes positive replacement values, remained relatively unchanged, declining by CHF 3 billion in 2010.

àRefer to the “Risk and treasury management” section of the 2010 Annual Report on Form 20-F for more information

–	On 5 March 2010, the mandatory convertible notes with a notional value of CHF 13 billion issued in March 2008 to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East were converted into UBS shares. The notes were converted at a price of CHF 47.68 per share. As a result, UBS issued 272,651,005 new shares with a nominal value of CHF 0.10 each from existing conditional capital.

àRefer to “Note 26 Capital increase and mandatory convertible notes” in the financial statements attached to this Amendment No. 1 for more information
Item 15. Controls and Procedures.
Item 15 on page 20 of the 2010 Annual Report on Form 20-F is hereby deleted and replaced with the following:
(a) Disclosure Controls and Procedures.
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
An evaluation was carried out under the supervision of management, including the Group CEO and Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) under the US Securities Exchange Act of 1934. Based upon that evaluation, management, including the Group CEO and Group CFO, has concluded that our disclosure controls and procedures were ineffective as of 31 December 2010 solely because of the deficiencies described in Item 15(b) below.
(b) Management’s Report on Internal Control over Financial Reporting.
The Board of Directors and management of UBS are responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
UBS’s internal control over financial reporting includes those policies and procedures that:
-	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

-	Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of UBS management; and
-	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Following the discovery in September 2011 of unauthorized and fictitious trading by an employee in our Global Synthetic Equity business unit in London, and on the basis of information now available to management concerning the circumstances surrounding the trading and the related controls, we have determined that certain controls designed to prevent or detect the use of unauthorized and fictitious transactions on a timely basis were not operating effectively. We have further determined that the control deficiencies that led to the failure to prevent or detect unauthorized and fictitious trading on a timely basis also existed at the end of 2010.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis. Management has re-assessed whether our internal control over financial reporting was effective on 31 December 2010, and has determined that there is a reasonable possibility that the control deficiencies that existed on that date could have been sufficient to result in a material misstatement of our consolidated financial statements as of and for the year ended 31 December 2010.
On this basis, management, including our Group CEO and Group CFO, has concluded that there was a material weakness in our internal control over financial reporting on 31 December 2010. Specifically, and on the basis of the available information to date, management has concluded that (i) the control requiring bilateral confirmation with counterparties of trades within our Investment Bank’s equities business with settlement dates of greater than 15 days after trade date was not operating, and when such trades were cancelled, re-booked or amended, the related monitoring control to ensure the validity of these changes had ceased to operate effectively, and (ii) the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in our books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively.
UBS management assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of 31 December 2010, UBS’s internal control over financial reporting was ineffective due to the material weakness described above.
The effectiveness of UBS’s internal control over financial reporting as of 31 December 2010 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing in section (d) below, which expressed an adverse opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2010.
(c) Remediation Plans and Activities.
Subsequent to the identification of the unauthorized and fictitious trading activity, we have been remediating and will continue to remediate the control deficiencies referred to above. We have reactivated the confirmation control referred to in (i) in the sixth paragraph of section (b) above, have initiated work on a front-to-back control process to ensure that the exceptions identified by the inter-desk reconciliation process referred to in (ii) in the sixth paragraph of section (b) above are effectively reviewed, investigated and resolved on a timely basis, and will develop new monitoring reports and controls to achieve operating effectiveness in performing the controls referred to in (i) and (ii) above as part of a broader program to strengthen the effectiveness of supervisory oversight.
Investigations are ongoing and we expect we will be adopting further controls and procedures following completion of such investigations and discussions with our regulators. In the course of these ongoing investigations, management may become aware of facts relating to the Investment Bank that cause it to broaden the scope of the findings described above. In addition, management recognizes that the aforementioned material weakness in internal control over financial reporting will only be confirmed as having been remediated on 31 December 2011 if the necessary internal controls have been designed effectively, placed into operation, operated for a reasonable period of time and tested, allowing management to conclude that the controls are operating effectively.
(d) Attestation Report of the Registered Public Accounting Firm.
In light of the deficiencies described in Item 15(b) above, Ernst & Young Ltd have provided a new Report of independent registered public accounting firm on internal control over financial reporting, set forth below:

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch
To the General Meeting of
UBS AG, Zurich and Basel
Report of independent registered public accounting firm
on internal control over financial reporting
We have audited the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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

In our report dated 3 March 2011, we expressed an opinion that UBS AG maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria. Management subsequently identified a material weakness described in the following paragraph. As a result, management has revised its assessment, as presented in Item 15, “Management’s Report on Internal Control Over Financial Reporting” to conclude that UBS AG’s internal control over financial reporting was not effective as of 31 December 2010. Accordingly, our present opinion on the effectiveness of internal control over financial reporting, as expressed herein, is different from that expressed in our previous report.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. The control requiring bilateral confirmation with counterparties of trades within the Investment Bank’s equities business with settlement dates of greater than 15 days after trade date, was not operating, and when such trades were cancelled, re-booked or amended, the related monitoring control had ceased to operate effectively; and the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in the books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively.
We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG and its subsidiaries as of 31 December 2010 and 2009, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2010 and notes thereto. The material weakness described in the preceding paragraph was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our accompanying report on those financial statements which expressed an unqualified opinion thereon.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, UBS AG and its subsidiaries have not maintained effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria.
Ernst & Young Ltd

Jonathan Bourne	Andreas Loetscher
Licensed Audit Expert	Licensed Audit Expert
(Auditor in Charge)
Basel, Switzerland
3 March 2011, except for the effects of the material weakness described in the sixth paragraph above, as to which the date is 10 November 2011

(e) Changes in Internal Control over Financial Reporting.
There were no changes in the internal control over financial reporting of UBS during 2010 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Item 18. Financial Statements.
Item 18 on page 22 of the 2010 Annual Report on Form 20-F is hereby deleted and replaced with the following:
Please see the Financial Statements and the Notes to the Financial Statements attached to this Amendment No 1. The attached Financial Statements and Notes to the Financial Statements (including the page numbers) are identical to those in our 2010 Annual Report on Form 20-F as filed with the SEC on March 15, 2011.

AMENDMENTS TO PART III
Item 19. Exhibits.

Exhibit
Number	Description
12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

UBS AG
/s/ Sergio P. Ermotti
Name:	Sergio P. Ermotti
Title:	Group Chief Executive Officer

/s/ Tom Naratil
Name:	Tom Naratil
Title:	Group Chief Financial Officer

November 9, 2011

INDEX TO EXHIBITS FOR AMENDMENT NO. 1

Exhibit
Number	Description
12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

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