Form 20-F
period 2011-12-31
UBS AG
filed 2012-03-15
CIK 1114446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Bahnhofstrasse 45, CH-8001 Zurich, Switzerland

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

31 December 2011:

Ordinary shares, par value CHF 0.10 per share: 3,832,121,899 ordinary shares

(including 84,955,551 treasury shares)

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

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐            No  ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg CMCI Total Return ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca

$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca

$100,000,000 E-TRACS UBS S&P 500 Gold Hedged Index ETN due January 2040	NYSE Arca

$100,000,000 E-TRACS Dow Jones-UBS Commodity Index Total Return ETN due October 2039	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	NYSE Arca

$100,000,000 1xMonthly Short E-TRACS Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040	NYSE Arca

$100,000,000 2xMonthly Leveraged Long E-TRACS Linked to the Alerian MLP Infrastructure Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian Natural Gas MLP Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo® MLP Index due October 29, 2040	NYSE Arca

$100,000,000 E-TRACS Daily Long-Short VIX ETN due November 30, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo Business Development Company Index due April 26, 2041	NYSE Arca

$100,000,000 2×Leveraged Long E-TRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041	NYSE Arca

$100,000,000 E-TRACS Oil Futures Contango ETN due June 14, 2041	NYSE Arca

$100,000,000 E-TRACS Natural Gas Futures Contango ETN due June 14, 2041	NYSE Arca

$100,000,000 E-TRACS Next Generation Internet ETN due July 19, 2041	NYSE Arca

$100,000,000 Monthly 2xLeveraged E-TRACS Next Generation Internet ETN due July 19, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 1-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 2-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 3-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 4-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 5-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS Daily Short 6-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 1-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 2-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 3-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 4-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 5-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS 6-Month S&P 500 VIX Futures ETN due September 6, 2041	NYSE Arca

$100,000,000 E-TRACS ISE Solid State Drive Index ETN due September 13, 2041	NYSE Arca

$100,000,000 E-TRACS Monthly 2xLeveraged ISE Solid State Drive Index ETN due September 13, 2041	NYSE Arca

$100,000,000 E-TRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN due October 4, 2041	NYSE Arca

$100,000,000 E-TRACS Fisher-Gartman Risk On ETN due November 27, 2041	NYSE Arca

$100,000,000 E-TRACS Fisher-Gartman Risk Off ETN due November 27, 2041	NYSE Arca

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to reduce its Basel III risk-weighted assets in order to comply with future Swiss capital requirements without materially adversely affecting its profitability; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis of 2007-2009; (8) the effects on UBS’s cross-border banking business of international tax treaties recently negotiated by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not required because this Form 20-F is filed as an annual report.

Item 2.	Offer Statistics and Expected Timetable.

Not required because this Form 20-F is filed as an annual report.

Item 3.	Key Information

A – Selected Financial Data.

Please see Selected Financial Data on pages 440 to 443 and Statement of changes in equity on pages 292 to 293 of the Annual Report 2011 of UBS AG (the “Annual Report”) which is annexed hereto and forms an integral part hereof.

The exchange rate for the Swiss franc as reported by the Federal Reserve System (H.10 Weekly) on 29 February 2012 was CHF 0.9023 per USD 1. See page 440 of the Annual Report for additional exchange rate information.

Ratio of Earnings to Fixed Charges.

Please see page 443 of the Annual Report and Exhibit 7 to this Form 20-F.

B – Capitalization and Indebtedness.

Not required because this Form 20-F is filed as an annual report.

C – Reasons for the Offer and Use of Proceeds.

Not required because this Form 20-F is filed as an annual report.

D – Risk Factors.

Please see pages 50 to 56 of the Annual Report.

Item 4.	Information on the Company.

A – History and Development of the Company

1 – 3        Please see Corporate information on page 463 of the Annual Report.

4              Please see The making of UBS on pages 12 to 14 of the Annual Report.

5 – 7        Not applicable.

B – Business Overview.

1,2,5,7                Please refer to pages 7 and 30 to 46 of the Annual Report. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the consolidated financial statements (the “Financial Statements”) contained in the Annual Report, Segment reporting on pages 319 to 322 and Segment reporting by geographic location on page 323, respectively.

3 Please refer to Seasonal characteristics on page 28 of the Annual Report.

4 Not applicable.

6 None.

8 Please see Regulatory developments and Regulation and supervision on pages 19 to 21 and 47 to 49, respectively, of the Annual Report.

C – Organizational Structure.

Please see UBS and its businesses and Note 33 to the Financial Statements, Significant subsidiaries and associates, on pages 7 and 394 to 397 of the Annual Report.

D – Property, Plant and Equipment.

Please see Property, plant and equipment on page 444 and Notes 15 and 25 to the Financial Statements, Property and equipment and Operating lease commitments, on pages 335 and 358, respectively, of the Annual Report.

Information Required by Industry Guide 3

Please see Information required by industry guide 3 on pages 445 to 459 of the Annual Report. See also Selected financial data on pages 440 to 443 of the Annual Report for the return on equity attributable to UBS shareholders, return on average equity, return on average assets, dividend payout ratio and ratio of average equity to average assets.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

A – Operating Results.

Please see Key figures on page 6, Measurement of performance on pages 27 to 29, and UBS results on pages 62 to 81 of the Annual Report. For a discussion of operating results by business division, please refer to pages 82 to 110 of the Annual Report.

For information regarding the impact of foreign currency fluctuations, see Corporate currency management on page 152 of the Annual Report.

B – Liquidity and Capital Resources.

We believe that our working capital is sufficient for the company’s present requirements. Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For a detailed discussion, please see Liquidity and funding management on pages 144 to 150 and Capital management on pages 153 to 160 of the Annual Report.

For a discussion of UBS’s borrowings and cash flows, please see Balance sheet on pages 72 to 75 and Cash flows on pages 80 to 81 of the Annual Report.

Please see also Interest rate and currency management on pages 151 to 152 of the Annual Report and Note 19 to the Financial Statements, Financial liabilities designated at fair value and debt issued held at amortized cost, on pages 339 to 340 of the Annual Report.

C – Research and Development, Patents and Licenses, etc.

Not applicable.

D – Trend Information.

Please see Current market climate and industry drivers on pages 16 to 18 of the Annual Report.

E – Off-balance Sheet Arrangements.

Please see Off-balance sheet arrangements on pages 76 to 79 of the Annual Report and Notes 24 and 25 to the Financial Statements, Pledgeable off-balance-sheet securities and Operating lease commitments, respectively, on page 358 of the Annual Report.

F – Tabular Disclosure of Contractual Obligations.

Please see Contractual obligations on page 79 of the Annual Report.

Item 6.	Directors, Senior Management and Employees.

A – Directors and Senior Management.

1,2,3 Please see pages 204 to 208 and pages 212 to 216 of the Annual Report.

4, 5 None.

B – Compensation.

1 Please see pages 268 to 278 of the Annual Report and also Note 30 to the Financial Statements, Equity participation and other compensation plans, on pages 381 to 390 and Note 31 to the Financial Statements, Related parties, on pages 391 to 393 of the Annual Report.

2 Please see Note 29 to the Financial Statements, Pension and other post-employment benefit plans, on pages 375 to 380 of the Annual Report.

C – Board practices.

1 Please see pages 204 to 219 of the Annual Report.

2 Please see pages 272 to 278 of the Annual Report and Note 31 to the Financial Statements, Related parties, on pages 391 to 393 of the Annual Report.

3 Please see Audit committee and Human Resources and Compensation Committee on pages 209 to 210 of the Annual Report.

D—Employees.

Please see Our employees on pages 234 to 239 of the Annual Report.

E—Share Ownership.

Please see pages 273 to 277 in the Annual Report, Note 30 to the Financial Statements, Equity participation and other compensation plans, on pages 381 to 390 of the Annual Report and “Equity holdings” in Note 31 to the Financial Statements, Related parties, on page 391 of the Annual Report.

Item 7.	Major Shareholders and Related Party Transactions.

A—Major Shareholders.

Please see Group structure and shareholders on pages 197 to 198 of the Annual Report. The number of shares held by the respective shareholders listed in the “Shareholders registered in the UBS share register with 3% or more of shares issued” table on page 197 is as follows:

Shareholder	Number of shares held

Chase Nominees Ltd., London	419,533,402
DTC (Cede & Co.), New York	270,808,806
Government of Singapore Investment Corp., Singapore	245,481,682
Nortrust Nominees Ltd., London	160,917,513

The listed shareholders have the same voting rights as other shareholders of UBS.

At December 31, 2011, the portion of UBS ordinary shares held in the United States was 265,029,075 by 1,229 record holders.

B—Related Party Transactions.

Please see Loans on page 269 of the Annual Report, Note 31 to the Financial Statements, Related parties, on pages 391 to 393 of the Annual Report and Loans granted to BoD members on 31 December 2010/2011 and Loans granted to GEB members on 31 December 2010/2011 on page 278 of the Annual Report.

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

A—Consolidated Statements and Other Financial Information.

1, 2, 3, 4, 5, 6 Please see Item 18 of this Form 20-F.

7 Information on material legal and regulatory proceedings is in Note 21 to the Financial Statements, Provisions and contingent liabilities, on pages 341 to 348 of the Annual Report. For developments during the year, please see also Note 15, Provisions and contingent liabilities, in the Financial Information section in each of our quarterly reports: First Quarter 2011 Report, filed on Form 6-K dated April 26, 2011; Second Quarter 2011 Report, filed on Form 6-K dated July 26, 2011; Third Quarter 2011 Report, filed on Form 6-K dated October 25, 2011; and Fourth Quarter 2011 Report, filed on Form 6-K dated February 7, 2012. The Notes in each such Quarterly Report speak only as of their respective dates.

8 Please refer to Distributions to shareholders on page 159 of the Annual Report for a description of UBS’s dividend policy.

B—Significant Changes.

UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F. Please see Note 32 to the Financial Statements, Events after the reporting period, on pages 393 to 394 of the Annual Report.

Item 9.	The Offer and Listing.

A – Offer and Listing Details.

1,2,3,5,6,7 Not required because this Form 20-F is filed as an annual report.

4	Please see Stock exchange prices on page 160 of the Annual Report.

B—Plan of Distribution.

Not required because this Form 20-F is filed as an annual report.

C—Markets.

UBS’s shares are listed and traded on the SIX Swiss Exchange and the New York Stock Exchange. The symbols are shown on page 461 of the Annual Report.

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

U.S. holders of shares will receive dividend payments in U.S. dollars, unless they provide notice to our U.S. transfer agent, BNY Mellon Shareowner Services, that they wish to receive dividend payments in Swiss francs. The U.S. transfer agent will be responsible for paying the U.S. dollars or Swiss francs to registered holders, and for withholding any required amounts for taxes or other governmental charges. If the U.S. transfer agent determines, after consultation with us, that in its judgment any foreign currency received by it cannot be converted into U.S. dollars or transferred to U.S. holders, it may distribute the foreign currency received by it, or an appropriate document evidencing the right to receive such currency, or in its discretion hold such foreign currency for the accounts of U.S. holders.

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

Please see Capital structure on pages 199 to 201, Shareholders’ participation rights on pages 202 to 203 and Elections and terms of office on page 208 of the Annual Report.

C—Material Contracts.

The Fiscal Agency Agreement related to the loss-absorbing tier 2 note issued on 22 February 2012 is filed herewith as an exhibit. Please see the description of this note under Tier 2 capital on page 156 of the Annual Report.

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

The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, life insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell ordinary shares as part of a wash sale for tax purposes or holders whose functional currency for U.S. tax purposes is not the U.S. dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares through a tax-qualified retirement plan, nor generally to unvested UBS ordinary shares held under deferred compensation arrangements.

If a partnership holds UBS ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares.

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

On 1 January 2011, the Par Value Principle was replaced by the Capital Contribution Principle. Under the Capital Contribution Principle, the repayment of capital contributions, including share premiums made by the shareholders after December 31, 1996 is in principle no longer subject to Swiss withholding tax if certain requirements regarding the booking of these capital contributions are met. The Swiss Federal Tax Administration issued guidelines on how the Capital Contribution Principle has to be applied. Nevertheless certain aspects are still unclear and disputed respectively.

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

BNY Mellon Shareowner Services, the registrar for UBS AG shares in the United States, is offering tax reclamation services for the cash dividends.

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

For U.S. federal income tax purposes, a dividend will include a distribution characterized under Swiss law as a repayment of capital contributions if the distribution is made out of current or accumulated earnings and profits, as described above.

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

Subject to U.S. foreign tax credit limitations, the nonrefundable Swiss tax withheld and paid over to Switzerland will be creditable or deductible against the U.S. holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability, whether or not the refund is actually obtained. See “(a) Ownership of UBS Ordinary Shares – Swiss Taxation” above, for the procedures for obtaining a tax refund.

Transfers of UBS Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the UBS ordinary shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Please see Market risk on pages 133 to 139 of the Annual Report.

(b) Qualitative Information About Market Risk.

Please see Market risk on pages 133 to 139 of the Annual Report.

(c) Interim Periods.

Not applicable.

Item 12.	Description of Securities Other than Equity Securities.

A – Debt Securities

Not required because this Form 20-F is filed as an annual report.

B – Warrants and Rights

Not required because this Form 20-F is filed as an annual report.

C – Other Securities

Not required because this Form 20-F is filed as an annual report.

D – American Depositary Shares

1,2 Not required because this Form 20-F is filed as an annual report.

3,4 Not applicable.

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

(a) Disclosure Controls and Procedures.

Please see US regulatory disclosure requirements on page 221 of the Annual Report. See also Exhibit 12 to this Form 20-F.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

Please see Management’s Report on Internal Control over Financial Reporting on page 284 of the Annual Report.

(c) Attestation Report of the Registered Public Accounting Firm.

Please see Report of independent registered public accounting firm on internal control over financial reporting on pages 285 to 286 of the Annual Report.

(d) Changes in Internal Control over Financial Reporting.

Please see Update on internal control over financial reporting on page 283 of the Annual Report for a discussion of changes in UBS’s internal control over financial reporting identified in connection with the evaluation of such controls described therein.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16A.	Audit Committee Financial Expert.

Please see Audit committee on page 209 and Corporate governance on page 196 of the Annual Report.

Item 16B.	Code of Ethics.

The Code of Business Conduct and Ethics (the “Code”) was not amended in 2011. No waiver from any provision of the Code was granted to any employee in 2011.

The Code is published on our website under http://www.ubs.com/1/e/investors/corporategovernance/business_conduct.html.

Item 16C.	Principal Accountant Fees and Services.

Please see Auditors on pages 218 to 219 of the Annual Report. None of the non-audit services disclosed in the table on page 219 were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C ) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Please see Treasury share activities on page 159 of the Annual Report.

Item 16F.	Changes in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Please see Corporate governance on page 196 of the Annual Report.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

Please see the Financial Statements and the Notes to the Financial Statements on pages 280 to 410 of the Annual Report.

Item 19.	Exhibits.

Exhibit number	Description

1.1	Articles of Association of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed May 6, 2011)

1.2	Organization Regulations of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed January 4, 2012)

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Fiscal Agency Agreement dated 22 February 2012 between UBS AG, acting through its Jersey branch, and The Bank of New York Mellon, acting through its London Branch.

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS AG.

Please see Note 33 to the Financial Statements Significant subsidiaries and associates, on pages 394 to 397 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

UBS AG

/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

March 15, 2012

INDEX TO EXHIBITS

Exhibit number	Description

1.1	Articles of Association of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed May 6, 2011)

1.2	Organization Regulations of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed January 4, 2012)

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Fiscal Agency Agreement dated 22 February 2012 between UBS AG, acting through its Jersey branch, and The Bank of New York Mellon, acting through its London Branch.

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS AG.

Please see Note 33 to the Financial Statements Significant subsidiaries and associates, on pages 394 to 397 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

Annual Report 2011

Our performance in 2011

   Contents

2	Letter to shareholders
6	Key figures
7	UBS and its businesses
8	Our Board of Directors
10	Our Group Executive Board
12	The making of UBS

1.	Operating environment and strategy

16	Current market climate and industry drivers
19	Regulatory developments
22	Our strategy
27	Measurement of performance
30	Wealth Management
33	Retail & Corporate
35	Wealth Management Americas
38	Global Asset Management
42	Investment Bank
45	Corporate Center
47	Regulation and supervision
50	Risk factors

2.	Financial and operating performance

58	Critical accounting policies
62	UBS results
72	Balance sheet
76	Off-balance sheet
80	Cash flows
83	Wealth Management
86	Retail & Corporate
89	Wealth Management Americas
95	Global Asset Management
102	Investment Bank
108	Corporate Center

3.	Risk, treasury and capital management

112	Risk management and control
116	Credit risk
133	Market risk
140	Operational risk
142	Treasury management
144	Liquidity and funding management
151	Interest rate and currency management
153	Capital management
161	Basel 2.5 Pillar 3

4.	Corporate governance, responsibility and compensation

196	Corporate governance
222	Corporate responsibility
234	Our employees
242	Compensation

5.	Financial information

284	Consolidated financial statements
297	Notes to the consolidated financial statements
414	UBS AG Parent Bank financial statements
439	Additional disclosure required under SEC regulations (including industry guide 3)

Appendix

461	UBS registered shares
462	Information sources
464	Cautionary statement

Annual Report 2011

Letter to shareholders

Dear shareholders,

For the financial year 2011 we report a net profit attributable to UBS shareholders of CHF 4.2 billion and diluted earnings per share of CHF 1.08. During the year we strengthened our industry-leading capital position, with our Basel II tier 1 capital ratio increasing significantly to 19.6% from 17.8%, and our Basel 2.5 tier 1 capital ratio rising to 15.9%. We attracted significant net new money inflows despite the challenging operating environment, recording combined net inflows in our wealth- and asset-gathering businesses of almost CHF 40 billion. We have also made progress in reducing both risk-weighted assets and costs and, taking into account the challenges we faced, the performance of our businesses gives us great confidence in the firm’s future. We are therefore proposing to pay a dividend1 to our shareholders for the financial year 2011 of CHF 0.10 per share, subject to shareholder approval at our Annual General Meeting of Shareholders (AGM) in May.

2011 was challenging for the firm and the industry as a whole. Markets were affected by ongoing concerns surrounding eurozone sovereign debt, the European banking system, the US federal budget deficit and economic growth issues, all of which affected client confidence. Activity levels were very subdued as many investors sought out safe haven investments, including in the Swiss franc, and remained on the sidelines of markets for most of the second half of the year. We also faced our own challenges, as in September we discovered unauthorized trading that led to a loss of CHF 1.8 billion.

During the year, it became increasingly clear that higher regulatory capital and liquidity requirements would put pressure on structures and business models throughout the industry, fundamentally impacting many business areas, most notably for investment banks. In light of the changed market environment and more stringent regulatory requirements, the Board of Directors and Group Executive Board re-evaluated the Group’s strategy to ensure we continue to place our clients at the center of everything we do and with the ultimate goal of delivering more attractive and sustainable returns in future. The results of this re-evaluation were presented at our Investor Day 2011.

Our future strategic course has now been set: our wealth management businesses globally and our universal bank in Switzerland are central to our strategy. In order to serve the needs of our core wealth management clients, our Global Asset Management business and our Investment Bank must each be strong and successful in meeting the needs of their clients. Going forward, our Investment Bank will be less complex and less capital intensive. It will focus firmly on its corporate, institutional, sovereign, ultra high net worth, wealth management and other clients and will be an important partner to them. Only a competitive and successful Investment Bank will enable us to take our wealth management businesses to the next level.

Our plans build on the strengths of all of our businesses together with our leading capital and sound liquidity and funding profile. The new operating environment will require the industry to build capital and improve capital efficiency. In line with our desire to reduce complexity and drive high-quality risk-adjusted returns, by 2016 we aim to reduce risk-weighted assets in the Investment Bank and in the legacy portfolio together by 50% compared with 30 September 2011 levels calculated on a pro forma Basel III basis.

We believe our leading capital position gives us a distinct competitive advantage, and we are determined to build on this strength to maintain that advantage in the Basel III banking environment. FIN-MA, our Swiss regulator, will require that systemically important banks such as UBS hold significantly higher levels of total capital in future. We made good progress towards achieving our strategic target of a common equity tier 1 ratio of 13% under Basel III, well above FINMA’s minimum requirements, ending the year with an estimated ratio of 10.8%. As a further step towards meeting these more stringent requirements, we also initiated an issuance program of loss-absorbing capital in February 2012, with a USD 2 billion inaugural issue. We continued to reduce risk-weighted assets and, in the fourth quarter alone, we achieved a 5% reduction in pro forma Basel III risk-weighted assets2. We are determined to build on this progress over coming quarters, and we are confident that our targeted capital structure, which is well in excess of international core capital requirements, will bolster confidence further in the firm. The more stringent Basel III capital and liquidity requirements will likely lead to greater competition for stable sources of funding, both secured funding and deposits, and to increased funding costs. Our sound funding position, derived from our wealth management businesses and our Retail & Corporate business, reinforces our financial position further.

In line with our new strategy, we updated our financial targets for our business divisions and the Group, underlined our determina-

1  The term “dividend” is used throughout the report, notwithstanding that for Swiss tax purposes the distribution is characterized as a payment from capital contribution reserves. Refer to the “Statement of appropriation of retained earnings” of the Parent Bank in the “Financial information” section of this report for more information.  2  Our pro forma Basel III risk-weighted assets calculation is a combination of the existing Basel 2.5 risk-weighted assets, a revised treatment for securitization exposures which applies a fixed risk weighting, as well as several new capital charges which require the development of new models and calculation engines. Our pro forma Basel III risk-weighted assets are based on estimates of the impact of these new capital charges, and will be refined as we progress with our implementation of the new models and associated systems.

2

Sergio P. Ermotti Group Chief Executive Officer         Kaspar Villiger Chairman of the Board of Directors

Annual Report 2011

Letter to shareholders

tion to control costs and announced our intention to implement a progressive capital returns policy, beginning with the CHF 0.10 dividend we propose to pay this year.

We are well advanced in implementing our CHF 2 billion cost reduction program announced in July, and we expect to see more of the benefits as a result of these measures coming through in 2012 and 2013. We remain vigilant on costs and will continue to seek additional efficiencies by exploring opportunities to lower the structural cost base of the firm. As already stated, our capacity for further tactical cost-cutting measures is limited and we must focus on strategic changes which go to the heart of our organizational design and structures. In addition, we will monitor markets actively and, if conditions deteriorate materially, we will take further measures to reduce our cost base.

Despite the challenges we faced in 2011, most of our businesses delivered improved profitability compared with the prior year. Wealth Management reported a pre-tax profit of CHF 2.7 billion, up from CHF 2.3 billion in 2010. Wealth Management Americas made notable progress reporting a pre-tax profit of CHF 534 million compared with a loss of CHF 130 million in the prior year, and our Retail & Corporate business recorded a pre-tax profit of CHF 1.9 billion, up from CHF 1.8 billion, attracting the highest level of new client assets since 2007. Together, these businesses delivered a 30% increase in pre-tax profits compared with the previous year. We also saw a marked improvement in our net new money performance across our wealth management businesses. Wealth Management’s net new money improved significantly, with net inflows of CHF 23.5 billion compared with net outflows of CHF 12.1 billion in 2010, reflecting improvements in all regions and client segments. Wealth Management Americas attracted net new money inflows of CHF 12.1 billion compared with outflows of CHF 6.1 billion in 2010. This turnaround reflects the success we have had in both retaining and recruiting experienced financial advisors during the year.

In a difficult year for the asset management industry, our Global Asset Management business reported a pre-tax profit of CHF 428 million. Although de-risking continued to dominate investors’ decisions, the business achieved an increase in total net new money during 2011. Notably, we attracted net inflows from third-party clients of CHF 12.2 billion, excluding money market flows. Clients continued to recognize the strengths of the business’s diversified product range and, in particular, its leading alternative investment offerings and fast-growing passive capabilities. Expanding these areas remains a key strategic objective for the business in order to capture the opportunities presented by the longer-term industry trends.

A reduction in volumes and client activity as well as the strengthening of the Swiss franc impacted the Investment Bank’s result for the year, as did the CHF 1.8 billion loss associated with the unauthorized trading incident in September. As soon as this incident was discovered we acted swiftly to mitigate its effects on the firm and our shareholders. We were deeply disappointed by this occurrence and we have already taken action designed to reinforce our control framework and we remain committed to ensuring that we address any further recommendations that come out of the ongoing independent investigations quickly and decisively. Despite these circumstances, the business reported a pre-tax profit of CHF 154 million, and a number of our businesses in the Investment Bank delivered notable performances. Our cash equities exchange market share rose slightly compared with 2010 levels, and revenues in our macro business rose to CHF 2.6 billion, an increase of 15% reflecting higher revenues across all interest rates business lines. Our foreign exchange business took advantage of market volatility in the second half of 2011, bolstered by the investments we have made in our new e-trading platform. In our advisory business, our market share and revenues increased as our efforts to build client relationships bore fruit. Additionally, the business successfully reduced its risk-weighted assets, something that is fundamental to its overall strategy and that will enable the business to deliver attractive and sustainable returns in future.

In September, the Board of Directors accepted the resignation of Oswald J. Grübel. We would like to reiterate our gratitude to him for the outstanding contribution he made to the firm. In November, the Board confirmed the appointment of Sergio P. Ermotti as Group Chief Executive Officer with immediate effect. Chairman of the Board Kaspar Villiger announced his decision not to stand for reelection and, as a result, Axel Weber has been proposed to succeed as Chairman, subject to his election at this year’s AGM. In addition, we announced that Beatrice Weder di Mauro and Isabelle Romy will be nominated for election to the Board and, if elected, they will bring with them invaluable experience and expertise to strengthen the Board further. Bruno Gehrig has decided not to stand for reelection and we would like to express our thanks to Bruno for his exceptional contribution and great commitment since joining the Board in 2008 during some testing times for the firm.

Over the coming months, we will continue to mark our 150th anniversary by expressing our gratitude to all those who have supported us over the years, and by giving back to the communities we belong to across the globe, with a particular focus on projects promoting education and entrepreneurship. Our employees will be able to share this experience and will have the opportunity to volunteer for regional fundraising and other events that will bring long-lasting benefits to the communities in which they live and work.

Looking ahead, 2012 will be a year of progress for the Group. We will continue our efforts to drive efficiencies throughout the firm, we will drive home our distinct competitive advantages by continuing to strengthen our capital position and we will ensure that we continue to place our clients at the center of everything we do. We believe our clients will continue to place great value in safety and stability and will look to us more than ever to provide the best possible advice and solutions to help them achieve their investment aims. 2012 will also be a year of transition for the Investment Bank as we continue the process of reducing risk-weighted assets and reshaping the business to ensure its future success. By achieving our strategic objectives in a disciplined and timely manner, we are confident we will be able to provide more attractive and sustainable returns to our shareholders.

15 March 2012

Yours sincerely,

UBS

Kaspar Villiger	Sergio P. Ermotti
Chairman of the	Group Chief
Board of Directors	Executive Officer

Annual Report 2011

Key figures

	As of or for the year ended
CHF million, except where indicated	31.12.11	31.12.10	31.12.09

Group results

Operating income	27,788	31,994	22,601

Operating expenses	22,439	24,539	25,162

Operating profit from continuing operations before tax	5,350	7,455	(2,561)

Net profit attributable to UBS shareholders	4,159	7,534	(2,736)

Diluted earnings per share (CHF)[1]	1.08	1.96	(0.75)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	8.5	16.7	(7.8)

Return on risk-weighted assets, Basel II, gross (%)	13.7	15.5	9.9

Return on assets, gross (%)	2.1	2.3	1.5

Growth

Net profit growth (%)[3]	(44.8)	N/A	N/A

Net new money (CHF billion)[4]	42.4	(14.3)	(147.3)

Efficiency

Cost/ income ratio (%)	80.5	76.5	103.0

Capital strength

BIS tier 1 ratio, Basel 2.5 (%)[5]	15.9

BIS tier 1 ratio, Basel II (%)[5]	19.6	17.8	15.4

FINMA leverage ratio (%)[6]	5.4	4.4	3.9

Balance sheet and capital management

Total assets	1,419,162	1,317,247	1,340,538

Equity attributable to UBS shareholders	53,447	46,820	41,013

Total book value per share (CHF)[6]	14.26	12.35	11.65

Tangible book value per share (CHF)[6]	11.68	9.76	8.52

BIS total ratio, Basel 2.5 (%)[5]	17.2

BIS total ratio, Basel II (%)[5]	21.6	20.4	19.8

BIS risk-weighted assets, Basel 2.5[5]	240,962

BIS risk-weighted assets, Basel II5	198,494	198,875	206,525

BIS tier 1 capital, Basel 2.5[5]	38,370

BIS tier 1 capital, Basel II5	38,980	35,323	31,798

Additional information

Invested assets (CHF billion)	2,167	2,152	2,233

Personnel (full-time equivalents)	64,820	64,617	65,233

Market capitalization[7]	42,843	58,803	57,108

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.   2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.  4  Excludes interest and dividend income.  5  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  6  Refer to the “Capital management” section of this report for more information.  7  Refer to the appendix “UBS registered shares” in this report for more information.

The 2011 results and the balance sheet in this report differ from those presented in our fourth quarter 2011 report issued on 7 February 2012. The net impact of adjustments made subsequent to the publication of the unaudited fourth quarter 2011 financial report on net profit attributable to UBS shareholders was a loss of CHF 74 million, which decreased basic and diluted earnings per share by CHF 0.02.

è

Refer to the “Certain items affecting our results in 2011” sidebar in the “Group results” section and to “Note 32 Events after the reporting period” in the “Financial information” section of this report for more information

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will drive further growth and expand our premier wealth management franchise. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 65,000 people. Under Swiss company law, we are organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland. Starting with the first quarter of 2012, we will report Wealth Management and Retail & Corporate as separate business divisions, and will no longer report Wealth Management & Swiss Bank which will cease to be a business division.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and (starting with the first quarter 2012 reporting) the legacy portfolio formerly in the Investment Bank.

Annual Report 2011

Our Board of Directors

The Board of Directors (BoD) is our most senior body. Under the leadership of the Chairman, it determines the strategy of the Group based upon the the recommendations of the Group Chief Executive Officer (Group CEO). It exercises ultimate supervision of management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the head of Group Internal Audit as well as supervising and setting appropriate risk management and control principles for the firm. With the exception of its current Chairman, Kaspar Villiger, all members of the BoD are independent.

1  Kaspar Villiger Chairman of the Board of Directors, Chairperson of the Governance and Nominating Committee and member of the Corporate Responsibility Committee  2  Michel Demaré Independent Vice Chairman, member of the Audit Committee and the Governance and Nominating Committee  3  David Sidwell Senior Independent Director, Chairperson of the Risk Committee and member of the Governance and Nominating Committee  4  Rainer-Marc Frey Member of the Audit Committee and the Risk Committee  5  Bruno Gehrig Member of the Governance and Nominating Committee and the Human Resources and Compensation Committee  6  Ann F. Godbehere Chairperson of the Human Resources and Compensation Committee, member of the Audit Committee and the Corporate Responsibility Committee  7  Axel P. Lehmann Member of the Governance and Nominating Committee and the Risk Committee  8  Wolfgang Mayrhuber Chairperson of the Corporate Responsibility Committee and member of the Human Resources and Compensation Committee  9  Helmut Panke Member of the Human Resources and Compensation Committee, member of the Risk Committee  10  William G. Parrett of Chairperson of the Audit Committee  11  Joseph Yam Member of the Corporate Responsibility Committee and the Risk Committee

Annual Report 2011

Our Group Executive Board

The management of the firm is delegated by the BOD to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

1  Sergio P. Ermotti Group Chief Executive Officer  2  Markus U. Diethelm Group General Counsel  3  John A. Fraser Chairman and CEO Global Asset Management  4  Lukas Gähwiler CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank  5  Carsten Kengeter Chairman and CEO Investment Bank  6  Ulrich Körner Group Chief Operating Officer, CEO Corporate Center and CEO UBS Group Europe, Middle East and Africa  7  Philip J.  Lofts Group Chief Risk Officer  8  Robert J.McCann CEO Wealth Management Americas and CEO UBS Group Americas  9  Tom Naratil Group Chief Financial Officer  10  Alexander Wilmot-Sitwell Co-Chairman and co-CEO of UBS Group Asia Pacific  11  Chi-Won Yoon Co-Chairman and co-CEO of UBS Group Asia Pacific  12  Jürg Zeltner CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank

Annual Report 2011

The making of UBS

In 2012, UBS celebrates its 150th anniversary. This important milestone in our long history serves to demonstrate the firm’s established and pivotal role in the development and growth of Swiss banking traditions.

The heritage of the banking industry in Switzerland can be traced back to its origins in medieval times. This long history may help explain the widespread impression, reinforced in popular fiction, that Switzerland has always possessed a strong financial sector. In reality, the size and international reach of the Swiss banking sector we know today is largely a product of the second half of the 20th century, strongly influenced by two banks: Union Bank of Switzerland and Swiss Bank Corporation (SBC), which merged to form UBS in 1998.

At the time of the merger, both banks were already well established and successful in their own right. Union Bank of Switzerland celebrated its 100th anniversary in 1962, tracing its origins back to the Bank in Winterthur. SBC marked its centenary in 1972 with celebrations in honor of its founding forebear, the Basler Bankverein. The historical roots of PaineWebber, acquired by UBS in 2000, go back to 1879, while S.G. Warburg, the central pillar upon which today’s Investment Bank was built, commenced operations in 1946.

1830
1840
1850
1860
1870
1880
1890
1900
1910
1920
1832
Dillon Read & Co.
1936
Potter Partners
1862
Basler Handelsbank
1882
Basler Depositenbank
1895
Basler & Zürcher Bankverein
1856
Bankverein
1872
Basler Bankverein
1897 Swiss Bank Corporation
1889
Zürcher Bankverein
1889
Schweiz. Unionbank
1832
Schröder Münchmeyer Hengst & Co.
1895
Phillips & Drew
1863
Eidgenössische Bank
1863
Toggenburger Bank
1862
Bank in Winterthur
1912 Union Bank of Switzerland
1872
Aargauische Kreditanstalt
1919
1863
Bank in Baden
1915
1914
Blyth, Eastman Dillon & Co.
1919
Mitchell Hutchins, Inc.
1880
Paine & Webber
1879
Jackson & Curtis

In the early 1990s, SBC and Union Bank of Switzerland were both commercial banks operating mainly out of Switzerland. The banks shared a similar vision: to become a world leader in wealth management, a successful global investment bank, and a top-tier global asset manager while remaining an important commercial and retail bank in their home market of Switzerland.

Union Bank of Switzerland, the largest and best-capitalized Swiss bank of its time, pursued these goals primarily through a strategy of organic growth. In contrast, SBC, then the third-largest Swiss bank, grew through a combination of partnership and acquisition. In 1989, SBC started a joint venture with O’Connor, a leading US derivatives firm noted for its dynamic and innovative culture, its meritocracy and its team-oriented approach. O’Connor brought state-of-the-art risk management and derivatives technology to SBC, and in 1992 SBC moved to fully acquire O’Connor. In 1994, SBC added to its capabilities when it acquired Brinson Partners, a leading US-based institutional asset management firm.

The next major milestone was in 1995, when SBC acquired S.G. Warburg, the British merchant bank. The deal helped SBC fill a strategic gap in its corporate finance, brokerage, and research capabilities and, most importantly, brought with it an institutional client franchise that remains crucial to our equities business to this day.

The 1998 merger of SBC and Union Bank of Switzerland into the firm we know today created a world-class wealth manager and the biggest universal bank in Switzerland complemented by a strong investment bank and a leading global institutional asset manager. In 2000, UBS grew further with the acquisition of PaineWebber, establishing the firm as a significant player in the US. Since 2000, UBS has built a strong presence in the Asia Pacific region and the emerging markets. Our new global reach found expression through our new global UBS brand identity introduced in 2003.

Annual Report 2011

The firm’s progress was reflected by the fact that 2006 was the most successful year in our history. However, in 2007 the effects of the global financial crisis started to be felt across the financial industry. This crisis had its origins in the structured financial product business linked to the US residential real estate market. Between the third quarter of 2007 and the fourth quarter of 2009, UBS incurred losses of more than CHF 50 billion on these assets and received an equity investment from the Swiss Confederation concurrent with the Swiss National Bank’s establishment of a fund to purchase illiquid securities and other positions from UBS. UBS responded with decisive action designed to reduce its risk exposures and stabilize its businesses. More recently, UBS increased its capital strength to meet new and enhanced industry-wide regulatory requirements, as well as better equipping the firm for the new post-crisis market realities.

Over the past few years, we have successfully reduced our balance sheet and legacy positions: compared with the end of 2008, our balance sheet is over half a trillion Swiss francs smaller and our Basel II risk-weighted assets are approximately 35% lower. Today, our Basel 2.5 tier 1 capital ratio is one of the highest in the industry. We will continue to build on this strength as well as on our stable funding and sound liquidity positions by leveraging the complementary capabilities of all our businesses to generate sustainable returns. With our focus on putting clients at the center of everything we do, increasing collaboration across the firm, building capital and continuing to reduce risk-weighted assets, while remaining vigilant on costs, we believe UBS will be able to deliver sustainable earnings and increasingly attractive returns to our shareholders. We have every reason to be confident about our future.

è	For a full overview of UBS’s history, please see the interactive timeline at http://www.ubs.com/history

Celebrating our 150th anniversary

In 2012, we are celebrating our firm’s 150th anniversary. Our celebrations focus on enhancing our social and charitable commitments around the world. We want to build on our legacy by strengthening and deepening our business relationships, and by helping the communities in which we live and work through long-lasting and valuable programs. Last but not least, our activities in 2012 signal that UBS is looking to the future with optimism and confidence.

There are a wide range of activities planned during the year, including celebrations for selected guests in Switzerland and our main business locations around the globe. Overall, we are hosting 25 client events in the Asia Pacific region, Europe, the US and South America.

Additionally, we are using this opportunity to launch our global “Excellence in Volunteering” award. Employees around the world who give of their time freely to help their local community are eligible to receive one of 150 awards in recognition of outstanding achievement. We are focusing on projects that promote education and entrepreneurship, the two umbrella themes for our community affairs activities. These include the Young Enterprise Switzerland project, The Bridge Academy in Hackney in London, Investing for Success in the Americas as well as community employee engagement programs in the Asia Pacific region.

In Switzerland, our home market, we will host a small birthday celebration in all UBS branches on 25 June 2012, the actual date of UBS’s founding 150 years ago. The bank will present an anniversary leisure offering to both clients and the general public.

In addition, the UBS Kids Cup is holding a special competition and will distribute gifts to young Swiss athletes who participated in the competition. Through our partnership with Stiftung Landschaftsschutz Schweiz, UBS volunteers can engage in a variety of projects designed to protect and conserve the natural beauty of the Swiss countryside. In Switzerland UBS is also offering social, environmental and educational charities additional help both through financial support and volunteers.

If you would like to find out more about our 150th anniversary celebrations then go to http://www.ubs.com/150years.

Operating

environment

and strategy

Operating environment and strategy

Current market climate and industry drivers

Current market climate and industry drivers

Sovereign debt stress continues to test financial stability

The start of 2011 was characterized by a modest global economic recovery. Thereafter, the markets were affected by ongoing concerns surrounding eurozone sovereign debt, the European banking system and US federal budget deficit issues, as well as renewed uncertainty about the global economic outlook in general. As a result, volatility increased in the markets and investor activity levels fell significantly, especially in the second half of the year. Switzerland was perceived as a safe haven by investors and the resulting appreciation of the Swiss franc led the Swiss National Bank (SNB) to intervene in early September, announcing that it would not tolerate an exchange rate of less than CHF 1.20 per euro.

Growth in 2011: subdued initial recovery stymied by macroeconomic and sovereign concerns

In the early part of 2011, the world experienced a subdued, two-speed recovery. Developed economies continued to grow modestly but steadily, though unemployment remained high. At the same time, activity in many emerging markets, which came out of the crisis relatively unscathed, was buoyant, though coupled with some inflationary pressures and risks of overheating. Monetary policy was highly accommodative, especially in advanced economies (central bank interest rates remained low) and fiscal policy provided additional stimulus globally. Bond and equity markets generally rebounded.

From the second quarter onwards, the global economy entered a new phase. Economic activity slowed markedly, as the earthquake and tsunami in Japan affected the global supply chain, unrest in the Middle East caused oil prices to rise and the sovereign debt crisis escalated considerably.

In the US, growth lagged behind that of previous recoveries, especially as difficulties in the housing market persisted, dampening consumer demand, while in Europe, the debt crisis spread increasingly beyond weaker countries and began to challenge core countries as well. As the “Arab spring” changed the political landscape in the Middle East and North Africa, it also impacted economic activity in the region. Finally, growing concerns over problems affecting China’s real estate market and banking sector in particular increased fears of a possible hard landing for the country’s economy.

After the financial crisis of 2008 and 2009, the public sector replaced the private sector in sustaining aggregate demand. In 2011, however, the public sector also started to retrench in many countries due to heightened pressure on public finances. At the same time, the macroeconomic environment and forthcoming regulatory overhaul prompted banks to deleverage, exacerbating the situation further.

Sovereign stress: eurozone debt crisis and political deadlock around the US debt ceiling

The European sovereign debt crisis was one of the most significant factors influencing global financial markets through most of 2011, with market pressure eventually reaching the eurozone core countries. Following initial stabilization packages for Greece and Ireland in 2010, the early part of the year saw European leaders agreeing to a bail-out of Portugal and negotiations on a second support package for Greece. However, these actions, combined with the creation of a permanent stabilization fund, failed to prevent yields on Spanish and Italian bonds from rising sharply from August onward.

In autumn, a reinforced “three-pronged” agreement on measures to alleviate the pressure on Greece by European leaders, including a reduction in the net present value of Greek sovereign debt held by the private sector, a top-up for the eurozone bailout fund and requirements for European banks to hold more capital, also proved to be insufficient in preventing a further escalation of the crisis. While yields for debt issued by Spain and Italy rose further, core countries, including France, were also challenged. Following another round of talks, eurozone countries and other EU members agreed to press ahead with an intergovernmental treaty enshrining new budgetary rules to tackle the crisis. Towards the end of the year, the European Central Bank announced two longer-term refinancing operations which contributed to the stabilization of financial markets going into the early part of 2012. Nonetheless, discussions on measures and support for Greece were ongoing in early 2012.

As a consequence of these developments, 12 out of 17 euro-zone countries were downgraded by rating agencies; France and Austria lost their Standard & Poor’s AAA status in early 2012.

Meanwhile, politicians from the Democratic and Republican parties in the US struggled to reach an agreement to increase the US debt ceiling, the limit beyond which the US Department of the Treasury may not borrow. After the debt ceiling was initially reached in April without a political solution, extraordinary measures were taken to allow the government to continue functioning. A last-minute agreement was finally reached at the end of July.

The political stalemate prompted Standard & Poor’s to downgrade the US from AAA to AA+ in August, quoting reduced confidence in the government’s ability to manage its finances. As the deadlock continued, the Congressional super committee set up to find ways to reduce the budget deficit also failed to reach an agreement.

Nevertheless, the US dollar remained the world’s main reserve currency and yields on US 10-year government bonds fell to below 2% by the end of the year, while the labor market showed signs of slow improvements.

Operating environment and strategy

Foreign exchange markets: Swiss franc appreciation leads to Swiss National Bank intervention

Switzerland was seen as a safe haven by investors amid a deteriorating economic environment. The Swiss franc appreciated strongly against most major currencies during the first half of 2011. By early August, it neared parity with the euro in light of these developments, on 6 September 2011 the SNB set a minimum rate of CHF 1.20 per euro, arguing that the massive overvaluation of the Swiss franc posed an acute threat to the Swiss economy and carried the risk of deflation. The SNB stressed that it would defend this rate with the utmost determination and was prepared to buy foreign currency in unlimited quantities. Since the announcement, the Swiss franc has fluctuated but remained slightly above the rate of CHF 1.20 per euro. However, the SNB has said the franc’s value remains high even at a rate of CHF 1.20 per euro, and unless the Swiss franc weakens further, additional SNB measures cannot be ruled out.

Outlook

Sovereign debt concerns will continue to dominate the market environment in 2012. While the world economy is expected to grow slightly below 3% for the year, high uncertainty in the eurozone remains the main factor weighing on growth prospects in the region, leading to a recessionary outlook. However, this should not be sufficient to derail recovery in the US and emerging economies. Against this backdrop and as inflation pressures remain limited, monetary policy in developed economies will probably remain very accommodative up to at least well into 2013.

Industry drivers

Regulation driving structural and business model changes

Following the 2008/2009 financial crisis, regulators and legislators in major financial centers embarked on a path toward significantly stricter regulation of financial services. This remains the biggest driver of structural and business model changes in the industry. At the same time, regulatory uncertainty persists, hindering the necessary adaptation process and presenting a major obstacle to future growth.

On the one hand, such far-reaching legal reforms as the Independent Commission on Banking’s recommendations for the ring-fencing of retail activities in the UK, the US Volcker rule prohibiting proprietary trading and, to some extent, the Swiss “too-big-to-fail” law are forcing substantial structural changes on banks. While implementation timetables extend over the next few years, banks must already start considering the implications, plan ahead and adjust their business models accordingly.

    On the other hand, new rules requiring banks to hold more capital and liquidity, starting with the Basel III international standards, are impacting the relative attractiveness of certain businesses and will generally pressure banks’ returns on equity. More than ever, regulatory capital is becoming a key constraint for banks, and this will have a fundamental impact on the investment banking business. Over time, this is likely to lead to a new equilibrium characterized by greater industry concentration, higher pricing, and reduced levels of compensation. Meanwhile, the increased liquidity needs resulting from the Basel III liquidity coverage ratio and net stable funding ratio are likely to lead to increased competition for both secured funding and deposits as a stable source of funding, thus leading to higher funding costs. As a consequence, banks are expected to focus even more on fee-generating businesses that require less capital and funding, with the resulting increased competition in these businesses putting pressure on returns as well.

Regulation is putting pressure on banking models to become simpler and more transparent, more risk-averse and less leveraged. As an indirect consequence of reform, consumers are likely to pay higher costs for banking services, while credit extended to companies is already being constrained or made more expensive.

è	Refer to the “Regulatory developments” section of this report for more information

Macroeconomic environment impacting the industry

A low-yield environment and flat yield curve, as well as very low growth, put pressure on net interest margins, while clients became more risk averse, undermining activity levels and trading volumes, especially in the second part of 2011. At the same time, investors adopted a risk-on, risk-off approach, resulting in increased correlation and volatility in the market. Together with regulatory changes, this made the operating environment particularly challenging for the banking industry which led to lower revenues and earnings, resulting in many banks taking measures to reduce costs, including redundancies.

Funding stability: a key near-term market challenge

Obtaining sufficient medium- and long-term funding across all tenors to maintain a cost efficient and properly balanced liquidity and funding position was one of the key challenges for banks in 2011’s difficult market conditions, particularly in the second half of the year. Market turmoil, especially in Europe, disrupted both short-term and long-term unsecured funding markets. The cost of raising new long-term unsecured funding remained well above pre-crisis levels, while the securitization markets were partially closed.

    Many banks that were challenged to fulfill their appropriate funding requirements sourced liquidity from central banks. Starting in summer 2011, some European banks experienced a rather acute shortage of USD funding, as US money market funds significantly reduced their exposure to European banks. Differences in funding costs between the strongest banks and those perceived by the market as weaker are already increasing, and financial strength will continue to be a strong competitive advantage for the foreseeable future.

è	Refer to the “Liquidity and funding management” section of this report for more information

Operating environment and strategy

Current market climate and industry drivers

Pressure on client confidentiality is materially changing the environment for Swiss banks

Pressure on client confidentiality continues to increase worldwide. In this context, Switzerland signed withholding tax agreements with Germany and the UK in 2011. Under the agreements, persons resident in Germany and in the UK can have their existing banking relationships in Switzerland retrospectively taxed either by making a one-time tax payment or by disclosing their accounts. If implemented, future investment income and capital gains of German and British bank clients in Switzerland (which are not disclosed) will be subject to a final withholding tax, with Switzerland transferring the proceeds to the

German and British authorities. The tax agreements are currently pending approval of the parliaments in all three countries and, if approved, should enter into force in early 2013. Additional discussions are likely to occur between Switzerland and other countries. The pressure on client confidentiality will have an impact on the business of banks serving cross-border clients, particularly in Switzerland. As a consequence, banks such as UBS will need to adapt to new client demands, rethink their cross-border value propositions and make significant efforts to ensure operational readiness and compliance. This is likely to be a challenge for smaller banks and is expected to lead to further consolidation in the sector.

Operating environment and strategy

Regulatory developments

In 2011, designing policy measures to address the “too-big-to-fail” issue was the key regulatory focus. Switzerland’s parliament adopted a law to define the regulatory framework for the country’s largest banks, while the G20 heads of states endorsed a set of measures for global systemically important banks, including additional loss absorbency requirements, standards on effective resolution regimes and stricter supervision.

Swiss “too-big-to-fail” law

Following the recommendations presented in October 2010 by the Commission of Experts appointed by the Swiss Federal Government, the political process continued around the “too-big-to-fail” law to define the framework for the largest banks in Switzerland.

The Federal Council issued an initial text for consultation between December 2010 and March 2011 and presented the draft law and explanatory notes to the Swiss parliament in April 2011. Following the parliamentary process, the law (a revision of the Swiss banking law or Bankengesetz) was finally adopted on 30 September 2011. This revision applies to systemically important Swiss banks as designated by the Swiss National Bank, currently only UBS and Credit Suisse. Finally, in December 2011, the Swiss Federal Department of Finance (FDF) launched a consultation on the changes to the banking and capital adequacy ordinances necessary to implement the “too-big-to-fail” law. This consultation lasted until 16 January 2012.

Key elements of the law and of the draft ordinances as proposed for consultation include the following:

1.

Capital: higher capital requirements than for other banks, to be determined by the Swiss Financial Market Supervisory Authority (FINMA). We expect the capital requirements to consist of (i) a minimum of 4.5% (of risk-weighted assets (RWA)) in the form of common equity tier 1, (ii) a buffer of 8.5% composed of a minimum of 5.5% common equity tier 1 and up to 3% of high-trigger contingent capital, and (iii) a progressive component based on market share and aggregate exposure that can be fulfilled with low-trigger contingent capital. Accordingly, the progressive component is currently expected to amount to 6%, bringing total capital requirements to 19%. The ordinances also contain provisions for a leverage ratio.

2.

Organization: each systemically important bank is required to produce an emergency plan, demonstrating how their systemically important functions within Switzerland can be maintained in case of impending insolvency.

3.	Liquidity and risk: banks will be subject to tighter liquidity and enhanced risk diversification requirements.

The law contains a review clause to allow for future international policy developments to be taken into account. Also, the largest banks are eligible for a capital rebate, if they take actions that facilitate recovery and resolvability beyond ensuring that systemically important functions are maintained in case of insolvency.

The ordinances implementing the “too-big-to-fail” law must now be presented to the Swiss parliament for approval during the course of 2012. They are expected to come into force on 1 January 2013. Thereafter, UBS must comply with the new rules, based on a transitional timetable lasting until the beginning of 2019.

è	Refer to the “Capital management” section of this report for more information

Proposals for the introduction of macroprudential measures in Switzerland

In November 2011, the FDF issued a consultation for the introduction of a countercyclical capital buffer in Switzerland. According to the proposal, the buffer would apply in principle to all risk-weighted positions in Switzerland, but its scope can be limited to certain sectors of the economy, for example, to credit positions related to the Swiss mortgage market. It would be capped at 2.5% of the risk-weighted positions in Switzerland. It would be the Swiss National Bank’s responsibility to request activation of the buffer, spelling out its scope and the size in percentage terms applicable to each affected category of risk-weighted positions. The Federal Council would have to take the ultimate decision on any proposed activation. These capital requirements would have to be satisfied with common equity tier 1. The FDF estimates the impact on the two large banks in terms of additional capital requirements to be between 0.1% and 0.6% of RWA, depending on the scope and size of the buffer. These capital requirements would be in addition to all other capital requirements to which banks in Switzerland are subject. Following the FDF’s review of the various consultation responses, the effective date of implementation of the proposal – not synonymous with the potential activation date of the buffer – could be in the first half of 2012.

Separately, the FDF issued a consultation paper outlining proposed changes to the capital adequacy ordinance focusing on increased capital requirements for mortgage loans secured by residential properties. The proposal includes higher risk weights for residential mortgages under the Basel standard approach, where the loan-to-value or income coverage ratio exceeds prudent standards. For banks using the advanced internal ratings-based ap-

Operating environment and strategy

Regulatory developments

proach, including UBS, the FDF proposes the introduction of an additional capital charge that corresponds to the difference between the determined RWA and an amount that corresponds to 80% of the RWA that the bank would report, if it adopted the standard approach. If implemented as proposed, this would significantly increase the capital requirements for our Swiss mortgage book.

International regulatory framework for large banks

In December 2010, the Basel Committee on Banking Supervision (BCBS) launched “Basel III: A global regulatory framework for more resilient banks and banking systems” that set internationally agreed capital and liquidity standards. Since the beginning of 2011, international regulatory discussions have focused principally on an additional regulatory framework to solve the “too-big-to-fail” issue.

On 25 June 2011, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the BCBS, announced measures for global systemically important banks (G-SIB). Based on the results of a related consultation process over the summer, the heads of state at the G20 Summit in November 2011 endorsed a series of measures developed by the BCBS and the Financial Stability Board (FSB). These measures must now be implemented in national regulatory frameworks and comprise the following:

1.

A methodology to determine G-SIB and additional loss absorbency requirements for G-SIB. The methodology uses an indicator-based measurement approach. Once implemented, banks identified as G-SIB would be required to hold additional capital requirements of 1% to 2.5% of RWA in the form of common equity tier 1 over and above the Basel III international standards. An additional, though currently empty, bucket with requirements of 3.5% of RWA has been created to discourage banks from increasing their systemic relevance further. These additional loss absorbency requirements will be phased-in in parallel with the capital conservation and countercyclical buffers of the Basel III framework, i.e. between 2016 and 2018, becoming fully effective on 1 January 2019.

2.

The FSB’s “Key attributes of effective resolution regimes” are intended to set minimum international standards that will enable authorities to resolve financial institutions in the case of insolvency, while maintaining the continuation of their vital economic functions and without exposing taxpayers to losses. The measures proposed are targeted at national authorities and comprise an international standard for national resolution regimes, requirements for recovery and resolution planning and resolvability assessments as well as institution-specific cross-border cooperation agreements.
3.

More intensive and effective supervision of systemically important financial institutions (SIFI), including stronger supervisory mandates, resources and powers, and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls.

Based on the G-SIB methodology put forward by the BCBS, an initial list of 29 G-SIFI was published by the FSB. The list includes UBS. While the term G-SIB applies specifically to banks and the list currently contains only banking groups, SIFI refers to financial institutions in general. In the future, the list will be updated and could include G-SIFI that are not banking groups. The additional loss absorption measures referred to above are not expected to affect UBS, given that UBS will already be subject to the elevated capital requirements to be imposed by FINMA.

Basel 2.5 market risk framework

The primary effect of revisions to the Basel II market risk framework (commonly referred to as Basel 2.5) issued by the BCBS in 2009 was to introduce new requirements to incorporate the effects of stressed markets. The new requirements have led to lower Bank for International Settlements (BIS) tier 1 and total capital and to higher BIS RWA, thereby lowering UBS’s BIS tier 1 and total capital ratios. In line with the BIS transition requirement, the impact of Basel 2.5 is included in our disclosures from 31 December 2011onwards.

è	Refer to the “Capital management” and “Basel 2.5 Pillar 3” sections for more information on the Basel 2.5 framework

Regulatory developments in other jurisdictions

Developments in US regulatory initiatives are focused on rule-making stemming from the Dodd-Frank Act passed in July 2010. Regulators have made significant progress with implementation of many provisions to occur in 2012. A key topic remains the so-called “Volcker Rule,” which would prohibit banking entities from engaging in proprietary trading, subject to a defined set of permitted exceptions, including market-making, hedging, and

Operating environment and strategy

underwriting activities. The rule would also limit banking entities from investing in hedge funds, private equity funds and other similar “covered funds” except under limited circumstances. The two-year transition period to comply with the Volcker Rule’s prohibition commences in July 2012. US regulators have proposed regulations to further implement the Volcker Rule, which are expected to be issued in final form later in 2012. UBS expects that certain of its historical trading activities will be considered prohibited proprietary trading. UBS Investment Bank’s decision to exit equities proprietary trading business segments, announced during our Investor Day on 17 November 2011, includes businesses likely to be prohibited. For principal trading activity permitted under one of the exemptions, UBS anticipates that it will be required to implement a compliance regime including calculation of required metrics for each trading book. As proposed, the implementing regulations may effectively require the Investment Bank to implement its compliance program globally. Depending on the nature of the final rules, as well as the manner in which they are implemented, the Volcker Rule could have a substantial impact on market liquidity and the economics of market-making. UBS is not able to estimate the effect of implementation of the Volcker Rule compliance program on permitted trading activities until regulations (including the required metrics) are finalized and the required metrics are calculated and calibrated. The Volcker Rule also broadly limits investments and other transactional activities between banks and covered funds. The proposed implementing regulations both expand the scope of covered funds and provide only a very limited exclusion for activities of UBS outside the US. If adopted as proposed, the regulations could limit certain activities of UBS in relation to funds, particularly outside the US.

US regulators have also begun to issue final regulations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. UBS expects that UBS AG’s swaps activities will require it to register as a swap dealer with the US Commodity Futures Trading Commission and the Securities and Exchange Commission during 2012. The regulations will impose substantial new requirements for clearing, trade execution, recordkeeping, transaction reporting, compliance and conduct in relations to swaps activities. US regulators have not yet issued guidance on the application of US regulation to activities of registered swap dealers outside the US. The potential extraterritorial application of swap dealer regulatory requirements could impose a significant operational and compliance burden and creates the potential for duplicative and conflicting regulation.

In the EU, 2011 saw many important legislative proposals from the European Commission (including a review of the Markets, in Financial Instruments Directive (MiFID), Capital Requirements Directive IV, a review of the Market Abuse Directive and Credit Rating Agencies Regulation III), political agreement by the Council and European Parliament on the Short Selling Regulation, which has now moved to the rule-making phase, negotiations on the European Market Infrastructure Regulation, and consultations on secondary legislation on the Alternative Investment Fund Managers Directive.

Of particular note are the legislative proposals on the review of MiFID, which contains a very broad reform agenda encompassing the trading market structure, transparency regime, regulation of commodity derivatives, investor protection and third-country access to the EU single market. The dossier is now being considered by EU legislators, with political agreement only expected in the first half of 2013. Significant progress was also made on the European Market Infrastructure Regulation, which once it comes into force in 2012, will mandate the clearing of all standardized over-the-counter derivative contracts through central counterparties and reporting of over-the-counter derivative contracts to trade repositories in line with commitments made at the G20 summit in Pittsburgh in 2009.

In the UK, in September 2011, the Independent Commission of Banking issued its final recommendations on reforms of the UK banking sector to promote financial stability and competition. These included the ring-fencing of retail activities and additional loss absorbency requirements for banks. The UK government responded in December 2011, agreeing with the thrust of the recommendations, but amending some points and subjecting a set of issues to a further consultation scheduled for the second quarter of 2012. On the reform of the UK regulatory architecture, the government is moving closer to transferring regulatory responsibility to the Financial Policy Committee (macroprudential regulator), the Prudential Regulation Authority (PRA) (prudential regulator for certain deposit-takers and investment banks) and the Financial Conduct Authority (conduct and markets regulator as well as prudential regulator for non-PRA firms). The related Financial Services Bill was introduced to Parliament in January 2012, and is expected to receive Royal Assent by the end of 2012, with full implementation of the new architecture by the middle of 2013.

Operating environment and strategy

Our strategy

Our strategy

UBS is a client-focused financial services firm that aims to provide superior financial advice and solutions to clients. Our strategy is shaped by our commitment to deliver attractive and sustainable risk-adjusted returns and takes into account the changing business environment and more stringent capital regulatory requirements. We believe the successful execution of this strategy will enable us to implement a progressive capital returns policy starting with the dividend of CHF 0.10 per share we propose to pay to our shareholders for the financial year 2011.

At our Investor Day in November 2011, we provided a comprehensive update on our strategic plans, which center on our preeminent wealth management businesses and our universal bank in Switzerland supported by our Global Asset Management business and the Investment Bank. Our strategy builds on the strengths of all of these businesses, and at the same time targets a significant reduction in risk-weighted assets and improvements to our strong capital position. At the end of 2011, our Basel 2.5 capital ratio was one of the highest in the industry at 15.9%, and our Basel III pro forma common equity ratio, calculated on the phased-in basis that will become applicable as of January 2013, stood at an estimated 10.8%. We will build on this strength as well as on our stable funding and sound liquidity positions by capitalizing on the complementary capabilities of all our businesses to generate more sustainable returns. This requires us to make changes to our risk profile and to focus and simplify some aspects of our Investment Bank. In line with our desire to reduce complexity and drive high-quality risk-adjusted returns, we aim to reduce risk-weighted assets. To facilitate this objective and as announced during our Investor Day in November 2011, we transferred a portfolio of legacy assets from the Investment Bank to the Corporate Center. By 2016, we aim to reduce risk-weighted assets in the Investment Bank and in the legacy portfolio together by 50% from 30 September 2011 levels calculated on a pro forma Basel III basis.

    Since the last financial crisis, we have turned around the performance of Wealth Management and Wealth Management Americas. When adjusted for restructuring costs, the gain made on the sale of our strategic investment portfolio in 2011 and a provision related to an arbitration matter in 2010, our wealth management businesses increased their 2011 aggregate profits by 19% to CHF 2.9 billion despite challenging market conditions. This progress also led to increased confidence amongst our clients and we recorded combined net new money of CHF 35.6 billion compared with net outflows of CHF 18.2 billion in 2010. Combined invested assets increased by CHF 2 billion to CHF 1,459 billion. Improved profitability and our ability to attract new assets have enabled us both to retain and recruit high-quality advisors, as evidenced in particular by the significant reduction in advisor attrition rates in our Wealth Management Americas business. We remain committed to our home market and to growing the profitability of our leading Retail & Corporate business, which is critical to the Group in terms of both revenue and profitability, as well as delivering growth to other businesses. The more stringent Basel III capital and liquidity requirements are likely to lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. Our solid funding position, derived from our wealth management businesses and our Retail & Corporate business, as well as the stable earnings generated by our Retail & Corporate business, reinforces our financial position further. Our strategy centers on these businesses and we are committed to building on the progress we have made in the last few years.

Our strategy puts our clients at the center of everything we do and close collaboration between our businesses allows us to deliver the very best of UBS to them. Today, our clients benefit from the comprehensive range of complementary capabilities offered by the Group as a whole. While collaboration has always been part of our corporate ethos, we believe there are further benefits to be delivered both for our clients and our shareholders. As a key part of this, the Investment Bank will work more closely with UBS’s wealth management businesses and increase its emphasis on the execution, advisory and research capabilities it provides to wealth management clients.

The Investment Bank is critical to the success of our wealth management businesses and the Group as a whole. The complementary needs of clients of the Investment Bank and of our wealth management businesses means we can maximize value for them and for the firm. Making connections between clients, markets and ideas is the essence of value creation, and these connections between private wealth and wholesale markets are especially close in areas where we already have a strong presence, such as the Asia Pacific region. There, for example, we have the strongest combination of wealth management and investment banking businesses and through closer collaboration we can build further on our leading position. However, new regulations require us to build and improve the quality of our capital base, and so we are adjusting our Investment Bank to make it simpler, more focused, less capital-intensive and able to deliver improved risk-adjusted returns. We will build on its strengths in equities, foreign exchange and advisory, while shaping the business in favor of the products and services that our clients demand, that offer the best growth opportunities and that are less capital-intensive.

    We will continue to invest in key geographies and products where we identify opportunities across the Group. In practice, this means that our Wealth Management business will work to

Operating environment and strategy

strengthen its industry-leading positioning, while accelerating development within growth markets. Our Wealth Management Americas business will continue with its strategic banking initiatives, including its mortgage lending initiatives, to ensure continued growth in balances coming from credit lines to our target high net worth and ultra high net worth client base. It will also sharpen the focus on “delivering the bank”, as we aim to become the provider of choice for companies, their employees and families for all their wealth management needs. Our Retail & Corporate business will further enhance the range of life cycle products and services we offer our clients, while capitalizing on additional growth opportunities in advisory and execution. Our Global Asset Management business will expand its alternatives platform further and invest in fast-growing passive capabilities, while continuing to grow its third-party wholesale business. Finally, the Investment Bank will work to service our core clients competitively, optimize capital allocation and reduce risk-weighted assets in core businesses with the goal of delivering attractive and sustainable risk-adjusted returns.

Capital strength remains the foundation for our success and we will continue to build capital to achieve our targeted Basel III tier 1 common equity ratio of 13%. This target is above the regulatory requirements for both the Swiss Financial Market Supervisory Authority (FINMA) and the Basel Committee on Banking Supervision and we believe this will provide even greater comfort to our clients and increase confidence further in the firm as a whole. We have built a strong track record both in balance sheet and legacy asset reductions. Over the past few years, we have successfully reduced our balance sheet and legacy positions: compared with the end of 2008, our balance sheet is over half a trillion Swiss francs smaller and our Basel II risk-weighted assets are approximately 35% lower. We have achieved significant reductions in legacy positions in the Investment Bank since the end of 2008. We will continue to reduce risk by exiting or shrinking businesses within our Investment Bank that deliver unattractive returns relative to their capital consumption, particularly in our fixed income, currencies and commodities operations.

    Vigilance on costs remains paramount in an industry undergoing fundamental change, and since the financial crisis of 2007–2009 we have successfully reduced expenses, with costs for 2011 around 20% below 2008 levels. As concerns mounted around issues in the eurozone and the US during 2011, we took further action to prepare our cost base for more challenging market conditions. In August 2011, we announced a CHF 2 billion cost reduction program. We have already seen some benefits as a result of these measures, and we expect more of the benefits to become apparent in our results over coming quarters. Given the cost reductions we have implemented and announced, scope for further material tactical cuts is limited. Thus we are focused on making strategic changes which go to the heart of our organization’s structure and design. While we believe these changes will be adequate to resize our cost base to the current environment and to meet our financial targets, we will monitor markets actively and, if conditions deteriorate materially, we will take further action.

Our reputation remains our most valuable asset, and retaining the trust and confidence of all our stakeholders is critical to the long-term success of UBS. We have set ourselves the key strategic objective of strengthening our operational risk framework to ensure that all of our employees, at every level of the organization, pay even greater attention to safeguarding and reinforcing our reputation. As a first step, we are enhancing our performance management processes to ensure operational risk has a stronger weighting in the assessment of individuals, teams and business performance. This assessment will be fundamental to the success, compensation and career prospects of all UBS employees.

We are confident that our focus, placing our clients at the center of everything we do, increasing collaboration across the firm, continuing to reduce risk-weighted assets and build capital, while remaining vigilant on costs, constitutes the right strategy to enable us to deliver sustainable earnings and increasingly attractive capital returns to our shareholders.

The strategic priorities for our businesses

Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our universal bank in Switzerland supported by our Global Asset Management business and the Investment Bank.

Wealth management is a growth business area with attractive profit margins and high barriers to entry in many markets. Our preeminent Wealth Management business has a strong global footprint in all major financial centers, making it ideally placed to take advantage of these conditions and the opportunities they present. Wealth Management Americas is a client-focused and advisor-centric business. We believe the long-term growth prospects of the wealth management business are attractive in the Americas, with the high net worth and ultra high net worth markets expected to be the fastest growing segments in terms of invested assets.

    Our strategy for Wealth Management builds on the considerable progress we have made and aims to extend our industry-leading position. We plan to achieve this through a combination of targeted investments and the expansion of client advisor capabilities in markets we believe present attractive growth opportunities. We aim to increase efficiency by consolidating our on- and offshore European businesses to reflect the convergence of client needs in this market, and we will focus our investment in regions with the highest potential for growth, particularly Asia Pacific and the emerging markets where we expect to see the fastest market growth in the global ultra high net worth and high net worth client segments. We also aim to enhance the business’s gross margin through pricing initiatives and increasing lending opportunities. Our transformation from a traditional private bank into a more dynamic investment manager with strong advisory capabilities will help to meet our clients’ needs whatever the market environment. Our clients will continue to benefit from the access our

Operating environment and strategy

Our strategy

Investment Bank gives them to execution, capital markets, investment insight and research, as well as advisory and other capabilities.

In Wealth Management Americas we remain committed to our client-focused and advisor-centric strategy. We will build on our achievements by continuing to focus on delivering advice-based solutions and by seeking to capture more banking and lending opportunities in the high net worth and ultra high net worth client segments through our unique position in the market and our force of high-quality financial advisors. We will bolster our financial advisors’ productivity through increased training and platform enhancements, and work to strengthen our partnership with the Investment Bank further. We believe we are uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. We are large enough to be relevant, but small enough to be nimble, enabling us to combine the advantages of both large and boutique wealth managers. We aim to differentiate ourselves from competitors by being a trusted and leading provider of financial advice and solutions to our clients by enabling our financial advisors to leverage the full resources of UBS, including unique access to wealth management research and global solutions from our asset-gathering businesses and the Investment Bank.

Our leading Retail & Corporate business constitutes a central building block for the universal bank model in Switzerland and is critical to the Group in terms of both revenue and profitability, as well as delivering growth to other businesses. Our goal is to deliver value-added services that make us the bank of choice for retail clients. We will continue to refine our suite of life cycle-based offerings which provide our clients with products and dedicated services to fulfill their evolving needs. Through systematic and consistent sales management, we will continue to ensure an efficient and seamless sales process. We will continue to put our clients first by investing in our branches and electronic channels, using technology to complement, rather than replace, our traditional branch network.

Our diversity and size puts us in a unique position to serve all our clients’ complex financial needs. We aim to be the main bank of Swiss corporate and institutional clients ranging from small- and medium-size enterprises to multinationals, and from pension funds and commodity traders to banks and insurers. We strive to further expand and leverage our transaction banking capabilities and increase our presence and grow in the commodities trade finance business. Combining the universal bank approach with our local market expertise will enable us to provide access to all UBS capabilities, while generating opportunities to cross-sell and increase referrals. Achieving these goals for the business will allow the firm to continue to benefit from the advantages this success brings to our global brand in general and to our leading wealth management business in particular.

We have shaped our Global Asset Management strategy according to the changing needs of clients by developing a diversified business model across investment capabilities, regions and distribution channels. The diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing industry growth opportunities.

With long-term performance as our focus, we will work closely with clients in pursuit of their investment goals. In particular, we are continuing to expand our strong third-party institutional business both in developed and emerging markets; while expanding third-party wholesale distribution in the Americas and Europe, building on our strengths in areas including Asia Pacific and Switzerland. We also remain committed to delivering distinctive products and solutions to the clients of UBS’s wealth management businesses. We aim to expand our successful alternatives platform, building on our established positions in real estate and fund of hedge fund businesses, and invest in our fast-growing passive capabilities, including exchange-traded funds and strategies tracking non-standard indices.

The Investment Bank is critical to the success of UBS, and its strategy is built on the principles of client relevance, capital efficiency and close collaboration with our Wealth Management and Wealth Management Americas businesses. The business is focused firmly on meeting the needs of our corporate, institutional, sovereign, ultra high net worth, wealth management and other clients while adapting to more stringent capital requirements. Having a

We are building on the strengths all our businesses

Investment Bank	Wealth Management	Retail & Corporate.	Global Asset Management
Wealth Management Americas

– Consistently top-ranked research house[1]

– Top 3 global equities house[2]

– Top 3 overall FX market share[3] consistently since 2005, #1 FX house 2011[4]

– Best equity derivative house in Asia[5]

– Top 3 in structured credit in the first half of 2011[6]

– Strong global footprint: consistently among top 3 in APAC IBD, rated # 1 pan-European brokerage firm and a leading Australian Franchise

– World’s leading HNW and UHNW wealth manager: CHF 1.5 trillion of invested assets

– Unrivalled in scope, reach and client mix

– Strong footprint in all major financial centers

– WM: among industry-leading cost/income ratios, significant increase in return on assets since 2009

– WMA: highest financial advisor productivity and invested assets per financial advisor among main US peers

– Leading retail and corporate business in Switzerland

– Driver of growth in Wealth Management, Global Asset Management and the Investment Bank

– Continued to attract strong deposit inflows

– Inherently stable business with strong cash flow generation

– Full-year 2011 per-tax profit of CHF 1.9 billion

– Invested assets: CHF 574 billion, of which 66% from third-party channels

– Full-year 2011 third-party net new money inflows of over CHF 12 billion

– Well diversified across investment capabilities, regions and distribution channels

– Successful alternatives platform, including our real estate[7] and fund of hedge funds[8] business, both ranked # 2 globally

1  Institutional investor, 2011.  2  UBS estimates based on companies reporting 31.12.2011 YTD revenues.  3  Euromoney FX Poll (2005–2011)  4  Risk Magazine, September 2011.  5  Risk – Structured Products Awards, 2011.  6  Coalition, November 2011.  7  Pensions & Investments, October 2011.  8  InvestHedge, September 2011.

Operating environment and strategy

competitive and successful Investment Bank is critical to the success of our wealth management businesses. To achieve this we will build on our current strengths in providing flow, solutions and advisory services. We aim to grow our leading equities franchise through targeted technology investments and to reshape our fixed income, currencies and commodities business to materially reduce its level of risk and capital consumption and to make the business more client-focused. We also aim to increase market share in our investment banking department and global capital markets businesses by leveraging our client relationships and global footprint further. To ensure we are able to deliver effectively, we will be highly disciplined in executing, trading, actively managing our portfolio and using our resources to the best possible advantage. To support our goal of becoming more focused and less complex while taking on less risk, we will continue with our efforts to increase our capital efficiency and to actively reduce risk-weighted assets. We will do this by optimizing our business mix in favor of products and services that have the highest relevance to clients, offer the best growth opportunities and are less capital-intensive.

Reducing risk and building capital

We benefit from a strong liquidity position as measured under the proposed Basel III guidelines, and our mix of funding sources is stable and well diversified by market, product and currency, with client deposits providing the single largest source of funding for the firm. Our capital strength is the foundation for the future success of our businesses and today our Basel 2.5 capital ratio is one of the highest in the industry. We will continue derisking our balance sheet and building our capital base to ensure we remain among the world’s best-capitalized banks under Basel III.

Our strategic imperative to achieve our targets for Basel III capital ratios requires a rapid and prudent reduction of risk deployed in our Investment Bank and in the legacy portfolio in the Corporate Center. We intend to reduce the Group’s Basel III risk-weighted assets by a third with a targeted reduction of risk-weighted assets in the Investment Bank and the legacy portfolio of around half by 2016. These plans to improve capital efficiency in the Investment Bank involve a reduction in risk-weighted assets in our core businesses of approximately 35% and a reduction of around 90% in legacy risk-weighted assets by 2016. We will continue to invest in growth businesses where we have strong market positions and in areas critical to the success of the Group as a whole.

è	Refer to the “Capital management” section of this report for more information on Basel III

Measuring our performance

To track our progress in executing our strategy, we have established annual target performance ranges for each of our business divisions and for the Group as a whole. These ranges focus on the key performance metrics of growth, profitability and efficiency. We believe these are the appropriate metrics against which to judge our future success. While any target framework will naturally be subject to the vagaries of the market, we believe these

1  Our pro-forma Basel III risk-weighted assets are based on estimates and will be refined as we progress with our implementation of new models and associated systems.   2  The 30 September 2011 pro-forma risk-weighted assets of around CHF 400 billion was already factored in the reversal of CHF 17 billion of stress value-at-risk related to the unauthorized trading incident in the fourth quarter of 2011.  3  SNB StabFund option or underlying assets; assumed constant for future periods (around CHF 20 billion).  4  Final composition of the legacy portfolio as of September 2011. Original 30 September 2011 disclosure was CHF around 70 billion in legacy and around CHF 230 billion in core investment Bank.  5  Target assumes constant foreign exchange rates.

1  Annual performance ranges for 2012 through 2016; excluding own credit and future significant non-recurring items, if any. Targets assume constant foreign exchange rates.  2  Client assets (invested and custody-only assets) and loans (on-balance sheet client liabilities).  3  Net interest income (annualized)/average loans.  4  The return on equity target for the Group and the return on attributed equity target for the Investment Bank apply from the beginning of 2013. 2012 is a transition year as the Group is targeting a substantial reduction in risk-weighted assets. As a result, equity attributed to the Investment Bank is expected to be reduced, including a component to be allocated to the Corporate Center relating to the legacy portfolio that was transferred from the Investment Bank to the Corporate Center before the end of 2011 and will be managed and reported with effect from the first quarter of 2012 within the Corporate Center.

Operating environment and strategy

Our strategy

ranges are realistic and achievable on an annual basis over the next five years. As we have previously stated, we have taken 2013 as the starting point for the Group’s return on equity target and the Investment Bank’s return on attributed equity target, because 2012 will be a year of transition for the Investment Bank in which we will focus on reducing risk-weighted assets in the business. The target performance ranges for all other business divisions apply from 2012. Achieving these divisional targets should enable the Group to deliver a return on equity of 12–17% starting in 2013 and a cost/income ratio of 65–75%.

UBS Switzerland

UBS is the largest and strongest universal bank in Switzerland. Switzerland is the only country where we operate in retail, corporate and institutional banking, wealth and asset management as well as investment banking. Our strong position in the Swiss home market is crucial to sustain our global brand and further grow our global core business. We are fully committed to our home market, and by building on our 150 years of banking heritage, UBS Switzerland maintains a leading position in all five business areas. With approximately 300 branches and 4,700 client-facing staff, we are able to reach approximately 80% of Swiss wealth, one in three households, one in every three wealthy individuals and almost half of all Swiss companies.

We strive to be the leading bank in Switzerland with regard to client satisfaction,

employee engagement and sustainable profitability. UBS Switzerland’s unique universal bank model is central to our success. Our dedicated Swiss management team has representatives from all five business areas, and ensures a uniform approach to the market when offering our full range of banking products, expertise and services. Our cross-divisional management approach allows us to utilize efficiently our existing resources, promotes cross-divisional thinking and enables seamless collaboration across all business areas. As a result, we are in a unique position to efficiently serve our clients with a comprehensive range of banking products and services to fit their needs. We are able to differentiate ourselves through leveraging our strengths across all segments while ensuring stability and continuity throughout the client’s life cycle.

Our universal bank model has proven itself to be highly effective in Switzerland and provides a substantial part of the Group’s revenues.

Given the strength of the economy and stable political environment in Switzerland, the country remains an attractive and growing financial market. This inherent stability and growth has been the basis for our success and the constant contribution from UBS Switzerland to the Group financial performance. Thanks to our universal bank model, vast client base and branch network, we are well-positioned to capture future market growth and strengthen our leading position in our home market.

Operating environment and strategy

Measurement of performance

Performance measures

Key performance indicators

Our key performance indicators (KPI) framework focuses on key drivers of total shareholder return, which measures the total return of a UBS share, i.e. both the dividend yield and the capital appreciation of the share price. The KPI framework is reviewed by our senior management on a regular basis to ensure that it is always aligned to the changing business conditions.

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

In keeping our focus on the key performance metrics of growth, profitability and efficiency, a few enhancements will be made to the KPI framework with effect from the first quarter of 2012 reporting onwards.

è	Refer to the “Changes to key, performance indicators in 2012” sidebar for more information

Group / business division key performance indicators

Wealth Management & Swiss Bank
Key performance indicators	Definition	Group	Wealth Management	Retail & Corporate	Wealth Management Americas	Global Asset Management	Investment Bank
Net profit growth (%)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period	●

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods / business division performance before tax of comparison period		●	●	●	●	●

Cost / income ratio (%)	Operating expenses / operating income before credit loss (expense) or recovery	●	●	●	●	●	●

Return on equity (RoE) (%)	Net profit attributable to UBS shareholders on a year-to-date basis (annualized as applicable) / average equity attributable to UBS shareholders (year-to-date basis)	●

Return on attributed equity (RoaE) (%)	Business division performance before tax on a year-to-date basis (annualized as applicable) / average attributed equity (year-to-date basis)						●

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average total assets (year-to-date basis)	●					●

Return on risk-weighted assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average risk-weighted assets (year-to-date basis)	●

FINMA leverage ratio (%)	FINMA tier 1 capital / average adjusted assets as per definition by the Swiss Financial Market Supervisory Authority (FINMA)	●

BIS tier 1 ratio (%)	BIS tier 1 capital / BIS risk-weighted assets	●

Net new money (CHF billion)	Inflow of invested assets from new and existing clients less outflow from existing clients or due to client defection	●	●		●	●

Gross margin on invested assets (bps)	Operating income before credit loss (expense) or recovery (annualized as applicable) / average invested assets		●		●	●

Impaired loans portfolio as a % of total loans portfolio, gross (%)	Impaired loans portfolio, gross / total loans portfolio, gross			●

Average VaR (1-day, 95% confidence, five years of historical data)	Value-at-Risk (VaR) expresses maximum potential loss measured to a 95% confidence level, over a 1-day time horizon and based on five years of historical data						●

Operating environment and strategy

Our strategy

Client/invested assets reporting

We report two distinct metrics for client funds:

–	The measure “client assets” encompasses all client assets managed by or deposited with us, including custody-only assets and assets held for purely transactional purposes.
–	The measure “invested assets” is a more restrictive term and includes only client assets managed by or deposited with us for investment purposes.

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

Net new money in a reported period is the amount of invested assets that are entrusted to us by new or existing clients less those withdrawn by existing clients or clients who terminated their relationship with us. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. However, in Wealth Management Americas we also show net new money including interest and dividend income to facilitate comparison with a US peer. Market and currency movements, as well as fees, commissions and interest on loans charged, are excluded from net new money as are the effects of any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money inflows or outflows. The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS.

When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double counting within our total invested assets, as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management & Swiss Bank and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 216 billion of invested assets were double counted in 2011 (CHF 225 billion in 2010).

è	Refer to “Note 34 Invested assets and net new money” in the “Financial information” section of this report for more information

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

Operating environment and strategy

Changes to key performance indicators in 2012

Commencing in the first quarter of 2012, we will implement two new key performance indicators for our Retail & Corporate segment; namely, “Net new business volume growth (%)” and “Net interest margin (%)”. Both new key performance indicators will be used to assess and monitor the performance of this business. “Net new business volume growth (%)” will capture our success in expanding our business volume from lending to clients as well as acquiring client assets. The “Net interest margin (%)” is a key profit driver as net interest income contributes to more than half of our total operating income. Wealth Management Americas will also report a new key performance indicator “Share of recurring revenue (%)” to measure its business performance.

The currently disclosed KPI “Net new money (CHF billion)” for the Group and the segments Wealth Management, Wealth Management Americas and Global Asset Management will be replaced by “Net new money growth (%)”. Our senior management considers the change from an absolute to a growth rate of net new money to be a more meaningful key performance indicator.

Group / business division key performance indicators

Key performance indicators	Definition	Group	Wealth Management	Retail & Corporate	Wealth Management Americas	Global Asset Management
Net new business volume growth (%)	Net new business volume (i.e. total net inflows and outflows of client assets and loans) for the period (annualized as applicable) / business volume (i.e. total of client assets and loans) at the beginning of the period			●

Net interest margin (%)	Net interest income on a year-to-date basis (annualized as applicable) / average loans (year-to-date basis)			●

Share of recurring revenue (%)	Total recurring fees and net interest income / total operating income				●

Net new money growth (%)	Net new money for the period (annualized as applicable) / invested assets at the beginning of the period	●	●		●	●

Operating environment and strategy

Our strategy

Wealth Management

Headquartered in Switzerland, with a presence in over 40 countries, Wealth Management provides wealthy private clients with financial advice, products and tools to fit their individual needs.

Business

Wealth Management delivers comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. With CHF 750 billion of invested assets at the end of 2011, we are one of the largest wealth managers in the world. Our clients benefit from the entire spectrum of UBS resources, ranging from asset management to estate planning and corporate finance advice, in addition to the specific wealth management products and services outlined below. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Strategy and clients

Our goal is to be the bank of choice for wealthy individuals worldwide. We offer products and services to private clients, focusing in particular on the ultra high net worth (clients with investable assets of more than CHF 50 million) and high net worth client segments (clients with investable assets between CHF 2 million and CHF 50 million). In addition, we also provide wealth management solutions, products and services to financial intermediaries.

We remain confident on the long-term growth prospects of our wealth management business, and we expect the wealth management market to grow twice as fast as the gross domestic product in all regions of the globe. From a client segment perspective, the global ultra high net worth market shows the highest growth potential, followed by the high net worth market. Our broad client base and strong global footprint put us in an excellent position to take advantage of the substantial growth opportunities this expected wealth creation presents. This applies in particular to Asia, Latin America, the Middle East and Central and Eastern Europe, the areas where we expect to see the fastest market growth based on economic development and entrepreneurial wealth creation. In the key onshore locations in which we are expanding, our Wealth Management business benefits from our established local Investment Bank and Global Asset Management business relationships.

We continue to build on our integrated client service model, bundling competencies across the Group to identify investment opportunities in all market conditions and tailor products to individual client needs. We intend to increase our client advisor base to about 4,700 advisors in the medium term, with a particular emphasis on the emerging markets and Asia Pacific growth regions. Our global booking centers give us a strong local presence that enables us to book client assets in multiple locations. In an increasingly complex regulatory environment, we aim to differentiate ourselves from competitors through our sophisticated and robust compliance framework. In our pursuit of the highest possible levels of compliance, we make ongoing investments to optimize our risk management processes and conduct extensive employee training. We strive to adapt quickly to changes to regulatory and suitability requirements in every region, drawing on our local know-how and experience.

Operating environment and strategy

In Asia Pacific, we continue to focus on Hong Kong and Singapore, the leading financial centers in the region, as well as on selective presences in the major onshore markets. Today, we are present in seven markets and have already established sizeable businesses in several onshore locations such as Japan and Taiwan. We continue to invest in our local presences in China and India to capture long-term growth opportunities.

In the emerging markets, we are focusing on the Middle East, Latin America, as well as Central and Eastern Europe, and we already have local presences in more than 20 countries. As the majority of our clients from emerging markets prefer to book their assets in established financial centers, we are strengthening our emerging markets coverage through our booking centers in the US, the UK and Switzerland. We will continue to expand our local presence where appropriate, for example, through the establishment of new advisory offices, such as the one recently opened in Israel.

In Europe, our growth ambition is underpinned by an established European footprint in all major booking centers and a broad franchise. We are combining the management of our European offshore and onshore businesses to reflect the converging needs of clients in the region. This reorganization enables us to leverage our extensive Swiss product offering, while creating economies of scale and helping us to deal more efficiently with increased regulatory requirements.

In Switzerland, our wealth management operations’ close collaboration with our leading retail, corporate, asset management and investment banking businesses gives us the foundation to grow market share in our Wealth Management franchise, and provides our clients access to investment insight and research, products, capital markets and execution as well as to advisory and other capabilities. Our extensive branch network, including over 100 wealth management offices, fosters referrals from the Swiss corporate and retail client base as well as retail clients’ development to our wealth management operations as their wealth increases.

We aim to build on our position as market leader in the ultra high net worth segment, which we regard as having considerable growth potential, by continuously enhancing our service and product offering. We have, for example, recently introduced a new product group in our philanthropy offering called “Impact Investing”, which aims to make measurable, positive social and environmental impacts at the same time as generating financial returns for the investor. Moreover, to cover the needs of the largest 250 family offices worldwide, we have created the Global Family Office Group as a joint venture between Wealth Management and the Investment Bank. With its dedicated specialist teams from both Wealth Management and the Investment Bank, the Global Family Office Group delivers the full range of capabilities our integrated bank has to offer this highly sophisticated client group.

Our Global Financial Intermediaries (Global FIM) business serves approximately 1,700 asset managers. Based on defined business models, Global FIM supports financial intermediaries as a strategic business partner, offering professional investment advisory services and tailored solutions that enable them to advise their clients more effectively. Global FIM is represented in 11 Swiss locations and 14 international locations. We regard financial intermediaries as an attractive client segment offering high growth potential.

Organizational structure

Wealth Management is headquartered in Switzerland, with a presence in over 40 countries and approximately 200 wealth management and representative offices, half of which are outside Switzerland, mostly in Europe, Asia Pacific, Latin America and the Middle East. As of the end of 2011, Wealth Management employed roughly 16,000 people worldwide, of whom approximately 4,200 were client advisors. The Wealth Management business unit is governed by an executive committee and is primarily organized along regional lines with the business areas Asia Pacific,

Operating environment and strategy

Our strategy

Europe, Global Emerging Markets, Switzerland and Global Ultra High Net Worth Clients. Our business is supported by a Chief Investment Officer and a global Investment Products & Services unit as well as central functions.

Competitors

Our major global competitors include Credit Suisse, Julius Bär, HSBC, Deutsche Bank, JP Morgan and Citigroup. In the European domestic markets, we primarily compete with the private banking operations of such large local banks as Barclays in the UK, Deutsche Bank in Germany and Unicredit in Italy. The private banking franchises of HSBC, Citigroup and Credit Suisse are our main competitors in Asia Pacific.

Products and services

As a global, integrated firm, UBS has the necessary expertise to identify appropriate investment opportunities for clients and the local presence to advise them in a timely manner. We provide our clients with the financial advice, products and tools that best fit their individual needs. We accommodate the individual needs of our clients by offering services across the full investment spectrum, from execution only to discretionary mandates. Clients who opt for a discretionary mandate delegate the management of their assets to a team of professional portfolio managers. Clients who prefer to be actively involved in the management of their assets can choose an advisory mandate, in which investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. Our clients can trade the full range of financial instruments from single securities, such as equities and bonds, to various investment funds, structured products and alternative investments. Additionally, we offer structured lending, corporate finance and wealth planning advice on client needs such as funding for education, inheritance and succession. For our ultra high net worth clients, we offer institutional-like servicing that provides special access to our Investment Bank and Global Asset Management offerings.

    Financial markets have changed fundamentally over the last few years and are characterized by a high degree of uncertainty and volatility. In these difficult market conditions our clients have become increasingly focused on protecting their assets and expect strong advisory support for their investment decisions. We are, therefore, continuing to evolve our wealth management business model from a traditional private bank towards an investment manager with strong advisory capabilities. This implies active relationships between our highly qualified client advisors and their clients. Fast and focused communication, new investment ideas, access to growth markets and wealth protection are critical for our clients’ success. To this end, and with the ultimate goal of improving our clients’ investment performance, we have set up a new team under the leadership of our Chief Investment Officer that formulates our investment view by integrating the research and expertise of our investment specialists across all business divisions and from all around the globe. Based on this “UBS house view”, our client advisors actively and regularly inform our clients about our opinion on developments in the financial markets. Clients receive investment proposals directly related to our house view, as well as solutions for alternative scenarios should clients have diverging views on market trends.

Our Investment Products & Services unit ensures our offering is consistently adapted to market conditions by aligning our products with the investment views of our Chief Investment Officer. Wealth Management also gives clients access to the knowledge, and product and service offerings from Global Asset Management and the Investment Bank, complemented by an open product platform providing access to a wide array of products from third-party providers. By aggregating private investment flows into institutional-size flows, we are in a position to offer our Wealth Management clients access to investments that would otherwise only be available to institutional clients.

Our integrated client service model allows client advisors to analyze their clients’ financial situation, and develop and implement systematic, tailored investment strategies. These strategies are regularly reviewed and based on individual client profiles, which comprise all important investment criteria such as a given client’s life cycle needs, risk appetite and performance expectations. We continuously train our client advisors and provide them with ongoing support to ensure they present the best solutions to our clients.

Operating environment and strategy

Retail & Corporate

As the leading retail and corporate banking business in Switzerland, our goal is to deliver comprehensive financial products and services to our retail, corporate and institutional clients, provide stable and substantial profits for the Group and create revenue opportunities for other businesses within the Group.

Business

Our Retail & Corporate business unit delivers comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland, and maintains a leading position in these client segments. As shown in the “Business mix” chart, Retail & Corporate has generated stable profits which have contributed substantially to the overall financial performance of the Group. We are market leaders in the retail and corporate loan market in Switzerland, with a highly collateralized lending portfolio of CHF 135 billion on 31 December 2011, as shown in the “Loans, gross” chart. This portfolio is managed for profitability rather than for market share.

Our Retail & Corporate unit constitutes a central building block for the universal bank model of UBS Switzerland. Retail & Corporate supports our other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, Retail & Corporate leverages the cross-selling potential of products and services provided by our asset-gathering and investment banking businesses. Together, these actions contribute strongly to our Group profitability. In addition, Retail & Corporate provides and pays for a substantial part of the Swiss infrastructure, including nearly 300 branches, and the Swiss banking product platform.

Strategy and clients

Our goal is to deliver value-added services that make us the bank of choice for retail clients in Switzerland. With a network of around 300 branches, 1,250 automated teller machines, self-service terminals and customer service centers, alongside e-banking and mobile banking, we serve one in three households in Switzerland. We are continuously refining our suite of life cycle-based offerings which provide our clients with products and dedicated services to fulfill their evolving needs. Through systematic and consistent sales management, we ensure an efficient and seamless sales process. In order to improve our clients’ experience of banking with us, we will continue to invest in our branches and electronic channels, using technology to complement, rather than replace, our traditional branch network.

Our size in Switzerland and the diversity of businesses we operate put us in a unique position to serve all our clients’ complex financial needs. We aim to be the main bank of corporate and institutional clients ranging from small- and medium-size enterprises to multinationals, and from pension funds and commodity traders to banks and insurers. We serve almost one in two Swiss companies, including more than 85% of the 1,000 largest Swiss corporations, as well as one in three pension funds in Switzerland, including 75 of the largest 100. We strive to further expand and leverage our transaction banking capa-

Operating environment and strategy

Our strategy

bilities (e.g. payment and cash management services, custody solutions, trade and export finance). In addition, we plan to increase our presence and grow in the commodities trade finance business. Combining the universal bank approach with our local market expertise across all Swiss regions enables us to optimize our client service by providing access to all UBS capabilities while generating opportunities to cross-sell and increase referrals.

As the leading retail and corporate banking business in Switzerland, we understand the importance of our role in supporting the needs of our clients. In 2011, we initiated the necessary steps to hone and simplify our service commitments across the business, including streamlining our processes, reducing the administrative burden on our client advisors and enhancing their productivity without compromising our risk standards.

Organizational structure

The Retail & Corporate unit is a core element of UBS Switzerland’s universal bank delivery model, which allows us to extend the expertise of the entire bank to our Swiss retail, corporate and institutional clients.

To ensure consistent delivery throughout Switzerland, the Swiss network is organized into ten geographical regions. Dedicated management teams in the regions and in the branches derived from all business areas are responsible for executing the universal bank model, fostering cross-divisional collaboration and ensuring that the public and clients have a uniform experience based on a single corporate image and shared standards of service.

Competitors

In the Swiss retail banking business, our competitors are Credit Suisse, Raiffeisen, the cantonal banks and PostFinance, as well as other regional and local Swiss banks.

In the Swiss corporate and institutional business, our main competitors are Credit Suisse, the cantonal banks and foreign banks in Switzerland.

Products and services

Our retail clients have access to a life cycle-based, comprehensive offering including cash accounts, payments, savings and retirement solutions, investment fund products, residential mortgages, as well as life insurance and advisory services. These are tailored to clients’ individual needs and requirements. We provide financing solutions to our corporate clients, offering access to capital markets (equity and debt capital), syndicated and structured credit, private placements, leasing and traditional financing. Our transaction banking offers solutions for payments and cash management services, trade and export finance, receivable finance, as well as global custody solutions to institutional clients. Our close collaboration with the Investment Bank enables us to offer capital market products such as foreign exchange offerings, hedging strategies (currency, interest rates, and commodities) and trading (equities and fixed income, currencies and commodities), and to provide corporate finance advice in fields such as mid-market mergers and acquisitions, corporate succession planning and real estate. We also cater to the asset management needs of institutional clients by offering portfolio management mandates, strategy execution and fund distribution.

Operating environment and strategy

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business

Wealth Management Americas is among the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets, and includes the domestic US and Canadian businesses as well as international business booked in the US. On 31 December 2011, the business division had CHF 709 billion in invested assets.

Strategy and clients

Our goal is to be the best wealth management business in the Americas. In order to achieve this, we must continue to be both client-focused and advisor-centric. We deliver a fully integrated set of advice-based wealth management solutions and banking services through our financial advisors in key metropolitan markets to meet the needs of our target client segments: high net worth clients (USD 1 million to USD 10 million in investable assets) and ultra high net worth clients (more than USD 10 million in investable assets), while also serving the needs of the core affluent (USD 250,000 to USD 1 million in investable assets). We are committed to providing high-quality advice to our clients across all their financial needs by employing the best professionals in the industry, delivering the highest standard of execution, and running a streamlined and efficient business.

We believe we are uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. With a network of almost 7,000 financial advisors and CHF 709 billion in invested assets, we are large enough to be relevant, but small enough to be nimble, enabling us to combine the

Operating environment and strategy

Our strategy

advantages of both large and boutique wealth managers. We aim to differentiate ourselves from competitors and be a trusted and leading provider of financial advice and solutions to our clients by enabling our financial advisors to leverage the full resources of UBS, including unique access to wealth management research and global solutions from our asset-gathering businesses and the Investment Bank. These resources are augmented by our commitment to an open architecture and our partnerships with many of the world’s leading third-party institutions. Moreover, our wealth management offerings are complemented by banking, mortgage, and financing solutions that enable us to provide advice on both the asset and liability sides of our clients’ financial balance sheets.

We believe the long-term growth prospects of the wealth management business are attractive in the Americas, with high net worth and ultra high net worth expected to be the fastest growing segments in terms of invested assets in the region. In 2011, our strategy and focus led to an improvement in financial results, retention of high-quality financial advisors and net new money growth. Building on this progress, we aim for continued growth in our business by developing our financial advisors’ focus toward advice-based solutions, leveraging the global capabilities of UBS to clients by partnering with the Investment Bank and Global Asset Management, and delivering banking and lending services that complement our wealth management solutions. We also plan to continue investing in improved platforms and technology. We expect these levels of client satisfaction, strengthen our client relationships, and lead to greater revenue productivity among our financial advisors and a more profitable business.

Organizational structure

Wealth Management Americas consists of branch networks in the US, Puerto Rico and Canada, with 6,967 financial advisors as of 31 December 2011. Most corporate and operational functions of the business division are located in the home office in Weehawken, New Jersey.

In the US and Puerto Rico, Wealth Management Americas operates through direct and indirect subsidiaries of UBS AG. Securities and operations activities are conducted primarily through two registered broker-dealers, UBS Financial Services Inc. and UBS Financial Services Incorporated of Puerto Rico. Our banking services in the US include those conducted through the UBS AG branches and UBS Bank USA, a federally regulated Utah bank, which provides Federal Deposit Insurance Corporation (FDIC)- insured deposit accounts, enhanced collateralized lending services and mortgages.

Canadian wealth management and banking operations are conducted through UBS Bank (Canada).

Significant business transfers in the past few years included the 2009 sales of 56 branches Incorporated and UBS’s Brazilian financial services business, UBS Pactual, to BTG Investments, LP.

Competitors

Wealth Management Americas competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered invest-

Operating environment and strategy

ment advisors, trust companies, and other financial services firms offering wealth management services to US and Canadian private clients, as well as foreign non-resident clients seeking wealth management services within the US. Our main competitors include the wealth management businesses of Bank of America, Morgan Stanley, and Wells Fargo.

Products and services

Wealth Management Americas offers clients a full array of solutions that focus on the individual financial needs of each client. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, tax management strategies, estate strategies, insurance, retirement, and trusts and foundations with corresponding product offerings for each stage. Our advisors work closely with internal consultants in areas such as wealth planing, portfolio strategy, retirement and annuities, alternative investments, managed accounts, structured products, banking and lending, equities, and fixed income. Clients also benefit from our dedicated Wealth Management Research team, which provides research guidance to help support the clients’ investment decisions.

Our offerings are designed to meet a wide variety of investment objectives, including wealth accumulation and preservation, income generation and portfolio diversification. To address the full range of our clients’ financial needs, we also offer competitive lending and cash management services such as securities-backed lending, the resource management account, FDIC-insured deposits, mortgages and credit cards.

Additionally, our Corporate Employee Financial Services unit provides a comprehensive, personalized stock benefit plan and related services to many of the largest US corporations and their executives. For corporate and institutional clients, we offer a robust suite of solutions, including equity compensation, administration, investment consulting, defined benefit and contribution programs and cash management services.

Our clients can choose asset-based pricing, transaction-based pricing or a combination of both. Asset-based accounts have access to both discretionary and non-discretionary investment advisory programs. Non-discretionary advisory programs enable the client to maintain control over all account transactions, while clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of our investment professionals or a third-party investment manager. Separately, mutual fund advisory programs are also offered, whereby a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.

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

Operating environment and strategy

Our strategy

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses well diversified across regions, capabilities and distribution channels. We serve third-party institutional and wholesale clients and the clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes.

Business

Global Asset Management’s investment capabilities encompass equities, fixed income, currency, hedge funds, real estate, infrastructure and private equity. We also enable clients to invest in a combination of different asset classes through multi-asset strategies. Our fund services unit, a global fund administration business, provides professional services including legal fund set-up, accounting and reporting. Invested assets totaled CHF 574 billion and assets under administration were CHF 375 billion on 31 December 2011. Global Asset Management is a leading fund house in Europe, the largest mutual fund manager in Switzerland and one of the largest fund of hedge funds and real estate investment managers in the world.

Strategy

With long-term performance as our focus, we work closely with clients in pursuit of their investment goals. In particular, we are continuing to expand our strong third-party institutional business both in developed and emerging markets while also expanding third-party wholesale distribution in the Americas and Europe, building on our strengths in this channel in Asia Pacific and Switzerland. We also remain committed to delivering distinctive products and solutions to the clients of UBS’s wealth management businesses.

In the highly volatile market environment, investors are increasingly looking for market-like returns (“beta”) from passive investments, complemented by higher potential returns (“alpha”) from higher-risk investments, including alternatives. In response to this, we continue to expand our successful alternatives platform, building on our established positions in real estate and fund of hedge funds businesses. In addition, we continue to invest in our fast-growing passive capabilities, including exchange-traded funds and strategies tracking non-standard indices.

The current environment and near-term outlook are characterized by market uncertainty, investor risk aversion and lower interest rates. In this environment, the diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing industry growth opportunities.

Business structure

Investment capabilities are globally coordinated but with boutique-like discretion and accountability ...

Equities	Fixed income	Global investment solutions	Alternative and quantitative investments	Global real estate	Infrastructure and private equity	Fund services

... distribution is regionally organized ...

Americas	Switzerland	Europe	Asia Pacific

Global sovereign markets[1]

... and supported by global functions

Communications[2]	Financial control[2]	Human resources[2]	IT2	Legal & compliance[2]	Operations & fund treasury	Risk control[2]	Strategic planning

1  Works in close coordination with region heads and the Pan Asia Institutional team.   2  Reports to UBS Group functional head.

Operating environment and strategy

The long-term outlook for the asset management industry remains strong, with three main drivers: (i) the financial crisis has reduced the assets of both the retired and the working population, creating a pressing need for increased savings rates; (ii) emerging markets will continue to drive growth in the mutual funds industry and retirement schemes in these markets; and (iii) as governments focus on reducing deficits, they will need to reduce support for benefits and pensions and will face increased pressure to privatize infrastructure assets.

Organizational structure

The “Business structure” chart shows the investment, distribution and support structure of the business division. We employ around 3,800 personnel in 26 countries, and have our principal offices in London, Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo and Zurich. Global Asset Management operates through UBS AG or its subsidiaries.

Significant recent acquisitions, business transfers and other developments

–	In November 2011, investment management responsibility for a private equity fund of funds was transferred to Global Asset Management from Wealth Management & Swiss Bank.
–

In October 2011, Global Asset Management completed the acquisition of the ING Investment Management Limited business in Australia. This currently operates as a subsidiary of UBS Global Asset Management (Australia) Ltd and will be fully integrated during 2012.

–

In July 2011, the infrastructure and private equity fund of funds businesses were transferred from our alternative and quantitative investment area to our infrastructure investment area which, as a result, was renamed infrastructure and private equity.

–	In January 2011, investment management responsibility for a multi-manager alternative fund was transferred to Global Asset Management from Wealth Management & Swiss Bank.
–	In October 2010, UBS increased from 51.0% to 94.9% its holding in UBS Real Estate Kapitalanlagegesellschaft mbH (KAG), a Global Asset Management joint venture with Siemens in Munich, Germany.
–

In September 2010, investment management responsibility for Wealth Management Americas’ US hedge fund business was transferred to Global Asset Management’s alternative and quantitative investments area. A joint venture between the two business divisions aims to deliver attractive hedge fund and fund of hedge funds solutions to Wealth Management Americas’ clients.

–	In December 2009, the real estate investment management business of Wealth Management & Swiss Bank was transferred to Global Asset Management.
–	In September 2009, UBS completed the sale of its Brazilian financial services business, including its asset management business, UBS Pactual Asset Management.

Competitors

Our competitors include global firms with wide-ranging capabilities, such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management and Goldman Sachs Asset Management. Most of our other competitors are more regional or local specialist niche players that focus mainly on one asset class, particularly in the real estate, hedge fund or infrastructure investment areas.

Clients and markets

Global Asset Management serves third-party institutional and wholesale clients, and the clients of UBS’s wealth management businesses. As shown in the chart of invested assets by channel, at 31 December 2011, approximately 66% of invested assets originated from third-party clients, including institutional clients (e.g. corporate and public pension plans, governments and their central banks) and wholesale clients (e.g. financial intermediaries and distribution partners). A further 34% originated from UBS’s wealth management businesses.

Products and services

Global Asset Management’s business lines are as follows: traditional investments (equities, fixed income and global investment solutions); alternative and quantitative investments; global real estate; infrastructure and private equity; and fund services. Revenues and key performance indicators are reported according to these business lines and a breakdown of invested assets by business line is shown in the chart on the next page.

The “Investment capabilities and services” chart illustrates our offering, which can be delivered in the form of segregated, pooled and advisory mandates, along with a range of more than 1,000 registered investment funds, exchange-traded funds and other investment vehicles in a wide variety of jurisdictions and across all major asset classes.

Operating environment and strategy

Our strategy

Investment capabilities and services

Equities	Fixed income	Global investment solutions	Alternative and quantitative investment	Global real estate	Infrastructure and private equity	Fund services
Core/value	Global	Global	Single-manager hedge funds	Global	Direct infrastructure investment	Fund/product set-up
Global	Country and regional	Country and regional	Multi-manager hedge funds	Country and regional	Infrastructure fund of funds	International distribution support
Country and regional	Money market	Asset allocation	Quantitative	Income, core value-added and opportunistic strategies	Private equity fund of funds	Fund/product administration
Emerging markets	Short duration	Currency management	Active commodities, multi-manager	Multi-manager funds		Shareholder service
Thematic and SRI	Core and core plus	Return and risk targeted		Listed securities		Private labeling
Long/short	Sector specific	Structured portfolios		Farmland		Reporting
Opportunity/high alpha	Emerging markets	Risk management				Ancillary services for fund of hedge fund
Growth	High yield	Advisory services
Global	Indexed	Multi-manager
Country and regional	Unconstrained
Emerging markets	Customized solutions
Structured
Global and regional
Indexed
Enhanced indexed
ETFs
Market neutral
Multi-strategy

–

Equities offers a full spectrum of investment styles with varying risk and return objectives. It has three investment pillars with distinct strategies, including core/value (portfolios managed according to a price-to-intrinsic-value philosophy), growth (portfolios of quality growing companies that we believe to be undervalued in the market) and structured (strategies that employ proprietary analytics and quantitative methods, including passive).

–

Fixed income offers a diverse range of global, regional and local market-based investment strategies. Its capabilities include single-sector strategies such as government and corporate bond portfolios, multi-sector strategies such as core and core plus bond, and extended-sector strategies such as high-yield and emerging market debt. In addition to this suite of traditional fixed income offerings, the team also manages unconstrained fixed income, currency strategies and customized solutions.

–

Global investment solutions offers active asset allocation, currency, multi-manager, structured solutions, risk advisory and strategic investment advisory services. It manages a wide array of regional and global multi-asset investment strategies across the full investment universe and risk/return spectrum, structured portfolios, convertible bonds and absolute-return strategies. Through its risk management and strategic investment advisory services, it supports clients in a wide range of investment-related functions.

–

Alternative and quantitative investments has two primary business lines – Alternative Investment Solutions (AIS) and O’Connor. AIS offers a full spectrum of hedge fund solutions and advisory services including multi-manager strategies. O’Connor is a key provider of single-manager global hedge funds.

–	Global real estate actively manages real estate investments globally and regionally within Asia, Europe, Switzerland and

Operating environment and strategy

the US, across the major real estate sectors. Its capabilities are focused on core and value-added strategies but also include other strategies across the risk/return spectrum. It offers direct and indirect investment, multi-manager and real estate securities strategies.

–

Infrastructure and private equity manages direct infrastructure investment and multi-manager infrastructure and private equity strategies for both institutional and high net worth investors. Infrastructure asset management manages direct investments in core infrastructure assets globally. Alternative Fund Advisory (AFA) infrastructure and AFA private equity construct broadly diversified fund of funds portfolios across the infrastructure and private equity asset classes, respectively.

–

Fund services, the global fund administration business, provides professional services, including legal set-up, reporting and accounting for retail and institutional investment funds, hedge funds and other alternative products.

Distribution

Our capabilities and services are distributed through our regional business structure (Americas, Asia Pacific, Europe and Switzerland) as detailed in the “Business structure” chart. A breakdown of invested assets across these regions is shown in the bar chart.

Through regional distribution, we are able to leverage the full resources of our global investment platforms and functions to provide clients with relevant investment management products and services, client servicing and reporting at a local level.

We also have a dedicated global sovereign markets group to deliver an integrated approach to this client segment and ensure that sovereign institutions receive the focused advisory, investment and training solutions they require.

Operating environment and strategy

Our strategy

Investment Bank

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Business

The Investment Bank is organized into three distinct business areas to align the delivery of our services and the execution of our strategy with the needs of our clients:

–	equities
–	fixed income, currencies and commodities (FICC)
–	the investment banking department

The equities and FICC businesses are aligned within securities to foster a higher degree of cooperation across sales and trading. Together, they offer access to the primary and secondary securities markets, foreign exchange and prime brokerage services as well as research on equities, fixed income, commodities, and economic and quantitative research. The investment banking department provides advice on mergers and acquisitions and raises capital for corporate, institutional and sovereign clients in the debt and equity markets. In addition, the investment banking department plays a lead role in marketing UBS to corporates by leveraging senior client relationships.

Strategy

The Investment Bank is critical to the success of UBS’s strategy. It is well positioned across many businesses and regions – for example, we are among the market leaders in equities, equity derivatives and foreign exchange and we have a strong presence across all businesses in Asia.

We are repositioning the Investment Bank to align our businesses more closely with the needs of our core clients and the wealth management franchise, and to address economic and regulatory changes that affect the entire industry. Our business model aims to be simpler and more focused, with the goal of optimizing returns predicated on the efficient execution of our strategy across three strategic pillars: (i) flow; (ii) solutions; and (iii) advisory and analytics. Each pillar represents businesses that have similar transactional characteristics and success factors.

We believe that while none of the three pillars can support our franchise or deliver adequate returns on its own, a carefully balanced combination can better protect our profitability against fluctuations in client demand, costs or market movements.

To support our goal of becoming more focused and less complex while taking on less risk, we have intensified efforts to increase our capital efficiency and to actively reduce risk-weighted assets. In line with this strategy, we plan on reducing risk-weighted assets in the core businesses by approximately one-third and reducing our legacy portfolio (managed and reported in the

Corporate Center starting with the first quarter of 2012) by close to 90% by the end of 2016. In our operating plan, we estimate the potential revenue loss from the risk-weighted assets reduction in our core businesses to be approximately CHF 500 million per annum. To this end, we will optimize our business mix in favor of products and services that have the highest relevance to clients, offer the best growth opportunities and are less capital intensive.

–

In reshaping our securities business, we are exiting certain areas, including FICC asset securitization, complex structured products, FICC macro directional and equities proprietary trading. With the exception of macro directional and equities proprietary trading, the assets associated with the areas we intend to exit will be managed in a legacy asset portfolio, which will be reported in the Corporate Center starting with the first quarter of 2012.

–	We have also revised our approach to other businesses with high capital intensity relative to returns, such as long-dated rates derivatives in flow rates, which will be scaled back

Our strategy

Operating environment and strategy

significantly. We will nevertheless continue to invest in businesses in which we have a strong presence and those that offer attractive risk-return characteristics, such as cash and equity derivatives, foreign exchange, certain credit businesses and commodities.

–

In advisory and capital markets, we are increasing the intensity of our coverage to leverage our global footprint more effectively. This includes strengthening our presence in the Americas, restoring our position in Europe, the Middle East and Africa and extending our leading market position in Asia Pacific.

Across the Investment Bank, we will continue to invest in infrastructure, technology, the retention and development of our people and hiring of talent in key areas to ensure the successful execution of our strategy. The Investment Bank is also investing to improve its internal risk control systems and increasing its focus on corporate governance. In 2011, we continued to focus on the efficiency of our cost base through a number of initiatives, and we expect the full impact of our activities to be realized during the course of 2012 and 2013. These initiatives include headcount reductions, refocusing of discretionary spending on client revenue generating activities and increasing efficiency of our operating model and processes.

è	Please refer to the “Our strategy” section of this report for further information about our strategy and targets

Organizational structure

The Investment Bank comprises the three business areas described in the “Business” section above. Additionally, the global capital markets business is a joint venture between securities and the investment banking department, which consists of two separate areas: equity capital markets and debt capital markets. Global leveraged finance is a joint venture between the investment banking department and FICC and includes the global syndicated finance business.

We employ approximately 17,000 personnel in over 30 countries. We operate through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Significant recent acquisitions, disposals and business transfers

In September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual.

In April 2010, UBS entered into an agreement to acquire Link Investimentos, a Brazilian financial services firm.

Competitors

Our main competitors are the major global investment banks, including Bank of America/Merrill Lynch, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley. Other competing firms are active in many of the businesses and markets in which we participate.

Products and services

Securities

The securities segment provides a coordinated distribution platform with enhanced cross-asset delivery and specialist skills. Securities research is a consistently top-ranked research house, which provides in-depth investment analysis across various asset classes of more than 3,400 companies worldwide, or about 85% of the global market capitalization, in over 50 markets. In addition, we have a specialist research function offering quantitative analysis, socially responsible investing, alternative research, valuation and accounting, and special situations analysis.

Equities

We are one of the world’s largest participants in the primary and secondary markets for cash equity and equity-related products, including listed options, structured products, equity-linked securities, swaps, futures and over-the-counter (OTC) derivative contracts. Our equities franchise utilizes a client-centric model to serve hedge funds, asset managers, wealth management advisors, banks, pension funds and corporations globally. We structure, execute, distribute, finance and clear cash equity and equity-related products, in addition to distributing new equity and equity-related issues. Our prime services franchise includes prime brokerage and execution and clearing services, which enables clients to address regulatory changes in the OTC derivative markets.

The main business lines of the equities business area are outlined below:

–

Cash equities provides clients with liquidity, investment advisory, trade execution and related consultancy services, together with comprehensive access to primary markets, corporate management and subject matter experts. We offer full-service trade execution for single stocks and portfolios, including capital commitment, block trading, small-cap execution and commission management services. In addition, we provide clients with a full suite of advanced electronic trading algorithms, strategies and analytical tools.

–

Derivatives and equity-linked provides a full range of flow, structured, synthetic and equity-linked products with global access to primary and secondary markets. The franchise enables clients to hedge and manage risk through a wide range of exchange-traded, OTC, securitized and fund–wrapped products. We create customized structured products for institutional and retail investors with returns linked to individual companies, sectors and indices across multiple asset classes.

–

Prime services offers an integrated global prime brokerage business, including multi-asset class clearing and custody, capital consultancy, financing, securities lending and equity swaps execution. In addition, we provide clients with execution and clearing capabilities on futures and options contracts across all asset classes, including equities, fixed income and commodities, on more than 70 exchanges globally.

Operating environment and strategy

Our strategy

Fixed income, currencies and commodities

The FICC business area delivers products and solutions to corporate, institutional and public-sector clients in all major markets, as well as to private clients via targeted intermediaries. The main business lines of the FICC business area are outlined below:

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

–

Credit sales and trading encompasses the origination, underwriting, trading and distribution of cash and synthetic products across the credit spectrum – bonds, derivatives, notes and loans. We are active across all major markets in secondary trading and market making of flow and structured credit instruments, securitized products and loans, and are focused on providing market liquidity and tailored solutions to our clients. In partnership with the investment banking department, we also provide capital markets debt financing and liability risk management solutions to corporates and institutions.

–

The emerging markets business offers investors in Central and Eastern Europe, the Middle East, Latin America and selected Asian countries access to international markets, and provides international investors with an opportunity to add exposure through our onshore presence in key locations. We also provide liquidity in local markets across foreign exchange, credit, rates and structured products.

–

Our commodities business includes market-leading indices and precious metals offerings, combined with flow trading in agriculture, base metals and energy. We service a broad spectrum of institutional and corporate clients from risk management to direct or structured investments, enabling them to structure deals at all levels of complexity and to access liquidity during and outside exchange times and across time zones. From the first quarter of 2012, this business will be part of the macro business.

Investment banking department

The investment banking department provides strategic advice and a range of capital markets execution services to corporate clients, financial institutions, financial sponsors, sovereign clients and hedge funds. With a presence in all major financial markets, investment banking coverage is based on a matrix of country, sector and product banking professionals.

The main business lines of the investment banking department business area are outlined below:

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

–	Global leveraged finance provides event-driven (acquisition, leveraged buyout) loans, and bond and mezzanine leveraged finance to corporate clients and financial sponsors.

Operating environment and strategy

Corporate Center

The Corporate Center enables UBS to operate coherently and effectively by providing and managing support and control functions for the business divisions and the Group. It provides services in the areas of risk, finance (including funding, capital and balance sheet management, and management of non-trading risk), legal and compliance, information technology, human resources, real estate, procurement, communication and branding, corporate development, security and offshoring.

Aims and objectives

The Corporate Center provides the business divisions with Group-level control in the areas of finance, risk, legal and compliance, and a global corporate shared services organization comprising support and logistics functions. We strive to maintain effective corporate governance processes, including compliance with relevant regulations, ensuring an appropriate balance between risk and return. Each functional head in the Corporate Center has authority over all businesses in their area of responsibility, including the authority to issue Group-wide policies for that area.

The integration of Group-wide shared service functions (information technology, human resources, real estate, procurement, communication and branding, corporate development, security and offshoring) into the Corporate Center under the leadership of the Group Chief Operating Officer (Group COO) was completed in 2009. At the same time, the control functions were centralized under the Group Chief Financial Officer (Group CFO), the Group Chief Risk Officer (Group CRO), and the Group General Counsel (Group GC), respectively.

The Corporate Center has improved efficiency, execution and service quality. We have upgraded our cost management for global and Group-wide cost responsibilities, and have implemented simple service delivery models with clear responsibilities. Our investment governance process provides oversight, review and approval of programs in the project portfolio and of those in the pipeline. This is part of a global service level agreement framework, ensuring investments are aligned with the Group’s strategic priorities. Overall, the integrated structure helps us to maintain independent control functions and a core platform from which we can create synergies for revenue growth and enhance shareholder value.

The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and (with effect from the first quarter of 2012) the legacy portfolio formerly in the Investment Bank.

In 2011, the Corporate Center focused on further streamlining the organization, implementing strategic change programs and improving operational excellence. At the end of the year, there were approximately 19,300 employees across all of the Corporate Center functions. The majority of the Corporate Center’s treasury income, costs and headcount are re-allocated to the business divisions for which the respective services are performed.

Organizational structure

The Corporate Center consists of the control functions Group Finance, Group Risk, and Group General Counsel, in addition to the shared services functions.

Group Chief Financial Officer

The Group CFO is responsible for transparency in, and appraisal of, the financial performance of the Group and its business divisions; the Group’s financial reporting; forecasting, planning and controlling processes; and for providing advice on financial aspects of strategic projects and transactions. The Group CFO manages the divisional and Group financial control functions. He manages and controls our tax affairs and treasury and capital management, including management and control of funding and liquidity risk as well as regulatory capital ratios. After consultation with the Board of Directors’ Audit Committee, the Group CFO makes proposals to the Board of Directors (BoD) regarding the policies for accounting we have adopted, and defines the policies for financial reporting and disclosure. Together with the Group Chief Executive Officer (CEO), the Group CFO provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act 2002, and, in coordination with the Group CEO, manages relations with analysts, investors and rating agencies.

Group Chief Operating Officer

The Group COO is responsible for the management and performance of the shared service functions of the Group, including the management and control of Group-wide information technology, procurement, real estate and corporate administrative services, human resources, strategy, communications and branding as well as for physical and information security and offshoring. In addition, the Group COO supports the Group CEO in developing our strategy and addressing key strategic issues. The Group COO also acts as the CEO of the Corporate Center, and oversees the business and strategic planning of shared services.

Operating environment and strategy

Our strategy

Group Chief Risk Officer

The Group CRO is responsible for developing and implementing principles and appropriate independent control frameworks for credit, market, country and operational risks within the Group. In particular, the Group CRO formulates and implements the frameworks for risk capacity and appetite, risk measurement, portfolio controls and risk reporting; and has management responsibility over the divisional and Group risk control functions. He implements the risk control mechanisms as determined by the BoD, the BoD Risk Committee or the Group CEO. In addition, the Group CRO approves transactions, positions, exposures, portfolio limits and provisions in accordance with the delegated risk control authorities, and monitors and challenges the firm’s risk-taking activities.

Group General Counsel

The Group GC is responsible for legal and compliance matters, policies and processes, and for managing the legal and compliance function for the UBS Group. The Group GC assumes responsibility for establishing a Group-wide management and control process for our relationship with regulators, in close cooperation with the Group CRO and the Group CFO where relevant, and for maintaining the relationships with our key regulators with respect to legal and compliance matters. The Group GC is further responsible for reporting legal and compliance risks and material litigation, for managing litigation and special and regulatory investigations, and for ensuring that we meet relevant regulatory and professional standards in the conduct of our business.

Operating environment and strategy

Regulation and supervision

As a Swiss-registered company, our home country regulator and consolidated supervisor is the Swiss Financial Market Supervisory Authority (FINMA). However, our operations are global and are therefore regulated and supervised by the relevant authorities in each of the jurisdictions in which we conduct business. The next sections describe the regulation and supervision of our business in Switzerland and the regulatory and supervisory environments in the US and the UK, our next two largest areas of operation.

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

Switzerland implemented the internationally agreed capital adequacy rules of the Basel Capital Accord (Basel II) by means of the Capital Adequacy Ordinance of 29 September 2006, and subsequent FINMA circulars. Switzerland imposes a more differentiated and tighter regime than the internationally agreed rules, including more stringent risk weights. The revised decree on capital requirements issued at the end of 2008 increased the risk-based buffer and complemented it with a leverage ratio requirement, i.e. a minimum ratio of capital and balance sheet assets. In the course of 2010, the Swiss Federal Council and FINMA incorporated the Basel II enhancements issued by the Basel Committee on Banking Supervision on 13 July 2009 into the Capital Adequacy Ordinance and related circulars. The enhancements strengthen the Basel II rules governing trading book capital, and enhance the three pillars of the Basel II framework. The revised Capital Adequacy Ordinance, together with the FINMA circulars, entered into force on 1 January 2011. These requirements are being upgraded to reflect the Basel III framework issued by the Basel Committee on Banking Supervision as implemented in Switzerland.

è	Refer to the “Capital management” section of this report for more information about capital requirements

In autumn 2011, the Swiss parliament amended the Federal Banking Law to address the lessons learned from the financial crisis and to address the “too big to fail” issue. The amended sections are applicable to the largest Swiss banks including UBS and contain specific capital requirements and provisions to ensure that systemically relevant functions can be maintained in case of insolvency. In addition, and in line with global requirements, UBS is required to produce and update recovery and resolution plans that will help the firm and the regulator prevent another crisis or to mitigate its effects on both clients and counterparties. These new sections are expected to enter into force during 2012.

The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector lays down a common standard for due diligence obligations for the whole financial sector, which must be met to prevent money laundering.

The legal basis for the investment funds business in Switzerland is the Swiss Federal Act on Collective Investment Schemes (Collective Investment Schemes Act) of 23 June 2006, which came into force on 1 January 2007. The supervisory authority for investment funds in Switzerland is FINMA, which is responsible for the authorization and supervision of the institutions and investment funds subject to its control.

In our capacity as a securities broker, we are governed by the Swiss Stock Exchange Act; FINMA is the competent supervisory authority.

Regulation by the Swiss Financial Market Supervisory Authority

FINMA is strongly involved in the shaping of the legislative framework for banks:

–	FINMA has substantial influence on the drafting of Swiss federal acts and ordinances from the Federal Council or the parliament.
–	On a more technical level, FINMA is empowered to issue its own ordinances and circulars.

Self-regulation by the SIX Swiss Exchange and the Swiss Bankers Association

Certain aspects of securities brokering, such as the organization of trading, are subject to self-regulation through the SIX Swiss Exchange (SIX), under the overall supervision of FINMA. Further more, we are also an issuer of listed shares subject to self-regulation by the SIX.

FINMA also officially endorses self-regulatory guidelines to issued by the banking industry (through the Swiss Bankers Association), making them an integral part of banking regulation.

Two-tier system of supervision and direct supervision of UBS

Generally, supervision in Switzerland is based on a division of tasks between FINMA and a number of authorized audit firms. Under this two-tier supervisory system, FINMA has the responsibility for overall supervision and enforcement measures while the authorized audit firms carry out official duties on behalf of FINMA.

Operating environment and strategy

Regulation and supervision

The responsibility of external auditors encompasses the audit of financial statements, the review of banks’ compliance with all prudential requirements and on-site audits.

Because of its importance to the Swiss financial system, UBS is directly supervised by dedicated teams at FINMA. The regime of direct supervision is regulated by FINMA Circular 08/9 on the Supervision of Large Banking Groups. Supervisory tools include scheduled meetings with management and information exchange encompassing all control and business areas, independent assessments through review activities, and a regular exchange of views with internal audit functions, external auditors and important host supervisors.

We are directly supervised by the FINMA team “Supervision of UBS,” which is supported by teams specifically monitoring investment banking activities, risk management, and solvency and capital aspects.

Role of the Swiss National Bank and division of tasks between FINMA and the Swiss National Bank

While the Swiss National Bank (SNB) does not exercise any banking supervision and is not responsible for enforcing banking legislation, it is mandated to contribute to the stability of the financial system, is responsible for the supply of liquidity and conducts the monetary policy. In fulfilling its mandate, the SNB monitors developments in the banking sector from the perspective of the system as a whole. Accordingly, FINMA and the SNB work together in the following areas: (i) assessment of the soundness of systemically important banks; (ii) regulations that have a major impact on the soundness of banks, including liquidity, capital adequacy and risk distribution provisions, where they are of relevance for financial stability; and (iii) contingency planning and crisis management. FINMA and the SNB exchange information and share opinions about the soundness of the banking sector and systemically important banks, and are authorized to exchange information and documents that are not publicly accessible if they require these in order to fulfill their tasks. With regard to systemically important banks, the SNB may also carry out its own enquiries and may request that these banks provide information as required.

è	Refer to the “Regulatory developments” and “Risk factors” sections of this report for more information

Regulation and supervision in the US

Banking regulation

Our operations in the US are subject to a variety of regulatory regimes. We maintain branches in several states including Connecticut, Illinois, Florida and New York. These branches are licensed either by the Office of the Comptroller of the Currency or the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US branches. Only the deposits of our subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.

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

Operating environment and strategy

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 impacts the financial services industry by addressing, among other issues, the following: (i) systemic risk oversight, (ii) bank capital standards, (iii) the liquidation of failing systemically significant financial institutions, (iv) OTC derivatives, (v) the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), (vi) consumer and investor protection, (vii) hedge fund registration, (viii) securitization, (ix) investment advisors, (x) shareholder “say on pay,” (xi) the role of credit-rating agencies, and more. The details of the legislation and its impact on UBS’s operations will depend on the final regulations ultimately adopted by various agencies and oversight boards.

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

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (FINRA). Each entity is also regulated by some or all of the following: the NYSE, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member, depending on the specific nature of the respective broker-dealer’s business. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

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

Many of the provisions of the Dodd-Frank Act discussed above will affect the operation of these non-banking entities, as well as UBS’s US banking operations. Again, the impact of this statute on UBS’s operations will depend on the final regulations ultimately adopted by various agencies and oversight boards.

è	Refer to the “Regulatory developments” and “Risk factors” sections of this report for more information

Regulation and supervision in the UK

Our operations in the UK are mainly regulated by the Financial Services Authority (FSA), which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses. UBS AG, London Branch is regulated by both the FSA and FINMA.

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

Financial services regulation in the UK is conducted in accordance with EU directives which require, among other things, compliance with certain capital adequacy standards, client protection requirements and conduct of business rules (such as the Markets in Financial Instruments Directive). These directives apply throughout the EU and are reflected in the regulatory regimes of the various member states.

The UK government has committed to changing the current regulatory structures, including splitting responsibility for prudential regulation and conduct of business regulation and the replacement of the FSA with new regulatory bodies reporting to the Bank of England. These proposals are currently the subject of consultation and legislative consideration.

è	Refer to the “Regulatory developments” and “Risk factors” sections of this report for more information

Operating environment and strategy

Risk factors

Risk factors

Certain risks, including those described below, may impact our ability to execute our strategy and directly affect our business activities, financial condition, results of operations and prospects. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not presently aware or which we currently do not consider to be material could also materially affect our business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Regulatory and legislative changes may adversely affect our business and ability to execute our strategic plans

Fundamental changes in the laws and regulations affecting financial institutions could have a material and adverse effect on our business. In the wake of the recent financial crisis, and in light of the current instability in global financial markets, regulators and legislators have proposed, adopted, or are actively considering, a wide range of changes to these laws and regulations. The measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. These measures include the following:

–	significantly higher regulatory capital requirements;
–	changes in the definition and calculation of regulatory capital, including the capital treatment of certain capital instruments issued by UBS and other banks;
–	changes in the calculation of risk-weighted assets (RWA);
–	new or significantly enhanced liquidity requirements;
–	requirements to maintain liquidity and capital in multiple jurisdictions where activities are conducted and booked;
–	limitations on principal trading and other activities;
–	new licensing, registration and compliance regimes;
–	limitations on risk concentrations and maximum levels of risk;
–	taxes and government levies that would effectively limit balance sheet growth;
–	a variety of measures constraining, taxing or imposing additional requirements relating to compensation;
–	requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to wind down or disassemble.

    A number of measures have been adopted and will be implemented in the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there is a high level of uncertainty regarding a number of the measures referred to above, including the timing of their implementation.

Notwithstanding attempts by regulators to coordinate their efforts, the proposals differ by jurisdiction and therefore enhanced regulation may be imposed in a manner that makes it more difficult to manage a global institution. The absence of a coordinated approach is also likely to disadvantage certain banks, such as UBS, as they attempt to compete with less strictly regulated financial institutions and unregulated non-bank competitors.

In September 2011, the Swiss parliament adopted the “too-big-to-fail” law to address the issues posed by large banks. The law became effective on 1 March 2012. Accordingly, Swiss regulatory change efforts are generally proceeding more quickly than those in other major jurisdictions, and the Swiss Financial Market Supervisory Authority (FINMA), the Swiss National Bank (SNB) and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as UBS, than those adopted, proposed or publicly espoused by regulatory authorities in other major global banking centers.

The Swiss Federal Department of Finance has consulted on proposed changes to the banking ordinance and capital adequacy ordinance. These ordinances, when final, could in effect result in higher capital adequacy requirements than the 19% of RWA that has been publicly discussed. In particular, de facto higher capital requirements (to be fulfilled at the level of the Group and the parent holding systemically relevant functions) may be the result of the leverage ratio if implemented as currently proposed, or of the planned early implementation in Switzerland of the anticyclical buffer requirement recommended by the Basel Committee on Banking Supervision. In addition, the Swiss Government’s proposed changes to the risk weighting of residential mortgages would significantly increase the capital requirements for our Swiss mortgage book.

The new ordinances will, among other things, contain provisions regarding emergency plans for systemically important functions, recovery and resolution planning and intervention measures that may be triggered when certain capital thresholds are breached. Those intervention levels may be set at higher capital levels than under current law, and may depend upon the capital structure and type of buffer capital the bank will have to issue to meet the specific Swiss requirements (6% to cover systemic risk in addition to the 13% to be required due to the combination of Basel III and the “Swiss finish”). The Swiss Federal Council will have to present the revised ordinances to the Swiss parliament for approval; the ordinances are expected to come into force on 1 January 2013.

If we are not able to demonstrate that our systemically relevant functions in Switzerland can be maintained even in case of a threatened insolvency, FINMA may impose more onerous requirements on us. Although the actions that FINMA may take in such circumstances are not yet defined, we could be required directly

Operating environment and strategy

or indirectly, for example, to alter our legal structure (e.g., separate lines of business into dedicated entities, possibly with limitations on intra-group funding and guarantees), or in some manner to reduce business risk levels.

Regulatory changes in other locations in which we operate may subject us to requirements to move activities from UBS AG branches into subsidiaries, which in turn creates operational, risk control, capital and tax inefficiencies, as well as higher local capital requirements and potentially client and counterparty concerns about the credit quality of the subsidiary. Such changes could also negatively impact our funding model and severely limit our booking flexibility. For example, we have significant operations in the UK and use London as a global booking center for many types of products. The UK Independent Commission on Banking (ICB) has recommended structural and non-structural reform of the banking sector to promote financial stability and competition. Key measures proposed include the ring-fencing of retail activities in the UK, additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance of debt subject to “bail-in” provisions. Such measures could have a material effect on our businesses located or booked in the UK, although the applicability and implications of such changes to offices and subsidiaries of foreign banks are not yet entirely clear. Already, we are being required by regulatory authorities to increase the capitalization of our UK bank subsidiary, UBS Limited, and expect to be required to change our booking practices to reduce or even eliminate our utilization of UBS AG London branch as a global booking center for the Investment Bank.

The adoption of the Dodd-Frank Act in the US will also affect a number of our activities as well as those of other banks. The implementation of the Volcker Rule as of July 2012, for example, is one reason for our announced decision to exit equities proprietary trading business segments within the Investment Bank. For other trading activity, we will be required to implement a compliance regime, including the calculation of detailed metrics for each trading book, and may be required to implement a compliance plan globally. Depending on the nature of the final rules, as well as the manner in which they are implemented, the Volcker Rule could have a substantial impact on market liquidity and the economics of market-making activities. The Volcker Rule broadly limits investments and other transactional activities between banks and covered funds. The proposed implementing regulations both expand the scope of covered funds and provide only a very limited exclusion for activities of UBS outside the US. If adopted as proposed, the regulations could limit certain of our activities in relation to funds, particularly outside the US.

Because many of the regulations that must be adopted to implement the Dodd-Frank Act have not yet been finalized, the effect on business booked or conducted by UBS in whole or in part outside the US cannot yet be determined fully.

    In addition, in 2009 the G20 countries committed to move all standardized over-the-counter (OTC) derivative contracts on exchange and clear them through central counterparties by the end of 2012. This commitment is being implemented through the

Dodd-Frank Act in the US and corresponding legislation in the European Union and other jurisdictions, and will have a significant impact on our OTC derivatives business, primarily in the Investment Bank. For example, most OTC derivatives trading will move toward a central clearing model, increasing transparency through trading on exchanges or swap execution facilities. Although we are preparing for these thematic market changes, they are likely to reduce the revenue potential of certain lines of business for market participants generally, and we may be adversely affected.

In connection with the rules being adopted on swaps and derivative markets in the US as part of the Dodd-Frank Act, UBS AG could be required to register as a swap dealer in the US during 2012. The new regulations will impose substantial new requirements on registered swap dealers, but no guidance has been issued yet on their application to the activities of swap dealers outside the US. The potential extra-territorial application of the new rules could create a significant operational and compliance burden and potential for duplicative and conflicting regulation.

We are currently required to produce recovery and resolution plans in the US, UK and Switzerland. Resolution plans may increase the pressure for structural change if our analysis identifies impediments that are not acceptable to regulators. Such structural changes may negatively impact our ability to benefit from synergies between business units.

The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect on our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on our ability to compete with other financial institutions. They are likely to be costly to implement and could also have a negative impact on our legal structure or business model. Finally, the uncertainty related to legislative and regulatory changes may have a negative impact on our relationships with clients and our success in attracting client business.

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

Our reputation is critical to the success of our business

Damage to our reputation can have fundamental negative effects on our business and prospects. Our reputation is critical to the success of our strategic plans. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. This was demonstrated in recent years as our very large losses during the financial crisis, the US cross-border matter and other events seriously damaged our reputation. Reputational damage was an important factor in our loss of clients and client assets across our asset-gathering businesses, and contributed to our loss of and dif-

Operating environment and strategy

Risk factors

ficulty in attracting staff, in 2008 and 2009. These developments had short-term and also more lasting adverse effects on our financial performance. We recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. The unauthorized trading incident that we announced in September 2011 also adversely affected our reputation. Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets.

è	Refer to the “Certain items affecting our results in 2011” sidebar for more information on the unauthorized trading incident

Our capital strength is important in supporting our strategy, client franchise and competitive position

Our capital position, as measured by the BIS tier 1 and total capital ratios, is determined by (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (ii) eligible capital. Both RWA and eligible capital are subject to change. Eligible capital would be reduced if we experience net losses, as determined for the purpose of the regulatory capital calculation. Eligible capital can also be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, adverse currency movements directly affecting the value of equity and prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions. RWA, on the other hand, are driven by our business activities and by changes in the risk profile of our exposures. For instance, substantial market volatility, a widening of credit spreads (the major driver of our value-at-risk), a change in regulatory treatment of certain positions (such as the application of market stresses in accordance with Basel 2.5 adopted in the last quarter of 2011), adverse currency movements, increased counterparty risk or a deterioration in the economic environment could result in a rise in RWA. Any such reduction in eligible capital or increase in RWA could materially reduce our capital ratios.

    The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or their interpretation. We are subject to regulatory capital requirements imposed by FINMA, under which we have higher RWA than would be the case under BIS guidelines. Forthcoming changes in the calculation of RWA under Basel III and FINMA requirements will significantly increase the level of our RWA and, therefore, have an adverse effect on our capital ratios. We have announced plans to reduce RWA very substantially and to mitigate the effects of the changes in the RWA calculation. However, there is a risk that we will not be successful in pursuing our plans, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments to some degree counteract the benefit of our actions.

In addition to the risk-based capital requirements, FINMA has introduced a minimum leverage ratio, which must be achieved by 1 January 2013. The leverage ratio operates separately from the risk-based capital requirements, and, accordingly, under certain circumstances could constrain our business activities even if we are able to satisfy the risk-based capital requirements.

Changes in the Swiss requirements for risk-based capital or leverage ratios, whether pertaining to the minimum levels required for large Swiss banks or to the calculation thereof (including changes of the banking law under the “too-big-to-fail” measures), could have a material adverse effect on our business and could affect our competitive position internationally compared with institutions that are regulated under different regimes. Moreover, although we have recently identified certain businesses that we plan to exit in response to regulatory and business changes, changes in the calculation and level of capital requirements or other regulatory changes may render uneconomic certain other businesses conducted in our Investment Bank or in other business divisions, or may undermine their viability in other ways. The reduction or elimination of lines of business could adversely affect our competitive position, particularly if competitors are subject to different requirements under which those activities continue to be sustainable.

Performance in the financial services industry is affected by market conditions and the economic climate

The financial services industry prospers in conditions of economic growth; stable geopolitical conditions; transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, inflation or a severe financial crisis can negatively affect our revenues and ultimately our capital base.

    A market downturn can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impacts well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets which are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant. We have material exposures to certain emerging market economies, both as a wealth manager and as an investment bank. As our presence and business in emerging markets increases, and as our strategic plans depend more heavily upon our ability to generate growth and revenue in the emerging markets, we become more exposed to these risks. The ongoing eurozone crisis demonstrates that such developments, even in more developed markets, can have similarly unpredictable and destabilizing effects. Adverse developments of these kinds have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:

–

a general reduction in business activity and market volumes, as we have experienced in recent quarters, affects fees, commissions and margins from market-making and client-driven transactions and activities; local or regional economic factors, such as the ongoing eurozone sovereign debt and banking industry concerns, could also have an effect on us;

Operating environment and strategy

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
–

if individual countries impose restrictions on cross-border payments or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the euro), we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in – or prevented from – managing our risks.

Because we have very substantial exposures to other major financial institutions, the failure of one or more of such institutions could have a material effect on us.

The developments mentioned above can materially affect the performance of our business units and of UBS as a whole, and ultimately our financial condition. There is also a somewhat related risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.

We hold legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

UBS, like other financial market participants, was severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and to a lesser extent in 2009. Although we have significantly reduced our risk exposures starting in 2008, in part through transfers in 2008 and 2009 to a fund controlled by the SNB, we continue to hold substantial legacy risk positions, the value of which was reduced significantly by the financial crisis. In many cases these risk positions continue to be illiquid and have not recovered much of their lost value. In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortized cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

    We have announced and begun to carry out plans to reduce drastically the risk-weighted assets associated with the legacy risk positions, but the continued illiquidity and complexity of many of these legacy risk positions could make it difficult to sell or otherwise liquidate these exposures. At the same time, our strategy rests heavily on our ability to reduce sharply the risk-weighted assets associated with these exposures in order to meet our future capital targets and requirements without incurring unacceptable losses.

We hold positions related to real estate in various countries, including a very substantial Swiss mortgage portfolio, and we could suffer losses on these positions. In addition, we are exposed to risk in our prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.

Our global presence subjects us to risk from currency fluctuations

We prepare our consolidated financial statements in Swiss francs. However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the US dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar revenue accounts for the largest portion of our non-Swiss franc revenue) have an effect on our reported income and expenses, and on other reported figures such as invested assets, balance sheet assets, RWA and tier 1 capital. For example, the strengthening of the Swiss franc especially against the US dollar and euro, which occurred during 2011, had an adverse effect on our revenues and invested assets. Since exchange rates are subject to constant change, sometimes for completely unpredictable reasons, our results are subject to risks associated with changes in the relative values of currencies.

We are dependent upon our risk management and control processes to avoid or limit potential losses in our trading and counterparty credit businesses

Controlled risk-taking is a major part of the business of a financial services firm. Credit is an integral part of many of our retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions. Changes in interest rates, credit spreads, equity prices and liquidity, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must, therefore, diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

    As seen during the financial crisis of 2007–2009, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control frame-

Operating environment and strategy

Risk factors

work, we could suffer further losses in the future if, for example:

–	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;
–	our assessment of the risks identified or our response to negative trends proves to be inadequate or incorrect;
–	markets move in ways that we do not expect in – terms of their speed, direction, severity or correlation – and our ability to manage risks in the resultant environment is, therefore, affected;
–

third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models, and accordingly we suffer defaults and impairments beyond the level implied by our risk assessment; or

–	collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.

We also manage risk on behalf of our clients in our asset and wealth management businesses. Our performance in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management, or withdrawal of mandates.

If we decide to support a fund or another investment that we sponsor in our asset or wealth management businesses (such as the property fund to which Wealth Management & Swiss Bank has exposure), we might, depending on the facts and circumstances, incur charges that could increase to material levels.

Investment positions, such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors. These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on our earnings.

Valuations of certain assets rely on models; models have inherent limitations and may use inputs which have no observable source

Where possible, we mark our trading book assets at their quoted market price in an active market. Such price information may not be available for certain instruments and, therefore, we apply valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. In the case of positions for which some or all of the inputs required for the valuation techniques are not observable or have limited observability, we use valuation models with non-market observable inputs. There is no single market standard for valuation models of this type. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process. Changes in model inputs or in the models themselves, or failure to make the changes necessary to reflect evolving market conditions, could have a material adverse effect on our financial results.

We are exposed to possible outflows of client assets in our wealth management and asset management businesses

We experienced substantial net outflows of client assets in our wealth management and asset management businesses in 2008 and 2009. The net outflows resulted from a number of different factors, including our substantial losses, the damage to our reputation, the loss of client advisors, difficulty in recruiting qualified client advisors and developments concerning our cross-border private banking business. Many of these factors have been successfully addressed, as evidenced by our overall net new money inflows in 2011, but others, such as the long-term changes affecting the cross-border private banking business model, will continue to affect client flows for an extended period of time. If we experience again material net outflows of client assets, the results of our wealth management and asset management businesses are likely to be adversely affected.

Liquidity and funding management are critical to our ongoing performance

The viability of our business depends upon the availability of funding sources, and its success depends upon our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions. A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of our funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions, which could also influence the cost of funding. A change in the availability of short-term funding could occur quickly.

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding. In addition, as we experienced in recent years, ratings downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses. Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that ratings changes could influence the performance of some of our businesses.

The more stringent Basel III capital and liquidity requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs.

è	Refer to the “Risk, treasury and capital management” section of this report for more information on our approach to liquidity and funding management

Operating environment and strategy

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, system failures, cyber-attacks and failure of security and physical protection, are appropriately controlled. If our internal controls fail or prove ineffective in identifying and remedying such risks we could suffer operational failures that might result in material losses, such as the loss from the unauthorized trading incident announced in September 2011.

Certain types of operational control weaknesses and failures could also adversely affect our ability to prepare and publish accurate and timely financial reports. We identified control deficiencies following the unauthorized trading incident announced in September 2011, and management determined that we had a material weakness in our internal control over financial reporting as of the end of 2010 and 2011, although this has not affected the reliability of our financial statements for either year.

è

Refer to the “Update on internal control over financial reporting” and the “Management’s report on internal control over financial reporting” in the “Financial information” section of this report for more information

Legal claims and regulatory risks and restrictions arise in the conduct of our business

Due to the nature of our business, we are subject to regulatory oversight and liability risk. We are involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where we are active. These proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business or financial results. We continue to be subject to government inquiries and investigations, and are involved in a number of litigations and disputes, many of which arose out of the financial crisis of 2007–2009. The unauthorized trading incident announced in September 2011 has triggered a joint investigation by FINMA and the UK Financial Services Authority and separate enforcement proceedings by the two authorities. We are also subject to potentially material exposure in connection with claims relating to US RMBS and mortgage loan sales, the Madoff investment fraud, Lehman principal protection notes, LIBOR rate submissions and other matters.

We are in active dialogue with our regulators concerning the actions that we are taking to improve our operational and risk management controls, processes and systems. Ever since our losses in 2007 and 2008, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility. While we believe that we have largely remediated the deficiencies that led to the material losses during the recent financial crisis, the unauthorized trading incident announced in September 2011 has revealed different shortcomings that we are also urgently addressing. The unauthorized trading incident has presented us with further challenges and potential constraints on the execution of our business strategy, as we seek once again to enhance our operational and control framework and demonstrate its effectiveness to regulatory authorities. Notwithstanding the remediation we have already completed and which is in process, the consequences of the ongoing regulatory review and enforcement proceedings arising from the incident cannot be predicted.

è

Refer to “Note 21 Provisions and contingent liabilities” in the “Financial information” section of this report for more information on litigation and regulatory matters and other contingent liabilities

We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to UBS in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. We expect these trends to continue and competition to increase.

Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies or are unable to attract or retain the qualified people needed to carry them out.

    The amount and structure of our employee compensation are affected not only by our business results but also by competitive factors and regulatory considerations. Constraints on the amount of employee compensation, higher levels of deferral and claw-backs and performance conditions may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance. Starting with the performance year 2009, the portion of variable compensation granted in the form of deferred shares was much higher than in the past. Although our peers have over time also increased their deferral percentages, we continue to be subject to the risk that key employees will be attracted by competitors and decide to leave UBS, or that we may be less successful than our competitors in attracting qualified employees. Regulatory constraints and pressure from regulators and other stakeholders affect not only UBS but also the other major international banks, but some of our peers may have a competitive advantage due to differences in the requirements and intensity of pressure among different jurisdictions.

Operating environment and strategy

Risk factors

Our financial results may be negatively affected by changes to accounting standards

We are required to report our results and financial position in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Changes to IFRS may mean that our reported results and financial position differ in the future from those expected. Such changes also may affect our regulatory capital and ratios. When accounting changes are finalized, UBS assesses the potential impact and discloses significant future changes in its financial statements. Currently, there are a number of finalized and potential accounting changes that are expected to impact our reported results, financial position and regulatory capital in the future.

è	Refer to the “Financial Information” section of this report for more information on changes in accounting requirements

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

The goodwill we have recognized on our balance sheet is tested for impairment at least annually. Our impairment test in respect of the assets recognized as of 31 December 2011 indicated that the value of our goodwill is not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement.

We are exposed to risks arising from the different regulatory, legal and tax regimes applicable to our global businesses

We operate in more than 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal, tax and regulatory regimes. Our ability to execute our global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain and maintain the necessary licenses to operate in local markets. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of our clients to do business with us or the viability of our strategies and business model.

The effects of taxes on our financial results are significantly influenced by changes in our deferred tax assets and final determinations on audits by tax authorities

The deferred tax assets we have recognized on our balance sheet as of 31 December 2011 in respect of prior years’ tax losses are based on profitability assumptions over a five-year horizon. If the business plan earnings and assumptions in future periods substantially deviate from the current outlook, the amount of deferred tax assets may need to be adjusted in the future. This could include write-offs of deferred tax assets through the income statement if actual results come in substantially below the business plan forecasts and /or if future business plan forecasts are revised downward substantially.

In the coming years, our effective tax rate will be highly sensitive both to our performance and to the development of new business plan forecasts. Currently unrecognized deferred tax assets in the UK and especially the US could be recognized if our actual and forecasted performance in those countries is strong enough to justify further recognition of deferred tax assets under the governing accounting standard. Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results. If, for example, the Group’s performance in the UK and especially in the US is strong, we could be expected to write up additional US and / or UK deferred tax assets in the coming years. The effect of doing so would significantly reduce the Group’s effective tax rate in years in which any write ups are made. Conversely, if our performance in those countries does not justify additional deferred tax recognition, but nevertheless supports our maintaining current deferred tax levels, we expect the Group’s effective tax rate to be in the range of 20–25% (although the tax rate may differ if there are significant book tax adjustments, which generally mainly affect Swiss taxable profits, for example own credit gains/ losses).

Our effective tax rate is also sensitive to any future reductions in tax rates, particularly in the US and Switzerland, which would cause the expected future tax saving from items such as tax loss carry-forwards in those locations to diminish in value. This in turn would cause a write-down of deferred tax assets.

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

    In 2011, the UK government introduced a balance sheet based levy payable by banks operating and / or resident in the UK. An expense for the year of CHF 109 million has been recognized in operating expenses (within pre-tax profit) in the fourth quarter of 2011. In November 2011 the UK government announced its intention to increase the rate of the levy by 17% from 1 January 2012. The Group’s bank levy expense for future years will depend on both the rate and the Group’s taxable UK liabilities at each year end: changes to either factor could increase the cost. Whilst not yet certain, we expect that the annual bank levy expense will continue to be recognized for IFRS purposes as a one-off cost arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position.

Financial and

operating

performance

Financial and operating performance

Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our Financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in assumptions may have a significant impact on the Financial statements in the periods when assumptions are changed. Accounting policies that are deemed critical to our results and financial position, in terms of materiality of the items to which the policy is applied, and which involve significant assumptions and estimates, are discussed in this section. A broader and more detailed description of the accounting policies that we use is included in “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report.

The application of assumptions and estimates means that any selection of different assumptions could cause the reported results to differ. We believe that the assumptions we have made are appropriate, and that our Financial statements therefore present the financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding our Financial statements. They are not intended to suggest that other assumptions would be more appropriate.

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

The valuation techniques or models employed may not fully reflect all the factors relevant to the positions we hold. Valuations are therefore adjusted, where appropriate, to allow for additional factors, including model risk, liquidity risk and credit risk. We use different approaches to calculate the credit risk, depending on the classification of a financial instrument at fair value. A credit valuation adjustment approach based on an expected exposure profile is used to adjust the fair value of Positive replacement values to reflect counterparty credit risk if deemed necessary. Correspondingly, a debit valuation adjustment approach is applied to incorporate own credit risk in the fair value of uncollateralized Negative replacement values. Own credit risk for Financial liabilities designated at fair value is calculated using the funds transfer price curve.

As of 31 December 2011, financial assets and financial liabilities for which valuation techniques or models are used and whose inputs are observable (level 2) amounted to CHF 550 billion and CHF 561 billion, respectively. Financial assets and financial liabilities whose valuations include significant unobservable inputs (level 3) amounted to CHF 25 billion and CHF 24 billion, respectively.

Changes in assumptions for input factors would affect the reported fair value of financial instruments. If management had used reasonably possible alternative assumptions for our level 3 instruments accounted for at fair value through profit or loss, the net fair value of non-derivative instruments would have been up to CHF 0.6 billion higher or lower on 31 December 2011. Similarly, the net fair value of derivative instruments would have been up to CHF 1.1 billion higher or lower than the amounts recognized on our balance sheet on 31 December 2011.

è	Refer to “Note 26 Fair value of financial instruments” in the “Financial information” section of this report for more information on valuation of financial instruments

Goodwill impairment test

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of a potential impairment exist. The impairment test is performed for each segment for which goodwill is allocated and compares the recoverable amount and the carrying amount of the segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount. The impairment test is based on a number of assumptions, as described further below.

The recoverable amount is determined using a discounted cash flow model, which uses inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five individually forecasted years and the terminal value. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the discount rate and the long-term growth rate.

The carrying amount for each segment is determined by reference to the equity attribution framework. Within this framework,

Financial and operating performance

which is described in the “Capital management” section of this report, management attributes equity to the businesses after considering their risk exposure, risk-weighted assets usage, asset size, goodwill and intangible assets. The framework is used primarily for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equates to the capital that a segment requires to conduct its business and is considered an appropriate starting point from which to determine the carrying value of the segments. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.

Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to changes in the discount rates, and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term economic growth rates for different regions worldwide. Earnings available to shareholders are estimated based on forecast results, which are part of the business plan approved by the Board of Directors. The discount rates are determined by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of UBS’s management.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. This may be the case if the regulatory pressure on the banking industry further intensifies and conditions in the financial markets diminish our performance relative to forecast. Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the Basel capital framework, there would be no impact to the BIS tier 1 capital ratio or BIS total capital ratio of the UBS Group.

As of 31 December 2011, the following four segments carried goodwill: Wealth Management (CHF 1.3 billion), Wealth Management Americas (CHF 3.3 billion), Global Asset Management (CHF 1.4 billion), and the Investment Bank (CHF 3.0 billion). On the basis of the impairment testing methodology described above, UBS concluded that the year-end 2011 balances of goodwill allocated to its segments remain recoverable.

è	Refer to “Note la) 21) Goodwill and intangible assets” and “Note 16 Goodwill and intangible assets” in the “Financial information” section of this report for more information

Impairment of loans and receivables measured at amortized cost

Loan impairment allowances represent management’s best estimate of losses incurred in the lending portfolio at the balance sheet date. The loan portfolio, which is measured at amortized cost less impairment, consists of financial assets presented on the balance sheet lines Due from banks and Loans, including reclassified securities. In addition, irrevocable loan commitments are tested for impairment as described below.

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

The impairment loss is the excess of the carrying value of the financial asset over the estimated recoverable amount. The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. An allowance for credit losses is reported as a reduction of the carrying value of the financial asset on the balance sheet.

Estimated cash flows associated with financial assets reclassified from Held for trading to Loans and receivables in accordance with the requirements in “Note 1a) 10) Loans and receivables” in the “Financial information” section of this report and other similar assets acquired subsequently, are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in profit or loss as credit loss expenses. For reclassified securities, increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the effective interest rate on the loan from the date of change.

è

Refer to “Note 9a Due from banks and loans”, “Note 9b Allowances and provisions for credit losses” and “Note 28 Measurement categories of financial assets and financial liabilities” in the “Financial information” section of this report for more information

On 31 December 2011, our gross loan portfolio was CHF 267 billion and the related allowances amounted to CHF 0.8 billion, of which CHF 83 million related to reclassified and similar acquired securities.

è	Refer to “Note la) 11) Allowance and provision for credit losses” in the “Financial information” section of this report for more information

Consolidation of special purpose entities

We sponsor the formation of special purpose entities (SPE) and interact with non-sponsored SPE for a variety of reasons, including allowing clients to obtain or be exposed to specific risk and reward profiles, to provide funding or to sell or purchase

Financial and operating performance

Critical accounting policies

credit risk. In accordance with IFRS, we do not consolidate special purpose entities that we do not control. In order to determine whether or not we control an SPE, we evaluate a range of factors, including whether (i) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE operations, or (ii) we have decision-making powers to obtain the majority of the benefits of the activities of the SPE, or we have delegated these decision-making powers by setting up an autopilot mechanism, or (iii) we have the right to obtain the majority of the benefits of the activities of an SPE and, therefore, may be exposed to risks arising from the activities of the SPE, or (iv) we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together require a significant degree of judgment to reach a conclusion. The exposure to volatility in profits and the absorption of risks and rewards, as well as the ability to make operational decisions for the SPE in question, are generally the factors to which most weight is given in reaching a conclusion.

è	Refer to “Note la) 3) Subsidiaries” in the “Financial information” section of this report for more information

Equity compensation

We recognize shares, performance shares, options and share-settled stock appreciation rights awarded to employees as compensation expense based on their fair value at grant date. The fair value of UBS shares issued to employees is determined by reference to quoted market prices, adjusted, where appropriate, to take into account the terms and conditions inherent in the award. Options, stock appreciation rights, and certain performance shares issued by UBS to its employees have features which are not directly comparable with our shares and options traded in active markets. Accordingly, we determine the fair value using suitable valuation models. The models require inputs such as expected dividends, share price volatility and historical employee exercise behavior patterns.

Some of the model inputs we use are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different valuations, which in turn would result in recognition of higher or lower compensation expense.

Several recognized valuation models exist. The models we apply have been selected because they are able to handle the specific features included in the various instruments granted to our employees. If we were to use different models, the values produced would differ, even if the same inputs were used.

è

Refer to “Note la) 25) Equity participation and other compensation plans” and “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report for more information

Deferred taxes

Deferred tax assets arise from a variety of sources, the most significant being the following: (i) tax losses that can be carried forward to be utilized against profits in future years; and (ii) expenses recognized in our income statement that are not deductible until the associated cash flows occur

We record a valuation allowance to reduce our deferred tax assets to the amount which can be recognized in line with the relevant accounting standards. The level of deferred tax asset recognition is influenced by management’s assessment of our future profitability regarding relevant business plan forecasts. Existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. This review is conducted annually, in the second half of each year, but adjustments may be made at other times, if required. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future profitability.

Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. The deferred tax assets recognized on 31 December 2011 have been based on future profitability assumptions over a five-year time horizon, adjusted to take into account the recognition criteria of lAS 12 Income Taxes. The level of deferred tax assets recognized may, however, need to be adjusted in the future in the event of changes in those profitability assumptions. On 31 December 2011, the deferred tax assets amounted to CHF 8.5 billion, which included an amount of CHF 8.0 billion in respect of tax losses (mainly in Switzerland and the US) that can be utilized to offset taxable income in future years.

è	Refer to “Note 22 Income taxes” and “Note la) 22) Income taxes” in the “Financial information” section of this report for more information

Hedge accounting

    The Group uses derivative instruments as part of its asset and liability management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria, they are designated as hedging instruments in fair value hedges, cash flow hedges or net investment hedges. The designation of derivative or non-derivative hedging instruments is at our discretion.

At the time a financial instrument is designated in a hedge relationship, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with the designated risk of the hedged items.

Financial and operating performance

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

The Group discontinues hedge accounting when it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when a forecast transaction is no longer deemed highly probable. In certain circumstances, the Group may decide to discontinue hedge accounting voluntarily, even though the mentioned criteria for discontinuing are not fulfilled. De-designated hedging derivatives from hedge relationships are treated as held for trading from the de-designation date.

è	Refer to “Note la) 15) Derivative instruments and hedge accounting” and “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Provisions

Provisions are recognized when we have a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle or discharge the obligation and a reliable estimate of the obligation can be made.

Recognition of provisions often requires use of an estimate as the exact amount of the obligation is often unknown. The estimate is based on all available information and reflects the amount that in management’s opinion represents the best estimate of the expenditure required to settle or discharge the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Future events that may affect the amount required to settle or discharge the obligation are reflected in the amount provided, whenever there is sufficient objective evidence that such future events will occur. We revise existing provisions up or down when additional information becomes available which allows the estimates to be quantified more accurately. Management necessarily exercises judgment in making assumptions and estimates when calculating provisions.

Provisions are classified in “Note 21 Provisions and contingent liabilities” in the “Financial information” section of this report into the following categories: operational risks, litigation and regulatory matters, restructuring, provisions for loan commitments and guarantees, and other. Operational risks include provisions resulting from security risks and transaction processing risks. Litigation and regulatory matters includes provisions for claims related to legal, liability and compliance risks. Provisions for reinstatement costs for leasehold improvement, provisions for onerous lease contracts, provisions for employee benefits and other items are disclosed under Other.

è	Refer to “Note la) 27) Provisions” in the “Financial information” section of this report for more information

Pension and other post-employment benefit plans

The defined benefit obligation at the end of the year and the net periodic pension cost for the year depend on the expected future benefits to be provided, determined using a number of economic and demographic assumptions. The assumptions include life expectancy, the discount rate, expected salary increases, expected returns on plan assets and pension rates.

Life expectancy is determined by reference to published mortality tables. The discount rate is determined by reference to rates of return on high-quality fixed-income investments of appropriate term at the measurement date. The assumption for salary increases reflects the long-term expectations for salary growth and takes into account inflation, seniority, promotion and other relevant factors such as supply and demand in the labor market. The expected return on plan assets is the long-term average return that management believes is expected on the pension assets, based on class of asset.

The most significant plan is the Swiss pension plan. Life expectancy for this plan has been based on the 2010 BVG generational mortality tables. This change has resulted in higher life expectancies than the prior year, which was based on the 2005 BVG mortality table that preceded the 2010 tables. The assumptions for the discount rate and the expected return on plan assets also changed from the prior year, to 2.3% and 3.5%, respectively.

è

Refer to “Note 29 Pension and other post-employment benefit plans” and “Note la) 24) Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information

Financial and operating performance

UBS results

UBS results

Net profit attributable to UBS shareholders was CHF 4,159 million in 2011 compared with CHF 7,534 million in 2010. Pre-tax profit declined to CHF 5,350 million from CHF 7,455 million, reflecting lower operating income primarily in the Investment Bank, partly offset by cost reductions. In 2011, we recorded a net tax expense of CHF 923 million compared with a net tax benefit of CHF 381 million in 2010.

Income statement

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10

Continuing operations

Interest income	17,969	18,872	23,461	(5)

Interest expense	(11,143)	(12,657)	(17,016)	(12)

Net interest income	6,826	6,215	6,446	10

Credit loss (expense) / recovery	(84)	(66)	(1,832)	27

Net interest income after credit loss expense	6,742	6,149	4,614	10

Net fee and commission income	15,236	17,160	17,712	(11)

Net trading income	4,343	7,471	(324)	(42)

Other income	1,467	1,214	599	21

Total operating income	27,788	31,994	22,601	(13)

Personnel expenses	15,591	16,920	16,543	(8)

General and administrative expenses	5,959	6,585	6,248	(10)

Depreciation of property and equipment	761	918	1,048	(17)

Impairment of goodwill	0	0	1,123

Amortization of intangible assets	127	117	200	9

Total operating expenses	22,439	24,539	25,162	(9)

Operating profit from continuing operations before tax	5,350	7,455	(2,561)	(28)

Tax expense / (benefit)	923	(381)	(443)

Net profit from continuing operations	4,426	7,836	(2,118)	(44)

Discontinued operations

Profit from discontinued operations before tax	0	2	(7)	(100)

Tax expense	0	0	0

Net profit from discontinued operations	0	2	(7)	(100)

Net profit	4,427	7,838	(2,125)	(44)

Net profit attributable to non-controlling interests	268	304	610	(12)

from continuing operations	268	303	600	(12)

from discontinued operations	0	1	10	(100)

Net profit attributable to UBS shareholders	4,159	7,534	(2,736)	(45)

from continuing operations	4,158	7,533	(2,719)	(45)

from discontinued operations	0	1	(17)	(100)

Comprehensive income

Total comprehensive income	7,457	6,484	(2,792)	15

Total comprehensive income attributable to non-controlling interests	560	609	484	(8)

Total comprehensive income attributable to UBS shareholders	6,896	5,875	(3,276)	17

Financial and operating performance

2011

Performance before tax

Profit from continuing operations before tax was CHF 5,350 million down from CHF 7,455 million, mainly due to a decline in operating income of CHF 4,206 million, partly offset by cost reductions of CHF 2,100 million.

Operating income

Total operating income was CHF 27,788 million in 2011, down CHF 4,206 million from CHF 31,994 million in 2010. This decline was mainly due to a reduction of CHF 1,924 million in net fee and commission income on lower underwriting fees and a decline in asset-based fees, the loss of CHF 1,849 million related to the unauthorized trading incident, and (even excluding the effect of the unauthorized trading incident) lower trading revenues in our equities and fixed income, currencies and commodities (FICC) businesses. These declines were partly offset by an own credit gain on financial liabilities designated at fair value of CHF 1,537 million, compared with a loss of CHF 548 million in the prior year. In addition, in 2011 we incurred a loss of CHF 133 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a gain of CHF 745 million in 2010. Furthermore, in 2011 we recorded a gain of CHF 722 million on the sale of our strategic investment portfolio.

è

Refer to the “Certain items affecting our results in 2011” sidebar in this section of this report for more information on the unauthorized trading incident, the sale of our strategic investment portfolio and our cost reduction program

Net interest and trading income

Net interest and trading income was CHF 11,169 million, down CHF 2,517 million from the prior year. In 2011, we recorded a loss of CHF 1,849 million related to the unauthorized trading incident, which was partly offset by an own credit gain of CHF 1,537 million due to the widening of our credit spreads during the year. Own credit in 2010 was a loss of CHF 548 million as credit spreads tightened during the year.

Net interest and trading income in FICC, excluding own credit, was down by CHF 1,621 million, partly reflecting the strengthening of the Swiss franc. Credit trading revenues declined due to concerns surrounding the eurozone and the global economic outlook in general, which led to increased market volatility and significantly impacted liquidity and client activity. Emerging market interest and trading revenues also declined. Furthermore, in 2011 we recorded a loss of CHF 284 million related to credit valuation adjustments for monoline credit protection compared with a gain of CHF 667 million in 2010. These declines were partly offset by higher macro net interest and trading revenues which increased across interest rates and foreign exchange business lines.

è	Refer to “Note 26 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Equities interest and trading revenues, excluding own credit and the unauthorized trading incident, declined by CHF 523 million reflecting the strengthening of the Swiss franc, and lower revenues in the derivatives and equity-linked businesses.

Net interest income in Wealth Management increased by CHF 231 million, mainly as higher treasury-related income and a 10% growth in average lending volumes compensated for margin pressure resulting from low market interest rates. In addition, net interest income benefited from income derived from the strategic investment portfolio in the first nine months of 2011. Income derived from the strategic investment portfolio was significantly lower in 2010 as the portfolio was only established during the fourth quarter of that year. Net trading income in Wealth Management also increased by CHF 231 million, partly due to treasury-related revenues.

Net interest income in Retail & Corporate declined by CHF 94 million due to margin pressure that was partly offset by higher volumes.

Net trading revenues in Wealth Management Americas fell by CHF 120 million, impacted by the strengthening of the Swiss franc, lower taxable fixed income and municipal trading income, partly offset by higher trading income from structured notes.

Corporate Center trading revenues included a loss of CHF 133 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a gain of CHF 745 million in 2010.

è	Refer to the “Risk management and control section” section of this report for more information on our option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

In 2011, we recorded a net credit loss expense of CHF 84 million, mainly reflecting an increase in collective loan loss allowances due to increased credit risks arising predominantly from Swiss corporate clients that had become exposed to significant foreign currency related risk as a result of the impact of the strengthening Swiss franc on their financial position. In 2010, we reported net credit loss expenses of CHF 66 million, which included CHF 172 million of impairment charges taken on reclassified and acquired securities, partially offset by recoveries on certain loan positions.

è

Refer to the “Risk management and control section” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Net fee and commission income

Net fee and commission income was CHF 15,236 million compared with CHF 17,160 million in the previous year.

Underwriting fees decreased by CHF 732 million or 38% to CHF 1,180 million, reflecting a decline in both equity and debt underwriting fees. The decline in equity underwriting fees resulted in part from an overall market slowdown due to volatility in

Financial and operating performance

UBS results

Net interest and trading income

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10

Net interest and trading income

Net interest income	6,826	6,215	6,446	10

Net trading income	4,343	7,471	(324)	(42)

Total net interest and trading income	11,169	13,686	6,122	(18)

Credit loss (expense) / recovery

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10
Wealth Management	11	11	45	0

Retail & Corporate	(101)	(76)	(178)	33

Wealth Management & Swiss Bank	(90)	(64)	(133)	41

Wealth Management Americas	(6)	(1)	3	500

Investment Bank	12	0	(1,698)

of which: related to reclassified securities[1]	37	(133)	(425)

of which: related to acquired securities	(28)	(39)	(18)

Corporate Center	(1)	0	(5)

Total	(84)	(66)	(1,832)	27

1  Refer to “Note 28b Reclassification of financial assets” in the “Financial information” section of this report.

capital markets and a reduced market fee pool. Debt underwriting fees declined due to lower revenues in the Investment Bank’s debt capital market business, in part reflecting the market impact of European sovereign debt concerns.

A decline of CHF 601 million in net brokerage fees reflected a downturn in the market, with lower transactional volumes and reduced level of client activity.

Portfolio management and advisory fees for the Group fell 7%, or CHF 408 million, to CHF 5,551 million, mainly due to the strengthening of the Swiss franc.

Investment fund fees decreased CHF 321 million, or 8%, to CHF 3,577 million, due to lower asset-based fees resulting from a lower average invested asset base, primarily as a result of the strengthening of the Swiss franc.

Merger and acquisition and corporate finance fees increased by CHF 135 million, or 16%, reflecting a somewhat improved merger and acquisition environment in 2011 with the completion of several large deals.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 1,467 million compared with CHF 1,214 million in the previous year.

In 2011, net gains from financial investments available-for-sale were CHF 887 million compared with 132 million in 2010. Gains in 2011 included CHF 722 million from the sale of our strategic investment portfolio as well as gains of CHF 81 million in Wealth Management Americas’ available-for-sale portfolio.

Other income in 2011 also included gains of CHF 344 million from the sale of loans and receivables compared with CHF 324 million in 2010. The 2011 gains mainly related to the sale of collateralized loan obligations, which had been reclassified previously from Held for trading to Loans and receivables, and were partly offset by related hedge termination losses recorded in net trading income. Additionally, in 2011 we recorded a gain of CHF 78 million on sale of a property in Switzerland, compared with a gain of CHF 158 million on sale of a property in Switzerland in 2010.

Net gains from disposals of investments in associates were down CHF 236 million, mainly as 2010 included a gain of CHF 180 million from the sale of investments in associates owning office space in New York. Other income in 2010 further included a CHF 69 million demutualization gain from our stake in the Chicago Board Options Exchange.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses

Total operating expenses were CHF 22,439 million in 2011 compared with CHF 24,539 million in 2010. Operating expenses in 2011 included CHF 380 million of net restructuring charges compared with CHF 113 million in 2010.

Personnel expenses

Personnel expenses decreased by CHF 1,329 million, or 8%, to CHF 15,591 million due to strengthening of the Swiss franc.

Financial and operating performance

In 2011, we recorded CHF 261 million in personnel-related net restructuring charges, compared with a net release of CHF 2 million in the prior year

Salary costs decreased by CHF 174 million, or 2%, as a result of the strengthening of the Swiss franc.

Expenses for discretionary variable compensation were CHF 3,392 million, a decrease of CHF 690 million, or 17%, from the prior year. Expenses relating to 2011 bonus awards recognized in the performance year 2011 were CHF 1,807 million, down CHF 804 million or 31% from the prior year, reflecting a 40% decrease in the overall bonus pool for the 2011 performance year. The amortization of deferred compensation awards from prior years increased by CHF 114 million, or 8%, to CHF 1,585 million.

Other variable compensation increased by CHF 86 million, mainly reflecting an increase in restructuring-related severance charges.

Financial advisor compensation in Wealth Management Americas decreased by CHF 149 million to CHF 2,518 million. In US dollar terms, financial advisor compensation increased, reflecting higher revenue production and higher compensation commitments and advances related to recruited financial advisors.

Other personnel expenses decreased by CHF 369 million, mainly as the prior year included a charge of CHF 200 million for the UK bank payroll tax.

è

Refer to “Note 6 Personnel expenses” and “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report and to the “Compensation” section of this report for more information

General and administrative expenses

General and administrative expenses were CHF 5,959 million in 2011 compared with CHF 6,585 million in 2010. The strengthening of the Swiss franc contributed substantially to the overall decrease.

Occupancy costs decreased by CHF 193 million or 15% mainly as vacant office space was provisioned for in the prior year, and also as a result of reduced rental expenses and favorable currency translation effects.

Rent and maintenance of machines and equipment decreased by CHF 126 million, or 23%, mainly due to reduced costs for IT maintenance services. Expenses for communications and market data services decreased by CHF 48 million, or 7%, mainly as a result of reduced costs for market data services.

Administration costs decreased by CHF 48 million, or 7%, as a result of a release of value added tax accruals in the UK and the favorable effect of the strengthening of the Swiss franc, largely offset by a CHF 109 million charge related to the UK bank levy. The prior year included a charge of CHF 40 million to reimburse the Swiss government for costs incurred in connection with the US cross-border matter.

Marketing and public relations expenses increased by CHF 54 million, or 16%, primarily due to higher costs associated with sponsoring activities and marketing. Professional fees increased by CHF 68 million, or 9%, mainly due to higher legal fees.

Outsourcing of IT and other services increased by CHF 73 million, or 7%, due to higher IT business demand and capacity expansion needed for control functions related to increased regulatory requirements.

Expenses for litigation and regulatory matters decreased by CHF 355 million, or 56%, mainly due to lower charges for litigation provisions in Wealth Management Americas and the Investment Bank.

Other general and administrative expenses decreased by CHF 53 million, or 30%, due to a release of provisions for value-added tax in Switzerland and favorable currency translation effects, partially offset by increased real restate related restructuring charges which were CHF 93 million in 2011 compared with CHF 79 million in the prior year

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization

Depreciation of property and equipment was CHF 761 million, a decrease of CHF 157 million, or 17%, from the prior year. The strengthening of the Swiss franc contributed substantially to the overall decrease.

Depreciation of IT and other equipment decreased partly as the useful life of some assets was extended. In 2011 we recorded a reversal of impairment losses on a property of CHF 34 million, partly offset by CHF 26 million restructuring related impairments of real estate assets. The prior year included CHF 37 million impairment charges related to restructuring in Wealth Management Americas.

Amortization of intangible assets was CHF 127 million compared with CHF 117 million in 2010. Higher impairment charges on intangible assets, mainly resulting from the impairment of intangible assets related to a past acquisition in the UK, were only partially offset by lower amortization of intangible assets due to favorable currency impacts.

Income tax

We recognized a net income tax expense in the income statement for the year of CHF 923 million. This includes a Swiss net deferred tax expense of CHF 1,063 million, which reflects a tax expense of CHF 949 million for the amortization of deferred tax assets, as tax losses are used against profits arising from business operations. In addition, it reflects a tax charge of CHF 245 million relating to the revaluation of deferred tax assets (reflecting updated profit forecast assumptions including the expected geographical mix) partly offset by a CHF 131 million tax effect relating to the unauthorized trading incident. Additionally, it includes a foreign net deferred tax benefit of CHF 246 million, including a US tax benefit of CHF 400 million, which mainly relates to a write-up of deferred tax assets for US tax losses incurred in previous years, predominantly in the parent bank, UBS AG. This was partly offset by a tax expense of CHF 41 million relating to the downward revaluation of deferred tax assets for Japan, following a change in statutory tax rates and loss offset rules, and a tax expense of CHF 113 million

Financial and operating performance

UBS results

for the amortization of deferred tax assets, as tax losses are used against profits in various locations. It also includes a current tax expense of CHF 106 million, which reflects tax expenses of CHF 277 million for taxable profits of Group entities, partly offset by current tax benefits of CHF 171 million relating to prior periods.

During 2010, we recognized a net income tax benefit in our income statement of CHF 381 million. This reflected a deferred tax benefit mainly relating to the recognition of additional deferred tax assets in respect of tax losses, partly offset by current tax expenses relating to taxable profits of Group entities.

In the first half of 2012, we expect our tax rate to be in the region of 20–25%. However, the tax rate may differ if there are significant book tax adjustments, which generally mainly affect Swiss taxable profits – for example, own credit gains/losses. In the second half of 2012, consistent with past practice, we expect to revalue our deferred tax assets based on a reassessment of future profitability taking into account updated business plan forecasts.

è	Refer to “Note 22 Income taxes” in the “Financial information” section of this report for more information

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests for 2011 was CHF 268 million, compared with CHF 304 million in 2010. This mainly reflected dividends paid on preferred securities and dividend accruals triggered by the call of a hybrid tier 1 instrument in 2011.

Comprehensive income attributable to UBS shareholders

Comprehensive income attributable to UBS shareholders includes all changes in equity (including net profit) attributed to UBS shareholders during a period, except those resulting from investments by and distributions to shareholders as well as equity-settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). Most of those items will be recognized in net profit when the underlying item is sold or realized.

Comprehensive income attributable to UBS shareholders in 2011 was CHF 6,896 million, including net profit attributable to

UBS shareholders of CHF 4,159 million, and other comprehensive income attributable to UBS shareholders of CHF 2,737 million.

OCI attributable to UBS shareholders included foreign currency translation gains of CHF 706 million, fair value gains on financial investments available-for-sale of CHF 495 million, and fair value gains of CHF 1,537 million on interest rate swaps designated as cash flow hedges.

Foreign currency translation gains of CHF 706 million were predominantly related to net investments in US foreign operations, which led to gains as the US dollar appreciated in the second half of 2011. Fair value gains of CHF 495 million on financial investments available-for-sale were almost entirely driven by net gains of CHF 545 million related to the strategic investment portfolio. Declining market interest rates resulted in an increase in fair values of CHF 1,267 million and other comprehensive income gains prior to the sale of the portfolio in the third quarter of 2011, more than offsetting unrealized losses of CHF 545 million recognized in OCI in 2010. Upon sale, a realized gain of CHF 722 million was recognized in the income statement within other income, which reduced other comprehensive income accordingly. Fair value gains of CHF 1,537 million on net fixed receiver interest rate swaps designated as cash flow hedges resulted from declining long-term interest rates across all major currencies.

OCI attributable to UBS shareholders in 2010 was negative CHF 1,659 million, mainly reflecting foreign currency translation losses of CHF 909 million and fair value losses on financial investments available-for-sale of CHF 607 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Performance by reporting segment

The management discussion and analysis by reporting segment is provided in the following sections of this report.

Development of invested assets

Net new money

In Wealth Management, net new money improved significantly, with net inflows of CHF 23.5 billion compared with net outflows of CHF 12.1 billion in 2010 due to improvements in all regions

Performance from continuing operations before tax

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10
Wealth Management	2,676	2,308	2,280	16

Retail & Corporate	1,919	1,772	1,629	8

Wealth Management & Swiss Bank	4,596	4,080	3,910	13

Wealth Management Americas	534	(130)	32

Global Asset Management	428	516	438	(17)

Investment Bank	154	2,197	(6,081)	(93)

Corporate Center	(363)	793	(860)

Operating profit from continuing operations before tax	5,350	7,455	(2,561)	(28)

Financial and operating performance

Net new money1

	For the year ended
CHF billion	31.12.11	31.12.10	31.12.09
Wealth Management	23.5	(12.1)	(87.1)

Wealth Management Americas	12.1	(6.1)	(11.6)

Global Asset Management	4.3	1.8	(45.8)

of which: money market flows	(4.7)	(6.4)	(12.1)

[1] Excludes interest and dividend income.

Invested assets

	As of			% change from
CHF billion	31.12.11	31.12.10	31.12.09	31.12.10
Wealth Management	750	768	825	(2)

Retail & Corporate	134	136	135	(1)

Wealth Management & Swiss Bank	883	904	960	(2)

Wealth Management Americas	709	689	690	3

Traditional investments	497	487	502	2

of which: money market funds	92	96	111	(4)

Alternative and quantitative investments	31	34	41	(9)

Global real estate	38	36	39	6

Infrastructure and private equity[1]	8	1	1	700

Global Asset Management	574	559	583	3

Total	2,167	2,152	2,233	1

[1]  With effect from 2011, the Infrastructure and private equity fund of funds businesses were transferred from Alternative and quantitative investments to Infrastructure, which following the transfer was renamed Infrastructure and private equity. As the amounts were not material, prior periods were not restated.

and client segments. The strongest net inflows were recorded in Asia Pacific and the emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows, mainly related to the offshore business with countries neighboring Switzerland partly offset by net inflows from the European onshore business.

Net new money inflows in Wealth Management Americas were CHF 12.1 billion compared with net outflows of CHF 6.1 billion in 2010. This turnaround was due to improved net inflows from net recruiting of financial advisors, including higher inflows from recruitment of experienced financial advisors, and lower outflows from financial advisor attrition. Net new money from financial advisors employed with UBS for more than one year remained positive, but declined from 2010.

In Global Asset Management, excluding money market flows, net new money inflows from third parties were CHF 12.2 billion in 2011 compared with net inflows of CHF 16.2 billion in 2010, and net outflows from clients of UBS’s wealth management businesses were CHF 3.1 billion compared with net outflows of CHF 8.1 billion. The flows from UBS’s wealth management businesses included two transfers of investment management and research responsibility from Wealth Management & Swiss Bank to Global Asset Management: a CHF 1.8 billion multi-manager alternative fund was transferred to alternative and quantitative investments, and CHF 2.9 billion in private equity funds of funds were transferred to infrastructure and private equity. It should be noted that these assets are reported as invested assets in both business divisions, as Wealth Management & Swiss Bank continues to advise the clients of the funds.

Money market net inflows from third parties were CHF 0.2 billion compared with CHF 2.0 billion in 2010, and money market net outflows from clients of UBS’s wealth management businesses were CHF 5.0 billion compared with CHF 8.3 billion.

Invested assets

Total invested assets were CHF 2,167 billion on 31 December 2011, up slightly from CHF 2,152 billion on 31 December 2010. Net new money inflows of CHF 42 billion and the addition of CHF 25 billion in invested assets related to the ING Investment Management acquisition were largely offset by adverse market impacts.

è	Refer to the Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Financial and operating performance

UBS results

Certain items affecting our results in 2011

Cost reduction program

In July 2011, we announced a cost reduction program intended to align our cost base with changes in the market environment. As part of this program, in August we announced that we would reduce our headcount by approximately 3,500 and rationalize our real estate requirements. As a result, we expect to recognize restructuring charges totaling approximately CHF 550 million, of which CHF 403 million was recognized in 2011.

Staff reductions announced in August included redundancies as well as natural attrition. Of the expected 3,500 staff reductions, approximately 45% will come from the Investment Bank, 35% from Wealth Management & Swiss Bank, 10% from Global Asset Management, and 10% from Wealth Management Americas. The majority of affected staff departed in 2011.

UBS will continue to be vigilant in managing its cost base while remaining committed to investing in growth areas.

è	Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information

Unauthorized trading incident

In September 2011, we announced that the Investment Bank had incurred a loss of CHF 1,951 million (USD 2,229 million) due to an unauthorized trading incident.

Large stock index futures positions were offset in our systems with fictitious, forward-settling exchange-traded funds (ETF) positions. These fictitious ETF positions masked the risk related to the futures positions, and ultimately the substantial losses incurred on them. Our risk and operational systems detected unauthorized or unexplained activity, but this was not sufficiently investigated nor was appropriate action taken to ensure that existing controls were enforced.

The resulting loss adversely impacted the Group’s pre-tax profit for the year by CHF 1,849 million. The remainder of the loss, CHF 102 million, was a foreign currency translation loss recognized directly in equity (other comprehensive income) as a result of the fact that the activity took place in a foreign operation in a functional currency other than the Swiss franc.

A special committee of the Board of Directors was established and is conducting an investigation of the unauthorized trading activity and its relation to the control environment. A second investigation is being carried out jointly by the Swiss Financial Market Supervisory Authority (FINMA) and the UK Financial Services Authority (UK FSA); they have retained KPMG for this purpose. In addition, FINMA and the UK FSA have announced that they have commenced enforcement proceedings against UBS in relation to this matter. We are cooperating fully with these investigations and are committed to addressing all findings to ensure that we have a risk management framework that better protects the firm and its shareholders.

è	Refer to the “Impact of the unauthorized trading” sidebar in the “Compensation” section of this report for more information

Sale of our strategic investment portfolio

In the third quarter of 2011, we sold our strategic investment portfolio comprised of long-term fixed-interest-rate US Treasury securities with a face value of USD 9.4 billion and UK Government bonds with a face value of GBP 2.9 billion. The gain on sale of CHF 722 million was recognized as other income. Of this gain, CHF 433 million was allocated to Wealth Management and CHF 289 million to Retail & Corporate.

This portfolio was established in the fourth quarter of 2010 to hedge negative effects on the bank’s net interest income stemming from the prolonged period of very low interest rate yields. As the market yields of the positions were declining below targeted levels, we closed these positions to realize gains.

è	Refer to the “Interest rate and currency management” section of this report for more information on our management of non-trading interest rate risk

Adjustments to 2011 results after issuance of fourth quarter report

After the publication of our fourth quarter 2011 financial report on 7 February 2012, management adjusted the 2011 results to account for subsequent events. The net, after-tax effect of these adjustments was to reduce net profit attributable to UBS shareholders by CHF 74 million, which decreased basic and diluted earnings per share by CHF 0.02.

The principal change relates to an agreement in principle that we entered into with a monoline insurer in March 2012, under which we agreed to the commutation of certain credit default swap contracts in exchange for a net cash payment. This had the effect of reducing the Investment Bank’s 2011 net trading income by CHF 167 million. The settlement, if consummated, would also include the resolution of litigation and the mutual release of claims, as well as the removal of certain existing impediments to the restructuring or sale by UBS of legacy assets which account for aggregate Basel III risk-weighted assets of almost CHF 15 billion. The transaction is in keeping with our strategy to reduce our Basel III risk-weighted assets in anticipation of future capital requirements. We cannot predict when or at what prices the underlying assets may be restructured or sold.

è	Refer to “Note 32 Events after the reporting period” in the “Financial information” section of this report for more information.

Financial and operating performance

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

Net interest and trading income

Net interest and trading income was CHF 13,686 million compared with CHF 6,122 million in 2009.

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

Interest income in Wealth Management was down CHF 116 million, or 6%, due to pressure from the low interest rate environment and the decrease in value of the euro and US dollar against the Swiss franc in 2010. Interest income in Retail & Corporate was down 259 million, or 10%, partly as low market interest rates continued to exert downward pressure on interest margins. In Wealth Management Americas, interest income declined by CHF 105 million, or 13%, to CHF 695 million due to lower investment portfolio interest income, partly offset by higher income from securities-backed lending. Net trading income in Wealth Management Americas declined CHF 193 million to CHF 570 million, partly due to lower municipal trading income.

Net interest and trading income in the Corporate Center increased and included a CHF 745 million gain on the valuation of our option to acquire the SNB StabFund’s equity compared with a CHF 117 million gain in the prior year.

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

è

Refer to the “Risk, treasury and capital management” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Net fee and commission income

Net fee and commission income was CHF 17,160 million, compared with CHF 17,712 million in the previous year. Income declined slightly in all major fee categories except for portfolio management and advisory fees, as outlined below:

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
–

Investment fund fees were CHF 3,898 million, a 3% decrease compared with the prior year. Lower asset based commission fees on UBS funds were partly offset by higher fees on third-party funds and sales-based commission income.

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

Financial and operating performance

UBS results

Other income

Other income was CHF 1,214 million in 2010, compared with CHF 599 million in the previous year. Other income in 2010 included a CHF 180 million gain from the sale of investments in associates owning real estate in New York, a gain of CHF 158 million from the sale of a property in Zurich, gains of CHF 324 million from the disposal of loans and receivables (including sales and issuer redemptions of auction rate securities), a CHF 69 million demutualization gain from our stake in the Chicago Board Options Exchange, and a negative CHF 45 million valuation adjustment on a property fund held by Wealth Management & Swiss Bank.

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

Other variable compensation was CHF 230 million in 2010 compared with CHF 699 million in 2009. The decrease was mainly due to restructuring-related severance costs recognized in 2009.

è

Refer to “Note 6 Personnel expenses” and “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report and to the “Compensation” section of this report for more information

General and administrative expenses

General and administrative expenses were CHF 6,585 million in 2010 compared with CHF 6,248 million in 2009. Marketing and public relations expenses increased primarily due to the costs associated with sponsoring and branding campaigns related to the global re-launch of the UBS brand. Other general and administrative expenses increased due to higher litigation provisions, partially offset by lower restructuring provisions. Costs of outsourcing IT and other services as well as travel and entertainment were higher compared with the prior year. These increases were partly offset by reduced spending on occupancy, rent and maintenance of IT and other equipment, communication and market data services, administration and professional fees.

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

The deferred tax benefit reflects the recognition of additional deferred tax assets in respect of tax losses and temporary differences in a number of foreign locations including the US (tax benefit of CHF 1,161 million) and Japan (tax benefit of CHF 98 million), taking into account the updated taxable profit forecast assumptions over the five-year time horizon used for recognition purposes. This was partly offset by a Swiss net deferred tax expense. Swiss tax losses, for which deferred tax assets have previously been recognized, were used against profits for the year (tax expenses of CHF 1.409 million). This was partly offset by an upward revaluation of Swiss deferred tax assets taking into account revised profit forecast assumptions (tax benefit of CHF 741 million).

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

Financial and operating performance

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

OCI attributable to UBS shareholders was negative in 2010 due to: (i) losses in the currency translation account of CHF 909 million (net of tax) related to the Swiss franc carrying value of investments in subsidiaries whose reporting currencies are other than Swiss francs; (ii) fair value losses on financial investments available-for- sale of CHF 607 million (net of tax); and (iii) changes in the replacement values of interest rate swaps designated as hedging instruments of negative CHF 143 million (net of tax). Foreign currency translation-related OCI losses attributable to UBS shareholders of CHF 1,501 million (net of tax) in 2010 largely resulted from the strengthening of the Swiss franc against the US dollar, British pound and euro. We have foreign operations conducted through entities with these functional currencies. These losses in foreign currency translation were partially offset by an out-of-period credit of CHF 592 million resulting from the correction of prior period misstatements. Fair value losses on financial investments available-for-sale predominantly relate to our fixed-interest bearing long-term bond portfolio, which consists of US and UK government bonds. During the fourth quarter, the fair value of this portfolio decreased, mostly due to rising market interest rates. On a net basis, the fair value movement of US dollar, euro and British pound fix-receiver and fixed-payer interest rate swaps designated in cash flow hedges was slightly negative during the year.

è	Refer to the “Statement of comprehensive income” and “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information

Invested assets

Total invested assets were CHF 2,152 billion on 31 December 2010, a decrease of 4% from CHF 2,233 billion on 31 December 2009. Positive market developments were more than offset by negative currency effects and net new money outflows.

è	Refer to the “Wealth Management”. “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Financial and operating performance

UBS results

Balance sheet

Balance sheet

				% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10

Assets

Cash and balances with central banks	40,638	26,939	20,899	51

Due from banks	23,218	17,133	16,804	36

Cash collateral on securities borrowed	58,763	62,454	63,507	(6)

Reverse repurchase agreements	213,501	142,790	116,689	50

Trading portfolio assets	181,525	228,815	232,258	(21)

of which: pledged as collateral	39,936	61,352	44,221	(35)

Positive replacement values	486,584	401,146	421,694	21

Cash collateral receivables on derivative instruments	41,322	38,071	53,774	9

Financial assets designated at fair value	10,336	8,504	10,223	22

Loans	266,604	262,877	266,477	1

Financial investments available-for-sale	53,174	74,768	81,757	(29)

Accrued income and prepaid expenses	6,327	5,466	5,816	16

Investments in associates	795	790	870	1

Property and equipment	5,688	5,467	6,212	4

Goodwill and intangible assets	9,695	9,822	11,008	(1)

Deferred tax assets	8,526	9,522	8,868	(10)

Other assets	12,465	22,681	23,682	(45)

Total assets	1,419,162	1,317,247	1,340,538	8

Liabilities

Due to banks	30,201	41,490	31,922	(27)

Cash collateral on securities lent	8,136	6,651	7,995	22

Repurchase agreements	102,429	74,796	64,175	37

Trading portfolio liabilities	39,480	54,975	47,469	(28)

Negative replacement values	473,400	393,762	409,943	20

Cash collateral payables on derivative instruments	67,114	58,924	66,097	14

Financial liabilities designated at fair value	88,982	100,756	112,653	(12)

Due to customers	342,409	332,301	339,263	3

Accrued expenses and deferred income	6,850	7,738	8,689	(11)

Debt issued	140,617	130,271	131,352	8

Other liabilities	61,692	63,719	72,344	(3)

Total liabilities	1,361,309	1,265,384	1,291,905	8

Equity

Share capital	383	383	356	0

Share premium	34,614	34,393	34,824	1

Treasury shares	(1,160)	(654)	(1,040)	77

Equity classified as obligation to purchase own shares	(39)	(54)	(2)	(28)

Retained earnings	23,603	19,444	11,910	21

Cumulative net income recognized directly in equity, net of tax	(3,955)	(6,693)	(5,034)	(41)

Equity attributable to UBS shareholders	53,447	46,820	41,013	14

Equity attributable to non-controlling interests	4,406	5,043	7,620	(13)

Total equity	57,852	51,863	48,633	12

Total liabilities and equity	1,419,162	1,317,247	1,340,538	8

Financial and operating performance

2011 asset development

2011 liabilities and equity development

Balance sheet development

31.12.11 vs. 31.12.10

Our total assets stood at CHF 1,419 billion on 31 December 2011, up CHF 102 billion or 8% from CHF 1,317 billion on 31 December 2010. The increase occurred mainly in positive replacement values, which grew by CHF 85 billion to CHF 487 billion.

Our funded assets volume, which excludes positive replacement values, rose by CHF 16 billion to CHF 933 billion. Collateral trading assets grew by CHF 67 billion to CHF 272 billion, while lending assets, which include cash deposits at central banks, rose by CHF 25 billion to CHF 341 billion. These increases were partially offset by lower trading portfolio assets, which dropped CHF 47 billion to CHF 182 billion, reduced financial investments available-for-sale positions, which fell by CHF 22 billion to CHF 53 billion, and prime brokerage receivables in other assets, which declined by CHF 10 billion to CHF 6 billion.

Currency movements between 31 December 2010 and 31 December 2011 had only a small effect on our funded balance sheet assets, which led to a net increase of CHF 2 billion.

To a large extent, the total asset increase occurred in the Investment Bank, as the abovementioned change in positive replacement values and collateral trading assets significantly contributed to the business division’s CHF 107 billion increase to CHF 1,074 billion. Wealth Management and Wealth Management Americas increased their lending activities resulting in balance sheet assets growth of CHF 7 billion to CHF 101 billion and CHF 4 billion to CHF 54 billion, respectively. The Corporate Center’s balance sheet

Balance sheet development – assets

Balance sheet development – liabilities and equity

Financial and operating performance

UBS results

declined by CHF 10 billion to CHF 27 billion following the sale of our strategic investment portfolio in the third quarter of 2011. Retail & Corporate’s assets declined by a net CHF 4 billion to CHF 149 billion, as the reduction in cash deposits at central banks outweighed the growth in the lending book. The balance sheet size of Global Asset Management remained relatively stable at CHF 15 billion.

Balance sheet positions disclosed in this section represent year-end positions. Intra-quarter balance sheet positions may be different.

è	Refer to the table “FINMA leverage ratio calculation” in the “Capital management” section of this report for our average month-end balance sheet size for the fourth quarter of 2011 and 2010

Lending and borrowing

Lending (including cash and balances with central banks)

Cash and balances with central banks was CHF 41 billion on 31 December 2011, an increase of CHF 14 billion from the prior year-end. Interbank lending rose by CHF 6 billion to CHF 23 billion, mainly on higher short-term lending activities by the Investment Bank. Loans to customers increased by a net CHF 4 billion to CHF 267 billion, predominantly in our wealth management businesses, which contributed a CHF 14 billion volume growth across several products, including fixed term, Lombard and call loans as well as LIBOR-based mortgages. This increase was partly offset by the continued sale of our Investment Bank’s residual risk positions of approximately CHF 10 billion.

è	Refer to the “Risk, treasury and capital management” section for more information

Borrowing

Overall, our unsecured funding remained relatively stable, declining by CHF 3 billion to CHF 602 billion, however with some shifts in products.

Reduced balances were recorded in the following categories: (i) financial liabilities designated at fair value with a decrease of CHF 12 billion to CHF 89 billion on 31 December 2011 on lower valuations of equity-linked notes issued and to a lesser extent on maturities of credit-linked notes issued; (ii) short-term interbank borrowings (Due to banks), which was CHF 30 billion on 31 December 2011, were down CHF 11 billion from 31 December 2010 due to lower bank borrowings by the Investment Bank; and (iii) long-term debt declined CHF 5 billion to CHF 69 billion, as maturing senior bonds and lower tier 2 subordinated bonds outweighed new covered bond issuances.

These declines were almost offset by higher client deposits (Due to customers) and increased money market paper issuances. Client deposits amounted to CHF 342 billion on 31 December 2011, a net increase of CHF 10 billion compared with 31 December 2010 due to cash deposits inflows in our wealth management and retail businesses of CHF 23 billion mainly in current, savings and personal accounts, partly offset by lower wholesale client deposits in the Investment Bank of CHF 11 billion. Money market paper issued was CHF 71 billion at year-end 2011, an increase of CHF 15 billion from the prior year-end, mainly due to a higher level of outstanding commercial paper and increased issuance of yield enhancement products for our wealth management clients.

è	Refer to the “Liquidity and funding management” section for more information on long-term debt issuance

Trading portfolio

Trading portfolio assets dropped by CHF 47 billion to stand at CHF 182 billion on 31 December 2011. The Investment Bank reduced certain debt instruments and increased liquid collateral trading investments. The following products were reduced: CHF 20 billion of money market papers mainly in Swiss and Japanese government bills, CHF 12 billion of corporate and bank debt instruments and CHF 10 billion of equity instruments, mainly due to lower valuations on equity-linked notes issued hedges.

Reverse repurchase agreements and cash collateral on securities borrowed

Cash collateral on securities borrowed and reverse repurchase agreements increased by CHF 67 billion to CHF 272 billion, mainly due to the aforementioned shift from trading portfolio assets and general higher trading activities in the Investment Bank.

Replacement values

The positive and the negative replacement values of derivative instruments rose by similar amounts on both sides of the balance sheet, increasing by CHF 85 billion (21%) and CHF 80 billion

Financial and operating performance

(20%), respectively, and ending 2011 at CHF 487 billion and CHF 473 billion, respectively. Increases in positive replacement values occurred mainly in interest rate contracts, which rose by CHF 92 billion due to a flattening of the interest yield curves, and credit derivative contracts, which rose by CHF 11 billion due to a general widening of credit spreads. These increases were partially offset by lower foreign exchange contracts, which declined by CHF 16 billion, mainly due to currency movements.

Financial investments available-for-sale

Financial investments available-for-sale declined by CHF 22 billion to CHF 53 billion in 2011, primarily reflecting the sale of our strategic investment portfolio in the third quarter of 2011.

Other assets / other liabilities

Prime brokerage receivables declined by CHF 10 billion to CHF 6 billion, mainly due to continued client concerns related to the eurozone and other uncertainties. Cash collateral payables on derivatives increased by CHF 8 billion on higher current accounts arising from over-the-counter derivatives.

Equity

On 31 December 2011, equity attributable to UBS shareholders was CHF 53.4 billion, representing an increase of CHF 6.6 billion compared with 31 December 2010. This increase reflected (i) annual net profit of CHF 4.2 billion; (ii) net positive effects recognized in equity of CHF 2.7 billion related to fair value gains of CHF 1.5 billion on interest rate swaps designated as cash flow hedges, currency translation effects of CHF 0.7 billion and fair value gains of CHF 0.5 billion on financial investments available-for-sale; and (iii) a net increase of CHF 0.2 billion in share premium, mainly related to equity compensation plans. These increases were partially offset by net treasury share repurchases of CHF 0.5 billion. Equity attributable to non-controlling interests decreased by CHF 0.6 billion to CHF 4.4 billion, mainly related to the redemption of trust preferred securities.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders” in the “UBS results” section of this report for more information

Financial and operating performance

UBS results

Off-balance sheet

Off-balance sheet arrangements

In the normal course of business, we enter into transactions that are not recognized on the balance sheet in accordance with International Financial Reporting Standards (IFRS) because we have either transferred or have not assumed the related risks and rewards (financial assets), and/or because we did not become party to the contractual provisions of the financial instruments. These off-balance sheet arrangements are transacted to either meet the financial needs of clients or offer investment opportunities through entities that are not controlled by us. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interest in assets transferred to non-consolidated entities and obligations and liabilities (including contingent obligations and liabilities) from retained interests in non-consolidated entities.

When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize them on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

We continuously evaluate whether triggering events require reconsideration of the consolidation conclusions made at the inception of our involvement with special purpose entities (SPE). As of 31 December 2011, there were no holdings which required reconsideration of the consolidation assessment.

Refer to “Note 1 a) 3) Subsidiaries” and “Note 1 a) 5) Recognition and derecognition of financial instruments” in the “Financial information” section of this report for more information on accounting policies regarding consolidation and deconsolidation of subsidiaries, including SPE, and recognition and derecognition of financial instruments, respectively.

The following paragraphs discuss several distinct areas of off-balance sheet arrangements. Additional relevant off-balance sheet information is primarily provided in “Note 21 Provisions and contingent liabilities”, “Note 23 Derivative instruments and hedge accounting” and “Note 25 Operating lease commitments” in the “Financial information” section of this report.

Risk disclosures, including our involvement with off-balance sheet vehicles

Refer to the “Risk, treasury and capital management” section of this report for comprehensive liquidity, market and credit risk information related to risk positions, including our exposure to off-balance sheet involvements.

Non-consolidated securitization vehicles and collateralized debt obligations

Our involvement (in the form of purchased or retained interests or derivatives) in non-consolidated securitization vehicles and collateralized debt obligations (CDO) is outlined within the table on the following page under the column “Involvements in non-consolidated SPE held by UBS”. As of 31 December 2011, the carrying value of our purchased and retained interests relating to non-consolidated SPE and CDO totaled CHF 10.7 billion, of which CHF 7.1 billion was held in Trading portfolio assets and measured at fair value and CHF 3.6 billion was held at amortized cost within Loans. In addition, we had involvements in SPE in the form of net Negative replacement values, mainly interest rate swaps and credit default swaps, of CHF 0.6 billion as of 31 December 2011. The total pool of assets held by these non-consolidated investment vehicles in which UBS has involvement are reflected in the column “Total SPE assets”. These total SPE assets represent the total size and exposure of the SPE and are not indicative of our risk of loss. Our maximum loss potential is generally limited to our involvements in the non-consolidated SPE.

During 2011 we sponsored the creation of a limited number of special purpose entities that principally facilitated the securitization of commercial mortgage loans. These securitization transactions generally involved the transfer of assets into a trust or corporation, which in turn issued beneficial interests in the form of securities. Financial assets transferred to such trusts and corporations are no longer reported in our consolidated financial statements once the accounting requirements for derecognition are met, including the transfer of substantially all of the risks and rewards related to such assets. UBS retained certain involvements in these special purpose entities, which are included in the disclosure on the next page. UBS did not consolidate these special purpose entities as of 31 December 2011 as we did not control them.

è

Refer to “Note la) 12) Securitization structures set up by UBS” in the “Financial information” section of this report for more information on accounting policies regarding securitization vehicles established by UBS

è	Refer to the securitization disclosures in the “Basel 2.5 Pillar 3” section of this report for a more comprehensive overview of our securitization activities

In addition to our retained involvement in 2011 securitization activities, we also continue to hold involvement in earlier securitization issuances, mainly legacy positions, which were originated by UBS or by third-parties. The volume and size of these positions, a majority of which are linked to the US mortgage market have been further reduced as of 31 December 2011 when compared with the prior year.

Our involvement in non-consolidated securitization vehicles and collateralized debt obligations disclosed in this section are typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The numbers presented do not include these offsetting factors.

Purchased and retained trading portfolio assets included in the table on the next page exclude residential and commercial mortgage-backed

Financial and operating performance

securities which are backed by a US government agency or instrumentality or US government-sponsored enterprise (for example the Government National Mortgage Association, the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation). These positions are excluded due to the comprehensive involvement of the US government in these organizations and their significantly lower risk profile.

Loans held at amortized cost included in the table below are mainly comprised of student loan auction rate securities, to the extent these are not backed by a US government agency or US government sponsored enterprise, as well as assets which were previously Held for trading and later reclassified to Loans and receivables, including monoline-protected assets, US reference linked notes and other assets. Refer to “Note 28b Reclassified financial assets” in the “Financial information” section of this report for further information on reclassified financial assets.

The numbers outlined in the table below deviate from the securitization positions presented in the “Basel 2.5 Pillar 3” section of this report, primarily due to: (i) different scopes, mainly exclusion of certain government-backed and synthetic securitization transactions from the table below, (ii) a different measurement basis in certain cases, IFRS carrying value within the table below compared with net exposure amount at default for Basel 2.5 Pillar 3 disclosures, and (iii) different classification of originated and sponsored activities. “Originated by UBS” amounts presented below include both securitization activities which we originated and those in which we acted as the lead manager for the transaction (i.e. sponsored). For Basel 2.5 Pillar 3 disclosures, originated and sponsored activities are presented separately.

Liquidity facilities and similar obligations

On 31 December 2011 and 2010, we had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other similar types of SPE. Losses resulting from such obligations were not significant in 2011 and 2010.

Support to non-consolidated investment funds

In the ordinary course of business, we issue investment certificates to third parties that are linked to the performance of non-consolidated investment funds. Such investment funds are originated either by us or by third parties. For hedging purposes, we generally invest in the funds to which our obligations from the certificates are

Non-consolidated securitization vehicles and collateralized debt obligations

CHF billion	Involvements in non-consolidated SPE held by UBS			Total SPE assets[2]
	Purchased and retained interests held by UBS[1]	Derivatives held by UBS
As of 31 December 2011	Carrying value	Fair value	Nominal value	Original principal outstanding	Current principal outstanding	Delinquency amounts

Originated by UBS

CDO

Residential mortgage	0.0	0.0	0.7	9.6	3.2	0.0

Commercial mortgage	0.4	0.0	1.2	7.1	5.3	0.0

Other ABS	0.1	0.0	0.0	7.8	7.4	0.0

Securitizations

Residential mortgage	0.0	0.0	1.3	19.9	4.0	1.1

Commercial mortgage	0.2	0.0	0.0	61.1	42.9	3.2

Other ABS	0.0	0.0	0.0	1.2	0.5	0.1

Total	0.7	0.0	3.2	106.7	63.3	4.4

Not originated by UBS

CDO

Residential mortgage	0.4	0.0	0.0	39.9	18.1	0.3

Commercial mortgage	1.4	0.0	0.0	79.4	75.9	0.3

Other ABS	1.7	0.1	0.9	49.8	52.7	0.1

Securitizations

Residential mortgage	0.9	(0.7)	2.6	427.5	105.0	23.5

Commercial mortgage	3.2	0.0	0.4	1,007.3	622.5	54.7

Other ABS	2.5	0.0	0.0	397.7	191.8	4.3

Total	10.0	(0.6)	3.9	2,001.6	1,066.0	83.2

1  Includes loans and receivables measured at amortized cost in the amount of CHF 0.1 billion originated by UBS and CHF 3.5 billion not originated by UBS as well as trading assets measured at fair value in the amount of CHF 0.6 billion originated by UBS and CHF 6.5 billion not originated by UBS.  2   “Total SPE assets” includes information which UBS could gather after making exhaustive efforts but excludes data which UBS was unable to obtain (in sufficient quality), especially for structures originated by third parties.

Financial and operating performance

UBS results

linked. Risks resulting from these contracts are considered minimal, as the full performance of the funds, whether positive or negative, is passed on to third parties.

In a limited number of cases and primarily stemming from the financial markets crisis, UBS has provided support to certain non-consolidated investment funds in the form of collateralized financing, direct acquisition of fund units and purchases of assets from the funds. These funds are managed in our wealth and asset management businesses, and support was provided in cases where there were regulatory requirements, legal requirements or other exceptional circumstances. Throughout 2011 we have continued to reduce our positions in these acquired fund units or assets, and as of 31 December 2011 the carrying value of fund units acquired and assets purchased from such funds totaled CHF 0.3 billion.

Direct acquisitions of fund units were not material in 2011. Purchases of assets from the funds that we manage and guarantees granted to third parties in the context of such non-consolidated funds were also not material. Collateralized financing provided in the ordinary course of business to non-consolidated investment funds was CHF 0.7 billion as of 31 December 2011. Net losses incurred on fund units, which are generally accounted as financial investments available-for-sale, were not material in 2011.

In accordance with standard industry practice, our wealth and asset management businesses occasionally also provide short-term funding facilities to certain investment funds to cover timing gaps in the redemption and subscription processes. These facilities did not result in any losses in 2011.

Guarantees and similar obligations

In the normal course of business, we issue various forms of guarantees, commitments to extend credit, standby and other letters of credit to support our clients, commitments to enter into forward starting transactions, note issuance facilities and revolving underwriting facilities. With the exception of related premiums, generally these guarantees and similar obligations are kept as off-balance sheet items unless a provision to cover probable losses is required.

On 31 December 2011, the exposure to credit risk (gross values less sub-participations) for credit guarantees and similar instruments was CHF 17.4 billion compared with CHF 15.4 billion as of 31 December 2010. Fee income from issuing guarantees was not significant to total revenues in 2011.

Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that we will make payment in the event that clients fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of clients. The majority of these unutilized credit lines range in maturity from one month to five years. If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2011, we recognized net credit loss recoveries of CHF 22 million, compared with net credit loss expenses of CHF 43 million for the year ended 31 December 2010, related to obligations incurred for guarantees and loan commitments. Provisions recognized for guarantees and loan commitments were CHF 93 million as of 31 December 2011, and CHF 130 million as of 31 December 2010.

For certain obligations, we enter into partial sub-participations to mitigate various risks from guarantees and loan commitments. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. We retain the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. We will only enter into sub-participation agreements with banks to which we ascribe a credit rating equal to or better than that of the obligor.

Furthermore, we provide representations, warranties and indemnifications to third parties in the normal course of business.

Clearinghouse and exchange memberships

We are a member of numerous securities and derivative exchanges and clearinghouses. In connection with some of those memberships, we may be required to pay a share of the financial obligations of another member who defaults, or otherwise be exposed to additional financial obligations as a result. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 1 July 2011 to 30 June 2012, the Swiss Financial Market Supervisory Authority (FINMA) estimates our share in the deposit insurance system to be CHF 1.0 billion. The deposit insurance is a guarantee and exposes us to additional risk. This is not reflected in the table on the following page due to its unique characteristics. As of 31 December 2011, we consider the probability of a material loss from our obligation to be remote.

Underwriting commitments

Gross equity underwriting commitments on 31 December 2011 and 31 December 2010 amounted to CHF 1.1 billion and CHF 0.4 billion, respectively. Gross debt and private equity underwriting commitments on 31 December 2011 and 31 December 2010 were not material.

Financial and operating performance

Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.11			31.12.10
CHF million	Gross	Sub- participations	Net	Gross		Sub- participations	Net
Guarantees

Credit guarantees and similar instruments	8,671	(315)	8,356	8,612		(401)	8,212

Performance guarantees and similar instruments	3,337	(493)	2,845	3,362		(506)	2,856

Documentary credits	6,897	(737)	6,160	4,561		(255)	4,306

Total guarantees	18,905	(1,545)	17,360	16,535		(1,162)	15,374

Commitments

Loan commitments	58,192	(1,640)	56,552	56,851		(1,475)	55,376

Underwriting commitments	1,160	(278)	882	404		(196)	208

Total commitments	59,352	(1,918)	57,434	57,255		(1,671)	55,584

Forward starting transactions[1]

Reverse repurchase agreements	27,113			39,036

Securities borrowing agreements	502			454

Repurchase agreements	21,134			22,468

Securities lending agreements	0			0	[2]

1  Cash to be paid in the future by either UBS or the counterparty.  2  In 2011, we corrected the value presented on the line securities lending agreements by CHF 783 million.

Contractual obligations

The table below includes contractual obligations by period as of 31 December 2011.

All contracts included in this table, with the exception of purchase obligations (those in which we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 25 Operating lease commitments” in the “Financial information” section of this report.

The following liabilities are recognized on the balance sheet and are excluded from the table: (i) provisions (as disclosed in “Note 21 Provisions and contingent liabilities” in the “Financial information” section of this report); (ii) current and deferred tax liabilities (refer to “Note 22 Income taxes” in the “Financial information” section of this report for more information); (iii) liabilities to employees for equity participation plans; (iv) settlement and clearing accounts; and (v) amounts due to banks and customers.

Within purchase obligations, the obligation to employees under mandatory notice periods is excluded (i.e. the period in which we must pay contractually-agreed salaries to employees leaving the firm).

Contractual obligations

	Payment due by period
CHF million	< 1 year	1–3 years	3–5 years	> 5 years
Long-term debt obligations	31,315	45,073	28,041	53,793

Finance lease obligations	46	30

Operating lease obligations	819	1,332	977	2,591

Purchase obligations	1,010	827	199	3

Other liabilities	492	2	2	2

Total	33,682	47,264	29,219	56,389

Financial and operating performance

UBS results

Cash flows

As a global financial institution, our cash flows are complex and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the liquidity, funding and capital management polices described within the “Risk, treasury and capital management” section of this report. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our businesses.

With regard to the cash flow activities described below, refer to the “Statement of cash flows” in the “Financial information” section of this report for more information. In 2011, we have refined our definition of cash and cash equivalents to restrict it to balances with an original maturity of three months or less. Prior period amounts have been restated.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information

2011

As of 31 December 2011, cash and cash equivalents totaled CHF 85.6 billion, an increase of CHF 5.7 billion from 31 December 2010.

Operating activities

For the year ended 31 December 2011, net cash flows used in operating activities were CHF 14.2 billion compared with net cash flow generated from operating activities of CHF 13.4 billion in 2010. Net operating cash flow used (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 0.7 billion in 2011, compared with net cash flow generated in 2010 of CHF 8.8 billion.

In 2011, net cash of CHF 47.3 billion was utilized by an overall increase in operating assets. This cash consumption was mainly due to an increase in secured collateral trading positions (reverse repurchase agreements and cash collateral on securities borrowed) of CHF 67.0 billion and an increase in net due from/to banks of CHF 14.3 billion. These outflows were partially offset by cash inflows from operating assets of CHF 34.0 billion resulting from lower net trading portfolio, net replacement values and financial assets designated at fair value as well as reduced net loans/due to customers and accrued income, prepaid expenses and other assets including prime brokerage activities.

Net cash inflows of CHF 33.8 billion resulted from an overall increase in operating liabilities including net payments for income taxes, mainly reflecting an increase in repurchase agreements and cash collateral on securities lent (secured collateral trading) of CHF 29.1 billion.

Investing activities

Net cash flow generated from investing activities was CHF 19.4 billion compared with CHF 4.1 billion in 2010. The 2011 cash inflow primarily reflected the net divestment of financial investments available-for-sale of CHF 20.3 billion, which included CHF 14.2 billion from the sale of our strategic investment portfolio.

Financing activities

Net cash flow from UBS’s funding activities was CHF 2.7 billion, reflecting net cash inflow from short-term debt issuances of CHF 15.3 billion, offset by cash outflows for the net redemption of long-term debt (repayments less issuances) of CHF 10.0 billion, net acquisition of treasury shares and own equity derivative activity of CHF 1.9 billion and redemptions and dividends paid on preferred securities reflected in non-controlling interests of CHF 0.7 billion. In 2010, financing activities generated net cash inflows of CHF 1.8 billion.

Financial and operating performance

2010

As of 31 December 2010, cash and cash equivalents increased to CHF 79.9 billion, CHF 7.0 billion higher than CHF 72.9 billion at the end of 2009.

Operating activities

Operating activities generated a cash inflow of CHF 13.4 billion in 2010 compared with a cash inflow of CHF 86.7 billion in 2009. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 8.8 billion in 2010, a decrease of CHF 1.0 billion from 2009. Net profit improved CHF 10.0 billion compared with 2009.

Cash inflow of CHF 3.8 billion was generated by the net decrease in operating assets and cash inflow of CHF 1.3 billion was generated from the net increase in operating liabilities. Net payments to tax authorities related to income taxes were CHF 0.5 billion in 2010, almost unchanged from the previous year.

Investing activities

Net cash flow from investing activities was CHF 4.1 billion compared with cash flow used in investing activities of CHF 78.8 billion in 2009.

The net divestment of financial investments available-for-sale was CHF 4.2 billion.

Financing activities

In 2010, financing activities generated net cash inflows of CHF 1.8 billion. This reflected the cash outflow for redemptions and dividends paid on preferred securities reflected in non-controlling interests of CHF 2.1 billion, the issuance of CHF 78.4 billion of long-term debt and long-term debt repayments that totaled CHF 77.5 billion. Net short-term debt issued generated a net cash inflow of CHF 4.5 billion. In 2009, UBS had a net cash outflow of CHF 54.2 billion from financing activities.

Financial and operating performance

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net interest income	4,296		4,159	4,533	3

Net fee and commission income	5,537		6,142	6,259	(10)

Net trading income	1,211		895	819	35

Other income	776	[1]	94	(88)	726

Income	11,820	[1]	11,291	11,523	5

Credit loss (expense) / recovery	(90)		(64)	(133)	41

Total operating income	11,730	[1]	11,226	11,390	4

Personnel expenses	4,924		4,778	5,197	3

General and administrative expenses	2,026		2,101	2,017	(4)

Services (to) / from other business divisions	(152)		(61)	(90)	(149)

Depreciation of property and equipment	300		309	289	(3)

Amortization of intangible assets	37		19	67	95

Total operating expenses	7,135	[2]	7,147	7,480	0

Business division performance before tax	4,596	[1]	4,080	3,910	13

Key performance indicators[3]

Pre-tax profit growth (%)	12.6		4.3	(35.0)

Cost / income ratio (%)	60.4		63.3	64.9

Additional information

Average attributed equity (CHF billion)[4]	10.0		9.0	9.0	11

Return on attributed equity (RoaE) (%)	46.0		45.3	43.4

BIS risk-weighted assets, Basel II (CHF billion)[5]	41.8		43.4	48.6	(4)

BIS risk-weighted assets, Basel 2.5 (CHF billion)[5]	41.8		N/A	N/A

Return on risk-weighted assets, Basel II, gross (%)[5]	28.1		24.3	21.7

Goodwill and intangible assets (CHF billion)	1.4		1.5	1.6	(7)

Invested assets (CHF billion)	883		904	960	(2)

Client assets (CHF billion)	1,723		1,799	1,844	(4)

Loans, gross (CHF billion)	210.4		201.9	197.2	4

Due to customers (CHF billion)	288.1		268.5	282.7	7

Personnel (full-time equivalents)	27,334		27,752	27,548	(2)

  1   Includes revenues from the sale of our strategic investment portfolio of CHF 722 million.   2   Operating expenses include restructuring charges of CHF 114 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.   3   For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.   4   Refer to the “Capital management” section of this report for more information about the equity attribution framework.   5    Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Wealth Management

Business unit reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net interest income	1,968		1,737	1,853	13

Net fee and commission income	4,363		4,964	5,137	(12)

Net trading income	878		647	625	36

Other income	425	[1]	(3)	(189)

Income	7,634	[1]	7,345	7,427	4

Credit loss (expense) / recovery	11		11	45	0

Total operating income	7,645	[1]	7,356	7,471	4

Personnel expenses	3,258		3,153	3,360	3

General and administrative expenses	1,192		1,264	1,182	(6)

Services (to) / from other business divisions	318		449	428	(29)

Depreciation of property and equipment	165		163	154	1

Amortization of intangible assets	37		19	67	95

Total operating expenses	4,969	[2]	5,049	5,191	(2)

Business division performance before tax	2,676	[1]	2,308	2,280	16

Key performance indicators[3]

Pre-tax profit growth (%)	15.9		1.2	(37.2)

Cost/ income ratio (%)	65.1		68.7	69.9

Net new money (CHF billion)[4]	23.5		(12.1)	(87.1)

Gross margin on invested assets (bps)[5]	101		92	91	10

Swiss wealth management

Income	1,585		1,543	1,488	3

Net new money (CHF billion)[4]	1.1		0.8	(7.2)

Invested assets (CHF billion)	126		137	140	(8)

Gross margin on invested assets (bps)	121		112	110	8

International wealth management

Income	6,049		5,802	5,939	4

Net new money (CHF billion)[4]	22.4		(12.9)	(79.9)

Invested assets (CHF billion)	624		631	685	(1)

Gross margin on invested assets (bps)[5]	97		88	88	10

Additional information

Average attributed equity (CHF billion)[6]	5.0		4.4	4.4	14

Return on attributed equity (RoaE) (%)	53.5		52.5	51.8

BIS risk-weighted assets, Basel II (CHF billion)[7]	16.6		16.9	17.9	(2)

BIS risk-weighted assets, Basel 2.5 (CHF billion)[7]	16.6		N/A	N/A

Return on risk-weighted assets, Basel II, gross (%)[7]	45.7		41.4	37.4

Goodwill and intangible assets (CHF billion)	1.4		1.5	1.6	(7)

Invested assets (CHF billion)	750		768	825	(2)

Client assets (CHF billion)	875		920	1,005	(5)

Loans, gross (CHF billion)	75.1		67.1	61.9	12

Due to customers (CHF billion)	170.2		156.8	182.6	9

Personnel (full-time equivalents)	15,904		15,663	15,408	2

Client advisors (full-time equivalents)	4,202		4,172	4,286	1

1  Includes revenues from the sale of our strategic investment portfolio: Wealth Management CHF 433 million, of which CHF 79 million relate to Swiss wealth management and CHF 354 million relate to International wealth management.   2    Operating expenses include restructuring charges of CHF 82 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.  3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  4  Excludes interest and dividend income.  5  Excludes any effect on profit or loss from a property fund (2011: loss of 22 million, 2010: loss of CHF 45 million, 2009: loss of CHF 155 million).  6  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  7  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Business performance

2011

Results

Pre-tax profit was CHF 2,676 million in 2011 compared with CHF 2,308 million in 2010, and included a gain of CHF 433 million from the sale of our strategic investment portfolio and CHF 82 million of restructuring charges associated with our cost reduction program. When adjusted for these two items, pre-tax profit was CHF 2,325 million, slightly up from the previous year as adverse currency effects and reduced client activity were more than offset by ongoing cost management.

è	Refer to the “Certain items affecting our results in 2011” sidebar for more information on our cost reduction program and the sale of our strategic investment portfolio

Operating income

Operating income was CHF 7,645 million compared with CHF 7,356 million. When adjusted for the sale of our strategic investment portfolio, total operating income declined 2% to CHF 7,212 million.

Net interest income increased 13% which included higher treasury-related income, partially due to interest income stemming from the strategic investment portfolio (which was acquired in late 2010) and an adjustment to the allocation of treasury-related income between Wealth Management and Retail & Corporate. Further, net interest income benefited from 10% higher average lending volumes. This was offset by margin pressure as a result of low market interest rates.

Net fee and commission income declined 12%. This was mainly due to lower asset-based fees, reflecting a CHF 44 billion lower average invested asset base, primarily as a result of the strengthening Swiss franc and negative equity market performance. A deterioration in client activity, primarily in the second half of the year, impacted fee income. Trading income increased 36%, due to higher income linked to foreign exchange and precious metal client trading activities as well as changes in the revenue-sharing agreement related to the Investment Products & Services unit and higher treasury-related revenues. Other income was CHF 425 million in 2011 due to the abovementioned sale of our strategic investment portfolio.

Operating expenses

Operating expenses were down 2% from the prior year, or 3% excluding restructuring charges associated with our cost reduction program.

Personnel expenses increased 3% compared with the prior year. Excluding restructuring costs, personnel expenses were up 1%, primarily reflecting a 4% increase in average headcount, which was partially offset by lower bonus accruals. General and administrative expenses were CHF 1,192 million compared with CHF 1,264 million in 2010, which included a CHF 40 million litigation provision and a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US crossborder matter. Charges for services from other business divisions were down significantly to CHF 318 million from CHF 449 million, mainly due to higher charges to other businesses in relation to the Investment Products & Services unit. Depreciation was CHF 165 million compared with CHF 163 million one year earlier. Amortization of intangible assets was CHF 37 million, up from CHF 19 million in 2010, mainly due to the impairment of intangible assets related to a past acquisition in the UK.

Development of invested assets

Net new money

Net new money improved significantly, with net inflows of CHF 23.5 billion compared with net outflows of CHF 12.1 billion in 2010, due to improvements in all regions and client segments. International wealth management net new money was CHF 22.4 billion compared with outflows of CHF 12.9 billion in the prior year. The strongest net inflows were recorded in Asia Pacific and emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows, mainly related to the offshore business with countries neighboring Switzerland partly offset by net inflows from the European onshore business. Swiss wealth management reported net inflows of CHF 1.1 billion in 2011 compared with CHF 0.8 billion net inflows the year before.

Invested assets

Invested assets were CHF 750 billion on 31 December 2011, a decrease of CHF 18 billion from 31 December 2010. Negative equity market performance as well as adverse currency effects, mainly resulting from a 3% decline in the value of the euro against the Swiss franc, more than offset net new money inflows and positive bond market performance.

Gross margin on invested assets

The gross margin on invested assets was 101 basis points. When adjusted for the abovementioned sale of our strategic investment portfolio, the gross margin was 96 basis points, an improvement of 4 basis points from the prior year. The gross margin calculation excludes any effect on profit or loss from a property fund.

Financial and operating performance

2010

Results

In 2010, pre-tax profit increased 1% to CHF 2,308 million from CHF 2,280 million in 2009, mainly due to a 3% decrease in operating expenses. Operating income was down 2%, and was negatively affected by low market interest rates and the strengthening of the Swiss franc against major currencies.

Operating income

Total operating income was CHF 7,356 million, down 2% from CHF 7,471 million one year earlier. Interest income was down 6% due to pressure from the low interest rate environment and the decrease in value of the euro and US dollar against the Swiss franc. Fee income decreased 3% primarily due to lower asset-based fees, reflecting a 4% lower average asset base. Lower interest income was partly offset by a shift of treasury-related revenues from Retail & Corporate to Wealth Management in the second quarter of 2010, impacting interest and trading income. Other income improved from negative CHF 189 million in 2009 to negative CHF 3 million in 2010 as CHF 155 million of revaluation adjustments on a property fund were included in 2009. Credit loss recoveries were CHF 11 million in 2010, down from CHF 45 million in 2009.

Operating expenses

Operating expenses declined 3% to CHF 5,049 million from CHF 5,191 million. Personnel expenses decreased 6% reflecting a reduction of average personnel levels by 9% and restructuring expenses of CHF 190 million in 2009. General and administrative expenses, at CHF 1,264 million, were up CHF 82 million from CHF 1,182 million a year earlier, mainly due to a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter, CHF 40 million litigation provision, and higher sponsorship and branding costs related to the global re-launch of the UBS brand. Charges for services from other business divisions, at CHF 449 million in 2010, were slightly up from CHF 428 million in the previous year. Depreciation was CHF 163 million compared with CHF 154 million a year earlier. Amortization of intangible assets was CHF 19 million, down from CHF 67 million, mainly reflecting the impairment of intangible assets related to invested asset outflows in UBS (Bahamas) Ltd. in 2009.

è

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2010 for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Net new money

During 2010, all regions and client segments saw an improvement in net new money as net outflows declined to CHF 12.1 billion from CHF 87.1 billion in 2009. International wealth management net new money outflows declined significantly to CHF 12.9 billion from CHF 79.9 billion. While Europe saw ongoing net outflows, partially due to discussions regarding tax treaties, net inflows were recorded in the Asia Pacific region as well as globally from ultra high net worth clients. Swiss wealth management reported net inflows of CHF 0.8 billion in 2010 compared with CHF 7.2 billion net outflows the year before. Net new money for 2010 included inflows of CHF 3.7 billion resulting from transfers of Investment Bank clients to Wealth Management, as part of the Global Family Office initiative.

Invested assets

Invested assets were CHF 768 billion on 31 December 2010, a decrease of CHF 57 billion from 31 December 2009, as positive equity market performance was more than offset by adverse currency effects including a 16% decline in value of the euro and an 11% decline in value of the US dollar against the Swiss franc, and net new money outflows in 2010. In Wealth Management, 31% of invested assets were denominated in euro and 31% in US dollars at the end of 2010.

Gross margin on invested assets

The gross margin on invested assets increased 1 basis point to 92 basis points, reflecting 3% lower income (excluding any effect on profit or loss from a property fund), compared with a 4% decline in average invested assets.

Financial and operating performance

Wealth Management & Swiss Bank

Retail & Corporate

Business unit reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net interest income	2,328		2,422	2,681	(4)

Net fee and commission income	1,175		1,178	1,121	0

Net trading income	333		249	194	34

Other income	350	[1]	97	100	261

Income	4,186	[1]	3,946	4,096	6

Credit loss (expense) / recovery	(101)		(76)	(178)	33

Total operating income	4,085	[1]	3,870	3,918	6

Personnel expenses	1,666		1,625	1,836	3

General and administrative expenses	834		836	835	0

Services (to) / from other business divisions	(470)		(509)	(518)	8

Depreciation of property and equipment	136		146	136	(7)

Amortization of intangible assets	0		0	0

Total operating expenses	2,166	[2]	2,098	2,289	3

Business division performance before tax	1,919	[1]	1,772	1,629	8

Key performance indicators[3]

Pre-tax profit growth (%)	8.3		8.8	(31.6)

Cost / income ratio (%)	51.7		53.2	55.9

Impaired loans portfolio as a % of total loans portfolio, gross (%)[4]	0.7		0.9	1.1

Additional information

Average attributed equity (CHF billion)[5]	5.0		4.6	4.6	9

Return on attributed equity (RoaE) (%)	38.4		38.5	35.4

BIS risk-weighted assets, Basel II (CHF billion)[6]	25.2		26.5	30.8	(5)

BIS risk-weighted assets, Basel 2.5 (CHF billion)[6]	25.2		N/A	N/A

Return on risk-weighted assets, Basel II, gross (%)[6]	16.5		13.7	12.3

Goodwill and intangible assets (CHF billion)	0.0		0.0	0.0

Invested assets (CHF billion)	134		136	135	(1)

Client assets (CHF billion)	848		879	840	(4)

Loans, gross (CHF billion)	135.3		134.8	135.2	0

Due to customers (CHF billion)	117.9		111.7	100.1	6

Personnel (full-time equivalents)	11,430		12,089	12,140	(5)

1  Includes revenues from the sale of our strategic investment portfolio of CHF 289 million.   2   Operating expenses include restructuring charges of CHF 32 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.  3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.  5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  6  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Business performance

2011

Results

Pre-tax profit for 2011 was CHF 1,919 million, and included a CHF 289 million gain on the sale of our strategic investment portfolio as well as CHF 32 million in restructuring charges associated with our cost reduction program. When adjusted for these two items, pre-tax profit was CHF 1,662 million, down from CHF 1,772 million in 2010, primarily as a result of lower interest income caused by the ongoing low interest rate environment.

è	Refer to the “Certain items affecting our results in 2011” sidebar in this section of this report for more information on our cost reduction program and the sale of our strategic investment portfolio

Operating income

Total operating income increased to CHF 4,085 million from CHF 3,870 million, and included the above mentioned sale of our strategic investment portfolio. When adjusted for this gain, operating income was CHF 3,796 million, down 2% from the previous year.

Net interest income decreased 4% from the prior period, primarily due to a significant decline in the deposit margin as a result of low market interest rates, which more than offset growth of deposit volumes. In addition, net interest income was impacted by an adjustment to the allocation of treasury-related income between Wealth Management and Retail & Corporate. Low market interest rates also impacted income from our replication portfolio, resulting in lower net interest income. These effects more than offset higher interest income derived from the strategic investment portfolio which was acquired in late 2010. Net fee and commission income was CHF 1,175 million, virtually unchanged from CHF 1,178 million in 2010, as lower fees related to investment funds were mostly offset by higher credit related fees and increased transaction-based revenues. Net trading income increased to CHF 333 million from CHF 249 million, mainly reflected higher treasury-related income and higher foreign exchange income linked to client trading activities. Other income was CHF 350 million compared with CHF 97 million in 2010 due to the above mentioned sale of our strategic investment portfolio. Credit loss expenses were CHF 101 million in 2011 compared with CHF 76 million in 2010. This was mostly due to a CHF 82 million increase in collective loan loss allowances, which were booked mainly in the third quarter of 2011.

è	Refer to the “Interest rate and currency management” section of this report for more information on our replication portfolio
è	Refer to “Note 1a) 11) Allowance and provision for credit losses” in the “Financial information” section of this report section for more information on collective loan loss allowances

Operating expenses

Operating expenses were CHF 2,166 million compared with CHF 2,098 million, partially impacted by the above mentioned restructuring charges. Excluding these charges, operating expenses increased by 2%. Personnel expenses increased to CHF 1,666 million from CHF 1,625 million. Excluding restructuring charges, personnel expenses were CHF 1,637 million, broadly unchanged from 2010 as salary increases were mostly offset by a 4% reduction in average personnel during 2011 and lower variable compensation accruals compared with 2010. General and administrative expenses were CHF 834 million compared with CHF 836 million in 2010. Net charges to other business divisions were CHF 470 million, down 8% from CHF 509 million the previous year, mainly due to a refinement of internal cost allocations reflecting a review of service level agreements and allocations between Retail & Corporate, Wealth Management and other parts of the organization. Depreciation was CHF 136 million compared with CHF 146 million.

Financial and operating performance

Wealth Management & Swiss Bank

2010

Results

In 2010, pre-tax profit increased 9% to CHF 1,772 million compared with CHF 1,629 million in 2009, mainly due to an 8% decrease in operating expenses. Operating income was slightly lower compared with the previous year as reduced interest income was only partly offset by lower credit loss expenses.

Operating income

Total operating income in 2010 was CHF 3,870 million, down 1% from CHF 3,918 million a year earlier. Interest income was down 10%, mainly as low market interest rates continued to exert downward pressure on interest margins. In addition, interest income decreased as approximately 30% of treasury related revenues were allocated from Retail & Corporate to Wealth Management starting in the second quarter of 2010. These effects were only partially compensated by higher volumes in certain products and improved margins on new mortgage loans. Fee and commission income increased 5% to CHF 1,178 million from CHF 1,121 million, partly reflecting pricing initiatives initiated in 2010. Trading income increased from CHF 194 million to CHF 249 million, largely due to higher treasury related income. Net credit loss expenses were CHF 76 million in 2010, a decline of CHF 102 million.

Operating expenses

Operating expenses declined 8% to CHF 2,098 million from CHF 2,289 million due to cost-cutting measures initiated in 2009. Personnel expenses decreased 11%, reflecting a 4% reduction in average personnel levels and related restructuring expenses in 2009. General and administrative expenses were stable at CHF 836 million. Net charges to other business divisions were down 2% to CHF 509 million from CHF 518 million the previous year, largely due to business realignments between Wealth Management and Retail & Corporate. Depreciation was CHF 146 million compared with CHF 136 million.

è

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2010 for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Financial and operating performance

Wealth Management Americas

Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.10
Net interest income	729	695	800	5

Net fee and commission income	4,018	4,244	3,948	(5)

Net trading income	450	570	763	(21)

Other income	103	56	36	84

Income	5,300	5,565	5,546	(5)

Credit loss (expense) / recovery	(6)	(1)	3	(500)

Total operating income	5,295	5,564	5,550	(5)

Personnel expenses	3,840	4,225	4,231	(9)

Financial advisor compensation[1]	1,982	2,068	1,828	(4)

Compensation commitments and advances related to recruited financial advisors[2]	536	599	599	(11)

Salaries and other personnel costs	1,322	1,558	1,804	(15)

General and administrative expenses	783	1,223	1,017	(36)

Services (to) / from other business divisions	(9)	(6)	4	(50)

Depreciation of property and equipment	99	198	170	(50)

Impairment of goodwill	0	0	34

Amortization of intangible assets	48	55	62	(13)

Total operating expenses	4,760 [3]	5,694	5,518	(16)

Business division performance before tax	534	(130)	32

Key performance indicators[4]

Pre-tax profit growth (%)[5]	N/A	N/A	N/A

Cost / income ratio (%)	89.8	102.3	99.5

Net new money (CHF billion)[6]	12.1	(6.1)	(11.6)

Net new money including interest and dividend income (CHF billion)[7]	30.4	13.0	8.7

Gross margin on invested assets (bps)	79	80	81	(1)

Additional information

Average attributed equity (CHF billion)[8]	8.0	8.0	8.8	0

Return on attributed equity (RoaE) (%)	6.7	(1.6)	0.4

BIS risk-weighted assets, Basel II (CHF billion)[9]	24.4	23.8	22.8	3

BIS risk-weighted assets, Basel 2.5 (CHF billion)[9]	26.1	N/A	N/A

Return on risk-weighted assets, Basel II, gross (%)[9]	22.3	23.8	23.5

Goodwill and intangible assets (CHF billion)	3.7	3.7	4.2	0

Invested assets (CHF billion)	709	689	690	3

Client assets (CHF billion)	746	738	737	1

Loans, gross (CHF billion)	27.9	22.5	21.5	24

Due to customers (CHF billion)	38.9	35.8	39.4	9

of which: deposit accounts (CHF billion)	28.5	26.0	28.2	10

Personnel (full-time equivalents)	16,207	16,330	16,925	(1)

Financial advisors (full-time equivalents)	6,967	6,796	7,084	3

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.  2   Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.  3  Operating expenses include restructuring charges of CHF 10 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.  4  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.  6  Excludes interest and dividend income.  7  For purposes of comparison with a US peer.  8  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  9  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Wealth Management Americas

Business division reporting (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.10

Business division reporting excluding PaineWebber acquisition costs[1]

Business division performance before tax	620	(21)	155

Cost / income ratio (%)	88.3	100.4	97.3

Average attributed equity (CHF billion)[2]	5.1	4.6	5.2	11

1  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.  2  Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Financial and operating performance

Business performance

2011

Results

Wealth Management Americas reported a pre-tax profit of CHF 534 million in 2011 compared with a pre-tax loss of CHF 130 million in 2010. This improved performance resulted from a 12% increase in revenue in US dollar terms due to increases in fees and commissions, interest income and gains on investments in our available-for-sale portfolio. Operating expenses declined 1% in US dollar terms as a result of significantly lower litigation provision charges and lower restructuring charges. In 2011, Wealth Management Americas incurred restructuring charges of CHF 10 million, while 2010 included restructuring charges of CHF 162 million. In addition, 2011 included a pre-tax gain of CHF 30 million, net of compensation charges related to a change in accounting estimates for certain mutual fund fees on an accrual basis.

Operating income

Operating income decreased 5% to CHF 5,295 million from CHF 5,564 million in 2010, but increased 12% in US dollar terms. Net fee and commission income decreased CHF 226 million to CHF 4,018 million, but increased 12% in US dollar terms. Recurring fees increased 15% in US dollar terms due to higher fees on managed accounts and mutual funds corresponding to higher invested asset levels. In addition, recurring fees included CHF 45 million related to the abovementioned change in accounting estimates for certain mutual fund fee income recognition. Transaction-based revenues declined 10%, but increased 6% in US dollar terms, due to higher income from insurance and annuities, alternative investments, and equities products. Interest income increased 5% to CHF 729 million, or 24% in US dollar terms, due to higher client balances in securities-based lending and mortgages, as well as from higher yields on lending products. In addition, 2011 included an upward adjustment reclassifying CHF 20 million from other comprehensive income relating to mortgage-backed securities in our available-for-sale portfolio to properly reflect estimated future cash flows under the effective interest method. This adjustment was not material to prior periods. Trading income declined 21% to CHF 450 million, or 7% in US dollar terms, due to lower taxable fixed income and municipal trading income, partly offset by higher trading income from structured notes. Other income increased 84% to CHF 103 million due to a CHF 81 million increase in realized gains on sales of financial investments held in UBS Bank USA’s available-for-sale portfolio, compared with CHF 4 million in the prior year. These gains resulted from rebalancing the investment portfolio for risk adjustment purposes within the parameters of our investment policy during the year. In addition, other income in 2010 included a CHF 7 million demutualization gain from Wealth Management Americas’ stake in the Chicago Board Options Exchange.
Operating expenses

Operating expenses decreased 16% to CHF 4,760 million from CHF 5,694, 1% in US dollar terms, due to lower non-personnel expenses. In 2011, operating expenses included CHF 10 million in restructuring charges compared with CHF 162 million in restructuring charges in 2010.

Personnel expenses were CHF 3,840 million, down 9% from CHF 4,225 million. Personnel expenses included CHF 5 million in restructuring charges compared with CHF 35 million in 2010. In US dollar terms, personnel expenses increased 7% due to a 13% increase in financial advisor compensation corresponding to higher revenue production, and a 6% increase in expenses for compensation commitments and advances related to recruited financial advisors. Salaries and other personnel costs declined 15%, but were broadly flat compared with 2010 in US dollar terms. Compensation advance balances were CHF 3,584 million as of 31 December 2011, up 15% from 31 December 2010, or 14% in US dollar terms. This increase included scheduled payments in early 2011 related to the second tranche of the GrowthPlus program. Compensation advances continue to be expensed over the life of the employees’ agreements on a straight-line amortization basis.

Non-personnel expenses decreased 37% to CHF 920 million from CHF 1,470 million, or 26% in US dollar terms. Non-personnel-related restructuring charges were CHF 5 million compared with CHF 127 million. General and administrative costs declined 36%, or 24% in US dollar terms, due to lower litigation provisions, which decreased to CHF 70 million from CHF 320 million, as well as lower restructuring charges related to real estate writedowns. This decline was partly offset by higher professional legal and consulting fees. Depreciation expenses declined 50%, or 41% in US dollar terms, due to lower restructuring charges related to the impairment of real estate assets and lower allocations from shared services areas in the Corporate Center.

Development of invested assets

Net new money

Net new money inflows were CHF 12.1 billion compared with outflows of CHF 6.1 billion in 2010. This turnaround was due to improved net inflows from net recruiting of financial advisors, including higher inflows from recruitment of experienced financial advisors, and lower outflows from financial advisor attrition. Net new money from financial advisors employed with UBS for more than one year remained positive, but declined from 2010. Including interest and dividend income, Wealth Management Americas had net new money inflows of CHF 30.4 billion in 2011 compared with CHF 13.0 billion in 2010.

91

Financial and operating performance

Wealth Management Americas

Invested assets

Wealth Management Americas had CHF 709 billion in invested assets on 31 December 2011, up 3% from CHF 689 billion on 31 December 2010. In US dollar terms, invested assets increased 2% due to positive net new money including interest and dividend income, partly offset by negative market performance. As of 31 December 2011, managed account assets were 7% higher than one year earlier at CHF 190 billion. In US dollar terms, managed account assets increased 6% and comprised 27% of invested assets compared with 26% on 31 December 2010.

Gross margin on invested assets

The gross margin on invested assets was 79 basis points in 2011, down from 80 basis points in 2010. This reflected a 5% decrease in income compared with a 3% decrease in average invested assets. In US dollar terms, the gross margin on invested assets increased by 2 basis points to 80 basis points in 2011, reflecting a 12% increase in income compared with a 10% increase in average invested assets. Growth in net interest income, net fee and commission income, and other income each contributed a 1 basis point increase to the gross margin, partly offset by a decline of 1 basis point attributable to lower trading income.

92

Financial and operating performance

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

Operating income

Operating income of CHF 5,564 million was essentially flat compared with CHF 5,550 million in 2009, but increased 4% in US dollar terms. Net fee and commission income increased 7%, 12% in US dollar terms, to CHF 4,244 million due to a 15% rise in recurring fees, as a result of higher fees from managed accounts and mutual funds related to higher invested assets, and a 6% increase in transaction-based revenue. Interest income declined 13% to CHF 695 million, a decrease of 10% in US dollar terms, due to lower investment portfolio interest income, partly offset by higher income from securities-backed lending. Net trading income declined 25% to CHF 570 million, 22% in US dollar terms, due to lower municipal trading income. Other income increased 56% to CHF 56 million, and included a reclassification of revenues from net trading income as well as a CHF 7 million demutualization gain from Wealth Management Americas’ stake in the Chicago Board Options Exchange.

Operating expenses

Operating expenses increased 3% to CHF 5,694 million from CHF 5,518 million. In 2010, operating expenses included CHF 162 million in restructuring charges compared with CHF 152 million in 2009. Additionally, 2009 included CHF 34 million in goodwill impairment charges related to the sale of UBS Pactual (of which CHF 15 million was charged to the Corporate Center, as this was related to foreign exchange exposures managed by Group Treasury).

    Personnel expenses were CHF 4,225 million in 2010, down slightly from CHF 4,231 million in the previous year. In US dollar terms, personnel expenses increased 4%. Excluding CHF 35 million in restructuring charges in 2010 and CHF 71 million in restructuring charges in 2009, personnel expenses would have increased 1% from the previous year. This increase was due primarily to higher financial advisor compensation related to higher revenue production and the introduction of the GrowthPlus incentive compensation program in 2010, partly offset by lower salaries and other personnel costs, resulting from restructuring initiatives in 2010 and 2009. Expenses for compensation commit-

ments and advances related to recruited financial advisors were flat from 2009, but increased 4% in US dollar terms. Compensation advance balances were CHF 3,112 million as of 31 December 2010, down 4% from 31 December 2009, but increased 7% in US dollar terms.

Non-personnel expenses increased 14% to CHF 1,470 million from CHF 1,287 million, principally due to higher litigation provisions, which increased to CHF 320 million from CHF 54 million. Non-personnel expenses included CHF 127 million in restructuring charges in 2010 related to real estate writedowns, while 2009 included restructuring charges of CHF 82 million and the abovementioned goodwill impairment charges. In addition, non-personnel costs included a shift of expenses from the Corporate Center to the business divisions in 2010.

è

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2010 for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Net new money

Net new money outflows for Wealth Management Americas were CHF 6.1 billion compared with CHF 11.6 billion in the prior year.

We experienced net new money outflows during the first half of 2010, mainly due to financial advisor attrition and limited recruiting of experienced financial advisors. Net new money turned positive in the second half of 2010 due to improved financial advisor retention and improved net new money inflows from financial advisors employed with UBS for more than one year. Including interest and dividend income, net new money inflows of CHF 13.0 billion in 2010 improved from CHF 8.7 billion in 2009.

In 2010, Wealth Management Americas recorded CHF 2.2 billion of net new money inflows related to the inclusion of invested assets of certain retirement plan assets not custodied at UBS, as discussed below in the “Invested assets” section.

Invested assets

Invested assets were CHF 689 billion on 31 December 2010, broadly flat compared with CHF 690 billion on 31 December 2009. In US dollar terms, invested assets increased 12%, primarily due to positive market performance in the second half of 2010. During the course of the year, Wealth Management Americas conducted a review of its invested assets reporting and determined that, going forward, certain retirement plan assets custodied away from UBS should be included in invested assets. As a result, invested assets increased by CHF 22 billion at year end and net new money inflows increased by CHF 2.2 billion. Managed account assets increased 5% to CHF 177 billion as of 31 December 2010, from CHF 168 billion on 31 December 2009. In US dollar terms, managed account assets increased 18% and comprised 26% of invested assets compared with 24% on 31 December 2009.

93

Financial and operating performance

Wealth Management Americas

Gross margin on invested assets

The gross margin on invested assets was 80 basis points, down from 81 basis points, as income increased only slightly, while average invested assets increased 2%. In US dollar terms, the gross margin on invested assets decreased 3 basis points to 78 basis points, as income growth of 4% was outpaced by an 8% rise in average invested assets. This margin decrease was due to declines in net trading income and interest of 3 basis points and 2 basis points, respectively, partly offset by an increase of 2 basis points from net fees and commissions.

94

Financial and operating performance

Global Asset Management

Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.10
Net management fees[1]	1,704	1,918	1,904	(11)

Performance fees	99	141	233	(30)

Total operating income	1,803	2,058	2,137	(12)

Personnel expenses	955	1,096	996	(13)

General and administrative expenses	375	400	387	(6)

Services (to) / from other business divisions	(1)	(5)	(74)	80

Depreciation of property and equipment	38	43	36	(12)

Impairment of goodwill	0	0	340

Amortization of intangible assets	8	8	13	0

Total operating expenses	1,375 [2]	1,542	1,698	(11)

Business division performance before tax	428	516	438	(17)

Key performance indicators[3]

Pre-tax profit growth (%)	(17.1)	17.8	(67.1)

Cost/ income ratio (%)	76.3	74.9	79.5

Information by business line

Income

Traditional investments	1,097	1,259	1,319	(13)

Alternative and quantitative investments	253	325	405	(22)

Global real estate	263	258	185	2

Infrastructure and private equity[4]	24	14	13	71

Fund services	165	202	214	(18)

Total operating income	1,803	2,058	2,137	(12)

Gross margin on invested assets (bps)

Traditional investments	23	25	26	(8)

Alternative and quantitative investments	76	88	102	(14)

Global real estate	72	68	47	6

Infrastructure and private equity[4]	83	130	114	(36)

Total gross margin	33	36	37	(8)

Net new money (CHF billion)[5]

Traditional investments	0.0	4.2	(40.6)

Alternative and quantitative investments	(0.8)	(3.2)	(6.7)

Global real estate	1.6	0.6	1.4

Infrastructure and private equity[4]	3.5	0.1	0.1

Total net new money	4.3	1.8	(45.8)

Net new money excluding money market flows	9.0	8.2	(33.7)

of which: from third parties	12.2	16.2	(6.8)

of which: from UBS’s wealth management businesses	(3.1)	(8.1)	(26.9)

Money market flows	(4.7)	(6.4)	(12.1)

of which: from third parties	0.2	2.0	1.7

of which: from UBS’s wealth management businesses	(5.0)	(8.3)	(13.8)

1  Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2  Operating expenses include restructuring charges of CHF 26 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.   3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  4  With effect from 2011, the Infrastructure and private equity fund of funds businesses were transferred from Alternative and quantitative investments to Infrastructure. Following the transfer it was renamed Infrastructure and private equity. As the amounts were not material, prior periods were not restated.   5  Excludes interest and dividend income.

Financial and operating performance

Global Asset Management

Business division reporting (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.10

Invested assets (CHF billion)

Traditional investments	497	487	502	2

of which: money market funds	92	96	111	(4)

Alternative and quantitative investments	31	34	41	(9)

Global real estate	38	36	39	6

Infrastructure and private equity[1]	8	1	1	700

Total invested assets	574	559	583	3

Assets under administration by fund services

Assets under administration (CHF billion)[2]	375	390	406	(4)

Net new assets under administration (CHF billion)[3]	(5.5)	(0.8)	(59.7)

Gross margin on assets under administration (bps)	4	5	5	(20)

Additional information

Average attributed equity (CHF billion)[4]	2.5	2.5	2.8	0

Return on attributed equity (RoaE) (%)	17.1	20.6	15.9

BIS risk-weighted assets, Basel II (CHF billion)[5]	3.6	3.5	4.1	3

BIS risk-weighted assets, Basel 2.5 (CHF billion)[5]	3.6	N/A	N/A

Return on risk-weighted assets, Basel II, gross (%)[5]	50.6	56.8	37.7

Goodwill and intangible assets (CHF billion)	1.5	1.5	1.7	0

Personnel (full-time equivalents)	3,750	3,481	3,471	8

1  With effect from 2011, the Infrastructure and private equity fund of funds businesses were transferred from Alternative and quantitative investments to Infrastructure. Following the transfer it was renamed Infrastructure and private equity. As the amounts were not material, prior periods were not restated.   2  This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.   4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.   5  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Business performance

2011

Results

Pre-tax profit for 2011 was CHF 428 million compared with CHF 516 million in 2010. Lower net management fees and lower performance fees, primarily in alternative and quantitative investments, were only partially offset by lower expenses, which included CHF 26 million in restructuring charges associated with both our cost reduction program and the acquisition of the ING Investment Management business in Australia.

Operating income

Total operating income was CHF 1,803 million in 2011 compared with CHF 2,058 million in 2010. This decrease was mainly due to lower net management fees, primarily as a result of negative market performance and the strengthening of the Swiss franc over most of the year leading to lower average invested assets. Performance fees were also lower, primarily in alternative and quantitative investments.

Operating expenses

Total operating expenses were CHF 1,375 million in 2011 compared with CHF 1,542 million in 2010, mainly due to lower personnel costs as well as lower general and administrative expenses, both partly due to the strengthening of the Swiss franc and savings associated with our cost reduction program. A total of CHF 26 million in restructuring charges was incurred in 2011, of which CHF 19 million related to our cost reduction program and CHF 7 million related to the ING Investment Management business acquisition.

Personnel expenses were CHF 955 million in 2011 compared with CHF 1,096 million in 2010, mainly due to lower accruals for variable compensation as a result of lower profits, the strengthening of the Swiss franc and savings associated with our cost reduction program.

General and administrative expenses were CHF 375 million in 2011 compared with CHF 400 million in 2010, mainly due to lower premises, IT and advertising costs as well as the reversal of previously recognized expenses of CHF 9 million related to a past business closure.

Net charges to other business divisions were CHF 1 million in 2011 compared with CHF 5 million in 2010.

Development of invested assets

Net new money

Excluding money market flows, net new money inflows from third parties were CHF 12.2 billion in 2011 compared with net inflows of CHF 16.2 billion in 2010, and net outflows from clients of UBS’s wealth management businesses were CHF 3.1 billion compared with net outflows of CHF 8.1 billion. The flows from UBS’s wealth management businesses included two transfers of investment management and research responsibility from Wealth Management & Swiss Bank to Global Asset Management: a CHF 1.8 billion multi-manager alternative fund was transferred to alternative and quantitative investments, and CHF 2.9 billion in private equity funds of funds were transferred to infrastructure and private equity. It should be noted that these assets are reported as invested assets in both business divisions, as Wealth Management & Swiss Bank continues to advise the clients of the funds.

Money market net inflows from third parties were CHF 0.2 billion compared with CHF 2.0 billion in 2010, and money market net outflows from clients of UBS’s wealth management businesses were CHF 5.0 billion compared with CHF 8.3 billion in 2010.

Invested assets

Total invested assets increased to CHF 574 billion on 31 December 2011 from CHF 559 billion on 31 December 2010, mainly due to the addition of CHF 25 billion from the ING Investment Management business acquisition, which was partly offset by negative market performance. As agreed prior to the acquisition, portions of the acquired invested assets are being sold or redeemed in the first half of 2012. These further actions are expected to result in a net divestment of approximately half of the acquired invested assets in the first half of 2012.

Invested assets varied considerably during the year but were on average lower due to market volatility and currency movements. Taking the year as a whole, the currency impact on invested assets was flat, while positive net new money was more than offset by negative market performance.

Gross margin on invested assets

The gross margin was 33 basis points in 2011 compared with 36 basis points in 2010, reflecting lower performance fees, primarily in alternative and quantitative investments.

Results by business line

Traditional investments

Revenues were CHF 1,097 million compared with CHF 1,259 million, predominantly reflecting lower average invested assets as a result of negative market performance and the strengthening of the Swiss franc over most of the year.

The gross margin was 23 basis points compared with 25 basis points in 2010, mainly due to changes in the asset mix.

Net new money inflows were nil compared with CHF 4.2 billion inflows in the prior year. Excluding money market flows, net

97

Financial and operating performance

Global Asset Management

new money inflows were CHF 4.7 billion compared with CHF 10.6 billion. Equities net inflows were CHF 4.7 billion compared with CHF 7.5 billion. Fixed income net inflows were CHF 5.7 billion compared with CHF 9.7 billion. Multi-asset net outflows (which included flows related to alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas) were CHF 5.7 billion compared with CHF 6.6 billion.

Invested assets were CHF 497 billion on 31 December 2011 compared with CHF 487 billion on 31 December 2010, mainly due to the ING Investment Management business acquisition, partially offset by negative market performance. By mandate type, CHF 141 billion of invested assets related to equities, CHF 141 billion to fixed income, CHF 92 billion to money markets and CHF 123 billion to multi-asset mandates (including CHF 6 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas).

Alternative and quantitative investments

Revenues were CHF 253 million compared with CHF 325 million, mainly due to performance fees being lower by CHF 50 million, which also contributed to the decline in the gross margin to 76 basis points from 88 basis points. Management fees were also lower, primarily due to lower average invested assets.

Net new money outflows were CHF 0.8 billion compared with net outflows of CHF 3.2 billion. The flows included a CHF 1.8 billion inflow related to the transfer of investment management and research responsibility for a multi-manager alternative fund from Wealth Management & Swiss Bank.

Invested assets were CHF 31 billion on 31 December 2011 compared with CHF 34 billion on 31 December 2010. The transfer within Global Asset Management of infrastructure and private equity fund of funds businesses to infrastructure and private equity with effect from 1 July 2011 was partially offset by the abovementioned transfer from Wealth Management & Swiss Bank.

Global real estate

Revenues were CHF 263 million compared with CHF 258 million, mainly due to higher transaction and performance fees, which more than offset the currency impact from the strengthening of the Swiss franc. As a result, the gross margin increased to 72 basis points compared with 68 basis points.

Net new money inflows were CHF 1.6 billion compared with CHF 0.6 billion in 2010.

Invested assets were CHF 38 billion on 31 December 2011, increased from CHF 36 billion on 31 December 2010, mainly due to net new money inflows.

Infrastructure and private equity

Revenues were CHF 24 million compared with CHF 14 million. The increase was mainly due to a one-time distribution fee from a coinvestment in the UBS International Infrastructure Fund and the transfer of infrastructure and private equity fund of funds busi-

nesses from alternative and quantitative investments. As a result of this transfer, the name of this business line changed to infrastructure and private equity.

Net new money inflows were CHF 3.5 billion compared with CHF 0.1 billion in 2010, mainly due to a CHF 2.9 billion inflow resulting from a transfer of investment management and research responsibilities for private equity funds of funds from Wealth Management & Swiss Bank.

Invested assets were CHF 8 billion on 31 December 2011 compared with CHF 1 billion on 31 December 2010. This increase mainly related the abovementioned transfer from Wealth Management & Swiss Bank and to the transfer within Global Asset Management of infrastructure and private equity fund of funds businesses from alternative and quantitative investments with effect from 1 July 2011.

Fund services

Revenues were CHF 165 million compared with CHF 202 million, mainly due to lower administrative fees resulting from lower average assets under administration and lower interest income.

The gross margin on assets under administration was 4 basis points compared with 5 basis points.

Net new assets under administration outflows were CHF 5.5 billion compared with CHF 0.8 billion.

Total assets under administration were CHF 375 billion compared with CHF 390 billion due to negative market performance and currency impact as well as net outflows.

Investment performance

Widespread macro-economic uncertainty led to heightened market volatility in 2011, making it a challenging year for fundamentally- based managers. Our actively-managed traditional strategies struggled in this environment, but alternative strategies generally performed well.

    Core/value equity strategies generally underperformed their benchmarks in 2011, largely as most were less favorably positioned for the market stresses that dominated in the third quarter. Key global, European and US large cap strategies performed below benchmarks and peer averages. By contrast, the concentrated pan-European strategy beat its benchmark and peer average, as did most Asian and emerging markets strategies. Notably, concentrated pan-European, emerging markets and global sustainable and responsible strategies all exceeded their benchmarks in each of the last three calendar years. Among small cap strategies, Australia performed especially well in 2011 and, in common with European and Swiss small cap equity, also exceeded benchmark in each of the last three calendar years. Over three years, on an annualized basis, key global, global ex-US, pan-European, Asian, emerging markets and Australian large cap equity capabilities were clearly ahead of their benchmarks, while US large cap was behind.

After performing well in 2010, the majority of growth equity strategies struggled to match those gains in 2011. The flagship

98

Financial and operating performance

US large cap growth select strategy finished well ahead of peers in 2011, despite being modestly behind its benchmark for the year. A notable leader versus benchmark and peers was US small cap growth, which has exceeded its benchmark in each of the last three calendar years. The majority of key growth equity strategies were well ahead of benchmarks over three years to end of 2011.

Performance of structured equity strategies was mixed in 2011, with some global, US, UK and Japan active strategies beating benchmarks. US active, a quantitative large cap strategy, comfortably outperformed both benchmark and peers, and exceeded its benchmark in each of the last three calendar years. US market neutral, an alternative fundamentally-based large cap strategy, provided a solid positive return above cash for the year. The majority of active structured equity strategies were ahead of benchmarks over three years. Passive strategies and exchange traded funds met their objectives in 2011 by maintaining high tracking accuracy despite volatile markets.

During the year, uncertainty surrounding peripheral European sovereigns was a dominant factor in fixed income markets. Many of our fixed income strategies underperformed their benchmarks for the year but remained relatively strong over three years. The one-year underperformance was consistent across most regions and strategies and was evident in both traditional global and local bond strategies (such as Australian, Canadian, Swiss, UK and US) and in some extended sectors (such as emerging markets, high yield and Asian bonds). Some higher alpha strategies (such as global fixed income opportunities and US core plus) as well as some individual regional strategies (such as euro corporates and Japanese bond) outperformed benchmarks for the year. Many strategies lagged peer averages over the year, although three-year peer rankings were better. Money market funds continued to achieve their capital preservation objectives.

Absolute performance of key multi-asset strategies managed by global investment solutions was negative in 2011 and relative performance was slightly negative versus benchmark. Longer-term track records remained strong and, over three years, key strategies were predominantly in the first quartile versus peers. After a solid first half of 2011, the strategies were positioned defensively in the second half of the year, leading to relative underperformance when markets rebounded. The stand-alone active currency strategy posted negative returns for the year but was positive over longer periods.

Absolute return strategies managed by global investment solutions continued to strengthen their position and were in the first quartile versus peers over three years. Business cycle-driven strategies delivered solid, close-to-flat one-year performance and were in the first quartile versus peers. For convertibles, the strategies had a difficult year overall in both absolute and relative terms, although longer-term track records remained strong.

In alternative and quantitative investments, hedge funds continued to navigate a challenging market environment. Core O’Connor single manager funds posted positive returns and outperformed most peers on an absolute and risk-adjusted basis. In the multi-manager business, returns were mixed across strategies. Non-market neutral portfolios were slightly negative, while relative value and fixed income arbitrage-oriented portfolios were positive for the year.

In global real estate, the majority of direct European strategies generated positive absolute returns for 2011. The Swiss composite outperformed its benchmark for the year. The flagship UK fund outperformed its benchmark for the year and retained its upper quartile position versus peers. US real estate and farmland strategies produced strong positive absolute returns for 2011. In Japan, the flagship J-REIT underperformed its benchmark. In real estate securities strategies, the global strategy underperformed benchmark while the Swiss flagship strategy outperformed. Multi-manager strategies produced positive absolute returns for the year.

In infrastructure and private equity, the acquisition in June 2011 of a material stake in Gassled, the world’s largest offshore gas transmission system, meant the flagship direct infrastructure strategy was close to fully invested. The strategy performed in line with its return objectives. Infrastructure fund of funds performance continued to improve throughout the year. Private equity fund of funds strategies performed broadly in line with expectations.

Financial and operating performance

Global Asset Management

2010

Results

Pre-tax profit for 2010 was CHF 516 million compared with CHF 438 million in 2009. Excluding a net goodwill impairment charge of CHF 191 million related to the sale of UBS Pactual in 2009, pre-tax profit decreased by CHF 113 million.

Operating income

Total operating income was CHF 2,058 million compared with CHF 2,137 million. Lower performance fees and revenues following the sale of UBS Pactual were partly offset by reduced co-investment losses in real estate and lower operational losses.

Operating expenses

Total operating expenses were CHF 1,542 million compared with CHF 1,698 million. Excluding the abovementioned goodwill impairment and restructuring charges of CHF 48 million in 2009, operating expenses increased by CHF 83 million in 2010, mainly due to increased personnel expenses. This increase was partly offset by reduced non-personnel expenses as a result of cost-saving initiatives in 2009 and lower expenses following the sale of UBS Pactual. In addition, non-personnel costs included an additional allocation of expenses to the business divisions from the Corporate Center in 2010.

Personnel expenses were CHF 1,096 million compared with CHF 996 million, mainly due to increased expenses for deferred variable compensation in prior years, partly offset by lower fixed compensation costs as a result of headcount reductions in 2009 and reduced expenses following the sale of UBS Pactual.

General and administrative expenses were CHF 400 million compared with CHF 387 million, mainly due to higher sponsoring and branding costs. The increase was partly offset by lower expenses following the sale of UBS Pactual.

Net charges to other business divisions were CHF 5 million compared with CHF 74 million. Excluding a charge to the Corporate Center of CHF 149 million in 2009, we recorded net charges from other business divisions of CHF 75 million. The total 2009 goodwill impairment charge related to the sale of UBS Pactual was CHF 340 million, of which CHF 149 million was charged to the Corporate Center.

è

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2010 for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Development of invested assets

Net new money

Excluding money market flows, net new money inflows from third parties were CHF 16.2 billion in 2010 compared with net outflows of CHF 6.8 billion in 2009, and net outflows from cli-

ents of UBS’s wealth management businesses were CHF 8.1 billion compared with CHF 26.9 billion. The flows from UBS’s wealth management businesses included a CHF 2.5 billion transfer of investment management responsibility for the US hedge fund of funds business from Wealth Management Americas to Global Asset Management’s alternative and quantitative investments business.

Money market net inflows from third parties were CHF 2.0 billion compared with CHF 1.7 billion, and money market net outflows from clients of UBS’s wealth management businesses were CHF 8.3 billion compared with CHF 13.8 billion in 2009.

Invested assets

Total invested assets were CHF 559 billion on 31 December 2010 compared with CHF 583 billion on 31 December 2009. Negative currency effects were only partly offset by positive market movements and net new money inflows.

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

Net new money inflows were CHF 4.2 billion compared with net outflows of CHF 40.6 billion in the prior year. Excluding money market flows, net new money inflows were CHF 10.6 billion compared with net outflows of CHF 28.4 billion in the prior year. Equities net inflows were CHF 7.5 billion compared with net outflows of CHF 8.2 billion. Fixed income net inflows were CHF 9.7 billion compared with net outflows of CHF 5.6 billion. Multi-asset net outflows (which included flows related to alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas) were CHF 6.6 billion compared with net outflows of CHF 14.6 billion.

Invested assets were CHF 487 billion on 31 December 2010 compared with CHF 502 billion on 31 December 2009. The net decrease reflects negative currency effects, partly offset by positive market movements and net new money inflows.

Alternative and quantitative investments

Revenues were CHF 325 million compared with CHF 405 million due to lower performance fees, which also resulted in a gross margin of 88 basis points compared with 102 basis points.

100

Financial and operating performance

Net new money outflows were CHF 3.2 billion compared with net outflows of CHF 6.7 billion. Net new money in 2010 included CHF 2.5 billion related to the transfer of investment management responsibility for US hedge fund business from Wealth Management Americas to alternative and quantitative investments. These assets are reported as invested assets in both business divisions as Wealth Management Americas continues to advise the clients of these funds.

Invested assets were CHF 34 billion on 31 December 2010 compared with CHF 41 billion on 31 December 2009 due to negative currency effects and net new money outflows, partly offset by positive market movements.

Global real estate

Revenues were CHF 258 million compared with CHF 185 million, mainly due to lower co-investment losses and higher performance fees. As a result, the gross margin was higher at 68 basis points compared with 47 basis points.

Net new money inflows were CHF 0.6 billion compared with net inflows of CHF 1.4 billion.

Invested assets were CHF 36 billion on 31 December 2010, a decrease of CHF 3 billion from 31 December 2009, due to nega-

tive currency effects and market movements, partly offset by net new money inflows.

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

Financial and operating performance

Investment Bank

Investment Bank

Business division reporting

	As of or for the year ended				% change from
	Excluding unauthorized trading incident
CHF million, except where indicated	31.12.11[1]	31.12.11[2]	31.12.10	31.12.09	31.12.10
Investment banking	1,371		2,414	2,466	(43)

Advisory revenues	964		846	858	14

Capital market revenues	1,329		1,994	2,514	(33)

Equities	574		1,020	1,609	(44)

Fixed income, currencies and commodities	755		974	904	(22)

Other fee income and risk management	(921)		(426)	(906)	(116)

Securities	7,969		10,144	4,390	(20)

Equities	3,698		4,469	4,937	(17)

Fixed income, currencies and commodities	4,271		5,675	(547)	(22)

Total income	9,340		12,558	6,856	(24)

Credit loss (expense)/recovery[3]	12		0	(1,698)

Total operating income excluding own credit and unauthorized trading incident	9,352		12,558	5,158	(24)

Own credit[4]	1,537		(548)	(2,023)

Total operating income excluding unauthorized trading incident	10,889	10,889

Unauthorized trading incident	(1,849)

Total operating income as reported	9,040		12,010	3,135	(23)

Personnel expenses	5,801		6,743	5,568	(14)

General and administrative expenses	2,637		2,693	2,628	(2)

Services (to) / from other business divisions	161		64	(147)	152

Depreciation of property and equipment	254		278	360	(9)

Impairment of goodwill	0		0	749

Amortization of intangible assets	34		34	59	0

Total operating expenses	8,886 [5]	8,886	9,813	9,216	(9)

Business division performance before tax	154	2,003	2,197	(6,081)	(86)

Business division performance before tax excluding own credit	(1,383)	466	2,745	(4,058)

Key performance indicators[6]

Pre-tax profit growth (%)[7]	(93.0)		N/A	N/A

Cost/income ratio (%)	98.4	81.7	81.7	190.7

Return on attributed equity (RoaE) (%)	0.5	6.4	8.7	(24.1)

Return on assets, gross (%)	0.9	1.1	1.2	0.4

Average VaR (1-day, 95% confidence, 5 years of historical data)	75	N/A	56	55	34

1  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.  2  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 10.1 billion on both a Basel II and Basel 2.5 basis.   3   Includes credit loss (expense)/recovery on reclassified and acquired securities (2011: recovery of CHF 9 million; 2010: credit loss expense of CHF 172 million).   4  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 December 2011 amounts to CHF 1.9 billion; the cumulative own credit gain for such debt held at 31 December 2010 amounts to CHF 0.2 billion. The gains have reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 26 Fair value of financial instruments” in the “Financial information” section of this report for more information.  5  Operating expenses include restructuring charges of CHF 216 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.  6  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  7  Not meaningful and not included if either the reporting period or the comparison period is a loss period.

Financial and operating performance

Business division reporting (continued)

	As of or for the year ended				% change from
	Excluding unauthorized trading incident
CHF million, except where indicated	31.12.11[1]	31.12.11[2]	31.12.10	31.12.09	31.12.10

Additional information

Total assets (CHF billion)[3]	1,073.6		966.9	992.0	11

Average attributed equity (CHF billion)[4]	31.3		25.3	25.3	24

BIS risk-weighted assets, Basel II (CHF billion)[5]	119.1	109.0	119.3	122.4	0

BIS risk-weighted assets, Basel 2.5 (CHF billion)[5]	155.7	145.6	N/A	N/A	N/A

Return on risk-weighted assets, Basel II, gross (%)[5]	7.2	9.0	9.7	3.1

Goodwill and intangible assets (CHF billion)	3.2		3.2	3.5	0

Compensation ratio (%)	64.2		56.1	115.2

Impaired loans portfolio as a % of total loans portfolio, gross (%)	3.8		7.2	10.0

Personnel (full-time equivalents)	17,256		16,860	15,666	2

1  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.  2  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 10.1 billion on both a Basel II and Basel 2.5 basis.   3   Based on third-party view, i.e. without intercompany balances.  4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Investment Bank

Business performance

2011

Results

Pre-tax profit of CHF 154 million was recorded in 2011 compared with a pre-tax profit of CHF 2,197 million in 2010. Excluding an own credit gain of CHF 1,537 million and a loss relating to the unauthorized trading incident of CHF 1,849 million in 2011 and an own credit loss of CHF 548 million in 2010, pre-tax profit was CHF 466 million compared with a profit of CHF 2,745 million in 2010. This was due to lower revenues across all business areas and the strengthening of the Swiss franc.

Total operating income as reported

Total operating income was CHF 9,040 million compared with CHF 12,010 million in the prior year, a decrease of 25%, or 11% in US dollar terms. During the year, we incurred a loss from the unauthorized trading incident of CHF 1,849 million in the equities business area. After a strong start to the year, increasing instability in the eurozone and the US government debt rating downgrade contributed to lack of liquidity, impacting the credit business, while the macro businesses benefited from increased volatility. In addition, subdued volumes and lower client activity affected the equities business.

Credit loss expense / recovery

Net credit loss recoveries in 2011 were CHF 12 million compared with a net credit loss expense of zero in 2010. In 2011, recoveries mainly related to reclassified and similar acquired securities.

è	Refer to the “Risk management and control” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Own credit

An own credit gain on financial liabilities designated at fair value of CHF 1,537 million was recorded in 2011, mainly due to a widening of our credit spreads during the year. An own credit loss of CHF 548 million was recorded in 2010, mainly due to a tightening of our credit spreads.

è	Refer to “Note 26 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business area

In 2011, we implemented two structural changes in our business division: allocating risk management premiums from equities and fixed income, currencies and commodities (FICC) to investment banking; and transferring the commodities business, formerly booked in equities, to FICC. The changes were not material and therefore did not necessitate restatement at a divisional level. However, we have made reference to these changes where relevant to aid explanation of the business area results.

Investment banking

Investment banking revenues decreased 43% to CHF 1,371 million in 2011 from CHF 2,414 million in the previous year. This was mainly due to a reduction in global capital markets activity and the revised allocation of the risk management premiums, which were higher compared with 2010, as well as the effects of the strengthening of the Swiss franc. In US dollar terms, revenues declined 33%.

Advisory revenues increased 14% to CHF 964 million from CHF 846 million, as a result of a more robust market in the first half of 2011. Our market share increased slightly compared with 2010.

Capital market revenues were CHF 1,329 million compared with CHF 1,994 million due in part to the deepening of the sovereign debt crisis in Europe as well as slower US economic growth which depressed activity levels. Equities capital market revenues were CHF 574 million, down 44% from CHF 1,020 million as revenues and market share decreased across all regions against a 25% reduction in the fee pool in US dollar terms. Fixed income capital market revenues decreased 22% to CHF 755 million from CHF 974 million as our market share declined while the market fee pool increased 12% in US dollar terms.

Other fee income and risk management revenues were negative CHF 921 million compared with negative CHF 426 million, primarily due to an increase in risk management premiums and the effect of their revised allocation to investment banking.

Securities

Securities revenues were CHF 7,969 million compared with CHF 10,144 million in 2010. In US dollar terms, revenues decreased 7%.

Equities

Revenues in equities were CHF 3,698 million, down 17% from CHF 4,469 million in 2010, primarily due to the strengthening of the Swiss franc. In US dollar terms, revenues declined 2%.

Cash revenues decreased 17% to CHF 1,480 million compared with CHF 1,776 million. In US dollar terms, revenues declined 2%. The decrease was primarily due to a reduction in volumes and client activity. However, our cash equities exchange market share was slightly up on 2010.

Derivatives and equity-linked revenues were CHF 1,035 million compared with CHF 1,580 million. Within derivatives, revenues in

104

Financial and operating performance

Europe, the Middle East and Africa declined and more than offset higher revenues in Asia Pacific and the Americas. In addition, trading revenues were impacted by ongoing market volatility. In equity-linked, revenues declined due to lower valuations and volumes as well as reduced primary market activity, which impacted the secondary markets.

In the prime services business, revenues declined 3% to CHF 1,009 million, reflecting the Swiss franc appreciation as the majority of our balances are US dollar denominated. In US dollar terms, revenues were up 15% as a result of improved securities lending revenues.

Other equities revenues were CHF 175 million compared with CHF 77 million, mainly due to the abovementioned revised allocation of risk management premiums. Proprietary trading reported positive revenues, though these were lower than 2010.

Fixed income, currencies and commodities

FICC revenues decreased 25% to CHF 4,271 million in 2011 from CHF 5,675 million in 2010, primarily due to the strengthening of the Swiss franc. In US dollar terms, revenues declined 11%. The combined revenues from credit, macro and emerging markets decreased 11% to CHF 4,558 million from CHF 5,093 million, but rose 6% in US dollar terms due to improved results in macro.

In credit, revenues decreased to CHF 1,548 million from CHF 2,304 million in 2010, primarily due to mark-to-market losses in the flow business. Concerns surrounding the eurozone and the global economic outlook significantly impacted market volatility, liquidity and client activity, resulting in challenging conditions for flow trading, partly offset by an improved performance by credit solutions.

In macro, revenues rose to CHF 2,615 million from CHF 2,268 million in 2010. Revenues increased across all interest rates business lines. Foreign exchange benefited from market volatility in the second half of 2011 and from the contributions of our new e-trading platform. Non-linear interest rates reported a turnaround from negative to positive revenues in 2011.

Emerging markets revenues decreased to CHF 395 million from CHF 521 million, as increased foreign exchange revenues were more than offset by lower revenues in credit and rates. Latin America saw an improvement in revenues whereas both Asia and Europe reported a decrease.

Other FICC revenues were negative CHF 288 million in 2011 and positive CHF 581 million in 2010 largely due to losses from residual risk positions. Revenues in 2011 included negative CHF 296 million from residual risk positions due to a widening in credit valuation adjustment spreads and increased credit valuation adjustments following an agreement in principle with a monoline insurer on a potential commutation, compared with positive CHF 737 million in 2010.

è	Refer to “Note 32 Events after the reporting period” in the “Financial information” section of this report for more information

In 2011, we recorded a gain of CHF 244 million from debit valuation adjustments on our derivatives portfolio compared with a gain of CHF 155 million from debit valuation adjustments as UBS’s credit default swap spreads widened in both periods.

Operating expenses

Total operating expenses decreased 9% to CHF 8,886 million from CHF 9,813 million, mostly due to the strengthening of the Swiss franc. Excluding restructuring costs of CHF 216 million associated with our cost reduction program, operating expenses decreased 12%. In US dollar terms, operating expenses increased 4%.

Personnel expenses decreased 14% to CHF 5,801 million from CHF 6,743 million due to lower variable compensation accruals and the favorable effect of the strengthening Swiss franc. Further, 2010 included a UK bank payroll tax charge of CHF 190 million.

General and administrative expenses decreased to CHF 2,637 million from CHF 2,693 million due to the strengthening Swiss franc and UK value added tax releases, partially offset by the UK bank levy of CHF 106 million.

Net charges from other business divisions were CHF 161 million compared with CHF 64 million due to transfer of approximately 280 personnel to Wealth Management & Swiss Bank as part of forming the Investment Products & Services unit in early 2011.

Depreciation decreased 9% to CHF 254 million from CHF 278 million, largely due to lower charges for IT hardware.

Amortization of intangible assets was in line with 2010 at CHF 34 million.

105

Financial and operating performance

Investment Bank

2010

Results

In 2010, we recorded a pre-tax profit of CHF 2,197 million compared with a pre-tax loss of CHF 6,081 million in 2009, primarily as a result of increased revenues in FICC, a significant reduction in net credit loss expenses and lower own credit losses on financial liabilities designated at fair value.

Total operating income as reported

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

è

Refer to the “Risk management and control” section of our Annual Report 2010 for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Own credit

The own credit on financial liabilities designated at fair value reduced significantly to a loss of CHF 548 million from a loss of CHF 2,023 million. While our credit spreads tightened in both years, the effect in 2010 was less pronounced than in 2009.

è	Refer to “Note 26 Fair value of financial instruments” in the “Financial information” section of this report for more information

Operating income by business area

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

Other fee income and risk management revenues were negative CHF 426 million compared with negative CHF 906 million, primarily due to the absence in 2010 of large losses recorded in 2009 in relation to an overall stabilization of the credit markets.

Securities

Securities revenues were CHF 10,144 million, compared with CHF 4,390 million in 2009. Revenues of equities and FICC are analyzed in the respective sections below.

Equities

Revenues in equities were CHF 4,469 million, down 9% from CHF 4,937 million in 2009.

Cash revenues were CHF 1,776 million, compared with CHF 1,959 million due to lower commission income as a result of decreased client activity in the US, offsetting stronger performance in Europe, the Middle East and Africa.

Derivatives and equity-linked revenues were CHF 1,580 million, in line with last year. Derivatives revenues were up as a result of improved client flows and structured products performance in Asia Pacific, partly offset by lower revenues in Europe, the Middle East and Africa due to the sovereign debt crisis, creating a lack of both liquidity and client flow. Equity-linked revenues were down after a strong performance in 2009.

Within the prime services business, revenues were CHF 1,036 million compared with CHF 1,058 million. Prime brokerage revenues declined due to lower average spreads while exchange-traded derivatives revenues marginally improved.

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

106

Financial and operating performance

In macro, revenues of CHF 2,268 million were down from CHF 2,933 million in 2009. The decrease mainly stemmed from lower revenues in the rates and foreign exchange businesses, which were affected by a significant decline in market spreads, low interest rate volatility, reduced client activity and general de-risking, particularly in the second half of 2010.

Emerging markets revenues decreased to CHF 521 million from CHF 1,162 million as divesture of UBS Pactual, spread compression experienced across foreign exchange and credit markets, and uncertainties over European sovereign debt impacted liquidity and overall client volumes.

Other FICC revenues were positive CHF 581 million compared with negative CHF 2,710 million. The 2010 revenues included CHF 737 million from residual risk positions due to a reduced credit valuation adjustment requirement and net gains on sale.

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

è

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2010 for more information on allocation of additional Corporate Center costs to the business divisions in 2010

Financial and operating performance

Corporate Center

Corporate Center

Treasury activities and other corporate items reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.11[1]	31.12.10	31.12.09	31.12.10
Income	(80)	1,135	394

Credit loss (expense)/recovery	(1)	0	(5)

Total operating income	(80)	1,135	389

Personnel expenses	71	78	551	(9)

General and administrative expenses	139	168	199	(17)

Services (to) / from other business divisions	3	8	306	(63)

Depreciation of property and equipment	70	89	193	(21)

Amortization of intangible assets	0	0	0

Total operating expenses	283 [2]	343	1,250	(17)

Performance from continuing operations before tax	(363)	793	(860)

Performance from discontinued operations before tax	0	2	(7)

Performance before tax	(363)	795	(867)

Additional information

BIS risk-weighted assets, Basel II (CHF billion)[3]	9.7	8.9	8.5	9

BIS risk-weighted assets, Basel 2.5 (CHF billion)[3]	13.7	N/A	N/A

Personnel (full-time equivalents)	19,270	19,472	20,054	(1)

Allocations to business divisions (full-time equivalents)	(18,996)	(19,278)	(18,430)	1

Personnel after allocations (full-time equivalents)	274	194	1,624	41

Corporate Center expenses before service allocation to business divisions[4]

Personnel expenses	3,684	3,870	4,043	(5)

General and administrative expenses	3,351	3,523	3,516	(5)

Depreciation of property and equipment	728	809	943	(10)

Total operating expenses before service allocation to business divisions	7,762	8,202	8,501	(5)

Net allocations to business divisions	(7,479)	(7,859)	(7,251)	5

Total operating expenses	283	343	1,250	(17)

1  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from Investment Bank to Corporate Center in 2011. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.  2  Operating expenses include restructuring charges of CHF 15 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of this report for more information.  3  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  4  Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

Financial and operating performance

2011

Results

The Corporate Centre recorded a pre-tax loss of CHF 363 million in 2011 compared with a gain of CHF 795 million in 2010. This mostly reflects a decline in the value of our option to acquire the SNB StabFund’s equity and lower proceeds from the sale of real estate in 2011.

Operating income

The Corporate Center’s operating income was negative CHF 80 million in 2011 compared with positive CHF 1,135 million in 2010. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a loss of CHF 133 million in 2011, reflecting lower forecast cash flows and increased risk premia for the fund’s assets, compared with a gain of CHF 745 million in 2010.

è

Refer to the discussion of “Non-trading portfolios – valuation and sensitivity information by instrument category” in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Treasury income remaining in the Corporate Center after allocations to the business divisions amounted to a gain of CHF 38 million in 2011, compared with a gain of CHF 152 million in 2010. Furthermore, 2011 included a gain of CHF 78 million from the sale of a property in Switzerland, while 2010 included a CHF 180 million gain from the sale of investments in associates owning office space in New York as well as a gain of CHF 158 million from a sale of property in Switzerland.

Operating expenses

On a gross basis before service allocations to the business divisions, the Corporate Center reported operating expenses of CHF 7,762 million, down from CHF 8,202 million in 2010. This decrease was due to favorable currency effects of CHF 647 million resulting from the depreciation of the US dollar and British pound against the Swiss franc, as well as the effects of efficiency initiatives and other cost reductions of approximately CHF 400 million resulting from the execution of the UBS real estate consolidation strategy and lower IT costs. This was partially offset by restructuring charges of CHF 196 million as well as an increase of approximately CHF 400 million in expenses due to focused investments in technology, capacity expansion needed for control functions to be able to satisfy increased regulatory requirements, and the continuing consolidation of services in the Corporate Center.

Personnel expenses decreased by CHF 186 million to CHF 3,684 million, primarily due to favorable currency effects of CHF 298 million, partially offset by CHF 55 million personnel-related restructuring expenses associated with our cost reduction program in the second half of 2011, capacity increases for regulatory requirements and personnel transfers from other business divisions.

General and administrative expenses decreased by CHF 172 million to CHF 3,351 million due to favorable currency effects of CHF 300 million, partly offset by restructuring charges of CHF 113 million due to the consolidation of our real estate portfolio as part of our cost reduction program. Furthermore, the effects of efficiency initiatives and other cost reductions were offset by the abovementioned increased business demand affecting Group Technology and the consolidation of services in the Corporate Center.

Depreciation expenses decreased by CHF 81 million to CHF 728 million, primarily due to favorable currency effects of CHF 49 million and the reversal of an impairment loss. These decreases were partly offset by CHF 28 million in restructuring charges, mainly related to the abovementioned real estate consolidation in 2011.

The business divisions were charged net CHF 7,479 million for shared services, a decrease of CHF 380 million. Total operating expenses remaining after allocations to the business divisions were CHF 283 million compared with CHF 343 million in the prior year. This decrease was due to a value added tax provision release of CHF 22 million and a discretionary compensation accrual release of CHF 19 million in 2011. Furthermore, 2011 included lower litigation provisions, partially offset by additional expenses related to the SNB StabFund investment management team transferred from the Investment Bank and the “too-big-to-fail” program.

Personnel

At the end of the year 2011, the Corporate Center employed 19,270 personnel, of which 18,996 were allocated to the business divisions based on the services used. The reduction of 202 personnel from the prior year related mainly to the abovementioned cost reduction program in the second half of 2011, partly offset by higher personnel required to meet additional regulatory requirements, and further consolidation of services in the Corporate Center.

The 274 personnel remaining in the Corporate Center were related to Group governance functions and other corporate items. The increase of 80 personnel compared with the prior year was mainly due to the SNB StabFund investment management team transferred from the Investment Bank and the “too-big-to-fail” program.

Financial and operating performance

Corporate Center

2010

Results

The pre-tax result in 2010 was a gain of CHF 795 million, compared with a loss of CHF 867 million in 2009, mainly due to a higher revaluation gain of our option to acquire the SNB StabFund’s equity as well as lower operating expenses as a result of additional charges to the business divisions reflecting a change in allocation methodology.

Operating income

The Corporate Center’s operating income was positive CHF 1,135 million in 2010 compared with positive CHF 389 million in 2009. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 745 million in 2010, compared with a gain of CHF 117 million in 2009.

è

Refer to the discussion of “Non-trading portfolios – valuation and sensitivity information by instrument category” in the “Risk management and control” section of our Annual Report 2010 for more information on changes in the value of our option to acquire the SNB StabFund’s equity

A CHF 180 million gain from the sale of investments in associates owning office space in New York as well as a gain of CHF 158 million from a sale of property in Switzerland was recorded in 2010. In comparison, 2009 included own credit related allocations of negative revenues to the Corporate Center and a CHF 498 million loss on the closing of the UBS Pactual sale in 2009, which was largely related to foreign exchange losses. These losses were partly offset by a net gain of CHF 297 million on the valuation of the mandatory convertible notes issued in December 2008 and converted in August 2009, an additional foreign exchange gain of CHF 430 million due to the de-consolidation and liquidation of subsidiaries and a gain of CHF 304 million on the buyback of subordinated debt.

Operating expenses

Total operating expenses decreased to CHF 343 million from CHF 1,250 million in 2009, mainly due to a goodwill impairment charge of CHF 492 million in 2009 relating to the sale of UBS Pactual, which was reallocated to the Corporate Center from the business divisions, partly offset by the credit related to the UBS Pactual operating result which was transferred from the business divisions. In addition, from 2010 onwards, almost all costs incurred by the Corporate Center related to shared services and control functions were allocated to the reportable segments, which directly and indirectly receive the value of the services, either based on a full cost recovery or on a periodically agreed flat fee. Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions. This change in allocation policy has been applied prospectively and prior year numbers have not been restated. The incremental charges to the business divisions made in 2010 mainly relate to control functions. If figures of 2009 had been presented on the basis of the allocation methodology applied for 2010, the estimated impact on operating expenses and performance before tax would have been CHF 640 million.

In 2010, the Corporate Center was able to reduce its cost base excluding variable compensation before allocation by CHF 605 million from the previous year, primarily as a result of lower personnel costs in IT and lower real estate-related costs. The business divisions fully benefited from the reduced cost base through lower allocations.

Personnel

At the end of the year 2010, the Corporate Center employed 19,472 personnel, of whom 19,278 were allocated to the business divisions based on the services used. The reduction of 582 personnel mainly related to the restructuring program in 2009. The remaining 194 personnel related to Group governance functions and other corporate items. The decrease of 1,430 personnel compared with the prior year was due to the abovementioned change in allocation methodology, mainly related to control functions.

Risk, treasury

and capital

management

Audited information according to IFRS 7 and IAS 1

Risk disclosures provided in line with the requirements of the International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and disclosures on capital required by the International Accounting Standard 1 (IAS 1) Financial Statements: Presentation form part of the financial statements audited by our independent registered public accounting firm Ernst & Young Ltd., Basel. This information (the audited texts, tables and graphs) is marked by a bar on the left-hand side within this section of the report and is incorporated by cross-reference into the financial statements of this report.

Risk, treasury and capital management

Risk management and control

Risk management and control

During 2011 we continued to focus on aligning the firm’s risk profile with our client-centric strategy. In the second half of 2011, we took measures to reduce market risk exposures significantly. Value-at-risk decreased by almost half to CHF 36 million on 31 December 2011 from CHF 68 million the prior year. Credit risk exposure saw a modest rise, reflecting increased lending within our international wealth management businesses, particularly in Asia Pacific. We also made further progress in reducing our exposures to monoline insurers and student loan auction rate securities. During 2011 while our risk under a number of stress scenarios was reduced in line with these reduced positions, we still remain significantly exposed to the impact of potential stress scenarios on our market, credit, operational and business risk.

Disciplined risk management and control are essential to our success. In 2011, we continued to make significant investments in our infrastructure, processes, methodologies and people to ensure that our risk frameworks are sufficiently robust to support our business aspirations and risk appetite. Our risk appetite is established within our risk capacity as determined by a complementary set of firm-wide risk metrics, and is approved under Board of Directors (BoD) authority. It is administered and enforced by a detailed framework of portfolio and position limits at both Group and business division levels. Each element of our risk control framework plays a key role in the decision-making processes within the firm. All material risks are reported to the respective authority holders at least monthly.

The unauthorized trading incident underscored the importance of ensuring a robust operational risk framework. A number of weaknesses identified in the wake of the incident have been fully or largely remediated, but there is more to be done to improve the broader internal control environment. We initiated a programme in 2011 to enhance our operational risk framework and internal controls; this extensive programme will continue through 2012.

Summary of key developments in 2011

The most important developments that took place in 2011 with regard to risk management and control include the following:

–

Our year-end value-at-risk reduced to CHF 36 million on 31 December 2011 from CHF 68 million on 31 December 2010. This significant decrease was mainly attributed to concerted risk reductions within our trading business, in line with our strategy of running a more focused, less complex and less capital-intensive Investment Bank, but also reflected market conditions prevalent at the end of 2011.

–

Residual risk exposures in the Investment Bank were further reduced during 2011. This followed the commutation of monoline insurance combined with sales of the underlying assets, predominantly collateralized loan obligations, and the sales of certain student loan auction rate securities portfolios. Net exposure to monoline insurers relating to negative basis trades and after credit valuation adjustments reduced to USD

1.0 billion from USD 1.6 billion. Our student loan auction rate securities portfolio reduced to USD 5.7 billion from USD 9.8 billion.
–

New credit loss expenses minus credit loss recoveries for the Group totaled CHF 84 million, up from CHF 66 million in 2010. The change resulted primarily from an increase in collective loan loss allowances in the third quarter 2011, mainly due to heightened credit risks arising predominantly from Swiss corporate clients that had become exposed to significant foreign currency-related risk as a result of the impact of the strengthening Swiss franc on their financial position.

–	Our impaired loan portfolio decreased by CHF 2.0 billion to CHF 2.1 billion on 31 December 2011, primarily due to sales of residual risk exposures.
–

We continued to make significant investments in our risk IT platforms during 2011, particularly in the Investment Bank, where we refined our new platform for risk aggregation. The roll-out of standardized methodologies, processes and tools for credit monitoring across our wealth management locations also progressed well, and we completed the deployment of a third-party risk measurement application within Global Asset Management.

–

Significant developments of the UBS Advanced Measurement Approach model for operational risk were approved by the Swiss Financial Market Supervisory Authority (FINMA) in the first quarter of 2011 and have been implemented for regulatory capital reporting.

–	We established a dedicated firm-wide treasury risk control function with a direct reporting line into the Group Chief Risk Officer.
–

FINMA conducts semi-annual macro-economic stress tests on the two large Swiss banks. Their scenario assumes a severe global recession together with very sharp, specific shocks for certain countries. The most recent assessment was done in the third quarter of 2011, when FINMA analyzed the impact of the stress test on our capital ratios and confirmed that we exceeded their regulatory minimum requirements under the specified scenario.

–	Over the course of last year, we further embedded risk considerations within our compensation framework. In particular and

Risk, treasury and capital management

in line with evolving industry practice, we adapted our approach to identifying our key risk-takers, individuals in our organization who, by the nature of their role, can materially set, commit or control the firm’s resources, or exert influence over the firm’s risk profile.

è Refer to the “Credit risk”, “Market risk”, “Operational risk” and “Liquidity and funding management” sections of this report for more information
Risk management and control principles
Five pillars support our efforts to achieve an appropriate balance between risk and return:

1. Protecting the financial strength of UBS by controlling our risk exposures and avoiding potential risk concentrations at the level of individual exposures, at specific portfolio levels and at an aggregate firm-wide level across all risk types.

2. Reputation protection through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and by full compliance with our standards and principles, particularly our Code of Business Conduct and Ethics.

3. Management accountability whereby business management, as opposed to risk control, owns all risks assumed throughout the firm and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced.

4. Independent control functions which monitor the effectiveness of the business’s risk management and oversee risk-taking activities.
5. Comprehensive and transparent disclosure of risks to senior management, the BoD, shareholders, regulators, rating agencies and other stakeholders.

Our risk management and control principles are implemented through a risk management and control framework. This framework comprises qualitative elements such as policies, procedures and authorities, and quantitative components including risk measurement methodologies and risk limits.

The framework is dynamic and continuously adapted to our evolving businesses and the market environment. It includes clearly defined processes to deal with new business initiatives as well as large and complex transactions.

Risk management and control responsibilities
The key roles and responsibilities for risk management and control are as follows:
–

The BoD is responsible for determining the firm’s risk principles, risk appetite and major portfolio limits, including their allocation to the business divisions. The risk assessment and management oversight performed by the BoD considers evolving best practices and is intended to conform to statutory requirements, as is the related disclosure in this section. The BoD is supported by the BoD Risk Committee, which monitors and oversees the firm’s risk profile and the implementation of the risk framework as approved by the BoD. The BoD Risk Committee also assesses and approves the firm’s key risk measurement methodologies.

–	The Group Executive Board (GEB) implements the risk framework, controls the firm’s risk profile and approves all major risk policies.
–

The Group Chief Executive Officer (Group CEO) is responsible for the results of the firm, has risk authority over transactions, positions and exposures, and also allocates portfolio limits approved by the BoD within the business divisions.

–

The divisional Chief Executive Officers are accountable for the results of their business divisions. This includes actively managing their risk exposures, and ensuring that risks and returns are balanced.

–

The Group Chief Risk Officer reports directly to the Group CEO and has functional and management authority over risk control throughout the firm. Risk Control provides independent oversight of risk and is responsible for implementing the risk control processes for credit, country, market, investment and operational risks. This includes establishing methodologies to measure and assess risk, setting risk limits, and developing and operating an appropriate risk control infrastructure. The risk control process is supported by a framework of policies and authorities, which are delegated to Risk Control Officers according to their expertise, experience and responsibilities.

–

The Group Chief Financial Officer (Group CFO) is responsible for ensuring that disclosure of our financial performance is clear and transparent and meets regulatory requirements and corporate governance standards. The Group CFO is also responsible for the management of firm-wide treasury risks and for implementing the risk management and control framework for tax.

–	The Group General Counsel is responsible for implementing the firm’s risk management and control principles for legal and compliance matters.
Risk categories

The risks faced by our businesses can be broken down into three different categories: primary risks, consequential risks and business risks. Primary and consequential risks result from our business activities and are subject to independent risk control. Primary risks consist of credit risk, country risk, market risk, issuer risk and investment risk. Consequential risks consist of operational risk, which includes legal, compliance and tax risks, and liquidity and funding risks. Certain business risks arise from the commercial, strategic and economic risks inherent in our business activities. These are overseen and managed by the firm’s respective business and group management.

Definitions of primary and consequential risks are the following:
–	Credit risk: the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations.

Risk, treasury and capital management

Risk management and control

–

Country risk: the risk of loss resulting from country-specific events. It includes transfer risk, whereby a country’s authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments.

–	Market risk, issuer risk and investment risk: the risk of loss resulting from changes in market variables, whether to our trading positions or financial investments.
–

Operational risk: the risk of loss resulting from inadequate or failed internal processes, people and systems, or the risk of a loss resulting from external causes, whether deliberate, accidental or natural. This includes risks related to legal, compliance and tax matters.

–	Liquidity and funding risk: the risk of being unable either to meet our payment obligations when due or to borrow funds in the market at an acceptable price to fund actual or proposed commitments.
è Refer to the “Credit risk”, “Market risk”, “Operational risk” and “Liquidity and funding management” sections of this report for a description of the control frameworks for these risk categories

Risk measurement

A variety of methodologies and measurements are applied to quantify the risks of our portfolios and our risk concentrations. Risks that are not fully reflected within standard measures are subject to additional controls, which may include pre-approval of transactions and specific restrictions. Models to quantify risk are generally developed by dedicated units within control functions. Valuations and risk models that could impact the firm’s books and records are independently verified, and subjected to ongoing monitoring and control by the Group CRO and Group CFO organizations.

The base measures are position level market risk sensitivities and credit risk exposures which, on aggregate, provide an overview of our risk across trades. These measures are supplemented with portfolio level statistical and stress loss measures, which are two complementary types of risk measures we use to assess potential future losses at an aggregate level.

Statistical loss

Statistical loss measures include value-at-risk (VaR), expected loss and earnings-at-risk (EaR). VaR estimates the losses arising from market risk, which could potentially be realized over a set time period at an established level of confidence. Expected loss measures the average annual costs that are expected to arise from our credit portfolios and operational risks. EaR measures the potential shortfall in our earnings that could be realized over a set time period at an established level of confidence, and is comprised of core statistical measures complemented by management assessment.

è	Refer to the “Credit risk”, “Market risk” and “Operational risk” sections of this report for a description of our key statistical loss measures

Stress loss

Stress loss is the loss that could result from extreme events under specified scenarios. We perform stress testing to complement our statistical loss measures and to give us a better understanding of our risk capacity and appetite. Stress testing quantifies our exposures to plausible yet extreme and unusual market movements, and enables us to identify, understand and manage our potential vulnerabilities and risk concentrations. Our stress testing framework incorporates a comprehensive range of portfolio-specific stress tests as well as combined firm-wide stress tests.

Portfolio-specific stress tests are measures that focus on the risks of specific portfolios within the business divisions. Our portfolio stress loss measures are characterized by past events but also include forward-looking elements. The stress scenarios for trading risks capture the liquidity characteristics of different markets and positions. Our stress frameworks include, for example a scenario which reflects the extreme market conditions that were experienced at the height of the financial crisis in the fourth quarter of 2008.

Our combined stress test (CST) framework captures firm-wide exposures to a number of global systemic events, including a severe global recession triggered by severe market events similar to those observed in 2008. Other topical forward-looking scenarios developed over the past two years include a eurozone crisis. These stress tests are based on forward-looking market event and macroeconomic scenarios calibrated to different levels of severity. The evolution of market indicators and economic variables under these scenarios is defined and applied to our entire risk portfolio. The impact of primary, consequential and business risks is assessed with the aim of calculating the loss and capital implications should these stress scenarios occur.

Stress test results are included in risk reporting and are important inputs for the risk control, risk appetite and business planning processes of the firm. Our firm-wide stress testing, which captures all major identified risks across our business divisions, is one of the key inputs for discussions between senior management, the BoD and regulators with regard to our risk profile. We continue to provide detailed stress analyses to FINMA in accordance with their requirements.

The stress scenarios are reviewed, updated and expanded regularly in the context of the macroeconomic and geopolitical environment by a committee of representatives from the business divisions, Risk Control and economic research. Our stress testing therefore attempts to provide a control framework that is forward- looking and responsive to changing market conditions. However, the market moves experienced in real stress events may differ from moves envisaged in our scenario specifications.

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

Risk, treasury and capital management

Group risk appetite framework

Our risk appetite framework establishes risk appetite objectives with respect to earnings and capital levels that we seek to maintain, even after experiencing severe losses over a defined time horizon. In order to monitor our risk profile against our risk appetite, we use our two complementary firm-wide risk measurement frameworks: EaR (together with its extension, capital-at–risk (CaR)) and CST. Both frameworks seek to capture risks across all of our business divisions and from all major risk categories, including primary risks, consequential risks and business risks. These measures are significant components of our risk control, capital management and business planning processes, which are described in more detail below:

–	EaR is measured as the potential shortfall in earnings at a 95% confidence level and is evaluated over both three-month and one-year periods.
–	CaR extends EaR to consider the impact on BIS tier 1 capital of a more severe earnings shortfall and is measured at confidence levels from 95% to 99.9%.
–

Combined stress testing complements EaR and CaR. As described in the “Stress loss” section above, our firm-wide stress tests evaluate the potential impact of stress scenarios across our risk portfolios, and thereby on our earnings and capital, based on specified stress scenarios.

Our risk appetite is approved by the BoD. Risk appetite is based on our risk capacity, which is in turn based on our capital and forecasted earnings resources. Our overall risk appetite is set as an upper limit covering the aggregate risk exposure for each risk appetite objective, taking into account inherent limitations in the precision of risk exposure measures focusing on extreme market and economic events. The risk limit framework takes into account a comparison of the firm’s risk exposure with our risk capacity under prevailing operating conditions and according to prospective business plans. This comparison is a key tool supporting management decisions on potential adjustments to the risk profile of our firm.

è	Refer to the “Credit risk” and “Market risk” sections of this report for more information on our risk exposures

Risk concentrations

A risk concentration exists where (i) a position in financial instruments is affected by changes in a group of correlated factors, or a group of positions are affected by changes in the same risk factor or a group of correlated factors, and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

The identification of risk concentrations requires judgment, as potential future developments cannot be predicted and may vary from period to period. In determining whether we have a risk concentration, we consider a number of elements, both individu-

ally and collectively. These elements include: the shared characteristics of the instruments and counterparties; the size of the position or group of positions; the sensitivity of the position or group of positions to changes in risk factors; and the volatility and correlations of those factors. Also important in our assessment is the liquidity of the markets where the instruments are traded, and the availability and effectiveness of hedges or other potential risk-mitigating factors. The value of a hedge instrument may not always move in line with the position being hedged, and this mismatch is referred to as basis risk.

If we identify a risk concentration, we assess it to determine whether it should be reduced or mitigated, and we also evaluate the available means to do so. Once identified, risk concentrations are subject to increased monitoring.

Based on our assessment of portfolios and asset classes with the potential for material loss in a stress scenario relating to the current environment, we believe that our exposures to monoline insurers and student loan auction rate securities shown and discussed in the following sections were considered risk concentrations as of 31 December 2011, in accordance with the abovementioned definition.

è Refer to the discussions of “Exposure to student loan auction rate securities” and “Exposure to monoline insurers” within the “Composition of credit risk – business divisions” section of the report for more information

It is possible that material losses could occur on asset classes, positions and hedges other than those previously mentioned, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk as well as other idiosyncratic and correlation risks on both our equities and fixed income inventories. We are also exposed to price risk on our option to acquire the SNB StabFund’s equity. In addition, we have lending, counterparty and country risk exposures that could result in significant losses if economic conditions were to worsen.

è Refer to the discussion of credit risk, market risk and operational risk below for more information on the risks to which we are exposed

Risk disclosures

Our measures of risk exposure may differ depending on the purpose for which exposures are calculated, for example, for financial accounting purposes under International Financial Reporting Standards (IFRS), determination of our required regulatory capital or our internal management purposes. The exposures detailed in the “Credit risk” and “Market risk” sections are typically based on our internal management view of risk exposure.

è Refer to the “Basel 2.5 Pillar 3” section of this report for more information on the exposures we use in the determination of our required regulatory capital

Risk, treasury and capital management

Risk management and control

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. This includes settlement risk, an example of which would be a counterparty failing to deliver the counter-value of a foreign exchange transaction in which we have fulfilled our obligation. In addition a credit loss can be triggered by economic or political difficulties in the country in which a counterparty or issuer of a security is based or has substantial assets (country risk).

Sources of credit risk

Credit risk arises from traditional banking products such as loans, loan commitments and guarantees (for example, letters of credit). It also arises from traded products, including over-the-counter (OTC) derivative transactions and exchange-traded derivatives, as well as securities financing transactions such as repurchase agreements (repos and reverse repos), securities borrowing and lending transactions. The same general risk control processes are applied to these products, although the accounting treatment may vary, as products can be carried at amortized cost (loans and receivables), at fair value through profit and loss (instruments held for trading, instruments designated at fair value) or at fair value through other comprehensive income (available-for-sale instruments) depending on the product type and the nature of the exposure. Securities and other obligations in tradable form also pose credit risk, as their fair values are affected by changing expectations regarding the probability of issuers failing to meet these obligations or when issuers actually fail to meet these obligations. Where these securities and obligations are held in connection with a trading activity, we view the risk as an issuer risk. Debt securities not held in connection with a trading activity are reported as debt investments and discussed at the end of this section. Many of the business activities of Wealth Management & Swiss Bank and the Investment Bank expose us to credit risk. Credit risk exposures from Wealth Management Americas and Global Asset Management are less material.

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

Credit risk concentrations can arise if clients are engaged in similar activities, are located in the same geographical region or have comparable economic characteristics, for example if their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits and / or operational controls that constrain risk concentrations at portfolio and subportfolio levels with regard to sector exposures, country risk and specific product exposures.

Risk mitigation

We actively manage the credit risk in our portfolios by taking collateral against exposures and utilizing credit hedging. In Wealth Management & Swiss Bank, the majority of loans are extended on a secured basis. For real estate financing, a mortgage over the property is taken to secure the claim. Commercial loans may also be secured by mortgages on business premises or other real estate. We apply measures to evaluate collateral and determine maximum loan-to-value ratios, including an assessment of income cover.

Lombard loans are made against the pledge of eligible marketable securities, guarantees and other forms of collateral. The Investment Bank also takes collateral in the form of marketable securities and cash in its OTC derivatives and securities financing businesses. Discounts (haircuts) are generally applied to the market value of the collateral reflecting the quality, liquidity and volatility of the underlying collateral. Exposure and collateral values are continuously monitored, and margin calls or close-out procedures are enforced when the market value of collateral falls below a predefined trigger level. Concentrations within individual collateral portfolios and across clients are also monitored where relevant and may affect the haircut applied to a specific collateral pool.

    Our OTC derivatives trading is generally conducted under bilateral International Swaps and Derivatives Association (ISDA), or ISDA-equivalent, master netting agreements, which allow for the close-out and netting of all transactions in the event of default. We also have two-way collateral agreements with major market participants under which either party can be required to provide collateral in the form of cash or marketable securities when the exposure exceeds a predefined level. For certain counterparties like hedge funds we may also use two-way collateral agreements. We have clearly defined processes for entering into netting and collateral agreements, including the requirement to have a legal opinion on the enforceability of contracts in relevant jurisdictions in the case of insolvency.

Primarily in the Investment Bank, we actively manage the credit risk of our portfolios with the aim of reducing concentrations of

Risk, treasury and capital management

risk from specific counterparties, sectors or portfolios. Hedging measures used include single-name credit default swaps (CDS), index CDS and total return swaps. Single-name CDS are generally executed under bilateral netting and collateral agreements with high-grade market counterparties. We observe strict standards for recognizing credit hedges. For example, when monitoring exposures against limits, we do not usually recognize credit risk mitigants such as proxy hedges (credit protection on a correlated but different name) or index CDS. Buying credit protection creates credit exposure against the hedge provider. We monitor our exposures to credit protection providers and the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. In addition, we identify and monitor positions where we believe there is significant exposure and correlation between the counterparty and the hedge provider (so-called wrong-way risk). Our policy is to discourage such activity, but in any event or as market correlations may change, not to recognize wrong-way risk hedge benefit within counterparty limits and capital calculations.

è	Refer to the “Basel 2.5 Pillar 3” section of this report for more information on credit derivatives

Credit risk measurement

We have developed tools and models to measure credit risk. Exposures to individual counterparties are measured based on three generally accepted parameters: probability of default, exposure at default and loss given default. These parameters are the basis for the majority of our internal measures of credit risk, and are key inputs for the regulatory capital calculation under the advanced internal ratings-based approach of the Basel 2.5 framework governing international convergence of capital. We also use models to derive the portfolio credit risk measures of expected loss, statistical loss and stress loss.

Probability of default

The probability of default is an estimate of the likelihood of a counterparty defaulting on its contractual obligations. This probability is assessed using rating tools tailored to the various categories of counterparties. These categories are also calibrated to our internal credit rating scale (masterscale), which is designed to ensure a consistent assessment of default probabilities across counterparties. We regularly assess the performance of our rating tools and adjust our model parameters as necessary. In addition to using ratings for credit risk measurement, we use them as an important input for determining credit risk approval authorities.

    In the Investment Bank, rating tools are applied to broad segments including banks, sovereigns, corporates, funds, hedge funds and commercial real estate. We determine our choice of the relevant assessment criteria, for example, financial ratios and qualitative factors, for the rating tools on the basis of various statistical analyses, externally available information and expert judgment.

Within our retail and corporate banking business in Switzerland, we rate our business and corporate clients in the small to medium enterprise segment using statistically developed scorecards. The underlying data used in our scorecards is predominantly based on a combination of clients’ financial information, qualitative criteria and credit loss history over several years. To rate our large corporate clients domiciled in Switzerland, Wealth Management & Swiss Bank uses templates established for this segment by our Investment Bank. We assess the probability of default from loans secured on owner-occupied or investment properties with a model that takes loan-to-value ratios and debt service capacity of the obligor into account. We rate lombard loan exposures by means of a model simulating potential changes in the value of the collateral, and the probability that it may become lower than the loan amount.

Our masterscale expresses default probabilities that we determine through our various rating tools by means of distinct classes, whereby each class incorporates a range of default probabilities. Counterparties migrate between rating classes as our assessment of their probability of default changes.

The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the “UBS internal rating scale and mapping of external ratings” table. The mapping is based on the long-term average of one-year default rates available from the rating agencies. For each external rating category, the average default rate is compared to our internal default probability bands to derive a mapping to our internal rating scale. Our internal rating of a counterparty may, therefore, diverge from one or both of the correlated external ratings shown in the table. Observed defaults by rating agencies may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agencies’ average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ grades, and we adjust their mapping to our masterscale as necessary to reflect any material changes.

Internal UBS rating scale and mapping of external ratings

Internal UBS rating	Description	Moody’s Investors Service mapping	Standard & Poor’s mapping

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA–

3		A1 to A3	A+ to A–

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB–

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba3	BB–

9		B1	B+

10		B2	B

11		B3	B–

12		Caa	CCC

13		Ca to C	CC to C

14	Defaulted		D

Risk, treasury and capital management

Risk management and control

Exposure at default

Exposure at default (EaD) represents the amount we expect to be owed by a counterparty at the time of a possible default. We derive EaD from our current exposure to the counterparty and the possible future development of that exposure.

The EaD of a loan is the drawn or face value of the loan. For loan commitments and guarantees, the EaD includes the amount drawn as well as potential future amounts that may be drawn, which are estimated based on historical observations.

For traded products, we derive the EaD by modeling the range of possible exposure outcomes at various points in time. For securities financing transactions, we assess the net amount that may be owed to us or that we may owe to others, taking into account the impact of market moves over the potential time it would take to close out all our positions. For exchange-traded derivatives, our calculation of EaD takes into account initial and daily variation margin. We derive the EaD for OTC derivatives by modeling the potential development of replacement values of the portfolio of trades by counterparty (potential credit exposure) less the values of legally enforceable netting agreements. For collateralized OTC derivatives, our potential credit exposure is based on modeling the potential development of replacement values and collateral values, and the price correlation between the various instruments.

When measuring individual counterparty exposure against credit limits, we consider the maximum likely exposure measured to a high level of confidence of outstanding obligations. However, when aggregating exposures to different counterparties for portfolio risk measurement purposes, we use the expected exposure to each counterparty at a given time period (usually one year) generated by the same model.

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

Loss given default

Loss given default (LGD) is the magnitude of the likely loss in case of default. LGD estimates include loss of principal, interest and other amounts (such as workout costs, including the cost of carrying an impaired position during the workout process) less recovered amounts. We determine LGD based on the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation by way of collateral or guarantees. In our Investment Bank, LGD estimates are based on an assessment of key risk drivers such as industry segment, collateral and seniority of a claim as well as a country’s legal environment and bankruptcy procedures, supported by our internal loss data and external information where available. In our other lending portfolios, the LGD differs by counterparty and col-

lateral type and is statistically estimated based on our internal loss data. Where we hold collateral, such as marketable securities or a mortgage on a property, loan-to-value ratios are a key factor in determining LGD.

Expected loss

Credit losses are an inherent cost of doing business, but the occurrence and amount of credit losses can be erratic. In order to quantify future credit losses that may be implicit in our current portfolio, we use the concept of expected loss.

Expected loss is a statistical measure used to estimate the average annual costs we expect to experience from positions in our current credit portfolio that become impaired. The expected loss for a given credit facility is a function of the three components described above: probability of default, exposure at default and LGD. We aggregate the expected loss for individual counterparties to derive our expected portfolio credit losses.

Expected loss is the basis for quantifying credit risk in all our portfolios. It is also the starting point for the measurement of our portfolio statistical loss and stress loss and may be used as an input to value certain products.

è	Refer to the discussion on “Impairment and default – distressed claims” below for more information

Statistical and stress loss

We use a statistical modeling approach to estimate the loss profile of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the expected loss. The loss estimates deviate from the mean due the statistical uncertainty on the defaulting counterparties and to systematic default relationships among counterparties within, and between segments. It is sensitive to concentration risks on individual counterparties and groups of counterparties. The outcome provides an indication of the level of risk in our portfolio and the way it may develop over time.

Stress loss is a scenario-based measure which complements our statistical modeling approach. We use it to assess our potential loss in various stress scenarios based on the assumption that one or more of the three key credit risk parameters will deteriorate substantially. We run stress tests on a regular basis and use them to monitor our portfolios and identify potential risk concentrations. For certain portfolios and segments, stress loss may also be subject to limits.

è	Refer to the discussion on stress loss in this section for more information

Composition of credit risk – UBS Group

The exposures detailed in the tables in this section are based on our internal management view of credit risk.

The “Credit exposure by business division” table shows a breakdown of our banking and traded product exposures before and after allowances and provisions for credit losses,

Risk, treasury and capital management

credit valuation adjustment (CVA) on traded products and specific credit hedges. Portfolio hedges, such as index CDS, are not included in this analysis. Banking product exposures are shown on an amortized cost or notional basis, without applying credit conversion factors. Exposures to OTC derivatives are generally shown in the table as net positive replacement values (RV) after the application of legally enforceable netting agreements and the deduction of cash collateral. In some cases, however, the exposures are based on a more simplistic RV plus add-on approach. Exchange-traded derivatives (ETD) exposures take into account initial and daily variation margins. Securities financing exposures are shown net of the collateral received.

Our lending business saw increased levels in 2011, following material client deleveraging in the prior year.

Total credit exposure before deductions amounted to CHF 476 billion on 31 December 2011 compared with CHF 445 billion at the end of 2010. Our banking product exposures increased to CHF 394 billion from CHF 356 billion, mainly due to increases in the balances with central banks and in the loan books of Wealth Management & Swiss Bank and Wealth Management Americas. Our traded products exposures, which arise largely in our Investment Bank, declined by CHF 7 billion to CHF 82 billion. The largest component of our credit exposure before deductions as of 31 December 2011 was our loan portfolio, accounting for CHF 257 billion or 54% of our total credit exposure. Of this, CHF 210 billion was attributable to Wealth Management & Swiss Bank.

Additional information on the composition and credit quality of Wealth Management & Swiss Bank’s loan portfolio and the Investment Bank’s banking products and OTC derivatives portfolios is provided further on in this section. Analysis of our Investment Bank and Wealth Management & Swiss Bank portfolios is based on net exposure (i.e. after deduction of credit hedges, allowances and provisions, CVA) because we actively utilize credit hedging to manage our risks in these portfolios.

è

Refer to the “Basel 2.5 Pillar 3” section of this report for more information on the credit exposures used in the determination of our required regulatory capital and additional information on credit derivatives

è

Refer to “Note 23 Derivative instruments and hedge accounting” and “Note 28c Measurement categories of financial assets and liabilities” in the “Financial information” section of this report for further information on IFRS required disclosures on derivatives and credit risk

Credit exposure by business division
	Wealth Management & Swiss Bank		Wealth Management Americas		Investment Bank				Other[1]		UBS
CHF million	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11		31.12.10		31.12.11	31.12.10	31.12.11		31.12.10
Balances with central banks	3,370	10,727	2,161		31,743		13,732		1,290		38,565		24,459

Due from banks	4,395	2,678	1,594	2,157	18,182		13,924		655	315	24,826		19,075

Loans	210,375	201,942	27,894	22,472	18,552	[2]	17,679	[2]	155	158	256,977	[2]	242,250	[2]

Guarantees	11,797	10,505	406	370	5,551		4,820		129	123	17,884		15,819

Loan commitments	7,955	7,276	1,076	1,066	46,927		46,216				55,958		54,558

Banking products[3]	237,893	233,128	33,131	26,065	120,955		96,371		2,229	596	394,209		356,161

OTC derivatives	5,709	4,048	74	56	45,759		47,452		330	284	51,871		51,840

Exchange-traded derivatives	984	978	877	1,114	7,938		14,599				9,799		16,691

Securities financing transactions			155	156	20,051		20,279				20,206		20,435

Traded products	6,693	5,026	1,106	1,326	73,748		82,330		330	284	81,877		88,966

Total credit exposure	244,585	238,155	34,238	27,391	194,703		178,701		2,559	880	476,086		445,127

Total credit exposure, net[4]	243,476	236,488	34,235	27,389	163,057		143,364		2,559	876	443,328		408,117

[1]  Includes Global Asset Management and Corporate Center.  [2]  Does not include reclassified securities and similar acquired securities.  [3]  Excludes loans designated at fair value.  [4]  Net of allowances, provisions, CVA and hedges.

Risk, treasury and capital management

Risk management and control

Composition of credit risk – business divisions

Wealth Management & Swiss Bank

The total gross banking products exposure of Wealth Management & Swiss Bank was CHF 238 billion on 31 December 2011, compared with CHF 233 billion on 31 December 2010. The high quality of this portfolio is illustrated by the rating and loss given default distributions shown in the table “Wealth Management & Swiss Bank: distribution of net banking products exposure across UBS internal rating and loss given default buckets”. Approximately 75% of Wealth Management & Swiss Bank’s banking product portfolio is rated investment grade, with over 85% of this portion categorized in the lowest LGD bucket of 0–25%. The table below shows a shift from sub-investment to investment grade, mainly due to the introduction of a new rating methodology for the retail mortgage segment in 2011.

Wealth Management & Swiss Bank’s gross loan portfolio increased to CHF 210 billion, from CHF 202 billion in the prior year. The increase came mainly from our Wealth Management business in the Asia Pacific region and in Switzerland. Of Wealth Management & Swiss Bank’s loan portfolio, 93% was secured by collateral, of which 75% was secured by real estate and the remaining 25% by marketable securities, guarantees and other forms of collateral. The majority of the real estate exposure is secured by Swiss residential property (single and multi-family homes), which have typically exhibited a low risk profile.

Wealth Management & Swiss Bank’s gross unsecured loan portfolio amounted to CHF 14.9 billion, 45% of which was rated investment grade. Furthermore, 67% of the unsecured portfolio related to cash-flow-based lending to corporate counterparties, and 20% to public authorities, mainly in Switzerland.

Wealth Management Americas

The total gross banking products exposure of Wealth Management Americas increased to CHF 33 billion on 31 December 2011 compared with CHF 26 billion on 31 December 2010. This exposure arose from three main product categories: loans secured by marketable securities, residential mortgage loans and credit cards.

The majority of loans secured by marketable securities were of high quality, with 88% (93% in 2010) rated investment grade. Our Wealth Management Americas mortgage loan portfolio consists primarily of residential mortgages offered in all US states. Exposure continued to grow to CHF 1.8 billion as of 31 December 2011 from CHF 1.1 billion the prior year. The overall quality of this portfolio remains high and we have experienced no credit losses since the inception of the mortgage program. The credit risk exposure arising from the credit card business was CHF 135 million on 31 December 2011.

Risk, treasury and capital management

Wealth Management & Swiss Bank: distribution of net banking products exposure across internal UBS ratings and loss given default buckets
CHF million, except where indicated			31.12.11						31.12.10
Internal UBS ratings	Moody’s			LGD buckets
	Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB–	177,355	154,085	22,520	740	10	13	140,194	16

Sub-investment grade			58,232	48,453	7,531	1,238	1,010	15	89,888	12

of which: 6–9	Ba1 to B1	BB+ to B+	55,257	45,921	7,112	1,214	1,010	15	86,867	11

of which: 10–12	B2 to Caa	B to CCC	2,686	2,249	414	23		15	2,967	17

of which: 13	Ca & lower	CC & lower	289	283	5	1		6	55	20

Total non-defaulted			235,587	202,538	30,051	1,978	1,020	13	230,082	14

Defaulted[1]			1,196						1,379

Net banking products exposure[2]			236,783						231,461

1  Due to the applied risk calculation approach for default positions, no LGD is assigned.  2  Gross exposure before deduction of allowances and provisions for credit losses of CHF 709 million (31 December 2010: CHF 817 million) and credit hedges of CHF 400 million (31 December 2010: CHF 849 million) is CHF 237,893 million (31 December 2010: CHF 233,128 million).

Wealth Management & Swiss Bank: composition of loan portfolio, gross
CHF million, except where indicated	31.12.11		31.12.10
Secured by residential property	124,639	59.2%	122,815	60.8%

Secured by commercial / industrial property	21,347	10.1%	20,766	10.3%

Secured by securities[1]	49,521	23.5%	42,993	21.3%

Unsecured loans	14,867	7.1%	15,367	7.6%

Total loans, gross	210,375	100.0%	201,942	100.0%

Total loans, net of allowances and credit hedges	209,572		201,012

1  Includes guarantees and other collateral.

Wealth Management & Swiss Bank: unsecured loans by industry sector
CHF million	31.12.11	31.12.10
Construction	120	252

Financial institutions	919	642

Hotels and restaurants	327	59

Manufacturing	2,542	2,172

Private households	1,785	1,842

Public authorities	2,938	4,895

Real estate and rentals	1,112	889

Retail and wholesale	1,715	1,551

Services	3,113	2,776

Other	296	288

Total	14,867	15,367

Risk, treasury and capital management

Risk management and control

Investment Bank

The “Investment Bank: banking products and OTC derivatives exposure” table shows the Investment Bank’s credit exposures to banking products and OTC derivatives before and after allowances and provisions, CVA and specific hedges based on our internal risk view. Portfolio hedges, such as index CDS, are not included in this analysis. The gross banking product exposures shown in this table exclude exposure to central banks, due from banks, nostro accounts and money market balances, which are included in the “Credit exposure by business division” table.

Approximately 94% of the Investment Bank’s net OTC derivative portfolio was traded with counterparties rated investment grade, the vast majority of which were banks and regulated financial institutions with which trading was conducted primarily on a collateralized basis. Approximately 67% of the Investment Bank’s net banking products portfolio was rated investment grade, with the majority of the exposures related to its lending activities associated with corporates and other non-banks.

The tables shown on the next page provide additional analysis of the portfolio by our internal rating and LGD, industry sector and geographical region.

Investment Bank: banking products and OTC derivatives exposure1

CHF million	Banking products		OTC derivatives
	31.12.11	31.12.10	31.12.11	31.12.10
Total exposure, before deduction of allowances and provisions, CVA and hedges	75,380 [2]	70,885 [2]	45,759	47,452

Less: allowances, provisions and CVA	(93)	(124)	(2,917)	(2,224)

Less: credit protection bought (credit default swaps, notional)	(22,886)	(29,154)	(5,637)	(3,683)

Net exposure after allowances and provisions, CVA and hedges	52,401	41,608	37,205	41,546

1  Banking products: risk view, excludes balances with central banks, due from banks, reclassified and similar acquired securities and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law. 2  Banking products including money market and nostro accounts amount to CHF 120,955 million (31 December 2010: CHF 96,371 million).

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			31.12.11						31.12.10
	Moody’s			LGD buckets
Internal UBS ratings	Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB–	35,017	10,426	15,269	4,101	5,221	43	25,603	43

Sub-investment grade			17,384	8,363	6,002	1,728	1,291	31	16,005	33

of which: 6–9	Ba1 to B1	BB+ to B+	9,717	4,406	2,852	1,322	1,137	35	6,812	36

of which: 10–12	B2 to Caa	B to CCC	7,121	3,544	3,073	357	146	27	8,285	31

of which: 13 & defaulted	Ca & lower	CC & lower	547	413	77	49	7	21	908	35

Net banking products exposure,after application of credit hedges[1]			52,401	18,790	21,271	5,829	6,511	39	41,608	39

1  Banking products: risk view, excludes balances with central banks, due from banks, reclassified and similar acquired securities and internal risk adjustments.

Investment Bank: distribution of net OTC derivatives exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			31.12.11						31.12.10
	Moody’s			LGD buckets
Internal UBS ratings	Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB–	34,898	8,096	23,966	1,925	912	32	37,552	36

Sub-investment grade			2,307	420	1,126	152	607	51	3,994	54

of which: 6–9	Ba1 to B1	BB+ to B+	1,650	258	697	115	580	56	2,302	55

of which: 10–12	B2 to Caa	B to CCC	356	24	294	30	7	48	889	53

of which: 13 & defaulted	Ca & lower	CC & lower	301	138	135	7	20	32	803	70

Net OTC derivatives exposure,after application of credit hedges[1]			37,205	8,516	25,092	2,077	1,519	33	41,546	39

1  OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

Risk, treasury and capital management

The Investment Bank’s net banking products exposure increased to CHF 52.4 billion as of 31 December 2011 from CHF 41.6 billion at the end of 2010. The Investment Bank continued to actively manage the credit risk of this portfolio and, as of 31 December 2011, held CHF 23 billion of single-name CDS hedges against its exposures to corporates and other non-banks.

The Investment Bank’s net banking products exposure to corporates and other non-banks continued to be diversified across industry sectors. Based on our assessment, the vast majority of the sub-investment grade exposures in this portfolio had an LGD of 0–50% on 31 December 2011.

è	Refer to “Note 28b Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

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

The RMBS fund amortizes the loan through monthly payments drawn from amounts collected from the underlying assets. These collections are allocated to the payment of interest and principal of the loan and to the holders of equity interests in the RMBS fund in accordance with the terms of the loan agreement. Allocations to equity holders may be reduced or suspended in the event of specified declines in the aggregate notional balance of the portfolio, and we may assume control of the underlying assets in the event of a further specified decline in the notional balance.

As of 31 December 2011, the loan had a balance outstanding of USD 4.7 billion compared with USD 5.7 billion on 31 December 2010, taking into account amounts held in escrow. This loan balance is reflected in the Investment Bank’s credit exposures shown in the tables of this section. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 December 2011 was USD 11.5 billion. By notional balance, the portfolio primarily comprised of Alt-A (54%) and sub-prime (33%) credit grades. In terms of priority, the portfolio was dominated by senior positions (96%).

The RMBS fund is not consolidated in our financial statements. We continue to monitor the RMBS fund and its performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that

Investment Bank: net banking products and OTC derivatives exposure by industry sector1

	Banking products		OTC derivatives
CHF million	31.12.11	31.12.10	31.12.11	31.12.10
Banks	5,082	2,608	10,935	13,409

Chemicals	1,866	1,046	188	179

Electricity, gas, water supply	3,760	2,380	252	155

Non-bank financial institutions	17,735	13,054	16,068	20,778

Manufacturing	6,354	8,021	626	524

Mining	5,990	3,707	211	94

Public authorities	1,369	1,611	7,233	4,916

Retail and wholesale	1,791	1,921	43	49

Transport, storage and communication	4,041	2,722	943	861

Other	4,413	4,537	707	581

Total	52,401	41,608	37,205	41,546

1  Banking products: exposure to commercial counterparties after risk transfer and application of credit hedges. OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

Investment Bank: net banking products and OTC derivatives exposure by geographical region

	Banking products		OTC derivatives
CHF million	31.12.11	31.12.10	31.12.11	31.12.10
Switzerland	758	348	1,263	1,804

Rest of Europe	7,943	5,291	18,884	19,874

North America	38,507	32,721	13,003	15,764

Latin America	653	34	278	185

Asia Pacific	4,269	2,658	3,345	3,338

Middle East and Africa	271	556	433	580

Total	52,401	41,608	37,205	41,546

Risk, treasury and capital management

Risk management and control

the equity investors in the fund no longer receive the majority of the risks and rewards. We also continue to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through the year ended 31 December 2011 did not alter our conclusion that the loan is not impaired and that consolidation is not required.

Exposure to student loan auction rate securities

We continue to regard our inventory of student loan auction rate securities as a “risk concentration”. The overall exposure decreased to USD 5.7 billion on 31 December 2011 from USD 9.8 billion on 31 December 2010 following sales during the year.

At the end of 2011, 77% of the collateral underlying the remaining student loan auction rate securities inventory was backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan auction rate securities positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

è Refer to the “Risk concentrations” section of this report for more information

Exposure to monoline insurers
We continue to regard our exposure to monoline insurers as a “risk concentration”. The vast majority of this exposure arises from OTC derivative contracts, mainly credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows this exposure calculated as the sum of the fair values of individual CDS after credit valuation adjustments (CVA).

On 31 December 2011, based on fair values, 41% of the insured assets were commercial mortgage-backed securities (CMBS), 31% were collateralized loan obligations, 21% were other asset-backed securities and 7% were asset-backed securities high-grade collateralized debt obligations of US sub-prime residential mortgage-backed securities.

The total fair value of CDS protection purchased from monoline insurers was USD 1.0 billion after cumulative CVA of USD 1.4 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes. In addition to credit protection purchased on the positions detailed in the table, we held direct derivative exposure to monoline insurers of USD 264 million after CVA of USD 216 million, on 31 December 2011.

è  Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section below for more information

è  Refer to the “Risk concentrations” section of this report for more information

Student loan ARS inventory
	Carrying value
USD million	31.12.11		31.12.10

US student loan ARS	5,683	[1]	9,784

of which rated BB– and above	5,154		8,374

of which rated below BB–	529		1,410

[1] Includes USD 2.9 billion (CHF 2.7 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter 2008. Refer to “Note 28b Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating[1]
	31.12.11
	Notional amount[3]	Fair value of underlying assets		Fair value of CDS prior to credit valuation adjustment	Credit valuation adjustment	Fair value of CDS after credit valuation adjustment
USD million	Column 1	Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)
Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO high grade, from monolines rated sub-investment grade (BB and below)[2]	726	188		538	470	68

Credit protection on other assets[2]	4,392	2,585	[4]	1,807	912	895

of which: from monolines rated investment grade (BBB and above)	658	483		175	48	127

of which: from monolines rated sub-investment grade (BB and below)	3,734	2,103		1,631	864	767

Total 31.12.11	5,118	2,773		2,345	1,382	963

Total 31.12.10	11,906	9,206		2,699	1,087	1,612

[1]  Excludes the benefit of credit protection purchased from unrelated third parties. [2]  Categorization based on the lowest insurance financial strength rating assigned by external rating agencies. [3]  Represents gross notional amount of credit default swaps (CDS) purchased as credit protection. [4]   Includes USD 0.8 billion (CHF 0.7 billion) at fair value / USD 0.9 billion (CHF 0.8 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 28b Reclassification of financial assets” in the “Financial information” section of this report.

Risk, treasury and capital management

Impairment and default – distressed claims

With respect to distressed claims resulting from banking products, we distinguish between loans that are “past due” and those that are “impaired”. We consider a loan to be past due when a contractual payment has been missed. We consider a loan as impaired if it is probable that we will not fully recover all contractual payments due under the loan as a result of the borrower’s inability, or unwillingness, to meet its obligations after realization of available collateral. Loans in arrears for 90 days are evaluated individually for impairment. However, an impairment analysis would be carried out irrespective of whether the loan was in arrears if other objective evidence indicates that a loan may be impaired. Past due but not impaired loans are those that have suffered missed payments, but are not considered impaired because we expect to collect all amounts due under the contractual terms of the loans or the equivalent value from liquidation of collateral. We also assess claims from securities financing transactions for default and impairment using the same principles and processes we use for banking products.

We have established processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS requirements. Our credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. With the exception of a part of the mortgage portfolio and small unsecured retail account overdrafts, we assess each identified case individually. Our workout strategy and estimation of recoverable amounts are independently approved.

We also assess our portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment in order to consider if these portfolios contain impaired obligations where the individual impaired items cannot yet be identified. In our retail and corporate banking business in Switzerland, we typically review individual positions for impairment only after they have been in arrears for a certain time as described above. To cover the time lag between the occurrence of an impairment event and its identification, we establish collective loan loss allowances based on the expected loss for the portfolio over the average period between trigger events and the identification of individual impairment. Collective loan loss allowances of this kind are typically not required for our investment banking businesses because we continuously monitor individual counterparties and exposures to identify impairment events at an early stage.

None of the portfolios with collective loan loss allowances are included in the totals of impaired loans in the tables shown in the composition of credit risk for business divisions in the “Credit risk” section of this report.

    Additionally, for all of our portfolios we assess whether there have been any unforeseen developments which might result in impairments but that are not immediately observable. These events could be stress situations, such as a natural disaster or a country crisis, or they could result from structural changes in the legal or regulatory environment. To determine whether an event-driven collective impairment exists, we regularly use a set of global economic drivers to assess the most vulnerable countries and review the impact of any potential impairment event.

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

è Refer to “Note 26a Valuation principles” in the “Financial information” section of this report for more information on credit valuation adjustments

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

The table shows that our allowances and provisions for credit losses, excluding collective loan loss allowances of CHF 131 million, decreased 33% to CHF 804 million on 31 December 2011 from CHF 1,193 million (excluding collective loan loss allowances of CHF 47 million) at the end of 2010.

We consider a reclassified security an impaired loan if the carrying value at the balance sheet date is, on a cumulative basis, 5% or more below the carrying value at the reclassification date adjusted for redemptions.

Our gross impaired loan portfolio decreased to CHF 2,135 million of 31 December 2011 from CHF 4,172 million.

The ratio of the impaired loan portfolio to the total loan portfolio (both measured gross) reduced by half to 0.8% compared with 1.6% on 31 December 2010, mainly due to sales of impaired reclassified assets. For loans excluding securities the ratio was 0.6% compared with 0.9%.

    We reclassified loans and receivables with carrying amounts of CHF 186 million and CHF 242 million from impaired to performing during 2011 and 2010, respectively. The 2010 number has been corrected from CHF 39 million to CHF 242 million. These reclassifications occurred because the loans had either been renegotiated and the new terms and conditions met normal market criteria for the quality of the obligor and type of loan, or because the financial position of the obligor improved, enabling it to repay any past due amounts such that we deemed future principal and interest to be fully collectible in accordance with the original contractual terms.

Collateral held against our impaired loan portfolio mainly consisted of real estate and securities on 31 December 2011.

It is our policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded

Risk, treasury and capital management

Risk management and control

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
As of	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10

Group

Balances with central banks	38,565	24,459							0.0	0.0

Due from banks	23,235	17,158	20	21	17	24			0.1	0.1

Loans	267,429	263,964	2,135	4,172	694	1,039	893	2,286	0.8	1.6

of which: related to reclassified securities[4]	4,996	11,719	450	1,574	68	221	389	1,376	9.0	13.4

of which: related to similar acquired securities	6,524	9,673	95	351	15	52	81	313	1.5	3.6

of which: related to other loans	255,909	242,572	1,589	2,247	611	766	423	597	0.6	0.9

Guarantees	18,905	16,535	94	160	87	96	3	7	0.5	1.0

Loan commitments	58,192	56,851	70	142	6	34	1	5	0.1	0.2

Banking products	406,326	378,967	2,318	4,495	804	1,193	897	2,298	0.6	1.2

Investment Bank

Balances with central banks	31,743	13,732							0.0	0.0

Due from banks	16,592	12,007	11		5				0.1	0.0

Loans	29,005	39,392	1,114	2,838	157	348	642	1,926	3.8	7.2

of which: related to reclassified securities[4]	4,996	11,719	450	1,574	68	221	389	1,376	9.0	13.4

of which: related to similar acquired securities	6,524	9,673	95	351	15	52	81	313	1.5	3.6

of which: related to other loans	17,485	18,000	569	913	74	76	172	237	3.3	5.1

Guarantees	6,572	5,536	69	67	61	43			1.1	1.2

Loan commitments	49,161	48,509	67	95	1	26			0.1	0.2

Banking products	133,073	119,177	1,261	3,000	223	417	642	1,926	0.9	2.5

Wealth Management & Swiss Bank

Balances with central banks	3,370	10,727							0.0	0.0

Due from banks	4,395	2,678	9	21	12	24			0.2	0.8

Loans	210,375	201,942	1,020	1,333	537	689	251	360	0.5	0.7

Guarantees	11,797	10,505	25	93	26	49	3	7	0.2	0.9

Loan commitments	7,955	7,276	3	47	5	8	1	5	0.0	0.6

Banking products	237,893	233,128	1,057	1,494	581	770	255	372	0.4	0.6

Wealth Management

Balances with central banks	1,165	463							0.0	0.0

Due from banks	555	456							0.0	0.0

Loans	75,056	67,104	45	166	42	126	6	45	0.1	0.2

Guarantees	2,641	2,391							0.0	0.0

Loan commitments	1,220	983							0.0	0.0

Banking products	80,637	71,397	45	166	42	126	6	45	0.1	0.2

Retail & Corporate

Balances with central banks	2,205	10,265							0.0	0.0

Due from banks	3,840	2,222	9	21	12	24			0.2	0.9

Loans	135,320	134,838	975	1,167	495	563	246	315	0.7	0.9

Guarantees	9,156	8,114	25	93	26	49	3	7	0.3	1.1

Loan commitments	6,735	6,293	3	47	5	8	1	5	0.0	0.7

Banking products	157,256	161,732	1,012	1,328	539	644	250	327	0.6	0.8

1  Excludes allowances for securities borrowed.   2   Excludes reclassified securities that are not considered impaired.   3  Excludes CHF 131 million collective loan loss allowances (31 December 2010: CHF 47 million).   4  Refer to “Note 28b Reclassification of financial assets” in the “Financial information” section of this report.

126

Risk, treasury and capital management

Impaired assets by type of financial instrument
CHF million	Impaired exposure		Specific allowances, provisions and CVA adjustments		Estimated liquidation proceeds of collateral		Net impaired exposure
	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
Impaired loans (incl. due from banks)	2,155	4,193	(711)[1]	(1,064)[1]	(893)	(2,286)	551	844

Impaired guarantees and loan commitments	164	301	(93)	(130)	(4)	(12)	67	159

Defaulted derivatives contracts	2,143	1,915	(1,457)	(1,130)			686	785

Defaulted securities financing transactions	3	59	(3)	(46)		(13)

Total	4,465	6,468	(2,263)	(2,370)	(897)	(2,310)	1,304	1,788

[1] Excludes CHF 131 million collective loan loss allowances (31 December 2010: CHF 47 million).

in our balance sheet under Other assets at the end of 2011 and 2010 amounted to CHF 58 million and CHF 90 million, respectively.

We seek to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation.

The table “Impaired assets by type of financial instrument” includes impaired loans, impaired loan commitments, guarantees and defaulted derivative and securities financing transactions, which are subject to the same workout and recovery processes. Our impaired assets decreased by CHF 2.0 billion to CHF 4.5 billion on 31 December 2011, mainly due to sales of legacy loan positions.

After deducting allocated specific allowances, provisions and CVA of CHF 2.3 billion and the estimated liquidation proceeds of collateral of CHF 0.9 billion, net impaired assets amounted to CHF 1.3 billion as of 31 December 2011.

è Refer to “Note 9a Due from banks and loans” in the “Financial information” section of this report for more information

Past due but not impaired loans

The table below shows a breakdown of our total loan balances where payments have been missed but which we do not consider impaired because we expect to collect the full amounts due. The loan balances in the table relate entirely to our Wealth Management & Swiss Bank division, where delayed payments are routinely observed. We currently have no past due but not impaired loans in the Investment Bank.

The increase in our past due but not impaired loan exposures resulted primarily from a slight growth in the categories 1–60 days. Our past due but not impaired loans in the greater-than-90-day category related primarily to mortgage loans. However, our overall past due but not impaired levels on mortgage loans were not significant compared with the overall size of the mortgage portfolio.

Settlement risk

Settlement risk arises in transactions involving exchange of value where we must fulfill our obligation to deliver without first being

Past due but not impaired loans
CHF million	31.12.11	31.12.10
1–10 days	105	62

11–30 days	54	59

31–60 days	57	30

61–90 days	9	20

> 90 days	670	678

of which: mortgage loans	486	468

Total	895	849

Past due but not impaired mortgage loans
CHF million	31.12.11		31.12.10
	Total mortgage exposure	of which: past due > 90 days but not impaired	Total mortgage exposure	of which: past due > 90 days but not impaired
Total	135,237	486	133,343	468

127

Risk, treasury and capital management

Risk management and control

able to determine with certainty that we will receive the counter-value. We use multilateral and bilateral agreements with counterparties to reduce our actual settlement volumes.

Our most significant source of settlement risk is foreign exchange transactions. UBS is a member of Continuous Linked Settlement, a foreign exchange clearing house which allows transactions to be settled on a delivery-versus-payment basis, thereby significantly reducing foreign exchange-related settlement risk relative to the volume of business.

The mitigation of settlement risk through Continuous Linked Settlement membership and other means, such as payment netting, does not eliminate our credit risk in foreign exchange transactions resulting from changes in exchange rates prior to settlement. We measure and control such counterparty risk in forward foreign exchange transactions as part of our overall credit risk management of OTC derivatives.

Country risk

Country risk is the risk of loss arising from country-specific events. We have a well established country risk control framework to ensure that our exposure to certain countries is commensurate with the credit ratings we assign to them, and that it is not disproportionate to the respective country risk profile.

We assign ratings to all countries where we have exposure. Sovereign ratings express the probability of a country risk event that would lead to impairment of our claims. The default probabilities we use, and our mapping of external ratings of the major rating agencies, are based on our counterparty rating classes as described in the “Probability of default” section above. For all countries rated 3 and below, we set country risk ceilings approved either by the BoD or under delegated authority by the Group CEO or Group Chief Risk Officer. A country risk ceiling applies to all our exposures to counterparties or issuers of securities and financial investments in the respective country. We may limit the extension of credit, transactions in traded products or positions in securities based on a country ceiling, even if our exposure to a counterparty is otherwise acceptable.

Losses due to counterparty or issuer defaults resulting from multiple insolvencies (systemic risk) or general prevention or restriction of payments by authorities (transfer risk) are the most significant effects of a country crisis. For internal measurement and control of country risk, we also consider the financial impact of market disruptions arising prior to, during and following a country crisis. These may take the form of a severe deterioration in a country’s debt and equity markets and asset prices or a sharp depreciation of the currency. We use stress testing to assess the potential financial impact of a severe emerging markets crisis. This involves identifying countries that may potentially be subject to a crisis event, determining potential losses and making assumptions about recovery rates depending on the types of credit transactions involved and their economic importance to the affected countries.

Our exposures to market risks are subject to stress tests that cover major global scenarios whereby we apply market shock factors to equity indices, interest and currency rates in all relevant countries and consider the potential liquidity of the instruments.

In light of the ongoing European sovereign debt crisis, we increased the monitoring and focus on the quality of collateral we hold.

Country risk exposure

Product categories

The presentation of exposures follows our internal risk management view without recognizing any expected recovery values.

Banking products are loans (at amortized cost), unfunded loan commitments (notional basis) and financial guarantees (notional basis) and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value after taking into account valid master netting agreements.

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell. Trading inventory exposures represent the change in fair value, if the value of a security or, in the case of derivatives,

128

Risk, treasury and capital management

the underlying reference asset, fell instantaneously to zero. As we manage the trading inventory on a net basis, we also net the value of long positions against short positions with the same underlying issuer. This is a conservative approach as the reported sum of net long exposures per legal entity does not recognize the offsetting benefit of certain hedges and short positions across issuers. This is especially relevant when estimating the potential exposure to moves in general country credit spreads.

Country allocation methodology

The basis for the presentation of the country exposure from banking products or traded products exposures is the domicile allocation used in our internal risk view. In general, the country of domicile of the legal entity (parent or subsidiary) that is our contractual counterparty determines the country against which the exposure is shown. For example, a loan to a bank domiciled in country X would be shown against country X, while the exposure to a Y-domiciled subsidiary of that bank would be shown against country Y.

For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country. This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral. In such cases, we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

Special rules apply for banking products exposures (money market deposits, loans) to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the firm, and additionally in full against the country in which the branch is located.

For derivative exposures, we show the counterparty risk against the country of (risk) domicile of the counterparty within traded products. In addition, we reflect the benefits/liabilities arising from changes in fair value of the derivative due to changes in the value of the underlying reference asset within trading inventory, reflected against the (risk) domicile of the legal entity which issued the relevant reference asset. As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record: (i) the fair value of the CDS (20) against country X (within traded products) and (ii) the hedge benefit (notional minus fair value) of the CDS (100 – 20 = 80) against country Y (within trading inventory). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset.

Country risk in relation to securities held within trading inventory is allocated based on our internal risk domicile view. In general, the country of domicile of issuer determines the country against which the exposure is shown. For example, an equity issued by a company domiciled in country X would be shown against country X, independent of the exchange on which it is registered. In some cases where the economic substance of an issuer is primarily located in a different country, or in the case where we hold third-party guarantees, the same principles apply to trading inventory exposures as described above for banking products.

Risk mitigants

The risk-reducing effect of collateral, either in the form of cash or portfolios of diversified marketable securities is taken into account when determining the “Exposure before hedges” in the table “Exposure to selected European countries”.

Within banking products and traded products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

Exposures to selected European countries

The table “Exposures to selected European countries” includes all eurozone countries rated lower than AAA / Aaa by at least one of the major rating agencies. The overview provides an internal risk view of gross and net exposures split by sovereign, local government,

129

Risk, treasury and capital management

Risk management and control

bank, and other counterparties. The “sovereign” category includes agencies and central banks. Corporates, insurance companies and funds are included within the “other” category. The gross exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped into “other” and totaled CHF 185 million on 31 December 2011.

Exposure to emerging market countries

The table “Emerging markets net exposure by major geographical region and product type” shows the five largest emerging market country exposures in each major geographical area by product type on 31 December 2011 compared with 31 December 2010. Based on the main country rating categories, on 31 December 2011, 86% of our emerging market country exposures were rated investment grade compared with 87% on 31 December 2010.

Exposures to selected European countries

CHF million	Total			Banking products (loans, unfunded commitments, guarantees) Net of collateral				Traded products (counterparty risk from derivatives and securities financing) After master netting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.12.11		Net of hedges	[1]	Exposure before hedges	Net of hedges	[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	11,505	9,861		3,147	1,714		659	3,524	3,312	4,834

Sovereign, agencies and central banks	3,732	3,611		73	73			784	663	2,874

Local governments	78	78		59	59			1	1	18

Banks	1,499	1,499		627	627			730	730	143

Other	6,197	4,673		2,389	956			2,009	1,918	1,799

Italy	6,993	3,652		1,429	996		544	4,311	1,404	1,252

Sovereign, agencies and central banks	3,836	951		4	4			3,832	947	0

Local governments	129	113		0	0			89	74	40

Banks	1,474	1,467		589	589			156	149	729

Other	1,554	1,121		837	403			234	234	484

Spain	4,414	3,517		2,692	1,991		168	381	186	1,341

Sovereign, agencies and central banks	6	6		5	5			0	0	0

Local governments	19	19		0	0			18	18	0

Banks	2,084	2,084		1,825	1,825			77	77	182

Other	2,305	1,409		861	160			286	91	1,158

Austria	1,867	1,586		169	133		84	1,325	1,081	372

Sovereign, agencies and central banks	1,104	859		0	0			1,101	857	3

Local governments	15	15		0	0			15	15	0

Banks	553	553		59	59			178	178	315

Other	195	159		110	74			31	31	54

Ireland[2]	1,585	1,584		581	581		30	532	532	471

Sovereign, agencies and central banks	0	0		0	0			0	0	0

Local governments	0	0		0	0			0	0	0

Banks	541	541		429	429			38	38	74

Other	1,044	1,043		152	152			495	494	397

Belgium	876	841		312	312		35	528	493	36

Sovereign, agencies and central banks	443	409		0	0			443	409	0

Local governments	0	0		0	0			0	0	0

Banks	291	291		227	227			59	59	5

Other	141	141		85	85			25	25	31

Portugal	363	266		112	15		45	12	12	239

Sovereign, agencies and central banks	0	0		0	0			0	0	0

Local governments	1	1		0	0			0	0	1

Banks	29	29		11	11			4	4	13

Other	334	236		101	3			8	8	225

Greece	141	104		57	19		18	47	47	38

Sovereign, agencies and central banks	37	37		0	0			5	5	32

Local governments	0	0		0	0			0	0	0

Banks	34	34		19	19			16	16	0

Other	70	32		38	0			26	26	6

Other	185	185		92	92		9	45	45	49

1  Not deducted are total allowances and provisions of CHF 25 million (of which: Austria CHF 15 million and France CHF 8 million).  2  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

Risk, treasury and capital management

The overall credit and market risk exposure in the Middle East and North Africa remained modest. Of the CHF 2.5 billion shown for the Middle East and Africa in the table below, CHF 2 billion relate specifically to Middle Eastern and North African countries, which includes the larger positions in Saudi Arabia and the United Arab Emirates.

Debt investments

Debt investments classified according to IFRS as Financial investments available-for-sale are measured at fair value with changes in fair value recorded through equity, and can be broadly categorized as money market instruments and debt securities primarily held for statutory, regulatory or liquidity reasons. Debt investments available-for-sale may also include non-performing loans purchased in the secondary market by the Investment Bank.

Emerging markets net exposure 1 by internal UBS country rating category

CHF million	31.12.11	31.12.10
Investment grade	19,341	17,567

Sub-investment grade	3,053	2,521

Total	22,394	20,088

1  Net of credit hedges (for banking products and for traded products); net long per issuer (for trading inventory). Total allowances and provisions of CHF 61 million are not deducted (31 December 2010: CHF 40 million).

Emerging market exposures by major geographical region and product type

CHF million	Total		Banking products (loans, unfunded commitments, guarantees) Net of collateral		Traded products (counterparty risk from derivatives and securities financing) After master netting agreements and net of collateral		Trading inventory (securities and potential benefits /remaining exposure from derivatives)
	Net of hedges[1]		Net of hedges [1]		Net of hedges		Net long per issuer
As of	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
Emerging Europe	2,500	2,177	939	681	337	178	1,224	1,318

Russia	905	1,090	355	212	117	29	433	849

Turkey	843	249	310	158	45	42	488	49

Hungary	159	318	3	20	95	39	61	259

Ukraine	140	87	61	59	0	0	79	28

Poland	110	156	29	17	52	62	30	77

Other	343	277	182	215	28	6	133	56

Emerging Asia	13,671	11,937	5,240	4,905	2,390	2,443	6,041	4,589

Hong Kong	3,048	2,597	983	950	602	565	1,462	1,082

China	2,978	2,267	1,373	1,127	733	605	872	535

India	2,620	2,519	1,158	919	172	32	1,290	1,568

South Korea	2,037	1,495	513	592	432	588	1,091	315

Taiwan	1,459	1,433	458	451	310	343	692	639

Other	1,529	1,626	754	866	142	310	634	450

Emerging Americas	3,692	3,387	656	293	791	620	2,245	2,474
Brazil	1,538	1,699	168	119	527	471	842	1,109

Colombia	597	61	122	2	37	15	438	44

Mexico	487	951	125	59	134	95	228	797

Chile	258	155	154	42	75	38	29	75

Argentina	233	134	39	31	0	0	194	103

Other	580	387	48	40	18	1	514	346

Middle East and Africa	2,531	2,587	1,094	969	807	819	630	799
Saudi Arabia	649	606	170	110	438	488	41	8

South Africa	526	589	137	163	61	39	328	387

United Arab Emirates	451	608	214	223	142	130	95	255

Israel	149	214	85	125	10	40	55	49

Qatar	114	26	47	4	32	3	35	19

Other	642	544	441	344	124	119	77	81

Total	22,394	20,088	7,929	6,848	4,325	4,060	10,140	9,180

1  Not deducted are total allowances and provisions of CHF 61 million (31 December 2010: CHF 40 million).

Risk, treasury and capital management

Risk management and control

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

Composition of debt investments
Debt financial instruments classified as Financial investments available-for-sale decreased to CHF 52.5 billion on 31 December 2011 compared with CHF 73.9 billion on 31 December 2010. These instruments primarily comprised highly liquid short-term securities issued by governments and government-controlled institutions. The reduction is mainly due to the sale of our strategic investment portfolio.

è Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for more information

è Refer to the “Non-trading portfolios” section of this report for more information

è Refer to the “Treasury management” section of this report for more information

Risk, treasury and capital management

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

Trading portfolios

Most of our market risk arises from trading activities in the Investment Bank, including market-making, facilitating client business and associated position-taking in cash and derivative markets for equities, fixed income, interest rates, foreign exchange and commodities.

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

Non-trading portfolios

Market risk exposures, primarily general interest rate and foreign exchange risks, may arise from non-trading activities such as retail banking and lending in our wealth management businesses, our retail and corporate banking business in Switzerland, the Investment Bank’s lending businesses and our treasury activities, primarily from funding, balance sheet, liquidity and capital management needs. Equity and certain debt investments can also give rise to specific market risks.

Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity. Non-trading interest rate risk is either managed under market risk limits or subject to specific monitoring and is reported in firm-wide earnings-at-risk, capital-at-risk and combined stress testing metrics.
è Refer to the “Non-trading portfolios” and “Treasury management” sections of this report for more information

Market risk limits

We use a limit framework to control our market risks. We have two major portfolio measures of market risk: value-at-risk (VaR) and stress loss. Both are common to all our business divisions and subject to limits that are approved by the BoD.

In the Investment Bank, these portfolio measures are complemented by concentration and other supplementary limits on portfolios, asset classes and products, and also cover exposures to general market risk factors and single-name risk. Single-name risk (or issuer risk) is a measure of our exposure to the tradable instruments (debt, equity and derivatives) of a single issuer (or issuer group) were that issuer to be subject to a credit event, including default. Our concentration and other supplementary limits take a variety of forms, including values (market or notional) and risk sensitivities, which are measures of exposure to a given risk factor such as interest rates, credit spreads, equity indices, foreign exchange rates or volatilities. These limits take into account the extent of market liquidity and volatility, available operational capacity, valuation uncertainty, and, for our single-name exposures, the credit quality of issuers.

Our exposures from security underwriting commitments are subject to the same concentration measures and controls as secondary market positions. Underwriting commitments are approved under delegated risk management and risk control authorities. As such, certain larger or more complex transactions are required to be approved by our Commitment Committee, which includes representatives from both business and control functions.

Market risk limits are set for each of the business divisions and Corporate Center. The limit framework in the Investment Bank is more detailed than in the other business divisions, reflecting the nature and magnitude of the risks it takes.

Trading portfolios

For the purposes of our disclosure, VaR is used to quantify market risk exposures in our trading portfolios.

Value-at-risk definition and limitations
We use a single VaR model for both internal management purposes and for determining market risk regulatory capital requirements, although the confidence levels and time horizons differ.

133

Risk, treasury and capital management

Risk management and control

Our VaR model is approved by FINMA and ongoing significant revisions of our VaR methodology and model are also subject to regulatory approval.

The model uses historical data covering a five-year period and is calibrated to a 1-day 95% measure for our internal management purposes. However, in accordance with Basel 2.5 and FINMA requirements, we use a 1-day 99% VaR for backtesting and a 10-day 99% VaR for determining market risk regulatory capital. We calculate VaR on a daily basis on our end-of-day positions. Our VaR calculation is based on the application of historical changes in market risk factors directly to our current positions – a method known as historical simulation.

As part of a regular update of time series data used in VaR, an improved source of credit spread time series, based on a more comprehensive coverage population and more closely tracking external benchmark series, was introduced in the third quarter of 2011.

Actual realized losses may differ from those implied by our VaR. All VaR measures are subject to limitations and must be interpreted accordingly. The limitations of VaR include the following:
–	The use of a five-year window means that sudden increases in market volatility will not tend to increase VaR as quickly as the use of shorter historical observation periods, but the impact of the increase will impact our VaR for a longer period of time.
–	The VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.
–	The 1-day time horizon in the VaR measure, or 10-day in the case of regulatory VaR, may not fully capture the market risk of positions that cannot be closed out or hedged within the specified period.
–

In certain cases, VaR calculations approximate the impact of changes in risk factors on the values of positions and portfolios. This may happen because the number of risk factors included in the VaR model is necessarily limited; for example, yield curve risk factors do not exist for all future dates.

–

The effect of extreme market movements is subject to estimation errors which may result from non-linear risk sensitivities, as well as the potential for actual volatility and correlation levels to differ from assumptions implicit in the VaR calculations.

We continue to review the performance of our VaR implementation, including a review of risks not included in VaR. We will continue to enhance our VaR model in order to capture more accurately the relationships between the market risks associated with our risk positions, as well as the revenue impact of large market movements on particular trading positions.

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)
	For the year ended 31.12.11				For the year ended 31.12.10
CHF million, except where indicated	Min.	Max.	Average	31.12.11	Min.	Max.	Average	31.12.10
Business divisions

Investment Bank	30	219	75	34	42	78	56	68

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	1	2	1	3	2	1

Global Asset Management	0	0	0	0	0	0	0	0

Corporate Center	4	14	7	4	2	22	8	5

Diversification effect	[1]	[1]	(7)	(4)	[1]	[1]	(10)	(7)

Total management VaR, Group	31	222	76	36	42	76	57	68

Diversification effect (%)			(8)	(9)			(15)	(9)

Total management VaR, Group, excluding the effect of unauthorized trading incident	31	97	60	36

1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: value-at-risk (1-day, 95% confidence, 5 years of historical data)
	For the year ended 31.12.11				For the year ended 31.12.10
CHF million, except where indicated	Min.	Max.	Average	31.12.11	Min.	Max.	Average	31.12.10
Risk type

Equities	10	205	34	13	11	37	19	17

Interest rates	13	31	23	19	13	44	24	23

Credit spreads	26	83	54	26	42	70	55	59

Foreign exchange	3	17	8	4	2	15	7	6

Energy, metals and commodities	2	10	4	3	2	8	3	7

Diversification effect	[1]	[1]	(48)	(32)	[1]	[1]	(51)	(43)

Total management VaR, Investment Bank	30	219	75	34	42	78	56	68

Diversification effect (%)			(39)	(49)			(48)	(39)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk, treasury and capital management

Value-at-risk developments in 2011

The tables on the previous page show our management VaR for the Group and the Investment Bank. Positional risks relating to the unauthorized trading incident have been included within the summary figures shown and account for the sizable increase in the average and maximum. An additional total row is provided to show the equivalent summary statistics excluding the effects of the unauthorized trading incident.

The Group’s management VaR decreased to CHF 36 million on 31 December 2011 compared with CHF 68 million on 31 December 2010. This significant decrease was mainly due to concerted risk reduction across businesses in the second half of 2011, in line with our strategy of running a more focused, less complex and capital-intensive Investment Bank, but also reflected market conditions prevalent at the end of 2011. Average management VaR excluding the effects of the unauthorized trading incident in the third quarter of 2011 was CHF 60 million for 2011 compared with CHF 57 million in 2010. Credit spread risk continued to be one of the dominant components of our VaR. Interest rate risk has become an additional significant component of our VaR as a result of the reduced dominance of credit spread risk.

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

We experienced three backtesting exceptions in 2011 compared with one backtesting exception in 2010. All three exceptions occurred in the third quarter 2011 due to extreme market moves and the unauthorized trading incident.

The chart “Investment Bank: development of backtesting revenues against value-at-risk” shows the 12-month development of 1-day 99% VaR against backtesting revenues in the Investment Bank for the whole year of 2011. The histogram “Investment Bank: all revenue distribution” shows the Investment Bank’s full trading revenues distribution in 2011.

We investigate all backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution. In addition, we report all backtesting results to senior business management, the Group Chief Risk Officer and business division Chief Risk Officers.

Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

Risk, treasury and capital management

Risk management and control

Non-trading portfolios

For the purposes of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis. This includes an aggregate measure of our exposures to interest rate risk in the banking book and additional information for certain significant portfolios and positions that are not included in our management VaR or in our interest risk in the banking book table.

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

All interest rate risk is subject to independent risk control. When not included in our VaR measure, interest rate risk is subject to specific monitoring, which may include interest rate sensitivity analysis, earnings-at-risk, capital-at-risk and combined stress testing metrics. Interest rate risk sensitivity figures are provided for the impact of a 1-basis-point parallel increase and the +/–100-basis-points parallel moves in yield curves on present values of future cash flows, irrespective of accounting treatment.

Our largest banking book interest rate risk exposures arise primarily from activities such as retail banking and lending in our Wealth Management & Swiss Bank division, as well as our treasury activities, which are mainly hedged.

Interest rate risks arising in Wealth Management & Swiss Bank are transferred either by means of back-to-back transactions or, in the case of products with no contractual maturity date or direct market-linked rate, by “replicating” portfolios from the originating business into one of two centralized interest rate risk management units of Group Treasury or the Investment Bank’s fixed income, currencies and commodities (FICC) unit. These units manage these risks as part of their risk portfolios within their allocated market risk limits and controls, exploiting the netting potential across interest rate risks from different sources.

The Investment Bank’s portfolio of assets that were reclassified to Loans and receivables from Held-for-trading in the fourth quar-

ter of 2008 and the first quarter of 2009, and certain other debt securities held as Loans and receivables, also give rise to non-trading interest rate risk.
Interest rate risk within Wealth Management Americas arises from the business division’s investment portfolio in addition to its lending and deposit products offered to clients.

This interest rate risk is closely measured, monitored and managed within approved risk limits and controls, taking into account Wealth Management Americas balance sheet items that naturally offset risk.

The interest sensitivity of non-contractual maturity products is modeled using historical behavior patterns from a complete interest rate cycle.

Group Treasury manages two main types of interest rate risk positions. One type is the risk transferred from Wealth Management & Swiss Bank’s banking operations (mentioned above). The other type arises from investing or funding non-monetary corporate balance sheet items that have indefinite lives, such as equity and goodwill. For these items we have defined specific target durations based on which we fund and invest as applicable. These targets are defined by replication portfolios, which establish rolling benchmarks to execute against. The table below includes any residual risk in the Group Treasury books against these benchmarks. This activity and associated sensitivities of these replication portfolios are further discussed in the Group Treasury section.

In addition to its regular risk management activities, Group Treasury manages portfolios that aim to economically hedge negative effects on the firm’s net interest income stemming from the extraordinarily low yield environment. These activities included our strategic investment portfolio which we sold during the third quarter of 2011. The sale of this portfolio was the main driver behind the decrease in sensitivity compared with year end 2010.

è Refer to the “Interest rate and currency management” section of this report for more information

The table “Interest rate sensitivity – banking book” shows the impact on present value for an immediate +/–100-basis-points parallel move in yield curves. Due to the low level of interest rates the downward moves are capped to ensure that the resulting interest rates are not negative. This effect, combined with pre-payment risk on US mortgage products and impact of low interest rates on client deposit behavior, results in non-linear behavior of the exposure.

Impact of a 1-basis-point parallel increase in yield curves on present value of future cash flows[1]
CHF million	31.12.11	31.12.10

CHF	(0.7)	(0.7)

EUR	(1.6)	(2.1)

GBP	0.1	(2.9)

USD	(3.7)	(10.7)

Other	(0.1)	(0.3)

Total impact on interest rate-sensitive banking book positions	(6.0)	(16.6)

[1]  Does not include interest rate sensitivities for CVA on monoline credit protection, US and non-US RLN and our option to acquire equity of the SNB StabFund for which the interest rate sensitivities are separately disclosed. Also not included are the interest rate sensitivities of our inventory of student loan ARS, as from an economic perspective these exposures are not materially affected by parallel shifts in USD interest rates, holding other factors constant.

Risk, treasury and capital management

The impact of an adverse parallel shift in interest rates of 200 basis points on our banking book interest rate risk exposures is significantly below the threshold of 20% of eligible regulatory capital set by regulators.

Interest rate sensitivity of available-for-sale debt investments

Debt financial instruments classified as Financial investments available-for-sale amounted to CHF 52.5 billion on 31 December 2011 compared with CHF 73.9 billion on 31 December 2010. From an accounting perspective, the sensitivity of this position (excluding hedges) to a 1-basis-point parallel increase in the yields of the respective instruments is approximately negative CHF 6 million, which would be posted to other comprehensive income. The interest rate sensitivity of this position including the associated hedges is included within the table “Impact of a 1-basis-point parallel increase in yield curves on present value of future cash flows”, some elements of which are additionally disclosed in VaR.

è Refer to “Note 13 Financial investments available-for-sale” in the “Financial information” section of this report for more information
è Refer to “Debt investments” in the “Credit risk” section of this report for more information

Interest rate sensitivity of interest rate swaps designated in cash flow hedges

To the extent effective, interest rate swaps designated in cash flow hedges are accounted for at fair value through equity under IFRS. Amounts deferred in equity are released to the income statement on the occurrence of the underlying hedged interest cash flows. Interest rate swaps designated in cash flow hedges are denominated in US dollar, euro, British pound, Swiss franc and Canadian dollar. As of 31 December 2011, the fair value of interest rate swaps amounted to CHF 7.5 billion (positive replacement values) and CHF 3.6 billion (negative replacement values). The impact on other comprehensive income under IFRS of a 1-basis-point increase of underlying LIBOR curves would have decreased equity by approximately CHF 25 million. This estimate excludes economically offsetting positions and is included in the above table on interest rate sensitivities in the banking book, together with hedge and funding effects that are partially offsetting.

Non-trading portfolios – valuation and sensitivity information by instrument category

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from management VaR and the interest rate risk in the banking book as disclosed in the “Risk and treasury management” section of this report. Numbers are stated in US dollar, with the Swiss franc equivalent shown in brackets for comparative purposes.

Credit valuation adjustments on monoline credit protection

Included within our residual risk positions are negative basis trades, whereby we purchased credit default swap (CDS) protection from monolines against UBS-held underlyings, including residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and commercial mortgage-backed securities (CMBS) CDO, transactions with collateralized loan obligations, and asset-backed securities CDO. Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity, and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines, and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and collateralized loan obligations asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swaps spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 31 December 2011, such an increase would have resulted in an increase in the monoline CVA of approximately USD 39 million (CHF 37 million) compared with USD 45 million (CHF 42 million) on 31 December 2010. After taking into account the impact of the potential commutation transaction discussed in “Note 32 Events after the reporting period” in the “Financial information” section, this sensitivity reduces from USD 39 million (CHF 37 million) to USD 33 million (CHF 31 million), respectively.

Interest rate sensitivity – banking book[1]
CHF million	31.12.11
	–100 bps	+100 bps
CHF	17.5	(66.9)

EUR	169.6	(160.3)

GBP	(9.4)	13.2

USD	(105.5)	(364.9)

Other	(7.2)	(5.5)

Total impact on interest rate-sensitive banking book positions	65.0	(584.3)

1 Does not include interest rate sensitivities for CVA on monoline credit protection, US and non-US RLN and our option to acquire equity of the SNB StabFund for which the interest rate sensitivities are separately disclosed. Also not included are the interest rate sensitivities of our inventory of student loan ARS, as from an economic perspective these exposures are not materially affected by parallel shifts in USD interest rates, holding other factors constant.

Risk, treasury and capital management

Risk management and control

The sensitivity of the monoline CVA to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) was estimated to result in an increase of approximately USD 11 million (CHF 10 million) in the CVA, compared with USD 9 million (CHF 8 million) on 31 December 2010. After taking into account the impact of the potential commutation transaction discussed in “Note 32 Events after the reporting period” in the “Financial information” section, this sensitivity reduces from USD 11 million (CHF 10 million) to USD 3 million (CHF 3 million), respectively. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD asset-backed securities. These are primarily CMBS and subprime RMBS and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked to market, the credit protection embedded in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

    On 31 December 2011, the fair value of the US RLN credit protection was approximately USD 319 million (CHF 299 million) compared with USD 629 million (CHF 588 million) on 31 December 2010. The reduction in protection value was due to the reduction of notional of the notes primarily due to writedowns of the reference assets across the RLN deals. This fair value included fair value adjustments which were calculated by applying the shocks described above of approximately USD 22 million (CHF 21 million). This compared with USD 31 million (CHF 29 million) on 31 December 2010. The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes

The same valuation model and approach to the calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

On 31 December 2011, the fair value of the non-US RLN credit protection was approximately USD 468 million (CHF 439 million) compared with USD 660 million (CHF 616 million) on 31 December 2010. This fair value included fair value adjustments which were calculated by applying the shocks described above of approximately USD 46 million (CHF 43 million) compared with USD 72 million (CHF 67 million) on 31 December 2010. This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 31 December 2011, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,736 million (CHF 1,629 million) compared with USD 1,906 million (CHF 1,781 million) on 31 December 2010. The decline in the value of the option reflected lower forecast cash flows and increased risk premia for the fund’s assets.

The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above the one-month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 31 December 2011, this adjustment was USD 131 million (CHF 123 million) compared with USD 250 million (CHF 234 million) on 31 December 2010. The decline in the reserve amount reflects greater convergence of valuations across the scenarios, consistent with lesser dependence of the valuation on projections of future cash flows

On 31 December 2011, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 139 million (CHF 130 million) compared with USD 167 million (CHF 156 million) on 31 December 2010; and a 100-basis-point decrease would have increased the option value by approximately USD 155 million (CHF 145 million) compared with USD 188 million (CHF 176 million).

Market risk – stress loss

To complement VaR and other measures of market risk, we run macro stress scenarios, combining various market moves to reflect the most common types of potential stress events, as well as more targeted stress tests for our concentrated exposures and vulnerable portfolios. Targeted stress tests are typically applied to specific asset classes or to specific markets and products. We continued to enhance our market risk stress framework in 2011, in order to increase the scope and detail of the analysis. Our scenarios capture the liquidity characteristics of different markets, asset classes and positions.

Our market risk stress testing framework is designed to provide a control framework that is forward-looking and responsive to

Risk, treasury and capital management

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

We make investments for a variety of purposes, including revenue generation or as part of strategic initiatives. Other investments, such as exchange and clearing house memberships, are held to support our business activities. We may also make investments in funds that we manage, in order to fund or “seed” them at inception, or to demonstrate that our interests concur with those of investors. We also buy, and are sometimes required by agreement to buy, securities and units from funds that we have sold to clients. These may include purchases of illiquid assets such as interests in hedge funds.

We may make direct investments in a variety of entities or buy equity holdings in both listed and unlisted companies, if such investments are illiquid. The fair value of equity investments tends to be dominated by factors specific to the individual stocks, and our equity investments are generally intended to be held for the medium or long term and may be subject to lockup agreements. For these reasons, we generally do not control these exposures using the market risk measures applied to trading activities. Such equity investments are, however, subject to a different range of controls, including pre-approval of new investments by business management and Risk Control and regular monitoring and reporting. They are also included in our firm-wide earnings-at-risk, capital-at-risk and combined stress testing metrics.

Investments made as part of an ongoing business are also subject to our standard controls, including portfolio and concentration limits. Seed money and co-investments in UBS-managed funds made by Global Asset Management are, for example, subject to a portfolio limit. All investments must be approved by delegated authorities and are monitored and reported to senior management.

Composition of equity investments

On 31 December 2011, we held equity investments totaling CHF 2.2 billion, of which CHF 0.7 billion were classified as Financial investments available-for-sale, CHF 0.7 billion as Financial assets designated at fair value and CHF 0.8 billion as Investments in associates.

This compares with 31 December 2010, when we held equity investments totaling CHF 2.6 billion, of which CHF 0.9 billion classified as financial investments available-for-sale, CHF 0.9 billion as financial assets designated at fair value and CHF 0.8 billion as investments in associates.

The vast majority of the CHF 0.7 billion of Financial assets designated at fair value represented the assets of trust entities associated with employee compensation schemes. They are broadly offset by liabilities to plan participants included in Other liabilities. The equivalent positions on 31 December 2010 amounted to CHF 0.9 billion.

è  Refer to “Note 12 Financial assets designated at fair value”, “Note 13 Financial investments available-for-sale” and “Note 14 Investments in associates” in the “Financial information” section of this report for more information

Risk, treasury and capital management

Risk management and control

Operational risk

Operational risk is the risk resulting from inadequate or failed internal processes, human error and systems failure, or from external causes (deliberate, accidental or natural). Such events may cause direct financial losses or manifest themselves indirectly as revenue forgone due to the suspension of business. They may also result in damage to our reputation and to our franchise, causing longer-term financial implications. Operational risk is an inevitable consequence of being in business, and managing it is a core element of our business activities.

It is not possible to eliminate every source of operational risk, but our aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return. We seek to develop a firm-wide risk-conscious culture where all employees identify, discuss, manage and remediate potential and actual operational risks.

Organizational structure and governance

The business division Chief Executive Officers and the Corporate Center function heads are ultimately accountable for the effectiveness of operational risk management and implementation of the required framework.

Management in all functions (business, logistics and control functions) is responsible for establishing an appropriate operational risk management environment, including the establishment and maintenance of robust internal controls and a strong risk culture. Controls must be regularly assessed, utilizing both positive and negative evidence to confirm design and operating effectiveness.

Operational risk control provides an independent and objective view on whether management is adequately managing material operational risk. It is governed by the Operational Risk Management Committee, which is chaired by the Global Head of Operational Risk Control, who reports to the Group Chief Risk Officer and is a member of the Risk Executive Committee. The Operational Risk Management Committee oversees operational risk forums and work streams, ensures oversight of the implementation of the operational risk framework, and provides an effective and independent assessment of the operational risk profile.

Operational risk framework

The operational risk framework describes general requirements for managing and controlling operational risk at UBS. This framework was significantly enhanced in 2011, and the implementation process remains ongoing. The major elements of the enhanced framework are described below and are built on four pillars:

1.	Identification of inherent risks through the operational risk taxonomy
2.	Assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	Assessment of residual risk through the operational risk assessment process
4.	Remediation to address identified deficiencies which are outside accepted levels of residual risk

The operational risk taxonomy defines the universe of inherent operational risks that arise as a consequence of our business activities. It provides a clear and logical classification of operational risk and facilitates a common understanding of operational risk across all business divisions. The framework requires that for each element of the operational risk taxonomy, core controls are defined which are linked to key procedural controls within the organization. The completeness of core controls can be tested using scenarios through which the inherent risk, including stress and tail risk, may materialize.

Core controls are the critical controls that, if designed and operating effectively, will materially ensure that our operational risk profile stays within acceptable boundaries. Functions are required to identify key procedural controls relevant to their activities that support the core controls. These key procedural controls are a main aspect of the functional control environment enabling functions to control their assigned roles and responsibilities. Full implementation and integration of scenarios, core and key procedural controls will lead to a complete hierarchy of control from firm-wide inherent risk (operational risk taxonomy) to functionally operated procedural controls. The unauthorized trading incident announced in September 2011 has given added impetus to the implementation of the revised operational risk framework, specifically the need to finalize the work on definition of core controls, linkage to key procedural controls and implementation of quarterly positive evidence based assessment of control operation.

Significant control deficiencies surfaced during the assessment of the design and operational effectiveness of key procedural controls (ICAP) must be reported in the operational risk inventory and remediation instigated. The aggregated impact of the control deficiencies and the adequacy of remediation efforts are assessed by operational risk control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented with expert opinion, provides a transparent assessment of the current operational risk exposure or residual operational risk. We are currently working to determine the acceptable levels of residual operational risk for each operational risk taxonomy category. The resulting operational risk appetite can be expressed through the establishment of quantitative constraints such as operating limits or qualitative statements in

Risk, treasury and capital management

the form of policies. Where the residual operational risk exceeds our operational risk appetite, management must adapt its business activities or adjust the internal control environment accordingly.

The operational risk assessment process also holds management accountable for timely, sufficient and, above all, sustainable remediation. To assess the overall operational risk management performance across UBS and provide effective management incentives, quarterly operational risk performance metrics are produced, which focus on unidentified control deficiencies and insufficient remediation performance.

The assessment processes described above culminate in regular and substantial reporting to various stakeholders and governance bodies of operational risk exposure against the appetite for each operational risk taxonomy category. Financial and non-financial events considered to be the crystallization of existing operational risk are also considered for risk assessment and reporting purposes. Our Group Executive Board and Board of Directors Risk and Audit Committees reporting was extended in 2011 to include reporting of operational risk performance metrics and Group Significant Operational Risk Issues. These are issues which have the largest risk impact on UBS or a high degree of regulatory focus and therefore require prioritization and sponsorship at the top hierarchical level.

Operational risk quantification

The enhanced operational risk framework is aligned to an efficient capital calculation which represents a major step forward in our approach to quantifying operational risk and setting effective management incentives. The processes detailed above are integral to the quantification of operational risk and integration of the operational risk framework and the capital calculation.

We measure operational risk exposure and calculate operational risk regulatory capital by utilizing the advanced measurement approach (AMA) in accordance with FINMA requirements. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Following the unauthorized trading incident an ad-hoc review of the relevant AMA category was completed and this led to an increase of operational risk RWA of CHF 9.5 billion, which was implemented in the fourth quarter of 2011.

Advanced measurement approach model

The AMA model has two main components. The historical component is a retrospective view based on our history of operational risk losses since January 2002, excluding extreme internal losses, which are assigned to the scenario component to avoid duplication. The key assumption within this component is that past events form a reasonable proxy for future events. A distribution of aggregated losses over one year is derived by modelling severities and frequencies separately and combining them. Therefore, it is referred to as a loss distribution approach. It is used to project future total losses based on historical experience and determine the expected loss portion of our capital requirement.

The scenario component is a forward-looking view of potential operational losses that may occur based on the operational risk issues facing the bank. The intent is to reach a reasonable estimate of unexpected or tail loss exposure (corresponding to a low frequency/high severity event). We use 20 AMA categories, and for each of these categories three frequency/severity pairs are defined, representing the base, stress and worst cases. Calibration is based on internal extreme losses, loss data from 99 peer banks, business environment and internal control factors, as well as extensive annual verification by internal subject matter experts based on their view of our particular exposure to risk taxonomies.

Our AMA model adds the sampled losses from the historical and scenario component to derive the regulatory capital figure which equals the 99.9% quantile of the overall loss distribution. Currently, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

In the course of 2010 and 2011, the AMA model was further enhanced by improving data quality, removing the remaining duplication between components, reviewing data-dependencies and by improving/widening the use of subject matter experts for taxonomy assessments.

è	Refer to the “Capital management” section of this report for more information on the development of risk-weighted assets for operational risk
è	Refer to the “Certain items affecting our results in 2011” sidebar in the “UBS results” section of this report for more information on the unauthorized trading incident

Risk, treasury and capital management

Treasury management

Treasury management

Group Treasury oversees the balance sheet and the usage of our critical financial resources including capital, liquidity and funding. Treasury manages key portions of these resources, including interest rate and currency risks arising from balance sheet and capital management activities.

Liquidity management

In 2011, we continued to maintain a sound liquidity position and a diversified portfolio of funding sources, despite the significant market volatility caused by uncertainties regarding the global macroeconomic environment, including European fiscal and sovereign debt concerns and the potential impact of financial regulatory reforms. We manage our liquidity position to provide adequate time and financial flexibility to respond to a UBS-specific liquidity crisis in a generally stressed market environment. On 31 December 2011, our provisional net stable funding ratio and liquidity coverage ratio remained generally in line with the minimum Basel III requirements.

Funding management

Our funding activities are planned after analyzing the overall liquidity and funding profile of our balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through prolonged periods of difficult operating conditions.

Our liability portfolio is broadly diversified by market, product and currency, contributing to our funding stability and financial flexibility.

During 2011, we raised CHF 5.8 billion equivalent of public benchmark bonds with an average maturity of 3.5 years, whilst a similar amount of public bonds matured during 2011. We continued to raise medium- and long-term funds through medium-term notes and private placements throughout the year, and recorded CHF 23 billion net cash inflows into our wealth management and retail deposits.

Interest rate and currency management

Group Treasury is responsible for the interest rate risk management of Wealth Management & Swiss Bank transactions executed in the majority of its locations. The consolidation of these flows allows for the optimization of risk management and netting potential arising from different sources of interest rate risk. In response to prolonged low yields, Group Treasury continued to manage measures to improve Wealth Management & Swiss Bank’s margin income through income-generating fixed receiver swap portfolios. Additionally, Group Treasury continued to earn interest income on equity through its portfolio of interest rate products and managed the currency effects on equity and key capital ratios. Profits and losses in foreign currencies were hedged to protect shareholder value.

Capital management

On 31 December 2011, our Basel II tier 1 capital ratio stood at 19.7%, compared with 17.8% on 31 December 2010. As a result of changing the relevant capital framework to the enhanced Basel II market risk framework (commonly known as Basel 2.5), our tier 1 ratio on this basis on 31 December 2011 was 15.9%. This was the result of Basel 2.5 risk-weighted assets being significantly higher than under Basel II and due to higher tier 1 deductions. We continued to manage our capital structure toward our target total capital ratio of 19% under Basel III consisting of 13% tier 1 common equity capital and up to 6% loss-absorbing capital.

Risk, treasury and capital management

Equity attribution

We use an equity attribution framework to evaluate the performance of our businesses and to guide our businesses in the allocation of resources to the current and prospective opportunities that are expected to provide the best risk-adjusted profitability. In 2011, the amount of average equity attributed to the business divisions and the Corporate Center increased by CHF 7 billion. This rise was mainly due to the increases in risk-weighted assets related to the implementation of the Basel 2.5 framework, which was included on a forward-looking basis to prepare the businesses for future capital market standards.

Shares

As of 31 December 2011, we had a total of 3,832,121,899 shares issued. In 2011, the issued shares were increased by a total of 1,281,386 shares due to exercises of employee options. We intend to propose a dividend for the financial year 2011 of CHF 0.10 per share.

Financial resource governance

The Group Asset and Liability Management Committee (Group ALCO) ensures that our assets and liabilities are used in line with our overall Group strategy as defined by the Board of Directors (BoD) and the Group Executive Board (GEB), as well as our regulatory commitments, and the interests of shareholders and other stakeholders. The Group ALCO manages the business divisions’ balance sheet targets, which are set by the BoD. It also manages our capital, liquidity and funding, taking into account the business divisions’ actual performance, strategic direction and overall prevailing and prospective risk profile as well as market conditions.

Group Treasury provides the Group ALCO with monthly reporting on our financial resources (e.g. balance sheet, capital, liquidity and funding) needed to monitor our asset and liability management policies and processes, and to ensure they are effective under prevailing and prospective conditions.

Risk, treasury and capital management

Treasury management

Liquidity and funding management

We define liquidity risk as the risk of being unable to generate sufficient funds from assets to meet payment obligations when they fall due. Funding risk is the risk of being unable to borrow funds in the market on an ongoing basis at an acceptable price to fund actual or proposed commitments, thereby supporting our current business and strategic direction.

Liquidity and funding are critical for a financial institution. They must be managed continuously to ensure they can be adjusted to sudden changes in market conditions or the operating environment, whether widespread or relatively small. An institution that is unable to meet its liabilities when they fall due may fail without becoming insolvent, because it is unable to borrow sufficient funds on an unsecured basis, has insufficient high-quality assets to borrow against or has insufficient liquid assets it can sell to raise the cash it needs immediately.

è Refer to “Current market climate and industry drivers” in the “Operating environment and strategy” section for more information

Liquidity and funding management

Our liquidity and funding strategy is proposed by Group Treasury, approved by Group ALCO and overseen by the BoD Risk Committee. Liquidity and funding limits are set at Group and business division levels, and are reviewed and approved at least once a year by the BoD, the Group ALCO, the Group Chief Financial Officer (Group CFO) and the Group Treasurer. Group Treasury monitors and oversees the implementation and execution of our liquidity and funding strategy, and ensures adherence to our liquidity and funding policies including limits, and reports the bank’s overall liquidity and funding position at least monthly to the Group ALCO and the BoD Risk Committee.

We aim to maintain a sound liquidity position to meet all our liabilities when due, whether under normal or stressed conditions, without incurring unacceptable losses or risking sustained damage to our various businesses. We employ an integrated liquidity and funding framework to govern the liquidity management of all our branches and subsidiaries.

We perform stress analysis to determine the asset/liability structure that allows us to maintain an appropriately balanced liquidity and funding position under various scenarios. Furthermore, we manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of temporal market conditions.

    We monitor both the contractual and behavioral maturity profile of the balance sheet (as described under “Liquidity modeling”). In the behavioral maturity profile, we model the liquidity exposures of the firm under a variety of potential scenarios that encompass normal and stressed market conditions.

Our major sources of liquidity are channeled through entities that are fully consolidated. We consider the possible impact on our access to markets from stress events affecting some or all parts of our business. The results of this analysis are factored into our overall contingency plans for a liquidity crisis, which are then incorporated into our wider crisis management process.

We continuously refine the assumptions used in our crisis scenario and maintain a robust, actionable and tested contingency plan. A key component of this framework is an assessment and regular testing of all material, known and expected cash flows as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

Liquidity management

We manage our liquidity position to provide adequate time and financial flexibility to respond to a UBS-specific liquidity crisis in a generally stressed market environment. Complementing this, our funding risk management aims for the optimal liability structure to finance our businesses reliably and cost-efficiently.

Our business activities generate asset and liability portfolios that are highly diversified with respect to market, product, tenor and currency. This reduces our exposure to individual funding sources and provides a broad range of investment opportunities, reducing liquidity risk.

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. The liquidity and funding process is undertaken jointly by Group Treasury and the treasury trading and the short term interest rate units in the Investment Bank’s fixed income, currencies and commodities (FICC) business. Group Treasury establishes a control framework, while the Investment Bank manages operational cash and collateral within the established limits.

This permits close control of both our cash position and our stock of high-quality liquid securities. Our treasury processes also ensure that the firm’s general access to wholesale cash markets is concentrated in the Investment Bank’s FICC unit. Funds raised externally are largely channeled into FICC, including the proceeds of debt securities issued by UBS, an activity for which Group Treasury is responsible. FICC in turn meets the Investment Bank’s internal demands for funding by channeling funds from units generating surplus cash to those in need of financing.

Liquidity modeling
For the purpose of monitoring our liquidity situation, we employ the following main measures:
–

An operational cash ladder which is used to monitor our funding requirements on a daily basis within limits set by Group ALCO, the Group CFO and the Group Treasurer. This cumulative cash ladder shows the projected daily funding position –

Risk, treasury and capital management

the net cumulative funding requirement for a specific day – from the current day to three months forward.
–

A stressed version of the operational cash ladder which uses behavioral assumptions that model a severe liquidity crisis scenario in a generally stressed market environment. This stress scenario is run daily and used to project potential outflows over a one-month time horizon.

–

A maturity gap analysis which is comprised of a contractual maturity gap analysis of our assets and liabilities over a one-year time horizon, and a behavioral maturity gap analysis under an assumed UBS-specific liquidity crisis in combination with a generally stressed market environment over a one-year time horizon.

–

A cash capital model which measures the amount of long-term funding- or stable customer deposits, long term debt (over one year) and equity- available to fund illiquid assets. Cash capital consumption reflects the illiquid portion of the assets which could not be transformed into cash by secured funding. For a given asset, the illiquid portion is the difference (the haircut) between the carrying value of an asset on the balance sheet and its effective cash value when used as collateral in a secured funding transaction. Our cash capital supply consists of long-term sources of funds: unsecured funding with remaining time to maturity of at least one year; shareholders’ equity; and core deposits – the portion of our customer deposits that are deemed to have a behavioral maturity of at least one year.

A breakdown of the contractual maturities of our assets and liabilities serves as the starting point for stress testing analyses. This contractual view is adjusted to include behavioral components as well as a more detailed breakdown of asset and liability types.

The liquidity crisis scenario combines a UBS-specific crisis with market disruption and focuses on a time horizon of up to one year. This scenario assumes large drawdowns on otherwise stable client deposits mainly due on demand; inability to renew or replace maturing unsecured wholesale funding; unusually large drawdowns on loan commitments; reduced capacity to generate liquidity from trading assets; liquidity outflows corresponding to a three-notch downgrade triggering contractual obligations to unwind derivative positions or to deliver additional collateral; and additional collateral needs due to adverse movements in the market values of derivatives. All these models and their assumptions are reviewed regularly to incorporate the latest business and market developments.

Contingency planning

Liquidity crisis scenario analysis and contingency planning support the liquidity management process, which ensures that immediate corrective measures to absorb potential sudden liquidity shortfalls can be put into effect. Since a liquidity crisis could have a myriad of causes, we focus on a scenario that encompasses potential stress effects across all markets, currencies and products. The liquidity status indicators combine internal metrics from the liquidity stress models with market data to provide a dashboard of early warning indicators reflecting the current liquidity situation. The liquidity status indicators are used both on a Group level to assess the overall global as well as regional situation.

Our Group contingency funding plan is an integral part of our global crisis management concept, which covers various types of crisis events. The contingency funding plan contains an assessment of the contingent funding sources in a stressed environment, liquidity status indicators and metrics and contingency procedures. Should a crisis require contingency funding measures to be invoked, Group Treasury is responsible for coordinating liquidity generation with representatives of the relevant business areas.

Our contingent funding sources include: a large multi-currency portfolio of high-quality, short-term unencumbered assets; available and unutilized liquidity facilities at several major central banks; and contingent reductions of liquid trading portfolio assets.

Liquidity limits and controls

Liquidity and funding limits and targets are set by the BoD, the Group ALCO, the Group CFO, the Group Treasurer and the business divisions, taking into consideration current and projected business strategy and risk tolerance. The principles underlying our limit and target framework aim to maximize and sustain the value of our business franchise and maintain an appropriate balance in the asset/liability structure. Structural limits and targets focus on the structure and composition of the balance sheet, while supplementary limits and targets are designed to drive the utilization, diversification and allocation of funding resources. Together the limits and targets focus on liquidity and funding risk for periods out to one year, including stress testing. Group Treasury is responsible for the oversight of the liquidity and funding limits and targets. Performance is monitored against limits and targets and regularly communicated to senior management. These limits and targets are, at least annually, reviewed and reconfirmed by the respective authorities.

To complement and support the limit framework, Group Treasury and members of our regional and divisional treasuries monitor the markets in which we operate for potential threats.

Funds transfer pricing

Funding costs and benefits are allocated to our business divisions according to our liquidity and funding risk management framework. Our internal funds transfer pricing system is designed to provide the proper liability structure to support the assets and planned activities of each business division while minimizing cross-divisional subsidies. The funds transfer pricing mechanism aims to allocate funding and liquidity costs to the activities generating the liquidity and funding risks and deals with the movement of funds from those businesses in surplus to those that have a shortfall. Funding is internally transferred or allocated among businesses at rates and tenors that reflect each business’ asset composition, liquidity and reliable external funding. We continue to review and improve our internal funds transfer pricing system.

Risk, treasury and capital management

Treasury management

Liquidity Regulation

In December 2010, the Basel Committee on Banking Supervision published the “International framework for liquidity risk measurement, standards and monitoring” (Basel III Liquidity). The framework comprises two liquidity ratios: the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). Both ratios are subject to an observation period that began in 2011. Both LCR and NSFR will become established standards by 2015 and 2018, respectively. During the observation period, both standards are under review by the Basel Committee on Banking Supervision.

The Swiss liquidity regime that was introduced in 2010 by the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank (SNB) for large banks is generally aligned with international proposals for liquidity regulations. The core element of the liquidity regime is a severe stress scenario that combines a general financial market crisis with creditors’ loss of trust in the bank. The new liquidity regulations require that banks hold high quality liquid assets sufficient to offset any projected outflows under the stress scenario for a period of 30 days.

In 2011, FINMA issued a circular outlining the implementation plan of the new international liquidity standards. In 2012, a national working group will consult and propose new draft legislation, which is expected to become law by 2013. FINMA will introduce test reporting in 2012 for certain institutions, which will become a general reporting requirement for all banks and brokers in 2013. The results of the test reporting will be used to specify the detailed minimum requirements in 2013. The actual requirements are expected to be effective in 2015 (LCR) and 2018 (NSFR), the same as the international timeline.

Our provisional NSFR and LCR ratios at year-end 2011 remained generally in line with the minimum Basel III requirements. Currently,

banks employ a wide range of interpretations to calculate the LCR and the NSFR, given that the precise definition of these ratios is still to be finalized. We believe we have adopted a generally conservative approach in estimating these ratios.

è Refer to the “Regulatory developments” section of this report for more information

Funding management

Our funding activities are planned by analyzing the overall liquidity and funding profile of our balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through periods of difficult market conditions.

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses represent a significant, cost-efficient and reliable source of funding. In addition, we have numerous short-, medium- and long-term funding programs that issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt securities. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfand-briefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest quality assets. Collectively, these broad product offerings, and the global scope of our business activities, contribute to our funding stability and financial flexibility.

Group Treasury regularly monitors our funding status including concentration risks to ensure we maintain a well-balanced and diversified liability structure and reports its findings on a monthly basis to the Group ALCO.

Risk, treasury and capital management

Funding position and diversification

As stated, both of our wealth management business divisions represent valuable and cost-efficient sources of funding. At year-end 2011, these businesses contributed CHF 327 billion, or 95%, of the CHF 342 billion total customer deposits shown in the “UBS asset funding” graph. Compared with the CHF 267 billion of net loans as of 31 December 2011, customer deposits provided 128% coverage compared with 126% on 31 December 2010.

In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received), at year-end 2011, we borrowed less cash on a collateralized basis than we lent out, leading to a surplus of net securities sourced – shown as the CHF 162 billion collateral surplus in the “UBS asset funding” graph.

The overall composition of our funding sources at the end of 2011 is shown in the “UBS: funding by product and currency” table and the pie-charts illustrate the funding sources by currency. These funding sources amounted to CHF 817 billion on the balance sheet, up from CHF 782 billion the year before, and comprise repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt including financial liabilities at fair value, cash collateral payables on derivative instruments and prime brokerage payables. Despite the increase in customer deposits, the relative funding composition shifted from unsecured funding to secured funding during the year, as the percentage funding contribution of repurchase agreements and securities lending increased from 10.4% to 13.5% (as shown in the “UBS: funding by product and currency” table). The increase in secured funding mainly related to higher business activities in our Investment Bank. Our overall customer deposits, which

1  Stated as a percent of the total funding sources of CHF 817 billion as of 31 December 2011, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables. 2 Consists of cash collateral payables on derivative instruments and prime brokerage payables.

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
Securities lending	1.0	0.9	0.0	0.0	0.2	0.2	0.6	0.6	0.2	0.1
Repurchase agreements	12.5	9.6	0.0	1.0	1.7	1.4	10.0	6.4	0.9	0.8
Interbank	3.7	5.3	0.7	1.1	0.5	0.6	0.9	1.3	1.7	2.3
Money market paper	8.7	7.2	0.2	0.2	1.4	0.7	6.0	5.7	1.0	0.6
Retail savings / deposits	14.0	13.4	9.7	9.3	0.7	0.8	3.5	3.3	0.0	0.0
Demand deposits	16.7	15.6	6.2	5.9	2.9	3.1	5.0	4.5	2.6	2.1
Fiduciary	3.5	3.9	0.1	0.2	1.0	1.1	1.9	2.1	0.5	0.6
Time deposits	7.8	9.6	0.3	0.5	1.4	1.2	3.5	5.3	2.7	2.6
Long-term debt	19.4	22.4	2.4	3.2	7.1	8.0	7.1	8.0	2.7	3.2
Cash collateral payables on derivative instruments	8.2	7.5	0.3	0.2	3.7	3.2	3.4	3.2	0.9	0.9
Prime brokerage payables	4.5	4.7	0.1	0.1	0.5	0.5	3.0	3.4	0.9	0.7
Total	100.0	100.0	20.1	21.5	21.1	20.7	44.8	43.9	14.0	13.9

1  Stated as a percent of the total funding sources of CHF 817 billion as of 31 December 2011, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

Risk, treasury and capital management

Treasury management

include time, retail savings, demand and fiduciary deposits, increased by CHF 10 billion to CHF 342 billion, while remaining stable at 42% of our funding sources. Cash deposits in Wealth Management & Swiss Bank rose by CHF 20 billion to CHF 288 billion, while Wealth Management Americas deposits were up CHF 3 billion to CHF 39 billion, partially offset by lower wholesale client deposits in the Investment Bank (CHF 11 billion). Wealth management and retail client deposits represented approximately 95% of our total customer deposits, up from 92% at 31 December 2010.

Our outstanding long-term debt, including financial liabilities at fair value, decreased by CHF 17 billion during the year to CHF 158 billion, mainly due to the lower valuation of equity-linked notes issued, and to a lesser extent, matured credit-linked notes issued as well as a decline in long-term debt issued. This resulted in long-term debt decreasing from 22.4% to 19.4% in relation to our funding sources. During 2011, we raised CHF 5.8 billion equivalent of public benchmark bonds with an average maturity of 3.5 years, including CHF 2.6 billion equivalent of covered bond issuance. The amount of public bond issuance roughly offset the CHF 6.0 billion equivalent of public benchmark bonds that matured or were redeemed during 2011, CHF 4.1 billion of which was from public unsecured bonds and CHF 1.9 billion from subordinated/hybrid tier 1 debt. Additionally, we continued to raise medium- and long-term funds through medium-term notes and private placements throughout the year. In January 2012, we successfully issued covered bonds (EUR 1.5 billion 2.25% 5-year and USD 1.5 billion 1.875% 3-year) as well as EUR 1.5 billion 3.125% 4-year senior unsecured public bonds.

Our Investment Bank reduced short-term interbank borrowing year-over-year by CHF 8 billion, which was more than compensated by a CHF 13 billion increase in money market paper issued. Cash collateral payables on derivative instruments and prime brokerage payables remained relatively stable with a one percentage point increase to 13% of our funding sources.

Maturity breakdown of long-term straight debt portfolio

The “Long-term straight debt – contractual maturities” graph shows a contractual maturity breakdown of our long-term straight debt portfolio, and therefore excludes all structured debt, which is predominantly booked as financial liabilities designated at fair value. The long-term straight debt portfolio amounted to CHF 67.3 billion on 31 December 2011. It is composed of CHF 60.3 billion of senior debt including both publicly and privately placed notes and bonds as well as Swiss cash bonds, and CHF 7.0 billion of subordinated debt. Of the positions shown in the graph, CHF 9.8 billion, or 15%, will mature within one year. There are no subordinated debt positions with an early-call date during 2012.

The long-term straight debt forms part of the CHF 141 billion shown on the Debt issued line on the balance sheet.

è	Refer to “Note 19 Financial liabilities designated at fair value and debt issued” in the “Financial information” section of this report for more information

Maturity analysis of financial liabilities

Contractual maturity information about our assets and liabilities serves as a starting point for the stress testing analyses described earlier. Our liquidity risk management framework includes a behavioral stress analysis, which involves a more detailed assessment of asset and liability cash flows as well as outflows from off-balance sheet exposures.

The contractual maturities of our non-derivative and non-trading financial liabilities as of 31 December 2011 presented in the table below are based on the earliest date on which we could be required to pay. The total amounts that contractually mature in each time-band are also shown for 31 December 2010. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column “On demand” as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Credit ratings

Credit ratings can affect the cost and availability of funding, especially funding from wholesale unsecured sources. Our credit ratings can also influence the performance of some of our businesses and levels of client and counterparty confidence. Rating agencies take into account a range of factors when assessing creditworthiness and setting credit ratings. These include the stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality and corporate governance. Credit ratings reflect the opinions of the rating agencies and can therefore change at any time.

Following the announcement of the unauthorized trading incident on 15 September 2011, Standard & Poor’s and Moody’s placed our long-term ratings on negative watch and under review for possible downgrade, respectively. On 13 October 2011, Fitch Ratings downgraded our long-term issuer default rating from “A+” to “A” with a stable outlook based upon its assessment of diminishing government support. This decision was based on

148

Risk, treasury and capital management

Maturity analysis of financial liabilities[1]
CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Financial liabilities recognized on balance sheet[2]
Due to banks	18.5	7.3	2.3	1.0	1.1	0.1	30.3
Cash collateral on securities lent	6.1	0.9	1.1				8.1
Repurchase agreements	8.8	86.8	5.1	1.7	0.0	0.1	102.5
Trading portfolio liabilities3, [4]	39.5						39.5
Negative replacement values[3]	473.4						473.4
Cash collateral payables on derivative instruments	66.9	0.1					67.1
Financial liabilities designated at fair value		5.0	6.4	17.2	37.1	28.7	94.3
Due to customers	235.7	90.0	8.4	7.5	0.7	0.2	342.5
Accrued expenses and deferred income	0.2	2.8	2.1				5.1
Debt issued		39.3	27.1	17.4	41.9	28.5	154.2
Other liabilities	53.2	3.8					57.1
Total 31.12.11	902.4	236.1	52.4	44.7	80.7	57.5	1,374.1

Total 31.12.10	762.1	250.2	47.9	64.1	82.2	54.8	1,261.3
Financial liabilities not recognized on balance sheet[5]
Commitments
Loan commitments	56.5	1.4	0.1	0.1	0.0	0.0	58.2
Underwriting commitments	0.0	0.3	0.8	0.0	0.1		1.2
Total commitments	56.5	1.7	0.9	0.1	0.1	0.0	59.4
Guarantees	18.8	0.1	0.0	0.0	0.0		18.9
Forward starting transactions
Reverse repurchase agreements		26.9	0.2	0.1			27.1
Securities borrowing agreements		0.5					0.5
Total 31.12.11	75.3	29.2	1.1	0.2	0.1	0.0	105.9

Total 31.12.10	80.4	29.2	0.9	1.9	0.8	0.1	113.3

[1] Non-financial liabilities such as deferred income, deferred tax liabilities, provisions and liabilities on employee compensation plans are not included in this analysis. [2] Except for trading portfolio liabilities and negative replacement values (see footnote 3), amounts as of 31 December 2011 generally represent undiscounted cash flows of future interest and principal payments. This is a change from prior year, when these amounts represented the carrying values. Although undiscounted cash flow amounts may differ from the carrying values on the balance sheet, amounts as of 31 December 2010 have not been restated as these differences were not material. [3] Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for undiscounted cash flows of derivatives designated in hedge accounting relationships. [4] Contractual maturities of trading portfolio liabilities are: CHF 36.7 billion due within one month (2010: CHF 53.7 billion); and CHF 2.8 billion due between one month and one year (2010: CHF 1.2 billion). [5] Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

Risk, treasury and capital management

Treasury management

changes in assumptions that are part of Fitch’s rating methodology for banks, and is part of its broader review of changing sovereign support in developed countries.

On 29 November 2011, Standard & Poor’s announced rating changes for 37 of the largest rated banks as a consequence of significant changes to its rating methodology for banks. As part of this review process, our long-term senior unsecured debt rating was lowered to “A” (from “A+”) with a negative outlook. With this action, Standard & Poor’s removed the negative credit watch on our long-term rating, which was introduced on 16 September 2011 after the announcement of the unauthorized trading incident. Our short-term rating of “A–1” was affirmed.

The abovementioned ratings actions by Fitch Ratings and

Standard & Poor’s had no discernible impact on our overall liquidity and funding position. If our credit ratings were to be downgraded, “rating trigger” clauses, especially in derivative transactions, could result in an immediate cash outflow due to the unwinding of derivative positions, the need to deliver additional collateral or other ratings-based requirements.

On 15 February 2012, as part of an announcement of ratings reviews affecting 114 financial institutions in Europe, Moody’s placed UBS’s short-term ratings under review for a possible downgrade.

è	Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information relating to one or two notch downgrades

Risk, treasury and capital management

Interest rate and currency management

Management of non-trading interest rate risk

Our largest non-trading interest rate exposures arise within our wealth management business divisions. With the exception of Wealth Management Americas, the inherent interest rate risk exposures are transferred from the originating business into one of two centralized interest rate risk management units: Group Treasury or the Investment Bank’s FICC business. These units manage the risks on an integrated basis, which allows for netting across different sources.

è Refer to “Market risk” section of this report for more information on non-trading interest rate risk exposures

Group Treasury is responsible for the interest rate risk management of Wealth Management & Swiss Bank transactions executed in the majority of locations. The fixed-rate products do not contain embedded options, such as early prepayment, which would allow clients to prepay at par. All prepayments are therefore subject to market-based unwinding costs.

Current and savings accounts as well as many other retail products of Wealth Management & Swiss Bank have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are managed on a pooled basis by replicating portfolios which seek to immunize originating business units as much as possible against market interest rate movements, while allowing the business units to retain and manage their own product margin.

A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Group Treasury, and is structured to approximate the implied behavioral interest rate cash flow and repricing behavior of simple back-to-back transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary.

A significant amount of interest rate risk also arises from the financing of non-monetary-related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Group Treasury through replicating portfolios, which in this case are aligned with the tenor mandated by senior management.

    Group Treasury manages its residual open interest rate exposures, taking advantage of any offsets that arise between positions from different sources within its approved market risk limits, which include value-at-risk (VaR) and stress loss. The preferred risk management instruments are interest rate swaps, for which there is a liquid and flexible market. All transactions are executed through the Investment Bank. Group Treasury does not directly access the external market for swap transactions.

In addition to its regular risk management activities, Group Treasury executes transactions that aim to economically hedge negative effects on our net interest income stemming from the prolonged period of extraordinarily low yields, mainly through income-generating fixed receiver swap portfolios. Further, as part of this strategy, in October and November 2010 we acquired approximately CHF 10 billion face value of US Treasury securities and approximately CHF 5 billion face value of UK Government bonds, with a weighted average maturity at the end of 2010 of approximately 8 years. This strategic investment portfolio was held on the balance sheet and was classified for accounting purposes as available-for-sale. The difference between the market value of these securities and their amortized cost did not affect net profit, but was included in the calculation of comprehensive income and accordingly affected our shareholders’ equity and our regulatory capital.

In the third quarter of 2011, we sold these positions following a decline in long-term US dollar interest rates after the announcement of the US Federal Reserve’s “Operation Twist” (in this maturity extension program, the Federal Reserve intends to sell USD 400 billion of shorter-term Treasury securities by the end of June 2012 and use the proceeds to buy longer-term Treasury securities). The gain on sale amounted to CHF 722 million and was recognized as other income. Of this gain, CHF 433 million was allocated to Wealth Management and CHF 289 million to Retail & Corporate.

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

    The Group ALCO’s target to hedge these key ratios is based on a currency mix of capital that broadly reflects the currency distribution of our consolidated RWA. As the Swiss franc depreciates or appreciates against these currencies, the consolidated RWA increases or decreases relative to our capital. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which are recorded through equity. Thus, our consolidated equity rises or falls in line with the fluctuations in the RWA. The capital of UBS AG (Parent Bank) itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results.

Risk, treasury and capital management

Treasury management

Furthermore, Group Treasury has the mandate to generate a stable interest income flow from capital. The capital of the Parent Bank and its subsidiaries is placed via interest-bearing cash deposits internally within our entity network. Group Treasury maintains a further portfolio of fixed receiver transactions to achieve a target tenor profile and return on invested equity.

To provide a benchmark for investments of equity, senior management defines a replicating portfolio of target tenors by currency. The effective investment positions created by both internal cash deposits and interest rate swaps are then measured against this benchmark tenor replication portfolio. Mismatches between the two are measured, together with other non-trading interest rate risk positions, against Group Treasury’s market risk limits (VaR and stress loss).

On 31 December 2011, our consolidated equity was invested as follows: in Swiss francs (including most of the capital of the Parent Bank) with an average duration of approximately four years and fair value sensitivity of CHF 10.5 million per basis point; in US dollars with an average duration of approximately four years and a sensitivity of CHF 6.8 million per basis point; in euros with an average duration of approximately three years and a sensitivity of CHF 0.7 million per basis point; and in British pounds with a duration of approximately three years and a sensitivity of CHF 0.3 million per basis point. The sensitivities directly relate to the chosen durations.

Corporate currency management

Our corporate currency management activities are designed to reduce adverse currency effects on our reported financial results in Swiss francs, within regulatory constraints. We focus on three principal areas of currency risk management: currency-matched funding of investments in non-Swiss franc assets and liabilities; sell-down of non-Swiss franc profits and losses; and selective hedging of anticipated non-Swiss franc profits and losses. Nontrading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity.

Currency-matched funding and investment of non-Swiss franc assets and liabilities
For monetary balance sheet items and non-core investments, we follow the principle of matching the currency of our assets with the same currency of the liabilities from which they are funded,

as far as it is practical and efficient to do so. A US dollar asset is thus typically funded in US dollars, while a euro liability is typically offset by an asset in euros. This avoids profits and losses arising from the retranslation of foreign currency assets and liabilities at the prevailing exchange rates to the Swiss franc at quarter-ends.

In 2011, we changed our approach to foreign currency translation risk from match funding to net investment hedge accounting. Net investment hedge accounting is now applied to core investments in foreign currency to reduce exposures exceeding the level needed to provide the desired off-set to currency fluctuations in our key-capital ratios.

è Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Sell-down of reported profits and losses

Reported profit and losses are translated each month from their original transaction currencies into Swiss francs at exchange rates fixed at the prevailing month-end. Monthly income statement items of foreign subsidiaries and branches with a functional currency other than Swiss franc are translated with month-end rates into Swiss franc. Weighted average rates for a year represent an average of twelve month-end rates, weighted according to the income and expense volumes of all foreign subsidiaries and branches with the same functional currency for each month. To eliminate earnings volatility on the retranslation of previously recognized earnings in foreign currencies, Group Treasury centralizes the profits and losses arising in the Parent Bank and sells or buys them for Swiss francs. Our other operating entities follow a similar monthly sell-down process into their own reporting currencies. Retained earnings in operating entities with a reporting currency other than the Swiss franc are integrated and managed as part of our consolidated equity.

Hedging of anticipated future reported profits and losses

At any time, the Group ALCO may instruct Group Treasury to execute hedges to protect anticipated future profit and losses in foreign currencies against possible adverse trends of foreign exchange rates from one reporting period to the next. Although intended to hedge future earnings, these transactions are accounted for as open currency positions and are subject to internal market risk VaR and stress loss limits.

Group Treasury: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	Year ended 31.12.11				Year ended 31.12.10
CHF million	Min.	Max.	Average	31.12.11	Min.	Max.	Average	31.12.10
Interest rates	3	11	5	3	2	18	6	4

Foreign exchange	0	11	3	1	0	18	5	2

Diversification effect	[1]	[1]	0	0	[1]	[1]	(2)	(1)

Total management VaR	4	14	7	4	2	22	8	5

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk, treasury and capital management

Capital management

Eligible capital must be available to support business activities, in accordance with both our own internal assessment and the requirements of our regulators, in particular our lead regulator FINMA.

We aim to maintain sound capital ratios at all times and therefore consider not only the current situation but also projected business and regulatory developments. The main tools we employ to manage our capital ratios are the active management of own shares, capital instruments, dividends and risk-weighted assets (RWA).

Capital adequacy management

Ongoing compliance with regulatory capital requirements and target capital ratios is central to our capital adequacy management. In this process, we manage our capital according to tier 1 and total capital target ratios. In the target-setting process, we take into account the current and future minimum requirements set by regulators as well as their buffer expectations. Furthermore, we consider our own internal assessment of aggregate risk exposure in terms of capital-at-risk, the views of rating agencies and comparisons with peer institutions, as well as the impact of expected accounting policy changes.

è  Refer to the “Risk management and control” section and “Note 1c International Financial Reporting Standards and Interpretations to be adopted in 2012 and later” in the “Financial information” section of this report for more information

Regulatory requirements

We have published our 31 December 2011 capital and RWA in accordance with the Basel 2.5 market risk framework. These new requirements imposed additional deductions from our Bank for International Settlements (BIS) tier 1 and total capital and higher calculated BIS RWA as of 31 December 2011.

The prior-period comparisons are however still shown according to the Basel II framework. To make a comparison possible, we also provide the 31 December 2011 amounts under the Basel II framework.

FINMA regulatory capital requirements result in higher RWA than under the published BIS guidelines. There were no differences in eligible capital between BIS guidelines and FINMA regulations as of 31 December 2011. During 2011, however, we were already subject to the Basel 2.5 framework under the FINMA regulation, which resulted in lower eligible capital than under BIS Basel II guidelines. During 2011, we complied with all externally imposed capital requirements.

The Basel III revisions will have an impact on capital, mainly due to the exclusion of deferred tax assets, pension assets and hybrid tier 1 capital instruments for the calculation of common equity. They will also result in significantly higher RWA. Consequently, our common equity ratio on a Basel III basis would be materially lower than our current Basel 2.5 tier 1 ratio, if those requirements were effective immediately. It is therefore important to also consider the Basel III transitional arrangements, which effectively phase-in certain impacts on capital between 2014–2018.

We continue to manage toward the 19% Swiss total capital requirement applicable in 2019 with a target capital structure consisting of 13% common equity tier 1 capital and 6% loss absorbing capital. As of 31 December 2011, our estimated Basel III common equity tier 1 ratio based on a phased-in calculation stood at 10.8%. This is expected to further improve by a combination of profit retention and efforts to reduce our RWA.

Further, we have issued our first Basel III compliant note in February 2012 (USD 2 billion) or approximately 0.5% of our estimated

Risk, treasury and capital management

Capital management

Basel III RWA of CHF 380 billion as of 31 December 2011, which contributes to the targeted 6% loss absorbing capital.
è Refer to the “Regulatory developments” section of this report for more information
BIS capital ratios

The BIS capital ratios compare eligible capital with total RWA. On 31 December 2011, our Basel II tier 1 capital ratio stood at 19.6%, compared with 17.8% on 31 December 2010. On a Basel 2.5 basis, our tier 1 ratio was 15.9%. This is the result of Basel 2.5 RWA being significantly higher than under Basel II and due to increased tier 1 deductions for securitization exposures.

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

è Refer to the additional capital management disclosure in the “Basel 2.5 Pillar 3” section of this report for more information

On 31 December 2011, our Basel 2.5 RWA were CHF 241.0 billion compared with CHF 198.9 billion on a Basel II basis at the end of 2010, as an increase in RWA of CHF 42.5 billion due to the introduction of Basel 2.5 eclipsed a reduction of CHF 0.4 billion in RWA under Basel II.

Credit risk

The Basel II RWA for credit risk amounted to CHF 124.3 billion on 31 December 2011, compared with Basel II RWA of CHF 119.9 billion on 31 December 2010. This increase of CHF 4.4 billion was mainly attributable to derivatives and the repo-style exposures, partly offset by reduced securitization exposures. The introduction of Basel 2.5 added a further CHF 2.5 billion of RWA due to higher risk weights for securitization positions held for trading that attract banking book capital charges as well as higher risk weights for re-securitization exposures.

è Refer to the “Credit risk” section of this report for more information
Non-counterparty related assets

The Basel II RWA for non-counterparty related assets amounted to CHF 6.1 billion on 31 December 2011 compared with CHF 6.2 billion on 31 December 2010. The Basel 2.5 framework had no impact on this RWA category.

Market risk

The Basel II market risk RWA decreased by CHF 11.6 billion to CHF 9.2 billion on 31 December 2011, mainly due to reduced credit spread risk. The new Basel 2.5 regulations increased RWA by CHF 40.0 billion to CHF 49.2 billion.

The CHF 40.0 billion RWA increase between the Basel II and Basel 2.5 framework was composed of the following:
(i) a new incremental risk charge for default and rating migration risk of trading book positions (CHF 19.6 billion of RWA);
(ii) an additional stressed VaR requirement, taking into account a one-year observation period relating to significant losses (CHF 13.1 billion of RWA);
(iii) a comprehensive risk measure requirement for correlation trading (CHF 8.6 billion of RWA); and
(iv) a negative adjustment of CHF 1.3 billion for RWA relief in VaR.
è Refer to the “Market risk” section of this report for more information

Capital adequacy

	Basel 2.5	Basel II	Basel II
CHF million, except where indicated	31.12.11	31.12.11	31.12.10
BIS core tier 1 capital	34,014	34,623	30,420

BIS tier 1 capital	38,370	38,980	35,323

BIS total capital	41,564	42,783	40,542

BIS core tier 1 capital ratio (%)	14.1	17.4	15.3

BIS tier 1 capital ratio (%)	15.9	19.6	17.8

BIS total capital ratio (%)	17.2	21.6	20.4

BIS risk-weighted assets	240,962	198,494	198,875

of which: credit risk[1]	126,804	124,337	119,919

of which: non-counterparty related risk	6,050	6,050	6,195

of which: market risk	49,241	9,240	20,813

of which: operational risk	58,867	58,867	51,948

1  Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Risk, treasury and capital management

Reconciliation of IFRS equity to BIS capital
	Basel 2.5	Basel II	Basel II
CHF million	31.12.11	31.12.11	31.12.10
IFRS equity attributable to UBS shareholders	53,447	53,447	46,820

Treasury shares at cost / equity classified as obligation to purchase own shares	1,198	1,198	708

Own credit, net of tax[1]	(1,842)	(1,842)	(205)

Unrealized gains from Financial investments available-for-sale[1]	(228)	(228)	(181)

Unrealized (gains) / losses from cash flow hedges[1]	(2,600)	(2,600)	(1,063)

Other[2]	(798)	(798)	286

BIS core tier 1 capital prior to deductions	49,177	49,177	46,365

of which: paid-in share capital	383	383	383

of which: share premium, retained earnings, currency translation differences and other elements	48,794	48,794	45,982

Less: treasury shares / deduction for own shares[3]	(2,131)	(2,131)	(2,993)

Less: goodwill & intangible assets	(9,695)	(9,695)	(9,822)

Less: securitization exposures[4]	(2,627)	(2,017)	(2,385)

Less: other deduction items[5]	(711)	(711)	(744)

BIS core tier 1 capital	34,014	34,623	30,420

Hybrid tier 1 capital	4,356	4,356	4,903

of which: non-innovative capital instruments	1,490	1,490	1,523

of which: innovative capital instruments	2,866	2,866	3,380

BIS tier 1 capital	38,370	38,980	35,323

Upper tier 2 capital	388	388	110

Lower tier 2 capital	6,145	6,145	8,239

Less: securitization exposures[4]	(2,627)	(2,017)	(2,385)

Less: other deduction items[5]	(711)	(711)	(744)

BIS total capital	41,564	42,783	40,542

1  IFRS equity components which are not recognized for capital purpose, adjusted for changes in foreign exchange. [2]  Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations and prudential valuation and anticipated dividend payment. [3]  Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; iii) and accruals built for upcoming share awards. [4]  Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,629 million on 31 December 2011 and CHF 1,781 million on 31 December 2010). [5]   Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk weight method).

Operational risk

Basel II RWA for operational risk increased to CHF 58.9 billion on 31 December 2011 from CHF 51.9 billion on 31 December 2010, as agreed with FINMA. This increase is primarily attributable to changes made to scenario assumptions, following the unauthorized trading incident in the third quarter of 2011, partially offset by enhancements made to our models. The Basel 2.5 framework had no impact on this RWA category.

è Refer to the “Operational risk” section of this report for more information

Eligible capital

Eligible capital, the capital available to support RWA, consists of tier 1 and tier 2 capital. To determine eligible tier 1 and total capital, specific adjustments must be made to equity attributable to our shareholders as defined by IFRS. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value (see further details in the “Reconciliation of IFRS equity to BIS capital” table).

Tier 1 capital

Our Basel II tier 1 capital amounted to CHF 39.0 billion on 31 December 2011, compared with CHF 35.3 billion on 31 December 2010, an increase of CHF 3.7 billion. The main positive contributor to this increase was the CHF 4.2 billion net profit attributable to UBS shareholders. Further increases were due to positive currency effects, own share related components and a reduction of low rated securitization exposures, mainly resulting from sales. These effects were partially offset by the reversal of own credit gains of CHF 1.5 billion, a redemption of hybrid tier 1 capital of CHF 0.5 billion, dividend accruals, prudential valuation adjustments and other items. The Basel 2.5 framework resulted in additional tier 1 deductions of CHF 0.6 billion.

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

Risk, treasury and capital management

Capital management

Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or our subsidiaries and rank senior to our equity in dissolution. Payments under the instruments are subject to adherence to our minimum capital ratios and other requirements. Any missed payment is non-cumulative.

As of 31 December 2011, our hybrid tier 1 instruments amounted to CHF 4.4 billion, down from CHF 4.9 billion as of 31 December 2010, mainly resulting from the redemption of a USD 0.5 billion hybrid tier 1 instrument in June 2011. Under IFRS, these instruments are accounted for as equity attributable to non-controlling interests.

Tier 2 capital

The major element in tier 2 capital is subordinated long-term debt. Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. Tier 2 instruments rank senior to both our shares and to hybrid tier 1 instruments but are subordinated to all our senior obligations.

Our Basel II tier 2 capital, net of tier 2 deductions amounted to CHF 3.8 billion on 31 December 2011, compared with CHF 5.2 billion on 31 December 2010, a decrease of CHF 1.4 billion. In 2011, we redeemed a floating-rate USD 1.6 billion subordinated bond. The change is further impacted by currency fluctuations, a reduction of low rated securitization exposures, mainly resulting from sales, and an excess of general provisions over expected losses. The Basel 2.5 framework resulted in additional tier 2 deductions of CHF 0.6 billion.

In order to improve the quality of capital, regulators have proposed new requirements for capital instruments and created a new category of contingent capital instruments. The changes proposed are designed to increase resilience against a financial crisis, and are expected to provide a buffer to maintain the banks as going concerns or allow for an orderly liquidation. Regulators view these instruments as additional protection against the systemic risks of large banks.

On 22 February 2012, we issued USD 2 billion of tier 2 notes at an initial rate of 7.25%. This 10-year security, which does not dilute the value of the equity held by the bank’s shareholders, qualifies as a loss-absorbing instrument that complies with Basel III regulations and counts as progressive buffer capital under the Swiss draft regulations for its systemically relevant banks. The notes will remain as debt throughout their life, subordinate to the bank’s senior debt. Their principal amount would be written down to zero if at any time the bank’s core tier 1/common equity ratio falls below 5%, if FINMA determines that a writedown is necessary to ensure UBS’s viability as defined, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability.

è   Refer to the “Regulatory developments” section of this report for more information with regard to regulation on systemically important banks and “Note 32 Events after the reporting period” in the “Financial Information” section of this report for more information on the issuance of these tier 2 notes

Transfer of capital within UBS Group

Under Swiss company law, UBS is organized as an “Aktiengesellschaft”, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the Group. The legal entity structure of the Group is designed to support our businesses within an efficient legal, tax, regulatory and funding framework. We enter into intragroup transactions to provide funding and capital to individual UBS entities. As of 31 December 2011, UBS has not been subject to any material restrictions or other major impediments concerning the transfer of funds or regulatory capital within the Group apart from those which apply to these entities by way of local laws and regulations.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at a Group level and expects that, in normal times, the ratio will be well above this. This target is to be achieved by 1 January 2013 at the latest.

On 31 December 2011, our Group FINMA leverage ratio improved to 5.4%, compared with the 31 December 2010 ratio of 4.4%. During the year, average total assets prior to deductions decreased by CHF 5.5 billion to CHF 1,392.9 billion. The average total adjusted assets fell by CHF 80 billion to CHF 714.2 billion. The table “FINMA leverage ratio” shows the FINMA leverage ratio calculation for the Group.

FINMA leverage ratio

CHF billion, except where indicated	Average 4Q11	Average 4Q10
Total balance sheet assets (IFRS)[1]	1,392.9	1,398.5

Less: netting of replacement values[2]	(436.6)	(410.1)

Less: loans to Swiss clients (excluding banks)[3]	(163.6)	(161.6)

Less: cash and balances with central banks	(65.8)	(20.1)

Less: other[4]	(12.8)	(12.4)

Total adjusted assets	714.2	794.2

FINMA tier 1 capital (at year-end)[5]	38.4	35.3

FINMA leverage ratio (%)	5.4	4.4

1  Total assets are calculated as the average of the month-end values for the three months in the calculation period.  2  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.  3  Includes mortgage loans to international clients for properties located in Switzerland.  4  Refer to the “Reconciliation of IFRS equity to BIS capital” table for more information on deductions of assets from FINMA tier 1 capital corresponding to Basel 2.5 tier 1 capital on 31 December 2011 and to Basel II tier 1 capital on 31 December 2010.  5  FINMA tier 1 capital corresponds to Basel 2.5 tier 1 capital as of 31 December 2011 and to Basel II tier 1 capital as of 31 December 2010.

Risk, treasury and capital management

Equity attribution framework

The equity attribution framework reflects our objectives of maintaining a strong capital base and guiding businesses toward activities with the best balance of profit potential, risk and capital usage.

Within this framework, the BoD attributes equity to the businesses after considering their risk exposure, risk-weighted assets (RWA) usage, asset size, goodwill and intangible assets.
The design of the equity attribution framework enables us to do the following:
– calculate and assess return on attributed equity (RoaE) in each of our business divisions; RoaE is disclosed for all business divisions and units;
– integrate Group-wide capital management activities with those at business division and business unit levels;
– measure current period and historical performance in a consistent manner across business divisions and business units; and
– make better comparisons between our businesses and those of our competitors.

In our capital allocation methodology, we use three drivers to allocate tangible equity to our business divisions in order to provide a comprehensive view of the resource usage and risk profile of our businesses. We use capital ratio and leverage ratio targets as well as risk-based capital, which is an internal measure of risk similar to economic capital.

In addition to tangible equity, we allocate equity to support goodwill and intangibles.

After reviewing the results of this formulaic approach, the Group ALCO recommends and the BoD makes discretionary adjustments to the final equity attribution to reflect our views of the likely future risk profile and resource usage of the businesses. The BoD currently makes equity attribution decisions on a quarterly basis.

The amount of equity attributed to all businesses corresponds to the amount we believe is required to maintain a strong capital base and support our businesses adequately. If the total equity attributed to the business divisions and the Corporate Center differs from the Group’s actual equity during a given period, the difference (positive or negative) is reflected as a separate line item. Further, the equity attribution framework continues to be forward-looking. Therefore, with regard to the RWA and asset drivers, we will be taking into account the impacts of planned Basel III requirements in 2012.

In November 2011, the BoD approved a refinement in the methodology of equity attribution. The intent of this refinement is to measure the RoaE of each business in a way which is more comparable to the business segments of international competitors and reflects the returns generated by businesses on resources under their direct control.

Accordingly, in the future equity attributed to the Corporate Center is expected to grow due to several factors, including our decision to allocate equity related to our deferred tax assets and deferred pension expenses centrally. This expected increase also includes the capital related to our legacy portfolio assets following the transfer from the Investment Bank to the Corporate Center, as well as capital related to our option to purchase equity in the SNB StabFund.

In addition, with regard to the RWA driver, in the future the Corporate Center will carry incremental common equity not allocated to the business divisions, reflecting additional equity that we have targeted above a 10% Basel III common equity tier 1 ratio.

The amount of equity attributed to each business division is an important input into the calculation of economic profit for that business division. Broadly speaking, economic profit equals profit minus the product of attributed equity and the cost of equity.

As outlined in the table “Average attributed equity”, the amount of average equity attributed to the Investment Bank, Wealth Management & Swiss Bank and the Corporate Center increased by CHF 5 billion, CHF 1 billion and CHF 1 billion, respectively, from the fourth quarter of 2010 to the fourth quarter of 2011.

The increase in the Investment Bank was influenced by RWA increases related to the implementation of the Basel 2.5 frame-

Average attributed equity

CHF billion	4Q11		4Q10
Wealth Management	5.0		4.4

Retail & Corporate	5.0		4.6

Wealth Management & Swiss Bank	10.0		9.0

Wealth Management Americas	8.0		8.0

Global Asset Management	2.5		2.5

Investment Bank	32.0	[1]	27.0

Corporate Center	4.0		3.0

Average equity attributed to the business divisions and Corporate Center	56.5		49.5

Difference	(3.9)		(2.2)

Average equity attributable to UBS shareholders	52.6		47.3

1  Approximately CHF 4.5 billion of the average equity attributed to the Investment Bank relates to the legacy portfolio that was transferred to the Corporate Center before the end of 2011 and will be managed and reported with effect from the first quarter of 2012 as a separate segment within the Corporate Center.

Risk, treasury and capital management

Capital management

work. The increase in Wealth Management & Swiss Bank was due to the expectation that the capital requirement for this business division will increase, taking into account current regulatory trends and capital positions of relevant competitors. The increase in the Corporate Center was related to the trends in risk-based capital and RWA seen under this segment.

UBS shares

The majority of our tier 1 capital comprises share premium and retained earnings attributed to UBS shareholders. As of 31 December 2011, total IFRS equity attributable to our shareholders amounted to CHF 53,447 million, and was represented by a total of 3,832,121,899 shares issued, of which 2.2% were held by UBS.

In 2011, shares issued were increased by a total of 1,281,386 shares due to exercises of employee options. Each share has a par value of CHF 0.10 and generally entitles the holder to one vote at the shareholders’ meeting as well as a proportionate share of distributed dividends. There are no preferential rights for shareholders and no other classes of shares are issued by the Parent Bank.

è	Refer to the “Shareholders’ participation rights” section of this report for more information

Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase or the creation of conditional or authorized capital. The table below lists all shareholder-approved issuances of shares at year-end 2011.

Holding of UBS shares

UBS holds own shares for two main purposes: in Group Treasury to cover employee share and option programs; and in the Investment Bank, to a limited extent, for trading purposes where the Investment Bank engages in market-making activities in UBS shares and related derivative products. The holding of treasury shares on 31 December 2011 increased to 84,955,551, or 2.2% of shares issued, from 38,892,031, or 1.0%, on the same date one year prior.

As of 31 December 2011, employee options and stock appreciation rights to receive 10.5 million shares were exercisable. Shares held in treasury or newly shares issued are delivered to the employee at exercise. On 31 December 2011, 75.7 million shares

Shareholder-approved issuance of shares

	Maximum number of shares to be issued	Year approved by shareholder general meeting	% of shares issued 31.12.11
Conditional capital

SNB warrants	100,000,000	2009	2.61

Employee equity participation plans of UBS AG	148,639,326	2006	3.88

Conversion rights / warrants granted in connection with bonds	380,000,000	2010	9.92

Total	628,639,326		16.44

UBS shares
		31.12.11	31.12.10

Shares outstanding

Ordinary shares issued		3,832,121,899	3,830,840,513

of which: issue of shares for employee option plans for the year ended		1,281,386	76,755

Treasury shares		84,955,551	38,892,031

Shares outstanding		3,747,166,348	3,791,948,482

Shareholders equity (CHF million)

Equity attributable to UBS shareholders		53,447	46,820

Less: goodwill and intangible assets		9,695	9,822

Tangible shareholders’ equity		43,752	36,998

Book value per share (CHF)

Total book value per share		14.26	12.35

Tangible book value per share		11.68	9.76

Risk, treasury and capital management

were available for this purpose, and an additional 148.6 million unissued shares in conditional share capital were assigned to cover future employee option exercises. At the end of 2011, the shares available covered all exercisable employee obligations.

The presentation in the table “Treasury share activities” shows the purchase of our shares by Group Treasury and does not include the activities of the Investment Bank.

Treasury shares held by the Investment Bank

The Investment Bank, acting as a liquidity provider to the equity index futures market and as a market-maker in our shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are primarily issued to meet client demand and for trading purposes. To hedge the economic exposure, a limited number of our shares are held by the Investment Bank.

è	Refer to Note 8 “Earnings per share and shares outstanding” for more information

Distributions to shareholders

The decision whether to pay a dividend, and the level of the dividend, are dependent on our targeted capital ratios and cash flow generation. The decision on dividend payments is proposed by the BoD to the shareholders and is subject to their approval at the Annual General Meeting in May 2012. We intend to propose a dividend for the financial year 2011 of CHF 0.10 per share.

Share liquidity

During 2011, the daily average volume traded in UBS shares on the SIX Swiss Exchange (SIX) was 15.6 million shares. On the New York Stock Exchange (NYSE), it was 1.0 million shares. As the SIX trades a higher volume of UBS shares, it is expected to remain the main factor determining the movement in our share price.

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

Treasury share activities

	Treasury shares purchased for employee share and option participation plans and acquisitions[1]		Total number of shares
Month of purchase	Number of shares	Average price in CHF	Number of shares (cumulative)	Average price in CHF
January 2011	0	0.00	0	0.00
February 2011	19,040,000	18.53	19,040,000	18.53
March 2011	42,870,000	17.48	61,910,000	17.80
April 2011	0	0.00	61,910,000	17.80
May 2011	1,914,494	15.83	63,824,494	17.74
June 2011	34,015,961	15.27	97,840,455	16.88
July 2011	4,200,000	13.06	102,040,455	16.73
August 2011	9,840,000	11.69	111,880,455	16.28
September 2011	13,256,947	9.96	125,137,402	15.61
October 2011	0	0.00	125,137,402	15.61
November 2011	0	0.00	125,137,402	15.61
December 2011	0	0.00	125,137,402	15.61

1  This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 378,000 UBS shares during the year and held 2,014,000 UBS shares as of 31 December 2011.

Trading volumes

	For the year ended
1,000 shares	31.12.11	31.12.10	31.12.09

SIX Swiss Exchange total	3,974,639	4,166,417	5,105,358
SIX Swiss Exchange daily average	15,648	16,403	20,340
NYSE total	239,713	296,517	222,052
NYSE daily average	951	1,177	881

Source: Reuters

Risk, treasury and capital management

Capital management

Stock exchange prices1

	SIX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2011	19.13	9.34	11.18	20.08	10.42	11.83

Fourth quarter 2011	12.23	9.80	11.18	14.21	10.47	11.83

December	11.62	10.60	11.18	12.55	11.33	11.83

November	11.41	9.80	11.18	12.79	10.60	12.47

October	12.23	9.84	11.21	14.21	10.47	12.62

Third quarter 2011	15.75	9.34	10.54	18.63	10.42	11.43

September	11.80	9.34	10.54	14.75	10.42	11.43

August	12.76	9.93	11.67	16.84	13.18	14.48

July	15.75	12.70	13.11	18.63	16.08	16.48

Second quarter 2011	17.60	14.37	15.33	20.03	17.20	18.26

June	16.55	14.37	15.33	19.62	17.20	18.26

May	17.43	15.66	16.34	20.01	17.82	19.32

April	17.60	15.93	17.29	20.03	17.76	20.00

First quarter 2011	19.13	15.43	16.48	20.08	16.11	18.05

March	18.60	16.26	16.48	19.99	17.73	18.05

February	19.13	16.86	18.45	20.08	18.05	19.85

January	17.57	15.43	16.93	18.54	16.11	17.96

2010	18.60	13.31	15.35	18.48	12.26	16.47

Fourth quarter 2010	17.83	14.92	15.35	18.48	14.99	16.47

Third quarter 2010	18.53	13.94	16.68	18.47	13.04	17.03

Second quarter 2010	18.60	14.15	14.46	17.75	12.26	13.22

First quarter 2010	17.50	13.31	17.14	16.84	12.40	16.28

2009	19.65	8.20	16.05	19.31	7.06	15.51

Fourth quarter 2009	19.34	14.76	16.05	19.18	15.03	15.51

Third quarter 2009	19.65	12.50	18.97	19.31	11.25	18.31

Second quarter 2009	17.51	10.56	13.29	15.82	9.40	12.21

First quarter 2009	17.00	8.20	10.70	15.31	7.06	9.43

2008	45.98	10.67	14.84	46.40	8.33	14.30

Fourth quarter 2008	24.00	10.67	14.84	21.30	8.33	14.30

Third quarter 2008	25.76	15.18	18.46	23.07	12.22	17.54

Second quarter 2008	35.11	20.96	21.44	36.02	20.41	20.66

First quarter 2008	45.98	21.52	25.67	46.40	22.33	28.80

2007	71.95	42.69	46.60	66.26	43.50	46.00

Fourth quarter 2007	61.05	42.69	46.60	58.01	43.50	46.00

Third quarter 2007	66.88	53.67	55.67	62.34	49.84	53.25

Second quarter 2007	71.55	63.72	65.46	66.26	58.73	60.01

First quarter 2007	71.95	59.76	64.21	64.30	55.40	59.43

1  Historical share price adjusted for the rights issue and stock dividend 2008.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Introduction

The capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. The aim of Pillar 3 is to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.

The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.

In certain cases, our Pillar 3 disclosures may differ from the way we manage our risks and to how these risks are disclosed in our quarterly reports and in other sections of this annual report.

Basel 2.5

Revisions to the Basel II market risk framework published in July 2009 and the enhancements to the Basel II framework (commonly referred to as Basel 2.5), introduced new capital requirements to increase the amount of regulatory capital in the banking system.

The new measures under Basel 2.5 include:

–	a stressed value-at-risk (VaR) requirement taking into account a one year observation period relating to significant losses;
–	an incremental risk charge, which accounts for default and rating migration risk of trading book positions;
–	a comprehensive risk measure to capture correlated defaults and other complex price risk in the correlation portfolio;
–	a revised requirement for the other securitization positions held for trading, in line with the banking book capital charges; and
–	higher risk weights for re-securitization exposures across the trading and banking book to better reflect the inherent risk in these products.

Overview of disclosures

The following table provides an overview of our Basel 2.5 Pillar 3 disclosures in our Annual Report 2011:

Basel 2.5 Pillar 3 requirement	Disclosure in the Annual Report 2011
Capital structure	“Capital management” section
Capital adequacy	“Capital management” and “Basel 2.5 Pillar 3” sections
Risk management objectives, policies and methodologies (qualitative disclosures)	“Risk management and control” section
Credit risk	“Risk management and control” and “Basel 2.5 Pillar 3” section
Investment positions	“Basel 2.5 Pillar 3” section
Market risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections
Securitization	“Basel 2.5 Pillar 3” section
Operational risk	“Risk management and control” section
Interest rate risk in the banking book	“Risk management and control” section

Risk, treasury and capital management

Basel 2.5 Pillar 3

These additional measurements are described and reported below. The first public disclosure of this information was required as of 31 December 2011; comparatives are not required.

Besides introducing these additional charges, Basel 2.5 also had an impact on how VaR is converted into market risk RWA: (i) there is only a single multiplier applied to VaR compared with separate multipliers for general market risk and specific market risk that were applied under Basel II; and (ii) the securitization positions in the trading book captured under the revised treatment, in line with banking book rules, may be excluded from the specific risk calculation in VaR. Each of these led to a reduction in the baseline VaR charge, and therefore also have to be taken into account when looking at the effect of the introduction of Basel 2.5.

Risk exposure measures and derivation of risk-weighted assets

As noted above, measures of risk exposure may differ depending on the purpose for which exposures are calculated: financial accounting under International Financial Reporting Standards (IFRS), determination of our regulatory capital or internal management of the firm. Our Basel 2.5 Pillar 3 disclosures are generally based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks.

The table on the next page provides a more detailed summary of the approaches we use for the main risk categories for the determination of regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on BIS rules and differ from those under Swiss and EU regulations. For example, “sovereigns” under the BIS naming convention equate to “central governments and central banks” as used under the Swiss and EU regulations. Similarly, “banks” equate to “institutions” and “residential mortgages” equate to “claims secured on residential real estate.”

Although we determine published risk-weighted assets (RWA) according to BIS guidelines, our calculation of the regulatory capital requirement is based on the regulations of FINMA, which are more conservative and therefore result in higher RWA.

Generally, the scope of consolidation for purposes of calculating these regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG which are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiaries in the Group consolidated for IFRS purposes are listed in “Note 33 Significant subsidiaries and associates” in the “Financial information” section of this report. The main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entity types, and apply regardless of our level of control:

–	Real estate and commercial companies and investment schemes are not consolidated for regulatory capital purposes but are risk-weighted.
–	Insurance companies are not consolidated for regulatory capital purposes but are deducted from capital.
–	Securitization vehicles are not consolidated for regulatory capital purposes but are treated under the securitization framework.
–	Joint ventures that are controlled by two ventures are fully consolidated for regulatory capital purposes, whereas they are accounted for under the equity method for IFRS.

Risk, treasury and capital management

Category	UBS approach
Credit risk

Under the advanced internal ratings-based approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style transactions. For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.

Non-counterparty related risk	Non-counterparty related assets such as our premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non delivery-versus-payment transactions under the BIS Basel framework.
Equity exposures outside trading book	Simple risk weight method under the advanced internal ratings-based approach.
Market risk	Regulatory capital requirement is derived from our VaR. It includes regulatory VaR, stressed VaR, an incremental risk charge and the comprehensive risk measure.
Operational risk	We have developed a model to quantify operational risk, which meets the regulatory capital standard under the advanced measurement approach.
Securitization exposures

Securitization exposures in the banking book are assessed using advanced internal ratings-based approach, applying risk weights based on external ratings. Securitization exposures in the trading book are assessed for their general market risk as well as for their specific risk. The capital charged for the general market risk is determined by the VaR method, whereas the capital charge for the specific risk is determined using the comprehensive risk measure method or the internal ratings-based approach applying risk weights based on external ratings.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Risk-weighted assets

The “Detailed segmentation of BIS risk-weighted assets” table provides a granular breakdown of our risk-weighted assets. The table also shows the net exposure at default (EaD) per category for the current disclosure period, which forms the basis for the calculation of the risk-weighted assets.

è	Refer to the “Capital management” section of this report for more information
è	Refer to the table “Derivation of regulatory net credit exposure” for BIS exposure segment definitions

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk regulatory capital. The parameters applied under the advanced internal ratings-based approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section differs therefore from that disclosed in the “Risk management and control” section of this report. Similarly the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS.

For the calculation of derivative exposures to determine our required regulatory capital, we apply the effective expected positive exposure as defined in Annex 4 to the Basel framework. For a small portion of the derivatives portfolio, we also apply the current exposure method based on the replacement value of derivatives in combination with a regulatory prescribed add-on.

The regulatory net credit exposure detailed in the tables in this section is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets in a segmentation which is consistent with the regulatory capital calculation.

Detailed segmentation of BIS risk-weighted assets

	31.12.11				31.12.10
	Net EaD	Basel 2.5 RWA			Basel II RWA
CHF million		Advanced IRB approach	Standardized approach	Total	Total
Credit risk	556,577	92,688	23,440	116,129	109,096

Sovereigns	107,479	8,959	331	9,290	6,577

Banks	63,651	11,848	2,158	14,006	14,528

Corporates	183,816	58,768	16,617	75,385	71,542

Retail	201,632	13,112	4,334	17,447	16,450

Residential mortgages	123,650	9,311	1,854	11,164	10,871

Lombard lending	73,681	3,345	0	3,345	3,074

Other retail	4,300	457	2,481	2,937	2,504

Securitization / Re-securitization exposures[1]	19,684	7,287		7,287	7,085

Banking book exposures	10,165	4,147		4,147	7,085

Trading book exposures	9,519	3,139		3,139

Non-counterparty related risk	17,417		6,050	6,050	6,195

Settlement risk (failed trades)	80	21	58	79	47

Equity exposures outside trading book[2]	881	3,310		3,310	3,691

Market risk		49,241		49,241	20,813

Value-at-risk (VaR)		7,935		7,935	20,813

Stressed value-at-risk (sVaR)		13,117		13,117

Incremental risk charge (IRC)		19,564		19,564

Comprehensive risk measure (CRM)		8,625		8,625

Operational risk[3]		58,867		58,867	51,948

Total BIS	594,639	211,414	29,548	240,962	198,875

Additional RWA according to FINMA regulations[4]				15,475	16,135

Total FINMA RWA[5]				256,437	215,010

1  On 31 December 2011, CHF 5.3 billion of the securitization exposures, including CHF 1.6 billion for the option to acquire the SNB StabFund equity, were deducted from capital and therefore did not generate RWA (on 31 December 2010 a total of CHF 4.8 billion of securitization exposures were deducted as well as CHF 1.8 billion for the option to acquire the SNB StabFund).  2  Simple risk weight method.  3  Advanced measurement approach.  4  Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a surcharge of 200% for RWA of non-counterparty related assets and additional requirements for market risk.  5  As of 31 December 2011, the FINMA tier 1 ratio amounts to 15.0% (15.6% for 2010, Basel II) and the FINMA total capital ratio to 16.2% (18.0% for 2010, Basel II).

Risk, treasury and capital management

Credit risk exposures and RWA

This table shows the average exposure and the derivation of RWA from the regulatory gross credit exposure.

	Exposure				Average regulatory risk weighting[2]	RWA
CHF million	Average regulatory gross credit exposure	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments[1]	Regulatory net credit exposure
Cash and balances with central banks	38,266	38,550		38,550	3%	1,217

Due from banks	20,026	21,102	(9,185)	11,917	24%	2,827

Loans	254,595	259,474	(3,460)	256,014	14%	36,905

Financial assets designated at fair value	7,373	9,093	(5,090)	4,003	52%	2,084

Off-balance sheet[3]	43,258	43,435	(3,252)	40,184	33%	13,317

Banking products	363,518	371,654	(20,986)	350,668	16%	56,350

Derivatives	75,172	72,558		72,558	50%	36,280

Cash collateral receivables on derivative instruments	8,521	6,633		6,633	16%	1,034

Securities financing	58,614	55,954		55,954	11%	5,947

Traded products	142,307	135,144		135,144	32%	43,260

Trading portfolio assets	6,874	7,145	(67)	7,077	59%	4,152

Financial investments available-for-sale[4]	57,891	51,589		51,589	3%	1,507

Accrued income and prepaid expenses	6,053	6,040	(53)	5,987	80%	4,778

Other assets	25,000	13,792	(7,680)	6,112	99%	6,081

Other products	95,818	78,565	(7,800)	70,765	23%	16,518

Total 31.12.11	601,644	585,364	(28,786)	556,577	21%	116,129

Total 31.12.10	605,386	573,174	(31,608)	541,565	20%	109,096

1  Mainly includes margin accounts for derivatives.  2  The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach.  3  Includes guarantees, loan commitments and forward starting transactions.  4  Excludes equity positions.

Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The latter distribution is based on the legal domicile of the counterparty.

CHF million	Switzerland	Rest of Europe	North America[1]	Latin America	Asia Pacific	Middle East and Africa	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	24,872	6,778	3,572		3,328		38,550	38,550

Due from banks	522	10,602	3,835	195	5,770	178	21,102	11,917

Loans	160,322	20,900	55,337	5,480	13,825	3,610	259,474	256,014

Financial assets designated at fair value		1,885	6,802	54	328	23	9,093	4,003

Off-balance sheet [2]	7,097	8,299	23,389	395	3,813	442	43,435	40,184

Banking products	192,814	48,464	92,936	6,124	27,064	4,253	371,654	350,668

Derivatives	6,916	31,227	25,034	836	7,774	772	72,558	72,558

Cash collateral receivables on derivative instruments	228	4,451	1,508	28	145	272	6,633	6,633

Securities financing	5,004	17,575	27,073	444	4,860	996	55,954	55,954

Traded products	12,148	53,253	53,615	1,308	12,778	2,041	135,144	135,144

Trading portfolio assets		2,260	2,820	126	1,833	107	7,145	7,077

Financial investments available-for-sale[3]	319	12,928	29,153	2	9,151	35	51,589	51,589

Accrued income and prepaid expenses	402	1,191	4,250	18	167	12	6,040	5,987

Other assets	4,498	2,516	6,424	3	319	31	13,792	6,112

Other products	5,219	18,895	42,647	150	11,470	184	78,565	70,765

Total 31.12.11	210,181	120,612	189,198	7,582	51,312	6,479	585,364	556,577

Total 31.12.10	199,486	127,115	182,340	6,149	51,874	6,209	573,174	541,565

1  Includes the Caribbean.  2  Includes guarantees, loan commitments and forward starting transactions.  3  Excludes equity positions.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by counterparty type. The classification of counterparty type applied here is also used for the grouping of the balance sheet. The counterparty type is different from the exposure segments defined under the Basel framework and used in certain other tables in this section.

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central-banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks		2	38,166	382	38,550	38,550

Due from banks			317	20,785	21,102	11,917

Loans	165,269	89,325	4,879		259,474	256,014

Financial assets designated at fair value		5,756		3,337	9,093	4,003

Off-balance sheet[2]	2,601	38,583	564	1,687	43,435	40,184

Banking products	167,871	133,667	43,926	26,191	371,654	350,668

Derivatives	1,653	35,771	17,796	17,338	72,558	72,558

Cash collateral receivables on derivative financial instruments		2,762	445	3,426	6,633	6,633

Securities financing	168	41,597	4,082	10,107	55,954	55,954

Traded products	1,820	80,129	22,323	30,872	135,144	135,144

Trading portfolio assets		4,589	1,847	708	7,145	7,077

Financial investments available-for-sale[3]	3	9,140	36,903	5,543	51,589	51,589

Accrued income and prepaid expenses	4,050	1,161	173	656	6,040	5,987

Other assets	1,618	11,543	148	485	13,792	6,112

Other products	5,671	26,433	39,070	7,391	78,565	70,765

Total 31.12.11	175,361	240,229	105,319	64,454	585,364	556,577

Total 31.12.10	167,150	221,206	118,556	66,261	573,174	541,565

1  Also includes non-bank financial institutions.  2  Includes guarantees, loan commitments and forward starting transactions.  3  Excludes equity positions.

Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by maturity. The latter distribution is based on the residual contractual maturity.

CHF million	Due in 1 year or less	Due over 1 year to 5 years	Due over 5 years	Other[1]	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks				38,550	38,550	38,550

Due from banks	3,849	703	77	16,473	21,102	11,917

Loans	114,790	78,193	32,476	34,015	259,474	256,014

Financial assets designated at fair value	1,717	5,875	1,483	18	9,093	4,003

Off-balance sheet[2]	11,652	28,945	2,569	270	43,435	40,184

Banking products	132,009	113,715	36,604	89,326	371,654	350,668

Derivatives	26,619	13,460	32,475	4	72,558	72,558

Cash collateral receivables on derivative financial instruments				6,633	6,633	6,633

Securities financing	11,954	576	30	43,393	55,954	55,954

Traded products	38,573	14,036	32,505	50,030	135,144	135,144

Trading portfolio assets	2,516	2,242	2,378	8	7,145	7,077

Financial investments available-for-sale[3]	32,238	9,814	9,537		51,589	51,589

Accrued income and prepaid expenses				6,040	6,040	5,987

Other assets				13,792	13,792	6,112

Other products	34,754	12,056	11,915	19,841	78,565	70,765

Total 31.12.11	205,337	139,807	81,024	159,196	585,364	556,577

Total 31.12.10	201,173	134,036	91,542	146,423	573,174	541,565

1  Includes positions without an agreed residual contractual maturity, for example loans without a fixed term and cash collateral receivables on derivative financial instruments, on which notice of termination has not been given.  2  Includes guarantees, loan commitments and forward starting transactions.  3  Excludes equity positions.

Risk, treasury and capital management

Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced internal ratings-based approach and the standardized approach. The table also provides a breakdown according to BIS defined exposure segments.

These are defined as follows:

–

Corporates: consists of all exposures that do not fit into any of the other exposure segments below. It includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.

–

Sovereigns (central governments and central banks as defined under Swiss and EU regulations): consists of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU including the European Central Bank and eligible multilateral development banks.

–	Banks (as defined under Swiss and EU regulations): consists of exposures towards banks, i.e. legal entities holding a banking license. It also includes those securities firms that are subject to supervisory and regulatory arrangements comparable to those applied to banks according to the framework, including, in particular, risk-based capital requirements. BIS also defines this regulatory exposure segment to include exposures to public sector entities with tax-raising power or whose liabilities are fully guaranteed by a public entity.

–

Residential mortgages (claims secured on residential real estate as defined under Swiss and EU regulations): consists of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.

–	Lombard lending: loans which are made against the pledge of eligible marketable securities or cash.
–	Other retail: consists of exposures to small businesses, private clients and other retail customers without mortgage financing.

CHF million	Advanced IRB approach	Standardized approach	Total 31.12.11	Total 31.12.10
Total regulatory gross credit exposure	492,089	93,275	585,364	573,174

Less: regulatory credit risk offsets and adjustments[1]	(23,292)	(5,494)	(28,786)	(31,608)

Total regulatory net credit exposure	468,796	87,781	556,577

Total 31.12.10	436,214	105,352		541,565

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	159,853	23,963	183,816	167,718

Sovereigns	58,727	48,752	107,479	112,036

Banks	55,953	7,698	63,651	75,469

Retail

Residential mortgages	119,565	4,085	123,650	120,298

Lombard lending	73,681		73,681	62,355

Other retail	1,018	3,283	4,300	3,688

Total regulatory net credit exposure	468,796	87,781	556,577

Total 31.12.10	436,214	105,352		541,565

1  Mainly includes margin accounts for derivatives.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of collateral information, showing exposures covered by guarantees as well as those covered by credit derivatives, according to BIS defined exposure segments.

The collateral amounts in the table reflect the values used for determining regulatory capital. However, we utilize credit hedging to reduce concentrated exposure to individual names or sectors or in specific portfolios, which is not fully reflected in the regulatory numbers in this section.

è	Refer to the “Credit risk” section of this report for more information on credit risk mitigation

CHF million	Exposure covered by guarantees[1]	Exposure covered by credit derivatives
Exposure segment

Corporates	5,864	17,132

Sovereigns	92	63

Banks	504	102

Retail

Residential mortgages	6

Lombard lending	493

Other retail	44

Total 31.12.11	7,003	17,297

Total 31.12.10	4,697	20,103

1 Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

Risk, treasury and capital management

Advanced IRB approach

Advanced IRB approach: regulatory net credit exposure by internal UBS ratings

This table provides a breakdown of the regulatory net credit exposure of our credit portfolio (including loan commitments) using the advanced internal ratings-based approach according to our internal rating classes.

	Internal UBS ratings
CHF million, except where indicated	Investment grade			Sub-investment grade		Defaulted[1]	Total regulatory net credit exposure	of which: loan commitments	Total regulatory net credit exposure	of which: loan commitments
Internal UBS ratings	0/1	2/3	4/5	6–8	9–13		31.12.11		31.12.10
Regulatory net credit exposure-weighted average probability of default	0.004%	0.057%	0.293%	0.971%	5.662%		0.471%		0.542%

Regulatory net credit exposure

Corporates	2,875	70,978	36,272	33,704	14,116	1,908	159,853	16,005	140,979	12,034

Sovereigns	35,511	16,164	6,299	707	15	31	58,727	237	43,562	135

Banks	3,170	40,367	8,843	3,122	401	50	55,953	12,509	69,809	15,407

Retail

Residential mortgages		1,780	90,739	23,853	2,709	484	119,565	255	118,604	890

Lombard lending		66,788	3,817	2,174	898	4	73,681	262	62,355	167

Other retail		146	61	793	12	5	1,018	1	905

Total 31.12.11	41,555	196,225	146,031	64,353	18,151	2,482	468,796

of which: loan commitments	201	17,982	5,517	2,244	3,268	56		29,269

Total 31.12.10	33,148	189,919	101,893	85,436	22,192	3,626			436,214

of which: loan commitments	388	18,293	3,901	2,294	3,659	98				28,633

1  Values of defaulted derivative contracts are based on replacement values including “add-ons” used in the calculation of regulatory capital.

Advanced IRB approach: regulatory net exposure-weighted average loss given default (LGD) by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average loss given default for our credit portfolio exposures calculated using the advanced internal ratings-based approach, according to our internal rating classes.

	Internal UBS ratings
in %	Investment grade			Sub-investment grade		Regulatory net credit exposure-weighted average LGD
Internal UBS ratings	0/1	2/3	4/5	6–8	9–13	31.12.11	31.12.10

Regulatory net credit exposure-weighted average LGD

Corporates	43	25	30	29	28	28	30

Sovereigns	19	41	68	39	21	34	42

Banks	16	31	34	39	35	31	31

Retail

Residential mortgages		10	10	10	10	10	10

Lombard lending		20	20	20	20	20	20

Other retail		20	5	44	14	38	35

Average 31.12.11	21	26	19	22	25	23

Average 31.12.10	35	28	20	17	23		24

Risk, treasury and capital management

Basel 2.5 Pillar 3

Advanced IRB approach: regulatory net exposure-weighted average risk weight by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average risk weight for our credit portfolio exposures calculated using the advanced internal ratings-based approach according to our internal rating classes.

	Internal UBS ratings
in %	Investment grade			Sub-investment grade		Regulatory net credit exposure-weighted average risk weight
Internal UBS ratings	0/1	2/3	4/5	6–8	9–13	31.12.11	31.12.10

Regulatory net credit exposure-weighted average risk weight

Corporates	15	11	43	52	87	35	35

Sovereigns	1	11	93	85	78	14	13

Banks	5	13	33	71	134	20	18

Retail

Residential mortgages		1	6	10	30	7	8

Lombard lending		3	10	19	30	4	5

Other retail		3	3	53	23	42	41

Average 31.12.11	2	9	20	37	77	19

Average 31.12.10	4	10	17	25	74		18

Standardized approach

The standardized approach is generally applied where it is not possible to use the advanced internal ratings-based approach and/or where an exemption from the advanced internal ratings-based approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by External Credit Assessment Institutions (ECAI) or Export Credit Agencies to determine the risk weightings applied to rated counterparties. We use ECAI risk assessments to determine the risk weightings for the following classes of exposure:

–	central governments and central banks
–	regional governments and local authorities
–	multilateral development banks
–	institutions
–	corporates

We use three FINMA-recognized ECAI for this purpose: Moody’s Investors Service, Standard & Poor’s Ratings Group and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Risk, treasury and capital management

Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for our credit portfolio exposures treated under the standardized approach, according to BIS defined exposure segments.

CHF million	Total exposure					Total exposure
Risk weight	0%	>0–35%	36–75%	76–100%	150%	31.12.11	31.12.10

Regulatory gross credit exposure

Corporates		8,748	863	18,445	183	28,241	31,541

Sovereigns[1]	48,315	111	35	300		48,761	68,500

Banks		5,714	2,009	5	20	7,749	5,767

Retail

Residential mortgages		1,265	2,848	1,126	1	5,240	2,359

Lombard lending

Other retail			3,260		25	3,285	2,785

Total 31.12.11	48,315	15,838	9,015	19,877	229	93,275

Total 31.12.10	68,201	13,075	6,104	23,161	411		110,953

Regulatory net credit exposure[2]

Corporates		8,748	863	14,182	169	23,963	26,739

Sovereigns[1]	48,315	111	35	291		48,752	68,475

Banks		5,714	1,958	5	20	7,698	5,660

Retail

Residential mortgages		1,265	2,820		1	4,085	1,694

Lombard lending

Other retail			3,258		25	3,283	2,784

Total 31.12.11	48,315	15,838	8,935	14,479	215	87,781

Total 31.12.10	68,201	12,968	6,113	17,673	397		105,352

1  Includes high-quality liquid short-term securities issued by governments and government-controlled institutions. 2 For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral which is eligible for recognition in the regulatory capital calculation under the standardized approach, according to BIS defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	31.12.11	31.12.10	31.12.11	31.12.10

Exposure segment

Corporates	23,963	26,739	5,211	7,252

Sovereigns	48,752	68,475	40	26

Banks	7,698	5,660	1,188	1,948

Retail

Residential mortgages	4,085	1,694	1,155	664

Lombard lending

Other retail	3,283	2,784	3	2

Total	87,781	105,352	7,596	9,891

1  Reflects the impact of the application of regulatory haircuts. For traded products, these haircuts are the difference between the IFRS reported values and the regulatory net credit exposure.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Impairment, default and credit loss

As illustrated in the tables below, our impaired assets decreased 18% on 31 December 2011 compared with 31 December 2010, mainly due to sales of legacy loan positions.

Impaired assets by region

This table shows a breakdown of credit exposures arising from impaired assets and allowances/provisions according to BIS defined exposure segments. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions, and derivative transactions.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Impaired assets net of specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions[2]	Total allowances, provisions and specific credit valuation adjustments[2]	Total allowances, provisions and specific credit valuation adjustments 31.12.10
Switzerland	210,181	870	(475)	394	(128)	(604)	(609)

Rest of Europe	120,612	735	(220)	515		(220)	(267)

North America[3]	189,198	2,739	(1,461)	1,278	(3)	(1,465)	(1,444)

Latin America	7,582	37	(27)	10		(27)	(25)

Asia Pacific	51,312	66	(45)	21		(45)	(41)

Middle East and Africa	6,479	17	(34)	(17)		(34)	(32)

Total 31.12.11	585,364	4,465	(2,263)	2,201	(131)	(2,395)

Total 31.12.10	573,174	6,468	(2,370)	4,097	(47)		(2,418)

1  Values of defaulted derivative contracts (CHF 2,143 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2  Collective credit valuation adjustments of CHF 1,073 million are partially included in the upper tier 2 capital and therefore not included in this table.  3  Includes the Caribbean.

Impaired assets by exposure segment

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for derivatives.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions [2]	Total allowances, provisions and specific credit valuation adjustments[2]	Write-offs for the year ended 31.12.11	Total allowances, provisions and specific credit valuation adjustments 31.12.10
Corporates	197,622	4,058	(2,081)		(2,081)	(267)	(2,083)

Sovereigns	107,666	14	(10)		(10)	(1)	(10)

Banks	77,287	22	(15)		(15)	(4)	(30)

Retail

Residential mortgages	124,805	232	(66)		(66)		(68)

Lombard lending	73,681	42	(37)		(37)		(120)

Other retail	4,303	97	(54)		(54)	(27)	(59)

Not allocated segment[3]				(131)	(131)		(47)

Total 31.12.11	585,364	4,465	(2,263)	(131)	(2,395)	(299)

Total 31.12.10	573,174	6,468	(2,370)	(47)	(2,418)	(1,505)	(2,418)

1  Values of defaulted derivative contracts (CHF 2,143 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2  Collective credit valuation adjustments of CHF 1,073 million are partially included in the upper tier 2 capital and therefore not included in this table.  3  Collective loan loss allowances and provisions are not allocated to individual counterparties.

Risk, treasury and capital management

Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for defaulted derivatives.

CHF million	Specific allowances and provisions for banking products and securities financing	Specific credit valuation adjustments for derivatives	Total specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions[1]	For the year ended 31.12.11	For the year ended 31.12.10
Opening balance as of 1.1.11	1,240	1,130	2,370	47	2,418	Opening balance as of 1.1.10	5,881

Write-offs	(500)		(500)	(1)	(501)		(1,505)

Recoveries (on written-off positions)	51		51		51		79

Increase/(decrease) in allowances, provisions and specific credit valuation adjustments [2]		303	303	84	387		(1,615)

Foreign currency translations and other adjustments	17	56	73		73		(421)

Transfers		(32)	(32)		(32)

Closing balance as of 31.12.11	807	1,457	2,263	131	2,395	Closing balance as of 31.12.10	2,418

1  Collective credit valuation adjustments of CHF 1,073 million are partially included in the upper tier 2 capital and therefore not included in this table.  2  Represents total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).

Total expected loss and actual credit loss

This table provides a breakdown of the one-year expected loss estimate on our credit portfolios (including lending, derivative and securities financing portfolios) calculated as of 31 December 2010, and the actual IFRS credit loss amount (including credit valuation adjustments on derivatives) charged against our income statement in 2011, according to BIS defined exposure segments of the advanced internal ratings-based approach. Comparison between our expected and actual losses has certain limitations as the two measures are not directly comparable. In particular our expected loss estimate is an annualized average expected loss measure which takes into account our historical loss experience, whereas actual loss represents our credit loss expense charged to the income statement in the financial year. The difference in our expected and actual loss amounts resulted from credit recoveries and from lower-than-expected actual losses in 2011.

	Expected loss	Actual credit (loss)/recovery and credit valuation adjustments
CHF million	31.12.10	For the year ended 31.12.11			For the year ended 31.12.10
	Total expected loss	Actual credit (loss)/recovery	Specific credit valuation adjustments for defaulted derivatives	Total actual credit (loss) / recovery and credit valuation adjustments	Total actual credit (loss)/recovery and credit valuation adjustments
Corporates[1]	(336)	(18)	(303)	(321)	1,577

Sovereigns	(27)

Banks	(40)	(1)		(1)	26

Retail

Residential mortgages	(62)	3		3	1

Lombard lending	(30)	12		12	5

Other retail		(5)		(5)	(2)

Not allocated [2]		(75)		(75)	7

Total	(494)	(84)	(303)	(387)	1,615

1  Includes actual credit recovery from securities, which amounted to CHF 9 million.

   2  Includes changes in collective loan loss allowances and provisions.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Other credit risk information

Our credit derivatives trading is predominantly on a collateralized basis. This means that our credit exposures arising from our derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings (for example a large bank or broker-dealer) is typically under an International Swaps and Derivatives Association master trading agreement and credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter derivatives, are netted and included in the calculation of the collateral required to be posted. Trading with lower rated counterparties (for example, hedge funds) would also generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from over-the-counter derivative activities. Under the terms of the International Swaps and Derivatives Association master trading agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid fixed income securities, is available to cover any amounts due under those derivative transactions.

Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market-wide credit event auction process. This has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. We did not experience any significant losses from failed settlements on CDS contracts in 2011.

The vast majority of our CDS trading activity is conducted by the Investment Bank. The “Credit derivatives portfolio (split by counterparty)” table provides further analysis of the Investment Bank’s CDS counterparties based on notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of the Investment Bank’s CDS counterparties were market professionals. Based on the same notional measure, approximately 98% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis.

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

CHF million	31.12.11	31.12.10
Gross positive replacement values	486,584	401,146

Netting benefits recognized for regulatory purposes	(383,338)	(301,515)

Collateral held	(50,955)	(41,592)

Net current credit exposure	52,291	58,039

Regulatory net credit exposure (total counterparty credit risk)	72,558	73,879

of which: determined by internal models (effective expected positive exposure [EPE])	57,874	60,843

of which: determined by supervisory approaches (current exposure method)	14,684	13,036

Breakdown of the collateral held

Cash collateral	45,572	36,520

Securities collateral and debt instruments collateral (excluding equity)	5,055	4,837

Equity instruments collateral	109	120

Other collateral	218	115

Total collateral held	50,955	41,592

Risk, treasury and capital management

Credit derivatives1,2

This table provides an overview of our credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio risks (banking book for regulatory purposes) and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	31.12.11	31.12.10
Credit default swaps	22,348	3,719	26,067	1,279,326	1,236,239	2,515,565	2,541,632	2,304,549

Total return swaps				4,280	123	4,403	4,403	8,931

Total 31.12.11	22,348	3,719	26,067	1,283,606	1,236,362	2,519,968	2,546,035

Total 31.12.10	28,650	2,602	31,252	1,167,228	1,115,000	2,282,228		2,313,480

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

Credit derivatives portfolio (split by counterparty)1

	% of total notional		% of buy notional		% of sell notional
	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10

Portfolio segment

Developed markets commercial banks	60	59	59	58	61	60

Broker-dealers, investment and merchant banks	23	25	23	25	23	25

Hedge funds	1	2	1	1	2	3

All other	16	15	18	17	14	12

1  Counterparty analysis based on notional CDS exposures of the Investment Bank sourced from credit risk systems.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Investment positions

The regulatory capital view for investment positions differs from the IFRS view primarily due to the following:

(i)

differences in the basis of valuation, e.g. financial investments available for sale are subject to fair value accounting under IFRS but have to be treated under the “lower-of-cost-or-market” concept for regulatory capital purposes;

(ii)	the use of different frameworks to determine regulatory capital, e.g. tradable assets are treated under market risk value-at-risk (VaR); and
(iii)	differences in the scope of consolidation, e.g. certain special purpose entities are consolidated for IFRS but not for regulatory capital.

Equities disclosure for banking book positions

The table below shows the three different equity investment categories held in the banking book with their amounts as disclosed for IFRS, followed by the regulatory capital adjustment amount. This adjustment considers the above mentioned differences to IFRS resulting in the total regulatory equity exposure under BIS, the corresponding risk-weighted assets and the capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to the equity investments. We had no unrealized revaluation losses that had not been recognized for available-for-sale investments.

CHF million	Book value
	31.12.11	31.12.10
Equity investments

Financial investments available-for-sale	873	1,359

Financial assets designated at fair value	730	856

Investments in associates	795	790

Total equity investments under IFRS	2,397	3,006

Regulatory capital adjustment	604	281

Total equity exposure under BIS	3,001	3,287

of which: to be risk-weighted

publicly traded	173	390

privately held[1]	1,427	1,513

of which: deducted from equity	1,402	1,384

RWA according to simple risk weight method	3,310	3,691

Capital requirement according to simple risk weight method	265	295

Total capital charge	1,667	1,679

Net realized gains / (losses) and unrealized gains from equities

Net realized gains/(losses) from disposals	(9)	270

Unrealized revaluation gains	49	68

of which: included in tier 2 capital	22	31

1  Includes CHF 717 million exposure booked in trust entities that did not generate RWA (CHF 842 million on 31 December 2010).

Risk, treasury and capital management

Market risk

As a result of the implementation of Basel 2.5, risk-weighted assets (RWA) attributable to market risk increased to CHF 49.2 billion as of 31 December 2011 compared with CHF 20.8 billion under Basel II as of 31 December 2010. The increased RWA are composed of a new incremental risk charge (CHF 19.6 billion of RWA), stressed VaR requirement (CHF 13.1 billion of RWA) and comprehensive risk measure requirement (CHF 8.6 billion of RWA). These increases were partially offset by a RWA relief in VaR of CHF 1.3 billion due to the exclusion of the specific market risk for securitization in the trading book under Basel 2.5 and a decrease in exposure of CHF 11.6 billion. The market risk regulatory capital requirement is 8% of the respective risk-weighted assets. Market risk regulatory capital and risk-weighted assets are based on our VaR model and subject to regulatory determined multipliers.

The following VaR tables for 2011 include positional risks relating to the unauthorized trading incident announced in the third quarter of 2011.

Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by business division.

	Basel II – for the year ended 31.12.11						Basel 2.5 – for the year ended	Basel II – for the year ended 31.12.10
CHF million	Min.		Max.		Average	31.12.11	31.12.11	Min.		Max.		Average	31.12.10
Business divisions

Investment Bank	131		1,374		449	142	132	132		546		306	389

Wealth Management & Swiss Bank	0		1		1	0	0	0		1		1	1

Wealth Management Americas	11		25		16	24	24	13		30		21	14

Global-Asset Management	0		1		1	0	0	0		1		1	1

Corporate Center	8		47		17	9	9	5		71		22	13

Diversification effect		[1]		[1]	(20)	(25)	(24)		[1]		[1]	(27)	(17)

Total regulatory VaR, Group	139		1,386		463	150	142	140		561		323	401

Diversification effect (%)					(4)	(14)	(14)					(8)	(4)

Total regulatory VaR, Group, excluding the effect of unauthorized trading incident	139		819		394	150

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Investment Bank: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Investment Bank’s minimum, maximum, average and period-end regulatory VaR by risk type.
	Basel II – for the year ended 31.12.11[1]						Basel 2.5 – for the year ended	Basel II – for the year ended 31.12. 10
CHF million	Min.		Max.		Average	31.12.11	31.12.11	Min.		Max.		Average	31.12.10
Risk type

Equities	42		1,171		150	52	52	47		133		68	64

Interest rates	42		182		103	64	64	54		138		95	96

Credit spreads	189		860		471	189	189	225		635		422	386

Foreign exchange	16		121		53	57	57	8		88		28	41

Energy, metals and commodities	7		51		18	17	17	5		44		12	43

Diversification effect		[2]		[2]	(346)	(237)	(247)		[2]		[2]	(319)	(242)

Total regulatory VaR, Investment Bank	131		1,374		449	142	132	132		546		306	389

Diversification effect (%)					(44)	(63)	(65)					(51)	(38)

1  Excluding the effect of the unauthorized trading incident, the Investment Bank and equities regulatory maximum VaR figures were CHF 799 million and CHF 303 million, respectively.  2  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Group: regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)[1]

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory backtesting VaR by business division.
		Basel II – for the year ended 31.12.11				Basel 2.5 – for the year ended	Basel II – for the year ended 31.12.10
CHF million		Min.	Max.	Average	31.12.11	31.12.11	Min.	Max.	Average	31.12.10
Investment Bank	Regulatory VaR[2]	50	388	118	56	55	57	110	82	93

Group	Regulatory VaR[2]	50	390	120	58	58	58	114	84	94

Group, excluding the effect of unauthorized trading incident	Regulatory VaR	48	154	90	58

1  10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other.   2  Backtesting is based on 1-day 99% regulatory VaR.

Risk, treasury and capital management

Stressed value-at-risk

Stressed VaR is a 10-day 99% measure calibrated to a 1 year period of significant financial stress relevant to the current portfolio of UBS Group. Stressed VaR adopts broadly the same methodology as VaR with modifications as required to calibrate the model to a historical stress period.

Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s period-end regulatory stressed VaR by business division.
	For the year ended 31.12.11
CHF million	Min.[1]	Max.[1]	Average[1]	31.12.11
Business divisions

Investment Bank				173

Wealth Management & Swiss Bank				0

Wealth Management Americas				31

Global Asset Management				0

Corporate Center				14

Diversification effect				(39)

Total stressed VaR, Group				181

Diversification effect (%)				(18)

Total stressed VaR, Group, excluding the effect of unauthorized trading incident				181

1  Because this is a new requirement under Basel 2.5, which only became effective as of 31 December 2011, the minimum, maximum and average values are therefore not shown.

Investment Bank: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Investment Bank’s period-end regulatory stressed VaR by risk type.
	For the year ended 31.12.11
CHF million	Min.[1]	Max.[1]	Average[1]	31.12.11
Risk type

Equities				65

Interest rates				54

Credit spreads				355

Foreign exchange				88

Energy, metals and commodities				22

Diversification effect				(410)

Total stressed VaR, Investment Bank				173

Diversification effect (%)				(70)

1  Because this is a new requirement under Basel 2.5, which only became effective as of 31 December 2011, the minimum, maximum and average values are therefore not shown.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Incremental risk charge

The incremental risk charge (IRC) represents an estimate of the default and migration risk of unsecuritized credit products held in the trading book, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, a constant position assumption is applied; i.e. all positions in the IRC portfolio have a one-year liquidity horizon and hence are kept unchanged over this time period.

The portfolio default and credit migrations loss distribution is estimated using a Monte Carlo simulation of correlated credit migration events (defaults and credit rating changes) for all issuers in the IRC portfolio, based on a Merton-type model. For each position, default losses are calculated based on the maximum default exposure measure (loss on a current position in case of an immediate default event and assuming zero recovery) and a random recovery concept. To account for the default basis risk different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate credit migration losses a linear (delta) approximation is used: a loss due to a migration event is calculated as the credit spread change multiplied by the corresponding sensitivity of a position to the credit spread changes.

Our IRC methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval.

Group: incremental risk charge

This table provides a breakdown of the Group’s period-end regulatory incremental risk charge by business division.
	For the year ended 31.12.11
CHF million	Min.[1]	Max.[1]	Average[1]	31.12.11
Business divisions

Investment Bank				1,349

Wealth Management & Swiss Bank

Wealth Management Americas				82

Global Asset Management

Corporate Center				306

Diversification effect				(303)

Total incremental risk charge, Group				1,435

Diversification effect (%)				(17)

1  Because this is a new requirement under Basel 2.5, which only became effective as of 31 December 2011, the minimum, maximum and average values are therefore not shown.

Comprehensive risk charge

Comprehensive risk measure (CRM) represents an estimate of the default and complex price risk including the convexity and cross convexity of the correlation trading portfolio across spread, correlation and recovery; measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, a constant position assumption is applied; i.e. all positions in the CRM portfolio have a one-year liquidity horizon and hence are kept unchanged over this time period.

The CRM loss distribution is estimated using Monte Carlo simulation of real-world defaults between the spot and the end of the one-year horizon date, and calculates resulting cash flows in the CRM portfolio. The portfolio is then revalued on the one-year horizon date, with inputs such as credit spreads and index basis being migrated from spot to horizon date. The 99.9% worst percentile is then taken from the resulting profit or loss distribution, which is the CRM model result.

Our CRM methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval. It is subject to qualitative minimum standards as well as stress testing requirements. The calculated CRM measure for regulatory capital purposes is subject to a floor calculation equal to 8% of the equivalent capital charge under a the securitization framework

Group: comprehensive risk charge

This table provides a breakdown of the Group’s period-end regulatory comprehensive risk charge for the Investment Bank.
	For the year ended 31.12.11
CHF million	Min.[1]	Max.[1]	Average[1]	31.12.11
Investment Bank				636

Group				636

1  Because this is a new requirement under Basel 2.5, which only became effective as of 31 December 2011, the minimum, maximum and average values are therefore not shown.

Risk, treasury and capital management

Securitization

This section provides details on traditional and synthetic securitization exposures held in the banking and trading book and the regulatory capital associated with these exposures, based on the revised Basel II market risk framework (commonly referred to as Basel 2.5). In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to a special purpose entity which is established to own the loan pool and to issue tranched securities to third-party investors referencing the pool of loans. In a synthetic securitization, we retain legal ownership of the securitized pools of assets, but transfer the associated credit risk (typically) to a special purpose entity through guarantees, credit derivates or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations. We act in different roles in securitization transactions. As originator we create or purchase financial assets which are then securitized in traditional or synthetic securitization transactions, achieving a significant risk transfer to third party investors. As sponsor we manage or advise securitization programs. In line with the Basel framework sponsoring includes underwriting, i.e. placing securities into the market.

In 2011 under Basel 2.5, trading book securitization positions were added to the securitization framework in addition to the securitization positions held in the banking book. Also higher risk weights have been introduced for re-securitization positions.

Risk-weighted assets attributable to securitization positions increased to CHF 7.3 billion as of 31 December 2011 compared with CHF 7.1 billion as of 31 December 2010. The increase was mainly due to the abovementioned changes. Risk-weighted assets attributable to trading book positions contributed CHF 3.1 billion and re-securitizations in the banking book CHF 0.5 billion to the increase. This was offset by CHF 3.4 billion of reductions in securitization positions in the banking book during the year.

Objectives, roles and involvement

Securitization in the banking book

The majority of our securitization positions held in the banking book are legacy risk positions, a significant amount of which were reclassified under IFRS from Held for trading to Loans and receivables in the fourth quarter of 2008 and the first quarter of 2009. As of 31 December 2011, this portfolio included mainly collateralized debt obligations and collateralized loan obligations with credit default swap protection purchased from monoline insurers as well as US commercial mortgage-backed securities, residential mortgage-backed securities, the global reference-linked note program and student loan auction rate securities. We also have a synthetic securitization structure over part of the credit risk in our over the counter derivatives portfolio.

During 2011, we have acted in both originator and sponsor roles. As originator, we sold originated commercial mortgage loans into a third party securitization program. As sponsor, we managed or advised securitization programs and helped to place the securities into the market.

Securitization and re-securitization positions in the banking book are valued either at fair value or at amortized cost less impairment. Impairment is assessed based on the basis of the net present value of future cash flows expected from the instrument, which are derived from underlying pool.

Securitization in the trading book

Securitizations (including correlation products) held in the trading book are part of the trading activities within the Investment Bank, which typically include market-making and client facilitation. During the year, we were also involved in the placement of securitizations of assets originated by other institutions in the market, i.e. acted in a sponsor role. Included in the trading book are positions in our correlation book, legacy positions in leveraged super senior tranches as well as re-securitizations of corporate credit exposure. In the trading book, securitization and re-securitization positions are reported at either market value or the aggregate of notional amount and the associated replacement value of the exposures securitized at the balance sheet date.

Type of special purpose entities and affiliated entities involved in the securitization transactions

For the securitization of third party exposures, the type of special purpose entities is selected as appropriate based on the type of transaction being undertaken. Examples of this include limited liability corporations, common law trusts and depositor entities.

We manage or advise the following significant groups of affiliated entities that invest in exposures we have securitized or in special purpose entities that we sponsor: North Street, Brooklands, and East Street are involved in the US, European and Asia Pacific reference-linked note programs. The Mortgage Backed Securities Consolidated Trust is an entity used to consolidate both UBS / non-UBS issued securitizations if it is determined that we hold the majority of the risk and rewards of a deal retained within the trading portfolio.

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization portfolio is subject to specific monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm wide earnings-at-risk, capital-at-risk and combined stress test metrics.

    The trading book securitization positions are subject to multiple risk limits. As part of managing risks within the pre-defined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may however expose the firm to basis risks as the hedge instrument and the position being hedged may not always move in parallel. Such basis risks are considered within the overall limits measurement. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits as with any other trading activities.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Regulatory capital treatment of securitization structures

Except in the cases described below, in both the banking and trading book we generally apply the ratings-based approach to securitization positions using Moody’s, Standard & Poor’s and Fitch ratings. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note program.

è	Refer to the “Market risk” section of this report for more information on reference-linked notes

For purposes of determining regulatory capital and the Pillar 3 disclosure, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach depending on the category of the underlying security itself. If the underlying security was reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to the synthetic securitization of a portfolio of counterparty credit risk resulting from over-the-counter derivatives where an external rating was not sought. The supervisory formula approach is also applied for leveraged super senior tranches.

In the trading book the comprehensive risk measure (CRM) is used for the correlation portfolio as defined by Basel 2.5 requirements. This broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not securitizations (e.g. credit default swap and credit default swap indices).

We do not apply the concentration ratio approach or the internal assessment approach for securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach, and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for information on our accounting policies that relate to our securitization activities – primarily item 3 of Note 1 on “Special purpose entities” and item 12 on “Securitization structures set up by UBS”. For the purposes of disclosure under the Basel 2.5 Pillar 3 requirements, we disclose in this section our intention to securitize exposures as an originator after the pricing of a deal has been fixed. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place. We recognize liabilities on our balance sheet for arrangements that require us to provide financial support for securitized assets.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which have been applied under Pillar 1 in the respective period presented.

Furthermore, as of 31 December 2011 we have implemented a new presentation policy. Under this policy, we will not amend comparative prior period numbers for presentational changes which are triggered by new and revised information from third party providers, provided that the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization”. These guidelines were slightly revised in 2009 / 2010 and this report is in compliance with all material aspects of the publication.

Risk, treasury and capital management

Securitization in the banking book

Banking book – securitization activity of the year

This table outlines the exposures (i.e. deal size at inception) we securitized in the banking book in 2011 and 2010, respectively. Gains or losses recognized on sales of underlying assets into traditional securitization structures where we acted as the originator of the underlying assets are also disclosed.

Traditional securitization amounts disclosed in this table reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

Securitized exposures are split into two parts, those where we have retained any securitization positions and/or continue to be involved on an ongoing basis (e.g. credit enhancement, implicit support) and those where we have no retained securitization positions and/or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under “Originator”, and the total amount of the underlying assets securitized is reported under “Sponsor”. As a result, CHF 2.8 billion has been disclosed twice in 2011, once under “Originator” and once under “Sponsor”.

	Originator				Sponsor
	Traditional		Synthetic		Realized gains/losses on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages	2,789				80	6,232

Credit card receivables

Leasing

Loans to corporates or SME

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.11	2,789	0	0	0	80	6,232	0

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or SME

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			1,715

Total 31.12.10	0	0	1,715	0	0	0	0

Risk, treasury and capital management

Basel 2.5 Pillar 3

Banking book – total outstanding securitized exposures

Traditional securitization amounts disclosed in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we disclose either the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

Disclosure is made where we have retained or originated securitization positions at the balance sheet date in the banking book and/or are otherwise involved on an ongoing basis (e.g. credit enhancement, implicit support). Where we have retained positions in both the banking book and the trading book, the outstanding exposure is presented in the banking book. The table also includes securitization activities of the year 2011 where we retained/purchased positions.

After the year of inception, the securitization activities in which we acted both as originator and sponsor will be reported solely under “Sponsor”, provided we have continuously retained/purchased positions (these are also included in the table on the previous page).

All values in this table are as of the balance sheet date.

	31.12.11				31.12.10[1]
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	2,589		6,071		1,526		2,960

Commercial mortgages	2,767	150	22,210			149	31,339

Credit card receivables

Leasing			341				341

Loans to corporates or SME			872				3,401

Consumer loans

Student loans			20,295				32,368

Trade receivables

Re-securitizations	5,034	3,594	3,210		3,462	2,126	3,498

Other	597	1,861	1,760			4,401	3,811

Total	10,987	5,605	54,759	0	4,988	6,676	77,718	0

1 2010 numbers have been restated to align the disclosure with our securitization presentation and disclosure policy which requires Pillar 3 disclosures to follow the capital adequacy treatment under Pillar 1 in the respective period presented and to include certain transactions which we have sponsored but which were erroneously not included in previous disclosures. Total amounts for “Originator / Traditional” and “Originator / Synthetic” have been reduced by CHF 3,908 million and CHF 1,176 million, respectively. The total amount for “Sponsor / Traditional” has been increased by CHF 1,338 million compared with the numbers disclosed for 31 December 2010 in the report “Our Basel II Pillar 3 disclosure for first half 2011”.

Banking book – impaired or past due securitized exposures

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date for transactions where we acted as originator or sponsor in the banking book. Where we did not retain positions, impaired or past due information is only reported in the year of inception. Where available, past due information was derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	31.12.11			31.12.10[1]
	Originator		Sponsor	Originator		Sponsor
CHF million	Securitization positions retained	No securitiza- tion positions retained		Securitization positions retained	No securitiza- tion positions retained
Residential mortgages	1,531		1,486	778		453

Commercial mortgages	43		975	41		2,041

Credit card receivables

Leasing

Loans to corporates or SME

Consumer loans

Student loans			1,122			1,571

Trade receivables

Re-securitizations	5,547			4,490

Other	1,010		30	316		46

Total	8,131	0	3,613	5,625	0	4,111

1 2010 numbers have been restated to align the disclosure with our securitization presentation and disclosure policy which requires Pillar 3 disclosures to follow the capital adequacy treatment under Pillar 1 in the respective period presented and to include certain transactions which we have sponsored but which were erroneously not included in previous disclosures. Total amounts for “Originator / Securitization positions retained” and “Sponsor” have been reduced by CHF 3,705 million and CHF 2,073 million, compared with the numbers disclosed for 31 December 2010 in the report “Our Basel II Pillar 3 disclosure for first half 2011”.

Risk, treasury and capital management

Banking book – losses recognized from retained securitization positions

This table provides a breakdown of year-to-date losses we have recognized on securitization positions retained or purchased in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument under the Basel 2.5 framework for the retained or purchased position. We report such positions partially on a fair value and partially on an amortized cost less impairment basis.

	31.12.11		31.12.10
CHF million	Originator	Sponsor	Originator	Sponsor
Residential mortgages	2	1	2

Commercial mortgages	4	11		6

Credit card receivables

Leasing		1

Loans to corporates or SME				1

Consumer loans

Student loans		4

Trade receivables

Re-securitizations	1	5	1	14

Other		4	1	21

Total	7	26	3	41

Banking book – outstanding exposures intended to be securitized

We only disclose our intention to securitize exposures when we act as originator and after the pricing of a deal has been fixed. On this basis, as of 31 December 2011, no exposures in the banking book were intended to be securitized.

Banking book – securitization positions retained or purchased

This table provides a breakdown of securitization positions which we have retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is either the net exposure amount at default subject to risk-weighting or the carrying value subject to capital deduction at the balance sheet date.

	31.12.11		31.12.10
CHF million	On balance sheet	Off balance sheet	On balance sheet	Off balance sheet
Residential mortgages[1]	810	1,000	1,045

Commercial mortgages	584		2,100

Credit card receivables			53

Leasing	62		130

Loans to corporates or SME	331		1,855

Consumer loans	1		4

Student loans	5,468		9,475

Trade receivables

Re-securitizations[2]	1,632		4,824

Other	3,303		4,715

Total	12,189	1,000	24,201	0

1 As of 31 December 2010, Alt-A, subprime residential mortgage-backed exposures of CHF 1,651 million were underpinned on the basis of the standardized approach. Hence these exposures were not disclosed in this table for 31 December 2010, instead they were disclosed in the credit risk exposure section. In 2011, these positions were subject to the securitization framework and included in the table in the line “Residential mortgages” for 31 December 2011.  2  It is our policy to present Pillar 3 disclosures in line with the respective capital adequacy treatment under Pillar 1. In 2010, the capital adequacy treatment under Pillar 1 for banking book securitization and re-securitization structures was identical. In 2011, following the implementation of Basel 2.5, the differentiation between securitizations and re-securitizations became relevant for Pillar 1 capital adequacy purposes. As a consequence, we have refined our processes to differentiate between securitization types and applied the revised presentation principles prospectively. Securitization transactions of CHF 2,332 million presented under re-securitizations as of 31 December 2010 are presented in the line “Other” (CHF 970 million) and “Loans to corporates or SME” (CHF 1,362 million) on 31 December 2011.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Banking book – capital charge for securitization / re-securitization positions retained or purchased

These tables provide the capital charge for securitization/re-securitization positions we have purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach. Neither table contains capital deductions. With the introduction of Basel 2.5, re-securitization positions require a higher capital charge. No comparative numbers for 31 December 2010 are provided as this information is disclosed for the first time under Basel 2.5.

Capital charge for securitization positions retained or purchased

	31.12.11
CHF million	Capital charge ratings-based approach	Capital charge supervisory formula approach
over 0 – 10%	2

over 10 – 15%	45	15

over 15 – 20%	27

over 20 – 35%	7

over 35 – 50%	4

over 50 – 75%	7

over 75 – 100%	10

over 100 – 250%	47

over 250 – 1,250%	87

Total	237	15

Capital charge for re-securitization positions retained or purchased

	31.12.11
CHF million	Capital charge ratings-based approach	Capital charge supervisory formula approach
over 0 – 10%

over 10 – 15%

over 15 – 20%	1

over 20 – 35%	1

over 35 – 50%	38

over 50 – 75%	2

over 75 – 100%	1

over 100 – 250%	4

over 250 – 1,250%	14

Total	61	0

Risk, treasury and capital management

Banking book – deductions from eligible capital related to securitization positions retained or purchased

This table outlines the capital deductions related to securitization positions we have retained or purchased in the banking book irrespective of our role in the securitization transaction. At the balance sheet dates, we neither had securitization positions which would be required to be deducted entirely from BIS tier 1 capital, nor did we hold credit-enhancing interest-only strips that were required to be deducted.

	31.12.11	31.12.10
CHF million	Positions deducted from BIS tier 1 capital and BIS tier 2 capital	Positions deducted from BIS tier 1 capital and BIS tier 2 capital
Residential mortgages	672	238

Commercial mortgages	242	266

Credit card receivables

Leasing	38	57

Loans to corporates or SME	27

Consumer loans	1	1

Student loans	496	1,489

Trade receivables

Re-securitizations	432	808

Other	1,116	131

Total	3,024	2,990

Risk, treasury and capital management

Basel 2.5 Pillar 3

Banking book – securitization exposures subject to early amortizations

We currently do not have securitization structures in the banking book that are subject to early amortization treatment.

Banking book – re-securitization positions retained or purchased and broken down according to guarantor credit-worthiness categories

The upper part of this table shows the total of re-securitization positions (cash as well as synthetic) held in the banking book broken down into positions for which credit risk mitigation has been recognized versus positions where no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivates with third party protection sellers as well as financial collateral received. Both protection sellers and financial collateral must be eligible under Basel 2.5 regulations.

The lower part of this table shows the re-securitization positions which have an integrated insurance wrapper, split into positions with investment grade, sub-investment grade and defaulted insurance. The values disclosed in both tables are the net exposure amount at default at the balance sheet date.

Banking book – re-securitization positions retained or purchased

CHF million	With credit risk mitigation	Without credit risk mitigation	Total
Total 31.12.11	0	1,632	1,632

Banking book – re-securitization positions broken down according to guarantor creditworthiness categories1

CHF million

0/1	Investment grade

2		3

3		3

4

5

6	Sub-investment grade

7

8

9

10

11

12		34

13

14	Defaulted	16

Total 31.12.11		57

1 Internal UBS rating scale.

Risk, treasury and capital management

Securitization in the trading book

Trading book – securitization activity of the year

This table outlines the total exposures (i.e. deal size at inception) which were securitized in the trading book in 2011. The activity is further broken down by our role (originator/sponsor) and by type (traditional/synthetic).

During 2011, we only acted as sponsor by either advising securitization programs or placing securities into the market.

	Originator				Sponsor
	Traditional		Synthetic		Realized gains/losses on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages						55

Credit card receivables

Leasing						495

Loans to corporates or SME						422

Consumer loans

Student loans						2,796

Trade receivables

Re-securitizations						2,074

Other						5,780

Total 31.12.11	0	0	0	0	0	11,622	0

Trading book – total outstanding securitized exposures

This table outlines exposures (i.e. outstanding deal size) in the trading book where we have acted as originator and/or sponsor and have retained securitization positions in the trading book. Where we have not retained positions, the outstanding deal size is only disclosed in the year of inception. The value disclosed is the notional of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	897		14,223

Commercial mortgages			15,010

Credit card receivables

Leasing			282

Loans to corporates or SME			920

Consumer loans

Student loans			2,796

Trade receivables

Re-securitizations			2,074

Other			10,375

Total 31.12.11	897	0	45,681	0

Risk, treasury and capital management

Basel 2.5 Pillar 3

Trading book – total outstanding exposures intended to be securitized

We disclose our intention to securitize exposures only when we act as originator and after the pricing of a deal has been fixed. On this basis, as of 31 December 2011, no exposures in the trading book were intended to be securitized.

Trading book – aggregated amount of securitized exposures subject to the market risk approach

This table provides a split of the total outstanding exposures which we have securitized in the trading book in the role of originator and/or sponsor. Disclosure is made only where we have retained positions in the trading book. The amount disclosed is the notional amount of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	897		14,223

Commercial mortgages			14,955

Credit card receivables

Leasing			282

Loans to corporates or SME			920

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			4,595

Total 31.12.11	897	0	34,975	0

Trading book – securitization positions retained or purchased subject to the securitization framework for specific risk

This table provides a breakdown of securitization positions which we have purchased or retained in the trading book, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible off-setting of cash and derivative positions. Net long and net short amounts are the result of off-setting cash and derivative positions to the extent eligible under Basel 2.5. The amounts disclosed are either the market value or the aggregate of notional amount and the associated replacement value of the exposures securitized at the balance sheet date.

	Cash positions		Derivative positions		Total
CHF million	Gross long	Gross short	Gross long	Gross short	Net long	Net short
Residential mortgages	212	2	7,197	7,432	1,352	2,037

Commercial mortgages	482	12	77	695	491	637

Credit card receivables	3			939	3	469

Leasing	4				3

Loans to corporates or SME	6	4			5	4

Consumer loans	1				1

Student loans	4				3

Trade receivables	4				4

Re-securitizations	396	14	84	150	480	163

Other	299	8	17	200	199	197

Total 31.12.11[1]	1,410	40	7,376	9,416	2,542	3,506

1 Leveraged super senior tranches and re-securitized corporate credit exposure (both subject to the securitization framework) are not included in this table, but disclosed in the table ‘‘Trading Book – Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk” together with the CRM positions.

Risk treasury and capital management

Trading book – correlation products subject to the comprehensive risk measure or the securitization framework for specific-risk

This table outlines products in the correlation portfolio which we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are either subject to the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior and certain re-securitized corporate credit exposure positions. As per IFRS, the values disclosed are market values for cash positions, replacement values and notionals for derivative positions. Gross long risk trades across the portfolio have an overall negative replacement value and gross short trades have an overall positive replacement value.

	Cash positions		Derivative positions
	Market values		Replacement values		Notionals
CHF million	Gross long	Gross short	Gross long	Gross short	Gross long	Gross short
Positions subject to comprehensive risk measure	167	1,067	6,256	5,621	111,681	100,343

Positions subject to securitization framework[1]	44	0	131	188	12,511	22,936

1  Includes leveraged super senior tranches and re-securitized corporate credit exposure.

Trading book – securitization positions retained or purchased subject to the securitization framework for specific risk

This table outlines securitization positions which we have purchased or retained in the trading book subject to the securitization framework for specific risk, irrespective of our role in the securitization transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed are market values at the balance sheet date after eligible netting under Basel 2.5.

	Ratings-based approach			Supervisory formula approach
CHF million	Net long	Net short		Net long	Net short
over 0 – 10%	332	2,998	[1]

over 10 – 15%	80

over 15 – 20%	348

over 20 – 35%	372

over 35 – 50%	118

over 50 – 75%	139

over 75 – 100%	297

over 100 – 250%	78

over 250 – 1,250%	185

Total 31.12.11[2]	1,950	2,998		0	0

1  As per FINMA Circular “Market risk banks” only the higher of the net long or the net short securitization positions require a capital charge. The interim relief is granted until 31 December 2013. After the transition period both net long and net short positions require a capital charge. The amount disclosed under net short is for information only i.e. a 0% riskweight was applied. 2  Leveraged super senior tranches and re-securitized corporate credit exposure (both subject to the securitization framework) are not included in this table, but disclosed in the table “Trading Book–Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk” together with the CRM positions.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Trading book – capital charge / deductions for securitization positions related to correlation products

This table outlines the capital treatment for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior and certain re-securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between “default risk”, “migration risk” and “correlation risk”.

CHF million	31.12.11	31.12.11
	Capital charge	Deduction
Positions subject to comprehensive risk measure	690

Positions subject to securitization framework[1]	121	9

1  Includes leveraged super senior tranches and re-securitized corporate credit exposure

Trading book – capital charge for securitization positions subject to the securitization framework

This table outlines the capital charge for securitization positions subject to the securitization framework for specific risk in the trading book, split by risk weight bands and regulatory capital approach. This table does not contain capital deductions.

CHF million	Ratings-based approach	Supervisory formula approach
over 0–10%	2

over 10–15%	0

over 15–20%	6

over 20–35%	9

over 35–50%	4

over 50–75%	8

over 75–100%	13

over 100–250%	12

over 250–1,250%	75

Total 31.12.11[1]	130	0

1  Leveraged super senior tranches subject to the securitization framework are not included in this table, but disclosed in table “Trading Book – Capital charge / Deductions for securitization positions related to correlation products” together with the CRM positions.

Trading book – deductions from eligible capital related to securitization positions

This table outlines the capital deductions related to securitization positions we have retained or purchased in the trading book, irrespective of our role in the securitization transaction. As of 31 December 2011, we had no securitization positions which would need to be entirely deducted from tier 1 capital, and no deduction positions related to credit enhancing interest only strips.

CHF million	Positions deducted from BIS tier 1 capital and BIS tier 2 capital
Residential mortgages	262

Commercial mortgages	89

Credit card receivables

Leasing

Loans to corporates or SME	4

Consumer loans	1

Student loans

Trade receivables

Re-securitizations	230

Other	6

Total 31.12.11[1]	591

1  Deductions related to re-securitized corporate credit exposure are captured in table “Capital charge / deductions for securitization positions related to correlation products”.

Risk, treasury and capital management

Trading book – securitization exposures subject to early amortizations

We currently do not have securitization structures that are subject to early amortization treatment.

Trading book – re-securitization positions retained or purchased and broken down according to guarantor creditworthiness categories

The upper part of the table below outlines re-securitization positions retained or purchased which are held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, i.e. after applying off-setting to the extent it is eligible under Basel 2.5. The lower part of the table discloses the total re-securitization positions which have an integrated insurance wrapper split by positions with investment grade, sub-investment grade and defaulted insurance.

Trading book – re-securitization positions retained or purchased

CHF million	Gross-long	Gross-short	Net long	Net short
Total 31.12.11	480	163	480	163

Trading book – re-securitization positions broken down according to guarantor creditworthiness categories1

CHF million
0/1	Investment grade

2

3

4

5

6	Sub-investment grade

7

8

9

10

11

12

13

14	Defaulted	3	31	3	31

Total 31.12.11		3	31	3	31

1  Internal UBS rating scale.

Corporate

governance,

responsibility and

compensation

Audited information according to the Swiss Code of Obligations and applicable regulatory requirements and guidance

Disclosures provided in line with the requirements of articles 663bbis and 663c para. 3 of the Swiss Code of Obligations (supplementary disclosures for companies whose shares are listed on a stock exchange: compensations and participations) and applicable regulations and guidance are also included in the audited financial statements of this report. Tables containing such information are marked by a bar “audited” throughout this section.

Information assured according to the Global Reporting Initiative (GRI)

Content of the sections “Corporate responsibility” and “Our employees” has been reviewed by Ernst & Young Ltd against the GRI Sustainability Reporting Guidelines for application level A+, as evidenced in the Ernst & Young assurance report on pages 240–241. The assurance by Ernst & Young also covered relevant text and data in the Annual Report 2011 and on the website of UBS which is referenced in the GRI Index (www.ubs.com/gri)

Corporate governance, responsibility and compensation

Corporate governance

Corporate governance

Our corporate governance principles are designed to support our objective of sustainable profitability, as well as to create value and protect the interests of our shareholders and stakeholders. We use the term “corporate governance” when referring to the organizational structure of UBS and operational practices of our management.

We are subject to, and in compliance with, all relevant Swiss legal and regulatory requirements regarding corporate governance, in particular with all applicable laws, the SIX Swiss Exchange’s (SIX) Directive on Information Relating to Corporate Governance as well as the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

In addition, as a foreign company with shares listed on the New York Stock Exchange (NYSE), we are in compliance with all relevant corporate governance standards applicable to foreign listed companies.

The Board of Directors (BoD) has adopted the revised Organization Regulations of UBS AG (Organization Regulations) that came into effect on 1 January 2012 and constitute our corporate governance guidelines. The BoD has also adopted the UBS Code of Business Conduct and Ethics (the Code).

è	Refer to www.ubs.com/governance for more details on both, the Organization Regulations and the Code

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

Responsibility of the Audit Committee for appointment, compensation, retention and oversight of the Independent auditors

The Audit Committee (AC) has been assigned all the abovementioned responsibilities, except for appointment of the independent auditors, who are elected by the shareholders as per Swiss company law. The AC assesses the performance and qualification of the external auditors and submits its proposal for appointment, reappointment or removal to the full BoD, which brings its proposal to the shareholders for vote at the Annual General Meeting of Shareholders (AGM).

Discussion of risk assessment and risk management policies by the Risk Committee

In accordance with our Organization Regulations, the Risk Committee (RC) has the authority to define our risk principles and risk capacity. The

RC is responsible for monitoring our adherence to those risk principles and for monitoring whether business divisions and control units run appropriate systems for risk management and control.

Supervision of the internal audit function

The Chairman of the BoD (Chairman), the RC and the AC share responsibility for and authority to supervise the internal audit function.

Responsibility of the Human Resources and Compensation Committee for oversight of management and evaluation by the Board of Directors

Performance evaluations of our senior management, comprising the Group Chief Executive Officer (Group CEO) and Group Executive Board (GEB) members, are completed by the Chairman and the Human Resources and Compensation Committee, and are reported to the full BoD. All BoD Committees perform a self-assessment of their activities and report back to the full BoD. The BoD has direct responsibility and authority to evaluate its own performance, without preparation by a BoD Committee.

Proxy statement reports of the Audit Committee and Human Resources and Compensation Committee

Under Swiss company law, all reports addressed to shareholders are provided and signed by the full BoD, which has ultimate responsibility vis-à-vis shareholders. The Committees submit their reports to the full BoD.

Shareholders’ votes on Equity Compensation Plans

Swiss company law authorizes the BoD to approve compensation plans. Though Swiss law does not allocate such authority to the AGM, it requires that Swiss companies determine the nature and components of capital in their articles of association, and each increase of capital is required to be submitted for shareholders’ approval. This means that, if equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote on their approval.

è	Refer to the section “Board of Directors” for more information about the Board of Directors Committees
è	Refer to the section “Capital structure” for more information on capital

Corporate governance, responsibility
and compensation

Group structure and shareholders

UBS Group legal entity structure

Under Swiss company law, UBS AG is organized as a limited company; a corporation that has issued shares of common stock to investors. UBS AG is the Parent Bank of the UBS Group (Group).

Our legal entity structure is designed to support our businesses within an efficient legal, regulatory, tax and funding framework. Neither our business divisions nor the Corporate Center are separate legal entities; they primarily operate out of the Parent Bank, UBS AG, through its branches worldwide. This structure is designed to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform, and to enable the flexible and efficient use of capital. Where it is neither possible nor efficient to operate out of the Parent Bank, businesses operate through local subsidiaries. This can be the case when required for legal, tax or regulatory purposes, or when additional legal entities join the Group through acquisition.

Operational Group structure

On 31 December 2011, the operational structure of the Group comprised the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

è	Refer to the “Financial and operating performance” section of this report for more information

Listed and non-listed companies belonging to the Group

The Group includes a number of consolidated entities, none of which, however, are listed companies other than UBS AG.

è	Refer to “Note 33 Significant subsidiaries and associates” in the “Financial information” section of this report for details of significant operating subsidiary companies of the Group

Significant shareholders

Under the Federal Act on Stock Exchanges and Securities Trading of 24 March 1995, as amended (the Swiss Stock Exchange Act), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX Swiss Exchange (SIX) if the holding attains, falls below or exceeds one of the following threshold percentages: 3, 5, 10, 15, 20, 25, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the Ordinance of the Swiss Financial Market Supervisory Authority (FINMA) on Stock Exchanges and Securities Trading (the Ordinance). In particular, the Ordinance takes into account all future potential share obligations irrespective of their possible contingent nature, and prohibits the netting of acquisition positions (in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It further requires that each such position be calculated separately and reported as soon as it reaches one of the abovementioned thresholds. Nominee companies which cannot autonomously decide how voting rights are exercised, are not obligated to notify UBS and the SIX if they reach, exceed or fall below the threshold percentages.

In addition, pursuant to the Swiss Code of Obligations, UBS must disclose in its notes to the financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS AG.

According to disclosure notifications filed with UBS AG and the SIX, on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, disclosed under the Swiss Stock Exchange Act, a holding of 3.04% of the total share capital of UBS AG. On 15 April 2011, the Capital Group Companies, Inc., Los Angeles, disclosed under the Swiss Stock Exchange Act, that their holding

Shareholders registered in the UBS share register with 3% or more of shares issued
In % of shares issued	31.12.11	31.12.10	31.12.09
Chase Nominees Ltd., London	10.95	10.70	11.63

DTC (Cede & Co.), New York[1]	7.07	7.32	8.42

Government of Singapore Investment Corp., Singapore	6.41	6.41	less than 3

Nortrust Nominees Ltd., London	4.20	3.79	3.07

1  DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

Corporate governance, responsibility and compensation

Corporate governance

of 4.90% of the total share capital of UBS AG, disclosed on 8 June 2010, fell below the threshold of 3%. On 12 March 2010, the Government of Singapore, Singapore, as beneficial owner, disclosed under the Swiss Stock Exchange Act, a holding by the Government of Singapore Investment Corp. of 6.45% of the total share capital of UBS AG. On 17 December 2009, Black-Rock Inc., New York, disclosed under the Swiss Stock Exchange Act, a holding of 3.45% of the total share capital of UBS AG. In accordance with the Swiss Stock Exchange Act, the percentages indicated above were calculated in relation to the share capital reflected in the Articles of Association of UBS AG (Articles of Association) at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act can be found on the following website of the SIX: http://www.six-exchange-regulation.com/obligations/disclosure/major_
shareholders_en.html.

According to our share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table on the previous page were registered with 3% or more of the total share capital on 31 December 2011, 2010 and 2009.

Cross shareholdings

We have no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate governance, responsibility
and compensation

Capital structure

Capital

Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase, or the creation of conditional or authorized capital. At year-end 2011, 3,832,121,899 shares were issued with a par value of CHF 0.10 each, leading to ordinary share capital of CHF 383,212,189.90.

Conditional share capital

At year-end 2011, the following conditional share capital was available to the BoD:

–

At the Annual General Meeting (AGM) held in 2006, shareholders approved conditional capital in the maximum amount of 150,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, to be used for employee option grants. Options are exercisable at any time between their vesting and expiration dates. Shareholders have no pre-emptive rights. In 2011, options on 1,281,386 shares were exercised under the option plans with a total of 148,639,326 conditional capital shares being available to satisfy further exercises of options.

–

At the AGM held in 2009, our shareholders approved the creation of conditional capital for the potential issuance of 100,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, in the event of the exercise of warrants granted to the Swiss National Bank (SNB) in connection with the loan granted by the SNB to the SNB Stab-Fund.

–

At the AGM held in 2010, shareholders approved conditional capital in the amount of up to 380,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, through the exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS. Shareholders have no pre-emptive rights. The owners of conversion rights and/or warrants would be entitled to subscribe to the new shares. At year-end 2011, the BoD had not made use of the allowance to issue bonds or warrants with conversion rights covered by conditional share capital.

For the AGM 2012, the BoD proposes to increase the size of the existing conditional capital of Article 4a para. 1 of the Articles of Association, originally approved at the AGM held in 2006, from CHF 14,863,932.60 to CHF 30,000,000 which allows the BoD to issue up to 300 million UBS shares. At the same time, the BoD proposes to amend the current wording of said article to permit the delivery of shares out of the conditional capital to satisfy awards granted under employee share plans.

è	Refer to the discussion of “UBS shares” in the “capital management” section of this report for more information on conditional share capital

Authorized snare capital

The BoD has no authorized share capital available.

Changes of shareholders’ equity and shares

According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 53.4 billion on 31 December 2011 (2010: CHF 46.8 billion; 2009: CHF 41.0 billion). The UBS Group shareholders’ equity was represented by 3,832,121,899 issued shares on 31 December 2011 (2010: 3,830,840,513; 2009: 3,558,112,753).

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

Ownership of UBS shares is widely spread. The tables on the following page provide information about the distribution of our shareholders by category and geographical location. This information relates only to registered shareholders and cannot be assumed to be representative of our entire investor base nor the actual beneficial ownership. Only shareholders registered in the share register as “shareholders with voting rights” are entitled to exercise voting rights.

è	Refer to the “Shareholders’ participation rights” section of this report for more information

On 31 December 2011, 2,181,819,724 shares carried voting rights, 396,311,882 shares were entered in the share register without voting rights, and 1,253,990,293 shares were not registered. All 3,832,121,899 shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares are issued by the Parent Bank.

Corporate governance, responsibility and compensation

Corporate governance

Distribution of UBS shares

On 31 December 2011	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued
1-100	38,987		11.3	2,274,547		0.1

101-1,000	190,899		55.2	88,190,965		2.3

1,001-10,000	104,519		30.3	290,072,681		7.6

10,001-100,000	10,448		3.0	263,182,320		6.9

100,001-1,000,000	749		0.2	187,940,646		4.9

1,000,001-5,000,000	96		0.0	204,778,874		5.3

5,000,001-38,321,218(1%)	28		0.0	273,827,225		7.1

1-2%	1		0.0	72,243,657		1.9

2-3%	1		0.0	98,879,288		2.6

3-4%	0		0.0	0		0.0

4-5%	1		0.0	160,917,513		4.2

Over 5%	3	[1]	0.0	935,823,890		24.4

Total registered	345,732		100.0	2,578,131,606		67.3

Unregistered[2]				1,253,990,293		32.7

Total shares issued				3,832,121,899	[3]	100.0

1  On 31 December 2011, Chase Nominees Ltd., London, entered as a trustee/nominee, was registered with 10.95% of all UBS shares issued. However, according to the provisions of UBS, voting rights of a trustee/nominee are limited to a maximum of 5% of all UBS shares issued. The US securities clearing organization DTC (Cede & Co.), New York, was registered with 7.07% of all UBS shares issued and is not subject to this 5% voting limit as securities clearing organization. The same applies to the Government of Singapore Investment Corp., Singapore, which is registered as beneficial owner with 6.41% of all UBS shares issued. 2 Shares not entered in the share register on 31 December 2011. 3 Of the total shares issued, 396,311,882 registered shares do not carry voting rights.

Shareholders: type and geographical distribution

	Shareholders		Shares
On 31 December 2011	Number	%	Number	%
Individual shareholders	337,602	97.6	665,300,452	17.4

Legal entities	7,569	2.2	704,903,448	18.4

Nominees, fiduciaries	561	0.2	1,207,927,706	31.5

Unregistered			1,253,990,293	32.7

Total	345,732	100.0	3,832,121,899	100.0

Switzerland	309,443	89.5	835,304,519	21.8

Europe	19,060	5.5	915,253,433	23.9

North America	9,252	2.7	489,932,937	12.8

Other countries	7,977	2.3	337,640,717	8.8

Unregistered			1,253,990,293	32.7

Total	345,732	100.0	3,832,121,899	100.0

Ordinary share capital

	Share capital in CHF	Number of shares	Par value in CHF
On 31 December 2009	355,811,275	3,558,112,753	0.10

Issue of shares for capital increase (conversion of mandatory convertible notes)	27,265,100	272,651,005	0.10

Issue of shares out of conditional capital due to employee options exercised	7,676	76,755	0.10

On 31 December 2010	383,084,051	3,830,840,513	0.10

Issue of shares out of conditional capital due to employee options exercised	128,139	1,281,386	0.10

On 31 December 2011	383,212,190	3,832,121,899	0.10

Corporate governance, responsibility
and compensation

At year-end 2011, we owned UBS registered shares corresponding to 2.2% of the total share capital of UBS AG. At the same time, we had disposal positions relating to 467,465,923 voting rights of UBS AG, corresponding to 12.20% of the total voting rights of UBS AG. They consisted mainly of 9.12% of voting rights on shares deliverable in respect of employee awards. The calculation methodology for the disposal position is based on the Ordinance by FINMA on Stock Exchanges and Securities Trading, which takes into account all future potential share delivery obligations irrespective of the contingent nature of the delivery.

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

We have special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon our request, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% voting limit rule exists for securities clearing organizations, such as The Depository Trust Company in New York.

è	Refer to the “Shareholders’ participation rights” section of this report for more information

Capital instruments

On 31 December 2011, there were no contingent capital securities or convertible bonds outstanding requiring the issuance of new shares. We had CHF 4.4 billion principal amount of deeply subordinated capital instruments outstanding, which count as hybrid tier 1 capital under Swiss regulatory rules, and CHF 7.1 billion principal amount of outstanding tier 2 capital securities (mainly subordinated bonds). As the regulatory requirements on the structure of capital instruments were evolving, we did not issue any capital instruments in 2011.

On 22 February 2012, UBS issued USD 2 billion Basel III compliant loss-absorbing tier 2 notes. The 7.25% 10-year security does not dilute the value of the equity held by the bank’s shareholders, and counts as progressive buffer capital under the Swiss regulations for its systemic banks.

è	Refer to the “Capital management” section for more information on this loss-absorbing instrument

Options

In connection with the loan granted by the Swiss National Bank (SNB) to the SNB StabFund, we have issued warrants granted to the SNB sourced by conditional capital for which 100,000,000 shares were approved by our shareholders. The warrants are exercisable only if the SNB incurs a loss on its loan to the fund.

On 31 December 2011, there were 235,017,185 employee options, including stock appreciation rights outstanding. Delivery obligations equivalent to 10,544,604 shares were exercisable. We source our option-based compensation plans either by purchasing UBS shares in the market, or through the issuance of new shares out of conditional capital. On 31 December 2011, 75,674,805 treasury shares were available for this purpose, and an additional 148,639,326 unissued shares in conditional share capital were assigned to future employee option exercises. At year-end 2011, the shares available covered all exercisable employee obligations.

è	Refer to the discussion of “UBS shares” in the “capital management” section of this report for more information on options

Corporate governance, responsibility and compensation

Corporate governance

Shareholders’ participation rights

We are committed to shareholder participation in our decision-making process. More than 340,000 directly registered shareholders, as well as some 90,000 US shareholders registered via nominee companies, regularly receive written information about our activities and performance and are personally invited to shareholder meetings.

è	Refer to the “Information policy” section of this report for more information

Relationships with shareholders

We fully subscribe to the principle of equal treatment of all shareholders, who range from large investment institutions to individual investors, and regularly inform them about the development of the company of which they are co-owners.

The Annual General Meeting (AGM) offers shareholders the opportunity to raise any questions regarding our development and the events of the year that is under review. Board of Directors (BoD) and Group Executive Board members, as well as the internal and external auditors, are present to answer these questions.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. However, nominee companies and trustees, who normally represent a large number of individual shareholders and may hold an unlimited number of shares, have voting rights limited to a maximum of 5% of outstanding UBS shares to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to the 5% voting limit.

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

Statutory quorums

Shareholder resolutions, including the election and reelection of BoD members and the appointment of the auditors are decided at the AGM by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that, for certain specific issues, a majority of two-thirds of the votes represented at the AGM, and the absolute majority of the par value of shares represented at the AGM, must vote in favor of the resolution. These issues include, among others, the creation of shares with privileged voting rights, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusions of shareholders’ pre-emptive rights.

The Articles of Association also requires a two-thirds majority of votes represented for any change to its provisions regarding the number of BoD members, and any decision to remove one-fourth or more of the BoD members.

Votes and elections are normally conducted electronically to ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request that a vote or election takes place electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to a vote separately and BoD elections are made on a person-by-person basis.

Corporate governance, responsibility
and compensation

Convocation of general meetings of shareholders

The AGM normally takes place each year in late April or early May, but in any case within six months of the close of the financial year, A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled AGM. The meeting agenda is also published in the Swiss Official Gazette of Commerce and in selected Swiss newspapers as well as on the internet at www.ubs.com/agm.

Extraordinary General Meetings may be convened whenever the BoD or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an Extraordinary General Meeting be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the next shareholders’ meeting.

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

Corporate governance, responsibility and compensation

Corporate governance

Board of Directors

The Board of Directors (BoD), under the leadership of the Chairman, decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises the ultimate supervision over senior management, and appoints all Group Executive Board (GEB) members. The BoD also approves all financial statements for issue. Shareholders elect each member of the BoD, which in turn appoints its Chairman, Vice Chairmen, Senior Independent Director, the members of the BoD Committees, their respective Chairpersons and the Company Secretary.

Members of the Board of Directors

Sally Bott tendered her resignation taking effect on 11 February 2011. At the Annual General Meeting (AGM) held on 28 April 2011, Kaspar Villiger, Michel Demaré, David Sidwell, Rainer-Marc Frey, Bruno Gehrig, Ann F. Godbehere, Axel P. Lehmann, Wolfgang Mayrhuber, Helmut Panke and William G. Parrett were re-elected as their terms of office expired. Joseph Yam was elected to his first term on the BoD. Following their election, the BoD appointed Michel Demaré as Vice Chairman and David Sidwell as Senior Independent Director. On 1 July 2011, the BoD nominated Axel A. Weber, former President of the Deutsche

Bundesbank, for election to the BoD at the 3 May 2012 AGM and planned, in expectation of his election, to appoint him as non-independent Vice Chairman. In November 2011, the Chairman of the BoD Kaspar Villiger decided to accelerate the leadership change at UBS by not standing for reelection to the BoD at the 2012 AGM. Axel A. Weber was then proposed to succeed Mr. Villiger as the Chairman should he be elected at the AGM 2012. On 3 February 2012, UBS announced that Bruno Gehrig will not stand for reelection. The BoD nominated Beatrice Weder di Mauro, professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz, and Isabelle Romy, partner at the Swiss law firm Niederer Kraft & Frey, for election to the BoD at the 2012 AGM.

All current external members have been confirmed by the BoD as having no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Currently all BoD members are external, with the exception of the Chairman. On 31 December 2011, with the exception of the non-independent Chairman, Kaspar Villiger, all BoD members were considered independent by the BoD.

The following biographies provide information on the BoD members and the Company Secretary, valid as of 31 December 2011.

Kaspar Villiger

Swiss, born 5 February 1941
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairman of the Board of Directors/member of the
Corporate Responsibility Committee /Chairperson
of the Governance and Nominating Committee

Year of initial appointment: 2009

Professional history and education

Kaspar Villiger was elected to the Board of Directors (BoD) at the 2009 Annual General Meeting (AGM) and was thereafter appointed Chairman of the BoD. He chairs the Governance and Nominating Committee and has been a member of the Corporate Responsibility Committee since 2009. Mr. Villiger was elected Federal Councillor in 1989, and served as the Minister of Defence and Head of the Federal Military Department until 1995. Subsequently, he served as Finance Minister and Head of the Federal Department of Finance until he stepped down at the end of 2003. In addition to Federal Councillor, he served as President of the Swiss Confederation in 1995 and 2002. In 2004, he was elected to the boards of Nestlé, Swiss Re and the Neue Zürcher Zeitung, all of which he resigned from in 2009 when he took on the position of Chairman at UBS. As co-owner of the Villiger Group, Mr. Villiger managed the Swiss parent firm, Villiger Söhne AG, from 1966 until 1989. In addition, he held several political positions, first in the parliament of the canton of Lucerne and, from 1982 until 1989, in the Swiss Parliament. Mr. Villiger graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966.

Corporate governance, responsibility
and compensation

Michel Demaré

Belgian, born 31 August 1956

ABB Ltd., Affolternstrasse

44, P.O. Box 5009,

CH-8050 Zurich

Functions in UBS

Independent Vice Chairman /member of the Audit Committee/member of the Governance and Nominating Committee

Year of initial appointment: 2009

Professional history and education

Michel Demaré was elected to the BoD at the 2009 AGM, and in April 2010 was appointed independent Vice Chairman. He has been a member of the Audit Committee since 2009 and the Governance and Nominating Committee since 2010. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of the Group Executive Committee. Between February and September 2008, he acted as the interim CEO of ABB, From September 2008 to March 2011, he combined the CFO responsibility with the role of President of Global Markets. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this role, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002, Mr. Demaré was the CFO of the Global Polyolefins and Elastomers division. He began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in Antwerp. Mr. Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Demaré is a member of the IMD Foundation Board in Lausanne.

David Sidwell

American (US) and British, born 28 March 1953

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Senior Independent Director/Chairperson of the Risk Committee /member of the Governance and Nominating Committee

Year of initial appointment: 2008

Professional history and education

David Sidwell was elected to the BoD at the 2008 AGM. In April 2010, he was appointed Senior Independent Director. He has chaired the Risk Committee since 2008 and has been a member of the Governance and Nominating Committee since 2011. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley, he worked for JPMorgan Chase & Co., where in his 20 years of service, he held a number of different positions including controller, and from 2000 to 2004 CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and is a chartered accountant qualifying with the Institute of Chartered Accountants in England and Wales.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or Interest groups: Mr. Sidwell is a Director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington D.C., and is a Senior Advisor at Oliver Wyman, New York. He is a trustee of the International Accounting Standards Committee Foundation, London, the Chairman of the Board of Village Care, New York, and is a Director of the National Council on Aging, Washington D.C.

Rainer-Marc Frey

Swiss, born 10 January 1963

Office of Rainer-Marc Frey, Seeweg 39,

CH-8807 Freienbach

Functions in UBS

Member of the Audit Committee/member of the Risk Committee

Year of initial appointment: 2008

Professional history and education

Rainer-Marc Frey was elected to the BoD at the October 2008 Extraordinary General Meeting and has been a member of the Audit Committee since 2010 and the Risk Committee since 2008. Mr. Frey is the founder of the investment management company Horizon21 AG. He is the Chairman of Horizon21 AG as well as of its holding company and related entities and subsidiaries. In 1992, he founded and was appointed CEO of RMF Investment Group. RMF was acquired by Man Group plc in 2002. Between 2002 and 2004, he held a number of senior roles within Man Group. From 1989 to 1992, Mr. Frey served as a director at Salomon Brothers in Zurich, Frankfurt and London, where he was primarily involved with equity derivatives. Between 1987 and 1989, he worked for Merrill Lynch covering equity, fixed income and swaps markets. Mr. Frey holds a degree in economics from the University of St. Gallen.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Frey is a member of the board of DKSH Group, Zurich, as well as of the Frey Charitable Foundation, Freienbach.

Corporate governance, responsibility and compensation

Corporate governance

Bruno Gehrig

Swiss, born 26 December 1946

Swiss International Air Lines AG,

Obstgartenstrasse 25,
CH-8302 Kloten

Functions in UBS

Member of the Governance and Nominating Committee /member of the Human Resources and Compensation Committee

Year of initial appointment: 2008

Professional history and education

Bruno Gehrig was elected to the BoD at the October 2008 Extraordinary General Meeting and has been a member of the Governance and Nominating Committee and the Human Resources and Compensation Committee since 2009. From 2003 to 2009, Mr. Gehrig was Chairman of Swiss Life Holding. Between 1996 and 2003, he worked at the Swiss National Bank, starting as a member of the Governing Board and becoming Vice Chairman in 2000. From 1992 to 1996, he was a professor of banking and finance at the University of St. Gallen and concurrently served as a member of the Swiss Federal Banking Commission. Between 1989 and 1991, he held the position of CEO at Bank Cantrade AG. Mr. Gehrig worked for Union Bank of Switzerland between 1981 and 1989, where he started as a chief economist before assuming responsibility for securities sales and trading. He studied economics at the University of Bern, where he completed his PhD studies, and then continued on to postgraduate studies at the University of Rochester, New York. Mr. Gehrig was an assistant professor at the University of Bern and received an honorary doctorate from the University of Rochester.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Gehrig is the Chairman of the Board of Swiss International Air Lines and the Vice Chairman and Chairperson of the Remuneration Committee of Roche Holding Ltd., Basel.

Ann F. Godbehere

Canadian and British, born 14 April 1955

UBS AG,

Bahnhofstrasse 45,
CH-8098 Zurich

Functions in UBS

Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee/member of the Corporate Responsibility Committee

Year of initial appointment: 2009

Professional history and education

Ann F. Godbehere was elected to the BoD at the 2009 AGM. She has chaired the Human Resources and Compensation Committee since 2011 and has been a member of the Audit Committee and the Corporate Responsibility Committee since 2009. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’s public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of the Property & Casualty division in Zurich for two years, before this she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, she was CEO of Swiss Re Life & Health in Canada. In 1996 and 1997, she was CFO of Swiss Re Life & Health North America. Ms. Godbehere is a certified general accountant, and in 2003, was made a fellow of the Certified General Accountants Association of Canada.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Ms. Godbehere is a board member and Chairperson of the Audit Committees of Prudential plc, Rio Tinto plc and Rio Tinto Limited in London. She is on the board of Atrium Underwriters Ltd. and Atrium Underwriting Group Ltd., London. She chairs both its Audit Committee and Conflicts Committee. She is also a member of the board and is Chairperson of the Audit Committee of Ariel Holdings Ltd., Bermuda. In addition, she is a board member of British American Tobacco plc.

Axel P. Lehmann

Swiss, born 23 March 1959

Zurich Financial Services, Mythenquai 2,

CH-8002 Zurich

Functions in UBS

Member of the Governance and Nominating Committee/member of the Risk Committee

Year of initial appointment: 2009

Professional history and education

Axel P. Lehmann was elected to the BoD at the 2009 AGM and has been a member of the Governance and Nominating Committee since 2011 and the Risk Committee since 2009. He is a member of the Group Executive Committee of Zurich Financial Services (Zurich) and has been Group Chief Risk Officer since January 2008 and Regional Chairman Europe since October 2011. In July 2011, he was appointed as Chairman of the Board of Farmers Group, Inc., and was responsible for Group IT from 2008 until 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002, and subsequently was in charge, in 2004, of integrating it with UK, Ireland and South Africa. In 2001, he took over the responsibility for Northern, Central and Eastern Europe and was appointed CEO of the Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board where he was responsible for Group-wide business development functions. Before he joined Zurich in 1996, he was Head of Corporate Planning and Controlling for Swiss Life in Zurich. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen and he is a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Lehmann is Chairman of the Board of the Institute of Insurance Economics at the University of St. Gallen. He is a member and past Chairman of the Chief Risk Officer Forum and is a member of the executive committee of the International Financial Risk Institute Foundation.

Corporate governance, responsibility
and compensation

Wolfgang Mayrhuber

Austrian, born 22 March 1947

Deutsche Lufthansa AG, Flughafen Frankfurt am Main 302,

D-60546 Frankfurt am Main

Functions in UBS

Chairperson of the Corporate Responsibility Committee / member of the Human Resources and Compensation Committee

Year of initial appointment: 2010

Professional history and education

Wolfgang Mayrhuber was elected to the BoD at the 2010 AGM. He has chaired the Corporate Responsibility Committee since 2011 and has been a member of the Human Resources and Compensation Committee since 2010. He was Chairman of the Executive Board and CEO of Deutsche Lufthansa AG from 2003 to 2010. In 2002, he was elected Deputy Chairman of the Executive Board, and in 2001, he was appointed to the Executive Board with responsibility for the passenger airline business. From 1994 to the end of 2000, he was Chairman of the Executive Board of the newly founded Lufthansa Technik AG. After holding a variety of management positions in the maintenance, repair and overhaul division, he was appointed Executive Vice President and Chief Operating Officer Technical in 1992. In 1970, he joined Lufthansa as an engineer at the engine overhaul facility in Hamburg. Mr. Mayrhuber studied mechanical engineering (dipl. Ing.) at the Technical College in Steyr, Austria, and at the Bloor Collegiate Institute in Canada. In 1990, he completed an Executive Management Training course at the Massachusetts Institute of Technology.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Mayrhuber is Chairman of the Supervisory Board and Chairperson of the Mediation Committee, the Nomination Committee and the Executive Committee of Infineon Technologies AG, as well as a member of the supervisory boards of Munich Re Group, BMW Group, Lufthansa Technik AG and Austrian Airlines AG. Furthermore, he serves on the board of HEICO Corporation, Hollywood, FL, the executive board of Acatech (Deutsche Akademie der Technikwissenschaften) and is a trustee of the American Academy of Berlin.

Helmut Panke

German, born 31 August 1946

BMW AG, Petuelring 130, D-80788 Munich

Functions in UBS

Member of the Human Resources and Compensation Committee / member of the Risk Committee

Year of initial appointment: 2004

Professional history and education

Helmut Panke was elected to the BoD at the 2004 AGM. He has been a member of the Human Resources and Compensation Committee and the Risk Committee since 2008. Between 2002 and 2006, Mr. Panke was Chairman of the Board of Management of BMW Group. In 1982, he joined BMW’s Research and Development division as Head of Planning and Controlling. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Mr. Panke graduated from the University of Munich with a PhD in physics, and was on special research assignment at the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey & Company in Dusseldorf and Munich as a consultant.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Panke is a member of the board of Microsoft Corporation (Chairperson of the Antitrust Compliance Committee) and Singapore Airlines Ltd. (Chairperson of the Board Safety & Risk Committee). He is a member of the supervisory board of Bayer AG.

William G. Parrett American (US), born 4 June 1945 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Chairperson of the Audit Committee Year of initial appointment: 2008

Professional history and education

William G. Parrett was elected to the BoD at the October 2008 Extraordinary General Meeting and has chaired the Audit Committee since 2009. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee between 1999 and 2007. Mr. Parrett founded Deloitte’s US National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Parrett is an independent Director of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific inc., in all of Which he chairs the Audit Committee. He is also the Past Chairman of the Board of the United States Council for international Business and United Way Worldwide. He is a Carnegie Hall Board of Trustees member.

Corporate governance, responsibility and compensation

Corporate governance

Joseph Yam

Chinese and Hong Kong citizen,
born 9 September 1948
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Member of the Corporate Responsibility
Committee/member of the Risk Committee

Year of initial appointment 2011

Professional history and education

Joseph Yam was elected to the BoD at the 2011 AGM. He has been a member of the Corporate Responsibility Committee and the Risk Committee since 2011. He is Executive Vice President of the China Society for Finance and Banking, and in that capacity, has served as an advisor to the People’s Bank of China since 2009. He was instrumental in the establishment of the Hong Kong Monetary Authority and served as its Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service he occupied several positions such as Director of the Office of the Exchange Fund in 1991, Deputy Secretary for Monetary Affairs in 1985 and Principal Assistant Secretary for Monetary Affairs in 1982. Mr. Yam graduated from the University of Hong Kong in 1970 with first class honors in economics and statistics. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas. He is a Distinguished Research Fellow of the Institute of Global Economics and Finance at the Chinese University of Hong Kong.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Yam is Chairman of the Board of Macroprudential Consultancy Limited and sits on the International Advisory Councils of a number of government and academic institutions. He is a board member and chairs the Risk Committee of the China Construction Bank. He is on the board of Johnson Electric Holdings Limited.

Company Secretary

Luzius Cameron Australian and Swiss, born 11 September 1955 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Company Secretary since 2005

Professional history and education

Luzius Cameron was appointed Company Secretary by the BoD in 2005. He is a Group Managing Director and was appointed to the former Group Managing Board in 2002. From 2002 to 2005, Mr. Cameron was the Director of Strategic Planning and New Business Development, Wealth Management USA. Prior to this role, he was Head of Group Strategic Analysis, and before that, Head of Corporate Business Analysis. Mr. Cameron joined Swiss Bank Corporation in 1989, where he started in Corporate Controlling before assuming a number of senior roles in the Investment Bank Warburg Dillon Read, such as Chief of Staff to the Chief Operating Officer in London and Business Manager of the Global Rates Business in Zurich. From 1984 to 1989, he was a lecturer in astrophysics at the University of Basel. Between 1980 and 1989, he was a research analyst at the Institute of Astronomy at the University of Basel and European Southern Observatory. Mr. Cameron holds a PhD in astrophysics from the University of Basel.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Cameron is the Chairman of the Zurich Symphony Orchestra.

Elections and terms of office

In accordance with article 19 para. 1 of the Articles of Association, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis at the next AGM, which will take place on 3 May 2012.

BoD members are normally expected to serve for a minimum of three years. No BoD member should continue to serve beyond the AGM held in the calendar year following his or her 65th birthday. The BoD granted the extension of age limit to Kaspar Villiger and William G. Parrett.

Organizational principles and structure

The Organization Regulations were revised and are valid as of 1 January 2012. Changes included a closer alignment of the language of our provisions on the regulation and supervision of the internal control to the Swiss Financial Market Supervisory Authority (FINMA) Circular 08/24 on supervision and internal control at banks and introducing the appointment of a deputy CEO from within the GEB.

Following each AGM, the BoD meets to appoint its Chairman, Vice Chairman, Senior Independent Director, BoD Committee members and their respective Chairpersons. At the same meeting, the BoD appoints a Company Secretary, who acts as secretary to the BoD and its Committees.

According to the Articles of Association, the BoD meets as often as business requires, but must meet at least six times a year. A total of 23 meetings were held in 2011, of which nine included GEB members and 14 were without GEB participation. On average, 96% of BoD members were present at BoD meetings without GEB participation, and 97% at meetings with GEB participation. The duration of each meeting was three hours on average. In addition, the BoD met for a one-day BoD seminar.

At every BoD meeting, each Committee Chairperson provides the full BoD with regular updates on current activities of his or her Committee as well as important Committee issues.

At least once per year, the BoD reviews its own performance as well as the performance of each of its Committees. This review is based on an assessment of the BoD under the auspices of the Governance and Nominating Committee, as well as a self-assessment of the BoD Committees, and seeks to determine whether

Corporate governance, responsibility
and compensation

the BoD and its Committees are functioning effectively and efficiently.

The Committees listed below assist the BoD in the performance of its responsibilities. These Committees and their charters are described in the Organization Regulations, published on www.ubs.com/governance.

Audit Committee

The Audit Committee (AC) comprises at least three BoD members, with all members having been determined by the BoD to be fully independent and financially literate. On 31 December 2011, William G. Parrett chaired the AC with Michel Demaré, Rainer-Marc Frey and Ann F. Godbehere as additional members. All members have accounting and financial management expertise and are considered to be “financial experts” according to the rules established under the US Sarbanes-Oxley Act of 2002.

The AC itself does not perform audits, but monitors the work of the external auditors, Ernst & Young Ltd., Basel (Ernst & Young), who in turn are responsible for auditing UBS’s and the Group’s financial statements and for reviewing the quarterly financial statements. The function of the AC is to serve as an independent and objective body with oversight of the following: (i) the Group’s accounting policies, financial reporting and disclosure controls and procedures; (ii) the quality, adequacy and scope of external audit; (iii) UBS’s compliance with financial reporting requirements; (iv) management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and (v) the performance of Group Internal Audit in conjunction with the Chairman and the Risk Committee (RC). For these purposes, the AC has the authority to meet with regulators and external bodies in consultation with the Group CEO.

The AC reviews the annual and quarterly financial statements of UBS and the Group, as proposed by management, with the external auditors and Group Internal Audit in order to recommend their approval (including any adjustments the AC considers appropriate) to the BoD.

    Periodically, and at least annually, the AC assesses the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner. The BoD then submits these proposals to the AGM. During 2011, the AC held a total of seven meetings and eleven telephone conferences. The meetings had an average duration of four hours and the telephone conferences lasted approximately one hour. Participation was 100%. Also present at the meetings were the Group Chief Financial Officer (Group CFO), the Head of Group Internal Audit, the Head of Group Tax & Accounting Policy, the Head of Group Controlling & Accounting and Ernst & Young. The conference calls were conducted in the presence of the AC members, the Group CFO and selected management members. Joint AC/RC sessions were held at least every quarter. In addition, the AC held one session with FINMA.

The AC reports back to the BoD about its discussions with our external auditors. Once per year, the lead representatives of our external auditors present their long-form report to the BoD, as required by FINMA.

The NYSE has more stringent independence requirements for audit committee members. Each of the four members of our AC is an external BoD member who, in addition to satisfying our independence criteria, does not receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS other than in its capacity as director; does not hold, directly or indirectly, UBS shares in excess of 5% of the outstanding capital; and (except as noted below) does not serve on audit committees of more than two other public companies. The NYSE guidelines allow for an exemption for AC members to sit on more than three audit committees of public companies, provided that all BoD members determine that the candidate has the time and the availability to fulfill his or her obligations. Considering the credentials of William G. Parrett, and the fact that he has retired from his executive functions, the BoD has granted this exemption in his case.

Corporate Responsibility Committee

The Corporate Responsibility Committee (CRC) supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct. It reviews and assesses stakeholder concerns and expectations for responsible corporate conduct and their possible consequences for UBS, and recommends appropriate actions to the BoD. The CRC comprises at least three independent BoD members and, on 31 December 2011, was chaired by Wolfgang Mayrhuber with Kaspar Villiger, Ann F. Godbehere and Joseph Yam as additional members. The CRC is advised and supported by a number of senior business representatives. It met twice for approximately two hours on average in 2011, and 100% of CRC members were present.

è	Refer to the “Corporate responsibility” section of this report for more information

Governance and Nominating Committee

The Governance and Nominating Committee (GNC) supports the BoD in fulfilling its duty to establish best practices in corporate governance across the Group, to conduct a BoD annual self-assessment, to establish and maintain a process for appointing new BoD members, and to manage the succession of the Chairman and the Group CEO. The GNC comprises four independent BoD members and, on 31 December 2011, Kaspar Villiger chaired the GNC, with Michel Demaré, Bruno Gehrig, Axel P. Lehmann and David Sidwell as additional members. In 2011, nine meetings and three telephone conferences were held with an average participation of 94% of members and a duration averaging one hour and a half. Two meetings were held with external advisors.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (HRCC) is responsible for the following functions: (i) supporting the BoD in its duties to set guidelines on compensation and benefits; (ii) ap-

Corporate governance, responsibility and compensation

Corporate governance

proving the total compensation for the Chairman and the non-independent BoD members; (iii) proposing, together with the Chairman, total individual compensation for the independent BoD members and Group CEO for approval by the BoD; and (iv) proposing to the BoD for approval, upon recommendation of the Group CEO, the total individual compensation for GEB members. The HRCC also reviews the compensation disclosure included in this report.

The HRCC comprises four independent BoD members and, on 31 December 2011, Ann F. Godbehere chaired the HRCC with Bruno Gehrig, Wolfgang Mayrhuber and Helmut Panke as additional members. In 2011, eight meetings and five telephone conferences were held with an average duration of 100 minutes and participation of 96%. Of those meetings and calls, nine were held with external advisors, 10 with the Chairman and 11 with the Group CEO.

è	Refer to the “Compensation governance” section of this report for more information on the Human Resources and Compensation Committee’s decision-making procedures

Risk Committee

The Risk Committee (RC) is responsible for overseeing and supporting the BoD in fulfilling its duty to supervise and set appropriate risk management and control principles in the following areas: (i) risk management and control, including credit, market, country and operational risks; (ii) treasury and capital management, including funding, liquidity and equity attribution; and (iii) balance sheet management, including in each case any consequent reputational risk. For these purposes, the RC receives all relevant information from the GEB and has the authority to meet with regulators and external bodies in consultation with the Group CEO. On 31 December 2011, the RC comprised five independent BoD members. David Sidwell chaired the RC with Rainer-Marc Frey, with Axel P. Lehmann, Helmut Panke and Joseph Yam as additional members. During 2011, the RC held a total of eight meetings and five calls, with an average participation rate of 95% of members. The average meeting duration was five and a half hours and the calls lasted approximately one hour and a half.

The Audit Committee Chairperson regularly attends part or all of the RC’s meetings. In 2011, the Chairman, the Group CEO, the Group CFO, the Group Chief Risk Officer, the Group General Counsel, the CEO of the Investment Bank, the Head of Group Internal Audit and Ernst & Young were also regularly present. In addition, the RC and HRCC meet jointly to discuss topics on which they have shared responsibility. Annually, one session is held with the Governing Board of the SNB and one with FINMA. One meeting was held with the Federal Reserve Bank of New York.

Special Committee conducting an independent internal investigation

In light of the unauthorized trading incident identified on 14 September 2011, the BoD created a Special Committee on 16 September 2011 comprised of three independent Risk Committee and Audit Committee members. The role of the Special Committee is, with assistance from Group Internal Audit, to conduct an independent internal investigation of the event, its causes, disciplinary consequences and the proposed remedial actions, and to report on this to the BoD. A second investigation is being carried out jointly by FINMA and the UK FSA; they have retained KPMG for this purpose. The Special Committee, on behalf of the BoD, serves as the FINMA and UK FSA regulatory contact regarding the incident, and received regular updates from KPMG on its investigation at the request of the abovementioned regulatory bodies.

On 31 December 2011, David Sidwell chaired the Special Committee with Ann F. Godbehere and Joseph Yam as additional members. Since its creation, the Special Committee has held 10 conference calls and four meetings, and the Special Committee Chairperson independently met with the UK FSA on one occasion. During these calls and meetings, 100% of the Special Committee members were present and the meetings lasted for one hour on average. In addition, the Special Committee also met with FINMA on one occasion.

Roles and responsibilities of the Chairman of the Board of Directors

Kaspar Villiger, the Chairman of the Board (the Chairman), has entered into a full-time employment contract with UBS in connection with his service on the BoD.

The Chairman coordinates the tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD decides on the strategy of the Group upon the recommendation of the Group CEO, exercises the ultimate supervision over management and appoints all GEB members.

The Chairman presides over all Annual and Extraordinary General Meetings, and works with the Committee Chairpersons to coordinate the work of all Committees. Together with the Group CEO, the Chairman is responsible for ensuring effective communication with shareholders and other stakeholders, including government officials, regulators and public organizations. This is in addition to establishing and maintaining a close working relationship with the Group CEO and the other GEB members, providing advice and support while respecting the fact that day-to-day management responsibility is delegated to the GEB.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD appoints one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. A Vice Chairman is required to lead the BoD in the absence of the Chairman and to provide support and advice to the Chairman. At least twice a year, the Senior Independent Director organizes and leads a meeting of the independent BoD members in the absence of the Chairman. In 2011, two independent BoD meetings were held for a duration

Corporate governance, responsibility
and compensation

of three and a half hours each. The Senior Independent Director relays any issues or concerns of independent BoD members to the Chairman and acts as a contact point for shareholders and stakeholders wishing to engage in discussions with an independent BoD member.

Important business connections of independent members of the Board of Directors with UBS

As a global financial services provider and a major bank in Switzerland, we have business relationships with many large companies, including those in which our BoD members assume management or independent board responsibilities. The GNC has determined that the nature of the relationships between UBS and companies whose chair, chief executive or other officer is a member of our BoD does not compromise the BoD members’ capacity for independent judgment. Furthermore, no independent BoD member has personal business relationships with UBS that could compromise his or her independence.

All relationships and transactions with UBS BoD members and their affiliated companies are conducted in the ordinary course of business, and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Checks and balances; Board of Directors and Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group upon the recommendation of the Group CEO, and supervises and monitors the business, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, thus ensuring a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the firm, for which responsibility is delegated to the GEB under the leadership of the Group CEO. No member of one board may be a member of the other.

Supervision and control of the GEB remains with the BoD. The authorities and responsibilities of the two bodies are governed by the Articles of Association and the Organization Regulations, including the latter document’s “Annex B–Responsibilities and authorities”.

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

Group Internal Audit independently, objectively and systematically assesses the adherence to our strategy, effectiveness of governance, risk management and control processes at Group, divisional and regional levels, and monitors compliance with legal, regulatory and statutory requirements, as well as with internal policies and contracts. This internal audit organization, which is independent from management, reports significant findings to the Chairman and the Risk Committee. The Audit Committee must be informed of the results of internal audits.

In February 2011, our internal compliance function provided an annual compliance report to the BoD. This report is required by sections 109 and 112 of the FINMA Circular 08/24 on the supervision and internal controls at banks.

è	Refer to the “Risk management and control” section of this report for more information

Corporate governance, responsibility and compensation

Corporate governance

Group Executive Board

UBS operates under a strict dual board structure, as required by Swiss banking law. The management of the business is delegated by the BoD to the Group Executive Board (GEB).

Members of the Group Executive Board and changes in 2011

On 3 December 2010, the BoD appointed Sergio P. Ermotti as Chairman and Chief Executive Officer of UBS Group Europe, Middle East and Africa and GEB member as of 1 April 2011, and Tom Naratil as Group Chief Financial Officer (Group CFO) and a GEB member as of 1 June 2011. John Cryan stepped down from the Group CFO position and from the GEB on 1 June 2011. On 24 September 2011, Sergio P. Ermotti was named Group Chief Executive Officer (Group CEO) on an interim basis following the resignation of Oswald J. Grübel. On 15 November 2011, the BoD appointed Mr. Ermotti as permanent Group CEO.

On 1 December 2011, UBS announced the following several senior executive changes: Philip J. Lofts, CEO UBS Group Americas, resumed his former role as Group Chief Risk Officer as Maureen Miskovic stepped down; Robert J. McCann assumed the role of CEO UBS Group Americas in addition to his current role as CEO Wealth Management Americas; and Ulrich Körner took over the role of CEO UBS Group Europe, Middle East and Africa in addition to his current role as Group Chief Operating Officer and CEO Corporate Center.

The following biographies provide information on the GEB members on 31 December 2011.

Sergio P. Ermotti Swiss, born 11 May 1960 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CEO Year of initial appointment: 2011

Professional history and education

Sergio P. Ermotti was appointed Group CEO in November 2011. He had held the position of Group CEO on an interim basis since September 2011. Mr. Ermotti became a member of the GEB in April 2011 and was Chairman and CEO of UBS Group Europe, Middle East and Africa from April to November 2011. From 2007 to 2010, he was the Group Deputy Chief Executive Officer at UniCredit, Milan, and was responsible for the Corporate and Investment Banking as well as Private Banking strategic business areas. He joined UniCredit in 2005 as the Head of the Markets & Investment Banking Division. Between 2001 and 2003, he worked at Merrill Lynch, and served as co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. He began his career with Merrill Lynch in 1987, and held various positions within equity derivatives and capital markets. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Program at Oxford University.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Ermotti is a non-executive Director of the London Stock Exchange Group.

Markus U. Diethelm Swiss, born 22 October 1957 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group General Counsel Year of initial appointment: 2008

Professional history and education

Markus U. Diethelm was appointed Group General Counsel of UBS and became a member of the GEB in September 2008. From 1998 until 2008, he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to that, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 until 1992, he practiced at the Shearman & Sterling law firm in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. Mr. Diethelm is a qualified attorney-at-law admitted to the Zurich and New York State Bar Associations.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Diethelm is the Chairman of the Swiss-American Chamber of Commerce’s Legal Committee and member of the Swiss Advisory Council of the American Swiss Foundation.

Corporate governance, responsibility
and compensation

John A. Fraser Australian and British, born 8 August 1951 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Chairman and CEO Global Asset Management Year of initial appointment: 2002

Professional history and education

John A. Fraser was appointed Chairman and CEO of the Global Asset Management business division in December 2001, and became a member of the GEB in July 2002. Since 2008, he has been the Chairman of UBS Saudi Arabia. From 1998 to 2001, he was President and Chief Operating Officer of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998, he was the Executive Chairman and CEO of the Australia funds management business. Before joining UBS, Mr. Fraser spent over 20 years in various positions at the Australian Treasury, including two international postings in Washington D.C., first, at the International Monetary Fund, and second, as the Economic Minister at the Australian Embassy in Washington, D.C. He was the Deputy Secretary (Economic) of the Australian Treasury from 1990 to 1993. Mr. Fraser graduated from Monash University, Melbourne, in 1972, and holds a first-class honors degree in economics.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Fraser is a member of the President’s Advisory Council of the European Fund and Asset Management Association, a member of the Advisory Council of AccountAbility and a member of the Board of Governors of the Marymount International School at Kingston-upon-Thames in the UK, and Chairman of the Victorian Funds Management Corporation in Melbourne.

Lukas Gähwiler Swiss, born 4 May 1965 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank Year of initial appointment: 2010

Professional history and education

Lukas Gähwiler became a member of the GEB and was appointed CEO of UBS Switzerland and co-CEO of Wealth Management & Swiss Bank in April 2010. In his role as CEO of UBS Switzerland he is responsible for all businesses in UBS’s home market. From 2003 to 2010, he was the Chief Credit Officer at Credit Suisse and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed as Chief of Staff to the CEO of the Credit Suisse Private and Corporate Business Unit, and previous to that, he held various front-office positions in Switzerland and North America. He earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gällen. Mr. Gähwiler completed an MBA program in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Gähwiler is a member of the board of the Zurich Chamber of Commerce and the Opernhaus AG as well as Vice Chairman of the Swiss Finance Institute. He is a member of the Foundation Board of the UBS pension fund.

Carsten Kengeter German, born 31 March 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Chairman and CEO Investment Bank Year of initial appointment: 2009

Professional history and education

Carsten Kengeter was appointed Chairman and CEO of the Investment Bank in November 2010, after having been appointed co-CEO in April 2009, when he became a member of the GEB. He joined UBS in December 2008, and served as the joint Global Head of Fixed Income, Currencies & Commodities (FICC) in the Investment Bank until January 2010. He has been on the Governing Board of UBS Limited since March 2009. Mr. Kengeter worked for Goldman Sachs as the co-Head of Asia (ex-Japan) Securities Division in Hong Kong from 2006. In 2003, he co-headed the European FICC and Structured Equities Distribution in London, and in 2002, he became partner and Head of the FICC German Region in Frankfurt. In 2000, Mr. Kengeter was made Head of the European and Asian Collateralized Debt Obligation business in London, and before that he was in derivatives marketing in Frankfurt. From 1992 to 1997, he worked for Barclays de Zoete Wedd, and was responsible for credit derivatives trading. Mr. Kengeter graduated as Diplom-Betriebswirt from Fachhochschule Reutlingen, holds a bachelor’s in business administration from Middlesex University as well as an MSc in finance and accounting from the London School of Economics.

Corporate governance, responsibility and compensation

Corporate governance

Ulrich Körner

German and Swiss, born 25 October 1962

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Group Chief Operating Officer and
CEO Corporate Center
CEO UBS Group Europe, Middle East and Africa

Year of initial appointment: 2009

Professional history and education

Ulrich Körner was appointed Group Chief Operating Officer and CEO Corporate Center, and became a member of the GEB in April 2009. Additionally to this function he was appointed CEO of UBS Group Europe, Middle East and Africa in December 2011. In 1998, Mr. Körner joined Credit Suisse. He served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions including CFO and Chief Operating Officer. From 2006 to 2008, he was responsible for the entire Swiss client business as CEO Credit Suisse Switzerland. Mr. Körner received a PhD from the University of St. Gallen in business administration, and served for several years as an auditor for Price Waterhouse and as a management consultant for McKinsey & Company.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Körner is Vice Chairman of the Committee of the Governing Board of the Swiss Bankers Association, Chairman of the Widder Hotel in Zurich, and is Vice President of the Board of Lyceum Alpinum Zuoz. He is the Deputy Chairman of the Supervisory Board of UBS Deutschland AG, Chairman of the Foundation Board of the UBS pension fund, a member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce and is a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich.

Philip J. Lofts British, born 9 April 1962 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group Chief Risk Officer Year of initial appointment: 2008

Professional history and education

Philip J. Lofts became a GEB member in 2008, and was re-appointed as Group Chief Risk Officer in December 2011 after serving in the same role from 2008 to 2010. He was CEO of UBS Group Americas from January to November 2011. Mr. Lofts began his career with UBS over 25 years ago. In 2008, he became the Group Risk Chief Operating Officer after having previously been the Group Chief Credit Officer for three years. Before this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the US. Mr. Lofts joined Union Bank of Switzerland in 1984 as a credit analyst and was appointed Head of Structured Finance in Japan in 1998. Philip J. Lofts successfully completed his A-levels at Cranbrook School. From 1981 to 1984, he was a trainee at Charterhouse Japhet plc, a merchant bank, which was acquired by the Royal Bank of Scotland in 1985.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Lofts is a board member of the University of Connecticut Foundation.

Robert J. McCann

American (US) and Irish, born 15 March 1958

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

CEO Wealth Management Americas

CEO UBS Group Americas

Year of initial appointment: 2009

Professional history and education

Robert J. McCann was appointed CEO of Wealth Management Americas and became a member of the GEB in October 2009. In addition, he has been CEO UBS Group Americas since December 2011. From 2003 to 2009, he worked for Merrill Lynch as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He began his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 2001 to 2003, he was the Head of Global Securities Research and Economics. In 2000, he was appointed the Chief Operating Officer of Global Markets and Investment Banking. From 1998 to 2000, he was the Global Head of Global Institutional Debt and Equity Sales. Mr. McCann graduated with a bachelor’s in economics from Bethany College, West Virginia and holds an MBA from Texas Christian University.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. McCann is a board member of the American Ireland Fund, and is Vice Chairman of the Bethany College Board of Trustees. He is a member of the No Greater Sacrifice Advisory Board in Washington D.C.

Corporate governance, responsibility
and compensation

Tom Naratil American (US), born 1 December 1961 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CFO Year of initial appointment: 2011

Professional history and education

Tom Naratil was appointed Group CFO and became a member of the GEB in June 2011. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his current appointment. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA in 2002. During this time, he was a member of the Group Managing Board. He joined Paine Webber Incorporated in 1983, and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a Bachelor of Arts degree in history from Yale University.

Alexander Wilmot-Sitwell British, born 16 March 1961 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Co-Chairman and co-CEO UBS Group Asia Pacific Year of initial appointment: 2008

Professional history and education

Alexander Wilmot-Sitwell was appointed co-Chairman and co-CEO of UBS Group Asia Pacific in November 2010. He became a member of the GEB in February 2008. From 2009 to 2010, he served as co-CEO of the Investment Bank, and from 2005 to 2009 as the joint Global Head of Investment Banking. From 2008 to 2010, he was the Chairman and CEO of UBS Group Europe, the Middle East and Africa. Mr. Wilmot-Sitwell joined the firm in 1996 as the Head of Corporate Finance in South Africa and moved to London in 1998 as the Head of UK Investment Banking. He previously worked for Warburg Dillon Read and served as the Head of Corporate Finance at SBC Warburg in South Africa. Mr. Wilmot-Sitwell graduated from Bristol University with a bachelor’s degree in modern history.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Wilmot-Sitwell is Vice President of the Save the Children Fund, London.

Chi-Won Yoon Korean, born 2 June 1959 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Co-Chairman and co-CEO UBS Group Asia Pacific Year of initial appointment: 2009

Professional history and education

Chi-Won Yoon has been co-Chairman and co-CEO of UBS Group Asia Pacific since November 2010. From June 2009 to November 2010, he served as sole Chairman and CEO of UBS AG, Asia Pacific and has been a member of the GEB since June 2009. Prior to his current role, Mr. Yoon served as Head of UBS’s securities business in Asia Pacific: Asia Equities, which he oversaw from 2004, and Asia Pacific FICC which he was brought in to lead in 2009. In 1997, when he first joined the firm, he served as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working first at Merrill Lynch in New York and then at Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, he worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from the Massachusetts Institute of Technology (MIT), and in 1986, a master’s degree in management from MIT’s Sloan School of Management.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Yoon is on the Asian Executive Board of MIT’s Sloan School of Management.

Corporate governance, responsibility and compensation

Corporate governance

Jürg Zeltner Swiss, born 4 May 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank Year of initial appointment: 2009

Professional history and education

Jürg Zeltner was appointed CEO UBS Wealth Management and co-CEO of Wealth Management & Swiss Bank, and became a member of the GEB in February 2009. In November 2007, he was appointed as Head of Wealth Management North, East & Central Europe. From 2005 to 2007, he was the CEO of UBS Deutschland, Frankfurt, and prior to that, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998, he was with Swiss Bank Corporation in various roles within the Private and Corporate Client division in Berne, New York and Zurich. Mr. Zeltner graduated from the School of Economics and Business Administration in Berne, and completed the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Zeltner is a board member of the German-Swiss Chamber of Commerce and the UBS Optimus Foundation.

Responsibilities, authorities and organizational principles of the Group Executive Board

Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its business. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies. The GEB constitutes itself as the risk council of the Group. In this function, the GEB has overall responsibility for the following: establishing and supervising the implementation of risk management and control principles; approving core risk policies; and controlling the risk profile of the Group as a whole as determined by the BoD and the Risk Committee. In 2011, the GEB held a total of 18 meetings.

è	Refer to the Organization Regulations, which are available at www.ubs.com/governance, for more information on the authorities of the Group Executive Board

Responsibilities and authorities of the Group Asset and Liability Management Committee

The Group Asset and Liability Management Committee (Group ALCO), established by the GEB in 2009, is responsible for setting strategies to maximize the financial performance of the Group, and is subject to the guidelines, constraints and risk tolerances set by the BoD. The Group ALCO is also responsible for managing the balance sheet of the business divisions through allocation and monitoring of limits as well as managing capital, liquidity and funding; and promoting a one-firm financial management culture. The Organization Regulations additionally specify which powers of the GEB are delegated to the Group ALCO. In 2011, the Group ALCO held nine meetings.

Management contracts

We have not entered into management contracts with any third parties.

Corporate governance, responsibility
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

Clauses on change of control

Neither the employment agreement with the Chairman of the Board of Directors, nor the employment contracts with the Group Executive Board (GEB) members, contain change of control clauses.

All employment contracts with GEB members contain a notice period of six months, except for one which contains a 12-month notice period. During the notice period, GEB members are entitled to their salary and continuation of existing employment benefits.

In case of a change of control, the Human Resources and Compensation Committee may, at its discretion, accelerate the vesting of restricted shares and amend the vesting date or lapse date of options.

According to the agreement we have entered into with the Swiss National Bank (SNB), in the event of a change in control of UBS, the SNB has the right, but not the obligation, to require that we purchase the loan the SNB provided to the SNB StabFund at its outstanding principal amount plus accrued interest, and that we purchase the StabFund’s equity at 50% of its value at the time.

Corporate governance, responsibility and compensation

Corporate governance

Auditors

Audit is an integral part of corporate governance. While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit. The Audit Committee (AC), and ultimately the Board of Directors (BoD), supervises the effectiveness of audit work.

è	Refer to the “Board of Directors” section of this report for more information on the Audit Committee

External independent auditors

At the 2011 Annual General Meeting (AGM), Ernst & Young were reelected as auditors for the Group for a further one-year term of office. Ernst & Young assume virtually all auditing functions according to laws, regulatory requests and the Articles of Association. The Ernst & Young lead partner in charge of the UBS financial audit has been Jonathan Bourne since 2010 and his incumbency is limited to five years. The Lead Auditor and Signing Partner leading the FINMA regulatory audit in 2011 was Iqbal Khan, and Andreas Loetscher was co-signing Partner, for both the financial and the FINMA regulatory audit. Both have been in charge for UBS since 2011 with an incumbency of seven years. Ernst & Young will be proposed for reelection at the AGM in 2012.

At the 2009 AGM, BDO AG was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions independently from the auditors in connection with capital increases. BDO AG will be proposed for reelection at the AGM in 2012.

Fees paid to external independent auditors

The fees (including expenses) paid to our auditors Ernst & Young are set forth in the table on the next page. In addition, Ernst & Young received CHF 30,106,000 in 2011 (CHF 33,206,000 in 2010) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit in accordance with applicable laws and generally accepted auditing standards, as well as other assurance services that conventionally only the auditor can provide. These include statutory and regulatory audits, attest services, and the review of documents to be filed with regulatory bodies.

Audit-related work comprises assurance and related services that traditionally are performed by the auditor, such as attest services related to financial reporting, internal control reviews, performance standard reviews, consultation concerning financial accounting and reporting standards and due diligence investigations on transactions in which we propose to engage.

Tax work involves services performed by professional staff in Ernst & Young’s tax division, and includes tax compliance, tax consultation and tax planning with respect to our own affairs.

“Other” services are approved on an exceptional basis only. They mainly comprise on-call advisory services. In addition, 2010 and 2011 included non-recurring expenses.

Pre-approval procedures and policies

To ensure Ernst & Young’s independence, all services provided by them have to be pre-approved by the AC. A pre-approval may be granted either for a specific mandate, or in the form of a bucket pre-approval authorizing a limited and well-defined type and amount of services.

The AC has delegated pre-approval authority to its Chairperson, hence the Group Chief Financial Officer (Group CFO) submits all proposals for services by Ernst & Young to the Chairperson of the AC for approval, unless there is a bucket pre-approval in place. At each quarterly meeting, the AC is informed of the approvals granted by its Chairperson and of services authorized under bucket pre-approvals.

Corporate governance, responsibility
and compensation

Fees paid to external independent auditors

UBS paid the following fees (including expenses) to its external auditors Ernst & Young Ltd.:

in CHF thousand	31.12.11	31.12.10

Audit

Global audit fees	52,600	46,939

Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	5,240	11,604

Total audit	57,840	58,543

Non-audit

Audit-related fees	8,190	7,225

of which assurance and attest services	3, 123	3,073

of which control and performance reports	4,626	4,058

of which advisory on accounting standards, transaction consulting including due diligence, other	441	94

Tax advisory	1,021	521

Other	1,483	1,152

Total non-audit	10,694	8,898

Group Internal Audit

With 339 personnel worldwide on 31 December 2011, Group Internal Audit performs the internal auditing function for the entire Group. Group Internal Audit supports the BoD and its Committees in discharging their governance responsibilities by independently assessing risk management, control and governance processes; assessing the reliability of financial and operational information; and ensuring we are compliant with legal, regulatory and statutory requirements. All reports with key issues are provided to the Group Chief Executive Officer (Group CEO), the Group Executive Board members responsible for the business divisions and other responsible management. In addition, the Chairman, the Risk Committee (RC) and the AC are regularly informed about important issues. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head of Group Internal Audit, James P. Oates, reports directly to the Chairman of the BoD and to the RC. Group Internal Audit has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data needed to fulfill its auditing duties. The RC and the AC may order special audits to be conducted. Other BoD members, Committees or the Group CEO may request such audits with the approval of the AC or the RC.

Coordination and close cooperation with the external auditors enhance the efficiency of Group Internal Audit’s work.

Corporate governance, responsibility and compensation

Corporate governance

Information policy

We provide regular information to our shareholders and to the financial community.

Financial results will be published as follows

First quarter 2012	2 May 2012

Second quarter 2012	31 July 2012

Third quarter 2012	30 October 2012

The Annual General Meeting of shareholders will take place as follows

2012	3 May 2012

2013	2 May 2013

We meet with institutional investors worldwide throughout the year, and regularly hold results presentations, special investor seminars, road shows, and individual and group meetings. Where possible, meetings involve senior management as well as members of the investor relations team. We make use of diverse technologies such as webcasting, audio links and cross-location videoconferencing to widen our audience and maintain contact with shareholders around the world.

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

To ensure fair access to and dissemination of our financial information, we make our publications available to all shareholders at the same time.

è	Refer to www.ubs.com/investors for a complete set of published reporting documents and a selection of senior management industry conference presentations
è	Refer to the corporate calendar at www.ubs.com/investors for future financial report publication dates

Financial disclosure principles

Based on discussions with analysts and investors, we believe that the market rewards companies that provide clear, consistent and informative disclosure about their business. Therefore, we aim to communicate our strategy and results in a manner that allows shareholders and investors to gain an understanding of how our company works, what our growth prospects are and what risks our strategy and results might entail. Feedback from analysts and investors is continually assessed and, when we consider it appropriate, reflected in our quarterly and annual reports. To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:

–	Transparency in disclosure enhances understanding of the economic drivers and builds trust and credibility
–	Consistency in disclosure within each reporting period and between reporting periods
–	Simplicity in disclosure allows readers to gain an understanding of the performance of our businesses
–	Relevance in disclosure avoids information overload by focusing on what is required by regulation or statute and is relevant to our stakeholders
–	Best practice in line with industry norms, leading the way to improved standards where possible

Financial reporting policies

We report our results after the end of every quarter, including a breakdown of results by business division and disclosures relating to risk management and control, capital, liquidity and funding management.

Our financial statements are prepared according to IFRS as issued by the International Accounting Standards Board.

è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for a detailed explanation of the basis of UBS’s accounting

Corporate governance, responsibility
and compensation

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

US regulatory disclosure requirements

As a “foreign private issuer”, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (SEC) under the US federal securities laws. We file an annual report on Form 20-F, and submit our quarterly financial reports and other material information, including materials sent to shareholders in connection with Annual and Extraordinary General Meetings, under cover of Form 6-K to the SEC. These reports are all available at www.ubs.com/investors and also on the SEC’s website at www.sec.gov.

An evaluation was carried out under the supervision of management including the Group Chief Executive Officer (Group CEO) and Group Chief Financial Officer (Group CFO), of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the Group CEO and Group CFO concluded that our disclosure controls and procedures were ineffective as of 31 December 2011, solely because of the deficiencies described in “Management’s Report on Internal Control over Financial Reporting” in the “Financial Information” section of this report.

In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting. The financial statements of this report contain management’s assessment of the effectiveness of internal control over financial reporting, as of 31 December 2011. The external auditors’ report on this assessment is also included in this report.

Corporate governance, responsibility and compensation

Corporate responsibility

Corporate responsibility

In 2011, we continued working towards meeting the demanding societal goals and commitments we have set ourselves, guided by our Code of Business Conduct and Ethics (the Code). While we undoubtedly faced significant challenges in 2011, this has only served to strengthen our resolve to ensure that all our people at every level follow the Code unreservedly both in letter and spirit. By adhering to the Code, we demonstrate our desire to be a responsible corporate institution and to act with integrity in all our interactions with our stakeholders.

In 2011, we continued to make a valuable contribution to the fight against money laundering, corruption and terrorist financing (AML). We strengthened our management of environmental and social (including human rights) risks, intensified our sustainability-related business activities (notably via the further development of our values-based investing), and continued with the execution of our supply chain program and our investment in community activities as well as our in-house environmental management program. As an illustration of the progress made regarding environmental management, we have already reduced our global C02 emissions by 39% compared with 2004 levels, and we are confident that we will very shortly meet our 40% reduction target for 2012.

We also strengthened senior management accountability in relation to particular corporate responsibility activities, most notably through the oversight provided by two Group Executive Board (GEB) Committees concerned with environmental and social risks and community investment. These, and other corporate responsibility developments at UBS, were monitored and reviewed by the UBS Corporate Responsibility Committee (CRC), a Board of Directors (BoD) Committee.

è	Refer to www.ubs.com/responsibility for more information on the contents of this section

Governance, strategy and commitments

Corporate responsibility governance

At UBS, the BoD is responsible for formulating our values and standards to ensure we meet our obligations to all our stakeholders. Both the Chairman of the BoD and the Group Chief Executive Officer (Group CEO) play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

All BoD Committees are focused on achieving our goal of creating sustainable value. Of the five BoD Committees, the CRC shoulders the main undertaking for corporate responsibility. It actively reviews and assesses how we meet the existing and evolving corporate responsibility expectations of our stakeholders. It also monitors and reviews our corporate responsibility policies and regulations, as well as the implementation of our corporate responsibility activities and commitments. Moreover, it regularly reviews the Code. In 2011, no changes were made to the Code as the CRC concluded that it continues to appropriately reflect the relevant commitments.

è	Refer to www.ubs.com/code for a copy of the UBS Code of Business Conduct and Ethics

Corporate responsibility at UBS

Corporate governance, responsibility
and compensation

In 2011, BoD member Wolfgang Mayrhuber became chair of the CRC. In addition to the Chairperson, the Committee has three members, including the Chairman of the BoD. The committee is advised by a panel of seven members of the GEB, including the Group CEO, and other senior managers. The members of the advisory panel participate in CRC meetings and are responsible for implementing its recommendations. The advisory panel’s membership also ensures that we benefit from a direct connection to operational corporate responsibility activities with, for instance, the Group Environmental Representative being a member of the panel.

The GEB is responsible for the development and implementation of our Group and business division strategies including strategies pertaining to corporate responsibility. At, or directly below, GEB level there are various committees or boards concerned with tasks and activities relating to particular aspects of corporate responsibility.

In 2011, the Global Environmental & Social Risk Committee was established to address transactional and policy matters relating to environmental and social (including human rights) risks and associated reputational risks. The Committee is chaired by the Group Environmental Representative and includes five GEB members. Additionally, our Environmental & Human Rights Committee oversees the operational execution of UBS’s Environmental Policy and Statement on Human Rights. The Committee consists of senior environmental representatives drawn from each business division and is supported by dedicated functions.

è	Refer to www.ubs.com/environment for more information on our environmental and human rights governance

Our efforts to combat money laundering, corruption and terrorist financing are led by the Head of Global AML Compliance and supported by a network of expert global business teams. To enhance consistency and cooperation between our business divisions we are working to streamline our policies and processes, and to bolster the ways in which we assess threats and risks within the business. We are determined to protect the firm and our reputation from those who would use UBS to legitimize illicit assets and we have put in place extensive and robust policies designed to prevent, detect and report money laundering, corruption and terrorist financing.

è	Refer to the discussion on combating financial crime below for more information on our AML activities

Our global diversity and inclusion team supports senior management and Human Resources business partners in developing diversity and inclusion-related strategies and plans for each business division. The implementation of these strategies and plans is monitored by the GEB. The global diversity team also coordinates efforts to integrate diversity and inclusion awareness and content into the Human Resources process. Regional diversity and inclusion heads, along with senior business managers, consider and design diversity and inclusion and business-aligned plans that are linked to regional and divisional business and talent strategies. They also provide regional support for divisional management in assessing the progress made on relevant diversity and inclusion objectives. Additionally, they support our numerous employee networks, including the development and coordination of diversity-related events, which support regional diversity and inclusion initiatives.

è	Refer to the “Our employees” section of this report for more information on labor standards and diversity programs

Following a strategic review of UBS’s Community Affairs activities, the governance structure has been streamlined and given a more strategic focus with the creation of the Global Community Affairs Steering Committee, chaired by the Group CEO and composed of several members of our senior management. The Steering Committee sets the overall strategic direction and aims of our community affairs. Furthermore, the Committee is ultimately re-

Our corporate responsibility governance process

Corporate governance, responsibility and compensation

Corporate responsibility

sponsible for deciding on our response to worldwide disasters. Community activities are governed by a central framework based on our Group community affairs guidelines overseen by the Steering Committee. These guidelines are supplemented by additional regional guidelines, which are embedded in UBS’s regional structures. Each region has a dedicated Community Affairs team, which coordinates charitable commitments by the firm and our employees. The Corporate Center ensures global coordination of these activities and provides a central reporting structure to collect community investment data from across UBS as a whole. The Steering Committee reports to the CRC regarding the most important decisions on strategy and funding.

è	Refer to the discussion on community investment below for more information on our charitable and related activities

External commitments and initiatives

By incorporating environmental and social standards and conventions in our business practices we benefit from participation in various external initiatives. These include the UN Global Compact and its local network in Switzerland, the Wolfsberg Group, the UNEP Finance Initiative (UNEP Fl), the UN Principles for Responsible Investment, and the VfU (Association for Environmental Management and Sustainability in Financial Institutes).

In June 2011, the UN Human Rights Council endorsed the Guiding Principles for the Implementation of the United Nations “Protect, Respect and Remedy” Framework on business and human rights (the Guiding Principles). The Guiding Principles provide a blueprint for companies to know and show that they respect human rights, and reduce the risk of causing or contributing to human rights harm. In May, directly prior to the UN’s endorsement of the Guiding Principles, UBS convened a meeting in Thun, Switzerland, of a number of universal banks (subsequently referred to as the Thun Group) to consider the Guiding Principles. During the meeting the Thun Group initiated a process to interpret the Guiding Principles with specific reference to their application to the banking sector. A short statement on the Guiding Principles was released by this group at the UNEP Fl global sustainability roundtable in October 2011. Subsequently, a practical guidance tool, which sets out the challenges and best practice examples of operationalizing the Guiding Principles in universal banks, has been drafted and is currently under discussion within the group.

External ratings, assurance and awards

Our performance and success in the area of sustainability is reflected in the key external ratings and rankings we have achieved. UBS was once again named as an index component for the Dow Jones Sustainability Index (DJSI) World, increasing our total DJSI score, and we are a member of the FTSE4Good index series. We have been a continuous member of both the DJSI World and the FTSE4Good since their inception.

We continue to be included in the Carbon Performance Leadership Index, which is produced by the Carbon Disclosure Project. The Index features companies that have distinguished themselves through their efforts to reduce emissions and their strategies for combating climate change. We are also represented in the Carbon Disclosure Leadership Index, figuring among the companies which are setting the standards in reporting on the risks and opportunities arising for businesses in connection with climate change. We are among the few financial sector companies represented in both Carbon Disclosure Project indices.

In 1999, we were the first bank to obtain ISO 14001 certification for our worldwide environmental management system. The management system covers all products, services and in-house operations which may have an environmental impact. It is audited annually and recertified every three years by SGS, a leading inspection, verification, testing and certification company. These comprehensive audits verify that appropriate policies and processes are in place to manage environmental issues, and that they are being implemented on a day-to-day basis. In 2011, UBS passed the extensive ISO 14001 recertification audit, which consisted of 17 audit days and involved 170 employees in six countries. SGS confirmed that we have a well-performing and fully integrated environmental management system that is suitable for managing environmental risks and helps to promote continuous improvements to our environmental performance.

We achieved a top-four ranking in each of the key rankings for brokerage firms in the 2011 Thomson Reuters Extel and UKSIF Socially Responsible Investing & Sustainability Survey: Socially Responsible Investment Research, Thematic Research, Corporate Governance Research, and Renewable Energy Research.

In the UK, we received two major accolades for our work in this field. We were ranked joint number one in The Environment Agency’s new performance league table. This table ranks over 2,000 organizations according to early actions metrics that reflect the installation of smart meters, as well as to what degree the organization has satisfied the requirements of the Carbon Trust Standard for good energy management. In December, UBS and its Bridge Academy partnership (refer to the “Community investment” section below) won the UK Big Society Award established by the UK Prime Minister, David Cameron. Commenting on the award, the Prime Minister said: “The Bridge Academy is a brilliant example of business working with their local community to make a difference and create something really special for their area. The innovative ideas, enthusiasm and skills of the UBS volunteers have had a clear impact on the Academy, inspiring students and helping them reach their potential.”

Furthermore, we were ranked third in Lundquist’s CSR Online Awards Switzerland 2011, maintaining our top three ranking for the third consecutive year. The CSR Online Awards consider how well a corporate website is used as a platform for CSR communications and stakeholder engagement.

Stakeholder dialogue

Dialogue with external parties is crucial to our overall understanding and approach to corporate responsibility. In 2011, we engaged with experts and stakeholders on a range of topics. These included discussions with investors on a wide range of environmental, social and governance (ESG) topics and discussions with non-gov-

Corporate governance, responsibility
and compensation

ernmental organizations on the subjects of deforestation, human rights and coal. In addition, we sought input from our employees regarding our corporate responsibility strategy and associated activities. An internal, cross-divisional and cross-regional network of experts continues to play a particularly important role, with its members providing critical input on stakeholder expectations and concerns. These contributions are relayed back to the CRC and provide a very valuable addition to information gathered through other monitoring channels. To enhance further our provision of corporate responsibility information to our stakeholders, we published a UBS Health & Safety statement on our corporate responsibility website following a review of our health and safety activities and efforts. The statement demonstrates our long-standing commitment to creating a work and business environment that safeguards the health and safety of employees, business partners and clients.

Training and awareness-raising

Through induction, education and broader awareness-raising activities we ensure that our employees are in no doubt as to the importance of our societal commitments. General information is published on our intranet and on our corporate responsibility website. In 2011, training and awareness-raising activities for all employees continued to focus on the Code, notably via the Leading UBS Forward program and through induction events for new employees. Employees were also made aware of the firm’s corporate responsibility strategy and activities through other training and awareness raising activities. Furthermore, some 19,300 employees received training on environmental issues. Of these, 15,700 received a general education on our environmental policy and programs and 3,600 participated in specialist training targeted within their area of expertise and influence. Employee speaker sessions, exhibitions and lunchtime training sessions have been delivered in all regions alongside specific technical training for the regional environmental team. Employees are also required to undergo regular refresher training in AML-related issues. This includes online training, awareness campaigns and seminars.

è	Refer to the “Education and talent development” section of this report for more information

Responsible banking

We are focused on gaining and retaining the trust of all our stakeholders alongside our goal of generating sustainable earnings and creating long-term shareholder value. Our shareholders, clients, employees and society in general demand that our banking activities are undertaken in a responsible manner, and that our products and services are best suited to the needs and requirements of our clients. Through our corporate responsibility efforts we demonstrate that we are listening to our stakeholders and constantly striving to meet their expectations.

Continuous improvement

Our commitment to responsible banking requires us to undertake a regular and critical assessment of our policies and practices. This, in turn, requires the careful consideration and assessment of societal issues of potential relevance to UBS. With the Global Environmental & Social Risk Committee, a GEB-level Committee, and the CRC, a BoD-level Committee, we have demonstrated that we have firmly established responsibility for the oversight of this important and complex task at the highest level of the firm.

Combating financial crime

We will always act decisively to prevent potentially irresponsible or harmful actions. First and foremost, this means that our employees must uphold the law, adhere to relevant regulations, and behave in a responsible and principled manner.

We continue to strengthen our efforts to both prevent and combat financial crime. By taking responsibility to preserve the integrity of the financial system, and our own operations, we are committed to assisting in the fight against money laundering, corruption and terrorist financing. We employ a rigorous risk-based approach to ensure our policies and procedures are able to detect risks, and that relationships which are classified as higher risk are dealt with appropriately. We adhere to strict know-your-clients regulations but without undermining clients’ legitimate right to privacy. Ongoing due diligence and monitoring assists in the identification of suspicious activities, including the use of advanced technology to help identify transaction patterns or unusual dealings. If discovered, they are promptly escalated to management or control functions. During 2011, Global AML Compliance worked closely with the Environmental and Social Risk group to develop and introduce new and more effective ways to screen potential business partners, vendors and clients in respect of any potential issue regarding environmental and social risk.

As part of our extensive and ongoing efforts to prevent money laundering, corruption and terrorist financing, additional enhancements to address more specific risks in relation to corruption and terrorist financing were implemented globally during 2011.

We are a founding member of the Wolfsberg Group, an association of 11 global banks established in 2000, which aims to develop financial services industry standards and related products for Know-Your-Customer, Anti-Money Laundering and Counter Terrorist Financing policies. The Group continues to update its existing

Our environmental policy

Corporate governance, responsibility and compensation

Corporate responsibility

publications and a revised version of the Trade Finance Principles and Anti-Corruption Guidance was published in 2011. Together with the other members of the Group, we continue to work closely with the Financial Action Task Force, an inter-governmental body that develops and promotes national and international policies to combat money laundering and terrorist financing through consultation processes with the private sector.

Managing environmental and social risks across UBS

Environmental and social (including human rights) risks are broadly defined as the possibility that UBS is harmed reputationally or financially as a result of transactions, products, services or activities such as lending, capital raising, advisory services or investments that involve a party associated with environmentally or socially sensitive activities, or exposed to risks such as environmental liabilities, human rights infringements or changes in environmental regulations. For products, services and activities identified as having significant environmental and social risk potential, procedures and tools for the timely identification, assessment, approval and monitoring of such risks are applied and integrated into standard risk, compliance and operations processes.

–	Client onboarding: new corporate clients are assessed for environmental and social risks associated with their business activities
–	Transaction due diligence: before proceeding with a transaction, environmental and social risks are identified and analyzed as part of standard transaction due diligence processes
–

In-house environmental management: our operational activities and employees (or contractors working on UBS premises) are assessed for compliance with relevant environmental and labor rights regulations

–	Supply chain management: prior to any new or renewed con tract being awarded, standardized checks are completed to assess supplier and commodity specific environmental, labor and human rights risks

Some of our clients operate in sectors characterized by ongoing environmental and social challenges. To support the consistent identification and assessment of such risks, we developed internal industry sector guidelines in 2009. These guidelines, adopted by each of our business divisions in their transactional and client due diligence processes, provide an overview of key environmental and human rights issues that arise in the various life cycles of the sector, and summarize industry standards in dealing with them. The guidelines currently cover six sectors: chemicals; forestry products and biofuels; infrastructure; metals and mining; oil and gas, and utilities.

In 2011, we strengthened further our environmental and social risk management (including human rights) by executing the “UBS position on relationships with clients and suppliers associated with controversial activities” that was published in January. This stipulates activities that we will not engage in, or will only engage in under stringent pre-established guidelines. We will not knowingly provide financial services to corporate clients, nor will we purchase goods or services from suppliers, where the use of proceeds, primary business activity, or acquisition target involves the following environmental and social risks:

Extractive industries, heavy infrastructure, forestry and plantations operations that risk severe environmental damage to or through:

–	endangered species of wild flora and fauna listed in Appendix 1 of the Convention on International Trade in Endangered Species;
–	high conservation value forests as defined by the six categories of the Forest Stewardship Council;
–	illegal use of fire: uncontrolled and/or illegal use of fire for land clearance;
–	illegal logging including purchase of illegal harvested timber (logs or roundwood);
–	palm oil production unless a member in good standing of the Roundtable on Sustainable Palm Oil and actively seeking to enhance certification of its production;
–	wetlands: on the RAMSAR list; and
–	world heritage sites as classified by UNESCO.

Managing environmental and social risks

		For the year ended			% change from
	GRI[1]	31.12.11	31.12.10	31.12.09	31.12.10
Environmental and social risk assessments[2]	FS2	416	194	93	114

Requests by region

Americas	FS2	111	48	20	131

Asia Pacific	FS2	136	84	32	62

Europe, Middle East and Africa	FS2	119	32	20	272

Switzerland	FS2	50	30	21	67

Requests by business division[2]

Investment Bank	FS2	330	147	69	124

Wealth Management & Swiss Bank	FS2	81	44	24	84

Wealth Management Americas	FS2	5	3	n/a	67

1  Global Reporting Initiative (see also www.globalreporting.org). FS stands for the performance indicators defined in the GRI Financial Services Sector Supplement. 2 Transactions and onboarding requests referred to environmental and social risk functions.

Corporate governance, responsibility
and compensation

All commercial activities that:

–	engage in child labor: according to ILO Conventions 138 (minimum age) and 182 (worst forms);
–	engage in forced labor: according to ILO Convention 29;
–	threaten indigenous peoples’ rights in accordance with IFC Performance Standard 7; and
–	engage in diamond mining and trading of rough diamonds unless Kimberley Process certified.

We also require enhanced due diligence and approval processes in certain other areas, such as coal mining practices that use mountain top removal in the US Appalachian Mountains as an extraction method. As part of this review, we assess to what extent companies rely on mountain top removal mining for their revenue generation, and we need to be satisfied that the client is committed to reducing its exposure to this form of mining over time.

Following the execution of our position on relationships with clients and suppliers associated with controversial activities by the business divisions, the number of cases referred for assessment to the environmental and social risk units in 2011 more than doubled as shown by the table “Managing environmental and social risks” on the previous page.

Environmental and social business opportunities

Equally as important as managing environmental and social risks is providing financial products and services which help our clients manage their environmentally and socially related business opportunities. We seek to help investors benefit from such opportunities by integrating environmental and social considerations, where relevant, in our investment, research, ownership and financing processes. This applies across our businesses in asset management, wealth management, retail and corporate banking and investment banking. It includes funds, research and advisory services provided to private and institutional clients, access to the world’s capital markets for renewable energy firms and, in Switzerland, “eco” mortgages.

Investment products and advisory

Taking environmental, social and governance (ESG) issues into account in investment processes is becoming of increasing interest to clients and consultants across all of our investment areas. Since 2009, Global Asset Management has demonstrated commitment to ESG integration as a signatory to the UN Principles for Responsible Investment. The Principles provide a voluntary framework by which all investors can incorporate ESG issues into their decision-making and ownership practices to better align their objectives with those of society at large.

A dedicated Sustainable & Responsible Investment (SRI) team within Global Asset Management offers a wide range of products to their institutional clients, including thematic SRI funds which are focused on innovative companies that provide solutions to the challenges of climate change, water scarcity and demographic change. They offer a range of products focusing on each individual theme and the UBS (Lux) Equity Fund Global Innovators, which spans all three themes. In 2011, UBS broke new ground by listing four exchange-traded funds (ETF) on the German Stock Exchange that track sustainability leaders identified by socially responsible indices, such as the new MSCI ESG Indices. Additionally, the team offers customized client portfolios in the form of segregated mandates/institutional accounts based on “negative” screening, which exclude certain controversial stocks or sectors based on their negative social or environmental impact, as perceived by the client. Our global platform and investment research capabilities enable us to offer such tailor-made solutions.

Furthermore, Global Asset Management’s Global Real Estate business has defined and implemented a Sustainability and Responsible Property Investment strategy for its real estate products and mandates. As a responsible property investor the financial objectives of clients remain the primary focus, but we also consider long-term social and environmental aspects.

In 2011, combined teams from philanthropy and values-based investing (VBI) and sustainable investing developed further our

Socially responsible investments (SRI) invested assets[1]

Socially responsible investments are products that
consider environmental, social or ethical criteria
alongside financial returns. SRI can take various forms,
including positive screening, exclusion or engagement.

Positive criteria apply to the active selection of
companies, focusing on how a company’s strategies,
processes and products impact its financial success, the
environment and society. This includes best-in-class or
thematic investments.

Exclusion criteria one or several sectors are excluded
based on environmental, social or ethical criteria, for
example, companies involved in weapons, tobacco,
gambling, or companies with high negative
environmental impacts. This also includes faith-based
investing consistent with principles and values of a
particular religion.

		As of				% change from
CHF billion, except where indicated	GRI[2]	31.12.11		31.12.10	31.12.09	31.12.10
UBS total invested assets		2,167		2,152	2,233	1
UBS SRI products and mandates
positive criteria	FS11	1.84		2.00	2.72	(8)
positive criteria/RPI[3]	FS11	28.19		na	na	na
exclusion criteria[4]	FS11	27.46		21.27	22.44	29
exclusion criteria/policy-based restrictions[5]	FS11	181.49		na	na	na
Third-party[6]	FS11	2.59		2.40	1.69	8
Total SRI invested assets	FS11	241.57	[7]	25.67	26.85	841
Proportion of total invested assets (%)[8]		11.15		1.19	1.20

[1]  The terms Socially Responsible Investing and Values-Based Investing are used interchangeably. All figures are based on the level of knowledge as of January 2012. [2]  FS stands for the performance indicators defined in the Global Reporting Initiative Financial Services Sector Supplement. [3] Responsible Property Investment (RPI) strategy. [4]  Includes customized screening services (single or multiple exclusion criteria). [5]  Assets subject to restrictions under UBS policy on the prohibition of investments in companies related to anti-personnel mines and cluster munitions. [6]  SRI products from third-party providers apply either positive and exclusion criteria or a combination thereof. [7]  Due to adjustments in the reporting boundaries, 78.3% of reported assets have newly been included in 2011. [8]  Total SRI/UBS’s invested assets.

Corporate governance, responsibility and compensation

Corporate responsibility

holistic service offering in our wealth management businesses. These teams provide thought leadership, advice, products and solutions to assist our private clients and prospects who wish to invest all or part of their portfolio according to their values and investment objectives and want to deliver positive change through their philanthropy and investments. These services include sustainability-focused alternatives to conventional products, mission-related investing for donor-advised funds and private foundations. They also include values-based portfolio management, such as mandate solutions for private clients with a strong focus on sustainability across all asset classes, portfolio review and proposals for the integration of sustainability into stock or bond selection. In the US, this offering also includes managed accounts where ESG criteria are embedded into the fundamental investment process, or where clients have the ability to identify and exclude securities from ownership based on issue-oriented screens. This allows our private clients to customize mandates to their particular social policy criteria.

In response to increased client demand we have expanded our own offering and, through our open architecture, we can offer clients the chance to invest in SRI bonds, equity and microfinance products from leading third-party providers. The table “Socially responsible investments (SRI) invested assets” on the previous page shows that, as of 31 December 2011, our total SRI/VBI invested assets were CHF 241.57 billion, representing 11.2% of our total invested assets. The increase in our reported SRI/VBI invested assets in 2011 is largely due to the expansion of our SRI/VBI reporting framework, which now includes products subject to our Sustainability and Responsible Property Investment strategy. It also includes assets subject to restrictions under the UBS policy on the prohibition of investments in companies related to anti-personnel mines and cluster munitions, which applies to actively managed retail and institutional funds domiciled in Switzerland, Luxembourg and Ireland.

Research

Client interest in ESG issues has grown and, correspondingly, so has our research coverage in this area. Specialized research teams focus on a range of ESG issues, with a view to understanding what impact developing trends such as climate change/energy efficiency, water scarcity, demographics, and other potential environmental and social constraints might have upon the sectors and companies covered by our analysts. They collaborate closely with other teams to write about emerging themes and relevant research content is regularly published by a growing number of mainstream analysts. Specialized teams have been established within each of our business divisions to serve their respective clients.

    The ESG Analyzer is an Investment Bank publication that helps clients take ESG issues into consideration at every stage of the investment process. The ESG Analyzer was published several times during 2011, but was only available for Europe and South Africa. As a result of client demand, we now plan to make the Analyzer available for other regions starting in 2012. The Q-series® reports focus on thought-provoking discussions, leading to a firm-wide drive for more thoughtful, proprietary and valuable research. The report “Q-series®: Water Risks to Business” achieved the second-highest readership of any UBS Equity Research publication in 2011. Additionally, during the year the Investment Bank hosted both the annual UBS SRI Conference, which was focused primarily on sustainable supply chains, and the UBS Q-series® Sustainable Innovation Conference.

Wealth Management Research published a paper on Impact Investing, a new investment philosophy that is attracting interest from our clients. Reports under the “Greentech” label covered investment ideas such as electric cars (more efficient cars and better battery technology) and energy efficiency (smart grids, LED, the future of energy). Furthermore, the Wealth Management & Swiss Bank research magazine “UBS outlook on energy” included an analysis of renewable forms of energy.

Clients also benefited from a series of bulletins from our senior scientific advisor, Sir David King, director of the Smith School of Enterprise and Environment at the University of Oxford and formerly the UK Government’s Chief Scientific Advisor and Head of the Government Office of Science. These bulletins provided clients with an insight into a variety of current topics, including bio-fuels and actions various countries were taking in relation to climate change.

Engagement and voting rights

We believe that voting rights have an economic value and should be treated accordingly. Global Asset Management, wherever appropriate, seeks to influence the corporate responsibility and corporate governance practices of the companies it invests in. Where we have been given the discretion to vote on behalf of our clients, we will exercise our delegated fiduciary responsibility by voting in a manner we believe will be most favorable to the value of their investments. We are strongly supportive of the Stewardship Code published by the UK Financial Reporting Council in 2010. This aims to enhance the quality of engagement between institutional investors and companies. Good corporate governance should, in the long term, result in better corporate performance and improved shareholder value. As such, we expect board members of companies in which we have invested to act in the best interests of their shareholders, and to view themselves as stewards of the company by exercising appropriate judgment and by undertaking diligent oversight of the management of the company. In 2011, we voted on more than 48,000 separate resolutions at over 4,600 company meetings. In addition, we are active members of a number of shareholder bodies and are keen to work with like-minded shareholders.

    Since 2010, Global Asset Management in Switzerland has offered UBS Voice, a free service enabling holders of Swiss institutional funds to express voting preferences ahead of the shareholders’ meeting of major Swiss corporations. This allows additional shareholder input into the voting decisions of the funds’ management company.

The Global Asset Management SRI team in Switzerland engages in dialogue with companies represented in the SRI funds they manage. The analysts and portfolio managers provide posi-

Corporate governance, responsibility
and compensation

tive and negative feedback on relevant ESG issues that may impact investment performance. This is carried out as part of the regular communication process with corporate management teams. When controversial information on a company’s environmental or social performance is received, the SRI analysts contact the company and provide management with a chance to demonstrate what measures have been taken to resolve the issues. If the company can demonstrate how it is dealing with the problem, and what progress has already been achieved, an investment is possible. These engagement activities are applied to SRI funds in addition to the positive screening processes.

Renewable energy and clean technology financing and advisory

In 2010, we created the Renewable Energy & Clean Technology team (RE&CT) within our Investment Bank to focus our efforts and build upon our successes in this important sector. RE&CT, which includes five senior employees from four continents, provides capital raising and strategic advisory services to renewable energy and clean technology companies globally, including those in the solar, wind, energy efficiency, biofuels and renewable chemicals sectors.

In 2011, our global RE&CT team raised approximately USD 2.6 billion from fourteen equity and debt transactions and advised on seven deals, establishing RE&CT as one of the leading clean technology practices globally. Recent transactions include the USD 123 million initial public offering (IPO) of Gevo, the first successful IPO in next-generation biochemical and advanced bio-fuels, the USD 220 million IPO of BYD Company, the largest A-share IPO in the renewable energy sector in 2011, and the USD 162 million IPO of KiOR, the largest market cap of any pre-revenue clean technology company upon IPO.

Carbon trading

In cap and trade emissions markets, such as the EU Emissions Trading Scheme (EU ETS), companies have annual caps on the amount of emissions their facilities are allowed to produce. Companies that are able to reduce their emissions below their cap can sell their unused quota to other entities, thereby creating an emissions market. Through the use of financial instruments, we are able to help our clients manage their exposure to the emissions markets. UBS Exchange Traded Derivatives is an active member of the major emission exchanges in Europe and North America, and offers execution and full service clearing for contracts on EU ETS allowances, UN Certified Emissions Reductions, Regional Greenhouse Gas Initiative allowances, and permits for nitrogen oxide and sulfur dioxide.

Corporate responsibility in operations

Our operational targets continue to focus on the direct environmental impact of the firm, including energy, paper, waste and water. Having deployed a new carbon reporting system and rolled out training to our local, regional and global specialists, we have enhanced further the quality of data capture (verified to ISO 14064) and increased the speed with which management information can be released.

Environmental and CO2 footprints

We have a direct impact on the environment in a number of ways: our businesses consume electricity, notably through our IT systems, and fossil fuels; employees travel, use paper and generate waste in the course of their work; and offices require heating and comfort cooling systems. Improving the ways we use these resources can both reduce our operational costs and improve our environmental performance. Therefore, we have put in place a series of measures to efficiently manage our environmental impact.

Climate change strategy and emission reduction

In February 2006, the GEB decided to establish a Group-wide CO2 emission reduction target of 40% below 2004 levels by 2012. We seek to achieve this target by adopting in-house energy efficiency measures that reduce the energy consumption of our buildings while increasing the proportion of renewable energy used. This limits emissions at source. Emissions that cannot be reduced by other means (e.g. business air travel) are offset. As a result, we have reduced further our 2011 CO2 emissions, with an overall global reduction of 39% below 2004 levels, and we are close to achieving our targets for 2012.

Energy consumption and efficiency

Energy consumption has a significant environmental impact and is the biggest contributor to our overall greenhouse gas emissions. In line with our wider business strategy, improvements in energy efficiency have helped to reduce both emissions and costs. Our energy consumption is down 14% on the baseline year of 2009 through a combination of building portfolio management, better building controls, data center efficiency and improved employee housekeeping. Our IT-driven initiatives contributed significantly to these energy savings, most notably through a server consolidation program, and the Desktop Transformation Program that is deploying the latest in business PC hardware and software globally.

Renewable energy

In addition to our energy efficiency programs, we are reducing our use of carbon-intensive energy by including a high proportion of renewable energy. In 2011, 45% of our energy consumption came from renewable energy and district heating.

Business travel and offsetting CO2 emissions

Our levels of business air travel naturally mirror our client advisor activity. In 2011, this resulted in a significant increase in business air travel. We seek to reduce the environmental impact of air travel and therefore actively promote and invest in video conferencing where volumes have increased substantially.

    For travel within Europe, we encourage an ongoing move towards high speed rail travel in preference to air. The marketing and events team has adopted the environmental guidelines for

Corporate governance, responsibility and compensation

Corporate responsibility

Our greenhouse gas (GHG) footprint

client conferences and now considers the impact of delegate travel, hotels, venue features and catering as part of their logistics and planning.

Once again in 2011, we offset all CO2 emissions resulting from agency booked business air travel. Working with reputable intermediaries and a panel of internal specialists, we select projects which meet the requirements of the Gold Standard for voluntary emissions reductions while providing positive community benefits. Schemes selected include wind power projects in Taiwan and Turkey and a community biofuel project in China.

Paper, waste and water

We are making steady progress towards achieving our 2012 paper consumption, waste generation and water usage reduction targets (please refer to the tables “Environmental indicators per full-time employee” below and “Environmental indicators” on the next page). Double-sided printing and copying is now the default setting for most of our employees and, combined with an ongoing shift towards the distribution of electronic documents, has resulted in a 6% reduction in paper used per employee against baseline year 2009. The share of office paper from Forest Stewardship Council or recycled sources increased from 34% in 2009 to 44% in 2011. The continued implementation of bin-less offices in many larger locations has reduced the waste per employee by 9% since 2009. However, our waste recycling ratio remained flat at 54%. Paradoxically, this is due to our success in reducing paper consumption, which is a significant recyclable waste stream. Our water consumption decreased 22% compared with 2009 levels.

Supply chain management

In 2011, UBS spent over CHE 6.7 billion purchasing products and services ranging from office maintenance services across IT infrastructure to components such as stationery. Responsible supply chain management (RSCM) principles serve to embed our ethics and values with our suppliers, contractors, service partners and project teams. As part of this commitment we are continuing to improve our ability to identify, assess and monitor supplier practices in the areas of human and labor rights, the environment and corruption. In 2011, over 600 suppliers were screened according to our social and environmental criteria. We also trained 42 procurement and sourcing officers to help with this work, and responsible supply chain requirements were included in the agreements with relevant suppliers who were awarded contracts. Also in 2011, supply & demand management developed a risk rating concept to allow us to focus better on the potential risks of products and services and increase our impact in the area of RSCM. Finally, we engaged in a full strategic review of our RSCM operations and developed an action plan for 2012 to ensure best practice in this area.

Community investment

We are continuing with our well-established tradition of supporting the advancement and empowerment of organizations and individuals within the communities in which we do business. Our initial focus was centered on direct cash donations, but we have progressed to a position where our community investment program encompasses employee volunteering, matched-giving schemes, in-kind donations, disaster relief efforts and partnerships with community groups, educational institutions and cultural organizations in all of our business regions.

Community Affairs

In 2011, UBS and our affiliated foundations made direct cash donations totaling CHE 31.1 million to carefully selected non-profit partner organizations and charities. These donations were directed primarily towards achieving our Community Affairs key

Environmental indicators per full-time employee
	Unit	2011	Trend	2010	2009
Direct and intermediate energy	kWh/FTE	12,459	è	12,633	11,986

Business travel	Pkm /FTE	11,489	é	8,743	7,016

Paper consumption	kg /FTE	122	è	119	130

Waste	kg /FTE	242	è	251	265

Water consumption	m3/FTE	30.1	î	33.3	31.9

CO2 footprint	t/FTE	3.32	î	3.66	3.12

Legend: FTE = full-time employee; kWh = kilowatt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = tonne

Corporate governance, responsibility
and compensation

Environmental indicators[1]
			2011[2]		2010[2]	2009[2]
	GRI[3]	Absolute normalized[4]	Data quality[5]	Trend[6]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[7]		827 GWh	***	è	859 GWh	957 GWh

Total direct energy consumption[8]	EN3	128 GWh	**	è	137 GWh	132 GWh
natural gas		84.2%	**	è	82.6%	84.6%

heating oil		13.1%	***	ê	15.0%	10.9%

fuels (petrol, diesel, gas)		2.6%	***	é	2.3%	4.5%

renewable energy (solar power, etc.)		0.03%	***	é	0.02%	0.05%

Total intermediate energy purchased[9]	EN4	699 GWh	***	è	722 GWh	825 GWh

electricity from gas-fired power stations		18.1%	**	ì	16.3%	10.6%

electricity from oil-fired power stations		2.3%	***	ê	4.1%	2.9%

electricity from coal-fired power stations		15.8%	**	è	17.1%	17.5%

electricity from nuclear power stations		10.8%	**	è	11.5%	9.5%

electricity from hydroelectric power stations		29.5%	***	è	29.1%	28.0%

electricity from other renewable resources		13.9%	***	è	13.5%	23.6%

district heating		9.7%	***	é	8.5%	7.8%

Share of renewable energy and district heating		45%	***	è	43%	51%

Total business travel	EN29	762 m Pkm	***	é	595 m Pkm	560 m Pkm

rail travel[10]		1.5%	***	ê	1.9%	3.7%

road travel[10]		0.4%	**	ê	0.5%	1.0%

air travel		98.1%	***	è	97.6%	95.3%

Number of flights (segments)		337,573	***	é	258,766	258,396

Total paper consumption	EN1	8,093 t	***	è	8,076 t	10,349 t

post-consumer recycled	EN2	18.2%	***	ê	21.9%	16.7%

new fibers FSC[11]		26.1%	***	é	20.9%	17.1%

new fibers ECF +TCF[11]		55.6%	***	è	57.0%	65.9%

new fibers chlorine bleached		0.1%	**	ê	0.3%	0.4%

Total waste	EN22	16,083 t	***	î	17,053 t	21,183 t

valuable materials separated and recycled		54.2%	***	è	53.7%	54.4%

incinerated		20.0%	***	é	18.1%	12.5%

landfilled		25.8%	**	è	28.2%	33.1%

Total water consumption	EN8	2.00 m m3	**	î	2.27 m m3	2.55 m m3

Greenhouse gas (GHG) emissions in C02e
Direct GHG emissions (scope 1)[12]	EN16	25,235 t	**	è	27,153 t	25,723 t

Gross indirect GHG emissions (gross scope 2)[12]	EN16	227,978 t	***	î	248,893 t	298,338 t

Gross other indirect GHG emissions (gross scope 3)[12]	EN17	110,010 t	***	é	89,957 t	87,867 t

Total gross GHG emissions		363,223 t	***	è	366,003 t	411,928 t

GHG reductions from renewable energy[13]		53,759 t	***	î	57,226 t	99,248 t

C02e offsets (business air travel)[14]		88,867 t	***	é	69,152 t	63,579 t

Total net GHG emissions (GHG footprint)[15]		220,597 t	***	î	239,624 t	249,101 t

Legend: GWh = gigawatt hour; Pkm = person kilometer; t = tonne; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1  All figures are based on the level of knowledge as of January 2012. 2 Reporting period: 2011 (1 July 2010-30 June 2011), 2010(1 July 2009-30 June 2010), 2009(1 July 2008-30 June 2009). 3 Global Reporting Initiative (see also www.globalreporting.org). EN stands for the environmental performance indicators as defined in the GRI.   4   Non-significant discrepancies from 100% are possible due to roundings.  5  Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5%-***, up to 15%–**, up to 30%–* Uncertainty is the likely difference between a reported value and a real value.  6  Trend: at a ***/**/* data quality, the respective trend is stable (è) if the variance equals 5/10/15%, low decreasing/increasing (î,ì) if it equals 10/20/30% and decreasing/increasing if the variance is bigger than 10/20/30% (ê, é).   7  Refers to energy consumed within the operational boundaries of UBS.   8  Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).   9  Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).  10  Rail and road travel: Switzerland only.  11  Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.  12  Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for GHG reporting: scope 1 accounts for direct GHG emissions by UBS; gross scope 2 accounts for indirect GHG emissions associated with the generation of imported/purchased electricity (grid average emission factor), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal. 13 GHG savings by consuming electricity from renewable sources.   14  Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emissions from our business air travel, is GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Corporate governance, responsibility and compensation

Corporate responsibility

themes of “education” and “entrepreneurship”. Contributions were also made to other activities, in particular disaster relief, including CHF 3.2 million in Japan. These donations, combined with other significant activities, notably the volunteering activities of employees, have continued to provide substantial benefits to projects and people around the world (see examples below).

Across all business regions, our employees continue to play a very active role in our community investment efforts, in particular through their volunteering activities. In 2011, 11,678 employees spent 105,000 hours volunteering. We support their commitment by offering up to two working days a year for volunteering efforts, and also match employee donations to selected charities.

In Switzerland, our community investment efforts are also advanced by the UBS Culture Foundation, the UBS Foundation for Social Issues and Education, and the association “A Helping Hand from UBS Employees”. In 2011, these organizations have

Examples of UBS’s community investment activities across the globe

Americas – In 2011, we developed a unique community partnership with artist Stephen Wiltshire and student artists from The Children’s Aid Society, The Harlem School of the Arts, and the YMCA of Greater New York. New York City: Through our eyes was a special exhibition focusing on the New York City skyline from varying perspectives. It was used as a foundation for the young artists to reflect on their own feelings about their community. The program allowed students to draw their own interpretation of the skyline as a way to learn and engage in discussions about 9/11 and their neighborhoods in general. The main feature of the exhibition is Wiltshire’s intricate panorama of the New York City skyline. This panorama can be seen on a 160-foot long UBS billboard greeting passengers arriving at the JFK International Airport terminal. To commemorate the 10th anniversary of 11 September 2001, UBS published Reflections of Recovery and Resurgence: UBS 9/11 Humanitarian Relief Fund, a booklet which highlights the firm’s commitment and support of the National September 11 Memorial & Museum. Immediately following the events of 9/11, UBS created the UBS 9/11 Humanitarian

Relief Fund to provide assistance to victims as well as long-term grants for the children of victims. This booklet also provides helpful information related to support groups, guidance for talking to your family about 9/11, and other resources.

Our mentor programs, which operate in four US cities, continue to be our main volunteer initiatives. In 2011, employees volunteered to become mentors to hundreds of children – helping students build the confidence and skills they need for future success. Our mentor programs empower students of all ages and range from the Power Lunch reading program designed to increase elementary school literacy through to college preparatory and career skills development for high school students through our iMentor program.

To encourage the development of quality education, the Americas region is supporting innovative and collaborative after-school programs for Beacon centers in New York City. These high school after-school programs aim to integrate children’s learning experiences in and outside the classroom as well as offering career skills development, job training and computer literacy that contribute to greater opportunities for success after graduation.

Asia Pacific – The Community Leadership Experience, developed in partnership with Charities Aid Foundation India, was held in June 2011 in Mumbai. It focused on women leaders and the 20 participants came away with fresh perspectives on how to tackle the challenges of leading and managing a not-for-profit organization in India. Launched in 2008, the annual three-day program has been welcomed by the non-profit sector as a much-needed platform to bring leaders together. Participants get to share and learn from each other and help to improve their own organization’s capacity to deliver services to their own community. Across the Asia Pacific region, UBS employees continued to volunteer in record numbers and, in 2011, significantly increased the number of hours contributed to our community partners. In Japan, volunteers from the Investment Bank worked with Social Venture Partners Tokyo to develop financial accounting

Corporate governance, responsibility
and compensation

again made valuable contributions to important social causes, including fostering the humanities and the creative arts, supporting communities in need, and helping disabled and disadvantaged people.

Client foundation

The UBS Optimus Foundation is one of Switzerland’s largest charitable foundations. It is a non-profit organization which offers UBS clients a broad range of opportunities to improve the lives of children around the globe and has contributed over CHF 118 million to 250 projects in 73 countries since its foundation. Employing the highest standards of quality when selecting or monitoring its projects and project partners, the Foundation plays a key role in bringing about positive social change in the areas in which it targets, including healthcare, education and child protection. As UBS bears all the administrative costs related to the UBS Optimus Foundation, clients can be sure that 100% of every donation goes directly to the projects themselves.

processes for 10 new start-up not-for-profit organizations. In Singapore, more than 200 employees and interns helped to organize the International Association for Volunteer Effort’s biannual World Volunteer Conference which attracted more than 1,000 participants from around the globe. At this event, UBS continued its support for a unique program which aims to increase the capability of not-for-profit organizations to secure funding from the private sector. Called “The Pitch”, five finalists taken from more than 100 applicants from around the globe competed before a live audience and panel of expert judges to secure funding for innovative volunteer management projects.

Europe, Middle East and Africa – Throughout the region, we continue to support educational and entrepreneurial activities, particularly in areas close to where we conduct our business. We now have active Community Affairs programs in the UK, France, Italy, South Africa, Poland, UAE, Russia, Ireland and Jersey. The regional flagship program is our partnership with the Bridge Academy, a mixed, non-denominational school for 11-18 year olds in Hackney, one of the most deprived boroughs in London and adjacent to UBS’s London base. In 2003, UBS agreed to sponsor a new secondary school under the UK government’s “Academy” program. UBS volunteers helped develop the vision and plans for the development of the Bridge Academy which opened in 2007. A fundamental principle of the partnership is that all activity must directly improve student attainment and achievement. To date, 1,700 volunteers have contributed over 18,000 hours in a range of activities.

–	Governance: five UBS Managing Directors form a majority on the governing body, contributing strategic expertise and taking responsibility for the Bridge Academy’s direction and results
–	Literacy and numeracy: intervention schemes involving 80 volunteers per week
–	Work-related learning program: providing an introduction to the world of work, a focus on relevant skills and the motivation to think positively about the working world
–	Bespoke activities range from designing a virtual trading project with 54 top maths students from the Academy working with equities traders, through to engaging with Stonewall and the UBS Pride Network to work with 180 students to help tackle homophobic bullying
–	UBS volunteers provide support for Bridge staff learning and development, finance, operations, communications, fundraising and IT

Switzerland – During the European Year of Volunteering in 2011, UBS launched a unique national volunteering project to restore Swiss hiking trails. UBS employees replaced broken or inaccurate signposts, restored sections of the network of hiking trails and constructed new ones. Through their volunteering efforts UBS employees helped to ensure the continued quality and safety of the hiking trails. This, in turn, helps to ensure that hiking remains a popular and healthy leisure activity. The volunteering activities took place in six locations across Switzerland. In total, 319 employees participated in this important project volunteering 3,805 hours.

è	Refer to www.ubs.com/community

Corporate governance, responsibility and compensation

Our employees

Our employees

Our employees’ drive, skill and dedication are key to meeting the needs of our clients and building our businesses. We are committed to investing in our talent and to attracting, developing and retaining highly qualified people, while maintaining our reputation as a leading employer. We are also dedicated to promoting a performance-oriented culture that values and encourages collaboration across the entire Group. This helps to maximize opportunities to create value for the firm and support our employees’ success.

Our workforce

Our competitive strength depends on the quality of our people. Hiring, developing and retaining high-quality employees are priorities for the firm, as our workforce is fundamental to the success of our strategy. Due to ongoing market challenges, we had to make some difficult business decisions in 2011 that impacted our workforce, including personnel reductions. Throughout this process, we endeavored to act as a responsible employer, making full use of our internal labor market and, where necessary, career transition support services. We also continued to invest in the development and training of talented employees who can help us to grow our businesses.

In general, employee levels were stable in 2011, with the number of people employed on 31 December 2011 at 64,820, up 203 or 0.3% from year-end 2010. In 2011, our employees worked in 57 countries, with approximately 36% of our staff employed in Switzerland, 35% in the Americas, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. Employee turnover, as a percentage of average overall headcount, was 13.8% in 2011. Employee-initiated turnover was 6.9%, down 0.2% from 2010.

Internal mobility encourages integration, collaboration and innovation, as well as individual career development. In 2011, we continued to support employee mobility across all regions and business divisions. In 2011, 472 employees moved to roles in a different region, compared with 489 in 2010. In 2011, 1,228 em-

Personnel by region

		As of		% change from
Full-time equivalents	31.12.11	31.12.10	31.12.09	31.12.10
Switzerland	23,188	23,284	24,050	0

UK	6,674	6,634	6,204	1

Rest of Europe	4,182	4,122	4,145	1

Middle East and Africa	162	137	134	18

USA	21,746	22,031	22,702	(1)

Rest of the Americas	1,177	1,147	1,132	3

Asia Pacific	7,690	7,263	6,865	6

Total	64,820	64,617	65,233	0

Personnel by reporting segment

		As of		% change from
Full-time equivalents	31.12.11	31.12.10	31.12.09	31.12.10
Wealth Management	15,904	15,663	15,408	2

Retail & Corporate	11,430	12,089	12,140	(5)

Wealth Management & Swiss Bank	27,334	27,752	27,548	(2)

Wealth Management Americas	16,207	16,330	16,925	(1)

Global Asset Management	3,750	3,481	3,471	8

Investment Bank	17,256	16,860	15,666	2

Corporate Center	274	194	1,624	41

Total	64,820	64,617	65,233	0

of which: Corporate Center personnel (before allocations)[1]	19,270	19,472	20,054	(1)

1  Please note that some of the figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

Corporate governance, responsibility
and compensation

ployees transferred between business divisions, compared with 1,290 in 2010.

Recruiting new employees

Despite the challenging operating environment, we continued to recruit new talent to help strengthen and grow our businesses. In 2011, there was a strong focus on recruiting experienced client advisors in our asset-gathering businesses and making targeted hires in our investment banking and centrally managed functions. We continued to invest in talent for the future by hiring graduates and interns in each of our operating regions. We reduced hiring costs further in 2011 by increasing internal hires and making the most of employee referrals, both of which reduced the need to use outside agencies to fill positions.

We continued to be an attractive employer in 2011. Globally, 94% of candidates accepted our offer of employment, with 97% of individuals in Switzerland accepting. UBS ranked third among Swiss business students in the 2011 Universum Switzerland’s Ideal Employers survey.

In 2011, we filled 6,459 positions across the firm. This was a decrease of 29% compared with 2010, largely due to significantly less recruiting in the Investment Bank and in centrally managed functions. Wealth Management & Swiss Bank hired 414 client advisors globally; 686 financial advisors were hired in Wealth Management Americas in 2011. Referrals from current employees were an important source for these hires; for example, in Asia Pacific, employee referrals accounted for 49% of the client advisors we hired. In addition, specialized client advisor associate programs were launched in Switzerland and Asia Pacific to recruit professionals from other industries into client advisory roles.

Several new recruiting initiatives were launched in 2011 to ensure there is a continuous and visible presence on our target campuses, consistent with our commitment to graduate hiring. We continue to provide unique educational opportunities for graduates that include business-specific activities. As part of our undergraduate and MBA graduate training programs, 1,111 university graduates joined UBS in 2011. An additional 1,215 interns were hired globally over the course of the year. Our apprenticeship program in Switzerland continued to be strong in 2011, hiring 300 apprentices.

Strengthening and sustaining our diverse workforce and inclusive work environment

In today’s global business environment, we believe it is essential to have a workforce of individuals from widely differing backgrounds, cultures and life experiences. Diversity in gender, ethnicity, nationality, religion, age, disability, sexual orientation and other factors supports the firm in meeting the needs of our increasingly diverse client base. We also believe a diverse employee base and inclusive work environment increases employees’ engagement. Ultimately, our success depends on equal employment opportunities and having the best person in each role. We are committed to increasing the diversity of our workforce at all levels of the organization, as well as increasing our retention of diverse

Gender distribution by geographical region1

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this graph only. This accounts for the total UBS end-2011 employee number of 66,855 in this graph, which excludes staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and Widder Hotel.

employees. At the same time, we seek to strengthen and sustain an inclusive work environment that encourages employee development and enhances client relationships.

Our workforce is truly global. We have 895 offices in 57 countries, and our employees are citizens of 146 countries. In 2011, the average age of our employees was 38 years and the average length of employment at the firm was 8.6 years. In Switzerland, more than 51 % of employees have worked at UBS for more than 10 years.

Our global strategy is delivered through concrete action plans for each business, the integration of diversity and inclusion into our people management processes, and regional initiatives that reinforce our global strategy. For example, we integrated information regarding “unconscious bias” into our performance management processes in 2011.

In 2011, regional diversity teams continued to work with business and human resource leaders on plans linked to regional talent strategies. For example, in 2011, a cross-divisional gender initiative in parts of Europe that aims to build a culture in which men and women thrive equally in their careers was extended to Asia Pacific and rolled out across the Investment Bank. Components include training for managers, providing sponsoring opportunities for senior-level women, enhancing support for employees on maternity leave and a focus on flexible working options for all employees. Over 50% of the business areas or regions in the initial group have shown a proportionate increase in the number of female Executive and Managing Directors due to hiring, promotion or retention since the program launched in 2009.

In 2011, we relaunched a mentoring program in Switzerland for women Associate Directors and Directors to help women focus on their career progression. The second annual UK Diversity & Inclusion Week, designed to raise awareness about the value of a diverse and inclusive workplace and what it takes to build one, featured a wide range of employee events, awards, and presentations on workplace diversity and inclusion issues. In Asia Pacific, we worked with our businesses to sponsor marketing events

Corporate governance, responsibility and compensation

Our employees

Gender distribution by employee category1

	Officers (Director and above)		Officers (other officers)		Non-officers		Total
As of 31. 12. 11	Number	%	Number	%	Number	%	Number	%
Male	18,319	79.1	14,563	63.9	8,960	42.9	41,842	62.6

Female	4,850	20.9	8,214	36.1	11,949	57.1	25,013	37.4

Total	23,169	100.0	22,777	100.0	20,909	100.0	66,855	100.0

1  Calculated on the basis that a person (working full-time or part-time) is considered one headcount (in this table only). This accounts for the total UBS end-2011 employee number of 66,855, which excludes staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and Hotel Widder.

targeted specifically toward female clients. In the US, we launched a recruiting initiative to hire a number of financial advisors to provide insight and access to underserved, diverse market opportunities. Online “harassment free” workplace training also was introduced in the US, in addition to existing classroom training.

More than 11,500 employees are members of over 25 employee networks across UBS that help build cross-business relationships and strengthen our inclusive culture. In the US, for example, a “straight ally” initiative significantly raised participation from the firm’s leaders and increased membership in our lesbian, gay, bisexual and transgender (LGBT) employee network by promoting an inclusive and supportive workplace environment. A straight ally member is encouraged to proactively support the inclusive treatment of LGBT colleagues, and participate in community service, networking and educational events to demonstrate their support. Our global network guidelines enable employees to set up or join employee networks/affinity groups in all our operating regions. Additionally, our human resource policies and processes have global coverage and outline our commitment to nondiscrimination, a harassment-free workplace and equal opportunity for all employees.

Managing performance

We are committed to giving employees the tools and support they need to be effective in their jobs and advance their careers. We

Our approach to people management

provide a framework for performance management that features regular opportunities for employee-manager dialogue, consistent and transparent assessment processes and a clear link between performance, demonstrated achievements and compensation.

In 2010, we made some significant changes to our performance management processes to increase transparency, support employee development and better reward employees in line with their contributions. These goals have not changed. However, based on employee feedback and a comprehensive review of the impact, we amended some aspects of the evaluation process in 2011. These changes were made to increase efficiency, improve the business focus of assessments and put more emphasis on individual development. Our underlying goal remains: to strengthen our performance culture and focus on our strategy so we can achieve long-term, sustainable profitability.

Employees’ performance reviews are based on their contribution and whether their individual performance appropriately reflects factors like leadership, collaboration and teamwork, client focus and professional behavior. In 2011, 99% of the employees eligible to participate in the firm’s global performance assessment received a performance review.

Performance management for our senior executives and certain other key employees is especially rigorous. Senior leaders, including all Group Executive Board (GEB) members, receive a comprehensive evaluation based on key achievements, business performance, risk management, leadership skills and meeting specific financial targets. Direct peer input is also required.

In 2011, our “key risk takers and controllers” were again subject to extended performance management procedures. These individuals may work in front office, logistics or control functions, and, due to their role are able to materially commit, use or control the firm’s resources and exert significant influence over our risk profile. We therefore ensure that a holistic evaluation is conducted by relevant control functions on an annual basis. A sample of senior management and key risk-taker performance objectives are also reviewed annually.

We have Group-wide ranks and salary ranges that are applicable to all employees. We also have a standardized role classification model across the firm. Many human resource processes are based on these global role profiles, and this enables more clearly defined career paths and development plans for all employees.

Corporate governance, responsibility
and compensation

Education and talent development

We take a structured approach to leadership and professional development, business education and talent management. This helps ensure that our employees and senior leaders have the knowledge, skills and experience required to succeed in their roles and support our strategic goals. The UBS Business University is our global corporate university, composed of nine physical locations, several smaller in-house facilities and a comprehensive online training library. It manages all of UBS’s learning activities, ensuring that they are aligned with Group-wide, divisional and regional business strategies.

One of the Business University’s primary objectives is to help our senior leaders and our key talent build an effective leadership culture so that they can work together to attain the firm’s goals. A series of leadership development offerings, management skills training and new hire programs equip our current and future leaders with the skills to lead UBS forward. Collaborative, cross-divisional learning is a hallmark of our leadership development and talent programs.

As a firm, we must be able to offer our private, corporate and institutional clients a broad range of products and services. Client Leadership Experience (CLE) workshops bring together client-facing employees from all divisions to build the knowledge, skills and networks needed to deliver the best solutions from the entire firm to our clients. In 2011, 33 workshops were held in 13 cities in the Americas, Europe, Asia Pacific and Switzerland and attended by 1,200 Directors, Executive Directors and Managing Directors. Since 2008, nearly 3,000 employees have participated in a CLE.

A comprehensive business education offering is provided through more than 90 role-specific learning pathways. These pathways are a structured sequence of activities that help ensure consistent training across similar job roles worldwide. Client-facing staff participate in specialized advisory and sales training to more effectively meet clients’ needs.

A GEB-sponsored “Leading UBS forward” training program was launched in 2010 and continued through mid-2011. More than 53,000 employees attended one of 1,400 face-to-face workshops led by senior leaders from across the firm. These sessions gave employees the opportunity to improve their understanding of key components of our strategy, identity and strategic principles, and to embed our values in their daily work. A further 5,000 employees completed an online version of the course.

All employees can access a broad range of professional development training. Our eLearning portfolio, which consists of more than 2,000 courses, enables all employees to build skills at their own pace. In 2011, 34,200 employees participated in voluntary web-based learning on topics such as professional skills, leadership and management, understanding our business, IT and financial markets. Mandatory web-based training modules helped ensure that compliance and regulatory requirements were met by the relevant employees.

Each year, we invest in talent development and succession planning for the most critical roles across the firm. An annual

Strengthening the accountability of our leadership

In December 2010, the GEB approved specific leadership behaviors for the firm’s leaders, who are expected to be role models, to lead authentically and to collaborate with other senior managers across the firm. These “leadership accountabilities” commit our Managing Directors and members of the GEB to deliver results, develop talent and drive collaboration. Starting with the firm’s performance management and education processes, these standards were integrated into all of the firm’s human resource processes in 2011. For example, all newly promoted Managing Directors were required to take action to strength-

en two of the three accountabilities within their teams. Ninety days later, they were asked to quantify the impact of their actions. For example, increased collaboration was reported by 55% of respondents, with 41 % reporting better client relationships.

Leadership accountabilities

Deliver sustainable results	Develop and engage talent	Drive business collaboration
Accept full accountability for your actions and make clear and timely decisions.	Lead by being a role model for UBS’s values and strategic principles with authenticity.	Promote cross-business collaboration and a mind-set to put the client’s interest first.
Lead your business by building a strong performance- oriented culture and reward the right actions and behavior.	Hire, develop and retain the best talent while respecting diversity.	Develop a vision for your business aligned with UBS’s identity and communicate clear priorities and a plan for your function.
Ensure consistent high-quality delivery and execution.	Engage your people through inspiring, open and honest communication.	Align your organization and people to drive change.
Manage risk prudently to ensure long-term sustainable results.	Provide constructive feedback and coaching guidance to enhance performance.	Build high-trust relationships.

Corporate governance, responsibility and compensation

Our employees

firm-wide talent review helps to identify and build the skills and competencies of employees who are identified as having leadership potential. In addition, possible successors for senior leadership roles are identified and tracked on a firm-wide basis, and they are offered specialized development opportunities in addition to on-the-job training.

Compensation

We strive to provide our employees with competitive pay and incentives, while carefully considering our obligations to shareholders and regulators. Our approach recognizes the need to compensate individuals for their performance within the context of competitive market conditions, a fast-changing commercial environment and evolving regulatory oversight. Our foremost priority is to encourage and reward behavior that contributes to sustainable profitability, and thereby the long-term success of the firm. In 2011, we increased our efforts to actively consider risk and account for risk-adjusted profitability in our compensation approach.

Our compensation structure is designed to be appropriately balanced between fixed and variable elements. We emphasize the variable component as an incentive to excel and to foster a performance-driven culture, while supporting appropriate and controlled risk taking. We always take a holistic view of employee compensation within a total reward framework that takes into account base salary, discretionary incentives and benefits.

Our Total Reward Principles are the foundation of our compensation framework, particularly for integrating risk control and managing performance, as well as specifying how we structure our compensation and bonus pool funding. They reflect our longstanding focus on pay for performance, sustained profitability, risk awareness and sound governance.

Employee share ownership

We support employee share ownership in principle because we believe that personal accountability for business actions and decisions can be encouraged through equity-based awards. As an example, through Equity Plus, our voluntary equity-based program, employees purchase shares at market price and receive one share for every three shares purchased. These shares vest within three years, subject to continued employment at UBS. On 31 December 2011, current employees held an estimated 6% of UBS shares outstanding (including approximately 4% in unvested/blocked shares), based on all known shareholdings from employee participation plans, personal holdings and individual retirement plans. At the end of 2011, an estimated 51% of all employees held UBS shares, while an estimated 39% held UBS stock options.

è	Refer to the “Compensation” section of this report for more information

Our commitment to being a responsible employer

Relationships based on respect, trust and mutual understanding are the foundation for all of our business activities. The firm’s Code of Business Conduct and Ethics (the Code) demonstrates the importance we place on responsible workplace behavior. The Code sets out the principles and practices employees are expected to follow and forms the basis for the policies and guidelines that govern employees’ behavior. We provided training on the Code to all employees in 2010 and all staff who joined the firm in 2011.

We are committed to upholding our corporate values. They are integrated into our corporate decision-making and people management processes, and are aimed at shaping the daily actions of our employees.

Benefits and well-being

We strive to be a responsible employer and invest in all of our employees, whether they are full- or part-time staff, by offering a comprehensive suite of benefits such as insurance, pension, retirement and time off that are competitive in our markets. We also offer additional benefits to employees where practical. For example, flexible working arrangements are available to employees in many of our major markets, and we encourage and support our employees’ efforts to volunteer in the many communities in which we operate.

To help employees manage life and work issues, we offer employee assistance programs (EAP) in a number of locations. In the UK, the EAP provides access to specialist support on topics such

Corporate governance, responsibility
and compensation

as finances, family, bereavement and legal/consumer rights. A health and well-being program provides an on-site general practitioner, physiotherapist and dentist as well as occupational health services and an emergency back-up childcare and elder-care facility.

In the US, the Work Life Assistance Program offers around-the-clock counseling and referral services to employees and their families to help resolve issues that may affect their health, personal life, or job performance. The program also provides information about work-life effectiveness and offers referral services for child care, prenatal care, adoption, academic services and adult care. We also provide on-site childcare at our Stamford, Connecticut site and emergency/back-up child care in most other US locations.

Employee assistance initiatives in Asia Pacific are generally conducted on a country-by-country basis. In Hong Kong, for example, consultants from an external EAP provider help employees and their immediate family manage work and life stress, family, mental health, personal development or other challenges. In Japan, these services are available through an outside team of consultants trained in fields such as counseling, law, accounting and psychology.

In Switzerland, assistance for current and retired employees, as well as their family members, is provided through our Social Counseling and Retiree Services functions. Services include counseling for personal issues, difficulties in the workplace, sickness, financial difficulties and retirement. Employees also have access to an internal ombudsman’s office. An HR Health Care function considers local health and safety matters. Work days lost to accident or illness are tracked, with 20,835 and 128,668 days respectively accounted for in 2011. This amounts to six work days per employee in Switzerland.

Programs are in place in every region to provide transitional support to employees impacted by restructuring exercises. For example, in Switzerland, we have a long-standing initiative called COACH to help redeploy employees within UBS, or help them find jobs outside the firm in the event of a restructuring. COACH advisors provide support and assistance in finding a new job by working closely with our internal recruitment center and outside employment services. During the COACH process, employees retain full salary and benefits, and financial assistance is available for job-related training, if needed.

Employees below the level of Director were eligible for the Social Partnership Agreement for employees in Switzerland (SOVIA CH) in 2011. A new social plan became valid on 1 January 2012, replacing SOVIA CH, which had expired. This social plan lays out the terms and conditions for making redundancies among employees whose jobs are subject to the Agreement on Conditions of Employment for Bank Staff (ACEBS). It governs the requirements and procedures for internal hiring, job transfers, and, when needed, severance. The aim is to make any necessary job cuts or operational changes in a responsible manner, making full use of our internal labor market, and to offer support and career advice to these employees.

è	Refer to www.ubs.com/health-safety for more information on our health and safety statement

Employee representation

As part of our commitment to being a responsible employer, we partner with all of our employee representation groups to maintain an active dialogue between employees and management.

The UBS Employee Forum (UBSEF) was established in 2002 and has representatives from 18 countries across Europe. The UBSEF facilitates an open exchange of views and information on pan-European issues that have the potential to impact our regional performance, prospects or operations. Additionally, local forums address issues such as health and safety, changes to workplace conditions, pension arrangements and consultation on collective redundancies and business transfers. In Switzerland, for example, the Employee Representation Committee (ERC) partners with UBS management in annual salary negotiations and represents employee interests on specific topics outlined in the collaboration and co-determination clauses of staff policies. It also supports open dialogue through a variety of channels and activities. ERC representatives are elected to represent employees whose work contracts are governed by Swiss law and the ACEBS. The UK Employee Forum (UKEF), which is formed by elected representatives from all of our UK businesses and appointed management representatives, focuses on local economic, financial and social activities of concern to UK employees. It may also be used for defining workforce agreements affecting UK employees. Collectively, the UBSEF, including the ERC and UKEF, represents over 40% of our global workforce.

Corporate governance, responsibility and compensation

Our employees

To the management of

UBS AG, Zurich and Basel

Basel, 13 March 2012

Independent assurance report

Our engagement

We have performed a limited review of the information disclosed as part of the GRI-based sustainability reporting of UBS AG (hereafter “Report”):

•	Information in the “Corporate responsibility” section of the Annual Report 2011, for the reporting period 1 January to 31 December 2011 (pages 222 to 233)
•	Information in the “Our employees” section of the Annual Report 2011, for the reporting period 1 January to 31 December 2011 (pages 234 to 239)
•

Information for the reporting period 1 January to 31 December 2011, which is referred to in the GRI Content Index (online at http://www.ubs.com/content/dam/static/corporate_responsibility/GRI_Content_lndex.pdf as per date of this report)

We performed our review to obtain limited assurance as to the extent to which the abovementioned information provides, in all material respects, a reliable and adequate representation of the policies, business operations, events and performance with respect to sustainability for the reporting period 2011.

Our procedures were planned to obtain limited assurance as a basis for our conclusion. The scope of work to obtain evidence is reduced compared to the scope required to obtain reasonable assurance (e.g., in an audit of financial statements) such that a lower degree of audit assurance is obtained.

Limitations of the engagement

Our engagement was limited to a review of the information explicitly listed above. We have not assessed the following information disclosed in the report:

•	KPIs for the previous reporting periods were not reviewed unless it was required for plausibility checks.
•

All information contained in other sections of the Annual Report 2011. The financial information in scope of the statutory audit of the financial statements have not been additionally reviewed to obtain limited assurance. Our review was limited to the presentation of the information in line with the GRI requirements.

Similarly, our engagement did not include a review of forward-looking statements.

Criteria

UBS AG prepared the report based on the following reporting principles and criteria applicable in the reporting year 2011 (hereafter “criteria”):

•	Sustainability Reporting Guidelines Vol. 3.0 of the Global Reporting Initiative (GRI) application level A+
•	Internal policies and process descriptions in support of GRI Guidelines Vol. 3.0 as per date of this report

A summary of the guidelines is presented on the GRI homepage (online at https://www.globalreporting.org/reporting/latest-guidelines/g3-guidelines). We assessed the report against the criteria. We believe that these criteria are a suitable basis for our review.

Corporate governance, responsibility
and compensation

2

Responsibility of UBS AG’s management

The management of UBS AG is responsible for the preparation of the report and the information contained therein in accordance with the aforementioned criteria. This responsibility includes developing, implementing and safeguarding internal controls of material importance for the preparation of a report that is free of material misstatement. In addition, the responsibility includes selecting and applying suitable reporting standards as well as measurement methods and estimates deemed suitable in view of the circumstances.

Our approach

Our responsibility is to express a conclusion on the information disclosed in the sustainability report based on our review to obtain limited assurance. We planned and performed our engagement in accordance with the International Federation of Accountants’ International Standard for Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE3000) and the Code of Ethics for Professional Accountants, issued by the International Federation of Accountants (IFAC), which includes reguirements in relation to our independence. We performed all of the procedures needed to ensure a sufficient and suitable basis for our conclusion.

In accordance with the engagement agreement, our duty of care for this engagement only extends to the management of UBS AG.

Overview of our work

Within the scope of our engagement, we obtained evidence on a sample basis considering materiality and assurance engagement risk to obtain limited assurance on the compliance of the report with the reporting principles and criteria. The nature and scope of our work, including appropriate samples, were based on our professional judgment used in forming our conclusion. The performance of our engagement included the following procedures:

•	Assessment of the suitability of the underlying criteria and their consistent application
•	Interviews with employees regarding the sustainability strategy of UBS AG
•

Interviews with employees responsible for preparing the GRI-based sustainability reporting to assess the process of preparing the report, the reporting system, the data capture and compilation methods as well as internal controls to the extent relevant for a review of the report

•	Surveys of employees in specialist departments responsible for the topics “Corporate responsibility” and “Our employees”
•	Inspection of the documentation of the systems and processes for compiling, analyzing, and aggregating sustainability data and testing such documentation on a sample basis
•	Analytical considerations, surveys and inspections of documents on a sample basis with respect to the compilation and reporting of quantitative data included in the report
•	Evaluating the overall view of sustainability information provided in the report

Our conclusion

Based on our review, nothing has come to our attention that causes us to believe that the report does not comply in all material respects with the aforementioned criteria and the application level A+ of the Global Reporting Initiative.

Ernst & Young Ltd

Jonathan Bourne	Roger Amhof
Partner	Partner

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation

Letter from the Human Resources and Compensation Committee of the Board of Directors

Dear shareholders,

As the new chair of the Human Resources and Compensation Committee (HRCC), I am pleased to submit our compensation report for 2011, for which we will seek your support at our Annual General Meeting in May 2012.

I would like to take this opportunity to thank my predecessor, Sally Bott, for her contribution to the Committee in the past, and to Helmut Panke, who stepped in as interim chair of the HRCC after Sally’s departure and prior to my appointment. I also welcome Wolfgang Mayrhuber, who joined the Committee in 2011.

We firmly believe that successfully implementing our business strategy and improving our profitability can only be achieved by having the right people at the firm. As such, compensation remains of key strategic importance for us. By offering compensation that is competitive and features a balanced mix of fixed and variable elements, we can attract the talented professionals that we seek, as well as motivate them to perform well and encourage them to stay.

At the same time, we want to ensure that our employees’ interests are aligned with those of our shareholders. Accordingly, a significant part of the incentives that we award is deferred over several years and may be forfeited when employees act against the interests of the firm or when any applicable performance conditions are not met. These incentives reward our employees for performing well and, together with the risk considerations that are integrated within the compensation process, keep them focused on the long-term profitability of the firm.

Adapting to a new market environment

Last year was a turbulent one for our industry, and many of the challenges that were present in 2011 will remain in 2012 and beyond. Financial firms, including UBS, continue to face volatility in the financial markets, which has dampened earnings in a number of businesses. Banks must also cope with the impact of substantial new capital requirements, which are widely expected to lead to lower returns on capital in the industry in the future.

We are keenly aware that the environment in which we operate is changing dramatically. It is therefore imperative that we adapt accordingly. We recognize that past levels of compensation will be unsustainable in the future if profitability declines throughout the industry. In this new environment, we must find the right balance between the sometimes conflicting objectives related to compensation, namely, ensuring that we retain the qualified, competent people needed to deliver sustained success, keeping pay aligned with performance, and building up sufficient capital to meet the new regulatory requirements with which we must comply.

Applying our approach successfully in 2011

Despite the new realities that we face, we are convinced that our approach to compensation remains appropriate. In 2011, our compensation framework responded effectively to the decline in the firm’s overall performance as well as the impact of the unauthorized trading incident within the Investment Bank. Our significantly smaller bonus pool reflects our weaker performance last year, in particular at the Investment Bank, and demonstrates our commitment to ensuring that pay is appropriate in relation to performance.

Appropriately, our lower profitability affected compensation at an individual level. In addition to the impact that our weaker share price performance had on

Corporate governance, responsibility
and compensation

the value of their awards, employees saw their share-based incentives further reduced last year due to the application of performance conditions in our variable compensation plans that enabled us to claw back unvested bonuses that had been awarded in previous years. At the Investment Bank, 50% of bonuses granted under the Senior Executive Equity Ownership Plan and the Performance Equity Ownership Plan in 2011 that were due to vest in 2012 have been forfeited.

The unauthorized trading within the Investment Bank represented a setback for us. Given the serious nature of this incident, we took disciplinary action against certain employees involved, including some in supervisory roles and in the relevant control functions. Such action included appropriate measures regarding their compensation. The substantial financial and reputational damage contributed to a 60% reduction in the bonus pool for the Investment Bank.

Continuing to integrate risk perspectives

The unauthorized trading incident served to underscore the importance of ensuring that risk perspectives are adequately considered in making compensation decisions. Over the course of last year, we undertook more work to ensure that risk controls are integrated within our compensation framework. In line with evolving practice in the industry, we adapted our approach to identifying our key risk-takers, individuals in our organization who, by the nature of their role, can materially set, commit or control the firm’s resources, and/or exert influence over the firm’s risk profile, and to whom specific stringent compensation measures apply. As a result, the number of identified key risk-takers more than doubled to around 450 last year from around 200 in 2010.

An effective and enduring approach

Our compensation system was fundamentally revised in 2009, and we have made only minor adjustments to our variable compensation plans to reflect new requirements that have emerged in the years since. While a number of improvements were made to strengthen how we identify key risk-takers and measure their performance, no specific changes were made to the overall framework in 2011. It thus offers stability and continuity, as well as the necessary features that allow us, on one hand, to motivate our employees by rewarding strong performance, and on the other hand, to withdraw or reduce incentives where performance has been weak or where employees act against the interests of the firm.

Nonetheless, we will keep our framework under review to ensure that it continues to meet our key goal of aligning employee and shareholder interests by rewarding people for delivering sustainable long-term profitability. While we are certain that it will evolve in response to new regulations and increased capital requirements, we are convinced that the approach we have adopted is fundamentally sound and that it will continue to serve us well as we position ourselves for the future.

Ann F. Godbehere

Chair of the Human Resources

and Compensation Committee of

the Board of Directors

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation governance

Given the significant role that compensation plays in attracting and retaining talent, and the strong impact that it thus has on the firm’s future success, it is critical that we have appropriate compensation principles. Our compensation governance principles are designed to support long-term value creation and include appropriate checks and balances. They ensure that we continue to keep compensation aligned with the long-term interests of our shareholders and that we incentivize appropriate risk-taking.

The Human Resources and Compensation Committee (HRCC), as a committee of the Board of Directors (BoD), is mandated to develop recommendations regarding our compensation plans and programs and overall bonus funding.

è	Refer to the “Board of Directors” section of this report for further information about the Human Resources and Compensation Committee

UBS’s corporate governance principles are in compliance with the relevant laws, rules and regulations, including the Swiss Financial Market Regulatory Authority (FINMA) Circular 2010/1 that sets minimum standards for the design, implementation and disclosure of remuneration schemes at financial firms.

Human Resources and Compensation Committee

The HRCC is composed of four independent BoD members. On 31 December 2011, the HRCC members were Ann F. Godbehere, who chaired the committee following her reelection to the BoD at the Annual

General Meeting (AGM) in April 2011, Bruno Gehrig, Wolfgang Mayrhuber and Helmut Panke. The committee held 13 meetings in 2011. Each meeting had an average attendance of 96%. External advisors attended nine of those meetings. The Chairman of the BoD and the Group Chief Executive Officer (Group CEO) were present at 10 and 11 of those meetings, respectively.

During the year, the HRCC reappointed Hostettler, Kramarsch & Partner to provide impartial external advice on compensation-related matters. The company has no other mandates with UBS. Compensation consulting firm Towers Watson, which was appointed by Group Human Resources, continued to provide the HRCC with data on market trends and benchmarks, including in relation to Group Executive Board (GEB) and BoD compensation. Various subsidiaries of Towers Watson provide similar data to Group Human Resources in relation to compensation at lower

Compensation authorities

The BoD has the ultimate responsibility for approving the compensation strategy proposed by the HRCC, a BoD committee that determines the appropriate level of resources for compensation matters.

,Recipients	Compensation recommendations developed by	Approved by	Communicated by
Chairman of the BoD	Chairperson of the HRCC	HRCC	HRCC

Group CEO	Chairman of the BoD and HRCC	BoD	Chairman of the BoD

GEB members	HRCC and Group CEO	BoD	Group CEO

Key risk-takers (excluding GEB members)[1]	Responsible GEB member together with functional management team	Divisional pools: HRCC Overall pool: BoD	Line manager

Independent BoD members (remuneration system and fees)	Chairman of the BoD and HRCC	BoD	Chairman of the BoD

Recipients	Variable compensation recommendations developed by	Approved by	Communicated by
Employees (excluding GEB members)	Responsible GEB member together with functional management team	Divisional pools: HRCC Overall pool: BoD	Line manager
1 Additional performance condition applies.

Corporate governance, responsibility
and compensation

levels of the organization. Towers Watson has no other compensation-related mandates with UBS.

Responsibilities and authorities of the Human Resources and Compensation Committee

The HRCC reviews the Total Reward Principles – on which our approach to compensation is founded – annually, and submits any amendments to the BoD for final approval. In addition, the HRCC:

–	reviews and approves the design of the total compensation framework, including compensation strategy, programs and plans, on behalf of the BoD;
–	reviews variable compensation funding throughout the year on behalf of the BoD and proposes the final bonus pool to the BoD for approval;
–	together with the Group CEO, proposes base salaries and annual bonuses for GEB members to the BoD, which approves the total compensation of the GEB;
–	together with the Chairman of the BoD, proposes the compensation for the Group CEO; and
–	approves the total compensation for the Chairman of the BoD.

Members of the GEB and BoD do not attend meetings at which decisions are taken about their individual compensation and have no right to a say in or to otherwise influence such decisions.

The responsibilities and authorities for compensation-related decisions, illustrated in the table on the preceding page, are set out in “Annex B – Responsibilities and authorities,” and “Annex C – Charter of the Committees of the Board of Directors of UBS AG” of the Organization Regulations of UBS AG.

Risk Committee’s involvement in compensation matters

The Risk Committee assumes an essential role in supporting the HRCC to ensure that compensation plans are aligned with our business strategy, and that policies are designed to enhance risk awareness and compliance with risk policies. The Risk Committee supervises and sets appropriate risk management and control principles, including those relating to credit, market, country and operational risks; treasury and capital management; and balance sheet management. In doing so, it also examines the possibility of reputational risk. The committee is also briefed by management regarding how risk has been factored into the compensation process and how Group Risk Control has been involved in implementing compensation programs. In addition, the committee reviews whether the risk-related aspects of the compensation process have been adhered to.

The HRCC and Risk Committee meet periodically to discuss topics on which they have shared responsibility. Furthermore, Mr. Panke sits on both these committees, thereby providing a valuable risk perspective in considering compensation-related issues.

Decision-making process for Group Executive Board member compensation

One of the HRCC’s main responsibilities is to make recommendations for the actual amount of variable cash and equity compensation awarded to each GEB member in each performance year. Its recommendations are submitted to the BoD for approval. This process relies on a detailed and balanced review, not only of the performance of the Group, but of the relevant business division and the impact of specific individuals. It considers Group and divisional performance information, including risk-adjusted profitability and other financial and non-financial factors such as client focus, leadership effectiveness, risk management and remediation, strategy execution and reputational impact. It also takes into account performance information from the businesses, initial compensation recommendations from the Group CEO, terms of employment contracts, regulatory requirements and relevant market data, such as that relating to industry compensation trends.

Shareholders’ advisory vote

We value the opinions of our shareholders. As such, we will provide, as we have done the past three years, an opportunity for shareholders to express their views through an advisory vote on this compensation report at the AGM in May 2012. While such a vote is advisory in nature, we encourage our shareholders to participate in it as we regard it as a meaningful way of involving them in the compensation discussion and take its outcome seriously. Shareholders also have the opportunity to raise questions at the AGM, and can address their questions about compensation or related issues at any time to BoD members by contacting the Company Secretary. Contact details are provided at the end of this report.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Total Reward Principles

Our approach to compensation is based on our “Total Reward Principles.” These principles establish a framework for ensuring that performance is the key consideration behind our compensation policies and that risk control is appropriately integrated within our compensation processes. At the same time, they specify how we structure compensation and provide funding for our bonus pool. They reflect our focus on pay for performance, sustainable profitability, sound governance and risk awareness, and build on the UBS strategy of enhancing the firm’s reputation, increasing client focus and teamwork, and improving integration and execution. At the same time, they give full effect to the relevant regulatory requirements.

The Total Reward Principles apply to all employees across the Group globally. We provide specific guidance as to how the principles are implemented in practice, which may vary in certain locations due to local laws and regulations.

We remain fully committed to these principles. Over the course of the year, we continued to apply them to ensure that our performance and compensation objectives were achieved and that the governance processes with respect to compensation were firmly in place. The Total Reward Principles were reaffirmed by the Human Resources and Compensation Committee (HRCC) and reconfirmed by the BoD on 1 December 2011.

Total Reward Principles

The four Total Reward Principles establish a framework for managing performance and integrating risk control. They also specify how we structure compensation and provide necessary funding for our bonus pool.

Attract and engage a diverse, talented workforce

Our need to attract and retain talented, competent employees to help implement our business strategy and create sustainable value for our shareholders over the long term underpins our compensation policies. We offer market-competitive compensation that strikes an appropriate balance between fixed and variable elements. Base salaries should be sufficient to allow for a flexible policy when it comes to variable compensation. We set award levels that incentivize employees to perform and to be entrepreneurial, while at the same time placing an emphasis on strong risk management and measured risk-taking.

è	Refer to the “Overview of our compensation model” section of this report for more information about our compensation system

Foster effective individual performance management and communication

We evaluate performance rigorously to ensure that compensation is fairly and appropriately allocated. Employees are assessed against a range of financial and non-financial objectives. In determining the annual bonus for employees, we not only consider their contribution to UBS’s business results and whether they have achieved their individual performance objectives, but also take into account whether they:

–	observe our corporate values and principles;
–	implement our strategic goals of enhancing reputation and improving integration and execution;
–	demonstrate leadership when it comes to our clients, business, people and change;
–	lead or support effective collaboration and teamwork;
–	operate with a high level of integrity and in compliance with UBS policies;
–	actively manage risk, including operational risk, and strike an appropriate balance between risk and reward; and
–	exhibit professional and ethical behavior.

Employees are assessed not just absolutely against defined objectives, but also on a relative basis against their peers within UBS. This enables us to further differentiate performance, and consequently compensation, in a more objective, transparent and disciplined manner.

è	Refer to the “Our employees” section of this report for more information on our performance management processes

Align reward with sustainable performance

Throughout UBS, sustainable performance is a key factor in determining compensation. Our assessment of performance goes beyond whether financial objectives have been achieved and

Corporate governance, responsibility
and compensation

takes into account the long-term risk impact of employee actions and reputational issues.

Variable compensation funding is primarily based on risk-adjusted profitability, that is, a measure of profitability adjusted to consider risks associated with particular transactions. This performance metric, which takes into account the cost of capital, not only supports our objectives and business strategy, but is also in line with regulatory requirements.

Our framework is sufficiently flexible to allow management to apply its judgment if it deems it appropriate. Adjustments may be made based on considerations relating to risk, quality and reliability of earnings, relative industry performance, future strategic plans, and market competitiveness. The divisional Chief Executive Officers, the Group CEO and the HRCC regularly review and monitor progress against business performance targets and the foregoing considerations that affect annual variable compensation funding. The bonus pool proposed by the Group CEO is reviewed by the HRCC and ultimately approved by the BoD. To ensure that any risk-related issues are fully considered, risk control functions are involved in the performance reviews of key risk-takers, who are individuals who can materially set, commit or control significant amounts of the firm’s resources, and other senior employees.

è	Refer to the “Compensation governance” section of this report for more information about responsibilities and authorities for compensation-related decisions

Support appropriate and controlled risk-taking

We place a strong emphasis on sound risk control in our compensation policies as our long-term sustainable performance depends on prudent and balanced risk-taking.

Accordingly, our compensation system provides incentives that take specific account of risk. Our performance reviews recognize that different businesses have different risk profiles, and that additional factors should be considered, including the fact that earnings may vary in quality over time based on the risks taken, the full impact of which may only emerge in subsequent years. All employees are expected to demonstrate an appropriate understanding of the nature of their business and its associated risks, including operational risks, to consider their actions in light of UBS’s reputation and risk appetite, and to accept responsibility for all risks that arise, which includes taking steps to manage and mitigate them. As part of their compliance training, employees are required to certify annually that they are compliant with various UBS policies.

    In determining bonus funding, whether on a Group, divisional or business area level, we take the following key risks into account, where applicable: market risk; credit risk; liquidity risk; compliance risk; operational risk; and reputational risk. In 2010, our control functions introduced these quantitative risk measures for each business area that are relevant in determining their bonus pools. The risk metrics we use include, but are not limited to, the level of impaired lending, the number of days on which the daily value at risk is exceeded, and the number of operational risks and audit recommendations that are effectively resolved. Our risk measures are supplemented by qualitative assessments conducted by Risk and Legal & Compliance regarding how the businesses manage such issues.

To keep our employees focused on the long-term profitability of the firm, we require that a significant part of their bonus be deferred for up to three years if their total compensation exceeds CHF/USD 250,000. In the case of GEB members, the deferral period is up to five years to reflect the additional commitment and long-term performance that is expected from them. Some or all of the unvested deferred portion may be forfeited in certain cases, including if an employee has acted contrary to the firm’s interests by contributing to significant financial losses or restatements, causing reputational harm, or breaching risk policy, legal or regulatory requirements, all of which constitute “harmful acts”.

In addition, we take measures regarding the compensation of our key risk-takers, who, as previously stated, are individuals who can materially set, commit or control significant amounts of the firm’s resources. They are the most senior members of management, together with selected individuals who, by the nature of their role, exert significant influence over the firm’s risk profile. We identify these individuals, whether they are in front office, control or logistics functions (such as IT) consistent with best practice in the industry and in line with specific regulatory guidance. During 2011 the number of individuals identified as key risk-takers more than doubled to around 450. Key risk-takers are subject to more rigorous scrutiny, which they receive in the form of performance evaluations from the control functions, and part of their compensation is subject to performance conditions. These compensation measures for key risk-takers, introduced in 2010, remained unchanged in 2011. Following the unauthorized trading incident within the Investment Bank, we reviewed these measures and determined that they remain appropriate.

    To monitor risk, our control functions, primarily Legal & Compliance, Risk Control, Finance and Operational Risk, must be able to make independent decisions in overseeing our businesses. As such, compensation for these functions is determined independently from the revenue producers that they oversee, supervise or support. Bonus pool funding for our control functions is not based on the performance of the businesses that they support but reflects the performance of the firm as a whole. In addition, we consider other factors such as how well the function has in fact performed, together with our market positioning and the prevailing market trends. We do not permit bonus funding for these functions to be supplemented by funds from the business divisions. Decisions regarding individual compensation for the leaders of these functions are made by the function heads and approved by the Group CEO.

è	Refer to the “Overview of our compensation model” section of this report for more information about key performance indicators and key risk-takers

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Benchmarking against peers

We benchmark Group compensation and benefit levels against those of our peers. With respect to compensation for GEB members, we refer to a peer group of companies that are selected based on the comparability of their size, geographic spread, product and services scope, and staffing and pay strategy, among other factors. These companies, which are large European and US banks operating internationally, are our main competitors when it comes to hiring. They are Bank of America, Barclays, Citigroup, Credit Suisse,

Deutsche Bank, HSBC, JP Morgan Chase and Morgan Stanley.

In the view of the HRCC and the BoD, our executive compensation structure is appropriate relative to our peer group. We review the peer group regularly to ensure that the firms that constitute it remain relevant benchmarks for our purposes.

With regard to compensation for other employees, given the diversity of our businesses, the companies we use as benchmarks vary with and are dependent on the relevant business divisions and locations, as well as the nature of the positions involved. For certain businesses or positions, we may take into account other major international banks, the large Swiss private banks, private equity firms, hedge funds and non-financial firms. Furthermore, we also benchmark employee compensation internally for comparable roles within and across business divisions and locations.

Comparability assessment against main peers1

Benchmarking ensures that our executive compensation is appropriate relative to our peer group. The key benchmarking criteria are summarized in the following table.

Firm	Size[2]	Products and services scope[3]	Geographic scope[4]	Headquarters location[5]	Competitors for talent[6]	Regulatory/ political environment[7]	Staffing and pay strategy[8]
Bank of America
Barclays
Citigroup
Credit Suisse
Deutsche Bank
HSBC
JP Morgan Chase
Morgan Stanley

  Comparable     Mostly comparable     Moderately comparable     Less comparable

1   Source: Towers Watson. 2  Size: impacts management complexity regardless of product and geographic scope. Expressed in terms of revenue, profitability, assets and employee base. 3  Product and services scope: impacts pay strategy, pay levels/approach and importantly, risk profile. 4   Geographic scope: impacts the definition of executive roles and management complexity. 5  Headquarters location: a key factor in determining peer group choices. 6  Competitors for talent: influences decisions relating to competitive requirements for pay structure and levels. 7  Regulatory environment: increasingly impacts pay structures (including deferral requirements) for executives. 8  Staffing and pay strategy: identifies peers with similar pay and staffing strategies.

Corporate governance, responsibility
and compensation

Overview of our compensation model

Our compensation model is consistent with and supports our Total Reward Principles. It rewards appropriate risk-taking and behavior that produces sustainable results.

All UBS employees

The total compensation employees receive has two elements: a fixed element, which is generally the base salary; and a discretionary variable element, which is the bonus. In determining employees’ pay, and in benchmarking pay both internally and externally, we focus on total compensation, rather than its individual elements, as it presents a more comprehensive picture of an employee’s pay.

The amount of bonus that an employee receives depends on various factors, including our overall performance, the performance of the employee’s business division, and his or her individual performance.

We do not impose an absolute cap on total compensation or set a maximum multiple between the lowest and highest total compensation levels in our organization. To do so would undermine our commitment to providing market-competitive and performance-related compensation. This approach allows us to have the flexibility required to respond to different circumstances, such as changing business and market conditions or retention needs. We do, however, set a cap on the maximum amount of cash that is paid out immediately in any year. Furthermore, each of our deferred variable compensation plans is capped in the sense that the maximum payout under each plan is fixed, either in absolute or percentage terms. All monetary figures stated in the “Compensation” section are gross figures (compensation before applicable withholdings and deductions).

Base salary

The base salary reflects an employee’s particular skills, role and experience while taking market practices into consideration. Base salaries are fixed amounts of cash, typically paid monthly or semimonthly. We review base salaries annually to ensure they remain competitive, comparing them with the relevant internal and external benchmarks.

Adjustments are made when there is a significant change in job responsibility. Furthermore, we make annual adjustments to base salaries that reflect performance and respond to movements in the marketplace.

Following our annual base salary review, we have decided to very selectively increase base salaries for 2012. With effect from March 2012, base salaries were increased by a total of CHF 86 million or 1% of the monthly salary run rate for February 2012. This compares with a base salary increase made for 2011 of approximately 5%. The increases for 2012 apply primarily to employees who were promoted and those whose base salary fell significantly short of the market benchmark for their role. This is in contrast to 2011 when, in line with changes that were being made in the industry, increases were made in certain cases to effect a shift in the mix between base salary and bonus. Our total salary expense for 2011 was CHF 6,859 million, down 2% from 2010 and down 7% from 2009.

Compensation overview

A balanced mix of fixed and variable compensation ensures appropriate risk-taking and behavior that produces sustainable business results. A significant part of our compensation is paid in the form of deferred equity.

	Chairman of the BoD[1]	Board of Directors	Group Executive Board	Key risk-takers[2]	Other employees
Base salary	●		●	●	●
Cash bonus				●	●
Cash Balance Plan (CBP)			●
Performance Equity Plan (PEP)			●
Senior Executive Equity Ownership Plan (SEEOP)			●
Equity Ownership Plan (EOP)				●[4]	●[3,4]
Base fee and committee retainer(s)		●[5]

1  The base salary of the Chairman of the BoD consists of cash and a fixed number of shares.  2  Bonuses granted to key risk-takers are also based on an additional evaluation of these employees’ performance, in which their risk-taking activities are specifically considered.  3  All employees with a total compensation of CHF/USD 250,000 or more are eligible.  4  Additional profitability performance condition for key risk-takers, Group Managing Directors and other employees with total bonus exceeding CHF/USD 2 million.  5  At least 50% of the base fee is paid in blocked UBS shares.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Bonus

The majority of permanent employees are considered for an annual discretionary bonus. The amount of bonus awarded depends on an individual’s performance and role, as well as the performance of the Group and the relevant business division – on an absolute as well as relative basis.

Key performance indicators

Group and business division performance are relevant in determining the size of the divisional bonus pools, while the size of the business area pools depends on business division and business area performance. Although the amount of bonus that an individual is awarded necessarily depends on the available funding for his or her business area and business division, as well as on the achievement of his or her individual goals, we do not apply a formula or assign weightings to specific performance indicators in determining individual bonuses. Bonus levels can fluctuate significantly from year to year, such that it is possible that an individual receives no bonus in a given year. For example, for 2011, 17% of eligible employees at the Investment Bank received no bonus mainly as a result of the Investment Bank’s poor performance, including the impact of the unauthorized trading incident. By way of comparison, 10% of eligible employees across the Group as a whole received no bonus for 2011.

è	Refer to the “Compensation funding and expenses” section of this report for more information

We assess Group performance using key criteria such as risk-adjusted profits, its performance relative to the industry and its general market competitiveness.

Key performance indicators for the business divisions vary. We assess the financial performance of business areas in our wealth management businesses using criteria such as the level of net new money over the year and the return on assets. At the Investment Bank, we consider factors such as revenue and profitability, the cost-income ratio and the return on risk-weighted assets, while at Global Asset Management the financial performance of business areas is assessed using criteria such as the level of assets under management and investment performance. Risk-related objectives include, in our wealth management businesses, the level of impaired lending and operational costs; in investment banking, the number of days during which the daily value at risk is exceeded; and in Global Asset Management, whether risk investment guidelines and Group and risk policies have been adhered to, and whether significant risk events occur. For a large part of the Corporate Center, we apply broader qualitative indicators, while taking into account our market position and the prevailing market trends. In addition, we look at the organization’s risk profile and culture, including the extent to which operational risks and audit issues are identified and resolved and the quality of its engagement in risk initiatives.

Members of the GEB have key performance indicators that are tied to Group and divisional goals. The Group CEO’s bonus depends on the performance of the Group as a whole, while GEB members who are divisional Chief Executive Officers are assessed based on Group and divisional profitability. Those who lead Group control functions or who are regional Chief Executive Officers are assessed based on the performance of the Group and the regions that they oversee. We also apply various qualitative criteria in evaluating the performance of GEB members. These include their ability to manage risk, bring about change in the organization, establish strong teams and develop new leadership. GEB members are also assessed based on how effectively they adhere to our strategic principles and apply our values.

We evaluate performance on an ongoing basis. If performance is weak, we reduce our bonus pool accruals as appropriate.

Deferral of bonuses

We pay a significant part of our variable compensation in the form of equity that is deferred over several years. The unvested deferred amounts are forfeited if employees have committed harmful acts or if any applicable performance conditions are not met. Bonuses awarded to employees with a total compensation, that is, a base salary and bonus, of CHF/USD 250,000 or more, are partially deferred. Above this level, employees receive a portion of their annual bonus in shares granted under the Equity Ownership Plan (EOP). Furthermore, we place a cap of CHF/USD 2 million on the amount that can be paid out immediately in cash.

For the 2011 performance year, for employees across all business divisions and locations, the bonus was, on average, approximately 37% of the base salary. Among GEB members, it was, on average, 331% of a GEB member’s base salary. In 2010, these figures were 60% and 510%, respectively. As previously stated, bonuses are fully discretionary and we do not set a fixed ratio between the bonus and base salary. The percentages stated above are based on the size of the bonus pools for 2011 and 2010, respectively.

è	Refer to the “Deferred variable compensation plans” section of this report for more information

Corporate governance, responsibility
and compensation

Impact of the unauthorized trading incident

The serious nature of the unauthorized trading incident that was uncovered at the Investment Bank in September 2011 and the strong negative financial and reputational impact it had on the firm called for a thorough review of what happened and for disciplinary action to be taken against the employees involved. These include Kweku Adoboli, who has been charged with fraud and false accounting in connection with the unauthorized transactions, and those who supervised or worked alongside him in his specific business area. As our internal investigations revealed deficiencies in our operational risk controls, certain individuals in the relevant support and control functions were also disciplined.

Following this incident, we terminated the employment of certain individuals, including Mr. Adoboli. Several others chose to resign. In the case of most other employees involved, we determined the appropriate financial and non-financial measures to be taken by means of the firm’s internal disciplinary processes.

Our regulators in Switzerland and the UK are conducting a joint investigation into the unauthorized trading incident and have commenced separate enforcement proceedings against UBS in relation to this matter. We are cooperating fully with them.

Bonus pool funding

This incident had a significant effect on the financial performance of UBS, and of the

Investment Bank in particular, in 2011. Accordingly, it led to substantially lower bonuses for 2011, in particular at the Investment Bank. The bonus pools for all other business divisions and the Corporate Center were considerably less affected, largely in line with their business performance, and, in the case of the Corporate Center, overall Group performance.

è	Refer to the “Compensation funding and expenses” section of this report for more information

Deferred compensation and bonuses

A key feature of our compensation framework is the inclusion of forfeiture provisions in our deferred compensation plans which enable the firm to forfeit the unvested, deferred portion of an employee’s bonus if he or she resigns voluntarily, is terminated for cause, or commits certain harmful acts that cause financial or reputational damage to the firm.

Accordingly, certain employees whose employment was terminated in connection with the unauthorized trading incident have forfeited their unvested deferred compensation. In addition, we are currently reviewing whether the unvested deferred compensation of additional employees should be forfeited in connection with the incident. Some of these decisions will also depend on the outcome of investigations by our regulators.

The vesting of certain awards granted in prior years that are subject to divisional profitability requirements has been affected as a result of the impact that the unauthorized trading incident has had on the Investment Bank’s financial performance in 2011. As a result, 50% of the first installment of the Senior Executive Equity Ownership Plan (SEEOP) award granted in 2011 to Carsten Kengeter, CEO of the Investment Bank, was forfeited, as was 50% of the first installment of EOP awards granted in 2011 to Investment Bank employees who are key risk-takers, Group Managing Directors, or whose total bonus for 2010 exceeded CHF/USD 2 million. Consequently, these employees only received 50% of these unvested awards that were due to vest in March 2012.

Impact on the GEB

The unauthorized trading incident was also considered in evaluating the performance of certain members of the GEB.

Former Group CEO Oswald J. Grübel, who assumed full responsibility for the matter, resigned at the end of September 2011. He elected not to be considered for a bonus and did not receive one for 2011. Likewise, Mr. Kengeter elected to receive no bonus for 2011.

è	Refer to the discussion in the “2011 compensation for the Group Executive Board and Board of Directors” section of this report for more information

Incident & Consequences Process

Any disciplinary action taken against an employee as a result of poor performance, inappropriate behavior and violations of controls or policies is considered during the year-end performance review, and may give rise to financial or non-financial consequences. Financial consequences include a reduced or no bonus, a reduced or no base salary increase and potential forfeiture of unvested deferred compensation. Non-financial consequences include a less favorable performance evaluation and cancellation of a promotion. These decisions are audited through an internal disciplinary process known as the “Incident & Consequences Process”. If the measures to be applied in a case with regard to base salary, bonus, promotion and performance rating are outside the established guidelines, the business is asked to review its decisions. Exception requests are presented to the Incident & Consequences Committee, which is comprised of the Group Chief Financial Officer, the Group Chief Risk Officer, the Group Head of Human Resources and the Global Head of Compliance. Requests are accompanied by a factual justification for the exception. The committee can grant or decline to grant an exception.

In 2011, 400 employees were subject to disciplinary reviews, though disciplinary action was not taken in all cases. These employees include those who were considered to have been potentially involved in the unauthorized trading incident.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

Compensation for financial advisors in Wealth Management Americas

In line with market practice in the US for the brokerage business, the compensation system for financial advisors in Wealth Management Americas is based on commissions. The commissions, paid monthly, are based on revenue and other strategic performance measures and objectives. We reduce payout rates if financial advisors make repeated or significant client account or transaction errors. In addition to these commissions, advisors may also qualify for year-end awards, most of which are deferred over either a six-or 10-year period. The size of these awards may be based on length of service, the amount of net new money brought in, or the amount of revenue generated from Wealth Management-based services or products. For 2011, we paid a total of CHF 2,866 million in compensation to financial advisors in Wealth Management Americas.

Other variable compensation

To support hiring or retention, particularly at senior levels, we may offer certain incentives. These include the following:

–	replacement payments, which compensate employees for deferred awards forfeited as a result of joining UBS;
–	guarantees, which are fixed incentives, either in cash or in equity awarded under a plan, paid regardless of future events, and are limited to one year;
–	sign-on payments, offered to important top-level candidates to increase the chances of their accepting an offer; and
–	retention payments, made to key senior employees to induce them to stay, particularly during critical periods for the firm.

Replacement payments, guarantees and sign-on payments are usually agreed at the time of hiring. The table on the following page shows the amount of such payments made in 2011, together with the number of beneficiaries.

    Employment contracts for those holding the rank of Director and above generally contain a notice period of between one and six months, depending on the location, which such employees must serve and during which time they are paid their base salary. We provide for severance payments in redundancy cases when employees are asked to leave as part of a retrenchment program or a reduction in workforce. These are governed by location-specific severance policies. At a minimum, we offer severance terms which comply with the applicable local laws (“legally obligated severance”). In certain locations, we may provide severance packages that are negotiated with our local social partners that go beyond these minimum legal requirements (“standard severance”). In addition, we may make severance payments that exceed legally obligated or standard severance payments (“supplemental severance”) where we believe that they are appropriate under the circumstances. For example, we may award bonuses on a pro-rated basis to employees who have performed well but have been made redundant after the third quarter of the year. In the exceptional cases that special payments are made outside the circumstances described above, or where substantial severance payments are made, a further stringent approval process applies.

With the exception of severance payments made in redundancy cases, all the payments described above, though typical in our industry, are only offered in special circumstances. They are highly restricted, take into account the specific circumstances of each case and are normally one-time payments with substantial deferral. They generally require the approval of the divisional Chief Executive Officers and Human Resources heads, and, in certain circumstances, the Group Head of Human Resources, Group CEO or the Human Resources and Compensation Committee. Furthermore, such payments may be forfeited or reduced should an employee subsequently act in a manner detrimental to the interests of the firm.

2012 Special Plan Award Program for the Investment Bank

Making the Investment Bank more focused and less complex and substantially reducing our risk-weighted assets are key elements of our business strategy. To ensure that we succeed in doing so, it is crucial that we retain key staff at the Investment Bank to help us execute our plans. As part of our efforts to motivate senior managers and encourage them to stay, we have decided to make a one-off strategic award to certain Managing Directors and Group Managing Directors in the Investment Bank in April 2012. The award, made in UBS shares, will vest three years after the date of grant (that is, in 2015). Vesting is subject to performance conditions, strict forfeiture conditions and continued employment with the firm.

Consistent with our strategy of reducing our risk-weighted assets, the vesting of Special Plan awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average published return on risk-weighted assets in the Investment Bank in 2012, 2013 and 2014.

    We will award a total of CHF 300 million under this program, the financial impact of which will be reflected in 2012 and in subsequent years. Special Plan awards represent an investment in critical staff. As such, they do not relate to or arise from performance in 2011, and do not form part of our 2011 bonus pool. Members of the Investment Bank’s Executive Committee received a significant part of their variable compensation in the form of Special Plan Awards, thereby further aligning their interests with those of our shareholders.

Corporate governance, responsibility
and compensation

Sign-on payments, severance payments and guarantees
CHF million, except where indicated	Total	Of which expenses recognized in 2011 [5]	Of which expenses to be recognized in 2012 and later
Total sign-on payments[1]

Amount	183	50	133

Number of beneficiaries	828

of which Group Executive Board (GEB) members[2]

Amount	0	0	0

Number of beneficiaries	0

of which key risk-takers[3]

Amount	62	13	49

Number of beneficiaries	36

Total guarantees

Amount	237	102	135

Number of beneficiaries	359

of which GEB members[3]

Amount	0	0	0

Number of beneficiaries	0

of which key risk-takers[3]

Amount	84	33	51

Number of beneficiaries	34

Total severance payments[4]

Amount	239	239	0

Number of beneficiaries	1,530

of which GEB members[2]

Amount	0	0	0

Number of beneficiaries	0

of which key risk-takers

Amount	5	5	0

Number of beneficiaries	4

[1]  For the purpose of this table we consider replacement payments as sign-on payments.  [2]  Expenses for GEB members are reported on a pro rata basis. As for 2011 , no severance or sign-on payments were made to GEB members for 2010.  [3]  Expenses for key risk-takers are full-year amounts for individuals in office on 31 December 2011.  [4]  Includes legally obligated and standard severance payments, as well as supplemental severance payments of CHF 23 million which are expensed as discretionary bonus.  [5]  Expenses before post vesting transfer restrictions.

Pensions and benefits

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

We recently announced changes to our Swiss pension plan. These changes, which were made to reflect higher future life expectancy and the changed market environment, will take effect in 2013 and will apply in their entirety to all employees in 2021. The main changes are an increase in the retirement age and a reduction in the conversion rate used to calculate the pension on retirement.

è	* Refer to “Note 29 Pension and other post-employment benefit plans” in the “Financial Information” section of this report for more information

Employee share purchase program

To enable our employees to invest in UBS and have a personal stake in the success of the firm, our employee share purchase program, the Equity Plus Plan, allows employees to contribute between 1%-30% of their base salary and/or 1%-35% of their bonus toward the purchase of UBS shares. All employees except those holding the rank of Managing Director and above are eligible to participate. Employees purchase UBS shares at market price, but receive one free share for every three purchased through the program. These free shares vest after three years, with vesting subject to continued employment at UBS.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

Key risk-takers

As it constitutes sound business practice, particularly in relation to our efforts to ensure that we incentivize appropriate risk-taking, and in compliance with regulatory requirements in major jurisdictions, we identify the key risk-takers at our firm. These are around 450 individuals who, by the nature of their role, have been determined to be able to materially set, commit or control significant amounts of the firm’s resources and /or exert significant influence over its risk profile, whether they are in the front office, logistics or control functions. All GEB members are key risk-takers.

Key risk-takers are subject to an additional level of performance evaluation by the control functions. Additionally, the vesting of their deferred awards is partially contingent on the profitability of the business division in which they work, or, in the case of Corporate Center employees, on the profitability of the Group as a whole. Like all other employees, key risk-takers also face forfeiture or reduction of the deferred portion of their compensation if they commit harmful acts.

The same compensation measures apply to all Group Managing Directors regardless of whether they are determined to be key risk-takers or not, and to all employees with a total bonus exceeding CHF/USD 2 million. These two groups of employees receive their annual bonuses under the EOP, with the vesting of their deferred awards partially contingent on the same performance conditions to which key risk-takers are subject.

With effect from 2012, employees with a bonus exceeding CHF/USD 2 million will also be considered key risk-takers if they have not already been identified as such based on our overall criteria for identifying key risk-takers. This category of employees, who, as mentioned, are already subject to the deferral measures that apply to key risk-takers, will in future also receive performance evaluations from the control functions.

è	Refer to the discussion “Support appropriate and controlled risk-taking” in the “Total Reward Principles” section of this report for more information

While we comply with the relevant FINMA requirements regarding risk-takers, we also consult with our other regulators on this topic. In accordance with guidance from the UK Financial Services Authority (UK FSA), we have identified senior management and employees whose professional activities could have a material impact on the firm’s risk profile in the UK, so-called “Code staff”. Of the approximately 180 Code staff, about two-thirds are also part of our wider population of key risk-takers. Compensation measures that apply to Code staff are generally similar to those applied to key risk-takers. However, due to specific UK FSA requirements, 50% of Code staff bonuses that are paid out immediately are delivered in shares. Furthermore, any shares granted to Code staff under the EOP for their performance in 2011 will be subject to an additional six-month blocking period upon vesting.

In the US, the Federal Reserve has recommended a more expansive approach for identifying such employees. Based on guidance from the Federal Reserve Bank of New York we have identified those employees, known as “covered employees”. They are ap-

Fixed and variable compensation[1]
	Total for the year ended 2011		Not deferred		Deferred[3]
CHF million, except where indicated	amount	%	amount	%	amount	%
Group Executive Board (GEB) members[2]

Total compensation

Amount	75	100	33	44	42	56

Number of beneficiaries	15

Fixed compensation

Base salary	20	27	20	100	0	0

Variable compensation	55	73	13	24	42	76

Cash Balance Plan (CBP)	23		13	56	10	44

Performance Equity Plan (PEP)	10		0	0	10	100

Senior Executive Equity Ownership Plan (SEEOP)	22		0	0	22	100

Key risk-takers

Total compensation

Amount	656	100	362	55	294	45

Number of beneficiaries	448

Fixed compensation

Base salary	194	30	194	100	0	0

Variable compensation	462	70	168	36	294	64

1 The compensation of GEB members who assumed their role in 2011 is reflected in the GEB and key risk-taker numbers above on a pro-rated basis. 2 The figures refer to all GEB members in office as of 31 December 2011 and all GEB members who stepped down during 2011. 3 This is based on the specific plan vesting which may differ from the accounting expensing.

Corporate governance, responsibility
and compensation

proximately 1,000 senior executives, employees who manage revenue-producing lines of business and revenue producers in the US who individually or collectively expose the firm to material amounts of risk. About 100 of these covered employees identified using the wider Federal Reserve Bank of New York definition also form part of our global population of key risk-takers.

Group Executive Board

Base salary and bonus

GEB members receive a base salary. In addition, they are eligible to receive a bonus. While GEB bonuses are at the discretion of the BoD, they are tied to the overall performance of the Group and dependent on the available bonus pool funding.

è	Refer to the discussion in the “2011 compensation for the Group Executive Board and Board of Directors” and “Compensation funding and expenses” sections of this report for more information

At least 76% of a GEB member’s bonus is deferred. Of the annual bonus, 40% is awarded in cash under the Cash Balance Plan (CBP): a maximum of 24% is paid out immediately, subject to a cash cap of CHF/USD 2 million. Vesting of the deferred cash portion is in equal installments over the following two years, with the amount vesting dependent on the return on equity achieved by the Group (Group RoE) in the financial year prior to vesting. The remaining 60% of a GEB member’s bonus is paid in equity, with 20% delivered under the Performance Equity Plan (PEP) and 40% under the Senior Executive Equity Ownership Plan (SEEOP). CBP awards vest over two years, PEP awards after three years, and SEEOP awards over five years. The deferred portion of all these awards is subject to forfeiture under certain conditions. The overall reduction in the leverage element in our compensation plans since 2009 further discourages excessive risk-taking.

è	Refer to the “Deferred variable compensation plans” section of this report for more information

2011 compensation framework for GEB members

Of the annual bonus, 40% is paid in cash and 60% in equity; 76% of a GEB member’s bonus is deferred.

Illustrative example

   1  Subject to possible change, dependent on plan rules.  2  Subject to cash cap of CHF / USD 2 million.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

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

Employment contract terms

Employment contracts for GEB members do not provide for “golden parachutes”, that is, special severance terms, including supplementary contributions to pension plans. All employment contracts with GEB members contain a notice period of six months, except for one which contains a 12-month notice period. Under employment contracts for GEB members, any bonus paid up to the date of termination is fully discretionary, and based on Group, business division and personal performance during the period of employment. Any discretionary cash bonus will generally be awarded under the CBP. Vesting of deferred bonuses to GEB members is not accelerated when they leave the firm, although exceptions may be made in cases of death or disability.

Benefits

Benefits for GEB members are in line with local practices for other employees.

Board of Directors

Chairman of the Board of Directors

The Chairman of the BoD receives a base salary that consists of cash and a fixed number of UBS shares that are blocked for four years. There is no variable or performance-related component in the Chairman’s compensation package. However, the share component ensures that his pay is aligned with the long-term performance of the firm. The Chairman’s employment agreement does not provide for special severance terms, including supplementary contributions to pension plans.

The Chairman’s compensation is at the discretion of the Human Resources and Compensation Committee (HRCC), which conducts an annual assessment and takes into consideration pay levels for comparable roles outside of UBS.

Independent Board of Directors members

With the exception of the Chairman, all BoD members are independent. Independent BoD members receive fixed base fees for their services in line with those of our peers globally, with 50% of their fees in cash and the other 50% in blocked UBS shares that are restricted from sale for four years and thus granted with a 15% discount. Alternatively, they may choose to have 100% of their remuneration paid in blocked UBS shares. In addition, independent BoD members receive fees known as committee retainers dependent on their workload in serving on the firm’s various board committees. The Senior Independent Director and the Vice Chairman of the BoD each receive an additional payment of CHF 250,000. In accordance with their role, independent BoD members do not receive bonuses or benefits.

Base fees and committee retainers received by independent BoD members are subject to an annual review: a proposal is submitted by the Chairman of the BoD to the HRCC, which then submits a recommendation to the full BoD.

è	Refer to the “2011 compensation for the Group Executive Board and the Board of Directors” section of this report for more information

Corporate governance, responsibility
and compensation

Deferred variable compensation plans

Apart from the need to attract talented and motivated professionals, the key focus in designing our variable compensation plans is on maintaining a close link between pay and long-term sustainable performance.

To ensure that our employees’ interests are aligned with those of our shareholders, we pay a large part of our bonuses in shares. To keep our employees focused on the long-term profitability of the firm, all of our variable compensation plans require a significant part of an employee’s bonus to be deferred over three to five years. Our plans include forfeiture provisions that enable the firm to forfeit some or all of the unvested deferred portion if an employee has committed certain harmful acts, as well as performance conditions that make the vesting of awards partially conditional on a certain level of performance being achieved. Consequently, while an employee’s individual performance is a key factor in determining the amount of bonus (including deferred equity awards) he or she receives, the amount that is finally paid out under our deferred variable compensation plans largely depends on Group or divisional performance, subject to forfeiture provisions as previously noted.

Once an award has vested, we do not make any adjustments to it.

è

Refer to “Note 30 Equity participation and other compensation plans” in the “Financial Information” section of this report for more information on valuation principles and valuation of the awards granted

Overview of variable compensation plans

Compensation is closely linked to long-term sustainable performance. All of our variable compensation plans feature performance provisions. A substantial part of variable compensation is deferred and at risk of forfeiture for several years.

1 Deferred cash plan for Global Asset Management employees.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

Cash Balance Plan

Plan type – Deferred cash plan

Eligible employees: Cash Balance Plan (CBP) awards are granted annually to GEB members.

Description: Generally, 40% of a GEB member’s annual bonus consists of cash awarded under the CBP. A maximum of 24% of the total bonus is paid out immediately, subject to a cap of CHF/USD 2 million. The balance is deferred and paid out in two equal installments over two years, subject to the performance condition described below.

The amount of cash delivered on vesting depends on the return on equity achieved by the Group (Group RoE) during the vesting period. If the Group RoE is below 6%, no adjustment will be made to the amount of cash delivered upon vesting. If the Group RoE exceeds 6%, the unvested amount will be increased. The increase will correspond in percentage terms to the Group RoE achieved, though it may not exceed 20%. If the Group RoE is negative, the unvested amount will be decreased accordingly, up to a maximum of 100%.

No changes were made to the plan design in 2011.

Restrictions: The CBP contains forfeiture provisions so that the deferred amount is partially or fully forfeited if a harmful act is committed. Even after a GEB member has left the firm, the deferred portion of the CBP award continues to be at risk of forfeiture. In addition, the deferred unvested portion of the award is forfeited if a GEB member voluntarily terminates his or her employment and joins another financial services organization.

How the CBP works: an illustration

Vesting for 2011: The second installment of the CBP award granted in 2010 for the performance year 2009 vested in full in March 2012. The amount that vested was not adjusted as the RoE requirement described above only applies from 2011.

The first installment of the CBP award granted in 2011 for the performance year 2010 vested in March 2012. The amount that vested was increased by 8.6% in line with the Group RoE of 8.6% in the 2011 financial year.

Corporate governance, responsibility
and compensation

Performance Equity Plan

Plan type – UBS share plan

Eligible employees: Performance Equity Plan (PEP) awards are granted annually to GEB members.

Description: At the beginning of the three-year performance period, GEB members are granted a certain number of restricted performance shares. The actual number of UBS shares delivered at the end of the period can be between zero and two times the number of performance shares granted initially, depending on whether performance targets relating to economic profit (EP) and relative total shareholder return (TSR) have been achieved. EP is a measure of risk-adjusted profit that takes into account the cost of risk capital and is only realized when the entire return on capital that is achieved is higher than the firm’s cost of capital. TSR measures the total return of a share to an investor, that is, both capital appreciation of the share price and the dividend yield. We measure our TSR over a three-year period relative to the companies in the Dow Jones Bank Titans 30 Index, an index representing 30 leading companies in the global banking sector.

To determine the number of UBS shares delivered at vesting, an EP multiplier, which changes in line with the level of three-year cumulative EP achieved, and ranges from 50%–150%, is multiplied with a TSR multiplier, which ranges from 50%–133%. If both are below the lowest threshold no shares will vest. If both are at or above the highest threshold the number of UBS shares delivered at the end of the performance period is twice that of the performance shares granted initially.

How the PEP works: an illustration

No changes were made to the plan design in 2011.

Restrictions: PEP awards are subject to forfeiture in the event of a harmful act or if employment has been terminated voluntarily or for cause.

Vesting for 2011: No vesting will take place in 2012. As the PEP was introduced in 2010, it is due to vest for the first time in March 2013.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

Senior Executive Equity Ownership Plan

Plan type – UBS share plan

Eligible employees: Senior Executive Equity Ownership Plan (SEEOP) awards are granted annually to GEB members.

Description: SEEOP awards are granted in the form of UBS shares that vest in equal installments over five years. The SEEOP is similar to the EOP, described on the next page, but has a longer vesting period to reflect the additional level of commitment and long-term performance expected of GEB members.

No changes were made to the plan design in 2011.

Restrictions: SEEOP awards are subject to partial or full forfeiture in the event of a harmful act or if the business division to which a GEB member belongs makes a loss. Under the SEEOP, profitability is defined as an operating profit before tax adjusted for certain items such as disclosed own credit, restructuring charges, the profit and loss impact of strategic divestments or investments, goodwill-related foreign currency translation charges and certain unique, non-recurring costs that are not within the control of divisional or Group management. The amount forfeited depends on the extent of the loss and generally ranges from 10%-50% of the award portion due to vest.

SEEOP awards will be fully forfeited if employment is terminated voluntarily or for cause.

How the SEEOP works: an illustration

Vesting for 2011: The SEEOP profitability requirement was introduced starting from the performance year 2010. The first installment of the award granted in 2011 for the performance year 2010, which was due to vest in March 2012, vested in full for all GEB members except Carsten Kengeter, CEO of the Investment Bank. As the Investment Bank did not meet its profitability requirement in 2011, 50% of his SEEOP award installment was forfeited.

Corporate governance, responsibility
and compensation

Equity Ownership Plan

Plan type – UBS share plan (deferred cash plan for Global Asset Management employees)

Eligible employees: The Equity Ownership Plan (EOP) is a mandatory bonus deferral plan for all employees with total compensation of CHF/USD 250,000 or more. For 2011, around 7,000 employees received EOP awards. These employees include key risk-takers, Group Managing Directors and employees whose total bonus exceeds CHF/USD 2 million. EOP awards are granted annually.

Description: Employees with total compensation (that is, base salary and bonus) of CHF/USD 250,000 or more receive 60% of their bonus above that level in UBS shares that are deferred over three years under the EOP.

To align their compensation with the performance of the funds that they manage, Global Asset Management employees receive their EOP awards in the form of deferred cash, the amount of which depends on the value of the relevant underlying Global Asset Management funds in a designated alternative investment vehicle at the time of vesting. The vesting and forfeiture provisions of these awards are the same as for EOP awards made in the form of UBS shares.

No changes were made to the plan design in 2011.

Restrictions: The unvested portion of EOP awards is subject to forfeiture in the event of a harmful act or if employment is terminated voluntarily or for cause.

EOP awards granted to key risk-takers, Group Managing Directors and employees whose total bonus exceeds CHF/USD 2 million are known as Performance EOP awards. They vest in full only if the business division to which the employee belongs is profitable. If the business division incurs an operating loss in a given year, then the deferred portion of the EOP award due to vest in the following year will be partially forfeited. Under the EOP, profitability is defined as an operating profit before tax adjusted for certain items such as disclosed own credit, restructuring charges, the

How the EOP works: an illustration

1 Profitability performance conditions are in place for key risk-takers, Group Managing Directors and other employees with a total bonus exceeding CHF/USD 2 million.

profit and loss impact of strategic divestments or investments, goodwill-related foreign currency translation charges and certain unique, non-recurring costs that are not within the control of divisional or Group management.

The amount forfeited depends on the extent of the loss and generally ranges from 10%–50% of the award portion due to vest. In the case of Corporate Center employees, the vesting of their awards is partially conditional on the profitability of the Group as a whole.

Vesting for 2011: Performance EOP awards were granted for the first time in 2011 for the 2010 performance year. The first installment of that award, which was due to vest in March 2012, vested in full for employees in all divisions except the Investment Bank. For Investment Bank employees, 50% of their award installments were forfeited as the Investment Bank did not meet its profitability requirement in 2011.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

Discontinued deferred compensation plans

The following table sets out the details of discontinued compensation plans, including those under which stock options, stock appreciation rights and other instruments were granted in the past. UBS has not granted any options since 2009. The strike price for stock options awarded under prior compensation plans has not been reset.

è	Refer to “Note 30 Equity participation and other compensation plans” in the “Financial Information” section of this report for more information

Plan	Conditional Variable Compensation Plan (CVCP)	Deferred Cash Plan (DCP)	Incentive Performance Plan (IPP)	Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP)	Senior Executive Stock Appreciation Rights Plan (SESAP) and Senior Executive Stock Option Plan (SESOP)
Year granted	2009 only	2011 only	2010 only	2002-2009	2002-2009
Eligible employees	Selected employees (approximately 9,500 employees), excluding GEB members	Investment Bank employees whose total compensation exceeded CHF 1 million	GEB members and other senior employees (approximately 900 employees)	Selected employees (approximately 17,000 employees between 2002 and 2009)	GEB members and Group Managing Board
Instrument	Cash	Cash	Performance shares	Share-settled stock appreciation rights (SAR) or stock options with a strike price not less than the fair market value of a UBS share on the date of grant	SAR or stock options with a strike price not less than 110% of the fair market value of a UBS share on the date of grant
Performance conditions	No financial loss incurred (vesting based on disclosed full-year results) and no need for additional capital injection by government	None	Dependent on share price at the end of the five-year period	None	None
Restrictions/ other conditions

Subject to continued
employment, non-solicitation of clients and employees and non-disclosure of proprietary information

The first tranche of the CVCP was forfeited in its entirety as the Group was not profitable in 2009

The second tranche of the CVCP vested on 12 April 2011 following the announcement of UBS’s 2010 profit (paid to employees in all business divisions except Wealth Management Americas, which recorded a full-year loss)

The third tranche of the CVCP vested in April 2012 following the announcement of UBS’s 2011 profit. It was paid to employees in all divisions

		Subject to continued employment and harmful acts provisions	Subject to continued employment and harmful act provisions	Subject to continued employment, non-solicitation of clients and employees and non-disclosure of proprietary information	Subject to continued employment, non-solicitation of clients and employees and non- disclosure of proprietary information
Vesting period	Vests in one-third installments over a three-year period	Vests in one-third installments over a three-year-period	Vests in full at the end of five years. Number of shares that vest can be between one and three times the number of performance shares initially granted	Vests in full three years after grant. SAR and options expire 10 years from the date of grant	Vests in full three years after grant. SAR and options expire 10 years from the date of grant

Corporate governance, responsibility
and compensation

Compensation funding and expenses

How we determine our bonus pool

Each business division plans its bonus pool annually based on the funding framework and process that has been reviewed by the Human Resources and Compensation Committee (HRCC). Over the course of the year, each division makes accruals to ensure that sufficient funds are available to pay bonuses at the end of the year. However, the actual size of the final bonus pool depends on the various factors outlined below and is subject to the approval of the BoD.

Business performance is the basis of our compensation funding framework. At business division level, performance is measured by a variety of factors, including profit, or contribution before bonus and economic contribution before bonus. Economic contribution before bonus deducts the cost of capital based on the equity allocated to a business, which is a reflection of the relative riskiness of that business.

We derive the initial divisional bonus pools by multiplying the so-called divisional compensation funding rate with the divisional adjusted contribution before bonus. In determining our funding rates, we consider various factors such as the appropriate change in pay that reflects the change in performance over the year, affordability and our need to be competitive in the market. Funding rates are directly linked to the level of profitability in each division. As profits within a business division increase, the proportion of profits allocated for the payment of bonuses is reduced. This approach allows us to protect the firm in years of downturn or recovery by retaining key employees, while providing additional shareholder return in good years by preventing excessive capital usage for compensation.

Although profitability is the main factor in determining the size of our bonus pool, and while we apply funding rates that provide an initial basis for determining divisional bonus pools, management may still apply its judgment and make adjustments to further assess the overall quality of earnings by looking at relevant key performance indicators and other qualitative measures, including risk factors. If the bonus pool for a business division is deemed not to fully reflect its performance, the Group CEO may apply his discretion and make recommendations to increase or reduce the size of the pool. These recommendations are reviewed by the HRCC. Such discretionary adjustments may be made, for example, where a business division is in the process of restructuring or investing heavily in growth, both of which have a strong negative short-term financial impact, but provide for sustained profitability over the longer term. Furthermore, we recognize the strategic importance of maintaining a competitive position in the labor market, and may also make adjustments to variable compensation funding determined by competitive benchmarking. This involves considering our market position, both from a performance and a compensation perspective, together with industry compensation trends, including at senior management levels, based on a comparison among peer groups and across regions. Finally, particularly given our need to build up capital to meet new, more stringent capital requirements, we also consider the capital impact when determining the size of our bonus pool.

At a business division level, each CEO proposes funding and allocation, taking into account input from Group Risk. These are discussed with the Group CEO together with the underlying contribution before bonus and other relevant performance indicators. The HRCC reviews the rationale provided for the divisional bonus pools. It also considers performance indicators and risk factors specific to each business division when assessing performance and earnings quality, before recommending the size of the final bonus pool to the BoD.

Sustainable profitability is key to compensation funding

Primary basis for funding across UBS is profitability. The following describes how we determine our bonus pools.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Business performance over the last two years

Our performance was weaker in 2011, with a profit before tax of CHF 5,453 million compared with CHF 7,455 million in 2010.

Our pre-tax profit declined to CHF 5,453 million in 2011 from CHF 7,455 million in 2010, reflecting lower operating income primarily in the Investment Bank, partly offset by cost reductions across most of the businesses. During 2011 we continued to strengthen our already industry-leading capital position. At the end of the year, our Basel II tier 1 capital ratio stood at 19.7% and our Basel 2.5 tier 1 capital ratio was 16.0%. We also saw a marked improvement in our net new money performance across our wealth management businesses.

Operating profit from continuing operations before tax

    Bonus pools for 2011 were determined based on the financial performance as reported in the Group’s fourth quarter 2011 financial report which was published 7 February 2012. The 2011 results have since been adjusted to account for subsequent events. These adjustments decreased the Group’s pre-tax profit by CHF 103 million (from CHF 5,453 million to CHF 5,350 million). The Investment Bank’s operating profit decreased by a net CHF 150 million (from CHF 304 million to CHF 154 million), including the benefit of CHF 17 million lower personnel expenses resulting from the HRCC decision to forfeit more of the Performance EOP tranche due to vest for the year 2011. Partially offsetting the net reduction in operating profit in the Investment Bank were increases in Wealth Management Americas of CHF 30 million (from CHF 504 million to CHF 534 million) and in Corporate Center of CHF 17 million (from a loss of CHF 380 million to a loss of CHF 363 million).

è	Refer to “Note 32 Events after the reporting period” in the “Financial information” section of this report for more information.

Bonuses granted for the 2011 performance year

Our bonus pool for 2011 is CHF 2.6 billion, 40% lower than it was for 2010 (compared with adjusted contribution before bonus which was 37% lower), consistent with a marked decline in our overall profitability last year in a demanding market environment. The bonus pool for the Investment Bank was reduced by approximately 60% due to the combined impact of the unauthorized trading incident and substantially weaker divisional performance last year. In other business divisions, where performance was stronger, the reduction in the bonus pool was less significant.

    The “Total variable compensation” table shows the amount of variable compensation awarded to employees for the performance year 2011, together with the number of beneficiaries for each type of award granted. We define variable compensation as the discretionary, performance-based bonus pool for the given year.

    In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and the performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards on the date of grant.

    The accounting adjustment column in the “Total variable compensation” table shows the difference between the bonus amount granted to employees and the expensed fair value amount according to the International Financial Reporting Standards (IFRS) 2 accounting standard. This adjustment is made to reflect that the fair value of shares that have vested for accounting purposes, but are still subject to sale or transfer restrictions, is lower than the market value of unrestricted shares. For example, an EOP award vests for accounting purposes immediately when an employee retires, while the shares remain blocked over the original vesting period. In this case, the fair value of the blocked EOP award is less than the current market value of an unrestricted share. Where a performance condition under EOP applies, the expensed amount reflects a discount for expected forfeitures which is trued-up to reflect the actual outcome.

    The “Deferred compensation” table shows the current intrinsic value of unvested outstanding deferred variable compensation awards that are subject to ex-post adjustments. For share-based plans, the intrinsic value is determined based on the closing share price on 30 December 2011. For fund-linked plans, it is determined using the latest available market price for the underlying funds, and for cash-settled awards, it is determined based on the outstanding amount of cash owed to award recipients.

    All awards made under our deferred compensation plans listed in the “Deferred compensation” table on the following page are subject to ex-post adjustments, whether implicitly, through exposure to share price movements, or explicitly, for example, through forfeitures made by the firm. Accordingly, their value can change over time. The amounts shown in the column “Relating to awards for prior years” in fact already take into account ex-post implicit adjustments that have occurred as a result of share price movements between the respective dates on which these awards were granted and 30 December 2011.

è	Refer to “Note 30 Equity participation and other compensation plans” in the “Financial Information” section of this report for more information

Corporate governance, responsibility
and compensation

Total variable compensation1

	Expenses		Expenses deferred to future periods		Accounting adjustment		Total		Number of beneficiaries
CHF million, except where indicated	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Cash discretionary bonus	1,514	2,079	0	0	0	0	1,514	2,079	50,620	51,522

Deferred cash plans	34	64	3	236	0	0	37	300	62	576

UBS share plans	234	440	635	1,271	54	60	923	1,771	6,514	7,516

UBS share option plans	0	0	0	0	0	0	0	0	0	0

Equity Ownership Plan – fund-linked	25	28	69	67	0	0	94	95	515	579

Total discretionary bonus pool	1,807	2,611	707	1,574	54	60	2,568	4,245	50,635	51,535

Total variable compensation – other[2]	335	399	247	337	0	0	582	736

Total WMA financial advisor compensation[3]	1,842	1,980	1,024	698	0	2	2,866	2,680

[1]  The total “discretionary bonus” awarded to employees for the performance years 2011 (CHF 2,568 million) and 2010 (CHF 4,245 million). Expenses under “total variable compensation – other” and “Total WMA financial advisor compensation” are not part of UBS’s discretionary bonus pool. [2]  Replacement payments, guarantees for new hires, forfeiture credits, severance payments and retention plan payments. [3]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Deferred compensation[1,2]
CHF million, except where indicated	Relating to awards for 2011	Relating to awards for prior years[3]	Total	of which exposed to ex-post adjustments
Cash discretionary bonus	0	0	0	0%

Cash Balance Plan	10	19	29	100%

Equity Ownership Plan	884	2,298	3,182	100%

Senior Executive Equity Ownership Plan	22	46	68	100%

Performance Equity Plan	10	14	24	100%

Equity Ownership Plan – fund-linked	94	576	670	100%

Discontinued deferred compensation plans	0	577	577	100%

Total	1,020	3,530	4,550

[1]  This is based on the specific plan vesting which may differ to the accounting expensing. [2]  For more information, refer to “Note 30 Equity participation and other compensation plans” in the “Financial Information” section of this report. [3]  This takes into account the ex-post implicit adjustments, given the share price movements since grant.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Bonus expense in the 2011 performance year

The bonus pool for a given performance year includes all discretionary, performance-based variable awards for that performance year. Certain awards that form part of the bonus pool, mainly discretionary cash awards, are already expensed in the same year while deferred awards are largely expensed in subsequent years. The chart “2011 bonus pool down 40% year on year” illustrates how the bonus pool for the 2011 performance year reconciles with the bonus expense in the 2011 financial year. The bonus expense includes all immediate expenses related to 2011 compensation awards and expenses related to awards made in prior years.

As illustrated in the chart, the bonus pool declined by CHF 1,677 million or 40% in 2011, while the 2011 bonus expense under the IFRS accounting rules declined by CHF 690 million or 17%. The reduction in the size of the bonus pool is more pronounced than the reduction in the bonus expense for the following reasons:

–	The amount of new deferred awards granted in 2012 for the performance year 2011 is CHF 867 million lower than the amount of new deferred awards granted in 2011 for the performance year 2010.
–

Amortization for prior year awards in 2011 increased by CHF 114 million from 2010. This reflects an increase in amortizations of deferred awards, which have become a more significant part of our compensation system. Since 2010, a larger part of compensation has consisted of deferred awards grant-ed primarily under the EOP.

–	The impact of accounting adjustments is lower for 2011 than it was for 2010.

At the end of 2011, the amount of unrecognized awards to be amortized in subsequent years was CHF 1.7 billion. Together with the Special Plan awards to be granted to senior managers at the Investment Bank in spring 2012, the total sum of unrecognized awards is CHF 2.0 billion, compared with CHF 2.8 billion at the end of 2010. The chart “Amortization of deferred compensation” shows that this reduction is due to the reduction in unamortized awards and significantly lower new awards granted for 2011.

è	Refer to the “Overview of our compensation model” section of this report for more information about the Special Plan Award Program

The table on the next page shows the value of actual ex-post explicit and implicit adjustments to outstanding deferred compensation in the 2011 financial year. Ex-post adjustments occur after an award has been granted. Ex-post explicit adjustments occur when we adjust compensation by forfeiting deferred awards. By contrast, ex-post implicit adjustments are unrelated to action taken by the firm and occur as a result of share price movements that impact the value of an award.

The total value of ex-post explicit adjustments made to UBS shares in 2011, based on the 15,132,302 shares forfeited during 2011, is CHF 171 million. The total value of ex-post explicit adjustments made to UBS options in 2011, based on the 3,756,444 options forfeited during 2011, is CHF 22 million. The size of implicit adjustments is mainly due to a decline in the share price. The lower share price also means that many of the options previously granted are out of the money. Hence, the majority of outstanding option awards currently hold no intrinsic value.

2011 bonus pool down 40% year on year1

CHF million

1   Excluding bonus add-ons such as social security. 2  Post vesting transfer restrictions and adjustments related to performance conditions. 3  Estimate. The actual amount to be expensed in future years may vary, for example due to forfeitures. 4  Includes CHF 54 million of restructuring costs related to these awards.

Amortization of deferred compensation

We expect a CHF 0.5 billion reduction in the awards to be amortized in 2012 (CHF 1.1 billion) vs 2011

(CHF 1.6 billion)1

1   Estimate. The actual amount to be expensed in future years may vary, for example due to forfeitures. 2  Related to discretionary bonus. 3  Estimate. Includes Special Plan awards to be granted in 2012.

Corporate governance, responsibility
and compensation

Ex-post explicit and implicit adjustments to deferred compensation in 2011[1]
CHF million	Ex-post explicit adjustments[4]	Ex-post implicit adjustments to unvested awards[5]
UBS shares (EOP, IPP, PEP, SEEOP)[2]	(171)	(1,432)

UBS options (KESOP) and SAR (KESAP)[2]	(22)	(290)

UBS fund-linked plan (EOP)[3]	(11)	(50)

[1]  Compensation (discretionary bonus and other variable compensation) relating to awards for previous performance years.  [2]  IPP, KESOP and KESAP are discontinued deferred compensation plans. For CBP no ex-post adjustments were made in 2011.  [3]  Awards granted under this plan are cash-settled and 100% susceptible to ex-post implicit adjustments. [4]  Ex-post explicit adjustments are calculated as units forfeited during the year, valued at the share price on 30 December 2011 (CHF 11.18). For the UBS fund-linked plan this represents the forfeiture credits recognized in 2011.  [5]  Ex-post implict adjustments for UBS shares are calculated based on the difference between the weighted average grant date fair value and the share price on 30 December 2011. For UBS options they are calculated based on the difference between the fair value at grant and the aggregated intrinsic value on 30 December 2011. For the fund-linked plan they are calculated using the mark-to-market change during 2011.

Total personnel expenses for 2011

The following table shows our total personnel expenses in 2011 for our 64,820 employees and includes salaries, pension and other personnel costs, social security contributions and variable compensation. Variable compensation includes discretionary cash bonuses paid in 2012 for the 2011 performance year, the amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to employees who are eligible for retirement at the date of grant.

The bonus pool reflects the value of discretionary bonuses granted relating to the 2011 performance year, including awards that are paid out immediately and those that are deferred. To determine our variable compensation expense, several adjustments are required in order to reconcile the bonus pool to the accounting costs recognized in the Group’s financial statements prepared under IFRS:

–	reduction for the unrecognized future amortization of unvested deferred awards granted in 2012 for the performance year 2011; and
–	addition for the amortization of unvested deferred awards granted in previous years.

As a large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted in previous years forms a significant part of both the 2010 and 2011 accounting costs.

è	Refer to “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report for more information

Personnel expenses
	Expenses
CHF million	Relating to awards for 2011	Relating to awards for prior years	Total 2011	2010	2009
Salaries	6,859	0	6,859	7,033	7,383

Variable compensation – discretionary bonus[1]	1,807	1,585	3,392	4,082	2,809

Variable compensation – other[1,2]	335	(19)	316	230	699

of which replacement payments[3]	31	90	121	107	41

of which guarantees for new hires	88	85	173	135	56

of which forfeiture credits	0	(215)	(215)	(167)	(81)

of which severance payments[4]	216	0	216	69	433

of which retention plan payments[5]	0	21	21	85	250

Contractors	217	0	217	232	275

Social security	697	46	743	826	804

Pension and other post-employment benefit plans[6]	788	0	788	724	988

Wealth Management Americas: financial advisor compensation[1,7]	1,842	676	2,518	2,667	2,426

Other personnel expenses[2]	726	32	758	1,127	1,159

Total personnel expenses	13,271	2,320	15,591[8]	16,920	16,543

[1]  Refer to “Note 30 Equity participation and other compensation plans” of this report for more information.  [2]  In 2011, we reclassified the costs related to our voluntary employee share ownership plan (Equity Plus) from Variable compensation – other to Other personnel expenses. Prior periods were adjusted for this change. As a result, Other personnel expenses were increased by CHF 80 million and CHF 132 million for the year ended 31 December 2010 and for the year ended 31 December 2009, respectively, with a corresponding decrease in Variable compensation–other.  [3]  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS.  [4]  Includes legally obligated and standard severance payments.  [5]  Retention plan payments related to strategic retention programs.  [6]  Refer to “Note 29 Pension and other post-employment benefit plans” of this report for more information.  [7]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.  [8]  Includes restructuring charges of CHF 261 million. Refer to “Note 37 Reorganizations and disposals” for more information.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

2011 compensation for the Group Executive Board and Board of Directors

Group Executive Board compensation

In 2011, total compensation for Group Executive Board (GEB) members reflected the performance of each executive in the context of each business division’s operating performance, overall Group progress towards our medium-term strategic goals and each GEB member’s individual contribution to effecting change, building high-performing teams and managing risk. We consider specific key performance indicators for individual GEB members that are relevant to their role, including risk-adjusted profitability, management of risk-weighted assets, growth in net new money and cost efficiency. In setting compensation levels for GEB members, the Human Resources and Compensation Committee (HRCC) and the Board of Directors (BoD) also considered their collective achievements in advancing our strategy, together with the compensation structure and levels of our main peers and the firm’s relative performance.

The overall total compensation of GEB members in office on 31 December 2011 was CHF 70.1 million, compared with a total of CHF 91.0 million in 2010. Following a re-organization in the fourth quarter of 2011, which resulted in the combination of certain roles, there were 12 GEB members in office on 31 December 2011, compared with 13 on 31 December 2010. Aggregate compensation for the three GEB members who stepped down in 2011 was CHF 7.0 million, compared with CHF 3.3 million for the one GEB member who did so in 2010.

The highest paid GEB member in 2011 was Robert J. McCann, with total compensation of CHF 9.2 million. As shown in the table “Total compensation for GEB members”, 76% of his bonus was deferred, with 16% in deferred cash and 60% in deferred equity vesting over three to five years. In 2011, Mr. McCann led the turnaround in profitability in Wealth Management Americas, despite market volatility and a challenging market environment, with significant net new money, a significant reduction in financial advisor attrition rates and the leading position in financial advisor productivity.

In 2011, the Group Chief Executive Officer (Group CEO), Sergio P. Ermotti, was granted a bonus of CHF 4.6 million. As such, his total compensation was CHF 6.4 million. As shown in the table “Total compensation for GEB members”, 88% of his bonus was deferred, with 28% in deferred cash and blocked shares and 60% in deferred equity vesting over three to five years. In considering this award, the HRCC and the BoD considered both his contribution and his achievement against stated objectives as Group CEO since the end of September 2011 and his prior performance as Chairman and CEO for Europe, the Middle East and Africa following his joining the firm in April 2011. As Group CEO, Mr. Ermotti has been quick to grasp the leadership challenges presented, including finalizing and presenting the Group strategy on Investor Day and reestablishing investor and regulatory confidence in the wake of the unauthorized trading incident within the Investment Bank. A number of transformation initiatives have been launched within the firm related to both the operating environment and controls and to promoting the delivery of the full firm across our client franchises in each region. Before assuming the role of Group CEO, Mr. Ermotti was instrumental in further improving the firm’s impact in a number of our Europe, Middle East and Africa locations and advancing an enhanced regional governance strategy.

The previous Group CEO, Oswald J. Grübel, who assumed full responsibility for the unauthorized trading incident, stepped down at the end of September 2011 and elected not to be considered for a bonus for 2011. The HRCC accepted and the BoD agreed with his decision.

Base salary

Base salaries are fixed for all GEB members and reviewed annually by the HRCC. Early in 2011, following a review of market trends with regard to the mix between fixed and variable compensation and the balance of awards within the compensation framework, the HRCC set the base pay at an annual level of CHF 1.5 million or equivalent in relevant local currency for GEB members other than the Group CEO. With respect to the Group CEO, the HRCC reviewed his base salary level upon his appointment and set it at an annual level of CHF 2.5 million. Following a further review in the first quarter of 2012, the HRCC decided that there will be no adjustment in base salary levels for the GEB in 2012. Base salaries received over the year by GEB members are fully taken into account when considering their total compensation levels.

Benefits

There were no changes to the terms of GEB benefits.

è

Refer to “Note 29 Pension and other post-employment benefit plans” in the “Financial Information” section of this report for details on the various post-employment benefit plans established in Switzerland and other major markets

è

Refer to the “Compensation funding and expenses” and “Overview of our compensation model” sections for information concerning the Human Resources and Compensation Committee’s determination of the discretionary bonus for 2011, and to the “Deferred variable compensation plans” section for details of the compensation plans awarded to Group Executive Board members

Board of Directors compensation

Chairman of the Board of Directors

For 2011, the total compensation awarded to the Chairman of the BoD, Kaspar Villiger, was CHF 1,494,568. Our compensation

Corporate governance, responsibility
and compensation

framework provides for the Chairman to receive a base salary and 200,000 UBS shares, blocked for four years, as well as benefits in kind. Such shares are not designed or intended as variable compensation. Mr. Villiger chose to waive a substantial part of the share award and instead to accept a limited number of 38,700 UBS shares with a fair value of CHF 500,000. In addition, he decided to maintain the voluntary reduction in his annual base salary from CHF 2 million to CHF 850,000. The HRCC gratefully accepted and agreed with Mr. Villiger’s decision.

Highest paid Board of Directors member

The Chairman of the BoD, Mr. Villiger, is the highest paid BoD member, with total compensation of CHF 1,494,568.

Axel A. Weber’s compensation

In July 2011, we announced that Axel A. Weber would be nominated for election to the BoD as non-independent Vice-Chairman at the 2012 Annual General Meeting (AGM) and that if reelected in 2013, he would likely succeed Mr. Villiger as Chairman of the BoD. In November 2011, Mr. Villiger decided that he would not stand for reelection to the BoD at the AGM in 2012. As such, should Mr. Weber be elected to the BoD in 2012, he will succeed Mr. Villiger as Chairman of the BoD in 2012.

In line with the BoD’s compensation structure, Mr. Weber will receive a base salary, blocked UBS shares and benefits in kind. In the event that he is elected to the BoD at the AGM in 2012 and succeeds Mr. Villiger as Chairman of the BoD, his annual compensation will be CHF 2 million, together with 200,000 UBS shares that are blocked for four years.

As previously announced, the BoD agreed that Mr. Weber will receive a one-time payment upon his election to the BoD at the 2012 AGM. This consists of one year’s total compensation or CHF 2 million and 200,000 UBS shares that are blocked for one year.

Independent Board of Directors members

The table “Remuneration details and additional information for independent BoD members” shows the compensation received by independent BoD members between the 2011 and 2012 AGM. Fees for 2010 to 2011 remained unchanged. As the chair of the Corporate Responsibility Committee is now held by an independent BoD member, a retainer of CHF 100,000 has been awarded to that function.

Compensation for former Board of Directors and Group Executive Board members

No compensation or benefits in kind were paid to former BoD and GEB members for 2011. In 2010, part of such compensation paid related to legacy agreements with GEB members who left several years ago that were still honored by UBS. Benefits provided for under such agreements have been discontinued for all BoD and GEB members who stepped down after 1 January 2008.

Transactions in 2011

In accordance with the applicable rules and regulations, management transactions in UBS shares by BoD and GEB members are publicly disclosed.

From 1 January until 31 December 2011, five share sales were disclosed with a total value of CHF 7,760,461.35. Swiss stock exchange rules do not require disclosure of individual names of GEB or BoD members making such transactions.

UBS executives receive a substantial portion of their compensation in UBS equity-based awards. For this reason, management transactions generally see sales outweighing purchases. Blackout periods and synchronized dates for unblocking or vesting of shares or options granted as compensation may lead to transactions being concentrated in short time periods.

In addition, and in accordance with normal practice, two BoD members chose to receive their full pay in UBS shares. These shares, representing a value of CHF 650,000, will be allocated in March 2012.

Loans

BoD and GEB members are granted loans, fixed advances and mortgages. Such loans are made in the ordinary course of business, on substantially the same terms as those granted to other employees, including interest rates and collateral, and do not involve more than the normal risk of collectability or contain other unfavorable features.

è	Refer to “Note 31 Related parties” in the “Financial information” section of this report for information concerning loans granted to current and former executives

List of tables

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Total compensation for GEB members
CHF, except where indicated[a]			Variable cash compensation under CBP
Name, function	For the year	Base salary	Immediate cash[b]	Deferred cash[5], [b]	Annual bonus under PEP[c]	Annual bonus under SEEOP[d]	Benefits in kind[e]	Contributions to retirement benefit plans[f]	Total
Sergio P. Ermotti, Group CEO[1]	2011	1,394,445	553,200	1,290,800	922,000	1,844,000	195,450	150,816	6,350,711

Oswald J. Grübel, former Group CEO[2]	2011	2,191,667	0	0	0	0	35,971	0	2,227,638

Oswald J. Grübel, former Group CEO	2010	3,000,000	0	0	0	0	25,600	0	3,025,600

Robert J. McCann, CEO Wealth Management Americas (highest-paid)	2011	1,321,538	1,869,233	1,246,155	1,557,694	3,115,388	67,053	6,264	9,183,325

Carsten Kengeter, CEO Investment Bank (highest-paid)	2010	874,626	1,002,496	2,339,158	1,670,827	3,341,654	92,547	0	9,321,308

Aggregate of all GEB members who were in office on 31 December 2011[3]	2011	15,962,737	11,929,365	8,874,910	10,402,137	20,804,274	1,165,601	995,290	70,134,314

Aggregate of all GEB members who were in office on 31 December 2010[3]	2010	14,705,894	15,588,145	14,451,756	15,019,951	30,039,901	381,851	843,402	91,030,900

Aggregate of all GEB members who stepped down during 2011[4]	2011	4,155,602	509,201	1,166,759	0	962,768	171,954	80,499	7,046,783

Aggregate of all GEB members who stepped down during 2010[4]	2010	755,950	1,380,000	920,000	0	0	78,817	118,334	3,253,101

I   Sergio P. Ermotti was appointed on 1 April 2011 as GEB member and regional CEO of Europe, the Middle East and Africa. He was appointed on 24 September 2011 the new Group CEO ad interim and confirmed on 15 November 2011.   [2]  Oswald J. Grübel stepped down on 24 September 2011 as Group CEO.  [3]  Number and distribution of GEB members: 12 GEB members were in office on 31 December 2011, 13 GEB members were in office on 31 December 2010.  [4]  Number and distribution of former GEB members: 2011: includes five months in office as a GEB member for John Cryan, nine months for Oswald J. Grübel and 11 months for Maureen Miskovic. 2010: includes three months in office as a GEB member for Francesco Morra.   [5]  In 2011, for Sergio P. Ermotti, due to applicable UK FSA regulations, deferred cash includes blocked shares. In 2010, for John Cryan, Carsten Kengeter and Alexander Wilmot-Sitwell, due to applicable UK FSA regulations, deferred cash includes blocked shares.

Explanation of the tables outlining compensation details for GEB and BoD members

a. Local currencies are converted into CHF using the exchange rates as detailed in Note 38 “Currency translation rates” in the “Financial information” section in this report.

b. Of the cash award, 60% is paid out immediately (representing 24% of a GEB member’s total annual bonus). The balance is paid out in equal installments of 20%, each over the subsequent two years, and is subject to forfeiture.

c. Value of each performance share at grant: CHF 13.26 for PEP awards granted in 2012 relating to the performance year 2011; CHF 18.70 for PEP awards granted in 2011 relating to the performance year 2010. These values are based on valuations for accounting purposes which take into account the performance conditions and the range of possible outcomes for these conditions.

d. SEEOP awards vest in equal installments over five years and are subject to forfeiture. The grant date accounting value per share granted under SEEOP is: CHF 12.76 or USD 14.14 (actual shares) and CHF 12.36 or USD 13.70 (notional shares) for SEEOP awards granted in 2012 relating to the performance year 2011; CHF 18.43 or USD 19.94 (actual shares) and CHF 18.30 or USD 19.80 (notional shares) for SEEOP awards granted in 2011 relating to the performance year 2010.

e. Benefits in kind are all valued at market price, for example, health and welfare benefits and general expense allowances.

f.  Swiss executives participate in the same pension plan as all other employees. Under this plan, UBS makes contributions to the plan, which covers compensation of up to CHF 835,200. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV), but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior management participates in the same pension plans as all other employees. In the US, there are separate pension plans for Wealth Management Americas compared with the other business divisions. There are generally two different types of pension plans: grandfathered plans and principal plans. The grandfathered plans, which are no longer open to new hires, operate (depending on the abovementioned distinction by business division) either on a cash balance basis or a career average salary basis. Participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). The principal plans for new hires are defined contribution plans. In the defined contribution plans, UBS makes contributions to the plan based on compensation and limited to USD 245,000 (USD 250,000 as from 1 January 2012). US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a limited company matching contribution for employee contributions. As from 2 January 2012 the match is not available anymore for Wealth Management Americas employees with compensation in excess of USD 250,000. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension upon retirement based on career average base salary (individual caps introduced as of 1 July 2010).

Corporate governance, responsibility
and compensation

Share and option ownership/entitlements of GEB members on 31 December 2010/2011[1]
Name, function	For the year	Number of unvested shares/at risk[2]	Number of nested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti, Group Chief Executive Offcier	2011	0	0	0	0.000	0	0.000

	2010	–	–	–	–	–	–

Oswald J. Grübel, former Group Chief Executive Officer[5]	2011	–	–	–	–	–	–

	2010	0	0	0	0.000	4,000,000	0.181

John Cryan, former Group Chief Financial Officer[5]	2011	–	–	–	–	–	–

	2010	221,879	185,975	407,854	0.018	382,673	0.017

Markus U. Diethelm, Group General Counsel	2011	358,042	91,506	449,548	0.021	0	0.000

	2010	178,619	75,700	254,319	0.012	0	0.000

John A. Fraser, Chairman and CEO Global Asset Management	2011	460,707	280,414	741,121	0.034	1,088,795	0.050

	2010	326,702	316,541	643,243	0.029	1,088,795	0.049

Lukas Gähwiler, CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank	2011	252,293	37,517	289,810	0.013	0	0.000

	2010	110,000	850	110,850	0.005	0	0.000

Carsten Kengeter, Chairman and CEO Investment Bank	2011	971,575	556,016	1,527,591	0.070	905,000	0.041

	2010	916,201	363,047	1,279,248	0.058	905,000	0.041

Ulrich Körner, Group Chief Operating Officer and CEO Corporate Center	2011	389,090	95,597	484,687	0.022	0	0.000

	2010	177,592	95,597	273,189	0.012	0	0.000

Philip J. Lofts, Group Chief Risk Officer	2011	377,614	150,772	528,386	0.024	577,723	0.026

	2010	200,009	144,603	344,612	0.016	577,723	0.026

Robert J. McCann, CEO Wealth Management Americas	2011	330,047	0	330,047	0.015	0	0.000

	2010	138,598	540,866	679,464	0.031	0	0.000

Maureen Miskovic, former Group Chief Risk Officer[5]	2011	–	–	–	–	–	–

	2010	–	–	–	–	–	–

Tom Naratil, Group Chief Financial Officer.	2011	221,238	193,836	415,074	0.019	1,046,122	0.048

	2010	–	–	–	–	–	–

Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific	2011	495,553	220,955	716,508	0.033	353,807	0.016

	2010	274,739	213,613	488,352	0.022	353,807	0.016

Robert Wolf, former Chairman and CEO, UBS Group Americas/ President Investment Bank	2011	–	–	–	–	–	–

	2010	242,805	635,382	878,187	0.040	948,473	0.043

Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific	2011	306,515	350,311	656,826	0.030	623,253	0.029

	2010	184,858	318,332	503,190	0.023	623,253	0.028

Jürg Zeltner, CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank	2011	306,487	11,756	318,243	0.015	205,470	0.009

	2010	113,609	9,405	123,014	0.006	205,470	0.009

[1]  This table includes all vested and unvested shares and options of GEB members, including related parties.  [2]  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Deferred variable compensation plans” in this section for more information on the plans.  [3]  Refer to “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [4]  No conversion rights are outstanding.  [5]  GEB members who stepped down during 2011.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Compensation details and additional information for non-independent BoD members
CHF, except where indicated[a]
Name, function[1]	For the year	Base salary	Annual bonus (cash)	Annual share award		Benefits in kind[e]	Contributions to retirement benefit plans[f]	Total
Kaspar Villiger, Chairman	2011	850,000	0	500,000	[2]	144,568	0	1,494,568

	2010	850,000	0	500,000	[2]	141,308	0	1,491,308

[1] Kaspar Villiger was the only non-independent member in office on 31 December 2011 and 31 December 2010, respectively. [2] These shares are blocked for four years.

Remuneration details and additional information for independent BoD members
CHF, except where indicated[a]
Name, function[1]	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Benefits in kind	Additional payments		Total	Share percen- tage[2]	Number of shares[3,4]
Michel Demaré,	M		M			2011 / 2012	325,000	300,000		250,000	[5]	875,000	50	39,845

Vice Chairman	M		M			2010 / 2011	325,000	300,000		250,000	[5]	875,000	100	52,631

David Sidwell,			M		C	2011 / 2012	325,000	500,000		250,000	[5]	1,075,000	50	48,952

Senior Independent Director					C	2010 / 2011	325,000	400,000		250,000	[5]	975,000	50	30,893

Sally Bott,						2011 / 2012	–	–				–	–	–

former member		C	M	M		2010 / 2011	325,000	450,000				775,000	50	24,556

Rainer-Marc Frey,	M				M	2011 / 2012	325,000	400,000				725,000	100	62,635

member	M				M	2010 / 2011	325,000	400,000				725,000	100	43,583

Bruno Gehrig,		M	M			2011 / 2012	325,000	200,000				525,000	50	23,907

member		M	M			2010 / 2011	325,000	200,000				525,000	50	16,634

Ann F. Godbehere,	M	C		M		2011 / 2012	325,000	550,000				875,000	50	39,845

member	M			M		2010 / 2011	325,000	250,000				575,000	50	18,219

Axel P. Lehmann,			M		M	2011 / 2012	325,000	250,000				575,000	100	49,632

member					M	2010 / 2011	325,000	200,000				525,000	100	31,519

Wolfgang Mayrhuber,		M		C		2011 / 2012	325,000	200,000				525,000	50	23,907

member		M		M		2010 / 2011	325,000	150,000				475,000	50	15,050

Helmut Panke,		M			M	2011 / 2012	325,000	300,000				625,000	50	28,460

member		M			M	2010 / 2011	325,000	300,000				625,000	50	19,803

William G. Parrett,	C					2011 / 2012	325,000	300,000				625,000	50	28,460

member	C					2010 / 2011	325,000	300,000				625,000	50	19,803

Joseph Yam,				M	M	2011 / 2012	325,000	250,000				575,000	50	26,183

member						2010 / 2011	–	–				–	–	–

Total 2011												7,000,000

Total 2010												6,700,000

Legend: C = Chairperson of the respective Committee; M = Member of the respective Committee.

[1]  There were 10 independent BoD members in office on 31 December 2011. Joseph Yam was appointed at the AGM on 28 April 2011 and Sally Bott stepped down on 11 February 2011. There were 10 independent BoD members in office on 31 December 2010.Wolfgang Mayrhuber was appointed at the AGM on 14 April 2010, and Sergio Marchionne and Peter Voser stepped down from the BoD at the AGM on 14 April 2010.   [2]  Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.   [3]  For 2011, shares valued at CHF 12.92 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2012), included a price discount of 15%, for a new value of discount price CHF 10.98. These shares are blocked for four years. For 2010, shares valued at CHF 18.56 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2011), included a price discount of 15%, for a new value of discount price of CHF 15.78. These shares are blocked for four years.   [4]  Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution /withholding tax.   [5]  This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively.

Corporate governance, responsibility
and compensation

Total payments to BoD members
CHF, except where indicated[a]	For the year	Total
Aggregate of all BoD members	2011	8,494,568

	2010	8,191,310

Number of shares of BoD members on 31 December 2010/2011 [1]
Name, function	For the year	Number of shares held	Voting rights in %
Kaspar Villiger, Chairman	2011	49,440	0.002

	2010	22,500	0.001

Michel Demaré, Vice Chairman	2011	76,334	0.003

	2010	23,703	0.001

David Sidwell, Senior Independent Director	2011	100,247	0.005

	2010	69,354	0.003

Sally Bott, former member[2]	2011	–	–

	2010	39,542	0.002

Rainer-Marc Frey, member	2011	100,042	0.005

	2010	56,459	0.003

Bruno Gehrig, member	2011	54,409	0.002

	2010	37,775	0.002

Ann F. Godbehere, member	2011	41,441	0.002

	2010	23,222	0.001

Axel P. Lehmann, member	2011	89,971	0.004

	2010	58,452	0.003

Wolfgang Mayrhuber, member	2011	15,050	0.001

	2010	0	0.000

Helmut Panke, member	2011	109,332	0.005

	2010	89,529	0.004

William G. Parrett, member	2011	62,618	0.003

	2010	42,815	0.002

Joseph Yam, member	2011	0	0.000

	2010	–	–

[1]  This table includes blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2010 and 2011.   [2]  Sally Bott stepped down on 11 February 2011 as BoD member.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation paid to former BoD and GEB members[1]
CHF, except where indicated[1]
Name, function	For the year	Compensation	Benefits in kind	Total
Alberto Togni, former BoD member	2011	0	0	0

	2010	0	20,493	20,493

Aggregate of all former GEB members[2]	2011	0	0	0
	2010	0	57,229	57,229

Aggregate of all former BoD and GEB members	2011	0	0	0

	2010	0	77,722	77,722

[1]  Compensation or remuneration connected with the former member’s activity on the BoD or GEB that is not at market conditions.  [2]  Includes zero former GEB member in 2011 and one former GEB member in 2010.

Total of all vested and unvested shares of GEB members[1]-[2]
	Total	Of which vested		Of which vesting
				2012	2013	2014	2015	2016
Shares on 31 December 2011	2,863,887	1,988,680		408,037	290,631	88,269	88,269	0

				2011	2012	2013	2014	2015
Shares on 31 December 2010	4,409,345[3]	2,922,411	[3]	582,787	411,339	282,754	105,027	105,027

[1] Includes related parties. [2] Excludes shares granted under variable compensation plans with forfeiture provisions. [3] Includes 22,500 vested shares of the Chairman.
No individual GEB member holds 1% or more of all shares issued.

Total of all blocked and unblocked shares of BoD members[1]
	Total		Of which unblocked		Of which blocked until
					2012	2013	2014	2015
Shares on 31 December 2011	698,884		72,775		9,349	115,690	225,995	275,075

					2011	2012	2013	2014
Shares on 31 December 2010	440,85	[1]	46,010	[2]	4,266	9,349	127,970	253,256

[1] Includes related parties. [2] Excludes 22,500 vested shares of the Chairman.
No individual BoD member holds 1% or more of all shares issued.

Corporate governance, responsibility
and compensation

Vested and unvested options of GEB members on 31 December 2010/2011[1]
For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Sergio P. Ermotti, Group Chief Executive Officer									John A. Fraser, Chairman and CEO Global Asset Management (continued)

2011	0								2010	1,088,795		76,380		2002	31/01/2005	31/01/2012	USD 21.24

2010	–											127,884		2002	28/06/2005	28/06/2012	CHF 37.90

												127,884		2003	31/01/2006	31/01/2013	USD 22.53

Oswald J. Grübel, former Group Chief Executive Officer[4]												170,512		2004	01/03/2007	27/02/2014	USD 38.13

2011	–											202,483		2005	01/03/2008	28/02/2015	USD 44.81

2010	4,000,000		4,000,000		2009	26/02/2009	25/02/2014	CHF 10.10				213,140		2006	01/03/2009	28/02/2016	CHF 72.57

												170,512		2007	01/03/2010	28/02/2017	CHF 73.67

John Cryan, former Group Chief Financial Officer[4]

2011	–		21,362		2002	31/01/2003	31/01/2012	CHF 36.49	Lukas Gähwiler, CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank

2010	382,673		20,731		2002	31/01/2004	31/01/2012	CHF 36.49	2011	0

			20,725		2002	31/01/2005	31/01/2012	CHF 36.49	2010	0

			5,454		2002	28/02/2003	28/02/2012	CHF 36.65

			5,294		2002	28/02/2004	28/02/2012	CHF 36.65	Carsten Kengeter, Chairman and CEO Investment Bank

			5,292		2002	28/02/2005	28/02/2012	CHF 36.65	2011	905,000		905,000		2009	01/03/2012	27/12/2019	CHF 40.00

			23,626		2003	01/03/2004	31/01/2013	CHF 27.81	2010	905,000		905,000		2009	01/03/2012	27/12/2019	CHF 40.00

			23,620		2003	01/03/2005	31/01/2013	CHF 27.81

			23,612		2003	01/03/2006	31/01/2013	CHF 27.81	Ulrich Körner, Group Chief Operating Officer and CEO Corporate Center

			5,526		2003	01/03/2004	28/02/2013	CHF 26.39	2011	0

			5,524		2003	01/03/2005	28/02/2013	CHF 26.39	2010	0

			5,524		2003	01/03/2006	28/02/2013	CHF 26.39

			17,072		2004	01/03/2005	27/02/2014	CHF 44.32	Philip J. Lofts, Group Chief Risk Officer

			17,068		2004	01/03/2006	27/02/2014	CHF 44.32	2011	577,723		11,445		2002	31/01/2003	31/01/2012	CHF 36.49

			17,063		2004	01/03/2007	27/02/2014	CHF 44.32				11,104		2002	31/01/2004	31/01/2012	CHF 36.49

			14,210		2005	01/03/2006	28/02/2015	CHF 47.58				11,098		2002	31/01/2005	31/01/2012	CHF 36.49

			14,210		2005	01/03/2007	28/02/2015	CHF 47.58				1,240		2002	28/02/2003	28/02/2012	CHF 36.65

			14,207		2005	01/03/2008	28/02/2015	CHF 47.58				5,464		2002	28/02/2004	28/02/2012	CHF 36.65

			5,330		2006	01/03/2007	28/02/2016	CHF 65.97				1,199		2002	28/02/2005	28/02/2012	CHF 36.65

			5,328		2006	01/03/2008	28/02/2016	CHF 65.97				9,985		2003	01/03/2004	31/01/2013	CHF 27.81

			5,326		2006	01/03/2009	28/02/2016	CHF 65.97				9,980		2003	01/03/2005	31/01/2013	CHF 27.81

			17,762		2007	01/03/2008	28/02/2017	CHF 67.00				9,974		2003	01/03/2006	31/01/2013	CHF 27.81

			17,672		2007	01/03/2009	28/02/2017	CHF 67.00				1,833		2003	01/03/2004	28/02/2013	CHF 26.39

			17,760		2007	01/03/2010	28/02/2017	CHF 67.00				1,830		2003	01/03/2005	28/02/2013	CHF 26.39

			53,285		2008	01/03/2011	28/02/2018	CHF 32.45				1,830		2003	01/03/2006	28/02/2013	CHF 26.39

												35,524		2004	01/03/2005	27/02/2014	CHF 44.32

Markus U. Diethelm, Group General Counsel												35,524		2004	01/03/2006	27/02/2014	CHF 44.32

2011	0											35,521		2004	01/03/2007	27/02/2014	CHF 44.32

2010	0											117,090		2005	01/03/2008	28/02/2015	CHF 52.32

												117,227		2006	01/03/2009	28/02/2016	CHF 72.57

John A. Fraser, Chairman and CEO Global Asset Management												85,256		2007	01/03/2010	28/02/2017	CHF 73.67

2011	1,088,795		76,380		2002	31/01/2005	31/01/2012	USD 21.24				74,599		2008	01/03/2011	28/02/2018	CHF 35.66

			127,884		2002	28/06/2005	28/06/2012	CHF 37.90	2010	577,723		11,445		2002	31/01/2003	31/01/2012	CHF 36.49

			127,884		2003	31/01/2006	31/01/2013	USD 22.53				11,104		2002	31/01/2004	31/01/2012	CHF 36.49

			170,512		2004	01/03/2007	27/02/2014	USD 38.13				11,098		2002	31/01/2005	31/01/2012	CHF 36.49

			202,483		2005	01/03/2008	28/02/2015	USD 44.81				1,240		2002	28/02/2003	28/02/2012	CHF 36.65

			213,140		2006	01/03/2009	28/02/2016	CHF 72.57				5,464		2002	28/02/2004	28/02/2012	CHF 36.65

			170,512		2007	01/03/2010	28/02/2017	CHF 73.67				1,199		2002	28/02/2005	28/02/2012	CHF 36.65

[1]  This table includes all options of GEB members, including related parties.   [2]  No conversion rights are outstanding.  [3]  Refer to “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [4]  GEB members who stepped down during 2011.

Advisory Vote

Corporate governance, responsibility and compensation

compensation

Vested and unvested options of GEB members on 31 December 2010/20111 (continued)

For the year	Total number of options[2]	Number of options[2]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options3	Year of grant	Vesting date	Expiry date	Strike price

Philip J. Lofts, Group Chief Risk Officer (continued)							Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific (cont.)
		9,985	2003	01/03/2004	31/01/2013	CHF 27.81				35,524	2006	01/03/2008	28/02/2016	CHF 65.97
		9,980	2003	01/03/2005	31/01/2013	CHF 27.81				35,521	2006	01/03/2009	28/02/2016	CHF 65.97
		9,974	2003	01/03/2006	31/01/2013	CHF 27.81				106,570	2007	01/03/2010	28/02/2017	CHF 73.67
		1,833	2003	01/03/2004	28/02/2013	CHF 26.39				85,256	2008	01/03/2011	28/02/2018	CHF 35.66
		1,830	2003	01/03/2005	28/02/2013	CHF 26.39	Robert Wolf, former Chairman and CEO, UBS Group Americas/President investment Bank
		1,830	2003	01/03/2006	28/02/2013	CHF 26.39	2011	—
		35,524	2004	01/03/2005	27/02/2014	CHF 44.32	2010	948,473		287,739	2003	31/01/2006	31/01/2013	USD 22.53
		35,524	2004	01/03/2006	27/02/2014	CHF 44.32				213,140	2004	01/03/2007	27/02/2014	USD 38.13
		35,521	2004	01/03/2007	27/02/2014	CHF 44.32				127,884	2005	01/03/2008	28/02/2015	USD 44.81
		117,090	2005	01/03/2008	28/02/2015	CHF 52.32				106,570	2006	01/03/2009	28/02/2016	CHF 72.57
		117,227	2006	01/03/2009	28/02/2016	CHF 72.57				106,570	2007	01/03/2010	28/02/2017	CHF 73.67
		85,256	2007	01/03/2010	28/02/2017	CHF 73.67				106,570	2008	01/03/2011	28/02/2018	CHF 35.66
		74,599	2008	01/03/2011	28/02/2018	CHF 35.66	Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific
Robert J. McCann, CEO Wealth Management Americas							2011	623,253		11,577	2002	31/01/2002	31/01/2012	USD 21.24
2011	0									11,229	2002	31/01/2004	31/01/2012	USD 21.24
2010	0									11,227	2002	31/01/2005	31/01/2012	USD 21.24
Maureen Miskovic, former Group Chief Risk Officer[4]										2,252	2002	28/02/2002	28/02/2012	USD 21.70
2011	—									6,446	2002	29/02/2004	28/02/2012	USD 21.70
2010	—									2,184	2002	28/02/2005	28/02/2012	USD 21.70
Tom Naratil, Group Chief Financial Officer										8,648	2003	01/03/2004	31/01/2013	USD 20.49
2011	1,046,122	35,524	2002	31/01/2003	31/01/2012	USD 21.24				8,642	2003	01/03/2005	31/01/2013	USD 20.49
		35,524	2002	31/01/2004	31/01/2012	USD 21.24				8,635	2003	01/03/2006	31/01/2013	USD 20.49
		35,521	2002	31/01/2005	31/01/2012	USD 21.24				4,262	2003	28/02/2005	28/02/2013	USD 19.53
		4,262	2002	29/02/2004	28/02/2012	USD 21.70				3,374	2003	01/03/2004	28/02/2013	USD 19.53
		63,942	2003	31/01/2006	31/01/2013	USD 22.53				3,371	2003	01/03/2005	28/02/2013	USD 19.53
		4,262	2003	28/02/2005	28/02/2013	USD 19.53				3,371	2003	01/03/2006	28/02/2013	USD 19.53
		145,962	2004	01/03/2007	27/02/2014	USD 38.13				6,200	2004	01/03/2005	27/02/2014	CHF 44.32
		166,010	2005	01/03/2008	28/02/2015	USD 44.81				4,262	2004	27/02/2006	27/02/2014	CHF 44.32
		142,198	2006	01/03/2009	28/02/2016	CHF 72.57				6,198	2004	01/03/2006	27/02/2014	CHF 44.32
		131,277	2007	01/03/2010	28/02.2017	CHF 73.67				6,195	2004	01/03/2007	27/02/2014	CHF 44.32
		181,640	2008	01/03/2011	28/02/2018	CHF 35.66				10,659	2005	01/03/2006	28/02/2015	CHF 47.58
		100,000	2009	01/03/2012	27/02/2019	CHF 11.35				10,657	2005	01/03/2007	28/02/2015	CHF 47.58
2010	—									10,654	2005	01/03/2008	28/02/2015	CHF 47.58
Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific										21,316	2006	01/03/2007	28/02/2016	CHF 65.97
2011	353,807	53,282	2005	01/03/2008	28/02/2015	CHF 47.58				21,314	2006	01/03/2008	28/02/2016	CHF 65.97
		2,130	2005	04/03/2007	04/03/2015	CHF 47.89				21,311	2006	01/03/2009	28/02/2016	CHF 65.97
		35,524	2006	01/03/2007	28/02/2016	CHF 65.97				8,881	2007	01/03/2008	28/02/2017	CHF 67.00
		35,524	2006	01/03/2008	28/02/2016	CHF 65.97				8,880	2007	01/03/2009	28/02/2017	CHF 67.00
		35,521	2006	01/03/2009	28/02/2016	CHF 65.97				8,880	2007	01/03/2010	28/02/2017	CHF 67.00
		106,570	2007	01/03/2010	28/02/2017	CHF 73.67				42,628	2008	01/03/2011	28/02/2018	CHF 32.45
		85,256	2008	01/03/2011	28/02/2018	CHF 35.66	2010	623,253		350,000	2009	01/03/2012	27/02/2019	CHF 11.35
2010	353,807	53,282	2005	01/03/2008	28/02/2015	CHF 47.58				11,577	2002	31/01/2002	31/01/2012	USD 21.24
		2,130	2005	04/03/2007	04/03/2015	CHF 47.89				11,229	2002	31/01/2004	31/01/2012	USD 21.24
		35,524	2006	01/03/2007	28/02/2016	CHF 65.97				11,227	2002	31/01/2005	31/01/2012	USD 21. 24
										2,252	2002	28/02/2002	28/02/2012	USD 21.70

[1]  This table includes all options of GEB members, including related parties.  [2]  No conversion rights are outstanding.  [3]  Refer to “Note 30 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [4]  GEB members who stepped down during 2011.

Corporate governance, responsibility
and compensation

Vested and unvested options of GEB members on 31 December 2010/2011[1] (continued)
For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific (continued)									Jürg Zeltner, CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank (continued)

			6,446		2002	29/02/2004	28/02/2012	USD 21.70				7,106		2006	01/03/2007	28/02/2016	CHF 65.97

			2,184		2002	28/02/2005	28/02/2012	USD 21.70				7,103		2006	01/03/2008	28/02/2016	CHF 65.97

			8,648		2003	01/03/2004	31/01/2013	USD 20.49				7,103		2006	01/03/2009	28/02/2016	CHF 65.97

			8,642		2003	01/03/2005	31/01/2013	USD 20.49				110		2006	03/03/2008	03/03/2016	CHF 65.91

			8,635		2003	01/03/2006	31/01/2013	USD 20.49				242		2006	09/06/2008	09/06/2016	CHF 61.84

			4,262		2003	28/02/2005	28/02/2013	USD 19.53				230		2006	08/09/2008	08/09/2016	CHF 65.76

			3,374		2003	01/03/2004	28/02/2013	USD 19.53				221		2006	08/12/2008	08/12/2016	CHF 67.63

			3,371		2003	01/03/2005	28/02/2013	USD 19.53				7,105		2007	01/03/2008	28/02/2017	CHF 67.00

			3,371		2003	01/03/2006	28/02/2013	USD 19.53				7,105		2007	01/03/2009	28/02/2017	CHF 67.00

			6,200		2004	01/03/2005	27/02/2014	CHF 44.32				7,103		2007	01/03/2010	28/02/2017	CHF 67.00

			4,262		2004	27/02/2006	27/02/2014	CHF 44.32				223		2007	02/03/2009	02/03/2017	CHF 67.08

			6,198		2004	01/03/2006	27/02/2014	CHF 44.32				42,628		2008	01/03/2011	28/02/2018	CHF 35.66

			6,195		2004	01/03/2007	27/02/2014	CHF 44.32				90,000		2009	01/03/2012	27/02/2019	CHF 11.35

			10,659		2005	01/03/2006	28/02/2015	CHF 47.58	2010	205,470		809		2002	31/01/2003	31/01/2012	CHF 36.49

			10,657		2005	01/03/2007	28/02/2015	CHF 47.58				784		2002	31/01/2004	31/01/2012	CHF 36.49

			10,654		2005	01/03/2008	28/02/2015	CHF 47.58				784		2002	31/01/2005	31/01/2012	CHF 36.49

			21,316		2006	01/03/2007	28/02/2016	CHF 65.97				4,972		2004	01/03/2007	27/02/2014	CHF 44.32

			21,314		2006	01/03/2008	28/02/2016	CHF 65.97				7,106		2005	01/03/2006	28/02/2015	CHF 47.58

			21,311		2006	01/03/2009	28/02/2016	CHF 65.97				7,103		2005	01/03/2007	28/02/2015	CHF 47.58

			8,881		2007	01/03/2008	28/02/2017	CHF 67.00				7,103		2005	01/03/2008	28/02/2015	CHF 47.58

			8,880		2007	01/03/2009	28/02/2017	CHF 67.00				93		2005	04/03/2007	04/03/2015	CHF 47.89

			8,880		2007	01/03/2010	28/02/2017	CHF 67.00				161		2005	06/06/2007	06/06/2015	CHF 45.97

			42,628		2008	01/03/2011	28/02/2018	CHF 32.45				149		2005	09/09/2007	09/09/2015	CHF 50.47

			350,000		2009	01/03/2012	27/02/2019	CHF 11.35				127		2005	05/12/2007	05/12/2015	CHF 59.03

Jürg Zeltner, CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank
												7,106		2006	01/03/2007	28/02/2016	CHF 65.97

												7,103		2006	01/03/2008	28/02/2016	CHF 65.97

2011	205,470		809		2002	31/01/2003	31/01/2012	CHF 36.49				7,103		2006	01/03/2009	28/02/2016	CHF 65.97

			784		2002	31/01/2004	31/01/2012	CHF 36.49				110		2006	03/03/2008	03/03/2016	CHF 65.91

			784		2002	31/01/2005	31/01/2012	CHF 36.49				242		2006	09/06/2008	09/06/2016	CHF 61.84

			4,972		2004	01/03/2007	27/02/2014	CHF 44.32				230		2006	08/09/2008	08/09/2016	CHF 65.76

			7,106		2005	01/03/2006	28/02/2015	CHF 47.58				221		2006	08/12/2008	08/12/2016	CHF 67.63

			7,103		2005	01/03/2007	28/02/2015	CHF 47.58				7,105		2007	01/03/2008	28/02/2017	CHF 67.00

			7,103		2005	01/03/2008	28/02/2015	CHF 47.58				7,105		2007	01/03/2009	28/02/2017	CHF 67.00

			93		2005	04/03/2007	04/03/2015	CHF 47.89				7,103		2007	01/03/2010	28/02/2017	CHF 67.00

			161		2005	06/06/2007	06/06/2015	CHF 45.97				223		2007	02/03/2009	02/03/2017	CHF 67.08

			149		2005	09/09/2007	09/09/2015	CHF 50.47				42,628		2008	01/03/2011	28/02/2018	CHF 35.66

			127		2005	05/12/2007	05/12/2015	CHF 59.03				90,000		2008	01/03/2012	27/02/2019	CHF 11.35

1 This table includes all options of GEB members, including related parties.  2.   No conversion rights are outstanding.  3  Refer to “Note 30 Equity participation and other compensation plans” in the “Financial information “section of this report for more information.  4  GEB members who stepped down during 2011.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Loans granted to GEB members on 31 December 2010/2011[1]
CHF, except where indicated[3]
Name, function	For the year	Loans[2]
Jürg Zeltner, CEO UBS Wealth Management, co-CEO of Wealth Management & Swiss Bank[3]	2011	5,387,500

Jürg Zeltner, CEO UBS Wealth Management, co-CEO of Wealth Management & Swiss Bank[3]	2010	5,739,862

Aggregate of all GEB members	2011	17,539,601	[4]

	2010	20,696,569

1  No loans have been granted to related parties of the GEB members at conditions not customary in the market.  [2]  All loans granted are secured loans, except for CHF 45,435 in 2011.  [3]  GEB member with the highest loan granted.  [4]  Includes a loan of CHF 3.3 million that will be forgiven in three equal installments over the next three years, subject to the GEB member’s continued full-time employment with UBS and his performance being satisfactory and commensurate with his responsibilities.

Loans granted to BoD members on 31 December 2010/2011[1]
CHF, except where indicated[3]
Name, function	For the year	Loans[2]
Kaspar Villiger, Chairman	2011	0

	2010	0

Michel Demaré, Vice Chairman	2011	850,000

	2010	850,000

David Sidwell, Senior Independent Director	2011	0

	2010	0

Sally Bott, former member[3]	2011	—

	2010	0

Rainer-Marc Frey, member	2011	0

	2010	0

Bruno Gehrig, member[4]	2011	798,000

	2010	798,000

Ann F. Godbehere, member	2011	0

	2010	0

Axel P. Lehmann, member	2011	0

	2010	0

Wolfgang Mayrhuber, member	2011	0

	2010	0

Helmut Panke, member	2011	0

	2010	0

William G. Parrett, member	2011	0

	2010	0

Joseph Yam, member	2011	0

	2010	—

Aggregate of all BoD members	2011	1,648,000

	2010	1,648,000

1  No loans have been granted to related parties of the BoD members at conditions not customary in the market.  [2]  All loans granted are secured loans.
[3]  Sally Bott stepped down on 11 February 2011 as BoD member.  [4]  Secured loan granted prior to his election to the BoD.

Financial information

Financial information

	000	000
282	Introduction and accounting principles
283	Update on internal control over financial reporting

284	Consolidated financial statements

284	Management’s report on internal control over financial reporting
285	Report of independent registered public accounting firm on internal control over financial reporting
287	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
289	Income statement
290	Statement of comprehensive income
291	Balance sheet
292	Statement of changes in equity
295	Statement of cash flows

297	Notes to the consolidated financial statements
297	1	Summary of significant accounting policies
319	2a	Segment reporting
323	2b	Segment reporting by geographic location

324	Income statement notes
324	3	Net interest and trading income
325	4	Net fee and commission income
326	5	Other income
327	6	Personnel expenses
327	7	General and administrative expenses
328	8	Earnings per share (EPS) and shares outstanding

329	Balance sheet notes: assets
329	9a	Due from banks and loans (held at amortized cost)
330	9b	Allowances and provisions for credit losses
330	10	Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments
331	11	Trading portfolio
333	12	Financial assets designated at fair value
334	13	Financial investments available-for-sale
335	14	Investments in associates
335	15	Property and equipment
336	16	Goodwill and intangible assets
338	17	Other assets

	000	000

339	Balance sheet notes: liabilities
339	18	Due to banks and customers
339	19	Financial liabilities designated at fair value and debt issued held at amortized cost
341	20	Other liabilities
341	21	Provisions and contingent liabilities
349	22	Income taxes
351	23	Derivative instruments and hedge accounting

358	Off-balance-sheet information
358	24	Pledgeable off-balance-sheet securities
358	25	Operating lease commitments

359	Additional information
359	26	Fair value of financial instruments
369	27	Pledged assets and transferred financial assets which do not qualify for derecognition
370	28	Measurement categories of financial assets and financial liabilities
375	29	Pension and other post-employment benefit plans
381	30	Equity participation and other compensation plans
391	31	Related parties
393	32	Events after the reporting period
394	33	Significant subsidiaries and associates
397	34	Invested assets and net new money
398	35	Business combinations
398	36	Discontinued operations
399	37	Reorganizations and disposals
399	38	Currency translation rates
400	39	Swiss banking law requirements
402	40	Supplemental guarantor information required under SEC rules

Financial information

	000	000
411	UBS AG (Parent Bank)

411	Parent Bank review

414	Parent Bank financial statements
414	Income statement
415	Balance sheet
416	Statement of appropriation of retained earnings

417	Notes to the Parent Bank financial statements
417	1	Business activities, risk assessment, outsourcing and personnel
417	2	Accounting policies

420	Additional income statement information
420	3	Net trading income
420	4	Extraordinary income and expenses

421	Additional balance sheet information
421	5	Other assets and other liabilities
421	6	Assets pledged or assigned as security for own obligations and assets subject to reservation title
421	7	Due to UBS pension plans
422	8	Allowances and provisions
422	9	Statement of shareholders’ equity
423	10	Share capital and significant shareholders
424	11	Transactions with related parties

425	Off-balance-sheet and other information
425	12	Commitments and contingent liabilities
425	13	Derivative instruments
425	14	Fiduciary transactions

426	Compensation of the members of the Board of Directors and the Group Executive Board
426	Total compensation for all GEB members
427	Share and option ownership / entitlements of GEB members on 31 December 2010 / 2011
428	Compensation details and additional information for non-independent BoD members
428	Remuneration details and additional information for independent BoD members
429	Total payments to BoD members
429	Number of shares of BoD members on 31 December 2010/2011
430	Compensation paid to former BoD and GEB members
430	Total of all vested and unvested shares of GEB members
430	Total of all blocked and unblocked shares of BoD members
431	Vested and unvested options of GEB members on 31 December 2010/ 2011
434	Loans granted to GEB members on 31 December 2010/2011
434	Loans granted to BoD members on 31 December 2010/2011
	000	000
435	Report of the statutory auditor on the financial statements
437	Confirmation of the auditors concerning conditional capital increase

439	Additional disclosure required under SEC regulations

439	A – Introduction

440	B – Selected financial data
441	Key figures
442	Income statement data
443	Balance sheet data
443	Ratio of earnings to fixed charges

444	C – Information on the company
444	Property, plant and equipment

445	D – Information required by industry guide 3
445	Selected statistical information
446	Average balances and interest rates
448	Analysis of changes in interest income and expense
450	Deposits
451	Short-term borrowings
451	Contractual maturities of investments in debt instruments available-for-sale
452	Due from banks and loans (gross)
453	Due from banks and loan maturities (gross)
454	Impaired and non-performing loans
455	Cross-border outstandings
456	Summary of movements in allowances and provisions for credit losses
457	Allocation of the allowances and provisions for credit losses
458	Due from banks and loans by industry sector (gross)
459	Loss history statistics

Financial information

Introduction and accounting principles

The financial information section of UBS’s Annual Report 2011 comprises: a) the audited consolidated financial statements of UBS Group (the “Financial Statements”) for 2011, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), b) the audited financial statements of UBS AG, the Parent Bank, for 2011 and 2010, prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Federal Banking Law, and c) additional disclosures required under SEC regulations.

The basis of accounting of UBS’s Group financial statements is described in Note 1 to the financial statements. Except where otherwise explicitly stated in these financial statements, all financial information is in Swiss francs (CHF) and presented on a consolidated basis under IFRS, and all references to “UBS” refer to the UBS Group and not to the Parent Bank. UBS AG, the Swiss Parent Bank, includes branches worldwide and owns all the UBS Group companies, directly or indirectly. All references to 2011, 2010 and 2009 refer to the fiscal years ended 31 December 2011, 2010 and 2009, respectively. The financial statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd.

Financial information

Update on internal control over financial reporting

Requirement to assess internal control over financial reporting

As a US-listed company, UBS is required under the Sarbanes-Oxley Act to evaluate the effectiveness of its “internal control over financial reporting” on an annual basis. Management is required to determine, as of the end of each fiscal year, whether UBS’s internal control over financial reporting was effective or whether there was a material weakness in such controls. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis. Further information concerning the purpose, scope and inherent limitations of internal controls over financial reporting is included in Management’s Report on Internal Control over Financial Reporting on the next page.

Evaluation following discovery of unauthorized trading

Following the discovery in September 2011 of unauthorized and fictitious trading in our Global Synthetic Equity business unit in London, management determined that certain controls designed to prevent or detect the use of unauthorized and fictitious transactions on a timely basis were not operating effectively, and had not been operating effectively as of 31 December 2010. Specifically (i) the control requiring bilateral confirmation with counter-parties of trades within our Investment Bank’s equities business with settlement dates of greater than 15 days after trade date was not operating, and when such trades were cancelled, re-booked or amended, the related monitoring control to ensure the validity of these changes ceased to operate effectively, and (ii) the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in our books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively. The controls described in clauses (i) and (ii) are referred to below as the “Confirmation and Reconciliation Controls”. Management at the same time confirmed that the financial effect of the unauthorized trading activity was fully reflected in UBS’s third quarter 2011 financial report, and reconfirmed the reliability of the consolidated financial statements included in UBS’s 2010 Annual Report.

Evaluation as of 31 December 2011

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2011. Based on the remedial work conducted during the fourth quarter of 2011, management confirmed that the Confirmation and Reconciliation Controls had been designed effectively and were in operation on 31 December 2011. While significant progress had been made, management recognized that, particularly given the relatively brief period since the unauthorized trading incident was discovered, a longer period of operational testing and further refinement would be necessary before it could conclude that the Confirmation and Reconciliation Controls were operating effectively. Based on this assessment, management concluded that the remediation of the material weakness in UBS’s internal control over financial reporting was not yet complete, and accordingly assessed UBS’s internal control over financial reporting as ineffective, as of 31 December 2011. Notwithstanding the foregoing, we have determined that UBS’s consolidated financial statements included in this report fairly present, in all material respects, our financial position on 31 December 2009, 2010 and 2011 and our results of operations and cash flows for the years then ended in accordance with IFRS.

Remediation of identified control deficiencies

As soon as we identified the control deficiencies referred to above, we initiated work to remediate them. The confirmation control and the monitoring control over the validity of changes to trades have been reactivated and refined, and we are extensively modifying our front-to-back control process with a view to ensuring that the transactions identified by the inter-desk reconciliation process referred to above are effectively reviewed, investigated and resolved on a timely basis. We have also developed new monitoring reports and processes as part of a broader program we have initiated to strengthen the effectiveness of supervisory oversight. The confirmation control and the monitoring control over the validity of changes to trades were placed into operation in the fourth quarter of 2011, and their operational effectiveness has been tested for each month from November 2011 through February 2012. Before we confirm that the Confirmation and Reconciliation Controls are effective, we will perform additional testing of their operational effectiveness, and further refine them as appropriate.

In view of the progress that has been made through the date of this report, management believes that in the near future it will be able to determine that the Confirmation and Reconciliation Controls are operating effectively. Any such determination in the near future would be made on an interim basis, as management’s required annual assessment for 2012 will be made only after the end of the year. In addition, our auditor, Ernst & Young Ltd, will audit our internal controls over financial reporting as of 31 December 2012.

Financial information

Consolidated financial statements

Consolidated financial statements

Management’s Report on Internal Control over Financial Reporting

Management’s responsibility for internal control over financial reporting

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

Management is required to determine, as of the end of each fiscal year, whether UBS’s internal control over financial reporting was effective or whether there was a material weakness in such controls. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis.

Management’s assessment of internal control over financial reporting at 31 December 2011

Following the discovery in September 2011 of unauthorized and fictitious trading in our Global Synthetic Equity business unit in London, management determined that certain controls designed to prevent or detect the use of unauthorized and fictitious transactions on a timely basis were not operating effectively. Specifically (i) the control requiring bilateral confirmation with counter-parties of trades within our Investment Bank’s equities business with settlement dates of greater than 15 days after trade date was not operating, and when such trades were cancelled, re-booked or amended, the related monitoring control to ensure the validity of these changes ceased to operate effectively, and (ii) the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in our books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively.

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management concluded that the remediation of the material weakness in UBS’s internal control over financial reporting arising from the control deficiencies noted above was not yet complete, and accordingly assessed UBS’s internal control over financial reporting as ineffective, as of 31 December 2011.

The effectiveness of UBS’s internal control over financial reporting as of 31 December 2011 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing in pages 285 to 286 below, which, consistent with management’s assessment, expressed an adverse opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2011.

Financial information

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 13 March 2012

Report of independent registered public accounting firm on internal control over financial reporting

We have audited the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2011, based on criteria established in internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on internal Control Over Financial Reporting on page 284. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Financial information

Consolidated financial statements

2

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

We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG and its subsidiaries as of 31 December 2011 and 2010, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows and notes thereto for each of the three years in the period ended 31 December 2011. The material weakness described in the preceding paragraph was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2011 financial statements and this report does not affect our report dated 13 March 2012, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, UBS AG and its subsidiaries have not maintained effective internal control over financial reporting as of 31 December 2011, based on the COSO criteria.

Ernst & Young Ltd

Jonathan Bourne	Andreas Loetscher
Licensed Audit Expert	Licensed Audit Expert
(Auditor in Charge)

Financial information

Ernst & Young Ltd
Aeschengraben 9
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 13 March 2012

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of UBS AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2011 and 2010, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2011 on pages 289 to 410.

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

Consolidated financial statements

2

and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG and its subsidiaries at 31 December 2011 and 2010, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2011 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

Report on other legal and regulatory requirements

We confirm that we meet the Swiss legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exits, which has been designed for the preparation of consolidated financial statements in accordance with the instructions of the Board of Directors.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 13 March 2012 expressed an adverse opinion on the effectiveness of UBS AG and its subsidiaries’ internal control over financial reporting.

Ernst & Young Ltd

Jonathan Bourne	Andreas Loetscher
Licensed Audit Expert	Licensed Audit Expert
(Auditor in Charge)

Financial information

Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.11	31.12.10	31.12.09	31.12.10

Continuing operations

Interest income	3	17,969	18,872	23,461	(5)

Interest expense	3	(11,143)	(12,657)	(17,016)	(12)

Net interest income	3	6,826	6,215	6,446	10

Credit loss (expense) / recovery		(84)	(66)	(1,832)	27

Net interest income after credit loss expense		6,742	6,149	4,614	10

Net fee and commission income	4	15,236	17,160	17,712	(11)

Net trading income	3	4,343	7,471	(324)	(42)

Other income	5	1,467	1,214	599	21

Total operating income		27,789	31,994	22,601	(13)

Personnel expenses	6	15,591	16,920	16,543	(8)

General and administrative expenses	7	5,959	6,585	6,248	(10)

Depreciation of property and equipment	15	761	918	1,048	(17)

Impairment of goodwill	16	0	0	1,123

Amortization of intangible assets	16	127	117	200	9

Total operating expenses		22,439	24,539	25,162	(9)

Operating profit from continuing operations before tax		5,350	7,455	(2,561)	(28)

Tax expense / (benefit)	22	923	(381)	(443)

Net profit from continuing operations		4,426	7,836	(2,118)	(44)

Discontinued operations

Profit from discontinued operations before tax	36	0	2	(7)	(100)

Tax expense	22	0	0	0

Net profit from discontinued operations		0	2	(7)	(100)

Net profit		4,427	7,838	(2,125)	(44)

Net profit attributable to non-controlling interests		268	304	610	(12)

from continuing operations		268	303	600	(12)

from discontinued operations		0	1	10	(100)

Net profit attributable to UBS shareholders		4,159	7,534	(2,736)	(45)

from continuing operations		4,158	7,533	(2,719)	(45)

from discontinued operations		0	1	(17)	(100)

Earnings per share (CHF)

Basic earnings per share	8	1.10	1.99	(0.75)	(45)

from continuing operations		1.10	1.99	(0.74)	(45)

from discontinued operations		0.00	0.00	0.00

Diluted earnings per share	8	1.08	1.96	(0.75)	(45)

from continuing operations		1.08	1.96	(0.74)	(45)

from discontinued operations		0.00	0.00	0.00

Financial information

Consolidated financial statements

Statement of comprehensive income

	For the year ended
CHF million	31.12.11			31.12.10	31.12.09
	Total	UBS shareholders	Non-controlling interests
Net profit	4,427	4,159	268	7,838	(2,125)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	995	703	292	(951)[2]	(35)

Foreign exchange amounts reclassified to the income statement from equity	8	8		237	(259)

Income tax relating to foreign currency translation movements	(6)	(6)		121	22

Subtotal foreign currency translation movements, net of tax[1]	998	706	292	(593)[2]	(272)

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	1,458	1,458		(499)	157

Impairment charges reclassified to the income statement from equity	39	39		72	70

Realized gains reclassified to the income statement from equity	(950)	(950)		(357)	(147)

Realized losses reclassified to the income statement from equity	24	24		153	1

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(76)	(76)		13	(54)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax[1]	495	495		(618)	27

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	3,093	3,093		927	78

Net (gains) / losses reclassified to the income statement from equity	(1,140)	(1,140)		(1,108)	(756)

Income tax effects relating to cash flow hedges	(417)	(417)		38	257

Subtotal changes in fair value of derivative instruments designated as cash flow hedges[1]	1,537	1,537		(143)	(421)

Total other comprehensive income	3,030	2,737	292	(1,354)[2]	(667)

Total comprehensive income	7,457	6,896	560	6,484 [2]	(2,792)

Total comprehensive income attributable to non-controlling interests	560			609 [2]	484

Total comprehensive income attributable to UBS shareholders	6,896			5,875	(3,276)

1  Other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 909 million in 2010 and negative CHF 136 million in 2009. Other comprehensive income attributable to UBS shareholders related to financial investments available-for-sale was negative CHF 607 million in 2010 and positive CHF 17 million in 2009. Other comprehensive income related to cash flow hedges was attributable to UBS shareholders for all periods presented.  2   Presentational changes have been made to the prior period related to the redemption of preferred securities; refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information.

Financial information

Balance sheet
		% change from
CHF million	Note	31.12.11	31.12.10	31.12.09	31.12.10

Assets

Cash and balances with central banks		40,638	26,939	20,899	51

Due from banks	9a	23,218	17,133	16,804	36

Cash collateral on securities borrowed	10	58,763	62,454	63,507	(6)

Reverse repurchase agreements	10	213,501	142,790	116,689	50

Trading portfolio assets	11	181,525	228,815	232,258	(21)

of which: assets pledged as collateral		39,936	61,352	44,221	(35)

Positive replacement values	23	486,584	401,146	421,694	21

Cash collateral receivables on derivative instruments	10	41,322	38,071	53,774	9

Financial assets designated at fair value	12	10,336	8,504	10,223	22

Loans	9a	266,604	262,877	266,477	1

Financial investments available-for-sale	13	53,174	74,768	81,757	(29)

Accrued income and prepaid expenses		6,327	5,466	5,816	16

Investments in associates	14	795	790	870	1

Property and equipment	15	5,688	5,467	6,212	4

Goodwill and intangible assets	16	9,695	9,822	11,008	(1)

Deferred tax assets	22	8,526	9,522	8,868	(10)

Other assets	17	12,465	22,681	23,682	(45)

Total assets		1,419,162	1,317,247	1,340,538	8

Liabilities

Due to banks	18	30,201	41,490	31,922	(27)

Cash collateral on securities lent	10	8,136	6,651	7,995	22

Repurchase agreements	10	102,429	74,796	64,175	37

Trading portfolio liabilities	11	39,480	54,975	47,469	(28)

Negative replacement values	23	473,400	393,762	409,943	20

Cash collateral payables on derivative instruments	10	67,114	58,924	66,097	14

Financial liabilities designated at fair value	19	88,982	100,756	112,653	(12)

Due to customers	18	342,409	332,301	339,263	3

Accrued expenses and deferred income		6,850	7,738	8,689	(11)

Debt issued	19	140,617	130,271	131,352	8

Other liabilities	20, 21	61,692	63,719	72,344	(3)

Total liabilities		1,361,309	1,265,384	1,291,905	8

Equity

Share capital		383	383	356	0

Share premium		34,614	34,393	34,824	1

Treasury shares		(1,160)	(654)	(1,040)	77

Equity classified as obligation to purchase own shares		(39)	(54)	(2)	(28)

Retained earnings		23,603	19,444	11,910	21

Cumulative net income recognized directly in equity, net of tax		(3,955)	(6,693)	(5,034)	(41)

Equity attributable to UBS shareholders		53,447	46,820	41,013	14

Equity attributable to non-controlling interests		4,406	5,043	7,620	(13)

Total equity		57,852	51,863	48,633	12

Total liabilities and equity		1,419,162	1,317,247	1,340,538	8

Financial information

Consolidated financial statements

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance as of 1 January 2009	293	25,288	(3,156)	(46)

Change in accounting policy[1]

Issuance of share capital	63

Acquisition of treasury shares			(476)

Disposition of treasury shares			2,592

Treasury shares gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		(1,268)

Premium on shares issued and warrants exercised		10,599

Employee share and share option plans		291

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuances, net of tax		(87)

Dividends[2]

Equity classified as obligation to purchase own shares – movements				44

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance as of 31 December 2009	356	34,824	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,574)

Disposition of treasury shares			1,960

Treasury shares gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		(43)

Premium / (discount) on shares issued and warrants exercised		(27)

Employee share and share option plans		(104)

Tax benefits from deferred compensation awards		(8)

Transaction costs related to share issuances, net of tax		(113)

Dividends[2]

Equity classified as obligation to purchase own shares – movements				(52)

Preferred securities

New consolidations and other increases		(136)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance as of 31 December 2010	383	34,393	(654)	(54)

Issuance of share capital

Acquisition of treasury shares			(2,455)

Disposition of treasury shares			1,949

Treasury shares gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		188

Premium on shares issued and warrants exercised		10

Employee share and share option plans		19

Tax benefits from deferred compensation awards		9

Transaction costs related to share issuances, net of tax

Dividends[2]

Equity classified as obligation to purchase own shares – movements				15

Preferred securities

New consolidations and other increases		(5)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity

Balance as of 31 December 2011	383	34,614	(1,160)	(39)

1  In 2011, we adjusted the 2009 opening balance of retained earnings by a credit of CHF 159 million and foreign currency translation by a corresponding debit of CHF 159 million to reflect a change in accounting policy. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information.   2  Represents dividend payment obligations for preferred securities.   3  Presentational changes have been made to the prior period related to the redemption of preferred securities; refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information.

Financial information

Retained earnings	Foreign currency translation	Financial investments available-for-sale	Cash flow hedges	Total equity attributable to UBS shareholders	Non-controlling interests	Total equity
14,487	(6,309)	347	1,627	32,531	8,002	40,533

159	(159)			0		0

				63		63

				(476)		(476)

				2,592		2,592

				(1,268)		(1,268)

				10,599		10,599

				291		291

				1		1

				(87)		(87)

				0	(849)	(849)

				44		44

				0	(7)	(7)

				0	3	3

				0	(13)	(13)

(2,736)	(136)	17	(421)	(3,276)	484	(2,792)

11,910	(6,604)	364	1,206	41,013	7,620	48,633

				27		27

				(1,574)		(1,574)

				1,960		1,960

				(43)		(43)

				(27)		(27)

				(104)		(104)

				(8)		(8)

				(113)		(113)

				0	(305)	(305)

				(52)		(52)

				0	(2,622)[3]	(2,622)

				(136)	6	(130)

				0	(264)	(264)

7,534	(909)	(607)	(143)	5,875	609 [3]	6,484

19,444	(7,513)	(243)	1,063	46,820	5,043	51,863

				0		0

				(2,455)		(2,455)

				1,949		1,949

				188		188

				10		10

				19		19

				9		9

				0		0

				0	(269)	(269)

				15		15

				0	(882)	(882)

				(5)	1	(4)

				0	(47)	(47)

4,159	706	495	1,537	6,896	560	7,457

23,603	(6,807)	252	2,600	53,447	4,406	57,852

Financial information

Consolidated financial statements

Equity attributable to non-controlling interests
	For the year ended
CHF million	31.12.11	31.12.10		31.12.09

Preferred securities[1]

Balance at the beginning of the year	4,907	7,254		7,381

Redemptions[2]	(882)	(2,622)[4]		(7)

Foreign currency translation[3]	334	275	[4]	(120)

Balance at the end of the year	4,359	4,907		7,254

Other non-controlling interests at the end of the year	47	136		366

Total equity attributable to non-controlling interests	4,406	5,043		7,620

1  Increases and offsetting decreases due to dividends are excluded from this table.  2   Represents nominal amount translated at the historical currency exchange rate.   3  In 2011, foreign currency translation losses of CHF 121 million were offset by the derecognition of cumulative foreign currency translation losses of CHF 455 million related to the redemption of trust preferred securities, which represent the difference between the historical currency exchange rate at issuance and the currency exchange rate prevailing at the redemption date.  4  Presentational changes have been made to the prior period related to the redemption of preferred securities; refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information.

	For the year ended			% change from
Number of shares	31.12.11	31.12.10	31.12.09	31.12.10

Shares issued

Balance at the beginning of the year	3,830,840,513	3,558,112,753	2,932,580,549	8

Issuance of shares	1,281,386	272,727,760	625,532,204	(100)

Balance at the end of the year	3,832,121,899	3,830,840,513	3,558,112,753	0

Treasury shares

Balance at the beginning of the year	38,892,031	37,553,872	61,903,121	4

Acquisitions	155,636,639	105,824,816	33,566,097	47

Disposals	(109,573,119)	(104,486,657)	(57,915,346)	5

Balance at the end of the year	84,955,551	38,892,031	37,553,872	118

Conditional share capital

On 31 December 2011, 148,639,326 additional shares could have been issued to fund UBS’s employee share option programs. Further conditional capital of up to 100,000,000 shares was available in connection with an arrangement with the Swiss National Bank (SNB). The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement,

UBS granted warrants on shares to the SNB and these warrants become exercisable if the SNB incurs a loss on its loan to the SNB StabFund.

On 14 April 2010 the annual general meeting of UBS AG shareholders approved the creation of conditional capital to a maximum amount of 380,000,000 shares for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments. These positions are shown as conditional share capital in the UBS AG (Parent Bank) disclosure.

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09

Cash flow from / (used in) operating activities

Net profit	4,427	7,838	(2,125)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	761	918	1,048

Impairment of goodwill / amortization of intangible assets	127	117	1,323

Credit loss expense / (recovery)	84	66	1,832

Share of net profits of associates	(42)	(81)	(37)

Deferred tax expense /(benefit)	817	(605)	(960)

Net loss / (gain) from investing activities	(996)	(531)	425

Net loss / (gain) from financing activities	(5,856)	1,125	8,355

Net (increase) / decrease in operating assets:

Net due from / to banks	(14,296)	9,022	(41,766)

Reverse repurchase agreements and cash collateral on securities borrowed	(67,020)	(25,048)	162,822

Trading portfolio, net replacement values and financial assets designated at fair value	17,257	22,634	43,344

Loans/ due to customers	6,298	(3,429)	(316)

Accrued income, prepaid expenses and other assets	10,428	608	(4,208)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	29,119	9,277	(41,351)

Net cash collateral on derivative instruments	7,050	(988)	(11,916)

Accrued expenses, deferred income and other liabilities	(2,049)	(7,039)	(29,242)

Income taxes paid, net of refunds	(349)	(498)	(505)

Net cash flow from / (used in) operating activities	(14,241)	13,385	86,723

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(58)	(75)	(42)

Disposal of subsidiaries, associates and intangible assets	50	307	296

Purchase of property and equipment	(1,129)	(541)	(854)

Disposal of property and equipment	233	242	163

Net (investment in) / divestment of financial investments available-for-sale	20,281	4,164	(78,376)

Net cash flow from / (used in) investing activities	19,377	4,097	(78,812)

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	15,338	4,459	(60,040)

Net movements in treasury shares and own equity derivative activity	(1,885)	(1,456)	673

Capital issuance	0	(113)	3,726

Issuance of long-term debt, including financial liabilities designated at fair value	52,590	78,418	67,062

Repayment of long-term debt, including financial liabilities designated at fair value	(62,626)	(77,497)	(65,024)

Increase in non-controlling interests	1	6	3

Dividends paid to / decrease in non-controlling interests	(749)	(2,053)	(583)

Net cash flow from / (used in) financing activities	2,670	1,764	(54,183)

Effects of exchange rate differences	(2,129)	(12,181)	5,529

Net increase / (decrease) in cash and cash equivalents	5,678	7,066	(40,744)

Cash and cash equivalents at the beginning of the year	79,934	72,868	113,611

Cash and cash equivalents at the end of the year	85,612	79,934	72,868

Cash and cash equivalents comprise:[1]

Cash and balances with central banks	40,638	26,939	20,899

Money market paper[2]	3,900	17,110	6,327

Due from banks[3]	41,074	35,885	45,642

Total	85,612	79,934	72,868

1  In 2011, we have refined our definition of cash and cash equivalents. Prior periods have been adjusted accordingly. Refer to “Note 1 Summary of significant accounting policies” for more information.  2  Money market paper is included in the balance sheet under Trading portfolio assets (31 December 2011: CHF 1,783 million, 31 December 2010: CHF 11,750 million) and Financial investments available-for-sale (31 December 2011: CHF 2,117 million, 31 December 2010: CHF 5,360 million). CHF 0 million and CHF 9,941 million of money market paper was pledged as of 31 December 2011 and 31 December 2010, respectively.  3  Includes positions recognized in the balance sheet under Due from banks (31 December 2011: CHF 18,733 million, 31 December 2010: CHF 15,655 million) and Cash collateral receivables on derivative instruments with bank counterparties (31 December 2011: CHF 22,341 million, 31 December 2010: CHF 20,230 million, refer to Note 10).

Financial information

Consolidated financial statements

Statement of cash flows (continued)

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09

Additional information

Cash received as interest	16,669	17,344	23,844

Cash paid as interest	9,845	12,606	19,597

Cash received as dividends on equity investments (including associates)	1,343	1,395	1,090

Significant non-cash investing and financing activities

No significant items in 2011 and 2010.
	For the year ended
CHF million			31.12.09
Deconsolidation of UBS Pactual

Financial investments available-for-sale			14

Property and equipment			31

Goodwill and intangible assets			731

Debt issued			1,393

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including: advisory services, underwriting, financing, market-making, asset management and brokerage on a global level and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.

The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 13 March 2012, the consolidated financial statements were authorized for issue.1 Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Transactions and balances between Group companies are eliminated.

Disclosures incorporated in the “Risk, treasury and capital management” section which are part of these financial statements are marked as audited. These disclosures relate to requirements under IFRS 7 Financial Instruments: Disclosures and IAS 1 Presentation of Financial Statements and are not repeated in the “Financial information – consolidated financial statements” section.

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

3) Subsidiaries

The Financial Statements comprise those of the parent company (UBS AG) and its subsidiaries, including controlled special purpose entities (SPEs), presented as a single economic entity. UBS controls an entity when it has the power to govern the financial and operating policies of the entity. Generally this is indicated by a direct shareholding of more than one-half of the voting rights. Subsidiaries, including SPEs that are controlled by the Group, are consolidated from the date control is transferred to the Group and are deconsolidated from the date control ceases.

Equity attributable to non-controlling interests is presented on the consolidated balance sheet within equity, and is separate from equity attributable to UBS shareholders. Net profit attributable to non-controlling interests is shown separately in the income statement.

Special purpose entities

The Group sponsors the formation of SPEs for a variety of reasons in order to accomplish certain narrow and well-defined objectives. Many SPEs are established as bankruptcy remote, meaning that only the assets in the SPE are available for the benefit of the investors in the SPE and such investors have no other recourse to UBS. SPEs including trusts are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The following circumstances may indicate a relationship in which, in substance, UBS controls and consequently consolidates the SPE:

–	the activities of the SPE are being conducted on behalf of UBS according to its specific business needs so that UBS obtains benefits from the SPE’s operations;
–	UBS has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, through setting up an “autopilot” mechanism, UBS has delegated these decision-making powers;
–	UBS has rights to obtain the majority of the benefits of the SPE and, therefore, may be exposed to risks associated with the activities of the SPE; or
–	UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

SPEs that are established to facilitate clients holding investments are structures that allow one or more clients to invest in specific assets or risk and reward profiles. Typically, UBS will receive service and commission fees for the creation of the SPE, or for its services as investment manager, custodian or some other capacity. Some of these SPEs are single-investor or family trusts while others allow a large number of investors to invest in a diver-

1  The Board of Directors authorizes the issuance of the consolidated financial statements. On 8 March 2012 the Board convened to review and authorize the issuance of the consolidated financial statements, and delegated to the Chairman of the Audit Committee authority to give final approval based on whether or not an agreement in principle with a monoline insurer (then in the final stages of negotiation) would be signed. The agreement in principle was signed on 12 March 2012, and the consolidated financial statements were authorized for issuance on 13 March 2012. Refer to “Note 32 Events after the reporting period” for more information.

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

sified asset base through shares, notes or certificates. The majority of UBS’s SPEs created for client investment purposes are not consolidated. However, UBS will consolidate such SPEs when a control relationship exists, for example when UBS absorbs the majority of the risks and rewards, or when UBS has unilateral liquidation rights.

SPEs used for securitization are established when UBS sells assets to an SPE (for example, a portfolio of loans) or facilitates the purchase of assets on behalf of an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the risks and rewards of the assets in the SPE. UBS does not consolidate SPEs used for securitization if it has no control over the assets and if it no longer retains any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE, or the proceeds of their liquidation.

SPEs used for credit protection are established to allow UBS to sell to and purchase from one or more investors the credit risk on portfolios, which may or may not be held by UBS. UBS generally consolidates SPEs that are used for credit protection when, for instance, UBS receives benefits from funding or has unilateral liquidation rights.

Employee benefit trusts are used in connection with share-based payment arrangements and deferred compensation schemes. Such trusts are consolidated when the substance of the relationship between UBS and the entity indicates that the entity is controlled by UBS.

UBS continuously evaluates whether triggering events require the reconsideration of consolidation decisions that were made at inception of its involvement with any particular SPE. This is especially relevant for securitization vehicles. Triggering events are usually caused by restructuring, the vesting of potential rights and the acquisition, disposal or expiration of interests. SPEs may be consolidated or deconsolidated depending on the facts and circumstances of any change.

Business combinations

Following the adoption of IFRS 3 Business Combinations, business combinations completed after 31 December 2009 are accounted for using the acquisition method. As of the acquisition date UBS recognizes the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. For each business combination, UBS measures the non-controlling interests in the acquiree (being present ownership interests providing entitlement to a proportionate share of the net assets of the acquiree in the event of liquidation) either at fair value or at their proportionate share of the acquiree’s identifiable net assets.

The cost of an acquisition is the aggregate of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity instruments issued, measured at acquisition-date fair values. Acquisition-related costs are expensed as incurred. Any contingent consideration that may be transferred by UBS is recognized at fair value at the acquisition date. If the contingent consideration is classified as an asset or liability, subsequent changes in the fair value of the contingent consideration are recognized in the income statement. If the contingent consideration is classified as equity, it is not re-measured until it is finally settled.

Any excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed is considered goodwill and is recognized as a separate asset on the balance sheet, initially measured at cost. If the fair value of the net assets of the subsidiary acquired exceeds the aggregate of the consideration transferred and the amount recognized for non-controlling interests, the difference is recognized in the income statement on the acquisition date.

The accounting treatment for business combinations completed prior to 1 January 2010 differed primarily in the following respects:

–	Transaction costs directly attributable to the acquisition formed part of the acquisition costs.
–	Any non-controlling interest were measured as a proportion of the acquiree’s identifiable net assets.
–

Contingent consideration was recognized if, and only if, UBS had a present obligation, economic outflow was likely and a reliable estimate of the amount was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

4) Associates and jointly controlled entities

Investments in associates in which UBS has significant influence are accounted for under the equity method of accounting. Normally, significant influence is indicated when UBS owns more than 20% of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity). Interests in jointly controlled entities also are accounted for under the equity method of accounting. A jointly controlled entity is subject to a contractual agreement between UBS and one or more third parties, which establishes joint control over its economic activities. Interests in such entities are classified as Investments in associates on the balance sheet and for disclosure purposes.

If the reporting date of an associate or joint venture is different to UBS’s reporting date, the most recently available financial statements of the associate or joint venture are used to apply the equity method. Adjustments are made for effects of significant transactions or events that may occur between that date and the UBS reporting date.

Investments in associates and interests in jointly controlled entities are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see items 20) and 29).

Financial information

Note 1 Summary of significant accounting policies (continued)

5) Recognition and derecognition of financial instruments

UBS recognizes financial instruments on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.

UBS acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS’s financial statements, as they are not assets of UBS.

Financial assets

UBS enters into certain transactions where it transfers financial assets recognized on its balance sheet but retains either all or a portion of the risks and rewards of the transferred financial assets. If all or substantially all risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transactions where transfers of financial assets result in UBS retaining all or substantially all risks and rewards include securities lending and repurchase transactions described under items 13) and 14). They also include transactions where financial assets are sold to a third party together with a total return swap that results in UBS retaining all or substantially all the risks and rewards of the transferred assets. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all of the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the financial asset if control over the asset is lost. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, respectively. In transfers where control over the financial asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset. Examples of such transactions include written put options, acquired call options, or other instruments linked to the performance of the asset.

Financial liabilities

UBS removes a financial liability from its balance sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. Any difference in the respective carrying amounts is recognized in the income statement.

6) Determination of fair value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction. Determining fair value is considered a significant accounting policy for the Group and further details are disclosed in Note 26.

7) Trading portfolio assets and liabilities

Non-derivative financial assets and liabilities are classified at acquisition as held for trading and presented in the trading portfolio if they are (a) acquired or incurred principally for the purpose of selling or repurchasing in the near term; or (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments which are considered derivatives in their entirety generally are presented on the balance sheet as Positive replacement values or Negative replacement values (see item 15)). The trading portfolio includes recognized assets and liabilities relating to proprietary, hedging and client related business (refer to Note 11 for more details).

Trading portfolio assets include debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans); equity instruments, assets held under unit-linked contracts and precious metals and other commodities owned by the Group (“long” positions). Trading portfolio liabilities include obligations to deliver financial instruments such as debt and equity instruments which the Group has sold to third parties, but does not own (“short” positions).

Assets and liabilities in the trading portfolio are measured at fair value. Gains and losses realized on disposal or redemption of these assets and liabilities and unrealized gains and losses from changes in the fair value of these assets and liabilities are reported as Net trading income. Interest and dividend income and expense on these assets and liabilities are included in Interest and dividend income or Interest and dividend expense.

    The Group uses settlement date accounting when recognizing assets and liabilities in the trading portfolio. From the date a purchase transaction is entered into (trade date) until settlement date, UBS recognizes any unrealized profits and losses arising from re-measuring the transaction to fair value in Net trading income. The corresponding receivable or payable is presented on the balance sheet as a Positive replacement value or Negative replacement value, respectively. On settlement date, the resulting financial asset is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. From the trade date of a sales transaction, unrealized profits and losses are no longer recognized and the asset is derecognized on settlement date.

Trading portfolio assets transferred to external parties that do not qualify for derecognition (see item 5)) and where the transferee has obtained the right to sell or re-pledge the assets are

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

classified on the UBS balance sheet as Trading portfolio assets and identified as Trading portfolio assets pledged as collateral. Such assets continue to be measured at fair value.

8) Financial assets and Financial liabilities designated at fair value through profit or loss (“Fair Value Option”)

A financial instrument may only be designated at fair value through profit or loss at inception and this designation cannot be changed subsequently. Financial assets (refer to Note 12) and financial liabilities (refer to Note 19) designated at fair value are presented on separate lines on the face of the balance sheet. There are restrictions as to when the fair value option can be applied. The conditions for applying the fair value option are met when:

–	the financial instrument is a hybrid instrument which includes an embedded derivative; or
–	the financial instrument is part of a portfolio which is risk managed on a fair value basis and reported to senior management on that basis; or
–	the application of the fair value option reduces or eliminates an accounting mismatch that would otherwise arise.

UBS has used the fair value option to designate most of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives or are managed on a fair value basis, predominantly as follows:

–	Credit-linked bonds or notes: linked to the performance (coupon and / or redemption amount) of single names (such as a company or a country) or a basket of reference entities
–	Equity-linked bonds or notes: linked to a single stock, a basket of stocks or an equity index
–	Rates-linked bonds or notes: linked to a reference interest rate, interest rate spread or formula

The fair value option is also applied to certain loans and loan commitments which are hedged predominantly with credit derivatives. The application of the fair value option to these instruments reduces an accounting mismatch, as the credit derivatives are accounted for as derivative instruments at fair value through profit or loss.

UBS has also applied the fair value option to certain structured loans and reverse repurchase and securities borrowing agreements which are part of portfolios managed on a fair value basis, and to assets held to hedge deferred cash-settled employee compensation awards, in order to reduce an accounting mismatch.

    Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income. Interest income and interest expense on financial assets and liabilities designated at fair value through profit or loss are recognized in Interest income on financial assets designated at fair value or Interest expense on financial liabilities designated at fair value (refer to Note 3).

UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as to financial instruments in the trading portfolio (refer to items 5) and 7)).

9) Financial investments available-for-sale

Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis.

Financial investments available-for-sale include debt securities held as part of the liquidity reserve (mainly issued by government and government-controlled institutions); strategic equity investments; certain investments in real estate funds; certain equity instruments, including private equity investments; and debt instruments and non-performing loans acquired in the secondary market.

Financial investments available-for-sale are recognized initially at fair value less direct transaction costs and are measured subsequently at fair value. Unrealized gains or losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. Unrealized gains or losses before tax are presented separately in Note 13. For monetary instruments (such as debt securities) foreign exchange translation gains and losses determined by reference to the instrument’s amortized cost basis are recognized in Net trading income. Foreign exchange translation gains and losses related to other changes in fair value are recognized in Other comprehensive income. Foreign exchange translation gains or losses associated with non-monetary instruments (such as equity securities) are part of the overall fair value change of the assets and are recognized directly in Other comprehensive income. On disposal of an investment, any related accumulated unrealized gains or losses included in Equity are transferred to the income statement and reported in Other income; gains and losses on disposal are determined using the average cost method. Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale; interest income is determined by reference to the instrument’s amortized cost basis using the effective interest rate.

    At each balance sheet date, UBS assesses whether there are indicators of impairment of an available-for-sale investment. An available-for-sale investment is impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the investment, the estimated future cash flows from the investment have decreased. For equity investments, a significant or prolonged decline in fair value below the original cost (e.g. 20% or six months) can be considered as an objective evidence of impairment. For debt investments, objective evidence of impairment includes significant financial difficulty for the issuer or counterparty; default or delinquency in interest or principal payments; or probability that the borrower will enter bankruptcy or financial re-organization. If a financial investment

Financial information

Note 1 Summary of significant accounting policies (continued)

available-for-sale is determined to be impaired, the related cumulative net unrealized loss previously recognized in Equity is included in the income statement within Other income. For equity instruments, any further loss is recognized directly in the income statement, whereas for debt instruments, any further loss is recognized in the income statement if there is additional objective evidence of impairment. After the recognition of an impairment on a financial investment available-for-sale, increases in the fair value of equity instruments are reported in Equity and increases in the fair value of debt instruments up to amortized cost in original currency are recognized in Other income, provided that the fair value increase is related to an event occurring after the impairment loss was recorded.

UBS applies the same recognition and derecognition principles to financial assets available-for-sale as to financial instruments in the trading portfolio (refer to items 5) and 7)), except that unrealized gains or losses between trade date and settlement date are recognized in Equity rather than the income statement.

10) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not classified as held-for-trading, not designated as at fair value through profit and loss or available-for-sale, and are not assets for which the Group may not recover substantially all of its initial net investment, other than because of a credit deterioration. Financial assets classified as Loans and receivables include:

–	originated loans where funding is provided directly to the borrower; participation in a loan from another lender and purchased loans;
–	securities which are classified as loans and receivables at acquisition date, such as auction rate securities;
–	securities previously in the trading portfolio and reclassified to loans receivables (refer to Note 28b);
–	loans such as leverage finance loans previously in the trading portfolio and reclassified (refer to Note 28b).

For an overview of financial assets accounted for as loans and receivables, refer to the measurement category Financial assets at amortized cost presented in Note 28.

    Loans and receivables are recognized when funding is advanced to borrowers. They are recorded initially at fair value, based on the amount given to originate or purchase the loan, together with any direct transaction costs. Subsequently they are measured at amortized cost using the effective interest rate (EIR) method. Interest on loans and receivables is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, refinancing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the EIR method. Where no loan is expected to or is advanced, any fees are recognized as follows: For loan commitments that are not expected to result in a loan being advanced, the fees are recognized in Credit-related fees and commissions over the commitment period. For loan syndication fees where UBS does not retain a portion of the syndicated loan, fees are credited to Commission income from other services when the services have been provided.

Financial assets reclassified to loans and receivables

When a financial asset is reclassified from held for trading to loans and receivables, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis going forward. In 2008 and 2009 UBS determined that certain financial assets classified as held for trading were no longer held for the purpose of selling or repurchasing in the near term and that the Group had the intention and ability to hold these assets for the foreseeable future, considered to be a period of approximately twelve months from the reclassification. Therefore, these assets were reclassified from held for trading to loans and receivables. (Refer to Note 28b and Notes 9a and 9b).

Renegotiated loans

Subject to assessment on a case-by-case basis, UBS may restructure a loan, or take possession of collateral. Restructuring may involve extending the payment arrangements or agreeing to new loan conditions. Once the terms have been renegotiated, any impairment is measured using the EIR as calculated before the modification of terms. Because the terms and conditions of the loan were renegotiated the loan is not considered as past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to impairment assessment, calculated using the loan’s original EIR. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

11) Allowances and provisions for credit losses

An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due (or the equivalent value) on a claim according to the original contractual terms (refer to Note 9b). A “claim” means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, or another similar instrument. Objective evidence of impairment includes significant financial difficulty for the issuer or counterparty; default or delinquency in interest or principal payments; or probability that the borrower will enter bankruptcy or financial reorganization.

An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet. For an off-balance sheet item, such as a commitment, a provision for credit loss is

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

reported in Other liabilities. Additions to allowances and provisions for credit losses are recognized as a Credit loss expense.

Allowances and provisions for credit losses are evaluated at a counterparty-specific level and collectively based on the following principles:

Counterparty-specific: A claim is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due (or the equivalent value) according to the original contractual terms. Individual credit exposures are evaluated based on the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral. The estimated recoverable amount is the present value, using the loan’s original EIR, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount. Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as Interest income.

Generally all impaired claims are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared with prior estimates result in a change in the allowance for credit losses and are charged or credited to Credit loss expense/recovery. An allowance for impairment is reversed only when the credit quality has improved to such an extent that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim, or the equivalent value. A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses or, if no allowance has been established previously, directly to Credit loss expense/recovery. Recoveries, in part or in full, of amounts previously written off are credited to Credit loss expense/recovery.

A restructuring of a financial asset could result in the original loan being derecognized and a new loan being recognized. The new loan is measured at fair value at initial recognition. Any allowance taken against the original loan is removed and recognized as a write-off. If the rights existing prior to the restructuring have not been legally waived, the original gross counterparty exposure still exists, although a new loan has been recognized.

A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments or the liquidation of collateral; insolvency proceedings have commenced against the firm; or obligations have been restructured on concessionary terms. Loans in arrears for 90 days are evaluated individually for impairment; however, an impairment analysis may occur sooner if other objective evidence indicates that a loan may be impaired.

Collectively: All loans for which no impairment is identified at a counterparty-specific level are grouped on the basis of the bank’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors, to collectively assess whether impairment exists within a portfolio. Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions of the group of financial assets on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently in the portfolio. Estimates of changes in future cash flows for the group of financial assets reflect, and are directionally consistent with, changes in related observable data from year to year. The methodology and assumptions used for estimating future cash flows for the group of financial assets are reviewed regularly to reduce any differences between loss estimated and actual loss experience. Allowances from collective assessment of impairment are recognized as Credit loss expense/recovery and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms. If objective evidence becomes available that indicates that an individual financial asset is impaired, it is removed from the group of financial assets assessed for impairment on a collective basis and is assessed separately as a counterparty-specific claim.

Reclassified securities and acquired securities carried at amortized cost: Estimated cash flows associated with financial assets reclassified from the held for trading to loans and receivables in accordance with the requirements in item 10 above and other similar assets acquired subsequently, are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in profit or loss as credit loss expenses. For reclassified securities, increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the EIR on the loan from the date of change (refer to Notes 9a, 9b and 28b).

12) Securitization structures set up by UBS

UBS securitizes various financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. UBS applies the policies set out in item 3) in determining whether the respective special purpose entity must be consolidated and those set out in item 5) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to transfers of financial assets, which qualify for derecognition.

Financial information

Note 1 Summary of significant accounting policies (continued)

Gains or losses related to the sale of financial assets involving a securitization are generally recognized when the derecognition criteria are satisfied and are classified in Net trading income.

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

UBS acts as structurer and placement agent in various mortgage-backed securities (MBS) and other asset-backed securities (ABS) securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of customers during the period prior to securitization. UBS then typically sells the collateral into designated trusts upon closing of the securitization. In other securitizations, UBS may only provide financing to a designated trust in order to fund the purchase of collateral by the trust prior to securitization. UBS underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained interests, but for some interests substantially no observable information is available.

13) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically lends or borrows equity and debt securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

    Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent) and cash collateral delivered is derecognized and a corresponding receivable reflecting UBS’s right to receive it back is recorded (Cash collateral on securities borrowed). The securities which have been transferred are not recognized on or derecognized from the balance sheet unless the risks and rewards of ownership are also transferred (see item 5). In those transactions where UBS transfers owned securities and where the borrower is granted the right to sell or re-pledge the transferred securities, the securities are pre-

sented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral. Securities received in a borrowing transaction are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with additional disclosure for securities that UBS has actually re-sold or re-pledged (see Note 24). The sale of securities received in a borrowing or lending transaction generally triggers the recognition of a trading liability (short sale).

Interest receivable or payable for financing transactions is recognized in the income statement on an accrual basis and is recorded as Interest income or Interest expense.

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

In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive the cash back. In a repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or transferred. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or re-pledge them, the securities are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral. Securities received in reverse repurchase agreements are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with additional disclosure for securities that UBS has actually resold or re-pledged (see Note 24). Additionally, the sale of securities received in reverse repurchase transactions generally triggers the recognition of a trading liability (short sale).

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.

The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

and Central Securities Depository (CSD) in accordance with the relevant accounting requirements.

15) Derivative instruments and hedge accounting

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are remeasured subsequently to fair value. The method of recognizing fair value gains or losses depends on whether derivatives are held for trading or are designated and effective as hedging instruments. If designated as hedging instruments, the method of recognizing gains or losses depends on the nature of the risk being hedged.

Derivative instruments are generally reported on the balance sheet as Positive replacement values or Negative replacement values. Derivative instruments that trade on an exchange or through a clearing house are generally classified as Cash collateral receivables or payables on derivative instruments. They are not classified within replacement values because the change in fair value of these instruments is economically settled each day through the cash payment of variation margin. Products that receive this treatment are futures contracts, 100% daily margined exchange traded options, interest rate swaps transacted with the London Clearing House and certain credit derivative contracts. Changes in the fair values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

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

    At the time a financial instrument is designated in a hedge relationship, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with designated risk of the hedged items. UBS regards a hedge as highly effective if the following criteria are met: a) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and b) actual results of the hedge are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. The Group discontinues hedge accounting voluntarily or when it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when a forecast transaction is no longer deemed highly probable.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes (or expected changes) in the present value of future cash flows of the hedged item. Such ineffectiveness is recorded in current period earnings in Net trading income. Interest income and expense on derivatives designated as hedging instruments in effective hedge relationships is included in Net interest income.

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the carrying value of the hedged item. For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected in a separate line within Other assets or Other liabilities. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”) is amortized to the income statement over the remaining term until maturity.

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

    If a cash flow hedge for a forecasted transaction is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Equity remains there until the committed or forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the deferred gain or loss is transferred immediately to profit or loss.

Financial information

Note 1 Summary of significant accounting policies (continued)

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses associated with the entity recognized directly in Equity is reclassified to the income statement.

Economic hedges which do not qualify for hedge accounting

Derivative instruments which are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i.e., realized and unrealized gains and losses are recognized in Net trading income except that, in certain cases, the forward points on short duration foreign exchange contracts are reported in Net interest income. Refer to Note 23 for more information on “economic hedges”.

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

Loan commitments that can be cancelled by UBS at any time (without giving a reason) according to their general terms and conditions, are not recognized on the balance sheet and are not included in the off balance sheet disclosures. Upon a loan draw-down by the counterparty, the amount of the loan is accounted for in accordance with Loans and receivables (refer to item 10)).

Irrevocable loan commitments (where UBS has no right to withdraw the loan commitment once communicated to the beneficiary, or which are revocable only due to automatic cancellation upon deterioration in a borrower’s creditworthiness) are classified into the following categories:

–

Derivative loan commitments (loan commitments that can be settled net in cash or by delivering or issuing another financial instrument), or if there is evidence that UBS is selling similar loans resulting from its loan commitments before or shortly after origination (refer to item 15).

–	Loan commitments designated at fair value through profit and loss (“Fair value option”) (refer to item 8).
–

All other loan commitments, which are not recorded in the balance sheet. However, a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made (refer to item 27). Other loan commitments include irrevocable forward starting reverse repurchase and irrevocable securities borrowing agreements. Any increase in the liability relating to these other loan commitments is recorded in the income statement in Credit loss expense/ recovery.

17) Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. UBS issues such financial guarantees to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

Certain written financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss (refer to item 8). Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the best estimate of the expenditure required to settle the financial obligation at the balance sheet date. Any increase in the liability relating to guarantees is recorded in the income statement in Credit loss expense /recovery.

18) Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less including cash, money market paper and balances with central and other banks. Refer to Note 1b for more information on our definition of cash and cash equivalents.

19) Physical commodities

Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and rec-

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

ognized within the Trading portfolio assets. Changes in fair value less costs to sell are recorded in Net trading income.

20) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT hardware, externally purchased and internally developed software and communication and other similar equipment. With the exception of investment properties, Property and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses, and is reviewed periodically for impairment. The useful lives of property and equipment are estimated on the basis of the economic utilization of the asset.

Classification of own-used property

Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and/or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rental income or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used property unless the portion used by the Group is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage. When the use of a property changes from own-used to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in profit or loss to the extent that it reverses a previous impairment loss on the specific property, with any remaining gain recognized in other comprehensive income and presented in the revaluation reserve in equity. Any loss is recognized immediately in profit or loss.

Investment property

Investment property is carried at fair value with changes in fair value recognized in the income statement in Other income in the period of change. UBS uses its internal real estate experts to determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions. When the use of a property changes such that it is reclassified as own-used property, its fair value at the date of reclassification becomes its cost for subsequent accounting.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. If required, the present value of estimated reinstatement costs to bring a leased property back into its original condition at the end of the lease, is capitalized as part of total leasehold improvements with a corresponding liability recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful lives.

Property held for sale

Where UBS has decided to sell non-current assets such as property or equipment and the sale of these assets is highly probable to happen within 12 months, these assets are classified as non-current assets held for sale and are recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less cost to sell.

Software

Software development costs are capitalized when we are able to assess how a program generates future economic benefits for UBS, determine the period over which these economic benefits will accrue to UBS and track those costs that can be capitalized to determine a reliable measurement. Internally generated software that meets these criteria and purchased software are classified within IT, software and communication.

Estimated useful life of property and equipment

Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term,
but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT hardware, software and communication	Not exceeding 5 years

21) Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized; it is tested annually for impairment and, additionally, when a reasonable indication of impairment exists. For the purpose of testing goodwill for impairment, UBS considers the segments as reported in Note 2a Segment reporting as separate cash-generating units, since this is the level at which the performance of investments is reviewed and assessed by management. The recoverable amount of a segment is determined on the basis of its value in use. Refer to Note 16 for details.

    Intangible assets comprise separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at

Financial information

Note 1 Summary of significant accounting policies (continued)

cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straightline method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. Generally, all identified intangible assets of UBS have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Intangible assets are classified into two categories: a) infrastructure, and b) customer relationships, contractual rights and other. Infrastructure consists of an intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Customer relationships, contractual rights and other includes mainly intangible assets for client relationships, non-compete agreements, favorable contracts, trademarks and trade names acquired in business combinations.

22) Income taxes

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

23) Debt issued

Debt issued is carried at amortized cost. In cases where, as part of the Group’s asset and liability management activity, fair value hedge accounting is applied to fixed-rate debt instruments carried at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure – refer to item 15) for further details on hedge accounting. Generally, structured notes issued are designated at fair value through profit or loss using the fair value option, on the basis that they are managed on a fair value basis and/or that the structured notes contain an embedded derivative – refer to item 8) for further details on the fair value option. The fair value option is not applied to certain structured notes that contain embedded derivatives that reference foreign exchange rates and precious metal prices. For these instruments, the embedded derivative component is measured on a fair value basis and the related underlying debt host component is measured on an amortized cost basis, with both components presented together within Debt issued.

All debt issued and then repurchased by UBS in relation to market making or other activities is treated as redeemed. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond is lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt. Interest expense on debt instruments measured at amortized cost is included in Interest on debt issued. Refer to Note 19 for further details on debt issued.

24) Pension and other post-employment benefit plans

UBS sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution plans, and other post-retirement benefits such as medical and life insurance benefits.

Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

    The defined benefit liability recognized in the balance sheet is the present value of the defined obligation at the balance sheet date less the fair value of the plan assets at the balance sheet date, together with adjustments for any unrecognized actuarial gains and losses and unrecognized past service cost. If the defined benefit liability is negative (i.e., a defined benefit asset), measurement of the asset is limited to the lower of a) the defined benefit asset and b) the total of any cumulative unrecog-

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

nized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligation and the related current service cost and, where applicable, past service cost. These amounts are calculated annually by independent actuaries. The principal actuarial assumptions used are set out in Note 29.

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

Defined contribution plans

A defined contribution plan is a pension plan under which UBS pays fixed contributions into a separate entity. UBS has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. UBS’s contributions are expensed when the employees have rendered services in exchange for such contributions; this is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Other post-retirement benefits

UBS also provides post-retirement medical and life insurance benefits to certain retirees in the US and the UK. The expected costs of these benefits are recognized over the period of employment using the same accounting methodology used for defined benefit pension plans.

25) Equity participation and other compensation plans

Equity participation plans

UBS has established several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans. UBS’s equity participation plans include mandatory, discretionary, and voluntary plans. UBS recognizes the fair value of share, option and SAR awards, determined at the date of grant, as compensation expense over the period that the employee is required to provide services in order to earn the award.

Awards that do not require the employee to provide future service to become entitled to the award, such as those granted to retirement eligible employees, are considered vested at the grant date. Compensation expense is fully recognized on the grant date or in a period prior to the grant date if the bank can substantiate that the award is attributable to past service and the amount of the award can be reasonably and reliably estimated. Such awards remain forfeitable until the legal vesting date if certain conditions are not met. Forfeiture events occurring after the grant date do not result in a reversal of compensation expense because the related services have been received.

Plans containing vesting conditions have either a tiered vesting structure, which vest in increments over a specified period or a cliff vesting structure, which vest at the end of a specified period. Compensation expense is recognized on a tiered basis for awards that have a tier vesting structure and on a straight-line basis for awards with a cliff vesting structure. Plans may contain provisions that shorten the required service period due to achievement of retirement eligibility or upon termination due to redundancy. In such instances, UBS recognizes compensation expense over the period from grant to the retirement eligibility or redundancy date. Forfeiture of these awards that occur during the service period results in a reversal of compensation expense.

Equity-settled awards are classified as equity instruments. The fair value of an equity-settled award is determined at the date of grant and is not subsequently remeasured, unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.

Cash-settled awards are classified as liabilities and remeasured to fair value at each balance sheet date as long as the award is outstanding. Decreases in fair value reduce compensation expense and, on a cumulative basis, no compensation expense is recognized for awards that expire worthless or remain unexercised.

Details of the determination of fair value of equity participation plans are disclosed in Note 30d).

Other compensation plans

UBS has established other fixed and variable deferred compensation plans, the value of which is not linked to UBS’s own equity. UBS’s deferred cash compensation plans are either mandatory or discretionary plans. Deferred compensation plans include awards based on a notional cash amount, where ultimate payout is fixed or may vary based on achievement of performance conditions. UBS recognizes compensation expense over the period that the employee is required to provide services in order to earn the award. The amount recognized during the service period is based on an estimate of the amount the bank expects to pay-out under the plan, such that cumulative expense recognized ultimately equals the cash distributed to employees. UBS also awards de-

Financial information

Note 1 Summary of significant accounting policies (continued)

ferred compensation plans in the form of alternative investment vehicles (AIVs). The grant date fair value for AIVs is based on the fair value on the grant date of the underlying assets (i.e., money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds) and is subsequently marked to market at each reporting date until the award is distributed. Forfeiture of these awards results in the reversal of expense. Refer to Note 30 for further details on equity participation and other compensation plans.

26) Amounts due under unit-linked investment contracts

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

27) Provisions

Provisions are recognized when UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle or discharge the obligation and the amount can be reliably estimated. Provisions for restructuring are recognized when UBS has approved a detailed and formal restructuring plan and also has raised a valid expectation of the restructuring, either through commencement of the plan or announcements to the affected employees.

When a provision is recognized, its amount needs to be estimated as the exact amount of the obligation is generally unknown. The estimate is based on all available information and reflects the amount that in management’s opinion represents the best estimate of the expenditure required to settle or discharge the obligation. UBS revises existing provisions up or down as soon as it is able to quantify the amounts more accurately. If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to settle or discharge the obligation, using a rate that reflects the current market assessments of the time value of money and the risks specific to the obligation.

    The majority of UBS’s provisions relate to operational risks, litigation and regulatory matters, restructuring costs and provisions for loan commitments and guarantees. Provisions are reflected under Other liabilities on the balance sheet. A provision is not recognized, but a contingent liability is disclosed, when it has yet to be confirmed whether UBS has a present obligation as a result of past events; when it is not probable that an outflow of resources will be required to settle or discharge a present obligation, or when a sufficiently reliable estimate of the amount of the obligation cannot be made. Refer to Note 21.

28) Equity, treasury shares and contracts on UBS AG shares

Transaction costs related to share issuances

Incremental transaction costs directly attributable to the issue of new shares or contracts with mandatory gross physical settlement classified as equity instruments are recognized in Equity as “Transaction costs related to share issuances, net of tax” and are deducted from Equity.

Non-controlling interests

Net profit and Equity are presented including non-controlling interests. Net profit is split into Net profit attributable to UBS shareholders and Net profit attributable to non-controlling interests. Equity is split into Equity attributable to UBS shareholders and Equity attributable to non-controlling interests.

UBS AG shares held (“treasury shares”)

UBS AG shares held by the Group are presented in Equity as Treasury shares at their acquisition cost which includes transaction costs. Treasury shares are deducted from Equity until they are cancelled or reissued. The difference between the proceeds from sales of Treasury shares and their weighted average cost (net of tax, if any) is reported as Share premium.

Contracts with net cash settlement or net cash settlement option

Contracts on UBS AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option which includes a choice of settling net in cash, are classified as trading instruments, with changes in fair value reported in the income statement as Net trading income.

Contracts with mandatory gross physical settlement (except for written put options and forward share purchase contracts)

Contracts that require gross physical settlement in UBS AG shares are presented in Equity as Share premium (provided a fixed amount of shares is exchanged against a fixed amount of cash or another financial asset) and accounted for at cost, which is added to or deducted from Equity as appropriate. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) is reported as Share premium.

Written put options and forward share purchase contracts with gross physical settlement

Written put options and forward share purchase contracts with gross physical settlement, including contracts where gross physical settlement is a settlement alternative, result in the recognition of a financial liability booked against Equity. At the inception of the contract, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity and recognized as a liability. The liability is subsequently accreted, using the EIR method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

the contract, the liability is derecognized, and the amount of equity originally recognized as a liability is reclassified within Equity to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

Trust preferred securities issued

UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are subordinated to the full prior payment of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are held by third parties and treated as non-controlling interests in UBS’s consolidated financial statements. Once a coupon payment becomes mandatory, i.e., when it is triggered by a contractually defined event, the full dividend payment obligation on these trust preferred securities issued is reclassified from Equity to a corresponding liability. In the income statement the full dividend payment is reclassified from Net profit attributable to UBS shareholders to Net profit attributable to non-controlling interests at that time.

29) Discontinued operations and non-current assets held for sale

UBS classifies individual non-current non-financial assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a plan to sell such assets and must be actively looking for a buyer. Furthermore, the assets must be actively marketed at a reasonable sales price in relation to their fair value and the sale must be expected to be completed within one year. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and are presented in Other assets and Other liabilities (see Notes 17 and 20). Non-current assets and liabilities of subsidiaries are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

    UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or c) is a subsidiary acquired exclusively with a view to resale (e.g. certain private equity investments). Net profit from discontinued operations includes the net total of operating profit and loss before tax from discontinued operations (including net gain or loss on sale before tax or measurement to fair value less costs to sell) and discontinued operations tax expense. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement. Refer to Note 36 for further details.

30) Leasing

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

Lease contracts classified as operating leases where UBS is the lessee are disclosed in Note 25. These contracts include non-cancellable long-term leases of office buildings in most UBS locations. Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.

Certain arrangements do not take the legal form of a lease but convey a right to use an asset in return for a payment or series of payments. For such arrangements, UBS determines at inception date of the arrangement whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets. If the arrangement conveys a right to use the asset, the arrangement is accounted for as a lease.

When UBS enters into contractual arrangements which are not considered leases in their entirety, but which include lease elements, then the general lease requirements are applied to the lease element of the arrangement.

Lease contracts classified as operating leases where UBS is the lessor, and finance lease contracts where UBS is the lessor or the lessee, are not material.

    UBS recognizes provisions for premises leases if the unavoidable costs of a contract exceed the benefits to be received under it (onerous lease contracts). This may occur, for instance, when a significant portion of a rental space is expected to be vacant for an extended period.

31) Fee income

UBS earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories:

Financial information

Note 1 Summary of significant accounting policies (continued)

fees earned from services that are provided over a certain period of time and fees earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period, with the exception of performance-linked fees or fee components with specific performance criteria, which are recognized when the performance criteria are fulfilled. Fees earned from providing transaction-type services are recognized when the service has been completed. Loan commitment fees on lending arrangements are deferred until the loan is drawn down and are then recognized as an adjustment to the effective yield over the life of the loan. If the commitment expires and the loan is not drawn down, the fees are recognized as revenue when the commitment expires.

The following fee income is earned predominantly from services that are provided over a period of time: investment fund fees, portfolio management and advisory fees, insurance-related fees and credit-related fees. Fees earned predominantly from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

32) Foreign currency translation

Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all assets and liabilities denominated in foreign currency, except for non-monetary items, are translated using the closing exchange rate. Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Generally, resulting foreign exchange differences are recognized in Net trading income. Foreign exchange differences from non-monetary financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired, unless the non-monetary financial investment is subject to a fair value hedge of foreign exchange risk, in which case changes in fair value attributable to the hedged risk are reported in Net trading income.

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

    When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in Foreign currency translation within Equity related to that foreign operation attributable to UBS is reclassified to profit or loss as part of the gain or loss on disposal. When UBS disposes of a portion of its interest in a subsidiary that includes a foreign operation without losing control, the related portion of the cumulative currency translation balance is reattributed to non-controlling interests. When UBS disposes of a portion of its investment in an associate or joint venture that includes a foreign operation while retaining signif-

icant influence or joint control, the related portion of the cumulative currency translation balance is reclassified to profit or loss.

33) Earnings per share (EPS)

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

34) Segment reporting

UBS’s businesses are organized on a worldwide basis into four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank, supported by the Corporate Center.

For the purpose of segment reporting, the business division Wealth Management & Swiss Bank is split into two separate reportable segments, namely; Wealth Management and Retail & Corporate. The five reportable segments, together with the Corporate Center, reflect the internal management structure and responsibilities. Financial information about the five reportable segments and the Corporate Center is presented separately in the internal management report to the Group Executive Board (considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments).

    The Corporate Center is not considered an operating segment under IFRS 8 Operating Segments. It includes predominantly the results of treasury activities, e.g., from the management of structural foreign exchange risks and interest rate risks, residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, other costs related to organizational management, as well as a limited number of specifically defined items. These items include UBS’s option to acquire the SNB StabFund’s equity and expenses such as capital taxes. As the Corporate Center agrees flat fees to be charged to the business divisions, adjusted on a periodic basis, there will be differences between actual costs incurred and those recharged. All other costs incurred by the Corporate Center related to shared services and control functions like risk control, finance, legal and compliance, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers are charged out to the reportable segments based on internal accounting policies. The costs of shared services and control functions managed by the Corporate Center are allocated to the direct cost lines of personnel expenses, general and administrative expenses and depreciation in the respective reportable segment income statements, based on in-

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

ternally determined allocations. UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in the reportable segment performances.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments. Due to the present arrangement of revenue-sharing agreements, the total inter-segment revenues for UBS are not considered material.

Net interest income is allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with the treasury departments located in each business division. The treasury departments are supported by Group Treasury in the Corporate Center, with the net margin reflected in the results of each reportable segment. The Corporate Center transfers interest income earned from managing UBS’s consolidated equity back to the reportable segments based on average attributed equity.

Commissions are credited to the reportable segments based on the corresponding client relationship. Revenue-sharing agree-

ments are used for the allocation of customer revenues where several reportable segments are involved in the value-creation chain.

In line with internal management reporting, segment assets are reported without intercompany balances on a third-party view basis. Refer to Note 2a “Segment reporting” for further details. For the purpose of segment reporting under IFRS 8, the non-current assets consist of investments in associates and joint ventures, goodwill, other intangible assets and plant, property and equipment.

35) Netting

UBS nets assets and liabilities on its balance sheet if it has a currently enforceable legal right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include: OTC interest rate swaps (IRS) transacted with the London Clearing House, netted by currency and across maturity dates and repurchase and reverse repurchase transactions entered into with the both the London Clearing House and the Fixed Income Clearing Corporation, netted by counterparty, currency, central securities depository (CSD) and maturity.

b) Changes in accounting policies, comparability and other adjustments

Effective in 2011

Interests in consolidated investment funds

In 2011, UBS changed its accounting policy for investments in consolidated investment funds that are not considered equity instruments as defined in IAS 32. Effective 2011, foreign currency gains and losses from translation of our investments in such funds are recorded in the income statement on the basis that the investment interests are financial liabilities of the consolidated investment fund. Previously, foreign currency translation gains and losses from these investments were presented in Foreign currency translation within Other comprehensive income on the basis that the investment interests represented a right to the residual assets and were therefore previously considered non-monetary items.

The revised accounting policy is considered more relevant as it better aligns the treatment of the foreign currency differences arising on the investments in the subsidiaries with the treatment of the investment interests.

    This change in accounting policy was applied retrospectively, resulting in an adjustment to the opening balance sheet as of 1 January 2009. Foreign currency translation within Cumulative net income recognized directly in equity, net of tax was debited by CHF 159 million and Retained earnings was credited by CHF 159 million, with a corresponding impact on the statement of changes in equity. There was no impact on the reported net profit of 2009, 2010 and 2011.

Interests in non-consolidated investment funds

In connection with the above change in accounting policy, the classification of investments in non-consolidated funds in Note 11

Trading portfolio and Note 13 Financial investments available-for-sale has been amended to align to the criteria in IAS 32 Financial Instruments: Presentation. The reclassification of these interests from equity instruments to debt instruments has no impact on UBS’s income statement and balance sheet. Prior periods in Note 11 and Note 13 have been restated accordingly.

Capitalization of internally generated software

Following the approval of a new long-term IT investment plan, in the third quarter 2011 UBS reviewed the capitalization practice for internally generated computer software. As a result of this review, UBS implemented a process whereby UBS improved the ability to assess how software programs generate future economic benefits for UBS, determine the period over which these economic benefits will accrue to UBS, and track the capitalizable costs associated with the various programs to determine a reliable measurement of an amortizable asset. The change has been applied prospectively and led to capitalizing additional computer software development costs of CHF 106 million in the second half of 2011.

Presentation of redemption of preferred securities

In the third quarter of 2010, UBS redeemed trust preferred securities of USD 1.5 billion classified as non-controlling interests, which had accumulated foreign currency translation (FCT) losses of CHF 1,093 million. At the time of the redemption, the reversal of these accumulated FCT losses was presented as part of the change to Preferred securities in non-controlling interests in the Statement of Changes in Equity. This reversal of the FCT loss would have been better presented as a foreign currency translation movement within non-con-

Financial information

Note 1 Summary of significant accounting policies (continued)

trolling interests within the Statement of Comprehensive Income. The change also impacts the related Preferred securities table. This was only a presentational matter within non-controlling interests on the Statement of Changes in Equity and the Statement of Comprehensive income; balance sheet and income statement lines were not affected and the equity attributable to UBS shareholders was unchanged. Comparative amounts for 2010 have been amended to reflect the improved presentation, as follows:

–

In the Statement of comprehensive income, Foreign currency translation movements during the year, before tax was changed by CHF 1,093 million to negative CHF 951 million for year ended 31 December 2010. Total comprehensive income attributable to non-controlling interests was changed by CHF 1,093 million to positive CHF 609 million for the year ended 31 December 2010.

–

In the non-controlling interests component of the Statement of changes in equity for the year ended 31 December 2010, Preferred securities were reduced by CHF 1,093 million and Total comprehensive income for the year recognized in equity was increased by CHF 1,093 million.

–

In the table on preferred securities for the year ended 31 December 2010, Redemptions were changed by CHF 1,093 million to negative CHF 2,622 million and Foreign currency translation was changed by CHF 1,093 million to positive CHF 275 million.

Definition of cash and cash equivalents

For the purposes of the statement of cash flows, UBS has refined its definition of cash and cash equivalents to restrict it to balances with an original maturity of three months or less including cash, money market paper and balances with central and other banks. This refined definition is considered to result in more relevant and comparable information for the purposes of the statement of cash flows. Cash and cash equivalents have been reduced by CHF 60,888 million at 31 December 2010 and by CHF 92,105 million at 31 December 2009, to CHF 79,934 million and CHF 72,868 million, respectively, with related changes to cash flows from operating activities and investing activities. Nevertheless, the amounts now excluded from cash and cash equivalents in the statement of cash flows continue to be part of our liquidity position.

Transfer of legacy portfolio from the Investment Bank to the Corporate Center

On 30 December 2011, a portfolio of legacy assets was transferred from the Investment Bank to the Corporate Center. Together with the option to buy the equity of the SNB StabFund, UBS will report the legacy portfolio as a separate segment in the Corporate Center beginning in the first quarter of 2012, when all necessary internal reporting changes will have been put into place. Restated historical segment information will be provided prior to the publication of our first quarter 2012 financial report.

Personnel expenses

In 2011, UBS reclassified the costs related to the voluntary employee share ownership plan (Equity Plus) from Variable compen-

sation – other to Other personnel expenses in order to align the presentation with the FINMA definition of variable compensation. Prior periods in “Note 6 Personnel expenses” have been restated accordingly. As a result, Other personnel expenses were increased by CHF 80 million and CHF 132 million for the year ended 31 December 2010 and for the year ended 31 December 2009, respectively, with a corresponding decrease in Variable compensation – other. The change in presentation did not affect the total Personnel expenses.

Improvements to IFRS 2010

In May 2010, the IASB issued amendments to seven IFRS standards as part of its annual improvements project. UBS adopted the Improvements to IFRS 2010 on 1 January 2011. The adoption of the amendments resulted only in changes to the disclosure of maximum exposure to credit risk, as shown in Note 28c.

This is the only amendment to accounting standards that significantly impacts UBS effective 2011.

Effective in 2010 and earlier

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

Allocation of additional Corporate Center costs to reportable segments

From 2010 onwards, almost all costs incurred by the Corporate Center related to shared services and control functions are allocated to the reportable segments which directly and indirectly receive the value of the services, either based on a full cost recovery or on a periodically agreed flat fee. The allocated costs are shown in the respective expense lines of the reportable segments in Note 2a “Segment reporting”, and in the “Financial and operating performance” section of this report.

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

Equity and Other comprehensive income

In 2010, UBS reviewed certain components of its equity and made adjustments to correct immaterial misstatements that related to periods several years back. The following paragraphs describe the impacts of the changes on UBS’s financial statements as of 31 December 2010.

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

In addition, amounts previously reported under Salaries and variable compensation were presented for the first time on the following separate lines: Salaries, Variable compensation – discretionary bonus, Variable compensation – other and Wealth Management Americas: Financial advisor compensation.

Furthermore, UBS reclassified the pension costs related to bonus to Pension and other post-employment benefit plans. Previously, those amounts were reported under Social security. Prior period amounts have been adjusted accordingly. The change in the presentation did not impact UBS’s personnel expenses.

Improvements to IFRS 2009

The IASB issued amendments to twelve IFRS standards as part of its annual improvements project in April 2009. UBS adopted the Improvements to IFRS 2009 on 1 January 2010. The adoption of the amendments did not have a significant impact on UBS’s financial statements.

Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

The amendments to IAS 39 were issued in July 2008. The amendments provided additional guidance on the designation of a hedged item. The amendments clarified how the existing principles underlying hedge accounting should be applied in two particular situations: a) a one-sided risk in a hedged item and b) inflation in a financial hedged item. UBS adopted the amendments to IAS 39 on 1 January 2010. The adoption of the amendments to IAS 39 did not have a significant impact on UBS’s financial statements.

IFRS 3 Business Combinations, IAS 27 Consolidated and Separate Financial Statements, and IAS 21 The Effects of Changes in Foreign Exchange Rates

In January 2008, the IASB issued the revised IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 21 The effects of Changes in Foreign Exchange Rates.

The most significant changes under revised IFRS 3 were as follows:

–

Contingent consideration should be recognized at fair value as part of the consideration transferred at the acquisition date. Previously, contingent consideration was recognized if, and only if, UBS had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable.

Corporate Center cost allocation impact on 2009 figures
	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Total business divisions	Corporate Center
CHF million	Wealth Management	Retail & Corporate
Estimated increase in 2009 operating expenses and decrease in performance before tax	128	96	84	44	288	640	(640)

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

The amendments to IAS 27 and the consequential amendments to IAS 21 required the effects (including foreign exchange translation) of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standards also specify the accounting when control is lost: any remaining interest in the entity should be re-measured to fair value, and a gain or loss (including foreign exchange translation) should be recognized in profit or loss. The amendments to IAS 21 further clarified that no deferred foreign currency translation gains and losses are to be released upon a partial repayment of share capital of a subsidiary without a loss of control.

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

IFRS 8 Operating Segments

Effective as of 1 January 2009, UBS adopted IFRS 8 Operating Segments which replaced IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting is now based on the internal management reporting to the Group Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments. Refer to item 34) and Note 2 for further details.

IFRS 7 (revised) Financial Instruments: Disclosures

This standard was revised in March 2009 when the International Accounting Standards Board (IASB) published the amendment “Improving Disclosures about Financial Instruments”. Effective 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.

The enhanced fair value measurement disclosure requirements included: a fair value hierarchy (i.e. categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information.

The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amended the rules for providing maturity information for derivative financial liabilities.

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

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

c) International Financial Reporting Standards and Interpretations to be adopted in 2012 and later

Amendments to IAS 12 Income Taxes

In December 2010, the IASB issued amendments to IAS 12 Income Taxes which incorporate the principles of previous guidance in SIC Interpretation 21 Income Taxes – Recovery of Revalued Non-Depreciable Assets and that Interpretation was withdrawn.

IAS 12 generally requires an entity to measure the deferred tax related to assets reflecting the tax consequences that would follow from the manner in which the entity expects to recover their carry amount (e.g. sale or use). However, under the amendments, there is a rebuttable presumption that investment property will be recovered through sale. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model.

The amendments are effective for annual periods beginning on or after 1 January 2012, with early adoption permitted and will not have a material impact on UBS’s financial statements.

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments, which includes revised guidance on the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 to include guidance on financial liabilities and derecognition of financial instruments. The publication of IFRS 9 represented the completion of the first part of a multi-stage project to replace IAS 39 Financial Instruments: Recognition and Measurement.

The standard requires all financial assets to be classified as fair value through profit or loss or at amortized cost on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option if doing so would significantly reduce or eliminate an accounting mismatch. Equity instruments that are not held for trading may be accounted for at fair value through other comprehensive income (OCI).

The accounting guidance for financial liabilities is unchanged with one exception: changes in fair value due to changes in an entity’s own credit risk associated with financial liabilities designated at fair value through profit or loss are directly recognized in OCI instead of in profit and loss. There is no subsequent recycling of realized gains or losses from OCI to profit or loss.

    UBS is currently assessing the impact of the new standard on the financial statements. In December 2011, the IASB issued amendments to IFRS 9 Financial Instruments that defer the mandatory effective date from 1 January 2013 to 1 January 2015. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Early application of IFRS 9 is still permitted.

Amendments to IFRS 7 Financial instruments: Disclosures

In October 2010, the IASB issued revised IFRS 7 Financial Instruments: Disclosures to provide additional disclosures around transfers of financial assets, including those transfers in which an entity retains a continuing interest in the transferred asset(s) at the reporting date. The amendments are intended to allow users of financial statements to improve their understanding of transfer transactions of financial assets, including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The effective date for mandatory adoption is for annual periods beginning on or after July 2011, with early adoption permitted. UBS will adopt the new standard as of 1 January 2012.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes a single control-based model for assessing whether one entity should consolidate another. IFRS 10 applies to all types of entities and will replace SIC-12 Consolidation – Special Purpose Entities, and portions of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is based on the existing principle that an entity should consolidate all other entities that it controls. The definition of control in IFRS 10 focuses on the presence of power, exposure to variable returns and the ability to utilize power to affect an entity’s own returns. The determination of control is based on current facts and circumstances and is continuously assessed. Voting rights or contractual rights may be evidence of power, or a combination of the two may give an investor power. Power does not need to be exercised for control to exist. An investor with more than half the voting rights would meet the power criteria in the absence of restrictions or other circumstances.

The standard provides additional guidance to assist in the determination of control in circumstances this assessment is difficult to make. For example, IFRS 10 introduces guidance on assessing whether an entity with decision-making rights is a principal or an agent; only entities that are principals can have control.

UBS is currently assessing the impact of the new standard on its financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint arrangements, which supersedes IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The classification of a joint arrangement under IFRS 11 depends upon the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by eliminating the proportionate consolidation approach and requiring the equity method to account for interests in jointly controlled entities.

Financial information

Note 1 Summary of significant accounting policies (continued)

UBS does not expect the new standard to have a significant impact on its financial statements, as we do not currently apply the proportionate consolidation approach. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.

IFRS 12 Disclosures of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which provides new and comprehensive guidance on disclosure requirements for all entities reporting under the two new standards, IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements. It replaces the disclosure requirements currently included in IAS 28 Investment in Associates. The standard requires entities to disclose information that helps users to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and, in particular, unconsolidated structured entities.

UBS is currently assessing the impact of the new standard on its financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which completes a major project of the IASB and the US Financial Accounting Standards Board (FASB) to improve IFRS and US GAAP and bring about their convergence. The new standard defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard does not introduce new fair value measurements, nor does it eliminate practicability exceptions to fair value measurements.

IFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The definition emphasizes that fair value is a market-based measurement, not an entity-specific measurement. As such, an entity’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value. IFRS 13 allows a limited exception to the basic fair value measurement principles for a reporting entity that holds a group of financial assets and financial liabilities with offsetting positions in particular market risks or counterparty credit risk and manages those holdings on the basis of the entity’s net exposure to either risk. This exception allows the reporting entity, if certain criteria are met, to measure the fair value of the net asset or liability position in a manner consistent with how market participants would price the net risk position.

The standard setters did not achieve convergence with respect to the treatment of “Day 1” profits as the IAS 39 guidance is still applicable. UBS is currently assessing the impact of the new standard on its financial statements. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued the revised IAS 1 Presentation of Financial Statements. The revised standard requires the grouping together for presentation purposes of items within other comprehensive income (OCI) into those that may be recycled to profit or loss in subsequent periods and those that may not be. The revised standard reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. Currently, all items in our OCI may be recycled to profit or loss, but this will change with the adoptions of IAS 19 (revised) Employee Benefits and IFRS 9 Financial Instruments, as both of these accounting standards will generate OCI items that will not be recycled to profit or loss in subsequent periods. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted.

IAS 19 (revised) Employee Benefits

In June 2011, the IASB issued revisions to IAS 19 Employee Benefits (‘IAS 19R’ or ‘the revised standard’). The revised standard introduces changes to the recognition, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method”, under which the recognition of actuarial gains and losses was deferred. Instead, all actuarial gains and losses are recognized immediately in Other Comprehensive Income (OCI). In addition, IAS 19R requires the income statement recognition to be based on the net interest on the net defined benefit obligation (asset), using the discount rate that is used to measure the defined benefit obligation. The effect of this is to remove the current concept of recognizing an expected return on plan assets. The revised standard also enhances the disclosure requirements for defined benefit plans, providing more information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. UBS is assessing whether to adopt IAS 19R earlier than its mandatory date.

The main impact of adopting IAS 19R will be that UBS will derecognize the deferred pension expenses and accrued pension liabilities included in Other assets and Other liabilities and will recognize the aggregate accounting deficits of the defined benefit plans in Other liabilities. The income statement will be changed to remove the interest cost, expected return on plan assets and amortization of actuarial variances. This will be replaced with a net interest amount that is calculated by applying the discount rate to the net defined benefit obligation.

    If UBS had applied IAS 19R in its 2011 financial statements, as at the year end Other assets would have been lower by approximately CHF 3.3 billion, Other liabilities would have been higher by approximately CHF 3.1 billion and Deferred tax assets would have been higher by approximately CHF 1.2 billion. The impact of these changes will flow through a component of equity at the time of adoption. These estimates do not take into

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

account any potential reduction in the defined benefit obligation to reflect the risk-sharing features of the Swiss pension plan, as it is not yet practicable to determine this. In addition, the impact of these changes on UBS’s regulatory capital remains subject to clarifying guidance from FINMA. Should UBS choose to adopt IAS 19R earlier than its mandatory date, UBS will disclose further information later in 2012.

IAS 32 Financial Instruments: Presentations and IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures.

The amendments to IAS 32 change current practice by requiring that, to achieve offsetting on the balance sheet, an arrangement must be legally enforceable in the event of default, bank-

ruptcy or insolvency in addition to the normal course of business. Further, it must be demonstrated that the right of offset is reciprocal among all parties. The amendments also provide incremental guidance for determining when gross settlement systems effectively achieve the functional equivalent of net settlement.

Additionally, the IASB simultaneously issued disclosure requirements intended to enable users to assess the effect (or potential effect) of offsetting arrangements on an entity’s financial position. The amendments to IFRS 7 Financial Instruments: Disclosures require that entities disclose both gross and net amounts associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not presented net on the face of the balance sheet.

UBS is currently assessing the impact of the revised standards on its financial statements. The amendments to IAS 32 are effective for annual periods beginning on or after 1 January 2014. The amendments to IFRS 7 are effective for annual periods beginning on or after 1 January 2013.

Financial information

Note 2a Segment reporting

UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. For the purpose of segment reporting, the business division Wealth Management & Swiss Bank is split into two separate reportable segments, namely Wealth Management and Retail & Corporate. There are therefore five reportable segments altogether, in addition to the Corporate Center presented in the financial statements, which reflects the internal management structure and responsibilities. The Corporate Center is not considered an operating segment.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland. Starting with the first quarter of 2012, we will report Wealth Management and Retail & Corporate as separate business divisions and will no longer report Wealth Management & Swiss Bank which will cease to be a business division.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Corporate Center

The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and (starting with the first quarter 2012 reporting) the legacy portfolio formerly in the Investment Bank.

Financial information

Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment, and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center	UBS
CHF million	Wealth Management	Retail & Corporate

For the year ended 31 December 2011

Net interest income	1,968	2,328	729	(15)	1,933	(117)	6,826

Non-interest income	5,666	1,858	4,571	1,817	7,096	37	21,046

Income1, [2,3]	7,634	4,186	5,300	1,803	9,029	(80)	27,872

Credit loss (expense) / recovery	11	(101)	(6)	0	12	(1)	(84)

Total operating income	7,645	4,085	5,295	1,803	9,040	(80)	27,788

Personnel expenses	3,258	1,666	3,840	955	5,801	71	15,591

General and administrative expenses	1,192	834	783	375	2,637	139	5,959

Services (to) / from other business divisions	318	(470)	(9)	(1)	161	3	0

Depreciation of property and equipment	165	136	99	38	254	70	761

Amortization of intangible assets[4]	37	0	48	8	34	0	127

Total operating expenses5, [6]	4,969	2,166	4,760	1,375	8,886	283	22,439

Performance from continuing operations before tax	2,676	1,919	534	428	154	(363)	5,350

Performance from discontinued operations before tax	0	0	0	0	0	0	0

Performance before tax	2,676	1,919	534	428	154	(363)	5,350

Tax expense / (benefit) on continuing operations							952

Tax expense on discontinued operations							0

Net profit							4,427

Additional information

Total assets7, [8]	100,598	148,697	54,150	15,352	1,073,590	26,775	1,419,162

Additions to non-current assets	5	22	25	18	110	1,012	1,192

1 Impairments of financial investments available-for-sale for the year ended 31 December 2011 were as follows: Wealth Management & Swiss Bank CHF 28 million; Investment Bank CHF 12 million. 2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements. 3 Refer to “Note 26 Fair value of financial instruments” for further information on own credit in the Investment Bank. 4 Refer to “Note 16 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division. 5 Refer to “Note 37 Reorganizations and disposals” for further information on restructuring charges. 6 Refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information on the allocation of additional Corporate Center costs to business divisions from 2010 onwards. 7 The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances. 8 On 30 December 2011, an agreement was reached to transfer the legacy portfolio from the Investment Bank to Corporate Center. The legacy portfolio will be presented as a reportable segment within Corporate Center beginning in the first quarter of 2012, when all necessary internal reporting changes will have been put into place.

Financial information

Note 2a Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment, and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center	UBS
CHF million	Wealth Management	Retail & Corporate

For the year ended 31 December 2010

Net interest income	1,737	2,422	695	(17)	2,235	(858)	6,215

Non-interest income	5,608	1,524	4,870	2,075	9,775	1,993	25,845

Income[1,2,3]	7,345	3,946	5,565	2,058	12,010	1,135	32,060

Credit loss (expense) / recovery	11	(76)	(1)	0	0	0	(66)

Total operating income	7,356	3,870	5,564	2,058	12,010	1,135	31,994

Personnel expenses	3,153	1,625	4,225	1,096	6,743	78	16,920

General and administrative expenses	1,264	836	1,223	400	2,693	168	6,585

Services (to) / from other business divisions	449	(509)	(6)	(5)	64	8	0

Depreciation of property and equipment	163	146	198	43	278	89	918

Amortization of intangible assets[4]	19	0	55	8	34	0	117

Total operating expenses[5]	5,049	2,098	5,694	1,542	9,813	343	24,539

Performance from continuing operations before tax	2,308	1,772	(130)	516	2,197	793	7,455

Performance from discontinued operations before tax	0	0	0	0	0	2	2

Performance before tax	2,308	1,772	(130)	516	2,197	795	7,457

Tax expense / (benefit) on continuing operations							(381)

Tax expense on discontinued operations							0

Net profit							7,838

Additional information

Total assets[6]	94,056	153,101	50,071	15,894	966,945	37,180	1,317,247

Additions to non-current assets	25	12	48	8	32	467	593

1  Impairments of financial investments available-for-sale for the year ended 31 December 2010 were as follows: Wealth Management & Swiss Bank CHF 45 million; Global Asset Management CHF 2 million; Investment Bank CHF 41 million; Corporate Center CHF (16) million.  2  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  3  Refer to “Note 26 Fair value of financial instruments” for further information on own credit in the Investment Bank.  4  Refer to “Note 16 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division.  5  Refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information on the allocation of additional Corporate Center costs to business divisions from 2010 onwards.  6  The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

Financial information

Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment, and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center	UBS
CHF million	Wealth Management	Retail & Corporate

For the year ended 31 December 2009

Net interest income	1,853	2,681	800	2	2,339	(1,229)	6,446

Non-interest income	5,574	1,415	4,746	2,134	2,494	1,623	17,987

Income[1,2,3]	7,427	4,096	5,546	2,137	4,833	394	24,433

Credit loss (expense) / recovery	45	(178)	3	0	(1,698)	(5)	(1,832)

Total operating income	7,471	3,918	5,550	2,137	3,135	389	22,601

Personnel expenses	3,360	1,836	4,231	996	5,568	551	16,543

General and administrative expenses	1,182	835	1,017	387	2,628	199	6,248

Services (to) / from other business divisions	428	(518)	4	(74)	(147)	306	0

Depreciation of property and equipment	154	136	170	36	360	193	1,048

Impairment of goodwill	0	0	34	340	749	0	1,123

Amortization of intangible assets	67	0	62	13	59	0	200

Total operating expenses[4]	5,191	2,289	5,518	1,698	9,216	1,250	25,162

Performance from continuing operations before tax	2,280	1,629	32	438	(6,081)	(860)	(2,561)

Performance from discontinued operations before tax	0	0	0	0	0	(7)	(7)

Performance before tax	2,280	1,629	32	438	(6,081)	(867)	(2,569)

Tax expense / (benefit) on continuing operations							(443)

Tax expense on discontinued operations							0

Net profit							(2,125)

Additional information

Total assets[5]	109,627	138,513	53,197	20,238	991,964	26,999	1,340,538

Additions to non-current assets	13	30	59	11	81	745	939

1 Impairments of financial investments available-for-sale for the year ended 31 December 2009 were as follows: Wealth Management & Swiss Bank CHF 158 million; Global Asset Management CHF 20 million; Investment Bank CHF 142 million; Corporate Center CHF 29 million. 2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements. 3 Refer to “Note 26 Fair value of financial instruments” for further information on own credit in the Investment Bank. 4 Refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information on the allocation of additional Corporate Center costs to business divisions from 2010 onwards. 5 The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

Financial information

Note 2b Segment reporting by geographic location

The geographic analysis of operating income and non-current assets is based on the location of the entity in which the transactions and assets are recorded. The divisions of the Group are managed on an autonomous basis worldwide, with a focus on cross-divisional collaboration and the interest of our clients to yield the maximum possible profitability by product line for the Group. The geographic analysis of operating income and non-current assets is provided in order to comply with IFRS.

For the year ended 31 December 2011
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Switzerland	11,494	41	5,045	31

United Kingdom	1,385	5	653	4

Rest of Europe	1,638	6	1,026	6

United States	9,324	34	8,617	53

Asia Pacific	3,689	13	407	3

Rest of the world	258	1	429	3

Total	27,788	100	16,177	100

For the year ended 31 December 2010

	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Switzerland	12,670	40	4,922	31

United Kingdom	2,791	9	594	4

Rest of Europe	1,514	5	1,078	7

United States	10,752	34	8,673	54

Asia Pacific	3,796	12	394	2

Rest of the world	470	1	418	3

Total	31,994	100	16,080	100

For the year ended 31 December 2009

	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Switzerland	11,939	53	5,137	28

United Kingdom	(3,999)	(18)	743	4

Rest of Europe	1,264	6	1,266	7

United States	9,333	41	9,928	55

Asia Pacific	3,770	17	451	2

Rest of the world	294	1	565	3

Total	22,601	100	18,090	100

Financial information

Notes to the consolidated financial statements

Income statement notes

Note 3 Net interest and trading income

The “Breakdown by businesses” table below analyzes net interest and trading income according to the businesses that drive it: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10

Net interest and trading income

Net interest income	6,826	6,215	6,446	10

Net trading income	4,343	7,471	(324)	(42)

Total net interest and trading income	11,169	13,686	6,122	(18)

Breakdown by businesses
Net income from trading businesses[1]	5,964	7,508	382	(21)

Net income from interest margin businesses	4,874	4,624	5,053	5

Net income from treasury activities and other	332	1,554	687	(79)

Total net interest and trading income	11,169	13,686	6,122	(18)

Net interest income[2]

Interest income

Interest earned on loans and advances[3,4]	9,925	10,603	13,202	(6)

Interest earned on securities borrowed and reverse repurchase agreements	1,716	1,436	2,629	19

Interest and dividend income from trading portfolio	5,466	6,015	7,150	(9)

Interest income on financial assets designated at fair value	248	262	316	(5)

Interest and dividend income from financial investments available-for-sale	615	557	164	10

Total	17,969	18,872	23,461	(5)

Interest expense

Interest on amounts due to banks and customers[5]	2,040	1,984	3,873	3

Interest on securities lent and repurchase agreements	1,352	1,282	2,179	5

Interest and dividend expense from trading portfolio	2,851	3,794	3,878	(25)

Interest on financial liabilities designated at fair value	1,993	2,392	2,855	(17)

Interest on debt issued	2,907	3,206	4,231	(9)

Total	11,143	12,657	17,016	(12)

Net interest income	6,826	6,215	6,446	10

1   Includes lending activities of the Investment Bank.  2  Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.  3  Includes interest income on impaired loans and advances of CHF 20 million for 2011, CHF 37 million for 2010 and CHF 66 million for 2009.  4  Includes interest income on Cash collateral receivables on derivative instruments.  5   Includes interest expense on Cash collateral payables on derivative instruments.

Financial information

Note 3 Net interest and trading income (continued)

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10

Net trading income[1]

Investment Bank equities and investment banking	601	2,356	2,462	(74)

Investment Bank fixed income, currencies and commodities	2,183	2,000	(5,455)	9

Other business divisions and Corporate Center	1,559	3,115	2,668	(50)

Net trading income	4,343	7,471	(324)	(42)

of which: net gains / (losses) from financial assets designated at fair value	419	465	678	(10)

of which: net gains / (losses) from financial liabilities designated at fair value[2]	7,437	(1,001)	(6,741)

1   Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment). 2  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income. For more information on own credit refer to “Note 26 Fair value of financial instruments”.

Net trading income in 2011 included a loss of CHF 1,849 million due to the unauthorized trading incident reflected in Investment Bank equities.

Net trading income in 2011 included a loss of CHF 284 million from credit valuation adjustments for monoline credit protection reflected in the Investment Bank’s fixed income, currencies and commodities business, compared with a CHF 667 million gain in 2010.

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Net trading income in 2011 included a loss of CHF 133 million from the valuation of our option to acquire the SNB StabFund’s equity reflected in Other business divisions and Corporate Center, compared with a CHF 745 million gain in 2010.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10
Equity underwriting fees	626	1,157	1,590	(46)

Debt underwriting fees	554	755	796	(27)

Total underwriting fees	1,180	1,912	2,386	(38)

M&A and corporate finance fees	992	857	881	16

Brokerage fees	4,169	4,930	5,400	(15)

Investment fund fees	3,577	3,898	4,000	(8)

Portfolio management and advisory fees	5,551	5,959	5,863	(7)

Insurance-related and other fees	368	361	264	2

Total securities trading and investment activity fees	15,837	17,918	18,794	(12)

Credit-related fees and commissions	438	448	339	(2)

Commission income from other services	827	850	878	(3)

Total fee and commission income	17,102	19,216	20,010	(11)

Brokerage fees paid	933	1,093	1,231	(15)

Other	933	964	1,068	(3)

Total fee and commission expense	1,866	2,057	2,299	(9)

Net fee and commission income	15,236	17,160	17,712	(11)

of which: net brokerage fees	3,236	3,837	4,169	(16)

Financial information

Notes to the consolidated financial statements

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10
Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries[1]	(18)	(7)	96	157

Net gains / (losses) from disposals of investments in associates	20	256	(1)	(92)

Share of net profits of associates	42	81	37	(48)

Total	44	331	133	(87)

Financial investments available-for-sale

Net gains / (losses) from disposals	926	204	110	354

Impairment charges	(39)	(72)	(349)	(46)

Total	887	132	(239)	572

Net income from properties[2]	38	53	72	(28)

Net gains / (losses) from investment properties[3]	9	8	(39)	13

Other[4]	490	690	672	(29)

Total other income	1,467	1,214	599	21

1   Includes foreign exchange gains / losses reclassified from equity upon disposal or deconsolidation of subsidiaries. 2   Includes net rent received from third parties and net operating expenses. 3  Includes unrealized and realized gains / losses from investment properties at fair value and foreclosed assets. 4   Includes net gains / losses from disposals of loans and receivables and own-used property.

Net gains from disposals of Financial investments available-for-sale in 2011 includes a gain of CHF 722 million from the sale of our strategic investment portfolio as well as gains of CHF 81 million in Wealth Management Americas’ available-for-sale portfolio.

The line Other included gains from sale of loans and receivables of CHF 344 million in 2011, CHF 324 million in 2010 and CHF 205 million in 2009. The 2011 gains were mainly due to the sale of collateralized loan obligations, which were reclassified from held-for-trading to loans and receivables in 2008, and were largely offset by related hedge termination losses recorded in net trading income. Additionally, it included a gain of CHF 78 million on sale of a property in Switzerland in 2011, compared with a gain of CHF 158 million on sale of a property in Switzerland in 2010. 2009 included a gain of CHF 304 million on the buyback of subordinated bonds for a total consideration below the principal amount. Net gains from disposals of investments in associates in 2010 included a gain of CHF 180 million from the sale of investments in associates owning office space in New York.

Impairment charges on Financial investments available-for-sale in 2009 included impairments for a global real estate fund of CHF 155 million, Asian debt instruments of CHF 86 million and private equity investments of CHF 55 million.

Financial information

Note 6 Personnel expenses

	For the year ended				% change from
CHF million	31.12.11		31.12.10	31.12.09	31.12.10
Salaries	6,859		7,033	7,383	(2)

Variable compensation – discretionary bonus[1]	3,392		4,082	2,809	(17)

Variable compensation – other[1,2]	316		230	699	37

of which: replacement payments[3]	121		107	41	13

of which: guarantees for new hires	173		135	56	28

of which: forfeiture credits	(215)		(167)	(81)	29

of which: severance payments[4]	216		69	433	213

of which: retention plan payments[5]	21		85	250	(75)

Contractors	217		232	275	(6)

Social security	743		826	804	(10)

Pension and other post-employment benefit plans[6]	788		724	988	9

Wealth Management Americas: Financial advisor compensation[1,7]	2,518		2,667	2,426	(6)

Other personnel expenses[2]	758		1,127	1,159	(33)

Total personnel expenses	15,591	[8]	16,920	16,543	(8)

1 Refer to “Note 30 Equity participation and other compensation plans” of this report for more information. 2 In 2011, we reclassified the costs related to our voluntary employee share ownership plan (Equity Plus) from Variable compensation – other to Other personnel expenses. Prior periods were adjusted for this change. As a result, Other personnel expenses were increased by CHF 80 million and CHF 132 million for the year ended 31 December 2010 and for the year ended 31 December 2009, respectively, with a corresponding decrease in Variable compensation – other. 3 Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS. 4 Includes legally obligated and standard severance payments. 5 Retention plan payments related to strategic retention programs. 6 Refer to “Note 29 Pension and other post-employment benefit plans” of this report for more information. 7 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. 8 Includes restructuring charges of CHF 261 million. Refer to “Note 37 Reorganizations and disposals” for more information.

Note 7 General and administrative expenses

	For the year ended			% change from
CHF million	31.12.11	31.12.10	31.12.09	31.12.10
Occupancy	1,059	1,252	1,420	(15)

Rent and maintenance of IT and other equipment	429	555	623	(23)

Communication and market data services	616	664	697	(7)

Administration	621	669	695	(7)

Marketing and public relations	393	339	225	16

Travel and entertainment	470	466	412	1

Professional fees	822	754	830	9

Outsourcing of IT and other services	1,151	1,078	836	7

Litigation and regulatory matters[1]	276	631	233	(56)

Other[2]	122	175	279	(30)

Total general and administrative expenses	5,959	6,585	6,248	(10)

1 Reflects the net increase / release of provisions for Litigation and regulatory matters recognized in the income statement and recoveries from third parties. 2 Includes mainly real estate related restructuring charges of CHF 93 million, CHF 79 million and CHF 256 million for the years ended 31 December 2011, 31 December 2010 and 31 December 2009, respectively. Refer to “Note 37 Reorganizations and disposals” for more information.

Financial information

Notes to the consolidated financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.11	31.12.10	31.12.09	31.12.10

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	4,159	7,534	(2,736)	(45)

from continuing operations	4,158	7,533	(2,719)	(45)

from discontinued operations	0	1	(17)	(100)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	4,159	7,534	(2,736)	(45)

Less: (profit) / loss on equity derivative contracts	(3)	(2)	(5)	50

Net profit attributable to UBS shareholders for diluted EPS	4,156	7,532	(2,741)	(45)

from continuing operations	4,155	7,531	(2,724)	(45)

from discontinued operations	0	1	(17)	(100)

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,774,036,437	3,789,732,938	3,661,086,266	0

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	61,259,378	48,599,111	754,948	26

Weighted average shares outstanding for diluted EPS	3,835,295,815	3,838,332,049	3,661,841,214	0

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	0	0	20,166,373

Earnings per share (CHF)

Basic	1.10	1.99	(0.75)	(45)

from continuing operations	1.10	1.99	(0.74)	(45)

from discontinued operations	0.00	0.00	0.00

Diluted	1.08	1.96	(0.75)	(45)

from continuing operations	1.08	1.96	(0.74)	(45)

from discontinued operations	0.00	0.00	0.00

Shares outstanding

Ordinary shares issued	3,832,121,899	3,830,840,513	3,558,112,753	0

Treasury shares	84,955,551	38,892,031	37,553,872	118

Shares outstanding	3,747,166,348	3,791,948,482	3,520,558,881	(1)

Mandatory convertible notes and exchangeable shares[2]	509,243	580,261	273,264,461	(12)

Shares outstanding for EPS	3,747,675,591	3,792,528,743	3,793,823,342	(1)

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 244,151,646; 241,320,185 and 288,915,585 for the years ended 31 December 2011, 31 December 2010 and 31 December 2009, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for any periods presented, but could potentially dilute earnings per share in the future. 2 31 December 2009 includes 272,651,005 shares for the mandatory convertible notes issued to two investors in March 2008. All other numbers related to exchangeable shares.

Financial information

Balance sheet notes: assets

Note 9a Due from banks and loans (held at amortized cost)

CHF million	31.12.11	31.12.10

By type of exposure

Banks, gross	23,235	17,158

Allowance for credit losses	(17)	(24)

Net due from banks	23,218	17,133

Loans, gross

Residential mortgages	125,775	122,499

Commercial mortgages	21,247	20,362

Current accounts and loans[1]	108,887	99,710

Securities[2]	11,520	21,392

Subtotal	267,429	263,964

Allowance for credit losses	(825)	(1,087)

of which: related to securities	(83)	(273)

Net loans	266,604	262,877

Net due from banks and loans (held at amortized cost)	289,822	280,010

By geographical region (based on the location of the borrower)

Switzerland	161,365	161,108

United Kingdom	8,222	6,978

Rest of Europe	24,396	21,257

United States	48,542	50,701

Asia Pacific	20,645	16,614

Rest of the world	27,494	24,464

Subtotal	290,664	281,121

Allowance for credit losses	(842)	(1,111)

Net due from banks, loans (held at amortized cost)	289,822	280,010

By type of collateral

Secured by real estate	148,319	144,403

Collateralized by securities	56,613	46,565

Guarantees and other collateral	32,201	29,303

Unsecured	53,532	60,851

Subtotal	290,664	281,121

Allowance for credit losses	(842)	(1,111)

Net due from banks, loans (held at amortized cost)	289,822	280,010

1  Includes leveraged finance loans of CHF 0.4 billion (gross of allowances) reclassified from held-for trading as of 31 December 2011 (31 December 2010: CHF 0.5 billion). Refer to Note 1a)10) and Note 28b for more information on reclassified assets. Refer to Note 9b for more information on allowances for reclassified assets.  2  Includes US student loan auction rate securities (ARS) of CHF 2.8 billion (gross of allowances) reclassified from held-for-trading as of 31 December 2011 (31 December 2010: CHF 4.3 billion), other securities of CHF 2.2 billion (gross of allowances) reclassified from held-for-trading as of 31 December 2011 (31 December 2010: CHF 7.4 billion) and CHF 6.5 billion (gross of allowances) similar acquired securities from clients as of 31 December 2011 (31 December 2010: CHF 9.7 billion). Refer to Note 1a)10) and Note 28b for more information on reclassified assets. Refer to Note 9b for more information on allowances for reclassified assets.

Financial information

Notes to the consolidated financial statements

Note 9b Allowances and provisions for credit losses

CHF million	Specific allowances	Collective loan loss allowances	Provisions[1]	Total 31.12.11	Total 31.12.10
Balance at the beginning of the year	1,109	47	130	1,287	2,820

Write-offs / usage of provisions	(486)	(1)	(14)	(501)	(1,505)

Recoveries	51	0	0	51	79

Increase / (decrease) in credit loss allowances and provisions recognized in the income statement	22	84	(22)	84	66

Foreign currency translation and other adjustments	18	0	(2)	17	(173)

Balance at the end of the year	714	131	93	938	1,287

of which: a reduction of due from banks	17	0		17	24

of which: a reduction of loans	694[2]	131		825	1,087

of which: a reduction of cash collateral on securities borrowed	3	0		3	46

1 Provisions for loan commitments and guarantees, which are included in Other liabilities. Refer to “Note 21 Provisions and contingent liabilities” for more information. Refer to the “Financial and operating performance” section of this report for the maximum irrevocable amount of loan commitments and guarantees.  2  Includes allowances of CHF 43 million (31 December 2010: CHF 157 million) related to US student loan auction rate securities reclassified from held-for-trading, CHF 25 million (31 December 2010: CHF 63 million) related to other securities reclassified from held-for-trading, CHF 15 million (31 December 2010: CHF 52 million) related to similar acquired securities and CHF 32 million (31 December 2010: CHF 33 million) related to leveraged finance loans reclassified from held-for-trading. Refer to Note 1a)10) and Note 28b for more information on reclassified assets.

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

Balance sheet assets

CHF million	Cash collateral on securities borrowed 31.12.11	Reverse repurchase agreements 31.12.11	Cash collateral receivables on derivative instruments 31.12.11	Cash collateral on securities borrowed 31.12.10	Reverse repurchase agreements 31.12.10	Cash collateral receivables on derivative instruments 31.12.10
By counterparty

Banks	17,236	133,010	22,341	20,302	91,788	20,230

Customers	41,527	80,491	18,980	42,153	51,002	17,841

Total	58,763	213,501	41,322	62,454	142,790	38,071

Balance sheet liabilities

CHF million	Cash collateral on securities lent 31.12.11	Repurchase agreements 31.12.11	Cash collateral payables on derivative instruments 31.12.11	Cash collateral on securities lent 31.12.10	Repurchase agreements 31.12.10	Cash collateral payables on derivative instruments 31.12.10
By counterparty

Banks	7,601	16,986	38,890	5,820	28,201	34,930

Customers	536	85,443	28,224	831	46,595	23,994

Total	8,136	102,429	67,114	6,651	74,796	58,924

Financial information

Note 11 Trading portfolio

CHF million	31.12.11	31.12.10

Trading portfolio assets by issuer type

Debt instruments

Government and government agencies	62,118	83,952

of which: Switzerland	418	13,292

of which: United States	22,958	19,843

of which: Japan	14,258	25,996

of which: United Kingdom	3,709	2,707

of which: Germany	3,547	3,679

of which: Australia	3,540	4,463

Banks	10,597	14,711

Corporates and other[1]	36,330	48,818

Total debt instruments[1]	109,045	147,481

Equity instruments[1]	37,400	44,335

Financial assets for unit-linked investment contracts	16,376	18,056

Financial assets held for trading	162,821	209,873

Precious metals and other physical commodities	18,704	18,942

Total trading portfolio assets	181,525	228,815

Trading portfolio liabilities by issuer type

Debt instruments

Government and government agencies	18,913	29,628

of which: Switzerland	261	237

of which: United States	5,634	11,729

of which: Japan	3,894	7,699

of which: United Kingdom	1,946	3,103

of which: Germany	2,492	2,350

of which: Australia	756	953

Banks	1,913	3,107

Corporates and other[1]	4,716	5,474

Total debt instruments[1]	25,542	38,209

Equity instruments[1]	13,937	16,765

Total trading portfolio liabilities	39,480	54,975

1 From 2011 onwards, investment fund units have been classified as Corporates and other debt instruments; previously these investment fund units were classified as equity instruments. The comparative period has been adjusted accordingly; refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information.

Financial information

Notes to the consolidated financial statements

Note 11 Trading portfolio (continued)

	31.12.11				31.12.10
CHF million	Level 1	Level 2	Level 3	Total

Trading portfolio assets by product type

Debt instruments

Government bills / bonds	34,449	10,753	95	45,297	66,435

Corporate bonds, municipal bonds, including bonds issued by financial institutions	695	29,699	2,371	32,765	47,237

Loans	0	2,698	1,390	4,088	5,543

Investment fund units[1]	3,779	6,048	33	9,859	13,171

Asset-backed securities	9,513	3,785	3,737	17,035	15,098

of which: mortgage-backed securities	9,513	2,673	1,684	13,868	10,355

Total debt instruments[1]	48,436	52,983	7,625	109,045	147,481

Equity instruments[1]	35,312	1,933	155	37,400	44,335

Financial assets for unit-linked investment contracts	15,616	760	0	16,376	18,056

Financial assets held for trading	99,363	55,677	7,781	162,821	209,873

Precious metals and other physical commodities				18,704	18,942

Total trading portfolio assets				181,525	228,815

Trading portfolio liabilities by product type

Debt instruments

Government bills / bonds	15,418	1,608	0	17,026	26,650

Corporate bonds, municipal bonds, including bonds issued by financial institutions	471	6,315	335	7,122	10,525

Investment fund units[1]	921	161	1	1,083	834

Asset-backed securities	0	17	296	312	200

of which: mortgage-backed securities	0	9	278	287	123

Total debt instruments[1]	16,809	8,101	632	25,542	38,209

Equity instruments[1]	13,621	313	3	13,937	16,765

Total trading portfolio liabilities	30,430	8,414	636	39,480	54,975

1 From 2011 onwards, investment fund units have been classified as debt instruments; previously these investment fund units were classified as equity instruments. The comparative period has been adjusted accordingly; refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information.

Financial information

Note 12 Financial assets designated at fair value

CHF million	31.12.11	31.12.10[1]
Loans	2,358	2,173

Structured loans	960	833

Reverse repurchase and securities borrowing agreements	6,071	4,383

of which: banks	3,514	3,038

of which: customers	2,557	1,345

Other debt instruments	218	258

Financial assets designated at fair value – debt instruments	9,607	7,647

Investment fund units and other	730	856

Total financial assets designated at fair value	10,336	8,504

1 In 2011, we corrected the amounts presented for 31 December 2010. As a result, Loans were reduced by CHF 158 million, Structured loans were reduced by CHF 96 million and Reverse repurchase and securities borrowing agreements of which: banks were increased by CHF 254 million.

The maximum exposure to credit risk of financial assets designated at fair value – debt instruments is equal to the fair value, except for Other debt instruments. The maximum exposure is mitigated by collateral, which mainly relates to structured loans and reverse repurchase and securities borrowing agreements of CHF 6,919 million and CHF 3,929 million for 31 December 2011 and 31 December 2010, respectively. These collateral values are capped at the maximum exposure to credit risk for which they serve as security.

Other debt instruments mainly reflect loan commitments and letters of credit designated at fair value which have a maximum exposure to credit risk of CHF 4,423 million and CHF 2,198 million as of 31 December 2011 and as of 31 December 2010, respectively. The maximum exposure to credit risk of these instruments is generally hedged through derivative transactions. Investment fund units and other are not directly exposed to credit risk.

The maximum exposure to credit risk of loans, but not structured loans, is generally mitigated by credit derivatives or similar instruments. Information regarding these instruments and the exposure which they mitigate is provided in the table below on a notional basis.

Notional amounts of loans designated at fair value and related credit derivatives

CHF million	31.12.11	31.12.10
Loans – notional amount	2,595	2,204

Credit derivatives related to loans – notional amount[1]	1,404	1,730

Credit derivatives related to loans – fair value[1]	37	(5)

1 Credit derivatives contracts include credit default swaps, total return swaps and similar instruments.

The table below provides the impact to the fair values of loans from changes in credit risk for the periods presented and cumulatively since inception. Similarly, the change in fair value of credit derivatives and similar instruments which are used to hedge these loans is also provided.

Changes in fair value attributable to changes in credit risk

	For the year ended		Cumulative from inception until the year ended
CHF million	31.12.11	31.12.10	31.12.11	31.12.10
Changes in fair value of loans designated at fair value, attributable to changes in credit risk[1]	(15)	100	(49)	(27)

Changes in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit risk of loans designated at fair value[1]	35	(94)	37	(5)

1 Current and cumulative changes in the fair value of loans designated at fair value, attributable to changes in their credit risk are only calculated for those loans outstanding at balance sheet date. Current and cumulative changes in the fair value of credit derivatives hedging such loans include all derivatives which have been used to mitigate credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Financial information

Notes to the consolidated financial statements

Note 13 Financial investments available-for-sale

CHF million	31.12.11	31.12.10

Financial investments available-for-sale by issuer type

Debt instruments

Government and government agencies	47,144	67,552

of which: Switzerland	357	3,206

of which: United States	25,677	38,070

of which: Japan	8,854	6,541

of which: United Kingdom	3,477	8,303

of which: France	2,170	3,005

Banks	4,271	5,091

Corporates and other[1]	1,060	1,206

Total debt instruments[1]	52,475	73,850

Equity instruments[1]	699	918

Total financial investments available-for-sale	53,174	74,768

Unrealized gains – before tax	477	514

Unrealized (losses) – before tax[2]	(55)	(662)

Net unrealized gains / (losses) – before tax	422	(148)

Net unrealized gains / (losses) – after tax	250	(243)

1 From 2011 onwards, investment fund units have been classified as Corporates and other debt instruments; previously these investment fund units were classified as equity instruments. The comparative period has been adjusted accordingly; refer to “Note 1b) Changes in accounting policies, comparability and other adjustments” for more information. 2 Includes losses of CHF 28 million with a duration of more than 12 months as of 31 December 2011 (31 December 2010: CHF 31 million).

	31.12.11				31.12.10
CHF million	Level 1	Level 2	Level 3	Total

Financial investments available-for-sale by product

Debt instruments

Government bills / bonds	33,999	868	33	34,899	57,642

Corporate bonds, municipal bonds, including bonds issued by financial institutions	632	7,881	77	8,590	11,670

Investment fund units[1]	24	416	5	445	441

Asset-backed securities	0	8,541	0	8,541	4,097

of which: mortgage-backed securities	0	8,541	0	8,541	4,093

Total debt instruments[1]	34,654	17,706	115	52,475	73,850

Equity instruments

Shares	155	30	296	481	690

Private Equity investments	0	1	216	218	227

Total equity instruments[1]	155	32	512	699	918

Total financial investments available-for-sale	34,810	17,738	627	53,174	74,768

1 From 2011 onwards, investment fund units have been classified as debt instruments; previously these investment fund units were classified as equity instruments. The comparative period has been adjusted accordingly. Refer to “Note 1 Summary of significant accounting policies” for more information.

Financial information

Note 14 Investments in associates

CHF million	31.12.11	31.12.10
Carrying amount at the beginning of the year	790	870

Additions	1	19

Disposals	(4)	(93)

Income	42	86

Other comprehensive income	(27)	(1)

Impairments	0	(6)

Dividends paid	(28)	(29)

Foreign currency translation	21	(55)

Carrying amount at the end of the year	795	790

Significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest. Refer to “Note 33 Significant subsidiaries and associates”.

CHF million	31.12.11	31.12.10
Assets	5,806	6,391

Liabilities	3,789	4,391

Revenues	1,356	1,371

Net profit	181	239

Note 15 Property and equipment

At historical cost less accumulated depreciation
CHF million	Own-used properties	Leasehold improvements	IT hardware, software and communication	Other machines and equipment	Projects in progress	31.12.11	31.12.10
Historical cost

Balance at the beginning of the year	8,617	2,832	4,002	700	213	16,364	17,169 [1]

Additions	62	76	393	55	542	1,129	538

Additions from acquired companies	0	1	1	0	0	2	0

Disposals/ write-offs [2]	(69)	(336)	(357)	(29)	0	(791)	(629)[1]

Reclassifications	67	93	5	11	(216)	(40)	(132)

Foreign currency translation	1	8	5	(1)	6	19	(583)

Balance at the end of the year	8,679	2,674	4,049	736	545	16,683	16,364 [1]

Accumulated depreciation

Balance at the beginning of the year	4,844	2,005	3,625	518	0	10,991	11,073 [1]

Depreciation[3]	194	217	293	57	0	761	918

Disposals/ write-offs [2]	(69)	(327)	(328)	(28)	0	(752)	(575)[1]

Reclassifications	(34)	23	0	(1)	0	(12)	12

Foreign currency translation	(2)	12	5	1	0	16	(437)

Balance at the end of the year	4,934	1,930	3,596	546	0	11,005	10,991 [1]

Net book value at the end of the year[4]	3,745	744	453	190	545	5,678	5,373

1  In 2011, we corrected the amounts presented for 2010 for both historical cost and accumulated depreciation. Net book value at the end of the year was not impacted.  2  Includes write-offs of fully depreciated assets.  3  In 2011, amounts presented include a CHF 22 million net reversal of impairments of own used property, CHF 29 million net impairments of leasehold improvements and CHF 3 million net impairments of other machines and equipment.  4  Fire insurance value of property and equipment is CHF 13,075 million (2010: CHF 13,092 million), predominantly related to real estate.

Investment properties at fair value
CHF million	31.12.11	31.12.10
Balance at the beginning of the year	94	116

Additions	0	3

Sales	(87)	(23)

Revaluations	4	2

Reclassifications	(1)	6

Foreign currency translation	(1)	(10)

Balance at the end of the year	10	94

Financial information

Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets

Introduction

As of 31 December 2011, the following four segments carried goodwill: Wealth Management (CHF 1.3 billion), Wealth Management Americas (CHF 3.3 billion), Global Asset Management (CHF 1.4 billion), and the Investment Bank (CHF 3.0 billion). For the purpose of testing goodwill for impairment, UBS considers the segments as reported in “Note 2a Segment reporting” as separate cash-generating units, and determines the recoverable amount of a segment on the basis of the value in use. On the basis of the impairment testing methodology described below, UBS concluded that the year-end 2011 balances of goodwill allocated to its segments remain recoverable.

Methodology for goodwill impairment testing

The recoverable amount is determined using a discounted cash flow model, which uses inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five individually forecasted years and the terminal value. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the discount rate and the long-term growth rate.

The carrying amount for each segment is determined by reference to the equity attribution framework. Within this framework, which is described in the “Capital management” section of this report, management attributes equity to the businesses after considering their risk exposure, RWA usage, asset size, goodwill and intangible assets. The framework is used primarily for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equates to the capital that a segment requires to conduct its business and is considered an appropriate starting point from which to determine the carrying value of the segments. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.

Assumptions

Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to changes in the discount rates, and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term economic growth rates for different regions worldwide. Earnings available to shareholders are estimated based on forecast results, which are part of the Business plan approved by the Board of Directors. The discount rates are determined by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of UBS’s management.

Key assumptions used to determine the recoverable amounts of each segment are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by up to 20%, the discount rates were changed by 1% and the long-term growth rates were changed by 0.5%. Under all but one scenario, the recoverable amounts for each of the segments exceeded their respective carrying amounts such that the reasonably possible changes in key assumptions would not result in impairment. When forecast earnings from the Investment Bank are changed by 20%, the Investment Bank’s carrying amount exceeds the recoverable amount. At 31 December 2011, the Investment Bank’s recoverable amount exceeds its carrying amount by CHF 3.8 billion. If forecast earnings for the Investment Bank were changed by approximately 12%, then the Investment Bank’s recoverable amount would be equal to its carrying amount.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. This may be the case if the regulatory pressure on the banking industry further intensifies and conditions in the financial markets diminish our performance relative to forecast. Recognition of any impairment of goodwill would reduce IFRS Equity attributable to UBS shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the Basel capital framework, there would be no impact to the BIS tier 1 capital ratio or BIS total capital ratio of the UBS Group.

Discount and growth rates

	Discount rates		Growth rates
In %	31.12.11	31.12.10	31.12.11	31.12.10
Wealth Management	10.7	9.0	1.7	1.2

Wealth Management Americas	10.0	9.0	2.4	2.4

Global Asset Management	10.0	9.0	2.4	2.4

Investment Bank	12.0	11.0	2.4	2.4

Financial information

Note 16 Goodwill and intangible assets (continued)

	Goodwill	Intangible assets
CHF million	Total	Infrastructure	Customer relationships, contractual rights and other	Total	31.12.11	31.12.10
Historical cost

Balance at the beginning of the year	9,115	710	809	1,519	10,634	11,795

Additions and reallocations	(7)[1]	0	47	47	40	34

Disposals	0	0	(2)	(2)	(2)	(3)

Write-offs[2]	0	0	0	0	0	(1)

Foreign currency translation	(35)	3	0	3	(32)	(1,190)

Balance at the end of the year	9,074	713	854	1,567	10,641	10,634

Accumulated amortization and impairment

Balance at the beginning of the year	0	362	450	812	812	787

Amortization	0	34	56	90	90	105

Impairment	0	0	37	37	37	12

Disposals	0	0	0	0	0	0

Write-offs[2]	0	0	0	0	0	(1)

Foreign currency translation	0	4	4	8	8	(91)

Balance at the end of the year	0	399	547	946	946	812

Net book value at the end of the year	9,074	314	307	621	9,695	9,822

1  Mainly includes the addition of CHF 11 million related to two business acquisitions completed in 2011, more than offset by a downward purchase price adjustment of CHF 20 million for an acquisition completed prior to the adoption of IFRS 3 revised. Refer to “Note 35 Business combinations” for more information.  2  Represents write-offs of fully amortized intangible assets.

Financial information

Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets (continued)

The following table presents the disclosure of goodwill and intangible assets by business unit for the year ended 31 December 2011.

CHF million	Balance at the beginning of the year	Additions and reallocations	Disposals	Amortization	Impairment	Foreign Currency translation	Balance at the end of the year
Goodwill

Wealth Management	1,351	(20)[1]				(12)	1,319

Wealth Management Americas	3,303					(10)	3,293

Global Asset Management	1,448	7				(13)	1,442

Investment Bank	3,013	7				0	3,019

UBS	9,115	(7)				(35)	9,074

Intangible assets

Wealth Management	100	1		(6)	(31)	(2)	62

Wealth Management Americas	425	6		(48)		(1)	382

Global Asset Management	40	9		(7)	(1)	(1)	41

Investment Bank	143	30	(2)	(30)	(4)	(1)	136

UBS	707	47	(2)	(90)	(37)	(5)	621

1  Reflects a downward purchase price adjustment of CHF 20 million for an acquisition completed prior to the adoption of IFRS 3 revised.

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets
Estimated, aggregated amortization expenses for:

2012	90

2013	83

2014	76

2015	75

2016	63

2017 and thereafter	212

Not amortized due to indefinite useful life	22

Total	621

Note 17 Other assets

CHF million	31.12.11	31.12.10
Prime brokerage receivables	6,103	16,395

Deferred pension expenses[1]	3,300	3,174

Settlement and clearing accounts	482	708

Properties and other non-current assets held for sale	183	302

VAT and other tax receivables	176	275

Other receivables	2,222	1,827

Total other assets	12,465	22,681

1  Refer to “Note 29 Pension and other post-employment benefit plans” of this report for more information.

Financial information

Balance sheet notes: liabilities

Note 18 Due to banks and customers

CHF million	31.12.11	31.12.10
Due to banks	30,201	41,490

Due to customers in savings and investment accounts	114,079	104,607

Other amounts due to customers	228,330	227,694

Total due to customers	342,409	332,301

Total due to banks and customers	372,610	373,791

Note 19 Financial liabilities designated at fair value and debt issued held at amortized cost

Financial liabilities designated at fair value

CHF million	31.12.11	31.12.10[1]
Bonds and structured debt instruments issued

Equity linked	40,104	47,810

Credit linked	10,481	13,100

Rates linked	22,561	23,462

Other	1,912	3,671

Total	75,059	88,043

Structured debt instruments – OTC	13,001	12,475

Repurchase agreements	477	93

Loan commitments[2]	445	145

Total	88,982	100,756

1 In 2011, we corrected the classification of bonds and structured debt instruments issued. 2 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn down and recognized as loans. See Note 1a) 8) for additional information.

As of 31 December 2011, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 6.1 billion higher than the carrying value. As of 31 December 2010, the contractual redemption amount at maturity of such liabilities was

CHF 3.7 billion higher than the carrying value. The 2010 number has been corrected from CHF 11.1 billion to CHF 3.7 billion. Refer to Note 1a) 8) for details on Financial liabilities designated at fair value through profit or loss.

Debt issued (held at amortized cost)

CHF million	31.12.11	31.12.10
Short-term debt	71,377	56,039

Long-term debt:

Senior bonds	53,113	54,627

Subordinated bonds	7,035	8,547

Debt issued through the central bond institutions of the Swiss regional or cantonal banks	7,141	8,455

Medium-term notes	1,951	2,605

Total[1]	140,617	130,271

1 Net of bifurcated embedded derivatives with a net fair value of CHF 955 million as of 31 December 2011 (31 December 2010: CHF 1,357 million).

Financial information

Notes to the consolidated financial statements

Note 19 Financial liabilities designated at fair value and debt issued held at amortized cost (continued)

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1a) 15) and “Note 23 Derivative instruments and hedge accounting”. As a result of applying hedge accounting, as of 31 December 2011 and 31 December 2010, the carrying value of debt issued was CHF 2,051 million and CHF 913 million higher, respectively, reflecting changes in fair value due to interest rate movements.

The Group issues both CHF- and non-CHF- denominated fixed-rate and floating-rate debt.

Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. As of 31 December 2011 and 31 December 2010, the Group had CHF 7,035 million and CHF 8,547 million in subordinated debt, respectively.

A majority of the subordinated debt outstanding as of 31 December 2011 pays a fixed rate of interest, with the remainder paying floating-rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR). Both the fixed and floating rate instruments provide for a single principal payment upon maturity.

As of 31 December 2011 and 31 December 2010, the Group had CHF 137,263 million and CHF 153,730 million in unsubordinated debt (excluding short-term debt, compound debt instruments – OTC, repurchase agreements and loan commitments designated at fair value), respectively.

The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms and does not consider early redemption features. It should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their re-pricing characteristics into those of floating-rate debt.

Contractual maturity dates
CHF million, except where indicated	2012	2013	2014	2015	2016	2017–2021	Thereafter	Total 31.12.11	Total 31.12.10
UBS AG (Parent Bank)

Senior debt

Fixed rate	61,969	15,694	10,443	8,193	4,865	20,365	5,486	127,015	116,193	[1]

Interest rates (range in %)	0–10.0	0–10.0	0–8.8	0–8.4	0–10.0	0–8.4	0–8.0

Floating rate	19,620	10,244	6,471	6,087	4,235	6,280	11,403	64,339	81,946	[1]

Subordinated debt

Fixed rate	0	0	386	1,064	1,422	2,457	1,022	6,350	6,412

Interest rates (range in %)			3.1	2.4–7.4	3.1–5.9	4.1–7.4	6.4–8.8

Floating rate	0	0	0	0	0	685	0	685	2,134

Subtotal	81,589	25,938	17,300	15,344	10,522	29,787	17,911	198,390	206,685

Subsidiaries

Senior debt

Fixed rate	17,961	266	137	104	713	3,411	849	23,443	14,396

Interest rates (range in %)	0–8.2	0–2.8	0–7.6	0–7.4	0–8.3	0–8.1	0–6.2

Floating rate	605	1,327	624	1,076	313	1,328	2,492	7,766	9,947

Subtotal	18,566	1,593	762	1,181	1,027	4,739	3,341	31,208	24,342

Total	100,155	27,531	18,062	16,525	11,548	34,526	21,252	229,599	231,027

1 In 2011, we corrected the split of fixed rate and floating rate senior debt. Total fixed rate senior debt was corrected from CHF 138,767 million to CHF 116,193 million. Total floating rate senior debt was corrected from CHF 59,372 million to CHF 81,946 million. Total senior debt was not impacted.

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

Financial information

Note 20 Other liabilities

CHF million	31.12.11	31.12.10
Prime brokerage payables	36,746	36,383

Amounts due under unit-linked investment contracts	16,481	18,125

Provisions[1]	1,626	1,704

Settlement and clearing accounts	874	961

Current tax liabilities	505	750

Deferred tax liabilities[2]	79	97

VAT and other tax payables	492	579

Accrued pension and post-employment benefit liability[3]	406	395

Other payables[4]	4,482	4,726

Total other liabilities	61,692	63,719

1 Presentational changes have been made in 2011. Total provisions now also include provisions for loan commitments and guarantees. Refer to “Note 21 Provisions and contingent liabilities” for more information. 2 Refer to “Note 22 Income taxes” for more information. 3 Refer to “Note 29 Pension and other post-employment benefit plans” for more information. 4 2011 includes third-party interest in consolidated limited partnerships of CHF 1.4 billion (2010: CHF 0.9 billion) and liabilities from cash settled employee compensation plans of CHF 1.6 billion (2010: CHF 1.7 billion).

Note 21 Provisions and contingent liabilities

a) Provisions
CHF million	Operational risks[1]	Litigation and regulatory matters[2]	Restructuring	Loan commitments and guarantees	Other[3]	Total 31.12.11	Total 31.12.10[4]
Balance at the beginning of the year	56	618	281	130	619	1,704	2,401

Additions from acquired companies	0	0	0	0	2	2	0

Increase in provisions recognized in the income statement	60	396	393	6	92	947	1,126

Release of provisions recognized in the income statement	(9)	(87)	(55)	(28)	(109)	(288)	(286)

Provisions used in conformity with designated purpose	(50)	(455)	(115)	(14)	(82)	(716)	(1,341)

Capitalized reinstatement costs	0	0	0	0	(2)	(2)	(24)

Disposal of subsidiaries	0	0	0	0	(1)	(1)	(1)

Reclassifications	0	0	(49)[5]	(2)	0	(52)	8

Foreign currency translation/Unwind of discount	2	10	13	1	7	32	(180)

Balance at the end of the year	58	482	467	93	525	1,626	1,704

1 Includes provisions for litigation resulting from security risks and transaction processing risks. 2 Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this Note. 3 Includes reinstatement costs for leasehold improvements which amounted to CHF 109 million on 31 December 2011 (CHF 122 million on 31 December 2010), provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items. 4 Presentational changes have been made in 2011. Total provisions now also include provisions for loan commitments and guarantees. These provisions were previously separately disclosed in “Note 20 Other liabilities”. 5 Reflects a reclassification to share premium of the restructuring provisions related to share-based compensation.

Financial information

Notes to the consolidated financial statements

Note 21 Provisions and contingent liabilities (continued)

b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

Certain potentially significant legal proceedings or threatened proceedings as of 31 December 2011 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.

1) Municipal bonds

On 4 May 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. However, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

2) Auction rate securities

In late 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in mid-February 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in (i) several putative class actions; (ii) arbitration and litigation claims asserted by investors relating to ARS, including a pending consequential damages claim by a former customer for damages of USD 76 million; and (iii) arbitration and litigation claims asserted by issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several recently filed arbitration claims alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief.

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

4) Matters related to the credit crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007, UBS’s structuring and underwriting of certain CDOs during the first and second quarters of 2007, and UBS’s reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. UBS has provided docu-

Financial information

Note 21 Provisions and contingent liabilities (continued)

ments and testimony to the SEC and is continuing to cooperate with the SEC in its investigations. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, concerning various matters related to the credit crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

5) Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. UBSFS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. UBSFS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities which was settled for USD 1 million, and is responding to investigations by other state regulators relating to the sale of these notes to UBSFS’s customers. The customer litigations and regulatory investigations relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers. In April 2011, UBSFS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US.

6) Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 45 billion in original face amount of RMBS underwritten or issued by UBS. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approxi-

mately USD 9 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 36 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

These lawsuits include an action brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac and collectively with Fannie Mae, the GSEs) in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits, which were initially filed in July 2011 and then amended in September 2011, assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The FHFA also filed suits in September 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. Additionally, UBS is named as a defendant in three lawsuits brought by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights.

On 29 September 2011 a federal court in New Jersey dismissed on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The plaintiff filed an amended complaint on 31 October 2011, which UBS has again moved to dismiss on statute of limitations grounds, among others. The motion remains pending.

As described below under “c) Other contingent liabilities”, UBS has also received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust.

On 2 February 2012, Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, filed suit against UBS Real Estate Securities Inc. (UBS RESI) in a New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS sponsored RMBS insured by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warran-

Financial information

Notes to the consolidated financial statements

Note 21 Provisions and contingent liabilities (continued)

ties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million to date, compensatory and consequential losses, fees, expenses and pre-judgment interest.

7) Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In September 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US. On 15 December 2011, Defendants moved to dismiss the claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In March 2011, the court dismissed the ERISA complaint. The plaintiffs have sought leave to file an amended complaint.

8) Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009, UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. UBS (Luxembourg) SA and certain other UBS subsidiaries are also responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In December 2009 and March 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. The amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants was not less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in November 2011 the District Court dismissed all of the Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the Trustee lacks standing to bring such claims. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9) Transactions with City of Milan and other Italian public sector entities

In January 2009, the City of Milan (City) filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the

Financial information

Note 21 Provisions and contingent liabilities (continued)

banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. The case is currently stayed following a petition filed by the four banks to the Italian Court of Cassation challenging the jurisdiction of the Italian courts but is likely to be resumed following the recent decision of the Court which confirmed jurisdiction of the Italian courts. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with the City. In the criminal proceedings, UBS Limited also faces an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City has separately asserted claims for damages against UBS Limited and UBS individuals in those proceedings. UBS is engaged in discussions with the City in relation to a possible settlement of the City’s claims. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. Florence and Tuscany have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. UBS is resisting these attempts.

UBS has itself commenced proceedings before English courts against the City of Milan and certain other Italian public entities in connection with various derivative transactions with Italian public entities. These proceedings are aimed at obtaining declaratory judgments as to the validity and enforceability of UBS’s English law contractual arrangements with its counterparties and, to the extent relevant, the legitimacy of UBS’s conduct in respect of those counterparties. The English proceedings against the City of Milan and the Region of Tuscany have been stayed by agreement of the parties.

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

11) Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. In October 2010, the English court ruled that it has jurisdiction and will hear the proceedings, and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has served Particulars of Claim and KWL has served its Defence and Counterclaim which also joins UBS Limited and another bank to the proceedings.

In March 2010, KWL commenced proceedings in Leipzig, Germany, against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL has also withdrawn its civil claims against UBS and one of the other banks in the German courts and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against the third bank are now proceeding before the German courts. In December 2011, the Leipzig court ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a Third Party Notice served by Landesbank Baden-Wurttemberg on UBS in the Leipzig proceedings.

The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS commenced separate proceedings in the English

Financial information

Notes to the consolidated financial statements

Note 21 Provisions and contingent liabilities (continued)

High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The back-to-back CDS transactions were terminated in April and June 2010. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 183 million plus interest. The stay of the court proceedings against one of the bank swap counterparties has been terminated by UBS, and UBS has added a money claim to the proceedings. The other swap counterparty has terminated the stay of the proceedings brought against it by UBS Limited and has added a claim against KWL to those proceedings, which will now proceed.

In January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

In November 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

12) Puerto Rico

The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. UBS is engaged in settlement discussions with the SEC staff; however, there is no assurance that a settlement will be reached. UBS and several unrelated parties were also sued in Puerto Rico superior court in October 2011 in a purported civil derivative action seeking to bring claims on behalf of the Employee Retirement System of Puerto Rico related to, among other things, the issuance of the bonds underwritten by UBS and the investment of the proceeds of those bond issuances.

13) LIBOR

Several government agencies, including the SEC, the US Commodity Futures Trading Commission, the DOJ and the FSA, are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR rates. We understand that the investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR rates at certain times. In addition, the Swiss Competition Commission (WEKO) has commenced an investigation of numerous banks and financial intermediaries concerning possible collusion relating to LIBOR and TIBOR reference rates and certain derivatives transactions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

    On 16 December 2011, the Japan Financial Services Agency (JFSA) commenced an administrative action against UBS Securities Japan Ltd (UBS Securities Japan) based on findings by the Japan Securities and Exchange Surveillance Commission (SESC) that (i) a trader of UBS Securities Japan engaged in inappropriate conduct relating to Euroyen TIBOR (Tokyo Interbank Offered Rate) and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions; and (ii) serious problems in the internal controls of UBS Securities Japan resulted in its failure to detect this conduct. Based on the findings, the JFSA issued a Business Suspension Order requiring UBS Securities Japan to suspend trading in derivatives transactions related to Yen LIBOR and Euroyen TIBOR from 10 January to 16 January 2012 (excluding transactions required to perform existing contracts). The JFSA also issued a Business Improvement Order that requires UBS Securities Japan to (i) develop a plan to ensure compliance with its legal and regulatory obligations and to establish a control framework that is designed to prevent recurrences of the conduct identified in the JFSA’s administrative action, and (ii) provide periodic written reports to the JFSA regarding the company’s implementation of the measures required by the order. On the same day the JFSA also commenced an administrative action against UBS AG, Tokyo Branch, based on a finding that an employee of the Tokyo branch “continuously received approaches” from an employee of UBS Securities Japan regarding Euroyen TIBOR rate submissions, which was determined

Financial information

Note 21 Provisions and contingent liabilities (continued)

to be an inappropriate practice that was not reported to the branch’s management. Pursuant to this administrative action, the JFSA issued an order under the Japan Banking Act which imposes requirements similar to those imposed under the Business Improvement Order directed to UBS Securities Japan.

A number of putative class actions and other actions have been filed in federal courts in the US against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws.

14) SinoTech Energy Limited

Since August 2011, multiple putative class action complaints have been filed, and have since been consolidated, in the United States District Court for the Southern District of New York against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of the offering, and its underwriters, including UBS, alleging, among other claims, that the registration statement and prospectus in connection with SinoTech’s 3 November 2010 USD 168 million initial public offering of American Depositary Shares contained materially misleading statements and omissions, in violation of the US federal securities laws. UBS underwrote 70% of the offering. Plaintiffs seek unspecified compensatory damages, among other relief.

15) Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. If the holding in this case is not reversed on appeal and is followed in other cases, UBS (like other banks in Switzerland) could be subject to reimbursement claims by certain clients for fees retained in the past.

16) Unauthorized trading incident

FINMA and the FSA have been conducting a joint investigation of the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. In addition, FINMA and the FSA have announced that they have commenced enforcement proceedings against UBS in relationto this matter.

c) Other contingent liabilities

Demands related to sales of mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS RESI, acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans.

A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including a GSE, that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. We have tolling agreements with some of these institutional purchasers and insurers concerning their potential claims. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 29 February 2012.

Financial information

Notes to the consolidated financial statements

Note 21 Provisions and contingent liabilities (continued)

Loan repurchase demands by year received – original principal balance of loans[1]

USD million	2006–2008	2009	2010	2011	through 29 February 2012	Total
Actual or agreed loan repurchases / make whole payments by UBS	11.7	1.4				13.1

Demands resolved or expected to be resolved through enforcement of indemnification rights against third party originators		77.4	1.8	46.2	5.3	130.7

Demands resolved in litigation	0.6	20.7				21.3

Demands in litigation[2]			345.6	652.1		997.1

Demands rebutted by UBS but not yet rescinded by counterparty		4.0	1.8	368.5	12.1	386.4

Demands rescinded by counterparty	110.2	99.6	18.8	8.1		236.8

Demands in review by UBS		2.1	0.1	9.1	85.6	97.5

Total	122.5	205.1	368.2	1,084.1	103.1	1,882.9

1 Loans submitted by multiple counterparties are counted only once. This is a change from our prior practice in the presentation of this information. For this reason, the comparable table in our fourth quarter 2011 report included double-counted loans with an original principal balance of approximately USD 42.4 million.  2  Includes (i) USD 124.9 million of demands in litigation which were previously classified as Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators; and (ii) USD 47.7 million of demands in litigation which were previously classified as Actual or agreed loan repurchases / make whole payments by UBS.

Our balance sheet as of 31 December 2011 reflected a provision of USD 104 million (adjusted from USD 93 million previously reported) based on our best estimate of the loss arising from certain loan repurchase demands received since 2006 to which we have agreed or which remain unresolved, and for certain anticipated loan repurchase demands of which we have been informed. Assured Guaranty advised UBS in 2011 that it intended to make loan repurchase demands that were estimated to be at least USD 900 million in original principal balance. Of the USD 598 million (by original principal balance) of purported loan repurchase demands received in the fourth quarter of 2011 and through 29 February 2012, approximately USD 489 million of such demands were received from Assured Guaranty. As described above under “b) Litigation and regulatory matters”, Assured Guaranty filed a lawsuit against UBS RESI on 2 February 2012 relating to certain of these repurchase demands, among others. It is not clear when or to what extent additional demands will be made by Assured Guaranty or others. UBS also cannot reliably estimate when or to what extent the provision will be utilized in connection with actual loan repurchases or payments for liquidated loans, because both the submission of loan repurchase demands and the timing of resolution of such demands are uncertain.

Payments made by UBS to date to resolve repurchase demands have been for liquidated adjustable rate mortgages that provide the borrower with a choice of monthly payment options (Option ARM loans). These payments were equivalent to approximately 62% of the original principal balance of the Option ARM loans. The corresponding percentages for other loan types can be expected to vary. With respect to unliquidated Option ARM loans that UBS has agreed to repurchase, UBS expects severity rates will be similar to payments made for liquidated loans. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared with those that have been the subject of past demands.

In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010 and 2011, UBS has in turn asserted indemnity or repurchase demands against originators. Only a small number of our demands have been resolved, and we have not recognized any asset on our balance sheet in respect of the unresolved demands. UBS has also advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

Financial information

Note 22 Income taxes

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09

Tax expense / (benefit) from continuing operations

Swiss

Current	23	(75)	55

Deferred	1,063	668	23

Foreign

Current	83	300	462

Deferred	(246)	(1,273)	(983)

Total income tax expense / (benefit) from continuing operations	923	(381)	(443)

Tax expense from discontinued operations

Swiss	0	0	0

Total income tax expense from discontinued operations	0	0	0

Total income tax expense / (benefit)	923	(381)	(443)

The Swiss net deferred tax expense of CHF 1,063 million reflects a tax expense of CHF 949 million for the amortization of deferred tax assets, as tax losses are used against profits arising from business operations. In addition, it reflects a tax charge of CHF 245 million relating to the revaluation of deferred tax assets (reflecting updated profit forecast assumptions including the expected geographical mix) partly offset by a CHF 131 million tax effect relating to the unauthorized trading incident.

The foreign net deferred tax benefit of CHF 246 million reflects a US tax benefit of CHF 400 million, which mainly relates to a write-up of deferred tax assets for US tax losses incurred in previous years, predominantly in the parent bank, UBS AG. This was partly offset by a tax expense of CHF 41 million relating to the downward revaluation of deferred tax assets for Japan, following a change in statutory tax rates and loss offset rules, and a tax expense of CHF 113 million for the amortization of deferred tax assets, as tax losses are used against profits in various locations.

The net current tax expense of CHF 106 million (Swiss CHF 23 million, foreign CHF 83 million) reflects tax expenses of CHF 277 million in relation to taxable profits of Group entities, partly offset by current tax benefits of CHF 171 million relating to prior periods. A deferred tax expense of CHF 17 million related to prior years reduces the net tax benefits related to prior years to CHF 155 million.

The Group made net corporate income tax payments, including Swiss and foreign taxes, of CHF 349 million, CHF 498 million and CHF 505 million in 2011, 2010, and 2009 respectively. The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are as follows:

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09
Operating profit from continuing operations before tax	5,350	7,455	(2,561)

of which: Swiss	4,743	5,999	4,871

of which: foreign	607	1,456	(7,433)

Income taxes at Swiss tax rate of 21.5% for 2011, 2010 and 2009	1,150	1,603	(551)

Increase/(decrease) resulting from:

Applicable tax rates differing from Swiss tax rate	106	(49)	(1,636)

Tax effects of losses not recognized	939	275	1,188

Previously unrecorded tax losses now utilized	(8)	(1,225)	(79)

Non-taxable and lower taxed income	(1,189)	(889)	(932)

Non-deductible expenses and additional taxable income	674	1,985	1,012

Adjustments related to prior years	(155)	(258)	(65)

Change in deferred tax valuation allowances	(676)	(1,820)	552

Adjustments to deferred tax balances arising from changes in tax rates	42	11	14

Other items	39	(14)	55

Income tax expense / (benefit) from continuing operations	923	(381)	(443)

Financial information

Notes to the consolidated financial statements

Note 22 Income taxes (continued)

Certain deferred tax asset and liability movements are recognized directly in equity, including the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than Swiss francs. In particular, in 2011, a net deferred tax charge of CHF 218 million was reflected directly in equity. This included a tax charge reflected in other comprehensive income of CHF 498 million, which mainly related to an increase in a Swiss deferred tax liability for cash flow hedges, partly offset by a tax benefit in the share premium account of CHF 280 million, which mainly reflects an increase in recognized Swiss tax losses incurred in previous years that are of an equity nature for IFRS accounting purposes.

In the table below, the valuation allowance represents amounts that are not expected to provide future benefits due to insufficient projected future taxable income.

UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items as shown in the table below. For entities that incurred losses in either the current or preceding year, CHF 564 million is recognized as deferred tax assets as of 31 December 2011 (CHF 9,147 million as of 31 December 2010).

CHF million	31.12.11			31.12.10
Deferred tax assets	Gross	Valuation allowance	Recognized	Gross		Valuation allowance	Recognized
Compensation and benefits	1,780	(1,564)	216	1,993		(1,791)	201

Tax loss carry-forwards	27,171	(19,122)	8,049	28,186	[1]	(19,258)[1]	8,929

Trading assets	880	(813)	67	1,164		(999)	165

Other	1,641	(1,447)	194	2,002		(1,776)	226

Total deferred tax assets	31,471	(22,946)	8,526	33,345		(23,823)	9,522

Deferred tax liabilities
Compensation and benefits			0				0

Property and equipment			1				0

Financial investments and associates			32				25

Trading assets			1				1

Goodwill and intangible assets			37				40

Other			6				31

Total deferred tax liabilities			79				97

1 In 2011, we corrected the amounts presented for gross deferred tax assets for tax loss carry-forwards as of 31 December 2010 from CHF 28,474 million to CHF 28,186 million and valuation allowance correspondingly from CHF 19,546 million to CHF 19,258 million. Total recognized deferred tax assets were not affected.

The deferred tax assets recognized as of 31 December 2011 in respect of tax losses have been based on profitability assumptions over a five-year horizon. The expected future profitability is based on business plan assumptions, as adjusted to take into account the recognition criteria of IAS 12. If the business plan earnings and assumptions in future periods substantially deviate from the current assumptions, the amount of deferred tax assets may need to be adjusted in the future.

As of 31 December 2011, tax losses totaling CHF 52,073 million which are not recognized as deferred tax assets, are available to be offset against future taxable income. The tax losses not recognized as deferred tax assets expire as follows:

CHF million	31.12.11	31.12.10
Within 1 year	3	0

From 2 to 5 years	29	3,184

From 6 to 10 years	85	54

From 11 to 20 years	38,647	38,761	[1]

No expiry	13,309	11,174

Total	52,073	53,173

1 In 2011, we corrected the tax losses not recognized as deferred tax assets as of 31 December 2010 from CHF 36,943 million to CHF 38,761 million.

In general, Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period.

The Group provides for deferred income taxes on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested.

As of 31 December 2011, no such earnings were treated as indefinitely invested.

Financial information

Note 23 Derivative instruments and hedge accounting

Derivatives: overview

A derivative is a financial instrument, the value of which is derived from the value of a variable (“underlying”). Underlyings may be indices, exchange or interest rates, or the value of shares, commodities, bonds, or other financial instruments. A derivative commonly requires no initial investment by either counterparty to the trade.

The majority of derivative contracts are negotiated with respect to notional amounts, tenor, price and settlement mechanisms, as is customary with other financial instruments. The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the reference against which changes in the value of the derivative are measured. Notional values, in themselves, are generally not a direct indication of the values which are exchanged between parties, and are therefore not a direct measure of risk or financial exposure, but are viewed as an indication of the scale of the different types of derivatives entered into by the Group.

Over-the-counter (OTC) contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master trading agreement (MTA) between UBS and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on organized exchanges; these are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value, and consequently reduced credit risk. During 2011, the industry continued to promote the use of Central Counterparties (CCP) to clear OTC trades. The trend toward CCP clearing and settlement will generally facilitate the reduction of systemic credit exposures.

Derivative instruments are measured at fair value and generally classified as Positive replacement values and Negative replacement values on the face of the balance sheet. Derivative instruments that trade on an exchange or through a clearing house are generally classified as Cash collateral receivable or payable on derivative instruments. They are not classified within replacement values because the change in fair value of these instruments is economically settled each day through the cash payment of variation margin. Products that receive this treatment are futures contracts, 100% daily margined exchange traded options, interest rate swaps transacted with the London Clearing House and certain credit derivative contracts.

    Additionally, for presentation purposes, the Group is subject to the IFRS netting provisions for other derivative contracts, if all the following conditions exist: contracts are with the same legal counterparty; the Group has legally enforceable rights to set off amounts due; the contracts have common maturity dates; and the parties intend to settle net, which may be evidenced by current practice. Changes in the replacement values of derivatives are recorded in net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships as described in “Note 1a) 15) Derivative instruments and hedge accounting”.

Valuation principles and techniques applied in the measurement of fair value derivative instruments are discussed in “Note 26a) Valuation principles”. Positive replacement values represent the estimated amount the Group would receive if the derivative contract were settled in full on the balance sheet date. Negative replacement values indicate the value at which the Group would extinguish its obligations in respect of the underlying contract, were it required or entitled to do so on the balance sheet date.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below, the Group is engaged in extensive high volume market-making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in “Note 26c Valuation techniques by product”.

The main types of derivative instruments used by the Group are:
–

Options and warrants: options and warrants are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option), or to sell (put option) at, or before, a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded in the OTC market, or on a regulated exchange, and may be traded in the form of a security (warrant).

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

–

Cross-currency swaps: Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start or end of the contract. Most cross-currency swaps are traded in the OTC market.

The main products and underlyings, that the Group uses are:
–	Interest rate contracts: Interest rate products include interest rate swaps, swaptions and caps and floors.

Financial information

Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

–

Credit derivatives: Credit default swaps (CDSs) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following the occurrence of a contractually defined credit event with respect to a specified third-party credit entity. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity, and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is generally terminated. An elaboration of credit derivatives is included in a separate section below.

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

–

Foreign exchange contracts: Foreign exchange contracts will include spot, forward and cross-currency swaps and options and warrants. Forward purchase and sale currency contracts are typically executed to meet client needs and for trading and hedging purposes.

–

Equity/Index contracts: The Group uses equity derivatives linked to single names, indices and baskets of single names and indices. The indices used may be based on a standard market index, or may be defined by UBS. The product types traded include vanilla listed derivatives, both options and futures, total return swaps, forwards and exotic OTC contracts.

–

Commodities contracts: The Group has an established commodity derivatives trading business, which includes the commodity index, the structured business and the flow business. The index and structured business are client facilitation businesses trading exchange traded funds, OTC swaps and options on commodity indices. The underlying indices cover third party and UBS defined indices such as the UBS Bloomberg Constant Maturity Commodity Index and the Dow Jones UBS Commodity indices. The flow business is investor led and incorporates both ETD and vanilla OTC products, for which the underlying covers the agriculture, base metals and energy sectors. All of the flow trading is cash settled with no physical delivery of the underlying.

–	Precious metals: The Group has an established precious metals ability in both flow and non-vanilla OTC products incorporating both physical and non-physical trading. The flow business is investor led and products include ETD, vanilla OTCs and certain non-vanilla OTCs. The vanilla OTCs are in forwards, swaps and options. The non-vanilla OTC business relates to cash-settled forwards similar in nature to non-deliverable forwards, meaning there is no physical delivery of the underlying.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is predominantly managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the audited portions of the “Market risk” section of this report.

Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited portions of the “Credit risk” section of this report. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure in its derivatives business with that counterparty. This is, for example, because on one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with other counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS’s balance sheet include netting in accordance with IFRS requirements (refer to “Note 1a) 35) Netting”), which is more restrictive than netting in accordance with Swiss Federal Banking law. Swiss Federal Banking law netting is generally based on close-out netting arrangements that are enforceable in case of insolvency. The positive and negative replacement values based on netting in accordance with Swiss Federal Banking law (factoring in cash collateral) are presented on the bottom of the table on the next page.

The notional amounts presented in the tables indicate a nominal value of transactions outstanding at the reporting date but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or market risks.

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

Derivative instruments[1]
	31.12.11					31.12.10[6]
CHF billion	Total PRV[2]	Notional values related to PRVs[2]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]
Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts[7]	2.0	1,610.0	2.3	1,637.4	0.0	1.9	1,320.7	2.3	1,233.6	0.0

Swaps	247.3	6,661.7	226.1	6,561.5	15,771.7	170.4	7,527.0	154.3	7,423.7	13,076.0

Options	46.7	1,173.2	48.0	1,185.2	0.0	31.2	785.3	32.5	822.8	0.0

Exchange-traded contracts

Futures					1,450.5					778.3

Options	0.0	124.0	0.0	127.8	0.0	0.0	43.7	0.0	49.4	0.0

Agency transactions[8]	0.1		0.1			0.2		0.2

Total	296.1	9,569.0	276.4	9,511.9	17,222.2	203.7	9,676.7	189.3	9,529.5	13,854.3

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	66.6	1,292.2	62.9	1,238.0	172.4	52.2	1,189.8	49.8	1,091.2	0.0

Total rate of return swaps	0.6	2.4	0.5	2.0	0.0	3.5	6.1	1.3	4.2	0.0

Options and warrants	0.1	3.6	0.1	4.6	0.0	0.1	11.9	0.1	9.5	0.0

Total	67.3	1,298.1	63.5	1,244.6	172.4	55.8	1,207.8	51.2	1,104.9	0.0

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	15.7	648.3	14.9	610.5	0.0	16.3	531.1	17.1	554.1	0.0

Interest and currency swaps	75.7	2,177.4	85.5	2,165.5	0.0	88.5	2,279.9	97.0	2,190.5	0.0

Options	5.8	367.8	5.8	346.4	0.0	8.7	515.1	8.8	483.4	0.0

Exchange-traded contracts

Futures					12.2					9.0

Options	0.0	0.1	0.0	0.6	0.0	0.0	0.0	0.0	0.1	0.0

Agency transactions[8]	0.0		0.0			0.0		0.0

Total	97.2	3,193.7	106.3	3,123.0	12.2	113.5	3,326.1	123.0	3,228.1	9.0

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	2.8	38.3	3.0	39.0	0.0	2.5	31.5	3.5	40.5	0.0

Options	8.7	69.0	8.9	86.9	0.0	8.1	67.0	8.6	81.0	0.0

Exchange-traded contracts

Futures					14.7					23.3

Options	3.3	84.6	3.7	85.2	0.0	3.8	94.4	3.7	98.2	0.0

Agency transactions[8]	3.9		4.2			7.5		7.6

Total	18.8	191.8	19.8	211.1	14.7	21.9	192.9	23.4	219.7	23.3

Table continues on the next page.

Financial information

Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

Table continued from previous page.

	31.12.11					31.12.10[6]
CHF billion	Total PRV[2]	Notional Values related to PRVs[3]	Total NRV[4]	Notional Values related to NRVs[3]	Other Notional values[3,5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other Notional values[3,5]
Commodities contracts

Over-the-counter (OTC) contracts

Forward contracts	2.8	29.9	2.3	21.4	0.0	2.8	19.5	3.2	21.7	0.0

Options	1.6	30.4	2.1	28.1	0.0	1.5	19.3	1.8	16.0	0.0

Exchange-traded contracts

Futures					17.7					37.8

Forward contracts[9]	0.1	36.7	0.2	35.0	0.0					0.0

Options	0.0	4.4	0.0	6.3	0.0	0.0	0.7	0.0	1.2	0.0

Agency transactions[8]	2.3		2.4			1.7		1.7

Total	6.9	101.3	7.0	90.9	17.7	6.0	39.5	6.6	38.9	37.8

Unsettled purchases of non-derivative financial assets[10]	0.2	39.8	0.2	10.7	0.0	0.2	36.5	0.1	18.8	0.0

Unsettled sales of non-derivative financial assets[10]	0.1	17.9	0.2	30.2	0.0	0.1	34.9	0.1	13.0	0.0

Total derivative instruments, based on IFRS netting	486.6	14,411.6	473.4	14,222.4	17,439.2	401.1	14,514.3	393.8	14,152.9	13,924.4

Replacement value netting, based on capital adequacy rules	(383.3)		(383.3)			(301.5)		(301.5)

Cash collateral netting, based on capital adequacy rules	(45.6)		(28.0)			(36.5)		(23.9)

Total derivative instruments, based on capital adequacy netting[11]	57.7		62.1			63.1		68.3

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table; these derivatives amount to a PRV of CHF 1.1 billion (2010: CHF 2.7 billion) (related notional values of CHF 24.8 billion (2010: CHF 8.6 billion)) and an NRV of CHF 0.2 billion (2010: CHF 1.3 billion) (related notional values of CHF 9.3 billion (2010: CHF 10.4 billion)). 2 PRV: Positive replacement value. 3 For 31 December 2011: in case of netting of replacement values on the balance sheet, notional values of gross derivatives are presented in accordance with the gross positive replacement value and gross negative replacement value of the netted derivatives, respectively. For 31 December 2010: in case of netting of replacement values on the balance sheet, the sum of the notional values of netted derivatives is presented in accordance with the related net positive replacement value or net negative replacement value of the netted derivatives. 4 NRV: Negative replacement value. 5 Receivables resulting from these derivatives are recognized on our balance sheet under Due from banks, Loans and Cash collateral receivables on derivative instruments totaling CHF 2.4 billion (2010: CHF 0.7 billion). Payables resulting from these derivatives are recognized on our balance sheet under Due to banks, Due to customers and Cash collateral payables on derivative instruments totaling CHF 2.7 billion (2010: CHF 2.7 billion). 6 In 2011, we corrected notional values for Interest rate and Equity / index contracts. In addition, we reclassified certain PRVs, NRVs and related notional amounts from Equity / index contracts to Commodities contracts. 7 Negative replacement values as of 31 December 2011 include CHF 0.2 billion related to derivative loan commitments (31 December 2010: 0.3 billion). The maximum irrevocable amount related to these commitments was CHF 6.1 billion as of 31 December 2011 (31 December 2010: CHF 1.0 billion), which is not reflected in the reported notional amounts. 8 Notional values of exchange-traded agency transactions are not disclosed due to their significantly different risk profile. 9 In 2010, these forward contracts were not reported as PRVs and NRVs, but on the balance sheet lines Loans and Due to customers, respectively. Notional values were reported as Other notional values. 10 Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values. 11 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law.

On a notional value basis, credit protection bought and sold held as of 31 December 2011 matures in a range of approximately 18% (2010: 10%) within one year, approximately 69% (2010: 70%) within 1 to 5 years and approximately 13% (2010: 20%) after 5 years. The maturity profile of OTC interest rate contracts held as of 31 December 2011, based on notional values, is as follows: approximately 42% (2010: 45%) mature within one year, 35% (2010: 33%) within 1 to 5 years and 23% (2010: 22%) over 5 years. Notional values of interest rate contracts cleared with The London Clearing House are presented under “other notional values” and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take,

transfer, modify, or reduce, current or expected risks. Trading activities include market making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

Detailed example: Credit derivatives

UBS is an active dealer in the fixed income market, including CDSs and related products, with respect to a large number of issuer’s securities. The primary purpose of these activities is for the benefit of UBS’s clients through market making activities and for the ongoing hedging of trading book exposures.

Market making activity consists of buying and selling single-name CDSs, index CDSs, loan CDSs and related referenced cash

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

instruments to facilitate client trading activity. UBS also actively utilizes CDSs to economically hedge specific counterparty credit risks in its accrual loan portfolio and off balance sheet loan portfolio (including loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios.

In addition, UBS actively utilizes CDSs to economically hedge specific counterparty credit risks in its OTC derivative portfolios including financial instruments which are designated at fair value through profit or loss. In 2010, market innovation and client demand for exposure to related products resulted in an expansion of structured activities and continuation of the Bank’s CDS flow trading. These activities included market making on behalf of clients in index, multi-name index, swap index option and first-to-default CDS products. 2011 saw a continuation of this client driven business. Where applicable, these products form part of structured arrangements and solutions, with clients seeking exposure to specific risks.

The value of protection bought and sold is not, in isolation, a measure of UBS’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDSs, and in connection with collateral arrangements in place.

As of 31 December 2011, the total notional value of protection bought was CHF 1,393 billion (CHF 63 billion Positive replacement values, CHF 3 billion Negative replacement values) and the total notional value of protection sold was CHF 1,322 billion (CHF 4 billion Positive replacement values, CHF 61 billion Negative replacement values).

UBS’s credit derivatives are usually traded as OTC contracts. Since 2009, in line with the broader derivatives industry, a number of initiatives have been launched in both the US and Europe to establish CCP solutions for OTC CDS contracts with the aim of reducing counterparty risk. UBS, along with other dealer members, has participated in these initiatives and continued to do so throughout 2011.

    A significant portion of UBS’s credit derivatives are traded under an ISDA MTA between UBS and its counterparty. UBS’s CDS trades are also documented using industry standard forms of documentation published by ISDA or equivalent terms documented in a bespoke (i.e. tailored) agreement. Those forms and agreements use standardized terms that form the basis for market conventions related to the types of credit events that would trigger performance (i.e. payment default, bankruptcy, etc. – see below) under a CDS. Those agreements and forms do not contain recourse provisions that would enable UBS to recover from third parties any amounts paid out by UBS (i.e. this is the case where a credit event occurs and UBS is required to make payment under a CDS).

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

Contingent collateral and termination features of

derivative liabilities

Certain derivative payables contain contingent collateral or termination features triggered upon a downgrade of the published credit rating of the Group in the normal course of business. Based on UBS’s credit ratings as of 31 December 2011, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 0.7 billion and CHF 2.1 billion would have been required in the event of a one-notch and two-notch reduction, respectively, in UBS’s long-term credit ratings. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings.

Derivatives transacted for hedging purposes

Derivatives used for structural hedging

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

Derivative transactions that qualify and are designated as hedges for accounting purposes are described under the corresponding headings in this note (fair value hedges, cash flow hedges and hedges of net investments in foreign operations). The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in “Note 1a) 15) Derivative instruments and hedge accounting”, under which terms used in the following sections are explained.

    The Group has also entered into various hedging strategies utilizing derivatives for which hedge accounting has not been applied. These include interest rate swaps and other interest rate derivatives (e.g. futures) for day-to-day economic interest rate risk management purposes. In addition, the Group has used equity futures, options and, to a lesser extent, swaps for economical hedging in a variety of equity trading strategies to offset underlying equity and equity volatility exposure. The Group has also entered into CDSs that provide economic hedges for credit risk exposures (refer to the credit derivatives section). Fair value changes of derivatives that are part of economic relationships, but do not qualify for hedge accounting treatment, are reported in Net trading income, except for forward points on certain FX swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information

Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

Fair value hedges of interest rate risk

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g. long-term fixed-rate debt issues) due to movements in market interest rates. The fair values of out-

standing interest rate swaps designated as fair value hedges were assets of CHF 2,422 million and liabilities of CHF 16 million as of 31 December 2011 and assets of CHF 1,171 million and liabilities of CHF 46 million as of 31 December 2010.

Fair value hedges of interest rate risk

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09
Gains/(losses) on hedging instruments	1,203	402	(171)

Gains/(losses) on hedged items attributable to the hedged risk	(1,172)	(383)	182

Net gains/(losses) representing ineffective portions of fair value hedges	31	19	11

Fair value hedges of portfolio of interest rate risk

The Group also applies fair value hedge accounting to mortgage loan portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included in Other assets on the balance sheet. The fair value of outstanding interest rate swaps designated for these hedges as of 31 December 2011 was a liability of CHF 1,389 million (31 December 2010: liability of CHF 972 million).

Fair value hedges of portfolio of interest rate risk1

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09
Gains/(losses) on hedging instruments	(461)	35	(48)

Gains/(losses) on hedged items attributable to the hedged risk	452	(60)	11

Net gains / (losses) representing ineffective portions of fair value hedges	(9)	(25)	(37)

1 Hedge effectiveness is calculated on a cumulative basis.

Fair value hedges of foreign currency risk

The Group hedges foreign exchange exposures arising from certain foreign currency denominated non-monetary financial investments available-for-sale using the spot component of foreign exchange forward contracts. As of 31 December 2011 the aggregate notional amount of hedging instruments designated as fair value hedges of foreign currency risk was CHF 244 million (CHF 393 million as of 31 December 2010). The fair values of these hedging instruments were CHF 22 million assets as of 31 December 2011 and CHF 30 million assets as of 31 December 2010. The gains and losses on the hedging instruments and the hedged items, as well as the ineffectiveness of these hedges, were all not material in the periods presented in the financial statements.

Cash flow hedges of forecasted transactions

The Group is exposed to variability in future interest cash flows on non-trading financial assets, and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 16 years.

The schedule of forecasted principal balances on which the expected interest cash flows arise as of 31 December 2011 is shown below.

Forecasted cash flows

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years
Cash inflows	366	500	309	232	18

Cash outflows	70	91	45	58

Net cash flows	296	409	264	174	18

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

To the extent the designated cash flow hedging relationship meets the qualifying criteria, the effective portion of the fair value changes of the designated derivative hedging instruments is recognized in Equity. These gains and losses are transferred from Equity to current period earnings in the same period in which the hedged cash flows affect net profit or loss. The ineffective portion of the fair value changes of the derivative hedging instruments is recognized immediately in the income statement. A CHF 38 million loss, a CHF 22 million loss and a CHF 183 million loss were recognized in 2011, 2010 and 2009, respectively, in Net trading income due to hedge ineffectiveness.

As of 31 December 2011, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 7,450 million assets and CHF 3,583 million liabilities and as of 31 December 2010 the amounts were CHF 5,397 million assets and CHF 3,392 million liabilities.

At the end of 2011 and 2010, gains of CHF 7 million and CHF 18 million associated with de-designated interest rate swaps were deferred in Equity. They will be removed from Equity when the previously hedged forecasted cash flows have an impact on net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from Equity to Net interest income of de-designated swaps were CHF 11 million net gain in 2011, CHF 28 million net gain in 2010 and CHF 40 million net gain in 2009.

Hedges of net investments in foreign operations

With effect from the fourth quarter 2011, the Group started to apply hedge accounting for certain net investments in foreign operations. As of 31 December 2011, the positive replacement value and negative replacement value of FX swaps designated as hedging instruments in net investment hedge accounting arrangements were CHF 10 million and CHF 40 million, respectively. The corresponding notional amount was CHF 9.6 billion in total. The effective portion of gains and losses of these FX swaps is transferred directly to Equity to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure resulting in the accumulation of FCT on the level of individual foreign branches and subsidiaries and hence on the total FCT other comprehensive income (OCI) of the Group.

Also with effect from the fourth quarter 2011, UBS began to designate certain non-derivative foreign currency financial assets and liabilities of foreign branches or subsidiaries as hedging instruments in net investment hedge accounting arrangements. The FX translation difference recorded in Equity (FCT OCI) of the non-derivative hedging instrument of one foreign entity offsets the structural FX exposure of another foreign entity. Therefore, the aggregated FCT OCI of the Group is unchanged from this hedge designation. As of 31 December 2011, the nominal amount of non-derivative financial assets and liabilities designated as hedging instruments in such net investment hedges was CHF 16.9 billion and CHF 16.9 billion, respectively. No material ineffectiveness of hedges of net investments in foreign operations was recognized in the income statement in 2011.

Refer also to Note 1b) Interests in consolidated investment funds.

Contractual maturities of derivatives designated as hedging instruments in hedge accounting relationships

The contractual maturities of derivatives designated as hedging instruments in hedge accounting relationships are considered “essential” for the understanding of the timing of their cash flows.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)

CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]

Cash Inflows		0	0	3	11	4	19

Cash Outflows		0	0	2	8	4	15

FX swaps/ forwards

Cash Inflows		10					10

Cash Outflows		10					10

Net cash flows	0	0	0	1	3	0	4

1 The table includes cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS at 31 December 2011.

Financial information

Notes to the consolidated financial statements

Off-balance-sheet information

Note 24 Pledgeable off-balance-sheet securities

The Group obtains securities which are not recorded on the balance sheet with the right to sell or repledge them as shown in the table below.

CHF million	31.12.11	31.12.10
Fair value of securities received which can be sold or repledged	551,590	573,852

as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	550,023	571,970

in unsecured borrowings	1,567	1,882

thereof sold or repledged	398,110	428,347

in connection with financing activities	331,415	352,668

to satisfy commitments under short sale transactions	39,480	54,975

in connection with derivative and other transactions	27,216	20,705

Note 25 Operating lease commitments

As of 31 December 2011, UBS was obligated under a number of noncancellable operating leases for premises and equipment used primarily for operational purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions, as well as rent adjustments based on price indices. None of our lease agreements contain volumebased or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for noncancellable leases of premises and equipment and the Group’s operating lease expenses are as follows:

CHF million	31.12.11
Operating leases due

2012	819

2013	705

2014	627

2015	532

2016	445

2017 and thereafter	2,591

Subtotal commitments for minimum payments under operating leases	5,719

Less: Sublease rental commitments under non-cancellable leases	453

Net commitments for minimum payments under operating leases	5,266

CHF million	31.12.11	31.12.10	31.12.09
Gross operating lease expense	837	1,057	1,191

Sublease rental income	84	97	57

Net operating lease expense	754	960	1,134

Financial information

Additional information

Note 26 Fair value of financial instruments

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

Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value of a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities with offsetting market risks, fair value is generally estimated by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate.

Where the market for a financial instrument is not active, fair value is established using a valuation technique or pricing model. Valuation techniques and models involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model risks, liquidity risk as reflected in the bid /offer spread and credit risk. Based on the established fair value and model governance policies and related controls and procedures applied, management believes that these valuation adjustments are necessary and appropriate to fairly reflect the values of financial instruments carried at fair value on the balance sheet.

When entering into a transaction where model inputs are not market observable, the financial instrument is initially recognized at the transaction price, which is generally the best indicator of fair value. This may differ from the value obtained from the valuation model. Refer to “Note 26d) Deferred day-1 profit or loss” for more information. The timing of the recognition in profit and loss of this initial difference in fair value depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable.

Pricing models and valuation techniques

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models include such probability-based techniques as binomial and Monte Carlo pricing.

UBS uses widely recognized valuation techniques for determining fair values of less complex financial instruments such as interest rate and currency swaps. For more complex instruments, values may be estimated using a combination of observed transaction prices, independent pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. UBS also uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry.

Such valuation models are used primarily to value derivatives transacted in the over-the-counter (OTC) market, unlisted equity and debt securities (including those with embedded derivatives), and other fair valued debt instruments for which markets were illiquid. Market-observable assumptions and inputs are used where available, and derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. Little, if any, weight is placed on transaction prices when calculating the fair value if there is no active market and the transactions are not orderly (i.e., distressed or forced). For positions where observable reference data are not available for some or all parameters, UBS determines the non-market-observable inputs to be used in its valuation models based on a combination of historical experience and knowledge of current market conditions. Assumptions and inputs used in valuation techniques and models include benchmark interest rate curves, credit spreads and other premiums used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates and levels of market volatility and correlation.

The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Interest rate curves

UBS uses various interest rate curves for valuing its financial instruments. Financial liabilities designated at fair value are measured using UBS’s funds transfer price curve. Financial assets designated at fair value are valued in line with the curve used for the particular product. Uncollateralized credit exposure is evaluated under our credit risk control framework. For the valuation of uncollateralized derivative instruments, UBS generally employs a LIBOR flat curve.

Financial information

Notes to the consolidated financial statements

Note 26 Fair value of financial instruments (continued)

Valuation curve changes

During 2011, we incorporated the use of differentiated valuation curves in the underlying risk management systems which value the substantial portion of our collateralized derivatives. These curves are linked to the terms of our Credit Support Annex (CSA) for the majority of our collateralized discounting exposure. This change in estimate resulted in a pre-tax loss of CHF 134 million recorded in Net trading income.

Counterparty credit risk in the valuation of OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments

In order to estimate fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivatives transactions, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated market value of protection required to hedge counterparty credit risk from counterparties in UBS’s OTC derivatives portfolio, derivatives embedded in funded assets designated at fair value and traded debt instruments. CVA depends on expected future exposures, default probabilities and recovery rates. The CVA takes into consideration collateral or netting arrangements, break clauses and other contractual factors.

UBS’s own credit risk in the valuations of derivative financial liabilities (Negative replacement values)

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, predominately, to align it with the CVA methodology as described above. The DVA represents the theoretical cost to counterparties of hedging their UBS credit risk exposure or the credit risk reserve that a counter-party could reasonably be expected to hold against their credit risk exposure to UBS, if they applied the same methodology used to calculate UBS’s CVA. The DVA takes into account negative expected exposure profiles for the derivatives portfolio, collateral, netting agreements, expected future mark-to-market movements and UBS’s credit default spreads to determine the UBS counterparty exposure from the perspective of holders of UBS debt.

As of 31 December 2011 and 2010, the CVA and DVA for derivative financial instruments (replacement values) were as follows:

CVA and DVA for derivative financial instruments

CHF billion	31.12.11	31.12.10
DVA

Gain / (loss) for the year ended	0.2	0.2

Life-to-date gain/ (loss)	0.8	0.5

CVA[1]

Gain / (loss) for the year ended[2]	(0.8)	1.0

of which: Monoline credit protection – negative basis trades	(0.3)	0.7

of which: Monoline credit protection – other	(0.1)	0.1

of which: Other instruments	(0.4)	0.2

Life-to-date gain/ (loss)	(2.9)	(2.2)

of which: Monoline credit protection – negative basis trades	(1.3)	(1.1)

of which: Monoline credit protection – other	(0.2)	(0.1)

of which: Other instruments	(1.4)	(1.0)

1 Amounts do not include reserves against defaulted counterparties. 2 Amounts do not include commutations.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

Changes in UBS’s own credit are reflected in the valuation of those financial liabilities designated at fair value, for which UBS’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments for which it is established market practice not to include them.

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used by UBS to value uncollateralized and partially collateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which newly issued UBS medium-term notes (MTNs) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTNs.

As of 31 December 2011 and 2010, respectively, the own credit results for Financial liabilities designated at fair value (predominantly issued structured products) were as follows:

Financial information

Note 26 Fair value of financial instruments (continued)

Own credit on financial liabilities designated at fair value

	As of or for the year ended
CHF million	31.12.11	31.12.10	31.12.09
Total gain / (loss) for the period ended	1,537	(548)	(2,023)

of which: credit spread related only	1,526	(471)	(1,958)

Life-to-date gain	1,934	237	890

Year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period and (2) the effect of volume changes, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

A 1 basis point increase in the UBS credit spread over LIBOR is expected to result in an own credit gain of approximately CHF 18.5 million.

Reflection of market liquidity risk in fair value estimates

Fair value estimates incorporate the effects of market liquidity risk in the relevant markets. Market liquidity risk is the risk that a loss is incurred in neutralizing the exposures within a position or portfolio by either liquidating the position or establishing an offsetting market risk position. A liquidity adjustment is therefore made to provide against the expected cost of covering open market risk positions within a portfolio or position. Liquidity adjustments are bid / offer adjustments taken where a net open risk position is retained and the model on which it is valued is calibrated to mid market. Valuations based on models incorporate liquidity or risk premiums either implicitly (e.g., by calibrating to market prices that incorporate such premiums) or explicitly.

Reflection of model uncertainty in fair value estimates

Uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, UBS considers a range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

Valuation processes

UBS’s fair value and model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk-taking businesses. The objective of the independent price verification process is to independently corroborate the business’s estimates of fair value against available market information. By benchmarking the business’s fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the appropriateness of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and difficult to observe parameters) to price a specific product in its own specific market. An independent model review group reviews UBS’s valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’ estimate of fair value to either align with independent market information or financial accounting standards.

Financial information

Notes to the consolidated financial statements

Note 26 Fair value of financial instruments (continued)

b) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at year-end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques1

	31.12.11				31.12.10
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading[2]	99.4	55.7	7.8	162.8	116.1	83.0	10.8	209.9

of which: pledged as collateral	33.2	6.2	0.5	39.9	38.3	22.2	0.8	61.4

Positive replacement values	3.4	469.2	13.9	486.6	3.6	385.1	12.4	401.1

of which:

Interest rate contracts	0.4	294.9	0.9	296.2	0.9	201.5	1.3	203.8

Credit derivative contracts	0.0	58.4	8.8	67.3	0.0	48.1	7.7	55.8

Foreign exchange contracts	0.4	94.8	2.0	97.2	0.3	112.2	1.0	113.5

Equity/ index contracts	2.6	14.2	2.2	19.1	2.3	17.5	2.4	22.2

Commodities contracts	0.0	6.9	0.0	6.9	0.0	5.8	0.0	5.9

Financial assets designated at fair value	0.7	6.9	2.7	10.3	0.8	7.3	0.5	8.5

Financial investments available-for-sale	34.8	17.7	0.6	53.2	52.9	21.0	0.9	74.8

Total assets	138.4	549.5	25.0	712.9	173.4	496.4	24.5	694.3

Trading portfolio liabilities	30.4	8.4	0.6	39.5	42.9	11.8	0.3	55.0

Negative replacement values	3.5	459.1	10.8	473.4	3.5	379.9	10.4	393.8

of which:

Interest rate contracts	0.4	275.7	0.3	276.5	1.0	187.8	0.7	189.4

Credit derivative contracts	0.0	56.3	7.1	63.4	0.0	44.9	6.2	51.1

Foreign exchange contracts	0.4	103.6	2.3	106.3	0.3	120.9	1.8	123.0

Equity/ index contracts	2.7	16.5	0.9	20.1	2.2	20.5	1.5	24.2

Commodities contracts	0.0	6.9	0.1	7.0	0.0	5.8	0.1	6.0

Financial liabilities designated at fair value	0.0	76.9	12.1	89.0	0.0	86.7	14.0	100.8
Other liabilities – amounts due under unit-linked investment contracts	0.0	16.4	0.0	16.4	0.0	18.1	0.0	18.1

Total liabilities	34.0	560.8	23.5	618.2	46.4	496.5	24.7	567.6

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets), were recognized on our balance sheet within Debt issued. As of 31 December 2010, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.4 billion (of which CHF 1.7 billion were net level 3 assets and CHF 0.3 billion net level 2 liabilities), were recognized on our balance sheet within Debt issued. 2  Financial assets held for trading do not include precious metals and commodities.

Transfers between level 1 and level 2 of the fair value hierarchy

Trading assets of approximately CHF 0.3 billion, of which CHF 0.2 billion are debt instruments, and trading liabilities of approximately CHF 0.4 billion, of which CHF 0.3 billion are debt instruments, were transferred from level 2 to level 1, respectively, due to increased trading activities and volumes.

Trading assets and liabilities with amounts of approximately CHF 1.4 billion and approximately CHF 0.7 billion were transferred from level 1 to level 2, respectively. Trading assets and trading liabilities transferred were primarily comprised of debt instruments of CHF 1.3 billion and CHF 0.5 billion, respectively. These positions were transferred from level 1 to level 2 because actual trading activity no longer met the average market activity as defined in UBS’s valuation governance principles in determining whether an instrument is traded in an active market.

Movements of level 3 instruments

The table below includes a roll-forward of the balance sheet amounts of the significant classes of financial instruments classified within level 3.

Financial information

Note 26 Fair value of financial instruments (continued)

Movements of level 3 instruments

		Derivative instruments
CHF billion	Financial assets held for trading	Positive replacement values	Negative replacement values	Financial liabilities designated at fair value
Balance at 31 December 2009	12.2	23.8	17.0	10.3

Total gains / losses included in the income statement[1]	0.2	1.2	1.8	0.3

Net trading income	(0.2)	1.1	1.8	0.1

Other	0.4	0.1	0.0	0.2

Purchases, sales, issuances and settlements	0.0	(7.0)	(5.4)	(1.4)

Purchases	3.7	0.0	0.0	0.0

Sales	(3.7)	0.0	0.0	0.0

Issuances	0.0	1.6	1.4	3.3

Settlements	0.0	(8.6)	(6.8)	(4.7)

Transfers into or out of level 3	(0.4)	(2.7)	(1.1)	4.7

Transfers into level 3	2.4	1.6	1.8	5.8

Transfers out of level 3	(2.8)	(4.3)	(2.9)	(1.1)

Foreign currency translation	(1.0)	(3.0)	(1.9)	0.1

Balance at 31 December 2010	10.8	12.4	10.4	14.0

Balance at 31 December 2010	10.8	12.4	10.4	14.0

Total gains / losses included in the income statement[1]	(0.4)	1.9	0.7	(0.5)

Net trading income	(0.6)	1.9	0.7	(0.5)

Other	0.2	0.0	0.0	0.1

Purchases, sales, issuances and settlements	(2.2)	(1.1)	(0.5)	0.4

Purchases	2.5	0.0	0.0	0.0

Sales	(4.7)	0.0	0.0	0.0

Issuances	0.0	3.3	1.7	5.2

Settlements	0.0	(4.4)	(2.2)	(4.8)

Transfers into or out of level 3	(0.4)	0.6	0.1	(2.0)

Transfers into level 3	1.0	1.7	1.3	1.8

Transfers out of level 3	(1.4)	(1.1)	(1.2)	(3.8)

Foreign currency translation	0.1	0.1	0.1	0.0

Balance at 31 December 2011	7.8	13.9	10.8	12.0

1  Reflects gains and losses included in the income statement for instruments which were classified as level 3 instruments at both the beginning and the end of the period as well as gains and losses for the entire period for instruments which were transferred into level 3 during the period.

Financial information

Notes to the consolidated financial statements

Note 26 Fair value of financial instruments (continued)

Material changes in level 3 instruments

As of 31 December 2011, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:

–	structured rates and credit positions, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes (RLN);
–	financial instruments linked to the US and European residential and US and non-US commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS); and
–	lending-related products

Financial assets held for trading

Financial assets held for trading transferred into and out of level 3 amounted to CHF 1.0 billion and CHF 1.4 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.4 billion of corporate bonds, CHF 0.2 billion of financial instruments linked to the Asian real estate market, CHF 0.1 billion of financial instruments related to the European real estate market, CHF 0.1 billion of financial instruments linked to student loans, and CHF 0.1 billion of US RLN where no independent price verification was possible given reduced observability of market inputs. Transfers out of level 3 were comprised primarily of CHF 0.4 billion of financial instruments linked to the Asian real estate market, CHF 0.3 billion of corporate bonds, CHF 0.2 billion of sovereign bonds, CHF 0.2 billion of asset backed securities, and CHF 0.1 of lending-related products as independent price sources became available by which to verify fair values.

Level 3 financial assets held for trading purchased during the year amounted to CHF 2.5 billion. These purchases mainly included CHF 1.1 billion of lending-related products, CHF 0.9 billion of corporate bonds and CHF 0.2 billion of financial instruments linked to the US commercial real estate market.

Sales of level 3 financial assets held for trading amounted to CHF 4.7 billion, which included CHF 1.6 billion of lending related products, CHF 0.7 billion of financial instruments linked to the US commercial real estate market, CHF 0.7 billion of corporate bonds, CHF 0.5 billion of financial instruments linked to the Asian real estate market, CHF 0.3 billion CLO, and CHF 0.

Derivative instruments

Derivative instruments transferred into level 3 include positive replacement values of CHF 1.7 billion and negative replacement values of CHF 1.3 billion. Transfers out of level 3 instruments included positive replacement values of CHF 1.1 billion and negative replacement values of CHF 1.2 billion.

Transfers into level 3 positive replacement values were comprised primarily of CHF 0.8 billion corporate CDS positions as credit curves and recovery rates could no longer be independently verified, CHF 0.4 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data and CHF 0.2 billion of sovereign CDS positions as credit curves could no longer be independently verified. Transfers into level 3 negative replacement values were comprised primarily of CHF 0.7 billion structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, CHF 0.3 billion of corporate CDS positions as credit curves and recovery rates could no longer be independently verified and CHF 0.1 billion of sovereign CDS positions as credit curves could no longer be independently verified.

Transfers out of level 3 positive replacement values were comprised primarily of CHF 0.2 billion of corporate CDS positions where credit curves and recovery rates could be independently verified, CHF 0.2 billion of US residential CDS positions as the reliability of independent underlying market data increased, CHF 0.2 billion of equity options where volatility could be independently verified, CHF 0.2 billion of US commercial real estate CDS positions as the reliability of independent underlying market data increased and CHF 0.1 billion of structured credit bespoke CDO positions due to an increase in the correlation between the portfolio held and the representative market portfolio used to independently verify market data. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.4 billion of equity options where volatility could be independently verified, CHF 0.2 billion of US residential CDS positions as the reliability of independent underlying market data increased, CHF 0.2 billion of structured credit bespoke CDO positions due to an increase in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, CHF 0.1 billion of US commercial real estate CDS positions as the reliability of independent underlying market data increased, and CHF 0.1 billion of structured rates positions where volatility could be independently verified.

Issuances of level 3 positive replacement values were CHF 3.3 billion, which included CHF 1.4 billion of structured credit bespoke CDO positions, CHF 0.7 billion of corporate CDS positions and CHF 0.6 billion of structured rates positions. Issuances of level 3 negative replacement values were CHF 1.7 billion, which included CHF 0.8 billion of structured credit bespoke CDO-positions, CHF 0.6 billion of corporate CDS positions, and CHF 0.2 billion of structured rates positions.

Settlements of level 3 positive replacement values were CHF 4.4 billion, which included CHF 1.9 billion of structured credit positions, CHF 0.6 billion of structured rates positions, CHF 0.5 billion of CLO CDS positions, CHF 0.5 billion of US-commercial real estate CDS positions, and CHF 0.4 billion of corporate CDS positions. Settlements of level 3 negative replacement values were CHF 2.2 billion, which included CHF 0.9 billion of structured credit bespoke CDO positions, CHF 0.4 billion of structured rate trades, CHF 0.2 billion of equity options, CHF 0.2 billion of corpo-

Financial information

Note 26 Fair value of financial instruments (continued)

rate CDS positions and CHF 0.1 billion of European real estate CDS positions.

Financial assets designated at fair value

Issuances of structured finance level 3 financial assets designated at fair value were approximately CHF 2.2 billion.

Financial liabilities designated at fair value

Transfers of financial liabilities designated at fair value into level 3 of CHF 1.8 billion consisted primarily of CHF 0.7 billion credit-linked notes where the underlying credit curve could no longer be independently verified, CHF 0.6 billion of equity-linked notes and CHF 0.5 billion of interest rate-linked notes as the volatility of the embedded option could not be independently verified.

Transfers of financial liabilities designated at fair value out of level 3 were CHF 3.8 billion, which included CHF 1.5 billion of interest rate-linked notes, CHF 1.5 billion of equity-linked notes where the volatility of the embedded option could be independently verified and CHF 0.5 billion of credit-linked notes as the underlying credit curve could be independently verified.

Issuances of level 3 financial liabilities designated at fair value were CHF 5.2 billion, consisting primarily of CHF 3.6 billion of credit-linked notes and CHF 1.0 billion of equity-linked notes.

Settlements of level 3 financial liabilities designated at fair-value were approximately CHF 4.8 billion, which consisted of CHF 2.1 billion of credit-linked notes, CHF 1.4 billion of equity-linked notes and CHF 1.3 billion of interest rate-linked notes.

Sensitivity information

Included in the fair value estimates of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions or that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model.

To show the effect when changing the unobservable inputs to a reasonably possible alternative assumption, UBS performed a sensitivity analysis of its financial instruments classified as level 3, which are valued using model-based techniques, and for which significant model inputs are unobservable in the markets in which the underlying products are transacted. The fair values as of 31 December 2011 of cash instruments were adjusted by 3% to 20% and of derivative instruments by 1% to 40% as deemed adequate for the applicable product in the professional judgment of management.

Cash instruments referred to in the table relate to long and short inventory, if applicable, of the respective product type. For purposes of the presentation, derivative instruments will include positive and negative replacement values, as well as issued notes with embedded equity or interest rate derivative features, which are presented on the UBS balance sheet as financial assets or liabilities designated at fair value. For all instruments, favorable changes are increases in asset values and decreases in liability values, as a consequence of applying the relevant sensitivity percentage. Unfavorable changes are decreases in asset values, and increases in liability values, as a consequence of applying the relevant sensitivity percentage for the respective financial instruments.

Sensitivity of level 3 financial assets and liabilities

As of	31.12.11		31.12.10
CHF billion	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Cash instruments

Mortgage securities	0.3	(0.3)	0.3	(0.3)

Debt securities	0.2	(0.2)	0.2	(0.2)

Traded loans	0.1	(0.1)	0.1	(0.1)

Total cash instruments	0.6	(0.6)	0.6	(0.6)

Derivative instruments

Equity derivatives	0.1	(0.1)	0.4	(0.4)

Interest rate derivatives	0.3	(0.3)	0.7	(0.7)

Credit derivatives	0.5	(0.5)	0.1	(0.1)

Other	0.2	(0.2)	0.4	(0.4)

Total derivative instruments	1.1	(1.1)	1.6	(1.6)

Financial information

Notes to the consolidated financial statements

Note 26 Fair value of financial instruments (continued)

c) Valuation techniques by product

This section includes a description of main product categories and related valuation techniques employed by the bank.

Government and corporate bonds, bills and loans

Government bonds and bills are generally actively traded with quoted prices in liquid markets. Should market prices not be available, the securities are valued against yield curves implied from similar issuances.

Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or bench-marked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounts cash flows using observable or implied credit spreads and prevailing interest rates.

Loans held at fair value are priced at market levels reflecting recent transactions or quoted dealer prices. For illiquid loans where no market price is available, alternative valuation techniques are used which may include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity.

The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or using a credit-default-swap pricing model, which requires credit spreads, recovery and interest rate inputs.

Equity securities, hedge fund and investment fund units, convertible bonds, and derivatives

The majority of equity securities are traded on public stock exchanges where quoted prices are readily and regularly available.

Hedge funds are measured at fair value based on their published net asset values (NAV). The bank will consider the availability of NAV from the funds or restrictions imposed upon the redemption of these funds when determining the final fair value.

Convertible bonds are mostly valued using observable pricing sources, which are generally available given frequency of trading in the market.

Investment fund units are predominantly exchange traded, with quoted prices in liquid markets. Should market prices not be available these instruments may be valued based on their NAV.

UBS has positions in both exchange-traded derivatives (ETD) and OTC derivatives. ETD generally have observable prices and the bank considers market prices for its fair value assessment. OTC derivatives are measured using either industry standard models or internally developed proprietary models.

Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Asset-Backed Securities (ABS) and Collateralized Debt Obligations (CDO)

Values of RMBS, CMBS, ABS and CDO are estimated by traded prices and independently verified market data when available. In the absence of direct market data, values will be derived from traded and quoted prices on one or more securities with similar characteristics or indices through benchmarking or triangulation.

Securities with plain vanilla features but limited observable market data are valued through industry standard valuation models, while those with complex structures are valued through proprietary models and fundamental analysis. Key inputs to such models include management’s quantitative and qualitative assessment of current and future economic conditions, the securities’ projected performance under such conditions, as well as liquidity in the market, among other factors.

Credit derivatives related to RMBS, CMBS, ABS and CDO

Credit derivatives are in the form of credit default swaps, total return swaps and balance guaranteed swaps referencing an index, single-name securities or a basket of single-name securities. Single name contracts are primarily priced using reliable market data or are derived from traded and quoted prices on similar exposures to determine their value. More illiquid and bespoke credit derivatives are valued through proprietary models and inputs to such models are derived via market data and calibration to similar transactions, reference indices and securities.

Credit derivatives

Single-name and -index credit default swaps, and any derivation or combination which can be classified as complex structured credit products, are valued by using market available credit spreads and recovery rates from either consensus pricing services or other market participants. These data are used in industry standard models in order to derive fair value.

Complex structured credit products are valued using proprietary models, which are calibrated to data derived from market data obtained. Inputs to these models include single-name credit spreads, recovery rates, implied correlations, credit volatilities, cash-synthetic basis spreads and quanto basis spreads.

Rates swaps and forwards

OTC swap products include interest rate swaps, basis swaps, cross currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). All these products are valued by estimating future interest cash flows (both fixed and future index levels) and then discounting these flows using an interest rate that reflects the appropriate funding rate for that portion of the portfolio. Interest rates and

Financial information

Note 26 Fair value of financial instruments (continued)

future index levels used in the above calculations are generated from observing current market interest rates associated with typical OTC interest rate derivatives (swap rates, basis swap spreads, futures prices, FRA rates) and converting these into rates specific to the portfolio using market standard yield curve models.

Rates options

Interest rate caps and floors, swaptions, and other more complex non-linear interest-rate products are valued using market standard option models. These models use inputs that include (but are not limited to) interest rate yield curves, inflation curves, interest rates volatilities, FX rate volatilities and inflation volatilities, correlations (between different interest rates or between rates and FX or inflation). The models are calibrated so that they are able to recover market observed prices for standard option instruments trading within the market and the calibrated model is then used to revalue the portfolio.

FX spot and forward

Open spot and settled FX positions are valued using the observed market FX spot rate. Forward FX positions are valued using the spot rate adjusted for forward pricing points observed from standard market sources.

FX options

OTC options on FX rates are valued using market standard option models. These models include inputs that include (but are not limited to) FX spot rates, FX forward points, FX volatilities, interest rate yield curves and correlations between FX rates and interest rates. The models are calibrated so that they are able to recover market observed prices for standard option instruments trading within the market and the calibrated model is then used to revalue the portfolio.

è

Refer to the “Risk, treasury and capital management” section for more information on certain financial instruments with significant valuation uncertainty (CVA monolines, US and non-US reference-linked notes, option to acquire equity of the SNB StabFund)

d) Deferred day-1 profit or loss

The table reflects the activity in deferred profit or loss attributable to financial instruments for which fair value is estimated valuation models not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and gains or losses are recorded in trading profit or loss as either the underlying parameters become observable or the transaction is closed out or by an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day-1 profit or loss).

Deferred day-1 profit or loss

	For the year ended
CHF million	31.12.11	31.12.10
Balance at the beginning of the year	565	599

Deferred profit/(loss) on new transactions	221	282

Recognized (profit)/loss in the income statement	(354)	(260)

Foreign currency translation	1	(56)

Balance at the end of the year	433	565

On 31 December 2011, deferred day-1 profit or loss of approximately CHF 0.1 billion (31 December 2010: approximately CHF 0.3 billion) pertains largely to structured rates positions and of approximately CHF

0.3 billion (31 December 2010: approximately CHF 0.3 billion) to OTC equity options. Both instruments are presented as replacement values on UBS’s balance sheet.

Financial information

Notes to the consolidated financial statements

Note 26 Fair value of financial instruments (continued)

e) Financial instruments accounted for at amortized cost

The following table reflects the estimated fair values for UBS’s instruments accounted for at amortized cost. Refer to “Note 28

Measurement categories of financial assets and financial liabilities” for an overview of financial assets classified as “loans and receivables” and financial liabilities accounted for at amortized cost.

Financial instruments accounted for at amortized cost

	31.12.11		31.12.10
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets

Due from banks	23.2	23.2	17.1	17.1

Loans	266.6	268.2	261.3	263.4

Cash collateral on securities borrowed	58.8	58.8	62.5	62.5

Reverse repurchase agreements	213.5	213.3	142.8	142.8

Cash collateral receivables on derivative instruments	41.3	41.3	38.1	38.1

Accrued income, other assets	10.2	10.2	20.6	20.6

Liabilities

Due to banks	30.2	30.2	41.5	41.5

Due to customers	342.4	342.4	332.3	332.5

Cash collateral on securities lent	8.1	8.1	6.7	6.7

Repurchase agreements	102.4	102.4	74.8	74.7

Cash collateral payables on derivative instruments	67.1	67.1	58.9	58.9

Debt issued	141.6	140.6	131.6	131.4

Accrued expenses, other liabilities	47.2	47.2	49.2	49.2

Guarantees/loan commitments[1]

Guarantees	0.1	0.1	0.1	0.1

Loan commitments	0.0	0.7	0.0	0.4

1   From 2011 onwards, only reflects loan commitments and guarantees not recognized on the balance sheet, unless a provision is required. Previously, derivative loan commitments and loan commitments accounted for as financial liabilities designated at fair value were also included. The prior period has been adjusted.

Loans include Wealth Management assets, mainly mortgage loans, where fair values exceeded related carrying values by CHF 3.4 billion, and Investment Bank assets where fair values were below related carrying values by CHF 1.5 billion.

The fair values included in the table above were calculated for disclosure purposes only. The valuation techniques and assumptions described below provide a measurement of fair value of UBS’s financial instruments accounted for at amortized cost. However, because other institutions may use different methods and assumptions for their fair value estimation, such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value, whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments accounted for at amortized cost:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments accounted for at amortized cost have remaining maturities of three months or less: 85% of amounts due from banks; 100% of cash collateral on securities borrowed; 94% of reverse repurchase agreements; 100% of cash collateral receivables on derivatives; 46% of loans; 93% of amounts due to banks; 100% of cash collateral on securities lent; 98% of repurchase agreements; 100% of cash collateral payable on derivatives; 98% of amount due to customers; and 47% of debt issued.

–	The fair value of variable interest-bearing financial instruments accounted for at amortized cost is assumed to be

Financial information

Note 26 Fair value of financial instruments (continued)

–	approximated by their carrying amounts, which are net of credit loss allowances, and does not reflect fair value changes in the credit quality of counterparties or UBS’s own credit movements.
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

Assets pledged

	Carrying amount
CHF million	31.12.11	31.12.10
Financial assets held for trading portfolio assets pledged to third parties	58,463	79,742

of which: pledged to third-parties with right of rehypothecation	39,936	61,352

Financial investments available-for-sale pledged to third parties	26,022	38,106

Mortgage loans	27,841	27,119

Other loans and receivables	5,971	10,235

of which: pledged to third parties with right of rehypothecation	43	559

Total financial assets pledged	118,296	155,202

The following table presents details of financial assets which have been sold or otherwise transferred, but which do not qualify for derecognition.

Criteria for derecognition are discussed in “Note 1a) 5) Recognition and derecognition of financial instruments”.

Transfer of financial assets which do not qualify for derecognition

	Continued asset recognition in full –Total assets
CHF billion	31.12.11	31.12.10
Nature of transaction

Securities lending agreements	22.9	30.9

Repurchase agreements	15.6	28.6

Other financial asset transfers	80.0	96.6

Total	118.5	156.1

The transactions are mostly conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. The resulting credit risk exposures are controlled by daily monitoring and collateralization of the positions. The financial assets which continue to be recognized are typically transferred in exchange for cash or other financial assets. The associated liabilities can therefore be assumed to be approximately the same as the carrying amount of the transferred financial assets except for certain positions pledged with central banks.

UBS retains substantially all risks and rewards of the transferred assets in each situation of continued recognition. These may include credit risk, settlement risk, country risk and market risk.

Repurchase agreements and securities lending agreements are discussed in Notes 1a) 13) and 1a) 14). Other financial asset transfers include financial assets pledged in financial transactions as described above, other than those pledged in securities lending arrangements and repurchase agreements. It also includes sales of financial assets while concurrently entering into a total return swap with the same counterparty.

Transferred financial assets which are subject to partial continuing involvement were not material in 2011 and 2010.

Financial information

Notes to the consolidated financial statements

Note 28 Measurement categories of financial assets and financial liabilities

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

è	Refer to “Note 26 Fair value of financial instruments” for more information on how fair value of financial instruments is determined

CHF million	31.12.11	31.12.10
Financial assets[1]

Held for trading

Trading portfolio assets	162,821	209,873

of which: pledged as collateral	39,936	61,352

Debt issued[2]	1,149	2,665

Positive replacement values	486,584	401,146

Total	650,554	613,684

Fair value through profit or loss

Financial assets designated at fair value	10,336	8,504

Financial assets at amortized costs

Cash and balances with central banks	40,638	26,939

Due from banks	23,218	17,133

Cash collateral on securities borrowed	58,763	62,454

Reverse repurchase agreements	213,501	142,790

Cash collateral receivables on derivative instruments	41,322	38,071

Loans	266,604	261,263

Accrued income	1,464	1,404

Other assets	8,757	19,175

Total	654,267	569,229

Available-for-sale

Financial investments available-for-sale	53,174	74,768

Total financial assets	1,368,331	1,266,185

Financial liabilities

Held for trading

Trading portfolio liabilities	39,480	54,975

Debt issued[2]	194	1,308

Negative replacement values	473,400	393,762

Total	513,074	450,045

Fair value through profit or loss, other

Financial liabilities designated at fair value	88,982	100,756

Amounts due under unit-linked contracts	16,481	18,125

Total	105,462	118,881

Financial liabilities at amortized cost

Due to banks	30,201	41,490

Cash collateral on securities lent	8,136	6,651

Repurchase agreements	102,429	74,796

Cash collateral payables on derivative instruments	67,114	58,924

Due to customers	342,409	332,301

Accrued expenses	6,646	7,581

Debt issued	141,572	131,628

Other liabilities	40,512	41,622

Total	739,019	694,993

Total financial liabilities	1,357,555	1,263,918

1  As of 31 December 2011, CHF 118 billion of Loans, CHF 1 billion of Due from banks, CHF 1 billion of Reverse repurchase agreements, CHF 20 billion of Financial investments available-for-sale and CHF 8 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months. 2  Represents the embedded derivative component of structured debt issued for which the fair value option has not been used. The amounts shown here as positive and negative replacement values are presented within Debt issued on the balance sheet.

Financial information

Note 28 Measurement categories of financial assets and financial liabilities (continued)

b) Reclassified financial assets

In fourth quarter 2008 and first quarter 2009, financial assets were reclassified out of held-for-trading to loans and receivables (refer to Note 1a) 10) for more information). On their reclassification date these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The table below provides notional values, fair values and carrying values by product category for remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables

	31.12.11
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value
US student loan and municipal auction rate securities	3.3	2.7	3.0	92%

Monoline-protected assets	1.0	0.7	0.8	84%

Leveraged finance	0.5	0.4	0.4	78%

US reference-linked notes	0.3	0.2	0.2	69%

Other assets	0.9	0.8	0.8	85%

Total (excluding CMBS interest-only strips)	5.9	4.8	5.2	88%

CMBS interest-only strips		0.1	0.1

Total reclassified assets	5.9	4.9	5.3

Held-for-trading assets reclassified to loans and receivables
CHF billion			31.12.11	31.12.10
Carrying value			5.3	11.9

Fair value			4.9	12.1

Pro-forma fair value gain / (loss)			(0.4)	0.2

In 2011, carrying values of reclassified financial assets decreased by CHF 6.6 billion, mainly due to sales of assets with a carrying value of CHF 6.9 billion at the time of the sale. Redemptions of CHF 0.2 billion and the appreciation of the Swiss franc against the US dollar of CHF 0.2 billion resulted in further decreases. The impact on operating profit before tax from these financial assets was a profit of CHF 0.7 billion (see table below). If the financial assets had not been reclassified, the impact on 2011 operating profit before tax would have been a profit of approximately CHF 0.2 billion.

Contribution of the reclassified assets to the income statement

	For the year ended
CHF million	31.12.11	31.12.10
Net interest income	381	453

Credit loss (expense)/recovery	36	(63)

Other income[1]	306	134

Impact on operating profit before tax	723	525

1  Includes net gains on the disposal of reclassified financial assets.

Financial information

Notes to the consolidated financial statements

Note 28 Measurement categories of financial assets and financial liabilities (continued)

c) Maximum exposure to credit risk and credit quality information

The table below represents the Group’s maximum exposure to credit risk by class of financial instrument and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the balance sheet subject to credit risk and the notional amounts for off-balance sheet arrangements.

Where available, collateral is presented at fair value; for other collateral such as real estate, a best estimate of fair value is used. Credit enhancements (credit derivative contracts /guarantees) are included at their notional amounts. Both are capped at the maximum exposure to credit risk for which they serve as security.

The section “Risk management and control” describes management’s view of credit risk and the related exposures. These differ in certain respects to the requirements of the accounting standard.

Maximum exposure to credit risk

	31.12.11
		Collateral				Credit enhancements
CHF billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet

Balances with central banks	38.6

Due from banks	23.2	0.0	2.7		0.5			0.6

Loans2, [3]	266.6	11.4	53.9	148.2	16.4		0.6	2.6

Cash collateral on securities borrowed	58.8		58.8

Reverse repurchase agreements	213.5		213.5

Cash collateral receivables on derivative instruments[4]	41.3					28.0

Accrued income, other assets	10.2		6.2

Total financial assets measured at amortized cost	652.2	11.5	335.1	148.2	16.9	28.0	0.6	3.2

Financial assets measured at fair value on the balance sheet

Positive replacement values[5]	486.6					428.9

Trading portfolio assets – debt instruments[6,7]	99.2

Financial assets designated at fair value – debt instruments	9.6		6.7		0.2		1.4

Financial investments available-for-sale – debt instruments	52.3

Total financial assets measured at fair value	647.7	0.0	6.7	0.0	0.2	428.9	1.4	0.0

Total maximum exposure to credit risk reflected on the balance sheet	1,299.9	11.5	341.8	148.2	17.1	456.9	2.0	3.2

Guarantees	18.8	1.5	1.9	0.2	1.5		1.8	1.9

Loan commitments	58.2	0.3	0.4	1.1	8.8		18.1	3.0

Forward starting transactions, reverse repurchase and securities borrowing agreements	27.6		27.6

Total maximum exposure to credit risk not reflected on the balance sheet	104.6	1.8	29.9	1.3	10.3		19.8	5.0

Total at the year-end	1,404.5	13.2	371.7	149.5	27.5	456.9	21.8	8.2

1  Includes but not limited to life insurance contracts, inventory, accounts receivable, patents, and copyrights.  2  Loans include a balance outstanding of USD 4.7 billion to the BlackRock fund. This loan is collateralized by a portfolio of US residential mortgage-backed securities included within “Other collateral”. Refer to the “Risk, treasury and capital management” section of this report for more information.  3  Loans include monoline-protected assets which were reclassified from held-for-trading to loans and receivables in fourth quarter 2008. The remaining carrying value of these assets was CHF 0.8 billion as of 31 December 2011. The fair value of credit default swap protection after credit valuation adjustments related to these assets was CHF 0.2 billion, which is not included in the column “Credit derivative contracts”. Refer to the “Risk, treasury and capital management” section of this report for more information.  4  Included within cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. The amount shown in the netting column represents the netting with related negative replacement values in accordance with Swiss Federal Banking Law.  5  The amount shown in the netting column represents the netting with related negative replacement values and cash collateral payables in accordance with Swiss Federal Banking Law.  6  These positions are generally managed under the market risk framework and are included in VaR. For the purpose of this disclosure, collateral and credit enhancements were not considered.  7  Does not include debt instruments held for unit-linked investment contracts and investment fund units.

Financial information

Note 28 Measurement categories of financial assets and financial liabilities (continued)

Maximum exposure to credit risk (continued)

	31.12.10
		Collateral				Credit enhancements
CHF billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet

Balances with central banks	24.5

Due from banks	17.1		0.2		0.0			0.3

Loans2, [3]	261.3	8.4	46.3	144.3	17.2		1.1	2.3

Cash collateral on securities borrowed	62.5		62.5

Reverse repurchase agreements	142.8		142.8

Cash collateral receivables on derivative instruments[4]	38.1					23.9

Accrued income, other assets	20.6		16.9

Total financial assets measured at amortized cost	566.7	8.4	268.7	144.3	17.3	23.9	1.1	2.5

Financial assets measured at fair value on the balance sheet

Positive replacement values[5]	401.1					338.0

Trading portfolio assets – debt instruments[6,7]	134.3

Financial assets designated at fair value – debt instruments	7.6		3.7		0.2		1.7

Financial investments available-for-sale – debt instruments	73.4

Total financial assets measured at fair value	616.5	0.0	3.7	0.0	0.2	338.0	1.7	0.0

Total maximum exposure to credit risk reflected on the balance sheet	1,183.3	8.4	272.4	144.3	17.5	361.9	2.8	2.5

Guarantees	16.4	1.5	1.8	0.3	2.3		1.6	1.4

Loan commitments	56.9	0.2	0.2	0.9	8.1		22.5	2.4

Irrevocable commitments to acquire ARS	0.1

Forward starting transactions, reverse repurchase and securities borrowing agreements	39.5		39.5

Total maximum exposure to credit risk not reflected on the balance sheet	112.9	1.7	41.4	1.2	10.4		24.1	3.8

Total at the year-end	1,296.1	10.1	313.8	145.5	27.9	361.9	26.9	6.4

1  Includes but not limited to life insurance contracts, inventory, accounts receivable, patents, and copyrights.  2  Loans include a balance outstanding of USD 5.7 billion to the BlackRock fund. This loan is collateralized by a portfolio of US residential mortgage-backed securities included within “Other collateral”. Refer to the “Risk, treasury and capital management” section of this report for more information.  3  Loans include monoline-protected assets which were reclassified from held-for-trading to loans and receivables in fourth quarter 2008. The remaining carrying value of these assets was CHF 5.3 billion as of 31 December 2010. The fair value of credit default swap protection after credit valuation adjustments related to these assets was CHF 0.5 billion, which is not included in the column “Credit derivative contracts”. Refer to the “Risk, treasury and capital management” section of this report for more information.  4  Included within cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. The amount shown in the netting column represents the netting with related negative replacement values in accordance with Swiss Federal Banking Law.  5  The amount shown in the netting column represents the netting with related negative replacement values and cash collateral payables in accordance with Swiss Federal Banking Law.  6  These positions are generally managed under the market risk framework and are included in VaR. For the purpose of this disclosure, collateral and credit enhancements were not considered.  7  Does not include debt instruments held for unit-linked investment contracts and investment fund units.

Financial information

Notes to the consolidated financial statements

Note 28 Measurement categories of financial assets and financial liabilities (continued)

Financial assets subject to credit risk by rating category

CHF billion	31.12.11
Rating category[1]	0–1	2–3	4–5	6–8	9–13	defaulted	not rated		Total
Balances with central banks	27.3	11.2	0.0	0.0					38.6

Due from banks	0.4	16.0	3.5	3.0	0.2	0.0			23.2

Loans	6.9	78.6	110.6	57.4	11.9	1.1			266.6

Cash collateral on securities borrowed and reverse repurchase agreements	1.3	215.9	29.2	22.7	3.1	0.0			272.3

Positive replacement values	11.9	400.6	53.4	17.4	2.5	0.7			486.6

Cash collateral receivables on derivative instruments	7.0	25.8	3.8	4.6	0.1	0.0			41.3

Trading portfolio assets – debt instruments[2]	45.6	36.5	8.0	3.8	5.2	0.1			99.2

Financial investments available-for-sale – debt instruments	43.3	9.0	0.0	0.0	0.0				52.3

Other financial instruments	0.1	5.8	3.0	7.9	2.7	0.3			19.9

Financial instruments not recognized on the balance sheet[3]

Guarantees	2.0	9.9	3.2	2.7	1.1				18.8

Loan commitments	0.3	31.7	13.2	5.8	7.1	0.1			58.2

Forward starting reverse repurchase agreements	0.1	26.1	0.6	0.4					27.1

Forward starting securities borrowing agreements		0.5	0.0						0.5

Total	146.2	867.6	228.5	125.7	34.0	2.4	0.0		1,404.5

CHF billion	31.12.10
Rating category[1]	0–1	2–3	4–5	6–8	9–13	defaulted	not rated	[4]	Total
Balances with central banks	14.6	9.8	0.0						24.5

Due from banks	0.3	11.7	2.6	2.3	0.2	0.0			17.1

Loans	11.8	75.6	76.2	79.8	16.2	1.6			261.3

Cash collateral on securities borrowed and reverse repurchase agreements	59.4	112.9	23.1	8.2	1.7	0.0			205.2

Positive replacement values	15.2	331.7	38.4	12.6	2.2	1.1			401.1

Cash collateral receivables on derivative instruments	6.2	22.6	4.5	4.5	0.3	0.0			38.1

Trading portfolio assets – debt instruments[2]	52.5	59.4	10.2	5.5	6.4	0.3			134.3

Financial investments available-for-sale – debt instruments	66.8	6.6		0.0	0.0				73.4

Other financial instruments	0.1	6.1	3.7	16.3	1.6	0.3			28.2

Financial instruments not recognized on the balance sheet[3]

Guarantees	0.1	7.2	4.5	3.1	1.4	0.0			16.4

Loan commitments	0.7	32.8	10.3	4.8	8.1	0.1			56.9

Forward starting reverse repurchase agreements							39.0		39.0

Forward starting securities borrowing agreements							0.5		0.5

Total	227.9	676.4	173.4	137.3	38.1	3.4	39.5		1,296.0

1 Refer to the “UBS internal rating scale and mapping of external ratings” table in the “Risk, treasury and capital management” section of this report for more information on rating categories.  2  Does not include debt instruments held for unit-linked investment contracts and investment fund units.  3  Commitments to acquire ARS of CHF 0.0 billion as of 31 December 2011 (31 December 2010: CHF 0.1 billion) are excluded.  4  These ratings were not available for 2010.

Financial information

Note 29 Pension and other post-employment benefit plans

The following table provides information relating to pension costs for defined benefit plans and defined contribution plans. These costs are part of Personnel expenses.

CHF million	31.12.11	31.12.10	31.12.09
Net periodic pension cost for defined benefit plans	534	477	742

of which: related to major pension plans[1]	461	430	694

of which: related to post-retirement medical and life insurance plans[2]	13	22	9

of which: related to remaining plans	36	25	39

of which: related to accrued pension costs not yet paid[3]	24	0	0

Pension cost for defined contribution plans[4]	254	246	246

Total pension and other post-employment benefit plans	788	724	988

1 Refer to “Note 29a Defined benefit pension plans” for more information.  2  Refer to “Note 29b Post-retirement medical and life insurance plans” for more information.  3  Accrued pension costs not yet paid in relation to the restructuring program communicated in 2011, included in provision for restructuring. Refer to “Note 37 Reorganizations and disposals” and “Note 21 Provisions and contingent liabilities” for more information.   4  Refer to “Note 29c Defined contribution plans” for more information.

The following table provides information relating to deferred pension expenses and accrued pension and post-employment benefit liability.

These are recognized on the balance sheet within Other assets and Other liabilities, respectively.

Deferred pension expenses

CHF million	31.12.11	31.12.10	31.12.09
Major pension plans[1]	3,300	3,174	3,053

Total deferred pension expenses	3,300	3,174	3,053

Accrued pension and post-employment benefit liability
CHF million	31.12.11	31.12.10	31.12.09
Major pension plans[1]	(224)	(220)	(251)

Post-retirement medical and life insurance plans[2]	(166)	(158)	(163)

Remaining plans	(16)	(17)	(25)

Total accrued pension and post-employment benefit liability	(406)	(395)	(439)

1  Refer to “Note 29a Defined benefit pension plans” for more information.  2  Refer to “Note 29b Post-retirement medical and life insurance plans” for more information.

a) Defined benefit pension plans

UBS has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations for the plans in these countries are performed as required.

The overall investment policy and strategy for UBS’s defined benefit pension plans are guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Depending on the country, the pension fund trustees and/or UBS are responsible for the determination of the mix of asset types and target allocations. Actual asset allocation is determined by a variety of current and expected economic and market conditions and in consideration of specific asset class risk, the risk profile and the maturity pattern of the plan.

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

Swiss pension plan

The Swiss pension plan covers all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. The Swiss plan allows employees a choice in the level of annual contributions paid by the employee. The pension plan provides benefits which are based on annual contributions as a percentage of salary and accrue at an interest rate that is defined annually by the Pension Foundation Board. Although the Swiss pension plan is a defined contribution plan under Swiss pension law, it is accounted for as a defined benefit plan under IAS 19 Employee benefits.

Contributions to the pension plan are paid by employees and the employer. The employee contributions are calculated as a percentage of covered salary and are deducted monthly. The percentages deducted from salary depend on age and vary between 1% and 13.5% of covered base salary and 0% and 9% of covered variable compensation. The employer pays a contribution that ranges between 1% and 27.5% of covered salary. The benefits covered include retirement benefits; disability, death and survivor pensions; and employment termination benefits.

Financial information

Notes to the consolidated financial statements

Note 29 Pension and other post-employment benefit plans (continued)

A key assumption in determining the defined benefit obligation is life expectancy. In 2011 the Swiss pension plan adopted the new BVG 2010 generational mortality table, replacing the BVG 2005 periodic table. This contributed significantly to the overall increase to the defined benefit obligation relating to the Swiss pension plan. The BVG 2010 generational table takes into account longer life expectancies.

The employer contributions expected to be made to the Swiss pension plan in 2012 are CHF 530 million.

International pension plans

The international locations of UBS operate various pension plans in accordance with local regulations and practices. The locations with defined benefit plans of a significant nature are the UK, the US and

Germany. The UK and the US defined benefit plans are closed to new entrants, who are covered by defined contribution plans. The amounts shown for international plans reflect the net funded positions of the significant international plans.

The pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the defined rate of benefit accrual and level of compensation. The plans are funded entirely by UBS. The employer contributions expected to be made to these pension plans in 2012 are CHF 108 million. The funding policy for these plans is consistent with local government and tax requirements.

The assumptions used in international plans are based on local economic conditions.

è	Refer also to Note 1a) 24).

Defined benefit pension plans

CHF million	Swiss			International
For the year ended	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09
Defined benefit obligation at the beginning of the year	(21,299)	(21,119)	(21,311)	(4,053)	(4,353)	(3,642)

Service cost	(410)	(384)	(432)	(33)	(41)	(41)

Interest cost	(569)	(657)	(672)	(210)	(237)	(230)

Plan participant contributions	(211)	(197)	(195)	0	0	0

Actuarial gain / (loss)	(1,452)	(149)	231	(259)	(119)	(471)

Benefits paid	985	1,252	1,314	145	148	153

Termination benefits	(11)	(45)	(54)	0	0	0

Foreign currency translation	0	0	0	(4)	549	(122)

Defined benefit obligation at the end of the year	(22,967)	(21,299)	(21,119)	(4,414)	(4,053)	(4,353)

Fair value of plan assets at the beginning of the year	20,690	20,286	19,029	3,406	3,517	2,866

Expected return on plan assets	715	850	846	217	237	202

Actuarial gain / (loss)	(523)	54	963	(94)	163	266

Employer contributions	495	510	513	71	86	232

Employer contributions – termination benefits	11	45	54	0	0	0

Plan participant contributions	211	197	195	0	0	0

Benefits paid	(985)	(1,252)	(1,314)	(145)	(148)	(153)

Foreign currency translation	0	0	0	3	(449)	104

Fair value of plan assets at the end of the year	20,614	20,690	20,286	3,458	3,406	3,517

Surplus/(deficit)	(2,353)	(609)	(833)	(956)	(647)	(836)

Unrecognized net actuarial (gains) / losses	4,916	3,028	2,996	1,470	1,183	1,475

Deferred pension expenses / (Accrued pension liability)	2,562	2,418	2,163	514	536	639

Movement in the net (liability) or asset
Deferred pension expenses / (Accrued pension liability) at the beginning of the year	2,418	2,163	2,123	536	639	548

Net periodic pension cost	(362)	(300)	(527)	(99)	(130)	(167)

Employer contributions	495	510	513	71	86	232

Employer contributions – termination benefits	11	45	54	0	0	0

Foreign currency translation	0	0	0	6	(59)	26

Deferred pension expenses / (Accrued pension liability)	2,562	2,418	2,163	514	536	639

Financial information

Note 29 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans (continued)

Amounts recognized in the balance sheet

CHF million	Swiss			International
For the year ended	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09

Deferred pension expenses	2,562	2,418	2,163	738	756	890

Accrued pension liability	0	0	0	(224)	(220)	(251)

Deferred pension expenses / (Accrued pension liability)	2,562	2,418	2,163	514	536	639

Components of net periodic pension cost
Service cost	410	384	432	33	41	41

Interest cost	569	657	672	210	237	230

Expected return on plan assets	(715)	(850)	(846)	(217)	(237)	(202)

Amortization of unrecognized net (gains)/losses	87	64	215	73	89	98

Immediate recognition of net actuarial (gains) / losses in current period	0	0	0	0	0	0

Termination benefits	11	45	54	0	0	0

Limit of defined benefit asset	0	0	0	0	0	0

Net periodic pension cost	362	300	527	99	130	167

Swiss funded plan
CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Defined benefit obligation	(22,967)	(21,299)	(21,119)	(21,311)	(20,877)

Plan assets	20,614	20,690	20,286	19,029	22,181
Surplus / (deficit)	(2,353)	(609)	(833)	(2,282)	1,304

Experience gains / (losses) on plan liabilities	0	253	214	0	0

Experience gains / (losses) on plan assets	(523)	54	963	(3,820)	(250)

International funded and unfunded plans
CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Defined benefit obligation from funded plans	(4,174)	(3,813)	(4,078)	(3,402)	(4,654)

Defined benefit obligation from unfunded plans	(240)	(240)	(275)	(240)	(274)

Plan assets from funded plans	3,458	3,406	3,517	2,866	4,579

Surplus / (deficit)	(956)	(647)	(836)	(776)	(349)

Experience gains / (losses) on plan liabilities	(46)	(17)	(12)	62	(32)

Experience gains / (losses) on plan assets	(94)	163	266	(1,027)	(97)

	Swiss			International
	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09
Principal weighted average actuarial assumptions used (%)
Assumptions used to determine defined benefit obligations at the end of the year
Discount rate	2.3	2.8	3.3	4.8	5.4	5.7

Expected rate of salary increase	2.5	2.5	2.5	4.1	4.9	5.0

Rate of pension increase	0.0	0.3	0.5	2.1	2.3	2.5

Assumptions used to determine net periodic pension cost recognized during the year
Discount rate	2.8	3.3	3.3	5.4	5.7	6.0

Expected rate of return on plan assets	3.5	4.3	4.5	6.5	6.9	6.6

Expected rate of salary increase	2.5	2.5	2.5	4.9	5.0	4.5

Rate of pension increase	0.3	0.5	0.5	2.3	2.5	1.9

Financial information

Notes to the consolidated financial statements

Note 29 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans (continued)

Plan assets (weighted average)

Actual plan asset allocation (%)

	Swiss			International
	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09
Equity instruments	31	32	35	39	45	46

Debt instruments	53	54	51	46	38	35

Real estate	14	13	13	3	3	3

Other	2	1	1	12	14	16

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)
Equity instruments	18–44	15–39	18–44	39–42	40–42	42–45

Debt instruments	46–70	44–68	41–65	43–45	38–44	37–44

Real estate	10–18	10–18	9–17	3–5	3–6	3–7

Other	0–5	0–5	0–5	10–13	11–15	11–12

Actual return on plan assets (%)	1.0	4.6	9.7	3.8	11.7	15.5

Additional details on fair value of plan assets
UBS financial instruments and UBS bank accounts	516	258	205

UBS AG shares[1]	23	25	66

Derivative financial instruments, counterparty UBS	20	298	25

Other assets used by UBS	157	188	193

1 The number of UBS AG shares was 2,014,000, 1,638,000 and 4,095,850 as of 31 December 2011, 31 December 2010 and 31 December 2009, respectively.

Mortality tables and life expectancies for major plans

		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09
Switzerland	BVG 2010 G1	21.1	17.9	17.9	22.8	17.9	17.9

UK	S1NA_L CMI 2010 G, with projections[2]	24.3	23.0	22.8	27.3	25.9	25.7

Germany	Dr. K. Heubeck 2005 G	19.4	19.3	19.1	22.1	22.0	21.9

US	PPA mandated mortality table per IRC 1.430(h)(3)[3]	19.1	19.0	18.4	19.1	19.0	18.4

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09
Switzerland	BVG 2010 G1	23.6	21.0	21.0	25.3	21.0	21.0

UK	S1NA_L CMI 2010 G, with projections[2]	25.5	24.7	24.6	27.8	26.6	26.5

Germany	Dr. K. Heubeck 2005 G	23.5	23.4	23.3	26.1	26.0	25.8

US	PPA mandated mortality table per IRC 1.430(h)(3)[3]	21.0	20.9	20.6	21.0	20.9	20.6

1 In 2010 and 2009 the mortality table BVG 2005 was used; the mortality tables are updated every five years. 2 In 2010 and 2009 the mortality table PA 2000 G, medium cohort with adjustment was used. 3 In 2009 the mortality table RP 2000 with projections was used.

Financial information

Note 29 Pension and other post-employment benefit plans (continued)

b) Post-retirement medical and life insurance plans

In the US and the UK, UBS offers retiree medical benefits that contribute to the health care coverage of certain employees and beneficiaries after retirement. The UK plan is closed to new entrants. In addition to retiree medical benefits, UBS in the US also provides retiree life insurance benefits to certain employees. The benefit obligation for these plans amounts to CHF 219 million as of 31 December 2011 (31 December 2010: CHF 209 million; 31 December 2009: CHF 186 million). There are no retained plan assets for these plans. The total accrued post-retirement cost amounts to CHF 166 million as of 31 December 2011

(31 December 2010: CHF 158 million; 31 December 2009: CHF 163 million). The periodic post-retirement costs for the years ended 31 December 2011, 31 December 2010 and 31 December 2009 were CHF 13 million (net of a curtailment gain of CHF 9 million), CHF 22 million and CHF 9 million (net of a curtailment gain of CHF 8 million), respectively.

The employer contributions expected to be made to the post-retirement medical and life insurance plans in 2012 are CHF 7 million.

Post-retirement medical and life insurance plans

CHF million	31.12.11	31.12.10	31.12.09
Post-retirement benefit obligation at the beginning of the year	(209)	(186)	(159)

Service cost	0 [1]	(9)	(7)

Interest cost	(11)	(11)	(10)

Plan participant contributions	(2)	(2)	(2)

Actuarial gain / (loss)	(17)	(35)	(31)

Benefits paid	9	10	10

Curtailments	13	0	9

Foreign currency translation	(2)	24	4

Post-retirement benefit obligation at the end of the year	(219)	(209)	(186)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	7	8	8

Plan participant contributions	2	2	2

Benefits paid	(9)	(10)	(10)

Fair value of plan assets at the end of the year	0	0	0

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Defined benefit obligation	(219)	(209)	(186)	(159)	(190)

Plan assets	0	0	0	0	0

Surplus / (deficit)	(219)	(209)	(186)	(159)	(190)

Experience gains / (losses) on plan liabilities	0	6	8	3	8

1 Current service cost of CHF 9 million in 2011 was offset by a plan amendment which resulted in a negative past service cost of CHF 9 million.

The post-retirement benefit expense is determined by using the assumed average health care cost trend rate. The rate for 2012 is assumed to be 8% and is assumed to decrease gradually to 5% by 2023. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life plans as for the defined benefit obligations arising from pension plans.

Assumed average health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the total service and interest cost components of the periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease
Effect on total service and interest cost	4	(3)

Effect on the post-retirement benefit obligation	38	(30)

Financial information

Notes to the consolidated financial statements

Note 29 Pension and other post-employment benefit plans (continued)

c) Defined contribution plans

UBS also sponsors a number of defined contribution plans in its international locations. The locations with defined contribution plans of a significant nature are the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from

UBS. The employer contributions to these plans recognized as an expense for the years ended 31 December 2011, 31 December 2010 and 31 December 2009 were CHF 254 million, CHF 246 million and CHF 246 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed on arm’s length conditions.

The international UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS AG shares and / or securities.

In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. Simultaneously, UBS and the Swiss pension fund entered into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for ten years each. During 2009, UBS renegotiated one of the lease contracts which reduced UBS’s remaining lease commitment.

As of 31 December 2011, the minimum commitment towards the Swiss pension fund under the related leases is approximately CHF 16 million (31 December 2010: CHF 21 million).

The following amounts have been received or paid by UBS from and to the pension funds in respect of these activities and arrangements:

Related party disclosure

	For the year ended
CHF million	31.12.11	31.12.10	31.12.09
Received by UBS

Fees	24	21	34

Paid by UBS

Rent	10	11	12

Interest	3	3	2

The transaction volumes in UBS AG shares and other UBS securities are as follows:

Transaction volumes – related parties

	For the year ended
	31.12.11	31.12.10	31.12.09
Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	2,713	2,684	3,869

UBS financial instruments (nominal values in CHF million)	7	40	35

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	2,374	4,735	4,116

UBS financial instruments (nominal values in CHF million)	18	10	14

Details of the fair value of the plan assets of the defined pension plans are disclosed in “Note 29a Defined benefit pension plans”. Furthermore, UBS defined contribution pension funds hold 17,628,845 UBS AG shares with a market value of CHF 196 million as of 31 December 2011

(31 December 2010: 17,665,621 UBS AG shares with a market value of CHF 272 million; 31 December 2009: 17,259,203 UBS AG shares with a market value of CHF 278 million).

Financial information

Notes to the consolidated financial statements

Note 30 Equity participation and other compensation plans

a) Plans offered

UBS operates several equity participation and other compensation plans to further align the interests of executives, managers and staff with the interests of shareholders. Some plans (e.g. Equity Plus and EOP) are offered to eligible employees in approximately 50 countries and are designed to meet the legal, tax and regulatory requirements of each country in which they are offered. Some plans are used in specific countries (e.g. awards granted to Wealth Management Americas financial advisors) or only offered to members of the Group Executive Board (GEB) (e.g. PEP). UBS’s compensation plans are mandatory, discretionary or voluntary. The explanations below provide a general description of the terms of the most significant plans operated for 2011 and those from prior years that are partly expensed in 2011. Refer to Note 1a) 25) for a description of the accounting policy related to equity participation and other compensation plans.

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP award of UBS shares, notional UBS shares or UBS performance shares (i.e. notional shares which are subject to performance conditions). Since 2011 (for performance year 2010), performance shares have been granted to EOP participants who are risk-takers, Group Managing Directors or employees whose incentive exceeds a certain threshold. These performance shares will only vest in full if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the financial year preceding scheduled vesting. Adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings, as well as achievement of specific targets. To align their compensation with the performance of the funds that they manage, the majority of Global Asset Management employees receive their EOP awards in the form of cash but the amount depends on the value of the relevant underlying Global Asset Management funds at the time of vesting (Alternative Investment Vehicles, or AIVs). Awards of UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights or dividends during the vesting period. Awards granted in the form of UBS shares, notional UBS shares and performance shares are settled by delivering UBS shares at vesting, except in countries where this is not permitted for legal reasons. Awards granted in the form of AIVs are settled in cash. The majority of EOP awards continue to be granted in UBS shares, notional UBS shares, or performance shares. EOP awards generally vest in increments over a three-year vesting period. The awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Senior Executive Equity Ownership Plan (SEEOP): GEB members receive a portion of their mandatory deferral in UBS shares or notional shares, which vest in one-fifth increments over a five-year vesting period and are forfeitable if certain conditions are not met. Awards granted since 2011 are subject to the same performance conditions as performance shares granted under the EOP, i.e. will only vest in full if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole must be profitable) in the financial year preceding scheduled vesting. During 2010 UBS only granted SEEOP awards to certain senior executives to whom it had a contractual commitment. Awards granted under SEEOP are settled by delivering UBS shares at vesting. Compensation expense is recognized on the same basis as for share settled EOP awards.

Incentive Performance Plan (IPP): In 2010 GEB members and certain other senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three UBS shares at vesting, depending on the achievement of share price targets. The IPP awards vest after five years in 2015 and are subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee. IPP was a forward looking one-time plan granted in 2010 only.

Performance Equity Plan (PEP): In 2011 and 2010 GEB members received part of their annual incentive in the form of performance shares granted under the PEP. Each performance share is a contingent right to receive between zero and two UBS shares at vesting, depending on the achievement of Economic Profit (EP) and Total Shareholder Return (TSR) targets. PEP awards vest after three years. EP is a risk-adjusted profit measure that takes into account the cost of risk capital. TSR measures the total return to UBS shareholders (in the form of share price appreciation and dividends) as compared to the constituents of a banking index. Vesting is subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

Mandatory deferred cash compensation plans

Conditional Variable Compensation Plan (CVCP): In 2009 certain employees received part of their incentive in the form of a mandatory deferred cash award that vests in increments over a three-year vesting period subject to performance conditions. The award consists of a contingent right to receive cash payments at vesting. The awards are forfeitable upon voluntary termination of employment. Compensation expense is recognized over the individual performance periods. Compensation expense is accelerated to the retirement eligibility date for those employees who are, or become retirement eligible during the service period. CVCP was a one-time plan granted in 2009.

Financial information

Notes to the consolidated financial statements

Note 30 Equity participation and other compensation plans (continued)

Cash Balance Plan (CBP): In 2011 and 2010 Group Executive Board (GEB) members received part of their annual incentive in the form of a mandatory deferred cash award. CBP awards are paid out in two equal installments during the two years following the year of grant, subject to performance conditions. Awards granted since 2011 (for performance year 2010) are subject to a Group return on equity performance conditions, whereas awards granted in 2010 (for performance year 2009) are subject to profitability hurdles. After a GEB member has left the firm, the deferred portion of the CBP award continues to be at risk of forfeiture and awards granted under the CBP from 2011 onwards are forfeited if a GEB member voluntarily terminates his or her employment and joins another financial services organization. Compensation expense is recognized in the performance year, which is generally the financial year prior to the grant date.

Deferred Cash Plan (DCP): In 2011, DCP awards were granted to Investment Bank employees whose total compensation exceeded a certain threshold (CHF 1 million). DCP awards vest in one-third increments over a three-year vesting period following the grant date. Compensation expense is recognized ratably over the vesting period. DCP was a one-time plan granted in 2011.

Long-Term Deferred Retention Senior Incentive Scheme (LTDRSIS): Awards granted under the LTDRSIS are granted to employees in Australia only and represent a profit share amount based on the profitability of the Australian business. Awards vest and are paid in equal installments over three years and include an arrangement which allows for unpaid installments to be reduced if the business has a loss during the calendar year preceding vesting. The awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of the grant. Otherwise, compensation expense is recognized ratably from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Wealth Management Americas financial advisor compensation

Financial advisor compensation – cash payments consist primarily of a formula-based compensation plan, which fluctuates in proportion to the level of business activity.

    UBS enters into compensation arrangements with financial advisors primarily as a recruitment incentive and to incentivize financial advisors to achieve certain production and other performance thresholds. The compensation is earned and paid to the employee during a period of continued employment and may be forfeited under certain circumstances. In certain cases, UBS makes loans to financial advisors in connection with these compensation arrangements.

    GrowthPlus is a program for financial advisors who were hired before 1 January 2005 and whose production exceeds defined thresholds from

2009 through 2012. Compensation arrangements were granted in 2010 and 2011 with potential arrangements to be granted in 2015 and 2018. Expense is recognized over seven years with the exception of the 2018 commitment which will be expensed over five years commencing upon grant. In certain cases, UBS makes loans to financial advisors in connection with this program.

PartnerPlus is a mandatory deferred cash compensation plan for selected employees. Awards (UBS contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of UBS’s contributions. Awards and voluntary contributions earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. The awards vest in 20% increments six to ten years following grant date. Awards and interest earned on both UBS and voluntary contributions are forfeitable under certain circumstances. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized ratably commencing in the performance year to the earlier of the vesting date or the retirement eligibility date of the employee.

Discretionary share-based compensation plans

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP): Until 2009 key and high potential employees were granted discretionary share-settled Stock Appreciation Rights (SARs) or UBS options with a strike price not less than the fair market value of a UBS share on the date the SAR or option was granted. A SAR gives employees the right to receive a number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. SARs and options are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. These awards are generally forfeitable upon termination of employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No KESAP or KESOP awards were granted in 2011 and 2010.

Voluntary share-based compensation plans

Equity Plus Plan (Equity Plus): Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS shares at market value and receive at no additional cost one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from bonus compensation and/or quarterly through regular deduc-

Financial information

Note 30 Equity participation and other compensation plans (continued)

tions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Compensation expense for the Equity Plus plan is recognized from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

UBS satisfies share delivery obligations under its share-based plans either by purchasing UBS shares in the market or through the issuance of new shares. As of 31 December 2011, UBS was holding approximately 77 million shares in treasury and approximately 149 million unissued shares in conditional share capital, which are available and can be used to satisfy the exercising of options and SAR awards by employees. The shares available cover all vested and in-the-money (i.e. exercisable) employee options, SARs and notional shares.

b) Effect on income statement

Effect on income statement for the financial year and future periods

The following table summarizes the compensation expenses recognized for the year ended 31 December 2011 and the compensation expenses, that will be recognized as an expense in the income statements for 2012 and later. The deferred compensation expenses in the table also include non-vested awards granted in February and March 2012, which relate to the compensation core cycle 2011.

Personnel expenses – recognized and deferred1

	Personnel expenses for the year 2011			Personnel expenses deferred to 2012 and later
CHF million	Expenses relating to awards for 2011	Expenses relating to awards for prior years	Total	Relating to awards for 2011	Relating to awards for prior years	Total
Variable bonus awards

Cash discretionary bonus	1,514	(88)	1,426	0	0	0

Conditional Variable Compensation Plan (CVCP)	0	204	204	0	42	42

Cash Balance Plan (CBP) and other cash plans	34	105	139	3	137	140

Total deferred cash plans	34	309	343	3	179	182

Equity Ownership Plan (EOP / SEEOP / Performance) – UBS shares	231	1,069	1,300	625	641	1,266

Performance Equity Plan (PEP)	3	5	8	10	4	14

Incentive Performance Plan (IPP)	0	97	97	0	134	134

Total UBS share plans	234	1,171	1,405	635	779	1,414

UBS share option plans (KESAP / KESOP)	0	100	100	0	15	15

Equity Ownership Plan (EOP) – AIVs	25	93	118	69	48	117

Total discretionary bonus	1,807	1,585	3,392	707	1,021	1,728

Variable compensation

Variable compensation – other[2]	335	(19)	316	247	190	437

Financial advisor compensation – cash payments	1,695	0	1,695	0	0	0

Compensation commitments and advances related to recruited financial advisors	37	499	536	561	2,131	2,692

GrowthPlus and other deferral plans	90	89	179	377	422	799

UBS share plans	20	88	108	86	261	347

Wealth Management Americas: Financial advisor compensation[3]	1,842	676	2,518	1,024	2,814	3,838

Total	3,984	2,242	6,226	1,978	4,025	6,003

1  Total share-based personnel expenses recognized for the year ended 31 December 2011 of CHF 1,789 million comprise UBS share plans of CHF 1,405 million, UBS share option plans of CHF 100 million, Equity Ownership Plan – AIVs of CHF 118 million, related social security costs of CHF 39 million and Variable compensation – other of CHF 127 million. 2  Includes replacement payments of CHF 121 million, forfeiture credits of negative CHF 215 million, guarantees for new hires of CHF 173 million, severance payments of CHF 216 million and retention plan payments of CHF 21 million. 3  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Financial information

Notes to the consolidated financial statements

Note 30 Equity participation and other compensation plans (continued)

Personnel expenses – recognized and deferred1

	Personnel expenses for the year 2010			Personnel expenses deferred to 2011 and later
CHF million	Expenses relating to awards for 2010	Expenses relating to awards for prior years	Total	Relating to awards for 2010	Relating to awards for prior years	Total

Variable bonus awards

Cash discretionary bonus	2,079	5	2,084	0	0	0

Conditional Variable Compensation Plan (CVCP)	0	179	179	0	292	292

Cash Balance Plan (CBP) and other cash plans	64	71	135	236	19	255

Total deferred cash plans	64	250	314	236	311	547

Equity Ownership Plan (EOP / SEEOP) – UBS shares	434	852	1,286	1,249	515	1,764

Performance Equity Plan (PEP)	6	5	11	16	2	18

Incentive Performance Plan (IPP)	0	131	131	6	221	227

Total UBS share plans	440	988	1,428	1,271	738	2,009

UBS share option plans (KESAP / KESOP)	0	145	145	0	114	114

Equity Ownership Plan (EOP) – AIVs	28	83	111	67	57	124

Total discretionary bonus	2,611	1,471	4,082	1,574	1,220	2,794

Variable compensation

Variable compensation – other[2]	399	(169)	230	337	0	337

Financial advisor compensation – cash payments	1,813	0	1,813	0	0	0

Compensation commitments and advances related to recruited financial advisors	29	570	599	388	2,186	2,574

GrowthPlus and other deferral plans	127	35	162	221	302	523

UBS share plans	11	82	93	89	266	355

Wealth Management Americas: Financial advisor compensation[3]	1,980	687	2,667	698	2,754	3,452

Total	4,990	1,989	6,979	2,609	3,974	6,583

1   Total share-based personnel expenses recognized for the year ended 31 December 2010 of CHF 1,843 million comprise UBS share plans of CHF 1,428 million, UBS share option plans of CHF 145 million, Equity Ownership Plan – AIVs of CHF 111 million, related social security costs of CHF 90 million and Variable compensation – other of CHF 69 million. In 2011, we reclassified the costs related to our voluntary employee share ownership plan (Equity Plus) from Variable compensation – other to Other personnel expenses. Prior periods were adjusted for this change. Refer to “Note 1b) Changes in accounting policies, comparability and other adjustments for more information. 2  Includes replacement payments of CHF 107 million, forfeiture credits of negative CHF 167 million, guarantees for new hires of CHF 135 million, severance payments of CHF 69 million and retention plan payments of CHF 85 million. 3  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Financial information

Note 30 Equity participation and other compensation plans (continued)

Personnel expenses – recognized and deferred1

	Personnel expenses for the year 2009			Personnel expenses deferred to 2010 and later
CHF million	Expenses relating to awards for 2009	Expenses relating to awards for prior years	Total	Relating to awards for 2009	Relating to awards for prior years	Total
Variable bonus awards

Cash discretionary bonus	2,245	(169)	2,076	0	0	0

Conditional Variable Compensation Plan (CVCP)	0	19	19	0	558	558

Cash Balance Plan (CBP) and other cash plans	44	0	44	45	12	57

Total deferred cash plans	44	19	63	45	570	615

Equity Ownership Plan (EOP / SEEOP / Performance) – UBS shares	276	283	559	1,352	97	1,449

Performance Equity Plan (PEP)	0	0	0	8	0	8

Incentive Performance Plan (IPP)	0	0	0	467	0	467

Total UBS share plans	276	283	559	1,827	97	1,924

UBS share option plans (KESAP / KESOP)	33	23	56	34	286	320

Equity Ownership Plan (EOP) – AIVs	34	21	55	134	13	147

Total discretionary bonus	2,632	177	2,809	2,040	966	3,006

Variable compensation

Variable compensation – other[2]	816	(117)	699	0	0	0

Financial advisor compensation – cash payments	1,712	0	1,712	0	0	0

Compensation commitments and advances related to recruited financial advisors	127	471	598	1,198	1,744	2,942

GrowthPlus and other deferral plans	28	(7)	21	124	241	365

UBS share plans	0	95	95	110	236	346

Wealth Management Americas: Financial advisor compensation[3]	1,867	559	2,426	1,432	2,221	3,653

Total	5,315	619	5,934	3,472	3,187	6,659

1 Total share-based personnel expenses recognized for the year ended 31 December 2009 of CHF 913 million comprise UBS share plans of CHF 559 million, UBS share option plans of CHF 56 million, Equity Ownership Plan – AIVs of CHF 55 million, related social security costs of CHF 16 million and Variable compensation – other of CHF 227 million. In 2011, we reclassified the costs related to our voluntary employee share ownership plan (Equity Plus) from Variable compensation – other to Other personnel expenses. Prior periods were adjusted for this change. Refer to “Note 1b) Changes in accounting policies, comparability and other adjustments for more information. 2 Includes replacement payments of CHF 41 million, forfeiture credits of CHF negative 81 million, guarantees for new hires of CHF 56 million, severance payments of CHF 433 million and retention plan payments of CHF 250 million. 3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Additional disclosures on mandatory, discretionary and voluntary share-based compensation plans (including AIVs granted under EOP)

The total share-based personnel expenses recognized for the years ended 31 December 2011, 2010 and 2009 were CHF 1,789 million, CHF 1,843 million, and CHF 913 million, respectively. This includes the current period expense amortization and related social security costs for awards issued in prior periods and performance year expensing for awards granted to retirement eligible employees where the terms of the awards do not require the employee to provide future services.

The total compensation expenses for non-vested share-based awards granted up to 31 December 2011 relating to prior years to be recognized in future periods is CHF 1,319 million and will be recognized in Personnel expenses over a weighted average period of 2.1 years. This includes UBS share plans, UBS share option plans, the Equity Ownership Plan (AIVs), other variable compensation and the Equity Plus Plan. Total deferred compensation amounts included in the 2011 table differ from this amount as the deferred compensation amounts also include non-vested awards granted in February and March 2012 related to the compensation core cycle 2011.

Actual payments to participants in cash-settled share-based plans, including amounts granted as AIVs issued under the EOP, for the years ended 31 December 2011, 2010 and 2009 were CHF 93 million, CHF 79 million and CHF 83 million, respectively. The total carrying amount of the liability related to these plans was CHF 262 million at 31 December 2011.

Financial information

Notes to the consolidated financial statements

Note 30 Equity participation and other compensation plans (continued)

c) Movements during the year

UBS share and performance share awards

Movements in UBS share and notional share awards were as follows:

UBS share awards

	Number of shares 2011	Weighted average grant date fair value CHF	Number of shares 2010	Weighted average grant date fair value CHF	Number of shares 2009	Weighted average grant date fair value CHF
Outstanding, at the beginning of the year	171,085,140	18	86,888,626	31	84,736,935	53

Shares awarded during the year	111,254,968	18	125,133,310	15	39,067,130	12

Distributions during the year	(54,443,660)	21	(29,669,688)	42	(31,293,824)	66

Forfeited during the year	(13,197,909)	18	(11,267,108)	21	(5,621,615)	38

Outstanding, at the end of the year	214,698,539	17	171,085,140	18	86,888,626	31

of which: shares vested for accounting purposes	59,154,235		47,366,286		40,148,461

The market value of shares that became legally vested and were distributed (i.e. all restrictions were fulfilled) during-the years ended 31 December 2011, 2010 and 2009 was CHF 980 million, CHF 421 million and CHF 346 million, respectively.

Movements in performance shares granted under the IPP are as follows:

Incentive Performance Plan

	Number of performance shares 2011	Weighted average fair value of IPP performance shares at grant date CHF[1]	Representative of UBS shares 2011[2]	Number of performance shares 2010	Weighted average fair value of IPP performance shares at grant date CHF[1]	Representative of UBS CHF 2010[2]
Forfeitable, at the beginning of the year	18,157,242	22	18,157,242	0	0	0

Awarded during the year	31,848	21	31,848	19,629,916	22	19,629,916

Distributions during the year	0	0	0	0	0	0

Forfeited during the year	(2,051,624)	22	(2,051,624)	(1,472,674)	22	(1,472,674)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	0	N/A	N/A	0

Forfeitable, at the end of the year	16,137,466	22	16,137,466	18,157,242	22	18,157,242

of which: performance shares vested for accounting purposes	6,727,398		6,727,398	4,073,546		4,073,546

1 Valuations take into account the relevant performance conditions, targets set, and the range of possible outcomes. 2 Based on conditions existing at the relevant balance sheet date.

Financial information

Note 30 Equity participation and other compensation plans (continued)

Movements in performance shares granted under the PEP are as follows:

Performance Equity Plan

	Number of performance shares 2011	Weighted average fair value of PEP performance shares at grant date CHF[1]	Representative of UBS shares 2011[2]	Number of performance shares 2010	Weighted average fair value of PEP performance shares at grant date CHF[1]	Representative of UBS CHF 2010[2]
Forfeitable, at the beginning of the year	518,837	16	518,837	0	0	0

Awarded during the year	754,530	19	754,530	545,642	16	545,642

Distributions during the year	0	0	0	0	0	0

Forfeited during the year	(62,769)	19	(62,769)	(26,805)	16	(26,805)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	(732,364)	N/A	N/A	(251,636)

Forfeitable, at the end of the year	1,210,598	18	478,234	518,837	16	267,201

of which: performance shares vested for accounting purposes	594,235		244,332	221,638		114,143

1 Valuations take into account the relevant performance conditions, targets set, and the range of possible outcomes. 2 Based on conditions existing at the relevant balance sheet date.

UBS option awards

Movements in option awards were as follows:

UBS option awards

	Number of options 2011	Weighted average exercise price CHF[1]	Number of options 2010	Weighted average exercise price CHF[1]	Number of options 2009	Weighted average exercise price CHF[1]
Outstanding, at the beginning of the year	205,545,575	42	228,623,886	43	236,055,545	47

Granted during the year	0	0	0	0	22,525,624	13

Exercised during the year	(1,306,764)	12	(40,894)	14	(48,241)	16

Forfeited during the year	(810,094)	24	(5,814,986)	33	(7,245,512)	37

Expired unexercised	(23,436,356)	42	(17,222,431)	54	(22,663,530)	48

Outstanding, at the end of the year	179,992,361	43	205,545,575	42	228,623,886	43

Exercisable, at the end of the year	178,008,644	43	155,302,104	48	137,797,186	51

1 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table provides additional information about option exercises, grants and intrinsic values:

For the year ended	31.12.11	31.12.10	31.12.09
Weighted average share price of options exercised (CHF)	17	16	18

Intrinsic value of options exercised during the year (CHF million)	7.5	0.1	0.2

Weighted average grant date fair value of options granted (CHF)	N/A	N/A	6.0

Financial information

Notes to the consolidated financial statements

Note 30 Equity participation and other compensation plans (continued)

The following table provides additional information about options outstanding and options exercisable as of 31 December 2011:

	Options outstanding				Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average exercise price (CHF / USD)	Aggregate intrinsic value (CHF / USD) million)	Weighted average remaining contractual term (years)	Number of options exercisable	Weighted average exercise price (CHF / USD)	Aggregate intrinsic value (CHF / USD) million)	Weighted average remaining contractual term (years)

CHF awards
10.21–15.00	15,990,737	11.33	9.8	7.1	13,757,437	11.33	9.8	7.1

15.01–25.00	10,393,029	18.76	0.0	7.3	10,348,029	18.76	0.0	7.3

25.01–35.00	36,676,438	31.00	0.0	5.4	36,649,903	30.98	0.0	5.4

35.01–45.00	15,668,285	39.90	0.0	2.1	15,720,190	39.89	0.0	2.1

45.01–55.00	17,649,676	49.32	0.0	3.5	17,612,701	49.32	0.0	3.5

55.01–65.00	4,720,736	60.15	0.0	5.0	4,720,736	60.15	0.0	5.0

65.01–75.00	52,941,724	67.65	0.0	4.7	53,280,727	67.69	0.0	4.7

10.21–75.00	154,040,625		9.8		152,089,723		9.8

USD awards
15.58–25.00	9,300,906	20.30	0.0	0.8	9,280,906	20.30	0.0	0.8

25.01–35.00	6,442,441	31.87	0.0	2.3	6,436,795	31.87	0.0	2.3

35.01–40.00	7,720,186	37.73	0.0	3.0	7,713,017	37.73	0.0	3.0

40.01–47.12	2,488,203	42.14	0.0	3.4	2,488,203	42.14	0.0	3.4

15.58–47.12	25,951,736		0.0		25,918,921		0.0

UBS SAR awards

Movements in SAR awards were as follows:

UBS SAR awards

	Number of SARs 2011	Weighted average exercise price CHF	Number of SARs 2010	Weighted average exercise price CHF	Number of SARs 2009	Weighted average exercise price CHF
Outstanding, at the beginning of the year	58,015,041	12	60,907,175	12	0	0

Granted during the year	0	0	0	0	66,126,830	12

Exercised during the year	(44,333)	15	(160,334)	12	0	0

Forfeited during the year	(2,946,350)	11	(2,721,700)	11	(5,219,655)	11

Expired unexercised	(3,120)	16	(10,100)	11	0	0

Outstanding, at the end of the year	55,021,238	12	58,015,041	12	60,907,175	12

Exercisable, at the end of the year	4,018,634	10	4,005,317	10	4,000,000	10

The following table provides additional information about SARs exercises, grants and intrinsic values:

For the year ended	31.12.11	31.12.10	31.12.09
Weighted average share price of SARs exercised (CHF)	18	16	N/A

Intrinsic value of SARs exercised during the year (CHF million)	0.1	0.6	N/A

Weighted average grant date fair value of SARs granted (CHF)	N/A	N/A	5.0

Financial information

Note 30 Equity participation and other compensation plans (continued)

The following table provides additional information about SARs outstanding as of 31 December 2011:

	SARs outstanding				SARs exercisable
Range of exercise prices	Number of SARs outstanding	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)	Number of SARs exercisable	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)

CHF
9.35–12.50	53,508,855	11.25	4.4	6.8	4,007,400	10.10	4.3	2.2

12.51–15.00	47,000	14.53	0.0	7.5	0	0.00	0.0	0.0

15.01–17.50	181,783	16.63	0.0	7.4	10,634	16.80	0.0	7.4

17.51–20.00	378,600	19.25	0.0	7.7	600	19.27	0.0	7.7

20.01–40.00	905,000	40.00	0.0	7.2	0	0.00	0.0	0.0

9.35–40.00	55,021,238				4,018,634

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2011 is approximately 13.9 % of the market price of the UBS share. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

UBS options and SARs awards

Since 2010, the fair values of options and SARs have been determined using a standard closed-formula option valuation model. The expected term of each instrument is calculated based on historical employee exercise behavior patterns, taking into account the share price, strike price, vesting period and the contractual life of the instrument. The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historical share price volatility. Expected future dividends are derived from traded UBS options or from the historical dividend pattern. No options or SARs were granted in 2010 and 2011.

In 2009 the fair value of options and SARs was determined by means of a Monte Carlo simulation. The simulation technique used a mix of implied and historical volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the instrument was granted, such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each instrument was calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility was derived from the implied volatilities of traded UBS options in combination with the observed long-term historical share price volatility. Expected future dividends were derived from traded UBS options or from the historical dividend pattern. The fair values of options and SARs granted during 2009 were determined using the following assumptions:

	31.12.09
	CHF awards	Range low	Range high
Expected volatility (%)	48.22	40.91	53.47

Risk-free interest rate (%)	2.16	1.50	2.57

Expected dividend (CHF)	0.27	0.00	0.29

Strike price (CHF)	11.88	9.35	40.00

Share price (CHF)	11.64	9.35	19.27

Financial information

Notes to the consolidated financial statements

Note 30 Equity participation and other compensation plans (continued)

Incentive Performance Plan (IPP) and Performance Equity Plan (PEP)

For performance share awards granted in 2011 and 2010, UBS obtained independent third-party valuations based on the market conditions at the date of grant. The valuation methodology applied was a Monte Carlo simulation. The approach to determining input parameters and valuing the post-vesting transfer restriction is in line with that used for options. The fair value of IPP units granted in 2010 and PEP units granted in 2011 and 2010 was determined using the following assumptions:

31.12.11
PEP CHF awards
Expected TSR volatility (%)	62.00

Expected EP volatility (%)	52.00

Risk-free interest rate (%)	0.62

Expected dividend (CHF)	0.03

Share price (CHF)	18.43

	31.12.10
	IPP CHF awards	PEP CHF awards
Expected TSR volatility (%)	38.07	63.00

Expected EP volatility (%)	N/A	57.00

Risk-free interest rate (%)	1.06	0.60

Expected dividend (CHF)	0.12	0.10

Share price (CHF)	14.80	14.80

Financial information

Note 31 Related parties

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

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-independent members of the BoD and GEB members, including those who stepped down during 20111, is as follows:

Remuneration of key management personnel

CHF million	31.12.11		31.12.10		31.12.09
Base salaries and other cash payments	21		16		16

Incentive awards – cash	22	[3]	30	[3]	64

Employer’s contributions to retirement benefit plans	1		1		2

Benefits in kind, fringe benefits (at market value)	1		1		1

Equity compensation benefits[2]	33	[4]	48	[4]	29

Total	79		96		112

1 During 2011, John Cryan, Oswald J. Grübel and Maureen Miskovic stepped down from the GEB. 2 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares. 3 In 2011 and 2010, incentive awards include immediate and deferred cash. 4 In 2011 and 2010, equity compensation benefits include PEP, SEEOP and blocked shares due to applicable UK FSA regulations.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.0 million in 2011, CHF 6.7 million in 2010 and CHF 6.4 million in 2009.

b) Equity holdings

	31.12.11	31.12.10	31.12.09
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members[1]	4,800,170	9,085,194	9,410,280

Number of shares held by members of the BoD, GEB and parties closely linked to them[2]	3,562,771	4,850,196	4,180,154

1  Refer to “Note 30 Equity participation and other compensation plans” for more information. 2   Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, as of 31 December 2011, 31 December 2010 and 31 December 2009, 5,597 shares, 5,597 shares and 0 shares respectively were held by close family members of key management personnel. No shares were held by entities which are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2011, 31 December 2010 and 31 December 2009. Refer to “Note 30 Equity participation and other compensation plans” in this section for more information. No member of the BoD or GEB is the beneficial owner of more than 1% of UBS AG’s shares at 31 December 2011.

Financial information

Notes to the consolidated financial statements

Note 31 Related parties (continued)

c) Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk.

Independent BoD members are granted loans and mortgages at general market conditions.

Movements in the loan, advances and mortgage balances are as follows:

Loans, advances and mortgages to key management personnel1

CHF million	2011		2010
Balance at the beginning of the year	22		18

Additions	0		8

Reductions	(3)		(4)

Balance at the end of the year	19	[2]	22

1  All loans are secured loans, except for CHF 45,435 in 2011.  2  Includes a loan of CHF 3.3 million that will be forgiven in three equal installments over the next three years, subject to the GEB member’s continued full time employment with UBS and his performance being satisfactory and commensurate with his responsibilities.

d) Associated companies

All loans to associated companies are transacted at arm’s length:

Loans to associated companies

CHF million	2011	2010	2009
Balance at the beginning of the year	259	373	301

Additions	3	2	295

Reductions	(33)	(118)	(222)

Credit loss (expense) / recovery	0	0	(1)

Foreign currency translation	1	2	0

Balance at the end of the year	231	259	373

of which: unsecured loans	28	39	42

of which: allowances for credit losses	1	1	1

Other transactions with associated companies are transacted at arm’s length:

	As of or for the year ended
CHF million	31.12.11	31.12.10	31.12.09
Payments to associates for goods and services received	131	139	130

Fees received for services provided to associates	1	1	2

Commitments and contingent liabilities to associates	9	68	156

Refer to “Note 33 Significant subsidiaries and associates” for an overview of significant associates.

Financial information

Note 31 Related parties (continued)

e) Other related party transactions

During 2011 and 2010, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2011, these entities included H21 Macro Fund Ltd (Cayman

Islands) and Immo Heudorf AG (Switzerland). In 2010, UBS provided services for H21 Macro Fund Ltd (Cayman Islands). In 2009, UBS did not enter into any such transactions.

Other related party transactions

CHF million	2011	2010	2009
Balance at the beginning of the year	0	0	6

Additions	15	0	0

Reductions	(4)	0	(6)

Balance at the end of the year[1]	11	0	0

1  In 2011 includes loans and guarantees of CHF 11 million and unused committed facilities of CHF 0 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 0 million.

Other transactions with these related parties include:

CHF million	2011	2010	2009
Goods sold and services provided to UBS	0	0	0

Fees received for services provided by UBS	3	1	0

f) Additional information

UBS also engages in trading and risk management activities (e.g. swaps, options and forwards) with various related parties mentioned in previous sections. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market-maker in equity and debt instruments and at times may hold positions in instruments of related parties. These transactions are generally entered into on arms length terms.

Note 32 Events after the reporting period

After the issuance of the unaudited fourth quarter 2011 financial report on 7 February 2012, management adjusted the 2011 results to account for subsequent events. The net impact of these adjustments on net profit attributable to UBS shareholders was a loss of CHF 74 million, which decreased basic and diluted earnings per share by CHF 0.02.

The principal change arises due to an agreement in principle that we entered into with a monoline insurer in March 2012 following discussions that commenced in December 2011. Under the agreement, if consummated, certain credit default swap contracts would be commuted in exchange for a net payment of cash. Based on these discussions, UBS has increased its credit valuation adjustments in respect of these derivative contracts, resulting in a reduction of Net trading income in 2011 of CHF 167 million and a related tax benefit of CHF 28 million.

Other adjustments made to the income statement in 2011 increased net profit by CHF 65 million and included mutual fund fee income (credit of CHF 45 million in Wealth Management Americas), the amortization of debt issuance fees (credit of CHF 17 million in Corporate Center), a credit to personnel expenses of CHF 2 million (credit of CHF 17 million in the Investment Bank and CHF 15 million charge in Wealth Management Americas) and a net tax benefit of CHF 1 million in relation to these other adjustments.

On 22 February 2012, UBS issued USD 2 billion loss-absorbing subordinated tier 2 notes (the “Notes”) due in 2022. The Notes carry a fixed annual coupon of 7.25% for the first five years, which will be reset at the initial credit spread of 606.1 bps plus the 5-year mid-market USD swap rate for the remaining 5 years. UBS has the option to redeem the Notes at the fifth anniversary, conditional on approval from the Swiss regulator, FINMA.

Under Basel III capital rules, the Notes increase our tier 2 capital and count towards the progressive capital component for systemically relevant institutions in Switzerland. Upon the occurrence of a defined trigger event, the Notes will be written down to zero and cancelled. The Notes will be classified as debt instruments issued and will be accounted for at amortized cost.

On 7 February 2012, UBS announced certain changes to its Swiss pension plan. The main changes, being the reduction in conversion rate on retirement and an increase to the regular retirement age, serve in part to offset the impact of the increased life expectancy reflected in the defined benefit obligation as at 31 December 2011. However, unlike the increase to the defined benefit obligation, which is largely deferred as unrecognized actuarial losses, the changes to the pension plan will result in a reduction to personnel expenses in first quarter 2012 of CHF 485 million and a reduction to unrecognized actuarial losses of CHF 245 million. If UBS were to early adopt IAS 19R, the full impact of CHF 730 million would be recognized as a reduction to personnel expenses for the year ended 31 December 2012.

Financial information

Notes to the consolidated financial statements

Note 33 Significant subsidiaries and associates

Significant subsidiaries as of 31 December 2011

Company	Registered office	Business division[1]	Share capital in million			Equity interest accumulated in %
APPIA General Partner S.à.r.l.	Luxembourg, Luxembourg	Global AM	EUR	0.0		60.0

CCR Asset Management S.A.	Paris, France	Global AM	EUR	5.3		100.0

Fondcenter AG	Zurich, Switzerland	Global AM	CHF	0.1		100.0

ING Investment Management Limited	Sydney, Australia	Global AM	AUD	7.7		100.0

Luxembourg Financial Group A.G.	Luxembourg, Luxembourg	IB	EUR	2.1		100.0

Luxembourg Financial Group Asset Management S.A.	Luxembourg, Luxembourg	IB	EUR	0.2		100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	3 450.0		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	118 000.0		98.6

Topcard Service AG	Glattbrugg, Switzerland	WM&SB	CHF	0.2		100.0

Trumbull Property Growth & Income Fund GP LLC	Wilmington, Delaware, USA	Global AM	USD	0.3		100.0

UBS (Bahamas) Ltd.	Nassau, Bahamas	WM&SB	USD	4.0		100.0

UBS (France) S.A.	Paris, France	WM&SB	EUR	125.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	0.0		100.0

UBS (Italia) S.p.A.	Milan, Italy	WM&SB	EUR	60.0		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	WM&SB	CHF	150.0		100.0

UBS (Luxembourg) SA Austria Branch	Vienna, Austria	WM&SB	CHF	0.0		100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	WM&SB	EUR	9.2		100.0

UBS AFS Controlled Subsidiary 1 Ltd.	George Town, Cayman Islands	Global AM	USD	0.0		100.0

UBS AFS Controlled Subsidiary 2 Ltd	George Town, Cayman Islands	Global AM	USD	0.0		100.0

UBS Alternative and Quantitative Investments Limited	London, Great Britain	Global AM	GBP	0.3		100.0

UBS Alternative and Quantitative Investments LLC	Wilmington, Delaware, USA	Global AM	USD	0.1		100.0

UBS Americas Inc	Wilmington, Delaware, USA	IB	USD	0.0		100.0

UBS Asesores Mexico, S.A. de C.V.	México City, México	WM&SB	MXN	233.6		100.0

UBS Asesores SA	Panama, Panama	WM&SB	USD	0.0		100.0

UBS Bank (Canada)	Toronto, Canada	WMA	CAD	8.5		100.0

UBS Bank (Netherlands) B.V.	Amsterdam, the Netherlands	WM&SB	EUR	0.2		100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	México City, México	IB	MXN	706.4		100.0

UBS Bank USA	Salt Lake City, Utah, USA	WMA	USD	1 880.0	[2]	100.0

UBS Bank, S.A.	Madrid, Spain	WM&SB	EUR	82.2		100.0

UBS Belgium SA / NV	Brussels, Belgium	WM&SB	EUR	28.0		100.0

UBS Brasil Administradora de Valores Mobiliarios Ltda	Säo Paulo, Brazil	WM&SB	BRL	46.5		100.0

UBS Capital Securities (Jersey) Limited	St. Helier, Jersey	CC	EUR	0.0		100.0

UBS Card Center AG	Glattbrugg, Switzerland	WM&SB	CHF	0.1		100.0

UBS Casa de Bolsa, S.A. de C.V.	México City, México	IB	MXN	114.9		100.0

UBS Commercial Mortgage Securitization Corp.	Wilmington, Delaware, USA	IB	USD	0.0		100.0

UBS Custody Services Singapore Pte. Ltd.	Singapore, Singapore	WM&SB	SGD	5.5		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	880.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	WM&SB	EUR	176.0		100.0

UBS Fiduciaria S.p.A.	Milan, Italy	WM&SB	EUR	0.2		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Wilmington, Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services (Uruguay) Sociedad de Responsabilidad Limitada	Montevideo, Uruguay	WMA	UYU	0.1		100.0

1  WMA: Wealth Management Americas, WM&SB: Wealth Management & Swiss Bank, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2  Share capital and share premium.

Financial information

Note 33 Significant subsidiaries and associates (continued)

Significant subsidiaries as of 31 December 2011 (continued)

Company	Registered office	Business division[1]		Share capital in million		Equity interest accumulated in %
UBS Financial Services Inc.	Wilmington, Delaware, USA	WMA	USD	4,172.5	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WMA	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	WMA	USD	0.0	[2]	100.0

UBS Fund Management (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	EUR	10.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Funds Australia Limited	Sydney, Australia	IB	AUD	5.0		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc	Wilmington, Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	40.0		100.0

UBS Global Asset Management (Canada) Inc	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (China) Limited	Beijing, China	Global AM	CNY	20.5		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SGR SpA	Milan, Italy	Global AM	EUR	5.1		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (UK) Ltd	London, Great Britain	Global AM	GBP	125.0		100.0

UBS Global Asset Management (US) Inc	Wilmington, Delaware, USA	Global AM	USD	17.2	[2]	100.0

UBS Global Asset Management Funds Ltd	London, Great Britain	Global AM	GBP	26.0		100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	151.4		100.0

UBS Global Asset Management Life Ltd	London, Great Britain	Global AM	GBP	15.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	WM&SB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	WM&SB	CAD	0.1		100.0

UBS Hana Asset Management Company Ltd	Seoul, South Korea	Global AM	KRW	45,000.0		51.0

UBS Hypotheken AG	Zurich, Switzerland	WM&SB	CHF	0.1		98.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Hong Kong Limited	Hong Kong, China	WMA	USD	1.7		100.0

UBS International Life Limited	Dublin, Ireland	WM&SB	EUR	1.0		100.0

UBS Investment Management Canada Inc.	Toronto, Canada	WMA	CAD	0.0		100.0

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	WM&SB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	WM&SB	CHF	25.0		100.0

UBS Life Insurance Company USA	Sacramento, California, USA	WMA	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	153.7		100.0

UBS Loan Finance LLC	Wilmington, Delaware, USA	IB	USD	16.7	[2]	100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	30.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor Limited	London, Great Britain	Global AM	GBP	8.8		100.0

UBS O’Connor LLC	Dover, Delaware, USA	Global AM	USD	1.0		100.0

UBS Preferred Funding (Jersey) Limited	St. Helier, Jersey	CC	EUR	0.0		100.0

UBS Preferred Funding Company LLC IV	Wilmington, Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC V	Wilmington, Delaware, USA	CC	USD	0.0		100.0

UBS Private Equity Komplementär GmbH	Bad Homburg, Germany	WM&SB	EUR	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		94.9

1  WMA: Wealth Management Americas, WM&SB: Wealth Management & Swiss Bank, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2  Share capital and share premium.

Financial information

Notes to the consolidated financial statements

Note 33 Significant subsidiaries and associates (continued)

Significant subsidiaries as of 31 December 2011 (continued)

Company	Registered office	Business division[1]		Share capital in million		Equity interest accumulated in %
UBS Real Estate Securities Inc	Wilmington, Delaware, USA	IB	USD	1 300.4	[2]	100.0

UBS Realty Investors LLC	Boston, Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Saudi Arabia	Riyadh, Saudi Arabia	IB	SAR	110.0		73.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	500.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	140.0		100.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Israel Limited	Herzliya Pituach, Israel	IB	ILS	0.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60 000.0		100.0

UBS Securities Japan Preparation Co., Ltd.	Tokyo, Japan	IB	JPY	8 505.0		100.0

UBS Securities LLC	Wilmington, Delaware, USA	IB	USD	22 205.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	80.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150 000.0		100.0

UBS Service Centre (Poland) Sp. z o.o.	Krakow, Poland	CC	PLN	1.4		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	0.0		100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	WM&SB	CHF	1.5		100.0

UBS Trust Company National Association	Wilmington, Delaware, USA	WMA	USD	55.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WM&SB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WM&SB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	WM&SB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	WM&SB	SGD	3.3		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	132.0		100.0

UBS Wealth Management Australia Ltd	Sydney, Australia	WM&SB	AUD	53.9		100.0

UBS Wealth Management Israel Ltd	Herzliya Pituach, Israel	WM&SB	ILS	3.5		100.0

1 WMA: Wealth Management Americas, WM&SB: Wealth Management & Swiss Bank, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center  2  Share capital and share premium.

Financial information

Note 33 Significant subsidiaries and associates (continued)

Changes in the consolidation scope 2011

New significant, fully consolidated companies	Registered office	Business division[1]		Share capital in million	Equity interest accumulated in %
APPIA General Partner S.à.r.l.	Luxembourg, Luxembourg	Global AM	EUR	0.0	60.0

ING Investment Management Limited	Sydney, Australia	Global AM	AUD	7.7	100.0

Luxembourg Financial Group A.G.	Luxembourg, Luxembourg	IB	EUR	2.1	100.0

Luxembourg Financial Group Asset Management S.A.	Luxembourg, Luxembourg	IB	EUR	0.2	100.0

Trumbull Property Growth & Income Fund GP LLC	Wilmington, Delaware, USA	Global AM	USD	0.3	100.0

UBS AFS Controlled Subsidiary 1 Ltd.	George Town, Cayman Islands	Global AM	USD	0.0	100.0

UBS AFS Controlled Subsidiary 2 Ltd.	George Town, Cayman Islands	Global AM	USD	0.0	100.0

UBS Commercial Mortgage Securitization Corp.	Wilmington, Delaware, USA	IB	USD	0.0	100.0

UBS Financial Services (Uruguay) Sociedad de Responsabilidad Limitada	Montevideo, Uruguay	WMA	UYU	0.1	100.0

UBS Funds Australia Limited – Sydney, Australia	Sydney, Australia	IB	AUD	5.0	100.0

UBS Global Asset Management (China) Limited	Beijing, China	Global AM	CNY	0.0	100.0

UBS Securities Japan Preparation Co., Ltd.	Tokyo, Japan	IB	JPY	8 505.0	100.0

1 WMA: Wealth Management Americas, Global AM: Global Asset Management, IB: Investment Bank.

Significant deconsolidated companies	Registered office				Reason for deconsolidation
UBS Fund Services (Luxembourg) S.A. Poland Branch	Zabierzow, Polen				Liquidated

UBS Preferred Funding Company LLC II	Wilmington, Delaware, USA				Liquidated

Significant associates as of 31 December 2011
Company	Registered office	Industry			Equity interest in %
SIX Group AG1	Zurich, Switzerland	Financial			17.3

UBS Securities Co. Limited	Beijing, China	Financial			20.0

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

Net new money in a reporting period is the amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminated their relationship with UBS.

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

    The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS. Net new money for 2010 included inflows of CHF 3.7 billion resulting from transfers of Investment Bank clients to Wealth Management, as part of the Global Family Office initiative, compared with zero in 2011.

Financial information

Notes to the consolidated financial statements

Note 34 Invested assets and net new money (continued)

	As of or for the year ended
CHF billion	31.12.11	31.12.10
Fund assets managed by UBS	270	282

Discretionary assets	619	596

Other invested assets	1,278	1,274

Total invested assets (double counts included)	2,167	2,152

of which: double count	216	225

of which: acquisitions (divestments)	24.6	0.0

Net new money (double counts included)	42.4	(14.3)

Note 35 Business combinations

Business combinations completed in 2011

In 2011, UBS completed acquisitions in Global Asset Management and in the equities business of the Investment Bank. The aggregated acquisition costs of these two acquisitions amounted to approximately CHF 54 million of which CHF 11 million related to goodwill, CHF 20 million to intangible assets, and CHF 23 million to other net assets. Intangible assets from both business acquisitions included customer relationships and beneficial contracts. The aggregated acquisition costs included cash payments of CHF 44 million and contingent consideration of CHF 10 million, including CHF 8 million in restricted UBS AG shares.

Business combinations in 2010

In 2010, no significant business combinations were completed.

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

Note 36 Discontinued operations

2011

In 2011, there were no discontinued operations.

2010

In 2010, private equity investments sold in prior years contributed a subsequent gain of CHF 2 million to UBS’s net profit from discontinued operations.

2009

In 2009, private equity investments sold in prior years contributed a subsequent loss of CHF 7 million to UBS’s net profit from discontinued operations.

Financial information

Notes to the consolidated Financial statements

Note 37 Reorganizations and disposals

Restructuring 2011

In 2011, we recognized restructuring charges of CHF 403 million associated with our cost reduction program. These charges reflect costs related to both personnel and real estate. Further, 2011 includes restructuring charges of CHF 7 million in Global Asset Management related to the ING Investment Management business acquisition and the reversal of prior restructuring-related provisions of CHF 30 million (whereof CHF 10 million in the Investment Bank, CHF 9 million in Wealth Management Americas, CHF 8 million in the Corporate Center, CHF 2 million in Wealth Management and CHF 1 million in Global Asset Management). The table below shows the detailed breakdown of restructuring charges booked in 2011.

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center	UBS
CHF million	Wealth Management	Retail & Corporate
For the year ended 31 December 2011

Personnel expenses	64	29	5	19	143	2	261

General and administrative expenses[1]	16	3	2	6	55	12	93

Depreciation of property and equipment[2]	2	0	2	1	18	1	26

Total	82	32	10	26	216	15	380

1  Mainly reflecting real estate related provisions for onerous leases.  2  Reflecting the impairment of real estate assets.

Note 38 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate		Average rate[1]
	As of		Year ended
	31.12.11	31.12.10	31.12.11	31.12.10	31.12.09
1 USD	0.94	0.93	0.88	1.04	1.08

1 EUR	1.21	1.25	1.23	1.37	1.51

1 GBP	1.46	1.46	1.45	1.62	1.70

100 JPY	1.22	1.15	1.11	1.18	1.16

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss franc. Disclosed average rates for a year represent an average of twelve month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month.

Financial information

Notes to the consolidated financial statements

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

Under Swiss law, financial investments are carried either at the lower of cost or market or at amortized cost less impairment with changes in measurement recorded in the income statement. Reductions to market value below cost and reversals of such reductions up to original cost as well as gains and losses on disposal are included in Other income. Permanent equity investments are classified on the balance sheet as Investments in subsidiaries and other participations and are measured at cost less impairment with impairment losses recorded in the income statement.

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

5. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities, mainly to hybrid debt instruments. Instruments, for which the fair value option is applied, are accounted for at fair value with changes in fair value reflected in Net trading income. Furthermore, UBS designated certain loans, loan commitments and fund investments as financial assets designated at fair value through profit and loss.

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

Financial information

Note 39 Swiss banking law requirements (continued)

Under Swiss law, the concept of discontinued operations does not exist, therefore no such reclassification takes place.

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

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc. (“PaineWebber”), UBS AG entered into a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was a SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly-owned subsidiary of UBS AG.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc. UBS AG’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit and all other liabilities of UBS-AG.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is a part.

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2011	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	15,311	2,910	2,952	(3,203)	17,969

Interest expense	(10,854)	(1,102)	(2,391)	3,203	(11,143)

Net interest income	4,457	1,808	561	0	6,826

Credit loss (expense) / recovery	(96)	18	(6)	0	(84)

Net interest income after credit loss expense	4,361	1,826	555	0	6,742

Net fee and commission income	6,351	5,757	3,128	0	15,236

Net trading income	4,155	(81)	269	0	4,343

Income from subsidiaries	659	0	0	(659)	0

Other income	1,427	728	(689)	0	1,467

Total operating income	16,954	8,230	3,263	(659)	27,789

Operating expenses

Personnel expenses	8,712	5,216	1,664	0	15,591

General and administrative expenses	2,577	2,283	1,099	0	5,959

Depreciation of property and equipment	564	117	81	0	761

Impairment of goodwill	0	0	0	0	0

Amortization of intangible assets	26	80	21	0	127

Total operating expenses	11,879	7,696	2,864	0	22,439

Operating profit from continuing operations before tax	5,075	534	399	(659)	5,350

Tax expense / (benefit)	917	61	(55)	0	923

Net profit from continuing operations	4,159	473	454	(659)	4,426

Net profit from discontinued operations	0	0	0	0	0

Net profit	4,159	473	454	(659)	4,427

Net profit attributable to non-controlling interests	0	2	266	0	268

Net profit attributable to UBS shareholders	4,159	471	188	(659)	4,159

1 UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet

CHF million As of 31 December 2011	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Assets

Cash and balances with central banks	38,094	1,977	568	0	40,638

Due from banks	26,085	4,866	80,863	(88,596)	23,218

Cash collateral on securities borrowed	41,783	57,893	3,040	(43,953)	58,763

Reverse repurchase agreements	161,663	123,923	88,167	(160,252)	213,501

Trading portfolio assets	130,585	30,864	33,451	(13,374)	181,525

of which: pledged as collateral	50,064	2,801	609	(13,537)	39,936

Positive replacement values	482,528	8,244	146,545	(150,732)	486,584

Cash collateral receivables on derivative instruments	44,906	4,640	25,894	(34,118)	41,322

Financial assets designated at fair value	6,290	4,537	7,515	(8,005)	10,336

Loans	263,927	37,836	11,391	(46,549)	266,604

Financial investments available-for-sale	39,431	9,877	3,866	0	53,174

Accrued income and prepaid expenses	1,971	4,046	872	(561)	6,327

Investments in subsidiaries and associates	59,809	4	0	(59,018)	795

Property and equipment	4,757	523	408	0	5,688

Goodwill and intangible assets	329	8,172	1,194	0	9,695

Deferred tax assets	5,177	2,839	511	0	8,526

Other assets	12,405	2,459	1,689	(4,089)	12,465

Total assets	1,319,740	302,699	405,971	(609,248)	1,419,162

Liabilities

Due to banks	63,340	41,669	13,787	(88,596)	30,201

Cash collateral on securities lent	16,498	32,622	2,969	(43,953)	8,136

Repurchase agreements	38,030	141,005	83,646	(160,252)	102,429

Trading portfolio liabilities	32,299	8,437	5,751	(7,007)	39,480

Negative replacement values	467,112	8,312	148,708	(150,732)	473,400

Cash collateral payables on derivative instruments	55,378	11,188	34,666	(34,118)	67,114

Financial liabilities designated at fair value	84,386	533	13,522	(9,459)	88,982

Due to customers	321,393	31,934	35,632	(46,549)	342,409

Accrued expenses and deferred income	4,530	2,203	678	(561)	6,850

Debt issued	125,251	407	19,873	(4,914)	140,617

Other liabilities	24,226	19,345	22,209	(4,089)	61,692

Total liabilities	1,232,444	297,655	381,440	(550,230)	1,361,309

Equity attributable to UBS shareholders	87,297	5,043	20,126	(59,017)	53,447

Equity attributable to non-controlling interests	0	0	4,406	0	4,406

Total equity	87,297	5,043	24,532	(59,017)	57,852

Total liabilities and equity	1,319,740	302,699	405,971	(609,248)	1,419,162

1 UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2011	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	(12,251)	(933)	(1,057)	(14,241)

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(58)	0	0	(58)

Disposal of subsidiaries, associates and intangible assets	50	0	0	50

Purchase of property and equipment	(917)	(114)	(98)	(1,129)

Disposal of property and equipment	137	91	5	233

Net (investment in) / divestment of financial investments available-for-sale	19,125	1,165	(9)	20,281

Net cash flow from / (used in) investing activities	18,336	1,142	(101)	19,377

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	5,459	0	9,879	15,338

Net movements in treasury shares and own equity derivative activity	(1,885)	0	0	(1,885)

Issuance of long-term debt, including financial liabilities designated at fair value	48,844	197	3,549	52,590

Repayment of long-term debt, including financial liabilities designated at fair value	(55,668)	(8)	(6,950)	(62,626)

Increase in non-controlling interests	0	0	1	1

Dividends paid to / decrease in non-controlling interests	0	0	(748)	(749)

Net activity in investments in subsidiaries	640	(366)	(274)	0

Net cash flow from / (used in) financing activities	(2,610)	(177)	5,457	2,670
Effects of exchange rate differences	(2,587)	299	159	(2,129)

Net increase / (decrease) in cash and cash equivalents	889	333	4,457	5,678

Cash and cash equivalents at the beginning of the year	65,592	4,003	10,339	79,934

Cash and cash equivalents at the end of the year	66,481	4,336	14,796	85,612

Cash and cash equivalents comprise:[2]

Cash and balances with central banks	38,094	1,977	568	40,638

Money market paper[3]	3,804	29	67	3,900

Due from banks[4]	24,582	2,330	14,162	41,074

Total[2]	66,481	4,336	14,796	85,612

1    UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  In 2011, we have refined the definition of cash and cash equivalents. Prior periods have been adjusted accordingly. Refer to “Note 1 Summary of significant accounting policies” for more information.  3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  4   Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2010	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	15,732	3,388	2,723	(2,971)	18,872

Interest expense	(12,153)	(1,409)	(2,067)	2,971	(12,657)

Net interest income	3,579	1,980	656	0	6,215

Credit loss (expense) / recovery	(2)	(16)	(48)	0	(66)

Net interest income after credit loss expense	3,577	1,964	608	0	6,149

Net fee and commission income	7,293	6,465	3,401	0	17,160

Net trading income	6,979	(117)	609	0	7,471

Income from subsidiaries	1,384	0	0	(1,384)	0

Other income	1,515	1,296	(1,597)	0	1,214

Total operating income	20,749	9,608	3,022	(1,384)	31,994

Operating expenses

Personnel expenses	9,220	5,850	1,850	0	16,920

General and administrative expenses	2,729	2,691	1,164	0	6,585

Depreciation of property and equipment	628	172	117	0	918

Impairment of goodwill	0	0	0	0	0

Amortization of intangible assets	3	90	24	0	117

Total operating expenses	12,581	8,804	3,154	0	24,539

Operating profit from continuing operations before tax	8,168	804	(132)	(1,384)	7,455

Tax expense / (benefit)	633	(1,150)	136	0	(381)

Net profit from continuing operations	7,534	1,954	(268)	(1,384)	7,836

Net profit from discontinued operations	0	0	2	0	2

Net profit	7,534	1,954	(266)	(1,384)	7,838

Net profit attributable to non-controlling interests	0	0	304	0	304

Net profit attributable to UBS shareholders	7,534	1,954	(570)	(1,384)	7,534

1 UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet

CHF million As of 31 December 2010	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Assets

Cash and balances with central banks	26,372	69	498	0	26,939

Due from banks	30,941	5,038	68,198	(87,044)	17,133

Cash collateral on securities borrowed	39,315	61,314	9,572	(47,746)	62,454

Reverse repurchase agreements	130,977	53,203	85,331	(126,721)	142,790

Trading portfolio assets	170,106	32,265	39,814	(13,368)	228,815

of which: pledged as collateral	61,428	9,412	2,162	(11,649)	61,352

Positive replacement values	393,565	8,624	115,618	(116,661)	401,146

Cash collateral receivables on derivative instruments	42,940	5,010	23,861	(33,740)	38,071

Financial assets designated at fair value	4,778	4,788	8,850	(9,911)	8,504

Loans	258,378	37,828	12,778	(46,107)	262,877

Financial investments available-for-sale	59,269	11,647	3,853	0	74,768

Accrued income and prepaid expenses	1,450	3,612	942	(538)	5,466

Investments in subsidiaries and associates	62,095	6	0	(61,311)	790

Property and equipment	4,493	614	360	0	5,467

Goodwill and intangible assets	448	8,150	1,224	0	9,822

Deferred tax assets	6,054	2,897	571	0	9,522

Other assets	18,504	5,938	1,914	(3,675)	22,681

Total assets	1,249,683	241,001	373,384	(546,822)	1,317,247

Liabilities

Due to banks	79,842	47,430	1,261	(87,044)	41,490

Cash collateral on securities lent	20,374	23,613	10,410	(47,746)	6,651

Repurchase agreements	40,713	79,920	80,883	(126,721)	74,796

Trading portfolio liabilities	45,191	13,433	1,215	(4,865)	54,975

Negative replacement values	383,892	8,667	117,863	(116,661)	393,762

Cash collateral payables on derivative instruments	45,024	10,543	37,097	(33,740)	58,924

Financial liabilities designated at fair value	94,864	295	18,457	(12,859)	100,756

Due to customers	301,976	29,266	47,166	(46,107)	332,301

Accrued expenses and deferred income	5,071	2,433	773	(538)	7,738

Debt issued	125,113	398	10,315	(5,555)	130,271

Other liabilities	23,286	20,580	23,529	(3,675)	63,719

Total liabilities	1,165,349	236,578	348,968	(485,511)	1,265,384

Equity attributable to UBS shareholders	84,334	4,408	19,388	(61,311)	46,820

Equity attributable to non-controlling interests	0	15	5,028	0	5,043

Total equity	84,334	4,423	24,416	(61,311)	51,863

Total liabilities and equity	1,249,683	241,001	373,384	(546,822)	1,317,247

1  UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2010	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	10,719	(2,772)	5,440	13,385

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(75)	0	0	(75)

Disposal of subsidiaries, associates and intangible assets	307	0	0	307

Purchase of property and equipment	(367)	(88)	(86)	(541)

Disposal of property and equipment	196	22	24	242

Net (investment in) / divestment of financial investments available-for-sale	2,123	3,474	(1,433)	4,164

Net cash flow from / (used in) investing activities	2,185	3,408	(1,497)	4,097

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	3,241	0	1,218	4,459

Net movements in treasury shares and own equity derivative activity	(1,456)	0	0	(1,456)

Capital issuance	(113)	0	0	(113)

Issuance of long-term debt, including financial liabilities designated at fair value	75,842	8	2,568	78,418

Repayment of long-term debt, including financial liabilities designated at fair value	(65,968)	(82)	(11,447)	(77,497)

Increase in non-controlling interests	0	0	6	6

Dividends paid to / decrease in non-controlling interests	0	(6)	(2,047)	(2,053)

Net activity in investments in subsidiaries	(122)	235	(113)	0

Net cash flow from / (used in) financing activities	11,424	154	(9,815)	1,764

Effects of exchange rate differences	(10,218)	1,482	(3,444)	(12,181)

Net increase / (decrease) in cash and cash equivalents	14,110	2,272	(9,315)	7,066

Cash and cash equivalents at the beginning of the year	51,482	1,731	19,654	72,868

Cash and cash equivalents at the end of the year	65,592	4,003	10,339	79,934

Cash and cash equivalents comprise:[2]

Cash and balances with central banks	26,372	69	498	26,939

Money market paper[3]	15,798	1,190	123	17,110

Due from banks[4,5]	23,422	2,744	9,719	35,885

Total	65,592	4,003	10,339	79,934

1   UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  In 2011, we have refined the definition of cash and cash equivalents. Prior periods have been adjusted accordingly. Refer to “Note 1 Summary of significant accounting policies” for more information.   3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 9,941 million was pledged as of 31 December 2010.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.   5  In 2011, we corrected the amounts presented for Due from banks with related changes impacting cash flows from operating activities. Due from banks was increased by CHF 775 million and CHF 4,669 million for UBS AG Parent Bank and Subsidiaries, respectively, with a corresponding decrease in UBS Americas Inc. of CHF 5,444 million. There was no change to amounts presented for UBS Group related to this correction.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2009	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	18,798	4,432	6,715	(6,484)	23,461

Interest expense	(16,860)	(1,982)	(4,657)	6,484	(17,016)

Net interest income	1,939	2,450	2,058	0	6,446

Credit loss (expense) / recovery	(937)	(897)	2	0	(1,832)

Net interest income after credit loss expense	1,002	1,553	2,060	0	4,614

Net fee and commission income	7,912	6,025	3,774	0	17,712

Net trading income	(1,487)	(423)	1,586	0	(324)

Income from subsidiaries	1,114	0	0	(1,114)	0

Other income	550	(872)	921	0	599

Total operating income	9,092	6,282	8,341	(1,114)	22,601

Operating expenses

Personnel expenses	8,577	5,566	2,400	0	16,543

General and administrative expenses	2,351	2,512	1,385	0	6,248

Depreciation of property and equipment	686	171	191	0	1,048

Impairment of goodwill	0	0	1,123	0	1,123

Amortization of intangible assets	3	96	101	0	200

Total operating expenses	11,617	8,345	5,200	0	25,162

Operating profit from continuing operations before tax	(2,526)	(2,063)	3,141	(1,114)	(2,561)

Tax expense / (benefit)	210	(549)	(104)	0	(443)

Net profit from continuing operations	(2,736)	(1,514)	3,245	(1,114)	(2,118)

Net profit from discontinued operations	0	0	(7)	0	(7)

Net profit	(2,736)	(1,514)	3,238	(1,114)	(2,125)

Net profit attributable to non-controlling interests	0	(3)	613	0	610

Net profit attributable to UBS shareholders	(2,736)	(1,511)	2,625	(1,114)	(2,736)

1 UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2009	UBS AG Parent Bank[1]	UBS Americas Inc.	Subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	30,833	(1,716)	57,607	86,723

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(42)	0	0	(42)

Disposal of subsidiaries, associates and intangible assets	296	0	0	296

Purchase of property and equipment	(656)	(124)	(75)	(854)

Disposal of property and equipment	104	53	6	163

Net (investment in) / divestment of financial investments available-for-sale	(63,535)	(15,228)	387	(78,376)

Net cash flow from / (used in) investing activities	(63,832)	(15,299)	318	(78,812)

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	(7,020)	(1,596)	(51,424)	(60,040)

Net movements in treasury shares and own equity derivative activity	673	0	0	673

Capital issuance	3,726	0	0	3,726

Issuance of long-term debt, including financial liabilities designated at fair value	64,956	0	2,106	67,062

Repayment of long-term debt, including financial liabilities designated at fair value	(55,616)	(1,548)	(7,861)	(65,024)

Increase in non-controlling interests	0	0	3	3

Dividends paid to / decrease in non-controlling interests	0	(8)	(576)	(583)

Net activity in investments in subsidiaries	(4,032)	2,419	1,614	0

Net cash flow from / (used in) financing activities	2,686	(733)	(56,136)	(54,183)

Effects of exchange rate differences	5,886	574	(933)	5,529

Net increase / (decrease) in cash and cash equivalents	(24,426)	(17,174)	855	(40,744)

Cash and cash equivalents at the beginning of the year	75,908	18,905	18,799	113,611

Cash and cash equivalents at the end of the year	51,482	1,731	19,654	72,868

Cash and cash equivalents comprise:[2]

Cash and balances with central banks	15,177	75	5,647	20,899

Money market paper[3]	5,927	207	194	6,327

Due from banks[4]	30,378	1,450	13,814	45,642

Total	51,482	1,731	19,654	72,868

1  UBS AG Parent Bank prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS. 2  In 2011, we have refined the definition of cash and cash equivalents. Prior periods have been adjusted accordingly. Refer to “Note 1 Summary of significant accounting policies” for more information. 3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 4,841 million was pledged as of 31 December 2009. 4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Guarantee of other securities

UBS AG, acting through wholly-owned US-domiciled finance subsidiaries, has issued the following outstanding trust preferred securities:

Guarantee of other securities

USD billion, unless otherwise indicated		Outstanding as of 31.12.11
Issuing entity	Type of security	Date issued	Interest (%)	Amount
UBS Preferred Funding Trust IV	Floating rate non-cumulative trust preferred securities	May 2003	one-month LIBOR +0.7	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit and all other liabilities of UBS. At 31 December 2011, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,354 billion.

Guarantee to UBS Ltd.

UBS AG has issued a guarantee to each counterparty of UBS Ltd. Under the guarantee UBS AG irrevocably and unconditionally guarantees, for the benefit of each counterparty, each and every obligation that UBS Ltd. entered into. UBS AG promises to pay to that counterparty on demand any unpaid balance of such liabilities under the terms of the guarantee.

Financial information

UBS AG (Parent Bank)

Parent Bank review

Income statement

Net profit for UBS AG (Parent Bank) was CHF 5,440 million, a decrease of CHF 683 million from a profit of CHF 6,123 million in 2010.

Net interest income

Net interest income increased by CHF 1,171 million, or 34%, to CHF 4,597 million. Interest and discount income increased by CHF 234 million, or 2%, mainly attributable to higher interest income from securities borrowing and reverse repurchase agreements. Interest and dividend income from our trading portfolio decreased by CHF 452 million, or 10%. Interest and dividend income from financial investments increased by CHF 155 million, or 50%, mainly relating to income from our strategic investment portfolio in the first nine months of 2011.

Interest expense decreased by CHF 1,235 million, or 10%, due to lower interest expenses on paper issued and on trading liabilities.

Net fee and commission income

Net fee and commission income decreased by CHF 931 million, or 13%, to CHF 6,373 million.

Fee and commission income from securities and investment business decreased by CHF 1,631 million, or 19%. Underwriting fees decreased due to an overall market slowdown resulting from volatility in the capital markets and a reduced market fee pool. Portfolio management and advisory fees as well as investment fund fees decreased mainly due to a lower average invested asset base and the strengthening of the Swiss franc. A decrease in brokerage fees resulted from an overall market slowdown, with lower transactional volumes and reduced levels of client activity. These decreases were partly offset by an increase in merger and acquisition and corporate finance fees, which reflected an improved mergers and acquisitions environment including the completion of several large deals.

Fee and commission expense decreased by CHF 699 million, or 34%, mainly due to lower brokerage fees paid.

Net trading income

Net trading income was CHF 3,545 million compared with CHF 6,501 million in 2010. Investment Bank equities and investment banking net trading income was negative CHF 53 million, compared with positive CHF 1,890 million, mainly as we recorded a loss of CHF 1,951 million related to the unauthorized trading incident in 2011. Investment bank fixed income, currencies and commodities net trading income was down CHF 14 million, or 1%, to CHF 2,312 million. Net trading income in other business divisions and Corporate Center was CHF 1,286 million compared with CHF 2,285 million, mainly because in 2011 we recorded a loss of CHF 102 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a gain of CHF 745 million in 2010.

Other income from ordinary activities

Other income from ordinary activities was CHF 3,508 million, up CHF 1,336 million, or 62%. Net income from disposals of financial investments increased by CHF 605 million, mainly due to a gain of CHF 652 million from the sale of our strategic investment portfolio. Dividend income from investments in subsidiaries and other participations decreased by CHF 945 million.

Sundry income from ordinary activities was up CHF 809 million, or 22%, to CHF 4,441 million. Sundry income included income received from subsidiaries for services rendered of CHF 3,676 million, an increase of CHF 176 million, or 5%, compared with the prior year. In addition, sundry income included valuation gains from financial investments of CHF 464 million, which mainly reflected the reversal of unrealized losses incurred on the strategic investment portfolio in 2010 which were recorded as sundry ordinary expenses. Gains from disposals of loans and receivables were CHF 233 million, up CHF 189 million from the prior year.

Sundry ordinary expenses were down CHF 868 million, or 25%, to CHF 2,554 million. Charges from subsidiaries for services received were down CHF 283 million, or 10%, to CHF 2,522 million. In addition, the prior year included unrealized losses on financial investments of CHF 573 million, mainly related to our strategic investment portfolio.

Operating expenses

Personnel expenses decreased by CHF 1,991 million, or 19%, to CHF 8,309 million. Discretionary variable compensation decreased by CHF 1,448 million to CHF 1,821 million. Expenses for social security decreased by CHF 216 million as a result of the lower variable compensation. Other personnel expenses decreased by CHF 239 million, mainly as the prior year included a charge of CHF 200 million for the UK bank payroll tax.

Financial information

UBS AG (Parent Bank)

Impairment of investments in subsidiaries and other participations

Impairment of investments in subsidiaries and other participations decreased by CHF 1,269 million, or 88%, to CHF 165 million. Impairments in 2010 were mainly related to unfavorable foreign currency impacts on US subsidiaries as well as subsidiaries in various other countries.

Extraordinary income

Extraordinary income decreased by CHF 2,069 million, or 52%, to CHF 1,888 million. Gains from sale of subsidiaries and other participations decreased by CHF 409 million due to fewer disposals in 2011. Reversals of impairments and provisions of subsidiaries and other participations decreased to CHF 1,352 million in 2011 from CHF 2,337 million in 2010. In 2011, net impairment reversals were to a large extent related to positive foreign currency impacts on the valuation of US subsidiaries. Prior period related income decreased to CHF 280 million from CHF 968 million and mainly related to equity compensation plans, hedge accounting and financial liabilities designated at fair value.

Extraordinary expenses

Extraordinary expenses increased by CHF 471 million to CHF 649 million, mainly related to increased prior period related expenses, which increased CHF 479 million and mainly related to hedge accounting charges, valuation corrections on issued structured products and investments in subsidiaries and other participations.

Tax expense

Tax expense for 2011 was CHF 232 million compared with CHF 25 million in the prior year and consisted of CHF 192 million in income tax expenses, mainly related to prior years, and CHF 40 million in capital tax expenses.

Deferred tax assets are not accounted for and reported in the Parent Bank’s financial statements which are prepared in accordance with Swiss Federal banking law. As a consequence, there is no amortization of deferred tax assets for tax losses used against profits arising from business operations.

Balance sheet

Assets

Total assets of the UBS AG (Parent Bank) stood at CHF 846 billion on 31 December 2011, down CHF 17 billion from CHF 863 billion on 31 December 2010. This decrease mainly reflected lower money market paper and trading instruments held, as well as the sale of the strategic investment portfolio which was held as a financial investment. These decreases were partially offset by increased reverse repurchase agreements with banks and other customers as well as higher liquid assets held at the Swiss National Bank (SNB).

Liquid assets and money market paper

Liquid assets increased by CHF 12 billion to CHF 38 billion on 31 December 2011, predominantly reflecting higher balances with the SNB. Money market paper decreased by CHF 32 billion to CHF 41 billion on 31 December 2011, primarily due to decreases in Swiss, Japanese and US government bills.

Due from banks and due from customers

Total due from banks increased by CHF 25 billion to CHF 231 billion on 31 December 2011, mainly reflecting increased reverse repurchase agreements with UBS bank subsidiaries, in particular in the Americas and Asia. This was partly offset by lower bank deposits, predominantly with UBS bank subsidiaries in the Americas and Asia.

Due from customers increased by CHF 6 billion to CHF 148 billion, due to an increase of CHF 7 billion in the loan book (excluding mortgage loans) as a result of higher demand from Asian and American clients. Reverse repurchase agreements and securities borrowings with customers increased by CHF 6 billion, equally across all regions. These increases were partially offset by client-driven lower prime brokerage loan balances, which were down CHF 7 billion, mainly in the Americas and to a lesser extent in Europe.

Trading balances and financial investments

Trading balances in securities and precious metals decreased by CHF 19 billion to CHF 120 billion on 31 December 2011, with debt instruments down by CHF 12 billion. Equity instruments were down by CHF 3 billion.

Financial investments declined by CHF 15 billion to CHF 20 billion on 31 December 2011, primarily due to the sale of our strategic investment portfolio.

Investment in subsidiaries

Investments in subsidiaries increased by CHF 2.9 billion to CHF 24.0 billion on 31 December 2011. This was mainly due to net capital injections of CHF 2.4 billion, as well as reversals of impairments of CHF 1.4 billion which were attributable to positive foreign currency translation impacts. These increases were partly offset by reductions of CHF 0.8 billion as a result of foreign currency translation losses recorded in net trading income on borrowings used to fund the respective investments, and the impairment of investments in subsidiaries of CHF 0.2 billion. The termination of the match-funding concept as of 31 October 2011 and the change in accounting policy with regard to the foreign currency translation of investments in subsidiaries resulted in an increase of CHF 0.2 billion.

Positive replacement values

Positive replacement values, which are reported on a net basis provided the master netting and the related collateral agreements are legally enforceable, were stable at CHF 65 billion.

Liabilities

Money market paper issued increased by CHF 6 billion to CHF 57 billion on 31 December 2011, mainly on higher yield enhancement products for our wealth management clients. Due to banks decreased by CHF 22 billion to CHF 125 billion on 31 December 2011, and reflected lower unsecured interbank-borrowing of CHF 14 billion as well as reduced securities lending of CHF 4 billion.

Financial information

Trading portfolio liabilities declined by CHF 13 billion to CHF 33 billion, mainly related to debt instruments. Total due to customers increased by CHF 25 billion to CHF 363 billion, mostly due to higher balances on current, savings and personal accounts. Financial liabilities designated at fair value fell by CHF 17 billion.

Equity

Total equity attributable to shareholders stood at CHF 40.2 billion at year-end 2011, compared with CHF 34.7 billion at year-end 2010, due to the 2011 Parent Bank profit of CHF 5.4 billion. The general statutory reserve increased by CHF 5.0 billion to CHF 32.4 billion as of

31 December 2011, reflecting the appropriation of 2010 earnings of CHF 4.5 billion as well as a transfer of CHF 0.4 billion in capital contribution reserves from the reserve for own shares.

The reserve for own shares increased by CHF 0.6 billion to CHF 1.1 billion, due to the net purchase of 46 million treasury shares in order to meet future delivery obligations related to share-based compensation awards. CHF 0.4 billion in capital contribution reserves were transferred from the reserve for own shares to the general statutory reserve. Other reserves increased by CHF 0.5 billion, reflecting the appropriation of 2010 earnings of CHF 1.6 billion, partly offset by a CHF 1.1 billion transfer to the reserve for own shares.

Financial information

UBS AG (Parent Bank)

Parent Bank financial statements

Income statement

		For the year ended		% change from
CHF million	Note	31.12.11	31.12.10	31.12.10
Interest and discount income		11,087	10,853	2

Interest and dividend income from trading portfolio		3,989	4,441	(10)

Interest and dividend income from financial investments		467	312	50

Interest expense		(10,946)	(12,181)	(10)

Net interest income		4,597	3,426	34

Credit-related fees and commissions		326	295	11

Fee and commission income from securities and investment business		6,802	8,433	(19)

Other fee and commission income		616	645	(4)

Fee and commission expense		(1,371)	(2,070)	(34)

Net fee and commission income		6,373	7,304	(13)

Net trading income	3	3,545	6,501	(45)

Net income from disposal of financial investments		833	228	265

Dividend income from investments in subsidiaries and other participations		758	1,703	(55)

Income from real estate holdings		30	31	(3)

Sundry income from ordinary activities		4,441	3,632	22

Sundry ordinary expenses		(2,554)	(3,422)	(25)

Other income from ordinary activities		3,508	2,172	62

Operating income		18,023	19,402	(7)

Personnel expenses		8,309	10,300	(19)

General and administrative expenses		4,380	4,502	(3)

Operating expenses		12,690	14,802	(14)

Operating profit		5,333	4,601	16

Impairment of investments in subsidiaries and other participations		165	1,434	(88)

Depreciation of fixed assets		581	617	(6)

Allowances, provisions and losses		153	181	(15)

Profit before extraordinary items and taxes		4,434	2,369	87

Extraordinary income	4	1,888	3,957	(52)

Extraordinary expenses	4	(649)	(178)	265

Tax expense		(232)	(25)	828

Profit / (loss) for the period		5,440	6,123	(11)

Financial information

Balance sheet

CHF million	Note	31.12.11	31.12.10	% change from 31.12.10
Assets
Liquid assets		38,094	26,372	44

Money market paper		41,222	73,049	(44)

Due from banks		231,401	206,162	12

Due from customers		148,474	142,634	4

Mortgage loans		144,346	141,708	2

Trading balances in securities and precious metals		120,312	139,685	(14)

Financial investments		20,193	34,788	(42)

Investments in subsidiaries and other participations		23,990	21,075	14

Fixed assets		4,807	4,557	5

Accrued income and prepaid expenses		2,114	1,643	29

Positive replacement values	13	64,580	65,449	(1)

Other assets	5	6,552	6,373	3

Total assets		846,085	863,495	(2)

of which: subordinated assets		1,894	2,287	(17)

of which: amounts receivable from subsidiaries		288,870	254,762	13

Liabilities

Money market paper issued		56,788	50,729	12

Due to banks		124,625	146,961	(15)

Trading portfolio liabilities		32,522	45,550	(29)

Due to customers on savings and deposit accounts		85,393	78,322	9

Other amounts due to customers		278,096	260,404	7

Medium-term bonds		1,951	2,605	(25)

Bonds issued and loans from central mortgage institutions		89,361	89,860	(1)

Financial liabilities designated at fair value		62,976	79,847	(21)

Accruals and deferred income		6,671	7,634	(13)

Negative replacement values	13	58,994	60,723	(3)

Other liabilities	5	7,122	4,717	51

Allowances and provisions	8	1,412	1,424	(1)

Total liabilities		805,911	828,776	(3)

Equity

Share capital	9,10	383	383	0

General statutory reserve		32,350	27,379	18

thereof capital contribution reserves		42,537	42,091	1

thereof retained earnings		(10,187)	(14,712)	(31)

Reserve for own shares		1,066	432	147

thereof capital contribution reserves			432

thereof retained earnings		1,066

Other reserves		934	402	132

Profit / (loss) for the period		5,440	6,123	(11)

Equity attributable to shareholders	9	40,174	34,719	16

Total liabilities and equity		846,085	863,495	(2)

of which: subordinated liabilities		12,339	14,689	(16)

of which: amounts payable to subsidiaries		133,696	129,243	3

Financial information

UBS AG (Parent Bank)

Statement of appropriation of retained earnings

Proposed appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting (AGM) on 3 May 2012 approves the following appropriation of retained earnings.

For the year ended
CHF million	31.12.11
Profit for the period	5,440

Total available for appropriation	5,440

Appropriation to other reserves	5,440

Total appropriation	5,440

Proposed distribution of capital contribution reserves

The Board of Directors proposes that the AGM on 3 May 2012 approves the pay-out of CHF 0.10 per share of CHF 0.10 par value out of capital contribution reserves. Provided that the pay-out is approved, the payment of CHF 0.10 per share would be made on 10 May 2012 to holders of record on 9 May 2012. The shares will be traded ex-dividend as of 7 May 2012, and accordingly the last trading day on which the shares may be traded with entitlement to receive a pay-out will be 4 May 2012.

For the year ended
CHF million, except where indicated	31.12.11
Total capital contribution reserves before proposed distribution	42,537[1,2]

Proposed distribution of capital contribution reserves within general statutory reserves: CHF 0.10 per dividend-bearing share[3]	(383)

Total capital contribution reserves after proposed distribution	42,154

  1   As presented on the balance sheet, the capital contribution reserves of CHF 42,537 million are a component of the general statutory reserves of CHF 32,350 million after taking into account negative retained earnings of CHF 10,187 million.   2   Effective 1 January 2011, the Swiss withholding tax law provides that payments out of capital contribution reserves are not subject to withholding tax. The new law has led to interpretational differences between the Swiss Federal Tax Authorities and companies about the qualifying amounts of capital contribution reserves and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Authorities have confirmed that UBS would be able to repay to shareholders CHF 27.4 billion of disclosed capital contribution reserves without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. The decision about the remaining amount has been deferred to a future point in time.   3   Dividend-bearing shares are all shares issued except for treasury shares held by UBS AG on the record date 9 May 2012.

Financial information

Notes to the Parent Bank financial statements

Note 1 Business activities, risk assessment, outsourcing and personnel

Business Activities

The business activities of UBS AG are described in the context of the description of the activities of the UBS Group in the “Operating environment and strategy” section of this report.

Risk assessment

UBS AG, as the ultimate parent company of UBS Group, is fully integrated into the group wide internal risk assessment process described in the audited part of the “Risk, treasury and capital management” section of this report.

Outsourcing

Outsourcing of IT and other services through agreements with external service providers is in compliance with FINMA circular 08/ 7 “Outsourcing banks”.

Personnel

The Parent Bank employed 36,693 personnel on a full time equivalent basis 31 December 2011 compared with 36,381 personnel on 31 December 2010.

Note 2 Accounting policies

The Parent Bank financial statements are prepared in accordance with Swiss Federal banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in “Note 1 Summary of significant accounting policies.” Major differences between the Swiss Federal banking law requirements and International Financial Reporting Standards are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements. The accounting policies applied for the statutory accounts of the Parent Bank are discussed below. The risk management of UBS AG is described in the context of the risk management of UBS Group.

Treasury shares

Treasury shares are own equity instruments held by an entity. Under Swiss law, treasury shares are recognized in the balance sheet as trading balances or as Financial investments. Short positions in treasury shares are presented as Trading portfolio liabilities. Treasury shares recognized as trading balances and short positions in treasury shares are measured at fair value with unrealized gains or losses from remeasurement to fair value included in the income statement. Treasury shares recognized as Financial investments are valued according to the principles of lower of cost or market value. Realized gains and losses on the sale or acquisition of treasury shares are recognized in the income statement.

A reserve for own shares held for other than trading purposes must be created in equity through reclassification of free reserves equal to the cost value of the treasury shares held. Re-purchases of treasury shares held for other than trading purposes can be made to the extent sufficient free reserves are available. The Reserve for own shares is not available for distribution to shareholders.

Foreign currency translation

Assets and liabilities of foreign branches are translated into CHF at the spot exchange rate at the balance sheet date. Income and expense items are translated at weighted average exchange rates for the period. All exchange differences are recognized in the income statement.

The main currency translation rates used by the Parent Bank can be found in “Note 38 Currency translation rates” to the consolidated financial statements.

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They include all directly held subsidiaries through which UBS AG conducts its business on a global basis. The investments are carried at cost less impairment. The carrying value is tested for impairment when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or to a value above the net asset value if in the opinion of

Financial information

UBS AG (Parent Bank)

Note 2 Accounting policies (continued)

management forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Reversals of impairments are presented as Extraordinary income in the income statement. Impairments of investments are presented in Profit before extraordinary items and taxes under Impairment of investments in subsidiaries and other participations, except for prior period related amounts which are presented as Extraordinary income or expense. The classification as extraordinary income or expense of prior period related amounts is dependent on whether the investment in the respective subsidiary, on a net basis, is a partial or full reversal of impairment (extraordinary income) or an impairment (extraordinary expenses).

Deferred taxes

Deferred tax assets are not recognized in the Parent Bank financial statements under Swiss Federal banking law. However, deferred tax liabilities may be recognized for taxable temporary differences. The change in the deferred tax liability balance is recognized in profit or loss.

Equity participation and other compensation plans

Equity participation plans

Under Swiss law, employee share and option awards are recognized as compensation expense and accrued over the performance year, which is generally the financial year prior to the grant date. Equity- and cash-settled awards are classified as liabilities. The employee share option awards are remeasured to fair value at each balance sheet date. However, for employee share options that UBS intends to settle in shares from conditional capital, no compensation expense is recognized in the income statement as these awards are not a liability of UBS. Upon exercise of employee options, cash received for payment of the strike price is credited against share capital and general statutory reserve.

Other compensation plans

Fixed and variable deferred cash compensation is recognized as compensation expenses over the performance year.

Sundry income from ordinary activities and sundry ordinary expenses

Sundry income from ordinary activities mainly includes income from hard cost and revenue transfers between UBS AG Parent Bank and its subsidiaries and income from lower of cost or market accounting of financial investments. Sundry ordinary expenses mainly include costs for hard revenue transfers between UBS AG Parent Bank and its subsidiaries and expenses from lower of cost or market accounting of financial investments. Hard transfers of costs and revenues are performed on an arm’s length basis and are settled in cash between UBS AG and its subsidiaries.

Dispensations in statutory financial statements

As UBS Group prepares consolidated financial statements in accordance with IFRS, UBS AG (Parent Bank) is dispensed from various disclosures in the statutory financial statements. Refer to the IFRS “Consolidated financial statements” in the “Financial Information” section of this report for more information.

Changes in accounting policies, comparability and other adjustments

Termination of the match funding concept

Match funding was a concept employed by UBS to offset the currency risk from subsidiaries denominated in a foreign currency by borrowing the invested amount in that foreign currency. As of 31 October 2011, UBS has terminated this concept and started to make the borrowings in Swiss francs for subsidiaries denominated in a foreign currency.

Under the match funding concept, UBS has translated the match funded foreign investments at the spot exchange rate at the balance sheet date into Swiss francs. The related foreign currency gains and losses were reflected in the balance sheet line Investment in subsidiaries and other participations and recognized in the income statement; the foreign currency gains and losses of the borrowing in a foreign currency were also reflected in the income statement.

After the termination of the match funding concept UBS changed the accounting policy for the foreign currency translation of investments in subsidiaries. Under the revised policy, the investments in subsidiaries are reported at cost less impairment and any life-to-date foreign currency gains and losses are no longer reflected in the investment in subsidiaries account unless the investment is considered impaired.

    At transition date, the difference between the reversal of the life-to-date foreign currency gains and losses on investments in subsidiaries and the consequential and largely offsetting effects from increased impairments of investment values was recognized in a deferral account and reported in the balance sheet lines Other asset (for losses) and Other liabilities (for gains). A small population of investments in subsidiaries was written up to cost values based on historical foreign currency rates in a prior year. Respective prior year write-ups resulted in a reclassification from the income statement to the deferral accounts.

    This change in accounting policy resulted in the following effects on the balance sheet: an increase of CHF 121 million in Investments in subsidiaries and other participations, an increase of CHF 15 million in

Financial information

Note 2 Accounting policies (continued)

Other assets and an increase of CHF 176 million in Other liabilities. The impact to the income statement for 2011 was CHF 41 million additional expenses presented as Impairment of investments in subsidiaries and other participations.

Performance based equity awards

In 2011, UBS changed the accounting policy for the recognition of compensation expense for performance-based awards which contain substantive future service / vesting conditions. Compensation expense for these awards is no longer recognized over the future service period, but is recognized in the performance year, which is generally the financial year prior to grant date. The change in accounting policy resulted in the following effects on the balance sheet and income statement for 31 December 2011: an increase of CHF 101 million in Other Liabilities and a corresponding increase of Personnel Expenses.

Change in the presentation of the Balance sheet – Trading portfolio liabilities and comparison period

From 2011 onwards, UBS has changed the presentation of Trading portfolio liabilities to improve transparency. Trading portfolio liabilities are presented in a separate balance sheet line by transferring the amounts out of Due to Banks. The presentation of comparative figures was adjusted accordingly. This change in presentation impacted neither the income statement nor total assets and liabilities.

Change in the presentation of the Income statement

From 2011 onwards, UBS has split the income statement line Depreciation and write-offs on investments in associated companies and fixed asset into two separate income statement lines Impairment of investments in subsidiaries and other participations and Depreciation of fixed assets to improve transparency. The presentation of comparative figures was adjusted accordingly. This change in presentation impacted neither the income statement nor total assets and liabilities.

Financial information

UBS AG (Parent Bank)

Additional income statement information

Note 3 Net trading income

	For the year ended		% change from
CHF million	31.12.11	31.12.10	31.12.10
Investment Bank equities and investment banking	(53)	1,890

Investment Bank fixed income, currencies and commodities	2,312	2,326	(1)

Other business divisions and Corporate Center	1,286	2,285	(44)

Total	3,545	6,501	(45)

Note 4 Extraordinary income and expenses

	For the year ended		% change from
CHF million	31.12.11	31.12.10	31.12.10
Gains from sale of subsidiaries and other participations	192	601	(68)

Reversal of impairments and provisions of subsidiaries and other participations[1]	1,352	2,337	(42)

Prior period related income[2]	280	968	(71)

Other extraordinary income	64	51	25

Total extraordinary income	1,888	3,957	(52)

Losses on the disposal of subsidiaries and other participations	(10)	(18)	(44)
Prior period related expenses[3]	(639)	(160)	299

Total extraordinary expenses	(649)	(178)	265

  1   2011 includes prior period related adjustments.   2   In 2011 mainly related to equity compensation plans, hedge accounting and financial liabilities designated at fair value.  3   In 2011 mainly related to valuation corrections on issued structured products, investments in subsidiaries and other participations, hedge accounting and other valuation adjustments, as well as a release of amounts recognized in other liabilities.

Financial information

Additional balance sheet information

Note 5 Other assets and other liabilities

CHF million	31.12.11	31.12.10
Other assets

Deferred pension expenses	2,980	2,839

Settlement and clearing accounts	376	499

VAT and other tax receivables	99	203

Other receivables	3,096	2,832

Total other assets	6,552	6,373

Other liabilities

Deferral position for hedging instruments	4,400	1,443

Settlement and clearing accounts	600	581

VAT and other tax payables	360	444

Other payables	1,762	2,250

Total other liabilities	7,122	4,717

Note 6 Assets pledged or assigned as security for own obligations and assets subject to reservation of title

	31.12.11		31.12.10		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability
Money market paper[1]	10,034	788	31,575	7,876	(68)	(90)

Mortgage loans[2]	27,841	16,966	27,119	15,706	3	8

Securities[1]	54,869	21,027	60,989	26,308	(10)	(20)

Other	4,897	0	5,790	0	(15)

Total	97,640	38,781	125,473	49,890	(22)	(22)

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

Note 7 Due to UBS pension plans

	For the year ended		% change from
CHF million	31.12.11	31.12.10	31.12.10
Obligations due to UBS pension plans	650	682	(5)

Financial information

UBS AG (Parent Bank)

Note 8 Allowances and provisions

CHF million	Balance at 31.12.10	Provisions applied in accordance with their specified purpose	Recoveries, doubtful interest, currency translation differences	Provisions released to income	New provisions charged to income	Balance at 31.12.11
Default risks	964	(212)	18	(211)	243	802

Litigation risks	151	(144)	5	(34)	122	101

Operational risks	25	(14)	2	(9)	17	22

Retirement benefit plans	90	(43)	3	0	48	98

Restructuring provisions	80	(49)	(9)	(40)	210	191

Deferred taxes	4		0		2	6

Other provisions[1]	982	(59)	4	(153)	158	931

Total allowances and provisions	2,296	(522)	23	(447)	801	2,150

Allowances deducted from assets	872					738

Total provisions as per balance sheet	1,424					1,412

1 Includes provisions of CHF 258 million as of 31 December 2011 (31 December 2010: CHF 230 million) related to parental support provided by UBS AG to subsidiaries in the form of indemnities, letters of support, letters of undertaking and similar arrangements. Also includes reinstatement cost provisions for leasehold improvements of CHF 70 million as of 31 December 2011 (31 December 2010: CHF 83 million), provisions for onerous lease contracts and for employee benefits (service anniversaries and sabbatical leave).

Note 9 Statement of shareholders’ equity

CHF million	Share capital	General statutory reserves	Reserves for own shares	Other reserves	Profit /(loss) for the year	Total shareholders’ equity (before distribution of profit)
As of 31.12.09 and 1.1.10	356	30,377	835	2,042	(5,041)	28,569

Capital increase		1				1

Capital increase related to Mandatory Convertible Notes (MCNs)	27					27

Profit/(loss) allocation		(2,999)		(2,042)	5,041	0

Prior year dividend						0

Profit/(loss) for the period					6,123	6,123

Changes in reserves for own shares			(402)	402		0

As of 31.12.10 and 1.1.11	383	27,379	432	402	6,123	34,719

Capital increase		14				14

Profit/(loss) allocation		4,525		1,598	(6,123)	0

Prior year dividend						0

Profit/(loss) for the period					5,440	5,440

Changes in reserves for own shares[1]		432	634	(1,066)		0

As of 31.12.11	383	32,350	1,066	934	5,440	40,174

1 The reserve for own shares of CHF 432 million at 31 December 2010 consisting of capital contribution reserves was transferred to general statutory reserves following the issue of own shares to settle employee share awards. Purchases of new shares during 2011 required the transfer of CHF 1,066 million from other reserves to reserves for own shares.

Financial information

Note 10 Share capital and significant shareholders

	Par value		Dividend bearing
	No. of shares	Capital in CHF	No. of shares	Capital in CHF
As of 31.12.11

Issued and paid up	3,832,121,899	383,212,190

of which: shares outstanding	3,747,166,348	374,716,635	3,747,166,348	374,716,635

of which: treasury shares held by UBS AG	84,751,096	8,475,110

of which: treasury shares held by subsidiaries of UBS AG	204,455	20,446	204,455	20,446

Conditional share capital	628,639,326	62,863,933

As of 31.12.10

Issued and paid up	3,830,840,513	383,084,051

of which: shares outstanding	3,791,948,482	379,194,848	3,791,948,482	379,194,848

of which: treasury shares held by UBS AG	38,487,074	3,848,707

of which: treasury shares held by subsidiaries of UBS AG	404,957	40,496	404,957	40,496

Conditional share capital	629,920,712	62,992,071

Conditional share capital

On 31 December 2011, additional 148,639,326 shares could have been issued to fund UBS’s employee share option programs. Further conditional capital of up to 100,000,000 shares was available in connection with an arrangement with the Swiss National Bank (SNB). The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement, UBS granted warrants on shares to the SNB and these warrants become exercisable if the SNB incurs a loss on its loan to the SNB StabFund. On 14 April 2010 the annual general meeting of UBS AG shareholders approved the creation of conditional capital to a maximum amount of 380,000,000 shares for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments.

Significant shareholders

According to disclosure notifications filed with UBS AG and the SIX, on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, disclosed under the Swiss Stock Exchange Act, a holding of 3.04% of the total share capital of UBS AG. On 16 April 2011, the Capital Group Companies, Inc., Los Angeles, disclosed under the Swiss Stock

Exchange Act, that their holding of 4.90% of the total share capital of UBS AG, disclosed on 8 June 2010, fell below the threshold of 3%. On 12 March 2010, the Government of Singapore as beneficial owner, disclosed under the Swiss Stock Exchange Act, a holding by the Government of Singapore Investment Corp. of 6.45% of the total share capital of UBS AG. On 17 December 2009, BlackRock Inc., New York, disclosed under the Swiss Stock Exchange Act a holding of 3.45% of the total share capital of UBS AG. In accordance with the Swiss Stock Exchange Act, the percentages indicated above were calculated in relation to the share capital reflected in the Articles of Association of UBS AG (Articles of Association) at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act can be found on the following website of the SIX: http://www.six-exchange-regulation.com/obligations/disclosure/major_
shareholders_en.html.

According to our share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the “Significant shareholders” table below, were registered with 3% or more of the total share capital on 31 December 2011 and 2010.

è	Refer to the “Corporate governance” section of this report for more information on significant shareholders’ and shareholders participation rights

Shareholders registered in the UBS shares register with 3% or more of shares issued
		31.12.11			31.12.10
	Quantity	Total nominal value CHF million	Share %	Quantity	Total nominal value CHF million	Share %
Chase Nominees Ltd, London	419,533,402	42	10.95	409,822,353	41	10.70

DTC (Cede & Co.), New York[1]	270,808,806	27	7.07	280,355,684	28	7.32

Government of Singapore Investment Corp., Singapore	245,481,682	25	6.41	245,481,682	25	6.41

Nortrust Nominees Ltd, London	160,917,513	16	4.20	145,038,407	15	3.79

1 DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

Financial information

UBS AG (Parent Bank)

Note 11 Transactions with related parties

Transactions with related parties (such as securities transactions, payment transfer services, borrowing and compensation for deposits) are conducted at internally agreed transfer prices or at arm’s length.

Financial information

Off-balance-sheet and other information

Note 12 Commitments and contingent liabilities

CHF million	31.12.11	31.12.10	% change from 31.12.10
Contingent liabilities	131,510	102,820	28

Irrevocable commitments	90,102	106,304	(15)

Irrevocable securities delivery obligations related to forward starting repos and securities lending transactions	23,279	27,215	(14)

Liabilities for calls on shares and other equities	126	168	(25)

Documentary credits	6,151	4,278	44

The table above includes indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries. In instances where the indemnity amount issued by the Parent Bank is not defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Irrevocable commitments and securities delivery obligations: irrevocable commitments include cash payment obligations from forward starting reverse repurchase agreements and securities borrowing transactions. Irrevocable securities delivery obligations related to forward-starting repos and securities lending transactions are presented on a separate line.

UBS AG is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group.

Note 13 Derivative instruments1

		31.12.11			31.12.10
CHF million	PRV[2]	NRV[3]	Notional amount CHF billion	PRV[2]	NRV[3]	Notional amount CHF billion
Interest rate contracts	264,146	252,725	36,209	176,918	166,919	32,963

Credit derivative contracts	67,364	62,704	2,737	57,812	50,578	2,345

Foreign exchange contracts	97,158	106,117	6,323	113,514	122,843	6,561

Precious metal contracts	4,193	3,924	99	3,784	3,755	71

Equity / Index contracts	16,538	18,105	416	16,281	19,455	483

Commodities contracts, excluding precious metal contracts	775	1,012	110	894	927	41

Total derivative instruments	450,173	444,587	45,894	369,203	364,477	42,463

Replacement value netting	385,593	385,593		303,754	303,754

Replacement values after netting	64,580	58,994		65,449	60,723

1  Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from this table 2  PRV: Positive replacement value.3  NRV: Negative replacement value.

Note 14 Fiduciary transactions

CHF million	31.12.11	31.12.10	% change from 31.12.10
Deposits:

with third-party banks	9,375	11,529	(19)

with subsidiaries	2,346	1,740	35

Total	11,721	13,269	(12)

Financial information

UBS AG (Parent Bank)

Compensation of the members of the Board of Directors and the Group Executive Board

Total compensation for GEB members

CHF, except where indicated[a]			Variable cash compensation under CBP
Name, function	For the year	Base salary	Immediate cash[b]	Deferred cash5, [b]	Annual bonus under PEP[c]	Annual bonus under SEEOP[d]	Benefits in kind[e]	Contributions to retirement benefit plans[f]	Total
Sergio P. Ermotti, Group CEO[1]	2011	1,394,445	553,200	1,290,800	922,000	1,844,000	195,450	150,816	6,350,711

Oswald J. Grübel, former Group CEO[2]	2011	2,191,667	0	0	0	0	35,971	0	2,227,638

Oswald J. Grübel, former Group CEO	2010	3,000,000	0	0	0	0	25,600	0	3,025,600

Robert J. McCann, CEO Wealth Management
Americas (highest-paid)	2011	1,321,538	1,869,233	1,246,155	1,557,694	3,115,388	67,053	6,264	9,183,325

Carsten Kengeter, CEO Investment Bank (highest-paid)	2010	874,626	1,002,496	2,339,158	1,670,827	3,341,654	92,547	0	9,321,308

Aggregate of all GEB members who were in office on 31 December 2011[3]	2011	15,962,737	11,929,365	8,874,910	10,402,137	20,804,274	1,165,601	995,290	70,134,314

Aggregate of all GEB members who were in office on 31 December 2010[3]	2010	14,705,894	15,588,145	14,451,756	15,019,951	30,039,901	381,851	843,402	91,030,900

Aggregate of all GEB members who stepped down during 2011[4]	2011	4,155,602	509,201	1,166,759	0	962,768	171,954	80,499	7,046,783

Aggregate of all GEB members who stepped down during 2010[4]	2010	755,950	1,380,000	920,000	0	0	78,817	118,334	3,253,101

1  Sergio P. Ermotti was appointed on 1 April 2011 as GEB member and regional CEO of Europe, the Middle East and Africa. He was appointed on 24 September 2011 the new Group CEO ad interim and confirmed on 15 November 2011.  2   Oswald J. Grübel stepped down on 24 September 2011 as Group CEO.  3   Number and distribution of GEB members: 12 GEB members were in office on 31 December 2011, 13 GEB members were in office on 31 December 2010.  4  Number and distribution of former GEB members: 2011: includes five months in office as a GEB member for John Cryan, nine months for Oswald J. Grübel and 11 months for Maureen Miskovic. 2010: includes three months in office as a GEB member for Francesco Morra.  5   In 2011, for Sergio P. Ermotti, due to applicable UK FSA regulations, deferred cash includes blocked shares. In 2010, for John Cryan, Carsten Kengeter and Alexander Wilmot-Sitwell, due to applicable UK FSA regulations, deferred cash includes blocked shares.

Explanation of the tables outlining compensation details for GEB and BoD members

a.	Local currencies are converted into CHF using the exchange rates as detailed in Note 38 “Currency translation rates” to the consolidated financial statements.
b.

Of the cash award, 60% is paid out immediately (representing 24% of a GEB member’s total annual bonus). The balance is paid out in equal installments of 20%, each over the subsequent two years, and is subject to forfeiture.

c.

Value of each performance share at grant: CHF 13.26 for PEP awards granted in 2012 relating to the performance year 2011; CHF 18.70 for PEP awards granted in 2011 relating to the performance year 2010. These values are based on valuations for accounting purposes which take into account the performance conditions and the range of possible outcomes for these conditions.

d.

SEEOP awards vest in equal installments over five years and are subject to forfeiture. The grant date accounting value per share granted under SEEOP is: CHF 12.76 or USD 14.14 (actual shares) and CHF 12.36 or USD 13.70 (notional shares) for SEEOP awards granted in 2012 relating to the performance year 2011; CHF 18.43 or USD 19.94 (actual shares) and CHF 18.30 or USD 19.80 (notional shares) for SEEOP awards granted in 2011 relating to the performance year 2010.

e.	Benefits in kind are all valued at market price, for example, health and welfare benefits and general expense allowances.
f.

Swiss executives participate in the same pension plan as all other employees. Under this plan, UBS makes contributions to the plan, which covers compensation of up to CHF 835,200. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV), but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior management participates in the same pension plans as all other employees. In the US, there are separate pension plans for Wealth Management Americas compared with the other business divisions. There are generally two different types of pension plans: grandfathered plans and principal plans. The grandfathered plans, which are no longer open to new hires, operate (depending on the abovementioned distinction by business division) either on a cash balance basis or a career average salary basis. Participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). The principal plans for new hires are defined contribution plans. In the defined contribution plans, UBS makes contributions to the plan based on compensation and limited to USD 245,000 (USD 250,000 as from 1 January 2012). US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a limited company matching contribution for employee contributions. As from 2 January 2012 the match is not available anymore for Wealth Management Americas employees with compensation in excess of USD 250,000. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension upon retirement based on career average base salary (individual caps introduced as of 1 July 2010).

Financial information

Share and option ownership / entitlements of GEB members on 31 December 2010 / 20111

Name, function	For the year	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti, Group Chief Executive Officer	2011	0	0	0	0.000	0	0.000

	2010	–	–	–	–	–	–

Oswald J. Grübel, former Group Chief Executive Officer[5]	2011	–	–	–	–	–	–

	2010	0	0	0	0.000	4,000,000	0.181

John Cryan, former Group Chief Financial Officer[5]	2011	–	–	–	–	–	–

	2010	221,879	185,975	407,854	0.018	382,673	0.017

Markus U. Diethelm, Group General Counsel	2011	358,042	91,506	449,548	0.021	0	0.000

	2010	178,619	75,700	254,319	0.012	0	0.000

John A. Fraser, Chairman and CEO Global Asset Management	2011	460,707	280,414	741,121	0.034	1,088,795	0.050

	2010	326,702	316,541	643,243	0.029	1,088,795	0.049

Lukas Gähwiler, CEO UBS Switzerland and co-CEO	2011	252,293	37,517	289,810	0.013	0	0.000

Wealth Management & Swiss Bank	2010	110,000	850	110,850	0.005	0	0.000

Carsten Kengeter, Chairman and CEO Investment Bank	2011	971,575	556,016	1,527,591	0.070	905,000	0.041

	2010	916,201	363,047	1,279,248	0.058	905,000	0.041

Ulrich Körner, Group Chief Operating Officer and CEO Corporate Center	2011	389,090	95,597	484,687	0.022	0	0.000

	2010	177,592	95,597	273,189	0.012	0	0.000

Philip J. Lofts, Group Chief Risk Officer	2011	377,614	150,772	528,386	0.024	577,723	0.026

	2010	200,009	144,603	344,612	0.016	577,723	0.026

Robert J. McCann, CEO Wealth Management Americas	2011	330,047	0	330,047	0.015	0	0.000

	2010	138,598	540,866	679,464	0.031	0	0.000

Maureen Miskovic, former Group Chief Risk Officer[5]	2011	–	–	–	–	–	–

	2010	–	–	–	–	–	–

Tom Naratil, Group Chief Financial Officer	2011	221,238	193,836	415,074	0.019	1,046,122	0.048

	2010	–	–	–	–	–	–

Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific	2011	495,553	220,955	716,508	0.033	353,807	0.016

	2010	274,739	213,613	488,352	0.022	353,807	0.016

Robert Wolf, former Chairman and CEO, UBS Group Americas / President Investment Bank	2011	–	–	–	–	–	–

	2010	242,805	635,382	878,187	0.040	948,473	0.043

Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific	2011	306,515	350,311	656,826	0.030	623,253	0.029

	2010	184,858	318,332	503,190	0.023	623,253	0.028

Jürg Zeltner, CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank	2011	306,487	11,756	318,243	0.015	205,470	0.009

	2010	113,609	9,405	123,014	0.006	205,470	0.009

1  This table includes all vested and unvested shares and options of GEB members, including related parties.  2  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Deferred variable compensation plans” in this section for more information on the plans.  3  Refer to “Note 30 Equity participation and other compensation plans” to the consolidated financial statements for more information.  4  No conversion rights are outstanding.  5  GEB members who stepped down during 2011.

Financial information

UBS AG (Parent Bank)

Compensation details and additional information for non-independent BoD members

CHF, except where indicated[a]
Name, function[1]	For the year	Base salary	Annual bonus (cash)	Annual share award		Benefits in kind[e]	Contributions to retirement benefit plans[f]	Total
Kaspar Villiger, Chairman	2011	850,000	0	500,000	[2]	144,568	0	1,494,568

	2010	850,000	0	500,000	[2]	141,308	0	1,491,308

1  Kaspar Villiger was the only non-independent member in office on 31 December 2011 and 31 December 2010, respectively.  2   These shares are blocked for four years.

Remuneration details and additional information for independent BoD members

CHF, except where indicated[a]
Name, function[1]	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Benefits in kind	Additional payments		Total	Share percen- tage[2]	Number of shares[3,4]
Michel Demaré, Vice Chairman	M		M			2011/2012	325,000	300,000		250,000	[5]	875,000	50	39,845

	M		M			2010/2011	325,000	300,000		250,000	[5]	875,000	100	52,631

David Sidwell,			M		C	2011/2012	325,000	500,000		250,000	[5]	1,075,000	50	48,952

Senior Independent Director					C	2010/2011	325,000	400,000		250,000	[5]	975,000	50	30,893

Sally Bott, former member						2011/2012	–	–				–	–	–

		C	M	M		2010/2011	325,000	450,000				775,000	50	24,556

Rainer-Marc Frey, member	M				M	2011/2012	325,000	400,000				725,000	100	62,635

	M				M	2010/2011	325,000	400,000				725,000	100	43,583

Bruno Gehrig, member		M	M			2011/2012	325,000	200,000				525,000	50	23,907

		M	M			2010/2011	325,000	200,000				525,000	50	16,634

Ann F. Godbehere, member	M	C		M		2011/2012	325,000	550,000				875,000	50	39,845

	M			M		2010/2011	325,000	250,000				575,000	50	18,219

Axel P. Lehmann, member			M		M	2011/2012	325,000	250,000				575,000	100	49,632

					M	2010/2011	325,000	200,000				525,000	100	31,519

Wolfgang Mayrhuber, member		M		C		2011/2012	325,000	200,000				525,000	50	23,907

		M		M		2010/2011	325,000	150,000				475,000	50	15,050

Helmut Panke, member		M			M	2011/2012	325,000	300,000				625,000	50	28,460

		M			M	2010/2011	325,000	300,000				625,000	50	19,803

William G. Parrett, member	C					2011/2012	325,000	300,000				625,000	50	28,460

	C					2010/2011	325,000	300,000				625,000	50	19,803

Joseph Yam, member				M	M	2011/2012	325,000	250,000				575,000	50	26,183

						2010/2011	–	–				–	–	–

Total 2011												7,000,000

Total 2010												6,700,000

Legend: C = Chairperson of the respective Committee; M = Member of the respective Committee

1   There were 10 independent BoD members in office on 31 December 2011. Joseph Yam was appointed at the AGM on 28 April 2011 and Sally Bott stepped down on 11 February 2011. There were 10 independent BoD members in office on 31 December 2010. Wolfgang Mayrhuber was appointed at the AGM on 14 April 2010, and Sergio Marchionne and Peter Voser stepped down from the BoD at the AGM on 14 April 2010.   2   Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.   3   For 2011, shares valued at CHF 12.92 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2012), included a price discount of 15%, for a new value of discount price CHF 10.98. These shares are blocked for four years. For 2010, shares valued at CHF 18.56 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2011), included a price discount of 15%, for a new value of discount price of CHF 15.78. These shares are blocked for four years.  4   Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution/with-holding tax.  5  This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively.

Financial information

Total payments to BoD members

CHF, except where indicated[a]		For the year	Total
Aggregate of all BoD members		2011	8,494,568
		2010	8,191,310

Number of shares of BoD members on 31 December 2010 / 2011[1]
Name, function	For the year	Number of shares held	Voting rights in %
Kaspar Villiger, Chairman	2011	49,440	0.002
	2010	.22,500	0.001

Michel Demaré, Vice Chairman	2011	76,334	0.003
	2010	23,703	0.001

David Sidwell, Senior Independent Director	2011	100,247	0.005
	2010	69,354	0.003

Sally Bott, former member[2]	2011	–	–
	2010	39,542	0.002

Rainer-Marc Frey, member	2011	100,042	0.005
	2010	56,459	0.003

Bruno Gehrig, member	2011	54,409	0.002
	2010	37,775	0.002

Ann F. Godbehere, member	2011	41,441	0.002
	2010	23,222	0.001

Axel P. Lehmann, member	2011	89,971	0.004
	2010	58,452	0.003

Wolfgang Mayrhuber, member	2011	15,050	0.001
	2010	0	0.000

Helmut Panke, member	2011	109,332	0.005
	2010	89,529	0.004

William G. Parrett, member	2011	62,618	0.003
	2010	42,815	0.002

Joseph Yam, member	2011	0	0.000
	2010	–	–

1  This table includes blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2010 and 2011.  2  Sally Bott stepped down on 11 February 2011 as BoD member.

Financial information

UBS AG (Parent Bank)

Compensation paid to former BoD and GEB members1

CHF, except where indicated[a]
Name, function	For the year	Compensation	Benefits in kind	Total
Alberto Togni, former BoD member	2011	0	0	0

	2010	0	20,493	20,493

Aggregate of all former GEB members[2]	2011	0	0	0

	2010	0	57,229	57,229

Aggregate of all former BoD and GEB members	2011	0	0	0

	2010	0	77,722	77,722

  1  Compensation or remuneration connected with the former member’s activity on the BoD or GEB that is not at market conditions.  2  Includes zero former GEB member in 2011 and one former GEB member in 2010.

Total of all vested and unvested shares of GEB members1,2

	Total		Of which vested		Of which vesting
					2012	2013	2014	2015	2016
Shares on 31 December 2011	2,863,887		1,988,680		408,037	290,631	88,269	88,269	0

					2011	2012	2013	2014	2015
Shares on 31 December 2010	4,409,345	[3]	2,922,411	[3]	582,787	411,339	282,754	105,027	105,027

  1  Includes related parties.  2  Excludes shares granted under variable compensation plans with forfeiture provisions.  3  Includes 22,500 vested shares of the Chairman.

No individual GEB member holds 1% or more of all shares issued.

Total of all blocked and unblocked shares of BoD members1

	Total		Of which unblocked		Of which blocked until
					2012	2013	2014	2015
Shares on 31 December 2011	698,884		72,775		9,349	115,690	225,995	275,075

					2011	2012	2013	2014
Shares on 31 December 2010	440,851	[2]	46,010	[2]	4,266	9,349	127,970	253,256

1 Includes related parties. 2 Excludes 22,500 vested shares of the Chairman.

No individual BoD member holds 1% or more of all shares issued.

Financial information

Vested and unvested options of GEB members on 31 December 2010 / 2011[1]
For the year	Total number of options	[2]	Number of Year of options	[3]	grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Sergio P. Ermotti, Group Chief Executive Officer									John A. Fraser, Chairman and CEO Global Asset Management (continued)
2011	0								2010	1,088,795		76,380		2002	31/01/2005	31/01/2012	USD 21.24
2010	–											127,884		2002	28/06/2005	28/06/2012	CHF 37.90
												127,884		2003	31/01/2006	31/01/2013	USD 22.53
Oswald J. Grübel, former Group Chief Executive Officer[4]												170,512		2004	01/03/2007	27/02/2014	USD 38.13
2011	–											202,483		2005	01/03/2008	28/02/2015	USD 44.81
2010	4,000,000		4,000,000		2009	26/02/2009	25/02/2014	CHF 10.10				213,140		2006	01/03/2009	28/02/2016	CHF 72.57
												170,512		2007	01/03/2010	28/02/2017	CHF 73.67
John Cryan, former Group Chief Financial Officer[4]
2011	–								Lukas Gähwiler, CEO UBS Switzerland and
2010	382,673		21,362		2002	31/01/2003	31/01/2012	CHF 36.49	co-CEO Wealth Management & Swiss Bank
			20,731		2002	31/01/2004	31/01/2012	CHF 36.49	2011	0
			20,725		2002	31/01/2005	31/01/2012	CHF 36.49	2010	0
			5,454		2002	28/02/2003	28/02/2012	CHF 36.65
			5,294		2002	28/02/2004	28/02/2012	CHF 36.65	Carsten Kengeter, Chairman and CEO Investment Bank
			5,292		2002	28/02/2005	28/02/2012	CHF 36.65	2011	905,000		905,000		2009	01/03/2012	27/12/2019	CHF 40.00
			23,626		2003	01/03/2004	31/01/2013	CHF 27.81	2010	905,000		905,000		2009	01/03/2012	27/12/2019	CHF 40.00
			23,620		2003	01/03/2005	31/01/2013	CHF 27.81
			23,612		2003	01/03/2006	31/01/2013	CHF 27.81	Ulrich Körner, Group Chief Operating Officer and CEO Corporate Center
			5,526		2003	01/03/2004	28/02/2013	CHF 26.39	2011	0
			5,524		2003	01/03/2005	28/02/2013	CHF 26.39	2010	0
			5,524		2003	01/03/2006	28/02/2013	CHF 26.39
			17,072		2004	01/03/2005	27/02/2014	CHF 44.32	Philip J. Lofts, Group Chief Risk Officer
			17,068		2004	01/03/2006	27/02/2014	CHF 44.32	2011	577,723		11,445		2002	31/01/2003	31/01/2012	CHF 36.49
			17,063		2004	01/03/2007	27/02/2014	CHF 44.32				11,104		2002	31/01/2004	31/01/2012	CHF 36.49
			14,210		2005	01/03/2006	28/02/2015	CHF 47.58				11,098		2002	31/01/2005	31/01/2012	CHF 36.49
			14,210		2005	01/03/2007	28/02/2015	CHF 47.58				1,240		2002	28/02/2003	28/02/2012	CHF 36.65
			14,207		2005	01/03/2008	28/02/2015	CHF 47.58				5,464		2002	28/02/2004	28/02/2012	CHF 36.65
			5,330		2006	01/03/2007	28/02/2016	CHF 65.97				1,199		2002	28/02/2005	28/02/2012	CHF 36.65
			5,328		2006	01/03/2008	28/02/2016	CHF 65.97				9,985		2003	01/03/2004	31/01/2013	CHF 27.81
			5,326		2006	01/03/2009	28/02/2016	CHF 65.97				9,980		2003	01/03/2005	31/01/2013	CHF 27.81
			17,762		2007	01/03/2008	28/02/2017	CHF 67.00				9,974		2003	01/03/2006	31/01/2013	CHF 27.81
			17,762		2007	01/03/2009	28/02/2017	CHF 67.00				1,833		2003	01/03/2004	28/02/2013	CHF 26.39
			17,760		2007	01/03/2010	28/02/2017	CHF 67.00				1,830		2003	01/03/2005	28/02/2013	CHF 26.39
			53,285		2008	01/03/2011	28/02/2018	CHF 32.45				1,830		2003	01/03/2006	28/02/2013	CHF 26.39
												35,524		2004	01/03/2005	27/02/2014	CHF 44.32
Markus U. Diethelm, Group General Counsel												35,524		2004	01/03/2006	27/02/2014	CHF 44.32
2011	0											35,521		2004	01/03/2007	27/02/2014	CHF 44.32
2010	0											117,090		2005	01/03/2008	28/02/2015	CHF 52.32
												117,227		2006	01/03/2009	28/02/2016	CHF 72.57
John A. Fraser, Chairman and CEO Global Asset Management												85,256		2007	01/03/2010	28/02/2017	CHF 73.67
2011	1,088,795		76,380		2002	31/01/2005	31/01/2012	USD 21.24				74,599		2008	01/03/2011	28/02/2018	CHF 35.66
			127,884		2002	28/06/2005	28/06/2012	CHF 37.90	2010	577,723		11,445		2002	31/01/2003	31/01/2012	CHF 36.49
			127,884		2003	31/01/2006	31/01/2013	USD 22.53				11,104		2002	31/01/2004	31/01/2012	CHF 36.49
			170,512		2004	01/03/2007	27/02/2014	USD 38.13				11,098		2002	31/01/2005	31/01/2012	CHF 36.49
			202,483		2005	01/03/2008	28/02/2015	USD 44.81				1,240		2002	28/02/2003	28/02/2012	CHF 36.65
			213,140		2006	01/03/2009	28/02/2016	CHF 72.57				5,464		2002	28/02/2004	28/02/2012	CHF 36.65
			170,512		2007	01/03/2010	28/02/2017	CHF 73.67				1,199		2002	28/02/2005	28/02/2012	CHF 36.65

[1]  This table includes all options of GEB members, including related parties.   [2]  No conversion rights are outstanding.  [3]  Refer to “Note 30 Equity participation and other compensation plans” to the consolidated financial statements for more information.  [4]  GEB members who stepped down during 2011.

Vested and unvested options of GEB members on 31 December 2010/2011[1] (continued)
For the year	Total number of options held	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year ended	Total number of options held	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Philip J. Lofts, Group Chief Risk Officer (continued)									Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific (cont.)

			9,985		2003	01/03/2004	31/01/2013	CHF 27.81				35,524		2006	01/03/2008	28/02/2016	CHF 65.97

			9,980		2003	01/03/2005	31/01/2013	CHF 27.81				35,521		2006	01/03/2009	28/02/2016	CHF 65.97

			9,974		2003	01/03/2006	31/01/2013	CHF 27.81				106,570		2007	01/03/2010	28/02/2017	CHF 73.67

			1,833		2003	01/03/2004	28/02/2013	CHF26.39				85,256		2008	01/03/2011	28/02/2018	CHF 35.66

			1,830		2003	01/03/2005	28/02/2013	CHF 26.39	Robert Wolf, former Chairman and CEO, UBS Group Americas/ President Investment Bank

			1,830		2003	01/03/2006	28/02/2013	CHF 26.39

			35,524		2004	01/03/2005	27/02/2014	CHF 44.32	2011	-

			35,524		2004	01/03/2006	27/02/2014	CHF 44.32	2010	948,473		287,739		2003“’	31/01/2006	31/01/2013	USD 22,53

			35,521		2004	01/03/2007	27/02/2014	CHF 44.32				213,140		2004	01/03/2007	27/02/2014	USD 38.13

			117,090		2005	01/03/2008	28/02/2015	CHF 52.32				127,884		2005	01/03/2008	28/02/2015	USD 44.81

			117,227		2006	01/03/2009	28/02/2016	CHF 72.57				106,570		2006	01/03/2009	28/02/2016	CHF 72.57

			85,256		2007	01/03/2010	28/02/2017	CHF 73.67				106,570		2007	01/03/2010	28/02/2017	CHF 73.67

			74,599		2008	01/03/2011	28/02/2018	CHF 35.66				106,570		2008	01/03/2011	28/02/2018	CHF 35.66

Robert J. McCann, CEO Wealth Management Americas									Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific

2011	0								2011	623,253		11,577		2002	31/01/2002	31/01/2012	USD 21 24

2010	0											11,229		2002	31/01/2004	31/01/2012	USD 21.24

Maureen Miskovic, former Group Chief Risk Officer[4]												11,227		2002	29/02/2004	28/02/2012	USD 21.70

2011	-											2,252		2002	28/02/2002	28/02/2012	USD 21.70

2010	-											6,446		2002	29/02/2004	28/02/2020	USD 21.70

Tom Naratil, Group Chief Financial Officer												2,184		2002	28/02/2005	28/02/2012	USD 21.70

2011	1,046,122		35,524		2002	31.01.2003	31/01/2012	USD21.24				8,648		2003	01/03/2004	31/01/2013	USD 20.49

												8,642		2003	01/03/2005	31/01/2013	USD 20.49

			35,524		2002	31/01/2004	31/01/2012	USD 21.24				8,635		2003	01/03/2006	31/01/2013	USD 20.49

			35,521		2002	31/01/2005	31/01/2012	USD 21.24				4,262		2003	28/02/2005	28/02/2013	USD 19.53

			4,262		2002	29/02/2004	28/02/2012	USD 21.70				3,374		2003	01/03/2004	28/02/2013	USD 19.53

			63,942		2003	31/01/2006.	31/01/2013	USD 22.53				3,371		2003	01/03/2005	28/02/2013	USD 19.53

			4,262		2003	28/02/2005	28/02/2013	USD 19.53				3,371		2003	01/03/2006	28/02/2013	USD 19.53

			145,962		2004	01/03/2007	27/02/2014	USD 38.13				6,200		2004	01/03/2005	27/02/2014	CHF 44.32

			166,010		2005	01/03/2008	28/02/2015	USD 44.81				4,262		2004	27/02/2006	27/02/2014	CHF 44.32

			142,198		2006	01/03/2009	28/02/2016	CHF 72.57				6,198		2004	01/03/2006	27/02/2014	CHF 44.32

			131,277		2007	01/03/2010	28/02/2017	CHF 73.67				6,195		2004	01/03/2007	27/02/2014	CHF 44.32

			181,640		2008	01/03/2011	28/02/2018	CHF 35.66				10,659		2005	01/03/2006	28/02/2015	CHF 47.58

			100,000		2009	01/03/2012	27/02/2019	CHF 11.35				10,657		2005	01/03/2007	28/02/2015	CHF 47.58

2010	–											10,654		2005	01/03/2008	28/02/2015	CHF 47.58

Alexander Wilmot-Sitwell, co-Chairman and co-CEO Group Asia Pacific												21,316		2006	01/03/2007	28/02/2016	CHF 65.97

2011	353,807		53,282		2005	01/03/2008	28/02/2015	CHF 47.58				21,314		2006	01/03/2008	28/02/2016	CHF 65.97

			2,130		2005	04/03/2007	04/03/2015	CHF 47.89				21,311		2006	01/03/2009	28/02/2016	CHF 65.97

												8,881		2007	01/03/2008	28/02/2017	CHF 67.00

			35,524		2006	01/03/2007	28/02/2016	CHF 65.97				8,880		2007	01/03/2009	28/02/2017	CHF 67.00

			35,524		2006	01/03/2008	28/02/2016	CHF 65.97				8,880		2007	01/03/2010	28/02/2017	CHF 67.00

			35,521		2006	01/03/2009	28/02/2016	CHF 65.97				42,628		2008	01/03/2011	28/02/2018	CHF 32.45

			106,570		2007’	01/03/2010	28/02/2017	CHF 73.67				350,000		2009	01/03/2012	27/02/2019	CHF 11.35

			85,256		2008	01/03/2011	28/02/2018	CHF 35.66	2010	623,253		11,577		2002	31/01/2002	31/01/2012	USD 21.24

2010	353,807		53,282		2005	01/03/2008	28/02/2015	CHF 47.58				11,229		2002	31/01/2004	31/01/2012	USD 21.24

			2,130		2005	04/03/2007	04/03/2015	CHF 47.89				11,227		2002	31/01/2005	31/01/2012	USD 21.24

			35,524		2006	01/03/2007	28/02/2016	CHF 65.97				2,252		2002	28/02/2002	28/02/2012	USD 21.70

[1]  This table includes all options of GEB members, including related parties.  [2]  No conversion rights are outstanding. 3 Refer to “Note 30 Equity participation and other compensation plans” to the consolidated financial statements for more information.  [4]  GEB members who stepped down during 2011.

Financial information

Vested and unvested options of GEB members on 31 December 2010 / 20111 (Continued)

For the year	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price
Chi-Won Yoon, co-Chairman and co-CEO Group Asia Pacific (continued)							Jürg Zeltner, CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank (continued)
		6,446	2002	29/02/2004	28/02/2012	USD 21.70			7,106	2006	01/03/2007	28/02/2016	CHF 65.97
		2,184	2002	28/02/2005	28/02/2012	USD 21.70			7,103	2006	01/03/2008	28/02/2016	CHF 65.97
		8,648	2003	01/03/2004	31/01/2013	USD 20.49			7,103	2006	01/03/2009	28/02/2016	CHF 65.97
		8,642	2003	01/03/2005	31/01/2013	USD 20.49			110	2006	03/03/2008	03/03/2016	CHF 65.91
		8,635	2003	01/03/2006	31/01/2013	USD 20.49			242	2006	09/06/2008	09/06/2016	CHF 61.84
		4,262	2003	28/02/2005	28/02/2013	USD 19.53			230	2006	08/09/2008	08/09/2016	CHF 65.76
		3,374	2003	01/03/2004	28/02/2013	USD 19.53			221	2006	08/12/2008	08/12/2016	CHF 67.63
		3,371	2003	01/03/2005	28/02/2013	USD 19.53			7,105	2007	01/03/2008	28/02/2017	CHF 67.00
		3,371	2003	01/03/2006	28/02/2013	USD 19.53			7,105	2007	01/03/2009	28/02/2017	CHF 67.00
		6,200	2004	01/03/2005	27/02/2014	CHF 44.32			7,103	2007	01/03/2010	28/02/2017	CHF 67.00
		4,262	2004	27/02/2006	27/02/2014	CHF 44.32			223	2007	02/03/2009	02/03/2017	CHF 67.08
		6,198	2004	01/03/2006	27/02/2014	CHF 44.32			42,628	2008	01/03/2011	28/02/2018	CHF 35.66
		6,195	2004	01/03/2007	27/02/2014	CHF 44.32			90,000	2009	01/03/2012	27/02/2019	CHF 11.35
		10,659	2005	01/03/2006	28/02/2015	CHF 47.58	2010	205,470	809	2002	31/01/2003	31/01/2012	CHF 36.49
		10,657	2005	01/03/2007	28/02/2015	CHF 47.58			784	2002	31/01/2004	31/01/2012	CHF 36.49
		10,654	2005	01/03/2008	28/02/2015	CHF 47.58			784	2002	31/01/2005	31/01/2012	CHF 36.49
		21,316	2006	01/03/2007	28/02/2016	CHF 65.97			4,972	2004	01/03/2007	27/02/2014	CHF 44.32
		21,314	2006	01/03/2008	28/02/2016	CHF 65.97			7,106	2005	01/03/2006	28/02/2015	CHF 47.58
		21,311	2006	01/03/2009	28/02/2016	CHF 65.97			7,103	2005	01/03/2007	28/02/2015	CHF 47.58
		8,881	2007	01/03/2008	28/02/2017	CHF 67.00			7,103	2005	01/03/2008	28/02/2015	CHF 47.58
		8,880	2007	01/03/2009	28/02/2017	CHF 67.00			93	2005	04/03/2007	04/03/2015	CHF 47.89
		8,880	2007	01/03/2010	28/02/2017	CHF 67.00			161	2005	06/06/2007	06/06/2015	CHF 45.97
		42,628	2008	01/03/2011	28/02/2018	CHF 32.45			149	2005	09/09/2007	09/09/2015	CHF 50.47
		350,000	2009	01/03/2012	27/02/2019	CHF 11.35			127	2005	05/12/2007	05/12/2015	CHF 59.03
Jürg Zeltner, CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank									7,106	2006	01/03/2007	28/02/2016	CHF 65.97
									7,103	2006	01/03/2008	28/02/2016	CHF 65.97
2011	205,470	809	2002	31/01/2003	31/01/2012	CHF 36.49			7,103	2006	01/03/2009	28/02/2016	CHF 65.97
		784	2002	31/01/2004	31/01/2012	CHF 36.49			110	2006	03/03/2008	03/03/2016	CHF 65.91
		784	2002	31/01/2005	31/01/2012	CHF 36.49			242	2006	09/06/2008	09/06/2016	CHF 61.84
		4,972	2004	01/03/2007	27/02/2014	CHF 44.32			230	2006	08/09/2008	08/09/2016	CHF 65.76
		7,106	2005	01/03/2006	28/02/2015	CHF 47.58			221	2006	08/12/2008	08/12/2016	CHF 67.63
		7,103	2005	01/03/2007	28/02/2015	CHF 47.58			7,105	2007	01/03/2008	28/02/2017	CHF 67.00
		7,103	2005	01/03/2008	28/02/2015	CHF 47.58			7,105	2007	01/03/2009	28/02/2017	CHF 67.00
		93	2005	04/03/2007	04/03/2015	CHF 47.89			7,103	2007	01/03/2010	28/02/2017	CHF 67.00
		161	2005	06/06/2007	06/06/2015	CHF 45.97			223	2007	02/03/2009	02/03/2017	CHF 67.08
		149	2005	09/09/2007	09/09/2015	CHF 50.47			42,628	2008	01/03/2011	28/02/2018	CHF 35.66
		127	2005	05/12/2007	05/12/2015	CHF 59.03			90,000	2009	01/03/2012	27/02/2019	CHF 11.35

[1]  This table includes all options of GEB members, including related parties.  [2]  No conversion rights are outstanding.  [3]  Refer to “Note 30 Equity participation and other compensation plans” to the consolidated financial statements for more information.  [4]  GEB members who stepped down during 2011.

Financial information

UBS AG (Parent Bank)

Loans granted to GEB members on 31 December 2010 / 2011[1]
CHF, except where indicated[a]
Name, function	For the year	Loans[2]
Jürg Zeltner, CEO UBS Wealth Management, co-CEO of Wealth Management & Swiss Bank[3]	2011	5,387,500

Jürg Zeltner, CEO UBS Wealth Management, co-CEO of Wealth Management & Swiss Bank[3]	2010	5,739,862

Aggregate of all GEB members	2011	17,539,601	[4]
	2010	20,696,569

1   No loans have been granted to related parties of the GEB members at conditions not customary in the market.  2  All loans granted are secured loans, except for CHF 45,435 in 2011.  3  GEB member with the highest loan granted.  4  Includes a loan of CHF 3.3 million that will be forgiven in three equal installments over the next three years, subject to the GEB member’s continued full-time employment with UBS and his performance being satisfactory and commensurate with his responsibilities.

Loans granted to BoD members on 31 December 2010 / 2011[1]
CHF, except where indicated[a]
Name, function	For the year	Loans[2]
Kaspar Villiger, Chairman	2011	0
	2010	0

Michel Demaré, Vice Chairman	2011	850,000
	2010	850,000

David Sidwell, Senior Independent Director	2011	0
	2010	0

Sally Bott, former member[3]	2011	–
	2010	0

Rainer-Marc Frey, member	2011	0
	2010	0

Bruno Gehrig, member[4]	2011	798,000
	2010	798,000

Ann F. Godbehere, member	2011	0
	2010	0

Axel P. Lehmann, member	2011	0
	2010	0

Wolfgang Mayrhuber, member	2011	0
	2010	0

Helmut Panke, member	2011	0
	2010	0

William G. Parrett, member	2011	0
	2010	0

Joseph Yam, member	2011	0
	2010	–

Aggregate of all BoD members	2011	1,648,000
	2010	1,648,000

1  No loans have been granted to related parties of the BoD members at conditions not customary in the market.   2  All loans granted are secured loans.  3  Sally Bott stepped down on 11 February 2011 as BoD member.  4  Secured loan granted prior to his election to the BoD.

Financial information

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 13 March 2012

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG which comprise the balance sheet, income statement and notes on pages 414 to 434 for the year ended 31 December 2011.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Company’s articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for the selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

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

Opinion

In our opinion, the financial statements for the year ended 31 December 2011 comply with Swiss law and the Company’s articles of association.

Financial information

UBS AG (Parent Bank)

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

Ernst & Young Ltd

Jonathan Bourne Licensed audit expert (Auditor in charge)	Andreas Loetscher Licensed audit expert

Financial Information

Confirmation of the auditors concerning conditional capital increase to the Board of Directors of

UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2011 to 31 December 2011 in accordance with the provisions of article 653f paragraph 1 of the Swiss code of obligations.

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

In our Opinion:

•

the issue of 1’281’386 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association;

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

Zurich, 25 January 2012

BDO Ltd

Werner Schiesser Licensed Audit Expert	Markus Egli Licensed Audit Expert

BDO Ltd, with its statutory seat in Zurich, is the legally independent Swiss member firm of the international BDO network.

Financial information

Additional disclosure required

under SEC regulations

A – Introduction

The following pages contain additional disclosures about the UBS Group which are required under SEC regulations. UBS’s consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are denominated in Swiss francs (CHF), the reporting currency of the Group.

Financial information

Additional disclosure required under SEC regulations

B – Selected financial data

The tables below provide information concerning the noon purchase rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon purchase rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 29 February 2012, the noon purchase rate was 1.1083 USD per 1 CHF.

Year ended 31 December	High	Low	Average rate[1] (USD per 1 CHF)	At period end
2007	0.9087	0.7978	0.8381	0.8827

2008	1.0142	0.8171	0.9298	0.9369

2009	1.0016	0.8408	0.9260	0.9654

2010	1.0673	0.8610	0.9670	1.0673

2011	1.3706	1.0251	1.1398	1.0668

Month	High	Low
September 2011	1.2719	1.1022

October 2011	1.1616	1.0837

November 2011	1.1353	1.0765

December 2011	1.0947	1.0493

January 2012	1.0939	1.0466

February 2012	1.1174	1.0842

1  The average of the noon purchase rates on the last business day of each full month during the relevant period.

Financial information

Key figures

	As of or for the year ended
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Balance sheet data

Total assets	1,419,162	1,317,247	1,340,538	2,014,815	2,274,891

Equity attributable to UBS shareholders	53,447	46,820	41,013	32,531	36,875

Average equity to average assets (%)	3.5	3.0	1.9	1.5	1.8

Market capitalization	42,843	58,803	57,108	43,519	108,654

Shares

Registered ordinary shares	3,832,121,899	3,830,840,513	3,558,112,753	2,932,580,549	2,073,547,344

Treasury shares	84,955,551	38,892,031	37,553,872	61,903,121	158,105,524

Capital strength

BIS tier 1 ratio, Basel 2.5 (%)[1]	15.9

BIS tier 1 ratio, Basel II (%)[1]	19.6	17.8	15.4	11.0	9.1

BIS total ratio, Basel 2.5 (%)[1]	17.2

BIS total ratio, Basel II (%)[1]	21.6	20.4	19.8	15.0	12.2

BIS risk-weighted assets, Basel 2.5[1]	240,962

BIS risk-weighted assets, Basel II1	198,494	198,875	206,525	302,273	374,421

Invested assets (CHF billion)	2,167	2,152	2,233	2,174	3,189

Personnel (full-time equivalents)

Switzerland	23,188	23,284	24,050	26,406	27,884

United Kingdom	6,674	6,634	6,204	7,071	8,813

Rest of Europe	4,182	4,122	4,145	4,817	4,776

Middle East/Africa	162	137	134	145	139

United States	21,746	22,031	22,702	27,362	29,921

Rest of Americas	1,177	1,147	1,132	1,984	2,054

Asia Pacific	7,690	7,263	6,865	9,998	9,973

Total	64,820	64,617	65,233	77,783	83,560

1  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for the prior periods. The comparative information under the Basel II framework is therefore provided. Refer to “Capital management” in the “Risk, treasury and capital management” section of this report for more information. The calculation as of 31 December 2007 is based on the Basel I approach.

Financial information

Additional disclosure required under SEC regulations

Income statement data

	For the year ended
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Interest income	17,969	18,872	23,461	65,679	109,112

Interest expense	(11,143)	(12,657)	(17,016)	(59,687)	(103,775)

Net interest income	6,826	6,215	6,446	5,992	5,337

Credit loss (expense) / recovery	(84)	(66)	(1,832)	(2,996)	(238)

Net interest income after credit loss (expense) / recovery	6,742	6,149	4,614	2,996	5,099

Net fee and commission income	15,236	17,160	17,712	22,929	30,634

Net trading income	4,343	7,471	(324)	(25,820)	(8,353)

Other income	1,467	1,214	599	692	4,341

Total operating income	27,788	31,994	22,601	796	31,721

Total operating expenses	22,439	24,539	25,162	28,555	35,463

Operating profit from continuing operations before tax	5,350	7,455	(2,561)	(27,758)	(3,742)

Tax expense / (benefit)	923	(381)	(443)	(6,837)	1,369

Net profit from continuing operations	4,426	7,836	(2,118)	(20,922)	(5,111)

Net profit from discontinued operations	0	2	(7)	198	403

Net profit	4,427	7,838	(2,125)	(20,724)	(4,708)

Net profit attributable to non-controlling interests	268	304	610	568	539

Net profit attributable to UBS shareholders	4,159	7,534	(2,736)	(21,292)	(5,247)

Cost / income ratio (%)[1]	80.5	76.5	103.0	753.0	111.0

Per share data (CHF)

Basic earnings per share[2]	1.10	1.99	(0.75)	(7.63)	(2.40)

Diluted earnings per share[2]	1.08	1.96	(0.75)	(7.63)	(2.41)

Cash dividends declared per share (CHF)[3,4]	0.10	N/A	N/A	N/A	N/A

Cash dividends declared per share (USD)[3,4]		N/A	N/A	N/A	N/A

Dividend payout ratio (%)[3,4]	9.1	N/A	N/A	N/A	N/A

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	8.5	16.7	(7.8)	(58.7)	(10.5)

Return on average equity	8.5	16.6	(7.9)	(60.6)	(10.6)

Return on average assets	0.3	0.5	(0.1)	(0.9)	(0.2)

1  Operating expenses/operating income before credit loss expense.  2 For EPS calculation, refer to “Note 8 Earnings per share” in the consolidated Financial Statements.  3 Distributions paid in the form of dividends or capital contributions reserves are normally approved and paid in the year subsequent to the reporting period.  4 For the year 2011, an amount of CHF 0.10 per share will be paid out of capital contribution reserves on 10 May 2012, subject to approval by shareholders at the Annual General Meeting on 3 May 2012. The USD amount per share will be determined on 7 May 2012. For the year 2007, a stock dividend was distributed for which 98,698,754 new shares were issued on 19 May 2008 to UBS shareholders with an exchange ratio of 20:1.  5 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders. The calculation excludes expected deductions for distributions paid in form of dividends or capital contribution reserves.

Financial information

Balance sheet data

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Assets

Total assets	1,419,162	1,317,247	1,340,538	2,014,815	2,274,891

Due from banks	23,218	17,133	16,804	17,694	25,976

Cash collateral on securities borrowed	58,763	62,454	63,507	122,897	207,063

Reverse repurchase agreements	213,501	142,790	116,689	224,648	376,928

Trading portfolio assets	181,525	228,815	232,258	312,054	774,372

of which: pledged as collateral	39,936	61,352	44,221	40,216	114,190

Positive replacement values	486,584	401,146	421,694	854,100	428,217

Cash collateral receivables on derivative instruments	41,322	38,071	53,774	85,703	64,978

Loans	266,604	262,877	266,477	291,456	271,492

Financial investments available-for-sale	53,174	74,768	81,757	5,248	4,966

Other assets	12,465	22,681	23,682	19,837	51,417

Liabilities

Due to banks	30,201	41,490	31,922	76,822	121,983

Cash collateral on securities lent	8,136	6,651	7,995	14,063	31,621

Repurchase agreements	102,429	74,796	64,175	102,561	305,887

Trading portfolio liabilities	39,480	54,975	47,469	62,431	164,788

Negative replacement values	473,400	393,762	409,943	851,864	443,539

Cash collateral payables on derivative instruments	67,114	58,924	66,097	92,937	77,781

Financial liabilities designated at fair value	88,982	100,756	112,653	101,546	191,853

Due to customers	342,409	332,301	339,263	362,639	496,279

Debt issued	140,617	130,271	131,352	197,254	222,077

Other liabilities	61,692	63,719	72,344	101,969	153,107

Equity attributable to UBS shareholders	53,447	46,820	41,013	32,531	36,875

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

For the year ended
31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
1.43	1.53	0.82	0.53	0.96

Financial information

Additional disclosure required under SEC regulations

C – Information on the company

Property, plant and equipment

At 31 December 2011, UBS operated about 877 business and banking locations worldwide, of which about 42% were in Switzerland, 42% in the Americas, 11% in the rest of Europe, Middle East and Africa and 5% in Asia-Pacific. Of the business and banking locations in Switzerland, 36%

were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

D – Information required by industry guide 3

Selected statistical information

The following tables set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2011, 31 December 2010 and 31 December 2009 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Financial information

Additional disclosure required under SEC regulations

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for the years ended

	31.12.11			31.12.10			31.12.09
CHF million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)

Assets

Due from banks

Domestic	3,465	22	0.6	3,037	13	0.4	3,420	56	1.6

Foreign	17,623	142	0.8	14,280	60	0.4	16,194	260	1.6

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	8,025	15	0.2	11,277	8	0.1	10,029	30	0.3

Foreign	281,544	1,485	0.5	296,252	1,221	0.4	381,049	2,385	0.6

Trading portfolio assets

Domestic	12,821	299	2.3	14,150	231	1.6	10,976	228	2.1

Foreign taxable	189,861	5,163	2.7	212,430	5,769	2.7	270,674	6,915	2.6

Foreign non-taxable	1,313	4	0.3	2,033	15	0.7	2,160	7	0.3

Foreign total	191,174	5,167	2.7	214,463	5,784	2.7	272,834	6,922	2.5

Cash collateral receivables on derivative instruments

Domestic	21	0

Foreign	37,696	324	0.9	49,095	306	0.6	68,482	282	0.4

Financial assets designated at fair value

Domestic	493	0		568	0		548	0

Foreign	8,262	248	3.0	9,128	262	2.9	11,674	316	2.7

Loans

Domestic	182,125	4,604	2.5	179,164	4,921	2.7	179,680	5,676	3.2

Foreign	82,755	2,409	2.9	90,032	2,584	2.9	105,791	4,208	4.0

Financial investments available-for-sale

Domestic	3,465	4	0.1	1,712	18	1.1	991	21	2.1

Foreign taxable	60,026	611	1.0	74,821	539	0.7	28,295	143	0.5

Foreign non-taxable							0

Foreign total	60,026	611	1.0	74,821	539	0.7	28,295	143	0.5

Other interest-earning assets

Domestic				0	0		0	0

Foreign	12,001	501	4.2	15,227	484	3.2	13,785	517	3.8

Total interest-earning assets	901,496	15,830	1.8	973,206	16,431	1.7	1,103,748	21,044	1.9

Net interest income on swaps		1,923			2,234			2,203

Interest income on off-balance sheet securities		216			207			214

Interest income and average interest-earning assets	901,496	17,969	2.0	973,206	18,872	1.9	1,103,748	23,461	2.1

Non-interest-earning assets

Positive replacement values	410,839			471,046			654,651

Fixed assets	5,420			5,884			6,609

Other	88,900			81,876			86,133

Total average assets	1,406,655			1,532,012			1,851,141

Financial information

Average balances and interest rates (continued)

	31.12.11			31.12.10			31.12.09
CHF million, except where indicated	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)

Liabilities and equity

Due to banks

Domestic	25,672	259	1.0	29,400	253	0.9	36,248	219	0.6

Foreign	10,250	93	0.9	10,318	99	1.0	34,205	245	0.7

Cash collateral on securities lent and repurchase agreements

Domestic	8,836	12	0.1	12,089	8	0.1	11,321	37	0.3

Foreign	168,429	969	0.6	176,098	893	0.5	195,991	1,760	0.9

Trading portfolio liabilities

Domestic	1,095	26	2.3	1,068	37	3.5	1,411	55	3.9

Foreign	52,373	2,826	5.4	59,672	3,757	6.3	58,091	3,823	6.6

Cash collateral payables on derivative instruments

Domestic	357			361	0		30	0

Foreign	58,731	281	0.5	69,223	242	0.3	84,747	278	0.3

Financial liabilities designated at fair value

Domestic	1,548	10	0.7	878	3	0.3	934	17	1.8

Foreign	91,920	1,982	2.2	108,405	2,389	2.2	106,690	2,838	2.7

Due to customers

Domestic demand deposits	95,679	132	0.1	85,838	106	0.1	64,872	98	0.2

Domestic savings deposits	82,004	422	0.5	75,802	409	0.5	68,042	521	0.8

Domestic time deposits	6,672	41	0.6	7,977	49	0.6	13,075	451	3.4

Domestic total	184,355	595	0.3	169,617	564	0.3	145,989	1,070	0.7

Foreign[1]	145,772	696	0.5	168,099	756	0.4	220,860	1,971	0.9

Short-term debt

Domestic	1,303	4	0.3	1,140	9	0.8	971	27	2.8

Foreign	57,873	382	0.7	53,454	394	0.7	85,904	1,280	1.5

Long-term debt

Domestic	12,705	126	1.0	13,462	142	1.1	11,152	153	1.4

Foreign	57,830	2,394	4.1	68,267	2,661	3.9	76,961	2,771	3.6

Other interest-bearing liabilities

Domestic				0	0		0	0

Foreign	36,926	116	0.3	37,996	69	0.2	41,139	90	0.2

Total interest-bearing liabilities	915,975	10,772	1.2	979,547	12,276	1.3	1,112,644	16,634	1.5

Interest expense on off-balance sheet securities		371			381			382

Interest expense and average interest-bearing liabilities	915,975	11,143		979,547	12,657		1,112,644	17,016

Non-interest-bearing liabilities

Negative replacement values	402,535			459,987			641,028

Other	34,590			40,418			54,720

Total liabilities	1,353,100			1,479,952			1,808,392

Total equity	53,555			52,060			42,749

Total average liabilities and equity	1,406,655			1,532,012			1,851,141

Net interest income		6,826			6,215			6,446

Net yield on interest-earning assets			0.8			0.6			0.6

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 77% for 2011 (78% for 2010 and 81% for 2009). The percentage of total average interest-bearing liabilities attributable to foreign activities was 74% for 2011 (77% for 2010 and 81% for 2009). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Financial information

Additional disclosure required under SEC regulations

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2011 compared with the year ended 31 December 2010, and for the year ended 31 December 2010 compared with the year ended 31 December 2009. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and nonperforming loans.

	2011 compared with 2010			2010 compared with 2009
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest income from interest-earning assets

Due from banks

Domestic	2	7	9	(6)	(37)	(43)

Foreign	13	69	82	(31)	(169)	(200)

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	(3)	10	7	4	(26)	(22)

Foreign	(59)	323	264	(509)	(655)	(1,164)

Trading portfolio assets

Domestic	(21)	89	68	67	(64)	3

Foreign taxable	(609)	3	(606)	(1,514)	368	(1,146)

Foreign non-taxable	(5)	(6)	(11)	0	8	8

Foreign total	(614)	(3)	(617)	(1,514)	376	(1,138)

Cash collateral receivables on derivative instruments

Domestic	0	0	0	0	0	0

Foreign	(68)	86	18	(78)	102	24

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	(25)	11	(14)	(69)	15	(54)

Loans

Domestic	80	(397)	(317)	(17)	(738)	(755)

Foreign	(211)	36	(175)	(630)	(994)	(1,624)

Financial investments available-for-sale

Domestic	19	(33)	(14)	15	(18)	(3)

Foreign taxable	(104)	176	72	233	163	396

Foreign non-taxable	0	0	0	0	0	0

Foreign total	(104)	176	72	233	163	396

Other interest-bearing assets

Domestic	0	0	0	0	0	0

Foreign	(103)	120	17	55	(88)	(33)

Interest income

Domestic	77	(325)	(248)	63	(883)	(820)

Foreign	(1,171)	818	(353)	(2,543)	(1,250)	(3,793)

Total interest income from interest-earning assets	(1,094)	493	(601)	(2,480)	(2,133)	(4,613)

Net interest on swaps			(311)			31

Interest income on off-balance sheet securities			9			(7)

Total interest income			(903)			(4,589)

Financial information

Analysis of changes in interest income and expense (continued)

	2011 compared with 2010			2010 compared with 2009
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	(34)	40	6	(41)	75	34

Foreign	(1)	(5)	(6)	(167)	21	(146)

Cash collateral on securities lent and repurchase agreements

Domestic	(3)	7	4	2	(31)	(29)

Foreign	(38)	114	76	(179)	(688)	(867)

Trading portfolio liabilities

Domestic	1	(12)	(11)	(13)	(5)	(18)

Foreign	(460)	(471)	(931)	104	(170)	(66)

Cash collateral payables on derivative instruments

Domestic	0	0	0	0	0	0

Foreign	(31)	70	39	(47)	11	(36)

Financial liabilities designated at fair value

Domestic	2	5	7	(1)	(13)	(14)

Foreign	(363)	(44)	(407)	46	(495)	(449)

Due to customers

Domestic demand deposits	10	16	26	42	(34)	8

Domestic savings deposits	31	(18)	13	62	(174)	(112)

Domestic time deposits	(8)	0	(8)	(173)	(229)	(402)

Domestic total	33	(2)	31	(69)	(437)	(506)

Foreign	(89)	29	(60)	(475)	(740)	(1,215)

Short-term debt

Domestic	1	(6)	(5)	5	(23)	(18)

Foreign	31	(43)	(12)	(487)	(399)	(886)

Long-term debt

Domestic	(8)	(8)	(16)	32	(43)	(11)

Foreign	(407)	140	(267)	(313)	203	(110)

Other interest-bearing liabilities

Domestic	0	0	0	0	0	0

Foreign	(2)	49	47	(6)	(15)	(21)

Interest expense

Domestic	(8)	25	17	(85)	(477)	(562)

Foreign	(1,360)	(161)	(1,521)	(1,524)	(2,272)	(3,796)

Total interest-bearing liabilities	(1,368)	(136)	(1,504)	(1,609)	(2,749)	(4,358)

Interest expense on off-balance sheet securities			(10)			(1)

Total interest expense			(1,514)			(4,359)

Financial information

Additional disclosure required under SEC regulations

Deposits

The following table analyzes average deposits and average rates on each deposit category listed below for the year ended 31 December 2011, 2010 and 2009. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 66,540 million, CHF 63,953 million and CHF 54,957 million at 31 December 2011, 31 December 2010 and 31 December 2009, respectively.

	31.12.11		31.12.10		31.12.09
CHF million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks

Domestic offices

Demand deposits	1,402	0.0	1,315	0.0	1,154	0.1

Time deposits	2,063	2.8	1,722	2.1	2,266	0.9

Total domestic offices	3,465	1.6	3,037	1.2	3,420	0.6

Foreign offices

Interest-bearing deposits[1]	17,623	1.0	14,280	1.0	16,194	0.7

Total due to banks[2]	21,088	1.1	17,317	1.0	19,614	0.7

Customer accounts

Domestic offices

Demand deposits	95,679	0.1	85,838	0.1	64,872	0.2

Savings deposits	82,004	0.5	75,802	0.5	68,042	0.8

Time deposits	6,672	0.6	7,977	0.6	13,075	3.4

Total domestic offices	184,355	0.3	169,617	0.3	145,989	0.7

Foreign offices

Demand deposits	34,414	0.1	35,588	0.2	29,725	0.8

Time and savings deposits[1]	111,358	0.6	132,511	0.5	191,135	0.9

Total foreign offices	145,772	0.5	168,099	0.4	220,860	0.9

Total due to customers	330,127	0.4	337,716	0.4	366,849	0.8

1 Mainly time deposits.  2 Due to banks is considered to represent short-term borrowings to the extent these liabilities exceed Due from banks. The remainder of Due to banks is considered to represent deposits for the purpose of this disclosure.

At 31 December 2011, the maturity of time deposits was as follows:

CHF million	Domestic	Foreign
Within 3 months	6,479	80,330

3 to 6 months	1,066	5,870

6 to 12 months	437	2,971

1 to 5 years	285	972

Over 5 years	103	96

Total time deposits	8,370	90,239

Financial information

Short-term borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2011, 2010 and 2009.

	Short-term debt			Due to banks[1]			Repurchase agreements[2]
CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09	31.12.11	31.12.10	31.12.09
Period-end balance	71,377	56,039	51,579	6,966	24,332	15,086	152,121	150,024	136,811

Average balance	59,175	54,594	86,875	14,834	22,401	50,838	170,442	178,458	195,613

Maximum month-end balance	71,377	64,941	125,812	20,080	37,886	70,985	194,684	207,828	272,443

Average interest rate during the period (%)	0.7	0.7	1.5	1.0	0.9	0.7	0.4	0.4	0.7

Average interest rate at period-end (%)	0.7	0.7	0.9	1.0	1.0	0.6	0.3	0.4	0.3

1  Presented net of Due from banks to reflect short-term borrowings. The difference between the gross Due to banks amount and the amount disclosed here is presented as deposits from banks on the preceding page.  2  Repurchase agreements are presented on a gross basis, and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.

Contractual maturities of investments in debt instruments available-for-sale1,2

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2011

Swiss national government and agencies	226	0.21	130	0.88			1	4.00

US Treasury and agencies	10,082	0.24	5,891	0.21	1,157	0.76

Foreign governments and official institutions	18,751	0.42	2,338	0.83	2	3.04	24	6.76

Corporate debt securities	3,267	0.73	1,592	1.47	6	10.87	7	10.54

Mortgage-backed securities					1	4.47	8,540	2.42

Other debt instruments

Total fair value[3]	32,326		9,951		1,166		8,573

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2010

Swiss national government and agencies	3,048	0.54	95	1.34			1	4.00

US Treasury and agencies	18,500	0.41	6,687	1.11	8,792	1.62

Foreign governments and official institutions	20,916	0.55	843	0.78	4,552	3.28	28	5.20

Corporate debt securities[4]	5,119	1.02	652	0.81	1	5.38	4	15.84

Mortgage-backed securities			3	4.83	1	13.09	4,089	3.04

Other debt instruments	51	14.52	3	14.52

Total fair value	47,633		8,284		13,345		4,122

	Within 1 year		Over 1 up to 5 years		Over 5 up to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2009

Swiss national government and agencies	623	0.47	16	2.27	6	1.11	1	4.00

US Treasury and agencies	41,451	0.16	5,044	0.02

Foreign governments and official institutions	28,861	0.30	96	2.75	25	1.88	18	3.66

Corporate debt securities[4]	1,139	0.11	1,808	0.10	0	21.80	3	21.80

Mortgage-backed securities	27	0.00	3	4.87	25	3.75	752	0.43

Other debt instruments	98	2.80	3	1.21

Total fair value	72,199		6,970		56		774

1  Debt instruments without fixed maturities are not disclosed in this table.  2 Average yields are calculated on an amortized cost basis.  3 Includes CHF 25,677 million of investments in debt instruments issued by US government and government agencies and CHF 8,854 million of investments in debt instruments issued by Japanese government and government agencies as of 31 December 2011.  4 Absolute Return Bonds (ARBs) had been purchased below par and therefore generated a yield of 15.8% in 2010 (21.8% in 2009).

Financial information

Additional disclosure required under SEC regulations

Due from banks and loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 161.7 billion (55.6% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to Banks and Financial institutions amounted to CHF 66.3 billion (22.8% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding Banks and Financial institutions, the largest industry sector exposure as of December 2011 is CHF 14.3 billion (4.9%

of the total) to Services. For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2011, 2010, 2009, 2008 and 2007. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and Swiss National Bank. Loans designated at fair value and loans held in the trading portfolio are excluded from the tables below.

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Domestic

Banks[1]	566	1,130	609	1,056	735

Construction	1,292	1,356	1,381	1,554	1,594

Financial institutions	4,257	3,735	4,370	5,984	5,322

Hotels and restaurants	1,831	1,803	1,882	1,811	1,824

Manufacturing	3,252	3,192	3,374	3,739	3,768

Private households	120,671	119,796	119,432	119,285	121,536

Public authorities	2,992	4,908	3,785	4,042	4,734

Real estate and rentals	13,169	12,252	11,745	11,921	11,489

Retail and wholesale	4,433	4,101	4,288	4,781	4,647

Services	5,770	5,718	5,702	5,935	5,875

Other[2]	3,131	3,117	3,423	3,523	3,712

Total domestic	161,364	161,108	159,991	163,632	165,235
Foreign

Banks[1]	22,669	16,028	16,227	16,659	25,269

Chemicals	392	351	2,358	2,765	635

Construction	750	952	741	566	848

Electricity, gas and water supply	746	525	653	1,064	789

Financial institutions	38,802	41,307	43,345	60,198	36,389

Manufacturing	1,955	2,010	2,547	4,126	3,743

Mining	1,979	2,463	2,217	2,859	3,412

Private households	41,045	31,361	33,166	33,216	42,219

Public authorities	5,459	9,858	10,781	8,075	2,739

Real estate and rentals	2,158	1,420	1,110	3,821	4,595

Retail and wholesale	2,044	1,711	1,438	1,873	1,807

Services	8,529	9,534	8,180	9,530	8,502

Transport, storage and communication	2,068	1,652	2,474	3,115	1,345

Other[3]	703	841	734	577	970

Total foreign	129,300	120,014	125,969	148,444	133,263

Total gross	290,664	281,121	285,960	312,076	298,498

1  Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007.  2 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  3 Includes food and beverages, hotels and restaurants.

Financial information

Due from banks and loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2011, 2010, 2009, 2008 and 2007. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Mortgages

Domestic	138,204	136,687	136,029	134,700	135,341

Foreign	8,818	6,174	4,972	8,381	8,152

Total gross mortgages	147,022	142,861	141,001	143,081	143,493

Mortgages

Residential	125,775	122,499	121,031	121,811	122,435

Commercial	21,247	20,362	19,970	21,270	21,058

Total gross mortgages	147,022	142,861	141,001	143,081	143,493

Due from banks and loan maturities (gross)

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic

Banks	520	27	19	566

Mortgages	56,619	56,473	25,112	138,204

Other loans	17,474	3,890	1,230	22,594

Total domestic	74,613	60,390	26,361	161,364

Foreign

Banks	21,894	716	59	22,669

Mortgages	6,214	1,598	1,006	8,818

Other loans	69,237	16,354	12,222	97,813

Total foreign	97,345	18,668	13,287	129,300

Total gross	171,958	79,058	39,648	290,664

At 31 December 2011, the total amount of Due from banks and Loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total
Fixed-rate loans	71,884	28,232	100,116

Adjustable or floating-rate loans	7,174	11,416	18,590

Total	79,058	39,648	118,706

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

The table below provides an analysis of the Group’s non-performing loans. For further information, see “Credit risk” in the “Risk, treasury and capital management” section of this report.

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07

Non-performing loans:

Domestic	1,199	1,164	1,462	1,431	1,349

Foreign	329	563	3,940	3,272	132

Total non-performing loans	1,529	1,727	5,402	4,703	1,481

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07

Gross interest income that would have been recorded on non-performing loans:

Domestic	10	11	13	16	39

Foreign	9	35	89	7	6

Interest income included in Net profit for non-performing loans:

Domestic	29	35	41	32	40

Foreign	6	19	30	6	2

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Refer to the “Credit risk” section of this report for more information. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2011, 2010, 2009, 2008 or 2007.

In addition to the non-performing loans shown above, the Group has CHF 626 million, CHF 2,466 million, CHF 1,463 million, CHF 4,442 million and CHF 911 million in “other impaired loans” for the years ended 31 December 2011, 2010, 2009, 2008 and 2007, respectively.

Other impaired loans are loans where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. For the years ended 31 December 2011, 2010, 2009, 2008 and 2007, they are loans not considered “non-performing” in accordance with Swiss regulatory guidelines. As of 31 December 2011, 31 December 2010, 31 December 2009, 31 December 2008 and 31 December 2007, specific allowances of CHF 308 million, CHF 536 million, CHF 410 million, CHF 941 million and CHF 124 million, respectively, had been established against these loans.

Financial information

Cross-border outstandings

Cross-border outstandings consist of balances with central banks and other financial institutions, loans, reverse repurchase agreements and cash collateral on securities borrowed with counterparties domiciled outside Switzerland. Guarantees and commitments are provided separately in the table below.

Effective 2011, UBS has revised its basis for the disclosure of cross-border outstandings. Cross-border outstandings presented below generally reflect our gross exposure. Previously, our disclosures were based on UBS’s internal risk view, which considered the riskreducing effect of collateral and other credit enhancements. In previous years, cross-border outstandings also included exposures in relation to overthe-counter (OTC) derivatives and exchange-traded (ETD) derivatives, which were represented as a credit equivalent based on UBS’s internal risk measures, as well as exposures related to debt securities. UBS revised these disclosures in order to better align with the financial statement presentation. Prior periods have been restated to reflect the new basis for disclosure.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets at 31 December 2011, 2010 and 2009. As of 31 December 2011, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis by the risk control organization, based on an internal framework. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information on the country framework within risk control, refer to the “Credit risk” section of this report.

	31.12.11
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
United States	114,952	107,132	10,000	232,084	16.4	46,285

United Kingdom	13,679	37,945	6,116	57,740	4.1	13,487

Japan	3,799	13,566	3,020	20,385	1.4	7,090

France	5,220	12,830	72	18,122	1.3	8,034

	31.12.10
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[2]
United States	58,151	88,297	11,879	158,326	12.0	40,606

United Kingdom	20,850	36,044	3,635	60,529	4.6	4,010

Japan	4,284	3,467	9,299	17,049	1.3	94

France	3,907	8,245	71	12,223	0.9	2,140

Canada	9,283	2,049	0	11,332	0.9	1,336

Germany	4,427	5,883	195	10,506	0.8	2,463

	31.12.09
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[2]
United States	41,295	100,098	16,978	158,370	11.8	38,140

United Kingdom	16,622	37,363	1,931	55,917	4.2	5,088

Germany	3,997	5,542	5,120	14,660	1.1	4,045

France	9,834	4,170	226	14,230	1.1	2,659

1  Includes forward starting transactions (reverse repurchase agreements and securities borrowing agreements).  2 Excludes forward starting transactions.

Financial information

Additional disclosure required under SEC regulations

Summary of movements in allowances and provisions for credit losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underlying assets and/or in the case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Balance at beginning of year	1,287	2,820	3,070	1,164	1,332

Domestic

Write-offs

Construction	(8)	(8)	(15)	(6)	(9)

Financial institutions	(17)	(47)	(2)	(37)	(9)

Hotels and restaurants	0	(1)	(2)	(3)	(8)

Manufacturing	(31)	(28)	(21)	(24)	(14)

Private households	(59)	(66)	(61)	(112)	(69)

Public authorities	0	0	0	0	(1)

Real estate and rentals	(3)	(2)	(19)	(10)	(26)

Retail and wholesale	(37)	(117)	(41)	(4)	(62)

Services	(21)	(49)	(3)	(7)	(17)

Other[1]	(6)	(16)	(12)	(8)	(54)

Total gross domestic write-offs	(183)	(332)	(177)	(210)	(268)

Foreign

Write-offs

Banks	(8)	(2)	(8)	(134)	(1)

Chemicals	0	(846)	(111)	(1)	0

Construction	0	0	(10)	0	0

Financial institutions	(39)	(267)	(685)	(501)	(15)

Manufacturing	0	(22)	(138)	(6)	(21)

Mining	0	0	(5)	0	0

Private households	(72)	(21)	(40)	(4)	(14)

Public authorities	(175)	(1)	(20)	(2)	(2)

Real estate and rentals	(7)	(1)	(196)	(1)	0

Retail and wholesale	0	(1)	(122)	0	0

Services	(1)	(9)	(413)	0	0

Transport, storage and communication	0	(3)	(37)	(6)	0

Other[2]	0	0	(80)	(1)	0

Total gross foreign write-offs	(303)	(1,173)	(1,865)	(658)	(53)

Total usage of provisions	(14)	0	(5)	0	0

Total write-offs / usage of provisions	(501)	(1,505)	(2,046)	(868)	(321)

Recoveries

Domestic	50	38	44	43	52

Foreign	1	41	8	1	3

Total recoveries	51	79	52	44	55

Total net write-offs / usage of provisions	(450)	(1,427)	(1,994)	(824)	(266)

Increase / (decrease) in specific allowances and provisions recognized in the income statement	0	67	1,806	3,007	242

Increase / (decrease) in collective loan loss allowances recognized in the income statement	84	(2)	26	(11)	(4)

Foreign currency transaction	17	(173)	(37)	(43)	(9)

Other adjustments recognized in the income statement	0	0	(51)[3]	(223)[3]	(131)

Balance at end of year[4]	938	1,287	2,820	3,070	1,164

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  2 Includes food and beverages, hotels and restaurants.  3 In 2009, the other adjustment was due to the sale of UBS Pactual. In 2008, a loan was forgiven in exchange for the collateral.  4 Included allowances for cash collateral on securities borrowed.

Financial information

Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2011, 2010, 2009, 2008 and 2007.

For a description of procedures with respect to allowances and provisions for credit losses, refer to the “Risk management and control” section of this report.

CHF million	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Domestic

Banks	1	1	1	16	10

Construction	15	23	27	39	43

Financial services	19	28	126	18	52

Hotels and restaurants	6	5	6	8	10

Manufacturing	65	93	104	84	98

Private households	77	91	119	125	190

Public authorities	0	0	1	1	1

Real estate and rentals	14	19	21	50	57

Retail and wholesale	131	165	221	262	247

Services	24	45	99	79	87

Other[1]	28	27	43	47	53

Total domestic specific allowances	379	497	768	729	848

Foreign

Banks[2]	16	23	31	6	35

Chemicals	8	8	1,037	960	1

Construction	6	2	1	8	1

Electricity, gas and water supply	1	0	0	2	3

Financial services	96	190	414	530	96

Manufacturing	23	15	83	25	13

Mining	0	0	0	4	0

Private households	60	139	171	226	13

Public authorities	33	171	18	19	20

Real estate and rentals	10	15	36	208	8

Retail and wholesale	15	8	17	81	4

Services	28	12	100	205	7

Transport, storage and communication	39	29	7	1	1

Other[3]	0	0	0	12	17

Total foreign specific allowances	335	613	1,913	2,287	219

Collective loan loss allowances	131	47	49	23	34

Provisions for loan commitments and guarantees	93	130	90	31	63

Total allowances and provisions for credit losses[4]	938	1,287	2,820	3,070	1,164

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply  2 Counterparty allowances only.  3 Includes food and beverages, hotels and restaurants.  4 Includes allowances for cash collateral on securities borrowed.

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

In %	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Domestic

Banks[1]	0.2	0.4	0.2	0.3	0.2

Construction	0.4	0.5	0.5	0.5	0.5

Financial services	1.5	1.3	1.5	1.9	1.8

Hotels and restaurants	0.6	0.6	0.7	0.6	0.6

Manufacturing	1.1	1.1	1.2	1.2	1.3

Private households	41.5	42.6	41.8	38.2	40.7

Public authorities	1.0	1.7	1.3	1.3	1.6

Real estate and rentals	4.5	4.4	4.1	3.8	3.8

Retail and wholesale	1.5	1.5	1.5	1.5	1.6

Services	2.0	2.0	2.0	1.9	2.0

Other[2]	1.1	1.1	1.2	1.1	1.2

Total domestic	55.5	57.3	55.9	52.4	55.4

Foreign

Banks[1]	7.8	5.7	5.7	5.3	8.5

Chemicals	0.1	0.1	0.8	0.9	0.2

Construction	0.3	0.3	0.3	0.2	0.3

Electricity, gas and water supply	0.3	0.2	0.2	0.3	0.3

Financial services	13.3	14.7	15.2	19.3	12.2

Manufacturing	0.7	0.7	0.9	1.3	1.3

Mining	0.7	0.9	0.8	0.9	1.1

Private households	14.1	11.2	11.6	10.6	14.1

Public authorities	1.9	3.5	3.8	2.6	0.9

Real estate and rentals	0.7	0.5	0.4	1.2	1.5

Retail and wholesale	0.7	0.6	0.5	0.6	0.6

Services	2.9	3.4	2.9	3.1	2.8

Transport, storage and communication	0.7	0.6	0.9	1.0	0.5

Other[3]	0.2	0.3	0.3	0.2	0.3

Total foreign	44.5	42.7	44.1	47.6	44.6

Total gross	100.0	100.0	100.0	100.0	100.0

1  Includes Due from banks and Loans from industrial holdings of CHF 27 million at 31 December 2007.  2 Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  3 Includes food and beverages, hotels and restaurants.

Financial information

Loss history statistics

CHF million, except where indicated	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Due from banks and loans (gross)	290,664	281,121	285,960	312,076	298,498

Impaired loans	2,155	4,193	6,865	9,145	2,392

Non-performing loans	1,529	1,727	5,402	4,703	1,481

Allowances and provisions for credit losses1, [2]	938	1,287	2,820	3,070	1,164

of which: allowances for due from banks and loans[1]	842	1,111	2,680	2,927	1,031

Net write-offs[3]	449	1,427	1,994	824	266

of which: net write-offs for due from banks and loans	413	1,428	1,882	212	266

Credit loss (expense)/recovery[4]	(84)	(66)	(1,832)	(2,996)	(238)

of which: credit loss (expense)/recovery for due from banks and loans	(126)	(24)	(1,776)	(2,329)	(172)

Ratios

Impaired loans as a percentage of due from banks and loans (gross)	0.7	1.5	2.4	2.9	0.8

Non-performing loans as a percentage of due from banks and loans (gross)	0.5	0.6	1.9	1.5	0.5

Allowances as a percentage of due from banks and loans (gross)	0.3	0.4	0.9	0.9	0.3

Net write-offs as a percentage of average due from banks and loans (gross) outstanding during the period	0.1	0.5	0.6	0.1	0.1

1  Includes collective loan loss allowances.  2 Includes provisions for loan commitments and allowances for securities borrowing transactions.  3 Includes net write-offs for loan commitments and securities borrowing transactions.  4 Includes credit loss (expense) / recovery for loan commitments and securities borrowing transactions.

UBS registered shares

UBS share price chart vs Dow Jones Banks Titans 30 Index

UBS shares and market capitalization

	As of			% change from
	31.12.11	31.12.10	31.12.09	31.12.10
Share price (CHF)	11.18	15.35	16.05	(27)

Market capitalization (CHF million)[1]	42,843	58,803	57,108	(27)

1  Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares issued as of 31 December 2009 do not reflect the 272.7 million UBS shares issued through the conversion of mandatory convertible notes placed with two investors in March 2008 and converted in March 2010. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of global registered shares. A global registered share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

è	Refer to the “Capital structure” section of this report for more information on our shares, including par value, type and rights of security

Over the course of 2011, UBS shares declined 27% on the SIX and 28% in US dollar terms on the NYSE. The global banking sector as measured by the Dow Jones Banks Titans 30 Index declined 24% in Swiss franc terms and 25% in US dollar terms.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX	UBSN VX	UBSN.VX

NYSE	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2489 948

Cusip		CINS H89231 33 8

Annual Report 2011

Information sources

Reporting publications

Annual publications

Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (non-independent and independent). It is published in English and German.

Quarterly publications:

Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports:

The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: press releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

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

Form 20-F and other submissions to the US Securities and Exchange Commission:

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit http://www.ubs.com/investors for more information.

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

UBS AG shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Contacts
Switchboards	Media Relations	Shareholder Services
For all general queries.	UBS’s Media Relations team supports global media	UBS’s Shareholder Services team, a unit of the
Zurich +41-44-234 1111	and journalists from offices in Zurich, London,	Company Secretary office, is responsible for
London +44-20-7568 0000	New York and Hong Kong.	the registration of the global registered shares.
New York +1-212-821 3000	www.ubs.com/media	UBS AG, Shareholder Services
Hong Kong +852-2971 8888	Zurich +41-44-234 8500	P.O. Box, CH-8098 Zurich, Switzerland
www.ubs.com/contact	mediarelations@ubs.com	sh-shareholder-services@ubs.com
	London +44-20-7567 4714	Hotline +41-44-235 6202
Investor Relations	ubs-media-relations@ubs.com	Fax +41-44-235 3154
UBS’s Investor Relations team supports institu-	New York +1-212-882 5857
tional, professional and retail investors from our	mediarelations-ny@ubs.com	US Transfer Agent
offices in Zurich and New York.	Hong Kong +852-2971 8200	For all global registered share-related queries
UBS AG, Investor Relations	sh-mediarelations-ap@ubs.com	in the US.
P.O. Box, CH-8098 Zurich, Switzerland		Computershare
sh-investorrelations@ubs.com	Office of the Company Secretary	480 Washington Boulevard
www.ubs.com/investors	The Company Secretary receives queries on	Jersey City, NJ 07310-1900, USA
Hotline +41-44-234 4100	compensation and related issues addressed to	sh-relations@melloninvestor.com
New York +1-212-882 5734	members of the Board of Directors.	www.bnymellon.com/shareowner/equityaccess
Fax (Zurich) +41-44-234 3415	UBS AG, Office of the Company Secretary	Calls from the US +866-541 9689
	P.O. Box, CH-8098 Zurich, Switzerland	Calls outside the US +1-201-680 6578
	sh-company-secretary@ubs.com	Fax +1-201-680 4675
Hotline +41-44-234 3628
Fax +41-44-234 6603

Corporate calendar	Imprint
Publication of first quarter 2012 results Wednesday, 2 May 2012	Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Languages: English / German | SAP-No. 80531E
Annual General Meeting Thursday, 3 May 2012	© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
Publication of second quarter 2012 results
Tuesday, 31 July 2012
Publication of third quarter 2012 results
Tuesday, 30 October 2012

Annual Report 2011

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to reduce its Basel III risk-weighted assets in order to comply with future Swiss capital requirements without materially adversely affecting its profitability; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis of 2007–2009; (8) the effects on UBS’s cross-border banking business of international tax treaties recently negotiated by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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