Form 20-F
period 2012-12-31
UBS AG
filed 2013-03-14
CIK 1114446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

31 December 2012:

Ordinary shares, par value CHF 0.10 per share: 3,835,250,233 ordinary shares

(including 87,879,601 treasury shares)

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

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐            No  ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg CMCI Total Return ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca

$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca

$100,000,000 E-TRACS UBS S&P 500 Gold Hedged Index ETN due January 2040	NYSE Arca

$100,000,000 E-TRACS Dow Jones-UBS Commodity Index Total Return ETN due October 2039	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	NYSE Arca

$100,000,000 1xMonthly Short E-TRACS Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040	NYSE Arca

$100,000,000 2xMonthly Leveraged Long E-TRACS Linked to the Alerian MLP Infrastructure Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Alerian Natural Gas MLP Index due July 9, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo® MLP Index due October 29, 2040	NYSE Arca

$100,000,000 E-TRACS Daily Long-Short VIX ETN due November 30, 2040	NYSE Arca

$100,000,000 E-TRACS Linked to the Wells Fargo Business Development Company Index due April 26, 2041	NYSE Arca

$100,000,000 2×Leveraged Long E-TRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041	NYSE Arca

$100,000,000 E-TRACS Oil Futures Contango ETN due June 14, 2041	NYSE Arca

$100,000,000 E-TRACS Natural Gas Futures Contango ETN due June 14, 2041	NYSE Arca

$100,000,000 E-TRACS Next Generation Internet ETN due July 19, 2041	NYSE Arca

$100,000,000 Monthly 2xLeveraged E-TRACS Next Generation Internet ETN due July 19, 2041	NYSE Arca

$100,000,000 E-TRACS ISE Solid State Drive Index ETN due September 13, 2041	NYSE Arca

$100,000,000 E-TRACS Monthly 2xLeveraged ISE Solid State Drive Index ETN due September 13, 2041	NYSE Arca

$100,000,000 E-TRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN due October 4, 2041	NYSE Arca

$100,000,000 E-TRACS Fisher-Gartman Risk On ETN due November 27, 2041	NYSE Arca

$100,000,000 E-TRACS Fisher-Gartman Risk Off ETN due November 27, 2041	NYSE Arca

$100,000,000 ETRACS DJ-UBS Commodity Index 2-4-6 Blended Futures ETN due April 30, 2042	NYSE Arca

$100,000,000 ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN due March 19, 2042	NYSE Arca

$100,000,000 ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN due May 22, 2042	NYSE Arca

$100,000,000 ETRACS Monthly Pay 2xLeveraged S&P Dividend ETN due May 22, 2042	NYSE Arca

$100,000,000 FI Enhanced Big Cap Growth ETN due June 13, 2022	NYSE Arca

$100,000,000 ETRACS Alerian MLP Index ETN due July 18, 2042	NYSE Arca

$100,000,000 ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042	NYSE Arca

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in executing its announced strategic plans and related organizational changes, in particular its plans to transform its Investment Bank, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5), changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (6) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including those that may arise from the ongoing investigations relating to the setting of LIBOR and other benchmark rates, from market events and losses incurred by clients and counterparties during the financial crisis of 2007 to 2009, and from Swiss retrocessions; (7) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including compensation practices; (9) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (13) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not required because this Form 20-F is filed as an annual report.

Item 2.	Offer Statistics and Expected Timetable.

Not required because this Form 20-F is filed as an annual report.

Item 3.	Key Information

A – Selected Financial Data.

Please see Selected Financial Data on pages 488 to 491 and Statement of changes in equity on pages 326 to 327 of the Annual Report 2012 of UBS AG (the “Annual Report”) which is annexed hereto and forms an integral part hereof.

The exchange rate for the Swiss franc as reported by the Federal Reserve System (H.10 Weekly) on 8 March 2013 was CHF 0.9535 per USD 1. See page 488 of the Annual Report for additional exchange rate information.

Ratio of Earnings to Fixed Charges.

Please see page 491 of the Annual Report and Exhibit 7 to this Form 20-F.

B – Capitalization and Indebtedness.

Not required because this Form 20-F is filed as an annual report.

C – Reasons for the Offer and Use of Proceeds.

Not required because this Form 20-F is filed as an annual report.

D – Risk Factors.

Please see pages 55 to 64 of the Annual Report.

Item 4.	Information on the Company.

A – History and Development of the Company

1 – 3        Please see Corporate information on page 7 of the Annual Report.

4              Please see The making of UBS on pages 14 to 16 and Our strategy on pages 24 to 31 of the Annual Report.

5 – 7        Not applicable.

B – Business Overview.

1,2,5,7                Please refer to pages 8 to 9 and 35 to 51 of the Annual Report. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Note 2a to the consolidated financial statements (the “Financial Statements”), Segment reporting, on pages 352 to 355, and Note 2b to the Financial Statements, Segment reporting by geographic location, on page 356 of the Annual Report.

3 Please refer to Seasonal characteristics on page 34 of the Annual Report.

4 Not applicable.

6 None.

8 Please see Regulatory developments and Regulation and supervision on pages 21 to 23 and 52 to 54, respectively, of the Annual Report.

Disclosure Pursuant To Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by this annual report:

UBS AG has a Group Sanctions Policy which was implemented in 2006 that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS continues to maintain one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals blocked or otherwise restricted under US or Swiss law. In 2012, the gross/net revenues for this UN related account were approximately USD 26,241 which was generated by fees charged to the account; the net profit was approximately USD 14,975 after deductions were taken for UBS internal costs for maintaining the account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established and consistent with its Group Sanctions Policy.

There are also certain outstanding trade finance arrangements that had been issued on behalf of Swiss client exporters in favor of their Iranian counterparties which involve four Iranian WMD designated banks. At the time these trade finance arrangements were initiated in or about 2000, none of the Iran banks involved were WMD-designated. In February 2012, due to increasing risks involving Iran, UBS ceased accepting payments on these outstanding export trade finance arrangements. Default on such arrangements is subject to insurance by a Swiss government agency with which UBS is cooperating closely. There was no financial activity conducted in connection with these trade finance arrangements in 2012. The total exposure as a result of these outstanding arrangements is approximately USD 33,185,000 and the risk to UBS, net of Swiss government guarantees, is approximately CHF 1,659,000. There were no gross revenues or net profits for 2012.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank that is currently WMD designated. This account was established as a correspondent banking relationship prior to the U.S. designation. In 2006, when UBS implemented its Group Sanctions Policy, the relationship was closed but the account was maintained due to the existing trade finance arrangements. In or about 2007, following the designation of the bank pursuant to sanctions issued by the U.S., U.N. and Switzerland, the account was blocked under Swiss law and has remained blocked since then. Client assets as of December 2012 were USD 3,470. We intend to terminate these legacy arrangements and relationships in accordance with the nature of these instruments and applicable law. As there have been no transactions involving this account in 2012 other than general account fees, there are no gross profits/net revenues to report for 2012.

In 1993, a non-Iranian individual opened a private banking relationship at a predecessor institution of UBS AG in Switzerland. In 2001, this individual was designated under Executive Order 13224 and remains so today. In 2001, the individual’s accounts at UBS AG were blocked by order of the Swiss authorities. The Swiss authorities lifted the blocking of the individual’s UBS accounts in October 2012. UBS AG does not intend to continue this activity and has been in the process of exiting this client relationship. UBS AG has frozen the client’s remaining account until it can be closed as permitted by applicable law. In 2012, the gross revenues for this client relationship were approximately USD 184,859 and the net profit was approximately USD 141,151. These amounts reflect revenues and profits from transactions in connection with the client’s exit subsequent to the unblocking of his accounts by the Swiss authorities.

C – Organizational Structure.

Please see UBS and its businesses on pages 8 to 9 and Note 34 to the Financial Statements, Significant subsidiaries and associates, on pages 441 to 442 of the Annual Report.

D – Property, Plant and Equipment.

Please see Property, plant and equipment on page 492, Note 16 to the Financial Statements, Property and equipment, on page 368, and Note 26 to the Financial Statements, Operating lease commitments, on page 395, of the Annual Report.

Information Required by Industry Guide 3

Please see Information required by industry guide 3 on pages 493 to 507 of the Annual Report. See also Selected financial data on pages 488 to 491 of the Annual Report for the return on equity attributable to UBS shareholders, return on average equity, return on average assets, dividend payout ratio and ratio of average equity to average assets.

Item 4A.	Unresolved Staff Comments.

There are no unresolved comments received 180 days or more before the end of the 2012 fiscal year.

Item 5.	Operating and Financial Review and Prospects.

A – Operating Results.

Please see Key figures on page 6, Measurement of performance on pages 32 to 34, and UBS results on pages 72 to 93 of the Annual Report. For a discussion of operating results by business division, please refer to pages 94 to 129 of the Annual Report.

For information regarding the impact of foreign currency fluctuations, see Interest rate and currency management on pages 172 to 173 and Our global presence subjects us to risk from currency fluctuations on pages 60 to 61 of the Annual Report. For information regarding governmental policies that could affect operations, see Current market climate and industry drivers on pages 18 to 20 and Regulatory developments on pages 21 to 23 of the Annual Report.

B – Liquidity and Capital Resources.

We believe that our working capital is sufficient for the company’s present requirements. Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For a detailed discussion, please see Liquidity and funding management on pages 165 to 171 and Capital management on pages 174 to 183 of the Annual Report.

For a discussion of UBS’s borrowings and cash flows, please see Balance sheet on pages 84 to 87 and Cash flows on pages 92 to 93 of the Annual Report.

Please see also Interest rate and currency management on pages 172 to 173 of the Annual Report, Note 20 to the Financial Statements, Financial liabilities designated at fair value, on pages 372 to 373 and Note 21 to the Financial Statements, Debt issued held at amortized cost, on pages 373 to 374 of the Annual Report.

C – Research and Development, Patents and Licenses, etc.

Not applicable.

D – Trend Information.

Please see Current market climate and industry drivers on pages 18 to 20 of the Annual Report.

E – Off-balance Sheet Arrangements.

Please see Off-balance sheet arrangements on pages 88 to 91 of the Annual Report and Note 25 to the Financial Statements, Derivative instruments and hedge accounting, on pages 387 to 394 and Note 26 to the Financial Statements, Operating lease commitments, on page 395 of the Annual Report.

F – Tabular Disclosure of Contractual Obligations.

Please see Contractual obligations on page 91 of the Annual Report.

Item 6.	Directors, Senior Management and Employees.

A – Directors and Senior Management.

1,2,3 Please see page 5, pages 230 to 234 and pages 239 to 242 of the Annual Report.

4, 5 None.

B – Compensation.

1 Please see pages 300 to 312 of the Annual Report and also Note 31 to the Financial Statements, Equity participation and other compensation plans, on pages 428 to 437 and Note 32 to the Financial Statements, Related parties, on pages 438 to 440 of the Annual Report.

2 Please see Note 30 to the Financial Statements, Pension and other post-employment benefit plans, on pages 416 to 427 of the Annual Report.

C – Board practices.

1 Please see pages 230 to 246 of the Annual Report.

2 Please see pages 306 to 312 of the Annual Report and Note 32 to the Financial Statements, Related parties, on pages 438 to 440 of the Annual Report.

3 Please see Audit committee and Human Resources and Compensation Committee on pages 235 to 236 of the Annual Report.

D—Employees.

Please see Our employees on pages 263 to 269 of the Annual Report.

E—Share Ownership.

Please see pages 307 to 311 in the Annual Report, Note 31 to the Financial Statements, Equity participation and other compensation plans, on pages 428 to 437 of the Annual Report and “Equity holdings” in Note 32 to the Financial Statements, Related parties, on page 438 of the Annual Report.

Item 7.	Major Shareholders and Related Party Transactions.

A—Major Shareholders.

Please see Group structure and shareholders on pages 223 to 224 of the Annual Report. The number of shares held by the respective shareholders listed in the “Shareholders registered in the UBS share register with 3% or more of shares issued” table on page 223 is as follows:

Shareholder	Number of shares held

Chase Nominees Ltd., London	457,784,081
Government of Singapore Investment Corporation, Singapore	245,517,417
DTC (Cede & Co.), New York	202,368,918
Nortrust Nominees Ltd., London	147,144,758

Please see Transferability, voting rights and nominee registration on page 227 of the Annual Report for information about certain restrictions on the rights of the listed shareholders.

At December 31, 2012, the portion of UBS ordinary shares held in the United States was 436,853,595 by 9,228 record holders.

B—Related Party Transactions.

Please see Loans on page 303 of the Annual Report, Note 32 to the Financial Statements, Related parties, on pages 438 to 440 of the Annual Report and Loans granted to BoD members on 31 December 2011/2012 and Loans granted to GEB members on 31 December 2011/2012 on page 312 of the Annual Report.

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

A—Consolidated Statements and Other Financial Information.

1, 2, 3, 4, 5, 6 Please see Item 18 of this Form 20-F.

7 Information on material legal and regulatory proceedings is in Note 23 to the Financial Statements, Provisions and contingent liabilities, on pages 375 to 384 of the Annual Report. For developments during the year, please see also the note Provisions and contingent liabilities in the Financial Information section in each of our quarterly reports: First Quarter 2012 Report, filed on Form 6-K dated May 2, 2012 (Note 16); Second Quarter 2012 Report, filed on Form 6-K dated July 31, 2012 (Note 16); Third Quarter 2012 Report, filed on Form 6-K dated October 30, 2012 (Note 17); and Fourth Quarter 2012 Report, filed on Form 6-K dated February 5, 2013 (Note 16). The Notes in each such Quarterly Report speak only as of their respective dates.

8 Please refer to Distributions to shareholders on page 182 of the Annual Report for a description of UBS’s dividend policy.

B—Significant Changes.

Please see Note 1 to the Financial Statements, Summary of significant accounting policies, on pages 331 to 351, Note 2a to the Financial Statements, Segment reporting, on pages 352 to 355, and Note 33 to the Financial Statements, Events after the reporting period, on page 440 of the Annual Report.

Item 9.	The Offer and Listing.

A – Offer and Listing Details.

1,2,3,5,6,7 Not required because this Form 20-F is filed as an annual report.

4         Please see Stock exchange prices on page 183 of the Annual Report.

B—Plan of Distribution.

Not required because this Form 20-F is filed as an annual report.

C—Markets.

UBS’s shares are listed and traded on the SIX Swiss Exchange and the New York Stock Exchange. The symbols are shown on page 509 of the Annual Report.

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

For information regarding the Board of Directors, see Elections and terms of office and Organizational principles and structure on pages 235 to 237 of the Annual Report.

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

Under Swiss corporate law, a resolution passed by at least two thirds of votes represented and an absolute majority of the par value of the shares represented must approve:

•	A change in our stated purpose in the Articles;

•	The creation of shares with privileged voting rights;

•	A restriction on transferability of shares;

•	An increase in authorized or contingent capital or the creation of reserve capital in accordance with Swiss banking law;

•	An increase in capital out of equity against contribution in kind, for the purpose of acquisition and granting of special rights;

•	Changes to pre-emptive rights;

•	A change of domicile of the corporation; or

•	Dissolution of the corporation.

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

Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The BoD may propose to the shareholders that a dividend be paid out. The auditors must confirm that the dividend proposal of the Board conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the BoD.

Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

U.S. holders of shares will receive dividend payments in U.S. dollars, unless they provide notice to our U.S. transfer agent, Computershare, that they wish to receive dividend payments in Swiss francs. The U.S. transfer agent will be responsible for paying the U.S. dollars or Swiss francs to registered holders, and for withholding any required amounts for taxes or other governmental charges. If the U.S. transfer agent determines, after consultation with us, that in its judgment any foreign currency received by it cannot be converted into U.S. dollars or transferred to U.S. holders, it may distribute the foreign currency received by it, or an appropriate document evidencing the right to receive such currency, or in its discretion hold such foreign currency for the accounts of U.S. holders.

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

Disclosure of Principal Shareholders

Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. The corporation must disclose in an attachment to the balance sheet the identity of any shareholders who own in excess of 5% of its shares.

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

Please see Capital structure on pages 225 to 227, Shareholders’ participation rights on pages 228 to 229 and Election and terms of office on page 235 of the Annual Report.

C—Material Contracts.

The Fiscal Agency Agreements related to the loss-absorbing tier 2 notes issued on 22 February 2012 and 17 August 2012 are filed herewith as exhibits. Please see the description of these notes under Basel 2.5 tier 2 capital on pages 176 to 177 of the Annual Report.

The Non-Prosecution Agreement that UBS entered into with the US Department of Justice on December 18, 2012, is filed herewith as an exhibit. Please see the description of this agreement in paragraph 13 of Note 23b to the Financial Statements, Litigation, regulatory and similar matters, on pages 382 to 383 of the Annual Report

D—Exchange Controls.

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

Transfers of UBS Ordinary Shares

The purchase or sale of UBS ordinary shares, whether by Swiss resident or non-resident holders (including U.S. holders), may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the purchase price or sale proceeds if it occurs through or with a bank or other securities dealer as defined in the Swiss Federal Stamp Tax Act in Switzerland or the Principality of Liechtenstein. In addition to the stamp duty, the sale of UBS ordinary shares by or through a member of a recognized stock exchange may be subject to a stock exchange levy.

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

Dividends paid to a noncorporate U.S. holder that constitute qualified dividend income will be taxable to the holder at a maximum rate of 20%, provided that the holder has a holding period in the shares of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.

For U.S. federal income tax purposes, a dividend will include a distribution characterized under Swiss law as a repayment of capital contributions if the distribution is made out of current or accumulated earnings and profits, as described above.

Dividends will generally be income from sources outside the United States for foreign tax credit limitation purposes, and will, depending on the holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the holder. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Please see Market risk on pages 154 to 160 of the Annual Report.

(b) Qualitative Information About Market Risk.

Please see Market risk on pages 154 to 160 of the Annual Report.

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

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures

Please see U.S. Regulatory disclosure requirements on page 248 of the Annual Report. See also Exhibit 12 to this Form 20-F.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Please see Management’s Report on Internal Control over Financial Reporting on pages 317 to 318 of the Annual Report.

(c) Attestation Report of the Registered Public Accounting Form

Please see Report of independent registered public accounting firm on internal control over financial reporting on pages 319 to 320 of the Annual Report.

(d) Changes in Internal Control over Financial Reporting

Please see Remediation of identified control deficiencies on pages 317 to 318 of the Annual Report for a discussion of changes in UBS’s internal control over financial reporting made during 2012.

Item 15T.	Controls and Procedures.

Not applicable.

Item 16A.	Audit Committee Financial Expert.

Please see Audit committee on pages 235 to 236 and Corporate governance on page 222 of the Annual Report.

Item 16B. Code	of Ethics.

There was no substantive amendment to the Code of Business Conduct and Ethics (the “Code”) in 2012, although minor updating changes were made. No waiver from any provision of the Code was granted to any employee in 2012.

The Code is published on our website under http://www.ubs.com/1/e/investors/corporategovernance/business_conduct.html.

Item 16C.  Principal Accountant Fees and Services.

Please see Auditors on pages 245 to 246 of the Annual Report. None of the non-audit services disclosed in the table on page 245 were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C ) of Rule 2-01 of Regulation S-X.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Please see Treasury share activities on page 181 of the Annual Report.

Item 16F.  Changes in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.  Corporate Governance.

Please see Corporate governance on page 222 of the Annual Report.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

Please see the Financial Statements and the Notes to the Financial Statements on pages 314 to 455 of the Annual Report.

Item 19.	Exhibits.

Exhibit number	Description

1.1	Articles of Association of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed May 24, 2012)

1.2	Organization Regulations of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed January 3, 2013)

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Fiscal Agency Agreement dated 22 February 2012 between UBS AG, acting through its Jersey branch, and The Bank of New York Mellon, acting through its London Branch. (Incorporated by reference to Exhibit 4.1 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.2	Fiscal Agency Agreement dated August 17, 2012 between UBS AG, acting through its Stamford Branch, and U.S. Bank, N.A.

4.3	Non-Prosecution Agreement dated 18 December 2012 between UBS AG and the U.S. Department of Justice, Criminal Division, Fraud Section.

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS AG.

Please see Note 34 to the Financial Statements Significant subsidiaries and associates, on pages 441 to 442 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

UBS AG

/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

March 14, 2013

INDEX TO EXHIBITS

Exhibit number	Description

1.1	Articles of Association of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed May 6, 2011)

1.2	Organization Regulations of UBS AG. (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed January 3, 2013)

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Fiscal Agency Agreement dated 22 February 2012 between UBS AG, acting through its Jersey branch, and The Bank of New York Mellon, acting through its London Branch. (Incorporated by reference to Exhibit 4.1 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.2	Fiscal Agency Agreement dated August 17, 2012 between UBS AG, acting through its Stamford Branch, and U.S. Bank, N.A.

4.3	Non-Prosecution Agreement dated 18 December 2012 between UBS AG and the U.S. Department of Justice, Criminal Division, Fraud Section.

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS AG.

Please see Note 34 to the Financial Statements Significant subsidiaries and associates, on pages 441 to 442 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15	Consent of Ernst & Young Ltd.

26

Annual Report 2012

Our performance in 2012

   Contents

2	Letter to shareholders
6	Key figures
8	UBS and its businesses
10	Our Board of Directors
12	Our Group Executive Board
14	The making of UBS

1.	Operating environment and strategy

18	Current market climate and industry drivers
21	Regulatory developments
24	Our strategy
32	Measurement of performance
35	Wealth Management
38	Wealth Management Americas
41	Investment Bank
44	Global Asset Management
48	Retail & Corporate
50	Corporate Center
52	Regulation and supervision
55	Risk factors

2.	Financial and operating performance

66	Critical accounting policies
70	Significant accounting and financial reporting structure changes
72	UBS results
84	Balance sheet
88	Off-balance sheet
92	Cash flows
94	Wealth Management
100	Wealth Management Americas
106	Investment Bank
112	Global Asset Management
119	Retail & Corporate
123	Corporate Center

3.	Risk, treasury and capital management

132	Risk management and control
136	Credit risk
154	Market risk
161	Operational risk
164	Treasury management
165	Liquidity and funding management
172	Interest rate and currency management
174	Capital management
184	Basel 2.5 Pillar 3

4.	Corporate governance, responsibility and compensation

222	Corporate governance
249	Corporate responsibility
263	Our employees
270	Compensation

5.	Financial information

317	Consolidated financial statements
331	Notes to the consolidated financial statements
457	UBS AG (Parent Bank)
487	Additional disclosure required under SEC regulations (including industry guide 3)

Appendix

509	UBS shares
510	Information sources
511	Cautionary statement

Annual Report 2012

Letter to shareholders

Dear shareholders,

2012 was an important milestone in our firm’s history. We celebrated our 150th anniversary and also began executing our strategy to position the bank for sustainable success amidst the ongoing changes in our industry. Our anniversary gave us the opportunity to reflect on our strong heritage together with clients and other stakeholders around the globe, deepening existing relationships and establishing new ones. UBS has a long tradition of adapting successfully to change while maintaining the qualities of excellence and client focus which have always been our hallmarks. 2012 was such a year of adaptation, during which we took decisive action to prepare the bank for the future.

At the end of 2011, we defined a clear strategic direction for our firm designed to address the challenges of an operating and regulatory environment that is fundamentally changing. Our strategy is shaped by the firm’s guiding principles that place our clients’ interests first and demands we aim for excellence in everything we do in order to deliver sustainable performance. We believe our capital strength, enhanced risk controls and efforts to drive operational efficiency are also prerequisites for success in the changed environment.

Our strategy focuses on our pre-eminent wealth management businesses and leading universal bank in Switzerland, complemented by Global Asset Management and the Investment Bank. In 2012, we made excellent progress in further building our industry-leading capital position and exceeded our targets for risk-weighted asset reduction. We continued to implement Group-wide cost reduction and efficiency measures, and strengthened our operational risk controls significantly. In October, from a position of strength, we announced the acceleration of the implementation of our strategy in two crucial areas: significantly reducing the risk, complexity and balance sheet usage associated with our Investment Bank’s activities; and implementing firm-wide programs to enhance operational excellence and efficiency. We are pleased that our actions have been well received by our clients, shareholders and bondholders.

As the world’s leading wealth management firm we consider capital strength to be crucial for future success and, on a Basel III fully applied basis, we believe we are the best-capitalized global bank. Our fully applied Basel III common equity tier 1 ratio¹ increased by 310 basis points to end the year at 9.8%, already very close to our regulator’s minimum 2019 requirement of 10%. On a phase-in basis, our Basel III common equity tier 1 ratio¹ increased 460 basis points to 15.3%. Another notable achievement during the year was the successful issuance of USD 4 billion of Basel III-compliant, low-trigger, loss-absorbing capital bonds. Reducing risk-weighted assets and our balance sheet size is crucial to our plans to further strengthen our capital ratios. We reduced our Basel III fully applied risk-weighted assets significantly, finishing the year 32% lower than at the end of 2011. We were particularly effective in reducing risk-weighted assets in the Investment Bank and our Legacy Portfolio. The vast majority of the reductions achieved in our Investment Bank and in our Legacy Portfolio resulted from sales and other reductions of exposures. Over the year we reduced our balance sheet by CHF 158 billion, which we expect will lower our funding costs in future. We maintained our strong liquidity and funding positions, ending 2012 with a Basel III estimated pro-forma liquidity coverage ratio of 113% and an estimated pro-forma net stable funding ratio of 108%. Both ratios are comfortably above the regulatory requirements of 100%. Our increased financial strength allowed us the flexibility to execute our strategy, provided reassurance for our clients, shareholders and other stakeholders, and enabled us to address issues of the past, both those specific to UBS and others that apply to the industry as a whole.

Maintaining cost discipline and ensuring we operate as effectively as possible is also critical to the long-term success of the firm. As previously announced, we are targeting total cost savings of CHF 5.4 billion, including incremental cost savings of CHF 3.4 billion in addition to the CHF 2 billion cost-savings program announced in August 2011. In 2012, we continued to make progress in reducing our underlying cost base, and have achieved CHF 1.4 billion of effective run-rate cost-reductions since mid-2011, excluding foreign exchange movements and the increase in legal expenses in 2012. Over the next three years we expect to make significant investments that will enable us to serve our clients with greater agility, improving quality and speed to market.

Strong operational risk controls enable us to deploy appropriate levels of risk in order to better serve our clients and generate sustainable financial performance. During the year we strengthened these controls further and stepped up our efforts to reinforce a culture of accountability and responsibility. Nevertheless, there is no room for complacency and we will remain vigilant to ensure that the appropriate checks and balances are in place. As a result of our success in building our capital ratios and our efforts to

1   The pro-forma Basel III information is not required to be presented because Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they are effective as of 1 January 2013 and significantly impact our RWA and eligible capital. The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

2

Axel A. Weber Chairman of the Board of Directors        Sergio P. Ermotti Group Chief Executive Officer

Annual Report 2012

Letter to shareholders

reduce costs and operational risks we will be better able to focus our energies and resources on driving growth in our businesses.

In 2012, we made substantial progress towards achieving our strategic objectives and recorded a resilient underlying performance. However, our overall results for the year were affected by the costs involved in shaping the business for future success and in connection with litigation and regulatory matters to address issues from the past, including the settlements reached in relation to LIBOR. Consequently, we reported a pre-tax loss of CHF 1,774 million and a net loss attributable to UBS shareholders of CHF 2,511 million. Diluted earnings per share for the year were negative CHF 0.67. Adjusted for the effects of own credit, restructuring charges, goodwill impairments, and credits related to changes in benefit and pension plans, we recorded a pre-tax profit of CHF 3.0 billion.

We made solid progress across all businesses in 2012. Notably, our Wealth Management business continued to see success in the fastest growing global markets while adapting to the new cross-border paradigm. Together, our wealth management businesses attracted strong net new money inflows totaling almost CHF 47 billion, an increase of over CHF 11 billion on 2011 and an illustration of our clients’ trust. Wealth Management Americas continued to make strong progress and achieved a record pre-tax profit of USD 873 million, an increase of 40% on 2011. Our Retail & Corporate business delivered a resilient pre-tax performance and continued to regain market share. It performed exceptionally well in relation to net new business volume growth, which reached almost 5%, and recorded deposit inflows of CHF 14 billion, including the highest net new client assets for retail clients in Switzerland since 2001. Global Asset Management achieved an increased pre-tax profit in a difficult year for the asset management industry, as it delivered stronger investment performance to its clients. The Investment Bank beat our targets in relation to risk-weighted asset and balance-sheet reductions, allowing the firm to reach its current industry-leading capital ratios. It performed well in many of its traditional areas of competitive strength, expanding in equity and debt capital markets and global syndicated finance. Its foreign exchange business continued to benefit from the investments we made in cutting edge e-trading systems, enabling it to grow volumes significantly.

As a result of our achievements in 2012, particularly in relation to capital, and as a sign of confidence in our continued ability to execute our strategy in a disciplined manner, we are recommending a 50% increase in our dividend for our shareholders for 2012 to CHF 0.15 per share.

As a firm, we believe that it is important that we play an active and constructive role within the communities in which we do business. Throughout 2012, our employee volunteering and community affairs programs contributed to a wide variety of community-based projects around the world. We remained focused on supporting education and entrepreneurship alongside efforts to promote sustainable business practices, including environmental practices. In 2012, we supported educational and entrepreneurship activities around the world, investing over CHF 40 million. A large part of this investment was allocated to the new UBS International Center of Economics in Society at the University of Zurich, which we set up to commemorate the firm’s 150th anniversary. The center facilitates top-quality international economic research that examines interrelationships between society and the economy and promotes the transfer of knowledge. On the environmental front, we continue to take our responsibilities very seriously and are pleased to report that we met our ambitious CO2 emissions reduction target. External experts from the most significant climate change-focused investors’ initiative, the Carbon Disclosure Project, ranked UBS as the industry leader in the banking sector and among the top 10 companies worldwide for our measures to combat climate change. Shareholders can also help us to achieve our environmental ambitions by opting to read our financial publications electronically through our Investor Relations website instead of taking delivery of printed copies.

During the year, the Board of Directors ensured that UBS remained focused on its priorities. It successfully oversaw the continued implementation of our strategy designed to create a firm that will thrive in the new banking environment. It ensured that we made progress in addressing the issues of the past while driving measures to reinforce a culture of accountability and responsibility. It also continued to engage in dialogue with stakeholders on a broad range of issues important to the firm and its future. Together with the bank’s management, the Board initiated in-depth discussions with our larger shareholders to gain a better understanding of their views with regard to improving the firm’s compensation plans and disclosures. As part of this report you will see we took this feedback into account in developing our best practice compensation structures for 2012. We believe the changes we implemented better align the interests of our shareholders, bondholders, regulators and other stakeholders with those of the firm, specifically its need to continue executing its strategy successfully going forward. To strengthen our corporate governance, we have established an integrated shareholder portal which will be operational from the end of March 2013. Our registered shareholders will be able to use the portal to issue instructions for the exercise of their voting rights after having provided a written appointment of an independent proxy. In addition, the Board has decided that the firm will no longer act as a corporate proxy and will no longer represent the voting rights carried by deposited shares at the next annual general meeting.

In other Board-related developments, Wolfgang Mayrhuber has announced his decision not to stand for re-election to the Board of Directors at the firm’s Annual General Meeting (AGM) of Shareholders on 2 May 2013. We would like to express our gratitude to Wolfgang for his dedication and commitment to UBS and the valuable expertise he brought to the firm as a member of the Board of Directors, Chair of the Corporate Responsibility Committee and member of the Human Resources and Compensation Committee. The Board has announced that it will nominate Reto Francioni for election to the Board at the AGM in May. Reto has been Chief Executive Officer of the Deutsche Börse AG since 2005. Prior to this he was President and Chairman of the SWX Group in Zurich and is an internationally acknowledged expert with a long track record in international capital markets and banking. Subject to his election at the AGM, we believe Reto Francioni will further strengthen the Board bringing his unique experience and insights to the firm.

Ultimately the firm’s success rests upon the endeavors of all our employees. We would both like to take this opportunity to thank our employees for their continued hard work, dedication and professionalism throughout what was a challenging year. In 2012, our employees continued to put our clients’ interests first while adapting to and implementing the transformation of the firm. Through their efforts we made demonstrable progress in executing our strategy, putting our firm in a far stronger position than it was a year ago. We are convinced our strategy is the right one for UBS, and are determined to maintain our track record of successful execution in 2013 for the benefit of all our stakeholders.

14 March 2013

Yours sincerely,

UBS

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

Annual Report 2012

Key figures

	As of or for the year ended
CHF million, except where indicated	31.12.12	31.12.11	31.12.10

Group results

Operating income	25,443	27,788	31,994

Operating expenses	27,216	22,482	24,650

Operating profit / (loss) from continuing operations before tax	(1,774)	5,307	7,345

Net profit / (loss) attributable to UBS shareholders	(2,511)	4,138	7,452

Diluted earnings per share (CHF)[1]	(0.67)	1.08	1.94

Key performance indicators[2], balance sheet and capital management, and additional information

Performance

Return on equity (RoE) (%)	(5.2)	9.1	18.0

Return on tangible equity (%)[3]	1.6	11.9	24.7

Return on risk-weighted assets, gross (%)[4]	12.0	13.7	15.5

Return on assets, gross (%)	1.9	2.1	2.3

Growth

Net profit growth (%)[5]	N/A	(44.5)	N/A

Net new money growth (%)[6]	1.6	1.9	(0.8)

Efficiency

Cost / income ratio (%)	106.5	80.7	76.9

Capital strength

BIS tier 1 capital ratio (%)[7]	21.3	15.9	17.8

FINMA leverage ratio (%)[7]	6.3	5.4	4.5

Balance sheet and capital management

Total assets	1,259,232	1,416,962	1,314,813

Equity attributable to UBS shareholders	45,895	48,530	43,728

Total book value per share (CHF)[8]	12.25	12.95	11.53

Tangible book value per share (CHF)[8]	10.52	10.36	8.94

BIS core tier 1 capital ratio (%)[7]	19.0	14.1	15.3

BIS total capital ratio (%)[7]	25.2	17.2	20.4

BIS risk-weighted assets[7]	192,505	240,962	198,875

BIS tier 1 capital[7]	40,982	38,370	35,323

Additional information

Invested assets (CHF billion)[9]	2,230	2,088	2,075

Personnel (full-time equivalents)	62,628	64,820	64,617

Market capitalization[10]	54,729	42,843	58,803

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.  2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  3  Net profit attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets / average equity attributable to UBS shareholders less average goodwill and intangible assets.  4  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.  5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.  6  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.  7  Capital management data is disclosed in accordance with the Basel 2.5 framework for 31 December 2012 and 31 December 2011, and in accordance with the Basel II framework for 31 December 2010. Refer to the “Capital management” section of this report for more information.  8  Refer to the “Capital management” section of this report for more information.  9  In 2012, we refined our definition of invested assets. Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of this report for more information. Group invested assets includes invested assets for Retail & Corporate.  10  Refer to the appendix “UBS shares” of this report for more information.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS AG.

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

www.ubs.com/contact

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

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/equityaccess

Calls from the US +866-541 9689

Calls from outside the US +1-201-680 6578

Fax +1-201-680 4675

Corporate calendar	Imprint
Publication of the first quarter 2013 report Tuesday, 30 April 2013	Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Language: English | SAP-No. 80531E
Annual General Meeting Thursday, 2 May 2013	© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
Publication of the second quarter 2013 report Tuesday, 30 July 2013 Publication of the third quarter 2013 report Tuesday, 29 October 2013	Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

Annual Report 2012

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 63,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

The Investment Bank provides a range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities. It provides financial solutions to its clients, and offers advisory and analytics services in all major capital markets.

Starting with reporting for the first quarter of 2013, it offers investment banking and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services.

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Retail & Corporate provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland and maintains a leading position in these client segments. It constitutes a central building block of our universal bank model in Switzerland, delivering growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and by transferring private clients to Wealth Management due to increased client wealth.

The Corporate Center provides control functions for the business divisions and the Group in such areas as risk control, legal and compliance as well as finance including treasury services, funding, balance sheet and capital management. The Corporate Center – Core Functions provides all logistics and support functions including information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical and information security, offshoring as well as Group-wide operations. It allocates most of its treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option, the Legacy Portfolio and, starting with reporting for the first quarter of 2013, non-core businesses previously part of the Investment Bank.

Annual Report 2012

Our Board of Directors

The Board of Directors (BoD) is our most senior body. Under the leadership of the Chairman, it determines the strategy of the Group based upon the recommendations of the Group Chief Executive Officer (Group CEO). It exercises ultimate supervision of management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the Head of Group Internal Audit as well as supervising and setting appropriate risk management and control principles for the firm. With the exception of its current Chairman, Axel A. Weber, all members of the BoD are independent.

1  Axel A. Weber Chairman of the Board of Directors, Chairperson of the Governance and Nominating Committee and member of the Corporate Responsibility Committee  2  Isabelle Romy Member of the Audit Committee and the Governance and Nominating Committee  3  David Sidwell Senior Independent Director, Chairperson of the Risk Committee and member of the Governance and Nominating Committee  4  Beatrice Weder di Mauro Member of the Audit Committee and Corporate Responsibility Committee  5  William G. Parrett Chairperson of the Audit Committee and member of the Corporate Responsibility Committee  6  Wolfgang Mayrhuber Chairperson of the Corporate Responsibility Committee and member of the Human Resources and Compensation Committee  7  Michel Demaré Independent Vice Chairman, member of the Audit Committee and the Governance and Nominating Committee  8  Axel P. Lehmann Member of the Governance and Nominating Committee and the Risk Committee  9  Ann F. Godbehere Chairperson of the Human Resources and Compensation Committee and member of the Audit Committee   10  Rainer-Marc Frey Member of the Human Resources and Compensation Committee and the Risk Committee   11  Joseph Yam Member of the Corporate Responsibility Committee and the Risk Committee  12  Helmut Panke Member of the Human Resources and Compensation Committee and the Risk Committee

Annual Report 2012

Our Group Executive Board

The management of the firm is delegated by the Board of Directors to the Group Executive Board. Under the leadership of the Group Chief Executive Officer, the Group Executive Board has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

1  Sergio P. Ermotti Group CEO  2  Lukas Gähwiler CEO UBS Switzerland and CEO Retail & Corporate  3  Ulrich Körner Group Chief Operating Officer and CEO UBS Group Europe, Middle East and Africa  4  Philip J. Lofts Group Chief Risk Officer  5  Robert J. McCann CEO Wealth Management Americas and CEO UBS Group Americas  6  Jürg Zeltner CEO UBS Wealth Management  7  Tom  Naratil Group CFO  8  Chi-Won Yoon CEO UBS Group Asia Pacific  9  Andrea Orcel CEO Investment Bank  10  John A. Fraser Chairman and CEO Global Asset Management  11  Markus U. Diethelm Group General Counsel

Annual Report 2012

The making of UBS

UBS has played a pivotal role in the development and growth of Switzerland’s banking tradition since the firm’s origins in the mid-19th century. In 2012, the year of our 150th anniversary, we accelerated our strategic transformation of the firm to create a business model that is better adapted to the new regulatory and market circumstances and that we believe will result in more consistent and high-quality returns.

The origins of the banking industry in Switzerland can be traced back to medieval times. This long history may help explain the widespread impression, reinforced in popular fiction, that Switzerland has always possessed a strong financial sector. In reality, the size and international reach of the Swiss banking sector we know today is largely a product of the second half of the 20th century, strongly influenced by two banks:

Union Bank of Switzerland and Swiss Bank Corporation (SBC), which merged to form UBS in 1998.

At the time of the merger, both banks were already well-established and successful in their own right. Union Bank of Switzerland celebrated its 100th anniversary in 1962, tracing its origins back to the Bank in Winterthur. SBC marked its centenary in 1972 with celebrations in honor of its founding forebear, the Basler Bankverein. The historical roots of Paine-Webber, acquired by UBS in 2000, go back to 1879, while S.G. Warburg, the central pillar upon which UBS’s Investment Bank was built, commenced operations in 1946.

In the early 1990s, SBC and Union Bank of Switzerland were both commercial banks operating mainly out of Switzerland. The banks shared a similar vision: to become a world leader in wealth management, a successful global investment bank and a top-tier global asset manager, while remaining an important commercial and retail bank in their home market of Switzerland.

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

The 1998 merger of SBC and Union Bank of Switzerland into the firm we know today created a world-class wealth manager and the largest universal bank in Switzerland, complemented by a strong investment bank and a leading global institutional asset manager. In 2000, UBS grew further with the acquisition of PaineWebber, establishing the firm as a significant player in the US.

Annual Report 2012

Since 2000, UBS has established a strong footprint in the Asia-Pacific region and the emerging markets based on a presence in many of these countries going back decades. Our new global reach found expression through our new global UBS brand identity, introduced in 2003.

The firm’s progress was evident in 2006, the most successful year in its history. However, in 2007 the effects of the global financial crisis started to be felt across the financial industry. This crisis had its origins in the securitized financial product business linked to the US residential real estate market. Between the third quarter of 2007 and the fourth quarter of 2009, UBS incurred significant losses on these assets. The firm responded with decisive action designed to reduce risk exposures and stabilize its businesses, including raising capital on multiple occasions.

More recently, UBS continued to improve its capital strength to meet new and enhanced industry-wide regulatory requirements. Our position as one the world’s best-capitalized banks, together with our stable funding and sound liquidity positions, provide us with a solid foundation for our success. In October 2012, from this position of strength, we announced a significant acceleration in the implementation of our strategy. This announcement underlined our commitment to transform UBS into a less capital- and balance-sheet-intensive business that is more focused on serving clients and more capable of maximizing value for shareholders. We are well prepared for the future with a clear strategy and a solid financial foundation.

è	Refer to www.ubs.com/history for more detailed information on UBS’s 150 years of history

Our 150th anniversary: an occasion to build and deepen relationships

In 2012, we celebrated our firm’s 150th anniversary, marking the occasion by redoubling efforts to enhance our social and charitable commitments around the world. Throughout our anniversary year, we connected with thousands of our clients worldwide through celebrations in Switzerland and at our major business locations. All business regions organized and undertook events and other activities focused on our employees. In October 2012, a global volunteering recognition program gave awards to individual employees and groups of employees for outstanding community involvement.

In Switzerland, our anniversary activities leveraged existing marketing and sponsorship programs such as our collaboration with Switzerland Tourism, the UBS KeyClub bonus program and the UBS Kids Cup, which had nearly 100,000 participants in 2012. On 25 June 2012, we distributed more than one million vouchers to clients and the general public for boat trips on Swiss lakes.

We also launched a key education initiative in April 2012 as part of our anniversary celebrations. Consisting of six sub-projects, the UBS Education Initiative centers on the UBS International Center of Economics in Society at the University of Zurich. The initiative will enable the creation of up to five professorships in coming years, starting in 2013, to stimulate cutting-edge international research into the economic sector. Other sub-projects go beyond academia. One example is Exploreit, which aims to encourage school children’s interest in science and technology. We also support Young Enterprise Switzerland, an initiative which helps school children learn how the business world works. Other organizations we work with include Genilem, which helps young entrepreneurs and start-up companies to establish their businesses, and KMU Next, an organization for entrepreneurs who are planning their succession. As part of a lifelong learning project, we aim to support employees of all age groups on their career paths. UBS is also continuing to invest in the next generation of talented individuals with the creation of 150 extra apprenticeships over the next five years and 150 extra internships over the next three years.

To convey these initiatives and events to our stakeholders, we launched a special 150th anniversary microsite. We also distributed a 38-page UBS history brochure entitled “150 years of banking” to our employees, pensioners and clients worldwide, and we published additional feature articles on UBS’s history that appeared in our internal media.

Our activities throughout 2012 signaled our optimism and confidence in the future. For the remainder of 2013 and beyond, we will continue to build on our heritage by strengthening and deepening our business relationships, and by helping the communities in which we live and work through long-lasting and valuable programs.

è	Refer to the corporate responsibility section for more information on UBS’s social and charitable commitments

Operating

environment

and strategy

Operating environment and strategy

Current market climate and industry drivers

Current market climate and industry drivers

Global stock markets rebounded strongly in 2012, supported by confidence-boosting measures in Europe and expansive monetary policy. However, the macroeconomic environment worsened, especially in Europe, as the sovereign debt crisis spilled over to eurozone core countries in the second half of the year. The resulting eurozone recession weakened global economic activity.

Subdued recovery despite expansive monetary measures

While a series of interventions from central banks gave confidence to stock markets over the year, the macroeconomic environment in Europe deteriorated, especially in the second half of 2012, as the unresolved sovereign debt and banking crisis spread beyond peripheral countries and began to affect core countries such as France and Germany. The situation worsened with public spending in eurozone countries contracting as a result of the necessary fiscal consolidation of public finances and as a decline in consumers’ expenditure reduced the pace of economic activity. At the same time, the macroeconomic environment and stricter regulatory requirements prompted banks to speed up deleveraging, putting an additional dampening effect on economic growth.

In the US, some sectors of the economy, especially housing and the labor market showed signs of improvement, predominantly in the second half of the year. However, overall economic performance remained lackluster and continued to be subject to uncertainty primarily surrounding fiscal policy, despite a last-minute compromise at the turn of the year to avoid the fiscal cliff.

Emerging economies remained the global drivers of growth, but their improvement, particularly China’s, lagged behind that of previous recoveries, as structural advantages that benefited emerging economies in the past are gradually fading. Furthermore, growth in emerging countries was also slowed by spillover effects from recessionary developments in Europe and the slow recovery of the US. In addition, China was negatively affected by uncertainty surrounding domestic political developments prior to the formation of its new government.

Euro crisis persists

In 2012, the European sovereign debt crisis continued to be among the most significant factors influencing the global economy, despite a series of policy actions aimed at resolving it.

    At the beginning of 2012, the rating agency Standard & Poor’s downgraded the credit ratings of nine eurozone governments, including France and Austria, both previously AAA-rated countries. Shortly afterwards, Standard & Poor’s also downgraded the rating of the European Financial Stability Facility (EFSF). Measures initiated by the European Central Bank (ECB) to calm markets, such as the second tranche of its longer-term refinancing operation, only resulted in short-term relief. The unresolved sovereign debt and banking crises in peripheral countries threatened to affect larger nations like Italy and Spain, and as a result more fundamental measures were introduced aimed toward a sustainable crisis resolution. In June, the European Stability Mechanism (ESM) was granted additional powers, which provided the ESM with the flexibility to purchase government bonds directly in the primary market as well as to recapitalize banks directly. In September, the ECB announced the technical framework for its outright monetary transactions program that allows the ECB unlimited purchases of government bonds, provided the issuing countries meet certain conditions regarding their economic policies associated with the EFSF/ESM.

The economic environment in Greece deteriorated during 2012 and at the end of the first quarter, the eurozone finance ministers agreed on a further rescue package, which included a writedown of 53% of the face value of Greek government bonds. This measure proved insufficient to stabilize the economic situation in Greece, making a further support program necessary, which was agreed at the end of the year.

Toward the end of the year, financial conditions in Europe improved and sovereign credit default swap spreads narrowed significantly. Nevertheless, the financial stability of the eurozone continues to be fragile, and significant challenges lie ahead, including large-scale bond issuance in Spain during 2013.

The Swiss economy, despite outperforming its European peers, was also affected by recessionary tendencies in the euro-

Operating environment and strategy

zone, given its strong economic links. As a consequence, economic growth in Switzerland declined to 1% in 2012, from 1.9% in 2011.

Outlook for 2013

While long-term structural issues such as high debts across advanced economies and unbalanced growth models in emerging economies remain unsettled, 2013 could mark the dawn of the post-crisis era. We expect global economic growth to increase modestly to 3.0% in 2013 from 2.7% in 2012. In the US, headwinds of private sector deleveraging are receding and recession in several of the peripheral eurozone countries is expected to be less significant than previously projected. However, considerable uncertainties related to the debt crisis, fiscal austerity and widespread deleveraging remain, potentially resulting in only slightly positive growth in the eurozone in 2013. As we expect global inflationary pressures to remain limited, monetary policy in advanced economies will probably remain accommodative.

Industry drivers

Despite strong share price performance within the financial industry during the year, banks faced a number of challenges.

Regulatory developments remain the main driver behind structural changes in the industry

Regulators and legislators in 2012 continued to put pressure on the financial industry to become simpler and more transparent, more risk-averse and less leveraged. The year was characterized on one hand by progress in implementing existing regulations, such as Basel III and recovery and resolution planning. The year was also characterized on the other hand by new, far-reaching reform proposals such as the recommendations of the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector. These suggested, amongst others, that deposit-taking operations should be separated from large trading activities at European banks. Discussions on the issue are ongoing in Europe, and the European Commission may propose legislation in 2013.

Over the course of 2012, the financial industry continued to adjust to new, stricter capital and liquidity rules related to Basel III, which became effective in Switzerland on 1 January 2013. Over time, these rules may lead to a fundamental change in the financial industry’s structure, discouraging many investment banking and trading strategies. As a consequence, financial institutions are expected to focus even more on fee-generating business that requires less capital and funding, with increased competition in these businesses also likely to put pressure on returns.

    Despite progress in the implementation of many regulatory initiatives in 2012, the financial industry continued to face regulatory uncertainties on multiple fronts that weigh on the growth appetite and earning power of the sector. Examples include discrepancies in the way Basel III has been incorporated into national rules and its postponed implementation in a number of participating countries. Uncertainty also remains with regard to the implementation of the Volcker Rule in the US, for which several key elements have yet to be fully defined.

Macroeconomic environment impacting the industry

The macroeconomic environment remained extremely challenging for the financial industry. While top-line growth was constrained by stricter regulatory requirements, especially around capital and liquidity standards, the prevailing low-yield environment and flat yield curve put further pressure on net interest margins and revenues. Additionally, credit demand was low, also as a result of spillover effects following the overall economic downturn. The weak revenue environment prompted the industry to focus on increasing operational efficiency, resulting in widespread cost-saving initiatives, which included personnel reductions, branch optimization, and other measures to realign cost structures with the subdued revenue levels.

From funding challenge to capital challenge in the eurozone

While obtaining sufficient medium- and long-term funding to maintain a cost-efficient and balanced liquidity and funding position was a key challenge in 2011, a series of central bank measures, such as the ECB’s longer-term refinancing operation, have somewhat eased funding pressure on EU banks. In 2012, the challenge was rather meeting minimum capital requirements defined by regulators and policy makers. For example the European Banking Authority required banks to build up additional capital buffers to reach a level of 9% core tier 1 capital ratio by the end of June 2012. Following this recommendation an EU-wide recapitalization exercise was initiated to close the capital requirements of certain banks. This exercise resulted in an increase in banks’ capital positions in Europe of more than EUR 115 billion by means of multiple recapitalization measures. The majority of the required recapitalization was achieved through direct capital measures, which included the issuance of new ordinary shares, the payment of dividends in shares, retained earnings and the conversion of hybrid capital into common capital. Further measures included a reduction of risk-weighted assets, for instance through the disposal of assets and continued deleveraging.

Operating environment and strategy

Current market climate and industry drivers

In Switzerland, the two largest banks face new capital requirements, which were defined as part of the revisions of the capital adequacy and banking ordinances, issued on 1 June 2012 to implement the “too-big-to-fail” law and Basel III.

è	Refer to the “Regulatory developments” section of this report for more information

Continued pressure on client confidentiality

Pressure on client confidentiality continued to increase worldwide. In this context, Switzerland’s bilateral withholding tax agreements with the United Kingdom and Austria came into force on 1 January 2013. Under these agreements, residents of both countries can have their existing banking relationships in Switzerland retrospectively treated as declared either by making a one-time tax payment or by disclosing their accounts. Future investment income and capital gains of residents of Austria and the United Kingdom with undisclosed accounts in Switzerland will be subject to a final withholding tax, with Switzerland transferring the proceeds to the respective authorities. While additional withholding tax negotiations between Switzerland and other EU countries are ongoing, Switzerland’s bilateral tax treaty with Germany was rejected by the German Bundesrat in November 2012 and a specially appointed mediation committee within the German parliament was unable to reach agreement on the treaty in December 2012.

Furthermore, the Swiss Federal Council announced the overall direction regarding the new financial integrity strategy (Weissgeldstrategie), which foresees that by implementing enhanced due diligence requirements, banks and other financial intermediaries should be prevented from accepting assets that are not tax-compliant.

Pressure on client confidentiality will have an impact on the business of banks serving cross-border clients, particularly in Switzerland. As a consequence, the financial services industry will need to adapt to new client demands, rethink its cross-border value propositions and make significant efforts to ensure operational readiness and compliance. This is likely to be a challenge, particularly for smaller banks, and is expected to lead to further consolidation in the sector.

Operating environment and strategy

Regulatory developments

In 2012, many regulatory initiatives, launched following the 2007–2009 financial crisis, progressed toward implementation. In particular, changes to capital adequacy and banking ordinances to implement the “too-big-to-fail” law and Basel III in Switzerland were finalized and entered into force on 1 January 2013.

Regulatory developments in Switzerland

The Swiss “too-big-to-fail” (TBTF) law, a revision of the Swiss banking law, or Bankengesetz, was adopted on 30 September 2011. Related changes to Swiss capital adequacy and banking ordinances were issued on 1 June 2012, which also supported the implementation of Basel III. Following the revision of the Capital Adequacy Ordinance, Swiss banks have to comply with the Basel III-related requirements based on a transitional timetable, according to which requirements are phased in from 1 January 2013 and will take effect on a fully applied basis on 1 January 2019.

On top of the Basel III requirements, specific TBTF rules apply for systemically relevant banks in Switzerland (currently defined as UBS and Credit Suisse by the Swiss National Bank). These institutions will have to fulfill the following capital requirements: (i) a minimum of 4.5% of risk-weighted assets (RWA) in the form of Basel III common equity tier 1 (CET1) capital, (ii) a buffer of 8.5% composed of a minimum of 5.5% of RWA in the form of Basel III CET1 capital and up to 3% of RWA in the form of high-trigger loss-absorbing capital, which can also be substituted by Basel III CET1 capital, and (iii) a progressive component that depends on the total exposure and market share of the bank and that should be fulfilled with low-trigger loss-absorbing capital. We expect our requirement for this progressive component in 2019 to fall to 4.5% from 6.0% due to our planned reduction in balance sheet size related to the accelerated implementation of our strategy announced in October 2012 and the resulting reduction in total exposure. We expect this to reduce our total capital requirement to 17.5% by 2019.

Furthermore, the Capital Adequacy Ordinance introduces a new minimum leverage ratio. The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the capital base, the buffer capital and the progressive component. Based on our expected total capital requirement of 17.5%, we estimate that this leverage ratio will be approximately 4.2% as of 1 January 2019.

In addition, systemically relevant banks are required to produce recovery plans and resolution planning materials, including an emergency plan which demonstrates how systemically important functions in Switzerland are to be maintained in the event of impending insolvency. UBS submitted the plans and planning materials to the Swiss Financial Market Supervisory Authority (FINMA) in 2012. UBS was also required to submit initial recovery and resolution planning documentation to authorities in the UK, the US and Germany.

Under the new Swiss TBTF regulation, systemically relevant banks are eligible for a capital rebate on the progressive component if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency. The regulation does not specify what actions would be sufficient to justify a rebate or the magnitude of any rebate, both of which would be determined by FINMA.

Finally, with the revision of the Capital Adequacy Ordinance, a mechanism for activating a countercyclical capital buffer was introduced. If activated, banks would be required to fulfill additional capital requirements of up to 2.5% of RWA on some or all risk exposures in Switzerland in the form of Basel III CET1 capital. The Swiss National Bank can, after consulting with FINMA and informing the Federal Department of Finance, formally propose the activation of the buffer to the Federal Council, which decides on its activation on a case-by-case basis, depending on credit growth and the systemic risk situation in Switzerland. In February 2013, following such a proposal by the Swiss National Bank, the Federal Council decided to activate the countercyclical capital buffer with respect to mortgage loans financing residential property located in Switzerland. The buffer has been set at 1% of associated RWA. Banks in Switzerland must fulfill this additional requirement by 30 September 2013. The effect of the activation of the countercyclical buffer on our capital requirements is not material.

A further important development in Switzerland was FINMA’s decision to apply a bank-specific multiplier for banks using the internal ratings-based (IRB) approach when calculating RWA for Swiss residential mortgages. The purpose of the multiplier is to reduce the difference in RWA between the IRB and the standardized approach as well as to improve resilience to periods of stress in the Swiss real estate market. This multiplier is designed to be applied to new and renewed mortgages starting on 1 January 2013 and as a result, the entire Swiss residential mortgage portfolio will become subject to this multiplier over several years. Starting 1 January 2013, we apply a multiplier to the portfolio, phasing in the effect over the next seven years. Assuming no change in the portfolio size or other characteristics, we expect this multiplier to result in increased RWA of CHF 2–3 billion each year from 2013 through 2019.

With regard to the Basel III liquidity framework, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a summary of amendments to the liquidity coverage ratio (LCR). These revi-

Operating environment and strategy

Regulatory developments

sions include a broadening of the range of assets eligible as high-quality liquid assets as well as some amendments to the assumed outflow rates to reflect actual experience in periods of stress more accurately. In addition, banks were given more time to build up required liquidity as the implementation of the LCR will be staggered, starting at 60% in 2015 and rising in annual steps to meet the 100% minimum standard by 2019. The impact of these changes on UBS will depend on whether and to what degree FINMA makes corresponding changes to its Basel III liquidity ratio rules.

è	Refer to the “Our strategy” and the “Risk, treasury and capital management” sections of this report for more information

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation. The Federal Council must issue an ordinance within one year of the vote, and parliament must subsequently enact legislation to implement the requirements of the constitutional provisions. It will only be possible to assess the impact of the vote on UBS once concrete legislation and implementation measures are in place. UBS, together with the Swiss Business Federation, will play a constructive part in the process of developing implementation measures, with the aim of maintaining Switzerland’s competitiveness as an international business location.

A number of key initiatives continue to be delayed in the EU

In 2012, the European Commission initiated a number of regulatory initiatives, forming part of the EU response to the 2007-2009 financial crisis. Key new legislative proposals included (i) a proposal for a banking union, which includes a single supervisory mechanism that would provide the ECB with supervisory powers over large EU banks, (ii) the Crisis Management Directive, which addresses recovery and resolution of banks and investment firms, and (iii) the Undertakings for Collective Investment in Transferable Securities V Directive, which provides new requirements for depositaries and fund managers.

An agreement was reached on the European Markets Infrastructure Regulation, which fulfills the G20’s commitment to clear standardized over-the-counter (OTC) derivative contracts through a central counterparty and to report derivative transactions to trade repositories. However, political agreement on the Capital Requirements Directives IV, implementing Basel III in the EU, was not reached before the end of 2012. Therefore, the implementation of Basel III is being delayed in the EU. In addition, the review of the Markets in Financial Instruments Directive was another high priority dossier on which no political agreement was reached in 2012.

The financial transaction tax is another topic likely to shape the political agenda in 2013. Following an agreement among Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain to implement such a tax, the European Commission published its legislative proposal in February 2013. The text will now be discussed in the Council, while the Parliament will provide a non-binding opinion. Furthermore, in October 2012, the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector issued its recommendations in the so-called Liikanen report, including the mandatory separation of significant trading activities. The European Commission may now decide whether to legislate on further structural reforms of the banking sector following these recommendations. In the UK, work continues on the recommendations of the Independent Commission on Banking (ICB), which proposed in particular the ring-fencing of large retail operations in the UK. To give effect to the ICB’s recommendations, on 4 February 2013 the Financial Services (Banking Reform) Bill was introduced in the country’s parliament.

In the US significant progress was made on the implementation of Dodd-Frank

Developments in US regulatory initiatives related primarily to rule-making stemming from the Dodd-Frank Act passed in July 2010. Regulators made significant progress and many rules were issued in final form during 2012.

Operating environment and strategy

UBS AG registered as a swap dealer in the US at the end of 2012 enabling the continuation of swaps business with US persons. Regulations issued by the Commodity Futures Trading Commission (CFTC) impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. The CFTC has granted time-limited relief to initially limit the scope of new requirements to transactions with US persons. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, are expected to apply to UBS AG globally once this time-limited relief expires. Application of these requirements to UBS’s swaps business with non-US persons will present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to UBS outside of the United States and may place UBS at a competitive disadvantage to firms that are not CFTC-registered swap dealers. The Securities and Exchange Commission (SEC) is expected to propose rules for the extraterritorial application of its regulation of securities-based swaps in the first half of 2013, and to require registration of securities-based swap dealers in the US following adoption of such rules. SEC regulation of securities-based swaps may present similar risks to CFTC rules.

Another key topic remains the Volcker Rule, which would prohibit banking entities from engaging in proprietary trading, subject to permitted exceptions, including market-making, hedging and underwriting activities. The rule would also limit banking entities from investing in hedge funds, private equity funds and other similar “covered funds” except under limited circumstances, and broadly limit investments and other transactional activities between banks and covered funds. The two-year transition period to comply with the Volcker Rule’s prohibition commenced in July 2012. US regulators proposed regulations to further implement the Volcker Rule, and additional regulations are expected in the first half of 2013. It is unclear if the next issuance of Volcker regulations will be proposed or final. Depending on the nature of the final rules, as well as the manner in which they are implemented, the Volcker Rule could have a substantial impact on market liquidity and the economics of market-making. We are not able to estimate the effect of the implementation of the Volcker Rule compliance program on permitted trading activities until regulations, including the required metrics, are finalized and these required metrics are calculated and calibrated.

The regulation of foreign banking organizations within the US became a key Dodd-Frank Act topic at the end of 2012. The Federal Reserve Board issued proposed rules for foreign banking organizations in the US (under sections 165 and 166 of Dodd-Frank Act) that include (i) a requirement for an intermediate holding company to hold US subsidiary operations, (ii) risk-based capital and leverage requirements, (iii) liquidity requirements (both substantive and procedural), (iv) single-counterparty credit limits, (v) risk management and risk committee requirements, (vi) stress test requirements, including public disclosure of the results, (vii) a debt-to-equity limit, and (viii) a framework for early remediation of financial weaknesses. Requirements differ based on the overall size of the foreign banking organization and the size of its US-based assets. UBS will be subject to the most stringent requirements based on the current size of its global and US operations.

The Dodd-Frank Act and the Foreign Account Tax Compliance Act both require UBS to look at the activities conducted through all legal entities across the UBS Group to determine the applicability of the rules. These regulatory regimes impose registration and ongoing reporting obligations. UBS will need to implement a comprehensive compliance program to address these requirements, which will extend to all business divisions and legal entities, not just those based in the US.

Other important regulations in the US include mortgage lending and consumer finance reform as well as changes to the requirements for financial advisors.

Finally, while initial proposals on Basel III rules were issued for consultation in June 2012 in the US, final rules are still pending and implementation is being delayed beyond the internationally agreed timetable.

Operating environment and strategy

Our strategy

Our strategy

We are committed to providing clients with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our leading universal bank in Switzerland, supported by our Global Asset Management business and our Investment Bank. Our strategy builds on the strengths of all of our businesses. It focuses our efforts on areas in which we excel and seeks to capitalize on the compelling growth prospects in the businesses and regions in which we operate.

Acceleration of our strategic transformation

Since presenting our strategy at our Investor Day in November 2011, we have successfully executed on our plans to improve our already strong capital position and reduce Basel III risk-weighted assets (RWA) and costs. Just over one year into the transformation of our firm, our Basel III capital ratios remain among the highest in our peer group, and we have reduced Basel III RWA1 by 35%. Furthermore, we are on track with our CHF 2.0 billion cost reduction program announced in August 2011.

In October 2012, from this position of strength, we announced a significant acceleration in the implementation of our strategy.

This announcement underlined our commitment to transform our Group into a less capital- and balance-sheet-intensive business that is more focused on serving clients and capable of maximizing value for shareholders. We are transforming our Investment Bank, focusing on its traditional strengths in advisory, research, equities, foreign exchange and precious metals, and we are taking additional action to reduce costs and improve efficiency across the Group.

We are exiting certain business lines, predominantly those in fixed income, that have been rendered less attractive by changes in regulation and market developments. After transferring the non-core businesses and positions to be exited to the Corporate Center, we have retained limited credit and rates trading in our Investment Bank, along with structured financing capabilities, to support its solutions-focused businesses. Our leading equities and foreign exchange businesses, including our emerging markets foreign exchange capabilities, continue to be cornerstones of our Investment Bank’s services. We have not significantly altered our advisory and capital markets businesses, but have reorganized our existing business functions to better serve our clients. As a result of the abovementioned transfers and additional RWA reductions, our Investment Bank started 2013 operating with approximately CHF 64 billion of Basel III RWA, within its target RWA of CHF 70 billion or less. We are convinced that our new Investment Bank is capable of delivering returns well in excess of its cost of capital, and we are targeting a pre-tax return on attributed equity of greater than 15% starting in 2013 in this division.

Our Corporate Center is tasked with managing non-core assets, previously part of the Investment Bank, in the most value-accretive way for shareholders. These diversified assets will be reported within our “Non-core and Legacy Portfolio” unit within the Corporate Center from the first quarter of 2013. At the end of 2012, this portfolio represented approximately CHF 105 billion in Basel III RWA, which we aim to reduce progressively to approximately CHF 25 billion by the end of 2017. As a result, we are targeting Group RWA of less than CHF 200 billion on a fully applied Basel III basis by the end of 2017.

1 The pro-forma Basel III information is not required to be presented because Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they are effective as of 1 January 2013 and significantly impact our RWA and eligible capital. The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges, which will be refined as models and the associated systems are enhanced.

Operating environment and strategy

Maintaining cost discipline is critical to our long-term success and is a key element of the cost reduction plans we announced in October 2012. To this end, we announced measures to achieve additional annual costs savings of CHF 3.4 billion by 2015 that include reducing our Investment Bank’s complexity and size, improving organizational effectiveness, primarily in our Corporate Center, and introducing lean front-to-back processes across our Group. These savings come in addition to the CHF 2.0 billion annual cost reduction program that we announced in 2011 and expect to complete by the end of 2013. As a consequence of our measures to support the long-term efficiency of our firm, we expect our headcount to be around 54,000 in 2015 compared with approximately 63,000 at the end of 2012. Our investment in these initiatives is reflected in restructuring charges of CHF 258 million in the fourth quarter of 2012 and expectations of further incremental charges of approximately CHF 1.1 billion in 2013, CHF 0.9 billion in 2014 and CHF 0.8 billion in 2015.

Our efficiency programs will free up resources to make investments over the next three years to support growth across our firm and enable us to service our clients with greater agility and effectiveness, improving quality and speed to market. These investments are expected to reach CHF 1.5 billion over the next three years.

2013 and 2014 will be key years of transition for our Investment Bank and our Group as we work through our plans to restructure our businesses and reduce our cost base. As a result, during these years we expect our Group to deliver a return on equity in the mid-single digits as we transform our business. We believe the changes we are making will enable us to deliver improved returns and thus we have set a Group return on equity target of more than 15% from 2015 onwards. We are also targeting a Group cost/income ratio of 60% to 70% from 2015 onwards.

We are well prepared for the future with a clear strategy and a solid financial foundation. We are firmly committed to returning capital to our shareholders and plan to continue our program of progressive returns to shareholders with a proposed 50% increase in dividends to CHF 0.15 per share for the financial year 2012. Once we have achieved our capital targets, we are aiming for a total payout ratio of 50%, consisting of a baseline dividend and supplementary returns. We intend to set a baseline dividend at a sustainable level, taking into account normal economic fluctuations. The supplementary capital returns will be balanced with our need for investment and any buffer we choose to maintain for a more challenging economic environment or other stress scenarios. Through the successful implementation of our strategy, we believe we can sustain and grow our business and maintain a prudent capital position.

Our business divisions

Our Wealth Management business provides comprehensive financial services to high net worth and ultra high net worth individuals in over 40 countries. We will continue to strengthen Wealth Management’s industry-leading position, particularly in growth markets such as Asia-Pacific and the emerging markets. This will enable us to capitalize on

Annual performance targets1

Group targets:

wealth generation growth rates that are expected to continue outstripping economic growth. We are developing our business model as a dynamic wealth manager with investment management capabilities at its core. We are transforming our European operating model to reflect our clients’ converging needs, to increase efficiency and to anticipate the changing regulatory environment in this market. Our clients continue to benefit from our global research, superior investment advice and solutions, execution competencies and access to global financial markets. To this end, and with the ultimate goal of improving our clients’ investment performance, our Chief Investment Officer organization synthesizes the research and expertise of our global network of economists, strategists, analysts and investment specialists from across all business divisions and asset classes. Wealth Management aims to achieve a net new money growth rate of 3% to 5%, a gross margin of 95 to 105 basis points and a cost/income ratio of 60% to 70%.

    Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully-integrated set of products and services to individuals and families mainly in the

Operating environment and strategy

Our strategy

United States and Canada. We remain committed to our client-focused and advisor-centric strategy and consider ourselves uniquely positioned to serve high net worth and ultra high net worth individuals and families in the world’s largest wealth market. We believe the long-term growth prospects of wealth management are attractive in the Americas, with our target high net worth and ultra high net worth markets expected to be the fastest-growing segments in terms of invested assets. We will continue our strategic banking initiatives, including mortgage and securities-based lending initiatives, to ensure continued growth in balances from our target client base. Our Wealth Management Americas business targets a net new money growth rate of 2% to 4%, a gross margin of 75 to 85 basis points and a cost/income ratio of 80% to 90%.

Our Investment Bank is among the global market leaders in its core businesses of advisory, research, equities, foreign exchange and precious metals. We will continue to invest in these areas and compete to increase market share. In order to align the delivery of our services and the execution of our strategy with the needs of our core clients, the Investment Bank has been reorganized into two segments, Corporate Client Solutions and Investor Client Services, effective from the beginning of 2013. Corporate Client Solutions includes all advisory and solutions businesses and execution for corporate, financial institutions and sponsor clients. Investor Client Solutions includes execution, distribution and trading for institutional investors, and will provide support to our Group’s wealth management businesses. We aim to capitalize on attractive opportunities in less capital-intensive businesses by focusing on delivering best-in-class expertise, solutions-led advisory, thought leadership and global execution capabilities. Operating with under CHF 70 billion of Basel III RWA and less than CHF 200 billion of funded assets, our Investment Bank aims to deliver a pre-tax return on attributed equity in excess of 15%, with a cost/income ratio of 65% to 85%.

Our Global Asset Management business is a large-scale asset manager with businesses well-diversified across regions, capabilities and distribution channels. We work closely with our clients in pursuit of their investment goals with long-term performance as our focus. The diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing industry growth opportunities arising from savings and pensions growth. We will continue investing in our fast-growing passive capabilities and expanding our strong third-party institutional business while also expanding third-party wholesale distribution and remaining committed to delivering distinctive products and solutions to the clients of our Group’s wealth management businesses. We also continue to expand our successful alternatives platform, building on our established positions in real estate and fund of hedge funds businesses. These measures will support us as we seek to deliver a net new money growth rate of 3% to 5%, a gross margin of 32 to 38 basis points and a cost/income ratio of 60% to 70% in Global Asset Management.

Retail & Corporate maintains a leading position across its client segments in Switzerland and constitutes a central building block of our universal bank model in Switzerland. We aim to provide comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland. We will continue to enhance the range of life cycle products and services we offer our clients, while capitalizing on additional growth opportunities in advisory and execution. From a financial perspective, we expect this business to continue to provide a stable and substantial source of profits and funding for our Group and to generate revenue growth opportunities for other businesses within our Group. Our Retail & Corporate business aims to achieve new business volume growth of 1% to 4%, a net interest margin of 140 to 180 basis points and a cost/income ratio of 50% to 60%.

Operating environment and strategy

UBS Switzerland

UBS is the preeminent universal bank in Switzerland, the only country where we operate and maintain leading positions in all five of our business areas of retail, wealth management, corporate and institutional banking, asset management and investment banking. We are fully committed to our home market as our leading position in Switzerland is crucial in terms of profit stability, sustaining our global brand and growing our global core business. Drawing on our network of around 300 branches and our 4,700 client-facing staff, complemented by state-of-the-art electronic and mobile banking services and customer service centers open to our clients around the clock seven days a week, we are able to reach approximately 80% of Swiss wealth, one in three households, one in three wealthy individuals and almost half of all Swiss companies. Euromoney and The Banker, two of the world’s leading financial markets magazines, acknowledged our preeminent position in Switzerland with their prestigious “Best Bank in Switzerland 2012” and “Bank of the Year 2012 in Switzerland” awards, respectively.

We strive to be the strongest bank in Switzerland and our unique universal bank model is central to our success. Our dedicated Swiss management team has representatives from all five business areas and ensures we apply a consistent approach to the market when offering our full range of banking products, expertise and services. Our cross-divisional management approach allows us to utilize our existing resources efficiently, promotes cross-divisional thinking and enables seamless collaboration across all business areas. As a result, we are in a unique position to serve our clients efficiently with a comprehensive range of banking products and services to fit their needs. We are able to differentiate ourselves by leveraging our strengths across all segments while ensuring stability and continuity throughout the client’s life cycle. Our universal bank model has proven itself to be highly effective in Switzerland and consistently provides a substantial part of the Group’s revenues.

Given the strength of the economy and the stable political environment in Switzerland, the country remains an attractive financial market. This inherent stability and growth has been the basis for UBS Switzerland’s success and its contribution to the Group’s financial performance. Thanks to our universal bank model, broad client base and seamless multi-channel offering, we are well-positioned to capture future market growth and to strengthen our leading position in our home market.

Operating environment and strategy

Our strategy

UBS – leading the way on Basel III

Our position as one the world’s best-capitalized banks under Basel III, together with our stable funding and sound liquidity positions, provides us with a solid foundation for our success. We have a proven track record of Basel III RWA reduction, surpassing our 2012 Basel III RWA targets ahead of schedule. At the end of 2012, our Basel III pro-forma common equity tier 1 (CET1) ratio was 15.3% calculated on a phase-in basis and 9.8% on a fully applied basis, while our Basel 2.5 capital ratio was 21.3%, giving us one of the highest capital ratios in our peer group. We are committed to continuing to improve these ratios through a combination of retained earnings and efforts to reduce Basel III RWA. By the end of 2012, our pro-forma fully applied Basel III RWA had decreased to CHF 258 billion, a reduction of 35% from the level recorded at the end of the third quarter of 2011, prior to our announcing our strategy at our Investor Day in November of that year. Our goal of reducing Basel III RWA to less than CHF 200 billion by 2017 means that we plan to operate with less than half of the Basel III RWA we had at the end of September 2011.

We are targeting fully applied Basel III CET1 ratios of 11.5% and 13% in 2013 and 2014, respectively. By achieving our targets, we will exceed the regulatory requirements both under FINMA and Basel Committee on Banking Supervision             rules. We believe this will provide even greater comfort to our clients and further increase confidence in the firm.

Our progress towards meeting FINMA’s capital requirements, which are stricter than Basel Committee on Banking Supervision requirements, was evidenced in February and again in August 2012 by our issuance of Basel III-compliant tier 2 loss-absorbing notes in a nominal amount of

USD 2 billion on each occasion. These issuances qualify as tier 2 capital under Basel III rules and as progressive capital buffer in compliance with the “too-big-to-fail” law under Swiss regulations for systemically important banks, and contribute to our targeted loss-absorbing capital. For 2012, the significant changes we made to our compensation framework included the introduction of a deferred contingent

Operating environment and strategy

capital plan, under which employees will forfeit deferred compensation balances if a 7% Basel III CET1 ratio level is breached or if a non-viability event occurs during the five-year period after the award date. These new high-trigger loss-absorbing instruments will be counted towards our tier 2 capital by our primary regulator. Over the next five years, we could build approximately 100 basis points of such high-trigger loss-absorbing capital from this program.

Our Investment Bank started 2013 with approximately CHF 64 billion in Basel III RWA. Having fully adapted its business to Basel III, it will continue to operate with RWA of less than CHF 70 billion. In line with our strategy to deploy capital efficiently, RWA will continue to grow both in our wealth management businesses and in Retail & Corporate as we deliver attractive lending and mortgage opportunities to our clients.

The non-core assets previously in our Investment Bank have been transferred to our Corporate Center, where they will be reported from the first quarter of 2013 within our Non-core and Legacy Portfolio unit. Our Corporate Center is tasked with managing these diversified assets in the most value-accretive way for shareholders and within the same robust oversight structure that has successfully supported our RWA reduction in our Legacy Portfolio. In total, our Corporate Center manages approximately CHF 105 billion of pro-forma Basel III RWA in our Non-core and Legacy Portfolio unit. We aim to reduce these to around CHF 85 billion by the end of 2013, CHF 55 billion by the end of 2015 and CHF 25 billion by the end of 2017.

In addition to our leading position on capital ratios, our liquidity and funding positions are strong and will be further enhanced as we work to improve our leverage ratio. Our estimated pro-forma regulatory Basel III liquidity coverage ratio (LCR) of 113% and estimated pro-forma net stable funding ratio (NSFR) of 108% at the end of 2012 (both based on current regulatory guidance) exceeded our future minimum regulatory requirement of 100% for both LCR and NSFR for 2019 and 2018, respectively. Our pro-forma FINMA Basel III leverage ratio on a phase-in total capital requirement basis was 3.6% at the end of 2012 compared with an estimated target requirement of 4.2% on 1 January 2019. We have a stable mix of funding sources that is well-diversified by market, product and currency, with client deposits providing the single largest source of funding for our firm. We plan to reduce our Group’s funded balance sheet by around a third by the end of 2015 from approximately CHF 900 billion at the end of the third quarter of 2012. This smaller funded balance sheet will improve our leverage ratios substantially and increase the proportion of deposits as a funding source. Reducing our balance sheet will also lower our funding requirements, enabling us to continue buying back debt selectively, following our cash tender offer in February 2013 in which we bought back approximately CHF 5 billion in certain outstanding bonds. In addition, we expect our FINMA total capital requirement in 2019 to fall to 17.5% from 19% due to our planned decrease in total exposure.

Operating environment and strategy

Our strategy

Basel III / “too-big-to-fail” at a glance

The Basel III global regulatory rules were agreed upon by the Basel Committee on Banking Supervision between 2010 and 2011, mainly in response to the 2007 to 2009 financial crisis. Swiss banks are required to comply with the Basel III-related requirements, as implemented by the revised Capital Adequacy Ordinance, based on a transitional timetable. The capital requirements under the Basel III framework are being phased in from 1 January 2013 and will take effect on a fully applied basis on 1 January 2019. The changes made by the Basel III framework will have an increasing impact on the calculation of our phase-in capital ratios during this transition period, mainly due to the deduction of deferred tax assets on net operating losses, the inclusion of the effects of changes to the accounting standard relating to pension liabilities and the phasing out of hybrid tier 1 capital instruments for the calculation of common equity. Further, tier 2 capital instruments that are not compliant with Basel III will be gradually excluded from phase-in total capital. Systemically relevant banks in Switzerland (currently UBS and Credit Suisse) have to comply with the so-called “too-big-to-fail” (TBTF)-specific rules, which come on the top of the Basel III requirements. This means that we have to fulfill stricter regulatory requirements than most other banks in the world.

Key Basel III elements:

–	Increased quality of regulatory capital base
–	New capital buffers including capital conservation buffer and countercyclical buffer
–	Enhanced risk coverage with stricter market and counterparty credit risk requirements
–	Minimum leverage ratio requirement to constrain excess leverage, independent of risk levels
–	Increased liquidity requirements such as liquidity coverage ratio and net stable funding ratio

Key regulatory requirements for us on a Basel III fully applied basis1:

Capital and buffers2

We have total projected minimum capital requirements of 17.5% to 19.0%3, consisting of the following elements:

–  4.5% Basel III common equity tier 1 (CET1) capital

–  8.5% capital buffer (5.5% Basel III CET1 capital and up to 3% high-trigger loss-absorbing capital4)

–  4.5% to 6.0%[3] projected low-trigger loss-absorbing capital as a progressive buffer, depending on our total exposure and market share in Switzerland.

In addition, the Swiss National Bank[5] (SNB) can (after consulting with FINMA and informing the Federal Department of Finance)

Operating environment and strategy

formally propose the activation of a countercyclical buffer of up to 2.5% Basel III CET1 capital, to be applied to RWA on some or all risk exposures in Switzerland. The proposal must be made to the Federal Council, which decides on its activation on a case-by-case basis, depending on credit growth and the systemic risk situation in Switzerland. In February 2013, following such a proposal by the SNB, the Federal Council decided to activate the countercyclical capital buffer in Switzerland with respect to mortgage loans financing residential property located in Switzerland. The buffer has been set at 1% of associated Basel III RWA. Banks in Switzerland must fulfill this additional requirement by 30 September 2013. The effect of the activation of the countercyclical buffer on our capital requirements is not material.

Leverage ratio (non-risk-based)

As of 1 January 2013, FINMA has established a new FINMA Basel III minimum leverage ratio for systemically important banks (FINMA Basel III leverage ratio). The ratio consists of three components (capital base, buffer capital and progressive component) and is broadly calculated by dividing the relevant capital basis by IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items. The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the capital base, the buffer capital and the progressive component. As a result, the minimum leverage ratio applying to us will depend on our future total capital requirements and vice versa. Two possible outcomes could be as follows:

–	4.2% assuming total capital requirements of 17.5%[3]
–	4.6% assuming total capital requirements of 19.0%[3]

Liquidity6

–

The liquidity coverage ratio (LCR) ensures that banks hold sufficient high-quality liquid assets to survive short-term (30-day) severe general market and firm-specific stress. Under Basel III, the LCR will be phased in gradually, starting at 60% in 2015 and rising in annual steps to meet the 100% minimum standard by 2019.

–

The net stable funding ratio (NSFR), intended for preventing liquidity mismatch, assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The NSFR is expected to become fully effective with a minimum requirement of 100% on 1 January 2018.

è	Refer to the “Regulatory developments” section of this report for more information on Basel III and TBTF rules

1   All numbers are valid from 1 January 2019, except where indicated.  2  All percentage amounts are expressed in terms of risk-weighted assets.  3  We expect our requirement for the progressive buffer in 2019 to fall to 4.5% from 6.0% due to our planned reduction in balance sheet related to the accelerated implementation of our strategy announced in October 2012 and the resulting reduction in total exposure. We expect this to reduce our total capital requirement to 17.5% by 2019. Systemically relevant banks are eligible for a capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency.  4  This can be substituted by Basel III CET1 capital.  5  The countercyclical buffer can not only be triggered by the Swiss National Bank but by any regulator for the credit risk in its jurisdiction.  6  The final implementation of these rules is subject to the interpretation of national supervisors.

Operating environment and strategy

Our strategy

Measurement of performance

Performance measures

Key performance indicators

Our key performance indicators (KPI) framework focuses on key drivers of total shareholder return, which measures the total return of a UBS share in terms of both the dividend yield and the capital appreciation of the share price. The KPI framework is reviewed by our senior management on a regular basis to ensure that it is always aligned with changing business conditions. The KPI are disclosed consistently in our quarterly and annual reporting to facilitate comparison of our performance over the reporting periods.

The Group and business divisions are managed based on this KPI framework, which emphasizes risk awareness, effective risk and capital management, sustainable profitability, and client focus. Both Group and business division KPI are taken into account in determining variable compensation of executives and personnel.

è	Refer to the “Compensation” section for more information on performance criteria for compensation

In addition to the KPI, we also disclose performance targets. These performance targets may include the KPI as well as additional balance sheet and capital management performance measures to track the achievements of our strategy. The performance targets are outside the scope of our KPI framework.

è	Refer to the discussion about the “Acceleration of our strategic transformation” in the “Our Strategy” section for more information on performance targets

The Group and business division KPI are explained in the “Group/business division key performance indicators” table.

In keeping with our focus on the key performance metrics of growth, profitability and efficiency, we made the following enhancements to the KPI framework in 2012:

–

We introduced two new KPI for our Retail & Corporate business division. “Net new business volume growth (%)” measures our success in expanding Retail & Corporate’s business volume from lending to clients, as well as acquiring client assets. “Net interest margin (%)” measures Retail & Corporate’s ability to generate net interest income in relation to the average loan volume. While this measure is currently under structural pressure given the continued low interest environment, it is supported by active management of the balance sheet and pricing measures.

–	For the Wealth Management Americas business division, we implemented a new KPI “Share of recurring revenue (%)”.
–

We replaced our “Net new money (CHF billion)” KPI with “Net new money growth (%)”, as we consider the rate of growth a more meaningful measurement of performance in terms of net new money than a measurement of absolute change. This new KPI applies to the Group as well as our Wealth Management, Wealth Management Americas and Global Asset Management business divisions.

Client/invested assets reporting

We report two distinct metrics for client funds:

–	The measure “client assets” encompasses all client assets managed by or deposited with us, including custody-only assets.
–	The measure “invested assets” is more restrictive and includes only client assets managed by or deposited with us for investment purposes.

Of the two, invested assets is our central measure and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for custody-only purposes, as we only administer the assets and do not offer advice on how these assets should be invested. Non-bankable assets (for example, art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.

Net new money in a reported period is the amount of invested assets that are entrusted to us by new or existing clients less those withdrawn by existing clients or clients who terminated their relationship with us. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. However, in Wealth Management Americas we also show net new money including interest and dividend income in line with the historical

Operating environment and strategy

Group / business division key performance indicators

Key performance indicators	Definition	Group	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate
Net profit growth (%)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods/net profit attributable to UBS shareholders from continuing operations of comparison period	●

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods/business division performance before tax of comparison period		●	●	●	●	●

Cost / income ratio (%)	Operating expenses/operating income before credit loss (expense) or recovery	●	●	●	●	●	●

Return on equity (RoE) (%)	Net profit attributable to UBS shareholders on a year-to-date basis (annualized as applicable) / average equity attributable to UBS shareholders (year-to-date basis)	●

Return on attributed equity (RoaE) (%)	Business division performance before tax on a year-to-date basis (annualized as applicable) / average attributed equity (year-to-date basis)				●

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average total assets (year-to-date basis)	●			●

Return on risk-weighted assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average risk- weighted assets (year-to-date basis)	●

FINMA leverage ratio (%)	BIS tier 1 capital / average adjusted assets as per definition by the Swiss Financial Market Supervisory Authority (FINMA)	●

BIS tier 1 ratio (%)	BIS tier 1 capital / BIS risk-weighted assets	●

Net new money growth (%)	Net new money for the period (annualized as applicable) / invested assets at the beginning of the period	●	●	●		●

Gross margin on invested assets (bps)	Operating income before credit loss (expense) or recovery (annualized as applicable) / average invested assets		●	●		●

Net new business volume growth (%)	Net new business volume (i.e. total net inflows and outflows of client assets and loans) for the period (annualized as applicable) / business volume (i.e. total of client assets and loans) at the beginning of the period						●

Net interest margin (%)	Net interest income on a year-to-date basis (annualized as applicable) / average loans (year-to-date basis)						●

Share of recurring revenue (%)	Total recurring fees and net interest income / total operating income			●

Impaired loans portfolio as a % of total loans portfolio, gross (%)	Impaired loans portfolio, gross / total loans portfolio, gross						●

Average VaR (1-day, 95% confidence, five years of historical data)	Value at Risk (VaR) expresses maximum potential loss measured to a 95% confidence level, over a 1-day time horizon and based on five years of historical data				●

Operating environment and strategy

Our strategy

US methodology customary in that market. Market and currency movements, as well as fees, commissions and interest on loans charged, are excluded from net new money as are the effects of any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows; however, where such change in service level directly results from a new externally-imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact. The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS.

When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double counting within our total invested assets, as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 172 billion of invested assets were double-counted as of 31 December 2012 (CHF 183 billion as of 31 December 2011).

In the course of implementing the new KPI “Net new business volume growth (%)” for Retail & Corporate, we refined our definition of invested assets and client assets for Retail & Corporate. Assets from third-party banks and brokers are no longer counted as client assets and pension fund assets are no longer counted as invested assets. Retail & Corporate client assets were restated as of 31 December 2011 from CHF 848 billion to CHF 333 billion and the Group’s invested assets were restated from CHF 2,167 billion to CHF 2,088 billion.

è	Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of this report for more information

Seasonal characteristics

Our main businesses may show seasonal patterns. The Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions may also be impacted by seasonal components, such as annual income tax payments which, for example, arise in the second quarter in the US, asset withdrawals that tend to occur in the fourth quarter and by lower client activity levels related to the summer and end-of-year holiday seasons.

Changes to key performance indicators in 2013

With effect from the first quarter of 2013, we will replace “BIS tier 1 ratio (%)” and “FINMA leverage ratio (%)” at Group level with “Basel III common equity tier 1 capital ratio (%)” and “FINMA Basel III leverage ratio (%)” respectively.

“Basel III common equity tier 1 capital ratio (%)” will be shown on a phase-in and fully applied basis. The information provided on a fully applied basis does not consider the effects of the transition period from 2013 to 2019, during which new capital deductions are phased in and ineligible capital instruments are phased out. “FINMA Basel III leverage ratio (%)” will consider total capital, which includes Basel III common equity tier 1 capital on a phase-in basis and loss-absorbing capital, divided by total exposure, which is equal to IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items.

The above changes are intended to align our KPI framework to the new Basel III requirements, which are effective from 1 January 2013.

Group/business division key performance indicators

Key performance indicators	Definition	Group
Basel III common equity tier 1 capital ratio (%) (Fully applied1/Phase-in)	Basel III common equity tier 1 capital / Basel III risk-weighted assets	●

FINMA Basel III leverage ratio(%)	Totalcapital/IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items	●

1  The information provided on a fully applied basis does not consider the effects of the transition period from 2013 to 2019, during which new capital deductions are phased in and ineligible capital instruments are phased out.

Operating environment and strategy

Wealth Management

With a presence in over 40 countries, Wealth Management provides wealthy private clients with investment advice and solutions to fit their individual needs.

Business

With more than CHF 820 billion of invested assets at the end of 2012, Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Our clients benefit from the entire spectrum of UBS resources, ranging from investment management solutions to wealth planning and corporate finance advice, in addition to the specific offerings outlined below. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Strategy and clients

Our objective is to be the pre-eminent wealth manager globally, providing superior investment advice and solutions to private clients, particularly in the high net worth (generally considered to be, among other factors, clients with CHF 2 million to CHF 50 million in investable assets) and ultra high net worth (generally considered to be, among other factors, clients with more than CHF 50 million in investable assets) spaces. In addition, we provide wealth management solutions, products and services to financial intermediaries.

The wealth management business has long-term growth prospects and we expect the wealth management market to grow faster than the gross domestic product in all regions of the globe despite the current macroeconomic environment. From a client segment perspective, the global ultra high net worth market, including family offices, has the highest growth potential, followed by the high net worth market. Our broad client base and strong global footprint put us in an excellent position to take advantage of the substantial growth opportunities this expected wealth creation presents. In the key onshore locations in which we are expanding, our Wealth Management business benefits from our established local Investment Bank and Global Asset Management business relationships.

We continue to build on our integrated client service model, bundling capabilities across the Group to identify investment opportunities in all market conditions and tailor solutions to individual client needs. Our global booking centers give us a strong local presence that enable us to book client assets in multiple locations.

In Asia Pacific we aim to accelerate our growth. We continue to focus on Hong Kong and Singapore – the leading financial centers in the region – as well as on a selective presence in the major onshore markets, such as Japan and Taiwan. We continue to invest in our local presence in China to support us in capturing long-term growth opportunities.

In the emerging markets, we focus on Brazil, Mexico, Israel, Turkey, Russia and Saudi Arabia. As many of our clients from emerging markets prefer to book their assets in established financial centers, we are strengthening our coverage for them through our booking centers in the US, the UK and Switzerland.

In Europe, we combined our European offshore and onshore businesses to reflect the converging needs of clients in the region. This reorganization enables us to leverage our extensive Swiss product offering, while creating economies of scale and helping us to deal more efficiently with increased regulatory and fiscal requirements. Our growth ambition is underpinned by an established European footprint in all major booking centers.

In Switzerland, our wealth management operations’ close collaboration with our retail, corporate, asset management and

35

Operating environment and strategy

Our strategy

investment banking businesses gives us the foundation to expand our business, and provides our clients access to investment insight and research, products, capital markets and execution as well as to advisory capabilities. Our extensive branch network, including over 100 wealth management offices, fosters referrals from the Swiss corporate and retail client base as well as retail clients’ development to our wealth management operations as their wealth increases.

We aim to build on our position as market leader in the ultra high net worth segment, which remains one of our biggest growth contributors, by focusing on our clients’ individual goals and providing them with access to the infrastructure offered to our institutional clients – for example, direct access to the Investment Bank’s trading platforms. Also, within this segment, our Global Family Office Group provides this highly sophisticated client group with dedicated institutional coverage and global execution via dedicated specialist teams from both Wealth Management and the Investment Bank.

Our Global Financial Intermediaries (Global FIM) business supports more than 2,500 financial intermediaries in all major financial centers as a strategic business partner, offering professional investment advisory services, a global banking infrastructure and tailored solutions that enable them to advise their end-clients more effectively.

Organizational structure

Wealth Management is headquartered in Switzerland, with a presence in over 40 countries and approximately 200 wealth management and representative offices, half of which are outside Switzerland. As of the end of 2012, Wealth Management employed roughly 16,200 people worldwide, of whom approximately 4,100 were client advisors. The Wealth Management business unit is governed by executive, operating and risk committees and is primarily organized along regional lines with the business areas

Asia Pacific, Europe, Global Emerging Markets, Switzerland and Global Ultra High Net Worth. Our business is supported by the Chief Investment Officer and a global Investment Products & Services unit as well as central functions.

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

Products and services

Financial markets have changed fundamentally over the last few years and are characterized by a high degree of uncertainty and volatility. In these difficult market conditions our clients have become increasingly focused on protecting their assets and expect strong advisory support for their investment decisions. We are, therefore, continuing to develop our business model as a dynamic wealth manager with investment management capabilities at its core. This implies active relationships between our highly qualified client advisors and their clients. Systematic client profiling, suitable and well-performing investment ideas, portfolio monitoring and fast, focused communication are critical for our clients’ success. To this end, and with the ultimate goal of improving our clients’ investment performance, our global Chief Investment Office synthesizes the research and expertise of our global network of economists, strategists, analysts and investment specialists from across all business divisions and asset classes. They are present in many locations around the globe, closely monitoring financial developments as they occur. This enables us

36

Operating environment and strategy

to deliver insights faster and to bring local knowledge to our investment process. Using their analyses, the Chief Investment Officer establishes a UBS house view, which is vetted by our external partner network of some of the most successful money managers around the globe.

Our Investment Products & Services unit ensures our offerings are consistently adapted to market conditions by aligning our discretionary and advisory products with our Chief Investment Officer’s house view. Clients receive investment proposals directly related to this view, as well as solutions for alternative scenarios if they have different views on market trends. Those who opt for a discretionary mandate delegate the management of their assets to a team of professional portfolio managers. Clients who prefer to be actively involved in the management of their assets can choose an advisory mandate, in which investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. Our clients can also trade the full range of financial instruments from single securities, such as equities and bonds, to various investment funds, structured products and alternative investments. Additionally, we offer structured lending, corporate finance and wealth-planning advice on client needs such as funding for education, inheritance and succession.

We have also launched a number of initiatives to further improve our product offering, to enhance our solutions and to better align our fund and manager selection process and fee arrangements to the current legal and regulatory environment. These include switching fund and structured product holdings within our discretionary mandates into holdings that do not carry distribution fees and designing a new flat-fee offering for advisory clients.

Wealth Management’s products are aimed at delivering performance in various market scenarios and are developed from a wide range of sources including Investment Products & Services, Global Asset Management, the Investment Bank and third parties, as we operate with an open product platform. By aggregating private investment flows into institutional-size flows, we are in a position to offer our Wealth Management clients access to investments that would otherwise only be available to institutional clients.

Our integrated client service model allows client advisors to analyze our clients’ financial situation, and develop and implement systematic, tailored investment strategies. These strategies are regularly reviewed and are based on individual client profiles, which comprise all important investment criteria, including a given client’s life cycle needs, risk appetite and performance expectations. We continuously train our client advisors and provide them with ongoing support to ensure they present the best discretionary and advisory solutions to our clients.

As a global, integrated firm, we provide our clients with the investment advice, solutions and tools across all asset classes that best fit their individual needs.

Operating environment and strategy

Our strategy

Wealth Management Americas

Wealth Management Americas develops advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business

Wealth Management Americas is the leading wealth manager in the Americas in terms of financial advisor productivity and invested assets, and includes the domestic US and Canadian businesses as well as international business booked in the US. On 31 December 2012, the business division had USD 843 billion in invested assets.

Strategy and clients

Our goal is to be the best wealth management business in the Americas. As we continuously strive to achieve this, we must be both client-focused and advisor-centric. We deliver a fully integrated set of advice-based wealth management solutions and banking services through our financial advisors in key metropolitan markets to meet the needs of our target client segments: high net worth clients (USD 1 million to USD 10 million in investable assets) and ultra high net worth clients (more than USD 10 million in investable assets), while also serving the needs of the core affluent (USD 250,000 to USD 1 million in investable assets). We are committed to providing high-quality advice to our clients across all their financial needs by employing the best professionals in the industry, delivering the highest standard of execution, and running a streamlined and efficient business.

We believe we are uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. With a network of over 7,000 financial advisors and USD 843 billion in invested assets, we are large enough to be relevant, but focused enough to be nimble, enabling us to combine the advantages of large and boutique wealth managers. We aim to differentiate ourselves from competitors and be a trusted and leading provider of financial advice and solutions to our clients by

Operating environment and strategy

enabling our financial advisors to leverage the full resources of UBS, including unique access to wealth management research, a global Chief Investment Office, and solutions from our asset-gathering businesses and the Investment Bank. These resources are augmented by our commitment to an open architecture and our partnerships with many of the world’s leading third-party institutions. Moreover, our wealth management offerings are complemented by banking, mortgage and financing solutions that enable us to provide advice on both the asset and liability sides of our clients’ financial balance sheets.

We believe the long-term growth prospects of the wealth management business are attractive in the Americas, with high net worth and ultra high net worth expected to be the fastest growing segments in terms of invested assets in the region. In 2012, our strategy and focus led to an improvement in financial results, retention of high-quality financial advisors and net new money growth. Building on this progress, we aim for continued growth in our business by developing our financial advisors’ focus toward advice-based solutions, leveraging the global capabilities of UBS to clients by partnering with the Investment Bank and Global Asset Management, and delivering banking and lending services that complement our wealth management solutions. We also plan to continue investing in improved platforms and technology, while remaining disciplined on cost. We expect these efforts to enable us to achieve higher levels of client satisfaction, strengthen our client relationships, and lead to greater revenue productivity among our financial advisors and a more profitable business.

Organizational structure

Wealth Management Americas consists of branch networks in the US, Puerto Rico and Canada, with 7,059 financial advisors as of 31 December 2012. Most corporate and operational functions of the business division are located in the Wealth Management Americas home office in Weehawken, New Jersey.

In the US and Puerto Rico, Wealth Management Americas operates through direct and indirect subsidiaries of UBS AG. Securities and operations activities are conducted primarily through two registered broker-dealers, UBS Financial Services Inc. and UBS Financial Services Incorporated of Puerto Rico. Our banking services in the US include those conducted through the UBS AG branches and UBS Bank USA, a federally-regulated bank in Utah, which provides Federal Deposit Insurance Corporation (FDIC)-insured deposit accounts, collateralized lending services, mortgages and credit cards.

Canadian wealth management and banking operations are conducted through UBS Bank (Canada).

Competitors

Wealth Management Americas competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, trust companies and other financial services firms offering wealth management services to US and Canadian private clients, as well as foreign non-resident clients seeking wealth management services within the US. Our main competitors include the wealth management businesses of Bank of America, Morgan Stanley and Wells Fargo.

Products and services

Wealth Management Americas offers clients a full array of solutions that focus on the individual financial needs of each client. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, estate strategies, insurance, retirement and trusts and foundations with corresponding product offerings for each stage. Our advisors work closely with internal consultants in areas such as wealth planning, portfolio strategy, retirement and annuities, alternative investments, managed accounts, structured products,

Operating environment and strategy

Our strategy

banking and lending, equities and fixed income. Clients also benefit from our dedicated Wealth Management Research team, which provides research guidance to help support our clients’ investment decisions.

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

Operating environment and strategy

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, outstanding execution and comprehensive access to the world’s capital markets. We offer investment banking and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through our two business units, Corporate Client Solutions and Investor Client Services.

Business and clients

In October 2012, we announced a significant acceleration of the implementation of our strategy presented in November 2011. As part of this acceleration, starting from first quarter 2013 the Investment Bank has been reorganized into two distinct business units, Corporate Client Solutions and Investor Client Services, in order to align the delivery of our services and the execution of our strategy with the needs of our clients.

Corporate Client Solutions includes all advisory and financing solutions businesses, origination, structuring and execution, including equity and debt capital markets in service of corporate, financial and sponsor clients.

Investor Client Services includes execution, distribution and trading for institutional investors and provides support to Corporate Client Solutions and UBS’s wealth management businesses. It comprises our equities businesses, including prime brokerage, cross-asset class research capabilities and our foreign exchange franchise, precious metals, rates and credit businesses. The Investor Client Services unit also provides distribution and risk management capabilities required to support all of our businesses.

Our organizational model and strategy have been shaped to focus on the long-term strategic relationship with our clients, who will benefit from an integrated, solutions-led approach, combined with deep market insight, intellectual capital and global coverage and execution.

Strategy

We believe that current industry trends and the impact of the new regulatory environment reflect secular changes in our industry, which require a fundamental adjustment of our business mix and scale. Therefore the strategic transformation of our business will differentiate our franchise by satisfying our clients’ needs thanks to our focus on superior advice and execution. In this context we have re-focused our rates and credit platform while we continue to strengthen our advisory, capital markets, equities and foreign exchange businesses. The changes we have made will capitalize on our traditional strengths, while our clients will continue to benefit from our expertise, intellectual capital and global execution capabilities. To ensure the successful execution of our strategy, we will continue to invest in technology and hire talent selectively in key areas across the business.

To support our goal of earning attractive returns on capital, and to contribute to the improvement of the Group as a whole, we have decided to exit products and services in our fixed-income businesses that are capital-intensive, exhibit higher operational complexity and are not required for serving the clients of our Corporate Client Solutions franchise or our wealth management clients.

Consistent with the accelerated implementation of our strategy, the scope of our advisory and capital markets businesses remains unchanged, including our debt capital markets franchise. However, the existing business functions are being reorganized to focus on those industries and geographies that offer the best opportunities. Our foreign exchange business, including our emerging markets foreign exchange offering and our precious metals business, will continue to be a cornerstone of our services. We have refocused our credit and rates trading capabilities to support

Operating environment and strategy

Our strategy

our capital markets business on the basis of an intermediation model, much like in our equities and foreign exchange platforms. While we have transferred to the Corporate Center with the aim of exiting the most complex and capital-intensive products, we retain a comprehensive offering targeted at the clients of our core business. A franchise organized around intermediation will be well positioned to capture new trends in fast-changing markets which are posing challenges to traditional business models.

At the end of 2012 the Investment Bank, including the businesses we intend to exit, had pro-forma Basel III RWA of CHF 131 billion, representing a decrease of CHF 81 billion since the end of 2011. The accompanying reduction in our funded balance sheet was CHF 163 billion, a reduction of approximately 37% during 2012. As a result of the strategic changes and additional risk-weighted assets reductions, the Investment Bank started 2013 operating with approximately CHF 64 billion of pro-forma Basel III RWA. Operating with under CHF 70 billion of Basel III RWA and less than CHF 200 billion of funded assets, our Investment Bank aims to deliver a pre-tax return on attributed equity in excess of 15%, with a cost / income ratio of 65% to 85%.

As part of our strategy, we will continue to invest in technology while optimizing internal efficiencies: we have a comprehensive and targeted technology plan based on a long-term portfolio approach across businesses aiming at enhancing the effectiveness of our platform for clients. Our technology investment is focused on change-the-bank programs mainly in our Institutional Client Services business, while we continue to simplify all our platforms across business areas.

These structural changes will also lower our operating costs substantially by 2015 as part of a Group-wide effort to increase efficiency. Alongside the business exits, we are undertaking specific initiatives to simplify our product portfolio and production processes, achieve leaner front-to-back processes, and operate with a reduced real-estate footprint.

è	Please refer to the discussion about the “Acceleration of our strategic transformation” in the “Our strategy” section of this report for more information

Organizational structure

As of the end of 2012, we employed approximately 15,900 personnel in over 30 countries. We operate through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Significant recent acquisitions

In February 2013, after receiving the required regulatory approvals from the Brazilian government, UBS finalized its acquisition of Link Investimentos, a Brazilian financial services firm. UBS entered into an agreement to acquire Link Investimentos in 2010, in order to strengthen our commitment to the emerging markets by providing wealth management and investment banking services to private and institutional clients in Brazil, one of the world’s fastest growing economies.

Competitors

Our Investment Bank’s strategy and scope is unique, but other competing firms are active in many of the businesses and markets in which we still participate. For our leading equities, foreign exchange and corporate advisory businesses, our main competitors remain the major global investment banks, including Bank of America / Merrill Lynch, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

Products and services

Corporate Client Solutions

This business unit includes client coverage, advisory, debt and equity capital market solutions and financing solutions for corporate, financial institution and sponsor clients. Corporate Client Solutions works closely with Investor Client Services in the distribution and risk management of capital markets products. With a presence in all major financial markets, Corporate Client Solutions is managed by region and is organized on a matrix of country, industry sector and product banking professionals. Its main business lines are as follows:

–

The advisory group provides bespoke solutions to our clients’ most-complex strategic problems. This includes mergers and acquisitions advice and execution, as well as refinancing, spin-offs, exchange offers, leveraged buyouts, joint ventures, takeover defense, corporate broking and other advisory services.

–

Equity capital markets offers equity capital-raising services, as well as related derivative products and risk management solutions. The services include managing initial public offerings, follow-ons including rights issues and block trades, equity-linked transactions and other strategic equities solutions.

–

Debt capital markets helps corporate and financial institution clients in raising debt capital including investment grade and emerging market bonds, high-yield bonds, subordinated debt and hybrid capital. We also provide leveraged capital services, which include event-driven (acquisition, leveraged buy-out) loans, bonds and mezzanine financing. All debt products are provided alongside risk management solutions, including derivatives in close collaboration with our foreign exchange, rates and credit businesses.

–

Financing solutions works seamlessly in serving corporate and investor clients across the globe by providing customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance, special situations group and corporate lending, which aims to support our advisory-driven businesses.

Operating environment and strategy

Investor Client Services

The businesses in Investor Client Services, which include our equities business and our foreign exchange, rates and credit business, provide a comprehensive distribution platform with enhanced cross-asset delivery as well as specialist skills to our corporate, institutional and wealth management clients.

Equities

We are one of the world’s largest equities houses and a leading participant in the primary and secondary markets for cash equities and equity derivatives. We provide a full front-to-back product suite globally, including financing, execution, clearing and custody services. Our franchise employs a client-centric approach to serve hedge funds, asset managers, wealth management advisors, financial institutions and sponsors, pension funds, sovereign wealth funds and corporations globally. We distribute, structure, execute, finance and clear cash equity and equity derivative products. Our research franchise provides in-depth investment analysis on companies, sectors, regions, macroeconomic trends, public policy and asset-allocation strategies. The main business lines of the equities unit are as follows:

–

Cash equities provides clients with liquidity, investment advisory, trade execution and consultancy services, together with comprehensive access to primary and secondary markets, corporate management and subject matter experts. We offer full-service trade execution for single stocks and portfolios, including capital commitment, block trading, small cap execution and commission management services. In addition, we provide clients with a full suite of advanced electronic trading products, direct market access to over 150 venues worldwide, including low-latency execution, innovative algorithms and pre, post and real – time analytical tools. Our broker and intermediary services franchise offers execution and price improvement to retail wholesalers.

–

Equity derivatives provides a full range of flow and structured products, convertible bonds and strategic equity solutions with global access to primary and secondary markets. The franchise enables clients to manage risk and meet funding requirements through a wide range of listed, OTC, securitized and fund- wrapped products. We create and distribute structured products and notes for institutional and retail investors with investment returns linked to companies, sectors and indices across multiple asset classes, including commodities.

–

Financing services provides a fully-integrated platform for hedge fund clients, including prime brokerage, capital introduction, clearing and custody, synthetic financing and securities lending. In addition, we execute and clear exchange – traded derivatives across equities, fixed income and commodities in more than 60 markets globally.

Foreign exchange, rates and credit

This unit consists of our premier foreign exchange franchise and our market-leading precious metals business, as well as our rates and credit businesses. These businesses support the execution, distribution and risk management related to corporate and institutional client businesses, and also meet the needs of private wealth management clients via targeted intermediaries. The main business lines are as follows:

–

Foreign exchange provides a full range of G10 and emerging markets currency and precious metals services globally. We are a leading foreign exchange market-maker in the professional spot, forwards and options markets. We provide clients worldwide with first-class execution facilities (voice, electronic, algorithmic) coupled with premier advisory and structuring capabilities when tailored solutions best fit our clients’ positioning, hedging or liquidity management. Our presence in physical and non-physical precious metals markets has endured for almost a century. UBS’s award-winning teams provide quality, security and competitive pricing supported by a client-centric, one-stop shop approach that offers trading, investing and hedging across the spectrum of gold-, silver-, platinum- and palladium-related offerings.

–

Rates and credit encompasses sales and trading in a selected number of credit and rates products, such as standardized rates-driven products, interest-rate swaps and medium-term notes as well as government and corporate bonds. Our offering includes market-making capabilities in areas required to support our franchises in foreign exchange, equities, and our corporate and investor client base.

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

Business

Global Asset Management’s investment capabilities encompass equities, fixed income, currency, hedge funds, real estate, infrastructure and private equity. We also enable clients to invest in a combination of different asset classes through multi-asset strategies. Our fund services unit is a global fund administration business. Invested assets totaled CHF 581 billion and assets under administration by fund services were CHF 410 billion on 31 December 2012. Global Asset Management is a leading fund house in Europe, the largest mutual fund manager in Switzerland and one of the largest fund of hedge funds and real estate investment managers in the world.

Strategy

We work closely with our clients in pursuit of their investment goals with long-term performance as our focus. We continue to expand our strong third-party institutional business while also growing third-party wholesale distribution. We also remain committed to delivering distinctive products and solutions to the clients of UBS’s wealth management businesses.

We offer a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Over the past few years we have developed our indexed (or passive) capabilities, including exchange-traded funds, to meet growing demand for these strategies from both institutional and individual investors. Around one-fifth of our invested assets now fall into this category.

We continue to expand our successful alternatives platform, building on our established positions in real estate and fund of hedge funds businesses.

The current environment and near-term outlook are characterized by market uncertainty, investor risk appetite that remains vulnerable to macro-economic developments, and low interest rates. The diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing industry growth opportunities.

The long-term outlook for the asset management industry remains good, with three main drivers indicating inflows into the industry: (i) the global economic downturn in recent years has reduced the assets of both working and retired people, thus increasing future savings requirements; (ii) governments are continuing to reduce support for pensions and benefits leading to a

Business structure

Investment capabilities are globally coordinated with boutique-like discretion and accountability ...

Equities	Fixed income	Global investment solutions	Alternative and quantitative investments	Global real estate	Infrastructure and private equity	Fund services

... with client-focused distribution teams ...

Americas	Asia Pacific	Europe	Switzerland

Global sovereign markets[1]

... and supported by global functions

Financial control[2]	Legal & compliance[2]	Risk control[2]	Human resources[2]	IT2	Operations[2]	Communications[2]	COO functions including strategic planning

1  Works in close coordination with region heads and the Pan Asia Institutional team.   2  Reports to UBS Group functional head.

Operating environment and strategy

need for greater private provision; and (iii) emerging markets are becoming an ever more important asset pool.

Organizational structure

The “Business structure” chart shows the investment, distribution and support structure of the business division. We employ around 3,800 personnel in 24 countries, and have our principal offices in London, Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo and Zurich.

Significant recent acquisitions and business transfers

–	In December 2012, Global Asset Management announced the sale of its book of Canadian domestic business to Fiera Capital Corporation. The transaction was completed in January 2013.
–	In January 2012, the Jersey-based fund services business was transferred from Wealth Management to Global Asset Management.
–

In October 2011, Global Asset Management completed the acquisition of the ING Investment Management Limited business in Australia. This initially operated as a subsidiary of UBS Global Asset Management (Australia) Ltd and, following the sale of parts of the business, was fully integrated during 2012.

–	In October 2010, UBS increased its holding in UBS Real Estate Kapitalanlagegesellschaft mbH (KAG), a Global Asset Management joint venture with Siemens in Munich, Germany, to 94.9% from 51.0%.

Competitors

Our competitors include global firms with wide-ranging capabilities, such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management and Goldman Sachs Asset Management.

Most of our other competitors are more regional or local niche players that focus mainly on one asset class, particularly in the real estate, hedge fund, infrastructure or private equity investment areas.

Clients and markets

Global Asset Management serves third-party institutional and wholesale clients, and the clients of UBS’s wealth management businesses. As shown in the “Invested assets by channel” chart, at 31 December 2012 approximately 68% of invested assets originated from third-party clients, including institutional clients (e.g. corporate and public pension plans, governments and their central banks) and wholesale clients (e.g. financial intermediaries and distribution partners). A further 32% originated from UBS’s wealth management businesses.

Products and services

Global Asset Management’s business lines are: traditional investments (equities, fixed income and global investment solutions); alternative and quantitative investments; global real estate; infrastructure and private equity; and fund services. Revenues and key performance indicators are reported according to these business lines and a breakdown is shown in the “Invested assets by business line” chart.

The investment teams operate in a boutique-like structure and the “Investment capabilities and services” chart illustrates their distinct offerings. These can be delivered in the form of segregated, pooled and advisory mandates, along with a very large range of registered investment funds, exchange-traded funds and

Operating environment and strategy

Our strategy

Investment capabilities and services

Equities	Fixed income	Global investment solutions	Alternative and quantitative investments	Global real estate	Infrastructure and private equity	Fund services
Core, global, regional, country, emerging markets	Global	Global	Single-manager hedge funds	Global	Direct infrastructure investment	Fund/product set-up
	Country and regional	Country and regional		Country and regional		NAV calculation
Opportunity/high alpha	Money market	Asset allocation	Multi-manager hedge funds	Income, core, value-added and opportunistic strategies	Infrastructure fund of funds	Middle office services
Small cap, sector, thematic, sustainable	Short duration	Currency management			Private equity fund of funds	Reporting
	Core and core plus	Return and risk targeted	Advisory services	Multi-manager funds		Investor services
Growth style – global, US, emerging markets	Sector specific	Structured portfolios	Quantitative	Listed securities		Private labeling
	Emerging markets	Risk management	Active commodities, multi-manager	Farmland		International distribution support
Long/short, unconstrained, market neutral	High yield	Advisory services
	Indexed, EFTs	Multi-manager				Ancillary services for fund of hedge funds
Rules-based, high dividend	Unconstrained
Indexed, ETFs	Customized solutions
Multi-strategy

other investment vehicles in a wide variety of jurisdictions and across all major asset classes.

–

Equities offers a wide spectrum of investment strategies with varying risk and return objectives. These are delivered by distinct investment teams, each with dedicated research and portfolio construction resources, which are organized around regional capabilities and styles: global, US, Europe, APAC & emerging markets, growth, and structured beta & indexing. Strategies include core, unconstrained, long-short, small cap, sector, thematic, indexed, rules-based and other specialized strategies.

–

Fixed income offers a diverse range of global, regional and local market-based investment strategies. Its capabilities include single-sector strategies such as government and corporate bond portfolios, multi-sector strategies such as core and core plus bond, and extended sector strategies such as high yield and emerging market debt. In addition to this suite of traditional fixed income offerings, the team also manages unconstrained fixed income, currency strategies and customized solutions.

–

Global investment solutions offers active asset allocation, currency, multi-manager, structured solutions, risk advisory and strategic investment advisory services. It manages a wide array of regional and global multi-asset investment strategies across the full investment universe and risk / return spectrum, structured portfolios, convertible bonds and absolute return strategies. Through its risk management and strategic investment advisory services, the team supports clients in a wide range of investment-related functions.

–

Alternative and quantitative investments has two primary business lines – Alternative Investment Solutions (AIS) and O’Connor. AIS offers a full spectrum of hedge fund solutions and advisory services including multi-manager strategies. O’Connor is a key provider of single-manager global hedge funds.

–

Global real estate actively manages real estate investments globally and regionally within Asia Pacific, Europe and the US, across the major real estate sectors. Its capabilities are focused on core and value-added strategies but also include other strategies across the risk / return spectrum.

–

Infrastructure and private equity manages direct infrastructure investment and multi-manager infrastructure and private equity strategies for both institutional and high net worth investors. Infrastructure asset management manages direct investments in core infrastructure assets globally. Alternative Funds Advisory (AFA) infrastructure and AFA private equity construct broadly diversified fund of funds portfolios across the infrastructure and private equity asset classes, respectively.

–

Fund services, our global fund administration business, offers a comprehensive range of flexible solutions including fund setup, reporting and accounting for traditional investment funds, managed accounts, hedge funds, private equity funds and other alternative structures.

Operating environment and strategy

Distribution

Our capabilities and services are distributed through our regional business structure (Americas, Asia Pacific, Europe and Switzerland) as detailed in the “Business structure” chart. A breakdown of invested assets across these regions is shown in the “Invested assets by region” chart.

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

Business

Our Retail & Corporate business unit provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland, and maintains a leading position in these client segments. As shown in the “Business mix” chart, Retail & Corporate generates stable profits which contribute substantially to the overall financial performance of the Group. We are amongst the leading players in the retail and corporate loan market in Switzerland, with a highly collateralized lending portfolio of CHF 137 billion on 31 December 2012, as shown in the “Loans, gross” chart. This portfolio is managed conservatively, focusing on profitability and credit quality rather than market share.

Our Retail & Corporate unit constitutes a central building block for the universal bank model of UBS Switzerland. It supports our other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Together, these actions contribute significantly to Group profitability. Furthermore, Retail & Corporate leverages the cross-selling potential of products and services provided by our asset-gathering and investment banking businesses. In addition, Retail & Corporate manages a substantial part of our Swiss infrastructure and Swiss banking product platform, which are both leveraged by our other businesses.

Strategy and clients

We aspire to be the bank of choice for retail clients in Switzerland by delivering value-added services. Currently, we serve every third Swiss household. Our distributional network comprises nearly 300 branches, 1,250 automated teller machines including self-service terminals, and four customer service centers as well as state-of-the-art electronic and mobile banking services. In order to further improve our clients’ experience, we continue to invest in our distribution network by refurbishing our branches and adding new functionalities to our electronic and mobile banking service offering. Moreover, we are continuously refining our suite of life-cycle-based products to provide our clients with tailored solutions to meet their particular needs in their different stages of life. With regard to execution, we ensure a client-focused and efficient sales process.

Our size in Switzerland and the diversity of businesses we operate put us in an advantageous position to serve all our clients’ complex financial needs in an integrated and efficient way. We aim to be the main bank of corporate and institutional clients ranging from small and medium-size enterprises to multinationals, and from pension funds and commodity traders to banks and insurers. We serve almost one in two Swiss companies, including more than 85% of the 1,000 largest Swiss corporations, as well as one in three pension funds in Switzerland, including 75 of the

Operating environment and strategy

largest 100. We strive to further expand and leverage our transaction banking capabilities (e.g. payment and cash management services, custody solutions, trade and export finance). In addition, we plan to increase our presence and grow in the commodities trade finance business. Combining the universal bank approach with our local market expertise across all Swiss regions enables us to optimize our client service by providing access to all UBS capabilities.

As the leading retail and corporate banking business in Switzerland, we understand the importance of our role in supporting the needs of our clients. We have successfully implemented structures and processes to simplify our service commitments across the business, including streamlining our processes, reducing the administrative burden on our client advisors and enhancing their long-term productivity without compromising our risk standards.

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

Competitors

In the Swiss retail banking business, our competitors are Raiffeisen, the cantonal banks, Credit Suisse, Postfinance, and other regional and local Swiss banks.

In the Swiss corporate and institutional business, our main competitors are Credit Suisse, the cantonal banks and foreign banks in Switzerland.

Products and services

Our retail clients have access to a life cycle-based comprehensive offering, comprising easy-to-understand products including cash accounts, payments, savings and retirement solutions, investment fund products, residential mortgages, a bonus program and advisory services. We provide financing solutions to our corporate clients, offering access to equity and debt capital markets, syndicated and structured credit, private placements, leasing and traditional financing. Our transaction banking offers solutions for payments and cash management services, trade and export finance, receivable finance, as well as global custody solutions to institutional clients. Close collaboration with our client-centric Investment Bank is a key building block in our universal bank strategy that enables us to offer capital market products, foreign exchange products, hedging strategies (currency, interest rates, and commodities) and trading (equities and fixed income, currencies and commodities), as well as to provide corporate finance advice in fields such as mid-market mergers and acquisitions, corporate succession planning and real estate. We also cater to the asset management needs of institutional clients by offering portfolio management mandates, strategy execution and fund distribution.

Operating environment and strategy

Our strategy

Corporate Center

The Corporate Center enables UBS to operate cohesively and effectively by providing and managing support and control functions for the business divisions and the Group.

Objectives

The Corporate Center provides the business divisions with Group-level control in the areas of finance, risk, legal and compliance, and Group-wide shared service functions comprising support and logistics functions. We strive to maintain effective corporate governance processes, including compliance with relevant regulations, ensuring an appropriate balance between risk and return. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and the Legacy Portfolio.

In 2012, the Group-wide shared service functions in the Corporate Center – Core Functions, comprising information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical security as well as information security and offshoring, were extended by the integration of all Group-wide operations under the leadership of the Group Chief Operating Officer (Group COO).

The Corporate Center – Legacy Portfolio encompasses certain centrally managed positions, including the SNB StabFund option and a portfolio of legacy assets. It is overseen by a committee consisting of the Group Chief Executive Officer, Group Chief Financial Officer and the Group Chief Risk Officer. Starting with reporting for the first quarter of 2013, non-core businesses previously part of the Investment Bank will also be reported in the Corporate Center – Legacy Portfolio. As a result, from 2013 this unit will be known as Corporate Center – Non-core and Legacy Portfolio.

At the end of 2012, there were 25,255 employees across all Corporate Center functions. The majority of the treasury income, operating expenses and personnel associated with the activities within Corporate Center – Core Functions are re-allocated to the business divisions for which the respective services are performed.

In 2012, the Corporate Center focused on increasing operational efficiency, optimizing organizational design related to the accelerated implementation of our strategy announced in October 2012 and responding to the evolving regulatory environment. We implemented a new integrated approach to governing regulatory and strategic change initiatives and introduced a new Operational Risk Control Framework that encompasses all control requirements, front-to-back responsibilities and strengthens the supervisory framework. Overall, the integrated structure helps us to maintain independent control functions and a core platform from which we continually create synergies and enhance shareholder value.

Organizational structure

Corporate Center – Core Functions consists of the control functions Group Finance, Group Risk, and Group General Counsel, in addition to the shared services functions.

Group Chief Financial Officer

The Group Chief Financial Officer (Group CFO) is responsible for ensuring transparency in, and assessment of, the financial performance of UBS Group and its business divisions, for UBS Group’s financial reporting, forecasting, planning and controlling processes. He also provides advice on financial aspects of strategic projects and transactions. The Group CFO has management responsibility over the divisional and the UBS Group financial control functions. The Group CFO is responsible for the management and control of UBS’s tax affairs and for treasury and capital management, including management and control of funding and liquidity risk and UBS’s regulatory capital ratios. After consultation with the Audit Committee of the Board of Directors (BoD), the Group CFO makes proposals to the BoD regarding the standards for accounting adopted by UBS and defines the standards for financial reporting and disclosure. Together with the Group Chief Executive Officer (Group CEO), the Group CFO provides external certifications

50

Operating environment and strategy

under sections 302 and 404 of the Sarbanes-Oxley Act 2002, and, in coordination with the Group CEO, manages relations with analysts and investors.

Group Chief Operating Officer

The Group COO manages the shared service functions of the Group, including the management and control of Group-wide operations, information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical as well as information security and offshoring. In addition, the Group COO supports the Group CEO in developing our strategy and addressing regulatory and strategic issues. The Group COO also oversees the business and strategic planning of shared services.

Group Chief Risk Officer

The Group Chief Risk Officer (Group CRO) develops and implements principles and appropriate independent control frameworks for credit, market, country and operational risks within the Group. In particular, the Group CRO formulates and implements the frameworks for risk capacity and appetite, risk measurement, portfolio controls and risk reporting, and has management responsibility over the divisional and Group risk control functions. He implements the risk control mechanisms as determined by the BoD, the BoD Risk Committee or the Group CEO. In addition, the Group CRO approves transactions, positions, exposures, portfolio limits and provisions in accordance with the delegated risk control authorities, and monitors and challenges the firm’s risk-taking activities.

Group General Counsel

The Group General Counsel (Group GC) is responsible for legal and compliance matters, policies and processes, and for managing the legal and compliance function for the UBS Group. The Group GC is responsible for reporting legal and compliance risks and material litigation, for managing litigation and special and regulatory investigations, and for ensuring that we meet relevant legal requirements and regulatory standards in the conduct of our business. The Group GC also assumes responsibility for establishing a Group-wide management and control process for our relationship with regulators, in close cooperation with the Group CRO and the Group CFO where relevant, and for maintaining the relationships with our key regulators with respect to legal and compliance matters.

Operating environment and strategy

Regulation and supervision

Regulation and supervision

The Swiss Financial Market Supervisory Authority (FINMA) is UBS’s home country regulator and consolidated supervisor. As a financial services provider with a global footprint, we are also regulated and supervised by the relevant authorities in each of the jurisdictions in which we conduct business. The following sections describe the regulation and supervision of our business in Switzerland and the regulatory and supervisory environments in the US and the UK, our next two largest areas of operation.

Regulation and supervision in Switzerland

The Swiss Federal Law on Banks and Savings Banks of 8 November 1934, as amended (Banking Act), and the related Swiss Federal Ordinance on Banks and Savings Bank of 17 May 1972, as amended (Banking Ordinance), provide the legal basis for banking in Switzerland. Based on the license obtained under this framework, we may engage in a full range of financial service activities, including retail banking, commercial banking, investment banking and asset management in Switzerland. The Banking Act, Banking Ordinance and the Financial Market Supervision Act of 22 June 2007, as amended, establish a framework for supervision by FINMA, empowering it to issue its own ordinances and circular letters, which contribute to shaping the Swiss legislative framework for banks.

In 2010, the Swiss Federal Council and FINMA incorporated the enhancements to the Basel Capital Accord issued by the Basel Committee on Banking Supervision on 13 July 2009 (so-called Basel 2.5) into the Capital Adequacy Ordinance of 29 September 2006 (and related circular letters). The enhanced capital adequacy rules became effective on 1 January 2011. In autumn 2011, the Swiss Parliament amended the legal framework for banks to address the lessons learned from the financial crisis and, in particular, the “too-big-to-fail” issue. The amended sections are applicable to the largest Swiss banks, including UBS, and contain specific capital requirements and provisions to ensure that systemically relevant functions can be maintained in case of insolvency. In addition, and in line with global requirements, we are required to produce and update recovery and resolution plans aimed at increasing the firm’s resilience further in the case of a crisis, and provide FINMA and other regulators with information on how the firm could be resolved in the event of an unsuccessful recovery. These new sections entered into force on 1 March 2012. Switzerland implemented the Basel III Accord by means of a complete review of the Capital Adequacy Ordinance and related FINMA rules. In addition, a number of other amendments have been made to the Banking Ordinance and the Capital Adequacy Ordinance, which came into effect on 1 January 2013.

è	Refer to the “Capital management” section of this report for more information about capital requirements

The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector defines a common standard for due diligence obligations to prevent money laundering for the whole financial sector.

The legal basis for the investment funds business in Switzerland is the Swiss Federal Act on Collective Investment Schemes (Collective Investment Schemes Act) of 23 June 2006, which came into force on 1 January 2007. FINMA, as supervisory authority for investment funds in Switzerland, is responsible for the authorization and supervision of the institutions and investment funds subject to its control.

In our capacity as a securities broker and as an issuer of shares listed in Switzerland, we are governed by the Federal Act on Stock Exchanges and Securities Trading of 24 March 1995. FINMA is the competent supervisory authority with respect to securities brokering.

FINMA fulfills its statutory supervisory responsibilities through the instruments of licensing, regulation, monitoring, and enforcement. Generally, prudential supervision in Switzerland is based on a division of tasks between FINMA and authorized audit firms. Under this two-tier supervisory system, FINMA has the responsibility for overall supervision and enforcement measures while the authorized audit firms carry out official duties on behalf of FINMA. The responsibilities of external auditors encompass the audit of financial statements, the review of banks’ compliance with all prudential requirements and on-site audits.

We are classified as a “big bank” due to our size, complexity, organization and business activities, as well as our importance to the financial system. As a big bank, we are subject to more rigorous supervision than other banks. We are directly supervised by the FINMA group “Supervision of UBS,” which is supported by teams specifically monitoring investment banking activities, risk management, as well as solvency and capital aspects. Supervisory tools include numerous meetings with management and information exchange encompassing all control and business areas, independent assessments through review activities, and a regular exchange of views with internal audit functions, external auditors and important host supervisors. In recent years, FINMA has implemented the recommendations issued by the Financial Stability Board and the Basel Committee on Banking Supervision, and complemented the Supervisory College with the UK Financial Services Authority (FSA) and the Federal Reserve Bank of New York (FRBNY), established in 1998 to promote supervisory cooperation and coordination, with a General Supervisory College – including more than a dozen of UBS host regulatory agencies – and a Crisis

52

Operating environment and strategy

Management College (which is also attended by representatives from the Swiss National Bank [SNB] and the Bank of England).

The SNB contributes to the stability of the financial system through macro-prudential measures and monetary policy, providing also liquidity to the banking system. It does not exercise any banking supervision and is not responsible for enforcing banking legislation, but works together with FINMA in the following areas: (i) assessment of the soundness of systemically important banks, (ii) regulations that have a major impact on the soundness of banks, including liquidity, capital adequacy and risk distribution provisions, where they are of relevance for financial stability, and (iii) contingency planning and crisis management. FINMA and the SNB exchange information and share opinions about the soundness of the banking sector and systemically important banks, and are authorized to exchange information and documents that are not publicly accessible if they require these in order to fulfill their tasks. With regard to systemically important banks, the SNB may also carry out its own enquiries and request information directly from the banks. In addition, the SNB has been tasked by parliament with the designation of systemically relevant banks and their systemically relevant functions in Switzerland.

è	Refer to the “Regulatory developments” and “Risk factors” sections of this report for more information

Regulation and supervision in the US

Our operations in the US are subject to a variety of regulatory regimes. We maintain branches in several states, including Connecticut, Illinois, New York and Florida. These branches are licensed either by the Office of the Comptroller of the Currency or the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US branches. Only the deposits of our subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions on their operations, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.

The licensing authority of each state-licensed US branch of UBS AG has the authority, in certain circumstances, to take possession of the business and property of UBS located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as we maintain one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of all the US operations of UBS under broadly similar circumstances, as well as in the event that a judgment against a federally licensed branch remains unsatisfied. This federal power may pre-empt the state insolvency regimes that would otherwise be applicable to our state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS pursuant to federal law in the event of a UBS insolvency, all US assets of UBS would generally be applied first to satisfy creditors of these US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.

In addition to the direct regulation of our US banking offices, because we operate US branches, we are subject to oversight regulation by the Board of Governors of the Federal Reserve System under various laws (including the International Banking Act of 1978 and the Bank Holding Company Act of 1956). On 10 April 2000, UBS was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) the Group, our US subsidiary federally chartered trust company and our US subsidiary bank located in Utah are required to meet certain capital ratios, (ii) our US branches, our US subsidiary federally chartered trust company, and our US subsidiary bank located in Utah are required to meet certain examination ratings, and (iii) our subsidiary bank in Utah is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1997.

A major focus of US governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing. Regulations applicable to UBS and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their clients. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences, both in legal terms and in terms of our reputation.

In the US, UBS Securities LLC and UBS Financial Services Inc., as well as our other US-registered broker-dealer entities, are subject to regulations that cover all aspects of the securities business, including: sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure, record-keeping, the financing of clients’ purchases, and the conduct of directors, officers and employees.

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

53

Operating environment and strategy

Regulation and supervision

local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. FINRA covers a broad spectrum of securities matters, including: registering and educating industry participants, examining securities firms, writing rules, enforcing those rules and the federal securities laws, informing and educating the investing public, providing trade reporting and other industry utilities, and administering a dispute resolution forum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the NYSE, the American Stock Exchange and the Chicago Climate Exchange. The SEC’s mission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation. The SEC oversees the key participants in the securities world, including securities exchanges, securities brokers and dealers, investment advisors, and mutual funds.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) impacts the financial services industry by addressing, among other issues, the following: (i) systemic risk oversight, (ii) bank capital standards, (iii) the liquidation of failing systemically significant financial institutions, (iv) OTC derivatives, (v) the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), (vi) consumer and investor protection, (vii) hedge fund registration, (viii) securitization, (ix) investment advisors, (x) shareholder “say on pay,” and (xi) the role of credit-rating agencies. Many of the provisions of the Dodd-Frank Act will affect the operation of UBS’s US banking operations as well as our non-banking entities. The details of the legislation and its impact on UBS’s operations depend on the final regulations being adopted by various agencies and oversight boards.

è	Refer to the “Regulatory developments” and “Risk factors” sections of this report for more information

Regulation and supervision in the UK

Our operations in the UK are mainly regulated by the FSA, which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses. UBS AG, London Branch is regulated by both the FSA and FINMA.

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

The UK government has committed to changing the current regulatory structures, including splitting responsibility for prudential regulation and conduct of business regulation and the replacement of the FSA with new regulatory bodies, namely the Prudential Regulation Authority (reporting to the Bank of England) and the Financial Conduct Authority (the legal continuation of the FSA). This split will take effect in early 2013, formalizing the existing internal separation of supervisory responsibility for prudential and conduct business regulation, implemented in April 2012.

è	Refer to the “Regulatory developments” and “Risk factors” sections of this report for more information

Operating environment and strategy

Risk factors

Certain risks, including those described below, may impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not presently aware or which we currently do not consider to be material could also impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Regulatory and legislative changes may adversely affect our business and ability to execute our strategic plans

Fundamental changes in the laws and regulations affecting financial institutions could have a material and adverse effect on our business. In the wake of the 2007–2009 financial crisis and the continuing instability in global financial markets, regulators and legislators have proposed, have adopted, or are actively considering, a wide range of changes to these laws and regulations. These measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. They include the following:

–	significantly higher regulatory capital requirements;
–	changes in the definition and calculation of regulatory capital;
–	changes in the calculation of risk-weighted assets (RWA);
–	the introduction of a more demanding leverage ratio;
–	new or significantly enhanced liquidity requirements;
–	requirements to maintain liquidity and capital in jurisdictions in which activities are conducted and booked;
–	limitations on principal trading and other activities;
–	new licensing, registration and compliance regimes;
–	limitations on risk concentrations and maximum levels of risk;
–	taxes and government levies that would effectively limit balance sheet growth or reduce the profitability of trading and other activities;
–	a variety of measures constraining, taxing or imposing additional requirements relating to compensation;
–	adoption of new liquidation regimes intended to prioritize the preservation of systemically significant functions;
–	requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to manage, restructure, disassemble or liquidate; and
–	requirements to adopt risk governance structures at a local jurisdiction level.

A number of measures have been adopted and will be implemented over the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there is a high level of uncertainty regarding a number of the measures referred to above, including whether (or the form in which) they will be adopted, the timing and content of implementing regulations and interpretations and/or the dates of their effectiveness.

Notwithstanding attempts by regulators to coordinate their efforts, the measures adopted or proposed differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. The absence of a coordinated approach, moreover, disadvantages institutions headquartered in jurisdictions that impose relatively more stringent standards. Switzerland has adopted capital and liquidity requirements for its major international banks that are the strictest among the major financial centers. This could disadvantage Swiss banks such as UBS when they compete with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

Regulatory and legislative changes in Switzerland

In September 2011, the Swiss parliament adopted the “too-big-to-fail” law to address the issues posed by large banks. The law became effective on 1 March 2012. Accordingly, Swiss regulatory change efforts have generally proceeded more quickly than those in other major jurisdictions, and the Swiss Financial Market Supervisory Authority (FINMA), the Swiss National Bank (SNB) and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as UBS, than those adopted or proposed by regulatory authorities in other major global financial centers.

The provisions of the revised banking ordinance and capital adequacy ordinance implementing the Swiss “too-big-to-fail” law became effective on 1 January 2013. These ordinances implement capital requirements that increase or decrease in proportion to UBS’s (i) market share in Switzerland and (ii) total exposure, a metric that measures balance sheet size. This could in effect result in higher or lower capital adequacy requirements than the 19% of Basel III RWA that has been publicly discussed. As we have previously announced, our total capital requirements are expected to fall to 17.5% reflecting the planned decrease in total exposure as part of the acceleration of our strategy announced in October 2012. Actions and interpretations of governmental authorities may affect the calculation of our capital ratios and increase our effective capital requirements. For example, we expect approximately CHF 2–3 billion to be added to our RWA each year from 2013 through 2019 as a result of FINMA’s decision to apply a

Operating environment and strategy

Risk factors

bank-specific multiplier for banks using the internal ratings-based approach when calculating RWA for Swiss retail mortgages. In addition, a 1% countercyclical buffer on RWA arising from Swiss residential mortgages will be effective from September 2013.

The new banking and capital adequacy ordinances also contain, among other things, provisions regarding emergency plans for systemically important functions, recovery and resolution planning and intervention measures that may be triggered when certain capital thresholds are breached. Those intervention levels may be set at higher capital levels than under current law, and may depend upon the capital structure and type of buffer capital the bank will have to issue to meet the specific Swiss requirements.

If we are not able to demonstrate that our systemically relevant functions in Switzerland can be maintained even in case of a threatened insolvency, FINMA may impose more onerous requirements on us. Although the actions that FINMA may take in such circumstances are not yet defined, we could be required directly or indirectly, for example, to alter our legal structure (e.g. to separate lines of business into dedicated entities, with limitations on intra-group funding and certain guarantees), or in some manner to further reduce business risk levels. The law also provides that the largest banks will be eligible for a capital rebate if they take actions that facilitate recovery and resolvability beyond ensuring that the systematically important functions are maintained in case of insolvency. Such actions would likely include an alteration of the legal structure of a bank group in a manner that would insulate parts of the group from exposure to risks arising from other parts of the group, thereby making it easier to dispose of certain parts of the group in a recovery scenario, or to liquidate or dispose of certain parts of the group in a resolution scenario, without necessarily adversely affecting other parts.

Due to recent changes in Swiss regulatory requirements, and due to liquidity requirements imposed by certain other jurisdictions in which we operate, we have been required to maintain substantially higher levels of liquidity overall than had been our usual practice in the past. Like increased capital requirements, higher liquidity requirements make certain lines of business, particularly in the Investment Bank, less attractive and may reduce our overall ability to generate profits.

Regulatory and legislative changes outside Switzerland

Regulatory and legislative changes in other locations in which we operate may subject us to a wide range of new restrictions both in individual jurisdictions and, in some cases, globally.

    Some of these regulatory and legislative changes may subject us to requirements to move activities from UBS AG branches into subsidiaries. Such “subsidiarization” can create operational, capital and tax inefficiencies, increase our aggregate credit exposure to counterparties as they transact with multiple UBS AG affiliates, expose our businesses to higher local capital requirements, and potentially give rise to client and counterparty concerns about the credit quality of the subsidiary. Such changes could also negatively impact our funding model and severely limit our booking flexibility. For example, we have significant operations in the UK and use UBS AG’s London branch as a global booking center for many types of products. We are being required by the UK Financial Services Authority and by FINMA to increase very substantially the capitalization of our UK bank subsidiary, UBS Limited, and expect to be required to change our booking practices to reduce or even eliminate our utilization of UBS AG London branch as a global booking center for the ongoing business of the Investment Bank. In addition, the UK Independent Commission on Banking has recommended structural and non-structural reforms of the banking sector, most of which have been endorsed by the UK government. Key measures proposed include the ring-fencing of retail activities in the UK, additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance of debt subject to “bail-in” provisions. The applicability and implications of such changes to offices and subsidiaries of foreign banks are not yet entirely clear, but they could have a material effect on our businesses located or booked in the UK.

    The adoption of the Dodd-Frank Act in the US will also affect a number of our activities, as well as those of other banks. The implementation of the Volcker Rule as of July 2012, for example, is one reason for our exiting equities proprietary trading business segments within the Investment Bank. For other trading activity, we expect that we will be required to implement a compliance regime, including the calculation of detailed metrics for each trading book, and may be required to implement a compliance plan globally. Depending on the nature of the final rules, as well as the manner in which they are implemented, the Volcker Rule could have a substantial impact on market liquidity and the economics of market-making activities. The Volcker Rule also broadly limits investments and other transactional activities between banks and covered funds. The proposed implementing regulations both expand the scope of covered funds and provide only a very limited exclusion for activities of UBS outside the US. If adopted as proposed, the regulations could limit certain of our activities in relation to funds, particularly outside the US. Moreover, at the end of 2012, the Federal Reserve issued proposed rules for foreign banking organizations in the US (sections 165 and 166 of Dodd-Frank Act) that include (i) a requirement for an intermediate holding company to hold US subsidiary operations, (ii) risk-based capital and leverage requirements, (iii) liquidity requirements (both substantive and procedural), (iv) single-counterparty credit limits, (v) risk management and risk committee requirements, (vi) stress test requirements, including public disclosure of the results, (vii) a debt-to-equity limit, and (viii) a framework for early remediation of financial weaknesses. The proposal would impose different requirements based on the overall size of the foreign banking organization and the size of its US-based assets. If the rules are adopted as proposed, UBS would be subject to the most stringent requirements based on the current size of its global and US operations.

    In addition, in 2009 the G20 countries committed to require all standardized over-the-counter (OTC) derivative contracts to be traded on exchanges or trading facilities and cleared through cen-

Operating environment and strategy

tral counterparties by the end of 2012. This commitment is being implemented through the Dodd-Frank Act in the US and corresponding legislation in the European Union and other jurisdictions, and will have a significant impact on our OTC derivatives business, primarily in the Investment Bank. For example, we expect that, as a rule, the shift of OTC derivatives trading to a central clearing model will tend to reduce profit margins in these products, although some market participants may be able to offset this effect with higher trading volumes in commoditized products. Although we are preparing for these thematic market changes, they are likely to reduce the revenue potential of certain lines of business for market participants generally, and we may be adversely affected.

UBS AG registered as a swap dealer in the US at the end of 2012 enabling the continuation of swaps business with US persons. Regulations issued by the Commodity Futures Trading Commission (CFTC) impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. The CFTC has granted time-limited relief to initially limit the scope of new requirements to transactions with US persons. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, are expected to apply to UBS AG globally once this time-limited relief expires. Application of these requirements to UBS’s swaps business with non-US persons will present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to UBS outside of the United States and may place UBS at a competitive disadvantage to firms that are not CFTC-registered swap dealers. The Securities and Exchange Commission (SEC) is expected to propose rules for the extraterritorial application of its regulation of securities-based swaps in the first half of 2013, and to require registration of securities-based swap dealers in the US following adoption of such rules. SEC regulation of securities-based swaps may present similar risks to CFTC rules.

The effect on business booked or conducted by UBS in whole or in part outside the US cannot yet be determined fully because many of the regulations that must be adopted to implement the Dodd-Frank Act have not yet been finalized.

    In many instances, UBS provides services on a cross-border basis. Efforts in the European Union (EU) to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. For instance, the proposed harmonization of third-country access provisions under the revised European MiFID II/MiFIR framework would make it materially more difficult for UBS to service wealth management clients in Europe. As these requirements are still being developed and revised, the effect on our business with clients domiciled or booked in the EU is difficult to predict.

Resolution and recovery; bail-in

We are currently required to produce recovery and resolution plans in the US, UK, Switzerland and Germany and are likely to face similar requirements for our operations in other jurisdictions, including our operations in the EU as a whole as part of the proposed EU Recovery and Resolution Directive. Resolution plans may increase the pressure for structural change if our analysis identifies impediments that are not acceptable to regulators. Such structural changes may negatively impact our ability to benefit from synergies between business units, and if they include the creation of separate legal entities may have the other negative consequences mentioned above with respect to “subsidiarization”.

In addition a number of jurisdictions, including Switzerland, the US, the UK and the EU, have implemented or are considering implementing changes that would allow resolution authorities to convert debt into equity in a so-called “bail-in”. The scope of bail-in authority and the legal mechanisms that would be utilized for the purpose are subject to a great deal of development and interpretation. Depending upon the outcome, bail-in authority may have a significant effect on UBS’s funding costs.

The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect on our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on our ability to compete with other financial institutions. They are likely to be costly to implement and could also have a negative impact on our legal structure or business model. Finally, the uncertainty related to or the implementation of legislative and regulatory changes may have a negative impact on our relationships with clients and our success in attracting client business.

Our capital strength is important in supporting our strategy, client franchise and competitive position

Our capital position, as measured by the BIS tier 1, core and total capital ratios and the common equity tier 1 ratio under Basel III requirements, is determined by (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (ii) eligible capital. Both RWA and eligible capital are subject to change. Eligible capital would be reduced if we experience net losses or losses through the other comprehensive income account, as determined for the purpose of the regulatory capital calculation, which may also render it more difficult or more costly for us to raise new capital. Eligible capital can also be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets recognized in other comprehensive income. RWA, on the other hand, are driven by our business activities and by changes in the risk profile of our exposures. For instance, substantial market

Operating environment and strategy

Risk factors

volatility, a widening of credit spreads (the major driver of our value-at-risk), adverse currency movements, increased counterparty risk, a deterioration in the economic environment, or increased operational risk could result in a rise in RWA. Any such reduction in eligible capital or increase in RWA could materially reduce our capital ratios.

The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or their interpretation. We are subject to regulatory capital requirements imposed by FINMA, under which we have higher RWA than would be the case under the Basel III guidelines as adopted by the Bank for International Settlements. The changes in the calculation of RWA under Basel III and FINMA requirements (such as the revised treatment of certain securitization exposures under the Basel III framework) have significantly increased the level of our RWA and, therefore, have adversely affected our capital ratios. We have announced plans to reduce RWA very substantially and to mitigate the effects of the changes in the RWA calculation. However, there is a risk that we will not be successful in pursuing our plans, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments to some degree counteract the benefit of our actions.

In addition to the risk-based capital requirements, we are subject to a minimum leverage ratio requirement for systemically important banks introduced by FINMA. The leverage ratio operates separately from the risk-based capital requirements, and, accordingly, under certain circumstances could constrain our business activities even if we are able to satisfy the risk-based capital requirements.

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

We may not be successful in executing our announced strategic plans

In October 2012, we announced a significant acceleration in the implementation of our strategy. The strategy includes transforming our Investment Bank to focus it on its traditional strengths, very significantly reducing Basel III RWA and further strengthening our capital position, and significantly reducing costs and improving efficiency across the Group. There is a risk that we will not be successful in pursuing our plans, including because we are unable to carry out fully the actions we have planned, or that even if we are able to implement our strategy as planned its effects may differ from those intended.

As part of our strategy, we are exiting certain business lines, predominantly those formerly in the fixed income area of our Investment Bank that have been rendered less attractive by changes in regulation and market developments. Our Corporate Center is tasked with managing down the non-core assets previously in the Investment Bank in the most value-accretive way for shareholders. As we wind down these positions and those in the Legacy Portfolio previously transferred to Corporate Center, we will incur losses if exit values are lower than the carrying values of these positions. This could be the result of market price declines or illiquid or volatile market conditions, or the result of other institutions seeking to dispose of similar assets contemporaneously. These same factors may make it impossible or inadvisable for us to effect the wind-downs and the corresponding reduction in RWA and balance sheet size as quickly as we have planned.

We also announced that we intend to achieve incremental cost savings of CHF 3.4 billion above the CHF 2 billion cost savings program announced in August 2011 as a result of the actions we are taking in the Investment Bank and through further Group-wide efficiency measures. The success of our strategy and our ability to reach certain of the targets we have announced depends heavily on the effectiveness of the cost-saving and efficiency measures we are able to carry out. As is often the case with major cost-reduction and efficiency programs, our plans involve significant risks. Included among these are the risks that restructuring costs may be higher and may be recognized sooner than we have projected and that we may not be able to identify feasible cost-saving opportunities at the level of our savings objective that are also consistent with our business goals. In addition, when we implement our cost-saving and efficiency programs we may experience unintended consequences such as the loss or degradation of capabilities that we need in order to maintain our competitive position and achieve our targeted returns.

Our reputation is critical to the success of our business

Our reputation is critical to the success of our strategic plans. Damage to our reputation can have fundamental negative effects on our business and prospects. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. This was demonstrated in recent years as our very large losses during the financial crisis, the US cross-border matter and other events seriously damaged our reputation. Reputational damage was an important factor in our loss of clients and client assets across our asset-gathering businesses, and contributed to our loss of and difficulty in attracting staff, in 2008 and 2009. These developments had short-term and also more lasting adverse effects on our financial performance, and we recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. More recently, the unauthorized trading incident announced in September 2011, and our involvement in the LIBOR scandal also adversely affected our reputation. Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets.

è	Refer to the “Certain items affecting our results in 2011” sidebar in our annual report for 2011 for more information on the unauthorized trading incident

Operating environment and strategy

Material legal and regulatory risks arise in the conduct of our business

The nature of our business subjects us to significant regulatory oversight and liability risk. As a global financial services firm operating in more than 50 countries, we are subject to many different legal, tax and regulatory regimes. We are involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where we are active. These proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of most of these matters, and their potential effect on our future business or financial results, is extremely difficult to predict.

We continue to be subject to government inquiries and investigations, and are involved in a number of litigations and disputes, which arose out of the financial crisis of 2007–2009. We are also subject to a large number of claims, disputes, legal proceedings and government investigations unrelated to the financial crisis, and expect that our ongoing business activities will continue to give rise to such matters in the future. Potentially material matters to which we are currently subject include claims relating to US RMBS and mortgage loan sales, Swiss retrocessions, LIBOR-related matters and the Banco UBS Pactual tax indemnity.

In December 2012, we announced settlements totaling approximately CHF 1.4 billion in fines by and disgorgements to US, UK and Swiss authorities to resolve LIBOR-related investigations with those authorities. UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. The settlements do not resolve investigations by other authorities or civil claims that have been or may in the future be asserted by private and governmental claimants with respect to submissions for LIBOR or other benchmark interest rates. The extent of our financial exposure to these remaining matters is extremely difficult to estimate and could be material.

    The LIBOR-related settlements starkly illustrate the much-increased level of financial risk now associated with regulatory matters and regulatory enforcement in major jurisdictions, particularly in the US and UK. These very large amounts were assessed, and the guilty plea of a UBS subsidiary was required, in spite of our full cooperation with the authorities in their investigations, as a result of which we were granted conditional leniency or conditional immunity with respect to certain benchmark interest rates by antitrust authorities in a number of jurisdictions including the US and Switzerland. We understand that, in determining the consequences to UBS, the US authorities took into account the fact that UBS has in the recent past been determined to have engaged in serious misconduct in a number of other matters. As a result of this history and regulatory perception, UBS’s level of risk with respect to regulatory enforcement may be greater than that of peer institutions.

Considering our overall exposures and the current regulatory and political climate affecting financial institutions, we expect charges associated with legal, regulatory and similar matters to remain at elevated levels at least through 2013.

UBS is determined to address the issues that have arisen in the above and other matters in a thorough and constructive manner. We are in active dialogue with our regulators concerning the actions that we are taking to improve our operational risk management and control framework. Ever since our losses in 2007 and 2008, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility. While we believe that we have remediated the deficiencies that led to the material losses during the 2007–2009 financial crisis, the unauthorized trading incident announced in September 2011 and the LIBOR-related settlements, the effects of these matters on our reputation and relationships with regulatory authorities have proven to be more difficult to overcome. For example, following the unauthorized trading incident FINMA informed us that we would not be permitted to undertake acquisitions in our Investment Bank unit (unless FINMA granted an exception), and that material new business initiatives in that unit would be subject to FINMA oversight. Although we have significantly enhanced our operational risk management and control framework in general and specifically addressed the deficiencies highlighted by the unauthorized trading incident in particular, these special restrictions have not been withdrawn by FINMA to date, pending independent confirmation of the effectiveness of these enhancements to FINMA’s satisfaction. As this example illustrates, difficulties associated with our relationships with regulatory authorities have the potential to adversely affect the execution of our business strategy.

è	Refer to “Note 23 Provisions and contingent liabilities” in the “Financial information” section of this report for more information on litigation, regulatory and similar matters

Performance in the financial services industry is affected by market conditions and the macroeconomic climate

The financial services industry prospers in conditions of economic growth; stable geopolitical conditions; transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, continued low interest rates or a severe financial crisis can negatively affect our revenues and ultimately our capital base.

    A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impacts well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets as well as developed markets that are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant. We have material exposures to a

Operating environment and strategy

Risk factors

number of these markets, both as a wealth manager and as an investment bank. Moreover, our strategic plans depend more heavily upon our ability to generate growth and revenue in the emerging markets, causing us to be more exposed to the risks associated with them. The ongoing eurozone crisis and the unresolved US fiscal issues demonstrate that macroeconomic and political developments can have unpredictable and destabilizing effects. Adverse developments of these kinds have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:

–

a general reduction in business activity and market volumes, as we have experienced in the last two years, affects fees, commissions and margins from market-making and client-driven transactions and activities; local or regional economic factors, such as the ongoing eurozone sovereign debt and banking industry concerns, could also have an effect on us;

–	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;
–	a further extended period of low interest rates will continue to erode interest margins in several of our businesses;
–	reduced market liquidity limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;
–	assets we own and account for as investments or trading positions could fall in value;
–	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and
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

The developments mentioned above can materially affect the performance of our business units and of UBS as a whole, and ultimately our financial condition. As discussed below, there is also a somewhat related risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.

We hold legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

UBS, like other financial market participants, was severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009. Although we have very significantly reduced our risk exposures starting in 2008, and more recently as we implement our strategy and focus on complying with Basel III capital standards, we continue to hold substantial legacy risk positions. In many cases these risk positions continue to be illiquid, and we remain exposed to the risk that the remaining positions may again deteriorate in value. In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortized cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

We have announced and are carrying out plans to reduce drastically the RWA associated with our non-core and legacy risk positions. There can be no assurance that we will be able to liquidate them as quickly as our plans suggest, or that we will not incur significant losses in doing so. The continued illiquidity and complexity of many of the legacy risk positions in particular could make it difficult to sell or otherwise liquidate these positions. At the same time, our strategy rests heavily on our ability to reduce sharply the RWA associated with these exposures in order to meet our future capital targets and requirements without incurring unacceptable losses. In addition, if in the future we exercise our option to acquire the equity of the SNB StabFund from subsidiaries of the Swiss National Bank, any positions remaining in that fund could augment our risk exposure and RWA until they can be liquidated.

We hold positions related to real estate in various countries, and we could suffer losses on these positions. These positions include a very substantial Swiss mortgage portfolio. Although management believes that this portfolio has been very prudently managed, we could nevertheless be exposed to losses if the concerns expressed by the Swiss National Bank and others about unsustainable price escalation in the Swiss real estate market come to fruition.

In addition, we are exposed to risk in our prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.

Our global presence subjects us to risk from currency fluctuations

We prepare our consolidated financial statements in Swiss francs. However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the US dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar revenues account for the largest portion of our non-Swiss franc revenues) have an effect on our reported income and expenses, and on other reported figures such as invested assets, balance sheet assets, RWA and tier 1 capital. For example, in 2011 the strengthening of the Swiss franc, especially against the US dollar and euro,

Operating environment and strategy

had an adverse effect on our revenues and invested assets. Because exchange rates are subject to constant change, sometimes for completely unpredictable reasons, our results are subject to risks associated with changes in the relative values of currencies.

We are dependent upon our risk management and control processes to avoid or limit potential losses in our trading and counterparty credit businesses

Controlled risk-taking is a major part of the business of a financial services firm. Credit is an integral part of many of our retail, corporate, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives activities. Changes in interest rates, credit spreads, equity prices, market volatility and liquidity, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must, therefore, diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the financial crisis of 2007–2009, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:

–	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;
–	our assessment of the risks identified or our response to negative trends proves to be inadequate, insufficient or incorrect;
–	markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resultant environment is, therefore, affected;
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

If we decide to support a fund or another investment that we sponsor in our asset or wealth management businesses (such as the property fund to which Wealth Management has exposure), we might, depending on the facts and circumstances, incur charges that could increase to material levels.

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

Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source

Where possible, we mark our trading book assets and other positions at their quoted market price in an active market. Such price information may not be available for certain instruments and, therefore, we apply valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar instruments in similar and active markets, from recent transaction prices for comparable items or from other observable market data. In the case of positions for which some or all of the inputs required for the valuation techniques are not observable or have limited observability, we use valuation models with non-market observable inputs. There is no single market standard for valuation models of this type. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process. Changes in model inputs or in the models themselves, or failure to make the changes necessary to reflect evolving market conditions, could have a material adverse effect on our financial results.

We are exposed to possible outflows of client assets in our asset-gathering businesses and to changes affecting the profitability of our Wealth Management business division

We experienced substantial net outflows of client assets in our wealth management and asset management businesses in 2008 and 2009. The net outflows resulted from a number of different factors, including our substantial losses, the damage to our reputation, the loss of client advisors, difficulty in recruiting qualified client

Operating environment and strategy

Risk factors

advisors and developments concerning our cross-border private banking business. Many of these factors have been successfully addressed. Our Wealth Management and Wealth Management Americas business divisions recorded substantial net new money inflows in 2012. Long-term changes affecting the cross-border private banking business model will, however, continue to affect client flows in our Wealth Management business division for an extended period of time. One of the important drivers behind the longer-term reduction in the amount of cross-border private banking assets, particularly in Europe, is the heightened focus of fiscal authorities on cross-border investments. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of our clients to do business with us or the viability of our strategies and business model. In 2012, we experienced net withdrawals in our Swiss booking center from clients domiciled elsewhere in Europe, in many cases related to the negotiation of tax treaties between Switzerland and other countries, including the treaty with Germany that was ultimately not ratified by Germany.

The net new money inflows in recent years in our Wealth Management business division have come predominantly from clients in Asia-Pacific and in the emerging markets and in the high net worth segment globally. Over time, inflows from these lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular cross-border European clients. This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of our revenues than in the past, put downward pressure on our return on invested assets. There can be no assurance that efforts by the business to overcome the effects of the changes in the business mix on gross margin, such as through service improvements and product offerings, will be sufficiently successful to counteract those effects. We are also making changes to our business offerings and pricing practices in line with emerging industry trends favoring price transparency and recent legal and regulatory developments, including the Swiss Supreme Court case concerning “retrocessions”. There can be no assurance that we will be successful in our efforts to offset the adverse impact of these trends and developments.

In 2012, Global Asset Management experienced a net outflow of client assets. Further net outflows of client assets are likely over time to adversely affect the results of the business division.

Liquidity and funding management are critical to our ongoing performance

The viability of our business depends upon the availability of funding sources, and its success depends upon our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions. A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of our funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions or widening credit spreads, which could also influence the cost of funding. A change in the availability of short-term funding could occur quickly.

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding. In addition, as we experienced recently in connection with Moody’s downgrading of our long-term rating in June 2012, ratings downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses. Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that ratings changes could influence the performance of some of our businesses.

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

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, system failures, cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled.

For example, cyber crime is a fast growing threat to large organizations that rely on technology to support its business, like UBS. Cyber crime can range from internet based attacks that interfere with the organizations’ internet websites, to more sophisticated crimes that target the organizations, as well as their clients, and seek to gain unauthorized access to technology systems in efforts to disrupt business, steal money or obtain sensitive information.

A major focus of US governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing. Regulations applicable to us and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their clients. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences, both in legal terms and in terms of our reputation.

62

Operating environment and strategy

Although we are continuously adapting our capability to detect and respond to the risks described above, if our internal controls fail or prove ineffective in identifying and remedying them we could suffer operational failures that might result in material losses, such as the loss from the unauthorized trading incident announced in September 2011.

Participation in high-volume and high-frequency trading activities, even in the execution of client-driven business, can also expose us to operational risks. Our loss in the second quarter of 2012 relating to the Facebook initial public offering illustrates the exposure participants in these activities have to unexpected results arising not only from their own systems and processes but also from the behavior of exchanges, clearing systems and other third parties and from the performance of third party systems.

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

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services used by us or third parties with whom we conduct business.

We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to UBS in their size and breadth. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase.

Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies, adequately developing or updating our technology, particularly in trading businesses, or are unable to attract or retain the qualified people needed to carry them out.

The amount and structure of our employee compensation are affected not only by our business results but also by competitive factors and regulatory considerations. Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance. Reductions in the amount of variable compensation awarded for performance year 2012 have caused our total compensation for certain categories of employees, mainly in the Investment Bank and the Corporate Center, to be lower than is the case for peer institutions. In addition, changes that we have made to the terms of compensation awards may place us ahead of peers in adjusting compensation terms to the demands of various stakeholders, including regulatory authorities and shareholders. These terms include the introduction of a deferred contingent capital plan with many of the features of the loss-absorbing capital that we have issued in the market but with a higher capital ratio writedown trigger, increased average deferral periods for stock awards, and expanded forfeiture provisions for certain awards linked to business performance. These changes, while intended to better align the interests of our staff with those of other stakeholders, increase the risk that key employees will be attracted by competitors and decide to leave UBS, and that we may be less successful than our competitors in attracting qualified employees. The loss of key staff and inability to attract qualified replacements, depending upon which and how many roles are affected, could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment.

è	Refer to the “Corporate governance, responsibility and compensation” section of this report for more information on our compensation awards and programs

Our financial results may be negatively affected by changes to accounting standards

We report our results and financial position in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations. Such changes also may affect our regulatory capital and ratios. For example, in 2012 UBS adopted the revised international accounting standard IAS 19 Employee Benefits, which affected both our financial position and our regulatory capital. UBS monitors potential accounting changes and when these are finalized by the IASB, UBS determines the potential impact and discloses significant future changes in its financial statements. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, that are expected to impact our reported results, financial position and regulatory capital in the future.

è	Refer to the “Financial Information” section of this report for more information on changes in accounting requirements

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

The goodwill we have recognized on the respective balance sheets of our operating segments is tested for impairment at least annually. Our impairment test in respect of the assets recognized as of

63

Operating environment and strategy

Risk factors

31 December 2012 indicated that the value of our goodwill is not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. In the third quarter of 2012, for example, the recognition by the Investment Bank of a full impairment of goodwill and of an impairment of other non-financial assets resulted in a charge of almost CHF 3.1 billion against UBS’s operating profit before tax.

The effects of taxes on our financial results are significantly influenced by changes in our deferred tax assets and final determinations on audits by tax authorities

The deferred tax assets we have recognized on our balance sheet as of 31 December 2012 in respect of prior years’ tax losses are based on future profitability as indicated by the business plans. If the business plan earnings and assumptions in future periods substantially deviate from current forecasts, the amount of recognized deferred tax assets may need to be adjusted in the future. This could include writeoffs of deferred tax assets through the income statement.

In the coming years, our effective tax rate will be highly sensitive both to our performance and to the accuracy of new business plan forecasts. Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results. If the Group’s performance is strong, particularly in the US, UK and Switzerland, we could be expected to recognize additional deferred tax assets in the coming years. The effect of doing so would be to significantly reduce the Group’s effective tax rate in years in which additional deferred tax assets are recognized. Conversely, if our performance in those countries is weaker than expected, we may be required to write off all or a portion of currently recognized deferred tax assets through the income statement. This would have the effect of increasing the Group’s effective tax rate in the year in which any write offs are taken.

In the first half of 2013, we expect the tax rate to be in the region of 25–30%. The expected tax rate is higher than the normal expected effective tax rate of 20–25% because the net profit for the group in 2013 may reflect losses for some legal entities or parent bank branches for which we may not obtain a tax benefit. In addition, the actual tax rate may fall outside the aforementioned tax rate range to the extent that there are significant book tax adjustments that affect taxable profits. Also, the full year tax rate may depend on the extent to which deferred tax assets are revalued during 2013 and the level of profitability for the year.

Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the US and Switzerland. Reductions in the statutory tax rate would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This in turn would cause a writedown of the associated deferred tax assets.

In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws could cause the amount of taxes ultimately paid by UBS to materially differ from the amount accrued.

Separately, in 2011 the UK government introduced a balance sheet based levy payable by banks operating and / or resident in the UK. An expense for the year of CHF 124 million has been recognized in operating expenses (within pre-tax profit) in the fourth quarter of 2012. The Group’s bank levy expense for future years will depend on both the rate and the Group’s taxable UK liabilities at each year end; changes to either factor could increase the cost. This expense will likely increase if, for example, we change our booking practices to reduce or eliminate our utilization of UBS AG London branch as a global booking center for the ongoing business of the Investment Bank and consequently book more liabilities into our UK bank subsidiary, UBS Limited. We expect that the annual bank levy expense will continue to be recognized for IFRS purposes as a cost arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position.

Financial and

operating

performance

Financial and operating performance

Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The application of certain of these accounting standards requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The application of assumptions and estimates means that any selection of different assumptions could cause the reported results to differ. Changes in assumptions may have a significant impact on the financial statements in the periods when assumptions are changed.

We believe that the assumptions we have made are appropriate, and that our financial statements therefore present the financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the uncertainty inherent in the estimates and assumptions used in our financial statements. They are not intended to suggest that other assumptions would be more appropriate.

Accounting policies that are deemed critical to our results and financial position, in terms of materiality of the items to which the policy is applied, and which involve significant assumptions and estimates, are discussed in this section. A broader and more detailed description of our significant accounting policies is included in “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report.

Consolidation of special purpose entities

We sponsor the formation of special purpose entities (SPE) and interact with non-sponsored SPE for a variety of reasons, including allowing clients to obtain or be exposed to specific risk and reward profiles, to provide funding or to sell or purchase credit risk. In accordance with IFRS, we do not consolidate special purpose entities that we do not control. In determining whether or not we control an SPE, we evaluate a range of factors, including whether (i) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE operations, or (ii) we have decisionmaking powers to obtain the majority of the benefits of the activities of the SPE, or we have delegated these decision-making powers by setting up an autopilot mechanism, or (iii) we have the right to obtain the majority of the benefits of the activities of an SPE and, therefore, may be exposed to risks arising from the activities of the SPE, or (iv) we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together require a significant degree of judgment to reach a conclusion. The exposure to volatility in profits and the absorption of risks and rewards, as well as the ability to make operational decisions for the SPE in question, are generally the factors to which most weight is given in reaching a conclusion.

With effect from 1 January 2013, UBS will adopt IFRS 10 Consolidated Financial Statements, issued by the IASB in May 2011. IFRS 10 applies to all types of entities and is based on the existing principle that an entity should consolidate all other entities that it controls. The definition of control in IFRS 10 focuses on the presence of power, exposure to variable returns and the ability to utilize power to affect an entity’s own returns. IFRS 10 will continue to require a significant degree of judgment in determining whether or not another entity should be consolidated.

è	Refer to “Note 1a) 3) Subsidiaries” in the “Financial information” section of this report for more information

Fair value of financial instruments

UBS carries a significant portion of its assets and liabilities at fair value. Under IFRS the relative uncertainty associated with the measurement of fair value is represented by a three-level valuation hierarchy. The best evidence of fair value is a quoted price in an actively traded market (Level 1). In the event that the market for a financial instrument is not active, or where quoted prices are not otherwise available, a valuation technique is used. In these cases, fair value is estimated using observable data in respect of similar financial instruments, as well as financial models. Level 2 of the hierarchy pertains to instruments for which inputs to a valuation technique are principally based on observable market data. Level 3 applies to instruments that are measured by a valuation technique that incorporates one or more significant unobservable inputs. Valuation techniques that rely to a greater extent on unobservable inputs require a higher level of management judgment to calculate a fair value than those based wholly on observable inputs.

Where valuation techniques or models are used to determine fair values, they are periodically reviewed and validated by qualified personnel independent of those who sourced them. Models are calibrated to ensure that outputs reflect actual data and comparable market prices. Models use observable data where available so as to minimize the use of unobservable inputs, but judgment is required in selecting inputs for which observable data is less readily available.

Financial and operating performance

The valuation techniques or models employed may not fully reflect all the factors relevant to the positions we hold. Valuations are therefore adjusted, where appropriate, to allow for additional factors, including model risk, liquidity risk and credit risk. We use different approaches to calculate the credit risk, depending on the nature of the instrument. A credit valuation adjustment approach based on an expected exposure profile is used to adjust the fair value of Positive replacement values to reflect counterparty credit risk. Correspondingly, a debit valuation adjustment approach is applied to incorporate own credit risk in the fair value of Negative replacement values. Own credit risk for Financial liabilities designated at fair value is calculated using the funds transfer price curve.

As at 31 December 2012, financial assets and financial liabilities for which valuation techniques or models are used and whose inputs are considered observable (level 2) amounted to CHF 475 billion and CHF 485 billion, respectively. Financial assets and financial liabilities whose valuations include significant unobservable inputs (level 3) amounted to CHF 20 billion and CHF 21 billion, respectively.

Imprecision in estimating unobservable market inputs can affect the amount of gain or loss recorded for a particular position. While the Group believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

If management had used reasonably possible alternative assumptions for our level 3 instruments accounted for through profit or loss, the net fair value of non-derivative instruments would have been up to CHF 0.6 billion higher or lower than the amounts recognized on our balance sheet on 31 December 2012. Similarly, the net fair value of derivative instruments would have been up to CHF 0.6 billion higher or lower at 31 December 2012.

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

    Credit loss expense is recognized if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms or the equivalent value. Under this incurred loss model, a financial asset or group of financial assets is impaired only if there is objective evidence that a loss has occurred by the balance sheet date. Management is required to exercise judgment in making assumptions and estimations when calculating impairment losses both on a counterparty-specific level and collectively.

The impairment loss for a loan is the excess of the carrying value of the financial asset over the estimated recoverable amount. The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. An allowance for credit losses is reported as a reduction of the carrying value of the financial asset on the balance sheet.

Our collective loan loss allowances are calculated for each homogeneous portfolio, taking into account historical loss experience and current conditions. The methodology and assumptions used are reviewed regularly to reduce any differences between estimated and actual loss experience. For all of our portfolios we also assess whether there have been any unforeseen developments which might result in impairments but which are not immediately observable. To determine whether an event-driven collective loan loss allowance is required, we consider global economic drivers to assess the most vulnerable countries and industries. Our current event-based collective loan loss allowance methodology considers the heightened credit risk arising from corporate clients in industries exposed to the recessionary effects in certain countries, combined with the strength of the Swiss franc.

Estimated cash flows associated with financial assets reclassified from Held for trading to Loans and receivables in accordance with the requirements in “Note 1a) 10) Loans and receivables” in the “Financial information” section of this report and other similar assets acquired subsequently are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in profit or loss as credit loss expenses. For reclassified securities, increases in estimated future cash receipts (above those originally forecast at the date of reclassification) as a result of increased recoverability are recognized as an adjustment to the effective interest rate on the loan from the date of change.

è

Refer to “Note 9 Due from banks and loans”, “Note 11 Allowances and provisions for credit losses” and “Note 28 Measurement categories of financial assets and financial liabilities” in the “Financial information” section of this report for more information

On 31 December 2012, our gross loan portfolio was CHF 281 billion and the related allowances amounted to CHF 0.7 billion, of which CHF 33 million related to reclassified and similar acquired securities.

è	Refer to “Note 1a) 11) Allowance and provision for credit losses” in the “Financial information” section of this report for more information

Financial and operating performance

Critical accounting policies

Goodwill impairment test

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of a potential impairment exist. Our segments are each considered cash-generating units; the impairment test is performed for each segment to which goodwill is allocated and compares the recoverable amount and the carrying amount of the segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount. The impairment test is based on a number of assumptions, as described below.

The recoverable amount is determined using a discounted cash flow model, which incorporates inputs relevant to the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five forecasted years and the terminal value. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the discount rate and the long-term growth rate.

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

    If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the

Basel capital framework, no impact is expected on the Group capital ratios.

Following the full impairment of the CHF 3.0 billion of Investment Bank goodwill in the third quarter of 2012, as of 31 December 2012, only the following three segments carried goodwill: Wealth Management (CHF 1.3 billion), Wealth Management Americas (CHF 3.2 billion) and Global Asset Management (CHF 1.4 billion). On the basis of the impairment testing methodology described above, UBS concluded that the year-end 2012 balances of goodwill allocated to its segments remain recoverable.

è	Refer to “Note 1a) 21) Goodwill and intangible assets” and “Note 17 Goodwill and intangible assets” in the “Financial information” section of this report for more information

Deferred taxes

Deferred tax assets arise from a variety of sources, the most significant being the following: (i) tax losses that can be carried forward to be utilized against profits in future years; and (ii) expenses recognized in our income statement that are not deductible until the associated cash flows occur.

We record a valuation allowance to reduce our deferred tax assets to the amount which can be recognized in line with IAS 12 Income Taxes. The level of deferred tax asset recognition is influenced by management’s assessment of our future profitability based on relevant business plan forecasts. Existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. This review is conducted annually, in the second half of each year, but adjustments may be made at other times, if required. In a situation where recent losses have been incurred, IAS 12 requires convincing evidence that there will be sufficient future profitability.

Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. The deferred tax assets recognized on 31 December 2012 have been based on future profitability assumptions, adjusted to take into account the recognition criteria of IAS 12. The level of deferred tax assets recognized may, however, need to be adjusted in the future in the event of changes in those profitability assumptions. On 31 December 2012, the deferred tax assets amounted to CHF 8.1 billion, which included CHF 5.7 billion in respect of tax losses (mainly in Switzerland and the US) that can be utilized to offset taxable income in future years.

è	Refer to “Note 1a) 22) Income taxes” and “Note 24 Income taxes” in the “Financial information” section of this report for more information

Provisions

Provisions are liabilities of uncertain timing or amount, and are recognized when UBS has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of

68

Financial and operating performance

the obligation can be made. Provisions are recognized for the best estimate of the consideration required to settle the present obligation at the balance sheet date.

Recognition of provisions often involves significant judgment in assessing the existence of an obligation resulting from past events and in estimating the probability, timing and amount of any outflows of resources. This is particularly the case with litigation, regulatory and similar matters which, because of their nature, are subject to many uncertainties making their outcome difficult to predict. Such matters may involve unique fact patterns or novel legal theories, proceedings which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Determining whether an obligation exists as a result of a past event and estimating the probability, timing and amount of any potential outflows is based on a variety of assumptions, variables, and known and unknown uncertainties. The amount of any provision recognized can be very sensitive to the assumptions used and there could be a wide range of possible outcomes for any particular matter. Statistical or other quantitative analytical tools are of limited use in the case of litigation, regulatory or similar matters. Furthermore, information currently available to management may be incomplete or inaccurate increasing the risk of erroneous assumptions with regards to the future developments of such matters. Management regularly reviews all the available information regarding such matters, including advice from legal advisors, to assess whether the recognition criteria for provisions have been satisfied for those matters and, if not, to evaluate whether such matters represent contingent liabilities. Legal advice is a significant consideration in determining whether it is more likely than not that an obligation exists as a result of a past event and in assessing the probability, timing and amount of any potential outflows.

At 31 December 2012, the aggregate amount provisioned for litigation, regulatory and similar matters as a class was CHF 1,432 million. Since the future outflow of resources in respect of these matters cannot be determined with certainty based on currently available information, the actual outflows may ultimately prove to be substantially greater (or less) than the provisions recognized.

è	Refer to “Note 1a) 27) Provisions” and “Note 23 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Pension and other post-employment benefit plans

During 2012, UBS adopted revisions to IAS 19 Employee Benefits (“IAS 19R”) issued by the IASB in June 2011. IAS 19R eliminates the “corridor method”, under which the recognition of actuarial gains and losses was deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the balance sheet, with changes resulting from remeasurements recognized immediately in other comprehensive income. The net defined benefit liability at the end of the year and the related Personnel expense depend on the expected future benefits to be provided, determined using a number of economic and demographic assumptions. The most significant assumptions include life expectancy, the discount rate, expected salary increases, pension rates, and for the Swiss plan, interest credits on retirement savings account balances.

Life expectancy is determined by reference to published mortality tables. The discount rate is determined by reference to rates of return on high-quality fixed-income investments of appropriate currency and term at the measurement date. The assumption for salary increases reflects the long-term expectations for salary growth and takes into account inflation, seniority, promotion and other relevant factors such as supply and demand in the labor market.

The most significant plan is the Swiss pension plan. Consistent with 2011, life expectancy for this plan has been based on the 2010 BVG generational mortality tables. The assumption for the discount rate has changed from 2.3% in the prior year, to 1,9%.

è

Refer to “Note 1a) 24) Pension and other post-employment benefit plans” and “Note 30 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information

Equity compensation

We recognize shares, performance shares, options and share-settled stock appreciation rights awarded to employees as compensation expense based on their fair value at grant date. The fair value of UBS shares issued to employees is determined by reference to quoted market prices, adjusted, where appropriate, to take into account the terms and conditions inherent in the award. Options, stock appreciation rights, and certain performance shares issued by UBS to its employees have features which are not directly comparable with our shares and options traded in active markets. Accordingly, we determine the fair value using suitable valuation models. Several recognized valuation models exist. The models we apply have been selected because they are able to accommodate the specific features included in the various instruments granted to our employees. If we were to use different models, the values produced would differ, even if the same inputs were used.

The models we use require inputs such as expected dividends, share price volatility and historical employee exercise behavior patterns. Some of the model inputs we use are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different valuations, which in turn would result in recognition of higher or lower compensation expense.

è

Refer to “Note 1a) 25) Equity participation and other compensation plans” and “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information

Financial and operating performance

Significant accounting and financial reporting structure changes

Significant accounting and financial reporting structure changes

Significant accounting changes

IAS 19 (revised) Employee Benefits

During 2012, UBS adopted revisions to the International Accounting Standard 19 Employee Benefits (“IAS 19R”) retrospectively in accordance with the transitional provisions set out in the accounting standard. IAS 19R introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. The full defined benefit obligation net of plan assets is now recorded on the balance sheet, with changes resulting from remeasurements recognized immediately in other comprehensive income. As a result, we have adjusted the opening balances as of 1 January 2010 for the cumulative effect of applying the revised standard and all comparative information included in this report, except where otherwise indicated, has been presented as if IAS 19R had been applied from that date.

Under the Basel III framework, the regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 on an after-tax basis, such that it becomes fully adjusted on 1 January 2018. We expect the volatility of our Basel III common equity tier 1 capital ratio to increase due to the adoption of IAS 19R.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section for more information

Changes to reporting segments

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank’s two reportable segments – Wealth Management and Retail & Corporate – became separate business divisions at the start of 2012. As these business divisions were already considered separate reportable segments, no adjustments were required to reported segment results.

Investment Bank

On 30 December 2011, a portfolio of legacy positions was transferred from the Investment Bank to the Corporate Center. Commencing in the first quarter of 2012, this portfolio, together with the option to acquire the equity of the SNB StabFund, has been considered a separate reportable segment within the Corporate Center and designated as the Legacy Portfolio. Prior periods have been restated.

In conjunction with the accelerated implementation of our strategy announced in October 2012, the Asset Liability Management unit was transferred from the Investment Bank to Group Treasury within the Corporate Center in the fourth quarter of 2012. Prior periods have been restated to reflect this transfer and profit and loss amounts associated with the ongoing business activities of Asset Liability Management are being fully allocated back to the Investment Bank.

Financial and operating performance

Own credit

Effective 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.

Group Treasury managed assets

In 2012, management changed the methodology used to allocate certain financial assets and their corresponding costs managed by Group Treasury. Prior periods were not restated for this change and the impact from the change in cost allocation methodology was not material to the reported segment results.

Centralization of operations units in the Corporate Center

In 2012, operations units from the business divisions were centralized in the Corporate Center as part of our ongoing efforts to improve our operational effectiveness and heighten our cost efficiency across the firm. Prior to this centralization, charges for operations support provided from one division to another were shown in the respective division’s income statement as services to / from other business divisions without any allocation of the related headcount. With effect from 1 July 2012 on a prospective basis, charges from the centralized operations units have been allocated to the business divisions and shown in the respective expense lines of the reportable segments and the related headcount has been allocated to the business divisions. Prior to the transfer to the Corporate Center, Retail & Corporate operations staff provided significant support to other business divisions in Switzerland. Accordingly, the transfer had the effect of increasing personnel and non-personnel expenses as well as decreasing charges for services from other business divisions at Wealth Management, the Investment Bank and Global Asset Management, and of decreasing personnel and nonpersonnel expenses as well as income from services provided to other divisions at Retail & Corporate. As a result of the centralization, as of 1 July 2012, allocations of personnel increased by approximately 800 in Wealth Management, 250 in the Investment Bank and 50 in Global Asset Management, with a corresponding decrease of 1,100 in Retail & Corporate.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section for more information

Changes to the reporting structure in 2013

Corporate Center – Non-core and Legacy Portfolio

In line with our strategy to focus the Investment Bank’s business on its traditional strengths, we are exiting many business lines which are capital and balance sheet intensive or are in areas with high operational complexity or long tail risks. Beginning in the first quarter of 2013, these non-core activities and positions formerly in the Investment Bank have been transferred to and will be managed and reported in the Corporate Center. These non-core activities and positions, together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, will be reported as a separate reportable segment called “Non-core and Legacy Portfolio” starting with the first quarter of 2013, when all necessary internal reporting changes will have been put into place.

In summary, with effect from the first quarter of 2013, UBS’s segment reporting, which is in line with our internal reporting, will present five business divisions and the Corporate Center, consisting of Non-core and Legacy Portfolio, as well as Core Functions.

Financial and operating performance

UBS results

UBS results

Net loss attributable to UBS shareholders in 2012 was CHF 2,511 million compared with a profit of CHF 4,138 million in 2011. The pre-tax loss was CHF 1,774 million compared with a profit of CHF 5,307 million in the prior year. The 2012 loss was primarily due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank, net charges for provisions for litigation, regulatory and similar matters of CHF 2,549 million, an own credit loss on financial liabilities designated at fair value of CHF 2,202 million and net restructuring charges of CHF 371 million. In 2012, we recorded a tax expense of CHF 461 million compared with CHF 901 million in 2011. Net profit attributable to non-controlling interests was CHF 276 million in 2012 compared with CHF 268 million.

Income statement

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11

Continuing operations

Interest income	15,968	17,969	18,872	(11)

Interest expense	(9,974)	(11,143)	(12,657)	(10)

Net interest income	5,994	6,826	6,215	(12)

Credit loss (expense) / recovery	(118)	(84)	(66)	40

Net interest income after credit loss expense	5,875	6,742	6,149	(13)

Net fee and commission income	15,405	15,236	17,160	1

Net trading income	3,480	4,343	7,471	(20)

of which: net trading income excluding own credit	5,682	2,806	8,019	102

of which: own credit on financial liabilities designated at fair value	(2,202)	1,537	(548)

Other income	682	1,467	1,214	(54)

Total operating income	25,443	27,788	31,994	(8)

Personnel expenses	14,737	15,634	17,031	(6)

General and administrative expenses	8,653	5,959	6,585	45

Depreciation and impairment of property and equipment	689	761	918	(9)

Impairment of goodwill	3,030	0	0

Amortization and impairment of intangible assets	106	127	117	(17)

Total operating expenses	27,216	22,482	24,650	21

Operating profit / (loss) from continuing operations before tax	(1,774)	5,307	7,345

Tax expense / (benefit)	461	901	(409)	(49)

Net profit / (loss) from continuing operations	(2,235)	4,406	7,754

Discontinued operations

Profit from discontinued operations before tax	0	0	2

Tax expense	0	0	0

Net profit from discontinued operations	0	0	2

Net profit / (loss)	(2,235)	4,406	7,756

Net profit attributable to non-controlling interests	276	268	304	3

from continuing operations	276	268	303	3

from discontinued operations	0	0	1

Net profit / (loss) attributable to UBS shareholders	(2,511)	4,138	7,452

from continuing operations	(2,511)	4,138	7,451

from discontinued operations	0	0	1

Comprehensive income

Total comprehensive income	(1,766)	5,632	6,701

Total comprehensive income attributable to non-controlling interests	243	560	609	(57)

Total comprehensive income attributable to UBS shareholders	(2,009)	5,071	6,092

Financial and operating performance

2012

Performance before tax

Performance before tax was a loss of CHF 1,774 million in 2012 compared with a profit of CHF 5,307 million in the prior year. The 2012 loss was primarily due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank and net charges for provisions for litigation, regulatory and similar matters of CHF 2,549 million, including charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, as well as claims related to sales of residential mortgage backedsecurities. The full year 2012 result also included an own credit loss on financial liabilities designated at fair value of CHF 2,202 million and net restructuring charges of CHF 371 million.

We calculate adjusted results that exclude items considered non-recurring or that management believes are not representative of the underlying performance of our business (such adjusted results are non-GAAP financial measures as defined by SEC regulations). For 2012, these adjustments are the abovementioned impairment losses of CHF 3,064 million, the own credit loss of CHF 2,202 million, a credit to personnel expenses of CHF 730 million related to changes to our Swiss pension plan, net restructuring charges of CHF 371 million, and a credit to personnel expenses of CHF 116 million related to changes to our retiree medical and life insurance plan in the US. The adjustments in 2011 were an own credit gain of CHF 1,537 million, a gain of CHF 722 million on the sale of our strategic investment portfolio and net restructuring charges of CHF 380 million.

On this adjusted basis, the 2012 pre-tax profit was CHF 3,017 million compared with CHF 3,428 million in 2011, mainly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 2,273 million to CHF 2,549 million, while 2011 included a loss of CHF 1,849 million related to the unauthorized trading incident announced in September of that year.

è	Refer to the “Certain items affecting our results in 2012” sidebar in this section for more information on LIBOR-related settlements

Operating income

Total operating income was CHF 25,443 million in 2012 compared with CHF 27,788 million in 2011. Excluding the impact of own credit in both years and the gain on the sale of our strategic investment portfolio in 2011, operating income increased by CHF 2,116 million to CHF 27,645 million.

Net interest and trading income

Net interest and trading income decreased by CHF 1,695 million to CHF 9,474 million. Full year 2012 included an own credit loss on financial liabilities designated at fair value of CHF 2,202 million, primarily reflecting the tightening of our credit spreads, compared with an own credit gain of CHF 1,537 million in 2011. Excluding the impact of own credit, net interest and trading income increased by CHF 2,044 million, reflecting an increase of CHF 1,404 million in the Corporate Center and an increase of CHF 862 million in the Investment Bank.

Excluding own credit, net interest and trading revenues in the Corporate Center increased by CHF 1,404 million, partly as the revaluation of our option to acquire the SNB StabFund’s equity was a gain of CHF 526 million in 2012 compared with a loss of CHF 133 million in 2011. Furthermore, 2011 saw losses from the net impact of credit valuation adjustments on monolines.

Equities net interest and trading revenues increased by CHF 1,114 million in 2012. The prior year included a loss of CHF 1,849 million due to the unauthorized trading incident. In 2012, we incurred a loss of CHF 349 million related to the Facebook initial public offering. In addition, derivatives and equitylinked revenues declined as client activity was lower across all regions, and trading revenues particularly in Europe and Asia Pacific were affected by lower volatility levels. Proprietary trading revenues were also lower as we continued to exit the business.

Fixed income, currencies and commodities (FICC) net interest and trading income decreased by CHF 224 million, primarily as 2012 included a negative debit valuation adjustment of CHF 383 million on our derivatives portfolio as credit default swap spreads tightened compared with positive CHF 244 million in 2011 when spreads widened. Credit revenues increased as revenues in 2011 were negatively affected by mark-to-market trading losses mainly in the second half of the year as trading conditions were challenging due to uncertainty surrounding the eurozone and the global economic outlook. Revenues in loan trading, flow trading, real estate finance and structured credit improved in 2012. Macro revenues declined as a result of lower foreign exchange revenues as volatility decreased from the high levels seen in 2011 resulting from the eurozone uncertainty. Rates revenues were broadly unchanged, with improved performances in non-linear and long-end interest rates, partially offset by lower short-end interest rates revenues.

    Net interest and trading income in Wealth Management declined by CHF 118 million, mainly as the previous year included CHF 103 million of interest income stemming from the above-mentioned strategic investment portfolio. Moreover, net interest income was negatively affected by increased costs of CHF 69 million related to assets managed centrally by Group Treasury. Furthermore, trading revenues declined as a result of lower treasury-related income and lower client activity following the reduced volatility in the foreign exchange market. These factors were partly offset by CHF 180 million higher product-related interest income, reflecting the beneficial effects of increases in client deposit and lending volumes.

In Wealth Management Americas, net interest and trading income increased by CHF 86 million, reflecting favorable currency effects and higher client balances in securities-based lending and mortgages.

73

Financial and operating performance

UBS results

Net interest and trading income

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11

Net interest and trading income

Net interest income	5,994	6,826	6,215	(12)

Net trading income	3,480	4,343	7,471	(20)

Total net interest and trading income	9,474	11,169	13,686	(15)

Wealth Management	2,728	2,846	2,384	(4)

Wealth Management Americas	1,265	1,179	1,266	7

Investment Bank	4,872	4,010	6,847	21

Global Asset Management	12	8	22	50

Retail & Corporate	2,467	2,661	2,670	(7)

Corporate Center	(1,870)	465	497

of which: own credit on financial liabilities designated at fair value	(2,202)	1,537	(548)

Total net interest and trading income	9,474	11,169	13,686	(15)

Credit loss (expense) / recovery

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11
Wealth Management	1	11	11	(91)

Wealth Management Americas	(14)	(6)	(1)	133

Investment Bank	34	(13)	155

Retail & Corporate	(27)	(101)	(76)	(73)

Corporate Center	(112)	24	(155)

of which: related to Legacy Portfolio	(112)	25	(155)

Total	(118)	(84)	(66)	40

Retail & Corporate net interest and trading income declined by CHF 194 million, partly as the previous year included interest income of CHF 68 million related to our strategic investment portfolio. Net interest income was also negatively affected by increased costs related to assets managed centrally by Group Treasury and lower allocations related to investment proceeds from the firm’s equity. The loan margin was stable, but historically low interest rates continued to negatively affect the deposit margin. This was partly offset by growth in average deposit and, to a lesser extent, loan volumes as well as a number of pricing adjustments.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Credit loss expense / recovery

In 2012, we recorded a net credit loss expense of CHF 118 million compared with a net credit loss expense of CHF 84 million in 2011. In 2012, we recorded a net credit loss expense of CHF 112 million in Corporate Center – Legacy Portfolio, mainly related to student loan auction rate securities, and a net credit loss expense of CHF 27 million in Retail & Corporate, partly offset by a net credit loss recovery of CHF 34 million in the Investment Bank.

è

Refer to the discussions of credit loss expense / recovery in the Wealth Management”, “Wealth Management Americas”, Investment Bank”, “Retail & Corporate” and “Legacy Portfolio” sections of this report for more information

è

Refer to the “Risk management and control section” section of this report for more information on our risk management approach, method of credit risk measurement and the development of credit risk exposures

Net fee and commission income

Net fee and commission income increased by CHF 169 million to CHF 15,405 million.

Underwriting fees increased by CHF 359 million to CHF 1,539 million, reflecting an increase in both equity and debt underwriting

Financial and operating performance

fees. The increase in underwriting fees corresponded to increased market share in both equity underwriting and debt underwriting. In addition, we increased our participation in private and structured transactions.

Portfolio management and advisory fees increased by CHF 341 million to CHF 5,892 million, mainly reflecting an increase in Wealth Management Americas.

Net brokerage fees fell by CHF 271 million, primarily in the Investment Bank due to a lower level of client activity.

Merger and acquisition and corporate finance fees decreased by CHF 313 million due to a lower volume of transactions.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 682 million compared with CHF 1,467 million in the previous year.

In 2012, net revenues from financial investments available-for-sale were CHF 329 million, which included CHF 219 million in gains from the Wealth Management Americas’ available-for-sale portfolio, as well as a gain of CHF 88 million on the sale of an equity investment in the Investment Bank. In 2011, net revenues from financial investments available-for-sale were CHF 887 million, which included a gain of CHF 722 million from the sale of our strategic investment portfolio and gains of CHF 81 million from Wealth Management Americas’ available-for-sale portfolio.

Other income from associates and subsidiaries was CHF 81 million compared with CHF 44 million, mainly related to higher revenues from our investment in the SIX Group.

Other income in 2012 further included gains of CHF 112 million on sales of Swiss real estate compared with a gain of CHF 78 million on sale of a property in Switzerland in 2011. Other income in 2011 included net gains of CHF 344 million from the sale of loans and receivables.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses

Total operating expenses increased by CHF 4,734 million to CHF 27,216 million, mainly due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank and CHF 2,273 million higher net charges for provisions for litigation, regulatory and similar matters. The appreciation of the US dollar and British pound against the Swiss franc also contributed to the overall increase. These increases were partly offset by a credit to personnel expenses of CHF 730 million related to changes to our Swiss pension plan and a credit to personnel expenses of CHF 116 million related to changes to our retiree medical and life insurance plan in the US. Net restructuring charges were CHF 371 million in 2012 compared with CHF 380 million in 2011.

Personnel expenses

Personnel expenses decreased by CHF 897 million to CHF 14,737 million. In 2012, personnel expenses included a credit of CHF 730 million related to changes to our Swiss pension plan and a credit of CHF 116 million related to changes to our retiree medical and life insurance plan in the US. Net personnel-related restructuring charges were CHF 358 million in 2012 compared with CHF 261 million in 2011. Excluding the effects of restructuring and the credits related to the Swiss and US benefit plans, personnel expenses decreased by CHF 148 million, despite the appreciation of the US dollar and British pound against the Swiss franc.

On this adjusted basis, expenses for performance awards declined by CHF 577 million to CHF 2,885 million. Expenses relating to 2012 performance awards recognized in the performance year 2012 were CHF 1,724 million, down CHF 123 million from the prior year, reflecting a 7% decrease in the overall performance award pool for the 2012 performance year. The amortization of deferred compensation awards from prior years decreased by CHF 454 million to CHF 1,161 million.

Other variable compensation excluding restructuring charges increased by CHF 51 million, reflecting increased expenses for employee retention, including costs related to the special plan award program in the Investment Bank.

Salary expenses, excluding restructuring, decreased by CHF 78 million, partly related to a one-time net credit of CHF 31 million from changes to the rules for the Swiss long-service and sabbatical awards.

Financial advisor compensation in Wealth Management Americas increased by CHF 354 million excluding restructuring reflecting higher revenue production and higher compensation commitments and advances related to recruited financial advisors.

è

Refer to “Note 6 Personnel expenses” and “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report and to the “Compensation” section of this report for more information

General and administrative expenses

General and administrative expenses were CHF 8,653 million in 2012 compared with CHF 5,959 million in 2011.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 2,273 million, primarily as a result of charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates and claims related to sales of residential mortgage backed securities.

    Based on relevant facts and circumstances, our provisions are adequate. Nevertheless, in view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of claims and regulatory matters arising from the financial crisis of 2007-2009 and other matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels at least through 2013.

Costs for outsourcing of IT and other services increased by CHF 206 million due to higher business demand.

75

Financial and operating performance

UBS results

Expenses for marketing and public relations increased by CHF 135 million, partly due to expenditures related to our 150th anniversary, and professional fees increased by CHF 86 million. In 2012, no general and administrative restructuring charges were recorded compared with net charges of CHF 93 million in 2011.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 689 million, a decrease of CHF 72 million from the prior year, mainly reflecting lower depreciation of IT equipment.

Impairment of goodwill was CHF 3,030 million in 2012, reflecting the full impairment of goodwill carried by the Investment Bank.

Amortization and impairment of intangible assets was CHF 106 million compared with CHF 127 million. In 2012, we recorded impairment charges of CHF 17 million, mainly in the Investment Bank. In 2011, impairment charges were CHF 37 million, mainly related to a past acquisition in the UK.

è	Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of this report for more information

Income tax

We recognized a net income tax expense in the income statement for the year of CHF 461 million. This includes a Swiss current tax expense of CHF 95 million, which relates to taxable profits, against which no losses were available to offset, earned by Swiss subsidiaries and also from the sale of real estate. The net income tax expense for the year also includes a Swiss deferred tax expense of CHF 23 million, which relates to a decrease in recognized deferred tax assets due to Swiss pretax profits earned during the year, offset by Swiss tax relief for the impairment of goodwill. In addition, it includes a foreign net current tax expense of CHF 72 million, which relates to a tax expense in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset, which were partly offset by a tax benefit from the release of provisions in respect of tax positions which were previously uncertain. Finally, the net income tax expense for the year includes a foreign deferred tax expense of CHF 271 million, which mainly reflects a tax expense for the amortization of deferred tax assets, as tax losses were used against taxable profits.

In the first half of 2013, we expect the tax rate to be in the region of 25% to 30%. The expected tax rate is higher than the normal expected effective tax rate of 20% to 25% because the net profit for the group in 2013 may reflect losses for some legal entities or parent bank branches for which we may not obtain a tax benefit. In addition, the actual tax rate may fall outside the aforementioned tax rate range to the extent that there are significant book tax adjustments that affect taxable profits. Also, the full year tax rate may depend on the extent to which deferred tax assets are revalued during 2013 and the level of profitability for the year.

è	Refer to “Note 24 Income taxes” in the “Financial information” section of this report for more information

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests for 2012 was CHF 276 million, compared with CHF 268 million in 2011. In both years, this almost entirely reflected dividends on preferred securities.

Total comprehensive income attributable to UBS shareholders

Total comprehensive income attributable to UBS shareholders includes all changes in equity (including net profit) attributed to UBS shareholders during a period, except those resulting from investments by and distributions to shareholders as well as equity-settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). These items will be recognized in net profit when the underlying item is sold or realized, with the exception of gains and losses on defined benefit plans.

In 2012, total comprehensive income attributable to UBS shareholders was negative CHF 2,009 million, reflecting the net loss attributable to UBS shareholders of CHF 2,511 million, partly offset by positive other comprehensive income (OCI) attributable to UBS shareholders of CHF 502 million (net of tax).

OCI in 2012 included gains of CHF 609 million on defined benefit plans (net of tax). This reflected pre-tax gains of CHF 1,023 million, which were almost entirely due to an increase in the fair value of plan assets of the Swiss pension plan, partly offset by an income tax expense of CHF 413 million. Cash flow hedge OCI was positive CHF 384 million (net of tax), mainly reflecting decreases in long-term interest rates across all major currencies, partly offset by the reclassification of net gains associated with the effective portion of changes in fair value of hedging derivatives to the income statement. Financial investments available-for-sale OCI was positive CHF 14 million (net of tax). Foreign currency translation OCI was a loss of CHF 511 million (net of tax), predominantly related to the 2% weakening of the US dollar against the Swiss franc.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 30 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information

Performance by reporting segment

The management discussion and analysis by reporting segment is provided in the following sections of this report.

Financial and operating performance

Operating profit before tax by business divisions and Corporate Center

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11

Wealth Management	2,407	2,633	2,233	(9)

Wealth Management Americas	816	544	(121)	50

Investment Bank	(2,734)	(631)	2,731	333

Global Asset Management	570	430	515	33

Retail & Corporate	1,827	1,884	1,710	(3)

Corporate Center	(4,661)	446	277

Operating profit from continuing operations before tax	(1,774)	5,307	7,345

Key figures and personnel

Cost / income ratio

The cost/income ratio was 106.5% in 2012 compared with 80.7% in 2011. On an adjusted basis excluding own credit and net restructuring charges in both years, the credits to personnel expenses related to changes to our Swiss pension plan and a retiree benefit plan in the US in 2012, and the gain on the sale of our strategic investment portfolio in 2011, the cost/income ratio increased to 88.7% from 86.3%.

BIS risk-weighted assets

On 31 December 2012, our Basel 2.5 RWA were CHF 192.5 billion compared with CHF 241.0 billion at the end of 2011, a decrease of CHF 48.5 billion, predominantly due to a decline in market risk RWA of CHF 22.1 billion, in credit risk RWA of CHF 21.0 billion and, to a lesser extent, in operational risk RWA of CHF 5.6 billion. The decline in credit risk RWA of CHF 21.0 billion occurred predominately in the fourth quarter of 2012 and was mainly attributable to the accelerated implementation of our strategy, hedging activity and sales of certain student loan auction rate securities in the Corporate Center – Legacy Portfolio. These activities impacted derivative, repo-style and drawn and undrawn loan exposures, partly offset by increased residential mortgage exposures due to the recalibration of risk parameters on residential mortgages in the third quarter.

Market risk RWA decreased by CHF 22.1 billion, mainly due to the reduction in incremental risk charge RWA on reduced exposures, a model update for sovereign debt in the first quarter, and hedging activity. VaR and stressed VaR declined due to reduced risk positions and reduced credit spread risk.

Operational risk RWA decreased by CHF 5.6 billion. The decrease reflected the implementation, following our annual model parameter review in March 2012, of all advanced measurement approach parameter updates that had been approved by FINMA up to that time.

Our estimated pro-forma Basel III1 RWA on a fully applied basis were CHF 258 billion at the end of 2012, declining CHF 122 billion compared with the end of 2011. The decline was mainly due to the same factors that caused a decrease in Basel 2.5 RWA, lower RWA on lowrated securitization exposures and a lower credit valuation adjustment charge. We are targeting Group RWA on a fully applied Basel III basis to fall to less than CHF 200 billion by the end of 2017.

è	Refer to the “Investment Bank”, “Legacy Portfolio” and “Capital management” sections of this report for more information
è	Refer to the “Our strategy” section of this report for more information

Net new money

In Wealth Management, net new money inflows were CHF 26.3 billion in 2012 compared with CHF 23.5 billion in 2011. The strongest net inflows were recorded in Asia Pacific and emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows in the offshore business, mainly related to clients from countries neighboring Switzerland. This was partly offset by net inflows from the European onshore business. Swiss wealth management reported increased net inflows.

Wealth Management Americas recorded net new money inflows of CHF 20.6 billion or USD 22.1 billion in 2012, compared with net new money inflows of CHF 12.1 billion or USD 14.1 billion in 2011 due to stronger inflows from net recruiting of financial advisors as well as financial advisors employed with UBS for more than one year.

Excluding money market flows, Global Asset Management recorded net new money outflows of CHF 5.9 billion in 2012 compared with net inflows of CHF 9.0 billion in the prior year. Net new money from third parties was a net outflow of CHF 0.6 bil-

1  Basel III information provided throughout this report is not required to be presented because Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they are effective as of 1 January 2013 and significantly impact our RWA and eligible capital. The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures that are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models require final regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

Financial and operating performance

UBS results

Net new money1

		For the year ended
CHF billion		31.12.12	31.12.11	31.12.10
Wealth Management		26.3	23.5	(12.1)
Wealth Management Americas		20.6	12.1	(6.1)
Global Asset Management		(13.3)	4.3	1.8
of which: non-money market flows		(5.9)	9.0	8.2
of which: money market flows		(7.4)	(4.7)	(6.4)
[1] Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.12.12	31.12.11	31.12.10	31.12.11
Wealth Management	821	750	768	9

Wealth Management Americas	772	709	689	9

Global Asset Management	581	574	559	1

lion compared with a net inflow of CHF 12.2 billion. Net new money from clients of UBS’s wealth management businesses was a net outflow of CHF 5.2 billion compared with a net outflow of CHF 3.1 billion.

è	Refer to the “Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Invested assets

Invested assets in Wealth Management rose by CHF 71 billion to CHF 821 billion during the year. Positive market performance and net new money inflows were partially offset by negative currency effects.

In Wealth Management Americas, invested assets increased by CHF 63 billion to CHF 772 billion, reflecting positive market performance and strong net new money inflows.

Global Asset Management invested assets increased by CHF 7 billion to CHF 581 billion, mainly due to positive market movements, partly offset by net new money outflows and negative currency effects. The sale, as agreed prior to the acquisition, of parts of the ING Investment Management business acquired in Australia in 2011 resulted in a net divestment of CHF 14 billion of invested assets in 2012.

è	Refer to the “Wealth Management”, “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Personnel

We employed 62,628 personnel as of 31 December 2012, a reduction of 2,192 compared with 64,820 personnel as of 31 December 2011, largely reflecting the cost reduction program announced in July 2011 and the accelerated implementation of our strategy announced in October 2012.

è	Refer to the “Our employees” section within the “Corporate governance, responsibility and compensation” section of this report for more information

Financial and operating performance

Certain items affecting our results in 2012

LIBOR-related settlements

On 19 December 2012, we announced that the Board of Directors had authorized total settlements of approximately CHF 1.4 billion in fines and disgorgement to US, UK and Swiss authorities to resolve LIBOR-related investigations with those regulators. The payments that were agreed with authorities consisted of fines totaling USD 1.2 billion to the US Department of Justice and Commodity Futures Trading Commission, GBP 160 million in fines to the UK Financial Services Authority and CHF 59 million as disgorgement of estimated profits to the Swiss Financial Market Supervisory Authority (FINMA). In addition, UBS Securities Japan Co. Ltd. entered into a plea agreement with respect to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The settlements stemmed from industry-wide investigations into the setting of certain benchmark rates across a range of currencies. These investigations focused on whether there were improper attempts by banks, acting either on their own or with others, to manipulate LIBOR and other benchmark rates at certain times. UBS cooperated fully with the authorities in their investigations and, as a result of the investigations, has significantly enhanced its control framework for its submissions process for LIBOR and other benchmark interest rates.

Enhancements included changes made throughout 2012 to the governance framework to first combine all components of this submissions process into one functional area within the Investment Bank, to next move the governance and, in November, to move the operation of this process into a new independent function within Group Treasury. In accordance with our segment reporting principles, under which we report performance consistent with the way in which it is evaluated by senior management, the charge booked in the fourth quarter was reported in Corporate Center – Core Functions because the management of the submissions process resides within Group Treasury.

è	Refer to “Note 23b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information

Impairment of Investment Bank goodwill and other non-financial assets

An impairment test was performed as of 30 September 2012 with respect to the Investment Bank because indicators of impairment were present. These indicators included negative variances from planned performance, preliminary discussions regarding changes in strategy for the Investment Bank and revised business plan information taking into account changes in market conditions and the global economic outlook. The impairment test was based on the business plan approved by the Board of Directors on 29 October 2012. As a result of this impairment test, losses were recognized in the income statement relating to a full impairment of CHF 3,030 million for goodwill in the third quarter of 2012. Additional assets were examined to determine whether their carrying values exceeded their recoverable amounts. Impairment losses of CHF 15 million were recognized in the income statement for other intangible assets and CHF 19 million for property and equipment, both in the third quarter of 2012.

è	Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of this report for more information

Financial and operating performance

UBS results

2011

Performance before tax

Performance before tax was CHF 5,307 million down from CHF 7,345 million, mainly due to a decline in operating income of CHF 4,206 million, partly offset by cost reductions of CHF 2,168 million.

Operating income

Total operating income was CHF 27,788 million in 2011, down CHF 4,206 million from CHF 31,994 million in 2010. This decline was mainly due to a reduction of CHF 1,924 million in net fee and commission income on lower underwriting fees, a decline in asset-based fees, and lower trading revenues in our equities and FICC businesses, partly due to the loss of CHF 1,849 million related to the unauthorized trading incident. These declines were partly offset by an own credit gain on financial liabilities designated at fair value of CHF 1,537 million, compared with a loss of CHF 548 million in the prior year. In addition, in 2011 we incurred a loss of CHF 133 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a gain of CHF 745 million in 2010. Furthermore, in 2011 we recorded a gain of CHF 722 million on the sale of our strategic investment portfolio.

Net interest and trading income

Net interest and trading income was CHF 11,169 million, down CHF 2,517 million from the prior year. In 2011, we recorded a loss of CHF 1,849 million related to the unauthorized trading incident, which was partly offset by an own credit gain of CHF 1,537 million due to the widening of our credit spreads during the year. Own credit in 2010 was a loss of CHF 548 million as credit spreads tightened during that year.

    Net interest and trading income in FICC was down by CHF 498 million, primarily due to the strengthening of the Swiss franc. In credit, revenues decreased primarily due to mark-to-market losses in the flow business. Concerns surrounding the eurozone and the global economic outlook significantly impacted market volatility, liquidity and client activity, resulting in challenging conditions for flow trading, partly offset by an improved performance by credit solutions. In macro, revenues increased across all interest rates business lines. Foreign exchange benefited from market volatility in the second half of 2011 and from the contributions of our new e-trading platform. Non-linear interest rates reported a turnaround from negative to positive revenues in 2011. Emerging markets revenues decreased as increased foreign exchange revenues were more than offset by lower revenues in credit and rates. Latin America saw an improvement in revenues whereas both Asia and Europe reported a decrease. In 2011, we recorded positive debit valuation adjustments of CHF 244 million on our derivatives portfolio compared with positive debit valuation adjustments of CHF 155 million in 2010.

Equities interest and trading revenues declined by CHF 2,372 million, mainly due to the loss of CHF 1,849 million related to the unauthorized trading incident, the strengthening of the Swiss franc, and lower revenues in the derivatives and equity-linked businesses. Within derivatives, revenues in Europe, the Middle East and Africa declined and more than offset higher revenues in Asia Pacific and the Americas. In addition, trading revenues were impacted by ongoing market volatility. In equity-linked, revenues declined due to lower valuations and volumes as well as reduced primary market activity, which impacted the secondary markets.

Net interest income in Wealth Management increased by CHF 231 million, reflecting higher treasury-related income, partially due to interest income resulting from the strategic investment portfolio (which was acquired in late 2010). Further, net interest income benefited from 10% higher average lending volumes. This was offset by margin pressure as a result of low market interest rates. Net trading income in Wealth Management also increased by CHF 231 million, benefiting from higher income linked to foreign exchange and precious metal client trading activities as well as higher treasury-related revenues.

Net interest income in Wealth Management Americas increased by CHF 34 million, due to higher client balances in securities-based lending and mortgages, as well as from higher yields on lending products. This was partially offset by adverse currency impacts. Net trading revenues in Wealth Management Americas fell by CHF 120 million, impacted by the strengthening of the Swiss franc, lower taxable fixed income and municipal trading income, partly offset by higher trading income from structured notes.

Net interest income in Retail & Corporate declined by CHF 94 million, primarily due to a significant decline in the deposit margin as a result of low market interest rates, which more than offset growth of deposit volumes. Low market interest rates also impacted income from our replication portfolio, resulting in lower net interest income. These effects more than offset higher interest income derived from the strategic investment portfolio which was acquired in late 2010. Net trading income in Retail & Corporate increased by CHF 84 million, mainly reflecting higher treasury-related income and higher foreign exchange income linked to client trading activities.

    Corporate Center net interest and trading revenues were down CHF 32 million. In 2011, we recorded an own credit gain of CHF 1,537 million due to the widening of our credit spreads during the year. Own credit in 2010 was a loss of CHF 548 million as credit spreads tightened during the year. Revenues in 2011 included a loss of CHF 133 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a gain of CHF 745 million in 2010. Furthermore, 2011 included losses of CHF 284 million related to CVA for monoline credit protection compared with a gain of CHF 667 million in 2010.

Credit loss expense/recovery

In 2011, we recorded a net credit loss expense of CHF 84 million, mainly reflecting an increase in collective loan loss allowances due

80

Financial and operating performance

to increased credit risks arising predominantly from Swiss corporate clients that had become exposed to significant foreign currency related risk as a result of the impact of the strengthening Swiss franc on their financial position. In 2010, we reported net credit loss expenses of CHF 66 million, which included CHF 155 million of impairment charges related to the Corporate Center-Legacy Portfolio.

Net fee and commission income

Net fee and commission income was CHF 15,236 million compared with CHF 17,160 million in the previous year.

Underwriting fees decreased by CHF 732 million or 38% to CHF 1,180 million, reflecting a decline in both equity and debt underwriting fees. The decline in equity underwriting fees resulted in part from an overall market slowdown due to volatility in capital markets and a reduced market fee pool. Debt underwriting fees declined due to lower revenues in the Investment Bank’s debt capital market business, in part reflecting the market impact of European sovereign debt concerns.

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

Operating expenses

Total operating expenses were CHF 22,482 million in 2011 compared with CHF 24,650 million in 2010. Operating expenses in 2011 included CHF 380 million of net restructuring charges compared with CHF 113 million in 2010.

Personnel expenses

Personnel expenses decreased by CHF 1,397 million, or 8%, to CHF 15,634 million due to strengthening of the Swiss franc. In 2011, we recorded CHF 261 million in personnel-related net restructuring charges, compared with a net release of CHF 2 million in the prior year.

Salary costs decreased by CHF 174 million, or 2%, as a result of the strengthening of the Swiss franc.

Expenses for performance awards were CHF 3,516 million, a decrease of CHF 655 million, or 16%, from the prior year. Expenses relating to 2011 performance awards recognized in the performance year 2011 were CHF 1,847 million, down CHF 853 million, reflecting a 37% decrease in the overall performance award pool for the 2011 performance year. The amortization of deferred compensation awards from prior years increased by CHF 198 million, or 13%, to CHF 1,669 million.

Other variable compensation increased by CHF 50 million, mainly reflecting an increase in restructuring-related severance charges.

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

Financial and operating performance

UBS results

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

Expenses for litigation, regulatory and similar matters decreased by CHF 355 million, or 56%.

Other general and administrative expenses decreased by CHF 53 million, or 30%, due to a release of provisions for value-added tax in Switzerland and favorable currency translation effects, partially offset by increased real estate-related restructuring charges which were CHF 93 million in 2011 compared with CHF 79 million in the prior year.

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 761 million, a decrease of CHF 157 million, or 17%, from the prior year. The strengthening of the Swiss franc contributed substantially to the overall decrease.

Depreciation of IT and other equipment decreased partly as the useful life of some assets was extended. In 2011 we recorded a reversal of impairment losses on a property of CHF 34 million, partly offset by CHF 26 million restructuring related impairments of real estate assets. The prior year included CHF 37 million in impairment charges related to restructuring in Wealth Management Americas.

Amortization and impairment of intangible assets was CHF 127 million compared with CHF 117 million in 2010. Higher impairment charges on intangible assets, mainly resulting from the impairment of intangible assets related to a past acquisition in the UK, were only partially offset by lower amortization of intangible assets due to favorable currency impacts.

Income tax

We recognized a net income tax expense in the income statement for the year of CHF 901 million. This includes a Swiss net deferred tax expense of CHF 1,041 million, which reflects a tax expense of CHF 927 million for the amortization of deferred tax assets, as tax losses are used against profits arising from business operations. In addition, it reflects a tax charge of CHF 245 million relating to the revaluation of deferred tax assets (reflecting updated profit forecast assumptions including the expected geographical mix) partly offset by a CHF 131 million tax effect relating to the unauthorized trading incident. Additionally, it includes a foreign net deferred tax benefit of CHF 246 million, including a US tax benefit of CHF 400 million, which mainly relates to a writeup of deferred tax assets for US tax losses incurred in previous years, predominantly in the parent bank, UBS AG. This was partly offset by a tax expense of CHF 41 million relating to the downward revaluation of deferred tax assets for Japan, following a change in statutory tax rates and loss offset rules, and a tax expense of CHF 113 million for the amortization of deferred tax assets, as tax losses are used against profits in various locations. It also includes a current tax expense of CHF 106 million, which reflects tax expenses of CHF 277 million for taxable profits of Group entities, partly offset by current tax benefits of CHF 171 million relating to prior periods.

During 2010, we recognized a net income tax benefit in our income statement of CHF 409 million. This reflected a deferred tax benefit mainly relating to the recognition of additional deferred tax assets in respect of tax losses, partly offset by current tax expenses relating to taxable profits of Group entities.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests for 2011 was CHF 268 million, compared with CHF 304 million in 2010. This mainly reflected dividends paid on preferred securities and dividend accruals triggered by the call of a hybrid tier 1 instrument in 2011.

Total comprehensive income attributable to UBS shareholders

Comprehensive income attributable to UBS shareholders in 2011 was CHF 5,071 million, including net profit attributable to UBS shareholders of CHF 4,138 million, and other comprehensive income attributable to UBS shareholders of CHF 934 million.

OCI attributable to UBS shareholders included foreign currency translation gains of CHF 722 million, fair value gains on financial investments available-for-sale of CHF 495 million, and positive cash flow hedge OCI of CHF 1,537 million. These gains were partly offset by losses of CHF 1,820 million on defined benefit plans (net of tax).

Foreign currency translation gains of CHF 722 million were predominantly related to net investments in US foreign operations, which led to gains as the US dollar appreciated in the second half of 2011. Fair value gains of CHF 495 million on financial investments available-for-sale were almost entirely driven by net gains of CHF 545 million related to the strategic investment portfolio. Declining market interest rates resulted in an increase in fair values of CHF 1,267 million and other comprehensive income gains prior to the sale of the portfolio in the third quarter of 2011, more than offsetting unrealized losses of CHF 545 million recognized in OCI in 2010. Upon sale, a realized gain of CHF 722 million was recognized in the income statement within other income, which reduced other comprehensive income accordingly. Fair value gains of CHF 1,537 million on net fixed receiver interest rate swaps designated as cash flow hedges resulted from declining long-term interest rates across all major currencies. Losses of CHF 1,820 million on defined benefit plans

Financial and operating performance

(net of tax) mainly related to the remeasurement of the defined benefit obligation of the Swiss and international pension plans and, to a lesser exent, a decline in the fair value of pension plan assets.

OCI attributable to UBS shareholders in 2010 was negative CHF 1,360 million, mainly reflecting foreign currency translation losses of CHF 731 million and fair value losses on financial investments available-for-sale of CHF 607 million.

Development of invested assets

Net new money

In Wealth Management, net new money improved significantly, with net inflows of CHF 23.5 billion compared with net outflows of CHF 12.1 billion in 2010. The strongest net inflows were recorded in Asia Pacific and emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows, mainly related to the offshore business with countries neighboring Switzerland partly offset by net inflows from the European onshore business. Swiss wealth management reported increased net inflows in 2011 compared with the prior year.

Net new money inflows in Wealth Management Americas were CHF 12.1 billion compared with outflows of CHF 6.1 billion in 2010. This turnaround was due to improved inflows from net recruiting of financial advisors, which was primarily due to lower outflows from financial advisor attrition. Net new money from financial advisors employed with UBS for more than one year remained positive, but declined from 2010.

In Global Asset Management, excluding money market flows, net new money inflows from third parties were CHF 12.2 billion in 2011 compared with net inflows of CHF 16.2 billion in 2010, and net outflows from clients of UBS’s wealth management businesses were CHF 3.1 billion compared with net outflows of CHF 8.1 billion. The flows from UBS’s wealth management businesses included two transfers of investment management and research responsibility from Wealth Management to Global Asset Management: a CHF 1.8 billion multi-manager alternative fund was transferred to alternative and quantitative investments, and CHF 2.9 billion in private equity funds of funds were transferred to infrastructure and private equity. It should be noted that these assets are reported as invested assets in both business divisions, as Wealth Management continued to advise the clients of the funds.

Invested assets

Total invested assets were CHF 2,088 billion on 31 December 2011, up slightly from CHF 2,075 billion on 31 December 2010. Net new money inflows of CHF 40 billion and the addition of CHF 25 billion in invested assets related to the ING Investment Management acquisition were largely offset by adverse market impacts.

Personnel

We employed 64,820 personnel as of 31 December 2011, an increase of 203 compared with 64,617 personnel as of 31 December 2010.

Financial and operating performance

UBS results

Balance sheet

Balance sheet

				% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11

Assets

Cash and balances with central banks	66,383	40,638	26,939	63

Due from banks	21,230	23,218	17,133	(9)

Cash collateral on securities borrowed	37,372	58,763	62,454	(36)

Reverse repurchase agreements	130,941	213,501	142,790	(39)

Trading portfolio assets	160,861	181,525	228,815	(11)

of which: assets pledged as collateral which may be sold or repledged by counterparties	44,698	39,936	61,352	12

Positive replacement values	418,029	486,584	401,146	(14)

Cash collateral receivables on derivative instruments	30,413	41,322	38,071	(26)

Financial assets designated at fair value	9,106	10,336	8,504	(12)

Loans	279,901	266,604	262,877	5

Financial investments available-for-sale	66,383	53,174	74,768	25

Accrued income and prepaid expenses	6,093	6,327	5,466	(4)

Investments in associates	858	795	790	8

Property and equipment	6,004	5,688	5,467	6

Goodwill and intangible assets	6,461	9,695	9,822	(33)

Deferred tax assets	8,143	9,627	10,262	(15)

Other assets	11,055	9,165	19,506	21

Total assets	1,259,232	1,416,962	1,314,813	(11)

Liabilities

Due to banks	23,024	30,201	41,490	(24)

Cash collateral on securities lent	9,203	8,136	6,651	13

Repurchase agreements	37,639	102,429	74,796	(63)

Trading portfolio liabilities	34,154	39,480	54,975	(13)

Negative replacement values	395,070	473,400	393,762	(17)

Cash collateral payables on derivative instruments	71,148	67,114	58,924	6

Financial liabilities designated at fair value	92,878	88,982	100,756	4

Due to customers	371,892	342,409	332,301	9

Accrued expenses and deferred income	6,881	6,850	7,738	0

Debt issued	104,656	140,617	130,271	(26)

Provisions	2,536	1,626	1,704	56

Other liabilities	59,902	62,784	62,674	(5)

Total liabilities	1,208,983	1,364,027	1,266,042	(11)

Equity

Share capital	384	383	383	0

Share premium	33,898	34,614	34,393	(2)

Treasury shares	(1,071)	(1,160)	(654)	(8)

Equity classified as obligation to purchase own shares	(37)	(39)	(54)	(5)

Retained earnings	21,231	23,742	19,604	(11)

Cumulative net income recognized directly in equity, net of tax	(8,509)	(9,011)	(9,945)	(6)

Equity attributable to UBS shareholders	45,895	48,530	43,728	(5)

Equity attributable to non-controlling interests	4,353	4,406	5,043	(1)

Total equity	50,249	52,935	48,770	(5)

Total liabilities and equity	1,259,232	1,416,962	1,314,813	(11)

Financial and operating performance

Balance sheet development

31 December 2012 vs 31 December 2011

As of 31 December 2012, our balance sheet stood at CHF 1,259 billion, a decrease of CHF 158 billion or 11% from 31 December 2011, primarily due to a decline in collateral trading of CHF 104 billion and a reduction in positive replacement values of CHF 69 billion, predominantly relating to the accelerated implementation of our strategy announced in October 2012.

Our funded assets, which represent total assets excluding positive replacement values, were reduced by CHF 89 billion to CHF 841 billion, primarily due to the abovementioned decline in collateral trading and a reduction in trading portfolio assets. These decreases were offset by higher balances with central banks, as well as increased financial investments available-for-sale and lending activities. Currency movements between 31 December 2011 and 31 December 2012 had only a small effect on our funded balance sheet assets.

Most of the total asset reduction occurred within the Investment Bank, mainly in FICC, primarily due to the abovementioned accelerated implementation of our strategy, as well as a change in the methodology used to allocate certain financial assets managed by Group Treasury in 2012, which reduced Investment Bank total assets by CHF 75 billion. Overall, the Investment Bank’s balance sheet decreased by CHF 224 billion, or 25%, to CHF 672 billion. The Investment Bank’s funded assets decreased by CHF 163 billion, or 37%, to CHF 275 billion. Legacy portfolio assets decreased by CHF 19 billion to CHF 38 billion, resulting mainly from position sales, redemptions and loan amortization. The increase in Corporate Center – Core Functions total assets of CHF 74 billion to CHF 223 billion was primarily the result of the above-mentioned change in methodology used to allocate certain financial assets. The average size of our multicurrency portfolio of unencumbered, high-quality, short-term assets remained stable. Wealth Management and Wealth Management Americas total assets increased to CHF 105 billion and CHF 64 billion, respectively, mainly resulting from increased lending activities totaling CHF 15 billion. Retail & Corporate and Global Asset Management total assets were broadly unchanged at CHF 145 billion and CHF 13 billion, respectively.

Cash and balances with central banks

Cash and balances with central banks totaled CHF 66 billion as of 31 December 2012, an increase of CHF 26 billion, mainly due to the re-balancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Lending

Interbank lending (due from banks) decreased by CHF 2 billion to CHF 21 billion, primarily reflecting lower short-term lending activities within Equities in the Investment Bank. Loans increased by CHF 13 billion to CHF 280 billion, predominantly in our wealth management businesses, which contributed CHF 15 billion of growth across several products, including fixed term, LIBOR-based mortgage and call loans. Financial assets designated at fair value were broadly unchanged at CHF 9 billion.

Collateral trading

Collateral trading assets (reverse repurchase agreements and cash collateral on securities borrowed) decreased by CHF 104 billion to CHF 168 billion, primarily reflecting deleveraging within the In-

Financial and operating performance

UBS results

vestment Bank of CHF 74 billion, combined with a CHF 27 billion decrease related to the re-balancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Collateral trading liabilities (repurchase agreements and cash collateral on securities lent) were lower by CHF 64 billion, reflecting a CHF 65 billion deleveragingrelated reduction in the Investment Bank, consistent with the decrease in collateral trading assets.

Trading portfolio

Trading portfolio assets were lower by CHF 21 billion to CHF 161 billion, mainly due to a CHF 30 billion reduction in debt instruments held, which reflected lower government debt, corporate bonds and mortgage-backed securities, primarily resulting from the abovementioned accelerated implementation of our strategy. The decrease in debt holdings was partly offset by a CHF 12 billion increase in equity instruments.

Trading portfolio liabilities were lower by CHF 5 billion, reflecting reduced government debt and corporate bonds short sales, proportionally consistent with the total decrease in trading portfolio assets.

Replacement values

Positive and negative replacement values declined on both sides of the balance sheet, decreasing by CHF 69 billion (14%) and CHF 78 billion (17%) to CHF 418 billion and CHF 395 billion, respectively. Decreases in positive replacement values primarily occurred in interest rate contracts, which declined by CHF 28 billion due to reduced volumes and upward shifts in interest rate curves across most currencies, and credit derivative contracts, which declined by CHF 31 billion, mainly due to a reduction in notional volumes. Similarly, decreases in negative replacement values also occurred in interest rate and credit derivative contracts, which declined by CHF 35 billion and CHF 29 billion, respectively.

Financial investments available-for-sale

Financial investments available-for-sale increased by CHF 13 billion to CHF 66 billion, primarily due to increased holdings of high-quality government debt in our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Short-term borrowings

Short-term borrowings (short-term debt issued and due to banks) decreased by CHF 46 billion to CHF 56 billion, primarily due to reduced funding requirements and to a lesser extent the negative interest charge imposed on financial institutions for Swiss franc clearing accounts, effective 21 December 2012. The reduction in short-term debt issued occurred across product types, primarily in certificates of deposit, which declined by CHF 20 billion, and commercial paper, which declined by CHF 14 billion.

Due to customers

Customer deposits increased by CHF 29 billion to CHF 372 billion as Wealth Management, Wealth Management Americas and Retail & Corporate all continued to attract client money into both current and deposit accounts.

Financial and operating performance

Long-term debt

Long-term debt increased by CHF 7 billion to CHF 165 billion, primarily due to several issuances of covered bonds as well as two separate issuances of lossabsorbing notes. These issuances were partly offset by the maturity of several straight senior issuances.

è	Refer to the “Liquidity and funding management” section for more information on long-term debt issuances

Other assets / Other liabilities

Other assets declined by CHF 14 billion to CHF 69 billion, mainly reflecting a CHF 11 billion decrease in cash collateral receivables on derivative instruments as well as a CHF 3 billion reduction in goodwill in the Investment Bank. Other liabilities were broadly unchanged at CHF 140 billion.

Equity

Equity attributable to UBS shareholders decreased by CHF 2,635 million to CHF 45,895 million as of 31 December 2012 from CHF 48,530 million a year earlier. Total comprehensive income attributable to UBS shareholders was negative CHF 2,009 million, reflecting the net loss attributable to UBS shareholders of CHF 2,511 million, partly offset by other comprehensive income (OCI) attributable to UBS shareholders of CHF 502 million (net of tax). OCI primarily included gains on defined benefit plans and positive cash flow hedge OCI of CHF 609 million and CHF 384 million, respectively, partly offset by foreign currency translation losses of CHF 511 million. Share premium decreased by CHF 716 million, mainly reflecting a tax expense of CHF 457 million and the dividend distribution of CHF 379 million, partly offset by an increase of CHF 126 million related to employee share and share option plans. Net treasury share activity increased equity attributable to UBS shareholders by CHF 89 million.

è	Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders” in this section for more information

Intra-period balances

Balance sheet positions disclosed in this section represent year-end positions. Intraperiod balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end and year-end positions.

è	Refer to the table “FINMA leverage ratio calculation” in the “Capital management” section of this report for our average month-end balance sheet size for the fourth quarter of 2012 and 2011

Financial and operating performance

UBS results

Off-balance sheet

Off-balance sheet arrangements

In the normal course of business, we enter into transactions that are not recognized on the balance sheet in accordance with International Financial Reporting Standards (IFRS) because we have either transferred or have not assumed the related risks and rewards, and / or because we did not become party to the contractual provisions of the financial instruments. These offbalance sheet arrangements are transacted to either meet the financial needs of clients or offer investment opportunities through entities that are not controlled by us. These transactions include derivative instruments, guarantees and similar arrangements, as well as purchased and retained interests in assets transferred to non-consolidated entities.

When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize these on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

We continuously evaluate whether triggering events require reconsideration of the consolidation conclusions made at the inception of our involvement with special purpose entities (SPE).

è

Refer to “Note 1a) 3) Subsidiaries” and “Note 1a) 5) Recognition and derecognition of financial instruments” in the “Financial information” section of this report for more information on accounting policies regarding consolidation and deconsolidation of subsidiaries, including SPE, and recognition and derecognition of financial instruments, respectively.

The following paragraphs discuss several distinct areas of offbalance sheet arrangements. Additional relevant offbalance sheet information is primarily provided in “Note 23 Provisions and contingent liabilities”, “Note 25 Derivative instruments and hedge accounting” and “Note 26 Operating lease commitments” in the “Financial information” section of this report.

Risk disclosures, including our involvement with offbalance sheet vehicles

Refer to the “Risk, treasury and capital management” section of this report for comprehensive liquidity, market and credit risk information related to risk positions, including our exposure to offbalance sheet involvement.

Non-consolidated securitization vehicles and collateralized debt obligations

Our involvement (in the form of purchased or retained interests or derivatives) in non-consolidated securitization vehicles and collateralized debt obligations (CDO) is outlined within the table on the following page under the column “Involvement in nonconsolidated SPE held by UBS”. As of 31 December

2012, the carrying value of our purchased and retained interests relating to non-consolidated SPE and CDO totaled CHF 5.5 billion, of which CHF 4.3 billion was held in Trading portfolio assets and measured at fair value and CHF 1.2 billion was held at amortized cost within Loans. In addition, we had involvement in SPE in the form of net Negative replacement values, mainly total return swaps and credit default swaps, of CHF 0.2 billion as of 31 December 2012. The total pool of assets held by these non-consolidated investment vehicles in which UBS has involvement are reflected in the column “Total SPE assets”. These total SPE assets represent the total size and exposure of the SPE and are not indicative of our risk of loss. Our maximum loss potential is generally limited to the carrying amount of purchased and retained interests. Our exposure with respect to credit derivatives is based on the notional value of those instruments. Maximum loss related to total return swaps cannot be quantified, however, fair value is generally considered to be the best approximation of this risk.

During 2012 we sponsored the creation of a limited number of special purpose entities that principally facilitated the securitization of commercial mortgage loans. These securitization transactions generally involved the transfer of assets into a trust or corporation, which in turn issued beneficial interests in the form of securities. Financial assets transferred to such trusts and corporations are no longer reported in our consolidated financial statements once the accounting requirements for derecognition are met, including the transfer of substantially all of the risks and rewards related to such assets. UBS retained certain involvement in some of these SPE, which are included in the disclosure on the next page.

è

Refer to “Note 1a) 12) Securitization structures set up by UBS” in the “Financial information” section of this report for more information on accounting policies regarding securitization vehicles established by UBS

è	Refer to the securitization disclosures in the “Basel 2.5 Pillar 3” section of this report for a more comprehensive overview of our securitization activities

In addition to our retained involvement in SPE from 2012 securitization activities, we also continue to retain interests in earlier securitization issuances, primarily in the Legacy Portfolio, which were originated by UBS or by third parties. The volume and size of these positions, the majority of which are linked to the US mortgage market, have been further reduced as of 31 December 2012 when compared with the prior year.

Our involvement in non-consolidated securitization vehicles and collateralized debt obligations disclosed in this section is typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The numbers presented do not include these offsetting factors.

Financial and operating performance

Loans held at amortized cost included in the table below are mainly comprised of student loan auction rate securities, to the extent these are not backed by a US government agency, instrumentality or government-sponsored enterprise, as well as assets which were previously Held for trading and later reclassified to Loans and receivables, including monoline-protected assets, US reference linked notes and other assets. Our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock, Inc. is also not included in the table below.

è

Refer to “Note 28 Pledged and transferred financial assets” in the “Financial information” section and to the “Risk, treasury and capital management” section of this report for more information on our loan to the BlackRock fund

è	Refer to “Note 29b Reclassified financial assets” in the “Financial information” section of this report for more information on reclassified financial assets.

The numbers outlined in the table below deviate from the secu-ritization positions presented in the ”Basel 2.5 Pillar 3” section of this report, primarily due to: (i) different scope, mainly exclusion of certain government-backed and synthetic securitization transactions from the table below, (ii) a different measurement basis in certain cases (e.g. IFRS carrying value within the table below compared with net exposure amount at default for Basel 2.5 Pillar 3 disclosures), and (iii) different classification of originated and sponsored activities. “Originated by UBS” amounts presented below include both securitization activities which we originated and those in which we acted as the lead manager (including joint or co-lead roles) for the transaction. For Basel 2.5 Pillar 3 disclosures, originated and sponsored activities are presented separately.

Liquidity facilities and similar obligations

On 31 December 2012 and 2011, we had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other similar types of SPE.

Non-consolidated securitization vehicles and collateralized debt obligations

CHF billion	Involvement in non-consolidated SPE held by UBS			Total SPE assets[2]
	Purchased and retained interests held by UBS[1]	Derivatives held by UBS
As of 31 December 2012	Carrying value	Fair value	Nominal value	Original principal outstanding	Current principal outstanding	Delinquency amounts

Originated by UBS

CDO

Residential mortgage	0.0	0.0	0.2	5.3	1.3	0.0

Commercial mortgage	0.2	0.0	0.0	0.9	0.9	0.0

Other ABS	0.7	0.0	0.0	16.0	8.3	0.0

Securitizations

Residential mortgage	0.1	0.0	1.3	102.1	26.0	2.9

Commercial mortgage	0.4	0.0	0.0	80.9	63.7	5.8

Other ABS	0.4	0.0	0.0	9.6	5.3	0.0

Total	1.8	0.0	1.5	214.8	105.5	8.7

Not originated by UBS

CDO

Residential mortgage	0.0	0.0	0.0	92.3	78.9	0.0

Commercial mortgage	0.1	0.0	0.0	4.7	2.9	0.0

Other ABS	0.9	0.1	0.3	53.0	36.0	0.0

Securitizations

Residential mortgage	0.7	(0.3)	1.7	388.7	122.6	42.5

Commercial mortgage	1.0	0.0	0.1	358.3	248.1	25.7

Other ABS	1.0	0.0	0.0	32.3	18.4	0.0

Total	3.7	(0.2)	2.1	929.3	506.9	68.2

1  Includes loans and receivables measured at amortized cost in the amount of CHF 0.8 billion originated by UBS and CHF 0.4 billion not originated by UBS as well as trading assets measured at fair value in the amount of CHF 1.0 billion originated by UBS and CHF 3.3 billion not originated by UBS. Excludes CHF 11.0 billion of asset backed securities, of which CHF 7.3 billion were held in Wealth Management Americas’ available-for- sale portfolio (refer to “Note 14 Financial investments available-for-sale” in the “Financial information” section of this report for more information) and CHF 3.7 billion were held in the trading portfolio of the Investment Bank, and CHF 3.5 billion of student loan auction rate securities were held as Loans in Corporate Center – Legacy Portfolio as of 31 December 2012, all of which were backed by a US government agency, instrumentality or government-sponsored enterprise. These securities have been excluded due to the comprehensive involvement of the US government in these organizations and, consequently, their significantly lower risk pro- file.  2  “Total SPE assets” includes information which UBS could gather after making exhaustive efforts, but excludes data which UBS was unable to obtain (in sufficient quality), especially for structures originated by third parties.

Financial and operating performance

UBS results

Support provided to non-consolidated investment funds

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

In a limited number of cases and primarily stemming from the financial crisis, UBS has provided support to certain nonconsolidated investment funds in the form of collateralized financing, direct acquisition of fund units and purchases of assets from the funds. These funds are managed in our wealth and asset management businesses, and support was provided in cases where it was necessary due to regulatory or legal requirements or other exceptional circumstances. Throughout 2012 we have continued to reduce our positions in these acquired fund units or other assets, and as of 31 December 2012 the carrying value of fund units acquired and other assets purchased from such funds totaled CHF 0.2 billion.

Purchases of assets from the funds that we manage, direct acquisition of fund units and guarantees granted to third parties in the context of such nonconsolidated funds were not material in 2012. Collateralized financing provided in the ordinary course of business to nonconsolidated investment funds was CHF 0.6 billion as of 31 December 2012. Net losses incurred on fund units, which are generally accounted for as financial investments available-for-sale, were not material in 2012.

In accordance with standard industry practice, our wealth and asset management businesses occasionally also provide short-term funding facilities to certain investment funds to cover timing gaps in the redemption and subscription processes. These facilities did not result in any losses in 2012.

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

On 31 December 2012, the exposure (gross values less subparticipations) from guarantees and similar instruments was CHF 17.8 billion, compared with CHF 17.4 billion as of 31 December 2011. Fee income from issuing guarantees was not significant to total revenues in 2012.

    Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that we will make a payment in the event that clients fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of clients. The majority of these unutilized credit lines range in maturity from one month to five years. If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2012, we recognized net credit loss recoveries of CHF 16 million, compared with net credit loss recoveries of CHF 22 million for the year ended 31 December 2011, related to obligations incurred for guarantees and loan commitments. Provisions recognized for guarantees and loan commitments were CHF 64 million as of 31 December 2012 and CHF 93 million as of 31 December 2011.

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

Clearinghouse and exchange memberships

We are a member of numerous securities and derivative exchanges and clearinghouses. In connection with some of those memberships, we may be required to pay a share of the financial obligations of another member who defaults, or we may be otherwise exposed to additional financial obligations. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 1 July 2012 to 30 June 2013, the Swiss Financial Market Supervisory Authority (FINMA) estimates our share in the deposit insurance system to be CHF 1.0 billion. The deposit insurance is a guarantee and exposes us to additional risk. This is not reflected in the table on the following page due to its unique characteristics. As of 31 December 2012, we consider the probability of a material loss from our obligation to be remote.

Underwriting commitments

Gross equity underwriting commitments on 31 December 2012 and 31 December 2011 amounted to CHF 0.2 billion and CHF 1.1 billion, respectively. Gross debt and private equity underwriting commitments on 31 December 2012 and 31 December 2011 were not material.

Purchase commitments

As of 31 December 2012, UBS had a firm commitment to acquire Link Investimentos, a Brazilian financial services firm for an acquisition

90

Financial and operating performance

Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.12			31.12.11
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees

Credit guarantees and similar instruments	8,313	(734)	7,579	8,671	(315)	8,356

Performance guarantees and similar instruments	3,673	(829)	2,844	3,337	(493)	2,845

Documentary credits	8,072	(660)	7,412	6,897	(737)	6,160

Total guarantees	20,058	(2,223)	17,835	18,905	(1,545)	17,360

Commitments

Loan commitments	59,818	(867)	58,950	58,192	(1,640)	56,552

Underwriting commitments	167	(167)	0	1,160	(278)	882

Total Commitments	59,985	(1,034)	58,951	59,352	(1,918)	57,434

Forward starting transactions[1]

Reverse repurchase agreements	18,576			27,113

Securities borrowing agreements	249			502

Repurchase agreements	9,993			21,134

1  Cash to be paid in the future by either UBS or the counterparty.

cost of approximately CHF 90 million. The acquisition closed in the first quarter of 2013.

Contractual obligations

The table below summarizes payments due by period under contractual obligations as of 31 December 2012.

All contracts included in this table, with the exception of purchase obligations (those in which we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 26 Operating lease commitments” in the “Financial information” section of this report.

Long-term debt obligations as of 31 December 2012 were CHF 182 billion and consisted of long-term debt issued (CHF 86 billion) and financial liabilities designated at fair value (CHF 96 billion) and represent both estimated future interest and principal payments on an undiscounted basis. Refer to the “Maturity analysis of financial liabilities” table in the “Risk, treasury and capital management” section of this report for more information. Approximately half of total long-term debt obligations had a variable rate of interest. Amounts due on interest rate swaps used to hedge interest rate risk inherent in fixed-rate debt issued, and designated in fair value hedge accounting relationships, are not included in the table below. The notional amount of these interest rate swaps was CHF 38 billion as of 31 December 2012. Financial liabilities designated at fair value (CHF 96 billion on an undiscounted cash flow basis) mostly consist of structured notes and are generally economically hedged but it would not be practicable to estimate the amount and/or timing of the payments on interest swaps used to hedge these instruments, as interest rate risk inherent in respective liabilities is generally risk managed on a portfolio level.

Within purchase obligations, the obligation to employees under mandatory notice periods is excluded (i.e. the period in which we must pay contractually-agreed salaries to employees leaving the firm).

Our obligations recognized on the balance sheet as Due to banks, Cash collateral on securities lent, Repurchase agreements, Trading portfolio liabilities, Negative replacement values, Cash collateral payables on derivative instruments, Due to customers, Provisions and Other liabilities are excluded from the table below. Refer to the respective Notes in the “Financial information” section of this report for more information on these liabilities.

Contractual obligations

	Payment due by period
CHF million	< 1 year	1-3 years	3-5 years	> 5 years
Long-term debt obligations	48,430	45,420	36,712	51,376

Finance lease obligations	35	67	3	104

Operating lease obligations	808	1,408	1,085	2,409

Purchase obligations	1,139	1,182	337	287

Total	50,412	48,077	38,137	54,176

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

In 2012, the estimation of the effects of foreign currency translation on the statement of cash flows was refined. In conjunction with this change in estimate, the presentation of amounts within Net cash flows from/(used in) operating activities has been enhanced by eliminating the estimated foreign currency effects from individual balance sheet movements presented under Net (increase)/decrease in operating assets and liabilities and reflecting these within Other net adjustments, for which comparatives have been restated.

2012

As of 31 December 2012, cash and cash equivalents totaled CHF 99.1 billion, an increase of CHF 13.5 billion from 31 December 2011.

Operating activities

For the year ended 31 December 2012, net cash flow generated from operating activities was CHF 67.1 billion, primarily reflecting deleveraging of our balance sheet, compared with net cash flow used in operating activities of CHF 14.2 billion in 2011. Net operating cash inflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 11.2 billion in 2012 compared with net operating cash outflows of CHF 3.0 billion in 2011.

In 2012, net cash inflows of CHF 56.1 billion were generated by the overall decrease in operating assets and liabilities. Gross cash inflows of CHF 131.6 billion primary resulted from the reduction of reverse repurchase agreements and cash collateral on securities borrowed assets of CHF 102.4 billion. A key component of the gross cash outflows of CHF 75.5 billion was the reduction of the repurchase agreements and cash collateral on securities lent liabilities of CHF 66.1 billion.

Investing activities

Net cash flow used in investing activities was CHF 14.8 billion compared with net cash flow generated of CHF 19.4 billion in 2011. The 2012 cash outflow primarily reflected the net investment in financial investments availableforsale of CHF 13.9 billion. This includes gross cash inflows from sales and maturities of CHF 8,796 million and gross cash outflows from purchases of CHF 7,422 million related to the Wealth Management Americas availableforsale portfolio. The remaining net cash outflow of CHF 15,320 million almost entirely related to our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Financing activities

Net cash flow used in funding activities was CHF 38.0 billion in 2012, primarily reflecting net repayment of shortterm debt issuances of CHF 38.0 billion. The net acquisition of treasury shares and own equity derivative activity of CHF 1.2 billion, dividends paid to UBS shareholders of CHF 0.4 billion and dividends paid on preferred securities reflected in noncontrolling interests of CHF 0.3 billion also resulted in cash outflows, which were partly offset by the net issuance of long-term debt (issuances less redemptions) of CHF 1.8 billion. In 2011, financing activities generated net cash inflows of CHF 2.7 billion.

Financial and operating performance

2011

As of 31 December 2011, cash and cash equivalents totaled CHF 85.6 billion, an increase of CHF 5.7 billion from 31 December 2010.

Operating activities

For the year ended 31 December 2011, net cash flows used in operating activities were CHF 14.2 billion compared with net cash flow generated from operating activities of CHF 13.4 billion in 2010. Net operating cash flow generated (before changes in operating assets and liabilities and income taxes paid, net of refunds) totaled CHF 3.0 billion in 2011, compared with net cash flow generated in 2010 of CHF 24.0 billion.

In 2011, net cash of CHF 16.9 billion was utilized by an overall increase in operating assets and liabilities. Gross cash generation of CHF 66.4 billion primarily resulted from an increase of repurchase agreements and cash collateral on securities lent liabilities of CHF 27.1 billion and from a decrease of net trading balances of CHF 17.2 billion. The gross cash consumption was mainly due to an increase of reverse repurchase agreements and cash collateral on securities borrowed assets of CHF 67.3 billion and an increase in net due from / to banks of CHF 14.6 billion.

Investing activities

Net cash flow generated from investing activities was CHF 19.4 billion compared with CHF 4.1 billion in 2010. The 2011 cash inflow primarily reflected the net divestment of financial investments available-for-sale of CHF 20.3 billion, which included CHF 14.2 billion from the sale of our strategic investment portfolio.

Financing activities

Net cash inflow from UBS’s funding activities was CHF 2.7 billion, reflecting net cash inflow from net short-term debt issuances of CHF 15.3 billion, offset by cash outflows for the net redemption of long-term debt (repayments less issuances) of CHF 10.0 billion, net acquisition of treasury shares and own equity derivative activity of CHF 1.9 billion and redemptions and dividends paid on preferred securities reflected in noncontrolling interests of CHF 0.7 billion. In 2010, financing activities generated net cash inflows of CHF 1.8 billion.

Financial and operating performance

Wealth Management

Wealth Management

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Net interest income	1,951	1,968	1,737	(1)

Net fee and commission income	4,275	4,363	4,964	(2)

Net trading income	778	878	647	(11)

Other income	37	425	(3)	(91)

Income	7,040	7,634	7,345	(8)

Credit loss (expense) / recovery	1	11	11	(91)

Total operating income	7,041	7,645	7,356	(8)

Personnel expenses	2,865	3,300	3,228	(13)

General and administrative expenses	1,360	1,192	1,264	14

Services (to) / from other business divisions	243	318	449	(24)

Depreciation and impairment of property and equipment	159	165	163	(4)

Amortization and impairment of intangible assets	7	37	19	(81)

Total operating expenses[2]	4,634	5,012	5,123	(8)

Business division performance before tax	2,407	2,633	2,233	(9)

Key performance indicators[3]

Pre-tax profit growth (%)	(8.6)	17.9	(1.3)

Cost / income ratio (%)	65.8	65.7	69.7

Net new money growth (%)[4]	3.5	3.1	(1.5)

Gross margin on invested assets (bps)[5]	89	101	92	(12)

Additional information

Average attributed equity (CHF billion)[6]	4.0	5.0	4.4	(20)

Return on attributed equity (RoaE) (%)	60.9	52.7	50.8

BIS risk-weighted assets (CHF billion)[7]	17.3	16.6	16.9	4

Return on risk-weighted assets, gross (%)[8]	41.4	45.7	41.4

Goodwill and intangible assets (CHF billion)	1.4	1.4	1.5	0

Net new money (CHF billion)[4]	26.3	23.5	(12.1)

Invested assets (CHF billion)	821	750	768	9

Client assets (CHF billion)	951	875	920	9

Loans, gross (CHF billion)	86.6	75.1	67.1	15

Due to customers (CHF billion)	180.2	170.2	156.8	6

Personnel (full-time equivalents)	16,210	15,904	15,663	2

Client advisors (full-time equivalents)	4,128	4,202	4,172	(2)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  4  Net new money excludes interest and dividend income.  5  Excludes any effect on profit or loss from a property fund (2012: gain of CHF 4 million, 2011: loss of CHF 22 million, 2010: loss of CHF 45 million).  6  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  7  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  8  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.

Financial and operating performance

Regional breakdown of key figures1,2

As of or for the year ended 31.12.12	Europe	Asia Pacific	Switzerland	Emerging Markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	(5.2)	18.4	4.2	8.9	19.9		(0.2)

Net new money growth (%)[4]	(1.6)	11.3	3.1	7.7	6.3		(0.6)

Invested assets (CHF billion)	344	196	145	127	362		43

Gross margin on invested assets (bps)	89	76	101	96	52		37 [5]

Client advisors (full-time equivalents)	1,620	987	782	668	815	[6]	N/A

1  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  2  Based on the Wealth Management business area structure, and excluding minor functions with 71 client advisors, and CHF 9 billion of invested assets, and CHF 0.0 billion of net new money inflows, which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.   3  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.  4  Net new money excludes interest and dividend income.  5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 19 basis points.  6  Dedicated ultra high net worth units: 597 client advisors. Non-dedicated ultra high net worth units: 218 client advisors.

Financial and operating performance

Wealth Management

Business performance

2012

Results

Pretax profit was CHF 2,407 million in 2012 compared with CHF 2,633 million in the previous year, which included a gain of CHF 433 million from the sale of our strategic investment portfolio in the third quarter of 2011. Operating expenses in 2012 included a credit to personnel expenses of CHF 358 million related to changes to our pension plans. Adjusted for these two items and restructuring costs, pretax profit decreased by CHF 207 million to CHF 2,075 million, partly reflecting the fact that the previous year benefited from CHF 103 million of accrued interest from the aforementioned strategic investment portfolio. Net new money was CHF 26.3 billion compared with CHF 23.5 billion in the prior year.

Operating income

Total operating income in 2012 was CHF 7,041 million compared with CHF 7,645 million in 2011. Adjusted for the gain on the sale of our strategic investment portfolio, total operating income declined by CHF 171 million, mainly because 2011 included CHF 103 million of interest income stemming from the abovementioned strategic investment portfolio.

è	Refer to the “Certain items affecting our results in 2011” sidebar in our Annual Report 2011 for more information on the sale of our strategic investment portfolio

Net interest income decreased by CHF 17 million to CHF 1,951 million, mainly as the previous year included CHF 103 million of interest income stemming from the abovementioned strategic investment portfolio. Moreover, net interest income was negatively affected by increased costs of CHF 69 million related to assets managed centrally by Group Treasury and CHF 22 million lower allocations related to investment proceeds from the firm’s equity. These factors were largely offset by CHF 180 million higher product-related interest income, reflecting the beneficial effects of increases in client deposit and lending volumes.

Net fee and commission income declined by CHF 88 million to CHF 4,275 million, mainly reflecting lower recurring fees on discretionary business, investment funds and non-asset based fees, primarily resulting from the business transformation in Europe. This was partly offset by 4% higher transaction-based fees due to increased client activity levels in Asia Pacific throughout the year.

Trading income decreased by CHF 100 million to CHF 778 million, primarily due to lower treasury-related income and lower client activity following the reduced volatility on the foreign exchange market.

Other income was CHF 37 million compared with CHF 425 million in 2011, mainly as the prior year included the abovementioned gain on the sale of our strategic investment portfolio.

Operating expenses

Total operating expenses were CHF 4,634 million, down CHF 378 million from the prior year. Restructuring charges were CHF 26 million in 2012, down from CHF 82 million in the previous year. Adjusted for these restructuring costs and the abovementioned credit related to changes to our pension plans, costs increased by CHF 36 million to CHF 4,966 million.

Personnel expenses decreased to CHF 2,865 million from CHF 3,300 million in the previous year. Excluding the abovementioned factors, personnel expenses decreased by CHF 38 million, primarily reflecting lower accruals for variable compensation as well as reduced personnel expenses related to technology and operations costs. This was partially offset by higher personnel expenses of

Financial and operating performance

CHF 129 million due to the centralization of operations units from the business divisions in the Corporate Center on 1 July 2012. As Wealth Management previously obtained significant support from Retail & Corporate, the centralization and subsequent reallocation of operations units had the effect of reducing net charges from other business divisions and increasing personnel and non-personnel costs in 2012.

è	Refer to the “Significant accounting and financial reporting structure changes” section of this report for more information on changes related to the centralization of operations units

General and administrative expenses were CHF 1,360 million compared with CHF 1,192 million in 2011. This included higher investments in marketing and branding and increased charges for provisions for litigation, regulatory and similar matters. Further, the aforementioned centralization of operations units in 2012 led to increased expenses of CHF 45 million in 2012.

Charges for services from other business divisions decreased to CHF 243 million from CHF 318 million, mainly due to the aforementioned lower allocations of CHF 175 million from the centralization of operations units, partially offset by higher allocations from other business transfers.

Depreciation was CHF 159 million compared with CHF 165 million in the prior year. Amortization of intangible assets was CHF 7 million, down from CHF 37 million in 2011, which included the impairment of intangible assets related to a past acquisition in the UK.

Cost/income ratio

The cost/income ratio in 2012 was 65.8%. On an adjusted basis excluding restructuring charges, the effect from the credit related to changes to our pension plans in 2012 and the gain from the sale of the strategic investment portfolio in 2011, the cost/income ratio increased 2.0 percentage points to 70.5% and was outside our target range of 60% to 70%.

Net new money growth

The net new money growth rate increased from 3.1% to 3.5% and was within our target range of 3% to 5%. The strongest net inflows were recorded in Asia Pacific and emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows in the offshore business, mainly related to clients from countries neighboring Switzerland. This was partly offset by net inflows in the European onshore business. Swiss wealth management reported increased net inflows compared with the prior year.

Invested assets

Invested assets were CHF 821 billion on 31 December 2012, representing an increase of CHF 71 billion from 31 December 2011. Positive market performance as well as net new money inflows were partially offset by negative currency effects, mainly resulting from a slight strengthening of the Swiss franc against the US dollar and the euro.

Gross margin on invested assets

In 2012, the gross margin on invested assets decreased 12 basis points to 89 basis points. Adjusted for the aforementioned gain on the sale of the strategic investment portfolio in the previous year, the gross margin declined 7 basis points to 89 basis points and was outside our target range of 95 to 105 basis points. The gross margin calculation excludes any effect on profit or loss from a property fund.

Personnel

Wealth Management employed 16,210 personnel on 31 December 2012 compared with 15,904 on 31 December 2011. The abovementioned centralization and subsequent reallocation of personnel from operations units led to an increase of personnel. Excluding this effect, non-client-advisor staff and client advisors decreased mainly reflecting measures taken as a part of our cost reduction program announced in July 2011.

The number of client advisors decreased to 4,128 from 4,202 in the prior year due to reductions in more established markets, partly offset by further increases in the strategic growth areas of Asia Pacific and emerging markets.

Financial and operating performance

Wealth Management

2011

Results

Pre-tax profit was CHF 2,633 million in 2011 compared with CHF 2,233 million in 2010, and included a gain of CHF 433 million from the sale of our strategic investment portfolio and CHF 82 million of restructuring charges. When adjusted for these two items, pre-tax profit was CHF 2,282 million, slightly up from the previous year as adverse currency effects and reduced client activity were more than offset by ongoing cost management.

è	Refer to the “Certain items affecting our results in 2011” sidebar in our Annual Report 2011 for more information on our cost reduction program and the sale of our strategic investment portfolio

Operating income

Total operating income was CHF 7,645 million compared with CHF 7,356 million. When adjusted for the gain on the sale of our strategic investment portfolio, total operating income declined 2% to CHF 7,212 million.

Net interest income increased 13% to CHF 1,968 million which included higher treasury-related income, partially due to interest income resulting from the strategic investment portfolio (which was acquired in late 2010) and an adjustment to the allocation of treasury-related income between Wealth Management and Retail & Corporate. Further, net interest income benefited from 10% higher average lending volumes. This was offset by margin pressure as a result of low market interest rates.

Net fee and commission income declined 12% to CHF 4,363 million. This was mainly due to lower asset-based fees, reflecting a CHF 44 billion lower average invested asset base, primarily as a result of the strengthening Swiss franc and negative equity market performance. Deterioration in client activity, primarily in the second half of the year, impacted fee income further.

Trading income increased 36% to CHF 878 million, due to higher income linked to foreign exchange and precious metal client trading activities as well as changes in the revenue-sharing agreement related to the Investment Products & Services unit and higher treasury-related revenues.

Other income was CHF 425 million in 2011 due to the above-mentioned gain on the sale of our strategic investment portfolio.

Operating expenses

Total operating expenses were CHF 5,012 million, down 2% from the prior year, or down 4% when adjusted for restructuring costs.

Personnel expenses were CHF 3,300 million, an increase of 2% compared with CHF 3,228 million in 2010. Excluding restructuring costs, personnel expenses were stable, primarily reflecting lower accruals for variable compensation and a 4% increase in average headcount.

General and administrative expenses were CHF 1,192 million compared with CHF 1,264 million, which included a charge of CHF 40 million for provisions for litigation, regulatory and similar matters and a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter.

Charges for services from other business divisions were down significantly to CHF 318 million from CHF 449 million, mainly due to higher charges to other businesses in relation to the Investment Products & Services unit.

Depreciation was CHF 165 million compared with CHF 163 million one year earlier. Amortization of intangible assets was CHF 37 million, up from CHF 19 million, mainly due to the impairment of intangible assets related to a past acquisition in the UK.

Cost/income ratio

The cost/income ratio in 2011 was 65.7%, down 4.0 percentage points versus the previous year. If adjusted for the gain of the sale of the strategic investment portfolio and restructuring charges, the cost/income ratio was 68.5%.

Net new money growth

Net new money growth rate for 2011 was 3.1% compared with negative 1.5% in the prior year. Total wealth management net new money improved significantly, with net inflows of CHF 23.5

Financial and operating performance

billion compared with net outflows of CHF 12.1 billion in 2010. The strongest net inflows were recorded in Asia Pacific and emerging markets as well as globally from ultra high net worth clients. Europe reported net outflows, mainly related to the offshore business with countries neighboring Switzerland partly offset by net inflows from the European onshore business. Swiss wealth management reported increased net inflows in 2011 compared with the prior year.

Invested assets

Invested assets were CHF 750 billion on 31 December 2011, a decrease of CHF 18 billion from 31 December 2010. Negative equity market performance as well as adverse currency effects, mainly resulting from a 3% decline in the value of the euro against the Swiss franc, more than offset net new money inflows and positive bond market performance.

Gross margin on invested assets

The gross margin on invested assets was 101 basis points. When adjusted for the abovementioned gain on the sale of our strategic investment portfolio, the gross margin was 96 basis points, an improvement of 4 basis points from the prior year. The gross margin calculation excludes any effect on profit or loss from a property fund.

Personnel

Wealth Management employed 15,904 personnel on 31 December 2011 compared with 15,663 on 31 December 2010, reflecting an increase of 30 client advisors and 211 non-client-advisors.

The number of client advisors increased to 4,202 from 4,172 in the prior year as client-facing staff increased in the strategic growth areas of Asia Pacific and emerging markets, partly offset by reductions in more established markets. The increase in non-client-advisors reflects the transfer of approximately 400 personnel from the Investment Bank and Retail & Corporate to Wealth Management, as part of forming the Investment Products & Services unit in 2011. This was partly offset by a lower allocation of Corporate Center shared services personnel.

Financial and operating performance

Wealth Management Americas

Wealth Management Americas

Business division reporting – in US dollars1

	As of or for the year ended			% change from
USD million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Net interest income	849	828	671	3

Net fee and commission income	4,925	4,559	4,093	8

Net trading income	507	509	549	0

Other income	266	121	55	120

Income	6,547	6,017	5,368	9

Credit loss (expense) / recovery	(15)	(6)	(1)	150

Total operating income	6,532	6,011	5,367	9

Personnel expenses	4,556	4,348	4,062	5

Financial advisor compensation[2]	2,399	2,249	1,996	7

Compensation commitments and advances related to recruited financial advisors[3]	679	609	577	11

Salaries and other personnel costs	1,477	1,490	1,489	(1)

General and administrative expenses	958	887	1,189	8

Services (to) / from other business divisions	(16)	(11)	(5)	45

Depreciation and impairment of property and equipment	107	112	189	(4)

Amortization and impairment of intangible assets	55	54	53	2

Total operating expenses[4]	5,659	5,389	5,489	5

Business division performance before tax	873	622	(122)	40

Key performance indicators[5]

Pre-tax profit growth (%)[6]	40.4	N/A	N/A

Cost / income ratio (%)	86.4	89.6	102.3

Share of recurring revenues (%)	65.3	65.2	62.9

Net new money growth (%)[7]	2.9	1.9	(0.8)

Gross margin on invested assets (bps)	81	80	79	1

Additional information

Recurring income	4,265	3,921	3,377	9

Average attributed equity (USD billion)[8]	6.6	9.1	7.7	(27)

Return on attributed equity (RoaE) (%)	13.2	6.8	(1.6)

BIS risk-weighted assets (USD billion)[9]	24.9	27.8	25.5	(10)

Return on risk-weighted assets, gross (%)[10]	25.4	22.8	23.4

Goodwill and intangible assets (USD billion)	3.9	3.9	4.0	0

Net new money (USD billion)[7]	22.1	14.1	(5.4)

Net new money including interest and dividend income (USD billion)[11]	44.8	34.7	13.2

Invested assets (USD billion)	843	756	738	12

Client assets (USD billion)	885	795	790	11

Loans, gross (USD billion)	34.1	29.7	24.1	15

Due to customers (USD billion)	56.6	41.4	38.3	37

of which: deposit accounts (USD billion)	43.6	30.4	27.9	43

Personnel (full-time equivalents)	16,094	16,207	16,330	(1)

Financial advisors (full-time equivalents)	7,059	6,967	6,796	1

Business division reporting excluding PaineWebber acquisition costs[12]

Business division performance before tax	982	718	(17)	37

Cost / income ratio (%)	84.9	88.1	100.3

Average attributed equity (USD billion)[8]	3.4	5.8	4.5	(41)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.   2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.  3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.  4  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information.  5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.  7  Net new money excludes interest and dividend income.  8  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  9  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  10  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.  11  Presented in line with the historical US methodology.  12  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Financial and operating performance

Business division reporting – in Swiss francs1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Net interest income	792	729	695	9

Net fee and commission income	4,597	4,018	4,244	14

Net trading income	473	450	570	5

Other income	249	103	56	142

Income	6,110	5,300	5,565	15

Credit loss (expense) / recovery	(14)	(6)	(1)	133

Total operating income	6,097	5,295	5,564	15

Personnel expenses	4,252	3,830	4,216	11

Financial advisor compensation[2]	2,239	1,982	2,068	13

Compensation commitments and advances related to recruited financial advisors[3]	634	536	599	18

Salaries and other personnel costs	1,379	1,313	1,548	5

General and administrative expenses	893	783	1,223	14

Services (to) / from other business divisions	(15)	(9)	(6)	67

Depreciation and impairment of property and equipment	100	99	198	1

Amortization and impairment of intangible assets	51	48	55	6

Total operating expenses[4]	5,281	4,750	5,685	11

Business division performance before tax	816	544	(121)	50

Key performance indicators[5]

Pre-tax profit growth (%)[6]	50.0	N/A	N/A

Cost / income ratio (%)	86.4	89.6	102.2

Share of recurring revenues (%)	65.3	65.2	62.9

Net new money growth (%)[7]	2.9	1.8	(0.9)

Gross margin on invested assets (bps)	81	79	80	3

Additional information

Recurring income	3,980	3,454	3,502	15

Average attributed equity (CHF billion)[8]	6.2	8.0	8.0	(23)

Return on attributed equity (RoaE) (%)	13.3	6.8	(1.5)

BIS risk-weighted assets (CHF billion)[9]	22.8	26.1	23.8	(13)

Return on risk-weighted assets, gross (%)[10]	25.6	22.3	23.8

Goodwill and intangible assets (CHF billion)	3.5	3.7	3.7	(5)

Net new money (CHF billion)[7]	20.6	12.1	(6.1)

Net new money including interest and dividend income (CHF billion)[11]	41.7	30.4	13.0

Invested assets (CHF billion)	772	709	689	9

Client assets (CHF billion)	810	746	738	9

Loans, gross (CHF billion)	31.2	27.9	22.5	12

Due to customers (CHF billion)	51.8	38.9	35.8	33

of which: deposit accounts (CHF billion)	39.9	28.5	26.0	40

Personnel (full-time equivalents)	16,094	16,207	16,330	(1)

Financial advisors (full-time equivalents)	7,059	6,967	6,796	1

Business division reporting excluding PaineWebber acquisition costs[12]

Business division performance before tax	918	629	(12)	46

Cost / income ratio (%)	84.9	88.1	100.2

Average attributed equity (CHF billion)[8]	3.2	5.1	4.6	(37)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.  3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.  4  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.  7  Net new money excludes interest and dividend income.  8  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  9  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 De-cember 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  10  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.  11  Presented in line with the historical US methodology.  12  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Financial and operating performance

Wealth Management Americas

Business performance

2012

Results

Wealth Management Americas reported a record pre-tax profit of USD 873 million in 2012 compared with USD 622 million in 2011. This improved performance resulted from a 9% increase in revenue due to increases in fees and commissions as well as realized gains on financial investments in our available-for-sale portfolio. Operating expenses increased 5% due to higher financial advisor related compensation and higher charges for provisions for litigation, regulatory and similar matters, partially offset by lower restructuring charges. In addition, 2012 included a pre-tax gain of USD 53 million net of compensation charges related to a change in accounting estimates for certain mutual fund and annuity fee income, compared with USD 32 million related to a change in accounting estimates for certain mutual fund fees in 2011. Net new money inflows of USD 22.1 billion were the highest full year total since 2007.

Operating income

Total operating income increased 9% to USD 6,532 million from USD 6,011 million in 2011.

Net fee and commission income increased by USD 366 million to USD 4,925 million. Recurring fees increased 10% due to higher fees on managed accounts corresponding to higher invested asset levels. In addition, recurring fees included USD 59 million related to a change to accrual-based accounting estimates from a cash basis for certain mutual fund and annuity fee income, compared with USD 48 million related to the prior year. Transactionbased revenues increased 3%, primarily due to higher income from taxable fixed income products.

Interest income increased by USD 21 million to USD 849 million primarily due to higher client balances in securities-based lending and mortgages. Average securities-backed lending balances increased 12% and average mortgage balances nearly doubled from 2011. In addition, 2012 included lower income from mortgage-backed securities in the available-for-sale portfolio due to yield adjustments arising from updated cash flow estimates compared with an upward adjustment reclassifying USD 22 million from other comprehensive income in 2011.

Trading income decreased USD 2 million to USD 507 million due to lower municipal securities trading mostly offset by higher income derived from taxable fixed income, unit investment trusts and emerging market products.

Other income increased by USD 145 million to USD 266 million as realized gains on sales of financial investments held in the available-for-sale portfolio increased to USD 234 million from USD 96 million in the prior year. These gains resulted from the rebalancing of the investment portfolio risk profile as guided by the portfolio’s investment policy. This rebalancing, which addresses faster prepayment speeds on agency mortgage-backed securities arising from a lower yield curve, may reduce the level of interest income on the portfolio going forward. Because this rebalancing is primarily driven by the interest rate environment, future gains from portfolio sales are not predictable.

Recurring income, the combination of recurring fees and net interest income, increased by USD 344 million to USD 4,265 million due to higher managed account and annuity fees as well as higher interest income. Recurring income for 2012 comprised 65% of operating income, broadly unchanged from 2011. Non-recurring income increased by USD 186 million to USD 2,282 million, primarily due to higher realized gains on the sale of financial investments in the available-for-sale portfolio and higher transaction-based activity.

Operating expenses

Operating expenses increased by USD 270 million to USD 5,659 million from USD 5,389 million due to higher financial advisor compensation corresponding to higher revenues. In 2012, Wealth Management Americas recognized restructuring provision releases of USD 1 million, while 2011 included restructuring charges of USD 10 million.

Personnel expenses were USD 4,556 million, up USD 208 million from USD 4,348 million due to a 7% increase in financial advisor compensation corresponding to higher revenue production, and an 11% increase in expenses for compensation commitments and advances related to recruited financial advisors. Salaries and other personnel costs declined 1%. Compensation advance balances were USD 3,830 million as of 31 December 2012, up USD 10 million from 31 December 2011.

Non-personnel expenses increased USD 62 million to USD 1,103 million from USD 1,042 million. General and administrative costs increased 8% to USD 958 million from USD 887 million in 2011 due to higher Corporate Center shared services expense and higher charges for provisions for litigation, regulatory and similar matters. This increase was partly offset by lower professional legal fees. Depreciation expenses declined USD 5 million to USD 107 million compared with USD 112 million in 2011.

Cost/income ratio

The cost/income ratio improved to 86.4% from 89.6% in 2011. On an adjusted basis excluding restructuring provision releases in 2012 and charges in 2011, the cost/income ratio was 86.5% compared with 89.4% in 2011 and remained within the target range of 80% to 90%.

Financial and operating performance

Net new money growth

Net new money growth rate for 2012 improved to 2.9% from 1.9% in 2011, moving within the target range of 2% to 4%. Net new money inflows improved to USD 22.1 billion compared with USD 14.1 billion in 2011 due to stronger inflows from net recruiting of financial advisors as well as financial advisors employed with UBS for more than one year. Including interest and dividend income, Wealth Management Americas had net new money inflows of USD 44.8 billion in 2012 compared with USD 34.7 billion in 2011.

Invested assets

Wealth Management Americas had USD 843 billion in invested assets on 31 December 2012, up 12% from USD 756 billion on 31 December 2011, reflecting positive market performance and strong net new money inflows. As of 31 December 2012, managed account assets had increased by USD 40 billion to USD 248 billion, and comprised 29% of invested assets compared with 28% on 31 December 2011.

Gross margin on invested assets

The gross margin on invested assets was 81 basis points in 2012, up one basis point from 80 basis points in 2011 and remained within our target range of 75 to 85 basis points. This reflected a 9% increase in income compared with an 8% increase in average invested assets. The gross margin from recurring income increased by 1 basis point driven by higher managed account fees and higher annuities fees, while the gross margin from non-recurring income remained unchanged from 2011.

Personnel

As of 31 December 2012, Wealth Management Americas employed 16,094 personnel, including 7,059 financial advisors, down 113 from 31 December 2011. Financial advisor headcount increased by 92 from the prior year, mainly reflecting the hiring of experienced financial advisors and continued low financial advisor attrition. The number of non-financial advisor employees decreased by 205 to 9,035, reflecting staff reductions related to our cost reduction program.

Financial and operating performance

Wealth Management Americas

2011

Results

Wealth Management Americas reported a pre-tax profit of USD 622 million in 2011 compared with a pre-tax loss of USD 122 million in 2010. This improved performance resulted from a 12% increase in revenue due to increases in fees and commissions, interest income and realized gains on investments in our available-for-sale portfolio. Operating expenses declined 2% as a result of significantly lower charges for provisions for litigation, regulatory and similar matters and lower restructuring charges. In 2011, Wealth Management Americas incurred restructuring charges of USD 10 million, while 2010 included restructuring charges of USD 150 million. In addition, 2011 included a pre-tax gain of USD 32 million, net of compensation charges, related to a change to accrual-based accounting estimates from a cash basis for certain mutual fund income.

Operating income

Total operating income increased by USD 644 million to USD 6,011 million from USD 5,367 million in 2010.

Net fee and commission income increased 11% or USD 466 million to USD 4,559 million. Recurring fees increased 14% due to higher fees on managed accounts and mutual funds corresponding to higher invested asset levels. In addition, recurring fees included USD 48 million related to the abovementioned change to accrual-based accounting estimates from a cash basis for certain mutual fund income. Transaction-based revenues increased 6% primarily due to higher income from alternative investments and equities products.

Interest income increased by USD 157 million to USD 828 million due to higher client balances in securities-based lending and mortgages, as well as from higher yields on lending products. In addition, 2011 included an upward adjustment reclassifying USD 22 million from other comprehensive income relating to mortgage-backed securities in our available-for-sale portfolio to properly reflect estimated future cash flows under the effective interest method. This adjustment was not material to prior periods.

Trading income declined 7% or USD 40 million due to lower taxable fixed income and municipal trading income, partly offset by higher trading income from structured notes.

Other income increased by USD 66 million to USD 121 million due to a USD 91 million increase in realized gains on sales of financial investments held in the available-for-sale portfolio, as realized gains were USD 96 million in 2011 compared with USD 4 million in the prior year. These gains resulted from rebalancing of the investment portfolio risk profile as guided by the portfolio’s investment policy. In addition, other income in 2010 included a USD 6 million demutualization gain from Wealth Management Americas’ stake in the Chicago Board of Options Exchange.

Operating expenses

Operating expenses decreased by USD 100 million to USD 5,389 million from USD 5,489 million, due to lower nonpersonnel expenses. In 2011, operating expenses included USD 10 million in restructuring charges compared with USD 150 million in restructuring charges in 2010.

Personnel expenses were USD 4,348 million, up USD 286 million from USD 4,062 million due to a 13% increase in financial advisor compensation corresponding to higher revenue production, and a 6% increase in expenses for compensation commitments and advances related to recruited financial advisors. In addition, personnel expenses included USD 5 million in restructuring charges compared with USD 32 million in 2010. Salaries and other personnel costs were broadly flat. Compensation advance balances were USD 3,820 million as of 31 December 2011, up 15% from 31 December 2010. This increase included scheduled payments in early 2011 related to the second tranche of the GrowthPlus program.

Non-personnel expenses decreased by USD 384 million to USD 1,042 million from USD 1,426 million. Non-personnel-related restructuring charges were USD 5 million compared with USD 118 million in 2010. General and administrative costs declined 25% due to lower charges for provisions for litigation, regulatory and similar matters, which decreased to USD 78 million from USD 322 million, as well as lower restructuring charges related to real estate writedowns. This decline was partly offset by higher professional legal and consulting fees. Depreciation expenses declined 41% to USD 112 million from USD 189 million in 2010 due to lower restructuring charges related to the impairment of real estate assets and lower allocations from shared services areas in the Corporate Center.

Cost/income ratio

The cost/income ratio improved to 89.6% from 102.3% in 2010, primarily due to lower restructuring charges and charges for provisions for litigation, regulatory and similar matters.

Net new money growth

Net new money growth rate for 2011 improved to positive 1.9% from negative 0.8% in 2010. Net new money inflows were USD 14.1 billion compared with outflows of USD 5.4 billion in 2010. This turnaround was due to improved inflows from net recruiting of financial advisors, which was primarily due to lower outflows from financial advisors attrition. Net new money from financial advisors employed with UBS for more than one year remained positive, but declined from 2010. Including interest and dividend income, Wealth Management Americas had net new money inflows of USD 34.7 billion in 2011 compared with USD 13.2 billion in 2010.

Invested assets

Wealth Management Americas had USD 756 billion in invested assets on 31 December 2011, up 2% from USD 738 billion on 31

Financial and operating performance

December 2010 due to net new money inflows and slightly positive total market performance. As of 31 December 2011, managed account assets were USD 208 billion, a 7% increase from one year earlier at USD 195 billion and comprised 28% of invested assets compared with 26% on 31 December 2010.

Gross margin on invested assets

The gross margin on invested assets increased by 1 basis point to 80 basis points in 2011, reflecting a 12% increase in income compared with a 10% increase in average invested assets. The gross margin from recurring income increased by 2 basis points due to higher managed account fees and mutual fund fees, while the gross margin from non-recurring income decreased 1 basis point from 2010.

Personnel

As of 31 December 2011, Wealth Management Americas employed 16,207 personnel, including 6,967 financial advisors, down 123 from 31 December 2010. Financial advisor headcount increased by 171 from the prior year, mainly reflecting the hiring of experienced financial advisors. The number of non-financial advisor employees decreased by 294 to 9,240, primarily due to reduction in the shared services personnel.

Financial and operating performance

Investment Bank

Investment Bank

Business division reporting1

	As of or for the year ended				% change from
	Excluding unauthorized trading incident
CHF million, except where indicated	31.12.12	31.12.11	31.12.11[2]	31.12.10	31.12.11
Investment banking	1,593	1,371		2,414	16

Advisory revenues	638	964		846	(34)

Capital market revenues	1,727	1,329		1,994	30

Equities	777	574		1,020	35

Fixed income, currencies and commodities	951	755		974	26

Other fee income and risk management	(773)	(921)		(426)	(16)

Securities (excluding unauthorized trading incident)	6,971	8,459		9,534	(18)

Equities	2,614	3,698		4,469	(29)

Fixed income, currencies and commodities	4,357	4,761		5,064	(8)

Total income (excluding unauthorized trading incident)	8,564	9,830		11,947	(13)

Credit loss (expense) / recovery	34	(13)		155

Total operating income (excluding unauthorized trading incident)	8,598	9,817	9,817	12,102	(12)

Unauthorized trading incident		(1,849)

Total operating income as reported	8,598	7,968		12,102	8

Personnel expenses	5,141	5,716		6,605	(10)

General and administrative expenses	2,730	2,490		2,486	10

Services (to) / from other business divisions	132	108		(27)	22

Depreciation and impairment of property and equipment	257	251		273	2

Impairment of goodwill	3,030	0		0

Amortization and impairment of intangible assets	41	34		34	21

Total operating expenses[3]	11,331	8,599	8,599	9,371	32

Business division performance before tax	(2,734)	(631)	1,218	2,731	333

Key performance indicators[4]

Pre-tax profit growth (%)[5]	N/A	N/A		44.2

Cost / income ratio (%)	132.3	107.7	87.5	78.4

Return on attributed equity (RoaE) (%)	(11.5)	(2.4)	4.6	13.7

Return on assets, gross (%)	1.1	1.0	1.2	1.4

Average VaR (1-day, 95% confidence, 5 years of historical data)	30	75	N/A	56

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement on an absolute basis and its impact on risk-weighted assets.  3  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  4  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.

Financial and operating performance

Business division reporting (continued)1

	As of or for the year ended				% change from
	Excluding unauthorized trading incident
CHF million, except where indicated	31.12.12	31.12.11	31.12.11[2]	31.12.10	31.12.11

Additional information

Total assets (CHF billion)[3]	672.3	896.2		797.5	(25)

Average attributed equity (CHF billion)[4]	23.7	26.4		19.9	(10)

BIS risk-weighted assets (CHF billion)[5]	88.6	128.1	118.0	89.9	(31)

Return on risk-weighted assets, gross (%)[6]	7.9	8.0	10.3	13.3

Goodwill and intangible assets (CHF billion)	0.1	3.2		3.2	(97)

Compensation ratio (%)	60.0	71.6		55.3

Impaired loan portfolio as a % of total loan portfolio, gross (%)[7]	3.3	4.2		7.0

Personnel (full-time equivalents)	15,866	17,007		16,488	(7)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement on an absolute basis and its impact on risk-weighted assets.  3  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2a Segment Reporting” in the “Financial Information” section of this report for more information.  4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  6  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.  7  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Financial and operating performance

Investment Bank

Business performance

2012

Results

The Investment Bank recorded a pre-tax loss of CHF 2,734 million in 2012 compared with a pretax loss of CHF 631 million in 2011, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets in 2012. 2011 was adversely affected by the loss relating to the unauthorized trading incident of CHF 1,849 million. Excluding impairment losses, restructuring charges of CHF 331 million in 2012 and of CHF 216 million in 2011, a credit of CHF 98 million related to changes to a retiree benefit plan in the US and a credit of CHF 56 million related to changes to our Swiss pension plan, both in 2012, we recorded an adjusted pre-tax profit of CHF 507 million compared with an adjusted pre-tax loss of CHF 415 million. Pro-forma Basel III riskweighted assets were reduced by CHF 81 billion to CHF 131 billion.

Operating income

Total operating income was CHF 8,598 million compared with CHF 7,968 million in the prior year, an increase of 8%. In US dollar terms, revenues increased 3%. Excluding the loss of CHF 1,849 million relating to the unauthorized trading incident, total operating income decreased 12% to CHF 8,598 million from CHF 9,817 million. This decline was mainly due to lower revenues in our equities business which was affected by lower client activity and reduced volatility levels, as well as the loss of CHF 349 million in 2012 related to the Facebook initial public offering. Revenues in the fixed income, currencies and commodities (FICC) business declined due to negative debit valuation adjustments on our derivatives portfolio, partly offset by an increase in credit revenues. Investment banking revenues improved due to higher capital market revenues and lower risk management premiums. In 2012 we recorded net credit loss recoveries of CHF 34 million, due to recoveries on corporate loans and other claims, compared with net credit loss expenses, mainly on corporate loans, of CHF 13 million in 2011.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Operating expenses

Total operating expenses increased to CHF 11,331 million compared with CHF 8,599 million, an increase of 32%, largely due to impairment losses of CHF 3,064 million on goodwill and other nonfinancial assets in 2012. In US dollar terms, operating expenses increased 24%. Excluding impairment losses, restructuring charges, a credit related to changes to a retiree benefit plan in the US and a credit related to changes to our Swiss pension plan, operating expenses declined 3% to CHF 8,090 million from CHF 8,383 million. On an adjusted basis, in US dollar terms, operating expenses decreased 9%.

Personnel expenses decreased to CHF 5,141 million from CHF 5,716 million. On an adjusted basis, excluding restructuring charges of CHF 312 million compared to CHF 143 million in the prior year, a credit related to changes to a retiree benefit plan in the US and a credit related to changes to our Swiss pension plan, personnel expenses declined to CHF 4,983 million from CHF 5,573 million, mainly due to reduced variable compensation accruals and savings associated with our cost reduction programs.

General and administrative expenses increased to CHF 2,730 million from CHF 2,490 million due to higher charges for provisions for litigation, regulatory and similar matters and professional fees, partly offset by savings associated with our cost reduction programs and lower restructuring charges. In 2012, we reported a charge of CHF 120 million for the annual UK bank levy compared with a charge of CHF 106 million in 2011.

Depreciation increased 2% from CHF 251 million to CHF 257 million.

An impairment of goodwill of CHF 3,030 million was recognized in 2012.

è	Refer to “Note 17 Goodwill and intangible assets” in the “Financial information” section of this report for more information

Cost/income ratio

The cost/income ratio deteriorated to 132.3% from 107.7%. On an adjusted basis, excluding the abovementioned impairment losses, restructuring charges, a credit related to changes to a retiree benefit plan in the US and a credit related to changes to our Swiss pension plan, the cost/income ratio improved to 94.5% from 105.0%, against the target range of 70% to 80%.

BIS risk-weighted assets

Risk-weighted assets (RWA) measured on a Basel 2.5 basis decreased by CHF 39 billion to CHF 89 billion at the end of 2012. Credit risk RWA decreased by CHF 26 billion mainly as a result of reduced exposures on over-the-counter derivatives and additional hedging. Market risk RWA were reduced by CHF 12 billion as a result of derisking activities. Our pro-forma Basel III RWA measured on a fully applied basis decreased by CHF 81 billion to CHF 131 billion mainly as credit risk RWA reduced by CHF 54 billion and market risk RWA declined by CHF 13 billion, as well as due to a transfer from the Investment Bank to the Legacy Portfolio of CHF 11 billion of riskweighted assets for the Basel III CVA charge attributable to the Legacy Portfolio.

è	Refer to the “Capital management” section of this report for more information

Financial and operating performance

Operating income by business area

Investment banking

Investment banking revenues improved 16% to CHF 1,593 million from CHF 1,371 million due to an increase in global capital markets activity and lower risk management premiums. In US dollar terms, revenues improved 11%.

Advisory revenues decreased 34% to CHF 638 million from CHF 964 million as our market share declined against a 7% reduction in the fee pool in US dollar terms.

Capital market revenues were CHF 1,727 million compared with CHF 1,329 million, an increase of 30%. Equities capital market revenues increased 35% to CHF 777 million compared with CHF 574 million in 2011 as our market share improved against a 15% decline in the fee pool in US dollar terms. In addition, we increased our participation in private and structured transactions. Fixed income capital market revenues increased to CHF 951 million from CHF 755 million, an increase of 26%, as our market share improved in both debt and leveraged capital markets, while the global fee pool increased 6% in US dollar terms.

Other fee income and risk management revenues were negative CHF 773 million compared with negative CHF 921 million, primarily due to a decrease in risk management premiums.

Securities

Securities revenues decreased 18% to CHF 6,971 million from CHF 8,459 million. In US dollar terms, revenues decreased 21%.

Equities

Equities revenues declined 29% to CHF 2,614 million compared with CHF 3,698 million. This decline was primarily due to lower revenues in cash and derivatives. The year 2012 was characterized by lower client activity and reduced volatility levels, with increases in major equity indices. In US dollar terms, equities revenues decreased 33%.

Cash revenues were CHF 820 million compared with CHF 1,480 million due to lower commission revenues resulting from lower market activity as well as a CHF 349 million loss related to the Facebook initial public offering.

Derivatives and equity-linked revenues were CHF 780 million compared with CHF 1,035 million. During the year client activity was lower across all regions, and trading revenues particularly in Europe and Asia Pacific were affected by lower volatility levels.

In the prime services business, revenues increased to CHF 1,050 million from CHF 1,009 million, as an improvement in funding revenues more than offset a reduction in revenues in the clearing business due to lower client activity.

Other equities revenues were negative CHF 36 million compared with CHF 175 million, primarily reflecting a reduced contribution from proprietary trading as we continued to exit the business.

Fixed income, currencies and commodities

FICC revenues decreased 8% to CHF 4,357 million from CHF 4,761 million largely due to higher negative debit valuation adjustments on our derivatives portfolio. In addition, revenues declined in the businesses that we were preparing to transfer to the Corporate Center and ultimately exit following the announcement of the accelerated implementation of our strategy in October 2012. In US dollar terms, revenues declined 12%. Combined revenues from credit, macro and emerging markets rose 5% to CHF 5,132 million from CHF 4,888 million.

Credit revenues increased to CHF 2,054 million from CHF 1,613 million as revenues in 2011 were negatively affected by mark-to-market trading losses mainly in the second half of the year as trading conditions were challenging due to uncertainty surrounding the eurozone and the global economic outlook. Revenues in loan trading, flow trading, real estate finance and structured credit improved in 2012.

In macro, revenues decreased to CHF 2,673 million from CHF 2,886 million. Foreign exchange revenues declined as volatility decreased from the high levels seen in 2011 resulting from the euro-zone uncertainty. Rates revenues were broadly unchanged, with improved performances in non-linear and long-end interest rates, partially offset by lower short-end interest rates revenues.

Emerging markets revenues rose to CHF 405 million from CHF 389 million. Revenues improved across all regions, mainly as a result of higher credit revenues. The second half of 2011 was significantly impacted by the eurozone crisis, which resulted in reduced client activity, primarily in credit.

Other FICC revenues including funding and hedging costs were negative CHF 776 million compared with negative CHF 129 million. Revenues in 2012 included negative debit valuation adjustments on our derivatives portfolio of CHF 383 million as credit default swap spreads tightened compared with positive debit valuation adjustments of CHF 244 million in 2011 as spreads widened.

Personnel

The Investment Bank employed 15,866 personnel on 31 December 2012, a decrease of 1,141 from 17,007 on 31 December 2011.

On 1 July 2012 operations units from the business divisions were centralized in the Corporate Center. This centralization and subsequent reallocation of operations units led to an increase in personnel of 250.

Excluding the abovementioned effect from the centralization of operations units, personnel decreased by 1,391 due to the accelerated implementation of our strategy announced in October 2012 and as we continued to adapt our cost base to the challenging business environment. This decline was partially offset by the annual graduate intake.

è	Refer to the “Significant accounting and financial reporting structure changes” section of this report for more information on changes related to the centralization of operations units

Financial and operating performance

Investment Bank

2011

Results

A pre-tax loss of CHF 631 million was recorded in 2011 compared with a pre-tax profit of CHF 2,731 million in 2010. Excluding restructuring charges of CHF 216 million in 2011 and restructuring provision releases of CHF 25 million in 2010, we recorded an adjusted pre-tax loss of CHF 415 million in 2011 compared with an adjusted pre-tax profit of CHF 2,706 million in 2010. This was due to the loss relating to the unauthorized trading incident of CHF 1,849 million reported in 2011, lower revenues across all business areas and the strengthening of the Swiss franc.

Operating income

Total operating income was CHF 7,968 million compared with CHF 12,102 million in the prior year, a decrease of 34%, or 22% in US dollar terms. During the year, we incurred a loss from the unauthorized trading incident of CHF 1,849 million in the equities business area. After a strong start to the year, increasing instability in the eurozone and the US government debt rating downgrade contributed to lack of liquidity, impacting the credit business, while the macro businesses benefited from increased volatility. In addition, subdued volumes and lower client activity affected the equities business. Net credit loss expenses in 2011 were CHF 13 million, mainly related to corporate loans. In 2010, net credit loss recoveries were CHF 155 million, mainly related to certain legacy leveraged finance and asset backed loan positions.

Operating expenses

Total operating expenses decreased 8% to CHF 8,599 million from CHF 9,371 million, mostly due to the strengthening of the Swiss franc. In US dollar terms, operating expenses increased 8%. Excluding restructuring costs of CHF 216 million in 2011 and a release of CHF 25 million in 2010 associated with our cost reduction program, operating expenses decreased 11%.

Personnel expenses decreased 13% to CHF 5,716 million from CHF 6,605 million due to lower variable compensation accruals and the favorable effect of the strengthening Swiss franc. Further, 2010 included a UK bank payroll tax charge of CHF 190 million.

General and administrative expenses increased to CHF 2,490 million from CHF 2,486 million mainly due to a charge for 2011 for the UK bank levy of CHF 106 million and higher professional fees, partially offset by the strengthening Swiss franc and UK value added tax releases.

Net charges from other business divisions were CHF 108 million compared with negative CHF 27 million due to the transfer of approximately 280 personnel to Wealth Management as part of forming the Investment Products & Services unit in early 2011.

Depreciation decreased 8% to CHF 251 million from CHF 273 million, largely due to lower charges for IT hardware.

Amortization of intangible assets was in line with 2010 at CHF 34 million.

Operating income by business area

In 2011, we implemented two structural changes in our business division: allocating risk management premiums from equities and FICC to investment banking; and transferring the commodities business, formerly booked in equities, to FICC. The changes were not material and therefore did not necessitate restatement at a divisional level. However, we have made reference to these changes where relevant to aid explanation of the business area results.

Investment banking

Investment banking revenues decreased 43% to CHF 1,371 million in 2011 from CHF 2,414 million in the previous year. This was mainly due to a reduction in global capital markets activity and the revised allocation of the risk management premiums, which were higher compared with 2010, as well as the effects of the strengthening of the Swiss franc. In US dollar terms, revenues declined 34%.

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

Securities

Securities revenues were CHF 8,459 million compared with CHF 9,534 million in 2010. In US dollar terms, revenues increased 5%.

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

Derivatives and equity-linked revenues were CHF 1,035 million compared with CHF 1,580 million. Within derivatives, revenues in Europe, the Middle East and Africa declined and more than offset higher revenues in Asia Pacific and the Americas. In addition, trading revenues were impacted by ongoing market volatility. In equi-

Financial and operating performance

ty-linked, revenues declined due to lower valuations and volumes as well as reduced primary market activity, which impacted the secondary markets.

In the prime services business, revenues declined 3% to CHF 1,009 million, reflecting the Swiss franc appreciation as the majority of our balances are US dollar denominated. In US dollar terms, revenues were up 15% as a result of improved securities lending revenues.

Other equities revenues were CHF 175 million compared with CHF 77 million, mainly due to the abovementioned revised allocation of risk management premiums. Proprietary trading reported positive revenues, though these were lower than in 2010.

Fixed income, currencies and commodities

FICC revenues decreased 6% to CHF 4,761 million in 2011 from CHF 5,064 million in 2010, primarily due to the strengthening of the Swiss franc. In US dollar terms, revenues increased 11%.

In credit, revenues decreased to CHF 1,613 million from CHF 2,262 million in 2010, primarily due to mark-to-market losses in the flow business. Concerns surrounding the eurozone and the global economic outlook significantly impacted market volatility, liquidity and client activity, resulting in challenging conditions for flow trading, partly offset by an improved performance by credit solutions.

In macro, revenues rose to CHF 2,886 million from CHF 2,369 million in 2010. Revenues increased across all interest rates busi-ness lines. Foreign exchange benefited from market volatility in the second half of

2011 and from the contributions of our new e-trading platform. Non-linear interest rates reported a turnaround from negative to positive revenues in 2011.

Emerging markets revenues decreased to CHF 389 million from CHF 558 million, as increased foreign exchange revenues were more than offset by lower revenues in credit and rates. Latin America saw an improvement in revenues whereas both Asia and Europe reported a decrease.

Other FICC revenues including funding and hedging costs were negative CHF 129 million in 2011 compared with negative CHF 126 million in 2010. In 2011, we recorded positive debit valuation adjustments of CHF 244 million on our derivatives portfolio compared with positive debit valuation adjustments of CHF 155 million in 2010, as UBS’s credit default swap spreads widened in both periods. This improvement was more than offset by higher funding charges in 2011.

Personnel

The Investment Bank employed 17,007 personnel on 31 December 2011, an increase of 519 from 16,488 on 31 December 2010. This increase was mainly due to the revised allocation methodology for the Corporate Center personnel implemented in 2011 and new hires, partly offset by attrition and the transfer of approximately 280 personnel to Wealth Management as part of forming the Investment Products & Services unit in 2011.

Financial and operating performance

Global Asset Management

Global Asset Management

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Net management fees[2]	1,722	1,704	1,918	1

Performance fees	162	99	141	64

Total operating income	1,884	1,803	2,058	4

Personnel expenses	885	954	1,097	(7)

General and administrative expenses	395	375	400	5

Services (to) / from other business divisions	(10)	(1)	(5)	900

Depreciation and impairment of property and equipment	37	38	43	(3)

Amortization and impairment of intangible assets	8	8	8	0

Total operating expenses[3]	1,314	1,373	1,543	(4)

Business division performance before tax	570	430	515	33

Key performance indicators[4]

Pre-tax profit growth (%)	32.6	(16.5)	15.5

Cost / income ratio (%)	69.7	76.2	75.0

Net new money growth (%)[5]	(2.3)	0.8	0.3

Information by business line

Operating income

Traditional investments	1,120	1,097	1,259	2

Alternative and quantitative investments	268	253	325	6

Global real estate	293	263	258	11

Infrastructure and private equity	35	24	14	46

Fund services	169	165	202	2

Total operating income	1,884	1,803	2,058	4

Gross margin on invested assets (bps)

Traditional investments	23	23	25	0

Alternative and quantitative investments	91	76	88	20

Global real estate	74	72	69	3

Infrastructure and private equity	44	83	140	(47)

Total gross margin	33	33	36	0

Net new money (CHF billion)[5]

Traditional investments	(11.6)	0.0	4.2

Alternative and quantitative investments	(2.7)	(0.8)	(3.2)

Global real estate	1.3	1.6	0.6

Infrastructure and private equity	(0.2)	3.5	0.1

Total net new money	(13.3)	4.3	1.8

Net new money excluding money market flows	(5.9)	9.0	8.2

of which: from third parties	(0.6)	12.2	16.2

of which: from UBS’s wealth management businesses	(5.2)	(3.1)	(8.1)

Money market flows	(7.4)	(4.7)	(6.4)

of which: from third parties	0.9	0.2	2.0

of which: from UBS’s wealth management businesses	(8.3)	(5.0)	(8.3)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.  3  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  4  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  5  Net new money excludes interest and dividend income.

Financial and operating performance

Business division reporting (continued)1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11

Invested assets (CHF billion)

Traditional investments	504	497	487	1

of which: money market funds	83	92	96	(10)

Alternative and quantitative investments	28	31	34	(10)

Global real estate	40	38	36	5

Infrastructure and private equity	8	8	1	0

Total invested assets	581	574	559	1

Assets under administration by fund services

Assets under administration (CHF billion)[2]	410	375	390	9

Net new assets under administration (CHF billion)[3]	7.7	(5.5)	(0.8)

Gross margin on assets under administration (bps)	4	4	5	0

Additional information

Average attributed equity (CHF billion)[4]	2.2	2.5	2.5	(12)

Return on attributed equity (RoaE) (%)	25.9	17.2	20.6

BIS risk-weighted assets (CHF billion)[5]	3.5	3.6	3.5	(3)

Return on risk-weighted assets, gross (%)[6]	54.4	50.6	56.8

Goodwill and intangible assets (CHF billion)	1.5	1.5	1.5	0

Personnel (full-time equivalents)	3,781	3,750	3,481	1

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.  3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.  4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  6  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.

Financial and operating performance

Global Asset Management

Business performance

2012

Results

Pre-tax profit for 2012 was CHF 570 million compared with CHF 430 million in 2011. Performance fees were significantly higher, mainly in alternative and quantitative investments. Net management fees were also higher. Operating expenses were lower due to lower personnel costs, which resulted from lower variable compensation and from credits related to changes to pension and benefit plans.

Operating income

Total operating income was CHF 1,884 million in 2012 compared with CHF 1,803 million in 2011. Performance fees were significantly higher at CHF 162 million compared with CHF 99 million, mainly driven by stronger investment performance in alternative and quantitative investments as well as in traditional investments. Net management fees were also higher, notably in global real estate.

Operating expenses

Total operating expenses were CHF 1,314 million in 2012 compared with CHF 1,373 million in 2011. Lower personnel costs were partially offset by higher general and administrative expenses. Restructuring costs were CHF 20 million in 2012, mainly associated with our cost reduction program but also including CHF 3 million related to the acquisition of the ING Investment Management business in Australia, which was completed in late 2011 and fully integrated in early 2012. The prior year’s restructuring costs were CHF 26 million, of which CHF 7 million related to the same acquisition.

After adjusting for restructuring costs in 2012 and 2011, as well as credits of CHF 30 million and CHF 16 million in 2012 related to changes to our Swiss pension plan and a retiree benefit plan in the US respectively, operating expenses were marginally lower at CHF 1,340 million in 2012 compared with CHF 1,347 million in 2011.

Personnel expenses were CHF 885 million in 2012 compared with CHF 954 million in 2011. The decrease was mainly due to lower variable compensation, partly offset by higher base salaries, and the abovementioned pension and benefit-related credits.

General and administrative expenses were CHF 395 million in 2012 compared with CHF 375 million in 2011. CHF 5 million of the increase related to a charge for provisions for litigation, regulatory and similar matters, and although 2012 included a reversal of previously recognized expenses related to a past business closure of CHF 5 million, there was also a similar reversal of CHF 9 million in 2011.

Net charges to other business divisions increased to CHF 10 million in 2012 from CHF 1 million in 2011. The increase was mainly due to the centralization of operations units from the business divisions in the Corporate Center during the year, which also had the effect of increasing personnel costs by CHF 4 million and general and administrative expenses by CHF 2 million.

è	Refer to the “Significant accounting and financial reporting structure changes” section of this report for more information on changes related to the centralization of operations units

Cost/income ratio

The cost/income ratio was 69.7% in 2012 compared with 76.2% in 2011. On an adjusted basis, the cost/income ratio was 71.1% compared with 74.7%. Our target cost/income ratio range is 60% to 70%.

Net new money growth

The net new money growth rate was negative 2.3% in 2012 compared with positive 0.8% in 2011. Our target net new money growth rate range is 3% to 5%.

Excluding money market flows, net new money outflows from third parties were CHF 0.6 billion in 2012 compared with net inflows of CHF 12.2 billion in 2011. Net inflows, notably from sovereign clients, were more than offset by net outflows, particularly from clients in the Americas and Asia Pacific.

Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 5.2 billion compared with CHF 3.1 billion in 2011. The net outflows in 2012 were mainly from clients booked in Switzerland and from alternative and quantitative investments.

Money market net inflows from third parties were CHF 0.9 billion compared with CHF 0.2 billion in 2011 and were mainly from sovereign clients.

Money market net outflows from clients of UBS’s wealth management businesses were CHF 8.3 billion compared with CHF 5.0 billion in 2011. The net outflows in 2012 were mainly from clients in the Americas and Switzerland. An initiative by Wealth Management Americas to deposit client cash in UBS Bank USA reduced inflows into money market funds managed by Global Asset Management and accounted for net outflows of CHF 6.2 billion in 2012.

Invested assets

Invested assets increased to CHF 581 billion on 31 December 2012 from CHF 574 billion on 31 December 2011, mainly due to positive market movements, partly offset by net new money outflows and negative currency effects. The sale, as agreed prior to the acquisition, of parts of the ING Investment Management business acquired in Australia in 2011 resulted in a net divestment of CHF 14 billion of invested assets in 2012.

Financial and operating performance

Gross margin on invested assets

The gross margin of 33 basis points in 2012 was in line with 2011 and within our target range of 32 to 38 basis points.

Results by business line

Traditional investments

Revenues increased to CHF 1,120 million in 2012 from CHF 1,097 million in 2011, mainly due to higher performance fees as a result of stronger investment performance.

The gross margin of 23 basis points was in line with 2011.

Net new money outflows were CHF 11.6 billion compared with zero in the prior year. Excluding money market flows, net new money outflows were CHF 4.3 billion compared with net inflows of CHF 4.7 billion. Equities net outflows were CHF 1.3 billion compared with net inflows of CHF 4.7 billion. Fixed income net inflows were CHF 2.4 billion compared with CHF 5.7 billion. Multi-asset net outflows (which included flows related to alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas) were CHF 5.4 billion compared with CHF 5.7 billion.

Invested assets were CHF 504 billion on 31 December 2012 compared with CHF 497 billion on 31 December 2011. By mandate type, CHF 163 billion of invested assets related to equities, CHF 154 billion to fixed income, CHF 83 billion to money markets and CHF 103 billion to multi-asset mandates (including CHF 7 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas).

Alternative and quantitative investments

Revenues were CHF 268 million compared with CHF 253 million. Higher performance fees as a result of strong investment performance, notably in O’Connor single manager funds, were partially offset by the full year impact of the transfer of the infrastructure and private equity fund of funds businesses to infrastructure and private equity in mid-2011.

The gross margin increased from 76 basis points to 91 basis points, primarily due to the higher performance fees.

Net new money outflows were CHF 2.7 billion compared with CHF 0.8 billion in 2011.

Invested assets were CHF 28 billion on 31 December 2012 compared with CHF 31 billion on 31 December 2011, mainly due to the net new money outflows.

Global real estate

Revenues were CHF 293 million compared with CHF 263 million, mainly due to higher net management and performance fees.

The gross margin increased to 74 basis points compared with 72 basis points in 2011, primarily due to the higher performance fees.

Net new money inflows were CHF 1.3 billion compared with CHF 1.6 billion in 2011.

Invested assets were CHF 40 billion on 31 December 2012 compared with CHF 38 billion on 31 December 2011, the increase was mainly due to positive market movements.

Infrastructure and private equity

Revenues were CHF 35 million compared with CHF 24 million with the increase reflecting the full year impact of the transfer of the infrastructure and private equity fund of funds businesses from alternative and quantitative investments in mid-2011.

Net new money outflows were CHF 0.2 billion compared with CHF 3.5 billion inflows in 2011.

Invested assets were CHF 8 billion on 31 December 2012, in line with the previous year.

Fund services

Revenues were CHF 169 million compared with CHF 165 million, mainly due to higher administrative fees resulting from higher average assets under administration.

The gross margin on assets under administration was 4 basis points, in line with the previous year.

Net new assets under administration inflows were CHF 7.7 billion compared with CHF 5.5 billion outflows in 2011.

Total assets under administration increased to CHF 410 billion from CHF 375 billion mainly due to positive market performance and net new assets under administration inflows.

Personnel

Global Asset Management employed 3,781 personnel on 31 December 2012 compared with 3,750 on 31 December 2011, a net increase of 31 personnel. Increases in personnel resulted from an increased allocation from the Corporate Center following the centralization of operations units (approximately 50 personnel) and the transfer of the Jersey fund services business from Wealth Management to Global Asset Management. These increases were partially offset by restructuring actions, mainly in the business acquired from ING Investment Management in Australia.

Investment performance

Both traditional and alternative strategies generally delivered strong performance in 2012 as they were well positioned for the volatile markets and continued macroeconomic uncertainty experienced during the year.

A large majority of our active equities strategies performed in line with or above their benchmarks in 2012, as equity market focus shifted away from political and macro-economic concerns towards company fundamentals. Across global, non-US and European equity strategies, performance was generally strong versus benchmarks and ahead of peer averages. Among US strategies, the flagship US large cap growth select strongly outperformed its benchmark and peer average. While US core equity large cap fin-

115

Financial and operating performance

Global Asset Management

ished behind its benchmark, its wholesale fund outperformed its peer group average, illustrating that it was a difficult year for most active US managers. Across Asia and emerging markets strategies, performance was mixed, but the emerging markets opportunity and Asian consumption strategies had outstanding performance. Our small cap equity range was also mixed but notably strong performance was achieved by our non-US growth, Swiss, German and Australian small cap equity strategies. In our nontraditional equities products, strong performance was delivered by several long-short unconstrained, hedged and market neutral funds, and global sustainable equity. Our range of equity indextracking (passive) strategies met their objectives in 2012 by producing close tracking to benchmarks. On a longer-term basis, three-year performance records of our active strategies were impacted versus a year ago as a very strong 2009 dropped out of the three-year period. However, on a five-year basis a solid majority of our equities strategies outperformed their benchmarks and peer averages.

2012 was a strong year for our fixed income strategies with almost all of our key strategies outperforming their respective benchmarks. Longer-term track records also continued to strengthen. The environment was dominated by continued uncertainty around peripheral eurozone sovereigns, though towards the end of the year the focus shifted to the US fiscal cliff and debt ceiling negotiations. Traditional global and local bond strategies (such as Australian, euro, Swiss, UK and US), and also higher alpha strategies (such as euro high yield) outperformed their benchmarks. Extended sectors (such as emerging markets, Asian bonds and total return strategies) also performed strongly in the volatile market environment. Money market funds continued to achieve their capital preservation objectives.

Key multi-asset strategies managed by global investment solutions performed strongly in 2012. All key strategies achieved positive absolute returns, while most outperformed their benchmarks and ranked in the top quartile relative to peers. Over three and five years, the majority of key multi-asset strategies have significantly outperformed their peer group averages. The peer-relative performance of the Dynamic Alpha strategy in the US ranked in the first percentile for 2012, and the third percentile over five years.

In alternative and quantitative investments, hedge funds produced consistent positive returns in 2012 while remaining generally hedged to rallying global risk markets. The O’Connor core single manager funds posted positive returns and outperformed many peers on an absolute and risk-adjusted basis. In the multi-manager business, returns for the year were positive across core products and particularly fixed income and credit-oriented products.

The majority of global real estate’s direct strategies covering Europe and Germany generated positive absolute returns in 2012. While the UK core fund produced a negative absolute return, the UK value-add fund was the best-performing balanced/specialist unlisted real estate fund in the UK for 2012. The Swiss composite outperformed its benchmark for the year. US real estate and farmland strategies delivered strong positive absolute returns in 2012. In Japan, both J-REITs strongly outperformed their benchmarks in 2012 and produced very strong absolute returns. The Swiss real estate securities composite performance was positive relative to benchmark for the year. Multi-manager strategies had positive absolute returns for 2012.

In infrastructure and private equity, the direct infrastructure portfolio continued to deliver stable cash flows and performance in line with target return objectives. Within our multi-manager area, the infrastructure fund of funds strategies showed improving returns and increased dividend yield. Private equity fund of funds strategies performed broadly in line with expectations.

Financial and operating performance

2011

Results

Pre-tax profit for 2011 was CHF 430 million compared with CHF 515 million in 2010. Lower net management fees and lower performance fees, primarily in alternative and quantitative investments, were only partially offset by lower expenses, which included CHF 26 million in restructuring charges associated with both our cost reduction program and the acquisition of the ING Investment Management business in Australia.

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

Operating expenses

Total operating expenses were CHF 1,373 million in 2011 compared with CHF 1,543 million in 2010, mainly due to lower personnel costs as well as lower general and administrative expenses, both partly due to the strengthening of the Swiss franc and savings associated with our cost reduction program. A total of CHF 26 million in restructuring charges was incurred in 2011, of which CHF 19 million related to our cost reduction program and CHF 7 million related to the ING Investment Management business acquisition.

Personnel expenses were CHF 954 million in 2011 compared with CHF 1,097 million in 2010, mainly due to lower accruals for variable compensation as a result of lower profits, the strengthening of the Swiss franc and savings associated with our cost reduction program.

General and administrative expenses were CHF 375 million in 2011 compared with CHF 400 million in 2010, mainly due to lower premises, IT and advertising costs as well as the reversal of previously recognized expenses of CHF 9 million related to a past business closure.

Net charges to other business divisions were CHF 1 million in 2011 compared with CHF 5 million in 2010.

Cost/income ratio

The cost/income ratio was 76.2% in 2011 compared with 75.0% in 2010. On an adjusted basis, excluding restructuring charges, the cost/income ratio was 74.7% compared with 75.0%.

Net new money growth

The net new money growth rate was positive 0.8% in 2011 compared with 0.3% in 2010.

Excluding money market flows, net new money inflows from third parties were CHF 12.2 billion in 2011 compared with net inflows of CHF 16.2 billion in 2010, and net outflows from clients of UBS’s wealth management businesses were CHF 3.1 billion compared with net outflows of CHF 8.1 billion. The flows from UBS’s wealth management businesses included two transfers of investment management and research responsibility from Wealth Management to Global Asset Management: a CHF 1.8 billion multi-manager alternative fund was transferred to alternative and quantitative investments, and CHF 2.9 billion in private equity funds of funds were transferred to infrastructure and private equity. It should be noted that these assets were reported as invested assets in both business divisions, as Wealth Management continued to advise the clients of the funds.

Money market net inflows from third parties were CHF 0.2 billion compared with CHF 2.0 billion in 2010, and money market net outflows from clients of UBS’s wealth management businesses were CHF 5.0 billion compared with CHF 8.3 billion in 2010.

Invested assets

Total invested assets increased to CHF 574 billion on 31 December 2011 from CHF 559 billion on 31 December 2010, mainly due to the addition of CHF 25 billion from the ING Investment Management business acquisition.

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

    Net new money inflows were zero compared with CHF 4.2 billion inflows in the prior year. Excluding money market flows, net new money inflows were CHF 4.7 billion compared with CHF 10.6 billion. Equities net inflows were CHF 4.7 billion compared with CHF 7.5 billion. Fixed income net inflows were CHF 5.7 billion compared with CHF 9.7 billion. Multi-asset net outflows (which included flows related to alternative investments not managed by the alternative and quantitative investments, global real estate or

Financial and operating performance

Global Asset Management

infrastructure and private equity investment areas) were CHF 5.7 billion compared with CHF 6.6 billion.

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

Net new money outflows were CHF 0.8 billion compared with net outflows of CHF 3.2 billion. The flows included a CHF 1.8 billion inflow related to the transfer of investment management and research responsibility for a multi-manager alternative fund from Wealth Management.

Invested assets were CHF 31 billion on 31 December 2011 compared with CHF 34 billion on 31 December 2010. The transfer within Global Asset Management of infrastructure and private equity fund of funds businesses to infrastructure and private equity was partially offset by the abovementioned transfer from Wealth Management.

Global real estate

Revenues were CHF 263 million compared with CHF 258 million, mainly due to higher transaction and performance fees, which more than offset the currency impact from the strengthening of the Swiss franc. As a result, the gross margin increased to 72 basis points compared with 69 basis points.

Net new money inflows were CHF 1.6 billion compared with CHF 0.6 billion in 2010.

Invested assets were CHF 38 billion on 31 December 2011, increased from CHF 36 billion on 31 December 2010, mainly due to net new money inflows.

Infrastructure and private equity

Revenues were CHF 24 million compared with CHF 14 million. The increase was mainly due to a one-time distribution fee from a co-investment in the UBS International Infrastructure Fund and the transfer of infrastructure and private equity fund of funds businesses from alternative and quantitative investments. As a result of this transfer, the name of this business line changed to infrastructure and private equity.

Net new money inflows were CHF 3.5 billion compared with CHF 0.1 billion in 2010, mainly due to a CHF 2.9 billion inflow resulting from a transfer of investment management and research responsibilities for private equity funds of funds from Wealth Management.

Invested assets were CHF 8 billion on 31 December 2011 compared with CHF 1 billion on 31 December 2010. This increase mainly related to the abovementioned transfer from Wealth Management and to the transfer within Global Asset Management of infrastructure and private equity fund of funds businesses from alternative and quantitative investments.

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

Personnel

Global Asset Management employed 3,750 personnel on 31 December 2011 compared with 3,481 on 31 December 2010, a net increase of 269 personnel. Increases in personnel resulted from a refined headcount allocation methodology for the Corporate Center (275 personnel) and the acquisition of the ING Investment Management business in Australia. These increases were partially offset by headcount reductions as part of our cost reduction program.

Financial and operating performance

Retail & Corporate

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Net interest income	2,186	2,328	2,422	(6)

Net fee and commission income	1,198	1,175	1,178	2

Net trading income	281	333	249	(16)

Other income	90	350	97	(74)

Income	3,756	4,186	3,946	(10)

Credit loss (expense) / recovery	(27)	(101)	(76)	(73)

Total operating income	3,728	4,085	3,870	(9)

Personnel expenses	1,287	1,702	1,687	(24)

General and administrative expenses	857	834	836	3

Services (to) / from other business divisions	(370)	(470)	(509)	(21)

Depreciation and impairment of property and equipment	128	136	146	(6)

Amortization and impairment of intangible assets	0	0	0

Total operating expenses[2]	1,901	2,201	2,160	(14)

Business division performance before tax	1,827	1,884	1,710	(3)

Key performance indicators[3]

Pre-tax profit growth (%)	(3.0)	10.2	6.0

Cost / income ratio (%)	50.6	52.6	54.7

Net interest margin (%)	1.60	1.71	1.79

Net new business volume growth (%)	4.9	3.5	3.9

Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.9

Additional information

Average attributed equity (CHF billion)[5]	4.5	5.0	4.6	(10)

Return on attributed equity (RoaE) (%)	40.6	37.7	37.2

BIS risk-weighted assets (CHF billion)[6]	30.6	25.2	26.5	21

Return on risk-weighted assets, gross (%)[7]	13.8	16.5	13.7

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Business volume (CHF billion)	518	468	464	11

Client assets (CHF billion)[8]	381	333	329	14

Loans, gross (CHF billion)	137.3	135.3	134.8	1

Due to customers (CHF billion)	131.1	117.9	111.7	11

Secured loan portfolio as a % of total loan portfolio, gross (%)	91.7	90.9	90.3

Personnel (full-time equivalents)	10,156	11,430	12,089	(11)

1 Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.   2  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of this report.  4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.  5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  6   Capital management data as of 31 December 2012 and December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  7  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010.  8  In 2012, the definition of client assets was refined. Prior periods have been adjusted accordingly. Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of this report for more information.

Financial and operating performance

Retail & Corporate

Business performance

2012

Results

Pre-tax profit decreased by CHF 57 million to CHF 1,827 million from CHF 1,884 million in the prior year. In 2012, personnel expenses benefited from a CHF 287 million credit related to changes to our Swiss pension plan. In 2011, there was a gain of CHF 289 million from the sale of our strategic investment portfolio. Adjusted for these items and restructuring charges of CHF 3 million in 2012 and CHF 32 million in 2011, pre-tax profit decreased by CHF 84 million to CHF 1,543 million, mainly as the previous year benefited from CHF 68 million of accrued interest from the abovementioned strategic investment portfolio sold in the third quarter of 2011.

è	Refer to the “Certain items affecting our results in 2011” sidebar in our Annual Report 2011 for more information on the sale of our strategic investment portfolio

Operating income

Total operating income decreased by CHF 357 million to CHF 3,728 million, mainly reflecting the abovementioned gain from the sale of our strategic investment portfolio in 2011. Adjusted for this gain, operating income decreased by CHF 68 million to CHF 3,728 million from CHF 3,796 million.

Net interest income decreased by CHF 142 million to CHF 2,186 million as the previous year included interest income of CHF 68 million related to our strategic investment portfolio. Net interest income was also negatively affected by increased costs related to assets managed centrally by Group Treasury and lower allocations related to investment proceeds from the firm’s equity. The loan margin was stable, but historically low interest rates continued to negatively affect the deposit margin. This was partly offset by growth in average deposit and, to a lesser extent, loan volumes as well as a number of pricing adjustments.

Net fee and commission income was CHF 1,198 million, up CHF 23 million from CHF 1,175 million in 2011 reflecting strong corporate finance activity related to our continued focus on our fee-based advisory offering.

Net trading income decreased to CHF 281 million from CHF 333 million due to lower treasury-related income and lower valuation income in 2012 related to credit default swaps to hedge certain loans.

Other income decreased to CHF 90 million from CHF 350 million reflecting the abovementioned gain of CHF 289 million from the sale of our strategic investment portfolio in 2011, partly offset by higher income in 2012 related to our SIX participation.

Credit loss expenses were CHF 27 million in 2012 compared with CHF 101 million in 2011, mainly reflecting a CHF 82 million increase in 2011 and a CHF 16 million decrease in 2012 in collective loan loss allowances.

è	Refer to “Note 1a) 11) Allowance and provision for credit losses” in the “Financial information” section of this report section for more information on collective loan loss allowances

Operating expenses

Total operating expenses were CHF 1,901 million compared with CHF 2,201 million, mainly reflecting the CHF 287 million credit related to changes to our Swiss pension plan in 2012. Excluding this credit and restructuring charges, adjusted operating expenses increased by CHF 16 million to CHF 2,185 million.

Personnel expenses decreased to CHF 1,287 million from CHF 1,702 million. Excluding the abovementioned credit and restructuring charges, adjusted personnel expenses were CHF 1,571 million, down CHF 102 million from CHF 1,673 million in 2011 due to the centralization of operations units at the beginning of the third quarter of 2012, which decreased personnel expenses by CHF 176 million. As Retail & Corporate previously provided significant operations support to other business divisions, this centralization and subsequent reallocation of operations units had the effect of reducing personnel costs and non-personnel costs and decreasing net charges to other business divisions. This was partially offset by higher personnel expenses resulting from other business transfers.

è	Refer to the “Significant accounting and financial reporting structure changes” section of this report for more information on changes related to the centralization of operations units

General and administrative expenses were CHF 857 million compared with CHF 834 million in 2011, reflecting higher net charges for provisions for litigation, regulatory and similar matters as well as increased marketing expenses related to our 150th anniversary in 2012. The abovementioned centralization of operations units led to a decrease in costs, which was partially offset by the effects of other business transfers.

Net charges to other business divisions were CHF 370 million, down from CHF 470 million in the previous year, primarily as a result of the impact from the abovementioned centralization of operations units in 2012, which reduced net charges out for services provided to other business divisions. This was partially offset by the effects of other business transfers.

Depreciation was CHF 128 million compared with CHF 136 million, reflecting a change in the depreciation period of certain IT equipment.

Cost/income ratio

The cost/income ratio improved to 50.6% from 52.6%, reflecting lower expenses partly offset by lower income. On an ad-

Financial and operating performance

justed basis excluding the credit related to changes to our Swiss pension plan in 2012, the gain from the sale of our strategic investment portfolio as well as restructuring charges, the cost/income ratio was 58.2% compared with 55.7% and was within of our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 11 basis points to 160 basis points, reflecting lower interest income as detailed above and a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth

The growth rate for net new business volume was 4.9% compared with 3.5% in the prior year. Both our retail and corporate businesses recorded strong net inflows reflecting high net new client assets. Net new loan inflows were also slightly positive in line with our strategy to grow our business selectively in high-quality loans. Net new business volume growth exceeded the target range of 1% to 4%.

Personnel

Retail & Corporate employed 10,156 personnel on 31 December 2012 compared with 11,430 on 31 December 2011 mainly reflecting the abovementioned centralization and subsequent reallocation of operations units personnel. We continued to adapt our cost base to the challenging business environment. In addition, the personnel number includes the annual intake of more than 100 apprentices, which took place in the third quarter of 2012.

Financial and operating performance

Retail & Corporate

2011

Results

Pre-tax profit for 2011 was CHF 1,884 million compared with CHF 1,710 million and included a CHF 289 million gain on the sale of our strategic investment portfolio as well as CHF 32 million in restructuring charges associated with our cost reduction program compared with CHF 3 million in restructuring provision releases in 2010. When adjusted for these items, pre-tax profit was CHF 1,627 million, down from CHF 1,707 million in 2010, primarily as a result of lower interest income due to the ongoing low interest rate environment.

è	Refer to the “Certain items affecting our results in 2011” sidebar in our Annual Report 2011 for more information on our cost reduction program and the sale of our strategic investment portfolio

Operating income

Total operating income increased to CHF 4,085 million from CHF 3,870 million, and included the abovementioned gain on the sale of our strategic investment portfolio. When adjusted for this gain, operating income was CHF 3,796 million, down 2% from the previous year.

Net interest income decreased 4% from the prior period, primarily due to a significant decline in the deposit margin as a result of low market interest rates, which more than offset growth of deposit volumes. In addition, net interest income was negatively affected by an adjustment to the allocation of treasury-related income between Wealth Management and Retail & Corporate. Low market interest rates also impacted income from our replication portfolio, resulting in lower net interest income. These effects more than offset higher interest income derived from the strategic investment portfolio which was acquired in late 2010.

Net fee and commission income was CHF 1,175 million, virtually unchanged from CHF 1,178 million in 2010, as lower fees related to investment funds were mostly offset by higher credit related fees and increased transaction-based revenues.

Net trading income increased to CHF 333 million from CHF 249 million, mainly reflecting higher treasury-related income and higher foreign exchange income linked to client trading activities.

Other income was CHF 350 million compared with CHF 97 million in 2010 due to the abovementioned gain on the sale of our strategic investment portfolio.

Credit loss expenses were CHF 101 million in 2011 compared with CHF 76 million in 2010. This was mostly due to a CHF 82 million increase in collective loan loss allowances booked mainly in the third quarter of 2011.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2011 for more information on our replication portfolio

Operating expenses

Total operating expenses were CHF 2,201 million compared with CHF 2,160 million, partially due to the abovementioned restructuring charges. Excluding the effects of restructuring, operating expenses increased by CHF 6 million to CHF 2,169 million. Personnel expenses increased to CHF 1,702 million from CHF 1,687 million. Excluding the effects of restructuring, personnel expenses were CHF 1,673 million, down 1% from 2010 as a 4% reduction in average personnel during 2011 and lower variable compensation accruals compared with 2010 more than offset salary increases.

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

Cost/income ratio

The cost/income ratio improved to 52.6% from 54.7%, reflecting the gain of CHF 289 million from the sale of our strategic investment portfolio partly offset by slightly higher expenses. On an adjusted basis excluding this gain as well as the effects of restructuring, the cost/income ratio was 55.7% compared with 54.8%.

Net interest margin

The net interest margin decreased from 179 basis points to 171 basis points, reflecting the abovementioned lower interest income and a slightly higher average loan volume.

Net new business volume growth

The growth rate for net new business volume was 3.5% compared with 3.9% in the previous year. Our retail and corporate businesses both recorded strong net inflows, resulting from high net new client assets and, to a lesser extent, net new loan inflows reflecting our strategy to grow our business selectively in high-quality loans.

Personnel

Retail & Corporate employed 11,430 personnel on 31 December 2011 compared with 12,089 on 31 December 2010 reflecting a lower allocation of Corporate Center shared services personnel, and a shift of approximately 100 personnel to Wealth Management in connection with the Investment Products & Services unit in first quarter of 2011. In addition, the personnel number includes the annual intake of more than 100 apprentices, which took place in the third quarter of 2011.

Financial and operating performance

Corporate Center

Corporate Center – Total1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Income	409	(569)	1,746

Credit loss (expense) / recovery[2]	(112)	24	(155)

Total operating income excluding own credit	297	(545)	1,591

Own credit[3]	(2,202)	1,537	(548)

Total operating income	(1,905)	992	1,043

Personnel expenses	308	132	197	133

General and administrative expenses	2,419	286	376	746

Services to / from other business divisions	21	55	99	(62)

Depreciation and impairment of property and equipment	7	74	94	(91)

Amortization and impairment of intangible assets	0	0	0

Total operating expenses[4]	2,756	547	766	404

Performance before tax	(4,661)	446	277

Performance before tax excluding own credit	(2,458)	(1,091)	825	125

Additional information[5]

Total assets (CHF billion)[6]	260.1	204.2	206.3	27

BIS risk-weighted assets (CHF billion)[7]	29.7	41.3	38.2	(28)

Personnel before allocations (full-time equivalents)	25,255	26,269	26,565	(4)

Allocations to business divisions (full-time equivalents)	(24,733)	(25,746)	(25,999)	(4)

Personnel after allocations (full-time equivalents)	522	523	566	0

1   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.  3  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2012 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 13 Financial assets designated at fair value” in the “Financial information” section of this report for more information.  4  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  5  Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).  6  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2a Segment reporting” in the “Financial information” section of this report for more information.  7  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Corporate Center

Corporate Center – Core Functions

Corporate Center reporting – Core Functions1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
Income	29	47	390	(38)

Credit loss (expense)/recovery	0	(1)	0	(100)

Total operating income excluding own credit	29	46	390	(37)

Own credit[2]	(2,202)	1,537	(548)

Total operating income as reported	(2,173)	1,583	(158)

Personnel expenses	240	64	78	275

General and administrative expenses	1,648	137	167

Services (to) / from other business divisions	2	(1)	8

Depreciation and impairment of property and equipment	6	70	89	(91)

Amortization and impairment of intangible assets	0	0	0

Total operating expenses[3]	1,895	271	342	599

Performance before tax	(4,068)	1,312	(500)

Performance before tax excluding own credit	(1,866)	(225)	48	729

Additional information[4]

Total assets (CHF billion)[5]	222.5	148.1	134.6	50

BIS risk-weighted assets (CHF billion)[6]	8.5	21.0	11.6	(60)

Personnel before allocations (full-time equivalents)	25,203	26,217	26,565	(4)

Allocations to business divisions (full-time equivalents)	(24,964)	(25,995)	(26,371)	(4)

Personnel after allocations (full-time equivalents)	238	222	194	7

Corporate Center expenses before service allocation to business divisions[4]

Personnel expenses	4,079	4,611	4,835	(12)

General and administrative expenses	5,272	3,599	3,805	46

Depreciation and impairment of property and equipment	647	731	813	(11)

Amortization and impairment of intangible assets	2	0	0

Total operating expenses before service allocation to business divisions	10,000	8,941	9,453	12

Net allocations to business divisions	(8,105)	(8,670)	(9,111)	(7)

Total operating expenses[3]	1,895	271	342	599

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2012 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 13 Financial assets designated at fair value” in the “Financial information” section of this report for more information.  3  Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  4   Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).  5  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2a Segment reporting” in the “Financial information” section of this report for more information.  6  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Business performance

2012

Results

The pre-tax result was a loss of CHF 4,068 million in 2012 compared with a gain of CHF 1,312 million in 2011. 2012 included charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million, mainly arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, and an own credit loss of CHF 2,202 million compared with a gain of CHF 1,537 million in 2011. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was CHF 204 million compared with CHF 38 million in 2011.

Operating income

Total operating income was negative CHF 2,173 million in 2012 compared with positive CHF 1,583 million in 2011. On an adjusted basis excluding own credit, operating income was CHF 29 million in 2012 compared with CHF 46 million in the prior year.

Total operating income excluding own credit decreased by CHF 17 million, largely due to higher charges related to our multi-currency portfolio of unencumbered high-quality, short-term assets managed centrally by Group Treasury. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was CHF 204 million compared with CHF 38 million in the prior year. This increase was mainly due to a gain of CHF 134 million related to hedge ineffectiveness arising from the basis risk inherent within our macro cash flow hedge accounting model.

Furthermore, 2012 operating income included a gain of CHF 112 million related to the sale of properties in Switzerland compared with a gain of CHF 78 million from the sale of a property in Switzerland in 2011.

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 2,202 million was recorded in 2012, primarily due to a tightening of our credit spreads. An own credit gain of CHF 1,537 million was recorded in 2011.

è	Refer to “Note 27 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating expenses

On a gross basis before service allocations to the business divisions, total operating expenses were CHF 10,000 million, up from CHF 8,941 million in the prior year, mainly due to charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million, higher marketing costs and unfavorable currency effects. These increases were partly offset by the effect of changes to our Swiss pension plan, the effect related to the capitalization of internally generated software, reduced personnel expenses associated with our cost reduction program and lower restructuring charges in 2012.

Personnel expenses decreased by CHF 532 million to CHF 4,079 million, mainly due to changes to our Swiss pension plan, the effect related to the capitalization of internally generated software in 2012, reduced personnel expenses associated with our cost reduction program, a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards announced in the third quarter of 2012 as well as lower restructuring charges and variable compensation accruals in 2012.

General and administrative expenses increased by CHF 1,673 million to CHF 5,272 million, mainly due to charges of CHF 1,470 million for provisions for litigation, regulatory and similar matters arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates, higher marketing costs and increased business demand for IT infrastructure services, partly offset by the effect of the capitalization of internally generated software in 2012.

è	Refer to the “Certain items affecting our results in 2012” sidebar for more information on LIBOR-related settlements

Depreciation expenses decreased by CHF 84 million to CHF 647 million, mainly due to restructuring charges and amortization of software costs in 2011.

The business divisions were charged CHF 8,105 million for shared services costs, a decrease of CHF 565 million from the previous year, primarily reflecting the aforementioned decreases.

Total operating expenses remaining after allocations to the business divisions increased to CHF 1,891 million from CHF 271 million in the prior year. This mainly reflects the charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million as well as higher marketing costs in relation to our 150th anniversary including expenses related to the education initiative we launched to mark the occasion in 2012.

Personnel

At the end of 2012, Corporate Center – Core Functions employed 25,203 personnel, with 24,964 allocated to the business divisions and the Legacy Portfolio unit, based on services consumed. The decrease of 1,014 personnel from the prior year mainly reflected staff reductions related to our cost reduction program and the accelerated implementation of our strategy announced in October 2012. The 238 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities.

Financial and operating performance

Corporate Center

2011

Results

The pre-tax result was a gain of CHF 1,312 million in 2011 compared with a loss of CHF 500 million in 2010. The year 2011 included an own credit gain of CHF 1,537 million compared with a loss of CHF 548 million in 2010. Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was CHF 38 million compared with CHF 152 million in 2010.

Operating income

Total operating income was positive CHF 1,583 million in 2011 compared with negative CHF 158 million in 2010. On an adjusted basis excluding own credit, operating income was CHF 46 million in 2012 compared with CHF 390 million in the prior year.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was CHF 38 million compared with CHF 152 million in 2010.

Furthermore, 2011 operating income included a gain of CHF 78 million from the sale of a property in Switzerland, while 2010 included a CHF 180 million gain from the sale of investments in associates owning office space in New York as well as a gain of CHF 158 million from a sale of property in Switzerland.

Own credit

An own credit gain on financial liabilities designated at fair value of CHF 1,537 million was recorded in 2011, primarily due to a widening of our credit spreads. An own credit loss of CHF 548 million was recorded in 2010.

Operating expenses

On a gross basis before service allocations to the business divisions, total operating expenses were CHF 8,941 million, down from CHF 9,453 million in 2010, mainly due to favorable currency effects resulting from the depreciation of the US dollar and British pound against the Swiss franc, as well as the effects of efficiency initiatives and other cost reductions resulting from the execution of the UBS real estate consolidation strategy and lower IT costs. This was partially offset by restructuring charges as well as an increase in expenses due to focused investments in technology, capacity expansion needed for control functions to be able to satisfy increased regulatory requirements, and the continuing consolidation of services in the Corporate Center.

Personnel expenses decreased by CHF 224 million to CHF 4,611 million, primarily due to favorable currency effects, partially offset by personnel-related restructuring expenses associated with our cost reduction program in the second half of 2011, capacity increases for regulatory requirements and personnel transfers from other business divisions.

General and administrative expenses decreased by CHF 206 million to CHF 3,599 million, mainly due to favorable currency effects, partly offset by restructuring charges due to the consolidation of our real estate portfolio as part of our cost reduction program. Furthermore, the effects of efficiency initiatives and other cost reductions were offset by the abovementioned increased business demand affecting Group Technology and the consolidation of services in the Corporate Center.

Depreciation expenses decreased by CHF 82 million to CHF 731 million, primarily due to favorable currency effects and the reversal of an impairment loss. These decreases were partly offset by restructuring charges, mainly related to the abovementioned real estate consolidation in 2011.

The business divisions were charged CHF 8,670 million for shared services costs, a decrease of CHF 441 million from 2010, primarily reflecting the aforementioned changes.

Total operating expenses remaining after allocations to the business divisions were CHF 271 million compared with CHF 342 million in 2010. This decrease was due to a value added tax provision release of CHF 22 million and a variable compensation accrual release of CHF 19 million in 2011. Furthermore, 2011 included lower charges for provisions for litigation, regulatory and similar matters.

Personnel

At the end of 2011, Corporate Center – Core Functions employed 26,217 personnel, with 25,995 allocated to the business divisions and the Legacy Portfolio unit, based on services consumed. The decrease of 348 personnel from 2010 related mainly to the abovementioned cost reduction program in the second half of 2011, partly offset by higher personnel required to meet additional regulatory requirements, and further consolidation of services in the Corporate Center. The 222 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities.

Financial and operating performance

Legacy Portfolio

Corporate Center reporting – Legacy Portfolio1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.11
SNB StabFund option	539	(126)	745

Legacy Portfolio excluding SNB StabFund option	(158)	(489)	611	(68)

Total income	381	(616)	1,356

Credit loss (expense) / recovery[2]	(112)	25	(155)

Total operating income	268	(591)	1,201

Personnel expenses	68	68	119	0

General and administrative expenses	771	148	209	421

Services (to) / from other business divisions	19	56	91	(66)

Depreciation and impairment of property and equipment	2	3	5	(33)

Amortization and impairment of intangible assets	0	0	0

Total operating expenses	861	276	424	212

Performance before tax	(592)	(866)	777	(32)

Additional information

Total assets (CHF billion)[3]	37.6	56.1	71.8	(33)

BIS risk-weighted assets (CHF billion)[4]	21.2	20.3	26.6	4

Personnel before allocations (full-time equivalents)	52	52		0

Allocations from business divisions (full-time equivalents)	231	249	372	(7)

Personnel after allocations (full-time equivalents)	283	301	372	(6)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information on the adoption of IAS 19R and changes to reporting segments.  2  Includes credit loss (expense) / recovery mainly due to reclassified and acquired securities.  3  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2a Segment reporting” in the “Financial information” section of this report for more information.  4  Capital management data as of 31 December 2012 and 31 December 2011 are disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Corporate Center

Business performance

2012

Results

The pre-tax result was a loss of CHF 592 million in 2012 compared with a loss of CHF 866 million in the previous year. This was primarily due to a gain from the revaluation of our option to acquire the SNB StabFund’s equity, partly offset by a credit loss expense and higher charges for provisions for litigation, regulatory and similar matters in 2012.

Operating income

Total operating income was CHF 268 million in 2012 compared with negative CHF 591 million in 2011. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 526 million in 2012, primarily due to higher market valuation of the fund’s assets, compared with a loss of CHF 133 million in 2011.

è

Refer to the discussion of “Non-trading portfolios – valuation and sensitivity information by instrument category” in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Excluding the SNB StabFund option, total operating income from the Legacy Portfolio was negative CHF 271 million compared with negative CHF 465 million in 2011. The year 2012 included losses in collateralized debt obligations (CDO) and related swap hedging of CHF 174 million as we exited certain CDO positions to reduce Basel III riskweighted assets (RWA) compared with losses in the previous year of CHF 416 million predominantly resulting from the net impact of credit valuation adjustments (CVA) on monolines, including adjustments taken for commutations, and mark-to-market losses for securities. In addition, 2012 recorded improved performance in reference linked notes of CHF 147 million and real estate assets of CHF 35 million compared with

2011. These increases were partly offset by higher losses on municipal swaps and options of CHF 101 million. 2012 included a credit loss expense of CHF 112 million mainly reflecting an impairment charge related to certain student loan auction rate securities, subsequently sold to reduce Basel III RWA, compared with a credit loss recovery of CHF 25 million in 2011.

Operating expenses

Total operating expenses increased to CHF 861 million from CHF 276 million in the prior year, entirely due to higher charges for provisions for litigation, regulatory and similar matters in 2012.

BIS risk-weighted assets

RWA measured on a Basel 2.5 basis increased by CHF 1 billion to CHF 21 billion at the end of 2012, mainly resulting from rating downgrades on certain portfolio positions, almost offset by sales of certain student loan auction rate securities. Our pro-forma Basel III RWA decreased to CHF 38 billion as of 31 December 2012 from CHF 62 billion as of 31 December 2011, largely related to a CHF 15 billion reduction due to the sale or liquidation of certain CDO positions, a reduction of CHF 6 billion related to the sale of student loan auction rate securities as well as exposure reductions combined with model changes. This was partly offset by a transfer from the Investment Bank to the Legacy Portfolio of CHF 11 billion of RWA for the Basel III CVA charge attributable to the Legacy Portfolio.

Personnel

At the end of 2012, a total of 283 personnel were employed within the SNB StabFund investment management team and the management team for the remainder of the Legacy Portfolio, compared with 301 a year earlier.

Financial and operating performance

2011

Results

The pre-tax result was a loss of CHF 866 million in 2011 compared with a gain of CHF 777 million in 2010. This was primarily due to a loss from the revaluation of our option to acquire the SNB StabFund’s equity as well as a significant difference in the net impact of CVA in the remainder of the Legacy Portfolio.

Operating income

Total operating income was negative CHF 591 million in 2011 compared with positive CHF 1,201 million in 2010. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a loss of CHF 133 million in 2011 compared with a gain of CHF 745 million in 2010.

Excluding the SNB StabFund option, total operating income from the Legacy Portfolio was negative CHF 465 million compared with positive CHF 456 million in 2010. In 2011 we recorded a loss of CHF 284 million related to CVA for monoline credit protection compared with a gain of

CHF 667 million in 2010. 2011 saw further losses in CDO. This movement was partly offset by a positive variance in credit loss expense as 2011 included a credit loss recovery of CHF 25 million compared with a credit loss expense of CHF 155 million in 2010, mainly due to reclassified and acquired securities primarily related to impairments on our student loan auction rate securities inventory.

Operating expenses

Total operating expenses decreased to CHF 276 million from CHF 424 million in 2010, predominantly due to lower personnel costs following reduced staff levels, lower charges for services received and decreased charges for provisions for litigation, regulatory and similar matters.

Personnel

At the end of the year 2011, a total of 301 personnel were employed within the SNB StabFund investment management team and the management team for the remainder of the Legacy Portfolio compared with 372 a year earlier. The decrease of 71 personnel was mainly associated with the reduction of assets in the unit.

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

Risk, treasury and capital management

Risk management and control

Risk management and control

In line with the strategy of the firm, the structure of our risk profile has continued to shift during 2012. Having achieved a significant decrease in the level of market risk in the past few years, looking forward we see our risk focus being primarily on credit risk, operational risk and treasury-related risks.

–

Credit risk comprises the vast majority of Basel III risk-weighted assets. Our lending exposure arises mainly from our Swiss domestic business, which offers corporate loans and mortgage loans secured against residential properties and income-producing real estate, and is therefore tied to the health of the Swiss economy (refer to page 140). Within the Investment Bank, our credit exposure is predominantly investment grade, but includes loan underwriting characterized by concentrated exposure to lower-rated credits, albeit of a temporary nature (refer to page 141). Credit risk also arises from derivative activities, a significant portion of which has been determined to be non-core and therefore is being transferred to the Corporate Center and will be run down. Credit risks within the Legacy Portfolio have been significantly reduced and the remainder largely relates to derivatives and securitized positions that we will continue to reduce.

–

Operational risk, including the risk from pending or potential litigation (refer to “Note 23 Provisions and contingent liabilities” and “Risk factors” sections), remains a key focus, particularly the delivery of remediation of identified operational risk issues (refer to page 162).

–

Treasury-related risks are associated with potential imbalances in our asset and liability structure, including liquidity and funding risks arising from stressed market conditions or from firm-specific factors.

Summary of key developments in 2012

The key developments that took place in 2012 with regard to risk management and control include the following:

–

The overall level of market risk decreased significantly and value-at-risk halved to CHF 18 million at year-end. This was in line with the implementation of our strategy to make the Investment Bank more focused, less complex and less capital-intensive. The remaining market risks predominantly arose from the Investment Bank Core activities, which may increase over time, and non-core trading positions, which we will continue to reduce.

–

Our credit portfolios saw net credit loss expenses totaling CHF 118 million, mainly related to sales of student loan auction rate securities as part of the run-down of the Legacy Portfolio. Our impaired loan portfolio decreased by CHF 0.6 billion to CHF 1.6 billion, mainly as a result of these sales. Although we envisage growth within our core lending businesses, credit risks arising from non-core positions will roll off or be reduced over time and the preparations to transfer these risks to the Corporate Center were initiated.
–

The implementation of the enhanced Operational Risk Framework remained a primary focus. Reporting of significant risk issues and the operational effectiveness of controls was strengthened and substantial progress was made across our risk remediation programs.

–

Further progress was made in reducing our legacy positions. This mainly resulted from commutations of monoline insurance and sales of student loan auction rate securities. Net exposure to monoline insurers after credit valuation adjustments reduced from USD 1.2 billion to USD 0.6 billion. The remaining exposure is hedged via single-name credit default swaps. Our student loan auction rate securities portfolio reduced from USD 5.7 billion to USD 4.1 billion.

–

We maintained our strong liquidity and funding positions, ending 2012 with a Basel III estimated pro-forma liquidity coverage ratio and an estimated pro-forma net stable funding ratio comfortably above the regulatory requirements of 100%.

è Refer to the “Credit risk”, “Market risk”, “Operational risk” and “Liquidity and funding management” sections of this report for more information
Risk management and control principles
Five pillars support our efforts to achieve an appropriate balance between risk and return:

1. Protecting the financial strength of UBS by controlling our risk exposures and avoiding potential risk concentrations at individual exposure levels, at specific portfolio levels and at an aggregate firm-wide level across all risk types.

2. Protecting our reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with our standards and principles, particularly our Code of Business Conduct and Ethics.

3. Ensuring management accountability, whereby business management, as opposed to Risk Control, owns all risks assumed throughout the firm and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced.

4. Independent control functions which monitor the effectiveness of the business’s risk management and oversee risk-taking activities.

Risk, treasury and capital management

5.

Disclosure of risks to senior management, the Board of Directors (BoD), shareholders, regulators, rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency.

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
–

The BoD is responsible for determining the firm’s risk principles, risk appetite and major portfolio limits, including their allocation to the business divisions. The risk assessment and oversight of management performed by the BoD considers evolving best practices and is intended to conform to statutory requirements, as is the related disclosure in this section. The BoD is supported by the BoD Risk Committee, which monitors and oversees the firm’s risk profile and the implementation of the risk framework as approved by the BoD. The BoD Risk Committee also assesses and approves the firm’s key risk measurement methodologies.

–	The Group Executive Board (GEB) implements the risk framework, controls the firm’s risk profile and approves all major risk policies.
–

The Group Chief Executive Officer (Group CEO) is responsible for the results of the firm, has risk authority over transactions, positions and exposures, and also allocates portfolio limits approved by the BoD within the business divisions.

–

The divisional Chief Executive Officers, as well as the head of our Non-core and Legacy Portfolio, are accountable for the results of their business divisions. This includes actively managing their risk exposures, and ensuring that risks and returns are balanced.

–

The Group Chief Risk Officer reports directly to the Group CEO and has functional and management authority over Risk Control throughout the firm. Risk Control provides independent oversight of risk and is responsible for implementing the risk control processes for credit, country, market, investment, treasury and operational risk. This includes establishing methodologies to measure and assess risk, setting risk limits, and developing and operating an appropriate risk control infrastructure. The risk control process is supported by a framework of policies and authorities, which are delegated to Risk Control Officers according to their expertise, experience and responsibilities.

–

The Group Chief Financial Officer (Group CFO) is responsible for ensuring that disclosure of our financial performance is clear and transparent and meets regulatory requirements and corporate governance standards. The Group CFO is also responsible for the management and control of UBS’s tax affairs and for treasury and capital management, including management and control of funding and liquidity risk and UBS’s regulatory capital ratios. Responsibility for implementation of the control framework for tax resides with the Group CFO whereas responsibility for implementation of the control framework for treasury activities is with Risk Control.

–	The Group General Counsel is responsible for implementing the firm’s risk management and control principles for legal and compliance matters.
Risk categories
The risks faced by our businesses can be broken down into three different categories: primary risks, operational risks and business risks. All three categories may impact the firm’s reputation.

Primary and operational risks result from our business activities and are subject to independent risk control, whereas business risks are managed by divisional and firm-wide management. Primary risks are credit risk, market risk and treasury risk, as well as country risk and issuer risk. Operational risks include legal, compliance and tax risk and other risk categories. Business risks may arise from the commercial, strategic and economic risks inherent in our business activities.

Primary and operational risks are defined as follows:
–	Credit risk – the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations.
–

Issuer risk – the potential total loss that would occur on a tradable name (position or group of tradable positions) if an issuer or issuer group to which UBS is exposed were subject to a credit event. The potential loss arises not only from the value of securities issued by the name but also from any other obligations in tradable form which are referenced to the name (including derivatives and basket securities).

–	Market risk – the risk of loss resulting from changes in market variables, whether to our trading positions or financial investments.
–	Treasury risk – the risk that the firm fails to manage its funding, balance sheet, capital and liquidity resources as well as the market and issuer risk arising from treasury activities.
–

Country risk – the risk of loss resulting from country-specific events. It includes transfer risk, whereby a country’s authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments.

–

Operational risk – the risk resulting from inadequate or failed internal processes, people and systems, or from external causes. Events may cause direct financial losses or indirect consequences in the form of revenue forgone as a result of business suspension.

Risk, treasury and capital management

Risk management and control

They may also result in damage to our reputation and to our franchise, which have longer-term financial consequences. Risk measurement

A variety of methodologies and measurements are applied to quantify the risks of our portfolios and our risk concentrations. Risks that are not fully reflected within standard measures are subject to additional controls, which may include pre-approval of transactions and specific restrictions. Models to quantify risk are generally developed by dedicated units within control functions. Valuations and risk models that could impact the firm’s books and records are independently verified, and subjected to ongoing monitoring and control by the Group Chief Risk Officer and Group Chief Financial Officer organizations.

The base measures are position level market risk sensitivities and credit risk exposures which, in aggregate, provide an overview of our risk across positions. These measures are supplemented with portfolio level statistical and stress loss measures, which are two complementary types of risk measures we use to assess potential future losses at an aggregate level.

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

Stress loss is the loss that could result from extreme events under specified scenarios. We perform stress testing to complement our statistical loss measures and to give us a better understanding of our risk capacity and appetite. Stress testing quantifies our exposures to plausible yet extreme and unusual market movements and enables us to identify, understand and manage our potential vulnerabilities and risk concentrations. Our stress testing framework incorporates a comprehensive range of portfolio-specific stress tests as well as combined firm-wide stress tests.

    Portfolio-specific stress tests are measures that focus on the risks of specific portfolios within the business divisions. Our portfolio stress loss measures are informed by past events but also include forward-looking elements. The stress scenarios for trading risks capture the liquidity characteristics of different markets and positions. For example, our stress frameworks include a scenario which reflects the extreme market conditions that were experienced at the height of the financial crisis in the fourth quarter of 2008.

Our combined stress test (CST) framework captures firm-wide exposures to a number of global systemic events, including a eurozone crisis and a severe global recession triggered by severe market events similar to those observed in 2008. These stress tests are based on forward-looking market events and macroeconomic scenarios calibrated to different levels of severity. The evolution of market indicators and economic variables under these scenarios is defined and applied to our entire risk portfolio. The impact of primary risks, operational risks, other consequential risks (e.g. structural foreign exchange risk) and business risks is assessed with the aim of calculating the loss and capital implications should these stress scenarios occur.

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

Most major financial firms employ stress tests, but their approaches vary significantly, and there are no industry standards defining stress scenarios or the way they should be applied to a firm’s positions. Consequently, comparisons of stress results between firms can be misleading and, therefore, like most of our peers, we do not publish quantitative stress test results.

è Refer to the “Credit risk” and “Market risk” sections of this report for a description of our key stress loss measures
Group risk appetite framework

Our risk appetite framework establishes risk appetite objectives that we seek to maintain, even after experiencing severe losses over a defined time horizon. The risk appetite objectives are approved by the BoD.

    In order to monitor our risk profile against our risk appetite, we use two complementary firm-wide risk measurement frameworks: one statistical, comprising the metrics earnings-at-risk (EaR) and capital-at-risk (CaR), and the other a scenario-based combined stress test (CST). Both frameworks seek to capture risks across all of our business divisions and from all major risk categories, including primary risks, operational risks, other consequential risks (e.g. structural foreign exchange risk) and business risks. The firm-wide risk metrics have a central place in our risk control, capital management and business planning processes, and can be summarized as follows:

Risk, treasury and capital management

–	EaR is measured as the potential shortfall in earnings at a 95% confidence level and is evaluated over both three-month and one-year periods.
–	CaR extends EaR to consider the impact on BIS tier 1 capital of a more severe earnings shortfall and is measured at confidence levels from 95% to 99.9%.
–

CST evaluates the potential impact of specific stress scenarios across our risk portfolios, as described in the “Stress loss” section above, from which the impact on our earnings and capital is assessed.

For each risk appetite objective, aggregate risk exposure as measured by our firm-wide risk metrics is compared to risk capacity, which is based on our capital and forecasted earnings. Overall risk appetite is expressed through a defined risk capacity for each objective, which thus sets an upper limit on aggregate risk exposure. The comparison of risk exposure to risk capacity is a key consideration in management decisions on potential adjustments to the risk profile of our firm. The risk appetite objectives are evaluated each year in the context of the prospective business plans. The risk limit framework reflects the risk appetite as expressed through the approved risk appetite objectives, but also takes prevailing operating conditions into account.

As of 1 January 2013 the risk appetite objectives consider the impact of our specified stress events on Basel III CET1 capital. Specifically, we have set as an objective that the Basel III CET1 phase-in capital ratio remains at 10% or above if a severe stress event were to occur, for which we consider both the prevailing CST stress scenarios and the statistical CaR metric at a 95% confidence level. In both cases, we apply a one-year time horizon during which we model how the risks, earnings and costs of the firm will evolve. All elements that impact income, regulatory capital (including planned dividends and other capital distributions) and RWA are included in the assessment. In addition, we have set as an objective that available Basel III CET1 capital plus outstanding loss-absorbing notes are sufficient to absorb losses from an extreme 99.9% worst-case CaR stress event. The strategic plan approved by the BoD on 29 October 2012 is consistent with the achievement of these objectives. It is our intention to use fully applied Basel III CET1 as the capital measure for the purpose of the risk appetite framework by 2015.

è Refer to the “Capital” section of this report for more information
Risk concentrations
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

Risk concentrations are subject to increased monitoring by Risk Control and assessed to determine whether they should be reduced or mitigated depending on the available means to do so. It is possible that material losses could occur on asset classes, positions and hedges, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk as well as other idiosyncratic and correlation risks on both our equities and fixed income inventories. In addition, we have lending, counterparty and country risk exposures that could result in significant losses if economic conditions were to change.

è Refer to the “Credit risk”, “Market risk” and “Operational risk” sections of this report for more information on the risks to which we are exposed
Risk disclosures

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

è Refer to the “Basel 2.5 Pillar 3” section of this report for more information on the exposures we use in the determination of our required regulatory capital

Risk, treasury and capital management

Risk management and control

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. This includes settlement risk, an example of which would be a counterparty failing to deliver the counter-value of a foreign exchange transaction in which we have fulfilled our obligation. In addition, a credit loss can be triggered by economic or political difficulties in the country in which a counterparty or issuer of a security is based or has substantial assets (country risk).

Sources of credit risk

Credit risk arises from traditional banking products such as loans, loan commitments and guarantees (for example, letters of credit). It also arises from traded products, including over-the-counter (OTC) derivative transactions and exchange-traded derivatives, as well as securities financing transactions such as repurchase agreements (repos and reverse repos), securities borrowing and lending transactions. The same general risk control processes are applied to these products, although the accounting treatment may vary, as products may be carried at amortized cost (loans and receivables), at fair value through profit and loss (instruments held for trading, instruments designated at fair value) or at fair value through other comprehensive income (available-for-sale instruments) depending on the product type and the nature of the exposure. Securities and other obligations in tradable form also pose credit risk, as their fair values are affected by changing expectations regarding the probability of issuers failing to meet these obligations or when issuers actually fail to meet these obligations. Where these securities and obligations are held in connection with a trading activity, we view the risk as an issuer risk. Debt securities not held in connection with a trading activity are reported as debt investments and discussed at the end of this section. Many of the business activities of Wealth Management, Wealth Management Americas, Retail & Corporate, the Investment Bank and the Corporate Center – Legacy Portfolio expose us to credit risk. Credit risk exposures also arise from our Global Asset Management business, albeit to a lesser extent.

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

Credit risk concentrations can arise if clients are engaged in similar activities, are located in the same geographical region or have comparable economic characteristics, for example if their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits and/or operational controls that constrain risk concentrations at portfolio and sub-portfolio levels with regard to sector exposures, country risk and specific product exposures.

Risk mitigation

We actively manage the credit risk in our portfolios by taking collateral against exposures and utilizing credit hedging. In Wealth Management, Wealth Management Americas and Retail & Corporate, the majority of loans are extended on a secured basis. For real estate financing, a mortgage over the property is taken to secure the claim. Commercial loans may also be secured by mortgages on business premises or other real estate. We apply measures to evaluate collateral and determine maximum loan-to-value ratios, including an assessment of income cover.

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

    Our OTC derivatives trading is generally conducted under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of all transactions in the event of default. For certain major market participant counterparties like hedge funds, we may also use two-way collateral agreements under which either party can be required to provide collateral in the form of cash or marketable securities when the exposure exceeds a predefined level. We have clearly defined processes for entering into netting and collateral agreements, including the requirement to have a legal opinion on the enforceability of contracts in relevant jurisdictions in the case of insolvency.

Risk, treasury and capital management

Primarily in the Investment Bank and for the Corporate Center – Legacy Portfolio, we actively manage the credit risk of our portfolios with the aim of reducing concentrations of risk from specific counterparties, sectors or portfolios. Hedging measures used include single-name credit default swaps (CDS), index CDS and total return swaps. Single-name CDS are generally executed under bilateral netting and collateral agreements with high-grade market counterparties. We observe strict standards for recognizing credit hedges. For example, when monitoring exposures against limits, we do not usually recognize credit risk mitigants such as proxy hedges (credit protection on a correlated but different name) or index CDS. Buying credit protection creates credit exposure against the hedge provider. We monitor our exposures to credit protection providers and the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. In addition, we identify and monitor positions where we believe there is significant exposure and correlation between the counterparty and the hedge provider (so-called wrong-way risk). Our policy is to discourage such activity, but in any event or as market correlations may change, not to recognize wrong-way-risk hedge benefits within counterparty limits and capital calculations.

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

    In the Investment Bank and for the Corporate Center – Legacy Portfolio, rating tools are applied to broad segments including banks, sovereigns, corporates, funds, hedge funds and commercial real estate. We determine our choice of the relevant assessment criteria, for example, financial ratios and qualitative factors, for the rating tools on the basis of various statistical analyses, externally available information and expert judgment.

Within Retail & Corporate, we rate our business and corporate clients in the small to medium enterprise segment using statistically developed scorecards. The underlying data used in our scorecards is predominantly based on a combination of clients’ financial information, qualitative criteria and credit loss history over several years. To rate our large corporate clients domiciled in Switzerland, Retail & Corporate uses templates established for this segment by our Investment Bank. We assess the probability of default from loans secured on owner-occupied or investment properties with a model that takes into account loan-to-value ratios and debt service capacity of the obligor. We rate Lombard loan exposures by means of a model simulating potential changes in the value of the collateral, and the probability that it may become lower than the loan amount.

Our masterscale expresses default probabilities that we determine through our various rating tools by means of distinct classes, whereby each class incorporates a range of default probabilities. Counterparties migrate between rating classes as our assessment of their probability of default changes.

During the third quarter of 2012 we recalibrated the internal ratings for counterparties in several of our portfolios, extending the sample of historical defaults to take into account observations further back in time than had been considered previously. The extension of the sample reduces the pro-cyclicality of the rating tools. This resulted in some internal ratings changing, a generally downward shift in the ratings of counterparties within our Swiss mortgage portfolio and a generally upward shift in the ratings of counterparties within the corporate portfolio.

The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the “Internal UBS rating scale and mapping of external ratings” table. The

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

Risk, treasury and capital management

Risk management and control

mapping is based on the long-term average of one-year default rates available from the rating agencies. For each external rating category, the average default rate is compared with our internal default probability bands to derive a mapping to our internal rating scale. Our internal rating of a counterparty may, therefore, diverge from one or both of the correlated external ratings shown in the table. Observed defaults by rating agencies may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agencies’ average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ grades, and we adjust their mapping to our masterscale as necessary to reflect any material changes.

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

For traded products, we derive the EaD by modeling the range of possible exposure outcomes at various points in time. For securities financing transactions, we assess the net amount that may be owed to us or that we may owe to others, taking into account the impact of market moves over the potential time it would take to close out all our positions. For exchange-traded derivatives, our calculation of EaD takes into account initial and daily variation margins. We derive the EaD for OTC derivatives by modeling the potential development of replacement values of the portfolio of trades by counterparty (potential credit exposure) less the values of legally enforceable netting agreements. For collateralized OTC derivatives, our potential credit exposure is based on modeling the potential development of replacement values and collateral values, and the price correlation between the various instruments.

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

We monitor the performance of our exposure models by backtesting and benchmarking them, whereby model outcomes are compared with actual results, based on our internal experience as well as externally observed results.

We assess our exposures where there is a material correlation between the factors driving the credit quality of the counterparty and those driving the potential future value of our traded product exposure (wrong-way risk), and we have established specific controls to mitigate these risks.

Loss given default

Loss given default (LGD) is the magnitude of the likely loss in case of default. LGD estimates include loss of principal, interest and other amounts (such as workout costs, including the cost of carrying an impaired position during the workout process) less recovered amounts. We determine LGD based on the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation by way of collateral or guarantees. In our Investment Bank, LGD estimates are based on an assessment of key risk drivers such as industry segment, collateral and seniority of a claim as well as a country’s legal environment and bankruptcy procedures, supported by our internal loss data and external information where available. In our other lending portfolios, the LGD differs by counterparty and collateral type and is statistically estimated based on our internal loss data. Where we hold collateral, such as marketable securities or a mortgage on a property, loan-to-value ratios are a key factor in determining LGD.

Expected loss

Credit losses are an inherent cost of doing business, but the occurrence and amount of credit losses can be erratic. In order to quantify future credit losses that may be implicit in our current portfolio, we use the concept of expected loss.

Expected loss is a statistical measure used to estimate the average annual costs we expect to experience from positions in our current credit portfolio that become impaired. The expected loss for a given credit facility is a function of the three components described above: probability of default, EaD and LGD. We aggregate the expected loss for individual counterparties to derive our expected portfolio credit losses.

Expected loss is the basis for quantifying credit risk in all our portfolios. It is also the starting point for the measurement of our portfolio statistical loss and stress loss and may be used as an input to value certain products.

Statistical and stress loss

We use a statistical modeling approach to estimate the loss profile of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the expected loss. The loss estimates deviate from the mean due to the statistical uncertainty on the defaulting counterparties and to systematic default relationships among counterparties within and between segments. The statistical measure is sensitive to concentration risks on individual counterparties and groups of counterparties. The outcome provides an indication of the level of risk in our portfolio and the way it may develop over time.

    Stress loss is a scenario-based measure which complements our statistical modeling approach. We use it to assess our potential loss in various stress scenarios based on the assumption that one or more of the three key credit risk parameters will deteriorate substantially. We run stress tests on a regular basis to monitor and limit the potential impact of extreme, but nevertheless plausible events on our portfolios and apply limits on this basis.

Risk, treasury and capital management

Composition of credit risk – Group

The exposures detailed in the tables in this section are based on our internal management view of credit risk.

The “Credit exposure by business division and Corporate Center” table shows a breakdown of our banking and traded product exposures before and after allowances and provisions for credit losses, credit valuation adjustments (CVA) on traded products and single-name credit hedges. The effect of portfolio hedges, such as index CDS, is not reflected in this analysis. Banking product exposures are shown on an amortized cost-basis, guarantees and loan commitments on a notional basis, without applying credit conversion factors. Exposures to OTC derivatives are generally shown in the tables as net positive replacement values (RV) after the application of legally enforceable netting agreements and the deduction of cash collateral. In some cases, however, the exposures are based on a more simplistic RV plus add-on approach. Exchange-traded derivatives (ETD) exposures take into account initial and daily variation margins. Securities financing exposures are shown net of the collateral received.

Our lending businesses saw increased levels of exposure in 2012. Total gross credit exposure amounted to CHF 496 billion on 31 December 2012 compared with CHF 476 billion at the end of 2011. Our banking product exposures increased to CHF 440 billion from CHF 394 billion, mainly due to increases in the balances with central banks and in the loan books of Wealth Management and Wealth Management Americas. Our traded products exposures, which arise largely in our Investment Bank, declined by CHF 26 billion to CHF 56 billion.

Additional information on the composition and credit quality of our Wealth Management and Retail & Corporate loan portfolios and the Investment Bank’s banking products and OTC derivatives portfolios is provided further on in this section.

è

Refer to the “Basel 2.5 Pillar 3” section of this report for more information on the credit exposures used in the determination of our required regulatory capital and additional information on credit derivatives

è

Refer to “Note 25 Derivative instruments and hedge accounting” and “Note 29a Measurement categories of financial assets and liabilities” in the “Financial information” section of this report for the IFRS required disclosures on derivatives and credit risk

Credit exposure by business division and Corporate Center
	Wealth Management		Wealth Management Americas		Investment Bank		Global Asset Management		Retail & Corporate		Corporate Center[1]		Group
CHF million	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11
Balances with central banks	413	1,165	11,260	2,161	21,049	31,743		155	2,173	2,205	29,224	1,135	64,119	38,565

Due from banks	1,039	555	2,298	1,594	15,521	18,182	343	317	2,713	3,840	599	338	22,513	24,826

Loans [2]	86,581	75,056	31,250	27,894	16,288	13,942	91	141	137,344	135,320	4,420	4,625	275,973	256,977

Guarantees	2,326	2,641	406	406	6,074	5,551			10,042	9,156	12	129	18,860	17,884

Loan commitments	1,574	1,220	1,214	1,076	48,755	46,763			6,787	6,735	39	164	58,369	55,958

Banking products[3]	91,932	80,637	46,428	33,131	107,686	116,181	433	613	159,059	157,256	34,295	6,390	439,834	394,209

OTC derivatives	2,884	3,869	57	74	23,848	38,748	286	330	1,406	1,839	4,306	7,011	32,787	51,871

Exchange-traded derivatives	779	817	814	877	5,545	7,938			61	167			7,199	9,799

Securities financing transactions			154	155	14,462	20,051					1,072	3	15,687	20,209

Traded products	3,663	4,686	1,025	1,106	43,855	66,737	286	330	1,467	2,006	5,377	7,014	55,673	81,880

Total credit exposure	95,595	85,323	47,453	34,238	151,541	182,918	719	943	160,526	159,262	39,672	13,404	495,506	476,088

Total credit exposure, net[4]	95,554	85,278	47,436	34,235	128,197	154,349	719	943	159,826	158,198	38,547	10,328	470,279	443,331

[1]  Includes the Legacy Portfolio.  [2]  Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.  [3]  Excludes loans designated at fair value.  [4]  Net of allowances, provisions, CVA and hedges.

Risk, treasury and capital management

Risk management and control

Swiss residential mortgage loans

Our largest loan portfolio is our mortgage loan portfolio, which principally comprises loans within Switzerland which are secured by residential and commercial real estate. These mortgage loans mainly originate from our Retail & Corporate business but also include mortgage loans originating from our Wealth Management business. The majority of these mortgage loans relate to residential properties that the borrower either occupies or rents out and are full recourse to the borrower.

We use a scoring model as part of a standardized front-to-back process to support credit decisions for the origination or modification of all Swiss mortgage loans. The two key factors within this model are an affordability calculation relative to gross income and the loan-to-value ratio (LTV). The calculation of affordability takes into account interest payments, minimum amortization requirements, potential property maintenance costs and, in the case of properties expected to be rented out, the level of rental income. Interest payments are estimated using a predefined framework, which takes into account the potential for significant increases in interest rates during the lifetime of the loan.

Approximately 70% of the Swiss residential mortgage loan portfolio relates to properties occupied by the borrower. For such mortgage loans, the maximum LTV allowed within the standard approval process is 80%. This is reduced to 60% in the case of vacation properties and luxury real estate. The value assigned by UBS to each property is based on the lowest value determined based on an internal valuation, the purchase price and, in some cases, an additional external valuation. Valuations of owner-occupied real estate are reviewed and updated throughout the lifetime of the loan, typically using real estate price indices. The average LTV ratio of this portfolio was approximately 55% at 31 December 2012 compared with 58% at 31 December 2011. Over 99% of the aggregate amount of mortgage loans within this portfolio would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%. Furthermore, these loans are full recourse to the borrower. The average LTV for 2012 of newly originated loans in this portfolio was 63%.

Approximately 30% of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower. For such mortgage loans, the maximum LTV allowed within the standard approval process ranges from 60% to 80%, depending on the type of property, the age of the property and the amount of any renovation work required. LTVs are reviewed and updated periodically throughout the lifetime of the loan. The rental income from properties is reviewed, at a minimum, once every three years, but indications of significant changes in the amount of rental income or the level of vacancy rate can trigger an interim reappraisal. The average LTV ratio of this portfolio was approximately 58% at 31 December 2012 compared with 59% at 31 December 2011. Over 99% of the aggregate amount of mortgage loans within this portfolio would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%.

Furthermore, these loans are full re-course to the borrower. The average LTV for 2012 of newly originated loans in this portfolio was 56%.

Composition of credit risk – business divisions and Corporate Center

Wealth Management

The total gross banking products exposure of Wealth Management increased to CHF 92 billion on 31 December 2012 compared with CHF 81 billion on 31 December 2011, in line with our strategy.

Our Wealth Management loan portfolio is mainly secured by marketable securities, residential property and cash (including certain fiduciary investments) as outlined in the table “Wealth Management and Retail & Corporate: composition of loan portfolio, gross”. The majority of loans secured by securities were of high quality, with 91% (94% on 31 December 2011) rated investment grade.

Wealth Management Americas

The total gross banking products exposure of Wealth Management Americas increased to CHF 46 billion on 31 December 2012 compared with CHF 33 billion on 31 December 2011. This exposure largely relates to loans secured by marketable securities (CHF 27.6 billion), residential mortgage loans (CHF 3.5 billion) and credit cards (CHF 0.2 billion).

The majority of loans secured by marketable securities were of high quality, with 87% (88% in 2011) rated investment grade. Our Wealth Management Americas mortgage loan portfolio consists primarily of residential mortgages offered in all US states. Exposure continued to grow to CHF 3.5 billion as of 31 December 2012 from CHF 1.8 billion the prior year. The overall quality of this portfolio remains high with an average loan-to-value ratio (LTV) of 58% and we have experienced no credit losses since the inception of the mortgage program. The credit risk exposure arising from the credit card business was CHF 152 million on 31 December 2012 compared with CHF 135 million in the prior year.

Investment Bank

The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and single-name credit hedges based on our internal risk view. The effect of portfolio hedges, such as index CDS, is not reflected in this analysis. The gross banking product exposures shown in this table exclude exposure to central banks, due from banks, nostro accounts and money market balances, which are included in the “Credit exposure by business division and Corporate Center” table. The Investment Bank’s net banking products exposure increased to CHF 56.0 billion as of 31 December 2012 from CHF 47.6 billion at the end of 2011. The Investment Bank continued to actively manage the credit risk of this portfolio and, as of 31 December 2012, held CHF 20.6 billion of single-name CDS hedges against its exposures to corporates

Risk, treasury and capital management

Investment Bank: banking products and OTC derivatives exposure1

CHF million	Banking products		OTC derivatives
	31.12.12	31.12.11	31.12.12	31.12.11
Total exposure, before deduction of allowances and provisions, CVA and hedges	76,673 [2]	70,606 [2]	23,848	38,748

Less: allowances, provisions and CVA	(51)	(75)	(559)	(981)

Less: credit protection bought (credit default swaps, notional)	(20,619)	(22,886)	(2,005)	(4,513)

Net exposure after allowances and provisions, CVA and hedges	56,003	47,645	21,285	33,254

1   Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law. 2  Banking products including money market and nostro accounts amount to CHF 107,686 million (31 December 2011: CHF 116,181 million).

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			31.12.12						31.12.11
	Moody’s			LGD buckets
Internal UBS rating	Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB-	35,075	9,875	17,035	2,679	5,486	44	30,326	47

Sub-investment grade			20,928	12,017	6,632	1,573	705	25	17,318	31

of which: 6–9	Ba1 to B1	BB+ to B+	14,139	9,104	3,937	847	251	22	9,686	35

of which: 10–12	B2 to Caa	B to CCC	6,590	2,805	2,621	710	454	32	7,112	27

of which: 13 and defaulted	Ca and lower	CC and lower	199	108	75	16	0	21	520	20

Net banking products exposure, after application of credit hedges[1]			56,003	21,892	23,667	4,252	6,191	37	47,645	42

1   Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

Investment Bank: distribution of net OTC derivatives exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			31.12.12						31.12.11
	Moody’s			LGD buckets
Internal UBS rating	Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB-	20,008	5,210	12,609	1,339	850	34	31,374	32

Sub-investment grade			1,276	649	375	51	201	34	1,879	53

of which: 6–9	Ba1 to B1	BB+ to B+	1,131	600	289	44	198	34	1,464	59

of which: 10–12	B2 to Caa	B to CCC	41	4	31	5	1	41	117	45

of which: 13 and defaulted	Ca and lower	CC and lower	104	45	55	2	2	30	297	31

Net OTC derivatives exposure, after application of credit hedges[1]			21,285	5,859	12,984	1,390	1,051	34	33,254	34

1   OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Risk, treasury and capital management

Risk management and control

Investment Bank: net banking products and OTC derivatives exposure by industry sector1

	Banking products		OTC derivatives
CHF million	31.12.12	31.12.11	31.12.12	31.12.11
Banks	5,540	5,082	7,947	10,935

Chemicals	1,336	1,866	224	188

Electricity, gas, water supply	3,944	3,760	463	252

Non-bank financial institutions	16,211	13,145	8,823	15,764

Manufacturing	8,127	6,307	331	626

Mining	5,959	5,990	114	211

Public authorities	2,841	1,264	1,992	3,585

Retail and wholesale	2,046	1,791	54	43

Transport, storage and communication	3,543	4,041	601	943

Other	6,456	4,398	736	707

Total	56,003	47,645	21,285	33,254

1  Banking products: exposure to commercial counterparties after risk transfer and application of credit hedges. OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank: net banking products and OTC derivatives exposure by geographical region

	Banking products		OTC derivatives
CHF million	31.12.12	31.12.11	31.12.12	31.12.11
Asia Pacific	4,158	4,259	3,499	3,345

Latin America	210	653	186	201

Middle East and Africa	278	271	755	433

North America	40,798	33,771	6,524	9,293

Switzerland	257	758	864	1,263

Rest of Europe	10,301	7,932	9,457	18,718

Total	56,003	47,645	21,285	33,254

and other non-banks down from CHF 22.9 billion at the end of 2011. In addition the Investment Bank held CHF 403 million of loss protection from the subordinated tranches of structured credit protection which is not reflected in the table.

Further breakdowns are provided within the table “Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets”. At the end of the year, and based on internal ratings, approximately 63% of the Investment Bank’s net banking products exposure was classified as investment grade compared with 64% at the end of the prior year. The majority of the Investment Bank’s net banking products exposure had estimated loss given defaults of between 0% to 50%. The Investment Bank’s lending activities are largely associated with corporates and other non-banks, which is broadly diversified across industry sectors, but concentrated in North America.

The Investment Bank’s net OTC exposure decreased to CHF 21.3 billion as of 31 December 2012 from CHF 33.3 billion at the end of 2011. Approximately 94% of the Investment Bank’s net OTC derivatives portfolio was traded with counterparties rated investment grade, the vast majority of which were banks and regulated financial institutions with which trading was conducted primarily on a collateralized basis. The tables shown on the previous and on this page provide additional analysis of the portfolio by our internal rating and LGD, by industry sector and by geographical region.

è	Refer to “Note 29b) Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

Retail & Corporate

The total gross banking products exposure of Retail & Corporate was CHF 159 billion on 31 December 2012 compared with CHF 157 billion on 31 December 2011. Approximately 70% of Retail & Corporate’s banking product portfolio is rated investment grade, with over 80% of this portion categorized in the lowest LGD bucket of 0–25% .

Retail & Corporate’s gross loan portfolio increased to CHF 137 billion, from CHF 135 billion in the prior year. The composition of the Retail & Corporate loan portfolio was largely unchanged over the year. At year-end 2012, 92% of this portfolio was secured by collateral and, based on our internal ratings, 54% of the unsecured loan portfolio was rated investment grade. Furthermore, 60% of the unsecured portfolio related to cash flow-based lending to corporate counterparties compared with 61% on 31 December 2011, and 22% to lending to public authorities compared with 23% on 31 December 2011.

Risk, treasury and capital management

Wealth Management and Retail & Corporate: composition of loan portfolio, gross

	Wealth Management				Retail & Corporate
CHF million, except where indicated	31.12.12[1]		31.12.11		31.12.12		31.12.11
		%		%		%		%
Secured by residential property	30,829	35.6	28,467	37.9	98,681	71.8	96,172	71.1

Secured by commercial / industrial property	1,972	2.3	1,805	2.4	19,861	14.5	19,542	14.4

Secured by cash	12,235	14.1	10,000	13.3	173	0.1	637	0.5

Secured by securities	34,973	40.4	26,718	35.6	1,414	1.0	1,327	1.0

Secured by guarantees and other collateral	6,265	7.2	8,010	10.7	5,875	4.3	5,285	3.9

Unsecured loans	307	0.4	55	0.1	11,340	8.3	12,356	9.1

Total loans, gross	86,581	100.0	75,056	100.0	137,344	100.0	135,320	100.0

Total loans, net of allowances and credit hedges	86,540		75,011		136,770		134,561

1  Exposures as of 31 December 2012 reflect a refined reporting process for allocating Wealth Management loans to the secured and unsecured categories and are therefore not directly comparable to the prior period exposures.

Retail & Corporate: distribution of net banking products exposure across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			31.12.12						31.12.11
	Moody’s			LGD buckets
Internal UBS rating	Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB-	109,221	92,245	15,953	1,014	9	10	104,748	10

Sub-investment grade			47,971	38,557	7,067	1,283	1,064	15	50,314	15

of which: 6–9	Ba1 to B1	BB+ to B+	45,704	36,614	6,764	1,264	1,062	16	47,922	15

of which: 10–12	B2 to Caa	B to CCC	1,916	1,598	297	18	2	14	2,132	15

of which: 13	Ca and lower	CC and lower	351	345	5	0	0	6	261	6

Total non-defaulted			157,192	130,802	23,020	2,297	1,073	12	155,062	12

Defaulted[1]			1,168						1,130

Net banking products exposure[2]			158,359						156,192

1  Due to the applied risk calculation approach for default positions, no LGD is assigned.  2  Gross exposure before deduction of allowances and provisions for credit losses of CHF 610 million (31 December 2011: CHF 665 million) and credit hedges of CHF 90 million (31 December 2011: CHF 400 million) is CHF 159,059 million (31 December 2011: CHF 157,256 million).

Retail & Corporate: unsecured loans by industry sector

CHF million	31.12.12	31.12.11
Construction	108	120

Financial institutions	1,106	882

Hotels and restaurants	51	252

Manufacturing	1,921	2,165

Private households	1,578	1,730

Public authorities	2,562	2,906

Real estate and rentals	430	1,110

Retail and wholesale	1,818	1,520

Services	1,289	1,454

Other	478	218

Total	11,340	12,356

Risk, treasury and capital management

Risk management and control

Corporate Center – Legacy Portfolio

The loans of CHF 11.7 billion in our Legacy Portfolio predominantly comprise assets that were reclassified in the fourth quarter of 2008 and in the first quarter 2009 from Held for trading to Loans and receivables, student loan auction rate securities and our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management Inc.

The net replacement value of our OTC contracts within the Legacy Portfolio after application of master netting agreements, hedges, allowances and credit valuation adjustments was CHF 3.2 billion at year-end 2012.

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

As of 31 December 2012, the loan had a balance outstanding of USD 3.6 billion compared with USD 4.7 billion on 31 December 2011, taking into account amounts held in escrow. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 December 2012 was USD 9.7 billion. By notional balance, the portfolio is primarily comprised of Alt-A (53%) and sub-prime (34%) credit grades. In terms of priority, the portfolio was dominated by senior positions (97%).

The RMBS fund is not consolidated in our financial statements. We continue to monitor the RMBS fund and its performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer control it. We also continue to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through the year ended 31 December 2012 have not altered our conclusion that the loan is not impaired and that consolidation is not required.

Exposure to student loan auction rate securities
Our overall exposure to student loan auction rate securities (ARS) was reduced by USD 1.6 billion to USD 4.1 billion on 31 December 2012 following sales during the year.

At the end of 2012, 88% of the collateral underlying the remaining student loan auction rate securities inventory was backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan auction rate securities positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

Student loan ARS inventory
	Carrying value
USD million	31.12.12		31.12.11

US student loan ARS	4,110	[1]	5,683

of which: rated BB– and above	4,062		5,154

of which: rated below BB–	47		529

[1] Includes USD 1.8 billion (CHF 1.6 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 29b) Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating[1]
	31.12.12
	Notional amount[2]	Fair value of CDS	CVA	Fair value of CDS after CVA
USD million	Column 1	Column 2	Column 3	Column 4 (=2–3)
Credit protection bought from monoline insurers, by rating[3]

of which: from monolines rated investment grade (BBB and above)	1,130	291	66	225

of which: from monolines rated sub-investment grade (BB and below)	4,599	684	277	407

Total 31.12.12	5,729	975	343	633

Total 31.12.11	7,714	2,825	1,597	1,228

1  Excludes the benefit of credit protection purchased from unrelated third parties. 2  Represents gross notional amount of credit default swaps (CDS) purchased as credit protection. 3  Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.

Risk, treasury and capital management

Exposure to monoline insurers

All our exposure to monoline insurers is within the Legacy Portfolio and arises from credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers, calculated as the sum of the fair values of individual CDS after credit valuation adjustments (CVA).

The total fair value of CDS protection purchased from monoline insurers decreased from USD 1.2 billion to USD 0.6 billion after cumulative CVA of USD 0.3 billion. This reduction was largely a result of trade commutation on monoline exposures. This exposure is materially hedged with single-name credit default swaps.

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

We consider a loan to be past due when a contractual payment has not been received by its contractual due date. Past due but not impaired loans are those that have suffered missed payments, but are not considered impaired because we expect to collect all amounts due under the contractual terms of the loans or the equivalent value from liquidation of collateral.

A loan is considered impaired when management determines that it is probable that we will not be able to collect all amounts due (or the equivalent value thereof) based on the original contractual terms. Individual credit exposures are evaluated based on the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral.

    Loans in arrears for 90 days are evaluated individually for impairment. However, an impairment analysis would be carried out irrespective of whether the loan was in arrears if other objective evidence indicates that a loan may be impaired. Any event that impacts current and future cash flows may be an indication of impairment and trigger an assessment by the risk officer. Such events may be: (i) past due and non-performing status of credit exposures, (ii) significant collateral shortfalls due to a fall in lending values (securities and real estate), (iii) increase in loan or derivative exposures, (iv) significant financial difficulties of a client, (v) high probability of bankruptcy, (vi) debt moratorium, (vii) financial restructuring including granting of preferential interest rates and (viii) extension of maturity or even partial forgiveness to prevent a credit default.

We have established processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS requirements. Our credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. With the exception of a part of the mortgage portfolio and small unsecured retail account overdrafts, we assess each identified case individually. Our workout strategy and estimation of recoverable amounts are independently approved in accordance with our credit authorities.

We also assess our portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment in order to consider if these portfolios contain impaired claims that cannot yet be identified. In our retail and corporate banking business in Switzerland, we typically review individual positions for impairment only after they have been in arrears for a certain time as described above. To cover the time lag between the occurrence of an impairment event and its identification, we establish collective loan loss allowances based on the estimated loss for the portfolio over the average period between trigger events and the identification of individual impairment. Collective loan loss allowances of this kind typically apply to our retail and corporate portfolio.

None of the portfolios with collective loan loss allowances are included in the totals of impaired loans in the tables shown in the composition of credit risk for business divisions in this section.

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

è Refer to “Note 1 Significant accounting policies” and “Note 27a) Valuation principles” in the “Financial information” section of this report for more information on credit valuation adjustments

Impaired loans, allowances and provisions

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

The table shows that our allowances and provisions for credit losses, excluding collective loan loss allowances of CHF 114 mil-

Risk, treasury and capital management

Risk management and control

Allowances and provisions for credit losses1

	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
CHF million, except where indicated	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11

Group

Balances with central banks	64,119	38,565							0.0	0.0

Due from banks	21,252	23,235	56	20	22	17			0.3	0.1

Loans	280,606	267,429	1,550	2,135	591	694	437	893	0.6	0.8

of which: related to Legacy Portfolio[4]	11,718	16,048	113	572	38	86	74	483	1.0	3.6

of which: related to other loans	268,888	251,381	1,437	1,563	553	607	363	411	0.5	0.6

Guarantees	20,058	18,905	76	94	56	87	6	3	0.4	0.5

Loan commitments	59,818	58,192	68	70	8	6		1	0.1	0.1

Banking products	445,852	406,326	1,749	2,318	677	804	443	897	0.4	0.6

Wealth Management

Balances with central banks	413	1,165							0.0	0.0

Due from banks	1,039	555							0.0	0.0

Loans	86,581	75,056	55	45	38	42	20	6	0.1	0.1

Guarantees	2,326	2,641							0.0	0.0

Loan commitments	1,574	1,220							0.0	0.0

Banking products	91,932	80,637	55	45	38	42	20	6	0.1	0.1

Wealth Management Americas

Balances with central banks	11,260	2,161							0.0	0.0

Due from banks	2,298	1,594							0.0	0.0

Loans	31,250	27,894	15		15				0.0	0.0

Guarantees	406	406							0.0	0.0

Loan commitments	1,214	1,076							0.0	0.0

Banking products	46,428	33,131	15	0	15	0	0	0	0.0	0.0

Investment Bank

Balances with central banks	21,049	31,743							0.0	0.0

Due from banks	14,260	16,397	11	11	2	5			0.1	0.1

Loans	12,646	12,957	412	542	36	71	99	159	3.3	4.2

Guarantees	7,271	6,571	49	52	48	46			0.7	0.8

Loan commitments	50,206	48,999	61	67		1			0.1	0.1

Banking products	105,432	116,666	533	672	85	122	99	159	0.5	0.6

Global Asset Management

Balances with central banks		155								0.0

Due from banks	343	317							0.0	0.0

Loans	91	141							0.0	0.0

Guarantees

Loan commitments

Banking products	433	613	0	0	0	0	0	0	0.0	0.0

Retail & Corporate

Balances with central banks	2,173	2,205							0.0	0.0

Due from banks	2,713	3,840	45	9	20	12			1.6	0.2

Loans	137,344	135,320	955	975	464	495	244	246	0.7	0.7

Guarantees	10,042	9,156	27	25	8	26	6	3	0.3	0.3

Loan commitments	6,787	6,735	7	3	8	5		1	0.1	0.0

Banking products	159,059	157,256	1,033	1,012	500	539	251	250	0.6	0.6

Corporate Center

Balances with central banks	29,224	1,135							0.0	0.0

Due from banks	599	532							0.0	0.0

Loans	12,695	16,063	113	572	38	86	74	483	0.9	3.6

of which: related to Legacy Portfolio[4]	11,718	16,048	113	572	38	86	74	483	1.0	3.6

Guarantees	12	130		17		15			0.0	13.1

Loan commitments	37	163							0.0	0.0

Banking products	42,568	18,023	113	589	38	101	74	483	0.3	3.3

1  Excludes allowances for securities borrowed.   2   Excludes reclassified securities that are not considered impaired.   3  Excludes CHF 114 million collective loan loss allowances (31 December 2011: CHF 131 million).   4  Refer to “Note 29b Reclassification of financial assets” in the “Financial information” section of this report.

Risk, treasury and capital management

lion, decreased 16% to CHF 677 million on 31 December 2012 from CHF 804 million (excluding collective loan loss allowances of CHF 131 million) at the end of 2011.

We consider a reclassified security an impaired loan if the carrying value at the balance sheet date is, on a cumulative basis, 5% or more below the carrying value at the reclassification date adjusted for redemptions.

Our gross impaired loan portfolio decreased to CHF 1,550 million as of 31 December 2012 from CHF 2,135 million at the end of the prior year.

The ratio of the impaired loan portfolio to the total loan portfolio (both measured gross) reduced to 0.6% compared with 0.8% on 31 December 2011, mainly due to sales of impaired reclassified assets. For loans excluding securities the ratio decreased to 0.5% compared with 0.6% in the prior year.

We reclassified loans and receivables with carrying amounts of CHF 79 million and CHF 186 million from impaired to performing during 2012 and 2011, respectively. These reclassifications occurred because the loans had either been renegotiated and the new terms and conditions met normal market criteria for the quality of the obligor and type of loan, or because the financial position of the obligor improved, enabling it to repay any overdue amounts such that we deemed future principal and interest to be fully collectible in accordance with the original contractual terms.

Collateral held against our impaired loan portfolio mainly consisted of real estate and securities on 31 December 2012.

It is our policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in our balance sheet under Other assets at the end of 2012 and 2011 amounted to CHF 47 million and CHF 58 million, respectively.

We seek to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation.

The table “Impaired assets by type of financial instrument” includes impaired loans, impaired guarantees and loan commitments, and defaulted derivative and securities financing transactions, which are subject to the same workout and recovery processes. Our impaired assets decreased by CHF 2.0 billion to CHF 2.5 billion on 31 December 2012, largely as a result of trade commutation on monoline exposures. After deducting allocated specific allowances, provisions and CVA of CHF 1.1 billion and the estimated liquidation proceeds of collateral of CHF 0.4 billion, net impaired assets amounted to CHF 0.9 billion as of 31 December 2012.

è Refer to “Note 9 Due from banks and loans” in the “Financial information” section of this report for more information

Impaired assets by type of financial instrument
CHF million	Impaired exposure		Specific allowances, provisions and CVA		Estimated liquidation proceeds of collateral		Net impaired exposure
	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11
Impaired loans (incl. due from banks)	1,605	2,155	(613)[1]	(711)[1]	(437)	(893)	555	551

Impaired guarantees and loan commitments	144	164	(64)	(93)	(6)	(4)	73	67

Defaulted derivatives contracts	716	2,143	(438)	(1,457)			278	686

Defaulted securities financing transactions	2	3	(2)	(3)

Total	2,467	4,465	(1,117)	(2,263)	(443)	(897)	906	1,304

[1] Excludes CHF 114 million collective loan loss allowances (31 December 2011: CHF 131 million).

147

Risk, treasury and capital management

Risk management and control

Past due but not impaired loans
CHF million	31.12.12	31.12.11
1–10 days	104	105

11–30 days	30	54

31–60 days	44	57

61–90 days	14	9

>90 days	793	670

of which: mortgage loans	639	486

Total	986	895

Past due but not impaired mortgage loans
CHF million	31.12.12		31.12.11
	Total mortgage exposure	of which: past due > 90 days but not impaired	Total mortgage exposure		of which: past due > 90 days but not impaired
Total	144,667	639	139,356	[1]	486

[1] Restated prior-year number includes CHF 4,119 million related to Wealth Management and Wealth Management Americas.

Past due but not impaired loans

The table above shows a breakdown of our total loan balances where payments have been missed, but which we do not consider impaired because we expect to collect all amounts due under the contractual terms of the loans or the equivalent value from liquidation of collateral. The loan balances in the table relate entirely to our Wealth Management and Retail & Corporate divisions, where delayed payments are routinely observed. We currently have no past due but not impaired loans in Wealth Management Americas, the Investment Bank and our Corporate Center – Legacy Portfolio.

The increase in our past due but not impaired loan exposures resulted primarily from mortgage loans that were past due over 90 days but not impaired. Our overall past due but not impaired levels on mortgage loans were not significant compared with the overall size of the mortgage portfolio.

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

Country risk

Country risk framework

Country risk includes all country-specific events that occur within a sovereign’s jurisdiction and may lead to an impairment of UBS’s exposures. Country risk can take the form of either sovereign risk, which refers to the ability and willingness of a government to honor its financial commitments, or transfer risk, which would arise if an issuer or counterparty could not acquire foreign currencies following a moratorium of a central bank on foreign exchange transfers, or “other” country risk that may manifest itself through increased and multiple counterparty and issuer default risk (systemic risk) on the one hand, and by events that may affect the standing of a country (e.g. political stability, institutional and legal framework) on the other hand. We have a well-established risk control framework through which we assess the risk profile of all countries where we have exposure.

We attribute to each country a sovereign rating, which expresses the probability of the sovereign defaulting on its own financial obligations in foreign currency. Our ratings are expressed by statistically derived default probabilities as described in the “Probability of default” section above. Based on this internal analysis we also define the probability of a transfer event occurring and establish rules as to how the aspects of “other” country risk should be incorporated into the analysis of the counterparty rating of incorporated entities that are domiciled in the respective country.

We ensure that our exposure to all countries is commensurate with the credit ratings we assign to them, and that it is not disproportionate to the respective country risk profile. For all coun-

148

Risk, treasury and capital management

tries rated 3 and below we set country risk ceilings, which are approved either by the Board of Directors or under delegated authority by the Group Chief Executive Officer or Group Chief Risk Officer, depending on the size of the limit and the country rating. A country risk ceiling applies to all our exposures to counterparties or issuers of securities and financial investments in the respective country. We may limit the extension of credit, transactions in traded products or positions in securities based on a country ceiling, even if our exposure to a counterparty is otherwise acceptable.

For internal measurement and control of country risk, we also consider the financial impact of market disruptions arising prior to, during and following a country crisis. These may take the form of a severe deterioration in a country’s debt, equity or other asset markets or of a sharp depreciation of the currency. We use stress testing to assess the potential financial impact of a severe country and / or sovereign crisis. This involves the development of plausible stress scenarios for combined stress testing and the identification of countries that may potentially be subject to a crisis event, determining potential losses and making assumptions about recovery rates depending on the types of credit transactions involved and their economic importance to the affected countries.

Our exposures to market risks are also subject to regular stress tests that cover major global scenarios, which are used for combined stress testing as well, whereby we apply market shock factors to equity indices, interest and currency rates in all relevant countries and consider the potential liquidity of the instruments.

In light of the ongoing European sovereign debt crisis, we increased the monitoring and focus on the quality of collateral we hold.

Country risk exposure

Country risk exposure measure

The presentation of country risk follows our internal risk view, whereby the basis for measurement of exposures depends on the product category into which we have classified our exposures:

–

Banking products are loans (at amortized cost), loan commitments (notional basis) and guarantees (notional basis), and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

–

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value after taking into account valid master netting agreements.

–

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell.

As we manage the trading inventory on a net basis, we net the value of long positions against short positions with the same underlying issuer. Net exposures are, however, floored at zero per issuer in the figures presented. We therefore do not recognize the potentially offsetting benefit of certain hedges and short positions across issuers.

We do not recognize any expected recovery values when reporting country exposures as “Exposure before hedges” except for the risk-reducing effects of master netting agreements and collateral held in the form of either cash or portfolios of diversified marketable securities, which we deduct from the basic positive exposure values. Within banking products and traded products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

Country risk exposure allocation

In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security. For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country.

This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral, where we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

We apply a specific approach to banking products exposures to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the counterparty and additionally in full against the country in which the branch is located.

In the case of derivatives, we show the counterparty risk associated with the positive replacement value against the country of domicile of the counterparty (presented within “Traded products”). In addition, the risk associated with the instantaneous fall in value of the underlying reference asset to zero (assuming no recovery) is shown against the country of domicile of the issuer of the reference asset (presented within “Trading inventory”). This approach ensures that we capture both the counterparty and, where applicable, issuer elements of risk arising from derivatives and applies comprehensively for all derivatives, including single-name CDS and other credit derivatives.

As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record (i) the fair value of the CDS (20) against country X (within “Traded products”) and (ii) the hedge benefit (notional minus fair value) of the CDS (100–20 = 80) against country Y (within “Trading inventory”). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case

149

Risk, treasury and capital management

Risk management and control

Exposures to selected eurozone countries

CHF million	Total			Banking products (loans, loan commitments, guarantees)					Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
31.12.12		Net of hedges	[1]	Exposure before hedges		Net of hedges	[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	9,990	8,777		3,462		2,403		899	1,817	1,663	4,711

Sovereign, agencies and central bank	4,656	4,448		190		103			341	220	4,125

Local governments	48	48		10		10			4	4	34

Banks	1,719	1,719		1,285		1,285			400	400	33

Other[2]	3,567	2,562		1,976		1,005			1,072	1,038	519

Italy	5,897	4,389		1,647		1,065		705	1,973	1,048	2,276

Sovereign, agencies and central bank	2,361	1,471		28		28			1,315	424	1,019

Local governments	141	141							141	141	0

Banks	715	715		438		438			264	264	13

Other[2]	2,679	2,061		1,181		598			253	218	1,244

Spain	4,567	3,712		3,325		2,680		101	408	198	834

Sovereign, agencies and central bank	180	180		15		15					164

Local governments	20	20							14	14	6

Banks	2,667	2,667		2,580	[3]	2,580			85	85	2

Other[2]	1,701	846		729		85			310	99	662

Austria	2,060	1,927		175		175		54	1,054	920	831

Sovereign, agencies and central bank	1,609	1,476		12		12			921	787	676

Local governments	11	11							7	7	4

Banks	238	238		16		16			120	120	101

Other[2]	202	202		148		148			5	5	49

Ireland[4]	1,391	1,391		399		399		3	855	855	137

Sovereign, agencies and central bank	15	15							3	3	12

Local governments

Banks	441	441		381		381			28	28	32

Other[2]	936	936		18		18			824	824	93

Belgium	573	558		103		103		32	391	376	79

Sovereign, agencies and central bank	344	329		3		3			316	302	24

Local governments	1	1									1

Banks	91	91		36		36			44	44	11

Other[2]	137	137		64		64			31	31	42

Portugal	160	63		118		22		21	8	8	34

Sovereign, agencies and central bank	12	12									12

Local governments

Banks	31	31		21		21			8	8	2

Other[2]	117	20		97		0			0	0	20

Greece	48	48		4		4		3	1	1	43

Sovereign, agencies and central bank	35	35		0		0			1	1	34

Local governments

Banks	0	0		0		0			0	0

Other[2]	12	12		3		3					9

Other	212	212		146		146		25	51	51	14

1  Not deducted are total allowances and provisions of CHF 35 million (of which: Austria CHF 13 million, Malta CHF 8 million and France CHF 7 million).  2  Includes corporates, insurance companies and funds.  3  The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities   4   The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

Risk, treasury and capital management

of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset. In the case of derivatives referencing a basket of assets, the issuer risk against each reference entity is calculated as the expected change in fair value of the derivative given an instantaneous fall in value to zero of the corresponding reference asset (or assets) issued by that entity. Exposures are then aggregated by country across issuers, floored at zero per issuer.

Exposures to selected eurozone countries

We continue to monitor and manage our exposure to peripheral European countries closely, and our direct exposure to Greece, Italy, Ireland, Portugal and Spain remains limited.

In addition to monitoring direct exposure, we actively consider the inter-linkages among eurozone countries and institutions. We monitor and evaluate the policy responses of key EU institutions and the International Monetary Fund. In addition, we evaluate the implications of these developments for a broad range of countries and institutions beyond Europe when calibrating our eurozone-focused stress scenarios and making assumptions about the behavior of a variety of factors, including currencies, GDP, equity markets, consumer price index, corporate spreads, sovereign CDS and interest rates, for a number of key countries and regions. We apply these stress scenarios to our risk portfolios as part of our firm-wide stress testing framework. Furthermore, we subject our OTC exposures with a wide range of counterparties to these stress scenarios to gain an understanding of potential adverse impacts on our counterparty exposures, as well as to help identify so-called wrong-way risks.

The table “Exposures to selected eurozone countries” provides an overview of our exposure to eurozone countries rated lower than AAA / Aaa by at least one of the major rating agencies. The overview provides an internal risk view of gross and net exposures split by sovereign, local governments, banks and other counterparties. The sovereign category includes agencies and central banks. Corporates, insurance companies and funds are included in the “Other” category. The exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia are grouped in “Other”.

CDS are primarily bought and sold in relation to our trading businesses, but are also used to hedge parts of our risk exposure, including that related to selected eurozone countries. At 31 December 2012, and not taking into account the risk-reducing effect of master netting agreements, we had purchased approximately CHF 91 billion gross notional of single name CDS protection on issuers domiciled in Greece, Italy, Ireland, Portugal or Spain (GIIPS) and had sold CHF 88 billion gross notional of single name CDS protection. On a net basis, taking into account the risk reducing effect of master netting agreements, this equates to approximately CHF 18 billion notional purchased and CHF 15 billion notional sold. More than 99% of gross protection purchased was from investment grade counterparties (based on internal ratings) and on a collateralized basis. The vast majority of this was from financial institutions domiciled outside the eurozone. Less than CHF 1 billion of the gross protection purchased was from counterparties domiciled in a GIIPS country and less than CHF 0.5 billion was with counterparties domiciled in the same country as the reference entity.

Holding CDS for credit default protection does not necessarily protect the buyer of protection against losses, as the contracts will only pay out under certain scenarios. The effectiveness of our CDS protection as a hedge of default risk is influenced by a number of factors, including the contractual terms under which the CDS was written. Generally, only the occurrence of a credit event as defined by the CDS terms (which may include among other events, failure to pay, restructuring or bankruptcy) results in a payment under the purchased credit protection contracts. For CDS contracts on sovereign obligations, repudiation can also be deemed as a default event. The determination as to whether a credit event has occurred is made by the relevant International Swaps and Derivatives Association (ISDA) determination committees (comprised of various ISDA member firms) based on the terms of the CDS and the facts and circumstances surrounding the event.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal and Spain

31.12.12	Protection bought						Protection sold		Net position (after application of counterparty master netting agreements)
			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
CHF million	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	1,405	155					(1,388)	(162)	346	(329)	54	(62)

Italy	47,884	2,285	550	26	226	3	(46,406)	(2,460)	8,024	(6,394)	365	(539)

Ireland	6,363	32	22	0			(6,446)	(84)	1,442	(1,526)	70	(121)

Portugal	7,163	387	71	9	7	0	(7,110)	(430)	1,702	(1,622)	124	(167)

Spain	27,702	968	289	6	129	4	(26,994)	(990)	6,355	(5,395)	320	(342)

Total	90,516	3,828	933	42	362	7	(88,343)	(4,126)	17,869	(15,266)	933	(1,231)

Risk, treasury and capital management

Risk management and control

Emerging markets net exposure1 by internal UBS country rating category

CHF million	31.12.12	31.12.11
Investment grade	16,953	19,341

Sub-investment grade	1,428	3,053

Total	18,381	22,394

1  Net of credit hedges (for banking products and for traded products); net long per issuer (for trading inventory). Total allowances and provisions of CHF 73 million are not deducted (31 December 2011: CHF 61 million).

Emerging market exposures by major geographical region

CHF million	Total		Banking products (loans, loan commitments, guarantees)		Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits /remaining exposure from derivatives)
	Net of hedges[1]		Net of hedges[1]		Net of hedges		Net long per issuer
	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11
Emerging Americas	2,498	3,692	707	656	489	791	1,302	2,245

Brazil	1,353	1,538	185	168	305	527	863	842

Chile	322	258	200	154	82	75	40	29

Mexico	214	487	97	125	75	134	43	228

Colombia	192	597	124	122	23	37	44	438

Venezuela	141	226	0	0			141	226

Other	276	586	101	87	4	18	171	482

Emerging Asia	11,184	13,671	4,341	5,240	1,846	2,390	4,998	6,041

China	3,163	2,978	838	1,373	245	733	2,080	872

India	2,155	2,620	1,156	1,158	254	172	744	1,290

Hong Kong	1,557	3,048	674	983	510	602	374	1,462

South Korea	1,532	2,037	447	513	462	432	623	1,091

Taiwan	1,072	1,459	299	458	247	310	526	692

Other	1,704	1,529	926	754	127	142	651	634

Emerging Europe	1,833	2,500	864	939	247	337	722	1,224

Russia	1,061	905	489	355	174	117	398	433

Turkey	264	843	204	310	23	45	38	488

Ukraine	121	140	37	61	0	0	84	79

Hungary	112	159		3	8	95	104	61

Poland	64	110	18	29	30	52	16	30

Other	210	343	115	182	12	28	83	133

Middle East and Africa	2,867	2,531	1,006	1,094	1,105	807	756	630

Saudi Arabia	599	649	107	170	473	438	19	41

South Africa	559	526	114	137	31	61	414	328

United Arab Emirates	525	451	196	214	217	142	112	95

Kuwait	309	104	16	20	293	84	0	0

Israel	299	149	190	85	4	10	105	55

Other	575	652	383	468	86	72	107	111

Total	18,381	22,394	6,918	7,929	3,686	4,325	7,777	10,140

1  Not deducted are total allowances and provisions of CHF 73 million (31 December 2011: CHF 61 million).

Risk, treasury and capital management

Exposure to emerging market countries

The table “Emerging markets net exposure by major geographical region” shows the five largest emerging market country exposures in each major geographical area by product type on 31 December 2012 compared with 31 December 2011. Based on the main country rating categories, on 31 December 2012, 92% of our emerging market country exposure was rated investment grade compared with 86% on 31 December 2011.

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

Composition of debt investments

Debt instruments classified as Financial investments available-for-sale were CHF 65.7 billion on 31 December 2012 compared with CHF 52.5 billion on 31 December 2011. These instruments primarily comprised highly liquid short-term securities issued by governments and government-controlled institutions. The increase was mainly due to an increase in government bills/bonds.

è  Refer to “Note 14 Financial investments available-for-sale” in the “Financial information” section of this report for more information

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

Trading portfolios

In 2012, most of our market risk originated from the Investment Bank’s trading activities, including the non-core assets that have been transferred to Corporate Center in the first quarter of 2013 as part of the accelerated implementation of our strategy announced in October 2012. In addition, the Group Treasury function (part of Corporate Center) assumes foreign-exchange and interest-rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Market risk also arises within our Legacy Portfolio within Corporate Center and our wealth and asset management operations also take limited market risk in relation to client business.

Our trading businesses are subject to multiple market risk limits. Traders are required to manage their risks within these limits, which may involve utilizing hedging and risk mitigation strategies. These strategies can expose the firm to additional risks as the hedge instrument and the position being hedged may not always move in parallel (often referred to as basis risk). We actively manage such basis risks. Management and Risk Control may also give instructions to reduce the risk, even when limits are not exceeded.

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

è Refer to the “Non-trading portfolios” and “Treasury management” sections of this report for more information

Market risk limits

We use a limit framework to control our market risks. We have two major portfolio measures of market risk: value-at-risk (VaR) and stress loss. Both are common to all our business divisions and subject to limits that are approved by the Board of Directors.

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

Trading portfolios

For the purposes of our risk disclosure, the 1-day 95% confidence level value-at-risk (VaR) is used to quantify market risk exposures in our trading portfolios. This measure is also used for internal management purposes and applies to the market risk position population, that group of portfolios for which positions are gen-

Risk, treasury and capital management

erally marked to market on a daily basis and that are actively managed under market risk trading limits. Any material market risks that arise from positions outside of this population (e.g. the option to acquire equity of the SNB StabFund) are discussed separately either via sensitivity analysis within the “Non-trading portfolios – valuation and sensitivity information by instrument category” section, as part of our disclosure of sensitivity of “Interest rate risk in the banking book”, or by other means for example the composition of equity investments in this section.

Value-at-risk definition

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

We calculate VaR on a daily basis on our end-of-day positions. Our VaR calculation is based on the application of historical changes in market risk factors directly to our current positions – a method known as historical simulation. We use a single VaR model for both internal management purposes and for determining market risk regulatory capital requirements, although the confidence levels and time horizons differ. For internal management purposes we measure VaR at the 95% confidence level using a 1-day holding period. The regulatory measure of risk used to un-

derpin the market risk capital requirement under the Basel accord, by contrast, requires a measure equivalent to a 99% confidence level and using a 10-day holding horizon.
Our VaR model is approved by FINMA and significant revisions of our VaR methodology and model, certain of which are ongoing, are also subject to regulatory approval.

Value-at-risk limitations

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures. The limitations of VaR include the following:

–

The use of a five-year window means that sudden increases in market volatility will not tend to increase VaR as quickly as the use of shorter historical observation periods, but the increase will impact our VaR for a longer period of time.

–	The VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.
–	The 1-day time horizon in the VaR measure, or 10-day in the case of regulatory VaR, may not fully capture the market risk of positions that cannot be closed out or hedged within the specified period.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center
	For the year ended 31.12.12				For the year ended 31.12.11
CHF million, except where indicated	Min.	Max.	Average	31.12.12	Min.	Max.	Average	31.12.11
Wealth Management	0	0	0	0				0

Wealth Management Americas	1	2	2	2	1	2	1	2

Investment Bank[1]	15	164	30	15	30	219	75	34

Global Asset Management	0	0	0	0	0	0	0	0

Retail & Corporate	0	0	0	0				0

Corporate Center[1]	3	17	11	10	4	14	7	4

Diversification effect	–[2]	–[2]	(10)	(9)	–[2]	–[2]	(7)	(4)

Total management VaR, Group	18	167	33	18	31	222	76	36

Diversification effect (%)			(23)	(34)			(8)	(9)

[1]  The prior period has not been restated for the transfer of legacy positions from the Investment Bank to the Corporate Center.  [2] As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by risk type
	For the year ended 31.12.12				For the year ended 31.12.11
CHF million, except where indicated	Min.	Max.	Average	31.12.12	Min.	Max.	Average	31.12.11
Equities	7	160	12	8	10	76	15	13

Interest rates	11	33	19	12	14	35	24	18

Credit spreads	23	42	31	26	29	84	56	29

Foreign exchange	3	13	6	5	3	17	8	5

Energy, metals and commodities	1	7	3	3	2	10	4	3

Diversification effect	–[1]	–[1]	(38)	(37)	–[1]	–[1]	(31)	(32)

Total management VaR, Group	18	167	33	18	31	222	76	36

Diversification effect (%)			(54)	(68)			(29)	(47)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk, treasury and capital management

Risk management and control

–

In certain cases, VaR calculations approximate the impact of changes in risk factors on the values of positions and portfolios. This may happen because the number of risk factors included in the VaR model is necessarily limited; for example, yield curve risk factors do not exist for all future dates.

–

The effect of extreme market movements is subject to estimation errors, which may result from non-linear risk sensitivities, as well as the potential for actual volatility and correlation levels to differ from assumptions implicit in the VaR calculations.

We recognize that no single measure may encompass the entirety of risks associated with a position or portfolio. Consequently, we employ a suite of various metrics with both overlapping and complementary characteristics in order to create a holistic framework which ensures material completeness of risk identification and measurement.

As a statistical aggregate risk measure, VaR is supplemented by a comprehensive framework of non-statistical measures and corresponding limits. This includes an extensive series of stress tests and scenario analyses that undergo continuous evaluation to ensure that, were an extreme but nevertheless plausible event to occur, the resulting losses would not exceed our appetite for losses.

Furthermore, we have an established framework to identify and quantify potential risks that are not adequately captured by our VaR model.

Starting in the fourth quarter of 2012, this framework is used as the basis for underpinning such risks with regulatory capital by means of a methodology approved by FINMA. The resulting risk-weighted assets (RWA) add-on does not reflect any diversification benefits across risks capitalized through VaR and those subject to this additional capital underpinning. As at 31 December 2012, the add-on amounted to approximately one-third of the sum of RWA from VaR and stressed VaR.

Value-at-risk developments in 2012

The Group’s management VaR decreased to CHF 18 million on 31 December 2012 from CHF 36 million on 31 December 2011. This decrease was mainly due to active steps taken by the Investment Bank to reduce trading risks following the announcement in October 2012 regarding the accelerated implementation of our strategy. Average management VaR was CHF 33 million for 2012 compared with CHF 60 million in 2011 (excluding the effects of the 2011 unauthorized trading incident). The main contributors to Group VaR continue to be credit spread risk and, to a lesser extent, interest rate risk.

In the fourth quarter 2012, we improved the component of our VaR model used to calculate equity price risk by replacing the existing single-factor model with a multi-factor model, which better captures the correlations among equity returns. The effects of this model change on Group management, regulatory and stressed VaR figures, prior to and at the time of implementation, were reductions of between 10% and 20%.

Backtesting

Backtesting compares 1-day 99% confidence level regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

We had one backtesting exception at Group level in 2012 compared with three in the prior year. We investigate all backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution. In addition, we report all backtesting results to senior business management, the Group Chief Risk Officer and the business divisions’ chief risk officers.

Risk, treasury and capital management

Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

The chart “Group: development of backtesting revenues against value-at-risk” shows the 12-month development of 1-day 99% VaR against backtesting revenues of the Group for the whole year of 2012. The histogram “Investment Bank: all revenue distribution” shows the Investment Bank’s full trading revenues distribution in 2012.

Market risk – stress loss

VaR is supplemented by a comprehensive framework of non-statistical measures and corresponding limits. This includes an extensive series of stress tests and scenario analyses that undergo continuous evaluation to ensure that, were an extreme but nevertheless plausible event to occur, the resulting losses would not exceed our appetite for losses.

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

è Refer to the discussion on stress loss in this section for more information

Non-trading portfolios

This section includes an overview of interest rate risk in the banking book and a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are not included, or not fully captured, in management VaR.

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

Our largest banking book interest rate risk exposures arise primarily from loans and deposits in our Wealth Management, Retail & Corporate and Wealth Management Americas divisions, as well as our treasury activities.

Interest rate risks arising in the majority of Wealth Management and Retail & Corporate locations are transferred either by means of back-to-back transactions or, in the case of products with no contractual maturity date or direct market-linked rate, by “replicating” portfolios from the originating business into Group Treasury where they are netted against interest rate risks from other sources. Residual interest rate risks in Wealth Management and Retail & Corporate locations that are not transferred to Group Treasury are managed locally and subject to independent monitoring and control both in the locations by local risk control units as well as centrally by Treasury Risk Control.

Group Treasury manages two main types of interest rate risk positions. One type is the risk transferred from Wealth Management and Retail & Corporate banking operations (mentioned above). The other type arises from investing or funding non-monetary corporate balance sheet items that have indefinite maturities, such as equity and goodwill. For these items senior management has defined specific target durations based on which we fund and invest as applicable. These targets are defined by replication portfolios, which establish rolling benchmarks to execute against. The table on the next page includes any residual risk in the Group Treasury books against these benchmarks. This activity and associated sensitivities of these replication portfolios are further discussed in the Group Treasury section.

In addition to its regular risk management activities, Group Treasury may execute transactions that aim to economically hedge negative effects on our net interest income stemming from the prolonged period of extraordinarily low yields, mainly through income-generating fixed receiver swaps.

    Interest rate risk within Wealth Management Americas arises from the business division’s investment portfolio in addition to its lending and deposit products offered to clients. This interest rate risk is closely measured, monitored and managed within approved risk limits and controls, taking into account Wealth Management Americas’ balance sheet items that mutually offset interest rate risk. The Corporate Center Legacy Portfolio assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008 and the first quarter of 2009, and certain other debt securities held as Loans and receivables, also give rise to nontrading interest rate risk.

è Refer to the “Interest rate and currency management” section of this report for more information

The interest rate risk sensitivity figures presented in the table “Interest rate sensitivity – banking book” represent the impacts of +1, ± 100 and ± 200-basis-point parallel moves in yield curves on present values of future cash flows, irrespective of accounting

Risk, treasury and capital management

Risk management and control

treatment. For some portfolios, the +1-basis-point sensitivity has been estimated by dividing the +100-basis-point sensitivity by 100. Due to the low level of interest rates, the downward moves by 100 / 200 basis-points sensitivities are floored at zero to ensure that the resulting interest rates are not negative. This effect, combined with pre-payment risk on US mortgage products, results in nonlinear behavior of the sensitivity.

During the second quarter of 2012, we modified our calculation approach. Client rate durations are no longer assumed to be responsive to the applied instantaneous yield curve changes, with the exception of those products contractually referencing market rates. The figures for 31 December 2011 have been restated to reflect these changes.

The impact of an adverse parallel shift in interest rates of 200 basis points on our non-trading interest rate risk exposures is significantly below the threshold of 20% of eligible capital set by regulators.

As part of its management of interest rate risk, Group Treasury has managed portfolios that aimed to economically hedge negative effects on the firm’s interest income stemming from the unusually low yield environment, as discussed in the “Interest rate and currency management” section of this report. The risk positions in these portfolios were closed during the third quarter 2012, largely explaining the change in the overall banking book sensitivity profile compared with the prior year-end.

Interest rate sensitivity of available-for-sale debt investments

Debt investments classified as Financial investments available-for-sale amounted to CHF 65.7 billion on 31 December 2012 compared with CHF 52.5 billion on 31 December 2011. The sensitivity of these positions (excluding hedges and excluding investments in funds accounted for as available-for-sale) to a 1-basis-point parallel increase in the yields of the respective instruments is approximately negative CHF 8.2 million, which would be recorded in other comprehensive income if such change occurred. The interest rate sensitivity of this position including the associated hedges is included within the table “Interest rate sensitivity – banking book”, some elements of which are additionally included in VaR.

è Refer to “Note 14 Financial investments available-for-sale” in the “Financial information” section of this report for more information
è Refer to “Debt investments” in the “Credit risk” section of this report for more information

Interest rate sensitivity of interest rate swaps designated in cash flow hedges

Fair value gains or losses associated with the effective portion of interest rate swaps designated as cash flow hedges for cash flow repricing risk are recognized initially in Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to profit or loss. Interest rate swaps designated in cash flow hedges are denominated in US dollar, euro, British pound, Swiss franc and Canadian dollar. As of 31 December 2012, the fair value of these interest rate swaps amounted to CHF 7.8 billion (positive replacement values) and CHF 3.0 billion (negative replacement values). The impact on other comprehensive income under IFRS of a 1-basis-point increase of underlying LIBOR curves would have decreased equity by approximately CHF 23.7 million. The interest rate sensitivity of these swaps is included in the table below “Interest rate sensitivity – banking book” some elements of which are additionally included in VaR disclosure.

Interest rate sensitivity – banking book[1]
CHF million	31.12.12
	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(22.4)	(13.4)	(0.3)	(27.5)	(51.0)

EUR	21.0	13.3	(0.5)	(48.5)	(94.1)

GBP	(0.5)	2.3	(0.1)	(14.3)	(29.5)

USD	(197.3)	(138.3)	4.1	412.6	793.7

Other	(8.3)	(10.5)	0.2	20.2	40.3

Total impact on interest rate-sensitive banking book positions	(207.4)	(146.7)	3.3	342.5	659.4

CHF million	31.12.11
	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	14.3	17.5	(0.7)	(66.9)	(130.2)

EUR	316.8	169.6	(1.6)	(160.3)	(314.1)

GBP	(6.9)	(9.4)	0.1	13.2	25.6

USD	153.5	117.3	(1.6)	(157.0)	(385.4)

Other	17.2	3.5	(0.2)	(13.4)	(25.2)

Total impact on interest rate-sensitive banking book positions	494.9	298.5	(4.0)	(384.2)	(829.3)

[1]  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes and the option to acquire equity of the SNB StabFund for which the interest rate sensitivities are separately disclosed. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

Risk, treasury and capital management

Non-trading portfolios – valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

Included in our Legacy Portfolio are trades whereby we purchased credit default swaps (CDS) protection from monoline insurers against UBS-held underlyings, including residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and commercial mortgage-backed securities (CMBS) CDO, transactions with collateralized loan obligations (CLO) and asset-backed securities (ABS) CDO. Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines, and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline CDS spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 31 December 2012, such an increase would have resulted in a USD 15 million (CHF 13 million) increase in the reported monoline CVA compared with USD 39 million (CHF 37 million) on 31 December 2011.

The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to increase the reported figures by approximately USD 3 million (CHF 2 million) compared with USD 11 million (CHF 10 million) on 31 December 2011. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are primarily CMBS and subprime RMBS and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels)

of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects. These fair value adjustments may also be considered a measurement of sensitivity.

    On 31 December 2012, the fair value of the US RLN credit protection was USD 120 million (CHF 110 million) including adjustments described above of USD 11 million (CHF 10 million). This compares with USD 319 million (CHF 299 million) on 31 December 2011, which included an adjustment of USD 22 million (CHF 21 million). The reduction in the fair value was largely due to writedowns in the reference pool assets which led to reductions in the notional exposure and corresponding fair values changes.

Non-US reference-linked notes

The same valuation model and the same approach to the calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

On 31 December 2012, the fair value of the non-US RLN credit protection was USD 214 million (CHF 195 million) including adjustments of USD 42 million (CHF 39 million). This compares with a fair value of USD 468 million (CHF 439 million) on 31 December 2011, which included adjustments of USD 46 million (CHF 43 million). The reduction of the fair value exposure was mainly due to mark-to-market changes and buybacks.

Option to acquire equity of the SNB StabFund

Our call option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 31 December 2012, the fair value of the call option (after reserves) was USD 2,297 million (CHF 2,103 million). This compares with USD 1,736 million (CHF 1,629 million) on 31 December 2011. The increase in the value of the option is primarily attributable to an increase in the market value of the underlying SNB StabFund assets.

The option valuation model utilizes cash flow projections for assets within the SNB StabFund across various economic scenarios. This model is calibrated to market levels by setting the spread above the one-month LIBOR rates used to discount future cash

Risk, treasury and capital management

Risk management and control

flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address the inherent valuation uncertainty associated with the forecasting process. On 31 December 2012, this adjustment was USD 173 million (CHF 158 million) compared with USD 131 million (CHF 123 million) on 31 December 2011.

On 31 December 2012, a 100-basis-point increase in the discount rate would have decreased the option value by USD 181 million (CHF 166 million) compared with USD 139 million (CHF 130 million) on 31 December 2011. A 100-basis-point decrease would have increased the option value by approximately USD 201 million (CHF 184 million) compared with USD 155 million (CHF 145 million) on 31 December 2011.

Equity investments

Under IFRS, equity investments not in the trading book may be classified as Financial investments available-for-sale, Financial assets designated at fair value through profit or loss or Investments in associates.

We may make direct investments in a variety of entities or buy equity holdings in both listed and unlisted companies for a variety of purposes, including revenue generation or as part of strategic initiatives. Other investments, such as exchange and clearing house memberships, are held to support our business activities. We may also make investments in funds that we manage, in order to fund or “seed” them at inception, or to demonstrate that our interests concur with those of investors. We also buy, and are sometimes required by agreement to buy, securities and units from funds that we have sold to clients. The fair value of equity investments tends to be dominated by factors specific to the individual stocks, and our equity investments are generally intended to be held for the medium or long term and may be subject to lockup agreements. For these reasons, we generally do not control these exposures using the market risk measures applied to trading activities. Such equity investments are, however, subject to a different range of controls, including pre-approval of new investments by business management and Risk Control and regular monitoring and reporting. They are also included in our firm-wide earnings-at-risk, capital-at-risk and combined stress test frameworks.

Investments made as part of an ongoing business are also subject to our standard controls, including portfolio and concentration limits. Seed money and co-investments in UBS-managed funds made by Global Asset Management are, for example, subject to a portfolio limit. All investments must be approved by delegated authorities and are monitored and reported to senior management.

Composition of equity investments

On 31 December 2012, we held equity investments totaling CHF 1.6 billion, of which CHF 0.7 billion were classified as Financial investments available-for-sale, and CHF 0.9 billion as Investments in associates.

This compares with 31 December 2011, when we held equity investments totaling CHF 1.5 billion, of which CHF 0.7 billion were classified as Financial investments available-for-sale and CHF 0.8 billion as Investments in associates.

è Refer to “Note 14 Financial investments available-for-sale” and “Note 15 Investments in associates” in the “Financial information” section of this report for more information

Treasury risk control

Treasury assumes risks in the process of managing interest rate and structural foreign exchange risks and the funding and liquidity profile of the bank. Our treasury risk control function applies a holistic risk framework which sets the appetite for treasury-related risk-taking activities across the firm. This ensures that the risks remain within parameters defined by the Board of Directors (BoD) and the Group Asset and Liability Management Committee. A key element of the framework is an overarching economic value sensitivity limit, set by the BoD. This limit is linked to the level of Basel III common equity tier 1 capital (CET1) and takes into account risks arising from interest rates, foreign exchange and credit spread risks. In addition, the sensitivity of Net interest income to changes in interest rates is monitored against targets set by the Group Chief Executive Officer in order to analyze the outlook and volatility of Net interest income based on market expected interest rates. Limits are also set by the BoD to balance the impact of foreign exchange movements on our common equity and tier 1 ratio.

Risk, treasury and capital management

Operational risk

Operational risk is the risk resulting from inadequate or failed internal processes, human error and systems failure, or from external causes (deliberate, accidental or natural). Such events may cause direct financial losses or manifest themselves indirectly as revenue forgone due to the suspension of business. They may also result in damage to our reputation and to our franchise, leading to longer-term financial implications.

Operational risk is an inevitable consequence of being in business, and managing it is a core element of our business activities. Our aim is to provide a framework that supports the identification and assessment of material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and reward. We seek to foster a strong firm-wide risk and control culture, which is a pre-requisite for sustainable and improved performance.

Organizational structure and governance

The business division Chief Executive Officers and the Corporate Center function heads are ultimately accountable for the effectiveness of operational risk management and implementation of our operational risk framework. Responsibility for the front-to-back control environment in the business divisions is the responsibility of the respective business divisions’ Chief Executive Officers but is delegated to the respective business divisions’ Chief Operating Officers. Management in all functions (business, logistics and control functions) is responsible for establishing an appropriate operational risk management environment, including the establishment and maintenance of robust internal controls, effective supervision and a strong risk culture. Controls must be regularly assessed, utilizing evidence to confirm design and operating effectiveness.

Operational risk control provides an independent and objective view on the adequacy of operational risk management in the firm. It is governed by the Operational Risk Management Committee, which is chaired by the Global Head of Operational Risk Control, who reports to the Group Chief Risk Officer and is a member of the Risk Executive Committee. The Operational Risk Management Committee oversees operational risk activities and work streams, ensures oversight of the implementation of the operational risk framework, and provides an effective and independent assessment of the operational risk profile.

Operational risk framework

The operational risk framework describes general requirements for managing and controlling operational risk at UBS. The implementation of the enhanced operational risk framework remained a key focus during 2012. The framework is built on four main pillars:

1.	Classification of inherent risks through the operational risk taxonomy
2.	Assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	Assessment of residual risk through the operational risk assessment process
4.	Remediation to address identified deficiencies which are outside accepted levels of residual risk

The operational risk taxonomy provides a clear and logical classification of our inherent operational risks across all business divisions. The operational risk framework requires that for each category of the operational risk taxonomy, core controls are defined. Core controls are the critical controls that, if designed and operating effectively, will materially ensure that our operational risk profile stays within acceptable boundaries. The completeness of core controls is tested using scenarios through which the inherent risk, including stress and tail risk, may materialize. Functions are required to identify key procedural controls relevant to their activities that support the core controls. Full implementation and integration of scenarios, core and key procedural controls and their periodic review is key to ensuring a comprehensive view of the residual risk in the organization. The periodic review is achieved through a quarterly internal control assessment process that requires functions to assess and evidence operating and design effectiveness of their key procedural controls. This also forms the basis for the assessment and testing of controls over financial reporting as required by the Sarbanes-Oxley Act, Section 404 (SOX 404). The enhanced framework facilitates the identification of SOX 404 relevant controls for independent testing and functional assessments, gathering of evidence, management affirmation and remediation tracking. Significant control deficiencies surfaced during the operational risk assessment process must be reported in the operational risk inventory and sustainable remediation instigated. All significant issues are assigned to owners at senior management level and must be reflected in the respective employees’ annual performance measurement and management objectives and evaluation to ensure effective remediation.

The aggregated impact of the control deficiencies and the adequacy of remediation efforts are assessed by operational risk control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented with internal expert opinion, provides a transparent assessment of the current operational risk exposure for residual operational risk against agreed risk appetite statements and measures.

Risk appetite measures indicate a breach of appetite limits, which requires management to adapt their business activities or adjust the internal control environment accordingly. Risk appetite

Risk, treasury and capital management

Risk management and control

can be expressed through the establishment of quantitative constraints such as operating limits or qualitative statements in the form of policies. In the third quarter of 2012, Group Internal Audit implemented an enhanced assurance process for issue closure to promote stronger management discipline for identifying, mitigating and sustainably remediating risk control issues. To assist with prioritization of all known operational risk issues irrespective of origin, a common rating methodology was adopted by all internal control functions and both internal and external audit. Assessment of all known issues irrespective of source against the same rating scale supports clear prioritization and appropriate management focus on the key issues. An operational risk communications program was launched in July 2012 to reemphasize the importance of a strong risk control culture and individual responsibility across all levels of the firm to generate sustainable financial performance.

Reporting of significant risk issues and operational effectiveness was extended and strengthened through 2012. Where a particular operational risk issue is considered of strategic concern to the firm it is categorized as a ‘Group Significant Operational Risk Issue’. Remediation programs related to these issues are led by members of the Group Executive Board and is subject to independent quality assurance. Completion is assessed against clearly defined success criteria to confirm that an adequate and sustainable standard of control has been achieved. The Group Executive Board members have confirmed their personal and collective commitment to the timely and sustainable remediation of Group Significant Operational Risk Issues.

Remediation of known issues and control deficiencies is a focus of the operational risk framework. In 2012 material progress was made in relation to a number of key remediation activities.

The Investment Bank’s unauthorized trading incident (UTI) remediation programme is running to plan and the key issues have been remediated, with all remaining items on plan for implementation by the second quarter 2013. A series of immediate remediation steps were taken, including senior management changes and the remediation of the SOX material weakness.

On 19 December 2012, UBS entered into regulatory settlements concerning LIBOR and other benchmark interest rates. On the same day FINMA issued an order concluding proceedings against UBS concerning the same issues. These settlements and the FINMA order required UBS to pay a total of approximately CHF 1.4 billion in fines and disgorgement. The conduct encompassed by the regulatory settlements and order includes certain UBS personnel engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions, colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions, and giving inappropriate directions to UBS submitters. We have undertaken remedial steps that are designed to guard against a recurrence of this conduct, such as strengthening our benchmark submission process, making organizational changes that include transferring responsibility for that process principally to Group Treasury within the Corporate Center, and enhancing applicable policies and procedures.

Operational risk quantification

The enhanced operational risk framework is aligned to the calculation of capital, representing a major step forward in our approach to quantifying operational risk and setting effective management incentives. The processes detailed above are integral to the quantification of operational risk reinforcing integration and alignment of the operational risk framework and the calculation of capital.

We measure operational risk exposure and calculate operational risk regulatory capital by utilizing the advanced measurement approach (AMA) in accordance with FINMA requirements. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Risk, treasury and capital management

Advanced measurement approach model

The AMA model is a hybrid consisting of two main components. The historical component is a retrospective view based on our history of operational risk losses since January 2002, excluding extreme internal losses, which are assigned to the scenario component to avoid duplication. The key assumption within this component is that past events form a reasonable proxy for future events. A distribution of aggregated losses over one year is derived by modeling severities and frequencies separately and then combining them. This is referred to as a loss distribution approach and is used to project future total losses based on historical experience and determine the expected loss portion of our capital requirement.

The scenario component is a forward-looking view of potential operational losses that may occur based on the operational risk issues facing the bank. The aim is to reach a reasonable estimate of unexpected or tail loss exposure (corresponding to a low frequency/high severity event). We use twenty AMA taxonomy categories which are closely aligned to the operational risk taxonomy. For each of these categories three frequency/severity pairs are defined, representing the base, stress and worst case. Calibration is based on internal extreme losses, loss data from peer banks, business environment and internal control factors, as well as extensive annual verification by internal subject matter experts based on their view of our particular exposure to these risk taxonomies. The following chart provides a high-level overview of the model components and their respective inputs into the calculation:

The AMA model adds the sampled losses from the historical and the scenario component to derive the regulatory capital figure which equals the 99.9% quantile of the overall loss distribution. Currently, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

Following qualitative and quantitative model-related enhancements, in 2012 we focused on further strengthening the integration of the output of the operational risk framework into the AMA model to ensure efficient leverage of operational risk management and control processes. The AMA taxonomy categories used in the scenario component have been aligned with the operational risk taxonomy. Qualitative adjustments to the parameters of the scenario component utilize the assessments of operational risk exposure resulting from the operational risk assessment process as well as control deficiencies, scenarios and core controls.

Operational risk regulatory capital is allocated to the business divisions based on historical operational risk-related losses. In 2013 we will focus on enhancing the allocation approach to strengthen the linkage between the quality of operational risk management and the resulting capital allocation with the aim of promoting and incentivizing excellence in risk management behavior. Increased leverage of available qualitative indicators and elements will play an integral role for capital allocation purposes and increase the risk sensitivity of the capital allocation approach overall.

è	Refer to the “Capital management” section of this report for more information on the development of risk-weighted assets for operational risk

Risk, treasury and capital management

Treasury management

Treasury management

Group Treasury oversees the balance sheet and the usage of our critical financial resources. Included in Group Treasury’s mandate is responsibility for managing the capital, liquidity, and funding position of the firm. Additionally, Group Treasury manages interest rate, currency and counterparty risks that arise from franchise, balance sheet and capital management activities.

Treasury management

The responsibility for performing treasury activities was evaluated and then reorganized in 2012. Previously, Group Treasury primarily performed a governance role that included forecasting capital, liquidity and funding requirements and establishing and monitoring group and divisional limits and targets. Divisional treasury functions performed intra divisional governance. Within the Investment Bank, the Asset Liability Management unit managed the short-term asset/liability position as well as the firm’s counterparty risk exposure.

In conjunction with the accelerated implementation of our strategy announced in October 2012, the Asset Liability Management unit was transferred from the Investment Bank to Group Treasury within the Corporate Center in the fourth quarter of 2012. Group Treasury now performs complete front-to-back governance and planning activities and executes funding and risk management transactions as a service to the Group and the business divisions. The new organization and mandate of

Group Treasury enables greater control over financial resources and enhanced efficiency in sourcing and distributing resources to the operating businesses. Responsibility for implementation of the control framework for Treasury activities, besides liquidity and funding risk which are under the responsibility of Treasury, is with Risk Control.

Financial resource governance

The Group Asset and Liability Management Committee (Group ALCO) ensures that our assets and liabilities are managed in line with our overall Group strategy as defined by the Board of Directors (BoD) and the Group Executive Board (GEB), as well as our regulatory commitments, and the interests of shareholders and other stakeholders.

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

Liquidity and funding are critical for a financial institution. They must be managed continuously to ensure they can be adjusted to sudden changes in market conditions or the operating environment, whether widespread or relatively small. An institution that is unable to meet its liabilities when they fall due may fail even if its assets exceed its liabilities, because it is unable to borrow sufficient funds on an unsecured basis, has insufficient high-quality assets to borrow against or has insufficient liquid assets it can sell to raise the cash it needs immediately.

è Refer to “Current market climate and industry drivers” in the “Operating environment and strategy” section for more information

Liquidity and funding management

Our liquidity and funding strategy is proposed by Group Treasury, approved by the Group Asset and Liability Management Committee (Group ALCO) and overseen by the Board of Directors Risk Committee. Liquidity and funding limits are set at Group and business division levels, and are reviewed and approved at least once a year by the BoD, the Group ALCO, the Group Chief Financial Officer (Group CFO) and the Group Treasurer. Group Treasury monitors and oversees the implementation and execution of our liquidity and funding strategy, and ensures adherence to our liquidity and funding policies including limits, and reports the bank’s overall liquidity and funding position at least monthly to the Group ALCO and the Board of Directors Risk Committee.

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

è Refer to “Transfer of capital and funding within UBS Group” in the “Capital management” section for more information

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

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. The liquidity and funding process is undertaken by Group Treasury by managing operational cash and collateral within a control framework set by Treasury Risk Control. This permits close control of both our cash position and our portfolio of high-quality liquid securities.

Liquidity modeling

For the purpose of monitoring our liquidity situation, we employ the following main measures:

–  An operational cash ladder which is used to monitor our funding requirements on a daily basis within limits set by the Group ALCO, the Group CFO and the Group Treasurer. This cumulative cash ladder shows the projected daily funding position – the net cumulative funding requirement for a specific day – from the current day to three months forward.

–  A stressed version of the operational cash ladder  which uses behavioral assumptions that model a severe liquidity crisis scenario in a generally stressed market environment. This stress scenario is run daily and used to project potential outflows over a one-month time horizon.

Risk, treasury and capital management

Treasury management

–

A maturity gap analysis which is comprised of a contractual maturity gap analysis of our assets and liabilities over a one-year time horizon, and a behavioral maturity gap analysis under an assumed UBS-specific liquidity crisis in combination with a generally stressed market environment over a one-year time horizon.

–

A cash capital model which measures the amount of long-term funding or stable customer deposits, long-term debt (over one year) and equity available to fund illiquid assets. Cash capital consumption reflects the illiquid portion of the assets which could not be transformed into cash by secured funding. For a given asset, the illiquid portion is the difference (the haircut) between the carrying value of an asset on the balance sheet and its effective cash value when used as collateral in a secured funding transaction. Our cash capital supply consists of long-term sources of funds: unsecured funding with remaining time to maturity of at least one year; shareholders’ equity; and core deposits – the portion of our customer deposits that are deemed to have a behavioral maturity of at least one year.

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

    Based on UBS’s credit ratings as of 31 December 2012, contractual liquidity outflows of approximately CHF 5.2 billion, CHF 8.2 billion and CHF 8.4 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively. In evaluating UBS’s liquidity requirements, UBS considers the potential impact of a reduction in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings. Of these outflows, the portion related to derivative instruments is approximately CHF 2.9 billion, CHF 5.8 billion and CHF 6.0 billion in the event of a one-notch, two-notch and three-notch reduction, respectively.

Contingency planning

Liquidity crisis scenario analysis and contingency planning support the liquidity management process, which ensures that immediate corrective measures to absorb potential sudden liquidity shortfalls can be put into effect. Since a liquidity crisis could have a myriad of causes, we focus on a scenario that encompasses potential stress effects across all markets, currencies and products. The liquidity status indicators combine internal metrics from the liquidity stress models with market data to provide a dashboard of early warning indicators reflecting the current liquidity situation. The liquidity status indicators are used on a Group level to assess both the overall global and regional situations.

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

Our contingent funding sources include a large multi-currency portfolio of high-quality, short-term unencumbered assets managed centrally by Group Treasury, available and unutilized liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets.

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

To complement and support the limit framework, Group Treasury monitors the markets in which we operate for potential threats.

Funds transfer pricing

Funding costs and benefits are allocated to our business divisions according to our liquidity and funding risk management framework. Our internal funds transfer pricing system is designed to provide the proper liability structure to support the assets and planned activities of each business division while minimizing cross-divisional subsidies. The funds transfer pricing mechanism aims to allocate funding and liquidity costs to the activities generating the liquidity and funding risks and deals with the movement of funds from those businesses in surplus to those that

Risk, treasury and capital management

have a shortfall. Funding is internally transferred or allocated among businesses at rates and tenors that reflect each business’ asset composition, liquidity and reliable external funding. We continue to review and enhance our internal funds transfer pricing system.

Liquidity regulation

At the end of 2012, we continued to maintain a sound liquidity position with a liquid asset buffer as per regulatory guidance for Basel III liquidity coverage ratio (LCR) of CHF 153 billion and additional contingent funding sources of CHF 64 billion. In aggregate, these sources of available liquidity represented 26% of our funded balance sheet assets.

Throughout 2012, UBS was in compliance with Swiss Financial Market Supervisory Authority (FINMA) liquidity requirements.

In December 2010, the Basel Committee on Banking Supervision published the “International framework for liquidity risk measurement, standards and monitoring” (Basel III Liquidity). The framework comprises two liquidity ratios: the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Currently, banks employ a wide range of interpretations to calculate the Basel III LCR and NSFR. LCR ensures that banks hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2019) and NSFR (as of 2018). On 6 January 2013, the Group of Governors and Heads of

Supervision, the oversight body of the Basel Committee on Banking Supervision, endorsed amendments to the LCR to allow, among others, a phasing-in of the minimum LCR requirement from 60% in 2015 to 100% by 2019.

On 31 December 2012, our estimated pro-forma regulatory Basel III LCR was 113%, based on current supervisory guidance from FINMA. We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of 2012, the management LCR stood at 159%. On 31 December 2012, our estimated pro-forma NSFR was 108%, based on current regulatory guidance. The calculation of our pro-forma Basel III liquidity ratios includes estimates of the impact of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced.

è	Refer to the “Regulatory developments” section of this report for more information

Funding management

With the implementation of the revised Treasury Operating model, funding processes that had previously been undertaken by the treasury trading and the short term interest rate units in the Investment Bank’s fixed income, currencies and commodities (FICC) business were transferred and consolidated in Group Treasury.

Group Treasury manages operational cash and collateral within established limits and controls defined by Treasury Risk. This permits close control of both our cash position and our stock of high-quality liquid securities and ensures that the firm’s general access to whole-

Risk, treasury and capital management

Treasury management

sale cash markets is centralized in Group Treasury. Group Treasury in turn meets internal demands for funding by channeling funds from units generating surplus cash to those in need of financing.

Our funding activities are planned by analyzing the overall liquidity and funding profile of our balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through periods of difficult market conditions.

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses and Retail & Corporate represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product offerings and the global scope of our business activities underpin our funding stability. We expect to have lower funding needs in the future as we continue to implement our strategy. Accordingly, we intend to repurchase debt selectively, as illustrated by our announcement in February 2013 of cash tender offers for various issues of outstanding notes. Group Treasury regularly monitors our funding status including concentration risks to ensure we maintain a well-balanced and diversified liability structure and reports its findings on a monthly basis to the Group ALCO.

Funding position and diversification

The composition of our funding sources shifted in 2012 from secured to unsecured funding and within our unsecured funding sources from short-term wholesale products into client deposits from our wealth management and Retail & Corporate businesses and long-term debt issued.

    Overall our customer deposits increased by CHF 29 billion to CHF 372 billion, or 50% of our total funding sources compared with 42% at year-end 2011. Deposits from our wealth management businesses and from Retail & Corporate contributed 98%, or CHF 363 billion, of the total customer deposits (shown in the “UBS asset funding” graph) compared with 95% at year-end 2011. Our outstanding long-term debt, including financial liabilities at fair value, increased by CHF 7 billion during the year to CHF 165 billion. Long-term debt represented 22% of our funding sources as shown in the “UBS: funding by product and currency” table, up from 19% at prior year-end. During the year, we raised CHF 2.7 billion equivalent of public benchmark bonds with an average maturity of 3.3 years while CHF 6.4 billion matured. In addition, we issued CHF 5.0 billion equivalent of covered bonds with an average maturity of 4.4 years and Swiss Pfandbriefe of CHF 1.7 billion. Furthermore, we continued to raise medium- and long-term funds through medium-term notes and private placements throughout the year. In 2012, we executed two issuances of loss-absorbing notes which qualify as tier 2 capital under Basel III rules, and count as progressive buffer capital in compliance with the “too-big-to-fail” law under Swiss regulations for systemically important banks, as well as contributing to our targeted loss-absorbing capital. On 22 February 2012, we issued USD 2.0 billion of tier 2 notes, and on 17 August 2012 we issued a further USD 2.0 billion of tier 2 loss-absorbing notes. Both issuances have a maturity of 10 years.

Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, decreased from 12.4% to 7.5%, mainly reflecting reduced funding requirements as a result of the continued deleveraging of our balance sheet, but also due to the effects of the negative interest charge imposed on financial institutions for Swiss franc clearing accounts effective 21 December 2012.

The secured financing (repurchase agreements and securities lent against cash collateral received) percentage of our funding sources decreased to 6.2% from 13.5%, as shown in the “UBS: funding by product and currency” table. At the end of the year, we borrowed CHF 121 billion less cash on a collateralized basis than we lent, lower than the previous year-end net balance of

Risk, treasury and capital management

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11
Securities lending	1.2	1.0	0.4	0.0	0.2	0.2	0.5	0.6	0.2	0.2
Repurchase agreements	5.0	12.5	0.0	0.0	1.1	1.7	3.3	10.0	0.6	0.9
Due to banks	3.1	3.7	0.5	0.7	0.2	0.5	0.7	0.9	1.6	1.7
Short-term debt issued	4.4	8.7	0.3	0.2	0.8	1.4	2.7	6.0	0.6	1.0
Retail savings / deposits	18.0	14.0	11.8	9.7	0.8	0.7	5.4	3.5	0.0	0.0
Demand deposits	21.6	16.7	7.8	6.2	4.2	2.9	6.4	5.0	3.2	2.6
Fiduciary deposits	3.3	3.5	0.1	0.1	0.8	1.0	2.0	1.9	0.5	0.5
Time deposits	6.9	7.8	0.2	0.3	0.5	1.4	3.7	3.5	2.5	2.7
Long-term debt issued	22.1	19.4	2.8	2.4	7.3	7.1	9.1	7.1	2.9	2.7
Cash collateral payables on derivative instruments	9.5	8.2	0.3	0.3	5.0	3.7	3.2	3.4	0.9	0.9
Prime brokerage payables	4.8	4.5	0.1	0.1	0.5	0.5	3.3	3.0	0.8	0.9
Total	100.0	100.0	24.4	20.1	21.5	21.1	40.2	44.8	13.9	14.0

1  As a percent of total funding sources defined as the CHF 746 billion and the CHF 817 billion respectively on the balance sheet as of 31 December 2012 and 31 December 2011, comprising repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables.

CHF 162 billion. The decrease in secured funding and lending was mainly related to the ongoing deleveraging of our balance sheet. As of 31 December 2012, our coverage ratio of customer deposits to our outstanding loan balance was 133%, compared with 128% at the prior year-end.

Due to our progress in reducing balance sheet assets, we have generated capacity within our liquidity and funding position to be able to execute tender offers which will lower our interest expense in the future and will allow for liability structure optimization. We executed the 5 February 2013 announced cash tender offers with respect to 14 senior unsecured note issuances, denominated in US dollar, euro and Italian lira, with tenors between June 2013 and January 2027 and set a total repurchase value of CHF 5.1 billion.

Maturity breakdown of long-term straight debt portfolio

The “Long-term straight debt – contractual maturities” graph shows a contractual maturity breakdown of our long-term straight debt portfolio, and therefore excludes all structured debt, which is predominantly booked as financial liabilities designated at fair value. The long-term straight debt portfolio amounted to CHF 71.6 billion on 31 December 2012. It is composed of CHF 61.0 billion of senior debt including both publicly and privately placed notes and bonds, as well as Swiss cash bonds, and CHF 10.6 billion of subordinated debt. Of the positions shown in the graph, CHF 13.9 billion, or 19%, will mature within one year. In addition, there are CHF 0.9 billion equivalent subordinated debt positions with an early-call date during 2013.

The long-term straight debt forms part of the CHF 105 billion shown on the Debt issued line on the balance sheet.

è

Refer to “Note 20 Financial liabilities designated at fair value and debt issued” and “Note 21 Debt issued held at amortized cost” in the “Financial information” section of this report for more information

Maturity analysis of financial liabilities

Contractual maturity information about our assets and liabilities serves as a starting point for the stress testing analyses described earlier. Our liquidity risk management framework includes a behavioral stress analysis, which involves a more detailed assessment of asset and liability cash flows as well as outflows from off-balance sheet exposures.

The contractual maturities of our non-derivative and non-trading financial liabilities as of 31 December 2012 are based on the earliest date on which we could be required to pay. The total amounts that contractually mature in each time-band are also shown for 31 December 2011. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column “On demand”, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Risk, treasury and capital management

Treasury management

Maturity analysis of financial liabilities[1]
CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Financial liabilities recognized on balance sheet[2]
Due to banks	15.6	3.6	1.2	1.6	1.1	0.0	23.1
Cash collateral on securities lent	7.6	0.5	0.5	0.6			9.2
Repurchase agreements	4.5	23.8	6.8	2.3	0.1	0.1	37.7
Trading portfolio liabilities3, [4]	34.2						34.2
Negative replacement values[3]	395.1						395.1
Cash collateral payables on derivative instruments	71.1	0.0					71.1
Financial liabilities designated at fair value[5]		3.8	5.0	22.7	41.4	23.5	96.4
Due to customers	297.2	60.3	6.0	7.9	0.5	0.1	372.1
Accrued expenses	0.3	2.5					2.8
Debt issued[5]		14.7	8.6	26.1	41.3	27.9	118.5
Other liabilities	51.0	4.9					55.8
Total 31.12.12	876.5	114.1	28.0	61.2	84.4	51.7	1,215.9

Total 31.12.11	902.4	236.1	52.4	44.7	80.7	57.5	1,374.1
Financial liabilities not recognized on balance sheet[6]
Commitments
Loan commitments	57.5	1.9	0.1	0.2			59.8
Underwriting commitments		0.2					0.2
Total commitments	57.5	2.1	0.1	0.2	0.0	0.0	60.0

Guarantees	19.4	0.0	0.1	0.1	0.3	0.1	20.1

Forward starting transactions
Reverse repurchase agreements		18.6					18.6
Securities borrowing agreements		0.2					0.2
Total 31.12.12	77.0	21.0	0.2	0.3	0.3	0.1	98.8

Total 31.12.11	75.3	29.2	1.1	0.2	0.1	0.0	105.9

[1] Non-financial liabilities such as deferred income, deferred tax liabilities, provisions and liabilities on employee compensation plans are not included in this analysis. [2] Except for trading portfolio liabilities and negative replacement values (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments. [3] Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to “Note 25 Derivative instruments and hedge accounting” in the “Financial information” section of this report for undiscounted cash flows of derivatives designated in hedge accounting relationships. [4] Contractual maturities of trading portfolio liabilities are: CHF 32.3 billion due within one month (2011: CHF 36.7 billion), CHF 0.5 billion due between one month and one year (2011: CHF 2.8 billion), and CHF 1.3 billion due between 1 and 5 years (2011: CHF 0 billion). [5] Future interest payments on variable rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments which are variable are determined by reference to the conditions existing at the reporting date. [6] Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

Risk, treasury and capital management

Credit ratings

Credit ratings can affect the cost and availability of funding, especially funding from wholesale unsecured sources. Our credit ratings can also influence the performance of some of our businesses and levels of client and counterparty confidence. Rating agencies take into account a range of factors when assessing creditworthiness and setting credit ratings. These include the company’s strategy, its business position and franchise value, stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality and corporate governance. Credit ratings reflect the opinions of the rating agencies and can change at any time.

On 15 February 2012, as part of an announcement of ratings reviews affecting 114 financial institutions in Europe, Moody’s placed UBS’s short-term ratings under review for a possible downgrade.

On 21 June 2012, Moody’s announced its decision to lower the ratings of 15 global financial institutions with large capital markets activities. UBS AG’s deposit and senior debt ratings were downgraded by two notches from “Aa3” to “A2” and the firm’s “Prime-1” short-term rating was confirmed. As a result of this review, the outlook on our Moody’s ratings is stable.

On 16 August 2012, Standard & Poor’s affirmed UBS’s “A”/“A-1” long- and short-term counterparty credit ratings and revised the outlook to stable from negative. On 20 December 2012, Standard & Poor’s affirmed UBS’s long-term rating of “A” and stable outlook.

On 1 November 2012, Fitch affirmed UBS’s long-term rating of “A” (stable outlook) and put UBS’s “Viability Rating” of “a-” on “Rating Watch Positive”.

The abovementioned ratings actions had no discernible impact on our overall liquidity and funding position. If our credit ratings were to be downgraded, “rating trigger” clauses, especially in derivative transactions, could result in an immediate cash outflow due to the unwinding of derivative positions, the need to deliver additional collateral or other ratings-based requirements.

è

Refer to the “Liquidity modeling” section and “Note 25 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information relating to one or two notch downgrades

Risk, treasury and capital management

Treasury management

Interest rate and currency management

Management of non-trading interest rate risk

Our largest non-trading interest rate exposures arise within both our wealth management businesses and Retail & Corporate. With the exception of Wealth Management Americas, the inherent interest rate risk exposures are transferred from the originating business into Group Treasury, which manages the risks on an integrated basis allowing for netting across different sources.

è Refer to “Market risk” section of this report for more information on non-trading interest rate risk exposures

Group Treasury is responsible for the interest rate risk management of Wealth Management and Retail & Corporate transactions executed in the majority of locations. The fixed-rate products do not contain embedded options, such as early prepayment, which would allow clients to prepay at par. All prepayments are therefore subject to market-based unwinding costs.

Current and savings accounts as well as many other retail products of Wealth Management and Retail & Corporate have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are managed on a pooled basis by replicating portfolios which seek to immunize originating business units as much as possible against market interest rate movements, while allowing the business units to retain and manage their own product margin.

A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Group Treasury, and is structured to approximate the implied behavioral interest rate cash flow and repricing characteristics through simple back-to-back transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary.

A significant amount of interest rate risk also arises from the financing of non-monetary-related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Group Treasury through replicating portfolios, which in this case are aligned with the tenor mandated by senior management.

    Group Treasury manages its residual open interest rate exposures, taking advantage of any offsets that arise between positions from different sources within its approved market risk limits, which include value-at-risk (VaR) and liquidity-adjusted stress (LAS). The preferred risk management instruments are interest rate swaps, for which there is a liquid and flexible market. All transactions are executed through the Investment Bank. Group Treasury does not directly access the external market for swap transactions.

In addition to its regular risk management activities, Group Treasury may execute transactions that aim to economically hedge negative effects on our net interest income stemming from the prolonged period of extraordinarily low yields, mainly through income-generating fixed receiver swaps.

In the third quarter of 2012, we decided to offset certain positions following further declining interest rate levels which limited the potential for additional hedging benefits. We expect the net interest income impact from these actions to be limited. While we recognize that this would increase our exposure to future interest rate margin compression, our assessment concluded that maintaining these hedges was no longer economical on a risk-return basis.

è Refer to the “Market risk” section of this report for more information on our market risk measures and controls

Market risk arising from management of consolidated capital
Key ratios on capital and risk-weighted assets (RWA) are monitored by regulators and analysts and are key indicators of our financial strength.

The majority of our capital and many of our assets are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which impact IFRS equity. Thus, our consolidated equity rises or falls in line with the fluctuations in the RWA. The capital of UBS AG (Parent Bank) itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results. The Group Asset and Liability Management Committee (Group ALCO) can adjust the currency mix in capital within limits set by the Board of Directors, to balance the impact of foreign exchange movements on both the Basel III common equity tier 1 (CET1) capital ratio and the Basel III CET1 capital (fully applied). Limits are in place, both for the sensitivity of the Basel III CET1 capital ratio and the Basel III CET1 capital, to a ±10% change in the Swiss franc against other currencies. As of 31 December 2012, the estimated sensitivities of the Basel III CET1 capital ratio and Basel III CET1 capital (fully applied) to a 10% appreciation or depreciation of the Swiss franc against other currencies were 30 basis points and CHF 764 million, respectively.

Risk, treasury and capital management

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

On 31 December 2012, our consolidated equity was invested as follows: in Swiss francs (including most of the capital of the Parent Bank) with an average duration of approximately four years and fair value sensitivity of CHF 11.0 million per basis point; in US dollars with an average duration of approximately four and a half years and a sensitivity of CHF 7.5 million per basis point; in euros with an average duration of approximately three years and a sensitivity of CHF 0.5 million per basis point; and in British pounds with a duration of approximately three years and a sensitivity of CHF 0.2 million per basis point. The sensitivities directly relate to the chosen durations.

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

Net investment hedge accounting is applied to core investments in foreign currency to reduce exposures exceeding the level needed to provide the desired off-set to currency fluctuations in our key-capital ratios.

è Refer to “Note 1a Significant accounting policies” and “Note 25 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Sell-down of reported profits and losses

Reported profit and losses are translated each month from their original transaction currencies into Swiss francs at exchange rates fixed at the prevailing month-end. Monthly income statement items of foreign subsidiaries and branches with a functional currency other than the Swiss franc are translated with month-end rates into Swiss franc. Weighted average rates for a year represent an average of twelve month-end rates, weighted according to the income and expense volumes of all foreign subsidiaries and branches with the same functional currency for each month. To eliminate earnings volatility on the retranslation of previously recognized earnings in foreign currencies, Group Treasury centralizes the profits and losses arising in the Parent Bank and sells or buys them for Swiss francs. Our other operating entities follow a similar monthly sell-down process into their own reporting currencies. Retained earnings in operating entities with a reporting currency other than the Swiss franc are integrated and managed as part of our consolidated equity.

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

Risk, treasury and capital management

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

Capital adequacy management

Ongoing compliance with regulatory capital requirements and target capital ratios is central to our capital adequacy management. During 2012, we managed our capital according to various Basel 2.5 capital ratio targets, while also considering the changes that came into effect under Basel III on 1 January 2013. These include the establishment of new Basel III capital ratio targets and the issuance of Basel III-compliant loss-absorbing capital. In the target-setting process, we take into account the current and future minimum requirements set by regulators as well as their buffer expectations. Furthermore, we consider our own internal assessment of aggregate risk exposure in terms of capital-at-risk, the views of rating agencies and comparisons with peer institutions, as well as the impact of expected accounting policy changes.

In addition, we have set as an objective that the Basel III CET1 phase-in capital ratio remains at 10% or above if a severe stress event were to occur.
è Refer to the "Group risk appetite framework" section of this report for more information
è Refer to the "Our strategy" section of this report for more information about Basel III / TBTF implications for UBS
è Refer to "Note 1c International Financial Reporting Standards and Interpretations to be adopted in 2013 and later" in the "Financial information" section of this report for more information
Regulatory requirements
We have published our 31 December 2012 capital and RWA in accordance with the Basel 2.5 framework. However, for supervisory purposes our RWA are based on FINMA regulations.

FINMA regulatory capital requirements result in higher RWA than under the Bank for International Settlements (BIS) guidelines. There were no differences in eligible capital between BIS guidelines and FINMA regulations as of 31 December 2012. During 2012, we complied with all externally imposed capital requirements.

The Basel III framework which came into effect on 1 January 2013 will have an impact on capital. The main deferred effects are

Risk, treasury and capital management

the deduction of deferred tax assets on net operating losses and the inclusion of the effects of IAS19R relating to pension liabilities. These impacts are phased in between 2014 and 2018 for the calculation of common equity. Furthermore, hybrid tier 1 capital instruments will be phased out from 2013 to 2022. The Basel III framework will also result in significantly higher RWA as the calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA, the revised treatment for low-rated securitization exposures, meaning such exposures are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced. Consequently, our 31 December 2012 Basel III common equity tier 1 (CET1) capital ratio would have been materially lower than our Basel 2.5 tier 1 capital ratio, if those requirements had been effective on that date.

We continue to manage toward the 19% Swiss total capital requirement applicable in 2019 (although we currently expect this requirement to decline to 17.5%), with a target capital structure consisting of 13% Basel III CET1 capital and the remainder in loss-absorbing debt.

As of 31 December 2012, our estimated Basel III CET1 capital ratio was 9.8% on a fully applied basis and 15.3% on a phase-in basis compared with 6.7% and 10.7%, respectively, on 31 December 2011. We are committed to continuing to improve these ratios through a combination of earnings retention and efforts to reduce our RWA.

In 2012, we made two issuances of low-trigger loss-absorbing notes which qualify as tier 2 capital under Basel III rules, and count as progressive buffer capital in compliance with the "too-big-to-fail" law under Swiss regulations for systemically important banks, as well as contributing to our targeted loss-absorbing capital. On 22 February 2012, we issued USD 2.0 billion of tier 2 notes, and on 17 August 2012 we issued a further USD 2.0 billion of tier 2 loss-absorbing notes. Both issuances have a maturity of 10 years.

In addition to the low-trigger loss-absorbing notes issued, we are issuing deferred compensation awards with a high-trigger writedown feature. These awards are treated by our regulator as loss-absorbing tier 2 capital.

A further significant development in Switzerland was FINMA’s requirement to apply a bank-specific multiplier for banks using the internal ratings-based (IRB) approach when calculating RWA for Swiss residential mortgages starting from 1 January 2013.

    Also, in February 2013, the Swiss Federal Council decided to activate the countercyclical capital buffer with respect to mortgage loans financing residential property located in Switzerland, effective 30 September 2013.

è Refer to the “Regulatory developments” section of this report for more information

Basel 2.5 Capital ratios

BIS capital ratios compare eligible capital with total RWA. On 31 December 2012, our Basel 2.5 tier 1 capital ratio was 21.3% compared with 15.9% a year earlier. Our core tier 1 capital ratio increased to 19.0% from 14.1% over the same period. Our tier 1 capital rose by CHF 2.6 billion to CHF 41.0 billion and RWA decreased by CHF 48.5 billion to CHF 192.5 billion. Our total capital ratio increased to 25.2% from 17.2%.

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

è Refer to the additional capital management disclosure in the “Basel 2.5 Pillar 3” section of this report for more information

On 31 December 2012, our Basel 2.5 RWA were CHF 192.5 billion compared with CHF 241.0 billion at the end of 2011, a decrease in RWA of CHF 48.5 billion. This decrease was predominantly due to the decline in market risk RWA of CHF 22.1 billion, in credit risk RWA of CHF 21.0 billion and, to a lesser extent, operational risk RWA of CHF 5.6 billion.

Credit risk

The Basel 2.5 RWA for credit risk amounted to CHF 105.8 billion on 31 December 2012 compared with Basel 2.5 RWA of CHF 126.8 billion on 31 December 2011. This decrease occurred predominately in the fourth quarter of 2012 and was mainly attributable to the accelerated implementation of our strategy, hedging activity and sales of certain student loan auction rate securities in the Legacy Portfolio. These activities impacted derivative, repo-style and drawn and undrawn loan exposures. This was partly offset in the third quarter by increased residential mortgage exposures due to the recalibration of risk parameters on residential mortgages.

è Refer to the “Credit risk” section of this report for more information
Non-counterparty related assets
The Basel 2.5 RWA for non-counterparty related assets remained stable and amounted to CHF 6.2 billion on 31 December 2012 compared with CHF 6.1 billion on 31 December 2011.

Risk, treasury and capital management

Capital management

Basel 2.5 capital information

CHF million, except where indicated	31.12.12	31.12.11
BIS core tier 1 capital	36,666	34,014

BIS tier 1 capital	40,982	38,370

BIS total capital	48,498	41,564

BIS core tier 1 capital ratio (%)	19.0	14.1

BIS tier 1 capital ratio (%)	21.3	15.9

BIS total capital ratio (%)	25.2	17.2

BIS risk-weighted assets	192,505	240,962

of which: credit risk[1]	105,807	126,804

of which: non-counterparty related risk	6,248	6,050

of which: market risk	27,173	49,241

of which: operational risk	53,277	58,867

1  Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Market risk

The Basel 2.5 market risk RWA decreased by CHF 22.1 billion to CHF 27.2 billion on 31 December 2012. The decrease was mainly due to the reduction in incremental risk charge RWA on reduced exposures, a model update for sovereign debt in the first quarter and hedging activity. VaR and stressed VaR declined due to reduced risk positions and reduced credit spread risk.

è Refer to the “Market risk” section of this report for more information

Operational risk

Basel 2.5 RWA for operational risk was CHF 53.3 billion on 31 December 2012 compared with CHF 58.9 billion on 31 December 2011. This decrease was due to the annual model parameter review whereby all advanced measurement approach parameter updates that were approved by FINMA at the end of March 2012 were subsequently implemented.

è Refer to the “Operational risk” section of this report for more information

Basel 2.5 Eligible capital

Eligible capital, the capital available to support RWA, consists of tier 1 and tier 2 capital. To determine eligible capital, specific adjustments must be made to equity attributable to our shareholders as defined by IFRS. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value (see further details in the “Reconciliation of IFRS equity to Basel 2.5 BIS capital” table).

Basel 2.5 tier 1 capital

Our tier 1 capital amounted to CHF 41.0 billion on 31 December 2012, compared with CHF 38.4 billion on 31 December 2011, an increase of CHF 2.6 billion. The positive contributors to this increase were lower capital deductions of CHF 5.1 billion, driven mainly by the goodwill impairment in the Investment Bank and Legacy Portfolio asset sales, reversal of own credit losses for the purpose of the capital calculation and own-share-related components. These positive capital effects were partially offset by the 2012 net loss of CHF 2.5 billion and other deduction items, including negative foreign currency effects and a dividend accrual.

The adoption of IAS 19R had no effect on tier 1 capital. The regulatory capital effect of the adoption will be phased in annually from 1 January 2014 under Basel III.

Basel 2.5 hybrid tier 1 capital

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

As of 31 December 2012, our hybrid tier 1 instruments amounted to CHF 4.3 billion, slightly down from CHF 4.4 billion as of 31 December 2011, mainly due to negative foreign currency effects.

We intend to call the EUR 995 million hybrid tier 1 instrument with a first call date on 11 April 2013. Hybrid tier 1 instruments outstanding will continue to count towards regulatory capital (i.e., Basel III phase-in capital), but the eligibility is reduced over time in line with the Basel III transition rules.

Basel 2.5 tier 2 capital
The major element in tier 2 capital is subordinated long-term debt. Tier 2 instruments have been issued in various currencies

176

Risk, treasury and capital management

Reconciliation of IFRS equity to Basel 2.5 BIS capital

CHF million	31.12.12	31.12.11
IFRS Equity attributable to UBS Shareholders	45,895	48,530

of which: effect of the adoption of IAS 19R1	(3,948)	(4,917)

Reversal of the effect of the adoption of IAS 19R1	3,948	4,917

Treasury shares at cost / Equity classified as obligation to purchase own shares	1,108	1,198

Own credit, net of tax[2]	292	(1,842)

Unrealized gains from Financial investments available-for-sale, net of tax[2]	(232)	(228)

Unrealized (gains) / losses from Cash flow hedges, net of tax[2]	(2,983)	(2,600)

Other[3]	(1,286)	(798)

BIS core tier 1 capital prior to deductions	46,742	49,177

of which: paid-in share capital	384	383

of which: share premium, retained earnings, currency translation differences and other elements	46,358	48,794

Less: treasury shares / deduction for own shares[4]	(1,460)	(2,131)

Less: goodwill & intangible assets	(6,461)	(9,695)

Less: securitization exposures[5]	(1,469)	(2,627)

Less: other deduction items[6]	(685)	(711)

BIS core tier 1 capital	36,666	34,014

Hybrid tier 1 capital	4,316	4,356

of which: non-innovative capital instruments	1,476	1,490

of which: innovative capital instruments	2,839	2,866

BIS tier 1 capital	40,982	38,370

Upper tier 2 capital	127	388

Lower tier 2 capital	9,544	6,145

Less: securitization exposures[5]	(1,469)	(2,627)

Less: other deduction items[6]	(685)	(711)

BIS total capital	48,498	41,564

1  Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on the adoption of IAS 19R.   2   IFRS equity components which are not recognized for capital purposes, adjusted for changes in foreign exchange.   3   Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations, prudential valuation, accrued dividend payment and the charge for compensation related increase in Basel III-compliant loss-absorbing tier 2 capital.   4   Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards and iii) accruals built for upcoming share awards.   5   Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 2,103 million on 31 December 2012 and CHF 1,629 million on 31 December 2011).   6  Positions to be deducted at 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); iii) expected losses on non-trading equity exposures (simple risk weight method).

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

In 2012, we had two issuances of USD 2 billion of loss-absorbing notes which qualify as tier 2 capital under Basel III rules, and count as progressive buffer capital in compliance with the “too-big-to-fail” law under Swiss regulations for systemically important banks as well as contribute to our targeted loss-absorbing capital.

    Our tier 2 capital, net of tier 2 deductions, amounted to CHF 7.5 billion on 31 December 2012 compared with CHF 3.2 billion on 31 December 2011, an increase of CHF 4.3 billion. This increase was mainly due to the issuances of the aforementioned tier 2 loss-absorbing notes and lower capital deductions of CHF 1.2 billion resulting mainly from Legacy Portfolio asset sales. These positive effects of lower tier 2 deductions were mainly offset by a reduction in the eligibility of existing tier 2 notes.
è Refer to the “Regulatory developments” section of this report for more information with regard to regulation on systemically important banks

Pro-forma Basel III common equity and risk-weighted assets

The following pro-forma Basel III information is a voluntary disclosure as Basel III requirements were not in effect on 31 December 2012. Such measures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include information on the basis of Basel III requirements because they became effective on 1 January 2013 and significantly impact our RWA and eligible capital.

Risk, treasury and capital management

Capital management

Pro-forma BIS Basel III capital information

CHF billion	31.12.12	31.12.11[1]
Basel 2.5 tier 1 capital	41.0	38.4

Hybrid tier 1 capital	(4.3)	(4.4)

Deferred tax assets related to net operating losses	(5.9)	(8.0)

Deferred pension expenses		(3.3)

Effect of the implementation of IAS 19R	(4.6)

SNB StabFund option	(1.1)	0.8

Low-rated securitization exposures	0.4	1.8

Other adjustments[2]	(0.3)	0.1

Basel III common equity tier 1 capital (fully applied)	25.2	25.3

Basel III loss-absorbing capital	4.2	0.0

Basel III total capital (fully applied)	29.3	25.3

Basel III common equity tier 1 capital (phase-in)[3]	40.0	41.0

Basel III loss-absorbing capital	4.2	0.0

Basel III tier 2 capital (phase-in)	5.4	6.1

Basel III total capital (phase-in)	49.6	47.1

Basel 2.5 risk-weighted assets	193	241

Basel III uplift[4]	66	139

Basel III risk-weighted assets (fully applied)	258	380

Basel III risk-weighted assets (phase-in)[5]	262	383

Basel III common equity tier 1 capital ratio % (fully applied)	9.8	6.7

Basel III common equity tier 1 capital ratio % (phase-in)	15.3	10.7

Basel III total capital ratio % (fully applied)	11.4	6.7

Basel III total capital ratio % (phase-in)	18.9	12.3

1  Does not include the effect of the implementation of IAS 19R and calculation refinements affecting 31 December 2012 figures.  2  Includes the following deductions: qualifying non-controlling interests, own shares held by the Investment Bank, own credit on replacement values (DVA), expected losses on non-trading equity exposures, goodwill related to investments in associates and shortfall of general provisions vs. expected losses. Also includes the following additions: investments in non-consolidated entities, failed trades, goodwill-related deferred tax liabilities and unrealized gains on financial investments available-for-sale (only relevant for 31 December 2011).   3  Basel III phase-in rules applied on goodwill covered by hybrid tier 1 capital, deferred tax assets on net operating losses and effects of pension accounting related components.  4  The Basel III RWA uplift consists mainly of revised treatment of low rated securitization exposures, credit valuation adjustments and other changes.  5  Includes the RWA effect of pension accounting related components, which are phased in.

We provide information on pro-forma Basel III RWA and capital, both on a phase-in and on a fully applied basis. The information provided on a fully applied basis does not consider the effects of the transition period, during which new capital deductions are phased in and ineligible Basel 2.5 capital instruments are phased out.

On 31 December 2012, our Basel III CET1 capital on a fully applied basis was CHF 25.2 billion, remaining relatively stable compared with the CHF 25.3 billion on 31 December 2011. The 2012 net loss, the impact of adopting IAS 19R and other negative effects including the deduction of the fair value of the option to purchase the SNB StabFund’s equity which was previously risk-weighted at 1250%, were almost offset by the reversal of own credit losses for the purpose of capital calculation and a lower deduction for deferred tax assets.

Pro-forma Basel III RWA were estimated to be CHF 258 billion on a fully applied basis on 31 December 2012, CHF 122 billion lower than a year earlier. CHF 48 billion of the decline in Basel III RWA was due to the same factors that caused a decrease in Basel 2.5 RWA, and CHF 20 billion was associated with a change in the treatment of UBS’s option to purchase the SNB StabFund’s equity (now fully deducted from CET1 capital). The remainder of the decline was mostly attributable to RWA reductions in the Investment Bank and the Legacy Portfolio, resulting from sales and other reductions of exposures and from the net effect of changes in models and methodologies. The vast majority of the overall reductions achieved in the Investment Bank and in the Legacy Portfolio resulted from sales and other reductions of exposures. We are targeting Group RWA on a fully applied Basel III basis of less than CHF 200 billion by the end of 2017.

The resulting Basel III CET1 capital ratio stood at 9.8% on 31 December 2012 on a fully applied basis, an increase of 3.1 percentage points from 6.7% on 31 December 2011. We are targeting a CET1 fully applied ratio of 11.5% by the end of 2013 and 13% by the end of 2014. On a phase-in basis, our estimated Basel III CET1 capital ratio was 15.3% on 31 December 2012 compared with 10.7% on 31 December 2011. The regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 on an after-tax basis, such that regulatory capital becomes fully adjusted on 1 January 2018.

è

Refer to the “Our strategy” section of this report for more information about Basel III / TBTF implications for UBS and to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information

Risk, treasury and capital management

FINMA leverage ratio

CHF billion, except where indicated	Average 4Q12	Average 4Q11
Total balance sheet assets (IFRS)[1]	1,287.0	1,390.7

Less: netting of replacement values[2]	(395.4)	(436.6)

Less: loans to Swiss clients (excluding banks)[3]	(166.2)	(163.6)

Less: cash and balances with central banks	(68.3)	(65.8)

Less: other[4]	(8.7)	(12.8)

Total adjusted assets	648.4	711.9

FINMA tier 1 capital (at year-end)[5]	41.0	38.4

FINMA leverage ratio (%)	6.3	5.4

1  Total assets are calculated as the average of the month-end values for the three months in the calculation period.  2  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.  3  Includes mortgage loans to international clients for properties located in Switzerland.  4  Refer to the “Reconciliation IFRS equity to Basel 2.5 BIS capital” table for more information on deductions of assets from FINMA tier 1 capital.  5  FINMA tier 1 capital corresponds to Basel 2.5 tier 1 capital.

Transfer of capital and funding within UBS Group

Under Swiss company law, UBS is organized as an “Aktiengesellschaft”, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the Group. The legal entity structure of the Group is designed to support our businesses within an efficient legal, tax, regulatory and funding framework. We enter into intragroup transactions to provide funding and capital to individual UBS entities. As of 31 December 2012, UBS has not been subject to any material restrictions or other major impediments concerning the transfer of funds or regulatory capital within the Group apart from those which apply to these entities by way of local laws and regulations.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at Group level, with the expectation that the ratio will exceed this level during normal times. On 31 December 2012, our leverage ratio was 6.3%, an increase of 0.9 percentage points compared with the prior year-end.

In the first quarter of 2013, the existing FINMA leverage ratio will be replaced by a FINMA Basel III minimum leverage ratio for systemically important banks (FINMA Basel III leverage ratio). The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the capital base, the buffer capital and the progressive component. Our pro-forma FINMA Basel III leverage ratio on a phase-in total capital requirement basis was 3.6% on 31 December 2012 compared with an estimated target requirement of 4.2% on 1 January 2019.

Equity attribution framework

The equity attribution framework reflects our objectives of maintaining a strong capital base and guiding businesses toward activities that appropriately balance profit potential, risk and capital usage.

Within this framework, the Board of Directors (BoD) attributes equity to the business divisions (including the Corporate Center) after considering their risk exposure, Basel III RWA usage, Basel III leverage ratio denominator size, goodwill and intangible assets.

The design of the equity attribution framework enables us to do the following:

– calculate and assess return on attributed equity (RoAE) in each of our business divisions; RoAE is disclosed for all business divisions

– integrate Group-wide capital management activities with those at business division and business unit levels

– measure current period and historical performance in a consistent manner across business divisions and business units

– make better comparisons between our businesses and those of our competitors

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

After reviewing the results of this formulaic approach, the Group Asset and Liability Management Committee may recommend and the BoD may make discretionary adjustments to the final equity attribution to reflect our views of the likely future risk profile and resource usage of the businesses. The BoD currently makes equity attribution decisions on a quarterly basis.

The amount of equity attributed to all businesses corresponds to the amount we believe is required to maintain a strong capital base and support our businesses adequately. If the total equity attributed to the business divisions differs from the Group‘s actual equity during a given period, the difference (positive or negative) is reflected as a separate line item.

The amount of equity attributed to each business division is an important input into the calculation of economic profit for that business division. Broadly speaking, economic profit equals profit minus the product of attributed equity and the cost of equity.

Risk, treasury and capital management

Capital management

Our equity allocation methodology is intended to measure the RoAE of each business in a way which is comparable to the business segments of international competitors and reflects the returns generated by businesses on resources under their direct control.

In the second quarter of 2012, we refined our methodology for risk-based capital, which is one of the drivers in our equity attribution framework, by expanding the risk capture and refining the parameters used for risk-based capital. Potential losses are now calculated across a broader set of risks at a very high confidence level of 99.97% .

As outlined in the table “Average attributed equity”, the amount of average equity attributed to the business divisions decreased by CHF 11 billion during 2012, including a decrease of CHF 9 billion in the Investment Bank. The decline in the Investment Bank was mainly due to decreases in Basel III RWA, the Basel III leverage ratio denominator, and risk-based capital following the accelerated implementation of our strategy announced in October 2012, as well as the goodwill impairment recorded at the end of the third quarter of 2012.

From 1 January 2013, attributed equity required to underpin remaining goodwill and intangible assets that arose from the Paine-Webber acquisition has been transferred to the Corporate Center.

Starting with reporting for the first quarter of 2013, the Corporate Center also includes attributed equity related to non-core businesses transferred from the Investment Bank following the accelerated implementation of our strategy announced in October 2012.

On a pro-forma basis (as if these non-core businesses had been fully transferred from the Investment Bank to the Corporate Center), the average equity attributed to these non-core businesses would have amounted to CHF 10.5 billion during the fourth quarter of 2012. On the same pro-forma basis, the Investment Bank’s attributed equity would have amounted to CHF 8.0 billion.

UBS shares

The majority of our tier 1 capital comprises share premium and retained earnings attributed to UBS shareholders. As of 31 December 2012, total IFRS equity attributable to our shareholders amounted to CHF 45,895 million, and was represented by a total of 3,835,250,233 shares issued, of which 2.3% were held by UBS.

In 2012, shares issued were increased by a total of 3,128,334 shares due to exercises of employee options. Each share has a par value of CHF 0.10 and generally entitles the holder to one vote at

Average attributed equity

CHF billion	4Q12	4Q11
Wealth Management	4.3	5.0

Wealth Management Americas	5.9	8.0

Investment Bank[1]	18.5	27.5

Global Asset Management	2.1	2.5

Retail & Corporate	4.4	5.0

Corporate Center	10.3	8.5

of which: Core Functions	2.9	4.0

of which: Legacy Portfolio	5.4	4.5

of which: Central items[2]	2.0

Average equity attributed to the business divisions and Corporate Center	45.5	56.5

Difference	1.5	(8.5)[3]

Average equity attributable to UBS shareholders	47.0	48.0

1  Starting with reporting for the first quarter of 2013, the Corporate Center also includes attributed equity related to non-core businesses transferred from the Investment Bank following the accelerated implementation of our strategy announced in October 2012. On a pro-forma basis, the average equity attributed to these non-core businesses would have amounted to CHF 10.5 billion during the fourth quarter of 2012. Therefore, on the same pro-forma basis, the fourth quarter 2012 attributed equity for the Investment Bank amounts to CHF 8.0 billion of the 18.5 billion of attributed equity shown in the table above. 2   Central items within the Corporate Center carries common equity not allocated to the business divisions, reflecting, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% Basel III common equity tier 1 ratio. 3 During the fourth quarter of 2012, UBS adopted IAS 19R retrospectively in accordance with the transitional provisions set out in the standard and prior periods have been restated. Refer to “Note 1 Significant accounting policies” in the “Financial information” section of this report for more information.

Shareholder-approved issuance of shares

	Maximum number of shares to be issued	Year approved by shareholder general meeting	% of shares issued 31.12.12
Conditional capital

SNB warrants	100,000,000	2009	2.61%

Employee equity participation plans of UBS AG	145,510,992	2006	3.79%

Conversion rights/ warrants granted in connection with bonds	380,000,000	2010	9.91%

Total	625,510,992		16.31%

Risk, treasury and capital management

the shareholders’ meeting as well as a proportionate share of distributed dividends. As per the articles of association of UBS, there are no other classes of shares and no preferential rights for shareholders.

è	Refer to the “Shareholders’ participation rights” section of this report for more information

Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase or the creation of conditional or authorized capital. The table below lists all shareholder-approved issuances of shares at year-end 2012.

Holding of UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank for hedging related derivatives and for market making in UBS shares.

The holding of treasury shares on 31 December 2012 increased to 87,879,601, or 2.3% of shares issued, from 84,955,551, or 2.2%, on the same date one year prior.

As of 31 December 2012, employee options and stock appreciation rights to receive 17.8 million shares were exercisable. Shares held in treasury or newly issued shares are delivered to the

UBS shares

	31.12.12	31.12.11

Shares outstanding

Shares issued	3,835,250,233	3,832,121,899

of which: issuance of shares related to employee option plans for the year ended	3,128,334	1,281,386

Treasury shares	87,879,601	84,955,551

Shares outstanding	3,747,370,632	3,747,166,348

Shareholders’ equity (CHF million)

Equity attributable to UBS shareholders	45,895	48,530

Less: goodwill and intangible assets	6,461	9,695

Tangible shareholders’ equity	39,434	38,835

Book value per share (CHF)

Total book value per share	12.25	12.95

Tangible book value per share	10.52	10.36

Treasury share activities

	Treasury shares purchased for employee share and option participation plans and acquisitions[1]		Total number of shares
Month of purchase	Number of shares	Average price in CHF	Number of shares (Cumulative)	Average price in CHF
January 2012	0	0.00	0	0.00
February 2012	0	0.00	0	0.00
March 2012	20,371,525	12.56	20,371,525	12.56
April 2012	5,628,475	12.64	26,000,000	12.58
May 2012	46,450,000	11.18	72,450,000	11.68
June 2012	0	0.00	72,450,000	11.68
July 2012	1,250,000	10.76	73,700,000	11.66
August 2012	0	0.00	73,700,000	11.66
September 2012	0	0.00	73,700,000	11.66
October 2012	0	0.00	73,700,000	11.66
November 2012	0	0.00	73,700,000	11.66
December 2012	0	0.00	73,700,000	11.66

1  This table excludes market-making and related hedging purchases by the Investment Bank and reallocated UBS shares from the employee share-based compensation awards. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 635,500 UBS shares during the year and held 2,234,500 UBS shares as of 31 December 2012.

Risk, treasury and capital management

Capital management

Trading volumes

	For the year ended
1000 shares	31.12.12	31.12.11	31.12.10

SIX Swiss Exchange total	3,046,539	3,974,639	4,166,417
SIX Swiss Exchange daily average	12,186	15,648	16,403
NYSE total	156,152	239,713	296,517
NYSE daily average	625	951	1,177

Source: Reuters

employee at exercise. On 31 December 2012, 74.1 million treasury shares were available for this purpose, and an additional 145.5 million unissued shares in conditional share capital were assigned to cover future employee option exercises. At the end of 2012, the shares available covered all exercisable employee obligations.

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

è	Refer to Note 8 “Earnings per share (EPS) and shares outstanding” for more information

Distributions to shareholders

The decision whether to pay a dividend, and the level of the dividend, are dependent on our progress to reach our targeted capital ratios and cash flow generation. The decision on dividend payments is proposed by the BoD to the shareholders and is subject to their approval at the Annual General Meeting in May 2013. We intend to propose a distribution of CHF 0.15 per share against reserves from capital contribution to the shareholders in 2012. This is a 50% increase from last year.

Share liquidity

During 2012, the average daily volume traded in UBS shares on the SIX Swiss Exchange (SIX) was 12.2 million shares. On the New York Stock Exchange (NYSE), it was 0.6 million shares. As the SIX trades a higher volume of UBS shares, it is expected to remain the main factor determining the movement in our share price.

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

Risk, treasury and capital management

Stock exchange prices1

	SIX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2012	15.62	9.69	14.27	16.99	9.78	15.74

Fourth quarter 2012	15.62	11.39	14.27	16.99	12.32	15.74

December	15.62	14.27	14.27	16.99	15.46	15.74

November	14.94	13.89	14.50	15.89	14.63	15.71

October	14.04	11.39	13.96	15.05	12.32	15.02

Third quarter 2012	12.60	9.69	11.45	13.57	9.78	12.18

September	12.60	10.55	11.45	13.57	11.01	12.18

August	11.19	10.08	10.68	11.52	10.15	11.15

July	11.35	9.69	10.29	11.88	9.78	10.60

Second quarter 2012	12.79	10.55	11.05	14.15	10.96	11.71

June	11.56	10.59	11.05	12.18	10.96	11.71

May	12.09	10.55	10.95	12.97	11.19	11.38

April	12.79	11.10	11.33	14.15	12.11	12.37

First quarter 2012	13.60	10.64	12.65	14.77	11.17	14.02

March	13.35	12.05	12.65	14.65	13.05	14.02

February	13.60	12.52	12.65	14.77	13.83	14.03

January	13.00	10.64	12.53	14.19	11.17	13.59

2011	19.13	9.34	11.18	20.08	10.42	11.83

Fourth quarter 2011	12.23	9.80	11.18	14.21	10.47	11.83

Third quarter 2011	15.75	9.34	10.54	18.63	10.42	11.43

Second quarter 2011	17.60	14.37	15.33	20.03	17.20	18.26

First quarter 2011	19.13	15.43	16.48	20.08	16.11	18.05

2010	18.60	13.31	15.35	18.48	12.26	16.47

Fourth quarter 2010	17.83	14.92	15.35	18.48	14.99	16.47

Third quarter 2010	18.53	13.94	16.68	18.47	13.04	17.03

Second quarter 2010	18.60	14.15	14.46	17.75	12.26	13.22

First quarter 2010	17.50	13.31	17.14	16.84	12.40	16.28

2009	19.65	8.20	16.05	19.31	7.06	15.51

Fourth quarter 2009	19.34	14.76	16.05	19.18	15.03	15.51

Third quarter 2009	19.65	12.50	18.97	19.31	11.25	18.31

Second quarter 2009	17.51	10.56	13.29	15.82	9.40	12.21

First quarter 2009	17.00	8.20	10.70	15.31	7.06	9.43

2008	45.98	10.67	14.84	46.40	8.33	14.30

Fourth quarter 2008	24.00	10.67	14.84	21.30	8.33	14.30

Third quarter 2008	25.76	15.18	18.46	23.07	12.22	17.54

Second quarter 2008	35.11	20.96	21.44	36.02	20.41	20.66

First quarter 2008	45.98	21.52	25.67	46.40	22.33	28.80

1  Historical share price adjusted for the rights issue and stock dividend 2008.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Basel 2.5 Pillar 3

186	Introduction

186	Table 1: Overview of disclosures
186	Risk exposure measures and derivation of risk-weighted assets
187	Scope of regulatory consolidation

188	Risk-weighted assets

188	Table 2: Detailed segmentation of BIS Basel 2.5 risk-weighted assets

189	Credit risk

189	Table 3: Credit risk exposures and RWA
190	Table 4: Regulatory gross credit exposure by geographical region
190	Table 5: Regulatory gross credit exposure by counterparty type
191	Table 6: Regulatory gross credit exposure by residual contractual maturity
192	Table 7: Derivation of regulatory net credit exposure
193	Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

194	Advanced internal ratings-based approach
194	Table 9: Regulatory net credit exposure by internal UBS ratings
194	Table 10: Regulatory net exposure-weighted average loss given default by internal UBS ratings
195	Table 11: Regulatory net exposure-weighted average risk weight by internal UBS ratings

195	Standardized approach
196	Table 12: Regulatory gross and net credit exposure by risk weight under the standardized approach
196	Table 13: Eligible financial collateral recognized under the standardized approach

197	Impairment, default and credit loss
197	Table 14: Impaired assets by region
197	Table 15: Impaired assets by exposure segment
198	Table 16: Changes in allowances, provisions and specific credit valuation adjustments
198	Table 17: Total expected loss and actual credit loss

199	Other credit risk information
199	Table 18: Credit exposure of derivative instruments
200	Table 19: Credit derivatives
200	Table 20: Credit derivatives by counterparty

201	Investment positions

201	Table 21: Equity instruments for banking book positions

202	Market risk

202	Table 22: Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center
203	Table 23: Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type
203	Table 24: Group: regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data) backtesting

204	Stressed value-at-risk
204	Table 25: Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center
204	Table 26: Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type

205	Incremental risk charge
205	Table 27: Group: incremental risk charge by business division and Corporate Center
205	Comprehensive risk charge
205	Table 28: Group: comprehensive risk charge

206	Securitization

206	Objectives, roles and involvement

184

Risk, treasury and capital management

208	Securitization in the banking and trading book
208	Table 29: Securitization activity of the year in the banking book
209	Table 30: Securitization activity of the year in the trading book
210	Table 31: Outstanding securitized exposures
211	Table 32: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
211	Table 33: Exposures intended to be securitized in the banking and trading book
212	Table 34: Securitization positions retained or purchased in the banking book
213	Table 35: Securitization positions retained or purchased in the trading book
214	Table 36: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book
214	Table 37: Positions deducted from BIS tier 1 and BIS tier 2 capital
215	Securitization exposures subject to early amortizations in the banking book and trading book
215	Table 38: Re-securitization positions retained or purchased in the banking book
216	Table 39: Re-securitization positions retained or purchased in the trading book
217	Table 40: Aggregated amount of securitized exposures subject to the market risk approach
218	Table 41: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
218	Table 42: Securitization positions and capital requirement for trading book positions subject to the securitization framework
219	Table 43: Capital requirement / Deductions for securitization positions related to correlation products

185

Risk, treasury and capital management

Basel 2.5 Pillar 3

Introduction

The capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.

The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.

In certain cases, our Pillar 3 disclosures may differ from the way we manage our risks and to how these risks are disclosed in our quarterly reports and other sections of this annual report.

Risk exposure measures and derivation of risk-weighted assets

Measures of risk exposure may differ depending on whether the exposures are calculated for financial accounting under International Financial Reporting Standards (IFRS), for determining our regulatory capital or for internal management of the firm. Our Basel 2.5 Pillar 3 disclosures are generally based on the measures of risk exposure used to calculate the regulatory capital required to underpin those risks.

The table on the next page provides a more detailed summary of the approaches we use for the main risk categories for determining regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. For example, “sovereigns” under the BIS naming convention equate to what are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” equate to “institutions” and “residential mortgages” to “claims secured on residential real estate”.

Although we use BIS guidelines to determine risk-weighted assets (RWA) in this report, our calculation of the regulatory capital requirement is based on FINMA regulations, which are more conservative and result in higher RWA.

Table 1: Overview of disclosures

The following table provides an overview of our Basel 2.5 Pillar 3 disclosures in our Annual Report 2012.

Basel 2.5 Pillar 3 requirement	Disclosure in the Annual Report 2012
Scope of consolidation	“Note 1”, “Note 34” in the “Financial information” section and Basel 2.5 Pillar 3 section
Capital structure	“Capital management” section
Capital adequacy	“Capital management” and “Basel 2.5 Pillar 3” sections
Risk management objectives, policies and methodologies (qualitative disclosures)	“Risk management and control” section
Credit risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections
Investment positions	“Basel 2.5 Pillar 3” section
Market risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections
Operational risk	“Risk management and control” section
Interest rate risk in the banking book	“Risk management and control” section
Securitization	“Basel 2.5 Pillar 3” section
Remuneration	“Compensation” section and “Note 31” in the “Financial information” section

Risk, treasury and capital management

Scope of regulatory consolidation

Generally, the scope for consolidation when calculating regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiaries in the UBS Group (Group) consolidated for IFRS purposes and significant changes to the scope are listed in “Note 34 Significant subsidiaries and associates” in the “Financial information” section of this report.

è	Refer to “Note 1” in the “Financial information” section of this report for more information

The main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entity types, and apply regardless of our level of control. As of 31 December 2012:

–	175 real estate and commercial companies and investment schemes are not consolidated for regulatory capital purposes, but are risk-weighted.
–	10 insurance companies are not consolidated for regulatory capital purposes, but are deducted from capital.
–	2 joint ventures controlled by two ventures are fully consolidated for regulatory capital purposes, and are accounted for under the equity method for IFRS.
–	Securitization vehicles are not consolidated for regulatory capital purposes but are treated under the securitization framework.

Subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2012. 109 entities are neither consolidated under IFRS nor consolidated under the regulatory scope of consolidation. These entities are deducted from eligible capital. This category mainly covers infrastructure holdings and joint operations (e.g. settlement and clearing institutions, stock and financial futures exchanges).

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

Non-counterparty related risk	Non-counterparty-related assets such as our premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and nondelivery-versus-payment transactions under the Basel framework.
Equity exposures outside trading book	Simple risk-weight method under the advanced internal ratings-based approach.
Market risk

Regulatory capital requirement is derived from our value-at-risk (VaR), which is approved by FINMA. It includes regulatory VaR, stressed VaR, an incremental risk charge and the comprehensive risk measure.

Operational risk	We have developed a model to quantify operational risk, which meets the regulatory capital standard under the advanced measurement approach and is approved by FINMA.
Securitization exposures

Securitization exposures in the banking book are assessed using the advanced internal ratings-based approach, applying risk weights based on external ratings. Securitization exposures in the trading book are assessed for their general market risk as well as for their specific risk. The capital charged for general market risk is determined by the VaR method, whereas the capital charge for specific risk is determined using the “comprehensive risk measure” method or the internal ratings-based approach applying risk weights based on external ratings.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Risk-weighted assets

The “Detailed segmentation of BIS Basel 2.5 risk-weighted assets” table provides a granular breakdown of our risk-weighted assets. The table also shows the net exposure at default (EaD) per category for the current disclosure period, which forms the basis for the calculation of the risk-weighted assets.

è	Refer to the “Capital management” section of this report for more information
è	Refer to the table “Derivation of regulatory net credit exposure” for BIS exposure segment definitions

Table 2: Detailed segmentation of BIS Basel 2.5 risk-weighted assets

	31.12.12				31.12.11
	Net EAD	RWA			RWA
CHF million		Advanced IRB approach	Standardized approach	Total	Total
Credit risk	566,505	73,847	21,733	95,580	116,129

Sovereigns	142,150	3,205	222	3,427	9,290

Banks	54,580	8,654	2,083	10,737	14,006

Corporates	154,433	43,250	16,312	59,562	75,385

Retail	215,342	18,737	3,116	21,854	17,447

Residential mortgages	128,676	13,888	1,362	15,250	11,164

Lombard lending	82,271	4,111		4,111	3,345

Other retail	4,396	739	1,754	2,493	2,937

Securitization / Re-securitization exposures[1]	21,448	7,136		7,136	7,287

Banking book exposures	14,995	5,497		5,497	4,147

Trading book exposures	6,453	1,639		1,639	3,139

Non-counterparty related risk	26,610		6,248	6,248	6,050

Settlement risk (failed trades)	141	28	91	118	79

Equity exposures outside trading book[2]	798	2,972		2,972	3,310

Market risk		27,173		27,173	49,241

Value-at-risk (VaR)		5,686		5,686	7,935

Stressed value-at-risk (sVaR)		7,367		7,367	13,117

Incremental risk charge (IRC)		5,192		5,192	19,564

Comprehensive risk measure (CRM)		8,928		8,928	8,625

Operational risk[3]		53,277		53,277	58,867

Total BIS	615,501	164,434	28,071	192,505	240,962

Additional RWA according to FINMA regulations[4]				15,190	15,475

Total FINMA RWA[5]				207,695	256,437

1  On 31 December 2012, CHF 2.9 billion of the securitization exposures, including CHF 2.1 billion for the option to acquire the SNB StabFund’s equity, were deducted from capital and therefore did not generate RWA (on 31 December 2011, a total of CHF 5.3 billion of securitization exposures were deducted from capital, which included CHF 1.6 billion for the option to acquire the equity of the SNB StabFund).  2  Simple risk weight method.  3  Advanced measurement approach.  4  Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a surcharge of 200% for RWA of non-counterparty related assets and additional requirements for market risk.  5  As of 31 December 2012, the FINMA tier 1 ratio amounts to 19.7% (15.0% for 31 December 2011) and the FINMA total capital ratio to 23.4% (16.2% for 31 December 2011).

Risk, treasury and capital management

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk regulatory capital. The parameters applied under the advanced internal ratings-based approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from that disclosed in the “Risk management and control” section of this report. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS.

è	Refer to “Note 29c Maximum exposure to credit risk and credit quality information” in the “Financial information” section of this report for more information

For the majority of our derivative exposures we determine our required regulatory capital by applying the effective expected positive exposure as defined in Annex 4 of the Basel framework. For a small portion of the derivatives portfolio we instead apply the current exposure method based on the replacement value of derivatives in combination with a regulatory prescribed add-on.

The regulatory net credit exposure detailed in the tables in this section is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets by segmentation which is consistent with the regulatory capital calculation.

Table 3: Credit risk exposures and RWA

This table shows the derivation of RWA from the regulatory gross credit exposure, broken down by major types of credit exposure according to classes of financial instruments.

	Exposure				Average regulatory risk-weighting	RWA[1]
CHF million	Average regulatory gross credit exposure	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit exposure
Cash and balances with central banks	81,614	64,102		64,102	0%	226

Due from banks	26,874	19,668	(6,833)	12,835	21%	2,758

Loans	267,708	273,988	(4,257)	269,731	15%	40,644

Financial assets designated at fair value	5,737	3,786	(1,852)	1,934	38%	742

Off-balance sheet	40,625	36,866	(371)	36,496	26%	9,493

Banking products	422,558	398,411	(13,312)	385,098	14%	53,862

Derivatives	59,733	53,576		53,576	42%	22,383

Cash collateral receivables on derivative instruments	5,794	2,922		2,922	29%	836

Securities financing	50,306	40,937		40,937	7%	3,049

Traded products	115,833	97,436		97,436	27%	26,268

Trading portfolio assets	7,027	6,341	(52)	6,290	63%	3,955

Financial investments available-for-sale[2]	62,320	65,324		65,324	1%	870

Accrued income and prepaid expenses	6,299	6,183	(58)	6,125	77%	4,741

Other assets	13,105	11,268	(5,036)	6,232	94%	5,885

Other products	88,751	89,116	(5,145)	83,971	18%	15,450

Total 31.12.12	627,142	584,963	(18,458)	566,505	17%	95,580

Total 31.12.11	601,644	585,364	(28,786)	556,577	21%	116,129

1  The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach, respectively.  2  Excludes equity positions.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 4: Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Switzerland	Rest of Europe	North America	Latin America	Asia Pacific	Middle East and Africa	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	24,142	4,891	30,166		4,903		64,102	64,102

Due from banks	529	10,484	4,071	78	4,305	200	19,668	12,835

Loans	163,590	23,106	62,004	5,263	15,969	4,056	273,988	269,731

Financial assets designated at fair value	94	1,216	2,099	52	36	288	3,786	1,934

Off-balance sheet	7,313	7,594	19,823	469	1,302	366	36,866	36,496

Banking products	195,669	47,291	118,163	5,861	26,515	4,910	398,411	385,098

Derivatives	5,406	23,861	17,282	519	5,802	706	53,576	53,576

Cash collateral receivables on derivative instruments	70	1,752	649	26	215	209	2,922	2,922

Securities financing	2,523	21,013	13,730	272	2,767	633	40,937	40,937

Traded products	7,999	46,626	31,661	817	8,784	1,549	97,436	97,436

Trading portfolio assets		2,592	2,452	72	1,184	40	6,341	6,290

Financial investments available-for-sale[1]	1,436	24,328	34,952	21	4,556	31	65,324	65,324

Accrued income and prepaid expenses	374	1,269	4,323	17	187	12	6,183	6,125

Other assets	4,634	3,136	3,006	9	462	22	11,268	6,232

Other products	6,444	31,325	44,733	119	6,390	105	89,116	83,971

Total 31.12.12	210,112	125,242	194,557	6,798	41,690	6,564	584,963	566,505

Total 31.12.11	210,181	120,612	189,198	7,582	51,312	6,479	585,364	556,577

1  Excludes equity positions.

Table 5: Regulatory gross credit exposure by counterparty type

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

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks		3	63,812	288	64,102	64,102

Due from banks			633	19,035	19,668	12,835

Loans	173,982	95,485	4,521		273,988	269,731

Financial assets designated at fair value		2,872	67	847	3,786	1,934

Off-balance sheet	2,362	32,836	201	1,468	36,866	36,496

Banking products	176,344	131,195	69,235	21,637	398,411	385,098

Derivatives	1,041	25,240	9,831	17,464	53,576	53,576

Cash collateral receivables on derivative financial instruments	2	1,126	280	1,514	2,922	2,922

Securities financing	270	30,383	4,627	5,657	40,937	40,937

Traded products	1,313	56,749	14,738	24,636	97,436	97,436

Trading portfolio assets		4,810	1,194	337	6,341	6,290

Financial investments available-for-sale[2]		9,420	49,555	6,348	65,324	65,324

Accrued income and prepaid expenses	4,046	1,330	160	646	6,183	6,125

Other assets	1,164	9,532	346	226	11,268	6,232

Other products	5,210	25,093	51,255	7,558	89,116	83,971

Total 31.12.12	182,867	213,037	135,228	53,830	584,963	566,505

Total 31.12.11	175,361	240,229	105,319	64,454	585,364	556,577

1  Also includes non-bank financial institutions.    2  Excludes equity positions.

190

Risk, treasury and capital management

Table 6: Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by residual contractual maturity.

CHF million	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Other[1]	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks				64,102	64,102	64,102

Due from banks	6,063	144	25	13,435	19,668	12,835

Loans	95,381	71,671	35,199	71,737	273,988	269,731

Financial assets designated at fair value	727	2,492	552	15	3,786	1,934

Off-balance sheet	7,730	26,451	2,566	119	36,866	36,496

Banking products	109,901	100,758	38,343	149,409	398,411	385,098

Derivatives	19,711	11,985	21,875	6	53,576	53,576

Cash collateral receivables on derivative financial instruments	1			2,921	2,922	2,922

Securities financing	8,327	610	23	31,978	40,937	40,937

Traded products	28,039	12,595	21,898	34,905	97,436	97,436

Trading portfolio assets	1,534	2,761	1,988	58	6,341	6,290

Financial investments available-for-sale[2]	36,651	20,511	8,162		65,324	65,324

Accrued income and prepaid expenses				6,183	6,183	6,125

Other assets				11,268	11,268	6,232

Other products	38,185	23,272	10,150	17,509	89,116	83,971

Total 31.12.12	176,125	136,625	70,391	201,822	584,963	566,505

Total 31.12.11	205,337	139,807	81,024	159,196	585,364	556,577

1  Includes positions without an agreed residual contractual maturity, for example loans without a fixed term and cash collateral receivables on derivative financial instruments, on which notice of termination has not been given. 2  Excludes equity positions.

191

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 7: Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced internal ratings-based approach and the standardized approach. The table also provides a breakdown according to BIS-defined exposure segments as follows:

–

Corporates, consisting of all exposures that do not fit into any of the other exposure segments listed below. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.

–

Sovereigns (central governments and central banks as defined under Swiss and EU regulations), consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–	Banks (as defined under Swiss and EU regulations), consisting of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, which are comparable to those applied to banks according to the framework. The BIS regulation also includes exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity in this segment.

–

Residential mortgages (claims secured on residential real estate as defined under Swiss and EU regulations), consisting of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.

–	Lombard lending, consisting of loans made against the pledge of eligible marketable securities or cash.
–	Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing.

CHF million	Advanced IRB approach	Standardized approach	Total 31.12.12	Total 31.12.11
Total regulatory gross credit exposure	441,859	143,104	584,963	585,364

Less: regulatory credit risk offsets and adjustments[1]	(13,345)	(5,112)	(18,458)	(28,786)

Total regulatory net credit exposure	428,513	137,992	566,505

Total 31.12.11	468,796	87,781		556,577

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	132,829	21,604	154,433	183,816

Sovereigns[1]	37,796	104,354	142,150	107,479

Banks	48,506	6,073	54,580	63,651

Retail

Residential mortgages	125,051	3,625	128,676	123,650

Lombard lending	82,271		82,271	73,681

Other retail	2,060	2,336	4,396	4,300

Total regulatory net credit exposure	428,513	137,992	566,505

Total 31.12.11	468,796	87,781		556,577

1  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions, and central banks.

192

Risk, treasury and capital management

Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of exposures covered by guarantees as well as those covered by credit derivatives, according to Basel-defined exposure segments.

The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the Basel framework.

CHF million	Exposure covered by guarantees[1]	Exposure covered by credit derivatives
Exposure segment

Corporates	5,923	16,147

Sovereigns	59	87

Banks	363	97

Retail

Residential mortgages	7

Lombard lending	408

Other retail	52

Total 31.12.12	6,813	16,331

Total 31.12.11	7,003	17,297

1  Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

193

Risk, treasury and capital management

Basel 2.5 Pillar 3

Advanced internal ratings-based approach

Table 9: Advanced internal ratings-based approach: Regulatory net credit exposure by internal UBS ratings

This table provides a breakdown of the regulatory net credit exposure of our credit portfolio (including loan commitments) using the advanced internal ratings-based approach according to our internal rating classes.

	Internal UBS rating
CHF million, except where indicated	Investment grade			Sub-investment grade		Defaulted[1]	Total regulatory net credit exposure	of which: loan commitments	Total regulatory net credit exposure	of which: loan commitments
Internal UBS rating	0/1	2/3	4/5	6–8	9–13		31.12.12		31.12.11
Regulatory net credit exposure-weighted average probability of default	0.005%	0.055%	0.301%	0.965%	5.385%		0.470%		0.471%

Regulatory net credit exposure

Corporates	7,780	54,790	27,488	31,238	10,412	1,120	132,829	13,069	159,853	16,005

Sovereigns	32,360	3,043	2,303	54	9	27	37,796	122	58,727	237

Banks	1,111	36,839	8,095	1,923	461	76	48,506	12,057	55,953	12,509

Retail

Residential mortgages		2,001	95,736	23,663	3,212	440	125,051	273	119,565	255

Lombard lending		70,868	6,718	3,382	1,289	14	82,271	300	73,681	262

Other retail		130	80	491	1,349	9	2,060	2	1,018	1

Total 31.12.12	41,251	167,672	140,420	60,752	16,732	1,686	428,513

of which: loan commitments	104	17,370	3,304	2,356	2,674	15		25,824

Total 31.12.11	41,555	196,225	146,031	64,353	18,151	2,482			468,796

of which: loan commitments	201	17,982	5,517	2,244	3,268	56				29,269

1  Values of defaulted derivative contracts (CHF 716 million) are based on replacement values including “add-ons” used in the calculation of regulatory capital.

Table 10: Advanced internal ratings-based approach: Regulatory net exposure-weighted average loss given default by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average loss given default (LGD) for our credit portfolio exposures calculated using the advanced internal ratings-based approach, according to our internal rating classes.

	Internal UBS rating
in %	Investment grade			Sub-investment grade		Regulatory net credit exposure-weighted average LGD
Internal UBS rating	0/1	2/3	4/5	6–8	9–13	31.12.12	31.12.11

Regulatory net credit exposure-weighted average LGD

Corporates	23	24	31	25	24	26	28

Sovereigns	26	41	67	26	27	30	34

Banks	32	29	29	25	32	29	31

Retail

Residential mortgages		22	13	17	15	14	10

Lombard lending		20	20	20	20	20	20

Other retail		20	7	38	40	37	38

Average 31.12.12	26	24	19	21	23	22

Average 31.12.11	21	26	19	22	25		23

Risk, treasury and capital management

Table 11: Advanced internal ratings-based approach: Regulatory net exposure-weighted average risk weight by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average risk weight for our credit portfolio exposures calculated using the advanced internal ratings-based approach according to our internal rating classes.

	Internal UBS rating
in %	Investment grade			Sub-investment grade		Regulatory net credit exposure-weighted average risk weight
Internal UBS rating	0/1	2/3	4/5	6–8	9–13	31.12.12	31.12.11

Regulatory net credit exposure-weighted average risk weight

Corporates	6	10	46	43	72	31	35

Sovereigns	1	20	94	49	103	8	14

Banks	11	12	26	42	159	17	20

Retail

Residential mortgages		3	7	17	48	10	7

Lombard lending		3	10	18	30	5	4

Other retail		3	4	48	33	34	42

Average 31.12.12	2	8	17	32	64	16

Average 31.12.11	2	9	20	37	77		19

Standardized approach

The standardized approach is generally applied where it is not possible to use the advanced internal ratings-based approach and/or where an exemption from the advanced internal ratings-based approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use FINMA-recognized ECAI risk assessments to determine the risk weightings for certain counterparties in the following classes of exposure:

–	central governments and central banks
–	regional governments and local authorities
–	multilateral development banks
–	institutions
–	corporates

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 12: Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for our credit portfolio exposures treated under the standardized approach, according to Basel-defined exposure segments.

CHF million	Total exposure					Total exposure
Risk weight	0%	>0–35%	36–75%	76–100%	150%	31.12.12	31.12.11

Regulatory gross credit exposure

Corporates	24	6,260	776	18,431	240	25,730	28,241

Sovereigns[1]	104,080	4	97	172		104,354	48,761

Banks		3,271	2,779	3	25	6,078	7,749

Retail

Residential mortgages		3,023	613	970		4,606	5,240

Lombard lending

Other retail			2,337			2,337	3,285

Total 31.12.12	104,104	12,558	6,601	19,576	265	143,104

Total 31.12.11	48,315	15,838	9,015	19,877	229		93,275

Regulatory net credit exposure[2]

Corporates	24	6,260	776	14,320	224	21,604	23,963

Sovereigns[1]	104,080	4	97	172		104,354	48,752

Banks		3,266	2,779	3	25	6,073	7,698

Retail

Residential mortgages		3,009	613	3		3,625	4,085

Lombard lending

Other retail			2,336			2,336	3,283

Total 31.12.12	104,104	12,540	6,601	14,498	249	137,992

Total 31.12.11	48,315	15,838	8,935	14,479	215		87,781

1  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions and central banks. 2  For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Table 13: Eligible financial collateral recognized under the standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach, according to Basel-defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	31.12.12	31.12.11	31.12.12	31.12.11
Exposure segment

Corporates	21,604	23,963	6,223	5,211

Sovereigns[2]	104,354	48,752	26	40

Banks	6,073	7,698	1,412	1,188

Retail

Residential mortgages	3,625	4,085	981	1,155

Lombard lending

Other retail	2,336	3,283		3

Total	137,992	87,781	8,643	7,596

1  Reflects the impact of the application of regulatory haircuts. For traded products, it is the difference between the IFRS reported values and the regulatory net credit exposure.  2  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions and central banks.

Risk, treasury and capital management

Impairment, default and credit loss

As illustrated in the tables below, our impaired assets were 45% lower on 31 December 2012 compared with 31 December 2011, mainly due to a reduction in defaulted derivatives contracts with monolines as a result of trade commutations.

Table 14: Impaired assets by region

This table shows a breakdown of credit exposures arising from impaired assets, as well as allowances and provisions by region. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative transactions.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Impaired assets net of specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances[2]	Total allowances, provisions and specific credit valuation adjustments[2]	Total allowances, provisions and specific credit valuation adjustments 31.12.11
Asia Pacific	41,690	58	(58)			(58)	(45)

Latin America	6,798	49	(43)	6		(43)	(27)

Middle East and Africa	6,564	65	(35)	30		(35)	(34)

North America	194,557	721	(346)	374	(2)	(348)	(1,465)

Switzerland	210,112	837	(426)	411	(113)	(539)	(604)

Rest of Europe	125,242	737	(209)	528		(209)	(220)

Total 31.12.12	584,963	2,467	(1,117)	1,349	(114)	(1,232)

Total 31.12.11	585,364	4,465	(2,263)	2,201	(131)		(2,395)

1  Values of defaulted derivative contracts (CHF 716 million; 31 December 2011: CHF 2,143 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2  Collective credit valuation adjustments of CHF 736 million (31 December 2011: CHF 1,073 million) are partially included in the upper tier 2 capital and therefore not included in this table.

Table 15: Impaired assets by exposure segment

This table provides a breakdown of credit exposures arising from impaired assets as well as allowances and provisions in accordance with Basel-defined exposure segments.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances[2]	Total allowances, provisions and specific credit valuation adjustments[2]	Writeoffs for the year ended 31.12.12	Total allowances, provisions and specific credit valuation adjustments 31.12.11
Corporates	162,925	2,077	(937)		(937)	(134)	(2,081)

Sovereigns	142,271	14	(10)		(10)	(1)	(10)

Banks	63,443	64	(26)		(26)		(15)

Retail	0

Residential mortgages	129,657	186	(51)		(51)		(66)

Lombard lending	82,271	66	(49)		(49)	0	(37)

Other retail	4,396	60	(43)		(45)	(26)	(54)

Not allocated segment[3]				(114)	(113)		(131)

Total 31.12.12	584,963	2,467	(1,117)	(114)	(1,232)	(162)

Total 31.12.11	585,364	4,465	(2,263)	(131)		(299)[4]	(2,395)

1 Values of defaulted derivative contracts (CHF 716 million; 31 December 2011: CHF 2,143 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2  Collective credit valuation adjustments of CHF 736 million (31 December 2011: CHF 1,073 million) are partially included in the upper tier 2 capital and therefore not included in this table.  3  Collective loan loss allowances are not allocated to individual counterparties and thus also not to exposure segments.  4  Does not include CHF 152 million securitization-related writeoffs (31 December 2011: CHF 202 million).

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 16: Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation adjustments for defaulted derivatives.

CHF million	Specific allowances and provisions for banking products and securities financing	Specific credit valuation adjustments for derivatives	Total specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances[1]	For the year ended 31.12.12	For the year ended 31.12.11
Opening balance as of 1.1.12	807	1,457	2,263	131	2,395	Opening balance as of 1.1.11	2,418

Write-offs/usage of provisions	(312)		(312)	(2)	(313)		(501)

Recoveries (on written-off positions)	63		63		63		51

Increase / (decrease) in allowances, provisions and specific credit valuation adjustments[2]	133	(1,018)	(885)	(15)	(899)		387

Foreign currency translations and other adjustments	(11)		(11)	-0	(12)		73

Transfers							(32)

Closing balance as of 31.12.12	680 [3]	439	1,119	114	1,233	Closing balance as of 31.12.11	2,395

1  Collective credit valuation adjustments of CHF 736 million (31 December 2011: CHF 2,143 million) are partially included in the upper tier 2 capital and therefore not included in this table.    2   Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).  3  Includes CHF 2 million allowances for securities financing.

Table 17: Total expected loss and actual credit loss

This table provides a breakdown of the one-year expected loss estimate on our credit portfolios (including lending, derivative and securities financing portfolios) calculated as of 31 December 2011, and the actual IFRS credit loss amount (including credit valuation adjustments on derivatives) charged against our income statement in 2012, according to Basel-defined exposure segments of the advanced internal ratings-based approach. Comparison between our expected and actual losses has certain limitations as the two measures are not directly comparable. In particular our expected loss estimate is an annualized average expected loss measure which takes into account our historical loss experience, whereas actual loss represents our credit loss expense charged to the income statement in the financial year. The difference in our expected and actual loss amounts resulted from credit recoveries and from lower-than-expected actual losses in 2012.

	Expected loss	Actual credit (loss) / recovery and credit valuation adjustments
CHF million	31.12.11	For the year ended 31.12.12			For the year ended 31.12.11
	Total expected loss	Actual credit (loss) / recovery	Specific credit valuation adjustments for defaulted derivatives	Total actual credit (loss) / recovery and specific credit valuation adjustments	Total actual credit (loss) / recovery and specific credit valuation adjustments
Corporates[1]	(322)	(133)	1,018	884	(321)

Sovereigns	(19)	0		0

Banks	(35)	(1)		(1)	(1)

Retail

Residential mortgages	(59)	15		15	3

Lombard lending	(24)	(12)		(12)	12

Other retail	(5)	(11)		(11)	(5)

Not allocated segment[2]		24		24	(75)

Total	(463)	(118)	1,018	899	(387)

1  Includes actual credit loss from Legacy Portfolio, which amounted to CHF 112 million.   2  Includes changes in collective loan loss allowances and provisions.

Risk, treasury and capital management

Other credit risk information

Our credit derivatives trading is predominantly on a collateralized basis. This means that our credit exposures arising from our derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings (for example a large bank or broker-dealer) is typically under an International Swaps and Derivatives Association (ISDA) master netting agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter (OTC) derivatives, are netted and included in the calculation of the collateral that is required to be posted. Trading with lower-rated counterparties such as hedge funds would generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA master netting agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

Settlement risk, including payment risk of CDS, has been mitigated to some extent by the development of a market-wide credit event auction process. This has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. We had no experience of any significant losses from failed settlements of CDS contracts in 2012.

The vast majority of our CDS trading activity is conducted by the Investment Bank. The “Credit derivatives by counterparty category” table on the next page provides further analysis of the Investment Bank’s CDS counterparties based on the notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of the Investment Bank’s CDS counterparties were market professionals. Based on the same notional measure, approximately 98% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis.

Table 18: Credit exposure of derivative instruments

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

CHF million	31.12.12	31.12.11
Gross positive replacement values	418,029	486,584

Netting benefits recognized	(327,320)	(383,338)

Collateral held	(55,890)	(50,955)

Net current credit exposure	34,818	52,291

Regulatory net credit exposure (total counterparty credit risk)	53,576	72,558

of which: treated with internal models (effective expected positive exposure [EPE])	44,135	57,874

of which: treated with supervisory approaches (current exposure method)	9,441	14,684

Breakdown of the collateral held

Cash collateral	49,382	45,572

Securities collateral and debt instruments collateral (excluding equity)	6,236	5,055

Equity instruments collateral	101	109

Other collateral	171	218

Total collateral held	55,890	50,955

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 19: Credit derivatives1,2

This table provides an overview of our credit derivative portfolio by product group using notional amounts. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio risks (banking book for regulatory purposes) and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	31.12.12		31.12.11
Credit default swaps	13,711	119	13,831	1,068,447	1,059,970	2,128,417	2,142,248		2,541,632

Total return swaps				4,212	1,524	5,736	5,736		4,403

Total 31.12.12	13,711	119	13,831	1,072,659	1,061,494	2,134,153	2,147,984	[3]

Total 31.12.11	22,348	3,719	26,067	1,283,606	1,236,362	2,519,968			2,546,035

1  Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken.    2   Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.  3  Does not include notionals for credit derivatives traded via a central clearing counterparty of CHF 236.4 billion on December 2012 and CHF 172.4 billion on December 2011.

Table 20: Credit derivatives by counterparty1

	% of total notional		% of buy notional		% of sell notional
	31.12.12	31.12.11	31.12.12	31.12.11	31.12.12	31.12.11
Developed markets commercial banks	60	60	60	59	61	61

Broker-dealers, investment and merchant banks	24	23	23	23	24	23

Hedge funds	3	1	2	1	4	2

All other	13	16	15	18	11	14

1   Counterparty analysis based on notional CDS exposures of the Investment Bank sourced from credit risk systems.

Risk, treasury and capital management

Investment positions

The regulatory capital view for investment positions differs from the IFRS view primarily due to the following:

(i)

Differences in the basis of valuation, e.g. financial investments available for sale are subject to fair value accounting under IFRS but have to be treated under the “lower-of-cost-or-market” concept for regulatory capital purposes.

(ii)	The use of different frameworks to determine regulatory capital. Tradable assets, for example, are treated under market risk value-at-risk (VaR).
(iii)	Differences in the scope of consolidation. Certain special purpose entities, for example, are consolidated for IFRS but not for regulatory capital.

Table 21: Equity instruments for banking book positions

The table below shows the three different equity instrument categories held in the banking book with their amounts as disclosed for IFRS, followed by the regulatory capital-adjustment amount. This adjustment considers the above mentioned differences to IFRS resulting in the total equity instruments exposure under BIS framework, the corresponding RWA and capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to the equity investments.

	Book value
CHF million	31.12.12	31.12.11
Equity instruments

Financial investments available-for-sale	725	699

Financial assets designated at fair value[1]	25	730

Investments in associates	858	795

Total equity instruments under IFRS	1,608	2,223

Regulatory capital adjustment	1,071	778

Total equity instruments under BIS	2,678	3,001

of which: to be risk-weighted

publicly traded	184	173

privately held[2]	1,198	1,427

of which: deducted from equity	1,297	1,402

RWA according to simple risk weight method	2,972	3,310

Capital requirement according to simple risk weight method	238	265

Total capital charge	1,535	1,667

Net realized gains / (losses) and unrealized gains from equity instruments

Net realized gains / (losses) from disposals	122	(9)

Unrealized revaluation gains	41	49

of which: included in tier 2 capital	18	22

1  Decrease was mainly due to a reclassification of investment fund units from equity to debt investments. For regulatory purposes, these investments are classified as equity and were included in the line “Regulatory capital adjustments”. 2 Includes CHF 584 million exposure booked in trust entities that did not generate risk-weighted assets (CHF 717 million on 31 December 2011).

Risk, treasury and capital management

Basel 2.5 Pillar 3

Market risk

Risk-weighted assets (RWA) attributable to market risk decreased to CHF 27.2 billion as of 31 December 2012 compared with CHF 49.2 billion as of 31 December 2011. The decrease was mainly due to the reduction in incremental risk charge RWA on reduced exposures and a model update for sovereign debt in the first quarter and hedging activity. VaR and stressed VaR declined due to reduced risk positions and reduced credit spread risk. The market risk regulatory capital requirement is 8% of the respective RWA. Market risk regulatory capital and risk-weighted assets are based on our VaR model and subject to regulatory determined multipliers.

The population of the portfolio within management and regulatory VaR is slightly different. Management VaR includes all positions subject to internal management VaR limits. The population within regulatory VaR is a subset of this total population that meets minimum regulatory requirements for inclusion in regulatory VaR.

The following VaR tables include the market risks arising from the incident related to the Facebook initial public offering in the second quarter 2012. This affected the maximum and average VaR of Equities and the Investment Bank as a whole.

è	Refer to the “Risk management and control” sections of this report for more information on market risk

Table 22: Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by business division.

	For the year ended 31.12.12				For the year ended
CHF million, except where indicated	Min.	Max.	Average	31.12.12	31.12.11[1]
Wealth Management	0	0	0	0	0

Wealth Management Americas	14	25	18	17	24

Investment Bank[2]	58	769	131	61	132

Global Asset Management	0	1	0	0	0

Retail & Corporate	0	1	0	0	0

Corporate Center[2]	8	117	37	43	9

Diversification effect	–[3]	–[3]	(54)	(58)	(24)

Total regulatory VaR, Group	56	776	133	63	142

Diversification effect (%)			(29)	(48)	(14)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average valued for the year ended 31 December 2011 are not shown. 2 Prior periods have not been restated for the transfer of legacy positions from the Investment Bank to the Corporate Center. 3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Risk, treasury and capital management

Table 23: Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by risk type.
	For the year ended 31.12.12				For the year ended
CHF million, except where indicated	Min.	Max.	Average	31.12.12	31.12.11[1]
Equities	24	713	52	27	52

Interest rates	40	162	79	40	61

Credit spreads	99	296	186	104	220

Foreign exchange	21	149	51	38	60

Energy, metals and commodities	6	75	17	21	17

Diversification effect	–[2]	–[2]	(252)	(166)	(269)

Total regulatory VaR, Group	56	776	133	63	142

Diversification effect(%)			(65)	(72)	(65)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Table 24: Group: regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)[1]

This table provides a breakdown of the Group and Investment Bank’s minimum, maximum, average and period-end regulatory back-testing VaR.
	For the year ended 31.12.12				For the year ended
CHF million	Min.	Max.	Average	31.12.12	31.12.11[2]
Investment Bank[3]	24	239	47	24	55

Group[3]	23	239	47	25	58

1  10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other. 2 The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown. 3 Backtesting is based on 1-day 99% regulatory VaR.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Stressed value-at-risk

Stressed VaR is a 10-day 99% measure calibrated to a one-year period of significant financial stress relevant to the current portfolio of the Group. Stressed VaR adopts broadly the same methodology as VaR with modifications as required to calibrate the model to a historical stress period.

Table 25: Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center

This table provides a breakdown of the Group’s period-end regulatory stressed VaR by business division.
	For the year ended 31.12.12				For the year ended
CHF million, except where indicated	Min.	Max.	Average	31.12.12	31.12.11[1]
Wealth Management	0	1	0	0	0

Wealth Management Americas	18	31	24	23	31

Investment Bank[2]	100	1,111	184	118	173

Global Asset Management	0	1	1	1	0

Retail & Corporate	0	0	0	0	0

Corporate Center[2]	12	200	58	77	14

Diversification effect	–[3]	–[3]	(78)	(94)	(39)

Total stressed VaR, Group	105	1,127	189	125	181

Diversification effect(%)			(29)	(43)	(18)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown. 2  Prior periods have not been restated for the transfer of legacy positions from the Investment Bank to the Corporate Center.

3    As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Table 26: Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type

This table provides a breakdown of the Group’s period-end regulatory stressed VaR by risk type.
	For the year ended 31.12.12				For the year ended
CHF million, except where indicated	Min.	Max.	Average	31.12.12	31.12.11[1]
Equities	20	1,015	76	38	65

Interest rates	43	285	93	43	54

Credit spreads	159	528	326	163	399

Foreign exchange	28	222	83	61	88

Energy, metals and commodities	7	110	23	40	22

Diversification effect	–[2]	–[2]	(413)	(220)	(446)

Total stressed VaR, Group	105	1,127	189	125	181

Diversification effect(%)			(69)	(64)	(71)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown. 2  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk, treasury and capital management

Incremental risk charge

The incremental risk charge (IRC) represents an estimate of the default and migration risk of unsecuritized credit products held in the trading book, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, the calculation of the measure assumes all positions in the IRC portfolio have a one-year liquidity horizon and are kept unchanged over this period.

The portfolio default and credit migrations loss distribution is estimated using a Monte Carlo simulation of correlated credit migration events (defaults and credit rating changes) for all issuers in the IRC portfolio, based on a Merton-type model. For each position, default losses are calculated based on the maximum default exposure measure

(loss on a current position in case of an immediate default event and assuming zero recovery) and a random recovery concept. To account for the default basis risk, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate credit migration losses a linear (delta) approximation is used: a loss due to a migration event is calculated as the credit spread change multiplied by the corresponding sensitivity of a position to the credit spread changes.

Our IRC methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval.

Table 27: Group: incremental risk charge by business division and Corporate Center

This table provides a breakdown of the Group’s period-end regulatory incremental risk charge by business division.
	For the year ended 31.12.12				For the year ended
CHF million, except where indicated	Min.	Max.	Average	31.12.12	31.12.11[1]
Wealth Management	0	2	0	0	0

Wealth Management Americas	5	32	13	10	82

Investment Bank[2]	109	1,074	706	109	1,349

Global Asset Management	0	0	0	0

Retail & Corporate	0	0	0	0	0

Corporate Center[2]	143	258	196	183	306

Diversification effect	–[3]	–[3]	(212)	(168)	(303)

Total incremental risk charge, Group	131	1,045	703	135	1,435

Diversification effect (%)			(23)	(56)	(17)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown. 2  Prior periods have not been restated for the transfer of legacy positions from the Investment Bank to the Corporate Center. 3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Comprehensive risk charge

Comprehensive risk measure (CRM) represents an estimate of the default and complex price risk including the convexity and cross convexity of the correlation trading portfolio across spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, the calculation of the measure assumes that all positions in the CRM portfolio have a one-year liquidity horizon and are kept unchanged over this time period.

The CRM loss distribution is estimated using Monte Carlo simulation of real-world defaults between the spot and the end of the one-year horizon date, and calculates resulting cash flows in the CRM portfolio. The portfolio is then revalued on the one-year horizon date, with inputs such as credit spreads and index basis being migrated from spot to horizon date. The 99.9% worst percentile is then taken from the resulting profit or loss distribution, to give the CRM model result.

Our CRM methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval. It is subject to qualitative minimum standards as well as stress testing requirements. The calculated CRM measure for regulatory capital purposes is subject to a floor calculation equal to 8% of the equivalent capital charge under a the securitization framework.

Table 28: Group: comprehensive risk charge

This table provides a breakdown of the Group’s period-end regulatory comprehensive risk charge for the Investment Bank.
	For the year ended 31.12.12				For the year ended
CHF million	Min.	Max.	Average	31.12.12	31.12.11[1]
Investment Bank	594	770	675	604	636

Group	594	770	675	604	636

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book. It also provides details of the regulatory capital associated with these exposures, based on the enhancements made to the Basel II framework as well as the revised Basel II market risk framework, commonly referred to as Basel 2.5. In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to a special purpose entity that has been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to a special purpose entity typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage or advise securitization programs. In line with the Basel framework, this sponsoring includes underwriting, that is, placing securities into the market. In all other cases, we act in the role of investor by taking securitization positions.

Risk-weighted assets attributable to securitization positions decreased to CHF 7.1 billion as of 31 December 2012 from CHF 7.3 billion a year earlier. Ratings downgrades and new synthetic securitization transactions in the banking book contributed to increased risk-weighted assets of CHF 1.6 billion. This increase was more than offset by a CHF 1.8 billion reduction in risk-weighted assets related to the sale of student loan auction rate securities and commercial mortgage-backed securities mainly during the second half of the year.

Objectives, roles and involvement

Securitization in the banking book

The majority of our securitization positions held in the banking book are legacy risk positions, a significant amount of which were a) reclassified under IFRS from Held for trading to Loans and receivables in the fourth quarter of 2008 and the first quarter of 2009, or b) classified as Loans and receivables when acquiring student loan auction rate securities from clients. As of 31 December 2012, this portfolio included mainly student loan auction rate securities, and to a lesser extent collateralized debt obligations and collateralized loan obligations some of which have credit default swap protection purchased from monoline insurers, as well as commercial mortgage-backed securities, residential mortgage-backed securities and reference-linked note programs. New credit-risk hedging transactions in 2012 increased our position in synthetic securitizations of portfolios of counterparty credit risk in over-the-counter derivatives and loan exposures. These transactions are primarily used to reduce our credit risk by synthetically transferring counterparty risk.

In 2012, we acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into securitization programs. Furthermore, we synthetically securitized portfolios of counterparty credit risk inherent in over-the-counter derivatives and loan exposures. As sponsor, we managed or advised securitization programs and helped to place the securities into the market. The table “Table 29: Securitization activity of the year in the banking book” provides an overview of our originating and sponsoring activities in 2012 and 2011 respectively. With returning liquidity in the markets for commercial mortgage-backed securities, residential mortgage-backed securities as well as collateralized debt obligations, and in line with our market risk policies, certain legacy risk positions were moved from the banking book to the trading book during 2012.

Securitization and re-securitization positions in the banking book are measured either at fair value or at amortized cost less impairment. The impairment assessment is generally based on the net present value of future cash flows expected from a certain instrument that are derived from the underlying pool of assets.

Securitization in the trading book

Securitizations (including correlation products) held in the trading book are part of the trading activities, which typically include market-making and client facilitation. During 2012, certain legacy risk positions were moved from the banking book to the trading book, as liquidity returned to the markets. We were also involved in the placement of securitizations of assets originated by other institutions in the market, that is, we acted in the role of a sponsor. In certain cases we provided warehouse financing to collateralized loan obligation (CLO) managers. The table “Table 30: Securitization activity of the year in the trading book” provides an overview of our originating and sponsoring activities in 2012 and 2011 respectively. Included in the trading book are positions in our correlation book and legacy positions in leveraged super senior tranches. In the trading book, securitization and re-securitization positions are measured at fair value reflecting market prices where available or are based on our internal pricing models.

Type of special purpose entities and affiliated entities involved in the securitization transactions

For the securitization of third-party exposures, the type of special purpose entity employed is selected as appropriate based on the type of transaction undertaken. Examples of this include limited liability corporations, common law trusts and depositor entities.

We manage or advise significant groups of affiliated entities that invest in exposures we have securitized or in special purpose entities we sponsor. Significant groups of affiliated entities include

Risk, treasury and capital management

North Street, Brooklands/ELM, and East Street, which are involved in the US, European and Asia Pacific reference-linked note programs, respectively.

è	Refer to the “Market risk” section of this report for more information on reference-linked notes and to “Note 1 a) 3) Special purpose entities” in the “Financial information” section of this report

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization positions are also subject to multiple risk limits, in the Investment Bank, such as management VaR and stress limits as well as market value limits. As part of managing risks within the pre-defined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may however expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions.

Regulatory capital treatment of securitization structures

Except in the cases described below, in both the banking and trading book we generally apply the ratings-based approach to securitization positions using ratings, if available, from Standard & Poor’s, Moody’s and Fitch for all securitization and re-securitization exposures. If two of these rating agencies have issued a rating for a particular position, we would apply the worst credit rating of the two. If all three rating agencies have issued a rating for a particular position, we would apply the second worst credit rating of the three. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note programs. For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk inherent in over-the-counter derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

In the trading book, the comprehensive risk measure is used for the correlation portfolio as defined by Basel 2.5 requirements. This measure broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not necessarily securitizations, for example, single name credit default swaps and credit default swaps on indices.

We do not apply the concentration ratio approach or the internal assessment approach to securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach, and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our 2012 Annual Report for information on our accounting policies that relate to our securitization activities, primarily “Note 1 a) 3) Special purpose entities” and “Note 1a) 12) Securitization structures set up by UBS”. We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known as of the balance sheet date or if a pricing of a transaction has been fixed. In 2012, for the first time we included assets intended to be securitized for which a tentative transaction pricing date was set at the balance sheet date. This scope change did not affect disclosed 2011 numbers. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which were applied under Pillar 1 in the respective period presented.

We do not amend comparative prior period numbers for presentational changes triggered by new and revised information from third-party data providers, as long as the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization”. These guidelines were slightly revised in 2009/2010, and this report complies with that publication in all material respects.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Securitization in the banking and trading book

These tables outline the exposures, that is, the transaction size at inception we securitized in the banking and trading book in the years 2012 and 2011. The activity is further broken down by our role (originator / sponsor) and by type (traditional / synthetic).

Amounts disclosed under the “Traditional” column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator, exposures are split into two parts, those in which we have retained securitization positions and / or continue to be involved on an ongoing basis (e.g. credit enhancement, implicit support), and those in which we have no retained securitization positions and / or have no further involvement.

Where we acted as both originator and sponsor to a securitiza-tion, originated assets are reported under “Originator”, and the total amount of the underlying assets securitized is reported under “Sponsor”. As a result, as of 31 December 2012 and 31 De-cember 2011, amounts of CHF 3.8 billion and CHF 2.8 billion, respectively, were included in the banking book table under both, “Originator” and “Sponsor”.

Table 29: Securitization activity of the year in the banking book

	Originator				Sponsor
	Traditional		Synthetic		Realized gains/(losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages	3,768				166	7,189

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other[1]			6,735

Total 31.12.12	3,768	0	6,735	0	166	7,189	0

Residential mortgages

Commercial mortgages	2,789				80	6,232

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.11	2,789	0	0	0	80	6,232	0

1  New credit risk hedging transactions increased our position in synthetic securitizations in over-the-counter derivatives and loan exposures. These transactions are primarily used to reduce our credit risk by synthetically transferring counterparty risk.

Risk, treasury and capital management

Table 30: Securitization activity of the year in the trading book

	Originator					Sponsor[1]
	Traditional		Synthetic		Realized gains/(losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations						1,033

Other

Total 31.12.12	0	0	0	0	0	1,033	0

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing						495

Loans to corporates or small and medium-sized enterprises						422

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.11	0	0	0	0	0	917	0

1  In 2012, we adjusted the scope of this disclosure such that we do not include sponsor-only activity where we do not retain a position. In these cases we advised the originator or placed securities in the market for a fee, and did not otherwise impact our capital. 31 December 2011 comparatives are presented on this adjusted basis. This better reflects the objective of the disclosure to provide transparency on the use of securitization transactions for risk management or funding purposes.

209

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 31: Outstanding securitized exposures

This table outlines exposures (i.e. outstanding transaction size) in which we have originated and/or retained securitization positions at the balance sheet date in the banking or trading book and/or are otherwise involved on an ongoing basis (e.g. credit enhancement, implicit support).

Amounts disclosed under the “Traditional” column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in 2012 and 2011 in which we retained/purchased positions. These can also be found in the tables “Banking book/trading book – securitization activity of the year”. Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions.

All values in this table are as of the balance sheet date.

	Banking Book				Trading Book[1]
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional[2]	Synthetic
Residential mortgages	1,288		2,474		554		7,578

Commercial mortgages	3,768		14,772				17,989

Credit card receivables			0

Leasing			306

Loans to corporates or small and medium-sized enterprises			394

Consumer loans			0

Student loans			13,296				908

Trade receivables			0

Re-securitizations	840	782	3,489		1,779	976	2,604

Other		8,590	2,801				1,236

Total 31.12.12	5,896	9,372	37,532	0	2,333	976	30,315	0

Residential mortgages	2,589		6,071		897		14,223

Commercial mortgages	2,767	150	22,210				14,955

Credit card receivables

Leasing			341				282

Loans to corporates or small and medium-sized enterprises			872				920

Consumer loans

Student loans			20,295

Trade receivables

Re-securitizations	5,034	3,594	3,210

Other	597	1,861	1,760				4,595

Total 31.12.11	10,3987	5,605	54,759	0	897	0	34,975	0

1 Until 31 December 2013 the higher of the net long or the net short securitization positions in the trading book are to be underpinned for the regulatory capital purposes. In line with our disclosure principles we disclose the UBS originated and sponsored deals only where the positions result in RWA or a capital deduction under Pillar 1. 2 In 2012, we have adjusted the scope of this disclosure such that we do not include sponsor-only activity where we do not retain a position. In these cases we advised the originator or placed securities in the market for a fee, and did not otherwise impact our capital. 31 December 2011 comparatives are presented on this adjusted basis. This better reflects the objective of the disclosure to provide transparency on the use of securitization transactions for risk management or funding purposes.

210

Risk, treasury and capital management

Table 32: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date and 2012 losses recognized in our income statement for transactions in which we acted as originator or sponsor in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument under the Basel 2.5 framework for the retained or purchased positions.

Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information was derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	31.12.12				31.12.11
	Originator		Sponsor		Originator		Sponsor
CHF million	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement
Residential mortgages	791	0	468	0	1,531	2	1,486	1

Commercial mortgages		1	761	0	43	4	975	11

Credit card receivables

Leasing			0					1

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			787	8			1,122	4

Trade receivables

Re-securitizations	373	1		0	5,547	1		5

Other	67	67		1	1,010		30	4

Total[1]	1,232	68	2,016	9	8,131	7	3,613	26

1 Year-on-year reduction is mainly due to principal repayment/losses from underlying loans in retained positions, sales and the move of certain re-securitization positions to the trading book.

Table 33: Exposures intended to be securitized in the banking and trading book

This table provides the amount of exposures by exposure type we intend to securitize in the banking and trading book. We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known at the balance sheet date or if a pricing of a transaction has been fixed.

	31.12.12		31.12.11
CHF million	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages

Commercial mortgages	447

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total	447	0	0	0

211

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 34: Securitization positions retained or purchased in the banking book

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The increase in the “Other” line is mainly due to new synthetic hedging transactions entered into in 2012. The value disclosed is either the net exposure amount at default subject to risk-weighting or the carrying value subject to capital deduction according to the Basel 2.5 framework at the balance sheet date.

	31.12.12		31.12.11
CHF million	On balance sheet	Off balance sheet	On balance sheet	Off balance sheet
Residential mortgages	600		810	1,000

Commercial mortgages	553		584

Credit card receivables

Leasing	47		62

Loans to corporates or small and medium-sized enterprises	240		331

Consumer loans	1		1

Student loans	3,892		5,468

Trade receivables

Re-securitizations	800	147	1,632

Other	9,334	33	3,303

Total[1]	15,466	180	12,189	1,000

1 Amounts presented for 31 December 2012 include CHF 0.7 billion which were deducted from capital – refer to “Table 37: Positions deducted from BIS tier 1 and BIS tier 2 capital”. The exposure excluding items deducted from capital (approximately CHF 15 billion) is also disclosed in the “Securitization/Re-securitization exposures” line of “Table 2: Detailed segmentation of BIS Basel 2.5 risk-weighted assets”.

Risk, treasury and capital management

Table 35: Securitization positions retained or purchased in the trading book

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under Basel 2.5. The amounts disclosed are either the fair value or, in the case of derivative positions, the aggregate of the notional amount and the associated replacement value at the balance sheet date.

	Cash positions		Derivative positions			Total
CHF million	Gross long	Gross short	Gross long	Gross short		Net long[2]	Net short
Residential mortgages	49		1,066	1,175		141	125

Commercial mortgages	869	25	5,871	6,704		923	926

Credit card receivables	3					3

Leasing	7					7

Loans to corporates or small and medium-sized enterprises	1					1

Consumer loans

Student loans

Trade receivables

Re-securitizations	411	3	235	551		168	81

Other	15	1				14	1

Total 31.12.12[1]	1,355	29	7,172	8,430		1,257	1,134

Residential mortgages	212	2	807	1,068	[3]	526	549

Commercial mortgages	482	12	6,467	7,059	[3]	1,317	2,125

Credit card receivables	3			939		3	469

Leasing	4					3

Loans to corporates or small and medium-sized enterprises	6	4				5	4

Consumer loans	1					1

Student loans	4					3

Trade receivables	4					4

Re-securitizations	395	14	84	150		480	163

Other	299	8	17	200		199	197

Total 31.12.11[1]	1,410	40	7,376	9,416		2,542	3,506

1  Leveraged super senior tranches and re-securitized corporate credit exposure (both subject to the securitization framework) are not included in this table, but disclosed in “Table 41: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk” (re-securitized corporate credit exposure only for 2011). 2 31 December 2012 includes CHF 0.2 billion (CHF 0.6 billion as of 31 December 2011) which is deducted from capital and disclosed in “Table 37: Positions deducted from BIS tier 1 and BIS tier 2 capital”. The net exposure at default of CHF 6.5 billion as of 31 December 2012 disclosed in “Table 2: Detailed segmentation of BIS Basel 2.5 risk-weighted assets” (line “Securitization/re-securitization exposures”) comprises of the total net long position of CHF 1.3 billion (included in this table) and CHF 5.4 billion for leveraged super senior tranches less securitizations subject to capital deductions of CHF 0.2 billion (“Table 37: Positions deducted from BIS tier 1 and BIS tier 2 capital”). 3  In 2012, 31 December 2011 figures have been restated due to a reclassification of positions from Residential mortgages to Commercial mortgages. The reclassification did neither impact our risk-weighted assets nor our eligible capital.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 36: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book

The table provides the capital requirements for securitization and re-securitization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction,

split by risk weight bands and regulatory capital approach. The tables below exclude securitization and re-securitization positions deducted from capital.

	31.12.12				31.12.11
	Ratings-based approach		Supervisory formula approach		Ratings-based approach		Supervisory formula approach
CHF million	Securitization	Re-securitization	Securitization	Re-securitization	Securitization	Re-securitization	Securitization	Re-securitization
over 0 – 10%	4		49		2

over 10 – 15%	40				45		15

over 15 – 20%	10				27	1

over 20 – 35%	7	5			7	1

over 35 – 50%	4	9			4	38

over 50 – 75%	17	1			7	2

over 75 – 100%	23				10	1

over 100 – 250%	44	23			47	4

over 250 – 1,250%	114	65			87	14

Total[1]	263	103	49	0	237	61	15	0

1 Refer to “Table 2: Detailed segmentation of BIS Basel 2.5 risk-weighted assets”; on 31 December 2012, CHF 5.5 billion (on 31 December 2011, CHF 4.1 billion) banking book securitization exposures translate to a capital requirement of overall CHF 0.4 billion (on 31 December 2011, CHF 0.3 billion) without applying a scaling factor of 1.06.

Table 37: Positions deducted from BIS tier 1 and BIS tier 2 capital

This table outlines the capital deductions related to securitization positions we retained or purchased in the banking and trading book, irrespective of our role in the securitization transaction. The significant reduction at year end 2012 compared to 2011 year end is mainly due to sales of retained or purchased securitization positions which were subject to a capital deduction. As of 31 December 2012, we did not have securitization positions or credit-enhancing interest-only strips that were required to be deducted entirely from BIS tier 1 capital.

	31.12.12		31.12.11
CHF million	Banking Book deductions	Trading Book deductions	Banking Book deductions	Trading Book deductions
Residential mortgages	147	19	672	87	[1]

Commercial mortgages	201	71	242	264	[1]

Credit card receivables

Leasing	27		38

Loans to corporates or small and medium-sized enterprises	14		27	4

Consumer loans	1		1	1

Student loans	43		496

Trade receivables

Re-securitizations	154	93	432	230

Other	65		1,116	6

Total	652	183	3,024	591

1 In 2012, December 2011 figures have been restated due to a reclassification of positions from Residential mortgages to Commercial mortgages. The reclassification did neither impact our risk-weighted assets nor our eligible capital.

Risk, treasury and capital management

Securitization exposures subject to early amortizations in the banking and trading book

In 2012 and 2011, we had no securitization structures in the banking and trading book that are subject to early amortization treatment.

Table 38: Re-securitization positions retained or purchased in the banking book

The upper part of this table shows the total of re-securitization positions (cash as well as synthetic) held in the banking book, broken down into positions for which credit risk mitigation has been recognized and those for which no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivatives with third-party protection sellers, as well as financial collateral received. Both bought credit protection and financial collateral must be eligible under Basel 2.5 regulations.

The lower part of this table shows the re-securitization positions which have an integrated insurance wrapper, split into positions with investment grade, sub-investment grade and defaulted insurance. The values disclosed in both tables are the net exposure amount at default at the balance sheet date.

CHF million	With credit risk mitigation	Without credit risk mitigation	Total
Total 31.12.12	0	947	947

Total 31.12.11	0	1,632	1,632

Re-securitization positions with integrated insurance wrapper broken down according to guarantor credit worthiness categories1

CHF million
0–5	Investment grade

6–13	Sub-investment grade	22

14	Defaulted

Total 31.12.12		22

0–5	Investment grade	6

6–13	Sub-investment grade	34

14	Defaulted	16

Total 31.12.11		57

1 Internal UBS rating.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 39: Re-securitization positions retained or purchased in the trading book

The upper part of the table below outlines re-securitization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent it is eligible under Basel 2.5. The lower part of the table discloses the total re-securitization positions which have an integrated insurance wrapper, split by positions with investment grade, sub-investment grade and defaulted insurance.

CHF million	Gross long	Gross short	Net long	Net short
Total 31.12.12	646	554	168	81

Total 31.12.11	480	163	480	163

Re-securitization positions with integrated insurance wrapper broken down according to guarantor credit worthiness categories1

CHF million
0–5	Investment grade	42	46	3	7

6–13	Sub-investment grade	2	0	2

14	Defaulted	25	18	10	3

Total 31.12.12		69	64	15	10

CHF million
0–5	Investment grade

6–13	Sub-investment grade

14	Defaulted	3	31	3	31

Total 31.12.11		3	31	3	31

1  Internal UBS rating.

Risk, treasury and capital management

Table 40: Aggregated amount of securitized exposures subject to the market risk approach

This table provides a split of the total outstanding exposures we have securitized in the trading book in the role of originator and/or sponsor. Disclosure is made only where we have retained positions in the trading book. The amount disclosed is the notional amount of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	554		7,578

Commercial mortgages			17,989

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			908

Trade receivables

Re-securitizations	1,779	976	2,604

Other			1,236

Total 31.12.12[1]	2,333	976	30,315	0

Residential mortgages	897		14,223

Commercial mortgages			14,955

Credit card receivables

Leasing			282

Loans to corporates or small and medium-sized enterprises			920

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			4,595

Total 31.12.11[1]	897	0	34,975	0

1 Until 31 December 2013, the higher of the net long or the net short securitization positions in the trading book are to be underpinned for the regulatory capital purposes. In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in RWA or a capital deduction under Pillar 1.

Risk, treasury and capital management

Basel 2.5 Pillar 3

Table 41: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are either subject to the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior positions. The values disclosed are market values for cash positions, replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value which is a change from the “Basel 2.5 Pillar 3” section of the Annual Report 2011 where derivative positions were split by long and short positions. This aligns the format of the disclosure with the presentation of derivatives in the Financial statements. Comparatives as of 31 December 2011 are presented on this changed basis.

	Cash positions		Derivative positions
	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
31.12.12
Positions subject to comprehensive risk measure	191	1,748	4,518	110,653	4,949	91,266

Positions subject to securitization framework[1]			152	12,316	52	20,810

31.12.11
Positions subject to comprehensive risk measure	167	1,067	8,742	113,842	9,377	98,182

Positions subject to securitization framework[1]	44		432	24,757	376	10,690

1  Includes leveraged super senior tranches and for 31 December 2011 additionally re-securitized corporate credit exposure.

Table 42: Securitization positions and capital requirement for trading book positions subject to the securitization framework

This table outlines securitization positions we purchased or retained and the capital charge in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed for securitization positions are market values at the balance sheet date after eligible netting under Basel 2.5. This table does not contain capital deductions.

	31.12.12						31.12.11
	Ratings-based approach			Supervisory formula approach			Ratings-based approach				Supervisory formula approach
CHF million	Net long	Net short	Capital require- ment	Net long	Net short	Capital require- ment	Net long	Net short		Capital require- ment	Net long	Net short	Capital require- ment
over 0 – 10%	7	987[1]	0				332	2,998	[1]	2

over 10 – 15%			0				80

over 15 – 20%	442		7				348			6

over 20 – 35%	293		7				372			9

over 35 – 50%	135		5				118			4

over 50 – 75%	38		2				139			8

over 75 – 100%	93		7				297			13

over 100 – 250%	20		4				78			12

over 250 – 1,250%	29		12				185			75

Total[2]	1,057	987	45	0	0	0	1,950	2,998		130	0	0	0

1  As per FINMA Circular “Market-risk Banks”, only the higher of the net long or the net short securitization positions in the trading book are to be underpinned for the regulatory capital purposes. The interim relief is granted until 31 December 2013. After the transition period both net long and net short positions require a capital charge. The amount disclosed under net short is for information only, i.e. a 0% risk weight was applied. 2  Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but disclosed in “Table 41: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk”.

Risk, treasury and capital management

Table 43: Capital requirement / Deductions for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior positions and certain re-securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between “default risk”, “migration risk” and “correlation risk”.

CHF million	31.12.12		31.12.11
	Capital requirement	Capital deduction	Capital requirement	Capital deduction
Positions subject to comprehensive risk measure	714		690

Positions subject to securitization framework[1]	86		121	9

1  Leveraged super senior tranches and for 31 December 2011 additionally re-securitized corporate credit exposure.

219

Corporate

governance,

responsibility and

compensation

Audited information according to the Swiss Code of Obligations and applicable regulatory requirements and guidance

Disclosures provided in line with the requirements of articles 663bbis and 663c para. 3 of the Swiss Code of Obligations (supplementary disclosures for companies whose shares are listed on a stock exchange: compensations and participations) and applicable regulations and guidance are also included in the audited financial statements of UBS AG (Parent Bank) in the “Financial information” section of this report. Tables containing such information are marked by a bar “audited” throughout this section.

Information assured according to the Global Reporting Initiative (GRI)

Content of the sections “Corporate responsibility” and “Our employees” has been reviewed by Ernst & Young Ltd. against the GRI Sustainability Reporting Guidelines for application level A+, as evidenced in the Ernst & Young assurance report on www.ubs.com/global/en/about_ubs/corporate_responsibility/commitment_strategy/reporting_ assurance.html. The assurance by Ernst & Young also covered other relevant text and data in the Annual Report 2012 and on the website of UBS which is referenced in the GRI Index (www.ubs.com/gri)

Corporate governance, responsibility and compensation

Corporate governance

Corporate governance

Our corporate governance principles are designed to support our objective of sustainable profitability, as well as to create value and protect the interests of our shareholders and other stakeholders. We use the term “corporate governance” when referring to the organizational structure of UBS and operational practices of our management.

We are subject to, and act in compliance with, all relevant Swiss legal and regulatory requirements regarding corporate governance, including the SIX Swiss Exchange’s (SIX) Directive on Information Relating to Corporate Governance, as well as the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

In addition, as a foreign company with shares listed on the New York Stock Exchange (NYSE), we are in compliance with all relevant corporate governance standards applicable to foreign listed companies.

Based on article 716b of the Swiss Code of Obligations and articles 24 and 26 of the Articles of Association of UBS AG (Articles of Association), the Board of Directors (BoD) has adopted the Organization Regulations of UBS AG (Organization Regulations), which constitute our corporate governance guidelines. The currently applicable Organization Regulations date from 1 January 2013. The BoD has also adopted the currently applicable UBS Code of Business Conduct and Ethics (the Code) in September 2012.

è	Refer to www.ubs.com/governance for the Articles of Association, the Organization Regulations and the Code

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

Responsibility of the Audit Committee for appointment, compensation, retention and oversight of the independent auditors

The Audit Committee has been assigned all the abovementioned responsibilities, except for appointment of the independent auditors, who are elected by the shareholders as per Swiss company law. The Audit Committee assesses the performance and qualification of the external auditors and submits its proposal for appointment, reappointment or removal to the full BoD, which brings its proposal to the shareholders for vote at the Annual General Meeting of Shareholders (AGM).

Discussion of risk assessment and risk management policies by the Risk Committee

In accordance with our Organization Regulations, the Risk Committee has the authority to define our risk principles and risk capacity. The Risk Committee is responsible for monitoring our adherence to those risk principles and for monitoring whether business divisions and control units run appropriate systems for risk management and control.

Supervision of the internal audit function

The Chairman of the BoD (Chairman), the Risk Committee and the Audit Committee share responsibility for and authority to supervise the internal audit function.

Responsibility of the Human Resources and Compensation Committee for oversight of management and evaluation by the Board of Directors

Performance evaluations of our senior management, comprising the Group Chief Executive Officer (Group CEO) and Group Executive Board members, are completed by the Chairman and the Human Resources and Compensation Committee, and are reported to the full BoD.

Responsibility of the Governance and Nominating Committee for the evaluation of the Board of Directors

The BoD has direct responsibility and authority to evaluate its own performance, with preparation by the Governance and Nominating Committee. All BoD committees perform a self-assessment of their activities and report back to the full BoD.

Proxy statement reports of the Audit Committee and Human Resources and Compensation Committee

Under Swiss company law, all reports addressed to shareholders are provided and signed by the full BoD, which has ultimate responsibility vis-à-vis shareholders. The committees submit their reports to the full BoD.

Shareholders’ votes on equity compensation plans

Swiss company law authorizes the BoD to approve compensation plans. Though Swiss law does not allocate such authority to shareholders as part of the AGM, it requires that Swiss companies determine the nature and components of capital in their articles of association, and each increase in capital is required to be submitted for shareholder approval. This means that, if equity-based compensation plans result in a need for an increase in capital, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have approval authority.

è	Refer to the “Board of Directors” section for more information about the Board of Directors’ committees
è	Refer to the “Capital structure” section for more information on capital

Corporate governance, responsibility and compensation

Group structure and shareholders

UBS Group legal entity structure

Under Swiss company law, UBS AG is organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent bank (Parent Bank or UBS) of the UBS Group (Group).

Our legal entity structure is designed to support our businesses with an efficient legal, tax and funding framework considering regulatory restrictions in the countries where we operate. Neither our business divisions nor the Corporate Center are separate legal entities; they primarily operate out of the Parent Bank, UBS AG, through its branches worldwide. This structure is designed to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform, and to enable the flexible and efficient use of capital. Where it is neither possible nor efficient to operate out of the Parent Bank, businesses operate through local subsidiaries. This can be the case when required for legal, tax or regulatory purposes, or when legal entities join the Group through acquisition.

Operational Group structure

On 31 December 2012, the operational structure of the Group comprised five business divisions: Wealth Management, Wealth Management Americas, Investment Bank, Global Asset Management and Retail & Corporate, as well as the Corporate Center with its components, Core Functions and Legacy Portfolio.

è	Refer to the “Financial and operating performance” section and “Note 2a Segment Reporting” in the “Financial information” section of this report for more information

Listed and non-listed companies belonging to the Group

The Group includes a number of consolidated entities, none of which, however, are listed companies on the stock exchange, other than UBS AG.

è	Refer to “Note 34 Significant subsidiaries and associates” in the “Financial information” section of this report for details of the significant subsidiaries of the Group

Significant shareholders

Under the Federal Act on Stock Exchanges and Securities Trading of 24 March 1995, as amended (the Swiss Stock Exchange Act), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX Swiss Exchange (SIX), if the holding attains, falls below or exceeds one of the following threshold percentages: 3, 5, 10, 15, 20, 25, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the Swiss Financial Market Supervisory Authority (FINMA) Ordinance on Stock Exchanges and Securities Trading (SESTO-FINMA). In particular, the SESTO-FINMA sets forth that all future potential share obligations irrespective of their possible contingent nature must be taken into account, and prohibits the netting of acquisition positions (in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It also requires that each such position be calculated separately and reported as soon as it reaches one of the abovementioned

Shareholders registered in the UBS share register with 3% or more of total share capital
% of share capital	31.12.12	31.12.11	31.12.10
Chase Nominees Ltd., London	11.94	10.95	10.70

Government of Singapore Investment Corp., Singapore	6.40	6.41	6.41

DTC (Cede & Co.), New York[1]	5.28	7.07	7.32

Nortrust Nominees Ltd., London	3.84	4.20	3.79
1 DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

Corporate governance, responsibility and compensation

Corporate governance

thresholds. Nominee companies which cannot autonomously decide how voting rights are exercised are not obligated to notify UBS and SIX if they reach, exceed or fall below the threshold percentages.

In addition, pursuant to the Swiss Code of Obligations, UBS must disclose in the notes to its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS AG.

According to disclosure notifications filed with UBS AG and the SIX under the Swiss Stock Exchange Act, on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, disclosed a holding of 3.04%. On 12 March 2010, the Government of Singapore Investment Corp., Singapore, as beneficial owner, disclosed a holding by the Government of Singapore Investment Corp. of 6.45%. On 17 December 2009, BlackRock Inc., New York, disclosed a holding of 3.45%. In accordance with the Swiss Stock Exchange Act, the percentages indicated above were calculated in relation to the total UBS share capital reflected in the Articles of Association at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act can be found on the following website of the SIX: www.six-exchangeregulation.com/obligations/disclosure/major_shareholders_ en.html.

According to our share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table on the previous page were registered with 3% or more of the total share capital on 31 December 2012, 2011 and 2010.

Cross-shareholdings

We have no cross-shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate governance, responsibility
and compensation

Capital structure

Capital

Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase, or the creation of conditional or authorized capital. At year-end 2012, 3,835,250,233 shares were issued with a par value of CHF 0.10 each, leading to a share capital of CHF 383,525,023.30.

Conditional share capital

At year-end 2012, the following conditional share capital was available to the Board of Directors (BoD):

–

At the Annual General Meeting of Shareholders (AGM) held in 2006, shareholders approved conditional capital in the maximum amount of 150,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, to be used for employee option grants. Options are exercisable at any time between their vesting and expiration dates. Shareholders have no preemptive rights. In 2012, options on 3,128,334 shares were exercised under the option plans with a total of 145,510,992 conditional capital shares being available to satisfy further exercises of options.

–

At the AGM held in 2009, our shareholders approved the creation of conditional capital for the potential issuance of 100,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, in the event of the exercise of warrants granted to the Swiss National Bank (SNB) in connection with the loan granted by the SNB to the SNB StabFund. Shareholders have no pre-emptive rights. The SNB as owner of the warrants shall be entitled to subscribe for the new shares.

–

At the AGM held in 2010, shareholders approved conditional capital in the amount of up to 380,000,000 fully paid registered shares, with a nominal value of CHF 0.10 each, for the exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS or one of its group companies. Shareholders have no pre-emptive rights. The owners of conversion rights and/or warrants would be entitled to subscribe to the new shares. At year-end 2012, the BoD had not made use of the allowance to issue bonds or warrants with conversion rights covered by conditional share capital.

è	Refer to the discussion of “UBS shares” in the “Capital management” section of this report for more information on conditional share capital

Authorized share capital

The BoD has no authorized share capital available.

Changes of shareholders’ equity and shares

According to International Financial Reporting Standards (IFRS), Group equity attributable to UBS shareholders amounted to CHF 45.9 billion on 31 December 2012 (2011: CHF 48.5 billion; 2010: CHF 43.7 billion). UBS Group shareholders’ equity was represented by 3,835,250,233 issued shares on 31 December 2012 (2011: 3,832,121,899; 2010: 3,830,840,513).

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

On 31 December 2012, 2,093,113,878 shares carried voting rights, 425,566,918 shares were entered in the share register without voting rights, and 1,316,569,437 shares were not registered. All 3,835,250,233 shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares are issued by the Parent Bank.

At year-end 2012, we owned UBS registered shares corresponding to 2.3% of the total share capital of UBS AG. At the same time, we had disposal positions relating to 422,236,769

Corporate governance, responsibility and compensation

Corporate governance

Distribution of UBS shares
On 31 December 2012	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued
1-100	36,523		11.4	2,094,363		0.1

101-1,000	175,175		54.9	80,703,313		2.2

1,001-10,000	96,582		30.3	268,211,534		7.0

10,001-100,000	9,932		3.1	254,257,984		6.6

100,001-1,000,000	831		0.3	205,015,248		5.3

1,000,001-5,000,000	97		0.0	205,566,885		5.4

5,000,001-38,352,502(1%)	25		0.0	253,469,711		6.6

1-2%	0		0.0	0		0.0

2-3%	2		0.0	196,546,584		5.1

3-4%	1		0.0	147,144,758		3.8

4-5%	0		0.0	0		0.0

Over 5%	3	[1]	0.0	905,670,416		23.6

Total registered	319,171		100.0	2,518,680,796	[2]	65.7

Unregistered[3]				1,316,569,437		34.3

Total shares issued				3,835,250,233		100.0

1  On 31 December 2012, Chase Nominees Ltd., London, entered as a trustee/nominee, was registered with 11.94% of all UBS shares issued. However, according to the provisions of UBS, voting rights of a trustee/nominee are limited to a maximum of 5% of all UBS shares issued. The US securities clearing organization DTC (Cede & Co), New York, was registered with 5.28% of all UBS shares issued and is not subject to this 5% voting limit as securities clearing organization. The same applies to the Government of Singapore Investment Corp., Singapore, which is registered as beneficial owner with 6.40% of all UBS shares issued.  [2]  Of the total shares registered, 425,566,918 shares did not carry voting rights.  [3]  Shares not entered in the share register on 31 December 2012.

Shareholders: type and geographical distribution
	Shareholders registered		Shares registered
On 31 December 2012	Number	%	Number	%
Individual shareholders	311,923	97.7	645,899,792	16.8

Legal entities	6,722	2.1	715,669,363	18.7

Nominees, fiduciaries	526	0.2	1,157,111,641	30.2

Unregistered			1,316,569,437	34.3

Total	319,171	100.0	3,835,250,233	100.0

Americas	10,508	3.3	442,964,426	11.5

of which: USA	9,228	2.9	436,853,595	11.4

Asia Pacific	6,755	2.1	337,130,466	8.9

Europe, Middle East and Africa	17,734	5.6	948,286,653	24.7

of which: Germany	5,417	1.8	27,657,258	0.7

of which: UK	6,126	1.9	723,850,149	18.9

of which: Rest of Europe	5,855	1.8	195,478,601	5.1

of which: Middle East and Africa	336	0.1	1,300,645	0.0

Switzerland	284,174	89.0	790,299,251	20.6

Unregistered			1,316,569,437	34.3

Total	319,171	100.0	3,835,250,233	100.0

Share capital
	Share capital in CHF	Number of shares	Par value in CHF
On 31 December 2010	383,084,051	3,830,840,513	0.10

Issue of shares out of conditional capital due to employee options exercised	128,139	1,281,386	0.10

On 31 December 2011	383,212,190	3,832,121,899	0.10

Issue of shares out of conditional capital due to employee options exercised	312,833	3,128,334	0.10

On 31 December 2012	383,525,023	3,835,250,233	0.10

Corporate governance, responsibility
and compensation

voting rights of UBS AG, corresponding to 11.02% of the total voting rights of UBS AG. 8.20% of this consisted of voting rights on shares deliverable in respect of employee awards. The calculation methodology for the disposal position is based on the SESTO-FINMA, which sets forth that all future potential share delivery obligations irrespective of the contingent nature of the delivery must be taken into account.

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

We have special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all issued UBS shares, if they agree to disclose upon our request, beneficial owners holding 0.3% or more of all issued UBS shares. An exception to the 5% voting limit rule exists for securities clearing organizations, such as The Depository Trust Company in New York.

è	Refer to the “Shareholders’ participation rights” section of this report for more information

Convertible bonds and options

On 31 December 2012, there were no contingent capital securities or convertible bonds outstanding requiring the issuance of new shares.

è	Refer to the “Capital management” section for information on our outstanding capital instruments

In connection with the loan granted by the Swiss National Bank (SNB) to the SNB StabFund, we have issued warrants granted to the SNB sourced by conditional capital for which 100,000,000 shares were approved by our shareholders. The warrants are exercisable only if the SNB incurs a loss on its loan to the fund.

On 31 December 2012, there were 191,230,290 employee options outstanding, including stock appreciation rights. Delivery obligations equivalent to 17,831,904 shares were exercisable. We source our option-based compensation plans either by purchasing UBS shares in the market, or through the issuance of new shares out of conditional capital. On 31 December 2012, 74,085,342 treasury shares were available for this purpose, and an additional 145,510,992 unissued shares in conditional share capital were assigned to future employee option exercises. At year-end 2012, the shares available covered all exercisable employee obligations.

è	Refer to the discussion of “UBS shares” in the “Capital management” section of this report for more information

Corporate governance, responsibility and compensation

Corporate governance

Shareholders’ participation rights

We are committed to shareholder participation in our decision-making process. Around 320,000 directly registered shareholders, as well as some 90,000 US shareholders registered via nominee companies, are regularly informed about our activities and performance as well as personally invited to shareholder meetings.

Since March 2013, our shareholder portal (www.ubs.com/shareholderportal) allows our registered shareholders to access personalized services and important information about share register entries and our shareholder meetings year-round. The shareholder portal enables registered shareholders to enter their voting instructions electronically ahead of our shareholder meetings. Shareholders can verify their voting instructions before and after shareholder meetings using an encryption method (cryptography). This method of encryption ensures that the voting instructions remain secret throughout the entire voting process. In addition, shareholders can order admission cards and register changes to their address details. It also enables them to manage their subscriptions to shareholder-related publications and to communicate directly with UBS Shareholder Services via a secure channel. The shareholder portal is fully integrated into our internet platform.

è	Refer to the “Information policy” section of this report for more information

Relationships with shareholders

We fully subscribe to the principle of equal treatment of all shareholders, who range from large institutions to individual investors, and regularly inform them about the development of the company.

The Annual General Meeting of Shareholders (AGM) offers shareholders the opportunity to raise any questions regarding our development and the events of the year that are under review. Members of both the Board of Directors (BoD) and Group Executive Board (GEB), as well as our internal and external auditors, are present to answer these questions.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. However, nominee companies and trustees, who normally represent a large number of individual shareholders and may hold an unlimited number of shares, have voting rights limited to a maximum of 5% of all issued UBS shares to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to this 5% voting limit.

In order to be recorded in the share register with voting rights, shareholders must confirm that they acquired UBS shares in their own name and for their own account. Nominee companies and trustees are required to sign an agreement confirming their willingness to disclose, upon our request, individual beneficial owners holding more than 0.3% of all issued UBS shares.

All shareholders registered with voting rights are entitled to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda, either by giving instructions to an independent proxy designated by UBS or by appointing another bank or another registered shareholder of their choice to vote on their behalf. Alternatively, registered shareholders can issue their voting instructions to the independent proxy electronically using our shareholder portal. Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to the independent proxy.

Statutory quorums

Shareholder resolutions, including the election and reelection of BoD members and the appointment of the auditors are decided at the AGM by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that, for certain specific issues, a majority of two-thirds of the votes represented at the AGM, and the absolute majority of the par value of shares represented at the AGM, must vote in favor of the resolution for it to be approved. These issues include the creation of shares with privileged voting rights, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusions of shareholders’ pre-emptive rights.

The Articles of Association also require a two-thirds majority of votes represented for approval of any change to its provisions regarding the number of BoD members, and any decision to remove a quarter or more of the BoD members.

Votes and elections are normally conducted electronically to ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may request that a vote or election takes place electronically or by written ballot. In

Corporate governance, responsibility
and compensation

order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to a vote separately and BoD elections are made on a person-by-person basis.

Convocation of general meetings of shareholders

The AGM must occur within six months of the close of the financial year and normally takes place in late April or early May. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled AGM. The meeting agenda is also published in the Swiss Official Gazette of Commerce and in selected Swiss newspapers as well as on the internet at www.ubs.com/agm.

Extraordinary General Meetings may be convened whenever the BoD or the auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may at any time ask in writing for an Extraordinary General Meeting to be convened to address a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Pursuant to our Articles of Association, shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the next shareholders’ meeting.

We publish the deadline for submitting such proposals in the Swiss Official Gazette of Commerce and on our website www. ubs.com/agm. Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The BoD formulates opinions on the proposals, which are published together with the motions.

Registrations in the share register

The general rules for entry with voting rights into our Swiss share register also apply before shareholder meetings. The same rules apply for our US transfer agent that operates the US share register for all UBS shares in a custodian account in the US. There is no closing of the share register in the days before the shareholder meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two days before the shareholder meeting.

Corporate governance, responsibility and compensation

Corporate governance

Board of Directors

The Board of Directors (BoD), under the leadership of the Chairman, decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises the ultimate supervision over senior management, and appoints all Group Executive Board (GEB) members. The BoD also approves all financial statements for issue. Shareholders elect each member of the BoD, which in turn appoints its Chairman, Vice Chairmen, Senior Independent Director, members of BoD committees, their respective Chairpersons and the Company Secretary.

Members of the Board of Directors

At the Annual General Meeting of Shareholders (AGM) held on 3 May 2012, Michel Demaré, David Sidwell, Rainer-Marc Frey, Ann F. Godbehere, Axel P. Lehmann, Wolfgang Mayrhuber, Helmut Panke, William G. Parrett and Joseph Yam were reelected as their terms of office expired. Kaspar Villiger and Bruno Gehrig did not stand for reelection. Isabelle Romy, Axel A. Weber and Beatrice Weder di Mauro were elected to their first term on the BoD. Following their election, Axel A. Weber replaced Kaspar Villiger as full-time Chairman of the BoD and the BoD appointed Michel Demaré as Vice Chairman and David Sidwell as Senior Independent Director.

The following biographies provide information on the BoD members and the Company Secretary.

Axel A. Weber

German, born 8 March 1957

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairman of the Board of Directors / Chairperson of the Governance and Nominating Committee / member of the Corporate Responsibility Committee

Year of initial appointment: 2012

Professional history and education

Axel A. Weber was elected to the Board of Directors (BoD) at the 2012 AGM and was thereafter appointed Chairman of the BoD. He chairs the Governance and Nominating Committee and became a member of the Corporate Responsibility Committee in 2012. Mr. Weber was president of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, a member of the Board of Directors of the Bank for International Settlements, German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. On leave from the University of Cologne from 2004 to 2012, he was a visiting professor at the University of Chicago Booth School of Business from 2011 to 2012. From 2002 to 2004 Mr. Weber served as a member of the German Council of Economic Experts. He was a professor of international economics and Director of the Center for Financial Research at the University of Cologne from 2001 to 2004, and a professor of monetary economics and Director of the Center for Financial Studies at the Goethe University in Frankfurt/Main from 1998 to 2001. Mr. Weber holds a PhD in economics from the University of Siegen, where he also received his habilitation. He graduated with a master’s degree in economics at the University of Constance and holds honorary doctorates from the universities of Duisburg- Essen and Constance.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Weber is a member of the Group of Thirty, Washington, D.C., and a research fellow at the Center for Economic Policy Research in London and at the Center for Financial Research in Cologne. He is a member of the board of the International Institute of Finance, a senior research fellow at the Center for Financial Studies in Frankfurt/Main and a member of the Monetary Economics and International Economics Councils of the leading association of German-speaking economists, the Verein für Socialpolitik. In addition, he is a member of the Advisory Board of the German Market Economy Foundation and a member of the Advisory Council (Hochschulrat) of the Goethe University in Frankfurt/Main.

Corporate governance, responsibility
and compensation

Michel Demaré

Belgian, born 31 August 1956

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Independent Vice Chairman / member of the

Audit Committee / member of the Governance

and Nominating Committee

Year of initial appointment: 2009

Professional history and education

Michel Demaré was elected to the BoD at the 2009 AGM, and in April 2010, was appointed independent Vice Chairman. He has been a member of the Audit Committee since 2009 and the Governance and Nominating Committee since 2010. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of the Group Executive Committee. He stepped down from his function in ABB in January 2013. Between February and August 2008 he acted as the interim CEO of ABB. From September 2008 to March 2011 he combined his role as CFO with that of President of Global Markets. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002 Mr. Demaré was the CFO of the Global Polyolefins and Elastomers division. He began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in Antwerp. Mr. Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Demaré is a member of the board of Syngenta, of the IMD Foundation in Lausanne and of SwissHoldings in Berne.

David Sidwell

American (US) and British, born 28 March 1953

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Senior Independent Director / Chairperson of

the Risk Committee / member of the Governance

and Nominating Committee

Year of initial appointment: 2008

Professional history and education

David Sidwell was elected to the BoD at the 2008 AGM. In April 2010, he was appointed Senior Independent Director. He has chaired the Risk Committee since 2008 and has been a member of the Governance and Nominating Committee since 2011. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley he worked for JPMorgan Chase & Co., where, in his 20 years of service, he held a number of different positions, including controller and, from 2000 to 2004, CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Sidwell is a director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington, D.C., and is a senior advisor at Oliver Wyman, New York. He is the Chairman of the Board of Village Care, New York, and is a director of the National Council on Aging, Washington, D.C.

Rainer-Marc Frey

Swiss, born 10 January 1963

Office of Rainer-Marc Frey, Seeweg 39,

CH-8807 Freienbach

Functions in UBS

Member of the Human Resources and

Compensation Committee / member of the

Risk Committee

Year of initial appointment: 2008

Professional history and education

Rainer-Marc Frey was elected to the BoD at the October 2008 Extraordinary General Meeting and has been a member of the Human Resources and Compensation Committee since 2012 and of the Risk Committee since 2008. Mr. Frey is the founder of the investment management company Horizon21 AG. He is Chairman of Horizon21 AG as well as its holding company and related entities and subsidiaries. In 1992, he founded and was appointed CEO of RMF Investment Group. RMF was acquired by Man Group plc in 2002. Between 2002 and 2004 he held a number of senior roles within Man Group. From 1989 to 1992 Mr. Frey served as a director at Salomon Brothers in Zurich, Frankfurt and London, where he was primarily involved with equity derivatives. Between 1987 and 1989 he worked for Merrill Lynch covering equity, fixed income and swaps markets. Mr. Frey holds a degree in economics from the University of St. Gallen.

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

Corporate governance

Ann F. Godbehere

Canadian and British, born 14 April 1955

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairperson of the Human Resources and

Compensation Committee / member of the

Audit Committee

Year of initial appointment: 2009

Professional history and education

Ann F. Godbehere was elected to the BoD at the 2009 AGM. She has chaired the Human Resources and Compensation Committee since 2011 and has been a member of the Audit Committee since 2009. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’s public ownership until the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of its Property & Casualty division in Zurich for two years. Before this she served as CFO of the Life & Health division in London for three years. From 1997 to 1998 she was CEO of Swiss Re Life & Health in Canada. Between 1996 and 1997 she was CFO of Swiss Re Life & Health North America. Ms. Godbehere is a certified general accountant and in 2003 was made a fellow of the Certified General Accountants Association of Canada.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Ms. Godbehere is a board member and Chairperson of the audit committees of Prudential plc, Rio Tinto plc and Rio Tinto Limited in London. She is on the board of Atrium Underwriters Ltd. and Atrium Underwriting Group Ltd., London, and chairs the audit committee. She is also a member of the boards of Arden Holdings Ltd., Bermuda, and of British American Tobacco plc.

Axel P. Lehmann

Swiss, born 23 March 1959

Zurich Insurance Group, Mythenquai 2,

CH-8002 Zurich

Functions in UBS

Member of the Governance and Nominating

Committee / member of the Risk Committee

Year of initial appointment: 2009

Professional history and education

Axel P. Lehmann was elected to the BoD at the 2009 AGM and has been a member of the Governance and Nominating Committee since 2011 and of the Risk Committee since 2009. He is a member of the Group Executive Committee of Zurich Insurance Group (Zurich) and has been Group Chief Risk Officer since January 2008 and Regional Chairman Europe since October 2011. In July 2011, he was appointed Chairman of the Board of Farmers Group, Inc., and was responsible for Group IT from 2008 to 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002, and was in 2004 responsible for integrating it with UK, Ireland and South Africa. In 2001, he took over responsibility for Northern, Central and Eastern Europe and was appointed CEO of Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board with responsibility for group-wide business development functions. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is also a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Lehmann is Chairman of the Board of the Institute of Insurance Economics at the University of St. Gallen, and is a member of the Chief Risk Officer Forum and a board member of Economiesuisse.

Wolfgang Mayrhuber

Austrian, born 22 March 1947

Deutsche Lufthansa AG, Aviation Center,

D-60546 Frankfurt am Main

Functions in UBS

Chairperson of the Corporate Responsibility

Committee / member of the Human Resources and Compensation Committee

Year of initial appointment: 2010

Professional history and education

Wolfgang Mayrhuber was elected to the BoD at the 2010 AGM. He has chaired the Corporate Responsibility Committee since 2011 and has been a member of the Human Resources and Compensation Committee since 2010. He was Chairman of the Executive Board and CEO of Deutsche Lufthansa AG from 2003 to 2010. In 2002, he was elected Deputy Chairman of the Executive Board and, in 2001, he was appointed to the Executive Board with responsibility for the passenger airline business. From 1994 to the end of 2000 he was Chairman of the Executive Board of the newly founded Lufthansa Technik AG. After holding a variety of management positions in the maintenance, repair and overhaul division, he was appointed Executive Vice President and Chief Operating Officer Technical in 1992. In 1970, he joined Lufthansa as an engineer at the engine overhaul facility in Hamburg. Mr. Mayrhuber studied mechanical engineering (dipl. Ing.) at the Technical College in Steyr, Austria, and at the Bloor Collegiate Institute in Canada. In 1990, he completed an executive management training course at the MIT.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups: Mr. Mayrhuber is Chairman of the Supervisory Board and Chairperson of the Mediation Committee, the Nomination Committee and the Executive Committee of Infineon Technologies AG, as well as a member of the supervisory boards of Munich Re Group, BMW Group, Lufthansa Technik AG and Austrian Airlines AG. Furthermore, he serves on the board of HEICO Corporation, Hollywood, FL, and the executive board of Acatech (Deutsche Akademie der Technikwissenschaften).

Corporate governance, responsibility
and compensation

Helmut Panke

German, born 31 August 1946

BMW AG, Petuelring 130, D-80788 Munich

Functions in UBS

Member of the Human Resources and Compensation

Committee / member of the Risk Committee

Year of initial appointment: 2004

Professional history and education

Helmut Panke was elected to the BoD at the 2004 AGM. He has been a member of the Human Resources and Compensation Committee and the Risk Committee since 2008. Between 2002 and 2006 Mr. Panke was Chairman of the Board of Management of BMW Group after becoming a member of BMW’s Board of Management in 1996. Between 1993 and 1996 he was Chairman and CEO of BMW Holding Corporation in the US. Subsequent to joining BMW as Head of Planning and Controlling, Research and Development in 1982, he assumed management functions in corporate planning, organization and corporate strategy. Prior to this, he worked as a consultant at McKinsey & Company in both Düsseldorf and Munich. Mr. Panke graduated from the University of Munich with a PhD in physics, and undertook research work at both the University of Munich and the Swiss Institute for Nuclear Research.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Panke is a member of the boards of Microsoft Corporation (Chairperson of the Regulatory and Public Policy Committee) and Singapore Airlines Ltd. (Chairperson of the Safety & Risk Committee). He is a member of the supervisory board of Bayer AG.

William G. Parrett

American (US), born 4 June 1945

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Chairperson of the Audit Committee / member of

the Corporate Responsibility Committee

Year of initial appointment: 2008

Professional history and education

William G. Parrett was elected to the BoD at the October 2008 Extraordinary General Meeting. He has chaired the Audit Committee since 2009 and has been a member of the Corporate Responsibility Committee since 2012. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003 he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee between 1999 and 2007. Mr. Parrett founded Deloitte’s US National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Parrett is on the boards of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific Inc., and chairs each company’s audit committee. He is also Past Chairman of the Board of the United States Council for International Business and United Way Worldwide, and a Carnegie Hall Board of Trustees member.

Isabelle Romy

Swiss, born 4 January 1965

Froriep Renggli, Bellerivestrasse 201, CH-8034 Zurich

Functions in UBS

Member of the Audit Committee / member of the

Governance and Nominating Committee

Year of initial appointment: 2012

Professional history and education

Isabelle Romy was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee and the Governance and Nominating Committee since 2012. Ms. Romy is a partner at Froriep Renggli, a large Swiss business law firm. From 1995 to 2012 she worked for another major Swiss law firm based in Zurich, where she was a partner from 2003 to 2012. Her legal practice includes litigation and arbitration in cross-border cases. Ms. Romy has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne (EPFL) since 1996. Between 2003 and 2008 she served as a deputy judge at the Swiss Federal Supreme Court. From 1999 to 2006 she was a member of the Ethics Commission at the EPFL. Ms. Romy completed her PhD (Dr. iur.) at the University of Lausanne in 1990 and has been a qualified attorney-at-law admitted to the bar since 1991. From 1992 to 1994 she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Ms. Romy has been a member of the sanction commission of SIX Swiss Exchange since 2002, serving as Vice Chairman since 2008.

Corporate governance, responsibility and compensation

Corporate governance

Beatrice Weder di Mauro

Italian and Swiss, born 3 August 1965

Johannes Gutenberg-University Mainz,

Jakob Welder-Weg 4, D-55099 Mainz

Functions in UBS

Member of the Audit Committee/member of the Corporate Responsibility Committee

Year of initial appointment: 2012

Professional history and education

Beatrice Weder di Mauro was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee and Corporate Responsibility Committee since 2012. She has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. Ms. Weder di Mauro was a member of the German Council of Economic Experts from 2004 to 2012. In 2010, she was a resident scholar at the International Monetary Fund (IMF) in Washington, D.C., and in 2006 a visiting scholar at the National Bureau of Economic Research, Cambridge, MA. Since 2003 Ms. Weder di Mauro has been a research fellow of the Center for Economic Policy Research in London. She was an associate professor of economics at the University of Basel between 1998 and 2001 and a research fellow at the United Nations University in Tokyo from 1997 to 1998. Prior to this she worked as an economist for the World Bank and the IMF in Washington, D.C. Ms. Weder di Mauro completed her PhD in economics at the University of Basel in 1993 and received her habilitation there in 1999.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Ms. Weder di Mauro is on the board of Roche Holding Ltd., Basel, and on the supervisory boards of ThyssenKrupp AG, Essen, and the Deutsche Investitions- und Entwicklungsgesellschaft, Cologne.

Joseph Yam

Chinese and Hong Kong citizen,

born 9 September 1948

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Member of the Corporate Responsibility Committee / member of the Risk Committee

Year of initial appointment: 2011

Professional history and education

Joseph Yam was elected to the BoD at the 2011 AGM. He has been a member of the Corporate Responsibility Committee and the Risk Committee since 2011. He is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an advisor to the People’s Bank of China since 2009. Mr. Yam was instrumental in the establishment of the Hong Kong Monetary Authority and served as Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service, he occupied several positions such as Director of the Office of the Exchange Fund from 1991, Deputy Secretary for Monetary Affairs from 1985 and Principal Assistant Secretary for Monetary Affairs from 1982. Mr. Yam graduated from the University of Hong Kong in 1970 with first class honors in social sciences. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas. Mr. Yam is a Distinguished Research Fellow of the Institute of Global Economics and Finance at the Chinese University of Hong Kong.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Yam sits on the international advisory councils of a number of government and academic institutions. He is a board member and chairs the Risk Committee of the China Construction Bank. He is on the boards of Johnson Electric Holdings Limited and UnionPay International Co., Ltd.

Company Secretary

Luzius Cameron Australian and Swiss, born 11 September 1955 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Company Secretary since 2005

Professional history and education

Luzius Cameron was appointed Company Secretary by the BoD for the first time in 2005. He is a Group Managing Director and was appointed to the former Group Managing Board in 2002. From 2002 to 2005 Mr. Cameron was the Director of Strategic Planning and New Business Development, Wealth Management USA. Prior to this role, he was Head of Group Strategic Analysis, and before that, Head of Corporate Business Analysis. Mr. Cameron joined Swiss Bank Corporation in 1989, where he started out in Corporate Controlling before assuming a number of senior roles at Warburg Dillon Read, including Chief of Staff to the Chief Operating Officer in London and Business Manager of the Global Rates Business in Zurich. From 1984 to 1989 he was a lecturer in astrophysics at the University of Basel. Between 1980 and 1989 he was a research analyst at the Institute of Astronomy at the University of Basel and European Southern Observatory. Mr. Cameron holds a PhD in astrophysics from the University of Basel.

Corporate governance, responsibility
and compensation

Elections and terms of office

In accordance with article 19 para. 1 of the Articles of Association, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis at the next AGM, which will take place on 2 May 2013.

BoD members are normally expected to serve for a minimum of three years. No BoD member can serve for more than 10 consecutive terms of office or continue to serve beyond the AGM held in the calendar year following his 70th birthday; in exceptional circumstances the BoD can extend both these limits.

Organizational principles and structure

The Organization Regulations were revised during 2012 and are valid as of 1 January 2013. The main changes made included reflecting “Wealth Management” and “Retail & Corporate” as separate business divisions, the joint responsibility assigned to the Audit Committee and the Risk Committee with regard to Group Internal Audit, the transfer of the succession planning for all GEB members from the Human Resources and Compensation Committee to the Governance and Nominating Committee and the introduction of a new section regarding “Global Recovery and Resolution Planning”.

Following each AGM, the BoD meets to appoint its Chairman, Vice Chairmen, Senior Independent Director, BoD committee members and their respective Chairpersons. At the same meeting, the BoD appoints a Company Secretary, who acts as secretary to the BoD and its committees.

According to the Articles of Association, the BoD meets as often as business requires, but must meet at least six times a year. In 2012, a total of 27 meetings were held, eight times with the presence of GEB members and 19 times for meetings and calls without GEB participation. On average, 90% of BoD members were present at BoD meetings without GEB participation, and 91% at meetings with GEB participation. The average duration of these meetings and calls was two and a half hours. In addition, the BoD met for a one-day seminar.

At every BoD meeting, each committee chairperson provides the BoD with updates on current activities of his or her committee as well as important committee issues.

At least once per year, the BoD reviews its own performance as well as the performance of each of its committees. This review is based on an assessment of the BoD under the auspices of the Governance and Nominating Committee, as well as a self-assessment of the BoD committees, and seeks to determine whether the BoD and its committees are functioning effectively and efficiently. The last self-assessment was completed in spring 2012 and the BoD found that it is operating effectively. In spring 2013, the assessment will be conducted by an external company.

The committees listed below assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations, published on www.ubs.com/governance.

Audit Committee

The Audit Committee comprises five BoD members, with all members having been determined by the BoD to be fully independent and financially literate. On 31 December 2012, William G. Parrett chaired the Audit Committee with Michel Demaré, Ann F. Godbehere, Isabelle Romy and Beatrice Weder di Mauro as additional members. All members have accounting or related financial management expertise and the majority qualify as “financial expert” in terms of the rules established pursuant to the US Sarbanes-Oxley Act of 2002.

The Audit Committee itself does not perform audits, but monitors the work of the external auditors, Ernst & Young Ltd., Basel (Ernst & Young), who in turn are responsible for auditing UBS’s and the Group’s annual financial statements and for reviewing the quarterly financial statements.

The function of the Audit Committee is to serve as an independent and objective body with oversight of: (i) the UBS Group’s accounting policies, financial reporting and disclosure controls and procedures; (ii) the quality, adequacy and scope of external audit; (iii) UBS’s compliance with financial reporting requirements; (iv) the senior management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and (v) the performance of Group Internal Audit in conjunction with the Chairman and the Risk Committee. For these purposes, the Audit Committee has the authority to meet with regulators and external bodies in consultation with the Group CEO. Senior management is responsible for the preparation, presentation and integrity of the financial statements.

The Audit Committee reviews the annual and quarterly financial statements of UBS and the Group, as proposed by management, with the external auditors and Group Internal Audit in order to recommend their approval (including any adjustments the Audit Committee considers appropriate) to the BoD.

Periodically, and at least annually, the Audit Committee assesses the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner. The BoD then submits these proposals for approval at the AGM.

During 2012, the Audit Committee held a total of 10 meetings and 15 telephone conferences. The meetings had an average duration of three hours and the telephone conferences lasted approximately one hour. Participation was 93%. Also present at the meetings were the Group Chief Financial Officer (Group CFO), the Head Group Internal Audit, the Group Finance Chief Operating Officer, the Head of Group Controlling & Accounting and Ernst & Young. The conference calls were conducted in the presence of the Audit Committee members, the Group CFO and selected management members. Joint Audit Committee/Risk Committee sessions were held at least every quarter. In addition, the Audit Committee held one session with FINMA.

The Audit Committee reports back to the BoD about its discus-

Corporate governance, responsibility and compensation

Corporate governance

sions with our external auditors. Once per year, the lead representatives of our external auditors present their long-form report to the BoD, as required by FINMA.

The NYSE listing standards on corporate governance set more stringent independence requirements for members of audit committees than for the other members of the BoD. Each of the five members of our Audit Committee is an external BoD member who, in addition to satisfying our independence criteria, does not receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS other than in his or her capacity as a BoD member; does not hold, directly or indirectly, UBS shares in excess of 5% of the outstanding capital; and (except as noted below) does not serve on the audit committees of more than two other public companies. The NYSE listing standards on corporate governance allow for an exemption for audit committee members to serve on more than three audit committees of public companies, provided that all BoD members determine that the candidate has the time and the availability to fulfill his or her obligations. Considering the credentials of William G. Parrett and Ann F. Godbehere, the BoD has granted this exemption in their cases.

Corporate Responsibility Committee

The Corporate Responsibility Committee supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct. It reviews and assesses stakeholder concerns and expectations for responsible corporate conduct and their possible consequences for UBS, and recommends appropriate actions to the BoD. The majority of the Corporate Responsibility Committee’s members must be independent. The Corporate Responsibility Committee comprises four independent BoD members and, on 31 December 2012, was chaired by Wolfgang Mayrhuber with Axel A. Weber, William G. Parrett, Beatrice Weder di Mauro and Joseph Yam as additional members. The Corporate Responsibility Committee is advised and supported by a number of senior business representatives. It met twice for approximately one and a half hours on average in 2012, and 90% of Corporate Responsibility Committee members were present.

è	Refer to the “Corporate responsibility” section of this report for more information

Governance and Nominating Committee

The Governance and Nominating Committee supports the BoD in fulfilling its duty to establish best practices in corporate governance across the Group, to conduct a BoD annual self-assessment, to establish and maintain a process for appointing new BoD and GEB members (in the latter case, upon proposal by the Group CEO), and to manage the succession planning of all GEB members. The Governance and Nominating Committee comprises four independent BoD members and, on 31 December 2012, Axel A. Weber chaired the Governance and Nominating Committee, with Michel Demaré, Axel P. Lehmann, Isabelle Romy and David Sidwell as additional members. In 2012, eight meetings were held with an average participation of 85% of members and a duration averaging one hour. One meeting was held with external advisors.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for the following functions: (i) supporting the BoD in its duties to set guidelines on compensation and benefits; (ii) approving the total compensation for the Chairman and the non-independent BoD members; (iii) proposing, together with the Chairman, total individual compensation for the independent BoD members and Group CEO for approval by the BoD; and (iv) proposing to the BoD for approval, upon recommendation of the Group CEO, the total individual compensation for GEB members. The Human Resources and Compensation Committee also reviews the compensation disclosure included in this report.

The Human Resources and Compensation Committee comprises four independent BoD members and, on 31 December 2012, Ann F. Godbehere chaired it with Rainer-Marc Frey, Wolfgang Mayrhuber and Helmut Panke as additional members. In 2012, six meetings and seven telephone conferences were held with an average duration of 100 minutes and participation rate of 85%. Of those meetings and calls, 11 were held with external advisors and 13 with the Chairman and Group CEO.

è	Refer to the “Compensation governance” section of this report for more information on the Human Resources and Compensation Committee’s decision-making procedures

Risk Committee

The Risk Committee is responsible for overseeing and supporting the BoD in fulfilling its duty to supervise and set appropriate risk management and control principles in the following areas: (i) risk management and control, including credit, market, country, legal and operational risks; (ii) treasury and capital management, including funding, liquidity and equity attribution; and (iii) balance sheet management. The Risk Committee considers the potential effects of the aforementioned risks on the Group’s reputation. For these purposes, the Risk Committee receives all relevant information from the GEB and has the authority to meet with regulators and external bodies in consultation with the Group CEO. On 31 December 2012, the Risk Committee comprised five independent BoD members. David Sidwell chaired the Risk Committee with Rainer-Marc Frey, Axel P. Lehmann, Helmut Panke and Joseph Yam as additional members. During 2012, the Risk Committee held a total of eight meetings and six calls, with an average participation rate of 87% of members. The average meeting duration was five and a half hours and the calls lasted approximately one hour and a quarter.

The Audit Committee Chairperson regularly attended part or all of the Risk Committee meetings. In 2012, the Chairman, the Group CEO, the Group CFO, the Group Chief Risk Officer, the Group General Counsel, the coCEOs or the CEO of the Investment Bank, the Group Treasurer, the Head Group Internal Audit and Ernst & Young were also regularly present. In addition, the Risk Committee and Human Resources and Compensation Committee met jointly to discuss topics on which they have shared

Corporate governance, responsibility
and compensation

responsibility. Annually, one session is held with the Governing Board of the SNB and one with FINMA. Two meetings were held with the Federal Reserve Bank of New York and the Connecticut Department of Banking and one meeting was held with the UK Financial Services Authority.

Adhoc Strategy Committee

In 2012, an ad-hoc committee on strategy (the Strategy Committee) was created to discuss details of the acceleration of UBS’s strategy with the senior management. On 31 December 2012, the Strategy Committee comprised four BoD members. Axel A. Weber chaired the Strategy Committee with Michel Demaré, Rainer-Marc Frey and David Sidwell as additional members. Two telephone conferences and one meeting were held with an average duration of 60 minutes and participation of 92%. All these events were attended by the Group CEO, the Group CFO and the Group Chief Operating Officer.

Special Committee conducting an independent internal investigation

In light of the unauthorized trading incident announced in September 2011, the BoD in the same month created a Special Committee comprised of three independent Risk Committee and Audit Committee members. Its role was, with assistance from Group Internal Audit, to conduct an independent internal investigation into the event, its causes, disciplinary consequences and proposed remedial actions, and to report its findings to the BoD.

David Sidwell chaired the Special Committee with Ann F. Godbehere and Joseph Yam as additional members. In 2012, the committee held five conference calls and one meeting. All of the Special Committee members were present and the meetings lasted for one hour on average. In June the committee decided that, for the time being, no further Special Committee meetings or actions were required and that the Special Committee would going forward be convened if necessary.

Roles and responsibilities of the Chairman of the Board of Directors

Axel A. Weber, the Chairman of the BoD (Chairman), has entered into a full-time employment contract with UBS in connection with his service on the BoD.

The Chairman coordinates the tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD decides on the strategy of the Group upon the recommendation of the Group CEO, exercises the ultimate supervision over management and appoints all GEB members.

The Chairman presides over all our shareholders’ meetings, and works with the committee chairpersons to coordinate the work of all BoD committees. Together with the Group CEO, the Chairman is responsible for ensuring effective communication with shareholders and other stakeholders, including government officials, regulators and public organizations. This is in addition to establishing and maintaining a close working relationship with the Group CEO and the other GEB members, providing advice and support while respecting the fact that day-to-day management responsibility is delegated to the GEB.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD appoints one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. Michel Demaré has been appointed as Vice Chairman and David Sidwell has been appointed as Senior Independent Director. A Vice Chairman is required to lead the BoD in the absence of the Chairman and to provide support and advice to the Chairman. At least twice a year, the Senior Independent Director organizes and leads a meeting of the independent BoD members in the absence of the Chairman. In 2012, three independent BoD meetings were held for a duration of one and a half hours each. The Senior Independent Director relays any issues or concerns of independent BoD members to the Chairman and acts as a contact point for shareholders and stakeholders wishing to engage in discussions with an independent BoD member.

Important business connections of independent members of the Board of Directors with UBS

As a global financial services provider and a major bank in Switzerland, we have business relationships with many large companies, including those in which our BoD members assume management or independent board responsibilities. The Governance and Nominating Committee determines if the nature of the relationships between UBS and the companies whose chair, chief executive or other officer is a member of our BoD does not compromise his or her capacity for independent judgment.

Our Organization Regulations require three-quarters of the BoD members to be independent. As a general rule, for a BoD member to be considered independent, he or she may not have a material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. In addition, in order to be considered independent, our BoD members have to fulfill the additional criteria our BoD has established based on the requirements set forth in the NYSE listing standards on corporate governance, the FINMA Circular 08 / 24 on the supervision and internal controls at banks and the standards established in the Swiss Code of Best Practice for Corporate Governance. These criteria, together with a definition of what constitutes a material relationship, are published on our website under www.ubs.com/governance.

Based thereupon, on 31 December 2012, all our BoD members were considered independent by the BoD, with the exception of our Chairman Axel A. Weber. In accordance with the abovementioned independence criteria and due to our Chairman’s full-time employment by UBS AG, he is not considered independent.

All relationships and transactions with UBS’s independent BoD members are conducted in the ordinary course of business, and

Corporate governance, responsibility and compensation

Corporate governance

are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. All relationships and transactions with UBS BoD members’ associated companies are conducted at arm’s length.

è	Refer to “Note 32 Related parties” in the “Financial information” section of this report for more information

Checks and balances: Board of Directors and Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group upon the recommendation of the Group CEO, and supervises and monitors the business, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, ensuring a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the firm, for which responsibility is delegated to the GEB under the leadership of the Group CEO. No member of one board may be a member of the other.

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

Group Internal Audit independently, objectively and systematically assesses the adherence to our strategy, effectiveness of governance, risk management and control processes at Group, divisional and regional levels, and monitors compliance with legal, regulatory and statutory requirements, as well as with internal policies and contracts. This internal audit organization has a functional reporting line to the Risk Committee and the Audit Committee in line with their responsibilities as set forth in our Organization Regulations. The Risk Committee and the Audit Committee must be informed of the results of the annual internal audit plan and status of annual internal audit objectives and must be in regular contact with the Head Group Internal Audit.

Our compliance function provided an annual compliance report to the BoD in March 2012. This report is required by sections 109 and 112 of the FINMA Circular 08 / 24 on the supervision and internal controls at banks.

è	Refer to the “Risk management and control” section of this report for more information

Corporate governance, responsibility
and compensation

Group Executive Board

UBS operates under a strict dual board structure, as required by Swiss banking law. The management of the business is delegated by the BoD to the Group Executive Board (GEB).

Members of the Group Executive Board and changes in 2012

Since the first quarter of 2012, UBS has reported Wealth Management and Retail & Corporate as separate business divisions, with Wealth Management & Swiss Bank ceasing to exist as a business division. Lukas Gähwiler became CEO of Retail & Corporate in addition to his position as CEO of UBS Switzerland, and Jürg Zeltner became CEO of UBS Wealth Management. On 22 March 2012, the Board appointed

Andrea Orcel as co-CEO of the Investment Bank alongside Carsten Kengeter, effective 1 July 2012. On 1 April 2012, Alexander Wilmot-Sitwell stepped down as co-CEO of UBS Group Asia Pacific and GEB member. As a consequence Chi-Won Yoon became sole CEO of UBS Group Asia Pacific on that date. On 1 November 2012, Andrea Orcel became sole CEO of the Investment Bank and Carsten Kengeter stepped down from the GEB to lead the management of the businesses and positions to be exited by the Investment Bank.

In spring 2013, the GEB decided that all responsibilities and authorities of the Corporate Center CEO are assumed by the Group Chief Operating Officer and to eliminate the role of the Corporate Center CEO.

The following biographies provide information on the GEB members.

Sergio P. Ermotti Swiss, born 11 May 1960 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CEO Year of initial appointment: 2011

Professional history and education

Sergio P. Ermotti was appointed Group CEO in November 2011, having held the position of Group CEO on an interim basis since September 2011. Mr. Ermotti became a member of the GEB in April 2011 and was Chairman and CEO of UBS Group Europe, Middle East and Africa from April to November 2011. From 2007 to 2010 he was Group Deputy Chief Executive Officer at UniCredit, Milan, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of Markets & Investment Banking Division. Between 2001 and 2003 he worked at Merrill Lynch, serving as co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. He began his career with Merrill Lynch in 1987, and held various positions within equity derivatives and capital markets. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Program at Oxford University.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Ermotti is a non-executive director of the London Stock Exchange Group.

Markus U. Diethelm Swiss, born 22 October 1957 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group General Counsel Year of initial appointment: 2008

Professional history and education

Markus U. Diethelm was appointed Group General Counsel of UBS and became a member of the GEB in September 2008. From 1998 to 2008 he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to that, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992 he practiced at Shearman & Sterling in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. Mr. Diethelm is a qualified attorney-at-law admitted to the bar in Zurich and in New York State.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Diethelm is Chairman of the Swiss-American Chamber of Commerce’s legal committee, and a member of the Swiss Advisory Council of the American Swiss Foundation, of the UBS Foundation of Economics in Society and of the Conseil de Fondation du Musée International de la Croix-Rouge et du Croissant-Rouge.

Corporate governance, responsibility and compensation

Corporate governance

John A. Fraser Australian and British, born 8 August 1951 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS Chairman and CEO Global Asset Management Year of initial appointment: 2002

Professional history and education

John A. Fraser was appointed Chairman and CEO of Global Asset Management in December 2001, and became a member of the GEB in July 2002. Since 2008 he has been Chairman of UBS Saudi Arabia. From 1998 to 2001 he was President and Chief Operating Officer of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998 he was the Executive Chairman and CEO of the Australia funds management business. Before joining UBS, Mr. Fraser spent over 20 years in various positions at the Australian Treasury, including two international postings in Washington, D.C., first, at the International Monetary Fund and, subsequently, as the Economic Minister at the Australian Embassy in Washington, D.C. He was the Deputy Secretary (Economic) of the Australian Treasury from 1990 to 1993. Mr. Fraser graduated from Monash University, Melbourne, in 1972, and holds a first-class honors degree in economics.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Fraser is a member of the Advisory Council of AccountAbility and Chairman of the Victorian Funds Management Corporation in Melbourne.

Lukas Gähwiler Swiss, born 4 May 1965 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Functions in UBS CEO UBS Switzerland and CEO Retail & Corporate Year of initial appointment: 2010

Professional history and education

Lukas Gähwiler became a member of the GEB and was appointed CEO of UBS Switzerland in April 2010. In his role as CEO of UBS Switzerland he is responsible for all businesses – retail, wealth management, corporate and institutional, investment banking and asset management – in UBS’s home market. Since January 2012 he has also been CEO of Retail & Corporate. Between April 2010 and January 2012 he combined the position of CEO of UBS Switzerland with the role of co-CEO of UBS Wealth Management & Swiss Bank. From 2003 to 2010 he was the Chief Credit Officer at Credit Suisse and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed Chief of Staff to the CEO of Credit Suisse’s Private and Corporate business unit and, previous to that, held various front-office positions in Switzerland and North America. He earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen. Mr. Gähwiler completed an MBA program in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Gähwiler is a member of the board of Economiesuisse, the Zurich Chamber of Commerce and Opernhaus Zurich. He is Vice Chairman of the Swiss Finance Institute, as well as a member of the Foundation Board of the UBS pension fund and of the UBS Foundation of Economics in Society.

Ulrich Körner

German and Swiss, born 25 October 1962

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

Group Chief Operating Officer and

CEO Corporate Center

CEO UBS Group Europe, Middle East and Africa

Year of initial appointment: 2009

Professional history and education

Ulrich Körner was appointed Group Chief Operating Officer and CEO Corporate Center, and became a member of the GEB in April 2009. In addition to this function, he was appointed CEO of UBS Group Europe, Middle East and Africa in December 2011. In 1998, Mr. Körner joined Credit Suisse. He served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions, including CFO and Chief Operating Officer. From 2006 to 2008 he was responsible for the entire Swiss client business as CEO Credit Suisse Switzerland. Mr. Körner received a PhD in business administration from the University of St. Gallen, and for several years was an auditor at Price Waterhouse and a management consultant at McKinsey & Company.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Körner is Vice Chairman of the Committee of the Governing Board of the Swiss Bankers Association, Chairman of the Widder Hotel in Zurich, and is Vice President of the Board of Lyceum Alpinum Zuoz. He is Deputy Chairman of the Supervisory Board of UBS Deutschland AG, Chairman of the Foundation Board of the UBS pension fund, a member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce, a member of the Advisory Board of the Department of Banking and Finance at the University of Zurich and a member of the business advisory council of the Laureus Foundation Switzerland.

Corporate governance, responsibility
and compensation

Philip J. Lofts British, born 9 April 1962 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group Chief Risk Officer Year of initial appointment: 2008

Professional history and education

Philip J. Lofts became a GEB member in 2008, and was re-appointed as Group Chief Risk Officer in December 2011 after serving in the same role from 2008 to 2010. He was CEO of UBS Group Americas from January to November 2011. Mr. Lofts, who began his career with UBS over 25 years ago, became Group Risk Chief Operating Officer in 2008 after three years serving as Group Chief Credit Officer. Before this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the US. Mr. Lofts joined Union Bank of Switzerland in 1984 as a credit analyst and was appointed Head of Structured Finance in Japan in 1998. Mr. Lofts successfully completed his A-levels at Cranbrook School. From 1981 to 1984 he was a trainee at Charterhouse Japhet plc, a merchant bank, which was acquired by the Royal Bank of Scotland in 1985.

Robert J. McCann

American (US) and Irish, born 15 March 1958

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS

CEO Wealth Management Americas

CEO UBS Group Americas

Year of initial appointment: 2009

Professional history and education

Robert J. McCann was appointed CEO of Wealth Management Americas and became a member of the GEB in October 2009. In addition, he has been CEO of UBS Group Americas since December 2011. From 2003 to 2009 he worked for Merrill Lynch as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He began his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 2001 to 2003 he was Head of Global Securities Research and Economics. In 2000, he was appointed Chief Operating Officer of Global Markets and Investment Banking. From 1998 to 2000 he was Global Head of Global Institutional Debt and Equity Sales. Mr. McCann graduated with a bachelor’s in economics from Bethany College, West Virginia, and holds an MBA from Texas Christian University.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. McCann is a board member of the American Ireland Fund, and is Vice Chairman of the Bethany College Board of Trustees. He is a member of the Clearing House Advisory Board, a member of the Presidents Circle of No Greater Sacrifice in Washington, D.C., a member of the Committee Encouraging Corporate Philanthropy and a member of the board of the Catholic Charities of the Archdiocese of New York.

Tom Naratil American (US), born 1 December 1961 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS Group CFO Year of initial appointment: 2011

Professional history and education

Tom Naratil was appointed Group CFO and became a member of the GEB in June 2011. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his current appointment. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined Paine Webber Incorporated in 1983, and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a bachelor of arts degree in history from Yale University.

Corporate governance, responsibility and compensation

Corporate governance

Andrea Orcel Italian, born 14 May 1963 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO Investment Bank Year of initial appointment: 2012

Professional history and education

Andrea Orcel was appointed CEO of the Investment Bank in November 2012. He had been appointed co-CEO of the Investment Bank and a member of the GEB in July 2012. He joined UBS from Bank of America Merrill Lynch, where he had been Executive Chairman since 2009, President of Emerging Markets (ex Asia) since 2010 and CEO of European Card Services since 2011. Prior to Merrill Lynch’s acquisition by Bank of America, Mr. Orcel was a member of Merrill Lynch’s global management committee and Head of Global Origination, which combined Investment Banking and Capital Markets. He held a number of other leadership positions, including President of Global Markets & Investment Banking for Europe, Middle East and Africa (EMEA) and Head of EMEA Origination beginning in 2004. Between 2003 and 2007 he led the Global Financial Institutions Group, of which he had been part since joining Merrill Lynch in 1992. Prior to this, he worked at Goldman Sachs and the Boston Consulting Group. Mr. Orcel holds an MBA from INSEAD and a degree in economics and commerce, summa cum laude, from the University of Rome.

Chi-Won Yoon Korean, born 2 June 1959 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO UBS Group Asia Pacific Year of initial appointment: 2009

Professional history and education

Chi-Won Yoon was appointed CEO of UBS Group Asia Pacific in April 2012 and has been a member of the GEB since June 2009. He held the position of co-Chairman and co-CEO of UBS Group Asia Pacific from November 2010 to March 2012. From June 2009 to November 2010 he served as sole Chairman and CEO of UBS AG, Asia Pacific. Prior to his current role, Mr. Yoon served as Head of UBS’s securities business in Asia Pacific: Asia Equities, which he oversaw from 2004, and Asia Pacific Fixed Income, Currencies and Commodities, which he led from 2009. When he first joined the firm in 1997, he served as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working first at Merrill Lynch in New York and then at Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, he worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from the MIT, and in 1986, a master’s degree in management from MIT’s Sloan School of Management.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Yoon is on the board of UBS Securities Co. Ltd. and a member of the Asian Executive Board of MIT’s Sloan School of Management.

Jürg Zeltner Swiss, born 4 May 1967 UBS AG, Bahnhofstrasse 45, CH-8098 Zurich Function in UBS CEO UBS Wealth Management Year of initial appointment: 2009

Professional history and education

Jürg Zeltner became a member of the GEB in February 2009 and is CEO of UBS Wealth Management. Between February 2009 and January 2012 he served as co-CEO of UBS Wealth Management & Swiss Bank. In November 2007, he was appointed as Head of Wealth Management North, East & Central Europe. From 2005 to 2007 he was the CEO of UBS Deutschland, Frankfurt and, prior to that, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998 he was with Swiss Bank Corporation in various roles within the Private and Corporate Client division in Berne, New York and Zurich. Mr. Zeltner holds a diploma in business administration from the College of Higher Vocational Education in Berne and is a graduate of the Advanced Management Program at Harvard Business School.

Other activities and functions

Mandates on boards of important corporations, organizations and foundations or interest groups:

Mr. Zeltner is a board member of the German-Swiss Chamber of Commerce and Chairman of the UBS Optimus Foundation Board.

Corporate governance, responsibility
and compensation

Responsibilities, authorities and organizational principles of the Group Executive Board

Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its business. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies. The GEB constitutes itself as the risk council of the Group. In this function, the GEB has overall responsibility for the following: establishing and supervising the implementation of risk management and control principles; approving major risk policies as proposed primarily by the Group Chief Risk Officer; and controlling the risk profile of the Group as a whole as determined by the BoD and the Risk Committee. In 2012, the GEB held a total 22 meetings, not including two GEB offsite meetings and two ad hoc conference calls.

è	Refer to the Organization Regulations, which are available at www.ubs.com/governance, for more information on the authorities of the Group Executive Board

Responsibilities and authorities of the Group Asset and Liability Management Committee

The Group Asset and Liability Management Committee (Group ALCO), established by the GEB, is responsible for setting strategies to maximize the financial performance of the Group, and is subject to the guidelines, constraints and risk tolerances set by the BoD. The Group ALCO is also responsible for managing the balance sheet of the business divisions through allocation and monitoring of limits as well as managing capital, liquidity and funding; and promoting a one-firm financial management culture. The Organization Regulations additionally specify which powers of the GEB are delegated to the Group ALCO. In 2012, the Group ALCO held nine meetings.

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

Duty to make an offer

An investor who acquired more than 33 1/3% of all voting rights of UBS AG (directly, indirectly or in concert with third parties), whether they are exercisable or not, would be required to submit a takeover offer for all shares outstanding, according to the Swiss Stock Exchange Act. We have not elected to change or opt out of this rule.

Clauses on change of control

Neither the employment agreement with the Chairman of the BoD, nor the employment contracts with the Group Executive Board (GEB) members and employees holding key functions within the company (Group Managing Directors), contains change of control clauses.

All employment contracts with GEB members contain a notice period of six months, except for one which contains a 12-month notice period. During the notice period, GEB members are entitled to their salary and continuation of existing employment benefits.

In case of a change of control, UBS may, at its discretion, accelerate the vesting of and/or relax applicable forfeiture provisions of employees’ awards, and defer lapse date of options or stock appreciation rights.

According to the agreement we have entered into with the Swiss National Bank (SNB), in the event of a change in control of UBS, the SNB has the right, but not the obligation, to require that we purchase the loan the SNB provided to the SNB StabFund at its outstanding principal amount plus accrued interest, and that we purchase the SNB StabFund’s equity at 50% of its value at the time.

Corporate governance, responsibility
and compensation

Auditors

Audit is an integral part of corporate governance. While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit (GIA). The Audit Committee, and ultimately the Board of Directors (BoD), supervises the effectiveness of audit work.

è	Refer to the “Board of Directors” section of this report for more information on the Audit Committee

External independent auditors

At the 2012 Annual General Meeting of Shareholders (AGM), Ernst & Young were reelected as auditors for the Group for a further oneyear term of office. Ernst & Young assume virtually all auditing functions according to laws, regulatory requests and the Articles of Association. The Ernst & Young lead partner in charge of the UBS financial audit has been Jonathan Bourne since 2010 and his incumbency is limited to five years. The co-signing partner for the financial statement audit is Troy J. Butner who has been on the audit since 2011 and his incumbency is limited to seven years. The Lead Auditor to FINMA is Iqbal Khan; he has been in charge of auditing UBS since 2011. The co-signing partner for the FINMA audit was Marc Ryser since 2012 with an incumbency of seven years.

Special auditor for capital increase

At the 2012 AGM, BDO AG was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions independently from the auditors in connection with capital increases.

Fees paid to external independent auditors

The fees (including expenses) paid to our auditors Ernst & Young are set forth in the table below. In addition, Ernst & Young received CHF 33,327,000 in 2012 (CHF 30,106,000 in 2011) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit in accordance with applicable laws and generally accepted auditing standards, as well as other assurance services that conventionally only the auditor can provide. These include statutory and regulatory audits, attest services, and the review of documents to be filed with regulatory bodies. The additional services classified as audit in 2012 included several engagements for which Ernst & Young were mandated at the request of FINMA to review new or remediated processes, whether in response to regulatory changes, such as Basel III, or as a result of control deficiency remediation, for example, in connection with the 2011 unauthorized trading incident.

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

“Other” services are permitted services which comprise oncall advisory services and in 2012 also an assessment of the opera-

Fees paid to external auditors
UBS paid the following fees (including expenses) to its external auditors Ernst & Young Ltd.:
CHF thousand	31.12.12	31.12.11
Audit

Global audit fees	53,900	52,600

Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	23,648	5,240

Total audit	77,548	57,840

Non-audit

Audit-related fees	8,401	8,190

of which assurance and attest services	3,427	3,123

of which control and performance reports	4,134	4,626

of which advisory on accounting standards, transaction consulting including due diligence, other	840	441

Tax services	817	1,021

Other	1,990	1,483
Total non-audit	11,208	10,694

Corporate governance, responsibility and compensation

Corporate governance

tional risk framework. In addition, 2012 and 2011 included non-recurring expenses.

Pre-approval procedures and policies

To ensure Ernst & Young’s independence, all services provided by them have to be preapproved by the Audit Committee. A pre-approval may be granted either for a specific mandate, or in the form of a blanket pre-approval authorizing a limited and well-defined type and amount of services.

The Audit Committee has delegated pre-approval authority to its Chairperson, and the Group Chief Financial Officer (Group CFO) submits all proposals for services by Ernst & Young to the Chairperson of the Audit Committee for approval, unless there is a blanket pre-approval in place. At each quarterly meeting, the Audit Committee is informed of the approvals granted by its Chairperson and of services authorized under blanket pre-approvals.

Group Internal Audit

With 357 personnel worldwide on 31 December 2012, GIA performs the internal auditing function for the entire Group. GIA is an independent and objective function that supports the firm in achieving its defined strategic, operational, financial and compliance objectives, and the BoD and its committees in discharging their governance responsibilities. GIA provides assurance by assessing the reliability of financial and operational information, as well as compliance with legal, regulatory and statutory requirements. All reports with key issues are provided to the Group CEO, the Group Executive Board members responsible for the business divisions and other responsible management. In addition, the Chairman, the Risk Committee and the Audit Committee are regularly informed about important issues. GIA further assures the closure and successful remediation of issues, irrespective of the function which identified them (issues identified by GIA, local internal audit functions, external auditors, legal and compliance, regulators, as well as self-identified issues raised by management). GIA closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head of GIA, James P. Oates, reports directly to the Chairman of the BoD as well as to the Risk Committee and the Audit Committee. GIA has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data needed to fulfill its auditing duties. The Risk Committee and the Audit Committee may order special audits to be conducted. Other BoD members, committees or the Group CEO may request such audits with the approval of the Audit Committee or the Risk Committee.

Coordination and close cooperation with the external auditors enhance the efficiency of GIA’s work.

Corporate governance, responsibility
and compensation

Information policy

We provide regular information to our shareholders and to the financial community.

Financial results will be published as follows

First quarter 2013	30 April 2013

Second quarter 2013	30 July 2013

Third quarter 2013	29 October 2013

The Annual General Meeting of shareholders will take place as follows

2013	2 May 2013

2014	7 May 2014

We meet with institutional investors worldwide throughout the year and regularly hold results presentations, special investor seminars as well as deal-related and non-deal road shows. Meetings include members of the investor relations team and, where possible, senior management. We make use of diverse technologies such as webcasting, audio links and cross-location video-conferencing to widen our audience and maintain contact with shareholders around the world.

Registered shareholders may opt to receive our annual report or review booklet, which reflects on specific 2012 initiatives and achievements of the firm and provides an overview of our activities during the year as well as some key financial information. Each quarter, shareholders have the option to receive a brief mailed update on our quarterly financial performance. Shareholders can also request our complete financial reports, produced on a quarterly and annual basis.

We make our publications available to all shareholders simultaneously to ensure they have equal access to our financial information.

Shareholders can help us to achieve our environmental ambitions by opting to read our financial publications electronically through our Investor Relations website instead of taking delivery of printed copies. We have reviewed and shortened our distribution lists to internal and external stakeholders and reduced stocks, yielding significant annual savings in terms of both paper and costs. In addition, shareholders can change their subscription preferences at any time using our shareholder portal (www.ubs.com/shareholderportal).

è	Refer to www.ubs.com/investors for a complete set of published reporting documents and a selection of senior management industry conference presentations
è	Refer to the corporate calendar at www.ubs.com/investors for future financial report publication and other key dates
Financial disclosure principles

Based on discussions with analysts, investors, regulators and other stakeholders, we believe the market rewards companies that provide clear, consistent and informative disclosure about their business. Therefore, we aim to communicate our strategy and results in a manner that allows stakeholders to gain an understanding of how our firm works, what our growth prospects are and what risks our strategy entails. We continually assess feedback from analysts and investors and, where appropriate, reflect this in our quarterly and annual reports. To continue achieving these goals, we apply the following principles in our financial reporting and disclosure:

–	Transparency in disclosure that enhances understanding of the economic drivers and builds trust and credibility
–	Consistency in disclosure within each reporting period and between reporting periods
–	Simplicity in disclosure that allows readers to gain an understanding of the performance of our businesses
–	Relevance in disclosure that prevents information overload by focusing on what is required by regulation or statute and what is relevant to our stakeholders
–	Best practice, leading the way to improved standards

We endorse the work of the Enhanced Disclosure Task Force (EDTF) and the recommendations issued by the EDTF on 29 October 2012 in its report “Enhancing the Risk Disclosures of Banks.” Our Annual Report for 2011 contained disclosures consistent with many of the recommendations of the EDTF, including some referenced in their report as “leading practice.” We have incorporated further changes to our disclosures in our Annual Report for 2012 in light of these recommendations and will further enhance our Annual Report in 2013.

Financial reporting policies

We report our results after the end of every quarter, including a breakdown of results by business division and disclosures relating to risk management and control, capital, liquidity and funding management.

Our consolidated financial statements are prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for a detailed explanation of the basis of UBS’s accounting

We are committed to maintaining the transparency of our reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of our business divisions, or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, our results are restated for previous periods, when required by applicable accounting standards. These restatements show how results would have been reported according to the new basis and provide clear explanations of all relevant changes.

Corporate governance, responsibility and compensation

Corporate governance

US regulatory disclosure requirements

As a “foreign private issuer”, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (SEC) under the US federal securities laws. We file an annual report on Form 20-F, and submit our quarterly financial reports and other material information, including materials sent to shareholders in connection with shareholders’ meetings, under cover of Form 6-K to the SEC. These reports are all available at www.ubs.com/investors and also on the SEC’s website at www.sec.gov.

An evaluation was carried out under the supervision of management including the Group CEO and the Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the

Group CEO and Group CFO concluded that our disclosure controls and procedures were effective as of 31 December 2012. No significant changes have been made to our internal controls or to other factors that could significantly affect these controls subsequent to the date of their evaluation.

In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting. The financial information of this report contain the management’s assessment of the effectiveness of internal control over financial reporting as of 31 December 2012. The external auditors’ report on this assessment is also included in this report.

è	Refer to the “Financial information” section of this report

Corporate governance, responsibility
and compensation

Corporate responsibility

Our firm’s commitment to corporate responsibility demands careful management of our relationships with our stakeholders. Our engagement with them makes a critical contribution to our understanding and management of topics relevant to our firm and to advancing our corporate responsibility strategy. In 2012, we directed our efforts at key societal topics, met key corporate responsibility objectives and delivered on our external corporate responsibility commitments to the benefit of our firm and its stakeholders.

The successful delivery of our corporate responsibility commitments and activities is founded on the firm conviction that, above all, our firm must conduct its business in a sustainable way. We have made good on this belief over the course of our 150-year history and have demonstrated resilience in the face of the many political, economic and regulatory changes and challenges that came to pass during this period. As shown in detail elsewhere in this report, 2012 was a milestone year for UBS in more ways than one. Historically, we celebrated the firm’s 150th anniversary together with clients and others around the globe. We continued to successfully execute our plans to improve our already strong capital position and reduce riskweighted assets and costs. In October, from this position of strength, we announced a significant acceleration in the implementation of our strategy that will define the future of UBS.

We aim to conduct our business in a sustainable way by complying with all our policies, guidelines and procedures relating to appropriate and responsible corporate behavior. Our definition of corporate responsibility encompasses the legal, ethical and social responsibilities that we as a company and as employees have towards our stakeholders. These responsibilities are reflected in our Code of Business Conduct and Ethics.

By adhering to this code, we demonstrate our commitment to being a responsible corporate institution and acting with integrity in all our interactions with our stakeholders. Proper implementation of the Code of Business Conduct and Ethics contributes to the wider societal goal of sustainable development. Policies and guidelines as well as associated objectives related to this aspiration are guided and supervised at the highest level of our firm. We demonstrate accountability for our corporate responsibility commitments and activities at both Board of Directors (BoD) and Group Executive Board (GEB) level.

Corporate governance, responsibility and compensation

Corporate responsibility

Key corporate responsibility developments in 2012

In 2012, we continued to support our clients in understanding key societal opportunities and challenges and acted as a trusted financial advisor on sustainability issues. We did so by expanding our comprehensive range of sustainability products and services, including impact investing, sustainable real estate funds, socially responsible investment products and advisory on sustainability challenges.

We have established a leading position in values-based investing and providing environmental, social and governance (ESG) research. In 2012, we demonstrated this, for example, through the global roll-out of our Investment Bank’s ESG Analyzer and through the honors we received in the annual Thomson Reuters Extel/UKSIF Socially Responsible Investing & Sustainability survey. Our firm’s efforts also received external recognition in the S&P Carbon Disclosure Project report.

We apply a robust framework to manage environmental and social risk in our businesses. In 2012, we continued to strengthen the implementation of key policies and standards, including our Position on Controversial Activities, supported by a sustained roll-out of training and awareness-raising activities for client-facing staff. In doing so, we were able to draw from an industry-leading environmental and social risk screening process, which we established through a successful collaboration between our risk and compliance functions in 2011.

Our compliance function is a significant contributor to ensuring that our corporate responsibility commitments are met and plays a key role in protecting our firm from reputational, business or financial damage. At the same time, it makes a valuable and significant contribution to the fight against financial crime, in particular by deploying our global sanctions, anti-money laundering and anti-bribery programs to deny rogue states, suspected criminals and terrorists access to the financial system via UBS or its products and services. A comprehensive legal and compliance risk assessment in 2011 did not identify any significant incidents of non-compliance with our anti-corruption policy and other regulations related to anti-corruption. Nonetheless, in 2012 an anti-corruption initiative was put in place to strengthen our defenses against corruption involving the firm.

Our environmental and social risk management and our global sanctions, anti-money laundering and anti-bribery programs are important examples of the need for effective outreach and internal collaboration between our business divisions and external collaboration with our stakeholder community. In 2012, we once again demonstrated our commitment to engaging with various initiatives and partners to develop and, where appropriate, enhance our standards. We joined the Roundtable on Sustainable Palm Oil as part of its “Banks & Investors” membership category. We also joined other organizations focused on topics of major relevance to society, including the European Venture Philanthropy Association and the World Demographic & Ageing Forum. We are among the thought leaders in corporate responsibility in banking and participate actively in key international corporate responsibility initiatives. These include the Wolfsberg Group (on anti-money laundering), the UN Principles for Responsible Investment (on responsible investing), the UN Global Compact and the UN Environment Program (UNEP) Finance Initiative.

Our long-standing involvement in the UNEP Finance Initiative reflects our commitment to managing our environmental footprint. Our worldwide environmental management system covers in-house operations, risk management and products and services. In 2012, UBS successfully passed its ISO 14001 surveillance audit. We accomplished our Group-wide CO2 emission reduction target of 40% below 2004 levels, as originally decided by the GEB in February 2006. In addition, we renewed our climate change strategy and are determined to prepare our clients for success in an increasingly carbon-constrained world.

Our well-established and vigorous community investment program formed an integral part of our firm’s 150th anniversary celebrations. UBS Community Affairs teams around the world implemented an Employee Recognition Award, recognizing 150 UBS employees or teams of employees for their outstanding community involvement. In Switzerland, we launched a major education initiative, consisting of six sub-projects centering on the UBS International Center of Economics in Society at the University of Zurich. This initiative will benefit the entire Swiss population notably by providing support to projects aimed at apprentices, young entrepreneurs, start-up companies and employees of all age groups.

è	Refer to www.ubs.com/responsibility for more information on the contents of this section

Corporate governance, responsibility
and compensation

Governance, strategy and commitments

Corporate responsibility governance

The BoD is responsible for formulating our firm’s values and standards and ensuring we meet our obligations to our stakeholders. Both the Chairman of the BoD and the Group Chief Executive Officer (Group CEO) play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

All BoD committees are focused on achieving our goal of creating sustainable value. Of the five BoD committees, the Corporate Responsibility Committee shoulders the main undertaking for corporate responsibility. As set out in the committee’s charter, the Corporate Responsibility Committee actively reviews and assesses how we meet the existing and evolving corporate responsibility expectations of our stakeholders. It also monitors and reviews our corporate responsibility policies and regulations, as well as the implementation of our corporate responsibility activities and commitments. Moreover, it regularly reviews the Code of Business Conduct and Ethics. In 2012, an external review of this code, undertaken at the behest of the BoD, praised the high quality of the document. The reviewers proposed various minor modifications which were subsequently implemented and a revised version of the Code of Business Conduct and Ethics was published.

è	Refer to www.ubs.com/code for a copy of the UBS Code of Business Conduct and Ethics
è	Refer to the Organization Regulations of UBS for the Charter of the Corporate Responsibility Committee

In 2012, the Corporate Responsibility Committee continued to be chaired by Wolfgang Mayrhuber. The committee has four additional members, including the Chairman of the BoD, and is advised by a panel of ten members mainly from the GEB, including the Group CEO and all regional CEOs. The members of the advisory panel participate in Corporate Responsibility Committee meetings and are responsible for implementing its recommendations. The advisory panel benefits from direct connections to operational corporate responsibility activities such as anti-money laundering (through the membership of the Group General Counsel) and environmental & social risk management (through the membership of the Group Chief Risk Officer, who also holds the role of Group Environmental Representative).

The GEB is responsible for the development and implementation of our Group and business division strategies, including those pertaining to corporate responsibility. At, or directly below, GEB level there are various committees or boards concerned with tasks and activities relating to particular aspects of corporate responsibility, including the Global Environmental & Social Risk Committee chaired by the Group Chief Risk Officer. Additionally, our Environmental & Human Rights Committee oversees the operational execution of UBS’s Environmental Policy and Statement on Human Rights.

è	Refer to www.ubs.com/environment for more information on our environmental and human rights governance

The GEB monitors our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by the Head of Global AML (anti-money laundering) Compliance and supported by a network of expert global business teams. The GEB also monitors the implementation of our diversity and inclusion-related strategies and plans for each business division. Our global diversity and inclusion team supports senior management and Human Resources business partners in developing these plans. Our global head of Human Resources is also a member of the Corporate Responsibility Committee’s advisory panel.

è	Refer to the “Our employees” section of this report for more information on labor standards and diversity programs

The Global Community Affairs Steering Committee is chaired by the Group CEO and composed of several members of our senior management. This GEB-level committee sets the overall strategic direction and aims of our community affairs. In addition, it is ultimately responsible for determining our response to worldwide disasters.

è	Refer to the discussion on community investment below for more information on our charitable and related activities

Corporate governance, responsibility and compensation

Corporate responsibility

Our commitment to responsible banking requires us to undertake regular and critical assessments of our policies and practices. This in turn requires the careful consideration and assessment of societal issues of potential relevance to UBS. With committees focused on corporate responsibility topics and issues both at BoD and GEB level, we demonstrate that we have firmly established responsibility for the oversight of this important and complex task at the highest level of the firm.

External commitments and initiatives

We are committed to engaging in external corporate responsibility initiatives. These support us in our efforts to advance in areas that are already mandated by government and regulators as well as in areas that, while still largely voluntary, are nonetheless of significance to strengthening our corporate responsibility agenda.

In 2012, UBS joined the Roundtable on Sustainable Palm Oil (RSPO), thereby reinforcing our commitment to responsible palm oil production. As part of the RSPO’s “Banks & Investors” membership category, UBS actively promotes RSPO in its business relationships in the palm oil sector, for example by requiring that our clients are members in good standing of the RSPO and by actively seeking to enhance certification of their palm oil production.

In May 2011, directly prior to the United Nations’ endorsement of the Guiding Principles for the Implementation of the “Protect, Respect and Remedy” Framework on business and human rights (the Guiding Principles), UBS convened a meeting in Thun, Switzerland, with a number of universal banks (subsequently referred to as the Thun Group) to consider the Guiding Principles. In 2012, a discussion document setting out the challenges and best practice examples of operationalizing the Guiding Principles in universal banks was drafted and developed. Work is currently ongoing in order to finalize the document.

External ratings, assurance and awards

Our performance and success in the area of sustainability is reflected in the key external ratings and rankings we have achieved. As one of the top 10 companies worldwide in the 2012 Carbon Disclosure Project, UBS was ranked as excellent in its measures to combat climate change.

We are included in the Carbon Performance Leadership Index, which is produced by the Carbon Disclosure Project and features companies that have distinguished themselves through their efforts to reduce emissions and their strategies for combating climate change. We are also represented in the Carbon Disclosure Leadership Index, putting us among the companies which are setting the standards in reporting on the risks and opportunities arising for businesses in connection with climate change. We are among the few financial sector companies represented in both Carbon Disclosure Project indices.

We have been a member of the FTSE4Good index series since its inception and obtained a top ranking in 2012. We are, however, disappointed that we were removed from the Dow Jones Sustainability Index World (DJSI World). Our overall assessment had risen to 76 points in 2011, a score we maintained throughout 2012, but as the benchmark was raised in 2012, we no longer qualified for inclusion in the index.

We received several honors in the 10th annual Thomson Reuters Extel/UKSIF Socially Responsible Investing & Sustainability Survey of over 500 investment professionals from 27 countries. We were named the leading brokerage firm for renewable energy research and our head of global sustainability research in the Investment Bank was honored as the leading brokerage individual for thematic research. UBS was ranked second in the leading brokerage firm for thematic research and leading brokerage individual for renewable energy research categories, as well as third in the leading brokerage firm for integrated research on climate change and leading brokerage firm for SRI & sustainability overall categories.

Furthermore, we were ranked third in Lundquist’s CSR Online Awards Switzerland 2012, maintaining our top-three ranking for the fourth consecutive year. These awards consider how well corporate websites are used as a platform for corporate social responsibility communications and stakeholder engagement.

Stakeholder dialogue

We regularly engage with our stakeholders on a wide range of topics, yielding important information on their expectations and concerns. This provides a critical contribution to our understanding and management of issues relevant to our firm. Our relationships with stakeholders are multi-faceted and include major single interactions with large groups (e.g. the 2012 employee survey), regular communications throughout the year with representatives from a particular group (e.g. media), as well as dialogue meetings with single individuals (e.g. client enquiries).

In 2012, we engaged with experts and stakeholders on a range of topics. These included discussions with clients on values-based investing, including those taking place at the 2012 UBS Philanthropy Forum. At the annual UBS Q-Series® conference, global thought leaders were joined by nearly 200 clients and investors. The conference featured 40 speakers from some of the world’s leading academic and business institutions, who identified inflection points – ranging from current environmental, social and governance issues to the impact of changing dynamics – and discussed how these can affect a company’s business objectives and ultimate profitability.

Discussions with employees covered various sustainability topics, including energy. Working together with investors and rating agencies, we considered key environmental, social and governance topics such as climate change, while discussions with nongovernmental organizations focused on the subjects of deforestation, mining, controversial weapons, and climate change, particularly in relation to coal. In addition, we sought input from our employees regarding our corporate responsibility strategy and associated activities. An internal, cross-divisional and cross-regional network of experts continues to play a particularly important role, with its members providing critical input on stakeholder expectations and concerns. These contributions are relayed back to the Corporate Responsibility Committee and provide a very

Corporate governance, responsibility
and compensation

valuable addition to information gathered through other monitoring channels.

We believe it is crucial that we keep our stakeholders informed about our sustainability commitments and activities. To this end, we include sections in our Annual Report 2012 dedicated to “Corporate responsibility” and “Our employees”. The content of these sections, other relevant Annual Report text and data and information on the UBS website are reviewed by Ernst & Young Ltd according to the Global Reporting Initiative’s Sustainability Reporting Guidelines.

è	Refer to www.ubs.com/gri for more information

Training and awareness-raising

We actively engage in internal and external education and awareness-raising on corporate responsibility topics and issues. Through induction, education and broader awareness-raising activities we ensure that our employees are in no doubt as to the importance of our societal commitments. General information is published on our intranet and on our corporate responsibility website. In 2012, training and awareness-raising activities for employees continued to embrace the Code of Business Conduct and Ethics, notably through induction events for all new employees. Employees were also made aware of the firm’s corporate responsibility strategy and activities through other training and awareness-raising activities. Some 4,514 employees received training on environmental issues, of which, 3,548 received a general education on our environmental policy and programs and 966 participated in specialist training targeted within their area of expertise and influence. Employee speaker sessions, exhibitions and lunchtime training sessions were delivered in all regions alongside specific technical training for the regional environmental teams. Employees are also required to undergo regular refresher training in anti-money laundering-related issues. This includes online training, awareness campaigns and seminars.

è	Refer to the “Education and talent development” section of this report for more information

Corporate responsibility in banking

We are focused on gaining and retaining the trust of all our stakeholders alongside our goal of generating sustainable earnings and creating long-term shareholder value. We are aligned with the demands of our shareholders, clients, employees and society in general and our banking activities are undertaken in a responsible manner. In addition, we are constantly striving to ensure that our products and services are suited to the needs and requirements of our clients. Through our corporate responsibility efforts we demonstrate that we are not only listening to our stakeholders, but also aiming to be in an industry-leading position and meet their expectations.

Combating financial crime

We continue to further strengthen our efforts to prevent and combat financial crime. Our commitment to assisting in the fight against money laundering, corruption and terrorist financing is illustrated by the way we take responsibility in our own operations for preserving the integrity of the financial system. We employ a rigorous risk-based approach to ensure our policies and procedures are able to detect risks and that relationships which are classified as higher risk are dealt with appropriately. We adhere to strict know-your-client regulations without undermining clients’ legitimate right to privacy. Ongoing due diligence and monitoring, including the use of advanced technology to help identify transaction patterns or unusual dealings, assists in the identification of suspicious activities. If suspicious activities are discovered, they are promptly escalated to management or control functions.

During 2012, Global AML (anti-money laundering) Compliance worked closely with the Environmental and Social Risk group to develop and introduce new and more effective ways to screen potential business partners, vendors and clients with regards to potential issues relating to environmental and social risk.

In 2011, all business divisions were required to perform a legal and compliance risk assessment. This comprehensive process, which included an assessment of corruption, sanction and anti-money laundering risks, is also forward-looking with follow-up actions to highlight the priorities and objectives for each business division. This risk assessment did not identify any significant incidents of non-compliance with our anti-corruption policy and other anti-corruption regulations. Nonetheless, in 2012 an anti-corruption initiative was put in place to strengthen our defenses against corruption.

As part of our extensive and ongoing efforts to prevent money laundering, corruption and terrorist financing, our internal global anti-money laundering policies were reviewed in 2011 and enhancements to address more specific risks in relation to corruption and terrorist financing were implemented globally. We have also reviewed and amended our approach to controversial weapons in order to comply with the Swiss law that came into effect on 1 February 2013. This law implements the Oslo Convention ban on the use, stockpiling, production and transfer of cluster munitions and the ban on the use, stockpiling, production and transfer of anti-personnel mines and on their destruction.

We are a founding member of the Wolfsberg Group, an association of 11 global banks established in 2000 which aims to develop financial services industry standards and related products

Corporate governance, responsibility and compensation

Corporate responsibility

for know-your-client, anti-money laundering and counter-terrorist financing policies. Together with the other members of the group, we continue to work closely with the Financial Action Task Force, an inter-governmental body that develops and promotes national and international policies to combat money laundering and terrorist financing through consultation with the private sector.

We will always act decisively to prevent potentially irresponsible or harmful actions by individuals. First and foremost, this means that our employees must uphold the law, adhere to relevant regulations, and behave in a responsible and principled manner. To this effect, our business processes and control mechanisms are constantly reviewed to enhance our prevention capabilities.

Managing environmental and social risks

UBS applies a risk framework to all transactions, products, services and activities in order to identify, assess and manage environmental and social risks. Environmental and social (including human rights) risks are broadly defined as the possibility of UBS suffering reputational or financial harm from transactions, products, services or activities such as lending, capital raising, advisory services or investments that involve a party associated with environmentally or socially sensitive activities. For products, services and activities identified as having significant environmental and social risk potential, procedures and tools for the timely identification, assessment, escalation and monitoring of such risks are applied and integrated into standard risk, compliance and operations processes.

–	Client on-boarding or conflict clearance: new corporate clients are assessed for environmental and social risks associated with their business activities.
–	Transaction due diligence: before proceeding with a transaction, environmental and social risks are identified and analyzed as part of standard transaction due diligence processes.
–	Product development: new financial products and services are reviewed before launch to assess their compatibility and consistency with UBS’s environmental and human rights principles.
–	Supply chain management: prior to any new or renewed contract being awarded, standardized checks are completed to assess supplier- and commodity-specific environmental, labor and human rights risks.
–	In-house environmental management: our operational activities and employees, or contractors working on UBS premises, are assessed for compliance with relevant environmental regulations.

Business or control functions are responsible for identifying and assessing environmental and social risks as part of the client, supplier or transaction due diligence process. Where these functions determine the existence of potential material risk, they refer the client, supplier or transaction to a specialized environmental and social risk unit for enhanced due diligence. To support the consistent identification and assessment of such risks, we developed internal industry sector guidelines in 2009. These guidelines provide an overview of key environmental and human rights issues that arise in the various life cycles of the sector, and summarize industry standards in dealing with them. The guidelines currently cover six sectors: chemicals; forestry products and biofuels; infrastructure; metals and mining; oil and gas; and utilities. If identified risks are determined to create significant potential reputational risk, they are escalated for approval to senior management, at divisional, regional, or group level, depending on the significance of the risk.

In 2011, we strengthened our environmental and social (including human rights) risks framework by defining controversial activities that we will not engage in, or will only engage in under stringent pre-established guidelines.

è	Refer to the “UBS position on relationships with clients and suppliers associated with controversial activities” section below for more information

Environmental and social risk assessments
		For the year ended			% change from
	GRI[1]	31.12.12	31.12.11	31.12.10	31.12.11
Cases referred to environmental and social risk functions[2]	FS2	1,039	416	194	150

by region

Americas	FS2	288	111	48	159

Asia Pacific	FS2	222	136	84	63

Europe, Middle East and Africa	FS2	225	119	32	89

Switzerland	FS2	304	50	30	508

by business division

Investment Bank	FS2	533	330	147	62

Wealth Management	FS2	157	59	20	166

Retail & Corporate	FS2	223	22	24	914

Wealth Management Americas	FS2	5	5	3	0

Global Asset Management	FS2	12	n / a	n / a	n / a

Corporate Center[3]	FS2	109	n / a	n / a	n / a

1  Global Reporting Initiative (see also www.globalreporting.org). FS stands for the Performance Indicators defined in the GRI Financial Services Sector Supplement. 2  Transactions and onboarding requests referred to and assessed by environmental and social risk functions. 3 Relates to procurement / sourcing of products and services.

Corporate governance, responsibility
and compensation

Clients, transactions or suppliers potentially in breach of UBS’s position, or otherwise subject to significant environmental and human rights controversies, are identified as part of UBS’s know-your-client compliance processes. This was made possible by integrating advanced data analytics on companies associated with such risks into the web-based compliance tool used by UBS staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool vastly enhances our ability to identify potential reputational risk, and is evidenced by the increasing number of cases referred for assessment to our environmental and social risk units in 2012.

è	Refer to the “Environmental and social risk assessments” table above for more information

Sustainable products and services

By integrating environmental and social considerations into our advisory, research, investment, finance and ownership processes across all our businesses, we provide financial products and services which help our clients benefit from environmentally and socially related business opportunities.

Investment advisory

UBS offers investment advisory services for wealth management clients helping them to consider the potential social and environmental impacts of their investments as well as the potential financial returns when selecting an investment opportunity. Our philanthropy and sustainable investing teams have continued to develop the holistic service offered within our wealth management business. These teams provide thought leadership, advice, products and solutions to existing and prospective private clients who wish to make investments in accordance with their own personal values. These services also extend to aiding philanthropic or investment decisions intended to effect positive change. For example, UBS Portfolio Screening Services help Wealth Management clients align their portfolios to their sustainability values by assessing client portfolios using specific sustainability criteria. Based on increased interest among our clients, we screened CHF 1.2 billion of client assets in 2012. In 2012, we also developed a prototype UBS Sustainability Health Check which highlights any discrepancies between clients’ sustainability preferences and the actual composition of their portfolio. We plan to develop this advisory service in 2013 with planned roll out to clients in 2014. Also in 2012, the Arbor Group within Wealth Management Americas established a new program by which UBS donates a portion of their standard management fee to the Conservation Agreement Fund for all interested investors. Our services also include

–	mission-related investing for donoradvised funds and private foundations
–	sustainable portfolio management, such as mandate solutions and separately managed accounts for private clients and institutions with a strong focus on sustainability across all asset classes

UBS position on relationships with clients and suppliers associated with controversial activities

This position stipulates activities that we will not engage in, or will only engage in under stringent pre-established guidelines. We will not knowingly provide financial services to corporate clients, or purchase goods or services from suppliers, where the use of proceeds or primary business activity of the client, supplier or acquisition target involves environmental and social risks, defined as follows:

Extractive industries, heavy infrastructure, forestry and plantations operations that risk severe environmental damage to or through:

–	endangered species of wild flora and fauna listed in Appendix 1 of the Convention on International Trade in Endangered Species
–	high-conservation-value forests as defined by the six categories of the Forest Stewardship Council
–	uncontrolled and / or illegal use of fire for land clearance
–	illegal logging, including the purchase of illegally harvested timber (logs or roundwood)
–	palm oil production unless a member in good standing of the Roundtable on Sustainable Palm Oil and actively seeking to enhance certification of its production
–	wetlands on the Ramsar List of Wetlands of International Importance
–	world heritage sites as classified by the United Nations Educational, Scientific and Cultural Organization (UNESCO)

All commercial activities that:

–	engage in child labor as defined by the International Labor Organization’s Conventions 138 (minimum age) and 182 (worst forms)
–	engage in forced labor as defined by the International Labor Organization’s Convention 29
–	threaten indigenous peoples’ rights as defined by the International Finance Corporation’s Performance Standard 7
–	engage in diamond mining and trading of rough diamonds unless Kimberley Process-certified

Corporate governance, responsibility and compensation

Corporate responsibility

–

managed accounts with environmental, social and governance criteria (sourced from third-party data provider MSCI) embedded into private clients’ fundamental investment process, enabling them to identify and exclude securities based on issue-oriented screens (offered in the US).

For institutional clients, Global Asset Management offers customized portfolios in the form of segregated mandates and institutional accounts that allow clients to define and exclude certain controversial stocks or sectors due to their perceived social or environmental impact.

Research

UBS produces award-wining research into the impact of environmental, social and governance issues on sectors and companies. Our specialized teams have published research regularly into topics that will shape our future, including climate change, energy efficiency, resource scarcity and demographics. Our experience and sector knowledge helps us to determine what is material by raising questions about the effect environmental, social and governance issues are having on the competitive landscape for the global sectors we cover as well as about how companies are affected in relative terms. Increasing client demand for integrating sustainability issues into fundamental investment analysis, in a systematic manner, is reflected in our publications and client conferences:

–

Our UBS Q-series® reports focus on thought-provoking discussions on pivotal investment questions, and on making clear investment conclusions, leading to a firm-wide drive for more thoughtful, proprietary and valuable research. Examples of Q-series® reports published in 2012 include “Global Pharmaceuticals – Will vaccines transform pharma growth?”, “Global Marine Sector: Is green shipping just a storm in a teacup?” and “What is ‘Integrated Reporting’? – How good disclosure connects to value”.

–

The Investment Bank’s UBS Q-series® ESG Analyzer seeks to answer one of the most frequently asked questions in the field of sustainability, namely which environmental, social and governance issues are material in the context of a typical investment portfolio? The ESG Analyzer identifies top-positioned stocks for sustainability themes and identifies environmental, social and governance issues in more than 30 sectors and across close to 500 stocks. This comprehensive view is made possible by the input of more than 80 UBS sector analysts worldwide.

–

The Investment Bank hosted the UBS Q-series® conference, which this year focused on “Inflection Points Towards Sustainability” and joined global thought leaders with nearly 200 clients and investors. The Investment Bank also hosted the UBS European Conference “Sustainability Track”, which featured sessions on food provision and on corporate governance.

–

In 2012, one of the flagship publications of UBS Wealth Management, UBS research focus (“Investing in the future with energy”), discussed how sustainable energy sources are increasing in importance and identified the key implications of this trend for private investors. Sustainable investment topics are also covered in the UBS CIO Monthly Letter, which is available in ten languages.
–

We also offer our bundled expertise for example in summits for family offices and young successors where clients can meet our experts from all businesses across the firm, including research, advisory and investment.

Our outreach and dialogue programs include a partnership with the Smith School of Enterprise and the Environment at the University of Oxford, with which UBS hosts a series of events, open to both UBS clients and employees, and feature thought leaders from around the globe. Sir David King, who was the founding director of the Smith School, is a Senior Scientific Advisor to UBS and, in this capacity, advises UBS’s clients on all scientific matters with specific emphasis on climate change and the challenges it poses to sustainable economic growth.

Investment products

Global Asset Management is committed to environmental, social and governance integration and has been a signatory to the UN Principles for Responsible Investment since 2009. These Principles provide a voluntary framework according to which all investors can incorporate environmental, social and governance issues into their decision-making and ownership practices and align their objectives with those of society at large.

    Global Asset Management offers a range of sustainable investment funds that integrate material sustainability factors with a rigorous fundamental investment process. Their focus is on innovative companies, referred to as sustainability champions, which provide solutions to sustainability challenges. Our investment themes include energy savings, environment, social and health care and demographics. Our objective is to identify winning sustainable business models at attractive valuations, providing our investors with strong excess returns. We also manage four Exchange Traded Funds which track MSCI’s Socially Responsible Indices and are listed on the Deutsche Börse (Xetra), SIX Swiss Exchange and the London Stock Exchange.

    Global Asset Management launched UBS Clean Energy Infrastructure Switzerland at the end of 2012. This investment solution for institutional investors offers unprecedented access to a diversified portfolio of Swiss infrastructure facilities and companies in the field of renewable energies and energy efficiency. By the first closing date for subscriptions, on 31 December 2012, capital commitments had reached some CHF 250 million from 18 institutional investors.

    Furthermore, Global Asset Management’s Global Real Estate business has defined and implemented a Sustainability and Responsible Property Investment strategy for its real estate products and mandates. As a responsible property investor, the financial objectives of clients remain the primary focus, but we also consider long-term social and environmental aspects.

    Through our open architecture, we also offer our wealth management clients the opportunity to invest in socially responsible

Corporate governance, responsibility
and compensation

investment bonds, equity and microfinance products from leading third-party providers. As of 31 December 2012, invested assets held in socially responsible investments (SRI) totaled USD 253.73 billion, representing 11.38% of our total invested assets. The increase in our reported SRI invested assets in 2012 is largely due to growing demand for screening services and the expansion of the Sustainability and Responsible Property Investment strategy to an increased number of investment funds.

è	Refer to the “Socially responsible investments invested assets” table below for more information

Corporate and private clients finance and advisory

UBS provides capital raising and strategic advisory services to renewable energy and clean technology companies globally, including those in the solar, wind, energy efficiency, biofuels and renewable chemicals sectors. Our Renewable Energy & Clean Technology team (RE&CT) within the Investment Bank includes senior employees on four continents. In 2012, the team raised approximately USD 5.7 billion from 12 transactions, further establishing RE&CT as one of the leading clean technology practices globally. Transactions we supported included the USD 350 million initial public offering (IPO) of Borregaard SA – the first internationally book-run IPO in the Nordic region since May 2011 – and the USD 220 million convertible bond transaction for GT Solar, which was the largest offering of its kind for a solar company in 2012. We also supported the USD 319 million H share IPO of Huadian Fuxin – the third-largest IPO in Hong Kong in 2012 – and the USD 72 million IPO of Renewable Energy Group, which is the largest independent biodiesel producer in the United States.

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

In Switzerland, our home market, we reward energy-efficient renovations and support the goals of the Swiss nationwide building efficiency program. Our Swiss private clients benefit from the UBS “eco” Mortgage when building energy-efficient homes and a cash benefit (funded by proceeds from the Swiss CO2 levy refund) when renovating their homes sustainably.

From 2013 onward, we will incentivize Swiss SMEs to save energy by promoting the Swiss Energy Agency’s SME Model. Clients will profit from the “Energy check-up for SMEs” at reduced costs and, in addition, we will offer a cash premium to clients who commit to an energy reduction plan within this scheme.

Voting rights

We believe that voting rights have economic value and should be treated accordingly. Where Global Asset Management has been given the discretion to vote on behalf of our clients, we will exercise our delegated fiduciary responsibility by voting in the manner we believe will be most favorable to the value of their investments. We are strongly supportive of the Stewardship Code published by the Financial Reporting Council of the United Kingdom in 2010. This aims to enhance engagement between institutional investors and companies. Good corporate governance should, in the long term, lead towards both better corporate performance and improved value for shareholders and other stakeholders. In 2012, we voted on more than 59,000 separate resolutions at 5,945 company meetings. Our approach to corporate governance is an active one and is integral to our investment process. We are an active member of a number of collaborative shareholder bodies.

Socially responsible investments invested assets[1]

Socially responsible investments (SRI) are products that
consider environmental, social or ethical criteria
alongside financial returns. SRI can take various forms,
including positive screening, exclusion or engagement.

Positive criteria apply to the active selection of
companies, focusing on how a company’s strategies,
processes and products impact its financial success, the
environment and society. This includes best-in-class or
thematic investments.

Exclusion criteria one or several sectors are excluded
based on environmental, social or ethical criteria, for
example, companies involved in weapons, tobacco or
gambling, or companies with high negative
environmental impacts. This also includes faith-based
investing consistent with principles and values of a
particular religion.

		For the year ended				% change from
CHF billion, except where indicated	GRI[2]	31.12.12	31.12.11		31.12.10	31.12.11
UBS total invested assets		2,230	2,167		2,152	3
UBS SRI products and mandates
positive criteria	FS11	1.60	1.84		2.00	(13)
positive criteria / RPI	FS11	32.15	28.19		na	14
exclusion criteria[3]	FS11	35.68	27.46		21.27	30
exclusion criteria / policy-based restrictions[4]	FS11	181.64	180.85	[6]	na	0
Third-party[5]	FS11	2.66	2.58		2.40	3
Total SRI invested assets	FS11	253.73	240.92		25.67	5
Proportion of total invested assets (%)[7]		11.38	11.12		1.19

[1]  All figures are based on the level of knowledge as of January 2013. [2]  FS stands for the performance indicators defined in the Global Reporting Initiative Financial Services Sector Supplement. [3]  Includes customized screening services (single or multiple exclusion criteria). [4]  Assets subject to restrictions under UBS policy on the prohibition of investments in companies related to anti-personnel mines and cluster munitions. [5]  SRI products from third-party providers apply either positive and exclusion criteria or a combination thereof. [6]  Invested assets subject to policy-based restrictions in 2011 has been restated. [7]  Total SRI / UBS’s invested assets.

Corporate governance, responsibility and compensation

Corporate responsibility

Since 2010, Global Asset Management in Switzerland has offered UBS Voice, a free service enabling holders of Swiss institutional funds to express voting preferences ahead of shareholders’ meetings of major Swiss corporations. This allows additional shareholder input into the voting decisions of the funds’ management company. More than 40% of invested assets for which UBS Voice is offered participate in this service.

Corporate responsibility in operations

Reducing our environmental impact

We have been managing our internal environmental impact for decades. Since the 1970s, we have focused on improving energy efficiency, reducing consumption of paper and other resources, actively managing waste volumes and encouraging our employees to replace air travel with more sustainable options. We manage the UBS Environmental Program through an Environmental Management System in accordance with ISO 14001 and have greenhouse gas emissions data externally verified according to ISO 14064 standards.

Climate change strategy

In 2006, the GEB endorsed a firm-wide CO2 emission reduction target of 40% below 2004 levels by 2012 which was achieved in the reporting year. Steps taken towards achieving this target included adopting internal efficiency measures, increasing the proportion of renewable energy used and offsetting emissions we cannot avoid, such as business air travel.

We have set a new target as part of our renewed climate change strategy and will aim to reduce our CO2 emissions by a further 15% by 2016, resulting in an overall reduction of 50% below 2004 levels.

è	Refer to “Our climate change commitment” in this section of the report for more information

Energy consumption and efficiency

Energy consumption has a significant environmental impact and is the biggest contributor to our overall greenhouse gas emissions. Since baseline year 2009, we have reduced our energy consumption by 21%. This reduction comes as the result of, for example, engineering teams ensuring that heating, air-conditioning and lighting controls of buildings we occupy are optimized. In addition, we apply externally verified standards to validate building performance.

Information technology (IT) consumes half of the electricity used by the global business and our IT-driven initiatives contributed significantly to these energy savings. Consolidation and virtualization have reduced average IT server energy consumption by 22% since 2011. The Desktop Transformation Program initiated in 2010 and continued through 2012 is designed to reduce the number of personal computers by 14% whilst ensuring that new computers and monitors are more energy-efficient than the equipment they replace.

Environmental targets and performance in our operations[1]
	2012	Target 2012	Baseline[4]	Change from baseline	Achievement[6]	2011	2010
Total net greenhouse gas (GHG) emissions (GHG footprint) in t CO2 e3	215,279	–40%	360,501 [5]	–40%		220,593	239,624

Energy consumption in GWh	761	–10%	957	–21%		827	859

Share of renewable energy	42%	increase	24%[5]	73%		45%	43%

GHG offsetting (business air travel) in t CO2e	73,024	100%	0 [5]	100%		88,867	69,152

Paper consumption in kg per FTE	122	stabilize	130	–6%		122	119

Share of recycled and FSC paper	55.8%	50%	33.8%	65%		44.3%	42.8%

Waste in kg per FTE	230	stabilize	265	–13%		242	251

Waste recycling ratio	54.2%	70%	54.4%	–0.3%		54.2%	53.7%

Water consumption in m m3	1.95	–5%	2.55	–23%		2.00	2.27

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = gigawatt hour; kWh = kilowatt hour; km = kilometer; kg = kilogram; m m3 = million cubic meter; t = tonne

1   Detailed environmental indicators according to the Global Reporting Initiative are available on the internet at www.ubs.com/environment. 2 Gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal. 3 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets. 4 Baseline year 2009 if not indicated otherwise. 5 Baseline year 2004. 6 Green: target achieved / red: target not achieved.

Corporate governance, responsibility
and compensation

Renewable energy

We are reducing our use of carbon-intensive energy by including a high proportion of renewable energy. In 2004, we sourced 24% of our energy consumption from renewable energy and district heating, increasing this to 42% by 2012.

Business travel and offsetting CO2 emissions

We try to minimize our CO2 emissions and encourage our employees to choose alternatives to air travel such as high-speed rail, recording an 8% reduction in the number of flights taken and a 5.7% increase in global employee rail travel in 2012. Our investments in video conferencing solutions contributed to this reduction and we also recorded a 31% increase in video conference volumes compared with the previous year. The marketing and events team adopted environmental guidelines for client conferences and considered the impact of delegate travel, hotels, venue facilities and catering as part of their logistics and planning.

Over the past six years, we have offset all CO2 emissions resulting from agency booked business air travel and client events and conferences. We neutralized over 600,000 metric tons of CO2 emissions and thereby supported renewable energy and other projects reducing CO2 emissions with an amount of CHF 5.3 million. Projects we selected meet the requirements of the Gold Standard for voluntary emissions reductions while providing positive community benefits. Schemes selected include a wind power project in Turkey and community biofuel projects in China, South Africa and India.

Paper, waste and water targets

To complement our climate change strategy, we are committed to further reducing our environmental footprint and set targets to reduce paper consumption, waste generation and water usage. In 2012, we surpassed all of these targets, except for the one set for waste recycling, as evidenced by the data provided in the table “Environmental targets & performance in our operations”.

–

The amount of paper used per employee decreased 6% compared with baseline year 2009. Double-sided printing and copying, now the default setting for printers used by the majority of our employees, combined with an ongoing shift towards the distribution of electronic documents, contributed to our surpassing the target to stabilize paper use. We increased the percentage of office paper from Forest Stewardship Council (FSC) or recycled sources from 34% in 2009 to 56% in 2012, surpassing our 50% target.

–

The continued implementation of bin-less offices in many larger locations has reduced the waste per employee by 13% since 2009, surpassing the target to stabilize this at 2009 levels. However, our waste recycling ratio has stabilized at 54%, falling short of our target of 70%. Paradoxically, this is due to our success in reducing annual paper consumption, a significant recyclable waste stream, from 130 kg to 122 kg per full-time employee.

–	Our water consumption decreased 23% compared with 2009 levels, exceeding our target of 5%.
è	Refer to http://www.ubs.com/global/en/about_ubs/corporate_ responsibility/cr_in_operations/ecology.html for information on our new targets aiming to reduce our environmental footprint further

Engaging our employees

By educating, increasing awareness among and offering incentives to employees on environmental matters, we hope to help them behave in a sustainable way both at work and at home. As part of our commitment to reducing CO2 emissions, we continued to support Earth Hour in March 2012, switching off lights in UBS offices in 58 cities around the world, for one hour. This was also the starting signal for our annual internal and external environmental awareness campaign. The theme in 2012 was ‘Less is more’ and focused on energy efficiency, with activities including environmental fairs, an online environmental quiz and video messages from experts, as well as articles and interviews with senior management posted on our internal and external websites.

Responsible supply chain management

We purchase products and services ranging from office maintenance services across information technology infrastructure to items such as stationery. Responsible supply chain management principles serve to embed our ethics and values with our suppliers, contractors, service partners and project teams. As part of this commitment, we have implemented a framework to identify, assess and monitor supplier practices in the areas of human and labor rights, the environment and corruption. In 2012, we refined our risk rating concept and initiated training with our procurement and sourcing specialists. All our significant active suppliers have been screened for existing environmental and human rights issues. These screenings identified no critical issues according to UBS’s requirements. In addition, over 400 suppliers completed a responsible supply chain questionnaire assessing environmental and social management practices.

Community investment

We continued our well-established tradition of supporting the advancement and empowerment of organizations and individuals within the communities in which we do business. Our initial focus was centered on direct cash donations, but our community investment program now encompasses employee volunteering, matched-giving schemes, in-kind donations, disaster relief efforts and partnerships with community groups, educational institutions and cultural organizations in all of our business regions.

Community Affairs

In 2012, UBS and our affiliated foundations made direct cash donations totaling CHF 27.5 million to carefully selected non-profit partner organizations and charities, compared with CHF 31.1 million in 2011. Additionally, spending on the UBS Anniversary Education

Corporate governance, responsibility and compensation

Corporate responsibility

Initiative amounted to CHF 16.7 million. These donations were primarily aimed at our Community Affairs key themes of education and entrepreneurship. Contributions were also made to other causes, in particular disaster relief, including a commitment of more than USD 1.2 million in total financial contributions to long-term relief and rebuilding efforts in response to the devastation caused by Hurricane Sandy in the United States. These donations, combined with other significant activities, notably the volunteering activities of employees, have continued to provide substantial benefits to projects and people around the world, as demonstrated by the examples provided below.

Across all business regions, our employees continue to play a very active role in our community investment efforts, in particular through their volunteering activities. In 2012, 12,563 employees spent 110,065 hours volunteering, an increase of 8% and 5%, respectively, compared with 2011. We support their commitment by offering up to two working days a year for volunteering efforts, and also match employee donations to selected charities.

In Switzerland, our community investment efforts are also advanced by the UBS Culture Foundation, the UBS Foundation for Social Issues and Education, and the A Helping Hand from UBS

Our climate change commitment

Climate change is one of the most significant challenges of our time. The world’s key environmental and social challenges, such as population growth, energy security, loss of biodiversity and access to drinking water and food are all closely intertwined with climate change. This makes the transition to a low-carbon economy vital.

We recognize that financial institutions are increasingly expected to play a key role in the transition to a low-carbon economy, and we are determined to support our clients in preparing for success in an increasingly carbon-constrained world. As one of the leading wealth management firms worldwide, and the leading universal bank in Switzerland backed by a top asset management business and a client-centered investment bank, our climate change strategy focuses on the following areas. It is in these areas where we believe we can make the greatest contribution to the transition towards a low-carbon economy:

–	Risk management: seeking to protect our clients’, and our own, assets from climate change risks, within our sphere of influence.

Recognizing that the transition to a low-carbon economy will take time and that fossil fuels will continue to dominate energy production for decades to come, we are determined to understand the risks that our clients’, and our own, assets are exposed to in the context of uncertain policy and technology developments addressing climate change. This includes developing a metrics-based approach to measure our exposure to climate change risks in high-risk sectors such as real estate and energy.

–

Investments: helping to mobilize private and institutional capital towards investments facilitating climate change mitigation and adaptation. Our clients will continue to look for investment opportunities and some will increasingly focus on investments facilitating climate change mitigation and adaptation.

–

Finance: supporting this transition as corporate advisor, and/or with our lending capacity. We are helping corporate clients raise capital on domestic/international capital markets in order to meet the high investment levels required for the transition to a low-carbon economy. In Switzerland, we are also supporting private clients in renovating their private homes sustainably and innovative small and medium-sized enterprises (SMEs) in providing solutions for climate change mitigation and adaptation.

–

Research: offering world-class research capacity to our clients on climate change issues. Building on our renowned expertise, we act as a thought leader and expert advisor to our clients on financial impacts of, and solutions for, climate change.

–	In-house operations: reducing our own greenhouse gas emissions.

We are positioning our in-house operations in support of a low-carbon economy by further investing in

Corporate governance, responsibility
and compensation

Employees association. In 2012, these organizations made valuable contributions to important social causes, including fostering the humanities and the creative arts, supporting communities in need, and helping disabled and disadvantaged people.

Client foundation

Established in 1999, the UBS Optimus Foundation works to break down the barriers that prevent children from reaching their potential. The Foundation works with carefully selected partners globally on projects which help children in the areas of health, education and protection against violence and sexual abuse. Since its establishment, the Foundation has received more than 18,000 donations totaling over CHF 175 million, enabling it to support 275 projects in 75 countries. Because UBS bears all administrative costs related to the UBS Optimus Foundation, 100% of every donation goes directly towards the projects funded.

In 2012, we published the Optimus Study, the most comprehensive research ever conducted in Switzerland into the extent of sexual assault on children and adolescents. The study’s findings are helping the government and child protection agencies to improve in delivering child protection services for children and in turn, reduce the incidence of child sexual victimization.

sustainable real estate and efficient IT infrastructure and limiting business travel-related CO2 emissions.

–

Engagement & disclosure: reporting and communicating transparently about the progress of our strategy. We are engaging with our stakeholders on climate change issues and continue to raise awareness among our employees. In addition, we will continue to disclose progress we make in executing our climate change strategy through established standards, such as the Global Reporting Initiative and the Carbon Disclosure Project.

These efforts build on a history and strong track record of reducing our environmental footprint in a consistent and transparent manner. In the reporting year 2012, we reached our ambitious goal set in 2006 to reduce CO2 emissions by 40% compared with 2004 baseline levels. A target on which we delivered successfully by adopting energy efficiency measures to reduce the energy consumption of the buildings we occupy, and of critical facilities such as the data centers we use, while increasing the proportion of renewable energy used. Emissions that cannot be reduced by other means (e.g. business air travel) are offset. Our achievements have been recognized by external experts, in particular by the most significant climate-change-focused investors’ initiative, the Carbon Disclosure Project, which in 2012 ranked UBS as one of the top 10 companies worldwide for excellence in transparency and achievement in combating climate change.

We will regularly report on the progress we make in executing our new climate change strategy which, in 2013, will focus on the following elements:

–	Participating in an industry-wide initiative to develop accounting metrics for CO2 emissions associated with lending and investments;
–	Reducing the environmental impact of our Global Real Estate investment portfolios;
–	Offering the “Energy check-up for SMEs” to Swiss SMEs in partnership with the Swiss Private Sector Energy
Agency and renewing the cash bonus to support private clients in renovating their private homes sustainably;
–	Launching UBS Clean Energy Infrastructure Switzerland for institutional clients to invest in renewable energy infrastructure;
–	Continuing to support renewable energy and clean technology financing through our Investment Bank;
–

Developing the UBS Sustainability Health Check, which will allow Wealth Management clients to identify discrepancies between their sustainability preferences (including climate change) and the composition of their portfolio; and

–	Reducing our greenhouse gas footprint by 50% compared with 2004 baseline levels, another 15% below 2012 levels, and reducing our overall energy consumption by 10% compared with 2012 levels by 2016.

Corporate governance, responsibility and compensation

Corporate responsibility

Key examples of UBS’s community investment activities across the globe

Switzerland

To mark UBS’s 150th anniversary, UBS Employee Volunteering teamed up with the Swiss Foundation for Landscape Conservation for 10 jubilee projects. More than 330 UBS volunteers worked for more than 3,300 hours across all UBS regions helping to restore the Swiss landscape. One of the projects took place on an alpine pasture in Gantrisch nature reserve where employees helped to preserve the species-rich meadows and alpine pastures as well as other important landscape features. Another of these projects took place in Liddes where UBS employees had the opportunity to work on the historic irrigation canal “Bisse de la Tour”, under expert supervision.

Americas

In 2012, Community Affairs Americas expanded the Elevating Entrepreneurs program and teamed up with lenders in two new locations, Chicago and Los Angeles, to provide USD 15 million in financing solutions for qualified small businesses. Through a variety of student mentoring programs sponsored by UBS, we also contributed 8,148 volunteer hours to supporting children and young adults in developing their career and computer skills and providing them with work experience to help them achieve academic success and economic empowerment.

Additionally, we launched Season of Service, a community impact initiative which resulted in approximately 161 different volunteer activities being undertaken from October to December and 4,473 volunteer hours logged by UBS employees across the Americas region. In response to the devastation caused by Hurricane Sandy in late October, Community Affairs Americas announced that UBS is committing more than USD 1.2 million in total financial contributions to aid in the long-term relief and rebuilding efforts.

Asia Pacific

In March 2011, an earthquake and resulting tsunamis devastated Kamaishi City in the Tohoku region of northeast Japan, causing the deaths of 1,250 residents. In response, UBS initiated the UBS Tohoku Project; a five-year strategy to bring relief to the disaster-struck region. In 2012, UBS and Japanese partner organization RCF Tohoku Earthquake Consulting Team, a reconstruction support organization, implemented the second phase of this strategy to help regenerate and rebuild the local community. Asia Pacific volunteers were first introduced to the work of RCF Tohoku Earthquake Consulting Team and the local rebuilding strategy Create-Play-Learn-Eat, allowing them to learn about the situation in Kamaishi before working on respective proposals for each of the focus areas to support the regeneration and rebuilding efforts.

UBS volunteers also spent a day harvesting rice at the UBS RICE Project paddy field. The UBS RICE Project aims to improve the water quality and bio diversity of Lake Kasumigaura, north of Tokyo, and it is part of a larger program led by UBS’s community partner, Asaza Fund, to provide local children with the opportunity to learn about ecosystems and develop environmental awareness. Through UBS’s investment, the environment around the previously abandoned paddy field has been enriched and continues to thrive.

Europe, Middle East and Africa

UBS was given the 25th Anniversary Lord Mayor of London’s Dragon Award in recognition of the achievements of the firm’s community affairs program in London over the past 25 years.

Some 90 young performers from On-track, UBS’s community partnership with the London Symphony Orchestra, performed at the opening ceremony of the Olympics.

Across the region, rapidly increasing numbers of UBS employees are sharing their business skills through strategic volunteering in their local communities: In Israel 90% of employees are supporting young social entrepreneurs in partnership with Ashoka Ventures, and in Turkey 40% of employees are supporting students in developing their science and math skills.

è	Refer to www.ubs.com/community for more information

Corporate governance, responsibility
and compensation

Our employees

Our employees’ drive, ability, insight and experience are key to meeting the needs of our clients and building our businesses. We are committed to attracting, developing and retaining the best in their field of expertise and to furthering our reputation as a leading employer. We promote a culture that is centered around our principles of client focus, excellence and sustainable performance. This helps maximize opportunities to create value for all of our stakeholders on the basis of our employees’ development and success.

Our workforce

Our competitive strength depends on the quality of our people. We want to be the best in all the businesses that we choose to be in. Therefore, hiring, developing and retaining high-caliber employees are fundamental priorities. On 30 October 2012, we announced a significant acceleration in the implementation of our strategy to transform the firm. This involves further sharpening our focus in the Investment Bank, reducing costs significantly and implementing further efficiencies more rapidly. Specifically, we announced that we would concentrate on our core strengths in advisory, research, equities and foreign exchange and that we would exit uneconomical business lines, predominantly in fixed income. As a result, by 2015, we are likely to have a full-time equivalent headcount of around 54,000 compared with 62,628 at the end of 2012. We will continue to act as a responsible employer during the process of reducing headcount, making use of our internal labor market and career transition support services.

As of 31 December 2012, we employed 62,628 people, 2,192 fewer than a year earlier. In 2012, our employees worked in 56 countries, with approximately 36% of our staff employed in Switzerland, 35% in the Americas, 17% in Europe, Middle East and Africa and 12% in Asia Pacific. Employee turnover, as a percentage of average overall headcount, was 12.9% in 2012 compared with 13.2% in 2011. Employee-initiated turnover was 6.7%, down 1.1% from 2011.

Internal mobility encourages cross-divisional collaboration and innovation, as well as individual career development. In 2012, we supported employee mobility across business divisions and regions. Opportunities for internal movement declined in 2012 due

Personnel by region

		As of		% change from
Full-time equivalents	31.12.12	31.12.11	31.12.10	31.12.11
Americas	21,995	22,924	23,178	(4)

of which: USA	20,833	21,746	22,031	(4)

Asia Pacific	7,426	7,690	7,263	(3)

Europe, Middle East and Africa	10,829	11,019	10,892	(2)

of which: UK	6,459	6,674	6,634	(3)

of which: Rest of Europe	4,202	4,182	4,122	0

of which: Middle East and Africa	167	162	137	3

Switzerland	22,378	23,188	23,284	(3)

Total	62,628	64,820	64,617	(3)

Personnel by business divisions and Corporate Center

		As of		% change from
Full-time equivalents	31.12.12	31.12.11	31.12.10	31.12.11
Wealth Management	16,210	15,904	15,663	2

Wealth Management Americas	16,094	16,207	16,330	(1)

Investment Bank	15,866	17,007	16,488	(7)

Global Asset Management	3,781	3,750	3,481	1

Retail & Corporate	10,156	11,430	12,089	(11)

Corporate Center	522	523	566	0

Total	62,628	64,820	64,617	(3)

of which: Corporate Center personnel (before allocations)[1]	25,255	26,269	26,565	(4)

1  Comparative figures in this table may differ from those published in quarterly and annual reports (for example due to adjustments following organizational changes).

Corporate governance, responsibility and compensation

Our employees

to personnel reductions and cost focus. However, 906 employees still transferred between business divisions compared with 1,228 in 2011 and 366 moved to roles in a different region compared with 472 in 2011.

Recruiting new employees

Our recruitment of new talent in 2012 generally was more restrained than in 2011. Ongoing challenges in our operating environment dampened demand in several business areas throughout 2012, and our announcement in October of a significant acceleration of the implementation of our strategy curbed recruitment further. While one of our primary goals in 2012 was to retain and, where necessary, redeploy employees to other functions, we were still committed to hiring the best available talent to sustain and grow our core businesses. One priority was to continue recruiting experienced client advisors in our asset-gathering businesses. We also invested in our future by hiring graduates and interns in each of our operating regions, as well as apprentices in Switzerland. Existing staff were a key source of hiring in 2012, with 41% of all positions being filled by internal talent compared with 28% in 2011. Recruitment using agencies was reduced to 9% in 2012 from 16% in the previous year.

In 2012, we filled 5,381 positions across the firm, with lower than usual hiring in the Investment Bank. Our wealth management businesses continued to hire steadily, with UBS Wealth Management recruiting 275 client advisors and Wealth Management Americas hiring 620 financial advisors.

Throughout 2012 we worked to ensure that we had a continuous and visible presence on our target campuses, consistent with our commitment to graduate hiring. Senior leaders from across the firm were actively present on campus and at UBS recruiting events, underscoring UBS’s commitment to recruiting and developing young talent. Furthermore, targeted programs such as “Unlock Your Potential” were held globally to attract diverse graduate talent. Our graduate trainees continued to benefit from unique educational opportunities and business-specific activities as part of a structured Graduate Training Program. In 2012, 782 university graduates were hired into one of UBS’s undergraduate or MBA graduate training programs. An additional 968 interns were hired globally over the course of the year. Our apprenticeship program in Switzerland continued to be strong in 2012, hiring 247 business and 38 IT apprentices.

Despite the relatively challenging conditions, we continued to be seen as an attractive employer. Globally, 95% of candidates accepted our offer of employment in 2012, with 97% of individuals in Switzerland accepting. Notably, UBS ranked fourth, among both business students and experienced business professionals, in global employer branding firm Universum’s 2012 Ideal Employer surveys in Switzerland. Globally, UBS ranked in the top 50 in Universum’s 2012 World’s Most Attractive Employers list.

è	Refer to “www.ubs.com/awards” for additional information regarding UBS’s standing as an employer

Strengthening and sustaining our diverse workforce and inclusive work environment

We believe it is essential to have a workforce of individuals from widely diverse backgrounds, cultures and life experiences. A varied and inclusive workforce results in a more innovative, dynamic and, ultimately, more successful company. Additionally, diversity in elements such as gender, ethnicity, business experience, education, nationality, religion, age, disability and sexual orientation help us to further understand and meet the needs of our diverse client base.

We are committed to increasing the diversity of our workforce by attracting, developing and retaining employees who promote the diverse culture we seek. At the same time, we are building an inclusive work environment that encourages development and collaboration and is focused on enhancing client relationships.

Our workforce is truly global. We have 891 offices in 56 countries, and our employees are citizens of 145 countries. In 2012, the average age of our employees was 39 years and the average length of employment with the firm was 8.9 years. In Switzerland, more than 51% of employees have worked at UBS for more than 10 years.

    Our global diversity strategy is realized through action plans for each business division, integration into all our people processes and a range of regional initiatives. In 2012, we expanded our strategy to focus on new business development, particularly among underserved client groups. For example, Wealth Management Americas launched a program called “Elevating Entrepreneurs”. This program matches small business owners in underserved communities with a UBS financial advisor and a client who mentor the entrepreneur, providing strategic financial and business advice.

We continued to integrate diversity aspects into our workforce management and development processes during 2012, incorporating concepts like recognizing and avoiding unconscious bias into our leadership development offering. Business areas such as

Corporate governance, responsibility
and compensation

Gender distribution by employee category1

	Officers (Director and above)		Officers (other officers)		Non-officers		Total
As of 31.12.12	Number	%	Number	%	Number	%	Number	%
Male	18,189	78.5	13,724	62.9	8,220	42.3	40,133	62.3

Female	4,974	21.5	8,108	37.1	11,217	57.7	24,299	37.7

Total	23,163	100.0	21,832	100.0	19,437	100.0	64,432	100.0

1  Calculated on the basis that a person (working full-time or part-time) is considered one headcount (in this table only). This accounts for the total UBS end-2012 employee number of 64,432, which excludes staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and Hotel Widder.

Finance sponsored training sessions for all of their employees aimed at avoiding unconscious bias.

In 2012, regional diversity teams worked with business and human resource leaders on diversity initiatives that were closely linked to regional talent strategies. As examples, a mentoring program in Switzerland that helps women Associate Directors and Directors focus on career progression was extended to include more women in our IT organization. Several business areas in Switzerland piloted “TeilzeitMann”, a federally-funded project promoting gender equality and helping to remove barriers to part-time roles for men. The UK hosted its third annual Diversity & Inclusion Week to raise awareness among employees about the value of a diverse and inclusive workplace. We piloted mentoring programs for senior-level women in Hong Kong and Japan during 2012 to increase their career development and networking opportunities. In Singapore and Beijing, we held a series of events for female undergraduates to help them prepare for a successful job search upon graduation. In the US, an ongoing recruitment initiative hired diverse financial advisors to provide access to underserved markets. We also engaged with a number of colleges and workforce development programs like “Year Up” and “NPower” to give diverse talent from underserved communities professional experience. In 2012, 20 of these students were hired as UBS interns, enabling them to be coached and mentored while gaining work experience in a financial services organization.

In 2012, approximately 14,000 employees across UBS were members of 21 employee networks. These networks, representing affinities such as gender, culture, life stage or sexual orientation, help build relationships across our businesses and an open climate where employees feel their values are welcomed in a professional capacity. Our global network guidelines enable employees to set up or join employee networks/affinity groups in all our operating regions. Additionally, our human resource policies and processes have global coverage and outline our commitment to a non-discriminating, harassment-free workplace and equal opportunities for all employees.

Managing performance

We are committed to ensuring that employees are clear on their goals, and we provide the support they need to be effective in their jobs as well as to advance their careers. Our performance management framework features regular opportunities for employee-manager dialogue throughout the yearly cycle, consistent and transparent assessment processes, and a clear link between performance, demonstrated achievements and compensation.

In 2012, we streamlined our performance management process and timetable considerably. This helped employees and managers focus on it appropriately during an extremely active part of their business cycle. Our overarching goal for performance management remains the same: to strengthen our performance culture and focus on our strategy so we can achieve long-term, sustainable profitability.

Employees’ performance reviews are based on their contribution and whether their individual performance appropriately reflects factors like leadership, collaboration and teamwork, client focus and professional behavior. Risk objectives were integrated for all employees in 2012 as part of a concerted effort to raise risk awareness and incorporate it into performance and reward decisions. In 2012, 99% of the employees eligible to participate in the firm’s global performance assessment cycle received a performance review.

Performance management for our senior executives and certain other key employees is especially rigorous. Senior leaders receive a comprehensive evaluation based on key achievements relative to their objectives, including business performance, risk management, leadership and change impact. A thorough assessment includes feedback from peers as well as direct reports.

Employees identified as “Key Risk Takers” continue to be subject to extended performance management procedures. These individuals may work in front-office, logistics or control functions.

Corporate governance, responsibility and compensation

Our employees

Due to their role, they are able to materially commit, use or control the firm’s resources and exert significant influence over our risk profile. In addition to self, manager and relevant 360-degree reviews, at least one person in a control function such as risk, finance or compliance must critically review the Key Risk Taker’s performance to attest to the person’s attitudes and actions toward managing risk.

As part of our overarching people management processes, we have Group-wide ranks and salary ranges that are applicable to all employees, as well as a standardized role classification model. Many human resource processes are based on these global role profiles that provide a foundation for more clearly defined career paths and development plans for all employees.

Education and talent development

We take a structured and integrated approach to our talent, leadership and development practices. Our goal is to give our employees and leaders what they need to excel in their roles, progress in their careers, and ultimately create value for our stakeholders.

The UBS Business University manages all of UBS’s learning and development activities, aligning them with Group-wide, divisional and regional business strategies. In 2012, our employees participated in a total of 599,763 development activities, averaging 9.6 training experiences per employee (FTE), which equates to an average investment of 2.1 training days.

One of the Business University’s primary objectives is to help our senior leaders and key talent to lead people in line with our principles and leadership culture. Our leadership and talent development offerings were enhanced in 2012 to better support them and this training, along with a comprehensive suite of management skills training and new hire programs, provides current and future leaders with the necessary skills to lead UBS forward.

We introduced Client Leadership Experience workshops in 2008 that bring together client-facing employees from all business divisions to build the knowledge, skills and networks needed to deliver the best solutions from across the firm to our clients. In 2012, 25 workshops were held in 10 cities in the Americas, Europe, Asia Pacific and Switzerland and attended by over 800 Directors, Executive Directors and Managing Directors. Since inception, 3,700 employees have participated in a Client Leadership Experience workshop.

A comprehensive business education offering is provided through more than 110 role-specific learning pathways. These pathways, covering topics such as risk, compliance, sales, advisory and markets, are a series of activities, events and experiences that help ensure consistent training across similar job roles worldwide. Client-facing staff participate in tailored advisory and sales training programs. As an example, in 2012, UBS launched a comprehensive certification program for all client advisors in our Private Clients, Wealth Management Switzerland and Corporate & Institutional Clients areas. This rigorous training, examination and certification process has been externally accredited by the State Secretariat for Economic Affairs (SECO) in Switzerland. We expect over 5,000 UBS client advisors in Switzerland to undergo the certification process over the next three years.

All employees can access a broad range of development and training as part of their daily work and through various programs. Our eLearning portfolio consists of more than 2,000 courses. In 2012, around 18,000 employees participated in voluntary online learning on topics such as communication skills, management and leadership, financial markets and IT. As an example, more than 6,000 employees completed one or more Understanding our Business modules in 2012 to broaden their understanding of our business divisions and their primary activities. Other learning modules on risk, general finance and compliance topics help employees develop the skills they need to work effectively in their roles and within the evolving business and regulatory environments. Mandatory online training helps ensure that compliance and regulatory requirements are met by the relevant employees. In 2012, employees across all business divisions completed more than 378,000 mandatory training sessions.

All employees are expected to consider career and skill development opportunities as part of the firm’s continuous performance management process. To support this, we give employees an overarching structure, tools and individual development opportunities within an integrated talent management framework. In addition, we invest in talent development and succession planning for the most critical roles across the firm. An annual firm-wide talent review helps to identify and build the skills and competencies of employees who are identified as having leadership potential. Possible successors for senior leadership roles are identified and tracked on a firm-wide basis, and they are offered specialized development opportunities in addition to on-the-job training.

UBS Wealth Management Master

Launched in late 2012, the UBS Wealth Management Master is the highest internal certification available to client-facing staff in Wealth Management. It enables senior professionals to acquire in-depth expertise in account, investment and relationship management. Combining structured training with on-the-job development, the two-year program enables participants to deepen their skill sets and learn how to accelerate profitable growth for both clients and the firm. The teaching staff comprises notable academics from leading universities and business schools, senior consultants, industry experts, and UBS subject matter experts. These specialists share cutting-edge business views and financial market expertise, as well as best practices to help participants attain the highest level of professional excellence.

Corporate governance, responsibility
and compensation

Compensation

We strive to offer our employees competitive pay and incentives, while carefully considering our obligations to shareholders and regulators. Our approach recognizes the need to compensate individuals for their performance within the context of market conditions, a fast-changing commercial environment and evolving regulatory oversight. Our foremost priority is to encourage and reward behavior that contributes to sustainable profitability and the firm’s long-term success. In 2012, we continued to actively consider risk and account for risk-adjusted profitability in our compensation approach.

Our compensation structure is designed to be appropriately balanced between fixed and variable elements. We emphasize the variable component as an incentive to excel and to foster a performance-driven culture, while supporting appropriate and controlled risk taking. Employee compensation is viewed within a total reward framework that takes into account base salary, discretionary incentives and benefits.

Our Total Reward Principles are the foundation of our compensation framework, particularly for integrating risk control and managing performance, as well as specifying how we structure our compensation and performance award pool funding. They reflect our long-standing focus on pay for performance, sustained profitability, risk awareness and sound governance.

è	Refer to “Our deferred variable compensation plans” in the “Compensation” section of this report for more information

Employee share ownership

We support employee share ownership because we believe personal accountability for business actions and decisions can be encouraged through equity-based awards. Our employee share purchase plan, Equity Plus, is a voluntary equity-based program whereby eligible employees can purchase UBS shares at market price and receive one free share for every three shares purchased. These shares vest in three years, subject to continued employment at UBS and retention of the purchased shares. We also use UBS equity as a significant component in our performance award deferral programs. On 31 December 2012, current employees held an estimated 6% of UBS shares outstanding (including approximately 4% in unvested/blocked shares from our compensation programs), based on all known shareholdings from employee participation plans, personal holdings and individual retirement plans. At the end of 2012, an estimated 50% of all employees held UBS shares, while an estimated 36% held UBS stock options.

è	Refer to the “Compensation” section of this report for more information

Our identity and our commitment to being a responsible employer

Relationships based on respect, trust and mutual understanding are the foundation for all of our business activities. The firm’s Code of Business Conduct and Ethics demonstrates the importance we place on responsible workplace behavior. This code sets out the principles and practices employees are expected to follow and forms the basis for all UBS employee policies and guidelines.

The UBS Identity outlines what we strive to be – the choice of clients worldwide – and how we intend to fulfill that vision. The firm’s guiding principles, confirmed to employees in mid-2012, characterize the way we work together and the promises we make to our clients that shape how we are perceived. Unrivaled client focus is at the heart of our business model, and we strive for excellence in everything we do. We aim to deliver sustainable performance by strengthening our reputation and by delivering consistent returns to our shareholders. These principles are integrated into our corporate decision-making and people management processes, and they are intended to shape the daily actions of our employees.

Corporate governance, responsibility and compensation

Our employees

Listening to the voice of our employees

In June and July 2012, we conducted a Group-wide survey to get employees’ views on where we stand in relation to living up to our principles, achieving our strategy and providing a work environment where employees can succeed. These elements are prerequisites to achieving our vision to be the choice of clients worldwide. We openly communicated the findings to our employees and will use these year-one results as a benchmark for continuous improvement.

Globally, 39,142 employees participated in the survey. Overall the results conveyed a largely positive picture of the firm relative to our external benchmark, especially around client focus (with an 80% positive rating). UBS outperformed a benchmark of more than 50 banks, mutual fund companies and insurers in overall satisfaction with the firm as a place to work and with regard to opportunities for employees to have challenging and interesting work.

We were encouraged to learn that our employees appreciate the high quality of our solutions and services and the value we place on cross-business collaboration. Results for employee engagement showed that our employees are highly motivated to contribute in their jobs beyond what is expected (significantly higher than the benchmark), but pride in the firm was below expectations. We fully recognize that we need to rebuild employees’ trust and confidence.

Feedback on measures of respect and recognition were encouraging. These elements are essential for effective cooperation across the firm and they have a positive effect on client service and sustainable results. The survey also provided insights into areas in need of improvement such as the communication of our strategy. We have already taken action to change this view, starting with the announcement in October 2012 of the acceleration of the implementation of our strategy. In addition, we are addressing feedback on our talent management and recruiting processes as well as suggestions of ways to increase efficiency.

Following the conclusion of the survey, the GEB, as well as business divisions and functions, had numerous follow-up discussions and agreed on specific action plans to reinforce our strengths and address the most significant areas of perceived weakness. Regular, targeted “check-in” surveys will help us measure progress and keep us on track as we continue to build our corporate culture.

Benefits and well-being

We strive to be a responsible employer and invest in all of our employees, whether full- or part-time, by offering a comprehensive

Corporate governance, responsibility
and compensation

suite of benefits such as insurance, pension, retirement and time off that are competitive in our markets. We also offer additional benefits, such as flexible working arrangements, to employees in many of our major markets. As examples, in Switzerland, employees who are part of a “Workplace for the Future” (WFF) initiative can work at their desk or any other WFF-equipped space in or out of their office building. An open layout and enhanced IT infrastructure increase productivity and collaboration, while desk sharing and standardization reduce the firm’s rental and operating costs. WFF was expanded to the UK in 2012 and is intended to be rolled out worldwide in the coming years. In addition, in 2012 we revised our “teleworking” policy in order to make it easier for employees in Switzerland to work outside UBS premises. We also encourage and support employee volunteering in the many communities in which we operate.

To help employees manage life and work issues, we offer employee assistance programs in a number of locations. In the UK, employee assistance programs provide access to specialist support on topics such as finances, family, bereavement and legal/consumer rights. A health and well-being program provides an on-site general practitioner, physiotherapist and dentist, as well as occupational health services. Emergency child care, emergency home care for elderly or disabled adults and a booking service for out-of-school care are provided by an external provider.

In the US, the Work/Life Assistance Program offers around-the-clock online and telephone counseling and referral services to employees and their families to help resolve issues that may affect their health, personal life, or job performance. Counselors are available to address issues such as emotional conflicts, depression, marital issues, grief and work performance. The program also offers referral services for child care, prenatal care, adoption, academic services and adult care. In addition, UBS provides on-site child care at our Stamford, Connecticut site and emergency / backup child care in most other US locations.

Employee assistance initiatives in Asia Pacific are generally conducted on a country-by-country basis. In Hong Kong, for example, consultants from an external provider help employees and their immediate family members manage work and life stress, family, mental health, grief or trauma, and other challenges. In Japan, these services are available through another outside team of consultants trained in fields such as counseling, law, accounting and psychology.

In Switzerland, assistance for current and retired employees as well as their family members is provided through our Social Counseling and Retiree Services functions. Services include counseling for personal issues, difficulties in the workplace, sickness or disability, financial difficulties and retirement. Employees also have access to an internal ombudsman’s office and a childcare referral service. An HR Health Care function considers local health and safety matters. In Switzerland, work days lost to accident or illness are tracked, with 18,619 and 117,226 days respectively in 2012. This amounts to five work days per employee in Switzerland.

Programs are in place in every region to provide transitional support to employees impacted by restructuring exercises. For example, in Switzerland, we have a long-standing initiative called COACH to help redeploy employees within UBS or help them find jobs outside the firm in the event of restructuring. COACH advisors provide support and assistance in finding a new job by working closely with our internal recruitment center and outside employment services. During the process, employees retain full salary and benefits, and financial assistance is available for job-related training, if needed.

In Switzerland, employees below the level of Director participate in a social plan that covers employees whose jobs are subject to the Agreement on Conditions of Employment for Bank Staff. This plan lays out the terms and conditions for any necessary redundancies. It also governs the requirements and procedures for internal hiring, job transfers, and, when needed, severance. The aim is to make any necessary job cuts or operational changes in a responsible manner, making full use of our internal labor market, and to offer support and career advice to these employees.

è	Refer to www.ubs.com/health-safety for our health and safety statement

Employee representation

As part of our commitment to being a responsible employer, we work with all of our employee representation groups to maintain an active dialogue between employees and management.

The UBS Employee Forum was established in 2002 and has representatives from 18 countries across Europe. It facilitates an open exchange of views and information on pan-European issues that can affect our regional performance, prospects or operations. Additionally, local forums address issues such as health and safety, changes to workplace conditions, pension arrangements and consultation on collective redundancies and business transfers. In Switzerland, for example, the Employee Representation Committee partners with UBS management in annual salary negotiations and represents employee interests on specific topics outlined in the collaboration and co-determination clauses of staff policies. Employee Representation Committee representatives are elected to represent employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The UK Employee Forum, which is formed by elected representatives from all of our UK businesses and appointed management representatives, focuses on local economic, financial and social activities concerning UK employees. It may also be used to develop workforce agreements affecting UK employees. Collectively, the UBS Employee Forum, including the Employee Representation Committee and UK Employee Forum, represents about 50% of our global workforce.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation

Letter from the Human Resources and Compensation Committee of the Board of Directors

Dear shareholders,

Following the advisory vote on UBS’s Compensation Report at last year’s Annual General Meeting (AGM), we consulted widely with our shareholders to better understand your views with regard to improving our compensation plans and disclosures. We incorporated the findings from these consultations into our review process and have implemented wide-ranging changes for 2012. I and the rest of the Board of Directors (BoD) are convinced that the revamped compensation framework will help us achieve our primary objective of delivering attractive and sustainable returns over the medium to longer-term to our shareholders.

Our compensation philosophy is to provide our employees with compensation that recognizes their individual contributions and that clearly links their pay not just to the delivery of business targets but also to demonstrating the right behaviors. It is also important to recognize that UBS is undergoing a fundamental transformation which takes time to achieve and it remains critical that we continue to attract, motivate and retain the right people in order to execute our strategy.

The 2012 changes to our compensation framework start with the elimination of all plans with upside leverage and a complete alignment of our model for all employees, by having just two deferred variable compensation plans – a deferred share plan and a new deferred contingent capital plan (DCCP). These instruments incorporate:

–	longer deferral periods (share plan with three to five years for full vesting and DCCP with five-year cliff vesting);
–	more challenging multi-year performance conditions and forfeiture triggers;
–	enhanced “harmful acts” provisions; and
–	no leverage.

Furthermore, in relation to Group Executive Board (GEB) members specifically, we have:

–	increased the UBS share retention requirement by 67% for the Group CEO, and 75% for other GEB members;
–

introduced a cap on the GEB performance award pool of up to 2.5% of adjusted pre-tax profit – for 2012 the actual size of the award pool was well below the cap at 1.7% of the adjusted pre-tax profit; and

–	introduced additional performance conditions such that 100% of GEB deferred compensation is subject to forfeiture if performance conditions are not met.

The far-reaching changes to our compensation framework and the alignment of our plans to our strategy strengthen the link between compensation and the firm’s medium to longer-term performance. Put simply, we believe our new compensation structure will help to promote a stronger pay-for-performance culture and will discourage excessive risk-taking.

With regard to the actual awards for 2012, the HRCC and the BoD have tried to balance the many positive developments during the year, including:

–	the firm’s strong share price performance, which was up 28% over the year;
–	significant progress in building our industry-leading capital ratios;
–	the target for reducing risk-weighted assets being exceeded;
–	substantial net new money inflows; and
–	sufficient progress in executing the firm’s strategy set out in 2011 to enable UBS to announce an acceleration of its implementation in October 2012,

with the disappointing loss for the year, which was primarily driven by goodwill impairment charges, increased charges for litigation and regulatory matters, including the cost of the LIBOR settlement, as well as own credit losses.

Taking all these factors into consideration and recognizing the tremendous efforts of our people to make progress towards achieving the firm’s targets, we have

Corporate governance, responsibility
and compensation

reduced the overall performance award pool to CHF 2.5 billion (a 7% decrease on 2011 and a 42% decrease on 2010). The performance award pools for individual business areas reflect their particular performance. In some business areas within the Investment Bank and the Corporate Center, pool funding has shrunk by as much as 20%, while other business areas have seen modest rises in the size of their pools.

In addition, we determined that the GEB would receive no part of their 2012 performance awards in cash. Therefore 100% of every GEB member’s performance award for 2012 is deferred and subject to forfeiture if performance conditions are not achieved.

Taken together, we believe 2012’s reduced performance award pool and the significant adjustments we have made to UBS’s compensation plans demonstrate our commitment to strengthen employee focus on and accountability for longer-term performance. We recognize that certain features in our plans such as the longer deferrals are more demanding when compared with others in the industry. However, we are convinced that the framework is the right one for the firm and provides a balanced approach whereby we reward employees who execute the firm’s strategy successfully and responsibly.

The BoD and I would like to thank our shareholders for the time they took to meet with us and share their views on compensation. Over the following pages you will find the details on UBS’s compensation for 2012, for which we will seek your support at our AGM in May 2013. The BoD and I are committed to continually improving our reporting to you on compensation matters and we welcome your feedback on this report.

Ann F. Godbehere

Chair of the Human Resources

and Compensation Committee of

the Board of Directors

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Our compensation governance

Ensuring we have strong governance and oversight of our compensation process is the responsibility of the Human Resources and Compensation Committee. Such governance is crucial to ensure that our compensation processes are transparent and fair, that we set appropriate incentives to attract and retain the best people, and that we support and reward sustainable value creation in the longer-term interests of our shareholders.

The Human Resources and Compensation Committee (HRCC) is a committee of the Board of Directors (BoD) and consists of four independent BoD members. On 31 December 2012, the HRCC members were Ann F. Godbehere, who chairs the committee, Rainer-Marc Frey, Wolfgang Mayrhuber and Helmut Panke.

è	Refer to the “Board of Directors” section of this report for further information about the Human Resources and Compensation Committee

Overview of the HRCC’s work

The HRCC meets regularly and works closely with the Risk Committee to ensure that risk considerations are embedded in our compensation framework and processes. Helmut Panke and

Rainer-Marc Frey are members of both the HRCC and the Risk Committee and this affords the HRCC an invaluable risk perspective when considering compensation-related issues. The HRCC also appoints external advisors to provide impartial advice on compensation-related matters as well as data on market trends and benchmarks, including in relation to Group Executive Board (GEB) and BoD compensation.

Among its other responsibilities, the HRCC, on behalf of the BoD:

–	reviews our Total Reward Principles;
–	reviews and approves annually the design of the total compensation framework, including compensation strategy, programs and plans;
–	reviews performance award funding throughout the year and

Compensation authorities

The BoD has the ultimate responsibility for approving the compensation strategy proposed by the HRCC, a BoD committee that determines the appropriate level of resources for compensation matters.

Recipients	Compensation recommendations developed by	Approved by	Communicated by
Chairman of the BoD	Chairperson of the HRCC	HRCC	HRCC
Independent BoD members (remuneration system and fees)	Chairman of the BoD and HRCC	BoD	Chairman of the BoD

Group CEO	Chairman of the BoD and HRCC	BoD	Chairman of the BoD

GEB members	HRCC and Group CEO	BoD	Group CEO

Key Risk Takers	Responsible GEB member together with functional management team	Divisional pools: HRCC Overall pool: BoD	Line manager

Recipients	Variable compensation recommendations developed by	Approved by	Communicated by
Employees	Responsible GEB member together with functional management team	Divisional pools: HRCC Overall pool: BoD	Line manager

Corporate governance, responsibility
and compensation

proposes the final performance award pool to the full BoD for approval;

–	together with the Group Chief Executive Officer (Group CEO), proposes base salaries and annual performance awards for GEB members to the BoD, which approves the total compensation of the GEB;
–	together with the Chairman of the BoD, proposes the compensation for the Group CEO;
–	approves the total compensation for the Chairman of the BoD;
–	together with the Chairman, proposes the total individual compensation for independent BoD members for approval by the BoD; and
–	ensures that there is an appropriate focus on talent development and management with respect to our business heads and key senior leaders.

It is important to note that the Group CEO and the Chairman of the BoD may not attend any parts of committee meetings at which specific decisions are made about their own individual compensation. These decisions are at the discretion of the HRCC and the BoD. Base fees and committee retainers received by independent BoD members are subject to an annual review. A proposal is submitted by the Chairman of the BoD to the HRCC, which then submits a recommendation to the BoD.

If you would like more information regarding the responsibilities and authorities for compensation-related decisions illustrated in the table “Compensation authorities” on the previous page, please see “Annex B – Responsibilities and authorities” and “Annex C – Charter of the Committees of the Board of Directors of UBS AG” of the Organization Regulations of UBS AG. These can be found at www.ubs.com.

The Risk Committee’s input is critical to ensuring our compensation plans continue to fully reflect our approach to risk management and control

Ours is a risk management business and our success depends on prudent risk-taking. We will not tolerate inappropriate behavior that can harm the firm, its reputation or the interests of our many stakeholders. The Risk Committee works closely with the HRCC to ensure our compensation plans reflect our approach to risk management and control. The Risk Committee supervises and sets appropriate risk management and control principles and receives regular briefings on how risk is factored into the compensation process. It also monitors Group Risk Control’s involvement in compensation programs and reviews whether the risk-related aspects of the compensation process have been adhered to.

Human Resources and Compensation Committee – additional information

The HRCC held 13 meetings in 2012. Each meeting had an average attendance of 85%. External advisors attended 11 of those meetings. The Chairman of the BoD and the Group CEO were present at all 13 of those meetings, although they were absent during discussions related to their own compensation. During the year, the HRCC reappointed Hostettler, Kramarsch & Partner to provide impartial external advice on compensation-related matters. The company has no other mandates with UBS. The HRCC reviewed the company’s certification of its independence based on the factors outlined in the New York Stock Exchange listing rules. Compensation consulting firm Towers Watson, appointed by Group Human Resources, continued to provide the HRCC with data on market trends and benchmarks, including in relation to GEB and BoD compensation. Various subsidiaries of Towers Watson provide similar data to Group Human Resources in relation to compensation at lower levels of the organization. Towers Watson has no other compensation-related mandates with UBS.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Our Total Reward Principles

Our compensation philosophy and objectives are embodied in our Total Reward Principles. They influence how we structure compensation and provide funding for our performance award pool. They reflect our focus on pay for performance, sustainable profitability, sound governance and risk awareness, and support the firm’s strategy by promoting and rewarding behavior that enhances the firm’s position and reputation. The Total Reward Principles were reconfirmed by the Human Resources and Compensation Committee on 24 October 2012.

Ensuring we attract and engage a diverse, talented workforce

The success of the business is dependent upon attracting and retaining talented people who will help us successfully execute our strategy in a responsible manner and thus create longer-term, sustainable value for our shareholders. We aim to offer market-competitive compensation that strikes an appropriate balance between fixed and variable elements. We believe base salaries need to be sufficient to allow for a flexible policy when it comes to performance awards. We set performance award levels that encourage our employees to perform and to be entrepreneurial, while at the same time placing an emphasis on strong risk management and measured risk-taking.

è	Refer to the “Overview of our compensation model” section of this report for more information about our compensation system

Total Reward Principles

The four Total Reward Principles establish a framework for managing performance and integrating risk control. They also specify how we structure compensation and provide necessary funding for our performance award pool. These principles apply to all employees, but may vary in certain locations due to local laws and regulations.

How we foster effective individual performance management and communication

Throughout the firm, sustainable performance is the key factor in determining compensation. Our assessment of an employee’s performance goes beyond the achievement of financial objectives and takes account of the longer-term risk impact of an employee’s actions and any relevant reputational issues. In determining an employee’s performance award, we not only consider their contribution to UBS’s Group or business division results and whether they have achieved their individual performance objectives, but also take into account whether they:

–	adhere to our corporate values and principles;
–	implement our strategic goals of client focus, excellence and sustainable performance;
–	demonstrate leadership when it comes to our clients, business, people and change;
–	lead or support effective collaboration and teamwork;
–	operate with a high level of integrity and ensure compliance with UBS policies;
–	actively manage risk, including reducing operational risk, and strike an appropriate balance between risk and reward; and
–	exhibit professional and ethical behavior.

Employees are assessed not just against defined objectives, but also on a relative basis against their peers within the firm. This enables us to fairly differentiate performance, and consequently compensation, in an objective, transparent and disciplined manner.

è	Refer to the “Our employees” section of this report for more information on our performance management processes

Ensuring rewards are aligned with sustainable performance

Throughout the firm, sustainable performance is the key factor in determining compensation. Refer to the following sections of this report for more details.

Corporate governance, responsibility
and compensation

How we support and promote appropriate and controlled risk-taking

We place a strong emphasis on sound risk control in our compensation policies.

Our performance reviews recognize that different businesses have different risk profiles, and that additional factors should be considered, including the fact that earnings may vary in quality over time based on the risks taken, the full impact of which may only emerge in subsequent years. Employees are required to demonstrate an appropriate understanding of the nature of their business and its associated risks, including operational risks, to consider their actions in light of UBS’s reputation and risk appetite, and to accept responsibility for all risks that arise, which includes taking steps to manage and mitigate them. As part of their compliance training, employees are required to certify annually that they are compliant with various UBS policies.

In determining performance award funding, whether on a Group, divisional or business area level, we take the following key risks into account, where applicable: credit risk; market risk; treasury risk; operational risk, including legal and compliance risks; and reputational risk. The quantitative risk measures we consider when determining performance awards include, but are not limited to, the liquidity-adjusted stress ratio, the number of days on which the daily value-at-risk is exceeded, and the number of operational risks and audit recommendations that are effectively resolved. Our risk measures are reinforced by qualitative assessments conducted by Risk and Legal & Compliance relating to how the businesses manage such matters.

To keep our employees focused on the longer-term profitability of the firm, we require that a significant part of their performance award be deferred for up to five years if their total compensation exceeds CHF / USD 250,000. Part, or all, of the unvested deferred portion may be forfeited in certain cases. Examples include where an employee has acted contrary to the firm’s interests by contributing to significant financial losses or restatements; causing reputational harm; or breaching risk policy, legal or regulatory requirements, all of which constitute harmful acts.

In addition, we take specific measures regarding the compensation of our Key Risk Takers. They are the most senior members of management, together with selected individuals who, by the nature of their role, exert significant influence over the firm’s risk profile. We identify these individuals, whether they are in front-office, control or logistics functions (such as IT), consistent with specific regulatory guidance and best practice in the industry. During 2012, the number of individuals identified as Key Risk Takers increased to more than 500. Key Risk Takers are subject to more rigorous scrutiny, which they receive in the form of performance evaluations from the control functions, and part of their compensation is subject to performance conditions.

To monitor risk effectively, our control functions, primarily Legal & Compliance, Risk Control and Finance, must be independent. To support this, their compensation is determined independently from the revenue producers that they oversee, supervise or support. Their performance award pool is not based on the performance of these businesses, but instead reflects the performance of the firm as a whole. In addition, we consider other factors such as how well the function has performed, together with our market positioning. Decisions regarding individual compensation for the leaders of these control functions are made by the function heads and approved by the Group CEO.

Additionally, we have an internal disciplinary process which is relevant to all employees, the Incident & Consequences Process, that evaluates the behavior of employees involved in disciplinary events, incidents in which controls have been violated and cases of financial loss each year, and imposes compensation-related sanctions on the employees concerned.

è	Refer to the “Overview of our compensation model” section of this report for more information about key performance indicators and Key Risk Takers

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Updated benchmarking against peers

We benchmark GEB compensation and benefit levels against those of our peers by referring to a peer group of companies selected based on the comparability of their size, business mix, geographic mix, and the extent to which they are our competitors for talent. We also consider the regulatory environment, and the culture and practices of these peers that may have an impact on their pay strategy and pay levels. These companies, which are predominantly large European and US banks operating internationally, are our main competitors when it comes to hiring.

In 2012, the HRCC reviewed our peer benchmarking process. The committee decided that to improve comparability, it was appropriate to expand our peer comparison group by adding BNP Paribas, Goldman Sachs, Julius Baer, and Nomura. Consequently, our peer comparison group now consists of the following companies: Bank of America, Barclays, BNP Paribas,

Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan Chase, Julius Baer, Morgan Stanley and Nomura. The committee decided that a more diverse comparison group is appropriate given the wider variation in business models that is emerging across financial services and thus the broader array of competitors, particularly for talent.

In the view of the HRCC and the BoD, our executive compensation structure is appropriate relative to this peer group. It will continue to review the peer group regularly to ensure that the firms that constitute it remain relevant benchmarks for the purposes of determining GEB compensation.

With regard to compensation for other employees, given the diversity of our businesses, the companies we use as benchmarks vary with and are dependent on the relevant business divisions and locations, as well as the nature of the positions involved. For certain businesses or positions, we may take into account other major international banks, additional large Swiss private banks, private equity firms, hedge funds and non-financial firms. Furthermore, we also benchmark employee compensation internally for comparable roles within and across business divisions and locations.

We believe that the extended length of our deferral periods and the scope of employees subject to the DCCP five-year cliff-vesting will go further than comparable requirements at many firms in our peer group. While these changes, coupled with reduced performance award pools in certain business areas, will require close management focus, we are confident that our compensation framework is right for the firm and reinforces our focus on medium- and longer-term performance.

Comparability assessment against main peers1

Benchmarking ensures that our executive compensation is appropriate relative to our peer group. The key benchmarking criteria are summarized in the following table.

Firm	Size[2]	Business mix[3]	Geographic mix[4]	Competitors for talent[5]	HQ location: regulatory[6]	HQ location: geography[7]
Bank of America
BNP Paribas
Barclays
Citigroup
Credit Suisse
Deutsche Bank
Goldman Sachs
HSBC
JP Morgan Chase
Julius Baer
Morgan Stanley
Nomura

Less comparable Moderately comparable Comparable

1  Source: Group Corporate Development assessed the criteria Size, Business and Geographic Mix and Group HR assessed the criteria Competitors for Talent and HQ locations.  2  Size: evaluated in terms of revenue, profitability, assets and employee size. This would potentially impact management complexity outside of the impact of product mix and geography.  3  Business mix in terms of type and size of major businesses would impact pay strategy, pay levels and approach and, importantly, risk profile.  4  Geographic mix: evaluated not only in terms of mix, but also from a European HQ perspective. Impacts executive role definition and management complexity.  5  Competitors for talent: firms from which UBS recruits and / or firms which recruit from UBS.  6  HQ location / regulatory: impact of the regulatory environment based on home regulator.  7  HQ location / geography: culture and practice that impacts pay strategy, levels.

Corporate governance, responsibility
and compensation

Overview of our compensation model

Our strategy places our clients’ best interests at the center of everything we do and is designed to help us deliver attractive and sustainable returns to our shareholders. Our success in doing so will ultimately depend on the efforts of our employees and we believe it is essential to provide them with the opportunity to participate in the firm’s longer-term success. However, we must clearly link pay with performance. To reinforce this link, the key performance indicators we use to measure our progress in executing our strategy are taken into account when determining the size of each divisional performance award pool and used as a basis for setting the performance conditions of our compensation plans.

Overview of key changes to compensation framework for performance year 20121

Group Executive Board (GEB)	All other employees with total compensation above CHF / USD 250,000

–  GEB overall performance award pool capped at 2.5% of the firm’s adjusted pre-tax profit for each year.

–  Minimum number of UBS shares to be held up from 200,000 to 350,000 shares for each member, and from 300,000 to 500,000 shares for the Group CEO.

–  Cap on immediate cash paid as part of performance award reduced to CHF / USD 1 million (down from CHF / USD 2 million).

–  Deferred compensation mix now half in form of Equity Ownership Plan (EOP) awards and half in form of new Deferred Contingent Capital Plan (DCCP) awards. Total percentage of deferred compensation increased to at least 80%, from at least 76%.

–  DCCP awards consist of a notional bond which replicates many of the features of UBS contingent loss-absorbing bond placed in the market in 2012, with annual interest payments. Awards vest in their entirety after five years, provided no trigger or viability event occurs. 20% of the award may be forfeited for each year the firm does not achieve an adjusted pre-tax profit. 100% of award at risk of forfeiture. Interest will only be awarded for each year in which the firm achieves an adjusted pre-tax profit.

–  Vesting of EOP awards occurs in years 3 to 5, previously in years 1 to 5.

–  New compensation framework increases average deferral period for the GEB to 4.5 years (from 2.7 years for 2011).

–  More stringent performance conditions for EOP awards based on Group and divisional performance, so that 100% of the award is at risk of forfeiture (previously up to 50% at risk).

–  Discontinuation of Cash Balance Plan and Performance Equity Plan.

–  Enhanced harmful acts provisions.

–  Cap on immediate cash paid as part of performance award reduced to CHF / USD 1 million (down from CHF / USD 2 million).

–  Deferred compensation mix now half in form of EOP awards and half in form of new DCCP awards.

–  DCCP awards consist of a notional bond which replicates many of the features of UBS contingent loss-absorbing bond placed in the market in 2012, with annual interest payments. Awards vest in their entirety after five years, provided no trigger or viability event occurs. Interest will only be awarded for each year in which the firm achieves an adjusted pre-tax profit.

–  Vesting for EOP awards occurs in years 2 and 3, previously in years 1 to 3.

–  New compensation framework increases the average deferral period to 3.8 years (from 2.0 years for 2011).

–  More stringent performance conditions for EOP awards based on Group and divisional performance apply to Group Managing Directors, Key Risk Takers and Highly Paid Employees (i.e employees with a performance award of CHF / USD 2 million or more), so that 100% of their awards are at risk of forfeiture (previously up to 50% at risk).

–  Enhanced harmful acts provisions.

1  There are variations in plans for Global Asset Management employees, which are not reflected in this table.

How we determine an individual’s pay

We focus on an employee’s total compensation, which consists of two elements: a fixed element, generally the base salary; and an annual discretionary performance award. The level of performance award depends on several factors, including the firm’s overall performance, the performance of the employee’s business division, and the individual’s performance.

To safeguard against excessive pay in 2012, we introduced a cap on the size of the GEB performance award pool of up to 2.5% of the Group adjusted operating profit. We also capped the amount of immediate cash that can be paid as part of the total performance award granted to any employee at CHF / USD 1 million, which is a 50% reduction on the previous cash cap.

Base salary

The base salary reflects an employee’s skills, role and experience while taking local market practices into consideration. It is fixed and usually paid monthly or semi-monthly. We review base salaries every year to ensure they remain competitive, comparing them with relevant internal and external benchmarks. Adjust-

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation overview1

A balanced mix of fixed and variable compensation ensures appropriate risk-taking and behavior that produces sustainable business results.

	Chairman of the BoD	Board of Directors	Group Executive Board	Key Risk Takers	Other employees
Base salary[2]	●		●	●	●
Cash performance award			●	●	●
Equity Ownership Plan (EOP)[3,4]			●	●	●
Deferred Contingent Capital Plan (DCCP)[3,5]			●	●	●
Base fee and committee retainer(s)[6]		●

1  All monetary figures stated in the “Compensation” section are gross figures (compensation before applicable withholdings and deductions).”  2  The base salary of the Chairman of the BoD consists of a cash amount and a fixed number of shares.  3  All employees with a total compensation of CHF / USD 250,000 or more are eligible.  4  Additional profitability performance condition for GEB members, Key Risk Takers, Group Managing Directors and other employees with a total performance award exceeding CHF / USD 2 million.  5  Additional performance condition if our Basel III common equity tier 1 ratio falls below 7% or if a viability event occurs.  6  At least 50% of the base fee is paid in blocked UBS shares.

ments are made when there is a significant change in job responsibility, and we may make annual adjustments to reflect performance and respond to movements in the marketplace.

In 2011, we made very limited salary increases, and we continued this approach in 2012 to keep our fixed-cost base down. With effect from March 2013, base salaries were increased by a total of CHF 62 million or 1% of the monthly salary run rate for February 2013. This compares with a base salary increase made for the 2012 performance year of approximately 1.5%. The increases for 2013 apply primarily to employees who were promoted and those whose base salary fell significantly short of the market benchmark for their role. Our total salary expense for 2012 was CHF 6,814 million, down 1% from 2011 and down 3% from 2010.

Performance award

The majority of our permanent employees are considered for an annual discretionary performance award. The amount of any performance award depends on the factors, including, but not limited to, those mentioned at the start of this section, and is at the complete discretion of the firm.

As previously stated, performance awards are fully discretionary. For the 2012 performance year, for employees across the Group, the performance award was, on average, approximately 37% of the base salary. Among GEB members in office at the end of 2012, it was, on average, 321% of a GEB member’s base salary. For 2011, the comparable figures were 40% and 331%, respectively.

Key performance indicators

The performance of the Group is assessed using criteria such as risk-adjusted profits, performance relative to the industry and general market competitiveness.

In addition to the key performance metric of risk-adjusted profitability, we use a number of additional criteria to assess the performance of each of our business divisions.

For example:

–	we assess the performance of business areas in our wealth management businesses using criteria such as the level of net new money over the year;
–	in the Investment Bank, we consider factors such as revenue and profitability, the cost-income ratio and return on risk-weighted assets;
–	the financial performance of business areas in Global Asset Management is assessed using criteria such as the level of assets under management and investment performance.

Risk-related objectives also vary between businesses and include:

–	the client credit documentation and operational costs in our wealth management businesses;
–	the number of days during which the daily value-at-risk limit is exceeded in the Investment Bank;
–	whether risk investment guidelines and Group and risk policies have been adhered to, and whether significant risk events occur in Global Asset Management; and
–	broader qualitative indicators taking into account our market position for a large part of the Corporate Center.

For the Group as a whole, we consider progress against our strategic initiatives, including, but not limited to, risk-weighted asset reduction, balance sheet reduction, delivery of cost efficiencies and capital accretion.

In addition, we look at the organization’s risk profile and culture, including the extent to which operational risks and audit issues are identified and resolved and the quality of its engagement in risk initiatives.

On a business area level, the size of the pool depends on its performance and that of the business division to which it belongs. This means an individual’s performance award depends on the

Corporate governance, responsibility
and compensation

available funding for their business area and business division, as well as on their personal achievements. However, any performance award is made at UBS’s sole discretion and we do not apply a formula or assign weightings to specific performance indicators in determining individual performance awards. Performance award levels can fluctuate significantly from year to year and it is possible that an individual receives no performance award in a given year.

We evaluate performance on an ongoing basis. If performance is weak, we reduce our performance award pool accruals accordingly.

è	Refer to the “Compensation funding and expenses” section of this report for more information

Deferral of performance awards

A significant part of our performance awards is deferred over several years. The unvested deferred amounts are forfeited or reduced if any applicable performance conditions are not met or if employees commit harmful acts. Employees with a total compensation of CHF / USD 250,000 or more receive 40% of their performance awards in cash, subject to the cash cap of CHF / USD 1 million. Above the total compensation threshold of CHF / USD 250,000, a minimum of 60% of their annual performance awards are deferred, with 30% in UBS shares that are deferred under the Equity Ownership Plan (EOP) with the remaining 30% granted under the Deferred Contingent Capital Plan (DCCP). Global Asset Management employees receive 45% of their performance awards in cash-settled notional funds under the EOP and the remaining 15% under the DCCP. A high-level overview of the framework is provided on the following page.

è

Refer to the “Deferred variable compensation plans” section of this report for more information about the terms of our deferred variable compensation plans, including the forfeiture provisions to which they are subject, and the terms applicable to Global Asset Management employees

è

Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for details of specific local plans with deferral provisions that differ from those described here

Other variable compensation

To support hiring or retention, particularly at senior levels, we may offer certain incentives. These include the following:

–

replacement payments to compensate employees for deferred awards forfeited as a result of joining UBS. Such payments are standard industry practice and are often necessary to attract senior candidates who generally have a significant portion of their awards deferred at their current employer and where continued employment is required to avoid forfeiture. As a general principle, these “forfeited equity replacements” take into account the terms and features of any deferred award that an individual has forfeited upon joining UBS. As such, if, by joining UBS, an employee has forfeited deferred equity compensation, this will be replaced by an award under the EOP. Replacement awards are not considered part of an employee’s total compensation although they constitute costs that the bank must incur to hire such employees.

–

on a very limited basis, guarantees may be required to attract individuals with certain skills and experience. These awards, which are fixed incentives either in cash or in equity awarded under a plan, are paid regardless of future events, but are limited to the first performance year.

–

sign-on payments are occasionally offered to important top-level candidates to increase the chances of their accepting an offer. Awards made to employees hired at the end of the year to replace performance awards that they have forfeited, as well as those offered to certain graduate hires, are also reported as sign-on payments.

–	retention payments made to key senior employees to induce them to stay, particularly during critical periods for the firm.

Replacement payments, guarantees and sign-on payments are generally agreed at the time of hiring. The table on page 282 shows the amount of such payments made in 2012, together with the number of beneficiaries.

Employment contracts for those holding the rank of Director and above generally contain a notice period of between one and six months, depending on the location, which such employees must serve and during which time they are paid their base salary. We provide for severance payments in redundancy cases when employees are asked to leave as part of a reduction in the work-force. These are governed by location-specific severance policies. At a minimum, we offer severance terms which comply with the applicable local laws (“legally obligated severance”). In certain locations, we may provide severance packages that are negotiated with our local social partners that go beyond these minimum legal requirements (“standard severance”). In addition, we may make severance payments that exceed legally obligated or standard severance payments (“supplemental severance”) where we believe that they are appropriate under the circumstances. For example, we may grant a performance award on a pro-rated basis to employees who have performed well but have been made redundant after the third quarter of the year. In the exceptional cases that special payments are made outside the circumstances described above, or where substantial severance payments are made, a further stringent approval process applies.

With the exception of severance payments made in redundancy cases, all the payments described above, though typical in our industry, are only offered in special circumstances. They are highly restricted, take into account the specific circumstances of each case and are normally one-time payments with substantial deferral. They generally require the approval of the divisional CEO and Human Resources heads, and, in certain circumstances, the Group Head of Human Resources, the Group CEO or the HRCC. Furthermore, such payments may be forfeited or reduced should an employee subsequently act in a manner detrimental to the interests of the firm.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

2012 compensation framework for all employees with total compensation of

CHF/USD 250,000 or more, except GEB members1

The graph below provides an illustrative overview of the 2012 compensation framework for all employees with total compensation of CHF/USD 250,000 or more, excluding GEB members and Global Asset Management employees. It also provides a comparison with the framework for 2011.

Of the annual performance award, 40% is paid immediately in cash, 30% under the EOP and 30% under the DCCP.²

1  Except for Global Asset Management employees and employees in certain locations subject to specific local plans with different deferral provisions.  2  Code Staff receive 50% in the form of blocked UBS shares.

Pensions and benefits

We offer certain benefits such as health insurance and retirement benefits. These benefits vary depending on the location, but are competitive within each of the markets in which we operate.

Pensions give employees and their dependents a level of security after their retirement or in the event of disability or death. While pension plans may vary across locations in accordance with local requirements, pension plan rules in any one location are generally the same for all employees in that location, including management.

è	Refer to “Note 30 Pension and other post-employment benefit plans” in the “Financial Information” section of this report for more information

Employee share purchase program

We believe it is important that all our employees have the opportunity to take a personal stake in the success of the firm. Our employee share purchase program, the Equity Plus Plan, allows employees to contribute up to 30% of their base salary and / or up to 35% of their performance award toward the purchase of UBS shares. All employees below the rank of Managing Director are eligible to participate. Employees can purchase UBS shares at market price, and receive one free share for every three purchased through the program. Shares purchased under the Equity Plus Plan are generally restricted from disposal for a maximum of three years from the time of purchase. The free shares vest after three years, with vesting subject to continued employment with the firm.

Compensation for financial advisors in

Wealth Management Americas

In line with market practice in the US for brokerage businesses, the compensation system for financial advisors in Wealth Management Americas is based on commissions. The commissions, paid monthly, are based on revenue and other strategic performance measures and objectives. We reduce payout rates if financial advisors make repeated or significant client account or transaction

Corporate governance, responsibility
and compensation

errors. In addition to these commissions, advisors may also qualify for year-end awards, most of which are deferred over either a six- or 10-year period. The size of these awards may be based on length of service, coupled with the amount of net new money brought in, or the amount of revenue generated from wealth management-based services or products. For 2012, we paid a total of CHF 2,793 million in compensation to financial advisors in Wealth Management Americas. These amounts are neither part of nor expensed in our discretionary performance award pools and are categorized as “Wealth Management Americas financial advisor compensation”.

Identifying our Key Risk Takers

Identifying Key Risk Takers is important to ensure we incentivize only appropriate risk-taking. Key Risk Takers are defined as those employees who can materially set, commit or control significant amounts of the firm’s resources and / or exert significant influence over its risk profile. This includes employees who work in front-office roles, logistics or control functions. There are currently more than 500 individuals classified as Key Risk Takers, including GEB members. We also include employees with a performance award exceeding CHF / USD 2 million (Highly Paid Employees) in this category if they have not already been identified as Key Risk Takers. All GEB members are Key Risk Takers, but disclosed separately in this report.

Compensation measures for Key Risk Takers and

Highly Paid Employees

Key Risk Takers identified at the beginning of the performance year are subject to a performance evaluation by the control functions. Additionally, the vesting of their deferred awards is partially contingent on the profitability of the business division in which they work, or, in the case of Corporate Center employees, on the profitability of the Group as a whole. Like all other employees, they also face forfeiture or reduction of the deferred portion of their compensation if they commit harmful acts.

Equivalent compensation measures for Group Managing Directors

The same compensation measures apply to all Group Managing Directors (GMDs) regardless of whether they are determined to be Key Risk Takers or not. They receive part of their annual performance award under the EOP and the DCCP, with the vesting of their deferred EOP awards contingent on the same performance conditions to which Key Risk Takers are subject. Furthermore, any immediate cash award in excess of the CHF / USD 1 million cap is deferred as shares under the EOP.

è	Refer to the discussion “Support appropriate and controlled risk-taking” in the “Total Reward Principles” section of this report for more information

We believe that we are fully compliant with the relevant Swiss Financial Market Supervisory Authority (FINMA) requirements regarding risk-takers, and we also consult with our other regulators around the globe on the topic. We make separate disclosures about risk takers in our local annual reports in line with local disclosure requirements.

Identifying our UK Code Staff

In accordance with guidance from the UK Financial Services Authority (UK FSA), we have identified 185 employees, consisting of senior management and employees whose professional activities could have a material impact on the firm’s risk profile in the UK, as so-called “Code Staff”. Compensation measures that apply to Code Staff are generally similar to those applied to Key Risk Takers. However, due to specific UK FSA requirements, 50% of Code Staff performance awards that are paid out immediately are delivered in UBS shares. Furthermore, any shares granted to Code Staff under the EOP for their performance in 2012 will be subject to an additional six-month blocking period upon vesting.

Identifying our Covered Employees

In the US, the Federal Reserve has recommended a more expansive approach for identifying employees who expose their firms to material amounts of risk. Based on guidance from the Federal Reserve Bank of New York, we have identified those employees, known as “Covered Employees”. For 2012 there are 805 senior executives, employees who manage revenue-producing lines of business and revenue producers in the US who individually or collectively expose the firm to material amounts of risk.

Group Executive Board (GEB)

Performance objectives for GEB members are linked to Group and divisional key performance indicators. The Group CEO’s performance award depends on the performance of the Group as a whole, while GEB members who are divisional Chief Executive Officers are assessed based on Group and divisional profitability.

Key Risk Takers1

Classification	Location	Number of employees
GEB members	Global	11
Key Risk Takers	Global	501, excluding GEB members

1  Includes employees with a performance award exceeding CHF / USD 2 million (Highly Paid Employees).

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Sign-on payments, replacement payments, severance payments and guarantees
CHF million, except where indicated	Total 2012	Of which expenses recognized in 2012 [4]	Of which expenses to be recognized in 2013 and later	Total 2011[1]
Total sign-on payments[1]

Amount	17	11	6	29

Number of beneficiaries	182			342

of which Group Executive Board (GEB) members

Amount	–	–	–	–

Number of beneficiaries	–			–

of which Key Risk Takers[2]

Amount	4	2	2	3

Number of beneficiaries	5			2

Total replacement payments[1]

Amount	96	23	72	154

Number of beneficiaries	203			518

of which GEB members[2]

Amount	25	10	15	–

Number of beneficiaries	1			–

of which Key Risk Takers[2]

Amount	32	6	26	59

Number of beneficiaries	16			35

Total guarantees

Amount	40	15	26	237

Number of beneficiaries	68			359

of which GEB members

Amount	–	–	–	–

Number of beneficiaries	–			–

of which Key Risk Takers[2]

Amount	20	6	14	84

Number of beneficiaries	10			34

Total severance payments[3]

Amount	319	314	5	239

Number of beneficiaries	2,321			1,530

of which GEB members

Amount	–	–	–	–

Number of beneficiaries	–			–

of which Key Risk Takers[2]

Amount	0.2	0.2	–	5

Number of beneficiaries	1			4

1  In 2011 sign-on payments and replacement payments were reported together. Total 2011 was restated correspondingly.  [2]  Expenses for Key Risk Takers are full-year amounts for individuals in office on 31 December 2012. Key Risk Takers include employees with a performance award of CHF / USD 2 million or more (Highly Paid Employees).  [3]  Severance payments include legally obligated and standard severance , as well as supplemental severance payments of CHF 16 million.   [4]  Expenses before post vesting transfer restrictions.

Corporate governance, responsibility
and compensation

2012 compensation framework for GEB members

The graph below provides an illustrative overview of the 2012 compensation for GEB members, comparing it with the framework in 2011.

Of the annual performance award, up to 20% is paid immediately in cash, a minimum of 40% is deferred under the EOP and another 40% under the DCCP.

  1   Code Staff receive 50% in the form of blocked UBS shares.

Those who lead Group control functions or who are regional CEOs are assessed based on the performance of the Group and the regions that they oversee. We also apply various qualitative criteria in evaluating the performance of GEB members. These include: their ability to manage risk; bring about change in the organization; establish strong teams; and develop new leadership talent. GEB members are also assessed on how effectively they adhere to our strategic principles and apply our values.

è	Refer to the “2012 compensation for the Group Executive Board and Board of Directors” section of this report for more information

Base salary and performance awards

GEB members receive a base salary and are eligible to receive an annual discretionary performance award. While GEB awards are at the discretion of the BoD, they take into account the overall performance of the Group and are dependent on the available performance award pool funding. Overall, the GEB performance award pool is limited to up to 2.5% of the Group’s adjusted pre-tax profit.

è	Refer to the discussion in the “2012 compensation for the Group Executive Board and Board of Directors” and “Compensation funding and expenses” sections of this report for more information

At least 80% of a GEB member’s performance award is deferred in line with our focus on sustainable performance. Of this, 40% is awarded under the Deferred Contingent Capital Plan (DCCP), a minimum of 40% is awarded under the Equity Ownership Plan (EOP) and a maximum of 20% is paid out immediately, subject to a cash cap of CHF / USD 1 million (any amount above the cash cap is paid in UBS shares or notional shares under the EOP). For GEB members, EOP awards vest from year 3 to 5 in three equal installments, subject to the applicable performance conditions being met. DCCP awards vest in their entirety in year 5, although notional

Advisory vote

Corporate governance, responsibility and compensation

Compensation

interest is awarded annually, provided that the firm achieves an adjusted pre-tax profit for that year. In addition to the capital ratio trigger of 7%, DCCP awards for GEB members will be subject to an additional performance condition. If UBS does not achieve an adjusted pre-tax profit during the vesting period, GEB members would forfeit 20% of the award for each loss-making year. As such, 100% of the award is at additional risk of forfeiture.

By discontinuing our previous deferred variable compensation plans, we have eliminated all leverage from our compensation plans, thereby further discouraging excessive risk-taking.

è	Refer to the “Deferred variable compensation plans” section of this report for more information
è	A high-level overview of the 2012 compensation framework for GEB members is provided on the following page, which includes the 2011 framework (shaded) for comparison purposes

To further align their interests with those of our shareholders, as well as to further ensure that they remain focused on the longer-term success of the firm, we operate a formal share ownership requirement, under which GEB members must hold a minimum number of UBS shares. In 2012, the minimum holding requirement levels were increased. Each GEB member must now hold a minimum of 350,000 shares compared with the previous requirement of 200,000 shares. The Group CEO is now required to hold 500,000 shares compared with the previous minimum of 300,000 shares. These shareholdings must be built up within a maximum period of five years from the date a GEB member is appointed and must be retained for as long as he or she remains in office. The number of UBS shares held by each GEB member is determined by adding any vested or unvested shares to privately held shares. GEB members are not permitted to sell their UBS shares until the abovementioned thresholds have been reached.

Employment contract terms

Employment contracts for GEB members do not provide for “golden parachutes”, that is, special severance terms, including supplementary contributions to pension plans. All employment contracts with GEB members contain a notice period of six months, except for one which contains a 12-month notice period. If a GEB member leaves the firm before the end of a performance year, he or she may be considered for a discretionary performance award based on his or her contribution during the time worked in that performance year. Such awards are at the full discretion of the firm, which may decide not to grant any awards.

Benefits

Benefits for GEB members are in line with local practices for other employees.

è	Refer to the “2012 compensation for the Group Executive Board and the Board of Directors” section of this report for more information

Fixed and variable compensation[1]
	Total for the year ended 2012		Not deferred		Deferred[3]		Total for the year ended 2011[4]
CHF million, except where indicated	amount	%	amount	%	amount	%
Group Executive Board (GEB) members [2]

Total compensation

Amount	70	100	18	25	52	75	75

Number of beneficiaries	13						15

Fixed compensation

Base salary	18	25	18	100	0	0	20

Variable compensation	52	75	0	0	52	100	55

Immediate cash	0		0	0	0	0	N/A

Equity Ownership Plan	31		0	0	31	100	N/A

Deferred Contingent Capital Plan	21		0	0	21	100	N/A

Discontinued deferred compensation plans[5]	N/A	N/A	N/A	N/A	N/A	N/A	55

Key Risk Takers[6]

Total compensation

Amount	790	100	403	51	387	49	656

Number of beneficiaries	501						448

Fixed compensation

Base salary	218	28	218	100	0	0	194

Variable compensation	572	72	185	32	387	68	462

1 The compensation of GEB members who assumed their roles in 2012 is reflected in the GEB and Key Risk Taker numbers in this table on a pro-rated basis. 2 The figures refer to all GEB members in office in 2012 and all GEB members who stepped down during 2012. 3 This is based on the specific plan vesting which may differ from the accounting expensing. 4 Year 2011 as reported in Annual Report 2011. 5 Cash Balance Plan, Senior Executive Equity Ownership Plan and Performance Equity Plan. 6 Includes employees with a performance award of CHF / USD 2 million or more (Highly Paid Employees).

Corporate governance, responsibility
and compensation

How the LIBOR-related settlements and fines have impacted our compensation for 2012

In December 2012, UBS reached a settlement with the UK Financial Services Authority (FSA), the US Department of Justice (DOJ) and the Commodity Futures Trading Commission (CFTC) resolving LIBOR and other benchmark-related investigations, under which UBS agreed to pay fines totaling approximately CHF 1.4 billion. At the same time, the Swiss Financial Market Supervisory Authority (FINMA) issued an order concluding its formal proceedings with respect to UBS, requiring UBS to pay CHF 59 million in disgorgements.

Shareholders, clients and our employees are understandably concerned about the conduct identified in the LIBOR investigations. From the time management discovered the wrongdoing and promptly reported it to regulators, we have fully cooperated with these regulators and taken significant remedial action to improve policies, protocols and controls.

Termination of employment and other disciplinary measures

We took disciplinary measures against those employees who were found to have been involved in the misconduct or who failed in their supervisory duties, including terminating their employment. 26 employees left UBS before disciplinary action could be taken. 25 employees had their employment terminated, either by separation agreement or termination for cause. 27 individuals were sanctioned with various warnings, reductions in their compensation and forfeiture of part of their deferred compensation, and by not being considered for promotions. We continue to assess whether sanctions against other current and former employees should be taken based on our ongoing reviews or information we receive from regulators.

Forfeiture of unvested deferred performance awards

In addition to the reduction or elimination of performance awards paid to individuals for 2011 and 2012, we estimate that approximately CHF 60 million of unvested deferred performance awards has been forfeited. These forfeitures were principally due to the following:

–	terminations
–	resignations
–	performance conditions in our deferred variable compensation plans being deemed not to have been met
–	the application of the harmful acts forfeiture provisions

Performance award pool funding

Given the serious nature of the matter and the financial and reputational impact that it had on the firm, the cost of the LIBOR-related settlements was taken fully into account in determining the size of the overall performance award pool for 2012. In addition, the HRCC recommended to the BoD that the performance award pools for the Investment Bank and the Corporate Center should be reduced to reflect the gravity of the matter. In doing so, they considered both the direct actions of those who attempted to influence LIBOR rates and the fact that UBS’s controls and procedures did not detect or prevent these actions.

Investment Bank

In determining the size of the performance award pool for the Investment Bank, the HRCC considered the division’s financial performance for the year, adjusted for items such as goodwill impairment and restructuring charges. To assist in its thinking, it factored in a discretionary adjustment equivalent to approximately 50% of the LIBOR-related costs for the year. Finally, the HRCC also took into account the Investment Bank’s significant achievements in reducing its risk-weighted assets and balance sheet and accelerating the implementation of the firm’s strategy. Taking all these factors into consideration, the HRCC determined that the Investment Bank’s overall performance award pool should be reduced by approximately 20% compared to the level of performance awards for the division for 2011. In addition, unlike in 2012, no special awards will be granted to Investment Bank employees in 2013. The HRCC also determined that performance awards subject to performance conditions that were due to vest in March 2013 for the Investment Bank should be reduced by 10%. This 10% forfeiture, amounting to over CHF 14 million at the time of forfeiture, applied to over 300 individuals.

Corporate Center

The Corporate Center performance award pool was also reduced as a result of the LIBOR matter. However, no forfeiture of performance awards with performance-linked vesting conditions was deemed appropriate in the Corporate Center as the relevant performance condition, that is, the firm’s overall profitability, as measured on an adjusted performance basis, was met.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Our deferred variable compensation plans

To ensure our employees’ and shareholders’ interests are aligned, we pay part of our performance awards in UBS shares. To keep our employees focused on the medium and longer-term profitability of the firm, all variable compensation plans require a significant part of an employee’s performance award to be deferred for up to five years and include forfeiture provisions.

In 2012, we simplified and at the same time strengthened our compensation framework by eliminating a number of plans and introducing two universal plans that apply to all employees with a total compensation above CHF / USD 250,000 – the revised Equity Ownership Plan (EOP) and the new Deferred Contingent Capital Plan (DCCP). We have also extended the deferral period for our performance award plans. The introduction of the DCCP and changes to vesting conditions for the EOP have resulted in the average deferral period for the GEB increasing to 4.5 years (from 2.7 years for 2011) and to 3.8 years for other employees (from 2.0 years for 2011). The previous plans for members of the GEB, namely the Cash Balance Plan (CBP), Senior Executive Equity Ownership Plan (SEEOP) and the Performance Equity Plan (PEP) have been discontinued.

The forfeiture provisions in our deferred variable compensation plans, which have been enhanced, enable the firm to forfeit some, or all, of the unvested deferred portion if an employee commits certain harmful acts.

Generally, we regard the following as harmful acts:

–	contributing substantially to a significant downward restatement of the Group’s or a business division’s results or to the Group incurring significant financial losses
–	engaging in conduct and / or failing to discharge supervisory or managerial responsibilities that results in detriment to UBS, including reputational harm
–	engaging in conduct that materially violates legal and regulatory requirements or internal policies and procedures
–	disclosing confidential or proprietary information
–	soliciting UBS employees or clients

As a result of the changes described above we believe we have the largest proportion of deferred compensation in our peer group, and that our employees would have more deferred compensation at risk than at any other competitor firm. Thus we provide greater protection to our stakeholders in the event of poor performance or harmful acts.

è

Refer to “Note 31 Equity participation and other compensation plans” in the “Financial Information” section of this report for more information on valuation principles and valuation of the awards granted

Overview of variable compensation plans

Compensation is closely linked to longer-term sustainable performance. All of our variable compensation plans feature performance conditions for certain employees. A substantial part of variable compensation is deferred and at risk of forfeiture for several years.

1  Except for Global Asset Management employees, whose awards vest in equal installments in years 2, 3 and 5, and employees in certain locations subject to specific local plans with different deferral provisions.

2   Cash-settled notional funds for Global Asset Management employees.

Corporate governance, responsibility
and compensation

Equity Ownership Plan (EOP)

We have extended the vesting period and revised the performance conditions for the EOP. Awards granted for the performance year 2012 and onwards will vest in two equal installments in years 2 and 3 for all employees other than GEB members, and in three equal installments in years 3 to 5 for GEB members. For GMDs, Key Risk Takers and Highly Paid Employees, vesting is now also subject to multi-year performance conditions. In addition, the harmful act provisions have been enhanced to better ensure that awards can also be forfeited in the event that an employee fails to discharge his or her supervisory or managerial responsibilities. Up to 100% of the award due to vest may be forfeited. This plan provides no leverage.

Description

The EOP is a mandatory performance award deferral plan for all employees with total compensation of CHF / USD 250,000 or more. Such employees receive 30% of their performance award above that level in deferred UBS shares or notional shares under the EOP. GEB members receive at least 40% of their performance awards under the EOP. Global Asset Management employees receive 45% of their performance awards above the total compensation threshold under the EOP, the amount of which is linked to the value of designated underlying Global Asset Management funds (notional funds) at the time of vesting. Their EOP awards vest in three equal installments in years 2, 3 and 5. The EOP installments vesting in years 2 and 3 which were granted to Global Asset Management employees who are GMDs, Key Risk Takers or Highly Paid Employees are subject to the same performance conditions as those for other such employees.

For 2012, an estimated 6,372 employees received EOP awards. EOP awards are granted annually. Although the forfeiture provisions are the same for all EOP awards, the other terms of these awards vary depending on the category an employee falls into, as summarized in the table on the right.

Employee categories[1]	Minimum percentage of performance award deferred under EOP	EOP vesting period	EOP performance conditions
GEB members	40%	Vests in equal installments in years 3 to 5
Group Managing Directors, Key Risk Takers and Highly Paid Employees[2]	30%	Vests in equal installments in years 2 and 3
All other employees with total compensation of more than CHF / USD 250,000	30%[3]	Vests in equal installments in years 2 and 3

1  Excluding Global Asset Management employees and employees subject to different plans in certain locations. 2  Employees with a performance award of more than CHF / USD 2 million. 3   At least 30% of the performance award that is above CHF / USD 250,000 is deferred under the EOP.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

EOP performance conditions for GEB members, GMDs, Key Risk Takers and Highly Paid Employees: The vesting of an EOP award depends on both Group performance and divisional performance. Group performance is measured by the average adjusted Group return on tangible equity (RoTE) and divisional performance by the average adjusted divisional return on attributed equity (RoAE), or, for Corporate Center employees, the average of the RoAE for all business divisions, which excludes Corporate Center (Front Office RoAE). The percentage of an EOP award that vests is determined as follows.

If the average adjusted Group RoTE achieved is greater than or equal to the 6% threshold, the award will vest in full, subject to the relevant divisional threshold also being met. If the Group RoTE is 0% or negative, the installment will be fully forfeited for the entire Group regardless of any division’s particular performance. If the Group RoTE falls between 0% and 6%, the award will vest on a linear basis between 0% and 100%, again subject to the relevant divisional threshold being met.

The purpose of the divisional threshold is to reduce the amount of the EOP award that vests for any division that does not meet its divisional performance target. Therefore, if the divisional RoAE threshold (see table below) is met, no adjustment is made to the EOP award. If, however, the RoAE falls below the threshold but is above 0% for any division, a downward adjustment will be applied to the percentage of shares that would otherwise vest for that division. The extent of this downward adjustment depends on how much the actual RoAE falls below the threshold for that division, and will be up to 40%. If the actual RoAE for a division is 0% or negative, the installment will be fully forfeited for that division. The achievement of the performance conditions will be assessed by the HRCC.

An illustrative example of how we determine the percentage of shares that vest is provided below.

GEB members, GMDs, Key Risk Takers and Highly Paid Employees: EOP performance conditions

Divisional RoAE thresholds (or, for Corporate Center employees, Front Office RoAE thresholds)

Performance periods for EOP awards granted in March 2013

	Installment vesting after	Applicable performance period
GEB	3 years	2013, 2014 and 2015

	4 years	2014, 2015 and 2016

	5 years	2015, 2016 and 2017

GMDs, Key Risk Takers	2 years	2013 and 2014

and Highly Paid Employees	3 years	2013, 2014 and 2015

Corporate governance, responsibility
and compensation

Return on tangible – comparison with EOP performance thresholds

The objective of linking the vesting of EOP awards with a return on equity over a two- to five-year time horizon is to focus our employees on developing and managing the business in a way that delivers sustainable returns. We believe that Group return on tangible equity (RoTE) is a better performance measure than the Group’s return on total equity (RoE). The difference between the two is that tangible equity includes only shareholders’ equity and excludes goodwill and intangibles and thus provides a more consistent basis to measure performance.

The Group’s published RoE targets can be converted into RoTE targets by deducting the current balance of goodwill and intangibles from the Group’s total equity base. On this basis, the Group’s reported RoE target of mid-single digits for 2013 and 2014 would be approximately 1–2 percentage points higher in terms of RoTE. Our 2015 RoE target of more than 15% is the equivalent of RoTE of more than 17%, calculated based on our estimated tangible equity.

UBS began to report Group RoTE in its fourth-quarter 2012 report and will continue to do so on a quarterly and annual basis. UBS has reported RoAE for each business division (except the Corporate Center) for some time. This information is available in this report and will be included in subsequent quarterly and annual reports.

In determining the RoTE performance threshold for any year it will be important to set the threshold such that employees do not have to earn a performance award twice (once when granted and again during the vesting period). In establishing a threshold of 6% for the Group RoTE for the 2012 performance year we acknowledge that the bank is still in a transformational phase and take into consideration the financial effects of restructuring the bank during 2013 and 2014.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Deferred Contingent Capital Plan (DCCP)

The introduction of the DCCP as a key component of our compensation framework better aligns the interests of our senior employees with those of our stakeholders as the plan replicates many of the features of the loss-absorbing bonds that we issued to investors in 2012. It is subject to standard forfeiture and harmful acts provisions and provides no leverage.

We anticipate that over the next five years, we could build up to 100 basis points of high-trigger loss-absorbing capital from this program, which would act as an additional buffer against declines in capital.

Eligible employees: The DCCP is a mandatory performance award deferral plan for all employees with total compensation of CHF / USD 250,000 or more. Such employees receive 30% of their performance award above that level under the DCCP, with the exception of Global Asset Management employees, who receive 15% of their performance awards under the plan. GEB members receive 40% of their performance awards under the DCCP. For 2012, an estimated 6,317 employees received DCCP awards. DCCP awards are intended to be granted annually.

Description: Employees are awarded notional bonds with annual interest payments. UBS will only pay interest for the performance years in which the firm generates an adjusted pre-tax profit. For years in which UBS does not achieve an adjusted pre-tax profit no notional interest will be paid. Once paid, notional interest is not subject to clawback. The notional interest rate is set based on the yield to maturity of a market-traded loss-absorbing bond observed from 1 to 15 February 2013 for the awards granted on 15 March 2013. The notional interest rate is 6.25% for awards denominated in USD and 5.40% for awards denominated in CHF. These interest rates are lower than the rates paid to the holders of our loss-absorbing bonds issued in February 2012 and August 2012, which have coupons of 7.25% and 7.625%, respectively. Awards vest in full after five years, subject to the restrictions outlined in the following paragraph.

Restrictions: Awards granted under the DCCP forfeit if our Basel III common equity tier 1 (CET1) ratio falls below 7%. This is a higher trigger than for our bondholders who would only see their bonds written down if our Basel III CET1 ratio falls to 5%. In addition, awards are also forfeited if a viability event occurs, that is, if FINMA provides a written notice to UBS that the DCCP must be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure.

Furthermore, DCCP awards for GEB members are subject to an additional performance condition. In any years during the vesting period where UBS does not achieve an adjusted pre-tax profit, GEB members would forfeit 20% of the award. As such, 100% of GEB DCCP awards are at additional risk of forfeiture.

Corporate governance, responsibility
and compensation

Vesting of outstanding awards granted in prior years impacted by performance conditions

The following provides an overview of the impact of the financial performance in 2012 on the vesting of outstanding awards granted in prior years which were due to vest in 2013.

Vesting of Performance Equity Plan awards granted in 2010

The vesting of awards granted under the Performance Equity Plan (PEP) depends on the cumulative economic profit (EP) over 2010–2012 and the relative total shareholder return (TSR) over the same period as compared to the constituent banks in the Dow Jones Banks Titans 30 Index at the time of grant. Based on the actual cumulative EP and relative TSR ranking over the performance period, and following validation by PricewaterhouseCoopers, the HRCC has determined that 52% of the performance shares granted to GEB members in 2010 have vested, that is, 48% has been forfeited.

Vesting of Senior Executive Equity Ownership Plan and Performance Equity Ownership Plan 2010/11 and 2011/12 awards

The vesting in 2013 of installments of the Senior Executive Equity Ownership Plan (SEEOP) and Performance Equity Ownership Plan (Performance EOP) 2010/11 and 2011/12 awards is dependent on the adjusted operating profit before tax of the business division or, for Corporate Center employees, adjusted Group operating profit before tax. Performance EOP awards vested in full for all business divisions, except for the Investment Bank.

Although the Investment Bank generated an adjusted operating profit in 2012, the HRCC determined that the number of shares due to vest on 1 March 2013 would be reduced by 10% for Investment Bank employees. The HRCC’s determination was based on the profitability of the Investment Bank, including adjustments for goodwill impairment, restructuring charges and own credit losses, as defined in the plan rules. The HRCC, at its discretion, took into consideration approximately 50% of the fines and related costs in connection with the LIBOR matter. The HRCC’s intention in applying its discretion is to ensure that the mechanistic outcome of performance conditions relating to awards will be subject to review to avoid outcomes which could be seen as contrary to the intention of the plans and to shareholders’ interests. Accordingly, Investment Bank employees received 90% of the shares awarded under the Performance EOP that were due to vest on 1 March 2013. The same determination was also made regarding the outstanding SEEOP award in the Investment Bank for Carsten Kengeter, that is, 10% of the second installment of the SEEOP award granted to him in 2011 was forfeited.

Vesting of Cash Balance Plan 2011 and 2012 awards

The outstanding unvested amounts of Cash Balance Plan (CBP) awards granted in February 2011 and February 2012 are adjusted based on the Group RoE during the financial years prior to vesting. If Group RoE is below 0%, the actual Group RoE determines the extent of the downward adjustment. If Group RoE is between 0% and 6%, no adjustment will be made. Should Group RoE exceed 6%, the unvested amount is adjusted upwards in line with the actual Group RoE, up to a maximum of 20% (that is, any upside adjustment is capped at 20%).

For Cash Balance Plan (CBP) awards granted in February 2011, the last installment which vested in 2013 was adjusted in line with the actual Group RoE over 2011 and 2012. As such, the award was adjusted upwards by 9.1% (reflecting 2011 performance) and then downwards by 5.2% (reflecting 2012 performance). For the CBP awards granted in February 2012, the first installment that vested in 2013 was adjusted downwards by 5.2% (reflecting 2012 performance). The last installment which is due to vest in 2014 will be adjusted based on the actual Group RoE over 2012 and 2013.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Discontinued deferred compensation plans

The following table sets out the details of discontinued compensation plans, including those under which stock options, stock appreciation rights and other instruments were granted in the past. UBS has not granted any options since 2009. The strike price for stock options awarded under prior compensation plans has not been reset. No grants were made for the 2012 performance year under the discontinued plans (see below).

è	Refer to “Note 31 Equity participation and other compensation plans” in the “Financial Information” section of this report for more information

Plan	Cash Balance Plan (CBP)	Performance Equity Plan (PEP)	Senior Executive Equity Ownership Plan (SEEOP)	Special Plan Award Program (SPAP)	Deferred Cash Plan (DCP)	Incentive Performance Plan (IPP)	Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP)	Senior Executive Stock Appreciation Rights Plan (SESAP) and Senior Executive Stock Option Plan (SESOP)
Years granted	2010-2012	2010-2012	2010-2012	2012 only	2011 only	2010 only	2002-2009	2002-2009
Eligible employees	GEB members	GEB members	GEB members and Group Managing Board	Selected Managing Directors and Group Managing Directors in the Investment Bank	Investment Bank employees whose total compensation exceeded CHF 1 million	GEB members and other senior employees (approximately 900 employees)	Selected employees (approximately 17,000 employees between 2002 and 2009)	GEB members and Group Managing Board
Instrument	Cash	Performance shares	Shares	Shares	Cash	Performance shares	Share-settled stock appreciation rights (SAR) or stock options with a strike price not less than the fair market value of a UBS share on the date of grant	Share-settled stock appreciation rights (SAR) or stock options with a strike price not less than the fair market value of a UBS share on the date of grant
Performance conditions	CBP 2011 and 2012: dependent on the return on equity CBP 2010: dependent on UBS being profitable	The number of UBS shares delivered can be between zero and two times the number of performance shares granted, depending on whether performance targets relating to economic profit (EP) and relative total shareholder return (TSR) have been achieved	Dependent on whether the business division makes a loss (the amount forfeited depends on the extent of the loss and generally ranges from 10% - 50% of the award portion due to vest)	Dependent on the level of reduction in risk-weighted assets achieved and the average published return on risk-weighted assets in the Investment Bank in 2012, 2013 and 2014	None	Dependent on share price at the end of the five-year period	None	None
Restrictions / other conditions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment, non-solicitation of clients and employees and non-disclosure of proprietary information	Subject to continued employment, non-solicitation of clients and employees and non-disclosure of proprietary information
Vesting period	Vests in equal installments over a two-year period	Vests in full three years after grant	Vests in equal installments over a five-year period	Vests in full three years after grant	Vests in one- third installments over a three-year period	Vests in full at the end of five years. Number of shares that vest can be between one and three times the number of performance shares initially granted	Vests in full three years after grant. SAR and options expire 10 years from the date of grant	Vests in full three years after grant. SAR and options expire 10 years from the date of grant

Corporate governance, responsibility
and compensation

2012 performance summary

The Group reported an overall loss last year, in part reflecting our decision to accelerate the firm’s strategy, which contributed to a significant goodwill impairment and restructuring costs. The results were also impacted by legal and regulatory costs, including the costs of the LIBOR settlement. However, we made substantial progress towards achieving our strategic objectives, including building our capital ratios, reducing costs and remediating operational risk events. Further progress was made in many areas of the business as we continued to address the challenges of the past.

As a Swiss bank, UBS is subject to the most stringent regulatory requirements in the world. In 2012, we exceeded the capital targets we set ourselves for the year and enhanced our position as one of the world’s best capitalized banks. On a fully applied basis, our Basel III common equity tier 1 (CET1) capital ratio rose by 310 basis points to 9.8%, meaning we have almost achieved our regulator’s minimum 2019 requirement of 10%. Our Basel III phase-in CET1 capital ratio increased by 460 basis points to finish the year at 15.3%. We achieved these increases primarily through reductions in risk-weighted assets, with total reductions of over CHF 120 billion, or 32% for the year. We also made good progress in relation to our balance sheet, which was reduced by CHF 158 billion over the year. Our Basel III funding and liquidity ratios remain above our regulator’s 100% requirements and place us ahead of our peers.

We firmly believe that capital strength is the foundation of our success. It allows us the flexibility to execute our strategy and it reinforces client confidence while allowing us to address the challenges of the past. As a sign of that strength and of our confidence in our continued ability to execute our strategy in a disciplined manner, the BoD is recommending a 50% increase in the dividend for shareholders for the year to CHF 0.15 per share.

On costs, we experienced higher than expected legal costs and adverse foreign exchange movements, but our underlying progress on cost reduction is on track.

Our performance in 2012

We made solid progress across all businesses in 2012. Notably, our Wealth Management business continued to see success in the fastest growing global markets while adapting to the new cross-border paradigm. Together, our wealth management businesses attracted strong net new money inflows totaling almost CHF 47 billion, an increase of over CHF 11 billion on 2011 and a demonstration of our clients’ continued trust. Wealth Management Americas continued to make strong progress and achieved a record pre-tax profit of USD 873 million, an increase of 40% on 2011. Our Retail & Corporate business delivered a resilient pre-tax performance in difficult markets and continued to regain market share. It performed exceptionally well in relation to net new business volume growth, which reached almost 5%, and recorded deposit inflows of CHF 14 billion, including the highest net new client assets for retail clients in Switzerland since 2001. Global Asset Management recorded an increased pre-tax profit as it delivered stronger investment performance to its clients. The Investment Bank beat our targets in relation to risk-weighted asset and balance-sheet reduction, allowing the firm to reach its current industry-leading capital ratios. It performed well in many of its traditional areas of competitive strength, expanding in equity and debt capital markets and global syndicated finance where revenues increased 16%. Its foreign exchange business continued to benefit from the investments we made in cutting edge e-trading systems, enabling it to grow volumes significantly.

Overall for 2012, the Group reported a disappointing pre-tax loss of CHF 1,774 million, a net loss attributable to UBS shareholders of CHF 2,511 million and diluted earnings per share of negative CHF 0.67. The result includes a number of items relating to the acceleration of our strategy, which we announced in October 2012. We recorded CHF 3.1 billion of goodwill impairments

Basel III CET1 ratio

Basel III RWA

Advisory vote

Corporate governance, responsibility and compensation

Compensation

and CHF 0.4 billion of restructuring costs. In addition we recorded own credit charges of CHF 2.2 billion which resulted from the tightening of our credit spreads as the perceived creditworthiness of our debt improved, partly in reaction to the accelerated implementation of our strategy. We also had positive effects of CHF 846 million related to changes to our Swiss pension plan and to our retiree medical and life insurance plan in the US. Adjusting for the items listed above (all of which are outside the control of divisional management or result from strategic decisions), one can get a clearer picture of our underlying performance. On this basis, the Group would have recorded a pre-tax profit of CHF 3.0 billion, which includes fines and disgorgements of CHF 1.4 billion in relation to LIBOR.

Summary of financial performance for 2012 and 2011

CHF billion	2012	2011
Pre-tax profit/(loss) as reported	(1.8)	5.3

Impairment of goodwill, intangibles and PPE	3.1	0.0

Own credit	2.2	(1.5)

Net restructuring charges	0.4	0.4

Other	(0.8)[1]	(0.7)[2]

Adjusted pre-tax profit	3.0	3.4

1  Includes credit for changes to a US retiree medical life insurance benefit plan of CHF 116 million and credit for changes to the UBS’s Swiss pension plan of CHF 730 million. 2  Includes gain on the sale of our strategic investment portfolio (SIPF).

UBS’s performance award pool was reduced to CHF 2.5 billion, a 7% decrease compared with 2011, and a 42% decrease compared with 2010. The overall decrease in the performance award pool year-on-year puts it at the lowest level since the financial crisis. The reduction in the pool must also be viewed in the context of the wide-ranging changes we have made to our new compensation plans, including increased deferral periods, the elimination of leveraged plans, the introduction of the Deferred Contingent Capital Plan, which has a five-year vesting period, and the halving of the maximum immediate cash component of any performance award. Taken in conjunction with the firm’s achievements in building its industry-leading capital ratios and the proposed 50% increase in dividend payments to shareholders for 2012, it illustrates the continuing shift in the relationship between compensation, capital and dividends.

Adjusted pre-tax performance1 for the Group and business divisions

1  Each of the following items has been excluded on a Group and relevant business division or Corporate Center level: own credit loss on financial liabilities designated at fair value for the Group CHF 2,202 million for 2012 (own credit gain of CHF 1,537 million in 2011), restructuring charges CHF 371 million for the Group in 2012 (net charge of CHF 380 million in 2011), impairment losses of CHF 3,064 million on goodwill and non-financial assets in the Investment Bank in 3Q12, credit to personnel expenses related to changes to a US retiree medical and life-insurance benefit plan of CHF 116 million in 2Q12, changes to the Swiss pension plan of CHF 730 million for the Group in 1Q12 and the gain on the sale of strategic investment portfolio of CHF 433 million in Wealth Management and CHF 289 million in Retail & Corporate in 3Q11.

Corporate governance, responsibility and compensation

Our compensation funding and expenses for 2012

The performance award pool for 2012 is CHF 2.5 billion, 7% lower than for 2011 and 42% lower than 2010.

Business performance is the basis of our compensation funding framework and we measure our business divisions’ performance in various ways, including profitability, quality of earnings, contribution before performance award and economic contribution before performance award. The latter is calculated by deducting the cost of capital based on equity allocated to the business and reflects the relative risks of each business.

Funding rates are linked to a division’s level of profitability and reflect factors such as changes in performance during the year, affordability and the need to remain attractive as an employer.

If a business division’s profits increase, the proportion of profits we allocate to pay performance awards is reduced. This approach has several benefits. In good years it helps to prevent excessive compensation and allows us to return capital to shareholders. In lean years, it provides management with the flexibility to ensure we can make adequate provisions to retain key employees.

We believe it is important that our management can exercise its judgment and make recommendations, which are then reviewed by the HRCC. If management feels a division’s performance award pool does not fully reflect its performance, the Group CEO can recommend a change to the size of the pool. For example, if a division is restructuring or investing significantly in its business this would have a material short-term financial impact, but it may also be seen as contributing to the firm’s longer term goal of delivering sustainable performance. In the case of variable compensation funding, management may make recommendations to ensure the firm remains attractive as an employer. Such recommendations would take into account the firm’s market position from a performance and compensation perspective, and industry compensation trends, including at senior management levels, based on peer comparisons. This year, we have broadened the scope of our peer benchmarking to ensure as far as possible that it provides like-for-like comparisons to aid the decision-making process.

To the extent that discretion is exercised in any year, the HRCC undertakes to UBS’s shareholders that it will be applied judiciously and in a manner that is aligned with our strategy to create sustainable shareholder value.

Sustainable profitability is key to compensation funding

The primary basis for funding across UBS is profitability. The following describes how we determine our performance award pools.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Performance awards granted for the 2012 performance year

Our performance award pool for 2012 is CHF 2,522 million, 7% lower than for 2011. This reflects our overall profitability, quality of earnings, and our progress towards achieving our strategic objectives, including strengthening our capital ratios and reducing risk-weighted assets.

The “Total variable compensation” table shows the amount of variable compensation awarded to employees for the performance year 2012, together with the number of beneficiaries for each type of award granted. We define variable compensation as the discretionary, performance-based award pool for the given year. In the case of deferred awards, the final amount paid to an employee is dependent on performance conditions to which these awards are subject and consideration of relevant forfeiture provisions. The deferred share award amount is based on the fair value of these awards on the date of grant.

The “Deferred compensation” table on the following page shows the current intrinsic value of unvested outstanding deferred variable compensation awards subject to ex-post adjustments. For share-based plans, the intrinsic value is determined based on the closing share price on 30 December 2012. For notional funds, it is determined using the latest available market price for the underlying funds, and for cash-settled awards, it is determined based on the outstanding amount of cash owed to award recipients. All awards made under our deferred variable

Total variable compensation1

	Expenses		Expenses deferred to future periods		Adjustments[2]		Total		Number of beneficiaries
CHF million, except where indicated	2012	2011[3]	2012	2011[3]	2012	2011[3]	2012	2011[3]	2012	2011
Cash performance awards	1,411	1,554	0	0	0	0	1,411	1,554	46,709	50,620

Deferred Contingent Capital Plan	145	0	361	0	0	0	506	0	6,317	0

Deferred cash plans[4]	5	34	10	3	0	0	15	37	58	62

UBS share plans	135	234	383	750	24	54	542	1,038	5,866	6,514

UBS share option plans	0	0	0	0	0	0	0	0	0	0

Equity Ownership Plan – notional funds	28	25	20	69	0	0	48	94	506	515

Total performance award pool	1,724	1,847	774	822	24	54	2,522	2,723	46,732	50,635

	Expenses		Expenses deferred to future periods		Adjustments[2]		Total
CHF million, except where indicated	2012	2011[3]	2012	2011[3]	2012	2011[3]	2012	2011[3]

Total variable compensation – other[5]	424	295	494	132	(137)[6]	0	781	427

	Expenses		Expenses deferred to future periods		Adjustments[2]		Total		Number of beneficiaries
CHF million, except where indicated	2012	2011[3]	2012	2011[3]	2012	2011[3]	2012	2011[3]	2012	2011

Total WMA financial advisor compensation[7]	2,087	1,842	706	1,024	0	0	2,793	2,866	7,059	6,967

[1]  The total “performance award” paid to employees for the performance years 2012 (CHF 2,522 million) and 2011 (CHF 2,723 million). Expenses under “Total variable compensation – other” and “Total WMA financial advisor compensation” are not part of UBS’s performance award pool. [2]  Adjustments relating to post-vesting transfer restrictions. [3]  In 2012, costs related to guarantees for new hires were reclassified from “Total variable compensation – other” to “Total variable compensation – performance award”. In addition, costs related to both supplemental severance and certain retention payments were reclassified from “Total variable compensation – performance award” to “Total variable compensation – other”. 2011 was restated. [4]  Deferred cash plans include specific regional deferred cash plan which is not part of the Group’s compensation delivery framework. [5]  Replacement payments and retention plan payments including the Special Plan Award Program. [6]  Included in expenses deferred to future periods is an amount of CHF 137 million relating to future interest on the Deferred Contingent Capital Plan. As the amount recognized as performance award represents the present value of the award at the date granted to the employee, this interest amount is adjusted out in the analysis. [7]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Corporate governance, responsibility
and compensation

Deferred compensation1, [2]
CHF million, except where indicated	Relating to awards for 2012	Relating to awards for prior years[3]	Total	of which exposed to ex-post adjustments	Total deferred compen- sation year end 2011[4]
Deferred Contingent Capital Plan	506	0	506	100%	0

Equity Ownership Plan	542	3,383	3,925	100%	3,182

Equity Ownership Plan – notional funds	48	534	582	100%	670

Discontinued deferred compensation plans[5]	0	420	420	100%	698

Total	1,096	4,337	5,433		4,550

[1]  This is based on specific plan vesting which may differ from the accounting expensing.  [2]  For more information, refer to “Note 31 Equity participation and other compensation plans”.  [3]  This takes into account the ex-post implicit adjustments, given the share price movements since grant.  [4]  Year 2011 as reported in Annual Report 2011 adjusted for discontinued deferred compensation plans.  [5]  Cash Balance Plan (CBP), Senior Executive Equity Ownership Plan (SEEOP), Performance Equity Plan (PEP), Incentive Performance Plan (IPP), Deferred Cash Plan (DCP).

compensation plans listed in the “Deferred compensation” table are subject to ex-post adjustments, whether implicitly, through exposure to share price movements, or explicitly, for example, through forfeitures instigated by the firm. Accordingly, their value can change over time. The amounts shown in the column “Relating to awards for prior years” already takes into account ex-post implicit adjustments that have occurred as a result of share price movements between the respective dates on which these awards were granted and 30 December 2012.

è	Refer to “Note 31 Equity participation and other compensation plans” in the “Financial Information” section of the Annual Report 2012 for more information.

Performance award expenses in the 2012 performance year

The performance award pool includes all discretionary, performance-based variable awards for 2012. Certain awards that form part of the performance award pool, mainly discretionary cash awards, are already expensed in the same year while deferred awards are largely expensed in subsequent years. The “Performance award expenses” chart illustrates how the performance award pool for the 2012 performance year reconciles with the performance award expense in the financial year 2012. The performance award expense includes all immediate expenses related to 2012 compensation awards and expenses related to awards

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Ex-post explicit and implicit adjustments to deferred compensation in 2012[1]
	Ex-post explicit adjustments[4]		Ex-post implicit adjustments to unvested awards[5]
CHF million	2012	2011	2012	2011
	31.12.12	31.12.11	31.12.12	31.12.11

UBS shares (EOP, IPP, PEP, SEEOP)[2]	(211)	(171)	(178)	(1,432)

UBS options (KESOP) and SARs (KESAP)[2]	(16)	(22)	0	(290)

UBS notional funds (EOP)[3]	(8)	(11)	52	(50)

[1]  Compensation (discretionary performance award and other variable compensation) relating to awards for previous performance years. Cash deferred plans (i.e. CBP Cash Balance Plan) are not included in this analysis. [2]   IPP, PEP, SEEOP, KESOP and KESAP are discontinued deferred compensation plans. [3]  Awards granted under this plan are cash-settled and 100% susceptible to ex-post implicit adjustments. [4]  Ex-post explicit adjustments are calculated as units forfeited during the year, valued at the share price on 28 December 2012 (CHF 14.27) and on 30 December 2011 (CHF 11.18) for UBS shares and valued with the fair value at grant for UBS options. For the notional funds awarded to Global Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2012 and 2011. [5]  Ex-post implicit adjustments for UBS shares are calculated based on the difference between the weighted average grant date fair value and the share price at year end. For UBS options they are calculated based on the difference between the fair value at grant and the aggregated intrinsic value at year end. The value of notional funds is calculated using the mark-to-market change during 2012 and 2011.

made in prior years. As illustrated in the chart, the performance award pool declined by CHF 201 million or 7% in 2012, while the 2012 performance award expense under the IFRS accounting rules declined by CHF 516 million or 15%.

At the end of 2012, the amount of unrecognized awards to be amortized in subsequent years was CHF 1.7 billion, compared with CHF 2.2 billion at the end of 2011. The “Amortization of deferred compensation” chart shows that this reduction is due to the reduction in unamortized awards and lower new awards granted for 2012 as well as lower unamortized balances from previous years carried forward.

The table above shows the value of actual ex-post explicit and implicit adjustments to outstanding deferred compensation in the 2012 financial year. Ex-post adjustments occur after an award has been granted. Ex-post explicit adjustments occur when we adjust compensation by forfeiting deferred awards. By contrast, ex-post implicit adjustments are unrelated to action taken by the firm and occur as a result of share price movements that impact the value of an award. The total value of ex-post explicit adjustments made to UBS shares in 2012, based on the approximately 15 million shares forfeited during 2012, is negative CHF 211 million. The total value of ex-post explicit adjustments made to UBS options and share-settled stock appreciation rights (SARs) in 2012, based on the approximately 2 million options / SARs forfeited during 2012, is negative CHF 16 million. (The size of implicit adjustments is mainly due to a decline in the share price. The lower share price also means that many of the options previously granted are out of the money. Hence, the majority of outstanding option awards currently hold no intrinsic value).

Total personnel expenses for 2012

The table on the following page shows our total personnel expenses in 2012 for our 62,628 employees and includes salaries, pension and other personnel costs, social security contributions and variable compensation. Variable compensation includes discretionary cash performance awards to be paid in 2013 for the 2012 performance year, the amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to employees who are eligible for retirement at the date of grant.

The performance award pool reflects the value of discretionary performance awards granted relating to the 2012 performance year, including awards that are paid out immediately and those that are deferred. To determine our variable compensation expense, the following adjustments are required in order to reconcile the performance award pool to the accounting costs recognized in the Group’s financial statements prepared under IFRS:

–	reduction for the unrecognized future amortization of unvested deferred awards granted in 2013 for the performance year 2012; and
–	addition for the amortization of unvested deferred awards granted in previous years.

As a large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted in previous years forms a significant part of both the 2011 and 2012 accounting costs.

è	Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information

Corporate governance, responsibility
and compensation

Personnel expenses
	Expenses
CHF million	Relating to awards for 2012	Relating to awards for prior years	Total 2012	2011	2010
Salaries	6,814	0	6,814	6,859	7,033
Cash performance awards	1,411	(38)	1,373	1,466	2,173
Deferred Contingent Capital Plan	145	0	145	0	0
Deferred cash plans	5	149	154	343	314
UBS share plans	135	1,067	1,202	1,490	1,428
UBS share option plans	0	14	14	100	145
Equity Ownership Plan – notional funds	28	84	112	118	111
Total variable compensation – performance award[1,2]	1,724	1,276	3,000	3,516	4,171
of which guarantees for new hire[2]	15	119	134	173	135
Variable compensation – other1,[2]	424	(57)	367	191	141
of which replacement payments[3]	15	94	109	121	107
of which forfeiture credits	0	(174)	(174)	(215)	(167)
of which severance payments2,[4]	303	0	303	239	80
of which retention plan and other payments[2]	107	21	128	46	121
Contractors	214	0	214	217	232
Social security	729	39	768	743	826
Pension and other post-employment benefit plans[5]	18	0	18	831	834
Wealth Management Americas: financial advisor compensation1,[6]	2,087	786	2,873	2,518	2,667
Other personnel expenses	659	23	682	758	1,127
Total personnel expenses[7]	12,670	2,067	14,737	15,634	17,031

[1]  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [2]  In 2012, costs related to guarantees for new hires were reclassified from “Total variable compensation – other” to “Total variable compensation – performance award”. In addition, costs related to both supplemental severance and certain retention payments were reclassified from “Total variable compensation – performance award” to “Total variable compensation – other”. Prior periods were adjusted for these changes. The combined impact of these changes resulted in a net increase to “Total variable compensation – performance award” of CHF 125 million and CHF 89 million for the year ended 31 December 2011 and for the year ended 31 December 2010, respectively, with a corresponding net decrease to “Total variable compensation – other”.  [3]  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS. This table includes the expenses recognized in the financial year (mainly the amortization of the award).  [4]  Includes legally obligated and standard severance payments, as well as supplemental severance payments.  [5]  Refer to “Note 30 Pension and other post-employment benefit plans” of the “Financial information” section of this report for more information.  [6]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.  [7]  Includes restructuring charges of CHF 358 million for the year ended 31 December 2012 and CHF 261 million for the year ended 31 December 2011. Refer to “Note 37 Changes in organization” in the “Financial information” section of this report for more information.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

2012 compensation for the Group Executive Board and Board of Directors

How we set compensation levels for our Group Executive Board (GEB)

The HRCC reviews the Group CEO’s recommendations for GEB members’ compensation. It makes its final compensation recommendations for individual GEB compensation based on an assessment of these management recommendations together with an independent assessment of overall performance of the individual and their respective businesses. The HRCC’s recommendations are then reviewed and approved by the BoD.

In setting total compensation levels for GEB members for 2012, the HRCC and the BoD considered the following factors:

–	the performance of each individual in the context of each business division’s operating performance for 2012 on an absolute and relative basis
–

specific key performance indicators for each individual relevant to their role, including risk-adjusted profitability, management of risk-weighted assets, the strengthening of capital ratios, growth in net new money, operating effectiveness and cost efficiency

–	the impact each individual and, if applicable, his respective business, has had on our clients globally
–	the overall progress of the Group towards our medium and longer-term strategic goals
–	each individual’s contribution to safeguarding and enhancing our reputation, effecting change, promoting delivery of the integrated bank and building and retaining high-performing teams
–	the degree to which the individual anticipates and effectively manages risk
–	balancing employee interests with the need to ensure an appropriate return to our shareholders
–	our compensation structures and our overall market positioning from a competitiveness perspective

To ensure that overall GEB compensation is sufficiently tied to the firm’s profitability, we have introduced a cap on the total GEB performance award pool. The pool will not exceed 2.5% of the firm’s adjusted pre-tax profit. As the Group adjusted pre-tax profit for 2012 was CHF 3.0 billion, the GEB performance award pool is capped at CHF 75 million for the 2012 performance year. The actual award pool for 2012 (included in the overall pool) was CHF 52 million, representing 1.7% of the adjusted pre-tax profit. Furthermore, 100% of a GEB member’s deferred compensation is subject to performance conditions. Under the Equity Ownership Plan (EOP), GEB awards will be fully forfeited if the Group and/or relevant business division does not make an average adjusted pre-tax profit during the performance period. Further, performance below specific thresholds will also cause partial forfeiture. Awards granted under the new Deferred Contingent Capital Plan (DCCP) will be forfeited if our Basel III CET1 ratio falls below 7% or if a viability event occurs. In addition, 20% of DCCP awards, including the relevant notional interest, will be forfeited for each year in which UBS does not achieve an adjusted pre-tax profit. Thus, GEB members’ full DCCP awards are at additional risk of forfeiture.

For GEB members who were in office for both the full year 2011 and 2012, performance awards were down 10% and total compensation was down 7% year on year.

While the firm’s compensation framework provides for up to 20% of the performance award to be paid immediately in cash, in light of the firm’s overall results for the year, and based on a recommendation from the Group CEO, it was deemed appropriate that performance awards for the firm’s most senior leaders be fully deferred. Consequently, the cash component of the award was delivered in the form of deferred equity under the EOP, and makes up 60% of GEB performance awards for 2012. Therefore, 100% of the GEB’s 2012 performance award is deferred over three to five years.

We have reserved judgment on the introduction of fixed caps on the proportion of fixed to variable pay as important regulatory debates have not been concluded.

Group Chief Executive Officer (Group CEO)

Sergio P. Ermotti joined UBS in April 2011, initially as Regional CEO for EMEA. In November 2011, he was appointed Group CEO with immediate effect. In determining his compensation for 2012, the HRCC and the BoD considered his performance objectives to implement the firm’s strategy, namely driving financial performance, strengthening capital ratios, managing costs and improving the operational risk environment. The Group’s overall financial loss for 2012 was disappointing, but was clearly impacted by significant goodwill impairments related to our decision to accelerate the Group’s strategy, the LIBOR settlement and own credit. Despite these developments, the Group made significant progress under Mr. Ermotti’s leadership. He successfully led the firm in the implementation of its strategy, enabling it to accelerate the implementation of the strategy as announced in October 2012 (see 2012 performance summary for more details on the firm’s success in 2012). Mr. Ermotti has also navigated the challenges the firm faced during the year, while still achieving strong results in many business divisions. The firm continued to strengthen its industry-leading capital ratios and is on

Corporate governance, responsibility and compensation

track to achieve its capital targets. Risk-weighted assets on a Basel III fully applied basis were reduced 32% compared to the end of 2011. The firm’s wealth management businesses attracted net new money inflows of approximately CHF 47 billion, an increase of over CHF 11 billion and a sign of clients’ continued trust in the firm. The firm also continues its efforts to reduce costs and drive efficiencies and delivered underlying reductions in the run rate of costs compared to mid-2011. UBS has also strengthened its operational risk control framework, which allows it to better manage and deploy risk to serve our clients. These achievements, particularly in relation to capital, have allowed the BoD to recommend a 50% increase in the Group’s dividend for 2012 to CHF 0.15 per share. Overall, the progress made by the firm during the year is reflected in the 28% increase in its share price, up from CHF 11.18 at the end of 2011 to CHF 14.27 at the end of 2012.

For the performance year 2012, reflecting his achievements in his first full year as Group CEO and at the firm, Mr. Ermotti was granted a performance award of CHF 6.1 million, making his total compensation for the year CHF 8.9 million. Consistent with other GEB members, for the performance year 2012, 100% of his performance award was deferred, with 40% under the DCCP and 60% under the EOP. (For 2011, in which Mr. Ermotti joined the firm, the HRCC and BoD determined his overall compensation for the eight months he was at the firm by deciding the appropriate compensation for each of the two roles he performed during that year. The table “Total compensation for GEB members” shows his compensation for 2011.)

è	Refer to the “2012 performance summary” section of this report for more information

Highest paid GEB member

The highest paid GEB member in 2012, apart from the Group CEO, was Robert J. McCann, with total compensation of CHF 8.6 million. As shown in the “Total compensation for GEB members” table, 100% of his performance award for 2012 is deferred, with 40% under the DCCP and 60% under the EOP.

In 2012, Mr. McCann continued to drive the successful development of. Wealth Management Americas. The business made strong progress throughout 2012 and achieved a record pre-tax profit for the year of USD 873 million, an increase of 40% on 2011. The improved performance resulted from a 9% increase in revenues compared with 2011. Clients have recognized the business’s achievements and continued to entrust it with their assets, with full year net new money inflows of over USD 22 billion, the highest recorded since 2007. Low advisor attrition rates illustrate the continued confidence that industry professionals have in the business and the progress it is making, and its financial advisor force delivered record levels of productivity in 2012. The business has also made strong progress in its lending initiatives. It performed well in relation to its cost/income ratio, gross margin and annualized net new money growth rate performance targets.

è	Refer to the table “Total compensation for GEB members for the performance years 2011 and 2012” for more information

Notes on replacement awards

During 2012, Andrea Orcel joined UBS after a 20-year career with Bank of America / Merrill (BAC), and was appointed to the GEB on 1 July 2012 as co-head of the Investment Bank. On 1 November, he became sole CEO of the division. In line with market practice, he received awards as a replacement for deferred compensation and benefits forfeited by his previous employer as a result of his joining UBS. As a general principle, in making such replacement awards, we aim to match the terms and conditions of the awards granted by an employee’s previous employer which are forfeited upon the employee joining UBS. Given his most recent roles at BAC, he was subject to high effective deferral rates. Mr. Orcel’s replacement award consisted of a deferred cash award in the amount of USD 6.364 million, and an award of 1,755,691 UBS shares (denominated in CHF) deferred under the EOP with a grant date total fair market value of CHF 18.5 million. Both the deferred cash and deferred share awards vest in installments in 2013, 2014 and 2015. All these awards are subject to the firm’s harmful acts provisions.

Base salary

Base salaries are fixed for all GEB members and reviewed annually by the HRCC. GEB salaries were not changed from the level set by the BoD in early 2011. Thus the annual level of salary for GEB members, with the exception of the Group CEO, will remain at CHF 1.5 million or the equivalent in the relevant local currency. With respect to the Group CEO, the HRCC reviewed his base salary level upon his appointment and set it at an annual level of CHF 2.5 million. Following a further review at the beginning of 2013, the HRCC determined that the level previously set remains appropriate. Base salaries received over the year by GEB members are fully taken into account when considering their total compensation levels.

Benefits

There were no changes to the terms of GEB benefits.

è

Refer to “Note 30 Pension and other post-employment benefit plans” in the “Financial Information” section of this report for details on the various post-employment benefit plans established in Switzerland and other major markets

è

Refer to the “Compensation funding and expenses” and “Overview of our compensation model” sections for information concerning the Human Resources and Compensation Committee’s determination of the discretionary performance award for 2012, and to the “Deferred variable compensation plans” section for details of the compensation plans awarded to Group Executive Board members

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Board of Directors compensation

Chairman of the Board of Directors

Our compensation framework provides for the Chairman of the BoD, Axel A. Weber, who was elected at the AGM in May 2012, to receive annually a base salary of CHF 2 million and 200,000 UBS shares, blocked for four years, as well as benefits in kind. Such shares are not designed or intended as variable compensation. The number of shares that Mr. Weber received for 2012 was pro-rated to take into account that he assumed the role of Chairman in May. At grant, the pro-rated number of shares he received (133,333) was valued at CHF 2,003,995. Accordingly, his total compensation, including benefits in kind and pension fund contribution for his services as Chairman from May to December 2012, amounted to CHF 3,568,341.

The share component ensures that the Chairman of the BoD’s pay is aligned with the longer-term performance of the firm. The Chairman’s employment agreement does not provide for special severance terms, including supplementary contributions to pension plans. Benefits for the Chairman of the BoD are in line with local practices for other employees. Determining the Chairman’s compensation is the responsibility of the HRCC, which conducts an annual assessment and takes into consideration fee and/or compensation levels for comparable roles outside of UBS.

Highest paid member of the BoD

As Chairman of the BoD, Mr. Weber is the highest paid BoD member. As previously announced, the BoD approved a one-time payment to Mr. Weber upon his election to the BoD at the 2012 AGM. This payment, equivalent to one year’s total compensation, consisted of CHF 2 million in cash and 200,000 UBS shares that are blocked for one year. At grant, these shares were valued at CHF 2,268,000.

Remuneration for the former Chairman of the BoD

Kaspar Villiger, former Chairman of the BoD, did not stand for reelection at the AGM in May 2012, and retired from UBS at the end of May 2012. As in previous years, Mr. Villiger chose to waive a substantial part of his share award and decided to maintain the voluntary reduction in his annual base salary, that is, to only accept CHF 850,000 of the CHF 2 million to which he was entitled. On a pro-rated basis (from 1 January – 31 May), the base salary he received for 2012 consisted of CHF 354,167 in cash, and a limited number of 12,762 UBS shares with a fair value of CHF 200,000.

Independent BoD members

With the exception of the Chairman, all BoD members are deemed to be independent directors and receive fixed base fees for their services, with 50% of their fees in cash and the other 50% in blocked UBS shares that are restricted from sale for four years. Alternatively, they may choose to have 100% of their remuneration paid in blocked UBS shares. In all cases, the number of shares that independent directors are entitled to receive is calculated using a discount of 15% below the prevailing market price. In addition to the base fee, independent BoD members receive fees known as committee retainers that reflect their workload in serving on the firm’s various board committees. The Senior Independent Director and the Vice Chairman of the BoD each also receive an additional payment of CHF 250,000. In accordance with their role, independent BoD members do not receive performance awards, severance payments or benefits. Base fees, committee retainers and any other payments received by independent BoD members are subject to an annual review: a proposal is submitted by the Chairman of the BoD to the HRCC, which then submits a recommendation to the BoD.

The “Remuneration details and additional information for independent BoD members” table shows the remuneration received by independent BoD members between the 2012 and 2013 AGM. Fees for 2012 to 2013 remained unchanged. Remuneration levels for BoD members, other than the Chairman, ranged from CHF 525,000 to CHF 1,075,000. Total remuneration for the independent BoD members for the period between the 2012 to 2013 AGM was CHF 7.6 million, up from CHF 7.0 million for the prior period. This increase is due to the number of BoD members, which increased from 11 to 12, and also due to increasing the membership of the Audit Committee by two new BoD members.

Corporate governance, responsibility
and compensation

Compensation for former Board of Directors and Group Executive Board members

Generally, no compensation or benefits in kind were paid to former BoD and GEB members for 2012. The only exception was a payment to compensate one former GEB member for benefits agreed in his original employment agreement. The value of this payment amounts to CHF 25,465.

Transactions in 2012

In accordance with the applicable rules and regulations, management transactions in UBS shares by BoD and GEB members are publicly disclosed.

From 1 January until 31 December 2012, no share sales were disclosed.

In accordance with normal practice, two BoD members chose to receive 100% of their fees in UBS shares. These shares, representing a value of CHF 625,000, will be allocated in March 2013.

Loans

BoD and GEB members may be granted loans, fixed advances and mortgages. Such loans are made in the ordinary course of business on substantially the same terms as those granted to other employees, including interest rates and collateral, and do not involve more than the normal risk of collectability or contain other unfavorable features.

è	Refer to “Note 32 Related parties” in the “Financial information” section of this report for information concerning loans granted to current and former key management personnel

List of tables

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Total compensation for GEB members for the performance years 2011 and 2012
CHF, except where indicated[a]
Name, function	For the year	Base salary	Immediate cash (for 2011 under CBP)[b]	Annual performance award under EOP[c]	Annual performance award under DCCP[d]	Deferred cash under CBP1, [b]	Annual performance award under PEP[e]	Annual performance award under SEEOP[f]	Benefits in kind[g]	Contributions to retirement benefit plans[h]	Total
Sergio P. Ermotti, Group CEO	2012	2,500,000	0	3,660,000	2,440,000	–	–	–	69,500	201,088	8,870,588
Sergio P. Ermotti, Group CEO[2]	2011	1,394,445	553,200	–	–	1,290,800	922,000	1,844,000	195,450	150,816	6,350,711
Oswald J. Grübel, former Group CEO[3]	2011	2,191,667	0	–	–	0	0	0	35,971	0	2,227,638
Robert J. McCann,
CEO Wealth Management
Americas (highest-paid after Group CEO)	2012	1,373,130	0	4,278,673	2,852,449	–	–	–	45,004	6,110	8,555,366
Robert J. McCann,
CEO Wealth Management
Americas (highest-paid)	2011	1,321,538	1,869,233	–	–	1,246,155	1,557,694	3,115,388	67,053	6,264	9,183,325
Aggregate of all GEB	2012	16,273,460	0	31,355,592	20,903,728	–	–	–	640,683	1,233,719	70,407,181
members who were in office	2011	15,962,737	11,929,365	–	–	8,874,910	10,402,137	20,804,274	1,165,601	995,290	70,134,314
at the end of the year[4]
Aggregate of all GEB	2012	1,593,288	0	0	0	–	–	–	105,865	14,799	1,713,952
members who stepped	2011	4,155,602	509,201	–	–	1,166,759	0	962,768	171,954	80,499	7,046,783
down during the year[5]

1  In 2011, for Sergio P. Ermotti, due to applicable UK FSA regulations, deferred cash includes blocked shares.  [2]  Sergio P. Ermotti was appointed on 1 April 2011 as GEB member and Regional CEO of Europe, Middle East and Africa. He was appointed as the new Group CEO ad interim on 24 September 2011 and confirmed as Group CEO on 15 November 2011.  [3]  Oswald J. Grübel stepped down on 24 September 2011 as Group CEO.  [4]  Number and distribution of GEB members: 11 GEB members were in office on 31 December 2012 and 12 GEB members were in office on 31 December 2011.  [5]  Number and distribution of former GEB members: 2012: includes three months in office as a GEB member for Alexander Wilmot-Sitwell and 10 months in office as a GEB member for Carsten Kengeter. 2011: includes five months in office as a GEB member for John Cryan, nine months for Oswald J. Grübel and 11 months for Maureen Miskovic.

Explanation of the tables outlining compensation details for GEB and BoD members

a. Local currencies are converted into CHF using the exchange rates as detailed in Note 38 “Currency translation rates” in the “Financial information” section in this report.

b. For performance year 2012, no immediate cash was paid. For performance year 2011, 40% of the 2011 performance award was granted in the form of Cash Balance Plan awards, of which 60% is paid out immediately (representing 24% of a GEB member’s performance award). The balance is paid out in equal installments of 20%, each over the subsequent two years, and is subject to performance adjustments.

c. For EOP awards for the performance year 2012, the number of shares allocated at grant will be determined by dividing the amount communicated with the average price of UBS shares over the 10 trading days prior to and including the grant date (15 March 2013), which for notional shares is adjusted for the estimated value of dividends paid on UBS shares over the vesting period. As the grant date occurs after publication, no share price is yet available at the time of publication.

d. DCCP awards vest in full after year 5 of the five-year vesting period. The amount reflects the amount of the notional bond excluding future notional interest. The notional interest rate is set at 6.25% for awards denominated in USD and 5.40% for awards denominated in CHF.

e. For PEP awards for the performance year 2011, the number of performance shares allocated at grant has been determined by dividing the amount communicated with CHF 12.52 or USD 13.75 (based on the average price of UBS shares over the last 10 trading days of February 2012 adjusted for the estimated value of dividends paid on UBS shares over the vesting period).

f.  For SEEOP awards for the performance year 2011, the number of shares allocated at grant has been determined by dividing the amount communicated with CHF 12.92 or USD 14.19 (for actual shares) and with CHF 12.52 or USD 13.75 (notional shares), based on the average closing price of UBS shares over the last 10 trading days of February 2012, which for notional shares is adjusted for the estimated value of dividends paid on UBS shares over the vesting period.

g. Benefits in kind are all valued at market price, for example, health and welfare benefits and general expense allowances.

h. Swiss executives participate in the same pension plan as all other employees. Under this plan, UBS makes contributions to the plan, which covers compensation of up to CHF 835,200 (CHF 842,400 as from 1 January 2013). The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV), but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior management participates in the same pension plans as all other employees. In the US, there are separate pension plans for Wealth Management Americas compared with the other business divisions. There are generally two different types of pension plans: grandfathered plans and principal plans. The grandfathered plans, which are no longer open to new hires, operate (depending on the abovementioned distinction by business division) either on a cash balance basis or a career average salary basis. Participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). The principal plans for new hires are defined contribution plans. In the defined contribution plans, UBS makes contributions to the plan based on compensation and limited to USD 250,000 (USD 255,000 as from 1 January 2013). US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a limited company matching contribution for employee contributions. In 2012, Wealth Management Americas employees with a compensation in excess of USD 250,000 did not receive a company match. Effective 1 January 2013, the match was reinstated for these employees. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension upon retirement based on career average base salary (individual caps introduced as of 1 July 2010).

Corporate governance, responsibility
and compensation

Share and option ownership/entitlements of GEB members on 31 December 2011/2012[1]
Name, function	For the year	Number of unvested shares/at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti, Group Chief Executive Officer	2012	220,928	41,960	262,888	0.013	0	0.000

	2011	0	0	0	0.000	0	0.000

Markus U. Diethelm, Group General Counsel	2012	506,132	126,098	632,230	0.030	0	0.000

	2011	358,042	91,506	449,548	0.021	0	0.000

John A. Fraser, Chairman and CEO Global Asset Management	2012	617,529	315,270	932,799	0.045	884,531	0.042

	2011	460,707	280,414	741,121	0.034	1,088,795	0.050

Lukas Gähwiler, CEO UBS Switzerland and CEO Retail & Corporate	2012	412,199	95,537	507,736	0.024	0	0.000

	2011	252,293	37,517	289,810	0.013	0	0.000

Carsten Kengeter, former co-CEO Investment Bank[5]	2012	–	–	–	–	–	–

	2011	971,575	556,016	1,527,591	0.070	905,000	0.041

Ulrich Körner, Group Chief Operating Officer, CEO Corporate Center and CEO Group EMEA	2012	605,284	121,837	727,121	0.035	0	0.000

	2011	389,090	95,597	484,687	0.022	0	0.000

Philip J. Lofts, Group Chief Risk Officer	2012	542,402	169,789	712,191	0.034	536,173	0.026

	2011	377,614	150,772	528,386	0.024	577,723	0.026

Robert J. McCann, CEO Group Americas and CEO Wealth Management Americas	2012	658,470	18,112	676,582	0.032	0	0.000

	2011	330,047	0	330,047	0.015	0	0.000

Tom Naratil, Group Chief Financial Officer	2012	340,757	233,603	574,360	0.027	935,291	0.045

	2011	221,238	193,836	415,074	0.019	1,046,122	0.048

Andrea Orcel, CEO Investment Bank	2012	1,755,691	0	1,755,691	0.084	0	0.000

		–	–	–	–	–	–

Alexander Wilmot-Sitwell, former co-Chairman and co-CEO Group Asia Pacific[5]	2012	–	–	–	–	–	–

	2011	495,553	220,955	716,508	0.033	353,807	0.016

Chi-Won Yoon, CEO Group Asia Pacific	2012	478,986	370,760	849,746	0.041	578,338	0.028

	2011	306,515	350,311	656,826	0.030	623,253	0.029

Jürg Zeltner, CEO UBS Wealth Management	2012	522,500	38,329	560,829	0.027	203,093	0.010

	2011	306,487	11,756	318,243	0.015	205,470	0.009

[1]  This table includes all vested and unvested shares and options of GEB members, including related parties.  [2]  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Deferred variable compensation plans” section in this report for more information on the plans.  [3]  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [4]  No conversion rights are outstanding.  [5]  GEB members who stepped down during 2012.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation details and additional information for non-independent BoD members
CHF, except where indicated[a]
Name, function[1]	For the year	Base salary	Annual performance award (cash)	Annual share award		Benefits in kind[g]	Contributions to retirement benefit plans[h]	Total
Axel A. Weber, Chairman	2012	1,322,581	–	2,003,995	[2]	69,867	171,898	3,568,341

	2011	–	–	–		–	–	–

Kaspar Villiger, former Chairman	2012	354,167	–	200,000	[2]	54,926	–	609,093

	2011	850,000	0	500,000	[2]	144,568	0	1,494,568

[1]   Axel A. Weber was the only non-independent member in office on 31 December 2012; Kaspar Villiger did not stand for reelection at the AGM on 3 May 2012. Kaspar Villiger was the only non-independent member in office on 31 December 2011.   [2]  These shares are blocked for four years.

Remuneration details and additional information for independent BoD members
CHF, except where indicated[a]
Name, function[1]	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Benefits in kind	Additional payments		Total	Share percentage[2]	Number of shares[3,4]
Michel Demaré,	M		M			2012/2013	325,000	300,000		250,000	[5]	875,000	50	34,233

Vice Chairman	M		M			2011/2012	325,000	300,000		250,000	[5]	875,000	50	39,845

David Sidwell,			M		C	2012/2013	325,000	500,000		250,000	[5]	1,075,000	50	42,057

Senior Independent Director			M		C	2011/2012	325,000	500,000		250,000	[5]	1,075,000	50	48,952

Rainer-Marc Frey,		M			M	2012/2013	325,000	300,000				625,000	100	46,367

member	M				M	2011/2012	325,000	400,000				725,000	100	62,635

Bruno Gehrig,						2012/2013	–	–				–

former member		M	M			2011/2012	325,000	200,000				525,000	50	23,907

Ann F. Godbehere,	M	C				2012/2013	325,000	500,000				825,000	50	32,276

member	M	C		M		2011/2012	325,000	550,000				875,000	50	39,845

Axel P. Lehmann,			M		M	2012/2013	325,000	300,000				625,000	100	46,367

member			M		M	2011/2012	325,000	250,000				575,000	100	49,632

Wolfgang Mayrhuber,		M		C		2012/2013	325,000	200,000				525,000	50	20,539

member		M		C		2011/2012	325,000	200,000				525,000	50	23,907

Helmut Panke,		M			M	2012/2013	325,000	300,000				625,000	50	24,452

member		M			M	2011/2012	325,000	300,000				625,000	50	28,460

William G. Parrett,	C			M		2012/2013	325,000	350,000				675,000	50	26,408

member	C					2011/2012	325,000	300,000				625,000	50	28,460

Isabelle Romy,	M		M			2012/2013	325,000	300,000				625,000	50	24,452

member						2011/2012	–	–				–

Beatrice Weder di Mauro,	M			M		2012/2013	325,000	250,000				575,000	50	22,496

member						2011/2012	–	–				–

Joseph Yam,				M	M	2012/2013	325,000	250,000				575,000	50	22,496

member				M	M	2011/2012	325,000	250,000				575,000	50	26,183

Total 2012												7,625,000

Total 2011												7,000,000

Legend: C = Chairperson of the respective Committee; M = Member of the respective Committee

[1]  There were 11 independent BoD members in office on 31 December 2012. Isabelle Romy and Beatrice Weder di Mauro were appointed at the AGM on 3 May 2012 and Bruno Gehrig did not stand for reelection at the AGM on 3 May 2012. There were 10 independent BoD members in office on 31 December 2011. Joseph Yam was appointed at the AGM on 28 April 2011 and Sally Bott stepped down on 11 February 2011.   [2]  Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.   [3]  For 2012, shares valued at CHF 15.03 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2013), and were granted with a price discount of 15% for a new value of CHF 12.78. These shares are blocked for four years. For 2011, shares valued at CHF 12.92 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2012), and were granted with a price discount of 15% for a new value of CHF 10.98. These shares are blocked for four years.   [4]   Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are subject to social security contributions / withholding tax.   [5]   This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively.

Corporate governance, responsibility
and compensation

Total payments to BoD members
CHF, except where indicated[a]	For the year	Total
Aggregate of all BoD members	2012	11,802,434

	2011	8,494,568

Number of shares of BoD members on 31 December 2011 / 2012 [1]
Name, function	For the year	Number of shares held	Voting rights in %
Axel A. Weber, Chairman[2]	2012	200,000	0.010

	2011	–

Kaspar Villiger, former Chairman[3]	2012	–

	2011	49,440	0.002

Michel Demaré, Vice Chairman	2012	116,179	0.006

	2011	76,334	0.003

David Sidwell, Senior Independent Director	2012	149,199	0.007

	2011	100,247	0.005

Rainer-Marc Frey, member	2012	162,677	0.008

	2011	100,042	0.005

Bruno Gehrig, former member[3]	2012	–

	2011	54,409	0.002

Ann F. Godbehere, member	2012	81,286	0.004

	2011	41,441	0.002

Axel P. Lehmann, member	2012	139,603	0.007

	2011	89,971	0.004

Wolfgang Mayrhuber, member	2012	38,957	0.002

	2011	15,050	0.001

Helmut Panke, member	2012	137,792	0.007

	2011	109,332	0.005

William G. Parrett, member	2012	91,078	0.004

	2011	62,618	0.003

Isabelle Romy, member[2]	2012	0	0.000

	2011	–

Beatrice Weder di Mauro, member[2]	2012	0	0.000

	2011	–

Joseph Yam, member	2012	26,183	0.001

	2011	0	0.000

[1]  This table includes blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2011 and 2012.    [2]  Axel A. Weber, Isabelle Romy and Beatrice Weder di Mauro were appointed at the AGM on 3 May 2012.   [3]  Kaspar Villiger and Bruno Gehrig did not stand for reelection at the AGM on 3 May 2012.

Advisory Vote

Corporate governance, responsibility and compensation

Compensation

Compensation paid to former BoD and GEB members[1]
CHF, except where indicated[a]
Name, function	For the year	Compensation	Benefits in kind	Total
Former BoD members	2012	0	0	0

	2011	0	0	0

Aggregate of all former GEB members[2]	2012	0	25,465	25,465
	2011	0	0	0

Aggregate of all former BoD and GEB members	2012	0	25,465	25,465

	2011	0	0	0

[1] Compensation or remuneration that is connected with the former member’s activity on the BoD or GEB or that is not at market conditions.  [2]  Includes one former GEB member in 2012 and no former GEB member in 2011.

Total of all vested and unvested shares of GEB members[1,2]
	Total	Of which vested	Of which vesting
			2013	2014	2015	2016	2017
Shares on 31 December 2012	3,414,568	1,531,295	952,668	583,281	347,324	0	0

			2012	2013	2014	2015	2016
Shares on 31 December 2011	2,863,887	1,988,680	408,037	290,631	88,269	88,269	0

[1] Includes related parties. [2] Excludes shares granted under variable compensation plans with forfeiture provisions.

Total of all blocked and unblocked shares of BoD members[1]
	Total	Of which unblocked	Of which blocked until
			2013	2014	2015	2016
Shares on 31 December 2012	1,142,954	56,624	302,118	204,792	231,501	347,919

			2012	2013	2014	2015
Shares on 31 December 2011	698,884	72,775	9,349	115,690	225,995	275,075

[1] Includes related parties.

Corporate governance, responsibility
and compensation

Vested and unvested options of GEB members on 31 December 2011/2012[1]
For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Sergio P. Ermotti, Group Chief Executive Officer									Philip J. Lofts, Group Chief Risk Officer (continued)

2012	0											117,090		2005	01.03.2008	28.02.2015	CHF 52.32

2011	0											117,227		2006	01.03.2009	28.02.2016	CHF 72.57

												85,256		2007	01.03.2010	28.02.2017	CHF 73.67

Markus U. Diethelm, Group General Counsel												74 599		2008	01.03.2011	28.02.2018	CHF 35.66

2012	0								2011	577,723		11,445		2002	31.01.2003	31.01.2012	CHF 36.49

2011	0											11,104		2002	31.01.2004	31.01.2012	CHF 36.49

												11,098		2002	31.01.2005	31.01.2012	CHF 36.49

John A. Fraser, Chairman and CEO Global Asset Management												1,240		2002	28.02.2003	28.02.2012	CHF 36.65

2012	884,531		127,884		2003	31.01.2006	31.01.2013	USD 22.53				5,464		2002	28.02.2004	28.02.2012	CHF 36.65

			170,512		2004	01.03.2007	27.02.2014	USD 38.13				1,199		2002	28.02.2005	28.02.2012	CHF 36.65

			202,483		2005	01.03.2008	28.02.2015	USD 44.81				9,985		2003	01.03.2004	31.01.2013	CHF 27.81

			213,140		2006	01.03.2009	28.02.2016	CHF 72.57				9,980		2003	01.03.2005	31.01.2013	CHF 27.81

			170,512		2007	01.03.2010	28.02.2017	CHF 73.67				9,974		2003	01.03.2006	31.01.2013	CHF 27.81

2011	1,088,795		76,380		2002	31.01.2005	31.01.2012	USD 21.24				1,833		2003	01.03.2004	28.02.2013	CHF 26.39

			127,884		2002	28.06.2005	28.06.2012	CHF 37.90				1,830		2003	01.03.2005	28.02.2013	CHF 26.39

			127,884		2003	31.01.2006	31.01.2013	USD 22.53				1,830		2003	01.03.2006	28.02.2013	CHF 26.39

			170,512		2004	01.03.2007	27.02.2014	USD 38.13				35,524		2004	01.03.2005	27.02.2014	CHF 44.32

			202,483		2005	01.03.2008	28.02.2015	USD 44.81				35,524		2004	01.03.2006	27.02.2014	CHF 44.32

			213,140		2006	01.03.2009	28.02.2016	CHF 72.57				35,521		2004	01.03.2007	27.02.2014	CHF 44.32

			170,512		2007	01.03.2010	28.02.2017	CHF 73.67				117,090		2005	01.03.2008	28.02.2015	CHF 52.32

												117,227		2006	01.03.2009	28.02.2016	CHF 72.57

Lukas Gähwiler, CEO UBS Switzerland and CEO Retail & Corporate												85,256		2007	01.03.2010	28.02.2017	CHF 73.67

2012	0											74,599		2008	01.03.2011	28.02.2018	CHF 35.66

2011	0

Carsten Kengeter, former co-CEO Investment Bank[4]									Robert J. McCann, CEO Group Americas and CEO Wealth Management Americas

2012	–								2012	0

2011	905,000		905,000		2009	01.03.2012	27.12.2019	CHF 40.00	2011	0

Ulrich Körner, Group Chief Operating Officer,									Tom Naratil, Group Chief Financial Officer
CEO Corporate Center and CEO Group EMEA									2012	935,291		63,942		2003	31.01.2006	31.01.2013	USD 22.53

2012	0											4,262		2003	28.02.2005	28.02.2013	USD 19.53

2011	0											145,962		2004	01.03.2007	27.02.2014	USD 38.13

												166,010		2005	01.03.2008	28.02.2015	USD 44.81

Philip J. Lofts, Group Chief Risk Officer												142,198		2006	01.03.2009	28.02.2016	CHF 72.57

2012	536,173		9,985		2003	01.03.2004	31.01.2013	CHF 27.81				131,277		2007	01.03.2010	28.02.2017	CHF 73.67

			9,980		2003	01.03.2005	31.01.2013	CHF 27.81				181,640		2008	01.03.2011	28.02.2018	CHF 35.66

			9,974		2003	01.03.2006	31.01.2013	CHF 27.81				100,000		2009	01.03.2012	27.02.2019	CHF 11.35

			1,833		2003	01.03.2004	28.02.2013	CHF 26.39	2011	1,046,122		35,524		2002	31.01.2003	31.01.2012	USD 21.24

			1,830		2003	01.03.2005	28.02.2013	CHF 26.39				35,524		2002	31.01.2004	31.01.2012	USD 21.24

			1,830		2003	01.03.2006	28.02.2013	CHF 26.39				35,521		2002	31.01.2005	31.01.2012	USD 21.24

			35,524		2004	01.03.2005	27.02.2014	CHF 44.32				4,262		2002	29.02.2004	28.02.2012	USD 21.70

			35,524		2004	01.03.2006	27.02.2014	CHF 44.32				63,942		2003	31.01.2006	31.01.2013	USD 22.53

			35,521		2004	01.03.2007	27.02.2014	CHF 44.32				4,262		2003	28.02.2005	28.02.2013	USD 19.53

[1]  This table includes all options of GEB members, including related parties.  [2]  No conversion rights are outstanding.  [3]  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [4]  GEB member who stepped down during 2012.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Vested and unvested options of GEB members on 31 December 2011 / 20121 (continued)

For the year	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options3	Year of grant	Vesting date	Expiry date	Strike price

Tom Naratil, Group Chief Financial Officer (continued)							Chi-Won Yoon, CEO Group Asia Pacific (continued)
		145,962	2004	01.03.2007	27.02.2014	USD 38.13	2011	623,253		11,577	2002	31.01.2002	31.01.2012	USD 21.24
		166,010	2005	01.03.2008	28.02.2015	USD 44.81				11,229	2002	31.01.2004	31.01.2012	USD 21.24
		142,198	2006	01.03.2009	28.02.2016	CHF 72.57				11,227	2002	31.01.2005	31.01.2012	USD 21.24
		131,277	2007	01.03.2010	28.02.2017	CHF 73.67				2,252	2002	28.02.2002	28.02.2012	USD 21.70
		181,640	2008	01.03.2011	28.02.2018	CHF 35.66				6,446	2002	29.02.2004	28.02.2012	USD 21.70
		100,000	2009	01.03.2012	27.02.2019	CHF 11.35				2,184	2002	28.02.2005	28.02.2012	USD 21.70
Andrea Orcel, CEO Investment Bank										8,648	2003	01.03.2004	31.01.2013	USD 20.49
2012	0									8,642	2003	01.03.2005	31.01.2013	USD 20.49
2011	—									8,635	2003	01.03.2006	31.01.2013	USD 20.49
Alexander Wilmot-Sitwell, former co-Chairman and co-CEO Group Asia Pacific[4]										4,262	2003	28.02.2005	28.02.2013	USD 19.53
2012	—									3,374	2003	01.03.2004	28.02.2013	USD 19.53
2011	353,807	53,282	2005	01.03.2008	28.02.2015	CHF 47.58				3,371	2003	01.03.2005	28.02.2013	USD 19.53
		2,130	2005	04.03.2007	04.03.2015	CHF 47.89				3,371	2003	01.03.2006	28.02.2013	USD 19.53
		35,524	2006	01.03.2007	28.02.2016	CHF 65.97				6,200	2004	01.03.2005	27.02.2014	CHF 44.32
		35,524	2006	01.03.2008	28.02.2016	CHF 65.97				4,262	2004	27.02.2006	27.02.2014	CHF 44.32
		35,521	2006	01.03.2009	28.02.2016	CHF 65.97				6,198	2004	01.03.2006	27.02.2014	CHF 44.32
		106,570	2007	01.03.2010	28.02.2017	CHF 73.67				6,195	2004	01.03.2007	27.02.2014	CHF 44.32
		85,256	2008	01.03.2011	28.02.2018	CHF 35.66				10,659	2005	01.03.2006	28.02.2015	CHF 47.58
Chi-Won Yoon, CEO Group Asia Pacific										10,657	2005	01.03.2007	28.02.2015	CHF 47.58
2012	578,338	8,648	2003	01.03.2004	31.01.2013	USD 20.49				10,654	2005	01.03.2008	28.02.2015	CHF 47.58
		8,642	2003	01.03.2005	31.01.2013	USD 20.49				21,316	2006	01.03.2007	28.02.2016	CHF 65.97
		8,635	2003	01.03.2006	31.01.2013	USD 20.49				21,314	2006	01.03.2008	28.02.2016	CHF 65.97
		4,262	2003	28.02.2005	28.02.2013	USD 19.53				21,311	2006	01.03.2009	28.02.2016	CHF 65.97
		3,374	2003	01.03.2004	28.02.2013	USD 19.53				8,881	2007	01.03.2008	28.02.2017	CHF 67.00
		3,371	2003	01.03.2005	28.02.2013	USD 19.53				8,880	2007	01.03.2009	28.02.2017	CHF 67.00
		3,371	2003	01.03.2006	28.02.2013	USD 19.53				8,880	2007	01.03.2010	28.02.2017	CHF 67.00
		6,200	2004	01.03.2005	27.02.2014	CHF 44.32				42,628	2008	01.03.2011	28.02.2018	CHF 32.45
		4,262	2004	27.02.2006	27.02.2014	CHF 44.32				350,000	2009	01.03.2012	27.02.2019	CHF 11.35
		6,198	2004	01.03.2006	27.02.2014	CHF 44.32	Jürg Zeltner, CEO UBS Wealth Management
		6,195	2004	01.03.2007	27.02.2014	CHF 44.32	2012	203,093		4,972	2004	01.03.2007	27.02.2014	CHF 44.32
		10,659	2005	01.03.2006	28.02.2015	CHF 47.58				7,106	2005	01.03.2006	28.02.2015	CHF 47.58
		10,657	2005	01.03.2007	28.02.2015	CHF 47.58				7,103	2005	01.03.2007	28.02.2015	CHF 47.58
		10,654	2005	01.03.2008	28.02.2015	CHF 47.58				7,103	2005	01.03.2008	28.02.2015	CHF 47.58
		21,316	2006	01.03.2007	28.02.2016	CHF 65.97				93	2005	04.03.2007	04.03.2015	CHF 47.89
		21,314	2006	01.03.2008	28.02.2016	CHF 65.97				161	2005	06.06.2007	06.06.2015	CHF 45.97
		21,311	2006	01.03.2009	28.02.2016	CHF 65.97				149	2005	09.09.2007	09.09.2015	CHF 50.47
		8,881	2007	01.03.2008	28.02.2017	CHF 67.00				127	2005	05.12.2007	05.12.2015	CHF 59.03
		8,880	2007	01.03.2009	28.02.2017	CHF 67.00				7,106	2006	01.03.2007	28.02.2016	CHF 65.97
		8,880	2007	01.03.2010	28.02.2017	CHF 67.00				7,103	2006	01.03.2008	28.02.2016	CHF 65.97
		42,628	2008	01.03.2011	28.02.2018	CHF 32.45				7,103	2006	01.03.2009	28.02.2016	CHF 65.97
		350,000	2009	01.03.2012	27.02.2019	CHF 11.35				110	2006	03.03.2008	03.03.2016	CHF 65.91
										242	2006	09.06.2008	09.06.2016	CHF 61.84
										230	2006	08.09.2008	08.09.2016	CHF 65.76

[1]  This table includes all options of GEB members, including related parties.  [2]  No conversion rights are outstanding.  [3]  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  [4]  GEB member who stepped down during 2012.

Corporate governance, responsibility
and compensation

Vested and unvested options of GEB members on 31 December 2011 / 2012[1] (continued)
For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total Number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Jürg Zeltner, CEO UBS Wealth Management (continued)									Jürg Zeltner, CEO UBS Wealth Management (continued)
			221		2006	08.12.2008	08.12.2016	CHF 67.63				149		2005	09.09.2007	09.09.2015	CHF 50.47

			7,105		2007	01.03.2008	28.02.2017	CHF 67.00				127		2005	05.12.2007	05.12.2015	CHF 59.03

			7,105		2007	01.03.2009	28.02.2017	CHF 67.00				7,106		2006	01.03.2007	28.02.2016	CHF 65.97

			7,103		2007	01.03.2010	28.02.2017	CHF 67.00				7,103		2006	01.03.2008	28.02.2016	CHF 65.97

			223		2007	02.03.2009	02.03.2017	CHF 67.08				7,103		2006	01.03.2009	28.02.2016	CHF 65.97

			42,628		2008	01.03.2011	28.02.2018	CHF 35.66				110		2006	03.03.2008	03.03.2016	CHF 65.91

			90,000		2009	01.03.2012	27.02.2019	CHF 11.35				242		2006	09.06.2008	09.06.2016	CHF 61.84

2011	205,470		809		2002	31.01.2003	31.01.2012	CHF 36.49				230		2006	08.09.2008	08.09.2016	CHF 65.76

			784		2002	31.01.2004	31.01.2012	CHF 36.49				221		2006	08.12.2008	08.12.2016	CHF 67.63

			784		2002	31.01.2005	31.01.2012	CHF 36.49				7,105		2007	01.03.2008	28.02.2017	CHF 67.00

			4,972		2004	01.03.2007	27.02.2014	CHF 44.32				7,105		2007	01.03.2009	28.02.2017	CHF 67.00

			7,106		2005	01.03.2006	28.02.2015	CHF 47.58				7,103		2007	01.03.2010	28.02.2017	CHF 67.00

			7,103		2005	01.03.2007	28.02.2015	CHF 47.58				223		2007	02.03.2009	02.03.2017	CHF 67.08

			7,103		2005	01.03.2008	28.02.2015	CHF 47.58				42,628		2008	01.03.2011	28.02.2018	CHF 35.66

			93		2005	04.03.2007	04.03.2015	CHF 47.89				90,000		2009	01.03.2012	27.02.2019	CHF 11.35

			161		2005	06.06.2007	06.06.2015	CHF 45.97

1 This table includes all options of GEB members, including related parties.  2  No conversion rights are outstanding.  3  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Loans granted to GEB members on 31 December 2011 / 2012[1]
CHF, except where indicated
Name, function	For the year	Loans[2]
Markus U. Diethelm, Group General Counsel[3]	2012	5,564,012

Jürg Zeltner, CEO UBS Wealth Management[3]	2011	5,387,500
Aggregate of all GEB members	2012	18,862,820

	2011	17,539,601	[4]

1  No loans have been granted to related parties of the GEB members at conditions not customary in the market.  [2]  All loans granted are secured loans, except for CHF 311,308 in 2012 and CHF 45,435 in 2011.  [3]  GEB member with the highest loan granted.  [4]  Includes a forgivable loan of CHF 3.3 million, subject to the GEB member’s continued full-time employment with UBS and a performance satisfactory and commensurate with his responsibilities. The loan was fully repaid in 2012, as the GEB member stepped down during the year.

Loans granted to BoD members on 31 December 2011 / 2012[1]
CHF, except where indicated[a]
Name, function	For the year	Loans[2]
Axel A. Weber, Chairman[3]	2012	0

	2011	—

Kaspar Villiger, former Chairman[4]	2012	—

	2011	0

Michel Demaré, Vice Chairman	2012	500,000

	2011	850,000

David Sidwell, Senior Independent Director	2012	0

	2011	0

Rainer-Marc Frey, member	2012	0

	2011	0

Bruno Gehrig, former member[4,5]	2012	—

	2011	798,000

Ann F. Godbehere, member	2012	0

	2011	0

Axel P. Lehmann, member	2012	0

	2011	0

Wolfgang Mayrhuber, member	2012	0

	2011	0

Helmut Panke, member	2012	0

	2011	0

William G. Parrett, member	2012	0

	2011	0

Isabelle Romy, member[3]	2012	0

	2011	—

Beatrice Weder di Mauro, member[3]	2012	0

	2011	—

Joseph Yam, member	2012	0

	2011	0

Aggregate of all BoD members	2012	500,000

	2011	1,648,000

1  No loans have been granted to related parties of the BoD members at conditions not customary in the market.  [2]  All loans granted are secured loans.  [3]  Axel A. Weber, Isabelle Romy and Beatrice Weder di Mauro were appointed at the AGM on 3 May 2012.  [4]  Kaspar Villiger and Bruno Gehrig did not stand for reelection at the AGM on 3 May 2012.  [5]  Secured loan granted prior to his election to the BoD.

Financial information

Financial information

316	Introduction and accounting principles

317	Consolidated financial statements

317	Management’s report on internal control over financial reporting
319	Report of independent registered public accounting firm on internal control over financial reporting
321	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
323	Income statement
324	Statement of comprehensive income
325	Balance sheet
326	Statement of changes in equity
329	Statement of cash flows

331	Notes to the consolidated financial statements
331	1	Summary of significant accounting policies
352	2a	Segment reporting
356	2b	Segment reporting by geographic location

357	Income statement notes
357	3	Net interest and trading income
358	4	Net fee and commission income
359	5	Other income
360	6	Personnel expenses
360	7	General and administrative expenses
361	8	Earnings per share (EPS) and shares outstanding

362	Balance sheet notes: assets
362	9	Due from banks and loans (held at amortized cost)
362	10	Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments
363	11	Allowances and provisions for credit losses
364	12	Trading portfolio
366	13	Financial assets designated at fair value
367	14	Financial investments available-for-sale
368	15	Investments in associates
368	16	Property and equipment
369	17	Goodwill and intangible assets
371	18	Other assets

372	Balance sheet notes: liabilities
372	19	Due to banks and customers
372	20	Financial liabilities designated at fair value
373	21	Debt issued held at amortized cost
374	22	Other liabilities
375	23	Provisions and contingent liabilities

385	Additional information
385	24	Income taxes
387	25	Derivative instruments and hedge accounting
395	26	Operating lease commitments
396	27	Fair value of financial instruments
407	28	Pledged and transferred assets
411	29	Measurement categories of financial assets and financial liabilities
416	30	Pension and other post-employment benefit plans
428	31	Equity participation and other compensation plans
438	32	Related parties
440	33	Events after the reporting period
441	34	Significant subsidiaries and associates
443	35	Invested assets and net new money
444	36	Business combinations
444	37	Changes in organization
445	38	Currency translation rates
445	39	Swiss banking law requirements
447	40	Supplemental guarantor information required
		under SEC rules

Financial information

457	UBS AG (Parent Bank)

457	Parent Bank review

460	Parent Bank financial statements
460	Income statement
461	Balance sheet
462	Statement of appropriation of retained earnings

463	Notes to the Parent Bank financial statements
463	1	Business activities, risk assessment, outsourcing and personnel
463	2	Accounting policies

466	Additional income statement information
466	3	Net trading income
466	4	Extraordinary income and expenses

467	Additional balance sheet information
467	5	Other assets and other liabilities
467	6	Pledged assets
468	7	Swiss pension plan and International defined benefit plans
469	8	Allowances and provisions
470	9	Statement of shareholders’ equity
470	10	Share capital and significant shareholders
471	11	Transactions with related parties

472	Off-balance sheet and other information
472	12	Commitments and contingent liabilities
472	13	Derivative instruments
473	14	Fiduciary transactions

474	Compensation of the members of the Board of Directors and the Group Executive Board
474	Total compensation for all GEB members
475	Share and option ownership/entitlements of GEB members on 31 December 2011 / 2012
476	Compensation details and additional information for non-independent BoD members
476	Remuneration details and additional information for independent BoD members
477	Total payments to BoD members
477	Number of shares of BoD members on 31 December 2011 / 2012
478	Compensation paid to former BoD and GEB members
478	Total of all vested and unvested shares of GEB members
478	Total of all blocked and unblocked shares of BoD members
479	Vested and unvested options of GEB members on 31 December 2011 / 2012
482	Loans granted to GEB members on 31 December 2011 / 2012
482	Loans granted to BoD members on 31 December 2011 / 2012

483	Report of the statutory auditor on the financial statements
485	Confirmation of the auditors concerning conditional capital increase

487	Additional disclosure required under SEC regulations

487	A – Introduction

488	B – Selected financial data
489	Key figures
490	Income statement data
491	Balance sheet data
491	Ratio of earnings to fixed charges

492	C – Information on the company
492	Property, plant and equipment

493	D – Information required by industry guide 3
493	Selected statistical information
494	Average balances and interest rates
496	Analysis of changes in interest income and expense
498	Deposits
499	Short-term borrowings
499	Contractual maturities of investments in debt instruments available-for-sale
500	Due from banks and loans (gross)
501	Due from banks and loan maturities (gross)
502	Impaired and non-performing loans
503	Cross-border outstandings
504	Summary of movements in allowances and provisions for credit losses
505	Allocation of the allowances and provisions for credit losses
506	Due from banks and loans by industry sector (gross)
507	Loss history statistics

Financial information

Introduction and accounting principles

The financial information section of UBS’s Annual Report 2012 comprises: a) the audited consolidated financial statements of UBS Group for 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), b) the audited financial statements of UBS AG (Parent Bank) for 2012, prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Federal Banking Law, and c) additional disclosures required under US Securities and Exchange Commission (SEC) regulations.

The basis of accounting of UBS’s Group financial statements is described in Note 1 to the financial statements. Except where otherwise explicitly stated in these financial statements, all financial information is in Swiss francs (CHF) and presented on a consolidated basis under IFRS, and all references to “UBS” refer to the UBS Group and not to the Parent Bank. UBS AG (Parent Bank) is incorporated in Switzerland, has branches worldwide and owns all the UBS Group companies, directly or indirectly. All references to 2012, 2011 and 2010 refer to the fiscal years ended 31 December 2012, 2011 and 2010, respectively. The financial statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd.

Financial information

Consolidated financial statements

Management’s report on internal control over financial reporting

Management’s responsibility for internal control over financial reporting

The Board of Directors reviews and approves the consolidated financial statements prepared by management in accordance with International Financial Reporting Standards (IFRS). The Board of Directors and management of UBS are also responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the International Accounting Standards Board.

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

Management’s assessment of internal control over financial reporting at 31 December 2012

Following the discovery in September 2011 of unauthorized and fictitious trading in our Global Synthetic Equity business unit in London, management determined and reported that there was a material weakness in UBS’s internal control over financial reporting as certain controls designed to prevent or detect the use of unauthorized and fictitious transactions on a timely basis were not operating effectively, and had not been operating effectively as of 31 December 2010. Specifically (i) the control requiring bilateral confirmation with counterparties of trades within our Investment Bank’s equities business with settlement dates of greater than 15 days after trade date was not operating, and when such trades were cancelled, rebooked or amended, the related monitoring control to ensure the validity of these changes ceased to operate effectively, and (ii) the controls in the inter-desk reconciliation process within the Investment Bank’s equities and fixed income, currencies and commodities businesses to ensure that internal transactions are valid and accurately recorded in our books and records, including controls over cancellations and amendments of internal trades that require supervisor review, intervention and resolution, did not operate effectively. In its assessment of internal control over financial reporting as of 31 December 2011, contained in the Annual Report 2011, management concluded that, while significant progress had been made, given the relatively brief period since the unauthorized trading incident was discovered, a longer period of operational testing and further refinement would be necessary before it could conclude that the confirmation and reconciliation controls referred to above were operating effectively. Based on this assessment, management assessed UBS’s internal control over financial reporting as ineffective as of 31 December 2011.

Remediation of identified control deficiencies

As soon as the control deficiencies referred to above were identified, work was initiated to remediate them. The confirmation control and the monitoring control over the validity of changes to trades have been reactivated and refined, and front-to-back control processes have been extensively modified with a view to ensuring, among other things, that the transactions identified by the inter-desk reconciliation process referred to above are effectively reviewed, investigated and resolved on a timely basis. New monitoring reports and processes have also been developed as part of a broader program initiated to strengthen the effectiveness of supervisory oversight. The confirmation control and the monitoring

Financial information

Consolidated financial statements

control over the validity of changes to trades were placed into operation in the fourth quarter of 2011, and their operational effectiveness was tested in the succeeding months. As a result of these measures, management concluded that the confirmation and reconciliation controls referred to above had been fully remediated. This conclusion was communicated in the Group’s first quarter 2012 report issued on 2 May 2012, together with management’s conclusion that the material weakness previously identified in UBS’s internal control over financial reporting had been remediated.

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of 31 December 2012, UBS’s internal control over financial reporting was effective.

The effectiveness of UBS’s internal control over financial reporting as of 31 December 2012 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 319 to 320, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2012.

Financial information

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 7 March 2013

Report of independent registered public accounting firm on internal control over financial reporting

We have audited the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting on pages 317 and 318. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Financial information

Consolidated financial statements

In our opinion, UBS AG and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on the COSO criteria.

We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG and its subsidiaries as of 31 December 2012 and 2011, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows and notes thereto for each of the three years in the period ended 31 December 2012 and notes thereto, of UBS AG and our report dated 7 March 2013 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

Financial information

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41582868600
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 7 March 2013

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of UBS AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2012 and 2011, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2012 on pages 323 to 456.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG and its subsidiaries at 31 December 2012 and 2011, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2012 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2012, based on criteria established in Internal Control – lntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 7 March 2013 expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

Financial information

Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.12	31.12.11	31.12.10	31.12.11

Continuing operations

Interest income	3	15,968	17,969	18,872	(11)

Interest expense	3	(9,974)	(11,143)	(12,657)	(10)

Net interest income	3	5,994	6,826	6,215	(12)

Credit loss (expense) / recovery	11	(118)	(84)	(66)	40

Net interest income after credit loss expense		5,875	6,742	6,149	(13)

Net fee and commission income	4	15,405	15,236	17,160	1

Net trading income	3	3,480	4,343	7,471	(20)

Other income	5	682	1,467	1,214	(54)

Total operating income		25,443	27,788	31,994	(8)

Personnel expenses	6	14,737	15,634	17,031	(6)

General and administrative expenses	7	8,653	5,959	6,585	45

Depreciation and impairment of property and equipment	16	689	761	918	(9)

Impairment of goodwill	17	3,030	0	0

Amortization and impairment of intangible assets	17	106	127	117	(17)

Total operating expenses		27,216	22,482	24,650	21

Operating profit / (loss) from continuing operations before tax		(1,774)	5,307	7,345

Tax expense / (benefit)	24	461	901	(409)	(49)

Net profit / (loss) from continuing operations		(2,235)	4,406	7,754

Discontinued operations

Profit from discontinued operations before tax		0	0	2

Tax expense	24	0	0	0

Net profit from discontinued operations		0	0	2

Net profit / (loss)		(2,235)	4,406	7,756

Net profit attributable to non-controlling interests		276	268	304	3

from continuing operations		276	268	303	3

from discontinued operations		0	0	1

Net profit / (loss) attributable to UBS shareholders		(2,511)	4,138	7,452

from continuing operations		(2,511)	4,138	7,451

from discontinued operations		0	0	1

Earnings per share (CHF)

Basic earnings per share	8	(0.67)	1.10	1.97

Diluted earnings per share	8	(0.67)	1.08	1.94

323

Financial information

Consolidated financial statements

Statement of comprehensive income1

	For the year ended
CHF million	31.12.12			31.12.11	31.12.10
	Total	UBS shareholders	Non-controlling interests
Net profit / (loss)	(2,235)	(2,511)	276	4,406	7,756

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(395)	(362)	(33)	985	(740)

Foreign exchange amounts reclassified to the income statement from equity	(58)	(58)		8	237

Income tax relating to foreign currency translation movements	(91)	(91)		20	88

Subtotal foreign currency translation movements, net of tax[2]	(544)	(511)	(33)	1,014	(415)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	323	323		1,458	(499)

Impairment charges reclassified to the income statement from equity	85	85		39	72

Realized gains reclassified to the income statement from equity	(433)	(433)		(950)	(357)

Realized losses reclassified to the income statement from equity	19	19		24	153

Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	20	20		(76)	13

Subtotal net unrealized gains/(losses) on financial investments available- for-sale, net of tax[2]	14	14	0	495	(618)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,714	1,714		3,093	927

Net realized (gains)/losses reclassified to the income statement from equity	(1,235)	(1,235)		(1,140)	(1,108)

Income tax effects relating to cash flow hedges	(95)	(95)		(417)	38

Subtotal changes in fair value of derivative instruments designated as cash flow hedges, net of tax[2]	384	384	0	1,537	(143)

Defined benefit plans

Gains/(losses) on defined benefit plans, before tax	1,023	1,023		(2,141)	124

Income tax relating to gains/losses on defined benefit plans	(413)	(413)		321	(3)

Subtotal changes in gains/(losses) on defined benefit plans, net of tax[2]	609	609	0	(1,820)	120

Property revaluation surplus

Gains on property revaluation, before tax	8	8

Income tax relating to gains on property revaluation	(2)	(2)

Subtotal changes in property revaluation surplus, net of tax[2]	6	6	0

Total other comprehensive income	469	502	(33)	1,226	(1,055)

Total comprehensive income	(1,766)	(2,009)	243	5,632	6,701

Total comprehensive income attributable to non-controlling interests	243			560	609

Total comprehensive income attributable to UBS shareholders	(2,009)			5,071	6,092

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information with regard to the adoption of IAS 19R.  2  Other comprehensive income attributable to UBS shareholders related to foreign currency translations was positive CHF 722 million in 2011 and negative CHF 731 million in 2010. Other comprehensive income attributable to UBS shareholders related to financial investments available-for-sale was positive CHF 495 million in 2011 and negative CHF 607 million in 2010. Other comprehensive income related to cash flow hedges, defined benefit plans and property revaluation surplus was wholly attributable to UBS shareholders for all periods presented.

324

Financial information

Balance sheet

					% change from
CHF million	Note	31.12.12	31.12.11	31.12.10	31.12.11

Assets

Cash and balances with central banks		66,383	40,638	26,939	63

Due from banks	9	21,230	23,218	17,133	(9)

Cash collateral on securities borrowed	10	37,372	58,763	62,454	(36)

Reverse repurchase agreements	10	130,941	213,501	142,790	(39)

Trading portfolio assets	12	160,861	181,525	228,815	(11)

of which: assets pledged as collateral which may be sold or repledged by counterparties	28	44,698	39,936	61,352	12

Positive replacement values	25	418,029	486,584	401,146	(14)

Cash collateral receivables on derivative instruments	10	30,413	41,322	38,071	(26)

Financial assets designated at fair value	13	9,106	10,336	8,504	(12)

Loans	9	279,901	266,604	262,877	5

Financial investments available-for-sale	14	66,383	53,174	74,768	25

Accrued income and prepaid expenses		6,093	6,327	5,466	(4)

Investments in associates	15	858	795	790	8

Property and equipment	16	6,004	5,688	5,467	6

Goodwill and intangible assets	17	6,461	9,695	9,822	(33)

Deferred tax assets	24	8,143	9,627	10,262	(15)

Other assets	18	11,055	9,165	19,506	21

Total assets		1,259,232	1,416,962	1,314,813	(11)

Liabilities

Due to banks	19	23,024	30,201	41,490	(24)

Cash collateral on securities lent	10	9,203	8,136	6,651	13

Repurchase agreements	10	37,639	102,429	74,796	(63)

Trading portfolio liabilities	12	34,154	39,480	54,975	(13)

Negative replacement values	25	395,070	473,400	393,762	(17)

Cash collateral payables on derivative instruments	10	71,148	67,114	58,924	6

Financial liabilities designated at fair value	20	92,878	88,982	100,756	4

Due to customers	19	371,892	342,409	332,301	9

Accrued expenses and deferred income		6,881	6,850	7,738	0

Debt issued	21	104,656	140,617	130,271	(26)

Provisions	23	2,536	1,626	1,704	56

Other liabilities	22	59,902	62,784	62,674	(5)

Total liabilities		1,208,983	1,364,027	1,266,042	(11)

Equity

Share capital		384	383	383	0

Share premium		33,898	34,614	34,393	(2)

Treasury shares		(1,071)	(1,160)	(654)	(8)

Equity classified as obligation to purchase own shares		(37)	(39)	(54)	(5)

Retained earnings		21,231	23,742	19,604	(11)

Cumulative net income recognized directly in equity, net of tax		(8,509)	(9,011)	(9,945)	(6)

Equity attributable to UBS shareholders		45,895	48,530	43,728	(5)

Equity attributable to non-controlling interests		4,353	4,406	5,043	(1)

Total equity		50,249	52,935	48,770	(5)

Total liabilities and equity		1,259,232	1,416,962	1,314,813	(11)

325

Financial information

Consolidated financial statements

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings
Balance as of 1 January 2010 before the adoption of IAS 19R	356	34,824	(1,040)	(2)	11,910

Effect of adoption of IAS 19R1					242

Balance as of 1 January 2010 after the adoption of IAS 19R	356	34,824	(1,040)	(2)	12,152

Issuance of share capital	27

Acquisition of treasury shares			(1,574)

Disposition of treasury shares			1,960

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity[2]		(237)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(104)

Tax (expense)/benefit recognized in share premium[2]		186

Transaction costs related to share issuances, net of tax		(113)

Dividends

Equity classified as obligation to purchase own shares – movements				(52)

Preferred securities

New consolidations and other increases / (decrease)		(136)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					7,452

Balance as of 31 December 2010	383	34,393	(654)	(54)	19,604

Issuance of share capital

Acquisition of treasury shares			(2,455)

Disposition of treasury shares			1,949

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity[2]		(83)

Premium on shares issued and warrants exercised		10

Employee share and share option plans		19

Tax (expense)/benefit recognized in share premium[2]		280

Transaction costs related to share issuances, net of tax

Dividends

Equity classified as obligation to purchase own shares – movements				15

Preferred securities

New consolidations and other increases / (decrease)		(5)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					4,138

Balance as of 31 December 2011	383	34,614	(1,160)	(39)	23,742

Issuance of share capital	0

Acquisition of treasury shares			(1,398)[4]

Disposition of treasury shares			1,486

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(9)

Premium on shares issued and warrants exercised		4

Employee share and share option plans		126

Tax (expense)/benefit recognized in share premium		(457)

Transaction costs related to share issuances, net of tax

Dividends		(379)[5]

Equity classified as obligation to purchase own shares – movements				2

Preferred securities

New consolidations and other increases / (decrease)		(1)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(2,511)

Balance as of 31 December 2012	384	33,898	(1,071)	(37)	21,231

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information with regard to the adoption of IAS 19R.  2  Presentational changes have been made in 2012. The line Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity is now shown gross of tax. Previously, this line was shown net of tax. All income tax related to share premium is reported on the line Tax (expense) / benefit recognized in share premium.  3  Includes reclassifications from equity attributable to non-controlling interests to liabilities for preferred securities dividend payment obligations which were accrued in the period.  4  Net acquisitions of 5 million treasury shares (CHF 92 million) related to market making and hedging activities of the Investment Bank are presented as acquisitions.   5  Reflects the payment of CHF 0.10 per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

326

Financial information

Cumulative net income recognized directly in equity, net of tax	of which Foreign currency translation	of which Financial investments available-for-sale	of which Cash flow hedges	of which Defined benefit plans	of which Property revalua- tion surplus	Total equity attributable to UBS shareholders	Non-controlling interests	Total equity
(5,034)	(6,604)	364	1,206	0	0	41,013	7,620	48,633

(3,551)	166			(3,716)		(3,309)		(3,309)

(8,585)	(6,438)	364	1,206	(3,716)	0	37,704	7,620	45,324

						27		27

						(1,574)		(1,574)

						1,960		1,960

						(237)		(237)

						(27)		(27)

						(104)		(104)

						186		186

						(113)		(113)

						0	(305)[3]	(305)

						(52)		(52)

						0	(2,622)	(2,622)

						(136)	6	(130)

						0	(264)	(264)

(1,360)	(731)	(607)	(143)	120		6,092	609	6,701

(9,945)	(7,169)	(243)	1,063	(3,596)	0	43,728	5,043	48,770

						0		0

						(2,455)		(2,455)

						1,949		1,949

						(83)		(83)

						10		10

						19		19

						280		280

						0		0

						0	(269)[3]	(269)

						15		15

						0	(882)	(882)

						(5)	1	(4)

						0	(47)	(47)

934	722	495	1,537	(1,820)		5,071	560	5,632

(9,011)	(6,447)	252	2,600	(5,415)	0	48,530	4,406	52,935

						0		0

						(1,398)		(1,398)

						1,486		1,486

						(9)		(9)

						4		4

						126		126

						(457)		(457)

						0		0

						(379)	(277)[3]	(656)

						2		2

						0		0

						(1)	(10)	(11)

						0	(9)	(9)

502	(511)	14	384	609	6	(2,009)	243	(1,766)

(8,509)	(6,958)	267	2,983	(4,806)	6	45,895	4,353	50,249

Financial information

Consolidated financial statements

Equity attributable to non-controlling interests
	For the year ended
CHF million	31.12.12	31.12.11	31.12.10

Preferred securities[1]

Balance at the beginning of the year	4,359	4,907	7,254

Redemptions[2]	0	(882)	(2,622)

Foreign currency translation	(48)	334	275

Balance at the end of the year	4,311	4,359	4,907

Other non-controlling interests at the end of the year	42	47	136

Total equity attributable to non-controlling interests	4,353	4,406	5,043

1  Increases and offsetting decreases due to dividend payment obligations are excluded from this table.  2  Represents nominal amount translated at the historic currency exchange rate.

	For the year ended			% change from
Number of shares	31.12.12	31.12.11	31.12.10	31.12.11

Shares issued

Balance at the beginning of the year	3,832,121,899	3,830,840,513	3,558,112,753	0

Issuance of shares	3,128,334	1,281,386	272,727,760	144

Balance at the end of the year	3,835,250,233	3,832,121,899	3,830,840,513	0

Treasury shares

Balance at the beginning of the year	84,955,551	38,892,031	37,553,872	118

Acquisitions	114,292,481	155,636,639	105,824,816	(27)

Dispositions	(111,368,431)	(109,573,119)	(104,486,657)	2

Balance at the end of the year	87,879,601	84,955,551	38,892,031	3

Conditional share capital

As of 31 December 2012, 145,510,992 additional shares (31 December 2011: 148,639,326 shares) could have been issued to fund UBS’s employee share option programs. Further conditional capital of up to 100,000,000 shares was available in connection with an arrangement with the Swiss National Bank (SNB). The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement, UBS granted warrants on shares to the SNB and these warrants become exercisable if the SNB incurs a loss on its loan to the SNB Stab-Fund.

Further on 14 April 2010, the Annual General Meeting of UBS AG (Parent Bank) shareholders approved the creation of conditional capital to a maximum amount of 380,000,000 shares for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments. These positions are shown as conditional share capital in UBS AG’s (Parent Bank) disclosure.

Financial information

Statement of cash flows1

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10

Cash flow from/(used in) operating activities

Net profit/(loss)	(2,235)	4,406	7,756

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation and impairment of property and equipment	689	761	918

Impairment of goodwill	3,030	0	0

Amortization and impairment of intangible assets	106	127	117

Credit loss expense/(recovery)	118	84	66

Share of net profits of associates	(88)	(42)	(81)

Deferred tax expense/(benefit)	294	795	(634)

Net loss/(gain) from investing activities	(507)	(996)	(531)

Net loss/(gain) from financing activities	3,717	(5,856)	1,125

Other net adjustments	6,081	3,703	15,298

Net (increase)/decrease in operating assets and liabilities:

Net due from/to banks	(7,686)	(14,569)	10,046

Reverse repurchase agreements and cash collateral on securities borrowed	102,436	(67,262)	(47,207)

Trading portfolio, net replacement values and financial assets designated at fair value	8,740	17,225	6,635

Loans/due to customers	16,011	6,068	(1,703)

Accrued income, prepaid expenses and other assets	(889)	9,648	(1,994)

Repurchase agreements, cash collateral on securities lent	(66,111)	27,116	17,588

Net cash collateral on derivative instruments	4,399	6,330	5,239

Accrued expenses, deferred income and other liabilities	(794)	(1,430)	1,246

Income taxes paid, net of refunds	(261)	(349)	(498)

Net cash flow from/(used in) operating activities	67,050	(14,241)	13,385

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(11)	(58)	(75)

Disposal of subsidiaries, associates and intangible assets[2]	41	50	307

Purchase of property and equipment	(1,118)	(1,129)	(541)

Disposal of property and equipment	202	233	242

Net (investment in)/divestment of financial investments available-for-sale	(13,946)[3]	20,281	4,164

Net cash flow from/(used in) investing activities	(14,831)	19,377	4,097

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(37,967)	15,338	4,459

Net movements in treasury shares and own equity derivative activity	(1,159)	(1,885)	(1,456)

Capital issuance	0	0	(113)

Dividends paid	(379)	0	0

Issuance of long-term debt, including financial liabilities designated at fair value	55,747	52,590	78,418

Repayment of long-term debt, including financial liabilities designated at fair value	(53,996)	(62,626)	(77,497)

Increase in non-controlling interests	0	1	6

Dividends paid to/decrease in non-controlling interests	(288)	(749)	(2,053)

Net cash flow from/(used in) financing activities	(38,041)	2,670	1,764

1  In 2012, the estimation of the effects of foreign currency translation on the statement of cash flows was refined. This change in estimate resulted in Net cash flows from/(used in) operating activities being higher by CHF 1.8 billion (recorded in Other net adjustments), from/(used in) investing activities being higher by CHF 0.5 billion, from/(used in) financing activities being higher by CHF 1.4 billion and the amounts presented under the line item Effects of exchange rate differences being lower by CHF 3.7 billion. In conjunction with this change in estimate, the presentation of amounts within Net cash flows from/(used in) operating activities has been enhanced by eliminating the estimated foreign currency effects from individual balance sheet movements presented under Net (increase)/decrease in operating assets and liabilities and reflecting these within Other net adjustments, for which comparatives have been restated.  2  Includes dividends received from associates.  3  Includes gross cash inflows from sales and maturities of CHF 8,796 million and gross cash outflows from pur-chases of CHF 7,422 million related to the Wealth Management Americas’ available-for-sale portfolio. Other net cash outflows of CHF 15,320 million almost entirely related to our multi-currency portfolio of unencumbered, high-quality, short-term assets.

Table continues on the next page.

Financial information

Consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10
Effects of exchange rate differences	(673)	(2,129)	(12,181)

Net increase/(decrease) in cash and cash equivalents	13,506	5,678	7,066

Cash and cash equivalents at the beginning of the year	85,612	79,934	72,868

Cash and cash equivalents at the end of the year	99,118	85,612	79,934

Cash and cash equivalents comprise:

Cash and balances with central banks	66,383	40,638	26,939

Money market paper[1]	4,382	3,900	17,110

Due from banks[2]	28,354	41,074	35,885

Total	99,118	85,612	79,934

Additional information

Net cash flow from/(used in) operating activities include:

Cash received as interest	14,551	16,669	17,344

Cash paid as interest	9,153	9,845	12,606

Cash received as dividends on equity investments, investment funds and associates[3]	1,430	1,343	1,395

1  Money market paper is included in the balance sheet under Trading portfolio assets (31 December 2012: CHF 2,192 million, 31 December 2011: CHF 1,783 million) and Financial investments available-for-sale (31 December 2012: CHF 2,190 million, 31 December 2011: CHF 2,117 million).  2  Includes positions recognized in the balance sheet under Due from banks (31 December 2012: CHF 15,961 million, 31 December 2011: CHF 18,733 million) and Cash collateral receivables on derivative instruments with bank counterparties (31 December 2012: CHF 12,393 million, 31 December 2011: CHF 22,341 million, refer to Note 10).  3  Includes dividends received from associates (2012: CHF 37 million, 2011: CHF 28 million, 2010: CHF 29 million) reported within cash flow from / (used in) investing activities.

Significant non-cash investing and financing activities

No significant items for 2012, 2011 and 2010.

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements of UBS (the “Financial Statements”) are described in this note. These policies have been consistently applied in all the years presented unless otherwise stated.

1) Basis of accounting

UBS AG and its subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including: advisory services, underwriting, financing, market-making, asset management and brokerage on a global level, and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged.

The Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 7 March 2013, the Financial Statements were authorized for issue by the Board of Directors. Consolidated financial statements are prepared using uniform accounting policies for similar transactions and other events. Transactions and balances between Group companies are eliminated.

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

2) Use of estimates in the preparation of the Financial Statements

In preparing the Financial Statements in conformity with IFRS, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Assessing available information and the application of judgment are necessary elements in making estimates. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Any revisions to estimates resulting from these reviews are recognized in the period in which such estimates are revised.

The following notes to the Financial Statements contain information about those areas of estimation uncertainty considered to require critical judgment in applying those accounting policies that have the most significant effect on the amounts recognized in the Financial Statements: Note 11 Allowances and provisions for credit losses; Note 17 Goodwill and intangible assets; Note 23 Provisions and contingent liabilities; Note 24 Income taxes; Note 27 Fair value of financial instruments; Note 29a Measurement categories of financial assets and financial liabilities; Note 30 Pension and other post-employment benefit plans; and Note 31 Equity participation and other compensation plans.

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

Special purpose entities

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons in order to accomplish certain narrow and well-defined objectives. Many SPEs are established as bankruptcy remote, meaning that only the assets in the SPE are available for the benefit of the investors in the SPE and such investors have no other recourse to UBS. SPEs, including trusts, are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The following circumstances may indicate a relationship in which, in substance, UBS controls and consequently consolidates the SPE:

–	the activities of the SPE are being conducted on behalf of UBS according to its specific business needs, so that UBS obtains benefits from the SPE’s operations;
–	UBS has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, through setting up an “autopilot” mechanism, UBS has delegated these decision-making powers;
–	UBS has rights to obtain the majority of the benefits of the SPE and, therefore, may be exposed to risks associated with the activities of the SPE; or

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

–	UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

SPEs that are established to facilitate clients holding investments are structures that allow one or more clients to invest in specific assets or risk and reward profiles. Typically, UBS will receive service and commission fees for the creation of the SPEs, or for its services as investment manager, custodian or in some other capacity. Some of these SPEs are single-investor or family trusts while others allow multiple investors to invest in a diversified asset base through shares, notes or certificates. The majority of UBS’s SPEs created for client investment purposes are not consolidated. However, UBS will consolidate such SPEs when a control relationship exists – for example when UBS absorbs the majority of the risks and rewards, or when UBS has unilateral liquidation rights.

SPEs used for securitization are established when UBS sells assets (for example, a portfolio of loans) to an SPE or facilitates the purchase of assets on behalf of an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the risks and rewards of the assets in the SPE. UBS does not consolidate SPEs used for securitization if it has no control over the assets and if it no longer retains any significant gain or loss exposure to the income or investment returns on the assets sold to the SPE, or the proceeds of their liquidation.

SPEs used for credit protection are established so as to transfer the credit risk on single names or portfolios, which may or may not be held by UBS, to one or more investors. UBS generally consolidates SPEs that are used for credit protection when, for instance, UBS receives funding from the SPE or has unilateral liquidation rights.

Employee benefit trusts are used in connection with share-based payment arrangements and deferred compensation schemes. Such trusts are consolidated when the substance of the relationship between UBS and the entity indicates that the entity is controlled by UBS.

UBS continuously evaluates whether triggering events require the reconsideration of consolidation decisions that were first made at inception of its involvement with any particular SPE. This is especially relevant for securitization vehicles. Triggering events are usually caused by restructuring, the vesting of potential rights and the acquisition, disposal or expiration of interests in the SPE. SPEs may be consolidated or deconsolidated depending on the facts and circumstances of any change.

Business combinations

Business combinations are accounted for using the acquisition method. As of the acquisition date, UBS recognizes the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. For each business combination, UBS measures the non-controlling interests in the acquiree (being present ownership interests providing entitlement to a proportionate share of the net assets of the acquiree in the event of liquidation) either at fair value or at their proportionate share of the acquiree’s identifiable net assets.

The cost of an acquisition is the aggregate of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity instruments issued, measured at acquisition-date fair values. Acquisition-related costs are expensed as incurred. Any contingent consideration that may be transferred by UBS is recognized at fair value at the acquisition date. If the contingent consideration is classified as an asset or liability, subsequent changes in the fair value of the contingent consideration are recognized in the income statement. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled.

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

4) Associates and jointly controlled entities

Investments in entities in which UBS has significant influence, but not control, over the financial and operating policies of the entity are classified as investments in associates and accounted for under the equity method of accounting. Normally, significant influence is indicated when UBS owns between 20% and 50% of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity). Interests in jointly controlled entities also are accounted for under the equity method of accounting. A jointly controlled entity is subject to a contractual agreement between UBS and one or more third parties, which establishes joint control over its economic activities. Interests in jointly controlled entities are classified as investments in associates on the balance sheet and for disclosure purposes.

    If the reporting date of an associate or joint venture is different to UBS’s reporting date, the most recently available financial statements of the associate or joint venture are used to apply the equity method. Adjustments are made for effects of significant transactions or events that may occur between that date and the UBS reporting date. Investments in associates and interests in jointly controlled entities are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – refer to items 20) and 29).

Financial information

Note 1 Summary of significant accounting policies (continued)

5) Recognition and derecognition of financial instruments

UBS recognizes financial instruments on its balance sheet when the Group becomes a party to the contractual provisions of the instruments. UBS acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS’s financial statements, as they are not assets of UBS.

Financial assets

UBS enters into certain transactions where it transfers financial assets recognized on its balance sheet but retains either all or a portion of the risks and rewards of the transferred financial assets. If all or substantially all risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transactions where transfers of financial assets result in UBS retaining all or substantially all risks and rewards include securities lending and repurchase transactions described under items 13) and 14). They also include transactions where financial assets are sold to a third party together with a total return swap that results in UBS retaining all or substantially all risks and rewards of the transferred assets. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all of the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the financial asset if control over the asset is surrendered. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, respectively. In transfers where control over the financial asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset. Examples of such transactions include written put options, acquired call options, or other instruments linked to the performance of the asset.

For the purposes of the Group’s disclosures of transferred financial assets, a financial asset is typically considered to have been transferred when the Group a) transfers the contractual rights to receive the cash flows of the financial asset or b) retains the contractual rights to receive the cash flows of that asset, but assumes a contractual obligation to pay the cash flows.

    Where financial assets have been pledged as collateral or in similar arrangements, they are considered to have been transferred if the counterparty has received the contractual right to the cash flows of the pledged assets, as may be evidenced, for example by the counterparty’s right to sell or re-pledge the assets. Where the counterparty to the pledged financial assets has not received the contractual right to the cash flows, the assets are considered pledged, but not transferred.

Financial liabilities

UBS derecognizes a financial liability from its balance sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability with any difference in the respective carrying amounts being recognized in the income statement.

6) Determination of fair value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction. Determination of fair value is considered a critical accounting policy for the Group and further details are disclosed in Note 27.

7) Trading portfolio assets and liabilities

Non-derivative financial assets and liabilities are classified at acquisition as held for trading and presented in the trading portfolio if they are a) acquired or incurred principally for the purpose of selling or repurchasing in the near term; or b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments which are considered derivatives in their entirety generally are presented on the balance sheet as Positive replacement values or Negative replacement values (refer to item 15)). The trading portfolio includes recognized assets and liabilities relating to propriety-, hedging- and client-related business (refer to Note 12 for more details).

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

    The Group uses settlement date accounting when recognizing assets and liabilities in the trading portfolio. From the date a purchase transaction is entered into (trade date) until settlement date, UBS recognizes any unrealized profits and losses arising from remeasuring the transaction to fair value in Net trading income. The corresponding receivable or payable is presented on

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

the balance sheet as a Positive replacement value or Negative replacement value, respectively. On settlement date, the resulting financial asset is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. From the trade date of a sales transaction, unrealized profits and losses are no longer recognized and, on settlement date, the asset is derecognized.

Trading portfolio assets transferred to external parties that do not qualify for derecognition (refer to item 5)) and where the transferee has obtained the right to sell or re-pledge the assets are classified on the UBS balance sheet as Trading portfolio assets and identified as Trading portfolio assets pledged as collateral. Such assets continue to be measured at fair value.

8) Financial assets and Financial liabilities designated at fair value through profit or loss (“Fair Value Option”)

A financial instrument may be designated at fair value through profit or loss only at inception and this designation cannot be changed subsequently. Financial assets (refer to Note 13) and financial liabilities (refer to Note 20) designated at fair value are presented on separate lines on the face of the balance sheet. There are restrictions as to when the fair value option can be applied. The conditions for applying the fair value option are met when:

–	the financial instrument is a hybrid instrument which includes an embedded derivative; or
–	the financial instrument is part of a portfolio which is risk managed on a fair value basis and reported to senior management on that basis; or
–	the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise.

UBS has used the fair value option to designate most of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives or are managed on a fair value basis. Such hybrid debt instruments predominantly include the following:

–	Credit-linked bonds or notes: linked to the performance (coupon and/or redemption amount) of single names (such as a company or a country) or a basket of reference entities
–	Equity-linked bonds or notes: linked to a single stock, a basket of stocks or an equity index
–	Rates-linked bonds or notes: linked to a reference interest rate, interest rate spread or formula

    The fair value option is applied to certain loans and loan commitments, otherwise accounted for at amortized cost, which are hedged predominantly with credit derivatives. The application of the fair value option to the loans and loan commitments reduces an accounting mismatch, as the credit derivatives are accounted for as derivative instruments at fair value through profit or loss.

In order to reduce an accounting mismatch, UBS has applied the fair value option to certain structured loans and reverse repurchase and securities borrowing agreements which are part of portfolios managed on a fair value basis.

Similarly, the fair value option is applied to assets held to hedge deferred cash-settled employee compensation awards, in order to reduce an accounting mismatch that would arise due to the liability being measured on a fair value basis.

Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income. Interest income and interest expense on financial assets and liabilities designated at fair value through profit or loss are recognized in Interest income on financial assets designated at fair value or Interest expense on financial liabilities designated at fair value, respectively (refer to Note 3).

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

Financial investments available-for-sale are recognized initially at fair value less direct transaction costs and are measured subsequently at fair value. Unrealized gains and losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. Unrealized gains before tax are presented separately from unrealized losses before tax in Note 14.

    For monetary instruments (such as debt securities), foreign exchange translation gains and losses determined by reference to the instrument’s amortized cost basis are recognized in Net trading income. Foreign exchange translation gains and losses related to other changes in fair value are recognized in Other comprehensive income. Foreign exchange translation gains and losses associated with non-monetary instruments (such as equity securities) are part of the overall fair value change of the instruments and are recognized directly in Other comprehensive income.

Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale; interest income is determined by reference to the instrument’s amortized cost basis using the effective interest rate (EIR).

Financial information

Note 1 Summary of significant accounting policies (continued)

On disposal of an investment, any related accumulated unrealized gains or losses included in Equity are transferred to the Income statement and reported in Other income; gains or losses on disposal are determined using the average cost method.

At each balance sheet date, UBS assesses whether there are indicators of impairment of an available-for-sale investment. An available-for-sale investment is impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the investment, the estimated future cash flows from the investment have decreased. A significant or prolonged decline in the fair value of an available-for-sale equity instrument below its original cost is considered objective evidence of an impairment. In the event of a significant decline in fair value below its original cost (20%) or a prolonged decline (six months), an impairment is recorded unless facts and circumstances clearly indicate that this information, on its own, is not evidence of an impairment.

For debt investments, objective evidence of impairment includes significant financial difficulty for the issuer or counterparty; default or delinquency in interest or principal payments; or probability that the borrower will enter bankruptcy or financial reorganization. If a financial investment available-for-sale is determined to be impaired, the related cumulative net unrealized loss previously recognized in Equity is included in the income statement within Other income. For equity instruments, any further loss is recognized directly in the income statement, whereas for debt instruments, any further loss is recognized in the income statement only if there is additional objective evidence of impairment. After the recognition of an impairment on a financial investment available-for-sale, increases in the fair value of equity instruments are reported in Equity and increases in the fair value of debt instruments up to amortized cost in original currency are recognized in Other income, provided that the fair value increase is related to an event occurring after the impairment loss was recorded.

UBS applies the same recognition and derecognition principles to financial assets available-for-sale as to financial instruments in the trading portfolio (refer to items 5) and 7)), except that unrealized gains and losses between trade date and settlement date are recognized in Equity rather than in the income statement.

10) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not classified as held-for-trading, not designated as at fair value through profit and loss or available-for-sale, and are not assets for which the Group may not recover substantially all of its initial net investment, other than because of a credit deterioration. Financial assets classified as loans and receivables include:

–	originated loans where funding is provided directly to the borrower; participation in a loan from another lender and purchased loans;
–	securities which are classified as loans and receivables at acquisition date, such as auction rate securities;
–	securities previously in the trading portfolio and reclassified to loans and receivables (refer to Note 29b);
–	loans such as leverage finance loans previously in the trading portfolio and reclassified to loans and receivables (refer to Note 29b).

For an overview of the accounting for financial assets classified as loans and receivables, refer to the measurement category Financial assets at amortized cost presented in Note 29.

Loans and receivables are recognized when UBS becomes a party to the contractual provisions of the instrument, which is when funding is advanced to borrowers. They are recorded initially at fair value, based on the amount provided to originate or purchase the loan or receivable, together with any transaction costs directly attributable to the acquisition. Subsequently, they are measured at amortized cost using the EIR method, less allowances for impairment (refer to item 11)).

Interest on loans and receivables is included in Interest earned on loans and advances and is recognized on an accrual basis. Up-front fees and direct costs relating to loan origination, refinancing or restructuring as well as to loan commitments are generally deferred and amortized to Interest earned on loans and advances over the life of the loan using the EIR method. Where no loan is expected to be advanced, any fees are recognized as follows:

–	For loan commitments that are not expected to result in a loan being advanced, the fees are recognized in Commission income over the commitment period.
–

For loan syndication fees where UBS does not retain a portion of the syndicated loan, or where UBS does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, fees are credited to Commission income when the services have been provided.

Presentation of receivables from central banks

Deposits with central banks which are available on demand are presented on the balance sheet as Cash and balances with central banks. All longer dated receivables with central banks are presented under Due from banks.

Financial assets reclassified to loans and receivables

When a financial asset is reclassified from held for trading to loans and receivables, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis going forward. In 2008 and 2009, UBS determined that certain financial assets classified as held for trading were no longer held for the purpose of selling or repurchasing in the near term and that the Group had the intention and ability to hold these assets for the foreseeable future, considered to be a period

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

of approximately twelve months from the reclassification. Therefore, these assets were reclassified from held for trading to loans and receivables. (Refer to Notes 12 and 29b).

Renegotiated loans

A renegotiated loan is defined as a loan that has been subject to restructuring, or for which additional collateral has been requested that was not contemplated in the original contract.

Typical key features of terms and conditions granted through renegotiation to avoid default include the provision of special interest rates, postponement of interest or amortization payments, modification of the schedule of repayments or amendment of loan maturity. There is no change in the EIR following a renegotiation.

If a loan is renegotiated with concessionary conditions (i.e. new terms and conditions are agreed which do not meet the normal market criteria for the quality of the obligor and the type of loan) the position is still classified as non-performing and is rated as being in counterparty default. It will remain so until the loan is collected or written off and will be assessed for impairment on an individual basis.

If a loan is renegotiated on a non-concessionary basis (e.g. additional collateral is provided by the client, or new terms and conditions are agreed which meet the normal market criteria, for the quality of the obligor and the type of loan), the loan will be re-rated using the Group’s regular rating scale. In these circumstances, the loan is removed from impaired status and therefore included in our collective assessment of loan loss allowances. For the purposes of measuring credit losses, within the collective loan loss assessment these loans are not segregated from other loans which have not been renegotiated. Management regularly reviews all loans to ensure that all criteria according to the loan agreement continue to be met and that future payments are likely to occur.

A restructuring of a loan could lead to a fundamental change in the terms and conditions of a loan resulting in the original loan being derecognized and a new loan being recognized. A change is considered fundamental if the present value of the contractual cash flows (as a proportion of notional) have been changed by 10% or more, or there has been a significant change in the risk profile of the instrument.

If a loan is derecognized in these circumstances, the new loan is measured at fair value at initial recognition. Any allowance taken to date against the original loan is eliminated and is not attributed to the new loan. Consequently, the new loan is not considered impaired and is included within the general collective loan assessment for the purpose of measuring credit losses.

11) Allowances and provisions for credit losses

An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due (or the equivalent value thereof) on a claim based on the original contractual terms (refer to Note 9b). A “claim”

means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, or another similar instrument. Objective evidence of impairment includes significant financial difficulty for the issuer or counterparty; default or delinquency in interest or principal payments; or probability that the borrower will enter bankruptcy or financial reorganization.

An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet. For an off-balance-sheet item, such as a commitment, a provision for credit loss is reported in Other liabilities. Changes to allowances and provisions for credit losses are recognized as a Credit loss expense.

Allowances and provisions for credit losses are evaluated at both a counterparty-specific level and collectively based on the following principles:

Counterparty-specific: A loan is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due (or the equivalent value thereof) based on the original contractual terms. Individual credit exposures are evaluated based on the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral. The estimated recoverable amount is the present value, using the claim’s original EIR, of expected future cash flows including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR. Impairment is measured and allowances for credit losses are established based on the difference between the carrying amount and the estimated recoverable amount. Upon impairment, the accrual of interest income based on the original terms of the loan is discontinued. The increase of the present value of the impaired loan due to the passage of time is reported as Interest income.

    All impaired loans are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared with prior estimates result in a change in the allowance for credit losses and are charged or credited to Credit loss expense/recovery. An allowance for impairment is reversed only when the credit quality has improved to such an extent that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim, or the equivalent value thereof. A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses or, if no allowance has been established previously, directly to Credit loss expense / recovery. Recoveries, in part or in full, of amounts previously written off are credited to Credit loss expense / recovery.

A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments

Financial information

Note 1 Summary of significant accounting policies (continued)

or the liquidation of collateral; when insolvency proceedings have commenced against the firm; or when obligations have been restructured on concessionary terms. Loans are evaluated individually for impairment when amounts have been overdue by more than 90 days, or sooner if other objective evidence indicates that a loan may be impaired.

Collectively: All loans for which no impairment is identified at a counterparty-specific level are grouped on the basis of the bank’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors, to collectively assess whether impairment exists within a portfolio. Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions of the group of financial assets on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently in the portfolio. Estimates of changes in future cash flows for the group of financial assets reflect, and are directionally consistent with, changes in related observable data from year to year. The methodology and assumptions used for estimating future cash flows for the group of financial assets are reviewed regularly to reduce any differences between loss estimated and actual loss experience. Allowances from collective assessment of impairment are recognized as Credit loss expense / recovery and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms. If objective evidence becomes available that indicates that an individual financial asset is impaired, it is removed from the group of financial assets assessed for impairment on a collective basis and is assessed separately as a counterparty-specific claim.

    Reclassified securities and acquired securities carried at amortized cost: Estimated cash flows associated with financial assets reclassified from the held for trading category to loans and receivables in accordance with the requirements in item 10) above and other similar assets acquired subsequently, are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in the income statement as Credit loss expense. For reclassified securities, increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the EIR on the loan from the date of change (refer to Notes 12 and 29b).

12) Securitization structures set up by UBS

UBS securitizes certain financial assets, mostly in the form of sales of these assets to special purpose entities which issue securities to investors. UBS applies the policies set out in item 3) in determining whether the respective special purpose entity must be consolidated and those set out in item 5) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to transfers of financial assets which qualify for derecognition.

Gains or losses related to the sale of financial assets involving a securitization are generally recognized when the derecognition criteria are satisfied and the gain or loss is classified in Net trading income.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and are carried at fair value. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in item 15) apply.

UBS acts as structurer and placement agent in various mortgage-backed securities (MBS) and other asset-backed securities (ABS) securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of clients during the period prior to securitization. UBS then typically sells the collateral into designated trusts upon closing of the securitization. In other securitizations, UBS may only provide financing to a designated trust in order to fund the purchase of collateral by the trust prior to securitization. UBS underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained interests, but for some interests substantially no observable information is available.

13) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically borrows or lends equity and debt securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors on a daily basis the market value of the securities received or delivered and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent) and cash collateral delivered is derecognized and a corresponding receivable reflecting UBS’s right to receive it back is recorded (Cash collateral on securities borrowed). The securities which have been transferred

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

are not recognized on or derecognized from the balance sheet unless the risks and rewards of ownership are also transferred (refer to item 5)). In those transactions where UBS transfers owned securities and where the borrower is granted the right to sell or re-pledge the transferred securities, the securities are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral. Securities received in a borrowing transaction are disclosed as off-balance-sheet items if UBS has the right to resell or re-pledge them, with additional disclosure for securities that UBS has actually re-sold or re-pledged (refer to Note 28). The sale of securities which is settled by delivering securities received in a borrowing or lending transaction generally triggers the recognition of a trading liability (short sale). Where securities are either received or paid in lieu of cash (“securities for securities” transactions), neither the securities received (paid) nor the obligation to return (right to receive) the securities are recognized on the balance sheet.

Interest receivable or payable for financing transactions is recognized in the income statement on an accrual basis and is recorded as Interest income or Interest expense.

14) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are treated as collateralized financing transactions. Nearly all reverse repurchase and repurchase agreements involve debt instruments, such as bonds, notes or money market paper. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors on a daily basis the market value of the securities received or delivered and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

    In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive the cash back. In a repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are transferred. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or re-pledge them, the securities are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral. Securities received in reverse repurchase agreements are disclosed as off-balance-sheet items if UBS has the right to resell or re-pledge them, with additional disclosure for securities that UBS has actually resold or re-pledged (refer to Note 28). Additionally, the sale of securities which is settled by delivering securities received in reverse repurchase transactions generally triggers the recognition of a trading liability (short sale).

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.

The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and Central Securities Depository (CSD) in accordance with the relevant accounting requirements.

15) Derivative instruments and hedge accounting

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are remeasured subsequently to fair value. The method of recognizing fair value gains or losses depends on whether derivatives are held for trading or are designated and effective as hedging instruments. If designated as hedging instruments, the method of recognizing gains or losses depends on the nature of the risk being hedged.

Derivative instruments are generally reported on the balance sheet as Positive replacement values or Negative replacement values. Derivative instruments that trade on an exchange or through a clearing house are generally classified as Cash collateral receivables on derivative instruments or Cash collateral payables on derivative instruments. They are not classified within replacement values because the change in fair value of these instruments is settled each day through the cash payment of variation margin. Products that receive this treatment are futures contracts, 100% daily margined exchange traded options, interest rate swaps transacted with the London Clearing House and certain credit derivative contracts. Changes in the fair values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

Hedge accounting

The Group uses derivative instruments as part of its asset and liability management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria specified below, they may be designated as hedging instruments in hedges of the change in fair value of recognized assets or liabilities (“fair value hedges”); hedges of the variability in future cash flows attributable to a recognized asset or liability, or highly probable forecast transactions (“cash flow hedges”); or hedges of a net investment in a foreign operation (“net investment hedges”).

At the time a financial instrument is designated in a hedge relationship, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing

Financial information

Note 1 Summary of significant accounting policies (continued)

basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with the designated risk of the hedged items. A hedge is considered highly effective if the following criteria are met: a) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and b) actual results of the hedge are within a range of 80% to 125%. In the case of hedging forecast transactions, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. The Group discontinues hedge accounting voluntarily, or when the Group determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when forecast transactions are no longer deemed highly probable.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes (or expected changes) in the present value of future cash flows of the hedged item. Such ineffectiveness is recorded in current period earnings in Net trading income. Interest income and expense on derivatives designated as hedging instruments in effective hedge relationships is included in Net interest income.

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the carrying value of the hedged item. If the hedge accounting relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”) is amortized to the income statement over the remaining term of the original hedge accounting relationship.

    For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected within Other assets or Other liabilities. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the amount included in Other assets or Other liabilities is amortized to the income statement over the remaining term to maturity of the hedged items.

Cash flow hedges

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to profit or loss.

If a cash flow hedge for forecasted transactions is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Equity remain there until the committed or forecasted transactions occur. If the forecasted transactions are no longer expected to occur, the deferred gains or losses are reclassified immediately to profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. On loss of control of the foreign operation, the cumulative value of any such gains or losses associated with the entity and recognized directly in Equity, is reclassified to the income statement.

Economic hedges which do not qualify for hedge accounting

Derivative instruments which are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes (i.e. realized and unrealized gains and losses are recognized in Net trading income), except for the forward points on short duration foreign exchange contracts, which are reported in Net interest income. Refer to Note 25 for more information on “economic hedges”.

Embedded derivatives

Derivatives may be embedded in other financial instruments (“host contracts”); for instance, the conversion feature embedded in a convertible bond. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. An embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss, if a) the host contract is not carried at fair value with changes in fair value reported in the income statement, b) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and c) the terms of the embedded derivative would meet the definition of a stand-alone derivative were they contained in a separate contract. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 28 in the “Held for trading” category, reflecting the measurement and recognition principles applied.

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Typically, UBS applies the fair value option to hybrid instruments (refer to item 8), in which case bifurcation of an embedded derivative component is not required.

16) Loan commitments

Loan commitments are defined amounts (unutilized credit lines or undrawn portions of credit lines) against which clients can borrow money under defined terms and conditions.

Loan commitments that can be cancelled by UBS at any time (without giving a reason) according to their general terms and conditions, are not recognized on the balance sheet and are not included in the off-balance-sheet disclosures. Upon a loan drawdown by the counterparty, the amount of the loan is accounted for in accordance with Loans and receivables (refer to item 10)).

Irrevocable loan commitments (where UBS has no right to withdraw the loan commitment once communicated to the beneficiary, or which are revocable only due to automatic cancellation upon deterioration in a borrower’s creditworthiness) are classified into the following categories:

–

Derivative loan commitments, being loan commitments that can be settled net in cash or by delivering or issuing another financial instrument, or loan commitments for which there is evidence of selling loans resulting from similar loan commitments before or shortly after origination (refer to item 15)).

–	Loan commitments designated at fair value through profit and loss (“Fair value option”) (refer to item 8)).
–

All other loan commitments. These are not recorded in the balance sheet, but a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made. Other loan commitments include irrevocable forward starting reverse repurchase and irrevocable securities borrowing agreements. Any change in the liability relating to these other loan commitments is recorded in the income statement in Credit loss expense / recovery. (Refer to items 11) and 27))

17) Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. UBS issues such financial guarantees to banks, financial institutions and other parties on behalf of clients to secure loans, overdrafts and other banking facilities.

    Certain written financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss (refer to item 8)). Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement in Credit loss expense / recovery.

18) Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less including cash, money market paper and balances with central and other banks.

19) Physical commodities

Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and recognized within Trading portfolio assets. Changes in fair value less costs to sell are recorded in Net trading income.

20) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT hardware, externally purchased and internally developed software and communication and other similar equipment. With the exception of investment properties, Property and equipment is carried at cost, less accumulated depreciation and impairment losses, and is reviewed periodically for impairment.

Classification of own-used property

Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and/or for capital appreciation. Where a property of the Group includes an own-used portion and an investment portion which can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used unless the portion used by the Group is minor. The classification of property is reviewed on a regular basis. When the use of a property changes from own-used to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in profit or loss to the extent that it reverses a previous impairment loss on the specific property, with any remaining gain recognized in other comprehensive income and presented in the revaluation reserve in equity. Any loss is recognized immediately in profit or loss. When an investment property is reclassified as own-used property, its fair value at the date of reclassification becomes its cost basis for subsequent measurement purposes.

Investment property

Investment property is carried at fair value with changes in fair value recognized in the income statement in Other income in the

Financial information

Note 1 Summary of significant accounting policies (continued)

period of change. UBS uses internal or external real estate experts to determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs required to bring a leased property back into its original condition at the end of the lease is capitalized as part of total leasehold improvements with a corresponding liability recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful lives and the liability is relieved as cash payments are applied.

Property held for sale

Where UBS has decided to sell non-current assets such as property or equipment and the sale of these assets is highly probable to happen within twelve months, these assets are classified as non-current assets held for sale and are reclassified to Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less cost to sell.

Software

Software development costs are recognized only when the costs can be measured reliably and it is probable that future economic benefits will arise. Internally generated software that meets these criteria is classified within IT hardware, software and communication assets, together with purchased software.

Estimated useful life of property and equipment

Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 67 years

Leasehold improvements	Residual lease term

Other machines and equipment	Not exceeding 10 years

IT hardware, software and communication equipment	Not exceeding 5 years

21) Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized; it is tested annually for impairment and, additionally, when an indication of impairment exists at the end of each reporting period. For goodwill impairment testing purposes, UBS considers the segments reported in Note 2a as separate cash-generating units, since this is the level at which the performance of investments is reviewed and assessed by management. The recoverable amount of a segment is determined on the basis of its value in use. Refer to Note 17 for details.

Intangible assets comprise separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. In nearly all cases, identified intangible assets have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Intangible assets are classified into two categories: a) infrastructure, and b) customer relationships, contractual rights and other. Infrastructure consists of a branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Client relationships, contractual rights and other includes mainly intangible assets for client relationships, non-compete agreements, favorable contracts, trademarks and trade names acquired in business combinations.

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

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Current and deferred taxes are recognized as income tax benefit or expense in the income statement except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for unrealized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, for remeasurements of defined benefit plans, and for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards, and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (point (i)) are considered when determining goodwill. Amounts relating to points (ii), (iii) and (iv) are recorded in Net income recognized directly in equity.

23) Debt issued

Debt issued is carried at amortized cost. In cases where, as part of the Group’s asset and liability management activity, fair value hedge accounting is applied to fixed-rate debt instruments carried at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure – refer to item 15) for further details on hedge accounting. In most cases, structured notes issued are designated at fair value through profit or loss using the fair value option, on the basis that they are managed on a fair value basis and / or that the structured notes contain an embedded derivative – refer to item 8) for further details on the fair value option. The fair value option is not applied to certain structured notes that contain embedded derivatives that reference foreign exchange rates and precious metal prices. For these instruments, the embedded derivative component is measured on a fair value basis and the related underlying debt host component is measured on an amortized cost basis, with both components presented together within Debt issued.

Debt issued and subsequently repurchased in relation to market making or other activities is treated as redeemed. A gain or loss on redemption is recorded in Other income depending on whether the repurchase price of the bond is lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt. Interest expense on debt instruments measured at amortized cost is included in Interest on debt issued. Refer to Note 21 for further details on debt issued.

24) Pension and other post-employment benefit plans

UBS sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits such as medical and life insurance benefits that are payable after the completion of employment.

Defined benefit pension plans

Defined benefit pension plans specify an amount of benefit that an employee will receive, which is usually dependent on one or more factors such as age, years of service and compensation.

The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets at the balance sheet date. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the measurement of the resulting defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, past service cost. These amounts, which take into account the specific features of each plan including risk sharing between the employee and employer, are calculated periodically by independent qualified actuaries. Further information on the plans and the principal actuarial assumptions used are set out in Note 30.

Defined contribution plans

A defined contribution plan is a pension plan under which UBS pays fixed contributions into a separate entity from which post-employment and other benefits are paid. UBS has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. UBS’s contributions are expensed when the employees have rendered services in exchange for such contributions; this is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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

    Awards that do not require the employee to provide future service to become entitled to the award, such as those granted to retirement eligible employees, including those employees who meet full career retirement criteria, are considered vested at the grant date. Compensation expense is fully recognized on the

Financial information

Note 1 Summary of significant accounting policies (continued)

grant date, or in a period prior to the grant date if it is attributable to past service, and the amount of the award can be reasonably and reliably estimated. Such awards remain forfeitable until the legal vesting date if certain conditions are not met. Where no future service is required, forfeiture events occurring after the grant date do not result in a reversal of compensation expense because the related services have been received.

Plans requiring future service have either a tiered vesting structure, which vest in increments over a specified period or a cliff vesting structure, which vest at the end of a specified period. Compensation expense is recognized over the service period on a tiered basis for awards that have a tiered vesting structure and on a straight-line basis for awards with a cliff vesting structure. Plans may contain provisions that shorten the required service period due to achievement of retirement eligibility or upon termination due to redundancy. In such instances, compensation expense is recognized over the period from grant date to the retirement eligibility or redundancy date. Forfeiture of these awards that occurs during the service period results in a reversal of compensation expense.

Awards settled in UBS shares or options are classified as equity instruments. The fair value of an equity-settled award is determined at the date of grant and is not subsequently remeasured, unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately.

Cash-settled awards are classified as liabilities and are remeasured to fair value at each balance sheet date as long as the award is outstanding. Changes in fair value are reflected in compensation expense and, on a cumulative basis, no compensation expense is recognized for awards that expire worthless or remain unexercised.

Details of the determination of fair value for equity participation plans are disclosed in Note 31.

Other compensation plans

UBS has established other fixed and variable deferred compensation plans, the values of which are not linked to UBS’s own equity. Deferred cash compensation plans are either mandatory or discretionary plans and include awards based on a notional cash amount, where ultimate payout is fixed or may vary based on achievement of performance conditions. Compensation expense is recognized over the period that the employee is required to provide services in order to earn the award. If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. The amount recognized during the service period is based on an estimate of the amount expected to be paid out under the plan, such that cumulative expense recognized ultimately equals the cash distributed to employees. For awards in the form of alternative investment vehicles or similar structures, which provide employees with a payout based on the value of specified underlying assets, the initial value is based on the fair value on the grant date of the underlying assets (e.g. money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds). This initial value is recognized over the period that the employee provides service to become entitled to the award. These awards are remeasured to fair value at each reporting date until the award is distributed. Changes in fair value, including increases and decreases in value, are recognized proportionate to the elapsed service period. Forfeiture of these awards results in the reversal of compensation expense.

è	Refer to “Note 31 Equity participation and other compensation plans” for more information

26) Amounts due under unit-linked investment contracts

Financial liabilities from unit-linked investment contracts are presented as Other liabilities on the balance sheet (refer to Note 22). These contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets (refer to Note 12).

27) Provisions

Provisions are liabilities of uncertain timing or amount, and are recognized when UBS has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The majority of UBS’s provisions relate to litigation, regulatory and similar matters, restructuring costs, employee benefits, real estate and loan commitments and guarantees. Provisions that are similar in nature are aggregated to form a class, while the remaining provisions, including those of less significant amounts, are presented under Other provisions. Provisions are presented separately on the balance sheet and, when they are no longer uncertain in timing or amount, are reclassified to Other liabilities-Other (refer to Note 22).

The Group recognizes provisions for litigation, regulatory and similar matters when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

    Restructuring provisions are recognized when a detailed and formal restructuring plan has been approved and a valid expectation has been raised that the restructuring will be carried out, either through commencement of the plan or announcements to affected employees.

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Provisions are recognized for lease contracts if the unavoidable costs of a contract exceed the benefits expected to be received under it (onerous lease contracts). For example, this may occur when a significant portion of leased property is expected to be vacant for an extended period.

Provisions for employee benefits are recognized mainly in respect of service anniversaries and sabbatical leave.

Provisions are recognized at the best estimate of the consideration required to settle the present obligation at the balance sheet date. Such estimates are based on all available information and are revised over time as more information becomes available. If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to settle or discharge the obligation, using a rate that reflects the current market assessments of the time value of money and the risks specific to the obligation.

A provision is not recognized when UBS has a present obligation that has arisen from past events but it is not probable that an outflow of resources will be required to settle it, or a sufficiently reliable estimate of the amount of the obligation cannot be made. Instead, a contingent liability is disclosed. Contingent liabilities are also disclosed for possible obligations that arise from past events whose existence will be confirmed only by uncertain future events not wholly within the control of UBS (refer to Note 23).

28) Equity, treasury shares and contracts on UBS AG shares

Transaction costs related to share issuances

Incremental transaction costs directly attributable to the issue of new shares or contracts with mandatory gross physical settlement classified as equity instruments are recognized in and deducted from Equity as “Transaction costs related to share issuances, net of tax”.

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

Net cash settlement contracts

Contracts on UBS AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option which includes a choice of settling net in cash, are classified as held for trading, with changes in fair value reported in the income statement as Net trading income.

Contracts with mandatory gross physical settlement

UBS issues contracts with mandatory gross physical settlement in UBS AG shares where a fixed amount of shares is exchanged against a fixed amount of cash or another financial asset.

Written put options and forward share purchase contracts with gross physical settlement, including contracts where gross physical settlement is a settlement alternative, result in the recognition of a financial liability booked against Equity. The financial liability is subsequently accreted, using the EIR method, over the life of the contract to the nominal purchase obligation with the amount recognized in Interest expense. Upon settlement of the contract, the liability is derecognized against the consideration paid, and the amount of equity originally recognized as a liability is reclassified within Equity to Treasury shares. The premium received for writing such put options is recognized directly in Share premium. All other contracts with mandatory gross physical settlement in UBS AG shares are presented in Equity as Share premium and accounted for at cost, which is added to or deducted from Equity as appropriate. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) is reported as Share premium.

Trust preferred securities issued

UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt or equity issued by UBS AG. UBS AG has fully and unconditionally guaranteed all contractual payments on these securities. UBS’s obligations under these guarantees are subordinated to the full prior payment of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are held by third parties and treated as non-controlling interests in UBS’s consolidated financial statements. Once a coupon payment becomes mandatory, i.e., when it is triggered by a contractually defined event, the full dividend payment obligation on these trust preferred securities issued is reclassified from Equity to a corresponding liability. In the income statement the full dividend payment is reclassified from Net profit attributable to UBS shareholders to Net profit attributable to non-controlling interests at that time.

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

Financial information

Note 1 Summary of significant accounting policies (continued)

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

UBS classifies individual non-current assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a plan to sell such assets and must be actively looking for a buyer. Furthermore, the assets must be actively marketed at a reasonable sales price in relation to their fair value and the sale must be expected to be completed within one year. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and are presented in Other assets and Other liabilities. Non-current assets and liabilities of subsidiaries are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

30) Leasing

UBS enters into lease contracts, or contracts that include lease components, predominantly of premises and equipment, primarily as lessee. Leases that transfer substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. All other leases are classified as operating leases.

Assets leased pursuant to finance leases are recognized on the balance sheet in Property and equipment and are amortized over the lesser of the useful life of the asset or the lease term, with corresponding amounts payable included in Due to banks / customers. Finance charges payable are recognized in Net interest income over the period of the lease based on the interest rate implicit in the lease on the basis of a constant yield.

    Lease contracts classified as operating leases where UBS is the lessee are disclosed in Note 26. These contracts include non-cancellable long-term leases of office buildings in most UBS locations. Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences with control of the physical use of the property. Lease incentives are treated as a reduction of rental expense and are recognized on a consistent basis over the lease term.

Certain arrangements do not take the legal form of a lease but convey a right to use an asset in return for a payment or series of payments. For such arrangements, UBS determines at the inception of the arrangement whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and, if so, the arrangement is accounted for as a lease.

31) Fee income

UBS earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time (for example, investment fund fees, portfolio management and advisory fees) and fees earned from providing transaction-type services (for example, underwriting fees, corporate finance fees and brokerage fees). Fees earned from services that are provided over a certain period of time are recognized ratably over the service period, with the exception of performance-linked fees or fee components with specific performance criteria. Such fees are recognized when the performance criteria are fulfilled and when collectability is reasonably assured. Fees earned from providing transaction-type services are recognized when the service has been completed.

Loan commitment fees on lending arrangements, where there is an initial expectation that the facility will be drawn down, are deferred until the loan is drawn down and are then recognized as an adjustment to the effective yield over the life of the loan. If the commitment expires and the loan is not drawn down, the fees are recognized as revenue when the commitment expires. Where the initial expectation that the facility will be drawn down is remote, the loan commitment fees are recognized on a straight line basis over the commitment period. If, subsequently, the commitment is actually exercised, the unamortized component of the loan commitment fees are amortized as an adjustment to the effective yield over the life of the loan.

32) Foreign currency translation

Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities denominated in foreign currency are translated to the functional currency using the closing exchange rate. Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Foreign exchange differences on financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired, with the exception of translation differences on the amortized cost of monetary financial investments available-for-sale which are reported in Net trading income, along with all other foreign exchange differences on monetary assets and liabilities.

    Upon consolidation, assets and liabilities of foreign operations are translated into Swiss francs (CHF) – UBS’s presentation currency – at the closing exchange rate on the balance sheet date, and income and expense items are translated at the average rate for the period. The resulting foreign exchange differences are recognized directly in Foreign currency translation within Equity.

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

When a foreign operation is disposed of such that control, significant influence or joint control is lost, or the operation is liquidated, the cumulative amount in Foreign currency translation within Equity related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When UBS disposes of a portion of its interest in a subsidiary that includes a foreign operation but retains control, the related portion of the cumulative currency translation balance is reclassified to Non-controlling interests. When UBS disposes of a portion of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the related portion of the cumulative currency translation balance is reclassified to profit or loss.

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

34) Segment reporting

UBS’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its components, reflect the management structure of the Group. Additionally, Legacy Portfolio and Core Functions are disclosed separately under the Corporate Center. Legacy Portfolio meets the definition of an operating segment and is disclosed as a reportable segment. Financial information about the five business divisions and the Corporate Center (with its components) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

Fee arrangements between the Corporate Center – Core Functions and the reportable segments are adjusted on a periodic basis and differences may arise between actual costs incurred and amounts recharged. These differences, together with own credit gains and losses on financial liabilities designated at fair value which are excluded from the measurement of performance of the business divisions, are considered reconciling differences to UBS Group results and are reported collectively under Corporate Center – Core Functions. To increase transparency, the costs from Corporate Center – Core Functions are allocated to the direct cost lines of personnel expenses, general and administrative expenses and depreciation in the respective reportable segment income statements, based on internally determined allocation bases. UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship.

Net interest income is allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity.

In line with internal management reporting, segment assets are reported without intercompany balances on a third-party view basis. Refer to Note 2a for further details. For the purpose of segment reporting under IFRS 8, the non-current assets consist of investments in associates and joint ventures, goodwill, other intangible assets and plant, property and equipment.

35) Netting

UBS nets financial assets and liabilities on its balance sheet if it has a currently enforceable legal right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include, for example, OTC interest rate swaps transacted with the London Clearing House, netted by currency and across maturity dates, repurchase and reverse repurchase transactions entered into with the both the London Clearing House and the Fixed Income Clearing Corporation, netted by counterparty, currency, central securities depository and maturity, as well as transactions with various other counterparties, exchanges and clearinghouses.

Financial information

Note 1 Summary of significant accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

Effective in 2012

IAS 19 (revised) Employee Benefits

In June 2011, the IASB issued revisions to IAS 19 Employee Benefits (“IAS 19R” or “the revised standard”). During 2012, UBS adopted IAS 19R retrospectively in accordance with the transitional provisions set out in the standard. The revised standard introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method”, under which the recognition of actuarial gains and losses was deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the balance sheet, with changes resulting from remeasurements recognized immediately in other comprehensive income. The measurement of the defined benefit obligation takes into account risk sharing features, such as those within our Swiss pension plan. In addition, IAS 19R requires net interest expense / income to be calculated as the product of the net defined benefit liability / asset and the discount rate as determined at the beginning of the year. The effect of this is to remove the previous concept of recognizing an expected return on plan assets. The revised standard also enhances the disclosure requirements for defined benefit plans, requiring more information about the characteristics of such plans and the risks to which entities are exposed through participation in those plans, as set out in Note 30.

The opening balance sheet as of 1 January 2010 and the comparative figures have been presented as if IAS 19R had always been applied. The effect of adoption on prior periods is shown in the tables below. Had UBS not adopted IAS 19R, total equity would have been higher by CHF 3,948 million as of 31 December 2012, the amounts in other comprehensive income would not have been recognized, and for the year ended 31 December 2012 profit before tax would have been CHF 320 million lower and basic and diluted earnings per share would have been CHF 0.08 lower.

Effect on total comprehensive income
	Effect on the income statement			Effect on other comprehensive income
CHF million	Personnel expenses	Tax expense / (benefit)	Net profit / (loss)	Gains /(losses) on defined benefit plans, before tax	Income tax relating to gains /losses on defined benefit plans	Foreign currency translation movements, before tax	Income tax relating to foreign currency translation movements	Other comprehensive income	Total comprehensive income
Amount previously reported for the year 2010	16,920	(381)	7,838	0	0	(951)	121	(1,354)	6,484

Change in reported figures for the year	111	(29)	(82)	124	(3)	211	(33)	299	217

Restated amount for the year 2010	17,031	(409)	7,756	124	(3)	(740)	88	(1,055)	6,701

Amount previously reported for the year 2011	15,591	923	4,427	0	0	995	(6)	3,030	7,457

Change in reported figures for the year	43	(22)	(21)	(2,141)	321	(10)	26	(1,804)	(1,825)

Restated amount for the year 2011	15,634	901	4,406	(2,141)	321	985	20	1,226	5,632

Effect on earnings per share
	Basic earnings per share			Diluted earnings per share
CHF	As originally reported	Effect on basic earnings per share	Restated basic earnings per share	As originally reported	Effect on diluted earnings per share	Restated diluted earnings per share
For the year ended 31 December 2010	1.99	(0.02)	1.97	1.96	(0.02)	1.94

For the year ended 31 December 2011	1.10	0.00	1.10	1.08	0.00	1.08

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Effect on the balance sheet
CHF million	Other assets	Deferred tax assets	Other liabilities[1]	Total equity
Balance previously reported as of 31 December 2009 / 1 January 2010	23,682	8,868	69,943	48,633

Cumulative effect for prior periods	(3,040)	741	1,010	(3,309)

Restated balance as of 31 December 2009 / 1 January 2010	20,642	9,609	70,954	45,324

Balance previously reported as of 31 December 2010	22,681	9,522	62,015	51,863

Cumulative effect for prior periods	(3,040)	741	1,010	(3,309)

Change in reported figures for the year	(134)	(1)	(352)	217

Restated balance as of 31 December 2010	19,506	10,262	62,674	48,770

Balance previously reported as of 31 December 2011	12,465	8,526	60,066	57,852

Cumulative effect for prior periods	(3,174)	740	658	(3,092)

Change in reported figures for the year	(126)	361	2,060	(1,825)

Restated balance as of 31 December 2011	9,165	9,627	62,784	52,935

1 “Balances previously reported” differ from those originally published in annual reports as provisions are now separately presented on the balance sheet and no longer as part of other liabilities.

Effect on personnel expense by business division and Corporate Center[1]
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center	UBS Group
Amount previously reported for the year 2010	3,153	4,225	6,623	1,096	1,625	197	16,920

Change in reported figures for the year	75	(9)	(18)	1	62	0	111

Restated amount for the year 2010	3,228	4,216	6,605	1,097	1,687	197	17,031

Amount previously reported for the year 2011	3,258	3,840	5,740	955	1,666	132	15,591

Change in reported figures for the year	43	(10)	(24)	(2)	35	0	43

Restated amount for the year 2011	3,300	3,830	5,716	954	1,702	132	15,634

1 “Amounts previously reported” differ from those originally published in annual reports (for example due to organizational changes) as provisions are now separately presented on the balance sheet and no longer as part of Other liabilities.

Amendments to IFRS 7 Financial instruments: Disclosures

In October 2010, the IASB issued revised IFRS 7 Financial Instruments: Disclosures to provide additional disclosures regarding transfers of financial assets, including those transfers in which an entity retains a continuing interest in the transferred asset(s) at the reporting date. The amendments are intended to allow users of financial statements to improve their understanding of transfer transactions of financial assets, including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The effective date for mandatory adoption is for annual periods beginning on or after July 2011, with early adoption permitted.

UBS adopted the revisions to IFRS 7 as of 1 January 2012 in accordance with the transitional provisions set out in the standard, and these disclosures are reflected in Note 28 of the financial statements. In conjunction with the implementation of the revised standard, the Group has refined its definition of the term “transfer” for disclosure purposes to exclude pledges and similar arrangements where the counterparty does not receive rights to sell or re-pledge the financial asset. As a result, the comparative 2011 figures have been restated for transferred financial assets in Note 28b from CHF 118.5 billion to CHF 39.9 billion.

In Notes 28a and 28d, we have modified our presentation of pledged assets in order to differentiate those which are executed in association with liabilities and contingent liabilities and those that are not. Additionally, financial assets held by the Group and reserved for purposes of securing liquidity facilities from central banks, but which are not associated with existing liabilities or contingent liabilities, have been excluded from pledged financial assets in Note 28a and 28d. As a result, the comparative figures presented in Note 28a have been restated downwards by CHF 31 billion and the comparative figures in Note 28d have been restated downwards by CHF 6 billion.

Annual Improvements to IFRSs 2009–2011

In May 2012, the IASB issued six amendments to five IFRS as part of its annual improvements project. Of these amendments, the amendment to IAS 1 clarifies the requirements for the presentation

Financial information

Note 1 Summary of significant accounting policies (continued)

of comparative information when an entity presents an additional comparative period. The Group has adopted the amendment to IAS 1 in 2012, ahead of its mandatory effective date of 1 January 2013 in accordance with the transitional provisions of the standard. Accordingly, due to the adoption of IAS 19R on a retrospective basis, UBS has presented an additional comparative period for the balance sheet as at the beginning of 2011, but there is no information in the notes to the balance sheet for this additional comparative period.

The remaining amendments will be adopted as of 1 January 2013. These amendments are not expected to have a material effect on the financial statements.

Amendments to IAS 12 Income Taxes

In December 2010, the IASB issued amendments to IAS 12 Income Taxes which incorporate the principles of previous guidance in the now withdrawn SIC Interpretation 21 Income Taxes – Recovery of Revalued Non-Depreciable Assets.

IAS 12 generally requires an entity to measure the deferred tax related to assets reflecting the tax consequences that would follow from the manner in which the entity expects to recover their carrying amount (e.g. sale or use). However, under the amendments, there is a rebuttable presumption that investment property will be recovered through sale. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model.

The amendments are effective for annual periods beginning on or after 1 January 2012, with early adoption permitted. UBS adopted the amendments effective 1 January 2012 in accordance with the transitional provisions of the standard. The adoption did not have a material impact on the financial statements.

Interests in non-consolidated funds

In 2012, UBS changed its accounting policy for the recognition of foreign currency translation gains and losses arising from certain financial investments available-for-sale. All investments in funds that are considered debt instruments under the requirements of IAS 32 are now treated as monetary items and foreign currency translation gains and losses on such investments are recorded in the income statement, rather than in other comprehensive income as would be the case for non-monetary items. This revised accounting policy is considered more relevant as it aligns the definition of debt instruments in IAS 32 with the definition of monetary items in IAS 21. The change in accounting policy was applied retrospectively and due to the prior application of fair value hedges of foreign currency risk, had no effect on prior period amounts.

Changes to reporting segments

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank’s two reportable segments – Wealth Management and Retail & Corporate – became separate business divisions at the start of 2012. As these new business divisions were already considered separate reportable segments, no adjustments were required to segmental results.

Investment Bank

On 30 December 2011, a portfolio of legacy positions was transferred from the Investment Bank to the Corporate Center. Commencing in the first quarter of 2012, this portfolio, together with the option to buy the equity of the SNB StabFund, has been considered a separate reportable segment within the Corporate Center and designated as the Legacy Portfolio. Prior periods have been restated.

In conjunction with the accelerated implementation of UBS’s strategy announced in October 2012, the Asset Liability Management unit was transferred from the Investment Bank to Group Treasury within the Corporate Center in the fourth quarter of 2012. Prior periods have been restated to reflect this transfer, and profit and loss amounts associated with the ongoing business activities of Asset Liability Management have been fully allocated back to the Investment Bank.

Own credit

Effective 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.

Group Treasury managed assets

In 2012, management changed the methodology used to allocate certain financial assets and their corresponding costs managed by Group Treasury. Prior periods were not restated for this change and the impact from the change in cost allocation methodology was not material to the reporting segment results.

Centralization of operations units in the Corporate Center

In 2012, operations units from the business divisions were centralized in the Corporate Center as part of UBS’s ongoing efforts to improve our operational effectiveness and heighten our cost efficiency across the firm. Prior to this centralization, charges for operations support provided from one division to another were shown in the respective division’s income statement as services to / from other business divisions without any allocation of the related headcount. With effect from 1 July 2012 on a prospective basis, charges from the centralized operations units have been allocated to the business divisions and shown in the respective expense lines of the reportable segments and the related head-count has been allocated to the business divisions. Prior to the transfer to the Corporate Center, Retail & Corporate operations

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

staff provided significant support to other business divisions in Switzerland. Accordingly, the transfer had the effect of increasing personnel and non-personnel expenses as well as decreasing charges for services from other business divisions at Wealth Management, the Investment Bank and Global Asset Management, and of decreasing personnel and non-personnel expenses as well as income from services provided to other divisions at Retail & Corporate. As a result of the centralization, as of 1 July 2012, allocations of personnel increased by approximately 800 in Wealth Management, 250 in the Investment Bank and 50 in Global Asset Management, with a corresponding decrease of 1,100 in Retail & Corporate.

c) International Financial Reporting Standards and Interpretations to be adopted in 2013 and later

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

In December 2011, the IASB issued amendments to IFRS 9 Financial Instruments that defer the mandatory effective date from 1 January 2013 to 1 January 2015. The amendments also provide relief from the requirement to restate comparative information for the effect of applying IFRS 9. Early adoption of IFRS 9 is still permitted.

    In 2012, the IASB issued additional exposure drafts, amending IFRS 9 for hedge accounting and proposing extensive changes to the classification and measurement model described including the introduction of a new measurement category for financial assets that are managed both in order to collect contractual cash flows and for sale. This new measurement category will require the asset to be measured at fair value, with fair value changes being recognized in OCI. Additionally, the amendments propose that entities may early adopt the own credit risk guidance discussed above.

UBS is currently assessing the impact of the new standard and the related proposed amendments on the financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes a single control-based model for assessing whether one entity should consolidate another. IFRS 10 applies to all types of entities and will replace SIC-12 Consolidation – Special Purpose Entities, and portions of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is based on the existing principle that an entity should consolidate all other entities that it controls. The definition of control in IFRS 10 focuses on the presence of power, exposure to variable returns and the ability to utilize power to affect an entity’s own returns. The determination of control is based on current facts and circumstances and is continuously assessed. IFRS 10 provides additional guidance to assist in the determination of control in circumstances in which this assessment is difficult to make. For example, IFRS 10 introduces guidance on assessing whether an entity with decision-making rights is a principal or an agent.

In October 2012, the IASB issued an amendment to IFRS 10, providing an exception to consolidation for certain “investment entities”. Investment entities are those whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. As UBS Group does not itself meet the definition of an investment entity, the amendments will have no impact on UBS’s consolidated financial statements.

UBS will adopt IFRS 10 on its mandatory effective date of 1 January 2013 on a limited retrospective basis, as permitted by the standard. At this time UBS will also early adopt the October 2012 amendments. Upon adoption, UBS will adjust its opening equity as of 1 January 2012 and the reported figures for 2012 will be presented as if IFRS 10 had always been applied. The reported figures for 2011 will not be adjusted and will continue to be presented in accordance with IAS 27 and SIC 12.

    Under IFRS 10, UBS expects a change in consolidation status associated with certain entities. The Group will now consolidate certain investment funds where UBS’s exposure to variability indicates that its power as fund manager is in a principal capacity. UBS will deconsolidate certain entities that were previously consolidated due to exposure to a majority of risk and rewards, but where UBS does not have power over the relevant activities. We will also deconsolidate certain entities where UBS’s involvement does not expose it to variable returns from the entity. This includes

Financial information

Note 1 Summary of significant accounting policies (continued)

entities associated with the issuance of trust preferred securities. As a result, we estimate that had UBS applied IFRS 10 to its 2012 financial report, total assets would have been higher by approximately CHF 0.6 billion, and total liabilities would have been higher by approximately CHF 1.8 billion. Total equity would have been lower by approximately CHF 1.2 billion. The effect on net profit is not expected to be material.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint arrangements, which supersedes IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The classification of a joint arrangement under IFRS 11 depends upon the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by eliminating the proportionate consolidation approach and requiring the equity method to account for interests in jointly controlled entities. UBS currently applies the equity method to account for it interests in joint ventures under IAS 31. As a result, the new standard will not have an impact on the financial statements. UBS will adopt IFRS 11 on its mandatory effective date of 1 January 2013.

IFRS 12 Disclosure of Interest in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which provides new and comprehensive guidance on the annual disclosure requirements about entities with which a reporting entity is involved. This includes specific disclosures for investment entities. IFRS 12 replaces the disclosure requirements currently included in IAS 28 Investment in Associates. The standard requires entities to disclose information that helps users to evaluate the nature, risks and financial effects associated with a reporting entity’s interests in subsidiaries, associates, joint arrangements and, in particular, unconsolidated structured entities. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. UBS will provide disclosures under IFRS 12 in its 2013 Annual Report.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements under IFRS. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; i.e., an exit price. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It clarifies that the unit of measurement is generally a particular asset or liability unless an entity manages and reports its net risk exposures on a portfolio basis, in which case it may elect to apply portfolio-level price adjustments under limited circumstances. It also introduces new disclosure requirements and enhancements to existing disclosures.

The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. IFRS 13 is required to be applied prospectively from the effective date. UBS does not anticipate that adoption of the standard will have a material impact on its financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued the revised IAS 1 Presentation of Financial Statements. The revised standard requires the grouping together for presentation purposes of items within other comprehensive income (OCI) into those that may be reclassified to profit or loss in subsequent periods and those that may not be. The revised standard reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. Historically, all items in our OCI could be recycled to profit or loss, but this has changed with the adoption of IAS 19 (revised) Employee Benefits and will also be affected by IFRS 9 Financial Instruments, as both of these accounting standards will generate OCI items that will not be recycled to profit or loss in subsequent periods. UBS will adopt the revised standard on its mandatory effective date of 1 January 2013, resulting in revised presentation in the statement of comprehensive income.

IAS 32 Financial Instruments: Presentations and IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB amended the presentation guidelines and disclosures related to offsetting financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures.

The amendments to IAS 32 change current practice by requiring that, to achieve offsetting on the balance sheet, an arrangement must be unconditional and legally enforceable, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all counterparties. The amendments also provide incremental guidance for determining when gross settlement systems achieve the functional equivalent of net settlement.

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

    UBS is currently assessing the impact of the revised standards on its financial statements. The amendments to IAS 32 are effective for annual periods beginning on or after 1 January 2014, with earlier adoption permitted. The amendments to IFRS 7 are effective from 1 January 2013. Both amendments are required to be adopted retrospectively.

Financial information

Notes to the consolidated financial statements

Note 2a Segment reporting

UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its components, reflect the management structure of the Group. Additionally, Legacy Portfolio and Core Functions are disclosed separately under the Corporate Center. Legacy Portfolio meets the definition of an operating segment and is disclosed as a reportable segment.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement UBS’s product lines.

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

Investment Bank

The Investment Bank provides a range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities. It provides financial solutions to its clients, and offers advisory and analytics services in all major capital markets.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to UBS’s retail, corporate and institutional clients in Switzerland and maintains a leading position in these client segments. It constitutes a central building block of UBS’s universal bank model in Switzerland, delivering growth to UBS’s other businesses. It supports them by cross-selling products and services provided by UBS’s asset-gathering and investment banking businesses, by referring clients to them and by transferring clients to Wealth Management due to increased client wealth.

Corporate Center

The Corporate Center provides control functions for the business divisions and the Group in such areas as risk control, legal and compliance as well as finance including treasury services, funding, balance sheet and capital management. The Corporate Center –Core Functions provides all logistics and support functions including information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical and information security, offshoring as well as Group-wide operations. It allocates most of its treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and the Legacy Portfolio.

Financial information

Note 2a Segment reporting1 (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions	Legacy Portfolio

For the year ended 31 December 2012

Net interest income	1,951	792	1,141	(21)	2,186	(171)	116	5,994

Non-interest income	5,089	5,319	7,422	1,905	1,569	(2,003)	265	19,567

Income2,[3],[4]	7,040	6,110	8,564	1,884	3,756	(2,173)	381	25,561

Credit loss (expense) / recovery	1	(14)	34	0	(27)	0	(112)	(118)

Total operating income	7,041	6,097	8,598	1,884	3,728	(2,173)	268	25,443

Personnel expenses	2,865	4,252	5,141	885	1,287	240	68	14,737

General and administrative expenses	1,360	893	2,730	395	857	1,648 [5]	771	8,653

Services (to) / from other business divisions	243	(15)	132	(10)	(370)	2	19	0

Depreciation and impairment of property and equipment	159	100	257	37	128	6	2	689

Impairment of goodwill[6]	0	0	3,030	0	0	0	0	3,030

Amortization and impairment of intangible assets[6]	7	51	41	8	0	0	0	106

Total operating expenses[7]	4,634	5,281	11,331	1,314	1,901	1,895	861	27,216

Performance before tax	2,407	816	(2,734)	570	1,827	(4,068)	(592)	(1,774)

Tax expense / (benefit)								461

Net profit / (loss)								(2,235)

Additional Information

Total assets[8]	104,666	63,511	672,329	13,322	145,320	222,500	37,584	1,259,232

Additions to non-current assets	4	1	62	12	45	1,032	0	1,158

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information on the adoption of IAS 19R and changes to reporting segments.  2  Impairments of financial investments available-for-sale for the year ended 31 December 2012 were as follows: Investment Bank CHF 56 million; Global Asset Management CHF 4 million; Corporate Center – Core Functions CHF 2 million; Corporate Center – Legacy Portfolio CHF 24 million.  3  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  4  Refer to “Note 27 Fair value of financial instruments” for further information on own credit in Corporate Center – Core Functions.  5  Includes charges of approximately CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. Refer to “Note 23 Provisions and contingent liabilities” for more information.  6  Refer to “Note 17 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division.  7  Refer to “Note 37 Changes in organization” for information on restructuring charges.  8  The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

Financial information

Notes to the consolidated financial statements

Note 2a Segment reporting1 (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions	Legacy Portfolio

For the year ended 31 December 2011

Net interest income	1,968	729	1,460	(15)	2,328	(118)	474	6,826

Non-interest income	5,666	4,571	6,521	1,817	1,858	1,702	(1,090)	21,046

Income[2,3,4]	7,634	5,300	7,981	1,803	4,186	1,584	(616)	27,872

Credit loss (expense) / recovery	11	(6)	(13)	0	(101)	(1)	25	(84)

Total operating income	7,645	5,295	7,968	1,803	4,085	1,583	(591)	27,788

Personnel expenses	3,300	3,830	5,716	954	1,702	64	68	15,634

General and administrative expenses	1,192	783	2,490	375	834	137	148	5,959

Services (to) / from other business divisions	318	(9)	108	(1)	(470)	(1)	56	0

Depreciation and impairment of property and equipment	165	99	251	38	136	70	3	761

Amortization and impairment of intangible assets[5]	37	48	34	8	0	0	0	127

Total operating expenses[6]	5,012	4,750	8,599	1,373	2,201	271	276	22,482

Performance before tax	2,633	544	(631)	430	1,884	1,313	(866)	5,307

Tax expense / (benefit)								901

Net profit / (loss)								4,406

Additional Information

Total assets[7]	100,352	53,870	896,160	15,239	147,117	148,129	56,096	1,416,962

Additions to non-current assets	5	25	109	18	22	1,013	1	1,192

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information on the adoption of IAS 19R and changes to reporting segments.  2  Impairments of financial investments available-for-sale for the year ended 31 December 2011 were as follows: Wealth Management CHF 28 million; Investment Bank CHF 4 million; Corporate Center – Legacy Portfolio CHF 8 million.  3  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  4  Refer to “Note 27 Fair value of financial instruments” for further information on own credit in Corporate Center – Core Functions.  5  Refer to “Note 17 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division.  6  Refer to “Note 37 Changes in organization” for information on restructuring charges.   7  The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

Financial information

Note 2a Segment reporting1 (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions	Legacy Portfolio

For the year ended 31 December 2010

Net interest income	1,737	695	1,554	(17)	2,422	(858)	681	6,215

Non-interest income	5,608	4,870	10,393	2,075	1,524	700	675	25,845

Income[2,3,4]	7,345	5,565	11,947	2,058	3,946	(158)	1,356	32,060

Credit loss (expense)/recovery	11	(1)	155	0	(76)	0	(155)	(66)

Total operating income	7,356	5,564	12,102	2,058	3,870	(158)	1,201	31,994

Personnel expenses	3,228	4,216	6,605	1,097	1,687	78	119	17,031

General and administrative expenses	1,264	1,223	2,486	400	836	167	209	6,585

Services (to)/from other business divisions	449	(6)	(27)	(5)	(509)	8	91	0

Depreciation and impairment of property and equipment	163	198	273	43	146	89	5	918

Amortization and impairment of intangible assets[5]	19	55	34	8	0	0	0	117

Total operating expenses[6]	5,123	5,685	9,371	1,543	2,160	342	424	24,650

Performance from continuing operations before tax	2,233	(121)	2,731	515	1,710	(500)	777	7,345

Performance from discontinued operations before tax	0	0	0	0	0	2	0	2

Performance before tax	2,233	(121)	2,731	515	1,710	(498)	777	7,346

Tax expense/(benefit) on continuing operations								(409)

Tax expense/(benefit) on discontinued operations								0

Net profit/(loss)								7,756

Additional Information

Total assets[7]	93,847	49,777	797,497	15,787	151,563	134,574	71,768	1,314,813

Additions to non-current assets	25	48	27	8	12	467	5	593

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information on the adoption of IAS 19R and changes to reporting segments.  2  Impairments of financial investments available-for-sale for the year ended 31 December 2010 were as follows: Wealth Management CHF 44 million; Investment Bank CHF 1 million; Global Asset Management CHF 2 million; Corporate Center – Core Functions CHF (16) million; Corporate Center – Legacy Portfolio CHF 40 million.  3  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  4  Refer to “Note 27 Fair value of financial instruments” for further information on own credit in Corporate Center – Core Functions.  5  Refer to “Note 17 Goodwill and intangible assets” for further information regarding goodwill and other intangible assets by business division.  6  Refer to “Note 37 Changes in organization” for information on restructuring charges.  7  The segment assets are based on a third-party view, i.e. the amounts do not include inter-company balances.

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

For the year ended 31 December 2012
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,668	38	6,171	46

of which: USA	9,214	36	5,752	43

Asia Pacific	3,094	12	367	3

Europe, Middle East and Africa	1,639	6	1,494	11

of which: United Kingdom	118	0	647	5

of which: Rest of Europe	1,456	6	840	6

of which: Middle East and Africa	66	0	7	0

Switzerland	11,041	43	5,292	40

Total	25,443	100	13,324	100

For the year ended 31 December 2011
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,491	34	9,038	56

of which: USA	9,324	34	8,617	53

Asia Pacific	3,689	13	407	3

Europe, Middle East and Africa	3,115	11	1,687	10

of which: United Kingdom	1,385	5	653	4

of which: Rest of Europe	1,638	6	1,026	6

of which: Middle East and Africa	92	0	8	0

Switzerland	11,494	41	5,045	31

Total	27,788	100	16,177	100

For the year ended 31 December 2010
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	11,205	35	9,082	56

of which: USA	10,752	34	8,673	54

Asia Pacific	3,796	12	394	2

Europe, Middle East and Africa	4,323	14	1,682	10

of which: United Kingdom	2,791	9	594	4

of which: Rest of Europe	1,514	5	1,078	7

of which: Middle East and Africa	17	0	10	0

Switzerland	12,670	40	4,922	31

Total	31,994	100	16,080	100

Financial information

Income statement notes

Note 3 Net interest and trading income

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11

Net interest and trading income

Net interest income	5,994	6,826	6,215	(12)

Net trading income	3,480	4,343	7,471	(20)

Total net interest and trading income	9,474	11,169	13,686	(15)

Wealth Management	2,728	2,846	2,384	(4)

Wealth Management Americas	1,265	1,179	1,266	7

Investment Bank	4,872	4,010	6,847	21

of which: investment banking	16	44	11	(64)

of which: equities	1,263	149	2,521	748

of which: fixed income, currencies and commodities	3,593	3,817	4,315	(6)

Global Asset Management	12	8	22	50

Retail & Corporate	2,467	2,661	2,670	(7)

Corporate Center	(1,870)	465	497

of which: own credit on financial liabilities designated at fair value[1]	(2,202)	1,537	(548)

Total net interest and trading income	9,474	11,169	13,686	(15)

Net interest income

Interest income

Interest earned on loans and advances[2]	9,323	9,925	10,603	(6)

Interest earned on securities borrowed and reverse repurchase agreements	1,413	1,716	1,436	(18)

Interest and dividend income from trading portfolio	4,482	5,466	6,015	(18)

Interest income on financial assets designated at fair value	369	248	262	49

Interest and dividend income from financial investments available-for-sale	381	615	557	(38)

Total	15,968	17,969	18,872	(11)

Interest expense

Interest on amounts due to banks and customers	1,413	2,040	1,984	(31)

Interest on securities lent and repurchase agreements	1,206	1,352	1,282	(11)

Interest expense from trading portfolio[3]	2,391	2,851	3,794	(16)

Interest on financial liabilities designated at fair value	1,762	1,993	2,392	(12)

Interest on debt issued	3,202	2,907	3,206	10

Total	9,974	11,143	12,657	(10)

Net interest income	5,994	6,826	6,215	(12)

1   For more information on own credit refer to “Note 27 Fair value of financial instruments”.  2  Includes interest income on impaired loans and advances of CHF 16 million for 2012, CHF 20 million for 2011 and CHF 37 million for 2010.  3  Includes expense related to dividend payment obligations on trading liabilities.

Financial information

Notes to the consolidated financial statements

Note 3 Net interest and trading income (continued)

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11

Net trading income

Investment Bank investment banking	69	61	27	13

Investment Bank equities	1,032	173	2,556	497

Investment Bank fixed income, currencies and commodities	2,629	2,316	2,709	14

Other business divisions and Corporate Center	(250)	1,793	2,179

Net trading income	3,480	4,343	7,471	(20)

of which: net gains / (losses) from financial assets designated at fair value	420	419	465	0

of which: net gains / (losses) from financial liabilities designated at fair value1,[2]	(6,492)	7,437	(1,001)

1  For more information on own credit refer to “Note 27 Fair value of financial instruments”.  2  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

Net trading income in 2012 included a gain of CHF 526 million from the valuation of the option to acquire the SNB StabFund’s equity, reflected on the line Other business divisions and Corporate Center, compared with a CHF 133 million loss in 2011.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of the option to acquire the SNB StabFund’s equity

Net trading income in 2011 included a loss of CHF 1,849 million due to the unauthorized trading incident reflected in Investment Bank equities.

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11
Equity underwriting fees	807	626	1,157	29

Debt underwriting fees	732	554	755	32

Total underwriting fees	1,539	1,180	1,912	30

M&A and corporate finance fees	679	992	857	(32)

Brokerage fees	3,836	4,169	4,930	(8)

Investment fund fees	3,626	3,577	3,898	1

Portfolio management and advisory fees	5,892	5,551	5,959	6

Insurance-related and other fees	451	368	361	23

Total securities trading and investment activity fees	16,023	15,837	17,918	1

Credit-related fees and commissions	414	438	448	(5)

Commission income from other services	833	827	850	1

Total fee and commission income	17,270	17,102	19,216	1

Brokerage fees paid	871	933	1,093	(7)

Other	994	933	964	7

Total fee and commission expense	1,865	1,866	2,057	0

Net fee and commission income	15,405	15,236	17,160	1

of which: net brokerage fees	2,965	3,236	3,837	(8)

Financial information

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11
Associates and subsidiaries

Net gains / (losses) from disposals of subsidiaries[1]	(7)	(18)	(7)	(61)

Net gains / (losses) from disposals of investments in associates	0	20	256	(100)

Share of net profits of associates	88	42	81	110

Total	81	44	331	84

Financial investments available-for-sale

Net gains / (losses) from disposals	414	926	204	(55)

Impairment charges	(85)	(39)	(72)	118

Total	329	887	132	(63)

Net income from properties[2]	35	38	53	(8)

Net gains / (losses) from investment properties[3]	4	9	8	(56)

Other	234	490	690	(52)

Total other income	682	1,467	1,214	(54)

1  Includes foreign exchange gains / losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.  2  Includes net rent received from third parties and net operating expenses.  3  Includes unrealized and realized gains / losses from investment properties at fair value and foreclosed assets.

Net gains from disposals of financial investments available-for-sale in 2012 includes gains of CHF 219 million in Wealth Management Americas’ available-for-sale portfolio as well as a gain of CHF 88 million on the sale of an equity investment in the Investment Bank. 2011 included a gain of CHF 722 million from the sale of the strategic investment portfolio, of which CHF 433 million was allocated to Wealth Management and CHF 289 million to Retail & Corporate, as well as gains of CHF 81 million in Wealth Management Americas’ available-for-sale portfolio.

The line Other included net losses of CHF 11 million on sales of loans and receivables in 2012, compared with net gains of CHF 344 million in 2011 and CHF 324 million in 2010. Additionally, it included gains on sales of real estate of CHF 112 million in 2012, CHF 78 million in 2011 and CHF 158 million in 2010.

Net gains from disposals of investments in associates in 2010 included a gain of CHF 180 million from the sale of investments in associates owning office space in New York.

Financial information

Notes to the consolidated financial statements

Note 6 Personnel expenses

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11
Salaries	6,814	6,859	7,033	(1)

Variable compensation – performance awards1,[2]	3,000	3,516	4,171	(15)

of which: guarantees for new hires[2]	134	173	135	(23)

Variable compensation – other1,[2]	367	191	141	92

of which: replacement payments[3]	109	121	107	(10)

of which: forfeiture credits	(174)	(215)	(167)	(19)

of which: severance payments2,[4]	303	239	80	27

of which: retention plan and other payments[2]	128	46	121	178

Contractors	214	217	232	(1)

Social security	768	743	826	3

Pension and other post-employment benefit plans[5]	18	831	834	(98)

Wealth Management Americas: Financial advisor compensation[1,6]	2,873	2,518	2,667	14

Other personnel expenses	682	758	1,127	(10)

Total personnel expenses[7]	14,737	15,634	17,031	(6)

1  Refer to “Note 31 Equity participation and other compensation plans” for more information.  2  In 2012, costs related to guarantees for new hires were reclassified from Variable compensation – other to Variable compensation – performance awards. In addition, costs related to both supplemental severance and certain retention payments were reclassified from Variable compensation – performance awards to Variable compensation – other. Prior periods were adjusted for these changes. The combined impact of these changes resulted in a net increase to Variable compensation – performance awards of CHF 125 million and CHF 89 million for the year ended 31 December 2011 and for the year ended 31 December 2010, respectively, with a corresponding net decrease to Variable compensation – other.  3  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS.  4  Includes legally obligated and standard severance payments, as well as supplemental severance payments.  5  Refer to “Note 30 Pension and other post-employment benefit plans” for more information.  6  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.  7  Includes net restructuring charges of CHF 358 million for the year ended 31 December 2012 and CHF 261 million for the year ended 31 December 2011, and includes net restructuring provisions releases of CHF 2 million for the year ended 31 December 2010. Refer to “Note 37 Changes in organization” for more information.

In 2012, IAS 19R was adopted. Prior period information for the expense line Pension and other post-employment benefit plans was restated accordingly. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information.

In the first quarter of 2012, UBS announced certain changes to its Swiss pension plan. The main changes, being the reduction in the conversion rate on retirement and an increase to the regular retirement age, serve in part to offset the impact of the increased life expectancy reflected in the defined benefit obligation. These changes to the pension plan resulted in a credit of CHF 730 million to the expense line Pension and other post-employment benefit plans.

In the second quarter of 2012, UBS announced changes to its retiree medical and life insurance benefit plan in the US. These changes resulted in a credit of CHF 116 million to the expense line Pension and other post-employment benefit plans.

Note 7 General and administrative expenses

	For the year ended			% change from
CHF million	31.12.12	31.12.11	31.12.10	31.12.11
Occupancy	1,074	1,059	1,252	1

Rent and maintenance of IT and other equipment	473	429	555	10

Communication and market data services	632	616	664	3

Administration	636	621	669	2

Marketing and public relations	528	393	339	34

Travel and entertainment	450	470	466	(4)

Professional fees	908	822	754	10

Outsourcing of IT and other services	1,357	1,151	1,078	18

Provisions for litigation, regulatory and similar matters1,[2]	2,549	276	631	824

Other[3]	47	122	175	(61)

Total general and administrative expenses	8,653	5,959	6,585	45

1  Reflects the net increase / release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 12 million, CHF 33 million and CHF 2 million for the years ended 31 December 2012, 31 December 2011 and 31 December 2010, respectively. 2012 includes charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. A portion (CHF 45 million) of the net increase / release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for 2012 as presented in “Note 23a Provisions” was recorded as negative other income rather than as general and administrative expenses.  2  Refer to “Note 23 Provisions and contingent liabilities” for more information.  3  Includes net real estate related restructuring charges of CHF 0 million, CHF 93 million and CHF 79 million for the years ended 31 December 2012, 31 December 2011 and 31 December 2010, respectively. Refer to “Note 37 Changes in organization” for more information.

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.12	31.12.11	31.12.10	31.12.11

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(2,511)	4,138	7,452

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(2,511)	4,138	7,452

Less: (profit)/loss on UBS equity derivative contracts	(1)	(3)	(2)	(67)

Net profit attributable to UBS shareholders for diluted EPS	(2,512)	4,135	7,450

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,754,112,403	3,774,036,437	3,789,732,938	(1)

Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	126,261	61,259,378	48,599,111	(100)

Weighted average shares outstanding for diluted EPS	3,754,238,664	3,835,295,815	3,838,332,049	(2)

Earnings per share (CHF)

Basic	(0.67)	1.10	1.97

Diluted	(0.67)	1.08	1.94

Shares outstanding

Shares issued	3,835,250,233	3,832,121,899	3,830,840,513	0

Treasury shares	87,879,601	84,955,551	38,892,031	3

Shares outstanding	3,747,370,632	3,747,166,348	3,791,948,482	0

Exchangeable shares	418,526	509,243	580,261	(18)

Shares outstanding for EPS	3,747,789,158	3,747,675,591	3,792,528,743	0

The table below outlines the potential shares which could potentially dilute basic earnings per share in the future, but were not dilutive for the periods presented:

Potentially dilutive instruments

Number of shares	31.12.12	31.12.11	31.12.10

Employee share-based compensation awards	233,256,208	219,744,203	189,567,472

Other equity derivative contracts	15,386,605	24,407,443	51,752,713

SNB warrants[1]	100,000,000	100,000,000	100,000,000

Total	348,642,813	344,151,646	341,320,185

1  These warrants relate to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement, UBS granted warrants on shares to the SNB, which become exercisable if the SNB incurs a loss on its loan to the SNB StabFund.

Financial information

Notes to the consolidated financial statements

Balance sheet notes: assets

Note 9 Due from banks and loans (held at amortized cost)

CHF million	31.12.12	31.12.11

By type of exposure

Due from banks, gross	21,252	23,235

of which: due from central banks	638	317

Allowance for credit losses	(22)	(17)

Due from banks, net	21,230	23,218

Loans, gross

Residential mortgages	132,033	125,775

Commercial mortgages	22,421	21,247

Lombard loans	77,579	68,083

Other loans1, [2]	40,407	40,804

Securities[3]	8,166	11,520

Subtotal	280,606	267,429

Allowance for credit losses	(706)	(825)

Loans, net	279,901	266,604

Total due from banks and loans, net[4]	301,130	289,822

1  Includes corporate loans. 2 Includes leveraged finance loans reclassified from held-for trading. Refer to “Note 1a) 10)” and “Note 29b Reclassification of financial assets” for more information. 3 Includes securities reclassified from held-for-trading. Refer to “Note 1a) 10)” and “Note 29b Reclassification of financial assets” for more information. 4 Refer to “Note 29c Maximum exposure to credit risk” for information on collateral and other credit enhancements.

Note 10 Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments

The Group enters into collateralized reverse repurchase and repurchase agreements, securities borrowing and securities lending transactions and derivative transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group manages credit risk associated with these activities by monitoring counter-party credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets

CHF million	Cash collateral on securities borrowed 31.12.12	Reverse repurchase agreements 31.12.12	Cash collateral receivables on derivative instruments 31.12.12	Cash collateral on securities borrowed 31.12.11	Reverse repurchase agreements 31.12.11	Cash collateral receivables on derivative instruments 31.12.11
By counterparty

Banks	15,977	56,775	12,393	17,236	133,010	22,341

Customers	21,396	74,165	18,021	41,527	80,491	18,980

Total	37,372	130,941	30,413	58,763	213,501	41,322

Balance sheet liabilities

CHF million	Cash collateral on securities lent 31.12.12	Repurchase agreements 31.12.12	Cash collateral payables on derivative instruments 31.12.12	Cash collateral on securities lent 31.12.11	Repurchase agreements 31.12.11	Cash collateral payables on derivative instruments 31.12.11
By counterparty

Banks	8,572	13,727	46,101	7,601	16,986	38,890

Customers	630	23,912	25,047	536	85,443	28,224

Total	9,203	37,639	71,148	8,136	102,429	67,114

Financial information

Note 11 Allowances and provisions for credit losses

CHF million
By movement	Specific allowances	Collective allowances	Total allowances	Provisions[1]	Total 31.12.12	Total 31.12.11

Balance at the beginning of the year	714	131	845	93	938	1,287

Write-offs / usage of provisions	(312)	(2)	(313)	0	(313)	(501)

Recoveries	63	0	63	0	63	51

Increase / (decrease) recognized in the income statement	149	(15)	134	(16)	118	84

Unwind of discount	(3)	0	(3)	0	(3)	18

Reclassifications	13	0	13	(13)	0	0

Foreign currency translation	(8)	0	(8)	0	(8)	(1)

Balance at the end of the year	616	114	730	64	794	938

1 Represents provisions for loan commitments and guarantees, which are included in Other liabilities. Refer to “Note 23 Provisions and contingent liabilities” for more information. Refer to the “Financial and operating performance” section of this report for the maximum irrevocable amount of loan commitments and guarantees.

By balance sheet line	Specific allowances	Collective allowances	Total allowances	Provisions	Total 31.12.12	Total 31.12.11

Due from banks	22	0	22		22	17

Loans	591	114	706		706	825

Cash collateral on securities borrowed	2	0	2		2	3

Provisions[1]				64	64	93

Balance at the end of the year	616	114	730	64	794	938

1 Represents provisions for loan commitments and guarantees.

363

Financial information

Notes to the consolidated financial statements

Note 12 Trading portfolio

CHF million	31.12.12	31.12.11

Trading portfolio assets by issuer type

Debt instruments

Government and government agencies	37,594	62,118

of which: Switzerland	492	418

of which: USA	16,377	22,958

of which: United Kingdom	3,123	3,709

of which: Australia	2,249	3,540

of which: Japan	2,174	14,258

of which: Germany	1,930	3,547

Banks	8,547	10,611

Corporates and other	34,911	38,420

Total debt instruments	81,052	111,149	[1]

Equity instruments	47,438	35,296	[1]

Financial assets for unit-linked investment contracts	15,277	16,376

Financial assets held for trading	143,767	162,821

Precious metals and other physical commodities	17,093	18,704

Total trading portfolio assets	160,861	181,525

Trading portfolio liabilities by issuer type

Debt instruments

Government and government agencies	16,115	18,913

of which: Switzerland	280	261

of which: USA	7,387	5,634

of which: United Kingdom	979	1,946

of which: Australia	568	756

of which: Japan	2,059	3,894

of which: Germany	1,610	2,492

Banks	1,475	1,913

Corporates and other	2,943	4,716

Total debt instruments	20,533	25,542

Equity instruments	13,621	13,937

Total trading portfolio liabilities	34,154	39,480

1 In 2012, we corrected the classification of certain investment fund units which were previously classified as equity instruments rather than debt instruments. As a result, equity instruments were reduced by CHF 2,104 million as of 31 December 2011, and debt instruments were increased by CHF 2,104 million as of 31 December 2011.

Financial information

Note 12 Trading portfolio (continued)

	31.12.12[1]				31.12.11
	Level 1	Level 2	Level 3	Total

Trading portfolio assets by product type

Debt instruments

Government bills/bonds	22,180	6,445	113	28,737	45,297

Corporate bonds, municipal bonds, including bonds issued by financial institutions	954	21,436	1,610	24,000	32,765

Loans	0	4,125	2,004	6,129	4,088

Investment fund units	2,970	10,585	75	13,629	11,963	[2]

Asset-backed securities	3,637	3,427	1,493	8,556	17,035

of which: mortgage-backed securities	3,637	2,320	803	6,760	13,868

Total debt instruments	29,740	46,017	5,295	81,052	111,149	[2]

Equity instruments	46,994	296	148	47,438	35,296	[2]

Financial assets for unit-linked investment contracts	14,557	442	278	15,277	16,376

Financial assets held for trading	91,290	46,755	5,721	143,767	162,821

Precious metals and other physical commodities				17,093	18,704

Total trading portfolio assets				160,861	181,525

Trading portfolio liabilities by product type

Debt instruments

Government bills/bonds	14,093	648	0	14,741	17,026

Corporate bonds, municipal bonds, including bonds issued by financial institutions	789	4,459	137	5,386	7,122

Investment fund units	140	243	0	383	1,083

Asset-backed securities	14	4	4	22	312

of which: mortgage-backed securities	14	4	3	22	287

Total debt instruments	15,036	5,356	141	20,533	25,542

Equity instruments	13,518	93	11	13,621	13,937

Total trading portfolio liabilities	28,554	5,449	151	34,154	39,480

1 Refer to “Note 27 Fair value of financial instruments” for more information on the fair value hierarchy categorization.  2  In 2012, we corrected the classification of certain investment fund units which were previously classified as equity instruments rather than debt instruments. As a result, equity instruments were reduced by CHF 2,104 million as of 31 December 2011, and investment fund units within debt instruments were increased by CHF 2,104 million as of 31 December 2011.

Financial information

Notes to the consolidated financial statements

Note 13 Financial assets designated at fair value

CHF million	31.12.12	31.12.11
Loans	1,611	2,358

Structured loans	1,187	960

Reverse repurchase and securities borrowing agreements	5,466	6,071

of which: banks	2,500	3,514

of which: customers	2,966	2,557

Investment funds and investments in associates	608	730

Other debt instruments	234	218

Total financial assets designated at fair value	9,106	10,336

The maximum exposure to credit risk from financial assets designated at fair value is equal to the fair value for Loans, Structured loans and reverse repurchase and securities borrowing agreements. The maximum exposure is mitigated by collateral, which mainly relates to structured loans and reverse repurchase and securities borrowing agreements of CHF 6,694 million and CHF 6,919 million for 31 December 2012 and 31 December 2011, respectively. These collateral values are capped at the maximum exposure to credit risk for which they serve as security.

Other debt instruments mainly reflect loan commitments and letters of credit designated at fair value which have a maximum exposure to credit risk of CHF 4,237 million and CHF 4,423 million as of 31 December 2012 and as of 31 December 2011, respectively. The maximum exposure to credit risk of these instruments is generally hedged through derivative transactions.

Investment fund units and investment in associates do not have a direct exposure to credit risk.

The maximum exposure to credit risk of loans, but not structured loans, is generally mitigated by credit derivatives or similar instruments. Information regarding these instruments and the exposure which they mitigate is provided in the table below on a notional basis.

Notional amounts of loans designated at fair value and related credit derivatives

CHF million	31.12.12	31.12.11
Loans – notional amount	2,102	2,595

Credit derivatives related to loans – notional amount[1]	1,025	1,404

Credit derivatives related to loans – fair value[1]	2	37

1 Credit derivatives contracts include credit default swaps, total return swaps and similar instruments.

The table below provides the impact to the fair values of loans from changes in credit risk for the periods presented and cumulatively since inception. Similarly, the change in fair value of credit derivatives and similar instruments which are used to hedge these loans is also provided.

Changes in fair value of loans and related credit derivatives attributable to changes in credit risk

	For the year ended		Cumulative from inception until the year ended
CHF million	31.12.12	31.12.11	31.12.12	31.12.11
Changes in fair value of loans designated at fair value, attributable to changes in credit risk[1]	22	(15)	(10)	(49)

Changes in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit risk of loans designated at fair value[1]	(18)	35	2	37

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

Financial information

Note 14 Financial investments available-for-sale

CHF million	31.12.12	31.12.11

Financial investments available-for-sale by issuer type

Debt instruments

Government and government agencies	58,973	47,144

of which: Switzerland	156	357

of which: USA	31,740	25,677

of which: Germany	6,669	1,991

of which: United Kingdom	5,042	3,477

of which: Japan	4,221	8,854

of which: France	3,593	2,170

Banks	4,200	4,271

Corporates and other	2,486	1,060

Total debt instruments	65,659	52,475

Equity instruments	725	699

Total financial investments available-for-sale	66,383	53,174

Unrealized gains – before tax	447	477

Unrealized (losses) – before tax	(26)	(55)

Net unrealized gains / (losses) – before tax	421	422

Net unrealized gains / (losses) – after tax	270	250

	31.12.12[1]				31.12.11
CHF million	Level 1	Level 2	Level 3	Total

Financial investments available-for-sale by product type
Debt instruments

Government bills / bonds	46,351	646	33	47,031	34,899

Corporate bonds, municipal bonds, including bonds issued by financial institutions	2,055	8,830	55	10,940	8,590

Investment fund units	35	114	225	375	445

Asset-backed securities	0	7,313	0	7,313	8,541

of which: mortgage-backed securities	0	7,313	0	7,313	8,541

Total debt instruments	48,442	16,903	314	65,659	52,475

Equity instruments

Shares	102	35	410	547	481

Private equity investments	0	0	177	177	218

Total equity instruments	102	35	588	725	699

Total financial investments available-for-sale	48,543	16,939	901	66,383	53,174

1 Refer to “Note 27 Fair value of financial instruments” for more information on the fair value hierarchy categorization.

Financial information

Notes to the consolidated financial statements

Note 15 Investments in associates

CHF million						31.12.12	31.12.11
Carrying amount at the beginning of the year						795	790

Additions						4	1

Disposals						(3)	(4)

Share of net profits of associates						88	42

Other comprehensive income						25	(27)

Dividends paid						(37)	(28)

Foreign currency translation						(12)	21

Carrying amount at the end of the year						858	795

Significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest. Refer to “Note 34 Significant subsidiaries and associates”.

					As of or for the year ended
CHF million						31.12.12	31.12.11
Assets						6,265	5,806

Liabilities						4,141	3,789

Revenues						1,361	1,356

Net profit						223	181

Note 16 Property and equipment

At historic cost less accumulated depreciation
CHF million	Own-used properties	Leasehold improvements	IT hardware, software and communication	Other machines and equipment	Projects in progress	31.12.12	31.12.11
Historic cost

Balance at the beginning of the year	8,679	2,674	4,049	736	545	16,683	16,364
Additions	75	56	194	51	735	1,111	1,129
Additions from acquired companies	0	0	0	0	0	0	2
Disposals/write-offs[1]	(215)	(203)	(413)	(28)	0	(859)	(791)
Reclassifications	(229)	192	27	42	(452)	(420)[5]	(40)
Foreign currency translation	(1)	(42)	(24)	(10)	(10)	(88)	19
Balance at the end of the year	8,307	2,677	3,833	792	819	16,428	16,683

Accumulated depreciation
Balance at the beginning of the year	4,934	1,930	3,596	546	0	11,005	10,991
Depreciation and impairment[2]	202	208	216	63	0	689	761
Disposals/write-offs[1]	(215)	(195)	(412)	(27)	0	(850)	(752)
Reclassifications	(260)	5	0	0	0	(255)[5]	(12)
Foreign currency translation	0	(35)	(22)	(8)	0	(65)	16
Balance at the end of the year	4,660	1,912	3,378	574	0	10,524	11,005

Net book value at the end of the year3, [4]	3,647	765	456	218	819	5,905	5,678

[1] Includes write-offs of fully depreciated assets. [2] In 2012, amounts presented include a CHF 1 million net reversal of impairments of own used property (31 December 2011: CHF 22 million), CHF 27 million net impairments of leasehold improvements (31 December 2011: CHF 29 million), CHF 4 million impairments of IT, software and communication and CHF 5 million net impairments of other machines and equipment (31 December 2011: CHF 3 million). [3] Fire insurance value of property and equipment is CHF 12,865 million (2011: CHF 13,075 million), predominantly related to real estate. [4] As of 31 December 2012, contractual commitments to purchase property in the future amounted to approximately CHF 0.5 billion. [5] Mainly reflects reclassifications to Investment properties at fair value (CHF 75 million on a net basis) presented in the table below and to Properties held for sale (CHF 89 million on a net basis) reported within Other assets.

Investment properties at fair value

CHF million						31.12.12	31.12.11
Balance at the beginning of the year						10	94
Additions						6	0
Sales						0	(87)
Revaluations						9	4
Reclassifications						75	(1)
Foreign currency translation						0	(1)

Balance at the end of the year						99	10

Financial information

Note 17 Goodwill and intangible assets

Introduction

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS considers the segments as reported in “Note 2 Segment reporting” as separate cash-generating units. The impairment test is performed for each segment to which goodwill is allocated by comparing the recoverable amount with the carrying amount of the respective segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

As of 31 December 2012, the following three segments carried goodwill: Wealth Management (CHF 1.3 billion), Wealth Management Americas (CHF 3.2 billion), and Global Asset Management (CHF 1.4 billion). Based on the impairment testing methodology described below, UBS concluded that the goodwill balances as of 31 December 2012 allocated to these segments remain recoverable.

Impairment of Investment Bank goodwill and other non-financial assets

An impairment test was performed as of 30 September 2012 with respect to the Investment Bank because indicators of impairment were present for that cash-generating unit. These indicators included negative variances from planned performance, preliminary discussions regarding changes in strategy for the Investment Bank and revised business plan information taking into account changes in market conditions and the global economic outlook. The impairment test was based on the business plan approved by the Board of Directors on 29 October 2012. As a result of this impairment test, losses were recognized in the income statement relating to a full impairment of CHF 3,030 million for goodwill in the third quarter of 2012. Additional assets were examined to determine whether their carrying values exceeded their recoverable amounts. Impairment losses of CHF 15 million were recognized in the income statement for other intangible assets and CHF 19 million for property and equipment, both in the third quarter of 2012. These impairment losses were recognized in the Investment Bank’s 2012 operating results as Impairment of goodwill, Amortization and impairment of intangible assets, and Depreciation and impairment of property and equipment.

Methodology for goodwill impairment testing

The recoverable amount is determined using a discounted cash flow model, which uses inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five forecasted years and the terminal value. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the discount rate and the long-term growth rate.

The carrying amount for each segment is determined by reference to the Group’s equity attribution framework. Within this framework, which is described in the “Capital Management” section of this report, the Board of Directors (BoD) attributes equity to the businesses after considering their risk exposure, pro-forma Basel III RWA usage, asset size (pro-forma Basel III Leverage Ratio denominator), goodwill and intangible assets. The framework is primarily used for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equates to the capital that a segment requires to conduct its business and is considered an appropriate starting point from which to determine the carrying value of the segments. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.

è	Refer to the “Capital Management” section of this report for more information on the equity attribution framework

Assumptions

Valuation parameters used within the Group’s impairment test model are linked to external market information where applicable. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to changes in the discount rates, and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term economic growth rates for different regions worldwide. Earnings available to shareholders are estimated based on forecast results, which are part of the business plan approved by the BoD. The discount rates are determined

Financial information

Notes to the consolidated financial statements

Note 17 Goodwill and intangible assets (continued)

by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of UBS’s management.

Key assumptions used to determine the recoverable amounts of each segment are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 10%, the discount rates were changed by 1% and the long-term growth rates were changed by 0.5%. Under all scenarios, the recoverable amounts for each segment exceeded the respective carrying amount, such that the reasonably possible changes in key assumptions would not result in impairment.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the Basel capital framework, no impact is expected on the Group capital ratios.

Discount and growth rates

	Discount rates			Growth rates
In %	31.12.12		31.12.11	31.12.12	31.12.11
Wealth Management	10.0		10.7	1.7	1.7

Wealth Management Americas	10.0		10.0	2.4	2.4

Investment Bank	13.0	[1]	12.0	2.4	2.4

Global Asset Management	10.0		10.0	2.4	2.4

1 A discount rate of approximately 13% was used for the impairment test that was performed as of 30 September 2012 with respect to the Investment Bank. As the Investment Bank had no goodwill as of 31 December 2012, no impairment test was required at year end.

	Goodwill	Intangible assets
CHF million	Total	Infrastructure	Customer relationships, contractual rights and other	Total	31.12.12	31.12.11
Historic cost

Balance at the beginning of the year	9,074	713	854	1,567	10,641	10,634

Additions	3		8	8	11	40

Disposals			(1)	(1)	(1)	(2)

Write-offs	(3,030)		(79)	(79)	(3,110)	0

Foreign currency translation	(98)	(17)	(9)	(26)	(124)	(32)

Balance at the end of the year	5,949	696	773	1,469	7,417	10,641

Accumulated amortization and impairment

Balance at the beginning of the year		399	547	946	946	812

Amortization		36	54	89	89	90

Impairment	3,030		17	17	3,047	37

Disposals				0	0	0

Write-offs	(3,030)		(79)	(79)	(3,110)	0

Foreign currency translation		(10)	(7)	(17)	(17)	8

Balance at the end of the year	0	424	532	956	956	946

Net book value at the end of the year	5,949	272	241	513	6,461	9,695

Financial information

Note 17 Goodwill and intangible assets (continued)

The following table presents the disclosure of goodwill and intangible assets by business unit for the year ended 31 December 2012.

CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Corporate Center	UBS
Goodwill

Balance at the beginning of the year	1,319	3,293	3,019	1,442		9,074
Additions				3		3
Disposals						0
Impairment			(3,030)			(3,030)
Foreign currency translation	(15)	(80)	11	(13)		(98)

Balance at the end of the year	1,304	3,213	0	1,432		5,949

Intangible assets

Balance at the beginning of the year	62	382	136	41		621
Additions					8	8
Disposals			(1)			(1)
Amortization	(4)	(51)	(25)	(8)	(2)	(89)
Impairment	(2)		(15)			(17)
Foreign currency translation		(8)	(1)	1		(9)

Balance at the end of the year	55	323	94	34	6	513

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets
Estimated, aggregated amortization expenses for:

2013	75
2014	75
2015	74
2016	65
2017	57
2018 and thereafter	146
Not amortized due to indefinite useful life	20

Total	513

Note 18 Other assets

CHF million	31.12.12	31.12.11
Prime brokerage receivables	8,072	6,103
Settlement and clearing accounts	589	482
Properties and other non-current assets held for sale	137	183
VAT and other tax receivables	214	176
Other	2,043	2,222

Total other assets	11,055	9,165

Financial information

Notes to the consolidated financial statements

Balance sheet notes: liabilities

Note 19 Due to banks and customers

CHF million	31.12.12	31.12.11
Due to banks	23,024	30,201

Due to customers in savings and investment accounts	134,255	114,079

Other amounts due to customers	237,637	228,330

Total due to customers	371,892	342,409

Total due to banks and customers	394,916	372,610

Note 20 Financial liabilities designated at fair value[1]
CHF million	31.12.12	31.12.11
Non-structured fixed rate bonds	4,967	4,114

Structured debt instruments issued:

Equity linked	39,924	37,809

Credit linked	11,186	9,345

Rates linked[2]	18,606	19,853

Other	4,672	4,767

Structured over-the-counter debt instruments:

Equity linked	3,536	5,556

Other	8,154	6,615

Repurchase agreements	1,672	477

Loan commitments[3]	161	445

Total	92,878	88,982

of which: own credit on financial liabilities designated at fair value	292	(1,934)

1  In 2012, presentational changes were made to the disclosure of Financial liabilities designated at fair value. Non-structured fixed-rate bonds are now reported separately. Previously, these instruments were reported as Structured debt instruments issued, Other. In addition, the classification within Structured debt instruments issued and Structured over-the-counter debt instruments was corrected for 31 December 2011.  2  Also includes non-structured rates-linked debt instruments issued.  3  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans. See Note 1a) 8) for additional information.

As of 31 December 2012, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 0.2 billion higher than the carrying value. As of 31 December 2011, the contractual redemption amount at maturity of such liabilities was CHF 6.1 billion higher than the carrying value.

As of 31 December 2012 and 31 December 2011, the Group had CHF 92,878 million and CHF 88,982 million, respectively, of financial liabilities designated at fair value, comprised of both CHF and non-CHF denominated fixed-rate and floating-rate debt.

The table on the following page shows the contractual maturity of the carrying value of financial liabilities designated at fair value, split between fixed-rate and floating-rate based on the contractual terms and ignoring any early redemption features. Interest rate ranges for future interest payments related to these financial liabilities designated at fair value have not been included in the table below as a majority of these liabilities are structured products, and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the time each interest payment is made.

è	Refer to the “Maturity analysis of financial liabilities” table in the “Treasury management” section of this report for information on maturities on an undiscounted cash flow basis.

Financial information

Note 20 Financial liabilities designated at fair value (continued)

Contractual maturity of carrying value [1]

CHF million, except where indicated	2013	2014	2015	2016	2017	2018–2022	Thereafter	Total 31.12.12	Total 31.12.11
UBS AG (Parent Bank)

Non-subordinated debt

Fixed rate	6,299	3,017	2,620	1,201	2,933	2,182	3,052	21,304	18,935

Floating rate	19,281	7,725	7,739	3,939	5,504	4,922	8,878	57,538	58,862

Subtotal	25,579	10,742	10,359	5,140	7,987	7,104	11,930	78,841	77,797

Subsidiaries

Non-subordinated debt

Fixed rate	259	317	156	240	191	651	1,330	3,145	3,035

Floating rate	2,851	541	1,677	3,176	815	1,322	510	10,891	8,150

Subtotal	3,110	859	1,834	3,416	1,006	1,973	1,840	14,036	11,185

Total	28,689	11,601	12,193	8,557	8,992	9,076	13,769	92,878	88,982

1 In 2012, presentational changes were made to the contractual maturity table. Financial liabilities designated at fair value are presented separately from Debt issued held at amortized cost. In 2011, the contractual maturities of Financial liabilities designated at fair value and Debt issued held at amortized cost were presented on a combined basis. In addition, the classification between fixed rate and floating rate debt was corrected for 31 December 2011.

Note 21 Debt issued held at amortized cost

CHF million	31.12.12	31.12.11
Certificates of deposit	11,153	31,383

Commercial paper	7,792	22,133

Other short-term debt	13,548	17,861

Short-term debt	32,493	71,377

Non-structured fixed rate bonds	31,197	37,515

Covered bonds	15,116	9,788

Subordinated debt	10,646	7,035

Debt issued through the central bond institutions of the Swiss regional or cantonal banks	7,585	7,141

Medium-term notes	1,341	1,951

Other long-term debt	6,278	5,810

Long-term debt	72,163	69,240

Total debt issued held at amortized cost[1]	104,656	140,617

1 Net of bifurcated embedded derivatives with a net fair value of CHF 233 million as of 31 December 2012 (31 December 2011: CHF 955 million).

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1a) 15) and “Note 25 Derivative instruments and hedge accounting”. As a result of applying hedge accounting, the carrying value of debt issued increased by CHF 2,608 million and by CHF 2,051 million as of 31 December 2012 and 31 December 2011, respectively, reflecting changes in fair value due to interest rate movements.

Subordinated debt are unsecured obligations of the Group that are subordinated in right of payment to all other present and future indebtedness and also to certain other obligations of the Group. As of 31 December 2012 and 31 December 2011, the

Group had CHF 10,646 million and CHF 7,035 million, respectively, of subordinated debt, which included CHF 3,656 million and CHF 0 million of loss-absorbing capital notes as of 31 December 2012 and 31 December 2011, respectively. A majority of the subordinated debt outstanding as of 31 December 2012 were fixed rate issuances, with the remainder paying floating rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR). Both the fixed and floating rate instruments provide for a single principal payment upon maturity.

As of 31 December 2012 and 31 December 2011, the Group had CHF 94,009 million and CHF 133,581 million, respectively, of non-subordinated debt issued held at amortized cost, comprised of both CHF and non-CHF denominated fixed rate and floating rate debt.

Financial information

Notes to the consolidated financial statements

Note 21 Debt issued held at amortized cost (continued)

The following table shows the contractual maturity of the carrying value of debt issued, split between fixed rate and floating rate based on the contractual terms and ignoring any early redemption features. The Group uses interest rate swaps to hedge the majority of fixed-rate debt issued, which changes their re-pricing characteristics into those similar to floating rate debt.

è	Refer to the “Maturity analysis of financial liabilities” table in the “Treasury management” section of this report for information on maturities on an undiscounted cash flow basis.

Contractual maturity of carrying value[1]
CHF million, except where indicated	2013	2014	2015	2016	2017	2018–2022	Thereafter	Total 31.12.12	Total 31.12.11
UBS AG (Parent Bank)

Non-subordinated debt

Fixed rate	33,841	7,414	7,178	4,974	8,631	13,875	1,504	77,417	99,818

Interest rates (range in %)	0–6.3	0–5.6	0–3.9	0–6.4	0–5.9	0–6.6	0–2.8

Floating rate	4,832	1,614	18	0	0	0	2,733	9,198	13,739

Subordinated debt

Fixed rate	3	398	1,059	1,379	673	5,432	1,010	9,955	6,350

Interest rates (range in %)	4.3–7.2	3.1	2.4–7.4	3.1–5.9	4.1–7.4	4.1–7.6	6.4–8.8

Floating rate	0	0	0	0	0	692	0	692	685

Subtotal	38,676	9,427	8,255	6,353	9,305	19,998	5,248	97,261	120,593

Subsidiaries

Non-subordinated debt

Fixed rate	5,225	172	3	557	105	28	11	6,100	18,551

Interest rates (range in %)	0–0.8	0–7.6	0	0–8.3	0–8.1	0	0–6.2

Floating rate	54	0	0	0	0	2	1,238	1,294	1,473

Subtotal	5,278	172	3	557	105	30	1,249	7,394	20,024

Total	43,954	9,599	8,258	6,910	9,409	20,029	6,497	104,656	140,617

1 In 2012, presentational changes were made to the contractual maturity table. Debt issued held at amortized cost is presented separately from Financial liabilities designated at fair value. In 2011, the contractual maturities of Debt issued held at amortized cost and Financial liabilities designated at fair value were presented on a combined basis. In addition, the classification between fixed rate and floating rate debt was corrected for 31 December 2011.

Note 22 Other liabilities

CHF million	31.12.12		31.12.11
Prime brokerage payables	35,620		36,746

Amounts due under unit-linked investment contracts	15,346		16,481

Deferred compensation plans	1,541		1,578

Net defined benefit pension and post-employment liability[1,2]	1,284		3,135

Third-party interest in consolidated limited partnerships	1,138		1,378

Settlement and clearing accounts	991		874

VAT and other tax payables	606		492

Current and deferred tax liabilities[3]	586		573

Other	2,791	[4]	1,526

Total other liabilities	59,902		62,784

1 Refer to “Note 30 Pension and other post-employment benefit plans” for more information.  2  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information with regard to the adoption of IAS 19R.  3  Refer to “Note 24 Income taxes” for more information.  4  Includes liabilities of CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. Refer to “Note 23 Provisions and contingent liabilities” for more information.

Financial information

Note 23 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total 31.12.12	Total 31.12.11
Balance at the beginning of the year	58	482	467	93	220	227	79	1,626	1,704

Additions from acquired companies	0	0	0	0	0	0	0	0	2

Increase in provisions recognized in the income statement	41	2,686	438	4	4	145	32	3,350	947

Release of provisions recognized in the income statement	(9)	(81)	(86)	(20)	(6)	(67)[5]	(5)	(273)	(288)

Provisions used in conformity with designated purpose	(37)	(1,685)[6]	(276)	0	(37)	(59)	(9)	(2,102)	(716)

Capitalized reinstatement costs	0	0	0	0	(4)	0	0	(4)	(2)

Disposal of subsidiaries	0	0	0	0	0	0	0	0	(1)

Reclassifications	0	43	(36)[4]	(13)	3	0	(43)	(47)	(52)

Foreign currency translation / unwind of discount	(1)	(13)	3	0	0	(2)	(2)	(14)	32

Balance at the end of the year	53	1,432	511	64	178 [3]	244	53	2,536	1,626

1 Includes provisions for litigation resulting from security risks and transaction processing risks. 2 Includes litigation resulting from legal, liability and compliance risks. 3 Includes reinstatement costs for leasehold improvements of CHF 97 million as of 31 December 2012 (31 December 2011: CHF 109 million) and provisions for onerous lease contracts of CHF 81 million as of 31 December 2012 (31 December 2011: CHF 111 million). 4 Reflects a reclassification to share premium of restructuring provisions related to share-based compensation. 5 Includes the release of provisions for Swiss long-service and sabbatical awards. 6 Represents amounts paid out for the intended purpose and amounts transferred to Other liabilities – Other, presented in “Note 22 Other liabilities” for liabilities, which are no longer uncertain in timing or amount.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 23b. Further information on the nominal principal amount of Loan commitments and guarantees, representing our maximum exposure to credit risk, is disclosed in Note 29c. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either a) we have not established

Financial information

Notes to the consolidated financial statements

Note 23 Provisions and contingent liabilities (continued)

a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 23a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants.

Provisions for litigation, regulatory and similar matters by segment
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center – Core Functions	Corporate Center – Legacy Portfolio	Total 31.12.12	Total 31.12.11
Balance at the beginning of the year	96	206	132	4	17	2	26	482	618
Increase in provisions recognized in the income statement	90	133	304	6	19	1,518	616	2,686	396
Release of provisions recognized in the income statement	(15)	(28)	(32)	(1)	(1)	(3)	0	(81)	(87)
Provisions used in conformity with designated purpose	(40)	(135)	(266)	(1)	(6)	(1,222)	(15)	(1,685)	(455)
Reclassifications	0	0	(95)	0	0	44	95	43	0
Foreign currency translation / unwind of discount	0	(6)	(2)	0	0	(2)	(3)	(13)	10

Balance at the end of the year	130	170	40	7	29	338	720	1,432	482

1. Municipal bonds

In 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. Approximately USD 63 million of the regulatory settlement was made available to potential claimants through a settlement fund, the majority of which has been claimed, thereby reducing the total monetary amount at issue in the class actions for UBS.

2. Auction rate securities

In 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million. UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in (i) several putative class actions, which were thereafter dismissed by the court and / or settled; (ii) arbitration and litigation claims asserted by investors relating to ARS; and (iii) arbitration and litigation claims asserted by ARS issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several pending arbitration claims filed in 2012 and 2013 alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief. In November 2012, UBS settled a consequential damages claim brought by a former customer for USD 45 million.

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. In France, a criminal investigation into allegations of illicit cross-border activity has been initiated with the appointment of a “Juge d’instruction”. We have also received inquiries from German authorities concerning certain matters relating to our cross-border business. UBS is cooperating with these inquiries, requests and investigations within the limits of financial privacy obligations under Swiss and other applicable laws.

4. Matters related to the financial crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions

376

Financial information

Note 23 Provisions and contingent liabilities (continued)

and derivatives. In February 2013, the SEC advised UBS that it is terminating its investigation of UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007 without recommending any enforcement action. UBS is in discussions with the SEC concerning UBS’s structuring and underwriting of one CDO in 2007. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the financial crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses, including one case in which plaintiffs claim losses of at least USD 331 million.

Our balance sheet at 31 December 2012 reflected a provision with respect to matters described in this item 4 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In January 2013, plaintiffs’ motion to certify the case as a class action, which UBS opposed, was granted with respect to certain claims. UBS is filing for an appeal of that decision with the Second Circuit. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements. In 2011, UBSFS entered into a settlement with the Financial Industry Regulatory Authority (FINRA) related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and up to USD 8.25 million in restitution and interest to a limited number of investors in the US. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

6. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

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

Securities Lawsuits Concerning Disclosures in RMBS Offering Documents: UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 44 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 11 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

These lawsuits include actions brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac and collectively with Fannie Mae, the GSEs), in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of at

377

Financial information

Notes to the consolidated financial statements

Note 23 Provisions and contingent liabilities (continued)

Loan repurchase demands by year received – original principal balance of loans[1]

USD million	2006–2008	2009	2010	2011	2012	through 5 March 2013	Total
Actual or agreed loan repurchases / make whole payments by UBS	11.7	1.4	0.1				13.2

Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators		77.4	1.8	45.0	141.7		265.9

Demands resolved in litigation	0.6	20.7					21.3

Demands in litigation			345.6	731.7	1,041.1		2,118.5

Demands rebutted by UBS but not yet rescinded by counterparty		3.2	1.8	290.0	243.8		538.7

Demands rescinded by counterparty	110.2	100.4	18.8	8.3			237.7

Demands in review by UBS		2.1	0.1	9.1	11.7	1.8	24.8

Total	122.5	205.1	368.2	1,084.1	1,438.3	1.8	3,220.1

1 Loans submitted by multiple counterparties are counted only once.

least USD 1.2 billion plus interest. The court denied UBS’s motion to dismiss in May 2012, but we are awaiting a decision from the US Court of Appeals for the Second Circuit on an appeal with respect to two legal issues that were the subject of UBS’s motion to dismiss. The FHFA also filed suits in 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law.

In July 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The named plaintiff’s appeal of the dismissal is pending.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including Freddie Mac, of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table above summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 5 March 2013. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, made additional loan repurchase demands totaling approximately USD 182 million in original principal balance in November and December 2012, and it is not clear when or to what extent additional demands may be made by Assured Guaranty, Freddie Mac or others.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In February 2012, Assured

Financial information

Note 23 Provisions and contingent liabilities (continued)

Guaranty filed suit against UBS RESI in New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured in part by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million at the time of the filing of the complaint, as well as compensatory and consequential losses, fees, expenses and pre-judgment interest. The case was removed to federal court, and in August 2012, the Court granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of UBS RESI’s contractual repurchase obligations, holding that only the trustee for the securitization trust has the contractual right to enforce those obligations. The Court also granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for declaratory relief. The Court denied UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of representation and warranty and breach of the commitment letters. The case is now in discovery.

In October 2012, following the Court’s holding that only the trustee may assert claims seeking to enforce UBS RESI’s repurchase obligations, the RMBS trusts at issue in the Assured Guaranty litigation filed a related action in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty had previously demanded repurchase. UBS’s motion to dismiss the suit filed by the trusts is pending. With respect to the portion of the loans subject to the suits filed by Assured Guaranty and the trusts that were originated by institutions still in existence, UBS is enforcing its indemnity rights against those institutions. At this time, UBS does not expect that it will be required to make payment for the majority of loan repurchase demands at issue in the suit brought by the RMBS trusts for at least the following reasons: (1) we reviewed the origination file and / or servicing records for the loan and concluded that the allegations of breach of representations and warranties are unfounded, or (2) a surviving originator is contractually liable for any breaches of representations and warranties with respect to loans that it originated. UBS has indemnification rights in connection with approximately half of the USD 2 billion in original principal balance of loans at issue in this suit (reflected in the “In litigation” category in the accompanying table). Additionally, in its motion to dismiss the suit filed by the trusts, UBS has asserted that, under governing transaction documents, UBS is not required to repurchase liquidated loans that were the subject of repurchase demands now at issue in this suit.

In April 2012, Freddie Mac filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. Freddie Mac seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table below, our balance sheet as of 31 December 2012 included a provision of USD 658 million with respect to matters described in this item 6. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million	31.12.12
Balance at the beginning of the year	104

Increase in provision recognized in the income statement	554

Release of provision recognized in the income statement	0

Provision used in conformity with designated purpose	0

Balance at the end of the year	658

Financial information

Notes to the consolidated financial statements

Note 23 Provisions and contingent liabilities (continued)

shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In March 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The BMIS Trustee has appealed the District Court’s decision. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007. In addition, in 2010 a criminal trial began against two current UBS employees and one former employee, together with employees from the three other banks, a former officer of Milan and a former adviser to Milan, for alleged fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. UBS Limited was also the subject (as were the three other banks) of an administrative charge, brought in the context of the criminal trial of the individuals, of failing to have in place a business organizational model to avoid the alleged misconduct by employees. In March 2012, UBS Limited and UBS Italia SIM Spa finalized a civil damages settlement agreement with Milan without any admission of liability. The settlement did not dispose of the ongoing criminal or administrative proceedings, nor did it dispose of a civil consumer group claim lodged in the criminal proceeding. In December 2012 the Milan criminal court found UBS Limited liable for the administrative offense and convicted the three UBS employees (two current and one former) of fraud against a public entity. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and pay-

Financial information

Note 23 Provisions and contingent liabilities (continued)

ment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million. Convictions have also been issued against six employees of the three other international banks, and the banks themselves were also found liable for the administrative offense.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. Florence and Tuscany have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. In April 2012, UBS AG and UBS Limited settled the existing disputes with the Region of Tuscany without any admission of liability. In January 2013, the Tuscany criminal court dismissed without further consequence a related criminal investigation. In November 2012, UBS reached civil settlements with, respectively, the Regions of Lombardy and Lazio (the latter settlement is conditional upon Lazio making certain amendments to its pleading in ongoing litigation against third parties), again without any admission of liability. An in-principle agreement has also been reached with the City of Florence. Provisions have been booked in respect of these agreed or prospective settlements.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. In March 2012, a New York state appellate court dismissed HSH’s fraud claim and affirmed the trial court’s dismissal of its negligent misrepresentation claim and punitive damages demand. As a result, the claims remaining in the case were for breach of contract and breach of the implied covenant of good faith and fair dealing. HSH has sought permission to appeal the appellate court’s decision to the New York Court of Appeals. In March 2013, the parties settled the litigation. UBS had previously provided for this potential exposure in an amount equal to the settlement amount.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemburg (LBBW), in relation to their respective swaps with KWL. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW respectively are defending against the claims and have also issued counterclaims. Additionally Depfa has added a claim against KWL to the proceedings against it and KWL has served a defense.

    The former managing director of KWL and two financial advisers were convicted on criminal charges of bribery, and are currently standing trial for related charges of embezzlement, in respect of certain KWL transactions, including swap transactions with UBS and other banks.

In 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

381

Financial information

Notes to the consolidated financial statements

Note 23 Provisions and contingent liabilities (continued)

12. Puerto Rico

In 2011, a purported shareholder derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs allege that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008. Plaintiffs seek damages of over USD 800 million, which represents plaintiffs’ estimate of the difference between the interest rate the System will pay on the bonds prior to their maturity between 2023 and 2058 and the return on the investments the System will make with the proceeds of the bond offerings before the proceeds are used to help the System meet a portion of its obligations to pensioners. UBS is named in connection with its underwriting and consulting services. Defendants, including UBS, have moved to dismiss and are awaiting a decision on that motion. The case is pending in the Commonwealth of Puerto Rico Court of First Instance. UBS is also cooperating with an SEC investigation into the bond offerings. Separately, in late 2012, an SEC administrative hearing on securities law violation charges against two UBS PR executives concluded, with a decision expected in late 2013. The charges stemmed from the SEC’s investigation of UBS PR’s sale of closed-end funds in 2008 and 2009, which UBS PR settled in April 2012.

13. LIBOR and other benchmark rates

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the DOJ, the UK Financial Services Authority (FSA), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times. The UK Parliament is conducting an inquiry into “transparency, conflicts of interest and the culture and professional standards of the financial services industry including the interaction with the criminal law”, and a narrower review by the FSA that concerns the LIBOR process is also ongoing.

In December 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS will pay a total of approximately CHF 1.4 billion in fines and disgorgement

– including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS has agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ has entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and the DOJ and UBSSJ have agreed to a sentence to be imposed on UBSSJ that would include a fine of USD 100 million, which is subject to the discretion of the sentencing court. The NPA requires UBS to pay the USD 500 million fine to DOJ within 10 days of the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing, which currently is scheduled for 15 March 2013, will be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Investigations by other government authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a

382

Financial information

Note 23 Provisions and contingent liabilities (continued)

limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TI-BOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

A number of putative class actions and other actions are pending in the federal courts in New York and other jurisdictions against UBS and numerous other banks on behalf of parties who transacted in LIBOR-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. There is a pending motion to dismiss consolidated amended complaints which were filed by certain parties. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, federal and state antitrust laws and the federal racketeering statute.

    With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2012 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

14. SinoTech Energy Limited

Since 2011, multiple putative class action complaints have been filed and consolidated in federal court in Manhattan, against Si-

noTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of its initial public offering (IPO), and its underwriters, including UBS. The second amended complaint filed in June 2012 alleges, with respect to the underwriters, that the registration statement and prospectus filed in connection with Sino-Tech’s 2010 USD 168 million IPO of American Depositary Shares, of which UBS underwrote 70%, contained materially misleading statements and omissions, including allegations regarding the authenticity and accuracy of certain asset purchase contracts purportedly entered into between SinoTech and its vendors. Plaintiff asserts violations of the US federal securities laws and seeks unspecified compensatory damages, among other relief. UBS and several other defendants have reached an agreement to settle the lawsuit, which is subject to court approval.

15. Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. On appeal, the Swiss Supreme Court ruled in October 2012 that distribution fees paid to UBS for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

In November 2012, FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients in the context of the mailing of the year-end account statements.

It is expected that the Supreme Court decision will result in a signifi cant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests will be assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

    Our balance sheet at 31 December 2012 reflected a provision with respect to matters described in this item 15 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess, particularly in view of the limited experience to date. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of

383

Financial information

Notes to the consolidated financial statements

Note 23 Provisions and contingent liabilities (continued)

such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

16. Unauthorized trading incident

The trial in connection with the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011 concluded on 20 November 2012. The defendant was found guilty on two counts of fraud and not guilty on four counts of false accounting. On 26 November 2012, FINMA and the FSA announced the findings of their joint investigation. They also announced the actions they have taken, and the FSA imposed a fine of GBP 29.7 million on UBS.

In October 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. The complaint alleges that UBS misrepresented, through its public statements and financial disclosures, that its risk controls and procedures were effective, and that the falsity of these representations became apparent when UBS disclosed the unauthorized trading incident in September 2011, a disclosure that purportedly caused UBS’s stock price to drop 10% in one day. The plaintiff seeks unspecified damages and interest, among other relief. UBS’s motion to dismiss the complaint is pending.

17. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately USD 1.1 billion, including interest and penalties. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. In February 2013, the Brazilian tax authority issued a decision that reduced our potential exposure on an assessment relating to deductions taken for goodwill amortization in connection with the 2006 acquisition of Pactual. The remaining assessment, net of this deduction, is being appealed to the next level administrative court. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts.

18. Greater Southwestern Funding

In June 2010, UBS was named as a defendant in a putative class action complaint brought in federal court in Oklahoma relating to its role as underwriter and seller in a bond offering of USD 182 million in zero coupon bonds originally issued in 1984 by Greater Southwestern Funding Corporation (GSF). The complaint alleges that GSF breached its contractual obligation to make payments on the bonds and is liable for the principal and interest due on the bonds, and that UBS is liable for GSF’s contract indebtedness under equitable theories, including a corporate “veil-piercing” claim. A class was certified in December 2011. UBS’s motion for summary judgment seeking dismissal of all claims against UBS is pending. Trial is scheduled to begin as early as April 2013.

Financial information

Additional information

Note 24 Income taxes

	For the year ended
CHF million	31.12.12	31.12.11[1]	31.12.10[1]

Tax expense/(benefit) from continuing operations
Swiss
Current	95	23	(75)
Deferred	23	1,041	640
Foreign
Current	72	83	300
Deferred	271	(246)	(1,273)

Total income tax expense / (benefit) from continuing operations	461	901	(409)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information with regard to the adoption of IAS19R.

The Swiss current tax expense of CHF 95 million relates to taxable profits, against which no losses were available to offset, earned by Swiss subsidiaries and also from the sale of real estate. The Swiss deferred tax expense of CHF 23 million relates to a decrease in recognized deferred tax assets, due to Swiss pre-tax profits earned during the year, offset by Swiss tax relief for the impairment of goodwill.

The foreign net current tax expense of CHF 72 million relates to a tax expense in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset, partly offset by a tax benefit from the release of provisions in respect of tax positions which were previously uncertain. The foreign deferred tax expense of CHF 271 million mainly reflects a tax expense for the amortization of deferred tax assets, as tax losses were used against taxable profits.

The Group made net corporate income tax payments, including Swiss and foreign taxes, of CHF 261 million, CHF 349 million and CHF 498 million in 2012, 2011, and 2010 respectively.

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax are as follows:

	For the year ended
CHF million	31.12.12	31.12.11[1]	31.12.10[1]
Operating profit/(loss) from continuing operations before tax	(1,774)	5,307	7,345
of which: Swiss	4,040	4,652	5,842
of which: Foreign	(5,814)	654	1,503

Income taxes at Swiss tax rate of 21% for 2012, and 21.5% for 2011 and 2010	(373)	1,141	1,579

Increase/(decrease) resulting from:
Applicable tax rates differing from Swiss tax rate	(684)	98	(60)
Tax effects of losses not recognized	184	939	275
Previously unrecorded tax losses now utilized	(1,342)	(8)	(1,225)
Non-taxable and lower taxed income	(417)	(1,189)	(889)
Non-deductible expenses and additional taxable income	2,205	674	1,985
Adjustments related to prior years – current tax	(216)	(171)	(261)
Adjustments related to prior years – deferred tax	1	17	3
Change in deferred tax valuation allowances	1,071	(680)	(1,813)
Adjustments to deferred tax balances arising from changes in tax rates	7	42	11
Other items	25	39	(14)

Income tax expense / (benefit) from continuing operations	461	901	(409)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information with regard to the adoption of IAS19R.

Financial information

Notes to the consolidated financial statements

Note 24 Income taxes (continued)

Certain deferred tax asset and liability movements are recognized directly in equity. In 2012 these include tax charges of CHF 581 million recognized in other comprehensive income (2011: CHF 152 million) and CHF 457 million recognized in Share premium (2011: benefit of CHF 280 million), which mainly relate to the lower valuation of deferred tax assets for net Swiss tax losses arising in previous periods. These charges were more than offset by a tax credit of CHF 1,119 million recognized in other comprehensive income related to previous years due to the retrospective adoption of IAS 19R. In addition, there were net foreign currency translation losses related to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than Swiss francs.

In the table below, the valuation allowance represents amounts that are not expected to provide a future tax benefit due to insufficient projected future taxable profits.

UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items as shown in the table below. For entities that incurred losses in either the current or preceding year, CHF 3,487 million was recognized as deferred tax assets as of 31 December 2012 (CHF 564 million as of 31 December 2011).

CHF million	31.12.12[1]			31.12.11[2]
Deferred tax assets	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Compensation and benefits	1,698	(1,047)	651	3,312	(1,995)	1,317

Tax loss carry-forwards	29,022	(23,276)	5,746	27,275	(19,226)	8,049

Trading assets	1,067	(131)	936	880	(813)	67

Other	1,235	(425)	809	1,641	(1,447)	194

Total deferred tax assets	33,021	(24,879)	8,143	33,108	(23,481)	9,627

Deferred tax liabilities
Goodwill and intangible assets			17			37

Trading assets			5			1

Property and equipment			2			1

Financial investments			2			11

Investments in associates and other			26			17

Total deferred tax liabilities			52			68

1 The deferred tax assets recognized for compensation and benefits, trading assets and other temporary differences increased in the year by CHF 1.8 billion as a result of recognizing deferred tax assets for temporary differences in advance of those on tax losses for locations where there is partial recognition of deferred tax assets. This had no impact on the overall amount of deferred tax assets recognized, as there was a corresponding reduction in the amount of deferred tax assets recognized for tax loss carry-forwards. 2  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information with regard to the adoption of IAS19R.

The deferred tax assets recognized as of 31 December 2012 in respect of tax loss carry-forwards were based on expected profitability using business plan assumptions, as adjusted to take into account the recognition criteria of IAS 12 Income taxes. If the business plan earnings and assumptions in future periods substantially deviate from the current assumptions, the amount of deferred tax assets may need to be adjusted in the future.

As of 31 December 2012, tax loss carry-forwards totaling CHF 68,125 million, which are not recognized as deferred tax assets, were available to be offset against future taxable profits. These tax losses expire as follows:

CHF million	31.12.12	31.12.11
Within 1 year	0	3

From 2 to 5 years	7,912	29

From 6 to 10 years	461	85

From 11 to 20 years	43,866	38,647

No expiry	15,886	13,309

Total	68,125	52,073

In general, Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period.

The Group provides for deferred income tax on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. As of 31 December 2012, no such earnings were considered indefinitely invested.

386

Financial information

Note 25 Derivative instruments and hedge accounting

Derivatives: overview

A derivative is a financial instrument, the value of which is derived from the value of one or more variables (“underlyings”). Underlyings may be indices, exchanges or interest rates, or the value of shares, commodities, bonds, or other financial instruments. A derivative commonly requires little or no initial net investment by either counterparty to the trade.

The majority of derivative contracts are negotiated with respect to notional amounts, tenor, price and settlement mechanisms, as is customary with other financial instruments.

Over-the-counter (OTC) contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master trading agreement (MTA) between UBS and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on organized exchanges; these are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value, and consequently reduced credit risk. During 2012, the industry continued to promote the use of Central Counterparties (CCP) to clear OTC trades. The trend toward CCP clearing and settlement will generally facilitate the reduction of systemic credit exposures.

Derivative instruments are measured at fair value and generally classified as Positive replacement values and Negative replacement values on the face of the balance sheet. Derivative instruments that trade on an exchange or through a clearing house are generally classified as Cash collateral receivable or payable on derivative instruments. They are not classified within replacement values because the change in fair value of these instruments is economically settled each day through the cash payment of variation margin. Products that receive this treatment are futures contracts, 100% daily margined exchange traded options, interest rate swaps and forward rate agreements transacted with the London Clearing House and certain credit derivative contracts.

Additionally, for presentation purposes, the Group is subject to the IFRS netting provisions for derivative contracts, if all the following conditions exist: contracts are with the same legal counterparty; the Group has legally enforceable rights to set off amounts due; the contracts have common maturity dates; and the parties intend to settle net, which may be evidenced by current practice. Changes in the replacement values of derivatives are recorded in net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships as described in Note 1a) 15).

Valuation principles and techniques applied in the measurement of derivative instruments are discussed in Note 27a. Positive replacement values represent the estimated amount the Group would receive if the derivative contract were settled in full on the balance sheet date. Negative replacement values indicate the value at which the Group would extinguish its obligations in respect of the underlying contract, were it required or entitled to do so on the balance sheet date.

Derivatives embedded in other financial instruments are not included in the table “Derivative instruments” within this Note. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract. In case where UBS applies the fair value option to hybrid instruments, bifurcation of an embedded derivative component is not required and as such, also not included in the table “Derivative instruments”. Refer to “Note 13 Financial asset designated at fair value” and “Note 20 Financial liabilities designated at fair value” for more information.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below, the Group is engaged in extensive high volume market-making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in Note 27c.

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

The main products and underlyings, that the Group uses are:
–	Interest rate contracts: Interest rate products include interest rate swaps, forward rate agreements, swaptions and caps and floors.
–	Credit derivatives: Credit default swaps (CDSs) are the most common form of a credit derivative, under which the party

Financial information

Notes to the consolidated financial statements

Note 25 Derivative instruments and hedge accounting (continued)

buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following the occurrence of a contractually defined credit event with respect to a specified third-party credit entity. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity, and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is generally terminated. More information on credit derivatives is included in a separate section below.

–

Total return swaps (TRSs): TRSs are employed in both the Investment Bank’s fixed income and equity trading businesses with underlyings which are generally equity or fixed income indices, loans or bonds. TRSs are structured with one party making payments based on a set rate, either fixed or variable, plus any negative changes in fair value of an underlying asset, and the other party making payments based on the return of the asset, which includes both income it generates and any positive changes in its fair value.

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

The replacement values presented on UBS’s balance sheet include netting in accordance with IFRS requirements (refer to Note 1a) 35), which is more restrictive than netting in accordance with Swiss Federal Banking law. Swiss Federal Banking law netting is generally based on close-out netting arrangements that are enforceable in case of insolvency. The positive and negative replacement values based on netting in accordance with Swiss Federal Banking law (factoring in cash collateral) are presented on the bottom of the table on the next pages.

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

Financial information

Note 25 Derivative instruments and hedge accounting (continued)

Derivative instruments1

	31.12.12					31.12.11
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values3,[5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3],[5]
Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts[6]	0.8	481.0	0.8	443.8	1,329.6	2.0	1,610.0	2.3	1,637.4	0.0

Swaps[7]	223.3	3,933.5	196.1	3,789.2	14,276.3	247.3	5,264.5	226.1	5,162.2	18,568.1

Options	43.6	1,210.5	44.6	1,200.2	0.0	46.7	1,173.2	48.0	1,185.2	0.0

Exchange-traded contracts[8]

Futures					759.0					924.3

Options	0.0	3.0	0.0	0.0	725.5	0.0	124.0	0.0	127.8	526.2

Agency transactions[9]	0.0		0.0			0.1		0.1

Total	267.8	5,628.0	241.5	5,433.2	17,090.4	296.1	8,171.7	276.4	8,112.6	20,018.6

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	36.3	1,092.3	33.9	1,044.3	236.4	66.6	1,292.2	62.9	1,238.0	172.4

Total rate of return swaps	0.4	2.4	0.4	3.3	0.0	0.6	2.4	0.5	2.0	0.0

Options and warrants	0.0	3.1	0.0	0.5	0.0	0.1	3.6	0.1	4.6	0.0

Total	36.7	1,097.8	34.3	1,048.1	236.4	67.3	1,298.1	63.5	1,244.6	172.4

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	11.6	690.3	12.4	689.6	0.0	15.7	648.3	14.9	610.5	0.0

Interest and currency swaps	76.9	2,382.0	80.9	2,193.2	0.0	75.7	2,177.4	85.5	2,165.5	0.0

Options	5.1	395.1	5.2	329.3	0.0	5.8	367.8	5.8	346.4	0.0

Exchange-traded contracts

Futures					13.8					12.2

Options	0.0	0.6	0.0	0.6	0.0	0.0	0.1	0.0	0.6	0.0

Agency transactions[9]	0.0		0.0			0.0		0.0

Total	93.5	3,467.9	98.5	3,212.7	13.8	97.2	3 193.7	106.3	3,123.0	12.2

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	2.7	41.7	3.3	47.0	0.0	2.8	38.3	3.0	39.0	0.0

Options	8.4	84.8	7.4	98.3	0.0	8.7	69.0	8.9	86.9	0.0

Exchange-traded contracts[8]

Futures					16.6					10.6

Options	2.4	94.9	3.3	106.8	17.7	3.3	84.6	3.7	85.2	4.1

Agency transactions[9]	2.4		2.4			3.9		4.2

Total	15.9	221.4	16.4	252.1	34.3	18.8	191.8	19.8	211.1	14.7

Table continues on the next page.

Financial information

Notes to the consolidated financial statements

Note 25 Derivative instruments and hedge accounting (continued)

Derivative instruments1 (continued)

Table continued from previous page.

	31.12.12					31.12.11
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values3, [5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3],[5]
Commodities contracts

Over-the-counter (OTC) contracts

Forward contracts	1.4	22.9	1.4	21.8	0.0	2.8	29.9	2.3	21.4	0.0

Options	1.0	35.2	1.2	41.7	0.0	1.6	30.4	2.1	28.1	0.0

Exchange-traded contracts[8]

Futures					14.4					17.1

Forward contracts	0.4	23.3	0.4	21.2	0.0	0.1	36.7	0.2	35.0	0.0

Options	0.1	6.4	0.1	7.0	1.2	0.0	4.4	0.0	6.3	0.6

Agency transactions[9]	0.9		0.9			2.3		2.4

Total	3.8	87.9	4.0	91.7	15.6	6.9	101.3	7.0	90.9	17.7

Unsettled purchases of non-derivative financial assets[10]	0.2	20.4	0.1	8.7	0.0	0.2	39.8	0.2	10.7	0.0

Unsettled sales of non-derivative financial assets[10]	0.1	8.9	0.2	19.0	0.0	0.1	17.9	0.2	30.2	0.0

Total derivative instruments, based on IFRS netting	418.0	10,532.4	395.1	10,065.4	17,390.4	486.6	13,014.3	473.4	12,823.1	20,235.6

Replacement value netting, based on capital adequacy rules	(327.3)		(327.3)			(383.3)		(383.3)

Cash collateral netting, based on capital adequacy rules	(49.4)		(17.4)			(45.6)		(28.0)

Total derivative instruments, based on capital adequacy netting[11]	41.3		50.4			57.7		62.1

1  Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table; these derivatives amount to a PRV of CHF 0.4 billion (2011: CHF 1.1 billion) (related notional values of CHF 3.9 billion [2011: CHF 24.8 billion]) and an NRV of CHF 0.2 billion (2011: CHF 0.2 billion) (related notional values of CHF 13.6 billion [2011: CHF 9.3 billion]).  2  PRV: Positive replacement value.  3  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.  4  NRV: Negative replacement value.  5  Receivables resulting from these derivatives are recognized on our balance sheet under Cash collateral receivables on derivative instruments totaling CHF 3.3 billion (2011: CHF 2.4 billion). Payables resulting from these derivatives are recognized on our balance sheet under Cash collateral payables on derivative instruments totaling CHF 4.0 billion (2011: CHF 2.7 billion).  6  Negative replacement values as of 31 December 2012 include CHF 0.1 billion related to derivative loan commitments (31 December 2011: 0.2 billion). No notional amounts related to these replacement values are included the table. The maximum irrevocable amount related to these commitments was CHF 6.3 billion as of 31 December 2012 (31 December 2011: CHF 6.1 billion).  7  In 2012, we corrected the allocation of notional values for 31 December 2011. Notional values related to positive replacement values for interest rate contracts (OTC swaps) were reduced by CHF 1,397 billion. Notional values related to negative replacement values for interest rate contracts (OTC swaps) were reduced by CHF 1,399 billion. Correspondingly, Other notional values were increased by CHF 2,796 billion.  8  In 2012, the presentation of notional values of exchange traded daily-margined options was changed. Notional values related to these instruments are now reported on the disclosure line options. Previously, notional values related to these instruments were reported on the disclosure line futures. The comparative period was restated for this change. As a result, other notional values for exchange traded interest rate contracts – options for 31 December 2011 were changed from CHF 0.0 billion to CHF 526.2 billion, with a corresponding decline to other notional values for exchange traded interest rate contracts – futures. Similarly, other notional values for exchange traded equity/index contracts – options for 31 December 2011 were changed from CHF 0.0 billion to CHF 4.1 billion, with a corresponding decline to other notional values for exchange traded equity index contracts – futures. Lastly, other notional values for exchange traded commodities contracts – options for 31 December 2011 were changed from CHF 0.0 billion to CHF 0.6 billion, with a corresponding decline to other notional values for exchange traded commodities contracts – futures.  9  Notional values of exchange-traded agency transactions are not disclosed due to their significantly different risk profile.  10  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.   11  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law.

The maturity profile of OTC interest rate contracts held as of 31 December 2012, based on notional values, is as follows: approximately 37% (2011: 42%, 2010: 45%) mature within one year, 38% (2011: 35%, 2010: 33%) within 1 to 5 years and 25% (2011: 23%, 2010: 22%) over 5 years. Notional values of interest rate contracts cleared with The London Clearing House are presented under “other notional values” and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify, or reduce, current or expected risks. Trading activities include market making to directly support the facilitation and execution of client activity. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume.

Credit derivatives

UBS is an active dealer in the fixed income market, including CDSs and related products, with respect to a large number of issuers’ securities. The primary purpose of these activities is for the benefit of UBS’s clients through market making activities and for the ongoing hedging of trading book exposures.

Market making activity consists of buying and selling single-name CDSs, index CDSs, loan CDSs and related referenced cash instruments to facilitate client trading activity. UBS also actively

390

Financial information

Note 25 Derivative instruments and hedge accounting (continued)

utilizes CDSs to economically hedge specific counterparty credit risks in its accrual loan portfolio and off-balance sheet loan portfolio (including loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios.

è	Refer to “Note 13 Financial assets designated at fair value”
è	Refer to “Note 20 Financial liabilities designated at fair value”
è	Refer to “Note 29c Maximum exposure to credit risk”

In addition, UBS actively utilizes CDSs to economically hedge specific counterparty credit risks in its OTC derivative portfolios including financial instruments which are designated at fair value through profit or loss. During the fourth quarter of 2012, UBS announced an Investment Bank strategy change which resulted in a focus on certain types of client facilitation business and resulted in reduced market making activity. As a result, CDS activity be came increasingly used for economic hedging purposes.

The tables below provide further details on credit protection bought and sold, including replacement and notional value information by instrument type and counterparty type. The value of protection bought and sold is not, in isolation, a measure of UBS’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDSs, and in connection with collateral arrangements in place. On a notional value basis, credit protection bought and sold as of 31 December 2012 matures in a range of approximately 22% (2011: 18%) within one year, approximately 69% (2011: 69%) within 1 to 5 years and approximately 8% (2011: 13%) after 5 years.

Credit derivatives – by type of instrument

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single name credit default swaps	14.7	11.0	813.8	11.1	13.1	781.7

Multi-name index linked credit default swaps	6.1	1.5	376.7	2.7	6.0	369.4

Multi-name other credit default swaps	0.8	1.2	17.7	1.0	1.2	13.7

Total return swaps	0.4	0.3	4.2	0.0	0.1	1.5

Credit default swap options	0.0	0.0	3.1	0.0	0.0	0.5

Total 31 December 2012	21.9	13.9	1,215.5	14.8	20.4	1,166.7

of which: credit derivatives related to economic hedges	21.8	13.4	1,166.4	14.3	20.3	1,117.3

of which: credit derivatives related to market making	0.1	0.5	48.9	0.5	0.1	49.4

Total 31 December 2011	63.2	2.9	1,392.6	4.0	60.5	1,322.5

Credit derivatives by counterparty

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	5.1	3.0	255.4	3.1	5.5	254.7

Banks	12.8	10.1	752.3	10.8	13.8	741.3

Central clearing counterparties	0.0	0.0	132.6	0.0	0.0	106.3

Other	4.0	0.8	75.2	0.8	1.1	64.5

Total 31 December 2012	21.9	13.9	1,215.5	14.8	20.4	1,166.7

Total 31 December 2011	63.2	2.9	1,392.6	4.0	60.5	1,322.5

Financial information

Notes to the consolidated financial statements

Note 25 Derivative instruments and hedge accounting (continued)

UBS’s credit derivatives are usually traded as OTC contracts. Since 2009, in line with the broader derivatives industry, a number of initiatives have been launched in both the US and Europe to establish CCP solutions for OTC CDS contracts with the aim of reducing counterparty risk. UBS, along with other dealer members, has continued to participate in these initiatives during 2012.

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

Contingent collateral features of derivative liabilities

Certain derivative payables contain contingent collateral or termination features triggered upon a downgrade of the published credit rating of the Group in the normal course of business. Based on UBS’s credit ratings as of 31 December 2012, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 2.9 billion, CHF 5.8 billion and CHF 6.0 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively, in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings.

Derivatives transacted for hedging purposes

Derivatives used for structural hedging

The Group enters into derivative transactions for the purposes of hedging risks inherent in assets, liabilities and forecast transactions. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

Derivative transactions that qualify and are designated as hedges for accounting purposes are described under the corresponding headings in this note (fair value hedges, cash flow hedges and hedges of net investments in foreign operations). The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a) 15), under which terms used in the following sections are explained.

The Group has also entered into various hedging strategies utilizing derivatives for which hedge accounting has not been applied. These include interest rate swaps and other interest rate derivatives (e.g. futures) for day-to-day economic interest rate risk management purposes. In addition, the Group has used equity futures, options and, to a lesser extent, swaps for economic hedging in a variety of equity trading strategies to offset underlying equity and equity volatility exposure. The Group has also entered into CDSs that provide economic hedges for credit risk exposures (refer to the credit derivatives section). Fair value changes of derivatives that are part of economic relationships, but do not qualify for hedge accounting treatment, are reported in Net trading income, except for forward points on short duration foreign exchange contracts which are reported in Net interest income.

Fair value hedges: interest rate risk related to debt issued

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g. long-term fixed-rate debt issued) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were assets of CHF 3,028 million as of 31 December 2012 and assets of CHF 2,422 million and liabilities of CHF 16 million as of 31 December 2011.

Fair value hedges of interest rate risk related to debt issued

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10
Gains / (losses) on hedging instruments	537	1,203	402

Gains / (losses) on hedged items attributable to the hedged risk	(581)	(1,172)	(383)

Net gains / (losses) representing ineffective portions of fair value hedges	(44)	31	19

Financial information

Note 25 Derivative instruments and hedge accounting (continued)

Fair value hedges: portfolio interest rate risk related to loans

The Group also applies fair value hedge accounting to mortgage loan portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included in Other assets on the balance sheet. The fair value of outstanding interest rate derivatives designated for these hedges as of 31 December 2012 were assets of CHF 1 million and liabilities of CHF 1,208 million (31 December 2011: liabilities of CHF 1,389 million).

Fair value hedge of portfolio of interest rate risk related to loans

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10
Gains/(losses) on hedging instruments	139	(461)	35

Gains/(losses) on hedged items attributable to the hedged risk	(159)	452	(60)

Net gains/(losses) representing ineffective portions of fair value hedges	(20)	(9)	(25)

Cash flow hedges of forecasted transactions

The Group is exposed to variability in future interest cash flows on non-trading financial assets, and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 16 years. The table below shows forecasted principal balances on which expected interest cash flows arise as of 31 December 2012. Amounts shown in the table below represent, by time bucket, average assets and liabilities subject to forecasted cash flows designated as hedged items in cash flow hedge accounting relationships.

As of 31 December 2012, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 7,764 million assets and CHF 3,046 million liabilities and as of 31 December 2011 the amounts were CHF 7,450 million assets and CHF 3,583 million liabilities. In 2012, a gain of CHF 158 million was recognized in Net trading income due to hedge ineffectiveness, compared with losses of CHF 38 million and CHF 22 million in 2011 and 2010, respectively.

At the end of 2012 and 2011, gains of CHF 3 million and CHF 7 million associated with de-designated interest rate swaps were deferred in OCI. They will be removed from OCI when the previously hedged forecasted cash flows affect net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from OCI to Net interest income relating to de-designated swaps was a CHF 4 million net gain in 2012, a CHF 11 million net gain in 2011 and a CHF 28 million net gain in 2010.

Principal balances subject to cash flow forecasts

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years
Assets	80	173	54	28	2

Liabilities	26	62	14	6	0

Net balance	54	111	41	22	2

Financial information

Notes to the consolidated financial statements

Note 25 Derivative instruments and hedge accounting (continued)

Hedges of net investments in foreign operations

With effect from fourth quarter 2011, the Group started to apply hedge accounting for certain net investments in foreign operations. As of 31 December 2012, the positive replacement values and negative replacement values of FX derivatives (mainly FX swaps) designated as hedging instruments in net investment hedge accounting relationships were CHF 103 million and CHF 45 million, respectively (31 December 2011: positive replacement values of CHF 10 million and negative replacement values of CHF 40 million). As of 31 December 2012, the underlying hedged structural exposures in several currencies amounted to CHF 4.8 billion (31 December 2011: CHF 4.8 billion). Hedges of structural FX exposures in currencies other than USD may comprise of two jointly designated derivatives as the foreign currency risk may be hedged against USD first and then converted into Swiss francs, the presentation currency of the Group, as part of a separate FX derivative transaction. The aggregated notional amount of designated hedging derivatives as of 31 December 2012 was CHF 9.2 billion in total (31 December 2011: CHF 9.6 billion) including CHF 4.8 billion notional values related to USD versus CHF swaps and CHF 4.4 billion notional values related to derivatives hedging foreign currencies (other than USD) versus the USD. The effective portion of gains and losses of these FX swaps is transferred directly to OCI to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure resulting in the accumulation of FCT on the level of individual foreign branches and subsidiaries and hence on the total FCT OCI of the Group.

Also with effect from the fourth quarter 2011, UBS began to designate certain non-derivative foreign currency financial assets and liabilities of foreign branches or subsidiaries as hedging instruments in net investment hedge accounting arrangements. The FX translation difference recorded in FCT OCI of the non-derivative hedging instrument of one foreign entity offsets the structural FX exposure of another foreign entity. Therefore, the aggregated FCT OCI of the Group is unchanged from this hedge designation. As of 31 December 2012, the nominal amount of non-derivative financial assets and liabilities designated as hedging instruments in such net investment hedges was CHF 16.1 billion and CHF 16.1 billion, respectively (31 December 2011: CHF 16.9 billion non-derivative financial assets and CHF 16.9 billion non-derivative financial liabilities). No material ineffectiveness of hedges of net investments in foreign operations was recognized in the income statement in 2012 and 2011.

Undiscounted cash flows

The table below provides undiscounted cash flows of all derivative instruments designated in hedge accounting relationships. Interest rate swap cash flows include cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2012.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)
CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps

Cash inflows		0	0	3	10	3	17

Cash outflows		0	0	2	6	3	11

FX swaps / forwards

Cash inflows		9					9

Cash outflows		9					9

Net cash flows	0	0	0	1	4	0	6

Financial information

Note 26 Operating lease commitments

As of 31 December 2012, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions, as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options, nor do they impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.12
Expenses for operating leases to be recognized in:

2013	808

2014	744

2015	664

2016	546

2017	539

2018 and thereafter	2,409

Subtotal commitments for minimum payments under operating leases	5,710

Less: Sublease rental commitments under non-cancellable leases	432

Net commitments for minimum payments under operating leases	5,278

CHF million	31.12.12	31.12.11	31.12.10
Gross operating lease expense recognized in the income statement	860	837	1,057

Sublease rental income	87	84	97

Net operating lease expense recognized in the income statement	773	754	960

Financial information

Notes to the consolidated financial statements

Note 27 Fair value of financial instruments

a) Valuation principles

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Financial instruments classified as held for trading or designated at fair value through profit or loss, and financial assets classified as available for sale are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value of a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities with offsetting market risks, fair value is estimated by valuing the gross long and short positions at current mid-market prices, with an adjustment at the portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate.

Where the market for a financial instrument is not active, fair value is established using a valuation technique or pricing model. Valuation techniques and models involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique or model, but are nevertheless a component of the market pricing for such products. Based on the established fair value and model governance policies and related controls and procedures applied, management believes that these valuation adjustments are a necessary and appropriate component of the valuation for financial instruments carried at fair value on the balance sheet.

When entering into a transaction where model inputs are not market observable, the financial instrument is initially recognized at the transaction price, which is generally the best indicator of fair value. This may differ from the value obtained from the valuation model. Refer to “Note 27d Deferred day 1 profit or loss” for more information. The timing of the recognition in profit and loss of this initial difference in fair value depends on the individual facts and circumstances of each transaction, but is never later than when the market data become observable.

Valuation techniques and pricing models

UBS uses widely recognized valuation techniques for determining fair values of less complex financial instruments. The most frequently applied valuation techniques and pricing models include discounted cash flow, relative value and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques generally recognized as standard within the industry.

Valuation models are used primarily to value derivatives transacted in the over-the-counter (OTC) market, unlisted equity and debt securities (including those with embedded derivatives), and other fair valued debt instruments for which markets were not active. Market-observable assumptions and inputs are used where available, and derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. Little, if any, weight is placed on transaction prices when calculating the fair value where the transactions are not orderly (i.e., distressed or forced). For positions where observable inputs are not available for some or all parameters, UBS determines these non-market-observable inputs to be used in its valuation models based on a combination of historical experience, derivation of parameter levels based upon similar products with observable price levels and knowledge of current market conditions and modeling approaches. Assumptions and inputs used in valuation techniques and models include benchmark interest rate curves, credit spreads and other premiums used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation.

The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation adjustments, trading restrictions and other factors when such factors would be considered by market participants.

Interest rate curves

UBS uses various market-derived interest rate curves for valuing its financial instruments. The curves used for discounting cash flows in the valuation of the collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument in question. Financial liabilities designated at fair value are measured using UBS’s funds transfer price curve. Financial assets designated at fair value are valued consistent with the curve used for the particular product. Uncollateralized credit exposure is evaluated under our credit risk control framework. For the valuation of uncollateralized derivative instruments, UBS generally employs a LIBOR flat curve.

Financial information

Note 27 Fair value of financial instruments (continued)

Counterparty credit risk in the valuation of OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments

In order to estimate fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated market value of protection required to hedge counterparty credit risk from counterparties in UBS’s OTC derivatives portfolio, derivatives embedded in funded assets designated at fair value and in traded debt instruments. CVA depends on expected future exposures, default probabilities and recovery rates, and also takes into consideration collateral or netting arrangements, break clauses and other contractual factors.

UBS’s own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, predominately to align it with the CVA methodology as described in the preceding section. DVA represents the theoretical cost to counterparties of hedging their UBS credit risk exposure or the credit risk reserve that a counterparty could reasonably be expected to hold against their credit risk exposure to UBS. DVA takes into account collateral, netting agreements, expected future mark-to-market movements, and UBS’s credit default spreads to determine the exposure from the perspective of the counterparty.

As of 31 December 2012 and 2011, respectively, CVA and DVA for derivative financial instruments (replacement values) were as follows:

CVA and DVA for derivative financial instruments
CHF billion	31.12.12	31.12.11
DVA

Gain / (loss) for the year ended	(0.4)	0.2

Life-to-date gain / (loss)	0.4	0.8

CVA[1]
Gain / (loss) for the year ended[2]	1.1	(0.8)

of which: Monoline credit protection – negative basis trades	0.2	(0.3)

of which: Monoline credit protection – other	0.1	(0.1)

of which: Other instruments	0.8	(0.4)

Life-to-date gain / (loss)	(0.9)	(2.9)

of which: Monoline credit protection – negative basis trades	(0.3)	(1.3)

of which: Monoline credit protection – other	(0.1)	(0.2)

of which: Other instruments	(0.6)	(1.4)

1 Amounts do not include reserves against defaulted counterparties. 2 Amounts do not include commutations.

Financial information

Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

The Group’s own credit risk is reflected in the valuation of those financial liabilities designated at fair value, if the Group’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments for which it is established market practice not to include them.

Own credit changes are calculated based on a funds transfer price (FTP) curve, which the Group uses to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS paper and the levels at which UBS medium-term notes (MTNs) are currently issued. The FTP curve is used by UBS to value uncollateralized funding transactions designated at fair value and is considered to be representative of UBS credit risk, reflecting the premium that market participants require to purchase UBS MTNs.

The effects of own credit adjustments related to Financial liabilities designated at fair value (predominantly issued structured products) as of 31 December 2012 and 2011, respectively, are summarized in the table on the next page.

Own credit on financial liabilities designated at fair value

	As of or for the year ended
CHF million	31.12.12	31.12.11	31.12.10
Gain / (loss) for the year ended	(2,202)	1,537	(548)

of which: credit spread related only	(2,338)	1,526	(471)

Life-to-date gain / (loss)	(292)	1,934	237

Year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of volume changes, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. Own credit amounts are also impacted by foreign currency movements.

During 2012, we improved our own credit calculation methodology through system changes that enabled us to produce a more refined estimate of the impact of changes in our credit curve spread since issuance. The improved methodology compares the current valuation of the instrument using current market data with the valuation using the same current market data but the trade date FTP curve, either on a risk based or full revaluation basis. Previously, the current impact of the full FTP spread over LIBOR was compared with the unamortized impact of the full FTP spread at trade date. This methodology change resulted in an own credit gain on financial liabilities designated at fair value of CHF 217 million. Valuation methodologies and systems used across the market to estimate the own credit effects for both derivatives and financial liabilities designated at fair value continue to evolve. As such, we expect further enhancements to our own credit calculation going forward.

As of 31 December 2012, a 1 basis point increase in the UBS credit spread over LIBOR is expected to result in an own credit gain of approximately CHF 15.6 million.

Reflection of market liquidity risk in fair value estimates

Fair value estimates incorporate the effects of market liquidity risk in the relevant markets. Market liquidity risk is the risk that a loss is incurred in neutralizing the exposure to a position or of a portfolio by either liquidating the position or portfolio or establishing an offsetting market risk position. A liquidity adjustment is therefore made to provide for the expected cost of covering open market risk exposure within a portfolio or position. Liquidity adjustments are bid / offer adjustments taken where a net open risk position is retained and the model on which it is valued is calibrated to mid market. Valuations based on models incorporate liquidity or risk premiums either implicitly (e.g., by calibrating to market prices that incorporate such premiums) or explicitly.

Reflection of model uncertainty in fair value estimates

Uncertainties associated with the use of model-based valuations are incorporated into the estimate of fair value through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, UBS considers a range of market practices and how it believes other market

Financial information

Note 27 Fair value of financial instruments (continued)

participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, consensus pricing services, and other relevant sources.

Valuation processes

UBS’s fair value and model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the businesses. The objective of the independent-price-verification process is to independently corroborate the business’s estimates of fair value against available market information. By benchmarking the business’s fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent-price-verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and difficult to observe parameters) to price a specific product in its own specific market. An independent model review group evaluates UBS’s valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’s estimate of fair value to either align with independent market information or financial accounting standards.

Financial information

Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

b) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at year-end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques1

	31.12.12				31.12.11
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading[2]	91.3	46.8	5.7	143.8	99.4	55.7	7.8	162.8

of which: assets pledged as collateral which may be sold or repledged by counterparties	38.7	5.8	0.2	44.7	33.2	6.2	0.5	39.9

Positive replacement values	2.9	407.0	8.1	418.0	3.4	469.2	13.9	486.6

of which:

Interest rate contracts	0.0	267.3	0.4	267.8	0.4	294.9	0.9	296.2

Credit derivative contracts	0.0	33.0	3.6	36.7	0.0	58.4	8.8	67.3

Foreign exchange contracts	0.3	92.0	1.2	93.5	0.4	94.8	2.0	97.2

Equity / index contracts	2.2	10.9	2.9	15.9	2.6	14.2	2.2	19.1

Commodities contracts	0.1	3.8	0.0	3.8	0.0	6.9	0.0	6.9

Financial assets designated at fair value	0.1	4.1	4.9	9.1	0.7	6.9	2.7	10.3

Financial investments available-for-sale	48.5	16.9	0.9	66.4	34.8	17.7	0.6	53.2

Total assets	142.8	474.9	19.7	637.3	138.4	549.5	25.0	712.9

Trading portfolio liabilities	28.6	5.4	0.2	34.2	30.4	8.4	0.6	39.5

Negative replacement values	2.9	385.7	6.5	395.1	3.5	459.1	10.8	473.4

of which:

Interest rate contracts	0.0	241.1	0.4	241.5	0.4	275.7	0.3	276.5

Credit derivative contracts	0.0	31.0	3.3	34.3	0.0	56.3	7.1	63.4

Foreign exchange contracts	0.3	96.7	1.5	98.5	0.4	103.6	2.3	106.3

Equity / index contracts	2.2	12.9	1.3	16.4	2.7	16.5	0.9	20.1

Commodities contracts	0.1	3.9	0.0	4.0	0.0	6.9	0.1	7.0

Financial liabilities designated at fair value	0.0	78.2	14.7	92.9	0.0	76.9	12.1	89.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.3	0.0	15.3	0.0	16.4	0.0	16.4

Total liabilities	31.4	484.7	21.4	537.4	34.0	560.8	23.5	618.2

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 December 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.2 billion (of which CHF 0.4 billion were net level 3 assets and CHF 0.1 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets), were recognized on our balance sheet within Debt issued. 2  Financial assets held for trading do not include precious metals and commodities.

Transfers between level 1 and level 2 in the fair value hierarchy

Trading assets and liabilities totaling approximately CHF 6.2 billion and CHF 4.1 billion, respectively, were transferred from level 2 to level 1 during 2012. These transfers mainly related to debt instruments and were largely driven by improvements in the Eurozone government debt markets.

Financial investments available-for-sale of approximately CHF 3.6 billion were transferred from level 2 to level 1 during 2012,

also driven by improvements in the Eurozone government debt markets.

Trading assets of approximately CHF 4.7 billion and trading liabilities of approximately CHF 1.7 billion were transferred from level 1 to level 2 during 2012. These transfers mainly related to debt instruments where volumes and frequency of trades declined below the thresholds of an active market, as defined in UBS’s valuation governance principles.

Financial information

Note 27 Fair value of financial instruments (continued)

Movements of level 3 instruments

			Derivative instruments
CHF billion	Financial assets held for trading[1]	Financial assets designated at fair value	Positive replacement values	Negative replacement values	Financial liabilities designated at fair value
Balance as of 31 December 2010	10.8	0.5	12.4	10.4	14.0

Total gains / losses included in the income statement	(0.4)	0.0	1.9	0.7	(0.5)

Net trading income	(0.6)	0.0	1.9	0.7	(0.5)

Other	0.2	0.0	0.0	0.0	0.1

Purchases, sales, issuances and settlements	(2.2)	2.1	(1.1)	(0.5)	0.4

Purchases	2.5	0.0	0.0	0.0	0.0

Sales	(4.7)	0.0	0.0	0.0	0.0

Issuances	0.0	2.3	3.3	1.7	5.2

Settlements	0.0	(0.2)	(4.4)	(2.2)	(4.8)

Transfers into or out of level 3	(0.4)	0.1	0.6	0.1	(2.0)

Transfers into level 3	1.0	0.1	1.7	1.3	1.8

Transfers out of level 3	(1.4)	0.0	(1.1)	(1.2)	(3.8)

Foreign currency translation	0.1	0.0	0.1	0.1	0.0

Balance as of 31 December 2011	7.8	2.7	13.9	10.8	12.1

Balance as of 31 December 2011	7.8	2.7	13.9	10.8	12.1

Total gains / losses included in the income statement	(1.1)	0.1	(2.9)	(1.3)	1.4

Net trading income	(1.1)	0.1	(2.9)	(1.3)	1.9

of which: related to level 3 instruments held at the end of the reporting period	(0.3)	0.0	(1.2)	(0.3)	1.1

Other	0.0	0.0	0.0	0.0	(0.4)

of which: related to level 3 instruments held at the end of the reporting period	0.0	0.0	0.0	0.0	0.0

Purchases, sales, issuances and settlements	(0.1)	1.7	(2.2)	(2.8)	0.0

Purchases	1.0	0.0	0.0	0.0	0.0

Sales	(7.2)	0.0	0.0	0.0	0.0

Issuances	6.1	2.7	1.2	1.1	5.9

Settlements	0.0	(1.0)	(3.4)	(3.9)	(6.0)

Transfers into or out of level 3	(0.5)	0.6	(0.1)	0.4	0.6

Transfers into level 3	2.4	0.6	2.1	2.7	5.9

Transfers out of level 3	(3.0)	0.0	(2.3)	(2.3)	(5.3)

Foreign currency translation	(0.3)	(0.3)	(0.5)	(0.5)	0.6

Balance as of 31 December 2012	5.7	4.9	8.1	6.5	14.7

  1   Includes assets pledged as collateral which may be sold or repledged by counterparties.

401

Financial information

Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

Material changes in level 3 instruments

As of 31 December 2012, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:

–	structured rates and credit positions, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes (RLN);
–	financial instruments linked to the US and European residential and US and non-US commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS); and
–	lending-related products.

The significant movements in level 3 instruments during the year ended 31 December 2012 are described below.

Financial assets held for trading

Financial assets held for trading decreased from CHF 7.8 billion to CHF 5.7 billion during the year. Sales of CHF 7.2 billion, consisting mainly of commercial mortgage loans, commercial loans, corporate bonds, US subprime super senior CDO and non-US RLN, were partially offset by issuances of CHF 6.1 billion, which were primarily comprised of commercial mortgage loans and commercial loans, and purchases of CHF 1.0 billion, mainly corporate bonds. Total net losses included in the income statement were CHF 1.1 billion. Transfers into and out of level 3 during the period amounted to CHF 2.4 billion and CHF 3.0 billion, respectively. Transfers into level 3 were comprised primarily of corporate bonds and commercial loans due to the reduced observability of credit spread inputs. Transfers out of level 3 were comprised primarily of corporate bonds due to an improvement in the availability of observable credit spread data, equity related products as a reduction in instrument maturity moved volatility and dividend model inputs into tenors for which a hedge market was observable, and CMBS CDO as the availability of market-based price information improved confidence around discount margin and pricing inputs.

Financial assets designated at fair value

Financial assets designated at fair value increased from CHF 2.7 billion to CHF 4.9 billion, mainly due to the issuance of CHF 2.7 billion of structured financing trades and transfers into level 3 of CHF 0.6 billion. These increases were partially offset by settlements, which were comprised mainly of structured financing trades totaling CHF 1.0 billion.

Positive replacement values

Positive replacement values decreased from CHF 13.9 billion to CHF 8.1 billion during the year as issuances of CHF 1.2 billion, primarily comprised of structured credit positions, were more than offset by settlements of CHF 3.4 billion, which were comprised primarily of structured credit positions, corporate CDS and US subprime super senior CDO. Net trading losses included in the income statement were CHF 2.9 billion. Transfers into and out of level 3 were CHF 2.1 billion and CHF 2.3 billion, respectively, and were comprised primarily of corporate CDS, structured rates positions and structured credit bespoke CDO, resulting from changes in the availability of observable inputs for credit spread and rates volatility data and changes in the correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values decreased from CHF 10.8 billion to CHF 6.5 billion during the year primarily due to settlements of CHF 3.9 billion, which mainly included structured credit positions, corporate CDS and CMBS CDO, and net trading gains of CHF 1.3 billion. This decrease was partially offset by issuances of structured credit positions totaling CHF 1.1 billion. Transfers into and out of level 3 amounted to CHF 2.7 billion and CHF 2.3 billion, respectively, and were comprised primarily of structured credit bespoke CDO, corporate CDS, index tranche CDS, structured rates and structured credit positions, resulting from changes in the availability of observable inputs for credit spread and rates volatility data and changes in the correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased from CHF 12.1 billion to CHF 14.7 billion during the year due to issuances of CHF 5.9 billion, which were comprised primarily of structured financing trades, credit- and interest rate-linked notes, net losses of CHF 1.4 billion and foreign currency movements of CHF 0.6 billion. These increases were partially offset by settlements of CHF 6.0 billion, comprised primarily of structured financing trades and credit- and equity-linked notes. Transfers into and out of level 3 amounted to CHF 5.9 billion and CHF 5.3 billion, respectively. Transfers into level 3 consisted primarily of equity- and interest rate-linked notes as a reduction in observable volatility inputs impacted the embedded options in these structures. Transfers out of level 3 consisted primarily of credit-, equity- and interest rate-linked notes and were driven in part by a reduction over time of the maturity of the underlying notes such that volatility inputs became observable, and also by improved observability of credit spread, equity and rate volatility and equity dividend inputs.

Financial information

Note 27 Fair value of financial instruments (continued)

Sensitivity information

Included in the fair value estimates of financial instruments carried at fair value on the balance sheet are financial instruments for which fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. Consequently, there may be uncertainty about a valuation which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or from other elements affecting the valuation technique or model.

To estimate the effect of changing the unobservable inputs to a reasonably possible alternative assumption, UBS performed a sensitivity analysis on its level 3 financial instruments, which are measured using valuation techniques, and for which significant inputs are unobservable in the markets in which the underlying products are transacted. The fair values of these financial instruments were adjusted by zero to 25 percent. These adjustments were determined by product type based on the professional judgment of control functions, which perform procedures to establish the reasonableness of UBS’s valuation assertions as of the balance sheet date.

Cash instruments referred to in the below table relate to long and short inventory, if applicable, for the respective product type. For presentation purposes, derivative instruments in the table below include positive and negative replacement values, as well as issued notes with embedded equity- or interest-rate derivative features, which are presented on UBS’s balance sheet as financial assets or liabilities designated at fair value. For all instruments, favorable changes are increases to asset values and decreases to liability values as a consequence of applying the relevant sensitivity percentage. Unfavorable changes are decreases in asset values and increases in liability values as a consequence of applying the relevant sensitivity percentage for the respective financial instruments.

Sensitivity of level 3 financial assets and liabilities

	31.12.12		31.12.11
CHF billion	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Cash instruments

Mortgage securities	0.1	(0.1)	0.3	(0.3)

Debt securities	0.2	(0.2)	0.2	(0.2)

Equity securities	0.1	(0.1)	0.0	0.0

Traded loans	0.2	(0.2)	0.1	(0.1)

Total cash instruments	0.6	(0.6)	0.6	(0.6)

Derivative instruments

Equity derivatives[1]	0.3	(0.3)	0.3	(0.3)

Interest rate derivatives	0.1	(0.1)	0.3	(0.3)

Credit derivatives	0.2	(0.2)	0.5	(0.5)

Total derivative instruments	0.6	(0.6)	1.1	(1.1)

1  Includes UBS’s option to acquire the equity of the SNB StabFund. In 2011, this option was presented in Derivative instruments – other. The prior period was restated for this change in presentation.

Financial information

Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques by product

This section includes a description of main product categories and related valuation techniques employed by UBS.

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

Loans held at fair value are priced at market levels reflecting recent transactions or quoted dealer prices. For illiquid loans where no market price is available, alternative valuation techniques are used which may include relative value benchmarking using pricing derived from debt instruments for comparable entities or different products in the same entity.

The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or a credit-default-swap pricing model, which requires credit spreads, recovery and interest rate inputs.

Equity securities, hedge fund and investment fund units, convertible bonds and derivatives

The majority of the Group’s equity securities are traded on public stock exchanges where quoted prices are readily and regularly available.

Hedge funds are measured at fair value based on their published net asset values (NAV). UBS considers the availability of NAV from the funds or restrictions imposed upon the redemption of these funds when determining the final fair value.

Convertible bonds are mostly valued using observable pricing sources, which are generally available given the frequency of trading in the market.

Investment fund units are predominantly exchange traded, with quoted prices in liquid markets. Should market prices not be available, these instruments may be valued based on their NAV.

UBS has positions in both exchange-traded derivatives (ETD) and OTC derivatives. ETD derivatives generally have observable prices and UBS considers these market prices within the fair value assessment. OTC derivatives are measured using either industry standard models or internally developed proprietary models. Inputs to these models include equity prices, equity dividend and funding rates, equity volatilities, FX rates and correlations.

Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Asset-Backed Securities (ABS) and Collateralized Debt Obligations (CDO)

Values of RMBS, CMBS, ABS and CDOs are estimated by reference to traded prices and independently verified market data when available. In the absence of direct market data, values are derived from traded and quoted prices on one or more securities with similar characteristics or indices through benchmarking or triangulation.

Securities with plain vanilla features, but limited observable market data are valued using industry standard valuation models, while those with complex structures are valued using proprietary models and fundamental analysis. Key inputs to such models include management’s quantitative and qualitative assessment of current and future economic conditions, the securities’ projected performance under such conditions as well as liquidity in the market, among other factors.

Credit derivatives related to RMBS, CMBS, ABS and CDO

Credit derivatives include credit default swaps, total return swaps and balance guaranteed swaps either referencing an index, single-name securities or a basket of single-name securities. Single-name contracts are primarily priced using reliable market data or are derived from traded and quoted securities prices on similar exposures in order to estimate fair value. More illiquid and bespoke credit derivatives are valued using proprietary models and inputs to such models are derived from market data and calibration to similar transactions, reference indices and securities.

Credit derivatives

Single-name, index and portfolio credit default swaps, and any derivation or combination which can be classified as complex structured credit products are valued using market available credit spreads and recovery rates from either consensus pricing services or other market participants. This data is fed into industry-standard models in order to derive fair value.

Complex structured credit products are valued using proprietary models, which are calibrated to market-derived data. Inputs to these models include single-name credit spreads, recovery rates, implied correlations, credit volatilities, cash-synthetic basis spreads and quanto basis spreads.

Interest rate swaps and forwards

OTC swap products include interest rate swaps, basis swaps, cross currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). All of these products are valued by estimating future interest cash flows (both fixed and future index levels) and then discounting these cash flows using an interest rate that reflects the appropriate

Financial information

Note 27 Fair value of financial instruments (continued)

funding rate for that portion of the portfolio. Interest rates and future index levels used in the respective calculations are generated from observing current market interest rates associated with typical interest rate derivatives (considering swap rates, basis swap spreads, futures prices and FRA rates) and converting these into rates specific to the portfolio using market standard yield curve models.

Interest rates options

Interest rate caps and floors, swaptions and other more complex non-linear interest-rate products are valued using market standard option models. These models use inputs that include (but are not limited to) interest rate yield curves, inflation curves, interest rates volatilities, FX rate volatilities, inflation volatilities and correlations (between different interest rates or between rates and FX or inflation). The models are calibrated to recover market-observed prices for standard option instruments trading within the market and the calibrated model is then used to revalue the portfolio.

FX options

OTC options on FX rates are valued using market standard option models. Inputs to these models include (but are not limited to) FX spot rates, FX forward points, FX volatilities, interest rate yield curves and correlations between FX rates and interest rates. The models are calibrated to recover market-observed prices for standard option instruments trading within the market and the calibrated model is then used to revalue the portfolio.

FX spot and forward

Open spot and settled FX positions are valued using the observed market FX spot rate. Forward FX positions are valued using the spot rate adjusted for forward pricing points observed from standard market sources.

è

Refer to the “Risk, treasury and capital management” section of this report for more information on certain financial instruments with significant valuation uncertainty (CVA on monolines, US and non-US reference-linked notes, and the option to acquire equity of the SNB StabFund)

d) Deferred day-1 profit or loss

The table reflects the activity in deferred profit or loss for financial instruments for which fair value is estimated using valuation models when not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and gains or losses are recorded in Net trading income when product equivalent quotes become available or the underlying parameters become observable, the transaction is closed out or using an appropriate amortization methodology. The following table shows the aggregate difference yet to be recognized in the income statement at the beginning and end of the period and a reconciliation of changes during the period.

Deferred day 1 profit or loss
	For the year ended
CHF million	31.12.12	31.12.11
Balance at the beginning of the year	433	565

Deferred profit / (loss) on new transactions	424	221

Recognized (profit) / loss in the income statement	(367)	(354)

Foreign currency translation	(16)	1

Balance at the end of the year	474	433

As of 31 December 2012, deferred day 1 profit of CHF 0.5 billion primarily consisted of CHF 0.2 billion related to OTC equity options (31 December 2011: CHF 0.3 billion), CHF 0.1 billion related to credit default swaps (31 December 2011: CHF 0.1 billion) and CHF 0.1 billion related to interest rate swaps (31 December 2011: CHF 0.1 billion).

405

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

Financial instruments accounted for at amortized cost

	31.12.12		31.12.11
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets

Cash and balances with central banks	66.4	66.4	40.6	40.6

Due from banks	21.2	21.2	23.2	23.2

Cash collateral on securities borrowed	37.4	37.4	58.8	58.8

Reverse repurchase agreements	130.9	131.1	213.5	213.3

Cash collateral receivables on derivative instruments	30.4	30.4	41.3	41.3

Loans	279.9	282.9	266.6	268.2

Accrued income, other assets	12.1	12.1	10.2	10.2

Liabilities

Due to banks	23.0	23.1	30.2	30.2

Cash collateral on securities lent	9.2	9.2	8.1	8.1

Repurchase agreements	37.6	37.6	102.4	102.4

Cash collateral payables on derivative instruments	71.1	71.1	67.1	67.1

Due to customers	371.9	371.9	342.4	342.4

Debt issued	104.9	107.8	141.6	140.6

Accrued expenses, other liabilities	45.0	45.0	47.2	47.2

Guarantees / Loan commitments

Guarantees[1]	0.1	(0.1)	0.1	0.1

Loan commitments[2]	0.0	0.3	0.0	0.7

1  The carrying value of guarantees represents a liability of CHF 0.1 billion as of 31 December 2012 and 31 December 2011, respectively. The estimated fair value of guarantees represents an asset of CHF 0.1 billion as of 31 December 2012 and a liability of CHF 0.1 billion as of 31 December 2011. 2 The carrying value of loan commitments represents a liability of CHF 0.0 billion as of 31 December 2012 and 31 December 2011, respectively. The estimated fair value of loan commitments represents a liability of CHF 0.3 billion as of 31 December 2012 and a liability of CHF 0.7 billion as of 31 December 2011.

Loans include Wealth Management and Retail & Corporate assets, mainly mortgage loans, where fair values exceeded related carrying values by CHF 3.8 billion as of 31 December 2012 (31 December 2011: CHF 3.4 billion), and Legacy Portfolio assets reported in Corporate Center where fair values were below related carrying values by CHF 0.6 billion as of 31 December 2012 (31 December 2011: CHF 1.5 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to fair value of UBS’s financial instruments accounted for at amortized cost. Other institutions may use different methods and assumptions for their fair value estimation, therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments accounted for at amortized cost:

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

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments accounted for at amortized cost have remaining maturities of three months or less: 100% of cash and balances with central

Financial information

Note 27 Fair value of financial instruments (continued)

banks; 82% of amounts due from banks; 98% of cash collateral on securities borrowed; 95% of reverse repurchase agreements; 100% of cash collateral receivables on derivatives; 51% of loans; 88% of amounts due to banks; 93% of cash collateral on securities lent; 93% of repurchase agreements; 100% of cash collateral payable on derivatives; 98% of amount due to customers; and 21% of debt issued.

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

Note 28 Pledged and transferred financial assets

This Note provides information about assets pledged as collateral for liabilities or contingent liabilities (Note 28a), transfers of financial assets (Note 28b and 28c), and financial assets which are received as collateral with the right to resell or re-pledge these assets (Note 28d).

a) Financial assets pledged as collateral

The Group pledges financial assets mainly in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions, in connection with derivative transactions, as security deposits for stock exchanges and clearinghouse memberships, and in connection with the issuance of covered bonds.

Financial assets pledged as collateral for liabilities or contingent liabilities

	Carrying amount
CHF million	31.12.12	31.12.11[1]
Trading portfolio assets	53,656	56,162

of which: assets pledged as collateral which may be sold or repledged by counterparties	44,698	39,936

Loans	34,005	27,884

of which: mortgage loans[2]	33,928	27,841

Total financial assets pledged as collateral[3]	87,661	84,047

1   Comparative data has been restated due to a change in the definition of financial assets pledged as collateral. Refer to “Note 1b Changes in accounting policies, comparability, and other adjustments” for more information.   2   These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 7.5 billion for 31 December 2012 (31 December 2011: approximately CHF 5.7 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.   3   Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2012: CHF 4.8 billion, 31 December 2011: CHF 3.6 billion).

Financial information

Notes to the consolidated financial statements

Note 28 Pledged and transferred financial assets (continued)

b) Transferred financial assets that are not derecognized in their entirety

The following table presents information for financial assets, which have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full

CHF million	31.12.12		31.12.111, [2]
	Carrying value of transferred assets	Carrying value of associated liabilities recognized on-balance sheet	Carrying value of transferred assets
Trading portfolio assets transferred which may be sold or repledged by counterparties

relating to repurchase agreements in exchange for cash received	8,305	8,287	15,481

relating to securities lending agreements in exchange for cash received	15,268	14,063	12,309

relating to securities lending agreements in exchange for securities received	18,258	0	10,248

relating to other financial asset transfers	2,868	152	1,899

Total financial assets transferred	44,698	22,502	39,936

1 Comparative data has been restated due to a change in the definition of transferred financial assets. Refer to “Note 1b Changes in accounting policies, comparability, and other adjustments” for more information. 2   The relationship between the carrying value of transferred assets and the associated liabilities as of 31 December 2011 was substantially the same as that in 2012.

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on UBS’ balance sheet include securities lending and repurchase agreements as well as other financial asset transfers. Repurchase agreements and securities lending agreements are discussed in Notes 1a) 13) and 1a) 14). Repurchase and securities lending arrangements are, for the most part, conducted under standard market agreements, and are undertaken with counterparties subject to UBS’s normal credit risk control processes. Other financial asset transfers include securities transferred to collateralize derivative transactions.

Approximately half of the transferred financial assets are trading portfolio assets transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the collateral, which results in associated liabilities having a carrying value below the carrying value of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS.

In securities lending arrangements entered into in exchange for the receipt of other securities as collateral, neither the securities received nor the obligation to return them are recognized on UBS’s balance sheet as the risks and rewards of ownership are not transferred to UBS. In cases where such financial assets received are subsequently sold or re-pledged in another transaction, this is not considered to be a transfer of financial assets.

Transferred assets other than trading portfolio assets which may be sold or repledged by counterparties were not material in 2012 and 2011.

Transferred financial assets that are not subject to derecognition in full, but which remain on the balance sheet to the extent of the Group’s continuing involvement, were not material in 2012 and 2011.

Financial information

Note 28 Pledged and transferred financial assets (continued)

c) Transferred financial assets that are derecognized in their entirety with continuing involvement

Continuing involvement in a transferred and fully derecognized financial asset may result from contractual provisions in the transfer agreement or in a separate agreement with the counterparty or a third party entered into in connection with the transfer. Such transactions include purchased call options on transferred financial assets, certain lending arrangements as well as interests purchased and retained upon the transfer of assets into securitization structures and special purpose entities. The table below provides information on the Group’s continuing involvement in transferred and fully derecognized financial assets.

Transferred financial assets that are derecognized in their entirety with continuing involvement

CHF million	31.12.12
					Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item	Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/(loss) recognized at the date of transfer of the financial assets	For the year ended 31.12.12	Life-to-date
Type of continuing involvement

Purchased call option	Positive replacement values	2,103	2,103	(1,003)	526	(2,256)

Lending arrangements	Loans	3,342	3,271	0	61	651

Purchased and retained interests in securitization structures	Trading portfolio assets / Replacement values	205	205	0	0	(1,701)

Total		5,650	5,579	(1,003)	587	(3,306)

There are a limited number of specific transactions for which UBS has continuing involvement in derecognized financial assets, as detailed below.

Purchased call option: UBS’s option to acquire the SNB StabFund’s equity

In 2008 and 2009, UBS transferred assets to a fund owned and controlled by the Swiss National Bank (SNB StabFund). The price at which the SNB StabFund purchased the assets from UBS was CHF 1.0 billion below the fair value at which these assets were held by UBS. The SNB has financed the fund with a loan in the amount of 90% of the purchase price, secured by the assets of the fund. 10% of the purchase price was financed through an equity contribution by the SNB. The loan is non-recourse to UBS. The fund and loan facility terminates in eight years from inception, but the termination date may be extended to 10 or 12 years. UBS has purchased, for an amount equal to the SNB’s equity contribution, an option to acquire the fund’s equity once the loan has been fully repaid. This option to acquire the SNB StabFund’s equity represents a continuing involvement in the assets transferred to the fund, which is reflected in the table above. The option exercise price is USD 1 billion plus 50% of the amount by which the fund’s equity value exceeds USD 1 billion at the time of exercise. This option is carried on UBS’s balance sheet at fair value, which is also the maximum exposure to loss. In the event of a change of control of UBS, the SNB has the right, but not the obligation, to require UBS to purchase the loan the SNB provided to the SNB StabFund at its outstanding principal amount plus accrued interest and the fund’s equity at 50% of its value at the time. If, upon the fund’s termination, the SNB incurs a loss on the loan it has made to the fund, the SNB will be entitled to receive 100 million UBS ordinary shares against payment of the par value of those shares.

è	Refer to the “Risk, treasury and capital management” section for more information on UBS’s option to acquire the SNB StabFund’s equity

Lending arrangements: loan to BlackRock fund

In 2008, UBS sold a portfolio of US RMBSs for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The USD 15 billion proceeds were approximately in line with the fair value of the assets at the date of the transfer of the assets. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS, which represents a continuing involvement in the assets transferred to the fund and is reflected in the table above. The maximum exposure to loss is equal to the carrying amount of loan to the RMBS fund.

è	Refer to the “Risk, treasury and capital management” section of this report for more information on the management of credit risk

Financial information

Notes to the consolidated financial statements

Note 28 Pledged and transferred financial assets (continued)

Purchased and retained interests in securitization structures

In securitization structures where UBS has transferred assets into a third-party special purpose entity and retained or purchased interests therein, UBS has a continuing involvement in those transferred assets. The majority of our retained securitization positions held in the trading portfolio are collateralized debt obligations, US commercial mortgage-backed securities and residential mortgage-backed securities. As a result of losses incurred in previous years, the majority of these positions have a carrying amount of zero as of 31 December 2012. The maximum exposure to loss was CHF 0.3 billion as of 31 December 2012. Life-to-date losses presented in the table on the previous page only relate to retained interests held as of 31 December 2012.

d) Off-balance-sheet securities received

The following table presents the amounts of securities received from third parties that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet securities received

CHF million	31.12.12	31.12.11
Fair value of securities received which can be sold or repledged	400,150	551,590

received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	398,496	550,023

received in unsecured borrowings	1,654	1,567

thereof sold or repledged as collateral for liabilities or contingent liabilities1, [2]	284,599	365,087

in connection with financing activities	224,361	298,645

to satisfy commitments under short sale transactions	34,154	39,480

in connection with derivative and other transactions	26,084	26,962

1  Comparative data has been restated due to a change in the definition of financial assets pledged as collateral. Refer to “Note 1b Changes in accounting policies, comparability, and other adjustments” for more information  2  Does not include off-balance sheet securities (31 December 2012: CHF 29.4 billion, 31 December 2011: CHF 27.4 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Financial information

Note 29 Measurement categories of financial assets and financial liabilities

a) Measurement categories of financial assets and financial liabilities

The following table provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and financial liabilities as defined in IAS 39 Financial instruments: recognition and measurement. Only those assets and liabilities which are financial instruments as defined in IAS 32 Financial instruments: presentation are included in the table below, which causes certain balances to differ from those presented on the balance sheet.

è	Refer to “Note 27 Fair value of financial instruments” for more information on how fair value of financial instruments is determined

CHF million	31.12.12	31.12.11
Financial assets[1]

Held for trading

Trading portfolio assets	143,767	162,821

of which: assets pledged as collateral which may be sold or repledged by counterparties	44,698	39,936

Debt issued[2]	405	1,149

Positive replacement values	418,029	486,584

Total	562,201	650,554

Fair value through profit or loss

Financial assets designated at fair value	9,106	10,336

Financial assets at amortized cost

Cash and balances with central banks	66,383	40,638

Due from banks	21,230	23,218

Cash collateral on securities borrowed	37,372	58,763

Reverse repurchase agreements	130,941	213,501

Cash collateral receivables on derivative instruments	30,413	41,322

Loans	279,901	266,604

Accrued income	1,514	1,464

Other assets	10,545	8,757

Total	578,299	654,267

Available-for-sale

Financial investments available-for-sale	66,383	53,174

Total financial assets	1,215,989	1,368,331

Financial liabilities

Held for trading

Trading portfolio liabilities	34,154	39,480

Debt issued[2]	172	194

Negative replacement values	395,070	473,400

Total	429,396	513,074

Fair value through profit or loss, other

Financial liabilities designated at fair value	92,878	88,982

Amounts due under unit-linked contracts	15,346	16,481

Total	108,223	105,462

Financial liabilities at amortized cost

Due to banks	23,024	30,201

Cash collateral on securities lent	9,203	8,136

Repurchase agreements	37,639	102,429

Cash collateral payables on derivative instruments	71,148	67,114

Due to customers	371,892	342,409

Accrued expenses	4,548	6,646

Debt issued	104,889	141,572

Other liabilities	40,473	40,512

Total	662,816	739,019

Total financial liabilities	1,200,435	1,357,555

1 As of 31 December 2012, CHF 113 billion of Loans, CHF 0 billion of Due from banks, CHF 1 billion of Reverse repurchase agreements, CHF 29 billion of Financial investments available-for-sale and CHF 7 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months. As of 31 December 2011, CHF 118 billion of Loans, CHF 1 billion of Due from banks, CHF 1 billion of Reverse repurchase agreements, CHF 20 billion of Financial investments available-for-sale and CHF 8 billion of Financial assets designated at fair value were expected to be recovered or settled after twelve months. 2   Represents the embedded derivative component of structured debt issued for which the fair value option has not been applied. The amounts shown here as positive and negative replacement values are presented within Debt issued on the balance sheet.

Financial information

Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

b) Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified out of Trading portfolio assets to Loans.

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

Held-for-trading assets reclassified to loans and receivables

CHF billion	31.12.12	31.12.11
Carrying value	3.2	5.3

Fair value	3.1	4.9

Pro-forma fair value gain / (loss)	(0.1)	(0.4)

The following table provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables

	31.12.12
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional. value(%)
US student loan and municipal auction rate securities	2.0	1.7	1.9	94

Monoline-protected assets	0.6	0.6	0.5	91

Leveraged finance	0.3	0.3	0.3	85

US reference-linked notes	0.1	0.1	0.1	73

Other assets	0.5	0.5	0.4	83

Total	3.6	3.1	3.2	90

In 2012, the carrying value of the remaining reclassified financial assets decreased by CHF 2.1 billion, mainly due to sales of CHF 1.9 billion, of which CHF 0.9 billion related to sales of US student loan auction rate securities and CHF 0.3 billion related to sales of monoline-protected assets. The overall impact on operating profit before tax from the financial assets for the year ended 31 December 2012 was a profit of CHF 49 million (see table below). If the financial assets had not been reclassified, the impact on operating profit before tax for the year ended 31 December 2012 would have been a profit of approximately CHF 0.3 billion (2011: CHF 0.2 billion).

Contribution of the reclassified assets to the income statement

	For the year ended
CHF million	31.12.12	31.12.11
Net interest income	116	381

Credit loss (expense) / recovery	(73)	36

Other income[1]	7	306

Impact on operating profit before tax	49	723

1  Includes net gains / (losses) on the disposal of reclassified financial assets.

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

Where information is available, collateral is presented at fair value; for other collateral such as real estate, a reasonable alternative value is used. Credit enhancements (credit derivative contracts / guarantees) are included at their notional amounts. Both are capped at the maximum exposure to credit risk for which they serve as security.

The section “Risk management and control” describes management’s view of credit risk and the related exposures. These differ in certain respects to the requirements of the accounting standard.

Maximum exposure to credit risk

	31.12.12
		Collateral				Credit enhancements
CHF billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet

Balances with central banks	64.1

Due from banks[2]	21.2		2.7		0.4			0.4

Loans[3]	279.9	13.1	65.9	155.8	18.3		0.9	2.5

Cash collateral on securities borrowed	37.4		37.2

Reverse repurchase agreements	130.9		130.9

Cash collateral receivables on derivative instruments[4]	30.4					17.4

Accrued income, other assets	12.3		7.9

Total financial assets measured at amortized cost	576.2	13.2	244.6	155.8	18.7	17.4	0.9	2.9

Financial assets measured at fair value on the balance sheet

Positive replacement values[5]	418.0					376.7

Trading portfolio assets – debt instruments6, [7]	67.4

Financial assets designated at fair value – debt instruments[8]	8.5		6.5		0.2		1.0

Financial investments available-for-sale – debt instruments[9]	65.3

Total financial assets measured at fair value	559.2	0.0	6.5	0.0	0.2	376.7	1.0	0.0

Total maximum exposure to credit risk reflected on the balance sheet	1,135.5	13.2	251.1	155.8	18.9	394.1	1.9	2.9

Guarantees	20.0	1.5	2.0	0.3	2.0		1.4	2.5

Loan commitments	59.8	0.2	2.1	1.7	9.2		16.9	1.5

Forward starting transactions, reverse repurchase and securities borrowing agreements	18.8		18.8

Total maximum exposure to credit risk not reflected on the balance sheet	98.6	1.7	22.9	1.9	11.2	0.0	18.3	4.0

Total at the year-end	1,234.1	14.8	274.0	157.7	30.1	394.1	20.2	6.9

1  Includes but not limited to life insurance contracts, inventory, accounts receivable, patents, and copyrights.  2  Due from banks includes amounts held with 3rd party banks on behalf of clients. The credit risk associated to these balances may be borne by those clients.  3  Loans include a balance outstanding of USD 3.6 billion to the BlackRock fund. This loan is collateralized by a portfolio of US residential mortgage-backed securities included within “Other collateral”. Refer to the “Risk, treasury and capital management” section of this report for more information.  4  Included within cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. The amount shown in the netting column represents the netting with related negative replacement values in accordance with Swiss Federal Banking Law. For the purpose of this disclosure, securities collateral received was not considered.  5  The amount shown in the netting column represents the netting with related negative replacement values and cash collateral payables in accordance with Swiss Federal Banking Law. For the purpose of this disclosure, securities collateral was not considered.   6  These positions are generally managed under the market risk framework and are included in VaR. For the purpose of this disclosure, collateral and credit enhancements were not considered.  7  Does not include debt instruments held for unit-linked investment contracts and investment fund units.  8  Does not include investment fund units and investments in associates.  9  Does not include investment fund units.

Financial information

Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

Maximum exposure to credit risk (continued)

	31.12.11
		Collateral				Credit enhancements
CHF billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet

Balances with central banks	38.6

Due from banks[2]	23.2	0.0	2.7		0.5			0.6

Loans3, [4,5]	266.6	11.4	53.9	148.2	18.9		0.6	2.6

Cash collateral on securities borrowed	58.8		58.8

Reverse repurchase agreements	213.5		213.5

Cash collateral receivables on derivative instruments [6]	41.3					28.0

Accrued income, other assets	10.2		6.2

Total financial assets measured at amortized cost	652.2	11.5	335.1	148.2	19.3	28.0	0.6	3.2

Financial assets measured at fair value on the balance sheet

Positive replacement values[7]	486.6					428.9

Trading portfolio assets – debt instruments8, [9]	99.2

Financial assets designated at fair value – debt instruments[10]	9.6		6.7		0.2		1.4

Financial investments available-for-sale – debt instruments[11]	52.3

Total financial assets measured at fair value	647.7	0.0	6.7	0.0	0.2	428.9	1.4	0.0

Total maximum exposure to credit risk reflected on the balance sheet	1,299.9	11.5	341.8	148.2	19.5	456.9	2.0	3.2

Guarantees	18.8	1.5	1.9	0.2	1.5		1.8	1.9

Loan commitments	58.2	0.3	0.4	1.1	8.8		18.1	3.0

Forward starting transactions, reverse repurchase and securities borrowing agreements	27.6		27.6

Total maximum exposure to credit risk not reflected on the balance sheet	104.6	1.8	29.9	1.3	10.3		19.8	5.0

Total at the year-end	1,404.5	13.2	371.7	149.5	29.9	456.9	21.8	8.2

1  Includes but not limited to life insurance contracts, inventory, accounts receivable, patents, and copyrights.    2  Due from banks includes amounts held with 3rd party banks on behalf of clients. The credit risk associated to these balances may be borne by those clients.   3  Loans include a balance outstanding of USD 4.7 billion to the BlackRock fund. This loan is collateralized by a portfolio of US residential mortgage-backed securities included within “Other collateral”. Refer to the “Risk, treasury and capital management” section of this report for more information.   4  Loans include monoline-protected assets which were reclassified from held-for-trading to loans and receivables in fourth quarter 2008. The remaining carrying value of these assets was CHF 0.8 billion as of 31 December 2011. The fair value of credit default swap protection after credit valuation adjustments related to these assets was CHF 0.2 billion, which is not included in the column “Credit derivative contracts”.   5  In 2012, we corrected the classification of certain loans which were previously classified as unsecured loans to secured loans. As a result, total loans secured by Other collateral were increased by CHF 2.4 billion as of 31 December 2011.    6   Included within cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. The amount shown in the netting column represents the netting with related negative replacement values in accordance with Swiss Federal Banking Law.   7  The amount shown in the netting column represents the netting with related negative replacement values and cash collateral payables in accordance with Swiss Federal Banking Law. For the purpose of this disclosure, securities collateral received was not considered.   8  These positions are generally managed under the market risk framework and are included in VaR. For the purpose of this disclosure, collateral and credit enhancements were not considered.   9  Does not include debt instruments held for unit-linked investment contracts and investment fund units.   10  Does not include investment fund units and investments in associates.   11  Does not include investment fund units.

Financial information

Note 29 Measurement categories of financial assets and financial liabilities (continued)

Financial assets subject to credit risk by rating category

CHF billion	31.12.12
Rating category[1]	0–1	2–3	4–5	6–8	9–13	defaulted	Total
Balances with central banks	46.2	17.9	0.0				64.1

Due from banks	0.9	14.0	4.5	1.6	0.1	0.0	21.2

Loans	4.6	84.2	121.3	57.2	11.5	1.1	279.9

Cash collateral on securities borrowed and reverse repurchase agreements	2.3	123.3	25.8	14.9	2.0	0.0	168.3

Positive replacement values	13.4	348.9	44.4	9.9	1.4	0.2	418.0

Cash collateral receivables on derivative instruments	6.3	17.1	4.0	2.9	0.1	0.0	30.4

Trading portfolio assets – debt instruments[2]	34.2	17.2	7.8	3.4	4.8	0.2	67.4

Financial investments available-for-sale – debt instruments	57.7	7.6	0.0	0.0	0.0		65.3

Other financial instruments	0.3	3.2	7.9	8.8	0.4	0.2	20.8

Financial instruments not recognized on the balance sheet

Guarantees	2.3	9.7	3.7	3.3	0.9	0.0	20.0

Loan commitments	0.2	34.6	11.6	6.7	6.7	0.1	59.8

Forward starting reverse repurchase agreements	0.0	17.4	0.6	0.5			18.6

Forward starting securities borrowing agreements		0.2					0.2

Total	168.2	695.4	231.5	109.2	28.0	1.8	1,234.1

CHF billion	31.12.11
Rating category[1]	0–1	2–3	4–5	6–8	9–13	defaulted	Total
Balances with central banks	27.3	11.2	0.0	0.0			38.6

Due from banks	0.4	16.0	3.5	3.0	0.2	0.0	23.2

Loans	6.9	78.6	110.6	57.4	11.9	1.1	266.6

Cash collateral on securities borrowed and reverse repurchase agreements	1.3	215.9	29.2	22.7	3.1	0.0	272.3

Positive replacement values	11.9	400.6	53.4	17.4	2.5	0.7	486.6

Cash collateral receivables on derivative instruments	7.0	25.8	3.8	4.6	0.1	0.0	41.3

Trading portfolio assets – debt instruments[2]	45.6	36.5	8.0	3.8	5.2	0.1	99.2

Financial investments available-for-sale – debt instruments	43.3	9.0	0.0	0.0	0.0		52.3

Other financial instruments	0.1	5.8	3.0	7.9	2.7	0.3	19.9

Financial instruments not recognized on the balance sheet							—

Guarantees	2.0	9.9	3.2	2.7	1.1		18.8

Loan commitments	0.3	31.7	13.2	5.8	7.1	0.1	58.2

Forward starting reverse repurchase agreements	0.1	26.1	0.6	0.4			27.1

Forward starting securities borrowing agreements		0.5					0.5

Total	146.2	867.6	228.5	125.7	34.0	2.4	1,404.5

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

Financial information

Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans

During the fourth quarter of 2012, UBS adopted revisions to the International Accounting Standard 19 Employee Benefits (“IAS 19R”) retrospectively in accordance with the transitional provisions set out in IAS 19R and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. IAS 19R introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. Refer to “Note 1b Changes in accounting policies, comparability, and other adjustments” for more information.

The following table provides information relating to pension costs for defined benefit plans and defined contribution plans. These costs are part of Personnel expenses.

Income statement  –  pension and other post-employment benefit plans

CHF million	31.12.12	31.12.11	31.12.10
Net periodic pension cost for defined benefit plans	(222)	577	588

of which: related to major pension plans[1]	(116)	519	542

of which: Swiss plan	(198)	453	457

of which: International plans	82	66	85

of which: related to post-retirement medical and life insurance plans[2]	(102)	(2)	20

of which: related to remaining plans and other costs[3]	(3)	60	25

Pension cost for defined contribution plans[4]	240	254	246

Total pension and other post-employment benefit plans[5]	18	831	834

1  Refer to “Note 30a Defined benefit pension plans” for more information. 2  Refer to “Note 30b Post-retirement medical and life insurance plans” for more information. 3  Other costs include differences between actual and estimated performance award accruals and net accrued pension costs related to restructuring. 4  Refer to “Note 30c Defined contribution plans” for more information. 5  Refer to “Note 6 Personnel expenses”.

The following table provides information relating to amounts recognized in other comprehensive income for defined benefit plans.

Other comprehensive income  –  gains / (losses) on pension and other post-employment benefit plans

CHF million	31.12.12	31.12.11	31.12.10
Major pension plans[1]	1,053	(2,120)	160

of which: Swiss plan	1,095	(1,811)	117

of which: International plans	(42)	(309)	42

Post-retirement medical and life insurance plans[2]	(26)	(19)	(36)

Remaining plans	(5)	0	0

Gains / (losses) recognized in other comprehensive income, before tax	1,023	(2,141)	124

Tax (expense) / benefit relating to defined benefit plans recognized in other comprehensive income	(413)	321	(3)

Gains / (losses) recognized in other comprehensive income, after tax [3]	609	(1,820)	120

Cumulative amount of gains / (losses) recognized in other comprehensive income, before tax	(5,542)	(6,565)	(4,424)

Cumulative tax (expense) / benefit relating to defined benefit plans recognized in other comprehensive income	736	1,149	828

Cumulative gains / (losses) recognized in other comprehensive income, after tax [4]	(4,806)	(5,415)	(3,596)

1  Refer to “Note 30a Defined benefit pension plans” for more information. 2  Refer to “Note 30b Post-retirement medical and life insurance plans” for more information. 3  Refer to the “Statement of comprehensive income”. 4  Refer to the “Statement of changes in equity”.

The following table provides information on UBS’s liabilities with respect to pension and post-employment benefit plans. These are recognized on the balance sheet within Other liabilities. All major plans are currently in a net deficit situation.

Balance sheet  –  net defined benefit pension and post-employment liability

CHF million	31.12.12	31.12.11	31.12.10
Major pension plans[1]	1,108	2,897	831

of which: Swiss plan	118	1,941	184

of which: International plans	990	956	647

Post-retirement medical and life insurance plans[2]	136	219	209

Remaining plans	39	18	17

Total net defined benefit pension and post-employment liability[3]	1,284	3,135	1,056

1  Refer to “Note 30a Defined benefit pension plans” for more information. 2  Refer to “Note 30b Post-retirement medical and life insurance plans” for more information. 3  Refer to “Note 22 Other liabilities”.

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit pension plans

UBS has established pension plans for its employees in various locations. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations for the plans in these countries are performed as required.

The overall investment policy and strategy for UBS’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with contributions, ensures that there will be sufficient assets to pay pension benefits as they fall due while also mitigating the various risks of the plans. For the plans with assets (i.e. funded plans), the investment strategies for the plans are generally managed under local laws and regulations in each jurisdiction. The actual asset allocation is determined by current and expected economic and market conditions and in consideration of specific asset class risk in the risk profile. Within this framework, UBS ensures that the fiduciaries consider how the asset investment strategy correlates with the maturity profile of the plan liabilities and the respective potential impact on the funded status of the plans, including potential short term liquidity requirements. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body in each country. The pension assets are invested in a diversified portfolio of assets across geographic regions to ensure diversified returns to the extent allowed under local pension laws.

Swiss pension plan

The Swiss pension plan covers nearly all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss pension law. Contributions to the pension plan are paid by the employees and the employer. The Swiss pension plan allows employees a choice with regard to the level of annual contributions paid by the employee. Employee contributions are calculated as a percentage of contributory salary and are deducted monthly. The percentages deducted from salary depend on age and vary between 1% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation. Depending on the age of the employee, UBS pays a contribution that ranges between 6.5% and 27.5% of contributory base salary and between 3.6% and 9% of contributory variable compensation for retirement credits. UBS also pays risk contributions which are used to finance benefits paid out in the event of death and disability, as well as to finance the old age and survivors’ bridging pensions. The benefits include retirement benefits and disability, death and survivor pensions. The pension plan provides a lifetime pension to members at the normal retirement age of 62 for 2012. From 2013 onwards, the normal retirement age is 64. Members can draw retirement benefits early from the age of 58. A portion of the benefit, up to the full amount under certain conditions, can be taken as a lump sum payment at retirement. The amount of pension payable is a result of the conversion rate applied on the accumulated balance of the individual plan participant’s pension account at the retirement date. The accumulated balance on the pension account is based on the employee and employer contributions that have been made to the pension account of each individual plan participant, as well as the interest accrued on the accumulated balance. The interest rate accrued is defined annually by the Pension Foundation Board. Although the Swiss pension plan is a defined contribution plan under Swiss pension law, it is accounted for as a defined benefit plan under IAS 19R, primarily because of the need to accrue interest on the pension accounts and the payment of lifetime pensions. The Swiss pension plan is governed by the Pension Foundation Board as required by the Swiss pension law. The responsibilities of the Pension Foundation Board are defined by Swiss pension law and by the plan rules. According to Swiss pension law, a temporary limited underfunding is permitted. However, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be expected to be restored within a period up to a maximum of ten years. Under Swiss pension law, if the Swiss pension plan became significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In these situations, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. The Swiss pension plan has a technical funding ratio under Swiss pension law of 123.4% as of 31 December 2012 (as of 31 December 2011: 117.3%), and thus it is not expected that additional contributions will be required in the next year. The investment strategy of the Swiss plan is in line with Swiss pension law, including the rules and regulations relating to diversification of plan assets. The Pension Foundation Board strives for a medium- and long-term consistency and sustainability between assets and liabilities. Under IAS 19R, volatility arises in the Swiss pension plan net liability because the fair value of the plan assets is not directly correlated to movements in the value of the plan’s defined benefit obligation in the short-term.

There are ongoing discussions in the Swiss parliament on possible changes to Swiss pension law. The outcome of these discussions and the timing of any resulting changes are uncertain.

    In the first quarter of 2012, UBS announced certain changes to its Swiss pension plan. The main changes were a reduction in conversion rate on retirement and an increase of the normal retirement age, which serve in part to offset the impact of the increased life expectancy reflected in the defined benefit obligation due to the adoption of the BVG 2010 generational table in 2011. This plan amendment reduced the defined benefit obligation by CHF 730 million resulting in a gain in the first quarter of 2012. The employer contributions expected to be made to the Swiss pension plan in 2013 are estimated to be CHF 480 million. The actuarial

Financial information

Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

assumptions used for the Swiss pension plan are based on the local economic environment and are disclosed below. Refer also to Note 1a) 24) for a description of the accounting policy for defined benefit pension plans.

International pension plans

The international locations of UBS operate various pension plans in accordance with local regulations and practices. The locations with significant defined benefit plans are the UK, the US and Germany. The remaining non-major plans are located mainly in Asia Pacific, Europe and the Americas. As these other plans are not significant, no further disclosure is given within this note. The amounts shown for the international plans reflect the net funded positions of the significant international plans. UBS’s general principle is to ensure that the plans are appropriately funded under local pension regulations in each country and this is the primary driver for determining when additional contributions are required. Similar to the Swiss pension plan, volatility arises in the international pension plans’ net liability because the fair value of the plan assets are not directly correlated to movements in the value of the plans’ defined benefit obligation. The pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the specific rate of benefit accrual and the level of employee compensation. The employer contributions expected to be made to these pension plans in 2013 are estimated to be CHF 136 million. The funding policy for these plans is consistent with local government regulations and tax requirements. The actuarial assumptions used for the international plans are based on the local economic environment and are disclosed below.

Refer also to Note 1a) 24) for a description of the accounting policy for defined benefit pension plans.

UK

The UK plan is a career average revalued earnings scheme; benefits increase automatically based on UK price inflation. Normal retirement age for the UK plan is 60. The plan is closed to new entrants, who instead can participate in a defined contribution arrangement. There is a UK Pension Trustee Board which is required under local pension laws. The responsibility for governance of the UK plan lies jointly with the Pension Trustee Board and UBS. The employer contributions to the pension fund are determined based on regular scheduled actuarial valuations. These actuarial valuations are required to be conducted on assumptions determined by the Trustees and agreed by UBS. In the event of an underfunding, UBS must agree a deficit recovery plan with the Pension Trustee Board within statutory deadlines. As the plan’s obligation is to provide guaranteed lifetime pension benefits to plan participants upon retirement, increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK plan where inflationary increases result in higher sensitivity to changes in the life expectancy.

Based on the plan rules and due to local pension legislation there are caps on the level of inflationary increase applied to plan benefits. The plan assets are invested in a diversified class of assets and a portion of the plan assets are invested in inflation-indexed bonds, to provide a partial hedge against inflation. If inflation increases, the plan obligation will likely increase more significantly than any change in the fair value of plan assets; this would result in an increase in the net pension plan liability.

US

There are two distinct major pension plans in the US. Normal retirement age for the US plans is 65. The plans are closed to new entrants, who instead can participate in defined contribution plans. One plan is a contribution-based plan where each participant accrues a percentage of salary in a pension account. The pension account is credited annually with interest based on a rate which is linked to the yield on a US government bond. On retirement, the plan participant can elect to receive the retirement benefit as a lump sum or a lifetime pension. The other plan provides a lifetime pension which is based on the career average earnings of each individual plan participant. There are pension plan fiduciaries for both of the major pension plans as required under local state pension laws. The fiduciaries, jointly with UBS, are responsible for the governance of the plans. Actuarial valuations are regularly completed for the plans and UBS has historically elected to make contributions to the plans to at least maintain a funded ratio of 80% as valued under local pension regulations. The annual employer contributions are equal to the present value of benefits accrued each year plus a rolling amortization of any prior underfunding. If the employer contributes more than the minimum or the plan has assets exceeding the liabilities, the excess can be used to offset minimum funding requirements.

Germany

There are two different pension plans in Germany and both are contribution-based plans. Normal retirement age for the German plans is 65. The major pension plan is funded entirely by UBS, and the contribution is based on the salary of the employee. On an annual basis the accumulated account balance of the plan participant is credited with guaranteed interest at a rate of 5%. The other plan is a deferred compensation plan. The deferred compensation plan has a guaranteed interest rate of 4% on contributions paid after 2009. The German plans are regulated under German pension law under which the responsibility to pay pension benefits when they are due is entirely the responsibility of UBS.

    The following table provides an analysis of the movement in the net asset/(liability) recognized on the balance sheet for defined benefit pension plans between the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

418

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans

CHF million	Swiss			International
For the year ended	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Defined benefit obligation at the beginning of the year	22,555	20,873	20,684	4,414	4,053	4,353

Current service cost	531	435	407	33	33	41

Interest expense	462	557	643	211	210	237

Plan participant contributions	205	211	197	0	0	0

Remeasurement of defined benefit obligation	29	1,452	149	258	260	141

of which: actuarial (gains)/losses arising from changes in demographic assumptions	0	838	(423)	(27)	87	28

of which: actuarial (gains)/losses arising from changes in financial assumptions	20 [1]	614	825	269	219	95

of which: experience (gains)/losses	9	0	(253)	17	(47)	18

Past service cost related to plan amendments	(730)	0	0	0	0	0

Curtailments	(54)	0	0	0	0	0

Benefit payments	(1,139)	(985)	(1,252)	(164)	(145)	(148)

Termination benefits	43	11	45	0	0	0

Foreign currency translation	0	0	0	20	3	(573)

Defined benefit obligation at the end of the year	21,901	22,555	20,873	4,773	4,414	4,053

of which: amounts owing to active members	10,602	12,269	11,418	713	644	792

of which: amounts owing to deferred members	0	0	0	2,378	2,188	1,986

of which: amounts owing to retirees	11,299	10,286	9,455	1,682	1,582	1,275

Fair value of plan assets at the beginning of the year	20,614	20,690	20,286	3,458	3,406	3,517

Return on plan assets excluding amounts included in interest income	1,124	(359)	266	216	(50)	184

Interest income	460	562	650	167	180	198

Employer contributions – excluding termination benefits	486	495	510	84	71	86

Employer contributions – termination benefits	43	11	45	0	0	0

Plan participant contributions	205	211	197	0	0	0

Benefit payments	(1,139)	(985)	(1,252)	(164)	(145)	(148)

Administration expenses, taxes and premiums paid	(11)	(11)	(12)	(5)	(3)	(5)

Foreign currency translation	0	0	0	26	(1)	(427)

Fair value of plan assets at the end of the year	21,783	20,614	20,690	3,783	3,458	3,406

Net defined benefit asset / (liability)	(118)	(1,941)	(184)	(990)	(956)	(647)

Movement in the net asset / (liability) recognized on the balance sheet
Net asset / (liability) recognized on the balance sheet at the beginning of the year	(1,941)	(184)	(398)	(956)	(647)	(836)

Net periodic pension cost	198	(453)	(457)	(82)	(66)	(85)

Amounts recognized in other comprehensive income	1,095	(1,811)	117	(42)	(309)	42

Employer contributions – excluding termination benefits	486	495	510	84	71	86

Employer contributions – termination benefits	43	11	45	0	0	0

Foreign currency translation	0	0	0	5	(5)	146

Net asset / (liability) recognized on the balance sheet at the end of the year	(118)	(1,941)	(184)	(990)	(956)	(647)

Funded and unfunded plans
Defined benefit obligation from funded plans	21,901	22,555	20,873	4,472	4,174	3,813

Defined benefit obligation from unfunded plans	0	0	0	301	240	240

Plan assets	21,783	20,614	20,690	3,783	3,458	3,406

Surplus / (deficit)	(118)	(1,941)	(184)	(990)	(956)	(647)

1   During 2012, UBS revised its approach for calculating past service cost for certain members of the Swiss pension plan to consider not only age but also the initial employee contributions transferred to, or withdrawn from, the plan. This affected the distribution between past and future service costs, resulting in a current period reduction in the defined benefit obligation of CHF 841 million. This amount is offset by other remeasurement changes relating to changes in financial assumptions.

Financial information

Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans (continued)

Analysis of amounts recognized in net profit

CHF million	Swiss			International
For the year ended	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Current service cost	531	435	407	33	33	41

Interest expense related to defined benefit obligation	462	557	643	211	210	237

Interest income related to plan assets	(460)	(562)	(650)	(167)	(180)	(198)

Administration expenses, taxes and premiums paid	11	11	12	5	3	5

Past service cost related to plan amendments	(730)	0	0	0	0	0

Curtailments	(54)	0	0	0	0	0

Termination benefits	43	11	45	0	0	0

Net periodic pension cost	(198)	453	457	82	66	85

Analysis of gains / (losses) recognized in other comprehensive income
CHF million	Swiss			International
For the year ended	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Remeasurement of defined benefit obligation	(29)	(1,452)	(149)	(258)	(260)	(141)

Return on plan assets excluding amounts included in interest income	1,124	(359)	266	216	(50)	184

Total gains / (losses) recognized in other comprehensive income	1,095	(1,811)	117	(42)	(309)	42

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments.

	Swiss			International[1]
	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Duration of the defined benefit obligation	15.7	15.8	15.1	18.2	19.1	18.1

Maturity analysis of benefits expected to be paid

Benefits expected to be paid within 12 months	1,036	1,014	1,017	150	153	153

Benefits expected to be paid between 1 to 3 years	2,051	2,036	2,052	310	310	320

Benefits expected to be paid between 3 to 6 years	3,022	3,136	3,146	538	532	580

Benefits expected to be paid between 6 to 11 years	5,527	5,819	5,430	1,157	1,110	1,290

Benefits expected to be paid between 11 to 16 years	5,783	6,117	5,679	1,471	1,410	1,627

Benefits expected to be paid in more than 16 years	28,828	29,597	30,563	9,264	9,625	8,748

1 For international plans the duration is a weighted average duration.

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

The following tables show the principal actuarial assumptions used in calculating the defined benefit obligations.

		Swiss			International[1]
		31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Principal actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate		1.9	2.3	2.8	4.3	4.8	5.4

Rate of salary increase		2.5	2.5	2.5	4.1	4.1	4.9

Rate of pension increase		0.0	0.0	0.3	2.1	2.1	2.3

Rate of interest credit on retirement savings		2.1	2.5	3.0

[1] For the international plans the actuarial assumptions are weighted average assumptions.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Switzerland	BVG 2010 G1	21.2	21.1	17.9	23.0	22.8	17.9

UK	S1NA_L CMI 2010 G, with projections[2]	24.5	24.3	23.0	27.5	27.3	25.9

Germany	Dr. K. Heubeck 2005 G	19.6	19.4	19.3	22.3	22.1	22.0

US	PPA mandated mortality table per IRC 1.430(h)(3)	19.2	19.1	19.0	19.2	19.1	19.0

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Switzerland	BVG 2010 G1	23.7	23.6	21.0	25.4	25.3	21.0

UK	S1NA_L CMI 2010 G, with projections[2]	25.6	25.5	24.7	27.9	27.8	26.6

Germany	Dr. K. Heubeck 2005 G	23.7	23.5	23.4	26.2	26.1	26.0

US	PPA mandated mortality table per IRC 1.430(h)(3)	21.0	21.0	20.9	21.0	21.0	20.9

1 In 2010 the mortality table BVG 2005 was used; the mortality tables are updated every five years. 2 In 2010 the mortality table PA 2000 G, medium cohort with adjustment was used.

Financial information

Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

Sensitivity analysis of significant actuarial assumptions1

	Swiss plan: increase / (decrease) in defined benefit obligation	International plans: increase / (decrease) in defined benefit obligation
CHF million	31.12.12	31.12.12
Discount rate

Increase by 50 basis points	(1,438)	(410)

Decrease by 50 basis points	1,639	470

Rate of salary increase

Increase by 50 basis points	163	2

Decrease by 50 basis points	(155)	(2)

Rate of pension increase

Increase by 50 basis points	1,118	355

Decrease by 50 basis points	0 [2]	(281)

Rate of interest credit on retirement savings

Increase by 50 basis points	304

Decrease by 50 basis points	(286)

Life expectancy

Increase in longevity by one additional year	613	125

1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded. The methodology applied is consistent to that used to determine the recognized pension liability. 2 As the assumed rate of pension increase was 0% as of 31 December 2012, a downward change in assumption is not applicable.

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

The following table provides information on the composition and fair value of plan assets of the Swiss pension plan and the international pension plans.

Composition and fair value of plan assets

Swiss Plan
	31.12.12				31.12.11			31.12.10
	Fair value			Plan asset allocation %	Fair value		Plan asset allocation %	Fair value		Plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other		Quoted in an active market	Other
Cash and cash equivalents	602	0	602	3	436	0	2	122	0	1

Real estate / property

Domestic	0	2,377	2,377	11	0	2,312	11	0	2,249	11

Investment funds

Equity

Domestic	597	0	597	3	477	0	2	432	0	2

Foreign	5,210	824	6,034	28	4,423	804	26	4,772	768	27

Bonds[1]

Domestic, AAA to BBB–	3,492	0	3,492	16	2,543	0	12	1,019	0	5

Domestic, below BBB–	0	0	0	0	0	0	0	0	0	0

Foreign, AAA to BBB–	7,060	0	7,060	32	8,385	0	41	10,197	0	49

Foreign, below BBB–	615	0	615	3	0	0	0	0	0	0

Real estate

Foreign	0	138	138	1	133	158	1	141	134	1

Other	593	259	853	4	649	274	4	521	313	4

Other investments	0	16	16	0	0	20	0	0	20	0

Total	18,169	3,614	21,783	100	17,047	3,567	100	17,205	3,485	100

			31.12.12			31.12.11			31.12.10

Total fair value of plan assets			21,783			20,614			20,690

of which:

UBS debt instruments and bank accounts at UBS			611			516			258

UBS shares			32			23			25

Property occupied by UBS			158			157			188

Derivative financial instruments, counterparty UBS			83			20			298

1 The bond credit ratings are primarily based on Standard and Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.

Financial information

Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

International Plans
	31.12.12				31.12.11			31.12.10
	Fair value			Weighted average plan asset allocation %	Fair value		Weighted average plan asset allocation %	Fair value		Weighted average plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other		Quoted in an active market	Other
Cash and cash equivalents	95	0	95	3	83	0	2	27	0	1

Bonds[1]

Domestic, AAA to BBB–	121	0	121	3	118	0	3	129	0	4

Domestic, below BBB–	121	0	121	3	118		3	72	0	2

Foreign, AAA to BBB–	19	0	19	1	17	0	1	7	0	0

Foreign, below BBB–	23	0	23	1	21	0	1	14	0	0

Private equity	0	0	0	0	0	0	0	0	3	0

Investment funds

Equity

Domestic	624	4	628	16	543	3	16	708	3	21

Foreign	874	0	874	23	771	0	22	814	0	24

Bonds[1]

Domestic, AAA to BBB–	1,082	0	1,082	29	1,152	0	33	964	0	28

Domestic, below BBB–	219	0	219	6	62	0	2	58	0	2

Foreign, AAA to BBB–	125	0	125	3	201	0	6	140	0	4

Foreign, below BBB–	132	0	132	4	59	0	2	99	0	3

Real estate

Domestic	0	95	95	3	0	93	3	0	92	3

Foreign	0	0	0	0	0	0	0	0	0	0

Other	61	163	223	6	31	163	6	34	215	7

Insurance contracts	0	15	15	0	0	14	0	0	14	0

Other investments	8	4	11	0	10	0	0	14	0	0

Total	3,503	280	3,783	100	3,185	273	100	3,079	327	100

Total fair value of plan assets			3,783			3,458			3,046

1 The bond credit ratings are primarily based on Standard and Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.

b) Post-retirement medical and life insurance plans

In the US and the UK, UBS offers retiree medical benefits that contribute to the health care coverage of certain employees and their beneficiaries after retirement. The UK medical plan is closed to new entrants. In the US, in addition to retiree medical benefits, UBS also provides retiree life insurance benefits to certain employees. The post-retirement medical benefits in the UK and the US cover all types of medical expenses including, but not limited to, cost of doctor visits, hospitalization, surgery and pharmaceuticals. The retirees contribute to the cost of the post-retirement medical benefits. These plans are not pre-funded plans; cost are incurred as amounts are paid.

In the second quarter of 2012, UBS announced changes to the retiree medical and life insurance benefit plans in the US. This change reduced the defined benefit obligation by CHF 116 million with a corresponding gain recognized in the income statement.

The employer contributions expected to be made to the post-retirement medical and life insurance plans in 2013 are estimated at CHF 7 million.

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

Pension and other post-employment benefit plans

The following table provides an analysis of the net asset / (liability) recognized on the balance sheet for post-retirement medical and life insurance plans between the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Post-retirement medical and life insurance plans

CHF million
For the year ended	31.12.12	31.12.11	31.12.10
Defined benefit obligation at the beginning of the year	219	209	186

Current service cost	6	9	9

Interest expense	9	11	11

Plan participant contributions	3	2	2

Remeasurement of defined benefit obligation	26	19	36

of which: actuarial (gains)/losses arising from changes in demographic assumptions	0	0	8

of which: actuarial (gains)/losses arising from changes in financial assumptions	10	19	21

of which: experience (gains)/losses	16	0	6

Past service cost related to plan amendments	(9)	(9)	0

Curtailments	(108)	(13)	0

Benefit payments[1]	(9)	(9)	(10)

Foreign currency translation	(1)	1	(25)

Defined benefit obligation at the end of the year	136	219	209

of which: amounts owing to active members	27	122	112

of which: amounts owing to deferred members	0	0	0

of which: amounts owing to retirees	109	97	97

Fair value of plan assets at the end of the year	0	0	0

Net defined benefit asset / (liability)	(136)	(219)	(209)

Analysis of amounts recognized in net profit

Current service cost	6	9	9

Interest expense related to defined benefit obligation	9	11	11

Past service cost related to plan amendments	(9)	(9)	0

Curtailments	(108)	(13)	0

Net periodic cost	(102)	(2)	20

Analysis of gains / (losses) recognized in other comprehensive income

Remeasurement of defined benefit obligation	(26)	(19)	(36)

Total gains / (losses) recognized in other comprehensive income	(26)	(19)	(36)

1 Benefits payments are funded by employer contribution and plan participant contributions.

The post-retirement benefit obligation is determined by using the assumed average health care cost trend rate. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life insurance plans as for the defined benefit obligations arising from pension plans.

The discount rate and the assumed average health care cost trend rates are presented in the following table. The calculation of the post-retirement benefit obligation also uses life expectancy rates, as disclosed in “Note 30a Defined benefit pension plans” above.

Principal weighted average actuarial assumptions used (%)[1]
Assumptions used to determine defined benefit obligations at the end of the year
CHF million
For the year ended	31.12.12	31.12.11	31.12.10
Discount rate	4.1	5.0	5.5

Average health care cost trend rate – initial	7.6	7.9	8.1

Average health care cost trend rate – ultimate	5.0	5.0	5.0

1 The assumptions for life expectancies are provided within “Note 30a Defined benefit pension plans”.

Financial information

Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions1

CHF million	Increase / (decrease) in defined benefit obligation 31.12.12
Discount rate

Increase by 50 basis points	(8)

Decrease by 50 basis points	9

Average health care cost trend rate

Increase by 100 basis points	12

Decrease by 100 basis points	(10)

Life expectancy

Increase in longevity by one additional year	9

1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded. The methodology applied is consistent to that used to determine the recognized post-retirement benefit liability.

c) Defined contribution plans

UBS also sponsors a number of defined contribution plans in its international locations. The locations with significant defined contribution plans are the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from UBS. The employer contributions to these plans are recognized as an expense which, for the years ended 31 December 2012, 31 December 2011 and 31 December 2010, amounted to CHF 240 million, CHF 254 million and CHF 246 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed under arm’s length conditions. The international UBS pension funds do not have a similar banking relationship with UBS.

In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. Simultaneously, UBS and the Swiss pension fund entered into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for ten years each. During 2009, UBS renegotiated one of the lease contracts which reduced UBS’s remaining lease commitment. As of 31 December 2012, the minimum commitment towards the Swiss pension fund under the related leases is approximately CHF 11 million (31 December 2011: CHF 16 million).

The following amounts have been received or paid by UBS from and to the pension funds in respect of these banking activities and arrangements:

Related party disclosure

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10
Received by UBS

Fees	31	24	21

Paid by UBS

Rent	9	10	11

Interest	1	3	3

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

The transaction volumes in UBS shares and other UBS securities are as follows:

Transaction volumes – related parties

	For the year ended
	31.12.12	31.12.11	31.12.10
Financial instruments bought by pension funds

UBS shares (in thousands of shares)	2,926	2,713	2,684

UBS debt instruments (par values in CHF million)	10	7	40

Financial instruments sold by pension funds or matured

UBS shares (in thousands of shares)	3,645	2,374	4,735

UBS debt instruments (par values in CHF million)	81	18	10

Details of the fair value of the plan assets of the defined pension plans are disclosed in “Note 30a Defined benefit pension plans”. In addition, UBS defined contribution pension funds held 16,690,174 UBS shares with a fair value of CHF 240 million as of 31 December 2012 (31 December 2011: 17,628,845 UBS shares with a fair value of CHF 196 million; 31 December 2010: 17,665,621 UBS shares with a fair value of CHF 272 million).

Financial information

Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans

a) Plans offered

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. Some plans (e.g. Equity Plus and EOP) are granted to eligible employees in approximately 50 countries and are designed to meet the legal, tax and regulatory requirements of each country in which they are offered. Certain plans are used in specific countries, business areas (e.g. awards granted within Wealth Management Americas), or are offered to members of the Group Executive Board (GEB) only. UBS operates compensation plans on a mandatory, discretionary and voluntary basis. The explanations below provide a general description of the terms of the most significant plans which relate to the performance 2012 year (granted in 2013) and those from prior years that are partly expensed in 2012. Refer to Note 1a) 25) for a description of the accounting policy related to equity participation and other compensation plans.

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP award of UBS shares, notional shares or UBS performance shares (i.e. notional shares which are subject to performance conditions). Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are risk-takers, Group Managing Directors or employees whose incentive exceeds a certain threshold. In respect of an award granted in 2011 and 2012, these performance shares will only vest in full if certain performance targets are met, i.e. if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the financial year preceding the relevant vesting date. Adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings, as well as achievement of specific targets. For performance shares granted in respect of the performance year 2012, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity. Replacement awards (including sign-on payments) can be offered in deferred cash under the EOP plan rules.

Awards of UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights or dividends during the vesting period. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting, except in countries where this is not permitted for legal reasons. EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Senior Executive Equity Ownership Plan (SEEOP): GEB members receive a portion of their mandatory deferral in UBS shares or notional shares, which vest in one-fifth increments over a five-year vesting period and are forfeitable if certain conditions are not met. Awards granted since 2011 are subject to the same performance conditions as performance shares granted under the EOP, i.e. they will only vest in full if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole must be profitable) in the financial year preceding scheduled vesting. Awards granted under SEEOP are settled by delivering UBS shares at vesting. Compensation expense is recognized on the same basis as for share-settled EOP awards. No SEEOP awards are granted for the performance year 2012.

Incentive Performance Plan (IPP): In 2010, GEB members and certain other senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three UBS shares at vesting, depending on the achievement of share price targets. The IPP awards vest after five years in 2015 and are subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee. IPP was a one-time plan granted in 2010 only.

Performance Equity Plan (PEP): From 2010 to 2012, GEB members received part of their annual incentive in the form of performance shares granted under the PEP. Each performance share is a contingent right to receive between zero and two UBS shares at vesting, depending on the achievement of Economic Profit (EP) and Total Shareholder Return (TSR) targets. PEP awards vest after three years. EP is a risk-adjusted profit measure that takes into account the cost of risk capital. TSR measures the total return to UBS shareholders (in the form of share price appreciation and dividends) as compared to the constituents of a banking index. Vesting is subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee. No PEP awards are granted for the performance year 2012.

2012 Special Plan Award Program for the Investment Bank (SPAP): In April 2012, certain Managing Directors and Group Managing Directors of the Investment Bank were granted an award of UBS shares which will vest three years after grant. Vesting is subject to performance conditions, continued employment with the firm and certain other conditions. The vesting of Special

Financial information

Note 31 Equity participation and other compensation plans (continued)

Plan awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average return on risk-weighted assets in the Investment Bank for 2012, 2013 and 2014. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Mandatory deferred cash compensation plans

Global Asset Management Equity Ownership Plan: To align their compensation with the performance of the funds that they manage, with effect from 2012, all Global Asset Management employees who receive EOP awards do so in the form of deferred cash, the amount of which depends on the value of the relevant underlying Global Asset Management funds at the time of vesting. In prior years certain Global Asset Management employees received EOP awards in a combination of shares and deferred cash, the amount of which depends on the value of the underlying Global Asset Management funds at the time of vesting.

Conditional Variable Compensation Plan (CVCP): In 2009, certain employees received part of their incentive in the form of a mandatory deferred cash award that vests in increments over a three-year vesting period subject to performance conditions. The award consists of a contingent right to receive cash payments at vesting. The awards are forfeitable upon voluntary termination of employment. Compensation expense is recognized over the individual performance periods and accelerated to the retirement-eligibility date for those employees who are, or become, retirement eligible during the service period. CVCP was a one-time plan granted in 2009. The last tranche of CVCP vested and was distributed in 2012.

Cash Balance Plan (CBP): From 2010 to 2012, Group Executive Board (GEB) members received part of their annual incentive in the form of a mandatory deferred cash award. CBP awards are paid out in two equal installments during the two years following the year of grant, subject to certain performance conditions. Awards granted in 2011 and 2012 (for performance years 2010 and 2011, respectively) are subject to a Group return on equity performance conditions, whereas awards granted in 2010 (for performance year 2009) are subject to profitability hurdles. After a GEB member has left the firm, the deferred portion of the CBP award continues to be at risk of forfeiture. Awards granted under the CBP from 2011 onwards are forfeited if a GEB member voluntarily terminates his or her employment and joins another financial services organization. Compensation expense is recognized in the performance year, which is generally the financial year prior to the grant date. No CBP awards are granted for the performance year 2012.

    Deferred Cash Plan (DCP): In 2011, DCP awards were granted to Investment Bank employees whose total compensation exceeded a certain threshold. DCP awards vest in one-third increments over a three-year vesting period following the grant date. The awards are forfeitable upon voluntary termination of employment. Compensation expense is recognized ratably over the vesting period. DCP was a one-time plan granted in 2011.

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

Deferred Contingent Capital Plan (DCCP): For the performance year 2012, employees whose total compensation exceeds a certain threshold mandatorily receive part of their annual incentive in the form of notional bonds, which are a right to receive a cash payment at vesting. DCCP awards vest in full five years from grant and are forfeited if either the phase-in Basel III Common Equity Tier 1 Ratio of the Group falls below 7%, if the FINMA determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS AG, or if UBS AG has received a commitment of extraordinary support from the public sector that is necessary to prevent the insolvency, bankruptcy or failure of UBS AG. Furthermore, the awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. Participants receive annual interest payments. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Wealth Management Americas financial advisor compensation

Financial advisor compensation – cash payments consist primarily of a formula-based compensation plan, which fluctuates in proportion to the level of business activity.

UBS also may enter into compensation arrangements with certain financial advisors primarily as a recruitment incentive and to incentivize financial advisors to achieve specified revenue production and other performance thresholds. The compensation is earned and paid to the employee during a period of continued employment and may be forfeited under certain circumstances. In certain cases, UBS grants loans to financial advisors in connection with these compensation arrangements.

    GrowthPlus is a program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010 and 2011 with potential arrangements to be

Financial information

Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

granted in 2015 and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 commitment, which vests over five years.

PartnerPlus is a mandatory deferred cash compensation plan for selected employees. Awards (UBS contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of UBS’s contribution. Awards earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Voluntary contributions can earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter, or alternatively benchmarked to various mutual funds. The awards vest in 20% increments six to ten years after the grant date. Awards and interest earned on both UBS and voluntary contributions are forfeitable under certain circumstances. Compensation expense for awards is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expenses for awards are recognized ratably commencing in the performance year to the earlier of the vesting date or the retirement eligibility date of the employee. Compensation expenses for voluntary contributions are recognized in the year of deferral.

Discretionary share-based compensation plans

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP): Until 2009, key and high potential employees were granted discretionary share-settled Stock Appreciation Rights (SARs) or UBS options with a strike price not less than the fair market value of a UBS share on the date the SAR or option was granted. A SAR gives employees the right to receive a number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. SARs and options are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. These awards are generally forfeitable upon termination of employment with UBS.

Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No Options or SARs awards have been granted since 2009.

Voluntary share-based compensation plans

Equity Plus Plan (Equity Plus): Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS shares at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and / or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Compensation expense for the Equity Plus plan is recognized from the grant date to the earliest of the vesting date or the retirement eligibility date of the employee.

Share delivery obligations

UBS satisfies share delivery obligations under its share-based plans either by purchasing UBS shares in the market or through the issuance of new shares. As of 31 December 2012, UBS held approximately 74 million shares in treasury (31 December 2011: approximately 77 million shares) and approximately 145 million (31 December 2011: 149 million shares) unissued shares (out of 150 million approved in 2006) in conditional share capital. These treasury shares and unissued shares are available to satisfy the exercising of options and SAR awards by employees. The shares available cover all vested and in-the-money (i.e. exercisable) employee options and SARs.

Financial information

Note 31 Equity participation and other compensation plans (continued)

b) Effect on income statement

Effect on the income statement for the financial year and future periods

The following table summarizes the compensation expenses recognized for the year ended 31 December 2012 and deferred compensation expenses that will be recognized as an expense in the income statements for 2013 and later. The deferred compensation expenses in the table also include vested and non-vested awards granted mainly in March 2013, which relate to the performance year 2012.

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2012				Personnel expenses deferred to 2013 and later
CHF million	Expenses relating to awards for 2012	Expenses relating to awards for prior years	Total		Relating to awards for 2012		Relating to awards for prior years	Total
Performance awards

Cash performance awards	1,411	(38)	1,373		0		0	0

Deferred cash plans (CBP, DCCP and other cash plans)	150	149	299		371		87	458

Equity Ownership Plan (EOP / SEEOP) – UBS shares	135	995	1,130		383		495	878

Performance Equity Plan (PEP)	0	10	10		0		4	4

Incentive Performance Plan (IPP)	0	62	62		0		82	82

Total UBS share plans	135	1,067	1,202		383		581	964

UBS share option plans (KESAP / KESOP)	0	14	14		0		0	0

Equity Ownership Plan (EOP) – AIVs	28	84	112		20		46	66

Total performance awards	1,724	1,276	3,000		774		714	1,488

Variable compensation

Variable compensation – other	424	(57)	367	[3]	494	[4]	71	565

Financial advisor compensation – cash payments	1,957	0	1,957		0		0	0

Compensation commitments and advances related to recruited financial advisors	54	579	634		587		2,115	2,702

GrowthPlus and other deferral plans	54	129	183		54		620	674

UBS share plans	21	78	99		66		216	282

Wealth Management Americas: Financial advisor compensation[2]	2,087	786	2,873		706		2,951	3,657

Total	4,235	2,005	6,240		1,974		3,736	5,710

1  Total share-based personnel expenses recognized for the year ended 31 December 2012 were CHF 1,584 million and were comprised of UBS share plans of CHF 1,261 million, UBS share option plans of CHF 14 million, Equity Ownership Plan – AIVs of CHF 112 million, related social security costs of CHF 89 million and other compensation plans (reported within Variable compensation – other) of CHF 108 million. 2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date. 3  Includes replacement payments of CHF 109 million (of which CHF 94 million related to prior years), forfeiture credits of CHF 174 million (entirely related to prior years), severance payments and provisions of CHF 303 million (entirely related to the current year) and retention plan and other payments of CHF 128 million (of which CHF 21 million related to prior years). 4  Includes interest expense of CHF 137 million related to DCCP.

Financial information

Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2011				Personnel expenses deferred to 2012 and later
CHF million	Expenses relating to awards for 2011	Expenses relating to awards for prior years	Total		Relating to awards for 2011	Relating to awards for prior years	Total

Performance awards

Cash performance awards	1,554	(88)	1,466		0	0	0

Deferred cash plans (CBP, DCP and other cash plans)	34	309	343		3	179	182

Equity Ownership Plan (EOP / SEEOP) – UBS shares	231	1,153	1,384		740	720	1,460

Performance Equity Plan (PEP)	3	5	8		10	4	14

Incentive Performance Plan (IPP)	0	97	97		0	134	134

Total UBS share plans	234	1,256	1,490		750	858	1,608

UBS share option plans (KESAP / KESOP)	0	100	100		0	15	15

Equity Ownership Plan (EOP) – AIVs	25	93	118		69	48	117

Total performance awards	1,847	1,669	3,516		822	1,100	1,922

Variable compensation

Variable compensation – other	295	(104)	191	[3]	132	111	243

Financial advisor compensation – cash payments	1,695	0	1,695		0	0	0

Compensation commitments and advances related to recruited financial advisors	37	499	536		561	2,131	2,692

GrowthPlus and other deferral plans	90	89	179		377	422	799

UBS share plans	20	88	108		86	261	347

Wealth Management Americas: Financial advisor compensation[2]	1,842	676	2,518		1,024	2,814	3,838

Total	3,984	2,242	6,226		1,978	4,025	6,003

1  Total share-based personnel expenses recognized for the year ended 31 December 2011 were CHF 1,789 million and were comprised of UBS share plans of CHF 1,490 million, UBS share option plans of CHF 100 million, Equity Ownership Plan – AIVs of CHF 118 million, related social security costs of CHF 39 million and other compensation plans (reported within Variable compensation – other) of CHF 42 million. In 2012, costs related to guarantees for new hires were reclassified from Variable compensation – other to Variable compensation – performance awards. In addition, costs related to both supplemental severance and certain retention payments were reclassified from Variable compensation – performance awards to Variable compensation – other. Prior periods were adjusted for these changes. The combined impact of these changes resulted in a net increase to Variable compensation – performance awards of CHF 125 million for the year ended 31 December 2011 with a corresponding net decrease to Variable compensation – other. 2   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date. 3  Includes replacement payments of CHF 121 million, forfeiture credits of CHF 215 million, severance payments of CHF 239 million and retention plan and other payments of CHF 46 million.

Additional disclosures on income statement

During 2012, UBS accelerated the recognition of expenses for certain deferred compensation arrangements relating to employees that were made redundant as part of restructuring programs. Based on the redundancy provisions of the plan rules, these employees retain their deferred compensation awards, however, as the employees are not required to provide future service, compensation expense relating to these awards was accelerated to the termination date based on the shortened service period. The amounts accelerated and recognized in 2012 were CHF 63 million relating to share-based payment awards and CHF 13 million related to deferred cash awards. UBS also shortened the service period for certain employees in accordance with the mutually agreed termination provisions of their deferred compensation awards. Expense recognition was accelerated to the revised vesting date. The amounts accelerated and recognized in 2012 were CHF 20 million relating to share-based payment awards and CHF 2 million related to deferred cash awards. These amounts are included in personnel expenses.

Additional disclosures on mandatory, discretionary and voluntary share-based compensation plans (including AIVs granted under EOP)

The total share-based personnel expenses recognized for the years ended 31 December 2012, 2011 and 2010 were CHF

Financial information

Note 31 Equity participation and other compensation plans (continued)

Personnel expenses – Recognized and deferred1

	Personal expenses for the year ended 2010				Personal expenses deferred to 2011 and later
CHF million	Expenses relating to awards for 2010	Expenses relating to awards for prior years	Total		Relating to awards for 2010	Relating to awards for prior years	Total
Performance awards

Cash performance awards	2,168	5	2,173		(10)	0	(10)

Deferred cash plans (CBP, DCP and other cash plans)	64	250	314		236	311	547

Equity Ownership Plan (EOP / SEEOP) – UBS shares	434	852	1,286		1,249	515	1,764

Performance Equity Plan (PEP)	6	5	11		16	2	18

Incentive Performance Plan (IPP)	0	131	131		6	221	227

Total UBS share plans	440	988	1,428		1,271	738	2,009

UBS share option plans (KESAP / KESOP)	0	145	145		0	114	114

Equity Ownership Plan (EOP) – AIVs	28	83	111		67	57	124

Total performance awards	2,700	1,471	4,171		1,564	1,220	2,784

Variable compensation

Variable compensation – other	310	(169)	141	[3]	347	0	347

Financial advisor compensation – cash payments	1,813	0	1,813		0	0	0

Compensation commitments and advances related to recruited financial advisors	29	570	599		388	2,186	2,574

GrowthPlus and other deferral plans	127	35	162		221	302	523

UBS share plans	11	82	93		89	266	355

Wealth Management Americas: Financial advisor compensation[2]	1,980	687	2,667		698	2,754	3,452

Total	4,990	1,989	6,979		2,609	3,974	6,583

1 Total share-based personnel expenses recognized for the year ended 31 December 2010 were CHF 1,843 million and where comprised of UBS share plans of CHF 1,428 million, UBS share option plans of CHF 145 million, Equity Ownership Plan – AIVs of CHF 111 million, related social security costs of CHF 90 million and other compensation plans (reported within Variable compensation – other) of CHF 69 million. In 2012, costs related to guarantees for new hires were reclassified from Variable compensation – other to Variable compensation – performance awards. In addition, costs related to both supplemental severance and certain retention payments were reclassified from Variable compensation – performance awards to Variable compensation – other. Prior periods were adjusted for these changes. The combined impact of these changes resulted in a net increase to Variable compensation – performance awards of CHF 89 million for the year ended 31 December 2010 with a corresponding net decrease to Variable compensation – other. 2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date. 3 Includes replacement payments of CHF 107 million, forfeiture credits of CHF 167 million, severance payments of CHF 80 million and retention plan and other payments of CHF 121 million.

1,584 million, CHF 1,789 million, and CHF 1,843 million, respectively. This includes the current period expense amortization and related social security costs for awards issued in prior periods and performance year expensing for awards granted to retirement-eligible employees where the terms of the awards do not require the employee to provide future services.

The total compensation expenses for non-vested share-based awards granted up to 31 December 2012 relating to prior years to be recognized in future periods is CHF 1,108 million and will be recognized as personnel expenses over a weighted average period of 2.4 years. This includes UBS share plans, UBS share option plans, the Equity Ownership Plan (AIVs), other variable compensation and the Equity Plus Plan. Total deferred compensation amounts included in the 2012 table differ from this amount as the deferred compensation amounts also include non-vested awards granted in March 2013 related to the performance year 2012.

Actual payments to participants in cash-settled share-based plans, including amounts granted as AIVs issued under the EOP, for the years ended 31 December 2012, 2011 and 2010 were CHF 141 million, CHF 93 million and CHF 79 million, respectively. The total carrying amount of the liability related to these plans was CHF 249 million at 31 December 2012.

Financial information

Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

c) Movements during the year

UBS share and performance share awards

Movements in UBS share and notional share awards were as follows:

UBS share awards

	Number of shares 2012	Weighted average grant date fair value (CHF)	Number of shares 2011	Weighted average grant date fair value (CHF)	Number of shares 2010	Weighted average grant date fair value (CHF)
Outstanding, at the beginning of the year	214,698,539	17	171,085,140	18	86,888,626	31

Shares awarded during the year	120,208,862	12	111,254,968	18	125,133,310	15

Distributions during the year	(72,997,669)	17	(54,443,660)	21	(29,669,688)	42

Forfeited during the year	(12,850,203)	17	(13,197,909)	18	(11,267,108)	21

Outstanding, at the end of the year	249,059,529	15	214,698,539	17	171,085,140	18

of which: shares vested for accounting purposes	61,555,483		59,154,235		47,366,286

The fair value of shares that became legally vested and were distributed (i.e. all restrictions were fulfilled) during the years ended 31 December 2012, 2011 and 2010 was CHF 1,216 million, CHF 980 million and CHF 421 million, respectively.

Movements in performance shares granted under the IPP are as follows:

Incentive Performance Plan

	2012
	Number of performance shares 2012	Weighted average fair value of IPP performance shares at grant date (CHF)[1]	Representative of UBS shares 2012[2]
Forfeitable, at the beginning of the year	16,137,466	22	16,137,466

Awarded during the year	0	0	0

Distributions during the year	(7,182)	22	(7,182)

Forfeited during the year	(1,898,453)	22	(1,898,453)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	N/A

Forfeitable, at the end of the year	14,231,831	22	14,231,831

of which: performance shares vested for accounting purposes	8,965,917		8,965,917

	2011
Forfeitable, at the beginning of the year	18,157,242	22	18,157,242

Awarded during the year	31,848	21	31,848

Distributions during the year	0	0	0

Forfeited during the year	(2,051,624)	22	(2,051,624)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	0

Forfeitable, at the end of the year	16,137,466	22	16,137,466

of which: performance shares vested for accounting purposes	6,727,398		6,727,398

	2010
Forfeitable, at the beginning of the year	0	0	0

Awarded during the year	19,629,916	22	19,629,916

Distributions during the year	0	0	0

Forfeited during the year	(1,472,674)	22	(1,472,674)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	N/A

Forfeitable, at the end of the year	18,157,242	22	18,157,242

of which: performance shares vested for accounting purposes	4,073,546		4,073,546

1 Valuations take into account the relevant performance conditions, targets set, and the range of possible outcomes. 2 Based on conditions existing at the relevant balance sheet date.

Financial information

Note 31 Equity participation and other compensation plans (continued)

Movements in performance shares granted under the PEP are as follows:

Performance Equity Plan

	2012
	Number of performance shares 2012	Weighted average fair value of PEP performance shares at grant date (CHF)[1]	Representative of UBS shares 2012[2]
Forfeitable, at the beginning of the year	1,210,598	18	1,210,598

Awarded during the year	845,580	13	845,580

Distributions during the year	0	0	0

Forfeited during the year	(230,979)	13	(230,979)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	(878,516)

Forfeitable, at the end of the year	1,825,199	16	946,683

of which: performance shares vested for accounting purposes	1,160,836		587,828

	2011
Forfeitable, at the beginning of the year	518,837	16	518,837

Awarded during the year	754,530	19	754,530

Distributions during the year	0	0	0

Forfeited during the year	(62,769)	19	(62,769)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	(732,364)

Forfeitable, at the end of the year	1,210,598	18	478,234

of which: performance shares vested for accounting purposes	594,235		244,332

	2010
Forfeitable, at the beginning of the year	0	0	0

Awarded during the year	545,642	16	545,642

Distributions during the year	0	0	0

Forfeited during the year	(26,805)	16	(26,805)

Increase / decrease of UBS shares to be delivered upon vesting, based on conditions at the end of the year	N/A	N/A	(251,636)

Forfeitable, at the end of the year	518,837	16	267,201

of which: performance shares vested for accounting purposes	221,638		114,143

1 Valuations take into account the relevant performance conditions, targets set, and the range of possible outcomes. 2 Based on conditions existing at the relevant balance sheet date.

UBS option awards

Movements in option awards were as follows:

UBS option awards

	Number of options 2012	Weighted average exercise price (CHF)[1]	Number of options 2011	Weighted average exercise price (CHF)[1]	Number of options 2010	Weighted average exercise price (CHF)[1]
Outstanding, at the beginning of the year	179,992,361	43	205,545,575	42	228,623,886	43

Granted during the year	0	0	0	0	0	0

Exercised during the year	(992,180)	11	(1,306,764)	12	(40,894)	14

Forfeited during the year	(1,283,626)	44	(810,094)	24	(5,814,986)	33

Expired unexercised	(19,625,991)	40	(23,436,356)	42	(17,222,431)	54

Outstanding, at the end of the year	158,090,564	43	179,992,361	43	205,545,575	42

Exercisable, at the end of the year	158,090,564	43	178,008,644	43	155,302,104	48

1 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table provides additional information about option exercises, grants and intrinsic values:

For the year ended	31.12.12	31.12.11	31.12.10
Weighted average share price of options exercised (CHF)	13	17	16

Intrinsic value of options exercised during the year (CHF million)	3.6	7.5	0.1

Weighted average grant date fair value of options granted (CHF)	N/A	N/A	N/A

Financial information

Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

The following table provides additional information about options outstanding and options exercisable as of 31 December 2012:

	Options outstanding				Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average exercise price (CHF / USD)	Aggregate intrinsic value (CHF / USD million)	Weighted average remaining contractual term (years)	Number of options exercisable	Weighted average exercise price (CHF / USD)	Aggregate intrinsic value (CHF / USD million)	Weighted average remaining contractual term (years)

CHF Awards
10.21–15.00	14,801,336	11.38	43.8	6.1	14,801,336	11.38	43.8	6.1

15.01–25.00	10,306,684	18.75	0.0	6.3	10,306,684	18.75	0.0	6.3

25.01–35.00	34,383,941	30.97	0.0	4.4	34,383,941	30.97	0.0	4.4

35.01–45.00	8,768,140	41.98	0.0	2.0	8,768,140	41.98	0.0	2.0

45.01–55.00	16,679,077	49.36	0.0	2.5	16,679,077	49.36	0.0	2.5

55.01–65.00	4,589,852	60.10	0.0	4.0	4,589,852	60.10	0.0	4.0

65.01–75.00	48,336,965	67.59	0.0	3.7	48,336,965	67.59	0.0	3.7

10.21–75.00	137,865,995		43.8		137,865,995		43.8

USD Awards
17.88–25.00	5,312,270	19.51	0.0	0.2	5,312,270	19.51	0.0	0.2

25.01–35.00	6,809,592	31.69	0.0	1.4	6,809,592	31.69	0.0	1.4

35.01–40.00	5,772,639	37.27	0.0	2.2	5,772,639	37.27	0.0	2.2

40.01–45.96	2,330,068	41.12	0.0	2.5	2,330,068	41.12	0.0	2.5

17.88–45.96	20,224,569		0.0		20,224,569		0.0

UBS SAR awards

Movements in SAR awards were as follows:

UBS SARs awards

	Number of SARs 2012	Weighted average exercise price (CHF)	Number of SARs 2011	Weighted average exercise price (CHF)	Number of SARs 2010	Weighted average exercise price (CHF)
Outstanding, at the beginning of the year	55,021,238	12	58,015,041	12	60,907,175	12

Granted during the year	0	0	0	0	0	0

Exercised during the year	(14,217,629)	11	(44,333)	15	(160,334)	12

Forfeited during the year	(684,717)	11	(2,946,350)	11	(2,721,700)	11

Expired unexercised	(7,000,557)	11	(3,120)	16	(10,100)	11

Outstanding, at the end of the year	33,118,335	12	55,021,238	12	58,015,041	12

Exercisable, at the end of the year	33,118,335	12	4,018,634	10	4,005,317	10

The following table provides additional information about SARs exercises, grants and intrinsic values:

For the year ended	31.12.12	31.12.11	31.12.10
Weighted average share price of SARs exercised (CHF)	13	18	16

Intrinsic value of SARs exercised during the year (CHF million)	24.6	0.1	0.6

Weighted average grant date fair value of SARs granted (CHF)	N/A	N/A	N/A

Financial information

Note 31 Equity participation and other compensation plans (continued)

The following table provides additional information about SARs outstanding as of 31 December 2012:

	SARs outstanding				SARs exercisable
Range of exercise prices	Number of SARs outstanding	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)	Number of SARs exercisable	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)

CHF
9.35–12.50	31,704,385	11.34	92.7	6.2	31,704,385	11.34	92.7	6.2

12.51–15.00	32,000	14.51	0.0	6.5	32,000	14.51	0.0	6.5

15.01–17.50	110,950	16.80	0.0	6.4	110,950	16.80	0.0	6.4

17.51–20.00	366,000	19.25	0.0	6.7	366,000	19.25	0.0	6.7

20.01–40.00	905,000	40.00	0.0	6.2	905,000	40.00	0.0	6.2

9.35–40.00	33,118,335		92.7		33,118,335		92.7

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2012 is approximately 15.4% (2011: 13.9%) of the market price of the UBS share. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

UBS options and SARs awards

Since 2010, the fair values of options and SARs have been determined using a standard closed-formula option valuation model. The expected term of each instrument is calculated based on historical employee exercise behavior patterns, taking into account the share price, strike price, vesting period and the contractual life of the instrument. The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historical share price volatility. Expected future dividends are derived from traded UBS options or from the historical dividend pattern. No options or SARs have been granted since 2009.

Incentive Performance Plan (IPP) and Performance Equity Plan (PEP)

For performance share awards granted in 2012, 2011 and 2010, UBS obtained independent third-party valuations based on the market conditions at the date of grant. The valuation methodology applied was a Monte Carlo simulation. The approach to determining input parameters and valuing the post-vesting transfer restriction is in line with that used for options. The fair value of IPP units granted in 2010 and PEP units granted in 2012, 2011 and 2010 was determined using the following assumptions:

	31.12.12	31.12.11	31.12.10
	PEP CHF awards	PEP CHF awards	PEP CHF awards
Expected total shareholder return volatility (%)	43.00	62.00	63.00

Expected economic profit volatility (%)[1]	16.00	52.00	57.00

Risk-free interest rate (%)	0.09	0.62	0.60

Expected dividend (CHF)	0.13	0.03	0.10

Share price (CHF)	12.76	18.43	14.80

1 For the PEP award in 2012, the expected volatility of economic profit was determined prior to the cost of equity deduction, resulting in a lower volatility compared with prior periods when the expected volatility of economic profit was determined after the cost of equity deduction. This refinement to the calculation did not have a significant impact on compensation expense for this award. Refer to the “Capital management” section in this report for more information on economic profit.

31.12.10
IPP CHF awards
Expected total shareholder return volatility (%)	38.07

Expected economic profit volatility (%)	N/A

Risk-free interest rate (%)	1.06

Expected dividend (CHF)	0.12

Share price (CHF)	14.80

Financial information

Notes to the consolidated financial statements

Note 32 Related parties

UBS defines related parties as associated companies (entities which are significantly influenced by UBS), post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB).

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-independent members of the BoD and GEB members, including those who stepped down during 20121, is as follows:

Remuneration of key management personnel

CHF million	31.12.12	31.12.11	31.12.10
Base salaries and other cash payments	20	21	16

Incentive awards – cash[2]	21	22	30

Employer’s contributions to retirement benefit plans	1	1	1

Benefits in kind, fringe benefits (at market value)	1	1	1

Equity compensation benefits[3]	34	33	48

Total	76	79	96

1 During 2012, Alexander Wilmot-Sitwell and Carsten Kengeter stepped down from the GEB. 2 Includes immediate and deferred cash. For 2012, incentive awards were entirely comprised of DCCP awards. 3 Expenses for shares granted is measured at grant date and allocated over the vesting period, generally for 5 years. In 2012, equity compensation benefits were entirely comprised of EOP awards. In 2011 and 2010, equity compensation benefits included PEP, SEEOP and blocked shares due to applicable UK FSA regulations.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.6 million in 2012, CHF 7.0 million in 2011 and CHF 6.7 million in 2010.

b) Equity holdings

	31.12.12	31.12.11	31.12.10
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members[1]	3,137,426	4,800,170	9,085,194

Number of shares held by members of the BoD, GEB and parties closely linked to them[2]	4,557,522	3,562,771	4,850,196

1 Refer to “Note 31 Equity participation and other compensation plans” for more information. 2 Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, 5,597 shares on 31 December 2012, 31 December 2011 and 31 December 2010, respectively, were held by close family members of key management personnel. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2012, 31 December 2011 and 31 December 2010. Refer to “Note 31 Equity participation and other compensation plans” for more information. No member of the BoD or GEB is the beneficial owner of more than 1% of UBS AG’s shares on 31 December 2012.

Financial information

Note 32 Related parties (continued)

c) Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties but adjusted for reduced credit risk. Independent BoD members are granted loans and mortgages under general market conditions.

Movements in the loan, advances and mortgage balances are as follows:

Loans, advances and mortgages to key management personnel 1

CHF million	2012	2011
Balance at the beginning of the year	19	22

Additions	5	0

Reductions	(5)	(3)

Balance at the end of the year	19	19	[2]

1  All loans are secured loans, except for CHF 311,308 in 2012 and CHF 45,435 in 2011.  2   Includes a forgivable loan of CHF 3.3 million, subject to the GEB member’s continued full-time employment with UBS and a performance satisfactory and commensurate with his responsibilities. The loan has been fully repaid in 2012, as the GEB member stepped down during the year.

d) Associated companies

All transactions with associated companies are conducted at arm’s length:

Loans and receivables with associated companies

CHF million	2012	2011	2010
Balance at the beginning of the year	231	259	373

Additions	251	3	2

Reductions	(32)	(33)	(118)

Credit loss (expense) / recovery	0	0	0

Foreign currency translation	1	1	2

Balance at the end of the year	450	231	259

of which: unsecured loans	276	28	39

of which: allowances for credit losses	1	1	1

Other transactions with associated companies

	As of or for the year ended
CHF million	31.12.12	31.12.11	31.12.10
Payments to associates for goods and services received	131	131	139

Fees received for services provided to associates	0	1	1

Commitments and contingent liabilities to associates	8	9	68

Refer to “Note 34 Significant subsidiaries and associates” for an overview of significant associates.

439

Financial information

Notes to the consolidated financial statements

Note 32 Related parties (continued)

e) Other related party transactions

During 2012 and 2011, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2012 and 2011, these entities included

H21 Macro Fund Ltd (Cayman Islands) and Immo Heudorf AG (Switzerland). In 2010, UBS provided services for H21 Macro Fund Ltd (Cayman Islands).

Other related party transactions

CHF million	2012		2011		2010
Balance at the beginning of the year	11		0		0

Additions	1		15		0

Reductions	0		4		0

Balance at the end of the year	11	[1]	11	[1]	0

1  Comprised of loans.

Other transactions with these related parties include:

CHF million	2012	2011	2010
Goods sold and services provided to UBS	0	0	0

Fees received for services provided by UBS	0	3	1

f) Additional information

UBS also engages in trading and risk management activities (e.g. swaps, options and forwards) with various related parties mentioned in previous sections. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market-maker in equity and debt instruments and at times may hold positions in instruments of related parties. These transactions are generally entered into at arm’s length terms.

Note 33 Events after the reporting period

There have been no material events after the reporting period which would require disclosure in or adjustment to the 31 December 2012 Financial Statements.

440

Financial information

Note 34 Significant subsidiaries and associates

Significant subsidiaries as of 31 December 2012

Company	Registered office	Business division		Share capital in million		Equity interest accumulated in %
CCR Asset Management SA	Paris, France	Global Asset Management	EUR	5.3		100.0

OOO UBS Bank	Moscow, Russia	Investment Bank	RUB	3,450.0		100.0

Swiss Finance Corporation (Mauritius) Limited	Port Louis, Mauritius	Investment Bank	USD	0.0		100.0

Topcard Service AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.2		100.0

UBS (Bahamas) Ltd	Nassau, Bahamas	Wealth Management	USD	4.0		100.0

UBS (China) Limited[1]	Beijing, China	Investment Bank	CNY	2,000.0		100.0

UBS (France) SA	Paris, France	Wealth Management	EUR	125.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	Investment Bank	USD	0.0		100.0

UBS (Italia) SpA	Milan, Italy	Wealth Management	EUR	60.0		100.0

UBS (Luxembourg) SA	Luxembourg, Luxembourg	Wealth Management	CHF	150.0		100.0

UBS (Monaco) SA	Monte Carlo, Monaco	Wealth Management	EUR	9.2		100.0

UBS Alternative and Quantitative Investments LLC	Wilmington, Delaware, USA	Global Asset Management	USD	0.1		100.0

UBS Americas Inc.	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Asesores Mexico, S.A. de C.V.	Mexico City, Mexico	Wealth Management	MXN	303.6		100.0

UBS Bank (Canada)	Toronto, Canada	Wealth Management Americas	CAD	8.5		100.0

UBS Bank (Netherlands) B.V.	Amsterdam, Netherlands	Wealth Management	EUR	0.2		100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	Mexico City, Mexico	Investment Bank	MXN	706.4		100.0

UBS Bank USA	Salt Lake City, USA	Wealth Management Americas	USD	1,880.0	[2]	100.0

UBS Bank, SA	Madrid, Spain	Wealth Management	EUR	82.2		100.0

UBS Belgium SA/NV	Brussels, Belgium	Wealth Management	EUR	28.0		100.0

UBS Beteiligungs-GmbH & Co. KG	Frankfurt, Germany	Wealth Management	EUR	568.8		100.0

UBS Brasil Administradora de Valores Mobiliarios Ltda	São Paulo, Brazil	Wealth Management	BRL	114.2		100.0

UBS Capital Securities (Jersey) Limited	St. Helier, Jersey	Corporate Center	EUR	0.0		100.0

UBS Card Center AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.1		100.0

UBS Casa de Bolsa, S.A. de C.V., UBS Grupo Financiero	Mexico City, Mexico	Investment Bank	MXN	114.9		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	Investment Bank	HKD	880.0		100.0

UBS Deutschland AG	Frankfurt, Germany	Wealth Management	EUR	176.0		100.0

UBS Finance (Curaçao) NV	Willemstad, Curaçao	Corporate Center	USD	0.1		100.0

UBS Finance (Delaware) LLC	Wilmington, Delaware, USA	Investment Bank	USD	37.3	[2]	100.0

UBS Financial Services Inc.	Wilmington, Delaware, USA	Wealth Management Americas	USD	4,522.5	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	San Juan, Puerto Rico	Wealth Management Americas	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0	[2]	100.0

UBS Fund Management (Luxembourg) SA	Luxembourg, Luxembourg	Global Asset Management	EUR	10.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global Asset Management	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global Asset Management	USD	5.6		100.0

UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global Asset Management	CHF	2.5		100.0

UBS Futures Singapore Ltd	Singapore, Singapore	Investment Bank	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc.	Wilmington, Delaware, USA	Global Asset Management	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global Asset Management	AUD	19.9		100.0

UBS Global Asset Management (Canada) Inc.	Toronto, Canada	Global Asset Management	CAD	117.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global Asset Management	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global Asset Management	SGD	4.0		100.0

UBS Global Asset Management (UK) Ltd	London, United Kingdom	Global Asset Management	GBP	125.0		100.0

UBS Global Asset Management Holding Ltd	London, United Kingdom	Global Asset Management	GBP	151.4		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Wealth Management	CHF	5.0		100.0

UBS Grupo Financiero, S.A. de C.V.	Mexico City, Mexico	Investment Bank	MXN	918.8		100.0

UBS Hana Asset Management Company Ltd	Seoul, South Korea	Global Asset Management	KRW	45,000.0		51.0

UBS Holding (France) SA	Paris, France	Investment Bank	EUR	418.9		100.0

1   Incorporated in 2012.  2  Share capital and share premium.

441

Financial information

Notes to the consolidated financial statements

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries as of 31 December 2012

Company	Registered office	Business division		Share capital in million		Equity interest accumulated in %
UBS Hypotheken AG	Zurich, Switzerland	Retail & Corporate	CHF	0.1		98.0

UBS International Holdings B.V.	Amsterdam, Netherlands	Corporate Center	EUR	6.8		100.0

UBS International Life Limited	Dublin, Ireland	Wealth Management	EUR	1.0		100.0

UBS Italia SIM SpA	Milan, Italy	Investment Bank	EUR	15.1		100.0

UBS Life AG	Zurich, Switzerland	Wealth Management	CHF	25.0		100.0

UBS Limited	London, United Kingdom	Investment Bank	GBP	193.6		100.0

UBS Loan Finance LLC	Wilmington, Delaware, USA	Investment Bank	USD	16.7	[2]	100.0

UBS O’Connor LLC	Dover, Delaware, USA	Global Asset Management	USD	1.0		100.0

UBS Preferred Funding (Jersey) Limited	St. Helier, Jersey	Corporate Center	EUR	0.0		100.0

UBS Preferred Funding Company LLC IV	Wilmington, Delaware, USA	Corporate Center	USD	0.0		100.0

UBS Preferred Funding Company LLC V	Wilmington, Delaware, USA	Corporate Center	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global Asset Management	EUR	7.5		94.9

UBS Real Estate Securities Inc.	Wilmington, Delaware, USA	Investment Bank	USD	1,300.4	[2]	100.0

UBS Realty Investors LLC	Boston, Massachusetts, USA	Global Asset Management	USD	9.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	Investment Bank	THB	500.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	209.8	[2]	100.0

UBS Securities Canada Inc.	Toronto, Canada	Investment Bank	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	Investment Bank	EUR	15.0		100.0

UBS Securities France SA	Paris, France	Investment Bank	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	Investment Bank	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	Investment Bank	INR	140.0		100.0

UBS Securities Japan Co., Ltd	Tokyo, Japan	Investment Bank	JPY	74,450.0		100.0

UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	22,205.6	[2]	100.0

UBS Securities Pte. Ltd	Singapore, Singapore	Investment Bank	SGD	311.5		100.0

UBS Securities Pte. Ltd Seoul Branch	Seoul, South Korea	Investment Bank	KRW	0.0		100.0

UBS Securities Pte. Ltd Taipei Branch	Taipei, Taiwan	Investment Bank	TWD	0.0		100.0

UBS Service Centre (Poland) Sp. z o.o.	Zabierzow, Poland	Corporate Center	PLN	1.4		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	Investment Bank	ZAR	0.0		100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Wealth Management	CHF	1.5		100.0

UBS Trust Company of Puerto Rico	Hato Rey, Puerto Rico	Wealth Management Americas	USD	0.1		100.0

UBS UK Properties Limited	London, United Kingdom	Investment Bank	GBP	132.0		100.0

UBS Wealth Management Australia Ltd	Sydney, Australia	Wealth Management	AUD	53.9		100.0

[1] Incorporated in 2012. [2] Share capital and share premium.

Significant subsidiaries deconsolidated during 2012
Significant deconsolidated companies	Registered office					Reason for deconsolidation
UBS Leasing AG	Zurich, Switzerland					Merger with UBS AG

Significant associates as of 31 December 2012
Company	Registered office	Industry				Equity interest in %
SIX Group AG1	Zurich, Switzerland	Financial				17.3

UBS Securities Co. Limited[1]	Beijing, China	Financial				20.0

1  UBS is represented on the Board of Directors.

442

Financial information

Note 35 Invested assets and net new money

Invested assets

Invested assets include all client assets managed by or deposited with UBS for investment purposes. Invested assets include managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as the Group only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g. art collections) and deposits from third-party banks for funding or trading purposes. In the first quarter 2012, the definition of invested assets for Retail & Corporate was refined and hence pension fund assets are no longer counted as invested assets. Accordingly, the Group’s invested assets were restated as of 31 December 2011 from CHF 2,167 billion to CHF 2,088 billion.

Discretionary assets are defined as client assets that UBS decides how to invest. Other invested assets are those where the client ultimately decides how the assets are invested. When a single product is created in one business division and sold in another, it is counted in both the business division that manages the investment and the one that distributes it. This results in double counting within UBS total invested assets, as both business divisions are providing a service independently to their respective clients, and both add value and generate revenue.

Net new money

Net new money in a reporting period is the amount of invested assets that are entrusted to UBS by new and existing clients, less those withdrawn by existing clients and clients who terminated their relationship with UBS.

Net new money is calculated using the direct method, under which inflows and outflows to / from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets are not counted as net new money inflows. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows; however, where such change in service level directly results from a new externally-imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact.

The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS. Net new money resulting from such transfers between business divisions was zero in 2012 and 2011.

	As of or for the year ended
CHF billion	31.12.12	31.12.11
Fund assets managed by UBS	270	270

Discretionary assets	635	585

Other invested assets	1,325	1,233

Total invested assets (double counts included)	2,230	2,088

of which: double count	172	183

of which: acquisitions (divestments)	(13.8)	24.6

Net new money (double counts included)	32.9	40.4

Financial information

Notes to the consolidated financial statements

Note 36 Business combinations

Business combinations in 2012

In 2012, no significant business combinations were completed.

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

Note 37 Changes in organization

Net restructuring charges by business division and Corporate Center

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10
Wealth Management	26	82	(9)

Wealth Management Americas	(1)	10	162

Investment Bank	331	216	(25)

Global Asset Management	20	26	1

Retail & Corporate	3	32	(3)

Corporate Center	(8)	15	(13)

Total net restructuring charges	371	380	113

of which: personnel expenses	358	261	(2)

of which: general and administrative expenses	0	93	79

of which: depreciation and impairment of property and equipment	14	26	37

Net restructuring charges by personnel expense category

	For the year ended
CHF million	31.12.12	31.12.11	31.12.10
Salaries	64	31	0

Variable compensation – performance awards	115	54	3

Variable compensation – other	247	122	(10)

Contractors	0	0	0

Social security	(10)	20	1

Pension and other post-employment benefit plans	(56)	30	0

Wealth Management Americas: Financial advisor compensation	0	(1)	2

Other personnel expenses	(1)	6	2

Total net restructuring charges: personnel expenses	358	261	(2)

Financial information

Note 38 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate		Average rate[1]
	As of		Year ended
	31.12.12	31.12.11	31.12.12	31.12.11	31.12.10
1 USD	0.92	0.94	0.92	0.88	1.04

1 EUR	1.21	1.21	1.21	1.23	1.37

1 GBP	1.49	1.46	1.50	1.45	1.62

100 JPY	1.05	1.22	1.07	1.11	1.18

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a year represent an average of twelve month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Note 39 Swiss banking law requirements

The consolidated Financial Statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires banks which present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (FINMA Circular 2008 / 2 and the Banking Ordinance). Included in this note are the significant differences in regard to recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of the FINMA governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance. The differences outlined in points two through eleven also apply to the Parent Bank statutory accounts.

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

3. Cash flow hedges

The Group designates derivative instruments in cash flow hedge accounting relationships. Under IFRS, when hedge accounting is applied, the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When the hedged cash flows materialize, the accumulated unrecognized gain or loss is reclassified to income.

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

Under Swiss law, unless the investment property is classified as held for sale, investment property is carried at amortized cost less any accumulated depreciation and impairment losses. Investment property classified as held for sale is carried at the lower of cost or market value.

Financial information

Notes to the consolidated financial statements

Note 39 Swiss banking law requirements (continued)

5. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities. Instruments for which the fair value option is applied are accounted for at fair value with changes in fair value reflected in Net trading income. The fair value option is applied primarily to hybrid debt instruments, certain loans and loan commitments and certain fund investments.

Under Swiss accounting rules, the fair value option can only be applied to structured products issued that consist of a debt host contract and an embedded derivative(s) that requires bifurcation. Changes in fair value attributable to changes in own credit are not recognized in the income statement.

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

7. Pension funds

Swiss law permits the use of IFRS or Swiss accounting standards for pension funds, with the election made on a plan by plan basis. UBS applies IFRS for its non-Swiss defined benefit plans and Swiss accounting standards (FER 16) for the Swiss pension plan in the Parent Bank. The requirements of FER 16 are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Key differences between FER 16 / 26 and IAS 19R relate to the treatment of future salary increases, which are not considered under FER 16 / 26, and the determination of the discount rate.

For defined benefit plans, IFRS requires the full defined benefit obligation net of the plan assets to be recorded on the balance sheet, with changes resulting from remeasurements recognized directly in equity. For plans for which IFRS is elected, Swiss law requires that changes due to remeasurements are recognized in the income statement.

Swiss accounting standards require that employer contributions to the pension fund are recognized as personnel expenses in the income statement. Further, FER 16 requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit or obligation for the employer arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or the employer is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

8. Netting of replacement values

Under IFRS, replacement values are reported on a gross basis unless certain restrictive requirements are met. Under Swiss law, replacement values and the related cash collateral are reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable.

9. Restructuring provisions

Swiss law requires that a provision for restructuring costs be recognized when the governing body has authorized a plan for the direction, supervision and control of restructuring measures. For IFRS, in addition to a detailed formal plan for the restructuring, a provision for restructuring costs is recognized only when the entity also has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. Accordingly, recognition of a provision for restructuring may occur earlier under Swiss GAAP than under IFRS.

10. Discontinued operations

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

11. Extraordinary income and expense

Certain items of non-recurring and non-operating income and expense are classified as extraordinary items under Swiss law. This distinction is not available under IFRS.

Financial information

Note 40 Supplemental guarantor information required under SEC rules

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc. (PaineWebber), UBS AG entered into a full and unconditional guarantee of the senior notes, the subordinated notes and the trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was a SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly-owned subsidiary of UBS AG.

Under the guarantee, if UBS Americas Inc. fails to make any

timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc. UBS AG’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS AG and all other liabilities of UBS AG.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements of UBS of which this information is a part.

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	13,376	2,774	2,153	(2,336)	15,968

Interest expense	(9,615)	(1,153)	(1,542)	2,336	(9,974)

Net interest income	3,762	1,622	610	0	5,994

Credit loss (expense)/recovery	(7)	(112)	1	0	(118)

Net interest income after credit loss expense	3,754	1,510	611	0	5,875

Net fee and commission income	5,933	6,333	3,139	0	15,405

Net trading income	3,115	250	115	0	3,480

Income from subsidiaries	(4,009)	0	0	4,009	0

Other income	1,545	783	(1,646)	0	682

Total operating income	10,338	8,876	2,220	4,009	25,443

Operating expenses

Personnel expenses	7,682	5,369	1,686	0	14,737

General and administrative expenses	4,643	2,618	1,393	0	8,653

Depreciation and impairment of property and equipment	501	104	84	0	689

Impairment of goodwill	14	2,860	156	0	3,030

Amortization and impairment of intangible assets	3	84	20	0	106

Total operating expenses	12,843	11,034	3,339	0	27,216

Operating profit/(loss) from continuing operations before tax	(2,505)	(2,158)	(1,119)	4,009	(1,774)

Tax expense/(benefit)	6	165	290	0	461

Net profit/(loss) from continuing operations	(2,511)	(2,323)	(1,409)	4,009	(2,235)

Net profit from discontinued operations	0	0	0	0	0

Net profit/(loss)	(2,511)	(2,323)	(1,409)	4,009	(2,235)

Net profit attributable to non-controlling interests	0	0	276	0	276

Net profit/(loss) attributable to UBS shareholders	(2,511)	(2,323)	(1,686)	4,009	(2,511)

1 UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet

CHF million For the year ended 31 December 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Assets

Cash and balances with central banks	54,192	11,395	796	0	66,383

Due from banks	29,107	7,875	68,713	(84,464)	21,230

Cash collateral on securities borrowed	35,749	35,172	3,126	(36,675)	37,372

Reverse repurchase agreements	105,197	60,659	60,880	(95,795)	130,941

Trading portfolio assets	117,337	21,786	33,072	(11,335)	160,861

of which: assets pledged as collateral which may be sold or repledged by counterparties	47,226	5,467	2,466	(10,460)	44,698

Positive replacement values	416,098	5,695	129,090	(132,854)	418,029

Cash collateral receivables on derivative instruments	32,740	4,045	28,331	(34,703)	30,413

Financial assets designated at fair value	7,007	3,037	10,535	(11,473)	9,106

Loans	279,038	38,663	11,765	(49,566)	279,901

Financial investments available-for-sale	51,041	10,637	4,706	0	66,383

Accrued income and prepaid expenses	1,954	3,994	590	(446)	6,093

Investments in subsidiaries and associates	64,807	2	1	(63,951)	858

Property and equipment	5,034	593	376	0	6,004

Goodwill and intangible assets	323	5,116	1,023	0	6,461

Deferred tax assets	5,132	2,643	368	0	8,143

Other assets	8,969	3,718	1,233	(2,865)	11,055

Total assets	1,213,726	215,030	354,604	(524,128)	1,259,232

Liabilities

Due to banks	54,795	46,014	6,680	(84,464)	23,024

Cash collateral on securities lent	19,704	22,105	4,069	(36,675)	9,203

Repurchase agreements	24,540	51,057	57,837	(95,795)	37,639

Trading portfolio liabilities	24,996	8,892	6,137	(5,870)	34,154

Negative replacement values	391,863	5,856	130,204	(132,854)	395,070

Cash collateral payables on derivative instruments	58,650	10,907	36,294	(34,703)	71,148

Financial liabilities designated at fair value	88,775	988	15,154	(12,039)	92,878

Due to customers	330,271	45,107	46,079	(49,566)	371,892

Accrued expenses and deferred income	4,731	2,047	549	(446)	6,881

Debt issued	102,015	353	7,186	(4,899)	104,656

Provisions	1,166	1,023	347	0	2,536

Other liabilities	24,622	18,642	19,503	(2,865)	59,902

Total liabilities	1,126,129	212,993	330,038	(460,177)	1,208,983

Equity attributable to UBS shareholders	87,597	2,037	20,213	(63,951)	45,895

Equity attributable to non-controlling interests	0	0	4,353	0	4,353

Total equity	87,597	2,037	24,566	(63,951)	50,249

Total liabilities and equity	1,213,726	215,030	354,604	(524,128)	1,259,232

1   UBS AG (Parent Bank) prepares its financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows1

CHF million For the year ended 31 December 2012	UBS AG (Parent Bank)[2]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	49,070	10,795	7,186	67,050

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(11)	0	0	(11)

Disposal of subsidiaries, associates and intangible assets[3]	41	0	0	41

Purchase of property and equipment	(878)	(189)	(50)	(1,118)

Disposal of property and equipment	194	5	3	202

Net (investment in) / divestment of financial investments available-for-sale	(12,429)	(780)	(737)	(13,946)

Net cash flow from / (used in) investing activities	(13,082)	(965)	(784)	(14,831)

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	(26,177)	0	(11,790)	(37,967)

Net movements in treasury shares and own equity derivative activity	(1,159)	0	0	(1,159)

Dividends paid	(379)	0	0	(379)

Issuance of long-term debt, including financial liabilities designated at fair value	49,885	575	5,287	55,747

Repayment of long-term debt, including financial liabilities designated at fair value	(49,981)	(23)	(3,991)	(53,996)

Dividends paid to / decrease in non-controlling interests	0	0	(288)	(288)

Net activity in investments in subsidiaries	(2,600)	(99)	2,698	0

Net cash flow from / (used in) financing activities	(30,410)	452	(8,084)	(38,041)

Effects of exchange rate differences	(200)	(352)	(121)	(673)

Net increase / (decrease) in cash and cash equivalents	5,377	9,930	(1,802)	13,506

Cash and cash equivalents at the beginning of the year	66,481	4,336	14,796	85,612

Cash and cash equivalents at the end of the year	71,858	14,266	12,994	99,118

Cash and cash equivalents comprise:

Cash and balances with central banks	54,192	11,395	796	66,383

Money market paper[4]	4,279	47	56	4,382

Due from banks[5]	13,387	2,824	12,142	28,354

Total	71,858	14,266	12,994	99,118

1  In 2012, the estimation of the effects of foreign currency translation on the statement of cash flows was refined. This change in estimate resulted for UBS Group in Net cash flows from / (used in) operating activities being higher by CHF 1.8 billion (recorded in Other net adjustments), from / (used in) investing activities being higher by CHF 0.5 billion, from / (used in) financing activities being higher by CHF 1.4 billion and the amounts presented under the line item Effects of exchange rate differences being lower by CHF 3.7 billion.  2   UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  3  Includes dividends received from associates.  4  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  5  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2011	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	15,311	2,910	2,952	(3,203)	17,969

Interest expense	(10,854)	(1,102)	(2,391)	3,203	(11,143)

Net interest income	4,457	1,808	561	0	6,826

Credit loss (expense) / recovery	(96)	18	(6)	0	(84)

Net interest income after credit loss expense	4,361	1,826	555	0	6,742

Net fee and commission income	6,351	5,757	3,128	0	15,236

Net trading income	4,155	(81)	269	0	4,343

Income from subsidiaries	677	0	0	(677)	0

Other income	1,427	728	(689)	0	1,467

Total operating income	16,972	8,230	3,263	(677)	27,788

Operating expenses

Personnel expenses	8,772	5,199	1,663	0	15,634

General and administrative expenses	2,577	2,283	1,099	0	5,959

Depreciation and impairment of property and equipment	564	117	81	0	761

Impairment of goodwill	0	0	0	0	0

Amortization and impairment of intangible assets	26	80	21	0	127

Total operating expenses	11,940	7,679	2,864	0	22,482

Operating profit / (loss) from continuing operations before tax	5,032	551	399	(677)	5,307

Tax expense / (benefit)	895	61	(55)	0	901

Net profit / (loss) from continuing operations	4,138	490	454	(677)	4,406

Net profit from discontinued operations	0	0	0	0	0

Net profit / (loss)	4,138	490	454	(677)	4,406

Net profit attributable to non-controlling interests	0	2	266	0	268

Net profit / (loss) attributable to UBS shareholders	4,138	488	189	(677)	4,138

1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated balance sheet

CHF million For the year ended 31 December 2011	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Assets

Cash and balances with central banks	38,094	1,977	568	0	40,638

Due from banks	26,085	4,866	80,863	(88,596)	23,218

Cash collateral on securities borrowed	41,783	57,893	3,040	(43,953)	58,763

Reverse repurchase agreements	161,663	123,923	88,167	(160,252)	213,501

Trading portfolio assets	130,585	30,864	33,451	(13,374)	181,525

of which: assets pledged as collateral which may be sold or repledged by counterparties	50,064	2,801	609	(13,537)	39,936

Positive replacement values	482,528	8,244	146,545	(150,732)	486,584

Cash collateral receivables on derivative instruments	44,906	4,640	25,894	(34,118)	41,322

Financial assets designated at fair value	6,290	4,537	7,515	(8,005)	10,336

Loans	263,927	37,836	11,391	(46,549)	266,604

Financial investments available-for-sale	39,431	9,877	3,866	0	53,174

Accrued income and prepaid expenses	1,971	4,046	872	(561)	6,327

Investments in subsidiaries and associates	59,809	4	0	(59,018)	795

Property and equipment	4,757	523	408	0	5,688

Goodwill and intangible assets	329	8,172	1,194	0	9,695

Deferred tax assets	6,274	2,839	514	0	9,627

Other assets	9,425	2,141	1,688	(4,089)	9,165

Total assets	1,317,857	302,381	405,973	(609,248)	1,416,962

Liabilities

Due to banks	63,340	41,669	13,787	(88,596)	30,201

Cash collateral on securities lent	16,498	32,622	2,969	(43,953)	8,136

Repurchase agreements	38,030	141,005	83,646	(160,252)	102,429

Trading portfolio liabilities	32,299	8,437	5,751	(7,007)	39,480

Negative replacement values	467,112	8,312	148,708	(150,732)	473,400

Cash collateral payables on derivative instruments	55,378	11,188	34,666	(34,118)	67,114

Financial liabilities designated at fair value	84,386	533	13,522	(9,459)	88,982

Due to customers	321,393	31,934	35,632	(46,549)	342,409

Accrued expenses and deferred income	4,530	2,203	678	(561)	6,850

Debt issued	125,251	407	19,873	(4,914)	140,617

Provisions	752	527	347	0	1,626

Other liabilities	25,913	19,080	21,879	(4,089)	62,784

Total liabilities	1,234,882	297,917	381,457	(550,230)	1,364,027

Equity attributable to UBS shareholders	82,975	4,463	20,111	(59,017)	48,530

Equity attributable to non-controlling interests	0	0	4,406	0	4,406

Total equity	82,975	4,463	24,517	(59,017)	52,935

Total liabilities and equity	1,317,857	302,381	405,973	(609,248)	1,416,962

1   UBS AG (Parent Bank) prepares its financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2011	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	(12,251)	(933)	(1,057)	(14,241)

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(58)	0	0	(58)

Disposal of subsidiaries, associates and intangible assets[2]	50	0	0	50

Purchase of property and equipment	(917)	(114)	(98)	(1,129)

Disposal of property and equipment	137	91	5	233

Net (investment in) / divestment of financial investments available-for-sale	19,125	1,165	(9)	20,281

Net cash flow from/(used in) investing activities	18,336	1,142	(101)	19,377

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	5,459	0	9,879	15,338

Net movements in treasury shares and own equity derivative activity	(1,885)	0	0	(1,885)

Issuance of long-term debt, including financial liabilities designated at fair value	48,844	197	3,549	52,590

Repayment of long-term debt, including financial liabilities designated at fair value	(55,668)	(8)	(6,950)	(62,626)

Increase in non-controlling interests	0	0	1	1

Dividends paid to/decrease in non-controlling interests	0	0	(748)	(749)

Net activity in investments in subsidiaries	640	(366)	(274)	0

Net cash flow from/(used in) financing activities	(2,610)	(177)	5,457	2,670

Effects of exchange rate differences	(2,587)	299	159	(2,129)

Net increase/(decrease) in cash and cash equivalents	889	333	4,457	5,678

Cash and cash equivalents at the beginning of the year	65,592	4,003	10,339	79,934

Cash and cash equivalents at the end of the year	66,481	4,336	14,796	85,612

Cash and cash equivalents comprise:

Cash and balances with central banks	38,094	1,977	568	40,638

Money market paper[3]	3,804	29	67	3,900

Due from banks[4]	24,582	2,330	14,162	41,074

Total	66,481	4,336	14,796	85,612

1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Includes dividends received from associates.  3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2010	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	15,732	3,388	2,723	(2,971)	18,872

Interest expense	(12,153)	(1,409)	(2,067)	2,971	(12,657)

Net interest income	3,579	1,980	656	0	6,215

Credit loss (expense) / recovery	(2)	(16)	(48)	0	(66)

Net interest income after credit loss expense	3,577	1,964	608	0	6,149

Net fee and commission income	7,293	6,465	3,401	0	17,160

Net trading income	6,979	(117)	609	0	7,471

Income from subsidiaries	1,392	0	0	(1,392)	0

Other income	1,515	1,296	(1,597)	0	1,214

Total operating income	20,757	9,608	3,022	(1,392)	31,994

Operating expenses

Personnel expenses	9,339	5,842	1,849	0	17,031

General and administrative expenses	2,729	2,691	1,164	0	6,585

Depreciation and impairment of property and equipment	628	172	117	0	918

Impairment of goodwill	0	0	0	0	0

Amortization and impairment of intangible assets	3	90	24	0	117

Total operating expenses	12,700	8,796	3,154	0	24,650

Operating profit / (loss) from continuing operations before tax	8,057	812	(132)	(1,392)	7,345

Tax expense / (benefit)	605	(1,150)	136	0	(409)

Net profit / (loss) from continuing operations	7,452	1,962	(268)	(1,392)	7,754

Net profit from discontinued operations	0	0	2	0	2

Net profit / (loss)	7,452	1,962	(266)	(1,392)	7,756

Net profit attributable to non-controlling interests	0	0	304	0	304

Net profit / (loss) attributable to UBS shareholders	7,452	1,962	(570)	(1,392)	7,452

1 UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Financial information

Notes to the consolidated financial statements

Note 40 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2010	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	10,719	(2,772)	5,440	13,385

Cash flow from / (used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(75)	0	0	(75)

Disposal of subsidiaries, associates and intangible assets[2]	307	0	0	307

Purchase of property and equipment	(367)	(88)	(86)	(541)

Disposal of property and equipment	196	22	24	242

Net (investment in) / divestment of financial investments available-for-sale	2,123	3,474	(1,433)	4,164

Net cash flow from / (used in) investing activities	2,185	3,408	(1,497)	4,097

Cash flow from / (used in) financing activities

Net short-term debt issued / (repaid)	3,241	0	1,218	4,459

Net movements in treasury shares and own equity derivative activity	(1,456)	0	0	(1,456)

Capital issuance	(113)	0	0	(113)

Issuance of long-term debt, including financial liabilities designated at fair value	75,842	8	2,568	78,418

Repayment of long-term debt, including financial liabilities designated at fair value	(65,968)	(82)	(11,447)	(77,497)

Increase in non-controlling interests	0	0	6	6

Dividends paid to / decrease in non-controlling interests	0	(6)	(2,047)	(2,053)

Net activity in investments in subsidiaries	(122)	235	(113)	0

Net cash flow from / (used in) financing activities	11,424	154	(9,815)	1,764

Effects of exchange rate differences	(10,218)	1,482	(3,444)	(12,181)

Net increase / (decrease) in cash and cash equivalents	14,110	2,272	(9,315)	7,066

Cash and cash equivalents at the beginning of the year	51,482	1,731	19,654	72,868

Cash and cash equivalents at the end of the year	65,592	4,003	10,339	79,934

Cash and cash equivalents comprise:

Cash and balances with central banks	26,372	69	498	26,939

Money market paper[3]	15,798	1,190	123	17,110

Due from banks[4]	23,422	2,744	9,719	35,885

Total	65,592	4,003	10,339	79,934

1    UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Includes dividends received from associates.  3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Financial information

Note 40 Supplemental guarantor information required under SEC rules (continued)

Guarantee of other securities

UBS AG, acting through wholly-owned US-domiciled finance subsidiaries, has issued the following outstanding trust preferred securities:

Guarantee of other securities

USD billion, unless otherwise indicated			As of 31.12.12
Issuing entity	Type of security	Date issued	Interest (%)	Amount outstanding
UBS Preferred Funding Trust IV	Non-cumulative trust preferred securities	May 2003	one-month USD LIBOR + 0.7	0.3

UBS Preferred Funding Trust V	Non-cumulative trust preferred securities	May 2006	6.243	1.0

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit and all other liabilities of UBS. At 31 December 2012, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,198 billion.

Guarantee to UBS Ltd.

UBS AG has issued a guarantee to each counterparty of UBS Ltd. Under the guarantee UBS AG irrevocably and unconditionally guarantees, for the benefit of each counterparty, each and every obligation that UBS Ltd. entered into. UBS AG promises to pay to that counterparty on demand any unpaid balance of such liabilities under the terms of the guarantee.

Financial information

UBS AG (Parent Bank)

Parent Bank review

The following review is based on changes in UBS AG’s (Parent Bank) financial statements from 31 December 2011 to 31 December 2012.

Income statement

UBS AG (Parent Bank) recorded a net loss of CHF 6,645 million in 2012, compared with a net profit of CHF 5,440 million in 2011.

The loss before extraordinary items and tax was CHF 3,016 million, compared with a profit of CHF 4,434 million in the prior year. This was mainly a result of a CHF 649 million decline in operating income, a CHF 1,214 million increase in operating expenses, and as the impairment of investments in subsidiaries and other participations increased by CHF 4,045 million as the net asset values of subsidiaries declined due to goodwill impairments and the adoption of IAS 19R. Furthermore, expenses for allowances, provisions and losses increased by CHF 1,582 million, mainly related to higher charges for provisions for litigation, regulatory and similar matters.

Extraordinary expenses were CHF 4,117 million compared with CHF 649 million, mainly related to changes in pension accounting in 2012.

Net interest income

Net interest income decreased by CHF 736 million, or 16%, to CHF 3,861 million, reflecting a CHF 1,996 million decline in interest income, partly offset by CHF 1,260 million lower interest expenses.

The CHF 1,996 million decline in interest income was driven by CHF 1,040 million lower interest and discount income which mainly reflected lower interest earned on loans and advances. In addition, interest and dividend income from the trading portfolio decreased by CHF 731 million. Interest and dividend income from financial investments decreased by CHF 225 million, or 48%, mainly as 2011 included interest income from our strategic investment portfolio, which was sold in the third quarter of 2011.

Interest expense decreased by CHF 1,260 million, mainly due to lower interest expenses due to banks and customers. Interest expenses on debt issued increased slightly.

Net fee and commission income

Net fee and commission income decreased by CHF 358 million to CHF 6,015 million.

Fee and commission income from securities and investment businesses decreased by CHF 532 million to CHF 6,270 million. Portfolio management and advisory fees declined in Wealth Management and the Investment Bank. Investment fund fees decreased mainly in Global Asset Management. Brokerage fees decreased in the Investment Bank due to a lower level of client activity. Merger and acquisition and corporate finance fees decreased in the Investment Bank due to a lower volume of transactions. These decreases were partly offset by an increase in underwriting fees in the Investment Bank.

Fee and commission expense decreased by CHF 104 million, mainly due to lower brokerage fees paid.

Net trading income

Net trading income was CHF 5,097 million in 2012 compared with CHF 3,545 million in 2011. Net trading income within the equities business in the Investment Bank was positive CHF 1,427 million, compared with negative CHF 114 million in 2011 which included a loss of CHF 1,951 million related to the unauthorized trading incident. Investment Bank fixed income, currencies and commodities net trading income increased by CHF 86 million to CHF 2,398 million. Net trading income in other business divisions and Corporate Center was CHF 1,177 million compared with CHF 1,286 million in 2011.

Other income from ordinary activities

Other income from ordinary activities was CHF 2,401 million, a decline of CHF 1,107 million.

Net income from the disposal of financial investments decreased by CHF 758 million, as 2011 included a gain of CHF 652 million from the sale of our strategic investment portfolio.

Dividend income from investments in subsidiaries and other participations increased by CHF 147 million.

Sundry income from ordinary activities decreased by CHF 482 million to CHF 3,959 million, mainly as sundry income related to financial investments was zero in 2012 compared with CHF 464 million in 2011, which reflected the reversal of unrealized losses incurred on the strategic investment portfolio. In 2012, sundry income included CHF 3,856 million of income received from subsidiaries for services rendered, an increase of CHF 180 million compared with the prior year. Gains on sales of loans and receivables were CHF 29 million, a decline of CHF 205 million from the prior year.

Sundry ordinary expenses were largely unchanged at CHF 2,569 million. Charges from subsidiaries for services received were down CHF 154 million to CHF 2,368 million, while unreal-

Financial information

UBS AG (Parent Bank)

ized losses on financial investments increased by CHF 97 million and losses from disposals of loans and receivables increased by CHF 80 million.

Operating expenses

Personnel expenses increased by CHF 579 million to CHF 8,888 million, mainly due to restructuring charges of CHF 1,364 million. This was partly offset by a credit to personnel expenses of CHF 485 million related to changes to our Swiss pension plan as well as lower accruals for variable compensation.

General and administrative expenses increased by CHF 636 million, mainly due to higher cost charges from subsidiaries, increased expenses related to outsourcing of IT and other services due to higher business demand, as well as higher marketing and public relations costs, partly due to expenditures related to our 150th anniversary.

Impairment of investments in subsidiaries and other participations

Impairment of investments in subsidiaries and other participations increased by CHF 4,045 million to CHF 4,210 million, mainly as the net asset value of subsidiaries which recorded a goodwill impairment declined, resulting in an impairment of the investments in those subsidiaries of CHF 2,951 million. In addition, the adoption of IAS 19R by foreign subsidiaries also resulted in lower net asset values, resulting in an impairment of CHF 620 million of the respective investments.

Allowances, provisions and losses

Allowances, provisions and losses increased by CHF 1,582 million to CHF 1,735 million.

The increase mainly related to higher charges for provisions for litigation, regulatory and similar matters, which increased by CHF 1,368 million, primarily as a result of charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. In addition, restructuring charges of CHF 200 million were recorded in 2012.

Extraordinary income

Extraordinary income decreased by CHF 1,459 million to CHF 429 million.

Reversals of impairments and provisions of subsidiaries and other participations decreased by CHF 1,191 million, mainly as 2011 included significant net impairment reversals related to positive foreign currency impacts on the valuation of US subsidiaries.

Gains from sale of subsidiaries and other participations decreased by CHF 155 million due to fewer disposals.

Prior period related income decreased to CHF 115 million from CHF 280 million.

Extraordinary expenses

Extraordinary expenses increased by CHF 3,468 million to CHF 4,117 million, mainly related to changes in the pension accounting, which resulted in extraordinary expenses of CHF 3,954 million, of which 3,063 million related to the Swiss pension plan and CHF 892 million related to the International defined benefit plans.

è	Refer to “Note 2b Changes in accounting policies, comparability and other adjustments” for more information on the pension accounting changes

Tax expense / benefit

The net income tax benefit in 2012 was CHF 59 million compared with a tax expense of CHF 232 million in 2011. The net income tax benefit in 2012 was mainly due to a net release of prior year related tax risk provisions.

Deferred tax assets are not accounted for or reported in the UBS AG’s (Parent Bank) financial statements prepared under Swiss GAAP. As a consequence, there is no amortization of deferred tax assets for tax losses used against profits arising from business operations. This is the main difference to the Group net income tax expense of CHF 461 million for IFRS purposes, for which the net amortization of deferred tax assets represents the most significant element.

Balance sheet

Assets

Total assets stood at CHF 776 billion as of 31 December 2012, a decrease of CHF 70 billion from 31 December 2011, predominantly relating to the accelerated implementation of our strategy announced in October 2012.

Decreases were mainly seen in reverse repurchase agreements with banks, holdings of money market paper and in positive replacement values. These decreases were partially offset by higher liquid assets held at central banks, an increase in high-quality government debt held as financial investments and higher amounts due from customers.

Liquid assets and money market paper

Liquid assets increased by CHF 16 billion to CHF 54 billion on 31 December 2012, predominantly due to higher balances with central banks. Money market paper held decreased by CHF 10 billion to CHF 31 billion, primarily due to reductions in Japanese, British and Hong Kong government bills held, partly offset by a net increase in German and Dutch government bills.

Due from banks and due from customers

Interbank lending (due from banks) decreased by CHF 64 billion to CHF 167 billion, mainly reflecting reduced reverse repurchase

458

Financial information

agreements with UBS subsidiaries, in particular in the Americas and Europe.

Due from customers increased by CHF 13 billion to CHF 161 billion, mainly due to an increase in reverse repurchase agreements with non-bank clients of CHF 5bn, an increase in non-mortgage loans of CHF 3 billion as well as an increase in current accounts of CHF 2 billion, mainly in Switzerland.

Financial investments

Financial investments increased by CHF 11 billion to CHF 31 billion, primarily due to increased holdings of high-quality government debt.

Investments in subsidiaries and other participations

Investments in subsidiaries decreased by CHF 3 billion to CHF 21 billion. This was mainly due to the abovementioned net write-downs of investments in subsidiaries of CHF 4 billion.

An additional write-down of CHF 1 billion was due to dividend payments. These decreases were partly offset by net capital injections of CHF 2 billion.

Positive replacement values

Positive replacement values, which are reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable, decreased by CHF 29 billion to CHF 35 billion, mainly as replacement values for interest rate contracts fell due to lower volumes. Further, credit derivative contracts fell due to the tightening of credit spreads and reduced volumes. In addition, replacement values decreased due to increased netting with cash collateral payables to subsidiaries (reported within due to banks).

Other assets

Other assets decreased by CHF 4 billion to CHF 3 billion, mainly due to the early adoption of FER 16 for the Swiss pension plan and IAS 19R for the International defined benefit plans, which resulted in the derecognition of deferred pension expenses.

è	Refer to “Note 2b Changes in accounting policies, comparability and other adjustments” for more information on the pension accounting changes

Liabilities

Money market paper issued

Money market paper issued decreased by CHF 36 billion to CHF 21 billion on 31 December 2012, mainly due to a reduction in certificates of deposit outstanding as well as due to the change in balance sheet presentation of certain structured liabilities, which were reclassified from money market paper issued to bonds issued and loans from central mortgage institutions.

Due to banks and due to customers

Due to banks decreased by CHF 22 billion to CHF 102 billion, reflecting lower unsecured interbank borrowing of CHF 9 billion and lower repurchase activity of CHF 7 billion. In addition, cash collateral payables decreased by CHF 10 billion, mainly due to increased netting with positive replacement values. These decreases were partly offset by increased securities lending of CHF 4 billion. Total amounts due to customers remained stable at CHF 364 billion.

Trading portfolio liabilities

Trading portfolio liabilities declined by CHF 7 billion to CHF 25 billion as of 31 December 2012, mainly related to a reduction in debt instruments sold short.

Negative replacement values

Negative replacement values fell by CHF 15 billion to CHF 44 billion, primarily due to lower replacement values for credit derivative and interest rate contracts, partly due to reduced volumes.

Bonds issued and loans from central mortgage institutions

Bonds issued and loans from central mortgage institutions increased by CHF 11 billion, mainly as a result of the aforementioned change in balance sheet presentation of certain structured liabilities.

Other liabilities and allowances and provisions

Other liabilities increased by CHF 3 billion, mainly related to increased deferrals for hedging instruments and also reflecting reclassified provisions which are no longer uncertain in timing or amount.

Allowances and provisions increased by CHF 2 billion, mainly related to restructuring provisions.

Equity

Total equity attributable to shareholders stood at CHF 33,176 million as of 31 December 2012, compared with CHF 40,174 million at the end of 2011, mainly due to the 2012 loss of CHF 6,645 million. The general statutory reserve decreased by CHF 353 million to CHF 31,997 million as of 31 December 2012, mainly reflecting the distribution out of the capital contribution reserve in May 2012.

The reserve for own shares decreased by CHF 176 million to CHF 889 million, reflecting the net disposal of treasury shares. Other reserves increased by CHF 5,617 million, reflecting the appropriation of 2011 earnings of CHF 5,440 million as well as the net disposal of treasury shares, which increased other reserves by CHF 176 million.

459

Financial information

UBS AG (Parent Bank)

Parent Bank financial statements

Income statement

		For the year ended		% change from
CHF million	Note	31.12.12	31.12.11	31.12.11
Interest and discount income		10,047	11,087	(9)

Interest and dividend income from trading portfolio		3,258	3,989	(18)

Interest and dividend income from financial investments		242	467	(48)

Interest expense		(9,686)	(10,946)	(12)

Net interest income		3,861	4,597	(16)

Credit-related fees and commissions		378	326	16

Fee and commission income from securities and investment business		6,270	6,802	(8)

Other fee and commission income		634	616	3

Fee and commission expense		(1,267)	(1,371)	(8)

Net fee and commission income		6,015	6,373	(6)

Net trading income	3	5,097	3,545	44

Net income from disposal of financial investments		75	833	(91)

Dividend income from investments in subsidiaries and other participations		905	758	19

Income from real estate holdings		31	30	3

Sundry income from ordinary activities		3,959	4,441	(11)

Sundry ordinary expenses		(2,569)	(2,554)	1

Other income from ordinary activities		2,401	3,508	(32)

Operating income		17,374	18,023	(4)

Personnel expenses		8,888	8,309	7

General and administrative expenses		5,016	4,380	15

Operating expenses		13,904	12,690	10

Operating profit		3,470	5,333	(35)

Impairment of investments in subsidiaries and other participations		4,210	165

Depreciation of fixed assets		541	581	(7)

Allowances, provisions and losses		1,735	153

Profit/(loss) before extraordinary items and taxes		(3,016)	4,434

Extraordinary income	4	429	1,888	(77)

Extraordinary expenses	4	(4,117)	(649)	534

Tax (expense)/benefit		59	(232)

Profit/(loss) for the period		(6,645)	5,440

Financial information

Balance sheet

CHF million	Note	31.12.12	31.12.11	% change from 31.12.11
Assets
Liquid assets		54,192	38,094	42

Money market paper		31,066	41,222	(25)

Due from banks		167,204	231,401	(28)

Due from customers		160,996	148,474	8

Mortgage loans		149,002	144,346	3

Trading balances in securities and precious metals		115,906	120,312	(4)

Financial investments		30,778	20,193	52

Investments in subsidiaries and other participations		21,090	23,990	(12)

Fixed assets		5,054	4,807	5

Accrued income and prepaid expenses		2,157	2,114	2

Positive replacement values	13	35,206	64,580	(45)

Other assets	5	3,037	6,552	(54)

Total assets		775,687	846,085	(8)

of which: subordinated assets		3,776	1,894	99

of which: amounts due from subsidiaries		201,982	288,870	(30)

Liabilities

Money market paper issued		21,257	56,788	(63)

Due to banks		102,401	124,625	(18)

Trading portfolio liabilities		25,419	32,522	(22)

Due to customers on savings and deposit accounts		94,086	85,393	10

Other amounts due to customers		269,992	278,096	(3)

Medium-term notes		1,341	1,951	(31)

Bonds issued and loans from central mortgage institutions		100,166	89,361	12

Financial liabilities designated at fair value		64,808	62,976	3

Accruals and deferred income		6,434	6,671	(4)

Negative replacement values	13	43,518	58,994	(26)

Other liabilities	5	9,653	7,122	36

Allowances and provisions	8	3,435	1,412	143

Total liabilities		742,511	805,911	(8)

Equity

Share capital	9,10	384	383	0

General statutory reserve		31,997	32,350	(1)

thereof capital contribution reserve		42,184	42,537	(1)

thereof retained earnings		(10,187)	(10,187)	0

Reserve for own shares		889	1,066	(17)

thereof capital contribution reserve

thereof retained earnings		889	1,066	(17)

Other reserves		6,551	934	601

Profit/(loss) for the period		(6,645)	5,440

Equity attributable to shareholders	9	33,176	40,174	(17)

Total liabilities and equity		775,687	846,085	(8)

of which: subordinated liabilities		15,985	12,339	30

of which: amounts due to subsidiaries		103,148	133,696	(23)

Financial information

UBS AG (Parent Bank)

Statement of appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting (AGM) on 2 May 2013 approves the following appropriation of retained earnings:

Proposed appropriation of retained earnings

For the year ended
CHF million	31.12.12
Loss for the period	(6,645)

Total available for appropriation	(6,645)

Appropriation to other reserves	(1,751)

Appropriation to general statutory reserve: retained earnings	(4,894)

Total appropriation	(6,645)

Proposed distribution of capital contribution reserve

The Board of Directors proposes that the AGM on 2 May 2013 approves the pay-out of CHF 0.15 per share of CHF 0.10 par value out of the capital contribution reserve. Provided that the proposed distribution of the capital contribution reserve is approved, the payment of CHF 0.15 per share would be made on 10 May 2013 to holders of shares on the record date 8 May 2013. The shares will be traded ex-dividend as of 6 May 2013, and accordingly the last day on which the shares may be traded with entitlement to receive a pay-out will be 3 May 2013.

For the year ended
CHF million, except where indicated	31.12.12
Total capital contribution reserve before proposed distribution[1,2]	42,184

Proposed distribution of capital contribution reserve within general statutory reserve: CHF 0.15 per dividend bearing share[3]	(575)

Total capital contribution reserve after proposed distribution	41,609

1   As presented on the balance sheet, the capital contribution reserve of CHF 42,184 million is a component of the general statutory reserve of CHF 31,997 million after taking into account negative retained earnings of CHF 10,187 million.   2   Effective 1 January 2011, the Swiss withholding tax law provides that payments out of the capital contribution reserve are not subject to withholding tax. This law has led to interpretational differences between the Swiss Federal Tax Authorities and companies about the qualifying amounts of the capital contribution reserve and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Authorities have confirmed that UBS would be able to repay to shareholders CHF 27.4 billion of disclosed capital contribution reserve (status as of 1 January 2011) without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. This amount reduced to CHF 27.0 billion as of 31 December 2012 subsequent to the distribution of CHF 379 million as approved by the Annual General Meeting 2012. The decision about the remaining amount has been deferred to a future point in time.   3   Dividend-bearing shares are all shares issued except for treasury shares held by UBS AG (Parent Bank) as of the record date 8 May 2013.

Financial information

Notes to the Parent Bank financial statements

Note 1 Business activities, risk assessment, outsourcing and personnel

Business activities

The business activities of UBS AG (Parent Bank) are described in the context of the description of the activities of the UBS Group in the “Operating environment and strategy” section of this report.

Risk assessment

UBS AG (Parent Bank), as the ultimate parent company of UBS Group, is fully integrated into the group wide internal risk assessment process described in the audited part of the “Risk, treasury and capital management” section of this report.

Outsourcing

Outsourcing of IT and other services through agreements with external service providers is in compliance with FINMA Circular 2008 / 7 “Outsourcing-banks”.

Personnel

The UBS AG (Parent Bank) employed 35,153 personnel on a full time equivalent basis as of 31 December 2012, compared with 36,693 personnel on 31 December 2011.

Note 2 Accounting policies

a) Significant accounting policies

UBS AG’s (Parent Bank) financial statements are prepared in accordance with Swiss Federal banking law. The accounting policies are principally the same as for the consolidated financial statements outlined in “Note 1 Summary of significant accounting policies”. Major differences between the Swiss Federal banking law requirements and International Financial Reporting Standards are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements. The significant accounting policies applied for the statutory accounts of UBS AG (Parent Bank) are discussed below. In addition the presentation of the balance sheet and income statement under Swiss law differs from the presentation under IFRS. The risk management of UBS AG (Parent Bank) is described in the context of the risk management of UBS Group.

Treasury shares

Treasury shares are own equity instruments held by an entity. Under Swiss law, treasury shares are recognized in the balance sheet as Trading balances in securities and precious metals or as Financial investments. Short positions in treasury shares are presented as Trading portfolio liabilities. Treasury shares recognized as trading balances (which include treasury shares held as economic hedges of equity compensation plans) and short positions in treasury shares are measured at fair value with unrealized gains or losses from remeasurement to fair value included in the income statement. Treasury shares recognized as Financial investments are valued according to the principles of lower of cost or market value. Realized gains and losses on the sale or acquisition of treasury shares are recognized in the income statement.

For treasury shares held as Financial investments or for non-genuine trading purposes (e.g. treasury shares held to hedge equity compensation plans), a Reserve for own shares must be created in equity through the reclassification of free reserves equal to the cost value of the treasury shares held. Repurchases of shares for the purpose of holding these as Financial investments or non-genuine trading can be made to the extent that sufficient free reserves are available. The Reserve for own shares is not available for distribution to shareholders. Total treasury shares held cannot exceed 10% of total issued shares.

Foreign currency translation

Assets and liabilities of foreign branches are translated into Swiss francs at the spot exchange rate at the balance sheet date. Income and expense items are translated at weighted average exchange rates for the period. All exchange differences are recognized in the income statement.

The main currency translation rates used by UBS AG (Parent Bank) can be found in “Note 38 Currency translation rates” to the consolidated financial statements.

Financial information

UBS AG (Parent Bank)

Note 2 Accounting policies (continued)

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests which are held for the purpose of UBS AG’s (Parent Bank) business activities or for strategic reasons. They include all directly held subsidiaries through which UBS AG (Parent Bank) conducts its business on a global basis. The investments are carried at cost less impairment. The carrying value is tested for impairment when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Reversals of impairments are presented as Extraordinary income in the income statement. Impairments of investments are presented in Profit /(loss) before extraordinary items and taxes under Impairment of investments in subsidiaries and other participations. The classification as extraordinary income or expense of prior period related amounts is dependent on whether the investment in the respective subsidiary, on a net basis, is a partial or full reversal of impairment (extraordinary income) or an impairment (extraordinary expenses).

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s (Parent Bank) financial statements under Swiss Federal banking law. However, deferred tax liabilities may be recognized for taxable temporary differences. The change in the deferred tax liability balance is recognized in profit or loss.

Equity participation and other compensation plans

Equity participation plans

Under Swiss law, employee share and option awards are recognized as compensation expense and accrued over the performance year, which is generally the financial year prior to the grant date. Equity- and cashsettled awards are classified as liabilities. The employee share option awards are remeasured to fair value at each balance sheet date. However, for employee share options that UBS intends to settle in shares from conditional capital, no compensation expense is recognized in the income statement as these awards are not a liability of UBS. Upon exercise of employee options, cash received for payment of the strike price is credited against share capital and the general statutory reserve.

Other compensation plans

Fixed and variable deferred cash compensation is recognized as compensation expenses over the performance year.

Sundry income from ordinary activities and sundry ordinary expenses

Sundry income from ordinary activities mainly includes income from hard cost and revenue transfers between UBS AG (Parent Bank) and its subsidiaries and income from lower of cost or market accounting of financial investments. Sundry ordinary expenses mainly include costs for hard revenue transfers between UBS AG (Parent Bank) and its subsidiaries and expenses from lower of cost or market accounting of financial investments. Hard transfers of costs and revenues are performed on an arm’s length basis and are settled in cash between UBS AG (Parent Bank) and its subsidiaries.

Dispensations in statutory financial statements

As UBS Group prepares consolidated financial statements in accordance with IFRS, UBS AG (Parent Bank) is dispensed from various disclosures in the statutory financial statements. Refer to the consolidated financial statements for more information.

Accounting for pension funds

FINMA Circular 2008 / 2 “Accounting – banks” permits the use of IAS 19 or Swiss GAAP FER 16 (“FER 16”) in the accounting for the pension plan and defined benefit plans. Election of the accounting standard may be done on a plan-by-plan basis. As of 1 October 2012, UBS AG (Parent Bank) elected to adopt FER 16 for the Swiss pension plan. FER 16 requires recognizing the employer contributions to the pension fund as personnel expenses. The employer contributions to the Swiss pension fund are determined as a percentage of compensation. Under FER 16 it is periodically assessed whether, from the point of view of UBS AG (Parent Bank), an economic benefit or obligation arises from the pension fund which, when conditions are met, is recorded on the balance sheet. The financial statements of the pension fund prepared in accordance with Swiss GAAP FER 26 (“FER 26”) are used for the assessment.

    UBS AG (Parent Bank) continues to apply IAS 19 to the International defined benefit plans. As of 1 October 2012, UBS AG (Parent Bank) has adopted the revisions to IAS 19 issued by the IASB in June 2011. For Swiss GAAP, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than equity. Key differences between FER 16 / 26 and IAS 19R include the treatment of future salary increases, which are not considered under FER 16 / 26, and the determination of the discount rate.

Financial information

Note 2 Accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

Presentation of certain structured liabilities

In 2012, UBS amended the balance sheet classification of certain structured liabilities. As a consequence, financial liabilities of CHF 10.8 billion as of 30 September 2012 were reclassified from Money market paper issued to Bonds issued and loans from central mortgage institutions. Had UBS not amended the balance sheet classification of certain structured liabilities, Money market paper issued would have been CHF 8.6 billion higher and Bonds issued and loans from central mortgage institutions would have been CHF 8.6 billion lower as of 31 December 2012.

Measurement of financial investments not held until maturity

Under Swiss federal banking law, financial investments are carried either at the lower of cost or market value (LOCOM) or at amortized cost less impairment. In July 2012, the Swiss Financial Market Supervisory Authority (FINMA) issued a “Frequently Asked Questions” document that allows the use of amortized cost for the cost value when applying LOCOM. UBS adopted this accounting policy change prospectively as of 1 July 2012. The change in accounting policy had no material impact on UBS AG’s (Parent Bank) financial statements.

Accounting for pension funds

In the fourth quarter of 2012, UBS AG (Parent Bank) adopted the revisions to IAS 19 issued by the IASB in June 2011 (“IAS 19R”) for the International defined benefit plans, and at the same time adopted FER 16 for the Swiss pension plan.

Further information on the changes introduced by IAS 19R can be found in “Note 1 Summary of significant accounting policies” to the consolidated financial statements. The key difference in applying IAS 19R for Swiss GAAP purposes is that it is not permissible to recognize amounts directly in equity. As a result, under Swiss GAAP, all actuarial changes are recognized directly in the income statement.

UBS AG (Parent Bank) has elected to apply FER 16 for the Swiss pension plan as it is aligned with the Swiss pension framework. Under FER 16 it is assessed periodically whether, from the point of view of UBS AG (Parent Bank), an economic benefit or obligation arises from the pension fund which, when conditions are met, is recorded on the balance sheet. In addition, FER 16 requires that employer contributions to the pension fund are recognized directly as personnel expenses in the income statement.

The cumulative effect of adopting these changes in accounting policy as of 1 October 2012 was a debit to extraordinary expenses in the income statement of CHF 3,063 million relating to the Swiss pension plan and CHF 892 million relating to the International defined benefit plans.

Financial information

UBS AG (Parent Bank)

Additional income statement information

Note 3 Net trading income

	For the year ended		% change from
CHF million	31.12.12	31.12.11	31.12.11
Investment Bank investment banking	95	60	58

Investment Bank equities	1,427	(114)

Investment Bank fixed income, currencies and commodities	2,398	2,312	4

Other business divisions and Corporate Center	1,177	1,286	(8)

Total	5,097	3,545	44

Note 4 Extraordinary income and expenses

	For the year ended		% change from
CHF million	31.12.12	31.12.11	31.12.11
Gains from disposals of subsidiaries and other participations	37	192	(81)

Reversal of impairments and provisions of subsidiaries and other participations	161	1,352	(88)

Prior period related income	115	280	(59)

Other extraordinary income	116	64	81

Total extraordinary income	429	1,888	(77)

Losses from disposals of subsidiaries and other participations	(67)	(10)	570

Prior period related expenses	(96)	(639)	(85)

Expenses related to changes in pension accounting[1]	(3,954)	0

Total extraordinary expenses	(4,117)	(649)	534

1  Refer to “Note 2 Accounting policies” for more information with regard to the adoption of FER16 for the Swiss pension plan and IAS 19R for International defined benefit plans.

Financial information

Additional balance sheet information

Note 5 Other assets and other liabilities

CHF million	31.12.12	31.12.11	% change from 31.12.11
Other assets

Deferred pension expenses	0	2,980	(100)

Settlement and clearing accounts	470	376	25

VAT and other tax receivables	178	99	80

Receivables from subsidiaries	1,784	2,277	(22)

Other receivables	606	819	(26)

Total other assets	3,037	6,552	(54)

Other liabilities

CHF million	31.12.12	31.12.11	% change from 31.12.11
Deferral position for hedging instruments	5,453	4,400	24

Settlement and clearing accounts	757	600	26

VAT and other tax payables	451	360	25

Payables to subsidiaries	770	754	2

Other payables[1]	2,222	1,008	120

Total other liabilities	9,653	7,122	36

1  Includes liabilities of CHF 1.3 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.

Note 6 Pledged assets

	31.12.12		31.12.11		Change in %
CHF million	Carrying value of pledged assets	Associated liability recognized on the balance sheet	Carrying value of pledged assets[3]	Associated liability recognized on the balance sheet	Carrying value of pledged assets	Associated liability recognized on the balance sheet
Money market paper	1,880	1,226	3,056	788	(38)	56

Mortgage loans[1]	33,928	21,902	27,841	16,966	22	29

Securities	49,316	26,889	41,892	21,027	18	28

Pledges of precious metals to subsidiaries	4,163	0	4,364	0	(5)

Total[2]	89,287	50,017	77,152	38,781	16	29

1  These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 7.5 billion for 31 December 2012 (31 December 2011: approximately CHF 5.7 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.  2  Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2012: CHF 3.5 billion, 31 December 2011: CHF 2.0 billion).  3  Comparative data has been restated due to a change in the definition of pledged assets. Refer to “Note 1b Changes in accounting policies, comparability, and other adjustments” in the consolidated financial statements for more information.

UBS AG (Parent Bank) pledges assets mainly in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions, in connection with derivative transactions, as security deposits for stock exchanges and clearing house memberships, and in connection with the issuance of covered bonds.

Financial information

UBS AG (Parent Bank)

Note 7 Swiss pension plan and International defined benefit plans

a) Liabilities due to Swiss pension plan and International defined benefit plans

	For the year ended
CHF million	31.12.12	31.12.11
Provisions for Swiss pension plan	0	0

Provisions for International defined benefit plans	510	98

Total provisions for Swiss pension plan and International defined benefit plans[1]	510	98

UBS debt instruments and bank accounts at UBS held by Swiss pension fund	611	516

UBS derivative financial instruments held by UBS Swiss pension fund	98	36

Total liabilities due to Swiss pension plan and International defined benefit plans	1,219	650

1  Refer to “Note 8 Allowances and provisions”.

b) Swiss pension plan 1

	As of or for the year ended
CHF million	31.12.12	31.12.11
Pension cost recognized in UBS’s income statement under IAS 19 until 30 September 2012	(128)	353

of which: current service cost	357	353

of which: past service cost related to plan amendment	(485)	0

Employer contributions for the period recognized in UBS’s income statement under FER 16 from 1 October 2012	108	N/A

Performance awards related employer contributions accrued	14	N/A

Total pension expense recognized in UBS’s income statement within Personnel expenses[2]	(6)	353

1  The pension plan surplus of CHF 4,115 million as of 31 December 2012 (CHF 4,023 million as of 1 October 2012) is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS in accordance with FER 16 as of 31 December 2012 or 1 October 2012.  2  In addition, extraordinary expenses of CHF 3,063 million were recognized in the income statement related to changes in accounting for the UBS Swiss pension plan. These extraordinary expenses included the reversal of the credit of CHF 485 million shown on the line Past service cost related to plan amendments.

The Swiss pension plan had no employer contribution reserve in 2012 or 2011. Details on the Swiss pension plan and International defined benefit plans can be found in “Note 30 Pension and other post-employment benefit plans” to the consolidated financial statements.

Financial information

Note 8 Allowances and provisions

CHF million	Balance at 31.12.11	Provisions applied in accordance with their specified purpose	Recoveries, doubtful interest, currency translation differences and reclassifications	Provisions released to income	New provisions charged to income		Balance at 31.12.12
Default risks	802	(129)	81	(220)	221		754

of which: specific allowances for due from customers and mortgage loans	593	(129)	79	(165)	195		573

of which: specific allowances for due from banks	17	0	0	(7)	12		22

of which: collective loan loss allowances[1]	128			(28)	12		113

of which: provisions for loan commitments and guarantees	64		1	(20)	2		47

Operational risks	22	(12)	0	(6)	19		23

Litigation risks[2]	101	(1,152)[3,4]	51	(47)	1,548	[4]	501

Restructuring	191	(161)	(14)	(53)	1,650	[5]	1,612

Real estate[6]	100	(19)	9	(4)	3		88

Employee benefits	216	(58)	(3)	(61)	141		235

Defined benefit plans	98	(34)	19	(222)[7]	649	[7]	510

Provisions related to parental support provided by UBS AG (Parent Bank) to subsidiaries in the form of indemnities, letter of support, letters of undertaking and similar agreements	258	(249)		(8)	84		84

Deferred taxes	6		(8)		2		0

Other provisions[8]	357	(8)	(42)	(3)	30		334

Total allowances and provisions	2,150	(1,821)	92	(625)	4,347		4,142

Allowances deducted from assets	738						707

Total allowances and provisions as per balance sheet	1,412						3,435

1  Mainly relates to due from customers.  2  Includes provisions for litigation resulting from security risks.  3  Represents amounts paid out for the intended purpose and amounts transferred to Other liabilities – Other payables, presented in “Note 5 Other assets / Other liabilities” for liabilities, which are no longer uncertain in timing or amount.  4  Mainly relates to provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.  5  Refer to “Note 39 Swiss banking law requirements” in the consolidated financial statements for more information with regard to differences between IFRS and Swiss Federal Banking Law with respect to timing of recognizing restructuring provisions.  6  Includes provisions for onerous lease contracts of CHF 22 million as of 31 December 2012 (31 December 2011: CHF 30 million) and reinstatement cost provisions for leasehold improvements of CHF 66 million as of 31 December 2012 (31 December 2011: CHF 70 million).  7  Of the total provision release of CHF (222) million, CHF (119) million related to the adoption of IAS 19R for the International defined benefit plans. Of the total charge to income of CHF 649 million, CHF 610 million related to the adoption of IAS 19R for the International defined benefit plans. The net expense of CHF 490 million (CHF 610 million charge less CHF 119 million release) was recorded as extraordinary expense.  8  Includes a reinvestment relief provision related to the sale of UBS Pactual in 2009.

Financial information

UBS AG (Parent Bank)

Note 9 Statement of shareholders’ equity

CHF million	Share capital	General statutory reserve	Reserve for own shares	Other reserves	Profit /(loss) for the year	Total shareholders’ equity (before distribution of capital contribution reserve)
As of 31 December 2010 and 1 January 2011	383	27,379	432	402	6,123	34,719

Capital increase		14				14

Profit / (loss) appropriation		4,525		1,598	(6,123)	0

Prior year dividend						0

Profit / (loss) for the period					5,440	5,440

Changes in reserve for own shares		432	634	(1,066)		0

As of 31 December 2011 and 1 January 2012	383	32,350	1,066	934	5,440	40,174

Capital increase	0	26				26

Profit / (loss) appropriation				5,440	(5,440)	0

Prior year dividend		(379)				(379)

Profit / (loss) for the period					(6,645)	(6,645)

Changes in reserve for own shares			(176)	176		0

As of 31 December 2012	384	31,997	889	6,551	(6,645)	33,176

Note 10 Share capital and significant shareholders

	Par value		Dividend bearing
	No. of shares	Capital in CHF	No. of shares	Capital in CHF
As of 31 December 2012

Issued	3,835,250,233	383,525,023	3,747,463,874	374,746,387

of which: shares outstanding	3,747,370,632	374,737,063	3,747,370,632	374,737,063

of which: treasury shares held by UBS AG (Parent Bank)[1]	87,786,359	8,778,636

of which: treasury shares held by subsidiaries of UBS AG (Parent Bank)[1]	93,242	9,324	93,242	9,324

Conditional share capital	625,510,992	62,551,099

As of 31 December 2011

Issued	3,832,121,899	383,212,190	3,747,370,803	374,737,080

of which: shares outstanding	3,747,166,348	374,716,635	3,747,166,348	374,716,635

of which: treasury shares held by UBS AG (Parent Bank)[1]	84,751,096	8,475,110

of which: treasury shares held by subsidiaries of UBS AG (Parent Bank)[1]	204,455	20,446	204,455	20,446

Conditional share capital	628,639,326	62,863,933

1 During 2012, 114.3 million treasury shares were acquired at market prices and 111.4 million treasury shares were disposed of, mainly related to the delivery of shares under employee share based compensation plans.

Conditional share capital

As of 31 December 2012, 145,510,992 additional shares (31 December 2011: 148,639,326 shares) could have been issued to fund UBS‘s employee share option programs. Further conditional capital up to 100,000,000 shares was available in connection with an arrangement with the Swiss National Bank (SNB). The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement, UBS granted warrants on shares to the SNB and these warrants become exercisable if the SNB incurs a loss on its loan to the SNB StabFund.

Further on 14 April 2010, the Annual General Meeting of UBS AG (Parent Bank) shareholders approved the creation of conditional capital to a maximum amount of 380,000,000 shares for conversion rights / warrants granted in connection with the issuance of bonds or similar financial instruments.

Financial information

Significant shareholders

According to disclosure notifications filed with UBS AG and the SIX under the Swiss Stock Exchange Act, on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, disclosed a holding of 3.04%. On 12 March 2010, the Government of Singapore Investment Corp., Singapore, as beneficial owner, disclosed a holding by the Government of Singapore Investment Corp. of 6.45%. On 17 December 2009, BlackRock Inc., New York, disclosed a holding of 3.45%. In accordance with the Swiss Stock Exchange Act, the percentages indicated above were calculated in relation to the total UBS share capital reflected in the Articles of Association at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act can be found on the following website of the SIX: http://www. six-exchange-regulation.com/obligations/disclosure/major_share-holders_en.html.

According to our share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table “Significant shareholders” below were registered with 3% or more of the total share capital on 31 December 2012, 2011 and 2010.

è	Refer to the “Corporate governance” section of this report for more information on significant shareholders and shareholders’ participation rights

Shareholders registered in the UBS shares register with 3% or more of shares issued
		31.12.12			31.12.11
	Quantity	Total nominal value (CHF million)	Share %	Quantity	Total nominal value (CHF million)	Share %
Chase Nominees Ltd, London	457,784,081	46	11.94	419,533,402	42	10.95

DTC (Cede & Co.), New York[1]	202,368,918	20	5.28	270,808,806	27	7.07

Government of Singapore Investment Corp., Singapore	245,517,417	25	6.40	245,481,682	25	6.41

Nortrust Nominees Ltd, London	147,144,758	15	3.84	160,917,513	16	4.20

1 DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

Note 11 Transactions with related parties

Transactions with related parties (such as securities transactions, payment transfer services, borrowing and compensation for deposits) are conducted at internally agreed transfer prices or at arm’s length. Refer to the “Compensation of the members of the Board of Directors and the Group Executive Board” section for information on loans granted to GEB and BoD members. Amounts due from / to subsidiaries are disclosed on the “Balance sheet”.

Financial information

UBS AG (Parent Bank)

Off-balance-sheet and other information

Note 12 Commitments and contingent liabilities

CHF million	31.12.12	31.12.11	% change from 31.12.11
Contingent liabilities	115,254	137,661	(16)

of which: Guarantees to third parties related to subsidiaries	97,335	121,072	(20)

of which: credit guarantees and similar instruments	7,676	7,595	1

of which: performance guarantees and similar instruments	2,847	2,843	0

of which: documentary credits	7,397	6,151	20

Irrevocable commitments	68,420	66,107	3

of which: loan commitments	67,448	64,302	5

of which: underwriting commitments	0	850	(100)

of which: payment commitment related to deposit insurance	972	955	2

Forward starting transactions[1]	33,510	47,273	(29)

of which: reverse repurchase agreements	22,321	23,491	(5)

of which: securities borrowing agreements	249	503	(50)

of which: repurchase agreements	10,940	23,279	(53)

Liabilities for calls on shares and other equities	63	126	(50)

1  Cash to be paid in the future by either UBS or the counterparty.

The table above includes indemnities and guarantees issued by UBS AG (Parent Bank) for the benefit of subsidiaries and creditors of subsidiaries. In instances in which the indemnity amount issued by the UBS AG (Parent Bank) is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

In addition, UBS AG (Parent Bank) is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group. This contingent liability is not included in the table above.

Note 13 Derivative instruments1

		31.12.12			31.12.11
CHF million, unless indicated otherwise	PRV[2]	NRV[3]	Notional amount (CHF billion)	PRV[2]	NRV[3]	Notional amount (CHF billion)
Interest rate contracts	238,567	234,016	28,129	264,146	252,725	36,209

Credit derivative contracts	31,935	33,152	2,400	67,364	62,704	2,737

Foreign exchange contracts	83,808	93,450	6,689	97,158	106,117	6,323

Precious metal contracts	1,789	2,118	109	4,193	3,924	99

Equity/Index contracts	13,397	15,018	505	16,538	18,105	416

Commodities contracts, excluding precious metal contracts	797	852	86	775	1,012	110

Total before netting[4]	370,293	378,606	37,918	450,173	444,587	45,894

Replacement value netting	335,087	335,087		385,593	385,593

Total after netting	35,206	43,518		64,580	58,994

1  Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from this table 2  PRV: Positive replacement value. 3  NRV: Negative replacement value. 4  Replacement values are presented net of cash collateral, where applicable.

Financial information

Note 14 Fiduciary transactions

CHF million	31.12.12	31.12.11	% change from 31.12.11
Deposits:

with third-party banks	6,175	9,375	(34)

with subsidiaries	2,261	2,346	(4)

Total	8,436	11,721	(28)

Fiduciary transactions encompass transactions entered into or granted by UBS that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s (Parent Bank) balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits which are initially placed as fiduciary transactions with UBS AG (Parent Bank) may be recognized on UBS AG’s (Parent Bank) balance sheet in situations in which the deposit is subsequently placed within UBS AG (Parent Bank). In such cases, these deposits are not reported in the table above.

Financial information

UBS AG (Parent Bank)

Compensation of the members of the Board of Directors and the Group Executive Board

Total compensation for GEB members for the performance years 2011 and 2012

CHF, except where indicated[a]
Name, function	For the year	Base salary	Immediate cash (for 2011 under CBP)[b]	Annual performance award under EOP[c]	Annual performance award under DCCP[d]	Deferred cash under CBP1, [b]	Annual performance award under PEP[e]	Annual performance award under SEEOP[f]	Benefits in kind[g]	Contributions to retirement benefit plans[h]	Total
Sergio P. Ermotti, Group CEO	2012	2,500,000	0	3,660,000	2,440,000	–	–	–	69,500	201,088	8,870,588

Sergio P. Ermotti, Group CEO[2]	2011	1,394,445	553,200	–	–	1,290,800	922,000	1,844,000	195,450	150,816	6,350,711

Oswald J. Grübel, former Group CEO[3]	2011	2,191,667	0	–	–	0	0	0	35,971	0	2,227,638

Robert J. McCann,
CEO Wealth Management Americas (highest-paid after Group CEO)
	2012	1,373,130	0	4,278,673	2,852,449	–	–	–	45,004	6,110	8,555,366

Robert J. McCann, CEO Wealth Management

Americas (highest-paid)	2011	1,321,538	1,869,233	–	–	1,246,155	1,557,694	3,115,388	67,053	6,264	9,183,325

Aggregate of all GEB	2012	16,273,460	0	31,355,592	20,903,728	–	–	–	640,683	1,233,719	70,407,181
members who were in office at the end of the year[4]	2011	15,962,737	11,929,365	–	–	8,874,910	10,402,137	20,804,274	1,165,601	995,290	70,134,314

Aggregate of all GEB	2012	1,593,288	0	0	0	–	–	–	105,865	14,799	1,713,952
members who stepped down during the year[5]	2011	4,155,602	509,201	–	–	1,166,759	0	962,768	171,954	80,499	7,046,783

1  In 2011, for Sergio P. Ermotti, due to applicable UK FSA regulations, deferred cash includes blocked shares.  2  Sergio P. Ermotti was appointed on 1 April 2011 as GEB member and Regional CEO of Europe, Middle East and Africa. He was appointed as the new Group CEO ad interim on 24 September 2011 and confirmed as Group CEO on 15 November 2011.  3  Oswald J. Grübel stepped down on 24 September 2011 as Group CEO.  4  Number and distribution of GEB members: 11 GEB members were in office on 31 December 2012 and 12 GEB members were in office on 31 December 2011.  5  Number and distribution of former GEB members: 2012: includes three months in office as a GEB member for Alexander Wilmot-Sitwell and 10 months in office as a GEB member for Carsten Kengeter. 2011: includes five months in office as a GEB member for John Cryan, nine months for Oswald J. Grübel and 11 months for Maureen Miskovic.

Explanation of the tables outlining compensation details for GEB and BoD members

a.	Local currencies are converted into CHF using the exchange rates as detailed in Note 38 “Currency translation rates” in the “Financial information” section in this report.
b.

For performance year 2012, no immediate cash was paid. For performance year 2011, 40% of the 2011 performance award was granted in the form of Cash Balance Plan awards, of which 60% is paid out immediately (representing 24% of a GEB member’s performance award). The balance is paid out in equal installments of 20%, each over the subsequent two years, and is subject to performance adjustments.

c.

For EOP awards for the performance year 2012, the number of shares allocated at grant will be determined by dividing the amount communicated with the average price of UBS shares over the 10 trading days prior to and including the grant date (15 March 2013), which for notional shares is adjusted for the estimated value of dividends paid on UBS shares over the vesting period. As the grant date occurs after publication, no share price is yet available at the time of publication.

d.

DCCP awards vest in full after year 5 of the fiveyear vesting period. The amount reflects the principal amount excluding future interest rate. The notional interest rate is set at 6.25% for awards denominated in USD and 5.40% for awards denominated in CHF.

e.

For PEP awards for the performance year 2011, the number of performance shares allocated at grant has been determined by dividing the amount communicated with CHF 12.52 or USD 13.75 (based on the average price of UBS shares over the last 10 trading days of February 2012 adjusted for the estimated value of dividends paid on UBS shares over the vesting period).

f.

For SEEOP awards for the performance year 2011, the number of shares allocated at grant has been determined by dividing the amount communicated with CHF 12.92 or USD 14.19 (for actual shares) and with CHF 12.52 or USD 13.75 (notional shares), based on the average closing price of UBS shares over the last 10 trading days of February 2012, which for notional shares is adjusted for the estimated value of dividends paid on UBS shares over the vesting period.

g.	Benefits in kind are all valued at market price, for example, health and welfare benefits and general expense allowances.
h.

Swiss executives participate in the same pension plan as all other employees. Under this plan, UBS makes contributions to the plan, which covers compensation of up to CHF 835,200 (CHF 842,400 as from 1 January 2013). The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV), but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior management participates in the same pension plans as all other employees. In the US, there are separate pension plans for Wealth Management Americas compared with the other business divisions. There are generally two different types of pension plans: grandfathered plans and principal plans. The grandfathered plans, which are no longer open to new hires, operate (depending on the abovementioned distinction by business division) either on a cash balance basis or a career average salary basis. Participants accrue a pension based on their annual compensation limited to USD 250,000 (or USD 150,000 for Wealth Management Americas employees). The principal plans for new hires are defined contribution plans. In the defined contribution plans, UBS makes contributions to the plan based on compensation and limited to USD 250,000 (USD 255,000 as from 1 January 2013). US management may also participate in a 401(k) defined contribution plan (open to all employees), which provides a limited company matching contribution for employee contributions. In 2012, Wealth Management Americas employees with a compensation in excess of USD 250,000 did not receive a company match. Effective 1 January 2013, the match was reinstated for these employees. In the UK, management participates in either the principal pension plan, which operates on a defined contribution basis and is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension upon retirement based on career average base salary (individual caps introduced as of 1 July 2010).

Financial information

Share and option ownership / entitlements of GEB members on 31 December 2011 / 20121

Name, function	For the year	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti, Group Chief Executive Officer	2012	220,928	41,960	262,888	0.013	0	0.000

	2011	0	0	0	0.000	0	0.000

Markus U. Diethelm, Group General Counsel	2012	506,132	126,098	632,230	0.030	0	0.000

	2011	358,042	91,506	449,548	0.021	0	0.000

John A. Fraser, Chairman and CEO Global Asset Management	2012	617,529	315,270	932,799	0.045	884,531	0.042

	2011	460,707	280,414	741,121	0.034	1,088,795	0.050

Lukas Gähwiler, CEO UBS Switzerland and CEO Retail & Corporate	2012	412,199	95,537	507,736	0.024	0	0.000

	2011	252,293	37,517	289,810	0.013	0	0.000

Carsten Kengeter, former co-CEO Investment Bank[5]	2012	–	–	–	–	–	–

	2011	971,575	556,016	1,527,591	0.070	905,000	0.041

Ulrich Körner, Group Chief Operating Officer, CEO Corporate Center and CEO Group EMEA	2012	605,284	121,837	727,121	0.035	0	0.000

	2011	389,090	95,597	484,687	0.022	0	0.000

Philip J. Lofts, Group Chief Risk Officer	2012	542,402	169,789	712,191	0.034	536,173	0.026

	2011	377,614	150,772	528,386	0.024	577,723	0.026

Robert J. McCann, CEO Group Americas and CEO Wealth Management Americas	2012	658,470	18,112	676,582	0.032	0	0.000

	2011	330,047	0	330,047	0.015	0	0.000

Tom Naratil, Group Chief Financial Officer	2012	340,757	233,603	574,360	0.027	935,291	0.045

	2011	221,238	193,836	415,074	0.019	1,046,122	0.048

Andrea Orcel, CEO Investment Bank	2012	1,755,691	0	1,755,691	0.084	0	0.000

		–	–	–	–	–	–

Alexander Wilmot-Sitwell, former co-Chairman and co-CEO Group Asia Pacific[5]	2012	–	–	–	–	–	–

	2011	495,553	220,955	716,508	0.033	353,807	0.016

Chi-Won Yoon, CEO Group Asia Pacific	2012	478,986	370,760	849,746	0.041	578,338	0.028

	2011	306,515	350,311	656,826	0.030	623,253	0.029

Jürg Zeltner, CEO UBS Wealth Management	2012	522,500	38,329	560,829	0.027	203,093	0.010

	2011	306,487	11,756	318,243	0.015	205,470	0.009

1  This table includes all vested and unvested shares and options of GEB members, including related parties.  2  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Deferred variable compensation plans” section in this report for more information on the plans.  3  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  4  No conversion rights are outstanding.  5  GEB members who stepped down during 2012.

Financial information

UBS AG (Parent Bank)

Compensation details and additional information for non-independent BoD members

CHF, except where indicated[a]
Name, function[1]	For the year	Base salary	Annual performance award (cash)	Annual share award		Benefits in kind[g]	Contributions to retirement benefit plans[h]	Total
Axel A. Weber, Chairman	2012	1,322,581	–	2,003,995	[2]	69,867	171,898	3,568,341

	2011	–	–	–		–	–	–

Kaspar Villiger, former Chairman	2012	354,167	–	200,000	[2]	54,926	–	609,093

	2011	850,000	0	500,000	[2]	144,568	0	1,494,568

1  Axel A. Weber was the only non-independent member in office on 31 December 2012; Kaspar Villiger did not stand for reelection at the AGM on 3 May 2012. Kaspar Villiger was the only non-independent member in office on 31 December 2011.  2  These shares are blocked for four years.

Remuneration details and additional information for independent BoD members

CHF, except where indicated[a]
Name, function[1]	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Benefits in kind	Additional payments		Total	Share percen- tage [2]	Number of shares[3,4]
Michel Demaré, Vice Chairman	M		M			2012/2013	325,000	300,000		250,000	[5]	875,000	50	34,233

	M		M			2011/2012	325,000	300,000		250,000	[5]	875,000	50	39,845

David Sidwell,			M		C	2012/2013	325,000	500,000		250,000	[5]	1,075,000	50	42,057

Senior Independent Director			M		C	2011/2012	325,000	500,000		250,000	[5]	1,075,000	50	48,952

Rainer-Marc Frey, member		M			M	2012/2013	325,000	300,000				625,000	100	46,367

	M				M	2011/2012	325,000	400,000				725,000	100	62,635

Bruno Gehrig, former member						2012/2013	–	–				–

		M	M			2011/2012	325,000	200,000				525,000	50	23,907

Ann F. Godbehere, member	M	C				2012/2013	325,000	500,000				825,000	50	32,276

	M	C		M		2011/2012	325,000	550,000				875,000	50	39,845

Axel P. Lehmann, member			M		M	2012/2013	325,000	300,000				625,000	100	46,367

			M		M	2011/2012	325,000	250,000				575,000	100	49,632

Wolfgang Mayrhuber, member		M		C		2012/2013	325,000	200,000				525,000	50	20,539

		M		C		2011/2012	325,000	200,000				525,000	50	23,907

Helmut Panke, member		M			M	2012/2013	325,000	300,000				625,000	50	24,452

		M			M	2011/2012	325,000	300,000				625,000	50	28,460

William G. Parrett, member	C			M		2012/2013	325,000	350,000				675,000	50	26,408

	C					2011/2012	325,000	300,000				625,000	50	28,460

Isabelle Romy, member	M		M			2012/2013	325,000	300,000				625,000	50	24,452

						2011/2012	–	–				–

Beatrice Weder di Mauro, member	M			M		2012/2013	325,000	250,000				575,000	50	22,496

						2011/2012	–	–				–

Joseph Yam, member				M	M	2012/2013	325,000	250,000				575,000	50	22,496

				M	M	2011/2012	325,000	250,000				575,000	50	26,183

Total 2012												7,625,000

Total 2011												7,000,000

Legend: C = Chairperson of the respective Committee; M = Member of the respective Committee

1  There were 11 independent BoD members in office on 31 December 2012. Isabelle Romy and Beatrice Weder di Mauro were appointed at the AGM on 3 May 2012 and Bruno Gehrig did not stand for reelection at the AGM on 3 May 2012. There were 10 independent BoD members in office on 31 December 2011. Joseph Yam was appointed at the AGM on 28 April 2011 and Sally Bott stepped down on 11 February 2011.  2  Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.  3  For 2012, shares valued at CHF 15.03 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2013), and were granted with a price discount of 15% for a new value of CHF 12.78. These shares are blocked for four years. For 2011, shares valued at CHF 12.92 (average price of UBS shares at SIX Swiss Exchange over the last 10 trading days of February 2012), and were granted with a price discount of 15% for a new value of CHF 10.98. These shares are blocked for four years.  4  Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are subject to social security contributions / withholding tax.  5  This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively.

Financial information

Total payments to BoD members

CHF, except where indicated[a]		For the year	Total
Aggregate of all BoD members		2012	11,802,434
		2011	8,494,568

Number of shares of BoD members on 31 December 2011 / 2012[1]
Name, function	For the year	Number of shares held	Voting rights in %
Axel A. Weber, Chairman[2]	2012	200,000	0.010
	2011	–

Kaspar Villiger, former Chairman[3]	2012	–
	2011	49,440	0.002

Michel Demaré, Vice Chairman	2012	116,179	0.006
	2011	76,334	0.003

David Sidwell, Senior Independent Director	2012	149,199	0.007
	2011	100,247	0.005

Rainer-Marc Frey, member	2012	162,677	0.008
	2011	100,042	0.005

Bruno Gehrig, former member[3]	2012	–
	2011	54,409	0.002

Ann F. Godbehere, member	2012	81,286	0.004
	2011	41,441	0.002

Axel P. Lehmann, member	2012	139,603	0.007
	2011	89,971	0.004

Wolfgang Mayrhuber, member	2012	38,957	0.002
	2011	15,050	0.001

Helmut Panke, member	2012	137,792	0.007
	2011	109,332	0.005

William G. Parrett, member	2012	91,078	0.004
	2011	62,618	0.003

Isabelle Romy, member[2]	2012	0	0.000
	2011	–

Beatrice Weder di Mauro, member[2]	2012	0	0.000
	2011	–

Joseph Yam, member	2012	26,183	0.001
	2011	0	0.000

1  This table includes blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2011 and 2012.  2  Axel A. Weber, Isabelle Romy and Beatrice Weder di Mauro were appointed at the AGM on 3 May 2012.  3  Kaspar Villiger and Bruno Gehrig did not stand for reelection at the AGM on 3 May 2012.

Financial information

UBS AG (Parent Bank)

Compensation paid to former BoD and GEB members1

CHF, except where indicated[a]
Name, function	For the year	Compensation	Benefits in kind	Total
Former BoD members	2012	0	0	0

	2011	0	0	0

Aggregate of all former GEB members[2]	2012	0	25,465	25,465

	2011	0	0	0

Aggregate of all former BoD and GEB members	2012	0	25,465	25,465

	2011	0	0	0

1   Compensation or remuneration that is connected with the former member’s activity on the BoD or GEB or that is not at market conditions.  2   Includes one former GEB member in 2012 and no former GEB member in 2011.

Total of all vested and unvested shares of GEB members1,2

	Total	Of which vested	Of which vesting
			2013	2014	2015	2016	2017
Shares on 31 December 2012	3,414,568	1,531,295	952,668	583,281	347,324	0	0

			2012	2013	2014	2015	2016

Shares on 31 December 2011	2,863,887	1,988,680	408,037	290,631	88,269	88,269	0

1   Includes related parties.  2  Excludes shares granted under variable compensation plans with forfeiture provisions.

Total of all blocked and unblocked shares of BoD members1

	Total	Of which unblocked	Of which blocked until
			2013	2014	2015	2016
Shares on 31 December 2012	1,142,954	56,624	302,118	204,792	231,501	347,919

			2012	2013	2014	2015
Shares on 31 December 2011	698,884	72,775	9,349	115,690	225,995	275,075

1 Includes related parties.

Financial information

Vested and unvested options of GEB members on 31 December 2011 / 2012[1]
For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Sergio P. Ermotti, Group Chief Executive Officer									Philip J. Lofts, Group Chief Risk Officer (continued)
2012	0											117,090		2005	01.03.2008	28.02.2015	CHF 52.32
2011	0											117,227		2006	01.03.2009	28.02.2016	CHF 72.57
												85,256		2007	01.03.2010	28.02.2017	CHF 73.67
Markus U. Diethelm, Group General Counsel												74,599		2008	01.03.2011	28.02.2018	CHF 35.66
2012	0								2011	577,723		11,445		2002	31.01.2003	31.01.2012	CHF 36.49
2011	0											11,104		2002	31.01.2004	31.01.2012	CHF 36.49
												11,098		2002	31.01.2005	31.01.2012	CHF 36.49
John A. Fraser, Chairman and CEO Global Asset Management												1,240		2002	28.02.2003	28.02.2012	CHF 36.65
2012	884,531		127,884		2003	31.01.2006	31.01.2013	USD 22.53				5,464		2002	28.02.2004	28.02.2012	CHF 36.65
			170,512		2004	01.03.2007	27.02.2014	USD 38.13				1,199		2002	28.02.2005	28.02.2012	CHF 36.65
			202,483		2005	01.03.2008	28.02.2015	USD 44.81				9,985		2003	01.03.2004	31.01.2013	CHF 27.81
			213,140		2006	01.03.2009	28.02.2016	CHF 72.57				9,980		2003	01.03.2005	31.01.2013	CHF 27.81
			170,512		2007	01.03.2010	28.02.2017	CHF 73.67				9,974		2003	01.03.2006	31.01.2013	CHF 27.81
2011	1,088,795		76,380		2002	31.01.2005	31.01.2012	USD 21.24				1,833		2003	01.03.2004	28.02.2013	CHF 26.39
			127,884		2002	28.06.2005	28.06.2012	CHF 37.90				1,830		2003	01.03.2005	28.02.2013	CHF 26.39
			127,884		2003	31.01.2006	31.01.2013	USD 22.53				1,830		2003	01.03.2006	28.02.2013	CHF 26.39
			170,512		2004	01.03.2007	27.02.2014	USD 38.13				35,524		2004	01.03.2005	27.02.2014	CHF 44.32
			202,483		2005	01.03.2008	28.02.2015	USD 44.81				35,524		2004	01.03.2006	27.02.2014	CHF 44.32
			213,140		2006	01.03.2009	28.02.2016	CHF 72.57				35,521		2004	01.03.2007	27.02.2014	CHF 44.32
			170,512		2007	01.03.2010	28.02.2017	CHF 73.67				117,090		2005	01.03.2008	28.02.2015	CHF 52.32
												117,227		2006	01.03.2009	28.02.2016	CHF 72.57
Lukas Gähwiler, CEO UBS Switzerland and CEO Retail & Corporate												85,256		2007	01.03.2010	28.02.2017	CHF 73.67
2012	0											74,599		2008	01.03.2011	28.02.2018	CHF 35.66
2011	0
									Robert J. McCann, CEO Group Americas and
									CEO Wealth Management Americas
Carsten Kengeter, former co-CEO Investment Bank[4]									2012	0
2012	-								2011	0
2011	905,000		905,000		2009	01.03.2012	27.12.2019	CHF 40.00

Ulrich Körner, Group Chief Operating Officer,									Tom Naratil, Group Chief Financial Officer
CEO Corporate Center and CEO Group EMEA									2012	935,291		63,942		2003	31.01.2006	31.01.2013	USD 22.53
2012	0											4,262		2003	28.02.2005	28.02.2013	USD 19.53
2011	0											145,962		2004	01.03.2007	27.02.2014	USD 38.13
												166,010		2005	01.03.2008	28.02.2015	USD 44.81
Philip J. Lofts, Group Chief Risk Officer												142,198		2006	01.03.2009	28.02.2016	CHF 72.57
2012	536,173		9,985		2003	01.03.2004	31.01.2013	CHF 27.81				131,277		2007	01.03.2010	28.02.2017	CHF 73.67
			9,980		2003	01.03.2005	31.01.2013	CHF 27.81				181,640		2008	01.03.2011	28.02.2018	CHF 35.66
			9,974		2003	01.03.2006	31.01.2013	CHF 27.81				100,000		2009	01.03.2012	27.02.2019	CHF 11.35
			1,833		2003	01.03.2004	28.02.2013	CHF 26.39	2011	1,046,122		35,524		2002	31.01.2003	31.01.2012	USD 21.24
			1,830		2003	01.03.2005	28.02.2013	CHF 26.39				35,524		2002	31.01.2004	31.01.2012	USD 21.24
			1,830		2003	01.03.2006	28.02.2013	CHF 26.39				35,521		2002	31.01.2005	31.01.2012	USD 21.24
			35,524		2004	01.03.2005	27.02.2014	CHF 44.32				4,262		2002	29.02.2004	28.02.2012	USD 21.70
			35,524		2004	01.03.2006	27.02.2014	CHF 44.32				63,942		2003	31.01.2006	31.01.2013	USD 22.53
			35,521		2004	01.03.2007	27.02.2014	CHF 44.32				4,262		2003	28.02.2005	28.02.2013	USD 19.53
  1   This table includes all options of GEB members, including related parties.   2   No conversion rights are outstanding.  3  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  4  GEB member who stepped down during 2012.

Financial information

UBS AG (Parent Bank)

Vested and unvested options of GEB members on 31 December 2011/2012[1] (continued)
For the year	Total number of options held	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year ended	Total number of options held	[2]	Number of options	[3]	Year of grant	Vesting date	Expiry date	Strike price

Tom Naratil, Group Chief Financial Officer (continued)									Chi-Won Yoon, CEO Group Asia Pacific (continued)
			145,962		2004	01.03.2007	27.02.2014	USD 38.13	2011	623,253		11,577		2002	31.01.2002	31.01.2012	USD 21.24
			166,010		2005	01.03.2008	28.02.2015	USD 44.81				11,229		2002	31.01.2004	31.01.2012	USD 21.24
			142,198		2006	01.03.2009	28.02.2016	CHF 72.57				11,227		2002	31.01.2005	31.01.2012	USD 21.24
			131,277		2007	01.03.2010	28.02.2017	CHF 73.67				2,252		2002	28.02.2002	28.02.2012	USD 21.70
			181,640		2008	01.03.2011	28.02.2018	CHF 35.66				6,446		2002	29.02.2004	28.02.2012	USD 21.70
			100,000		2009	01.03.2012	27.02.2019	CHF 11.35				2,184		2002	28.02.2005	28.02.2012	USD 21.70
												8,648		2003	01.03.2004	31.01.2013	USD 20.49
Andrea Orcel, CEO Investment Bank												8,642		2003	01.03.2005	31.01.2013	USD 20.49
2012	0											8,635		2003	01.03.2006	31.01.2013	USD 20.49
2011	-											4,262		2003	28.02.2005	28.02.2013	USD 19.53
												3,374		2003	01.03.2004	28.02.2013	USD 19.53
Alexander Wilmot-Sitwell, former co-Chairman and co-CEO Group Asia Pacific[4]												3,371		2003	01.03.2005	28.02.2013	USD 19.53
2012	-											3,371		2003	01.03.2006	28.02.2013	USD 19.53
2011	353,807		53,282		2005	01.03.2008	28.02.2015	CHF 47.58				6,200		2004	01.03.2005	27.02.2014	CHF 44.32
			2,130		2005	04.03.2007	04.03.2015	CHF 47.89				4,262		2004	27.02.2006	27.02.2014	CHF 44.32
			35,524		2006	01.03.2007	28.02.2016	CHF 65.97				6,198		2004	01.03.2006	27.02.2014	CHF 44.32
			35,524		2006	01.03.2008	28.02.2016	CHF 65.97				6,195		2004	01.03.2007	27.02.2014	CHF 44.32
			35,521		2006	01.03.2009	28.02.2016	CHF 65.97				10,659		2005	01.03.2006	28.02.2015	CHF 47.58
			106,570		2007	01.03.2010	28.02.2017	CHF 73.67				10,657		2005	01.03.2007	28.02.2015	CHF 47.58
			85,256		2008	01.03.2011	28.02.2018	CHF 35.66				10,654		2005	01.03.2008	28.02.2015	CHF 47.58
												21,316		2006	01.03.2007	28.02.2016	CHF 65.97
Chi-Won Yoon, CEO Group Asia Pacific												21,314		2006	01.03.2008	28.02.2016	CHF 65.97
2012	578,338		8,648		2003	01.03.2004	31.01.2013	USD 20.49				21,311		2006	01.03.2009	28.02.2016	CHF 65.97
			8,642		2003	01.03.2005	31.01.2013	USD 20.49				8,881		2007	01.03.2008	28.02.2017	CHF 67.00
			8,635		2003	01.03.2006	31.01.2013	USD 20.49				8,880		2007	01.03.2009	28.02.2017	CHF 67.00
			4,262		2003	28.02.2005	28.02.2013	USD 19.53				8,880		2007	01.03.2010	28.02.2017	CHF 67.00
			3,374		2003	01.03.2004	28.02.2013	USD 19.53				42,628		2008	01.03.2011	28.02.2018	CHF 32.45
			3,371		2003	01.03.2005	28.02.2013	USD 19.53				350,000		2009	01.03.2012	27.02.2019	CHF 11.35
			3,371		2003	01.03.2006	28.02.2013	USD 19.53
			6,200		2004	01.03.2005	27.02.2014	CHF 44.32	Jürg Zeltner, CEO UBS Wealth Management
			4,262		2004	27.02.2006	27.02.2014	CHF 44.32	2012	203,093		4,972		2004	01.03.2007	27.02.2014	CHF 44.32
			6,198		2004	01.03.2006	27.02.2014	CHF 44.32				7,106		2005	01.03.2006	28.02.2015	CHF 47.58
			6,195		2004	01.03.2007	27.02.2014	CHF 44.32				7,103		2005	01.03.2007	28.02.2015	CHF 47.58
			10,659		2005	01.03.2006	28.02.2015	CHF 47.58				7,103		2005	01.03.2008	28.02.2015	CHF 47.58
			10,657		2005	01.03.2007	28.02.2015	CHF 47.58				93		2005	04.03.2007	04.03.2015	CHF 47.89
			10,654		2005	01.03.2008	28.02.2015	CHF 47.58				161		2005	06.06.2007	06.06.2015	CHF 45.97
			21,316		2006	01.03.2007	28.02.2016	CHF 65.97				149		2005	09.09.2007	09.09.2015	CHF 50.47
			21,314		2006	01.03.2008	28.02.2016	CHF 65.97				127		2005	05.12.2007	05.12.2015	CHF 59.03
			21,311		2006	01.03.2009	28.02.2016	CHF 65.97				7,106		2006	01.03.2007	28.02.2016	CHF 65.97
			8,881		2007	01.03.2008	28.02.2017	CHF 67.00				7,103		2006	01.03.2008	28.02.2016	CHF 65.97
			8,880		2007	01.03.2009	28.02.2017	CHF 67.00				7,103		2006	01.03.2009	28.02.2016	CHF 65.97
			8,880		2007	01.03.2010	28.02.2017	CHF 67.00				110		2006	03.03.2008	03.03.2016	CHF 65.91
			42,628		2008	01.03.2011	28.02.2018	CHF 32.45				242		2006	09.06.2008	09.06.2016	CHF 61.84
			350,000		2009	01.03.2012	27.02.2019	CHF 11.35				230		2006	08.09.2008	08.09.2016	CHF 65.76

1  This table includes all options of GEB members, including related parties.  2  No conversion rights are outstanding.  3  Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.  4  GEB member who stepped down during 2012.

Financial information

Vested and unvested options of GEB members on 31 December 2011 / 20121 (Continued)

For the year	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price	For the year	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price
Jürg Zeltner, CEO UBS Wealth Management (continued)							Jürg Zeltner, CEO UBS Wealth Management (continued)
		221	2006	08.12.2008	08.12.2016	CHF 67.63			149	2005	09.09.2007	09.09.2015	CHF 50.47
		7,105	2007	01.03.2008	28.02.2017	CHF 67.00			127	2005	05.12.2007	05.12.2015	CHF 59.03
		7,105	2007	01.03.2009	28.02.2017	CHF 67.00			7,106	2006	01.03.2007	28.02.2016	CHF 65.97
		7,103	2007	01.03.2010	28.02.2017	CHF 67.00			7,103	2006	01.03.2008	28.02.2016	CHF 65.97
		223	2007	02.03.2009	02.03.2017	CHF 67.08			7,103	2006	01.03.2009	28.02.2016	CHF 65.97
		42,628	2008	01.03.2011	28.02.2018	CHF 35.66			110	2006	03.03.2008	03.03.2016	CHF 65.91
		90,000	2009	01.03.2012	27.02.2019	CHF 11.35			242	2006	09.06.2008	09.06.2016	CHF 61.84
2011	205,470	809	2002	31.01.2003	31.01.2012	CHF 36.49			230	2006	08.09.2008	08.09.2016	CHF 65.76
		784	2002	31.01.2004	31.01.2012	CHF 36.49			221	2006	08.12.2008	08.12.2016	CHF 67.63
		784	2002	31.01.2005	31.01.2012	CHF 36.49			7,105	2007	01.03.2008	28.02.2017	CHF 67.00
		4,972	2004	01.03.2007	27.02.2014	CHF 44.32			7,105	2007	01.03.2009	28.02.2017	CHF 67.00
		7,106	2005	01.03.2006	28.02.2015	CHF 47.58			7,103	2007	01.03.2010	28.02.2017	CHF 67.00
		7,103	2005	01.03.2007	28.02.2015	CHF 47.58			223	2007	02.03.2009	02.03.2017	CHF 67.08
		7,103	2005	01.03.2008	28.02.2015	CHF 47.58			42,628	2008	01.03.2011	28.02.2018	CHF 35.66
		93	2005	04.03.2007	04.03.2015	CHF 47.89			90,000	2009	01.03.2012	27.02.2019	CHF 11.35
		161	2005	06.06.2007	06.06.2015	CHF 45.97

[1] This table includes all options of GEB members, including related parties. [2] No conversion rights are outstanding. [3] Refer to “Note 31 Equity participation and other compensation plans” in the “Financial information” section of this report for more information.

Financial information

UBS AG (Parent Bank)

Loans granted to GEB members on 31 December 2011 / 2012[1]
CHF, except where indicated
Name, function	For the year	Loans[2]
Markus U. Diethelm, Group General Counsel[3]	2012	5,564,012

Jürg Zeltner, CEO UBS Wealth Management[3]	2011	5,387,500

Aggregate of all GEB members	2012	18,862,820

	2011	17,539,601	[4]

1  No loans have been granted to related parties of the GEB members at conditions not customary in the market.  2  All loans granted are secured loans, except for CHF 311,308 in 2012 and CHF 45,435 in 2011.  3  GEB member with the highest loan granted.  4  Includes a forgivable loan of CHF 3.3 million, subject to the GEB member’s continued full-time employment with UBS and a performance satisfactory and commensurate with his responsibilities. The loan was fully repaid in 2012, as the GEB member stepped down during the year.

Loans granted to BoD members on 31 December 2011 / 2012[1]
CHF, except where indicated[a]
Name, function	For the year	Loans[2]
Axel A. Weber, Chairman[3]	2012	0
	2011	–

Kaspar Villiger, former Chairman[4]	2012	–
	2011	0

Michel Demaré, Vice Chairman	2012	500,000
	2011	850,000

David Sidwell, Senior Independent Director	2012	0
	2011	0

Rainer-Marc Frey, member	2012	0
	2011	0

Bruno Gehrig, former member[4,5]	2012	–
	2011	798,000

Ann F. Godbehere, member	2012	0
	2011	0

Axel P. Lehmann, member	2012	0
	2011	0

Wolfgang Mayrhuber, member	2012	0
	2011	0

Helmut Panke, member	2012	0
	2011	0

William G. Parrett, member	2012	0
	2011	0

Isabelle Romy, member[3]	2012	0
	2011	–

Beatrice Weder di Mauro, member[3]	2012	0
	2011	–

Joseph Yam, member	2012	0
	2011	0

Aggregate of all BoD members	2012	500,000
	2011	1,648,000

1  No loans have been granted to related parties of the BoD members at conditions not customary in the market.  2  All loans granted are secured loans.   3  Axel A. Weber, Isabelle Romy and Beatrice Weder di Mauro were appointed at the AGM on 3 May 2012.  4  Kaspar Villiger and Bruno Gehrig did not stand for reelection at the AGM on 3 May 2012.  5  Secured loan granted prior to his election to the BoD.

Financial information

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 7 March 2013

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of UBS AG, which comprise the balance sheet, income statement and notes on pages 460 to 482, for the year ended 31 December 2012.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

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

Financial information

UBS AG (Parent Bank)

Opinion

In our opinion, the financial statements for the year ended 31 December 2012 comply with Swiss law and the company’s articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (Art. 728 Code of Obligations (CO) and Art. 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jonathan Bourne Licensed Audit Expert (Auditor in charge)	Thomas Schneider Licensed Audit Expert

Financial information

Confirmation of the auditors concerning conditional capital increase to the Board of Directors of

UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2012 to 31 December 2012 in accordance with the provisions of article 653f paragraph 1 of the Swiss code of obligations.

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

In our opinion

•

the issue of 3’128’334 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association;

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

Zurich, 25 January 2013

BDO Ltd

Werner Schiesser Licensed Audit Expert	Jurg Caspar Licensed Audit Expert

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

Financial information

Additional disclosure required under SEC regulations

B – Selected financial data

The tables below provide information concerning the noon purchase rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon purchase rate is the rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 28 February 2013, the noon purchase rate was 1.0711 USD per 1 CHF.

Year ended 31 December	High	Low	Average rate[1] (USD per 1 CHF)	At period end
2008	1.0142	0.8171	0.9298	0.9369

2009	1.0016	0.8408	0.9260	0.9654

2010	1.0673	0.8610	0.9670	1.0673

2011	1.3706	1.0251	1.1398	1.0668

2012	1.1174	1.0043	1.0724	1.0923

Month	High	Low
September 2012	1.0811	1.0462

October 2012	1.0850	1.0638

November 2012	1.0794	1.0545

December 2012	1.0971	1.0715

January 2013	1.0997	1.0700

February 2013	1.1074	1.0711

1   The average of the noon purchase rates on the last business day of each full month during the relevant period.

Financial information

Key figures

	As of or for the year ended
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Balance sheet data

Total assets	1,259,232	1,416,962	1,314,813	1,338,239	2,012,876

Equity attributable to UBS shareholders	45,895	48,530	43,728	37,704	28,244

Average equity to average assets (%)	3.4	3.2	2.7	1.7	1.3

Market capitalization	54,729	42,843	58,803	57,108	43,519

Shares

Registered ordinary shares	3,835,250,233	3,832,121,899	3,830,840,513	3,558,112,753	2,932,580,549

Treasury shares	87,879,601	84,955,551	38,892,031	37,553,872	61,903,121

Capital strength

BIS core tier 1 capital ratio (%)[1]	19.0	14.1	17.8	15.4	11.0

BIS total capital ratio (%)[1]	25.2	17.2	20.4	19.8	15.0

BIS risk-weighted assets[1]	192,505	240,962	198,875	206,525	302,273

Invested assets (CHF billion)[2]	2,230	2,088	2,075	2,160	2,174

Personnel (full-time equivalents)

Americas	21,995	22,924	23,178	23,834	29,346

of which: USA	20,833	21,746	22,031	22,702	27,362

Asia Pacific	7,426	7,690	7,263	6,865	9,998

Europe, Middle East and Africa	10,829	11,019	10,892	10,484	12,032

of which: United Kingdom	6,459	6,674	6,634	6,204	7,071

of which: Rest of Europe	4,202	4,182	4,122	4,145	4,817

of which: Middle East and Africa	167	162	137	134	145

Switzerland	22,378	23,188	23,284	24,050	26,406

Total	62,628	64,820	64,617	65,232	77,783

1  Capital management data as of 31 December 2012 and as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Capital management data as of 31 December 2010, 31 December 2009 and 31 December 2008 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information. 2  In 2012, the definition of invested assets was refined. Prior period data were restated for this change, with the exception of data for 31 December 2008. Refer to “Note 35 Invested assets and net new money” within the Notes to the consolidated financial statements for more information.

Financial information

Additional disclosure required under SEC regulations

Income statement data

	For the year ended
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Interest income	15,968	17,969	18,872	23,461	65,679

Interest expense	(9,974)	(11,143)	(12,657)	(17,016)	(59,687)

Net interest income	5,994	6,826	6,215	6,446	5,992

Credit loss (expense)/recovery	(118)	(84)	(66)	(1,832)	(2,996)

Net interest income after credit loss (expense)/recovery	5,875	6,742	6,149	4,614	2,996

Net fee and commission income	15,405	15,236	17,160	17,712	22,929

Net trading income	3,480	4,343	7,471	(324)	(25,820)

Other income	682	1,467	1,214	599	692

Total operating income	25,443	27,788	31,994	22,601	796

Total operating expenses	27,216	22,482	24,650	25,128	28,290

Operating profit/(loss) from continuing operations before tax	(1,774)	5,307	7,345	(2,527)	(27,493)

Tax expense/(benefit)	461	901	(409)	(444)	(6,777)

Net profit/(loss) from continuing operations	(2,235)	4,406	7,754	(2,082)	(20,716)

Net profit/(loss) from discontinued operations	0	0	2	(7)	198

Net profit/(loss)	(2,235)	4,406	7,756	(2,089)	(20,519)

Net profit attributable to non-controlling interests	276	268	304	610	568

Net profit/(loss) attributable to UBS shareholders	(2,511)	4,138	7,452	(2,700)	(21,087)

Cost/income ratio (%)[1]	106.5	80.7	76.9	102.8	746.0

Per share data (CHF)

Basic earnings per share[2]	(0.67)	1.10	1.97	(0.74)	(7.55)

Diluted earnings per share[2]	(0.67)	1.08	1.94	(0.74)	(7.56)

Cash dividends declared per share (CHF)3,[4]	0.15	0.10	N/A	N/A	N/A

Cash dividends declared per share (USD)3,[4]		0.11	N/A	N/A	N/A

Dividend payout ratio (%)3,[4]	(22.4)	9.1	N/A	N/A	N/A

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	(5.2)	9.1	18.0	(7.9)	(59.0)

Return on average equity	(5.1)	9.1	17.9	(8.7)	(68.3)

Return on average assets	(0.2)	0.3	0.5	(0.1)	(0.9)

1  Operating expenses/operating income before credit loss expense. 2  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the consolidated financial statements for more information. 3  Dividends and/or distribution of capital contribution reserve are normally approved and paid in the year subsequent to the reporting period. 4  For the year 2012, an amount of CHF 0.15 per share will be paid out of capital contribution reserve on 10 May 2013, subject to approval by shareholders at the Annual General Meeting on 2 May 2013. The USD amount per share will be determined on 6 May 2013. 5  Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders. The calculation excludes expected deductions for dividends and distribution of capital contribution reserve.

Financial information

Balance sheet data

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Assets

Total assets	1,259,232	1,416,962	1,314,813	1,338,239	2,012,876

Cash and balances with central banks	66,383	40,638	26,939	20,899	32,744

Due from banks	21,230	23,218	17,133	16,804	17,694

Cash collateral on securities borrowed	37,372	58,763	62,454	63,507	122,897

Reverse repurchase agreements	130,941	213,501	142,790	116,689	224,648

Trading portfolio assets	160,861	181,525	228,815	232,258	312,054

of which: assets pledged as collateral which may be sold or repledged by counterparties	44,698	39,936	61,352	44,221	40,216

Positive replacement values	418,029	486,584	401,146	421,694	854,100

Cash collateral receivables on derivative instruments	30,413	41,322	38,071	53,774	85,703

Loans	279,901	266,604	262,877	266,477	291,456

Financial investments available-for-sale	66,383	53,174	74,768	81,757	5,248

Other assets	11,055	9,165	19,506	20,642	16,916

Liabilities

Due to banks	23,024	30,201	41,490	31,922	76,822

Cash collateral on securities lent	9,203	8,136	6,651	7,995	14,063

Repurchase agreements	37,639	102,429	74,796	64,175	102,561

Trading portfolio liabilities	34,154	39,480	54,975	47,469	62,431

Negative replacement values	395,070	473,400	393,762	409,943	851,864

Cash collateral payables on derivative instruments	71,148	67,114	58,924	66,097	92,937

Financial liabilities designated at fair value	92,878	88,982	100,756	112,653	101,546

Due to customers	371,892	342,409	332,301	339,263	362,639

Debt issued	104,656	140,617	130,271	131,352	197,254

Other liabilities	59,902	62,784	62,674	70,953	101,560

Equity attributable to UBS shareholders	45,895	48,530	43,728	37,704	28,244

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no preferred share dividends in any of the periods indicated.

	For the year ended
	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
	0.80	1.42	1.52	0.83	0.54

Financial information

Additional disclosure required under SEC regulations

C – Information on the company

Property, plant and equipment

At 31 December 2012, UBS operated about 874 business and banking locations worldwide, of which about 42% were in Switzerland, 42% in the Americas, 11% in the rest of Europe, Middle East and Africa and 5% in Asia-Pacific. Of the business and banking locations in Switzerland, 35% were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

D – Information required by industry guide 3

Selected statistical information

The following tables set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2012, 31 December 2011 and 31 December 2010 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Financial information

Additional disclosure required under SEC regulations

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for the years ended.

	31.12.12			31.12.11			31.12.10
CHF million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)

Assets

Due from banks

Domestic	3,566	33	0.9	3,465	22	0.6	3,037	13	0.4

Foreign	24,729	282	1.1	17,623	142	0.8	14,280	60	0.4

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	4,884	4	0.1	8,025	15	0.2	11,277	8	0.1

Foreign	263,958	1,155	0.4	281,544	1,485	0.5	296,252	1,221	0.4

Trading portfolio assets

Domestic	6,019	235	3.9	12,821	299	2.3	14,150	231	1.6

Foreign taxable	156,839	4,247	2.7	189,861	5,163	2.7	212,430	5,769	2.7

Foreign non-taxable				1,313	4	0.3	2,033	15	0.7

Foreign total	156,839	4,247	2.7	191,174	5,167	2.7	214,463	5,784	2.7

Cash collateral receivables on derivative instruments

Domestic	9			21	0

Foreign	36,892	143	0.4	37,696	324	0.9	49,095	306	0.6

Financial assets designated at fair value

Domestic	454			493	0		568	0

Foreign	8,790	369	4.2	8,262	248	3.0	9,128	262	2.9

Loans

Domestic	185,969	4,280	2.3	182,125	4,604	2.5	179,164	4,921	2.7

Foreign	88,246	2,150	2.4	82,755	2,203	2.7	90,032	2,363	2.6

Financial investments available-for-sale

Domestic	1,572	8	0.5	3,465	4	0.1	1,712	18	1.1

Foreign taxable	61,412	373	0.6	60,026	611	1.0	74,821	539	0.7

Foreign non-taxable

Foreign total	61,412	373	0.6	60,026	611	1.0	74,821	539	0.7

Other interest-earning assets

Domestic							0	0

Foreign	7,143	439	6.1	12,001	501	4.2	15,227	484	3.2

Total interest-earning assets	850,482	13,718	1.6	901,496	15,624	1.7	973,206	16,210	1.7

Net interest income on swaps		1,804			1,923			2,234

Interest income on off-balance sheet securities and other		446			422			428

Interest income and average interest-earning assets	850,482	15,968	1.9	901,496	17,969	2.0	973,206	18,872	1.9

Non-interest-earning assets

Positive replacement values	459,582			410,839			471,046

Fixed assets	5,859			5,420			5,884

Other	130,901			86,469			79,585

Total average assets	1,446,824			1,404,224			1,529,721

Financial information

Average balances and interest rates (continued)

	31.12.12			31.12.11			31.12.10
CHF million, except where indicated	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)

Liabilities and equity

Due to banks

Domestic	25,843	61	0.2	25,672	259	1.0	29,400	253	0.9

Foreign	7,709	65	0.8	10,250	93	0.9	10,318	99	1.0

Cash collateral on securities lent and repurchase agreements

Domestic	6,289	7	0.1	8,836	12	0.1	12,089	8	0.1

Foreign	147,669	766	0.5	168,429	969	0.6	176,098	893	0.5

Trading portfolio liabilities

Domestic	886	18	2.0	1,095	26	2.3	1,068	37	3.5

Foreign	46,926	2,373	5.1	52,373	2,826	5.4	59,672	3,757	6.3

Cash collateral payables on derivative instruments

Domestic	1,131			357			361	0

Foreign	67,955	134	0.2	58,731	281	0.5	69,223	242	0.3

Financial liabilities designated at fair value

Domestic	1,335	11	0.8	1,548	10	0.7	878	3	0.3

Foreign	90,742	1,751	1.9	91,920	1,982	2.2	108,405	2,389	2.2

Due to customers

Domestic demand deposits	111,975	95	0.1	95,679	132	0.1	85,838	106	0.1

Domestic savings deposits	90,312	356	0.4	82,004	422	0.5	75,802	409	0.5

Domestic time deposits	4,821	30	0.6	6,672	41	0.6	7,977	49	0.6

Domestic total	207,108	481	0.2	184,355	595	0.3	169,617	564	0.3

Foreign[1]	151,721	574	0.4	145,772	696	0.5	168,099	756	0.4

Short-term debt

Domestic	1,776	9	0.5	1,303	4	0.3	1,140	9	0.8

Foreign	48,525	365	0.8	57,873	382	0.7	53,454	394	0.7

Long-term debt

Domestic	11,188	264	2.4	12,705	126	1.0	13,462	142	1.1

Foreign	61,952	2,564	4.1	57,830	2,394	4.1	68,267	2,661	3.9

Other interest-bearing liabilities

Domestic							0	0

Foreign	36,823	98	0.3	36,926	116	0.3	37,996	69	0.2

Total interest-bearing liabilities	915,578	9,541	1.0	915,975	10,772	1.2	979,547	12,276	1.3

Interest expense on off-balance sheet securities		433			371			381

Interest expense and average interest-bearing liabilities	915,578	9,974		915,975	11,143		979,547	12,657

Non-interest-bearing liabilities

Negative replacement values	443,790			402,535			459,987

Other	33,989			35,672			41,779

Total liabilities	1,393,357			1,354,182			1,481,313

Total equity	53,467			50,042			48,408

Total average liabilities and equity	1,446,824			1,404,224			1,529,721

Net interest income		5,994			6,826			6,215

Net yield on interest-earning assets			0.7			0.8			0.6

1  Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 76% for 2012 (77% for 2011 and 78% for 2010). The percentage of total average interest-bearing liabilities attributable to foreign activities was 72% for 2012 (74% for 2011 and 77% for 2010). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Financial information

Additional disclosure required under SEC regulations

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2012 compared with the year ended 31 December 2011, and for the year ended 31 December 2011 compared with the year ended 31 December 2010.

Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2012 compared with 2011			2011 compared with 2010
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest income from interest-earning assets

Due from banks

Domestic	1	10	11	2	7	9

Foreign	57	83	140	13	69	82

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	(6)	(5)	(11)	(3)	10	7

Foreign	(88)	(242)	(330)	(59)	323	264

Trading portfolio assets

Domestic	(156)	92	(64)	(21)	89	68

Foreign taxable	(892)	(24)	(916)	(609)	3	(606)

Foreign non-taxable	(4)		(4)	(5)	(6)	(11)

Foreign total	(896)	(24)	(920)	(614)	(3)	(617)

Cash collateral receivables on derivative instruments

Domestic			0	0	0	0

Foreign	(7)	(174)	(181)	(68)	86	18

Financial assets designated at fair value

Domestic			0	0	0	0

Foreign	16	105	121	(25)	11	(14)

Loans

Domestic	96	(420)	(324)	80	(397)	(317)

Foreign	148	(201)	(53)	(189)	29	(160)

Financial investments available-for-sale

Domestic	(2)	6	4	19	(33)	(14)

Foreign taxable	14	(252)	(238)	(104)	176	72

Foreign non-taxable			0	0	0	0

Foreign total	14	(252)	(238)	(104)	176	72

Other interest-bearing assets

Domestic			0	0	0	0

Foreign	(204)	142	(62)	(103)	120	17

Interest income

Domestic	(67)	(316)	(383)	77	(325)	(248)

Foreign	(960)	(563)	(1,523)	(1,149)	811	(338)

Total interest income from interest-earning assets	(1,027)	(879)	(1,906)	(1,072)	486	(586)

Net interest on swaps			(119)			(311)

Interest income on off-balance sheet securities and other			24			(6)

Total interest income			(2,001)			(903)

Financial information

Analysis of changes in interest income and expense (continued)

	2012 compared with 2011			2011 compared with 2010
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	2	(200)	(198)	(34)	40	6

Foreign	(23)	(5)	(28)	(1)	(5)	(6)

Cash collateral on securities lent and repurchase agreements

Domestic	(3)	(2)	(5)	(3)	7	4

Foreign	(125)	(78)	(203)	(38)	114	76

Trading portfolio liabilities

Domestic	(5)	(3)	(8)	1	(12)	(11)

Foreign	(294)	(159)	(453)	(460)	(471)	(931)

Cash collateral payables on derivative instruments

Domestic			0	0	0	0

Foreign	46	(193)	(147)	(31)	70	39

Financial liabilities designated at fair value

Domestic	(1)	2	1	2	5	7

Foreign	(26)	(205)	(231)	(363)	(44)	(407)

Due to customers

Domestic demand deposits	16	(53)	(37)	10	16	26

Domestic savings deposits	42	(108)	(66)	31	(18)	13

Domestic time deposits	(11)	0	(11)	(8)	0	(8)

Domestic total	47	(161)	(114)	33	(2)	31

Foreign	30	(152)	(122)	(89)	29	(60)

Short-term debt

Domestic	1	4	5	1	(6)	(5)

Foreign	(65)	48	(17)	31	(43)	(12)

Long-term debt

Domestic	(15)	153	138	(8)	(8)	(16)

Foreign	169	1	170	(407)	140	(267)

Other interest-bearing liabilities

Domestic			0	0	0	0

Foreign		(18)	(18)	(2)	49	47

Interest expense

Domestic	26	(208)	(182)	(8)	25	17

Foreign	(288)	(761)	(1,049)	(1,360)	(161)	(1,521)

Total interest bearing liabilities	(262)	(969)	(1,231)	(1,368)	(136)	(1,504)

Interest expense on off-balance sheet securities			62			(10)

Total interest expense			(1,169)			(1,514)

Financial information

Additional disclosure required under SEC regulations

Deposits

The following table analyzes average deposits and average rates on each deposit category listed below for the years ended 31 December 2012, 2011 and 2010. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 74,252 million, CHF 66,540 million and CHF 63,953 million at 31 December 2012, 31 December 2011 and 31 December 2010, respectively.

	31.12.12		31.12.11		31.12.10
CHF million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks

Domestic offices

Demand deposits	1,270	0.0	1,402	0.0	1,315	0.0

Time deposits	2,296	0.7	2,063	2.8	1,722	2.1

Total domestic offices	3,566	0.5	3,465	1.6	3,037	1.2

Foreign offices

Interest-bearing deposits[1]	24,729	0.8	17,623	1.0	14,280	1.0

Total due to banks[2]	28,295	0.8	21,088	1.1	17,317	1.0

Customer accounts

Domestic offices

Demand deposits	111,975	0.1	95,679	0.1	85,838	0.1

Savings deposits	90,312	0.4	82,004	0.5	75,802	0.5

Time deposits	4,821	0.6	6,672	0.6	7,977	0.6

Total domestic offices	207,108	0.2	184,355	0.3	169,617	0.3

Foreign offices

Demand deposits	37,049	0.0	34,414	0.1	35,588	0.2

Time and savings deposits[1]	114,672	0.5	111,358	0.6	132,511	0.5

Total foreign offices	151,721	0.4	145,772	0.5	168,099	0.4

Total due to customers	358,829	0.3	330,127	0.4	337,716	0.4

1 Mainly time deposits.  2 Due to banks is considered to represent short-term borrowings to the extent that these liabilities exceed Due from banks. The remainder of Due to banks is considered to represent deposits for the purpose of this disclosure.

At 31 December 2012, the maturity of time deposits was as follows:

CHF million	Domestic	Foreign
Within 3 months	4,410	67,236

3 to 6 months	616	5,418

6 to 12 months	258	5,088

1 to 5 years	243	350

Over 5 years	18	127

Total time deposits	5,544	78,219

Financial information

Short-term borrowings

The following table shows the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2012, 2011 and 2010.

	Short-term debt			Due to banks[1]			Repurchase agreements[2]
CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10	31.12.12	31.12.11	31.12.10
Period-end balance	32,493	71,377	56,039	1,773	6,966	24,332	72,440	152,121	150,024

Average balance	50,301	59,175	54,594	5,256	14,834	22,401	144,766	170,442	178,458

Maximum month-end balance	72,432	71,377	64,941	13,541	20,080	37,886	182,098	194,684	207,828

Average interest rate during the period (%)	0.7	0.7	0.7	0.4	1.0	0.9	0.3	0.4	0.4

Average interest rate at period-end (%)	0.7	0.7	0.7	0.2	1.0	1.0	0.2	0.3	0.4

1  Presented net of Due from banks to reflect short-term borrowings. The difference between the gross Due to banks amount and the amount disclosed here is presented as deposits from banks on the preceding page.   2  Repurchase agreements are presented on a gross basis, and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.

Contractual maturities of investments in debt instruments available-for-sale1, 2

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2012

Swiss national government and agencies	110	0.13	45	0.44			1	4.00

US Treasury and agencies	11,152	0.20	12,397	0.25	877	1.34

Foreign governments and official institutions	23,189	0.27	3,869	0.74	2	3.11	18	8.15

Corporate debt securities	2,030	0.69	4,154	0.93	113	4.76	3	8.83

Mortgage-backed securities					0	4.62	7,313	1.51

Total fair value[3]	36,482		20,464		993		7,335

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2011

Swiss national government and agencies	226	0.21	130	0.88			1	4.00

US Treasury and agencies	10,082	0.24	5,891	0.21	1,157	0.76

Foreign governments and official institutions	18,751	0.42	2,338	0.83	2	3.04	24	6.76

Corporate debt securities	3,267	0.73	1,592	1.47	6	10.87	7	10.54

Mortgage-backed securities					1	4.47	8,540	2.42

Total fair value[3]	32,326		9,951		1,166		8,573

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2010

Swiss national government and agencies	3,048	0.54	95	1.34			1	4.00

US Treasury and agencies	18,500	0.41	6,687	1.11	8,792	1.62

Foreign governments and official institutions	20,916	0.55	843	0.78	4,552	3.28	28	5.20

Corporate debt securities[4]	5,119	1.02	652	0.81	1	5.38	4	15.84

Mortgage-backed securities			3	4.83	1	13.09	4,089	3.04

Other debt instruments	51	14.52	3	14.52

Total fair value	47,633		8,284		13,345		4,122

1  Debt instruments without fixed maturities are not disclosed in this table.  2 Average yields are calculated on an amortized cost basis.  3 Includes investments in debt instruments as of 31 December 2012 issued by US government and government agencies of CHF 31,740 million (31 December 2011: CHF 25,677 million), the German government of CHF 6,669 million (31 December 2011: CHF 1,991 million), and the UK government of CHF 5,042 million (31 December 2011: CHF 3,477 million).  4 Absolute Return Bonds (ARBs) had been purchased below par and therefore generated a yield of 15.8% in 2010.

Financial information

Additional disclosure required under SEC regulations

Due from banks and loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 169.6 billion (56.2% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to Banks and Financial institutions amounted to CHF 66.2 billion (21.9% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding Banks and Financial institutions, the largest industry sector exposure as of 31 December 2012 is CHF 16.6 billion

(5.5% of the total) to Services. For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2012, 2011, 2010, 2009 and 2008. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank. Loans designated at fair value and loans held in the trading portfolio are excluded from the tables below.

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Domestic

Banks	541	566	1,130	609	1,056

Construction	1,360	1,292	1,356	1,381	1,554

Financial institutions	4,265	4,257	3,735	4,370	5,984

Hotels and restaurants	1,745	1,831	1,803	1,882	1,811

Manufacturing	2,976	3,252	3,192	3,374	3,739

Private households	123,167	120,671	119,796	119,432	119,285

Public authorities	2,708	2,992	4,908	3,785	4,042

Real estate and rentals	13,682	13,169	12,252	11,745	11,921

Retail and wholesale	4,345	4,433	4,101	4,288	4,781

Services	5,862	5,770	5,718	5,702	5,935

Other[1]	3,538	3,131	3,117	3,423	3,523

Total domestic	164,189	161,364	161,108	159,991	163,632
Foreign

Banks	20,711	22,669	16,028	16,227	16,659

Chemicals	254	392	351	2,358	2,765

Construction	1,731	750	952	741	566

Electricity, gas and water supply	1,205	746	525	653	1,064

Financial institutions	40,650	38,802	41,307	43,345	60,198

Manufacturing	1,828	1,955	2,010	2,547	4,126

Mining	1,279	1,979	2,463	2,217	2,859

Private households	46,458	41,045	31,361	33,166	33,216

Public authorities	4,319	5,459	9,858	10,781	8,075

Real estate and rentals	2,721	2,158	1,420	1,110	3,821

Retail and wholesale	2,063	2,044	1,711	1,438	1,873

Services	10,735	8,529	9,534	8,180	9,530

Transport, storage and communication	3,021	2,068	1,652	2,474	3,115

Other[2]	693	703	841	734	577

Total foreign	137,669	129,300	120,014	125,969	148,444

Total gross	301,858	290,664	281,121	285,960	312,076

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  2 Includes food and beverages, hotels and restaurants.

Financial information

Due from banks and loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2012, 2011, 2010, 2009 and 2008. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Mortgages

Domestic	142,143	138,204	136,687	136,029	134,700

Foreign	12,311	8,818	6,174	4,972	8,381

Total gross mortgages	154,454	147,022	142,861	141,001	143,081

Mortgages

Residential	132,033	125,775	122,499	121,031	121,811

Commercial	22,421	21,247	20,362	19,970	21,270

Total gross mortgages	154,454	147,022	142,861	141,001	143,081

Due from banks and loan maturities (gross)

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic

Banks	505	36	0	541

Mortgages	63,077	51,523	27,542	142,143

Other loans	17,110	3,232	1,163	21,505

Total domestic	80,692	54,791	28,706	164,189

Foreign

Banks	20,556	128	27	20,711

Mortgages	8,885	1,976	1,450	12,311

Other loans	78,507	16,201	9,940	104,648

Total foreign	107,947	18,305	11,417	137,669

Total gross	188,639	73,096	40,123	301,858

At 31 December 2012, the total amount of Due from banks and Loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total
Fixed-rate loans	63,715	31,780	95,495

Adjustable or floating-rate loans	9,381	8,343	17,724

Total	73,096	40,123	113,219

Financial information

Additional disclosure required under SEC regulations

Impaired and non-performing loans

A loan (included in Due from banks or Loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments or the liquidation of collateral; 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms. For IFRS reporting purposes, the definition of impaired loans is more comprehensive, covering both non-performing loans and other situations where objective evidence indicates that UBS may be unable to collect all amounts due. Refer to “Impairment and default – distressed claims” in the “Risk, treasury and capital management” section of this report for comprehensive information about UBS’s impaired loans, of which non-performing loans are a component. Also, see “Note 1 Summary of significant accounting policies” to the consolidated financial statements for more information on the various risk factors that are considered to be indicative of impairment.

The table below provides an analysis of the Group’s non-performing loans.

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08

Non-performing loans:

Domestic	1,121	1,199	1,164	1,462	1,431

Foreign	395	329	563	3,940	3,272

Total non-performing loans	1,516	1,529	1,727	5,402	4,703

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08

Gross interest income that would have been recorded on non-performing loans:

Domestic	8	10	11	13	16

Foreign	3	9	35	89	7

Interest income included in Net profit for non-performing loans:

Domestic	28	29	35	41	32

Foreign	6	6	19	30	6

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Refer to the “Credit risk” section of this report for more information. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2012, 2011, 2010, 2009 or 2008.

Financial information

Cross-border outstandings

Cross-border outstandings consist of balances with central banks and other financial institutions, loans, reverse repurchase agreements and cash collateral on securities borrowed with counterparties domiciled outside Switzerland. Guarantees and commitments are provided separately in the table below.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets at 31 December 2012, 2011 and 2010. As of 31 December 2012, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis by the risk control organization, based on an internal framework. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and a different method used for the allocation of exposures to countries. For more information on the country framework within risk control, refer to the “Credit risk” section of this report.

	31.12.12
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	45,371	93,401	35,125	173,897	13.8	43,904

United Kingdom	13,366	36,960	4,287	54,613	4.3	12,106

Japan	2,014	21,943	4,707	28,663	2.3	2,208

France	4,885	5,955	409	11,250	0.9	9,161

	31.12.11
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	114,952	107,132	10,000	232,084	16.4	46,285

United Kingdom	13,679	37,945	6,116	57,740	4.1	13,487

Japan	3,799	13,566	3,020	20,385	1.4	7,090

France	5,220	12,830	72	18,122	1.3	8,034

	31.12.10
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[2]
USA	58,151	88,297	11,879	158,326	12.0	40,606

United Kingdom	20,850	36,044	3,635	60,529	4.6	4,010

Japan	4,284	3,467	9,299	17,049	1.3	94

France	3,907	8,245	71	12,223	0.9	2,140

Canada	9,283	2,049	0	11,332	0.9	1,336

Germany	4,427	5,883	195	10,506	0.8	2,463

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

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Balance at beginning of year	938	1,287	2,820	3,070	1,164

Domestic

Write-offs

Construction	(1)	(8)	(8)	(15)	(6)

Financial institutions	0	(17)	(47)	(2)	(37)

Hotels and restaurants	(1)	0	(1)	(2)	(3)

Manufacturing	(20)	(31)	(28)	(21)	(24)

Private households	(45)	(59)	(66)	(61)	(112)

Public authorities	0	0	0	0	0

Real estate and rentals	(2)	(3)	(2)	(19)	(10)

Retail and wholesale	(21)	(37)	(117)	(41)	(4)

Services	(6)	(21)	(49)	(3)	(7)

Other[1]	(17)	(6)	(16)	(12)	(8)

Total gross domestic write-offs	(112)	(183)	(332)	(177)	(210)

Foreign

Write-offs

Banks	0	(8)	(2)	(8)	(134)

Chemicals	0	0	(846)	(111)	(1)

Construction	0	0	0	(10)	0

Financial institutions	(106)	(39)	(267)	(685)	(501)

Manufacturing	0	0	(22)	(138)	(6)

Mining	0	0	0	(5)	0

Private households	(15)	(72)	(21)	(40)	(4)

Public authorities	(54)	(175)	(1)	(20)	(2)

Real estate and rentals	0	(7)	(1)	(196)	(1)

Retail and wholesale	0	0	(1)	(122)	0

Services	(19)	(1)	(9)	(413)	0

Transport, storage and communication	(5)	0	(3)	(37)	(6)

Other[2]	(2)	0	0	(80)	(1)

Total gross foreign write-offs	(201)	(303)	(1,173)	(1,865)	(658)

Total usage of provisions	0	(14)	0	(5)	0

Total write-offs / usage of provisions	(313)	(501)	(1,505)	(2,046)	(868)

Recoveries

Domestic	43	50	38	44	43

Foreign	21	1	41	8	1

Total recoveries	63	51	79	52	44

Total net write-offs / usage of provisions	(250)	(450)	(1,427)	(1,994)	(824)

Increase / (decrease) in specific allowances and provisions recognized in the income statement	133	0	67	1,806	3,007

Increase / (decrease) in collective loan loss allowances recognized in the income statement	(15)	84	(2)	26	(11)

Unwind of discount	(3)	18	1	25	9

Foreign currency translation	(8)	(1)	(175)	(61)	(51)

Other adjustments recognized in the income statement	0	0	0	(51)[3]	(223)[3]

Balance at end of year[4]	794	938	1,287	2,820	3,070

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Includes food and beverages, hotels and restaurants. 3  In 2009, the other adjustment was due to the sale of UBS Pactual. In 2008, a loan was forgiven in exchange for the collateral. 4  Includes allowances for cash collateral on securities borrowed.

Financial information

Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2012, 2011, 2010, 2009 and 2008. For a description of procedures with respect to allowances and provisions for credit losses, refer to the “Risk management and control” section of this report.

CHF million	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Domestic

Banks	3	1	1	1	16

Construction	16	15	23	27	39

Financial services	21	19	28	126	18

Hotels and restaurants	9	6	5	6	8

Manufacturing	44	65	93	104	84

Private households	60	77	91	119	125

Public authorities	0	0	0	1	1

Real estate and rentals	10	14	19	21	50

Retail and wholesale	123	131	165	221	262

Services	24	24	45	99	79

Other[1]	16	28	27	43	47

Total domestic specific allowances	326	379	497	768	729

Foreign

Banks[2]	19	16	23	31	6

Chemicals	1	8	8	1,037	960

Construction	20	6	2	1	8

Electricity, gas and water supply	1	1	0	0	2

Financial services	37	96	190	414	530

Manufacturing	23	23	15	83	25

Mining	0	0	0	0	4

Private households	45	60	139	171	226

Public authorities	39	33	171	18	19

Real estate and rentals	4	10	15	36	208

Retail and wholesale	39	15	8	17	81

Services	35	28	12	100	205

Transport, storage and communication	27	39	29	7	1

Other[3]	0	0	0	0	12

Total foreign specific allowances	290	335	613	1,913	2,287

Collective loan loss allowances	114	131	47	49	23

Provisions for loan commitments and guarantees	64	93	130	90	31

Total allowances and provisions for credit losses[4]	794	938	1,287	2,820	3,070

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

In %	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Domestic

Banks	0.2	0.2	0.4	0.2	0.3

Construction	0.5	0.4	0.5	0.5	0.5

Financial services	1.4	1.5	1.3	1.5	1.9

Hotels and restaurants	0.6	0.6	0.6	0.7	0.6

Manufacturing	1.0	1.1	1.1	1.2	1.2

Private households	40.8	41.5	42.6	41.8	38.2

Public authorities	0.9	1.0	1.7	1.3	1.3

Real estate and rentals	4.5	4.5	4.4	4.1	3.8

Retail and wholesale	1.4	1.5	1.5	1.5	1.5

Services	1.9	2.0	2.0	2.0	1.9

Other[1]	1.2	1.1	1.1	1.2	1.1

Total domestic	54.4	55.5	57.3	55.9	52.4

Foreign

Banks	6.9	7.8	5.7	5.7	5.3

Chemicals	0.1	0.1	0.1	0.8	0.9

Construction	0.6	0.3	0.3	0.3	0.2

Electricity, gas and water supply	0.4	0.3	0.2	0.2	0.3

Financial services	13.5	13.3	14.7	15.2	19.3

Manufacturing	0.6	0.7	0.7	0.9	1.3

Mining	0.4	0.7	0.9	0.8	0.9

Private households	15.4	14.1	11.2	11.6	10.6

Public authorities	1.4	1.9	3.5	3.8	2.6

Real estate and rentals	0.9	0.7	0.5	0.4	1.2

Retail and wholesale	0.7	0.7	0.6	0.5	0.6

Services	3.6	2.9	3.4	2.9	3.1

Transport, storage and communication	1.0	0.7	0.6	0.9	1.0

Other[2]	0.2	0.2	0.3	0.3	0.2

Total foreign	45.6	44.5	42.7	44.1	47.6

Total gross	100.0	100.0	100.0	100.0	100.0

1   Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Includes food and beverages, hotels and restaurants.

Financial information

Loss history statistics

CHF million, except where indicated	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Due from banks and loans (gross)	301,858	290,664	281,121	285,960	312,076

Impaired loans (including due from banks)	1,606	2,155	4,193	6,865	9,145

Non-performing loans (including due from banks)	1,516	1,529	1,727	5,402	4,703

Allowances and provisions for credit losses1, [2]	794	938	1,287	2,820	3,070

of which: allowances for due from banks and loans[1]	728	842	1,111	2,680	2,927

Net write-offs[3]	250	450	1,427	1,994	824

of which: net write-offs for due from banks and loans	250	413	1,428	1,882	212

Credit loss (expense) / recovery[4]	(118)	(84)	(66)	(1,832)	(2,996)

of which: credit loss (expense) / recovery for due from banks and loans	(134)	(126)	(24)	(1,776)	(2,329)

Ratios

Impaired loans as a percentage of due from banks and loans (gross)	0.5	0.7	1.5	2.4	2.9

Non-performing loans as a percentage of due from banks and loans (gross)	0.5	0.5	0.6	1.9	1.5

Allowances as a percentage of due from banks and loans (gross)	0.2	0.3	0.4	0.9	0.9

Net write-offs as a percentage of average due from banks and loans (gross) outstanding during the period	0.1	0.1	0.5	0.6	0.1

1  Includes collective loan loss allowances.  2 Includes provisions for loan commitments and allowances for securities borrowing transactions.  3 Includes net write-offs for loan commitments and securities borrowing transactions.  4 Includes credit loss (expense) / recovery for loan commitments and securities borrowing transactions.

UBS shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization

	As of			% change from
	31.12.12	31.12.11	31.12.10	31.12.11
Share price (CHF)	14.27	11.18	15.35	28

Market capitalization (CHF million)[1]	54,729	42,843	58,803	28

1  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

è	Refer to the “Capital structure” and “Shareholders” participation rights” sections of this report for more information on our shares

Over the course of 2012, UBS shares increased 28% on the SIX and 33% in US dollar terms on the NYSE. The global banking sector as measured by the Dow Jones Banks Titans 30 Index increased 25% in Swiss franc terms and 28% in US dollar terms.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2 489 948

Cusip		CINS H89231 33 8

Annual Report 2012

Information sources

Reporting publications

Annual publications

Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our operating environment and strategy; our financial and operating performance; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications

Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports

The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations

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

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in executing its announced strategic plans and related organizational changes, in particular its plans to transform its Investment Bank, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (6) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including those that may arise from the ongoing investigations relating to the setting of LIBOR and other benchmark rates, from market events and losses incurred by clients and counterparties during the financial crisis of 2007 to 2009, and from Swiss retrocessions; (7) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including compensation practices; (9) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (13) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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