Form 20-F
period 2014-12-31
UBS AG; UBS Group AG
filed 2015-03-13
CIK 1114446, 1610520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15060

UBS Group AG

UBS AG

(Exact Name of Registrants as Specified in Their Respective Charters)

Switzerland

(Jurisdiction of Incorporation or Organization)

UBS Group AG	UBS AG
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland	Bahnhofstrasse 45, CH-8001 Zurich, Switzerland and
(Address of Principal Executive Office)	Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Address of Principal Executive Offices)

David Kelly

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

Please see page 5.

Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of

31 December 2014:

UBS Group AG	UBS AG
Ordinary shares, par value CHF 0.10 per share: 3,629,256,587 ordinary shares	Ordinary shares, par value CHF 0.10 per share: 3,842,445,658 ordinary shares
(including 87,871,737 treasury shares)	(including 2,115,255 treasury shares)

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

UBS Group AG	UBS AG
Yes ☐ No ☑	Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to

Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☑             No  ☐

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 205 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrants were required to submit and post such files).

Yes  ☑            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

UBS Group AG

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

UBS AG

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐            No  ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

UBS Group AG

Title of each class	Name of each exchange on which registered

Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

UBS AG

Title of each class	Name of each exchange on which registered

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

E-TRACS Linked to the UBS Bloomberg CMCI Food Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Agriculture Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Energy Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Gold Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Industrial Metals Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Livestock Total Return due April 5, 2038	NYSE Arca

E-TRACS Linked to the UBS Bloomberg CMCI Silver Total Return due April 5, 2038	NYSE Arca

E-TRACS Long Platinum Linked to the UBS Bloomberg CMCI Platinum Total Return due May 14, 2018	NYSE Arca

E-TRACS Linked to the S&P 500 Gold Hedged Index due January 30, 2040	NYSE Arca

E-TRACS Linked to the Bloomberg Commodity Index Total ReturnSM due October 31, 2039	NYSE Arca

E-TRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	NYSE Arca

1xMonthly Short E-TRACS Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040	NYSE Arca

2xMonthly Leveraged Long E-TRACS Linked to the Alerian MLP Infrastructure Index due July 9, 2040	NYSE Arca

E-TRACS Linked to the Alerian Natural Gas MLP Index due July 9, 2040	NYSE Arca

E-TRACS Linked to the Wells Fargo® MLP Index due October 29, 2040	NYSE Arca

E-TRACS Daily Long-Short VIX ETN due November 30, 2040	NYSE Arca

E-TRACS Linked to the Wells Fargo® Business Development Company Index due April 26, 2041	NYSE Arca

2×Leveraged Long E-TRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041	NYSE Arca

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN due March 19, 2042	NYSE Arca

ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN due May 22, 2042	NYSE Arca

ETRACS Monthly Pay 2xLeveraged S&P Dividend ETN due May 22, 2042	NYSE Arca

ETRACS Alerian MLP Index ETN due July 18, 2042	NYSE Arca

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042	NYSE Arca

ETRACS Diversified High Income ETN due September 18, 2043	NYSE Arca

ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN due November 12, 2043	NYSE Arca

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN due December 10, 2043	NYSE Arca

ETRACS Monthly Reset 2xLeveraged S&P 500® Total Return ETN due March 25, 2044	NYSE Arca

ETRACS Wells Fargo MLP Ex-Energy ETN due June 10, 2044	NYSE Arca

ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN due June 24, 2044	NYSE Arca

ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN due September 30, 2044	NYSE Arca

ETRACS S&P 500 VEQTOR Switch ETN due December 2, 2044	NYSE Arca

ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN due February 6, 2045	NYSE Arca

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary and a US intermediate holding company, the squeeze-out to complete the establishment of a holding company for the UBS Group, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Cross-reference table

Set forth below are the respective items of SEC Form 20-F, and the locations in this document where the corresponding information can be found.

•	Annual Report refers to the Annual Report 2014 of UBS Group AG and UBS AG annexed hereto, which forms an integral part hereof.

•	Supplement refers to certain supplemental information contained in this forepart of the Form 20-F, starting on page 11 following the cross-reference table.

•	Financial Statements refers to the consolidated financial statements of either UBS Group or UBS AG, or both, depending upon the context, contained in the Annual Report

In the cross-reference table below, page numbers refer to either the Annual Report or the Supplement, as noted.

Please see page 19 of the Annual Report for definitions of terms used in this Form 20-F relating to UBS.

Form 20-F item	Response or location in this filing

Item 1. Identity of Directors, Senior Management and Advisors.	Not applicable

Item 2. Offer Statistics and Expected Timetable.	Not applicable

Item 3. Key Information

A – Selected Financial Data

Annual Report, Selected Financial Data (766-770 and 788-792) and Statement of changes in equity (398-401 and 558-561)

The exchange rate for the Swiss franc as reported by the Federal Reserve System (H.10 Weekly) on 6 March 2015 was CHF 0.9846 per USD 1. See page 766 of the Annual Report for additional exchange rate information.

B – Capitalization and Indebtedness.	Not applicable

C – Reasons for the Offer and Use of Proceeds.	Not applicable

D – Risk Factors.	Annual Report, Risk Factors (63-78)

Item 4. Information on the Company.

A – History and Development of the Company	1-3: Annual Report, Corporate information (6) 4: Annual Report, The making of UBS (14-16) and Our strategy (39-42) 5-7: Not applicable

B – Business Overview.

1, 2, 5 and 7: Annual Report, pages 8-9 and 46-62, Note 2a to each set of Financial Statements (Segment reporting) (426-429 and 587-590), and Note 2b to each set of Financial Statements (Segment reporting by geographic location) (430 and 591)

3: Seasonal characteristics (44)

4: Not applicable

6: None

8: Regulation and supervision and Regulatory and legal developments (30-38)

Supplement (11)

C – Organizational Structure.	Annual Report, UBS and its businesses (8-9), Note 30 to each set of Financial Statements (Interests in subsidiaries and other entities) (527-536 and 691-699)

D – Property, Plant and Equipment.	Annual Report, Property, plant and equipment (771 and 793), Note 16 to each set of Financial Statements (Property and equipment) (452 and 613), Note 33(a) to each set of Financial Statements, Operating lease commitments (539 and 703), Information required by industry guide 3 (772-785 and 794-807) and Selected financial data (766-770 and 788-792).

Item 4A. Unresolved Staff Comments.	None.

Item 5. Operating and Financial Review and Prospects.

A – Operating Results.	Annual Report, UBS Group AG key figures (5), Measurement of performance (43-45), Group performance (88-112), operating results by business division (113-153), Currency management (244), Our global presence subjects us to risk from currency fluctuations (73), Current market climate and industry drivers (26-29) and Regulatory and legal developments (33-38)

B – Liquidity and Capital Resources.

Annual Report, Liquidity and funding management (235-243), Capital management (245-280), Note 25a to each set of Financial Statements (Restricted financial assets) (492 and 654), Currency management (244), Note 20 to each set of Financial Statements (Financial liabilities designated at fair value) (456-457 and 618-619) and Note 21 to each set of Financial Statements (Debt issued held at amortized cost) (457-458 and 619-620)

We believe that our working capital is sufficient for the company’s present requirements. Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function.

C—Research and Development, Patents and Licenses, etc.	Not applicable

D—Trend Information.	Annual Report, Current market climate and industry drivers (26-29)

E—Off-Balance Sheet Arrangements.	Annual Report, Off-balance sheet (109-111), Note 25 to each set of Financial Statements (Restricted and transferred financial assets) (492-495 and 656-659) and Note 33(a) to each set of Financial Statements (Operating lease commitments) (539 and 703)

F—Tabular Disclosure of Contractual Obligations.	Annual Report, Contractual obligations (110-111)

Item 6. Directors, Senior Management and Employees.

A – Directors and Senior Management.	1, 2 and 3: Annual Report, 292-298 and 303-308 4. 5: None

B – Compensation.

1: Annual Report, 338-381, Note 29 to each set of Financial Statements (Equity participation and other compensation plans) (517-526 and 681-690) and Note 34 to each set of Financial Statements (Related parties) (540-542 and 704-706)

2: Annual Report, Note 28 to each set of Financial Statements (Pension and other post-employment benefit plans) (502-516 and 666-680)

C – Board practices.

1: Annual Report, 292-312

2: Annual Report, 345-381, and Note 34 to each set of Financial Statements (Related parties) (540-542 and 704-706)

3: Annual Report, Audit committee (299-300) and Human Resources and Compensation Committee (300)

D—Employees.	Annual Report, Our employees (331-337)

E—Share Ownership.	Annual Report, 377-380, Note 29 to each set of Financial Statements (Equity participation and other compensation plan) (517-526 and 681-690) and “Equity holdings of key management personnel” in Note 34 to each set of Financial Statements (Related parties) (540-542 and 704-706)

Item 7. Major Shareholders and Related Party Transactions.

A—Major Shareholders.

Annual Report, Group structure and shareholders (284-285) Capital structure (286-289) and Voting rights, restrictions and representation (290)

The number of shares of UBS Group AG held by the respective shareholders listed on page 285 of the Annual Report as holding 3% or more of total share capital is as follows:

Shareholder	Number of shares held
Chase Nominees Ltd., London	336,292,171
GIC Private Limited, Singapore	245,517,417
DTC (Cede & Co.), New York	214,152,040
Nortrust Nominees Ltd., London	130,915,291

The number of shares of UBS AG held by UBS Group AG as of 31 December 2014 was 3,716,910,207 shares.

B—Related Party Transactions.

Annual Report, Loans (356), Loans granted to GEB members on 31 December 2014/2013 (381), Loans granted to BoD members on 31 December 2014/2013 (381), and Note 34 to each set of Financial Statements (Related parties) (540-542 and 704-706)

The loans disclosed in such sections (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

C—Interests of Experts and Counsel.	Not applicable

Item 8. Financial Information.

A—Consolidated Statements and Other Financial Information.

1, 2, 3, 4, 5, 6: Please see Item 18 of this Form 20-F.

7: Information on material legal and regulatory proceedings is in Note 22 to each set of Financial Statements (Provisions and contingent liabilities) (458-468 and 621-631).

For developments during the year, please see also Note 14 (Provisions and contingent liabilities), in the Financial Information section in our respective quarterly reports for the First, Second and Third Quarters 2014, filed on Forms 6-K dated May 6, 2014, July 29, 2014 and October 28, 2014, respectively; as well as Note 12 (Provisions and contingent liabilities), in the Financial Information section in our quarterly report for the Fourth Quarter 2014, filed on Form 6-K dated February 10, 2015. The Notes in each such Quarterly Report speak only as of their respective dates.

8: Annual Report, Distributions to shareholders (289)

B—Significant Changes.	Annual Report, Note 1 to each set of Financial Statements (Summary of significant accounting policies) (405-425 and 565-586), Note 2a to each set of Financial Statements (Segment reporting) (426-429 and 587-590) and Note 37 to each set of Financial Statements (Events after the reporting period) (545 and 709)

Item 9. The Offer and Listing.

A – Offer and Listing Details.	1,2,3,5,6,7: Not applicable 4: Annual Report, Stock exchange prices (280)

B—Plan of Distribution.	Not applicable

C—Markets.	Annual Report, Listing of UBS shares (279)

D—Selling Shareholders.	Not applicable

E—Dilution.	Not applicable

F—Expenses of the Issue.	Not applicable

Item 10. Additional Information.

A—Share Capital.	Not applicable

B—Memorandum and Articles of Association.	Annual Report, Elections and terms of office (299), Capital structure (286-289), Organizational principles and structure (299-301) and Shareholders’ participation rights (290-291) Supplement, 12

C—Material Contracts.	The Terms & Conditions of the series of loss-absorbing tier 2 notes issued on 22 May 2013, 13 February 2014 and 15 May 2014 are exhibits 4.1, 4.2 and 4.3 to this

Form 20-F, respectively. The Terms and Conditions of three series of additional Tier 1 notes issued 19 February 2015 are exhibits 4.4, 4.5 and 4.6 to this Form 20-F, and the Terms and Conditions of additional Tier 1 instruments to be issued pursuant to the Deferred Capital Contingent Plan 2014/15 is exhibit 4.7 to this Form 20-F. These notes are described under Tier 1 capital and Tier 2 capital on pages 252-253 of the Annual Report, under Deferred Contingent Capital Plan on page 370 of the Annual Report and in Note 37 to the UBS Group AG Financial Statements (Events after the reporting period) (545).

The Non-Prosecution Agreement that UBS entered into with the US Department of Justice on December 18, 2012, is exhibit 4.8 to the Form 20-F, and the agreement extending the term thereof is exhibit 4.9 to this Form 20-F. These agreements are described in paragraph 7 of Note 22b to each set of Financial Statements (Litigation, regulatory and similar matters) (465-467 and 627-629).

D—Exchange Controls.	There are no restrictions under the Articles of Association of UBS Group AG or Swiss law, as presently in force, that limit the right of non-resident or foreign owners to hold UBS’s securities freely. There are currently no Swiss foreign exchange controls or other Swiss laws restricting the import or export of capital by UBS or its subsidiaries. In addition, there are currently no restrictions under Swiss law affecting the remittance of dividends, interest or other payments to non-resident holders of UBS securities.

E—Taxation.	Supplement, 17-20

F—Dividends and Paying Agents.	Not applicable

G—Statement by Experts.	Not applicable

H—Documents on Display.	UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the United States) or at +1 202 942 8088 (outside the United States) for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors.

I—Subsidiary Information.	Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(a) Quantitative Information About Market Risk.	Annual Report, Market risk (206-222)

(b) Qualitative Information About Market Risk.	Annual Report, Market risk (206-222)

(c) Interim Periods.	Not applicable.

Item 12. Description of Securities Other than Equity Securities.

A – Debt Securities	Not applicable.

B – Warrants and Rights	Not applicable.

C – Other Securities	Not applicable.

D – American Depositary Shares	Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.	There has been no material default in respect of any indebtedness of UBS or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS AG or any of its significant subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	None

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures	Annual Report, US disclosure requirements (314), and Exhibit 12 to this Form 20-F.

(b) Management’s Annual Report on Internal Control over Financial Reporting	Annual Report, Management’s reports on internal control over financial reporting (389 and 549)

(c) Attestation Report of the Registered Public Accounting Form	Annual Report, Reports of independent registered public accounting firm on internal control over financial reporting (390-391 and 550-551)

(d) Changes in Internal Control over Financial Reporting	None

Item 15T. Controls and Procedures.	Not applicable

Item 16A. Audit Committee Financial Expert.	Annual Report, Audit Committee (299-300) and Corporate governance (282-283)

Item 16B. Code of Ethics.	There was no substantive amendment to the Code of Business Conduct and Ethics (the “Code”) in 2014. No waiver from any provision of the Code was granted to any employee in 2014. The Code is published on our website under http://www.ubs.com/1/e/investors/corporategovernance/business_conduct.html.

Item 16C. Principal Accountant Fees and Services.	Annual Report, Auditors (311) None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.	Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	Annual Report, Treasury share activities (278)

Item 16F. Changes in Registrant’s Certifying Accountant.	Not applicable

Item 16G. Corporate Governance.	Annual Report, Corporate governance (282-283)

Item 17. Financial Statements.	Not applicable

Item 18. Financial Statements.	Annual Report, Financial Statements and the Notes to the Financial Statements (384-547 and 549-723)

Item 19. Exhibits	Supplement, 20-21

Supplemental information

Item 4.	Information on the Company

B – Business Overview

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

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals blocked or otherwise restricted under U.S. or Swiss law. In 2014, the gross revenues for this UN related account were approximately USD 9,697 which were generated by fees charged to the account; the net profit was approximately USD 6,704 after deductions were taken for UBS internal costs for maintaining the account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established and consistent with its Group Sanctions Policy.

As previously reported, there were also certain outstanding trade finance arrangements that had been issued on behalf of Swiss client exporters in favor of their Iranian counterparties, which involve four Iranian designated banks (WMD). At the time these trade finance arrangements were initiated in or about 2000, none of the Iran banks involved were WMD-designated. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance “SERV”). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS’s remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. Contractually UBS remains creditor and thus accordingly it is not yet in the position to write off these receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2014.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank that is currently WMD designated. This account was established prior to the U.S. designation and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the U.S., UN and Switzerland, the account was blocked under Swiss law and has remained blocked since then. Client assets as of December 2014 were USD 3,189. We intend to terminate these legacy arrangements and relationships in accordance with the nature of these instruments and applicable law. As there have been no transactions involving this account in 2014 other than general account fees, there are no gross profits/net revenues to report for 2014.

In 1993, a non-Iranian individual opened a private banking relationship at a predecessor institution of UBS AG in Switzerland. In 2001, this individual was designated under Executive Order 13224. In 2001, the individual’s accounts at UBS AG were blocked by order of the Swiss authorities. The Swiss authorities lifted the blocking of the individual’s UBS accounts in October 2012, and the US authorities lifted the blocking in 2014. UBS AG froze the client’s remaining account in 2012 and has taken steps to exit this client relationship in a matter consistent with applicable law. In 2014, the gross revenues for this client relationship were approximately USD -2,775 and the net loss was approximately USD -3,904.

Item 10.	Additional Information.

B—Memorandum and Articles of Association.

Please see the Articles of Association of UBS Group AG and of UBS AG (Exhibits 1.1 and 1.2, respectively, to this Form 20-F) and the Organization Regulations of UBS Group AG and UBS AG (Exhibit 1.3 to this Form 20-F).

Set forth below is a summary of the material provisions of the Articles of Association of UBS Group AG, which we call the “Articles” throughout this document, Organization Regulations and the Swiss Code of Obligations relating to our shares. This description does not purport to be complete and is qualified in its entirety by references to Swiss law, including Swiss company law, and to the Articles and Organization Regulations.

The Articles of Association of UBS AG are substantially similar to the Articles of UBS Group AG, so the following description applies equally to UBS AG.

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

Registration and Business Purpose

UBS Group AG is registered as a corporation in the commercial register of Canton Zurich under the registration number CHE-395.345.924 and has its registered office in Zurich, Switzerland. The business purpose of UBS Group AG, as set forth in its Articles, is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

UBS AG is registered as a corporation in the commercial registers of Canton Zurich and Canton Basle-City under the registration number CHE-101.329.561 and has registered offices in Zurich and Basel, Switzerland. The business purpose of UBS AG, as set forth in its Articles of Association, is the operation of a bank, with a scope of operations extending to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.

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

Other

Ernst & Young Ltd, Aeschengraben 9, CH-4051 Basel, Switzerland, have been appointed as statutory auditors and as auditors of the consolidated accounts of both UBS Group AG and UBS AG. The auditors are subject to election by the shareholders at the ordinary general meeting on an annual basis.

E—Taxation.

This section outlines the material Swiss tax and U.S. federal income tax consequences of the ownership of UBS ordinary shares by a U.S. holder (as defined below) who holds UBS ordinary shares as capital assets. It is designed to explain the major interactions between Swiss and U.S. taxation for U.S. persons who hold UBS shares.

The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, life insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell UBS ordinary shares as part of a wash sale for tax purposes or holders whose functional currency for U.S. tax purposes is not the U.S. dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares through a tax-qualified retirement plan, nor generally to unvested UBS ordinary shares held under deferred compensation arrangements.

If a partnership holds UBS ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the UBS ordinary shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares.

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

(a) Ownership of UBS Ordinary Shares - Swiss Taxation

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

(b) Ownership of UBS Ordinary Shares - U.S. Federal Income Taxation

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

Item 19.	Exhibits.

Exhibit number	Description

1.1	Articles of Association of UBS Group AG dated 10 February 2015.

1.2	Articles of Association of UBS AG (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed May 19, 2014).

1.3	Organization Regulations of UBS Group AG and UBS AG dated 26 November 2014.

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS Group AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2023, issued 22 May 2013. (Incorporated by reference to Exhibit 4.2 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013)

4.2	Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 12 February 2026, issued 13 February 2014. (Incorporated by reference to Exhibit 4.3 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013)

4.3	Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014.

4.4	Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015.

4.5	Terms and Conditions of USD 1.25 billion 7.125% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015.

4.6	Terms and Conditions of EUR 1 billion 5.75% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015.

4.7	Terms and Conditions of additional Tier 1 capital instruments to be issued pursuant to the Deferred Contingent Capital Plan 2014/15.

4.8	Non-Prosecution Agreement dated 18 December 2012 between UBS AG and the U.S. Department of Justice, Criminal Division, Fraud Section. (Incorporated by reference to Exhibit 4.3 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012)

4.9	Agreement dated October 20, 2014, extending the term of the Non-Prosecution Agreement between UBS AG and the U.S. Department of Justice, Criminal Division, Fraud Section.

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS Group AG.

Please see Note 30 to each set of Financial Statements (Interests in subsidiaries and other entities), on pages 527-536 and 691-699 of the Annual Report.

10	Notice pursuant to Regulation BTR.*

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15.1	Consent of Ernst & Young Ltd. with respect to UBS Group AG

15.2	Consent of Ernst & Young Ltd. with respect to UBS AG

*	From the close of business on November 7, 2014 through November 28, 2014 (the “Blackout Period”) there was a blackout under the three 401(k) plans maintained by UBS AG. This was imposed for administrative purposes, to facilitate the tender of the UBS AG shares held by the plans in the exchange offer for shares of UBS Group AG. Starting October 14, 2014 and running throughout the Blackout Period, Board members and executive officers were bound by their public undertakings to tender their holdings of UBS AG shares in the exchange offer. As a result of that pre-existing undertaking, no separate blackout notice to those individuals was given. From the time the undertakings were made and through the end of the Blackout Period there were no transactions in UBS AG shares by any of the Board members or executive officers.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

UBS Group AG

/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

UBS AG

/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

March 13, 2015

INDEX TO EXHIBITS

Exhibit number	Description

1.1	Articles of Association of UBS Group AG dated 10 February 2015.

1.2	Articles of Association of UBS AG (Incorporated by reference to UBS AG’s Report of Foreign Private Issuer on Form 6-K filed May 19, 2014).

1.3	Organization Regulations of UBS Group AG and UBS AG dated 26 November 2014.

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS Group AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4.1	Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2023, issued 22 May 2013. (Incorporated by reference to Exhibit 4.2 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013)

4.2	Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 12 February 2026, issued 13 February 2014. (Incorporated by reference to Exhibit 4.3 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013)

4.3	Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014.

4.4	Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015.

4.5	Terms and Conditions of USD 1.25 billion 7.125% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015.

4.6	Terms and Conditions of EUR 1 billion 5.75% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015.

4.7	Terms and Conditions of additional Tier 1 capital instruments to be issued pursuant to the Deferred Contingent Capital Plan 2014/15.

4.8	Non-Prosecution Agreement dated 18 December 2012 between UBS AG and the U.S. Department of Justice, Criminal Division, Fraud Section. (Incorporated by reference to Exhibit 4.3 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012)

4.9	Agreement dated October 20, 2014, extending the term of the Non-Prosecution Agreement between UBS AG and the U.S. Department of Justice, Criminal Division, Fraud Section.

7	Statement regarding ratio of earnings to fixed charges.

8	Significant Subsidiaries of UBS Group AG.

Please see Note 30 to each set of Financial Statements (Interests in subsidiaries and other entities), on pages 527-536 and 691-699 of the Annual Report.

10	Notice pursuant to Regulation BTR.*

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a))

13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15.1	Consent of Ernst & Young Ltd. with respect to UBS Group AG

15.2	Consent of Ernst & Young Ltd. with respect to UBS AG

*	From the close of business on November 7, 2014 through November 28, 2014 (the “Blackout Period”) there was a blackout under the three 401(k) plans maintained by UBS AG. This was imposed for administrative purposes, to facilitate the tender of the UBS AG shares held by the plans in the exchange offer for shares of UBS Group AG. Starting October 14, 2014 and running throughout the Blackout Period, Board members and executive officers were bound by their public undertakings to tender their holdings of UBS AG shares in the exchange offer. As a result of that pre-existing undertaking, no separate blackout notice to those individuals was given. From the time the undertakings were made and through the end of the Blackout Period there were no transactions in UBS AG shares by any of the Board members or executive officers.

Annual Report 2014

UBS Group AG / UBS AG

Form 20-F 2014

  Contents

2	Letter to shareholders
5	UBS Group AG key figures
8	UBS and its businesses
10	Our Board of Directors
12	Our Group Executive Board
14	The making of UBS

1.	UBS Group – Changes to our legal structure

18	The new legal structure of UBS Group
20	Transaction overview
21	Comparison UBS Group AG (consolidated) vs. UBS AG (consolidated)
23	External reporting concept
24	Future structural changes

2.	Operating environment and strategy

26	Current market climate and industry drivers
30	Regulation and supervision
33	Regulatory and legal developments
39	Our strategy
43	Measurement of performance
46	Wealth Management
49	Wealth Management Americas
52	Retail & Corporate
54	Global Asset Management
58	Investment Bank
61	Corporate Center
63	Risk factors

3.	Financial and operating performance

80	Critical accounting policies
85	Significant accounting and financial reporting changes
88	Group performance
104	Balance sheet
109	Off-balance sheet
112	Cash flows
113	Wealth Management
119	Wealth Management Americas
125	Retail & Corporate
130	Global Asset Management
137	Investment Bank
143	Corporate Center

4.	Risk, treasury and capital management

158	Implementation of EDTF recommendations
166	Key developments
168	Risk management and control
235	Treasury management
245	Capital management

5.	Corporate governance, responsibility and compensation

282	Corporate governance
315	Corporate responsibility
331	Our employees
338	Compensation

6.	Financial information

389	UBS Group AG consolidated financial statements
549	UBS AG consolidated financial statements
725	UBS Group AG standalone financial statements
745	UBS AG standalone financial statements
765	UBS Group AG consolidated supplemental disclosures required under SEC regulations
787	UBS AG consolidated supplemental disclosures required under SEC regulations
809	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Appendix

861	Abbreviations frequently used in our financial reports
862	Information sources
863	Cautionary statement

Annual Report 2014

Letter to shareholders

Dear shareholders,

In 2014, we delivered net profit attributable to shareholders of CHF 3.5 billion, a 9% increase on the prior year. At the same time, we continued to reduce risk-weighted assets (RWA) and improve our leverage ratio, and we maintained the best fully applied Basel III common equity tier 1 (CET1) capital ratio in our peer group of large global banks, ending the year at 13.4%.

We owe thanks to our employees for their continued dedication and hard work in providing superior advice and services to our clients daily. This enabled us to deliver on our commitment of attractive returns to our shareholders. As previously announced, we are proposing an ordinary dividend of CHF 0.50 per share for the financial year 2014, an increase of 100% on the prior year and a payout ratio of 55%1 of reported net profit, which is in line with our commitment to attractive shareholder returns. In addition, reflecting progress in the establishment of the new Group holding company, including the successful completion of the share-for-share exchange offer, we fully accrued a supplementary capital return of CHF 0.25 per share in the fourth quarter of 2014. Subject to shareholder approval at the forthcoming Annual General Meeting (AGM), UBS Group AG intends to pay this one-time supplementary capital return upon successful completion of the squeeze-out procedure.

In 2014, we achieved the key strategic targets we set out in 2011 and 2012. Since the end of 2011, we have reduced RWA by over CHF 160 billion, particularly in the Corporate Center – Non-core and Legacy Portfolio, and added almost 700 basis points to our fully applied Basel III CET1 capital ratio, surpassing our long-stated target of 13%. Furthermore, our Investment Bank today is less complex and delivers more consistent underlying returns.

Now that we have completed our strategic transformation, we will concentrate all our efforts on executing our strategy to unlock our firm’s full potential. Our strategy centers on our leading wealth management businesses and our premier universal bank in Switzerland, enhanced by our strong asset manager and investment bank.

As we expected, markets and the macroeconomic environment during 2014 were influenced by heightened geopolitical tensions in eastern Europe and the Middle East. Economic conditions in leading developed economies differed greatly. This was reflected in increasingly divergent central bank policies, as respective central bank actions fueled ongoing appreciation of the US dollar while weakening the euro and yen. At the same time, a sharp fall in commodity prices in the latter half of the year contributed to muted inflation expectations and to an increase in volatility, adversely influencing client confidence and activity levels. Client risk appetite remained subdued. All our business divisions demonstrated resilience and their commitment to clients in this challenging environment, while delivering solid underlying performances.

In Wealth Management, adjusted2 profit before tax was up 4% on the prior year to CHF 2.5 billion, as the business attracted net new money, drove high-quality revenues and managed costs carefully. It was another record-breaking year for Wealth Management Americas, with operating income, loan balances, financial advisor productivity, invested assets and adjusted2 profit before tax reaching all-time highs. Despite elevated charges for litigation, regulatory and similar matters, the business delivered USD 1 billion in adjusted2 profit before tax for the second year in a row. In Retail & Corporate, 2014 was the best year for new Swiss retail client acquisition since 2008. The business also achieved all of its targets and grew adjusted2 profit before tax 4%. Global Asset Management delivered over CHF 0.5 billion in adjusted2 profit before tax and a substantial turnaround in net new money, attracting almost CHF 23 billion excluding money market flows, supported by greater engagement and collaboration with our wealth management businesses. Client focus and resource efficiency remained important drivers of our Investment Bank’s success. In particular, our strategic efforts to grow Corporate Client Solutions bore fruit, with revenues up 8% year on year. We achieved net cost reductions in Corporate Center, while reducing operational risks, strengthening controls and making progress with our resolution and recovery plans through the establishment of our Group holding company.

We are also pleased by the significant external recognition our businesses’ achievements received during 2014 and into 2015. UBS was confirmed as the largest wealth manager in the world in Scorpio Partnership’s influential Global Private Banking Benchmark 20143. In Euromoney’s Private Banking Survey 2015, we

1  Ordinary dividend per share as a percentage of diluted earnings per share.  2  Please refer to “Group performance” in the “Financial and operating performance” section of this report for more information on adjusted results.  3  The Scorpio Partnership Private Banking Benchmark 2014 – banks with assets under management of over USD 1 trillion.

Axel A. Weber	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

received five global awards and were acknowledged as the firm offering the best private banking services in Switzerland, western Europe and Asia. Reflecting our standing as a leading brokerage house and research provider, we took top position in several categories in the annual pan-European Thomson Reuters Extel Survey, including Leading Pan-European Equity House for the 11th consecutive year. Other accolades included being named Equity Derivatives House of the Year by International Financing Review and Most Innovative Bank for M&A by The Banker.

Looking ahead to our 2015 AGM on May 7, in addition to votes on existing members of the Board standing for re-election, shareholders will have the opportunity to approve Jes Staley’s nomination to the Board. We believe his professional expertise would strengthen the UBS Board of Directors further. This year’s AGM will be the first time our shareholders have the opportunity to make binding decisions regarding remuneration for the Board of

Directors and Group Executive Board, in addition to the existing advisory vote on our Compensation Report. In relation to compensation, we have a stringent performance award framework which has remained broadly consistent for the past three years. Our robust compensation model fosters accountability by rewarding actions that help our firm achieve its medium and long-term goals and deliver attractive and sustainable returns for our shareholders. Overall, the firm’s performance award pool for 2014 was CHF 3.1 billion, 5% lower than in 2013, weighing our strong performance against the effects of charges for provisions for litigation, regulatory and similar matters.

For many years, we have been helping our clients invest sustainably and responsibly. In 2014, we launched UBS and Society, an initiative combining all our activities and capabilities in sustainable investing and philanthropy, as well as our firm’s interaction with the wider community. We also published details of our environmental

Annual Report 2014

Letter to shareholders

and social risk policy framework in a single, comprehensive document. This guides us in identifying and dealing with environmental and social risks arising from client and supplier relationships. We aim to be a responsible corporate citizen and are therefore honored by the external recognition our efforts have received. We were named in the top three in our industry for 2014 in RobecoSAM’s Corporate Sustainability Assessment, and we were rated best in class in the 2014 Dow Jones Sustainability Indices, the FTSE4Good Index Series and the CDP Climate Performance Leadership Index. We also received the American Foreign Policy Association 2014

Corporate Social Responsibility award in acknowledgment of our firm’s support of projects focusing on education and entrepreneurship in communities around the world.

Finally, we would like to take this opportunity to thank both our shareholders and our clients for the continued trust they place in us. We are confident that by striving for excellence and putting our clients at the center of everything we do, we can grow our business profitably and continue delivering attractive returns to shareholders.

13 March 2015

Yours sincerely,

UBS

Axel A. Weber	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

UBS Group AG key figures1

	As of or for the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12

Group results

Operating income	28,027	27,732	25,423

Operating expenses	25,567	24,461	27,216

Operating profit/(loss) before tax	2,461	3,272	(1,794)

Net profit/(loss) attributable to UBS Group AG shareholders	3,466	3,172	(2,480)

Diluted earnings per share (CHF)[2]	0.91	0.83	(0.66)

Key performance indicators[3]

Profitability

Return on equity (RoE) (%)	7.0	6.7	(5.1)

Return on assets, gross (%)	2.8	2.5	1.9

Cost/income ratio (%)	91.0	88.0	106.6

Growth

Net profit growth (%)	9.3

Net new money growth for combined wealth management businesses (%)	2.5	3.4	3.2

Resources

Common equity tier 1 capital ratio (fully applied, %)[4]	13.4	12.8	9.8

Swiss SRB leverage ratio (phase-in, %)	5.4	4.7	3.6

Additional information

Profitability

Return on tangible equity (%)[5]	8.2	8.0	1.6

Return on risk-weighted assets, gross (%)[6]	12.4	11.4	12.0

Resources

Total assets	1,062,478	1,013,355	1,259,797

Equity attributable to UBS Group AG shareholders	50,608	48,002	45,949

Common equity tier 1 capital (fully applied)[4]	28,941	28,908	25,182

Common equity tier 1 capital (phase-in)[4]	42,863	42,179	40,032

Risk-weighted assets (fully applied)[4]	216,462	225,153	258,113

Risk-weighted assets (phase-in)[4]	220,877	228,557	261,800

Common equity tier 1 capital ratio (phase-in, %)[4]	19.4	18.5	15.3

Total capital ratio (fully applied, %)[4]	18.9	15.4	11.4

Total capital ratio (phase-in, %)[4]	25.5	22.2	18.9

Swiss SRB leverage ratio (fully applied, %)	4.1	3.4	2.4

Swiss SRB leverage ratio denominator (fully applied)[7]	997,822	1,015,306	1,206,214

Swiss SRB leverage ratio denominator (phase-in)[7]	1,004,869	1,022,924	1,216,561

Other

Invested assets (CHF billion)[8]	2,734	2,390	2,230

Personnel (full-time equivalents)	60,155	60,205	62,628

Market capitalization[9]	63,526	65,007	54,729

Total book value per share (CHF)[9]	13.94	12.74	12.26

Tangible book value per share (CHF)[9]	12.14	11.07	10.54

1  Represents information for UBS Group AG (consolidated). Comparative information is the same as previously reported for UBS AG (consolidated) as UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated). Refer to the “UBS Group – Changes to our legal structure” section and to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information.  2  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.  3  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.  4  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.  5  Net profit/(loss) attributable to UBS Group AG shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS Group AG shareholders less average goodwill and intangible assets. Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.  6  Based on phase-in Basel III risk-weighted assets.  7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.  8  Group invested assets includes invested assets for Retail & Corporate.  9  Refer to the “UBS shares” section of this report for more information.

The 2014 results and the balance sheet in this report differ from those presented in our fourth quarter 2014 report issued on 10 February 2015. The net impact of adjustments made subsequent to the publication of the unaudited fourth quarter 2014 financial report on net profit attributable to UBS Group AG shareholders was a loss of CHF 105 million, which decreased basic and diluted earnings per share by CHF 0.03.

è  Refer to “Note 37 Events after the reporting period” in the “Financial information” section of this report for more information

Annual Report 2014

Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and operates under the Swiss Code of Obligations as an Aktiengesellschaft, a stock corporation. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 11 11, and its corporate identification number is CHE-395.345.924. UBS Group AG was incorporated on 10 June 2014 and was established in 2014 as the holding company of the UBS Group. UBS Group AG shares are listed on the SIX Swiss Exchange and on the New York

Stock Exchange (ISIN: CH0244767585; CUSIP: H42097107).

UBS AG is incorporated and domiciled in Switzerland and operates under the Swiss Code of Obligations as an Aktiengesellschaft, a stock corporation. The addresses and telephone numbers of the two registered offices of UBS AG are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 11 11; and Aeschenvorstadt 1,

CH-4051 Basel, Switzerland, phone +41-61-288 50 50. The corporate identification number is CHE-101.329.561. UBS AG is a bank and the main operating company of the UBS Group. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS AG. UBS AG shares are currently listed on the SIX Swiss Exchange (ISIN: CH0024899483).

Contacts

Switchboards

For all general enquiries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS Group AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives enquiries on

compensation and related issues addressed to

members of the Board of Directors.

UBS Group AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS Group AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For global registered share-related enquiries in the US.

Computershare Trust Company NA

P.O. Box 30170

College Station

TX 77842-3170, USA

Shareholder online enquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1-866-305-9566

Calls from outside

the US +1-781-575-2623

TDD for hearing impaired

+1-800-231-5469

TDD Foreign Shareholders

+1-201-680-6610

Corporate calendar UBS Group AG		Imprint
Publication of the first quarter 2015 report:	Tuesday, 5 May 2015	Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com Language: English © UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
Annual General Meeting[1]:	Thursday, 7 May 2015
Publication of the second quarter 2015 report:	Tuesday, 28 July 2015
Publication of the third quarter 2015 report:	Tuesday, 3 November 2015

1  The Annual General Meeting of UBS AG shareholders will also take place on Thursday, 7 May 2015.

Annual Report 2014

UBS and its businesses

We are committed to providing private, institutional and corporate clients worldwide, as well as retail clients in Switzerland with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. Our strategy builds on the strengths of all of our businesses and focuses our efforts on areas in which we excel, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which we operate. Capital strength is the foundation of our success. The operational structure of the Group is comprised of the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. UBS is a global firm with global capabilities, and Wealth Management clients benefit from the full spectrum of UBS’s global resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as a wide range of specific offerings. Its guided architecture model gives clients access to a wide range of products from third-party providers that complement our own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. It provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US and Canadian business as well as international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. The retail and corporate business constitutes a central building block of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, it leverages the cross-selling potential of products and services provided by its asset-gathering and investment banking businesses. In addition, we manage a substantial part of UBS’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

Global Asset Management

Global Asset Management is a large-scale asset manager with well diversified businesses across regions and client segments. It serves third-party institutional and wholesale clients, as well as clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Complementing the investment offering, the fund services unit provides fund administration services for UBS and third-party funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. We offer advisory services and access to international capital markets, and provide comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets, through our business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

Corporate Center is comprised of Core Functions and Non-core and Legacy Portfolio. Core Functions include Group-wide control functions such as finance (including treasury services such as liquidity, funding, balance sheet and capital management), risk control (including compliance) and legal. In addition, Core Functions provide all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Non-core and Legacy Portfolio is comprised of the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new components, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM).

Annual Report 2014

Our Board of Directors

The Board of Directors (BoD) of UBS Group AG and UBS AG, each under the leadership of the Chairman, decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises ultimate supervision over senior management and appoints all Group Executive Board (GEB) members. The BoD also approves all financial statements for issue and proposes the Chairman, who in turn is elected by the shareholders at the general shareholders meeting. In addition, shareholders elect each member of the BoD individually, as well as the members of the Human Resources and Compensation Committee. The BoD in turn appoints one or more Vice Chairmen, a Senior Independent Director, the members of the BoD committees other than the HRCC, and their respective Chairpersons, and the Company Secretary. In 2014, our BoD met the standards of the Organization Regulations for the percentage of directors that are considered independent.

1  Axel A. Weber Chairman of the Board of Directors/Chairperson of the Corporate Culture and Responsibility Committee/Chairperson of the Governance and Nominating Committee  2  William G. Parrett Chairperson of the Audit Committee/member of the Corporate Culture and Responsibility Committee  3  Reto Francioni Member of the Corporate Culture and Responsibility Committee/member of the Human Resources and Compensation Committee  4  Isabelle Romy Member of the Audit Committee/member of the Governance and Nominating Committee  5  Ann F. Godbehere Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee  6  Beatrice Weder di Mauro Member of the Audit Committee/member of the Risk Committee  7  Joseph Yam Member of the Corporate Culture and Responsibility Committee/member of the Risk Committee  8  Axel P. Lehmann Member of the Risk Committee  9  Helmut Panke Member of the Human Resources and Compensation Committee/member of the Risk Committee  10  David Sidwell Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee  11  Michel Demaré Independent Vice Chairman/member of the Audit Committee/member of the Governance and Nominating Committee/member of the Human Resources and Compensation Committee

Annual Report 2014

Our Group Executive Board

UBS Group AG and UBS AG operate under a strict dual board structure, and therefore the BoD delegates the management of the business to the Group Executive Board (GEB). Under the leadership of the Group Chief Executive Officer, the Group Executive Board has executive management responsibility for the UBS Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

è	To read the full biographies of our Board members, visit www.ubs.com/geb or refer to “Group Executive Board” in the “Corporate governance” section of this report

1  Sergio P. Ermotti Group Chief Executive Officer  2  Lukas Gähwiler President Retail & Corporate and President Switzerland  3  Markus U. Diethelm Group General Counsel  4  Philip J. Lofts Group Chief Risk Officer  5  Tom Naratil Group Chief Financial Officer and Group Chief Operating Officer  6  Andrea Orcel President Investment Bank  7  Robert J. McCann President Wealth Management Americas and President Americas  8  Chi-Won Yoon President Asia Pacific  9  Jürg Zeltner President Wealth Management  10  Ulrich Körner President Global Asset Management and President Europe, Middle East and Africa

Annual Report 2014

The making of UBS

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

The 1998 merger of SBC and Union Bank of Switzerland into the firm we know today created a world-class wealth manager and the largest universal bank in Switzerland, complemented by a strong investment bank and a leading global institutional asset manager. In 2000, UBS grew further with the acquisition of PaineWebber, establishing the firm as a significant player in the US. UBS has established a strong footprint in the Asia Pacific region and emerging markets based on a presence in many of these countries going back decades.

In 2007, the effects of the global financial crisis started to be felt across the financial industry. This crisis had its origins in the securitized financial product business linked to the US residential real estate market. Between the third quarter of 2007 and the

1930
1940
1950
1960
1970
1980
1990
2000
2010
2020
1997
1936
Potter Partners
1987
1946
S.G. Warburg Group
1995
1989
Brinson
Partners
1994
1945
1977
O'Connor & Associates
1992
1997
1986
1945
UBS
1998
1928
Interhandel
1967
2015
UBS Switzerland AG
2014
UBS Group AG/
UBS AG
1979
1977
1942
Paine, Webber, Jackson & Curtis
1974 PaineWebber, Inc.
2000

Annual Report 2014

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

In 2012, the year of our 150th anniversary, we accelerated our strategic transformation of the firm to create a business model that is better adapted to the new regulatory and market circumstances and that we believe will result in more consistent and high-quality returns. In 2013, we further advanced the execution of our strategic transformation and by the end of 2014, we completed our strategic transformation process. We have further reduced risk-weighted assets, improved our leverage ratio and maintained the best fully applied Basel III CET1 capital ratio in our peer group of large global banks. We will continue to execute our strategy in order to achieve the firm’s long-term success and to deliver sustainable returns for our shareholders.

è	Refer to www.ubs.com/history for more information on UBS’s history of more than 150 years

UBS Group –

Changes to our

legal structure

UBS Group – Changes to our legal structure

The new legal structure of UBS Group

The new legal structure of UBS Group

During 2014, we established UBS Group AG as the holding company of UBS Group. This change is intended, along with other measures already announced, to substantially improve the resolvability of UBS Group in response to evolving too big to fail (TBTF) regulatory requirements.

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all the issued ordinary shares of

UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014.

UBS Group AG has filed a request with the Commercial Court of the Canton of Zurich for a procedure under article 33 of the

UBS Group – Changes to our legal structure

Swiss Stock Exchanges and Securities Trading Act (the “SESTA procedure”). If the SESTA procedure is successful, the shares of the remaining minority shareholders of UBS AG will be automatically exchanged for UBS Group AG shares, and UBS Group AG will become the 100% owner of UBS AG. The timing and success of the SESTA procedure are dependent on the court. We currently expect that the SESTA procedure will be completed in the second half of 2015.

UBS Group AG may continue to acquire additional UBS AG shares using any method permitted under applicable law, including purchases of UBS AG shares or share equivalents or exchanges of UBS AG shares with UBS Group AG shares on a one for one basis.

After the squeeze-out process is completed, we expect to pay a supplementary capital return of CHF 0.25 per share to shareholders of UBS Group AG.

UBS Group AG shares have been listed on the SIX Swiss Exchange (SIX) (Ticker symbol: UBSG) since 28 November 2014 and also began regular-way trading on the New York Stock Exchange (NYSE) (Ticker symbol: UBS) on the same date. UBS AG shares were delisted from the NYSE on 17 January 2015. UBS AG shares will also be delisted from SIX upon completion of the squeeze-out process.

The changes to our legal structure do not affect our strategy, our business and the way we serve our clients. They also have no material effect on the organization, processes, roles and responsibilities with respect to how UBS is managed and governed. UBS Group AG’s Board of Directors and Group Executive Board have the same members as UBS AG’s Board of Directors and Group Executive Board, respectively.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),”	UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”
“UBS AG (consolidated)”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG (standalone)”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG (standalone)”	UBS AG on a standalone basis

UBS Group – Changes to our legal structure

The new legal structure of UBS Group

Transaction overview

Key steps in the Group reorganization

–

On 10 June 2014, the new entity UBS Group AG was incorporated as a stock corporation (Aktiengesellschaft) under Swiss law and as a wholly owned subsidiary of UBS AG with a registered domicile in Zurich.

–

On 29 September 2014, UBS Group AG launched an offer to acquire all issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis (the exchange offer). During the initial offer period from 14 October to 20 November 2014, 90.40% of all issued UBS AG shares were tendered.

–	On 26 November 2014, the capital increase in connection with the first settlement of the exchange offer was approved by UBS AG, the sole shareholder of UBS Group AG at the time.
–

On 28 November 2014, the first settlement of the exchange offer was carried out and UBS Group AG became the holding company of UBS Group and the parent company of UBS AG. UBS Group AG shares started trading on the SIX and also began regular-way trading on the NYSE on the same date.

–	A subsequent offer period was provided from 26 November to 10 December 2014.
–

Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG held 96.68% of UBS AG shares by 31 December 2014.

–	Further private exchanges have reduced the amount of outstanding UBS AG shares by 17.1 million and as a result UBS Group held 97.29% of UBS AG shares by 6 March 2015.
è	Refer to the “UBS shares” section of this report for more information on our shares

Transfer of deferred compensation plans

As part of the Group’s reorganization, in the fourth quarter of 2014, UBS Group AG assumed obligations of UBS AG as grantor in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 90.5 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans.

Obligations relating to these deferred compensation plans’ awards, which are required to be, and have been, granted by a separate UBS subsidiary or local employing UBS AG branches, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring subsidiaries or UBS AG branches.

UBS Group – Changes to our legal structure

Comparison UBS Group AG (consolidated) vs. UBS AG (consolidated)

The consolidated assets and liabilities of the Group were not affected by the transaction. No cash offer was made for UBS AG shares and therefore no cash proceeds have resulted from the issue of the UBS Group AG shares in connection with the exchange offer.

The table on the next page shows the differences between UBS Group AG (consolidated) and UBS AG (consolidated) financial, capital and liquidity and funding information as of or for the period ended 31 December 2014. These differences are recorded in Corporate Center – Core Functions and relate to the following:

–

Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG are not subject to elimination in the UBS AG (consolidated) financial statements, but are eliminated in the UBS Group AG (consolidated) financial statements.

–

The accounting policies applied under International Financial Reporting Standards (IFRS) in both financial statements are identical. However, there are differences in equity and net profit, as a small portion of UBS AG shares is still held by shareholders with non-controlling interests (NCI) and due to different presentation requirements related to preferred notes issued by UBS AG.

–	Total equity of UBS Group AG consolidated includes NCI in UBS AG. Most of the difference of CHF 1,500 million in equity attributable to shareholders between the consolidated equity of

UBS Group AG and UBS AG relates to these NCI. Net profit attributable to non-exchanged UBS AG shares since 26 November 2014 is presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.

–

Preferred notes issued by UBS AG of CHF 2,013 million are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet these preferred notes are required to be presented as equity attributable to preferred noteholders. For 2014, the consolidated financial statements of UBS Group AG and UBS AG reflect the same net profit attributable to preferred noteholders as no additional profit has been attributed to preferred noteholders following the date upon which UBS Group AG became the holding company of the Group.

–

Most of the differences of CHF 1,864 million and CHF 451 million in common equity tier 1 and total capital, respectively, were due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG, following the transfer of the grantor function for the Group’s employee deferred compensation plans during the fourth quarter of 2014. Respective charges to consolidated UBS AG common equity tier 1 and total capital will be made over the service period of the corresponding compensation awards.

UBS Group – Changes to our legal structure

Regulatory and legal developments

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the year ended 31.12.14
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement

Operating income	28,027	28,026	1	0

Operating expenses	25,567	25,557	10	0

Operating profit/(loss) before tax	2,461	2,469	(8)	0

Net profit/(loss)	3,640	3,649	(9)	0

of which: net profit/(loss) attributable to shareholders	3,466	3,502	(36)	(1)

of which: net profit/(loss) attributable to preferred noteholders	142	142	0	0

of which: net profit/(loss) attributable to non-controlling interests	32	5	27	540

Balance sheet

Total assets	1,062,478	1,062,327	151	0

Total liabilities	1,008,110	1,008,162	(52)	0

Total equity	54,368	54,165	203	0

of which: equity attributable to shareholders	50,608	52,108	(1,500)	(3)

of which: equity attributable to preferred noteholders	0	2,013	(2,013)	(100)

of which: equity attributable to non-controlling interests	3,760	45	3,715

Capital information (fully applied)

Common equity tier 1 capital	28,941	30,805	(1,864)	(6)

Total capital	40,806	41,257	(451)	(1)

Risk-weighted assets	216,462	217,158	(696)	0

Swiss SRB leverage ratio denominator	997,822	999,124	(1,301)	0

Common equity tier 1 capital ratio (%)	13.4	14.2	(0.8)

Total capital ratio (%)	18.9	19.0	(0.1)

Swiss SRB leverage ratio (%)	4.1	4.1	0.0

Liquidity and funding

Liquidity coverage ratio (pro-forma, %)	123	123	0

Net stable funding ratio (pro-forma, %)	106	106	0

Share information

Shares issued (number of shares)	3,717,128,324	3,844,560,913	(127,432,589)	(3)

Shares outstanding (number of shares)	3,629,256,587	3,842,445,658	(213,189,071)	(6)

Diluted earnings per share (CHF)	0.91	0.91	0.00	0

Tangible book value per share (CHF)	12.14	11.80	0.34	3

UBS Group – Changes to our legal structure

External reporting concept

General requirements

Our external reporting requirements and the scope of our external reports are defined by general accounting law and principles, relevant stock and debt listing rules, specific legal and regulatory requirements, as well as by our own financial reporting policies. As a global firm with shares listed both on the SIX and the NYSE, we have to prepare and publish consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) at least on a half-yearly basis. Additionally, statutory financial statements need to be prepared annually as the basis for the tax return, the appropriation of retained earnings and a potential distribution of dividends or capital contribution reserves, subject to approval at the Annual General Meeting (AGM). Management’s discussion and analysis (MD&A) complements our annual financial statements by providing information on (i) our strategy and the operating environment in which we operate, (ii) the financial and operating performance of our business divisions and Corporate Center, (iii) our risk, treasury and capital management and (iv) our corporate governance, corporate responsibility framework and compensation frameworks.

Our Annual Reports and Form 20-F

To give shareholders as well as other stakeholders access to information on UBS Group AG and on UBS AG, both in a combined manner and separately, we publish three distinct documents on www.ubs.com/investors:

–	A combined Annual Report providing all relevant and required disclosures for both UBS Group AG and UBS AG, which is also the basis for our combined Form 20-F filing;
–	An Annual Report for UBS Group AG only and
–	An Annual Report for UBS AG only, consisting of financial information related to UBS AG only, complemented by MD&A on a UBS Group level.

Content of our external reporting documents

All electronic versions of our reports are available on *www.ubs.com/investors*

Report	*Language*	*Publication*	1. Changes to our Group legal structure	2. Operating environment and strategy	3. Financial and operating performance	4. Risk, treasury and capital management	5. Corporate governance, responsibility and compensation	6. UBS Group AG consolidated financial statements	6. UBS Group AG standalone financial statements	6. UBS Group AG consolidated SEC disclosures	6. UBS Group AG consolidated Basel III Pillar 3 disclosures	6. UBS AG consolidated financial statements	6. UBS AG standalone financial statements	6. UBS AG consolidated SEC disclosures
	Audited/unaudited		Unaudited[1]					Audited		Unaudited	Unaudited	Audited		Unaudited
	Prepared in accordance with						GRI/Ordinance[2]	IFRS	Swiss Code of Obligations	IFRS	Basel III	IFRS	Swiss federal banking law	IFRS
 UBS Group AG and UBS AG Annual Report 2014	English	Electronic	●	●	●	●	●	●	●	●	●	●	●	●
 UBS Group AG Annual Report 2014	English	Electronic and printed	●	●	●	●	●	●	●	●	●		●[3]	
	German	Electronic and printed	●	●	●	●	●	●	●				●[3]	
 UBS AG Annual Report 2014	English	Electronic[4]	●	●	●	●	●[5]					●	●	●

These sections are based on the consolidated UBS Group. Selective differences to UBS AG (consolidated) are described in each section.

1 Certain disclosures in the "Risk, treasury and capital management" section are required by IFRS and subject to audit, and are an integral part of the Financial Statements. In section 5, only the compensation report is audited. Content of the sections "Corporate responsibility" and "Our employees" is reviewed by Ernst & Young (EY) to ensure information has been prepared according to the Global Reporting Initiative (GRI). 2 Content of the sections "Corporate Responsibility" and "Our employees" was prepared in accordance with Global Reporting Initiative (GRI) Sustainability Reporting Guidelines. The "Compensation" section was prepared in accordance with the Swiss Ordinance against Excessive Compensation in Stock Exchange Listed Companies ("Ordinance"). 3 The printed version of this report only contains summarized financial statements for UBS AG (standalone). 4 In accordance with Swiss law, the Annual Report will be available in print for shareholders at UBS AG's registered addresses and, on request, by mail. 5 Following an exemption from certain reporting and other requirements under the listing regulations of SIX Swiss Exchange, information relating to the corporate governance of UBS AG is not required to be published in the Annual Report 2014, but information about UBS AG continues to be presented in response to US Securities and Exchange Commission (SEC) requirements, and the compensation report of UBS AG is an abridged version of the compensation report of UBS Group AG.

UBS Group – Changes to our legal structure

Regulatory and legal developments

Future structural changes

UBS continues to implement additional measures to substantially improve the Group’s resolvability in response to too big to fail (TBTF) requirements in Switzerland and other countries in which the Group operates. In Switzerland, we are progressing toward the transfer of our Retail & Corporate business division and the Swiss-booked business of our Wealth Management business division into UBS Switzerland AG by mid-2015. Pursuant to the Swiss Merger Act, we will transfer all relevant assets, liabilities and contracts of clients of the Retail & Corporate business and the Swiss-booked clients of the Wealth Management business. Under the Swiss Merger Act, UBS AG will retain joint liability for obligations existing on the date of the transfer that are transferred to UBS Switzerland AG. UBS Switzerland AG will contractually assume joint liability for contractual obligations of UBS AG existing on the date of transfer. Neither UBS AG nor UBS Switzerland AG will have joint liability for new obligations incurred by the other after the effective date of the asset transfer.

To comply with new rules for foreign banks in the US under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), by 1 July 2016 we will designate an intermediate holding company that will own all of our US operations except US branches of UBS AG. In the UK, we have begun to implement a revised business and operating model for UBS Limited, which will enable UBS Limited to bear and retain a larger proportion of the risk and reward in its business activities.

Our strategy, our business and the way we serve our clients are not affected by these changes. These plans do not require UBS to raise additional common equity capital and are not expected to materially affect the firm’s capital-generating capability.

We are confident that the establishment of UBS Group AG as the holding company of the Group along with our other announced measures will substantially enhance the resolvability of the Group. We expect that the Group will qualify for a rebate on the progressive buffer capital requirements, which should result in lower overall capital requirements. The Swiss Financial Market Supervisory Authority (FINMA) has confirmed that our proposed measures are in principle suitable to warrant a rebate, although the amount and timing will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

We may consider further changes to the Group’s legal structure in response to regulatory requirements, including to further improve the resolvability of the Group, to respond to capital requirements, to seek any reduction in capital requirements to which the Group may be entitled, and to meet any other regulatory requirements regarding our legal structure. Such changes may include the transfer of operating subsidiaries of UBS AG to become direct subsidiaries of UBS Group AG, the transfer of shared service and support functions to service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

è	Refer to the “Capital management” section of this report for more information on our capital requirements

Operating

environment

and strategy

Signposts

Throughout the Annual Report, signposts that are displayed at the beginning of a section, table or chart – Audited | EDTF | Pillar 3 | – indicate that those items have been audited, have addressed the recommendations of the Enhanced Disclosure Task Force, or are Basel Pillar 3 disclosure requirements, respectively. A “triangle” symbol – ▲▲▲ – indicates the end of the signpost.

Operating environment and strategy

Current market climate and industry drivers

Current market climate and industry drivers

The overall global economic climate improved modestly in 2014, but the business environment remained demanding for the financial services industry. Profitability was curbed by lackluster market conditions with low interest rates and muted client activity, amid an increasingly complex operating environment also driven by the expansion of regulatory requirements.

Global economic and market climate

Global economies recovered moderately over the course of 2014. However, the pace of the recovery remained slow in most parts of the world and was marked by distinct divergence. Whereas the US and the UK experienced stronger rates of growth with improving labor markets, economies in continental Europe remained anemic and Japan relapsed into a recession in mid-2014. Among key emerging markets, the still solid growth in China slowed due to the ongoing real estate market downturn, Russia slipped into a recession and Brazil’s economy stagnated.

In many advanced economies, growth remained constrained by high levels of public and private debt. Fiscal austerity policies, even if less intense than in prior years, continued to pose headwinds, as did concerns with regard to the stability of the banking sector, particularly in the eurozone. Geopolitical uncertainty, doubts about the pace of reforms in emerging economies, and falling oil and commodity prices further restrained economic activity in a number of economies.

Despite such mixed growth, global equity markets rallied to all-time highs, supported by strong liquidity, mostly due to quantitative easing and high levels of corporate profitability, notably in the US. Global fixed income markets were supported by expansive monetary policies, low or falling inflation, and subdued global economic activity. However, by the second half of 2014, market volatility was fuelled by concerns about a potential end to unconventional monetary policy measures in the US and its consequences domestically and, especially, internationally. Most notably, the stronger US economic recovery and market expectations for divergent monetary policies between the US and Europe or Japan resulted in a strong appreciation of the US dollar.

The momentum of economic activity in the US improved during 2014, with the recovery becoming more broad-based, supported by an improving labor market and recovering consumer and investor confidence. Wage inflation accelerated modestly and falling energy prices kept inflation low, helping to lift household purchasing power. Against this background, the Board of Governors of the Federal Reserve System (Federal Reserve) decided to gradually taper its asset purchase program, concluding its third round of quantitative easing in October 2014.

The Japanese economy suffered from a consumption tax increase in April 2014, which stifled domestic demand, softened capital expenditures and set off a two-quarter recession around mid-year. The Bank of Japan responded with a further round of monetary easing. Consequently, the yen remained weak on global foreign exchange markets during 2014, but inflation remained below the central bank’s 2% target.

The recovery in the eurozone remained asymmetrical and fragile, with growth insufficient to bring down unemployment. Falling energy and food prices, alongside considerable weakness in the eurozone, resulted in falling inflation and ultimately deflation by the end of the year. Economic activity remained weak in France and Italy throughout 2014, while Spain achieved a positive growth rate in 2014. Germany’s economy slowed down around mid-year, likely due to concerns about the impact of tighter sanctions against Russia as a result of an escalation of the conflict in Ukraine.

Faced with the prospect of inflation sliding significantly below target, the European Central Bank (ECB) introduced negative deposit rates and launched an asset-backed security (ABS) and covered-bond purchase program in June. Later, the ECB announced a program of asset purchases (quantitative easing). The ECB also carried out a comprehensive assessment of the largest banks in the eurozone, consisting of an asset quality review and stress tests. The results of this assessment, which also marked the formal starting point of the Single Supervisory Mechanism as an

Operating environment and strategy

important pillar of the European Banking Union, should help strengthen confidence in the European banking system.

Contrary to most European countries, Switzerland experienced another year of solid growth in 2014, supported by robust domestic demand and a strong housing market on the back of low interest rates. Nevertheless, inflation remained well below the Swiss National Bank’s target of 2% during 2014.

Emerging economies posted highly inconsistent economic activity, with some countries benefiting from improving growth in advanced economies, while others were negatively impacted by weakening consumer and investor confidence, as well as falling commodity prices. Russia slipped into a recession in late-2014, as a result of international sanctions stemming from the Ukraine conflict, and plunging oil prices. Weak commodity prices also slowed growth in Brazil. China’s economy still grew solidly in 2014, despite the onset of a recession in its real estate market, which was the key catalyst for the global decline in prices for basic materials and commodities. Financial markets in the emerging world experienced volatility in 2014, given slowing growth, a strong US dollar and concerns about the impact of a pending normalization of US monetary policy, as well as geopolitical uncertainties.

Economic and market outlook for 2015

Overall, we expect lower oil prices as well as favorable financial and monetary policy conditions to give momentum to a global economic recovery in 2015. Global growth should pick up slightly in 2015, underpinned by an acceleration in the US and modest recoveries in Japan and Europe. The eurozone should benefit from a weaker euro and lower oil prices, although the strength of the recovery may prove uneven across the region and sensitive to local political climate. The pace of UK economic growth should remain solid, while the Swiss economy is facing the challenge of a stronger currency and is expected to slow as a result. Among emerging economies, China’s growth is expected to slip just below 7%, if the real estate recession in the country persists. A modest upturn in global trade should benefit net exports in Asian emerging countries, while Russia’s economy is likely to continue experiencing the impacts of international sanctions and low oil prices.

è	Refer to the “Impact of Swiss National Bank actions” sidebar in the “Current market climate and industry drivers” section of this report for more information on the effect of Swiss National Bank actions effective January 2015

Industry drivers

The operating environment for the financial services industry remained demanding over the course of 2014, reflecting challenging market conditions, continued headwinds due to the expansion of the regulatory requirements, and a subdued macroeconomic and market environment, among other reasons. All of these put pressure on revenue growth.

Far-reaching regulatory reform proposals close to finalization

During 2014, regulators and legislators continued to require financial services firms to become simpler, more transparent and more resilient. Against this backdrop, far-reaching regulatory initiatives, such as MiFID II/MiFIR and the Bank Recovery and Resolution Directive in the European Union (EU), and cross-border requirements for securities-based swap dealers in the US, were progressed substantially or finalized. Additionally, further steps were taken toward finalizing the Basel III capital and liquidity framework, with the Basel Committee on Banking Supervision (BCBS) issuing global standards related to the calculation of the leverage ratio denominator and the final framework for the Net Stable Funding Ratio to address banks’ long-term liquidity risks.

Regulators also addressed TBTF by taking actions intended to ensure that large, global financial services institutions can be resolved without causing a systemic disruption to the financial system or requiring capital support from the taxpayer. The Financial Stability Board (FSB) proposed to introduce global standards for “total loss absorbing capacity” (TLAC). With this requirement, the FSB aims to ensure that global systemically important banks have adequate loss-absorbing capacity to enable an orderly wind-down. The FSB proposed that a minimum Pillar 1 TLAC requirement be set within the range of 16% to 20% of risk-weighted assets (RWA) and at least twice the Basel III tier 1 leverage ratio requirement. To support cross-border resolution, the FSB, jointly with the industry, also developed a resolution stay protocol. This protocol imposes a stay on cross-default and early termination rights under standard derivatives contracts of the International Swaps and Derivatives Association (ISDA) between banks should one of them become subject to resolution action in its jurisdiction. The underlying purpose of this agreement is to give regulators sufficient time to facilitate an orderly resolution of a troubled bank. Eighteen major banks, including UBS, have adopted the protocol.

è	Refer to the “Regulatory and legal developments” section of this report for more information

Spotlight lingers on bank capitalization and balance sheets

In order to further increase trust in the banking sector, regulators focused on the quality of banks’ balance sheets and the calculation of embedded risks, as well as increasing capital requirements, such as the enhanced leverage ratio requirements for US top-tier bank holding companies.

The ECB conducted a comprehensive review of balance sheets and risk profiles of 130 European banks. The review consisted of three elements: (i) a quantitative and qualitative supervisory assessment of key risks, including liquidity, leverage and funding; (ii) a review of the banks’ asset quality, including the accuracy of asset and collateral valuations and adequacy of related provisions, aiming to enhance the transparency of banks’ exposures and (iii) a stress test to examine the resilience of banks’ balance sheets to

27

Operating environment and strategy

Current market climate and industry drivers

stress scenarios. In this review, banks were measured against a capital threshold of 8% based on Capital Requirements Directive IV definitions. The comprehensive assessment identified a capital shortfall of EUR 25 billion for 25 banks at the end of 2013. Twelve of those 25 banks covered their shortfall during 2014, and the remaining banks were given up to nine months to close the identified gap. The comprehensive assessment also showed that in a severe scenario, as defined by the ECB, the banks’ median CET1 capital ratio decreased by approximately four percentage points from 12.4% to 8.3%. UBS Luxembourg SA was reviewed by the ECB and passed the comprehensive assessment successfully.

Similar stress testing exercises were conducted in the UK and the US. The Bank of England concluded that the resilience of the banking system in the UK had improved significantly since the capital shortfall assessment in 2013. The Bank of England’s stress test results, and banks’ capital plans, indicated that the banking system has the capacity to maintain its core functions in a stress scenario, and that no system-wide macro-prudential actions were needed. The Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR) showed that US firms had substantially increased their capital since the first tests in 2009, with the aggregate tier 1 common equity ratio more than doubling from 5.5% to 11.6%.

Further to the above reviews, policymakers focused increasingly on transparency with regard to the risks that banks hold on their balance sheets. As a result, attention shifted to unweighted capital ratios and to the way banks calculate the risks on their balance sheets. In this context, the BCBS revised the standardized approach to calculating credit risk, such as by relying less on external credit ratings and the scope of national discretion or by strengthening the link between the standardized and the internal risk-based approach.

Increased focus on costs to compensate for subdued revenues

In 2014, raising income levels remained a challenging task for the financial services industry. Growth constraints imposed by the expansion of regulatory requirements were compounded by demanding market conditions and various uncertainties arising from, among other things, political tensions in Eastern Europe and the Middle East and policy divergence among major central banks. These factors reduced investors’ risk appetites, leading to subdued volumes and increased volatility. In addition, the continued low-interest rate environment and flat yield curves added pressure on net interest margins and revenues.

As a result of this unfavorable revenue environment, and also to offset rising regulatory costs, the industry further intensified its efforts to increase operational efficiency and realign cost structures to match subdued revenue levels.

Continued need to update digital capabilities

In 2014, the financial industry progressed in adapting to the rapidly changing digital reality. However, constant innovation is necessary in this area, in order to meet evolving client expectations with regard to personalization, convenience and transparency, and to master the challenge of new market participants and the latest trends in financial technology services and products, such as digital currencies, mobile payments and robo-advisory services. It is equally important to anticipate the rise of non-traditional financing options, such as crowd funding and peer-to-peer funding. The established financial industry has therefore intensified its efforts to enhance its digital capabilities to address these challenges, for example by introducing more sophisticated and customized online services, or by more closely embedding social media into its client-facing activities, in order to further strengthen individual customer relationships.

A further challenge for the financial services industry, also resulting from increased digitalization, is cyber-crime. The risks associated with cyber-crime not only commanded increased awareness and investment from the financial services industry, but also attracted close attention from regulators in 2014. A number of regulators in the US, notably the Federal Reserve, the Federal Deposit Insurance Corporation (FDIC), the Office of the Comptroller of the Currency (OCC) and the Securities and Exchange Commission (SEC), have been delving into the topic to identify cyber-security risks inherent in financial institutions and to assess the financial industry’s current practices and overall resilience. Furthermore, the US Congress has taken a keen interest in cyber-security and the financial industry may see additional legislation in this area as a result. The EU, for its part, has made the mitigation of cyber-risk a priority in its work program for 2015, which is also likely to be followed by new legislation.

Operating environment and strategy

EDTF | Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25% (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 28 February 2015, the Swiss franc exchange rate was 0.95 to the US dollar, 1.07 to the euro, 1.47 to the British pound and 0.80 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

A significant portion of the equity of UBS’s foreign operations is denominated in US dollars, euros, British pounds and other foreign currencies. The appreciation of the Swiss franc would have led to an estimated decline in total equity of approximately CHF 1.2 billion or 2% when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014. This includes a reduction in recognized deferred tax assets, mainly related to the US, of approximately CHF 0.4 billion (of which CHF 0.2 billion relates to temporary differences deferred tax assets), which would be recognized in Other comprehensive income.

Similarly, a significant portion of our Basel III risk-weighted assets (RWA) are denominated in US dollars, euros, British pounds and other foreign currencies. Group Asset and Liability Management (Group ALM) is mandated with the task of minimizing adverse effects from changes in currency rates on our fully applied CET1 capital and capital ratios. The Group Asset and Liability Management Committee (Group ALCO), a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. As the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, the significant appreciation of the Swiss franc against these currencies benefited our Basel III capital ratios. On a fully applied basis for Swiss systemically relevant banks (SRB), we would have experienced the following approximate declines in our capital and RWA balances when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014: CHF 0.5 billion or 2% in fully applied common equity tier 1 (CET1) capital, CHF 0.8 billion or 2% in fully applied total capital, CHF 5.8 billion or 3% in fully applied RWA and CHF 45.1 billion or 5% in the fully applied leverage ratio denominator.

Consequently, based solely on foreign exchange movements, we estimate that our fully applied Swiss SRB CET1 capital ratio would have increased by approximately 10 basis points and the fully applied leverage ratio would have improved by approximately 10 basis points. In aggregate, UBS did not experience negative revenues in its trading businesses in connection with the SNB announcement.

However, the portion of our operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on our earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, our equity and capital are affected by changes in interest rates. In particular, the calculation of our net defined benefit assets and liabilities is sensitive to the assumptions applied. Specifically, the changes in applicable discount rate and interest rate related assumptions for our Swiss pension plan during January and February would have reduced our equity and fully applied Swiss SRB CET1 capital by around CHF 0.7 billion. Also, the persistently low interest rate environment would continue to have an adverse effect on our replication portfolios, and our net interest income would further decrease.

Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods. ▲

Operating environment and strategy

Regulation and supervision

Regulation and supervision

The Swiss Financial Market Supervisory Authority (FINMA) is UBS’s home country regulator and consolidated supervisor. As a financial services provider with a global footprint, we are also regulated and supervised by the relevant authorities in each of the jurisdictions in which we conduct business. The following sections summarize the key regulatory requirements and supervision of our business in Switzerland as well as in the US and the UK, our next two largest areas of operation.

Regulation and supervision in Switzerland

The Swiss Federal Law on Banks and Savings Banks of 8 November 1934, as amended (Banking Act), and the related Swiss Federal Ordinance on Banks and Savings Banks of 17 May 1972, as amended (Banking Ordinance), impose certain requirements on UBS as a group under provisions on consolidated supervision of financial groups and conglomerates. These requirements include provisions on capital, liquidity, risk concentration and organizational requirements.

UBS AG, which is currently UBS Group AG’s only subsidiary, is a fully licensed Swiss bank and securities dealer under the Banking Act. We may engage in a full range of financial services activities in Switzerland and abroad, including retail banking, commercial banking, investment banking and asset management. The Banking Act, Banking Ordinance and the Financial Market Supervision Act of 22 June 2007, as amended, establish a framework for supervision by FINMA, empowering it to issue its own ordinances and circulars, which contribute to shaping the Swiss legal and regulatory framework for banks.

è	Refer to the “UBS Group – Changes to our legal structure” section for more information on the establishment of UBS Group AG

Swiss banks have to comply with the Basel III accord, as implemented by Switzerland. Furthermore, the Swiss Parliament amended the legal framework for banks to address the lessons learned from the financial crisis and, in particular, the too big to fail issue. The amended sections are applicable to the largest Swiss banks, including UBS, due to our size, complexity, organization and business activities, as well as our importance to the financial system. These provisions contain specific, more stringent, capital and liquidity requirements and provisions to ensure that systemically relevant functions can be maintained in case of insolvency. In addition, and in line with global requirements, we are required to produce and update recovery plans and resolution planning materials aimed at increasing the firm’s resilience in the case of a crisis, and to provide FINMA and other regulators with information on how the firm could be resolved in the event of an unsuccessful recovery. During 2014, UBS has made significant progress in improving its resolvability via changes to its legal structure.

è	Refer to the “Capital management” and “Liquidity management” sections of this report for more information on capital and liquidity requirements
è	Refer to the “UBS Group – Changes to our legal structure” section for more information on the establishment of UBS Group AG

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

As a securities broker and issuer of shares listed in Switzerland, we are governed by the Federal Act on Stock Exchanges and Securities Trading of 24 March 1995. FINMA is the competent supervisory authority with respect to securities broking.

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

FINMA is the resolution authority for Swiss banks and securities dealers. FINMA may open resolution or insolvency proceedings if it determines that a bank has reached the point of impending insolvency. Under Swiss law, all assets and liabilities of a bank fall into the FINMA resolution proceedings, irrespective of where they are located. Statutory FINMA resolution tools include transferring activities of the bank to a bridge entity or the conversion of debt into equity. Any such measure would need to comply with statutory safeguards, including the requirement to ensure creditors are not worse off than in liquidation and the equal treatment of creditors.

Operating environment and strategy

As UBS Group is considered a Swiss systemically relevant bank, we are subject to more rigorous supervision than most other banks. We are directly supervised by the FINMA group “Supervision of UBS,” which is supported by teams specifically monitoring investment banking activities, risk management and legal matters as well as solvency and capital aspects. FINMA’s supervisory tools include meetings with management at the group and divisional level, reporting requirements encompassing control and business areas, on-site reviews in Switzerland and abroad, and exchanges with internal audit and host supervisors in other jurisdictions. In recent years, FINMA has implemented the recommendations issued by the Financial Stability Board and the Basel Committee on Banking Supervision, and complemented the Supervisory College, established in 1998 with the UK Financial Services Authority (FSA) and the Federal Reserve Bank of New York (FRBNY) to promote supervisory cooperation and coordination, with a General Supervisory College – including more than a dozen of UBS’s host regulatory agencies – and a Crisis Management College, which is also attended by representatives from the Swiss National Bank (SNB) and the Bank of England.

The SNB contributes to the stability of the financial system through macro-prudential measures and monetary policy, while also providing liquidity to the banking system. It does not exercise any banking supervision authority and is not responsible for enforcing banking legislation, but works together with FINMA, in particular with respect to regulation of Swiss systemically relevant banks. The SNB may also carry out its own enquiries and request information directly from the banks. In addition, the SNB is tasked by Parliament with the designation of Swiss systemically relevant banks and their systemically relevant functions in Switzerland. Currently, UBS, Credit Suisse, Zürcher Kantonalbank and Raiffeisen are required to comply with specific Swiss rules for systemically relevant banks.

è	Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Regulation and supervision in the US

Our operations in the US are subject to a variety of regulatory regimes. UBS maintains branches and representative offices in several states, including Connecticut, Illinois, New York, California and Florida. These branches are licensed either by the Office of the Comptroller of the Currency (OCC) or the state banking authority of the state in which the branch is located. The representative offices are licensed as loan production offices by the OCC. Each US branch and representative office is subject to regulation and supervision, including on-site examination by its federal banking authority or its licensing state and by the Federal Reserve. We are subject to oversight regulation and supervision by the Federal Reserve under various laws because we maintain branches in the US. These include the International Banking Act of 1978, the Federal Reserve Act of 1913 and the Bank Holding Company Act of 1956 (BHCA), each as amended, and related regulations. On 10 April 2000, UBS was designated a financial holding company under the BHCA, as amended by the Gramm-Leach-Bliley Act of 1999. Financial holding companies may engage in a broader spectrum of activities than holding companies of US banks or foreign banking organizations that are not financial holding companies. These activities include expanded authority to underwrite and deal in securities and commodities and to make merchant banking investments in commercial and real estate entities.

We also maintain state and federally-chartered trust companies and a Federal Deposit Insurance Corporation (FDIC)-insured depository institution subsidiary, which are licensed and regulated by state regulators or the OCC. Only the deposits of UBS Bank USA, headquartered in the state of Utah, are insured by the FDIC. The regulation of our US branches and subsidiaries imposes activity and prudential restrictions on the business and operations of those branches and subsidiaries, including limits on extensions of credit to a single borrower and on transactions with affiliates.

To maintain our financial holding company status, (i) the Group, our federally-chartered trust company (Federal Trust Company) subsidiary and UBS Bank USA are required to meet certain capital ratios, (ii) our US branches, our Federal Trust Company, and UBS Bank USA are required to maintain certain examination ratings, and (iii) UBS Bank USA is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977.

The licensing authority of each state-licensed US branch may, in certain circumstances, take possession of the business and property of UBS located in the state of the UBS offices it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as we maintain one or more federal branches licensed by the OCC, the OCC also has the authority to take possession of all the US operations of UBS under broadly similar circumstances, as well as in the event that a judgment against a federally licensed branch remains unsatisfied. This federal power may pre-empt the state insolvency regimes that would otherwise be applicable to our state-licensed branches. As a result, if the OCC exercised its authority over the US branches of UBS pursuant to federal law in the event of a UBS insolvency, all US assets of UBS would generally be applied first to satisfy creditors of these US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.

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

In the US, UBS Financial Services Inc. and UBS Securities LLC, as well as our other US-registered broker-dealer subsidiaries, are subject to laws and regulations that cover all aspects of the securities

31

Operating environment and strategy

Regulation and supervision

and futures business, including sales and trading practices, use and safekeeping of clients’ funds and securities, capital requirements, record-keeping, financing of clients’ purchases of securities and other assets, and the conduct of directors, officers and employees. These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Each entity is also regulated by some or all of the following: the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission (CFTC) and other exchanges of which it may be a member, depending on the specific nature of the respective broker-dealer’s business. In addition, the US states and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

UBS Global Asset Management (Americas) Inc. and our other US-registered investment adviser entities, are subject to regulations that cover all aspects of the investment advisory business and are regulated primarily by the SEC. Some of these entities are also registered as commodity trading advisers (CTA) and/or commodity pool operators (CPO) and in connection with their activities as CTA and/or CPO are regulated by the CFTC. To the extent these entities manage plan assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974, their activities are subject to regulation by the US Department of Labor.

è	Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Regulation and supervision in the UK

Our operations in the UK are mainly regulated by two bodies: the Prudential Regulation Authority (PRA), newly established as an affiliated authority of the Bank of England, and the Financial Conduct Authority (FCA). The PRA’s main objective relating to the banking sector is to promote the safety and soundness of UK-regulated financial firms. The FCA is responsible for securing an appropriate degree of consumer protection, protecting the integrity of the UK financial system and promoting effective competition in the interest of consumers.

The PRA and FCA operate a risk-based approach to supervision and have a wide variety of supervisory tools available to them, including regular risk assessments, on-site inspections (which may relate to an industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons, who may be the firm’s auditors, information technology specialists, lawyers or other consultants as appropriate. The UK regulators also have a wide set of sanctions at their disposal, which may be imposed under the Financial Services and Markets Act (FSMA).

Some of our subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which they are a member. We are also subject to the requirements of the UK Panel on Takeovers and Mergers, where relevant.

Financial services regulation in the UK is conducted in accordance with EU directives which require, among other things, compliance with certain capital and liquidity adequacy standards, client protection requirements and conduct of business rules (such as the Markets in Financial Instruments Directive I). These directives apply throughout the EU and are reflected in the regulatory regimes of the various member states.

è	Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Operating environment and strategy

Regulatory and legal developments

In 2014, several important international regulatory and legal initiatives advanced or came into force. Key developments included the finalization of the Markets in Financial Instruments Directive (MiFID) II and the Bank Recovery and Resolution Directive, as well as the publication of proposals for Total Loss Absorbing Capacity (TLAC) by the Financial Stability Board (FSB).

Key developments in Switzerland

Swiss Federal Council publishes concept for new article on immigration

In February 2014, Swiss cantons and voters accepted an initiative against “mass immigration” and the Swiss Federal Council published its concept for implementing the new article of the Federal Constitution on immigration in June. Key elements of the concept are quantitative limits and quotas, defined by the Federal Council on an annual basis, becoming effective as of February 2017. The Federal Council drafted an implementation law in February 2015. The Federal Council will start its negotiations with the European Union (EU) on the amendment of the Swiss-EU bilateral agreement on the free movement of persons. The extent to which UBS could be impacted, such as in its recruitment of foreign nationals to work in Switzerland or due to effects on Swiss corporate clients and the Swiss economy, will depend on the final implementation of the initiative in Swiss law and the outcome of negotiations with the EU.

Swiss Federal Council issues drafts of Federal Financial Services Act and Financial Institutions Act

In June 2014, the Swiss Federal Council issued drafts of a Federal Financial Services Act (FFSA) and Financial Institutions Act (FinIA). The FFSA would govern the relationship between financial intermediaries and their clients for all financial products and includes provisions on matters such as (i) the provision of financial services subject to the obligation to publish a prospectus, (ii) the obligation to provide clients with a simple, comprehensible basic information sheet, (iii) the distribution of the corresponding code of conduct at points of sale (i.e., the obligations to provide information and conduct research) and (iv) legal enforcement. According to the Federal Council, the FFSA would support the creation of uniform competitive conditions for financial intermediaries and improve client protection. With the FinIA, the Federal Council proposes to provide for the supervision of all financial service providers that operate an asset management business under a single law. The published draft of the FinIA would (i) require licensing of managers of individual client assets and managers of Swiss occupational benefits schemes and (ii) require the introduction of a tax compliance rule that requires new assets to be inspected before acceptance. The latter requirement applies to all countries that have not signed an agreement for the automatic exchange of information with Switzerland. The Federal Council initiated a consultation that ran until 17 October 2014 for both items of legislation. The nature and extent of the impact on UBS will remain difficult to assess until the Federal Council presents its final draft to the Swiss Parliament, which is expected to take place in 2015.

Swiss Federal Council submits Financial Market Infrastructure Act

In September 2014, the Swiss Federal Council submitted to the Swiss parliament the Financial Market Infrastructure Act (FMIA). The FMIA would make substantial changes to the regulation of financial market infrastructure in Switzerland and would implement the G20 commitments on OTC derivatives in Switzerland, including (i) mandating clearing via a central counterparty, (ii) transaction reporting to a trade repository, (iii) risk mitigation measures and (iv) mandatory trading of derivatives on a stock exchange or another trading facility once this has also been introduced in partner states, such as the EU, the US and APAC jurisdictions. FMIA would also (i) introduce new licensing requirements for stock exchanges, multilateral trading facilities, central counterparties, central depositaries, trade repositories and payment systems, (ii) impose transparency requirements for multilateral and organized trading facilities and (iii) establish a basis for regulating high-frequency trading, should this be deemed necessary. FMIA is intended to make Swiss regulation of OTC derivatives equivalent to the European Market Infrastructure Regulation and to achieve compliance with international standards. An equivalence determination by the EU would allow Swiss companies to benefit from intra-group exemptions provided by EU regulation and otherwise provide a more level playing field with EU peers. Without such exemptions, costly clearing and margin requirements would apply.

FINMA publishes leverage ratio and revised disclosure circulars, and further guidance on RWA calculations

In November 2014, the Swiss Financial Market Supervisory Authority (FINMA) published a new circular on the leverage ratio and a revised circular on disclosure. The new FINMA Circular “Leverage ratio – banks” covers the calculation rules for the leverage ratio in Switzerland. For Swiss systemically relevant banks (SRB), the new circular revises the way the leverage ratio denominator (LRD) is calculated in order to be aligned with the rules issued by the Bank for International Settlements (BIS) in January 2014. This change became effective on 1 January 2015. We are using a

Operating environment and strategy

Regulatory and legal developments

one-year transition period, under which the existing Swiss SRB definition may still be used, but we are required to disclose both leverage ratios (based on existing Swiss SRB rules as well as on the BIS Basel III rules) starting with our first quarter 2015 reporting. The current minimum leverage ratio requirement as a percentage of the risk-based capital ratio requirement (excluding the counter-cyclical buffer requirement) remains unchanged for Swiss SRB.

The Basel III rules also require disclosure of the leverage ratio and liquidity coverage ratio (LCR) as of 2015. These disclosure requirements are included in the revised FINMA Circular “Disclosure – banks,” which came into force on 1 January 2015.

During 2012, FINMA began requiring banks using the internal ratings-based (IRB) approach to apply a bank-specific IRB multiplier when calculating risk-weighted assets (RWA) for owner-occupied Swiss residential mortgages. This multiplier is applied to new and renewed mortgages. The entire owner-occupied Swiss residential mortgage portfolio is subject to this multiplier, which is being phased in through 2019. FINMA has notified us that the RWA increase will be extended to Swiss income-producing residential and commercial real estate from the first quarter of 2015, with a phased implementation through 2019. FINMA also announced that the RWA levels of other asset classes are to be reviewed. We understand these reviews to be in anticipation of the Basel Committee on Banking Supervision (BCBS) expected prudential reforms (e.g., reduction in the variability of capital ratios or capital floors).

Swiss Federal Council mandates the Brunetti group to develop Swiss financial market strategy

In December 2014, senior experts representing the private sector, authorities and academia (the Brunetti group) appointed by the Swiss Federal Council and mandated to further develop the strategy of Switzerland’s Financial market, published its final report. The Brunetti group made recommendations with regard to (i) safeguarding systemic stability/TBTF, (ii) preserving market access, (iii) improving the tax environment and (iv) efficient organization of regulatory processes. The Brunetti group stated that the Swiss TBTF approach compares favorably with the approaches of other countries and therefore no reorientation of the prevailing regulatory model is necessary. Although an international comparative analysis has confirmed that the Swiss regulatory model is, in principle, suitable to address the TBTF problem, the Brunetti group argued that certain adjustments in the model are necessary to eliminate the implicit government guarantee in the long term. The Brunetti group’s work on the TBTF regime served as the basis for the Swiss Federal Council’s review report on the Swiss TBTF law that was presented to the Swiss parliament in February 2015. In its report, the Swiss Federal Council confirmed the findings of the Brunetti group and mandated the Federal Department of Finance to set up a working group with representatives of FINMA and SNB that is expected to submit proposals to the Swiss government by the end of 2015. The Brunetti group also emphasized the importance of Swiss financial services providers’ access to foreign markets with a view to maintaining the competitiveness of the

Swiss financial center. Following a recommendation made by the Brunetti group, the Swiss Federal Council submitted a draft law on 17 December 2014 for consultation, proposing to move towards a “paying agent” principle for Swiss withholding tax. The Brunetti group also analyzed the Swiss regulatory and supervisory processes and proposed various improvements, including that the institutionalized dialogue among governmental authorities, market participants and research be expanded.

Key developments in the European Union

EC proposes structural measures to improve resilience of EU credit institutions

In January 2014, the European Commission (EC) proposed a regulation on “Structural measures improving the resilience of EU credit institutions.” It includes two main measures: (i) a ban on proprietary trading and investments in hedge funds and (ii) an additional potential separation of certain trading activities, including market-making, “risky securitization” and complex derivatives, which will not be mandatory, but rather based on supervisory discretion. Overall, there is a material degree of supervisory discretion in the application of the proposed requirements, particularly in relation to the separation of trading and investment banking activities. Potential derogations from the separation requirements are available for jurisdictions with equivalent legislation. The European Parliament and Council of the EU are currently reviewing the EC proposal. While neither has yet finalized its position, changes to the proposals during the political negotiations are likely. In light of this, it is unclear at this stage whether, and to what extent, UBS branches and entities, in particular UBS AG London branch and UBS Limited, will be impacted.

EU remuneration rules under Capital Requirements Directive come into effect

Also at the beginning of 2014, EU-wide remuneration rules came into effect under Capital Requirements Directive IV (CRD IV). The rules include provisions on the amount and form of variable remuneration that may be paid to employees identified as material risk takers, as defined by the European Banking Authority (EBA). A key element of the rules is the introduction of a maximum ratio of 1:1 for variable to fixed remuneration (bonus cap). The cap may be increased to 2:1 with shareholders’ consent. These restrictions apply to material risk takers at all banks active in the EU, including UBS. As a non-EU headquartered firm, UBS is required to apply these restrictions to material risk takers employed by EU subsidiaries or branches, but not globally. Further regulatory attention to the topic of remuneration is expected. The EBA is due to review the Committee of European Banking Supervisors’ guidelines on remuneration in the first half of 2015.

Economic and Financial Affairs Council (ECOFIN) agreement on EU-FTT postponed to 2015

Despite the commitment made by the 11 participating EU member states, no agreement on the EU Financial Transaction Tax was

Operating environment and strategy

reached in 2014. There is still divergence among participating member states on the design of the EU-FTT, including the rate, scope, possible exemptions, territorial application and collection mechanism. A statement issued at the December 2014 ECOFIN meeting said that the 11 participating member states will continue to work on reaching agreement in the first half of 2015, with the aim of introducing an EU-FTT in January 2016. The tax would be based on equities and certain derivatives, but no agreement on the definition has yet been reached.

MiFID II and MiFIR enter into force

In July 2014, the EU Markets in Financial Instruments Directive II and Regulation package (MiFID II/MiFIR) entered into force. The majority of the requirements relating to investor protection, trading issues and third country market access will apply to firms only from January 2017, although there are transitional provisions in several areas. However, level 2 legislation on MiFID II/MiFIR has been under discussion since May 2014, when the European Securities and Markets Authority (ESMA) published a consultation paper on its proposed technical advice to the European Commission on delegated acts, as well as a first discussion paper on proposed draft Regulatory Technical Standards (RTS) and Implementing Technical Standards (ITS) under MiFID II/MiFIR. The papers covered categories of investor protection, transparency, data publication, market data reporting, microstructural issues (including algorithmic and high-frequency trading), requirements applying to trading venues, commodity derivatives, portfolio compression and post-trade issues. In mid-December 2014, ESMA issued its final report on the technical advice taking into account industry feedback received in the summer consultation, and asked for further views on the RTS through a related follow-up consultation paper. A further Level 2 consultation was issued in 2015. MiFID II/MiFIR will affect many areas of UBS’s business, including the Investment Bank, Wealth Management and Global Asset Management. An assessment of the potential impact and the development of implementation measures are ongoing.

UK PRA publishes Policy Statement and Supervisory Statement on its approach to supervising international banks

In September 2014, the Prudential Regulation Authority (PRA) published a Policy Statement and Supervisory Statement. In summary, the PRA’s approach, which applies to both existing and new branches, is centered on an assessment of (i) the equivalence of the home state’s supervision of the whole firm, (ii) the branch’s UK activities and (iii) the level of assurance the PRA gains from the home state supervisor (HSS) over resolution. Where the PRA is satisfied on these matters, it will also need to have a clear and agreed division of prudential supervisory responsibilities with the HSS. Where the PRA is not satisfied, it will consider the most appropriate course of action, which could include refusing authorization of a new branch or cancelling authorization of an existing branch (requiring the non-European Economic Area (EEA) firm to exit the UK market or to establish a UK subsidiary). For existing non-EEA branches, the PRA will focus its supervision on understanding whether the branch undertakes critical economic functions and on working with the HSS to gain adequate assurance that these functions could be resolved in line with the PRA’s objectives. The PRA policy is applicable to UBS Limited and UBS AG London Branch and could have implications for the nature of business and the legal structure of UBS’s UK operations. However, additional guidance from the PRA will be required to more accurately assess the impact.

Operational start of SSM – milestone in the implementation of the EBU

The implementation of the European Banking Union (EBU) passed a milestone with the operational start of the Single Supervisory Mechanism (SSM) on 4 November 2014. Now the ECB directly supervises 120 significant banks in the eurozone, representing 82% of total banking assets in the euro area. UBS Luxembourg SA is one of the banks in the SSM. Prior to the start of the SSM, the ECB had published the results of a comprehensive assessment on 26 October 2014. UBS Luxembourg SA successfully passed the comprehensive assessment. The SSM is one of the two pillars of the EU banking union, along with the Single Resolution Mechanism (SRM). Key elements of the SRM include the establishment of a Single Resolution Board (SRB) and a Single Resolution Fund (SRF). Significant banks that are subject to direct ECB supervision under the SSM and cross-border banks would be resolved by the SRB. The SRM entered into force on 1 January 2015, at which time the SRB became fully operational, while the resolution function of the SRM and the bail-in tool will apply as of 1 January 2016, in line with the EU Bank Recovery and Resolution Directive (BRRD). UBS Luxembourg SA would be subject to resolution by the Single Resolution Board should a resolution become necessary.

è	Refer to the “Current market climate and industry drivers” section in this report for more information on the ECB’s comprehensive assessment of banks

BRRD comes into force in the EU

Another important development was the finalization of the BRRD that came into force in July 2014. The BRRD seeks to achieve a harmonized approach to the recovery and resolution of banks in the EU and broadly covers measures relating to recovery and resolution planning, early intervention powers for authorities and resolution tools should a bank fail or be deemed likely to fail. The majority of the BRRD applies from 1 January 2015 and the bail-in tool will apply from 1 January 2016. UBS’s EU subsidiaries will be subject to the requirements of the BRRD, while EU member states have the right to apply the provisions of the BRRD to UBS’s EU-based branches in certain circumstances. The overall impact is difficult to assess at this stage, as the EU resolution authorities have broad discretion in setting some of the key requirements of the BRRD, and many technical standards and guidelines are yet to be finalized.

Operating environment and strategy

Regulatory and legal developments

Key developments in the US

SEC approves final rule on cross-border requirements for securities-based swap dealers

In June 2014, the Securities and Exchange Commission (SEC) approved a final rule addressing certain cross-border requirements for securities-based swap dealers, including definitions of certain key terms, activities that count toward determining whether an entity is required to register, procedures for substituted compliance applications and an anti-fraud rule. The SEC expects to address other aspects of its 2013 proposed framework for cross-border application of its securities-based swap rules in future rulemakings. No deadline for registering as a securities-based swap dealer was contained in the final rule. We anticipate registering UBS AG as a securities-based swap dealer when registration requirements become effective.

FDIC and Federal Reserve feedback on 2013 resolution plans of first-wave filers

In August 2014, the Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve provided feedback on the 2013 resolution plans of first-wave filers (11 large and complex banking organizations, including UBS, that initially filed resolution plans in 2012). The reviews identified shortcomings that will need to be addressed in the 2015 submissions, including assumptions that the agencies regard as unrealistic or inadequately supported, and the failure to make changes in firm structure and practices that would enhance the prospects for orderly resolution. The agencies also indicated that the first-wave filers must make significant progress in addressing the agencies’ concerns before they file their 2015 resolution plans. If a first-wave filer is unable to address the regulators’ concerns, the agencies may find that a plan is not “credible” as required by Dodd-Frank and may take a number of actions, including imposing more stringent capital, leverage, liquidity or other requirements, restricting its US activities or the growth of its US operations, or requiring it to divest assets and operations that affect its resolvability.

CFTC cross-border rules sustained

In September 2014, a US district court granted summary judgment to the CFTC on the basis that the CFTC’s cross-border interpretative guidance and policy statement was not reviewable, as it has not been applied in practice. The CFTC’s cross-border interpretation and policy statement have significant extraterritorial effect and create both uncertainty and significant implementation issues for swap dealers, including UBS. Subsequently, the CFTC extended no-action relief regarding transaction-level requirements: for non-US swap dealers entering into swaps with most non-US persons until 30 September 2015, unless the CFTC decides to take action earlier; for reporting of transactions with non-US persons until 1 December 2015; and for certain inter-affiliate transactions until 31 December 2015.

Federal Reserve, FDIC and OCC impose a liquidity coverage ratio on large banks

In September 2014, the Federal Reserve, the FDIC and the Office

of the Comptroller of the Currency (OCC) issued a rule imposing a liquidity coverage ratio on large banks. Under the final rule, a large bank will be required to continuously maintain enough high-quality liquid assets to cover 100% of its total net cash outflows over a 30-day period of financial stress. The rule will apply to foreign banks that have US bank holding company subsidiaries and similar requirements are expected for foreign banks that do not have a US bank holding company, such as UBS.

Federal Reserve, FDIC and OCC adopt final SLR for banks

Separately, the Federal Reserve, the FDIC and the OCC adopted a final supplementary leverage ratio (SLR) for banks that are subject to the advanced approaches risk-based capital rules. This SLR rule revises the way the denominator of the SLR is calculated in order to align it with BIS rules issued in January 2014. Certain required public disclosures must be made starting in the first quarter of 2015, and the minimum SLR requirements will be effective from 1 January 2018. Earlier in 2014, US regulators approved a final enhanced supplementary leverage ratio requirement for US top-tier bank holding companies (BHC), with more than USD 700 billion in consolidated assets or USD 10 trillion in assets under custody, currently the eight largest US banks. Under this rule, BHCs are required to maintain a Tier 1 capital leverage buffer of at least 2% above the Basel III minimum supplementary leverage ratio requirement of 3%, for a total of 5% (6% for insured depository institutions). UBS is not subject to this requirement.

Federal Reserve issues final rule on due date for large BHC’s capital plans and stress test results

In October 2014, the Federal Reserve issued a final rule adjusting the due date for large BHCs to submit capital plans and stress test results from 5 January to 5 April, beginning with the 2016 cycle. The final rule also adopts, with some adjustments, the limitation on a BHC’s ability to make capital distributions to the extent that its actual net capital issuances are less than the amount indicated in its capital plan. The rule reaffirmed that an intermediate holding company (IHC) formed in anticipation of the IHC rule, such as that of UBS, would not be subject to risk-based capital, liquidity and risk management standards until 1 July 2016, the capital plan rule until the 2017 cycle, and the stress testing rule and Comprehensive Capital Analysis and Review (CCAR) process until the 2018 cycle.

Far-reaching regulatory reform proposals close to completion on the international level

OECD presents a standard for tax information exchange

In February 2014, following a G20 mandate, the Organization for Economic Cooperation and Development (OECD) presented a new single global Standard for Automatic Exchange of Financial Account Information in Tax Matters, the Common Reporting Standard (CRS). In July 2014, the OECD released the full CRS, including the Model Competent Authority Agreement, a commentary, and a CRS schema. The CRS obliges countries and

Operating environment and strategy

jurisdictions to obtain all financial information from their financial institutions and exchange that information automatically with other jurisdictions, on an annual basis, subject to appropriate safeguards including certain confidentiality requirements and the requirement that information may be used exclusively for the tax purposes foreseen.

At the Global Forum meeting in October 2014, all OECD and G20 countries as well as a majority of financial centers endorsed the new OECD/G20 standard. 58 jurisdictions (early adopters) committed to launch the first automatic exchanges in 2017 and 35 jurisdictions committed to start in 2018.

Upon the OECD revealing the full global standard in July 2014, the EU signaled that it will align its legislation with the new international standard. In October, a political agreement was reached on amending Directive 2011/16/EU on administrative cooperation in the field of direct taxation (DAC), followed by its full endorsement. The revised DAC reproduces the OECD standard at EU level, with first exchange of information expected to take place in 2017, in line with the early adopters. Austria was given one additional year of transition for implementation. The DAC entered into force on 5 January 2015 and will be applicable from 1 January 2016 (except in Austria).

In May 2014, the Swiss Federal Council endorsed the OECD Declaration on Automatic Exchange and in October of that year, the Swiss Federal Council approved the mandates for negotiations on introducing the automatic exchange of information with the EU, the United States and other countries and entered into negotiations with the European Commission. Switzerland committed to launch the first automatic exchanges in 2018, one year after the early adopters. In November 2014, the Federal Council approved a declaration on Switzerland joining the OECD Multilateral Competent Authority Agreement (MCAA), which sets out the conditions for the annual exchange of account information between the competent authorities of two countries, in accordance with the OECD standard. In January 2015, the Swiss Federal Council launched a consultation on the introduction of the automatic exchange of information. The consultation package includes a federal draft law for the implementation of the automatic exchange of information, the ratification of the OECD/Council of Europe administrative assistance convention and the ratification of the MCAA. The consultation runs until 21 April 2015.

BCBS review of risk-based capital framework

The Basel Committee on Banking Supervision (BCBS) issued a discussion paper in 2013 on “The regulatory framework: balancing risk sensitivity, simplicity and comparability” with a number of proposals on how to reform the Basel risk-based capital framework. In 2014, the BCBS published proposals to address excessive variability in risk-weighted asset calculations with the objective of improving consistency and comparability in bank capital ratios.

In October 2014, the BCBS consulted on a revised standardized approach for measuring operational risk capital. With this, the BCBS aims to address certain weaknesses identified in the existing approaches and to streamline the framework. In November 2014, the BCBS published its report on “Reducing excessive variability in banks’ regulatory capital ratios,” giving an overview of its priorities and next steps. The report addresses three areas: (i) policy measures, which aim to develop prudential proposals to improve the standardized, non-modelled approaches for calculating regulatory capital that will also provide the basis for the use of floors and benchmarks; (ii) disclosure requirements related to risk weights by amending Pillar 3 of the Basel framework and (iii) monitoring in order to ensure proper implementation of risk-weighted asset variability through Hypothetical Portfolio Exercises (HPEs) under the Committee’s Regulatory Consistency Assessment Program (RCAP). In its report the BCBS outlines its objective to finalize key pillars of its framework by the end of 2015, i.e., the standardized approach requirements for credit risk, market risk and operational risk, the capital floor framework, and internal model requirements for credit risk and market risk. In addition, the BCBS confirmed that it is continuing to undertake a longer-term review of the structure of the regulatory capital framework considering whether a more fundamental reform is necessary.

In December 2014, the BCBS published three consultations. One consultation covers the BCBS proposals for revising the standardized approach to credit risk, such as by relying less on external credit ratings, reducing the scope of national discretion or by strengthening the link between the standardized and the IRB approach. One of the key aspects of the current proposal is that the corporate and bank exposures would be based on a limited number of drivers and no longer risk-weighted by reference to their external credit ratings. The second consultation outlines the design of the capital floor framework, which would be based on revised standardized approaches for credit, market and operational risk. The calibration of the floor is outside the scope of the consultation. The third proposal covers the outstanding issues in terms of the fundamental review of the trading book, and sets out a limited set of revisions to the earlier BCBS’s consultation on a proposed market risk framework, which was published for consultation in October 2013.

FSB proposes standards on TLAC

With regard to addressing TBTF, an important development was the publication for consultation of the proposed standards on Total Loss-Absorbing Capacity (TLAC) by the Financial Stability Board (FSB) in November 2014. These standards aim to build up adequate loss-absorbing capacity for global systemically important banks to ensure that an orderly wind-down is possible. The FSB proposes that a minimum Pillar 1 TLAC requirement be set within the range of 16% to 20% of RWA and at least twice the Basel III tier 1 leverage ratio requirement.

BCBS issues revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued revised Pillar 3 disclosure requirements that aim to improve comparability and consistency of disclosures. To this end, the BCBS introduced harmonized templates. These include prescriptive, fixed-form templates for

Operating environment and strategy

Regulatory and legal developments

quantitative information that is considered essential for the analysis of a bank’s regulatory capital requirements, as well as templates with a more flexible format for information that is considered meaningful to the market but not central to the analysis of a bank’s regulatory capital adequacy. In addition, banks may accompany the disclosure requirements in each template with a qualitative commentary that explains a bank’s particular circumstances and risk profile. According to the BCBS timeline, banks will be required to publish their first Pillar 3 reports under the revised framework concurrently with their year-end 2016 financial reports. Under the new requirements, we will be mapping the financial statements into regulatory risk categories and we will present semiannually and annually comprehensive sets of standardized disclosure tables. Amendments to our Pillar 3 reporting will further include the quarterly disclosure of a RWA flow statement in a granularity similar to the one we have so far been disclosing annually. The standardized tables are designed to improve the comparability between banks and are expected to require implementation investment.

Operating environment and strategy

Our strategy

We are committed to providing our clients with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. Our strategy centers on our leading wealth management businesses and our premier universal bank in Switzerland, enhanced by our strong asset manager and investment bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. Our strategy builds on the strengths of all of our businesses and focuses our efforts on areas in which we excel, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which we operate. Capital strength is the foundation of our success.

Our strategic transformation

EDTF | In 2011, we laid out three critical objectives for UBS: executing our strategy, delivering for our clients and unlocking our growth potential. We accelerated the execution of our strategy in 2012 and have since made substantial progress focusing our activities on a set of highly synergistic, less capital and balance sheet-intensive businesses dedicated to serving clients and well-positioned to maximize value for shareholders. We have reached our targeted Basel III CET1 capital ratio of 13%, significantly reduced risk-weighted assets and costs, while simultaneously growing our business and enhancing our competitive positioning. We have successfully grown our unrivaled wealth management businesses and transformed our Investment Bank to focus on its traditional strengths in advisory, research, equities, foreign exchange and precious metals. At our Investor Update on 6 May 2014, we provided information on the progress of executing our strategy. By the end of 2014, we completed our strategic transformation process. Through the continued successful execution of our strategy, we believe we can sustain and grow our business and maintain a prudent capital position. While our strategy remains unchanged going forward, we updated and extended several of our annual performance targets, which are outlined in the table at the end of this section.

Achieving greater effectiveness and efficiency is imperative for the success of our strategy. We remain fully committed to achieving the cost reductions announced at the 2014 Investor Update,

with a net cost reduction target of CHF 1.4 billion versus full-year 2013 by the end of 2015, including CHF 1.0 billion in Corporate Center – Core Functions and CHF 0.4 billion in Corporate Center – Non-Core and Legacy Portfolio. After that, we target additional net cost reductions of CHF 0.7 billion as we exit our Non-core and Legacy Portfolio.

Our commitment to a prudent capital position is based on maintaining a fully applied CET1 capital ratio of at least 13% and a post-stress fully applied CET1 capital ratio of at least 10%. From 2014 onwards, our deferred contingent capital plan awards will qualify as additional tier 1 capital under Basel III requirements. Through our compensation programs, we intend to build approximately CHF 2.5 billion in additional tier 1 capital over the next five years, which will eventually replace the high-trigger loss-absorbing capital recognized as tier 2 capital. Additional tier 1 capital is an important component of our future capital structure and we have also started building additional tier 1 capital through external issuance from UBS Group AG. An optimized capital structure enables us to meet regulatory requirements while targeting optimal shareholder returns.

As discussed further above, we continue to adapt our legal structure to improve UBS’s resolvability in response to evolving too big to fail (TBTF) requirements in Switzerland and other countries in which UBS operates. The changes to our legal structure do not affect our strategy, our business and the way we serve our clients. ▲

è	Refer to the “UBS Group – Changes to our legal structure” section of this report for more information

Operating environment and strategy

Our strategy

Delivering attractive shareholder returns

We are committed to delivering sustainable performance and attractive returns to shareholders. We have delivered progressive capital returns in 2011, 2012 and 2013. In 2014, we achieved our capital ratio target of a fully applied CET1 capital ratio of at least 13% and met our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Subject to maintaining our CET1 capital ratio target and our objective for the post-stress CET1 capital ratio, we are targeting a total payout ratio of at least 50% of net profit attributable to UBS shareholders.

In line with our dividend policy, we propose a 100% increase in our ordinary dividend to CHF 0.50 per share for the financial year 2014, which will be paid out of capital contribution reserves. The ex-dividend date is expected to be 11 May 2015. In addition, following the successful completion of the squeeze-out procedure, we expect to pay a supplementary capital return of CHF 0.25 per share to be paid to shareholders of UBS Group AG. This supplementary capital return is separate and in addition to the proposed ordinary dividend described above and will also be paid out of capital contribution reserves.

Operating environment and strategy

Our annual performance targets

The table below outlines our annual performance targets for the Group, the business divisions and the Corporate Center for 2015 and beyond. These performance targets are based on adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses, and assume constant foreign currency translation rates, unless otherwise indicated.

Annual performance targets

Operating environment and strategy

Our strategy

UBS – leading universal bank in Switzerland

UBS is the pre-eminent universal bank in Switzerland, the only country where we operate and maintain leading positions in all five of our business areas: retail, wealth management, corporate and institutional banking, investment bank services and asset management. We are fully committed to our home market as our leading position in Switzerland is crucial in terms of sustaining our global brand and profit stability. Drawing on our network of around 300 branches and 4,500 client-facing staff, complemented by modern digital banking services and customer service centers, we are able to reach approximately 80% of Swiss wealth and serve one in three households, high net worth individuals and pension funds, more than 120,000 companies, and 85% of banks domiciled in Switzerland. In 2014, Euromoney efficiently. As a result, we are in an excellent position to meet our clients’ needs with a comprehensive range of banking products and services. Our universal bank model has proven itself to be highly effective and consistently contributes substantially to the Group.

Our distribution is based on a multi-channel strategy. We strive to offer a unique client experience, giving clients the choice how to interact with us – via branches, customer service centers or digital channels. Our expanding electronic and mobile banking offering is very well-regarded and we see a steadily rising number of users and client interactions. Client feedback remained excellent with 87% of Apple App Store reviewers awarding the maximum five stars. Our e-banking service counted over 1.4 million clients, with more than 250,000 using our market-leading personal financial management tool. We received external recognition with the “Master of Swiss Web 2014” award for our e-banking services and the “Master of Swiss Apps 2014” award for our co-operation with SumUp. The Celent Model Bank Award 2014 and Visa’s Contactless & Mobile Award 2014 highlighted our outstanding security solution for e-banking authentication. We will continue building on our position as the leading multi-channel bank in Switzerland and our tradition as innovator in digital services to capture market share and increase efficiency.

acknowledged our pre-eminent position in Switzerland with its prestigious Best Bank in Switzerland award for the third consecutive year.

Our universal bank model is central to our success. We differentiate ourselves by leveraging our strengths across all segments. We have a cross-divisional management approach which promotes cross-divisional thinking, enables seamless collaboration across all business areas and allows us to utilize our resources

Operating environment and strategy

Measurement of performance

Performance measures

Key performance indicators

EDTF | Our key performance indicator (KPI) framework focuses on key drivers of total shareholder return, measured by the dividend yield and price appreciation of our shares. Our senior management reviews the KPI framework on a regular basis by considering prevailing strategy, business conditions and the environment in which we operate. The KPIs are disclosed consistently in our quarterly and annual reporting to facilitate comparison of our performance over the reporting periods.

The Group and business divisions are managed based on this KPI framework, which emphasizes risk awareness, effective risk and capital management, sustainable profitability and client focus. Both Group and business division KPIs are taken into account in determining variable compensation. ▲

è	Refer to the “Compensation” section of this report for more information

EDTF | In addition to KPIs, we disclose our performance targets. These performance targets, which are defined in order to track the achievement of our strategic plan, are based on our KPIs as well as on additional balance sheet and capital management performance measures. ▲

è	Refer to the “Our strategy” section of this report for more information on performance targets

Changes to our key performance indicators in 2014

EDTF | In 2014, we made certain changes to our KPI framework to further enhance its relevance by reclassifying certain KPIs to “Additional information,” or redefining them to focus on our specific wealth management or retail businesses.

“Return on risk-weighted assets, gross (%)” for the Group is now reported as “Additional information” rather than as a KPI, as we consider this metric less meaningful and relevant than other existing KPIs in measuring Group performance. We also report our “Swiss SRB Basel III common equity tier 1 (CET1) capital ratio (%) (phase-in)” as “Additional information” rather than as a KPI. Our Swiss SRB Basel III CET1 capital ratio on a fully applied basis remains a KPI. At the Group level, we replaced the KPI “Net new money growth (%)” with “Net new money growth for combined wealth management businesses (%),” focusing on net new money generated only by our wealth management businesses, by excluding net new money from Global Asset Management and Retail & Corporate from this measure.

“Recurring income as a % of income (%)” is no longer a Wealth Management Americas KPI, but is instead reported as “Additional information,” consistent with the way this metric is reported in Wealth Management.

We replaced our Retail & Corporate KPI “Net new business volume growth (%)” with “Net new business volume growth for retail business (%),” excluding our corporate and institutional business from this measure as its net new business volume is volatile by nature and therefore provides limited insight. The revised measure better reflects management’s view on our business. As “Additional information,” we also show “Business volume for retail business (CHF billion)” and “Net new business volume for retail business (CHF billion).” “Impaired loan portfolio as a % of total loan portfolio, gross (%)” is no longer a Retail & Corporate KPI, but is instead reported as “Additional information.”

Additionally, we replaced the KPI “Net new money growth (%)” for Global Asset Management with “Net new money growth excluding money market flows (%).” Money market flows are volatile by nature, and metrics excluding these flows therefore provide more focused insight. ▲

New key performance indicators in 2015

EDTF | In 2015, return on tangible equity (RoTE) will replace return on equity (RoE) as a KPI. RoE will continue to be reported as “Additional information.” In addition, net margin on invested assets for Wealth Management, Wealth Management Americas and Global Asset Management will become a KPI. We will continue to report gross margin on invested assets as a KPI for these business divisions. ▲

Client / invested assets reporting

We report two distinct metrics for client funds:

–	The measure “client assets” encompasses all client assets managed by or deposited with us, including custody-only assets.
–	The measure “invested assets” is more restrictive and includes only client assets managed by or deposited with us for investment purposes.

Of the two, invested assets is a more important measure.

Net new money in a reported period is the amount of invested assets that are entrusted to us by new or existing clients less those withdrawn by existing clients or clients who terminated their relationship with us. Interest and dividend income from invested assets is not counted as net new money inflow. However, in Wealth

Operating environment and strategy

Measurement of performance

Management Americas we also show net new money including interest and dividend income in line with historical reporting practice in the US market. The Investment Bank does not track invested assets or net new money.

When products are managed in one business division and sold by another, they are counted in both the investment management unit and the distribution unit. This results in double-counting within our total invested assets, as both units provide an independent service to their client, add value and generate revenues. Most double-counting arises when mutual funds are managed by Global Asset Management and sold by Wealth Management and Wealth Management Americas. The business divisions involved count these funds as invested assets. This approach is in line with both finance industry practices and our open architecture strategy, and allows us to accurately reflect the performance of each individual business. Overall, CHF 173 billion of invested assets were double-counted as of 31 December 2014 (CHF 156 billion as of 31 December 2013).

è	Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of this report for more information

Seasonal characteristics

Our main businesses may show seasonal patterns. The Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions may also be impacted by seasonal components, such as lower client activity levels related to the summer and end-of-year holiday seasons, annual income tax payments (which are concentrated in the second quarter in the US) and asset withdrawals that tend to occur in the fourth quarter.

Operating environment and strategy

EDTF | Pillar 3 | Group/business division key performance indicators

Key performance indicators	Definition	Group	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank
Net profit growth (%)	Change in net profit attributable to UBS Group AG shareholders from continuing operations between current and comparison periods/net profit attributable to UBS Group AG shareholders from continuing operations of comparison period	●

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods/business division performance before tax of comparison period		●	●	●	●	●

Cost/income ratio (%)	Operating expenses/operating income before credit loss (expense) or recovery	●	●	●	●	●	●

Return on equity (RoE) (%)	Net profit attributable to UBS Group AG shareholders (annualized as applicable)/average equity attributable to UBS Group AG shareholders	●

Return on attributed equity (RoaE) (%)	Business division performance before tax (annualized as applicable)/average attributed equity						●

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery (annualized as applicable)/average total assets	●					●

Swiss SRB leverage ratio (phase-in, %)	Swiss SRB Basel III common equity tier 1 capital and loss-absorbing capital/total adjusted exposure (leverage ratio denominator)	●

Swiss SRB Basel III common equity tier 1 capital ratio (fully applied, %)	Swiss SRB Basel III common equity tier 1 capital/Swiss SRB Basel III risk-weighted assets	●

Net new money growth (%)	Net new money for the period (annualized as applicable)/invested assets at the beginning of the period. Group net new money growth is reported as net new money growth for combined wealth management businesses. Global Asset Management net new money growth excludes money market flows.	●	●	●		●

Gross margin on invested assets (bps)	Operating income before credit loss (expense) or recovery (annualized as applicable)/average invested assets		●	●		●

Net new business volume growth for retail business (%)	Net new business volume (i.e., total net inflows and outflows of client assets and loans) for the period (annualized as applicable)/business volume (i.e., total of client assets and loans) at the beginning of the period				●

Net interest margin (%)	Net interest income (annualized as applicable)/average loans				●

Average VaR (1-day, 95% confidence, 5 years of historical data)	Value at Risk (VaR) expresses maximum potential loss measured to a 95% confidence level, over a 1-day time horizon and based on five years of historical data						●

▲▲

EDTF | Pillar 3 | New key performance indicators in 2015

Key performance indicators	Definition	Group	Wealth Management	Wealth Management Americas	Global Asset Management
Net margin on invested assets (bps)	Business division performance before tax (annualized as applicable)/average invested assets		●	●	●

Return on tangible equity (RoTE) (%)	Net profit attributable to UBS Group AG shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS Group AG shareholders less average goodwill and intangible assets UBS Group AG1	●

1 Goodwill and intangible assets are adjusted to reflect the non-controlling interests in UBS AG. ▲▲

Operating environment and strategy

Wealth Management

Wealth Management

Wealth Management provides wealthy private clients with investment advice and solutions tailored to their individual needs. At the end of 2014, we had a presence in nearly 50 countries and invested assets of CHF 987 billion.

Business

We provide comprehensive financial services to wealthy private clients around the world, with the exception of those served by our colleagues in Wealth Management Americas. UBS is a global firm with global capabilities, and our clients benefit from a full spectrum of resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as the specific offerings outlined below. Our guided architecture model gives clients access to a wide range of products from third-party providers that complement our own products.

Strategy and clients

We are one of the pre-eminent wealth managers globally and aim to provide our clients with superior investment advice and solutions in line with their individual financial objectives.

The wealth management business has attractive long-term growth prospects and we expect its growth to outpace that of gross domestic product globally. From a client segment perspective, the global ultra high net worth market, including family offices, has the highest growth potential, followed by the high net worth market. Our broad client base and strong global footprint put us in an excellent position to capture the growth opportunities across regions and segments.

We provide wealth management solutions, products and services to wealthy private clients as well as financial intermediaries. Investment management and portfolio construction lie at the heart of our offering. Clients who opt for a discretionary investment mandate delegate the management of their assets to a team of professional portfolio managers. Those who prefer to be actively involved can choose an advisory mandate. The portfolios of advisory mandate clients are monitored and analyzed closely, and they receive tailored proposals to help them make informed investment decisions. All clients can also invest in the full range of financial instruments, from single securities such as equities and bonds to various investment funds, structured products and alternative investments. Additionally, we offer clients advice on structured lending and corporate finance. Our integrated client service model allows us to bundle capabilities from across the Group to identify investment opportunities in all market conditions and create solutions that suit individual client needs. This collaboration is also crucial to our focused expansion in key onshore markets, where we continue to benefit from the established business relationships of our local Investment Bank and Global Asset Management teams.

We cater to the specific needs of our diverse client segments. Our ultra high net worth clients have access to the infrastructure we offer to our institutional clients. This includes the Investment Bank’s trading platforms and our Institutional Solutions Group’s services. In addition, through our Global Family

Operating environment and strategy

Office Group, our most sophisticated ultra high net worth clients benefit from tailored institutional coverage and global execution provided by dedicated specialist teams from both Wealth Management and the Investment Bank. We offer our high net worth clients the full range of our investment management capabilities. For example, UBS Advice, which forms part of our advisory mandate offering, provides our clients with tailored investment advice. It is an industry first in terms of how it uses state-of-the-art technology to systematically monitor clients’ portfolios to detect risks as well as deviations from their selected investment strategies. We believe that both our advisory and discretionary mandate offerings provide a superior value proposition as they both draw on the full range of our investment management capabilities. We aim to grow our mandates business as it offers premium pricing opportunities and contributes to higher recurring revenues.

Our booking centers across the globe give us a strong local presence that allows us to book client assets in multiple locations. The strength and scope of our franchise also enable us to adapt swiftly to the changing legal and regulatory environment.

In Asia Pacific, we are accelerating our growth with a focus on Hong Kong and Singapore, the leading financial centers in the region. We are also developing our presence in major onshore markets such as Japan and Taiwan, and investing further in our local footprint in China to help capture long-term growth opportunities.

In the emerging markets, we are focused on key growth markets such as Mexico, Brazil, Turkey, Russia, Israel and Saudi Arabia. We regularly assess our local presence to ensure proximity to our clients in key markets, with the aim of serving them most efficiently out of key hubs in the major emerging regions. Many emerging market clients prefer to book their assets in established financial centers and, to that end, we are strengthening our coverage for such clients through our booking centers in Switzerland, the US, and the UK.

In Europe, our long-established local presence in all major markets supports our growth ambition. We recognized early the converging needs of clients and combined our offshore and onshore businesses. This gives clients across the region access to our extensive Swiss product offering, and creates economies of scale by enabling us to deal efficiently with increased regulatory and fiscal requirements. In 2014, we extended our Swiss platform and offering to our German domestic business – a major milestone in terms of capitalizing on our existing global capabilities.

In Switzerland, based on our integrated business model, we collaborate closely with our colleagues in the retail, corporate, asset management and investment banking businesses. This creates opportunities to expand our business through client referrals and generates efficiencies by enabling us to make use of UBS’s extensive branch network, which includes 100 wealth management offices.

Our Global Financial Intermediaries business supports our growth ambitions by providing us with access to markets and clients beyond our own client advisor network. Additionally, it acts as a strategic business partner for more than 2,200 financial intermediaries in all major financial centers. It offers them professional investment advisory services, a global banking infrastructure and tailored solutions, helping financial intermediaries to advise their end-clients more effectively.

Looking ahead, we want to continue to build on our leading position by adapting our business for the digital age. Digitalization represents an important opportunity for us to differentiate ourselves and respond to our evolving client base. Accordingly, we are making significant investments in our IT platform and e-capabilities.

Organizational structure

Headquartered in Switzerland, we have a presence in nearly 50 countries with approximately 230 offices, of which 100 are in Switzerland. As of the end of 2014, we employed approximately 16,700 people worldwide. Of these, approximately 4,250 were

Operating environment and strategy

Wealth Management

client advisors. We are governed by executive, operating and risk committees and are primarily organized along regional lines with our business areas being Asia Pacific, Europe, Global Emerging Markets, Switzerland and Global Ultra High Net Worth. Our business is supported by the Chief Investment Office and a global Investment Products and Services unit, as well as central functions.

Competitors

Our major global competitors include the private banking operations of Credit Suisse, JP Morgan, HSBC, BNP Paribas, Deutsche Bank, Julius Bär and Citigroup. In the European domestic markets, we primarily compete with the private banking operations of large local banks such as Barclays in the UK, Deutsche Bank in Germany and UniCredit in Italy. In Asia Pacific, the private banking franchises of HSBC, Citigroup and Credit Suisse are our main competitors.

Investment advice and solutions

As part of a global, integrated firm, we are a dynamic wealth manager with investment management capabilities at our core. Our client advisors are proactive in their relationships with clients, and we have a systematic process for developing a thorough understanding of our clients’ financial objectives and risk appetite. In addition, our wealth planners – part of our specialist product team – often support client advisors as they guide their clients in making financial decisions based on their life-cycle needs. With this comprehensive overview, we offer them wealth planning advice and products, and we ascertain their investment strategy, which serves as the foundation for the investment solutions we offer them. Client advisors regularly review their clients’ investor profiles to make sure they correspond to their evolving priorities and changing risk tolerance. Our bespoke training programs and the ongoing support the firm provides to our client advisors enable them to deliver superior advice and solutions to our clients. For example, we require all of our client advisors to obtain the Wealth Management Diploma, a program accredited by Switzerland’s

State Secretariat For Economic Affairs (SECO) that ensures a high level of knowledge and expertise. For our most senior client advisors, we offer extensive training through the Wealth Management Master program.

Our global Chief Investment Office synthesizes the research and expertise of our global network of economists, strategists, analysts and investment specialists across all business divisions worldwide. These experts closely monitor and assess financial market developments. This allows us to deliver real-time insights and to include local expertise in our global investment process. Using these analyses, and in consultation with our external partner network at the UBS Investor Forum, which includes many of the world’s most successful money managers, the Chief Investment Office establishes a clear, concise and consistent investment view – the UBS House View.

The UBS House View identifies and communicates investment opportunities and market risks to help protect and grow our clients’ wealth, and we aim to apply and implement it consistently in our clients’ portfolios. The UBS House View is also reflected in our strategic and tactical asset allocations, both of which underpin the investment strategies for our flagship discretionary mandates. The strategic asset allocation is an essential part of our disciplined style of managing and growing our clients’ wealth, and ensures that our clients remain on course to meet their financial goals over the long term. It is complemented by our tactical asset allocation, which uses our global expertise to help our clients navigate markets and ultimately improve the risk and return trade-off potential of their portfolios.

Our Investment Products and Services unit ensures our solutions are in step with market conditions by aligning our discretionary and advisory offerings with our UBS House View. Our products are aimed at achieving positive performance in various market scenarios. They are developed from a wide range of sources, including Investment Products and Services, Global Asset Management, the Investment Bank and third parties, as we operate within a guided architecture model. By aggregating private investment flows into institutional-size flows, we can offer our clients access to investments normally available only to institutional clients.

Operating environment and strategy

Wealth Management Americas

Wealth Management Americas develops advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business

We are one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. Our business includes the domestic US and Canadian business as well as international business booked in the US. We have attractive growth opportunities and a clear strategy focused on serving our target client segments. As of 31 December 2014, invested assets totaled USD 1,032 billion.

Strategy and clients

Our goal is to be the best wealth management business in the Americas. With our client-focused, advisor-centric strategy, we deliver advice-based wealth management solutions and banking services through our financial advisors in key metropolitan markets, providing a fully integrated set of products and services to meet the needs of our target client segments – high net worth clients and ultra high net worth clients – while also serving the needs of core affluent clients. We define high net worth clients as those with investable assets of between USD 1 million and USD 10 million, and ultra high net worth clients as those with investable assets of more than USD 10 million. Core affluent clients are defined as those with investable assets of between USD 250,000 and USD 1 million. The Global Family Office – Americas, a joint venture between Wealth Management Americas and the Investment Bank, was launched in 2013 with the objective of seamlessly offering the global resources and reach of the entire firm by providing integrated, comprehensive wealth management and institutional-type services to selected Family Office clients. Our Wealth Advice Center serves emerging affluent clients with investable assets of less than USD 250,000. We are committed to

Operating environment and strategy

Wealth Management Americas

providing high-quality advice to our clients across all their financial needs by employing the best professionals in the industry, delivering the highest standard of execution, and running a streamlined and efficient business.

We believe we are uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. With a network of about 7,000 financial advisors and USD 1,032 billion in invested assets, we are large enough to be relevant, but focused enough to be nimble, enabling us to combine the advantages of large and boutique wealth managers. We aim to differentiate ourselves from competitors and be a trusted and leading provider of financial advice and solutions to our clients by enabling our financial advisors to leverage the full resources of UBS, including unique access to wealth management research, a global Chief Investment Office, and solutions from our asset-gathering businesses and the Investment Bank. These resources are augmented by our commitment to an open architecture platform and are supported by our partnerships with many of the world’s leading third-party institutions. Moreover, our wealth management offering is complemented by banking, mortgage and financing solutions that enable us to provide advice on both the asset and liability sides of our clients’ balance sheets.

We believe the long-term growth prospects of the wealth management business are attractive in the Americas, with high net worth and ultra high net worth expected to be the fastest growing segments in terms of invested assets in the region. In 2014, our strategy and focus led to a continued improvement in financial results, retention of high-quality financial advisors and net new money growth. Building on this progress, we aim for continued growth in our business by developing our financial advisors’ focus towards delivering holistic advice across the full spectrum of client needs, leveraging the global capabilities of UBS to clients by continuing to expand our cross business collaboration efforts throughout the firm, and delivering banking and lending services that complement our wealth management solutions. We also plan to continue investing in improved platforms and technology, while remaining disciplined on cost. We expect these efforts to enable us to achieve higher levels of client satisfaction, strengthen our client relationships, and lead to greater revenue productivity among our financial advisors.

Organizational structure

Wealth Management Americas consists of branch networks in the US, Puerto Rico, Canada and Uruguay, with 6,997 financial advisors as of 31 December 2014. Most corporate and operational functions are located in the Wealth Management Americas home office in Weehawken, New Jersey and the UBS Business Solutions Center in Nashville, Tennessee.

In the US and Puerto Rico, we operate primarily through UBS subsidiaries. Securities and operations activities are conducted primarily through two registered broker-dealers, UBS Financial Services Inc. and UBS Financial Services Incorporated of Puerto Rico. Our banking services in the US include those conducted through the UBS AG branches and UBS Bank USA, a federally regulated bank in Utah, which provides Federal Deposit Insurance Corporation (FDIC)-insured deposit accounts, collateralized lending services, mortgages and credit cards.

Canadian wealth management and banking operations are conducted through UBS Bank (Canada), and Uruguayan wealth management operations are conducted through UBS Financial Services Montevideo.

Operating environment and strategy

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

Products and services

We offer clients a full array of solutions that focus on their individual financial needs. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, estate strategies, insurance, retirement and trusts, and foundations, with corresponding product offerings for each stage. Our advisors work closely with internal consultants in areas such as wealth planning, portfolio strategy, retirement and annuities, alternative investments, managed accounts, structured products, banking and lending, equities and fixed income. Clients also benefit from our dedicated Wealth Management Research team, which provides research guidance to help support our clients’ investment decisions.

Our offering is designed to meet a wide variety of investment objectives, including wealth accumulation and preservation, income generation and portfolio diversification. To address the full range of our clients’ financial needs, we also offer competitive lending and cash management services such as securities-backed lending, resource management accounts, FDIC-insured deposits, mortgages and credit cards.

Additionally, our UBS Equity Plan Advisory Services is a leading provider of equity compensation plan services and advice to more than 150 US corporations, representing one million participants worldwide. For corporate and institutional clients, we offer a robust suite of solutions, including equity compensation, administration, investment consulting, defined benefit and contribution programs and cash management services.

Our clients can choose asset-based pricing, transaction-based pricing or a combination of both. Asset-based accounts have access to both discretionary and non-discretionary investment advisory programs. Non-discretionary advisory programs enable the client to maintain control over all account transactions, while clients with discretionary advisory programs authorize investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of our investment professionals or a third-party investment manager. Separately, we also offer mutual fund advisory programs, whereby a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.

For clients who favor individual securities, we offer a broad range of equity and fixed income instruments. In addition, qualified clients may invest in structured products and alternative investment offerings to complement their portfolio strategies.

All of these solutions are supported by a dedicated capital markets group. This group cooperates with the Investment Bank and Global Asset Management in order to access the resources of the entire firm, as well as with third-party investment banks and asset management firms.

Operating environment and strategy

Retail & Corporate

Retail & Corporate

As the leading retail and corporate banking business in Switzerland, our goal is to deliver comprehensive financial products and services to retail, corporate and institutional clients, provide stable and substantial profits for the Group and create revenue opportunities for other businesses within the Group.

Business

We provide comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding our offering in a multi-channel approach. As shown in the “Business mix” chart below, our retail and corporate business generates stable profits which contribute substantially to the overall financial performance of the Group. We are among the leading players in the retail and corporate loan market in Switzerland, with a well collateralized lending portfolio of CHF 137 billion as of 31 December 2014, as shown in the “Loans, gross” chart below. This portfolio is managed conservatively, focusing on profitability and credit quality rather than market share.

Our retail and corporate business constitutes a central building block of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, we leverage the cross-selling potential of products and services provided by our asset-gathering and investment banking businesses. In addition, we manage a substantial part of UBS’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

Strategy and clients

We aspire to be the bank of choice for retail clients in Switzerland by delivering value-added services. Currently, we serve one in three Swiss households. Our distribution network is comprised of around 300 branches, 1,250 automated teller machines including self-service terminals, and four customer service centers, as well as state-of-the-art digital banking services. Technology is fundamentally transforming the way we deliver our products and services. We are, therefore, continuously expanding and enhancing our multi-channel offering and will continue to build on our long tradition as a leader and innovator in digital services to deliver superior client experience, capture market share and increase efficiency. Moreover, we follow a life-cycle-based product approach to provide our clients with tailored solutions to meet their particular needs in their different stages of life. With regard to execution, we ensure a client-focused and efficient sales process.

Our size in Switzerland and the diversity of businesses we operate put us in an advantageous position to serve all our clients’ complex financial needs in an integrated and efficient way. We aim to be the main bank of corporate and institutional clients ranging from small and medium-sized enterprises to multinationals, and from pension funds and insurers to commodity traders and banks. We serve more than 120,000 companies, including

Operating environment and strategy

more than 85% of the 1,000 largest Swiss corporations, as well as one in three pension funds in Switzerland, including 75 of the largest 100, and 85% of banks domiciled in Switzerland. We strive to selectively expand our market share in Switzerland with focus on the cash flow-based lending and fee and trading business. Additionally, we systematically expand our international footprint leveraging our product capabilities to optimally serve Swiss corporate clients with activities abroad as well as global corporate clients with headquarters in Switzerland.

Our clients value the good work we do and have rewarded it once again: for the fourth consecutive year, in 2014, the international finance magazine Euromoney named UBS “Best Domestic Cash Manager Switzerland” on the basis of a survey of cash managers and Chief Financial Officers. We were recognized by our clients for our extraordinary quality in the annual “Agent Banks in Major Markets” survey carried out by the Global Custodian magazine.

As the leading retail and corporate banking business in Switzerland, we understand the importance of our role in supporting our clients’ needs. We continuously review structures and processes in order to simplify our service commitments across the business, including streamlining our processes, reducing the administrative burden on our client advisors and enhancing their long-term productivity without compromising our risk standards.

Continuous development, particularly of our client-facing staff, is a crucial element of our strategy, as this is our key to ensuring superior client service. We are the only bank in Switzerland with a mandatory certification scheme for our client advisors acknowledged by an independent third party.

Organizational structure

We are a core element of UBS’s universal bank delivery model in Switzerland, which allows us to extend the expertise of the entire bank to our Swiss retail, corporate and institutional clients. Switzerland is the only country where we operate in retail, corporate and institutional banking, wealth and asset management, as well as investment bank services.

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

Products and services

Our retail clients have access to a comprehensive life-cycle-based offering, comprising easy-to-understand products including cash accounts, payments, savings and retirement solutions, investment fund products, residential mortgages, a loyalty program and advisory services. We provide financing solutions to our corporate clients, offering access to equity and debt capital markets, syndicated and structured credit, private placements, leasing and traditional financing. Our transaction banking offers solutions for payment and cash management services, trade and export finance, receivable finance, as well as global custody solutions to institutional clients. In 2014, we launched a number of product and service innovations. Examples include the UBS Asset Wizard, which enables our globally invested clients to analyze the risks and performance of their portfolios with just a few clicks, digitally and in real time. Additionally, we launched SME Fast Credit based on a lean credit process that includes fast credit decisions and efficient credit monitoring, which optimally addresses small and medium-sized enterprise needs and helps us realize significant efficiency gains. To best leverage our value proposition to clients, close collaboration with our Investment Bank is a key building block in our universal bank strategy. This enables us to offer capital market products, foreign exchange products, hedging strategies and trading, as well as to provide corporate finance advice in fields such as mid-market mergers and acquisitions, corporate succession planning and real estate.

Operating environment and strategy

Global Asset Management

Global Asset Management

Global Asset Management is a large-scale asset manager with well diversified businesses across regions and client segments. We serve third-party institutional and wholesale clients, as well as clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes.

Business

Our investment capabilities encompass traditional investments including equities, fixed income, multi-asset and currency strategies, as well as alternative investments including hedge funds, real estate, infrastructure and private equity funds. Complementing the investment offering, our fund services unit provides administration services for traditional and alternative UBS and third-party funds. Invested assets totaled CHF 664 billion and assets under administration were CHF 520 billion as of 31 December 2014. We are a leading fund house in Europe, the largest mutual fund manager in Switzerland and one of the leading fund of hedge funds and real estate investment managers in the world.

Strategy

Our mission is to bring the best of Global Asset Management to our clients by drawing on the full breadth of our capabilities to deliver high-quality solutions and services, and by acting as a trusted partner. We offer a broad range of investment capabilities and styles across all major traditional and alternative asset classes. We are focused on delivering superior investment performance and carefully managing our product shelf to ensure we can offer distinctive and innovative products for our clients. Across our business, we have a clear focus on fostering an environment that attracts, develops and retains world-class professionals.

Our aim is to drive profitable and sustainable growth across our client segments. In third-party distribution, we are focusing our growth ambitions on key markets, strengthening our institutional business and accelerating the growth of our wholesale business. We are also intensifying our collaboration with UBS’s wealth management businesses to deliver products and solutions for their clients.

Our global business model has proven resilient to challenging market conditions, positions us well to benefit from shifting market dynamics, and provides a solid foundation to capture growth opportunities.

Going forward, we will build on our strengths, including alternatives and passive investments. In alternatives, we continue to work to expand our successful platform, building on our established positions in real estate, hedge funds and fund of hedge funds, and leveraging this expertise across all investment areas. In passive investments, we continue to develop our well established capabilities, including indexed strategies and exchange-traded funds (ETF), to meet growing demand for these products from both institutional and individual investors. Nearly one-third of our invested assets now fall into this category and our platform is highly scalable.

Operating environment and strategy

Following a challenging period, the asset management industry has seen a resurgence in asset inflows. The long-term outlook is positive, with three main drivers indicating continued industry inflows: (i) populations are aging in developed countries and this will increase future savings requirements; (ii) governments are continuing to reduce support for pensions and benefits, leading to a greater need for private provision; and (iii) emerging markets are becoming ever more important asset pools.

Clients and markets

We serve third-party institutional and wholesale clients, and clients of UBS’s wealth management businesses. As shown in the “Invested assets by client segment” chart, as of 31 December 2014 approximately 71% of invested assets originated from third-party clients. These comprised institutional clients, such as corporate and public pension plans, governments and central banks, and wholesale clients, such as financial intermediaries and distribution partners. UBS’s wealth management businesses represented 29% of invested assets. Geographically, our client base is broadly diversified, as shown in the “Invested assets by region” chart.

Competitors

Our competitors include global firms with wide-ranging capabilities and distribution channels, such as BlackRock, JP Morgan Asset Management, BNP Paribas Investment Partners, Amundi, Goldman Sachs Asset Management, AllianceBernstein Investments, Schroders and Morgan Stanley Investment Management.

Our other competitors include firms with a specific market or asset class focus.

Organizational structure

At the end of 2014, we employed 3,817 personnel in 24 countries, and have our principal offices in London, Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo and Zurich.

Our structure is organized around our:

–	investment and business areas (as detailed under products and services below);
–

client servicing and distribution teams, including regional teams responsible for third-party wholesale and institutional distribution, and dedicated global teams covering sovereign clients, consultants, ETFs and UBS’s wealth management businesses;

–	global product development and management function;
–	regional heads of Americas, Asia Pacific, Switzerland and EMEA to provide regional governance and oversight;
–

a divisional COO function including global product control and logistics, fund services, business risk and regulatory management, fund treasury, global marketing, and strategic planning and development;

–	support functions including shared services provided by Corporate Center.

Operating environment and strategy

Global Asset Management

Investment capabilities and services

Equities

Core global, regional, country, emerging markets

Opportunity, high alpha

Small cap, sector, thematic, sustainable

Growth style – global, US, emerging markets

Long/short, unconstrained, market neutral

Quantitative

High dividend

Multi-strategy

Fixed income

Global

Country and regional

Money market

Short duration

Core and core plus

Sector specific

Emerging markets

High yield

Unconstrained

Customized solutions

Structured beta and indexing

Indexed equity, fixed income, commodities, real estate and alternatives

Alternative beta

Rules-based

ETF, pooled funds, mandates

Structured funds

Global investment solutions

Global, regional and country multi-asset

Asset allocation

Currency management

Return and risk targeted

Structured solutions

Risk management

Multi-manager

Advisory services

Fund services

Fund/Product set-up

Fiduciary and regulatory services

Net asset value calculation

Middle office services

Reporting and accounting

Investor services

Private labeling

International distribution support

Ancillary services for fund of hedge funds

O'Connor

Single manager hedge funds:

- Global multi-strategy
- Regional and sector equity long/short
- Credit long/short
- Convertible arbitrage
- Merger arbitrage

A&Q hedge fund solutions

Multi-manager hedge fund products

Customized fund of hedge fund solutions

Hedge fund advisory programs

Global real estate

Global

Country and regional

Income, core, value-added and opportunistic strategies

Multi-manager funds

Listed securities

Farmland

Infrastructure and private equity

Direct infrastructure investment

Infrastructure fund of funds

Private equity fund of funds and private banking products

Products and services

We offer our clients investment products and services in equities, fixed income, single and multi-manager hedge funds, global real estate, infrastructure, private equity, and multi-asset solutions. These can be delivered in the form of active or passive, segregated, pooled or advisory mandates, as well as a broad range of registered investment funds, ETFs and other investment vehicles in a wide variety of jurisdictions. We also offer fund administration services for UBS and third-party funds. The “Investment capabilities and services” chart illustrates the distinct offerings of each area.

–

Equities offers a wide spectrum of active investment strategies with varying risk and return objectives. Global and regional capabilities in the US, Europe, APAC and emerging markets are complemented by growth and quantitative styles. Strategies include core, high alpha, unconstrained, long-short, small cap, sector, thematic and high dividend.

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

–

Structured beta and indexing offers indexed, alternative beta and rules-based strategies across all major asset classes on a global and regional basis. Its capabilities include indexed equities, fixed income, commodities, real estate and alternatives with benchmarks ranging from mainstream to highly customized indices and rules-driven solutions. Products are offered in a variety of structures including ETFs, pooled funds, structured funds and mandates.

–

Global investment solutions (GIS) offers active asset allocation, currency and multi-manager investment strategies as well as structured solutions and advisory services. It manages a wide array of regional and global multi-asset investment strategies across the full investment universe and risk/return spectrum, customized and risk-managed strategies, convertible bonds

Operating environment and strategy

and multi-manager strategies. GIS also supports clients in a wide range of advisory functions including outsourced chief investment officer, manager selection, pension risk management, risk advisory, global tactical asset allocation and custom mandates.

–

O’Connor is a global, relative value-focused, single-manager hedge fund platform. It is dedicated to providing investors with strong absolute and risk-adjusted returns, differentiated from those available from long-only investments in traditional asset classes.

–

A&Q hedge fund solutions (A&Q) offers a full spectrum of multi-manager hedge fund solutions and advisory services including a wide range of strategies that provide professionally managed exposure to hedge fund investments with tailored risk and return profiles.

–

Global real estate actively manages real estate investments globally and regionally within Asia Pacific, Europe and the US, across the major real estate sectors. Its capabilities are focused on core and value-added strategies, but also include other strategies across the risk/return spectrum. These are offered through open and closed-end private funds, real estate investment trusts, customized investment structures, multi-manager funds, individually managed accounts and real estate securities.

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

–

Fund services, a global fund administration business, offers a comprehensive range of flexible solutions, including fund set-up and fiduciary and regulatory services as well as reporting and accounting for traditional investment funds, managed accounts, hedge funds, real estate funds, private equity funds and other alternative structures.

Operating environment and strategy

Investment Bank

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. We offer advisory services and access to international capital markets, and provide comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets, through our business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Business

The Investment Bank is organized as two distinct but aligned business units:

Corporate Client Solutions includes all advisory and financing solutions businesses, origination, structuring and execution, including equity and debt capital markets in service of corporate, financial institution, sponsor clients and UBS’s wealth management businesses.

Investor Client Services includes execution, distribution and trading for institutional investors and provides support to Corporate Client Solutions and UBS’s wealth management businesses. It is comprised of our equities businesses, including cash, derivatives and financing services, cross-asset class research capabilities, and our foreign exchange franchise, precious metals, rates and credit businesses. The Investor Client Services unit also provides distribution and risk management capabilities required to support all of our businesses.

Strategy

We aspire to provide best-in-class services and solutions to our corporate, institutional and wealth management clients, through an integrated, solutions-led approach, driven by intellectual capital and leveraging our award-winning electronic platforms. With our client-centric business model, we are an ideal partner to our wealth management businesses, Retail & Corporate and Global Asset Management, and we are well positioned to provide our clients with deep market insight as well as global coverage and execution.

We continue to focus on our traditional strengths in advisory, capital markets, equities and foreign exchange businesses, complemented by a re-focused rates and credit platform, in order to deliver attractive, sustainable, risk-adjusted returns. Supported by world-class research and technology capabilities, we continue to pioneer innovative and integrated solutions across asset classes. We are thus able to support our clients as they adapt to evolving market structures, driven by regulatory and technological changes.

Our Corporate Client Solutions business unit is comprised of our advisory and capital markets businesses and financing solutions, which are geared toward industries and geographies that offer the best opportunities to meet our long-term strategic goals. We are present in all major financial markets, with coverage based on a comprehensive matrix of country, sector and product banking professionals.

Within Investor Client Services, our industry-leading equities business continues to leverage its global distribution platform and comprehensive product capabilities, to support a broad client base, including UBS’s wealth management businesses, and institutional and retail investors, providing access to primary and secondary equity markets globally. Our foreign exchange and precious metals businesses, underpinned by a world-class distribution platform, continue to be a cornerstone of our services. Consistent with our strategy, our rates and credit businesses are focused on client flow and solutions, in addition to executing and clearing exchange-traded fixed income and commodities derivatives. It serves our capital markets business through an intermediation model, similar to our equities and foreign exchange businesses.

To ensure the ongoing successful execution of our strategy, we continue to invest in technology and selectively recruit talent in key areas across the business. Furthermore, we remain focused on

Operating environment and strategy

our ongoing cost reduction programs and on strengthening our operational risk framework. In 2014, we further optimized internal efficiencies by implementing a targeted technology plan. This plan is based on a long-term portfolio approach across businesses aimed at enhancing the effectiveness of our platform for clients. In addition, we will continue to undertake targeted measures to simplify our production processes, achieve leaner front-to-back processes and operate with a reduced real-estate footprint.

To support our goal of earning attractive returns on our allocated capital, we operate within a tightly controlled framework of balance sheet, risk-weighted assets and leverage ratio denominator. Consistent with this, we assess both the Corporate Client Solutions and the Investor Client Services business units based on the returns they generate individually, as well as assessing the support and contribution they provide across our two business units.

Organizational structure

At the end of 2014, we employed 11,794 personnel in over 35 countries, and had our principal offices in Hong Kong, London, New York, Singapore, Sydney, Tokyo and Zurich.

To ensure that our corporate and institutional clients benefit from our global reach and capabilities in tailoring solutions to meet their individual needs, we are organized into two client-centric business units: Corporate Client Solutions and Investor Client Services. Dedicated management teams in these business units complement our global product capabilities with their regional expertise to foster cross-product and cross-divisional collaboration, enabling us to deliver the firm’s comprehensive range of services to our clients.

We are governed by executive, operating and risk committees and operate through UBS AG branches, and other subsidiaries of UBS Group. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer. In the UK, Investment Bank activities are conducted mainly out of UBS AG London Branch and UBS Limited, consistent with the modified operating model implemented during 2014 for UBS Limited.

Competitors

Our Investment Bank’s strategy and scope is unique, but other competing firms are active in many of the businesses and markets in which we participate. For our leading equities, foreign exchange and corporate advisory businesses, our main competitors are the major global investment banks, including Bank of America Merrill Lynch, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

Products and services

Corporate Client Solutions

This unit provides client coverage, advisory, debt and equity capital market solutions and financing solutions for corporate, financial institution, sponsor clients and UBS’s wealth management businesses. Corporate Client Solutions works closely with Investor Client Services in the distribution and risk management of capital markets products and financing solutions. With a presence in all major financial markets, it is managed by region and is organized on a matrix of product, industry sector and country banking professionals. Its main business lines are as follows:

–

Advisory provides bespoke solutions for our clients’ most complex strategic challenges. This includes mergers and acquisitions advice and execution, as well as refinancing, spin-offs, exchange offers, leveraged buyouts, joint ventures, takeover defense, corporate broking and other advisory services.

–

Equity capital markets offers equity capital-raising services, as well as related derivative products and risk management solutions. Its services include managing initial public offerings, follow-ons, including rights issues and block trades, as well as equity-linked transactions and other strategic equities solutions.

–

Debt capital markets helps corporate and financial institution clients in raising debt capital including investment-grade and emerging market bonds, high-yield bonds, subordinated debt and hybrid capital. It also provides leveraged capital services, which include event-driven (acquisition, leveraged buy-out) loans, bonds and mezzanine financing. All debt products are provided alongside risk management solutions, including derivatives in close collaboration with our foreign exchange, rates and credit businesses.

–

Financing solutions serves corporate and investor clients across the globe by providing customized solutions across asset classes via a wide range of financing capabilities, including structured financing, real estate finance and special situations.

–	Risk management includes corporate lending and associated hedging activities.

Investor Client Services

Investor Client Services, which includes our equities business and our foreign exchange, rates and credit business, provides a comprehensive distribution platform with enhanced cross-asset delivery as well as specialist skills to our corporate, institutional and wealth management clients.

Equities

We are one of the world’s largest equities houses and a leading participant in the primary and secondary markets for cash equities and equity derivatives. We provide a full front-to-back product suite globally, including financing, execution, clearing and custody services. Our franchise takes a client-centric approach in serving hedge funds, asset managers, wealth management advisors, financial institutions and sponsors, pension funds, sovereign wealth funds and corporations globally. We distribute, structure, execute, finance and clear cash equity and equity derivative products. Our research franchise provides in-depth investment analysis on companies, sectors, regions, macroeconomic trends, public policy and asset-allocation strategies. The main business lines of the equities unit are:

59

Operating environment and strategy

Investment Bank

–

Cash provides clients with liquidity, investment advisory, trade execution and consultancy services, together with comprehensive access to primary and secondary markets, corporate management and subject matter experts. We offer full-service trade execution for single stocks and portfolios, including capital commitment, block trading, small cap execution and commission management services. In addition, we provide clients with a full suite of advanced electronic trading products, direct market access to over 100 venues worldwide, including low-latency execution, innovative algorithms and pre-trade, post-trade and real-time analytical tools. Our broker and intermediary services franchise offers execution and price improvement to retail wholesalers.

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

–

Financing services provides a fully integrated platform for our hedge fund clients, including prime brokerage, capital introduction, clearing and custody, synthetic financing and securities lending. In addition, we execute and clear exchange-traded equity derivatives in more than 45 markets globally. The business efficiently manages its allocated resources to deliver attractive, risk-adjusted returns.

Foreign exchange, rates and credit

This unit consists of our leading foreign exchange franchise and our market-leading precious metals business, as well as select rates and credit businesses. These businesses support the execution, distribution and risk management related to corporate and institutional client businesses, and they also meet the needs of UBS’s wealth management clients via targeted intermediaries. We are focused on building a leading agency execution and electronic trading business, and continue to maintain high levels of balance sheet velocity. The main business lines are:

–

Foreign exchange provides a full range of G10 and emerging markets currency and precious metals services globally. We are a leading foreign exchange market-maker in the professional spot, forwards and options markets. We provide clients worldwide with first-class execution facilities (voice, electronic, algorithmic) coupled with premier advisory and structuring capabilities when tailored solutions best fit our clients’ positioning, hedging or liquidity management. We have been present in physical and non-physical precious metals markets for almost one century, providing trading, investing and hedging across the precious metals spectrum.

–

Rates and credit encompasses sales, trading and market-making in a selected number of rates and credit products, including standardized rates-driven products, interest rate swaps, medium-term notes, government and corporate bonds, bank notes, credit derivatives and the execution and clearing of exchange-traded fixed income and commodities derivatives. In addition, we work closely with Corporate Client Solutions, providing support to our debt capital markets businesses and tailoring customized financing solutions for our clients.

Operating environment and strategy

Corporate Center

Corporate Center is comprised of Core Functions and Non-core and Legacy Portfolio. Core Functions include Group-wide control functions such as finance (including treasury services such as liquidity, funding, balance sheet and capital management), risk control (including compliance) and legal. In addition, Core Functions provide all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Non-core and Legacy Portfolios is comprised of the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

Corporate Center – Core Functions

At the end of 2014, 23,637 personnel were employed in Corporate Center – Core Functions. Core Functions allocates the majority of its treasury income, operating expenses and personnel associated with control and shared services functions to the businesses for which the respective services are performed based on service consumption and financial resource usage.

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new components, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM).

Group Chief Financial Officer

Our Group Chief Financial Officer (Group CFO) is responsible for ensuring transparency in, and the assessment of, the financial performance of our Group and business divisions and for the Group’s financial accounting, controlling, forecasting, planning and reporting processes. The Group CFO also provides advice on financial aspects of strategic projects and transactions. The Group CFO is responsible for divisional and UBS Group financial control functions. The Group CFO is also responsible for management and control of the Group’s tax affairs and for treasury and capital management, including management and control of funding and liquidity risk with independent oversight from the Group Chief Risk Officer (Group CRO), and UBS’s regulatory capital ratios. After consultation with the Audit Committee of the Board of Directors (BoD), our Group CFO makes proposals to the BoD regarding the accounting standards adopted by the Group, and defines financial reporting and disclosure standards. Together with the Group Chief Executive Officer (Group CEO), the Group CFO provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act of 2002, and, in coordination with the Group CEO, manages relations with investors and external analysts. The Group CFO supports the Group CEO in strategy development and key strategic topics. The Corporate Development function supports UBS’s senior management in the definition, implementation and monitoring of UBS’s strategy.

Group Chief Operating Officer

Our Group Chief Operating Officer (Group COO) is responsible for the management of the Group COO functions, which from January 2014 onward includes Group Technology, Group Operations, Group Corporate Services and Business Design & Effectiveness. The Group COO is responsible for providing quality, cost-effective and differentiating Group-wide IT services and tools in line with the needs of the business divisions and Corporate Center and for the delivery of a wide range of operational services across all business divisions and regions. The Group COO is also responsible for supplying real estate infrastructure and general administrative services, and for directing and controlling all supply and demand management activities for the entire firm. He supports the firm with its third-party sourcing strategies and takes responsibility for the bank’s nearshore, offshore, outsourcing and supplier-related processes. The Group COO supports the firm in enabling change and transition to better serve our clients by redefining the level of services and product offerings throughout the firm, improving the effectiveness and efficiency of UBS’s operating model and processes, reducing complexity and enhancing the flexibility and agility of the organization.

Group Chief Risk Officer

The Group Chief Risk Officer is responsible for the development of the Group’s risk appetite framework, its risk management and control principles and risk policies. In accordance with the risk appetite framework approved by the Board, the Group CRO is responsible for the implementation of appropriate independent control frameworks for credit, market, treasury, country, compliance and operational risks within the Group. The Group CRO is also responsible for the development and implementation of the frameworks for risk measurement, aggregation, portfolio controls and, jointly with the Group CFO, for risk reporting. The Group CRO decides over transactions, positions, exposures, portfolio limits and risk provisions/allowances in accordance with the risk control authorities delegated to him. The Group CRO has management responsibility over the divisional, regional and firm-wide risk control functions, and monitors and challenges the bank’s

Operating environment and strategy

Corporate Center

risk-taking activities. In January 2014, the compliance and operational risk organizations were brought together to form a single function focusing on the control of our regulatory, conduct and operational risks across all business divisions. This integrated unit reports to the Group CRO. Also effective January 2014, our Group Security Services function became part of the Group CRO area.

Group General Counsel

Our Group General Counsel (Group GC) is responsible for legal matters, policies and processes, and for managing the legal function of our Group. The Group GC is responsible for reporting legal risks and material litigation, and for managing litigation, internal, special and regulatory investigations. The Group GC assumes responsibility for legal oversight in respect of the Group’s key regulatory interactions and for maintaining the relationships with our key regulators with respect to legal matters.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio is comprised of the non-core businesses and legacy positions that that were part of the Investment Bank prior to its restructuring, and is over-seen by a committee consisting of the Group Chief Executive Officer, the Group Chief Financial Officer and the Group Chief Risk Officer.

Non-core and Legacy Portfolio’s businesses and positions are being managed and exited over time with the objective of maximizing shareholder value, in line with our strategic plan. We have established clear priorities for regions, counterparties and product lines and have developed detailed wind-down plans with the objective of achieving capital benefits at optimized cost. Non-core and Legacy Portfolio works closely with sales managers and bankers in the Investment Bank as well as with trading market contacts in attempting to execute the most appropriate strategy for each situation, and has built strong management information systems to track the progress of risk-weighted assets (RWA) and leverage ratio denominator reductions and exit costs. The wind-down and exit strategies include negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties and portfolio sales. Significant simplification of books and trades also contributed to our strong progress, and dynamic risk management and hedging of positions effectively mitigated profit and loss volatility in the portfolio.

Fully applied RWA for Non-core and Legacy Portfolio as of 31 December 2014 were CHF 36 billion. As of 31 December 2014, 1,480 personnel were employed within Non-core and Legacy Portfolio compared with 1,585 personnel as of 31 December 2013.

Operating environment and strategy

Risk factors

EDTF | Certain risks, including those described below, may impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not presently aware or which we currently do not consider to be material could also impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the potential magnitude of their consequences. ▲

Fluctuation in foreign exchange rates and continuing low or negative interest rates may have a detrimental effect on our capital strength, our liquidity and funding position, and our profitability

EDTF | On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25%, (previously negative 0.75% to positive 0.25%). These decisions resulted in an immediate, considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. The longer-term rate of the Swiss franc against these other currencies is not certain, nor is the future direction of Swiss franc interest rates. Several other central banks have likewise adopted a negative-interest-rate policy.

A significant portion of the equity of UBS’s foreign operations is denominated in US dollars, euros, British pounds and other foreign currencies.

Similarly, a significant portion of our Basel III risk-weighted assets (RWA) are denominated in US dollars, euros, British pounds and other foreign currencies. Group Asset and Liability Management (Group ALM) is mandated with the task of minimizing adverse effects from changes in currency rates on our capital ratios. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and total capital ratio. As a result, the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, and any further significant appreciation of the Swiss franc against these currencies would be expected to benefit our Basel III capital ratios, while a depreciation of the Swiss franc would be expected to have a detrimental effect.

The portion of our operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on our earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, our equity and capital are affected by changes in interest rates. In particular, the calculation of our net defined benefit assets and liabilities is sensitive to the discount rate applied. Any further reduction in interest rates would lower the discount rates and result in an increase in pension plan deficits due to the long duration of corresponding liabilities. This would lead to a corresponding reduction in our equity and fully applied CET1 capital. Also, a continuing low or negative interest rate environment would have an adverse effect on the re-pricing of our assets and liabilities, and would significantly impact the net interest income generated from our wealth management and retail and corporate businesses. The low or negative interest rate environment may affect customer behavior and hence the overall balance sheet structure. Any mitigating actions that we may take to counteract these effects, such as the introduction of selective deposit fees or minimum lending rates, could result in the loss of customer deposits, a key source of our funding, and/or a declining market share in our domestic lending portfolio.

Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods. ▲

Regulatory and legal changes may adversely affect our business and our ability to execute our strategic plans

EDTF | Fundamental changes in the laws and regulations affecting financial institutions can have a material and adverse effect on our business. In the wake of the 2007–2009 financial crisis and the following instability in global financial markets, regulators and legislators have proposed, have adopted, or are actively considering, a wide range of changes to these laws and regulations. These measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. They include the following:

–	significantly higher regulatory capital requirements;
–	changes in the definition and calculation of regulatory capital;
–	changes in the calculation of RWA, including potential requirements to calculate or disclose RWA using less risk-sensitive standardized approaches rather than the internal models approach

Operating environment and strategy

Risk factors

we currently use as required by FINMA under the Basel III framework;
–	changes in the calculation of the leverage ratio or the introduction of a more demanding leverage ratio;
–	new or significantly enhanced liquidity requirements;
–	requirements to maintain liquidity and capital in jurisdictions in which activities are conducted and booked;
–	limitations on principal trading and other activities;
–	new licensing, registration and compliance regimes;
–	limitations on risk concentrations and maximum levels of risk;
–	taxes and government levies that would effectively limit balance sheet growth or reduce the profitability of trading and other activities;
–	cross-border market access restrictions;
–	a variety of measures constraining, taxing or imposing additional requirements relating to compensation;
–	adoption of new liquidation regimes intended to prioritize the preservation of systemically significant functions;
–

requirements to maintain loss-absorbing capital or debt instruments subject to write down as part of recovery measures or a resolution of the Group or a Group company, including requirements for subsidiaries to maintain such instruments;

–

requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to manage, restructure, disassemble or liquidate, including ring-fencing certain activities and operations within separate legal entities; and

–	requirements to adopt risk and other governance structures at a local jurisdiction level.

Many of these measures have been adopted and their implementation has had a material effect on our business. Others will be implemented over the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there remains a high level of uncertainty regarding a number of the measures referred to above, including whether (or the form in which) they will be adopted, the timing and content of implementing regulations and interpretations and/or the dates of their effectiveness. The implementation of such measures and further, more restrictive changes may materially affect our business and ability to execute our strategic plans.

Notwithstanding attempts by regulators to coordinate their efforts, the measures adopted or proposed differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. The absence of a coordinated approach, moreover, disadvantages institutions headquartered in jurisdictions that impose relatively more stringent standards. Switzerland has adopted capital and liquidity requirements for its major international banks that are among the strictest of the major financial centers. This could disadvantage Swiss banks, such as UBS, when they compete with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors. ▲

è	Refer to the “Regulatory and legal developments” in this report for more information on changes in 2014

Regulatory and legislative changes in Switzerland

EDTF | Swiss regulatory changes have generally proceeded more quickly in capital, liquidity and other areas than those in other major jurisdictions, and FINMA, the SNB and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as UBS, than those adopted or proposed by regulatory authorities in other major global financial centers. In December 2014, a group of senior experts representing the private sector, authorities and academia (the Brunetti group) appointed by the Swiss Federal Council published recommendations on, among other things, safeguarding systemic stability and too big to fail (TBTF), including with respect to the calculation of RWA, higher leverage ratio and withdrawing regulatory waivers at the level of the entity holding systemically relevant functions. The Brunetti group’s work on the TBTF regime served as the basis for the Swiss Federal Council’s review report on the Swiss TBTF law that was presented to the Swiss parliament in February 2015. In its report, the Swiss Federal Council confirmed the findings of the Brunetti group and mandated the Federal Department of Finance to set up a working group with representatives of FINMA and SNB that is expected to submit proposals to the Swiss government by the end of 2015. This may result in further changes to the Swiss TBTF and regulatory regime.

Capital regulation: A revised banking ordinance and capital adequacy ordinance implementing the Basel III capital standards and the Swiss TBTF law became effective on 1 January 2013. As a systemically relevant Swiss bank, we are subject to base capital requirements, as well as a progressive buffer that scales with our total exposure (a metric that is based on our balance sheet size) and market share in Switzerland. In addition, Swiss governmental authorities have the authority to impose an additional countercyclical buffer capital requirement of up to 2.5% of RWA. This authority has been exercised to impose an additional capital charge of 2% in respect of RWA arising from Swiss residential mortgage loans. FINMA has further required banks using the internal ratings based approach to use a bank-specific multiplier when calculating RWA for owner-occupied Swiss residential mortgages, which is being phased in through 2019. FINMA has notified us that the RWA increase should be extended to Swiss income producing and commercial real estate from the first quarter of 2015. FINMA also announced that the RWA levels of other asset classes are to be reviewed. We understand these reviews to be in anticipation of the Basel Committee on Banking Supervision (BCBS) expected prudential reforms, for example, the reduction in the variability of capital ratios or capital floors.

In addition, we have mutually agreed with FINMA to an incremental operational capital requirement to be held against litigation, regulatory and similar matters and other contingent liabilities, which added CHF 17.5 billion to our RWA as of 31 December 2014. There can be no assurance that we will not be subject to increases in capital requirements in the future either from the imposition of additional requirements or changes in the calculation of RWA or other components of the existing minimum capital requirement.

Operating environment and strategy

The BCBS has issued far-reaching proposals (i) on revising the standardized approach to credit risk, e.g., by relying less on external credit ratings, reducing the scope of national discretion and strengthening the link between the standardized and the IRB approach, (ii) on mandatory disclosure of RWA based on the standardized approach and (iii) on the design of a capital floor framework. If adopted by the BCBS and implemented into Swiss regulation, implementation of disclosure or capital calculations based on the standardized approach would result in significant implementation costs to us. In addition, a capital standard or floor based on the standardized approach would likely be less risk sensitive and would likely result in higher capital requirements.

Liquidity and funding: We are required to maintain a Liquidity Coverage Ratio (LCR) of high-quality liquid assets to estimated stressed short-term funding outflows and will be required to maintain a Net Stable Funding Ratio (NSFR), both of which are intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets.

We currently calculate our LCR under supervisory guidance from FINMA. FINMA has issued a circular, which requires us to calculate our leverage ratio using new rules that align the leverage ratio denominator with the rules issued by the Bank of International Settlements (BIS). We will make use of a one-year transition period under which the prior definition may still be used, but we must disclose both measures of LCR commencing with the first quarter of 2015.

Neither the international nor Swiss standards for the calculation of NSFR have been fully implemented.

These requirements, together with liquidity requirements imposed by other jurisdictions in which we operate, require us to maintain substantially higher levels of overall liquidity than was previously the case. Increased capital requirements and higher liquidity requirements make certain lines of business less attractive and may reduce our overall ability to generate profits. The LCR and NSFR calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in a market or firm-specific stress situation. There can be no assurance that in an actual stress situation our funding outflows would not exceed the assumed amounts.

Resolution planning and resolvability: The revised Swiss banking act and capital adequacy ordinances provide FINMA with additional powers to intervene to prevent a failure or resolve a failing financial institution. These measures may be triggered when certain thresholds are breached and permit the exercise of considerable discretion by FINMA in determining whether, when or in what manner to exercise such powers. In case of a threatened insolvency, FINMA may impose more onerous requirements on us, including restrictions on the payment of dividends and interest. Although the actions that FINMA may take in such circumstances are not yet defined, we could be required directly or indirectly, for example, to alter our legal structure (e.g., to separate lines of business into dedicated entities, with limitations on intra-group funding and certain guarantees), or to further reduce business risk levels in some manner. The Swiss banking act also provides FINMA with the ability to extinguish or convert to common equity the liabilities of a bank in connection with its resolution.

Swiss TBTF requirements require systemically important banks, including us, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance. The Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. Such actions would likely include an alteration of the legal structure of a bank group in a manner that would insulate parts of the group to exposure from risks arising from other parts of the group thereby making it easier to dispose of certain parts of the group in a recovery scenario, to liquidate or dispose of certain parts of the group in a resolution scenario or to execute a debt bail-in. However, there is no certainty with respect to timing or size of a potential capital rebate.

We have announced a series of measures to improve our resolvability:

–	In December 2014, UBS Group AG completed an exchange offer for the shares of UBS AG and now holds approximately 97% of the outstanding shares of UBS AG and is the holding company for UBS Group.
–

We plan to establish a new banking subsidiary of UBS in Switzerland and filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include our Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. We expect to implement this change in a phased approach starting in mid-2015.

–

In the United Kingdom, in consultation with UK and Swiss regulators, we have implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014 with a follow-up phase scheduled for implementation during the second quarter of 2015. This change entails UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. We have increased the capitalization of UBS Limited accordingly.

–

In the United States, new rules for foreign banks promulgated by the Federal Reserve System under Sections 165 and 166 of Dodd-Frank will require an intermediate holding company to own all of our operations other than US branches of UBS AG by 1 July 2016. As a result, we will designate an intermediate holding company to hold all our US subsidiaries.

We may consider further changes to our legal structure in response to regulatory requirements in Switzerland or in other countries in which we operate, including to further improve our resolvability, to respond to Swiss and other capital requirements and to respond to regulatory required changes in legal structure. Such changes may include the transfer of operating subsidiaries

Operating environment and strategy

Risk factors

of UBS AG to become direct subsidiaries of UBS Group AG, the transfer of shared service and support functions to service companies and adjustments to booking entity or location of services or products. Structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect feasibility, scope and timing. Movement of businesses to a new subsidiary (subsidiarization) will require significant time and resources to implement. Subsidiarization in Switzerland and elsewhere may create operational, capital, funding and tax inefficiencies and increase our and counterparties’ credit risk. Refer to “Regulatory and legislative changes outside Switzerland” for a description of other regulatory and legislative developments that may affect these decisions and further discussion of these risks. There can be no assurance that the execution of the changes we have planned or may implement in the future will result in a material reduction in the progressive capital buffer as permitted under the Swiss TBTF law or that these changes will satisfy existing or future requirements for resolvability or mandatory structural change in banking organizations.

Market regulation: The Swiss government has also held a consultation on proposed regulations that would affect the terms of client relationships, including providing clients of financial intermediaries and consumer groups a right of collective action against a financial intermediary. These laws may, if enacted, have a material impact on the market infrastructure that we use, available platforms, collateral management and the way we interact with clients. In addition, these initiatives may cause us to incur material implementation costs. ▲

Regulatory and legislative changes outside Switzerland

EDTF | Regulatory and legislative changes in other locations in which we operate may subject us to a wide range of new restrictions both in individual jurisdictions and, in some cases, globally.

Banking structure and activity limitations: Some of these regulatory and legislative changes may subject us to requirements to move activities from UBS AG branches into subsidiaries. Such “subsidiarization” can create operational, capital and tax inefficiencies, increase our aggregate credit exposure to counterparties as they transact with multiple entities within UBS, expose our businesses to higher local capital requirements, and potentially give rise to client and counterparty concerns about the credit quality of individual subsidiaries. Such changes could also negatively affect our funding model and severely limit our booking flexibility.

For example, we have significant operations in the UK and we currently use UBS AG’s London branch as a global booking center for many types of products. We have been required by the Prudential Regulatory Authority (PRA) and by FINMA to increase very substantially the capitalization of our UK bank subsidiary, UBS Limited, and may be required to change our booking practices to reduce or even eliminate our utilization of UBS AG’s London branch as a global booking center for the ongoing business of the Investment Bank. In addition, the UK Independent Commission on Banking has recommended structural and non-structural reforms of the banking sector, most of which have been endorsed by the UK government and implemented in the Financial Services (Banking Reform) Act. Key proposed measures include the ring-fencing of retail banking activities in the UK (which we do not expect to affect us directly), additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance by UK banks of debt subject to bail-in provisions. Furthermore, the European Commission published its proposal for a “Regulation on bank structural reform” in January 2014. The objectives of the Regulation center on the reduction of the systemic impact of banks and addressing the too big to fail problem. Proposals include the separation of retail banking activities from wholesale banking activities together with a ban on proprietary trading and lending to hedge funds and private equity funds. Significant divergence in views on the scope and application of these proposals persists at the EU level with full potential political agreement not likely before early 2016. Issues that remain the subject of debate include how prescriptive to be as to separation requirements and which trading activities entities can and cannot engage in. The applicability and implications of such changes to branches and subsidiaries of foreign banks are also not yet entirely clear, but they could have a material adverse effect on our businesses located or booked in the UK and other EU locations.

In February 2014, the Federal Reserve Board issued final rules for foreign banking organizations (FBO) operating in the US (under Section 165 of Dodd-Frank) that include the following: (i) a requirement for FBO with more than USD 50 billion of US non-branch assets to establish an intermediate holding company (IHC) to hold all US subsidiary operations, (ii) risk-based capital and leverage requirements for the IHC, (iii) liquidity requirements, including a 30-day onshore liquidity requirement for the IHC, (iv) risk management requirements including the establishment of a risk committee and the appointment of a US chief risk officer, (v) stress test and capital planning requirements and (vi) a debt-to-equity limit for institutions that pose “a grave threat” to US financial stability. Requirements differ based on the overall size of the foreign banking organization and the amount of its US-based assets. We expect that we will be subject to the most stringent requirements based on our current operations. We will have to establish an IHC by 1 July 2016 and meet many of the new requirements. The IHC will not need to comply with the US leverage ratio until 1 January 2018.

US regulators published final regulations implementing the Volcker Rule in December 2013 and generally extended until 2015 the time to conform to this rule and the related regulations. In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning interests in hedge funds and other private fund vehicles. The Volcker Rule also broadly limits investments and other transactional activities between a bank and funds that the bank has sponsored or with which the bank has certain other relationships. The Volcker Rule permits us and other non-US banking entities to engage in certain activities that would otherwise be prohibited to the extent that

Operating environment and strategy

they are conducted solely outside the US and certain other conditions are met. We will be required to establish an extensive global compliance framework to ensure compliance with the Volcker Rule and the available exemptions. Moreover, the Volcker Rule may affect the way in which we conduct certain business lines. We continue to evaluate the final rule and its impact on our activities. The Volcker Rule could have a substantial impact on market liquidity and the economics of market-making activities.

OTC derivatives regulation: In 2009, the G20 countries committed to require all standardized over-the-counter (OTC) derivative contracts to be traded on exchanges or trading facilities and cleared through central counterparties by the end of 2012. This commitment is being implemented through Dodd-Frank in the US and corresponding legislation in the EU, Switzerland and other jurisdictions, and has and will continue to have a significant effect on our OTC derivatives business, which is conducted primarily in the Investment Bank. For example, we expect that, as a rule, the shift of OTC derivatives trading to a central clearing model will tend to reduce profit margins in these products, although some market participants may be able to offset this effect with higher trading volumes in commoditized products. Although we are preparing for these thematic market changes, the changes are likely to reduce the revenue potential of certain lines of business for market participants generally, and we may be adversely affected.

These mandatory clearing requirements will be supplemented by mandatory requirements to trade such clearable instruments on regulated venues under the forthcoming Markets in Financial Instruments Directive (MiFID II) and the Markets in Financial Instruments Regulation (MiFIR). These two pieces of legislation, together with the more detailed implementing measures, due to take effect in early 2017, have the potential to bring about a major change to many aspects of the way financial services are provided in and into the European Economic Area. All areas of the provision of financial services are impacted across all client types. Some notable areas covered include increased pre and post-trade transparency, particularly into the area of fixed income products; further restrictions on the provision of inducements; the introduction of a new discretionary trading venue with the aim of regulating broker crossing networks; trading controls for algorithmic trading activities; increased conduct of business requirements and strengthened supervisory powers which include powers for authorities to ban products or services in particular situations. We will not know the full effect of this legislation until the details of the implementing legislation and national implementation (where applicable) are completed. We expect that this legislation will necessitate changes in business models and procedures in a number of areas. This will likely entail the expenditure of significant time and resources on an on-going basis and, in common with some other legislative proposals in this area, may also reduce the revenue potential of some of our businesses.

UBS AG registered as a swap dealer with the Commodity Futures Trading Commission (CFTC) in the US at the end of 2012, enabling the continuation of its swaps business with US persons. We expect to register UBS AG as a securities-based swap dealer with the SEC, when its registration is required. Regulations issued by the CFTC impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, apply to UBS AG globally. Application of these requirements to UBS AG’s swaps business with non-US persons continues to present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to us outside the US, including in Switzerland, and may place us at a competitive disadvantage to firms that are not CFTC-registered swap dealers.

Regulation of cross-border provision of financial services: In many instances we provide services on a cross-border basis. We are therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the European Union (EU) to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities on the basis of some notion of comity (e.g., substituted compliance and equivalence determination). While the issuance of such determinations in particular jurisdictions may ensure our access to markets in those jurisdictions, a negative determination in other jurisdictions may negatively influence our ability to act as a global firm. In addition, as jurisdictions tend to apply such determinations on a jurisdictional level rather than on an entity level, we will generally need to rely on jurisdictions’ willingness to collaborate. ▲

Resolution and recovery; bail-in

EDTF | We are currently required to produce recovery and resolution plans in the US, the UK, Switzerland and Germany and are likely to face similar requirements for our operations in other jurisdictions, including our operations in the EU as a whole as part of the proposed EU Bank Recovery and Resolution Directive. Resolution plans may increase the pressure on us to make structural changes, such as the creation of separate legal entities, if the resolution plan in any jurisdiction identifies impediments that are not acceptable to the relevant regulators. Such structural changes may negatively impact our ability to benefit from synergies between business units, and if they include the creation of separate legal entities, may have the other negative consequences mentioned above with respect to subsidiarization more generally.

The Financial Stability Board (FSB) and the BCBS have issued proposed standards on Total Loss-Absorbing Capacity (TLAC) that aims to build up adequate loss-absorbing capacity for global systemically important banks to ensure that an orderly wind-down is possible. The FSB proposes that a minimum Pillar 1 TLAC requirement be set within the range of 16% to 20% of RWA and at least twice the Basel III tier 1 leverage ratio requirement. In addition, a number of jurisdictions, including Switzerland, the US, the UK and the EU, have implemented or are considering implementing changes that would allow resolution authorities to write down or convert into equity

Operating environment and strategy

Risk factors

unsecured debt to execute a bail-in. The scope of bail-in authority and the legal mechanisms that would be utilized for the purpose are subject to a great deal of development and interpretation. Regulatory requirements to maintain minimum TLAC, including potential requirements to maintain TLAC at subsidiaries, as well as the power of resolution authorities to bail in TLAC and other debt obligations and uncertainty as to how such powers will be exercised, may increase the total amount and cost of funding for us. ▲

Possible consequences of regulatory and legislative developments

EDTF | Planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect on our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on our ability to compete with other financial institutions. The developments have been, and are likely to continue to be, costly to implement and could also have a negative impact on our legal structure or business model, potentially generating capital inefficiencies and affecting our profitability. Finally, the uncertainty related to, or the implementation of, legislative and regulatory changes may have a negative impact on our relationships with clients and our success in attracting client business. ▲

Our capital strength is important in supporting our strategy, client franchise and competitive position

EDTF | Our capital position, as measured by the fully applied common equity tier 1 and total capital ratios under Basel III requirements, is determined by: (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (ii) eligible capital. Both RWA and eligible capital may fluctuate based on a number of factors. RWA are driven by our business activities and by changes in the risk profile of our exposures, as well as regulatory requirements. For instance, substantial market volatility, a widening of credit spreads (a major driver of our value-at-risk), adverse currency movements, increased counterparty risk, deterioration in the economic environment, or increased operational risk could result in a rise in RWA. Our eligible capital would be reduced if we experience net losses or losses through other comprehensive income, as determined for the purpose of the regulatory capital calculation, which may also render it more difficult or more costly for us to raise new capital. In addition, eligible capital can be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, acquisitions and divestments changing the level of goodwill, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities or in the interest rate and other assumptions used to calculate the changes in our net defined benefit obligation recognized in other comprehensive income.

See “Fluctuation in foreign exchange rates and continuing low or negative interest rates may have a detrimental effect on our capital strength, our liquidity and funding position, and our profitability.” Any such increase in RWA or reduction in eligible capital could materially reduce our capital ratios.

Risks captured in the operational risk component of RWA have become increasingly significant as a component of our overall RWA as a result of significant reductions in market and credit risk RWA, as we execute our strategy, and increased operational risk charges arising from operational risk events (including charges arising from litigation, regulatory and similar matters). We have agreed with FINMA on a supplemental analysis that is used to calculate an incremental operational risk capital charge to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based on this supplemental analysis as of 31 December 2014 was CHF 17.5 billion. Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters. There can be no assurance that we will be successful in addressing these matters and reducing or eliminating the incremental operational risk component of RWA.

The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or their interpretation, as well as the exercise of regulatory discretion. Changes in the calculation of RWA under Basel III and Swiss requirements (such as the revised treatment of certain securitization exposures under the Basel III framework) have significantly increased the level of our RWA and, therefore, have adversely affected our capital ratios. We have achieved substantial reductions in RWA, in part to mitigate the effects of increased capital requirements. Further changes in the calculation of RWA, imposition of additional supplemental RWA charges, or imposition of an RWA floor based on the standardized approach or other methodology could substantially increase our RWA. In addition, we may not be successful in our plans to further reduce RWA, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments or actions to some degree counteract the benefit of our actions.

In addition to the risk-based capital requirements, we are subject to a minimum leverage ratio requirement for Swiss systemically relevant banks. The leverage ratio operates separately from the risk-based capital requirements, and, accordingly, under certain circumstances could constrain our business activities even if we satisfy other risk-based capital requirements. We have achieved substantial reductions in our balance sheet and expect to make further reductions as we wind down our Non-core and Legacy Portfolio positions. These reductions have improved our leverage ratio and contributed to our ability to comply with the more stringent leverage ratio requirements. There is also a risk that the minimum leverage ratio requirement will be increased significantly beyond the levels currently scheduled to come into effect, which

Operating environment and strategy

would make it more difficult for us to satisfy the requirements without adversely affecting certain of our businesses. The leverage ratio is a simple balance sheet measure and therefore limits balance sheet intensive activities, such as lending, more than activities that are less balance sheet intensive.

Changes in international or Swiss requirements for risk-based capital, leverage ratios, LCR or NSFR, including changes in minimum levels, method of calculation or supervisory add-ons could have a material adverse effect on our capital position and our business. Any such changes that are implemented only in Switzerland or more quickly in Switzerland may have an adverse effect on our competitive position compared with institutions regulated under different regimes. ▲

We may not be successful in completing our announced strategic plans or in implementing changes in our businesses to meet changing market, regulatory and other conditions

EDTF | In October 2012, we announced a significant acceleration in the implementation of our strategy. The strategy included transforming our Investment Bank to focus it on its traditional strengths, very significantly reducing Basel III RWA and further strengthening our capital position, and significantly reducing costs and improving efficiency. We have substantially completed the transformation of our business, but elements remain that are not complete. There continues to be a risk that we will not be successful in completing the execution of our plans, that our plans may be delayed, that market events may adversely affect the implementation of our plan or that the effects of our plans may differ from those intended.

We have substantially reduced the RWA and balance sheet usage of our Non-core and Legacy Portfolio positions, but there can be no assurance that we will continue to be able to exit them as quickly as our plans suggest or that we will not incur significant losses in doing so. The continued illiquidity and complexity of many of our legacy risk positions in particular could make it difficult to sell or otherwise exit these positions and reduce the RWA and the balance sheet usage associated with these exposures. As the size of the Non-core and Legacy Portfolio decreases, achieving a complete exit of particular classes of transactions will be necessary to achieve the reductions of RWA, balance sheet and costs associated with the positions. At the same time, our ability to meet our future capital targets and requirements depends in part on our ability to reduce RWA and balance sheet usage without incurring unacceptable losses.

As part of our strategy, we have a program underway to achieve significant incremental cost reductions. The success of our strategy and our ability to reach certain of the targets we have announced depends on the success of the effectiveness and efficiency measures we are able to carry out. As is often the case with major effectiveness and efficiency programs, our plans involve significant risks. Included among these are the risks that restructuring costs may be higher and may be recognized sooner than we have projected, that we may not be able to identify feasible cost reduction opportunities that are also consistent with our business goals and that cost reductions may be realized later or may be less than we anticipate. Changes in workforce location or reductions in workforce can lead to charges to the income statement well in advance of the cost savings intended to be achieved through such workforce strategy. For example, under IFRS we are required to recognize provisions for real estate lease contracts when the unavoidable costs of meeting the obligations under the contracts are considered to exceed the future economic benefits expected to be received under them. In addition, as we implement our effectiveness and efficiency programs we may experience unintended consequences such as the loss or degradation of capabilities that we need in order to maintain our competitive position and achieve our targeted returns.

We are exposed to possible outflows of client assets in our asset-gathering businesses and to changes affecting the profitability of our Wealth Management business division and we may not be successful in implementing the business changes needed to address them. We experienced substantial net outflows of client assets in our wealth management and asset management businesses in 2008 and 2009. The net outflows resulted from a number of different factors, including our substantial losses, damage to our reputation, the loss of client advisors, difficulty in recruiting qualified client advisors and tax, legal and regulatory developments concerning our cross-border private banking business.

Many of these factors have been successfully addressed. Our Wealth Management and Wealth Management Americas business divisions recorded substantial net new money inflows in 2013 and 2014. Long-term changes affecting the cross-border private banking business model will, however, continue to affect client flows in the Wealth Management business division for an extended period of time. One of the important drivers behind the longer-term reduction in the amount of cross-border private banking assets, particularly in Europe but increasingly also in other regions, is the heightened focus of fiscal authorities on cross-border investments. Changes in local tax laws or regulations and their enforcement and the implementation of cross-border tax information exchange regimes may affect the ability or the willingness of our clients to do business with us or the viability of our strategies and business model. For the last three years, we have experienced net withdrawals in our Swiss booking center from clients domiciled elsewhere in Europe, in many cases related to the negotiation of tax treaties between Switzerland and other countries.

The net new money inflows in recent years in our Wealth Management business division have come predominantly from clients in Asia Pacific and in the ultra high net worth segment globally. Over time, inflows from these lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular cross-border European clients. This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of our revenues than in the past, put downward pressure on our return on invested assets and adversely affect the profitability of our Wealth Management business division. We have implemented

Operating environment and strategy

Risk factors

changes in our product offerings and service improvements, and will continue our efforts to adjust to client trends and market dynamics as necessary, in an effort to overcome the effects of these changes in the business mix on our profitability, but there can be no assurance that we will be able to counteract those effects. In addition, we have made changes to our business offerings and pricing practices in line with the Swiss Supreme Court case concerning “retrocessions” (fees paid to a bank for distributing third-party and intra-group investment funds and structured products) and other industry developments. These changes may adversely affect our margins on these products and the current offering may be less attractive to clients than the products it replaces. There can be no assurance that we will be successful in our efforts to offset the adverse impact of these trends and developments.

Global Asset Management experienced net outflows of client assets in 2012 and 2013, although it had net inflows for the first three quarters of 2014 and for full year 2014. Further net outflows of client assets could adversely affect the results of this business division. ▲

Material legal and regulatory risks arise in the conduct of our business

EDTF | The nature of our business subjects us to significant regulatory oversight and liability risk. As a global financial services firm operating in more than 50 countries, we are subject to many different legal, tax and regulatory regimes. We are involved in a variety of claims, disputes, legal proceedings and government investigations. These proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of most of these matters, and their potential effect on our future business or financial results, is extremely difficult to predict.

In December 2012, we announced settlements totaling approximately CHF 1.4 billion in fines by and disgorgements to US, UK and Swiss authorities to resolve investigations by those authorities relating to LIBOR and other benchmark interest rates. We entered into a non-prosecution agreement with the US Department of Justice (DOJ) and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. The settlements do not resolve investigations by other authorities or civil claims that have been or may in the future be asserted by private and governmental claimants with respect to submissions regarding LIBOR or other benchmark interest rates. The extent of our financial exposure to these remaining matters is extremely difficult to estimate and could be material.

Our settlements with governmental authorities in connection with LIBOR and benchmark interest rates starkly illustrate the much-increased level of financial and reputational risk now associated with regulatory matters in major jurisdictions. Very large fines and disgorgement amounts were assessed against us, and the guilty plea of our subsidiary was required, despite our full cooperation with the authorities in the investigations relating to LIBOR and other benchmark interest rates, and despite our receipt of conditional leniency or conditional immunity from antitrust authorities in a number of jurisdictions, including the US and Switzerland. We understand that, in determining the consequences to us, the authorities considered the fact that it has in the recent past been determined that we have engaged in serious misconduct in several other matters. The heightened risk level was further illustrated by the European Commission (EC) announcement in December 2013 of fines against other financial institutions related to its Yen Interest Rate Derivatives (YIRD) investigation. The EC stated that we would have been subject to fines of approximately EUR 2.5 billion had we not received full immunity for disclosing to the EC the existence of infringements relating to YIRD. Recent resolution of enforcement matters involving other financial institutions further illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the US, and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In 2014, Credit Suisse AG (CS) and BNP Paribas (BNPP) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlements with other US agencies, including the Federal Reserve and the New York Department of Financial Services (DFS). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their businesses and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely US dollar clearing for specified BNPP business units. In addition, the US Department of Justice (DOJ) has announced a series of resolutions related to the conduct of major financial institutions in packaging, marketing, issuing and selling residential mortgage-backed securities. In these resolutions, financial institutions have been required to pay penalties ranging from USD 7 to USD 16.7 billion and, in many cases, were also required to provide relief to consumers who were harmed by the relevant conduct.

We continue to be subject to a large number of claims, disputes, legal proceedings and government investigations, including the matters described in the notes to the financial statements included herein and we expect that our ongoing business activities will continue to give rise to such matters in the future. The extent of our financial exposure to these and other matters is material and could substantially exceed the level of provisions that we have established for litigation, regulatory and similar matters. We are not able to predict the financial and other terms on which some of these matters may be resolved. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement we entered into with the DOJ in connection with LIBOR (the NPA) may be terminated by the DOJ if we commit any US crime or

Operating environment and strategy

otherwise fail to comply with the NPA and the DOJ may obtain a criminal conviction of UBS AG in relation to the matters covered by the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for us. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for us. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Division of the DOJ, we and the DOJ have extended the term of the NPA by one year to 18 December 2015. As a result of this history and our ongoing obligations under the NPA, our level of risk with respect to regulatory enforcement may be greater than that of some of our peer institutions.

At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

Ever since our losses in 2007 and 2008, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility. While we believe that we have remediated the deficiencies that led to the material losses during the 2007–2009 financial crisis, the unauthorized trading incident announced in September 2011, the LIBOR-related settlements of 2012 and settlements with some regulators of matters related to our foreign exchange and precious metals business, the resulting effects of these matters on our reputation and relationships with regulatory authorities have proven to be more difficult to overcome. For example, following the unauthorized trading incident, FINMA placed restrictions (since removed) on acquisitions or business expansions in our Investment Bank unit. We are determined to address the issues that have arisen in the above and other matters in a thorough and constructive manner. We are in active dialogue with our regulators concerning the actions that we are taking to improve our operational risk management and control framework, but there can be no assurance that our efforts will have the desired effects. ▲

Operational risks affect our business

EDTF | Our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, misconduct, unauthorized trading, fraud, system failures, financial crime, cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled.

For example, cyber-crime is a fast growing threat to large organizations that rely on technology to support their business. Cyber-crime can range from internet-based attacks that interfere with the organizations’ internet websites, to more sophisticated crimes that target the organizations, as well as their clients, and seek to gain unauthorized access to technology systems in efforts to disrupt business, steal money or obtain sensitive information.

A major focus of US governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing. Regulations applicable to us impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences both from legal enforcement action and from damage to our reputation.

Although we seek to continuously adapt our capability to detect and respond to the risks described above, if our internal controls fail or prove ineffective in identifying and remedying these risks, we could suffer operational failures that might result in material losses, such as the loss from the unauthorized trading incident announced in September 2011.

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

Our wealth and asset management businesses operate in an environment of increasing regulatory scrutiny and changing standards. Legislation and regulators have changed and are likely to continue to change fiduciary and other standards of care for asset managers and advisers and have increased focus on mitigating or eliminating conflicts of interest between a manager or adviser and the client. These changes have and likely will continue to present regulatory and operational risks if not implemented effectively across the global systems and processes of investment managers and other industry participants. If we fail to effectively implement controls to ensure full compliance with new, rising standards in the wealth and asset management industry, we could be subject to additional fines and sanctions as a result. These could have an impact on our ability to operate or grow our wealth and asset management businesses in line with our strategy.

Certain types of operational control weaknesses and failures could also adversely affect our ability to prepare and publish accurate and timely financial reports. Following the unauthorized trading incident announced in September 2011, management determined that we had a material weakness in our internal control

Operating environment and strategy

Risk factors

over financial reporting as of the end of 2010 and 2011, although this did not affect the reliability of our financial statements for either year.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services used by us or third parties with whom we conduct business. ▲

Our reputation is critical to the success of our business

EDTF | Our reputation is critical to the success of our strategic plans. Damage to our reputation can have fundamental negative effects on our business and prospects. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. This was demonstrated in recent years, as our very large losses during the financial crisis, the US cross-border matter (relating to the governmental inquiries and investigations relating to our cross-border private banking services to US private clients during the years 2000–2007 and the settlements entered into with US authorities with respect to this matter) and other events seriously damaged our reputation. Reputational damage was an important factor in our loss of clients and client assets across our asset-gathering businesses, and contributed to our loss of and difficulty in attracting staff in 2008 and 2009. These developments had short-term and also more lasting adverse effects on our financial performance, and we recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. More recently, the unauthorized trading incident announced in September 2011 and our involvement in the LIBOR matter and investigations relating to our foreign exchange and precious metals business have also adversely affected our reputation. Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets. ▲

Performance in the financial services industry is affected by market conditions and the macroeconomic climate

EDTF | The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, continued low interest rates or weak or stagnant economic growth in our core markets, or a severe financial crisis can negatively affect our revenues and ultimately our capital base.

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

–

a general reduction in business activity and market volumes, as we have recently experienced, affects fees, commissions and margins; local or regional economic factors, such as the ongoing European sovereign debt concerns and negative interest rates, could also have an effect on us;

–	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset and performance-based fees;
–	the ongoing low interest rate environment will further erode interest margins in several of our businesses and adversely affect our net defined benefit obligations in relation to our pension plans;
–

negative interest rates announced by central banks in Switzerland or elsewhere may also affect client behavior and changes to our deposit and lending pricing and structure that we may make to respond to negative interest rates and client behavior may cause deposit outflows, reduced business volumes or otherwise adversely affect our businesses;

–	reduced market liquidity or volatility limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;
–	deteriorating market conditions could cause a decline in the value of assets that we own and account for as investments or trading positions;
–

worsening economic conditions and adverse market developments could lead to impairments and defaults on credit exposures and on our trading and investment positions, and losses may be exacerbated by declines in the value of collateral we hold; and

–

if individual countries impose restrictions on cross-border payments or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the euro), we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in, or prevented from, managing our risks.

Operating environment and strategy

Because we have very substantial exposures to other major financial institutions, the failure of one or more such institutions could have a material effect on us.

The developments mentioned above have in the past affected and could materially affect the performance of the business units and of UBS as a whole, and ultimately our financial condition. There are related risks that, as a result of the factors listed above, carrying value of goodwill of a business unit might suffer impairments, deferred tax asset levels may need to be adjusted or our capital position or regulatory capital ratios could be adversely affected. ▲

We hold legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

EDTF | We, like other financial market participants, were severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009. Although we have significantly reduced our risk exposures starting in 2008, and more recently as we progress our strategy and focus on complying with Basel III capital standards, we continue to hold substantial legacy risk positions, primarily in our Non-core and Legacy Portfolio. In many cases these risk positions remain illiquid, and we continue to be exposed to the risk that the remaining positions may again deteriorate in value. In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortized cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

Moreover, we hold positions related to real estate in various countries, and could suffer losses on these positions. These positions include a substantial Swiss mortgage portfolio. Although management believes that this portfolio has been very prudently managed, we could nevertheless be exposed to losses if the concerns expressed by the Swiss National Bank and others about unsustainable price escalation in the Swiss real estate market come to fruition. Other macroeconomic developments, such as the implications on export markets of dramatic appreciation of the Swiss franc following recent announcements by the Swiss National Bank, adoption of negative interest rates by the Swiss National Bank or other central banks or any return of crisis conditions within the eurozone and the potential implications of the recent decision in Switzerland to reinstate immigration quotas for EU/EEA countries, could also adversely affect the Swiss economy, our business in Switzerland in general and, in particular, our Swiss mortgage and corporate loan portfolios.

In addition, we are exposed to risk in our prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly. ▲

Our global presence subjects us to risk from currency fluctuations

EDTF | We prepare our consolidated financial statements in Swiss francs. However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the US dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar revenues account for the largest portion of our non-Swiss franc revenues) have an effect on our reported income and expenses, and on other reported figures such as other comprehensive income, invested assets, balance sheet assets, RWA and Basel III CET1 capital. These effects may adversely affect our income, balance sheet, capital and liquidity ratios. The effects described in the sidebar “Impact of Swiss National Bank actions” in the “Current market climate and industry drivers” section of this report clearly illustrate the potential effect of significant currency movements, particularly of the Swiss Franc. ▲

We are dependent upon our risk management and control processes to avoid or limit potential losses in our counter-party credit and trading businesses

EDTF | Controlled risk-taking is a major part of the business of a financial services firm. Credit risk is an integral part of many of our retail, corporate, wealth management and Investment Bank activities, and our non-core activities that were transferred to Corporate Center – Non-core and Legacy Portfolio, including lending, underwriting and derivatives activities. Changes in interest rates, credit spreads, securities’ prices, market volatility and liquidity, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must, therefore, diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the financial crisis of 2007–2009, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which we aggregated risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:

–	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

Operating environment and strategy

Risk factors

–	our assessment of the risks identified or our response to negative trends proves to be untimely, inadequate, insufficient or incorrect;
–	markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resulting environment is, therefore, affected;
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

We also manage risk on behalf of our clients in our asset and wealth management businesses. The performance of assets we hold for our clients in these activities could be adversely affected by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management, or withdrawal of mandates.

If we decide to support a fund or another investment that we sponsor in our asset or wealth management businesses, we might, depending on the facts and circumstances, incur charges that could increase to material levels.

Investment positions, such as equity investments made as part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors. These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on our earnings. ▲

Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source

EDTF | If available, fair value of a financial instrument or non-financial asset or liability is determined using quoted prices in active markets for identical assets or liabilities. Where the market is not active, fair value is established using a valuation technique, including pricing models. Where available, valuation techniques use market observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar instruments in active markets, from recent prices for comparable transactions or from other observable market data. If market observable data is not available, we select non-market observable inputs to be used in our valuation techniques. We also use internally developed models. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process, and failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results. Moreover, evolving market practice may result in changes to valuation techniques that could have a material impact on our financial results. Changes in model inputs or calibration, changes in the valuation methodology incorporated in models, or failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results. ▲

Liquidity and funding management are critical to our ongoing performance

EDTF | The viability of our business depends on the availability of funding sources, and our success depends on our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions. A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including retail and wholesale deposits and the regular issuance of money market securities. The volume of our funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions or widening credit spreads, which could also influence the cost of funding. A change in the availability of short-term funding could occur quickly.

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding. In addition, as we experienced in connection with Moody’s downgrade of our long-term rating in June 2012, rating downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses. Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that ratings changes could influence the performance of some of our businesses.

More stringent capital and liquidity requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. The addition of loss-absorbing debt as a component of capital requirements and potential future requirements to maintain senior unsecured debt that could be written down in the event of our insolvency or other resolution, may increase our funding costs or limit the availability of funding of the types required. ▲

We may be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

EDTF | The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes

Operating environment and strategy

fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase. Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies, adequately developing or updating our technology, particularly in trading businesses, or are unable to attract or retain the qualified people needed to carry them out.

The amount and structure of our employee compensation are affected not only by our business results but also by competitive factors and regulatory considerations. Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance. We have made changes to the terms of compensation awards to reflect the demands of various stakeholders, including regulatory authorities and shareholders. These terms include the introduction of a deferred contingent capital plan with many of the features of the loss-absorbing capital that we have issued in the market but with a higher capital ratio write-down trigger, increased average deferral periods for stock awards, and expanded forfeiture provisions for certain awards linked to business performance. These changes, while intended to better align the interests of our staff with those of other stakeholders, increase the risk that key employees will be attracted by competitors and decide to leave us, and that we may be less successful than our competitors in attracting qualified employees. The loss of key staff and the inability to attract qualified replacements, depending upon which and how many roles are affected, could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment.

In a referendum in March 2013, the Swiss cantons and voters approved an initiative to give shareholders of Swiss listed companies more influence over board and management compensation (the “Minder Initiative”). In November 2013, the Swiss Federal Council issued the final transitional ordinance implementing the constitutional amendments resulting from this initiative, which came into force on 1 January 2014. The ordinance requires public companies to specify in their articles of association (AoA) a mechanism to permit a “say-on-pay” vote, setting out three requirements: (i) the vote on compensation must be held annually, (ii) the vote on compensation must be binding rather than advisory and (iii) the vote on compensation must be held separately for the board of directors and members of the executive board. In addition, shareholders will need to determine the details of the “say-on-pay” vote in the AoA, in particular the nature of the vote, timing aspects and the consequences of a “no” vote. Each company affected by the Minder Initiative must undertake a first binding vote on management compensation and remuneration of the board of directors at its 2015 annual general meeting.

The EU has adopted legislation that caps the amount of variable compensation in proportion to the amount of fixed compensation for employees of a bank active within the EU. This legislation will apply to employees of UBS in the EU. These and other similar initiatives may require us to make further changes to our compensation structure and may increase the risks described above. ▲

Our financial results may be negatively affected by changes to accounting standards

EDTF | We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when these are finalized by the IASB, we determine the potential impact and disclose significant future changes in our financial statements. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. ▲

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

EDTF | The goodwill that we have recognized on the respective balance sheets of our operating segments is tested for impairment at least annually. Our impairment test in respect of the assets recognized as of 31 December 2014 indicated that the value of our goodwill is not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. For example, in the third quarter of 2012, the carrying amount of goodwill and certain other non-financial assets of the Investment Bank was written down, resulting in a pre-tax impairment loss of almost CHF 3.1 billion. ▲

The effect of taxes on our financial results is significantly influenced by reassessments of our deferred tax assets

EDTF | The deferred tax assets (DTA) that we have recognized on our balance sheet as of 31 December 2014 in respect of prior years’ tax losses reflect the probable recoverable level based on future

Operating environment and strategy

Risk factors

taxable profit as informed by our business plans. If the business plan earnings and assumptions in future periods substantially deviate from current forecasts, the amount of recognized deferred tax assets may need to be adjusted in the future. These adjustments may include write-downs of deferred tax assets through the income statement.

Our effective tax rate is highly sensitive both to our performance as well as our expectation of future profitability as reflected in our business plans. Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results. If our performance is expected to improve, particularly in the US, the UK or Switzerland, we could potentially recognize additional deferred tax assets as a result of that assessment. The effect of doing so would be to significantly reduce our effective tax rate in years in which additional deferred tax assets are recognized. Conversely, if our performance in those countries is expected to produce diminished taxable profit in future years, we may be required to write down all or a portion of the currently recognized deferred tax assets through the income statement. This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken.

In 2015, notwithstanding the effects of any potential reassessment of the level of deferred tax assets, we expect our effective tax rate to be approximately 25%. Consistent with past practice, we expect to revalue our overall level of deferred tax assets in the second half of 2015 based on a reassessment of future profitability taking into account updated business plan forecasts, including consideration of a possible further extension of the forecast period used for US DTA recognition purposes to seven years from the six years used at 31 December 2014. The full year effective tax rate could change significantly on the basis of this reassessment. It could also change if aggregate tax expenses for locations other than Switzerland, the US and the UK differ from what is expected. Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the US and Switzerland. Reductions in the statutory tax rate would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This in turn would cause a write-down of the associated deferred tax assets.

In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws could cause the amount of taxes ultimately paid by us to materially differ from the amount accrued.

We are currently considering changes to our legal structure in the US, the UK, Switzerland and other countries in response to regulatory changes. Tax laws or the tax authorities in these countries may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates or may impose limitations on the utilization of tax losses that are expected to carry on businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the deferred tax assets associated with such tax losses could be written down through the income statement.

A net charge of CHF 123 million was recognized in operating expenses (within operating profit before tax) in 2014 in relation to the UK bank levy. This is a balance sheet levy, payable by banks operating in the UK. Our bank levy expense for future years will depend on both the rate of the levy and our taxable UK liabilities at each year-end; changes to either factor could increase the cost. This expense could increase if organizational changes involving UBS Limited and/or UBS AG alter the level or profile of our bank levy tax base. We expect that the annual bank levy charge will continue to be recognized for IFRS purposes as an expense arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position. ▲

As UBS Group AG is a holding company, our operating results, financial condition and ability to pay dividends, other distributions or to pay our obligations in the future is dependent on funding, dividends and other distributions received from UBS AG or any other future direct subsidiary, which may be subject to restrictions

EDTF | UBS Group’s ability to pay dividends and other distributions and to pay our obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from UBS AG and any new subsidiaries established by UBS Group in the future. The ability of such subsidiaries to make loans or distributions (directly or indirectly) to UBS Group may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable laws and regulatory and fiscal or other restrictions. UBS Group’s subsidiaries, including UBS AG, UBS Switzerland AG, UBS Limited and the US IHC (when designated) are subject to laws that restrict dividend payments, authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group, or limit or prohibit transactions with affiliates. Restrictions and regulatory action of this kind could impede access to funds that UBS Group may need to make payments.

In addition, UBS Group’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to all prior claims of the subsidiary’s creditors.

UBS Group’s credit rating could be lower than the rating of UBS AG, which may adversely affect the market value of the securities and other obligations of UBS Group on a standalone basis.

Furthermore, we expect that UBS Group may guarantee some of the payment obligations of certain of our subsidiaries from time to time. These guarantees may require UBS Group to provide substantial funds or assets to subsidiaries or their creditors or counterparties at a time when UBS Group is in need of liquidity to fund its own obligations. ▲

Operating environment and strategy

Our stated capital returns objective is based, in part, on capital ratios that are subject to regulatory change and may fluctuate significantly

EDTF | UBS has committed to return at least 50% of its net profit to shareholders as capital returns, provided its fully applied CET1 capital ratio is at least 13% and our post-stress fully applied CET1 capital ratio is at least 10%. As of 31 December 2014, our post-stress CET1 capital ratio exceeded this 10% objective, and the actions of the Swiss National Bank did not cause a breach of this objective in either January or February 2015. However, our ability to maintain a fully applied CET1 capital ratio of at least 13% is subject to numerous risks, including the results of our business, changes to capital standards, methodologies and interpretation that may adversely affect our calculated fully applied CET1 capital ratio, imposition of risk add-ons or additional capital requirements such as additional capital buffers.

Changes in the methodology, assumptions, stress scenario and other factors may result in material changes in our post-stress fully applied CET1 capital ratio. Our objective to maintain a post-stress fully applied CET1 capital ratio of at least 10% is a condition to our capital returns commitment. To calculate our post-stress CET1 capital ratio, we forecast capital one year ahead based on internal projections of earnings, expenses, distributions to shareholders and other factors affecting CET1 capital, including our net defined benefit assets and liabilities. We also forecast one-year developments in RWA. We adjust these forecasts based on assumptions as to how they may change as a result of a severe stress event. We then further deduct from capital the stress loss estimated using our combined stress test (CST) framework to arrive at the post-stress CET1 capital ratio. Changes to our results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on our business forecasts or in the results of our CST, could have a material effect on our stress scenario results and on our calculated fully applied post-stress CET1 capital ratio. Our CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on our selection and definition of potential stress scenarios and on our assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. We periodically review these methodologies, and assumptions are subject to periodic review and change on a regular basis. Our risk exposure measurement methodologies may change in response to developing market practice and enhancements to our own risk control environment, and input parameters for models may change due to changes in positions, market parameters and other factors. Our stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario, may cause the post-stress CET1 capital ratio to fluctuate materially from period to period. Our business plans and forecasts are subject to inherent uncertainty, our choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgments and assumptions about possible future events. Our risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions as well as on data which may have inherent limitations. In particular, certain data are not available on a monthly basis and we may therefore rely on prior month/quarter data as an estimate. All of these factors may result in our post-stress CET1 capital ratio, as calculated using our methodology for any period, being materially higher or lower than the actual effect of a stress scenario. ▲

We may fail to realize the anticipated benefits of the exchange offer

EDTF | We established UBS Group AG as a holding company for UBS AG because we believe that it will, along with other measures already announced, substantially improve the resolvability of the Group in response to evolving regulatory requirements. These measures may also qualify us for a rebate on the progressive buffer capital requirements applicable to us as a systemically relevant Swiss bank under applicable Swiss TBTF requirements. We may, however, encounter substantial difficulties in achieving these anticipated benefits or these anticipated benefits may not materialize. For example, the relevant regulators may find the measures that we are undertaking or their implementation to be ineffective or insufficient (especially in the context of market turbulence or in distressed situations), or they may not grant potential relief to the full extent we anticipate. We may also be required to adopt further measures to meet existing or new regulatory requirements.

UBS Group has acquired approximately 97 percent of the outstanding shares of UBS AG. Delay in acquiring full ownership of UBS AG could adversely affect the anticipated benefits of the exchange offer and the liquidity and market value of UBS Group AG shares. Such a delay may occur if we determine that the squeeze-out merger cannot be implemented or is not advisable for any reason, including, among other things, disruption to the business, the negative impact on regulatory consents, approvals and licenses or required third-party rights. The existence of minority shareholders in UBS AG may, among other things, make it more difficult or delay UBS Group’s ability to implement changes to our legal structure and interfere with our day-to-day business operations and our corporate governance. In addition, any holders of UBS AG shares will have a pro rata claim upon any dividends or other distributions of UBS AG and would receive a proportionate share of any dividend payments or other distributions made by UBS AG, reducing the amount of any dividend payments or other distributions that UBS Group might make to holders of UBS Group AG shares. ▲

Risks associated with a squeeze-out merger

EDTF | If UBS Group conducts a squeeze-out merger under Swiss law, UBS AG will merge into a merger subsidiary of UBS Group,

Operating environment and strategy

which will survive the transaction. Although UBS Group expects that the surviving entity will in most cases succeed to UBS AG’s banking licenses, permits and other authorizations, such entity may need to re-apply for or seek specific licenses, permits and authorizations, as well as third-party consents. Furthermore, although we expect this occurrence to be unlikely given that minority shareholders subject to the squeeze-out will be offered listed securities in UBS Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, under Swiss law, a minority shareholder subject to the squeeze-out merger could theoretically seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Each of these circumstances, if it were to happen, may generate costs, delay the implementation of the squeeze-out merger or disrupt or negatively impact our business. ▲

Financial and

operating

performance

Financial and operating performance

Critical accounting policies

Critical accounting policies

Basis of accounting

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

Consolidation of structured entities

We sponsor the formation of structured entities (SEs) and interact with non-sponsored SEs for a variety of reasons, including allowing clients to obtain or be exposed to particular risk profiles, to provide funding or to sell or purchase credit risk. An SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Such entities generally have a narrow and well-defined objective and include those historically referred to as special purpose entities and some investment funds.

In accordance with IFRS, UBS consolidates only SEs that it controls, with control being defined as a function of three elements: power over the relevant activities of the entity, exposure to variable returns and an investor’s ability to use its power to affect its returns. UBS consolidates an entity when all three elements of control are present. Where UBS has an interest in an SE that absorbs variability, we consider whether UBS has power over the SE which allows it to affect the variability of its returns. Consideration is given to all facts and circumstances to determine whether the Group has power over the SE, that is, the current ability to direct the relevant activities of the SE when decisions about those activities need to be made. Determining whether we have power to direct the relevant activities requires a significant degree of judgment in light of all facts and circumstances. In making that determination, we consider a range of factors, including the purpose and design of the SE, any rights held through contractual arrangements such as call rights, put rights or liquidation rights, as well as potential decision-making rights. Where the Group has power over the relevant activities, a further assessment is made to determine whether, through that power, it has the ability to affect its own returns, that is, assessing whether power is held in a principal or agent capacity. Consideration is given to the overall relationship between UBS, the SE and other parties involved in the SE. In particular, we assess the following: (i) the scope of decision-making authority, (ii) rights held by other parties, including removal or other participating rights and (iii) exposure to variability, including remuneration, relative to the total variability of the SE, as well as whether UBS’s exposure is different from that of other investors. Appropriate weightings are applied to each of these factors on the basis of the particular facts and circumstances.

è	Refer to “Note 1a item 3 Subsidiaries and structured entities” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of this report for more information

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

Financial and operating performance

extent on unobservable inputs require a higher level of judgment to calculate a fair value than those based wholly on observable inputs. Substantially all of UBS’s financial assets and financial liabilities are based on observable prices and inputs and hence are classified in Levels 1 and 2 of the hierarchy.

Where valuation techniques, including models, are used to determine fair values, they are periodically reviewed and validated by qualified personnel, independent of those who sourced them. Models are calibrated to ensure that outputs reflect actual data and comparable market prices. Also, models prioritize the use of observable inputs, when available, over unobservable inputs. Judgment is required in selecting appropriate models as well as inputs for which observable data is less readily or not available.

The valuation techniques employed may not fully reflect all the factors relevant to the positions we hold. Valuations are therefore adjusted, where appropriate, to allow for additional factors, including model risk, liquidity risk and credit risk. We use different approaches to calculate the credit risk, depending on the nature of the instrument. A credit-valuation-adjustment approach based on an expected exposure profile is used to adjust the fair value of derivative instruments, including funded derivative instruments which are classified as Financial assets designated at fair value, to reflect counterparty credit risk. Correspondingly, a debit-valuation-adjustment approach is applied to incorporate UBS’s own credit risk, where applicable, in the fair value of derivative instruments. Own credit risk for financial liabilities designated at fair value is calculated using the funds transfer price curve.

In 2014, the Group incorporated funding valuation adjustments (FVA) into its valuation estimates for certain OTC derivatives, consistent with the industry’s migration towards reflecting the market cost of unsecured funding in the valuation of such instruments. Recognition and measurement of FVA derives from several important management judgments, including estimation of relevant market clearing prices for funding, the interaction between FVA and DVA (DVA previously incorporated the full UBS credit spread including a funding component which is now captured in FVA), and the determination as to when the weight of market evidence becomes sufficiently compelling to justify the change in estimate.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report for more information

As of 31 December 2014, financial assets and financial liabilities for which valuation techniques are used and whose significant inputs are considered observable (Level 2) amounted to CHF 304 billion and CHF 333 billion, respectively, (67% and 89% of total financial assets measured at fair value and total financial liabilities measured at fair value, respectively). Financial assets and financial liabilities whose valuations include significant unobservable inputs (Level 3) amounted to CHF 12 billion and CHF 17 billion, respectively, (3% and 5% of total financial assets measured at fair value and total financial liabilities measured at fair value, respectively). These amounts reflect the effect of offsetting, wherever such presentation is required under IFRS.

Uncertainty inherent to estimating unobservable market inputs can affect the amount of gain or loss recorded for a particular position. While the Group believes its valuation techniques are appropriate and consistent with those of other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. As of 31 December 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 965 million and CHF 824 million, respectively. Further discussion of the Group’s use of valuation techniques, the critical estimates and adjustments applied to reflect uncertainties within the fair value measurement process, and its governance over the fair value measurement process can be found in “Note 24 Fair value measurement” in the “Financial information” section of this report.

è	Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information

Allowances for credit losses on loans and receivables measured at amortized cost

Allowances for credit losses represent management’s best estimate of credit losses incurred in the lending portfolio at the balance sheet date due to credit deterioration of the issuer or counterparty. The loan portfolio, which is measured at amortized cost less impairment, consists of financial assets presented on the balance sheet lines Due from banks and Loans. In addition, irrevocable loan commitments are tested for impairment as described below.

A credit loss expense is recognized if there is objective evidence that the Group will be unable to collect all amounts due (or the equivalent thereof) on a claim based on the original contractual terms due to credit deterioration of the issuer or counterparty. Allowances for credit losses are evaluated at both a counterparty-specific level and collectively. Under this incurred loss model, a financial asset or group of financial assets is impaired if there is objective evidence that a credit loss has occurred by the balance sheet date. Judgment is used in making assumptions when calculating impairment losses both on a counterparty-specific level and collectively.

The impairment loss for a loan is the excess of the carrying value of the financial asset over the estimated recoverable amount. The estimated recoverable amount is the present value, calculated using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for calculating the recoverable amount is the current effective interest rate. An allowance for

81

Financial and operating performance

Critical accounting policies

credit losses is reported as a reduction of the carrying value of the financial asset on the balance sheet.

The collective allowances for credit losses are calculated for portfolios with similar credit risk characteristics, taking into account historical loss experience and current conditions. The methodology and assumptions used are reviewed regularly to reduce any differences between estimated and actual loss experience. For all of our portfolios, we also assess whether there have been any unforeseen developments which might result in impairments but which are not immediately observable. To determine whether an event-driven collective allowance for credit losses is required, we consider global economic drivers to assess the most vulnerable countries and industries.

As of 31 December 2014, the gross loan portfolio was CHF 316 billion and the related allowances for credit losses amounted to CHF 0.7 billion, consisting of specific and collective allowances of CHF 687 million and CHF 8 million, respectively.

è	Refer to “Note 1a item 11 Allowances and provisions for credit losses,” “Note 10 Due from banks and loans (held at amortized cost),” “Note 12 Allowances and provisions for credit losses” and “Note 27a Measurement categories of financial assets and liabilities” in the “Financial information” section of this report for more information
è	Refer to “Policies for past due, non-performing and impaired claims” in the “Risk management and control” section of this report for more information

Goodwill impairment test

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS considers the segments, as reported in “Note 2 Segment reporting,” as separate cash-generating units. The impairment test is performed for each segment to which goodwill is allocated by comparing the recoverable amount, based on its value-in-use, to the carrying amount of the respective segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount. The impairment test is based on the assumptions described below.

The recoverable amounts are determined using a discounted cash flow model, which has been adapted to use inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five forecasted years and the terminal value.

The carrying amount for each segment is determined by reference to the Group’s equity attribution framework described in the “Capital management” section of this report. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.

Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable.

The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to changes in the discount rates, and to changes in the long-term growth rate.

Key assumptions used to determine the recoverable amounts of each segment are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 10%, the discount rates were changed by 1.0 percentage point and the long-term growth rates were changed by 0.5 percentage point. Under all scenarios, the recoverable amounts for each segment exceeded the respective carrying amount, such that the reasonably possible changes in key assumptions would not result in impairment as of 31 December 2014.

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

As of 31 December 2014, total goodwill recognized on the balance sheet was CHF 6.4 billion, of which CHF 1.4 billion, CHF 3.5 billion and CHF 1.5 billion was carried by Wealth Management, Wealth Management Americas and Global Asset Management, respectively. On the basis of the impairment testing methodology described above, UBS concluded that the year-end 2014 balances of goodwill allocated to its segments remain recoverable and thus were not impaired.

è	Refer to “Note 1a item 21 Goodwill and intangible assets,” “Note 2 Segment reporting” and “Note 17 Goodwill and intangible assets” in the “Financial information” section of this report for more information

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

Financial and operating performance

Swiss tax losses may be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. The deferred tax assets recognized as of 31 December 2014 have been based on future profitability assumptions, adjusted to take into account the recognition criteria of IAS 12. The level of deferred tax assets recognized may, however, need to be adjusted in the future in the event of changes in those profitability assumptions. As of 31 December 2014, the deferred tax assets amounted to CHF 11 billion, which included CHF 7.5 billion in respect of tax losses (mainly in Switzerland and the US) that may be utilized to offset taxable income in future years.

è	Refer to “Note 1a item 22 Income taxes” and “Note 8 Income taxes” in the “Financial information” section of this report for more information

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

As of 31 December 2014, total provisions amounted to CHF 4,366 million, of which CHF 3,053 million pertained to the litigation, regulatory and similar matters class. Since the future outflow of resources in respect of these matters cannot be determined with certainty based on currently available information, the actual outflows may ultimately prove to be substantially greater (or may be less) than the provisions recognized.

è	Refer to “Note 1a item 27 Provisions” and “Note 22 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Pension and other post-employment benefit plans

The full defined benefit obligation, net of plan assets, relating to our pension and other-post employment benefits is recognized on the balance sheet, with changes resulting from re-measurements recorded immediately in other comprehensive income. The net defined benefit liability (asset) at the end of the year and the related personnel expense depend on the expected future benefits to be provided, determined using a number of economic and demographic assumptions. The most significant assumptions include life expectancy, the discount rate, expected salary increases, pension rates, and in addition, for the Swiss plan, interest credits on retirement savings account balances.

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

The most significant plan is the Swiss pension plan. Consistent with 2013, life expectancy for this plan has been based on the 2010 BVG generational mortality tables. The assumption for the discount rate has changed from 2.30% in the prior year to 1.15% in the current year, as a result of lower market yields on corporate bonds.

è	Refer to “Note 1a item 24 Pension and other post-employment benefit plans” and “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information

Financial and operating performance

Critical accounting policies

Equity compensation

We recognize shares, performance shares, options and share-settled stock appreciation rights awarded to employees as compensation expense based on their fair value at grant date. The fair value of UBS Group AG shares issued to employees is determined by reference to quoted market prices, adjusted, when relevant, to take into account the terms and conditions inherent in the award. Options, stock appreciation rights, and certain performance shares issued by UBS to its employees have features which are not directly comparable with our shares and options traded in active markets. Accordingly, we determine the fair value using suitable valuation models. Several recognized valuation models exist. The models we apply have been selected because they are able to accommodate the specific features included in the various instruments granted to our employees. If we were to use different models, the values produced would differ, even if the same inputs were used.

The models we use require inputs such as expected dividends, share price volatility and historical employee exercise behavior patterns. Some of the model inputs we use are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different valuations, which in turn would result in recognition of higher or lower compensation expense.

è	Refer to “Note 1a item 25 Equity participation and other compensation plans” and “Note 29 Equity participation and other compensation plans” in the “Financial information” section of this report for more information

Financial and operating performance

Significant accounting and financial reporting changes

Significant accounting changes

Fair value measurements – funding valuation adjustments

In 2014, we incorporated funding valuation adjustments (FVA) into our fair value measurements. This resulted in a net loss of CHF 267 million when the change was adopted as of 30 September 2014, of which CHF 252 million was attributable to Corporate Center – Non-core and Legacy Portfolio, CHF 12 million to the Investment Bank and CHF 3 million to Retail & Corporate.

è	Refer to the “Critical accounting policies” section, “Note 1b Changes in accounting policies, comparability and other adjustments” and “Note 24d Valuation adjustments” in the “Financial information” section of this report for more information

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, UBS adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amended IAS 32 restricts offsetting on the balance sheet to only those arrangements in which a right of set-off exists that is unconditional and legally enforceable, in the normal course of business and in the event of the default, bankruptcy or insolvency of the Group and its relevant counterparties and for which the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously.

The amendments also provide incremental guidance for determining when gross settlement systems result in the functional equivalent of net settlement. UBS is no longer able to offset certain derivative arrangements under the revised rules. The prior period balance sheet information as of 31 December 2013 has been restated to reflect the effects of adopting these amendments. There was no impact on total equity, net profit or earnings per share. In addition, there was no material impact on the Group’s Basel III capital, capital ratios and Swiss SRB leverage ratio.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information

ETD client cash balances removed from balance sheet

We provide clearing and execution services to clients entering into exchange-traded derivatives (ETD). In 2014, we changed our accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices.

Client cash balances that are legally isolated from UBS’s estate, and that UBS neither benefits from nor controls, are not deemed assets and corresponding liabilities of the Group. Consequently, they are no longer reflected within Cash collateral payables on derivative instruments for the amounts due to clients, Cash collateral receivables on derivative instruments in relation to amounts posted to central counterparties, and Due from banks for any amounts that are deposited at third-party deposit banks. The comparative balance sheets as of 31 December 2013 have been restated accordingly.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information

Financial and operating performance

Significant accounting and financial reporting changes

Financial reporting changes

Refinement to the allocation of operating costs for internal services

At the beginning of 2014, we refined the way operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio. Under this refinement, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels as well as the nature of the services performed. These pre-agreed cost allocations are designed with the expectation that Corporate Center – Core Functions recovers its costs, without a mark-up. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors, including Corporate Center – Core Functions’ ability to manage the delivery of its services and achieve cost savings. Each year, these cost allocations will be reset, taking account of the prior year’s experience and plans for the forthcoming period. We expect the refined approach to strengthen the effectiveness and efficiency of the services performed by Corporate Center – Core Functions, and in particular to facilitate the achievement of cost savings, by better aligning cost accountability with the management of these services. Prior periods have not been adjusted for this refinement.

Operating income

In 2014, we amended our management discussion and analysis of operating income for Wealth Management, Wealth Management Americas and Retail & Corporate to disclose “recurring net fee income,” which is part of total net fee and commission income in the UBS Group financial statements, as a separate line in the business division reporting tables. This includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. The non-recurring portion of the net fee and commission income for these business divisions, which mainly consists of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, is now presented together with net trading income as “transaction-based income.” With these changes, we aim to enhance the transparency of operating income disclosure for our client asset-gathering businesses.

In addition, we have added a tabular disclosure in the “Group performance” section with the operating income breakdown for Wealth Management, Wealth Management Americas and Retail & Corporate, as well as specific commentary on the new operating income lines of recurring net fee income and transaction-based income for these business divisions.

Financial and operating performance

Changes to internal funding and fund transfer pricing methodology

Effective July 2014, we changed our fund transfer pricing methodology for the divisions Wealth Management and Retail & Corporate. Under the revised methodology, the divisions share in the benefits of raising liabilities and originating assets, with the pricing curve incentivizing a balanced funding position from a currency and tenor perspective. The new methodology better aligns the economics of flows originated in Wealth Management and Retail & Corporate with UBS’s liquidity and funding appetite and supports initiatives aimed at achieving the right mix of assets and liabilities across the two divisions in response to the evolving regulatory liquidity and funding landscape. The change in fund transfer pricing methodology in Wealth Management and Retail & Corporate falls under the governance of Group Treasury.

è	Refer to the “Treasury management” section in this report for more information on the internal funding and funds transfer pricing

Client shifts and referrals between Retail & Corporate and Wealth Management

In 2014, we implemented a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management, consistent with our strategy of collaboration across our various businesses. Under this framework, a fee is paid from one business division to the other for the overall net volume of client shifts and referrals. Clients are mostly shifted from Retail & Corporate to Wealth Management when they reach a certain level of wealth following our objective to develop our client relationships.

Investment bank – Fixed Income Exchange-Traded Derivatives

During 2014, we transferred the fixed income exchange-traded derivatives execution team from our equities business into our foreign exchange, rates and credit (FRC) business within the Investment Bank’s Investor Client Service business unit. The change is intended to facilitate the build-out of our FRC execution services platform. Prior period operating income numbers for equities and FRC have been restated accordingly. The transfer had no impact on total operating income for either Investor Client Services or the overall Investment Bank.

Disclosure of regional performance in financial reports

Throughout 2014, our quarterly results presentations included disclosure of the regional performance of our business divisions, including a breakdown of regional operating income, operating expenses and performance before tax by business division.

Starting with this Annual Report, we also provide such disclosure in the “Group performance” section of our financial reports, including our interim reports.

è	Refer to the “Group performance” section and “Note 2 Segment reporting” in the “Financial information” section of this report for more information

New structure of the Corporate Center

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new components, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM), each of which will be reported separately. In our first quarter 2015 report, we will reflect this change and provide more information. Our presentation of Corporate Center – Non-core and Legacy Portfolio is not affected by this change.

Financial and operating performance

Group performance

Group performance

Net profit attributable to UBS Group AG shareholders was CHF 3,466 million compared with CHF 3,172 million in 2013. We recorded an operating profit before tax of CHF 2,461 million compared with CHF 3,272 million, largely reflecting an increase of CHF 1,106 million in operating expenses, driven by CHF 893 million higher charges for provisions for litigation, regulatory and similar matters. Operating income increased by CHF 295 million, due to higher net fee and commission income, largely offset by a decline in net interest and trading income. We recorded a net tax benefit of CHF 1,180 million compared with a net tax benefit of CHF 110 million in the prior year, reflecting net upward revaluations of deferred tax assets in both years, which more than offset tax expenses for taxable profits.

Income statement

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Net interest income	6,555	5,786	5,978	13

Credit loss (expense)/recovery	(78)	(50)	(118)	56

Net interest income after credit loss expense	6,477	5,736	5,860	13

Net fee and commission income	17,076	16,287	15,396	5

Net trading income	3,842	5,130	3,526	(25)

of which: net trading income excluding own credit	3,551	5,413	5,728	(34)

of which: own credit on financial liabilities designated at fair value	292	(283)	(2,202)

Other income	632	580	641	9

Total operating income	28,027	27,732	25,423	1

Personnel expenses	15,280	15,182	14,737	1

General and administrative expenses	9,387	8,380	8,653	12

Depreciation and impairment of property and equipment	817	816	689	0

Impairment of goodwill	0	0	3,030

Amortization and impairment of intangible assets	83	83	106	0

Total operating expenses	25,567	24,461	27,216	5

Operating profit/(loss) before tax	2,461	3,272	(1,794)	(25)

Tax expense/(benefit)	(1,180)	(110)	461	973

Net profit/(loss)	3,640	3,381	(2,255)	8

Net profit/(loss) attributable to preferred noteholders	142	204	220	(30)

Net profit/(loss) attributable to non-controlling interests	32	5	5	540

Net profit/(loss) attributable to UBS Group AG shareholders	3,466	3,172	(2,480)	9

Comprehensive income

Total comprehensive income	5,220	2,524	(1,767)	107

Total comprehensive income attributable to preferred noteholders	221	559	179	(60)

Total comprehensive income attributable to non-controlling interests	79	4	20

Total comprehensive income attributable to UBS Group AG shareholders	4,920	1,961	(1,966)	151

Financial and operating performance

Adjusted results1, 2

	For the year ended 31.12.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,901	6,998	3,741	1,902	8,346	(39)	(821)	28,027

of which: own credit on financial liabilities designated at fair value[4]						292		292

of which: gains on sales of real estate						44		44

of which: gain from the partial sale of our investment in Markit					43			43

of which: impairment of a financial investment available-for-sale					(48)			(48)

Operating income (adjusted)	7,901	6,998	3,741	1,902	8,351	(375)	(821)	27,696

Operating expenses as reported	5,574	6,099	2,235	1,435	8,392	688	1,144	25,567

of which: personnel-related restructuring charges[5]	70	23	29	37	130	21	17	327

of which: other restructuring charges[5]	116	33	34	13	131	9	14	350

of which: credit related to changes to retiree benefit plans in the US6	0	(9)	0	(8)	(20)	0	(3)	(41)

Operating expenses (adjusted)	5,389	6,053	2,171	1,393	8,151	658	1,116	24,931

Operating profit/(loss) before tax as reported	2,326	900	1,506	467	(47)	(728)	(1,965)	2,461

Operating profit/(loss) before tax (adjusted)	2,511	946	1,570	509	199	(1,034)	(1,937)	2,766

	For the year ended 31.12.13
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732

of which: own credit on financial liabilities designated at fair value[4]						(283)		(283)

of which: gains on sales of real estate						288		288

of which: net losses related to the buyback of debt in public tender offers						(194)	27	(167)

of which: gain on sale of Global AM’s Canadian domestic business				34				34

of which: net gain on sale of remaining proprietary trading business					55	(24)[7]		31

Operating income (adjusted)	7,563	6,538	3,756	1,901	8,546	(794)	320	27,829

Operating expenses as reported	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461

of which: personnel-related restructuring charges[5]	71	14	19	10	9	(2)	35	156

of which: other restructuring charges[5]	107	45	35	33	201	(4)	200	616

Operating expenses (adjusted)	5,138	5,621	2,244	1,316	6,090	853	2,425	23,689

Operating profit/(loss) before tax as reported	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272

Operating profit/(loss) before tax (adjusted)	2,425	917	1,512	585	2,455	(1,647)	(2,104)	4,141

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.  2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.  4  Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information.  5  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for more information.  6  Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information.  7  Reflects a foreign currency translation loss.

Financial and operating performance

Group performance

Adjusted results1, 2 (continued)

	For the year ended 31.12.12
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439	25,423

of which: own credit on financial liabilities designated at fair value[4]						(2,202)		(2,202)

of which: gains on sales of real estate						112		112

Operating income (adjusted)	7,041	5,877	3,728	1,883	7,144	401	1,439	27,513

Operating expenses as reported	4,634	5,281	1,901	1,314	6,877	2,008	5,202	27,216

of which: personnel-related restructuring charges[5]	25	3	3	20	250	(1)	58	358

of which: other restructuring charges[5]	0	(5)	0	0	24	(6)	0	14

of which: credit related to changes to the Swiss pension plan	(357)		(287)	(30)	(51)	(3)	(2)	(730)

of which: credit related to changes to retiree benefit plans in the US	(1)	(2)		(16)	(91)	(1)	(7)	(116)

of which: impairment of goodwill and other non-financial assets							3,064	3,064

Operating expenses (adjusted)	4,966	5,284	2,185	1,340	6,746	2,020	2,089	24,627

Operating profit/(loss) before tax as reported	2,407	597	1,827	569	267	(3,698)	(3,764)	(1,794)

Operating profit/(loss) before tax (adjusted)	2,075	594	1,543	543	398	(1,620)	(651)	2,885

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.  2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.  4  Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information.  5  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for more information.

2014 compared with 2013

Results

We recorded an operating profit before tax of CHF 2,461 million compared with CHF 3,272 million, largely reflecting an increase of CHF 1,106 million in operating expenses, driven by CHF 893 million higher charges for provisions for litigation, regulatory and similar matters. Operating income increased by CHF 295 million, due to CHF 789 million higher net fee and commission income, largely offset by a CHF 518 million decline in net interest and trading income. We recorded a net tax benefit of CHF 1,180 million compared with a net tax benefit of CHF 110 million in the prior year, reflecting net upward revaluations of deferred tax assets in both years, which more than offset tax expenses in respect of taxable profits.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For 2014, the items we excluded were an own credit gain of CHF 292 million, gains on sales of real estate of CHF 44 million, a gain of CHF 43 million from the partial sale of our investment in Markit, a loss of CHF 48 million related to the impairment of a financial investment available-for-sale, net restructuring charges of CHF 677 million and a credit of CHF 41 million related to changes to retiree benefit plans in the US. For 2013, the items we excluded were an own credit loss of CHF 283 million, gains on sales of real estate of CHF 288 million, net losses related to the buyback of debt in public tender offers of CHF 167 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 772 million.

On this adjusted basis, profit before tax was CHF 2,766 million compared with CHF 4,141 million in the prior year.

Adjusted operating income decreased by CHF 133 million to CHF 27,696 million, mainly reflecting a decline of CHF 1,066 million in adjusted net interest and trading income, largely offset by an increase in net fee and commission income of CHF 789 million and CHF 172 million higher adjusted other income.

Adjusted operating expenses increased by CHF 1,242 million to CHF 24,931 million, mainly due to CHF 893 million higher net charges for provisions for litigation, regulatory and similar matters as well as CHF 381 million higher other non-personnel expenses. Adjusted personnel expenses were largely unchanged.

Financial and operating performance

Operating income

Total operating income was CHF 28,027 million compared with CHF 27,732 million. On an adjusted basis, total operating income decreased by CHF 133 million to CHF 27,696 million. Adjusted net interest and trading income declined CHF 1,066 million, largely in Corporate Center – Non-core and Legacy Portfolio and in the Investment Bank, partly offset by an increase in Corporate Center – Core Functions. Net fee and commission income increased by CHF 789 million, mainly in our wealth management businesses, as well as in the Investment Bank. Adjusted other income increased by CHF 172 million.

Net interest and trading income

Net interest and trading income decreased by CHF 518 million to CHF 10,397 million. 2014 included an own credit gain on financial liabilities designated at fair value of CHF 292 million, primarily as life-to-date own credit losses partially reversed due to time decay. The prior year included an own credit loss on financial liabilities of CHF 283 million. Adjusted for the effect of own credit in both years and a gain related to the buyback of debt in a public tender offer of CHF 27 million in 2013, net interest and trading income decreased by CHF 1,066 million to CHF 10,105 million, mainly in Non-core and Legacy Portfolio and in the Investment Bank, partly offset by an increase in Corporate Center – Core Functions.

In Wealth Management, net interest and trading income decreased by CHF 23 million. Net interest income increased by CHF 104 million to CHF 2,165 million, mainly due to higher net interest income from Lombard loans and mortgages as well as a positive effect from methodology changes in the allocation of liquidity and funding costs and benefits for loans and deposits between

Wealth Management and Group Treasury. These effects were partly offset by lower net interest income from client deposits and lower allocated revenues from Group Treasury. Net trading income decreased by CHF 127 million to CHF 680 million, largely driven by lower revenues from structured products and decreases in foreign exchange trading revenues.

In Wealth Management Americas, net interest and trading income increased by CHF 29 million to CHF 1,352 million. Net interest income increased by CHF 47 million to CHF 983 million, due to continued growth in loan and deposit balances. Net trading income decreased by CHF 18 million to CHF 369 million.

In Retail & Corporate, net interest and trading income increased by CHF 51 million to CHF 2,536 million. Net interest income increased by CHF 40 million to CHF 2,184 million, mainly due to higher revenues allocated from Group Treasury and a higher loan margin. This was partly offset by a decline in the deposit margin, despite selective pricing measures, as the persistently low interest rate environment continued to have an adverse effect on our replication portfolios. Net trading income increased by CHF 11 million to CHF 352 million.

In the Investment Bank, net interest and trading income decreased by CHF 461 million to CHF 4,554 million. Within Investor Client Services, foreign exchange, rates and credit net interest and trading income decreased by CHF 246 million, with lower revenues across most products as client activity and volatility levels decreased compared with 2013, reflecting the ongoing macroeconomic uncertainty. Also within Investor Client Services, equities net interest and trading income decreased by CHF 120 million, largely due to lower derivatives revenues, reflecting lower volatility levels during 2014, as well as reduced cash revenues. This was partly offset by higher revenues in financing services, mainly due to

Net interest and trading income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13

Net interest and trading income

Net interest income	6,555	5,786	5,978	13

Net trading income	3,842	5,130	3,526	(25)

Total net interest and trading income	10,397	10,915	9,504	(5)

Wealth Management	2,845	2,868	2,728	(1)

Wealth Management Americas	1,352	1,323	1,265	2

Retail & Corporate	2,536	2,485	2,467	2

Global Asset Management	0	9	9	(100)

Investment Bank	4,554	5,015	3,574	(9)

of which: Corporate Client Solutions[1]	1,047	1,142	706	(8)

of which: Investor Client Services[1]	3,507	3,873	2,868	(9)

Corporate Center	(891)	(784)	(540)	14

of which: Core Functions	(28)	(1,045)	(1,992)	(97)

of which: own credit on financial liabilities designated at fair value	292	(283)	(2,202)

of which: Non-core and Legacy Portfolio	(864)	261	1,452

Total net interest and trading income	10,397	10,915	9,504	(5)

1  In 2014, comparative period figures were corrected. As a result, net interest and trading income for Investment Bank Corporate Client Solutions increased by CHF 107 million and CHF 131 million for 2013 and 2012, respectively, with an equal and offsetting decrease for Investment Bank Investor Client Services.

Financial and operating performance

Group performance

higher equity finance revenues. Corporate Client Solutions net interest and trading income declined by CHF 95 million, largely due to lower revenues within equities capital markets, which included revenues from a large private transaction in 2013. This was partly offset by higher revenues in debt capital markets, due to higher revenues from leveraged finance, as well as reduced negative risk management revenues, mainly due to the positive effect of widening credit spreads during 2014.

Corporate Center – Core Functions net interest and trading income, adjusted for the effect of own credit in both years and a gain related to the buyback of debt in a public tender offer of CHF 27 million in 2013, increased by CHF 469 million. 2014 included gains of CHF 113 million on cross-currency basis swaps held as economic hedges compared with losses of CHF 222 million in the prior year. Furthermore, 2014 included gains related to our macro cash flows hedges of CHF 47 million compared with losses of CHF 153 million in the prior year.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 1,125 million. Non-core net interest and trading income decreased by CHF 444 million, partly as 2014 included a net loss of CHF 175 million from the implementation of funding valuation adjustments (FVA) on derivatives. Further, 2014 included losses in rates of CHF 197 million, mainly from novation and unwind activities compared with gains of CHF 23 million in the prior year. In addition, 2014 included a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio. This was partly offset by a valuation gain of CHF 68 million on certain equity positions.

Legacy Portfolio net interest and trading income decreased by CHF 680 million. In 2013, we exercised our option to acquire the SNB StabFund’s equity and recorded total option revaluation gains of CHF 431 million prior to the exercise. 2014 included a loss of CHF 108 million resulting from the termination of certain credit default swap (CDS) contracts and a net loss from the implementation of FVA on derivatives of CHF 77 million.

è	Refer to the “Significant accounting and financial reporting changes” section as well as “Note 1b Changes in accounting policies, comparability and other adjustments” and “Note 24 Fair value measurement” in the “Financial information” section of this report for more information on the implementation of funding valuation adjustments
è	Refer to the “Liquidity and funding management” section of this report for more information on the changed methodology for the allocation of liquidity and funding costs and benefits
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 78 million compared with CHF 50 million in the prior year.

Net credit loss expenses in Retail & Corporate were CHF 95 million compared with CHF 18 million in the prior year. 2014 included net specific credit loss allowances of CHF 105 million compared with CHF 113 million in the prior year, which was primarily related to corporate clients in both periods. In addition, 2014 included a release of CHF 10 million in collective loan loss allowances compared with a release of CHF 95 million in 2013, which partly reflected the overall improved outlook for relevant industries.

Wealth Management Americas recorded a net credit loss recovery of CHF 15 million in 2014, mainly reflecting the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds. In the prior year, Wealth Management Americas recorded a net credit loss expense of CHF 27 million, largely due to loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

Net fee and commission income

Net fee and commission income increased by CHF 789 million to CHF 17,076 million.

Portfolio management and advisory fees increased by CHF 718 million to CHF 7,343 million, primarily in Wealth Management Americas, largely reflecting an increase in managed account fees reflecting higher invested asset levels. Portfolio management and advisory fees also increased in Wealth Management, primarily due to an increase in invested assets, the positive effect of pricing measures and continued growth in discretionary and advisory mandates. These increases were partly offset by lower income

Credit loss (expense)/recovery

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Wealth Management	(1)	(10)	1	(90)

Wealth Management Americas	15	(27)	(14)

Retail & Corporate	(95)	(18)	(27)	428

Investment Bank	2	2	0	0

Corporate Center	2	3	(78)	(33)

of which: Non-core and Legacy Portfolio	2	3	(78)	(33)

Total	(78)	(50)	(118)	56

Financial and operating performance

due to the effect of ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Merger and acquisitions and corporate finance fees increased by CHF 118 million to CHF 731 million, predominantly in the Investment Bank, mainly reflecting an increased volume of mergers and acquisition transactions in 2014.

Underwriting fees rose by CHF 96 million, mainly reflecting higher equity underwriting fees, largely in the Investment Bank, due to higher revenues from public offerings as the fee pool increased.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 632 million compared with CHF 580 million in the prior year. Adjusted other income increased by CHF 172 million.

Income related to associates and subsidiaries increased by CHF 90 million when adjusted for a net gain of CHF 31 million on the sale of our remaining proprietary trading business in 2013. 2014 included a gain of CHF 65 million in Corporate Client Solutions within the Investment Bank on an investment in an associate which was reclassified to a financial investment available-for-sale following its initial public offering. 2014 also included a credit of CHF 58 million related to the release of a provision for litigation, regulatory and similar matters, which was recorded as other income in Corporate Center – Core Functions, compared with a credit of CHF 21 million in 2013.

Excluding a gain of CHF 43 million from the partial sale of our investment in Markit and a loss of CHF 48 million related to the impairment of a financial investment available-for-sale, both in 2014, adjusted income from financial investments available-for-sale decreased by CHF 20 million.

Adjusted other income other than income related to associates and subsidiaries and from financial investments available-for-sale increased by CHF 102 million when excluding gains on sales of real estate of CHF 44 million in 2014 and CHF 288 million in 2013, net losses related to the buyback of debt in public tender offers of CHF 194 million in 2013 and a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million in 2013.

In January 2015, UBS sold a real estate property in Geneva, Switzerland for a sales price of CHF 535 million, resulting in a gain on sale of CHF 377 million which will be recognized in the income statement within Corporate Center in the first quarter of 2015. This gain will be treated as an adjusting item for the purpose of calculating adjusted results.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information
è	Refer to “Note 37 Events after the reporting period” in the “Financial information” section of this report for more information

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes the non-recurring portion of the net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income increased by CHF 216 million to CHF 3,783 million, primarily due to an increase in invested assets, the positive effect of pricing measures and continued growth in discretionary and advisory mandates. These increases were partly offset by lower income due to ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013. Transaction-based income increased by CHF 41 million to CHF 1,928 million. The overall increase was mainly related to structured products, mandates, wealth planning

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the year ended
CHF million	31.12.14	31.12.13	31.12.12	31.12.14	31.12.13	31.12.12	31.12.14	31.12.13	31.12.12
Net interest income	2,165	2,061	1,951	983	936	792	2,184	2,144	2,186

Recurring net fee income	3,783	3,567	3,309	4,294	3,796	3,199	556	511	512

Transaction-based income	1,928	1,887	1,744	1,678	1,800	1,871	1,022	1,034	967

Other income	25	57	37	30	33	30	75	86	90

Income	7,902	7,573	7,040	6,984	6,565	5,891	3,836	3,774	3,756

Credit loss (expense)/recovery	(1)	(10)	1	15	(27)	(14)	(95)	(18)	(27)

Total operating income	7,901	7,563	7,041	6,998	6,538	5,877	3,741	3,756	3,728

Financial and operating performance

Group performance

services and hedge funds, partly offset by lower income from foreign exchange trading and investment funds. In addition, 2014 included first-time fees paid to Retail & Corporate for net client shifts and referrals.

In Wealth Management Americas, recurring net fee income increased by CHF 498 million to CHF 4,294 million, mainly due to an increase in managed account fees reflecting higher invested asset levels. Transaction-based income decreased by CHF 122 million to CHF 1,678 million, mainly due to lower client activity.

In Retail & Corporate, recurring net fee income increased by CHF 45 million to CHF 556 million, mainly as certain fees related to retail bank accounts were recorded as recurring net fee income in 2014, totaling CHF 58 million in 2014, while these fees were recorded as transaction-based income in 2013. Transaction-based income decreased by CHF 12 million to CHF 1,022 million, mainly reflecting the aforementioned change in classification of certain fees related to retail bank accounts. This was partly offset by first-time fees received from Wealth Management for net client shifts and referrals.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

Operating expenses

Total operating expenses increased by CHF 1,106 million to CHF 25,567 million. Restructuring charges were CHF 677 million compared with CHF 772 million in the prior year. Personnel-related restructuring charges increased by CHF 171 million to CHF 327 million, while non-personnel-related restructuring charges decreased by CHF 266 million to CHF 350 million.

On an adjusted basis, excluding restructuring charges in both years as well as credits related to changes to retiree benefit plans in the US of CHF 41 million in 2014, total operating expenses increased by CHF 1,242 million to CHF 24,931 million. This increase was mainly due to CHF 893 million higher net charges for provisions for litigation, regulatory and similar matters as well as CHF 381 million higher other non-personnel expenses, due to higher costs for outsourcing of IT and other services as well as higher professional fees. Adjusted personnel expenses were largely unchanged.

è	Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Operating expenses

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Personnel expenses (adjusted)[1]

Salaries	6,124	6,203	6,750	(1)

Total variable compensation	3,113	3,201	3,005	(3)

of which: relating to current year[2]	2,338	2,369	1,901	(1)

of which: relating to prior years[3]	775	832	1,104	(7)

Wealth Management Americas: Financial advisor compensation[4]	3,385	3,140	2,873	8

Other personnel expenses[5]	2,372	2,481	2,595	(4)

Total personnel expenses (adjusted)[1]	14,994	15,026	15,225	0

Non-personnel expenses (adjusted)[1]

Provisions for litigation, regulatory and similar matters	2,594	1,701	2,549	52

Other non-personnel expenses[6]	7,343	6,962	6,852	5

Total non-personnel expenses (adjusted)[1]	9,937	8,662	9,401	15

Adjusting items	636	772	2,589	(18)

of which: personnel-related restructuring charges	327	156	358	110

of which: other restructuring charges	350	616	14	(43)

of which: credits related to changes to retiree benefit plans in the US7	(41)		(116)

of which: credits related to changes to the Swiss pension plan			(730)

of which: impairment of goodwill and other non-financial assets			3,064

Total operating expenses as reported	25,567	24,461	27,216	5

1  Excluding adjusting items.  2  Includes expenses relating to performance awards and other variable compensation for the respective performance year.  3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.  4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.  5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.  6  Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.  7  Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information.

Financial and operating performance

Personnel expenses

Personnel expenses increased by CHF 98 million to CHF 15,280 million and included CHF 327 million personnel-related restructuring charges compared with CHF 156 million in the prior year. On an adjusted basis, excluding restructuring charges and the aforementioned credits related to changes to retiree benefit plans in the US in 2014, personnel expenses decreased slightly by CHF 32 million to CHF 14,994 million.

Expenses for salaries, excluding the effect of restructuring, decreased by CHF 79 million to CHF 6,124 million, mainly reflecting an increase in the capitalization of personnel expenses related to internally generated computer software, partly offset by charges for role-based allowances.

Adjusted for the effect of restructuring, total variable compensation expenses decreased by CHF 88 million to CHF 3,113 million. Expenses for current year awards declined by CHF 31 million and expenses for prior-year awards decreased by CHF 57 million.

Financial advisor compensation in Wealth Management Americas increased by CHF 245 million to CHF 3,385 million, corresponding with higher compensable revenues.

Other personnel expenses, adjusted for the effect of restructuring and the aforementioned credits related to changes to retiree benefit plans in the US, decreased by CHF 109 million to CHF 2,372 million, largely due to a decline of CHF 98 million in costs for pension and other post-employment benefits plans.

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

General and administrative expenses

General and administrative expenses increased by CHF 1,007 million to CHF 9,387 million. On an adjusted basis, excluding net restructuring charges of CHF 319 million in 2014 compared with CHF 548 million in the prior year, general and administrative expenses increased by CHF 1,236 million, mainly due to CHF 893 million higher net charges for provisions for litigation, regulatory and similar matters, as well as higher costs for outsourcing of IT and other services and higher professional fees.

At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

Outsourcing of IT and other services, adjusted for the effect of restructuring, increased by CHF 240 million.

General and administrative expense also included a net charge of CHF 123 million for the annual UK bank levy for 2014, mainly in the Investment Bank and in Non-core and Legacy Portfolio, compared with a net charge of CHF 124 million in the prior year. Further, 2014 included net charges of CHF 120 million in Non-core and Legacy Portfolio related to certain disputed receivables compared with an impairment charge of CHF 87 million in the prior year.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 22 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Tax

We recognized a net income tax benefit of CHF 1,180 million for 2014, which included a Swiss tax expense of CHF 1,395 million and a net foreign tax benefit of CHF 2,574 million.

The Swiss tax expense included a current tax expense of CHF 46 million related to taxable profits, against which no losses were available to offset, mainly earned by Swiss subsidiaries. In addition, it included a deferred tax expense of CHF 1,348 million, mainly reflecting the net decrease of deferred tax assets (DTA) previously recognized in relation to tax losses carried forward.

The net foreign tax benefit included current tax expense of CHF 409 million in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset. This was more than offset by a net deferred tax benefit of CHF 2,983 million, primarily reflecting an increase of DTA relating to the US.

In 2015, notwithstanding the effects of any potential reassessment of the level of DTA, we expect the effective tax rate to be approximately 25%. Consistent with past practice, we expect to revalue the overall level of DTA in the second half of 2015 based on a reassessment of future profitability taking into account updated business plan forecasts, including consideration of a possible further extension of the forecast period used for US DTA recognition purposes to seven years from the six years used at 31 December 2014. The full year effective tax rate could change significantly on the basis of this reassessment. It could also change if aggregate tax expenses for locations other than Switzerland, the US and the UK differ from what is expected.

è	Refer to “Note 8 Income taxes” in the “Financial information” section of this report for more information

Total comprehensive income attributable to UBS Group AG shareholders

Total comprehensive income attributable to UBS Group AG shareholders includes all changes in equity (including net profit) attributed to UBS Group AG shareholders during a period, except

Financial and operating performance

Group performance

those resulting from investments by and distributions to UBS Group AG shareholders as well as equity-settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). These items will be reclassified to net profit when the underlying item is sold or realized, with the exception of gains and losses on defined benefit plans and certain property revaluations.

In 2014, total comprehensive income attributable to UBS Group AG shareholders was CHF 4,920 million, reflecting net profit attributable to UBS Group AG shareholders of CHF 3,466 million and OCI attributable to UBS Group AG shareholders of CHF 1,453 million (net of tax).

In 2014, OCI included foreign currency translation gains of CHF 1,795 million (net of tax), primarily related to the significant strengthening of the US dollar against the Swiss franc. OCI related to cash flow hedges was positive CHF 689 million (net of tax), mainly reflecting decreases in long-term interest rates across all major currencies. OCI associated with financial investments available-for-sale was positive CHF 141 million (net of tax), mainly due to an increase in net unrealized gains following decreases in long-term interest rates, partly offset by previously unrealized net gains that were reclassified from OCI to the income statement upon sale of investments.

These OCI gains were partly offset by negative OCI on defined benefit plans of CHF 1,172 million (net of tax). A pre-tax OCI loss of CHF 995 million was recorded for the Swiss pension plan, which was mainly due to an increase in the defined benefit obligation, resulting from a significant decline in the applicable discount rate, which is linked to the returns on Swiss AA-rated corporate bonds and decreased from 2.3% as of 31 December 2013 to 1.2% as of 31 December 2014. This was partly offset by an increase in the fair value of the underlying plan assets and the reversal of the asset ceiling effect. Net pre-tax OCI losses on non-Swiss pension plans amounted to CHF 414 million and primarily related to the UK and US pension plans.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information on OCI related to defined benefit plans

Net profit attributable to preferred noteholders and non-controlling interests

Net profit attributable to preferred noteholders was CHF 142 million in 2014 compared with CHF 204 million in the prior year. Dividends of CHF 81 million were paid to preferred noteholders, for which no accrual was required in a prior period. In addition, 2014 included an accrual of CHF 30 million for future dividend payments triggered by the dividend payment to UBS shareholders in May 2014. Furthermore, the purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer caused a triggering event which resulted in accruals for future distributions to preferred noteholders of CHF 31 million. Subsequent to the exchange offer, the preferred notes issued by UBS AG were re-classified to equity attributable to non-controlling interests from a UBS Group AG perspective.

We expect to attribute approximately CHF 80 million in net profit to these non-controlling interests in both 2015 and 2016.

Net profit attributable to non-controlling interests was CHF 32 million in 2014, which largely reflects net profit attributable to non-controlling interests in UBS AG and was related to the non-tendered or not subsequently exchanged UBS AG shares.

è	Refer to the “UBS Group – Changes to our legal structure” section for more information on the establishment of UBS Group AG

Key figures

Cost/income ratio

The cost/income ratio was 91.0% in 2014 compared with 88.0% in the prior year. On an adjusted basis, the cost/income ratio was 89.8% compared with 85.0%.

Risk-weighted assets

During 2014, our phase-in Basel III risk-weighted assets (RWA) decreased by CHF 7.7 billion to CHF 220.9 billion. Phase-in credit risk RWA decreased by CHF 15.7 billion, primarily driven by the sale of securitization exposures, as well as a reduction in RWA for advanced and standardized credit valuation adjustments (CVA), mainly due to derivative trade unwinds and trade compressions. Furthermore, credit risk RWA of CHF 3.0 billion related to defined benefit plans were reclassified from credit risk to non-counterparty-related risk. Non-counterparty-related risk RWA increased by CHF 6.5 billion, mainly due to the aforementioned reclassification, as well as higher RWA relating to DTA recognized. Phase-in market risk RWA increased by CHF 2.8 billion, mainly due to higher RWA relating to risks-not-in-VaR. Phase-in operational risk RWA decreased by CHF 1.2 billion. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 5.0 billion, which was partly offset by a higher capital requirement based on the advanced measurement approach (AMA) model output using the latest FINMA-approved model parameters.

è	Refer to the “Investment Bank,” “Corporate Center” and “Capital management” sections of this report for more information

Net new money

In Wealth Management, net new money was CHF 34.4 billion with strongest net inflows in Asia Pacific followed by Switzerland and emerging markets. Net outflows in Europe mainly reflected ongoing cross-border asset outflows, partly offset by net inflows from domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 29.8 billion compared with CHF 33.6 billion in the prior year.

Financial and operating performance

In Wealth Management Americas, net new money totaled CHF 9.6 billion (USD 10.0 billion) and was predominantly made up of net inflows from financial advisors employed with UBS for more than one year. In 2013, net new money was CHF 17.6 billion (USD 19.0 billion).

In Global Asset Management, excluding money market flows, net new money inflows were CHF 22.6 billion compared with net new money outflows of CHF 4.8 billion. By channel, net inflows from third parties were CHF 11.3 billion compared with CHF 0.7 billion in 2013. Net inflows were mainly from clients serviced from Switzerland, Asia Pacific and Europe. Net new money inflows from clients of UBS’s wealth management businesses were CHF 11.3 billion compared with net outflows of CHF 5.5 billion in the prior year. This improvement mainly resulted from better matching of available and attractive Global Asset Management products to wealth management clients’ changing needs. The net inflows were mainly from clients serviced from Asia Pacific and Europe.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Invested assets

In Wealth Management, invested assets were CHF 987 billion as of 31 December 2014, representing an increase of CHF 101 billion from 31 December 2013, due to positive market performance of CHF 38 billion, net new money inflows of CHF 34 billion and positive currency translation effects of CHF 32 billion.

In Wealth Management Americas, invested assets increased by CHF 162 billion to CHF 1,027 billion during 2014, mainly due to the strengthening of the USD dollar versus the Swiss franc. In US dollar terms, invested assets increased by USD 62 billion to USD 1,032 billion, reflecting positive market performance of USD 52 billion and net new money inflows of USD 10 billion.

In Global Asset Management, invested assets were CHF 664 billion as of 31 December 2014 compared with CHF 583 billion as of 31 December 2013. Positive currency translation effects of CHF 36 billion, favorable market performance of CHF 30 billion, and net new money inflows of CHF 16 billion all contributed to the overall increase of CHF 81 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Net new money1

	For the year ended
CHF billion	31.12.14	31.12.13	31.12.12
Wealth Management	34.4	35.9	26.3

Wealth Management Americas	9.6	17.6	20.6

Global Asset Management	15.9	(19.9)	(13.3)

of which: excluding money market flows	22.6	(4.8)	(5.9)

of which: money market flows	(6.7)	(15.1)	(7.4)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies. Net new money excludes interest and dividend income.

Invested assets1

	As of			% change from
CHF billion	31.12.14	31.12.13	31.12.12	31.12.13
Wealth Management	987	886	821	11

Wealth Management Americas	1,027	865	772	19

Global Asset Management	664	583	581	14

of which: excluding money market funds	600	518	497	16

of which: money market funds	64	65	83	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

Financial and operating performance

Group performance

Regional performance

The operating regions shown in the “Regional performance” table below, i.e., Americas, Asia Pacific, Europe, Middle East and Africa, and Switzerland, correspond to the management structure of the Group from a regional perspective. The allocation of income and expenses to these regions reflects, and is consistent with, the basis on which the business is managed and performance evaluated. These allocations involve assumptions and judgments which management considers to be reasonable. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, with global clients being split into relevant countries and trading and portfolio management revenues attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the country and regional Presidents. Expenses are aligned to the revenues. Certain revenues and expenses, such as those related to the Corporate Center – Non-core and Legacy Portfolio, certain litigation expenses and restructuring charges and other items, are managed at a Group level. These revenues and expenses are included in the Global column.

Regional performance

	Americas		Asia Pacific		Europe, Middle East and Africa		Switzerland		Global		Total
	For the year ended
CHF billion	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Operating income

Wealth Management	0.5	0.4	1.9	1.7	4.0	3.9	1.5	1.5	0.0	0.1	7.9	7.6

Wealth Management Americas	7.0	6.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0	6.5

Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	3.7	3.8	0.0	0.0	3.7	3.8

Global Asset Management	0.7	0.7	0.3	0.3	0.4	0.4	0.5	0.5	0.0	0.0	1.9	1.9

Investment Bank	2.6	2.5	2.4	2.6	2.4	2.2	1.0	1.1	(0.1)	0.2	8.3	8.6

Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.9)	(0.7)	(0.9)	(0.7)

Total operating income	10.7	10.2	4.6	4.5	6.8	6.6	6.8	6.8	(0.9)	(0.4)	28.0	27.7

Operating expenses

Wealth Management	0.4	0.4	1.3	1.2	3.0	2.9	0.9	0.8	0.0	0.0	5.6	5.3

Wealth Management Americas	6.1	5.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.1	5.7

Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	2.2	2.3	0.0	0.0	2.2	2.3

Global Asset Management	0.5	0.5	0.2	0.2	0.4	0.4	0.3	0.3	0.1	0.0	1.4	1.4

Investment Bank	2.0	2.0	1.7	1.6	1.9	1.8	0.7	0.7	2.1	0.3	8.4	6.3

Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.8	3.5	1.8	3.5

Total operating expenses	9.0	8.5	3.2	3.0	5.2	5.0	4.1	4.1	4.1	3.8	25.6	24.5

Operating profit/(loss) before tax

Wealth Management	0.1	0.1	0.6	0.5	1.0	1.1	0.7	0.6	0.0	0.0	2.3	2.2

Wealth Management Americas	0.9	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.9

Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	1.5	1.5	0.0	0.0	1.5	1.5

Global Asset Management	0.2	0.2	0.1	0.1	0.0	0.0	0.2	0.2	(0.1)	0.0	0.5	0.6

Investment Bank	0.6	0.6	0.7	1.0	0.5	0.4	0.3	0.4	(2.2)	(0.1)	0.0	2.3

Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(2.7)	(4.2)	(2.7)	(4.2)

Operating profit/(loss) before tax	1.8	1.7	1.4	1.5	1.5	1.5	2.7	2.7	(5.0)	(4.2)	2.5	3.3

Financial and operating performance

2013 compared with 2012

Results

Operating profit before tax was CHF 3,272 million in 2013 compared with a loss of CHF 1,794 million in the prior year, reflecting a CHF 2,309 million increase in operating income and a CHF 2,755 million reduction in operating expenses.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For 2013, the items we excluded were an own credit loss of CHF 283 million, gains on sales of real estate of CHF 288 million, net losses related to the buyback of debt in public tender offers of CHF 167 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 772 million. For 2012, the items we excluded were an own credit loss of CHF 2,202 million, gains on sales of real estate of CHF 112 million, net restructuring charges of CHF 371 million, a credit related to changes to our Swiss pension plan of CHF 730 million, a credit related to changes to our retiree benefit plans in the US of CHF 116 million and the impairment of goodwill and other non-financial assets of CHF 3,064 million.

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

Net interest and trading income in Wealth Management increased by CHF 140 million. Net interest income increased by CHF 110 million to CHF 2,061 million, mainly due to revenues of CHF 110 million allocated from the repurchase agreement unit within Group Treasury in Corporate Center – Core Functions. Previously, such revenues were not allocated to the business divisions. The increase in net interest income was also due to lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury through the end of 2014 and effective 1 January 2015 by Group ALM. These factors, together with higher income resulting from increased loan and client deposit volumes, more than offset the negative effect of a lower deposit margin resulting from the ongoing low interest rate environment. Net trading income increased by CHF 29 million to CHF 807 million and included higher income from foreign exchange-related products and increased treasury-related income, partly offset by lower income from precious metals.

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

Within the Investment Bank, Investor Client Services net interest and trading income increased by CHF 1,005 million, primarily due to higher derivatives revenues, mainly as a result of higher revenues in Asia Pacific and Europe, Middle East and Africa.

99

Financial and operating performance

Group performance

Furthermore, cash revenues increased, largely as 2012 included a loss of CHF 349 million related to the Facebook initial public offering. Revenues in financing services and other equities also increased. These increases were partly offset by lower revenues in rates and credit, primarily due to weaker trading performance in the flow businesses, and by slightly lower foreign exchange revenues. Corporate Client Solutions net interest and trading income increased by CHF 436 million, largely due to higher revenues in equity capital markets, mainly as a result of a large private transaction recorded in the first half of 2013.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, decreased by CHF 972 million, partly due to losses of CHF 153 million related to our macro cash flow hedge models compared with gains of CHF 152 million in the prior year. The decrease in net interest and trading income was also due to a decline in revenues to CHF 22 million from CHF 245 million in the repurchase agreement unit, which was transferred from the Investment Bank to Corporate Center – Core Functions in 2013 and for which prior-period information was restated. Whereas restated results reflected no allocation of revenues from the repurchase agreement unit to the business divisions, from 2013 onwards revenues from this unit are allocated to the business divisions, mainly to Wealth Management. In addition, 2013 included losses from cross-currency basis swaps of CHF 222 million which are held as economic hedges and central funding costs retained in Group Treasury increased. Furthermore, 2013 included CHF 102 million in net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition which are retained in Corporate Center – Core Functions with effect from 1 January 2013.

In Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 1,191 million. Non-core net interest and trading income decreased by CHF 1,146 million, largely due to lower revenues in rates and credit as we focused on risk-weighted assets (RWA) and balance sheet reduction, as well as on reducing operational complexity as part of the accelerated implementation of our strategy. In 2012, portfolios were actively traded and benefited from increased liquidity, with strong two-way client flow that resulted in higher revenues. Legacy Portfolio net interest and trading income decreased by CHF 45 million. In 2013, we exercised our option to acquire the SNB StabFund’s equity and recorded an option revaluation gain of CHF 431 million prior to the exercise compared with a gain of CHF 526 million in the prior year. Trading revenues also decreased due to an interest charge of CHF 34 million in 2013 relating to tax obligations of the SNB Stab-Fund. Legacy Portfolio net interest and trading income, excluding the SNB StabFund option, increased by CHF 83 million, mainly as 2012 included losses on collateralized debt obligations (CDO) and related hedging swaps of CHF 171 million as we exited certain CDO positions to reduce RWA.

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

100

Financial and operating performance

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

Operating expenses

Total operating expenses decreased by CHF 2,755 million to CHF 24,461 million. Restructuring charges were CHF 772 million compared with CHF 371 million in the prior year, mainly related to increased non-personnel-related restructuring charges, partly offset by lower personnel-related restructuring charges.

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

101

Financial and operating performance

Group performance

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

The Swiss tax expense included a current tax expense of CHF 93 million related to taxable profits, against which no losses were available to offset, earned by Swiss subsidiaries and also from the sale of real estate. In addition, it included a deferred tax expense of CHF 455 million, mainly reflecting the amortization of DTA previously recognized in relation to tax losses carried forward used to offset taxable profits for the year.

The net foreign tax benefit included a current tax expense of CHF 342 million in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset. This was more than offset by a net deferred tax benefit of CHF 1,000 million reflecting a net upward revaluation of deferred tax assets, partially offset by the amortization of DTA, as tax losses were used against taxable profits.

è	Refer to “Note 8 Income taxes” in the “Financial information” section of this report for more information

Total comprehensive income attributable to UBS Group AG shareholders

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,961 million, reflecting net profit attributable to UBS Group AG shareholders of CHF 3,172 million, partly offset by negative OCI attributable to UBS Group AG shareholders of CHF 1,211 million (net of tax).

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

Risk-weighted assets

Our phase-in Basel III RWA decreased by CHF 33 billion to CHF 229 billion, mainly due to a CHF 41 billion reduction in credit risk RWA and a CHF 17 billion reduction in market risk RWA, partly

Financial and operating performance

offset by a CHF 25 billion increase in operational risk RWA. The CHF 41 billion decrease in credit risk RWA was mainly due to a CHF 24 billion reduction related to Other exposure segments, primarily driven by a reduction in RWA for advanced and standardized credit valuation adjustments (CVA) of CHF 18 billion, mainly due to benefits from economic CVA hedges, ratings migration, reduced exposures and market-driven reductions in the Investment Bank and Non-core and Legacy Portfolio. Furthermore, a decline of CHF 6 billion was realized due to the sale of securitization exposures in Non-core and Legacy Portfolio. Credit risk RWA for exposures to corporates decreased by CHF 10 billion, primarily due to a reduction in drawn loans, undrawn loan commitments and derivative exposures in Wealth Management Americas, the Investment Bank and Non-core and Legacy Portfolio. Credit risk RWA for exposures to banks declined by CHF 6 billion, mainly due to lower derivative exposures in the Investment Bank and Non-core and Legacy Portfolio. The CHF 17 billion decrease in market risk RWA was due to a CHF 5 billion decrease in the comprehensive risk measure, a decline of CHF 4 billion in the incremental risk charge and reductions of CHF 2 billion, CHF 3 billion and CHF 1 billion in RWA related to value-at-risk (VaR), stressed VaR and risks-not-in-VaR, respectively. The CHF 25 billion increase in operational risk RWA was primarily due to incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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

Financial and operating performance

Balance sheet

Balance sheet

As of 31 December 2014, our balance sheet assets stood at CHF 1,062 billion, an increase of CHF 49 billion or 5% from 31 December 2013, mainly due to currency effects resulting from the strengthening of the US dollar versus the Swiss franc. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 41 billion to CHF 775 billion, also primarily resulting from currency effects. Excluding these currency effects, funded assets were broadly unchanged.

Balance sheet

			% change from
CHF million	31.12.14	31.12.13	31.12.13

Assets

Cash and balances with central banks	104,073	80,879	29

Due from banks	13,334	13,874	(4)

Cash collateral on securities borrowed	24,063	27,496	(12)

Reverse repurchase agreements	68,414	91,563	(25)

Trading portfolio assets	138,156	122,848	12

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449	32

Positive replacement values	256,978	254,084	1

Cash collateral receivables on derivative instruments	30,979	26,548	17

Financial assets designated at fair value	4,951	7,364	(33)

Loans	315,757	286,959	10

Financial investments available-for-sale	57,159	59,525	(4)

Investments in associates	927	842	10

Property and equipment	6,854	6,006	14

Goodwill and intangible assets	6,785	6,293	8

Deferred tax assets	11,060	8,845	25

Other assets	22,988	20,228	14

Total assets	1,062,478	1,013,355	5

Liabilities

Due to banks	10,492	12,862	(18)

Cash collateral on securities lent	9,180	9,491	(3)

Repurchase agreements	11,818	13,811	(14)

Trading portfolio liabilities	27,958	26,609	5

Negative replacement values	254,101	248,079	2

Cash collateral payables on derivative instruments	42,372	44,507	(5)

Financial liabilities designated at fair value	75,297	69,901	8

Due to customers	410,207	390,825	5

Debt issued	91,207	81,586	12

Provisions	4,366	2,971	47

Other liabilities	71,112	62,777	13

Total liabilities	1,008,110	963,419	5

Financial and operating performance

Balance sheet (continued)

			% change from
CHF million	31.12.14	31.12.13	31.12.13

Equity

Share capital	372	384	(3)

Share premium	32,590	33,952	(4)

Treasury shares	(1,393)	(1,031)	35

Equity classified as obligation to purchase own shares	(1)	(46)	(98)

Retained earnings	22,134	20,608	7

Other comprehensive income recognized directly in equity, net of tax	(3,093)	(5,866)	(47)

Equity attributable to UBS Group AG shareholders	50,608	48,002	5

Equity attributable to preferred noteholders	0	1,893	(100)

Equity attributable to non-controlling interests	3,760	41

Total equity	54,368	49,936	9

Total liabilities and equity	1,062,478	1,013,355	5

Asset development – divisional view

Investment Bank

Investment Bank total assets increased by CHF 52 billion to CHF 292 billion, primarily within our foreign exchange, rates and credit businesses and mainly due to fair value changes on both foreign exchange and interest rate derivatives, which increased due to currency movements and downward shifts in yield curves, respectively. Funded assets increased by CHF 14 billion to CHF 171 billion, mainly due to currency effects, and remained within our limit of CHF 200 billion. Excluding currency effects, Investment Bank funded assets increased by approximately CHF 3 billion, mainly due to higher trading assets in the equities business.

Corporate Center – Non-core and Legacy Portfolio

Non-core and Legacy Portfolio total assets decreased by CHF 45 billion to CHF 170 billion, largely due to a CHF 33 billion decline in positive replacement values (PRV) in Non-core. During the year, we executed a series of risk transfers to exit the majority of the correlation trading portfolio, which involved entering into a large number of back-to-back trades to transfer market risk. We subsequently derecognized these trades from our balance sheet via novations to third parties, thereby transferring credit risk, and reducing PRV by approximately CHF 11 billion. The originally targeted novations are now complete. Within our rates portfolio, PRV decreased due to negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties, partly offset by currency and interest rate movements. Non-core and Legacy Portfolio funded assets decreased by CHF 10 billion to CHF 11 billion, mainly due to the full repayment of the loan to the BlackRock fund, the full exit of precious metal holdings held on behalf of clients and the maturing of the last remaining trade in the structured reverse repo portfolio. Furthermore, funded assets declined following the final exit from student loan auction rate securities, the sale of CMBS assets used to hedge certain CDS contracts facing monolines that were terminated during the year and a number of smaller position reductions.

Corporate Center – Core Functions

Corporate Center – Core Functions total assets increased by CHF 10 billion to CHF 258 billion, primarily reflecting an increase in cash and balances with central banks, which mainly resulted from rebalancing of our multi-currency portfolio of unencumbered,

Total assets and funded assets

	31.12.14					31.12.13
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total assets	292	258	170	343	1,062	240	247	215	311	1,013

Less: positive replacement values	(109)	0	(141)	(7)	(257)	(76)	0	(174)	(3)	(254)

Less: collateral delivered against OTC derivatives[1]	(12)	0	(18)	0	(31)	(7)	0	(19)	0	(26)

Funded assets	171	257	11	336	775	157	247	22	307	734

1  Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Financial and operating performance

Balance sheet

high-quality, liquid assets managed centrally by Group Treasury through the end of 2014 and effective 1 January 2015 by Group ALM, a majority of which are short-term, combined with several long-term debt issuances throughout the year and a reduction in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets was broadly unchanged.

Other business divisions

Wealth Management and Wealth Management Americas total assets increased by CHF 18 billion and CHF 11 billion to CHF 128 billion and CHF 56 billion, respectively, mainly reflecting increased lending activities and currency effects. Retail & Corporate and Global Asset Management total assets were broadly unchanged at CHF 144 billion and CHF 15 billion, respectively.

Assets and liabilities development – product view

Cash and balances with central banks

Cash and balances with central banks increased by CHF 23 billion to CHF 104 billion as of 31 December 2014, primarily due to the abovementioned rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets, combined with several long-term debt issuances throughout the year and a reduction in collateral trading assets.

Lending

Loans increased by CHF 29 billion to CHF 316 billion, predominantly in our wealth management businesses and mainly reflecting increased Lombard and residential mortgage lending, as well as currency effects. These increases were partly offset by the full repayment of the loan to the BlackRock fund and the sale of the remaining student loan auction rate securities positions in the Legacy Portfolio. Financial assets designated at fair value were reduced by CHF 2 billion, primarily in the Investment Bank. Interbank lending was broadly unchanged at CHF 13 billion.

Collateral trading

Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, decreased by CHF 27 billion to CHF 92 billion, mainly within Group Treasury in Corporate Center – Core Functions, reflecting a reduction in externally sourced collateral, combined with a rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets.

Collateral trading liabilities, which consist of repurchase agreements and cash collateral on securities lent, were reduced by CHF 2 billion to CHF 21 billion.

Trading portfolio

Trading portfolio assets increased CHF 15 billion to CHF 138 billion, primarily within the Investment Bank and mainly reflected currency effects and client-driven increases in equity instruments held. The increases in the Investment Bank were partly offset by reductions within Non-core and Legacy Portfolio, which primarily resulted from ongoing sales and unwinds.

Trading portfolio liabilities were broadly unchanged at CHF 28 billion.

Replacement values

Positive and negative replacement values were higher on both sides of the balance sheet, increasing by CHF 3 billion and CHF 6

Financial and operating performance

billion to CHF 257 billion and CHF 254 billion, respectively, despite a reduction in notional volumes. Positive and negative replacement values within the Investment Bank increased by CHF 33 billion and CHF 32 billion, respectively, reflecting fair value changes resulting from currency movements and downward shifts in yield curves. These increases were mostly offset by positive and negative replacement value reductions in Non-core and Legacy Portfolio of CHF 34 billion and CHF 27 billion, respectively, primarily due to trade migrations, compressions and market movements.

Financial investments available-for-sale

Financial investments available-for-sale decreased by CHF 2 billion to CHF 57 billion, mainly reflecting the aforementioned rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets.

Short-term borrowings

Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 3 billion to CHF 38 billion, primarily due to lower interbank lending within Retail & Corporate. Short-term debt issued was broadly unchanged at CHF 27 billion.

è	Refer to the “Treasury management” section of this report for more information

Due to customers

Customer deposits increased by CHF 19 billion to CHF 410 billion, reflecting currency effects and as Wealth Management, Wealth Management Americas and Retail & Corporate all continued to attract client money into both current and deposit accounts.

è	Refer to the “Treasury management” section of this report for more information

Long-term debt issued

Long-term debt issued increased by CHF 15 billion to CHF 139 billion, primarily reflecting the issuance of a variety of instruments during the year, including several fixed-rate bonds, additional loss-absorbing Basel III-compliant tier 2 subordinated notes and new extendible money market certificates, which are held at fair value within the Investment Bank.

è	Refer to the “Treasury management” section of this report for more information

Other

Other assets increased by CHF 11 billion, primarily due to a CHF 4 billion increase in cash collateral receivables on derivative instruments, a CHF 2 billion increase in recognized deferred tax assets and a CHF 1 billion increase in prime brokerage receivables.

Other liabilities increased by CHF 8 billion, primarily due to a CHF 6 billion increase in prime brokerage payables.

Financial and operating performance

Balance sheet

Equity development

Equity attributable to UBS Group AG shareholders increased by CHF 2,606 million to CHF 50,608 million as of 31 December 2014 from CHF 48,002 million a year earlier. Total comprehensive income attributable to UBS Group AG shareholders was CHF 4,920 million, reflecting the net profit attributable to UBS Group AG shareholders of CHF 3,466 million and other comprehensive income (OCI) attributable to UBS Group AG shareholders of CHF 1,453 million (net of tax). OCI included foreign currency translation gains of CHF 1,795 million as well as positive OCI movements related to cash flow hedges and financial investments available-for-sale of CHF 689 million and CHF 141 million, respectively, partly offset by net losses on defined benefit plans of CHF 1,172 million.

Employee share-based compensation increased share premium by CHF 619 million, primarily due to the amortization of deferred equity compensation awards. This increase was more than offset by the distribution of CHF 938 million out of the capital contribution reserve of UBS AG.

Net treasury share activity decreased equity attributable to UBS Group AG shareholders by CHF 400 million, mainly reflecting the net acquisition of treasury shares in relation to employee share-based compensation awards.

The establishment of UBS Group AG resulted in a net reduction in equity attributable to UBS Group AG shareholders of CHF 1,669 million, reflecting non-controlling interests in UBS AG shares as of 31 December 2014.

è	Refer to the “UBS Group – Changes to our legal structure” section for more information on the establishment of UBS Group AG
è	Refer to the “Statement of changes in equity” in the “Financial information” section of this report for more information
è	Refer to “Total comprehensive income attributable to UBS Group AG shareholders” in the “Group performance” section of this report for more information

Intra-period balances

Balance sheet positions disclosed in this section represent year-end positions. Intra-period balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end and year-end positions.

Financial and operating performance

Off-balance sheet

Off-balance sheet arrangements

In the normal course of business, we enter into transactions that may not be fully recognized on the balance sheet due to the International Financial Reporting Standards (IFRS) accounting treatment adopted for the specific transaction entered into. These transactions include derivative instruments, guarantees and similar arrangements, as well as some purchased and retained interests in non-consolidated structured entities (SEs), which are transacted for a number of reasons, including market-making and hedging activities, to meet specific needs of our clients or to offer investment opportunities to clients through entities that are not controlled by us.

When we, through these arrangements, incur an obligation or become entitled to an asset, we recognize these on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

è	Refer to “Note 1a Significant accounting policies items 3 and 5” in the “Financial information” section of this report for more information on accounting policies regarding consolidation and deconsolidation of subsidiaries, including structured entities, and recognition and derecognition of financial instruments, respectively
è	Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of this report for more information on our interests in, and maximum exposure to loss from, unconsolidated structured entities

The following paragraphs provide more information on several distinct off-balance sheet arrangements. Additional off-balance sheet information is primarily provided in Notes 14, 22, 25, 30 and 33 in the “Financial information” section of this report, as well as in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report.

Risk disclosures, including our involvement with off-balance sheet vehicles

Refer to the “Risk, treasury and capital management” section of this report for comprehensive liquidity, market and credit risk information related to risk positions, which includes our exposures to off-balance sheet vehicles.

Support provided to non-consolidated investment funds

In 2014, the Group did not provide material support, financial or otherwise, to unconsolidated investment funds when the Group was not contractually obligated to do so, nor does the Group have an intention to do so.

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

As of 31 December 2014, the net exposure (gross values less sub-participations) from guarantees and similar instruments was CHF 14.9 billion, compared with CHF 15.8 billion as of 31 December 2013. Fee income from issuing guarantees was not significant to total revenues in 2014.

Guarantees represent irrevocable assurances, that, subject to the satisfaction of certain conditions, we will make a payment in the event that clients fail to fulfill their obligations to third parties. We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of clients. The majority of these unutilized credit lines range in maturity from one month to five years. If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2014, we recognized net credit loss recoveries of CHF 49 million, compared with net credit loss recoveries of CHF 2 million for the year ended 31 December 2013, related to obligations incurred for guarantees and loan commitments. Provisions recognized for guarantees and loan commitments were CHF 23 million as of 31 December 2014 and CHF 61 million as of 31 December 2013.

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

Financial and operating performance

Off-balance sheet

Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.12.14			31.12.13
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees

Credit guarantees and similar instruments	7,126	(346)	6,780	7,731	(670)	7,061

Performance guarantees and similar instruments	3,285	(706)	2,579	3,423	(706)	2,717

Documentary credits	7,283	(1,740)	5,543	7,644	(1,599)	6,044

Total guarantees	17,694	(2,792)	14,902	18,798	(2,975)	15,823

Commitments

Loan commitments	50,688	(1,256)	49,431	54,913	(1,227)	53,686

Underwriting commitments	671	(329)	342	760	(225)	535

Total commitments	51,359	(1,586)	49,773	55,673	(1,452)	54,221

Forward starting transactions[1]

Reverse repurchase agreements	10,304			9,376

Securities borrowing agreements	125			46

Repurchase agreements	5,368			8,191

1  Cash to be paid in the future by either UBS or the counterparty.

exposed to additional financial obligations. While the membership rules vary, obligations generally would arise only if the exchange or clearing house had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates our share in the deposit insurance system to be CHF 0.9 billion. The deposit insurance is a guarantee and exposes us to additional risk. This is not reflected in the table above due to its unique characteristics. As of 31 December 2014, we consider the probability of a material loss from our obligation to be remote.

Underwriting commitments

Gross equity underwriting commitments as of 31 December 2014 and 31 December 2013 amounted to CHF 0.7 billion and CHF 0.8 billion, respectively. Gross debt and private equity underwriting commitments as of 31 December 2013 and 31 December 2012 were not material.

Contractual obligations

The table below summarizes payments due by period under contractual obligations as of 31 December 2014.

All contracts included in this table, with the exception of purchase obligations (i.e., those in which we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in “Note 33 Operating leases and finance leases” in the “Financial information” section of this report.

Contractual obligations

	Payment due by period

CHF million	< 1 year	1-3 years	3-5 years	> 5 years	Total
Long-term debt obligations	44,338	38,594	21,268	49,626	153,827

Finance lease obligations	30	29	5	2	66

Operating lease obligations	766	1,374	949	2,080	5,170

Purchase obligations	1,131	771	337	139	2,378

Other liabilities	114	1	0	0	115

Total	46,380	40,769	22,559	51,847	161,556

Financial and operating performance

Long-term debt obligations as of 31 December 2014 were CHF 154 billion and consisted of financial liabilities designated at fair value (CHF 79 billion) and long-term debt issued (CHF 75 billion) and represent both estimated future interest and principal payments on an undiscounted basis. Refer to “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of this report for more information. Approximately half of total long-term debt obligations had a variable rate of interest. Amounts due on interest rate swaps used to hedge interest rate risk inherent in fixed-rate debt issued, and designated in fair value hedge accounting relationships, are not included in the table on the previous page. The notional amount of these interest rate swaps was CHF 41 billion as of 31 December 2014. Financial liabilities designated at fair value (CHF 79 billion on an undiscounted cash flow basis) mostly consist of structured notes and are generally economically hedged, but it would not be practicable to estimate the amount and/or timing of the payments on interest swaps used to hedge these instruments as interest rate risk inherent in respective liabilities is generally risk managed on a portfolio level.

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

Financial and operating performance

Cash flows

Cash flows

As a global financial institution, our cash flows are complex and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the liquidity, funding and capital management policies described within the “Risk, treasury and capital management” section of this report.

Statement of cash flows (condensed)

	For the year ended
CHF million	31.12.14	31.12.13
Net cash flow from/(used in) operating activities	8,400	50,959

Net cash flow from/(used in) investing activities	2,596	5,457

Net cash flow from/(used in) financing activities	2,108	(47,555)

Effects of exchange rate differences on cash and cash equivalents	8,611	(2,702)

Net increase/(decrease) in cash and cash equivalents	21,714	6,158

Cash and cash equivalents at the end of the year	126,980	105,266

2014

As of 31 December 2014, cash and cash equivalents totaled CHF 127.0 billion, an increase of CHF 21.7 billion from 31 December 2013, partly due to foreign currency translation effects of CHF 8.6 billion.

Operating activities

In 2014, net cash inflows from operating activities were CHF 8.4 billion, reflecting net cash inflows of CHF 11.1 billion generated by an overall decrease in operating assets and liabilities, partly offset by net operating cash outflows (before changes in operating assets and liabilities and income taxes paid, net of refunds) of CHF 2.1 billion. The net inflows related to the decrease in operating assets and liabilities of CHF 11.1 billion resulted from gross cash inflows of CHF 37.0 billion, primarily due to a reduction in collateral trading assets, partly offset by gross cash outflows of CHF 25.9 billion, mainly due to an increase in loans and a reduction in cash collateral payables on derivative instruments.

Compared with 2013, net cash flow from operating activities declined to an inflow of CHF 8.4 billion from CHF 51.0 billion, mainly as the reduction in operating assets, net of operating liabilities, was moderate in 2014 compared with the pronounced decline in 2013. In 2014, the growth in loans exceeded the increase in due to customer balances generating cash outflows of CHF 11.6 billion, whereas in 2013 the growth in due to customer balances outpaced the increase in loans causing inflows of CHF 12.1 billion. In addition, significant reductions in trading portfolio assets and replacement values net of collateral resulted in cash inflows of CHF 18.3 billion in 2013 compared with cash outflows of CHF 9.3 billion related to these assets and liabilities in 2014.

Investing activities

Net cash inflows from investing activities were CHF 2.6 billion in 2014, primarily related to the net divestment of financial investments available-for-sale of CHF 4.1 billion, partly offset by outflows of CHF 1.9 billion related to the purchase of property and equipment.

Compared with 2013, net cash flow from investing activities declined by CHF 2.9 billion, mainly due to CHF 1.9 billion lower net inflows from the divestment of financial investments available-for-sale and CHF 0.7 billion higher outflows related to the purchase of property and equipment.

Financing activities

The net cash flow from financing activities was an inflow of CHF 2.1 billion in 2014, mainly due to net issuances (issuances less redemptions) of long-term debt, including financial liabilities designated at fair value, of CHF 6.8 billion, partly offset by the net redemption of short-term debt of CHF 2.9 billion, the distribution of capital contribution reserves of CHF 0.9 billion and the net acquisition of treasury shares and own equity derivative activity of CHF 0.7 billion.

Compared with 2013, net cash flow from financing activities increased to a net inflow of CHF 2.1 billion from a net outflow CHF 47.6 billion, mainly as the net issuance of long-term debt, including financial liabilities designated at fair value, accounted for an inflow of CHF 6.8 billion in 2014 compared with an outflow of CHF 40.9 billion in 2013 related to net repayments.

Financial and operating performance

Wealth Management

Profit before tax was CHF 2,326 million in 2014, an increase of CHF 79 million compared with the prior year. Adjusted for restructuring charges, profit before tax increased by CHF 86 million to CHF 2,511 million, mainly due to an increase in operating income of CHF 338 million, largely as a result of both higher recurring net fee income and net interest income. This was partly offset by CHF 251 million higher operating expenses, mainly due to a CHF 305 million increase in charges for provisions for litigation, regulatory and similar matters. The gross margin on invested assets declined by 3 basis points to 85 basis points. Net new money was CHF 34.4 billion compared with CHF 35.9 billion in the prior year.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Net interest income	2,165	2,061	1,951	5

Recurring net fee income	3,783	3,567	3,309	6

Transaction-based income	1,928	1,887	1,744	2

Other income	25	57	37	(56)

Income	7,902	7,573	7,040	4

Credit loss (expense)/recovery	(1)	(10)	1	(90)

Total operating income	7,901	7,563	7,041	4

Personnel expenses	3,369	3,371	2,865	0

General and administrative expenses	1,937	1,650	1,360	17

Services (to)/from other business divisions	58	97	243	(40)

Depreciation and impairment of property and equipment	205	190	159	8

Amortization and impairment of intangible assets	5	8	7	(38)

Total operating expenses[2]	5,574	5,316	4,634	5

Business division operating profit/(loss) before tax	2,326	2,247	2,407	4

Key performance indicators[3]

Pre-tax profit growth (%)	3.5	(6.6)	(8.6)

Cost/income ratio (%)	70.5	70.2	65.8

Net new money growth (%)	3.9	4.4	3.5

Gross margin on invested assets (bps)[4]	85	88	89	(3)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  3  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.  4  Excludes any effect on profit or loss from a property fund (2014: gain of CHF 2 million, 2013: loss of CHF 10 million, 2012: gain of CHF 4 million).

Financial and operating performance

Wealth Management

Business division reporting1 (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13

Additional information

Recurring income	5,949	5,628	5,259	6

Recurring income as a % of income (%)	75.3	74.3	74.7

Average attributed equity (CHF billion)[2]	3.4	3.5	4.0	(3)

Return on attributed equity (%)	67.9	64.2	60.9

Risk-weighted assets (fully applied, CHF billion)[3]	25.4	20.9	18.2	22

Risk-weighted assets (phase-in, CHF billion)[3]	25.8	21.4	18.6	21

Return on risk-weighted assets, gross (%)[4]	33.8	38.7	41.4

Leverage ratio denominator (phase-in, CHF billion)[5]	138.3	122.1		13

Goodwill and intangible assets (CHF billion)	1.4	1.3	1.4	8

Net new money (CHF billion)	34.4	35.9	26.3

Invested assets (CHF billion)	987	886	821	11

Client assets (CHF billion)	1,160	1,023	951	13

Loans, gross (CHF billion)	112.7	96.8	86.6	16

Due to customers (CHF billion)	191.3	189.4	180.2	1

Personnel (full-time equivalents)	16,760	16,414	16,210	2

Client advisors (full-time equivalents)	4,250	4,164	4,128	2

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  4  Based on phase-in Basel III risk-weighted assets for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012.  5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Regional breakdown of key figures1,2

As of or for the year ended 31.12.14	Europe	Asia Pacific	Switzerland	Emerging markets		of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	(3.3)	26.7	7.1	4.1		29.8		1.5

Net new money growth (%)	(1.0)[4]	12.2	4.4	2.7	[4]	7.2		2.5

Invested assets (CHF billion)	363	269	177	168		497		73

Gross margin on invested assets (bps)	83 [4]	80	90	94	[4]	55		44	[5]

Client advisors (full-time equivalents)	1,473	1,186	761	773		729	[6]

1  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.  2  Based on the Wealth Management business area structure, and excluding minor functions with 57 client advisors, and CHF 10 billion of invested assets, and CHF 0.2 billion of net new money outflows in 2014.  3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.  4  Net new money growth rate and gross margin of 2014 for Europe and emerging markets are calculated based on invested assets as of 31 December 2013 adjusted for organizational shifts.  5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 25 basis points.  6  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Financial and operating performance

2014 compared with 2013

Results

Operating income

Total operating income was CHF 7,901 million compared with CHF 7,563 million in 2013, primarily due to both higher recurring net fee income and net interest income.

Net interest income increased by CHF 104 million to CHF 2,165 million, mainly due to higher net interest income from Lombard loans and mortgages as well as a positive effect from methodology changes in the allocation of liquidity and funding costs and benefits for loans and deposits between Wealth Management and Group Treasury. These effects were partly offset by lower net interest income from client deposits and lower allocated revenues from Group Treasury.

è	Refer to the “Liquidity and funding management” section of this report for more information on the changed methodology for the allocation of liquidity and funding costs and benefits

Recurring net fee income increased by CHF 216 million to CHF 3,783 million, primarily due to an increase in invested assets, the positive effect of pricing measures and continued growth in discretionary and advisory mandates. These increases were partly offset by lower income due to ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Transaction-based income increased by CHF 41 million to CHF 1,928 million. The overall increase was mainly related to structured products, mandates, wealth planning services and hedge funds, partly offset by lower income from foreign exchange trading and investment funds. In addition, 2014 included first-time fees paid to Retail & Corporate for net client shifts and referrals.

è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the implementation of a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Other income decreased by CHF 32 million to CHF 25 million, mainly due to a decline in revenues for other services and as the prior year included a gain of CHF 25 million related to the divestment of our participation in Euroclear Plc.

Operating expenses

Total operating expenses were CHF 5,574 million, an increase of CHF 258 million from the prior year. Adjusted for restructuring charges of CHF 185 million compared with CHF 178 million, operating expenses increased by CHF 251 million to CHF 5,389 million, mainly due to an increase in charges for provisions for litigation, regulatory and similar matters to CHF 394 million from CHF 89 million while the prior year included a charge in relation to the Swiss-UK tax agreement of CHF 107 million. Changes to allocations of Corporate Center costs in 2014 had the effect of increasing personnel, general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 40 million, which was offset by lower net charges from other business divisions.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the charge related to the Swiss-UK tax agreement

Personnel expenses decreased slightly to CHF 3,369 million. Adjusted for restructuring charges of CHF 70 million compared with CHF 71 million, personnel expenses decreased by CHF 1 million, predominantly due to reduced pension-related expenses, lower Corporate Center costs, mainly due to personnel-related technology expenses and outsourcing initiatives, as well as currency effects. This was almost entirely offset by higher expenses due to salary increases, staff hires for our strategic and regulatory priorities, higher variable compensation expenses as well as the aforementioned changes to allocations of Corporate Center costs.

General and administrative expenses increased by CHF 287 million to CHF 1,937 million. Adjusted for restructuring charges of CHF 113 million compared with CHF 100 million, general and administrative expenses increased by CHF 274 million, mainly due to the aforementioned increase in charges for provisions for litigation, regulatory and similar matters to CHF 394 million from CHF 89 million while the prior year included a charge in relation to the aforementioned Swiss-UK tax agreement. In addition, general and administrative expenses increased due to higher technology expenses, mainly following outsourcing initiatives, and due to the aforementioned changes to allocations of Corporate Center costs in 2014.

Net charges for services from other business divisions decreased by CHF 39 million to CHF 58 million, mainly due to the impact of the aforementioned changes to allocations of Corporate Center costs in 2014.

Depreciation increased by CHF 15 million to CHF 205 million. Adjusted for restructuring charges of CHF 1 million compared with CHF 7 million, depreciation increased by CHF 21 million, largely due to higher amortization expenses for capitalized software and the aforementioned changes to allocations of Corporate Center costs in 2014.

Cost/income ratio

The cost/income ratio was 70.5% compared with 70.2% in the prior year. Adjusted for restructuring charges, the cost/income ratio increased to 68.2% from 67.8% and remained within our target range of 60% to 70%.

Net new money

The net new money growth rate decreased to 3.9% from 4.4% and was within our target range of 3% to 5%. Net new money was CHF 34.4 billion with strongest net inflows in Asia Pacific followed by Switzerland and emerging markets. Net outflows in Europe mainly reflected ongoing cross-border asset outflows,

Financial and operating performance

Wealth Management

partly offset by net inflows from domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 29.8 billion compared with CHF 33.6 billion in the prior year.

Invested assets

Invested assets were CHF 987 billion as of 31 December 2014, representing an increase of CHF 101 billion from 31 December 2013, due to positive market performance of CHF 38 billion, net new money inflows of CHF 34 billion and positive currency translation effects of CHF 32 billion.

Gross margin on invested assets

The gross margin on invested assets declined by 3 basis points to 85 basis points and was below our target range of 95 to 105 basis points, mainly due to a historically low interest rate environment, client segment and regional mix changes coupled with ongoing outflows of assets from cross-border clients, partly offset by continued growth in discretionary and advisory mandates, the positive effect of pricing measures and Lombard lending growth.

Personnel

Wealth Management employed 16,760 personnel as of 31 December 2014 compared with 16,414 as of 31 December 2013, reflecting an increase in both non-client facing staff and client advisors.

The number of client advisors increased by 86 to 4,250, mainly reflecting an increase in our key strategic growth area Asia Pacific, partly offset by reductions in Europe.

The number of non-client facing staff increased by 261 to 12,510, mainly due to staff hires for our strategic and regulatory priorities.

Financial and operating performance

2013 compared with 2012

Results

Operating income

Total operating income was CHF 7,563 million compared with CHF 7,041 million in 2012, mainly due to higher recurring net fee income, transaction-based income as well as higher net interest income.

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

Recurring net fee income increased by CHF 258 million to CHF 3,567 million, which primarily resulted from a 10% increase in average invested assets, the positive effect of pricing measures and continued growth in discretionary and advisory mandates. These positive effects were partly offset by the negative effect of the migration to retrocession-free products for investment mandates during 2013, as well as due to ongoing outflows of assets from cross-border clients.

Transaction-based income increased by CHF 143 million to CHF 1,887 million, mainly in Asia Pacific in the first half of 2013. Overall, higher transaction-based income from mandates and investment funds was partly offset by a decrease related to structured products as well as from foreign exchange trading.

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

Personnel expenses increased to CHF 3,371 million from CHF 2,865 million. Adjusted for restructuring charges and the credit related to changes to our pension and retiree benefit plans, personnel expenses increased by CHF 102 million to CHF 3,300 million. This increase included CHF 120 million higher personnel expenses due to the centralization of our operations units and higher variable compensation expenses, partly offset by lower personnel expenses related to technology and control functions. The centralization of our operations units from the business divisions in the Corporate Center in July 2012 and the subsequent reallocation of the operations units resulted in increased personnel expenses and general and administrative expenses, offset by decreased net charges from other business divisions as Retail & Corporate previously provided significant services to Wealth Management, which are now provided by the Corporate Center.

General and administrative expenses increased by CHF 290 million to CHF 1,650 million. This included restructuring charges of CHF 100 million compared with zero in the prior year. Adjusted for restructuring charges, general and administrative expenses increased by CHF 190 million, mainly due to the aforementioned Swiss-UK tax agreement, CHF 36 million higher expenses related to the aforementioned centralization of operations units as well as slightly higher marketing and branding expenses.

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

Financial and operating performance

Wealth Management

Cost/income ratio

The cost/income ratio was 70.2% compared with 65.8% in the prior year. Adjusted for restructuring charges and the effect from the credit related to changes to our pension and retiree benefit plans in 2012, the cost/income ratio improved to 67.8% from 70.5% and was within our target range of 60% to 70%.

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

Personnel

Wealth Management employed 16,414 personnel as of 31 December 2013 compared with 16,210 as of 31 December 2012, mainly reflecting an increase in non-client facing staff.

The number of client advisors increased to 4,164 from 4,128, primarily in the key strategic growth areas of Asia Pacific and emerging markets, partly offset by reductions in Switzerland. The number of client advisors in Europe remained stable. The increase in non-client facing staff was mainly recorded in Asia Pacific and emerging markets, in line with the increase in the number of client advisors.

Financial and operating performance

Wealth Management Americas

Profit before tax was a record USD 981 million in 2014 compared with the prior record of USD 927 million in 2013. Adjusted for the effects of restructuring in both years as well as a credit in 2014 related to changes to our retiree benefit plans in the US, profit before tax increased to USD 1,030 million from USD 991 million. The adjusted result reflected an 8% increase in revenues due to higher recurring income and an 8% increase in operating expenses due to higher financial advisor related compensation and higher charges for provisions for litigation, regulatory and similar matters. Net new money inflows were USD 10.0 billion compared with USD 19.0 billion in the prior year.

Business division reporting – in US dollars1

	As of or for the year ended			% change from
USD million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Net interest income	1,067	1,014	849	5

Recurring net fee income	4,666	4,109	3,427	14

Transaction-based income	1,825	1,946	2,004	(6)

Other income	33	36	32	(8)

Income	7,590	7,105	6,312	7

Credit loss (expense)/recovery	16	(30)	(15)

Total operating income	7,606	7,075	6,297	8

Personnel expenses	5,218	4,949	4,556	5

Financial advisor compensation	2,944	2,708	2,399	9

Compensation commitments with recruited financial advisors[2]	733	690	679	6

Salaries and other personnel costs[3]	1,540	1,551	1,477	(1)

General and administrative expenses	1,204	1,001	958	20

Services (to)/from other business divisions	11	14	(16)	(21)

Depreciation and impairment of property and equipment	140	130	107	8

Amortization and impairment of intangible assets	52	53	55	(2)

Total operating expenses[4]	6,625	6,147	5,659	8

Business division operating profit/(loss) before tax	981	927	638	6

Key performance indicators[5]

Pre-tax profit growth (%)	5.8	45.3	21.3

Cost/income ratio (%)	87.3	86.5	89.7

Net new money growth (%)	1.0	2.3	2.9

Gross margin on invested assets (bps)	76	79	78	(4)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.  3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.  4  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  5  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.

Financial and operating performance

Wealth Management Americas

Business division reporting – in US dollars1 (continued)

	As of or for the year ended			% change from
USD million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13

Additional information

Recurring income	5,733	5,122	4,276	12

Recurring income as a % of income (%)	75.5	72.1	67.7

Average attributed equity (USD billion)[2]	2.9	3.0	6.6	(3)

Return on attributed equity (%)	33.8	30.9	9.6

Risk-weighted assets (fully applied, USD billion)[3]	21.8	27.3	25.3	(20)

Risk-weighted assets (phase-in, USD billion)[3]	22.0	27.5	25.6	(20)

Return on risk-weighted assets, gross (%)[4]	29.2	30.0	24.9

Leverage ratio denominator (phase-in, USD billion)[5]	63.7	64.1		(1)

Goodwill and intangible assets (USD billion)	3.8	3.8	3.9	0

Net new money (USD billion)	10.0	19.0	22.1

Net new money including interest and dividend income (USD billion)[6]	37.2	44.2	44.8

Invested assets (USD billion)	1,032	970	843	6

Client assets (USD billion)	1,087	1,025	885	6

Loans, gross (USD billion)	44.6	39.1	34.1	14

Due to customers (USD billion)	73.5	67.3	56.6	9

Recruitment loans to financial advisors	2,925	3,063	3,241	(5)

Other loans to financial advisors	374	401	532	(7)

Personnel (full-time equivalents)	16,134	16,344	16,094	(1)

Financial advisors (full-time equivalents)	6,997	7,137	7,059	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  4  Based on phase-in Basel III risk-weighted assets for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012.  5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.  6  Presented in line with historical reporting practice in the US market.

Business division reporting – in Swiss francs1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Net interest income	983	936	792	5

Recurring net fee income	4,294	3,796	3,199	13

Transaction-based income	1,678	1,800	1,871	(7)

Other income	30	33	30	(9)

Income	6,984	6,565	5,891	6

Credit loss (expense)/recovery	15	(27)	(14)

Total operating income	6,998	6,538	5,877	7

Personnel expenses	4,802	4,574	4,252	5

Financial advisor compensation[2]	2,710	2,503	2,239	8

Compensation commitments with recruited financial advisors[3]	675	638	634	6

Salaries and other personnel costs	1,418	1,433	1,379	(1)

General and administrative expenses	1,109	924	893	20

Services (to)/from other business divisions	10	13	(15)	(23)

Depreciation and impairment of property and equipment	129	121	100	7

Amortization and impairment of intangible assets	48	49	51	(2)

Total operating expenses[4]	6,099	5,680	5,281	7

Business division operating profit/(loss) before tax	900	858	597	5

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.  3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.  4  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

Financial and operating performance

Business division reporting – in Swiss francs1 (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13

Key performance indicators[2]

Pre-tax profit growth (%)	4.9	43.7	28.9

Cost/income ratio (%)	87.3	86.5	89.6

Net new money growth (%)	1.1	2.3	2.9

Gross margin on invested assets (bps)	76	79	78	(4)

Additional information

Recurring income	5,276	4,732	3,991	11

Recurring income as a % of income (%)	75.5	72.1	67.7

Average attributed equity (CHF billion)[3]	2.7	2.8	6.2	(4)

Return on attributed equity (%)	33.6	30.9	9.7

Risk-weighted assets (fully applied, CHF billion)[4]	21.7	24.3	23.2	(11)

Risk-weighted assets (phase-in, CHF billion)[4]	21.9	24.5	23.5	(11)

Return on risk-weighted assets, gross (%)[5]	29.4	30.0	25.0

Leverage ratio denominator (phase-in, CHF billion)[6]	63.3	57.2		11

Goodwill and intangible assets (CHF billion)	3.7	3.4	3.5	9

Net new money (CHF billion)	9.6	17.6	20.6

Net new money including interest and dividend income (CHF billion)[7]	35.0	40.8	41.7

Invested assets (CHF billion)	1,027	865	772	19

Client assets (CHF billion)	1,081	914	810	18

Loans, gross (CHF billion)	44.4	34.8	31.2	28

Due to customers (CHF billion)	73.1	60.0	51.8	22

Recruitment loans to financial advisors	2,909	2,733	2,967	6

Other loans to financial advisors	372	358	487	4

Personnel (full-time equivalents)	16,134	16,344	16,094	(1)

Financial advisors (full-time equivalents)	6,997	7,137	7,059	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.  3  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  4  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  5  Based on phase-in Basel III risk-weighted assets for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012.  6  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.  7  Presented in line with historical reporting practice in the US market.

Financial and operating performance

Wealth Management Americas

2014 compared with 2013

Results

Operating income

Total operating income increased by USD 531 million to USD 7,606 million due to continued growth in managed account fees within recurring net fee income and higher net interest income, partly offset by lower transaction-based income.

Net interest income increased by USD 53 million to USD 1,067 million due to continued growth in loan and deposit balances. The average mortgage portfolio balance increased 37% and the average securities-backed lending portfolio balance increased 12%.

Recurring net fee income increased by USD 557 million to USD 4,666 million, mainly due to a 21% increase in managed account fees reflecting higher invested asset levels.

Transaction-based income decreased by USD 121 million to USD 1,825 million, mainly due to lower client activity.

Net credit recoveries were USD 16 million compared with net loss expenses of USD 30 million in the prior year. 2014 included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds. The expenses in the prior year were largely due to loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

è	Refer to the “Risk management and control” section of this report for more information on our exposure to Puerto Rico municipal securities and related funds

Operating expenses

Operating expenses increased by USD 478 million to USD 6,625 million from USD 6,147 million. On an adjusted basis, operating expenses increased by USD 493 million to USD 6,576 million, primarily due to USD 236 million higher financial advisor compensation corresponding to higher compensable revenues as well as USD 141 million higher charges for provisions for litigation, regulatory and similar matters.

Adjusted for restructuring charges of USD 25 million and credits of USD 10 million related to changes to retiree benefit plans in the US in 2014 as well as restructuring charges of USD 16 million in 2013, personnel expenses increased by USD 270 million to USD 5,203 million, mainly due to USD 236 million higher financial advisor compensation corresponding to higher compensable revenues.

Adjusted for restructuring charges of USD 35 million in 2014 compared with USD 49 million in the prior year, general and administrative expenses increased by USD 217 million to USD 1,169 million, mainly due to aforementioned higher charges for provisions for litigation, regulatory and similar matters and higher Corporate Center costs.

Cost/income ratio

The cost/income ratio was 87.3% compared with 86.5% in 2013. On an adjusted basis, the cost/income ratio increased to 86.6% from 85.6% and remained within our target range of 80% to 90%.

Net new money

In 2014, the net new money growth rate was 1.0%, which was below the target range of 2% to 4%, mainly due to net outflows resulting from financial advisor attrition and lower than expected inflows from recruited financial advisors. In 2014, net new money totaled USD 10.0 billion and was predominantly made up of net inflows from financial advisors employed with UBS for more than one year. Net new money was USD 19.0 billion in the prior year. Including interest and dividend income, net new money inflows were USD 37.2 billion compared with USD 44.2 billion in the prior year.

Invested assets

Invested assets were USD 1,032 billion as of 31 December 2014, an increase of USD 62 billion from 31 December 2013, reflecting positive market performance of USD 52 billion and net new money inflows of USD 10 billion. During 2014, managed account assets increased by USD 38 billion to USD 346 billion as of 31 December 2014, and comprised 34% of invested assets compared with 32% as of 31 December 2013.

Gross margin on invested assets

The gross margin on invested assets was 76 basis points in 2014, a decrease of 3 basis points from 79 basis points in 2013, and remained within our target range of 75 to 85 basis points. This reflected a 7% increase in income compared with an 11% increase in average invested assets. The gross margin from recurring income was unchanged from 2013, while the gross margin from non-recurring income decreased by 3 basis points, primarily due to lower transaction-based income.

Personnel

As of 31 December 2014, Wealth Management Americas employed 16,134 personnel, a decrease of 210 from 31 December 2013. Financial advisor headcount decreased by 140 to 6,997 mainly due to attrition of lower-producing advisors. Non-financial advisor headcount decreased by 70 to 9,137.

Financial and operating performance

2013 compared with 2012

Results

Operating income

Total operating income increased to USD 7,075 million from USD 6,297 million in 2012.

Net interest income increased by USD 165 million to USD 1,014 million, primarily due to continued growth in loan and deposit balances. The average securities-backed lending portfolio balance increased 14% and the average mortgage portfolio balance nearly doubled from 2012. Furthermore, net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition are retained in Corporate Center – Core Functions with effect from 1 January 2013. These increases were partly offset by lower net interest income from the available-for-sale portfolio, primarily due to lower average balances.

Recurring net fee income increased by USD 682 million to USD 4,109 million, mainly due to higher managed account fees which were calculated on higher invested asset levels.

Transaction-based income decreased by USD 58 million to USD 1,946 million, mainly due to trading losses related to the Puerto Rico municipal market as well as lower income from taxable fixed income, US municipal bond trading and annuity products partially offset by higher income from equities and structured products.

Other income increased by USD 4 million to USD 36 million.

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

Operating expenses

Operating expenses increased by USD 488 million to USD 6,147 million from USD 5,659 million. On an adjusted basis, operating expenses increased by USD 421 million mainly due to higher financial advisor compensation corresponding to higher compensable revenues.

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

Adjusted for restructuring charges, general and administrative expenses decreased by USD 11 million to USD 952 million from USD 963 million, due to lower charges for provisions for litigation, regulatory and similar matters, partly offset by increases in allocation of Corporate Center costs. On an adjusted basis, services to/from other business divisions increased by USD 30 million mainly due to lower net charges to the Investment Bank.

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

Financial and operating performance

Retail & Corporate

Profit before tax increased to CHF 1,506 million in 2014 from CHF 1,458 million in the prior year. Adjusted for restructuring charges, profit before tax increased by CHF 58 million to CHF 1,570 million, mainly reflecting CHF 73 million lower adjusted operating expenses. The net new business volume growth rate for retail business increased to 2.3% from 1.9%.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Net interest income	2,184	2,144	2,186	2

Recurring net fee income	556	511	512	9

Transaction-based income	1,022	1,034	967	(1)

Other income	75	86	90	(13)

Income	3,836	3,774	3,756	2

Credit loss (expense)/recovery	(95)	(18)	(27)	428

Total operating income	3,741	3,756	3,728	0

Personnel expenses	1,363	1,442	1,287	(5)

General and administrative expenses	859	875	857	(2)

Services (to)/from other business divisions	(126)	(162)	(370)	(22)

Depreciation and impairment of property and equipment	139	143	128	(3)

Amortization and impairment of intangible assets	0	0	0

Total operating expenses[2]	2,235	2,298	1,901	(3)

Business division operating profit/(loss) before tax	1,506	1,458	1,827	3

Key performance indicators[3]

Pre-tax profit growth (%)	3.3	(20.2)	(3.0)

Cost/income ratio (%)	58.3	60.9	50.6

Net interest margin (bps)	159	156	160	2

Net new business volume growth for retail business (%)	2.3	1.9	3.3

Additional information

Average attributed equity (CHF billion)[4]	4.1	4.1	4.5	0

Return on attributed equity (%)	36.7	35.6	40.6

Risk-weighted assets (fully applied, CHF billion)[5]	33.1	29.7	30.2	11

Risk-weighted assets (phase-in, CHF billion)[5]	34.4	31.4	31.9	10

Return on risk-weighted assets, gross (%)[6]	11.3	11.7	13.8

Leverage ratio denominator (phase-in, CHF billion)[7]	165.9	164.7		1

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Business volume for retail business (CHF billion)	143	141	140	1

Net new business volume for retail business (CHF billion)	3.2	2.6	4.5	23

Client assets (CHF billion)	434	404	381	7

Due to customers (CHF billion)	137.3	133.2	131.1	3

Loans, gross (CHF billion)	137.4	136.5	137.3	1

Secured loan portfolio as a % of total loan portfolio, gross (%)	93.1	93.1	91.7

Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.8	0.7	0.7

Personnel (full-time equivalents)	9,200	9,463	10,156	(3)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  3  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.  4  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  6  Based on phase-in Basel III risk-weighted assets for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012.  7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.  8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Financial and operating performance

Retail & Corporate

2014 compared with 2013

Results

Operating income

Total operating income decreased by CHF 15 million to CHF 3,741 million, reflecting increased credit loss expenses, largely offset by higher recurring net fee income and increased net interest income.

Net interest income increased by CHF 40 million to CHF 2,184 million, mainly due to higher revenues allocated from Group Treasury and a higher loan margin. This was partly offset by a decline in the deposit margin, despite selective pricing measures, as the persistently low interest rate environment continued to have an adverse effect on our replication portfolios.

Recurring net fee income increased by CHF 45 million to CHF 556 million, mainly as certain fees related to retail bank accounts were recorded as recurring net fee income in 2014, totaling CHF 58 million in 2014, while these fees were recorded as transaction-based income in 2013.

Transaction-based income decreased by CHF 12 million to CHF 1,022 million, mainly reflecting the aforementioned change in classification of certain fees related to retail bank accounts. This was partly offset by first-time fees received from Wealth Management for net client shifts and referrals.

è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the implementation of a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Other income decreased by CHF 11 million to CHF 75 million, mainly as 2013 included a CHF 27 million gain related to the divestment of our participation in Euroclear Plc., partly offset by higher income from our participation in the SIX Group in 2014.

Net credit loss expenses were CHF 95 million in 2014 compared with CHF 18 million in the prior year. 2014 included net specific credit loss allowances of CHF 105 million compared with CHF 113 million in the prior year, which was primarily related to corporate clients in both periods. In addition, 2014 included a release of CHF 10 million in collective loan loss allowances compared with a release of CHF 95 million in 2013, which partly reflected the overall improved outlook for relevant industries. The remaining balance of the collective loan loss allowances amounted to CHF 5 million as of 31 December 2014.

è	Refer to “Note 12 Allowances and provisions for credit losses” in the “Financial information” section of this report for more information
è	Refer to the “Current market climate and industry drivers” section of this report for more information on the impact of Swiss National Bank actions in January 2015

Operating expenses

Operating expenses decreased by CHF 63 million to CHF 2,235 million. Adjusted for restructuring charges of CHF 64 million in 2014 and CHF 54 million in the prior year, operating expenses decreased by CHF 73 million to CHF 2,171 million, reflecting lower personnel expenses as well as reduced general and administrative expenses, partly offset by lower net charges to other business divisions. Changes to allocations of Corporate Center costs in 2014 had the effect of decreasing personnel as well as general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of approximately CHF 40 million, which was offset by lower net charges to other business divisions.

Personnel expenses decreased by CHF 79 million to CHF 1,363 million. Adjusted for restructuring charges of CHF 29 million compared with CHF 19 million in the prior year, personnel expenses decreased by CHF 89 million to CHF 1,334 million, partly reflecting our outsourcing initiatives, which led to reduced personnel expenses but higher general and administrative expenses. Furthermore, personnel expenses decreased due to lower pension-related expenses and personnel-related technology expenses as well as the aforementioned changes to allocations of Corporate Center costs in 2014.

General and administrative expenses decreased by CHF 16 million to CHF 859 million, mainly due to lower marketing expenses, which included a one-time reversal of an accrual, lower expenses for real estate and the aforementioned changes to allocations of Corporate Center costs. This was partly offset by higher professional fees.

Net charges for services to other business divisions decreased by CHF 36 million to CHF 126 million, mainly as a result of the aforementioned changes to allocations of Corporate Center costs.

Financial and operating performance

Cost/income ratio

The cost/income ratio was 58.3% compared with 60.9% in the prior year. On an adjusted basis excluding restructuring charges, the cost/income ratio was 56.6% compared with 59.5% in the prior year and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin increased 3 basis points to 159 basis points, reflecting the aforementioned increase in net interest income partly offset by a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth for retail business

The growth rate for net new business volume for our retail business was 2.3% compared with 1.9% in 2013 and remained within the target range of 1% to 4%. In the retail business, both net new client assets and, to a lesser extent, net new loans were positive. The slight increase in loans reflected our strategy to grow our business in high-quality loans moderately and selectively.

Personnel

Retail & Corporate employed 9,200 personnel as of 31 December 2014, a decrease of 263 compared with 9,463 as of 31 December 2013, mainly reflecting our ongoing cost reduction programs as well as changes to allocations of centralized shared services units’ personnel, which led to a decrease of approximately 140 personnel.

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

Recurring net fee income was CHF 511 million, almost unchanged from CHF 512 million. Transaction-based income increased by CHF 67 million to CHF 1,034 million, mainly reflecting higher treasury-related income as well as higher client activity levels in 2013.

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

Financial and operating performance

Net interest margin

The net interest margin decreased 4 basis points to 156 basis points, reflecting the aforementioned reduction in net interest income on a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth for retail business

The net new business volume growth rate in our retail business was 1.9% compared with 3.3% in 2012 and remained within the target range of 1% to 4%. In the retail business, both net new client assets and, to a lesser extent, net new loans were again positive. The slight increase in loans reflected our strategy to grow our business in high-quality loans moderately and selectively.

Personnel

Retail & Corporate employed 9,463 personnel as of 31 December 2013, a decrease of 693 compared with 10,156 as of 31 December 2012, mainly reflecting changes to allocations of Corporate Center shared services units’ personnel, which led to a decrease of approximately 500 personnel.

Financial and operating performance

Global Asset Management

Global Asset Management

Profit before tax was CHF 467 million in 2014 compared with CHF 576 million in 2013. Adjusted for restructuring charges in both years, a gain on the sale of our Canadian domestic business in 2013, and credits related to changes to retiree benefit plans in the US in 2014, profit before tax was CHF 509 million compared with CHF 585 million in the prior year. This decrease was mainly due to charges for provisions for litigation, regulatory and similar matters of CHF 55 million. Excluding money market flows, net new money inflows were CHF 22.6 billion compared with net outflows of CHF 4.8 billion in the prior year.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Net management fees[2]	1,756	1,739	1,721	1

Performance fees	146	196	162	(26)

Total operating income	1,902	1,935	1,883	(2)

Personnel expenses	887	873	885	2

General and administrative expenses	516	448	395	15

Services (to)/from other business divisions	(20)	(17)	(10)	18

Depreciation and impairment of property and equipment	43	47	37	(9)

Amortization and impairment of intangible assets	9	8	8	13

Total operating expenses[3]	1,435	1,359	1,314	6

Business division operating profit/(loss) before tax	467	576	569	(19)

Key performance indicators[4]

Pre-tax profit growth (%)	(18.9)	1.2	32.3

Cost/income ratio (%)	75.4	70.2	69.8

Net new money growth excluding money market flows (%)	4.4	(1.0)	(1.2)

Gross margin on invested assets (bps)	31	33	33	(6)

Information by business line

Operating Income

Traditional investments	1,118	1,144	1,119	(2)

O’Connor and A&Q	210	266	268	(21)

Global real estate	353	317	293	11

Infrastructure and private equity	42	38	35	11

Fund services	178	171	169	4

Total operating income	1,902	1,935	1,883	(2)

Gross margin on invested assets (bps)

Traditional investments	21	22	23	(5)

O’Connor and A&Q	66	95	91	(31)

Global real estate	84	76	74	11

Infrastructure and private equity	49	48	44	2

Total gross margin	31	33	33	(6)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees. In addition, in 2013 net management fees included a gain on disposal of CHF 34 million from the divestment of our Canadian domestic business.  3  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  4  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter report for more information.

Financial and operating performance

Business division reporting1 (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13

Net new money (CHF billion)

Traditional investments	10.7	(18.5)	(11.6)

O’Connor and A&Q	3.3	(2.5)	(2.7)

Global real estate	2.3	1.2	1.3

Infrastructure and private equity	(0.5)	0.0	(0.2)

Total net new money	15.9	(19.9)	(13.3)

Net new money excluding money market flows	22.6	(4.8)	(5.9)

of which: from third parties	11.3	0.7	(0.6)

of which: from UBS’s wealth management businesses	11.3	(5.5)	(5.2)

Money market flows	(6.7)	(15.1)	(7.4)

of which: from third parties	0.0	(1.5)	0.9

of which: from UBS’s wealth management businesses	(6.7)	(13.6)	(8.3)

Invested assets (CHF billion)

Traditional investments	574	506	504	13

O’Connor and A&Q	35	27	28	30

Global real estate	46	42	40	10

Infrastructure and private equity	9	8	8	13

Total invested assets	664	583	581	14

of which: excluding money market funds	600	518	497	16

of which: money market funds	64	65	83	(2)

Assets under administration by fund services

Assets under administration (CHF billion)[2]	520	432	410	20

Net new assets under administration (CHF billion)[3]	43.9	3.8	7.7

Gross margin on assets under administration (bps)	4	4	4	0

Additional information

Average attributed equity (CHF billion)[4]	1.7	1.8	2.2	(6)

Return on attributed equity (%)	27.5	32.0	25.9

Risk-weighted assets (fully applied, CHF billion)[5]	3.8	3.7	3.6	3

Risk-weighted assets (phase-in, CHF billion)[5]	3.9	3.8	3.7	3

Return on risk-weighted assets, gross (%)[6]	51.2	51.1	54.4

Leverage ratio denominator (phase-in, CHF billion)[7]	14.9	14.0		6

Goodwill and intangible assets (CHF billion)	1.5	1.4	1.5	7

Personnel (full-time equivalents)	3,817	3,729	3,781	2

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.  2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.  3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.  4  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  6  Based on phase-in Basel III risk-weighted assets for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012.  7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Global Asset Management

2014 compared with 2013

Results

Operating income

Total operating income was CHF 1,902 million compared with CHF 1,935 million in 2013. Performance fees were CHF 50 million lower at CHF 146 million compared with CHF 196 million, mainly in the O’Connor and A&Q business line. This was partly offset by higher net management fees, which increased to CHF 1,756 million from CHF 1,739 million in 2013. Net management fees in 2013 included a gain of CHF 34 million on the sale of our Canadian domestic business. Excluding this gain in 2013, net management fees were CHF 51 million higher in 2014, primarily in global real estate and traditional investments.

Operating expenses

Total operating expenses were CHF 1,435 million in 2014 compared with CHF 1,359 million in 2013. Adjusted for restructuring charges of CHF 50 million in 2014 and CHF 43 million in 2013, as well as credits of CHF 8 million in 2014 related to changes to retiree benefit plans in the US, operating expenses were CHF 77 million higher at CHF 1,393 million compared with CHF 1,316 million. The increase was mainly due to charges for provisions for litigation, regulatory and similar matters of CHF 55 million compared with zero in 2013.

Personnel expenses were CHF 887 million compared with CHF 873 million. Adjusted for restructuring charges of CHF 37 million compared with CHF 10 million and the abovementioned credits related to retiree benefit plans in the US in 2014, personnel expenses were CHF 5 million lower at CHF 858 million compared with CHF 863 million.

General and administrative expenses were CHF 516 million compared with CHF 448 million. Adjusted for restructuring charges of CHF 11 million in 2014 and CHF 26 million in 2013, general and administrative expenses were CHF 83 million higher at CHF 505 million compared with CHF 422 million. The increase was mainly due to the abovementioned charges for provisions for litigation, regulatory and similar matters, a CHF 14 million provision for a possible settlement related to a fund liquidation and higher professional fees.

Cost/income ratio

The cost/income ratio was 75.4% compared with 70.2% in the prior year. Adjusted for the abovementioned restructuring charges, the gain on sale of our Canadian domestic business, and the credits related to changes to retiree benefit plans in the US, the cost/income ratio was 73.2% compared with 69.2% and was above our target range of 60% to 70%.

Net new money

The net new money growth rate, excluding money market flows, was within the target range of 3% to 5% at positive 4.4% compared with negative 1.0% in the prior year.

Excluding money market flows, net new money inflows were CHF 22.6 billion compared with net new money outflows of CHF 4.8 billion. By channel, net inflows from third parties were CHF 11.3 billion compared with CHF 0.7 billion in 2013. Net inflows were mainly from clients serviced from Switzerland, Asia Pacific and Europe. Net new money inflows from clients of UBS’s wealth management businesses were CHF 11.3 billion compared with net outflows of CHF 5.5 billion in the prior year. This improvement mainly resulted from better matching of available and attractive Global Asset Management products to wealth management clients’ changing needs. The net inflows were mainly from clients serviced from Asia Pacific and Europe.

Money market net outflows were CHF 6.7 billion compared with CHF 15.1 billion. By channel, net flows from third parties were zero compared with net outflows of CHF 1.5 billion in the prior year. Net inflows in Asia Pacific and Switzerland were offset by net outflows in the Americas and Europe. Net outflows from clients of UBS’s wealth management businesses were CHF 6.7 billion compared with CHF 13.6 billion in the prior year. In both years, net outflows were primarily due to an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities. This led to outflows of CHF 3.9 billion from money market funds managed by Global Asset Management in 2014 and CHF 8.3 billion in 2013. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money.

Invested assets

Invested assets were CHF 664 billion as of 31 December 2014 compared with CHF 583 billion as of 31 December 2013. Positive currency translation effects of CHF 36 billion, favorable market performance of CHF 30 billion, and net new money inflows of CHF 16 billion all contributed to the overall increase of CHF 81 billion.

As of 31 December 2014, CHF 209 billion, or 31%, of invested assets were managed in indexed strategies and CHF 64 billion, or 10%, of invested assets were money market assets. The remaining 59% of invested assets were managed in active, non-money market strategies. On a regional basis, 32% of invested assets related to clients serviced from Switzerland, 24% from Europe, Middle East and Africa, 23% from the Americas, and 21% from Asia Pacific.

Gross margin on invested assets

The gross margin was 31 basis points compared with 33 basis points in 2013, and below our target range of 32 to 38 basis points. This decrease was mainly due to lower performance fees, changes in the asset mix, and as 2013 included the aforementioned gain on sale of our Canadian domestic business.

Financial and operating performance

Results by business line

Traditional investments

Operating income was CHF 1,118 million compared with CHF 1,144 million in 2013. Excluding the abovementioned gain on sale of our Canadian domestic business in 2013, net management fees were CHF 14 million higher than in the prior year. Performance fees were CHF 6 million lower.

The gross margin was 21 basis points compared with 22 basis points, due to changes in the asset mix and 2013 having included the aforementioned gain on sale of our Canadian domestic business.

Net new money inflows were CHF 10.7 billion compared with net outflows of CHF 18.5 billion in the prior year. Excluding money market flows, net new money inflows were CHF 17.4 billion compared with net outflows of CHF 3.5 billion. The improvement was seen across all asset classes and in flows from both third party clients and clients of UBS’s wealth management businesses. Equities net inflows, notably to indexed strategies, were CHF 9.2 billion compared with CHF 2.6 billion. Fixed income net inflows were CHF 4.6 billion compared with net outflows of CHF 6.0 billion. Multi-asset net inflows (which included flows related to alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas) were CHF 3.6 billion compared with net outflows of CHF 0.1 billion.

Invested assets were CHF 574 billion as of 31 December 2014 compared with CHF 506 billion as of 31 December 2013. By mandate type, CHF 235 billion of invested assets related to equities, CHF 154 billion to fixed income, CHF 64 billion to money markets and CHF 121 billion to multi-asset mandates (including CHF 6 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas).

O’Connor and A&Q

Operating income was CHF 210 million compared with CHF 266 million in 2013 due to lower performance fees in both O’Connor single-manager funds and A&Q multi-manager funds as well as slightly lower net management fees. The gross margin decreased to 66 basis points from 95 basis points due to lower performance fees. Net new money inflows were CHF 3.3 billion compared with net outflows of CHF 2.5 billion in the prior year. Net inflows were mainly to A&Q’s multi-manager funds from clients of UBS’s wealth management businesses. Invested assets were CHF 35 billion as of 31 December 2014 compared with CHF 27 billion as of 31 December 2013.

Global real estate

Operating income was CHF 353 million compared with CHF 317 million in 2013, due to higher net management fees, including higher transaction fees, as well as higher performance fees. The gross margin increased to 84 basis points compared with 76 basis points due to the higher performance and transaction fees. Net new money inflows were CHF 2.3 billion compared with CHF 1.2 billion in 2013. Invested assets were CHF 46 billion as of 31 December 2014 compared with CHF 42 billion as of 31 December 2013.

Infrastructure and private equity

Operating income was CHF 42 million compared with CHF 38 million in 2013, with the increase mainly reflecting higher net management fees. The gross margin was 49 basis points compared with 48 basis points. Net new money outflows were CHF 0.5 billion compared with zero in the prior year. Invested assets were CHF 9 billion as of 31 December 2014 compared with CHF 8 billion as of 31 December 2013.

Fund services

Operating income was CHF 178 million compared with CHF 171 million in 2013, due to higher administration fees resulting from higher average assets under administration. The gross margin on assets under administration was 4 basis points, in line with the prior year. Net new assets under administration inflows were CHF 43.9 billion compared with CHF 3.8 billion in the prior year. Total assets under administration increased to CHF 520 billion as of 31 December 2014 from CHF 432 billion as of 31 December 2013, mainly due to net new assets under administration, favorable market performance of CHF 25 billion and positive currency translation effects of CHF 20 billion.

Financial and operating performance

Global Asset Management

Personnel

Global Asset Management employed 3,817 personnel as of 31 December 2014 compared with 3,729 as of 31 December 2013. The net increase of 88 personnel primarily reflected increases in traditional investments and fund services, partly offset by decreases in personnel allocated from Corporate Center units.

Investment performance

Although it was another challenging year for active managers in general, our active equity funds maintained their strong rankings versus peers over one year and longer-term. Strongly-performing strategies versus benchmark for 2014 included US equity, pan European concentrated alpha equity, emerging markets and Asia equity. Our core global equity strategy underperformed versus benchmark for the year mainly due to stock selection in US energy, and indeed our global ex-US equity strategy outperformed. Indexed strategies met their objectives in 2014 by closely tracking benchmarks.

In fixed income, developed market bond strategies had a mixed year with some outperforming and some underperforming their benchmarks. Yields across developed sovereign markets declined sharply, interest rates reached unprecedented low levels in many segments and our defensive duration positioning in some strategies detracted. Emerging market debt strategies underperformed as overweights to Venezuelan and Russian US dollar-denominated bonds were a drag on performance. Overall, fixed income fund peer rankings remained strong longer-term. Liquidity and money market funds continued to achieve their capital preservation objectives.

In global investment solutions, absolute return strategies had a positive year and income focused strategies also performed well. Benchmark-relative strategies had a mixed year with a wide range of relative returns as asset allocation effects were mixed and stock selection generally detracted. Currency positioning was also a detractor for the year. Multi-asset fund peer rankings remained strong longer-term. Global convertible strategies were modestly behind their benchmarks for the year but, longer-term, retained good peer rankings.

O’Connor’s flagship multi-strategy hedge fund performed in line with its multi-strategy peers and was ahead of the broad hedge fund average. In a strong year for A&Q, core multi-manager hedge funds delivered positive absolute returns and finished the year ahead of peer indices, in some cases significantly ahead.

Global real estate’s US, Swiss, German and UK direct investment strategies, Japanese J-REIT and multi-manager strategies delivered strong positive absolute returns – in most cases double-digit – for the year. Pan-European direct funds produced more mixed results. The Swiss real estate securities composite was slightly negative versus benchmark but generated strong positive absolute returns for the year.

In infrastructure and private equity, the direct infrastructure equity portfolio delivered consistent cash distributions in line with its investment objectives. Longer-term total returns faced downward pressure from the sustained low interest rate environment, which impacted returns in regulated core infrastructure investments. From private equity portfolios, it was another year of very high distributions and strong performance. Infrastructure multi-manager portfolios continued to be built out, with investors benefiting from increased distributions from portfolio companies.

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

Operating expenses

Total operating expenses were CHF 1,359 million in 2013 compared with CHF 1,314 million in 2012. Adjusted for restructuring charges of CHF 43 million in 2013 and CHF 20 million in 2012, as well as credits of CHF 30 million and CHF 16 million in 2012 related to changes to our Swiss pension plan and our retiree benefit plans in the US, respectively, operating expenses were lower at CHF 1,316 million compared with CHF 1,340 million.

Personnel expenses were CHF 873 million compared with CHF 885 million. Adjusted for restructuring charges and the above-mentioned credits related to our Swiss pension plan and US retiree benefit plans, personnel expenses were lower at CHF 863 million compared with CHF 911 million, mainly due to lower variable compensation expenses.

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

Net new money

The net new money growth rate, excluding money market flows, was negative 1.0% compared with negative 1.2%. Our target net new money growth rate range is 3% to 5%.

Excluding money market flows, net new money outflows were CHF 4.8 billion compared with CHF 5.9 billion. By channel, net inflows from third parties were CHF 0.7 billion compared with net outflows of CHF 0.6 billion in 2012. Net inflows, notably from clients serviced from Europe, Middle East and Africa and from Switzerland, were partly offset by net outflows from clients serviced from the Americas. Net new money outflows from clients of UBS’s wealth management businesses were CHF 5.5 billion compared with CHF 5.2 billion in the prior year. Net outflows, mainly from clients serviced from Switzerland, were partly offset by net inflows from clients serviced from the Americas.

Money market net outflows were CHF 15.1 billion compared with CHF 7.4 billion. By channel, net outflows from third parties were CHF 1.5 billion compared with net inflows of CHF 0.9 billion in the prior year and were mainly from clients serviced from the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 13.6 billion compared with CHF 8.3 billion in the prior year. In both years, net outflows were primarily due to an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities. This led to CHF 8.3 billion in outflows from money market funds managed by Global Asset Management in 2013 and CHF 6.2 billion in 2012. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money.

Invested assets

Invested assets were CHF 583 billion as of 31 December 2013 compared with CHF 581 billion as of 31 December 2012. Net new money outflows, combined with negative currency translation effects of CHF 15 billion and a reduction of CHF 7 billion related to

Financial and operating performance

Global Asset Management

the aforementioned sale of our Canadian domestic business, were more than offset by positive market performance of CHF 44 billion.

As of 31 December 2013, CHF 166 billion, or 28%, of invested assets were managed in indexed strategies and CHF 65 billion, or 11%, of invested assets were money market assets. The remaining 61% of invested assets were managed in active, non-money market strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa and 20% from Asia Pacific.

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

Personnel

Global Asset Management employed 3,729 personnel as of 31 December 2013 compared with 3,781 as of 31 December 2012, a net decrease of 52 personnel. The decrease was primarily due to cost reduction programs in Corporate Center units, and a net reduction in O’Connor and A&Q, partly offset by headcount increases in fund services and global real estate.

Financial and operating performance

Investment Bank

The Investment Bank recorded a loss before tax of CHF 47 million in 2014 compared with a profit of CHF 2,300 million in 2013. On an adjusted basis, the Investment Bank recorded a profit before tax of CHF 199 million compared with CHF 2,455 million, mainly due to CHF 1,846 million higher charges for provisions for litigation, regulatory and similar matters and lower revenues in Investor Client Services, partly offset by higher Corporate Client Solutions revenues. Fully applied risk-weighted assets increased by CHF 4 billion to CHF 67 billion as of 31 December 2014.

Business division reporting1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Corporate Client Solutions	3,206	2,979	2,826	8

Advisory	708	588	638	20

Equity Capital Markets	1,021	1,142	777	(11)

Debt Capital Markets	1,005	888	1,009	13

Financing Solutions	514	599	685	(14)

Risk Management	(42)	(239)	(283)	(82)

Investor Client Services	5,137	5,619	4,319	(9)

Equities	3,695	3,915	2,440	(6)

Foreign Exchange, Rates and Credit	1,442	1,704	1,879	(15)

Income	8,343	8,599	7,144	(3)

Credit loss (expense)/recovery	2	2	0	0

Total operating income	8,346	8,601	7,144	(3)

Personnel expenses	4,065	3,984	4,539	2

General and administrative expenses	4,037	2,040	2,312	98

Services (to)/from other business divisions	3	3	(202)	0

Depreciation and impairment of property and equipment	272	260	214	5

Amortization and impairment of intangible assets	15	14	13	7

Total operating expenses[2]	8,392	6,300	6,877	33

Business division operating profit/(loss) before tax	(47)	2,300	267

Key performance indicators[3]

Pre-tax profit growth (%)		761.4

Cost/income ratio (%)	100.6	73.3	96.3

Return on attributed equity (%)	(0.6)	28.7	2.4

Return on assets, gross (%)[4]	3.2	3.3	2.4

Average VaR (1-day, 95% confidence, 5 years of historical data)[5]	12	13	30	(8)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards, changes in accounting policies or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.  2  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  3  Refer to the “Measurement of performance” section of this report for the definitions of our key performance indicators.  4  In the fourth quarter of 2014, UBS removed exchange-traded derivative (ETD) client cash balances from the balance sheet. Balance sheet assets as of 31 December 2013 were restated from CHF 245.0 billion to CHF 240.0 billion. The average leverage ratio denominator for fourth quarter 2013 was restated from CHF 275.3 billion to CHF 270.3 billion. Associated ratios were restated accordingly. Other prior periods were not restated. Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information.  5  Average VaR has not been restated for periods prior to 2013.

Financial and operating performance

Investment Bank

Business division reporting1 (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13

Additional information

Total assets (CHF billion)[2,3]	292.3	240.0	261.5	22

Funded assets (CHF billion)[2,4]	170.7	157.2	184.8	9

Average attributed equity (CHF billion)[5]	7.6	8.0	10.9	(5)

Risk-weighted assets (fully applied, CHF billion)[6]	66.7	62.3	64.3	7

Risk-weighted assets (phase-in, CHF billion)[6]	67.0	62.6	64.9	7

Return on risk-weighted assets, gross (%)[7]	12.9	13.2	12.8

Leverage ratio denominator (phase-in, CHF billion)[2,8]	288.3	270.3		7

Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0

Compensation ratio (%)	48.7	46.3	63.5

Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.3	0.2	0.3

Personnel (full-time equivalents)	11,794	11,615	13,595	2

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards, changes in accounting policies or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.  2  In the fourth quarter of 2014, UBS removed exchange-traded derivative (ETD) client cash balances from the balance sheet. Balance sheet assets as of 31 December 2013 were restated from CHF 245.0 billion to CHF 240.0 billion. The average leverage ratio denominator for fourth quarter 2013 was restated from CHF 275.3 billion to CHF 270.3 billion. Associated ratios were restated accordingly. Other prior periods were not restated. Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information.  3  Based on third-party view, i.e., without intercompany balances.  4  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.  5  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  7  Based on phase-in Basel III risk-weighted assets for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012.  8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.  9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Financial and operating performance

2014 compared with 2013

Results

Operating income

Total operating income decreased CHF 255 million or 3% to CHF 8,346 million from CHF 8,601 million, as revenues in Investor Client Services declined CHF 482 million, partly offset by CHF 227 million higher revenues in Corporate Client Solutions. On an adjusted basis, excluding an impairment loss of CHF 48 million on a financial investment available-for-sale and a gain of CHF 43 million from the partial sale of our investment in the financial services company Markit, both in 2014, as well as a CHF 55 million gain from the sale of our remaining proprietary trading business in 2013, total operating income decreased CHF 195 million or 2% to CHF 8,351 million from CHF 8,546 million. In US dollar terms, adjusted operating income decreased 1%.

Operating expenses

Total operating expenses increased by CHF 2,092 million or 33% to CHF 8,392 million compared with CHF 6,300 million. Adjusted for restructuring charges of CHF 261 million in 2014 and CHF 210 million in 2013, and credits of CHF 20 million related to changes to retiree benefit plans in the US in 2014, total operating expenses increased by CHF 2,061 million or 34% to CHF 8,151 million compared with CHF 6,090 million. This increase was mainly due to CHF 1,846 million higher charges for provisions for litigation, regulatory and similar matters, as well as higher professional fees, and was partly offset by lower personnel expenses. In US dollar terms, adjusted operating expenses also increased 34%.

Personnel expenses increased to CHF 4,065 million from CHF 3,984 million. Adjusted for restructuring charges of CHF 130 million in 2014 and CHF 9 million in 2013, as well as the aforementioned credits related to changes to retiree benefit plans in the US in 2014, personnel expenses decreased slightly to CHF 3,955 million from CHF 3,975 million.

General and administrative expenses increased to CHF 4,037 million from CHF 2,040 million. Adjusted for restructuring charges of CHF 125 million in 2014 and CHF 177 million in 2013, general and administrative expenses increased to CHF 3,912 million from CHF 1,863 million, mainly due to the aforementioned increase in charges for provisions for litigation, regulatory and similar matters, and higher professional fees, partly offset by the effects of our ongoing cost reduction programs.

Cost/income ratio

The cost/income ratio increased to 100.6% from 73.3%. On an adjusted basis, the cost/income ratio increased to 97.6% from 71.3% and was above our target range of 65% to 85%.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased by CHF 4 billion to CHF 67 billion as of 31 December 2014 from CHF 62 billion as of 31 December 2013 and remained within our limit of CHF 70 billion. The increase was mainly due to CHF 6 billion higher market risk RWA related to risks-not-in-VaR and stressed value-at-risk, partly offset by CHF 1 billion lower operational risk RWA, resulting from a reduction in the incremental RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets increased to CHF 171 billion as of 31 December 2014 from CHF 157 billion as of 31 December 2013, mainly due to currency effects, and remained within our limit of CHF 200 billion. Excluding currency effects, funded assets increased by approximately CHF 3 billion, mainly due to higher trading assets in the equities business.

è	Refer to the “Balance sheet” section of this report for more information
è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the removal of ETD client cash balances from our balance sheet

Return on attributed equity

Return on attributed equity (RoAE) for 2014 was negative 0.6%, and 2.6% on an adjusted basis, below our target of over 15%.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Financial and operating performance

Investment Bank

Operating income by business unit

Corporate Client Solutions

Corporate Client Solutions revenues increased 8% to CHF 3,206 million from CHF 2,979 million, largely due to higher revenues in advisory and debt capital markets and lower risk management charges, partly offset by lower revenues in equity capital markets and financing solutions. In US dollar terms, revenues increased 9%.

Advisory revenues increased 20% to CHF 708 million from CHF 588 million, mainly reflecting an increased volume of mergers and acquisition transactions in 2014.

Equity capital markets revenues decreased 11% to CHF 1,021 million from CHF 1,142 million. This decrease was mainly due to a large private transaction recorded in 2013, partly offset by higher revenues from public offerings in 2014 as the fee pool increased 19%.

Debt capital markets revenues increased 13% to CHF 1,005 million from CHF 888 million, due to higher revenues from leveraged finance, partly offset by slightly lower investment grade revenues. Excluding a gain on an investment in an associate, which was reclassified to a financial investment available-for-sale following its initial public offering in 2014, adjusted leveraged finance revenues were broadly in line with 2013.

Financing solutions revenues decreased 14% to CHF 514 million compared with CHF 599 million, mainly due to a reduction in revenues in the real estate finance business.

Risk management revenues improved to negative CHF 42 million from negative CHF 239 million, mainly due to the positive effect of widening credit spreads during 2014.

Investor Client Services

Investor Client Services revenues decreased 9% to CHF 5,137 million from CHF 5,619 million, due to lower revenues in both the equities and foreign exchange, rates and credit businesses. In US dollar terms, revenues decreased 8%.

è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the transfer of our exchange-traded fixed income derivatives execution business from equities into foreign exchange, rates and credit

Equities

Equities revenues decreased 6% to CHF 3,695 million from CHF 3,915 million. Adjusted for the aforementioned impairment loss and gain on a partial sale of a financial investment available-for-sale in 2014, as well as a gain from the sale of our remaining proprietary trading business in 2013, revenues decreased 3% to CHF 3,739 million from CHF 3,860 million due to lower revenues in derivatives, other equities and cash, partly offset by higher revenues in financing services.

Cash revenues decreased slightly to CHF 1,352 million compared with CHF 1,374 million, mainly due to lower commission income as client activity levels declined.

Derivatives revenues decreased to CHF 1,126 million from CHF 1,350 million, mainly as a result of lower trading revenues, reflecting lower volatility levels during 2014.

Financing services revenues increased to CHF 1,289 million from CHF 1,084 million, mainly due to higher equity finance revenues.

Other equities revenues decreased to negative CHF 70 million from positive CHF 108 million. Adjusted for an impairment loss of CHF 48 million on a financial investment available-for-sale in 2014 and a gain from the sale of our former proprietary trading business in 2013, other equities revenues decreased to negative CHF 22 million from positive CHF 53 million. This decrease was mainly due to higher revenues in 2013 related to equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio, as well as a gain related to the divestment of our participation in Euroclear Plc.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased 15% to CHF 1,442 million from CHF 1,704 million. Adjusted for gains related to the aforementioned partial sale of a financial investment available-for-sale, revenues decreased to CHF 1,403 million from CHF 1,704 million, with lower revenues across most products as client activity and volatility levels decreased compared with 2013, reflecting the ongoing macroeconomic uncertainty.

Foreign exchange revenues declined, mainly due to lower revenues from the foreign exchange spot and options businesses, reflecting the lower client activity and volatility levels.

Rates and credit revenues declined, primarily due to weaker trading performance in the credit business.

Personnel

The Investment Bank employed 11,794 personnel as of 31 December 2014, an increase of 179 compared with 11,615 as of 31 December 2013, mainly due to an increase in personnel allocated from Corporate Center shared services units.

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

Funded assets

Funded assets decreased to CHF 157 billion as of 31 December 2013 from CHF 185 billion as of 31 December 2012 and were within our limit of less than CHF 200 billion. This decline was largely due to lower collateral trading assets across businesses as well as due to a reduction in trading portfolio assets in our foreign exchange, rates and credit business and a reduction in lending assets in Corporate Client Solutions.

Return on attributed equity

Return on attributed equity for 2013 was 28.7%, and 30.6% on an adjusted basis, consistent with our target of more than 15%.

Operating income by business unit

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

Financial and operating performance

Investment Bank

Equities

Equities revenues increased to CHF 3,915 million from CHF 2,440 million, as a result of higher revenues across all businesses and regions.

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

In financing services revenues increased to CHF 1,084 million from CHF 944 million, mainly as a result of higher trading revenues in equity finance.

Other equities revenues increased to CHF 108 million from negative CHF 44 million. Adjusted for a gain from the sale of our former proprietary trading business in 2013, other equities revenues increased to CHF 53 million from negative CHF 44 million. This improvement was mainly due to both higher revenues on equity investments prior to their transfer to Corporate Center –

Non-core and Legacy Portfolio, and a gain related to the divestment of our participation in Euroclear Plc.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased to CHF 1,704 million from CHF 1,879 million, mainly due to lower rates and credit revenues.

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

Financial and operating performance

Corporate Center

Corporate Center reporting – Total1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Income excluding own credit	(1,153)	(380)	2,029	203

Own credit[2]	292	(283)	(2,202)

Credit loss (expense)/recovery[3]	2	3	(78)	(33)

Total operating income	(860)	(660)	(251)	30

Personnel expenses	794	939	910	(15)

General and administrative expenses	929	2,443	2,837	(62)

Services (to)/from other business divisions	75	67	355	12

Depreciation and impairment of property and equipment	29	55	51	(47)

Impairment of goodwill	0	0	3,030

Amortization and impairment of intangible assets	6	3	28	100

Total operating expenses[4]	1,832	3,507	7,210	(48)

Operating profit/(loss) before tax	(2,692)	(4,167)	(7,461)	(35)

Additional information

Average attributed equity (CHF billion)[5]	20.5	23.3	23.1	(12)

Total assets (CHF billion)[6]	427.6	462.5	691.5	(8)

Risk-weighted assets (fully applied, CHF billion)[7]	65.8	84.2	118.7	(22)

Risk-weighted assets (phase-in, CHF billion)[7]	67.9	84.9	119.3	(20)

Leverage ratio denominator (phase-in, CHF billion)[8]	334.2	394.5		(15)

Personnel before allocations (full-time equivalents)	23,773	24,082	25,892	(1)

Allocations to business divisions (full-time equivalents)	(21,324)	(21,441)	(23,100)	(1)

Personnel after allocations (full-time equivalents)	2,450	2,640	2,792	(7)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards, changes in accounting policies or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.  2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2014 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information.  3  Includes credit loss (expense)/recovery on reclassified and acquired securities.  4  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  5  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  6  Based on third-party view, i.e., without intercompany balances.  7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Corporate Center

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a loss before tax of CHF 728 million in 2014 compared with a loss of CHF 1,854 million in the prior year. 2014 included total operating expenses remaining in Corporate Center – Core Functions after service allocations of CHF 688 million. Total operating income was negative CHF 39 million and included treasury income remaining in Corporate Center – Core Functions of negative CHF 367 million and an own credit gain of CHF 292 million.

Corporate Center reporting – Core Functions1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Treasury income remaining in Corporate Center – Core Functions	(367)	(902)	688	(59)

Own credit[2]	292	(283)	(2,202)

Other	36	178	(175)	(80)

Total operating income	(39)	(1,007)	(1,689)	(96)

Personnel expenses	423	424	282	0

General and administrative expenses	245	422	1,696	(42)

Services (to)/from other business divisions	13	1	21

Depreciation and impairment of property and equipment	2	0	9

Amortization and impairment of intangible assets	6	0	0

Total operating expenses[3]	688	847	2,008	(19)

Operating profit/(loss) before tax	(728)	(1,854)	(3,698)	(61)

Additional information

Average attributed equity (CHF billion)[4]	15.5	12.5	6.6	24

Total assets (CHF billion)[5]	257.8	247.4	262.9	4

Risk-weighted assets (fully applied, CHF billion)[6]	30.1	20.7	16.2	45

Risk-weighted assets (phase-in, CHF billion)[6]	32.2	21.3	16.7	51

Leverage ratio denominator (phase-in, CHF billion)[7]	240.8	234.5		3

Personnel before allocations (full-time equivalents)	23,637	23,860	25,351	(1)

Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time equivalents)	(22,667)	(22,804)	(24,863)	(1)

Personnel after allocations (full-time equivalents)	970	1,055	488	(8)

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio

Personnel expenses	3,937	4,199	4,110	(6)

General and administrative expenses	4,144	4,263	5,236	(3)

Depreciation and impairment of property and equipment	762	761	647	0

Amortization and impairment of intangible assets	6	4	2	50

Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	8,849	9,227	9,995	(4)

Net allocations to business divisions	(8,161)	(8,381)	(7,986)	(3)

of which: Wealth Management	(2,115)	(2,068)	(1,937)	2

of which: Wealth Management Americas	(1,127)	(1,132)	(1,054)	0

of which: Retail & Corporate	(1,194)	(1,301)	(1,140)	(8)

of which: Global Asset Management	(498)	(538)	(499)	(7)

of which: Investment Bank	(2,707)	(2,515)	(2,694)	8

of which: Non-core and Legacy Portfolio	(519)	(827)	(663)	(37)

Total operating expenses[3]	688	847	2,008	(19)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards, changes in accounting policies or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.  2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2014 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information.  3  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  4  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  5  Based on third-party view, i.e., without intercompany balances.  6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

2014 compared with 2013

Results

Operating income

Total operating income was negative CHF 39 million in 2014. Treasury income remaining in Corporate Center – Core Functions of negative CHF 367 million was partly offset by an own credit gain on financial liabilities designated at fair value of CHF 292 million and income related to other items of CHF 36 million. Total operating income in the prior year was negative CHF 1,007 million.

è	Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 367 million in 2014. This mainly reflected central funding costs related to our long-term debt portfolio of CHF 771 million, which were retained in Group Treasury, partly offset by interest income of CHF 129 million related to preferred securities, gains of CHF 113 million from cross-currency basis swaps which are held as economic hedges and a gain of CHF 47 million related to our macro cash flow hedges. Treasury income also included retained revenues from the investment of the Group’s equity.

Compared with the prior year, treasury income remaining in Corporate Center – Core Functions improved to negative CHF 367 million from negative CHF 902 million. This improvement was mainly due to the aforementioned gains from cross-currency basis swaps and our macro cash flow hedges compared with the prior-year losses of CHF 222 million and CHF 153 million, respectively. In addition, 2013 included net losses of 194 million related to the buyback of debt. These positive effects were partly offset by increased central funding costs retained in Group Treasury of CHF 771 million compared with CHF 510 million, partly due to new debt issuances.

è	Refer to the “Treasury management” section of this report for more information on funding costs

We recorded an own credit gain on financial liabilities designated at fair value of CHF 292 million, primarily as life-to-date own credit losses partially reversed due to time decay. The prior year included an own credit loss of CHF 283 million.

Operating income excluding own credit and treasury income declined to CHF 36 million from CHF 178 million in 2013, mainly due to lower gains on sales of real estate of CHF 44 million compared with CHF 288 million. In addition, 2014 included a credit of CHF 58 million related to the release of a provision for litigation, regulatory and similar matters which was recorded within other income.

Operating expenses before service allocations

On a gross basis, before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 378 million to CHF 8,849 million. Restructuring charges were CHF 484 million compared with CHF 707 million in the prior year. 2014 also included credits of CHF 16 million related to changes to retiree benefit plans in the US. Adjusted for these items, operating expenses before service allocations were CHF 8,381 million compared with CHF 8,520 million in the prior year. This decrease of CHF 139 million was mainly due to CHF 338 million lower personnel expenses and a net release of CHF 125 million for provisions for litigation, regulatory and similar matters compared with charges of CHF 187 million. These decreases were partly offset by higher professional fees related to our strategic and regulatory priorities and increased outsourcing activities.

Personnel expenses decreased by CHF 262 million to CHF 3,937 million. On an adjusted basis, excluding net restructuring charges of CHF 221 million in 2014 and CHF 129 million in 2013, as well as the aforementioned credits of CHF 16 million related to changes to retiree benefit plans in the US, personnel expenses were CHF 3,732 million in 2014 compared with CHF 4,070 million in the prior year. This decrease of CHF 338 million was mainly due to outsourcing and offshoring initiatives, lower variable compensation accruals as well as our ongoing cost reduction programs.

General and administrative expenses decreased by CHF 119 million to CHF 4,144 million. On an adjusted basis, excluding net restructuring charges of CHF 240 million in 2014 and CHF 513 million in 2013, general and administrative expenses increased by

Financial and operating performance

Corporate Center

CHF 154 million, mainly due to higher professional fees related to our strategic and regulatory priorities as well as increased outsourcing activities. These increases were partly offset by a net release of CHF 125 million for provisions for litigation, regulatory and similar matters compared with charges of CHF 187 million.

Depreciation and impairment of property and equipment increased marginally to CHF 762 million, mainly reflecting higher depreciation charges related to capitalized software, largely offset by CHF 42 million lower restructuring charges.

The business divisions and Non-core and Legacy Portfolio were charged CHF 8,161 million for shared services, a decrease of CHF 220 million.

Operating expenses after service allocations

Total operating expenses remaining in Corporate Center – Core Functions, after allocations to the business divisions and Non-core and Legacy Portfolio, decreased to CHF 688 million from CHF 847 million. This decrease of CHF 159 million was mainly due to a net release of CHF 125 million for provisions for litigation, regulatory and similar matters compared with charges of CHF 187 million in the prior year, partly offset by additional expenses related to our strategic and regulatory priorities.

Operating expenses remaining in Corporate Center – Core Functions related mainly to Group governance functions and other corporate activities, as well as the difference between the actual costs incurred for internal services and the associated guaranteed cost allocations to the business divisions and Non-core and Legacy Portfolio. This difference amounted to CHF 38 million in 2014.

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) increased by CHF 9 billion to CHF 30 billion as of 31 December 2014, primarily due to CHF 3 billion higher incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA and CHF 3 billion higher market risk RWA, mainly reflecting reduced diversification benefits.

è	Refer to the “Capital management” section of this report for more information on risk-weighted assets

Personnel

As of 31 December 2014, Corporate Center – Core Functions employed 23,637 personnel compared with 23,860 at the end of the prior year. This decrease of 223 personnel was mainly related to our ongoing cost reduction programs and outsourcing activities. As of 31 December 2014, 22,667 personnel were allocated to the business divisions and Non-core and Legacy Portfolio, based on services consumed. Personnel remaining in Corporate Center – Core Functions after allocations decreased to 970 from 1,055 and related to Group governance functions and other corporate activities.

Financial and operating performance

2013 compared with 2012

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

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 902 million. This was mainly due to central funding costs of CHF 510 million, which were retained in Group Treasury, losses of CHF 222 million from cross-currency basis swaps which are held as economic hedges and net losses of CHF 194 million related to the buyback of debt in public tender offers. Furthermore, we recorded losses of CHF 153 million related to our macro cash flow hedge models. These negative effects were partly offset by net gains of CHF 47 million, related to high-quality liquid asset portfolios which represent the difference between the financial costs incurred and the economic charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio. This difference arises mainly due to fair value movements on derivative instruments used to economically hedge high-quality liquid financial investments available-for-sale on which unrealized fair value changes are recorded directly in equity.

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

Financial and operating performance

Corporate Center

Operating expenses before service allocations

On a gross basis, before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 768 million to CHF 9,227 million, including net restructuring charges of CHF 707 million compared with CHF 37 million in the prior year. The prior year included the positive effects from changes to our Swiss pension plan and our retiree benefit plans in the US of CHF 276 million and CHF 16 million, respectively. Adjusted for these items, operating expenses before allocations to the business divisions and Non-core and Legacy Portfolio were CHF 8,520 million compared with CHF 10,250 million in the prior year. This decrease of CHF 1,730 million was mainly due to CHF 1,283 million lower charges for provisions for litigation, regulatory and similar matters, our ongoing cost reduction programs and lower marketing costs.

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

General and administrative expenses decreased by CHF 973 million to CHF 4,263 million. On an adjusted basis, excluding net restructuring charges of CHF 513 million in 2013 and restructuring releases of CHF 1 million in 2012, general and administrative expenses decreased by CHF 1,487 million, mainly due to CHF 1,283 million lower charges for provisions for litigation, regulatory and similar matters and lower marketing costs.

Depreciation and impairment of property and equipment increased to CHF 761 million from CHF 647 million, mainly due to real estate-related restructuring charges of CHF 65 million compared with CHF 14 million as well as higher amortization and an impairment of capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 8,381 million for shared services costs, an increase of CHF 395 million, mainly related to higher restructuring charges, partly offset by lower cost allocations following reduced personnel expenses incurred.

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

Risk-weighted assets

Fully applied Basel III risk-weighted assets (RWA) were CHF 21 billion as of 31 December 2013, CHF 5 billion higher than at the end of the prior year, mainly due to incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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

Financial and operating performance

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 1,965 million in 2014 compared with a loss of CHF 2,312 million in the prior year. Operating income was negative CHF 821 million, and included negative funding and debit valuation adjustments on derivatives of CHF 345 million, as well as losses from unwind and novation activity. Operating expenses decreased to CHF 1,144 million from CHF 2,660 million, mainly due to lower charges for provisions for litigation, regulatory and similar matters. Risk-weighted assets decreased significantly, by CHF 28 billion to CHF 36 billion.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.13
Non-core	(519)	(50)	1,135	938

Legacy Portfolio	(304)	394	381

of which: SNB StabFund option	0	412	539	(100)

Income	(823)	344	1,516

Credit loss (expense)/recovery[2]	2	3	(78)	(33)

Total operating income	(821)	347	1,439

Personnel expenses	371	515	628	(28)

General and administrative expenses	684	2,022	1,141	(66)

Services (to)/from other business divisions	62	65	335	(5)

Depreciation and impairment of property and equipment	27	55	41	(51)

Impairment of goodwill	0	0	3,030

Amortization and impairment of intangible assets	0	3	28	(100)

Total operating expenses[3]	1,144	2,660	5,202	(57)

Operating profit/(loss) before tax	(1,965)	(2,312)	(3,764)	(15)

Additional information

Average attributed equity (CHF billion)[4]	4.9	10.8	16.5	(55)

Total assets (CHF billion)[5]	169.8	215.1	428.6	(21)

Risk-weighted assets (fully applied, CHF billion)[6]	35.7	63.5	102.5	(44)

Risk-weighted assets (phase-in, CHF billion)[6]	35.7	63.5	102.5	(44)

Leverage ratio denominator (phase-in, CHF billion)[7]	93.4	160.0		(42)

Personnel before allocations (full-time equivalents)	137	222	541	(38)

Allocations from business divisions (full-time equivalents)	1,343	1,363	1,763	(1)

Personnel after allocations (full-time equivalents)	1,480	1,585	2,304	(7)

  1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.  2  Includes credit loss (expense)/recovery on reclassified and acquired securities.  3  Refer to “Note 32 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.  4  Refer to the “Capital management” section of this report for more information on the equity attribution framework.  5  Based on third-party view, i.e., without intercompany balances.  6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.  7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Financial and operating performance

Corporate Center

2014 compared with 2013

Operating income by business unit

Non-core

Income was negative CHF 519 million in 2014, mainly due to a net loss of CHF 260 million related to funding and debit valuation adjustments (FVA/DVA) on derivatives, of which CHF 175 million was recorded upon the implementation of FVA. In addition, the year included negative revenues of CHF 202 million mainly due to novation and unwind activity in rates, as well as a loss of CHF 97 million in structured credit as a result of the exit of the majority of the correlation trading portfolio. This was partly offset by a valuation gain of CHF 68 million on certain equity positions.

In the prior year, Non-core revenues were negative CHF 50 million, mainly due to a negative debit valuation adjustment of CHF 99 million, partly offset by slightly positive revenues in rates and credit.

è	Refer to the “Significant accounting and financial reporting changes” section as well as “Note 1b Changes in accounting policies, comparability and other adjustments” and “Note 24 Fair value measurement” in the “Financial information” section of this report for more information on the implementation of funding valuation adjustments

Legacy Portfolio

Income was negative CHF 304 million in 2014, mainly due to a loss of CHF 108 million resulting from the termination of certain credit default swap (CDS) contracts and a net loss of CHF 85 million related to FVA/DVA on derivatives, of which CHF 77 million was recorded upon the implementation of FVA. In addition, 2014 included valuation losses on financial assets designated at fair value and losses related to the sale of the remaining student loan auction rate securities positions.

Compared with the prior year, income in the Legacy Portfolio decreased to negative CHF 304 million from positive CHF 394 million, mainly due to the abovementioned losses in 2014. In 2013, we exercised our option to acquire the SNB StabFund’s equity and recorded total option revaluation gains of CHF 431 million prior to the exercise.

Operating expenses

Total operating expenses decreased to CHF 1,144 million from CHF 2,660 million in the prior year.

Personnel expenses declined by CHF 144 million to CHF 371 million, mainly due to a decrease in front office personnel and restructuring charges of CHF 17 million in 2014 compared with CHF 35 million in the prior year.

General and administrative expenses decreased by CHF 1,338 million to CHF 684 million, largely as charges for provisions for litigation, regulatory and similar matters declined by CHF 1,127 million to CHF 193 million. Furthermore, restructuring charges declined by CHF 159 million to CHF 14 million. 2014 included a charge of CHF 52 million for the annual UK bank levy compared with CHF 68 million in 2013. Also, 2014 included CHF 120 million in net charges related to certain disputed receivables compared with CHF 88 million in 2013.

Charges for services from other business divisions decreased by CHF 3 million to CHF 62 million, mainly as a result of reduced consumption of shared services.

Depreciation and impairment of property and equipment decreased to CHF 27 million from CHF 55 million, mainly due to the absence of restructuring charges compared with CHF 26 million in the prior year.

Risk-weighted assets

Risk-weighted assets (RWA) decreased significantly by CHF 28 billion to CHF 36 billion.

Non-core RWA decreased by CHF 16 billion to CHF 16 billion as a result of reductions of outstanding over-the-counter derivative transactions by means of negotiated bilateral settlements with specific counterparties, third-party novations or trade compressions. Furthermore, incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA reduced by CHF 3 billion. Lastly, the aforementioned exit of the majority of the correlation trading portfolio resulted in a CHF 1 billion RWA reduction.

Legacy Portfolio RWA decreased by CHF 12 billion to CHF 19 billion, mainly resulting from the aforementioned termination of certain CDS contracts, the sale of the remaining student loan auction

Financial and operating performance

rate securities positions as well as due to the exit of certain positions across the collateralized loan obligations, reference-linked notes and real estate securities portfolios. Furthermore, incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA reduced by CHF 1 billion.

è	Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk, treasury and capital management” section of this report for more information on risk-weighted assets

Balance sheet assets

During 2014, balance sheet assets decreased by CHF 45 billion to CHF 170 billion, largely due to a CHF 33 billion decline in positive replacement values in Non-core. During the year, we executed a series of risk transfers to exit the majority of the correlation trading portfolio, which involved entering into a large number of back-to-back trades to transfer market risk. We subsequently derecognized these trades from our balance sheet via novations to third parties, thereby transferring credit risk, and reducing PRV by approximately CHF 11 billion. The originally targeted novations are now complete. Within our rates portfolio, PRV decreased due to negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties, partly offset by currency and interest rate movements. Funded assets decreased by CHF 10 billion to CHF 11 billion, mainly due to the full repayment of the loan to the BlackRock fund, the full exit of precious metal holdings held on behalf of clients and the maturing of the last remaining trade in the structured reverse repo portfolio. Furthermore, funded assets declined following the final exit from student loan auction rate securities, the sale of CMBS assets used to hedge certain CDS contracts facing monolines that were terminated during the year and a number of smaller position reductions.

è	Refer to the “Balance sheet” section of this report for more information
è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator decreased to CHF 93 billion as of 31 December 2014 from CHF 160 billion at the end of the prior year, mainly due to a reduction in average balance sheet assets.

è	Refer to the “Capital management” section of this report for more information on the leverage ratio denominator

Personnel

As of 31 December 2014, a total of 1,480 personnel were employed within Non-core and Legacy Portfolio compared with 1,585 at the end of the prior year. Front office personnel decreased to 137 from 222 and personnel allocated from Corporate Center shared services units decreased by 20 to 1,343.

Financial and operating performance

Corporate Center

2013 compared with 2012

Operating income by business unit

Non-core

Total income was negative CHF 50 million in 2013, mainly due to a negative debit valuation adjustment of CHF 99 million, partly offset by slightly positive revenues in rates of CHF 19 million and credit of CHF 15 million. These modestly positive revenues demonstrate that significant reductions in RWA and balance sheet assets, as well as operational complexity, following the accelerated implementation of our strategy, were achieved at negligible cost.

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

Risk-weighted assets

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

Financial and operating performance

Balance sheet assets

Balance sheet assets decreased 50% to CHF 215 billion as of 31 December 2013 from CHF 429 billion as of 31 December 2012. This decrease was mainly due to a CHF 166 billion reduction in positive replacement values, largely in Non-core, primarily as a result of significant ongoing unwind, novation and compression activity during 2013. Funded assets decreased by CHF 39 billion, mainly as a result of exiting government and other liquid bond positions along with the sale of distressed assets in Non-core, as well as sales and redemptions of student loan auction rate securities in the Legacy Portfolio.

Personnel

As of 31 December 2013, a total of 1,585 personnel were employed within Non-core and Legacy Portfolio compared with 2,304 as of 31 December 2012. Front office personnel decreased to 222 from 541 and personnel allocated from Corporate Center shared services units decreased by 400 to 1,363.

Risk, treasury

and capital

management

Audited information according to IFRS 7 and IAS 1

Risk and capital disclosures provided in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and International Accounting Standard 1 (IAS 1) Financial Statements: Presentation form part of the financial statements audited by the independent registered public accounting firm, Ernst & Young Ltd, Basel. Information that has been subject to audit is marked as “Audited” within this section of the report and is considered part of the audited financial statements included in the “Financial information” section of this report. Audited information provided in this section applies to both UBS Group AG (consolidated) and UBS AG (consolidated). Differences between these two scopes of consolidation are provided where applicable.

Risk, treasury and capital management

158	Implementation of EDTF recommendations
159	EDTF index

166	Key developments

168	Risk management and control
168	Overview of risks arising from our business activities
170	Risk categories
171	Top and emerging risks
173	Risk governance
174	Risk appetite framework
175	Risk principles and risk culture
177	Quantitative risk appetite objectives
178	Risk measurement
178	Stress testing
179	Statistical measures
180	Portfolio and position limits
180	Risk concentrations
181	Credit risk
181	Key developments during the period
181	Main sources of credit risk
181	Overview of measurement, monitoring and management techniques
182	Credit risk profile of the Group – IFRS view
185	Impaired assets
190	Past due but not impaired loans
191	Credit risk profile of the Group – Internal risk view
191	Banking products
196	Traded products
198	Credit risk mitigation
199	Credit risk models
204	Policies for past due, non-performing and impaired claims

206	Market risk
206	Key developments during the period
206	Main sources of market risk
206	Overview of measurement, monitoring and management techniques
207	Market risk exposures arising from our business activities
209	Market risk stress loss
209	Value-at-risk
214	Stressed VaR
216	Risks-not-in-VaR
217	Incremental risk charge
218	Comprehensive risk measure
219	Securitization positions in the trading book
219	Interest rate risk in the banking book
221	Other market risk exposures
223	Country risk
223	Key developments during the period
223	Country risk framework
223	Country risk exposure
228	Operational risk
228	Key developments during the period
229	Operational risk framework
230	Advanced measurement approach model
232	Corporate Center – Non-core and Legacy Portfolio
232	Non-core
232	Legacy Portfolio

235	Treasury management
235	Liquidity and funding management
235	Strategy and objectives
235	Liquidity and funding regulatory requirements
236	Governance

Risk, treasury and capital management

236	Liquidity management
236	Contingency funding
237	Asset encumbrance
239	Stress testing
239	Funding management
240	Internal funding and funds transfer pricing
241	Changes in sources of funding during the reporting period
242	Credit ratings
242	Maturity analysis of assets and liabilities
244	Currency management
244	Currency-matched funding and investment of non-Swiss franc assets and liabilities
244	Sell-down of non-Swiss franc reported profits and losses
244	Hedging of anticipated future reported non-Swiss franc profits and losses

245	Capital management
245	Capital management objectives
245	Annual strategic and ongoing capital planning process
245	Consideration of stress scenarios
246	Capital management activities
247	Active management of RWA
247	Active management of sensitivity to currency movements
249	Swiss SRB Basel III capital framework
249	Regulatory framework
250	Capital requirements
252	Swiss SRB Basel III capital information (UBS Group)
252	Capital ratios
252	Eligible capital

252	Tier 1 capital
253	Tier 2 capital
256	Additional capital information
256	Differences between Swiss SRB and BIS Basel III capital
258	Swiss SRB Basel III capital information (UBS AG consolidated)
261	Risk-weighted assets (UBS Group)
262	RWA movement by risk type, exposure and reporting segment
262	Credit risk
263	Non-counterparty-related risk
263	Market risk
264	Operational risk
265	RWA movement by key driver, risk type and reporting segment
265	Credit risk
265	Market risk
266	Key drivers of RWA movement by risk type
268	Swiss SRB leverage ratio framework
268	Swiss SRB leverage ratio requirements
269	Swiss SRB leverage ratio (UBS Group)
272	Swiss SRB leverage ratio (UBS AG consolidated)
274	Equity attribution framework
276	UBS shares
276	UBS Group AG shares
276	UBS AG shares
278	Holding of UBS Group AG shares
279	Listing of UBS shares

Risk, treasury and capital management

Implementation of the recommendations of the Enhanced Disclosure Task Force (EDTF)

Implementation of EDTF recommendations

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board (FSB) in 2012 to facilitate discussion among users, authors and other interested parties as to how disclosure can be enhanced to help restore investor confidence in banks. We are a member and endorse the work of the EDTF. In its “Enhancing the Risk Disclosure of Banks” report issued on 29 October 2012, the EDTF set out recommendations designed to guide banks in disclosing their risk, liquidity and funding, and capital management in a more transparent and comprehensible way.

The EDTF recommendations are based on seven principles, which emphasize the importance of clear, balanced, comprehensive and relevant disclosures. Further, they require that disclosures be based on the same information that senior management uses for making its strategic decisions and managing the bank’s risks. These principles are closely aligned with our own financial disclosure principles of transparency, consistency, simplicity, relevance and best practice.

We began to incorporate the EDTF recommendations in our Annual Report 2012 and made significant further improvements to our disclosures in our Annual Report 2013, including making structural changes to the “Risk, treasury and capital management” section and introducing a large number of new and enhanced quantitative and qualitative disclosures. Consistent with Recommendation 1 of the EDTF, where appropriate, we brought together those related risk disclosures we consider to be most relevant to a particular component of our business, including integrating certain disclosures, which had been previously presented separately within our Pillar 3 disclosures or our consolidated financial statements.

In 2014, the EDTF examined how its recommendations were implemented in the 2013 annual reports published by 41 selected banks, including UBS, and its findings were published by the FSB on 30 September 2014 in its 2014 Progress Report on Implementation of the EDTF Principles and Recommendations. Several disclosures from our Annual Report 2013 were provided as examples of leading practice in the progress report, and bilateral feedback from the EDTF affirmed our implementation of other key recommendations, ranking us very favorably relative to the other surveyed banks.

Consistent with our financial disclosure principles, we regard the enhancement of our disclosures as an ongoing commitment. We continue to regularly review our disclosures for further amendments that may be necessary to better reflect the developments in our business, as well as the principles and recommendations established by the EDTF.

The index on the following pages contains a short summary of each of the 32 EDTF recommendations and the cross-references to the locations in our Annual Report 2014 and Pillar 3 disclosures that support the objectives of each recommendation.

è	Refer to “Information policy” in the “Corporate governance, responsibility and compensation” section of this report for more information on our financial disclosure principles

Signposts

Throughout the Annual Report, signposts that are displayed at the beginning of a section, table or chart – Audited | EDTF | Pillar 3 |

– indicate that those items have been

audited, have addressed the recommendations of the Enhanced Disclosure Task Force, or are Basel Pillar 3 disclosure requirements, respectively. A “triangle”

symbol – ▲▲▲ – indicates the end of the signpost.

Risk, treasury and capital management

EDTF index

EDTF recommendations and our disclosures		Location of the disclosures
		Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

General
1. Presentation of related information		è	EDTF index p. 159–165	–	–
Table with cross-references to the locations of the disclosures in our Annual Report 2014 and Pillar 3 section
2. Risk terminology	Risk terms	è	Risk definitions p. 170	–	–
Definition of the risk terms and risk measures which we use, including indication of key parameters in our risk models		è	Risk concentrations p. 180
	Risk measures	è	Risk measurement p. 178–180	–	–

	Key parameters and measurement models	è	Credit risk: Credit risk models p. 199; Probability of default p. 200/201; Internal UBS rating scale and mapping of external ratings, Key features of our main credit risk models p. 200; Loss given default, Exposure at default, Expected loss p. 201, Stress loss p. 201	–	–
		è	Market risks: Market risk stress loss, Value-at-Risk (VaR) p. 209; Stressed VaR p. 214; Incremental Risk Charge p. 217; Comprehensive Risk Measure p. 218
		è	Country risk exposure measure p. 223
		è	Operational risk: Advanced measurement approach model p. 230–231
		è	Pro-forma LCR, Pro-forma NSFR p. 235–237
		è	Asset funding p. 241
		è	Business risk: Measurement of performance p. 43/45
3. Top and emerging risks		è	Risk factors p. 63–77	–	–
Qualitative and quantitative description of top and emerging risks in relation to our business activities and developments of such risks during the reporting period		è	Risk, treasury and capital management – Key developments p. 166/167
		è	Top and emerging risks p. 171/172
4. Regulatory ratio developments	Liquidity	è	Strategy and objectives p. 235	–	–
Description of new key regulatory ratios, pro-forma disclosures for these ratios in accordance with FINMA guidance, and information on UBS’s implementation plan for adopting the new requirements		è	Liquidity management p. 236
		è	Liquidity and funding regulatory requirements p. 235
	Capital	è è è	Our capital ratios and targets p. 246 Our capital requirements p. 249 Capital requirements, Capital ratios p. 250, p. 252	–	–
		è	Swiss SRB leverage ratio framework, Swiss SRB leverage ratio (UBS Group) p. 268–270
Risk governance and risk management strategies/business model
5. Risk management organization Summary overview of our key roles	Organization and responsibilities	è è	Risk definitions p. 170 Risk governance p. 173/174	–	–
and responsibilities for managing risks	Processes for managing key risks	è è	Risk appetite framework p. 174–177 Overview of measurement, monitoring and management techniques: Credit risk p. 181; Market risk p. 206	–	–
		è	Country risk framework p. 223
		è	Operational risk framework p. 229

Risk, treasury and capital management

Implementation of the recommendations of the Enhanced Disclosure Task Force (EDTF)

EDTF recommendations and our disclosures		Location of the disclosures
		Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

6. Risk culture	Risk culture	è	Risk principles and risk culture p. 175–177	–		–
Overview of our principles with respect to risk-taking measures in place to maintain the desired risk culture	Procedures and strategies applied to support the culture	è	Organizational principles and structure (Audit Committee, Human Resources and Compensation Committee, Risk Committee) p. 299–300	–		–
		è	Corporate responsibility p. 315
		è	Qualitative measures used in determining compensation p. 342/343, 345, 348, 351 and 360
7. Business model	Sources of risk and risk management	è	Risk factors p. 63–77	–		–
Risk origination resulting from our business activities and description of how the risks relate to line items in the balance sheet and income statement		è	Overview of risks arising from our business activities p. 168
		è	Key risks, risk measures and performance by business division and Corporate Center p. 169
		è	Risk measures and performance p. 169
		è	Main sources of credit risk p. 181
		è	Main sources of market risk p. 206
		è	Currency management p. 244
	Risk appetite in	è	Risk, treasury and capital management	–		–
	the context of the business model		– Key developments p. 166/167
		è	Risk appetite framework p. 174–177
	Risk measures	Market risks:		–	Credit risks:
	and relation of risk measures to line items in the balance sheet and income statement	è	Market risk exposures arising from our business activities p. 207–208		è	Table 3: Regulatory gross credit risk by exposure segment and RWA
					è	Table 4: Regulatory gross credit exposure by geographical region
					è	Table 5: Regulatory gross credit exposure by counterparty type
					è	Table 6: Regulatory gross credit exposure by residual contractual maturity
					è	Table 14: Equity instruments in the banking book
8. Stress testing		è	Risk appetite framework p. 174–177	–		–
Information on the use of stress testing within our risk governance and appetite framework, on scenarios applied and agreed with the regulators and the linkage of stress testing results to our risk appetite		è è è è è	Stress testing p. 178/179 Credit risk: stress loss p. 201 Market risk stress loss p. 209 Stress testing p. 239 Consideration of stress scenarios p. 245/246

Risk, treasury and capital management

EDTF recommendations and our disclosures	Location of the disclosures
	Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Capital adequacy and risk-weighted assets
9. Minimum capital requirements Pillar 1 capital requirements, including capital surcharges for G-SIBs and the application of counter-cyclical and capital conservation buffers	è	Swiss SRB Basel III capital framework (UBS Group), Regulatory framework p. 249	–		–
	è	Capital requirements p. 250
	è	Swiss SRB Basel III available capital versus capital requirements (phase-in) p. 251
	è	Swiss SRB Basel III capital information p. 251
	è	FINMA increment to our AMA based operational risk-related RWA p. 230–231
10. Components of capital	è	Eligible capital p. 252	–	è	Table 31:
Summary of the information as disclosed in the Pillar 3 report on capital	è	Reconciliation IFRS equity to Swiss SRB Basel III capital p. 254			Composition of capital
	è	Additional tier 1 and tier 2 capital instruments p. 255
11. Flow statement of capital Tabular information in prescribed format	è	Swiss SRB Basel III capital movement p. 253	–		–
12. Strategic and capital planning	è	Our strategy p. 39	–		–
Management’s view on the required or targeted level of capital and how this will be established	è	Capital management p. 245/248
13. Risk-weighted assets and related business activities Information on our RWA, and related capital requirements together with underlying exposures	è è è	Information on Corporate Center RWA in tables Composition of Non-core and Composition of Legacy Portfolio p. 233/234 Risk-weighted assets (UBS Group) p. 261 Basel III RWA by risk type, exposure and reporting segment p. 262–264	–	è	Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets
				è	Table 3: Regulatory gross credit risk by
exposure segment
and RWA
14. Capital requirements for each risk type	Overview:		–	è	Table 2: Detailed
Quantitative information accompanied by reference	è	Risk-weighted assets (UBS Group) p. 261			segmentation of
to significant models used					Basel III exposures
	Market risks:				and risk-weighted
	è	Derivation of regulatory VaR-based RWA			assets
		and related calculations p. 213		è	Table 3: Regulatory
	è	Derivation of SVaR-based RWA and related calculations p. 214			gross credit risk by exposure segment
	è	Derivation of RWA add-on for risks-not-in-VaR and related calculations p. 216			and RWA
	è	Derivation of IRC-based RWA and related calculations p. 217
	è	Derivation of CRM-based RWA and related calculations p. 218

Risk, treasury and capital management

Implementation of the recommendations of the Enhanced Disclosure Task Force (EDTF)

EDTF recommendations and our disclosures	Location of the disclosures
	Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

15. Credit risk analysis Break-down of the credit risk exposures by regulatory parameters and based on a 14-point UBS internal scale	è	Internal UBS rating scale and mapping of external ratings p. 200	–	Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings:
				è	Table 9a: Sovereigns – Advanced IRB approach
				è	Table 9b: Banks – Advanced IRB approach
				è	Table 9c: Corporates – Advanced IRB approach
				è	Table 9d: Residential mortgages – Advanced IRB approach
				è	Table 9e: Lombard lending – Advanced IRB approach
				è	Table 9f: Qualifying revolving retail exposures – Advanced IRB approach
				è	Table 9g: Other retail – Advanced IRB approach
				è	Standardized approach
Regulatory gross and net credit exposure:
				è	Table 10a: by risk weight under the standardized approach
				è	Table 10b: under the standardized approach risk-weighted using external ratings
16. Flow statement of risk-weighted assets Tabular information in prescribed format	è	Basel III RWA movement by key driver – phase-in p. 265	–		–
	è	RWA movement by risk type, exposure and reporting segment p. 262–264
	è	Basel III RWA movement by key driver, risk type and reporting segment p. 265
	è	Key drivers of RWA movement by risk type p. 266/267
17. Credit risk model performance	è	Credit risk model confirmation p. 202	–		–
Information on credit risk models including back testing of probability of default, loss given default and credit conversion factors as well as expected loss analysis	è	Backtesting, Main credit models backtesting by regulatory exposure segment p. 202/203
	è	Changes to models and model parameters during the period, Comparison of actual versus expected loss, Total expected loss and actual credit loss p. 203

Risk, treasury and capital management

EDTF recommendations and our disclosures		Location of the disclosures
		Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information		UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Liquidity
18. Liquidity needs and reserves	Liquidity risk management framework and components of liquidity	è	Strategy and objectives p. 235		–	–
Description of our approach to liquidity management during the normal course of business and during crisis events		è	Liquidity management p. 236
		è	Contingency funding p. 236/237
		è	Stress testing p. 239
		è	Pro-forma liquidity asset buffer p. 237
		è	Governance p. 236
		è	Internal funding and funds transfer pricing p. 240/241
	Limitations on the use of liquidity reserves	è	Asset encumbrance p. 237/238		–	–
19. Encumbered and unencumbered assets Available and unrestricted assets to support potential funding and collateral needs		è è	Asset encumbrance p. 237/238 Credit ratings p. 242	è	Note 25 Restricted and transferred financial assets p. 492–495	–
20. Contractual maturity analysis Analysis of assets, liabilities and off-balance sheet commitments based on the earliest date on which we could be required to pay/latest maturity date of assets, indicating behavioral characteristics as presumed by UBS in order to adjust contractual maturities for risk management purposes		è è è	Maturity analysis of assets and liabilities p. 242/243 Long-term debt – contractual maturities p. 240 Stress testing p. 239		–	–
21. Funding strategy		è	Funding management p. 239/240		–	–
Description of our approach to funding, available funding sources, dependencies and concentrations		è è	Funding by product and currency p. 239 Internal funding and funds transfer pricing p. 240
		è	Changes in sources of funding during the reporting period p. 241
		è	Funding by currency p. 240
		è	Asset funding p. 241
Market risk
22. Market risk linkage to the balance sheet Presentation of trading and non-trading market risk factors relevant to the UBS business, including quantitative and qualitative information on the risk factors		è è	Market risk exposures arising from our business activities p. 207/208 Effect of interest rate changes on shareholders’ equity and Basel III CET1 capital p. 219–221		–	–
		è	Refer also to EDTF 7 Business model and EDTF 13 Risk-weighted assets and related business activities above for further cross-references
23. Market risk analysis Qualitative and quantitative breakdowns of significant trading and non-trading market risk factors		è è è	Trading market risk disclosures for VaR, SVaR, IRC, CRM and securitization positions p. 209–219 Interest rate risk in the banking book p. 219–221 Other market risk exposures p. 221/222		–	–

Risk, treasury and capital management

Implementation of the recommendations of the Enhanced Disclosure Task Force (EDTF)

EDTF recommendations and our disclosures	Location of the disclosures
	Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information		UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

24. Market risk measurement model performance Qualitative and quantitative information on our primary market risk measurement models VaR and market risk stress loss, their methodology, assumptions, model limitations and back testing	è	Value-at-Risk p. 209–213		–	–
	è	VaR limitations, Backtesting of VaR p. 212
	è	Development of backtesting revenues against backtesting VaR, VaR model confirmation p. 213
25. Other market risk management techniques Qualitative and quantitative information on each of our complementary market risk measurement models, methodology, assumptions, model limitations and back testing	è	Market risk stress loss p. 209		–	–
	è	Stressed VaR p. 214/215
	è	Risks-not-in-VaR p. 216
	è	Incremental risk charge p. 217
	è	Comprehensive risk measure p. 218
Credit risk
26. Analysis of credit risk exposures Presentation of the credit risk profile and of significant credit risk components in each business division by relevant parameters such as region, industry sector or banking products	è	Credit risk profile of the Group – IFRS view p. 182–189	è	Due from banks and loans p. 779-780	–
	è	Credit risk profile of the Group – Internal risk view p. 191–197
	è	Exposures to selected eurozone countries p. 224/225
	è	Exposures from single-name credit default swaps referencing to Greece, Italy, Ireland, Portugal or Spain p. 226
	è	Emerging markets net exposure by internal UBS country rating category p. 226
	è	Emerging market exposures by major geographical region p. 227
27. Policies for impaired and non-performing loans Treatment of claims where payments are past due or other criteria indicating non-performance are met, or where there is objective evidence that amounts due cannot be fully collected	è	Policies for past due, non-performing and impaired claims p. 204/205	è	Allowances and provisions for credit losses in Note 1 Summary of significant accounting policies p. 410–411	–
28. Analysis of impaired and non-performing loans Overview of balances and development of claims which meet the criteria in our policies for non-performing or impaired loans	è è	Impaired assets p. 185–189 Past due but not impaired loans p. 190	è	Note 12 Allowances and provisions for credit losses p. 441	–
			è	Impaired and non-performing loans p. 781
			è	Summary of movements in allowances and provisions for credit losses p. 783
			è	Allocation of the allowances and provisions for credit losses p. 784

Risk, treasury and capital management

EDTF recommendations and our disclosures	Location of the disclosures
	Operating environment and strategy/risk, treasury and capital management/corporate governance, responsibility and compensation		Financial information		UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

29. Counterparty credit risk from derivative transactions Quantitative and qualitative analysis of the counterparty credit risk that arises from our derivatives transactions	è	Traded products p. 196–197	è è	Note 14 Derivative instruments and hedge accounting p. 443–450 Note 26 Offsetting financial assets and financial liabilities p. 495–497	è	Table 12 Credit exposure of derivative instruments
30. Credit risk mitigation Information on our use of collateral and credit hedging	è è	Maximum exposure to credit risk p. 182/183 Credit risk mitigation p. 198/199	è	Note 11 Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments p. 440		–
			è	Note 26 Offsetting financial assets and financial liabilities p. 495–497
Other risks
31. Other risks Description of how we identify, measure and manage risks consequential to our business activities other than credit, market, liquidity, funding, operational and foreign exchange risks	è è è	Risk factors p. 63–77 Corporate responsibility p. 318–322 Risk categories p. 170		–		–
32. Publicly known risk events Information on matters that management considers to be material or otherwise significant due to potential financial, reputation or other effects, together with disclosures on the effect on our business, the lessons learned and the resulting changes to risk processes already implemented or in progress	è è	Impact of Swiss National Bank actions p. 29 Operational risk – Key developments during the period p. 228/229	è è	Note 22 Provisions and contingent liabilities p. 459–468 Note 37 Events after the reporting period p. 545		–

Risk, treasury and capital management

Key developments

Key developments

In line with our strategy, we continued to actively manage down risks in the Non-core and Legacy Portfolio while increasing lending in our wealth management business. Our Investment Bank continued to operate within strict risk limits and we continued to manage market risks at low levels. Overall net credit loss expenses for the year remained low. We remained focused on further improving our Compliance & Operational Risk Control framework capabilities while noting the elevated level of potential litigation and regulatory risks that UBS and the industry is facing. We maintained a sound liquidity position throughout the year and we further strengthened our funding profile through the issuance of low-trigger loss-absorbing Basel III-compliant subordinated notes, several senior unsecured bonds and a covered bond issuance. At the end of 2014, our Basel III common equity tier 1 (CET1) capital ratio was 13.4% on a fully applied basis, above our target of at least 13%, and 19.4% on a phase-in basis. Our Basel III fully applied CET1 capital ratio is the highest in our peer group of large global banks and our strong capital position is the foundation of our success.

Key developments in 2014 included the following:

Credit risks

EDTF | Credit risk continues to account for a significant portion of Basel III RWA. The size of our impaired loan portfolio remained unchanged at CHF 1.2 billion and our net credit loss expenses remained relatively low, totalling CHF 78 million for the year.

A substantial portion of our lending exposure arises from our Swiss domestic business, which offers corporate loans and mortgage loans secured against residential properties and income-producing real estate and is therefore tied to the health of the Swiss economy. Although these domestic lending portfolios continued to perform well and net credit loss expenses and delinquency levels remained low, we are closely monitoring macroeconomic developments in our home market. During 2014, key areas of focus included the Swiss real estate and mortgages markets, conditions in the eurozone, which remain fragile, and the potential implications of the decision to reinstate immigration quotas for European Union/European Economic Area countries. The potential implications of the decision in January 2015 by the Swiss National Bank (SNB) to discontinue the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011, allowing the Swiss franc to strengthen, is also of concern. Given the reliance of the Swiss economy on exports, the stronger Swiss franc may have a negative impact on the Swiss economy, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

In our wealth management businesses outside Switzerland, we experienced increases in credit exposures in line with our strategy to grow our lending businesses. Increases in reported credit exposure also reflect the strengthening of the US dollar against the Swiss franc. Within the Investment Bank, our credit exposure is predominantly investment grade, but includes loan underwriting characterized by concentrated exposure to lower-rated credits, albeit of a temporary nature. ▲

è	Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risks

EDTF | We maintained a low level of market risk in our trading businesses. Average management VaR has remained relatively stable compared with 2013. With management VaR at such low levels, we continue to see some volatility in the measure resulting from sizable client trades such as equity block transactions. ▲

è	Refer to “Market risk” in the “Risk management and control” section of this report for more information

Non-core and Legacy Portfolio

EDTF | We made substantial progress in further reducing risks in our Non-core and Legacy Portfolio, achieving a reduction in RWA from CHF 64 billion to CHF 36 billion and the Swiss SRB leverage ratio denominator from CHF 160 billion to CHF 93 billion, as of 31 December 2014.

We exited the Non-core correlation trading portfolio market risk through the execution of a series of back-to-back trades, and subsequently completed all targeted novations to substantially eliminate the counterparty risk. We further reduced counterparty risk across Non-core through bilateral settlements, portfolio compressions and negotiated assignments and novations.

In the Legacy Portfolio, we obtained full repayment on the loan to the BlackRock fund, exited a significant portion of our remaining credit risk to monoline insurers, and disposed of all remaining student loan auction rate securities positions. ▲

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information

Risk, treasury and capital management

Consequential risks

EDTF | Operational risk is an inevitable consequence of being in business and managing it is a core element of our business activities, implemented through our operational risk framework and an effective front-to-back control environment. The impact of operational risk remains at elevated levels, including that arising from pending or potential litigation and regulatory risks as discussed in “Top and emerging risks” in the “Risk management and control” section of this report. The significance of these risks is reflected in the level of our operational risk RWA disclosed in the “Capital management” section of this report, for which the calculation takes into consideration UBS and industry experience, including historical losses arising from litigation, regulatory and similar matters. The various disputes and legal proceedings, including litigation, arbitration and regulatory and criminal investigations in which UBS is involved, are discussed in “Note 22 Provisions and contingent liabilities” in the “Financial information” section of this report and, within the “Capital management” section, we provide the estimated loss in capital that we could incur as a result of these matters.

As of 1 January 2014, our Operational Risk Control unit merged with our compliance function to manage the Group’s compliance, conduct and operational risks in a more integrated and effective way, and strengthening our capabilities across the combined function has been a major focus for the year.

We have taken a major step forward in improving the effectiveness of consequential risk management through clear delineation between the risk management responsibilities of business management and those of the control functions, our first and second lines of defense, in order to strengthen the overall control environment and uphold the UBS behaviors.

We have commenced a significant program of work to enhance our surveillance and monitoring capabilities and are extending the use of analytical techniques to allow us to proactively detect relevant policy breaches and suspicious patterns to identify emerging risks and behavior that may unfairly impact the financial markets or clients, or contravene laws or regulations. The enhanced surveillance and monitoring will further help to enhance our cross border framework. The importance of behavioral aspects for protecting the reputation of our firm was further emphasized through various initiatives and policies discussed in “Risk principles and risk culture” in the “Risk management and control” section of this report. Further, we have defined a comprehensive conduct risk framework and initiated its implementation through a pilot project in the UK which will now be expanded globally. The conduct risk framework will help us to manage the increasingly important suitability risk, which is an area of significant regulatory focus.

Other key areas of focus include maintaining the operational resilience of the firm through a continued period of significant restructuring and ensuring that the financial crime risk control environment remains effective and consistently updated to reflect new threats given both geopolitical changes and cyber-crime.

Cyber-attacks against the financial industry are becoming increasingly sophisticated and we continue to make significant investments in dedicated security programs to continually strengthen our cyber defense. ▲

Liquidity management

EDTF | We continued to maintain a sound liquidity position throughout the year. As of 31 December 2014, our pro-forma regulatory liquidity coverage ratio (LCR) was 123%, and we maintained a strong liquid asset buffer of CHF 188 billion. ▲

è	Refer to the “Treasury management” section of this report for more information

Funding management

EDTF | During 2014 we further strengthened our funding profile through the issuance of low-trigger loss-absorbing Basel III-compliant subordinated notes, as well as several senior unsecured bonds and a covered bond. ▲

è	Refer to the “Treasury management” section of this report for more information

Capital management

EDTF | Our strong capital position provides us with a solid foundation for growing our business and enhancing our competitive positioning. At the end of 2014, our common equity tier 1 (CET1) capital ratio was 13.4% on a fully applied basis and 19.4% on a phase-in basis, a further increase compared with year-end 2013 ratios, and the highest Basel III fully applied CET1 capital ratio in our peer group of large global banks. Our Swiss SRB leverage ratio increased 0.7 percentage points to 4.1% on a fully applied basis and 0.7 percentage points to 5.4% on a phase-in basis, and we are well on track to achieve our expected 2019 fully applied requirement. ▲

è	Refer to the “Capital management” section of this report for more information

Risk, treasury and capital management

Risk management and control

Risk management and control

Overview of risks arising from our business activities

EDTF | Our business is constrained by the capital we have available to cover risk-weighted assets (RWA) resulting from the risks in our business, by the size of our on and off-balance sheet assets through their contribution to our leverage ratio and regulatory liquidity ratios, and by our risk appetite. Together, these constraints create a close link among our strategy, the risks that our businesses take and the balance sheet and capital resources that we have available.

As described in the “Capital management” section of this report, our equity attribution framework reflects our objectives of maintaining a strong capital base and managing our businesses in a way that they appropriately balance profit potential, risk, balance sheet and capital usage. The framework establishes this link through the inclusion of RWA, Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC), an internal measure of risk similar to economic capital, as three key drivers for the allocation of tangible equity to our business divisions and Corporate Center. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain capital deduction items to arrive at equity attributed to the business divisions and Corporate Center.

The table on the next page presents for each of our business divisions and Corporate Center the correlation between their risk exposures, the constraints described above and their performance. In addition to the key risks inherent in each business division and Corporate Center, the table presents together the key drivers of tangible attributed equity, being RWA, LRD and RBC, as well as tangible attributed equity, total assets and adjusted operating profit before tax. We present tangible attributed equity, because we consider it to be more closely correlated with the risk measures applied. This helps explain how the activities in our business divisions and Corporate Center are reflected in our risk measures, and the performance of the business divisions and Corporate Center in the context of these requirements. ▲

è	Refer to the “Capital management” section of this report for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in this section for more information on RBC
è	Refer to the table “Adjusted results” in the “Group performance” section of this report for more information

Risk, treasury and capital management

EDTF | Key risks, risk measures and performance by business division and Corporate Center

Business divisions and Corporate Center	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio
Key risks arising from business activities	Credit risk from lending against securities collateral and mortgages, and a small amount of derivatives trading activity. Minimal contribution to market risk	Credit risk from lending against securities collateral and mortgages Market risk from municipal securities and closed-end fund secondary trading	Credit risk from retail, mortgage, secured and unsecured corporate lending, and a small amount of derivatives trading activity. Minimal contribution to market risk	Small amounts of credit and market risk	Credit risk from lending, derivatives trading and securities financing Market risk from trading in equities, fixed income, foreign exchange (FX) and commodities

Credit and market risks from Group Treasury’s balance sheet, capital, and profit and loss management responsibilities

Liquidity, funding and structural FX risk are managed centrally within Group Treasury

Credit risk from remaining lending and derivatives exposures Market risk, mainly from Non-core exposures, is materially hedged and primarily relates to liquid market factors

Operational risk is an inevitable consequence of being in business, as losses can result from inadequate or failed internal processes, people and systems, or from external events. It can arise as a result of our past and current business activities across all business divisions and Corporate Center.

▲

EDTF | Risk measures and performance

	Wealth Management		Wealth Management Americas		Retail & Corporate		Global Asset Management		Investment Bank		CC – Core Functions		CC – Non-core and Legacy Portfolio
CHF billion, as of or for the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13

Pillar 3 | Risk-weighted assets (phase-in)[1]	25.8	21.4	21.9	24.5	34.4	31.4	3.9	3.8	67.0	62.6	32.2	21.3	35.7	63.5

of which: credit risk	12.3	11.9	8.7	8.1	31.4	29.9	3.0	2.7	35.0	35.5	5.3	4.8	12.8	31.3

of which: market risk	0.0	0.0	1.0	1.6	0.0	0.0	0.0	0.0	13.6	7.6	(1.8)[2]	(4.9)[2]	3.6	9.4

of which: operational risk	12.9	9.2	11.9	14.8	1.6	1.4	0.8	1.1	18.1	19.4	12.2	9.2	19.3	22.8 ▲

Leverage ratio denominator (phase-in)[3]	138.3	122.1	63.3	57.2	165.9	164.7	14.9	14.0	288.3	270.3	240.8	234.5	93.4	160.0

Risk-based capital[4]	1.3	1.7	1.1	1.2	3.0	3.7	0.3	0.6	6.8	6.5	13.4	13.6	3.6	4.6

Average tangible attributed equity	2.7	2.7	2.1	2.2	4.1	4.1	0.5	0.5	7.4	7.9	12.0	8.7	4.9	10.8

Total assets	127.6	109.8	56.0	45.5	143.7	141.4	15.2	14.2	292.3	240.0	257.8	247.4	169.8	215.1

Operating profit/(loss) before tax (adjusted)[5]	2.5	2.4	0.9	0.9	1.6	1.5	0.5	0.6	0.2	2.5	(1.0)	(1.6)	(1.9)	(2.1)

1  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.  2  Negative market risk numbers are due to the diversification effect allocated to CC – Core Functions.  3  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.  4  Refer to “Statistical measures” in the “Risk management and control” section of this report for more information on risk-based capital.  5  Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information. ▲

Risk, treasury and capital management

Risk management and control

Risk categories

We categorize the risks faced by our business divisions and Corporate Center as outlined in the table below.

EDTF | Pillar 3 | Risk definitions

	Risk managed by	Independent oversight by	Captured in our risk appetite framework
Primary risks: the risks that our businesses may take in pursuit of their business objectives

Audited | Credit risk: the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. This includes settlement risk and loan underwriting risk:

Settlement risk: the risk of loss resulting from transactions involving exchange of value where we must fulfill our obligation to deliver without first being able to determine with certainty that we will receive the counter value

Loan underwriting risk: the risk of loss arising during the holding period of financing transactions which are intended for further distribution ▲

	Business management	Risk Control

Audited | Market risk (traded and non-traded): the risk of loss resulting from changes in general market risk factors (e.g., interest rates, equity index levels, exchange rates, commodity prices and general credit spreads) and changes in prices of debt and equity instruments which result from factors and events specific to individual companies or entities. Market risk includes issuer risk and investment risk:

Issuer risk: the risk of loss from changes in fair value resulting from credit-related events affecting an issuer or group of related issuers, including sovereigns, to which we are exposed through tradable securities or derivatives referencing the issuer

Investment risk: issuer risk associated with positions held as financial investments ▲

	Business management	Risk Control
Country risk: the risk of losses resulting from country-specific events. It includes transfer risk, whereby a country’s authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments	Business management	Risk Control
Consequential risks: the risks to which our businesses are exposed as a consequence of being in business
Audited | Liquidity risk: the risk of being unable to generate sufficient funds from assets to meet payment obligations when they fall due, including in times of stress ▲	Group Treasury	Risk Control
Audited | Funding risk: the risk of higher than expected funding costs due to higher than expected UBS credit spreads when existing funding positions mature and need to be rolled over, or replaced by other more expensive funding sources. If a shortage of available funding sources is expected in a stress event, funding risk also covers potential additional losses from forced asset sales ▲
Structural foreign exchange risk: the risk of decreases in our capital, due to changes in foreign exchange rates with an adverse translation effect on capital held in currencies other than Swiss francs	Group Treasury	Risk Control
Operational risk: the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes legal risk and compliance risk, including employee conduct:	Business management	Risk Control

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

	Business management	Risk Control
Business risks: the risks arising from the commercial, strategic and economic environment in which our businesses operate
Business risks: the potential negative impact on earnings from lower than expected business volumes and/or margins, to the extent not offset by a decrease in expenses	Business management	Finance
Reputation risks
Reputational risk: the risk of a decline in the reputation of UBS from the point of view of its stakeholders – customers, shareholders, staff and the general public	All businesses and functions	All control functions

▲▲

Risk, treasury and capital management

Top and emerging risks

EDTF | Our approach to identifying and monitoring top and emerging risks is an ongoing part of our risk management framework. The top and emerging risks disclosed below reflect those risks that we currently consider to have the potential for high impact on the Group and which could materialize within one year. Investors should also carefully consider all information set out in the “Risk factors” section of this report, where we discuss the top and emerging risks in more detail and where we also discuss other risks we currently consider material, which we are presently aware of and which may impact our ability to execute our strategy and which may affect our business activities, financial condition, results of operations and prospects.

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

We have programs in place to address the risks arising from regulatory and legislative changes, including ongoing monitoring of proposals, providing guidance and feedback to the relevant authorities and developing internal assessment and implementation plans. During 2014, our more active programs included those relating to resolution planning and resolvability and changes to our legal entity structure and operating model, and new and revised capital, liquidity and funding-related regulations. We have made good progress across all of these programs in preparing for their implementation, including the establishment of UBS Group AG as the holding company of the UBS Group. Our phase-in leverage ratio and pro-forma LCR and net stable funding ratio (NSFR) as of 31 December 2014 were 5.4%, 123%, and 106%, respectively and, based on our current understanding of the potential requirements, we expect to be in full compliance with all of these requirements when they become effective or fully applicable. ▲

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

Legal and regulatory risks: EDTF | We are subject to a large number of claims, disputes, legal proceedings and government investigations and we anticipate that our ongoing business activities will continue to give rise to such matters in the future. We continue to work on enhancing our operational risk framework and our relationships with regulatory authorities and on resolving open matters in a manner most beneficial to our stakeholders. Information on those litigation, regulatory and similar matters currently considered by management as significant is disclosed in Note 22 of the “Financial information” section of this report. The extent of our financial exposure to these and other matters could be material and could substantially exceed the level of provisions that we have established, which was CHF 3.1 billion as of 31 December 2014. At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. ▲

è	Refer to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of this report for more information

Market conditions and the macroeconomic climate: EDTF | We are exposed to a number of macroeconomic issues as well as general market conditions. These external pressures may have a significant adverse effect on our business activities and related financial results, primarily through reduced margins, asset impairments and other valuation adjustments. Accordingly, these macroeconomic factors are considered in our development of stress testing scenarios for our ongoing risk management activities.

Management continues to consider developments in the eurozone to be of greatest significance to us, including their effect on our domestic economy, and for which reason our Eurozone Crisis scenario is used as the binding scenario in our risk appetite framework. Economic growth in the region has remained weak and, despite the launch of quantitative easing by the European Central Bank, the prospect of a prolonged period of stagnation remains. The economic effect of further sanctions against Russia could also hamper any recovery. These ongoing weaknesses, along with the resulting strength of the Swiss franc against the euro, present challenges for the Swiss economy, as does the uncertainty surrounding the direction of the Swiss National Bank’s monetary policy following the removal of the targeted minimum exchange rate of the Swiss franc versus the euro.

In addition, as our strategic plans depend more heavily upon our ability to generate growth and revenue in emerging markets, particularly in Asia, management is monitoring developments in these regions very closely. ▲

è	Refer to “Performance in the financial services industry is affected by market conditions and the macroeconomic climate” in the “Risk factors” section of this report for more information

Risk, treasury and capital management

Risk management and control

è	Refer to “Risk measurement” in this section for more information on macroeconomic considerations, including stress testing
è	Refer to “Country risk” in this section for more information on our exposures to selected eurozone countries

Execution of our strategy: EDTF | In October 2012, we announced a significant acceleration in the implementation of our strategy to focus our activities on a set of highly synergistic, less capital and balance sheet-intensive businesses dedicated to serving clients and well-positioned to maximize value for shareholders. We have now substantially completed the transformation of our business, but there remain elements of the implementation that are not complete, including the achievement of greater effectiveness and efficiency, which is imperative for the successful execution of our strategy. During 2014, we completed our Clean Slate Budgeting and Planning process, which gave us clearer insight into the major cost drivers in the business and allowed us to plan in a more granular way how to deliver our cost reduction targets. There continues to be a risk that we will not be successful in completing the execution of our plans, or that our plans may be delayed, that market events may adversely affect the implementation of our plan or that the effects of our plans may differ from those intended. This could lead to a reduction in the confidence of our stakeholders and challenges in meeting regulatory requirements in the future. ▲

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

Reputational risk: EDTF | Our reputation is critical to achieving our strategic goals and financial targets and damage to our reputation can have fundamental negative effects on our business and prospects. This has been emphasized for us recently following events such as the matters related to LIBOR and investigations of our foreign exchange business. This has triggered an enhanced focus on improving and sustaining a strong risk culture and UBS behaviors across the Group, the definition of a coherent and holistic conduct risk framework, and the development of our surveillance and monitoring capabilities. ▲

è	Refer to “Our reputation is critical to the success of our business” in the “Risk factors” section of this report for more information
è	Refer to “Risk culture” in this section for more information
è	Refer to “Operational risk” in this section for more information

Other operational risks: EDTF | Due to the operational complexity of all our businesses, we are continually exposed to operational risks such as process error, failed execution and fraud. We believe we have a strong operational risk management framework in place to help ensure that these risks are appropriately controlled. This framework has been significantly enhanced following the unauthorized trading incident in 2011. In view of the changing nature of operational risks and the environment within which we operate, we continuously review our associated control frameworks to allow us to make enhancements where necessary. In this regard, key compliance risk focus areas for 2015 include the continued development of our surveillance and monitoring capabilities and the global roll out of our conduct risk framework. We also continue to focus on other areas in which we see developing inherent risk including anti-money laundering, suitability, sanctions and operational resilience issues related to the transformation of our business. Additionally, the increasingly complex threat of cyber-attacks and cyber-criminal activity facing the financial services industry is evolving and we continue to make significant investments in dedicated security programs to continually enhance our cyber defense. ▲

è	Refer to “Operational risks may affect our business” in the “Risk factors” section of this report for more information
è	Refer to “Operational risk” in this section for more information on our management of operational risk

Risk, treasury and capital management

Risk governance

EDTF | Pillar 3 | Our risk governance framework operates along three lines of defense. Business management, as the first line of defense, own their respective risk exposures and are required to maintain effective processes and systems to manage their risks, including robust and comprehensive internal controls and documented procedures. Business management must also have appropriate supervisory controls and review processes in place to identify control weaknesses, inadequate processes and unexpected events. Control functions act as the second line of defense, providing independent oversight of primary and consequential risks. This includes setting risk limits and protecting against non-compliance with applicable laws and regulations. Group Internal Audit (GIA) forms the third line of defense, evaluating the overall effectiveness of governance, risk management and the control environment, including the assessment of how the first and second lines of defense meet their objectives. ▲▲

These key roles and responsibilities for risk management and control are illustrated in the following chart and described below.

Risk, treasury and capital management

Risk management and control

Audited | EDTF | Pillar 3 | The Board of Directors (BoD) is responsible for determining the risk principles, risk appetite and major portfolio limits of the Group, including their allocation to the business divisions and Corporate Center. The risk assessment and management oversight performed by the BoD considers evolving best practices and is intended to conform to statutory requirements. The BoD is supported by the BoD Risk Committee, which monitors and oversees the risk profile of the Group and the implementation of the risk framework as approved by the BoD, as well as assessing the Group’s key risk measurement methodologies. The Corporate Responsibility Committee supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct. It reviews and assesses stakeholder concerns and expectations for responsible corporate conduct and their possible consequences for UBS, and recommends appropriate actions to the BoD. The Chairman of the BoD and the Audit Committee oversee the performance of Group Internal Audit.

The Group Executive Board (GEB) implements the risk framework, controls the Group’s risk profile and approves key risk policies.

The Group Chief Executive Officer (Group CEO) is responsible for the results of the Group, has risk authority over transactions, positions and exposures, and also allocates portfolio limits approved by the BoD within the business divisions and Corporate Center.

Business management comprises divisional and regional Presidents. The divisional Presidents are accountable for the results of their business divisions. This includes actively managing their risk exposures, and ensuring profit potential, risk, balance sheet and capital usage are balanced. The regional Presidents coordinate and implement UBS’s strategy in their region, jointly with the divisional Presidents and heads of the control and support functions. They have a veto power over decisions with respect to all business activities that may have a negative regulatory or reputational impact in their respective regions.

The Group Chief Risk Officer (Group CRO) reports directly to the Group CEO and has functional and management authority over Risk Control (including Compliance & Operational Risk Control) throughout the Group. Risk Control provides independent oversight of all primary and most consequential risks as outlined in “Risk categories.” This includes establishing methodologies to measure and assess risk, setting risk limits, and developing and operating an appropriate risk control infrastructure. The risk control process is supported by a framework of policies and authorities. Divisional and regional Chief Risk Officers have delegated authority for their respective divisions and regions. Further, authorities are delegated to risk officers according to their expertise, experience and responsibilities.

The Group Chief Financial Officer (Group CFO) is responsible for ensuring that disclosure of our financial performance meets regulatory requirements and corporate governance standards with clarity and transparency. The Group CFO is also responsible for the management of UBS’s tax affairs, treasury and capital, including management of funding and liquidity risk and UBS’s regulatory capital ratios. The Group CFO is also responsible for implementation of the associated control frameworks, with the exception of the control framework for treasury activities, for which responsibility is with Risk Control.

The Group General Counsel (Group GC) is responsible for implementing the Group’s risk management and control principles for legal matters, and for managing the legal function for the UBS Group. The Group GC is responsible for reporting legal risks and material litigation, and for managing legal, internal, special and regulatory investigations.

Group Internal Audit (GIA) independently, objectively and systematically assesses the adherence to our strategy, the effectiveness of governance, risk management and control processes at Group, divisional and regional levels, including compliance with legal, regulatory and statutory requirements, as well as with internal policies and contracts. GIA has a functional reporting line to the Audit Committee. ▲▲▲

Risk appetite framework

EDTF | Pillar 3 | Our risk appetite is defined as the aggregate level and types of risk that we are willing to accept or intend to avoid. It is established via a complementary set of qualitative and quantitative objectives defined on a Group-wide level and embedded throughout our business divisions and legal entities through Group, divisional and legal entity policies, limits and authorities. These objectives are a critical foundation to maintaining a robust risk culture throughout our organization and are aimed at ensuring that our reputation is protected at all times. The chart “Risk appetite framework” depicts the key elements of this framework, which are described further below.

Qualitative statements, reflected in the Group’s Risk Management and Control Principles, and various policies and initiatives, ensure we maintain the desired risk culture.

Quantitative risk appetite objectives relate Group-wide risk exposure to our risk capacity and are designed to ensure the Group’s resilience against the impact of potential severe adverse economic or geopolitical events. They cover areas such as the Group’s capital buffer, solvency, earnings, leverage and liquidity, and are subject to periodic review, including as part of the annual business planning process.

These objectives are complemented by operational risk appetite objectives, which are established for each of our operational risk categories, for example market conduct, theft, fraud, data confidentiality, and technology risks. Operational risk events which exceed risk tolerances set according to predetermined percentages of the firm’s operating income must be escalated to the divisional President or higher, as appropriate.

The status of risk appetite objectives is evaluated each month, and reported to the BoD and the GEB. Our risk appetite may change over time and, as a consequence, portfolio limits and risk authorities will be subject to periodic reviews and changes, in particular in the context of the annual business planning process. In addition, the escalation triggers embedded in the firm’s Recovery

Risk, treasury and capital management

Plan are drawn from the set of risk limits that management monitors on a routine basis.

Our risk appetite framework, which includes a formal risk appetite statement and is encompassed in a single, formal policy, conforms to the Financial Stability Board’s “Principles for An Effective Risk Appetite Framework” published on 18 November 2013. ▲▲

Risk principles and risk culture

EDTF | A strong and dynamic risk culture is a prerequisite for success in today’s highly complex operating environment. We are focused on fostering and further strengthening our culture as a source of sustainable competitive advantage both from a risk and a performance point of view. By placing prudent and disciplined risk-taking at the center of every decision, we want to achieve our goal of delivering unrivaled client satisfaction, creating long-term value for stakeholders, and making UBS one of the most attractive companies to work for in the world.

Our risk appetite framework combines all the important elements of our risk culture, expressed in our Pillars, Principles and Behaviors, our Risk Management and Control Principles, our Code of Business Conduct and Ethics, and our Total Reward Principles.

Together, these aim to align the decisions we make with the firm’s strategy, principles and risk appetite. They help define who we are and the way we operate each day, providing a solid foundation for promoting risk awareness, ensuring appropriate risk taking and establishing robust risk management and control processes. ▲

Pillars, Principles and Behaviors

EDTF | Our risk culture is based on our three keys to success – Pillars (capital strength, efficiency and effectiveness, and risk management), Principles (client focus, excellence and sustainable performance), and Behaviors (integrity, collaboration and challenge). A strong emphasis is placed on every individual’s accountability for adhering to our principles and behaviors at all times, with an unremitting focus on the long-term objectives and success of UBS, thereby safeguarding the firm’s reputation, our most valuable asset. ▲

Risk Management and Control Principles

EDTF | These principles highlight the key aspects of our risk management and control philosophy, and are consistent with the three-lines-of-defense model. ▲

EDTF | Risk management and control principles

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

			Independent control functions which monitor the effectiveness of the business’s risk management and oversee risk-taking activities	Disclosure of risks to senior management, the Board of Directors, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency

▲

Risk, treasury and capital management

Risk management and control

Code of Business Conduct and Ethics

EDTF | The Code of Business Conduct and Ethics (the “Code”) enshrines the principles and practices that all our employees and BoD members are required to follow unreservedly, both in letter and in spirit, supported by an annual adherence certification process. Included in the Code are requirements covering laws, rules and regulations, ethical and responsible behavior, information management, the work environment, social responsibility and disciplinary measures. ▲

Total Reward Principles

EDTF | Our performance measurement and management process requires that all employees have risk objectives aligned to their roles and responsibilities. This helps reinforce their understanding that rigorous risk management plays an essential role in our efforts to deliver the best possible client experience and achieve our business objectives. In short, everyone at UBS is responsible for anticipating, addressing and managing risks. The performance measurement and management process links into the Group’s compensation framework.

Our compensation philosophy is to provide our employees with compensation that recognizes their individual contributions and clearly links their pay to performance – not simply the delivery of business targets, but also how those results were achieved. As explained in more detail in the “Compensation” section of this report, the performance of GEB members includes both quantitative and qualitative factors. Qualitative factors include reinforcing a culture of accountability and responsibility, demonstrating commitment to being a responsible corporate citizen and acting with integrity in all interactions with our stakeholders.

The “Compensation” section of this report explains how the compensation of each employee is based on the individual’s contribution (absolute and relative) and shows how the individual’s contribution to promoting our principles and standards of behaviors is factored into the compensation process. The process includes an examination of the individual’s efforts to actively manage risk, striking an appropriate balance between risk and reward, and to what extent the individual exhibited professional and ethical behavior. Forfeiture provisions enable the firm to forfeit some, or all, of any unvested deferred portion of compensation should an employee commit certain harmful acts. ▲

è	Refer to the “Our employees” and “Compensation” sections of this report for more information

EDTF | In embedding the desired risk culture within the Group, these principles are supported by a range of initiatives covering employees at all levels, which include the elements described below. ▲

House View on Leadership

EDTF | Leadership is a critical component in developing a culture that is a source of pride and competitive advantage. Formally introduced in September 2014, the UBS House View on Leadership is a set of explicit expectations for staff in leadership positions across the firm. It was developed by a cross-business group of employees and external experts and chaired by the Group Executive Board, with the aim to improve hiring decisions as well as to support the development and promotion of present and future UBS leaders, setting consistent standards across UBS. It was embedded into the 2014/2015 Managing Director promotion process, and in 2015 it will be embedded into all promotion, hiring and development decisions for positions at Director level and higher. ▲

Principles of good supervision

EDTF | The Group has defined principles of good supervision, which establish clear expectations of managers and employees with respect to supervisory responsibilities, specifically: to take responsibility, to organize their business, to know their employees and what they do, to know their business, to create a good compliance culture and to respond to and resolve issues. Supervisors are expected to understand and set a good example of professional behavior and to act as role models, to be open about issues, to be alert to unusual behavior and to act on any red flags, ensuring that issues are resolved. To ensure adherence, frameworks have been established which are subject to periodic review and assessment. ▲

Whistleblowing

EDTF | We continue to promote a culture of constructive challenge, encouraging employees to speak up. Our whistleblowing policy provides a formal framework and multiple channels for all employees to raise concerns, either openly or anonymously, about suspected breaches of laws, regulations, rules and other legal requirements to which the Group is subject, or our Code of Business Conduct and Ethics, policies, or any relevant professional standards. Strengthened procedures and governance introduced in 2014 provide improved consistency in capturing, assessing, investigating and reporting of issues. ▲

Compliance and risk training

EDTF | We have a mandatory training program in place for all employees covering a range of compliance and risk-related topics, including anti-money laundering and operational risk. In addition, more specialized training is provided for employees depending on their specific roles and responsibilities, such as training on credit risk and market risk for those working in trading areas. During 2014, employees were required to complete in aggregate over 700,000 mandatory training sessions, an increase of approximately 40% from 2013 as we continue to focus on strengthening our risk culture. As a rule, the training sessions need to be completed, usually together with an assessment, within a specified deadline. Failure to complete mandatory training sessions satisfactorily within 30 days of the deadline results in disciplinary action, usually in the form of a written warning, with employees still required to complete the training. In 2014, our ultimate completion rate for these mandatory training sessions was 100%. Failure to complete two or more training sessions within 20 days of the deadline, results in a referral into the Non-Disciplinary Control Issue (NDCI) process, which is factored into the performance measurement and management process, as well as the related promotion and compensation processes. ▲

Risk, treasury and capital management

Quantitative risk appetite objectives

EDTF | Pillar 3 | Through a set of quantitative risk appetite objectives, we aim to ensure that our aggregate risk exposure remains within our desired risk capacity, based on our capital and business plans. The specific definition of risk capacity for each objective seeks to ensure that we have sufficient capital, earnings and funding liquidity to protect our business franchises and exceed minimum regulatory requirements under a severe stress event. The risk appetite objectives are evaluated as part of the annual business planning process, and approved by the BoD. The comparison of risk exposure with risk capacity is a key consideration in management decisions on potential adjustments to the business strategy and the risk profile of the Group.

We make use of both scenario-based stress tests and statistical risk measurement techniques to assess the impact of a severe stress event at a Group-wide level. These complementary frameworks capture exposures to all material primary and consequential risks across our business divisions and the Corporate Center. ▲ ▲

è	Refer to “Risk measurement” in this section for more information on our stress test and statistical frameworks

EDTF | Pillar 3 | Risk appetite objectives at the divisional level are logically derived from and must conform to the Group-wide objectives. They may also comprise objectives specific to the division, related to the specific activities and risks in that division. Risk appetite objectives are also set for certain legal entities. These must be consistent with the Group-wide Risk Appetite Framework and approved in accordance with the regulations of the legal entity and the firm’s regulations. Differences may exist that reflect the specific nature, size and complexity of, as well as the regulations applicable to, the relevant legal entity.

In determining our risk capacity, we adjust projected earnings from the strategic plan for business risk to reflect lower expected earnings and lower expenses, for example due to the reversal of variable compensation accruals in a severe stress event. We also adjust our capital to take into account the impact of stress on deferred tax assets, pension assets and liabilities, and accruals for capital returns to shareholders.

The chart below provides an overview of our quantitative risk appetite objectives. ▲▲

Risk, treasury and capital management

Risk management and control

Risk measurement

Audited | EDTF | Pillar 3 | A variety of methodologies and measurements are applied to quantify the risks of our portfolios and potential risk concentrations. Risks that are not fully reflected within standard measures are subject to additional controls, which may include pre-approval of specific transactions and the application of specific restrictions. Models to quantify risk are generally developed by dedicated units within control functions and are subject to independent verification. ▲▲▲

EDTF | Pillar 3 | Applied models and methodologies must be approved and regularly reviewed in accordance with regulatory requirements as well as internal policies to ensure that models perform as expected, produce results consistent with real events and values, and reflect best-in-practice approaches as well as recent academic developments. Accordingly, we assess whether the model is performing satisfactorily, whether additional analysis is required, and whether recalibration or redevelopment needs to be performed. Results and conclusions are presented to the relevant governance body and, as required, to regulators.

The ongoing process of assessing model quality and performance in the production environment comprises two components: model verification, being the initial and regular assessment of the model’s conceptual soundness, performed by Quantitative Risk Control (QRC), and model confirmation, representing the regular process of checking the accuracy and appropriateness of the model output and its application, carried out by the model developers and reviewed by QRC. ▲▲

è	Refer to “Credit risk,” “Market risk” and “Operational risk” in this section for more information on model confirmation procedures

Stress testing

EDTF | We perform stress testing to quantify the loss that could result from extreme, yet plausible macroeconomic and geopolitical stress events. This enables us to identify, better understand and manage our potential vulnerabilities and risk concentrations. Stress testing plays a key role in our limits framework at Group-wide, divisional and portfolio levels. Stress test results are regularly reported to the BoD, the Risk Committee and the GEB. We also provide detailed stress loss analyses to the Swiss Financial Market Supervisory Authority (FINMA) in accordance with its requirements. As described in the “Risk appetite” section above, stress testing, along with statistical loss measures, plays a central role in our risk appetite and business planning processes.

Our stress testing framework incorporates three pillars: (i) combined stress tests, (ii) a comprehensive range of portfolio and risk-type-specific stress tests and (iii) reverse stress testing.

Our combined stress test (CST) framework is scenario-based and aims to quantify overall Group-wide losses which could result from a number of potential global systemic events. The framework captures all material primary and consequential risks, as well as business risks, as indicated in the “Risk categories” section above. Scenarios are forward-looking and encompass macroeconomic and geopolitical stress events calibrated to different levels of potential severity. Each scenario is implemented through the expected evolution of market indicators and economic variables under that scenario. The resulting effect on our primary, consequential and business risks is then assessed to estimate the overall loss and capital implications were the scenario to occur. At least once a year, the Risk Committee approves the most relevant scenario, known as the binding scenario, to be used as the main scenario for regular CST reporting and for monitoring risk exposure against our minimum capital, earnings and leverage ratio objectives in our risk appetite framework. Results are reported to, and discussed with, the Risk Committee and the GEB on a monthly basis and reported to the BoD and FINMA monthly. The results of other CST scenarios are monitored and reported quarterly to the BoD, the Risk Committee, the GEB and FINMA.

Within the overall model governance framework overseen by the Group CRO and Group CFO, the Enterprise-wide Stress Committee (ESC) is responsible for ensuring the consistency and adequacy of the assumptions and scenarios used for our Group-wide stress measures. As part of these responsibilities, the ESC is charged with ensuring that the suite of stress scenarios adequately reflects current and potential developments in the macroeconomic and geopolitical environment, our current and planned business activities, and actual or potential risk concentrations and vulnerabilities in our portfolios. The ESC meets at least quarterly and is comprised of Group and divisional representatives of Risk Control. In executing its responsibilities, the ESC considers input from the Risk “Think Tank,” a panel of senior representatives from the business divisions, Risk Control and economic research, which meets quarterly to review the current and possible future market environment, with the aim of identifying potential stress scenarios which could materially impact the Group’s profitability. This results in a range of internal stress scenarios that are developed and evolve over time, separate from the scenarios mandated by FINMA.

Each scenario captures a wide range of macroeconomic variables that are considered relevant to assessing the impact of the stress scenario on our portfolios. These include gross domestic product (GDP), equity indices, interest rates, foreign exchange rates, property prices and unemployment. Assumed changes in these macroeconomic variables in each scenario are used to stress the key risk drivers of our portfolios. For example, lower GDP growth and rising interest rates may reduce the income of clients to whom we have lent money, leading to changes in the credit risk parameters for probability of default, loss given default and exposure at default, and resulting in higher predicted credit losses in the stress scenario. We also capture the business risk resulting from lower fee income, interest income and trading income, and lower expenses. These effects are measured across all material risk types and all businesses to calculate the aggregate estimated effect of the scenario on profit and loss, other comprehensive income, RWA, Swiss SRB leverage ratio denominator (LRD) and, ultimately, our capital and leverage ratios. The assumed changes in macroeconomic variables are updated periodically to take account of changes in the current and possible future market environment.

Risk, treasury and capital management

Through 2014, the binding scenario for CST was the internal Euro Crisis scenario, which assumed a sharp deterioration in the eurozone economy triggering sovereign and bank defaults in certain peripheral countries, a downturn in financial markets and contagion to the global economy. CST risk exposure was broadly stable over the year with most of the month-to-month variability in this measure coming from temporary loan underwriting exposure in the Investment Bank.

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

In the fourth quarter, as part of the annual business planning process, the decision was taken to change the binding scenario to the Eurozone Crisis scenario, which is an evolved version of the Euro Crisis scenario taking into account developments in the political, economic and market environment in the eurozone since 2012, when the Euro Crisis scenario was developed. The impact of switching the scenario was a slight increase in forecast stress losses under the business plan. Concurrent with the adoption of the Eurozone Crisis scenario on 31 December 2014, we implemented a number of enhancements to our risk exposure measurement methodologies. The combined effect of the scenario and methodology changes, calculated on the portfolios at the time of implementation, was an overall net reduction in our forecast stress losses.

Portfolio-specific stress tests are measures that are tailored to the risks of specific portfolios. Our portfolio stress loss measures are informed by past events, but also include forward-looking elements. For example, the stress scenarios for trading risks capture the liquidity characteristics of different markets and positions. Results of portfolio-specific stress tests may be subject to limits to explicitly control risk-taking, or may be monitored without limits to identify vulnerabilities.

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

Additionally, we routinely analyze the impact of increases or decreases in interest rates and changes in the structure of yield curves.

Most major financial firms employ stress tests, but their approaches vary significantly, having been tailored to their individual business models and portfolios. Moreover, there is a lack of industry standards defining stress scenarios or the way they should be applied to a firm’s risk exposures. Consequently, comparisons of stress test results between firms can be misleading and, therefore, like many of our peers, we do not publish quantitative stress test results of our internal stress tests. ▲

è	Refer to “Credit risk” and “Market risk” in this section for more information on stress loss measures
è	Refer to “Our stated capital returns objective is based, in part, on capital ratios that are subject to regulatory change and may fluctuate significantly” in the “Risk factors” section of this report for more information

Statistical measures

EDTF | In addition to our scenario-based CST measure, we employ a statistical stress framework that allows us to calculate and aggregate risks using statistical techniques, enabling us to derive stress events at chosen confidence levels.

This framework is used to derive a distribution of potential earnings based on historically observed market changes, the level of risk exposures, and business plan forecasts, considering effects on both income and expenses. From this we determine earnings-at-risk (EaR), which measures the potential shortfall in earnings (the deviation from forecasted earnings) at a 95% confidence level and evaluated over a one-year horizon. EaR is used for the assessment of the earnings objectives in our risk appetite framework.

We extend the EaR measure by incorporating the effects of gains and losses recognized through other comprehensive income, to derive a distribution of potential effects of stress events on Basel III common equity tier 1 (CET1) capital. From this distribution, we derive our capital-at-risk (CaR) Buffer measure at a 95% confidence level for the assessment of our capital and leverage ratio objectives, and we derive our CaR Solvency measure at a 99.90% confidence level for the assessment of our solvency objective.

The CaR Solvency measure is also used to derive the contributions of business divisions and Corporate Center to risk-based capital (RBC) which, as discussed above, is a core component of our equity attribution framework. Under the Basel III phase-in approach

Risk, treasury and capital management

Risk management and control

to the calculation of total capital, which allowed additional capital instruments to be included in the bank’s available capital, we increased the confidence level for RBC purposes from 99.90% to 99.97%. Taking the potential capital impairment from a more extreme stress event to estimate the capital required to absorb unexpected loss while fully paying back all creditors ensured that we maintained an appropriate mix of high quality capital and additional capital instruments. As of 31 December 2014, we have migrated to a Basel III fully-applied view for our risk metrics, for which the additional capital instruments no longer qualify, and have therefore reverted to using the 99.90% confidence level for RBC to be consistent with this more restrictive view of capital. In addition, we revised several elements of the RBC model during the year. The net effect of these model changes and the change in the confidence interval was negligible on the overall level of RBC. ▲

è	Refer to “Credit risk,” “Market risk” and “Operational risk” in this section for more information on our portfolio-level statistical loss measures

Portfolio and position limits

EDTF | The Group-wide stress and statistical metrics are complemented by lower-level portfolio and position limits. The combination of these measures provides for a comprehensive, granular limit framework which is applied to our business divisions and Corporate Center as relevant to the key risks arising from their business models.

We apply limits to a variety of exposures at the portfolio level, using statistical and stress-based measures, such as value-at-risk, liquidity adjusted stress, notional loan underwriting limits, economic value sensitivity and portfolio default simulations for our loan books. These are complemented with a set of thresholds for net interest income sensitivity, mark-to-market losses on available-for-sale portfolios, and the impact of foreign exchange movements on capital and capital ratios.

Portfolio measures are supplemented with position-level limits. Risk measures for position limits are based on market risk sensitivities and counterparty-level credit risk exposures. Market risk sensitivities include sensitivities to changes in general market risk factors such as equity indices, foreign exchange rates and interest rates, and sensitivities to issuer-specific factors such as changes in an issuer’s credit spread or default risk. We monitor a significant number of market risk limits for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio on a daily basis. Counterparty measures capture the current and potential future exposure to an individual counterparty taking into account collateral and legally enforceable netting agreements. ▲

Risk concentrations

Audited | EDTF | Pillar 3 | A risk concentration exists where (i) a position is affected by changes in a group of correlated factors, or a group of positions are affected by changes in the same risk factor or a group of correlated factors, and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses. The categories in which risk concentrations may occur include counterparties, industries, legal entities, countries or geographical regions, products and businesses. ▲▲

The identification of risk concentrations requires judgment, as potential future developments cannot be accurately predicted and may vary from period to period. In determining whether we have a risk concentration, we consider a number of elements, both individually and collectively. These elements include the shared characteristics of the positions and our counterparties, the size of the position or group of positions, the sensitivity of the position or group of positions to changes in risk factors and the volatility and correlations of those factors. Also important in our assessment is the liquidity of the markets where the positions are traded, and the availability and effectiveness of hedges or other potential risk-mitigating factors. The value of a hedge instrument may not always move in line with the position being hedged, and this mismatch is referred to as basis risk.

Risk concentrations are subject to increased oversight by Risk Control and are assessed to determine whether they should be reduced or mitigated depending on the available means to do so. It is possible that material losses could occur on asset classes, positions and hedges, particularly if the correlations that emerge in a stressed environment differ markedly from those envisaged by our risk models. ▲

è	Refer to “Credit risk” and “Market risk” in this section for more information on the compositions of our portfolios
è	Refer to the “Risk factors” section of this report for more information

Risk, treasury and capital management

Credit risk

Key developments during the period

EDTF | During 2014, we continued to grow the lending portfolios in our wealth management businesses in line with our strategy. Our Retail & Corporate loan exposure remained stable with low levels of delinquency and credit exposures in the Investment Bank remained predominantly investment grade. We made further substantial progress in reducing credit exposures in the Non-core and Legacy Portfolio, obtaining full repayment on the loan to the BlackRock fund, continuing novations of over-the-counter (OTC) derivatives, and exiting a substantial portion of our remaining credit risk to monoline insurers. Net credit loss expenses totaled CHF 78 million, taking into account net releases of collective loan loss allowances of CHF 12 million. The amount of impaired loans remained unchanged at CHF 1.2 billion.

In response to the steep decline in the oil price at the end of the year, which has continued into the beginning of 2015, we have reduced the collateral lending values of energy-related securities in our Lombard business and are closely monitoring our exposures that could be adversely impacted by movements in the price of oil. ▲

Audited | EDTF | Pillar 3 | Main sources of credit risk

–

A substantial portion of our lending exposure arises from our Swiss domestic business, which offers corporate loans and mortgage loans secured against residential properties and income-producing real estate, and is therefore tied to the health of the Swiss economy.

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
–

A significant portion of our derivatives activities determined to be non-core has been run down or reduced through unwinds, novations and trade compressions. The remainder is predominantly transacted on a cash collateralized basis. ▲▲▲

Audited | EDTF | Pillar 3 | Overview of measurement, monitoring and management techniques

–

Credit risk arising from transactions with individual counter-parties is measured according to our estimates of probability of default, exposure at default and loss given default. Limits are established for individual counterparties and groups of counterparties covering banking and traded products as well as settlement amounts. Risk control authorities are approved by the Board of Directors and are delegated to the Group CEO, Group CRO and divisional Chief Risk Officers based on risk exposure amounts and internal credit rating.

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

–

Credit risk concentrations can arise if clients are engaged in similar activities, are located in the same geographical region or have comparable economic characteristics, for example if their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits and/or operational controls that constrain risk concentrations at portfolio and sub-portfolio levels with regard to sector exposure, country risk and specific product exposures. ▲▲▲

Risk, treasury and capital management

Risk management and control

Credit risk profile of the Group – IFRS view

Maximum exposure to credit risk

Audited | EDTF | The table below represents the IFRS view of the Group’s maximum exposure to credit risk by class of financial instrument and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the balance sheet subject to credit risk and the notional amounts for off-balance sheet arrangements.

Where information is available, collateral is presented at fair value. For other collateral such as real estate, a reasonable alternative value is used. Credit enhancements, such as credit derivative contracts and guarantees, are included at their notional amounts. Both are capped at the maximum exposure to credit risk for which they serve as security.

Further on in this section, we provide complementary views of credit risk based on our internal management view, which can differ in certain respects from the requirements of IFRS. ▲ ▲

è	Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on the credit exposures used in the determination of our required regulatory capital and additional information on credit derivatives

Audited | EDTF | Maximum exposure to credit risk

	31.12.14
CHF billion		Collateral				Credit enhancements
	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Balances with central banks	102.3
Due from banks[2]	13.3		0.2					0.2
Loans	315.8	14.3	94.8	166.1	21.2		0.7	2.6
Cash collateral on securities borrowed	24.1		23.8
Reverse repurchase agreements	68.4		63.2		4.7
Cash collateral receivables on derivative instruments[3]	31.0					20.4
Other assets	21.2		12.7

Total financial assets measured at amortized cost	576.1	14.4	194.7	166.1	25.9	20.4	0.7	2.8

Financial assets measured at fair value on the balance sheet
Positive replacement values[4]	257.0		5.7			223.9
Trading portfolio assets – debt instruments[5,6]	31.8
Financial assets designated at fair value – debt instruments[7]	4.3		3.3		0.1		0.7
Financial investments available-for-sale – debt instruments[7]	56.2

Total financial assets measured at fair value	349.4	0.0	9.0	0.0	0.1	223.9	0.7	0.0

Total maximum exposure to credit risk reflected on the balance sheet	925.4	14.4	203.6	166.1	26.0	244.2	1.4	2.8

Guarantees[8]	17.7	1.4	1.7	0.2	1.9		0.8	3.1
Loan commitments[8]	50.7	0.1	3.8	1.9	9.2		8.5	1.6
Forward starting transactions, reverse repurchase and securities borrowing agreements	10.4		10.4

Total maximum exposure to credit risk not reflected on the balance sheet	78.8	1.4	16.0	2.1	11.1	0.0	9.3	4.7

Total[9]	1,004.2	15.8	219.6	168.2	37.1	244.2	10.7	7.5

1  Includes but not limited to life insurance contracts, inventory, accounts receivable, mortgage loans, patents, and copyrights.  2  Due from banks includes amounts held with third-party banks on behalf of clients. The credit risk associated to these balances may be borne by those clients.  3  Included within cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk. The amount shown in the netting column represents the netting potential not recognized in the balance sheet. Refer to “Note 26 Offsetting financial assets and financial liabilities” in the “Financial information” section for more information.  4  The amount shown in the netting column represents the netting potential not recognized in the balance sheet. Refer to “Note 26 Offsetting financial assets and financial liabilities” in the “Financial information” section of this report for more information.  5  These positions are generally managed under the market risk framework and are included in VaR. For the purpose of this disclosure, collateral and credit enhancements were not considered.  6  Does not include debt instruments held for unit-linked investment contracts and investment fund units.  7  Does not include investment fund units.  8  The amount shown in the column “guarantees” largely relates to sub-participations. Refer to the “Off-balance sheet” section in this report for more information.  9  As of 31 December 2014, total maximum exposure to credit risk for UBS AG (consolidated) was CHF 0.3 billion higher than for UBS Group, of which CHF 0.2 billion related to unsecured “Loans” and CHF 0.1 billion related to unsecured “Other assets.”

182

Risk, treasury and capital management

Maximum exposure to credit risk (continued)

	31.12.13

		Collateral				Credit enhancements
CHF billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet

Balances with central banks	78.9

Due from banks[2]	13.9		0.5					0.3

Loans[3]	287.0	13.3	73.7	161.5	18.3		0.1	2.7

Cash collateral on securities borrowed	27.5		27.3

Reverse repurchase agreements	91.6		88.4		2.6

Cash collateral receivables on derivative instruments[4]	26.5					15.5

Other assets	17.6		11.2

Total financial assets measured at amortized cost	542.9	13.3	201.1	161.5	20.8	15.5	0.1	3.0

Financial assets measured at fair value on the balance sheet

Positive replacement values[5]	254.1		5.2			223.2

Trading portfolio assets – debt instruments[6,7]	35.4

Financial assets designated at fair value – debt instruments[8]	6.8		5.4		0.2		0.8

Financial investments available-for-sale – debt instruments[8]	58.6

Total financial assets measured at fair value	354.8	0.0	10.6	0.0	0.2	223.2	0.8	0.0

Total maximum exposure to credit risk reflected on the balance sheet	897.8	13.3	211.7	161.5	21.0	238.6	1.0	3.0

Guarantees[9]	18.7	1.4	1.7	0.3	1.9		1.1	3.3

Loan commitments[9]	54.9	0.2	1.6	1.3	8.5		11.0	1.9

Forward starting transactions, reverse repurchase and securities borrowing agreements	9.4		9.3

Total maximum exposure to credit risk not reflected on the balance sheet	83.1	1.6	12.6	1.6	10.4	0.0	12.2	5.2

Total	980.9	14.9	224.3	163.1	31.4	238.6	13.1	8.2

1  Includes but not limited to life insurance contracts, inventory, accounts receivable, mortgage loans, patents, and copyrights.  2  Due from banks includes amounts held with third-party banks on behalf of clients. The credit risk associated to these balances may be borne by those clients.  3  Loans include a balance outstanding of USD 2.7 billion to the BlackRock fund. This loan was collateralized by a portfolio of US residential mortgage-backed securities included within “Other collateral.”  4  Included within cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk. The amount shown in the netting column represents the netting potential not recognized in the balance sheet. Refer to “Note 26 Offsetting financial assets and financial liabilities” in the “Financial information” section for more information.  5  The amount shown in the netting column represents the netting potential not recognized in the balance sheet. Refer to “Note 26 Offsetting financial assets and financial liabilities” in the “Financial information” section of this report for more information.  6  These positions are generally managed under the market risk framework and are included in VaR. For the purpose of this disclosure, collateral and credit enhancements were not considered.  7  Does not include debt instruments held for unit-linked investment contracts and investment fund units.  8  Does not include investment fund units.  9  The amount shown in the column “guarantees” largely relates to sub-participations. Refer to the “Off-balance sheet” section in this report for more information. ▲▲

183

Risk, treasury and capital management

Risk management and control

Audited | EDTF | Financial assets subject to credit risk by rating category

CHF billion	31.12.14
Rating category[1]	0–1	2–3	4–5	6–8	9–13	defaulted	Total
Balances with central banks	102.0	0.3					102.3

Due from banks	1.5	8.3	2.9	0.5	0.1		13.3

Loans	29.1	140.0	61.2	66.6	17.8	1.2	315.8

Cash collateral on securities borrowed and reverse repurchase agreements	1.9	66.2	11.7	11.4	1.2		92.5

Positive replacement values	18.7	203.1	26.3	7.8	0.8	0.3	257.0

Cash collateral receivables on derivative instruments	4.8	20.5	5.0	0.7			31.0

Trading portfolio assets – debt instruments[2]	12.2	10.9	3.5	2.6	2.6		31.8

Financial investments available-for-sale – debt instruments[3]	46.5	9.6	0.1				56.2

Other financial instruments[4]	0.1	3.8	8.5	13.0	0.1	0.1	25.6

Guarantees, commitments and forward starting transactions

Guarantees	2.8	7.5	3.3	3.1	0.7	0.2	17.7

Loan commitments	1.3	28.7	8.1	6.4	6.4		50.7

Forward starting reverse repurchase agreements		9.8	0.5				10.3

Forward starting securities borrowing agreements		0.1					0.1

Total[5]	220.9	508.6	131.1	112.0	29.6	2.0	1,004.2

CHF billion	31.12.13
Rating category[1]	0–1	2–3	4–5	6–8	9–13	defaulted	Total
Balances with central banks	41.9	37.0					78.9

Due from banks	3.1	8.5	1.4	0.7	0.2		13.9

Loans	25.3	112.6	57.1	72.4	18.5	1.1	287.0

Cash collateral on securities borrowed and reverse repurchase agreements	1.8	86.8	19.6	10.3	0.5		119.1

Positive replacement values	13.8	206.3	25.9	6.9	0.9	0.2	254.1

Cash collateral receivables on derivative instruments	3.1	18.6	3.3	1.5	0.1		26.5

Trading portfolio assets – debt instruments[2]	11.0	11.8	7.0	3.3	2.2	0.1	35.4

Financial investments available-for-sale – debt instruments[3]	43.9	14.6	0.1				58.6

Other financial instruments[4]	0.1	3.0	6.5	14.4	0.1	0.2	24.4

Guarantees, commitments and forward starting transactions

Guarantees	2.5	8.5	3.7	3.2	0.9		18.7

Loan commitments	0.8	30.2	9.4	8.5	5.9	0.1	54.9

Forward starting reverse repurchase agreements		8.7	0.6	0.1			9.4

Forward starting securities borrowing agreements							0.0

Total	147.3	546.9	134.5	121.2	29.2	1.7	980.9

1  Refer to the “UBS internal rating scale and mapping of external ratings” table in this section for more information on rating categories.  2  Does not include debt instruments held for unit-linked investment contracts and investment fund units.  3  Does not include investment fund units.  4  Comprised of financial assets designated at fair value – debt instruments (excluding investment fund units) and other assets.  5  As of 31 December 2014, total financial assets subject to credit risk for UBS AG (consolidated) was CHF 0.3 billion higher than for UBS Group, of which CHF 0.2 billion related to “Loans” and CHF 0.1 billion related to “Other assets,” all in rating category 6 – 8. ▲▲

184

Risk, treasury and capital management

Impaired assets

Audited | EDTF | Pillar 3 | The following tables show impaired assets, comprising loans, guarantees, loan commitments and securities financing transactions. Gross impaired assets increased slightly by CHF 0.1 billion to CHF 1.4 billion as of 31 December 2014, mainly due to a new gross impairment for a guarantee, a substantial portion of which is covered by a sub-participation agreement with third parties. After deducting the estimated liquidation proceeds of collateral and specific allowances and provisions, but excluding the effect of the abovementioned sub-participation arrangement, net impaired assets amounted to CHF 0.5 billion as of 31 December 2014 compared with CHF 0.3 billion at the end of the prior year. The table on the next page provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets. ▲ ▲▲

è	Refer to the table “Investment Bank and CC – Non-core and Legacy Portfolio: distribution of net OTC derivatives exposure, across internal UBS ratings and loss given default (LGD) buckets” in this section for OTC derivative exposures in the Investment Bank and CC – Non-core and Legacy Portfolio which are rated at level 13 or in default according to our internal rating scale

Audited | EDTF | Pillar 3 | Impaired assets by type of financial instrument

CHF million	Impaired assets			Allowances and provisions[1]		Estimated liquidation proceeds of collateral		Net impaired assets
	31.12.14	31.12.13		31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Impaired loans (including due from banks)	1,204	1,241	[2]	(708)	(686)	(180)	(318)[2]	316	237

Impaired guarantees and loan commitments	187	101		(23)	(61)	(1)	(2)	162	38

Defaulted securities financing transactions	5	2		(4)	(2)	(1)		0	0

Total	1,396	1,345		(735)	(750)	(182)	(321)	479	275

1  Includes CHF 8 million collective loan loss allowances (31 December 2013: CHF 20 million).  2  In 2014, we restated the impaired exposure and the estimated liquidation proceeds of collateral for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million with a corresponding increase in the estimated liquidation proceeds of collateral. ▲ ▲▲

EDTF | Pillar 3 | Impaired assets by geographical region

CHF million	Impaired assets		Specific allowances and provisions	Impaired assets net of specific allowances and provisions		Collective allowances and provisions	Total allowances and provisions 31.12.14	Total allowances and provisions 31.12.13
Asia Pacific	51		(38)	13		0	(38)	(38)

Latin America	21		(19)	1		0	(19)	(34)

Middle East and Africa	28		(22)	7		0	(22)	(19)

North America	57		(48)	9		(2)	(50)	(65)

Switzerland	929		(405)	524		(5)	(411)	(405)

Rest of Europe	309		(194)	115		0	(194)	(188)

Total 31.12.14	1,396		(727)	668		(8)	(735)

Total 31.12.13	1,345	[1]	(730)	615	[1]	(20)		(750)

1  In 2014, we restated the impaired exposure for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million. ▲ ▲

185

Risk, treasury and capital management

Risk management and control

EDTF | Pillar 3 | Impaired assets by exposure segment

CHF million	Impaired assets		Specific allowances and provisions	Collective allowances and provisions	Total allowances and provisions 31.12.14	Write-offs for the year ended 31.12.14	Total allowances and provisions 31.12.13
Sovereigns	13		(11)	0	(11)	0	(10)

Banks	17		(15)	0	(15)	(12)	(19)

Corporates	1,092		(560)	0	(560)	(113)	(546)

Central counterparties	0		0	0	0	0

Retail

Residential mortgages	120		(38)	0	(38)	0	(46)

Lombard lending	59		(54)	0	(54)	(1)	(68)

Qualifying revolving other retail exposures	23		(16)	0	(16)	(25)	(17)

Other retail	71		(33)	(2)	(36)	(2)	(24)

Not allocated segment[1]	0		0	(5)	(5)	0	(18)

Total 31.12.14	1,396		(727)	(8)	(735)	(154)

Total 31.12.13	1,345	[2]	(730)	(20)		(93)	(750)

1  With the exception of Wealth Management Americas lombard lending, collective loan loss allowances are not allocated to individual counterparties.  2  In 2014, we restated the impaired exposure for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million. ▲▲

EDTF | Pillar 3 | Changes in allowances and provisions

CHF million	Specific allowances and provisions for banking products and securities financing		Collective allowances	For the year ended 31.12.14	For the year ended 31.12.13
Balance at the beginning of the year	730		20	750	794

Write-offs/usage of provisions	(153)		(1)	(154)	(128)

Recoveries	29			29	45

Increase/(decrease)[1]	89		(11)	78	50

Foreign currency translations	21		0	21	(9)

Other	11			11	(3)

Balance at the end of the year	727	[2]	8	735	750

1  Excludes an impairment charge of CHF 166 million related to certain disputed receivables. Including this, total impairment charges related to financial instruments were CHF 244 million in 2014.  2  Includes CHF 4 million allowances for securities financing (31 December 2013: CHF 2 million). ▲▲

Risk, treasury and capital management

Impaired loans

EDTF | Pillar 3 | The majority of our gross impaired exposure relates to loans, primarily in our Swiss domestic business. Gross impaired loans (including due from banks) decreased slightly to CHF 1,204 million as of 31 December 2014 from CHF 1,241 million at the end of the prior year, as new impairments and increases were offset by repayments, sales, rating upgrades and write-offs, mainly related to the run-down of the Legacy Portfolio. The ratio of impaired loans to total loans remained unchanged at 0.4%. ▲▲

Audited | EDTF | Pillar 3 | As of 31 December 2014, collateral held against our impaired loan exposure mainly consisted of real estate and securities. It is our policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in our balance sheet under Other assets at the end of 2014 and 2013 amounted to CHF 43 million and CHF 40 million, respectively. We seek to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation. ▲▲▲

EDTF | Pillar 3 | Specific and collective allowances and provisions for credit losses decreased slightly by CHF 14 million to CHF 735 million as of 31 December 2014. This includes collective loan loss allowances of CHF 8 million, a reduction of CHF 12 million from the end of the prior year.

The table “Loss history statistics” below provides a five-year history of our credit loss experience for loans (including due from banks) relative to our impaired and non-performing loans. ▲▲

è	Refer to “Policies for past due, non-performing and impaired claims” in this section and “Note 10 Due from banks and loans (held at amortized cost)” and “Note 12 Allowances and provisions for credit losses” in the “Financial information” section of this report for more information

EDTF | Loss history statistics

CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Due from banks and loans (gross)	329,800	301,601	301,849	290,664	281,121

Impaired loans (including due from banks)	1,204	1,241 [1]	1,606	2,155	4,193

Non-performing loans (including due from banks)	1,602	1,582	1,516	1,529	1,727

Allowances and provisions for credit losses2, [3]	735	750	794	938	1,287

of which: allowances for due from banks and loans[2]	708	686	728	842	1,111

Net write-offs[4]	124	83	250	450	1,427

of which: net write-offs for due from banks and loans	124	83	250	413	1,428

Credit loss (expense)/recovery[5]	(78)	(50)	(118)	(84)	(66)

of which: credit loss (expense)/recovery for due from banks and loans	(78)	(50)	(134)	(126)	(24)

Ratios

Impaired loans as a percentage of due from banks and loans (gross)	0.4	0.4	0.5	0.7	1.5

Non-performing loans as a percentage of due from banks and loans (gross)	0.5	0.5	0.5	0.5	0.6

Allowances as a percentage of due from banks and loans (gross)	0.2	0.2	0.2	0.3	0.4

Net write-offs as a percentage of average due from banks and loans (gross) outstanding during the period	0.0	0.0	0.1	0.1	0.5

1  In 2014, we restated the impaired exposure for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million.  2  Includes collective loan loss allowances.  3  Includes provisions for loan commitments and allowances for securities financing transactions.  4  Includes net write-offs for loan commitments and securities financing transactions.  5  Includes credit loss (expense)/recovery for loan commitments and securities financing transactions. ▲

Risk, treasury and capital management

Risk management and control

EDTF | Pillar 3 | Allowances and provisions for credit losses1

	IFRS exposure, gross[2]		Impaired exposure, gross			Estimated liquidation proceeds of collateral			Allowances and provisions for credit losses[3]		Impairment ratio (%)[4]
CHF million, except where indicated	31.12.14	31.12.13	31.12.14	31.12.13		31.12.14	31.12.13		31.12.14	31.12.13	31.12.14	31.12.13

Group

Balances with central banks	102,303	78,912

Due from banks	13,347	13,936	11	49					13	15	0.1	0.4

Loans	316,452	287,665	1,192	1,192	[4]	180	318	[4]	695	671	0.4	0.4

Guarantees	17,694	18,798	180	77		1	2		23	61	1.0	0.4

Loan commitments	50,688	54,913	7	24			0				0.0	0.0

Total	500,483	454,224	1,391	1,342		181	321		731	747	0.3	0.3

Wealth Management

Balances with central banks	320	356

Due from banks	1,326	1,243

Loans	112,701	96,813	81	76		3	5		70	71	0.1	0.1

Guarantees	2,021	2,277							1

Loan commitments	1,960	1,646

Total	118,328	102,335	81	76		3	5		70	71	0.1	0.1

Wealth Management Americas

Balances with central banks	0	0

Due from banks	2,074	1,706

Loans	44,356	34,846	26	82	[4]		42	[4]	27	41	0.1	0.2

Guarantees	756	416

Loan commitments	293	601

Total	47,480	37,569	26	82		0	42		27	41	0.1	0.2

Retail & Corporate

Balances with central banks	0	0

Due from banks	1,773	2,756	11	41					13	14	0.6	1.5

Loans	137,417	136,499	1,035	932		176	227		568	528	0.8	0.7

Guarantees	8,670	9,741	180	31		1	2		23	16	2.1	0.3

Loan commitments	8,352	7,045	5	18			0				0.1	0.3

Total	156,211	156,042	1,231	1,022		178	230		603	558	0.8	0.7

Global Asset Management

Balances with central banks	0	0

Due from banks	566	586

Loans	364	152

Guarantees	0	1

Loan commitments	0	49

Total	930	787	0	0		0	0		0	0	0.0	0.0

Investment Bank

Balances with central banks	76	145

Due from banks	4,505	4,255

Loans	12,033	10,589	38	19					24	11	0.3	0.2

Guarantees	5,902	5,884		45						45		0.8

Loan commitments	36,333	35,353	2	4							0.0	0.0

Total	58,848	56,226	41	69		0	0		24	56	0.1	0.1

1  Excludes CHF 4 million allowances for securities financing transactions (31 December 2013: CHF 2 million).  2  Represents the IFRS measurement basis, which can differ in certain respects from our internal management view of credit risk.  3  Includes CHF 8 million (31 December 2013: CHF 20 million) in collective loan loss allowances for credit losses.  4  In 2014, we restated the impaired exposure and the estimated liquidation proceeds of collateral for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million with a corresponding increase in the estimated liquidation proceeds of collateral and a 0.1 percentage point increase in the impairment ratio.

Risk, treasury and capital management

Allowances and provisions for credit losses1 (continued)

	IFRS exposure, gross[2]		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)[4]
CHF million, except where indicated	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13

Corporate Center – Core Functions

Balances with central banks	101,907	78,403

Due from banks	2,976	2,912

Loans	5,322	394					0	0

Guarantees	11	12

Loan commitments	0	22

Total	110,215	81,743	0	0	0	0	0	0	0.0	0.0

Group, excluding CC – Non-core and Legacy Portfolio

Balances with central banks	102,303	78,905

Due from banks	13,220	13,458	11	41			13	14	0.1	0.3

Loans	312,192	279,292	1,180	1,109	180	274	689	651	0.4	0.4

Guarantees	17,359	18,330	180	76	1	2	23	61	1.0	0.4

Loan commitments	46,938	44,716	7	23		0			0.0	0.1

Total	492,012	434,701	1,379	1,248	181	277	725	727	0.3	0.3

CC – Non-core

Balances with central banks	0	7

Due from banks	1	116		8				1		7.3

Loans	761	1,001		23			0	9		2.3

Guarantees	233	468		2						0.3

Loan commitments	3,689	10,143		1						0.0

Total	4,685	11,735	0	35	0	0	0	10	0.0	0.3

CC – Legacy Portfolio

Balances with central banks	0	0

Due from banks	125	362

Loans	3,500	7,372	12	60		44	6	11	0.3	0.8

Guarantees	101	0

Loan commitments	60	54

Total[4]	3,786	7,788	12	60	0	44	6	11	0.3	0.8

1  Excludes CHF 4 million allowances for securities financing transactions (31 December 2013: CHF 2 million).  2  Represents the IFRS measurement basis, which can differ in certain respects from our internal management view of credit risk.  3  Includes CHF 8 million (31 December 2013: CHF 20 million) in collective loan loss allowances for credit losses.  4  In 2014, we restated the impaired exposure and the estimated liquidation proceeds of collateral for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million with a corresponding increase in the estimated liquidation proceeds of collateral and a 0.1 percentage point increase in the impairment ratio. ▲▲

EDTF | Development of individually impaired loans (including due from banks)

	For the year ended
CHF million	31.12.14	31.12.13
Balance at the beginning of the year	1,241 [1]	1,606

New impaired loans	388	436

Increase in existing impaired loans	124	199

Repayments/sales/upgrades	(403)	(909)

Write-offs	(154)	(93)

Foreign currency translations and other adjustments	6	2

Balance at the end of the year	1,204	1,241 [1]

1  In 2014, we restated the impaired exposure in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million. ▲

Risk, treasury and capital management

Risk management and control

Past due but not impaired loans

EDTF | Pillar 3 | The table below shows a breakdown of total loan balances where payments have been missed, but which we do not consider impaired because we expect to collect all amounts due under the contractual terms of the loans or the equivalent value from liquidation of collateral. The loan balances in the table arise predominantly within Retail & Corporate, where delayed payments are routinely observed and, to a lesser extent, Wealth Management.

The amount of past due but not impaired mortgage loans was not significant compared with the overall size of the mortgage portfolio. ▲▲

è	Refer to “Policies for past due, non-performing and impaired claims” in this section and “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on our impairment policies

Audited | EDTF | Pillar 3 | Past due but not impaired loans

CHF million	31.12.14	31.12.13
1–10 days	92	119

11–30 days	74	146

31–60 days	18	28

61–90 days	9	8

> 90 days	769	712

of which: mortgage loans	646	617

Total	961	1,013

▲▲▲

EDTF | Pillar 3 | Past due but not impaired mortgage loans

CHF million	31.12.14		31.12.13
	Total mortgage loans	of which: past due > 90 days but not impaired	Total mortgage loans	of which: past due > 90 days but not impaired
Total	154,689	646	149,661	617

▲▲

Risk, treasury and capital management

Credit risk profile of the Group – Internal risk view

EDTF | The exposures detailed in this section are based on our internal management view of credit risk which differs in certain respects from the measurement requirements of IFRS.

Internally, we categorize credit risk exposures into two broad categories: banking products and traded products. Banking products comprise drawn loans, undrawn guarantees and loan commitments, due from banks and balances with central banks. Traded products comprise over-the-counter (OTC) derivatives, exchange-traded derivatives (ETD) and securities financing transactions (SFT), comprised of securities borrowing and lending and repurchase and reverse repurchase agreements. ▲

Banking products

EDTF | The breakdowns of our banking product exposures are shown before and after allowances and provisions for credit losses and related single-name credit hedges. The effect of portfolio hedges, such as index CDS, is not reflected. Guarantees and loan commitments are shown on a notional basis, without applying credit conversion factors.

Total gross banking products exposure increased to CHF 497 billion as of 31 December 2014, compared with CHF 453 billion at the end of 2013, mainly due to increases in balances with central banks and in the loan books of Wealth Management and Wealth Management Americas. ▲

EDTF | Banking products exposure by business division

	31.12.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center – Core Functions	CC – Non-core	CC – Legacy Portfolio	Group
Balances with central banks	320	0	0	0	76	101,907	0	0	102,303

Due from banks	1,326	2,074	1,773	566	9,272	2,976	137	0	18,123

Loans[1]	112,701	44,356	137,417	364	15,688	5,322	142	57	316,046

Guarantees	2,021	756	8,670	0	6,501	11	234	0	18,193

Loan commitments	1,960	293	8,352	0	28,308	0	3,445	9	42,367

Banking products[2]	118,328	47,480	156,211	930	59,845	110,215	3,958	66	497,033

Banking products, net[3]	118,257	47,453	155,608	930	50,986	110,215	2,562	60	486,071

	31.12.13
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center – Core Functions	CC – Non-core	CC – Legacy Portfolio	Group
Balances with central banks	356	0	0	0	145	78,403	7	0	78,912

Due from banks	1,243	1,706	2,756	586	9,518	2,912	91	140	18,953

Loans[1]	96,813	34,846	136,499	152	13,290	394	548	2,562	285,102

Guarantees	2,277	416	9,741	1	5,757	12	459	0	18,661

Loan commitments	1,646	601	7,045	49	32,211	22	9,569	74	51,217

Banking products[2]	102,335	37,569	156,042	787	60,921	81,743	10,674	2,776	452,846

Banking products, net[3]	102,264	37,527	155,484	787	51,022	81,743	6,998	2,771	438,595

1  Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.  2  Excludes loans designated at fair value.  3  Net of allowances, provisions, and hedges. ▲

Risk, treasury and capital management

Risk management and control

Wealth Management

EDTF | Gross banking products exposure within Wealth Management increased to CHF 118 billion as of 31 December 2014, compared with CHF 102 billion as of 31 December 2013, mainly driven by increases in loans in Asia Pacific and in line with our strategy to grow this business. Net credit loss expenses were CHF 1 million in 2014, compared with CHF 10 million in 2013.

Our Wealth Management loan portfolio is mainly secured by securities, residential property and cash as outlined in the “Wealth Management: loan portfolio, gross” table below. Most of the loans secured by securities were of high quality, with 95% rated investment grade as of 31 December 2014, based on our internal ratings, unchanged from 31 December 2013.

The portfolio of mortgage loans secured by properties outside Switzerland grew to CHF 5.8 billion as of 31 December 2014 from CHF 4.5 billion at the end of the prior year. The overall quality of this portfolio remains high, with an average loan-to-value (LTV) ratio of 55% in Europe and 42% in Asia Pacific. ▲

Wealth Management Americas

EDTF | Gross banking products exposure within Wealth Management Americas increased to CHF 47 billion as of 31 December 2014 from CHF 38 billion as of 31 December 2013, with approximately one third of this increase due to the strengthening of the US dollar versus the Swiss franc. This exposure largely relates to loans secured by securities and residential mortgage loans.

Most of the loans secured by securities were of high quality, with 81% as of 31 December 2014 rated investment grade, based on our internal ratings, unchanged compared with 31 December 2013.

The mortgage loan portfolio consists primarily of residential mortgages offered in all US states. Gross exposure grew to CHF 7.6 billion as of 31 December 2014 from CHF 5.6 billion at the end of the prior year. The overall quality of this portfolio remains high with an average LTV of 58%, and we have experienced no credit losses since the inception of the mortgage program. The five largest geographic concentrations in the portfolio are in California (30%), New York (16%), Florida (9%), Texas (4%) and New Jersey (4%).

There is a small amount of unsecured credit risk to Wealth Management Americas clients, consisting of CHF 192 million from the credit card business and CHF 56 million from the unsecured lending portfolio.

There was a decrease in the amount of impaired loans to CHF 26 million as of 31 December 2014 from CHF 82 million at the end of the prior year, with most of the remaining impairment relating to securities-backed loan facilities collateralized by Puerto Rico municipal securities and related funds.

Securities-backed lending facilities provided by Wealth Management Americas to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in

EDTF | Wealth Management: loan portfolio, gross

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Secured by residential property	36,018	32.0	33,425	34.5

Secured by commercial/industrial property	2,205	2.0	2,204	2.3

Secured by cash	13,354	11.8	12,139	12.5

Secured by securities	49,464	43.9	40,054	41.4

Secured by guarantees and other collateral	11,147	9.9	8,519	8.8

Unsecured loans	514	0.5	472	0.5

Total loans, gross	112,701	100.0	96,813	100.0

Total loans, net of allowances	112,631		96,741

▲

EDTF | Wealth Management Americas: loan portfolio, gross

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Secured by residential property	7,558	17.0	5,635	16.2

Secured by commercial/industrial property

Secured by cash	796	1.8	820	2.4

Secured by securities	33,983	76.6	26,740	76.7

Secured by guarantees and other collateral	1,746	3.9	1,410	4.0

Unsecured loans[1]	274	0.6	241	0.7

Total loans, gross	44,356	100.0	34,846	100.0

Total loans, net of allowances	44,329		34,805

1  Includes credit card exposures. ▲

Risk, treasury and capital management

Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining. Our total lending exposure against Puerto Rico municipal securities and closed-end fund collateral as of 31 December 2014 was approximately USD 0.4 billion (down from USD 1.0 billion as of the end of last year). The collateral had a market value of approximately USD 1.5 billion as of 31 December 2014. ▲

Retail & Corporate

EDTF | As of 31 December 2014, gross banking products exposure within Retail & Corporate was CHF 156 billion, unchanged compared with 31 December 2013. Net banking products exposure was also largely unchanged at CHF 156 billion, approximately 63% of which was classified as investment grade compared with 64% in the prior year. Over 80% of the exposure is categorized in the lowest loss given default (LGD) bucket of 0% to 25%.

The size and composition of Retail & Corporate’s gross loan portfolio remained broadly unchanged over the year at CHF 137 billion. At year-end 2014, 93% of this portfolio was secured by collateral, mainly residential and commercial property. Of the total unsecured amount, 66% related to cash flow-based lending to corporate counterparties and 20% related to lending to public authorities. Based on our internal ratings, 53% of the unsecured loan portfolio was rated investment grade.

Our Swiss mortgage portfolio, including Swiss mortgage loans originating from our Wealth Management business, is discussed further below.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the EUR/CHF exchange rate is an important risk factor for Swiss corporates. On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011, allowing the Swiss franc to strengthen. Given the reliance of the Swiss economy on exports, the stronger Swiss franc may have a negative impact on the Swiss economy, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

The delinquency ratio, being the ratio of past due but not impaired loans to total loans, was 0.6% for the corporate loan portfolio as of 31 December 2014 compared with 0.9% as of 31 December 2013. ▲

è	Refer to “Credit risk models” in this section for more information on LGD, rating grades and rating agency mappings

EDTF | Our largest loan portfolio continues to be our mortgage loan portfolio secured by residential and commercial real estate in Switzerland. These mortgage loans mainly originate from Retail & Corporate but also include mortgage loans originating from Wealth Management. The majority of these mortgage loans, CHF 126 billion or 89%, relate to residential properties that the borrower either occupies or rents out and are full recourse to the borrower. Approximately 70% of the Swiss residential mortgage loan portfolio relates to properties occupied by the borrower. The average loan-to-value (LTV) ratio of this portfolio was 52% as of 31 December 2014, compared with 53% as of 31 December 2013. The average LTV for newly originated loans in 2014 was 62%, unchanged compared with 2013. The remaining 30% of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower. The average LTV of this portfolio was 56% as of 31 December 2014 compared with 57% as of 31 December 2013. The average LTV for newly originated loans in 2014 was 55% compared with 59% in 2013.

As illustrated by the table “Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets,” over 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.7% would remain covered by the real estate collateral even if the value assigned to that collateral were to decrease by 30%. In this table, the amount of each mortgage loan is allocated across the LTV buckets to indicate the portion at risk at the various value levels shown. For example, a loan of 75 with an LTV ratio of 75% (collateral value of 100) would result in allocations of 30 in the less than 30% bucket, 20 in the 31% – 50% bucket, 10 in the 51% – 60%

EDTF | Retail & Corporate: loan portfolio, gross

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Secured by residential property	99,839	72.7	99,155	72.6

Secured by commercial/industrial property	20,202	14.7	20,377	14.9

Secured by cash	163	0.1	247	0.2

Secured by securities	794	0.6	1,219	0.9

Secured by guarantees and other collateral	6,884	5.0	6,029	4.4

Unsecured loans	9,536	6.9	9,471	6.9

Total loans, gross	137,417	100.0	136,499	100.0

Total loans, net of allowances	136,848		135,971

▲

193

Risk, treasury and capital management

Risk management and control

EDTF | Retail & Corporate: distribution of net banking products exposure across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.12.14						31.12.13
		LGD buckets
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	98,494	81,446	15,063	1,977	8	14	98,752	14

Sub-investment grade	57,717	47,254	8,783	1,647	33	16	57,290	17

of which: 6–9	51,597	43,194	7,023	1,347	33	15	51,556	17

of which: 10–12	4,167	3,780	328	59	1	12	4,235	12

of which: 13 and defaulted	1,954	280	1,432	241	0	36	1,499	37

Total exposure before deduction of allowances and provisions	156,211	128,700	23,846	3,624	42	15	156,042	15

Less: allowances and provisions	(603)						(558)

Net banking products exposure	155,608						155,484

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Credit risk models” section of this report. ▲

EDTF | Retail & Corporate: unsecured loans by industry sector

CHF million	31.12.14		31.12.13
	CHF million	%	CHF million	%
Construction	113	1.2	101	1.1

Financial institutions	916	9.6	696	7.3

Hotels and restaurants	54	0.6	69	0.7

Manufacturing	1,627	17.1	1,563	16.5

Private households	1,306	13.7	1,358	14.3

Public authorities	1,906	20.0	2,286	24.1

Real estate and rentals	572	6.0	531	5.6

Retail and wholesale	1,732	18.2	1,519	16.0

Services	1,184	12.4	1,213	12.8

Other	125	1.3	135	1.4

Net exposure	9,536	100.0	9,471	100.0

▲

EDTF | Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets

CHF billion, except where indicated		31.12.14								31.12.13
		LTV buckets
Exposure segment		≤ 30%	31–50%	51–60%	61–70%	71–80%	81–100%	>100%	Total	Total
Residential mortgages	Net EAD	69.3	31.6	8.7	4.1	1.3	0.2	0.0	115.2	114.4
	as a % of row total	60	27	8	4	1	0	0	100

Income-producing real estate (IPRE)	Net EAD	11.9	5.3	1.5	0.8	0.3	0.1	0.0	19.9	18.6
	as a % of row total	60	27	8	4	1	0	0	100

Corporates	Net EAD	4.8	2.1	0.6	0.3	0.1	0.1	0.1	8.2	8.8
	as a % of row total	58	26	8	4	2	1	1	100

Other segments	Net EAD	0.7	0.2	0.0	0.0	0.0	0.0	0.0	1.1	1.1
	as a % of row total	66	22	5	3	2	1	0	100

Mortgage-covered exposure	Net EAD	86.7	39.3	10.9	5.3	1.7	0.4	0.1	144.4	142.9
	as a % of total	60	27	8	4	1	0	0	100

Mortgage-covered exposure 31.12.13	Net EAD	85.4	39.0	10.9	5.3	1.7	0.4	0.1	142.9
	as a % of total	60	27	8	4	1	0	0	100

▲

Risk, treasury and capital management

bucket, 10 in the 61% – 70% bucket and five in the 71% – 80% bucket. ▲

Global Asset Management

Gross banking products exposure within Global Asset Management was less than CHF 1 billion as of 31 December 2014.

Investment Bank

EDTF | The Investment Bank’s lending activities are largely associated with corporates and non-bank financial institutions. The business is broadly diversified across industry sectors, but concentrated in North America.

The gross banking products exposure of the Investment Bank decreased slightly to CHF 60 billion as of 31 December 2014, compared with CHF 61 billion as of 31 December 2013.

The Investment Bank actively manages the credit risk of this portfolio and, as of 31 December 2014, held CHF 8.8 billion of single-name CDS hedges against its exposures to corporates and other non-banks, a reduction of CHF 1.0 billion compared with the end of 2013. In addition, the Investment Bank held CHF 365 million of loss protection from the subordinated tranches of structured credit protection which is not reflected in the “Investment Bank: banking products” table.

Net banking products exposure, excluding balances with central banks and the vast majority of due from banks, and after allowances, provisions and hedges, increased to CHF 42.9 billion as of 31 December 2014 from CHF 42.3 billion at the end of 2013. At the end of the year and based on our internal ratings, 59% of the Investment Bank’s net banking products exposure was classified as investment grade compared with 57% at the end of the prior year. The majority of the Investment Bank’s net banking products exposure had estimated LGD of between 0% and 50%. Some of the temporary lending exposure in the Investment Bank is energy-related and thus exposed to the decline in oil prices. This exposure is intended for syndication and classified as held for trading. ▲

è	Refer to “Credit risk models” in this section for more information on LGD, rating grades and rating agency mappings

EDTF | Investment Bank: banking products1

CHF million	31.12.14	31.12.13
Total exposure, before deduction of allowances, provisions and hedges	51,744	52,186

Less: allowances, provisions	(19)	(36)

Less: credit protection bought (credit default swaps, notional)[2]	(8,835)	(9,843)

Net exposure after allowances, provisions and hedges	42,890	42,308

1  Internal risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.  2  The effect of portfolio hedges, such as index credit default swaps (CDS), and of loss protection from the subordinated tranches of structured credit protection are not reflected in this table. ▲

EDTF | Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.12.14						31.12.13
		LGD buckets
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	25,177	8,617	10,299	2,414	3,846	44	24,017	47

Sub-investment grade	17,713	12,555	4,637	226	296	19	18,290	26

of which: 6–9	11,951	8,772	2,814	212	153	19	10,541	25

of which: 10–12	5,647	3,711	1,784	14	138	21	7,625	29

of which:13 and defaulted	115	72	38		5	23	124	17

Net banking products exposure, after application of credit hedges	42,890	21,172	14,936	2,640	4,142	34	42,308	38

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Credit risk models” section of this report. ▲

195

Risk, treasury and capital management

Risk management and control

EDTF | Investment Bank: net banking products exposure by geographical region

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Asia Pacific	1,864	4.3	2,808	6.6

Latin America	210	0.5	277	0.7

Middle East and Africa	84	0.2	80	0.2

North America	34,495	80.4	31,069	73.4

Switzerland	214	0.5	852	2.0

Rest of Europe	6,024	14.0	7,222	17.1

Total	42,890	100.0	42,308	100.0

▲

EDTF | Investment Bank: net banking products exposure by industry sector

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Banks	2,272	5.3	3,133	7.4

Chemicals	1,295	3.0	1,532	3.6

Electricity, gas, water supply	2,465	5.7	2,142	5.1

Financial institutions, excluding banks	14,482	33.8	12,303	29.1

Manufacturing	5,456	12.7	5,080	12.0

Mining	6,160	14.4	6,158	14.6

Public authorities	1,457	3.4	3,122	7.4

Retail and wholesale	855	2.0	1,534	3.6

Transport, storage and communication	2,841	6.6	3,149	7.4

Other	5,608	13.1	4,154	9.8

Net exposure	42,890	100.0	42,308	100.0

▲

Corporate Center – Core Functions

EDTF | Gross banking products exposure within Corporate Center – Core Functions, which arises primarily in connection with treasury activities, increased by CHF 28 billion to CHF 110 billion. This was driven by an increase in balances with central banks of CHF 24 billion, largely due the rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury through the end of 2014 and effective 1 January 2015 by Group ALM. ▲

è	Refer to the “Balance Sheet” section of this report for more information on the development of balances with central banks

Corporate Center – Non-core and Legacy Portfolio

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in this section for more information

Traded products

EDTF | Exposures to OTC derivatives are generally measured as net positive replacement values after the application of legally enforceable netting agreements and the deduction of cash and marketable securities held as collateral. Exchange-traded derivatives

(ETD) exposures take into account initial and daily variation margins. Securities financing exposures are reported taking into account collateral received.

Credit risk arising from traded products, after the effects of master netting agreements but excluding credit valuation adjustments and hedges, decreased by CHF 1 billion to CHF 49 billion. OTC derivatives accounted for CHF 28 billion of the traded products exposure, the majority of which were in the Investment Bank and in Corporate Center – Non-core and Legacy Portfolio and were predominantly with investment grade counterparties. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in Corporate Center – Non-core and Legacy Portfolio is provided. The tables on the next page provide information on our OTC derivative exposures across the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. A further CHF 12 billion of traded products exposure relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Core Functions, a decline of CHF 3 billion compared with 31 December 2013. The remaining CHF 9 billion of exposure relates to ETD, which increased by CHF 2 billion from 31 December 2013, largely within the Investment Bank. ▲

Risk, treasury and capital management

EDTF | Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	31.12.14	31.12.13
Total exposure, before deduction of credit valuation adjustments, provisions and hedges	20,612	23,466

Less: credit valuation adjustments and provisions	(664)	(687)

Less: credit protection bought (credit default swaps, notional)	(994)	(965)

Net exposure after credit valuation adjustments, provisions and hedges	18,953	21,814

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law. ▲

EDTF | Investment Bank and CC – Non-core and Legacy Portfolio: distribution of net OTC derivatives exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.12.14						31.12.13
		LGD buckets
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%	Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Investment grade	18,040	6,291	10,682	728	340	29	20,319	36

Sub-investment grade	913	209	589	14	101	38	1,494	44

of which: 6–9	445	171	180	13	81	39	950	42

of which: 10–12	114	38	69	0	6	31	263	32

of which: 13 and defaulted	355		339	1	14	39	281	61

Net exposure, after credit valuation adjustments, provisions and hedges	18,953	6,500	11,270	743	441	30	21,814	37

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Credit risk models” section of this report. ▲

EDTF | Investment Bank and CC – Non-core and Legacy Portfolio: Net OTC derivatives exposure by geographical region

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Asia Pacific	2,956	15.6	4,023	18.4

Latin America	171	0.9	126	0.6

Middle East and Africa	157	0.8	112	0.5

North America	6,704	35.4	7,350	33.7

Switzerland	811	4.3	1,004	4.6

Rest of Europe	8,153	43.0	9,198	42.2

Total	18,953	100.0	21,814	100.0

▲

EDTF | Investment Bank and CC – Non-core and Legacy Portfolio: Net OTC derivatives exposure by industry sector

	31.12.14		31.12.13
	CHF million	%	CHF million	%
Banks	6,152	32.5	7,351	33.7

Chemicals	29	0.2	98	0.4

Electricity, gas, water supply	276	1.5	239	1.1

Financial institutions, excluding banks	7,687	40.6	9,511	43.6

Manufacturing	740	3.9	371	1.7

Mining	128	0.7	125	0.6

Public authorities	2,775	14.6	3,155	14.5

Retail and wholesale	72	0.4	130	0.6

Transport, storage and communication	437	2.3	463	2.1

Other	657	3.5	372	1.7

Net exposure	18,953	100.0	21,814	100.0

▲

Risk, treasury and capital management

Risk management and control

Credit risk mitigation

Audited | EDTF | Pillar 3 | We actively manage the credit risk in our portfolios by taking collateral against exposures and by utilizing credit hedging. ▲▲ ▲

Lending secured by real estate

Audited | EDTF | Pillar 3 | We use a scoring model as part of a standardized front-to-back process to support credit decisions for the origination or modification of Swiss mortgage loans. The two key factors within this model are an affordability calculation relative to gross income and the loan-to-value (LTV) ratio. ▲

The calculation of affordability takes into account interest payments, minimum amortization requirements, potential property maintenance costs and, in the case of properties expected to be rented out, the level of rental income. Interest payments are estimated using a predefined framework, which takes into account the potential for significant increases in interest rates during the lifetime of the loan.

For properties occupied by the borrower, the maximum LTV allowed within the standard approval process is 80%. This is reduced to 60% in the case of vacation properties and luxury real estate. For properties rented out by the borrower, the maximum LTV allowed within the standard approval process ranges from 60% to 80%, depending on the type of property, the age of the property and the amount of any renovation work required. ▲▲

Audited | EDTF | Pillar 3 | The value assigned by UBS to each property is based on the lowest value determined from internally calculated valuations, the purchase price and, in some cases, an additional external valuation. ▲

We use two separate models provided by a market-leading external vendor to derive property valuations for owner-occupied residential properties (ORP) and income-producing real estate. For ORP, we estimate the current value of properties by using a regression model (hedonic model) to compare detailed characteristics for each property against a database of property transactions. In addition to the model-derived values, valuations for ORP are updated annually throughout the lifetime of the loan by using region-specific real estate price indices. The price indices are sourced from an external vendor and are subject to internal validation and benchmarking against two other external vendors. On an annual basis, we use these valuations to compute indexed LTV for all ORP and consider these together with other risk measures (e.g., rating migration and behavioral information) to identify higher-risk loans, which are then reviewed individually by client advisors and credit officers and actions are taken where considered necessary.

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

To take market developments into account for these models, the external vendor regularly updates the parameters and/or refines the architecture for each model. Model changes and parameter updates are subject to the same validation procedures as for our internally developed models. ▲▲

Audited | EDTF | Pillar 3 | We similarly apply underwriting guidelines for our Wealth Management Americas mortgage loan portfolio to ensure affordability of the loans and sufficiency of collateral. ▲

These include the following: maximum loan amounts, maturities and LTV limits by type of property, debt-to-income limits, required reserves as a percentage of proposed loan amounts and appropriate credit score guidelines. The maximum LTV allowed within the standard approval process ranges from 45% to 80% depending on property type and overall loan size. ▲▲

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

Exposures secured by other forms of collateral

Audited | EDTF | Pillar 3 | Lombard loans and other lending such as securities financing transactions are secured against the pledge of eligible marketable securities, guarantees and other forms of collateral. Eligible financial securities primarily include transferable securities (such as bonds and equities), which are liquid and actively traded, and other transferable securities such as approved structured products for which regular prices are available and for which the issuer of the security provides a market.

We apply discounts (haircuts) to reflect the collateral’s risk and to derive the lending value. ▲

Haircuts for eligible marketable securities are calculated to cover the possible change in the market value over a given close-out period and confidence level. For less liquid instruments such as structured products and certain bonds, and for products with long redemption periods, the close-out period might be much longer than that for highly liquid instruments, resulting in a higher haircut. For cash, life insurance policies and guarantees/letters of credit, haircuts are determined on a product/client-specific basis. ▲▲

Audited | EDTF | Pillar 3 | We also consider concentration risks across collateral posted on a divisional level, and additionally perform targeted Group-wide reviews of concentrations. A concentration of collateral in single securities, issuers or issuer groups, industry sectors, countries, regions or currencies may result in higher risk and reduced liquidity. In such cases, transactions are subject to a higher level of credit approval and the lending value of the collateral, margin call and close-out levels are adjusted accordingly. ▲

Exposures and collateral values are monitored on a daily basis to ensure that the credit exposure continues to be covered by sufficient

198

Risk, treasury and capital management

collateral. A shortfall occurs when the lending value drops below the exposure. If a shortfall exceeds a defined trigger level, a margin call is initiated, requiring the client to provide additional collateral, reduce the exposure or take other action to bring the exposure in line with the lending value of the collateral. If the shortfall widens, or is not corrected within the required period, a close-out is initiated, through which collateral is liquidated, open derivative positions are closed and guarantees or letters of credit are called.

We also conduct stress testing of collateralized exposures to simulate market events which increase the risk of collateral shortfalls and unsecured exposures by significantly reducing the value of the collateral, increasing the exposure of traded products, or both. The results are monitored against thresholds at a portfolio level and, in some cases, at an individual client level. ▲▲

è	Refer to “Stress loss” in “Credit risk models” in this section for more information on our stress testing

Audited | EDTF | Pillar 3 | Trading in OTC derivatives is conducted through central counterparties (CCP) where practicable. Where CCP are not used, we have clearly defined processes for entering into netting and collateral arrangements, including the requirement to have a legal opinion on the enforceability of contracts in relevant jurisdictions in the case of insolvency. Trading is generally conducted under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of all transactions in the event of default. For certain major market participant counterparties, we may in addition use two-way collateral agreements under which either party can be required to provide collateral in the form of cash or marketable securities, typically limited to well-rated government debt, when the exposure exceeds specified levels. ▲▲▲

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

Credit hedging

Audited | EDTF | Pillar 3 | We utilize single-name credit default swaps (CDS), credit index CDS, bespoke protection, and other instruments to actively manage credit risk in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. This is aimed at reducing concentrations of risk from specific counterparties, sectors or portfolios.

We maintain strict guidelines for taking credit hedges into account for credit risk mitigation purposes. For example, when monitoring exposures against counterparty limits, we do not usually recognize credit risk mitigants such as proxy hedges (credit protection on a correlated but different name) or credit index CDS. Buying credit protection also creates credit exposure against the protection provider. We monitor our exposures to credit protection providers and the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. For credit protection purchased to hedge the lending portfolio, this includes monitoring mismatches between the maturity of the credit protection purchased and the maturity of the associated loan. Such mismatches result in basis risk and may reduce the effectiveness of the credit protection. Mismatches are routinely reported to credit officers and mitigating actions are taken when considered necessary. In addition, we identify and monitor positions where we believe there is significant exposure and correlation between the counterparty and the hedge provider (so-called wrong-way risk). Our policy is to discourage such activity, and in any event or as market correlations may change, not to recognize hedge benefits subject to wrong-way risk within counterparty limits and credit exposure-related capital calculations. ▲▲▲

è	Refer to “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Mitigation of settlement risk

EDTF | Pillar 3 | To mitigate settlement risk, we reduce our actual settlement volumes through the use of multilateral and bilateral agreements with counterparties, including payment netting.

Our most significant source of settlement risk is foreign exchange transactions. We are a member of Continuous Linked Settlement, a foreign exchange clearing house which allows transactions to be settled on a delivery versus payment basis, thereby significantly reducing foreign exchange-related settlement risk relative to the volume of business. The mitigation of settlement risk through Continuous Linked Settlement membership and other means does not eliminate our credit risk in foreign exchange transactions (resulting from changes in exchange rates prior to settlement), which is managed as part of our overall credit risk management of OTC derivatives. ▲▲

Credit risk models

Audited | EDTF | Pillar 3 | We have developed tools and models in order to estimate future credit losses that may be implicit in our current portfolio.

Exposures to individual counterparties are measured based on three generally accepted parameters: probability of default (PD), loss given default (LGD) and exposure at default (EAD). For a given credit facility, the product of these three parameters results in the 12 months’ expected loss. These parameters are the basis for the majority of our internal measures of credit risk, and are key inputs for the regulatory capital calculation under the advanced internal ratings-based approach of the Basel III framework governing international convergence of capital. We also use models to derive the portfolio credit risk measures of expected loss, statistical loss and stress loss. ▲

The table on the next page summarizes the key features of the models that we use to derive PD, LGD and EAD for our main portfolios

Risk, treasury and capital management

Risk management and control

and is followed by more detailed explanations of these parameters. ▲▲

è	Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on the regulatory capital calculation under the advanced internal ratings-based approach

Probability of default

EDTF | Pillar 3 | The PD is an estimate of the likelihood of a counterparty defaulting on its contractual obligations over the next 12 months. PD ratings are used for credit risk measurement and as an important input for determining credit risk approval authorities.

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

EDTF | Pillar 3 | Key features of our main credit risk models

	Portfolio in scope	Model approach	Main drivers	Number of years loss data
Probability of default	Swiss owner-occupied mortgages	Score card	Behavioral data, affordability relative to income, property type, loan-to-value	20
	Income Producing Real Estate mortgages	Transaction rating	Loan-to-value, debt-service-coverage	20
	Lombard lending	Merton type	Loan-to-value, portfolio volatility	10–15
	Retail & Corporate – Corporates	Score card	Financial data including balance sheet ratios and profit and loss, and qualitative risk factors	16
	Investment Bank – Banks	Score card	Financial data including balance sheet ratios and profit and loss	5–10
	Investment Bank – Corporates	Score card/market data	Financial data including balance sheet ratios and profit and loss, and market data	5–10

Loss given default	Swiss owner-occupied mortgages	Actuarial model	Historical observed loss rates, loan-to-value, property type	20
	Income Producing Real Estate mortgages	Actuarial model	Historical observed loss rates	20
	Lombard lending	Actuarial model	Historical observed loss rates	10–15
	Retail & Corporate – Corporates	Actuarial model	Historical observed loss rates	16
	Investment Bank – all counterparties	Actuarial model	Counterparty and facility specific, including industry segment, collateral, seniority, legal environment and bankruptcy procedures	5–10

Exposure at default	Banking products	Statistical model	Exposure type (committed credit lines, revocable credit lines, contingent products)	> 10
	Traded products	Statistical model	Product specific market drivers, e.g., interest rates	n/a

▲▲

Audited | EDTF | Pillar 3 | Internal UBS rating scale and mapping of external ratings

Internal UBS Rating	1 year PD range in %	Description	Moody’s Investors Service mapping	Standard & Poor’s mapping	Fitch mapping

0 and 1	0.00–0.02	Investment grade	Aaa	AAA	AAA

2	0.02–0.05		Aa1 to Aa3	AA+ to AA–	AA+ to AA–

3	0.05–0.12		A1 to A3	A+ to A–	A+ to AA–

4	0.12–0.25		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB

5	0.25–0.50		Baa3	BBB–	BBB–

6	0.50–0.80	Sub-investment grade	Ba1	BB+	BB+

7	0.80–1.30		Ba2	BB	BB

8	1.30–2.10		Ba3	BB–	BB–

9	2.10–3.50		B1	B+	B+

10	3.50–6.00		B2	B	B

11	6.00–10.00		B3	B–	B–

12	10.00–17.00		Caa	CCC	CCC

13	> 17		Ca to C	CC to C	CC to C

Counterparty is in default (CDF)	Default	Defaulted		D	D

▲▲▲

Risk, treasury and capital management

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

The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale and internal PD bands, are shown in the “Internal UBS rating scale and mapping of external ratings” table on the previous page. The mapping is based on the long-term average of one-year default rates available from the rating agencies. For each external rating category, the average default rate is compared with our internal PD bands to derive a mapping to our internal rating scale. Our internal rating of a counterparty may, therefore, diverge from one or more of the correlated external ratings shown in the table. Observed defaults by rating agencies may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agencies’ average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ grades, and we adjust their mapping to our masterscale as necessary to reflect any material changes. ▲▲

Loss given default

EDTF | Pillar 3 | Loss given default (LGD) is the magnitude of the likely loss if there is a default. LGD estimates include loss of principal, interest and other amounts (such as workout costs, including the cost of carrying an impaired position during the workout process) less recovered amounts. We determine LGD based on the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation by way of collateral or guarantees. Our estimates are supported by our internal loss data and external information where available. Where we hold collateral, such as marketable securities or a mortgage on a property, loan-to-value ratios are a key parameter in determining LGD. ▲▲

Exposure at default

EDTF | Pillar 3 | Exposure at default (EAD) represents the amount we expect to be owed by a counterparty at the time of a possible default. We derive EAD from our current exposure to the counterparty and the possible future development of that exposure.

The EAD of a loan is the drawn or face value of the loan. For loan commitments and guarantees, the EAD includes the amount drawn as well as potential future amounts that may be drawn, which are estimated based on historical observations.

For traded products, we derive the EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques. We assess the net amount that may be owed to us or that we may owe to others, taking into account the impact of market moves over the potential time it would take to close-out our positions. For exchange-traded derivatives, our calculation of EAD takes into account initial and daily variation margins. When measuring individual counterparty exposure against credit limits, we consider the maximum likely exposure measured to a high level of confidence. However, when aggregating exposures to different counterparties for portfolio risk measurement purposes, we use the expected exposure to each counterparty at a given time period (usually one year) generated by the same model.

We assess our exposures where there is a material correlation between the factors driving the credit quality of the counterparty and those driving the potential future value of our traded product exposure (wrong-way risk), and we have established specific controls to mitigate these risks. ▲▲

Expected loss

EDTF | Pillar 3 | Credit losses are an inherent cost of doing business, but the occurrence and amount of credit losses can be erratic. In order to quantify future credit losses that may be implicit in our current portfolio, we use the concept of expected loss.

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

We use a statistical modeling approach to estimate the loss profile of each of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the expected loss. The loss estimates deviate from the mean value due to statistical uncertainty on the defaulting counterparties and to systematic default relationships among counterparties within and between segments. The statistical measure is sensitive to concentration risks on individual counterparties and groups of counterparties. The outcome provides an indication of the level of risk in our portfolio and the way it may develop over time. ▲▲

Stress loss

EDTF | Pillar 3 | We complement our statistical modeling approach with scenario-based stress loss measures. Stress tests are run on a regular basis to monitor the potential impact of extreme, but nevertheless plausible events on our portfolios, under which key credit risk parameters are assumed to deteriorate substantially. Where we consider it appropriate, we apply limits on this basis.

Stress scenarios and methodologies are tailored to the nature of the portfolios, ranging from regionally focused to global systemic events, and varying in time horizon. For example, for our loan underwriting portfolio, we apply a global market event under which, simultaneously, the market for loan syndication freezes, market conditions significantly worsen, and credit quality deteriorates. Similarly, for Lombard lending, we apply a range of scenarios representing instantaneous market shocks to all collateral positions,

Risk, treasury and capital management

Risk management and control

taking into consideration their liquidity and potential concentrations. The portfolio-specific stress test for our mortgage lending in Switzerland reflects a multi-year event and the overarching stress test for global wholesale and counterparty credit risk to corporates uses a one-year global stress event and takes into account exposure concentrations to single counterparties. ▲▲

è	Refer to “Stress testing” in this section for more information on our stress testing framework

Credit risk model confirmation

EDTF | Pillar 3 | Our approach to model confirmation involves both quantitative methods, including monitoring compositional changes in the portfolios and the results of backtesting, and qualitative assessments, including feedback from users on the model output as a practical indicator of the performance and reliability of the model.

Material changes in a portfolio composition may invalidate the conceptual soundness of the model. We therefore perform regular analysis of the evolution of portfolios to identify such changes in the structure and credit quality of portfolios. This includes analysis of changes in key attributes, changes in portfolio concentration measures, as well as changes in RWA. ▲▲

è	Refer to “Risk measurement” in this section for more information on our approach to model confirmation procedures

Backtesting

EDTF | Pillar 3 | We monitor the performance of our models by backtesting and benchmarking them, whereby model outcomes are compared with actual results, based on our internal experience as well as externally observed results. We take a portfolio (or sub-portfolio or rating bucket) approach to determine whether behavior observed is in line with that predicted by our models.

For PD, we use statistical modeling to derive a distribution of expected number of defaults. The observed number of defaults is then compared with this distribution, allowing us to derive a statistical level of confidence in the model accuracy. In addition, we derive a lower and upper bound for the average default rate. If the portfolio average PD lies outside the derived interval, the rating tool is, as a general rule, recalibrated.

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

EDTF | Pillar 3 | Main credit models backtesting by regulatory exposure segment

	Length of time	Actual rates in %
	series used for the calibration (in years)	Average of last 5 years[1]	Min. of last 5 years[2]	Max. of last 5 years[2]	Estimated average rates at the start of the period in %
PD
Sovereigns	> 10	0.00	0.00	0.00	0.23

Banks[3]	> 10	0.08	0.05	0.13	0.64

Corporates[4]	> 10	0.26	0.21	0.35	0.57

Retail

Residential mortgages	> 15	0.15	0.13	0.16	0.55

Lombard lending	> 10	0.01	0.00	0.02	0.20

Other retail	> 10	0.30	0.24	0.45	2.08

LGD
Sovereigns	> 10				40.48

Banks[3]	> 10	11.89	18.80	18.80	38.02

Corporates	> 10	25.49	3.76	30.52	20.73

Retail

Residential mortgages	> 10	2.03	0.00	3.12	7.00

Lombard lending[5]	> 10	44.03			20.00

Other retail	> 10	21.25	0.00	41.32	47.78

CCF

Corporates	> 10	16.33	9.75	30.65	34.92

1  Average of all observations over the last five years.  2  Minimum/maximum annual average of observations in any single year from the last five years. Yearly averages are only calculated where five or more observations occured during that year.  3  Includes central counterparties.  4  Reported averages are low due to the impact of managed funds, which have relatively low default rates.  5  For Lombard lending, no min/max LGDs are reported since there were less than 5 observations in each year between 2010 to 2014. Due to the low number of defaults over the five year period, the observed average is not a meaningful comparator to the equivalent estimated average, which is calibrated using a larger data set spanning a longer historical period. ▲▲

Risk, treasury and capital management

Credit conversion factors (CCF), used for the calculation of EAD for undrawn facilities with corporate counterparties, are dependent on several contractual dimensions of the credit facility. Similar to our approach for PD, we compare the predicted amount drawn with observed historical utilization of such facilities for defaulted counterparties. If any statistically significant deviation is observed, the relevant CCF are redefined.

The table on the previous page compares the current model calibration for PD, LGD and CCF with historical observed values over the last five years. ▲▲

Changes to models and model parameters during the period

EDTF | Pillar 3 | As part of our continuous efforts to enhance models to reflect market developments and new available data, certain models have been modified in the course of 2014. Further to the enhancement in 2013 to increase the extent to which our rating model for residential mortgages takes into account behavioral data, in 2014 we have expanded the range of behavioral data available to include Wealth Management clients, resulting in a recalibration of the PDs. Developments have been made to the future exposure calculations for derivatives (including exchange traded derivatives), with new models for the calculation of the future close-out risk and credit valuation adjustment (CVA) in accordance with Basel III requirements. A revised rating methodology for managed funds has been introduced, using the fund’s leverage and strategy complexity as key drivers of the rating. Where required, changes to models and model parameters are approved by FINMA prior to implementation. ▲▲

Comparison of actual versus expected loss

EDTF | Pillar 3 | In addition to the above comparison of estimated with observed parameter values, the table below provides a breakdown over the last five years of the one-year expected loss estimate on our credit portfolios (covering banking and traded products) and the net actual IFRS credit loss amount (including CVA on derivatives) recognized in our income statement, according to BIS-defined exposure segments of the advanced internal ratings-based approach.

Although such a comparison may provide some insight, comparison between expected and actual losses has certain limitations and the two measures may not be directly comparable. For example, our estimates of expected loss are calibrated on a through-the-cycle basis, taking into account observed losses over a prolonged historical period. In contrast, the actual loss figures presented are a point-in-time view of our net credit loss expenses, equal to the amount recognized in the income statement in a specific financial year. Furthermore, the estimated expected loss at the start of the period assumes that the portfolio will be unchanged throughout the coming year. In reality, the portfolio composition changes on an ongoing basis, affecting the actual loss experience. In addition, the net actual losses include increases and releases positions already impaired in a prior period, while the expected loss calculation excludes the already impaired exposures. ▲▲

EDTF | Pillar 3 | Total expected loss and actual credit loss

	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss

	As of 31.12.13 for the year ended	For the year ended	As of 31.12.12 for the year ended	For the year ended	As of 31.12.11 for the year ended	For the year ended	As of 31.12.10 for the year ended	For the year ended	As of 31.12.09 for the year ended	For the year ended
CHF million	31.12.14	31.12.14	31.12.13	31.12.13	31.12.12	31.12.12	31.12.11	31.12.11	31.12.10	31.12.10
Sovereigns	(2)	(1)	(4)	0	(19)	0	(27)		(8)

Banks	(39)	(18)	(36)	3	(35)	(1)	(40)	(1)	(37)	26

Corporates	(189)	(226)	(199)	31	(322)	884	(336)	(321)	(359)	1,577

Central counterparties	0	0	0

Retail

Residential mortgages	(111)	1	(96)	(2)	(59)	15	(62)	3	(84)	1

Lombard lending	(30)	12	(32)	(36)	(24)	(12)	(30)	12	(19)	5

Qualifying revolving other retail exposures	(16)	(5)

Other retail	(5)	(2)	(18)	(8)	(5)	(11)		(5)	(5)	(2)

Not allocated segment[1]		15		99		24		(75)		7

Total gain/(loss)	(392)	(224)	(386)	88	(463)	899	(494)	(387)	(512)	1,615

1  Includes changes in collective loan loss allowances. ▲▲

Risk, treasury and capital management

Risk management and control

Policies for past due, non-performing and impaired claims

Audited | EDTF | Pillar 3 | The diagram below illustrates how we categorize banking products and securities financing transactions as performing, non-performing or impaired. For products accounted for on a fair value basis, such as OTC derivatives, credit deterioration is recognized through a CVA, and these products are therefore not subject to the below impairment framework.

We consider a claim (loan, guarantee, loan commitment or securities financing transaction) to be past due when a contractual payment has not been received by its contractual due date. This includes account overdrafts where the credit limit is exceeded. Past due claims are not considered impaired where we expect to collect all amounts due under the contractual terms of the claims.

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

Individual claims are classified as impaired if following an individual impairment assessment, an allowance or provision for credit losses is established. Accordingly, both performing and non-performing loans may be classified as impaired. ▲▲▲

Restructured claims

Audited | EDTF | We do not operate a general policy for restructuring claims in order to avoid counterparty default. Where restructuring does take place, we assess each case individually. Typical features of terms and conditions granted through restructuring to avoid default may include the provision of special interest rates, postponement of interest or principal payments, modification of the schedule of repayments or amendment of loan maturity.

If a loan is restructured with preferential conditions (i.e., new terms and conditions are agreed which do not meet the normal current market criteria for the quality of the obligor and the type of loan), the claim is still classified as non-performing and is rated as being in counterparty default. It will remain so until the loan is collected, written off or non-preferential conditions are granted that supersede the preferential conditions, and will be assessed for impairment on an individual basis.

Risk, treasury and capital management

If a loan is restructured with non-preferential conditions (e.g., additional collateral is provided by the client, or new terms and conditions meet the normal market criteria for the quality of the obligor and the type of loan), the loan is classified as performing, and therefore included in our collective assessment of loan loss allowance, unless an indication of impairment exists, in which case the loan is assessed for impairment on an individual basis. Management regularly reviews all loans to ensure that all criteria according to the loan agreement continue to be met and that future payments are likely to occur. ▲▲

Individual and collective impairment assessments

Audited | EDTF | Pillar 3 | Claims are assessed individually for impairment where there are indicators that an impairment may exist. Otherwise claims are included in a collective impairment assessment. ▲▲▲

Individual impairment assessment

Audited | EDTF | Pillar 3 | Non-performing status is considered an indicator that a loan may be impaired and therefore all non-performing claims are assessed individually for impairment. However, an impairment analysis would be carried out irrespective of non-performing status if other objective evidence indicates that a loan may be impaired. Any event that impacts current and future cash flows may be an indication of impairment and trigger an assessment by the risk officer. Such events may be (i) significant collateral shortfalls due to a fall in lending values (securities and real estate), (ii) increase in loan or derivative exposures, (iii) significant financial difficulties of a client and (iv) high probability of bankruptcy, debt moratorium or financial reorganization of the client.

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

We have established processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS requirements. Our credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. Our workout strategy and estimation of recoverable amounts are independently approved in accordance with our credit authorities. ▲▲▲

Collective impairment assessment

Audited | EDTF | Pillar 3 | We assess our portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment in order to consider if these portfolios contain impaired claims that cannot yet be individually identified. To cover the time lag between the occurrence of an impairment event and its identification based on the policies above, we establish collective loan loss allowances based on the estimated loss for the portfolio over the average period between trigger events and the identification of any individual impairment. These portfolios are not considered impaired loans in the tables shown in this section.

Additionally, for all of our portfolios we assess whether there have been any developments which might result in event-driven impairments that are not immediately observable. These events could be stress situations, such as a natural disaster or a country crisis, or they could result from significant changes in the legal or regulatory environment. To determine whether a collective impairment exists, we regularly use a set of global economic drivers to assess the most vulnerable countries and review the impact of any potential impairment event. ▲▲▲

Recognition of impairment

Audited | EDTF | Pillar 3 | The recognition of impairment in our financial statements depends on the accounting treatment of the claim. For claims carried at amortized cost, impairment is recognized through the creation of an allowance, or in the case of off-balance sheet items such as guarantees and loan commitments through a provision, both charged to the income statement as a credit loss expense. For derivatives, which are carried at fair value, a deterioration of the credit quality is recognized through a CVA recognized in the income statement in Net trading income. ▲▲ ▲

è	Refer to “Note 1 Significant accounting policies” and “Note 24a Valuation principles” in the “Financial information” section of this report for more information on allowances and provisions for credit losses and credit valuation adjustments
è	Refer to “Note 27c Reclassification of financial assets” section of this report for more information on reclassified securities

Risk, treasury and capital management

Risk management and control

Market risk

Key developments during the period

We maintained a low level of market risk in our trading businesses. Average management VaR has remained relatively stable compared with 2013. With management VaR at the low levels observed in 2014, the effect of individual sizable client trades, such as equity block transactions, resulted in some volatility in the measure.

Audited | EDTF | Pillar 3 | Main sources of market risk

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

–

Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury) assumes market risks in the process of managing interest rate and structural foreign exchange risks and the funding and liquidity profile of the Group.

–	Equity and debt investments can also give rise to market risks, as can some aspects of our employee benefits such as defined benefit pension schemes. ▲▲ ▲
è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the new structure of Corporate Center

Audited | EDTF | Pillar 3 | Overview of measurement, monitoring and management techniques

–	Market risk limits are set for the Group, the business divisions and Corporate Center and at granular levels within the various business lines, reflecting the nature and magnitude of the market risks.
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

–

Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group ALM’s management of consolidated capital activity discussed in the “Treasury management” section of this report. All foreign exchange risks are included in our Group-wide statistical and stress testing metrics which flow into our risk appetite framework.

–	Our Treasury Risk Control function applies a holistic risk framework which sets the appetite for treasury-related risk-taking activities across the Group. A key element of the framework is

Risk, treasury and capital management

an overarching economic value sensitivity limit, set by the BoD. This limit is linked to the level of Basel III common equity tier 1 (CET1) capital and takes into account risks arising from interest rates, foreign exchange and credit spreads. In addition, the sensitivity of net interest income to changes in interest rates is monitored against targets set by the Group Chief Executive Officer in order to analyze the outlook and volatility of net interest income based on market expected interest rates. Limits are also set by the BoD to balance the impact of foreign exchange movements on our CET1 capital and CET1 capital ratio. Non-trading interest rate and foreign exchange risks are included in our Group-wide statistical and stress testing metrics which flow into our risk appetite framework. Further information on interest rate risk in the banking book can be found later in this section, and details on Group ALM’s management of foreign exchange risks can be found in the “Treasury management” section of this report.

–

Equity and debt investments are subject to a range of risk controls including pre-approval of new investments by business management and Risk Control and regular monitoring and reporting. They are also included in our Group-wide statistical and stress testing metrics which flow into our risk appetite framework. ▲▲▲

è	Refer to the “Capital management” section of this report for more information on the sensitivity of our CET1 capital and CET1 capital ratio to currency movements

Market risk exposures arising from our business activities

EDTF | The table on the next page highlights the most significant sources of our trading market risk exposures and the interest rate risk on our banking book exposures, categorized according to the business activities that primarily generate the risks and the classification of positions on the balance sheet. In practice, and particularly for positions classified in the banking book, we take account of natural risk offsets that occur between balance sheet line items, for example loans and deposits, and manage the residual exposures. The table does not show the foreign exchange risks arising from Group ALM’s management of consolidated capital activity discussed in the “Treasury management” section of this report. Also shown in the table is the specific capital treatment for positions classified within the regulatory trading book. The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by FINMA. The components of market risk RWA are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks which are potentially not fully modeled in VaR, the incremental risk charge, the comprehensive risk charge for the correlation portfolio and the securitization framework for securitization positions in the trading book. Further information on each of these components follows the table. ▲

Risk, treasury and capital management

Risk management and control

Risk, treasury and capital management

Market risk stress loss

EDTF | Pillar 3 | We measure and manage our market risks primarily through a comprehensive framework of non-statistical measures and related limits. This includes an extensive series of stress tests and scenario analyses that undergo continuous evaluation to ensure that, if an extreme but nevertheless plausible event were to occur, the resulting losses would not exceed our risk appetite. ▲▲

Liquidity adjusted stress (LAS)

EDTF | Pillar 3 | Our primary measure of stress loss for Group-wide market risk is liquidity adjusted stress (LAS). The LAS framework is designed to capture the economic losses that could arise under specified stress scenarios. This is in part achieved by replacing the standard one-day and 10-day holding period assumptions used for management and regulatory VaR with liquidity adjusted holding periods, as explained below. Shocks are then applied to positions based on the expected market movements over the liquidity adjusted holding periods resulting from the specified scenario.

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

    LAS-based limits are applied at a number of levels: Group-wide, business divisions and Corporate Center, business areas and sub-portfolios. In addition, LAS forms the core market risk component of our combined stress test framework and is therefore integral to our overall risk appetite framework. ▲▲

è	Refer to “Risk appetite” in this section for more information on our risk appetite framework
è	Refer to “Stress testing” in this section for more information on our stress testing framework

EDTF | Pillar 3 | Value-at-risk

Method applied	Historical simulation
Data set	Five years
Holding period	1 day for internal limits, 10 days for regulatory VaR
Confidence level	95% for internal limits, 99% for regulatory VaR – both based on expected tail loss
Population	Regulatory trading book for regulatory VaR, a broader population for internal limits

▲▲

VaR definition

Audited | EDTF | Pillar 3 | Value-at-risk (VaR) is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (holding period) at an established level of confidence. The measure assumes no change in the Group’s trading positions over the set time horizon.

    We calculate VaR on a daily basis, based on the direct application of historical changes in market risk factors to our current positions – a method known as historical simulation. We use a single VaR model for both internal management purposes and for determining market risk regulatory capital requirements, although we consider different confidence levels and time horizons. For internal management purposes, we establish risk limits and measure exposures using VaR at the 95% confidence level with a one-day holding period, aligned to the way we consider the risks associated with our trading activities. The regulatory measure of market risk used to underpin the market risk capital requirement under Basel III requires a measure equivalent to a 99% confidence level using a 10-day holding period. ▲

    The population of the portfolio within management and regulatory VaR is slightly different. The population within regulatory VaR meets minimum regulatory requirements for inclusion in regulatory VaR. Management VaR includes a broader population of positions. For example, regulatory VaR excludes the credit spread risks from the securitization portfolio, which are treated instead under the securitization approach for regulatory purposes. ▲ ▲

Risk, treasury and capital management

Risk management and control

Management VaR for the period

EDTF | The tables below show minimum, maximum, average and period-end management VaR by business division and Corporate Center and general market risk type. Average management VaR has remained relatively stable compared with 2013. With management

VaR at such low levels, combined with a reduced long gamma position held by the Investment Bank relative to prior years, we continue to see some volatility in the measure resulting from sizable client trades such as equity block transactions, which is reflected in the maximum VaR for the period. ▲

Audited | EDTF | Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type1

	For the year ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				5	7	6	2	1

		Max.			24	11	12	8	3

			Average		9	9	9	4	2

				31.12.14	14	8	7	4	1
Total management VaR, Group	10	23	14	17		Average (per business division and risk type)

Wealth Management	0	0	0	0	0	0	0	0	0

Wealth Management Americas	0	2	1	1	0	1	2	0	0

Retail & Corporate	0	0	0	0	0	0	0	0	0

Global Asset Management	0	0	0	0	0	0	0	0	0

Investment Bank	7	24	12	17	9	7	5	3	2

Corporate Center – Core Functions	3	7	4	5	0	4	0	1	0

Diversification effect[2,3]			(4)	(5)	0	(4)	(1)	0	0

Group, excluding CC – Non-core and Legacy Portfolio	8	23	13	17	9	8	6	4	2

CC – Non-core and Legacy Portfolio	6	11	8	6	2	5	7	1	0

	For the year ended 31.12.13
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	10	2	1

		Max.			18	16	31	9	5

			Average		9	10	18	5	2

				31.12.13	7	8	10	3	2
Total management VaR, Group	10	33	16	11		Average (per business division and risk type)

Wealth Management	0	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	1	2	0	2	3	0	0

Retail & Corporate	0	0	0	0	0	0	0	0	0

Global Asset Management	0	0	0	0	0	0	0	0	0

Investment Bank	7	28	13	10	8	9	11	4	2

Corporate Center – Core Functions	3	11	5	4	0	4	1	1	0

Diversification effect[2,3]			(5)	(5)	0	(5)	(2)	(1)	0

Group, excluding CC – Non-core and Legacy Portfolio	8	33	13	10	8	10	13	4	2

CC – Non-core and Legacy Portfolio	6	14	11	11	4	5	10	2	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.  2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.  3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect. ▲▲

Risk, treasury and capital management

Regulatory VaR for the period

EDTF | Pillar 3 | The tables below show minimum, maximum, average and period-end regulatory VaR by business division and Corporate Center and general market risk type. While VaR as of 31 December 2014 has increased compared with the prior year end, average VaR has remained broadly comparable and, as noted for management VaR above, volatility in the measure is expected at such low levels, with volatility in management VaR magnified due to the assumed 10-day holding period. ▲▲

EDTF | Pillar 3 | Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type1

	For the year ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				23	18	32	4	5

		Max.			60	48	69	59	32

			Average		33	27	45	24	12

				31.12.14	46	22	34	24	7
Total regulatory VaR, Group	31	104	50	60		Average (per business division and risk type)

Wealth Management	0	0	0	0	0	0	0	0	0

Wealth Management Americas	3	11	5	6	0	5	7	0	0

Retail & Corporate	0	0	0	0	0	0	0	0	0

Global Asset Management	0	0	0	0	0	0	0	0	0

Investment Bank	29	87	45	57	33	26	31	21	11

Corporate Center – Core Functions	6	35	15	19	0	15	2	4	0

Diversification effect[2,3]			(18)	(24)	0	(18)	(6)	(3)	0

Group, excluding CC – Non-core and Legacy Portfolio	29	91	47	58	33	28	34	22	11

CC – Non-core and Legacy Portfolio	15	48	28	16	2	15	28	9	2

	For the year ended 31.12.13[4]
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				21	22	46	3	6

		Max.			78	71	131	110	38

			Average		33	35	87	35	15

				31.12.13	27	31	47	10	11
Total regulatory VaR, Group	37	99	54	38		Average (per business division and risk type)

Wealth Management	0	1	0	0	0	0	0	0	0

Wealth Management Americas	9	18	13	10	0	7	20	0	0

Retail & Corporate	0	0	0	0	0	0	0	0	0

Global Asset Management	0	1	0	0	0	0	0	0	0

Investment Bank	32	117	52	35	31	37	80	28	15

Corporate Center – Core Functions	8	33	17	20	0	12	8	10	0

Diversification effect[2,3]			(30)	(31)	(1)	(20)	(11)	(10)	0

Group, excluding CC – Non-core and Legacy Portfolio	32	114	52	35	31	36	97	28	15

CC – Non-core and Legacy Portfolio	8	80	41	42	11	19	47	20	1

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.  2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.  3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.  4  In 2014, regulatory VaR related to credit spreads as of 31 December 2013 for the comparative period was restated. As a result, average VaR related to credit spreads for the year ended 31 December 2013 decreased by CHF 1 million and VaR related to credit spreads as of 31 December 2013 decreased by CHF 15 million. These restatements did not impact total regulatory VaR for UBS Group. ▲▲

Risk, treasury and capital management

Risk management and control

VaR limitations

Audited | EDTF | Pillar 3 | Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons.

–	The VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.
–

The one-day time horizon used for VaR for internal management purposes, or 10-day in the case of the regulatory VaR measure, may not fully capture the market risk of positions that cannot be closed out or hedged within the specified period.

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

Furthermore, we have an established framework to identify and quantify potential risks that are not fully captured by our VaR model. This framework is explained later in this section. ▲▲▲

Backtesting of VaR

EDTF | Pillar 3 | For backtesting purposes, we compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. The backtesting process compares backtesting VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions and revenues from intraday trading, to ensure a like-for-like comparison. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s backtesting VaR.

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

There were two Group VaR backtesting exceptions during 2014, both of which occurred in early December. The trading

Risk, treasury and capital management

losses causing the exceptions were primarily driven by dislocation in the Chinese equity markets due to the launch of the mutual market access scheme, as a result of which China exchange-traded funds (ETF) began trading at a discount to their net asset value (NAV), a situation which was exacerbated by the one-hour time difference between the market close in Hong Kong, where the ETF are valued, and in China, where the NAV are valued. The ETF-NAV basis will be incorporated within our risks-not-in-VaR (RniV) framework in 2015. One of the exceptions was also driven by other market moves outside of the 1-day 99% confidence interval, which, statistically, can be expected to occur two to three times per year.

The chart “Group: development of backtesting revenues against backtesting VaR” on the previous page shows the 12-month development of backtest VaR against backtesting revenues of the Group for 2014. The chart shows both the negative and positive tails of the backtest VaR distribution at 99% confidence intervals representing, respectively, the losses and gains that could potentially be realized over a one-day period at that level of confidence. In addition to the aforementioned backtesting exceptions, the chart shows an additional day for which backtesting revenues exceeded backtesting VaR. This occurrence was driven by adjustments to trading revenues resulting from month-end valuation controls and accordingly, as agreed with FINMA, does not represent a backtesting exception.

Although less pronounced than in previous years, the asymmetry between the negative and positive tails is due to the long gamma risk profile that has historically been run in the Investment Bank. This long gamma position profits from increases in volatility which therefore benefits the positive tail of the VaR simulated profit and loss distribution.

The histogram “Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution” shows the daily revenue distribution for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio for 2014. This includes, in addition to backtesting revenues, revenues such as commissions and fees, revenues for intraday trading and own credit. ▲ ▲

VaR model confirmation

EDTF | In addition to model backtesting performed for regulatory purposes, described above, we also conduct extended backtesting for our internal model confirmation purposes. This includes observing model performance across the entire profit and loss distribution, not just the tails, and at multiple levels within the business division and Corporate Center hierarchies. ▲

è	Refer to “Risk measurement” in this section for more information on our approach to model confirmation procedures

VaR model developments in 2014

Audited | EDTF | Pillar 3 | We made no significant changes to the VaR model during 2014, although we improved the VaR model by integrating selected risk-not-in-VaR items, the impact of which was negligible. ▲▲▲

Derivation of regulatory VaR-based RWA

EDTF | Pillar 3 | Regulatory VaR is used to derive the regulatory VaR component of the market risk Basel III RWA, shown in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report. This calculation takes the maximum of the period-end regulatory VaR and the average regulatory VaR for the 60 trading days immediately preceding the period end multiplied by a scaling factor set by FINMA, currently three. This is then multiplied by a factor of 12.5 to determine the RWA. This calculation is set out in the table below. ▲ ▲

EDTF | Pillar 3 | Backtesting regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)

	For the year ended 31.12.14				For the year ended 31.12.13
CHF million	Min.	Max.	Average	31.12.14	Min.	Max.	Average	31.12.13
Group	15	38	22	20	15	42	23	17

▲▲

EDTF | Pillar 3 | Calculation of regulatory VaR-based RWA as of 31 December 2014

CHF million	Period end regulatory VaR (A)	60-day average regulatory VaR (B)	Scaling factor (C)	Max (A, B x C) (D)	Multiplier (E)	Basel III RWA (D x E)
	60	54	3	162	12.5	2,024

▲▲

Risk, treasury and capital management

Risk management and control

EDTF | Pillar 3 | Stressed VaR

Method applied	Historical simulation
Data set	From 1 January 2007 to present
Holding period	10 days
Confidence level	99% based on expected tail loss
Population	Regulatory trading book

▲▲

EDTF | Pillar 3 | Stressed VaR (SVaR) adopts broadly the same methodology as regulatory VaR and is calculated using the same population, holding period (10-day) and confidence level (99%). However, unlike regulatory VaR, the historical data set for SVaR is not limited to five years. SVaR uses continuous one-year data sets to derive the largest potential loss arising from a one-year period of significant financial stress relevant to the current portfolio of the Group.

SVaR is subject to the same limitations as noted for VaR above, but the use of one-year data sets avoids the smoothing effect of the five-year data set used for VaR, and the removal of the five-year window provides for a longer history of potential loss events.

Therefore, although the significant period of stress during the financial crisis has dropped out of the historical period used for regulatory VaR, SVaR will continue to use this data. This approach is intended to reduce the procyclicality of the regulatory capital requirements for market risks.

We made no significant changes to the SVaR model during 2014. ▲▲

SVaR for the period

EDTF | Pillar 3 | Over the year, SVaR has exhibited a similar pattern to that noted for management and regulatory VaR above. Further volatility is seen in the SVaR charge due to the retention of the significant period of stress during the financial crisis in the historical data set. ▲▲

Derivation of SVaR-based RWA

EDTF | Pillar 3 | SVaR is used to derive the SVaR component of the market risk Basel III RWA shown in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report. The derivation of this component is similar to that explained above for regulatory VaR, and is shown below. ▲▲

EDTF | Pillar 3 | Calculation of SVaR-based RWA as of 31 December 2014

CHF million	Period end SVaR (A)	60-day average SVaR (B)	Scaling factor (C)	Max (A, B x C) (D)	Multiplier (E)	Basel III RWA (D x E)
	105	110	3	329	12.5	4,115

▲▲

Risk, treasury and capital management

EDTF | Pillar 3 | Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the year ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				46	18	74	9	9

		Max.			348	156	233	281	84

			Average		71	67	121	56	29

				31.12.14	103	32	98	45	16
Total stressed VaR, Group	63	373	94	105		Average (per business division and risk type)

Wealth Management	0	0	0	0	0	0	0	0	0

Wealth Management Americas	9	22	14	15	0	8	22	0	0

Retail & Corporate	0	0	0	0	0	0	0	0	0

Global Asset Management	0	0	0	0	0	0	0	0	0

Investment Bank	50	381	86	101	70	50	89	51	28

Corporate Center – Core Functions	29	66	44	44	0	41	6	6	0

Diversification effect[2,3]			(56)	(58)	0	(46)	(11)	(5)	0

Group, excluding CC – Non-core and Legacy Portfolio	51	390	88	102	70	54	106	53	28

CC – Non-core and Legacy Portfolio	23	115	54	30	9	46	56	17	3

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.  2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.  3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

	For the year ended 31.12.13
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				35	21	91	6	10

		Max.			155	104	235	210	81

			Average		58	53	148	56	24

				31.12.13	49	66	92	23	21

Total stressed VaR, Group	59	178	82	63	Average (per business division and risk type)

Wealth Management	0	2	0	0	0	1	0	0	0

Wealth Management Americas	13	35	20	21	1	9	30	0	0

Retail & Corporate	0	0	0	0	0	0	0	0	0

Global Asset Management	0	2	1	0	1	0	0	0	0

Investment Bank	45	231	83	53	54	55	131	48	24

Corporate Center – Core Functions	12	53	26	44	0	26	13	15	0

Diversification effect[2,3]			(48)	(65)	(1)	(42)	(16)	(16)	0

Group, excluding CC – Non-core and Legacy Portfolio	44	241	82	53	54	49	158	47	24

CC – Non-core and Legacy Portfolio	14	121	66	64	19	30	71	30	2

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.  2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.  3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect. ▲▲

Risk, treasury and capital management

Risk management and control

Risks-not-in-VaR

Risks-not-in-VaR definition

EDTF | Pillar 3 | We have an established framework to identify and quantify potential risk factors that are not fully captured by our VaR model. We refer to these risk factors as risks-not-in-VaR (RniV). This framework is used to underpin these potential risk factors with regulatory capital, calculated as a multiple of regulatory VaR and SVaR.

These RniV arise from approximations made by the VaR model to quantify the impact of risk factor changes on the profit and loss of positions and portfolios, as well as the use of proxies for certain market risk factors. We categorize RniV by means of items and keep track of which instrument classes are affected by each item.

When new types of instruments are included in the VaR population, we assess whether new items must be added to the inventory of RniV items. ▲▲

Risks-not-in-VaR quantification

EDTF | Pillar 3 | Risk officers perform a quantitative assessment for each position in the inventory of RniV items annually, as of a specific date. The assessment is made in terms of a 10-day 99%-VaR measure applied to the difference between the profit and loss scenarios which would have been produced based on our best estimate given available data, and the profit and loss scenarios generated by the current model used for the regulatory VaR calculation. Whenever the available market data allows, a historical simulation approach with five years of historical data is used to estimate the 10-day 99%-VaR for an item. Other eligible methods are based on analytical considerations or stress test and worst-case assessments. Statistical methods are used to aggregate the standalone risks, yielding a Group-level 10-day 99%-VaR estimate of the entire inventory of RniV items at the specific date. The ratio of this amount to regulatory VaR is used to produce estimates for arbitrary points in time by scaling the corresponding regulatory

VaR figures with that fixed ratio. An analogous approach is applied for SVaR. ▲▲

Risks-not-in-VaR mitigation

EDTF | Pillar 3 | Material RniV items are monitored and controlled by means and measures other than VaR, such as position limits and stress limits. Additionally, there are ongoing initiatives to extend the VaR model to better capture these risks. ▲ ▲

Derivation of RWA add-on for risks-not-in-VaR

EDTF | Pillar 3 | The RniV framework is used to derive the RniV-based component of the market risk Basel III RWA, using the aforementioned approach, which is approved by FINMA and subject to an annual recalibration. As the RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

In the third quarter of 2014, following a new calibration approved by FINMA, RniV VaR capital was set at 117% of VaR, and RniV SVaR capital was set at 97% of SVaR capital, compared with prior ratios of 58% and 32%, respectively. The increase in the ratios was primarily due to the reduction in our overall levels of VaR and SVaR in 2013, which formed the basis of the most recent annual recalibration.

In the fourth quarter of 2014, we integrated certain additional risks into the VaR model. As a result of this integration, and with FINMA’s approval, the RniV VaR capital ratio was reduced from 117% to 105% and the RniV SVaR capital ratio was reduced from 97% to 92%.

FINMA continues to require that RniV stressed VaR capital is floored at RniV VaR capital.

Based on the regulatory VaR and stressed VaR RWA noted above, the RniV RWA add-ons as of 31 December 2014 were CHF 2.1 billion and CHF 3.8 billion, respectively, compared with CHF 1.0 billion and CHF 1.0 billion as of 31 December 2013. ▲▲

Risk, treasury and capital management

EDTF | Pillar 3 | Incremental risk charge

Method applied	Expected portfolio loss simulation
Holding period	One-year liquidity horizon
Confidence level	99.9%
Population	Regulatory trading book positions subject to issuer risk, excluding equity and securitization exposures

▲▲

EDTF | Pillar 3 | The incremental risk charge (IRC) represents an estimate of the default and rating migration risk of all trading book positions with issuer risk, except for equity products and securitization exposures, measured over a one-year time horizon at a 99.9% confidence level. The calculation of the measure assumes all positions in the IRC portfolio have a one-year liquidity horizon and are kept unchanged over this period.

The portfolio default and rating migration loss distribution is estimated using a Monte Carlo simulation of correlated rating migration events (defaults and rating changes) for all issuers in the IRC portfolio, based on a Merton-type model. For each position, default losses are calculated based on the maximum default exposure measure (the loss in the case of a default event assuming zero recovery) and a random recovery concept. To account for potential basis risks between instruments, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate rating migration losses, a linear (delta) approximation is used: a loss due to a rating migration event is calculated as the estimated change in credit spread due to the change in rating migration multiplied by the corresponding sensitivity of a position to changes in credit spreads.

The table below provides a breakdown of the Group’s period-end incremental risk charge by business division and Corporate Center. The increase in the Group’s period-end IRC, was mainly attributable to the de-risking of Non-core positions, reducing diversification benefits in the calculation. ▲▲

Derivation of IRC-based RWA

EDTF | Pillar 3 | IRC is calculated weekly, the results of which are used to derive the IRC-based component of the market risk Basel III RWA, shown in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report. The derivation is similar to that for VaR and SVaR-based RWA but without a scaling factor, and is shown below. ▲▲

EDTF | Pillar 3 | Incremental risk charge by business division and Corporate Center

	For the year ended 31.12.14				For the year ended 31.12.13
CHF million	Min.	Max.	Average	31.12.14	Min.	Max.	Average	31.12.13
Wealth Management						2	0

Wealth Management Americas	11	28	19	27	8	27	14	22

Retail & Corporate

Global Asset Management

Investment Bank	130	300	182	197	128	314	208	172

Corporate Center – Core Functions	102	165	131	108	108	190	153	113

Diversification effect[1,2]			(93)	(83)				(88)

Group, excluding CC – Non-core and Legacy Portfolio	192	345	239	249				219

CC – Non-core and Legacy Portfolio	31	92	57	46	50	207	118	65

Diversification effect[2,3]			(120)	(52)				(174)

Total incremental risk Charge, Group	93	264	175	243	60	356	183	110

1  Difference between the sum of the standalone IRC for the business divisions and the “Corporate Center – Core Functions” shown and the IRC for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.  2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.  3  Difference between the sum of the two standalone IRC for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the IRC for the Group as a whole. ▲▲

EDTF | Pillar 3 | Calculation of IRC-based RWA as of 31 December 2014

CHF million	Period end IRC (A)	Average of last 12 weeks IRC (B)	Max (A, B) (C)	Multiplier (D)	Basel III RWA (C x D)
	243	188	243	12.5	3,039

▲▲

Risk, treasury and capital management

Risk management and control

EDTF | Pillar 3 | Comprehensive risk measure

Method applied	Expected portfolio loss simulation
Holding period	One-year liquidity horizon
Confidence level	99.9%
Population	Positions in the correlation trading portfolio

▲▲

EDTF | Pillar 3 | The comprehensive risk measure (CRM) is an estimate of the default and complex price risk, including the convexity and cross-convexity of the correlation trading portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. The calculation of the measure assumes that all positions in the CRM portfolio have a one-year liquidity horizon and are kept unchanged over this time period. The model scope covers collateralized debt obligation (CDO) swaps and credit-linked notes (CLN), 1st and nth to default swaps and CLN and hedges for these positions, including credit default swaps (CDS), CLN and index CDS.

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

The table below shows the period-end comprehensive risk charge for the Group. The significant reduction in CRM for the year was due to the exit of the Non-core correlation trading portfolio market risk. ▲▲

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information on the Non-core correlation trading portfolio

Derivation of CRM-based RWA

EDTF | Pillar 3 | CRM is calculated weekly, the results of which are used to derive the CRM-based component of the market risk Basel III RWA, shown in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report. The calculation is subject to a floor calculation equal to 8% of the equivalent capital charge under the specific risk measure (SRM) for the correlation trading portfolio. The calculation is shown below. ▲ ▲

EDTF | Pillar 3 | Comprehensive risk measure

	For the year ended 31.12.14				For the year ended 31.12.13
CHF million	Min.	Max.	Average	31.12.14	Min.	Max.	Average	31.12.13
Total comprehensive risk measure, Group	5	335	120	6	308	618	457	308

▲▲

EDTF | Pillar 3 | Calculation of CRM-based RWA as of 31 December 2014

CHF million	Period end CRM (A)	Average of last 12 weeks CRM (B)[1]	Max (A, B) (C)	Multiplier (D)	Basel III RWA (CxD)
	6	10	10	12.5	131

1  CRM = Max (CRM model result, 8% of equivalent charge under the SRM). ▲▲

Risk, treasury and capital management

Securitization positions in the trading book

EDTF | Pillar 3 | Our exposure to securitization positions in the trading book is limited and relates primarily to positions in the Legacy Portfolio which we will continue to wind down. A small amount of exposure also arises from secondary trading in commercial mortgage-backed securities (CMBS) in the Investment Bank. Refer to “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information. ▲ ▲

Interest rate risk in the banking book

Sources of interest rate risk in the banking book

Audited | EDTF | Pillar 3 | Interest rate risk in the banking book arises from balance sheet positions such as Loans and receivables, client deposits and Debt issued, Available-for-sale instruments, certain Instruments designated at fair value through profit or loss, derivatives measured at fair value through profit or loss and derivatives utilized for cash flow hedge accounting purposes, as well as related funding transactions. These positions may impact Other comprehensive income or profit or loss, depending on accounting treatment.

Our largest banking book interest rate exposures arise from client deposits and lending products in both our wealth management businesses and Retail & Corporate. For Wealth Management and Retail & Corporate, the inherent interest rate risks are transferred either by means of back-to-back transactions or, in the case of products with no contractual maturity date or direct market-linked rate, by replicating portfolios from the originating business into Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury), which manages the risks on an integrated basis allowing for netting interest rate risks across different sources. Any residual interest rate risks in Wealth Management and Retail & Corporate locations that are not transferred to Group ALM are managed locally and are subject to independent monitoring and control both in the locations by local risk control units as well as centrally by Market Risk Control. To manage the interest rate risk centrally, Group ALM utilizes derivative instruments, some of which are in designated hedge accounting relationships.

A significant amount of interest rate risk also arises from Group ALM financing and investing activities, for example the investment and refinancing of non-monetary corporate balance sheet items that have indefinite maturities, such as equity and goodwill. For these items, senior management has defined specific target durations based on which we fund and invest as applicable. These targets are defined by replication portfolios, which establish rolling benchmarks to execute against. Group ALM also maintains a portfolio of available-for-sale debt investments to meet the Group’s liquidity needs.

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

Banking book interest rate exposure in the Investment Bank arises predominantly from the business of Corporate Client Solutions, where transactions are subject to approval on a case-by-case basis.

The Corporate Center – Legacy Portfolio assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008 and the first quarter of 2009, and certain other debt securities held as Loans and receivables, also give rise to non-trading interest rate risk. ▲▲▲

è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the new structure of Corporate Center

Effect of interest rate changes on shareholders’ equity and Basel III CET1 capital

EDTF | The table “Accounting and capital effect of changes in interest rates” below illustrates the accounting and Basel III CET1 capital treatment of gains and losses resulting from changes in interest rates. For instruments held at fair value, a change in interest rates results in an immediate fair value gain or loss recognized either in the income statement or through other comprehensive income (OCI), whereas changes in interest income and expense on interest-bearing assets and liabilities held at amortized cost will be realized over time. Typically, increases in interest rates would lead to an immediate reduction in the value of our longer-term assets held at fair value, but we would expect this to be offset over time through higher net interest income (NII) on our core banking products. ▲

è	Refer to “Differences between Swiss SRB and BIS Basel III capital” in the “Capital management” section of this report for more information

EDTF | Pillar 3 | Accounting and capital effect of changes in interest rates1

	Recognition		Shareholders’ equity		Basel III CET1 capital
	Timing	Location	Gains	Losses	Gains	Losses
Available-for-sale debt portfolios	Immediate	OCI	●	●		●

Economic hedges classified as held for trading	Immediate	Income statement	●	●	●	●

Designated cash flow hedges	Immediate	OCI[2]	●	●

Loans and deposits at amortized costs	Gradual	Income statement	●	●	●	●

1  Refer to the table “Differences between Swiss SRB and BIS Basel III capital information” in the “Capital management” section of this report for more information on the differences between shareholders’ equity and Basel III CET1 capital.  2  Excluding hedge ineffectiveness which is recognized in the income statement in accordance with IFRS. ▲▲

Risk, treasury and capital management

Risk management and control

EDTF | In addition to the differing accounting treatments, our banking book positions have different sensitivities to different points on the yield curves. For example, our portfolios of available-for-sale debt securities and interest rate swaps designated as cash flow hedges, on the whole, are more sensitive to changes in longer-duration interest rates, whereas our deposits and a significant portion of our loans contributing to net interest income are more sensitive to short-term rates. These factors are important as yield curves may not shift on a parallel basis and could, for example, exhibit an initial steepening, followed by a subsequent flattening over time.

By virtue of the accounting treatment and yield curve sensitivities outlined above, in a steepening yield curve scenario we would expect to recognize an initial reduction in shareholders’ equity as a result of fair value losses through OCI. This would be compensated over time by increased NII once increases in interest rates affect in particular the shorter end of the yield curve. The effect would be similar on Basel III CET1 capital, albeit less pronounced as gains and losses on interest rate swaps designated as cash flow hedges are not recognized or reversed for regulatory capital purposes.

We subject the interest rate sensitive banking book exposures to a suite of interest rate scenarios in order to assess the impact on expected NII over both a 1-year and a 3-year time-horizon under the assumption of constant business volumes. We also consider the impact of the interest rate movements in each scenario on the fair value of the available-for-sale debt portfolios and cash flow hedges managed by Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury) that are recognized through OCI. While some standard scenarios tend to remain the same over time, such as a parallel rise in all yield curves by 100 basis points, the definitions of other scenarios are adapted based on prevailing market conditions. At the end of 2014 the following scenarios were analyzed in detail.

–

Negative IR (NIR) then Recovery: euro and Swiss franc yield curves drop in parallel by 50 basis points during the first three months, with no zero-floor applied, and therefore become negative, or more negative, whereas yield curves in US dollar and other currencies drop in parallel by 25 basis points, but remain floored at zero. Thereafter all rates recover according to market-implied forward rates.

–

NIR then Constant: same assumptions as the NIR then Recovery scenario, but after the first three months rates do not recover but remain at the then-prevailing levels until the end of the simulated time horizon.

–	Eurozone Deflation and Fed Tapering: US dollar yield curve rises and steepens; euro and Swiss franc yield curves develop as in the NIR then Recovery scenario.
–	Parallel +100 basis points: All yield curves rise in parallel by 100 basis points.

Audited | EDTF | Pillar 3 | Interest rate sensitivity – banking book1

	31.12.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(16.2)	(15.8)	(0.3)	(27.3)	(51.0)

EUR	72.1	66.0	(0.6)	(57.0)	(106.9)

GBP	(5.6)	(8.1)	0.2	23.0	46.3

USD	130.7	76.5	(0.2)	(21.0)	(52.8)

Other	1.8	(5.1)	0.2	17.7	36.0

Total impact on interest rate-sensitive banking book positions	182.7	113.5	(0.7)	(64.5)	(128.5)

of which: Wealth Management Americas	181.7	129.9	(0.5)	(48.5)	(110.6)

of which: Investment Bank	53.8	34.2	(0.5)	(52.2)	(111.4)

of which: Corporate Center – Core Functions	(37.3)	(44.3)	0.3	42.8	106.8

of which: CC – Non-core and Legacy Portfolio	(11.0)	(3.5)	(0.1)	(6.2)	(12.6)

	31.12.13
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(9.6)	13.7	0.1	14.5	32.0

EUR	73.9	47.3	(0.6)	(55.4)	(105.9)

GBP	21.5	14.2	(0.3)	(25.8)	(51.0)

USD	100.1	(40.6)	3.0	301.0	610.0

Other	(6.2)	(5.6)	0.1	5.6	11.6

Total impact on interest rate-sensitive banking book positions	179.7	29.0	2.4	239.8	496.7

of which: Wealth Management Americas	172.4	18.3	3.0	297.7	597.0

of which: Investment Bank	29.1	16.8	(0.2)	(20.4)	(40.3)

of which: Corporate Center – Core Functions	(27.0)	(11.7)	(0.3)	(23.1)	(30.8)

of which: CC – Non-core and Legacy Portfolio	4.3	5.1	(0.1)	(11.6)	(23.5)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes. Also not included in the sensitivities as of 31 December 2013 are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures were not materially affected by parallel shifts in US dollar interest rates, holding other factors constant. ▲▲▲

Risk, treasury and capital management

–	2015 CCAR Adverse: Federal Reserve Comprehensive Capital Analysis and Review (CCAR) – Adverse Scenario.
–	2015 CCAR Severely Adverse: Federal Reserve CCAR – Severely Adverse Scenario.
–	Constant Rates: All rates stay at current levels.

The results are compared to a baseline NII, which is calculated assuming interest rates in all currencies develop according to their market-implied forward rates and under the assumption of constant business volumes. The calculated impacts on baseline NII range between a deterioration of 8% and 15% and an improvement of 18% and 24% over a 1-year and 3-year horizon, respectively. The most adverse scenario is the NIR then Constant scenario, whereas the Parallel +100 basis points scenario is the most beneficial. ▲

Interest rate risk sensitivity to parallel shifts in yield curves

Audited | EDTF | Pillar 3 | Interest rate risk in the banking book is not underpinned for capital purposes, but is subject to a regulatory threshold. As of 31 December 2014 the economic-value impact of an adverse parallel shift in interest rates of 200 basis points on our banking book interest rate risk exposures is significantly below the threshold of 20% of eligible capital recommended by regulators.

The interest rate risk sensitivity figures presented in the table “Interest rate sensitivity – banking book” on the previous page represent the impacts of +1, ±100 and ±200-basis-point parallel moves in yield curves on present values of future cash flows, irrespective of accounting treatment. For some portfolios, the +1-basis-point sensitivity has been estimated by dividing the +100-basis-point sensitivity by 100. Due to the low level of interest rates, downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. Despite the current negative interest rate environment for the Swiss franc in particular, and also to a certain extent for the euro, this flooring of interest rates is appropriate since it is being applied for Wealth Management and Retail & Corporate client transactions, as well as for the interest rates that are used for the transactions within the banking book process between the aforementioned businesses and Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury), for which actual interest rates are subject to floors. The flooring results in nonlinear behavior of the sensitivity, in particular in US dollar when combined with prepayment risk on US mortgages and related products.

The sensitivity of the banking book to rising rates decreased year on year by CHF 3.1 million per basis point mainly due to reductions in Wealth Management Americas and the Investment Bank, partly offset by a slight increase in Corporate Center – Core Functions banking book sensitivity. Wealth Management Americas’ sensitivity declined by CHF 3.5 million due to the recalibration of the prepayment model, which resulted in the lengthening of the asset duration, and the adoption of a more reactive client-rate model which reduced the deposit duration. The sensitivity of the banking book to rising rates includes the interest rate sensitivities arising from debt investments classified as Financial investments available-for-sale and their associated hedges. The sensitivity of these positions (excluding hedges and excluding investments in funds accounted for as available-for-sale) to a 1-basis-point parallel increase in the yields of the respective instruments is approximately negative CHF 10 million, which would be recorded in Other comprehensive income if such change occurred.

The sensitivity of the banking book to rising rates also includes interest rate sensitivities arising from interest rate swaps designated in cash flow hedges. Fair value gains or losses associated with the effective portion of these swaps are recognized initially in Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to profit or loss. These swaps are denominated in US dollar, euro, British pound and Swiss franc. As of 31 December 2014, the fair value of these interest rate swaps amounted to CHF 4.5 billion (positive replacement values) and CHF 1.4 billion (negative replacement values). The impact of a 1-basis-point increase of underlying LIBOR curves would have decreased equity by approximately CHF 22.1 million, excluding adjustments for tax. ▲▲▲

è	Refer to “Note 15 Financial investments available-for-sale” in the “Financial information” section of this report for more information

Other market risk exposures

Own credit

EDTF | We are exposed to changes in UBS’s own credit which are reflected in the valuation of those financial liabilities designated at fair value, for which UBS’s own credit risk would be considered by market participants. We also estimate debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives. Changes in fair value due to changes in own credit are recognized in the income statement and therefore affect shareholders’ equity and CET1 capital. ▲

è	Refer to “Note 24 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Structural foreign exchange risk

EDTF | On consolidation, assets and liabilities held in foreign operations are translated into Swiss francs at the closing foreign exchange rate on the balance sheet date, and items of income and expense are translated into Swiss francs at the average rate for the period. The resulting foreign exchange differences are recognized in Other comprehensive income and therefore affect shareholders’ equity and Basel III CET1 capital.

Group Treasury employs strategies to manage this foreign currency exposure, including matched funding of assets and liabilities and net investment hedging. ▲

è	Refer to the “Treasury management” section of this report for more information on our exposure to and management of structural foreign exchange risk

Risk, treasury and capital management

Risk management and control

Equity investments

Audited | EDTF | Under IFRS, equity investments not in the trading book may be classified as Financial investments available-for-sale, Financial assets designated at fair value or Investments in associates.

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

As of 31 December 2014, we held equity investments totaling CHF 1.6 billion, of which CHF 0.7 billion were classified as Financial investments available-for-sale, and CHF 0.9 billion as Investments in associates. This was broadly unchanged from the prior year. ▲▲

è	Refer to “Note 15 Financial investments available-for-sale” and “Note 30 Interests in other entities” in the “Financial information” section of this report for more information

Debt investments

Audited | EDTF | Debt investments classified as Financial investments available-for-sale are measured at fair value with changes in fair value recorded through Equity, and can broadly be categorized as money market instruments and debt securities primarily held for statutory, regulatory or liquidity reasons.

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

Debt instruments classified as Financial investments available-for-sale had a fair value of CHF 56.5 billion as of 31 December 2014 compared with CHF 58.9 billion as of 31 December 2013. ▲ ▲

è	Refer to “Note 15 Financial investments available-for-sale” in the “Financial information” section of this report for more information
è	Refer to “Interest rate risk sensitivity to parallel shifts in yield curves” in this section for more information
è	Refer to the “Treasury management” section of this report for more information

Pension risk

EDTF | We maintain a number of defined benefit pension plans for past and current employees. The ability of each plan to meet the projected pension payments is maintained principally through investments. Pension risk arises because the fair value of these plan assets might decline, their investment returns might decrease or the estimated value of the defined benefit obligation might increase. If plan assets are insufficient to meet the projected pension payments, UBS may be required, or might choose, to make extra contributions to the pension plans.

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

Pension risk is included in our Group-wide statistical and stress testing metrics which flow into our risk appetite framework. ▲

è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of this report for more information

UBS own share exposure

EDTF | We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in connection with market-making and hedging activities. ▲

è	Refer to “Holding of UBS Group AG shares” in the “Capital management” section of this report for more information

222

Risk, treasury and capital management

Country risk

Key developments during the period

The situation in Ukraine has been at the forefront of the geopolitical arena throughout 2014. Although our direct exposure to Ukraine is minimal, the possibilities for broader economic contagion remain a concern, in particular a potential weakening of the eurozone recovery from sanctions against Russia. The mix of Western sanctions, combined with the decline in oil prices at the end of the year, placed increasing pressure on Russia’s credit profile, in response to which we took various risk limiting and mitigating actions, including reducing our country exposure limit, expanding requirements for credit officer approval, and reducing the lending values of Russian securities.

Country risk framework

Country risk includes all country-specific events that occur within a sovereign’s jurisdiction and may lead to an impairment of UBS’s exposures. Country risk can take the form of sovereign risk, which refers to the ability and willingness of a government to honor its financial commitments; transfer risk, which would arise if an issuer or counterparty could not acquire foreign currencies following a moratorium of a central bank on foreign exchange transfers; or “other” country risk. “Other” country risk may manifest itself through increased and multiple counterparty and issuer default risk (systemic risk) on the one hand, and by events that may affect the standing of a country (e.g., political stability, institutional and legal framework) on the other hand. We have a well-established risk control framework through which we assess the risk profile of all countries where we have exposure.

EDTF | We attribute to each foreign country a sovereign rating, which expresses the probability of the sovereign defaulting on its own financial obligations in foreign currency. Our ratings are expressed by statistically derived default probabilities as described in the “Probability of default” section above. Based on this internal analysis we also define the probability of a transfer event occurring and establish rules as to how the aspects of “other” country risk should be incorporated into the analysis of the counterparty rating of incorporated entities that are domiciled in the respective country.

We ensure that our exposure to all foreign countries is commensurate with the credit ratings we assign to them, and that it is not disproportionate to the respective country risk profile. A country risk ceiling (i.e., maximum aggregate exposure) applies to all our exposures to counterparties or issuers of securities and financial investments in the respective foreign country. We may limit the extension of credit, transactions in traded products or positions in securities based on a country ceiling, even if our exposure to a counterparty is otherwise acceptable.

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

Our exposures to market risks are also subject to regular stress tests that cover major global scenarios, which are used for combined stress testing as well, whereby we apply market shock factors to equity indices, interest and currency rates in all relevant countries and consider the potential liquidity of the instruments. ▲

Country risk exposure

EDTF | Country risk exposure measure

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

We do not recognize any expected recovery values when reporting country exposures as Exposure before hedges except for the risk-reducing effects of master netting agreements and collateral held in the form of either cash or portfolios of diversified marketable securities, which we deduct from the basic positive exposure values. Within banking products and traded products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the Net of hedges exposures. ▲

Risk, treasury and capital management

Risk management and control

Country risk exposure allocation

EDTF | In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security. For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country. ▲

This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral, where we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

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

Exposures to selected eurozone countries

EDTF | Our exposure to peripheral European countries remains limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone. As noted in the “Stress testing” section, the Euro Crisis scenario was our binding scenario for Combined Stress Test purposes during 2014, and was evolved into the Eurozone Crisis scenario at the end of 2014, making it central to the regular monitoring of risk exposure against the minimum capital, earnings and leverage ratio objectives in our risk appetite framework.

The table “Exposures to selected eurozone countries” on the next page provides an overview of our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies as of 31 December 2014. Finland has been added to the table following the downgrade of its credit rating by Standard & Poor’s from AAA to AA+ in October 2014. The table shows an internal risk view of gross and net exposures split by sovereign, agencies and central banks, local governments, banks and other counterparties (including corporates, insurance companies and funds). Exposures to Andorra, Cyprus, Estonia, Latvia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia are grouped in Other. ▲

Pillar 3 | CDS are primarily bought and sold in relation to our trading businesses, but are also used to hedge parts of our risk exposure, including that related to selected eurozone countries. As of 31 December 2014, and not taking into account the risk-reducing effect of master netting agreements, we had purchased approximately CHF 29 billion gross notional of single name CDS protection on issuers domiciled in Greece, Italy, Ireland, Portugal or Spain (GIIPS) and had sold CHF 26 billion gross notional of single-name CDS protection. On a net basis, taking into account the risk reducing effect of master netting agreements, this equates to approximately CHF 8 billion notional purchased and CHF 6 billion notional sold. More than 99% of gross protection purchased was from investment grade counterparties (based on our internal ratings) and on a collateralized basis. The vast majority of this was from financial institutions domiciled outside the eurozone. Approximately CHF 0.5 billion of the gross protection purchased was from counterparties domiciled in a GIIPS country with just over CHF 0.1 billion from counterparties domiciled in the same country as the reference entity.

Holding CDS for credit default protection does not necessarily protect the buyer of protection against losses, as the contracts will only pay out under certain scenarios. The effectiveness of our CDS protection as a hedge of default risk is influenced by a number of factors, including the contractual terms under which the CDS was written. Generally, only the occurrence of a credit event as defined by the CDS terms (which may include among other events, failure to pay, restructuring or bankruptcy) results in a payment under the purchased credit protection contracts. For CDS contracts on sovereign obligations, repudiation can also be deemed as a default event. The determination as to whether a credit event has occurred is made by the relevant International Swaps and Derivatives Association (ISDA) determination committees (comprised of various ISDA member firms) based on the terms of the CDS and the facts and circumstances surrounding the event. ▲

224

Risk, treasury and capital management

EDTF | Exposures to selected eurozone countries

CHF million	Total			Banking products (loans, guarantees, loan commitments)				Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits/remaining exposure from derivatives)
31.12.14		Net of hedges	[1]	Exposure before hedges	Net of hedges	[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	7,842	7,227		1,294	876		486	1,470	1,274	5,078

Sovereign, agencies and central bank	5,174	5,053		70	70			218	97	4,886

Local governments	34	34		6	6			25	25	2

Banks	448	448		183	183			210	210	55

Other[2]	2,186	1,692		1,034	616			1,017	941	135

Netherlands	5,768	5,086		1,640	961		460	576	573	3,552

Sovereign, agencies and central bank	3,216	3,216		0	0			10	10	3,206

Local governments

Banks	593	593		91	91			299	299	203

Other[2]	1,959	1,277		1,548	870			267	263	144

Italy	2,200	1,594		1,232	708		569	510	428	458

Sovereign, agencies and central bank	115	43		42	42			73	1

Local governments	102	93						102	93

Banks	694	694		259	259			58	58	378

Other[2]	1,289	764		932	407			277	277	80

Finland	1,961	1,904		101	43		5	63	63	1,797

Sovereign, agencies and central bank	1,561	1,561								1,561

Local governments	3	3						1	1	1

Banks	281	281		5	5			52	52	225

Other[2]	116	59		96	38			11	11	10

Spain	1,587	1,305		441	159		104	211	211	935

Sovereign, agencies and central bank	21	21		20	20					1

Local governments	1	1						1	1	0

Banks	288	288		24	24			177	177	87

Other[2]	1,277	995		397	115			33	33	847

Austria	859	690		34	34		18	233	65	592

Sovereign, agencies and central bank	598	430						170	1	429

Local governments	3	3								3

Banks	230	230		18	18			58	58	154

Other[2]	28	28		16	16			6	6	6

Ireland[3]	923	923		71	71		22	638	638	214

Sovereign, agencies and central bank	0	0						0	0

Local governments

Banks	75	75		22	22			22	22	31

Other[2]	848	848		49	49			616	616	183

Belgium	531	531		196	196		2	64	64	272

Sovereign, agencies and central bank	297	297						45	45	252

Local governments

Banks	180	180		163	163			5	5	12

Other[2]	54	54		33	33			14	14	7

Portugal	237	225		123	111		110	8	8	107

Sovereign, agencies and central bank

Local governments

Banks	6	6		2	2			0	0	4

Other[2]	231	219		120	108			7	7	103

Greece	13	13		6	6		5	0	0	7

Sovereign, agencies and central bank	0	0								0

Local governments

Banks	6	6		6	6					0

Other[2]	7	7		1	1			0	0	6

Other[4]	168	168		128	128		7	8	8	32

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 51 million (of which: Malta CHF 37 million, Ireland CHF 6 million and France CHF 5 million).  2  Includes corporates, insurance companies and funds.  3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.  4  Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia. ▲

Risk, treasury and capital management

Risk management and control

EDTF | Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

	Protection bought						Protection sold		Net position (after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.12.14	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	234	0	6	0	0	0	(262)	(7)	52	(80)	2	(8)

Italy	20,825	219	297	(1)	82	0	(18,820)	(415)	4,670	(2,665)	109	(305)

Ireland	1,298	(26)	12	0	0	0	(1,029)	20	690	(421)	13	(20)

Portugal	1,517	(28)	25	0	0	0	(1,537)	(3)	770	(790)	16	(47)

Spain	4,978	(99)	135	(1)	41	0	(4,356)	74	2,190	(1,568)	55	(81)

Total	28,852	65	475	(2)	123	(1)	(26,004)	(332)	8,371	(5,523)	195	(461)

▲

Exposure to emerging market countries

The table “Emerging markets net exposure by major geographical region” on the following page shows the five largest emerging market country exposures in each major geographical area by product type as of 31 December 2014 compared with 31 December 2013. Based on the main country rating categories, as of 31 December 2014, 94% of our emerging market country exposure was rated investment grade compared with 93% as of 31 December 2013.

Our direct net exposure to Russia was CHF 0.9 billion as of 31 December 2014, approximately half of which related to margin loans to Russian borrowers which are secured by global depository receipts issued by Russian companies.

EDTF | Emerging markets net exposure1 by internal UBS country rating category

CHF million	31.12.14	31.12.13
Investment grade	18,993	14,880

Sub-investment grade	1,107	1,126

Total	20,101	16,007

1  Net of credit hedges (for banking products and for traded products); net long per issuer (for trading inventory). Total allowances and provisions of CHF 83 million are not deducted (31 December 2013: CHF 65 million). ▲

Risk, treasury and capital management

EDTF | Emerging market exposures by major geographical region and product type

CHF million	Total		Banking products (loans, guarantees, loan commitments)		Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits/remaining exposure from derivatives)
	Net of hedges[1]		Net of hedges[1]		Net of hedges		Net long per issuer
	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Emerging America	1,850	2,223	537	789	548	626	765	807

Brazil	1,250	1,335	227	387	400	521	623	427

Mexico	300	331	165	93	66	49	68	190

Colombia	94	192	49	139	27	12	19	42

Chile	92	152	37	81	52	44	3	26

Argentina	40	57	23	37			17	20

Other	73	156	36	53	2	1	36	103

Emerging Asia	13,807	9,720	4,151	3,722	2,730	1,783	6,927	4,216

China	6,982	3,528	1,341	1,160	378	263	5,263	2,105

Hong Kong	2,000	1,436	574	588	1,052	541	373	307

South Korea	1,680	1,158	323	273	713	472	643	413

India	1,227	1,335	949	735	235	190	43	410

Taiwan	923	921	229	309	266	193	428	420

Other	996	1,342	734	657	85	124	177	561

Emerging Europe	1,728	1,591	922	978	77	89	729	525

Russia	886	835	317	509	28	24	541	302

Turkey	374	324	276	248	27	25	70	51

Azerbaijan	153	4	147	3	5	0	1

Poland	52	47	30	32	4	11	18	3

Bulgaria	49	76	38	40			11	36

Other	215	305	114	144	12	28	88	133

Middle East and Africa	2,716	2,473	1,012	890	1,093	1,005	611	578

Saudi Arabia	576	673	148	149	428	503	0	20

South Africa	470	438	80	154	52	43	339	241

United Arab Emirates	464	281	247	141	122	67	95	72

Kuwait	445	357	12	9	433	348	0	1

Nigeria	208	111	203	100	0	2	5	10

Other	552	612	322	337	58	41	172	234

Total	20,101	16,007	6,622	6,379	4,447	3,502	9,032	6,126

1  Not deducted are total allowances and provisions for credit losses of CHF 83 million (31 December 2013: CHF 65 million). ▲

Risk, treasury and capital management

Risk management and control

Operational risk

Key developments during the period

EDTF | On 1 January 2014, the Operational Risk Control unit merged with the Compliance function to manage the Group’s compliance, conduct and operational risks in a fully integrated manner. Combining the perspectives and specific skills of the two control functions has already helped further strengthen the overall control environment and early benefits have included significant enhancement of specific capabilities such as monitoring and surveillance, standardization of key processes, an improved alignment to the business divisions and a clear focus on the control responsibilities required from the second line of defense.

The effective prevention of misconduct or its detection at the earliest opportunity is of critical importance to the firm, as evidenced by the material level of litigation risk to which the firm remains exposed. The work to design and implement a global conduct risk framework which is embedded in all aspects of the firm’s activities is an important part of reinforcing a risk culture that ensures client considerations and market integrity are at the center of all decisions and activities. In 2014, we began implementing the framework with a pilot project in the UK, maintaining an open dialogue with our regulators through the design phase. The elevated conduct standards are designed to leverage the existing operational risk framework and to extend the focus from how we control our business, to how we run our business to achieve the fairest outcomes for our clients. Through 2015 we will continue to roll out the conduct risk framework globally.

We have further emphasized the importance of the behavioral aspects of risk management in protecting the reputation of our firm by enhancing our whistleblowing processes. We have reinforced the Speak Up maxim endorsed by the Chairman and Group CEO, strengthened supervision of the front office and enhanced employee conduct standards, introducing globally standardized policies governing areas such as personal account dealing.

To strengthen our ability to detect, deter and prevent unacceptable behavior we have taken proactive identification of risk another step forward through programs to enhance our monitoring and surveillance capabilities. We have also extended our use of analytical techniques. Together these programs will aid us in proactively identifying relevant policy breaches and suspicious patterns of activity within critical risk taxonomies. In the course of 2014 we have developed our automated monitoring capabilities for electronic and audio communications and introduced sophisticated trade and cross-border surveillance. We will continue this work through 2015 to both broaden and deepen our coverage across the firm.

Maintaining the operational resilience of the firm through a continued period of significant restructuring will be a key focus for 2015. Compliance and Operational Risk Control (C&ORC) will engage directly in the related projects to provide support and oversight and help identify risk concentrations. During 2015, we will integrate the Group Technology Risk organization into C&ORC to further enhance independent oversight of the technology transformation program.

Cyber-attacks against the financial industry have become increasingly sophisticated as criminal organizations deploy resources and technical capabilities to target specific institutions. We therefore continue to invest significantly in dedicated security programs to continually strengthen our cyber defense against increasing threats.

Ensuring that the financial crime risk control environment remains effective and consistently updated to reflect new threats is critical to protecting client and firm assets. Threats in this area have intensified due to a rapidly changing and developing geopolitical environment and the increasing sophistication of cyber-crime noted above. These external developments are in addition to continued regulatory change and the potential for further sanctions. We will therefore continue to place significant focus on our anti-fraud initiatives and on ensuring that the financial crime-related frameworks remain effective and reflect developments such as the Financial Action Task Force recommendations.

Suitability risk remains an area of heightened regulatory focus for the financial industry, especially during this extended period of low interest rates and search for yield by clients. In response, several current or proposed major legislative change programs (such as Dodd Frank in the US, the Markets in Financial Instruments Directive II in the EU and the Finanzdienstleistungsgesetz in Switzerland) include a strong focus on consumer protection, suitability and product governance requirements. The strong emphasis on customer protection and the direct linkage to conduct risk considerations reinforces the need for robust and dynamic suitability frameworks which are able to react to changing expectations. We continue to enhance the governance around our suitability and product risk taxonomies to align internal processes and controls to new requirements.

In addition, we will focus on the continued enhancement of our cross border framework so that it reflects developing business and regulatory change, including the implementation of behavioral based monitoring and surveillance.

As a result of the industry-wide investigations into irregularities in foreign exchange (FX) markets we have significantly enhanced our control framework within the FX business, including support functions, and strengthened the surveillance of our FX desks. Other developments in the Operational Risk framework include the continued development of our Group-wide program for independent management testing of key procedural controls. A dedicated group of control testers provide independent assurance of the effectiveness of our controls to address specific risks. This

Risk, treasury and capital management

testing addresses both design and operating effectiveness and, having initially focused on controls relevant to our certifications under sections 302 and 404 of the Sarbanes-Oxley Act of 2002, is being extended to cover other critical risk themes.

In addition to the developments and areas of key focus noted above, we have made substantial progress toward the implementation of a single consistent process for the assessment of compliance and operational risk that is used throughout the firm by both Risk Control and the business. We have further supplemented this internal view of risk with a forward-looking strategic trend analysis, which examines potential changes to the external environment across a number of dimensions (regulatory, macro-economic, political, social and technological) and the implications for the firm’s compliance and operational risk profile.

To complement the enhancements to our risk assessment processes we have continued to improve the C&ORC’s alignment and interaction with the business divisions. Underpinning these improvements is a clear distinction between the risk management responsibilities of business management, the first line of defense, and the risk control responsibility of relevant control functions, the second line of defense. This clarification of mission and mandate for C&ORC has been reinforced through the establishment of a comprehensive service delivery and process model to ensure clear accountability. Work to embed these changes will continue throughout 2015. ▲

Operational risk framework

EDTF | Pillar 3 | Operational risk is an inherent part of our business, as losses can result from inadequate or flawed internal processes, decisions and systems, or from external events. The impact of operational risk remains at elevated levels, and can arise from past and current business activities across all business divisions and the Corporate Center. We aim to provide a framework that supports the identification and assessment of material operational risks and their potential concentrations, in order to achieve an appropriate balance between risk and return.

The business division Presidents and the Corporate Center function heads are ultimately accountable for the effectiveness of operational risk management and for the implementation of our operational risk framework. Management in all functions (business, logistics and control functions) are responsible for ensuring an appropriate operational risk management environment, including the establishment and maintenance of robust internal controls, effective supervision and a strong risk culture.

C&ORC provides an independent and objective view of the adequacy of operational risk management across the Group. It is governed by the C&ORC Management Committee, which is chaired by the Global Head of Compliance & Operational Risk Control, who reports to the Group Chief Risk Officer and is a member of the Risk Executive Committee.

The operational risk framework describes general requirements for managing and controlling operational risk at UBS. It is built on four main pillars:

1.	classification of inherent risks through the operational risk taxonomy;
2.	assessment of the design and operating effectiveness of controls through the internal control assessment process;
3.	assessment of residual risk through the operational and business risk assessment processes, and
4.	remediation to address identified deficiencies which are outside accepted levels of residual risk.

The operational risk taxonomy provides a clear and logical classification of our inherent operational risks, across all business divisions. Throughout the organizational hierarchy, a level of risk tolerance must be agreed for each of the taxonomy categories together with a minimum set of internal controls and associated performance thresholds considered necessary to keep risk exposure within acceptable levels.

All functions within our firm are required to perform a semi-annual internal control assessment process whereby they assess and evidence the design and operating effectiveness of their key controls. This also forms the basis for the assessment and testing of the controls which oversee financial reporting as required by the Sarbanes-Oxley Act, section 404 (SOX 404). The enhanced framework facilitates the identification of SOX 404-relevant controls for independent testing, functional assessments, gathering of evidence, management affirmation and remediation tracking.

UBS employs a global harmonized framework to assess the aggregated impact of control deficiencies and the adequacy of remediation efforts. The integrated risk assessment approach covers all business activities and internal as well as external factors posing a threat to UBS Group, and aggregates the impact of weaknesses in the control environment to provide a transparent assessment of the current operational risk exposure against agreed risk tolerance levels. Significant control deficiencies that surface during the internal control and risk assessment processes must be reported in the operational risk inventory, and sustainable remediation must be defined and delivered. All significant issues are assigned to owners at the senior management level and must be reflected in the respective manager’s annual performance measurement and management objectives. To assist with prioritization of all known operational risk issues, irrespective of origin, a common rating methodology is adopted by all internal control functions and both internal and external audit. Group Internal Audit applies an enhanced assurance process to risk issue closure to promote rigorous management discipline in identifying, mitigating and sustainably remediating operational risk issues. As a further enabler of strong risk management, responsibility for the management of the front-to-back control environment, assumed by the Chief Operating Officers, has been re-emphasized and visibility of the front-to-back control environment further enhanced by advancing our reporting processes.

Risk and behaviors remain embedded in our performance and compensation considerations, and as a firm we continue to deliver employee behavioral initiatives such as the “Principles of Good Supervision,” and mandatory compliance and risk training. ▲▲

Risk, treasury and capital management

Risk management and control

Advanced measurement approach model

EDTF | Pillar 3 | The operational risk framework is aligned to and underpins the calculation of regulatory capital, which in turn allows us to quantify operational risk and set effective management incentives. The processes detailed above are integral to the quantification of operational risk, which reinforces integration and alignment of the operational risk framework and the calculation of capital.

We measure operational risk exposure and calculate operational risk regulatory capital by using the advanced measurement approach (AMA) in accordance with FINMA requirements.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators. Regulatory requirements are currently leading to the implementation of AMA models for specific UBS entities. In particular, the operational risk regulatory capital requirements for the new banking subsidiary of UBS AG in Switzerland are currently being determined and will be finalized in the first half of 2015. The design of the AMA model, which has been tailored to meet the new subsidiary’s operational risk exposure, has been aligned with the Group model, with adaptations where necessary. It will be presented to FINMA as part of the banking license approval process for UBS Switzerland AG.

The AMA model consists of a backward-looking historical and a forward-looking scenario component. The historical component takes a retrospective view based on our history of operational risk losses since January 2002, excluding extreme losses incurred by UBS, which are captured within the scenario component. The key assumption within the historical component is that past events form a reasonable proxy for future events. A distribution of aggregated losses over one year is derived by modeling severities and frequencies separately and then combining them. This is referred to as a loss distribution approach and is used to project future total losses based on historical experience and to determine the expected loss portion of our capital requirement.

The scenario component takes a forward-looking view of potential operational losses that may occur, taking into account the operational risk issues facing the Group. The aim is to arrive at a reasonable estimate of unexpected or tail loss exposure (corresponding to a low-frequency/high-severity event). We use 20 AMA taxonomy categories which are aligned to the operational risk taxonomy.

For each of these categories three frequency/severity pairs are defined, representing the base, stress and worst case. Calibration and adjustments to the scenario component parameters are based on internal extreme losses, loss data from peer banks, outputs of the integrated risk assessments, including consideration of the business and internal control environment, as well as extensive annual verification by internal subject matter experts. The chart above provides a high-level overview of the model components and their respective inputs into the calculation.

The AMA model adds the sampled losses from the historical and the scenario component to derive the regulatory capital figure which equals the 99.9% quantile of the overall loss distribution.

Currently, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

In 2014, we made no material methodology changes to our AMA model. Developments focused on enhancing the benchmarking framework to support the plausibility of AMA model results and on establishing granular reporting of operational risk exposure by event type (i.e., AMA taxonomy) and business lines. We made further progress in the adaptation of the Group’s AMA model to support local and regional entity-specific regulatory requirements and to ensure a consistent approach for the measurement of operational risk globally.

In 2015, we will review the Group AMA model design, methodology and calibration in depth. Resulting model adaptions will be presented to FINMA for approval prior to implementation.

A FINMA increment to our AMA-based operational risk-related RWA (OR RWA) in relation to known or unknown litigation, compliance and other operational risk matters took effect on 1 October 2013 and continued to be applied throughout 2014. As mutually agreed between UBS and FINMA, the incremental OR RWA was subject to recalculations based on supplemental analysis performed each quarter. The incremental OR RWA calculated based upon this supplemental analysis as of 31 December 2014 was

Risk, treasury and capital management

CHF 17.5 billion, a decrease of CHF 5.0 billion compared with 31 December 2013. In 2015, we will continue to hold incremental RWA for litigation, regulatory and similar matters and other contingent liabilities.

We continued to allocate operational risk regulatory capital to the business divisions and Corporate Center based on historical operational risk-related losses, and applied an improved methodology to the allocation of the FINMA operational risk capital increment. ▲▲

AMA model confirmation

EDTF | Pillar 3 | The Group AMA model is subject to an annual quantitative and qualitative review to ensure that model parameters are plausible and reflect the developing operational risk profile of the firm. This review is independently verified by Quantitative Risk Control (QRC) and supplemented with additional sensitivity and benchmarking analysis. ▲▲

è	Refer to the “Capital management” section of this report for more information on the development of risk-weighted assets for operational risk
è	Refer to “Risk measurement” in this section for more information on our approach to model confirmation procedures

Risk, treasury and capital management

Risk management and control

Corporate Center – Non-core and Legacy Portfolio

During 2014, Non-core and Legacy Portfolio balance sheet assets declined by CHF 45 billion to CHF 170 billion, a 21% reduction, mainly due to a CHF 34 billion reduction in positive replacement values (PRV) and, to a lesser extent, a CHF 11 billion reduction in funded assets along with a CHF 1 billion reduction in collateral delivered against over-the-counter (OTC) derivatives.

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio declined by CHF 28 billion to CHF 36 billion. This is below our target of approximately CHF 40 billion for year-end 2015. The Swiss systemically relevant banks (SRB) leverage ratio denominator decreased by CHF 67 billion to CHF 93 billion.

Non-core

In the first quarter of 2013, the non-core businesses were transferred from the Investment Bank to Corporate Center – Non-core, where they have since been managed and reported. The Non-core positions originated mainly within the Investment Bank’s rates and credit businesses, are capital and balance sheet-intensive or belonged to areas with high operational complexity and long tail risks. The majority consist of over-the-counter (OTC) derivatives reported as replacement values on our balance sheet. In contrast to the Legacy Portfolio, credit risk from counterparty exposures in Non-core is well diversified by both currency and geographical region, and single-name exposures are limited. Over 95% of gross PRV was collateralized as of 31 December 2014. Overall market risk is hedged and primarily relates to liquid market factors such as interest rates and foreign currencies.

Non-core balance sheet assets decreased by CHF 38 billion to CHF 151 billion as of 31 December 2014, mainly due to CHF 33 billion lower PRV from our OTC rates and credit derivatives that make up the majority of our remaining Non-core portfolios. During the year, we executed a series of risk transfers to exit the majority of the correlation trading portfolio, which involved entering into a large number of back-to-back trades to transfer market risk. We subsequently derecognized these trades from our balance sheet via novations to third parties, thereby transferring credit risk, and reducing PRV by approximately CHF 11 billion. The originally targeted novations are now complete.

Within our rates portfolio, PRV decreased due to negotiated bilateral settlements with specific counterparties (unwinds),

third-party novations, including transfers to central clearing houses (trade migrations), agreements to net down trades with other dealer counterparties (trade compressions), partly offset by currency and interest rate movements. Rates reduction activity continued to be prioritized by comparing exit costs to RWA and capital consumption along with trade complexity in order to maximize shareholder value. Funded assets decreased by CHF 5 billion, mainly from the exit of precious metal holdings held on behalf of clients and from the last remaining trade in the structured reverse repo portfolio maturing. Remaining funded asset positions are largely corporate loans and bonds held to hedge OTC positions and collateral held for structured note issuances. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 2 billion, or 1%, of total Non-core balance sheet assets as of 31 December 2014.

Non-core RWA totaled CHF 16 billion as of 31 December 2014, a decrease of CHF 16 billion compared with 31 December 2013, due to ongoing RWA reduction activity that resulted in a CHF 8 billion decrease in credit risk and a CHF 5 billion decrease in market risk RWA. Operational risk RWA decreased by CHF 2 billion.

Legacy Portfolio

The Legacy Portfolio was created in the fourth quarter of 2011 and comprises positions originated in the Investment Bank. The majority of Legacy Portfolio positions are relatively concentrated and illiquid.

Legacy Portfolio balance sheet assets decreased by CHF 6 billion to CHF 19 billion during 2014. Funded assets decreased by CHF 6 billion, which included the full repayment of the loan to the BlackRock fund, the final exit from student loan auction rate securities, the sale of CMBS assets used to hedge certain CDS contracts facing monolines that were terminated during the year and a number of smaller position reductions. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion, or 15%, of total Legacy Portfolio balance sheet assets as of 31 December 2014.

Legacy Portfolio RWA totaled CHF 19 billion as of 31 December 2014, a decrease of CHF 11 billion compared with 31 December 2013 due to a CHF 10 billion combined reduction in credit risk and market risk RWA and a CHF 1 billion decrease in operational risk RWA.

Risk, treasury and capital management

An overview of the composition of Non-core and Legacy Portfolio is presented below and on the following page, including position and RWA information for 2014 and 2013. The grouping of positions by exposure category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event

Risk, treasury and capital management

Risk management and control

of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. All positions, primarily PRV, are affected by market factors outside the control of UBS, such as interest rate movements.

Risk, treasury and capital management

Treasury management

Liquidity and funding management

Strategy and objectives

Audited | EDTF | We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory constraints as described below. In line with our strategy to reduce our balance sheet assets, we intend to generate capacity within our liquidity and funding positions. We are continuing to focus our activities on a set of highly synergistic, less capital and balance sheet-intensive businesses dedicated to serving clients and well-positioned to maximize value for shareholders. ▲▲

This section provides more detailed information on current and potential future regulatory requirements, our governance structure, our liquidity and funding management including our sources of funding and liquidity, and our contingency planning and stress testing.

è	Refer to the “Our strategy” section of this report for more information

Liquidity and funding regulatory requirements

Audited | EDTF | We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from the internal stress models with external measures, primarily the evolving regulatory requirements for the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). ▲

The LCR provides banks with a measurement intended to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The Bank for International Settlements (BIS) future minimum regulatory requirement is an LCR of at least 100% as of 2019. However, based on the Swiss Liquidity Ordinance and FINMA’s circular “Liquidity risks – banks,” as revised in June and July 2014 respectively, as a Swiss systemically relevant bank, we will have to maintain an LCR of at least 100% from 1 January 2015 and to disclose actual LCR ratios on a quarterly basis from the first quarter of 2015 onwards. As of 31 December 2014, UBS was compliant with the existing FINMA liquidity requirements.

The NSFR assigns a required stable funding factor to assets, representing the illiquid part of the assets, and assigns all liabilities an available stable funding factor, representing the stability of a liability, intended to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The BIS future minimum regulatory requirement is an NSFR of at least 100% as of 2018. In the interim, our NSFR ratio is calculated on a pro-forma basis, using current supervisory guidance from FINMA. ▲

è	Refer to the “Regulatory and legal developments” section of this report for more information

EDTF | The tables below and on the next page show our pro-forma Basel III liquidity ratios based on the supervisory guidance from FINMA at the reference dates, with the calculation for 31 December 2014 reflecting the revisions to the Swiss Liquidity Ordinance and the FINMA circular “Liquidity risks – banks.” These

EDTF | Pro-forma liquidity coverage ratio (LCR)
CHF billion, except where indicated	31.12.14	31.12.13
Cash outflows	240	236

Cash inflows	88	97
Net cash outflows	152	139

Liquidity asset buffer	188	153

Regulatory LCR (%)	123	110

Additional contingent funding sources[1]	56	54

Management LCR (%)	160	148

1 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.▲

Risk, treasury and capital management

Treasury management

EDTF | Pro-forma net stable funding ratio (NSFR)

CHF billion, except where indicated	31.12.14	31.12.13
Available stable funding	372	346

Required stable funding	352	318

NSFR (%)	106	109

		▲

calculations include estimates of the impact of the rules and their interpretation, and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced. For the LCR, cash out and inflows are estimated for up to a 30-day period under severe general market and firm-specific stress scenarios. The liquidity asset buffer includes our dedicated Group liquidity reserve, excess cash at major central banks and unencumbered collateral pledged to central banks. A more detailed breakdown of the liquidity asset buffer is shown in the “Pro-forma liquidity asset buffer” table on the next page. Available stable funding for our NSFR consists mainly of client deposits from our wealth management businesses, long-term debt issued and capital. This source of stable funding is used primarily to support residential mortgages as well as other loans.

We also calculate a management LCR, for which we consider, in addition to the liquidity asset buffer, further high quality and unencumbered contingent funding sources, which primarily consisted of local liquidity reserves and unutilized funding capacity. ▲

Governance

Audited | EDTF | Our liquidity and funding strategy is proposed by Group Treasury, approved by the Group Asset and Liability Management Committee (Group ALCO) and overseen by the Risk Committee of the Board of Directors. ▲▲

EDTF | Group Treasury monitors and oversees the implementation and execution of our liquidity and funding strategy, and ensures adherence to our liquidity and funding policies including limits and targets, reporting the Group’s overall liquidity and funding position, including funding status and concentration risks, at least monthly to the Group ALCO and the Risk Committee. This enables close control of both our cash and collateral, including our stock of high-quality liquid securities, and ensures that the Group’s general access to wholesale cash markets is centralized in Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury). In addition, should a crisis require contingency funding measures to be invoked, Group Treasury is responsible for coordinating liquidity generation with representatives of the relevant business areas. ▲

Audited | EDTF | Liquidity and funding limits and targets are set at a Group and business division level, and are reviewed and reconfirmed at least once a year by the Board of Directors, the Group ALCO, the Group CFO, the Group Treasurer and the business divisions taking into consideration current and projected business strategy and risk tolerance. The principles underlying our limit and target framework aim to maximize and sustain the value of our business franchise and maintain an appropriate balance in the asset and liability structure. Structural limits and targets focus on the structure and composition of the balance sheet, while supplementary limits and targets are designed to drive the utilization, diversification and allocation of funding resources. Together the limits and targets focus on liquidity and funding risk for periods out to one year, including stress testing. To complement and support this framework, Group Treasury monitors the markets with a dashboard of early warning indicators reflecting the current liquidity situation. The liquidity status indicators are used at a Group level to assess both the overall global and regional situations for potential threats. Treasury Risk Control provides independent oversight over liquidity and funding risks. ▲▲

è	Refer to the “Corporate governance” section of this report for more information

Liquidity management

Audited | EDTF | Our liquidity risk management aims to maintain a sound liquidity position to meet all our liabilities when due and to provide adequate time and financial flexibility to respond to a firm-specific liquidity crisis in a generally stressed market environment, without incurring unacceptable losses or risking sustained damage to our various businesses. Complementing this, our funding risk management aims for the optimal asset and liability structure to finance our businesses reliably and cost-efficiently. ▲▲

Contingency funding

Audited | EDTF | Our Group contingency funding plan is an integral part of our global crisis management concept, which covers various types of crisis events. This contingency funding plan contains an assessment of contingent funding sources in a stressed environment, liquidity status indicators and metrics, and contingency procedures. Our funding diversification and global scope help protect our liquidity position in the event of a crisis. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required. Our contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, assets, a majority of which is short-term, managed centrally by Group ALM, available and unutilized liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. ▲

Risk, treasury and capital management

EDTF | Pro-forma liquidity asset buffer

	31.12.14			Average 2014	31.12.13
CHF billion	Level 1	Level 2	Total	Total	Level 1	Level 2	Total
Cash and balances with central banks	102	0	102	93	80	0	80

Due from banks[1]	0	0	0	4	0	0	0

Financial investments available-for-sale	34	6	39	38	33	12	45

of which: government bills/bonds	22	0	22	23	32	0	32
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	12	6	17	15	1	12	13
Reverse repurchase agreements	6	0	6	2	0	2	2

Central bank pledges[2]	33	8	40	27	16	10	26
Total	175	13	188	164	129	24	153

1 Term receivable from central bank. 2 Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognized on the balance sheet, and which have subsequently been pledged to central banks.▲

We continued to maintain a sound liquidity position throughout the year. As of 31 December 2014, our liquidity asset buffer, which is derived from high-quality liquid assets (HQLA) and supports our estimated pro-forma regulatory LCR, was CHF 188 billion, with additional available funding of CHF 56 billion. In aggregate, these sources of available liquidity represented 31% of our funded balance sheet assets. The table above shows a breakdown of our liquidity asset buffer, analyzed by asset type, and LCR eligible amount. In accordance with the BCBS’s guidance issued in January 2013, HQLA are comprised of unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets to meet liquidity needs for a 30-calendar-day liquidity stress scenario. HQLA are eligible for inclusion as our liquidity asset buffer component of the LCR after applying certain haircuts and caps, dependent on whether the assets are categorized as Level 1 (primarily central bank reserves and Government bonds) or Level 2 (primarily US and European agency, non-financial corporate and covered bonds) in accordance with the aforementioned Basel guidance. The average for month-end in 2014 (based on twelve months) was CHF 164 billion.

In addition to the liquidity asset buffer component of the regulatory LCR, for our management LCR we include additional high-quality and unencumbered contingent funding sources not eligible under the regulatory Basel III liquidity framework, primarily local funding reserves and unutilized funding capacity. ▲

Asset encumbrance

EDTF | Part of our future funding and collateral needs are supported by assets currently available and unrestricted. The table on the next page presents both total IFRS on-balance sheet assets and off-balance sheet assets received as collateral, allocating these amounts between those assets that are available and those assets that are encumbered or otherwise not available to support future funding and collateral needs.

Assets are presented as Encumbered if they have been pledged as collateral against an existing liability or if they are otherwise restricted in their use to secure funding. Included within the latter category are assets protected under client asset segregation rules, assets held by the Group’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities, such as certain investment funds and other structured entities. ▲

è	Refer to “Note 25 Restricted and transferred financial assets” in the “Financial information” section of this report for more information

EDTF | Assets which cannot be pledged as collateral represents those assets which are not encumbered but which, by their nature, are not considered available to secure funding or to meet collateral needs. These mainly include secured financing receivables, positive replacement values for derivatives, goodwill and intangible assets.

All other assets are presented as Unencumbered. Shown separately are those assets that are considered to be readily available to secure funding or to meet collateral needs, consisting of cash and securities readily realizable in the normal course of business. These include cash and deposits with central banks, our multi-currency portfolio of unencumbered, high-quality assets managed centrally by Group Treasury through the end of 2014 and effective 1 January 2015 by Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury), a majority of which are short-term, and unencumbered positions in our trading portfolio. The majority of unencumbered assets not considered readily available are loans. This category also includes assets held by certain subsidiaries that are available to meet funding and collateral needs in certain jurisdictions, which are not readily available for use by the Group as a whole. ▲

Risk, treasury and capital management

Treasury management

EDTF | Asset encumbrance

		Encumbered			Unencumbered		Assets which	Percentage
CHF million	Total Group assets (IFRS)	Assets pledged as collateral		Assets otherwise restricted to use to secure funding	Cash and securities available to secure funding	Other realizable assets	cannot be pledged as collateral	of cash and securities available to secure funding
Balance sheet as of 31 December 2014
Cash and balances with central banks	104,073	0		0	97,617	6,453	4	36%
Due from banks	13,334	0		3,511		9,816	7

Financial assets designated at fair value	4,951	0		458		1,693	2,800

Loans	315,757	27,973		0	476	281,077	6,231	0%

of which: mortgage loans	164,722	27,973		0		136,750	0
Lending	334,042	27,973		3,969	476	292,586	9,038	0%
Cash collateral on securities borrowed	24,063	0		0			24,063

Reverse repurchase agreements	68,414	0		1,896			66,518
Collateral trading	92,477	0		1,896			90,582
Trading portfolio assets excluding financial assets for unit-linked investment contracts	120,746	61,304	[1]	8,158	41,737	9,566	0	16%
of which: government bills / bonds	13,587	6,096		2,628	4,160	702	0	2%

of which: corporate bonds, municipal bonds, including bonds issued by financial institutions	12,904	3,656		3,441	3,399	2,408	0	1%

of which: loans	3,244	0		0		3,244	0

of which: investment fund units	13,393	3,865		1,990	7,230	308	0	3%

of which: asset-backed securities	2,091	200		0	1,499	393	0	1%

of which: mortgage-backed securities	1,133	116		0	721	295	0	0%

of which: equity instruments	69,763	47,487		98	19,685	2,511	0	7%

of which: precious metals and other physical commodities	5,764	0		0	5,764	0	0	2%
Financial assets for unit-linked investment contracts	17,410	0		17,410	0	0	0	0%
Positive replacement values	256,978	0		0			256,978
Financial investments available-for-sale	57,159	2,868	[2]	1,209	39,244	13,838	0	15%
Cash collateral receivables on derivative instruments	30,979	0		6,135			24,843

Investments in associates	927	0		0		927	0

Property and equipment	6,854	0		0		6,854	0

Goodwill and intangible assets	6,785	0		0			6,785

Deferred tax assets	11,060	0		0			11,060

Other assets	22,988	0		221			22,767
Other	79,593	0		6,356		7,781	65,457

Total assets 31.12.14	1,062,478	92,144		38,997	179,074	330,224	422,058	67%

Total assets 31.12.13	1,013,355	82,000		36,525	166,895	298,348	429,587	75%

		Encumbered		Unencumbered
CHF million	Fair value of assets received which can be sold or repledged	Fair value of assets received that have been sold or repledged as collateral	Fair value of assets received otherwise restricted to use to secure funding	Fair value of assets available to secure funding	Fair value of other realizable assets
Off-balance sheet as of 31 December 2014
Fair value of assets received as collateral which can be sold or repledged	388,855	271,963	9,681	89,371	17,841		33%

Total off-balance sheet 31.12.14	388,855	271,963	9,681	89,371	17,841		33%

Total off-balance sheet 31.12.13	351,712	240,176	28,074	54,990	28,471		25%

Total balance sheet and off-balance sheet 31.12.14		364,108	48,678	268,444	348,064	422,058	100%

Total balance sheet and off-balance sheet 31.12.13		322,176	69,618	221,885	323,523	424,370	100%

1  Includes CHF 56,018 million assets pledged as collateral which may be sold or repledged by counterparties.   2  Includes CHF 2,662 million assets pledged as collateral which may be sold or repledged by counterparties. ▲

Risk, treasury and capital management

Stress testing

Audited | EDTF | We perform stress testing to determine the optimum asset and liability structure that allows us to maintain an appropriately balanced liquidity and funding position under various scenarios. Liquidity crisis scenario analysis and contingency funding planning support the liquidity management process. This ensures that immediate corrective measures to absorb potential sudden liquidity shortfalls can be put into effect. ▲

We model our liquidity exposures under two main potential scenarios that encompass stressed and acute market conditions, including considering the possible impact on our access to markets from stress events affecting all parts of our business.

The acute scenario represents an extreme stress event that combines a firm-specific crisis with market disruption. This scenario assumes substantial outflows on otherwise stable client deposits, mainly due on demand, inability to renew or replace maturing unsecured wholesale funding, unusually large drawdowns on loan commitments, reduced capacity to generate liquidity from trading assets, liquidity outflows corresponding to a three-notch downgrade triggering contractual obligations to unwind derivative positions or to deliver additional collateral and additional collateral needs due to adverse movements in the market values of derivatives. It is run both daily and monthly, with the former used to project potential cash outflows over a one-month time horizon for day-to-day risk management, while the latter involves a more detailed assessment of asset and liability cash flows.

Since a liquidity crisis could have a myriad of causes, the stressed scenario encompasses potential stress effects across all markets, currencies and products but it is not typically firm-specific and focuses on a time horizon of up to one year. As well as the loss of ability to replace maturing wholesale funding, it assumes a gradual decline of otherwise stable client deposits and liquidity outflows corresponding to a two-notch downgrade.

We also use a cash capital model scenario, which measures the amount of long-term funding available to fund illiquid assets. The illiquid portion of assets is the difference (the haircut) between the carrying value of an asset on the balance sheet and its effective cash value when used as collateral in a secured funding transaction. Long-term funding used as cash capital to support illiquid assets is comprised of unsecured funding with a remaining time to maturity of at least one year, shareholders’ equity and core deposits, which are the portion of our customer deposits that are deemed to have a behavioral maturity of at least one year. All these models and their assumptions are reviewed regularly to incorporate the latest business and market developments. We continuously refine the assumptions used in our crisis scenario and maintain a robust, actionable and tested contingency plan. ▲

Funding management

Audited | EDTF | Group Treasury regularly monitors our funding status, including concentration risks, to ensure we maintain a well-balanced and diversified liability structure. Our funding activities are planned by analyzing the overall liquidity and funding profile of our balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through periods of difficult market conditions. ▲

Our business activities generate asset and liability portfolios that are highly diversified with respect to market, product, tenor and currency. This reduces our exposure to individual funding sources and provides a broad range of investment opportunities, reducing liquidity risk.

Our wealth management businesses and Retail & Corporate provide significant, cost-efficient and reliable sources of funding. These include core deposits and pledging a portion of our portfolio of Swiss residential mortgages as collateral to generate long-

EDTF | Funding by product and currency

	In CHF billion
	All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Securities lending	9.2	9.5	1.3	1.4	0.1	0.3	0.2	0.3	0.9	0.6	0.2	0.2
Repurchase agreements	11.8	13.8	1.7	2.1	0.0	0.0	0.4	0.5	0.5	1.3	0.8	0.3
Due to banks	10.5	12.9	1.5	2.0	0.4	0.5	0.1	0.2	0.5	0.7	0.5	0.6
Short-term debt issued[2]	27.4	27.6	4.0	4.2	0.2	0.3	0.3	0.2	3.1	3.2	0.4	0.5
Retail savings/deposits	156.4	143.1	22.7	21.8	13.4	13.7	0.8	1.0	8.5	7.2	0.0	0.0
Demand deposits	186.7	179.0	27.1	27.3	7.9	9.0	5.3	5.5	10.0	9.0	3.9	3.9
Fiduciary deposits	14.8	21.5	2.1	3.3	0.1	0.1	0.5	0.6	1.2	2.2	0.4	0.4
Time deposits	52.3	47.3	7.6	7.2	1.3	0.4	0.2	0.3	3.8	4.0	2.3	2.5
Long-term debt issued[3]	139.1	123.9	20.2	18.9	2.6	3.0	5.5	5.7	10.2	8.0	1.9	2.2
Cash collateral payables on derivative instruments	42.4	44.5	6.1	6.8	0.3	0.3	2.6	3.3	2.4	2.5	0.8	0.8
Prime brokerage payables	38.6	32.5	5.6	5.0	0.0	0.0	0.7	0.7	4.0	3.3	0.9	0.8
Total	689.2	655.5	100.0	100.0	26.2	27.4	16.7	18.2	45.1	42.0	12.0	12.3

1   As a percent of total funding sources.   2   Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper. 3   Long-term debt issued also includes debt with a remaining time to maturity of less than one year. ▲

Risk, treasury and capital management

Treasury management

term funding through Swiss Pfandbriefe and our own covered bond program. In addition, we have a number of short, medium and long-term funding programs under which we issue senior unsecured and structured notes, as well as short-term secured debt, generally for the highest-quality assets. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. Collectively, these broad product offerings and funding sources, together with the global scope of our business activities, support our funding stability.

During 2014, the Group incorporated funding valuation adjustments (FVA) into its fair value measurements to reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables. FVA are risk-managed centrally within risk limits and under the standard control framework of the bank, with all unsecured funding risks transferred to Group ALM (prior to 1 January 2015, Group ALM was part of Group Treasury) where they form part of the firm’s overall asset and liability management.

Internal funding and funds transfer pricing

EDTF | We employ an integrated liquidity and funding framework to govern the liquidity management of all our branches and subsidiaries and our major sources of liquidity are channeled through entities that are fully consolidated. Group ALM meets internal demands for funding by channeling funds from units generating surplus cash to those in need of financing.

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

240

Risk, treasury and capital management

tenors that reflect each business’s asset composition, liquidity and reliable external funding. We continue to review and enhance our internal funds transfer pricing system.

During 2014, we changed our fund transfer pricing methodology for the Wealth Management and Retail & Corporate business divisions. Under the revised methodology, the divisions share in the benefits of raising liabilities and originating assets, with the pricing curve incentivizing a balanced funding position from a currency and tenor perspective. The methodology better aligns the economics of flows originated in Wealth Management and Retail & Corporate with UBS’s liquidity and funding appetite and supports initiatives aimed at achieving the right mix of assets and liabilities across the two business divisions in response to the evolving regulatory liquidity and funding landscape. Wealth Management and Retail & Corporate funds transfer pricing falls under the governance of Group Treasury. ▲

Changes in sources of funding during the reporting period

EDTF | During 2014, the composition of our funding sources moved toward less reliance on wholesale funding. At the same time, our Retail & Corporate and wealth management businesses continued to attract new customer deposits. In 2014, total customer deposits increased to CHF 410 billion from CHF 391 billion, or 59.5% of our total funding sources. Our ratio of customer deposits to outstanding loan balances was 130%, compared with 136% as of 31 December 2013.

Similarly, our outstanding long-term debt, including structured debt reported as financial liabilities at fair value, increased by CHF 15 billion to CHF 139 billion as of 31 December 2014, representing 20.2% of our funding sources, compared with 18.9% as of

31 December 2013. Excluding structured debt, long-term debt, which is comprised of senior debt and subordinated debt and is presented within Debt issued on the balance sheet, increased to CHF 63.8 billion as of 31 December 2014 from CHF 54.0 billion as of 31 December 2013, primarily due to increases in senior debt to CHF 47.7 billion from CHF 43.0 billion. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds. As shown on the long-term debt contractual maturity chart on the previous page, CHF 8.4 billion will mature within one year, representing 13% of outstanding long-term debt excluding structured debt, compared with CHF 8.0 billion, or 15%, in the prior year. In addition, CHF 1.2 billion of subordinated debt has an early call date in 2015.

During the year, we continued to raise medium and long-term funds through medium-term notes and private placements and through Swiss Pfandbriefe issuances with a principal amount of CHF 0.9 billion, as well as a EUR 1.0 billion seven-year covered bond. We also contributed to our targeted loss-absorbing capital by issuing loss-absorbing Basel III-compliant tier 2 subordinated notes in an amount equivalent to CHF 4.9 billion: in February 2014, a EUR 2.0 billion notional with 12-year duration and an optional call in year seven, which will pay a non-deferrable coupon at an initial rate of 4.75%; in May 2014, a USD 2.5 billion notional with 10-year duration without any optional calls, which will pay a non-deferrable coupon rate of 5.125%. Furthermore, we accessed the senior unsecured market issuing the equivalent of CHF 9.0 billion, consisting of USD 4.5 billion, EUR 3.0 billion and AUD 1.1 billion, with tenors between three and seven years without any optional calls, bearing both floating rate and fixed rate coupons.

Risk, treasury and capital management

Treasury management

Our short-term interbank deposits (presented as Due to banks on the balance sheet), together with our outstanding short-term debt, represented 5.5% of total funding sources, compared with 6.2% as of 31 December 2013.

Secured financing, in the form of repurchase agreements and securities lent against cash collateral received, represented 3.0% of our funding sources as of 31 December 2014, compared with 3.5% as of 31 December 2013. As of 31 December 2014, we were borrowing CHF 71 billion less cash on a collateralized basis than we were lending, significantly lower than the difference of CHF 96 billion as of 31 December 2013. ▲

Credit ratings

EDTF | Credit ratings can affect the cost and availability of funding, especially funding from wholesale unsecured sources. Our credit ratings can also influence the performance of some of our businesses and levels of client and counterparty confidence. Rating agencies take into account a range of factors when assessing creditworthiness and setting credit ratings. These include the company’s strategy, its business position and franchise value, stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality and corporate governance. Credit ratings reflect the opinions of the rating agencies and can change at any time. ▲

EDTF | Pillar 3 | In evaluating our liquidity requirements, we consider the potential impact of a reduction in UBS Group AG long-term credit ratings and a corresponding reduction in short-term ratings. If our credit ratings were to be downgraded, “rating trigger” clauses, especially in derivative transactions, could result in an immediate cash outflow due to the unwinding of derivative positions, the need to deliver additional collateral or other ratings-based requirements. Based on UBS AG credit ratings as of 31 December 2014, contractual liquidity outflows of approximately CHF 2.1 billion, CHF 4.1 billion and CHF 4.2 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively. Of these outflows, the portion related to derivative transactions is approximately CHF 1.0 billion, CHF 2.8 billion and CHF 2.9 billion, respectively. ▲ ▲

è	Refer to “Liquidity and funding management are critical to our ongoing performance” in the “Risk factors” section of this report for more information

Maturity analysis of assets and liabilities

EDTF | The table on the next page provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which we could be required to pay. The contractual maturity of assets is based on carrying amounts and the latest date the asset will mature. This basis of presentation is in accordance with the respective recommendations of the Enhanced Disclosure Task Force (EDTF) and differs from “Note 27b Maturity analysis of financial liabilities” in the “Financial information” section of this report, which is presented on an undiscounted basis, as required by IFRS.

Derivative replacement values and trading portfolio assets and liabilities are assigned to the column Due less than 1 month, although the respective contractual maturities may extend over significantly longer periods.

Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the Perpetual/Not applicable time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the Perpetual/Not applicable time bucket.

Non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets and current and deferred tax assets and liabilities) are generally included in the Perpetual/Not applicable time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down. ▲

Risk, treasury and capital management

EDTF | Maturity analysis of assets and liabilities

CHF billion	Due less than 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual/ Not applicable	Total
Assets

Cash and balances with central banks	104.1									104.1

Due from banks	11.5	1.1	0.3	0.2	0.1	0.1	0.0	0.0		13.3

Cash collateral on securities borrowed	24.0	0.0	0.0	0.0	0.0					24.1

Reverse repurchase agreements	43.7	16.8	4.7	1.4	0.7	0.7	0.4			68.4

Trading portfolio assets	138.2									138.2

of which: assets pledged as collateral which may be sold or repledged by counterparties	56.0									56.0

Positive replacement values	257.0									257.0

Cash collateral receivables on derivative instruments	31.0									31.0

Financial assets designated at fair value	0.1	0.0	0.2	0.3	0.0	1.4	1.9	0.5	0.6	5.0

Loans	118.0	48.1	14.5	8.6	8.0	19.9	50.5	48.2	0.0	315.8

of which: residential mortgages	17.4	27.7	7.0	3.6	3.6	10.9	32.8	39.5		142.4

of which: commercial mortgages	4.5	6.4	1.5	0.6	0.6	1.8	3.8	3.2		22.4

of which: Lombard loans	82.5	11.2	4.6	2.7	3.0	2.1	1.8	0.2		108.2

of which: other loans	13.6	2.7	1.4	1.7	0.8	5.1	12.1	2.0		39.4

of which: securities							0.1	3.3		3.4

Financial investments available-for-sale	0.2	1.0	5.4	6.2	8.2	11.6	18.9	4.6	1.0	57.2

Investments in associates									0.9	0.9

Property and equipment									6.9	6.9

Goodwill and intangible assets									6.8	6.8

Deferred tax assets									11.1	11.1

Other assets	18.4	0.0	0.0	0.0	1.3	0.9	1.5	0.9		23.0

Total assets 31.12.14	746.1	67.0	25.1	16.7	18.3	34.6	73.2	54.2	27.2	1,062.5

Total assets 31.12.13	702.6	76.2	27.6	13.8	12.9	40.0	63.0	53.9	23.5	1,013.4

Liabilities

Due to banks	7.5	2.1	0.2	0.3	0.0	0.1	0.3	0.0		10.5

Cash collateral on securities lent	5.2	2.8	1.2							9.2

Repurchase agreements	9.1	1.5	0.8	0.0	0.2		0.3			11.8

Trading portfolio liabilities	28.0									28.0

Negative replacement values	254.1									254.1

Cash collateral payables on derivative instruments	42.4									42.4

Financial liabilities designated at fair value	3.5	13.4	6.6	5.1	6.3	7.6	15.9	16.2	0.7	75.3

Due to customers	392.6	13.1	2.9	0.7	0.5	0.0	0.2	0.1		410.2

Debt issued	8.7	14.9	8.1	3.6	0.9	9.3	21.5	23.1	1.2	91.2

Provisions	4.4									4.4

Other liabilities	68.2	2.2			0.0		0.6	0.2		71.1

Total liabilities 31.12.14	823.5	50.0	19.8	9.6	8.0	16.9	38.8	39.7	1.9	1,008.1

Total liabilities 31.12.13	799.2	25.4	23.6	9.2	8.3	18.9	41.5	34.7	2.4	963.4

Guarantees, commitments and forward starting transactions

Loan commitments	50.4	0.1	0.1	0.0	0.0	0.0	0.0			50.7

Underwriting commitments	0.7									0.7

Total commitments	51.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0		51.4

Guarantees	17.4	0.0	0.0	0.0	0.0	0.1	0.1	0.0		17.7

Reverse repurchase agreements	10.3									10.3

Securities borrowing agreements	0.1									0.1

Total 31.12.14	79.0	0.1	0.1	0.0	0.0	0.1	0.1	0.0		79.5

Total 31.12.13	83.0	0.3	0.1	0.1	0.0	0.1	0.1	0.0		83.9

▲

Risk, treasury and capital management

Treasury management

Currency management

EDTF | Pillar 3 | Our Group currency management activities are designed to reduce adverse currency effects on our reported financial results in Swiss francs, within limits set by the Board of Directors. From 1 January 2015 onwards, Group ALM focuses on three principal areas of currency risk management: (i) currency-matched funding of investments in non-Swiss franc assets and liabilities, (ii) sell-down of non-Swiss franc profits and losses and (iii) selective hedging of anticipated non-Swiss franc profits and losses. Non-trading foreign exchange risks are managed under market risk limits, with the exception of consolidated capital activity managed by Group ALM. Prior to 1 January 2015, Group ALM was part of Group Treasury. ▲▲

è	Refer to the “Significant accounting and financial reporting changes” section of this report for more information on the new structure of the Corporate Center from 2015 onwards
è	Refer to the “Market climate and industry drivers” section of this report for more information on the impact of Swiss National Bank actions

Currency-matched funding and investment of non-Swiss franc assets and liabilities

EDTF | Pillar 3 | For monetary balance sheet items and non-core investments, as far as it is practical and efficient, we follow the principle of matching the currencies of our assets and liabilities for funding purposes. This avoids profits and losses arising from the retranslation of non-Swiss franc assets and liabilities.

Net investment hedge accounting is applied to non-Swiss franc core investments to balance the effect of foreign exchange movements on both the common equity tier 1 (CET1) capital and CET1 capital ratio on a fully applied basis. ▲▲

è	Refer to “Note 1a Significant accounting policies” and “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information

Sell-down of non-Swiss franc reported profits and losses

Pillar 3 | Reported profit and losses are translated each month from their original transaction currencies into Swiss francs using the relevant month-end rate. Monthly income statement items of foreign subsidiaries and branches with a functional currency other than the Swiss franc are translated into Swiss francs using the relevant month-end rate. Weighted average rates for a year represent an average of 12 month-end rates, weighted according to the income and expense volumes of all foreign subsidiaries and branches with the same functional currency for each month. To reduce earnings volatility on the retranslation of previously recognized earnings in foreign currencies, Group ALM centralizes the profits and losses arising in UBS AG and its branches and sells or buys the profit or loss for Swiss francs. Our operating entities follow a similar monthly sell-down process into their own reporting currencies. Retained earnings in operating entities with a reporting currency other than the Swiss franc are integrated and managed as part of net investment hedge accounting. ▲

Hedging of anticipated future reported non-Swiss franc profits and losses

EDTF | Pillar 3 | At any time, the Group ALCO may instruct Group ALM to execute hedges to protect anticipated future profit and losses in foreign currencies against possible adverse trends of foreign exchange rates. Although intended to hedge future earnings, these transactions are accounted for as open currency positions and are subject to internal market risk limits for value at risk and stress loss limits. ▲▲

è	Refer to the “Capital management” section of this report for more information on our active management of sensitivity to currency movements and its effect on our key ratios

Risk, treasury and capital management

Capital management

Our strong capital position provides us with a solid foundation for growing our business and enhancing our competitive positioning. At the end of 2014, our common equity tier 1 (CET1) capital ratio1 was 13.4% on a fully applied basis and 19.4% on a phase-in basis, a further increase compared with year-end 2013 ratios, and the highest Basel III fully applied capital ratio in our peer group of large global banks. Our Swiss SRB leverage ratio increased 0.7 percentage points to 4.1% on a fully applied basis and 0.7 percentage points to 5.4% on a phase-in basis, and we are well on track to achieve our expected 2019 fully applied requirement.

Capital management objectives

Audited | EDTF | Adequate capital is a prerequisite to support our business activities, in accordance with both our own internal assessment and regulatory requirements. ▲ We aim to maintain a strong capital position and sound capital ratios at all times. Therefore, we not only consider the current situation, but also strive to anticipate future business and regulatory developments. We are committed to continuing to improve these ratios, mainly through a combination of retained earnings, the issuance of additional tier 1 (AT1) and loss-absorbing capital (LAC), and efforts to reduce risk-weighted assets (RWA).

Ongoing compliance with regulatory capital requirements and target capital ratios is central to our capital adequacy management. In 2014 we achieved our fully applied CET1 capital ratio target of at least 13%, thereby exceeding the Swiss Financial Market Supervisory Authority’s (FINMA) requirements for Swiss systemically relevant banks (SRB), which are stricter than the Basel Committee on Banking Supervision (BCBS) requirements. We are committed to further strengthening our capital position to support the growth of our businesses as well as to meet potential changes in future capital requirements. We have adapted certain features of our Deferred Contingent Capital Plan (DCCP) awards so that 2014 DCCP awards qualify as AT1 capital under Basel III regulations. We intend to build approximately CHF 2.5 billion in AT1 DCCP over the next five years.

We believe our capital strength provides great comfort to our stakeholders, contributes to strong external credit ratings and is the foundation of our success. We have also announced and have started to implement a series of measures intended to improve our resolvability. We anticipate that these measures will allow UBS to qualify for a reduction in the progressive buffer capital requirement. ▲

è	Refer to “Future structural changes” in the “UBS Group – Changes to our legal structure” section of this report for more information on resolvability measures
è	Refer to the “Our strategy” section of this report for more information on our targets

Annual strategic and ongoing capital planning process

Audited | EDTF | The annual strategic planning process incorporates a capital planning component and is key in defining mid and longer-term capital targets. It is based on an attribution of Group RWA and leverage ratio denominator (LRD) limits to the business divisions. These resource allocations in turn impact business plans and earnings projections, which are then reflected in our capital plans. ▲

Capital limits and targets are established at both Group and business division levels, and submitted to the Board of Directors for approval or for information at least annually. Group Treasury monitors and plans for consolidated RWA, LRD and capital developments. Our monitoring may form the basis of adjustments to RWA and/or LRD limits, to actions related to the issuance or redemption of capital instruments, and to other business-related decisions. Any breach of the limits in place triggers an action plan, which defines remediating actions required to return the exposures to a limit-compliant level. Monitoring activities also consider developments in capital regulations. ▲

è	Refer to the “Our strategy” section of this report for more information on our RWA and LRD limits

Consideration of stress scenarios

EDTF | Through a set of quantitative risk appetite objectives, we aim to ensure that aggregate risk exposure is within our desired risk capacity, based on our capital and business plans. We use both scenario-based stress tests and statistical frameworks to assess the impact of a severe stress event at an aggregate, Group-wide level. We have committed to return at least 50% of our net profit to shareholders as capital returns, provided our fully applied CET1 capital ratio is at least 13% and our post-stress fully applied CET1 capital ratio is at least 10%. As of 31 December 2014, our post-stress CET1 capital ratio exceeded this 10% objective, and the actions of the Swiss National Bank in January 2015 did not cause a breach of this objective in either January or February 2015.

1   Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

Risk, treasury and capital management

Capital management

To calculate our post-stress CET1 capital ratio, we forecast capital one year ahead based on internal projections of earnings, expenses, distributions to shareholders and other factors affecting CET1 capital, including our net defined benefit assets and liabilities. We also forecast one-year developments in RWA. We adjust these forecasts based on assumptions as to how they may change as a result of a severe stress event. We then further deduct from capital the stress loss estimated using our combined stress test (CST) framework to arrive at the post-stress CET1 capital ratio. Changes to our results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on our business forecasts or in the results of our CST, could have a material effect on our stress scenario results and on our calculated fully applied post-stress CET1 capital ratio.

Our CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on our selection and definition of potential stress scenarios and on our assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios. We periodically review these methodologies, and assumptions are subject to periodic review and change on a regular basis. Our risk exposure measurement methodologies may change in response to developing market practice and enhancements to our own risk control environment, and input parameters for models may change due to changes in positions, market parameters and other factors. Our stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change. A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario, may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.

Our business plans and forecasts are subject to inherent uncertainty and our choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgment and assumptions about possible future events. Our risk exposure methodologies are subject to inherent limitations and rely on numerous assumptions as well as on data which may have inherent limitations. In particular, certain data is not available on a monthly basis and we may therefore rely on prior month/quarter data as an estimate. All of these factors may result in our post-stress CET1 capital ratio, as calculated using our methodology for any period, being materially higher or lower than the actual effect of a stress scenario. ▲

è	Refer to the Note 37 “Events after the reporting period” in the “Financial information” section of this report for more information
è	Refer to the “Risk management and control” section of this report for more information on our risk appetite and combined stress test framework

Capital management activities

Audited | EDTF | Pillar 3 | During 2014, we managed our capital according to our capital ratio targets. In the target-setting process, we take into account the current and potential future capital requirements, including capital buffer requirements. We also consider our aggregate risk exposure in terms of capital-at-risk, the views of rating

Risk, treasury and capital management

agencies, comparisons with peer institutions and the effect of expected accounting policy changes. ▲ Our progress in 2014 towards meeting the Swiss SRB Basel III fully applied capital requirements was supported by a series of capital transactions, including:

–

our issuances of Basel III-compliant tier 2 loss-absorbing notes with a nominal amount of EUR 2.0 billion and USD 2.5 billion in February and May 2014, respectively, both of which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules;

–

an increase of CHF 0.5 billion in high-trigger loss-absorbing DCCP awards granted to eligible employees for the performance year 2014, qualifying as Basel III-compliant AT1 capital, with write-down triggered by the breach of a 7% phase-in Basel III CET1 capital ratio threshold (or 10% with respect to awards granted to Group Executive Board members) or by a viability event; and

–	the redemption of one tier 2 capital instrument of CHF 0.5 billion, as this capital instrument was not eligible for full recognition under Basel III.

In February 2015, UBS Group AG issued AT1 capital notes consisting of USD 1.25 billion high-trigger loss-absorbing notes with a coupon of 7.125%; USD 1.25 billion low-trigger loss-absorbing notes with a coupon of 7%; and EUR 1.0 billion low-trigger loss-absorbing notes with a coupon of 5.75%. All tranches include a contingent permanent write-down triggered at 5.125% (low-trigger loss-absorbing capital notes) or at 7% (high-trigger loss-absorbing capital notes) phase-in CET1 capital ratio and at the point of non-viability as determined by FINMA. In accordance with Basel III regulations, all AT1 transactions have fully discretionary and non-cumulative coupons and a perpetual maturity with embedded call features. We expect to continue to issue capital instruments from UBS Group AG going forward. ▲▲

Active management of RWA

EDTF | Pillar 3 | We have demonstrated positive progress in RWA reduction, having surpassed our 2014 Basel III RWA targets well ahead of schedule and progressed towards achieving our RWA target of less than CHF 200 billion by 2017 on a fully applied basis, despite the addition of incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

RWA are expected to further increase in our wealth management businesses and in Retail & Corporate, as we deliver attractive lending and mortgage opportunities to our clients, in line with our strategy to deploy capital efficiently.

In 2014, our Investment Bank has operated within its fully applied RWA limit of CHF 70 billion. As of 31 December 2014, we managed approximately CHF 35.7 billion of RWA in our Non-core and Legacy Portfolio unit, down from CHF 63.5 billion at the beginning of the year. This means we have already outperformed the year-end 2015 target for our Non-core and Legacy Portfolio of approximately CHF 40 billion. We aim to further reduce RWA in our Non-core and Legacy Portfolio to approximately CHF 25 billion by the end of 2017. ▲▲

Active management of sensitivity to currency movements

EDTF | Pillar 3 | Group Asset and Liability Management (Group ALM) is mandated with the task of minimizing adverse effects from changes in currency rates on our fully applied CET1 capital and capital ratios. A significant portion of our Basel III capital and RWA is denominated in US dollars, euros, British pounds and other foreign currencies. In order to hedge the CET1 capital ratio, CET1 capital needs to have foreign currency exposure, leading to currency sensitivity of CET1 capital. As a consequence, it is not possible to simultaneously fully hedge the capital and the capital ratio. As the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, a significant appreciation of the Swiss franc against these currencies could benefit our Basel III capital ratios, while a significant depreciation of the Swiss franc against these currencies could adversely affect our

Risk, treasury and capital management

Capital management

Basel III capital ratios. The Group Asset and Liability Management Committee (Group ALCO), a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies.

The currency mix of our capital also affects the sensitivity of our leverage ratios to foreign exchange movements. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased fully applied CET1 capital by CHF 1,007 million as of 31 December 2014 (31 December

2013: CHF 1,075 million) and would have reduced the fully applied CET1 capital ratio by 17 basis points (31 December 2013: 15 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced fully applied CET1 capital by CHF 911 million (31 December 2013: CHF 973 million) and increased the fully applied CET1 capital ratio by 17 basis points (31 December 2013: 15 basis points). The above-mentioned estimated effects do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations. ▲▲

è	Refer to the “Impact of Swiss National Bank actions” sidebar in the “Current market climate and industry drivers” section of this report for more information on the effect of Swiss National Bank actions effective January 2015

Risk, treasury and capital management

Swiss SRB Basel III capital framework

EDTF | UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group and UBS AG on a consolidated basis as well as UBS AG on a standalone basis are required to comply with regulations based on the Basel III framework as applicable for Swiss SRB. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between Swiss SRB and BIS Basel III capital regulations are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.” ▲

Regulatory framework

EDTF | The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTA) recognized for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

In 2014, we deducted from our phase-in CET1 capital 20% of DTA recognized for tax loss carry-forwards and 20% of the effects related to defined benefit plans. These effects consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA related to the adoption of IAS 19 (revised) has been reduced by 20%.

From January 2015 onwards, the abovementioned deductions increase to 40%, i.e., we will deduct 40% of DTA recognized for tax loss carry-forwards and 40% of the effects related to defined benefit plans from our phase-in CET1 capital.

Based on current FINMA regulation, capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments. ▲

Risk, treasury and capital management

Capital management

Capital requirements

EDTF | In Switzerland, all banks and banking groups must comply with the Basel III capital framework, as required by the Swiss Capital Adequacy Ordinance and regulations issued by FINMA. UBS is required to comply with specific Swiss SRB rules.

As of 31 December 2014, our total capital requirement was 11.1% of our RWA, compared with 8.6% as of 31 December 2013. The requirement as of 31 December 2014 consisted of: (i) base capital of 4.0% of RWA, (ii) buffer capital of 4.6% of RWA, of which 0.1% was attributable to the countercyclical buffer capital requirement and (iii) progressive buffer capital of 2.5% of RWA. Audited | We satisfied the base and buffer capital requirements, including the countercyclical buffer, through our CET1 capital. Our high and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement. ▲

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council activated a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland, effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, reflecting our LRD as of 31 December 2013 and market share information for 2013 provided by FINMA in July 2014. We expect our 2019 requirement to be reduced to 4.5%, due to our planned further reduction of the LRD related to the implementation of our strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. We have announced and started implementing a series of measures intended to improve our resolvability. These measures include the establishment of UBS Group AG as the holding company of UBS Group in 2014, setting up a new banking subsidiary in Switzerland, introducing a revised business and operating model for UBS Limited and implementing an intermediate holding company in the US. We anticipate these measures will allow UBS to qualify for a further reduction in the progressive buffer capital requirement.

Audited | Similar to the other capital component requirements, the progressive buffer requirement is phased in gradually until 2019. The progressive buffer requirement was 2.5% as of 31 December 2014, compared with 1.5% as of 31 December 2013. ▲▲

è	Refer to the “UBS Group – Changes to our legal structure” section of this report for more information on the establishment of UBS Group AG and further structural changes

Risk, treasury and capital management

EDTF | Pillar 3 | Swiss SRB Basel III available capital versus capital requirements (phase-in)

CHF million, except where indicated	Phase-in
	Capital ratio (%)				Capital
	Requirement[1]		Actual[2,3]		Requirement	Actual[2,3]

	31.12.14		31.12.14	31.12.13	31.12.14	31.12.14	31.12.13

Base capital (common equity tier 1 capital)	4.0		4.0	3.5	8,835	8,835	8,000

Buffer capital (common equity tier 1 capital)	4.6	[4]	15.4	15.0	10,261	34,027	34,180

of which: effect of countercyclical buffer	0.1		0.1	0.1	322	322	149

Progressive buffer capital (loss-absorbing capital)	2.5		5.2	2.5	5,463	11,398	5,665

Phase-out capital (tier 2 capital)			0.9	1.3		2,050	2,971

Total	11.1		25.5	22.2	24,559	56,310	50,815

1 Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.  2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.  3  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.  4  CET1 capital can be substituted by high-trigger loss-absorbing capital up to 1.8% in 2014.

Swiss SRB Basel III capital information

CHF million, except where indicated	Phase-in				Fully applied
	31.12.14		31.12.13		31.12.14	31.12.13

Tier 1 capital	42,863	[1]	42,179	[2]	29,408	28,908

of which: common equity tier 1 capital	42,863		42,179		28,941	28,908

of which: additional tier 1 capital (high-trigger loss-absorbing capital)	0		0		467	0

Tier 2 capital	13,448		8,636		11,398	5,665

of which: high-trigger loss-absorbing capital	946		955		946	955

of which: low-trigger loss-absorbing capital	10,451		4,710		10,451	4,710

of which: phase-out capital	2,050		2,971

Total capital	56,310		50,815		40,806	34,573

Common equity tier 1 capital ratio (%)	19.4		18.5		13.4	12.8

Tier 1 capital ratio (%)	19.4		18.5		13.6	12.8

Total capital ratio (%)	25.5		22.2		18.9	15.4

Risk-weighted assets	220,877		228,557		216,462	225,153

1 Includes additional tier 1 capital in the form of hybrid instruments and high-trigger loss-absorbing capital, which were entirely offset by the required deductions for goodwill.  2  Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill. ▲▲

Risk, treasury and capital management

Capital management

Swiss SRB Basel III capital information (UBS Group)

Capital information disclosures in this section focus on UBS Group. Relevant information for UBS AG (consolidated) is provided in the section “Swiss SRB Basel III capital information (UBS AG consolidated).”

Capital ratios

EDTF | As of 31 December 2014, our fully applied CET1 capital ratio increased 0.6 percentage points to 13.4%, exceeding our target ratio of 13.0%. This increase was mainly due to a CHF 8.7 billion decrease in fully applied RWA. On a phase-in basis, our CET1 capital ratio increased 0.9 percentage points to 19.4%, mainly due to an increase of CHF 0.7 billion in phase-in CET1 capital and a CHF 7.7 billion decrease in phase-in RWA. As of 31 December 2014, our post-stress CET1 capital ratio exceeded our 10% objective.

We have adapted certain features of our 2014 DCCP awards compared with awards for 2012 and 2013. 2014 DCCP awards qualify as AT1 capital. Our fully applied tier 1 capital ratio increased 0.8 percentage points to 13.6%, mainly due to the increase in AT1 capital of CHF 0.5 billion in the form of high-trigger loss-absorbing DCCP awards granted to eligible employees for the performance year 2014.

On a phase-in basis, our tier 1 capital ratio is equal to our CET1 capital ratio, as AT1 capital in the form of hybrid capital instruments and aforementioned DCCP awards were entirely offset by required deductions for goodwill.

During 2014, our fully applied and phase-in total capital ratios increased 3.5 percentage points to 18.9% and 3.3 percentage points to 25.5%, respectively. This improvement was primarily due to the aforementioned issuances of Basel III-compliant tier 2 loss-absorbing notes. ▲

Eligible capital

Tier 1 capital

Audited | EDTF | Pillar 3 | Our tier 1 capital consists of CET1 capital and AT1 capital. The analysis of our 2014 tier 1 capital movement is shown in the table “Swiss SRB Basel III capital movement.”

Our CET1 capital mainly comprises share capital, share premium (which consists primarily of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital.” ▲▲

Our fully applied CET1 capital was stable at CHF 28.9 billion, as the operating profit before tax for 2014 and foreign currency translation effects were largely offset by accruals for capital returns to shareholders. Our phase-in CET1 capital increased by CHF 0.7 billion to CHF 42.9 billion, mainly reflecting the operating profit before tax for 2014 and foreign currency translation effects. In addition, our 2014 DCCP awards qualifying as AT1 capital led to a decrease in the deduction for goodwill from CET1 capital. All these positive effects were partly offset by accruals for capital returns to shareholders.

Audited | As of 31 December 2014, our fully applied AT1 capital was CHF 0.5 billion compared with zero as of 31 December 2013, due to the aforementioned DCCP awards which qualify as Basel III-compliant AT1 capital. On a phase-in basis, our AT1 capital was zero, unchanged from 31 December 2013, as AT1 capital in the form of hybrid capital instruments and the aforementioned DCCP was entirely offset by required deductions for goodwill. ▲▲

Risk, treasury and capital management

EDTF | Pillar 3 | Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.13	42.2	28.9

Movements during 2014:

Operating profit/(loss) before tax	2.3	2.3

Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(0.2)	(0.2)

Foreign currency translation effects	1.2	0.9

Goodwill, net of tax, less hybrid capital and high-trigger loss-absorbing capital	0.6

Defined benefit pension plans, 20% phase-in effect as of 1.1.14	(0.7)

Defined benefit plans	0.1	(0.5)

Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in effect as of 1.1.14	(1.3)

Deferred tax assets recognized for tax loss carry-forwards	0.7

Deferred tax assets on temporary differences	0.8	0.1

Current tax effect	(0.5)	(0.5)

Compensation and own shares-related capital components (including share premium)	(0.5)	(0.5)

Proposed capital returns to shareholders	(1.9)	(1.9)

Other	0.1	0.1

Total movement	0.7	0.0

Common equity tier 1 capital as of 31.12.14	42.9	28.9

Additional tier 1 capital as of 31.12.13	0.0	0.0

Movements during 2014:

Issuance of high-trigger loss-absorbing capital	0.5	0.5

Goodwill, net of tax, offset against hybrid capital and high-trigger loss-absorbing capital	(0.5)

Total movement	0.0	0.5

Additional tier 1 capital as of 31.12.14	0.0	0.5

Tier 2 capital as of 31.12.13	8.6	5.7

Movements during 2014:

Issuance of loss-absorbing capital	4.6	4.6

Phase-out capital	(1.2)

Foreign currency translation effects and other	1.5	1.2

Total movement	4.8	5.7

Tier 2 capital as of 31.12.14	13.4	11.4

Total capital as of 31.12.14	56.3	40.8

Total capital as of 31.12.13	50.8	34.6

		▲▲

Tier 2 capital

Audited | EDTF | Pillar 3 | During 2014, our fully applied tier 2 capital increased by CHF 5.7 billion to CHF 11.4 billion. On a phase-in basis, our tier 2 capital increased by CHF 4.8 billion to CHF 13.4 billion. These increases were both mainly due to the issuance of EUR 2.0 billion and USD 2.5 billion of low-trigger loss-absorbing Basel III-compliant tier 2 notes during the year.

As of 31 December 2014, low-trigger loss-absorbing capital accounted for approximately CHF 10.5 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 0.9 billion, as outstanding DCCP awards granted for the performance years 2012 and 2013 continue to qualify as tier 2 loss-absorbing capital, with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital on a phase-in basis of approximately CHF 2.1 billion consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulations.▲▲▲

Risk, treasury and capital management

Capital management

Audited | EDTF | Pillar 3 | Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in		Fully applied
CHF million	31.12.14	31.12.13	31.12.14	31.12.13

Equity attributable to UBS Group AG shareholders	50,608	48,002	50,608	48,002

Equity attributable to non-controlling interests in UBS AG	1,702		1,702

Equity attributable to preferred noteholders and other non-controlling interests	2,058	1,935	2,058	1,935

Total IFRS equity	54,368	49,936	54,368	49,936

Equity attributable to preferred noteholders and other non-controlling interests	(2,058)	(1,935)	(2,058)	(1,935)

Defined benefit plans (before phase-in, as applicable)[1]	3,997	2,540	0	(952)

Defined benefit plans, 20% phase-in	(799)

Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]			(8,047)	(6,665)

Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,605)

Deferred tax assets on temporary differences, excess over threshold	0	0	(604)	0

Goodwill, net of tax, less hybrid capital and high-trigger loss-absorbing capital[3]	(3,010)	(3,044)	(6,687)	(6,157)

Intangible assets, net of tax	(410)	(435)	(410)	(435)

Unrealized (gains)/losses from cash flow hedges, net of tax	(2,156)	(1,463)	(2,156)	(1,463)

Compensation and own shares-related capital components (not recognized in net profit)	(1,219)	(1,430)	(1,219)	(1,430)

Own credit related to financial liabilities designated at fair value and replacement values, net of tax	136	304	136	304

Unrealized gains related to financial investments available-for-sale, net of tax	(384)	(325)	(384)	(325)

Prudential valuation adjustments	(123)	(107)	(123)	(107)

Consolidation scope	(88)	(55)	(88)	(55)

Proposed capital returns to shareholders	(2,827)	(942)	(2,827)	(942)

Other[4]	(959)	(864)	(959)	(864)

Common equity tier 1 capital	42,863	42,179	28,941	28,908

Hybrid capital subject to phase-out	3,210	3,113

High-trigger loss-absorbing capital	467	0	467	0

Goodwill, net of tax, offset against hybrid capital and high-trigger loss-absorbing capital	(3,677)	(3,113)

Additional tier 1 capital	0	0	467	0

Tier 1 capital	42,863	42,179	29,408	28,908

Tier 2 capital	13,448	8,636	11,398	5,665

Total capital	56,310	50,815	40,806	34,573

1  Phase-in number net of tax, fully applied number pre-tax.  2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earnings implementation effect.  3  Includes goodwill related to significant investments in financial institutions of CHF 375 million.  4  Includes the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital and other items. ▲▲▲

Risk, treasury and capital management

Pillar 3 | EDTF | Additional tier 1 and tier 2 capital instruments

Additional tier 1 capital (Basel III compliant)

million, except where indicated

No.	Issuer	Date	Outstanding amount as of 31.12.14	Amount recognized in regulatory capital as of 31.12.14	Coupon rate and frequency of payment	Optional call date

1	UBS Group AG	31.12.14	CHF 467	CHF 467	Issues in CHF: 4.0%, issues in USD: 7.125%, payment subject to review and confirmation by UBS	01.03.20

Total additional tier 1 capital				CHF 467

High-trigger loss-absorbing tier 2 capital (Basel III compliant)
million, except where indicated

No.	Issuer	Date	Outstanding amount as of 31.12.14	Amount recognized in regulatory capital as of 31.12.14	Coupon rate and frequency of payment

1	UBS Group AG1	31.12.12	CHF 450	CHF 450	Issues in CHF: 5.40%, issues in USD: 6.25%, annually

2	UBS Group AG1	31.12.13	CHF 496	CHF 496	Issues in CHF: 3.5%, issues in USD: 5.125%, annually

Total high-trigger loss-absorbing tier 2 capital				CHF 946

Low-trigger loss-absorbing tier 2 capital (Basel III compliant)
million, except where indicated

No.	Issuer	Issue date	Outstanding amount as of 31.12.14	Amount recognized in regulatory capital as of 31.12.14	Coupon rate and frequency of payment	Optional call date

1	UBS AG, Jersey branch	22.02.12	USD 2,000	CHF 1,985	7.25%/6.061% + Mid Market Swap Rate from 22 February 2017, annually	22.02.17

2	UBS AG, Stamford branch	17.08.12	USD 2,000	CHF 1,920	7.625%, semi-annually

3	UBS AG	22.05.13	USD 1,500	CHF 1,461	4.75%/3.765% + Mid Market Swap Rate from 22 May 2018, annually	22.05.18

4	UBS AG	13.02.14	EUR 2,000	CHF 2,524	4.75%/3.40% + Mid Market Swap Rate from 12 February 2021, annually	12.02.21

5	UBS AG	15.05.14	USD 2,500	CHF 2,561	5.125%, annually

Total low-trigger loss-absorbing tier 2 capital				CHF 10,451

Phase-out tier 2 capital
million, except where indicated

No.	Issuer	Issue date	Outstanding amount as of 31.12.14	Amount recognized in regulatory capital as of 31.12.14	Coupon rate and frequency of payment	Optional call date

1	UBS AG, NY branch	21.07.95	USD 350	CHF 350	7.5%, semi-annually

2	UBS AG, NY branch	21.07.95	USD 150	CHF 0	7.375%, semi-annually

3	UBS AG, NY branch	24.10.95	USD 300	CHF 0	7%, semi-annually

4	UBS AG, NY branch	03.09.96	USD 300	CHF 298	7.75%, semi-annually

5	UBS AG, NY branch	20.06.97	USD 300	CHF 120	7.375%, semi-annually

6	UBS AG, Jersey branch	18.12.95	GBP 150	CHF 227	8.75%, annually

7	UBS AG, Jersey branch	30.06.05	CHF 488	CHF 0	2.375%, annually

8	UBS AG, Jersey branch	21.06.06	GBP 163	CHF 253	5.25%/3-month Sterling LIBOR + 1.29%, annually/quarterly	21.06.16

9	UBS AG, Jersey branch	19.11.07	GBP 250	CHF 381	6.375%/3-month Sterling LIBOR + 2.10%, annually/quarterly	19.11.19

10	UBS AG, Stamford branch	26.07.06	USD 931	CHF 181	5.875%, semi-annually

11	UBS AG	28.06.06	CHF 434	CHF 87	3.125%, annually

12	UBS AG	27.12.07	CHF 385	CHF 154	4.125%, annually

Total phase-out tier 2 capital				CHF 2,050

1 Issued by UBS AG and transferred in the fourth quarter of 2014 to UBS Group AG as part of the Group reorganization. ▲▲

Risk, treasury and capital management

Capital management

Additional capital information

Pillar 3 | In order to improve the consistency and comparability of regulatory capital instruments disclosures for all market participants, BIS and FINMA Basel III Pillar 3 rules require banks and banking groups to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website. ▲

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG on a consolidated and standalone basis

Pillar 3 | In order to fulfill BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, we disclose a full reconciliation of all regulatory capital elements to the published IFRS balance sheet in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report. ▲

è	Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information

Pillar 3 | BIS and Swiss SRB Basel III rules require banks to disclose differences between the accounting scope of consolidation and the regulatory scope of consolidation.

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2014 are available in the “Financial information” section of this report. Details on entities which are treated differently under the regulatory and the IFRS scope of consolidation are available in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report. ▲

è	Refer to “Note 1 Summary of significant accounting policies,” “Note 30 Interests in subsidiaries and other entities” and “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” in the “Financial information” section of this report for more information

Pillar 3 | Capital information as of 31 December 2014 for UBS AG (standalone) and UBS Limited (standalone) were disclosed in our fourth quarter 2014 report. ▲

è	Refer to the “Supplemental information” in the “Financial information” section of our fourth quarter 2014 report for more information on UBS AG (standalone) and UBS Limited (stand-alone) capital information

Pillar 3 | We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 22 Provisions and contingent liabilities” to our consolidated financial statements. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.4 billion as of 31 December 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount. ▲

è	Refer to “Note 22 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and a phase-in basis, except for two specific items. First, under Swiss SRB the amount of our tier 2 high-trigger loss-absorbing capital, in the form of awards under our 2012 and 2013 DCCP, was higher by CHF 279 million as of 31 December 2014, due to its different regulatory treatment than under BIS Basel III. Second, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 191 million as of 31 December 2014, was recognized as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Risk, treasury and capital management

Differences between Swiss SRB and BIS Basel III capital information

As of 31.12.14	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
Tier 1 capital	42,863	42,863	0	29,408	29,408	0

of which: common equity tier 1 capital	42,863	42,863	0	28,941	28,941	0

of which: additional tier 1 capital (high-trigger loss-absorbing capital)	0	0	0	467	467	0

Tier 2 capital	13,448	13,359	89	11,398	11,309	89

of which: high-trigger loss-absorbing capital	946	667	279	946	667	279

of which: low-trigger loss-absorbing capital	10,451	10,451	0	10,451	10,451	0

of which: phase-out capital and other tier 2 capital	2,050	2,241	(191)		191	(191)

Total capital	56,310	56,222	89	40,806	40,718	89

Common equity tier 1 capital ratio (%)	19.4	19.4	0.0	13.4	13.4	0.0

Tier 1 capital ratio (%)	19.4	19.4	0.0	13.6	13.6	0.0

Total capital ratio (%)	25.5	25.5	0.0	18.9	18.8	0.0

Risk-weighted assets	220,877	220,877	0	216,462	216,462	0

Risk, treasury and capital management

Capital management

Swiss SRB Basel III capital information (UBS AG consolidated)

As of 31 December 2014, fully applied CET1 capital of UBS AG (consolidated) exceeded CET1 capital of UBS Group AG (consolidated) by CHF 1,864 million. This difference was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG, following the transfer of the grantor function for the Group’s employee deferred compensation plans during the fourth quarter of 2014.

The difference of CHF 946 million in fully applied tier 2 capital between UBS Group AG (consolidated) and UBS AG (consolidated) relates to 2012 and 2013 DCCP awards held at the UBS Group AG (consolidated) level.

Risk-weighted assets of UBS AG (consolidated) do not differ significantly from those of UBS Group AG (consolidated).

è	Refer to “The new legal structure of UBS Group” section of this report for more information on the transfer of deferred compensation plans

Swiss SRB Basel III available capital versus capital requirements (phase-in) – UBS AG (consolidated)

CHF million, except where indicated	Phase-in
	Capital ratio (%)			Capital
	Requirement[1]	Actual[2]		Requirement	Actual[2]
	31.12.14	31.12.14	31.12.13	31.12.14	31.12.14	31.12.13

Base capital (common equity tier 1 capital)	4.0	4.0	3.5	8,846	8,846	8,000

Buffer capital (common equity tier 1 capital)	4.6	15.9	15.0	10,273	35,244	34,180

of which: effect of countercyclical buffer	0.1	0.1	0.1	322	322	149

Progressive buffer capital (loss-absorbing capital)	2.5	4.7	2.5	5,469	10,451	5,665

Phase-out capital (tier 2 capital)		0.9	1.3		2,050	2,971

Total	11.1	25.6	22.2	24,589	56,591	50,815

1 Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%. 2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB Basel III capital information – UBS AG (consolidated)

CHF million, except where indicated	Phase-in			Fully applied
	31.12.14	31.12.13		31.12.14	31.12.13

Tier 1 capital	44,090[1]	42,179	[1]	30,805	28,908

of which: common equity tier 1 capital	44,090	42,179		30,805	28,908

Tier 2 capital	12,501	8,636		10,451	5,665

of which: high-trigger loss-absorbing capital	0	955		0	955

of which: low-trigger loss-absorbing capital	10,451	4,710		10,451	4,710

of which: phase-out capital	2,050	2,971

Total capital	56,591	50,815		41,257	34,573

Common equity tier 1 capital ratio (%)	19.9	18.5		14.2	12.8

Tier 1 capital ratio (%)	19.9	18.5		14.2	12.8

Total capital ratio (%)	25.6	22.2		19.0	15.4

Risk-weighted assets	221,150	228,557		217,158	225,153

1 Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

Risk, treasury and capital management

Swiss SRB Basel III available capital versus capital requirements (UBS Group AG vs UBS AG consolidated)

As of 31.12.14	Phase-in			Fully applied
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Tier 1 capital	42,863	44,090	(1,228)	29,408	30,805	(1,397)

of which: common equity tier 1 capital	42,863	44,090	(1,228)	28,941	30,805	(1,864)

of which: additional tier 1 capital (high-trigger loss-absorbing capital)	0	0	0	467	0	467

Tier 2 capital	13,448	12,501	946	11,398	10,451	946

of which: high-trigger loss-absorbing capital	946	0	946	946	0	946

of which: low-trigger loss-absorbing capital	10,451	10,451	0	10,451	10,451	0

of which: phase-out capital and other tier 2 capital	2,050	2,050	0

Total capital	56,310	56,591	(281)	40,806	41,257	(451)

Common equity tier 1 capital ratio (%)	19.4	19.9	(0.5)	13.4	14.2	(0.8)

Tier 1 capital ratio (%)	19.4	19.9	(0.5)	13.6	14.2	(0.6)

Total capital ratio (%)	25.5	25.6	(0.1)	18.9	19.0	(0.1)

Risk-weighted assets	220,877	221,150	(273)	216,462	217,158	(696)

Risk, treasury and capital management

Capital management

Total equity of UBS Group AG (consolidated) includes non-controlling interests in UBS AG, which qualify as CET1 capital. On a phase-in basis, CET1 capital of UBS Group AG (consolidated) is CHF 1.2 billion lower than that of UBS AG (consolidated). This difference is mainly due to a deduction of CHF 1.2 billion from IFRS equity for compensation and own shares-related adjustments which are now taken at the UBS Group AG (consolidated) level following the transfer of the employee deferred compensation plans in the fourth quarter. In addition, UBS Group AG (consolidated) reflects a CHF 679 million adjustment under “Other,” which relates to the effect of 2012, 2013 and 2014 DCCP awards held at the UBS Group AG (consolidated) level. The effect of these differences was partially offset by regulatory capital of CHF 467 million related to 2014 DCCP awards issued by UBS Group AG, which qualify as Basel III-compliant AT1 capital.

Audited | Reconciliation IFRS equity to Swiss SRB Basel III capital (UBS Group AG vs. UBS AG consolidated)

As of 31 December 2014	Phase-in			Fully applied
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Equity attributable to shareholders	50,608	52,108	(1,499)	50,608	52,108	(1,499)

Equity attributable to non-controlling interests in UBS AG	1,702		1,702	1,702		1,702

Equity attributable to preferred noteholders and other non-controlling interests	2,058	2,058	0	2,058	2,058	0

Total IFRS equity	54,368	54,165	203	54,368	54,165	203

Equity attributable to preferred noteholders and other non-controlling interests	(2,058)	(2,058)	0	(2,058)	(2,058)	0

Defined benefit plans (before phase-in, as applicable)[1]	3,997	3,997	0	0	0	0

Defined benefit plans, 20% phase-in	(799)	(799)	0

Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]				(8,047)	(8,047)	0

Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,605)	(1,605)	0

Deferred tax assets on temporary differences, excess over threshold	0	0	0	(604)	(435)	(169)

Goodwill, net of tax, less hybrid capital and high-trigger loss-absorbing capital[3]	(3,010)	(3,478)	467	(6,687)	(6,687)	0

Intangible assets, net of tax	(410)	(410)	0	(410)	(410)	0

Unrealized (gains)/losses from cash flow hedges, net of tax	(2,156)	(2,156)	0	(2,156)	(2,156)	0

Compensation and own shares-related capital components (not recognized in net profit)	(1,219)	0	(1,219)	(1,219)	0	(1,219)

Own credit related to financial liabilities designated at fair value and replacement values, net of tax	136	136	0	136	136	0

Unrealized gains related to financial investments available-for-sale, net of tax	(384)	(384)	0	(384)	(384)	0

Prudential valuation adjustments	(123)	(123)	0	(123)	(123)	0

Consolidation scope	(88)	(88)	0	(88)	(88)	0

Proposed capital returns to shareholders	(2,827)	(2,827)	0	(2,827)	(2,827)	0

Other[4]	(959)	(280)	(679)	(959)	(280)	(679)

Common equity tier 1 capital	42,863	44,090	(1,228)	28,941	30,805	(1,864)

Hybrid capital subject to phase-out	3,210	3,210	0

High-trigger loss-absorbing capital	467		467	467		467

Goodwill, net of tax, offset against hybrid capital and high-trigger loss-absorbing capital	(3,677)	(3,210)	(467)

Additional tier 1 capital	0	0	0	467		467

Tier 1 capital	42,863	44,090	(1,228)	29,408	30,805	(1,397)

Tier 2 capital	13,448	12,501	946	11,398	10,451	946

Total capital	56,310	56,591	(281)	40,806	41,257	(451)

1 Phase-in number net of tax.  2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earnings implementation effect.  3  Includes goodwill related to significant investments in financial institutions of CHF 375 million.  4  UBS Group AG (consolidated) includes the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital and other items. ▲

Risk, treasury and capital management

Risk-weighted assets (UBS Group)

EDTF | Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018, and DTA on temporary differences (excess over threshold).

On a fully applied basis, net defined benefit-related assets/liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognized is deducted from CET1 capital rather than being risk-weighted. On a phase-in basis, defined benefit-related assets/liabilities are determined in accordance with the previous IAS 19 requirements (corridor method), and any net defined benefit asset that is recognized is risk-weighted at 100%.

On a fully applied basis, DTA on temporary differences which exceed the threshold are deducted from our CET1 capital and are therefore not risk-weighted. On a phase-in basis, the DTA on temporary differences is below the threshold due to the higher capital base. Therefore all DTA on temporary differences are risk-weighted at 250%.

Due to the aforementioned differences, our phase-in RWA as of 31 December 2014 were CHF 4.4 billion higher than our fully applied RWA.

RWA decreased by CHF 8.7 billion to CHF 216.5 billion on a fully applied basis and by CHF 7.7 billion to CHF 220.9 billion on a phase-in basis.

In accordance with our strategy to focus on sustainable, less capital-intensive business activities and due to our active portfolio management and risk-mitigation activities, RWA in Corporate Center – Non-core and Legacy Portfolio were substantially reduced during 2014.

The tables “Basel III RWA by risk type, exposure and reporting segment” and “Basel III RWA movement by key driver, risk type and reporting segment” on the following pages provide more granular disclosures of RWA movements by reporting segment. ▲

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information
è	Refer to “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on gross and net exposure at default by exposure segment

Risk, treasury and capital management

Capital management

EDTF | Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.12.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.3	8.7	31.4	3.0	35.0	5.3	12.8	108.6	12.1
Advanced IRB approach	8.2	3.0	29.8	1.5	29.3	4.4	10.2	86.3	9.6
Sovereigns[2]	0.0	0.0	0.1	0.0	0.7	0.4	0.1	1.3	0.1
Banks[2]	0.0	0.0	1.1	0.0	3.7	1.8	1.4	8.1	0.9
Corporates[2]	0.4	0.0	15.4	0.0	21.0	2.0	2.3	41.1	4.6
Retail	7.1	2.9	11.9	0.0	0.0	0.0	0.0	21.9	2.4
Other[3]	0.6	0.1	1.3	1.5	3.9	0.1	6.4	13.9	1.5

Standardized approach	4.1	5.7	1.7	1.5	5.7	1.0	2.6	22.3	2.5
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.9	0.1	0.1	0.2	0.6	0.3	2.4	0.3
Corporates[4]	1.1	3.0	0.3	1.4	1.8	2.0	1.0	10.6	1.2
Central counterparties[2]	0.0	0.0	0.0	0.0	0.7	0.8	0.0	1.5	0.2
Retail	2.2	1.7	0.1	0.0	0.0	0.0	0.0	4.0	0.4
Other[3]	0.5	0.1	1.1	0.0	3.0	(2.4)	1.3	3.6	0.4

Non-counterparty-related risk[4]	0.6	0.2	1.4	0.1	0.3	16.4	0.0	19.1	2.1

Market risk	0.0	1.0	0.0	0.0	13.6	(1.8)[5]	3.6	16.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.8	(0.5)	0.5	2.0	0.2
Stressed value-at-risk (SVaR)	0.0	0.5	0.0	0.0	4.0	(1.1)	0.8	4.1	0.5
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	5.0	0.1	0.9	5.9	0.7
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.5	(0.2)	0.4	3.0	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	1.0	1.3	0.1

Operational risk	12.9	11.9	1.6	0.8	18.1	12.2	19.3	76.7	8.5
of which: incremental RWA[6]	5.5	1.7	0.5	0.0	1.2	6.0	2.6	17.5	1.9

Total RWA, phase-in	25.8	21.9	34.4	3.9	67.0	32.2	35.7	220.9	24.6

Phase-out items	0.4	0.2	1.4	0.1	0.2	2.1	0.0	4.4

Total RWA, fully applied	25.4	21.7	33.1	3.8	66.7	30.1	35.7	216.5

1 Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA. 2 Includes stressed expected positive exposures. 3 Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers. 4 RWA related to defined benefit plans are newly presented as non-counterparty-related risk. In previous reports, these RWA were presented as credit risk RWA. Prior periods were not restated for this change in presentation. 5 Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses. 6 Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

RWA movement by risk type, exposure and reporting segment

Credit risk

EDTF | Phase-in credit risk RWA decreased by CHF 15.7 billion to CHF 108.6 billion as of 31 December 2014, mainly due to a CHF 18.5 billion decrease of credit risk RWA in Corporate Center – Non-core and Legacy Portfolio, partly offset by an increase of CHF 1.5 billion in Retail & Corporate.

The credit risk RWA decrease in Corporate Center – Non-core and Legacy Portfolio mainly related to a CHF 13.4 billion reduction in the Other exposure segment. This was primarily driven by a reduction of CHF 5.7 billion due to the sale of securitization exposures as well as a CHF 6.1 billion reduction in RWA for advanced and standardized credit valuation adjustments (CVA), mainly due to derivative trade unwinds and trade compressions.

Higher credit risk RWA in Retail & Corporate was mainly due to a CHF 1.5 billion increase in the Retail exposure segment, primarily driven by the FINMA requirement to apply a higher multiplier on Swiss residential mortgages for banks using the IRB approach.

RWA of CHF 3.0 billion related to defined benefit plans were reclassified from credit risk to non-counterparty-related risk in the fourth quarter of 2014. ▲

Risk, treasury and capital management

Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	11.9	8.1	29.9	2.7	35.5	4.8	31.3	124.3	10.6
Advanced IRB approach	8.2	2.4	27.4	1.4	28.9	3.8	25.3	97.5	8.3
Sovereigns	0.0	0.0	0.1	0.0	0.5	0.1	0.2	0.8	0.1
Banks	0.2	0.0	1.5	0.0	7.3	1.0	1.7	11.6	1.0
Corporates[2]	0.4	0.0	14.5	0.0	17.7	2.3	5.9	40.9	3.5
Retail	7.1	2.3	10.4	0.0	0.1	0.0	0.0	19.9	1.7
Other[3]	0.6	0.1	0.9	1.4	3.4	0.5	17.5	24.3	2.1

Standardized approach	3.7	5.7	2.5	1.2	6.6	1.0	6.0	26.8	2.3
Sovereigns	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.3	0.0
Banks	0.2	0.8	0.1	0.1	0.1	0.3	0.5	2.0	0.2
Corporates[4]	1.6	3.0	2.0	1.1	1.9	2.3	1.7	13.6	1.2
Central counterparties	0.0	0.0	0.0	0.0	1.0	0.6	0.2	1.8	0.2
Retail	1.6	1.7	0.0	0.0	0.0	0.0	0.0	3.3	0.3
Other[3]	0.2	0.1	0.5	0.0	3.5	(2.3)	3.6	5.8	0.5

Non-counterparty-related risk[4]	0.2	0.0	0.1	0.0	0.1	12.2	0.0	12.6	1.1

Market risk	0.0	1.6	0.0	0.0	7.6	(4.9)[5]	9.4	13.7	1.2
Value-at-risk (VaR)	0.0	0.4	0.0	0.0	1.6	(1.4)	1.1	1.7	0.1
Stressed value-at-risk (SVaR)	0.0	0.9	0.0	0.0	2.5	(2.3)	1.5	2.6	0.2
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.2	0.1	0.6	2.0	0.2
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.1	(1.4)	0.3	1.4	0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	4.2	4.2	0.4
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.1	0.0	1.7	1.8	0.2

Operational risk	9.2	14.8	1.4	1.1	19.4	9.2	22.8	77.9	6.7
of which: incremental RWA[6]	2.7	4.3	0.4	0.3	5.6	2.7	6.6	22.5	1.9

Total RWA, phase-in	21.4	24.5	31.4	3.8	62.6	21.3	63.5	228.6	19.6

Phase-out items	0.4	0.2	1.7	0.1	0.4	0.7	0.0	3.4

Total RWA, fully applied	20.9	24.3	29.7	3.7	62.3	20.7	63.5	225.2

1 Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.   2 Includes stressed expected positive exposures.  3 Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.  4 RWA related to defined benefit plans are newly presented as non-counterparty-related risk. In previous reports, these RWA were presented as credit risk RWA. Prior periods were not restated for this change in presentation.  5 Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.  6 Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Non-counterparty-related risk

EDTF | Phase-in non-counterparty-related risk RWA increased by CHF 6.5 billion to CHF 19.1 billion. The increase was mainly due to the reclassification of RWA of CHF 3.0 billion related to defined benefit plans from credit risk to non-counterparty-related risk in the fourth quarter of 2014 as well as higher RWA of CHF 2.5 billion relating to an increase in DTA on temporary differences recognized in Corporate Center – Core Functions. ▲

Market risk

EDTF | Phase-in market risk RWA increased by CHF 2.8 billion to CHF 16.5 billion. The increase was primarily driven by a CHF 3.9 billion higher add-on for RniV, a CHF 1.5 billion increase in stressed VaR and a CHF 1.6 billion higher incremental risk charge within the Investment Bank and Corporate Center – Core Functions.

These increases were partly offset by a lower comprehensive risk measure of CHF 4.1 billion due to sale of correlation trades and trading book securitization exposures in Corporate Center – Non-core and legacy portfolio. ▲

è	Refer to the “Risk management and control” section of this report for more information on market risk developments, including the risks-not-in-VaR framework and the comprehensive risk measure

Risk, treasury and capital management

Capital management

Basel III risk-weighted assets by risk type, exposure and reporting segment (continued)

	31.12.14 vs. 31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Total RWA

Credit risk	0.4	0.6	1.5	0.3	(0.5)	0.5	(18.5)	(15.7)

Advanced IRB approach	0.0	0.6	2.4	0.1	0.4	0.6	(15.1)	(11.2)

Sovereigns	0.0	0.0	0.0	0.0	0.2	0.3	(0.1)	0.5

Banks	(0.2)	0.0	(0.4)	0.0	(3.6)	0.8	(0.3)	(3.5)

Corporates	0.0	0.0	0.9	0.0	3.3	(0.3)	(3.6)	0.2

Retail	0.0	0.6	1.5	0.0	(0.1)	0.0	0.0	2.0

Other	0.0	0.0	0.4	0.1	0.5	(0.4)	(11.1)	(10.4)

Standardized approach	0.4	0.0	(0.8)	0.3	(0.9)	0.0	(3.4)	(4.5)

Sovereigns	0.0	0.0	0.0	0.0	(0.1)	(0.1)	0.0	(0.1)

Banks	0.0	0.1	0.0	0.0	0.1	0.3	(0.2)	0.4

Corporates	(0.5)	0.0	(1.7)	0.3	(0.1)	(0.3)	(0.7)	(3.0)

Central counterparties	0.0	0.0	0.0	0.0	(0.3)	0.2	(0.2)	(0.3)

Retail	0.6	0.0	0.1	0.0	0.0	0.0	0.0	0.7

Other	0.3	0.0	0.6	0.0	(0.5)	(0.1)	(2.3)	(2.2)

Non-counterparty-related risk	0.4	0.2	1.3	0.1	0.2	4.2	0.0	6.5

Market risk	0.0	(0.6)	0.0	0.0	6.0	3.1	(5.8)	2.8

Value-at-risk (VaR)	0.0	(0.2)	0.0	0.0	0.2	0.9	(0.6)	0.3

Stressed value-at-risk (SVaR)	0.0	(0.4)	0.0	0.0	1.5	1.2	(0.7)	1.5

Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	3.8	0.0	0.3	3.9

Incremental risk charge (IRC)	0.0	0.0	0.0	0.0	0.4	1.2	0.1	1.6

Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(4.1)	(4.1)

Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	(0.7)	(0.5)

Operational risk	3.7	(2.9)	0.2	(0.3)	(1.3)	3.0	(3.5)	(1.2)

of which: incremental RWA	2.8	(2.6)	0.1	(0.3)	(4.4)	3.3	(4.0)	(5.0)

Total RWA, phase-in	4.4	(2.6)	3.0	0.1	4.4	10.9	(27.8)	(7.7)

Phase-out items	0.0	0.0	(0.3)	0.0	(0.2)	1.4	0.0	1.0

Total RWA, fully applied	4.5	(2.6)	3.4	0.1	4.4	9.4	(27.8)	(8.7)

▲

Operational risk

EDTF | Phase-in operational risk RWA decreased by CHF 1.2 billion to CHF 76.7 billion as of 31 December 2014. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 5.0 billion to CHF 17.5 billion as of 31 December 2014. This decrease in incremental operational risk RWA was partly offset by higher capital requirements based on the advanced measurement approach (AMA) model output using the latest FINMA-approved model parameters, which increased RWA by CHF 3.8 billion. ▲

Risk, treasury and capital management

EDTF | Basel III RWA movement by key driver – phase-in

CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Group
Total RWA balance as of 31.12.13	21.4	24.5	31.4	3.8	62.6	21.3	63.5	228.6

Credit risk RWA movement during the year 2014:	0.4	0.6	1.5	0.3	(0.5)	0.5	(18.5)	(15.7)

Methodology changes	0.0	0.0	1.4	0.0	(0.3)	0.3	(0.3)	1.1

Model parameter updates	0.0	0.0	0.0	0.0	(2.5)	0.0	0.0	(2.5)

Acquisitions and disposals of business operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Book quality	0.0	0.0	0.0	0.0	0.1	0.0	(1.5)	(1.4)

Book size	0.4	0.0	1.1	0.2	0.5	0.7	(17.7)	(14.7)

Foreign currency translation effects	0.3	0.9	0.4	0.2	1.9	0.2	1.0	4.9

Reclassification to non-counterparty-related risk RWA[1]	(0.4)	(0.2)	(1.3)	(0.1)	(0.2)	(0.7)	0.0	(3.0)

Non-counterparty-related risk RWA movement during the year 2014:	0.4	0.2	1.3	0.1	0.2	4.2	0.0	6.5

Exposure movements	0.0	0.0	0.0	0.0	0.0	3.1	0.0	3.0

Foreign currency translation effects	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4

Reclassification from credit risk RWA[1]	0.4	0.2	1.3	0.1	0.2	0.7	0.0	3.0

Market risk RWA movement during the year 2014:	0.0	(0.6)	0.0	0.0	6.0	3.2	(5.8)	2.8

Methodology changes	0.0	0.0	0.0	0.0	0.0	0.0	2.3	2.3

Model parameter updates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Regulatory add-ons	0.0	0.0	0.0	0.0	3.3	(0.1)	0.2	3.4

Movement in risk levels	0.0	(0.6)	0.0	0.0	2.7	3.3	(8.3)	(2.9)

Operational risk RWA movement during the year 2014:	3.7	(2.8)	0.1	(0.3)	(1.4)	3.0	(3.5)	(1.2)

Supplemental operational risk agreed with FINMA	0.3	(2.6)	2.5	(0.3)	(4.7)	3.3	(3.7)	(5.0)

Other model parameter updates	3.3	(0.2)	(2.4)	0.0	3.3	(0.3)	0.2	3.8

Total movement	4.4	(2.6)	3.0	0.1	4.3	10.9	(27.8)	(7.7)
Total RWA balance as of 31.12.14	25.8	21.9	34.4	3.9	67.0	32.2	35.7	220.9

1 RWA related to defined benefit plans are newly presented as non-counterparty-related risk. In previous reports, these RWA were presented as credit risk RWA. Prior periods were not restated for this change in presentation. ▲

RWA movement by key driver, risk type and reporting segment

EDTF | The following pages include information about the definitions of key driver categories and underlying judgments and assumptions. ▲

Credit risk

EDTF | The decrease of CHF 15.7 billion in credit risk RWA was mainly driven by a reduction in book size in Corporate Center – Non-core and Legacy Portfolio, primarily due to the sale of student loan auction rate securities and collateralized debt obligations along with the unwinding of derivative trades. ▲

Non-counterparty-related risk

EDTF | The increase of CHF 6.5 billion in non-counterparty-related risk was mainly due to the reclassification of RWA of CHF 3.0 billion related to defined benefit plans from credit risk to non-counterparty-related risk in the fourth quarter of 2014 as well as an increase in RWA of CHF 3.1 billion in Corporate Center - Core Functions relating largely to exposure movements in DTA on temporary differences.

Market risk

EDTF | The increase of CHF 2.8 billion in market risk RWA was mainly due to regulatory add-ons of CHF 3.4 billion and methodology changes of CHF 2.3 billion, offset by lower risk levels of CHF 2.9 billion. Regulatory add-ons increased following a new calibration of RniV approved by FINMA. The increased RWA resulting from the methodology change of CHF 2.3 billion was driven by the underpinning of both net long and net short trading positions in the trading book. As per FINMA Circular “Market Risk Banks” only the higher of the net long or net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. ▲

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information

Risk, treasury and capital management

Capital management

EDTF | Key drivers of RWA movement by risk type

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

Movements	Key driver description
Credit risk RWA movements
Model updates

Represents RWA movements arising from the implementation of new models and from parameter changes to existing models. The RWA impact of model updates is estimated based on the portfolio at the time of the implementation of the change.

Methodology and policy changes

Represents RWA movements due to methodological changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations. The impact of methodology and policy changes on RWA is estimated based on the portfolio at the time of the implementation of the change.

Acquisitions and disposals of business operations

Represents the movement in RWA as a result of the disposal or acquisition of business operations, quantified based on the credit risk exposures as at the end of the month preceding a disposal or following an acquisition. Acquisition and disposal of exposures in the ordinary course of business are reflected under book size.

Book quality

Represents RWA movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters which arise from actions such as, but not limited to, change in counterparty ratings, loss given default or changes in credit hedges.

Book size

Represents RWA movements arising in the normal course of business, such as growth in credit exposures or reduction in book size from sales and write-offs. The amounts reported for each business division and the Corporate Center may also include the effect of transfers and allocations of exposures between business divisions reflected in the period. Currently, the movement in book size is estimated based on amounts derived from the other five drivers. We will continue to refine our underlying RWA reporting and intend to provide more granular information in the future.

Foreign currency translation effects	Represents RWA movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.
Non-counterparty-related risk RWA movements
Exposure movements

Represents RWA movements arising in the normal course of business, such as the purchase or sale of relevant underlying exposures, the movement in RWA as a result of a RWA reclassification related to defined benefit plans from credit risk to non-counterparty-related risk and changes in DTA on temporary differences.

Foreign currency translation effects	Represents foreign currency translation effects on RWA movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.

Risk, treasury and capital management

Market risk RWA movements
Methodology changes

Represents methodology changes to the calculation driven by regulatory and internal policy decisions. In some cases, the effects of methodology changes have been assessed at the time of implementation, and may not reflect the effects for the entire year 2014. Further, methodology changes may, on occasion, be implemented at the same time as parameter updates and changes in regulatory add-ons, the effects of which cannot be fully disaggregated.

Model parameter updates

Includes routine updates to model parameters such as the roll-forward of the five-year historical data used for VaR. The effect of each parameter update, assessed at the point of implementation, has been used to approximate the combined effect over the year.

Regulatory add-ons

Represents entirely the “Risks-not-in-VaR” add-on described in the “Risk management and control” section of this report. The effect of the annual recalibration has been calculated by applying the old and new multiplication factors to the year- end VaR and SVaR-based RWA.

Movement in risk levels

Represents changes as a result of movements in risk levels that are derived after accounting for the movements in the above three specific drivers. This includes changes in positions, effects of market moves on risk levels and currency translation effects. The amounts reported for each business division and the Corporate Center may also include the effect of transfers and allocations of exposures between business divisions reflected in the period.

Operational risk RWA movements
Incremental RWA	Represents RWA movements relating to changes in the incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.
Other model parameter updates	Represents RWA movements arising from the regular update of our advanced measurement approach (AMA) model.
▲

Risk, treasury and capital management

Capital management

Swiss SRB leverage ratio framework

Swiss SRB leverage ratio requirements

EDTF | The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1 capital, AT1 and other loss-absorbing capital by the three-month average total adjusted exposure (leverage ratio denominator), which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of derivatives, the current exposure method (CEM) add-on for derivatives and other items.

The “Swiss SRB leverage ratio requirements (phase-in)” table on the next page shows our total leverage ratio requirement, as well as the requirements by capital components and our actual leverage ratio information. As of 31 December 2014, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while our high and low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

The Swiss SRB leverage ratio requirement is equal to 24% of the total capital ratio requirement (excluding the countercyclical buffer requirement). As of 31 December 2014, the effective total leverage ratio requirement was 2.6%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.0% by 24%. As of 31 December 2013, the total leverage ratio requirement was 2.1%.

In November 2014, FINMA issued its new circular “Leverage ratio – banks,” covering the calculation rules for the leverage ratio in Switzerland. For Swiss SRB, the new circular revises the way the LRD is calculated in order to be aligned with the rules issued by the BIS in January 2014. This change became effective on 1 January 2015. We are making use of a one-year transition period, under which the existing Swiss SRB definition may still be used, but we are required to disclose both leverage ratio measures (based on existing Swiss SRB rules as well as on the BIS Basel III rules) starting with our first quarter 2015 reporting. The current minimum leverage ratio requirement as a percentage of the risk-based capital ratio requirement (excluding the countercyclical buffer requirement) remains unchanged for Swiss SRB. We estimate that our year-end 2014 LRD based on BIS Basel III rules was slightly higher than under Swiss SRB rules and we expect the difference to be even smaller after the one-year transition period. ▲

è	Refer to the “Regulatory and legal developments” section of this report for more information on the new FINMA circular

Risk, treasury and capital management

Swiss SRB leverage ratio (UBS Group)

Our phase-in total Swiss SRB leverage ratio increased 0.7 percentage points to 5.4% as of 31 December 2014 from 4.7% as of 31 December 2013. This increase was mainly due to the aforementioned increases in CET1 and loss-absorbing capital, which contributed 0.6 percentage points to the improvement in the leverage ratio on a phase-in basis. In addition, a CHF 18 billion reduction in LRD to CHF 1,005 billion contributed 0.1 percentage points to the improvement in the leverage ratio.

The LRD reduction of CHF 18 billion was primarily due to a CHF 42 billion lower CEM add-on for derivative exposures as a result of lower notional values due to trade novation of credit derivatives. Average on-balance sheet assets increased by CHF 17 billion, primarily due to higher lending balances and cash and balances with central banks.

On a fully applied basis, our Swiss SRB leverage ratio increased 0.7 percentage points to 4.1% as of 31 December 2014 from 3.4% as of 31 December 2013.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information
è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

EDTF | Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]		Requirement	Actual[2,3]
	31.12.14		31.12.14	31.12.13	31.12.14	31.12.14	31.12.13

Base capital (common equity tier 1 capital)	1.0		1.0	0.8	9,647	9,647	8,593

Buffer capital (common equity tier 1 capital)	1.1	[4]	3.3	3.3	10,853	33,216	33,587

Progressive buffer capital (loss-absorbing capital)	0.6		1.1	0.6	5,965	11,398	5,665

Total	2.6		5.4	4.7	26,464	54,260	47,844

1 Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.5%).   2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.   3 During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.   4 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.4% in 2014. ▲

Risk, treasury and capital management

Capital management

EDTF | Swiss SRB leverage ratio

CHF million, except where indicated	Average 4Q14	Average 4Q13[3]
Total on-balance sheet assets[1]	1,038,836	1,022,209
Netting of securities financing transactions	(6,141)	(1,537)

Netting of derivative exposures	(184,265)	(206,807)

Current exposure method (CEM) add-on for derivative exposures	63,385	105,352

Off-balance sheet items	88,750	96,256

of which: commitments and guarantees – unconditionally cancellable (10%)	17,212	21,538

of which: commitments and guarantees – other than unconditionally cancellable (100%)	71,538	74,719

Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	19,184	17,878

Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(14,879)	(10,428)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	1,004,869	1,022,924

Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(7,047)	(7,617)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	997,822	1,015,306

	As of
	31.12.14	31.12.13
Common equity tier 1 capital (phase-in)	42,863	42,179

Loss-absorbing capital (phase-in)	11,398	5,665

Common equity tier 1 capital including loss-absorbing capital	54,260	47,844
Swiss SRB leverage ratio phase-in (%)	5.4	4.7

	As of
	31.12.14	31.12.13
Common equity tier 1 capital (fully applied)	28,941	28,908

Loss-absorbing capital (fully applied)	11,865	5,665

Common equity tier 1 capital including loss-absorbing capital	40,806	34,573
Swiss SRB leverage ratio fully applied (%)	4.1	3.4
1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on the regulatory scope of consolidation.   2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counter-party.   3 Comparative figures in this table have been restated to reflect the adoption of “Amendments to IAS 32.” This change had no material impact on the leverage ratio. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report on the adoption of “Amendments to IAS 32.” ▲

Risk, treasury and capital management

Swiss SRB leverage ratio denominator by reporting segment

	Average 4Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	121.0	54.1	143.8	3.7	290.8	255.9	169.6	1,038.8
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	(4.0)	0.0	(6.1)
Netting of derivative exposures	(0.2)	0.0	(0.3)	0.0	(81.3)	3.4	(105.9)	(184.3)
Current exposure method (CEM) add-on for derivative exposures	1.3	0.0	1.1	0.0	35.5	0.1	25.3	63.4
Off-balance sheet items	9.5	9.0	21.2	0.0	44.5	0.0	4.4	88.7
of which: commitments and guarantees – unconditionally cancellable (10%)	5.5	8.0	3.4	0.0	0.3	0.0	0.0	17.2
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.0	1.0	17.8	0.0	44.2	0.0	4.4	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.1	11.2	0.9	0.3	0.0	19.2
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)		(14.9)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	138.3	63.3	165.9	14.9	288.3	240.8	93.4	1,004.9

Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.0)		(7.0)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	138.3	63.3	165.9	14.9	288.3	233.7	93.4	997.8

1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on the regulatory scope of consolidation.   2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

	Average 4Q13[3]
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	104.9	45.3	142.8	4.0	245.5	245.3	234.6	1,022.2
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(53.5)	(0.2)	(152.8)	(206.8)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(10.4)		(10.4)

Total adjusted exposure (“leverage ratio denominator”), phase-in2	122.1	57.2	164.7	14.0	270.3	234.5	160.0	1,022.9

Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.6)		(7.6)

Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	122.1	57.2	164.7	14.0	270.3	226.9	160.0	1,015.3

1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on the regulatory scope of consolidation.   2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.   3 Comparative figures in this table have been restated to reflect the adoption of “Amendments to IAS 32.” This change had no material impact on the leverage ratio. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of this report on the adoption of “Amendments to IAS 32.”

Risk, treasury and capital management

Capital management

Swiss SRB leverage ratio (UBS AG consolidated)

There was no difference between the Swiss SRB leverage ratios (fully applied and phase-in) for UBS Group AG (consolidated) and UBS AG (consolidated) as of 31 December 2014. The LRD (fully applied and phase-in) of UBS Group AG (consolidated) was approximately CHF 1 billion lower than that of UBS AG (consolidated), mainly due to the effect of compensation and own shares-related adjustments which are now recognized at the UBS Group AG (consolidated) level following the transfer of the employee deferred compensation plans. However, the effect of the lower LRD at the UBS Group AG (consolidated) level was offset by CHF 0.3 billion lower CET1 capital including loss-absorbing capital compared with UBS AG (consolidated) on a phase-in basis. This difference was mainly caused by the deduction for treasury shares, partly offset by the issuance of the 2014 DCCP awards, which qualify as AT1 capital.

Swiss SRB leverage ratio requirements (phase-in) – UBS AG (consolidated)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]		Requirement	Actual[2,3]
	31.12.14		31.12.14	31.12.13	31.12.14	31.12.14	31.12.13

Base capital (common equity tier 1 capital)	1.0		1.0	0.8	9,658	9,658	8,593
Buffer capital (common equity tier 1 capital)	1.1	[4]	3.4	3.3	10,865	34,432	33,587
Progressive buffer capital (loss-absorbing capital)	0.6		1.0	0.6	5,971	10,451	5,665

Total	2.6		5.4	4.7	26,494	54,542	47,844

1 Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.5%).   2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.   3 During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.   4 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.4% in 2014.

Risk, treasury and capital management

Swiss SRB leverage ratio (UBS Group AG vs. UBS AG consolidated)

Average 4Q14
CHF million, except where indicated	UBS Group AG	UBS AG consolidated	Differences
Total on-balance sheet assets[1]	1,038,836	1,038,696	140

Netting of securities financing transactions	(6,141)	(6,141)	0

Netting of derivative exposures	(184,265)	(184,265)	0

Current exposure method (CEM) add-on for derivative exposures	63,385	63,385	0

Off-balance sheet items	88,750	88,781	(31)

of which: commitments and guarantees – unconditionally cancellable (10%)	17,212	17,241	(30)

of which: commitments and guarantees – other than unconditionally cancellable (100%)	71,538	71,539	(2)

Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	19,184	19,223	(40)

Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(14,879)	(13,678)	(1,201)

Total adjusted exposure (“leverage ratio denominator”), phase-in2	1,004,869	1,006,001	(1,132)

Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(7,047)	(6,877)	(169)

Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	997,822	999,124	(1,301)

As of 31.12.14	UBS Group AG	UBS AG consolidated	Differences
Common equity tier 1 capital (phase-in)	42,863	44,090	(1,228)

Loss-absorbing capital (phase-in)	11,398	10,451	946

Common equity tier 1 capital including loss-absorbing capital	54,260	54,542	(281)

Swiss SRB leverage ratio phase-in (%)	5.4	5.4	0.0

As of 31.12.14	UBS Group AG	UBS AG consolidated	Differences
Common equity tier 1 capital (fully applied)	28,941	30,805	(1,864)

Loss-absorbing capital (fully applied)	11,865	10,451	1,413

Common equity tier 1 capital including loss-absorbing capital	40,806	41,257	(451)

Swiss SRB leverage ratio fully applied (%)	4.1	4.1	0.0

1 Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on the regulatory scope of consolidation. 2 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Risk, treasury and capital management

Capital management

Equity attribution framework

Pillar 3 | The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) for each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach. This approach combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and the Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and it can differ from the Group’s actual equity during a given period. ▲

è	Refer to the “Risk management and control” section of this report for more information on risk-based capital

Pillar 3 | From 1 January 2015 onwards, the equity attribution framework is based on fully applied Basel III capital requirements to recognize the increased focus on fully applied capital. This change increases the equity required to underpin certain Basel III capital deductions, primarily related to deferred tax assets (DTA). Further, to align attributed equity with Group capital targets, the total attributed equity is determined based on the maximum of the CET1 levels resulting from RWA, LRD and post-stress CET1 capital ratio. These changes are expected to contribute to an overall increase in average attributed equity for Corporate Center – Core Functions in 2015. We expect that this will reduce the difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center. ▲

Average total equity attributed to the business divisions and Corporate Center was CHF 39.9 billion in 2014, a decrease from CHF 43.5 billion in 2013. This decrease was primarily due to lower attributed equity in Corporate Center – Non-core and Legacy Portfolio, reflecting further reductions related to RWA and LRD. The increase in average attributed equity in Corporate Center – Core Functions resulted mainly from equity required to underpin certain Basel III capital deduction items that became relevant as of 1 January 2014.

Average equity attributable to UBS Group AG shareholders increased to CHF 49.7 billion in 2014 from CHF 47.2 billion in 2013. The difference between average equity attributable to UBS Group

Pillar 3 | Average attributed equity

	For the year ended
CHF billion	31.12.14	31.12.13	31.12.12
Wealth Management	3.4	3.5	4.0

Wealth Management Americas	2.7	2.8	6.2

Retail & Corporate	4.1	4.1	4.5

Global Asset Management	1.7	1.8	2.2

Investment Bank	7.6	8.0	10.9

Corporate Center	20.5	23.3	23.1

of which: Core Functions	15.5	12.5	6.6

of which: Group items[1]	11.3	8.6	3.6

of which: Non-core and Legacy Portfolio	4.9	10.8	16.5

Average equity attributed to the business divisions and Corporate Center	39.9	43.5	50.8

Difference	9.8	3.7	(2.1)

Average equity attributable to UBS Group AG shareholders	49.7	47.2	48.7

1 Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that we have targeted above a 10% common equity tier 1 capital ratio. In addition, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items. ▲

Risk, treasury and capital management

AG shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 9.8 billion in 2014 from CHF 3.7 billion in 2013. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

The return on equity (RoE) for the Group increased to 7.0% in 2014 from 6.7% in the prior year due to an increase in net profit attributable to UBS Group AG shareholders. The Group’s RoE was lower than the average RoAE of the business divisions due to the negative RoAE of the Corporate Center and the fact that more equity was attributable to UBS Group AG shareholders than the total equity attributed to the business divisions and Corporate Center.

Pillar 3 | Return on attributed equity and return on equity1

	For the year ended
In %	31.12.14	31.12.13	31.12.12
Wealth Management	67.9	64.2	60.9
Wealth Management Americas	33.6	30.9	9.7
Retail & Corporate	36.7	35.6	40.6
Global Asset Management	27.5	32.0	25.9
Investment Bank	(0.6)	28.7	2.4
Corporate Center – Core Functions	(4.7)	(14.8)	(56.2)
Corporate Center – Non-core and Legacy Portfolio	(39.9)	(21.4)	(22.8)

UBS Group	7.0	6.7	(5.1)

1 Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group. ▲

Risk, treasury and capital management

Capital management

UBS shares

UBS Group AG shares

Audited | As of 31 December 2014, total IFRS equity attributable to UBS Group AG shareholders amounted to CHF 50,608 million and was represented by a total of 3,717,128,324 shares issued, reflecting 3,716,910,207 UBS AG shares that were tendered as part of the share-for-share exchange offer or privately exchanged into UBS Group AG shares and an additional 218,117 shares that were issued upon exercise of employee share options after the transfer of deferred compensation plans to UBS Group AG. For the purpose of acquiring UBS AG shares, UBS Group AG’s Board of Directors is authorized until 26 November 2016 to increase the share capital of the company. The maximum number of shares available as of 31 December 2014 to increase the share capital of UBS Group AG for this purpose amounted to 127,650,706 registered shares.

Each share has a par value of CHF 0.10 and entitles the holder to one vote at the UBS Group AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. As the Articles of Association of UBS Group AG indicate, there are no other classes of shares and no preferential rights for shareholders. ▲

è	Refer to “Capital structure” and “Shareholders’ participation rights” in the “Corporate governance” section of this report for more information

UBS AG shares

Audited | As of 31 December 2014, shares issued by UBS AG totaled 3,844,560,913 shares, of which 2,115,255 were held as treasury shares, 3,716,910,207 were held by UBS Group AG and 125,535,451 were held by shareholders with a non-controlling interest (NCI). The treasury shares as well as the shares held by NCI, totaling a combined 127,650,706 shares, represent the population of UBS AG shares which were not exchanged into UBS Group AG shares as of 31 December 2014. The number of UBS AG shares issued increased by 2,558,844 shares in 2014 due to the exercise of employee share options prior to the transfer of deferred compensation plans to UBS Group AG. UBS AG shares are registered shares with a par value of CHF 0.10 per share. ▲

Risk, treasury and capital management

UBS shares

	UBS Group AG			UBS AG
	As of		% change from	As of		% change from
	31.12.14	31.12.13	31.12.13	31.12.14	31.12.13	31.12.13

Shares outstanding
Shares issued	3,717,128,324			3,844,560,913	3,842,002,069	0
Treasury shares	87,871,737			2,115,255	73,800,252	(97)

Shares outstanding	3,629,256,587			3,842,445,658	3,768,201,817	2
of which: held by UBS Group AG				3,716,910,207
of which: held by shareholders with non-controlling interests				125,535,451

	UBS Group AG (consolidated)[1]			UBS AG (consolidated)
	As of or for the year ended		% change from	As of or for the year ended		% change from
	31.12.14	31.12.13	31.12.13	31.12.14	31.12.13	31.12.13

Earnings per share (CHF)[2]

Basic	0.93	0.84	11	0.93	0.84	11

Diluted	0.91	0.83	10	0.91	0.83	10

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	50,608	48,002	5	52,108	48,002	9

Less: goodwill and intangible assets[3]	6,564	6,293	4	6,785	6,293	8
Tangible equity attributable to UBS shareholders	44,044	41,709	6	45,323	41,709	9

Book value per share (CHF)
Total book value per share	13.94	12.74	9	13.56	12.74	6

Tangible book value per share	12.14	11.07	10	11.80	11.07	7

Market capitalization and share price
Share price (CHF)	17.09	16.92	1	16.45	16.92	(3)

Market capitalization (CHF million)[4]	63,526	65,007	(2)	63,243	65,007	(3)

1  As UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated), comparative period information is the same for both.   2  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information on UBS Group AG (consolidated) EPS.   3  Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.   4  Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

Risk, treasury and capital management

Capital management

Holding of UBS Group AG shares

We hold UBS Group AG own shares primarily to hedge employee share and option participation plans.

In addition, the Investment Bank holds a limited number of own shares in its capacity as a liquidity provider to the equity index futures market and as a market-maker in UBS Group AG shares and derivatives on UBS Group AG shares. Furthermore, to meet client demand, UBS has issued structured debt instruments, including securitized leverage products, linked to UBS Group AG shares, which are economically hedged by cash-settled derivatives and, to a limited extent, own shares held by the Investment Bank.

As of 31 December 2014, we held 87,871,737 treasury shares, or 2.4% of shares issued, compared with 73,800,252 UBS AG own shares, or 1.9% of shares issued, as of 31 December 2013.

As of 31 December 2014, total future share delivery obligations in relation to employee share-based compensation awards were 131 million shares (31 December 2013: 109 million shares),

taking into account the UBS Group AG share price at year-end 2014 as well as performance conditions. Share delivery obligations related to unvested and vested notional share awards, performance share awards, options and stock appreciation rights.

As of 31 December 2014, we held 88 million UBS Group AG treasury shares (31 December 2013: 73 million UBS AG shares) which were available to satisfy delivery obligations related to notional share awards, performance share awards, options and stock appreciation rights. An additional 136 million unissued UBS Group AG shares (31 December 2013: 139 million UBS AG shares) in conditional share capital were available to satisfy the delivery obligation related to options and stock appreciation rights. Treasury shares held or newly issued shares are delivered to employees at exercise or vesting.

The table below outlines the market purchases of UBS shares by Group Treasury. It does not include the activities of the Investment Bank.

Treasury share activities1

	Treasury shares purchased for employee share and option participation plans and acquisitions		Total number of shares
Month of purchase	Number of shares	Average price in CHF	Number of shares (Cumulative)	Average price in CHF
January 2014	0	0.00	0	0.00
February 2014	0	0.00	0	0.00
March 2014	23,904,664	18.39	23,904,664	18.39
April 2014	0	0.00	23,904,664	18.39
May 2014	0	0.00	23,904,664	18.39
June 2014	0	0.00	23,904,664	18.39
July 2014	0	0.00	23,904,664	18.39
August 2014	0	0.00	23,904,664	18.39
September 2014	0	0.00	23,904,664	18.39
October 2014	0	0.00	23,904,664	18.39
November 2014	0	0.00	23,904,664	18.39
December 2014[2]	0	0.00	23,904,664	18.39

1  This table excludes purchases for the purpose of hedging derivatives linked to UBS shares and for market making in UBS shares. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS and also excludes UBS shares purchased by pension and retirement benefit funds for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and other post-employment benefit funds purchased 2,092,369 UBS shares during the year and held 18,448,304 UBS Group AG shares as of 31 December 2014.   2   Reflects UBS Group AG shares. Previous months reflect UBS AG shares.

Trading volumes

	For the year ended
1,000 shares	31.12.14	[1]	31.12.13	31.12.12

SIX Swiss Exchange total	2,839,304		2,763,179	3,046,539
SIX Swiss Exchange daily average	11,403		11,053	12,186
NYSE total	88,792		98,382	156,152
NYSE daily average	354		390	625

Source: Reuters

1  2014 data reflects UBS AG trading volumes up to 27 November 2014 and UBS Group AG trading volumes starting with 28 November 2014.

Risk, treasury and capital management

Listing of UBS shares

UBS Group AG shares were listed on the SIX Swiss Exchange (SIX) on 28 November 2014 and also began regular way trading on the New York Stock Exchange (NYSE) on the same date. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded.

UBS AG shares were delisted from the NYSE on 17 January 2015. The shares are currently listed on the SIX, however they will be delisted upon the completion of either a squeeze-out procedure according to the Swiss Stock Exchanges and Securities Trading Act or a squeeze-out merger of UBS AG into a subsidiary according to the Swiss Merger Act.

The comparable average daily trading volume of UBS Group AG shares from 28 November 2014 to 31 December 2014 as adjusted for the share exchange was 9.7 million shares on the SIX and 0.2 million shares on the NYSE. The SIX is expected to remain the main venue for determining the movement in our share price due to the high volume traded on this exchange.

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

Ticker symbols UBS Group AG

Trading exchange	SIX/NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG VX	UBSG.VX

New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes

ISIN			CH0244767585

Valoren			24 476 758

Cusip			CINS H42097 10 7

Ticker symbols UBS AG

Trading exchange	SIX	Bloomberg	Reuters
SIX Swiss Exchange	UBSN	UBSN SW	UBSN.S

Security identification codes

ISIN			CH0024899483

Valoren			2 489 948

Cusip			CINS H89231 33 8

Risk, treasury and capital management

Capital management

Stock exchange prices

	SIX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2014	19.10	13.95	17.09	21.50	15.04	17.05

Fourth quarter 2014	17.84	13.95	17.09	18.22	15.04	17.05

December[1]	17.84	16.44	17.09	18.22	17.03	17.05

November	17.15	16.36	17.13	18.13	16.96	17.99

October	16.75	13.95	16.70	17.43	15.04	17.38

Third quarter 2014	16.93	15.20	16.66	18.95	16.78	17.37

September	16.93	16.17	16.66	18.12	17.27	17.37

August	16.58	15.20	16.46	18.10	16.78	17.94

July	16.93	15.57	15.67	18.95	17.12	17.17

Second quarter 2014	18.74	16.21	16.27	21.15	18.22	18.32

June	18.30	16.21	16.27	20.42	18.22	18.32

May	18.65	17.34	17.98	21.08	19.62	20.13

April	18.74	17.32	18.40	21.15	19.59	20.91

First quarter 2014	19.10	16.76	18.26	21.50	18.49	20.72

March	18.95	17.57	18.26	21.45	20.12	20.72

February	18.91	17.40	18.87	21.50	19.17	21.36

January	19.10	16.76	17.99	21.00	18.49	19.87

2013	19.60	14.09	16.92	21.61	15.09	19.25

Fourth quarter 2013	19.30	16.12	16.92	21.61	17.94	19.25

Third quarter 2013	19.60	15.62	18.50	21.48	16.54	20.52

Second quarter 2013	18.02	14.09	16.08	18.70	15.09	16.95

First quarter 2013	16.39	14.23	14.55	17.65	15.11	15.39

2012	15.62	9.69	14.27	16.99	9.78	15.74

Fourth quarter 2012	15.62	11.39	14.27	16.99	12.32	15.74

Third quarter 2012	12.60	9.69	11.45	13.57	9.78	12.18

Second quarter 2012	12.79	10.55	11.05	14.15	10.96	11.71

First quarter 2012	13.60	10.64	12.65	14.77	11.17	14.02

2011	19.13	9.34	11.18	20.08	10.42	11.83

Fourth quarter 2011	12.23	9.80	11.18	14.21	10.47	11.83

Third quarter 2011	15.75	9.34	10.54	18.63	10.42	11.43

Second quarter 2011	17.60	14.37	15.33	20.03	17.20	18.26

First quarter 2011	19.13	15.43	16.48	20.08	16.11	18.05

2010	18.60	13.31	15.35	18.48	12.26	16.47

Fourth quarter 2010	17.83	14.92	15.35	18.48	14.99	16.47

Third quarter 2010	18.53	13.94	16.68	18.47	13.04	17.03

Second quarter 2010	18.60	14.15	14.46	17.75	12.26	13.22

First quarter 2010	17.50	13.31	17.14	16.84	12.40	16.28

2009	19.65	8.20	16.05	19.31	7.06	15.51

Fourth quarter 2009	19.34	14.76	16.05	19.18	15.03	15.51

Third quarter 2009	19.65	12.50	18.97	19.31	11.25	18.31

Second quarter 2009	17.51	10.56	13.29	15.82	9.40	12.21

First quarter 2009	17.00	8.20	10.70	15.31	7.06	9.43

1 UBS Group AG shares.

Corporate

governance,

responsibility and

compensation

Audited information according to the Swiss law and applicable regulatory requirements and guidance

Disclosures provided are in line with the requirements of article 663c para. 1 and 3 of the Swiss Code of Obligations (supplementary disclosures for companies whose shares are listed on a stock exchange: shareholdings), the Ordinance against Excessive Compensation in Listed Stock Corporations and applicable regulations and guidance. Tables containing such information are marked as “Audited” throughout this section.

Information assured according to the Global Reporting Initiative (GRI)

Content of the sections “Corporate responsibility” and “Our employees” has been reviewed by Ernst & Young Ltd (EY) against the GRI Sustainability Reporting Guidelines. This content has been prepared in accordance with the comprehensive option of GRI G4 as evidenced in the EY assurance report at www.ubs.com/global/en/about_ubs/corporate_responsibility/commitment_strategy/reporting_assurance.html. The assurance by EY also covered other relevant text and data on the website of UBS which is referenced in the GRI Content Index (www.ubs.com/gri).

Corporate governance, responsibility and compensation

Corporate governance

Corporate governance

Our corporate governance principles are designed to support our objective of sustainable profitability, as well as to create value and protect the interests of our shareholders and other stakeholders. We use the term “corporate governance” when referring to the organizational structure of the Group and operational practices of our management.

UBS Group AG is subject to, and compliant with, all relevant Swiss legal and regulatory requirements regarding corporate governance, including the SIX Swiss Exchange’s (SIX) Directive on Information Relating to Corporate Governance, as well as the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

In addition, as a foreign company with shares listed on the New York Stock Exchange (NYSE), UBS Group AG is compliant with all relevant corporate governance standards applicable to foreign private issuers.

Until 17 January 2015, UBS AG also had shares listed on the NYSE. During the time it was so listed, it was compliant with all relevant corporate governance standards applicable to foreign private issuers.

Based on article 716b of the Swiss Code of Obligations and articles 25 and 27 of the Articles of Association of UBS Group AG and UBS AG (Articles of Association), the Board of Directors (BoD) adopted the Organization Regulations of UBS Group AG and UBS AG (Organization Regulations), which constitute our primary corporate governance guidelines. The revised Organization Regulations will become effective in March 2015. The BoD also adopted the currently applicable UBS Code of Business Conduct and Ethics (Code).

In this section, references to “our,” “we” and “us” relate to both UBS Group AG and UBS AG, unless otherwise indicated, and when we refer to corporate bodies or functions we mean those of both UBS Group AG and UBS AG. In its decision of

22 December 2014, SIX Exchange Regulation exempted UBS AG from the SIX Listing Rules requirement to publish information about corporate governance in this report, but information about UBS AG continues to be presented in response to US Securities and Exchange Commission (SEC) regulations.

To the extent practicable the governance structure of UBS Group AG mirrors that of UBS AG. The Articles of Association of both entities are substantially similar and the two entities are governed by a combined set of Organization Regulations. The discussion of corporate governance in this section, therefore, relates to both entities equally, except where specifically noted to be different.

è	Refer to the Articles of Association, the Organization Regulations and the Code at www.ubs.com/governance for more information

Differences from corporate governance standards relevant to US-listed companies

According to the NYSE listing standards on corporate governance, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those required to be followed by domestic companies.

Performance evaluation of the BoD committees

All BoD committees perform a self-assessment of their activities and report back to the full BoD.

Corporate governance, responsibility
and compensation

Responsibility of the Audit Committee with regard to independent auditors

The Audit Committee is responsible for the compensation, retention and oversight of the independent auditors, but not for their appointment. It assesses the performance and qualification of the external auditors and submits its proposal for appointment, reappointment or removal of the independent auditors to the full BoD. In line with the Swiss Code of Obligations, the BoD in turn brings its proposal to the shareholders for their vote at the Annual General Meeting (AGM) of shareholders.

Discussion of risk assessment and risk management policies by the Risk Committee

In accordance with our Organization Regulations, the Risk Committee, on behalf of the BoD, oversees our risk principles and risk capacity. The Risk Committee is responsible for monitoring our adherence to those risk principles and for monitoring whether business divisions and control units maintain appropriate systems for risk management and control.

Supervision of the internal audit function

The Chairman of the BoD (Chairman) and the Audit Committee share the supervisory responsibility and authority with respect to the internal audit function.

Responsibility of the Human Resources and Compensation Committee for performance evaluations of senior management

The Human Resources and Compensation Committee (HRCC), together with the BoD, proposes to the shareholders for their approval at the AGM the maximum aggregate amount of compensation for the BoD, the maximum aggregate amount of fixed compensation for the Group Executive Board (GEB) and the aggregate amount of variable compensation for the GEB. In line with Swiss law, the AGM elects the members of the HRCC.

Responsibility of the Governance and Nominating Committee for the evaluation of the Board of Directors

The BoD has direct responsibility and authority to evaluate its own performance, based on a pre-evaluation by the Governance and Nominating Committee.

Proxy statement reports of the Audit Committee and the Human Resources and Compensation Committee

NYSE listing standards would require the abovementioned committees to submit their reports directly to shareholders. Under Swiss law, all our reports addressed to shareholders, including those from the abovementioned committees, are provided and signed by the full BoD, which has ultimate responsibility vis-à-vis the shareholders.

Shareholders’ votes on equity compensation plans

Swiss law authorizes the BoD to approve compensation plans. Though Swiss law does not allocate such authority to shareholders, it requires that Swiss companies determine the nature and components of capital in their articles of association, and each increase in capital has to be submitted for shareholder approval. This means that shareholder approval is mandatory if equity-based compensation plans make an increase in capital necessary. No shareholder approval is required if shares for such plans are purchased in the market.

è	Refer to “Board of Directors” in this section for more information on the Board of Directors’ committees
è	Refer to “Capital structure” in this section for more information on capital

Corporate governance, responsibility and compensation

Corporate governance

Group structure and shareholders

UBS Group legal entity structure

UBS Group AG is organized as an Aktiengesellschaft (AG), a stock corporation, pursuant to article 620ff. of the Swiss Code of Obligations. UBS Group AG is the ultimate parent company of the UBS Group (Group). UBS Group AG as the holding company of the Group is a non-operating, financial holding company that will issue debt and provide capital to its subsidiaries as required.

UBS AG is also organized as an AG pursuant to article 620ff. of the Swiss Code of Obligations. As of 31 December 2014, UBS Group AG owned 96.68% of the outstanding shares of UBS AG.

Upon the successful completion of the squeeze-out procedure, UBS Group AG will own all the shares of UBS AG and is expected to directly acquire certain other Group companies over time.

è	Refer to the “UBS Group – Changes to our legal structure” section in this report for more information

Our legal entity structure is designed to support our businesses with an efficient legal, tax and funding framework considering regulatory restrictions in the countries where we operate. Currently, our business divisions and the Corporate Center primarily operate out of UBS AG, through its branches worldwide, aiming to capitalize on the business opportunities and cost efficiencies that arise from the use of a single legal platform, and to enable the flexible and efficient use of capital. Where it is neither possible nor efficient to operate out of UBS AG, businesses operate through local subsidiaries. This can be the case when required for legal, tax or regulatory purposes, or when legal entities join the Group through acquisition.

As previously announced, we intend to establish a new banking subsidiary of UBS AG in Switzerland, UBS Switzerland AG, to which we will transfer our Retail & Corporate business division and the Swiss-booked business of our Wealth Management business division in a phased approach starting in mid-2015. We have also started to implement a revised business and operating model for UBS Limited in the UK and will set up an intermediate holding company in the US under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

è	Refer to the “UBS Group – Changes to our legal structure” section of this report for more information

Operational Group structure

As of 31 December 2014, the operational structure of the Group comprised five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, as well as the Corporate Center with its components Core Functions and Non-core and Legacy Portfolio.

è	Refer to the “Financial and operating performance” section and “Note 2 Segment reporting” in the “Financial information” section of this report for more information

Corporate governance, responsibility
and compensation

Listed and non-listed companies belonging to the Group

The Group includes a number of consolidated entities, of which only UBS Group AG and UBS AG are listed on a stock exchange.

è	Refer to “Corporate information” for UBS Group AG and UBS AG in this report for more information
è	Refer to “Note 30a Interests in subsidiaries” in the “Financial information” section of this report for more information on the significant subsidiaries of the Group

Significant shareholders

Under the Swiss Federal Act on Stock Exchanges and Securities Trading of 24 March 1995 as amended (the Swiss Stock Exchange Act), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50, or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the FINMA Ordinance on Stock Exchanges and Securities Trading (SESTO-FINMA). In particular, the SESTO-FINMA sets forth that nominee companies that cannot autonomously decide how voting rights are exercised are not obligated to notify us and SIX if they reach, exceed or fall below the threshold percentages.

In addition, pursuant to the Swiss Code of Obligations, we must disclose in the notes to our financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG and UBS AG.

According to disclosure notifications filed with UBS Group AG and the SIX under the Swiss Stock Exchange Act and the respective FINMA Ordinance, on 10 December 2014, GIC Private Limited disclosed a holding of 7.07% of the total share capital of UBS Group AG. The beneficial owner of this holding is the Government of Singapore. On 10 December 2014, Norges Bank, Oslo, the Central Bank of Norway, disclosed a holding of 3.30%. On 15 January 2015, BlackRock Inc., New York, disclosed a holding of 4.89%. In accordance with the Swiss Stock Exchange Act, the percentages indicated above were calculated in relation to the total share capital of UBS Group AG reflected in the Articles of Association at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act is available on the SIX Disclosure Office website at www.six-exchange-regulation.com/obligations/disclosure/major_share-holders_en.html.

According to the share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table below were registered with 3% or more of the total share capital of UBS Group AG as of 31 December 2014.

With respect to UBS AG, the only shareholder that owns more than 5% of its shares is UBS Group AG. At year-end 2014, UBS Group AG owned 96.68% of the outstanding shares of UBS AG.

Cross-shareholdings

We have no cross-shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Shareholders registered in the UBS Group AG share register with 3% or more of the total share capital[1]
% of share capital	31.12.14	31.12.13	31.12.12
Chase Nominees Ltd., London	9.05	11.73	11.94

GIC Private Limited, Singapore	6.61	6.39	6.40

DTC (Cede & Co.), New York[2]	5.76	5.89	5.28

Nortrust Nominees Ltd., London	3.52	3.75	3.84
1 Numbers for the years 2013 and 2012 refer to UBS AG. 2 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization. ▲

Corporate governance, responsibility and compensation

Corporate governance

Capital structure

Issued ordinary share capital

Pursuant to the Swiss Code of Obligations, shareholders must decide in a shareholders’ meeting upon any increase in the total number of shares, which may arise from an ordinary share capital increase or the creation of conditional or authorized capital. On 10 June 2014, UBS Group AG was entered in the commercial register with an ordinary share capital of CHF 100,000 and a conditional share capital of CHF 50,000. On 26 November 2014, at the Extraordinary General Meeting (EGM) of UBS Group AG, the ordinary share capital of CHF 100,000 was cancelled and subsequently increased to CHF 347,535,644.10 by means of a contribution in kind in the form of UBS AG shares that were tendered during the initial acceptance period of the share-for-share exchange offer. On the same date, the EGM agreed to create an authorized share capital of CHF 36,920,447.20. On 16 December 2014, UBS Group AG’s BoD decided to increase the ordinary share capital of UBS Group AG out of authorized share capital of CHF 24,155,376.60, by means of a contribution in kind in the form of UBS AG shares either tendered in the additional acceptance period of the share-for-share exchange offer or privately exchanged with various shareholders and banks in Switzerland and elsewhere outside the US after the end of the additional acceptance period on the same terms and conditions as the exchange offer.

At year-end 2014, 3,717,128,324 UBS Group AG shares were issued with a par value of CHF 0.10 each, leading to a share capital of CHF 371,712,832.40.

At year-end 2014, 3,844,560,913 UBS AG shares were issued with a par value of CHF 0.10 each, leading to a share capital of CHF 384,456,091.30.

Issued share capital of UBS Group AG
	Share capital in CHF	Number of shares	Par value in CHF
Issue of shares out of conditional capital due to employee options exercised in 2014	21,812	218,117	0.10

As of 31 December 2014	371,712,832	3,717,128,324	0.10

Distribution of UBS Group AG shares
As of 31 December 2014	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued
1–100	29,790		11.1	1,722,377		0.0

101–1,000	146,606		54.5	68,397,699		1.9

1,001–10,000	84,168		31.3	235,665,824		6.3

10,001–100,000	7,914		2.9	187,875,793		5.1

100,001–1,000,000	572		0.2	157,772,529		4.2

1,000,001–5,000,000	87		0.0	195,333,401		5.3

5,000,001–38,420,020(1%)	22		0.0	246,899,459		6.6

1–2%	2		0.0	92,090,895		2.5

2–3%	2		0.0	189,999,567		5.1

3–4%	1		0.0	130,915,291		3.5

4–5%	0		0.0	0		0.0

Over 5%	3	[1]	0.0	795,961,628		21.4

Total registered	269,167		100.0	2,302,634,463	[2]	61.9

Unregistered[3]				1,414,493,861		38.1

Total shares issued				3,717,128,324		100.0

1  On 31 December 2014, Chase Nominees Ltd., London, entered as a trustee/nominee, was registered with 9.05% of all UBS Group AG shares issued. However, according to the provisions of UBS Group AG, voting rights of trustees/nominees are limited to a maximum of 5% of all UBS Group AG shares issued. The US securities clearing organization DTC (Cede & Co.), New York, was registered with 5.76% of all UBS Group AG shares issued and is not subject to this 5% voting limit as a securities clearing organization. The same applies to the GIC Private Limited, Singapore, which was registered as beneficial owner with 6.61% of all UBS Group AG shares issued.  [2]  Of the total shares registered, 343,649,250 shares did not carry voting rights.  [3]  Shares not entered in the UBS Group AG share register as of 31 December 2014.

Corporate governance, responsibility
and compensation

Conditional share capital

As mentioned above, on 10 June 2014, UBS Group AG was entered into the commercial register also with a conditional share capital of CHF 50,000, structured as follows:

–

a maximum of CHF 25,000, represented by a maximum of 250,000 fully paid registered shares with a par value of CHF 0.10 each, to be issued upon exercise of employees’ options issued to employees and members of the management and of the Board of Directors of UBS Group AG and its subsidiaries; and

–

a maximum of CHF 25,000, represented by up to 250,000 fully paid registered shares with a nominal value of CHF 0.10 each, to be issued through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS Group AG or one of its Group companies on domestic or international capital markets.

At the EGM held on 26 November 2014, the provisions of the Articles of Association concerning the conditional capital were amended as follows:

–

the conditional capital to be issued upon exercise of employees’ options was increased to a maximum of CHF 13,620,031.20 represented by a maximum of 136,200,312 fully paid registered shares with a par value of CHF 0.10 each; and

–

the conditional capital to be issued through the voluntary or mandatory exercise of conversion rights and/or warrants was increased to a maximum of CHF 38,000,000 represented by up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each.

è	Refer to article 4a of UBS Group AG’s Articles of Association for more information on the terms and conditions of the issue of shares out of existing conditional capital. The Articles of Association are available on our website at www.ubs.com/governance

By 31 December 2014, options on 218,117 shares were exercised under the option plans with a total of 135,982,195 conditional capital shares being available at the end of 2014 to satisfy further exercises of options. Conversely, at year-end 2014, the BoD had not made use of the allowance to issue bonds or warrants with conversion rights covered by conditional share capital.

è	Refer to “Note 11 Share capital and significant shareholders” to UBS AG (standalone) financial statements in the “Financial information” section of this report for information about the conditional share capital of UBS AG

Authorized share capital

The EGM held on 26 November 2014 authorized the BoD of UBS Group AG to increase, at any time until 26 November 2016, the share capital by a maximum of CHF 36,920,447.20, by issuing up to 369,204,472 fully paid registered shares with a par value of CHF 0.10 each, for the purpose (i) of acquiring shares in UBS AG, with shares of UBS Group AG, or (ii) financing or re-financing any acquisition for cash of shares in UBS AG, howsoever structured, including in connection with an exchange offer, a squeeze-out pursuant to the Swiss Stock Exchange Act, a squeeze-out merger or through on-exchange or off-exchange purchases.

è	Refer to article 4b of UBS Group AG’s Articles of Association for more information on the terms and conditions of the issue of shares out of existing authorized capital. The Articles of Association are available on our website at www.ubs.com/governance

On 16 December 2014, in connection with the second settlement of the share-for-share exchange offer, the Board of Directors made use of the authorization under article 4b of the Articles of Association by increasing the share capital of UBS Group AG by CHF 24,155,376.60 out of authorized capital. As a result, the Articles of Association have been amended to reflect a remaining authorized capital in the maximum amount, available as of 31 December 2014, of CHF 12,765,070.60, represented by 127,650,706 fully paid registered shares with a par value of CHF 0.10 each.

UBS AG had no authorized share capital available as of 31 December 2014, 2013 and 2012.

Conditional capital of UBS Group AG

	Maximum number of shares to be issued	Year approved by Extraordinary General Meeting	% of shares issued
	31.12.14		31.12.14
Employee equity participation plans	135,982,195	2014	3.66%

Conversion rights/warrants granted in connection with bonds	380,000,000	2014	10.22%

Total	515,982,195		13.88%

Authorized capital of UBS Group AG

	Maximum number of shares to be issued	Year approved by Extraordinary General Meeting	% of shares issued
	31.12.14		31.12.14
Authorized capital	127,650,706	2014	3.43%

Total	127,650,706		3.43%

Corporate governance, responsibility and compensation

Corporate governance

Shareholders, legal entities and nominees: type and geographical distribution
							Shareholders registered
As of 31 December 2014							Number	%
Individual shareholders							263,472	97.9

Legal entities							5,495	2.0

Nominees, fiduciaries							200	0.1

Total registered shares

Unregistered shares

Total							269,167	100.0

	Individual shareholders		Legal entities		Nominees		Total
	Number	%	Number	%	Number	%	Number	%
Americas	7,126	2.6	175	0.1	39	0.0	7,340	2.7

of which: USA	6,375	2.4	76	0.0	28	0.0	6,479	2.4

Asia Pacific	4,875	1.8	119	0.0	23	0.0	5,017	1.9

Europe, Middle East and Africa	13,515	5.0	273	0.1	86	0.1	13,874	5.2

of which: Germany	4,702	1.7	23	0.0	6	0.0	4,731	1.8

of which: UK	5,202	1.9	12	0.0	10	0.0	5,224	1.9

of which: Rest of Europe	3,469	1.3	228	0.1	70	0.0	3,767	1.4

of which: Middle East and Africa	142	0.1	10	0.0	0	0.0	152	0.1

Switzerland	237,956	88.4	4,928	1.8	52	0.0	242,936	90.3

Total registered shares

Unregistered shares

Total	263,472	97.9	5,495	2.0	200	0.1	269,167	100.0

Changes of shareholders’ equity and shares

In accordance with International Financial Reporting Standards (IFRS), Group equity attributable to UBS Group AG shareholders amounted to CHF 50.6 billion as of 31 December 2014 (for reference, equity attributable to UBS AG shareholders as of 31 December 2013 amounted to CHF 48.0 billion, and as of 31 December 2012, CHF 45.9 billion). UBS Group AG shareholders’ equity was represented by 3,717,128,324 issued shares as of 31 December 2014 (for reference, UBS AG shareholders’ equity in 2013: 3,842,002,069 shares and in 2012: 3,835,250,233 shares).

è	Refer to the “Statement of changes in equity” in the “Financial information” section of this report for more information on changes in shareholders’ equity over the last three years

Ownership

Ownership of UBS Group AG shares is widely spread. The tables in this section provide information about the distribution of UBS Group AG shareholders by category and geographical location. This information relates only to registered shareholders and cannot be assumed to be representative of UBS Group AG’s entire investor base nor the actual beneficial ownership. Only shareholders registered in the share register as “shareholders with voting rights” are entitled to exercise voting rights.

è	Refer to “Shareholders’ participation rights” in this section for more information

As of 31 December 2014, 1,958,985,213 UBS Group AG shares carried voting rights, 343,649,250 shares were entered in the share register without voting rights and 1,414,493,861 shares were not registered. All shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares are issued by UBS Group AG.

At year-end 2014, we owned 87,871,737 UBS Group AG registered shares corresponding to 2.36% of the total share capital of UBS Group AG. At the same time, we had disposal positions relating to 271,666,117 voting rights of UBS Group AG, corresponding to 7.31% of the total voting rights of UBS Group AG. 7.08% thereof consisted of voting rights on shares deliverable in respect of employee awards. The calculation methodology for the disposal position is based on the SESTO-FINMA, which sets forth that all future potential share delivery obligations irrespective of the contingent nature of the delivery must be taken into account.

UBS AG shares are held predominantly by UBS Group AG. At year-end 2014, UBS Group AG owned 96.68% of the outstanding shares of UBS AG.

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

Corporate governance, responsibility
and compensation

						Shares registered
						Number	%
						499,906,913	13.4

						730,190,335	19.6

						1,072,537,215	28.9

						2,302,634,463	61.9

						1,414,493,861	38.1

						3,717,128,324	100.0

Individual shareholders		Legal entities		Nominees		Total
Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
35,535,059	1.0	53,473,605	1.4	312,293,295	8.4	401,301,959	10.8

33,748,243	0.9	49,250,086	1.3	312,080,197	8.4	395,078,526	10.6

31,735,039	0.9	320,312,890	8.6	9,416,610	0.3	361,464,539	9.7

57,519,389	1.5	26,475,612	0.7	731,768,182	19.7	815,763,183	21.9

14,013,568	0.4	245,657	0.0	13,459,114	0.4	27,718,339	0.7

34,673,601	0.9	2,310,469	0.1	585,835,122	15.8	622,819,192	16.8

8,363,058	0.2	23,507,436	0.6	132,473,946	3.6	164,344,440	4.4

469,162	0.0	412,050	0.0	0.0	0.0	881,212	0.0

375,117,426	10.1	329,928,228	8.9	19,059,128	0.5	724,104,782	19.5

499,906,913	13.4	730,190,335	19.6	1,072,537,215	28.9	2,302,634,463	61.9

0		0		0		1,414,493,861	38.1

499,906,913	13.4	730,190,335	19.6	1,072,537,215	28.9	3,717,128,324	100.0

irrespective of the country and stock exchange on which they are traded. We have no participation certificates outstanding.

è	Refer to “UBS shares” in the “Capital management” section of this report for more information

Distributions to shareholders

The decision to pay a dividend, and the amount of any dividend, depends on a variety of factors, including our profits and cash flow generation and on our progress towards achieving our targeted capital ratios. For financial year 2014, the BoD intends to propose a dividend payment of CHF 0.50 per share against reserves from capital contribution to be voted upon by shareholders at the AGM on 7 May 2015. This is a 100% increase from the previous years’ dividend payment by UBS AG. The BoD also intends to propose to the UBS Group AG shareholders that they approve the distribution of a supplementary capital return out of capital contribution reserve of CHF 0.25 per share upon and subject to the successful completion of the squeeze-out procedure.

Transferability, voting rights and nominee registration

We do not apply any restrictions or limitations on the transferability of shares. Voting rights may be exercised without any restrictions by shareholders entered into the share register if they expressly render a declaration of beneficial ownership according to the provisions of the Articles of Association.

We have special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all issued UBS Group AG and UBS AG shares if they agree to disclose, upon our request, beneficial owners holding 0.3% or more of all issued UBS Group AG and UBS AG shares. An exception to the 5% voting limit rule is in place for securities clearing organizations, such as The Depository Trust Company in New York.

è	Refer to “Shareholders’ participation rights” in this section for more information

Convertible bonds and options

As of 31 December 2014, there were no contingent capital securities or convertible bonds outstanding requiring the issuance of new shares.

è	Refer to the “Capital management” section of this report for more information on our outstanding capital instruments

As of 31 December 2014, there were 126,085,196 employee options outstanding, including stock appreciation rights. Options and stock appreciation rights equivalent to 31,750,042 shares were in-the-money and exercisable. Option-based compensation plans are sourced by either purchasing UBS Group AG shares in the market, or issuing new shares out of conditional capital. As mentioned above, as of 31 December 2014, 135,982,195 unissued shares in conditional share capital were available for this purpose.

è	Refer to the “Conditional share capital” section in this report for more information on outstanding options

Corporate governance, responsibility and compensation

Corporate governance

Shareholders’ participation rights

We are committed to shareholder participation in our decision-making process. Around 280,000 shareholders are directly registered, some 130,000 US shareholders via nominee companies. Shareholders are regularly informed about our activities and performance, and are personally invited to the general meetings of shareholders.

è	Refer to “Information policy” in this section for more information

Our registered shareholders can access personalized services and important information related to share register entries and our shareholder meetings on www.ubs.com/shareholderportal. Registered shareholders can enter their voting instructions electronically through the shareholder portal ahead of our general meetings of shareholders, and they can verify their voting instructions before and after the general meetings using cryptography. This method of encryption ensures that the voting instructions remain secret through the entire voting process. In addition, shareholders can order admission cards and register changes to their address details. The website also allows them to manage their subscriptions to shareholder-related publications and to communicate directly with UBS Shareholder Services via a secure channel. The shareholder portal is fully integrated into our web-site.

Relations with shareholders

We fully subscribe to the principle of equal treatment of all shareholders, who range from large institutions to individual investors, and regularly inform them about Group developments.

The Annual General Meeting (AGM) offers shareholders the opportunity to raise any questions to the Board of Directors (BoD) and Group Executive Board (GEB), as well as to our internal and external auditors.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. However, pursuant to general principles formulated by the BoD, nominee companies and trustees, who normally represent a large number of individual shareholders and may hold an unlimited number of shares, have voting rights limited to a maximum of 5% of all issued UBS Group AG shares in order to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to this 5% voting limit.

In order to be recorded in the share register with voting rights, shareholders must confirm that they acquired UBS Group AG shares in their own name and for their own account. Nominee companies and trustees are required to sign an agreement confirming their willingness to disclose, upon our request, individual beneficial owners holding more than 0.3% of all issued UBS Group AG shares.

All shareholders registered with voting rights are entitled to participate in general meetings of shareholders. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda, either by giving instructions to an independent proxy designated by UBS Group AG or by appointing another registered shareholder of their choice to vote on their behalf. Alternatively, registered shareholders can issue their voting instructions to the independent proxy electronically through our shareholder portal. Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to the independent proxy.

Statutory quorums

Motions, including the election and re-election of BoD members and the appointment of the auditors, are decided at a general meeting of shareholders by an absolute majority of the votes cast, excluding blank and invalid ballots. For the approval of certain specific issues, the Swiss Code of Obligations requires a positive vote from a two-thirds majority of the votes represented at a general meeting of shareholders, and from the absolute majority of the par value of shares represented at the meeting. Such issues include the creation of shares with privileged voting rights, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusions of shareholders’ pre-emptive rights.

The Articles of Association also require a two-thirds majority of votes represented for approval of any change to provisions of the Articles regarding the number of BoD members, and any decision to remove one quarter or more of the BoD members.

Votes and elections are normally conducted electronically to ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may request that a vote or election is carried out electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to a vote separately and BoD members are elected on a person-by-person basis.

Corporate governance, responsibility
and compensation

Convocation of general meetings of shareholders

The AGM must be held within six months of the close of the financial year and normally takes place in late April or early May. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled AGM. The meeting agenda is also published in the Swiss Official Gazette of Commerce and in selected Swiss newspapers, as well as on the Internet at www.ubs.com/agm.

Extraordinary General Meetings may be convened whenever the BoD or the auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may at any time ask in writing for an Extraordinary General Meeting to be convened to address a specific issue they put forward. Such a request may also be made during an AGM.

Placing of items on the agenda

Pursuant to our Articles of Association, shareholders individually or jointly representing shares with an aggregate minimum par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the next AGM.

We publish the deadline for submitting such proposals in the Swiss Official Gazette of Commerce and on our website at www.ubs.com/agm. Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation. The BoD formulates opinions on the proposals, which are published together with the motions.

Registrations in the share register

The general rules for entry with voting rights into our Swiss share register also apply before general meetings of shareholders. The same rules apply for our US transfer agent that operates the US share register for all UBS Group AG shares in a custodian account in the US. There is no closing of the share register in the days before a shareholder meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two business days before a shareholder meeting.

Corporate governance, responsibility and compensation

Corporate governance

Board of Directors

At the Extraordinary General Meeting (EGM) of UBS Group AG on 26 November 2014, all Board of Directors (BoD) members of UBS AG were elected to become BoD members of UBS Group AG as well. At the same EGM, the UBS AG’s Chairman of the Board and members of the Human Resources and Compensation Committee (HRCC) were also elected as Chairman and members of the HRCC of UBS Group AG. The identical governance structure, in terms of board and committee composition and membership, is reflected in the newly adopted Organization Regulations, as approved by the BoD of UBS AG and by the BoD of UBS Group AG in its constitutional meeting on 26 November 2014. The current Organization Regulations were reviewed and passed by the BoD of both UBS Group AG and UBS AG on 5 February 2015 and will become effective in March 2015.

The BoD of UBS Group AG and UBS AG, each under the leadership of the Chairman, decides on the strategy of the Group upon recommendation of the Group Chief Executive Officer (Group CEO), exercises ultimate supervision over senior management, and appoints all Group Executive Board (GEB) members. The BoD also approves all financial statements for issue and proposes the individual nominated to be Chairman, who in turn is elected by the shareholders at the general meetings of shareholders. In addition, shareholders elect each member of the BoD individually, as well as the members of the HRCC. The BoD in turn appoints one or more Vice Chairmen, a Senior Independent Director, members of the BoD committees other than the HRCC and their respective Chairpersons, and the Company Secretary.

Members of the Board of Directors

Axel A. Weber was the sole Director of UBS Group AG from its incorporation until the EGM held on 26 November 2014, when all BoD members of UBS AG were elected to become BoD members of UBS Group AG as well, namely Michel Demaré, David Sidwell, Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro and Joseph Yam. Following their election, the BoD appointed Michel Demaré as Vice Chairman and David Sidwell as Senior Independent Director of UBS Group AG. At the same time, Axel A. Weber was elected Chairman of the Board of Directors, and Ann F. Godbehere, Michel Demaré, Reto Francioni and Helmut Panke were elected as members of the HRCC of UBS Group AG. Additionally, ADB Altorfer Duss & Beilstein AG was elected independent proxy agent.

On 17 December 2014, the BoD announced that it will nominate Jes Staley, Managing Partner at BlueMountain Capital Management LLC since February 2013, for election to the BoD at the 2015 AGM.

Our Articles of Association (AoA) limit the number of mandates that members of the BoD may hold outside the UBS Group. Article 31 of the AoA limits the maximum number of permitted mandates of members of the BoD to four board memberships in listed companies (other than UBS Group AG and UBS AG) and five additional mandates in non-listed companies. In addition, members of the BoD may hold no more than ten mandates at the request of the company and ten mandates in associations, charities, trusts, and employee welfare foundations. No member of the BoD reaches the thresholds described in article 31 of the Articles of Association. The following biographies provide information on the BoD members and the Company Secretary. For reasons of transparency the biographies include, in addition to information on mandates, information on memberships or other activities or functions, as required by the SIX Corporate Governance Directive.

Corporate governance, responsibility
and compensation

Axel A. Weber

German, born 8 March 1957

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Chairman of the Board of Directors/Chairperson of the Corporate Culture and Responsibility Committee/Chairperson of the Governance and Nominating Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2012

Professional history and education

Axel A. Weber was elected to the Board of Directors (BoD) at the 2012 AGM and was thereafter appointed Chairman of the BoD. He has chaired the Governance and Nominating Committee since 2012 and became Chairperson of the Corporate Culture and Responsibility Committee in 2013. Mr. Weber was president of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, a member of the Board of Directors of the Bank for International Settlements, German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. On leave from the University of Cologne from 2004 to 2012, he was a visiting professor at the University of Chicago Booth School of Business from 2011 to 2012. From 2002 to 2004, Mr. Weber served as a member of the German Council of Economic Experts. He was a professor of international economics and Director of the Center for Financial Research at the University of Cologne from 2001 to 2004, and a professor of monetary economics and Director of the Center for Financial Studies at the Goethe University in Frankfurt am Main from 1998 to 2001. From 1994 to 1998, he was a professor of economic theory at the University of Bonn. Mr. Weber holds a PhD in economics from the University of Siegen, where he also received his habilitation. He graduated with a master’s degree in economics at the University of Constance and holds honorary doctorates from the universities of Duisburg-Essen and Constance.

Other activities and functions

–  Board member of the Swiss Bankers Association

–  Board member of the Swiss Finance Council

–  Board member of the Institute of International Finance

–  Board member of the International Monetary Conference

–  Board member of the Financial Services Professional Board, Kuala Lumpur

–  Member of the Group of Thirty, Washington, DC

–  Member of the Board of Trustees of Avenir Suisse

–  Member of the IMD Foundation Board, Lausanne

–  Member of the European Financial Services Roundtable

–  Member of the European Banking Group

–  Advisory Board member of the Department of Economics at the University of Zurich

–  Advisory Board member of the German Market Economy Foundation

–  Member of the European Money and Finance Forum, Vienna

–  Member of the Monetary Economics and International Economics Councils of the Verein für Socialpolitik

–  Senior research fellow at the Center for Financial Studies in Frankfurt am Main

–  Research fellow at the Center for Economic Policy Research, London

Michel Demaré

Belgian, born 31 August 1956

Syngenta International AG, Schwarzwaldallee 215, CH-4058 Basel

Functions at UBS Group AG

Independent Vice Chairman/member of the Audit Committee/member of the Governance and Nominating Committee/member of the Human Resources and Compensation Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2009

Professional history and education

Michel Demaré was elected to the BoD at the 2009 AGM. In April 2010, he was appointed independent Vice Chairman. He has been a member of the Audit Committee since 2009 and the Governance and Nominating Committee since 2010. He became a member of the Human Resources and Compensation Committee in 2013. Mr. Demaré joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of the Group Executive Committee. He stepped down from his function in ABB in January 2013. Between February and August 2008, he acted as the interim CEO of ABB. From September 2008 to March 2011, he combined his role as CFO with that of President of Global Markets. Mr. Demaré joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to this, he spent 18 years at the Dow Chemical Company, holding various treasury and risk management positions in Belgium, France, the US and Switzerland. Between 1997 and 2002, Mr. Demaré was CFO of the Global Polyolefins and Elastomers division. He began his career as an officer in the multinational banking division of Continental Illinois National Bank of Chicago, and was based in Antwerp. Mr. Demaré graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium.

Other activities and functions

–  Chairman of the Board of Syngenta

–  Board member of Louis-Dreyfus Commodities Holdings BV

–  Supervisory Board member of IMD, Lausanne

–  Chairman of SwissHoldings in Berne

–  Chairman of the Syngenta Foundation for Sustainable Agriculture

–  Advisory Board member of the Department of Banking and Finance at the University of Zurich

Corporate governance, responsibility and compensation

Corporate governance

David Sidwell

American (US) and British, born 28 March 1953

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2008

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

Other activities and functions

–  Director and Chairperson of the Risk Policy and Capital Committee of Fannie Mae, Washington, DC

–  Senior advisor at Oliver Wyman, New York

–  Board member of Ace Limited

–  Board member of GAVI Alliance

–  Chairman of the Board of Village Care, New York

–  Director of the National Council on Aging, Washington, DC

Reto Francioni

Swiss, born 18 August 1955

Deutsche Börse AG, D-60485 Frankfurt am Main

Functions at UBS Group AG

Member of the Corporate Culture and Responsibility Committee/member of the Human Resources and Compensation Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2013

Professional history and education

Reto Francioni was elected to the BoD at the 2013 AGM. He has been a member of the Corporate Culture and Responsibility Committee since 2013 and the Human Resources and Compensation Committee since 2014. He has been CEO of Deutsche Börse AG since 2005. Since 2006, he has been a professor of applied capital markets theory at the University of Basel. From 2002 to 2005, he was Chairman of the Supervisory Board and President of the SWX Group, Zurich. Mr. Francioni was co-CEO and Spokesman for the Board of Directors of Consors AG, Nuremberg, from 2000 to 2002. Between 1993 and 2000, he held various management positions at Deutsche Börse AG, including that of Deputy CEO from 1999 to 2000. From 1992 to 1993, he served in the corporate finance division of Hoffmann-La Roche, Basel. Prior to this, he worked for several years for Association Tripartite Bourses and, from 1985 to 1988, for the former Credit Suisse, holding positions in the equity sales and legal departments. He started his professional career in 1981 in the commerce division of Union Bank of Switzerland. Mr. Francioni completed his studies in law in 1981 and his PhD in 1987 at the University of Zurich.

Other activities and functions

–  Board mandates at Deutsche Börse Group subsidiaries:

–  Chairman of Eurex Frankfurt AG

–  Chairman of the Supervisory Board of Eurex Zürich AG

–  Advisory Board member of Moscow International Financial Center

–  International Advisory Board member of the Instituto de Empresa

–  Member of the Shanghai International Financial Advisory Committee

–  Member of the Steering Committee of the Project “Role of Financial Services in Society,” World Economic Forum (WEF)

–  Member of the Franco-German Round table

–  Member of the Strategic Advisory Group of VHV Insurance

Corporate governance, responsibility
and compensation

Ann F. Godbehere

Canadian and British, born 14 April 1955

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2009

Professional history and education

Ann F. Godbehere was elected to the BoD at the 2009 AGM. She has chaired the Human Resources and Compensation Committee since 2011 and has been a member of the Audit Committee since 2009. Ms. Godbehere was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’s public ownership until the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ms. Godbehere was CFO of its Property & Casualty division in Zurich for two years. Prior to this, she served as CFO of the Life & Health division in London for three years. From 1997 to 1998, she was CEO of Swiss Re Life & Health Canada and head of IT for Swiss Re North America. Between 1996 and 1997, she was CFO of Swiss Re Life & Health North America. Ms. Godbehere is a certified general accountant and was made a fellow of the Chartered Professional Accountant Association in 2014 and fellow of the Certified General Accountant Association of Canada in 2003.

Other activities and functions

–   Board member of Prudential plc (chairman of the audit committee)

–   Board member of Rio Tinto plc (chairman of the audit committee)

–   Board member of Rio Tinto Limited (chairman of the audit committee)

–   Board member of British American Tobacco plc

Axel P. Lehmann

Swiss, born 23 March 1959

Zurich Insurance Group, Mythenquai 2,

CH-8002 Zurich

Function at UBS Group AG

Member of the Risk Committee

Year of initial election to UBS Group AG: 2014 Year of initial election to UBS AG: 2009

Professional history and education

Axel P. Lehmann was elected to the BoD at the 2009 AGM. He has been a member of the Risk Committee since 2009. He is a member of the Group Executive Committee of Zurich Insurance Group (Zurich) and has been Group Chief Risk Officer since January 2008 and Regional Chairman Europe since October 2011. He was responsible for Group IT from 2008 to 2010. In September 2004, Mr. Lehmann was appointed CEO of Zurich American Insurance Company and the North America Commercial business division in Schaumburg, Illinois. He became a member of Zurich’s Group Executive Committee and CEO of its Continental Europe business division in 2002 and, in 2004, was responsible for integrating it with the UK, Ireland and South Africa. In 2001, he took over responsibility for Northern, Central and Eastern Europe and was appointed CEO of Zurich Group Germany. In 2000, Mr. Lehmann became a member of the Group Management Board with responsibility for group-wide business development functions. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is also a graduate of the Wharton Advanced Management Program and an honorary professor of business administration and service management at the University of St. Gallen.

Other activities and functions

–   Mandates on boards of Zurich Insurance Group subsidiaries:

–   Chairman of the Board of Farmers Group, Inc., Los Angeles

–   Chairman of Zurich Insurance plc, Dublin

–   Chairman of the Board of Trustees of the Pension Plans 1 and 2 of the Zurich Insurance Group

–   Supervisory Board member of Zurich Beteiligungs-AG, Frankfurt am Main

–   Board member of economiesuisse

–   Chairman of the Global Agenda Council on the Global Financial System of WEF

–   Chairman of the Board of the Institute of Insurance Economics of University of St. Gallen

–   Member of the International and Alumni Advisory Board of University of St. Gallen

–   Former Chairman and member of the Chief Risk Officer Forum

Corporate governance, responsibility and compensation

Corporate governance

Helmut Panke

German, born 31 August 1946

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Member of the Human Resources and Compensation Committee/member of the Risk Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2004

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

Other activities and functions

–  Board member of Microsoft Corporation (chairman of the Regulatory and Public Policy Committee)

–  Board member of Singapore Airlines Ltd. (chairman of the Safety and Risk Committee)

–  Supervisory Board member of Bayer AG

William G. Parrett

American (US), born 4 June 1945

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Chairperson of the Audit Committee/member of the Corporate Culture and Responsibility Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2008

Professional history and education

William G. Parrett was elected to the BoD at the October 2008 Extraordinary General Meeting. He has chaired the Audit Committee since 2009 and has been a member of the Corporate Culture and Responsibility Committee since 2012. Mr. Parrett served his entire career with Deloitte Touche Tohmatsu. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a Managing Partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee between 1999 and 2007. Mr. Parrett founded Deloitte’s US National Financial Services Industry Group in 1995 and its Global Financial Services Industry Group in 1997, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide. Mr. Parrett has a bachelor’s degree in accounting from St. Francis College, New York, and is a certified public accountant.

Other activities and functions

–  Board member of the Eastman Kodak Company (chairman of audit committee)

–  Board member of the Blackstone Group LP (chairman of audit committee and chairman of the conflicts committee)

–  Board member of Thermo Fisher Scientific Inc. (chairman of audit committee)

–  Board member of IGATE Corporation

–  Member of the Committee on Capital Markets Regulation

–  Member of the Carnegie Hall Board of Trustees

–  Past Chairman of the Board of the United States Council for International Business

–  Past Chairman of United Way Worldwide

Corporate governance, responsibility
and compensation

Isabelle Romy

Swiss, born 4 January 1965

Froriep, Bellerivestrasse 201, CH-8034 Zurich

Functions at UBS Group AG

Member of the Audit Committee/member of the Governance and Nominating Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2012

Professional history and education

Isabelle Romy was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee and the Governance and Nominating Committee since 2012. Ms. Romy is a partner at Froriep, a large Swiss business law firm. From 1995 to 2012, she worked for another major Swiss law firm based in Zurich, where she was a partner from 2003 to 2012. Her legal practice includes litigation and arbitration in cross-border cases. Ms. Romy has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne (EPFL) since 1996. Between 2003 and 2008, she served as a deputy judge at the Swiss Federal Supreme Court. From 1999 to 2006, she was a member of the Ethics Commission at the EPFL. Ms. Romy earned her PhD in law (Dr. iur.) at the University of Lausanne in 1990 and has been a qualified attorney-at-law admitted to the bar since 1991. From 1992 to 1994, she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Other activities and functions

–  Vice Chairman of the Sanction Commission of SIX Swiss Exchange

Beatrice Weder di Mauro

Italian and Swiss, born 3 August 1965

Johannes Gutenberg University Mainz, Jakob Welder-Weg 4, D-55099 Mainz

Functions at UBS Group AG

Member of the Audit Committee/member of the Risk Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2012

Professional history and education

Beatrice Weder di Mauro was elected to the BoD at the 2012 AGM. She has been a member of the Audit Committee since 2012 and became a member of the Risk Committee in 2013. She has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. Ms. Weder di Mauro was a member of the German Council of Economic Experts from 2004 to 2012. In 2010, she was a resident scholar at the International Monetary Fund (IMF) in Washington, DC, and, in 2006, a visiting scholar at the National Bureau of Economic Research, Cambridge, MA. She was an associate professor of economics at the University of Basel between 1998 and 2001 and a research fellow at the United Nations University in Tokyo from 1997 to 1998. Prior to this, she was an economist at the IMF in Washington, DC. Ms. Weder di Mauro earned her PhD in economics at the University of Basel in 1993 and received her habilitation there in 1999.

Other activities and functions

–  Board member of Roche Holding Ltd., Basel

–  Supervisory Board member of Robert Bosch GmbH, Stuttgart

–  Economic Advisory Board member of Fraport AG

–  Advisory Board member of Deloitte Germany

–  Deputy Chairman of the University Council of the University of Mainz

–  Member of the Corporate Governance Commission of the German Government

–  Member of the Senate of the Max Planck Society

–  Member of the Global Agenda Council on Sovereign Debt of the WEF

Corporate governance, responsibility and compensation

Corporate governance

Joseph Yam

Chinese and Hong Kong citizen,

born 9 September 1948

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Member of the Corporate Culture and Responsibility Committee/member of the Risk Committee

Year of initial election to UBS Group AG: 2014

Year of initial election to UBS AG: 2011

Professional history and education

Joseph Yam was elected to the BoD at the 2011 AGM. He has been a member of the Corporate Culture and Responsibility Committee and the Risk Committee since 2011. He is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an advisor to the People’s Bank of China since 2009. Mr. Yam was instrumental in the establishment of the Hong Kong Monetary Authority and served as Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service, he occupied several positions such as Director of the Office of the Exchange Fund from 1991, Deputy Secretary for Monetary Affairs from 1985 and Principal Assistant Secretary for Monetary Affairs from 1982. Mr. Yam graduated from the University of Hong Kong in 1970 with first class honors in social sciences. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas.

Other activities and functions

–  Board member of Johnson Electric Holdings Limited

–  Board member of UnionPay International Co., Ltd.

–  Board member of The Community Chest of Hong Kong

–  International Advisory Council member of China Investment Corporation

–  Distinguished Research Fellow at the Institute of Global Economics and Finance at the Chinese University of Hong Kong

Company Secretary

Luzius Cameron

Australian and Swiss, born 11 September 1955

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Function at UBS Group AG

Company Secretary for UBS Group AG since 2014 and for UBS AG since 2005

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

Corporate governance, responsibility
and compensation

Elections and terms of office

In accordance with article 20 para. 1 of the Articles of Association, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis at the AGM.

As set out in the Organization Regulations, BoD members are normally expected to serve for a minimum of three years. No BoD member can serve for more than 10 consecutive terms of office or continue to serve beyond the AGM held in the calendar year following their 70th birthday. In exceptional circumstances the BoD can extend both these limits.

Organizational principles and structure

Following each AGM, the BoD meets to appoint one or more Vice Chairmen, a Senior Independent Director, BoD committee members, other than the HRCC members who are elected by the shareholders, and their respective Chairpersons. At the same meeting, the BoD appoints a Company Secretary, who acts as secretary to the BoD and its committees.

According to the Articles of Association, the BoD meets as often as business requires, but must meet at least six times a year. From 26 November to end of December 2014, a total of five BoD meetings were held for UBS Group AG, three times with the presence of GEB members and a meeting and a call without GEB participation. On average, 95% of BoD members were present at BoD meetings without GEB participation, and 82% at meetings with GEB participation. The average duration of these meetings and calls was 80 minutes (in 2014, the BoD held a total of 31 meetings and calls for UBS AG, 11 times with the presence of GEB members and 20 times for meetings and calls without GEB participation).

At every BoD meeting, each committee chairperson provides the BoD with an update on current activities of his or her committee as well as important committee issues.

At least once per year, the BoD reviews its own performance as well as the performance of each of its committees. This review is based on an assessment of the BoD under the auspices of the Governance and Nominating Committee, as well as on a self-assessment of the BoD committees, and seeks to determine whether the BoD and its committees are functioning effectively and efficiently. The BoD committees’ last self-assessment was completed in spring 2014, at that time for UBS AG only. It concluded that the BoD is operating effectively. The next self-assessment for UBS Group AG will be completed in spring 2015.

The committees listed below assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations, published at www.ubs.com/governance. Topics of common interest or affecting more than one committee were discussed at joint committees meetings. One joint committees meeting was held for UBS Group AG during 2014 (eight for UBS AG).

Audit Committee

EDTF | The Audit Committee consists of five BoD members, all of whom having been determined by the BoD to be fully independent and financially literate. On 31 December 2014, William G. Parrett chaired the Audit Committee with Michel Demaré, Ann F. Godbehere, Isabelle Romy and Beatrice Weder di Mauro as additional members. All members have accounting or related financial management expertise and the majority qualify as a “financial expert” under the rules established pursuant to the US Sarbanes-Oxley Act of 2002.

The Audit Committee itself does not perform audits, but monitors the work of the external auditors, Ernst & Young Ltd (EY), who in turn are responsible for auditing UBS Group AG’s and UBS AG’s consolidated and standalone annual financial statements and for reviewing the quarterly financial statements.

The function of the Audit Committee is to serve as an independent and objective body with oversight of the following: (i) UBS Group AG’s, UBS AG’s and the Group’s accounting policies, financial reporting and disclosure controls and procedures, (ii) the quality, adequacy and scope of external audit, (iii) UBS Group AG’s, UBS AG’s and the Group’s compliance with financial reporting requirements, (iv) senior management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance and (v) the performance of Group Internal Audit in conjunction with the Chairman. For these purposes, the Audit Committee has the authority to meet with regulators and external bodies, in consultation with the Group CEO. Senior management is responsible for the preparation, presentation and integrity of the financial statements. ▲

The Audit Committee reviews the annual and quarterly consolidated as well as standalone financial statements of UBS Group AG and UBS AG, as proposed by management, with the external auditors and Group Internal Audit in order to recommend their approval (including any adjustments the Audit Committee considers appropriate) to the BoD.

Periodically, and at least annually, the Audit Committee assesses the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner. The BoD then submits these proposals to the shareholders for approval at the AGM.

From 26 November to end of December 2014, the Audit Committee held one meeting with all members present that lasted over three hours for UBS Group AG (for UBS AG, the Audit Committee held a total of eight meetings and 15 telephone conferences in 2014).

The Audit Committee reports to the BoD about its discussions with our external auditors. Once per year, the lead representatives of our external auditors present their long-form report to the BoD, as required by FINMA.

Corporate governance, responsibility and compensation

Corporate governance

The NYSE listing standards on corporate governance set more stringent independence requirements for members of audit committees than for the other members of the BoD. Each of the five members of the Audit Committee is an external BoD member who, in addition to satisfying our independence criteria, does not receive, directly or indirectly, any consulting, advisory or other compensatory fees other than in his or her capacity as a BoD member, does not hold, directly or indirectly, UBS Group AG shares in excess of 5% of the outstanding capital and (except as noted below) does not serve on the audit committees of more than two other public companies. The NYSE listing standards on corporate governance allow for an exemption for audit committee members to serve on more than three audit committees of public companies, provided that all BoD members determine that the candidate has the time and the availability to fulfill his or her obligations. Considering the credentials of William G. Parrett and Ann F. Godbehere, the BoD has granted this exemption in their cases.

Corporate Culture and Responsibility Committee

The Corporate Culture and Responsibility Committee (formerly Corporate Responsibility Committee) supports the BoD in fulfilling its duty to safeguard and promote the Group’s reputation for responsible and sustainable conduct. It reviews and assesses stakeholder concerns and expectations pertaining to the societal performance of UBS, and recommends appropriate actions to the BoD. The majority of the Corporate Culture and Responsibility Committee members must be independent. As of 31 December 2014, the Corporate Culture and Responsibility Committee was chaired by Axel A. Weber, with independent BoD members Reto Francioni, William G. Parrett and Joseph Yam as additional members. The Corporate Culture and Responsibility Committee is advised and supported by a number of senior business representatives. No meetings were held for UBS Group AG from 26 November to end of December 2014 (for UBS AG, the Corporate Culture and Responsibility Committee met four times and held one telephone conference in 2014).

è	Refer to the “Corporate responsibility” section of this report for more information

Governance and Nominating Committee

The Governance and Nominating Committee supports the BoD in fulfilling its duty to establish best practices in corporate governance across the Group, to conduct a BoD annual self-assessment, to establish and maintain a process for appointing new BoD and GEB members (in the latter case, upon proposal by the Group CEO), and to manage the succession planning for all GEB members. The Governance and Nominating Committee comprises three independent BoD members and, as of 31 December 2014, was chaired by Axel A. Weber, with Michel Demaré, Isabelle Romy and David Sidwell as additional members. From 26 November to end of December 2014, one meeting was held for UBS Group AG, with a 100% participation rate and a duration of 30 minutes (for UBS AG, the Governance and Nominating Committee met eight times in 2014).

Human Resources and Compensation Committee

EDTF | The Human Resources and Compensation Committee is responsible for the following functions: (i) supporting the BoD in its duties to set guidelines on compensation and benefits, (ii) approving the total compensation for the Chairman and the non-independent BoD members, (iii) evaluating, in consultation with the Chairman, the performance of the Group CEO and other GEB members compared to agreed goals and objectives, as well as informing the Board of the outcome of the performance evaluation of the Group CEO, (iv) proposing, together with the Chairman, total individual compensation for the independent BoD members and Group CEO for approval by the BoD and (v) proposing to the BoD for approval, upon recommendation by the Group CEO, the total individual compensation for GEB members. The Human Resources and Compensation Committee also reviews the compensation disclosure included in this report.

The Human Resources and Compensation Committee comprises four independent BoD members and, as of 31 December 2014, Ann F. Godbehere chaired it with Michel Demaré, Reto Francioni and Helmut Panke as additional members. Pillar 3 | From 26 November to end of December 2014, one meeting and one telephone conference for UBS Group AG were held with an average duration of 130 minutes and a participation rate of 75%. The meetings were conducted in the presence of external advisors, the Chairman and the Group CEO (for UBS AG, the Human Resources and Compensation Committee met ten times for meetings and telephone conferences in 2014). ▲▲

è	Refer to “Our Total Reward Principles and compensation governance” in the “Compensation” section of this report for more information on the Human Resources and Compensation Committee’s decision-making procedures

Risk Committee

EDTF | The Risk Committee is responsible for overseeing and supporting the BoD in fulfilling its duty to supervise and set appropriate risk management and control principles in the following areas: (i) risk management and control, including credit, market, country, legal, conduct and operational risks, (ii) treasury and capital management, including funding, liquidity and equity attribution and (iii) balance sheet management. The Risk Committee considers the potential effects of the aforementioned risks on the Group’s reputation. For these purposes, the Risk Committee receives all relevant information from the GEB and has the authority to meet with regulators and external bodies in consultation with the Group CEO. As of 31 December 2014, the Risk Committee comprised five independent BoD members. David Sidwell chaired the Risk Committee with Axel P. Lehmann, Helmut Panke, Beatrice Weder di Mauro and Joseph Yam as additional members. From 26 November to end of December 2014, the Risk Committee held for UBS Group AG one committee meeting with 80% member participation rate and a meeting duration of nearly eight hours (for UBS AG, the Risk Committee held a total of eight meetings and two calls in 2014). ▲

Corporate governance, responsibility
and compensation

Ad-hoc committees

The Strategy Committee and the Special Committee are two ad-hoc committees that have a standing composition and are called and held on an ad-hoc basis.

In 2014, the Strategy Committee focused on the evaluation of collateral consequences of various scenarios on the strategy and its resolution and recovery program. As of 31 December 2014, the Strategy Committee comprised four BoD members. Axel A. Weber chaired the Strategy Committee with Michel Demaré, Reto Francioni and David Sidwell as additional members. From 26 November to end of December 2014, one meeting was held with a duration of 40 minutes and a participation rate of 75% for UBS Group AG (for UBS AG, one telephone conference and three meetings were held in 2014).

The Special Committee, composed of three independent BoD members, focused on internal and regulatory investigations related to foreign exchange. As of 31 December 2014, David Sidwell chaired the Special Committee with Isabelle Romy and Joseph Yam as additional members. From 26 November to end of December 2014, a committee meeting and a telephone conference were held for UBS Group AG with a participation of 100% and an average duration of 45 minutes (for UBS AG, the Special Committee held eight meetings and 16 telephone conferences in 2014).

Roles and responsibilities of the Chairman of the Board of Directors

Axel A. Weber, the Chairman of the BoD, serves on the basis of a full-time employment contract.

The Chairman coordinates tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD decides on the strategy of the Group on recommendations by the Group CEO, exercises ultimate supervision over management and appoints all GEB members.

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

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD appoints one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. Michel Demaré has been appointed as Vice Chairman and David Sidwell has been appointed as Senior Independent Director. A Vice Chairman is required to lead the BoD in the absence of the Chairman and to provide support and advice to the Chairman. At least twice a year, the Senior Independent Director organizes and leads a meeting of the independent BoD members in the absence of the Chairman. From 26 November to end of December 2014, one independent BoD meeting was held for UBS Group AG with a participation of 90% and a duration of one hour (for UBS AG, three meetings were held in 2014). The Senior Independent Director relays to the Chairman any issues or concerns brought forth by the independent BoD members and acts as a point of contact for shareholders and stakeholders seeking to engage in discussions with an independent BoD member.

Important business connections of independent members of the Board of Directors

As a global financial services provider and a major Swiss bank, we enter into business relationships with many large companies, including some in which our BoD members assume management or independent board responsibilities. The Governance and Nominating Committee determines in each instance whether the nature of the Group’s business relationship with such a company might compromise our BoD member’s capacity of independent judgment.

Our Organization Regulations require three-quarters of the BoD members to be independent. For this purpose, independence is determined in accordance with the FINMA circular 08/24 “Supervision and Internal Control,” the New York Stock Exchange rules, and the rules and regulations of other securities exchanges on which the UBS Group AG shares are listed, if any, applying the strictest respective standard.

In 2014, our BoD met the standards of the Organization Regulations for the percentage of directors that are considered independent under the criteria described above. Due to our Chairman’s full-time employment by UBS AG he is not considered independent.

All relationships and transactions with UBS Group AG’s independent BoD members are conducted in the ordinary course of business, and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. All relationships and transactions with BoD members’ associated companies are conducted at arm’s length.

è	Refer to “Note 34 Related parties” in the “Financial information” section of this report for more information

Checks and balances: Board of Directors and Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group on recommendation by the Group CEO, and supervises and monitors the business, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the

Corporate governance, responsibility and compensation

Corporate governance

BoD and Group CEO are assigned to two different people, ensuring a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the Group, for which responsibility is delegated to the GEB under the leadership of the Group CEO. No member of one board may simultaneously be a member of the other.

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

At BoD meetings, BoD members may request from BoD or GEB members any information about matters concerning the Group that they require to fulfill their duties. Outside meetings, BoD members may request information from other BoD and GEB members. Such requests must be approved by the Chairman.

Group Internal Audit independently, objectively and systematically assesses the adherence to our strategy, the effectiveness of governance, risk management and control processes at Group, divisional and regional levels, and monitors compliance with legal, regulatory and statutory requirements, as well as with internal policies and contracts. The internal audit organization has a functional reporting line to the Audit Committee in line with their responsibilities as set forth in our Organization Regulations. The Audit Committee approves the appropriateness of Group Internal Audit’s annual audit plan and annual audit objectives and must be in regular contact with the Head Group Internal Audit. Group Internal Audit provides the Audit Committee and the Chairman with written reports, including an annual report summarizing the function’s activities and significant audit results.

è	Refer to the “Risk management and control” section of this report for more information

Corporate governance, responsibility
and compensation

Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law, and therefore the BoD delegates the management of the business to the Group Executive Board (GEB).

Members of the Group Executive Board

On 10 June 2014 Sergio P. Ermotti and Tom Naratil were appointed members of the management board of UBS Group AG. Subsequently, on 26 November 2014, in connection with the first settlement of the share-for-share exchange offer, the BoD of UBS Group AG appointed all members of the UBS AG GEB as members of the UBS Group AG GEB.

In line with Swiss law, our Articles of Association limit the number of mandates that members of the GEB may hold outside the UBS Group. Article 36 of the Articles of Association limits the maximum number of permitted mandates of members of the GEB to one board membership in a listed company (other than UBS Group AG and UBS AG) and five additional mandates in non-listed companies. In addition, GEB members may hold no more than ten mandates at the request of the company and eight mandates in associations, charities, trusts, and employee welfare foundations.

No member of the GEB reaches the threshold described in article 36 of the Articles of Association. The following biographies provide information on the GEB members. For reasons of transparency, in addition to information on mandates, the biographies include memberships or other activities or functions, as required by the SIX Corporate Governance Directive.

In line with the revised Organization Regulations, which will become effective in March 2015, the titles for regional and divisional CEOs have changed to regional and divisional Presidents.

Corporate governance, responsibility and compensation

Corporate governance

Sergio P. Ermotti

Swiss, born 11 May 1960

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Function at UBS Group AG

Group Chief Executive Officer

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2011

Professional history and education

Sergio P. Ermotti has been Group Chief Executive Officer since November 2011, having held the position of Group Chief Executive Officer on an interim basis since September 2011. Mr. Ermotti became a member of the GEB in April 2011 and was Chairman and CEO of UBS Group Europe, Middle East and Africa from April to November 2011. From 2007 to 2010, he was Group Deputy Chief Executive Officer at UniCredit, Milan, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of Markets & Investment Banking Division. Between 2001 and 2003, he worked at Merrill Lynch, serving as co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. He began his career with Merrill Lynch in 1987, and held various positions within equity derivatives and capital markets. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Programme at Oxford University.

Other activities and functions

–  Chairman of the Fondazione Ermotti, Lugano

–  Board member of the Fondazione Lugano per il Polo Culturale, Lugano

–  Board member of Global Apprenticeship Network

–  Board member of the Swiss-American Chamber of Commerce

–  Member of the Institut International D’Etudes Bancaires

–  Member of the Financial Services Forum

Markus Diethelm

Swiss, born 22 October 1957

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Function at UBS Group AG

Group General Counsel

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2008

Professional history and education

Markus U. Diethelm was appointed Group General Counsel and became a member of the GEB in September 2008. From 1998 to 2008, he served as Group Chief Legal Officer at Swiss Re, and was appointed to its Group Executive Board in 2007. Prior to this, he was at the Los Angeles-based law firm Gibson, Dunn & Crutcher, and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992, he practiced at Shearman & Sterling in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York, after starting his career in 1983 with Bär & Karrer. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and PhD from Stanford Law School. Mr. Diethelm is a qualified attorney-at-law admitted to the bar in Zurich and in New York State.

Other activities and functions

–  Chairman of the Swiss-American Chamber of Commerce’s legal committee

–  Member of the Committee on Capital Markets Regulation

–  Member of the Swiss Advisory Council of the American Swiss Foundation

–  Member of the Foundation Council of the UBS International Center of Economics in Society

–  Member of the Conseil de Fondation du Musée International de la Croix-Rouge et du Croissant-Rouge

–  Member of the Professional Ethics Commission of the Association of Swiss Corporate Lawyers

Corporate governance, responsibility
and compensation

Lukas Gähwiler

Swiss, born 4 May 1965

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

President Retail & Corporate and President Switzerland

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2010

Professional history and education

Lukas Gähwiler became a member of the GEB and was appointed President Switzerland (formerly CEO of UBS Switzerland) in April 2010. In his role as President of UBS Switzerland, he is responsible for all businesses – retail, wealth management, corporate and institutional, investment banking and asset management – in UBS’s home market. Since January 2012, he has also been President Retail & Corporate (formerly CEO of Retail & Corporate). Between April 2010 and January 2012, he combined the position of CEO of UBS Switzerland with the role of co-CEO of UBS Wealth Management & Swiss Bank. From 2003 to 2010, he was Chief Credit Officer at Credit Suisse and was accountable for the worldwide credit business of Private Banking, including Commercial Banking in Switzerland. In 1998, Mr. Gähwiler was appointed Chief of Staff to the CEO of Credit Suisse’s Private and Corporate business unit and, prior to this, held various front-office positions in Switzerland and North America. He earned a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen. Mr. Gähwiler completed an MBA program in corporate finance at the International Bankers School in New York, as well as the Advanced Management Program at Harvard Business School.

Other activities and functions

–  Foundation Board member of the UBS Pension Fund

–  Member of the Foundation Council of the UBS International Center of Economics in Society

–  Board member of Opernhaus Zürich AG

–  Board member of economiesuisse

–  Vice Chairman of the Board of the Zurich Chamber of Commerce

–  Vice Chairman of the Swiss Finance Institute Foundation Board

–  Board member of the Zürcher Volkswirtschaftliche Gesellschaft

Ulrich Körner

German and Swiss, born 25 October 1962

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

President Global Asset Management and President Europe, Middle East and Africa

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2009

Professional history and education

Ulrich Körner became a member of the GEB in April 2009 and was appointed President Global Asset Management (formerly CEO Global Asset Management) in January 2014. He was Group Chief Operating Officer from 2009 to 2013. In addition, he was appointed President Europe, Middle East and Africa (formerly CEO of UBS Group Europe, Middle East and Africa) in December 2011. In 1998, Mr. Körner joined Credit Suisse. He served as a member of the Credit Suisse Group Executive Board from 2003 to 2008, holding various management positions, including CFO and Chief Operating Officer. From 2006 to 2008, he was responsible for the entire Swiss client business as CEO Credit Suisse Switzerland. Mr. Körner received a PhD in business administration from the University of St. Gallen, and served for several years as an auditor at Price Waterhouse and as a management consultant at McKinsey & Company.

Other activities and functions

–  Deputy Chairman of the Supervisory Board of UBS Deutschland AG

–  Board member of OOO UBS Bank Russia

–  Chairman of the Foundation Board of the UBS Pension Fund

–  Chairman of the Widder Hotel, Zurich

–  Vice President of the Board of Lyceum Alpinum Zuoz

–  Member of the Financial Service Chapter Board of the Swiss-American Chamber of Commerce

–  Advisory Board member of the Department of Banking and Finance at the University of Zurich

–  Member of the business advisory council of the Laureus Foundation Switzerland

Corporate governance, responsibility and compensation

Corporate governance

Philip J. Lofts

British, born 9 April 1962

UBS AG, 677 Washington Boulevard, Stamford, CT 06901 USA

Function at UBS Group AG

Group Chief Risk Officer

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2008

Professional history and education

Philip J. Lofts became a GEB member in 2008, and was re-appointed as Group Chief Risk Officer in December 2011 after serving in the same role from 2008 to 2010. He was CEO of UBS Group Americas from January to November 2011. Mr. Lofts, who began his career with UBS over 30 years ago, became Group Risk Chief Operating Officer in 2008 after three years serving as Group Chief Credit Officer. Prior to this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the US. Mr. Lofts joined Union Bank of Switzerland in 1984 as a credit analyst and was appointed Head of Structured Finance in Japan in 1996. Mr. Lofts successfully completed his A-levels at Cranbrook School. From 1981 to 1984, he was a trainee at Charterhouse Japhet plc, a merchant bank, which was acquired by the Royal Bank of Scotland in 1985.

Robert J. McCann

American (US) and Irish, born 15 March 1958

UBS AG, 1200 Harbor Boulevard, Weehawken, NJ 07086 USA

Functions at UBS Group AG

President Wealth Management Americas and President Americas

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2009

Professional history and education

Robert J. McCann was appointed President Wealth Management Americas (formerly CEO of Wealth Management Americas), and became a member of the GEB in October 2009. In addition, he has been President Americas since December 2011 (formerly CEO of UBS Group Americas). From 2003 to 2009, he worked for Merrill Lynch as Vice Chairman and President of the Global Wealth Management Group. In 2003, he served as Vice Chairman of Distribution and Marketing for AXA Financial. He began his career with Merrill Lynch in 1982, working in various positions in capital markets and research. From 2001 to 2003, he was Head of Global Securities Research and Economics. In 2000, he was appointed Chief Operating Officer of Global Markets and Investment Banking. From 1998 to 2000, he was Global Head of Global Institutional Debt and Equity Sales. Mr. McCann graduated with a bachelor’s degree in economics from Bethany College, West Virginia, and holds an MBA from Texas Christian University.

Other activities and functions

–  Board member of UBS Optimus Foundation

–  Member of The Clearing House Supervisory Board

–  Vice Chairman of the Bethany College Board of Trustees

–  Member of the Committee Encouraging Corporate Philanthropy

–  Board member of the American Ireland Fund

–  Board member of the Partnership for New York City

–  Board member of the Catholic Charities of the Archdiocese of New York

–  Advisory Board member for the Billie Jean King Leadership Initiative

Corporate governance, responsibility
and compensation

Tom Naratil

American (US), born 1 December 1961

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Functions at UBS Group AG

Group Chief Financial Officer and Group Chief Operating Officer

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2011

Professional history and education

Tom Naratil was appointed Group CFO and became a member of the GEB in June 2011. In addition to this role, he was appointed Group Chief Operating Officer in January 2014. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his appointment as Group CFO. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. He was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined Paine Webber Incorporated in 1983, and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a Bachelor of Arts in history from Yale University.

Other activities and functions

–  Board member of the American Swiss Foundation

Andrea Orcel

Italian, born 14 May 1963

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Function at UBS Group AG

President Investment Bank

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2012

Professional history and education

Andrea Orcel was appointed President Investment Bank (formerly CEO of the Investment Bank) in November 2012. Since December 2014, he has additionally taken on the position as Chief Executive for UBS Limited and UBS AG London branch. He had been appointed co-CEO of the Investment Bank and a member of the GEB in July 2012. He joined UBS from Bank of America Merrill Lynch, where he had been Executive Chairman since 2009, President of Emerging Markets (excluding Asia) since 2010 and CEO of European Card Services since 2011. Prior to the acquisition of Merrill Lynch by Bank of America, Mr. Orcel was a member of Merrill Lynch’s global management committee and Head of Global Origination, which combined Investment Banking and Capital Markets. He held a number of other leadership positions, including President of Global Markets & Investment Banking for Europe, Middle East and Africa (EMEA) and Head of EMEA Origination beginning in 2004. Between 2003 and 2007, he led the Global Financial Institutions Group, of which he had been part since joining Merrill Lynch in 1992. Prior to this, he worked at Goldman Sachs and the Boston Consulting Group. Mr. Orcel holds an MBA from INSEAD and a degree in economics and commerce, summa cum laude, from the University of Rome.

Other activities and functions

–  Board member UBS Limited

Corporate governance, responsibility and compensation

Corporate governance

Chi-Won Yoon

Korean, born 2 June 1959

UBS AG, 2 International Finance Centre

52/F, 8 Finance Street, Central, Hong Kong

Function at UBS Group AG

President Asia Pacific

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2009

Professional history and education

Chi-Won Yoon was appointed President Asia Pacific (formerly CEO of UBS Group Asia Pacific) in April 2012 and has been a member of the GEB since June 2009. He held the position of co-Chairman and co-CEO of UBS Group Asia Pacific from November 2010 to March 2012. From June 2009 to November 2010, he served as sole Chairman and CEO of UBS AG, Asia Pacific. In a previous role, Mr. Yoon served as Head of UBS’s securities business in Asia Pacific: Asia Equities, which he oversaw from 2004; and Asia Pacific Fixed Income, Currencies and Commodities, which he led from 2009. He joined the firm in 1997, serving as Head of Equity Derivatives. Mr. Yoon began his career in financial services in 1986, working at Merrill Lynch in New York and Lehman Brothers in New York and Hong Kong. Before embarking on a Wall Street career, he worked as an electrical engineer in satellite communications. In 1982, Mr. Yoon earned a bachelor’s degree in electrical engineering from MIT, and a master’s degree in management from MIT’s Sloan School of Management in 1986.

Other activities and functions

–  Board member of UBS Securities Co. Ltd

–  Chairman of the Asian Executive Board for the MIT Sloan School of Management

–  Advisory Board member of the MIT Center for Finance and Policy

Jürg Zeltner

Swiss, born 4 May 1967

UBS Group AG, Bahnhofstrasse 45, CH-8001 Zurich

Function at UBS Group AG

President Wealth Management

Year of initial appointment to UBS Group AG: 2014

Year of initial appointment to UBS AG: 2009

Professional history and education

Jürg Zeltner became a member of the GEB in February 2009 and is President of Wealth Management (formerly CEO of UBS Wealth Management). Between February 2009 and January 2012, he served as co-CEO of UBS Wealth Management & Swiss Bank. In November 2007, he was appointed as Head of Wealth Management North, East & Central Europe. From 2005 to 2007, he was CEO of UBS Deutschland, Frankfurt, and, prior to this, he held various management positions in the former Wealth Management division of UBS. Between 1987 and 1998, he was with Swiss Bank Corporation in various roles within the Private and Corporate Client division in Berne, New York and Zurich. Mr. Zeltner holds a diploma in business administration from the College of Higher Vocational Education in Berne and is a graduate of the Advanced Management Program at Harvard Business School.

Other activities and functions

–  Board member of the German-Swiss Chamber of Commerce

–  Chairman of the UBS Optimus Foundation Board

Corporate governance, responsibility
and compensation

Responsibilities, authorities and organizational principles of the Group Executive Board

Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its business. It assumes overall responsibility for developing the Group and business division strategies and the implementation of approved strategies. The GEB constitutes itself as the risk council of the Group. In this function, the GEB has overall responsibility for the following: establishing and supervising the implementation of risk management and control principles, approving major risk policies as proposed primarily by the Group Chief Risk Officer and controlling the risk profile of the Group as a whole, as determined by the BoD and the Risk Committee. From 26 November to end of December 2014, the GEB held two meetings for UBS Group AG (for UBS AG the GEB held a total of 21 meetings in 2014).

è	Refer to the Organization Regulations at www.ubs.com/ governance for more information on the authorities of the Group Executive Board

Responsibilities and authorities of the Group Asset and Liability Management Committee

The Group Asset and Liability Management Committee (Group ALCO), established by the GEB, is responsible for setting strategies to maximize the financial performance of the Group, and is subject to the guidelines, constraints and risk tolerances set by the BoD. The Group ALCO is also responsible for managing the balance sheet of the business divisions through allocation and monitoring of limits, as well as managing capital, liquidity and funding and promoting a one-firm financial management culture. The Organization Regulations additionally specify which powers of the GEB are delegated to the Group ALCO. In 2014, the Group ALCO held one meeting for UBS Group AG (and 9 meetings for UBS AG).

Management contracts

We have not entered into management contracts with any companies or natural persons that do not belong to the Group.

Corporate governance, responsibility and compensation

Corporate governance

Change of control and defense measures

We refrain from restrictions regarding change of control and defense measures that would hinder developments initiated in, or supported by, the financial markets. We also do not have any specific defenses in place to prevent hostile takeovers.

Duty to make an offer

According to the Swiss Stock Exchange Act, an investor who acquired more than 33 1⁄3% of all voting rights of a company listed in Switzerland (directly, indirectly or in concert with third parties), whether they are exercisable or not, is required to submit a take-over offer for all listed shares outstanding. We have not elected to change or opt out of this rule.

Clauses on change of control

Neither the employment agreement with the Chairman of the BoD, nor any employment contracts with the GEB members or employees holding key functions within the company (Group Managing Directors), contain change of control clauses.

All employment contracts with GEB members stipulate a notice period of six months. During the notice period, GEB members are entitled to their salaries and the continuation of existing employment benefits and may be eligible to be considered for a discretionary performance award based on their contribution during the time worked.

In case of a change of control, we may, at our discretion, accelerate the vesting of and/or relax applicable forfeiture provisions of employees’ awards, and defer lapse date of options or stock appreciation rights.

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

External independent auditors

At the Extraordinary General Meeting (EGM) held on 26 November 2014, Ernst & Young Ltd (EY) were elected as auditors for the Group until the 2015 AGM. EY assume virtually all auditing functions according to laws, regulatory requests and the Articles of Association. The EY lead partner in charge of the Group financial audit since 2010 has been Jonathan Bourne. Due to a five-year rotation requirement, he will be succeeded in 2015 by Marie-Laure Delarue. The co-signing partner for the financial statement audit is Troy J. Butner since 2011, with an incumbency limit of seven years. Rolf Walker has been the Lead Auditor to FINMA since 2013. He will be succeeded by Patrick Schwaller due to a rotation requirement as Rolf Walker’s incumbency is limited to two years due to prior audit service to the Group in another role. The co-signing partner for the FINMA audit has been Marc Ryser since 2012, with an incumbency limit of seven years.

Special auditor for capital increase

At the EGM on 26 November 2014, BDO AG was appointed as special auditor for the period until the 2015 AGM. The special auditors provide audit opinions independently from the auditors in connection with capital increases.

Fees paid to external independent auditors

The fees (including expenses) paid to our auditors EY are set forth in the table below. In addition, EY received CHF 29,727,000 in 2014 (CHF 34,445,000 in 2013) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit for the Group in accordance with applicable laws and generally accepted auditing standards, as well as other assurance services that conventionally only the auditor can provide. These include statutory and regulatory audits, attest services, and the review of documents to be filed with regulatory bodies. The additional services classified as audit in 2014 included several engagements for which EY were mandated at the request of FINMA related to the establishment of UBS Switzerland AG, and to review new or remediated processes, whether in response to regulatory changes, such as Basel III, or as a result of control deficiency remediation, for example, in connection with the 2011 unauthorized trading incident.

Fees paid to external independent auditors
UBS Group AG and its subsidiaries (including UBS AG) paid the following fees (including expenses) to its external independent auditors.
CHF thousand	31.12.14	31.12.13

Audit

Global audit fees	47,450	49,522

Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	14,374	17,604

Total audit	61,824	67,126

Non-audit

Audit-related fees	7,133	11,708

of which: assurance and attest services	3,205	6,922

of which: control and performance reports	3,840	4,386

of which: consultation concerning financial accounting and reporting standards	87	400

Tax services	1,083	950

Other	1,573	1,601
Total non-audit	9,789	14,258

Corporate governance, responsibility and compensation

Corporate governance

Audit-related work comprises assurance and related services that are traditionally performed by the auditor, such as attest services related to financial reporting, internal control reviews, performance standard reviews, and consultation concerning financial accounting and reporting standards.

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

Group Internal Audit

With 402 personnel worldwide as of 31 December 2014, Group Internal Audit (GIA) performs the internal auditing function for the Group. It is an independent and objective function that supports both the Group, in achieving its defined strategic, operational, financial and compliance objectives, and the BoD, supported by its committees, in discharging their governance responsibilities. GIA provides assurance by assessing the reliability of financial and operational information, as well as compliance with legal, regulatory and statutory requirements. All reports with key issues are provided to the Group CEO, GEB members responsible for the business divisions and other responsible management. In addition, the Chairman, the Audit Committee and the Risk Committee of the BoD are regularly informed about important issues. GIA further assures the closure and successful remediation of issues, irrespective of the function which identified them, including those which are self-identified by management (first line of defense) or are raised by control functions (second line of defense), GIA (third line of defense), external auditors and regulators. GIA cooperates closely with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head of GIA, James P. Oates, reports directly to the Chairman of the BoD as well as to the Audit Committee. In their assessment, GIA is quantitatively and qualitatively well resourced to perform its function. The role, position, responsibilities and accountability of GIA are set out in our Organization Regulations as well as in the Charter for Group Internal Audit, published at www.ubs.com/governance. GIA has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data needed to fulfill its auditing duties. The Audit Committee may order special audits to be conducted. Other BoD members, committees or the Group CEO may request such audits with the approval of the Audit Committee.

Coordination and close cooperation with the external auditors enhance the efficiency of GIA’s work.

Corporate governance, responsibility
and compensation

Information policy

We provide regular information to our shareholders and to the financial community.

Financial reports for UBS Group AG will be published as follows

First quarter 2015	5 May 2015

Second quarter 2015	28 July 2015

Third quarter 2015	3 November 2015

The Annual General Meeting of shareholders of UBS Group AG will take place as follows

2015[1]	7 May 2015

2016	10 May 2016

1	The Annual General Meeting of shareholders of UBS AG will also take place on Thursday, 7 May 2015.
è	Refer to the corporate calendar at www.ubs.com/investors for future financial report publication and other key dates

We meet with institutional investors worldwide throughout the year and regularly hold results presentations, attend and present at investor conferences and, from time to time, host investor days. Investor meetings are always attended by members of our Investor Relations team and, if possible, senior management. We use various technologies such as webcasting, audio links and cross-location video conferencing to widen our audience and maintain contact with shareholders around the world.

Registered shareholders may opt to receive our annual report or review booklet, which reflects on specific 2014 initiatives and achievements of the Group and provides an overview of the Group’s activities during the year as well as some key financial information. Each quarter, shareholders have the option to receive a brief mailed update on the Group’s quarterly financial performance. Shareholders can also request UBS Group AG’s complete financial reports, produced on a quarterly and annual basis.

We make our publications available to all shareholders simultaneously to ensure they have equal access to our financial information.

Shareholders can help us achieve our environmental ambitions by opting to read our financial publications electronically through our Investor Relations website rather than receiving printed copies. In addition, shareholders can change their subscription preferences at any time using our shareholder portal (www.ubs.com/shareholderportal). We have reviewed and shortened our distribution lists to internal and external stakeholders and reduced printed stocks, which benefits the environment and yields significant annual savings.

è	Refer to www.ubs.com/investors for a complete set of published reporting documents and a selection of senior management industry conference presentations
è	Refer to the “Information sources” section of this report for more information

Financial disclosure principles

We fully support the notion of transparency and consistent and informative disclosure. We aim to communicate our strategy and results in a manner that allows stakeholders to gain a good understanding of how our Group works, what our growth prospects are and the risks our businesses and our strategy entail. We continually assess feedback from analysts and investors and, where appropriate, reflect this in our disclosures. To continue achieving these goals, we apply the following principles in our financial reporting and disclosure:

–	Transparency that enhances the understanding of economic drivers and builds trust and credibility
–	Consistency within each reporting period and between reporting periods
–	Simplicity that allows readers to gain a good understanding of the performance of our businesses
–	Relevance by focusing on what is required by regulation or statute and what is relevant to our stakeholders
–	Best practice that leads to improved standards

We endorse the work of the Enhanced Disclosure Task Force (EDTF) and our financial reports contain disclosures aligned with the recommendations issued by the EDTF on 29 October 2012 in its report “Enhancing the Risk Disclosures of Banks.” Certain disclosures in our Annual Report 2012 were cited by the EDTF in its July 2013 “Progress Report on Implementation of Disclosure Recommendations” as leading practice. We made significant further enhancements to our disclosures in the Annual Report 2013 and achieved an even better assessment by the EDTF in its “2014 Progress Report on Implementation of the EDTF Principles and Recommendations.” We have further enhanced the disclosures in this report and also present now at the start of the “Risk, treasury and capital management” section of this report a refined index to help readers locate disclosures related to specific EDTF recommendations. Consistent with our financial reporting and disclosure

Corporate governance, responsibility and compensation

Corporate responsibility

principles, we regard the enhancement of disclosures as an ongoing commitment and we expect to make further refinements to our disclosures in 2015 and beyond.

è	Refer to the “Risk, treasury and capital management” section of this report for more information on our implementation of the EDTF recommendations

Financial reporting policies

We report our Group’s results after the end of every quarter, including a breakdown of results by business division and disclosures relating to risk management and control, capital, liquidity and funding management.

UBS Group AG’s and UBS AG’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

è	Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for more information on the basis of accounting

We are committed to maintaining the transparency of our reported results and to ensuring that analysts and investors can make meaningful comparisons with prior periods. If there is a major reorganization of our business divisions, or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, our results are restated for previous periods as required by applicable accounting standards. These restatements show how results would have been reported according to the new basis and provide clear explanations of all relevant changes.

US disclosure requirements

As a foreign private issuer, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (SEC) under the US federal securities laws. We file an annual report on Form 20-F, and furnish our quarterly financial reports and other material information under cover of Form 6-K to the SEC. These reports are available at www.ubs.com/investors and on the SEC’s website at www.sec.gov.

An evaluation was carried out under the supervision of management, including the Group CEO and Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934. Based on that evaluation, the Group CEO and Group CFO concluded that our disclosure controls and procedures were effective as of 31 December 2014. No significant changes have been made to our internal controls or to other factors that could significantly affect these controls subsequent to the date of their evaluation.

In accordance with section 404 of the US Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting. The “Financial information” section of this report contains management’s assessment of the effectiveness of internal control over financial reporting as of 31 December 2014. The external auditors’ report on this assessment is also included in this report.

è	Refer to the “Financial information” section of this report for more information

Corporate governance, responsibility
and compensation

Corporate responsibility

EDTF | To us, corporate responsibility means “doing the right thing” – both now and in the future. Our commitment to this is incorporated in the principles and standards set out in our Code of Business Conduct and Ethics (Code). These apply to all aspects of our business and the ways in which we engage with our stakeholders, from the products and services we offer our clients, our management of environmental and social risks, to the way we protect the well-being of our employees. Corporate responsibility is embedded at every level of the firm, helping us to adopt a responsible and sustainable approach to doing business while underlining our desire to contribute to the communities in which we operate.

The successful delivery of our corporate responsibility commitments and activities relies on the firm commitment to conducting our business in a sustainable way. The guiding principles and standards set out in our Code are designed to shape our business activities and all our dealings with our stakeholders including clients, colleagues, shareholders, regulators and business partners. Proper implementation of the Code contributes to the wider societal goal of sustainable development. Policies and guidelines, as well as associated objectives related to this aspiration, are guided from and supervised at the highest level of the firm. We demonstrate accountability for our corporate responsibility commitments and activities at both Board of Directors (BoD) and Group Executive Board (GEB) levels. At the end of 2014, we started an in-depth review of our Code and the revised Code will be published in 2015.

è	Refer to www.ubs.com/responsibility for more information

Corporate governance, responsibility and compensation

Corporate responsibility

UBS and Society – integrating societal and financial performance for the benefit of our clients, our communities and our firm

What we do:

For a long time, we have been helping clients to invest along sustainable and responsible criteria. In 2014, we launched UBS and Society – a cross-divisional umbrella initiative that covers all our activities and capabilities in sustainable investing and philanthropy, as well as our firm’s community interaction. The purpose of this initiative is to support the development of our dedicated, industry-leading platform that delivers comprehensive research, advisory and product capabilities in sustainable investments and philanthropy. We want to do this holistically, channeling a growing portion of investable client assets through innovative financial mechanisms to address societal challenges and make societal performance part of every client conversation.

To us, sustainability in banking means both seizing opportunities and managing risk. As our sustainable investment offering grows and our focus shifts from “doing no harm” to “doing good,” we must also align our client and supplier relationships with our strict environmental and social risk management standards.

Our environmental and social risk policy framework clearly demonstrates our approach to environmental and social risk and our strict standards with regard to topics such as climate change, deforestation, biodiversity and human rights.

è	Refer to our environmental and social risk policy framework at www.ubs.com/esr for more information

Why we do it:

We want to ingrain a culture of long-term thinking and action throughout the firm. Our objective is to be sustainable for our clients, shareholders and employees as well as for the communities, in which we live and work. Focusing on sustainability is both the key to the future and makes good business sense. We are aware of our clients’ growing interest in societal issues and their wish to use their resources for the benefit and advancement of individuals, communities and societies around the world. As a global firm, and the world’s largest wealth manager, we are in a unique position to help them address these concerns. We recognize this responsibility and we take it seriously. We also embrace our duty to lead the debate on important societal topics – within our industry and beyond – thus contributing to the wider goal of sustainable development.

How we are different:

With our compelling UBS and Society initiative we aim to integrate societal and financial performance for the maximum and mutual benefit of our clients and our firm as well as to generate a long-term, sustainable and measurable positive impact on our local communities. Appointed in 2014, the global head of the initiative is already driving forward the common strategic direction for the initiative across our business. Ultimately, we aim to make sustainability the every-day standard throughout our firm.

How we do it:

It is through the lens of sustainability that we have created some of the world’s most innovative products, such as the first impact investing fund focused on small and mid-sized enterprises (SMEs) in developing countries, or the first clean energy infrastructure fund in Switzerland. Together with our comprehensive environmental and social risk policy

Corporate governance, responsibility
and compensation

framework, these products drive change for the better. In 2014, we received the coveted CommunityMark award in the UK – a critical recognition for our community investment activities in the UK as well as our global corporate responsibility approach.

What we have done:

To date, 21% of our total invested assets are invested along sustainable investment criteria, as illustrated in the sustainable investment (SI) invested assets table below. We have integrated environmental and social considerations across all business divisions into our advisory, research, investment, finance and ownership processes. Our shelf of products ranges from sustainable portfolio management across environmental, social and governance (ESG) research to sustainable investment funds, combining established and innovative approaches.

In 2013, we launched the Impact Investing SME Focus Fund – the largest privately funded vehicle of its kind, which invests in emerging markets sectors and businesses that drive social or environmental change. In 2014, we further expanded our impact investing offering. Impact investing also provides an excellent example of how we combine investment opportunities with thought leadership. Represented by our firm’s Group Chief Executive Officer (Group CEO), UBS forms part of the World Economic Forum’s Mainstreaming Impact Investing initiative to promote impact investing globally and engage in ground-breaking research. In 2014, the group published a key report to help potential investors navigate the different approaches on offer and identify opportunities. It also offers industry guidance on building capabilities and attracting top talent, as the market is becoming increasingly sophisticated and mature. In 2014, we also contributed to the G8 Taskforce report on Social Impact Investment, which calls on global governments to modernize their fiduciary duty concepts, and on trustees to take account of impact investing.

We continue to spearhead thinking on sustainable investing. Already in 2013, UBS Research Focus had highlighted the approach while, in December 2014, sustainable investing was featured in CIO Year Ahead.

UBS is also at the forefront in developing social finance instruments. In 2014, UBS Optimus Foundation partnered with Children’s Investment Fund Foundation to launch the first Development Impact Bond as a proof of concept in the education sector and beyond. In the UK we developed two social investment vehicles: the UBS-supported Young Academy investment fund, which is part of the Young Foundation’s education incubator, and – in partnership with CAN Invest – a new social investment loan fund aimed at accelerating positive early intervention impact on communities and individuals in the boroughs of East London.

As a global bank, we are particularly well positioned to act as an intermediary between capital and investment, and to offer our clients investments which combine a financial and societal purpose. We will continue to expand our capabilities in order to provide our clients with an industry-leading and integrated range of sustainable investing products and services, which will enable them to continue to invest with societal goals in mind.

Corporate governance, responsibility and compensation

Corporate governance

Our approach

Corporate responsibility governance

EDTF | The BoD is responsible for setting our firm’s values and standards and ensuring that we meet our obligations to our stakeholders. Our Chairman of the BoD and our Group CEO play key roles in safeguarding our reputation and ensuring that we communicate effectively with all our stakeholders.

All BoD committees monitor our business performance in the context of creating sustainable value. The Corporate Culture and Responsibility Committee focuses specifically on assessing how we meet our stakeholders’ expectations with regard to corporate responsibility. It also monitors and reviews our policies and regulations as well as the implementation of our stated commitments from a corporate responsibility perspective. For areas such as UBS and Society, environmental and human rights, or community investment, the Corporate Culture and Responsibility Committee even defines the strategic direction and goals.

è	Refer to the UBS Code of Business Conduct and Ethics at www.ubs.com/code for more information
è	Refer to the Organization Regulations of UBS at www.ubs.com/ governance for the charter of the Corporate Culture and Responsibility Committee

EDTF | In 2014, Axel A. Weber, Chairman of the BoD, chaired the Corporate Culture and Responsibility Committee that consists of three additional members. The Group CEO and the Global Head of UBS and Society, are permanent guests of the Committee, while the regional presidents attend two of the six annual Committee meetings as guests. Various senior-level committees and boards are in charge of particular aspects of corporate responsibility. They include the Global Environmental & Social Risk Committee, chaired by the Group Chief Risk Officer, who manages the development and implementation of principles and appropriate independent control frameworks related to environmental and social risks within UBS. This committee resolves transactional and policy matters relating to environmental and social risks and their associated reputational risks. Additionally, our Environmental & Human Rights Committee supervises the operational execution of UBS’s Environmental and Human Rights Policy, which we revised at the beginning of 2014 to incorporate commitments made in the areas of climate change and human rights. On 1 March 2015, the Environmental and Human Rights Committee was transformed into the UBS and Society Operating Committee, chaired by Juerg Zeltner, President Wealth Management, and by Chi-Won Yoon, President Region Asia Pacific. This committee, consisting of business area and regional representatives, focuses on implementing the UBS and Society agenda in their respective areas.

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by a dedicated financial crime team of anti-money laundering (AML) compliance experts. Also overseen by the GEB is our approach to diversity and inclusion. In 2014, we appointed a global head of diversity and inclusion to drive a Group-wide strategy complemented by divisional and regional initiatives.

è	Refer to the “Our employees” section of this report for more information on labor standards and diversity programs

EDTF | In line with our commitment to responsible banking, we assess our policies and practices regularly and rigorously. We also pay close attention to any societal issues that might be of relevance to UBS. Our corporate responsibility functions and committees are positioned at top management and governance levels, which reflects the level of priority we attach to these tasks.

Corporate governance, responsibility
and compensation

External commitments and initiatives

EDTF | As a global firm, we embrace our responsibility to lead the debate on important social topics, contribute to setting the standards and promoting international collaboration across industries. These contributions are part of our efforts to advance in areas that are already mandated by governments and regulators, as well as in areas that are still largely voluntary, but nonetheless significantly strengthen our corporate responsibility agenda.

In 2014, we endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s ‘Soft Commodities’ Compact and committed to supporting the sustainability performance of soft commodity supply chains. We expect soy, timber or palm oil-producing clients to be fully certified according to applicable sustainability certification schemes, such as the Roundtable on Sustainable Palm Oil, by 2020. We also joined the Swiss Better Gold Association, which aims to create a sustainable gold value chain from mine to market.

In October 2013, we co-launched the Thun Group of Banks’ discussion paper on banking and human rights, which aims to support banks in mapping and analyzing their potentially adverse impacts on human rights, and also looks at related risks, including reputational, legal, operational and financial risks. The paper was very positively received and the Thun Group has continued its discussions since, notably in a meeting with a large group of diverse stakeholders (including supranational organizations, governments and civil society) in June 2014 at the UBS Conference Center in Thun, Switzerland.

Stakeholder engagement

EDTF | We regularly engage with our stakeholders on a wide range of topics, which gives us important information about their expectations and concerns. Key issues identified in these discussions are reviewed by the Corporate Culture and Responsibility Committee for their potential relevance to our firm. Our relationship with stakeholders is multi-faceted and includes interactions with large groups, regular communications with representatives from a particular group, as well as meetings with individuals such as clients and investors.

We piloted a comprehensive stakeholder survey as part of the UBS Materiality Assessment (as defined by the Global Reporting Initiative (GRI)) for 2014. The results of this comprehensive assessment of the issues deemed relevant by our stakeholders are summarized in a materiality matrix. This matrix distils the views of the stakeholders with which our firm interacts and it covers 30 topics including, as most relevant, financial stability, prevention of fraud and manipulation, client protection and compliance.

In 2014, we talked with clients on values-based investing at venues such as the UBS Global Philanthropy Forum (on the theme of “scaling up: building on success and maximizing impact”), the APAC Family Legacy and Philanthropy Forum, the 2014 Young Successors Program conference “Passion to Action”, the Women’s Symposium, UBS Roundtables and the annual Private Wealth Management Conference dedicated to Sustainable Investing in the US.

Discussions with employees covered various sustainability topics, including climate change. A key annual campaign, the UBS Environmental Month in April, again raised awareness among employees and external stakeholders about our efforts to reduce the environmental impact of our operations and banking activities. Working together with investors and rating agencies, we also considered key environmental, social and governance issues. Discussions with non-governmental organizations focused on the subjects of human rights, mountaintop removal coal mining, food speculation and climate change, particularly in relation to coal. In addition, we sought input from our employees regarding our corporate responsibility strategy and associated activities. An internal, cross-divisional and cross-regional network of experts meets on a quarterly basis and plays an important role, as its members provide critical input on stakeholder expectations and concerns. These contributions are relayed to the Corporate Culture and Responsibility Committee to complement the information gathered through other monitoring channels.

We believe it is crucial that we keep our stakeholders informed about our sustainability commitments and activities. To this end, we include sections on our corporate responsibility and our employees in this report. These sections, other relevant annual report content and information on our website are audited, in line with the Global Reporting Initiative’s Sustainability Reporting Guidelines.

è	Refer to www.ubs.com/gri for more information
è	Refer to www.ubs.com/materiality for the GRI materiality matrix

External ratings and awards

EDTF | Our performance and success in the area of sustainability is reflected in the key external ratings and rankings we received in 2014. We were ranked among the top three companies in our sector for 2014 in RobecoSAM’s Corporate Sustainability Assessment. RobecoSAM, together with S&P Dow Jones Indices, also publishes the globally recognized Dow Jones Sustainability Indices (DJSI). The indices track leading sustainability-driven companies worldwide and define leading companies as those that integrate environmental and social factors into their long-term strategies and performance reviews. We improved our overall rank in the DJSI and took the lead in the indices’ environmental dimension.

In 2014, we also received a top percentile rating in the FTSE-4Good index series, in which we have been included since its inception in 2001. Meanwhile, oekom research – another leading sustainability rating agency – awarded corporate responsibility prime status to UBS. In oekom’s corporate rating system, prime status is awarded to companies that are among their industries’ leaders and meet industry-specific minimum requirements. We are one of only few banks to hold this status.

We were the only Swiss bank included in “The A List: The CDP Climate Performance Leadership Index 2014” for our efforts in reducing carbon emissions and mitigating the business risks of climate change. The index presents 187 listed companies – out of a total of nearly 2,000 independently assessed companies – identified

Corporate governance, responsibility and compensation

Corporate responsibility

as demonstrating a superior approach to climate change mitigation.

We received the American Foreign Policy Association 2014 Corporate Social Responsibility award in acknowledgment of our firm’s support of projects focusing on education and entrepreneurship in communities around the world. We were also awarded the CommunityMark accreditation, the UK’s highest award for businesses that demonstrate how they maximize positive and minimize negative community impacts.

Training and raising awareness

EDTF | We actively engage in internal and external education and awareness-raising on corporate responsibility topics and issues. Through induction, education and broader awareness-raising activities, we ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments. General information is published on our intranet and corporate responsibility website.

In 2014, we continued training and raising employee awareness by embracing the Code. All employees have to confirm annually that they have read UBS’s key documents and policies, including the Code. Employees were also informed of the firm’s corporate responsibility strategy and activities through other training and awareness-raising activities. Approximately 2,800 employees received training on environmental issues; 1,400 of them received general training on our environmental policy and programs and 1,400 participated in specialist training targeted at their respective areas of expertise and influence. Employee speaker sessions, exhibitions and lunchtime training sessions were delivered in all regions alongside specific technical training for the regional environmental teams. Community Affairs engagement forms part of our key internal leadership programs, while skills-based employee volunteering further contributes towards staff development. Employees are also required to undergo regular refresher training in issues relating to AML, sanctions compliance and anti-corruption. This includes online training, awareness campaigns and seminars.

è	Refer to “Learning and development” in the “Our employees” section of this report for more information

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

Combating financial crime

We take a rigorous risk-based approach in our commitment to combating money laundering, corruption and terrorist financing.

We are also committed to complying with sanctions laws. Our policies and procedures are designed to detect and mitigate financial crime-related risks. We adhere to strict know-your-client rules and use advanced technology to help identify suspicious transaction patterns. If suspicious activities are discovered, they are promptly escalated to independent control units and external authorities, as required by law. We assess annually the money laundering, corruption and sanctions risks associated with our business against our control framework, and take actions to further mitigate that risk.

UBS is a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards for policies on preventing money laundering and terrorist financing, and on know-your-client principles. The Wolfs-berg Group also works closely with the Financial Action Task Force, an inter-governmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector. The Wolfsberg Group continued to influence AML in 2014 through its annual forum and regional reach-out meetings with banks globally. It continues to work on guidance papers in key areas of AML and, in 2014, it issued such a guidance paper on mobile and internet payment services.

Our environmental and social risk policy framework

EDTF | In 2014, we published a comprehensive document on our environmental and social risk policy framework to ensure that our stakeholders have a good understanding of our approach to environmental and social risk. We apply the environmental and social risk policy framework to all our activities. This helps us identify and manage potential adverse impacts on the environment and human rights, as well as the associated risks affecting our clients and our firm. We have set standards in product development, investments, financing and for supply chain management decisions. As part of our due diligence process, we engage with clients and suppliers to better understand their processes and policies and to explore how any environmental and social risks may be mitigated. We avoid transactions, products, services, activities or suppliers if there are material environmental and social risks that cannot be

Corporate governance, responsibility
and compensation

properly assessed. We will not do business with a counterparty or an issuer who we judge is not addressing environmental or social issues in an appropriate and responsible manner. The foundation of UBS’s environmental and social risk policy framework is established in the Code of Business Conduct and Ethics of UBS and the UBS Environmental and Human Rights Policy.

Our focus

EDTF | Our industry is playing an increasingly active role in addressing global issues such as the protection of human rights and the environment. Growing environmental and human rights concerns have resulted in a fast-changing regulatory and competitive landscape that affects our firm, our suppliers and our clients. In response to these emerging risks and opportunities, we are shaping appropriate commitments and solutions.

Climate change is one of the greatest challenges of our time. It will impact ecosystems, societies, and economies worldwide. Population growth, energy security, loss of biodiversity and access to drinking water and food, are all closely intertwined with climate change. This makes the transition to a low-carbon economy vital. As a leading global financial services firm, we are well positioned to help our clients as they prepare for this transition. Our climate change strategy focuses on investments, financing, research and risk management, as well as our own operations.

Deforestation and forest degradation is a threat to biodiversity. Recognizing related risks, we became members of the Roundtable on Sustainable Palm Oil in 2012 and joined its complaints panel in 2014; we endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s ’Soft Commodities’ Compact; and we identified certain activities that lead to deforestation and its related impacts, in which we will not engage.

UBS is committed to respecting and promoting human rights in all our business activities. To address human rights issues, we established a UBS Position on human rights in 2006. In 2013, we revised the firm’s Environmental and Human Rights Policy to reflect the Thun Group’s discussion paper and to formalize accountability for human rights issues. We stipulated that we will not engage in commercial activities involving child labor and forced labor, or that infringe the rights of indigenous peoples. We will continue our work with the Thun Group to understand how best to implement the UN Guiding Principles across our operations.

Our standards

EDTF | We have set standards for our product development, investments, financing and supply chain management decisions. In this vein, we have identified controversial activities UBS will not engage in, and other areas of concern UBS will only engage in if stringent criteria are met. UBS will not knowingly provide any financial or advisory services to corporate clients whose primary business activity, or where the proposed transaction, is associated with severe environmental or social damage to world heritage sites, wetlands, endangered species, high conservation value forests, indigenous peoples’ rights or through use of illegal fire or logging and child or forced labor. Specific guidelines and escalation criteria apply to transactions with corporate clients engaged in areas of concern such as soft commodities (palm oil, soy, timber), power generation (coal-fired power plants, large dams, nuclear power) and extractives (hydraulic fracturing, oil sands, arctic drilling, mountaintop removal coal-mining, precious metals, diamonds).

Our guidelines and escalation criteria apply to loans, trade finance, securities and loan underwriting transactions, as well as investment banking advisory assignments. Transactions in these areas are subject to an enhanced due diligence and approval process. This means that we will take a close look at regulatory compliance, adherence to UBS’s controversial activities standards, past and present environmental and human rights performance, as

EDTF | Environmental and social risk assessments

		For the year ended			% change from
	GRI[1]	31.12.14	31.12.13	31.12.12	31.12.13
Cases referred for assessment[2]	FS2	1,812	1,716	1,039	6

by region

Americas	FS2	354	367	288	(4)

Asia Pacific	FS2	317	296	222	7

Europe, Middle East and Africa	FS2	297	373	225	(20)

Switzerland	FS2	844	680	304	24

by business division

Wealth Management	FS2	291	298	157	(2)

Wealth Management Americas	FS2	21	46	5	(54)

Retail & Corporate	FS2	749	598	223	25

Global Asset Management	FS2	7	14	12	(50)

Investment Bank	FS2	654	657	533	(0)

Corporate Center[3]	FS2	90	103	109	(13)

1  Global Reporting Initiative (see also www.globalreporting.org). FS stands for the Performance Indicators defined in the GRI Financial Services Sector Supplement.  2  Transactions and onboarding requests referred to and assessed by the environmental and social risk function.  3  Relates to procurement / sourcing of products and services.

Corporate governance, responsibility and compensation

Corporate responsibility

well as concerns of stakeholder groups, and we will also examine whether the area-specific criteria are fully met.

è	Refer to www.ubs.com/esr for the complete definition of our standards and specific assessment criteria

Our processes and governance

EDTF | Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing and monitoring environmental and social risks. This includes client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management and portfolio reviews. These processes are geared toward identifying clients, transactions or suppliers potentially in breach of our standards, or otherwise subject to significant environmental and human rights controversies. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool we use before we enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk. In 2014, over 1,800 referrals were assessed by our environmental and social risk unit, of which more than 50 were rejected or not pursued, and more than 180 were approved with qualifications.

Should our business or control staff identify during the regular due diligence processes that any client, supplier or transaction involves potential material environmental and social risks, they will refer the matter to a specialized environmental and social risk unit for enhanced due diligence. If we find reasons to assume that a transaction might involve significant environmental or social risks, we escalate it for approval to senior management, at divisional, regional, or Group level, depending on its significance.

In view of the many environmental and social challenges globally, these topics will continue to gain in relevance for banks. Therefore, we assess the adequacy of our policies and practices regularly and rigorously, based on accurate monitoring and analyses of societal topics that may be relevant to UBS. This process is the responsibility of our Global Environmental & Social Risk Committee.

è	Refer to www.ubs.com/esr for the complete environmental and social risk policy framework

Sustainable products and services

We want to work with our clients towards a better society. The spirit and ambition of our client-focused approach is designed to help our clients express their values and achieve financial benefits while addressing societal concerns.

è	Refer to “Our climate change commitment” in this section for more information about our contribution to addressing societal challenges

Investment advisory

Sustainability and philanthropy are part of our advisory process. We define sustainable investing as a set of investment strategies (impact investing; exclusion; integration) that incorporate environmental, social and governance (ESG) considerations into investment decisions. Sustainable Investing strategies seek to fulfill at least one of the following goals: achieve a positive environmental or social impact, align investments with an investor’s personal values, or improve portfolio risk and return characteristics by better understanding how sustainability factors impact the value of securities. Applying a client’s defined personal criteria may exclude certain activities and assets from a portfolio, such as tobacco, alcohol or weapons; ESG integration uses the analysis of ESG factors for portfolio decisions; and impact investing includes a variety of structures such as microfinance or tailored lending or private equity.

Our wealth management businesses and Global Asset Management offer sustainable investment products and services for wealth management and institutional clients. Our teams provide thought leadership, advice and sustainable portfolio management, such as mandate solutions and separately managed accounts. We also offer impact investing products and arrange platforms, roundtables and networking events for our clients to exchange ideas and gather know-how. UBS Portfolio Screening Services are mainly offered to ultra high net worth clients to align their portfolios with their values by assessing portfolios along specific sustainability criteria.

In 2014, we established a dedicated Values-Based Investing team in Asia Pacific, and in January 2015, we also launched a dedicated investment mandate with sustainable investing focus for Swiss charitable foundations.

Investment products

Global Asset Management is committed to environmental, social and governance integration and has been a signatory to the UNsupported Principles for Responsible Investment since 2009. These provide a voluntary framework for investors to take into account environmental, social and governance issues in their decision-making and ownership practices, and to align their objectives with the broader societal objectives.

Global Asset Management offers a range of sustainable investment funds that combine material sustainability factors with a rigorous fundamental investment process. We apply the concept of shared value, according to which companies that pursue sustainability practices (for example, conserving resources, maintaining a high-quality workforce and a strong supply chain) not only create value for the shareholder but also for a wider range of stakeholders. Our investment themes include energy efficiency, environment, social and healthcare, and demographics. We also manage six exchange-traded funds that track MSCI’s Socially Responsible Indices (MSCI SRI) and that are listed on the Deutsche Börse (Xetra), the SIX Swiss Exchange and the London and Milan Stock Exchanges. In 2014, we launched two MSCI SRI exchange-traded funds (ETF). The new (Luxembourg) UBS MSCI Emerging Markets SRI UCITS ETF invests in emerging market companies and has been listed on the SIX Swiss Exchange. The second (Luxembourg) UBS MSCI UK IMI SRI UCITS ETF is exposed to UK companies and has been listed on the London Stock Exchange.

Corporate governance, responsibility
and compensation

Sustainable investments1

Sustainable investing is an approach that seeks to
incorporate environmental, social and governance
considerations into investment decisions. SI strategies
seek to achieve one or several of the following goals:
achieve a positive environmental or social impact, align
investments with an investor’s personal values, or
improve portfolio risk and return characteristics.

Positive criteria apply to the active selection of
companies, focusing on how a company’s strategies,
processes and products impact its financial success, the
environment and society. This includes best-in-class,
thematic investments or environmental, social and
governance (ESG) integration.

Exclusion criteria one or several sectors are excluded
based on environmental, social or ethical criteria, for
example, companies involved in weapons, tobacco,
gambling, or companies with high negative
environmental impacts. This also includes faith-based
investing consistent with principles and values of a
particular religion.

		For the year ended				% change from
CHF billion, except where indicated	GRI[2]	31.12.14	31.12.13		31.12.12	31.12.13
UBS total invested assets		2,734	2,390		2,230	14
UBS SRI products and mandates
positive criteria	FS11	2.62	2.18		1.60	20
positive criteria/RPI[3]	FS11	43.57	39.00		32.15	12
exclusion criteria[4]	FS11	68.60	56.09		35.68	22
policy based restrictions[5]	FS11	466.52	444.62	[6]	181.64	5
Third-party[7]	FS11	4.34	3.70		2.66	17
Total Sustainable investments	FS11	585.65	545.60		253.73	7
Proportion of total invested assets (%)[8]		21.42%	22.83%		11.38%

[1]  All figures are based on the level of knowledge as of January 2015. [2]  FS stands for the Performance Indicators defined in the Global Reporting Initiative Financial Services Sector Supplement. [3]  UBS Global Asset Management Responsible Property Investment strategy. [4]  Includes customized screening services (single or multiple exclusion criteria). [5]   Assets subject to restrictions under UBS policy on the prohibition of investments in companies related to anti-personnel mines and cluster munitions (includes all invested assets held in Global Asset Management actively managed discretionary segregated mandates and all actively managed funds (retail and institutional) held by Global Asset Management, Wealth Management, Wealth Management Americas and Retail & Corporate). [6]  Invested assets, subject to policy-based restrictions in 2013, have been restated. [7]  SI products from third-party providers apply either positive and exclusion criteria or a combination thereof. [8]  Total SI / UBS’s invested assets.

Through our open architecture, we also offer our wealth management clients the opportunity to invest in sustainable equities and microfinance products from leading third-party providers. In 2014, we launched an impact investment platform that intends to take private equity stakes in inclusive financial institutions across Asia and Latin America, in collaboration with a third-party provider specialized in developing markets.

As of 31 December 2014, sustainable investments increased to CHF 586 billion (from CHF 546 billion at the end of 2013), representing 21.4% of our total invested assets. While invested assets in all our sustainable investment classes increased throughout 2014, the proportion of sustainable investments declined from 22.8% in 2013, due to a stronger increase in our total invested asset base. Major increases were observed among our institutional clients in particular for screened mandates and for funds subject to the Global Asset Management responsible property investment strategy.

è	Refer to the table “Sustainable investments” in this section for more information

Research

In response to increasing client demand for integrating sustainability issues into fundamental investment analysis and advisory processes, we research the impact of ESG issues on various sectors and companies. Our specialized teams regularly publish research on topics that will shape our future, including climate change, energy efficiency, resource scarcity and demographics. Our experience and sector knowledge help us determine what is material by raising questions about the effect environmental, social and governance issues are having on the competitive landscape in the global sectors we cover, as well as about how companies are affected in relative terms.

Sustainable Investing was featured for the first time in the “CIO Year Ahead” 2015 issue. In the US, we launched the new flagship publication “Your Wealth and Life” and we dedicated the second issue to philanthropy and sustainable investing. We also released a UBS Investor Watch publication about philanthropy titled “Doing well at doing good: Why there is more to giving than checkbook philanthropy.” Our Intellectual Capital Blog features contributions on sustainable investing since 2013. In a 2014 blog post, we highlighted various approaches to sustainable investing.

The UBS Q-Series® focuses on thought-provoking discussions about pivotal investment questions, and on making clear investment conclusions, leading to a Group-wide drive for more thoughtful, proprietary and valuable research. An example published in 2014 is “Does good governance demand a valuation premium in Emerging Markets?” Other publications focused on linking quantitative investment approaches and sustainability and on understanding how employee satisfaction drives higher revenue productivity in food and staples retailers. Our “ESG Keys” publications address the what, how and why of ESG issues and sustainability investment styles. Reports in 2014 addressed corporate governance, the environmental credit crunch, water risks and climate change.

Corporate and private clients financing and advisory

UBS provides capital raising and strategic advisory services globally to companies offering products that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors.

In Switzerland, we help SMEs to save energy and launched a new offering to support SME when upgrading utility vehicles to the new EU 6 Norm. We also support retail clients when undertaking energy-efficient renovations.

Corporate governance, responsibility and compensation

Corporate responsibility

Voting rights

We believe that voting rights have economic value and should be treated accordingly. Where Global Asset Management has been given the discretion to vote on behalf of our clients, we will exercise our delegated fiduciary responsibility by voting in the manner we believe will be most favorable to the value of their investments. In 2014, we voted on more than 74,600 individual resolutions at 7,325 shareholder meetings. We take an active approach to corporate governance and we integrate it in our investment process. We are an active member of a number of collaborative shareholder bodies.

Since 2010, Global Asset Management in Switzerland has been offering UBS Voice, a service enabling holders of Swiss institutional funds to express voting preferences ahead of shareholder meetings of major Swiss corporations. This provides additional

Our climate change commitment

Financial institutions are increasingly playing an active role in the transition to a low-carbon economy, and we are determined to support our clients in preparing for success in an increasingly carbon-constrained world. UBS has been included in “The A List: The CDP Climate Performance Leadership Index 2014” for its actions toward reducing carbon emissions and mitigating the business risks of climate change. As a leading global financial services provider, we focus our climate change strategy on risk management, investments, financing, research and our own operations. Our contribution to these areas in 2014 included:

Risk management: seeking to protect our clients’ and our own assets from climate change risks, within our sphere of influence.

At the portfolio level, we regularly review sensitive sectors and activities prone to bearing environmental and social risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

We estimate our firm’s vulnerability to climate change risks using a scenario-based stress testing approach that considers direct impacts on UBS from severe weather events as well as from regional regulatory responses that affect the overall economy.

We participate in international efforts led by the UN Environment Programme Finance Initiative and World Resources Institute to develop greenhouse gas accounting and reporting guidance for financial intermediaries. In 2014, we were active members of the technical working groups on accounting and risk management.

Investments: helping to mobilize private and institutional capital towards investments facilitating climate change mitigation and adaptation.

Our investments making a positive contribution to climate change mitigation and adaptation aspects include: Global

Asset Management’s sustainable real estate funds, with CHF 44 billion in assets under management. Eight of these funds, representing more than half of these assets, obtained the top ranking (“green star”) and four of them received “sector leader” status from the 2014 Global Real Estate Sustainability Benchmark. This was recognition for our efforts in defining and implementing a sustainable and responsible property investment strategy. Most of the 13 funds entered ranked within the top quartile of their respective peer set, among more than 630 real estate portfolios.

Another example is UBS Clean Energy Infrastructure Switzerland which offers institutional investors unprecedented access to a diversified portfolio of Swiss infrastructure facilities and companies in the field of renewable energies and energy efficiency. Capital commitments reached approximately CHF 400 million as of 31 December 2014. Overall, such climate change-related investments account for approximately 8% of our sustainable investments.

Financing: supporting this transition as corporate advisor, and / or with our lending capacity.

Corporate governance, responsibility
and compensation

shareholder input into the voting decisions of the funds’ management company. This service is available for 45% of invested assets eligible to use UBS Voice.

Client events and conferences

In addition to the abovementioned stakeholder engagement events, we also hosted our web conference “Investment Intelligence –

Responsible investment and Global AM.” Moreover, the 2014 UBS European Conference, featuring experts and UBS research analysts, hosted two sustainability panels “The Future of Energy – Grassroots Revolution” and “Does good governance demand a valuation premium in Emerging Markets?”

In 2014, Investment Bank supported 175 clients that contribute to climate change mitigation and adaptation, either in equity or debt capital market transactions (total deal value CHF 17 billion) or as financial advisor (total deal value CHF 14 billion).

We supported Swiss SMEs in saving energy, as promoted by the Swiss Energy Agency’s SMEs Model. Clients benefited from the Agency’s energy check-up for SMEs at a discount, and were granted cash premiums for committing to an energy reduction plan within this scheme. By the end of 2014, 238 companies had signed up.

Swiss private clients benefited from the UBS eco mortgage when building energy-efficient homes. In support of our commitment as a financing partner to the energy transition in Switzerland, we have been a Premium Partner of the Swiss Energy and Climate Summit since 2013.

Research: offering our clients research capacity on climate change issues.

Investment Bank’s ESG Keys publications covered climate change repeatedly in 2014, on topics such as “Fossil fuel disinvestment – Is it the answer?”, “What if there was a global climate agreement in 2015?”, “CO2 concentration crosses 400ppm; Exploring a two degrees scenario,” “Water risks – California drought and what it means for investors,” “Carbon capture and storage: What are the odds?” and “Climate change: adaptation, resilience, transformation”. The Q-Series® report “Global Utilities, Autos & Chemicals: Will solar, batteries and electric cars re-shape the electricity system?” was well received beyond our client base and was showcased at the UBS European Conference “The Future of Energy – Grassroots Revolution” panel in London. We also published the 4th edition of the ESG Analyser. In a survey with 154 UBS sector analysts worldwide, we identified companies that are proactive adapters and thus well positioned with regard to climate change risks.

In 2014, Global Asset Management published “Real estate and sustainability: investing for returns and the future” examining how investors and businesses increasingly incorporate information on environmental issues into their investment strategies and their decisions on which buildings to occupy. Our Chief Investment Office (CIO) Wealth Management research published one of the “Longer Term Investment” series with a focus on water scarcity, and the CIO credit team published an education note on Green Bonds.

Our operations: reducing our firm’s greenhouse gas emissions.

In 2014, we continued to reduce UBS’s greenhouse gas (GHG) emissions and are now at 51% below the levels of baseline year 2004. Measures taken in 2014 included the replacement of a fossil heating system in a major building in Switzerland with a geothermal heat pump, reducing the building’s annual GHG emissions by more than 500 metric tons. We also sold a self-operated gas power house (producing heating and air-conditioning for UBS, other office buildings and a residential area) to a local utility company to facilitate the upcoming switch to renewable energy, reducing our GHG footprint by more than 3,000 metric tons per annum.

è	Refer to www.ubs.com/climate for our complete climate change commitment

Corporate governance, responsibility and compensation

Corporate responsibility

Our operations

We exercise our corporate responsibility by reducing our own environmental impact in the buildings we occupy, data centers and IT systems we operate and our staff’s business travel. In addition, responsible procurement is a key aspect of our approach to human rights and the environment.

Our Environmental Program was introduced in the 1970s, and since 1999, we have managed the program through an Environmental Management System in accordance with ISO 14001. We were the first bank to obtain ISO 14001 certification for our Group-wide environmental management system. In addition, our GHG emissions data is externally verified by SGS on the basis of ISO 14064 standards. Since 2006, we have been setting Group-wide quantitative targets for reducing the firm’s environmental impact and have continuously improved our environmental performance.

Continuously reducing UBS’s GHG footprint

In 2014, we further reduced UBS’s GHG emissions by 7%, or 4% per full-time employee, year on year, which means a total reduction of 51% from baseline year 2004 and an early overachievement on our original target of a 50% reduction by 2016. We achieved this strong performance by adopting energy efficiency measures and increasing the proportion of renewable energy. Emissions – such as from business travel by air – that cannot be reduced by other means are offset.

Improving energy efficiency in our buildings

Since 2012, we reduced our energy consumption by more than 9%, thus approaching our target of a 10% reduction by 2016. One of the key drivers for this achievement is our Group-wide real estate strategy, which includes:

–	consolidating work space in larger and more energy-efficient buildings with alternative workplace concepts, resulting in a smaller, less energy-intense real estate footprint of our operations;
–	investing in energy-efficient infrastructure, such as obtaining green building certifications (Leadership in Energy and Environmental Design or similar), for our flagship buildings; and
–	implementing established energy reduction measures, such as optimizing heating, air-conditioning and lighting controls in the buildings we occupy.

Another key driver in 2014 was our renewed commitment to the governmental energy strategy in Switzerland to an energy efficiency increase of 40% by 2020, compared to 2000 levels. This accounts for approximately one-third of our global energy consumption. On the technology side, we have been consolidating and virtualizing our servers, reducing the amount of electronic equipment and ensuring that new appliances are more energy-efficient than the equipment they replace. We have achieved significant energy savings in recent years, for instance by reducing the electricity consumption of our data centers by more than 3% in 2014.

Increasing the share of renewable energy

We are reducing our use of carbon-intensive energy by replacing fossil-fueled heating infrastructure, where feasible. In 2014, we purchased 50% of our worldwide electricity consumption from renewable sources. We have been sourcing 100% of electricity from renewable sources, mainly hydro power, in Switzerland and Germany since 2007 and 2012, respectively. In the UK, we purchased 91 GWh of electricity from renewable sources, which is more than 85% of our consumption.

Environmental targets and performance in our operations[1]
	GRI[2]	2014	Target 2016	Baseline		% change from baseline	Progress/ Achievement[6]	2013	2012
Total net greenhouse gas emissions (GHG footprint) in t CO2e3	EN15–17	177,695	–50%	360,501	[4]	–50.7		190,977	222,710

Energy consumption in GWh	EN3	700	–10%	774	[5]	–9.6		751	774

Share of renewable energy	EN3	48.9%	increase	23.9%[4]		104.8		47.9%	40.9%

GHG offsetting (business air travel) in t CO2e	EN18	75,305	100%	0	[4]	100		72,612	73,024

Paper consumption in kg per FTE[7]	EN1	121	–5%	122	[5]	–0.8		121	122

Share of recycled and FSC paper	EN2	61.8%	60%	55.8%[5]		10.6		57.6%	55.8%

Waste in kg per FTE[7]	EN23	213	–5%	232	[5]	–8.2		214	232

Waste recycling ratio	EN23	54.7%	60%	53.9%[5]		1.4		55.3%	53.9%

Water consumption[8] in m m3	EN8	1.08	–5%	1.22	[5]	–11.6		1.09	1.22

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = giga watt hour; kWh = kilo watt hour; km = kilometer; kg = kilogram; m m3 = million cubic meter; t = tonne

1  Detailed environmental indicators are available on the internet at www.ubs.com/environment. Reporting period 2014 (1 July 2013 – 30 June 2014). 2   Related to Global Reporting Initiative (see also www.globalreporting. org). EN stands for the environmental performance indicators as defined in the GRI. 3  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported/purchased electricity (grid average emission factor), heat or steam; and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). 4  Baseline year 2004. 5  Baseline year 2012. 6  Green: on track/amber: behind schedule. 7  FTEs are calculated on an average basis including contractors. 8  Change in methodology (new: drinking water consumption only), 2013 and 2012 data restated accordingly.

Corporate governance, responsibility
and compensation

Business travel and offsetting carbon dioxide (CO2) emissions

In an effort to minimize our CO2 emissions in business travel, we encourage our employees to choose alternatives to air travel, such as high-speed rail, and to use video-conferencing technology instead of travelling. Since 2007, we have been offsetting all our CO2 emissions from business air travel. The offsetting projects we selected meet the requirements of the Gold Standard for voluntary emissions reductions.

Reducing paper consumption, waste generation and water usage

We are committed to further reducing our environmental footprint and are on track to reach our 2016 targets, compared to 2012 as the baseline. Despite our efforts to reduce paper consumption, we only achieved a 1% reduction per FTE since 2012 due to an increase in print volumes sent to clients. We increased the proportion of office paper from the Forest Stewardship Council or recycled sources, to 62% in 2014, reaching our target two years ahead of time. The continued implementation of bin-less offices in many larger locations has helped us reduce the waste per employee by 8% since 2012, and exceed our 5% reduction target set for 2016. By the end of 2014, our waste recycling ratio improved to 55%, from 54% in 2012 – a step in the right direction towards reaching our target of 60% by 2016. We reduced our water consumption by 12%, compared with 2012, reaching our 2016 target ahead of schedule.

è	Refer to the table “Environmental targets and performance in our operations” in this section for more information

Engaging our employees

We offer our employees sustainability education and incentives, encouraging their environmental awareness both at work and at home. In March 2014, we once again participated in Earth Hour by switching off UBS office lights in 73 cities around the world for one hour. This also marked the start of our annual internal environmental awareness campaign. Our focus in 2014 was on contributing to the transition to a low-carbon economy by providing sustainable solutions to our clients. Campaign activities included regional panel discussions with opinion leaders, a photo contest, as well as articles and interviews with senior management posted on our internal websites.

Responsible supply chain management

The responsible supply chain management (RSCM) principles embed UBS’s ethics and values in our interactions with our suppliers, contractors and service partners. In this context, we apply an RSCM framework to identify, assess and monitor supplier practices with regard to human and labor rights, the environment, health and safety, and anti-corruption principles. In 2014, our sourcing and procurement services units were transferred to Chain IQ, a newly-founded company that will continue to apply UBS’s unchanged RSCM framework and processes. In the new setting, the experienced procurement and sourcing specialists at Chain IQ perform supplier due diligence and establish remediation measures, supported by a centralized team of experts within UBS. In 2014, remediation measures were requested for 56% of suppliers of newly-sourced goods or services with potentially high impacts to improve their adherence to UBS’s RSCM standards.

Our communities

Our community investment activities are a key component of our firm’s corporate responsibility. They help UBS and its employees make a positive impact on the social and economic well-being of the local communities in which we operate.

Our longstanding Community Affairs program aims to overcome disadvantage in our local communities through a combination of targeted funding and the commitment and skills of our employees. Globally, we focus on education and entrepreneurship, both of which align to our business and resonate with employees and stakeholders. We help people develop the skills and attainment they need to reach their potential and work with our communities to support local enterprises. Our approach is long-term and founded on building sustainable and successful partnerships with non-profit organizations and social enterprises to ensure that our contribution has a lasting impact. Proximity to our partners allows us to better understand the needs and requirements of our communities.

We engage far beyond just financial support – our direct cash donations, community investment program, matched-giving schemes and disaster relief efforts are complemented by a comprehensive range of volunteering opportunities for our employees. Coordinated globally, our initiatives are implemented regionally and based on local needs. This enables us to generate sustainable impact in our local communities while offering employee volunteering opportunities. We encourage employee participation by offering up to two working days a year to engage in volunteering efforts.

Corporate governance, responsibility and compensation

Corporate responsibility

Key examples of UBS’s community investment activities across the globe

Switzerland

Unlocking potential within Switzerland remains our main goal. Hence we support people from all over Switzerland and from all backgrounds in achieving their full potential. In 2014, we again engaged in a range of educational and entrepreneurial projects. SwissSkills Berne, the first national championship for apprentices in 70 different professions, was among the highlights. As main partner of this event and presenter of the parallel International Congress on Vocational Education, we emphasized our long-term commitment to the Swiss vocational training system. Our presence at the event, the UBS volunteers and the UBS IT apprentice who won a silver medal, all contributed to a successful event.

We strengthened our commitment to the growing Swiss social enterprise sector by introducing a skill-based mentoring program in collaboration with the Social Entrepreneurs Initiative Foundation (seif). Experienced UBS professionals consult social entrepreneurs in their start-up phase. In addition, we presented an award for educational innovation to GORILLA, a Social Enterprise that educates young people about food, health and exercise in a fresh and impactful way.

For the seventh year running, we partnered with Young Enterprise Switzer-land (YES) in their company program. More than 160 real-life businesses, entirely set up and run by groups of high-school students, worked hard throughout the year to qualify for the big finale in Zurich. The learning experience was supported by mentors, teachers and

YES. UBS was part of the national jury and awarded the company with the most innovative product a prize. The winners could later present their business case at a UBS event and thoroughly impressed some of our corporate clients with their drive and passion.

Across the country, more than 2,700 UBS employees continued to volunteer in a range of selected programs focusing on education, as well as on social and environmental matters. Our community investment efforts were also advanced by the UBS Culture Foundation, the UBS Foundation for Social Issues and Education, and the “A Helping Hand from UBS Employees” association. In 2014, all three organizations made valuable contributions to important causes and furthered our efforts to help beneficiaries unleash their full potential.

Americas

Following the 2013 strategic re-launch of the Community Affairs & Corporate Responsibility Americas platform, in 2014 we continued to grow our entrepreneurship programming, launched a new flagship education initiative and enhanced our employee engagement platform.

Announced in June 2014, UBS NextGen Leaders is our signature education initiative to increase college graduation success among disadvantaged people. The USD 10 million, five-year commitment will leverage strategic partnerships with leading college access and success organizations. Our initial effort, in partnership with SEO Scholars, is an intensive college success program for young men of color and is aligned with President

Obama’s My Brother’s Keeper initiative. In addition, UBS is working with Tennessee College Access & Success Network to build a scalable platform that will boost graduation rates more broadly.

Through our signature Elevating Entrepreneurs initiative, we continue to expand our commitment to drive entrepreneurial growth by providing access to mentoring, capital and training. In 2014, we offered mentoring programs to small businesses in New York and Chicago, and produced Ascent: Capital & Connections half-day workshops on small-business financing. Along with our partners UBS Bank USA and VEDC, lending began under the Tri-State Business Opportunity Fund in the New York region and expanded to Florida through the Greater Miami Business Opportunity Fund. To date, 57 small businesses have received funding, resulting in the creation or retention of 1,439 jobs. We further expanded our geographic reach and investments in the entrepreneurship ecosystem through strategic partnerships with Venture for America, Initiative for a Competitive Inner City and Launch Tennessee.

In an effort to capitalize on our employees’ enthusiasm for volunteering, we launched a new volunteer platform, UBS Community Corps, as part of the kick-off to the third annual Season of Service campaign. With the support of this unified and reenergized commitment to volunteering, more than 1,400 UBS employees volunteered a total of more than 6,000 hours during the three-month Season of Service – more than tripling per capita participation compared with 2013. The success of Season of Service brought

Corporate governance, responsibility
and compensation

the yearly volunteering total to more than 2,500 employees and the number of hours to over 20,000.

Asia Pacific

In Asia Pacific, UBS continued to invest in programs that range from direct impact on disadvantaged and at-risk youth, such as reading angels, after-school development programs, mentoring and leadership training, to capacity building, which encompasses projects such as upgrading school infrastructure, train the teacher programs, fostering innovative teaching methodologies, and charity leadership development series. Together, these programs benefit almost 20,000 children and youths in the Asia Pacific region every year.

In Japan, UBS announced its continued long-term commitment to the Kamaishi region by financing Phase 3 of the Kamaishi Community Regeneration Project, which focuses on sustainability and regeneration. 53,000 citizens from Kamaishi City and Yamada Town, coastal communities in Iwate Prefecture, are expected to benefit in areas of job and income generation, temporary and long-term recovery housing, capacity building among the local civil society and non-profit organizations, psychological care and education, and risk reduction and disaster preparedness for the future. This is a response to the changing needs of the local community from the phase of survival and restoration to regeneration.

UBS Korea’s community initiatives were introduced in the “White paper on Corporate Social Responsibility” by Korea Financial Investment Association.

UBS Singapore invested in two new six-month leadership mentoring programs for at-risk and/or disadvantaged youths aged 15 to 19, and young adults aged 20 to 26. The youth program is aimed to help youths in their struggle for greater resilience to continue their education and overcome their critical schooling years, as well as to instill a deeper sense of self-accountability and a goal-oriented mindset. The young adults program is designed to help participants learn life skills and acquire self-confidence, and to support them in enhancing their employability and in gaining economic independence. Youths and young adults participated in these structured programs with the support of UBS employee mentors.

EMEA

In EMEA in 2014, we were focused on increasing our support for clients’ philanthropy, strengthening employee engagement and measuring our impact on the community and the business.

We supported the objectives of UBS and Society by developing social enterprises in the UK: The UBS-supported Young Academy investment fund, part of the Young Foundation’s education incubator, started to disburse funding (loan finance) to scale up UK social enterprises whose work tackles educational inequalities. Our support leveraged GBP 750,000 from the UK government. In addition, we worked closely with our colleagues in Wealth Management to launch a joint initiative, UK Philanthropy Services, to support our clients’ giving. One of the strands of this initiative, the UBS UK Donor-Advised Foundation, launched in the first quarter of 2014 – received GBP 23 million in donations by the end of 2014. We also worked with the Guy Fox History Project and Hackney school children to produce a guide to the economy for children. As well as being used in schools across the UK, this guide has been distributed to more than 5,000 UBS clients worldwide.

The roll-out of the global Education Initiative across EMEA through the partnership with Young Enterprise – Junior Achievement was part of our drive for more strategic alignment across regions. Launched in September 2014, this initiative has already supported nearly 900 students in 5 countries, with 137 students sitting the “Entrepreneurial Skills Pass” exam – a ground-breaking internationally recognized skills qualification. This builds on our seven-year partnership with Young Enterprise in Switzerland.

We further increased employee engagement in line with the strategic themes of Education and Entrepreneurship. We rolled out impact measurement to cover 100% of strategic Community Affairs projects across EMEA.

The UBS EMEA flagship partner, the Bridge Academy, which is located in an area of extreme deprivation in London, received its first set of A-level results in August – 65% of its students secured places at universities including Cam-bridge, Manchester, Nottingham and Bath. This represents a notable achievement for both the school and the UBS volunteers who supported the students.

è	Refer to www.ubs.com/community for more information

Corporate governance, responsibility and compensation

Corporate responsibility

Community Affairs activities in 2014

In 2014, UBS and its affiliated foundations made direct cash contributions totaling CHF 27.2 million. Our support focused predominantly on UBS’s key themes of education and entrepreneurship. Additionally, we invested CHF 14.1 million in the UBS Anniversary Education Initiative, which was launched in 2012. In 2014, UBS contributed CHF 13 million to the UBS Optimus Foundation, which leveraged more than CHF 40 million from clients and partners. These funds are being donated to carefully selected programs aimed at improving children’s health, education and protection globally.

Our contributions, combined with the volunteering activities of our employees, have continued to provide substantial benefits to people and projects around the world, as demonstrated by the regional examples provided below. Across all business regions, our employees continued to play a very active role in our community investment efforts, in particular through their volunteering. In 2014, 12,428 employees spent 103,500 hours volunteering, an increase of 17% and 14%, respectively, compared with 2013. For the third consecutive year, we granted the UBS Global

Employee Volunteer Awards to employees who had demonstrated outstanding volunteering commitment.

Furthermore, we expanded the measurement of the impact of our Community Affairs activities across all regions using the London Benchmarking Group model. Understanding where we make an impact helps us evaluate and focus our program.

Client foundation

The UBS Optimus Foundation is an expert grant-making foundation established by UBS in 1999. Through the Foundation, our clients can support programs in places where children face adversity. The Foundation funds leading organizations dedicated to improving the health, education and protection of children and to helping them reach their full potential. Since its inception, the Foundation has received more than 29,000 donations, totaling over CHF 218 million. In 2014, the Foundation supported 107 projects in 38 countries with a total amount of CHF 73.3 million. As UBS bears all administrative costs related to the UBS Optimus Foundation, 100% of every donation goes directly towards the projects funded.

Corporate governance, responsibility
and compensation

Our employees

Our employees’ drive, skill, insight and experience are key to meeting our clients’ needs and growing our businesses. In light of this, we continually invest in our employees and work to further build our reputation as a leading employer. Our performance and development-oriented culture is based on integrity, collaborating across the firm and challenging the status quo to develop better solutions for our clients and colleagues. Our principles of client focus, excellence and sustainable performance are the basis for all our endeavors, helping us focus on key opportunities to create value for our stakeholders.

Our workforce

For the past three years, we have worked to build our capital strength, improve efficiency and effectiveness, and further strengthen our risk management. These three pillars are the basis of our business strategy and everything we do. At the same time, we have been strengthening our corporate culture to generate sustainable value for the long term. We made significant headway in attaining our goals in 2014, while continuing to ensure that we hire, develop and retain a global workforce that meets today’s business challenges and positions us for future success.

Our overall workforce number remained relatively stable during 2014. As of 31 December 2014, we employed 60,155 people (on a full-time equivalent basis), 50 fewer than a year earlier. In 2014, our employees worked in 56 countries, with approximately 36% of our staff employed in Switzerland, 35% in the Americas, 17% in Europe, Middle East and Africa, and 12% in Asia Pacific. Additionally, our employees worked in 893 offices, spoke more than 130 languages and were citizens of 147 countries. Our workforce spans four generations, with an average age of 41 and an average length of employment at UBS of 9.2 years. In Switzerland, more than 48% of employees have worked at UBS for more than 10 years. This experience enables them to have stronger skills, better understanding and more institutional knowledge of our clients’ needs and how to meet them.

A mobile workforce builds relationships across business divisions, regions and cultures and helps us to better leverage our employees’ skills. It also helps ensure that we have the right people in the right roles. In 2014 we moved 1,063 employees between business divisions, and 421 employees to roles in a different region. Employee turnover, in relation to average overall headcount, was 13.4% in 2014, compared with 15% in 2013. Employee-initiated turnover was 8.5%, a decrease of 0.2% from 2013.

Attracting and retaining talent

To promote sustainable performance, we must attract and recruit talented individuals, support their ongoing development and leverage their skills to meet our clients’ evolving needs. We strive to be as forward-looking as possible when planning our talent requirements. Regular talent reviews enable us to understand our employees’ capabilities, potential and ambitions, and to fill any

Personnel by business division and Corporate Center

		As of		% change from
Full-time equivalents	31.12.14	31.12.13	31.12.12	31.12.13
Wealth Management	16,760	16,414	16,210	2

Wealth Management Americas	16,134	16,344	16,094	(1)

Retail & Corporate	9,200	9,463	10,156	(3)

Global Asset Management	3,817	3,729	3,781	2

Investment Bank	11,794	11,615	13,595	2

Corporate Center	2,450	2,640	2,792	(7)

of which: Core Functions	970	1,055	488	(8)

of which: Non-core and Legacy Portfolio	1,480	1,585	2,304	(7)

Total	60,155	60,205	62,628	0

of which: Corporate Center – Core Functions personnel (before allocations)[1]	23,637	23,860	25,351	(1)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.

Corporate governance, responsibility and compensation

Our employees

gaps by developing or recruiting talent at all levels. Our integrated approach links our recruitment, diversity, learning, mobility, performance management, talent review, compensation and succession practices to foster a high-performance and development-focused culture.

Recruiting new employees

When filling open positions, we give priority to existing staff and list open positions internally before looking externally. In 2014, 50% of all hires, including 71% of managing director hires, were filled by internal candidates. Alongside building on our existing employees’ skills, we are committed to hiring the best available talent, as required, to sustain and grow our core businesses. In 2014, we recruited 8,216 external candidates across the firm, with Wealth Management recruiting 416 client advisors and Wealth Management Americas hiring 451 financial advisors.

In 2014, we expanded our online marketing and recruiting activities. As part of this, we built a strong presence on the recruitment and networking platform LinkedIn. We also increased our careers-related content on social media channels such as Facebook, Twitter and Google+, and launched the UBS Careers Blog on our website.

Investing in educating, hiring and training a pipeline of young talent is a priority for us. Participants in our undergraduate and MBA graduate training programs bring new perspectives and skills to our global teams and are a source of high-quality talent.

In 2014, 476 university graduates were hired into one of our graduate training programs, along with 991 interns.

Our Emerging Talent Program, a special summer internship within the UBS Education Initiative, targets students early in their university careers. In 2014, 72 students from 46 universities participated in a hands-on program that immersed them in solving real business challenges for their sponsoring business areas.

In Switzerland, this was the second year that we increased the number of new apprentices in conjunction with the UBS Education Initiative, hiring a total of 313. We also recruited 192 trainees into our All-round Traineeship Program for Swiss high school graduates.

In 2014, Working Mother magazine named UBS among the top 100 US companies for our leadership in establishing policies, programs and a corporate culture that supports working mothers. We were also ranked in the global top 40 in Universum’s 2014 World’s Most Attractive Employers list. In Universum’s 2014 Ideal Employer surveys, among business graduates and experienced professionals, the firm was ranked number three overall, and the top financial services firm in Switzerland. In Asia Pacific, among other honors, UBS earned the Hays Award for Employer of Choice in Singapore.

è	Refer to www.ubs.com/careers for more information and to follow the UBS Careers Blog
è	Refer to www.ubs.com/awards for more information on UBS’s rankings as an employer

Personnel by region

		As of		% change from
Full-time equivalents	31.12.14	31.12.13	31.12.12	31.12.13
Americas	20,951	21,317	21,995	(2)

of which: USA	19,715	20,037	20,833	(2)

Asia Pacific	7,385	7,116	7,426	4

Europe, Middle East and Africa	10,254	10,052	10,829	2

of which: UK	5,425	5,595	6,459	(3)

of which: Rest of Europe	4,663	4,303	4,202	8

of which: Middle East and Africa	166	153	167	8

Switzerland	21,564	21,720	22,378	(1)

Total	60,155	60,205	62,628	0

Gender distribution by employee category1

	Officers (Director and above)		Officers (other officers)		Employees		Total
Headcount as of 31.12.14	Number	%	Number	%	Number	%	Number	%
Male	18,170	78	12,224	61	7,722	42	38,116	62

Female	5,166	22	7,912	39	10,591	58	23,669	38

Total	23,336	100	20,136	100	18,313	100	61,785	100

1  Calculated on the basis that a person (working full time or part time) is considered one headcount (in this table only). This accounts for the total UBS employee number of 61,785 as of 31 December 2014, which excludes staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and Hotel Widder.

Corporate governance, responsibility
and compensation

Strengthening our inclusive work environment and diverse workforce

In a world where demographic changes are accelerating, where our clients are becoming increasingly diverse and where the traditional talent pool is shrinking, diversity and inclusion support our business strategy and help prepare us for the future. They directly impact our business results in positive ways, including:

–	Enhanced client focus and effectiveness: we believe diverse teams better understand and relate to the needs of our clients, building trust through their inclusive approach to doing business.
–	High-quality employees: an inclusive work environment is a magnet for high-quality people, and it helps us attract and retain diverse talent and engage them to perform at their best.
–

Improved decision-making: our goal is diversity of thought, opinion and experience. Achieved through a combination of visible and invisible diversity, this kind of diversity drives better decision making, thought leadership, innovation and agile thinking, while helping avoid institutional blindness.

Aware that good leadership is key to leveraging the benefits of diverse teams, we provide learning opportunities to help managers become inclusive leaders who support their employees’ career development. This includes training to help eliminate unconscious biases in decisions about roles, assignments, working arrangements, promotions and performance evaluations. Complementing this, our human resource policies and processes have global coverage and outline our commitment to a non-discriminating, harassment-free workplace with equal opportunities for all employees.

Our employee networks are key change agents, partnering with other stakeholders to deliver on our strategy. In 2014, nearly 17,000 employees across UBS were members of 27 employee networks. These inclusive groups, representing elements such as gender, culture, life stage and sexual orientation, foster cross-business relationships and an open workplace.

Managing performance

Leadership matters. It drives the development of a corporate culture that supports sustainable success, as well as being a source of pride and competitive advantage. Especially now, our leaders must be transformational, pushing for positive change in the ways our employees work together and how we manage our businesses. At UBS, we know it is important to be clear about what leadership means to us and in September 2014, we outlined explicit expectations for excellent leadership in The UBS House View on Leadership.

The UBS House View on Leadership promotes a shared understanding and consistent standard for our leaders. It builds on and complements the firm’s principles – client focus, excellence and sustainable performance – and the expected behaviors of integrity, collaboration and challenge that bring our principles to life in daily workplace interactions. We ask leaders across the firm to demonstrate these qualities as individuals and as team heads, and to make sure they are reflected in their hiring, development and promotion decisions. The UBS House View on Leadership became an integral part of the 2014 managing director promotions process. It will be embedded into promotion, hiring and development decisions for director-level roles and higher in 2015.

Good performance management is essential to individual, Group and corporate success. Done right, it improves team and business performance and enables individuals to advance in their careers. Ultimately, consistently good management enables the firm to successfully deliver its strategy. Our global performance management framework provides regular opportunities for

Corporate governance, responsibility and compensation

Our employees

employee-manager dialogue and consistent assessment processes that link performance, behavior, demonstrated achievement and compensation. It enables employees to set clear performance and development goals, to be effective in their roles and to advance their careers. It also provides a platform for managers to support their employees in contributing their full potential towards the firm’s success. In 2014, 100% of the employees eligible to participate in the firm’s performance assessment processes were reviewed.

Our performance management process measures both what was achieved, and how those results were achieved. Since 2013, we have specified the behaviors we expect of employees and have embedded them into our performance evaluations. As a result, in addition to rating effectiveness in achieving business objectives, the employee, manager and any additional reviewers are expected to rate how well integrity, collaboration and challenge have been demonstrated.

Continually improving risk management is an important part of leadership at UBS. Helping employees understand and appropriately manage all types of risk was critical in 2014. Measurable risk objectives were again required for all employees and considered in performance reviews and compensation decisions. Employees in key risk-taker roles were also subject to additional measures. Due to their roles, key risk-takers can materially commit, use or control the firm’s resources, and they may exert significant influence over our risk profile. In addition to self, manager and other relevant 360-degree reviews, at least one person in a control function such as finance or compliance was required to provide constructive feedback regarding the employee’s understanding and management of risk in the work they do.

Learning and development

Our learning and development activities are an integral part of our talent and people management framework. They are designed to help our businesses achieve their goals, develop our future leaders, and enable employees to build their skills in line with business requirements and their career plans. They also address regulatory and compliance requirements and support the firm’s ongoing transformation. Our long-term success relies on our employees continuing to develop their portfolio of skills and reaching toward their full potential. We are committed to supporting this in a variety of ways.

In 2014, we leveraged education as a vehicle for culture change. Special focus was placed on embedding the firm’s behaviors in our people management processes and enabling leaders to live up to the firm’s high expectations of them as role models. The most visible example was our Senior Leadership Experience. This program reinforced the links among business strategy, leadership, and our principles and behaviors. Regional sessions for the firm’s top 250 leaders held in April 2014 focused on our behaviors and personal leadership; a second session in September dealt with our principles and organizational change. Participants strengthened their understanding of, and support for, the firm’s strategy and culture and were given tools to further engage their teams on these topics to increase employee commitment and thus build on our momentum.

Beyond these strategic leadership initiatives, our offerings in 2014 included other senior leadership and key talent development, business and client education, and role-specific education for all employees. For instance, high potential director-level employees were invited to participate in Ascent, a 12-month program to develop leadership capabilities and cross-business networks. Divisional initiatives in 2014 included specialized programs for key-talent managing directors in Wealth Management and a series of specially designed workshops promoting cross-divisional collaboration that were attended by more than 2,500 line managers in Asia Pacific.

We invest in training programs for all employees, with a special emphasis on client-facing staff in our wealth management businesses. Initiatives like the Master in Wealth Management by UBS and Rochester-Bern Executive Program help ensure our client advisors can provide superior investment advice and solutions for our wealthy clients. At the same time, our Wealth Planning Analyst program in Wealth Management Americas is developing a new generation of advisors through a three-year job rotation. These initiatives complement long-running programs such as the Wealth Management Diploma, which is required for all client advisors in UBS Wealth Management.

All employees can access a broad range of development and learning opportunities related to their jobs. Our eLearning portfolio contains more than 5,100 courses on topics such as communication skills, management and leadership, financial markets and information technology. Specialized learning modules on risk, finance and compliance topics help employees work effectively in their roles and within evolving business and regulatory environments. In 2014, our permanent employees participated in approximately 757,000 development activities, an average of 12.3 training sessions per employee or 2.4 training days. This total

Lifelong learning

Global demographic changes mean that many individuals experience longer careers in a rapidly evolving work environment. As a result, ongoing training and personal development have gained in significance. We are committed to investing in training for young talent as well as in the further education and development of experienced employees. In early 2013, UBS launched a targeted lifelong learning initiative especially for employees in Switzerland aged 45 and above. The program was expanded in 2014 to offer career planning sessions, as well as training in office tools and applications, languages, social media, networking and multi-generational collaboration. More than 800 employees participated in at least one lifelong learning event during 2014.

Corporate governance, responsibility
and compensation

included more than 579,000 sessions on topics such as money laundering prevention, supervision, fraud awareness and information security. They are valuable learning experiences for all employees, help us meet our regulatory commitments and are mandatory for defined groups of employees, including external staff working in those respective areas.

è	Refer to the 2014 Annual Review for more information on our wealth management education initiatives

Compensation

We strive to find the right balance of return for both our employees and our shareholders. We offer our employees competitive base salaries and variable performance awards that reflect their overall contributions. Our approach recognizes the need to compensate individuals for their performance within the context of market conditions, risk considerations, a fast-changing commercial environment and evolving regulatory requirements. We seek to encourage and reward behavior that contributes to the firm’s long-term success.

Our compensation structures and programs are designed to be appropriately balanced between fixed and variable elements. We emphasize the variable component as an incentive to excel and to foster a performance-driven culture, while supporting appropriate and controlled risk-taking. Employee compensation is viewed within a total reward framework that takes into account base salaries, discretionary performance awards and benefits.

Our compensation framework is based on our Total Reward Principles, particularly in terms of integrating risk control and managing performance, as well as in specifying how we structure our compensation and performance award pool funding. The Principles reflect our long-standing focus on pay for performance, sustained profitability, risk awareness and sound governance.

We have Group-wide ranks and country-specific salary ranges applicable to all employees, as well as a global role classification model. Human resource processes based on these global role profiles support clearly defined career paths and development plans for all employees.

è	Refer to the “Compensation” section of this report for more information

Employee share ownership

Our employee share purchase plan, Equity Plus, is a voluntary equity-based program whereby eligible employees can purchase UBS shares at market price and receive one matching share for free for every three shares purchased. These matching shares vest in three years, subject to continued employment at UBS and retention of the purchased shares.

We also use UBS shares as a significant component in our performance award deferral programs. As of 31 December 2014, current employees held an estimated 7% of UBS shares outstanding (including approximately 5% in unvested/blocked actual and notional shares from our compensation programs). This figure is based on all known shareholdings from employee participation plans, personal holdings and individual retirement plans. At the end of 2014, an estimated 41% of all employees held UBS shares.

è	Refer to the “Compensation” section of this report for more information

Our vision and our commitment to be a responsible employer

We have a clear vision. We want to be recognized for creating superior value for our clients, employees and shareholders. Further, we aim to be the world’s leading wealth manager and the top universal bank in Switzerland, and for our investment bank and asset management businesses to be leaders in their respective areas of focus.

We are committed to making our unique culture a winning one. Relationships based on respect, trust and mutual understanding are the foundation for all of our business activities. Client focus and sustainable performance are at the heart of our business model and we strive for excellence in everything we do, from the people we employ to the products and services we offer to our clients. These concepts are integrated into our corporate decision-making and people management processes, and they shape the daily actions of our employees.

How we accomplish our goals is as important as achieving the goals themselves. Therefore, over the past two years, we have defined and communicated the specific behaviors we expect of our employees and have integrated them into our business and human resource practices. Integrity, collaboration and challenge are concepts that define what we stand for individually and characterize our daily interactions with clients and colleagues. During 2014, we embedded these behaviors into our business and human resources practices, from leadership skills building and business process simplification to our recruiting and performance management practices.

Listening to the voice of our employees

Culture is a critical component of our transformation, because companies with strong, productive cultures outperform those without. We have spent the past few years focusing on the basics of culture-building: clearly communicating our vision and strategy, embedding the firm’s principles and behaviors in our daily work, and focusing on initiatives that will help ensure sustainable performance.

To gauge our progress, we regularly solicit feedback from employees across all business divisions and regions. Our most comprehensive feedback tool is our biennial employee survey, conducted in June 2014. This all-staff survey seeks employees’ views on how well we are achieving our strategy, acting according to our principles and behaviors, and ensuring a work environment where employees can succeed.

Globally, 45,463 employees participated in the survey, representing 78% of our permanent total workforce at the time. We compared our results to 2012, and also to an external benchmark of financial peers. Overall, the survey showed that we have

Corporate governance, responsibility and compensation

Our employees

performed better than our external benchmark and have made progress in changing the firm to ensure long-term success:

–	At a strategic level, 74% of participating employees believe we are responding effectively to industry changes and 80% understand how their individual roles support the firm’s broader strategy.
–

Client focus remains core to our business strategy and culture; 85% of respondents agree that we care about our clients, and 84% agree that we strive to deliver high quality solutions and services to them.

–	Our employees are highly engaged, with 77% of respondents seeing UBS as a good place to work and 75% agreeing that they are highly motivated to go the extra mile.
–

Regarding our culture change journey, we were pleased to see from employees’ responses and comments that our principles and behaviors have been embraced and are becoming deeply embedded in our day-to-day routines.

Considering our strategic transformation and the external pressures on our industry, our overall results demonstrate a high level of stability and resilience. It is nevertheless clear there are some perceived weaknesses that need firm-wide attention. In particular, employees told us that getting things done is often more difficult than it needs to be and that retaining our most talented employees should continue to be a priority.

Following the conclusion of the survey, the Group Executive Board, as well as leaders of business divisions and functions, agreed on specific action plans to reinforce our strengths and to address areas for improvement. One immediate priority has been to develop initiatives to increase accountability, as well as generally making it easier for employees to do their jobs.

Benefits and well-being

We strive to maintain a collaborative, respectful and healthy working environment. We offer all of our employees a market-competitive and comprehensive suite of benefits, which can include such elements as insurance, pension, retirement and both paid and unpaid time off. Our benefits are designed to enhance employees’ work experience and help them manage their professional and personal interests.

In many cases, our offerings go beyond those required by local law or market practice. For example, we support flexible work arrangements in our major locations. In Switzerland, employees can request Time Flex options such as teleworking, part-time or job-sharing arrangements, or begin partial retirement starting at the age of 58. HR policies in the UK and the US specify part-time, flexible, job-sharing and home-working opportunities that may be appropriate for employees whose roles are amenable to flexible working conditions. We also offer employees time off to volunteer in their local communities.

We are committed to providing a supportive work environment for employees at all stages of their careers and personal lives. For example, our HR policies seek to ensure that employees have the opportunity to take sufficient parental leave upon the birth or adoption of a child and to continue their careers at UBS upon their return. Parental leave entitlement is governed by local legislation, and it varies by country. UBS meets the statutory parental leave requirements in all locations, and in most locations we exceed them.

We seek to support our employees in managing challenges that arise in their work or personal lives. We offer a wide range of employee assistance programs in a number of locations, including the UK, the US, Switzerland, Hong Kong, Singapore and Japan. These programs include specialist support and counseling for stress, illness, personal conflict, finances, bereavement, mental health, performance, elder care and other work-life challenges. Employees in a number of locations can access company-provided or subsidized health services, child care and fitness options.

Having a supportive work environment is especially important in changing market conditions, when certain employee groups may be impacted by organizational restructuring. We have redeployment and outplacement initiatives in every region to provide assistance. For example, we provide career transition support, in addition to severance pay and health benefits, to eligible employees in the US. In Switzerland, our COACH program helps affected employees find new roles either within UBS or outside the firm.

Corporate governance, responsibility
and compensation

Employees below the level of Director participate in a social plan that sets terms for redundancies as well as internal hiring, job transfers and severance.

We have a longstanding commitment to support the well-being of all our employees, as noted in our Code of Business Conduct and Ethics. Our guidelines emphasize the importance of a good physical infrastructure and a work environment that promotes the health and safety of both employees and external staff. As part of this mandate, we track accident and illness rates for our employees. In 2014, 49,779 work days were recorded in our HR system as having been impacted by accidents, with 336,911 impacted by illness. This amounted to an average of five work days per employee.

è	Refer to www.ubs.com/health-safety for our health and safety statement

Employee representation

As part of our commitment to being a responsible employer, we maintain an open dialogue with all of our employee representation groups in the EMEA region. The UBS Employee Forum for Europe was established in 2002 and includes representatives from 14 countries across Europe. It facilitates open dialogue on pan-European issues that may affect our regional performance, prospects or operations. Other local forums address topics such as health and safety, changes to workplace conditions, pensions, collective redundancies and business transfers. In Switzerland, for example, the elected members of the Employee Representation Committee meet with senior management for annual salary negotiations and represent employee interests on specific topics. The UK Employee Forum, with elected representatives from our

UK businesses and appointed management representatives, focuses on economic, financial and social activities concerning UK employees. Collectively, the UBS Employee Forum, including the Employee Representation Committee and UK Employee Forum, represents approximately 52% of our global workforce.

Resolving workplace issues

We recognize that workplace issues may sometimes arise. Therefore, we have processes in place in each region to deal with work-related grievances or complaints. We are committed to trying to resolve any employee grievance issues that arise in a timely and effective manner. In many cases, such concerns can be resolved on an informal basis, although more formal procedures are available if needed. The process for raising a concern is outlined in our employee handbooks or other appropriate local documentation.

Employees who have a concern about a work-related matter are encouraged to speak with their direct line manager or an HR representative. They are also encouraged to promptly report any conduct by other employees, consultants, clients or service providers that may constitute a breach of laws, regulations, rules, policies or procedures. Our internal policies prohibit adverse action against employees placing complaints in good faith. We also have a global whistleblowing policy and established procedures (including a telephone hotline) for submitting, investigating and handling these reports confidentially and protecting anonymity. Background information is available online, is referenced in our employee handbooks and is detailed on our global whistleblowing web page, easily accessible from a link on the firm’s employee website.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Compensation

Dear shareholders,

Pillar 3 | This year’s compensation decisions have been shaped by the need to balance a number of key objectives – rewarding our employees for an overall strong performance, ensuring that we appropriately consider matters related to our foreign exchange business (on an individual and collective basis) and maintaining an overall competitive compensation program which continues to support our ability to effectively attract and retain the best talent in the industry.

2014 performance

In 2014, UBS employees remained focused on delivering improved performance despite challenging market conditions. Net profit attributable to UBS shareholders was CHF 3.5 billion, up 9% compared with 2013. The firm also continued to strengthen its fully applied Basel III common equity tier 1 capital ratio to be the best in our peer group of large global banks, which supports the firm’s commitment to return at least 50% of net profit attributable to UBS Group AG shareholders.

As a result, the UBS Board of Directors (BoD) intends to propose a dividend of CHF 0.50 for 2014. This is an increase of 100% on 2013 and represents 55%1 of the Group’s reported net profit for 2014. In addition, the firm is on track with the implementation of the new Group holding company structure. As part of this process, the firm intends to propose a one-time supplementary capital return of CHF 0.25 per share.

Compensation funding and governance

While the 2014 performance award pool takes into account the firm’s strong performance over the year, it also recognizes the effects of charges for provisions for litigation, regulatory and similar matters. During the fourth quarter of 2014, the firm continued to proactively manage these issues from the past as it reached resolutions with several regulatory authorities in connection with industry-wide investigations into foreign exchange markets.

The protection of the firm’s reputation and the interests of shareholders and clients remain paramount. In consideration of the matters related to our foreign exchange business, the 2014 performance award pool has been reduced significantly, mainly in the Investment Bank, from what it would otherwise have been in the absence of these events. As a result, the firm’s total performance award pool for 2014, which includes the Group Executive Board (GEB), is CHF 3.1 billion, down 5% compared with the prior year. This is aligned with a 6% reduction in the IFRS performance award-related expenses.

The BoD continues to recognize the importance of creating an environment that attracts and retains key contributors while holding our people accountable for their actions.

2014 compensation framework

We believe UBS has one of the most demanding performance award frameworks relative to its peers. This framework has remained broadly unchanged in 2014. We have built a robust compensation model premised on generating attractive and sustainable returns for shareholders. The firm’s performance awards are designed to support this philosophy by emphasizing appropriate risk-taking and long-term performance, and by placing a substantial portion of compensation at risk. For instance, for 2014, we have over 5,000 employees with 54% of their performance award in deferred compensation that vests over two to five years.

With respect to the matters related to our foreign exchange business, in addition to the significant reduction in the 2014 performance award pool noted above, a further amount of CHF 14 million was forfeited. This includes employees who resigned or whose contracts were terminated, with an additional CHF 19 million in awards under legal hold pending the outcomes of investigations. Additionally, GEB members will forfeit

1  Ordinary dividend per share as a % of diluted earnings per share.

Corporate governance, responsibility
and compensation

56% of the 2015 vesting tranche of their Performance Equity Plan awards given the underlying targets of economic profit and relative total shareholder return were not fully achieved.

To further strengthen our capital position, we have enhanced certain features of our employee compensation framework in anticipation of increased focus on tier 1 capital instruments. Starting with compensation for 2014, Deferred Contingent Capital Plan (DCCP) awards will qualify as fully applied additional tier 1 capital under Basel III regulations. Consistent with the prior year, 40% of the deferred annual performance award will be deferred under the DCCP for five years and 60% will be deferred in UBS notional shares under the Equity Ownership Plan over two to five years.

In other developments in 2014, the EU Capital Requirements Directive IV which requires a cap on the fixed to variable compensation ratio for certain employees within the EU came into effect. As part of the implementation of such a cap, and in response to competitive practices, we have implemented role-based allowances as a feature of the fixed compensation for those employees.

Annual General Meeting 2015

In line with the Ordinance against Excessive Compensation in Switzerland, at the Annual General Meeting (AGM) 2015, shareholders will be asked to vote on:

–	the maximum aggregate amount of remuneration for the BoD for the period from AGM 2015 to AGM 2016;
–	the maximum aggregate amount of fixed compensation for the GEB for 2016; and,
–	the aggregate amount of variable compensation for the GEB for 2014. ▲

Further, on a voluntary basis, shareholders will again be asked for an advisory vote on the Compensation Report 2014.

Finally, the BoD and I would like to offer our sincere thanks to our shareholders for the time they took to share their views on compensation during the year. On the following pages you will find more information about UBS’s compensation for 2014. We will seek your support for the compensation matters at our AGM on 7 May 2015.

Ann F. Godbehere

Chair of the Human Resources and

Compensation Committee

of the Board of Directors

Ann F. Godbehere Chair of the Human Resources and Compensation Committee of the Board of Directors

Advisory vote

Corporate governance, responsibility and compensation

Compensation

2014 performance and compensation funding

Our performance in 2014 demonstrated both the strength of our business model, which is designed to deliver attractive returns with an efficient capital and risk profile, and the disciplined manner in which we continue to implement our strategy. Overall, the performance award pool for 2014 was CHF 3.1 billion, 5% lower than in 2013, balancing our strong performance with the effects of charges for provisions for litigation, regulatory and similar matters.

Our performance in 2014

In 2014, we delivered net profit attributable to UBS Group AG shareholders of CHF 3.5 billion, a 9% increase on the prior year. At the same time, we continued to reduce risk-weighted assets (RWA) and improve our leverage ratio, and our 13.4% fully applied Basel III common equity tier 1 (CET1) capital ratio remained the best in our peer group of large global banks.

We owe our thanks to our employees for their continued dedication and hard work in delivering superior advice and service to our clients. Their achievements have enabled us to deliver on our commitment to significantly increase returns to our shareholders. As previously announced, we intend to propose an ordinary dividend of CHF 0.50 per share for the financial year 2014, an increase of 100% on the prior year and a payout ratio of 55%1 of reported net profit. Reflecting progress in the establishment of the new Group holding company, including the successful completion of the share-for-share exchange offer, we fully accrued a supplementary capital return of CHF 0.25 per share in the fourth quarter of 2014. Subject to shareholder approval at the forthcoming Annual General Meeting (AGM), UBS Group AG intends to pay this one-time supplementary capital return upon successful completion of the squeeze-out procedure.

Our success in 2014 is highlighted by the fact that we have now achieved the key targets we set out in 2011 and 2012. We have reduced risk-weighted assets since 2011 by over CHF 160 billion, added almost 700 basis points to our fully applied Basel III CET1 capital ratio, surpassing our target of 13%, and our Investment Bank is less complex and delivering more consistent underlying returns.

In addition, the firm’s leverage ratio on a fully applied basis for Swiss systemically relevant banks (SRB) increased in 2014 by 70 basis points to 4.1%, close to our 2019 regulatory requirement of 4.2%. UBS ended the year with CHF 216 billion in RWA, just CHF 1 billion above our target for the end of 2015.

Market conditions remained challenging throughout the year, with heightened geopolitical tensions, diverging monetary policy, and sharp falls in commodity prices causing increased volatility and greater investor caution. Our business divisions performed well in 2014, as they executed on our strategy with the intensity, agility and focus required to overcome the challenges we faced.

Our Wealth Management business delivered a strong performance, with adjusted profit before tax up 4% to CHF 2.5 billion. Net new money (NNM) was strong at CHF 34.4 billion, and although gross margin declined by 3 basis points to 85 basis points, this reflected the very rapid increase in invested assets, which rose

1  Ordinary dividend per share as a % of diluted earnings per share.

Corporate governance, responsibility
and compensation

11% or CHF 101 billion in the year. The business also delivered high quality results, with recurring revenue up 6% despite regulatory headwinds, reflecting successful strategic initiatives to grow lending, increase mandate penetration and reprice certain products.

It was another record-breaking year for Wealth Management Americas, with operating income, gross loans, financial advisor productivity, invested assets and adjusted1 profit before tax reaching all-time highs. Despite elevated charges for litigation, regulatory and similar matters, the business delivered USD 1 billion in adjusted1 profit before tax for the second year in a row. The business’s NNM performance was below its target range. However, we are confident that this is not indicative of future trends.

Our Retail & Corporate business delivered a 4% increase in adjusted1 profit before tax, despite operating income, which was broadly unchanged from the prior year, and achieved all its targets for the year. Net new business volume growth for retail clients was 2.3% compared with a target range of 1% to 4%, and 2014 was our best year for new Swiss retail client acquisition since 2008.

Global Asset Management recorded a 13% decline in adjusted1 pre-tax profits, mainly due to charges for provisions for litigation, regulatory and similar matters. However, the business division attracted strong NNM, excluding money market flows, of nearly CHF 23 billion compared with outflows of CHF 5 billion in 2013, resulting in a growth rate of 4.4%. This substantial turnaround was achieved largely through greater engagement and collaboration with our wealth management businesses.

Client focus, improved productivity and resource efficiency remained important drivers of our Investment Bank’s strong underlying performance, as the business recorded an adjusted1 profit before tax, excluding charges for litigation, regulatory and similar matters, of CHF 2,054 million. The business continued to grow its Corporate Client Solutions business, with revenues up 8% and operated within its targeted resource levels throughout the year.

Corporate Center reported a loss before tax of CHF 2.7 billion, compared with a loss of CHF 4.2 billion in the prior year. Overall revenues were negative CHF 0.9 billion, with losses recorded primarily in Non-Core and Legacy Portfolio, which included negative funding and debit valuation adjustments on derivatives, as well as losses from unwind and novation activity. Expenses were reduced by CHF 1.7 billion, with CHF 0.3 billion related to our strategic cost savings initiatives. In the Non-core and Legacy Portfolio, we achieved significant reductions in RWA and leverage ratio denominator.

1  Refer to “Group performance” in the “Financial and operating performance” section of the Annual Report 2014 for more information on adjusted results.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Performance award pool funding

Pillar 3 | Our compensation funding framework is based on business performance, which we measure in a variety of ways. These include profitability, quality of earnings, contribution before performance award, and economic contribution before performance award, which is a risk-adjusted measure of performance. In addition, we use a number of criteria to assess the performance of our business divisions and Corporate Center, such as those in the chart below.

EDTF | Certain risk-related objectives are common across all business divisions and Corporate Center, and include adherence to risk investment guidelines, Group risk policies, value-at-risk limits and the avoidance of significant operational risk events.

Each business division’s performance award pool is accrued as a percentage of profit before performance award, which is risk adjusted by factoring in a risk capital charge. We also consider progress against our strategic initiatives, affordability and market positioning. Business division performance is adjusted for items which do not reflect their underlying performance, including gains or losses related to divestments or sales of real estate, restructuring charges, and gains or losses on own credit.

The accrual percentage increases or decreases as performance declines or improves. As a result, if a business division’s profits increase, the proportion of profits we allocate to pay performance awards is generally reduced. In good years, this helps prevent excessive compensation and allows us to return more capital to shareholders. In lean years, it provides us with the flexibility to make adequate provisions to retain key employees.

2014 target report card

	2014 highlights	2014 targets	Target ranges	2014 results
Wealth Management	– Adjusted PbT +4% to CHF 2.5 billion	NNM growth rate	3–5%	3.9%	—
	– Generated CHF 34 billion of net new money	Gross margin (bps)	95–105	85	—
	– Recurring income of CHF 5.9 billion, +6%	Adjusted cost/income ratio	60–70%	68.2%	—
Wealth Management Americas	– Adjusted PbT +4% to record level, > USD 1 billion	NNM growth rate	2–4%	1.0%	—
	– Invested assets +6% to record level, > USD 1 trillion	Gross margin (bps)	75–85	76	—
	– Recurring income +12% to a record USD 5.7 billion	Adjusted cost/income ratio	80–90%	86.6%	—
Retail & Corporate	– Adjusted PbT +4% to CHF 1.6 billion	NNBV growth rate (retail business)	1–4%	2.3%	—
	– Net interest margin +3 basis points to +159 basis points	Net interest margin (bps)	140–180	159	—
	– Best year for Swiss retail client acquisition since 2008	Adjusted cost/income ratio	50-60%	56.6%	—
Global Asset Management	– Generated CHF 22.6 billion of net new money excl. money market	NNM growth rate excl. MM	3–5%	4.4%	—
	– Invested assets +14% to CHF 664 billion	Gross margin (bps)	32–38	31	—
		Adjusted cost/income ratio	60–70%	73.2%	—
Investment Bank	– Strong performance in CCS with revenues +8% to 3.2 billion	Adjusted RoAE	>15%	2.6%	—
	– Strong performance in Equities with CHF 3.7 billion in revenues	Adjusted cost/income ratio	65–85%	97.6%	—
		Basel III RWA limit (CHF billion)	< 70	67	—
		Funded assets limit (CHF billion)	< 200	171	—
Non-core and Legacy Portfolio	– RWA down 44% to CHF 36 billion, already meeting 2015 year-end target	Basel III RWA (CHF billion) Target is applicable for 31.12.15	< ~40	36	—
	– LRD down 42% to CHF 93 billion

— = 2014 target not met

— = 2014 target met

Corporate governance, responsibility
and compensation

We assess Group performance using criteria such as risk-adjusted profits, performance relative to the industry, and general market competitiveness. We also consider progress against our strategic initiatives, including RWA and balance sheet reduction, delivery of cost efficiencies, and capital accretion. We look at the firm’s risk profile and culture, the extent to which operational risks and audit issues have been identified and resolved, and the success of risk reduction initiatives. ▲

The chart below illustrates the performance award pool funding process, the factors taken into account, and how the Human Resources and Compensation Committee (HRCC) applies its discretion before making its final recommendation to the Board of Directors (BoD). ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

2014 performance award pool and expenses

The performance award pool, which includes all discretionary, performance-based variable awards for 2014 was CHF 3.1 billion, a decrease of 5% compared with 2013. Overall, while our performance improved and we made further progress toward achieving our strategic and financial objectives, the potential increase in the performance award pool in 2014 was offset by a significant reduction, mainly in the Investment Bank, due to the impact of matters related to our foreign exchange business.

Performance award expenses for 2014 decreased 6% to CHF 2.8 billion. The reduction was mainly due to lower expenses for awards related to 2014 compensation, as well as lower expenses related to the amortization of awards from prior years. The “Performance award expenses” chart below compares the performance award pool with the performance award expenses.

Matters related to our foreign exchange business

In addition to the significant reduction in the performance award pool, we took disciplinary measures against those employees who were found to have been involved in the misconduct or who failed in their supervisory duties, including terminating their employment. We continue to assess whether sanctions against other current and former employees should be taken based on our ongoing reviews. Potential sanctions include disciplinary measures, reductions in their compensation and forfeiture of part or all of their current outstanding deferred compensation.

Corporate governance, responsibility
and compensation

2014 compensation for the Group CEO and the other GEB members

Group Executive Board (GEB) performance awards are at the discretion of the Board of Directors (BoD). The overall amount of performance awards for GEB members for 2014 decreased 7% year-on-year, consistent with the 5% reduction in the performance award pool including all employees. At the Annual General Meeting (AGM) 2015, UBS’s shareholders will vote on the proposed 2014 GEB performance award pool. The invitation to the AGM 2015 will set out the proposed aggregate amount.

Key features of our 2014 compensation framework for the Group CEO and the other GEB members

Pillar 3 | Pay for performance	Safeguards

The Human Resources and Compensation Committee (HRCC) reviews the performance of our Group CEO and other GEB members against the Group’s performance targets. The GEB’s performance awards are based on quantitative and qualitative performance measures and consider performance of the individual and the Group overall.

–  The Group CEO/GEB performance scorecard is based on a set of quantitative and qualitative measures, and provides a framework for a balanced assessment. Group level, business division, regional, functional and qualitative performance measures are included in combination, depending on the individual GEB member’s remit.

–  Compensation plan forfeiture provisions enable the firm to reduce the unvested deferred portion if the compensation plans’ relevant performance conditions are not achieved. This means

–  the vesting of Equity Ownership Plan awards depends on both Group and divisional performance

–  Deferred Contingent Capital Plan awards only vest in full if the firm delivers an adjusted profit before tax and our phase-in tier 1 capital ratio does not fall below 10%. The firm may, at its discretion, elect to cancel any interest payments.

Our compensation framework contains a number of features designed to ensure that risk is appropriately managed with safeguards to limit inappropriate risk-taking. Our framework has

–  a balanced mix of shorter-term and longer-term performance awards with a focus on deferral

–  a cap on the total GEB performance award pool of 2.5% of adjusted Group profit before tax

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

–  employment contracts that include a six-month notice period

–  EDTF | provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred performance award if an employee commits certain harmful acts, or if the employment is terminated for cause. Generally, we regard the following as harmful acts

–  contributing substantially to a significant downward restatement of the Group’s or a business division’s results, or to the Group incurring significant financial losses

–  engaging in conduct and/or failing to discharge supervisory or managerial responsibilities that results in detriment to UBS, including reputational harm

–  engaging in conduct that materially violates legal and regulatory requirements or internal policies and procedures

–  improperly disclosing confidential or proprietary information ▲            ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Pillar 3 | 2014 compensation framework for GEB members

Of the annual performance award, up to 20% is paid in the form of immediate cash and 80% is granted as a longer-term performance award, with 50% paid in deferred equity and the remaining 30% in deferred notional bonds.

Illustrative example

Corporate governance, responsibility
and compensation

Base salary, role-based allowance, pensions and benefits

Each GEB member receives a fixed base salary, which is reviewed annually by the Human Resources and Compensation Committee (HRCC). Since the Group CEO’s appointment in 2011, his annual base salary has remained unchanged at CHF 2.5 million. Other GEB members’ salaries were unchanged at CHF 1.5 million (or local currency equivalent).

One GEB member is considered as UK Code Staff and receives a role-based allowance in addition to his base salary. This allowance reflects the market value of a specific role and is only paid as long as the GEB member is considered to be UK Code Staff. The introduction of this allowance represents a shift in the compensation mix between fixed and variable compensation and is not an increase in total compensation. The allowance consists of a deferred UBS notional share award which is granted annually. This deferred award vests in equal portions in years 3, 4 and 5, respectively.

Pension contributions and benefits for GEB members are in line with local practices for other employees. No enhanced or supplementary pension contributions are made for GEB members. Beginning at the AGM 2015, the GEB members’ aggregate fixed compensation will be subject to shareholder approval. Shareholders will prospectively vote on the maximum aggregate amount of such fixed compensation for the GEB to be paid in 2016.

è	Refer to “Our compensation governance framework” section of this report for more information on the shareholders’ vote on the GEB compensation
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the Annual Report 2014 for more information on the major post-employment benefit plans established in Switzerland and other countries

How we set variable performance award levels for our Group CEO and other GEB members – performance scorecard assessment

Pillar 3 | The Group CEO and other GEB members are eligible to receive an annual performance award, which is at the full discretion of the BoD and, in aggregate, subject to shareholder approval at the AGM. Our performance assessment is based on a balanced scorecard, which allows us to assess an individual’s performance against a number of quantitative and qualitative key performance indicators (KPI).

The quantitative measures for the Group CEO are based on overall Group performance. For other GEB members, they are split between Group and the individual’s business division and/or regional performance. Those who lead Group control functions, or who are solely regional Presidents, are assessed on the performance of the Group and of the functions/regions they oversee. Quantitative measures include business division financial, regional, and functional measures, and account for 65% of the assessment. Qualitative measures account for 35% of the assessment and are the same for all GEB members, including the Group CEO. The table on the following page provides an overview of the quantitative and qualitative KPI on which the scorecard is based.

The weighting between Group, business division, regional, and functional KPI varies depending on a GEB member’s role. There is a significant weighting on Group KPI for all GEB members.

The degree to which an individual has achieved these quantitative measures, coupled with an assessment of performance against qualitative measures, provides an overall rating. This is the starting point for a GEB member’s annual performance award. In addition, target total compensation is reviewed against the market value of the respective role. This approach is not intended to be mechanical, as the HRCC can exercise its judgment and, in exceptional circumstances, may apply an appropriate degree of discretion. The HRCC’s final compensation recommendations for GEB members are based on the performance assessment, the assessment against the market value for the role, and the Group CEO’s recommendation (the Group CEO makes no recommendation on his own award). For 2014, the HRCC also considered the nature and impact of matters related to our foreign exchange business. Therefore, the final HRCC recommendations on the GEB member’s performance awards were lower than performance would otherwise have called for. The HRCC’s recommendations are then reviewed, and must be approved, by the BoD. The BoD retains full discretion in determining the variable compensation levels for GEB members. The HRCC and then the full BoD go through a similar process in setting the compensation for the Group CEO. The final 2014 performance award for the GEB in aggregate is subject to shareholder approval at the AGM 2015. The individual variable performance awards for each GEB member will only be granted following shareholder approval at the AGM. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Pillar 3 | Overview of the quantitative and qualitative measures on which the performance scorecard is based

Quantitative measures (65% weighting)	Qualitative measures (35% weighting)

The quantitative measures are aligned with the Group’s strategic plan. They are mainly based on the Group measures, supplemented with business division, regional or functional KPI for business division, regional or Corporate Center GEB members, and include the following:

–  Group Return on Equity

–  adjusted Group profit before tax

–  CET1 capital ratio

–  business division and/or regional KPI (if applicable)

–  functional KPI (for Corporate Center GEB members)

Both regional and functional KPI may include qualitative measures.

The qualitative measures utilized in assessing the effectiveness of the Group CEO and other GEB members are the following:

Pillars:

Capital management

–  establishes and maintains capital strength and CET1 capital ratio. Generate efficiencies and deploy our capital more efficiently and effectively.

Efficiency & effectiveness

–  contributes to the development and execution of our strategy. The measure also looks to ensure that there is success across all business lines, functions and regions.

Risk management

–  ensures risk management through an effective control framework. Captures the degree to which risks are self-identified and focuses on the individual’s success in ensuring compliance with all the various regulatory frameworks. Helps shape the firm’s relationships with regulators through ongoing dialogue.

Principles:

EDTF | Client focus

–  increases client satisfaction and maintaining high levels of satisfaction over the long term. This includes promoting cross-business division collaboration and fostering the delivery of the whole firm to our clients.

Sustainable performance

–  Brand and Reputation – protects the Group’s reputation and ensures full compliance with our standards and principles.

–  Culture – takes personal role in making Principles and Behaviors front and center of the requirements of the business. Furthermore, this measure evaluates the individual’s ability to reinforce a culture of accountability and responsibility, demonstrating our commitment to be a responsible corporate citizen and to act with integrity in all our interactions with our stakeholders.

Excellence

–  Human Capital Management – develops successors for the most senior positions, facilitates talent mobility within the firm and promotes a diverse and inclusive workforce.

–  Product and Service Quality – strives for excellence in products and services we offer to our clients.

Behaviors:

Integrity

–  is responsible and accountable for what they say and do; caring about clients, investors and colleagues; acting as a role model.

Collaboration

–  puts benefits of clients and the firm before their own and those of their business; working across the firm; respecting and valuing diverse perspective.

Challenge

–  encourages self and others to constructively challenge the status quo; learning from past mistakes and experiences. ▲                    ▲

Corporate governance, responsibility
and compensation

Weightings of quantitative and qualitative measures

in %	Group CEO	Business division/ regional Presidents	Functional heads
Key performance indicators (KPI)		Weighting

Group RoE, adjusted Group profit before tax and Basel III CET1 capital ratio (fully applied)	65	35	45

Business division/regional KPI		30

Functional KPI			20

Quantitative	65	65	65

Qualitative	35	35	35

Total	100	100	100

Caps on compensation

The total potential GEB performance award pool is capped at 2.5% of the adjusted Group profit before tax. This links overall GEB compensation to the firm’s profitability. As the Group’s adjusted profit before tax for 2014 was CHF 2.8 billion, the GEB 2014 performance award pool was capped at CHF 69 million.

The actual total GEB performance award pool for 2014 was CHF 58 million or 2.1% of the Group’s adjusted profit before tax compared with CHF 63 million or 1.5% in 2013. Furthermore, 100% of a GEB member’s deferred compensation is subject to performance conditions.

Last year we introduced individual compensation caps on the proportion of fixed pay to variable pay for all GEB members. The Group CEO’s performance award was capped at five times his base salary. Performance awards of other GEB members were capped at seven times their base salaries.

For 2014, performance awards for GEB members and Group CEO were, on average, 3.1 times the base salary.

Benchmarking against peers

The HRCC reviews GEB compensation levels against those of a peer group of companies selected for the comparability of their size, business and geographic mix, and the extent to which they are our competitors for talent. The HRCC also considers the practices of these peers that may influence their pay strategies and pay levels as well as their respective regulatory environments.

In 2014, the HRCC reviewed our peer group and determined that it remained appropriate. The peer group consists of: Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan Chase, Julius Baer, Morgan Stanley, and Nomura.

Overall, total compensation for GEB members is targeted at market pay for market performance.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Comparability assessment against main peers

Benchmarking ensures that our executive compensation is appropriate relative to our industry peer group. The key benchmarking criteria are summarized in the table below:

2014 deferral of performance awards and vesting of awards granted in prior years impacted by performance conditions

Pillar 3 | At least 80% of a GEB member’s performance award is deferred and is only granted following shareholder approval on the overall performance award pool at the AGM. For performance year 2014, a minimum of 50% of the overall performance award is granted under the Equity Ownership Plan (EOP), which vests in three equal installments from year 3 to 5, subject to performance conditions being met.

The remaining 30% is granted under the Deferred Contingent Capital Plan (DCCP). Under the DCCP, GEB members are awarded notional additional tier 1 (AT1) instruments that vest in year 5, with discretionary annual interest payments. In addition to a phase-in tier 1 capital ratio trigger of 10%, DCCP awards granted to GEB members are subject to a further performance condition. If UBS does not achieve an adjusted Group profit before tax for any year during the vesting period, GEB members forfeit 20% of the award for each loss-making year. This means that 100% of the award is subject to risk of forfeiture in addition to the phase-in tier 1 capital ratio trigger.

For each GEB member, a maximum of 20% of the overall performance award can be paid out in the form of immediate cash, subject to a cap of CHF/USD 1 million (or local currency equivalent).

Any amount beyond this cap is granted in notional shares under the EOP. In addition, for GEB members who are considered UK Code Staff for the year 2014, 50% of any immediate cash must be delivered in vested shares which are blocked for six months and each EOP installment vesting on 1 March of years 3 to 5 will be subject to additional blocking for a further six months.

The average deferral period for deferred awards for GEB members in 2014 is 4.4 years (in line with 2013). Our compensation plans have no upward leverage, such as multiplier factors, and therefore do not encourage excessive risk-taking.

The HRCC has determined that 56% of the Performance Equity Plan (PEP) 2012 for GEB members was forfeited as a result of the economic profit and total shareholder return targets not being fully achieved. All other awards for GEB members due to vest in March 2015 will vest in full based on the performance conditions having been met. ▲

è	Refer to the “Our deferred variable compensation plans” section in this report for more information
è	Refer to the “Our compensation model for employees other than GEB members” section in this report for more information on UK Code Staff
è	Refer to the “Vesting of outstanding awards granted in prior years impacted by performance conditions” section in this report for more information

Corporate governance, responsibility
and compensation

Share ownership requirements: aligning GEB members’ interests with those of our shareholders

We require the Group CEO to hold a minimum of 500,000 UBS shares and other GEB members to hold a minimum of 350,000 UBS shares. These shareholdings must be built up within five years from the date a GEB member is appointed and must be retained for as long as the GEB member remains in office. The number of UBS shares held by each GEB member is determined by adding any vested or unvested shares to privately held shares. GEB members are not permitted to sell their UBS shares until the above-mentioned thresholds have been reached. At the end of 2014, all GEB members had met the required share ownership level.

Overview of GEB compensation determination process

The illustration above shows how GEB compensation is determined under the governance and oversight of the HRCC and the BoD.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

2014 compensation for the Group Chief Executive Officer

As described earlier in this section, the performance awards for the Group CEO, Sergio P. Ermotti, and each member of the GEB are based on the achievement of both quantitative targets and qualitative performance objectives.

In Mr. Ermotti’s performance assessment, there is a 65% weighting for quantitative performance based on Group financial performance, and a 35% weighting based on his performance against qualitative measures.

The table below summarizes the criteria according to which Mr. Ermotti’s performance was assessed as Group CEO for 2014 by the full BoD.

The BoD recognized that under Mr. Ermotti’s continuing sound leadership, the Group’s financial performance for 2014 was strong although tempered by charges for provisions for litigation, regulatory and similar matters, as outlined in the “2014 performance and compensation funding” section of this report. The BoD also considered the continued reduction in RWA, where progress was ahead of target, and further improvements in the firm’s fully applied Basel III CET1 capital ratio as important achievements. In addition, UBS’s book value increased from CHF 12.74 per share at year-end 2013 to CHF 13.94 per share at year-end 2014, representing a 9% increase.

The BoD also noted that, under Mr. Ermotti’s leadership, the firm continued to reach key milestones in the ambitious strategic transformation of the bank. The BoD was pleased that Mr. Ermotti successfully steered the firm through turbulent market conditions, demonstrating the strength and resilience of the firm’s strategy and operating model as well as the value of continued de-risking of businesses and the emphasis on our wealth management capabilities globally. The BoD also appreciated the disciplined manner in which he worked to address legacy issues and positively acknowledged his proactive and personal engagement not only in the review and investigatory process, but also in reaching resolutions with several regulatory authorities, as well as putting in place processes to ensure appropriate remediation.

Net profit attributable to UBS shareholders was CHF 3.5 billion, up 9% compared with 2013. Further, the Group return on equity increased to 7.0%. UBS further enhanced its position as one of the world’s best-capitalized banks, exceeding its year-end capital ratio targets, combining an ambitious capital strategy with disciplined execution. Tier 1 capital ratio targets were achieved ahead of schedule, including being above the post-stress capital ratio target

Scorecard for the Group CEO

Quantitative measures[1]		2014 results	Weighting	Assessment relative to plan
				Target
Group (65%)	Group RoE	7.0%	20%	●
	Group profit before tax[2]	CHF 5 billion	25%	●
	Basel III CET1 capital ratio (fully applied)	13.4%[3]	20%	●

Qualitative measures		Weighting		Assessment
				Target
Capital management, efficiency & effectiveness, risk management, client focus, sustainable performance, excellence, integrity, collaboration, challenge		35%		●

1  Quantitative measures and target levels were based on internal performance objectives in our 2014 Operating Plan.  2   Adjusted Group profit before tax excluding certain charges for provisions for litigation, regulatory and similar matters.  3   Additionally above the objective of 10% on a post-stress scenario basis.

Corporate governance, responsibility
and compensation

of 10%, while increasing dividend accruals for shareholders. The firm surpassed its Basel III RWA reduction target for the year and also continued to successfully deleverage its balance sheet. The firm’s Basel III funding, liquidity and leverage ratios remained comfortably above regulatory requirements in 2014.

In a challenging environment, UBS’s business divisions demonstrated strong performance throughout the year. UBS further strengthened its position as the world’s largest Wealth Manager, successfully targeting the fastest growing wealth segments and high-quality revenues. Clients continued to have great confidence in UBS’s strategy, as demonstrated, for example, by NNM inflows into the firm’s wealth management businesses.

Mr. Ermotti drove strong performance against the key quantitative metrics, as outlined above, even after litigation provisions are considered.

Regarding the qualitative measures, the BoD considered the progress of the cultural change in the bank under Mr. Ermotti’s leadership. The UBS principles and behaviors have been embedded deeper into the organization and have become an important element of the firm’s promotion and compensation considerations. The BoD’s performance assessment also recognized his drive to build a strong risk management culture with more effective operational risk management, a stronger compliance function and a comprehensive end-to-end control environment, all of which are essential in supporting UBS’s sustainable success.

In addition to the strategic, quantitative and qualitative accomplishments noted above, the BoD also recognized Mr. Ermotti’s leadership in the transformation of the Group legal structure to meet future regulatory requirements, with the establishment of UBS Group AG as a first step.

Reflecting Mr. Ermotti’s overall achievements in 2014, and including consideration of the impact of litigation provisions, the BoD approved the proposal by the HRCC (subject to shareholder approval as part of the aggregate GEB 2014 variable compensation) to grant him a performance award of CHF 8.4 million, bringing his total compensation for the year (excluding benefits and contributions to his retirement benefit plan) to CHF 10.9 million. Additionally, the BoD approved the recommendation that the Group CEO would not receive an immediate cash performance award and that any approved performance award would instead be delivered 100% in deferred instruments subject to performance conditions. The performance award therefore will be deferred under EOP (70% of his performance award) and under DCCP (30% of his performance award). The future actual payouts under EOP and DCCP are dependent upon the firm’s future performance, as described in more detail in later sections.

è	Refer to the “Our deferred variable compensation plans for 2014” section of this report for more information on about the terms of our deferred variable compensation plans

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Total compensation for GEB members for the performance years 2014 and 2013

The table on the next page shows the total compensation for GEB members for the performance years 2014 and 2013. At the AGM 2015, UBS’s shareholders will vote on the overall 2014 GEB performance award pool.

è	Refer to the “Our compensation governance framework” section of this report for more information on the shareholders’ vote scheme in relation to GEB compensation
è	Table: “Total compensation for GEB members for the performance years 2014 and 2013”
è	Refer to the “Supplemental information” section of this report and “Note 34 Related parties” in the “Financial information” section of the Annual Report 2014 for information on vested and unvested shares and options for GEB members

Employment contracts

The employment contracts of the GEB members do not include special severance terms, sometimes referred to as golden parachutes, or supplementary pension plan contributions. All employment contracts for GEB members are subject to a notice period of six months. If a GEB member leaves the firm before the end of a performance year they may be considered for a discretionary performance award based on their contribution during that performance year in line with the approach outlined earlier in this report. Such awards are at the full discretion of the BoD, which may decide not to grant any awards.

Loans

In line with article 38 of our Articles of Association, GEB members may be granted loans, fixed advances and mortgages. Such loans are made in the ordinary course of business on substantially the same terms as those granted to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. The total amount of such loans shall not exceed CHF 20 million per GEB member.

è	Refer to the “Supplemental information” section and “Note 34 Related parties” in the “Financial information” section of the Annual Report 2014 for more information on loans granted to current and former GEB members
è	Refer to our corporate governance website at www.ubs.com/governance for more information

Corporate governance, responsibility
and compensation

Audited | Pillar 3 | Total compensation for GEB members for the performance years 2014 and 2013

CHF, except where indicated[1]
Name, function	For the year	Base salary[2]	Contribution to retirement benefits plan[3]	Benefits[4]	Total fixed compensation	Immediate cash[5]	Annual performance award under EOP[6]	Annual performance award under DCCP[7]	Total variable compensation	Total fixed and variable compensation[8]
Sergio P. Ermotti, Group CEO (highest-paid)	2014	2,500,000	202,822	60,525	2,763,347	0	5,880,000	2,520,000	8,400,000	11,163,347

Sergio P. Ermotti, Group CEO	2013	2,500,000	202,822	127,300	2,830,122	1,000,000	4,530,000	2,370,000	7,900,000	10,730,122

Andrea Orcel, President Investment Bank (highest-paid)	2013	1,500,000	202,822	727,048	2,429,870	1,000,000	5,300,000	2,700,000	9,000,000	11,429,870

Aggregate of all GEB members	2014	19,090,186	1,343,168	1,224,633	21,657,987	8,423,177	32,459,299	17,521,060	58,403,535	80,061,523

who were in office at the end of the year[9]	2013	16,873,360	1,347,784	1,548,784	19,769,927	9,949,062	33,894,646	18,790,161	62,633,869	82,403,796

Aggregate of all GEB	2014	0	0	0	0	0	0	0	0	0

members who stepped down during the year[10]	2013	0	0	0	0	0	0	0	0	0

[1]  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  [2]  Includes role-based allowances that have been made in line with market practice in response to the EU Capital Requirements Directive of 2013 (CRD IV).  [3]  This figure includes the portion related to the employer’s contribution to the statutory pension scheme.  [4]  Benefits are all valued at market price.  [5]  Under the 2014 and 2013 compensation framework, up to 20% of the performance award is paid out in immediate cash, subject to a cash cap of CHF/USD 1 million. The BoD approved the recommendation that the Group CEO would not receive an immediate cash performance award for 2014. As a consequence, his entire performance award will be deferred. Due to applicable UK Prudential Regulation Authority remuneration code, the immediate cash includes blocked shares for Andrea Orcel.  [6]  For EOP awards for the performance year 2014, the number of shares to be allocated at grant (on 8 May 2015), subject to shareholder approval, is determined by dividing the amount by CHF 16.50 or USD 17.41, the average closing share price of UBS Group AG shares over the last ten trading days in February 2015. For 2013, the value was CHF 18.60 and USD 20.88 based on the average closing share price of UBS AG shares over the ten trading days prior to and including the grant date which was 28 February 2014.  [7]  DCCP awards for 2014 to be granted on 8 May 2015, subject to shareholder approval, are due to vest in March 2020. The amount reflects the amount of the notional additional tier 1 (AT1) instrument excluding future notional interest. For DCCP awards for the performance year 2014, the notional interest rate is set at 7.125% for awards denominated in USD and 4.000% for awards denominated in CHF. For DCCP awards for the performance year 2013, the notional interest rate is set at 5.125% for awards denominated in USD and 3.500% for awards denominated in CHF.  [8]  This figure excludes the portion related to the legally required employer’s social security contributions for 2014, which are estimated at grant for CHF 3,689,582, of which CHF 704,077 for the highest-paid GEB member. The legally required employee’s social security contributions are included in the amounts shown in the table above, as appropriate.  [9]  10 GEB members were in office on 31 December 2014 and 11 GEB members were in office on 31 December 2013, respectively.  [10]  During the years of 2014 and 2013 no GEB members stepped down. ▲▲

Pillar 3 | Fixed and variable compensation for GEB members1

	Total for the year ended 2014		Not deferred		Deferred[2]		Total for the year ended 2013[3]
CHF million, except where indicated	Amount	%	Amount	%	Amount	%	Amount
Total compensation

Amount	77	100	25	32	52	68	80

Number of beneficiaries	10						11

Fixed compensation[4]	19	25	17	87	3	13	17

Cash-based	17	21	17	100	0		17

Equity-based	3	3	0		3	100	0

Variable compensation	58	75	8	14	50	86	63

Immediate cash[5]	8	11	8	100	0		10

Equity Ownership Plan (EOP)	32	42	0		32	100	34

Deferred Contingent Capital Plan (DCCP)	18	23	0		18	100	19

[1]  The figures refer to all GEB members in office in 2014.  [2]  This is based on the specific plan vesting and reflects the total award value at grant which may differ from the accounting expenses.  [3]  2013 figures as reported in Annual Report 2013.  [4]  Includes base salary and role-based allowances, rounded to the nearest million.  [5]  Includes allocation of vested but blocked shares, in line with UK Prudential Regulation Authority remuneration code. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

2014 compensation for the Board of Directors

Board of Directors (BoD) members receive fixed fees for their services, 50% of which they must use to purchase blocked UBS shares. Alternatively, they may elect to purchase blocked UBS shares using 100% of their fees. BoD members do not receive variable compensation. This reinforces their focus on long-term strategy, supervision and governance, and helps them remain independent of the firm’s senior management. The Chairman, as a non-independent BoD member, receives a cash payment, UBS blocked shares and benefits. At the Annual General Meeting (AGM) 2015, UBS’s shareholders will vote on the maximum aggregate amount of remuneration for the BoD, including compensation for the Chairman, for the period from the AGM 2015 to the AGM 2016. The invitation to the AGM 2015 will set out the proposed aggregate maximum amount.

Chairman of the BoD

As described in our 2013 Compensation Report, the HRCC has changed the contract for the Chairman to cap his total compensation at last year’s amount of CHF 5.7 million. As this change became effective in May 2014, his total compensation for 2014 was a combination of four months under the old contract and eight months under the new contract. This corresponds to a cash payment of CHF 3 million and a share component of CHF 2,566,672, delivered in 155,556 UBS shares blocked from distribution for four years (at a share price of CHF 16.50). Accordingly, his total compensation, including benefits and pension fund contribution for his service as Chairman for the full year of 2014 was CHF 5,939,851 (down 2% from last year).

The share component ensures that the Chairman’s pay is aligned with the longer-term performance of the firm. The Chairman’s service agreement does not provide for special severance terms, nor supplementary contributions to pension plans. Benefits for the Chairman are in line with local practices for other employees. The HRCC annually approves the Chairman’s compensation taking into consideration fee and/or compensation levels for comparable roles outside UBS.

Independent BoD members

With the exception of the Chairman, all BoD members are deemed to be independent directors and receive fixed base fees of CHF 325,000 for each year of service. In addition to the base fee, independent BoD members receive fees known as committee retainers that reflect their workload in serving on the firm’s various board committees. The Senior Independent Director and the Vice Chairman of the BoD each receive an additional retainer of CHF 250,000. As noted above, independent BoD members are required to use a minimum of 50% of their fees to purchase UBS shares that are blocked for four years. However, they may elect to use 100% of their fees to purchase blocked UBS shares. In all cases, the number of shares that independent BoD members are entitled to receive is calculated with a discount of 15% below the market price prevailing at the time of issuance. In accordance with their roles, independent BoD members do not receive performance awards, severance payments or benefits. Base fees, committee retainers and any other payments to be received by independent BoD members are subject to an annual review with a proposal being submitted by the Chairman of the BoD to the HRCC, which in turn submits a recommendation to the BoD for approval. The BoD proposes the aggregate amount of BoD remuneration, including compensation for the Chairman, from AGM to AGM to shareholders for their approval.

The Remuneration details and additional information for independent BoD members table shows the remuneration received by independent BoD members between the AGM 2014 and 2015. Fees have remained unchanged during this period, and have been broadly flat since 1998. Remuneration levels for BoD members other than the Chairman ranged from CHF 475,000 to CHF 1,075,000. Total remuneration for the independent BoD members for the period between the AGM 2014 and AGM 2015 was CHF 7,100,000, down 7% year-on-year due to 10 independent BoD members in office in the reporting period compared with 11 independent BoD members in office in the prior year period.

In accordance with BoD compensation practice, one BoD member chose to use 100% of his fees, less applicable deductions, to purchase blocked UBS shares.

Loans

In line with article 33 of our Articles of Association, loans to independent BoD members are made in the ordinary course of business at general market conditions. The Chairman, as a non-independent member may receive a loan in the ordinary course of business on substantially the same terms as those granted to UBS employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. The total amount of such loans shall not exceed CHF 20 million per BoD member.

è	Refer to the “Supplemental information” section of this report and “Note 34 Related parties” in the “Financial information” section of the Annual Report 2014 for more information on loans granted to current and former BoD members
è	Refer to our corporate governance website at www.ubs.com/governance for more information

Corporate governance, responsibility
and compensation

Audited | Total payments to BoD members

CHF, except where indicated[1]	For the year	Total[2]
Aggregate of all BoD members	2014	13,039,851

	2013	13,694,516

[1]  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  [2]  This figure includes social security contributions paid by the BoD members, but excludes the portion related to the legally required social security contributions paid by UBS, which for 2014 are estimated at grant at CHF 623,790. ▲

Audited | Compensation details and additional information for non-independent BoD members

CHF, except where indicated[1]
Name, function[2]	For the year	Base salary	Annual share award[3]	Benefits[4]	Contributions to retirement benefit plans[5]	Total[6]
Axel A. Weber, Chairman	2014	3,000,000	2,566,672	113,109	260,070	5,939,851

	2013	2,000,000	3,720,000	89,446	260,070	6,069,516

[1]  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  [2]  Axel A. Weber was the only non-independent member in office on 31 December 2014 and on 31 December 2013 respectively.  [3]  These shares are blocked for four years.  [4]  Benefits are all valued at market price.  [5]  This figure includes the portion related to UBS’s contribution to the statutory pension scheme.  [6]  This figure excludes the portion related to the legally required social security contributions paid by UBS for 2014, which are estimated at grant to CHF 363,488. The legally required social security contributions paid by the non-independent BoD members are included in the amounts shown in the table above, as appropriate. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Audited | Remuneration details and additional information for independent BoD members

CHF, except where indicated[1]
Name, functions[2]	Audit Committee	Human Resources & Compensation Committee	Governance & Nominating Committee	Corporate Culture & Responsibility Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee retainer(s)	Additional payments		Total[3]	Share percentage[4]	Number of shares[5,6]
Michel Demaré,	M	M	M			2014/2015	325,000	400,000	250,000	[7]	975,000	50	34,746

Vice Chairman	M	M	M			2013/2014	325,000	400,000	250,000	[7]	975,000	50	30,834

David Sidwell,			M		C	2014/2015	325,000	500,000	250,000	[7]	1,075,000	50	38,310

Senior Independent Director			M		C	2013/2014	325,000	500,000	250,000	[7]	1,075,000	50	33,997

Reto Francioni,		M		M		2014/2015	325,000	150,000			475,000	50	16,928

member				M		2013/2014	325,000	50,000			375,000	50	11,859

Rainer-Marc Frey,						2014/2015	–	–			–	–	–

former member		M			M	2013/2014	325,000	300,000			625,000	100	37,394

Ann F. Godbehere,	M	C				2014/2015	325,000	500,000			825,000	50	29,401

member	M	C				2013/2014	325,000	500,000			825,000	50	26,091

Axel P. Lehmann,					M	2014/2015	325,000	200,000			525,000	100	35,388

member					M	2013/2014	325,000	200,000			525,000	100	31,403

Helmut Panke,		M			M	2014/2015	325,000	300,000			625,000	50	22,273

member		M			M	2013/2014	325,000	300,000			625,000	50	19,765

William G. Parrett,	C			M		2014/2015	325,000	350,000			675,000	50	24,055

member	C			M		2013/2014	325,000	350,000			675,000	50	21,347

Isabelle Romy,	M		M			2014/2015	325,000	300,000			625,000	50	22,273

member	M		M			2013/2014	325,000	300,000			625,000	50	19,765

Beatrice Weder di Mauro,	M				M	2014/2015	325,000	400,000			725,000	50	25,837

member	M				M	2013/2014	325,000	400,000			725,000	50	22,928

Joseph Yam,				M	M	2014/2015	325,000	250,000			575,000	50	20,491

member				M	M	2013/2014	325,000	250,000			575,000	50	18,184

Total 2014/2015											7,100,000

Total 2013/2014											7,625,000

Legend: C = Chairperson of the respective Committee, M = Member of the respective Committee

[1]  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  [2]  There were 10 independent BoD members in office on 31 December 2014. Rainer-Marc Frey did not stand for re-election at the AGM on 7 May 2014. There were 11 independent BoD members in office on 31 December 2013. Reto Francioni was appointed at the AGM on 2 May 2013, and Wolfgang Mayrhuber did not stand for re-election at the AGM on 2 May 2013.  [3]  This figure excludes UBS’s portion related to the legally required social security contributions which for the period from the AGM 2014 to the AGM 2015 are estimated at grant to CHF 260,302. The legally required social security contributions paid by the independent BoD members are included in the amounts shown in the table above, as appropriate.  [4]  Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in blocked UBS shares.  [5]  For 2014, UBS Group AG shares, valued at CHF 16.50 (average price of UBS Group AG shares at SIX Swiss Exchange over the last 10 trading days of February 2015), were granted with a price discount of 15% for a new value of CHF 14.03. These shares are blocked for four years. For 2013, UBS AG shares, valued at CHF 18.60 (average price of UBS AG shares at SIX Swiss Exchange over the last 10 trading days of February 2014), were granted with a price discount of 15% for a new value of CHF 15.81. These shares are blocked for four years.  [6]  Number of shares is reduced in case of the 100% election to deduct social security contributions. All remuneration payments are subject to social security contributions/withholding tax.  [7]  This payment is associated with the Vice Chairman or the Senior Independent Director function, respectively. ▲

Corporate governance, responsibility
and compensation

Our compensation governance framework

Ensuring we have strong governance and oversight of our compensation process is the responsibility of the Human Resource and Compensation Committee (HRCC). The HRCC is a committee of the Board of Directors (BoD) and consists of four independent BoD members who are elected annually by the Annual General Meeting (AGM).

Pillar 3 | Human Resources and Compensation Committee

As determined in the Articles of Association and the Organization Regulations of the firm, the HRCC serves as the supervisory body for our human resources and compensation policies. The HRCC ensures that we have appropriate governance and oversight of our compensation process, that we have strong correlation between pay and performance, and that our compensation system does not encourage inappropriate or excessive risk-taking.

Among its other responsibilities, the HRCC, on behalf of the BoD

–	reviews our Total Reward Principles
–	annually reviews and approves the design of the compensation framework, including compensation programs and plans
–	reviews performance award funding throughout the year and proposes the final performance award pool to the BoD for approval
–

together with the Group CEO, establishes performance targets, evaluates performance and proposes base salaries and annual performance awards for other GEB members to the BoD, which approves the total compensation of each GEB member

–	together with the Chairman of the BoD, establishes performance targets, evaluates performance and proposes the compensation for the Group CEO to the BoD
–	approves the total compensation for the Chairman of the BoD
–	together with the Chairman, proposes the total individual compensation for independent BoD members for approval by the BoD
–	proposes, together with the BoD, the maximum aggregate amounts of compensation for the BoD and for the GEB, to be submitted for approval by the AGM
–	reviews the Compensation Report and approves any material public disclosures of compensation matters

Activities of the HRCC for 2014/2015

For 2014, the HRCC spent a considerable amount of time on compensation-related matters. Besides their regular activities in relation to their role and responsibility, they also reviewed 2014 specific compensation-related topics.

Regular activities	Specific activities for 2014/2015

–  Regular review of the accruals and full-year forecast for the performance award pool funding

–  Based on a balanced scorecard, establishment and review of the achievement of the quantitative and qualitative performance targets for each GEB member, including the Group CEO, and informing the BoD on the assessment as the basis for approval of the respective individual variable performance awards for the GEB members, including the Group CEO

–  Review and recommendation of the remuneration of the BoD members (including the Chairman) and of the compensation of the GEB (including the Group CEO), respectively

–  Review of the performance achievement in respect of the vesting of awards which contain specific performance conditions under the UBS compensation plans

–  Monitoring of market trends and regulatory developments in compensation matters and review of any proposals related to the implementation of the compensation framework for both GEB members and other employees

–  Review and approval of the UBS peer group for executive compensation benchmarking purposes

–  Periodic engagement with the Risk Committee to review risk management in the compensation processes

–  Regular engagement in stakeholder communication on compensation-related matters

–  Ensuring the preparation of the annual Compensation Report for UBS shareholders

–  Review of governance matters, such as the HRCC charter and its roles and responsibilities under UBS’s Organization Regulations

–  Monitoring of progress in relation to specific human capital topics within UBS, for example, diversity

–  Detailed review and advice on the impact of matters related to our foreign exchange business to ensure that this was appropriately reflected in the final disciplinary decisions and in the related compensation decisions

–  Review the impact of the UBS share-for-share exchange on our deferred compensation plans

–  Regular engagement with key regulators on compensation matters

–  Review and approval of the compensation-related proposals in relation to the implementation of the Ordinance against Excessive Compensation in Listed Stock Corporations (binding say-on-pay vote)

–  Review and approval of the compensation-related proposals in relation to the implementation of the Capital Requirements Directive IV regime

–  Review and approval of any compensation framework-related changes such as the modifications to DCCP to make these awards additional tier 1 capital compliant

Advisory vote

Corporate governance, responsibility and compensation

Compensation

The HRCC meets at least four times a year. In 2014, the HRCC held seven meetings and three conference calls for UBS AG and one meeting and one telephone conference for UBS Group AG with an average attendance of 88%. The Chairman of the BoD and the Group CEO were present at all meetings, however, they were absent during discussions related to their own compensation. The Chairperson of the HRCC may also invite other executives to join the meeting in an advisory capacity. No individual is allowed to attend meetings during which specific decisions will be made about their own compensation. Such decisions are at the discretion of the HRCC and the BoD.

Following such meetings the Chairperson of the HRCC reports to the BoD on the activities of the HRCC and the matters debated. In addition, where necessary, the Chairperson submits proposals for approval by the full BoD. The minutes of HRCC meetings are made available to all members of the BoD.

On 31 December 2014, the HRCC members were Ann F. Godbehere, who chairs the committee, Michel Demaré, Reto Francioni and Helmut Panke. ▲

External advisors

Pillar 3 | The HRCC may retain external advisors to support it in fulfilling its duty. In 2014, Hostettler, Kramarsch & Partner provided impartial advice on compensation matters. The company holds no other mandates with UBS. The compensation consulting firm Towers Watson, appointed by Human Resources, continued to provide the HRCC with data on market trends and benchmarks, including in relation to GEB and BoD compensation. Various subsidiaries of Towers Watson provide similar data to Human Resources in relation to compensation at lower levels of the organization. Towers Watson holds no other compensation-related mandates with UBS. ▲

The Risk Committee’s role in compensation

EDTF | We are engaged in a risk management business and our success depends on prudent risk-taking. We will not tolerate inappropriate behavior that can harm the firm, its reputation or the interests of our various stakeholders. The Risk Committee, a BoD committee, works closely with the HRCC to ensure our approach to compensation reflects proper risk management and control. The Risk Committee supervises and sets appropriate risk management and control principles and receives regular briefings on how risk is factored into the compensation process. It also monitors Risk Control’s involvement in compensation and reviews risk-related aspects of the compensation process. ▲

è	Refer to our corporate governance website at www.ubs.com/governance for more information

Compensation authorities

The BoD has the ultimate responsibility for approving the compensation strategy proposed by the HRCC, a BoD committee that determines the appropriate level of resources for compensation matters.

Recipients	Compensation recommendations developed by	Approved by	Communicated by
Chairman of the BoD	Chairperson of the HRCC	HRCC[1]	HRCC
Independent BoD members (remuneration system and fees)	HRCC and Chairman of the BoD	BoD[1]	Chairman of the BoD

Group CEO	HRCC and Chairman of the BoD	BoD[1]	Chairman of the BoD

Other GEB members	HRCC and Group CEO	BoD[1]	Group CEO

Key Risk Takers	Respective GEB member together with functional management team	Divisional pools: HRCC Overall pool: BoD	Line manager

Recipients	Variable compensation recommendations developed by	Approved by	Communicated by
Employees	Respective GEB member together with functional management team	Divisional pools: HRCC Overall pool: BoD	Line manager

1  Aggregate compensation for the GEB and aggregate remuneration for the BoD are subject to shareholder approval.

Corporate governance, responsibility
and compensation

Shareholder engagement and say-on-pay vote at the AGM

The BoD and the HRCC are committed to maintaining an ongoing dialogue with our shareholders to ascertain their perspectives on developments and trends in compensation matters. In this context, we implemented the annual advisory vote on the Compensation Report already in 2009 to provide shareholders with the opportunity to express their views on our compensation framework for the GEB members and the BoD.

Beginning with the AGM 2015, and in line with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations, we will also seek binding shareholder approval of the aggregate compensation for the GEB and aggregate remuneration for the BoD.

The say-on-pay requirements provided for in the Articles of Association (AoA) were approved at the AGM 2014.

The BoD believes that prospective approval of the fixed remuneration for the BoD and the GEB provides the firm and its governing bodies with the certainty needed to operate effectively. Further, the shareholders’ approval of the GEB’s variable compensation retrospectively is consistent with the alignment of the total compensation for the GEB to performance and contribution and to developments in the market landscape. The combination of the binding votes on compensation and the advisory vote on the compensation framework reflects our full commitment to ensuring that our shareholders have a true say-on-pay.

The table below provides details on the elements subject to shareholder approval at the AGM 2015. Further details on these votes will be provided in the invitation to the AGM 2015.

Say-on-pay – Compensation-related votes at the AGM 2015

Binding vote on BoD remuneration	The BoD proposes that the shareholders prospectively approve the maximum aggregate amount of remuneration for the BoD for the period from AGM 2015 to AGM 2016. This ensures that the term of office and the compensation period are aligned. The AGM 2015 invitation will set out the amount and details.
Binding vote on fixed GEB compensation	The BoD proposes that the shareholders prospectively approve the maximum aggregate amount of fixed compensation for the GEB for the financial year 2016. The AGM 2015 invitation will set out the amount and further details.
Binding vote on GEB variable compensation	The BoD proposes that the shareholders retrospectively approve the aggregate amount of variable compensation of the GEB for the performance year 2014. The AGM 2015 invitation will set out the amount and further details.
Advisory vote on Compensation Report	The BoD proposes that the shareholders approve the Compensation Report 2014. This provides us with valuable feedback on our compensation practice in relation to the Compensation Framework 2014, governance and policy.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Provisions of the Articles of Association in relation to compensation

Under the new say-on-pay provisions in Switzerland, shareholders of Swiss-listed companies have more influence over board and management compensation. This is achieved by means of an annual binding say-on-pay vote and additional provisions in the Articles of Association (AoA). The Group’s revised AoA were approved at the AGM 2014 and include the following provisions related to compensation:

Say-on-pay: The AGM shall approve the proposals of the BoD in relation to the maximum aggregate amount of compensation of the BoD for the period until the next AGM, the maximum aggregate amount of fixed compensation of the GEB for the following financial year and the aggregate amount of variable compensation of the GEB for the preceding financial year. The BoD may submit for approval deviating or additional proposals. In the event the AGM does not approve a proposal the BoD shall determine, taking into account all relevant factors, an aggregate amount or partial amounts for subsequent approval by shareholders.

Principles of compensation: compensation of the BoD comprises a base remuneration and may comprise other compensation elements and benefits. Compensation of the GEB consists of fixed and variable compensation elements. Variable compensation elements depend on quantitative and qualitative performance measures as determined by the BoD. Remuneration of the BoD and compensation of the GEB may be paid or granted in the form of cash, shares, financial instruments or units, in kind or in the form of benefits. The BoD determines the key features such as grant, vesting, exercise and forfeiture conditions and applicable harmful acts provisions.

Additional amount for GEB members hired after the vote on the aggregate amount of compensation by the AGM: for the compensation of GEB members who will be appointed after the approval of compensation by the AGM, and to the extent that the aggregate amount of compensation as approved does not suffice, an amount of up to 40% of the average of total annual compensation paid or granted to the GEB during the previous three years is available without further approval of the AGM.

è	Refer to our corporate governance website at www.ubs.com/governance

Say-on-pay – Time-based delineation of BoD remuneration/GEB compensation, subject to shareholder approval

The following chart shows the prospective and retrospective elements of the say-on-pay votes

Shareholder approval requested at the AGM 2015	2014		2015	2016
Aggregate BoD remuneration (AGM 2015 to AGM 2016)		●	Remuneration period
Aggregate 2016 fixed compensation for the GEB		●		Compensation period
Aggregate 2014 variable compensation for the GEB	Performance period	●
Advisory vote on the 2014 Compensation Report	Compensation Framework	●

● Voting at the AGM 2015

Corporate governance, responsibility
and compensation

Our compensation model for employees other than GEB members

We view compensation as a means to align employees’ long-term interests with those of our clients, share- and debt-holders. Throughout the firm, the effect that an employee’s role has on contributing to greater sustainable performance for UBS is a key factor in determining compensation. Our Total Reward Principles directly influence how we structure compensation. We strive to find the right balance of return for both our employees and our stakeholders. The elements that generally make up an employee’s total reward typically consist of a base salary, a performance award and pension contributions and benefits. The performance award may comprise a shorter-term immediate cash performance award and a longer-term deferred performance award. This balanced mix of shorter-term and longer-term compensation encourages appropriate risk-taking and behaviors that produce sustainable performance.

Total Reward Principles

Pillar 3 | Our compensation framework is based on our Total Reward Principles, particularly in terms of integrating risk control and managing performance, as well as in specifying how we structure our compensation and performance award pool funding. Our Total Reward Principles reflect our focus on pay for performance, sustainable profitability, sound governance and risk awareness, and support the firm’s strategy by promoting and rewarding behaviors that enhance the firm’s position and reputation. ▲

Base salary

Pillar 3 | Employees’ base salaries reflect their skills, role, and experience, as well as local market practices. They are fixed and usually paid monthly or semi-monthly. Since 2011, salary increases have been limited. We offer our employees competitive base salaries, although salary levels will vary greatly between functions and locations. With effect from March 2015, total base salaries were increased by CHF 128 million, or 2.0%. Such increases will continue to be focused on those employees who were promoted, those with scarce or in-demand skillsets, or those who delivered a very strong performance or took on increased responsibilities.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

As a firm, we focus on total compensation. For example, 2014 performance award pools take account of salary increases granted earlier in the year. We will continue to review salaries and performance awards in light of market developments, performance, affordability and our commitment to deliver sustainable returns to our shareholders.

In addition to a base salary, some regulated employees may receive a role-based allowance as described in the UK Code Staff section of this report. The introduction of this allowance represents a shift in the compensation mix between fixed and variable compensation and is not an increase in total compensation. ▲

Pensions, benefits, and employee share purchase program

Pillar 3 | We offer certain benefits such as health insurance and retirement benefits. While these benefits may vary depending on the employee’s location, they are competitive within each of the markets in which we operate.

While pension contributions and pension plans vary across locations and countries in accordance with local requirements and market practice, pension plan rules in any location are generally the same for all employees in that location, including management.

The Equity Plus Plan is our employee share purchase program. It allows employees below the rank of Managing Director to contribute up to 30% of their base salary and/or up to 35% of their performance award (up to CHF/USD 20,000 annually) toward the purchase of UBS shares. Eligible employees may purchase UBS shares at market price and they receive one matching share for every three shares purchased through the program. Shares purchased under the Equity Plus Plan are generally blocked from sale for a maximum of three years from the time of purchase. The matching shares vest after three years, subject to continued employment with the firm. ▲

è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of the Annual Report 2014 for more information on the various major post-employment benefit plans established in Switzerland and other countries

Performance award

Pillar 3 | Most of our employees are considered for an annual discretionary performance award. The level of the award depends on the firm’s overall performance, the employee’s business division, and the individual’s performance and reflects their overall contributions. The award is at the complete discretion of the firm. To link pay with performance, the key performance indicators used to measure our progress in executing our strategy are taken into account when determining the size of each divisional performance award pool. They are also used as a basis for setting specific performance conditions for vesting of certain deferred compensation plan grants.

Beyond the firm’s principles around client focus, excellence and sustainable performance, on an individual level, behaviors such as integrity, collaboration and challenge are part of the performance management approach. As a result, we not only take the “what” into account when assessing performance, but also “how” such objectives were achieved, which are important to our long-term success. ▲

Benchmarking

Pillar 3 | Because of the diversity of our businesses the companies we use as benchmarks vary with, and are dependent on, the relevant business divisions and locations, as well as the nature of the positions involved. For certain businesses or positions, we may take into account other major international banks, additional large Swiss private banks, private equity firms, hedge funds and non-financial firms. Furthermore, we also benchmark employee compensation internally for comparable roles within and across business divisions and locations. ▲

Corporate governance, responsibility
and compensation

Deferral of performance awards

Pillar 3 | If an employee’s total compensation exceeds CHF/USD 300,000 a significant part of their performance award will be deferred for up to five years. Our goal is to focus our employees on the longer-term profitability of the firm.

In practice, this means that employees with the highest levels of compensation have a higher effective deferral rate. The deferral increases at higher marginal rates in line with the value of the performance award, with the lowest deferral rate set at 40% of the performance award and the highest rate at 75%. In addition, the portion paid out in immediate cash is capped at CHF/USD 1 million. Anything in excess of this cap is deferred as notional shares under the Equity Ownership Plan (EOP). The effective deferral rate therefore depends on the value of the performance award and the value of the total compensation.

Of the deferred annual performance award, 60% is deferred in UBS notional shares under the EOP and the remaining 40% is deferred in notional instruments under the Deferred Contingent Capital Plan (DCCP). Global Asset Management employees receive 75% of their deferred performance awards in notional funds under the EOP and the remaining 25% under the DCCP. The average deferral period of the deferred awards for employees below GEB level for 2014 was 3.5 years. ▲

è	Refer to the “Our deferred variable compensation plans” section of this report for more information about the terms of our deferred variable compensation plans, including the forfeiture provisions to which they are subject, and the terms applicable to Global Asset Management employees
è	Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information on specific local plans with deferral provisions that differ from those described here

Other variable compensation components

Pillar 3 | To support hiring and retention, particularly at senior levels, we may offer certain other compensation program components. These include:

–

Replacement payments to compensate employees for deferred awards forfeited as a result of joining UBS. Such payments are industry practice and are often necessary to attract senior candidates who generally have a significant portion of their awards deferred at their current employer and where continued employment is required to avoid forfeiture.

–	Retention payments made to key employees to induce them to stay, particularly during critical periods for the firm.
–

On a very limited basis, guarantees may be required to attract individuals with certain skills and experience. These awards, which are fixed incentives to which our standard deferral applies, are paid regardless of future events, but are limited to the first performance year.

–

Awards that may be granted to employees hired late in the year to replace performance awards that they would have earned at their previous employer, but have forfeited by joining UBS. These awards are structured with the same level of deferral as employees at similar level at UBS. In addition, in very exceptional cases, candidates may be offered sign-on payments to increase the chances of them accepting an offer.

–

Severance payments made to employees in redundancy cases when they have been asked to leave as part of a reduction in workforce. These are governed by location-specific severance policies. We offer severance terms which comply with the applicable local laws (“legally obligated severance”). In certain locations, we may provide severance packages that are negotiated with our local social partners that go beyond these minimum legal requirements (“standard severance”). In addition,

Sign-on payments, replacement payments, severance payments and guarantees
	Total 2014	Of which expenses recognized in 2014[3]	Of which expenses to be recognized in 2015 and later	Total 2013[4]	Number of beneficiaries

CHF million, except where indicated					2014	2013[4]
Total sign-on payments	20	13	7	18	162	165

of which: GEB members	0	0	0	0	0	0

of which: Key Risk Takers[1]	4	2	2	9	5	7

Total replacement payments	81	8	72	67	275	209

of which: GEB members	0	0	0	0	0	0

of which: Key Risk Takers[1]	27	1	25	30	17	15

Total guarantees	47	15	31	34	54	52

of which: GEB members	0	0	0	0	0	0

of which: Key Risk Takers[1]	18	4	14	15	6	7

Total severance payments[2]	176	171	5	138	1,667	2,291

of which: GEB members	0	0	0	0	0	0

of which: Key Risk Takers[1]	3	1	2	2	2	2

[1]  Expenses for Key Risk Takers are full-year amounts for individuals in office on 31 December 2014. Key Risk Takers include employees with a total compensation exceeding CHF/USD 2.5 million (Highly-Paid Employees).  [2]  Severance payments include legally obligated and standard severance, as well as supplemental severance payments of CHF 14 million.  [3]  Expenses before post-vesting transfer restrictions.  [4]  2013 figures as reported in our Annual Report 2013.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

we may make severance payments that exceed legally obligated or standard severance payments (“supplemental severance”) where we believe that they are aligned with market practice and appropriate under the circumstances. ▲

Compensation for financial advisors in Wealth Management Americas

Pillar 3 | In line with market practice for US brokerage businesses, the compensation system for financial advisors in Wealth Management Americas is based on production payout and awards. Production payout, paid monthly, is primarily based on revenue generated. Advisors may also qualify for year-end awards, most of which are deferred for between six and 10 years. The awards are based on strategic performance measures which may include production, length of service, NNM brought in, and/or production related to advisory fees and financial planning. Production payout rates and awards may be reduced if financial advisors make repeated or significant transaction errors and/or demonstrate negligence or carelessness or otherwise fail to comply with the firm’s rules, standards, practices and policies and/or applicable law. ▲

Key Risk Takers

Pillar 3 | Key Risk Takers are defined as those employees who can materially set, commit or control significant amounts of the firm’s resources and/or exert significant influence over its risk profile.

This includes employees who work in front-office roles, logistics and control functions. Identifying Key Risk Takers is part of the Risk Control framework and an important element in ensuring we incentivize only appropriate risk-taking. We currently have 625 individuals classified as Key Risk Takers, including all 10 GEB members. This population also includes employees with a total compensation exceeding CHF/USD 2.5 million (Highly-Paid Employees) if they have not already been identified as Key Risk Takers during the performance year. This threshold has been converted to one of total compensation from the previous CHF/USD 2 million performance award threshold. Compensation of GEB members is disclosed separately in this report.

Key Risk Takers identified at any point in time in the performance year are subject to a performance evaluation by the control functions. The vesting of their deferred awards is contingent on meeting Group and/or divisional performance conditions. Like all other employees, Key Risk Takers also are subject to forfeiture or reduction of the deferred portion of their compensation if they commit harmful acts.

The same compensation measures apply to all Group Managing Directors (GMDs), regardless of whether they are classified as Key Risk Takers or not. GMDs receive part of their annual performance award under the EOP and the DCCP, with the vesting of their EOP awards contingent on the same performance conditions to which Key Risk Takers are subject.

All Key Risk Takers are subject to the mandatory deferral of at least 50% of their performance award regardless of whether or not the UBS deferral threshold has been met. This is in order to comply with regulatory requirements. ▲

Pillar 3 | Fixed and variable compensation for Key Risk Takers[1]
	Total for the year ended 2014		Not deferred		Deferred[2]		Total for the year ended 2013[3]
CHF million, except where indicated	Amount	%	Amount	%	Amount	%	Amount
Total compensation
Amount	1,178	100	540	46	637	54	1,041
Number of beneficiaries	615						543
Fixed compensation[4]	351	30	323	92	28	8	235
Cash-based	323	27	323	100	0		235
Equity-based	28	2	0		28	100	0
Variable compensation	827	70	217	26	610	74	806
Immediate cash	217	18	217	100	0		214
Equity Ownership Plan (EOP)	383	33	0		383	100	378
Deferred Contingent Capital Plan (DCCP)	227	19	0		227	100	214

1  Includes employees with a total compensation exceeding CHF/USD 2.5 million (Highly-Paid Employees), excluding GEB members.  2  This is based on the specific plan vesting and reflects the total value at grant which may differ from the accounting expenses.  3  2013 figures as reported in our Annual Report 2013.  4  Includes base salary and role-based allowances. ▲

Corporate governance, responsibility
and compensation

UK Code Staff

In accordance with guidance issued by the UK Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA), we have identified a group of 416 employees, consisting of senior management, risk takers, staff engaged in control functions and any employee receiving total remuneration that takes them into the same remuneration bracket as these groups and whose professional activities have a material impact on the firm’s risk profile, as so-called UK Code Staff. Compensation measures that apply to UK Code Staff are generally similar to those applied to Key Risk Takers. However, due to specific UK PRA/FCA requirements, 50% of UK Code Staff performance awards that are paid out immediately are delivered in UBS shares, which are blocked for six months. In addition, any notional shares granted to UK Code Staff under the EOP for their performance in 2014 will be subject to an additional six-month blocking period upon vesting. Performance awards granted to UK Code Staff from 2015 onwards are also subject to clawback provisions for a period of up to seven years after award. The clawback provisions stipulate that UBS can require the repayment of any discretionary performance award (both the immediate and deferred element) if the employee contributes substantially to the Group incurring significant financial losses or to a significant downward restatement of the Group’s or a business division’s results, or engages in misconduct and/or fails to take expected actions which contributed to significant reputational harm to the Group.

In line with market practice, UK Code Staff may receive a role-based allowance in addition to their base salary. This allowance reflects the market value of a specific role and, unlike salary, is only paid as long as the employee is within such a role. Importantly, the introduction of this allowance represents a shift in the compensation mix between fixed and variable compensation and not an increase in total compensation. With respect to 2014, the allowance consisted of an immediate cash portion which was paid in December 2014 along with, if applicable, a deferred UBS notional share award. The deferred portion vests in equal portions in years 2 and 3 respectively. Where required, other EU regulated employees have similar structures to comply with local requirements.

Control functions and Group Internal Audit

Pillar 3 | To monitor risk effectively, our control functions, Risk Control (including Compliance), Finance and Legal, must be independent. To support this, their compensation is determined independently from the revenue producers that they oversee, supervise or support. Their performance award pool is not based on the performance of these businesses, but instead reflects the performance of the firm as a whole. In addition, we consider other factors such as how well the function has performed, together with our market positioning. Decisions regarding individual compensation for the senior managers of the control functions are made by the function heads and approved by the Group CEO. Decisions regarding individual compensation within Group Internal Audit (GIA) are made by the Head of GIA and approved by the Chairman. Total compensation for the Head of GIA is approved by the HRCC. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Our deferred variable compensation plans for 2014

To ensure our employees’ and stakeholders’ interests are aligned and that compensation is appropriately linked to longer-term sustainable performance, all variable compensation plans require a significant part of performance awards above a total compensation threshold to be deferred in UBS notional shares and UBS notional instruments for up to five years. All these plans include forfeiture provisions and performance conditions.

Equity Ownership Plan

Pillar 3 | The Equity Ownership Plan (EOP) is a mandatory deferral plan for all employees with total compensation greater than CHF/USD 300,000. These employees receive at least 60% of their deferred performance award under the EOP in notional shares and are eligible to receive reinvested dividend equivalents. For 2014, over 5,000 employees received EOP awards. EOP awards are granted annually.

The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred portion if an employee commits certain harmful acts or in most cases of terminated employment.

EOP awards granted to Global Asset Management employees have a different vesting schedule and deferral mix, as shown in the table below, and are granted as cash-settled notional funds.

The vesting of an EOP award granted to GEB members, GMDs and Key Risk Takers (including Highly-Paid Employees) depends on both Group and divisional performance. Group performance is measured by the average adjusted Group return on tangible equity (RoTE). Divisional performance is measured by the average adjusted divisional return on attributed equity (RoAE). For Corporate Center employees, it is measured by the average of the RoAE for all business divisions excluding the Corporate Center (Continuing Businesses RoAE). By linking the vesting of EOP awards with a return on equity over a two to five-year time horizon, we focus our employees on developing and managing the business in a way that delivers sustainable returns. We believe that Group RoTE provides a more consistent basis to measure performance than the Group’s return on shareholders’ equity (RoE), which includes goodwill and intangibles.

At Group level, the performance condition threshold of RoTE is set at 8%. This compares to a target RoTE of around 10% for 2015.

Corporate governance, responsibility
and compensation

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

The purpose of the business divisional threshold is to reduce the amount of the EOP award that vests for any business division that does not meet its performance target. Therefore, if the business divisional RoAE threshold (see table below) is met, no adjustment is made to the EOP award. If, however, the RoAE falls below the threshold but is above 0% for any business division, the award will be partially forfeited. The extent of the forfeiture depends on how much the actual RoAE falls below the threshold for that business division, and can be up to 40%. If the actual RoAE for a business division is 0% or negative, the installment will be fully forfeited for that business division. The HRCC assesses the achievement of the performance conditions. The example on the following page shows how we determine the percentage vesting. ▲

Performance condition for EOP awards granted in February 2015

	Installment vesting after	Applicable performance period
GEB	3 years	2015, 2016 and 2017
	4 years	2016, 2017 and 2018
	5 years	2017, 2018 and 2019

GMDs, Key Risk Takers (including Highly-Paid Employees)	2 years	2015 and 2016
	3 years	2015, 2016 and 2017

Group RoTE threshold
Group RoTE threshold		≥8%

Business divisional RoAE thresholds (or, for Corporate Center employees, Continuing Businesses RoAE threshold)

Wealth Management	≥	50%
Wealth Management Americas	≥	25%
Retail & Corporate	≥	20%
Global Asset Management	≥	25%
Investment Bank	≥	15%
Corporate Center	≥	20%

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Deferred Contingent Capital Plan (DCCP)

Pillar 3 | The DCCP is a mandatory deferral plan for all employees with total compensation greater than CHF/USD 300,000. Such employees receive 40% of their deferred performance award under the DCCP, with the exception of Global Asset Management employees, who receive 25% of their deferred performance awards under the plan. For 2014, over 5,000 employees received DCCP awards. DCCP awards are granted annually.

Employees are awarded notional additional tier 1 (AT1) instruments which can be settled either in the form of a cash payment or a perpetual, marketable AT1 instrument, at the discretion of the firm.

Awards vest in full after five years subject to there being no trigger event. Awards granted under the DCCP forfeit if our phase-in tier 1 capital ratio falls below 10% for GEB members and 7% for all other employees. In addition, awards are also forfeited if a viability event occurs, that is, if FINMA provides a written notice to UBS that the DCCP must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. For GEB members, an additional performance condition applies. If UBS does not achieve an adjusted profit before tax for any year during the vesting period, GEB members forfeit 20% of their award for each loss-making year.

The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred portion if an employee commits certain harmful acts or in most cases of terminated employment.

Under the DCCP, employees may receive discretionary annual interest payments. The notional interest rate for grants in 2015 is 7.125% for awards denominated in US dollars and 4% for awards denominated in Swiss francs. These interest rates are based on the current market rates for such AT1 instruments. Such interest will be paid out annually subject to review and confirmation by UBS. ▲

è	Refer to “Performance awards granted for the 2014 performance year,” “Performance award expenses in the 2014 performance year” and “Total personnel expenses for 2014” in the “Supplemental information” section of this report for more information
è	Refer to “Vesting of outstanding awards granted in prior years impacted by performance conditions” and “Discontinued plans” section of this report for more information on past awards

Corporate governance, responsibility
and compensation

Supplemental information

Performance awards granted for the 2014 performance year

The Total variable compensation table shows the amount of variable compensation awarded to employees for the performance year 2014, together with the number of beneficiaries for each type of award granted. We define variable compensation as the discretionary, performance-based award pool for the given year. In the case of deferred awards, the final amount paid to an employee depends on performance conditions and consideration of relevant forfeiture provisions. The deferred share award amount is based on the market value of these awards on the date of grant.

The Deferred compensation table shows the current economic value of unvested outstanding deferred variable compensation awards subject to ex-post adjustments. For share-based plans, the economic value is determined based on the closing share price on 30 December 2014. For notional funds, it is determined using the latest available market price for the underlying funds at year-end 2014, and for deferred cash plans, it is determined based on the outstanding amount of cash owed to award recipients. All awards made under our deferred variable compensation plans listed in the Deferred compensation table are subject to ex-post adjustments, whether implicitly, through exposure to share price movements, or explicitly, for example, through forfeitures instigated by the firm. Accordingly, their value can change over time. The amounts shown in the column relating to awards for prior years already take into account ex-post implicit adjustments that occurred as a result of share price movements between the respective dates on which these awards were granted and 30 December 2014.

è	Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information

Pillar 3 | Total variable compensation1

	Expenses		Expenses deferred to future periods		Adjustments[2]		Total		Number of beneficiaries
CHF million, except where indicated	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Cash performance awards	1,822	1,942	0	0	(4)	(24)	1,818	1,918	46,298	46,593

Deferred Contingent Capital Plan	155	152	312	348	0	0	467	500	5,248	5,286

Deferred cash plans[3]	0	2	0	7	0	0	0	9	0	23

UBS share plans	215	190	459	520	44	41	718	751	4,897	4,931

Equity Ownership Plan – notional funds	24	19	36	37	0	0	60	56	397	370

Total performance award pool	2,216	2,305	807	912	40	17	3,063	3,234	46,305	46,620

	Expenses		Expenses deferred to future periods		Adjustments		Total
CHF million, except where indicated	2014	2013	2014	2013	2014	2013	2014	2013

Total variable compensation – other[4]	260	152	307	340	(121)[5]	(101)[5]	446	391

	Expenses		Expenses deferred to future periods		Adjustments[2]		Total		Number of beneficiaries
CHF million, except where indicated	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Total WMA financial advisor compensation[6]	2,539	2,334	754	592	14	0	3,307	2,926	6,997	7,137

[1]  The total “performance award” paid to employees for the performance years 2014 (CHF 3,063 million) and 2013 (CHF 3,234 million). Expenses under “Total variable compensation – other” and “Total WMA financial advisor compensation” are not part of UBS’s performance award pool.  [2]  Adjustments relating to post-vesting transfer restrictions and other adjustments.  [3]  Deferred cash plans include a specific regional deferred cash plan which is not part of the Group’s compensation delivery framework.  [4]  Replacement payments and retention plan payments including the 2012 Special Plan Award Program.  [5]  Included in expenses deferred to future periods is an amount of CHF 121 million (prior year CHF 101 million) relating to future interest on the DCCP. As the amount recognized as performance award represents the present value of the award at the date granted to the employee, this interest amount is adjusted out in the analysis.  [6]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Performance award expenses in the 2014 performance year

The performance award expenses include all immediate expenses related to 2014 compensation awards and expenses deferred to 2014 related to awards made in prior years. The chart “Amortization of deferred compensation” shows the amount at the end of 2014 of unrecognized awards to be amortized in subsequent years. This was CHF 1.6 billion for both 2014 and 2013.

Pillar 3 | The table below shows the value of actual ex-post explicit and implicit adjustments to outstanding deferred compensation in the financial year 2014. Ex-post adjustments occur after an award has been granted. Ex-post explicit adjustments occur when we adjust compensation by forfeiting deferred awards. Ex-post implicit adjustments are unrelated to any action taken by the firm and occur as a result of share price movements that impact the value of an award. The total value of ex-post explicit adjustments made to UBS shares in 2014, based on the approximately 7 million shares forfeited during 2014, is a reduction of CHF 121 million. This includes partial forfeiture of the vesting installment of Performance Equity Plan 2011 of 60% due to performance conditions by end of 2013 not having been fully achieved. The total value of ex-post explicit adjustments made to UBS options and share-settled stock appreciation rights (SARs) in 2014, based on the approximately 0.1 million options/SARs forfeited during 2014, is a reduction in value of CHF 1 million. The size of implicit adjustments is mainly due to an increase in the share price. However, the share price as of year-end means that many of the options previously granted remain out of the money. Hence, the majority of outstanding option awards had no intrinsic value at the end of 2014. ▲

Pillar 3 | Deferred compensation1, 2

CHF million, except where indicated	Relating to awards for 2014	Relating to awards for prior years[3]	Total	of which exposed to ex-post adjustments	Total deferred compen- sation at year-end 2013
Deferred Contingent Capital Plan	467	957	1,424	100%	965

Equity Ownership Plan	718	2,758	3,476	100%	3,795

Equity Ownership Plan – notional funds	60	438	498	100%	503

Discontinued deferred compensation plans[4]	0	260	260	100%	336

Total	1,245	4,413	5,658		5,599

1  This is based on specific plan vesting and reflects the economic value of the outstanding awards, which may differ from the accounting expenses.  2  Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information.  3  This takes into account the ex-post implicit adjustments, given the share price movements since grant.  4  Cash Balance Plan (CBP), Senior Executive Equity Ownership Plan (SEEOP), Performance Equity Plan (PEP), Incentive Performance Plan (IPP), Deferred Cash Plan (DCP). ▲

Pillar 3 | Ex-post explicit and implicit adjustments to deferred compensation in 20141

	Ex-post explicit adjustments[4]		Ex-post implicit adjustments to unvested awards[5]
CHF million	2014	2013	2014	2013
	31.12.14	31.12.13	31.12.14	31.12.13
UBS notional instruments (DCCP)	(42)	(27)

UBS shares (EOP, IPP, PEP, SEEOP)[2]	(121)	(234)	218	368

UBS options (KESOP) and SARs (KESAP)[2]	(1)	(1)

UBS notional funds (EOP)[3]	(3)	(20)	16	51

[1]  Compensation (performance awards and other variable compensation) relating to awards for previous performance years.  [2]  IPP, PEP, SEEOP, Key Employee Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP) are discontinued deferred compensation plans. [3]  Awards granted under this plan are cash-settled and 100% susceptible to ex-post implicit adjustments.  [4]  Ex-post explicit adjustments are calculated as units forfeited during the year, valued at the share price on 30 December 2014 (CHF 17.09) and on 30 December 2013 (CHF 16.92) for UBS shares and valued with the fair value at grant for UBS options. For the notional funds awarded to Global Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2014 and 2013. For DCCP the fair value at grant of the forfeited awards during the year is reflected.  [5]  Ex-post implicit adjustments for UBS shares are calculated based on the difference between the weighted average grant date fair value and the share price at year end. The amount for notional funds is calculated using the mark-to-market change during 2014 and 2013. ▲

Corporate governance, responsibility
and compensation

Total personnel expenses for 2014

The table Personnel expenses shows our total personnel expenses for 2014. As of 31 December 2014, there were 60,155 employees. It includes salaries, pension contributions and other personnel costs, social security contributions and variable compensation. Variable compensation includes discretionary cash performance awards paid in 2015 for the 2014 performance year, the amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to employees who are eligible for retirement in the context of the compensation framework at the date of grant.

The performance award pool reflects the value of discretionary performance awards granted relating to the 2014 performance year, including awards that are paid out immediately and those that are deferred. To determine our variable compensation expenses, the following adjustments are required in order to reconcile the performance award pool to the accounting expenses recognized in the Group’s financial statements prepared in accordance with IFRS:

–	reduction for the unrecognized future amortization (including accounting adjustments) of unvested deferred awards granted in 2015 for the performance year 2014
–	addition for the 2014 amortization of unvested deferred awards granted in prior years

As a large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted in prior years forms a significant part of the IFRS accounting expenses in both 2013 and 2014.

è	Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information

Pillar 3 | Personnel expenses

	Expenses
CHF million	Relating to awards for 2014	Relating to awards for prior years	Total 2014	2013	2012
Salaries[1]	6,269	0	6,269	6,268	6,814
Cash performance awards	1,822	(108)	1,714	1,912	1,373

Deferred Contingent Capital Plan	155	194	349	248	145

Deferred cash plans	0	12	12	55	154

UBS share plans	215	465	680	692	1,202

UBS share option plans	0	0	0	0	14

Equity Ownership Plan – notional funds	24	41	65	79	112

Total variable compensation – performance awards[2]	2,216	604	2,820	2,986	3,000
of which: guarantees for new hire	21	27	48	76	134

Variable compensation – other[2]	260	206	466	288	367

of which: replacement payments[3]	11	70	81	78	109
of which: forfeiture credits	0	(70)	(70)	(146)	(174)
of which: severance payments[4]	162	0	162	114	303
of which: retention plan and other payments	86	206	292	242	128
Contractors	234	0	234	190	214
Social security	729	62	791	792	768
Pension and other post-employment benefit plans[5]	711	0	711	887	18
Wealth Management Americas: financial advisor compensation[2,6]	2,539	846	3,385	3,140	2,873
Other personnel expenses	586	19	605	631	682
Total personnel expenses[7]	13,543	1,737	15,280	15,182	14,737

1  Includes role-based allowances.  2  Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information.  3  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS. This table includes the expenses recognized in the financial year (mainly the amortization of the award).  4  Includes legally obligated and standard severance payments.  5  2014 included credits of CHF 41 million related to changes to retiree benefit plans in the US. 2012 included a credit of CHF 730 million related to changes to our Swiss pension plan and a credit of CHF 116 million related to changes to retiree benefit plans in the US. Refer to “Note 28 Pension and other post-employment benefit plans” of the “Financial information” section of the Annual Report 2014 for more information.  6  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.  7  Includes net restructuring charges of CHF 327 million, CHF 156 million and CHF 358 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to “Note 32 Changes in organization” in the “Financial information” section of the Annual Report 2014 for more information. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Vesting of outstanding awards granted in prior years impacted by performance conditions

The table below shows the extent to which the performance conditions of awards granted in prior years have been met and the percentage of the award which vests in 2015.

Vesting of awards with performance conditions

Incentive Performance Plan 2010

Performance conditions	Performance achieved	% of installment vesting
The number of performance shares which vest depends on the achievement of the share price target measured by reference to the UBS share price during the last three months in 2014, adjusted for any dividends and other distributions paid during the performance period	Based on the UBS share price during Q4 of 2014, the HRCC has determined that the payout multiple is 1	100%

Equity Ownership Plan 2011/12 and Senior Executive Equity Ownership Plan 2010/11 and 2011/12

Performance conditions	Performance achieved	% of installment vesting
Adjusted operating profit before tax for the business division or, for Corporate Center, adjusted Group operating profit before tax	As the Group and the business divisions reported an adjusted operating profit for 2014, the profitability performance condition has been met and the fourth installment of the SEEOP 2010/2011 awards and the third installment of EOP and SEEOP 2011/2012 awards vested in full	100%

Performance Equity Plan 2012

Performance conditions	Performance achieved	% of installment vesting
Cumulative economic profit and relative shareholder return for the period 2012–14. The percentage applied to determine the number of UBS shares to be delivered at vesting is calculated by multiplying the economic profit multiplier (“EP multiplier”) with the total shareholder return multiplier (“TSR multiplier”), rounded to a full percentage	For the period from 2012 to the end of 2014, the HRCC has determined that the EP multiplier is 50% and the TSR multiplier is 88%, which results in a multiplier of 44%	44%

Special Plan Award Program 2011/12 (SPAP)

Performance conditions	Performance achieved	% of installment vesting
Level of reduction in RWA achieved and the average published return on RWA in the Investment Bank in 2012, 2013 and 2014	As the actual level of reduction in RWA and the average published return on RWA in the Investment Bank exceeded the targets, the awards will vest in full	100%

Corporate governance, responsibility
and compensation

Discontinued deferred compensation plans

The table lists discontinued compensation plans. UBS has not granted any options since 2009. The strike price for stock options awarded under prior compensation plans has not been reset.

è	Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of our Annual Report 2014 for more information

Plan	Cash Balance Plan (CBP)	Performance Equity Plan (PEP)	Senior Executive Equity Ownership Plan (SEEOP)	Special Plan Award Program (SPAP)	Deferred Cash Plan (DCP)	Incentive Performance Plan (IPP)	Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP)	Senior Executive Stock Appreciation Rights Plan (SESAP) and Senior Executive Stock Option Plan (SESOP)
Years granted	2010-2012	2010-2012	2010-2012	2012 only	2011 only	2010 only	2002-2009	2002-2009
Eligible employees	GEB members	GEB members	GEB members and GMDs	Selected Managing Directors and GMDs in the Investment Bank	Investment Bank employees whose total compensation exceeded CHF 1 million	GEB members and other senior employees (approximately 900 employees)	Selected employees (approximately 17,000 employees between 2002 and 2009)	GEB members and Group Managing Board
Instrument	Cash	Performance shares	Shares	Shares	Cash	Performance shares	Share-settled stock appreciation rights (SAR) or stock options with a strike price not less than the market value of a UBS share on the date of grant	Share-settled stock appreciation rights (SAR) or stock options with a strike price not less than the market value of a UBS share on the date of grant
Performance conditions	CBP 2011: dependent on the return on equity CBP 2010: dependent on UBS being profitable	The number of UBS shares delivered can be between zero and twice the number of performance shares granted, depending on whether performance targets relating to economic profit (EP) and relative total shareholder return (TSR) have been achieved	Dependent on whether the business division makes a loss (the amount forfeited depends on the extent of the loss and generally ranges from 10% to 50% of the award portion due to vest)	Dependent on the level of reduction in RWA achieved and the average published return on risk-weighted assets in the Investment Bank in 2012, 2013 and 2014	None	Dependent on share price at the end of the five-year period	None	None
Restrictions/other conditions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment and harmful act provisions	Subject to continued employment, non-solicitation of clients and employees and non-disclosure of proprietary information	Subject to continued employment, non-solicitation of clients and employees and non-disclosure of proprietary information
Vesting period	Vests in equal installments over a two-year period	Vests in full three years after grant	Vests in equal installments over a five-year period	Vests in full three years after grant	Vests in equal installments over a three-year period	Vests in full at the end of five years. Number of shares that vest can be between one and three times the number of performance shares initially granted	Vests in full three years after grant. SAR and options expire 10 years from the date of grant	Vests in full three years after grant. SAR and options expire 10 years from the date of grant

Advisory vote

Corporate governance, responsibility and compensation

Compensation

List of tables

Corporate governance, responsibility
and compensation

Audited | Share and option ownership/entitlements of GEB members on 31 December 2014/20131

Name, function	on 31 December	Number of unvested shares/ at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti,	2014	670,935	97,589	768,524	0.039	0	0.000
Group Chief Executive Officer	2013	453,460	69,900	523,360	0.025	0	0.000

Markus U. Diethelm,	2014	528,973	0	528,973	0.027	0	0.000
Group General Counsel	2013	542,417	108,007	650,424	0.032	0	0.000

Lukas Gähwiler,	2014	522,769	1,052	523,821	0.027	0	0.000
President Retail & Corporate and President Switzerland	2013	504,800	22,727	527,527	0.026	0	0.000

Ulrich Körner,	2014	713,051	292,519	1,005,570	0.051	0	0.000
President Global Asset Management and President EMEA	2013	688,923	208,887	897,810	0.044	0	0.000

Philip J. Lofts,	2014	611,479	204,346	815,825	0.042	394,172	0.020
Group Chief Risk Officer	2013	601,553	157,447	759,000	0.037	500,741	0.024

Robert J. McCann,	2014	983,028	62,901	1,045,929	0.053	0	0.000
President Wealth Management Americas and President Americas	2013	892,872	65,971	958,843	0.046	0	0.000

Tom Naratil,	2014	523,751	288,151	811,902	0.041	721,125	0.037
Group Chief Financial Officer and Group Chief Operating Officer	2013	422,516	263,027	685,543	0.033	867,087	0.042

Andrea Orcel,	2014	915,399	408,296	1,323,695	0.068	0	0.000
President Investment Bank	2013	1,209,775	0	1,209,775	0.059	0	0.000

Chi-Won Yoon,	2014	492,093	507,602	999,695	0.051	515,180	0.026
President Asia Pacific	2013	502,762	441,143	943,905	0.046	538,035	0.026

Jürg Zeltner,	2014	675,211	0	675,211	0.034	108,121	0.006
President Wealth Management	2013	624,415	13,920	638,335	0.031	203,093	0.010

	2014	6,636,689	1,862,456	8,499,145	0.434	1,738,598	0.089
Total	2013	6,443,493	1,351,029	7,794,522	0.378	2,108,956	0.102

1  This table includes all vested and unvested shares and options of GEB members, including related parties.  2  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Deferred variable compensation plans” section in this report for more information on the plans.  3  Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information.  4  No conversion rights are outstanding. ▲

Audited | Total of all vested and unvested shares of GEB members1,2

	Total	of which vested	of which vesting
			2015	2016	2017	2018	2019
Shares on 31 December 2014	8,499,145	1,862,456	2,112,409	1,148,988	1,538,703	1,263,098	573,491

			2014	2015	2016	2017	2018
Shares on 31 December 2013[3]	8,708,791	1,619,974	1,652,867	2,373,539	1,263,412	1,052,595	746,404

1  Includes related parties.  2  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Deferred variable compensation plans” section in this report for more information on the plans.  3  Includes all vested and unvested shares of John A. Fraser who stepped down from the GEB on 31 December 2013. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Audited | Number of shares of BoD members on 31 December 2014/20131

Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2014	333,333	0.017

	2013	233,333	0.011

Michel Demaré, Vice Chairman	2014	181,246	0.009

	2013	150,412	0.007

David Sidwell, Senior Independent Director	2014	185,181	0.009

	2013	151,184	0.007

Reto Francioni, member[2]	2014	11,859	0.001

	2013	0	0.000

Rainer-Marc Frey, former member	2014	–	–

	2013	209,044	0.010

Ann F. Godbehere, member	2014	139,653	0.007

	2013	113,562	0.006

Axel P. Lehmann, member	2014	217,373	0.011

	2013	185,970	0.009

Helmut Panke, member	2014	182,009	0.009

	2013	162,244	0.008

William G. Parrett, member	2014	100,019	0.005

	2013	99,914	0.005

Isabelle Romy, member	2014	44,217	0.002

	2013	24,452	0.001

Beatrice Weder di Mauro, member	2014	45,424	0.002

	2013	22,496	0.001

Joseph Yam, member	2014	66,863	0.003

	2013	48,679	0.002

Total	2014	1,507,177	0.077

	2013	1,401,290	0.068

1  This table includes blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2014 and 2013.  2  Reto Francioni was elected at the AGM on 2 May 2013. ▲

Audited | Total of all blocked and unblocked shares of BoD members1

	Total	of which unblocked	of which blocked until
			2015	2016	2017	2018
Shares on 31 December 2014	1,507,177	228,189	172,868	261,377	408,570	436,173

			2014	2015	2016	2017
Shares on 31 December 2013	1,401,290	201,098	204,792	216,451	324,012	454,937

1  Includes related parties. ▲

Corporate governance, responsibility
and compensation

Audited | Vested and unvested options of GEB members on 31 December 2014/20131

on 31 December	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price	on 31 December	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price

Sergio P. Ermotti, Group Chief Executive Officer							Chi-Won Yoon, President Asia Pacific
2014	0						2014	515,180	10,659	2005	01.03.2006	28.02.2015	CHF 47.58
2013	0								10,657	2005	01.03.2007	28.02.2015	CHF 47.58
									10,654	2005	01.03.2008	28.02.2015	CHF 47.58
Markus U. Diethelm, Group General Counsel									21,316	2006	01.03.2007	28.02.2016	CHF 65.97
2014	0								21,314	2006	01.03.2008	28.02.2016	CHF 65.97
2013	0								21,311	2006	01.03.2009	28.02.2016	CHF 65.97
									8,881	2007	01.03.2008	28.02.2017	CHF 67.00
Lukas Gähwiler, President Retail & Corporate and President Switzerland									8,880	2007	01.03.2009	28.02.2017	CHF 67.00
2014	0								8,880	2007	01.03.2010	28.02.2017	CHF 67.00
2013	0								42,628	2008	01.03.2011	28.02.2018	CHF 32.45
									350,000	2009	01.03.2012	27.02.2019	CHF 11.35
Ulrich Körner, President Global Asset Management and President EMEA							2013	538,035	6,200	2004	01.03.2005	27.02.2014	CHF 44.32
2014	0								4,262	2004	27.02.2006	27.02.2014	CHF 44.32
2013	0								6,198	2004	01.03.2006	27.02.2014	CHF 44.32
									6,195	2004	01.03.2007	27.02.2014	CHF 44.32
Philip J. Lofts, Group Chief Risk Officer									10,659	2005	01.03.2006	28.02.2015	CHF 47.58
2014	394,172	117,090	2005	01.03.2008	28.02.2015	CHF 52.32			10,657	2005	01.03.2007	28.02.2015	CHF 47.58
		117,227	2006	01.03.2009	28.02.2016	CHF 72.57			10,654	2005	01.03.2008	28.02.2015	CHF 47.58
		85,256	2007	01.03.2010	28.02.2017	CHF 73.67			21,316	2006	01.03.2007	28.02.2016	CHF 65.97
		74,599	2008	01.03.2011	28.02.2018	CHF 35.66			21,314	2006	01.03.2008	28.02.2016	CHF 65.97
2013	500,741	35,524	2004	01.03.2005	27.02.2014	CHF 44.32			21,311	2006	01.03.2009	28.02.2016	CHF 65.97
		35,524	2004	01.03.2006	27.02.2014	CHF 44.32			8,881	2007	01.03.2008	28.02.2017	CHF 67.00
		35,521	2004	01.03.2007	27.02.2014	CHF 44.32			8,880	2007	01.03.2009	28.02.2017	CHF 67.00
		117,090	2005	01.03.2008	28.02.2015	CHF 52.32			8,880	2007	01.03.2010	28.02.2017	CHF 67.00
		117,227	2006	01.03.2009	28.02.2016	CHF 72.57			42,628	2008	01.03.2011	28.02.2018	CHF 32.45
		85,256	2007	01.03.2010	28.02.2017	CHF 73.67			350,000	2009	01.03.2012	27.02.2019	CHF 11.35
		74,599	2008	01.03.2011	28.02.2018	CHF 35.66

Robert J. McCann, President Wealth Management Americas and President Americas							Jürg Zeltner, President Wealth Management
2014	0						2014	108,121	7,106	2005	01.03.2006	28.02.2015	CHF 47.58
2013	0								7,103	2005	01.03.2007	28.02.2015	CHF 47.58
									7,103	2005	01.03.2008	28.02.2015	CHF 47.58
Tom Naratil, Group Chief Financial Officer and Group Chief Operating Officer									93	2005	04.03.2007	04.03.2015	CHF 47.89
2014	721,125	166,010	2005	01.03.2008	28.02.2015	USD 44.81			161	2005	06.06.2007	06.06.2015	CHF 45.97
		142,198	2006	01.03.2009	28.02.2016	CHF 72.57			149	2005	09.09.2007	09.09.2015	CHF 50.47
		131,277	2007	01.03.2010	28.02.2017	CHF 73.67			127	2005	05.12.2007	05.12.2015	CHF 59.03
		181,640	2008	01.03.2011	28.02.2018	CHF 35.66			7,106	2006	01.03.2007	28.02.2016	CHF 65.97
		100,000	2009	01.03.2012	27.02.2019	CHF 11.35			7,103	2006	01.03.2008	28.02.2016	CHF 65.97
2013	867,087	145,962	2004	01.03.2007	27.02.2014	USD 38.13			7,103	2006	01.03.2009	28.02.2016	CHF 65.97
		166,010	2005	01.03.2008	28.02.2015	USD 44.81			110	2006	03.03.2008	03.03.2016	CHF 65.91
		142,198	2006	01.03.2009	28.02.2016	CHF 72.57			242	2006	09.06.2008	09.06.2016	CHF 61.84
		131,277	2007	01.03.2010	28.02.2017	CHF 73.67			230	2006	08.09.2008	08.09.2016	CHF 65.76
		181,640	2008	01.03.2011	28.02.2018	CHF 35.66			221	2006	08.12.2008	08.12.2016	CHF 67.63
		100,000	2009	01.03.2012	27.02.2019	CHF 11.35			7,105	2007	01.03.2008	28.02.2017	CHF 67.00
									7,105	2007	01.03.2009	28.02.2017	CHF 67.00
Andrea Orcel, President Investment Bank									7,103	2007	01.03.2010	28.02.2017	CHF 67.00
2014	0								223	2007	02.03.2009	02.03.2017	CHF 67.08
2013	0								42,628	2008	01.03.2011	28.02.2018	CHF 35.66

1  This table includes all options of GEB members, including related parties.  2  No conversion rights are outstanding.  3  Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information.

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Vested and unvested options of GEB members on 31 December 2014/20131 (continued)

on 31 December	Total number of options[2]	Number of options[3]	Year of grant	Vesting date	Expiry date	Strike price

Jürg Zeltner, President Wealth Management (continued)
2013	203,093	4,972	2004	01.03.2007	27.02.2014	CHF 44.32
		7,106	2005	01.03.2006	28.02.2015	CHF 47.58
		7,103	2005	01.03.2007	28.02.2015	CHF 47.58
		7,103	2005	01.03.2008	28.02.2015	CHF 47.58
		93	2005	04.03.2007	04.03.2015	CHF 47.89
		161	2005	06.06.2007	06.06.2015	CHF 45.97
		149	2005	09.09.2007	09.09.2015	CHF 50.47
		127	2005	05.12.2007	05.12.2015	CHF 59.03
		7,106	2006	01.03.2007	28.02.2016	CHF 65.97
		7,103	2006	01.03.2008	28.02.2016	CHF 65.97
		7,103	2006	01.03.2009	28.02.2016	CHF 65.97
		110	2006	03.03.2008	03.03.2016	CHF 65.91
		242	2006	09.06.2008	09.06.2016	CHF 61.84
		230	2006	08.09.2008	08.09.2016	CHF 65.76
		221	2006	08.12.2008	08.12.2016	CHF 67.63
		7,105	2007	01.03.2008	28.02.2017	CHF 67.00
		7,105	2007	01.03.2009	28.02.2017	CHF 67.00
		7,103	2007	01.03.2010	28.02.2017	CHF 67.00
		223	2007	02.03.2009	02.03.2017	CHF 67.08
		42,628	2008	01.03.2011	28.02.2018	CHF 35.66
		90,000	2009	01.03.2012	27.02.2019	CHF 11.35

[1]  This table includes all options of GEB members, including related parties.  [2]  No conversion rights are outstanding.  [3]  Refer to “Note 29 Equity participation and other compensation plans” in the “Financial information” section of the Annual Report 2014 for more information. ▲

Corporate governance, responsibility
and compensation

Audited | Loans granted to GEB members on 31 December 2014/20131,2

CHF, except where indicated[3]
Name, function	on 31 December	Loans[4]
Ulrich Körner, President Global Asset Management and President EMEA (highest loan in 2014)	2014	7,600,000

Ulrich Körner, President Global Asset Management and President EMEA (highest loan in 2013)	2013	5,181,976

Aggregate of all GEB members	2014	26,281,207

	2013	18,763,976

1  Loans are granted by UBS AG.  2  No loans have been granted to related parties of the GEB members at conditions not customary in the market.  3  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  4  All loans granted are secured loans. ▲

Audited | Loans granted to BoD members on 31 December 2014/20131,2

CHF, except where indicated[3]
	on 31 December	Loans[4,5]
Aggregate of all BoD members	2014	1,100,000

	2013	1,520,000

1  Loans are granted by UBS AG.  2  No loans have been granted to related parties of the BoD members at conditions not customary in the market.  3  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  4  All loans granted are secured loans.  5  CHF 1,100,000 for Reto Francioni in 2014 and CHF 1,520,000 for Reto Francioni in 2013. ▲

Audited | Compensation paid to former BoD and GEB members1

CHF, except where indicated[2]
	For the year	Compensation	Benefits	Total
Former BoD members	2014	0	0	0

	2013	0	0	0

Aggregate of all former GEB members[3]	2014	0	37,714	37,714

	2013	0	27,809	27,809

Aggregate of all former BoD and GEB members	2014	0	37,714	37,714

	2013	0	27,809	27,809
1  Compensation or remuneration that is connected with the former members’ activity on the BoD or GEB or that is not at market conditions.  2  Local currencies are converted into CHF using the exchange rates as detailed in “Note 36 Currency translation rates” in the “Financial information” section of the Annual Report 2014.  3  Includes one former GEB member in 2014 and 2013. ▲

Advisory vote

Corporate governance, responsibility and compensation

Compensation

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 5 March 2015

Report of the statutory auditor on the compensation report

We have audited the accompanying compensation report dated 5 March 2015 of UBS Group AG for the year ended 31 December 2014. The audit was limited to the information required by articles 14 - 16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables labeled “Audited” on pages 355 - 358 and page 381 of the compensation report.

Responsibility of the Board of Directors

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14 - 16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14 - 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the compensation report for the year ended 31 December 2014 of UBS Group AG complies with Swiss law and articles 14 - 16 of the Ordinance.

Ernst & Young Ltd

Jonathan Bourne Licensed audit expert (Co-Lead Auditor)	Bruno Patusi Licensed audit expert (Co-Lead Auditor)

Financial information

Financial information

388	Introduction and accounting principles

389	UBS Group AG consolidated financial statements

389	Management’s report on internal control over financial Reporting
390	Report of independent registered public accounting firm on internal control over financial reporting
392	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
394	Income statement
395	Statement of comprehensive income
397	Balance sheet
398	Statement of changes in equity
402	UBS Group AG shares issued and treasury shares held
403	Statement of cash flows

405	Notes to the UBS Group AG consolidated financial statements
405	1	Summary of significant accounting policies
426	2	Segment reporting

431	Income statement notes
431	3	Net interest and trading income
432	4	Net fee and commission income
433	5	Other income
433	6	Personnel expenses
434	7	General and administrative expenses
434	8	Income taxes
438	9	Earnings per share (EPS) and shares outstanding

439	Balance sheet notes: assets
439	10	Due from banks and loans (held at amortized cost)
440	11	Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments
441	12	Allowances and provisions for credit losses
442	13	Trading portfolio
443	14	Derivative instruments and hedge accounting
451	15	Financial investments available-for-sale
452	16	Property and equipment
453	17	Goodwill and intangible assets
455	18	Other assets

456	Balance sheet notes: liabilities
456	19	Due to banks and customers
456	20	Financial liabilities designated at fair value
457	21	Debt issued held at amortized cost
458	22	Provisions and contingent liabilities
468	23	Other liabilities

469	Additional information
469	24	Fair value measurement
492	25	Restricted and transferred financial assets
495	26	Offsetting financial assets and financial liabilities
498	27	Financial assets and liabilities – additional information
502	28	Pension and other post-employment benefit plans
517	29	Equity participation and other compensation plans
527	30	Interests in subsidiaries and other entities
536	31	Business combinations
537	32	Changes in organization
539	33	Operating leases and finance leases
540	34	Related parties
543	35	Invested assets and net new money
544	36	Currency translation rates
545	37	Events after the reporting period
546	38	Swiss GAAP requirements

Financial information

549	UBS AG consolidated financial statements

549	Management’s report on internal control over financial reporting
550	Report of independent registered public accounting firm on internal control over financial reporting
552	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
554	Income statement
555	Statement of comprehensive income
557	Balance sheet
558	Statement of changes in equity
562	UBS AG shares issued and treasury shares held
563	Statement of cash flows

565	Notes to the UBS AG consolidated financial statements
565	1	Summary of significant accounting policies
587	2	Segment reporting

592	Income statement notes
592	3	Net interest and trading income
593	4	Net fee and commission income
594	5	Other income
594	6	Personnel expenses
595	7	General and administrative expenses
595	8	Income taxes
599	9	Earnings per share (EPS) and shares outstanding

600	Balance sheet notes: assets
600	10	Due from banks and loans (held at amortized cost)
601	11	Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments
602	12	Allowances and provisions for credit losses
603	13	Trading portfolio
604	14	Derivative instruments and hedge accounting
612	15	Financial investments available-for-sale
613	16	Property and equipment
614	17	Goodwill and intangible assets
617	18	Other assets

618	Balance sheet notes: liabilities
618	19	Due to banks and customers
618	20	Financial liabilities designated at fair value
619	21	Debt issued held at amortized cost
621	22	Provisions and contingent liabilities
632	23	Other liabilities

633	Additional information
633	24	Fair value measurement
656	25	Restricted and transferred financial assets
659	26	Offsetting financial assets and financial liabilities
662	27	Financial assets and liabilities – additional information
666	28	Pension and other post-employment benefit plans
681	29	Equity participation and other compensation plans
691	30	Interests in subsidiaries and other entities
700	31	Business combinations
701	32	Changes in organization
703	33	Operating leases and finance leases
704	34	Related parties
707	35	Invested assets and net new money
708	36	Currency translation rates
709	37	Events after the reporting period
710	38	Swiss GAAP requirements
712	39	Supplemental guarantor information required under SEC regulations

Financial information

725	UBS Group AG standalone financial statements

725	Income statement
726	Balance sheet
727	Proposed distribution of capital contribution reserve

728	Notes to the UBS Group AG standalone financial statements
728	1	Corporate information
728	2	Accounting policies

731	Income statement notes
731	3	Other operating income
731	4	Personnel expenses
731	5	Other operating expenses
731	6	Financial expenses

732	Balance sheet notes
732	7	Liquid assets
732	8	Marketable securities
732	9	Other short-term receivables
732	10	Accrued income and prepaid expenses
733	11	Investments in subsidiaries
733	12	Financial assets
733	13	Prepaid assets
733	14	Current interest-bearing liabilities
734	15	Accrued expenses and deferred income
734	16	Other long-term liabilities
734	17	Share capital
734	18	Treasury shares

735	Additional information
735	19	Personnel
735	20	Assets pledged to secure own liabilities
735	21	Contingent liabilities
735	22	Significant shareholders
736	23	Share and option ownership of the members of the Board of Directors, Group Executive Board
738	24	Related parties
739	25	Events after the reporting period

740	Report of the statutory auditor on the financial statements
742	Independent auditor’s report related to the issue of new shares from conditional capital
743	Independent auditor’s report related to a capital increase

745	UBS AG standalone financial statements

745	Financial review

748	Income statement
749	Balance sheet
750	Statement of appropriation of retained earnings and proposed distribution of capital contribution reserve

751	Notes to the UBS AG standalone financial statements
751	1	Business activities, risk assessment, outsourcing and personnel
751	2	Accounting policies
754	3	Net trading income
754	4	Sundry ordinary income and expenses
754	5	Extraordinary income and expenses
755	6	Other assets and liabilities
755	7	Pledged assets
756	8	Swiss pension plan and non-Swiss defined benefit plans
757	9	Allowances and provisions
757	10	Statement of shareholders’ equity
758	11	Share capital and significant shareholders
758	12	Transactions with related parties

759	Off-balance sheet and other information
759	13	Commitments and contingent liabilities
759	14	Derivative instruments
760	15	Fiduciary transactions
760	16	Events after the reporting period

761	Report of the statutory auditor on the financial statements
763	Independent auditor’s report related to the issue of new shares from conditional capital

Financial information

765	UBS Group AG consolidated supplemental disclosures required under SEC regulations

765	A – Introduction

766	B – Selected financial data
767	Key figures
769	Income statement data
770	Balance sheet data

771	C – Information on the company
771	Property, plant and equipment

772	D – Information required by industry guide 3
772	Selected statistical information
773	Average balances and interest rates
775	Analysis of changes in interest income and expense
777	Deposits
778	Short-term borrowings
778	Contractual maturities of investments in debt instruments available-for-sale
779	Due from banks and loans (gross)
780	Due from banks and loan maturities (gross)
781	Impaired and non-performing loans
782	Cross-border outstandings
783	Summary of movements in allowances and provisions for credit losses
784	Allocation of the allowances and provisions for credit losses
785	Due from banks and loans by industry sector (gross)

787	UBS AG consolidated supplemental disclosures required under SEC regulations

787	A – Introduction

788	B – Selected financial data
789	Key figures
791	Income statement data
792	Balance sheet data
792	Ratio of earnings to fixed charges

793	C – Information on the company
793	Property, plant and equipment

794	D – Information required by industry guide 3
794	Selected statistical information
795	Average balances and interest rates
797	Analysis of changes in interest income and expense
799	Deposits
800	Short-term borrowings
800	Contractual maturities of investments in debt instruments available-for-sale
801	Due from banks and loans (gross)
802	Due from banks and loan maturities (gross)
803	Impaired and non-performing loans
804	Cross-border outstandings
805	Summary of movements in allowances and provisions for credit losses
806	Allocation of the allowances and provisions for credit losses
807	Due from banks and loans by industry sector (gross)

Financial information

Introduction and accounting principles

The financial information section of UBS’s Annual Report 2014 consists of:

–

the audited consolidated financial statements of UBS Group AG for 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);

–

the audited standalone financial statements of UBS Group AG for 2014 prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations);

–	the audited consolidated financial statements of UBS AG for 2014 prepared in accordance with IFRS as issued by the IASB;
–

the audited standalone financial statements of UBS AG for 2014 and an associated review, prepared in order to meet Swiss regulatory requirements and in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance);

–	supplemental disclosures for UBS Group AG (consolidated) required under US Securities and Exchange Commission (SEC) regulations;
–	supplemental disclosures for UBS AG (consolidated) required under US SEC regulations;
–	supplemental disclosures for UBS Group AG (consolidated) required under Basel III Pillar 3 regulations.
è	Refer to www.ubs.com/investors

The significant accounting policies applied in the preparation of the UBS Group AG consolidated financial statements are described in Note 1 to those financial statements. Except where otherwise explicitly stated in these financial statements, all financial information is in Swiss francs (CHF) and presented on a consolidated basis under IFRS, and all references to UBS refer to UBS Group (consolidated) and not to UBS Group AG (standalone). All references to 2014, 2013 and 2012 refer to the fiscal years ended 31 December 2014, 2013 and 2012, respectively.

The significant accounting policies applied in the preparation of the consolidated UBS AG financial statements are described in Note 1 to those consolidated financial statements. Except where otherwise explicitly stated in these financial statements, all financial information is in Swiss francs (CHF) and presented on a consolidated basis under IFRS, and all references to UBS AG refer to UBS AG (consolidated) and not to UBS AG (standalone). All references to 2014, 2013 and 2012 refer to the fiscal years ended 31 December 2014, 2013 and 2012, respectively.

The financial statements of UBS Group AG and UBS AG have been audited by Ernst & Young Ltd.

Financial information

UBS Group AG consolidated financial statements

Management’s report on internal control over financial reporting

Management’s responsibility for internal control over financial reporting

The Board of Directors and management of UBS Group AG (UBS) are responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the IASB.

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

Management’s assessment of internal control over financial reporting as of 31 December 2014

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2014, UBS’s internal control over financial reporting was effective.

The effectiveness of UBS’s internal control over financial reporting as of 31 December 2014 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 390 to 391, which expresses an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2014.

Financial information

UBS Group AG consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 5 March 2015

Report of independent registered public accounting firm on internal control over financial reporting

We have audited the internal control over financial reporting of UBS Group AG and its subsidiaries as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). UBS Group AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting on page 389.

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

Financial information

In our opinion, UBS Group AG and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UBS Group AG and its subsidiaries as of 31 December 2014 and 2013, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows and notes thereto for each of the three years in the period ended 31 December 2014, of UBS Group AG and our report dated 5 March 2015 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

Financial information

UBS Group AG consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 5 March 2015

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of UBS Group AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2014 and 2013, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2014 on pages 394 to 547.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS Group AG and its subsidiaries at 31 December 2014 and 2013, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2014 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of UBS Group AG and its subsidiaries as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated 5 March 2015 expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

Financial information

UBS Group AG consolidated financial statements

Audited | Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.14	31.12.13	31.12.12	31.12.13
Interest income	3	13,194	13,137	15,968	0

Interest expense	3	(6,639)	(7,351)	(9,990)	(10)

Net interest income	3	6,555	5,786	5,978	13

Credit loss (expense)/recovery	12	(78)	(50)	(118)	56

Net interest income after credit loss expense		6,477	5,736	5,860	13

Net fee and commission income	4	17,076	16,287	15,396	5

Net trading income	3	3,842	5,130	3,526	(25)

Other income	5	632	580	641	9

Total operating income		28,027	27,732	25,423	1

Personnel expenses	6	15,280	15,182	14,737	1

General and administrative expenses	7	9,387	8,380	8,653	12

Depreciation and impairment of property and equipment	16	817	816	689	0

Impairment of goodwill	17	0	0	3,030

Amortization and impairment of intangible assets	17	83	83	106	0

Total operating expenses		25,567	24,461	27,216	5

Operating profit/(loss) before tax		2,461	3,272	(1,794)	(25)

Tax expense/(benefit)	8	(1,180)	(110)	461	973

Net profit/(loss)		3,640	3,381	(2,255)	8

Net profit/(loss) attributable to preferred noteholders		142	204	220	(30)

Net profit/(loss) attributable to non-controlling interests		32	5	5	540

Net profit/(loss) attributable to UBS Group AG shareholders		3,466	3,172	(2,480)	9

Earnings per share (CHF)

Basic	9	0.93	0.84	(0.66)	11

Diluted	9	0.91	0.83	(0.66)	10

Financial information

Statement of comprehensive income

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Comprehensive income attributable to UBS Group AG shareholders
Net profit/(loss)	3,466	3,172	(2,480)

Other comprehensive income

Other comprehensive income that may be reclassified to the income statement

Foreign currency translation

Foreign currency translation movements, before tax	1,800	(440)	(362)

Foreign exchange amounts reclassified to the income statement from equity	2	(36)	(58)

Income tax relating to foreign currency translation movements	(7)	5	(91)

Subtotal foreign currency translation, net of tax	1,795	(471)	(511)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	335	(57)	335

Impairment charges reclassified to the income statement from equity	75	41	85

Realized gains reclassified to the income statement from equity	(243)	(265)	(433)

Realized losses reclassified to the income statement from equity	25	56	19

Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(51)	71	20

Subtotal financial investments available-for-sale, net of tax	141	(154)	26

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	2,068	(652)	1,714

Net realized (gains)/losses reclassified to the income statement from equity	(1,185)	(1,261)	(1,235)

Income tax relating to cash flow hedges	(195)	393	(95)

Subtotal cash flow hedges, net of tax	689	(1,520)	384

Total other comprehensive income that may be reclassified to the income statement, net of tax	2,625	(2,145)	(102)

Other comprehensive income that will not be reclassified to the income statement

Defined benefit plans

Gains/(losses) on defined benefit plans, before tax	(1,410)	1,178	1,023

Income tax relating to defined benefit plans	238	(239)	(413)

Subtotal defined benefit plans, net of tax	(1,172)	939	609

Property revaluation surplus

Gains on property revaluation, before tax	0	0	8

Net (gains)/losses reclassified to retained earnings	0	(6)	0

Income tax relating to gains on property revaluation	0	0	(2)

Subtotal changes in property revaluation surplus, net of tax	0	(6)	6

Total other comprehensive income that will not be reclassified to the income statement, net of tax	(1,172)	933	615

Total other comprehensive income	1,453	(1,211)	514

Total comprehensive income attributable to UBS Group AG shareholders	4,920	1,961	(1,966)

Table continues on the next page.

Financial information

UBS Group AG consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Comprehensive income attributable to preferred noteholders

Net profit/(loss)	142	204	220

Other comprehensive income

Other comprehensive income that will not be reclassified to the income statement

Foreign currency translation movements, before tax	80	355	(41)

Income tax relating to foreign currency translation movements	0	0	0

Subtotal foreign currency translation, net of tax	80	355	(41)

Total other comprehensive income that will not be reclassified to the income statement, net of tax	80	355	(41)

Total comprehensive income attributable to preferred noteholders	221	559	179

Comprehensive income attributable to non-controlling interests

Net profit/(loss)	32	5	5

Other comprehensive income

Other comprehensive income that will not be reclassified to the income statement

Foreign currency translation movements, before tax	80	(1)	15

Income tax relating to foreign currency translation movements	0	0	0

Subtotal foreign currency translation, net of tax	80	(1)	15

Gains/(losses) on defined benefit plans, before tax	(44)	0	0

Income tax relating to defined benefit plans	8	0	0

Subtotal defined benefit plans, net of tax	(36)	0	0

Total other comprehensive income that will not be reclassified to the income statement, net of tax	44	(1)	15

Other comprehensive income that may be reclassified to the income statement

Other comprehensive income that may be reclassified to the income statement, before tax	5	0	0

Income tax relating to other comprehensive income that may be reclassified to the income statement	(2)	0	0

Other comprehensive income that may be reclassified to the income statement, net of tax	3	0	0

Total other comprehensive income that may be reclassified to the income statement, net of tax	3	0	0

Total other comprehensive income	47	(1)	15

Total comprehensive income attributable to non-controlling interests	79	4	20

Total comprehensive income

Net profit/(loss)	3,640	3,381	(2,255)

Other comprehensive income	1,580	(857)	487

of which: other comprehensive income that may be reclassified to the income statement	2,628	(2,145)	(102)

of which: other comprehensive income that will not be reclassified to the income statement	(1,048)	1,288	589

Total comprehensive income	5,220	2,524	(1,767)

Financial information

Balance sheet

				% change from
CHF million	Note	31.12.14	31.12.13	31.12.13

Assets

Cash and balances with central banks		104,073	80,879	29

Due from banks	10	13,334	13,874	(4)

Cash collateral on securities borrowed	11	24,063	27,496	(12)

Reverse repurchase agreements	11	68,414	91,563	(25)

Trading portfolio assets	13	138,156	122,848	12

of which: assets pledged as collateral which may be sold or repledged by counterparties	25	56,018	42,449	32

Positive replacement values	14	256,978	254,084	1

Cash collateral receivables on derivative instruments	11	30,979	26,548	17

Financial assets designated at fair value	27	4,951	7,364	(33)

Loans	10	315,757	286,959	10

Financial investments available-for-sale	15	57,159	59,525	(4)

Investments in associates	30	927	842	10

Property and equipment	16	6,854	6,006	14

Goodwill and intangible assets	17	6,785	6,293	8

Deferred tax assets	8	11,060	8,845	25

Other assets	18	22,988	20,228	14

Total assets		1,062,478	1,013,355	5

Liabilities

Due to banks	19	10,492	12,862	(18)

Cash collateral on securities lent	11	9,180	9,491	(3)

Repurchase agreements	11	11,818	13,811	(14)

Trading portfolio liabilities	13	27,958	26,609	5

Negative replacement values	14	254,101	248,079	2

Cash collateral payables on derivative instruments	11	42,372	44,507	(5)

Financial liabilities designated at fair value	20	75,297	69,901	8

Due to customers	19	410,207	390,825	5

Debt issued	21	91,207	81,586	12

Provisions	22	4,366	2,971	47

Other liabilities	8,23	71,112	62,777	13

Total liabilities		1,008,110	963,419	5

Equity

Share capital		372	384	(3)

Share premium		32,590	33,952	(4)

Treasury shares		(1,393)	(1,031)	35

Equity classified as obligation to purchase own shares		(1)	(46)	(98)

Retained earnings		22,134	20,608	7

Other comprehensive income recognized directly in equity, net of tax		(3,093)	(5,866)	(47)

Equity attributable to UBS Group AG shareholders		50,608	48,002	5

Equity attributable to preferred noteholders		0	1,893	(100)

Equity attributable to non-controlling interests		3,760	41

Total equity		54,368	49,936	9

Total liabilities and equity		1,062,478	1,013,355	5

Financial information

UBS Group AG consolidated financial statements

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance as of 1 January 2012	383	34,614	(1,160)	(39)

Issuance of share capital	0

Acquisition of treasury shares			(1,398)

Disposition of treasury shares			1,486

Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(9)

Premium on shares issued and warrants exercised		4

Employee share and share option plans		126

Tax (expense)/benefit recognized in share premium		(457)

Dividends		(379)[2]

Equity classified as obligation to purchase own shares – movements				2

Preferred notes

New consolidations and other increases/(decreases)		(1)

Deconsolidations and other decreases

Total comprehensive income for the year

of which: Net profit/(loss)

of which: Other comprehensive income that may be reclassified to the income statement, net of tax of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation

Balance as of 31 December 2012	384	33,898	(1,071)	(37)

Issuance of share capital	1

Acquisition of treasury shares			(846)

Disposition of treasury shares			887

Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		203

Premium on shares issued and warrants exercised		30

Employee share and share option plans		305

Tax (expense)/benefit recognized in share premium		91

Dividends		(564)[2]

Equity classified as obligation to purchase own shares – movements				(9)

Preferred notes

New consolidations and other increases/(decreases)

Deconsolidations and other decreases		(11)

Total comprehensive income for the year

of which: Net profit/(loss)

of which: Other comprehensive income that may be reclassified to the income statement, net of tax of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation

Balance as of 31 December 2013	384	33,952	(1,031)	(46)

1  Excludes defined benefit plans that are recorded directly in retained earnings.  2  Reflects the payment of CHF 0.25 (2013: CHF 0.15, 2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (standalone).

Financial information

Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]	of which: Foreign currency translation	of which: Financial investments avail- able-for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
18,361	(3,620)	(6,443)	223	2,600	48,540	3,150	46	51,737

					0			0

					(1,398)			(1,398)

					1,486			1,486

					(9)			(9)

					4			4

					126			126

					(457)			(457)

					(379)	(220)	(6)	(605)

					2			2

					0			0

					(1)		(10)	(11)

					0		(9)	(9)

(1,871)	(96)	(511)	26	384	(1,966)	179	20	(1,767)

(2,480)					(2,480)	220	5	(2,255)

	(102)	(511)	26	384	(102)			(102)

609					609			609

					0	(41)	15	(26)

16,491	(3,715)	(6,954)	249	2,983	45,949	3,109	42	49,100

					1			1

					(846)			(846)

					887			887

					203			203

					30			30

					305			305

					91			91

					(564)	(204)	(6)	(773)

					(9)			(9)

					0	(1,572)		(1,572)

6					6			6

					(11)	0		(11)

4,111	(2,151)	(471)	(154)	(1,520)	1,961	559	4	2,524

3,172					3,172	204	5	3,381

	(2,145)	(471)	(154)	(1,520)	(2,145)			(2,145)

939					939			939

					0	355	(1)	355

20,608	(5,866)	(7,425)	95	1,463	48,002	1,893	41	49,936

Financial information

UBS Group AG consolidated financial statements

Statement of changes in equity (continued)

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance as of 31 December 2013	384	33,952	(1,031)	(46)

Issuance of share capital	0

Acquisition of treasury shares			(918)

Disposition of treasury shares			519

Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24

Premium on shares issued and warrants exercised		3

Employee share and share option plans		619

Tax (expense)/benefit recognized in share premium		3

Dividends		(938)[2]

Equity classified as obligation to purchase own shares – movements				45

Preferred notes

New consolidations and other increases/(decreases)

Deconsolidations and other decreases

Total comprehensive income for the year

of which: Net profit/(loss)

of which: Other comprehensive income that may be reclassified to the income statement, net of tax of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation

Changes to legal structure/reorganization: Effect of establishment of UBS Group AG	(37)	(3,078)

Changes to legal structure/reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	24	2,006	37

Balance as of 31 December 2014	372	32,590	(1,393)	(1)

1  Excludes defined benefit plans that are recorded directly in retained earnings.  2  Reflects the payment of CHF 0.25 (2013: CHF 0.15, 2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (standalone).

Financial information

Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]	of which: Foreign currency translation	of which: Financial investments avail- able-for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
20,608	(5,866)	(7,425)	95	1,463	48,002	1,893	41	49,936

					0			0

					(918)			(918)

					519			519

					24			24

					3			3

					619			619

					3			3

					(938)	(142)	(4)	(1,084)

					45			45

					0	1		1

					0		1	1

					0			0

2,295	2,625	1,795	141	689	4,920	221	79	5,220

3,466					3,466	142	32	3,640

	2,625	1,795	141	689	2,625		3	2,628

(1,172)					(1,172)		(36)	(1,208)

					0	80	80	160

(2,219)	366	593	(25)	(203)	(4,968)	(1,974)	6,942	0

1,449	(218)	(369)	16	135	3,299		(3,299)	0

22,134	(3,093)	(5,406)	228	2,084	50,608	0	3,760	54,368

Financial information

UBS Group AG consolidated financial statements

UBS Group AG shares issued and treasury shares held1

For the year ended
Number of shares	31.12.14

Shares issued

Balance at the beginning of the year

Issuance of shares	3,717,128,324

Balance at the end of the year	3,717,128,324

Treasury shares[2]

Balance at the beginning of the year	73,800,252

Acquisitions	49,271,831

Dispositions	(35,200,346)

Balance at the end of the year	87,871,737

1  Comparative period information is not available as UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG with a share capital of CHF 100,000 divided into 1,000,000 shares.  2  Represents movements in UBS AG treasury shares up to 27 November 2014 and movements in UBS Group AG treasury shares starting with 28 November 2014. On 28 November 2014, all UBS AG treasury shares were exchanged for UBS Group AG treasury shares. Refer to Note 32 for more information.

Conditional share capital

As of 31 December 2014, 135,982,195 additional UBS Group AG shares could have been issued to fund UBS’s employee share option programs.

Additional conditional capital up to a maximum number of 380,000,000 UBS Group AG shares was available as of 31 December 2014 for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments.

Authorized share capital

UBS Group AG’s Board of Directors is authorized until 26 November 2016 to increase the share capital of UBS Group AG for the purpose of acquiring UBS AG shares. The maximum number of shares available as of 31 December 2014 to increase the share capital of UBS Group AG for this purpose amounted to 127,650,706 registered shares.

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Cash flow from/(used in) operating activities

Net profit/(loss)	3,640	3,381	(2,255)

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation and impairment of property and equipment	817	816	689

Impairment of goodwill	0	0	3,030

Amortization and impairment of intangible assets	83	83	106

Credit loss expense/(recovery)	78	50	118

Share of net profits of associates	(94)	(49)	(88)

Deferred tax expense/(benefit)	(1,635)	(545)	294

Net loss/(gain) from investing activities	(227)	(522)	(486)

Net loss/(gain) from financing activities	2,135	3,988	3,717

Other net adjustments	(6,899)	5,148	6,088

Net (increase)/decrease in operating assets and liabilities:

Due from/to banks	(1,235)	(7,551)	(7,686)

Cash collateral on securities borrowed and reverse repurchase agreements	32,262	43,754	102,436

Cash collateral on securities lent and repurchase agreements	(3,698)	(23,659)	(66,407)

Trading portfolio, replacement values and financial assets designated at fair value	(2,880)	43,944	9,369

Cash collateral on derivative instruments	(6,458)	(25,649)	4,399

Loans/due to customers	(11,624)	12,087	15,869

Other assets, provisions and other liabilities	4,734	(3,935)	(1,771)

Income taxes paid, net of refunds	(600)	(382)	(261)

Net cash flow from/(used in) operating activities	8,400	50,959	67,160

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(18)	(49)	(11)

Disposal of subsidiaries, associates and intangible assets[1]	70	136	41

Purchase of property and equipment	(1,915)	(1,236)	(1,118)

Disposal of property and equipment	350	639	202

Net (investment in)/divestment of financial investments available-for-sale[2]	4,108	5,966	(13,994)

Net cash flow from/(used in) investing activities	2,596	5,457	(14,879)

1  Includes dividends received from associates.  2  Includes gross cash inflows from sales and maturities (CHF 140,438 million for the year ended 31 December 2014, CHF 153,887 million for the year ended 31 December 2013) and gross cash outflows from purchases of (CHF 136,330 million for the year ended 31 December 2014, CHF 147,921 million for the year ended 31 December 2013).

Table continues on the next page.

Financial information

UBS Group AG consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(2,921)	(4,290)	(37,967)

Net movements in treasury shares and own equity derivative activity	(694)	(341)	(1,159)

Capital issuance	0	1	0

Distributions paid on UBS shares	(938)	(564)	(379)

Issuance of long-term debt, including financial liabilities designated at fair value	40,982	28,014	55,890

Repayment of long-term debt, including financial liabilities designated at fair value	(34,210)	(68,954)	(54,259)

Dividends paid and repayments of preferred notes	(110)	(1,415)	(221)

Net changes of non-controlling interests	(3)	(6)	(16)

Net cash flow from/(used in) financing activities	2,108	(47,555)	(38,110)

Effects of exchange rate differences on cash and cash equivalents	8,611	(2,702)	(673)

Net increase/(decrease) in cash and cash equivalents	21,714	6,158	13,500

Cash and cash equivalents at the beginning of the year	105,266	99,108	85,609

Cash and cash equivalents at the end of the year	126,980	105,266 [1]	99,108

Cash and cash equivalents comprise:

Cash and balances with central banks	104,073	80,879	66,383

Due from banks[2]	22,037	20,099	28,344

Money market paper[3]	869	4,288	4,381

Total[4]	126,980	105,266	99,108

Additional information

Net cash flow from/(used in) operating activities include:

Cash received as interest	11,321	12,148	14,551

Cash paid as interest	5,360	7,176	9,166

Cash received as dividends on equity investments, investment funds and associates[5]	1,961	1,421	1,430

1  Cash and cash equivalents as of 31 December 2013 were restated from CHF 108,632 to CHF 105,266 related to the removal of exchange-traded derivative client cash balances from the balance sheet. Refer to Note 1b for more information.  2  Includes positions recognized in the balance sheet under Due from banks (31 December 2014: CHF 11,772 million, 31 December 2013: CHF 11,117 million, 31 December 2012: CHF 15,951 million) and Cash collateral receivables on derivative instruments with bank counterparties (31 December 2014: CHF 10,265 million, 31 December 2013: CHF 8,982 million, 31 December 2012: CHF 12,393 million, refer to Note 10).  3  Money market paper is included in the balance sheet under Trading portfolio assets (31 December 2014: CHF 835 million, 31 December 2013: CHF 1,716 million, 31 December 2012: CHF 2,192 million) and Financial investments available-for-sale (31 December 2014: CHF 34 million, 31 December 2013: CHF 2,571 million, 31 December 2012: CHF 2,190 million).  4  CHF 4,593 million, CHF 4,966 million and CHF 10,109 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to Note 25 for more information.  5  Includes dividends received from associates (2014: CHF 54 million, 2013: CHF 69 million, 2012: CHF 37 million) reported within cash flow from/(used in) investing activities.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

During 2014, UBS Group AG was established as the holding company of the Group. Refer to Note 32 for more information on the establishment of UBS Group AG. Pillar 3 | The significant accounting policies applied in the preparation of the consolidated financial statements (the “Financial Statements”) of UBS Group AG and its subsidiaries (“UBS” or the “Group”) are described in this note. These policies have been applied consistently in all years presented unless otherwise stated. ▲

The consolidated financial statements of UBS Group AG were prepared as a continuation of the consolidated financial statements of UBS AG, applying the same accounting policies under International Financial Reporting Standards (IFRS). The comparative information reflects the consolidated financial statements of UBS AG, as previously published, except for certain voluntary changes in accounting policy and presentation that are unrelated to the establishment of UBS Group AG, as described in Note 1b.

1) Basis of accounting

UBS provides a broad range of financial services including: advisory services, underwriting, financing, market-making, asset management and brokerage on a global level, and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged.

The Financial Statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. On 5 March 2015, the Financial Statements were authorized for issue by the Board of Directors. The Financial Statements are prepared using uniform accounting policies for similar transactions and other events. Intercompany transactions and balances have been eliminated.

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

2) Use of estimates

Preparation of these Financial Statements under IFRS requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur.

The following notes to the Financial Statements contain information about those areas of estimation uncertainty considered to require critical judgment and have the most significant effect on the amounts recognized in the Financial Statements: Note 8 Income taxes, Note 12 Allowances and provisions for credit losses, Note 17 Goodwill and intangible assets, Note 22 Provisions and contingent liabilities, Note 24 Fair value measurement, Note 28 Pension and other post-employment benefit plans, Note 29 Equity participation and other compensation plans and Note 30 Interests in subsidiaries and other entities.

3) Subsidiaries and structured entities

Pillar 3 | The Financial Statements comprise those of the parent company (UBS Group AG) and its subsidiaries, including controlled structured entities (SEs), presented as a single economic entity. Equity attributable to non-controlling interests is presented on the consolidated balance sheet within Equity, separately from Equity attributable to UBS Group AG shareholders.

UBS controls an entity when it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns.

Where an entity is governed by voting rights, control is generally indicated by a direct shareholding of more than one-half of the voting rights.

In other cases, the assessment of control is more complex and requires greater use of judgment. Where UBS has an interest in an entity that absorbs variability, UBS considers whether it has power over the entity that allows it to affect the variability of its returns. Consideration is given to all facts and circumstances to determine whether the Group has power over another entity, that is, the current ability to direct the relevant activities of an entity when decisions about those activities need to be made. Factors such as the purpose and design of the entity, rights held through contractual arrangements such as call rights, put rights or liquidation rights, as well as potential decision-making rights are all considered in this assessment. Where the Group has power over the relevant activities, a further assessment is made to determine whether, through that power, it has the ability to affect its own returns – that is, assessing whether power is held in a principal or agent capacity. Consideration is given to (i) the scope of decision-making authority, (ii) rights held by other parties, including removal or other participating rights and (iii) exposure to variability,

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

including remuneration, relative to total variability of the entity as well as whether that exposure is different from other investors. If, after review of these factors, UBS concludes that it can exercise its power to affect its own returns, the entity is consolidated.

Subsidiaries, including SEs, are consolidated from the date control is obtained and are deconsolidated from the date control ceases. Control, or the lack thereof, is reassessed if facts and circumstances indicate that there is a change to one or more of the elements needed to establish that control is present. ▲

è	Refer to Note 30 for more information on subsidiaries and structured entities

Structured entities (SEs)

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate only to administrative tasks and the relevant activities are directed by means of contractual arrangements. Such entities generally have a narrow and well-defined objective and include those historically referred to as special purpose entities (SPEs) and some investment funds. UBS assesses whether an entity is an SE by considering the nature of the activities of the entity as well as the substance of voting or similar rights afforded to other parties, including investors and independent boards or directors. UBS considers rights such as the ability to liquidate the entity or remove the decision maker to be similar to voting rights when the holder has the substantive ability to exercise such rights without cause. In the absence of such rights or in cases where the existence of such rights cannot be fully established, the entity is considered to be an SE.

The Group sponsors the formation of SEs and interacts with non-sponsored SEs for a variety of reasons including allowing clients to obtain or be exposed to particular risk profiles, to provide funding or to sell or purchase credit risk. Many SEs are established as bankruptcy remote, meaning that only the assets in the SE are available for the benefit of the SE’s investors and such investors have no other recourse to UBS. UBS is deemed to be the sponsor of an SE when it is involved in its creation, establishment and promotion and facilitates its ongoing success through the transfer of assets or the provision of explicit or implicit financial, operational or other support. Where the Group acts purely as an advisor, administrator or placement agent for an SE created by a third-party entity, it is not considered to be sponsored by UBS.

Pillar 3 | Each individual entity is assessed for consolidation in line with the consolidation principles described above, considering the nature and scope of UBS involvement. ▲ As the nature and extent of UBS involvement is unique to each entity, there is no uniform consolidation outcome by entity – certain entities within a class are consolidated and others are not. When UBS does not consolidate an SE but has an interest in an SE or has sponsored an SE, additional disclosures are provided in Note 30 on the nature of these interests and sponsorship activities. Pillar 3 | The classes of SEs UBS is involved with include the following:

–

Securitization structured entities are established to issue securities to investors that are backed by assets held by the SE and whereby (i) significant credit risk associated with the securitized exposures has been transferred to third parties and (ii) there is more than one risk position or tranche issued by the securitization vehicle in line with the Basel III securitization definition. All securitization entities are classified as SEs. ▲

–

Client investment structured entities are established predominantly for clients to invest in specific assets or risk exposures through purchasing notes issued by the SE, predominantly on a fixed-term basis. The SE may source assets via a transfer from UBS or through an external market transaction. In some cases, UBS may enter into derivatives with the SE to either align the cash flows of the entity with the investor’s intended investment objective or to introduce other desired risk exposures. In certain cases, UBS may have interests in a third-party sponsored SE to hedge specific risks or participate in asset-backed financing.

–

Investment fund structured entities have a collective investment objective, are managed by an investment manager and are either passively managed, such that any decision-making does not have a substantive effect on variability, or are actively managed and investors or their governing bodies do not have substantive voting or similar rights. UBS creates and sponsors a large number of funds in which it may have an interest through the receipt of variable management fees and/or a direct investment. In addition, UBS has interests in a number of funds created and sponsored by third parties, including exchange-traded funds and hedge funds, to hedge issued structured products.

Business combinations

Business combinations are accounted for using the acquisition method. As of the acquisition date, UBS recognizes the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. For each business combination, UBS measures the non-controlling interests in the acquiree (present ownership interests providing entitlement to a proportionate share of the net assets of the acquiree in the event of liquidation) either at fair value or at their proportionate share of the acquiree’s identifiable net assets.

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

Financial information

Note 1 Summary of significant accounting policies (continued)

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

è	Refer to Note 31 for more information

4) Associates and joint ventures

Investments in entities in which UBS has significant influence, but not control, over the financial and operating policies of the entity are classified as investments in associates and accounted for under the equity method of accounting. Normally, significant influence is indicated when UBS owns between 20% and 50% of a company’s voting rights. Investments in associates are initially recognized at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity). Interests in joint ventures are also accounted for under the equity method of accounting. A joint venture is subject to a contractual agreement between UBS and one or more third parties, which establishes joint control over the relevant activities and provides rights to the net assets of the entity. Interests in joint ventures are classified as Investments in associates.

If the reporting date of an associate or joint venture is different than UBS’s reporting date, the most recently available financial statements of the associate or joint venture are used to apply the equity method. Adjustments are made for effects of significant transactions or events that may occur between that date and the UBS reporting date.

Investments in associates and interests in joint ventures are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Refer to item 29 for more information.

è	Refer to Note 30 for more information on associates and joint ventures

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

Pillar 3 | Financial assets

UBS enters into certain transactions where it transfers financial assets recognized on its balance sheet but retains either all or a portion of the risks and rewards of the transferred financial assets. If all or substantially all of the risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transactions where transfers of financial assets result in UBS retaining all or substantially all risks and rewards include securities lending and repurchase transactions described under items 13 and 14. They also include transactions where financial assets are sold to a third party together with a total return swap that results in UBS retaining all or substantially all risks and rewards of the transferred assets. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all of the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the financial asset if control over the asset is surrendered. The rights and obligations retained following the transfer are recognized separately as assets and liabilities, respectively. In transfers where control over the financial asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset following the transfer. Examples of such transactions include written put options, acquired call options, or other instruments linked to the performance of the transferred asset.

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

è	Refer to Note 25b and 25c for more information on transferred financial assets

Financial liabilities

UBS derecognizes a financial liability from its balance sheet when it is extinguished, such as when the obligation specified in the contract is discharged, cancelled or has expired. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability with any difference in the respective carrying amounts being recognized in the income statement. ▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

6) Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

è	Refer to Note 24 for more information

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

The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments that are considered derivatives in their entirety generally are presented on the balance sheet as Positive replacement values or Negative replacement values. Refer to item 15 for more information. The trading portfolio includes recognized assets and liabilities relating to proprietary, hedging and client-related business.

Trading portfolio assets include debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans), equity instruments, assets held under unit-linked contracts and precious metals and other commodities owned by the Group (long positions). Trading portfolio liabilities include obligations to deliver financial instruments such as debt and equity instruments which the Group has sold to third parties but does not own (short positions).

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

Trading portfolio assets transferred to external parties that do not qualify for derecognition (refer to item 5 for more information)

and where the transferee has obtained the right to sell or repledge the assets continue to be classified on the UBS balance sheet as Trading portfolio assets but are identified as Assets pledged as collateral which may be sold or repledged by counterparties. Such assets continue to be measured at fair value.

è	Refer to Note 13 and 24 for more information on trading portfolio assets and liabilities

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

UBS has used the fair value option to designate most of its issued hybrid debt instruments as financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and/or are managed on a fair value basis. Such hybrid debt instruments predominantly include the following:

–	Equity-linked bonds or notes: linked to a single stock, a basket of stocks or an equity index;
–	Credit-linked bonds or notes: linked to the performance (coupon and/or redemption amount) of single names (such as a company or a country) or a basket of reference entities and
–	Rates-linked bonds or notes: linked to a reference interest rate, interest rate spread or formula.

The fair value option is applied to certain loans and loan commitments, otherwise accounted for at amortized cost, which are hedged predominantly with credit derivatives. The application of the fair value option to the loans and loan commitments reduces an accounting mismatch, as the credit derivatives are accounted for as derivative instruments at fair value through profit or loss. Similarly, UBS has applied the fair value option to certain structured loans and reverse repurchase and securities borrowing agreements which are part of portfolios managed on a fair value basis.

    The fair value option is applied to assets held to hedge deferred cash-settled employee compensation awards, in order to reduce an accounting mismatch that would otherwise arise due to the liability being measured on a fair value basis.

Financial information

Note 1 Summary of significant accounting policies (continued)

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

UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as to financial instruments in the trading portfolio. Refer to items 5 and 7 for more information.

è	Refer to Notes 3, 20, 24e and 27d for more information on financial assets and liabilities designated at fair value

9) Financial investments available-for-sale

Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis.

Financial investments available-for-sale include debt securities held as part of the multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short-term, managed centrally by Group Treasury, strategic equity investments, certain investments in real estate funds, certain equity instruments including private equity investments, and debt instruments and non-performing loans acquired in the secondary market.

Financial investments available-for-sale are recognized initially at fair value less transaction costs and are measured subsequently at fair value. Unrealized gains and losses are reported in Other comprehensive income within Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. Unrealized gains before tax are presented separately from unrealized losses before tax in Note 15.

For monetary instruments (such as debt securities), foreign exchange translation gains and losses determined by reference to the instrument’s amortized cost basis are recognized in Net trading income. Foreign exchange translation gains and losses related to other changes in fair value are recognized in Other comprehensive income within Equity. Foreign exchange translation gains and losses associated with non-monetary instruments (such as equity securities) are part of the overall fair value change of the instruments and are recognized in Other comprehensive income within Equity.

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

For debt investments, objective evidence of impairment includes significant financial difficulty for the issuer or counterparty, default or delinquency in interest or principal payments, or it becoming probable that the borrower will enter bankruptcy or financial reorganization. If a financial investment available-for-sale is determined to be impaired, the related cumulative net unrealized loss previously recognized in Other comprehensive income within Equity is reclassified to the income statement within Other income. For equity instruments, any further loss is recognized directly in the income statement, whereas for debt instruments, any further loss is recognized in the income statement only if there is additional objective evidence of impairment. After the recognition of an impairment on a financial investment available-for-sale, increases in the fair value of equity instruments are reported in Other comprehensive income within Equity and increases in the fair value of debt instruments up to amortized cost in original currency are recognized in Other income, provided that the fair value increase is related to an event occurring after the impairment loss was recorded.

UBS applies the same recognition and derecognition principles to financial assets available-for-sale as to financial instruments in the trading portfolio (refer to items 5 and 7 for more information), except that unrealized gains and losses between trade date and settlement date are recognized in Other comprehensive income within Equity rather than in the income statement.

è	Refer to Note 15 and 24 for more information on financial investments available-for-sale

10) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not classified as held-for-trading, not designated as at fair value through profit and loss or available-for-sale, and are not assets for which the Group may not recover substantially all of its initial net investment, other than because of a credit deterioration. Financial assets classified as loans and receivables include:

–	originated loans where funding is provided directly to the borrower;

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

–	participation in a loan from another lender and purchased loans;
–	securities which were classified as loans and receivables at acquisition date, such as auction rate securities in the Legacy Portfolio;
–	securities previously in the trading portfolio and reclassified to loans and receivables (refer to Note 27c for more information).

Loans and receivables are recognized when UBS becomes a party to the contractual provisions of the instrument, which is when funding is advanced to borrowers. They are recorded initially at fair value, based on the amount provided to originate or purchase the loan or receivable, together with any transaction costs directly attributable to the acquisition. Subsequently, they are measured at amortized cost using the EIR method, less allowances for credit losses. Refer to item 11 for information on allowances for credit losses and to Note 27a for an overview of the financial assets classified as loans and receivables.

Interest on loans and receivables is included in Interest earned on loans and advances and is recognized on an accrual basis. Upfront fees and direct costs relating to loan origination, refinancing or restructuring as well as to loan commitments are generally deferred and amortized to Interest earned on loans and advances over the life of the loan using the EIR method. For loan commitments that are not expected to result in a loan being advanced, the fees are recognized in Net fee and commission income over the commitment period. For loan syndication fees where UBS does not retain a portion of the syndicated loan, or where UBS does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, fees are credited to Net fee and commission income when the services have been provided.

Presentation of receivables from central banks

Deposits with central banks which are available on demand are presented on the balance sheet as Cash and balances with central banks. All longer-dated receivables with central banks are presented under Due from banks.

Financial assets reclassified to loans and receivables

When a financial asset is reclassified from held for trading to loans and receivables, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis going forward. In 2008 and 2009, UBS determined that certain financial assets classified as held for trading were no longer held for the purpose of selling or repurchasing in the near term and that the Group had the intention and ability to hold these assets for the foreseeable future, considered to be a period of approximately twelve months from the reclassification. Therefore, these assets were reclassified from held-for-trading to loans and receivables.

è	Refer to Note 27c for more information

Renegotiated loans

A renegotiated or restructured loan is a loan for which the terms have been modified or for which additional collateral has been requested that was not contemplated in the original contract.

Typical key features of terms and conditions granted through renegotiation to avoid default include special interest rates, postponement of interest or amortization payments, modification of the schedule of repayments or amendment of loan maturity. There is no change in the EIR following a renegotiation.

If a loan is renegotiated with preferential conditions (i.e., new/modified terms and conditions are agreed which do not meet the normal market criteria for the quality of the obligor and the type of loan), the position is still classified as non-performing and is rated as being in counterparty default. It will remain so until the loan is collected or written off and will be assessed for impairment on an individual basis.

If a loan is renegotiated on a non-preferential basis (e.g., additional collateral is provided by the client, or new terms and conditions are agreed which meet the normal market criteria, for the quality of the obligor and the type of loan), the loan will be re-rated using the Group’s regular rating scale. In these circumstances, the loan is removed from impaired status and therefore included in the collective assessment of loan loss allowances, unless an indication of impairment exists, in which case the loan is assessed for impairment on an individual basis. For the purposes of measuring credit losses within the collective loan loss assessment, these loans are not segregated from other loans which have not been renegotiated. Management regularly reviews all loans to ensure that all criteria according to the loan agreement continue to be met and that future payments are likely to occur.

A restructuring of a loan could lead to a fundamental change in the terms and conditions of a loan, resulting in the original loan being derecognized and a new loan being recognized.

If a loan is derecognized in these circumstances, the new loan is measured at fair value at initial recognition. Any allowance taken to date against the original loan is eliminated and is not attributed to the new loan. Consequently, the new loan is assessed for impairment on an individual basis. If the loan is not impaired, the loan is included within the general collective loan assessment for the purpose of measuring credit losses.

11) Allowances and provisions for credit losses

EDTF | An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due (or the equivalent thereof) on a claim based on the original contractual terms due to credit deterioration of the issuer or counterparty. A claim means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, or another similar instrument. Objective evidence of impairment includes significant financial difficulty for the issuer or counterparty, default or delinquency in interest or

Financial information

Note 1 Summary of significant accounting policies (continued)

principal payments, or it becoming probable that the borrower will enter bankruptcy or financial reorganization.

An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet. For an off-balance-sheet item, such as a commitment, a provision for credit loss is reported in Provisions. Changes to allowances and provisions for credit losses are recognized as Credit loss expense/recovery.

Allowances and provisions for credit losses are evaluated at both a counterparty-specific level and collectively based on the following principles:

Counterparty-specific: A loan is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due (or the equivalent value thereof) based on the original contractual terms. Individual credit exposures are evaluated based on the borrower’s character, overall financial condition and capacity, resources and payment record, the prospects for support from any financially responsible guarantors and, where applicable, the realizable value of any collateral. The estimated recoverable amount is the present value, calculated using the claim’s original EIR, of expected future cash flows including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate used for calculating the recoverable amount is the current EIR. Impairment is measured and allowances for credit losses are established based on the difference between the carrying amount and the estimated recoverable amount. Upon impairment, the accrual of interest income based on the original terms of the loan is discontinued. The increase of the present value of the impaired loan due to the passage of time is reported as Interest income.

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

    A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days, when insolvency proceedings have commenced, or when obligations have been restructured on preferential terms. Loans are evaluated individually for impairment when amounts have been overdue by more than 90 days, or if other objective evidence indicates that a loan may be impaired.

Collectively: All loans for which no impairment is identified at a counterparty-specific level are grouped on the basis of the Group’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors, to collectively assess whether impairment exists within a portfolio. Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions of the group of financial assets on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently in the portfolio. Estimates of changes in future cash flows for the group of financial assets reflect, and are directionally consistent with, changes in related observable data from year to year. The methodology and assumptions used for estimating future cash flows for the group of financial assets are reviewed regularly to reduce any differences between loss estimated and actual loss experience. Allowances from collective assessment of impairment are recognized as Credit loss expense/recovery and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms. If objective evidence becomes available that indicates that an individual financial asset is impaired, it is removed from the group of financial assets assessed for impairment on a collective basis and is assessed separately as a counter-party-specific claim. ▲

Reclassified securities and similar acquired securities carried at amortized cost: Estimated cash flows associated with financial assets reclassified from the held for trading category to loans and receivables in accordance with the requirements in item 10 and other similar assets acquired subsequently are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in the income statement as Credit loss expense. For reclassified securities, increases in estimated future cash receipts, as a result of increased recoverability over those expected at the time of reclassification, are recognized as an adjustment to the EIR on the loan from the date of change (refer to Note 27c for more information).

è	Refer to Note 12 for more information on allowances and provisions for credit losses

12) Securitization structures set up by UBS

Pillar 3 | UBS securitizes certain financial assets, generally selling Trading portfolio assets to SEs which issue securities to investors. UBS applies the policies set out in item 3 in determining whether the respective SE must be consolidated and those set out in item 5 in determining whether derecognition of transferred financial assets is appropriate. The following statements

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

mainly apply to transfers of financial assets which qualify for derecognition.

Gains or losses related to the sale of Trading portfolio assets involving a securitization are recognized when the derecognition criteria are satisfied with the gain or loss being classified in Net trading income.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (retained interests). Retained interests are primarily recorded in Trading portfolio assets and are carried at fair value. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in item 15 apply.

UBS acts as structurer and placement agent in various mortgage-backed securities (MBS) and other asset-backed securities (ABS) securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of clients during the period prior to securitization. UBS then typically sells the collateral into designated trusts upon closing of the securitization. In other securitizations, UBS may only provide financing to a designated trust in order to fund the purchase of collateral by the trust prior to securitization. UBS underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained interests, but for some interests substantially no observable information is available. ▲

è	Refer to Note 30c for more information on the Group’s involvement with securitization vehicles

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

Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent) and cash collateral delivered is derecognized and a corresponding receivable reflecting UBS’s right to receive it back is recorded (Cash collateral on securities borrowed). The securities which have been transferred are not recognized on, or derecognized from, the balance sheet unless the risks and rewards of ownership are also transferred. Refer to item 5 for more information. UBS-owned securities transferred to a borrower that is granted the right to sell or repledge those transferred securities are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral which may be sold or repledged by counterparties. Securities received in a borrowing transaction are disclosed as off-balance-sheet items if UBS has the right to resell or repledge them, with additional disclosure provided for securities that UBS has actually resold or repledged. The sale of securities which is settled by delivering securities received in a borrowing transaction generally triggers the recognition of a trading liability (short sale).

Where securities are either received or delivered in lieu of cash (securities for securities transactions), neither the securities received or delivered nor the obligation to return or right to receive the securities are recognized on the balance sheet, as the derecognition criteria are not met. Refer to item 5 for more information.

Interest receivable or payable for financing transactions is recognized in the income statement on an accrual basis and is recorded as Interest income or Interest expense.

è	Refer to Notes 11, 25 and 26 for more information on securities borrowing and lending

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

In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, representing UBS’s right to receive the cash back. Similarly, in a repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are transferred. UBS-owned securities transferred to a recipient who is granted the right to resell or repledge them are presented on the balance sheet as Trading portfolio assets, of which: assets pledged

Financial information

Note 1 Summary of significant accounting policies (continued)

as collateral which may be sold or repledged by counterparties. Securities received in reverse repurchase agreements are disclosed as off-balance-sheet items if UBS has the right to resell or repledge them, with additional disclosure provided for securities that UBS has actually resold or repledged (refer to Note 25d for more information). Additionally, the sale of securities which is settled by delivering securities received in reverse repurchase transactions generally triggers the recognition of a trading liability (short sale).

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.

The Group generally offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and Central Securities Depository (CSD) in accordance with the relevant accounting requirements. Refer to item 35 for more information.

è	Refer to Notes 11, 25 and 26 for more information on repurchase and reverse repurchase transactions

15) Derivative instruments and hedge accounting

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are remeasured subsequently to fair value. The method of recognizing fair value gains or losses depends on whether derivatives are held for trading, or are designated and effective as hedging instruments. If designated as hedging instruments, the method of recognizing gains or losses depends on the nature of the risk being hedged as described within this item.

Derivative instruments are generally reported on the balance sheet as Positive replacement values or Negative replacement values. However, exchange-traded derivatives which are economically settled on a daily basis and certain OTC derivatives which qualify for IFRS netting and are in substance net settled on a daily basis are classified as Cash collateral receivables on derivative instruments or Cash collateral payables on derivative instruments. Products that receive this treatment include futures contracts, 100% daily margined exchange-traded options and interest rate swaps transacted with the London Clearing House. Changes in the fair values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

è	Refer to Note 14 for more information on derivative instruments and hedge accounting

Hedge accounting

The Group uses derivative instruments as part of its risk management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria specified below, they may be designated as hedging instruments in hedges of the change in fair value of recognized assets or liabilities (fair value hedges), hedges of the variability in future cash flows attributable to a recognized asset or liability or highly probable forecast transactions (cash flow hedges) or hedges of a net investment in a foreign operation (net investment hedges).

At the time a financial instrument is designated in a hedge relationship, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with the designated risk of the hedged items. A hedge is considered highly effective if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk and (ii) actual results of the hedge are within a range of 80% to 125%. In the case of hedging forecast transactions, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. The Group discontinues hedge accounting voluntarily, or when the Group determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge, when the derivative expires or is sold, terminated or exercised, when the hedged item matures, is sold or repaid or when forecast transactions are no longer deemed highly probable.

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

If the hedge accounting relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the unamortized fair value adjustment) is amortized

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

to the income statement over the remaining term to maturity of the hedged item.

For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected within Other assets or Other liabilities. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the amount included in Other assets or Other liabilities is amortized to the income statement over the remaining term to maturity of the hedged items.

Cash flow hedges

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to the income statement.

If a cash flow hedge for forecasted transactions is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Equity remain there until the committed or forecasted transactions occur and affect profit or loss. If the forecasted transactions are no longer expected to occur, the deferred gains or losses are reclassified immediately to the income statement.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation or its liquidation, the cumulative value of any such gains or losses associated with the entity, and recognized directly in Equity, is reclassified to the income statement.

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

è	Refer to Note 14 for more information on economic hedges

Embedded derivatives

Derivatives may be embedded in other financial instruments (host contracts). For example, they could be represented by the conversion feature embedded in a convertible bond. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. An embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss if: (i) the host contract is not carried at fair value with changes in fair value reported in the income statement, (ii) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and (iii) the terms of the embedded derivative would meet the definition of a standalone derivative were they contained in a separate contract. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 27a in the Held for trading category, reflecting the measurement and recognition principles applied.

Typically, UBS applies the fair value option to hybrid instruments (refer to item 8 for more information), in which case bifurcation of an embedded derivative component is not required.

16) Loan commitments

Loan commitments are defined amounts (unutilized credit lines or undrawn portions of credit lines) against which clients can borrow money under defined terms and conditions.

Loan commitments that can be cancelled at any time by UBS at its discretion, according to their general terms and conditions, are not recognized on the balance sheet and are not included in the off-balance-sheet disclosures. Upon a loan drawdown by the counterparty, the amount of the loan is accounted for in accordance with Loans and receivables. Refer to item 10 for more information.

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

–	loan commitments designated at fair value through profit and loss (refer to item 8 for more information) and
–

all other loan commitments. These are not recorded in the balance sheet, but a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made. Other loan commitments include irrevocable forward starting reverse repurchase and irrevocable securities borrowing agreements. Any change in the liability relating to these other loan commitments is recorded in the income statement in Credit loss expense/recovery. Refer to items 11 and 27 for more information.

Financial information

Note 1 Summary of significant accounting policies (continued)

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

Certain written financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss. Refer to item 8 for more information. Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement in Credit loss expense/recovery.

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

20) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, information technology hardware, externally purchased and internally generated software and communication and other similar equipment. With the exception of investment properties, Property and equipment is carried at cost (which includes capitalized interest from associated borrowings, where applicable), less accumulated depreciation and impairment losses, and is reviewed periodically for impairment.

è	Refer to Note 16 for more information on property and equipment

Classification of own-used property

Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and/or for capital appreciation. Where a property of the Group includes an own-used portion and an investment portion which can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used unless the portion used by the Group is minor. The classification of property is reviewed on a regular basis. When the use of a property changes from own-used to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in the income statement. to the extent that it reverses a previous impairment loss on the specific property, with any remaining gain recognized in Other comprehensive income within Equity and presented in the revaluation reserve within Equity. Any loss is recognized immediately in the income statement. When an investment property is reclassified as own-used property, its fair value at the date of reclassification becomes its cost basis for subsequent measurement purposes.

Investment property

Investment property is carried at fair value with changes in fair value recognized in the income statement in Other income in the period of change.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs required to bring a leased property back into its original condition at the end of the lease is capitalized as part of total leasehold improvements with a corresponding liability recognized to reflect the obligation incurred. Reinstatement costs are recognized in the income statement through depreciation of the capitalized leasehold improvements over their estimated useful lives and the liability is relieved as cash payments are applied.

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

Estimated useful life of property and equipment

Property and equipment is depreciated on a straight-line basis over its estimated useful life. Depreciation of property and

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

equipment begins when it is available for use, that is, when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Estimated useful life of property and equipment

Properties, excluding land	Not exceeding 67 years

Leasehold improvements	Residual lease term

Other machines and equipment	Not exceeding 10 years

IT hardware and communication equipment	Not exceeding 5 years

Software	Not exceeding 10 years

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

Intangible assets are comprised of separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. In nearly all cases, identified intangible assets have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

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

è	Refer to Note 17 for more information on goodwill and intangible assets

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

Current and deferred taxes are recognized as income tax benefit or expense in the income statement except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for unrealized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, for remeasurements of defined benefit plans, and for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (point (i)) are considered when determining goodwill. Amounts relating to points (ii), (iii) and (iv) are recognized in Other comprehensive income within Equity.

è	Refer to Note 8 for more information on income taxes

23) Debt issued

Debt issued is carried at amortized cost. In cases where, as part of the Group’s risk management activity, fair value hedge accounting is applied to fixed-rate debt instruments carried at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure. Refer to item 15 for more information on hedge accounting. In most cases, structured notes issued are designated at fair value through profit or loss using the fair value option, on the basis that they are managed on a fair value basis, that the structured notes contain an embedded derivative, or both. Refer to item 8 for more information on the fair value option. The fair value option is not applied to certain structured notes that contain embedded derivatives that reference foreign exchange rates and/or precious metal prices. For these instruments, the embedded derivative component is measured on a fair value basis and the related underlying debt host component is measured on an amortized cost basis, with both components presented together within Debt issued.

Financial information

Note 1 Summary of significant accounting policies (continued)

Debt issued and subsequently repurchased in relation to market-making or other activities is treated as redeemed. A gain or loss on redemption (depending on whether the repurchase price of the bond is lower or higher than its carrying value) is recorded in Other income. A subsequent sale of own bonds in the market is treated as a reissuance of debt. Interest expense on debt instruments measured at amortized cost is included in Interest on debt issued.

è	Refer to Note 21 for more information on debt issued

24) Pension and other post-employment benefit plans

UBS sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits such as medical and life insurance benefits that are payable after the completion of employment. The major defined benefit pension plans are located in Switzerland, the UK, the US and Germany.

è	Refer to Note 28 for more information on pension and other post-employment benefit plans

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

25) Equity participation and other compensation plans

Equity participation plans

UBS has established several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans. UBS’s equity participation plans include mandatory, discretionary and voluntary plans. UBS recognizes the fair value of share, option and SAR awards, determined at the date of grant, as compensation expense, over the period during which the employee is required to provide services in order to earn the award.

If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. Such awards may remain forfeitable until the legal vesting date if certain non-vesting conditions are not met. Forfeiture events resulting from breach of a non-vesting condition do not result in a reversal of compensation expense.

If future service is required, compensation expense is recognized over that future period. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. Plans may contain provisions that shorten the required service period due to achievement of retirement eligibility or upon termination due to redundancy. In such instances, compensation expense is recognized over the period from grant date to the retirement eligibility or redundancy date. Forfeiture of these awards that occurs during the service period results in a reversal of compensation expense.

Awards settled in UBS shares or options are classified as equity settled. The fair value of an equity-settled award is determined at the date of grant and is not subsequently remeasured, unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately.

    Cash-settled awards are classified as liabilities and are remeasured to fair value at each balance sheet date as long as the award is outstanding. Changes in fair value are reflected in compensation expense and, on a cumulative basis, no compensation expense is recognized for awards that expire worthless or remain unexercised.

è	Refer to Note 29 for more information on equity participation plans

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Other compensation plans

UBS has established other fixed and variable deferred compensation plans, the values of which are not linked to UBS’s own equity. Deferred cash compensation plans are either mandatory or discretionary plans and include awards based on a notional cash amount, where ultimate payout is fixed or may vary based on achievement of performance conditions or the value of specified underlying assets. Compensation expense is recognized over the period that the employee is required to provide services to earn the award. If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. The amount recognized during the service period is based on an estimate of the amount expected to be paid out under the plan, such that cumulative expense recognized ultimately equals the cash distributed to employees. For awards in the form of alternative investment vehicles or similar structures, which provide employees with a payout based on the value of specified underlying assets, the initial value is based on the fair value of the underlying assets (e.g., money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds). These awards are remeasured at each reporting date based on the fair value of the underlying assets until the award is distributed. Changes in value are recognized proportionately to the elapsed service period. Forfeiture of these awards results in the reversal of compensation expense.

è	Refer to Note 29 for more information on other compensation plans

26) Amounts due under unit-linked investment contracts

Financial liabilities from unit-linked investment contracts are presented as Other liabilities on the balance sheet. These contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. Assets held under unitlinked investment contracts are presented as Trading portfolio assets.

è	Refer to Notes 13 and 23 for more information on unit-linked investment contracts

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

A provision is not recognized when UBS has a present obligation that has arisen from past events but it is not probable that an outflow of resources will be required to settle it, or a sufficiently reliable estimate of the amount of the obligation cannot be made. Instead, a contingent liability is disclosed, unless the likelihood of an outflow of resources is remote. Contingent liabilities are also disclosed for possible obligations that arise from past events whose existence will be confirmed only by uncertain future events not wholly within the control of UBS.

è	Refer to Note 22 for more information on provisions

28) Equity, treasury shares and contracts on UBS Group AG shares

Non-controlling interests and preferred noteholders

Net profit and Equity are presented including non-controlling interests and preferred noteholders. Net profit is split into Net profit attributable to UBS Group AG shareholders, Net profit attributable to non-controlling interests and Net profit attributable to preferred noteholders. Equity is split into Equity attributable to

Financial information

Note 1 Summary of significant accounting policies (continued)

Group AG shareholders, Equity attributable to non-controlling interests and Equity attributable to preferred noteholders.

UBS Group AG shares held (treasury shares)

UBS Group AG shares held by the Group are presented in Equity as Treasury shares at their acquisition cost, which includes transaction costs. Treasury shares are deducted from Equity until they are cancelled or reissued. The difference between the proceeds from sales of treasury shares and their weighted average cost (net of tax, if any) is reported as Share premium.

Net cash settlement contracts

Contracts on UBS Group AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option which includes a choice of settling net in cash, are classified as held for trading, with changes in fair value reported in the income statement as Net trading income.

Contracts with mandatory gross physical settlement

UBS issues contracts with mandatory gross physical settlement in UBS Group AG shares where a fixed amount of shares is exchanged against a fixed amount of cash or another financial asset.

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

All other contracts with mandatory gross physical settlement in UBS Group AG shares are presented in Equity as Share premium and accounted for at cost, which is added to or deducted from Equity as appropriate. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) is reported as Share premium.

Preferred notes issued to non-consolidated preferred securities entities

On 1 January 2013, UBS deconsolidated certain entities that issued preferred securities, which resulted in UBS recognizing the subordinated notes (that is, the preferred notes) issued to these entities rather than the preferred securities issued by them. UBS AG has fully and unconditionally guaranteed all contractual payments on the preferred securities. UBS’s obligations under these guarantees are subordinated to the full prior payment of the deposit liabilities of UBS and all other liabilities of UBS. All but one of the preferred notes, which is classified as a liability, contain no contractual obligation to deliver cash, and, therefore, were classified as equity instruments.

Prior to the share-for-share exchange, the preferred notes classified as equity instruments were presented as Equity attributable to preferred noteholders on the consolidated balance sheet and statement of changes in equity of UBS AG. Distributions on these preferred notes were presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income. Following the share-for-share exchange, these preferred notes are presented as Equity attributable to non-controlling interests on the consolidated balance sheet and statement of changes in equity of UBS Group AG. Future distributions on these preferred notes will be presented as Net profit attributable to non-controlling interests in the consolidated income statement and statement of comprehensive income.

For the preferred note classified as liability, interest is accrued through the income statement and presented within Net interest income.

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

è	Refer to Note 18 for more information on non-current assets held for sale

30) Leasing

UBS enters into lease contracts, or contracts that include lease components, predominantly of premises and equipment, and primarily as lessee. Leases that transfer substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. All other leases are classified as operating leases.

    Assets leased pursuant to finance leases are recognized on the balance sheet as Property and equipment and are depreciated over the lesser of the useful life of the asset or the lease term, with corresponding amounts payable included in Due to banks/customers. Finance charges payable are recognized in Net

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

interest income over the period of the lease based on the interest rate implicit in the lease on the basis of a constant yield.

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

Where UBS acts as lessor under a finance lease, a receivable is recognized in Loans at an amount equal to the present value of the aggregate of the minimum lease payments plus any unguaranteed residual value which UBS expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated to repayment of the outstanding receivable and interest income to reflect a constant periodic rate of return on UBS’s net investment using the interest rate implicit in the lease. UBS reviews the estimated unguaranteed residual value annually and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall.

Certain arrangements do not take the legal form of a lease but convey a right to use an asset in return for a payment or series of payments. For such arrangements, UBS determines at the inception of the arrangement whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and, if so, the arrangement is accounted for as a lease.

è	Refer to Note 33 for more information on operating leases and finance leases

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

è	Refer to Note 4 for more information on net fee and commission income

32) Foreign currency translation

Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities denominated in foreign currency are translated to the functional currency using the closing exchange rate. Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Foreign currency translation differences on financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired, with the exception of translation differences on the amortized cost of monetary financial investments available-for-sale which are reported in Net trading income, along with all other foreign currency translation differences on monetary assets and liabilities.

Upon consolidation, assets and liabilities of foreign operations are translated into Swiss francs (CHF), UBS’s presentation currency, at the closing exchange rate on the balance sheet date, and income and expense items are translated at the average rate for the period. The resulting foreign currency translation differences attributable to UBS Group AG shareholders are recognized directly in Foreign currency translation within Equity which forms part of Total equity attributable to UBS Group AG shareholders, whereas the foreign currency translation differences attributable to non-controlling interests are shown within Equity attributable to non-controlling interests.

    When a foreign operation is disposed or partially disposed of, the cumulative amount in Foreign currency translation within Equity related to that foreign operation is reclassified to the income statement as part of the gain or loss on disposal. When UBS disposes of a portion of its interest in a subsidiary that includes a foreign operation but retains control, the related portion of the cumulative currency translation balance is reclassified to Equity attributable to non-controlling interests. When UBS disposes of a portion of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the related portion of the cumulative currency translation balance is reclassified to the income statement.

è	Refer to Note 36 for more information on currency translation rates

Financial information

Note 1 Summary of significant accounting policies (continued)

33) Earnings per share (EPS)

Basic EPS are calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS are calculated using the same method as for basic EPS and adjusting the net profit or loss for the period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

è	Refer to Note 9 for more information on EPS

34) Segment reporting

UBS’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its components, reflect the management structure of the Group. Additionally, the non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its components) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions, are considered reconciling differences to UBS Group results and are reported collectively under Corporate Center – Core Functions.

Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Noncore and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheet assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

For the purpose of segment reporting under IFRS 8, the non-current assets consist of investments in associates and joint ventures, goodwill, other intangible assets and property and equipment.

è	Refer to Note 2 for more information on segment reporting

35) Netting

UBS nets financial assets and liabilities on its balance sheet if it has the unconditional and legally enforceable right to set-off the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include, for example, over-the-counter interest rate

421

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

swaps transacted with the London Clearing House, netted by currency and across maturity dates, repurchase and reverse repurchase transactions entered into with both the London Clearing House and the Fixed Income Clearing Corporation, netted by counterparty, currency, central securities depository and maturity, as well as transactions with various other counterparties, exchanges and clearing houses.

In assessing whether the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously, emphasis is placed on the effectiveness of operational settlement mechanics in eliminating substantially all credit and liquidity exposure between the counterparties. This condition precludes offsetting on the balance sheet for substantial amounts of the Group’s financial assets and liabilities, even though they may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting is generally only permitted in circumstances in which a market settlement mechanism exists via an exchange or clearing house which effectively accomplishes net settlement through a daily cash margining process. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that the settlement mechanism eliminates or results in insignificant credit and liquidity risk, and processes the receivables and payables in a single settlement process or cycle.

è	Refer to Note 1b and Note 26 for more information on offsetting financial assets and financial liabilities

b) Changes in accounting policies, comparability and other adjustments

Effective in 2014

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amended IAS 32 restricts offsetting on the balance sheet to only those arrangements in which a right of set-off exists that is unconditional and legally enforceable, in the normal course of business and in the event of the default, bankruptcy or insolvency of the Group and its relevant counterparties and for which the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously.

The amendments also provide incremental guidance for determining when gross settlement systems, such as a delivery versus payment (DVP) process used to settle repurchase agreements, result in the functional equivalent of net settlement.

Under the revised rules, the Group is no longer able to offset certain derivative arrangements, mainly credit derivative contracts and equity/index contracts, due to a combination of product and counterparty-specific considerations. The comparative balance sheet as of 31 December 2013 was restated with the effect presented in the table below. A balance sheet as of the beginning of 2013 has not been presented because the change in policy was not deemed to have a material impact on the financial statements. There was no impact on total equity, net profit or earnings per share. In addition, there was no impact on the Group’s Basel III capital.

è	Refer to Note 26 for more information

Removing exchange-traded derivative client cash balances from the Group’s balance sheet

UBS collects cash and securities collateral, in the form of initial and variation margin, from its clients and remits them to central counterparties

Amendments to IAS 32 and Removing ETD client cash balances: Effect on the balance sheet

CHF million	Balance as of 31 December 2013 previously reported	Change in reported figures due to amendments to IAS 32	Change in reported figures due to removing ETD client cash balances	Restated balance as of 31 December 2013
Total assets	1,009,860	8,513	(5,019)	1,013,355

of which: Due from banks	17,170	0	(3,296)	13,874

of which: Positive replacement values	245,835	8,249	0	254,084

of which: Cash collateral receivables on derivative instruments	28,007	264	(1,723)	26,548

Total liabilities	959,925	8,513	(5,019)	963,419

of which: Negative replacement values	239,953	8,125	0	248,079

of which: Cash collateral payables on derivative instruments	49,138	388	(5,019)	44,507

Total equity	49,936	0	0	49,936

Total liabilities and equity	1,009,860	8,513	(5,019)	1,013,355

Financial information

Note 1 Summary of significant accounting policies (continued)

(CCPs), brokers and deposit banks through its exchange-traded derivative (ETD) clearing and execution services. In 2014, the Group changed its accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices.

Specifically, if through contractual agreement, regulation or practice (i) the Group is not permitted to reinvest client cash balances; (ii) interest paid by the CCP, broker or deposit bank on cash deposits forms part of the client cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Group does not guarantee and is not liable to the client for the performance of the CCP, broker or deposit bank; and (iv) the client cash balances are legally isolated from the Group’s estate, UBS concluded that it does not obtain benefits from or control client cash balances. Therefore, those amounts are not deemed to represent assets and corresponding liabilities of UBS Group AG and are no longer reflected within Cash collateral payables on derivative instruments for the amounts due to clients, Cash collateral receivables on derivative instruments for amounts posted to CCPs and Due from Banks for any amounts that are deposited at third party deposit banks. As a result, Cash collateral receivables on derivatives decreased by CHF 1.2 billion, Due from Banks decreased by CHF 3.0 billion and Cash collateral payables on derivatives decreased by CHF 4.2 billion as of 31 December 2014.

The comparative balance sheet as of 31 December 2013 was restated with the effect presented in the table on the previous page. A balance sheet as of the beginning of 2013 has not been presented because the change in policy was not deemed to have a material impact on the financial statements. There was no impact on total equity, net profit, earnings per share or on the Group’s Basel III capital.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement)

On 1 January 2014, the Group adopted Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement) which provides relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws and regulations, provided certain criteria are met. Adoption of the amendments had no impact on the Financial Statements.

IFRIC Interpretation 21, Levies

In 2014, the Group adopted IFRIC Interpretation 21, Levies. IFRIC 21 sets out the accounting for an obligation to pay a government levy that is not within the scope of IAS 12, Income Taxes. The interpretation specifies that liabilities for levies should not be recognized prior to the occurrence of a specified triggering event, even when an entity has no realistic ability to avoid the triggering event. Adoption of the interpretation did not have a material impact on the Financial Statements.

Fair value measurements – funding valuation adjustments

In 2014, the Group incorporated funding valuation adjustments (FVA) into its fair value measurements. This resulted in a net loss of CHF 267 million when the change was adopted on 30 September 2014, of which CHF 252 million was attributable to Corporate Center – Non-core and Legacy Portfolio, CHF 12 million to the Investment Bank and CHF 3 million to Retail & Corporate. FVA reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and derivative payables and are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA were implemented in response to growing evidence that market participants incorporate FVA in the fair value measurement of uncollateralized and partially collateralized derivatives and was implemented on a prospective basis as a change in accounting estimate.

è	Refer to Note 24d for more information

Refinement to the allocation of operating costs for internal services

To further enhance cost discipline and strengthen efforts to reduce its underlying cost base, the Group has refined in 2014 the way that operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio.

è	Refer to Note 1a item 34 for more information

Changes in presentation

Presentation of Defined Benefit Plans

In 2014, to align with market practice, the disclosure of defined benefit plan remeasurements in the balance sheet and statement of changes in equity was amended to present the year-to-date and life-to-date movements directly within Retained earnings, rather than as a separate component of other comprehensive income. The comparative balance sheet and statement of changes in equity as of 31 December 2013 were restated to reflect this presentational change. Cumulative net income recognized directly in equity, net of tax as presented within the balance sheet and statement of changes in equity was renamed to Other comprehensive income recognized directly in equity, net of tax. In addition, further lines were added to the statement of changes in equity to separately disclose Net profit/(loss), Other comprehensive income that may be reclassified to the income statement and Other comprehensive income that will not be reclassified to the income statement.

Segment reporting by geographic location

In 2014, the Group revised the basis on which it attributes Total operating income to geographical locations in order to provide

423

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

more relevant information. Total operating income is now attributed to the region consistent with how the business is managed and performance is evaluated, with income primarily attributed to the domicile of the client. Historically, total operating income was primarily attributed to the location of the entity in which the transactions and assets were recorded. Prior period information was restated to reflect this change.

è	Refer to Note 2b for more information

Net fee and commission income

In 2014, the Group revised its presentation of certain line items within Net fee and commission income in order to provide more relevant information. Prior period information was adjusted accordingly.

è	Refer to Note 4 for more information

Other income

In 2014, the Group introduced several new reporting lines in order to enhance transparency on the composition of Other within Other income. Prior period information was adjusted accordingly.

è	Refer to Note 5 for more information

c) International Financial Reporting Standards and Interpretations to be adopted in 2015 and later and other adjustments

IFRS 9, Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, which includes revised guidance on the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 to include guidance on financial liabilities and derecognition of financial instruments. The publication of IFRS 9 represented the completion of the first part of a multi-stage project to replace IAS 39, Financial Instruments: Recognition and Measurement.

The standard required all financial assets, except equity instruments, to be classified at fair value through profit or loss or amortized cost on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option if doing so would significantly reduce or eliminate an accounting mismatch. Equity instruments that are not held for trading may be accounted for at fair value through other comprehensive income (OCI).

The accounting guidance for financial liabilities is unchanged with one exception: any gain or loss arising out of a financial liability designated at fair value through profit or loss that is attributable to changes in the credit risk of that liability (own credit) is presented in OCI and not recognized in the income statement. There is no subsequent recycling of realized gains or losses from OCI to the income statement.

    In November 2013, the IASB issued IFRS 9, Financial Instruments (Hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39). This standard contains guidance on hedge accounting that will replace the existing requirements of IAS 39, introducing substantial changes to hedge effectiveness and eligibility requirements as well as new disclosures. The amendments also remove the previous mandatory effective date of 1 January 2015 for all of the IFRS 9 requirements. The standard further permits entities to early adopt the own credit presentation changes prospectively, without having to apply any of the other requirements of IFRS 9.

In July 2014, the IASB published a final version of IFRS 9, Financial Instruments. IFRS 9 now fully reflects the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The final standard incorporates significant modifications to the previous version (as issued in 2010), including new classification and measurement requirements for financial assets; notably the introduction of a new fair value through OCI classification, the addition of a single forward-looking expected credit loss impairment model, replacing the incurred loss model of IAS 39, and the incorporation of a reformed approach to hedge accounting (as discussed above). The final standard includes the guidance for financial liabilities, as previously issued. There is no subsequent recycling of realized gains or losses on own credit from OCI to profit or loss. The mandatory effective date of the new standard will be 1 January 2018, with earlier adoption permitted.

UBS is currently assessing the impact of the new requirements on the Financial Statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for revenue recognition that apply to all contracts with customers. The standard requires an entity to recognize revenue as goods or services are transferred to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also establishes a cohesive set of disclosure requirements regarding information about the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The standard is effective for UBS reporting periods beginning on 1 January 2017, with early adoption permitted. Entities can choose to apply the standard retrospectively or use a modified approach in the year of adoption. UBS is currently assessing the impact of the new standard on the Financial Statements.

Financial information

Note 1 Summary of significant accounting policies (continued)

Amendments to IFRS 11, Joint Arrangements, IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements, IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments will have no material impact on the Group’s Financial Statements. UBS’s joint arrangements are immaterial, both individually and in aggregate (refer to Note 30), and UBS does not use revenue-based depreciation methodologies, which the amendments to IAS 16 and IAS 38 will prohibit.

Narrow-scope amendments to IAS 19, Employee Benefits

In December 2013, the IASB issued Defined Benefit Plans: Employee Contributions (Amendments to IAS 19, Employee Benefits). The amendments offer an alternative, simplified treatment for considering contributions from employees or third parties in the calculation of the defined benefit obligation if the amount of employee or third-party contributions is independent of the number of years of service. Under the alternative treatment, an entity may recognize such contributions as a reduction in service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. This is applicable for the Swiss pension plan, whereby UBS currently attributes employee contributions to the periods of service in accordance with the plan’s benefit formula. The amendments to IAS 19 are applicable retrospectively, for UBS on 1 January 2015. UBS does not apply the alternative treatment introduced by this amendment to IAS 19.

Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle that resulted in 12 amendments to nine IFRSs. Generally, the amendments are effective for UBS on 1 January 2015, with early adoption permitted. UBS expects that the adoption of these amendments will not have a material impact on the Financial Statements.

Annual Improvements to IFRSs 2012 – 2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRSs 2012 – 2014 Cycle that resulted in amendments to four IFRSs. Generally, the amendments are effective for UBS on 1 January 2016, with early adoption permitted. UBS is currently assessing the impact of the amendments on the Financial Statements.

Amendments to IAS 1, Presentation of Financial Statements

In December 2014, the IASB issued amendments to IAS 1 to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements and in determining where and in what order information is presented in the financial disclosures. The amendments have a mandatory effective date of 1 January 2016 for the Group, with earlier adoption permitted. UBS expects that the adoption of these amendments will not have a material impact on the Financial Statements.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 2a Segment reporting

The operational structure of the Group is comprised of the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. UBS is a global firm with global capabilities, and Wealth Management clients benefit from the full spectrum of UBS’s global resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as a wide range of specific offerings. Its guided architecture model gives clients access to a wide range of products from third-party providers that complement UBS’s own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. It provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US and Canadian business as well as international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. The retail and corporate business constitutes a central building block of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which they can be transferred to Wealth Management. Furthermore, it leverages the cross-selling potential of products and services provided by its asset-gathering and investment banking businesses. In addition, Retail & Corporate manages a substantial part of UBS’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

Global Asset Management

Global Asset Management is a large-scale asset manager with well diversified businesses across regions and client segments. It serves third-party institutional and wholesale clients, as well as clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Complementing the investment offering, the fund services unit provides fund administration services for UBS and third-party funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. The Investment Bank offers advisory services and access to international capital markets, and provide comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets, through its business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

Corporate Center is comprised of Core Functions and Non-core and Legacy Portfolio. Core Functions include Group-wide control functions such as finance (including treasury services such as liquidity, funding, balance sheet and capital management), risk control (including compliance) and legal. In addition, Core Functions provide all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Non-core and Legacy Portfolio is comprised of the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

    As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new components, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM).

426

Financial information

Note 2a Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2014

Net interest income	2,165	983	2,184	(11)	1,482	(347)	98	6,555

Non-interest income	5,736	6,001	1,653	1,912	6,862	308	(921)	21,550

Income[1,2]	7,902	6,984	3,836	1,902	8,343	(39)	(823)	28,105

Credit loss (expense)/recovery	(1)	15	(95)	0	2	0	2	(78)

Total operating income	7,901	6,998	3,741	1,902	8,346	(39)	(821)	28,027

Personnel expenses	3,369	4,802	1,363	887	4,065	423	371	15,280

General and administrative expenses	1,937	1,109	859	516	4,037	245	684	9,387

Services (to)/from other business divisions	58	10	(126)	(20)	3	13	62	0

Depreciation and impairment of property and equipment	205	129	139	43	272	2	27	817

Amortization and impairment of intangible assets[3]	5	48	0	9	15	6	0	83

Total operating expenses[4]	5,574	6,099	2,235	1,435	8,392	688	1,144	25,567

Operating profit/(loss) before tax	2,326	900	1,506	467	(47)	(728)	(1,965)	2,461

Tax expense/(benefit)								(1,180)

Net profit/(loss)								3,640

Additional Information

Total assets	127,588	56,026	143,711	15,207	292,347	257,773	169,826	1,062,478

Additions to non-current assets	7	6	9	2	7	1,677	0	1,708

1  Impairments of financial investments available-for-sale for the year ended 31 December 2014 were as follows: Wealth Management CHF 3 million, Global Asset Management CHF 1 million, Investment Bank CHF 49 million, Corporate Center – Non-core and Legacy Portfolio CHF 23 million.  2  Refer to Note 24 for more information on own credit in Corporate Center – Core Functions.  3  Refer to Note 17 for more information.  4  Refer to Note 32 for information on restructuring charges.

427

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2013

Net interest income	2,061	936	2,144	(20)	886	(405)[2]	183	[2]	5,786

Non-interest income	5,512	5,629	1,630	1,954	7,712	(602)[2]	161	[2]	21,997

Income[3,4]	7,573	6,565	3,774	1,935	8,599	(1,007)	344		27,782

Credit loss (expense)/recovery	(10)	(27)	(18)	0	2	0	3		(50)

Total operating income	7,563	6,538	3,756	1,935	8,601	(1,007)	347		27,732

Personnel expenses	3,371	4,574	1,442	873	3,984	424	515		15,182

General and administrative expenses	1,650	924	875	448	2,040	422	2,022		8,380

Services (to)/from other business divisions	97	13	(162)	(17)	3	1	65		0

Depreciation and impairment of property and equipment	190	121	143	47	260	0	55		816

Amortization and impairment of intangible assets[5]	8	49	0	8	14	0	3		83

Total operating expenses[6]	5,316	5,680	2,298	1,359	6,300	847	2,660		24,461

Operating profit/(loss) before tax	2,247	858	1,458	576	2,300	(1,854)	(2,312)		3,272

Tax expense/(benefit)									(110)

Net profit/(loss)									3,381

Additional Information

Total assets	109,758	45,491	141,369	14,223	239,971	247,407	215,135		1,013,355

Additions to non-current assets	5	1	17	1	81	1,236	0		1,341

1  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies. Refer to Note 1b for more information.  2   In 2014, net interest income and non-interest income figures for the year ended 31 December 2013 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 374 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 374 million with a corresponding decrease in non-interest income.  3   Impairments of financial investments available-for-sale for the year ended 31 December 2013 were as follows: Wealth Management CHF 10 million, Global Asset Management CHF 3 million, Investment Bank CHF 20 million, Corporate Center – Non-core and Legacy Portfolio CHF 8 million.  4   Refer to Note 24 for more information on own credit in Corporate Center – Core Functions.  5   Refer to Note 17 for more information.  6   Refer to Note 32 for information on restructuring charges.

Financial information

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2012

Net interest income	1,951	792	2,186	(21)	834	(229)[2]	465	[2]	5,978

Non-interest income	5,089	5,099	1,569	1,904	6,310	(1,461)[2]	1,051	[2]	19,563

Income[3,4]	7,040	5,891	3,756	1,883	7,144	(1,689)	1,516		25,541

Credit loss (expense)/recovery	1	(14)	(27)	0	0	0	(78)		(118)

Total operating income	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439		25,423

Personnel expenses	2,865	4,252	1,287	885	4,539	282	628		14,737

General and administrative expenses	1,360	893	857	395	2,312	1,696 [5]	1,141		8,653

Services (to)/from other business divisions	243	(15)	(370)	(10)	(202)	21	335		0

Depreciation and impairment of property and equipment	159	100	128	37	214	9	41		689

Impairment of goodwill[6]	0	0	0	0	0	0	3,030		3,030

Amortization and impairment of intangible assets[6]	7	51	0	8	13	0	28		106

Total operating expenses[7]	4,634	5,281	1,901	1,314	6,877	2,008	5,202		27,216

Operating profit/(loss) before tax	2,407	597	1,827	569	267	(3,698)	(3,764)		(1,794)

Tax expense/(benefit)									461

Net profit/(loss)									(2,255)

Additional Information

Total assets	104,620	43,948	145,320	12,916	261,511	262,857	428,625		1,259,797

Additions to non-current assets	4	1	45	12	62	1,032	0		1,158

1   Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies. Refer to Note 1b for more information.  2   In 2014, net interest income and non-interest income figures for the year ended 31 December 2012 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 276 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 276 million with a corresponding decrease in non-interest income.   3   Impairments of financial investments available-for-sale for the year ended 31 December 2012 were as follows: Global Asset Management CHF 4 million, Investment Bank CHF 12 million, Corporate Center – Core Functions CHF 2 million, Corporate Center – Non-core and Legacy Portfolio CHF 67 million.  4   Refer to Note 24 for more information on own credit in Corporate Center – Core Functions.  5   Includes charges of approximately CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.  6   Refer to Note 17 for more information.  7   Refer to Note 32 for information on restructuring charges.

429

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 2b Segment reporting by geographic location

The operating regions shown in the table below, i.e., Americas, Asia Pacific, Europe, Middle East and Africa, and Switzerland, correspond to the management structure of the Group from a regional perspective. The allocation of operating income to these regions reflects, and is consistent with, the basis on which the business is managed and performance evaluated. These allocations involve assumptions and judgments which management considers to be reasonable. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, with global clients being split into relevant countries and trading and portfolio management revenues attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the country and regional Presidents. Certain revenues, such as those related to the Corporate Center – Non-core and Legacy Portfolio, are managed at a Group level. These revenues are included in the Global line.

The geographic analysis of non-current assets is based on the location of the entity in which the assets are recorded.

è	Refer to Note 1b for more information on changes to segment reporting by geographic location

For the year ended 31 December 2014
	Total operating income		Total non-current assets
	CHF billion	Share %	CHF billion	Share %
Americas	10.7	38	7.0	48

of which: USA	10.1	36	6.6	45

Asia Pacific	4.6	16	0.4	3

Europe, Middle East and Africa	6.8	24	1.5	10

Switzerland	6.8	24	5.6	38

Global	(0.9)	(3)	0.0	0

Total	28.0	100	14.6	100

For the year ended 31 December 2013
	Total operating income		Total non-current assets
	CHF billion	Share %	CHF billion	Share %
Americas	10.2	37	6.1	46

of which: USA	9.6	35	5.6	43

Asia Pacific	4.5	16	0.4	3

Europe, Middle East and Africa	6.6	24	1.5	11

Switzerland	6.8	25	5.3	40

Global	(0.4)	(1)	0.0	0

Total	27.7	100	13.1	100

For the year ended 31 December 2012
	Total operating income		Total non-current assets
	CHF billion	Share %	CHF billion	Share %
Americas	9.5	37	6.2	46

of which: USA	8.9	35	5.8	43

Asia Pacific	3.5	14	0.4	3

Europe, Middle East and Africa	6.4	25	1.5	11

Switzerland	6.9	27	5.3	40

Global	(0.8)	(3)	0.0	0

Total	25.4	100	13.3	100

Financial information

Income statement notes

Note 3 Net interest and trading income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13

Net interest and trading income

Net interest income	6,555	5,786	5,978	13

Net trading income	3,842	5,130	3,526	(25)

Total net interest and trading income	10,397	10,915	9,504	(5)

Wealth Management	2,845	2,868	2,728	(1)

Wealth Management Americas	1,352	1,323	1,265	2

Retail & Corporate	2,536	2,485	2,467	2

Global Asset Management	0	9	9	(100)

Investment Bank	4,554	5,015	3,574	(9)

of which: Corporate Client Solutions[1]	1,047	1,142	706	(8)

of which: Investor Client Services[1]	3,507	3,873	2,868	(9)

Corporate Center	(891)	(784)	(540)	14

of which: Core Functions	(28)	(1,045)	(1,992)	(97)

of which: own credit on financial liabilities designated at fair value[2]	292	(283)	(2,202)

of which: Non-core and Legacy Portfolio	(864)	261	1,452

Total net interest and trading income	10,397	10,915	9,504	(5)

Net interest income

Interest income

Interest earned on loans and advances[3]	8,722	8,686	9,323	0

Interest earned on securities borrowed and reverse repurchase agreements	752	852	1,413	(12)

Interest and dividend income from trading portfolio	3,196	2,913	4,482	10

Interest income on financial assets designated at fair value	208	364	369	(43)

Interest and dividend income from financial investments available-for-sale	315	322	381	(2)

Total	13,194	13,137	15,968	0

Interest expense

Interest on amounts due to banks and customers	708	893	1,433	(21)

Interest on securities lent and repurchase agreements	827	829	1,208	0

Interest expense from trading portfolio[4]	1,804	1,846	2,442	(2)

Interest on financial liabilities designated at fair value	919	1,197	1,744	(23)

Interest on debt issued	2,382	2,586	3,163	(8)

Total	6,639	7,351	9,990	(10)

Net interest income	6,555	5,786	5,978	13

1  In 2014, comparative period figures were corrected. As a result, net interest and trading income for Investment Bank Corporate Client Solutions increased by CHF 107 million and CHF 131 million for 2013 and 2012, respectively, with an equal and offsetting decrease for Investment Bank Investor Client Services.  2  Refer to Note 24 for more information on own credit.  3  Includes interest income on impaired loans and advances of CHF 15 million for 2014, CHF 15 million for 2013 and CHF 16 million for 2012.  4  Includes expense related to dividend payment obligations on trading liabilities.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 3 Net interest and trading income (continued)

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13

Net trading income

Investment Bank Corporate Client Solutions[1]	293	422	389	(31)

Investment Bank Investor Client Services[1]	2,780	3,707	2,351	(25)

Other business divisions and Corporate Center	770	1,002	786	(23)

Net trading income	3,842	5,130	3,526	(25)

of which: net gains/(losses) from financial assets designated at fair value	(89)	99	420

of which: net gains/(losses) from financial liabilities designated at fair value[2,3]	(2,380)	(2,056)	(6,493)	16

1  In 2014, comparative period figures were corrected. As a result, net trading income for Investment Bank Corporate Client Solutions decreased by CHF 123 million for 2013, with an equal and offsetting increase for Investment Bank Investor Client Services.  2  Refer to Note 24 for more information on own credit.  3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Net trading income in 2013 included a gain of CHF 431 million from the valuation of the option to acquire the SNB StabFund’s equity, reflected in the line Other business divisions and Corporate Center, compared with a gain of CHF 526 million in 2012. The option was exercised in 2013.

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Underwriting fees	1,470	1,374	1,539	7

of which: equity underwriting fees	947	850	807	11

of which: debt underwriting fees	522	524	732	0

M&A and corporate finance fees	731	613	679	19

Brokerage fees	3,918	4,035	3,836	(3)

Investment fund fees	3,717	3,803	3,626	(2)

Portfolio management and advisory fees	7,343	6,625	5,895	11

Other	1,760	1,725	1,698	2

Total fee and commission income	18,940	18,176	17,273	4

Brokerage fees paid	818	839	871	(3)

Other	1,045	1,050	1,006	0

Total fee and commission expense	1,863	1,889	1,876	(1)

Net fee and commission income	17,076	16,287	15,396	5

of which: net brokerage fees	3,100	3,196	2,965	(3)

432

Financial information

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Associates and subsidiaries

Net gains/(losses) from disposals of subsidiaries[1]	56	111	(7)	(50)

Net gains/(losses) from disposals of investments in associates	69	0	0

Share of net profits of associates	94	49	88	92

Total	219	160	81	37

Financial investments available-for-sale

Net gains/(losses) from disposals	219	209	393	5

Impairment charges	(76)	(41)	(85)	85

Total	143	168	308	(15)

Net income from properties (excluding net gains/losses from disposals)[2]	30	35	35	(14)

Net gains/(losses) from investment properties at fair value[3]	2	(16)	4

Net gains/(losses) from disposals of properties held for sale	44	291	128	(85)

Net gains/(losses) from disposals of loans and receivables	39	53	(11)	(26)

Other	155	(111)	97

Total other income	632	580	641	9

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.  2  Includes net rent received from third parties and net operating expenses.  3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Salaries[1]	6,269	6,268	6,814	0

Variable compensation – performance awards[2]	2,820	2,986	3,000	(6)

of which: guarantees for new hires	48	76	134	(37)

Variable compensation – other[2]	466	288	367	62

of which: replacement payments[3]	81	78	109	4

of which: forfeiture credits	(70)	(146)	(174)	(52)

of which: severance payments[4]	162	114	303	42

of which: retention plan and other payments	292	242	128	21

Contractors	234	190	214	23

Social security	791	792	768	0

Pension and other post-employment benefit plans[5]	711	887	18	(20)

Wealth Management Americas: Financial advisor compensation[2,6]	3,385	3,140	2,873	8

Other personnel expenses	605	631	682	(4)

Total personnel expenses[7]	15,280	15,182	14,737	1

1  Includes role-based allowances.  2  Refer to Note 29 for more information.  3  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS.  4  Includes legally obligated and standard severance payments.  5  2014 included credits of CHF 41 million related to changes to retiree benefit plans in the US. 2012 included a credit of CHF 730 million related to changes to the Swiss pension plan and a credit of CHF 116 million related to changes to retiree medical and life insurance benefit plans in the US. Refer to Note 28 for more information.  6  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.  7  Included net restructuring charges of CHF 327 million, CHF 156 million and CHF 358 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to Note 32 for more information.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 7 General and administrative expenses

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Occupancy	1,005	1,044	1,074	(4)

Rent and maintenance of IT and other equipment	479	458	473	5

Communication and market data services	608	609	632	0

Administration	610	638	636	(4)

Marketing and public relations	468	478	528	(2)

Travel and entertainment	458	451	450	2

Professional fees	1,306	1,032	908	27

Outsourcing of IT and other services	1,603	1,340	1,357	20

Provisions for litigation, regulatory and similar matters[1,2]	2,594	1,701	2,549	52

Other[3]	256	628	47	(59)

Total general and administrative expenses[4]	9,387	8,380	8,653	12

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 10 million, CHF 15 million and CHF 12 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. A portion (CHF 58 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for 2014 as presented in Note 22a was recorded as other income rather than as general and administrative expenses.  2  Refer to Note 22 for more information.  3  2014 included a net charge of CHF 120 million related to certain disputed receivables. 2013 included a charge of CHF 110 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.  4  Included net restructuring charges of CHF 319 million, CHF 548 million and CHF 0 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to Note 32 for more information.

Note 8 Income taxes

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Tax expense/(benefit)
Swiss
Current	46	93	95
Deferred	1,348	455	23
Foreign
Current	409	342	72
Deferred	(2,983)	(1,000)	271

Total income tax expense/(benefit)	(1,180)	(110)	461

Income tax expense/(benefit)

The Swiss current tax expense of CHF 46 million relates to taxable profits, against which no losses were available to offset, mainly earned by Swiss subsidiaries. The Swiss deferred tax expense of CHF 1,348 million mainly reflects the net decrease of deferred tax assets previously recognized in relation to tax losses carried forward.

The foreign current tax expense of CHF 409 million relates to taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset. The foreign net deferred tax benefit of CHF 2,983 million primarily reflects an increase of deferred tax assets relating to the US.

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are listed in the table on the following page.

434

Financial information

Note 8 Income taxes (continued)

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Operating profit/(loss) before tax	2,461	3,272	(1,794)
of which: Swiss	1,173	3,323	4,040
of which: Foreign	1,288	(51)	(5,834)

Income tax at Swiss tax rate of 21%	517	687	(377)

Increase/(decrease) resulting from:
Foreign tax rates differing from Swiss tax rate	70	(305)	(680)
Tax effects of losses not recognized	325	58	184
Previously unrecognized tax losses now utilized	(285)	(419)	(1,342)
Non-taxable and lower taxed income	(384)	(624)	(417)
Non-deductible expenses and additional taxable income	1,069	1,245	2,205
Adjustments related to prior years – current tax	5	(32)	(216)
Adjustments related to prior years – deferred tax	(9)	6	1
Change in deferred tax valuation allowances	(2,373)	(859)	1,071
Adjustments to deferred tax balances arising from changes in tax rates	(183)	107	7
Other items	69	28	25

Income tax expense/(benefit)	(1,180)	(110)	461

The following is an explanation of the items included as differences between the expected tax expense at the Swiss tax rate applied to Group operating profit before tax and the actual income tax benefit:

Foreign tax rates differing from Swiss tax rate

To the extent that Group profits or losses arise outside Switzerland, the applicable local tax rate may differ from the Swiss tax rate. This item reflects, for such profits or losses, an adjustment from the tax expense/benefit that would arise at the Swiss tax rate and the tax expense/benefit that would arise at the applicable local tax rate. A tax expense arises in the year in relation to entities, which have profits and also local tax rates in excess of the Swiss tax rate.

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year, which are not recognized as deferred tax assets. Consequently, no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Previously unrecognized tax losses now utilized

This item relates to taxable profits of the year, which are offset by tax losses of previous years, for which no deferred tax assets were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits. Therefore, the tax expense calculated by applying the local rate on those profits is reversed.

Non-taxable and lower taxed income

This item relates to profits for the year, which are either permanently not taxable or are taxable, but at a lower rate of tax than the local tax rate. It also includes any permanent deductions made for tax purposes, which are not reflected in the accounts, thereby effectively ensuring that profits covered by the deduction are not taxable.

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

Adjustments related to prior years – deferred tax

This item relates to adjustments to deferred tax positions recognized in prior years, for example, if a tax loss for a year is fully recognized and the amount of the tax loss agreed with the tax authorities is expected to differ from the amount previously recognized as deferred tax assets in the accounts.

435

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 8 Income taxes (continued)

Change in deferred tax valuation allowances

This item includes revaluations of deferred tax assets previously recognized resulting from reassessments of expected future taxable profits. It also includes changes in temporary differences in the year, for which deferred tax is not recognized. The amount in the year mainly relates to the upward revaluation of deferred tax assets referred to above.

Adjustments to deferred tax balances arising from changes in tax rates

This item relates to re-measurements of deferred tax assets and liabilities recognized due to changes in tax rates. These have the effect of changing the future tax saving that is expected from tax losses or deductible tax differences and therefore the amount of deferred tax assets recognized or, alternatively, changing the tax cost of additional taxable income from taxable temporary differences and therefore the deferred tax liability.

Other items

Other items include other differences between profit or losses at the local tax rate and the actual local tax expense or benefit, including increases in provisions for uncertain positions in relation to the current year, interest accruals for such provisions in relation to prior years and other items.

Tax in equity

Certain tax expenses and benefits were recognized directly in equity. These included an expense of CHF 196 million for cash flow hedges

(2013: benefit of CHF 393 million), an expense of CHF 52 million for financial investments available-for-sale (2013: benefit of CHF 71 million), an expense of CHF 7 million for foreign currency translation gains and losses (2013: benefit of CHF 5 million) and a benefit of CHF 246 million for defined benefit pension plans (2013: expense of CHF 239 million) recognized in other comprehensive income. In addition, they included a benefit of CHF 3 million recognized in share premium (2013: benefit of CHF 91 million). These figures include the portion of tax expenses and benefits which are attributable to non-controlling interests. In addition, there were net foreign currency translation movements related to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than Swiss francs.

Deferred tax assets and liabilities

The Group has deferred tax assets related to tax loss carry-forwards and other items as shown in the table below. Deferred tax assets of CHF 1,378 million (CHF 4,484 million as of 31 December 2013) are recognized by entities within the UBS Group, which incurred losses in either the current or preceding year.

The valuation allowance reflects deferred tax assets which are not recognized because it is not considered probable that future taxable profits will be available to utilize the related tax loss carry-forwards and deductible temporary differences.

CHF million	31.12.14			31.12.13
Deferred tax assets[1]	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Tax loss carry-forwards	29,727	(22,271)	7,456	28,801	(22,534)	6,267

Temporary differences	4,869	(1,264)	3,605	3,850	(1,272)	2,577

of which: related to compensation and benefits	1,424	(317)	1,107	1,290	(415)	875

of which: related to trading assets	1,459	(61)	1,398	831	(84)	747

of which: other	1,986	(886)	1,100	1,729	(773)	956

Total deferred tax assets	34,596	(23,535)	11,060	32,651	(23,807)	8,845

Deferred tax liabilities
Goodwill and intangible assets			32			37

Financial investments			13			0

Investments in associates and other			35			21

Total deferred tax liabilities			80			59

1 Less deferred tax liabilities as applicable

Financial information

Note 8 Income taxes (continued)

The net increase in recognized deferred tax assets during 2014 was affected by UBS’s reassessment of its approach for taking forecasted future profit into account for these purposes. Based on the performance of its businesses, UBS has extended the forecast period for taxable profits to six years from five. In addition, UBS considers other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and its confidence level in assessing the probability of taxable profit beyond the current outlook period.

As of 31 December 2014, tax loss carry-forwards totaling CHF 68,869 million (31 December 2013: CHF 69,962 million), which are not recognized as deferred tax assets, were available to be offset against future taxable profits. These tax losses expire as outlined in the table below.

Unrecognized tax loss carry-forwards

CHF million	31.12.14	31.12.13
Within 1 year	9,341	0

From 2 to 5 years	43	10,683

From 6 to 10 years	613	189

From 11 to 20 years	39,899	40,579

No expiry	18,973	18,512

Total	68,869	69,962

In general, Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. The Group provides for deferred income tax on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. As of 31 December 2014, no such earnings were considered indefinitely invested.

437

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.14	31.12.13	31.12.12	31.12.13

Basic earnings (CHF million)

Net profit/(loss) attributable to UBS Group AG shareholders	3,466	3,172	(2,480)	9

Diluted earnings (CHF million)

Net profit/(loss) attributable to UBS Group AG shareholders	3,466	3,172	(2,480)	9

Less: (profit)/loss on UBS Group AG equity derivative contracts	0	0	(1)

Net profit/(loss) attributable to UBS Group AG shareholders for diluted EPS	3,466	3,172	(2,481)	9

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,720,188,713	3,763,076,788	3,754,112,403	(1)

Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	85,325,322	81,111,217	126,261	5

Weighted average shares outstanding for diluted EPS	3,805,514,035	3,844,188,005	3,754,238,664	(1)

Earnings per share (CHF)

Basic	0.93	0.84	(0.66)	11

Diluted	0.91	0.83	(0.66)	10

Shares outstanding[1]

Shares issued	3,717,128,324	3,842,002,069	3,835,250,233	(3)

Treasury shares	87,871,737	73,800,252	87,879,601	19

Shares outstanding	3,629,256,587	3,768,201,817	3,747,370,632	(4)

Exchangeable shares	0	246,042	418,526	(100)

Shares outstanding for EPS	3,629,256,587	3,768,447,859	3,747,789,158	(4)

1  As UBS Group AG is considered to be the continuation of UBS AG, UBS AG share information is presented for the comparative periods as of 31 December 2013 and 31 December 2012. Refer to Note 32 for more information.

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from

Number of shares	31.12.14	31.12.13	31.12.12	31.12.13

Potentially dilutive instruments

Employee share-based compensation awards	94,335,120	117,623,624	233,256,208	(20)

Other equity derivative contracts	6,728,173	16,517,384	15,386,605	(59)

SNB warrants[2]	0	0	100,000,000

Total	101,063,293	134,141,008	348,642,813	(25)

2  These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In 2013, these warrants were terminated following the full repayment of the loan.

Financial information

Balance sheet notes: assets

Note 10 Due from banks and loans (held at amortized cost)

CHF million	31.12.14	31.12.13

By type of exposure

Due from banks, gross	13,347	13,936

of which: due from central banks	648	2,407

Allowance for credit losses	(13)	(15)

Other allowances	0	(47)

Due from banks, net	13,334	13,874

Loans, gross

Residential mortgages	142,380	137,370

Commercial mortgages	22,368	22,716

Lombard loans	108,230	86,820

Other loans[1]	38,925	34,893

Finance lease receivables[2]	1,101	1,053

Securities[3]	3,448	4,813

Subtotal	316,452	287,665

Allowance for credit losses	(695)	(671)

Other allowances	0	(35)

Loans, net	315,757	286,959

Total due from banks and loans, net[4]	329,091	300,832

1  Includes corporate loans. 2  In 2014, changes in the presentation of this Note were made. Finance lease receivables are now presented as a separate line item. Previously, these were included in the line item Other loans. Prior period information was adjusted accordingly. Refer to Note 33b for more information. 3  Includes securities reclassified from held-for-trading. Refer to Note 1a item 10 and Note 27 for more information. 4  Refer to “Maximum exposure to credit risk” in the “Risk management and control” section of this report for information on collateral and credit enhancements.

Financial information

Notes to the UBS Group AG consolidated financial statements

EDTF | Note 11 Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments

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

è	Refer to Note 26 for more information

Balance sheet assets

	31.12.14			31.12.13
CHF million	Cash collateral on securities borrowed	Reverse repurchase agreements	Cash collateral receivables on derivative instruments	Cash collateral on securities borrowed	Reverse repurchase agreements	Cash collateral receivables on derivative instruments
By counterparty

Banks	10,517	13,746	10,265	10,495	34,729	8,982

Customers	13,546	54,668	20,713	17,001	56,834	17,566

Total	24,063	68,414	30,979	27,496	91,563	26,548

Balance sheet liabilities

		31.12.14			31.12.13

CHF million	Cash collateral on securities lent	Repurchase agreements	Cash collateral payables on derivative instruments	Cash collateral on securities lent	Repurchase agreements	Cash collateral payables on derivative instruments
By counterparty

Banks	7,041	5,174	20,895	8,805	3,953	26,166

Customers	2,138	6,644	21,477	686	9,858	18,341

Total	9,180	11,818	42,372	9,491	13,811	44,507

▲

Financial information

EDTF | Note 12 Allowances and provisions for credit losses

CHF million
By movement	Specific allowances	Collective allowances	Total allowances	Provisions [1]	Total 31.12.14	Total 31.12.13

Balance at the beginning of the year	669	20	688	61	750	794

Write-offs/usage of provisions	(151)	(1)	(153)	(1)	(154)	(128)

Recoveries	29	0	29	0	29	45

Increase/(decrease) recognized in the income statement[2]	138	(11)	127	(49)	78	50

Reclassifications	(10)	0	(10)	10	0	0

Foreign currency translation	18	0	19	3	21	(9)

Other	11	0	11	0	11	(3)

Balance at the end of the year	704	8	711	23	735	750

1 Represents provisions for loan commitments and guarantees. Refer to Note 22 for more information. Refer to the “Financial and operating performance” section of this report for the maximum irrevocable amount of loan commitments and guarantees. 2 Excludes an impairment charge of CHF 166 million related to certain disputed receivables. Including this, total impairment charges related to financial instruments were CHF 244 million in 2014.

By balance sheet line	Specific allowances	Collective allowances	Total allowances	Provisions	Total 31.12.14	Total 31.12.13

Due from banks	13	0	13		13	15

Loans	687	8	695		695	671

Cash collateral on securities borrowed	4	0	4		4	2

Provisions[1]				23	23	61

Balance at the end of the year	704	8	711	23	735	750

1 Represents provisions for loan commitments and guarantees. ▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 13 Trading portfolio

CHF million	31.12.14	31.12.13

Trading portfolio assets by issuer type[1]

Debt instruments

Government and government agencies	16,625	16,073

of which: Switzerland	293	352

of which: USA	3,816	3,657

of which: Australia	2,307	1,312

of which: United Kingdom	2,103	424

of which: Germany	1,280	1,192

of which: South Korea	1,080	1,482

of which: Italy	1,041	1,603

Banks	4,342	5,039

Corporates and other	24,252	25,407

Total debt instruments	45,219	46,519

Equity instruments	69,763	51,881

Financial assets for unit-linked investment contracts	17,410	15,849

Financial assets held for trading	132,392	114,249

Precious metals and other physical commodities	5,764	8,599

Total trading portfolio assets	138,156	122,848

Trading portfolio liabilities by issuer type[1]

Debt instruments

Government and government agencies	8,716	8,222

of which: Switzerland	232	173

of which: USA	2,987	2,508

of which: Australia	1,087	573

of which: United Kingdom	631	516

of which: Germany	335	308

of which: South Korea	43	15

of which: Italy	569	1,140

Banks	743	823

Corporates and other	2,591	2,453

Total debt instruments	12,050	11,498

Equity instruments	15,908	15,111

Total trading portfolio liabilities	27,958	26,609

1 Refer to Note 24e for more information on product type and fair value hierarchy categorization.

442

Financial information

Note 14 Derivative instruments and hedge accounting

EDTF | Pillar 3 | Derivatives: overview

A derivative is a financial instrument, the value of which is derived from the value of one or more variables (underlyings). Underlyings may be indices, exchanges or interest rates, or the value of shares, commodities, bonds or other financial instruments. A derivative commonly requires little or no initial net investment by either counterparty to the trade.

The majority of derivative contracts are negotiated with respect to notional amounts, tenor, price and settlement mechanisms, as is customary with other financial instruments.

Over-the-counter (OTC) derivative contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master agreement between UBS and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. The industry continues to promote the use of central counterparties (CCP) to clear OTC trades. The trend toward CCP clearing and settlement will generally facilitate the reduction of systemic credit exposures.

Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on organized exchanges. These are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value, and consequently reduced credit risk.

For presentation purposes, the Group is subject to the IFRS netting provisions for derivative contracts. Derivative instruments are measured at fair value and generally classified as Positive replacement values and Negative replacement values on the face of the balance sheet. However, ETD derivatives which are economically settled on a daily basis and certain OTC derivatives which qualify for IFRS netting and are in substance net settled on a daily basis are classified as Cash collateral receivables on derivative instruments or Cash collateral payables on derivative instruments. Changes in the replacement values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

è	Refer to Note 1a item 15 for more information

Valuation principles and techniques applied in the measurement of derivative instruments are discussed in Note 24. Positive replacement values represent the estimated amount the Group would receive if the derivative contract were sold on the balance sheet date. Negative replacement values indicate the estimated amount the Group would pay to transfer its obligations in respect of the underlying contract, were it required or entitled to do so on the balance sheet date.

Derivatives embedded in other financial instruments are not included in the table “Derivative instruments” within this Note. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract. In cases where UBS applies the fair value option to hybrid instruments, bifurcation of an embedded derivative component is not required and as such, this component is also not included in the table “Derivative instruments.”

è	Refer to Notes 20 and 24 for more information ▲▲

EDTF | Pillar 3 | Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below, the Group is engaged in extensive high-volume market-making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in Note 24.

The main types of derivative instruments used by the Group are:

–

Swaps: Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Cross-currency swaps involve the exchange of interest payments based on two different currency notional amounts and reference interest rates and generally also entail exchange of notional amounts at the start or end of the contract. Most cross-currency swaps are traded in the OTC market.

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
–

Credit derivative contracts: Credit default swaps (CDS) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following the occurrence of a contractually defined credit event with respect to a

443

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

specified third-party credit entity. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity, and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is generally terminated. More information on credit derivatives is included in a separate section on the following pages. Total return swaps (TRS) are structured with one party making payments based on a set rate, either fixed or variable, plus any negative changes in fair value of an underlying asset, and the other party making payments based on the return of the asset, which includes both income it generates and any positive changes in its fair value.

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

–

Commodities contracts: The Group has an established commodity derivatives trading business, which includes the commodity index and structured commodities business. The index and structured business are client facilitation businesses trading exchange-traded funds, OTC swaps and options on commodity indices and individual underlying commodities. The underlying indices cover third-party and UBS owned indices such as the UBS Bloomberg Constant Maturity Commodity Index and the Bloomberg Commodity Indices. All of the trading is cash-settled with no physical delivery of the underlying. The Group also has an established precious metals business in both flow and non-vanilla OTC products incorporating both physical and non-physical trading. The flow business is investor led and products include ETD, vanilla OTC and certain non-vanilla OTC. The vanilla OTC are in forwards, swaps and options. ▲▲

EDTF | Pillar 3 | Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is predominantly managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the audited portions of Market risk in the “Risk management and control” section of this report.

Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited portions of Credit risk in the “Risk management and control” section of this report. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure in its derivatives business with that counterparty. This is, for example, because on one hand, replacement values can increase over time (potential future exposure), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements. Both the exposure measures used internally by the Group to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS’s balance sheet include netting in accordance with IFRS requirements (refer to Note 1a item 35), which is generally more restrictive than netting in accordance with Swiss federal banking law. Swiss federal banking law netting is generally based on close-out netting arrangements that are enforceable in case of insolvency.

è	Refer to Note 26 for more information on the values of positive and negative replacement values after consideration of netting potential allowed under enforceable netting arrangements ▲▲

444

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

EDTF | Pillar 3 | Derivative instruments1

	31.12.14					31.12.13
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]
Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts[6]	0.1	49.0	0.2	55.9	2,622.8	0.2	123.7	0.2	107.1	1,944.2

Swaps	91.8	1,323.4	83.7	1,233.4	10,244.3	105.3	2,427.5	92.8	2,297.7	13,779.6

Options	31.7	799.8	33.9	790.3	0.0	25.2	928.8	25.3	900.3	0.0

Exchange-traded contracts

Futures					446.0					492.0

Options	0.0	15.7	0.0	4.9	134.7	0.0	0.2	0.1	1.8	287.5

Agency transactions[7]	0.1		0.1			0.1		0.0

Total	123.7	2,187.9	117.9	2,084.5	13,447.7	130.7	3,480.1	118.4	3,306.9	16,503.3

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	11.1	238.1	11.3	245.8	0.0	22.9	641.1	21.3	630.9	0.0

Total return swaps	0.4	3.8	0.4	5.1	0.0	0.2	3.1	0.2	3.1	0.0

Options and warrants	0.0	6.5	0.0	1.6	0.0	0.0	3.6	0.0	0.1	0.0

Total	11.5	248.4	11.7	252.4	0.0	23.1	647.8	21.5	634.0	0.0

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	20.6	817.6	19.2	741.4	0.0	12.4	661.2	13.4	667.9	0.0

Interest and currency swaps	62.2	1,626.3	62.3	1,554.0	0.0	54.2	1,924.0	57.4	1,858.1	0.0

Options	15.6	667.3	16.0	601.4	0.0	9.3	494.0	9.4	455.5	0.0

Exchange-traded contracts

Futures					14.8					7.2

Options	0.0	4.9	0.1	3.7	0.0	0.0	5.4	0.0	6.1	0.0

Agency transactions[7]	0.0		0.0			0.1		0.1

Total	98.4	3,116.2	97.6	2,900.5	14.8	76.0	3,084.4	80.3	2,987.6	7.2

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0

Swaps	3.4	58.5	4.7	70.0	0.0	3.2	45.9	4.6	59.2	0.0

Options	6.4	71.7	8.9	115.4	0.0	7.7	74.7	9.3	103.1	0.0

Exchange-traded contracts

Futures					27.9					25.7

Options	4.8	109.4	4.8	124.2	10.1	5.6	110.8	6.5	112.4	7.2

Agency transactions[7]	4.9		4.8			4.0		4.0

Total	19.5	239.6	23.3	309.6	38.0	20.6	231.4	24.4	274.7	32.9

Table continues on the next page.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

Derivative instruments1 (continued)

Table continued from previous page.

	31.12.14					31.12.13
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]
Commodity contracts

Over-the-counter (OTC) contracts

Forward contracts	0.3	4.6	0.3	4.4	0.0	0.6	4.5	0.4	3.5	0.0

Swaps	0.9	13.8	0.5	7.9	0.0	0.9	14.9	0.9	11.2	0.0

Options	0.9	12.5	0.7	9.8	0.0	1.0	12.9	0.9	9.4	0.0

Exchange-traded contracts

Futures					7.3					11.1

Forward contracts	0.0	6.5	0.1	5.3	0.0	0.0	9.7	0.1	8.2	0.0

Options	0.0	0.8	0.1	3.7	0.1	0.0	0.6	0.1	2.3	0.2

Agency transactions[7]	1.4		1.4			0.9		0.9

Total	3.6	38.1	3.2	31.1	7.3	3.5	42.7	3.2	34.6	11.3

Unsettled purchases of non-derivative financial investments[8]	0.1	11.4	0.2	12.9	0.0	0.1	19.6	0.1	8.9	0.0

Unsettled sales of non-derivative financial investments[8]	0.2	16.1	0.1	9.1	0.0	0.1	12.7	0.2	15.2	0.0

Total derivative instruments, based on IFRS netting[9]	257.0	5,857.8	254.1	5,600.2	13,507.9	254.1	7,518.8	248.1	7,261.9	16,554.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 December 2014, these derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion). As of 31 December 2013, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion).  2  PRV: Positive replacement value.  3  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.  4  NRV: Negative replacement value.  5  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and were not material for the periods presented.  6  Negative replacement values as of 31 December 2014 include CHF 0.0 billion related to derivative loan commitments (31 December 2013: CHF 0.0 billion). No notional amounts related to these replacement values are included in the table. The maximum irrevocable amount related to these commitments was CHF 4.5 billion as of 31 December 2014 (31 December 2013: CHF 7.1 billion).  7  Notional values of exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients are not disclosed due to their significantly different risk profile.  8  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.  9  Refer to Note 26 for more information on netting arrangements. ▲▲

EDTF | The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the reference against which changes in the value of the derivative are measured. Notional values, in themselves, are generally not a direct indication of the values which are exchanged between parties, and are therefore not a direct measure of risk or financial exposure, but are viewed as an indication of the scale of the different types of derivatives entered into by the Group.

The maturity profile of OTC interest rate contracts held as of 31 December 2014, based on notional values, was: approximately 45% (31 December 2013: 38%) mature within one year, 34% (31 December 2013: 38%) within one to five years and 22% (31 December 2013: 24%) after five years. Notional values of interest rate contracts cleared with a clearing house that qualify for IFRS balance sheet netting are presented under other notional values and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts. ▲

EDTF | Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify, or reduce current or expected risks. Trading activities include market-making to directly support the facilitation and execution of client activity. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume.

Credit derivatives

UBS is an active dealer in the fixed income market, including CDS and related products, with respect to a large number of issuers’ securities. The primary purpose of these activities is for the benefit of UBS’s clients through market-making activities and for the ongoing hedging of trading book exposures.

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

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

During 2012, UBS announced an Investment Bank strategy change which resulted in a focus on certain types of client facilitation business and resulted in reduced market-making activity. As a result, CDS have increasingly been used for economic hedging purposes. In 2013, large portfolios of credit derivatives including structured credit products were transferred to and are now managed and reported in Corporate Center – Non Core. The majority of these positions have now been unwound through trade novations to other counterparties.

The tables below provide further details on credit protection bought and sold, including replacement and notional value information by instrument type and counterparty type. The value of protection bought and sold is not, in isolation, a measure of UBS’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDS, and in connection with collateral arrangements in place. On a notional value basis, credit protection bought and sold as of 31 December 2014 matures in a range of approximately 27% (31 December 2013: 22%) within one year, approximately 64% (31 December 2013: 72%) within one to five years and approximately 8% (31 December 2013: 6%) after five years.

EDTF | Credit derivatives by type of instrument
	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single-name credit default swaps	5.9	4.0	173.3	3.0	5.6	148.8

Multi-name index linked credit default swaps	0.4	0.9	72.8	1.7	0.5	80.7

Multi-name other credit default swaps	0.1	0.3	4.8	0.0	0.1	3.4

Total rate of return swaps	0.1	0.3	5.4	0.3	0.2	3.5

Options and warrants	0.0	0.0	6.5	0.0	0.0	1.6

Total 31 December 2014	6.5	5.4	262.8	5.0	6.3	238.0

of which: credit derivatives related to economic hedges	3.2	5.0	245.5	4.6	3.0	220.5

of which: credit derivatives related to market-making	3.3	0.4	17.3	0.5	3.3	17.4

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single-name credit default swaps	6.6	12.0	487.9	10.4	4.6	450.6

Multi-name index linked credit default swaps	1.0	1.9	146.8	4.4	2.3	171.9

Multi-name other credit default swaps	0.4	0.4	9.4	0.1	0.2	5.3

Total rate of return swaps	0.2	0.1	5.4	0.0	0.1	0.8

Options and warrants	0.0	0.0	3.6	0.0	0.0	0.1

Total 31 December 2013	8.1	14.3	653.1	15.0	7.2	628.8

of which: credit derivatives related to economic hedges	7.8	14.1	644.3	14.7	6.9	620.6

of which: credit derivatives related to market-making	0.3	0.3	8.7	0.3	0.3	8.2

▲

447

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

EDTF | Credit derivatives by counterparty
	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	1.4	0.5	32.8	0.3	1.1	23.5

Banks	4.0	2.9	156.4	2.6	4.4	144.3

Central clearing counterparties	0.2	1.1	53.2	1.3	0.3	56.7

Other	0.9	0.9	20.4	0.8	0.5	13.5

Total 31 December 2014	6.5	5.4	262.8	5.0	6.3	238.0

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	1.6	2.9	146.9	3.0	1.5	138.0

Banks	4.7	8.9	377.0	9.0	4.6	370.7

Central clearing counterparties	0.5	1.8	101.2	2.3	0.7	102.2

Other	1.4	0.7	27.9	0.6	0.3	17.8

Total 31 December 2013	8.1	14.3	653.1	15.0	7.2	628.8

▲

UBS’s credit derivatives are usually traded as OTC contracts. Since 2009, in line with the broader derivatives industry, a number of initiatives have been launched in both the US and Europe to establish CCP solutions for OTC CDS contracts with the aim of reducing counterparty risk. UBS, along with other dealer members, has continued to participate in these initiatives during 2014. ▲

EDTF | Pillar 3 | UBS’s CDS trades are documented using industry standard forms of documentation or equivalent terms documented in a bespoke (i.e., tailored) agreement. The agreements that govern CDS generally do not contain recourse provisions that would enable UBS to recover from third parties any amounts paid out by UBS (i.e., this is the case where a credit event occurs and UBS is required to make payment under a CDS).

The types of credit events that would require UBS to perform under a CDS contract are subject to agreement between the parties at the time of the transaction. However, nearly all transactions are traded using credit events that are applicable under certain market conventions based on the type of reference entity to which the transaction relates. Applicable credit events by market conventions include bankruptcy, failure to pay, restructuring, obligation acceleration and repudiation/moratorium.

Contingent collateral features of derivative liabilities

Certain derivative payables contain contingent collateral or termination features triggered upon a downgrade of the published credit rating of the Group in the normal course of business. Based on UBS’s credit ratings as of 31 December 2014, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 1.0 billion, CHF 2.8 billion and CHF 2.9 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively, in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings. ▲▲

EDTF | Derivatives transacted for hedging purposes

Derivatives used for structural hedging

The Group enters into derivative transactions for the purposes of hedging risks inherent in assets, liabilities and forecast transactions. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

Derivative transactions that qualify and are designated as hedges for accounting purposes are described under the corresponding headings in this note (fair value hedges, cash flow hedges and hedges of net investments in foreign operations). The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a item 15, under which terms used in the following sections are explained.

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

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

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

Fair value hedges: interest rate risk related to debt issued

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g., non-structured fixed-rate bonds, covered bonds and subordinated debt) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were assets of CHF 2,236 million and liabilities of CHF 37 million as of 31 December 2014 and assets of CHF 1,588 million and liabilities of CHF 140 million as of 31 December 2013.

EDTF | Fair value hedges of interest rate risk

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Gains/(losses) on hedging instruments	1,113	(1,123)	537

Gains/(losses) on hedged items attributable to the hedged risk	(1,111)	1,116	(581)

Net gains/(losses) representing ineffective portions of fair value hedges	2	(7)	(44)

▲

Fair value hedges: portfolio interest rate risk related to loans

The Group also applies fair value hedge accounting to mortgage loan portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included within Other assets on the balance sheet. The fair values of outstanding interest rate derivatives designated for these hedges as of 31 December 2014 were liabilities of CHF 256 million (31 December 2013: assets of CHF 176 million and liabilities of CHF 716 million). The reduction in fair value of outstanding derivatives during 2014 was partly related to the hedge de-designation of certain interest rate derivatives.

EDTF | Fair value hedge of portfolio of interest rate risk

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Gains/(losses) on hedging instruments	(694)	636	139

Gains/(losses) on hedged items attributable to the hedged risk	676	(625)	(159)

Net gains/(losses) representing ineffective portions of fair value hedges	(18)	11	(20)

▲

Cash flow hedges of forecasted transactions

The Group is exposed to variability in future interest cash flows on non-trading financial assets, and liabilities that bear interest at variable rates or are expected to be refinanced or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 14 years. The table on the following page shows forecasted principal balances on which expected interest cash flows arise as of 31 December 2014. Amounts shown represent, by time bucket, average assets and liabilities subject to forecasted cash flows designated as hedged items in cash flow hedge accounting relationships.

As of 31 December 2014, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 4,521 million assets and CHF 1,262 million liabilities (31 December 2013: CHF 4,770 million assets and CHF 2,275 million liabilities).

In 2014, a gain of CHF 87 million was recognized in Net trading income due to hedge ineffectiveness, compared with a loss of CHF 80 million in 2013 and a gain of CHF 158 million in 2012.

At the end of 2014 and 2013, a gain of CHF 265 million and a loss of CHF 18 million associated with terminated interest rate swaps were deferred in OCI, respectively. They will be removed from OCI when the previously hedged forecasted cash flows affect net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from OCI to Net interest income relating to de-designated swaps were a net gain CHF 51 million in 2014, a net gain of CHF 1 million in 2013 and a net gain of CHF 4 million in 2012.

449

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

EDTF | Principal balances subject to cash flow forecasts

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years
Assets	66	113	37	33	1

Liabilities	9	19	3	2	0

Net balance	57	94	34	32	1

▲

Hedges of net investments in foreign operations

The Group applies hedge accounting for certain net investments in foreign operations. As of 31 December 2014, the positive replacement values and negative replacement values of FX derivatives (mainly FX swaps) designated as hedging instruments in net investment hedge accounting relationships were CHF 158 million and CHF 305 million, respectively (31 December 2013: positive replacement values of CHF 104 million and negative replacement values of CHF 102 million). As of 31 December 2014, the underlying hedged structural exposures in several currencies amounted to CHF 8.0 billion (31 December 2013: CHF 7.2 billion).

Hedges of structural FX exposures in currencies other than the US dollar may be comprised of two jointly designated derivatives as the foreign currency risk may be hedged against the US dollar first and then converted into Swiss francs, the presentation currency of the Group, as part of a separate FX derivative transaction. The aggregated notional amount of designated hedging derivatives as of 31 December 2014 was CHF 14.7 billion in total (31 December 2013: CHF 13.8 billion) including CHF 7.8 billion notional values related to US dollar versus Swiss franc swaps and CHF 6.9 billion notional values related to derivatives hedging foreign currencies (other than the US dollar) versus the US dollar. The effective portion of gains and losses of these FX swaps is transferred directly to OCI to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure resulting in the accumulation of FCT on the level of individual foreign branches and subsidiaries and hence on the total FCT OCI of the Group.

UBS designates certain non-derivative foreign currency financial assets and liabilities of foreign branches or subsidiaries as hedging instruments in net investment hedge accounting arrangements. The FX translation difference recorded in FCT OCI of the non-derivative hedging instrument of one foreign entity offsets the structural FX exposure of another foreign entity. Therefore, the aggregated FCT OCI of the Group is unchanged from this hedge designation. As of 31 December 2014, the nominal amount of non-derivative financial assets and liabilities designated as hedging instruments in such net investment hedges was CHF 14.3 billion and CHF 14.3 billion, respectively (31 December 2013: CHF 15.5 billion non-derivative financial assets and CHF 15.5 billion non-derivative financial liabilities).

No material ineffectiveness of hedges of net investments in foreign operations was recognized in the income statement in 2014, 2013 and 2012.

Undiscounted cash flows

The table below provides undiscounted cash flows of all derivative instruments designated in hedge accounting relationships. Interest rate swap cash flows include cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2014. The table includes derivatives traded on an exchange or through a clearing house where the change in fair value is settled each day, either in fact or in substance, through cash payment of variation margin. ▲

EDTF | Derivatives designated in hedge accounting relationships (undiscounted cash flows)

CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]

Cash inflows	0	0	1	2	8	1	12

Cash outflows	0	0	0	1	5	1	7

FX swaps/forwards

Cash inflows	0	7	6	0	0	0	13

Cash outflows	0	7	6	0	0	0	14

Net cash flows	0	0	1	1	3	0	5

1  The table includes gross cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2014. ▲

450

Financial information

Note 15 Financial investments available-for-sale

CHF million	31.12.14	31.12.13

Financial investments available-for-sale by issuer type[1]

Debt instruments

Government and government agencies	45,334	50,761

of which: Switzerland	43	44

of which: USA	17,219	17,876

of which: Germany	10,145	6,733

of which: France	5,351	5,601

of which: United Kingdom	2,348	8,089

of which: Japan	1	4,865

Banks	8,490	4,983

Corporates and other	2,670	3,132

Total debt instruments	56,494	58,876

Equity instruments	664	649

Total financial investments available-for-sale	57,159	59,525

Unrealized gains – before tax	430	372

Unrealized (losses) – before tax	(64)	(196)

Net unrealized gains/(losses) – before tax	365	175

Net unrealized gains/(losses) – after tax	238	95

1 Refer to Note 24e for more information on product type and fair value hierarchy categorization.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 16 Property and equipment

At historical cost less accumulated depreciation
CHF million	Own-used properties	Leasehold improvements	IT hardware and communication	Internally generated software[1]	Purchased software	Other machines and equipment	Projects in progress		31.12.14	31.12.13
Historical cost

Balance at the beginning of the year	7,970	2,677	2,205	1,259	459	769	799		16,136	16,428

Additions	38	21	270	8	58	38	1,257		1,690	1,244

Disposals/write-offs[2]	(115)	(92)	(221)	(25)	(18)	(46)	0		(518)	(871)

Reclassifications	(166)	281	4	260	3	44	(786)		(359)[7]	(488)

Foreign currency translation	29	173	119	24	35	42	72		493	(178)

Balance at the end of the year	7,756	3,060	2,377	1,525	536	847	1,341		17,442	16,136

Accumulated depreciation

Balance at the beginning of the year	4,485	1,894	1,841	965	408	547	0		10,140	10,524

Depreciation	186	179	215	130	30	58	0		799	734

Impairment[3]	2	8	1	7	0	1	0		19	81

Disposals/write-offs[2]	(114)	(86)	(184)	(25)	(18)	(46)	0		(474)	(756)

Reclassifications	(208)	(8)	0	0	1	(2)	0		(217)[7]	(319)

Foreign currency translation	15	134	102	11	31	34	0		326	(124)

Balance at the end of the year	4,365	2,120	1,976	1,089	452	592	0		10,593	10,140

Net book value at the end of the year[4,5]	3,391	940	402	436	85	255	1,341	[6]	6,849	5,996

1 In 2014, changes in the presentation of this Note were made. Internally generated software is now presented as a separate column. Previously, this was presented together with Purchased software. 2 Includes write-offs of fully depreciated assets. 3 Impairment charges recorded in 2014 relate to assets for which the recoverable amount was determined based on value-in-use (recoverable amount of the impaired assets: CHF 58 million Leasehold improvements, CHF 5 million Internally generated software). 4 As of 31 December 2014, contractual commitments to purchase property in the future amounted to approximately CHF 0.4 billion. 5 Includes CHF 104 million related to leased assets, mainly IT hardware and communication. 6 Includes CHF 1,045 million related to Internally generated software, CHF 172 million related to Own-used properties and CHF 119 million related to Leasehold improvements. 7 Reflects reclassifications to Properties held-for-sale (CHF 143 million on a net basis) reported within Other assets.

Investment properties at fair value

CHF million	31.12.14	31.12.13
Balance at the beginning of the year	10	99

Additions	0	7

Sales	0	0

Revaluations	1	(16)

Reclassifications	(7)	(81)

Foreign currency translation	1	0

Balance at the end of the year	5	10

Financial information

Note 17 Goodwill and intangible assets

Introduction

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS considers the segments, as reported in Note 2, as separate cash-generating units (CGU). The impairment test is performed for each segment to which goodwill is allocated by comparing the recoverable amount, based on its value-in-use, to the carrying amount of the respective segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount. As of 31 December 2014, total goodwill recognized on the balance sheet was CHF 6.4 billion, of which CHF 1.4 billion, CHF 3.5 billion and CHF 1.5 billion was carried by Wealth Management, Wealth Management Americas and Global Asset Management, respectively. Based on the impairment testing methodology described below, UBS concluded that the goodwill balances as of 31 December 2014 allocated to these segments remain recoverable and thus were not impaired.

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

The discount rates are determined by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of management. Based on this approach, the discount rate for the Investment Bank was decreased by one percentage point compared with last year. For the other CGU, the respective discount rates were unchanged.

Key assumptions used to determine the recoverable amounts of each segment are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 10%, the discount rates were changed by 1.0 percentage point and the long-term growth rates were changed by 0.5 percentage point. Under all scenarios, the recoverable amounts for each segment exceeded the respective carrying amount, such that the reasonably possible changes in key assumptions would not result in impairment.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of goodwill may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS Group AG shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the Basel capital framework, no impact would be expected on the Group total capital ratios.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 17 Goodwill and intangible assets (continued)

Discount and growth rates

	Discount rates		Growth rates
In %	31.12.14	31.12.13	31.12.14	31.12.13
Wealth Management	9.0	9.0	1.7	1.7

Wealth Management Americas	9.0	9.0	2.4	2.4

Investment Bank	11.0	12.0	2.4	2.4

Global Asset Management	9.0	9.0	2.4	2.4

	Goodwill	Intangible assets
CHF million	Total	Infrastructure	Customer relationships, contractual rights and other	Total	31.12.14	31.12.13
Historical cost

Balance at the beginning of the year	5,842	678	763	1,441	7,283	7,417

Additions			17	17	17	79

Disposals			(1)	(1)	(1)	(35)

Foreign currency translation	526	78	54	131	657	(179)

Balance at the end of the year	6,368	756	833	1,589	7,957	7,283

Accumulated amortization and impairment

Balance at the beginning of the year	0	447	543	990	990	956

Amortization		35	45	80	80	79

Impairment[1]			2	2	2	3

Disposals			0	0	0	(28)

Foreign currency translation		54	45	99	99	(21)

Balance at the end of the year	0	536	635	1,171	1,171	990

Net book value at the end of the year	6,368	219	198	417	6,785	6,293

1 Impairment charges recorded in 2014 and 2013 relate to assets for which the recoverable amount was determined based on value-in-use (recoverable amount of the impaired assets: CHF 3 million for 2014 and CHF 5 million for 2013).

The table below presents the disclosure of goodwill and intangible assets by segment for the year ended 31 December 2014.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Corporate Center		Total
CHF million					Core Functions	Non-core and Legacy Portfolio
Goodwill

Balance at the beginning of the year	1,281	3,131	44	1,386			5,842

Additions							0

Disposals							0

Impairment							0

Foreign currency translation	77	359	0	90			526

Balance at the end of the year	1,359	3,490	44	1,476			6,368

Intangible assets

Balance at the beginning of the year	50	267	90	25	15	3	451

Additions/transfers			3		17	(3)	17

Disposals			0				0

Amortization	(4)	(48)	(15)	(8)	(6)		(80)

Impairment	(1)			(1)			(2)

Foreign currency translation	(1)	27	6	1			33

Balance at the end of the year	45	246	84	17	25	0	417

Financial information

Note 17 Goodwill and intangible assets (continued)

The estimated, aggregated amortization expenses for intangible assets are as follows.

CHF million	Intangible assets
Estimated, aggregated amortization expenses for:

2015	94

2016	81

2017	61

2018	54

2019	45

2020 and thereafter	62

Not amortized due to indefinite useful life	20

Total	417

Note 18 Other assets

CHF million	31.12.14	31.12.13
Prime brokerage receivables[1]	12,534	11,175

Recruitment loans to financial advisors	2,909	2,733

Other loans to financial advisors	372	358

Bail deposit[2]	1,323	0

Accrued interest income	453	433

Accrued income – other	1,009	931

Prepaid expenses	1,027	985

Net defined benefit pension and post-employment assets[3]	0	952

Settlement and clearing accounts	617	466

VAT and other tax receivables	272	410

Properties and other non-current assets held for sale	236	119

Other	2,236	1,665

Total other assets	22,988	20,228

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. 2 Refer to item 1 in Note 22b for more information. 3 Refer to Note 28 for more information.

Financial information

Notes to the UBS Group AG consolidated financial statements

Balance sheet notes: liabilities

Note 19 Due to banks and customers

CHF million	31.12.14	31.12.13
Due to banks	10,492	12,862

Due to customers: demand deposits	186,745	178,972

Due to customers: time deposits	52,269	47,326

Due to customers: fiduciary deposits	14,766	21,459

Due to customers: retail savings/deposits	156,427	143,068

Total due to customers	410,207	390,825

Total due to banks and customers	420,699	403,686

Note 20 Financial liabilities designated at fair value
CHF million	31.12.14	31.12.13

Non-structured fixed-rate bonds	4,488	3,664

Structured debt instruments issued:

Equity-linked	37,725	32,835

Credit-linked	4,645	6,279

Rates-linked[1]	19,380	14,488

Other	2,138	2,698

Structured over-the-counter debt instruments:

Equity-linked	2,508	3,478

Other	3,154	4,839

Repurchase agreements	1,167	1,572

Loan commitments and guarantees[2]	93	49

Total	75,297	69,901

of which: own credit on financial liabilities designated at fair value	302	577

1  Also includes non-structured rates-linked debt instruments issued.  2  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans. See Note 1a item 8 for additional information.

As of 31 December 2014, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 0.7 billion lower than the carrying value. As of 31 December 2013, the contractual redemption amount at maturity of such liabilities was CHF 0.3 billion higher than the carrying value.

As of 31 December 2014 and 2013, the Group had CHF 75,297 million and CHF 69,901 million, respectively, of financial liabilities designated at fair value, comprised of both Swiss franc and non-Swiss franc-denominated fixed-rate and floating-rate debt.

The table on the following page shows the contractual maturity of the carrying value of financial liabilities designated at fair value, split between fixed-rate and floating-rate instruments based on the contractual terms and ignoring any early redemption features. Interest rate ranges for future interest payments related to these financial liabilities designated at fair value have not been included in the table below as a majority of these liabilities are structured products, and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the time each interest payment is made.

è	Refer to Note 27b for maturity information on an undiscounted cash flow basis

Financial information

Note 20 Financial liabilities designated at fair value (continued)

Contractual maturity of carrying value

CHF million, except where indicated	2015	2016	2017	2018	2019	2020–2024	Thereafter	Total 31.12.14	Total 31.12.13
UBS AG

Non-subordinated debt

Fixed-rate	2,893	903	2,155	693	526	1,868	3,854	12,891	15,431

Floating-rate	27,755	6,131	5,018	2,350	4,339	3,340	9,711	58,643	49,760

Subtotal	30,648	7,034	7,173	3,043	4,864	5,208	13,565	71,535	65,191

Other subsidiaries

Non-subordinated debt

Fixed-rate	115	30	69	137	26	234	862	1,473	1,468

Floating-rate	400	217	599	183	215	448	227	2,289	3,242

Subtotal	515	248	668	320	241	682	1,090	3,762	4,710

Total	31,163	7,281	7,841	3,362	5,105	5,890	14,654	75,297	69,901

Note 21 Debt issued held at amortized cost

CHF million	31.12.14	31.12.13
Certificates of deposit	16,591	15,811

Commercial paper	4,841	2,961

Other short-term debt	5,931	8,862

Short-term debt	27,363	27,633

Non-structured fixed-rate bonds	24,582	17,417

Covered bonds	13,614	14,341

Subordinated debt	16,123	11,040

of which: Swiss SRB Basel III low-trigger loss-absorbing capital	10,464	4,710

of which: Swiss SRB Basel III phase-out additional tier 1 capital	1,197	1,221

of which: Swiss SRB Basel III phase-out tier 2 capital	4,462	5,107

Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,029	8,293

Medium-term notes	602	779

Other long-term debt	893	2,083

Long-term debt	63,844	53,953

Total debt issued held at amortized cost[1]	91,207	81,586

1 Net of bifurcated embedded derivatives with a net negative fair value of CHF 25 million as of 31 December 2014 (31 December 2013: net negative fair value of CHF 160 million).

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1a item 15 and Note 14. As a result of applying hedge accounting, the carrying value of debt issued increased by CHF 1,703 million and by CHF 1,119 million as of 31 December 2014 and 2013, respectively, reflecting changes in fair value due to interest rate movements.

Subordinated debt are unsecured obligations of the Group that are subordinated in right of payment to all other present and future indebtedness and also to certain other obligations of the Group. As of

31 December 2014 and 2013, the Group had CHF 16,123 million and CHF 11,040 million, respectively, of subordinated debt, which included CHF 10,464 million and CHF 4,710 million of Swiss SRB Basel III low-trigger loss-absorbing capital as of 31 December 2014 and 2013, respectively. All of the subordinated debt outstanding as of 31 December 2014 pay a fixed rate of interest.

As of 31 December 2014 and 2013, the Group had CHF 75,084 million and CHF 70,546 million, respectively, of non-subordinated debt issued held at amortized cost, comprised of both Swiss franc and non-Swiss franc-denominated fixed-rate and floating-rate debt.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 21 Debt issued held at amortized cost (continued)

The table below shows the contractual maturity of the carrying value of debt issued, split between fixed-rate and floating-rate based on the contractual terms and ignoring any early redemption features. The Group uses interest rate swaps to hedge the majority of fixed-rate debt issued, which changes their repricing characteristics into those similar to floating-rate debt.

è	Refer to Note 27b for maturity information on an undiscounted cash flow basis

Contractual maturity dates of carrying value
CHF million, except where indicated	2015	2016	2017	2018	2019	2020–2024	Thereafter	Total 31.12.14	Total 31.12.13
UBS AG

Non-subordinated debt

Fixed-rate	22,013	5,457	9,049	6,109	4,965	10,307	1,426	59,327	59,381

Interest rates (range in %)	0–3.9	0–6.4	0–5.9	0.4–6.6	0.5–4.0	0–4.9	0–2.8

Floating-rate	6,378	1,950	212	0	1,045	0	1,710	11,296	7,988

Subordinated debt

Fixed-rate	930	1,340	683	0	0	8,483	4,687	16,123	10,805

Interest rates (range in %)	2.4–7.4	3.1–5.9	4.1–7.4			4.8–7.6	4.3–8.8

Floating-rate	0	0	0	0	0	0	0	0	235

Subtotal	29,321	8,748	9,944	6,109	6,011	18,790	7,823	86,746	78,409

Other subsidiaries

Non-subordinated debt

Fixed-rate	3,688	600	172	0	0	0	0	4,460	3,175

Interest rates (range in %)	0	0–8.3	0–8.0

Floating-rate	0	0	0	1	0	0	0	1	1

Subtotal	3,688	600	172	1	0	0	0	4,462	3,177

Total	33,010	9,348	10,117	6,110	6,011	18,790	7,823	91,207	81,586

Note 22 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total 31.12.14	Total 31.12.13
Balance at the beginning of the year	45	1,622	658	61	157	222	205	2,971	2,536

Additions from acquired companies	0	0	0	0	0	0	0	0	8

Increase in provisions recognized in the income statement	32	2,941	272	1	3	14	43	3,308	2,599

Release of provisions recognized in the income statement	(4)	(395)	(44)	(50)	(4)	(24)	(7)	(528)	(238)

Provisions used in conformity with designated purpose	(26)	(1,286)	(302)	(1)	(20)	(5)	(19)	(1,659)	(1,855)

Capitalized reinstatement costs	0	0	(2)	0	2	0	0	0	5

Reclassifications	0	(2)	0	10	0	0	0	8	21

Foreign currency translation/unwind of discount	2	172	65	3	14	8	2	266	(104)

Balance at the end of the year	50	3,053	647 [3]	23	153 [4]	215 [5]	224	4,366	2,971

  1   Comprises provisions for losses resulting from security risks and transaction processing risks.  2   Comprises provisions for losses resulting from legal, liability and compliance risks.  3   Includes personnel related restructuring provisions of CHF 116 million as of 31 December 2014 (31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 530 million as of 31 December 2014 (31 December 2013: CHF 554 million).  4   Includes reinstatement costs for leasehold improvements of CHF 98 million as of 31 December 2014 (31 December 2013: CHF 95 million) and provisions for onerous lease contracts of CHF 55 million as of 31 December 2014 (31 December 2013: CHF 62 million).  5   Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 12 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 22b. There are no material contingent liabilities associated with the other classes of provisions.

Financial information

Note 22 Provisions and contingent liabilities (continued)

EDTF | b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

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

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 22a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (NPA) described in paragraph 7 of this note, which we entered into with the US Department of Justice, Criminal Division, Fraud Section (DOJ) in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), may be terminated by the DOJ if we commit any US crime or otherwise fail to comply with the NPA, and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 7 of this note for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

    The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

EDTF | Provisions for litigation, regulatory and similar matters by segment 1

CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center – Core Functions	Corporate Center – Non-core and Legacy Portfolio	Total 31.12.14	Total 31.12.13
Balance at the beginning of the year	165	56	82	3	22	488	808	1,622	1,432
Additions from acquired companies	0	0	0	0	0	0	0	0	8
Increase in provisions recognized in the income statement	409	196	59	55	1,861	17	344	2,941	1,788
Release of provisions recognized in the income statement	(15)	(27)	0	0	(5)	(201)	(147)	(395)	(93)
Provisions used in conformity with designated purpose	(374)	(36)	(49)	(5)	(649)	0	(173)	(1,286)	(1,417)
Reclassifications	0	0	0	0	(4)	0	2	(2)	(6)
Foreign currency translation/unwind of discount	3	20	0	1	33	8	107	172	(89)

Balance at the end of the year	188	209	92	53	1,258	312	941	3,053	1,622

  1  Provisions, if any, for the matters described in (a) item 4 of this Note 22b are recorded in Wealth Management, (b) item 6 of this Note 22b are recorded in Wealth Management Americas, (c) items 10 and 11 of this Note 22b are recorded in the Investment Bank, (d) items 3 and 9 of this Note 22b are recorded in Corporate Center – Core Functions and (e) items 2 and 5 of this Note 22b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 8 of this Note 22b are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 7 of this Note 22b are allocated between the Investment Bank and Corporate Center – Core Functions. ▲

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

    As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS appealed the determination of the bail amount, but both the appeal court (“Courd’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS intends to challenge the judicial process in the European Court of Human Rights. UBS (France) S.A. and UBS AG are summoned to appear in March 2015. In addition, the investigating judges have issued arrest warrants against three Swiss-based former employees of UBS who did not appear when summoned by the investigating judge. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

    In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and

Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

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

Financial information

Note 22 Provisions and contingent liabilities (continued)

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 10 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 10 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (Southern District of New York). The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for ten of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 413 million. The original principal balance at issue in the Southern District of New York case is approximately USD 402 million. In March 2015, the US Court of Appeals for the Tenth Circuit issued a ruling in a similar case filed by the NCUA against Barclays Capital, Inc. and others that substantially endorsed the Kansas Court’s reasoning in dismissing certain of the NCUA’s claims as time-barred. However, the Tenth Circuit nevertheless held that the NCUA’s claims against Barclays could proceed because Barclays had contractually agreed not to assert certain statute of limitations defenses against the NCUA. UBS is evaluating the Tenth Circuit’s ruling and assessing the potential impact of the decision on the NCUA’s dismissed claims against UBS.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 5 March 2015. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]

USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 5 March	Total
Resolved demands

Actual or agreed loan repurchases/make whole payments by UBS	12	1							13

Demands rescinded by counterparty	110	104	19	303	237				773

Demands resolved in litigation	1	21							21

Demands expected to be resolved by third parties

Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403

Demands in dispute

Demands in litigation			346	732	1,041				2,118

Demands in review by UBS				2					3

Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	260		801

Total	122	205	368	1,084	1,404	618	332	0	4,133

1 Loans submitted by multiple counterparties are counted only once.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

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

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches of loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. On 25 February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 December 2014 reflected a provision of USD 849 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million	31.12.14	31.12.13
Balance at the beginning of the year	817	668

Increase in provision recognized in the income statement	239	1,359

Release of provision recognized in the income statement	(120)	(1)

Provision used in conformity with designated purpose	(87)	(1,208)

Balance at the end of the year	849	817

Financial information

Note 22 Provisions and contingent liabilities (continued)

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Claims related to UBS disclosure

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety, from which plaintiffs filed an appeal. In 2015, the appellate court affirmed the district court’s dismissal of the action.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

5. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landes-bank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO /CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claimed payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in the English High Court against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts, and each of KWL, Depfa and LBBW filed

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

counterclaims. Judgment was given in November 2014, following a three-month trial. The Court ruled that UBS cannot enforce the STCDO/CDS entered into with KWL, LBBW or Depfa, which have been rescinded, granted the fraudulent misrepresentation claims of LBBW and Depfa against UBS, and ruled that UBS Global Asset Management breached its duty in the management of the underlying portfolios. The Court dismissed KWL’s monetary counterclaim against UBS. The majority of the premiums paid to KWL and the fees paid to LBBW and Depfa under the transactions have been returned to UBS and UBS has returned monies received under the transaction from Depfa. UBS has been ordered to pay part of the other parties’ costs in the proceedings. The Court of Appeal has denied UBS’s application for permission to appeal the judgment on written submission. UBS has requested an oral hearing to reconsider the refusal of its application.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in December 2014, the appeal court stayed the appeal proceedings following the judgment and UBS’s request for permission to appeal in the proceedings in England. KWL and LBBW have been given permission by the English trial judge to make applications to recover their costs in the German proceedings as damages from UBS in the English proceedings after the German proceedings conclude.

In 2011 and 2013, the former managing director of KWL and two financial advisers were convicted in Germany on criminal charges related to certain KWL transactions, including swap transactions with UBS. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 5 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In October 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in that action and the federal class action filed in May 2014 described above are now seeking to have those two actions consolidated.

Financial information

Note 22 Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 6 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

7. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the US Commodity Futures Trading Commission (CFTC), the Federal Reserve Board, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

    In November 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate FX benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for the benefit of the bank, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. Investigations by numerous authorities, including the DOJ, the Federal Reserve Board and the CFTC, remain ongoing notwithstanding these resolutions.

In December 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

Some other investigating authorities have initiated discussions of possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have extended the term of the NPA by one year to 18 December 2015. No agreement has been reached on the form of a resolution with the Antitrust or Criminal Divisions of the DOJ. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. We are not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on terms similar to those described above, or the monetary, remedial and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. The settlement, which is subject to court approval, requires among other things that UBS pay USD 135 million and provide cooperation to the settlement class. In January 2015, UBS was added to an ongoing putative class action against other banks in federal court in New York on behalf of a putative class of persons that transacted in physical silver or a silver financial instrument priced, benchmarked, and/or settled to the London silver fix at any time from January 1, 1999 to an unspecified date. The complaint asserts claims under the antitrust laws and the Commodity Exchange Act and for unjust enrichment. In February 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into any standardized FX futures contracts and options on FX futures contracts on an exchange since January 1, 2008. The complaint asserts claims under the Commodity Exchange Act and the antitrust laws.

    LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

    In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Inter-bank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. As noted above, the term of the NPA has been extended by one year to 18 December 2015. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In October 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

    LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX

Financial information

Note 22 Provisions and contingent liabilities (continued)

rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In February 2015, a putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of parties who entered into interest rate derivatives linked to Swiss franc (CHF) LIBOR. Plaintiffs allege that defendants conspired to manipulate CHF LIBOR and the prices of CHF LIBOR-based derivatives from 1 January 2005 through 31 December 2009 in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

8. Swiss retrocessions

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

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2014 reflected a provision with respect to matters described in this item 8 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

9. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.3 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative proceedings. In May 2014, UBS was notified that the administrative court had rendered a decision in favor of the taxpayer, Pactual, in connection with a profit-sharing plan assessment relating to an affiliate company. That decision became final in October 2014. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government.

10. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

11. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS’s ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of USD 14.5 million, which includes a fine of USD 12 million and disgorgement of USD 2.4 million. UBS is cooperating in the ongoing regulatory matters, including by the SEC. ▲

Note 23 Other liabilities

CHF million	31.12.14	31.12.13
Prime brokerage payables[1]	38,633	32,543

Amounts due under unit-linked investment contracts	17,643	16,155

Compensation-related liabilities	6,732	5,598

of which: accrued expenses[2]	2,633	2,480

of which: deferred contingent capital plans[2]	794	402

of which: other deferred compensation plans[2]	1,931	1,668

of which: net defined benefit pension and post-employment liabilities[3]	1,374	1,048

Third-party interest in consolidated investment funds	648	953

Settlement and clearing accounts	1,054	946

Current and deferred tax liabilities[4]	643	667

VAT and other tax payables	422	570

Deferred income	259	264

Accrued interest expenses	1,327	1,199

Other accrued expenses	2,473	2,465

Other	1,279	1,417

Total other liabilities	71,112	62,777

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. This balance is mainly comprised of client securities financing and deposit liabilities.  2   In 2014, changes in the presentation of this Note were made. The liabilities related to the deferred contingent capital plans, which were previously presented within the Accrued expenses and Deferred compensation plans reporting lines, are now presented separately. Prior periods have been restated for this change.   3   Refer to Note 28 for more information.  4   Deferred tax liabilities were CHF 80 million and CHF 59 million as of 31 December 2014 and 31 December 2013, respectively. Refer to Note 8 for more information.

Financial information

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
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy

g) Movements of Level 3 instruments

h) Valuation of assets and liabilities classified as Level 3

i)	Sensitivity of fair value measurements to changes in unobservable input assumptions

j) Financial instruments not measured at fair value

Pillar 3 | a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

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

è	Refer to Note 24d for more information ▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

Pillar 3 | b) Valuation governance

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

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard.

è	Refer to Note 24d for more information ▲

Pillar 3 | c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

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

    Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. Refer to Notes 24e and 24h for more information. The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied. ▲

Financial information

Note 24 Fair value measurement (continued)

Pillar 3 | d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, funding costs and benefits, trading restrictions and other factors, when such factors would be considered by market participants in estimating fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Day-1 reserves

For new transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement. These day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments.

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Balance at the beginning of the year	486	474	433

Profit/(loss) deferred on new transactions	344	694	424

(Profit)/loss recognized in the income statement	(384)	(653)	(367)

Foreign currency translation	35	(29)	(16)

Balance at the end of the year	480	486	474

Credit valuation adjustments

In order to measure the fair value of OTC derivative instruments, including funded derivative instruments which are classified as Financial assets designated at fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty, considering all exposures to that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Funding valuation adjustments

Funding valuation adjustments (FVA) reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation impact from moving the discounting of the uncollateralized derivative cash flows from LIBOR to a funds transfer price (FTP) curve using the existing CVA infrastructure and framework. FVA are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA were incorporated into the Group’s fair value measurements in 2014, resulting in a net loss of CHF 267 million when the change was adopted on 30 September 2014, of which CHF 124 million resulted from the life-to-date FVA loss attributable to both derivative assets and liabilities with the remainder primarily related to the partial reversal of life-to-date debit valuation adjustment (DVA) gains on derivative liabilities to remove the overlap existing between FVA and DVA (DVA previously incorporated the full UBS credit spread including a funding component which is now captured in FVA).

Implementation of FVA had no impact on the fair value hierarchy classification of the associated derivatives given the FVA did not have a significant effect on valuations.

è	Refer to Note 1b for more information

Debit valuation adjustments

DVA are estimated to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA infrastructure and framework. DVA is determined for each counterparty, considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads. Upon the implementation of FVA, DVA were reversed to the extent DVA overlapped with FVA.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

Other valuation adjustments

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A bid-offer valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of this valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

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

In 2014, the Group enhanced its quantitative valuation adjustments disclosures. In the table below, Other valuation adjustments were added to align with market practices and increase transparency.

Valuation adjustments on financial instruments

	As of
Life-to-date gain/(loss), CHF billion	31.12.14	31.12.13

Credit valuation adjustments[1]	(0.5)	(0.5)

Funding valuation adjustments	(0.1)

Debit valuation adjustments	0.0	0.3

Other valuation adjustments	(0.9)	(1.1)

of which: bid-offer	(0.5)	(0.6)

of which: model uncertainty	(0.4)	(0.5)

1  Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 December 2014 and 2013, respectively, are summarized in the table below.

Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates. ▲

Own credit adjustments on financial liabilities designated at fair value

	As of or for the year ended
CHF million	31.12.14	31.12.13	31.12.12
Gain/(loss) for the year ended	292	(283)	(2,202)

Life-to-date gain/(loss)	(302)	(577)	(292)

Financial information

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

Determination of fair values from quoted market prices or valuation techniques1

	31.12.14				31.12.13[5]
CHF billion	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	101.7	27.2	3.5	132.4	79.9		30.1		4.3	114.2

of which:

Government bills/bonds	8.8	4.7	0.0	13.6	7.9		5.1		0.0	13.1

Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.6	11.0	1.4	12.9	1.1		13.3		1.7	16.0

Loans	0.0	2.2	1.1	3.2	0.0		2.0		1.0	3.0

Investment fund units	6.7	6.4	0.3	13.4	4.8		6.0		0.3	11.1

Asset-backed securities	0.0	1.5	0.6	2.1	0.0		2.3		1.0	3.3

Equity instruments	68.8	0.8	0.1	69.8	50.7		1.0		0.2	51.9

Financial assets for unit-linked investment contracts	16.8	0.6	0.1	17.4	15.4		0.4		0.1	15.8

Positive replacement values	1.0	251.6	4.4	257.0	0.7		247.9		5.5	254.1

of which:

Interest rate contracts	0.0	123.4	0.2	123.7	0.0		130.4		0.3	130.7

Credit derivative contracts	0.0	9.8	1.7	11.5	0.0		20.1		3.0	23.1

Foreign exchange contracts	0.7	97.0	0.6	98.4	0.5		74.6		0.9	76.0

Equity/index contracts	0.0	17.7	1.9	19.5	0.0	[4]	19.3	[4]	1.2	20.6

Commodity contracts	0.0	3.6	0.0	3.6	0.0		3.5		0.0	3.5

Financial assets designated at fair value	0.1	1.3	3.5	5.0	0.1		2.9		4.4	7.4

of which:

Loans (including structured loans)	0.0	0.8	1.0	1.7	0.0		1.4		1.1	2.5

Structured reverse repurchase and securities borrowing agreements	0.0	0.1	2.4	2.5	0.0		1.1		3.1	4.2

Other	0.1	0.5	0.1	0.7	0.1		0.5		0.2	0.7

Financial investments available-for-sale	32.7	23.9	0.6	57.2	39.7		19.0		0.8	59.5

of which:

Government bills/bonds	30.3	2.8	0.0	33.1	38.0		1.2		0.0	39.2

Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.2	16.9	0.0	19.1	1.6		13.6		0.1	15.3

Investment fund units	0.0	0.1	0.2	0.3	0.0		0.0		0.2	0.3

Asset-backed securities	0.0	4.0	0.0	4.0	0.0		4.0		0.0	4.0

Equity instruments	0.2	0.1	0.4	0.7	0.1		0.1		0.4	0.6

Non-financial assets

Precious metals and other physical commodities	5.8	0.0	0.0	5.8	8.6		0.0		0.0	8.6

Assets measured at fair value on a non-recurring basis

Other assets[3]	0.0	0.1	0.2	0.2	0.0		0.1		0.1	0.1

Total assets measured at fair value	141.4	304.0	12.2	457.5	129.1		299.9		15.0	444.0

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques1 (continued)

	31.12.14				31.12.13[5]
CHF billion	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	23.9	3.9	0.1	28.0	22.5		3.9		0.2	26.6

of which:

Government bills/bonds	7.0	1.2	0.0	8.2	6.9		0.5		0.0	7.3

Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	2.4	0.1	2.6	0.3		3.2		0.2	3.6

Investment fund units	1.1	0.1	0.0	1.2	0.4		0.1		0.0	0.5

Asset-backed securities	0.0	0.0	0.0	0.0	0.0		0.0		0.0	0.0

Equity instruments	15.7	0.1	0.0	15.9	15.0		0.2		0.0	15.1

Negative replacement values	1.1	248.1	5.0	254.1	0.8		242.9		4.4	248.1

of which:

Interest rate contracts	0.0	117.3	0.6	117.9	0.0		118.0		0.4	118.4

Credit derivative contracts	0.0	10.0	1.7	11.7	0.0		19.5		2.0	21.5

Foreign exchange contracts	0.7	96.6	0.3	97.6	0.5		79.3		0.5	80.3

Equity/index contracts	0.0	20.9	2.4	23.3	0.0	[4]	22.9	[4]	1.5	24.4

Commodity contracts	0.0	3.2	0.0	3.2	0.0		3.2		0.0	3.2

Financial liabilities designated at fair value	0.0	63.4	11.9	75.3	0.0		57.8		12.1	69.9

of which:

Non-structured fixed-rate bonds	0.0	2.3	2.2	4.5	0.0		2.4		1.2	3.7

Structured debt instruments issued	0.0	56.6	7.3	63.9	0.0		48.4		7.9	56.3

Structured over-the-counter debt instruments	0.0	4.1	1.5	5.7	0.0		6.5		1.8	8.3

Structured repurchase agreements	0.0	0.3	0.9	1.2	0.0		0.4		1.2	1.6

Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0		0.0		0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	17.6	0.0	17.6	0.0		16.2		0.0	16.2

Total liabilities measured at fair value	25.0	333.0	17.0	375.0	23.3		320.7		16.8	360.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.  2  Financial assets held for trading do not include precious metals and commodities.  3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.  4  In 2014, the Group has reclassified listed equity option contracts, with all now classified in Level 2. The prior period fair value hierarchy was restated for this change, reducing Level 1 Equity/index contracts in both PRV and NRV by approximately CHF 2 billion, with corresponding increases to Level 2.  5  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. Both PRV and NRV for Level 2 Interest rate contracts, Credit derivative contracts and Equity/index contracts were increased by approximately CHF 1 billion, CHF 5 billion and CHF 3 billion, respectively. Refer to Note 1b for more information on the adoption of the amendments to IAS 32.

Financial information

Note 24 Fair value measurement (continued)

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

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

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

Pillar 3 | Traded loans and loans designated at fair value

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

Included within loans are various contingent lending transactions for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input. ▲

Investment fund units

Investment fund units are predominantly exchange-traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

Asset-backed securities

Pillar 3 | Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest-bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade data or quoted prices may be obtained periodically for the instrument held, and the valuation process will use this trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

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

Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired. ▲

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders are exposed to all risks and rewards associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation purposes cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

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

Uncollateralized and partially collateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 24d, the fair value of uncollateralized and partially collateralized derivatives is then adjusted by CVA, DVA and FVA as applicable, to reflect an estimation of the impact of counterparty credit risk, UBS’s own credit risk and funding costs and benefits.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward-rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appro-

Financial information

Note 24 Fair value measurement (continued)

priate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

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

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a port-

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

folio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as off-the-run indices, due to the lack of any active market for the index credit spread.

Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as pay-as-you-go (PAYG) CDS) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

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

Cross-currency balance guaranteed swaps are classified as foreign exchange contracts. Details of the fair value classification can be found under the interest rate contracts section above.

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

    Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived

Financial information

Note 24 Fair value measurement (continued)

from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

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

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments that are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.6 billion, which were mainly comprised of financial investments available-for-sale, were transferred from Level 2 to Level 1 during 2014, generally due to increased levels of trading activity observed within the market. Transfers of financial liabilities from Level 2 to Level 1 during 2014 were not significant.

Assets totaling approximately CHF 0.4 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 1 to Level 2 during 2014, generally due to diminished levels of trading activity observed within the market.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

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

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 31 December 2014, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity- and credit-linked).

Significant movements in Level 3 instruments during the year ended 31 December 2014 were as described below.

Financial assets held for trading

Financial assets held for trading decreased to CHF 3.5 billion from CHF 4.3 billion during the year. Issuances of CHF 5.2 billion and purchases of CHF 1.4 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 6.5 billion, primarily comprised of loans and corporate bonds, and net losses included in comprehensive income totaling CHF 1.6 billion. Transfers into Level 3 during the year amounted to CHF 1.0 billion and were mainly comprised of mortgage-backed securities and corporate bonds due to decreased observability of the respective credit spread inputs. Transfers out of Level 3 amounted to CHF 0.5 billion and were primarily comprised of asset-backed securities and corporate bonds, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.5 billion from CHF 4.4 billion during the year, mainly reflecting net losses of CHF 0.8 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.3 billion. Issuances amounting to CHF 1.3 billion were mostly offset by settlements totaling CHF 1.2 billion.

Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.6 billion from CHF 0.8 billion during the year, mainly reflecting sales of CHF 0.2 billion, which were mostly offset by purchases totaling CHF 0.1 billion.

Financial information

Note 24 Fair value measurement (continued)

Positive replacement values

Positive replacement values decreased to CHF 4.4 billion from CHF 5.5 billion during the year. Settlements of CHF 5.1 billion were partly offset by issuances totaling CHF 2.6 billion and net gains included in comprehensive income totaling CHF 1.1 billion, all of which were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 1.1 billion and were mainly comprised of credit derivative contracts and interest rate contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.5 billion and were mainly comprised of credit derivative contracts and equity/index contracts, primarily resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values increased to CHF 5.0 billion from CHF 4.4 billion during the year. Settlements and issuances amounted to CHF 3.7 billion and CHF 2.5 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.4 billion and CHF 0.5 billion, respectively, and were also mainly comprised of credit derivative contracts and equity/index contracts, resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 11.9 billion from CHF 12.1 billion during the year. Issuances of CHF 7.4 billion, primarily comprised of equity-linked structured debt instruments issued, non-structured fixed-rate bonds and structured over-the-counter debt instruments, as well as net losses of CHF 0.5 billion included in comprehensive income, were mostly offset by settlements of CHF 7.4 billion, mainly comprised of equity-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed-rate bonds. Transfers into and out of Level 3 amounted to CHF 2.0 billion and CHF 3.2 billion, respectively. Transfers into Level 3 were primarily comprised of equity and credit-linked structured debt instruments issued and non-structured fixed-rate bonds and mainly resulted from a reduction in observable equity volatility inputs and respective credit spreads which affected the embedded options in these structures. Transfers out of Level 3 were mainly comprised of equity- and rates-linked structured debt instruments issued and non-structured fixed-rate bonds and mainly resulted from changes in the availability of observable credit spread and equity volatility inputs and changes in rates correlation used to determine the fair value of the embedded options in these structures.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

Movements of Level 3 instruments

		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2012	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation
Financial assets held for trading[1]	5.7	(2.4)	(1.3)	0.0	0.0	0.0	2.1	(6.8)	5.0	0.0	2.2	(1.2)	(0.2)

of which:

Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.6	0.0	0.0	0.0	0.0	0.0	0.9	(0.8)	0.0	0.0	0.3	(0.2)	0.0

Loans	2.0	(2.1)	(1.2)	0.0	0.0	0.0	0.7	(4.9)	5.0	0.0	0.6	(0.2)	0.0

Asset-backed securities	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.2	(0.7)	0.0	0.0	0.6	(0.5)	(0.2)

Other	0.6	(0.2)	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	0.0	0.6	(0.2)	0.0

Financial assets designated at fair value	4.9	0.2	1.5	0.0	0.0	0.0	0.0	0.0	2.6	(3.3)	0.2	(0.2)	(0.1)

of which:

Loans (including structured loans)	1.4	(0.6)	(0.6)	0.0	0.0	0.0	0.0	0.0	1.2	(0.8)	0.1	(0.2)	0.0

Structured reverse repurchase and securities borrowing agreements	3.3	0.8	2.1	0.0	0.0	0.0	0.0	0.0	1.3	(2.4)	0.2	0.0	(0.1)

Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0

Financial investments available-for-sale	0.7	0.0	0.0	0.0	0.0	0.1	0.1	(0.2)	0.0	0.0	0.1	(0.1)	0.0

Positive replacement values	8.1	(0.8)	(0.5)	0.0	0.0	0.0	0.0	(0.1)	2.2	(4.7)	3.8	(2.7)	(0.3)

of which:

Credit derivative contracts	3.6	(0.8)	(0.6)	0.0	0.0	0.0	0.0	0.0	1.9	(3.8)	2.4	(0.2)	(0.1)

Foreign exchange contracts	1.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.4)	0.6	(0.1)	(0.2)

Equity/index contracts	2.9	0.4	0.4	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)	0.4	(2.3)	0.0

Other	0.4	(0.2)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	(0.4)	0.4	(0.1)	0.0

Negative replacement values	6.5	(0.5)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.4	(4.6)	3.0	(1.0)	(0.4)

of which:

Credit derivative contracts	3.3	(0.8)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.4	(3.3)	2.7	(0.3)	0.0

Foreign exchange contracts	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	(0.5)	0.0	0.0	(0.3)

Equity/index contracts	1.3	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.7	(0.7)	0.1	(0.5)	0.0

Other	0.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.3	(0.1)	0.2	(0.2)	(0.1)

Financial liabilities designated at fair value	14.7	(0.4)	1.0	0.0	0.0	0.0	0.0	0.0	6.4	(9.4)	2.9	(1.7)	(0.2)

of which:

Non-structured fixed-rate bonds	0.8	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.1	(0.8)	0.5	(0.1)	0.0

Structured debt instruments issued	10.0	1.2	0.6	0.0	0.0	0.0	0.0	0.0	3.2	(6.7)	1.9	(1.4)	(0.1)

Structured over-the-counter debt instruments	2.2	(0.4)	(0.3)	0.0	0.0	0.0	0.0	0.0	1.0	(1.3)	0.5	(0.1)	(0.1)

Structured repurchase agreements	1.7	(1.0)	0.8	0.0	0.0	0.0	0.0	0.0	1.1	(0.6)	0.0	0.0	0.0

1 Includes assets pledged as collateral which may be sold or repledged by counterparties. 2 Total Level 3 assets as of 31 December 2014 were CHF 12.2 billion (31 December 2013: CHF 15.0 billion). Total Level 3 liabilities as of 31 December 2014 were CHF 17.0 billion (31 December 2013: CHF 16.8 billion).

Financial information

	Total gains/losses included in comprehensive income
Balance as of 31 December 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2014[2]
4.3	(1.6)	(0.9)	0.0	0.0	0.0	1.4	(6.5)	5.2	0.0	1.0	(0.5)	0.1	3.5

1.7	(0.1)	(0.1)	0.0	0.0	0.0	0.9	(1.2)	0.0	0.0	0.2	(0.2)	0.1	1.4

1.0	(1.4)	(0.8)	0.0	0.0	0.0	0.2	(4.1)	5.2	0.0	0.2	(0.1)	0.1	1.1

1.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.7)	0.0	0.0	0.5	(0.3)	0.0	0.6

0.6	(0.1)	0.0	0.0	0.0	0.0	0.2	(0.5)	0.0	0.0	0.1	0.0	0.0	0.5

4.4	(0.8)	(0.3)	0.0	0.0	0.0	0.0	0.0	1.3	(1.2)	0.0	(0.3)	0.2	3.5

1.1	(0.3)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6	(0.2)	0.0	(0.3)	0.0	1.0

3.1	(0.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.7	(1.0)	0.0	0.0	0.1	2.4

0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.8	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6

5.5	1.1	0.0	0.0	0.0	0.0	0.0	0.0	2.6	(5.1)	1.1	(0.5)	(0.2)	4.4

3.0	0.3	(0.8)	0.0	0.0	0.0	0.0	0.0	1.1	(3.2)	0.5	(0.2)	0.1	1.7

0.9	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	(0.1)	(0.3)	0.6

1.2	0.6	0.5	0.0	0.0	0.0	0.0	0.0	1.3	(1.3)	0.3	(0.2)	0.0	1.9

0.3	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.2	(0.4)	0.3	(0.1)	0.0	0.3

4.4	0.7	(0.6)	0.0	0.0	0.0	0.0	0.0	2.5	(3.7)	1.4	(0.5)	0.2	5.0

2.0	0.1	(1.2)	0.0	0.0	0.0	0.0	0.0	1.0	(2.4)	1.0	(0.2)	0.3	1.7

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.3

1.5	0.4	0.4	0.0	0.0	0.0	0.0	0.0	1.5	(1.2)	0.3	(0.1)	0.0	2.4

0.5	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.1	0.0	(0.1)	0.6

12.1	0.5	1.3	0.0	0.0	0.0	0.0	0.0	7.4	(7.4)	2.0	(3.2)	0.5	11.9

1.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0	1.9	(1.4)	0.4	(0.4)	0.1	2.2

7.9	0.9	0.4	0.0	0.0	0.0	0.0	0.0	3.7	(4.2)	1.2	(2.6)	0.4	7.3

1.8	(0.4)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.4	(1.5)	0.4	(0.2)	0.0	1.5

1.2	(0.3)	0.7	0.0	0.0	0.0	0.0	0.0	0.5	(0.4)	0.0	0.0	0.0	0.9

Financial information

Notes to the UBS Group AG consolidated financial statements

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

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Pillar 3 | Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

	Fair value						Range of inputs
	Assets		Liabilities				31.12.14		31.12.13
CHF billion	31.12.14	31.12.13	31.12.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale

Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	1.8	0.1	0.2	Relative value to market comparable	Bond price equivalent	8	144	0	127	points

Traded loans, loans designated at fair value and loan commitments	2.2	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	80	101	0	102	points

					Discounted expected cash flows	Credit spread	37	138	65	125	basis points

					Market comparable and securitization model	Discount margin/spread	0	13	1	15		%

					Mortality dependent cash flow	Volatility of mortality	270	280	21	128		%

Investment fund units[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Net asset value

Asset-backed securities	0.6	1.0	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18		%

						Constant default rate[3]			0	10		%

						Loss severity[3]			0	100		%

						Discount margin/spread	0	22	1	39		%

					Relative value to market comparable	Bond price equivalent	0	102	0	102	points

Equity instruments[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Price

Structured (reverse) repurchase agreements	2.4	3.1	0.9	1.2	Discounted expected cash flows	Funding spread	10	163	10	163	basis points

Financial assets for unit-linked investment contracts[2]	0.1	0.1			Relative value to market comparable	Price

Structured debt instruments and non-structured fixed-ratebonds[4]			11.0	11.0

Financial information

Note 24 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)

	Fair value						Range of inputs
	Assets		Liabilities				31.12.14		31.12.13
CHF billion	31.12.14	31.12.13	31.12.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values

Interest rate contracts	0.2	0.3	0.6	0.4	Option model	Volatility of interest rates	13	94	13	73		%

						Rate-to-rate correlation	84	94	84	94		%

						Intra-curve correlation	50	94	50	84		%

					Discounted expected cash flows	Constant prepayment rate	0	3	0	3		%

Credit derivative contracts	1.7	3.0	1.7	2.0	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	963	2	1,407	basis points

						Upfront price points	15	83	(12)	68		%

						Recovery rates	0	95	0	95		%

						Credit index correlation	10	85	10	90		%

						Discount margin/spread	0	32	0	39		%

						Credit pair correlation	57	94	42	92		%

					Discounted cash flow projection
					on underlying bond	Constant prepayment rate	1	16	0	15		%

						Constant default rate	0	9	0	12		%

						Loss severity	0	100	0	100		%

						Discount margin/spread	1	33	0	38		%

						Bond price equivalent	12	100	0	100	points

Foreign exchange contracts	0.6	0.9	0.3	0.5	Option model	Volatility of foreign exchange[3]			7	20		%

						Rate-to-FX correlation	(57)	60	(71)	60		%

						FX-to-FX correlation	(70)	80	(83)	80		%

					Discounted expected cash flows	Constant prepayment rate	0	13	0	13		%

Equity/index contracts	1.9	1.2	2.4	1.5	Option model	Equity dividend yields	0	15	0	10		%

						Volatility of equity stocks,
						equity and other indices	1	130	1	88		%

						Equity-to-FX correlation	(55)	84	(52)	77		%

						Equity-to-equity correlation	18	99	17	99		%

Non-financial assets[2,5]	0.2	0.1			Relative value to market comparable	Price

						Projection of cost and
						income related to the
					Discounted cash flow projection	particular property

						Discount rate

						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.  2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.  3  The range of inputs is not disclosed for 31 December 2014 because this unobservable input parameter was not significant to the respective valuation technique as of that date.  4  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table  5  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale. ▲

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 8–144 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 100 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 94% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 89 points.

For credit derivatives, the bond price range of 12–100 points disclosed represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 80–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 37–138 basis points in loans and 0–963 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase/(decrease) in this unobservable input in isolation would result in a significantly higher/(lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 9%.

For credit derivatives, the range of 1–16% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase/(decrease) in this unobservable input in isolation would result in significantly lower/(higher) cash flows for the deal (and thus lower/(higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

Financial information

Note 24 Fair value measurement (continued)

The range of 0–9% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease/(increase) in the loss severity in isolation would result in significantly higher/(lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease/(increase) in the unobservable input in isolation would result in a significantly higher/(lower) fair value.

The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–22%) and credit derivatives (0–32%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 5%. For loans, the average effective DM is 1.71% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–15% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 13–94% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of equity stocks, equity and other indices – the range of 1–130% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 270–280% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–

Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 18–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (55)–84% represents the range of the relationship between underlying stock and foreign exchange volatilities.

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

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in up-front price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 15–83% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 83% represent a distressed credit.

Financial information

Note 24 Fair value measurement (continued)

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 December 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.0 billion and CHF 0.8 billion, respectively (31 December 2013: CHF 1.4 billion and CHF 1.1 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

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

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedges. The main interdependencies across different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions

	31.12.14		31.12.13
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]		Unfavorable changes[1]
Government bills/bonds	10	(1)	17		(4)

Corporate bonds and municipal bonds, including bonds issued by financial institutions	33	(41)	35		(76)

Traded loans, loans designated at fair value and loan commitments	103	(63)	148		(70)

Asset-backed securities	16	(12)	54		(46)

Equity instruments	105	(42)	137		(84)

Interest rate derivative contracts, net	106	(58)	127		(91)

Credit derivative contracts, net	248	(277)	503	[2]	(471)[2]

Foreign exchange derivative contracts, net	35	(32)	57		(56)

Equity/index derivative contracts, net	82	(83)	41		(43)

Structured debt instruments issued and non-structured fixed-rate bonds	202	(199)	184		(151)

Other	23	(17)	63		(54)

Total	965	(824)	1,366		(1,146)

1  Of the total favorable change, CHF 116 million as of 31 December 2014 (31 December 2013: CHF 154 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 56 million as of 31 December 2014 (31 December 2013: CHF 159 million) related to financial investments available-for-sale.  2  In 2014, comparative period figures for 31 December 2013 related to credit derivative contracts were corrected. As a result, favorable and unfavorable changes related to credit derivative contracts as of 31 December 2013 were increased by CHF 137 million and CHF 52 million, respectively.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 24 Fair value measurement (continued)

j) Financial instruments not measured at fair value

The following table reflects the estimated fair values for financial instruments not measured at fair value.

Financial instruments not measured at fair value

	31.12.14					31.12.13
	Carrying value	Fair value				Carrying value	Fair value
CHF billion	Total	Total	Level 1	Level 2	Level 3	Total	Total	Level 1	Level 2	Level 3
Assets

Cash and balances with central banks	104.1	104.1	104.1	0.0	0.0	80.9	80.9	80.9	0.0	0.0

Due from banks	13.3	13.3	12.6	0.7	0.0	13.9	13.9	11.4	2.4	0.0

Cash collateral on securities borrowed	24.1	24.1	0.0	24.1	0.0	27.5	27.5	0.0	27.5	0.0

Reverse repurchase agreements	68.4	68.4	0.0	66.5	2.0	91.6	91.6	0.0	91.2	0.4

Cash collateral receivables on derivative instruments	31.0	31.0	0.0	31.0	0.0	26.5	26.5	0.0	26.5	0.0

Loans	315.8	318.3	0.0	186.4	131.9	287.0	289.3	0.0	165.5	123.8

Other assets	21.3	21.1	0.0	21.1	0.0	17.6	17.4	0.0	17.4	0.0

Liabilities

Due to banks	10.5	10.5	9.6	0.9	0.0	12.9	12.9	10.8	2.1	0.0

Cash collateral on securities lent	9.2	9.2	0.0	9.2	0.0	9.5	9.5	0.0	9.5	0.0

Repurchase agreements	11.8	11.8	0.0	11.6	0.2	13.8	13.8	0.0	13.8	0.0

Cash collateral payables on derivative instruments	42.4	42.4	0.0	42.4	0.0	44.5	44.5	0.0	44.5	0.0

Due to customers	410.2	410.2	0.0	410.2	0.0	390.8	390.8	0.0	390.8	0.0

Debt issued	91.2	94.3	0.0	88.5	5.8	81.4	84.0	0.0	79.3	4.7

Other liabilities	45.4	45.4	0.0	45.4	0.0	39.5	39.5	0.0	39.5	0.0

Guarantees/Loan commitments

Guarantees[1]	0.0	(0.1)	0.0	0.0	(0.1)	0.1	(0.1)	0.0	0.0	(0.1)

Loan commitments[2]	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0

1  The carrying value of guarantees represented a liability of CHF 0.0 billion as of 31 December 2014 (31 December 2013: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 December 2014 (31 December 2013: CHF 0.1 billion).  2  The fair value of loan commitments represented a liability of CHF 0.1 billion as of 31 December 2013.

Financial information

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

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 31 December 2014: 100% of cash and balances with central banks, 94% of amounts due from banks, 100% of cash collateral on securities borrowed, 88% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 53% of loans, 91% of amounts due to banks, 87% of cash collateral on securities lent, 90% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 24% of debt issued.

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

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 25 Restricted and transferred financial assets

This Note provides information on restricted financial assets (Note 25a), transfers of financial assets (Note 25b and 25c) and financial assets which are received as collateral with the right to resell or repledge these assets (Note 25d).

EDTF | Pillar 3 | a) Restricted financial assets

Restricted financial assets consist of assets pledged as collateral against an existing liability or contingent liability and other assets which are otherwise explicitly restricted such that they cannot be used to secure funding. In addition, UBS Group AG including its branches and its subsidiaries are generally not subject to significant restrictions that would prevent the transfer of dividends and capital within the Group, other than UBS Group AG’s regulated subsidiaries which are required to maintain capital to comply with local regulations, with a certain level of capital being not available for distribution or transfer. Non-regulated subsidiaries are generally not subject to dividend or capital transfer restrictions. However, exceptions may exist when restrictions are imposed as a result of a contractual-, entity- or country-specific arrangement or requirement.

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. The Group generally enters into repurchase and securities lending arrangements under standard market agreements, with a market-based haircut applied to the collateral, which results in the associated liabilities having a carrying value below the carrying value of the assets. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of CHF 21,644 million as of 31 December 2014 (31 December 2013: CHF 22,634 million).

Other restricted financial assets include assets protected under client asset segregation rules, assets held by the Group’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities such as certain investment funds and other structured entities. The carrying value of the liabilities associated with these other restricted financial assets is generally equal to the carrying value of the assets, with the exception of assets held to comply with local asset maintenance requirements for which the associated liabilities are greater. ▲▲

EDTF | Restricted financial assets

	Carrying amount
CHF million	31.12.14	31.12.13
Financial assets pledged as collateral

Trading portfolio assets	61,304	48,368

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449

Loans	27,973	33,632

of which: mortgage loans[1]	27,973	33,632

Financial investments available-for-sale	2,868	0

of which: assets pledged as collateral which may be sold or repledged by counterparties	2,662	0

Total financial assets pledged as collateral[2]	92,144	82,000

Other restricted financial assets

Due from banks	3,511	3,274

Reverse repurchase agreements	1,896	1,989

Trading portfolio assets	25,567	24,252

Cash collateral receivables on derivative instruments	6,135	6,216

Financial assets designated at fair value	458	581

Financial investments available-for-sale	1,209	44

Other	221	169

Total other restricted financial assets	38,997	36,525

Total financial assets pledged and other restricted financial assets	131,142	118,525

  1   These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 4.5 billion for 31 December 2014 (31 December 2013: approximately CHF 5.8 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.   2   Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2014: CHF 6.1 billion, 31 December 2013: CHF 4.3 billion).▲

Financial information

Note 25 Restricted and transferred financial assets (continued)

EDTF | b) Transferred financial assets that are not derecognized in their entirety

The table below presents information for financial assets, which have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

EDTF | Transferred financial assets subject to continued recognition in full

CHF million	31.12.14		31.12.13
	Carrying value of transferred assets	Carrying value of associated liabilities recognized on-balance sheet	Carrying value of transferred assets	Carrying value of associated liabilities recognized on-balance sheet
Trading portfolio assets transferred which may be sold or repledged by counterparties

relating to securities lending and repurchase agreements in exchange for cash received	19,366	18,147	16,296	15,026

relating to securities lending agreements in exchange for securities received	35,557	0	25,349	0

relating to other financial asset transfers	1,095	142	804	442

Financial investments available-for-sale transferred which may be sold or repledged by counterparties	2,662	2,584	0	0

Total financial assets transferred	58,680	20,873	42,449	15,468

▲

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on UBS’s balance sheet include securities lending and repurchase agreements as well as other financial asset transfers. Repurchase agreements and securities lending agreements are discussed in Note 1a items 13 and 14. Repurchase and securities lending arrangements are, for the most part, conducted under standard market agreements, and are undertaken with counterparties subject to UBS’s normal credit risk control processes. Other financial asset transfers include securities transferred to collateralize derivative transactions.

As of 31 December 2014, approximately one-third of the transferred financial assets were trading portfolio assets transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the collateral, which results in associated liabilities having a carrying value below the carrying value of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS.

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

Transferred assets other than trading portfolio assets and financial investments available-for-sale which may be sold or re-pledged by counterparties were not material in 2014. Transferred assets other than trading portfolio assets which may be sold or repledged by counterparties were not material in 2013.

Transferred financial assets that are not subject to derecognition in full, but which remain on the balance sheet to the extent of the Group’s continuing involvement, were not material in 2014 and 2013. ▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 25 Restricted and transferred financial assets (continued)

EDTF | c) Transferred financial assets that are derecognized in their entirety with continuing involvement

Continuing involvement in a transferred and fully derecognized financial asset may result from contractual provisions in the transfer agreement or in a separate agreement with the counter-party or a third party entered into in connection with the transfer. The table below provides information on the Group’s continuing involvement in transferred and fully derecognized financial assets. There are a limited number of specific transactions for which UBS has continuing involvement in derecognized financial assets, as detailed below.

EDTF | Transferred financial assets that are derecognized in their entirety with continuing involvement

CHF million	31.12.14
						Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item		Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/ (loss) recognized at the date of transfer of the financial assets[2]	For the year ended 31.12.14	Life-to-date 31.12.14
Type of continuing involvement

Purchased and retained interest in securitization structures	Trading portfolio assets/ Replacement values	[1]	(22)	(22)	22	13	(1,582)

Total			(22)	(22)	22	13	(1,582)

CHF million	31.12.13
						Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item		Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/ (loss) recognized at the date of transfer of the financial assets	For the year ended 31.12.13	Life-to-date 31.12.13
Type of continuing involvement

Lending arrangements	Loans		2,408	2,384	0	43	694

Purchased and retained interest in securitization structures	Trading portfolio assets/ Replacement values	[1]	(34)	(34)	1	6	(1,596)

Other					6

Total			2,374	2,350	8	49	(902)

1  As of 31 December 2014, total purchased and retained interest in securitization structures consisted of trading portfolio assets of CHF 29 million and negative replacement values of CHF 51 million. As of 31 December 2013, total purchased and retained interest in securitization structures consisted of trading portfolio assets of CHF 34 million and negative replacement values of CHF 68 million.   2  Represents gains/(losses) recognized on the date of transfer during the respective reporting period. ▲

Purchased and retained interests in securitization vehicles

In cases where UBS has transferred assets into securitization vehicles and retained or purchased interests therein, UBS has a continuing involvement in those transferred assets. The majority of the retained continuing involvement securitization positions held in the trading portfolio are collateralized debt obligations, US commercial mortgage-backed securities and residential mortgage-backed securities. As a result of losses incurred in previous years, the majority of these continuing involvement positions have a carrying amount of zero as of 31 December 2014. As of 31 December 2014, the maximum exposure to loss related to purchased and retained interests in securitization structures was CHF 48 million, compared with CHF 49 million as of 31 December 2013, both mainly related to trading portfolio assets. Undiscounted cash outflows of CHF 71 million may be payable to the transferee in future periods as a consequence of holding the purchased and retained interests. The earliest period in which payment may be required is less than 1 month. Life-to-date losses presented in the table above only relate to retained interests held as of 31 December 2014. ▲

Lending arrangements: loan to BlackRock fund

In 2008, UBS sold a portfolio of US RMBSs for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the RMBS fund), an entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS, which represented a continuing involvement in the assets transferred to the fund. In 2014, the remaining amount of the loan was fully repaid. Thus, as of 31 December 2014 UBS no longer had a continuing involvement.

Financial information

Note 25 Restricted and transferred financial assets (continued)

d) Off-balance-sheet assets received

EDTF | The table below presents assets received from third parties that can be sold or repledged, that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged. ▲

EDTF | Off-balance-sheet assets received

CHF million	31.12.14	31.12.13
Fair value of assets received which can be sold or repledged	388,855	351,712

received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions[1]	383,354	348,205

received in unsecured borrowings	5,502	3,507

thereof sold or repledged[2]	271,963	240,176

in connection with financing activities	227,515	193,879

to satisfy commitments under short sale transactions	27,958	26,609

in connection with derivative and other transactions[1]	16,491	19,688

1  Includes securities received as initial margin from its clients that UBS is required to remit to CCPs, brokers and deposit banks through its exchange-traded derivative (ETD) clearing and execution services.   2  Does not include off-balance sheet securities (31 December 2014: CHF 37.6 billion, 31 December 2013: CHF 38.4 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities. ▲

Note 26 Offsetting financial assets and financial liabilities

EDTF | Pillar 3 | UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). Under the revised rules, the Group is no longer able to offset certain derivative arrangements. Refer to Note 1b for more information. The prior period offsetting disclosure as of 31 December 2013 presented on the following pages was restated to reflect the effects of adopting these amendments. ▲▲

The table on the following page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on the next pages do not purport to represent the Group’s actual credit exposure.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 26 Offsetting financial assets and financial liabilities (continued)

EDTF | Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	31.12.14
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1

Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4

Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0

Cash collateral receivables on derivative instruments[1]	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0

Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.9	2.0	5.0

Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	29.1	53.6	385.4

	31.12.13
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	1.2	27.5

Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	5.5	91.6

Positive replacement values	244.5	(2.8)	241.8	(194.9)	(33.5)	13.3	12.3	25.6	254.1

Cash collateral receivables on derivative instruments[1]	219.2	(196.1)	23.1	(14.4)	(1.1)	7.5	3.5	11.0	26.5

Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	3.5	7.4

Total assets	605.6	(224.3)	381.3	(215.9)	(144.3)	21.0	25.8	46.8	407.1

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.   2  The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.   3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.   4  Includes assets not subject to enforceable netting arrangements and other out-of-scope items. ▲

Financial information

Note 26 Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

EDTF | Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	31.12.14
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2

Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8

Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1

Cash collateral payables on derivative instruments[1]	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4

Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3

Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

	31.12.13
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	1.0	9.5

Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	5.0	13.8

Negative replacement values	235.5	(2.8)	232.7	(194.9)	(18.9)	18.8	15.4	34.2	248.1

Cash collateral payables on derivative instruments[1]	233.9	(196.1)	37.8	(28.3)	(3.6)	5.8	6.8	12.6	44.5

Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	67.8	69.9

Total liabilities	518.7	(224.3)	294.3	(229.8)	(35.2)	29.3	91.5	120.7	385.8

  1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.   2  The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.   3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.   4  Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items. ▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 27 Financial assets and liabilities – additional information

a) Measurement categories of financial assets and liabilities

The table below provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and liabilities as defined in IAS 39 Financial Instruments: Recognition and Measurement. Only those assets and liabilities which are financial instruments as defined in IAS 32 Financial

Instruments: Presentation are included in the table below, which causes certain balances to differ from those presented on the balance sheet.

è	Refer to Note 24 for more information on how the fair value of financial instruments is determined

Measurement categories of financial assets and financial liabilities

CHF million	31.12.14	31.12.13
Financial assets[1]

Held for trading

Trading portfolio assets	132,392	114,249

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449

Debt issued[2]	283	202

Positive replacement values	256,978	254,084

Total	389,653	368,535

Fair value through profit or loss

Financial assets designated at fair value	4,951	7,364

Financial assets at amortized cost

Cash and balances with central banks	104,073	80,879

Due from banks	13,334	13,874

Cash collateral on securities borrowed	24,063	27,496

Reverse repurchase agreements	68,414	91,563

Cash collateral receivables on derivative instruments	30,979	26,548

Loans[3]	315,757	286,959

Other assets	21,251	17,598

Total	577,872	544,918

Available-for-sale

Financial investments available-for-sale	57,159	59,525

Total financial assets	1,029,634	980,342

Financial liabilities

Held for trading

Trading portfolio liabilities	27,958	26,609

Debt issued[2]	308	362

Negative replacement values	254,101	248,079

Total	282,367	275,050

Fair value through profit or loss, other

Financial liabilities designated at fair value	75,297	69,901

Amounts due under unit-linked investment contracts	17,643	16,155

Total	92,940	86,056

Financial liabilities at amortized cost

Due to banks	10,492	12,862

Cash collateral on securities lent	9,180	9,491

Repurchase agreements	11,818	13,811

Cash collateral payables on derivative instruments	42,372	44,507

Due to customers	410,207	390,825

Debt issued	91,183	81,426

Other liabilities	45,414	39,522

Total	620,665	592,444

Total financial liabilities	995,972	953,550

1  As of 31 December 2014, CHF 119 billion of Loans, CHF 0 billion of Due from banks, CHF 1 billion of Reverse repurchase agreements, CHF 35 billion of Financial investments available-for-sale and CHF 4 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months. As of 31 December 2013, CHF 116 billion of Loans, CHF 0 billion of Due from banks, CHF 0 billion of Reverse repurchase agreements, CHF 31 billion of Financial investments available-for-sale and CHF 5 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months.   2  Represents the embedded derivative component of structured debt issued for which the fair value option has not been applied and which is presented within Debt issued on the balance sheet.   3  Includes finance lease receivables of CHF 1.1 billion as of 31 December 2014 (31 December 2013: CHF 1.1 billion). Refer to Notes 10 and 33 for more information.

Financial information

Note 27 Financial assets and liabilities – additional information (continued)

b) Maturity analysis of financial liabilities

The contractual maturities for non-derivative and non-trading financial liabilities as of 31 December 2014 are based on the earliest date on which UBS could be contractually required to pay. The total amounts that contractually mature in each time-band are also shown for 31 December 2013. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities1

CHF billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Financial liabilities recognized on balance sheet[2]

Due to banks	7.5	2.1	0.5	0.4	0.0	10.5

Cash collateral on securities lent	5.2	2.8	1.2			9.2

Repurchase agreements	9.1	1.5	1.0	0.3		11.9

Trading portfolio liabilities[3,4]	28.0					28.0

Negative replacement values[3]	254.1					254.1

Cash collateral payables on derivative instruments	42.4					42.4

Financial liabilities designated at fair value[5]	3.0	13.5	18.4	22.5	21.2	78.6

Due to customers	392.6	13.1	4.1	0.3	0.1	410.3

Debt issued	7.2	15.4	14.2	37.4	28.4	102.7

Other liabilities	61.9					61.9

Total 31.12.14	811.0	48.4	39.4	60.9	49.8	1,009.5

Total 31.12.13	791.6	22.9	43.1	66.2	41.3	965.1

Guarantees, commitments and forward starting transactions[6]

Commitments

Loan commitments	50.4	0.1	0.1	0.0		50.7

Underwriting commitments	0.7					0.7

Total commitments	51.1	0.1	0.1	0.0	0.0	51.4

Guarantees	17.4	0.0	0.1	0.1	0.0	17.7

Forward starting transactions

Reverse repurchase agreements	10.3					10.3

Securities borrowing agreements	0.1					0.1

Total 31.12.14	79.0	0.1	0.2	0.2	0.0	79.5

Total 31.12.13	83.0	0.3	0.2	0.3	0.1	83.9

  1  Non-financial liabilities such as deferred income, deferred tax liabilities, provisions and liabilities on employee compensation plans are not included in this analysis.   2  Except for trading portfolio liabilities and negative replacement values (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.   3  Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to Note 14 for undiscounted cash flows of derivatives designated in hedge accounting relationships.   4  Contractual maturities of trading portfolio liabilities are: CHF 26.7 billion due within one month (2013: CHF 24.3 billion), CHF 1.3 billion due between one month and one year (2013: CHF 1.2 billion), and CHF 0 billion due between 1 and 5 years (2013: CHF 1.1 billion).   5  Future interest payments on variable rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments which are variable are determined by reference to the conditions existing at the reporting date.   6  Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 27 Financial assets and liabilities – additional information (continued)

c) Reclassification of financial assets

In 2008 and 2009, certain financial assets were reclassified from Trading portfolio assets to Loans. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

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

Held-for-trading assets reclassified to loans and receivables

CHF billion	31.12.14	31.12.13
Carrying value	0.7	1.5

Fair value	0.7	1.5

Pro-forma fair value gain/(loss)	0.0	0.0

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables

	31.12.14
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
Municipal auction rate securities	0.2	0.2	0.2	97

Monoline-protected assets	0.3	0.3	0.3	94

Other assets	0.2	0.2	0.1	92

Total	0.7	0.7	0.7	94

In 2014, the carrying value of the remaining reclassified financial assets decreased by CHF 0.8 billion, mainly due to sales and redemptions of US student loan auction rate securities and monoline-protected assets. The overall impact on operating profit before tax from the financial assets for the year ended 31 December 2014 was a profit of CHF 84 million (see table below). If the financial assets had not been reclassified, the impact on operating profit before tax for the year ended 31 December 2014 would have been a profit of approximately CHF 0.1 billion (2013: CHF 0.2 billion).

Contribution of the reclassified assets to the income statement

	For the year ended
CHF million	31.12.14	31.12.13
Net interest income	39	74

Credit loss (expense)/recovery	2	4

Other income[1]	43	53

Impact on operating profit before tax	84	132

  1  Includes net gains/losses on the disposal of reclassified financial assets.

Financial information

Note 27 Financial assets and liabilities – additional information (continued)

d) Maximum exposure to credit risk of financial assets designated at fair value

Financial assets designated at fair value totaled CHF 4,951 million as of 31 December 2014 (31 December 2013: CHF 7,364 million). Maximum exposure to credit risk from financial assets designated at fair value was CHF 4.3 billion as of 31 December 2014 (31 December 2013: CHF 6.8 billion). The exposure related to structured loans and reverse repurchase and securities borrowing agreements was mitigated by securities collateral of CHF 3.3 billion as of 31 December 2014 (31 December 2013: CHF 5.4 billion).

The maximum exposure to credit risk of loans, but not structured loans, is generally mitigated by credit derivatives or similar instruments.

Information regarding these instruments and the exposure which they mitigate is provided in the table below on a notional basis.

Investment fund units designated at fair value do not have a direct exposure to credit risk.

è	Refer to Note 24 for more information on financial assets designated at fair value, and to the Maximum exposure to credit risk disclosure in the Credit risk section of this report for more information on collateral related to financial assets designated at fair value

Notional amounts of loans designated at fair value and related credit derivatives

CHF million	31.12.14	31.12.13
Loans – notional amount	667	1,103

Credit derivatives related to loans – notional amount[1]	644	790

Credit derivatives related to loans – fair value[1]	1	(8)

  1  Credit derivatives contracts include credit default swaps, total return swaps and similar instruments.

The table below provides the impact on the fair values of loans from changes in credit risk for the periods presented and cumulatively since inception. Similarly, the change in fair value of credit derivatives and similar instruments which are used to hedge these loans is also provided.

Changes in fair value of loans and related credit derivatives attributable to changes in credit risk

	For the year ended		Cumulative from inception until the year ended
CHF million	31.12.14	31.12.13	31.12.14	31.12.13
Changes in fair value of loans designated at fair value, attributable to changes in credit risk[1]	(3)	16	(2)	5

Changes in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit risk of loans designated at fair value[1]	3	(9)	1	(8)

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

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans

The table below provides information relating to pension costs for defined benefit plans and defined contribution plans. These costs are part of Personnel expenses.

Income statement – expenses related to pension and other post-employment benefit plans

CHF million	31.12.14	31.12.13	31.12.12
Net periodic pension cost for defined benefit plans	467	651	(222)

of which: related to major pension plans[1]	508	638	(116)

of which: Swiss plan	458	555	(198)

of which: Non-Swiss plans	50	82	82

of which: related to post-retirement medical and life insurance plans[2]	(36)	(11)	(102)

of which: related to remaining plans and other costs[3]	(5)	24	(3)

Pension cost for defined contribution plans[4]	244	236	240

Total pension and other post-employment benefit plan expenses[5]	711	887	18

  1  Refer to Note 28a for more information.   2   Refer to Note 28b for more information.   3  Other costs include differences between actual and estimated performance award accruals and net accrued pension costs related to restructuring.   4  Refer to Note 28c for more information.   5   Refer to Note 6.

The table below provides information relating to amounts recognized in other comprehensive income for defined benefit plans.

Other comprehensive income – gains/(losses) on pension and other post-employment benefit plans

CHF million	31.12.14	31.12.13	31.12.12
Major pension plans[1]	(1,456)	1,168	1,053

of which: Swiss plan	(1,032)	1,119	1,095

of which: Non-Swiss plans	(424)	49	(42)

Post-retirement medical and life insurance plans[2]	(5)	3	(26)

Remaining plans	7	7	(5)

Gains/(losses) recognized in other comprehensive income, before tax	(1,454)	1,178	1,023

Tax (expense)/benefit relating to defined benefit plans recognized in other comprehensive income	247	(239)	(413)

Gains/(losses) recognized in other comprehensive income, net of tax[3]	(1,208)	939	609

of which: gains/(losses) recognized in other comprehensive income attributable to UBS Group AG shareholders	(1,172)

of which: gains/(losses) recognized in other comprehensive income attributable to non-controlling interests	(36)

  1  Refer to Note 28a for more information.   2  Refer to Note 28b for more information.   3  Refer to the “Statement of comprehensive income.”

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The tables below provide information on UBS’s assets and liabilities with respect to pension and post-employment benefit plans. These are recognized on the balance sheet within Other assets and Other liabilities. All major plans are currently in a deficit situation.

Balance sheet – net defined benefit pension and post-employment asset

CHF million	31.12.14	31.12.13
Major pension plans[1]	0	952

of which: Swiss plan	0	952

of which: Non-Swiss plans	0	0

Post-retirement medical and life insurance plans	0	0

Remaining plans	0	0

Total net defined benefit pension and post-employment asset[2]	0	952

  1   Refer to Note 28a for more information.   2   Refer to Note 18.

Balance sheet – net defined benefit pension and post-employment liability

CHF million	31.12.14	31.12.13
Major pension plans[1]	1,256	903

of which: Swiss plan	25	0

of which: Non-Swiss plans[2]	1,231	903

Post-retirement medical and life insurance plans[3]	85	114

Remaining plans	32	31

Total net defined benefit pension and post-employment liability[4]	1,374	1,048

  1   Refer to Note 28a for more information.   2   Liability consists of: UK plan CHF 568 million, US plans CHF 297 million and German plans CHF 367 million (31 December 2013: UK plan CHF 433 million, US plans CHF 186 million and German plans CHF 284 million).   3   Refer to Note 28b for more information.   4   Refer to Note 23.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

a) Defined benefit pension plans

UBS has established pension plans for its employees in various locations. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations for the plans in these countries are performed as required.

The overall investment policy and strategy for UBS’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with contributions, ensures that there will be sufficient assets to pay pension benefits as they fall due while also mitigating the various risks of the plans. For the plans with assets (i.e., funded plans), the investment strategies for the plans are managed under local laws and regulations in each jurisdiction. The actual asset allocation is determined by the governance body with reference to the prevailing current and expected economic and market conditions and in consideration of specific asset class risk in the risk profile. Within this framework, UBS ensures that the fiduciaries consider how the asset investment strategy correlates with the maturity profile of the plan liabilities and the respective potential impact on the funded status of the plans, including potential short term liquidity requirements.

The defined benefit obligation for all of UBS’s defined benefit pension plans are directly impacted by changes in yields of high-quality corporate bonds in the respective country, as the applicable discount rate to determine the defined benefit obligation is based on these yields. For the funded plans, the pension assets are invested in a diversified portfolio of financial assets including real estate, bonds, investment funds and cash across geographic regions to ensure a balance of risk and return to the extent allowed under local pension laws. The market value of these financial assets is not fully correlated to changes in high-quality corporate bond yields. This results in volatility in the net asset/liability position for each plan. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body in each country. The net asset/liability volatility for each plan is dependent on the specific financial assets chosen by each plan’s fiduciaries. For certain pension plans, a liability-driven investment approach is applied to a portion of the plan assets to reduce potential volatility.

Swiss pension plan

The Swiss pension plan covers employees of UBS AG and its affiliated companies in Switzerland and exceeds the minimum benefit requirements under Swiss pension law. The pension fund must provide the minimum mandatory benefits in accordance with Swiss pension law.

    Contributions to the pension plan are paid by the employees and the employer. The Swiss pension plan allows employees a choice with regard to the level of contributions paid by the employee. Employee contributions are calculated as a percentage of contributory salary and are deducted monthly. The percentages deducted from salary depend on age and choice of contribution category and vary between 1% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation. Depending on the age of the employee, UBS pays a contribution that ranges between 6.5% and 27.5% of contributory base salary and between 3.6% and 9% of contributory variable compensation. UBS also pays risk contributions which are used to finance benefits paid out in the event of death and disability, as well as to finance bridging pensions.

The benefits include retirement benefits and disability, death and survivor pensions. The pension plan offers to members at the normal retirement age of 64 a choice between a lifetime pension with or without full restitution and a partial or full lump sum payment. Members can draw retirement benefits early from the age of 58. The amount of pension payable is a result of the conversion rate applied on the accumulated balance of the individual plan participant’s pension account at the retirement date. The accumulated balance of each individual plan participant’s pension account is based on credited vested benefits transferred from previous employers, purchases of benefits and the employee and employer contributions that have been made to the pension account of each individual plan participant, as well as the interest accrued on the accumulated balance. The interest rate accrued is defined annually by the Pension Foundation Board.

Although the Swiss pension plan is based on a defined contribution promise under Swiss pension law, it is accounted for as a defined benefit plan under IAS 19, primarily because of the obligation to accrue interest on the pension accounts and the payment of lifetime pensions. The actuarial assumptions used for the Swiss pension plan are based on the local economic environment.

è	Refer to Note 1a item 24 for a description of the accounting policy for defined benefit pension plans

The Swiss pension plan is governed by the Pension Foundation Board as required by the Swiss pension law. The responsibilities of the Pension Foundation Board are defined by Swiss pension law and by the plan rules. According to Swiss pension law, a temporary limited underfunding is permitted. However, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be expected to be restored within a period up to a maximum of ten years. Under Swiss pension law, if the Swiss pension plan became significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In these situations, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. The Swiss pension plan has a technical funding ratio under Swiss pension law of 123.7% as of 31 December 2014 (31 December 2013: 127.0%).

    The investment strategy of the Swiss plan is implemented based on a multi-level investment and risk management process

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

and is in line with Swiss pension law, including the rules and regulations relating to diversification of plan assets. These rules, among others, specify restrictions to the composition of plan assets (e.g., limit of 50% for investments in equities). The investment strategy of the Swiss plan is aligned to the defined risk budget set out by the Pension Foundation Board. The risk budget is determined based on regularly performed asset and liability management analyses. In order to implement the risk budget, the Swiss plan may use direct investments, investment funds and derivatives. To mitigate foreign currency risk, a specific currency hedging strategy was implemented. The Pension Foundation Board strives for a medium-and long-term balance between assets and liabilities. Under IAS 19, volatility arises in the Swiss pension plan net asset/liability because the fair value of the plan assets is not directly correlated to movements in the value of the plan’s defined benefit obligation in the short term.

The employer contributions expected to be made to the Swiss pension plan in 2015 are estimated to be CHF 486 million.

As of 31 December 2014, the Swiss pension plan was in a deficit situation on an IFRS measurement basis, as the defined benefit obligation exceeded the fair value of plan assets by CHF 25 million. On the same measurement basis, as of 31 December 2013, the Swiss pension plan had a surplus of CHF 1,760 million. A surplus can only be recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which is the difference between the estimated future net service cost and the estimated future employer contributions. As of 31 December 2013, the estimated future economic benefit was CHF 952 million and hence, this was the amount recognized as net defined benefit asset on the balance sheet. The difference of CHF 808 million between the pension plan surplus and the estimated future economic benefit, the so-called asset ceiling effect, was recognized as a loss in other comprehensive income in 2013, which was reversed in 2014.

Non-Swiss pension plans

The non-Swiss locations of UBS offer various pension plans in accordance with local regulations and practices. The locations with significant defined benefit plans are the UK, the US and Germany. The remaining non-major plans are located mainly in Asia Pacific, Europe and the Americas. As these other plans are not significant to the financial results of UBS, no specific disclosure is provided.

The non-Swiss pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the specific rate of benefit accrual and the level of employee compensation. The amounts shown for the non-Swiss pension plans reflect the net funded positions of the significant non-Swiss pension plans. UBS’s general principle is to ensure that the plans are appropriately funded under local pension regulations in each country and this is the primary driver for determining when additional contributions are required. Similar to the Swiss pension plan, volatility arises in the non-Swiss pension plans’ net asset/liability because the fair value of the plan assets is not directly correlated to movements in the value of the plans’ defined benefit obligation.

The employer contributions expected to be made to these pension plans in 2015 are estimated to be CHF 107 million. The funding policy for these plans is consistent with local government regulations and tax requirements. The actuarial assumptions used for the non-Swiss pension plans are based on the local economic environment.

è	Refer to Note 1a item 24 for a description of the accounting policy for defined benefit pension plans

UK

The UK plan is a career average revalued earnings scheme and benefits increase automatically based on UK price inflation. Normal retirement age for participants in the UK plan is 60. The plan is closed to new entrants, who instead can participate in a defined contribution plan. On 1 July 2013, UBS closed the UK defined benefit pension plan for future service. After that date, UBS no longer recognizes current service costs for this plan. The closure of the plan for future service did not have a financial impact since the UK plan is a career average plan and past service benefits are indexed to UK price inflation. Plan participants who were active employees under the defined benefit plan were eligible to become participants of the defined contribution plan for any service after the plan was closed for future service.

The responsibility for governance of the UK plan lies jointly with the Pension Trustee Board, which is required under local pension laws, and UBS. The employer contributions to the pension fund included regular contributions and specific deficit funding contributions up to the date of the closure of the UK plan for future service and thereafter represent agreed deficit funding contributions. The employer contributions are determined based on the most recent actuarial valuation which is conducted based on assumptions agreed by the Pension Trustee Board and UBS. In the event of an underfunding, UBS must agree to a deficit recovery plan with the Pension Trustee Board within statutory deadlines. As the plan’s obligation is to provide guaranteed lifetime pension benefits to plan participants upon retirement, increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK plan where inflationary increases result in higher sensitivity to changes in the life expectancy.

The plan assets are invested in a diversified class of assets and a portion of the plan assets are invested in a liability-driven investment approach focusing on the investment in inflation-indexed bonds which provide a partial hedge against price inflation. If price inflation increases, the defined benefit obligation will likely increase more significantly than any change in the fair value of plan assets. This would result in an increase in the net defined benefit liability. However, based on the plan rules and due to local pension legislation, there are caps on the level of inflationary increase applied to plan benefits.

505

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

US

There are two distinct major defined benefit pension plans in the US. Normal retirement age for participants in the US plans is 65. The plans are closed to new entrants, who instead can participate in defined contribution plans.

One defined benefit pension plan is a contribution-based plan where each participant accrues a percentage of salary in a pension account. The pension account is credited annually with interest based on a rate that is linked to the yield on a US government bond. Upon retirement, the plan participant can elect to receive the retirement benefit as a lump sum or a lifetime pension. The other plan provides a lifetime pension which is based on the career average earnings of each individual plan participant.

There are pension plan fiduciaries for both defined benefit pension plans as required under local state pension laws. The fiduciaries, jointly with UBS, are responsible for the governance of the plans. Actuarial valuations are regularly completed for the plans and UBS has historically elected to make contributions to the plans in order to at least maintain a funded ratio of 80% as calculated under local pension regulations. The annual employer contributions are equal to the present value of benefits accrued each year plus a rolling amortization of any prior underfunding. If the employer contributes more than the minimum or the plan has assets exceeding the liabilities, the excess can be used to offset minimum funding requirements.

The plan assets are invested in a diversified portfolio of financial assets. Each pension plan’s fiduciaries are responsible for the investment decisions with respect to the plan assets. A liability-driven investment approach is applied for one of the US plans to support the volatility management in the net asset/liability position. Derivative instruments may be employed to manage volatility, including (but not limited to) interest rate futures, equity futures and swaps (including credit default and interest rate swaps).

In 2013, UBS offered to certain deferred vested members of the US pension plans the option to receive a lump sum payment (or early annuity payments) instead of a lifetime pension. This resulted in a reduction of the defined benefit obligation of CHF 196 million, a reduction of fair value of plan assets of CHF 216 million and a charge to the income statement of CHF 20 million in 2013.

Germany

There are two different defined benefit pension plans in Germany and both are contribution-based plans. No plan assets are set aside to fund these plans and benefits are directly paid by UBS. Normal retirement age for the participants in the German plans is 65. Within the larger of the two pension plans, each participant accrues a percentage of salary in a pension account. On an annual basis the accumulated account balance of the plan participant is credited with guaranteed interest at a rate of 5%. The other plan is a deferred compensation plan in which amounts are accrued annually based on employee elections. For the deferred compensation plan, the accumulated account balance is credited on an annual basis with a guaranteed interest rate of 4% for amounts accrued after 2009. Both German plans are regulated under German pension law under which the responsibility to pay pension benefits when they are due is entirely the responsibility of UBS. For the German plans, a portion of the pension payments is directly increased in line with price inflation.

The table on the following pages provides an analysis of the movement in the net asset/liability recognized on the balance sheet for defined benefit pension plans from the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans

CHF million	Swiss		Non-Swiss		Total
For the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13

Defined benefit obligation at the beginning of the year	20,738	21,901	4,670	4,773	25,408	26,674

Current service cost	496	549	10	21	506	569

Interest expense	465	399	217	199	682	597

Plan participant contributions	202	197	0	0	202	197

Remeasurements of defined benefit obligation	3,120	(1,124)	619	105	3,739	(1,019)

of which: actuarial (gains)/losses arising from changes in demographic assumptions	66	0	70	(23)	136	(23)

of which: actuarial (gains)/losses arising from changes in financial assumptions	2,705	(1,114)	669	3	3,374	(1,111)

of which: experience (gains)/losses[1]	349	(10)	(121)	125	228	115

Past service cost related to plan amendments	0	0	0	(196)	0	(196)

Curtailments	(54)	(37)	0	0	(54)	(37)

Benefit payments	(1,045)	(1,183)	(172)	(204)	(1,218)	(1,388)

Termination benefits	34	36	0	0	34	36

Foreign currency translation	0	0	297	(26)	297	(26)

Defined benefit obligation at the end of the year	23,956	20,738	5,642	4,670	29,598	25,408

of which: amounts owing to active members	11,480	9,841	624	710	12,104	10,551

of which: amounts owing to deferred members	0	0	2,756	2,249	2,756	2,249

of which: amounts owing to retirees	12,477	10,897	2,261	1,711	14,738	12,608

Fair value of plan assets at the beginning of the year	22,498	21,783	3,768	3,783	26,266	25,566

Return on plan assets excluding amounts included in interest income	1,262	803	195	154	1,457	957

Interest income	513	403	183	162	697	565

Employer contributions – excluding termination benefits	478	470	181	125	659	595

Employer contributions – termination benefits	34	36	0	0	34	36

Plan participant contributions	202	197	0	0	202	197

Benefit payments	(1,045)	(1,183)	(172)	(204)	(1,218)	(1,388)

Administration expenses, taxes and premiums paid	(10)	(11)	(6)	(5)	(16)	(16)

Payments related to plan amendments	0	0	0	(216)	0	(216)

Foreign currency translation	0	0	261	(31)	261	(31)

Fair value of plan assets at the end of the year	23,931	22,498	4,410	3,768	28,341	26,266

Asset ceiling effect	0	808	0	0	0	808

Net defined benefit asset/(liability)	(25)	952	(1,231)	(903)	(1,256)	50

Movement in the net asset/(liability) recognized on the balance sheet

Net asset/(liability) recognized on the balance sheet at the beginning of the year	952	(118)	(903)	(990)	50	(1,108)

Net periodic pension cost	(458)	(555)	(50)	(82)	(508)	(638)

Amounts recognized in other comprehensive income	(1,032)	1,119	(424)	49	(1,456)	1,168

Employer contributions – excluding termination benefits	478	470	181	125	659	595

Employer contributions – termination benefits	34	36	0	0	34	36

Foreign currency translation	0	0	(36)	(5)	(36)	(5)

Net asset/(liability) recognized on the balance sheet at the end of the year	(25)	952	(1,231)	(903)	(1,256)	50

Funded and unfunded plans

Defined benefit obligation from funded plans	23,956	20,738	5,249	4,365	29,205	25,102

Defined benefit obligation from unfunded plans	0	0	392	306	392	306

Plan assets	23,931	22,498	4,410	3,768	28,341	26,266

Surplus/(deficit)	(25)	1,760	(1,231)	(903)	(1,256)	857

Asset ceiling effect	0	808	0	0	0	808

Net defined benefit asset/(liability)	(25)	952	(1,231)	(903)	(1,256)	50

  1  Experience (gains)/losses are a component of actuarial remeasurements of the defined benefit obligation which reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.

507

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Analysis of amounts recognized in net profit

CHF million	Swiss		Non-Swiss		Total
For the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Current service cost	496	549	10	21	506	569

Interest expense related to defined benefit obligation	465	399	217	199	682	597

Interest income related to plan assets	(513)	(403)	(183)	(162)	(697)	(565)

Interest expense on asset ceiling effect	19	0	0	0	19	0

Administration expenses, taxes and premiums paid	10	11	6	5	16	16

Plan amendments	0	0	0	20	0	20

Curtailments	(54)	(37)	0	0	(54)	(37)

Termination benefits	34	36	0	0	34	36

Net periodic pension cost	458	555	50	82	508	638

Analysis of amounts recognized in other comprehensive income

CHF million	Swiss		Non-Swiss		Total
For the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Remeasurement of defined benefit obligation	(3,120)	1,124	(619)	(105)	(3,739)	1,019

Return on plan assets excluding amounts included in interest income	1,262	803	195	154	1,457	957

Asset ceiling effect excluding interest expense on asset ceiling effect	808	(808)	0	0	808	(808)

Interest expense on asset ceiling effect	19	0	0	0	19	0

Total gains/(losses) recognized in other comprehensive income, before tax	(1,032)	1,119	(424)	49	(1,456)	1,168

of which: gains/(losses) recognized in other comprehensive income attributable to UBS Group AG shareholders	(995)		(416)		(1,412)

of which: gains/(losses) recognized in other comprehensive income attributable to non-controlling interests	(36)		(8)		(44)

The table below provides information on the duration of the defined benefit pension obligations and the distribution of the timing of benefit payments.

	Swiss		Non-Swiss[1]
	31.12.14	31.12.13	31.12.14	31.12.13
Duration of the defined benefit obligation (in years)	16.7	15.1	17.9	18.9

Maturity analysis of benefits expected to be paid

CHF million

Benefits expected to be paid within 12 months	1,033	1,033	165	151

Benefits expected to be paid between 1 to 3 years	2,023	2,051	344	321

Benefits expected to be paid between 3 to 6 years	3,035	3,008	596	555

Benefits expected to be paid between 6 to 11 years	5,394	5,630	1,253	1,168

Benefits expected to be paid between 11 to 16 years	5,571	5,874	1,510	1,422

Benefits expected to be paid in more than 16 years	26,613	28,915	9,289	8,970

  1  The duration of the defined benefit obligation represents a weighted average across non-Swiss plans.

The tables below show the principal actuarial assumptions used in calculating the defined benefit obligations.

	Swiss		Non-Swiss[1]
	31.12.14	31.12.13	31.12.14	31.12.13
Principal actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	1.15	2.30	3.66	4.64

Rate of salary increase	2.40	2.50	3.01	3.15

Rate of pension increase	0.00	0.00	2.97	3.30

Rate of interest credit on retirement savings	1.40	2.55	1.13	1.12

  1  Represents weighted average assumptions across non-Swiss plans.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Mortality tables and life expectancies for major plans

		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.14	31.12.13	31.12.14	31.12.13
Switzerland	BVG 2010 G	21.4	21.3	23.2	23.1

UK	S1NA_L CMI 2014 G, with projections[1]	24.4	24.4	27.2	27.3

US	RP2014 G, with MP2014 projection scale[2]	21.7	19.3	23.4	19.3

Germany	Dr. K. Heubeck 2005 G	19.9	19.7	22.5	22.4

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.14	31.12.13	31.12.14	31.12.13
Switzerland	BVG 2010 G	23.9	23.8	25.6	25.5

UK	S1NA_L CMI 2014 G, with projections[1]	25.7	25.5	28.0	27.8

US	RP2014 G, with MP2014 projection scale[2]	23.9	21.1	25.6	21.1

Germany	Dr. K. Heubeck 2005 G	23.9	23.8	26.5	26.3

  1  In 2013 the mortality table S1NA_L CMI 2010 G, with projections was used.   2  In 2013 the mortality table PPA mandated mortality table per IRC 1.430(h)(3) was used.

Volatility arises in the defined benefit obligation for each of the pension plans due to the following actuarial assumptions applied in the measurement of the defined benefit obligation:

–

Discount rate: the discount rate is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. Consequently, a decrease in the yield of high-quality corporate bonds will increase the defined benefit obligation of the pension plans. Conversely, an increase in the yield of high-quality corporate bonds will decrease the defined benefit obligation of the pension plans.

–

Rate of salary increase: an increase in the salary of plan participants will generally increase the defined benefit obligation, specifically for the Swiss and German plans. For the UK plan, as the plan is closed for future service, UBS employees are not accruing future service benefits and thus salary increases have no impact on the defined benefit obligation. For the US plans, only a small percentage of the total population continues to accrue benefits for future service thus the impact of a salary increase on the defined benefit obligation is minimal.

–

Rate of pension increase: for the Swiss plan, there is no automatic indexing of pensions. Any increase would be decided by the Pension Foundation Board. Similarly, for the US plans, there is no automatic indexing of pensions. For the UK plan, pensions are automatically indexed to price inflation as per plan rules and local pension legislation. Similarly, the German defined benefit pension plans are automatically indexed and a portion of the pensions are directly increased by price inflation. An increase in price inflation in the UK and Germany will increase the plan’s defined benefit obligation.
–

Rate of interest credit on retirement savings: the plan in Switzerland and one of the plans in the US have retirement saving balances which are increased annually by an interest credit rate. For these plans, an increase in the interest credit rate would increase the plan’s defined benefit obligation.

–

Life expectancy: for most of UBS’s defined benefit pension plans, the pension plan’s obligation is to provide guaranteed lifetime pension benefits. The defined benefit obligation for all plans are calculated using an underlying best estimate of the life expectancy of plan participants. An increase in the life expectancy of plan participants will increase the plan’s defined benefit obligation.

The table on the following page presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would be affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. Unforeseen circumstances may arise, which could result in variations that are outside the range of alternatives deemed reasonably possible. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit asset/(liability) in its entirety. Caution should be used in extrapolating the sensitivities below to the overall impact on the defined benefit obligation as the sensitivities may not be linear.

509

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Sensitivity analysis of significant actuarial assumptions1

	Swiss plan: increase/(decrease) in defined benefit obligation		Non-Swiss plans: increase/(decrease) in defined benefit obligation
CHF million	31.12.14	31.12.13	31.12.14	31.12.13
Discount rate

Increase by 50 basis points	(1,688)	(1,301)	(470)	(411)

Decrease by 50 basis points	1,936	1,471	535	472

Rate of salary increase

Increase by 50 basis points	210	142	2	1

Decrease by 50 basis points	(198)	(138)	(2)	(1)

Rate of pension increase

Increase by 50 basis points	1,315	1,007	422	391

Decrease by 50 basis points	– [2]	– [2]	(370)	(340)

Rate of interest credit on retirement savings

Increase by 50 basis points	334	270	9	7

Decrease by 50 basis points	(315)	(259)	(8)	(6)

Life expectancy

Increase in longevity by one additional year	755	561	180	132

  1  The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.   2  As the assumed rate of pension increase was 0% as of 31 December 2014 and as of 31 December 2013, a downward change in assumption is not applicable.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The table below provides information on the composition and fair value of plan assets of the Swiss pension plan and the non-Swiss pension plans.

Composition and fair value of plan assets

Swiss plan

	31.12.14				31.12.13
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	829	0	829	3	113	0	113	1

Real estate/property

Domestic	0	2,582	2,582	11	0	2,523	2,523	11

Investment funds

Equity

Domestic	798	0	798	3	617	0	617	3

Foreign	6,245	994	7,239	30	5,935	827	6,761	30

Bonds[1]

Domestic, AAA to BBB–	2,591	0	2,591	11	3,018	0	3,018	13

Domestic, below BBB–	0	0	0	0	0	0	0	0

Foreign, AAA to BBB–	6,418	0	6,418	27	6,867	0	6,867	31

Foreign, below BBB–	104	0	104	0	752	0	752	3

Real estate

Foreign	0	104	104	0	0	124	124	1

Other	2,513	736	3,249	14	1,220	486	1,707	8

Other investments	0	17	17	0	0	15	15	0

Total	19,499	4,432	23,931	100	18,523	3,975	22,498	100

			31.12.14				31.12.13
Total fair value of plan assets			23,931				22,498

of which:

Bank accounts at UBS and UBS debt instruments			385				119

UBS shares			38				32

Securities lent to UBS[2]			921				1,001

Property occupied by UBS			87				143

Derivative financial instruments, counterparty UBS[2]			(357)				287

Structured products, counterparty UBS			42				122

  1  The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.   2  Securities lent to UBS and derivative financial instruments are presented gross of any collateral. Net of collateral, derivative financial instruments amounted to CHF (123) million as of 31 December 2014 (31 December 2013: CHF 14 million). Securities lent to UBS were fully covered by collateral as of 31 December 2014 and 31 December 2013.

511

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

Non-Swiss plans

	31.12.14				31.12.13
	Fair value			Weighted average plan asset allocation %	Fair value			Weighted average plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	224	0	224	5	173	0	173	5

Bonds[1]

Domestic, AAA to BBB–	104	0	104	2	66	0	66	2

Domestic, below BBB–	10	0	10	0	42	0	42	1

Foreign, AAA to BBB–	24	0	24	1	10	0	10	0

Foreign, below BBB–	3	0	3	0	7	0	7	0

Private equity	0	0	0	0	1	0	1	0

Investment funds

Equity

Domestic	372	0	372	8	639	3	641	17

Foreign	1,300	0	1,300	29	1,012	0	1,012	27

Bonds[1]

Domestic, AAA to BBB–	1,486	0	1,486	34	1,061	0	1,061	28

Domestic, below BBB–	193	0	193	4	208	0	208	6

Foreign, AAA to BBB–	123	0	123	3	100	35	135	4

Foreign, below BBB–	157	0	157	4	62	21	83	2

Real estate

Domestic	43	112	155	4	0	103	103	3

Other	33	178	211	5	45	160	205	5

Insurance contracts	0	17	17	0	0	15	15	0

Asset-backed securities	17	0	17	0	0	0	0	0

Other investments	5	10	14	0	0	5	5	0

Total fair value of plan assets	4,094	317	4,410	100	3,426	342	3,768	100

  1  The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

b) Post-retirement medical and life insurance plans

In the US and the UK, UBS offers post-retirement medical benefits that contribute to the health care coverage of certain employees and their beneficiaries after retirement. The UK post-retirement medical plan is closed to new entrants. In the US, in addition to post-retirement medical benefits, UBS also provides post-retirement life insurance benefits to certain employees. The post-retirement medical benefits in the UK and the US cover all types of medical expenses including, but not limited to, cost of doctor visits, hospitalization, surgery and pharmaceuticals. These plans are not pre-funded plans and costs are incurred as amounts are paid. In the US, the retirees contribute to the cost of the post-retirement medical benefits.

In 2014, UBS announced changes to the US post-retirement medical plans in relation to a reduction or elimination of the subsidy provided for medical benefits. This change reduced the post-retirement benefit obligation by CHF 33 million, resulting in a corresponding gain recognized in the income statement in 2014.

Further in 2014, UBS announced changes to the US post-retirement life insurance plans in relation to an elimination of the US post-retirement life insurance policy. This change reduced the post-retirement benefit obligation by CHF 8 million, resulting in a corresponding gain recognized in the income statement in 2014.

In 2013, UBS announced changes to one of the US post-retirement medical plans in relation to the eligibility criteria and cost sharing. This change reduced the post-retirement benefit obligation by CHF 9 million, resulting in a corresponding gain recognized in the income statement in 2013.

Further in 2013, UBS announced a change to the other US post-retirement medical plan in relation to coverage for prescription drugs. This plan change reduced the post-retirement benefit obligation by CHF 8 million, resulting in a corresponding gain recognized in the income statement in 2013.

The employer contributions expected to be made to the post-retirement medical and life insurance plans in 2015 are estimated to be CHF 9 million.

The table on the following page provides an analysis of the net asset/liability recognized on the balance sheet for post-retirement medical and life insurance plans from the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Post-retirement medical and life insurance plans

CHF million
For the year ended	31.12.14	31.12.13

Post-retirement benefit obligation at the beginning of the year	114	136

Current service cost	0	1

Interest expense	5	6

Plan participant contributions	2	2

Remeasurements of post-retirement benefit obligation	5	(3)

of which: actuarial (gains)/losses arising from changes in demographic assumptions	4	(1)

of which: actuarial (gains)/losses arising from changes in financial assumptions	8	(10)

of which: experience (gains)/losses[1]	(7)	8

Past service cost related to plan amendments	(41)	(17)

Benefit payments[2]	(10)	(9)

Foreign currency translation	10	(2)

Post-retirement benefit obligation at the end of the year	85	114

of which: amounts owing to active members	12	15

of which: amounts owing to deferred members	0	0

of which: amounts owing to retirees	74	99

Fair value of plan assets at the end of the year	0	0

Net post-retirement benefit asset/(liability)	(85)	(114)

Analysis of amounts recognized in net profit

Current service cost	0	1

Interest expense related to post-retirement benefit obligation	5	6

Past service cost related to plan amendments	(41)	(17)

Net periodic cost	(36)	(11)

Analysis of gains/(losses) recognized in other comprehensive income

Remeasurement of post-retirement benefit obligation	(5)	3

Total gains/(losses) recognized in other comprehensive income, before tax	(5)	3

of which: gains/(losses) recognized in other comprehensive income attributable to UBS Group AG shareholders	(5)

of which: gains/(losses) recognized in other comprehensive income attributable to non-controlling interests	0

  1  Experience (gains)/losses are a component of actuarial remeasurements of the post-retirement benefit obligation which reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.  2  Benefits payments are funded by employer contribution and plan participant contributions.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The post-retirement benefit obligation is determined by using the assumed average health care cost trend rate, the discount rate and the life expectancy. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life insurance plans as for the defined benefit obligations arising from pension plans.

The discount rate and the assumed average health care cost trend rates are presented in the table below. The basis for life expectancy assumptions is the same as provided for defined benefit pension plans in Note 28a.

Principal weighted average actuarial assumptions used (%)1

Assumptions used to determine post-retirement benefit obligations at the end of the year

For the year ended	31.12.14	31.12.13
Discount rate	3.84	4.77

Average health care cost trend rate – initial	6.44	6.81

Average health care cost trend rate – ultimate	5.19	5.12

  1  The assumptions for life expectancies are provided within Note 28a.

Volatility arises in the post-retirement benefit obligation for each of the post-retirement medical and life insurance plans due to the following actuarial assumptions applied in the measurement of the post-retirement benefit obligation:

–

Discount rate: similar as for defined benefit pension plans, a decrease in the yield of high-quality corporate bonds will increase the post-retirement benefit obligation for these plans. Conversely, an increase in the yield of high-quality corporate bonds will decrease the post-retirement benefit obligation for these plans.

–	Average health care cost trend rate: an increase in health care costs would generally increase the post-retirement benefit obligation.
–	Life expectancy: as some plan participants have lifetime benefits under these plans, an increase in life expectancy would increase the post-retirement benefit obligation.

The table below presents a sensitivity analysis for each significant actuarial assumption showing how the post-retirement benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions1

	Increase/(decrease) in post-retirement benefit obligation
CHF million	31.12.14	31.12.13
Discount rate

Increase by 50 basis points	(4)	(6)

Decrease by 50 basis points	4	7

Average health care cost trend rate

Increase by 100 basis points	3	9

Decrease by 100 basis points	(2)	(8)

Life expectancy

Increase in longevity by one additional year	7	7

  1  The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

c) Defined contribution plans

UBS also sponsors a number of defined contribution plans in its non-Swiss locations. The locations with significant defined contribution plans are the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from UBS. The employer contributions to these plans are recognized as an expense which, for the years ended 31 December 2014, 2013 and 2012, amounted to CHF 244 million, CHF 236 million and CHF 240 million, respectively.

Financial information

Notes to the UBS Group AG consolidated financial statements

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

In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. Simultaneously, UBS and the Swiss pension fund entered into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for 10 years each. During 2009,

UBS renegotiated one of the lease contracts, which reduced UBS’s remaining lease commitment. In 2013, after the first five years, the early break options for most of the leases were not exercised, which resulted in an increase in the minimum commitment for an additional five years. As of 31 December 2014, the minimum commitment toward the Swiss pension fund under the related leases is approximately CHF 14 million (31 December 2013: CHF 19 million).

The following amounts have been received or paid by UBS from and to the pension funds in respect of these banking activities and arrangements.

Related party disclosure

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Received by UBS

Fees	33	33	31

Paid by UBS

Rent	6	8	9

Interest	0	1	1

Dividends and capital repayments	4	2	0

The transaction volumes in UBS shares and other UBS securities are as follows.

Transaction volumes – related parties

	For the year ended
	31.12.14	31.12.13
Financial instruments bought by pension funds

UBS shares[1] (in thousands of shares)	2,092	1,459

UBS debt instruments (par values in CHF million)	4	5

Financial instruments sold by pension funds or matured

UBS shares[1] (in thousands of shares)	1,735	2,293

UBS debt instruments (par values in CHF million)	4	8

  1  Represents purchases/sales of UBS AG shares up to 28 November 2014 and purchases/sales of UBS Group AG shares thereafter. Refer to Note 32 for more information.

Details of the fair value of the plan assets of the defined pension plans are disclosed in Note 28a. In addition, UBS defined contribution pension funds held 16,253,804 UBS Group AG shares with a fair value of CHF

276 million as of 31 December 2014 (31 December 2013: 16,192,501 UBS AG shares with a fair value of CHF 278 million).

Financial information

Note 29 Equity participation and other compensation plans

a) Plans offered

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. Some plans (e.g., Equity Plus and Equity Ownership Plan) are granted to eligible employees in approximately 50 countries and are designed to meet the legal, tax and regulatory requirements of each country in which they are offered. Certain plans are used in specific countries, business areas (e.g., awards granted within Wealth Management Americas), or are offered to members of the Group Executive Board (GEB) only. UBS operates compensation plans on a mandatory, discretionary and voluntary basis. The explanations below provide a general description of the terms of the most significant plans which relate to the performance year 2014 (awards granted in 2015) and those from prior years that are partly expensed in 2014.

è	Refer to Note 1a item 25 for a description of the accounting policy related to equity participation and other compensation plans

Transfer of deferred compensation plans

As part of the Group reorganization, in the fourth quarter 2014, UBS Group AG assumed obligations of UBS AG as “grantor” in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 91 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans. Obligations relating to these deferred compensation awards, which are required to be, and have been, granted by a separate UBS subsidiary or local employing UBS AG branches, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring subsidiaries or UBS AG branches.

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP award in UBS shares, notional shares or UBS performance shares (notional shares which are subject to performance conditions). From February 2014 onwards, in general, only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are risk-takers, Group Managing Directors or employees whose incentive exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest in full if certain performance targets are met, i.e., if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012, 2013 and 2014, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity (for Corporate Center participants, the return on attributed equity of the Group excluding Corporate Center). Awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may be offered in deferred cash under the EOP plan rules.

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

Senior Executive Equity Ownership Plan (SEEOP): Up to 2012 (performance year 2011), GEB members received a portion of their mandatory deferral in UBS shares or notional shares, which vest in one-fifth increments over a five-year vesting period and are forfeitable if certain conditions are not met. Awards granted in 2011 and 2012 are subject to the same performance conditions as performance shares granted under the EOP. They will only vest in full if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole must be profitable) in the financial year preceding scheduled vesting. Awards granted under SEEOP are settled by delivering UBS shares at vesting. Compensation expense is recognized on the same basis as for share-settled EOP awards. From 2013 (performance year 2012), GEB members have received EOP awards. No SEEOP awards were granted for the performance years 2012, 2013 and 2014.

    Incentive Performance Plan (IPP): In 2010, GEB members and certain other senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

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

Performance Equity Plan (PEP): From 2010 to 2012, GEB members received part of their annual incentive in the form of performance shares granted under the PEP. Each performance share is a contingent right to receive between zero and two UBS shares at vesting, depending on the achievement of Economic Profit (EP) and Total Shareholder Return (TSR) targets. PEP awards vest in full after three years. EP is a risk-adjusted profit measure that takes into account the cost of risk capital. TSR measures the total return to UBS shareholders (in the form of share price appreciation and dividends) as compared to the constituents of a banking index. Vesting is subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No PEP awards were granted for the performance years 2012, 2013 and 2014.

Special Plan Award Program for the Investment Bank 2012 (SPAP): In April 2012, certain Managing Directors and Group Managing Directors of the Investment Bank were granted an award of UBS shares which will vest three years after grant. Vesting is subject to performance conditions, continued employment with the firm and certain other conditions. The vesting of Special Plan awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average return on risk-weighted assets in the Investment Bank for 2012, 2013 and 2014. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Role-based allowances (RBA): In line with market practice, in certain countries, employees are entitled to receive a role-based allowance in addition to their base salary. This allowance reflects the market value of a specific role and is only paid as long as the employee is within such a role. The allowance consists of a cash portion which is paid in December and, if applicable, a deferred UBS notional share award. The deferred portion vests in equal portions in year 2 and year 3 respectively. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Mandatory deferred cash compensation plans

Deferred Contingent Capital Plan (DCCP): The DCCP is a mandatory performance award deferral plan for all employees whose total compensation exceeds a certain threshold. For awards granted up to January 2015, employees received part of their annual incentive in the form of notional bonds, which are a right to receive a cash payment at vesting. For awards granted for the performance year 2014 (granted in 2015), employees are awarded notional additional tier 1 (AT1) instruments, which at the discretion of UBS can either be settled in the form of a cash payment or a perpetual, marketable AT1 instrument. Awards vest in full after five years, subject to there being no trigger event. Awards granted under the DCCP forfeit if UBS’s phase-in tier 1 capital ratio falls below 10% for GEB members and 7% for all other employees. In addition, awards are also forfeited if a viability event occurs, that is, if FINMA provides a written notice to UBS that the DCCP must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. For GEB members, an additional performance condition applies. If UBS does not achieve an adjusted profit before tax for any year during the vesting period, GEB members forfeit 20% of their award for each loss-making year. For awards granted up to January 2015, interest on the awards is paid annually for performance years in which the firm generates an adjusted profit before tax. For awards granted in 2015 for the performance year 2014, discretionary interest may be paid annually on awards that vest after 5 years. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized ratably from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

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

    Global Asset Management Equity Ownership Plan: In order to align their compensation with the performance of the funds they manage, Global Asset Management employees receiving EOP awards receive them in the form of cash-settled notional funds since 2012. The amount depends on the value of the relevant underlying Global Asset Management funds at the time of vesting. In prior years, certain Global Asset Management employees received EOP awards in a combination of shares and cash-settled notional funds, with the amount depending on the value of the

Financial information

Note 29 Equity participation and other compensation plans (continued)

underlying Global Asset Management funds at the time of vesting. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Wealth Management Americas financial advisor compensation

Financial advisor compensation plans generally provide for cash payments and deferred awards that are formula driven and fluctuate in proportion to the level of business activity.

UBS also may enter into compensation commitments with certain new financial advisors primarily as a recruitment incentive and to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. The compensation may be earned and paid to the employee during a period of continued employment and may be forfeited under certain circumstances.

GrowthPlus is a program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010 and 2011 with potential arrangements to be granted in 2015 and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement, which vests over five years.

    PartnerPlus is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay, which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances. Compensation expense for awards is recognized in the performance year if the employee meets the qualifying separation eligibility requirements at the date of grant. Otherwise, compensation expense for awards is recognized ratably commencing in the performance year to the earlier of the vesting date or the qualifying separation eligibility date of the employee. Compensation expense for voluntary contributions is recognized in the year of deferral.

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

Share delivery obligations

UBS satisfies share delivery obligations under its share-based plans either by purchasing UBS shares in the market or through the issuance of new shares. As of 31 December 2014, total future share delivery obligations in relation to employee share-based compensation awards were 131 million shares (31 December 2013: 109 million shares), taking into account the UBS Group AG share price at year-end 2014 as well as performance conditions. Share delivery obligations related to unvested and vested notional share awards, performance share awards, options and stock appreciation rights.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

As of 31 December 2014, UBS held 88 million treasury shares (31 December 2013: 73 million UBS AG shares) which were available to satisfy delivery obligations related to notional share awards, performance share awards, options and stock appreciation rights. An additional 136 million unissued UBS Group AG shares (31 December

2013: 139 million UBS AG shares) in conditional share capital were available to satisfy the delivery obligation related to options and stock appreciation rights. Treasury shares held or newly issued shares are delivered to employees at exercise or vesting.

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The following table summarizes the compensation expenses recognized for the year ended 31 December 2014 and deferred compensation expenses that will be recognized as an expense in the income statements of 2015 and later. The deferred compensation expenses in the table also include vested and non-vested awards granted mainly in February 2015, which relate to the performance year 2014.

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2014				Personnel expenses deferred to 2015 and later
CHF million	Expenses relating to awards for 2014	Expenses relating to awards for prior years	Total		Relating to awards for 2014		Relating to awards for prior years		Total
Performance awards

Cash performance awards	1,822	(108)	1,714		0		0		0

Deferred Contingent Capital Plan (DCCP)	155	194	349		312		386		698

Deferred cash plans (DCP and other cash plans)	0	12	12		0		8		8

Equity Ownership Plan (EOP/SEEOP) – UBS shares	215	444	659		459		367		826

Incentive Performance Plan (IPP)	0	21	21		0		0		0

Total UBS share plans	215	465	680		459		367		826

Equity Ownership Plan (EOP) – notional funds	24	41	65		36		33		69

Total performance awards	2,216	604	2,820		807		794		1,601

Variable compensation

Variable compensation – other	260	206	466	[2]	307	[3]	340	[4]	647

Financial advisor compensation – cash payments	2,396	0	2,396		0		0		0

Compensation commitments with recruited financial advisors	39	636	675		524		2,058		2,582

GrowthPlus and other deferral plans	81	153	234		189		528		717

UBS share plans	23	57	80		41		143		184

Wealth Management Americas: Financial advisor compensation[5]	2,539	846	3,385		754		2,729		3,483

Total	5,015	1,656	6,671		1,868		3,863		5,731

  1  Total share-based personnel expenses recognized for the year ended 31 December 2014 were CHF 999 million and were comprised of UBS share plans of CHF 800 million, Equity Ownership Plan – notional funds of CHF 65 million, related social security costs of CHF 41 million and other compensation plans (reported within Variable compensation – other) of CHF 93 million.   2  Includes replacement payments of CHF 81 million (of which CHF 70 million related to prior years), forfeiture credits of CHF 70 million (all related to prior years), severance payments of CHF 162 million (all related to current year) and retention plan and other payments of CHF 292 million (of which CHF 206 million related to prior years).   3  Includes DCCP interest expense of CHF 121 million for DCCP awards 2014 (granted in 2015).   4  Includes DCCP interest expense of CHF 161 million for DCCP awards 2013 and 2012 (granted in 2014 and 2013).   5  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

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

  1  Total share-based personnel expenses recognized for the year ended 31 December 2013 were CHF 1,042 million and were comprised of UBS share plans of CHF 787 million, Equity Ownership Plan – notional funds of CHF 79 million, related social security costs of CHF 65 million and other compensation plans (reported within Variable compensation – other) of CHF 111 million.  2  Includes replacement payments of CHF 78 million (of which CHF 72 million related to prior years), forfeiture credits of CHF 146 million (all related to prior years), severance payments of CHF 114 million (all related to current year) and retention plan and other payments of CHF 242 million (of which CHF 210 million related to prior years).  3  Includes DCCP interest expense of CHF 101 million for DCCP awards 2013 (granted in 2014).   4  Includes DCCP interest expense of CHF 109 million for DCCP awards 2012 (granted in 2013).  5  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

During 2014 and 2013, UBS accelerated the recognition of expenses for certain deferred compensation arrangements relating to employees that were affected by restructuring programs. Based on the redundancy provisions of the plan rules, these employees retain their deferred compensation awards. However, as the employees are not required to provide future service, compensation expense relating to these awards was accelerated to the termination date based on the shortened service period. The amounts accelerated and recognized relating to share-based payment awards in 2014 and 2013 were CHF 38 million and CHF 62 million respectively, and the amounts related to deferred cash awards were CHF 29 million and CHF 9 million, respectively.

UBS also shortened the service period for certain employees in accordance with the mutually agreed termination provisions of their deferred compensation awards. Expense recognition was accelerated to the termination date. The amounts accelerated and recognized relating to share-based payment awards in 2014 and 2013 were CHF 11 million and CHF 11 million, respectively, and the amounts related to deferred cash awards were CHF 8 million and CHF 3 million, respectively.

Financial information

Notes to the UBS Group AG consolidated financial statements

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

  1  Total share-based personnel expenses recognized for the year ended 31 December 2012 were CHF 1,584 million and were comprised of UBS share plans of CHF 1,261 million, UBS share option plans of CHF 14 million, Equity Ownership Plan – AIVs of CHF 112 million, related social security costs of CHF 89 million and other compensation plans (reported within Variable compensation – other) of CHF 108 million.  2  Includes replacement payments of CHF 109 million (of which CHF 94 million related to prior year), forfeiture credits of CHF 174 million (prior year), severance payments of CHF 303 million (current year) and retention plan and other payments of CHF 128 million (of which CHF 21 million related to prior year).  3  Includes DCCP interest expense of CHF 137 million.  4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Additional disclosures on mandatory, discretionary and voluntary share-based compensation plans (including notional funds granted under EOP)

The total share-based personnel expenses recognized for the years ended 31 December 2014, 2013 and 2012 were CHF 999 million, CHF 1,042 million and CHF 1,584 million, respectively. This includes the current period expense, amortization and related social security costs for awards issued in prior periods and performance year expensing for awards granted to retirement-eligible employees where the terms of the awards do not require the employee to provide future services.

The total compensation expenses for non-vested share-based awards granted up to 31 December 2014 relating to prior years to be recognized in future periods is CHF 634 million and will be recognized as personnel expenses over a weighted average period of 1.9 years. This includes UBS share plans, the Equity Ownership Plan (notional funds), other variable compensation and the Equity Plus Plan. Total deferred compensation amounts included in the 2014 table differ from this amount as the deferred compensation amounts also include non-vested awards granted in February 2015 related to the performance year 2014.

Actual payments to participants in cash-settled share-based plans, including amounts granted as notional funds issued under the EOP, for the years ended 31 December 2014 and 2013 were CHF 90 million and CHF 157 million, respectively. The total carrying amount of the liability related to these plans was CHF 143 million as of 31 December 2014 and CHF 164 million as of 31 December 2013.

Financial information

Note 29 Equity participation and other compensation plans (continued)

c) Movements during the year

UBS share and performance share awards

Movements in UBS share and notional share awards were as follows:

UBS share awards

	Number of shares 2014	Weighted average grant date fair value (CHF)	Number of shares 2013	Weighted average grant date fair value (CHF)
Outstanding, at the beginning of the year	186,633,491	15	249,059,529	15

Shares awarded during the year	58,925,185	18	50,270,660	15

Distributions during the year	(69,921,325)	16	(99,955,951)	15

Forfeited during the year	(6,859,017)	16	(12,740,747)	15

Outstanding, at the end of the year	168,778,334	15	186,633,491	15

of which: shares vested for accounting purposes	48,749,489		48,096,537

The fair value of shares that became legally vested and were distributed (i.e., all restrictions were fulfilled) during the years ended 31 December 2014 and 2013 was CHF 1,269 million and CHF 1,398 million, respectively.

Movements in performance shares granted under the IPP are as follows:

Incentive Performance Plan

	2014
	Number of performance shares 2014	Weighted average fair value of IPP performance shares at grant date (CHF)[1]
Forfeitable, at the beginning of the year	13,151,023	22

Vested during the year	(240,064)[2]	22

Forfeited during the year	(168,791)	22

Forfeitable, at the end of the year	12,742,168 [3]	22

of which: performance shares vested for accounting purposes	12,742,168

	2013
Forfeitable, at the beginning of the year	14,231,831	22

Vested during the year	(8,690)	22

Forfeited during the year	(1,072,118)	22

Forfeitable, at the end of the year	13,151,023 [3]	22

of which: performance shares vested for accounting purposes	10,248,071

  1  The weighted average fair value takes into account the applicable performance conditions and the range of possible outcomes.  2  The corresponding number of UBS shares distributed in 2014 was 240,064. In 2013 it amounted to 8,690.  3  As of 31 December 2014 and 31 December 2013, the number of deliverable UBS shares was equal to the number of forfeitable performance shares.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

Movements in performance shares granted under the PEP are as follows:

Performance Equity Plan

	2014
	Number of performance shares 2014	Weighted average fair value of PEP performance shares at grant date (CHF)[1]
Forfeitable, at the beginning of the year	1,380,958	16

Vested during the year	(613,427)[2]	19

Forfeited during the year	0	19

Forfeitable, at the end of the year	767,531 [3]	13

of which: performance shares vested for accounting purposes	767,531

	2013
Forfeitable, at the beginning of the year	1,825,199	16

Vested during the year	(359,613)	16

Forfeited during the year	(84,628)	17

Forfeitable, at the end of the year	1,380,958 [3]	16

of which: performance shares vested for accounting purposes	1,041,901

  1  The weighted average fair value takes into account the applicable performance conditions and the range of possible outcomes.  2  The corresponding number of UBS shares distributed in 2014 was 245,371. In 2013 it amounted to 186,999.  3  As of 31 December 2014, the number of deliverable UBS shares was 337,714 based on the applicable performance conditions. As of 31 December 2013, the number of deliverable UBS shares was 629,136 based on the applicable performance conditions.

UBS option awards

Movements in option awards were as follows:

UBS option awards

	Number of options 2014	Weighted average exercise price (CHF)[1]	Number of options 2013	Weighted average exercise price (CHF)[1]
Outstanding, at the beginning of the year	133,170,139	45	158,090,564	43

Exercised during the year	(1,498,620)	13	(3,430,697)	12

Forfeited during the year	(71,376)	41	(177,272)	45

Expired unexercised	(23,204,036)	48	(21,312,456)	36

Outstanding, at the end of the year	108,396,107	45	133,170,139	45

Exercisable, at the end of the year	108,396,107	45	133,170,139	45

  1  Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table provides additional information about option exercises and intrinsic values:

For the year ended	31.12.14	31.12.13
Weighted average share price of options exercised (CHF)	18	17

Intrinsic value of options exercised during the year (CHF million)	8.0	17.5

Financial information

Note 29 Equity participation and other compensation plans (continued)

The following table provides additional information about options outstanding and options exercisable as of 31 December 2014:

	Options outstanding				Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average exercise price (CHF/USD)	Aggregate intrinsic value (CHF/USD million)	Weighted average remaining contractual term (years)	Number of options exercisable	Weighted average exercise price (CHF/USD)	Aggregate intrinsic value (CHF/USD million)	Weighted average remaining contractual term (years)
CHF Awards

10.21 – 15.00	10,793,042	11.38	61.6	3.6	10,793,042	11.38	61.6	3.6

15.01 – 25.00	9,205,348	18.97	4.8	3.8	9,205,348	18.97	4.8	3.8

25.01 – 35.00	25,017,920	31.46	0.0	2.9	25,017,920	31.46	0.0	2.9

35.01 – 45.00	1,654,297	35.67	0.0	2.8	1,654,297	35.67	0.0	2.8

45.01 – 55.00	11,990,393	49.36	0.0	0.6	11,990,393	49.36	0.0	0.6

55.01 – 65.00	4,154,809	60.06	0.0	1.8	4,154,809	60.06	0.0	1.8

65.01 – 75.00	38,742,444	67.55	0.0	1.6	38,742,444	67.55	0.0	1.6

10.21 – 75.00	101,558,253		66.4		101,558,253		66.4

USD Awards

36.62 – 40.00	956,379	37.58	0.0	0.4	956,379	37.58	0.0	0.4

40.01 – 50.00	5,881,475	42.10	0.0	0.3	5,881,475	42.10	0.0	0.3

36.62 – 50.00	6,837,854		0.0		6,837,854		0.0

UBS SAR awards

Movements in SAR awards were as follows:

UBS SARs awards

	Number of SARs 2014	Weighted average exercise price (CHF)	Number of SARs 2013	Weighted average exercise price (CHF)
Outstanding, at the beginning of the year	21,444,016	12	33,118,335	12

Exercised during the year	(3,575,927)	11	(10,427,263)	11

Forfeited during the year	(14,500)	14	(57,500)	11

Expired unexercised	(164,500)	12	(1,189,556)	33

Outstanding, at the end of the year	17,689,089	12	21,444,016	12

Exercisable, at the end of the year	17,689,089	12	21,444,016	12

The following table provides additional information about SARs exercises and intrinsic values:

For the year ended	31.12.14	31.12.13
Weighted average share price of SARs exercised (CHF)	18	17

Intrinsic value of SARs exercised during the year (CHF million)	22.8	57.0

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

The following table provides additional information about SARs outstanding as of 31 December 2014:

	SARs outstanding				SARs exercisable
Range of exercise prices	Number of SARs outstanding	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)	Number of SARs exercisable	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)
CHF

9.35 – 12.50	17,290,089	11.34	99.4	4.0	17,290,089	11.34	99.4	4.0

12.51 – 15.00	4,000	14.22	0.0	4.5	4,000	14.22	0.0	4.5

15.01 – 17.50	57,000	16.80	0.0	4.4	57,000	16.80	0.0	4.4

17.51 – 20.00	338,000	19.25	0.0	4.7	338,000	19.25	0.0	4.7

9.35 – 20.00	17,689,089		99.4		17,689,089		99.4

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2014 is approximately 12.9% (2013: 13.4%) of the market price of the UBS share. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

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

Financial information

Note 30 Interests in subsidiaries and other entities

a) Interests in subsidiaries

UBS defines its significant subsidiaries as those entities that, either individually or in aggregate, contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit/(loss) before tax, in accordance with the requirements set by IFRS 12, Swiss regulations and the regulations of the US Securities and Exchange Commission (SEC).

Individually significant subsidiaries

The two tables below list the Group’s individually significant subsidiaries as of 31 December 2014. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held fully by the Group, and the proportion of ownership interest held is equal to the voting rights held by the Group. The country where the respective registered office is located is also generally the principal place of business.

Pillar 3 | Subsidiary of UBS Group AG as of 31 December 2014

Company	Registered office		Share capital in million	Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland	CHF	384.5	96.7

▲

During 2014, UBS Group AG was established as the holding company of the UBS Group. Following the share-for-share exchange, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014, becoming the parent company of UBS AG.

è	Refer to Note 32 for more information

Pillar 3 | Individually significant subsidiaries of UBS AG as of 31 December 2014

Company	Registered office	Primary business division		Share capital in million		Equity interest accumulated in %
UBS Americas Inc.	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Bank USA	Salt Lake City, Utah, USA	Wealth Management Americas	USD	0.0		100.0

UBS Financial Services Inc.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Limited	London, United Kingdom	Investment Bank	GBP	226.6		100.0

UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1	[1]	100.0

  1   Mainly comprised on non-voting preferred shares held by UBS Americas Inc. ▲

UBS Limited and UBS Americas Inc. are fully held by UBS AG. UBS Bank USA and UBS Financial Services Inc. are fully held by UBS Americas Inc. 30% of UBS Securities LLC is held by UBS AG and 70% by UBS Americas Inc. (after consideration of preferred shares).

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Other subsidiaries

The table below lists other subsidiaries of UBS AG that are not individually significant but that contribute to the Group’s total assets and aggregated profit before tax thresholds and are thereby disclosed in accordance with the requirements set by the US SEC.

Other subsidiaries of UBS AG as of 31 December 2014

Company	Registered office	Primary business division		Share capital in million		Equity interest accumulated in %
Topcard Service AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.2		100.0

UBS (Italia) SpA	Milan, Italy	Wealth Management	EUR	95.0		100.0

UBS Italia SIM SpA	Milan, Italy	Investment Bank	EUR	15.1		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	Wealth Management	CHF	150.0		100.0

UBS Alternative and Quantitative Investments LLC	Wilmington, Delaware, USA	Global Asset Management	USD	0.1		100.0

UBS Australia Holdings Pty Ltd	Sydney, Australia	Investment Bank	AUD	46.7		100.0

UBS Beteiligungs-GmbH & Co. KG	Frankfurt, Germany	Wealth Management	EUR	568.8		100.0

UBS Card Center AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.1		100.0

UBS Credit Corp.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Deutschland AG	Frankfurt, Germany	Wealth Management	EUR	176.0		100.0

UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global Asset Management	CHF	1.0		100.0

UBS Fund Management (Luxembourg) S.A.	Luxembourg, Luxembourg	Global Asset Management	EUR	13.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global Asset Management	USD	5.6		100.0

UBS Global Asset Management (Americas) Inc.	Wilmington, Delaware, USA	Global Asset Management	USD	0.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global Asset Management	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global Asset Management	SGD	4.0		100.0

UBS Loan Finance LLC	Wilmington, Delaware, USA	Investment Bank	USD	0.1		100.0

UBS O’Connor LLC	Dover, Delaware, USA	Global Asset Management	USD	1.0		100.0

UBS Real Estate Securities Inc.	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Realty Investors LLC	Boston, Massachusetts, USA	Global Asset Management	USD	9.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	Investment Bank	THB	500.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3	[1]	100.0

UBS Securities Canada Inc.	Toronto, Canada	Investment Bank	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	Investment Bank	EUR	15.0		100.0

UBS Securities India Private Limited	Mumbai, India	Investment Bank	INR	140.0		100.0

UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	46,450.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4		100.0

UBS Services LLC	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Trust Company of Puerto Rico	Hato Rey, Puerto Rico	Wealth Management Americas	USD	0.1		100.0

  1   Includes a nominal amount relating to redeemable preference shares.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Changes in consolidation scope

There were no material changes in the scope of consolidation in 2014.

Non-controlling interests

As a result of the share-for-share exchange, UBS Group AG recognized equity attributable to non-controlling interests in its consolidated balance sheet and statement of changes in equity, in relation to the 3.32% of UBS AG shares held by non-controlling shareholders as of 31 December 2014.

Subsequent to the share-for-share exchange, UBS Group AG recognized net profit and other comprehensive income attributable to non-controlling interests relating to UBS AG in its consolidated income statement and statement of comprehensive income.

In addition, the establishment of UBS Group AG as the Group’s holding company changed the presentation of preferred notes issued by UBS AG. In the consolidated balance sheet and statement of changes in equity these instruments were reclassified from Equity attributable to preferred noteholders to Equity attributable to non-controlling interests as they no longer represent equity interests in the ultimate parent entity of the Group, but rather in the subsidiary of UBS AG, which satisfies the IFRS definition of non-controlling interests. Similarly, future distributions on these preferred notes will be presented as Net profit attributable to non-controlling interests in the consolidated income statement and statement of comprehensive income.

è	_ Refer to the “Statement of changes in equity” and Note 32 for more information

Non-controlling interests in subsidiaries other than UBS AG were not material to the Group.

As of 31 December 2014 and 31 December 2013, there were no significant restrictions on UBS’s ability to access or use the assets and settle the liabilities of the Group resulting from protective rights of non-controlling interests.

Consolidated structured entities

UBS consolidates a structured entity (SE) if it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns. Consolidated SEs include certain investment funds, securitization vehicles, and client investment vehicles. UBS has no individually significant subsidiaries that are SEs.

Investment fund SEs are generally consolidated when the Group’s aggregate exposure combined with its decision making rights indicate the ability to use such power in a principal capacity. Typically the Group will have decision making rights as fund manager, earning a management fee, and will provide seed capital at the inception of the fund or hold a significant percentage of the fund units. Where other investors do not have the substantive ability to remove UBS as decision maker, the Group is deemed to control the fund and consolidates.

Securitization SEs are generally consolidated when the Group holds a significant percentage of the asset backed securities issued by the SE and has the power to remove without cause the servicer of the asset portfolio.

Client investment SEs are generally consolidated when the Group has a substantive liquidation right over the SE or a decision right over the assets held by the SE and has exposure to variable returns through derivatives traded with the SE or holding notes issued by the SE.

In 2014 and 2013, the Group has not entered into any contractual obligation that could require the Group to provide financial support to a consolidated SEs. In addition, the Group did not provide support, financial or otherwise, to a consolidated SE when the Group was not contractually obligated to do so, nor has the Group an intention to do so in the future. Further, the Group did not provide support, financial or otherwise, to a previously unconsolidated SE which resulted in the Group controlling the SE during the reporting period.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Pillar 3 | b) Interests in associates and joint ventures

As of 31 December 2014 and 2013, no associate or joint venture was individually material to the Group. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS Group AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of the Group. ▲

Pillar 3 | Investments in associates and joint ventures

CHF million	31.12.14	31.12.13
Carrying amount at the beginning of the year	842	858

Additions	1	0

Disposals	(2)	(2)

Share of comprehensive income	103	59

of which: share of net profit[1]	94	49

of which: share of other comprehensive income[2]	9	10

Dividends received	(54)	(69)

Foreign currency translation	38	(4)

Carrying amount at the end of the year	927	842

of which: associates	900	815

of which: UBS Securities Co. Limited, Beijing[3]	404	369

of which: SIX Group AG, Zurich[4]	406	367

of which: other associates	90	78

of which: joint ventures	27	27

  1  For 2014, consists of CHF 83 million from associates and CHF 11 million from joint ventures. For 2013, consists of CHF 37 million from associates and CHF 12 million from joint ventures.   2  For 2014, consists of CHF 8 million from associates and CHF 0.1 million from joint ventures. For 2013, consists of CHF 9 million from associates and CHF 1 million from joint ventures.  3  UBS AG’s equity interest amounts to 20.0%.   4  UBS AG’s equity interest amounts to 17.3%. UBS AG is represented on the Board of Directors. ▲

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Pillar 3 | c) Interests in unconsolidated structured entities

During 2014, the Group sponsored the creation of various SEs and interacted with a number of non-sponsored SEs, including securitization vehicles, client vehicles as well as certain investment funds, which UBS did not consolidate as of 31 December 2014 because it did not control these entities.

è	Refer to Note 1a item 3 for more information on the nature, purpose, activities and financing structure of these entities

The table below presents the Group’s interests in and maximum exposure to loss from unconsolidated SEs as of 31 December 2014. In addition, the total assets held by the SE in which UBS had an interest as of 31 December 2014 are provided, except for investment funds sponsored by third parties, for which the carrying value of UBS’s interest as of 31 December 2014 has been disclosed. ▲

Interests in unconsolidated structured entities

	31.12.14
CHF million, except where indicated	Securitization vehicles		Client vehicles		Investment funds		Total	Maximum exposure to loss[1]
Trading portfolio assets	1,955		676		8,079		10,711	10,711

Positive replacement values	26		83		2		111	111

Financial assets designated at fair value			115	[2]	102		217	2,422

Loans	466		40		206		712	712

Financial investments available-for-sale			4,029		94		4,123	4,123

Other assets			52	[2]			52	1,248

Total assets	2,447	[3]	4,996		8,482		15,925

Negative replacement values	245	[4]	27		75		347	21

Total liabilities	245	[5]	27		75		347

Assets held by the unconsolidated structured entities in which UBS had an interest (CHF billion)	355	[6]	113	[7]	304	[8]

	31.12.13
CHF million, except where indicated	Securitization vehicles		Client vehicles		Investment funds	Total	Maximum exposure to loss[1]
Trading portfolio assets	3,298		544		6,509	10,350	10,350

Positive replacement values	26		16		0	42	42

Financial assets designated at fair value			124	[2]	91	215	2,449

Loans	1,878				366	2,244	2,244

Financial investments available-for-sale			4,020		77	4,096	4,096

Other assets			53	[2]	6	58	933

Total assets	5,202	[3]	4,756		7,048	17,005

Negative replacement values	1,263	[4]			0	1,263	16

Total liabilities	1,263	[5]			0	1,263

Assets held by the unconsolidated structured entities in which UBS had an interest (CHF billion)	390	[6]	96	[7]	266[8]

  1  For purposes of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.  2  Represents the carrying value of loan commitments, both designated at fair value and held at amortized cost. The maximum exposure to loss for these instruments is equal to the notional amount.  3  As of 31 December 2014, CHF 2.2 billion of the CHF 2.4 billion, or 90%, was held in Corporate Center – Non-core and Legacy Portfolio. As of 31 December 2013, CHF 5.0 billion of the CHF 5.2 billion, or 96%, was held in Corporate Center – Non-core and Legacy Portfolio.  4  Comprised of credit default swap (CDS) liabilities and other swap liabilities. The maximum exposure to loss for CDS is equal to the sum of the negative carrying value and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.  5  Entirely held by Corporate Center – Non-core and Legacy Portfolio.   6  Represents principal amount outstanding.  7  Represents the market value of total assets.  8  Represents the net asset value of the investment funds sponsored by UBS (31 December 2014: CHF 296 billion, 31 December 2013: CHF 260 billion) and the carrying value of UBS’s interest in the investment funds not sponsored by UBS (31 December 2014: CHF 8 billion, 31 December 2013: CHF 7 billion).

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Pillar 3 | The Group retains or purchases interests in unconsolidated SEs in the form of direct investments, financing, guarantees, letters of credit, derivatives and through management contracts.

For retained interests, the Group’s maximum exposure to loss is generally equal to the carrying value of the Group’s interest in the SE, with the exception of guarantees, letters of credit and credit derivatives for which the contract’s notional amount, adjusted for losses already incurred, represents the maximum loss that the Group is exposed to. In addition, the current fair value of derivative swap instruments with a positive replacement value only, such as total return swaps, is presented as UBS’s maximum exposure to loss. Risk exposure for these swap instruments could change over time with market movements.

The maximum exposure to loss disclosed in the table on the previous page does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in the unconsolidated SE or the risk-reducing effects of collateral or other credit enhancements.

In 2014 and 2013, the Group did not provide support, financial or otherwise, to an unconsolidated SE when the Group was not contractually obligated to do so, nor has the Group an intention to do so in the future.

In 2014 and 2013, income earned from interests in unconsolidated SEs primarily resulted from mark-to-market movements recognized in net trading income as well as fee and commission income received from UBS sponsored funds.

Interests in securitization vehicles

As of 31 December 2014 and 31 December 2013, the Group retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities. In some cases the Group may be required to absorb losses from an unconsolidated SE before other parties because the Group’s interest is subordinated to others in the ownership structure. An overview of the Group’s interests in unconsolidated securitization vehicles and the relative ranking and external credit rating of those interests as of 31 December 2014 and 31 December 2013 is presented in the table on the following page. ▲

The numbers outlined in that table differ from the securitization positions presented in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations”

section of this report, primarily due to: (i) exclusion from the table on the following page of synthetic securitizations transacted with entities that are not SEs and transactions in which the Group did not have an interest because it did not absorb any risk, (ii) a different measurement basis in certain cases (e.g., IFRS carrying value within the table above compared with net exposure amount at default for Basel III Pillar 3 disclosures) and (iii) different classification of vehicles viewed as sponsored by the Group versus sponsored by third parties.

è	Refer to Note 1a items 3 and 12 for more information on when the Group is viewed as the sponsor of an SE and for the Group’s accounting policies regarding securitization vehicles established by UBS
è	Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on securitization exposures

Interests in client vehicles

As of 31 December 2014 and 31 December 2013, the Group retained interests in client vehicles sponsored by the Group and third parties that relate to financing and derivative activities and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

The Group holds interests in a number of investment funds, primarily resulting from seed investments or to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, the Group manages the assets of various pooled investment funds and receives fees which are based, in whole or part, on the net asset value of the fund and/or the performance of the fund. The specific fee structure is determined based on various market factors and considers the nature of the fund, the jurisdiction of incorporation as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align the Group’s exposure to investors, providing a variable return which is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and/or from the investors. Any amounts due are collected on a regular basis and are generally backed by the assets of the fund. The Group did not have any material exposure to loss from these interests as of 31 December 2014 or as of 31 December 2013.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Pillar 3 | Interests in unconsolidated securitization vehicles1

	31.12.14
CHF million, except where indicated	Residential mortgage- backed securities	Commercial mortgage- backed securities	Other asset- backed securities[2]	Re- securitization[3]	Total
Sponsored by UBS

Interests in senior tranches	0	59	1	389	450

of which: rated investment grade	0	59	1	381	442

of which: rated sub-investment grade					0

of which: defaulted				8	8

Interests in mezzanine tranches	1	16	0	6	22

of which rated investment grade		7		6	13

of which: rated sub-investment grade				0	0

of which: defaulted	1	1			2

of which: not rated		8			8

Interests in junior tranches					0

Total	1	75	1	395	472

of which: Trading portfolio assets	1	75	1	14	91

of which: Loans				381	381

Total assets held by the vehicles in which UBS had an interest (CHF billion)	1	14	3	2	20

Not sponsored by UBS

Interests in senior tranches	376	293	454	207	1,329

of which: rated investment grade	369	286	452	205	1,313

of which: rated sub-investment grade	6	6	2	1	15

of which: defaulted	0			0	0

of which: not rated	0		0		0

Interests in mezzanine tranches	154	143	172	62	531

of which: rated investment grade	134	105	164	54	457

of which: rated sub-investment grade	15	37	8	8	69

of which: defaulted	5	1		0	5

of which: not rated		0			0

Interests in junior tranches	68	18	1	2	89

of which: rated investment grade	56	11			67

of which: rated sub-investment grade	4	6			10

of which: defaulted	0	0	1		1

of which: not rated	8	1		2	11

Total	598	453	627	271	1,949

of which: Trading portfolio assets	598	453	588	225	1,865

of which: Loans		0	39	46	85

Total assets held by the vehicles in which UBS had an interest (CHF billion)	115	115	88	12	331

  1  This table excludes derivative transactions with securitization vehicles.  2   Includes credit card, car and student loan structures.  3   Includes collateralized debt obligations. ▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Interests in unconsolidated securitization vehicles1 (continued)

	31.12.13
CHF million, except where indicated	Residential mortgage- backed securities	Commercial mortgage- backed securities	Other asset- backed securities[2]	Re- securitization[3]	Total
Sponsored by UBS

Interests in senior tranches	24	103	96	627	849

of which: rated investment grade	23	103	90	624	839

of which: rated sub-investment grade				1	1

of which: defaulted			6	1	7

of which: not rated	1	0			1

Interests in mezzanine tranches	4	27	8	33	73

of which rated investment grade		20	8	33	61

of which: rated sub-investment grade	4	6		0	10

of which: defaulted	0	1		0	2

Interests in junior tranches	0				0

Total	28	130	104	660	922

of which: Trading portfolio assets	28	130	57	21	237

of which: Loans			47	639	686

Total assets held by the vehicles in which UBS had an interest (CHF billion)	1	26	2	4	32

Not sponsored by UBS

Interests in senior tranches	391	745	1,263	449	2,848

of which: rated investment grade	332	575	1,112	412	2,431

of which: rated sub-investment grade	57	170	148	37	412

of which: defaulted	2		3	0	5

of which: not rated	0		0		0

Interests in mezzanine tranches	218	350	369	237	1,173

of which: rated investment grade	135	212	332	211	890

of which: rated sub-investment grade	79	133	23	25	260

of which: defaulted	5	5		0	10

of which: not rated	0	0	14		14

Interests in junior tranches	88	8	134	2	234

of which: rated investment grade	57	4	133		194

of which: rated sub-investment grade	21	4	1		26

of which: defaulted	0	0	0		1

of which: not rated	11			2	13

Total	698	1,103	1,766	688	4,254

of which: Trading portfolio assets	698	1,103	763	498	3,062

of which: Loans	0	0	1,002	190	1,192

Total assets held by the vehicles in which UBS had an interest (CHF billion)	103	149	70	27	349

  1  This table excludes derivative transactions with securitization vehicles.  2   Includes credit card, car and student loan structures.  3   Includes collateralized debt obligations.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Sponsored unconsolidated structured entities in which UBS did not have an interest

For several sponsored SEs, no interest was held by the Group as of 31 December 2014 or as of 31 December 2013. However, during the respective reporting period the Group transferred assets, provided services and held instruments which did not qualify as an interest with these sponsored SEs, and accordingly earned income or incurred expenses from these entities. The table below presents the income earned and expenses incurred directly from these entities during 2014 and 2013 as well as corresponding asset information. The table does not include income earned and expenses incurred from risk management activities, including income and expenses from financial instruments that the Group may utilize to economically hedge instruments transacted with the unconsolidated SE.

Sponsored Unconsolidated Structured Entities in which UBS did not have an interest at year end1

	As of or for the year ended
	31.12.14
CHF million, except where indicated	Securitization vehicles		Client vehicles	Investment funds		Total
Net interest income	6		(51)			(44)

Net fee and commission income				54		54

Net trading income	63		(158)	10		(85)

Total income	69		(208)	64		(75)

Asset information (CHF billion)	4	[2]	1 [3]	14	[4]

	As of or for the year ended
	31.12.13
CHF million, except where indicated	Securitization vehicles		Client vehicles	Investment funds		Total
Net interest income	1		(48)	(19)		(66)

Net fee and commission income				64		64

Net trading income	(271)		(368)	113		(525)

Total income	(270)		(416)	159		(527)

Asset information (CHF billion)	2	[2]	0 [3]	13	[4]

  1  These tables exclude profit attributable to preferred noteholders of CHF 142 million for the year ended 31 December 2014 and CHF 204 million for the year ended 31 December 2013.  2   Represents the amount of assets transferred to the respective securitization vehicles. Of the total amount transferred, CHF 1 billion was transferred by UBS (31 December 2013: CHF 1 billion) and CHF 3 billion was transferred by third parties (31 December 2013: CHF 1 billion).  3  Represents total assets transferred to the respective client vehicles. Of the total amount transferred, CHF 1 billion was transferred by UBS (31 December 2013: CHF 0 billion) and CHF 1 billion was transferred by third parties (31 December 2013: CHF 0 billion).  4  Represents the total net asset value of the respective investment funds.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

During 2014 and 2013, the Group primarily earned fees and incurred net trading losses from sponsored SEs in which UBS did not hold an interest. The majority of the fee income arose from investment funds which are sponsored and administrated by the Group, but managed by third parties. As the Group does not provide any active management services, UBS was not exposed to risk from the performance of these entities and was therefore deemed not to have an interest in them.

In certain structures, the fees receivable for administrative purposes may be collected directly from the investors and have therefore not been included in the table above.

In addition, the Group incurred net trading losses from mark-to-market movements arising primarily from derivatives, such as interest rate swaps and credit derivatives, in which the Group purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because the Group does not absorb variability from the performance of the entity. The net losses reported do not reflect economic hedges or other mitigating effects from the Group’s risk management activities.

During 2014, UBS and third parties transferred assets totaling CHF 6 billion (2013: CHF 3 billion) into sponsored securitization and client vehicles created in 2014. For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds alongside market movements, resulting in a total closing net asset value of CHF 14 billion (31 December 2013: CHF 13 billion).

Note 31 Business combinations

Business combinations in 2014

In 2014, no significant business combinations were completed.

Business combinations in 2013

In 2013, UBS completed the acquisition of all voting and ownership interests in Link Investimentos, a Brazilian financial services firm that was integrated into the Investment Bank. The acquisition cost was CHF 90 million, of which CHF 55 million related to goodwill, CHF 21 million to intangible assets, primarily related to customer relationships, and CHF 14 million to other net assets. The acquisition costs included a cash payment of CHF 35 million and deferred consideration of CHF 55 million.

Financial information

Note 32 Changes in organization

Establishment of UBS Group AG as the holding company of the UBS Group

During 2014, UBS Group AG was established as the holding company of the Group. This change is intended, along with other measures already announced, to substantially improve the resolvability of the UBS Group in response to evolving too big to fail regulatory requirements.

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all the issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014, becoming the holding company of the UBS Group and the parent company of UBS AG.

As a result of the share-for-share exchange, UBS Group AG recognized equity attributable to non-controlling interests in relation to UBS AG shares held by third parties, in its consolidated balance sheet and statement of changes in equity. Subsequent to the share-for-share exchange, UBS Group AG recognized net profit and other comprehensive income attributable to non-controlling interests relating to those UBS AG shares in its consolidated income statement and statement of comprehensive income.

In prior years, UBS AG issued subordinated notes, also referred to as preferred notes, to structured entities which are not consolidated under IFRS. All but one of the preferred notes, which is presented as a liability, contain no contractual obligation to deliver cash, and, therefore, were classified as equity instruments. Prior to the share-for-share exchange, these preferred not were presented as Equity attributable to preferred noteholders on the consolidated balance sheet and statement of changes in equity of UBS AG. Distributions on these preferred notes were presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income. Following the share-for-share exchange, these preferred notes are presented as Equity attributable to non-controlling interests on the consolidated balance sheet and statement of changes in equity. In accordance with the terms of these preferred notes, the share-for-share exchange resulted in accruals for future distributions to preferred noteholders of CHF 31 million, which is presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income. Future distributions on these preferred notes will be presented as Net profit attributable to non-controlling interests in the consolidated income statement and statement of comprehensive income.

The impact of establishing UBS Group AG on total equity attributable to UBS Group AG shareholders, equity attributable to non-controlling interests and equity attributable to preferred noteholders is presented in the consolidated statement of changes in equity.

Restructuring charges

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented in this Note.

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 32 Changes in organization (continued)

Net restructuring charges by business division and Corporate Center

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Wealth Management	185	178	26

Wealth Management Americas	55	59	(1)

Retail & Corporate	64	54	3

Global Asset Management	50	43	20

Investment Bank	261	210	273

Corporate Center	61	229	51

of which: Core Functions	30	(6)	(8)

of which: Non-core and Legacy Portfolio	31	235	58

Total net restructuring charges	677	772	371

of which: personnel expenses	327	156	358

of which: general and administrative expenses	319	548	0

of which: depreciation and impairment of property and equipment	29	68	14

of which: amortization and impairment of intangible assets	2	0	0

Net restructuring charges by personnel expense category

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Salaries	145	65	64

Variable compensation – performance awards	35	(15)	115

Variable compensation – other	138	88	247

Contractors	28	3	0

Social security	4	5	(10)

Pension and other post-employment benefit plans	(29)	8	(56)

Other personnel expenses	6	3	(1)

Total net restructuring charges: personnel expenses	327	156	358

Net restructuring charges by general and administrative expense category

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Occupancy	49	35	(1)

Rent and maintenance of IT and other equipment	23	8	4

Administration	3	2	0

Travel and entertainment	11	4	0

Professional fees	148	76	1

Outsourcing of IT and other services	82	59	0

Other[1]	2	364	(5)

Total net restructuring charges: general and administrative expenses	319	548	0

  1  Mainly comprised of onerous real estate lease contracts.

Financial information

Note 33 Operating leases and finance leases

In 2014, this Note was expanded to also cover finance lease receivables. Information on lease contracts classified as operating leases where UBS is the lessee is provided in Note 33a and information on finance leases where UBS acts as a lessor is provided in Note 33b.

a) Operating lease commitments

As of 31 December 2014, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions, as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options, nor do they impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows.

CHF million	31.12.14
Expenses for operating leases to be recognized in:

2015	766

2016	719

2017	655

2018	522

2019	427

2020 and thereafter	2,080

Subtotal commitments for minimum payments under operating leases	5,170

Less: sublease rental income commitments	403

Net commitments for minimum payments under operating leases	4,767

CHF million	31.12.14	31.12.13	31.12.12
Gross operating lease expense recognized in the income statement	759	792	860

Sublease rental income	73	74	87

Net operating lease expense recognized in the income statement	686	718	773

b) Finance lease receivables

UBS leases a variety of assets to third parties under finance leases, such as commercial vehicles, production lines, medical equipment, construction equipment and aircrafts. At the end of the respective leases, assets may be sold to third parties or be leased further. Lessees may participate in any sales proceeds achieved. Leasing charges cover the cost of the assets less their residual value as well as financing costs.

The minimum receivables for non-cancellable finance leases are presented in the following table:

Lease receivables

CHF million		31.12.14
	Total minimum lease payments	Unearned finance income	Present value
2015	388	23	365
2016–2019	618	35	583
2020 and thereafter	161	8	153

Total	1,167	66	1,101

As of 31 December 2014, unguaranteed residual values of CHF 187 million had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to CHF 19 million. No contingent rents were received in 2014.

Financial information

Notes to the UBS Group AG consolidated financial statements

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

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-independent members of the BoD and GEB members, including those who stepped down during 2014, is provided in the table below.

Remuneration of key management personnel

CHF million	31.12.14		31.12.13	31.12.12
Base salaries and other cash payments	22	[1]	19	20

Incentive awards – cash[2]	8		10	0

Annual incentive award under DCCP	18		19	21

Employer’s contributions to retirement benefit plans	2		2	1

Benefits in kind, fringe benefits (at market value)	1		2	1

Equity-based compensation[3]	35		38	34

Total	86		89	76

  1   Includes role-based allowances that have been made in line with market practice in response to the EU Capital Requirements Directive of 2013 (CRD IV).  2   Includes immediate and deferred cash.  3   Expenses for shares granted is measured at grant date and allocated over the vesting period, generally for 5 years. In 2014, 2013 and 2012, equity-based compensation was entirely comprised of EOP awards.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.1 million in 2014, CHF 7.6 million in 2013 and CHF 7.6 million in 2012.

b) Equity holdings of key management personnel

	31.12.14[1]	31.12.13[1]
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members[2]	1,738,598	2,865,603

Number of shares held by members of the BoD, GEB and parties closely linked to them[3]	3,716,957	3,951,869

  1   Entirely comprised of UBS Group AG shares and options on UBS Group AG shares as of 31 December 2014. Entirely comprised of UBS AG shares and options on UBS AG shares as of 31 December 2013, which were exchanged into UBS Group AG shares and options on UBS Group AG shares during 2014.  2   Refer to Note 29 for more information.  3   Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, 95,597 shares were held by close family members of key management personnel on 31 December 2014 and 5,597 on 31 December 2013. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2014 and 31 December 2013. Refer to Note 29 for more information. As of 31 December 2014, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS Group AG’s shares.

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

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel1

CHF million	2014	2013
Balance at the beginning of the year	20	19

Additions	10	2

Reductions	(3)	(1)

Balance at the end of the year	27	20

  1   Loans are granted by UBS AG. All loans are secured loans.

d) Other related party transactions with entities controlled by key management personnel

During 2014 and 2013, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2014, these entities included Immo Heudorf AG

(Switzerland). In 2013, these entities included H21 Macro Fund Ltd (Cayman Islands), DKSH Holding Ltd. (Switzerland) and Immo Heudorf AG (Switzerland).

Other related party transactions

CHF million	2014	2013
Balance at the beginning of the year	10	11

Additions	0	0

Reductions	10	1

Balance at the end of the year[1]	0	10

  1   Comprised of loans.

Other transactions with these related parties include:

CHF million	2014	2013
Goods sold and services provided to UBS	0	0

Fees received for services provided by UBS	0	2

541

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 34 Related parties (continued)

e) Transactions with associates and joint ventures

All transactions with associates and joint ventures are conducted at arm’s length.

Loans and outstanding receivables to associates and joint ventures

CHF million	2014	2013
Carrying value at the beginning of the year	288	450

Additions	313	2

Reductions	(1)	(163)

Impairment	(51)	0

Foreign currency translation	3	0

Carrying value at the end of the year	552	288

of which: unsecured loans	539	271

includes allowances for credit losses	1	1

Other transactions with associates and joint ventures

	As of or for the year ended
CHF million	31.12.14	31.12.13
Payments to associates and joint ventures for goods and services received	169	163

Fees received for services provided to associates and joint ventures	1	2

Commitments and contingent liabilities to associates and joint ventures	2	2

è	Refer to Note 30 for an overview of investments in associates and joint ventures

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

Net new money is calculated using the direct method, under which inflows and out flows to/from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets are not counted as net new money inflows. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows; however, where such change in service level directly results from a new externally-imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact.

The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS. Net new money resulting from such transfers between business divisions was zero in 2014 and 2013.

Invested assets and net new money

	For the year ended
CHF billion	31.12.14	31.12.13
Fund assets managed by UBS	270	244

Discretionary assets	854	714

Other invested assets	1,610	1,432

Total invested assets (double counts included)	2,734	2,390

of which: double count	173	156

of which: acquisitions (divestments)	0.0	(6.6)

Net new money (double counts included)	58.9	32.3

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 36 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of foreign operations into Swiss francs.

	Spot rate		Average rate[1]
	As of		Year ended
	31.12.14	31.12.13	31.12.14	31.12.13	31.12.12
1 USD	0.99	0.89	0.92	0.92	0.93

1 EUR	1.20	1.23	1.21	1.23	1.20

1 GBP	1.55	1.48	1.51	1.45	1.49

100 JPY	0.83	0.85	0.86	0.95	1.12

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

Financial information

EDTF | Note 37 Events after the reporting period

Adjustments to 2014 results

After the issuance of the unaudited fourth quarter 2014 financial report on 10 February 2015, management adjusted the 2014 results to account for subsequent events. The net impact of these adjustments on net profit attributable to UBS Group AG shareholders was a loss of CHF 105 million, which decreased basic and diluted earnings per share by CHF 0.03. The principal change arose due to an increase in charges for provisions for litigation, regulatory and similar matters of CHF 134 million. The other adjustments made to the income statement in 2014 was an increase in the net tax benefit of CHF 22 million and a decrease in net profit attributable to non-controlling interests of CHF 7 million.

Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25%, (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 28 February 2015, the Swiss franc exchange rate was 0.95 to the US dollar, 1.07 to the euro, 1.47 to the British pound and 0.80 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

A significant portion of the equity of UBS’s foreign operations is denominated in US dollars, euros, British pounds and other foreign currencies. The appreciation of the Swiss franc would have led to an estimated decline in total equity of approximately CHF 1.2 billion or 2% when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014. This includes a reduction in recognized deferred tax assets, mainly related to the US, of approximately CHF 0.4 billion (of which CHF 0.2 billion relates to temporary differences deferred tax assets), which would be recognized in Other comprehensive income.

On a fully applied basis for Swiss systemically relevant banks (SRB) UBS would have experienced the following approximate declines in its capital balances when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014: CHF 0.5 billion or 2% in fully applied common equity tier 1 (CET1) capital and CHF 0.8 billion or 2% in fully applied total capital.

In aggregate, UBS did not experience negative revenues in its trading businesses in connection with the SNB announcement. However, the portion of its operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, UBS’s equity and capital are affected by changes in interest rates. In particular, the calculation of its net defined benefit assets and liabilities is sensitive to the assumptions applied. Specifically, the changes in applicable discount rate and interest rate related assumptions for its Swiss pension plan during January and February would have reduced UBS’s equity and fully applied Swiss SRB CET1 capital by around CHF 0.7 billion. Also, the persistently low interest rate environment would continue to have an adverse effect on UBS’s replication portfolios, and its net interest income would further decrease.

Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within UBS’s domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

Sale of real estate

In January 2015, UBS sold a real estate property in Geneva, Switzer-land for CHF 535 million, resulting in a gain on sale of CHF 377 million, which will be recognized in the income statement within Corporate Center in the first quarter of 2015. As of 31 December 2014, the property was classified on the balance sheet as property held-for-sale, which is measured at the lower of carrying value or fair value less costs to sell.

Issuance of additional tier 1 capital

In February 2015, UBS issued additional tier 1 (AT1) capital notes consisting of USD 1.25 billion high-trigger loss-absorbing notes with a coupon of 7.125%; USD 1.25 billion low-trigger loss-absorbing notes with a coupon of 7%; and EUR 1.0 billion low-trigger loss-absorbing notes with a coupon of 5.75%. All tranches include a contingent permanent write-down triggered at 5.125% (low-trigger loss-absorbing note) or at 7% (high-trigger loss-absorbing notes) phase-in CET1 ratio and at the point of non-viability as determined by FINMA. In accordance with Basel III regulations, all AT1 transactions have fully discretionary and non-cumulative coupons and a perpetual maturity with embedded call features.▲

Financial information

Notes to the UBS Group AG consolidated financial statements

Note 38 Swiss GAAP requirements

The consolidated financial statements of UBS Group AG are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires financial groups which present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). Included in this note are the significant differences in regard to recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of the FINMA governing true and fair view financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance.

1. Consolidation

Under IFRS, all entities which are controlled by the holding entity are consolidated.

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

Under Swiss GAAP, classification and measurement of financial investments available-for-sale depends on the nature of the investment. Equity instruments with no permanent holding intent and debt instruments are classified as Financial investments and measured at the lower of (amortized) cost or market value. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Investments in subsidiaries and other participations and measured at cost less impairment. Impairment losses are recorded in the income statement as Impairment of investments in subsidiaries and other participations. Reversal of impairments up to the original cost amount as well as realized gains or losses upon disposal of the investment are recorded as Extraordinary income/Extraordinary expenses in the income statement.

3. Cash flow hedges

UBS designates derivative instruments in cash flow hedge accounting relationships. Under IFRS, when hedge accounting is applied, the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When the hedged cash flows materialize, the accumulated unrecognized gain or loss is reclassified to the income statement.

Under Swiss GAAP, the effective portion of the fair value change of the derivative instrument used to hedge cash flow exposures is deferred on the balance sheet as Other assets or Other liabilities. The deferred amounts are released to the income statement when the hedged cash flows materialize.

4. Fair value option

Under IFRS, UBS applies the fair value option to certain financial assets and financial liabilities not held for trading. Instruments for which the fair value option is applied are accounted for at fair value with changes in fair value reflected in Net trading income. The fair value option is applied primarily to structured debt instruments, certain non-structured debt instruments, structured reverse repurchase and repurchase agreements and securities borrowing agreements, certain structured and non-structured loans as well as loan commitments.

Under Swiss GAAP, the fair value option can only be applied to structured products issued that consist of a debt host contract and one or more embedded derivatives that require bifurcation. Changes in fair value attributable to changes in unrealized own credit are not recognized in the income statement and the balance sheet.

Financial information

Note 38 Swiss GAAP requirements (continued)

5. Goodwill and intangible assets

Under IFRS, goodwill acquired in a business combination is not amortized but tested annually for impairment. Intangible assets acquired in a business combination with an indefinite useful life are also not amortized but tested annually for impairment.

Under Swiss GAAP, goodwill and intangible assets with indefinite useful lives are amortized over a period not exceeding five years, unless a longer useful life, which may not exceed 20 years, can be justified.

6. Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans and Swiss GAAP (FER 16) for the Swiss pension plan in UBS AG standalone financial statements. The requirements of FER 16 are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Key differences between Swiss GAAP and IAS 19 include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IAS 19 is based on the yield of high quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e., the technical interest rate) is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

For defined benefit plans, IFRS requires the full defined benefit obligation net of the plan assets to be recorded on the balance sheet, with changes resulting from remeasurements recognized directly in equity. However, for plans for which IFRS is elected, Swiss GAAP requires that changes due to remeasurements are recognized in the income statement.

Swiss GAAP require that employer contributions to the pension fund are recognized as personnel expenses in the income statement. Further, FER 16 requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit or obligation for the employer arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or the employer is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

7. Netting of replacement values

Under IFRS, replacement values are reported on a gross basis unless certain restrictive requirements are met which then allow for the replacement values, and in certain cases the related cash collateral, to be reported on a net basis. Under Swiss GAAP, replacement values and the related cash collateral are generally reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable.

8. Extraordinary income and expense

Certain items of non-recurring and non-operating income and expense are classified as extraordinary items under Swiss GAAP. This distinction is not available under IFRS.

9. Other presentational differences

Under IFRS, financial statements are comprised of an Income statement, Statement of comprehensive income, Balance sheet, Statement of changes in equity, Statement of cash flows and Notes to the financial statements. Under Swiss GAAP, no Statement of comprehensive income is required and the Statement of changes in equity is part of the Notes to the financial statements. In addition, various other presentational differences exist. ▲

547

Financial information

UBS AG consolidated financial statements

Management’s report on internal control over financial reporting

Management’s responsibility for internal control over financial reporting

The Board of Directors and management of UBS AG are responsible for establishing and maintaining adequate internal control over financial reporting. UBS AG’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS as issued by the IASB.

UBS AG’s internal control over financial reporting includes those policies and procedures that:

–	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
–

Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of UBS AG management; and

–

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of internal control over financial reporting as of 31 December 2014

UBS AG management has assessed the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2014, UBS AG’s internal control over financial reporting was effective.

The effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2014 has been audited by Ernst & Young Ltd, UBS AG’s independent registered public accounting firm, as stated in their report appearing on pages 550 to 551, which expresses an unqualified opinion on the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2014.

549

Financial information

UBS AG consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 5 March 2015

Report of independent registered public accounting firm on internal control over financial reporting

We have audited the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting on page 549.

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

550

Financial information

In our opinion, UBS AG and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UBS AG and its subsidiaries as of 31 December 2014 and 2013, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows and notes thereto for each of the three years in the period ended 31 December 2014, of UBS AG and our report dated 5 March 2015 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

551

Financial information

UBS AG consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 5 March 2015

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of UBS AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2014 and 2013, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2014 on pages 554 to 723.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used

Financial informaiton

and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG and its subsidiaries at 31 December 2014 and 2013, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2014 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated 5 March 2015 expresses an unqualified opinion on the effectiveness of UBS AG’s internal control over financial reporting.

Ernst & Young Ltd

Jonathan Bourne Licensed Audit Expert (Auditor in Charge)	Troy J. Butner Certified Public Accountant (U.S.)

Financial information

UBS AG consolidated financial statements

Audited | Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.14	31.12.13	31.12.12	31.12.13
Interest income	3	13,194	13,137	15,968	0

Interest expense	3	(6,639)	(7,351)	(9,990)	(10)

Net interest income	3	6,555	5,786	5,978	13

Credit loss (expense)/recovery	12	(78)	(50)	(118)	56

Net interest income after credit loss expense		6,477	5,736	5,860	13

Net fee and commission income	4	17,076	16,287	15,396	5

Net trading income	3	3,841	5,130	3,526	(25)

Other income	5	632	580	641	9

Total operating income		28,026	27,732	25,423	1

Personnel expenses	6	15,280	15,182	14,737	1

General and administrative expenses	7	9,377	8,380	8,653	12

Depreciation and impairment of property and equipment	16	817	816	689	0

Impairment of goodwill	17	0	0	3,030

Amortization and impairment of intangible assets	17	83	83	106	0

Total operating expenses		25,557	24,461	27,216	4

Operating profit/(loss) before tax		2,469	3,272	(1,794)	(25)

Tax expense/(benefit)	8	(1,180)	(110)	461	973

Net profit/(loss)		3,649	3,381	(2,255)	8

Net profit/(loss) attributable to preferred noteholders		142	204	220	(30)

Net profit/(loss) attributable to non-controlling interests		5	5	5	0

Net profit/(loss) attributable to UBS AG shareholders		3,502	3,172	(2,480)	10

Earnings per share (CHF)

Basic	9	0.93	0.84	(0.66)	11

Diluted	9	0.91	0.83	(0.66)	10

Financial information

Statement of comprehensive income

		For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Comprehensive income attributable to UBS AG shareholders
Net profit/(loss)	3,502	3,172	(2,480)

Other comprehensive income

Other comprehensive income that may be reclassified to the income statement

Foreign currency translation

Foreign currency translation movements, before tax	1,839	(440)	(362)

Foreign exchange amounts reclassified to the income statement from equity	2	(36)	(58)

Income tax relating to foreign currency translation movements	(7)	5	(91)

Subtotal foreign currency translation, net of tax	1,834	(471)	(511)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	335	(57)	335

Impairment charges reclassified to the income statement from equity	76	41	85

Realized gains reclassified to the income statement from equity	(244)	(265)	(433)

Realized losses reclassified to the income statement from equity	25	56	19

Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(52)	71	20

Subtotal financial investments available-for-sale, net of tax	140	(154)	26

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	2,086	(652)	1,714

Net realized (gains)/losses reclassified to the income statement from equity	(1,197)	(1,261)	(1,235)

Income tax relating to cash flow hedges	(196)	393	(95)

Subtotal cash flow hedges, net of tax	693	(1,520)	384

Total other comprehensive income that may be reclassified to the income statement, net of tax	2,667	(2,145)	(102)

Other comprehensive income that will not be reclassified to the income statement

Defined benefit plans

Gains/(losses) on defined benefit plans, before tax	(1,454)	1,178	1,023

Income tax relating to defined benefit plans	247	(239)	(413)

Subtotal defined benefit plans, net of tax	(1,208)	939	609

Property revaluation surplus

Gains on property revaluation, before tax	0	0	8

Net (gains)/losses reclassified to retained earnings	0	(6)	0

Income tax relating to gains on property revaluation	0	0	(2)

Subtotal changes in property revaluation surplus, net of tax	0	(6)	6

Total other comprehensive income that will not be reclassified to the income statement, net of tax	(1,208)	933	615

Total other comprehensive income	1,459	(1,211)	514

Total comprehensive income attributable to UBS AG shareholders	4,961	1,961	(1,966)

Table continues on the next page.

Financial information

UBS AG consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

		For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Comprehensive income attributable to preferred noteholders

Net profit/(loss)	142	204	220

Other comprehensive income

Other comprehensive income that will not be reclassified to the income statement

Foreign currency translation movements, before tax	119	355	(41)

Income tax relating to foreign currency translation movements	0	0	0

Subtotal foreign currency translation, net of tax	119	355	(41)

Total other comprehensive income that will not be reclassified to the income statement, net of tax	119	355	(41)

Total comprehensive income attributable to preferred noteholders	260	559	179

Comprehensive income attributable to non-controlling interests

Net profit/(loss)	5	5	5

Other comprehensive income

Other comprehensive income that will not be reclassified to the income statement

Foreign currency translation movements, before tax	3	(1)	15

Income tax relating to foreign currency translation movements	0	0	0

Subtotal foreign currency translation, net of tax	3	(1)	15

Total other comprehensive income that will not be reclassified to the income statement, net of tax	3	(1)	15

Total comprehensive income attributable to non-controlling interests	7	4	20

Total comprehensive income

Net profit/(loss)	3,649	3,381	(2,255)

Other comprehensive income	1,580	(857)	487

of which: other comprehensive income that may be reclassified to the income statement	2,667	(2,145)	(102)

of which: other comprehensive income that will not be reclassified to the income statement	(1,087)	1,288	589

Total comprehensive income	5,229	2,524	(1,767)

Financial information

Balance sheet

				% change from
CHF million	Note	31.12.14	31.12.13	31.12.13

Assets

Cash and balances with central banks		104,073	80,879	29

Due from banks	10	13,334	13,874	(4)

Cash collateral on securities borrowed	11	24,063	27,496	(12)

Reverse repurchase agreements	11	68,414	91,563	(25)

Trading portfolio assets	13	138,156	122,848	12

of which: assets pledged as collateral which may be sold or repledged by counterparties	25	56,018	42,449	32

Positive replacement values	14	256,978	254,084	1

Cash collateral receivables on derivative instruments	11	30,979	26,548	17

Financial assets designated at fair value	27	4,493	7,364	(39)

Loans	10	315,984	286,959	10

Financial investments available-for-sale	15	57,159	59,525	(4)

Investments in associates	30	927	842	10

Property and equipment	16	6,854	6,006	14

Goodwill and intangible assets	17	6,785	6,293	8

Deferred tax assets	8	11,060	8,845	25

Other assets	18	23,069	20,228	14

Total assets		1,062,327	1,013,355	5

Liabilities

Due to banks	19	10,492	12,862	(18)

Cash collateral on securities lent	11	9,180	9,491	(3)

Repurchase agreements	11	11,818	13,811	(14)

Trading portfolio liabilities	13	27,958	26,609	5

Negative replacement values	14	254,101	248,079	2

Cash collateral payables on derivative instruments	11	42,372	44,507	(5)

Financial liabilities designated at fair value	20	75,297	69,901	8

Due to customers	19	410,979	390,825	5

Debt issued	21	91,207	81,586	12

Provisions	22	4,366	2,971	47

Other liabilities	8, 23	70,392	62,777	12

Total liabilities		1,008,162	963,419	5

Equity

Share capital		384	384	0

Share premium		32,057	33,952	(6)

Treasury shares		(37)	(1,031)	(96)

Equity classified as obligation to purchase own shares		0	(46)	(100)

Retained earnings		22,902	20,608	11

Other comprehensive income recognized directly in equity, net of tax		(3,199)	(5,866)	(45)

Equity attributable to UBS AG shareholders		52,108	48,002	9

Equity attributable to preferred noteholders		2,013	1,893	6

Equity attributable to non-controlling interests		45	41	10

Total equity		54,165	49,936	8

Total liabilities and equity		1,062,327	1,013,355	5

Financial information

UBS AG consolidated financial statements

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance as of 1 January 2012	383	34,614	(1,160)	(39)

Issuance of share capital	0

Acquisition of treasury shares			(1,398)

Disposition of treasury shares			1,486

Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(9)

Premium on shares issued and warrants exercised		4

Employee share and share option plans		126

Tax (expense)/benefit recognized in share premium		(457)

Dividends		(379)[2]

Equity classified as obligation to purchase own shares – movements				2

Preferred notes

New consolidations and other increases/(decreases)		(1)

Deconsolidations and other decreases

Total comprehensive income for the year

of which: Net profit/(loss)

of which: Other comprehensive income that may be reclassified to the income statement, net of tax of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation

Balance as of 31 December 2012	384	33,898	(1,071)	(37)

Issuance of share capital	1

Acquisition of treasury shares			(846)

Disposition of treasury shares			887

Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		203

Premium on shares issued and warrants exercised		30

Employee share and share option plans		305

Tax (expense)/benefit recognized in share premium		91

Dividends		(564)[2]

Equity classified as obligation to purchase own shares – movements				(9)

Preferred notes

New consolidations and other increases/(decreases)

Deconsolidations and other decreases		(11)

Total comprehensive income for the year

of which: Net profit/(loss)

of which: Other comprehensive income that may be reclassified to the income statement, net of tax of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation

Balance as of 31 December 2013	384	33,952	(1,031)	(46)

1  Excludes defined benefit plans that are recorded directly in retained earnings.  2  Reflects the payment of CHF 0.25 (2013: CHF 0.15, 2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (standalone).

Financial information

Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]	of which: Foreign currency translation	of which: Financial investments avail- able-for-sale	of which: Cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
18,361	(3,620)	(6,443)	223	2,600	48,540	3,150	46	51,737

					0			0

					(1,398)			(1,398)

					1,486			1,486

					(9)			(9)

					4			4

					126			126

					(457)			(457)

					(379)	(220)	(6)	(605)

					2			2

					0			0

					(1)		(10)	(11)

					0		(9)	(9)

(1,871)	(96)	(511)	26	384	(1,966)	179	20	(1,767)

(2,480)					(2,480)	220	5	(2,255)

	(102)	(511)	26	384	(102)			(102)

609					609			609

					0	(41)	15	(26)

16,491	(3,715)	(6,954)	249	2,983	45,949	3,109	42	49,100

					1			1

					(846)			(846)

					887			887

					203			203

					30			30

					305			305

					91			91

					(564)	(204)	(6)	(773)

					(9)			(9)

					0	(1,572)		(1,572)

6					6			6

					(11)	0		(11)

4,111	(2,151)	(471)	(154)	(1,520)	1,961	559	4	2,524

3,172					3,172	204	5	3,381

	(2,145)	(471)	(154)	(1,520)	(2,145)			(2,145)

939					939			939

					0	355	(1)	355

20,608	(5,866)	(7,425)	95	1,463	48,002	1,893	41	49,936

Financial information

UBS AG consolidated financial statements

Statement of changes in equity (continued)

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance as of 31 December 2013	384	33,952	(1,031)	(46)

Issuance of share capital	0

Acquisition of treasury shares			(953)

Disposition of treasury shares			1,946 [2]

Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24

Premium on shares issued and warrants exercised		802

Employee share and share option plans		(1,785)[3]

Tax (expense)/benefit recognized in share premium		3

Dividends		(938)[4]

Equity classified as obligation to purchase own shares – movements				46

Preferred notes

New consolidations and other increases/(decreases)

Deconsolidations and other decreases

Total comprehensive income for the year

of which: Net profit/(loss)

of which: Other comprehensive income that may be reclassified to the income statement, net of tax of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation

Balance as of 31 December 2014	384	32,057	(37)	0

1  Excludes defined benefit plans that are recorded directly in retained earnings.  2  Includes CHF 1,454 million related to the exchange of UBS AG treasury shares for UBS Group AG treasury shares.  3  Includes CHF (2,365) million related to the transfer of deferred compensation plans from UBS AG to UBS Group AG. Refer to Note 29 for more information.  4  Reflects the payment of CHF 0.25 (2013: CHF 0.15, 2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (standalone).

Financial information

Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]	of which: Foreign currency translation	of which: Financial investments avail- able-for-sale	of which: Cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non-controlling interests	Total equity
20,608	(5,866)	(7,425)	95	1,463	48,002	1,893	41	49,936

					0			0

					(953)			(953)

					1,946			1,946

					24			24

					802			802

					(1,785)			(1,785)

					3			3

					(938)	(142)	(4)	(1,084)

					46			46

					0	1		1

					0		1	1

					0			0

2,294	2,667	1,834	140	693	4,961	260	7	5,229

3,502					3,502	142	5	3,649

	2,667	1,834	140	693	2,667			2,667

(1,208)					(1,208)			(1,208)

					0	119	3	121

22,902	(3,199)	(5,591)	236	2,156	52,108	2,013	45	54,165

Financial information

UBS AG consolidated financial statements

UBS AG shares issued and treasury shares held

	For the year ended			% change from
Number of shares	31.12.14	31.12.13	31.12.12	31.12.13

Shares issued

Balance at the beginning of the year	3,842,002,069	3,835,250,233	3,832,121,899	0

Issuance of shares	2,558,844	6,751,836	3,128,334	(62)

Balance at the end of the year	3,844,560,913	3,842,002,069	3,835,250,233	0

Treasury shares

Balance at the beginning of the year	73,800,252	87,879,601	84,955,551	(16)

Acquisitions	51,317,486	55,346,016	114,292,481	(7)

Dispositions[1]	(123,002,483)	(69,425,365)	(111,368,431)	77

Balance at the end of the year	2,115,255	73,800,252	87,879,601	(97)

1  The 123 million treasury shares disposed of during 2014 included 91 million shares related to the exchange of UBS AG shares for shares of UBS Group AG. The remainder mainly related to the delivery of shares under employee share-based compensation plans. Refer to Note 32 for more information.

Conditional share capital

As of 31 December 2014, 136,200,312 additional UBS AG shares could have been issued to fund UBS AG’s employee share option programs

Additional conditional capital up to a maximum number of 380,000,000 shares was available as of 31 December 2014 for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments.

In 2013, the conditional capital of up to 100,000,000 shares, which was available in connection with an arrangement with the Swiss National Bank (SNB), was removed. The SNB provided a loan to the SNB StabFund, to which UBS AG transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS AG granted warrants on shares to the SNB, which would have become exercisable if the SNB had incurred a loss on the loan. In 2013, the loan was repaid in full, the warrants were terminated and the respective conditional capital was removed.

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Cash flow from/(used in) operating activities

Net profit/(loss)	3,649	3,381	(2,255)

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation and impairment of property and equipment	817	816	689

Impairment of goodwill	0	0	3,030

Amortization and impairment of intangible assets	83	83	106

Credit loss expense/(recovery)	78	50	118

Share of net profits of associates	(94)	(49)	(88)

Deferred tax expense/(benefit)	(1,635)	(545)	294

Net loss/(gain) from investing activities	(227)	(522)	(486)

Net loss/(gain) from financing activities	2,135	3,988	3,717

Other net adjustments	(6,899)	5,148	6,088

Net (increase)/decrease in operating assets and liabilities:

Due from/to banks	(1,235)	(7,551)	(7,686)

Cash collateral on securities borrowed and reverse repurchase agreements	32,262	43,754	102,436

Cash collateral on securities lent and repurchase agreements	(3,698)	(23,659)	(66,407)

Trading portfolio, replacement values and financial assets designated at fair value	(2,879)	43,944	9,369

Cash collateral on derivative instruments	(6,458)	(25,649)	4,399

Loans/due to customers	(11,624)	12,087	15,869

Other assets, provisions and other liabilities	4,751	(3,935)	(1,771)

Income taxes paid, net of refunds	(600)	(382)	(261)

Net cash flow from/(used in) operating activities	8,426	50,959	67,160

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(18)	(49)	(11)

Disposal of subsidiaries, associates and intangible assets[1]	70	136	41

Purchase of property and equipment	(1,915)	(1,236)	(1,118)

Disposal of property and equipment	350	639	202

Net (investment in)/divestment of financial investments available-for-sale[2]	4,108	5,966	(13,994)

Net cash flow from/(used in) investing activities	2,596	5,457	(14,879)

1  Includes dividends received from associates.  2  Includes gross cash inflows from sales and maturities (CHF 140,438 million for the year ended 31 December 2014, CHF 153,887 million for the year ended 31 December 2013) and gross cash outflows from purchases of (CHF 136,330 million for the year ended 31 December 2014, CHF 147,921 million for the year ended 31 December 2013).

Table continues on the next page.

Financial information

UBS AG consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(2,921)	(4,290)	(37,967)

Net movements in treasury shares and own equity derivative activity	(719)	(341)	(1,159)

Capital issuance	0	1	0

Distributions paid on UBS AG shares	(938)	(564)	(379)

Issuance of long-term debt, including financial liabilities designated at fair value	40,982	28,014	55,890

Repayment of long-term debt, including financial liabilities designated at fair value	(34,210)	(68,954)	(54,259)

Dividends paid and repayments of preferred notes	(110)	(1,415)	(221)

Net changes of non-controlling interests	(3)	(6)	(16)

Net cash flow from/(used in) financing activities	2,081	(47,555)	(38,110)

Effects of exchange rate differences on cash and cash equivalents	8,611	(2,702)	(673)

Net increase/(decrease) in cash and cash equivalents	21,714	6,158	13,500

Cash and cash equivalents at the beginning of the year	105,266	99,108	85,609

Cash and cash equivalents at the end of the year	126,980	105,266 [1]	99,108

Cash and cash equivalents comprise:

Cash and balances with central banks	104,073	80,879	66,383

Due from banks[2]	22,037	20,099	28,344

Money market paper[3]	869	4,288	4,381

Total[4]	126,980	105,266	99,108

Additional information

Net cash flow from/(used in) operating activities include:

Cash received as interest	11,321	12,148	14,551

Cash paid as interest	5,360	7,176	9,166

Cash received as dividends on equity investments, investment funds and associates[5]	1,961	1,421	1,430

1  Cash and cash equivalents as of 31 December 2013 were restated from CHF 108,632 million to CHF 105,266 million related to the removal of exchange-traded derivative client cash balances from the balance sheet. Refer to Note 1b for more information.  2  Includes positions recognized in the balance sheet under Due from banks (31 December 2014: CHF 11,772 million, 31 December 2013: CHF 11,117 million, 31 December 2012: CHF 15,951 million) and Cash collateral receivables on derivative instruments with bank counterparties (31 December 2014: CHF 10,265 million, 31 December 2013: CHF 8,982 million, 31 December 2012: CHF 12,393 million, refer to Note 10).  3  Money market paper is included in the balance sheet under Trading portfolio assets (31 December 2014: CHF 835 million, 31 December 2013: CHF 1,716 million, 31 December 2012: CHF 2,192 million) and Financial investments available-for-sale (31 December 2014: CHF 34 million, 31 December 2013: CHF 2,571 million, 31 December 2012: CHF 2,190 million).  4  CHF 4,593 million, CHF 4,966 million and CHF 10,109 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to Note 25 for more information.  5  Includes dividends received from associates (2014: CHF 54 million, 2013: CHF 69 million, 2012: CHF 37 million) reported within cash flow from/(used in) investing activities.

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS AG”) are described in this note. These policies have been applied consistently in all years presented unless otherwise stated.

1) Basis of accounting

UBS AG provides a broad range of financial services including: advisory services, underwriting, financing, market-making, asset management and brokerage on a global level, and retail banking in Switzerland. UBS AG was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. During 2014, UBS Group AG was established as the holding company of the Group and the parent company of UBS AG.

è	Refer to Note 32 for more information on the establishment of UBS Group AG

The Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 5 March 2015, the Financial Statements were authorized for issue by the Board of Directors. The Financial Statements are prepared using uniform accounting policies for similar transactions and other events. Intercompany transactions and balances have been eliminated.

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

2) Use of estimates

Preparation of these Financial Statements under IFRS requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur.

The following notes to the Financial Statements contain information about those areas of estimation uncertainty considered to require critical judgment and have the most significant effect on the amounts recognized in the Financial Statements: Note 8 Income taxes, Note 12 Allowances and provisions for credit losses, Note 17 Goodwill and intangible assets, Note 22 Provisions and contingent liabilities, Note 24 Fair value measurement, Note 28 Pension and other post-employment benefit plans, Note 29 Equity participation and other compensation plans and Note 30 Interests in subsidiaries and other entities.

3) Subsidiaries and structured entities

The Financial Statements comprise those of UBS AG and its subsidiaries, including controlled structured entities (SEs), presented as a single economic entity. Equity attributable to non-controlling interests is presented on the consolidated balance sheet within Equity, separately from Equity attributable to UBS AG shareholders.

UBS AG controls an entity when it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns.

Where an entity is governed by voting rights, control is generally indicated by a direct shareholding of more than one-half of the voting rights.

    In other cases, the assessment of control is more complex and requires greater use of judgment. Where UBS AG has an interest in an entity that absorbs variability, UBS AG considers whether it has power over the entity that allows it to affect the variability of its returns. Consideration is given to all facts and circumstances to determine whether UBS AG has power over another entity, that is, the current ability to direct the relevant activities of an entity when decisions about those activities need to be made. Factors such as the purpose and design of the entity, rights held through contractual arrangements such as call rights, put rights or liquidation rights, as well as potential decision-making rights are all considered in this assessment. Where UBS AG has power over the relevant activities, a further assessment is made to determine whether, through that power, it has the ability to affect its own returns – that is, assessing whether power is held in a principal or agent capacity. Consideration is given to (i) the scope of decision-making authority, (ii) rights held by other parties, including removal or other participating rights and (iii) exposure to variability, including remuneration, relative to total variability of the entity as well as whether that exposure is different from other investors. If, after review of these factors, UBS AG concludes that it can exercise its power to affect its own returns, the entity is consolidated.

Subsidiaries, including SEs, are consolidated from the date control is obtained and are deconsolidated from the date control ceases. Control, or the lack thereof, is reassessed if facts and

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

circumstances indicate that there is a change to one or more of the elements needed to establish that control is present.

è	Refer to Note 30 for more information on subsidiaries and structured entities

Structured entities (SEs)

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate only to administrative tasks and the relevant activities are directed by means of contractual arrangements. Such entities generally have a narrow and well-defined objective and include those historically referred to as special purpose entities (SPEs) and some investment funds. UBS AG assesses whether an entity is an SE by considering the nature of the activities of the entity as well as the substance of voting or similar rights afforded to other parties, including investors and independent boards or directors. UBS AG considers rights such as the ability to liquidate the entity or remove the decision maker to be similar to voting rights when the holder has the substantive ability to exercise such rights without cause. In the absence of such rights or in cases where the existence of such rights cannot be fully established, the entity is considered to be an SE.

UBS AG sponsors the formation of SEs and interacts with non-sponsored SEs for a variety of reasons including allowing clients to obtain or be exposed to particular risk profiles, to provide funding or to sell or purchase credit risk. Many SEs are established as bankruptcy remote, meaning that only the assets in the SE are available for the benefit of the SE’s investors and such investors have no other recourse to UBS AG. UBS AG is deemed to be the sponsor of an SE when it is involved in its creation, establishment and promotion and facilitates its ongoing success through the transfer of assets or the provision of explicit or implicit financial, operational or other support. Where UBS AG acts purely as an advisor, administrator or placement agent for an SE created by a third-party entity, it is not considered to be sponsored by UBS AG.

Each individual entity is assessed for consolidation in line with the consolidation principles described above, considering the nature and scope of UBS AG’s involvement. As the nature and extent of UBS AG’s involvement is unique to each entity, there is no uniform consolidation outcome by entity – certain entities within a class are consolidated and others are not. When UBS AG does not consolidate an SE but has an interest in an SE or has sponsored an SE, additional disclosures are provided in Note 30 on the nature of these interests and sponsorship activities. The classes of SEs UBS AG is involved with include the following:

–

Securitization structured entities are established to issue securities to investors that are backed by assets held by the SE and whereby (i) significant credit risk associated with the securitized exposures has been transferred to third parties and (ii) there is more than one risk position or tranche issued by the securitization vehicle in line with the Basel III securitization definition. All securitization entities are classified as SEs.

–

Client investment structured entities are established predominantly for clients to invest in specific assets or risk exposures through purchasing notes issued by the SE, predominantly on a fixed-term basis. The SE may source assets via a transfer from UBS AG or through an external market transaction. In some cases, UBS AG may enter into derivatives with the SE to either align the cash flows of the entity with the investor’s intended investment objective or to introduce other desired risk exposures. In certain cases, UBS AG may have interests in a thirdparty sponsored SE to hedge specific risks or participate in asset-backed financing.

–

Investment fund structured entities have a collective investment objective, are managed by an investment manager and are either passively managed, such that any decision-making does not have a substantive effect on variability, or are actively managed and investors or their governing bodies do not have substantive voting or similar rights. UBS AG creates and sponsors a large number of funds in which it may have an interest through the receipt of variable management fees and/or a direct investment. In addition, UBS AG has interests in a number of funds created and sponsored by third parties, including exchange-traded funds and hedge funds, to hedge issued structured products.

Business combinations

Business combinations are accounted for using the acquisition method. As of the acquisition date, UBS AG recognizes the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. For each business combination, UBS AG measures the non-controlling interests in the acquiree (present ownership interests providing entitlement to a proportionate share of the net assets of the acquiree in the event of liquidation) either at fair value or at their proportionate share of the acquiree’s identifiable net assets.

The cost of an acquisition is the aggregate of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity instruments issued, measured at acquisition-date fair values. Acquisition-related costs are expensed as incurred. Any contingent consideration that may be transferred by UBS AG is recognized at fair value at the acquisition date. If the contingent consideration is classified as an asset or liability, subsequent changes in the fair value of the contingent consideration are recognized in the income statement. If the contingent consideration is classified as equity, it is not remeasured and its subsequent settlement is accounted for within Equity.

    Any excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed is considered goodwill and is recognized as a separate asset on the balance sheet, initially measured at cost. If the fair value of the net assets of the subsidiary acquired exceeds the aggregate of the consideration transferred and the amount recognized for non-

566

Financial information

Note 1 Summary of significant accounting policies (continued)

controlling interests, the difference is recognized in the income statement on the acquisition date.

è	Refer to Note 31 for more information

4) Associates and joint ventures

Investments in entities in which UBS AG has significant influence, but not control, over the financial and operating policies of the entity are classified as investments in associates and accounted for under the equity method of accounting. Normally, significant influence is indicated when UBS AG owns between 20% and 50% of a company’s voting rights. Investments in associates are initially recognized at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize the UBS AG share of the investee’s net profit or loss (including net profit or loss recognized directly in equity). Interests in joint ventures are also accounted for under the equity method of accounting. A joint venture is subject to a contractual agreement between UBS AG and one or more third parties, which establishes joint control over the relevant activities and provides rights to the net assets of the entity. Interests in joint ventures are classified as Investments in associates.

If the reporting date of an associate or joint venture is different than UBS AG’s reporting date, the most recently available financial statements of the associate or joint venture are used to apply the equity method. Adjustments are made for effects of significant transactions or events that may occur between that date and the UBS AG reporting date.

Investments in associates and interests in joint ventures are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Refer to item 29 for more information.

è	Refer to Note 30 for more information on associates and joint ventures

5) Recognition and derecognition of financial instruments

UBS AG recognizes financial instruments on its balance sheet when UBS AG becomes a party to the contractual provisions of the instruments. UBS AG also acts in a trustee or other fiduciary capacity, which results in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless the recognition criteria are satisfied, these assets and the related income are excluded from UBS AG’s Financial Statements, as they are not assets of UBS AG.

Financial assets

UBS AG enters into certain transactions where it transfers financial assets recognized on its balance sheet but retains either all or a portion of the risks and rewards of the transferred financial assets. If all or substantially all of the risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transactions where transfers of financial assets result in UBS AG retaining all or substantially all risks and rewards include securities lending and repurchase transactions described under items 13 and 14. They also include transactions where financial assets are sold to a third party together with a total return swap that results in UBS AG retaining all or substantially all risks and rewards of the transferred assets. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all of the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS AG derecognizes the financial asset if control over the asset is surrendered. The rights and obligations retained following the transfer are recognized separately as assets and liabilities, respectively. In transfers where control over the financial asset is retained, UBS AG continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset following the transfer. Examples of such transactions include written put options, acquired call options, or other instruments linked to the performance of the transferred asset.

For the purposes of the UBS AG’s disclosures of transferred financial assets, a financial asset is typically considered to have been transferred when UBS AG a) transfers the contractual rights to receive the cash flows of the financial asset or b) retains the contractual rights to receive the cash flows of that asset, but assumes a contractual obligation to pay the cash flows to one or more entities.

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

è	Refer to Note 25b and 25c for more information on transferred financial assets

Financial liabilities

UBS AG derecognizes a financial liability from its balance sheet when it is extinguished, such as when the obligation specified in the contract is discharged, cancelled or has expired. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability with any difference in the respective carrying amounts being recognized in the income statement.

6) Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

è	Refer to Note 24 for more information

567

Financial information

Notes to the UBS AG consolidated financial statements

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

The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments that are considered derivatives in their entirety generally are presented on the balance sheet as Positive replacement values or Negative replacement values. Refer to item 15 for more information. The trading portfolio includes recognized assets and liabilities relating to proprietary, hedging and client-related business.

Trading portfolio assets include debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans), equity instruments, assets held under unit-linked contracts and precious metals and other commodities owned by UBS AG (long positions). Trading portfolio liabilities include obligations to deliver financial instruments such as debt and equity instruments which UBS AG has sold to third parties but does not own (short positions).

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

UBS AG uses settlement date accounting when recognizing assets and liabilities in the trading portfolio. From the date a purchase transaction is entered into (trade date) until settlement date, UBS AG recognizes any unrealized profits and losses arising from remeasuring the transaction to fair value in Net trading income. The corresponding receivable or payable is presented on the balance sheet as a Positive replacement value or Negative replacement value, respectively. On settlement date, the resulting financial asset is recognized on the balance sheet at the fair value of the consideration given or received, plus or minus the change in fair value of the contract since the trade date. From the trade date of a sales transaction, unrealized profits and losses are no longer recognized and, on settlement date, the asset is derecognized.

    Trading portfolio assets transferred to external parties that do not qualify for derecognition (refer to item 5 for more information) and where the transferee has obtained the right to sell or repledge the assets continue to be classified on the UBS AG balance sheet as Trading portfolio assets but are identified as Assets pledged as collateral which may be sold or repledged by counterparties. Such assets continue to be measured at fair value.

è	Refer to Note 13 and 24 for more information on trading portfolio assets and liabilities

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

UBS AG has used the fair value option to designate most of its issued hybrid debt instruments as financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and/or are managed on a fair value basis. Such hybrid debt instruments predominantly include the following:

–	Equity-linked bonds or notes: linked to a single stock, a basket of stocks or an equity index;
–	Credit-linked bonds or notes: linked to the performance (coupon and/or redemption amount) of single names (such as a company or a country) or a basket of reference entities and
–	Rates-linked bonds or notes: linked to a reference interest rate, interest rate spread or formula.

The fair value option is applied to certain loans and loan commitments, otherwise accounted for at amortized cost, which are hedged predominantly with credit derivatives. The application of the fair value option to the loans and loan commitments reduces an accounting mismatch, as the credit derivatives are accounted for as derivative instruments at fair value through profit or loss. Similarly, UBS AG has applied the fair value option to certain structured loans and reverse repurchase and securities borrowing agreements which are part of portfolios managed on a fair value basis.

The fair value option is applied to assets held to hedge deferred cash-settled employee compensation awards, in order to reduce an accounting mismatch that would otherwise arise due to the liability being measured on a fair value basis.

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

UBS AG applies the same recognition and derecognition principles to financial instruments designated at fair value as to financial

Financial information

Note 1 Summary of significant accounting policies (continued)

instruments in the trading portfolio. Refer to items 5 and 7 for more information.

è	Refer to Notes 3, 20, 24e and 27d for more information on financial assets and liabilities designated at fair value

9) Financial investments available-for-sale

Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis.

Financial investments available-for-sale include debt securities held as part of the multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short-term, managed centrally by Group Treasury, strategic equity investments, certain investments in real estate funds, certain equity instruments including private equity investments, and debt instruments and non-performing loans acquired in the secondary market.

Financial investments available-for-sale are recognized initially at fair value less transaction costs and are measured subsequently at fair value. Unrealized gains and losses are reported in Other comprehensive income within Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. Unrealized gains before tax are presented separately from unrealized losses before tax in Note 15.

For monetary instruments (such as debt securities), foreign exchange translation gains and losses determined by reference to the instrument’s amortized cost basis are recognized in Net trading income. Foreign exchange translation gains and losses related to other changes in fair value are recognized in Other comprehensive income within Equity. Foreign exchange translation gains and losses associated with non-monetary instruments (such as equity securities) are part of the overall fair value change of the instruments and are recognized in Other comprehensive income within Equity.

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

    At each balance sheet date, UBS AG assesses whether indicators of impairment are present for an available-for-sale investment. An available-for-sale investment is impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the investment, the estimated future cash flows from the investment have decreased. A significant or prolonged decline in the fair value of an available-for-sale equity instrument below its original cost is considered objective evidence of an impairment. In the event of a significant decline in fair value below its original cost (20%) or a prolonged decline (six months), an impairment is recorded unless facts and circumstances clearly indicate that this information, on its own, is not evidence of an impairment.

For debt investments, objective evidence of impairment includes significant financial difficulty for the issuer or counterparty, default or delinquency in interest or principal payments, or it becoming probable that the borrower will enter bankruptcy or financial reorganization. If a financial investment available-for-sale is determined to be impaired, the related cumulative net unrealized loss previously recognized in Other comprehensive income within Equity is reclassified to the income statement within Other income. For equity instruments, any further loss is recognized directly in the income statement, whereas for debt instruments, any further loss is recognized in the income statement only if there is additional objective evidence of impairment. After the recognition of an impairment on a financial investment available-for-sale, increases in the fair value of equity instruments are reported in Other comprehensive income within Equity and increases in the fair value of debt instruments up to amortized cost in original currency are recognized in Other income, provided that the fair value increase is related to an event occurring after the impairment loss was recorded.

UBS AG applies the same recognition and derecognition principles to financial assets available-for-sale as to financial instruments in the trading portfolio (refer to items 5 and 7 for more information), except that unrealized gains and losses between trade date and settlement date are recognized in Other comprehensive income within Equity rather than in the income statement.

è	Refer to Note 15 and 24 for more information on financial investments available-for-sale

10) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not classified as held-for-trading, not designated as at fair value through profit and loss or available-for-sale, and are not assets for which UBS AG may not recover substantially all of its initial net investment, other than because of a credit deterioration. Financial assets classified as loans and receivables include:

–	originated loans where funding is provided directly to the borrower;
–	participation in a loan from another lender and purchased loans;
–	securities which were classified as loans and receivables at acquisition date, such as auction rate securities in the Legacy Portfolio;
–	securities previously in the trading portfolio and reclassified to loans and receivables (refer to Note 27c for more information).

569

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Loans and receivables are recognized when UBS AG becomes a party to the contractual provisions of the instrument, which is when funding is advanced to borrowers. They are recorded initially at fair value, based on the amount provided to originate or purchase the loan or receivable, together with any transaction costs directly attributable to the acquisition. Subsequently, they are measured at amortized cost using the EIR method, less allowances for credit losses. Refer to item 11 for information on allowances for credit losses and to Note 27a for an overview of the financial assets classified as loans and receivables.

Interest on loans and receivables is included in Interest earned on loans and advances and is recognized on an accrual basis. Up-front fees and direct costs relating to loan origination, refinancing or restructuring as well as to loan commitments are generally deferred and amortized to Interest earned on loans and advances over the life of the loan using the EIR method. For loan commitments that are not expected to result in a loan being advanced, the fees are recognized in Net fee and commission income over the commitment period. For loan syndication fees where UBS AG does not retain a portion of the syndicated loan, or where UBS AG does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, fees are credited to Net fee and commission income when the services have been provided.

Presentation of receivables from central banks

Deposits with central banks which are available on demand are presented on the balance sheet as Cash and balances with central banks. All longer-dated receivables with central banks are presented under Due from banks.

Financial assets reclassified to loans and receivables

When a financial asset is reclassified from held for trading to loans and receivables, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis going forward. In 2008 and 2009, UBS AG determined that certain financial assets classified as held for trading were no longer held for the purpose of selling or repurchasing in the near term and that UBS AG had the intention and ability to hold these assets for the foreseeable future, considered to be a period of approximately twelve months from the reclassification. Therefore, these assets were reclassified from held-for-trading to loans and receivables.

è	Refer to Note 27c for more information

Renegotiated loans

A renegotiated or restructured loan is a loan for which the terms have been modified or for which additional collateral has been requested that was not contemplated in the original contract.

Typical key features of terms and conditions granted through renegotiation to avoid default include special interest rates, postponement of interest or amortization payments, modification of the schedule of repayments or amendment of loan maturity. There is no change in the EIR following a renegotiation.

If a loan is renegotiated with preferential conditions (i.e., new/modified terms and conditions are agreed which do not meet the normal market criteria for the quality of the obligor and the type of loan), the position is still classified as non-performing and is rated as being in counterparty default. It will remain so until the loan is collected or written off and will be assessed for impairment on an individual basis.

If a loan is renegotiated on a non-preferential basis (e.g., additional collateral is provided by the client, or new terms and conditions are agreed which meet the normal market criteria, for the quality of the obligor and the type of loan), the loan will be re-rated using UBS AG’s regular rating scale. In these circumstances, the loan is removed from impaired status and therefore included in the collective assessment of loan loss allowances, unless an indication of impairment exists, in which case the loan is assessed for impairment on an individual basis. For the purposes of measuring credit losses within the collective loan loss assessment, these loans are not segregated from other loans which have not been renegotiated. Management regularly reviews all loans to ensure that all criteria according to the loan agreement continue to be met and that future payments are likely to occur.

A restructuring of a loan could lead to a fundamental change in the terms and conditions of a loan, resulting in the original loan being derecognized and a new loan being recognized.

If a loan is derecognized in these circumstances, the new loan is measured at fair value at initial recognition. Any allowance taken to date against the original loan is eliminated and is not attributed to the new loan. Consequently, the new loan is assessed for impairment on an individual basis. If the loan is not impaired, the loan is included within the general collective loan assessment for the purpose of measuring credit losses.

11) Allowances and provisions for credit losses

An allowance or provision for credit losses is established if there is objective evidence that UBS AG will be unable to collect all amounts due (or the equivalent thereof) on a claim based on the original contractual terms due to credit deterioration of the issuer or counterparty. A claim means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, or another similar instrument. Objective evidence of impairment includes significant financial difficulty for the issuer or counterparty, default or delinquency in interest or principal payments, or it becoming probable that the borrower will enter bankruptcy or financial reorganization.

An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet. For an

Financial information

Note 1 Summary of significant accounting policies (continued)

off-balance-sheet item, such as a commitment, a provision for credit loss is reported in Provisions. Changes to allowances and provisions for credit losses are recognized as Credit loss expense/recovery.

Allowances and provisions for credit losses are evaluated at both a counterparty-specific level and collectively based on the following principles:

Counterparty-specific: A loan is considered impaired when management determines that it is probable that UBS AG will not be able to collect all amounts due (or the equivalent value thereof) based on the original contractual terms. Individual credit exposures are evaluated based on the borrower’s character, overall financial condition and capacity, resources and payment record, the prospects for support from any financially responsible guarantors and, where applicable, the realizable value of any collateral. The estimated recoverable amount is the present value, calculated using the claim’s original EIR, of expected future cash flows including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate used for calculating the recoverable amount is the current EIR. Impairment is measured and allowances for credit losses are established based on the difference between the carrying amount and the estimated recoverable amount. Upon impairment, the accrual of interest income based on the original terms of the loan is discontinued. The increase of the present value of the impaired loan due to the passage of time is reported as Interest income.

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

    A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days, when insolvency proceedings have commenced, or when obligations have been restructured on preferential terms. Loans are evaluated individually for impairment when amounts have been overdue by more than 90 days, or if other objective evidence indicates that a loan may be impaired.

Collectively: All loans for which no impairment is identified at a counterparty-specific level are grouped on the basis of

UBS AG’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors, to collectively assess whether impairment exists within a portfolio. Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions of the group of financial assets on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently in the portfolio. Estimates of changes in future cash flows for the group of financial assets reflect, and are directionally consistent with, changes in related observable data from year to year. The methodology and assumptions used for estimating future cash flows for the group of financial assets are reviewed regularly to reduce any differences between loss estimated and actual loss experience. Allowances from collective assessment of impairment are recognized as Credit loss expense/recovery and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms. If objective evidence becomes available that indicates that an individual financial asset is impaired, it is removed from the group of financial assets assessed for impairment on a collective basis and is assessed separately as a counterparty-specific claim.

Reclassified securities and similar acquired securities carried at amortized cost: Estimated cash flows associated with financial assets reclassified from the held for trading category to loans and receivables in accordance with the requirements in item 10 and other similar assets acquired subsequently are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in the income statement as Credit loss expense. For reclassified securities, increases in estimated future cash receipts, as a result of increased recoverability over those expected at the time of reclassification, are recognized as an adjustment to the EIR on the loan from the date of change (refer to Note 27c for more information).

è	Refer to Note 12 for more information on allowances and provisions for credit losses

12) Securitization structures set up by UBS AG

    UBS AG securitizes certain financial assets, generally selling Trading portfolio assets to SEs which issue securities to investors. UBS AG applies the policies set out in item 3 in determining whether the respective SE must be consolidated and those set out in item 5 in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to transfers of financial assets which qualify for derecognition.

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Gains or losses related to the sale of Trading portfolio assets involving a securitization are recognized when the derecognition criteria are satisfied with the gain or loss being classified in Net trading income.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (retained interests). Retained interests are primarily recorded in Trading portfolio assets and are carried at fair value. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in item 15 apply.

UBS AG acts as structurer and placement agent in various mortgage-backed securities (MBS) and other asset-backed securities (ABS) securitizations. In such capacity, UBS AG may purchase collateral on its own behalf or on behalf of clients during the period prior to securitization. UBS AG then typically sells the collateral into designated trusts upon closing of the securitization. In other securitizations, UBS AG may only provide financing to a designated trust in order to fund the purchase of collateral by the trust prior to securitization. UBS AG underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained interests, but for some interests substantially no observable information is available.

è	Refer to Note 30c for more information on the UBS AG’s involvement with securitization vehicles

13) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS AG typically borrows or lends equity and debt securities in exchange for securities or cash collateral. Additionally, UBS AG borrows securities from its clients’ custody accounts in exchange for a fee. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS AG’s normal credit risk control processes. UBS AG monitors on a daily basis the market value of the securities received or delivered and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

    Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent) and cash collateral delivered is derecognized and a corresponding receivable reflecting UBS AG’s right to receive it back is recorded (Cash collateral on securities borrowed). The securities which have been transferred are not recognized on, or derecognized from, the balance sheet unless the risks and rewards of ownership are also transferred. Refer to item 5 for more information. UBS AG-owned securities transferred to a borrower that is granted the right to sell or repledge those transferred securities are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral which may be sold or repledged by counterparties. Securities received in a borrowing transaction are disclosed as off-balance-sheet items if UBS AG has the right to resell or repledge them, with additional disclosure provided for securities that UBS AG has actually resold or repledged. The sale of securities which is settled by delivering securities received in a borrowing transaction generally triggers the recognition of a trading liability (short sale). Where securities are either received or delivered in lieu of cash (securities for securities transactions), neither the securities received or delivered nor the obligation to return or right to receive the securities are recognized on the balance sheet, as the derecognition criteria are not met. Refer to item 5 for more information.

Interest receivable or payable for financing transactions is recognized in the income statement on an accrual basis and is recorded as Interest income or Interest expense.

è	Refer to Notes 11, 25 and 26 for more information on securities borrowing and lending

14) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are treated as collateralized financing transactions. Nearly all reverse repurchase and repurchase agreements involve debt instruments, such as bonds, notes or money market paper. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS AG’s normal credit risk control processes. UBS AG monitors on a daily basis the market value of the securities received or delivered and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

    In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, representing UBS AG’s right to receive the cash back. Similarly, in a repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are transferred. UBS AG-owned securities transferred to a recipient who is granted the right to resell or repledge them are presented on the balance sheet as Trading portfolio assets, of which: assets

Financial information

Note 1 Summary of significant accounting policies (continued)

pledged as collateral which may be sold or repledged by counterparties. Securities received in reverse repurchase agreements are disclosed as off-balance-sheet items if UBS AG has the right to resell or repledge them, with additional disclosure provided for securities that UBS AG has actually resold or repledged (refer to Note 25d for more information). Additionally, the sale of securities which is settled by delivering securities received in reverse repurchase transactions generally triggers the recognition of a trading liability (short sale).

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.

UBS AG generally offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and Central Securities Depository (CSD) in accordance with the relevant accounting requirements. Refer to item 35 for more information.

è	Refer to Notes 11, 25 and 26 for more information on repurchase and reverse repurchase transactions

15) Derivative instruments and hedge accounting

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are remeasured subsequently to fair value. The method of recognizing fair value gains or losses depends on whether derivatives are held for trading, or are designated and effective as hedging instruments. If designated as hedging instruments, the method of recognizing gains or losses depends on the nature of the risk being hedged as described within this item.

Derivative instruments are generally reported on the balance sheet as Positive replacement values or Negative replacement values. However, exchange-traded derivatives which are economically settled on a daily basis and certain OTC derivatives which qualify for IFRS netting and are in substance net settled on a daily basis are classified as Cash collateral receivables on derivative instruments or Cash collateral payables on derivative instruments. Products that receive this treatment include futures contracts, 100% daily margined exchange-traded options and interest rate swaps transacted with the London Clearing House. Changes in the fair values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

è	Refer to Note 14 for more information on derivative instruments and hedge accounting

Hedge accounting

UBS AG uses derivative instruments as part of its risk management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria specified below, they may be designated as hedging instruments in hedges of the change in fair value of recognized assets or liabilities (fair value hedges), hedges of the variability in future cash flows attributable to a recognized asset or liability or highly probable forecast transactions (cash flow hedges) or hedges of a net investment in a foreign operation (net investment hedges).

At the time a financial instrument is designated in a hedge relationship, UBS AG formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, UBS AG assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with the designated risk of the hedged items. A hedge is considered highly effective if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk and (ii) actual results of the hedge are within a range of 80% to 125%. In the case of hedging forecast transactions, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. UBS AG discontinues hedge accounting voluntarily, or when UBS AG determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge, when the derivative expires or is sold, terminated or exercised, when the hedged item matures, is sold or repaid or when forecast transactions are no longer deemed highly probable.

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

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the carrying value of the hedged item. If the hedge accounting relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the unamortized fair value adjustment) is

573

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

amortized to the income statement over the remaining term to maturity of the hedged item.

For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected within Other assets or Other liabilities. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the amount included in Other assets or Other liabilities is amortized to the income statement over the remaining term to maturity of the hedged items.

Cash flow hedges

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to the income statement.

If a cash flow hedge for forecasted transactions is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Equity remain there until the committed or forecasted transactions occur and affect profit or loss. If the forecasted transactions are no longer expected to occur, the deferred gains or losses are reclassified immediately to the income statement.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation or its liquidation, the cumulative value of any such gains or losses associated with the entity, and recognized directly in Equity, is reclassified to the income statement.

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

è	Refer to Note 14 for more information on economic hedges

Embedded derivatives

Derivatives may be embedded in other financial instruments (host contracts). For example, they could be represented by the conversion feature embedded in a convertible bond. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. An embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss if: (i) the host contract is not carried at fair value with changes in fair value reported in the income statement, (ii) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and (iii) the terms of the embedded derivative would meet the definition of a standalone derivative were they contained in a separate contract. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 27a in the Held for trading category, reflecting the measurement and recognition principles applied.

Typically, UBS AG applies the fair value option to hybrid instruments (refer to item 8 for more information), in which case bifurcation of an embedded derivative component is not required.

16) Loan commitments

Loan commitments are defined amounts (unutilized credit lines or undrawn portions of credit lines) against which clients can borrow money under defined terms and conditions.

Loan commitments that can be cancelled at any time by UBS AG at its discretion, according to their general terms and conditions, are not recognized on the balance sheet and are not included in the off-balance-sheet disclosures. Upon a loan drawdown by the counterparty, the amount of the loan is accounted for in accordance with Loans and receivables. Refer to item 10 for more information.

Irrevocable loan commitments (where UBS AG has no right to withdraw the loan commitment once communicated to the beneficiary, or which are revocable only due to automatic cancellation upon deterioration in a borrower’s creditworthiness) are classified into the following categories:

–

derivative loan commitments, being loan commitments that can be settled net in cash or by delivering or issuing another financial instrument, or loan commitments for which there is evidence of selling loans resulting from similar loan commitments before or shortly after origination;

–	loan commitments designated at fair value through profit and loss (refer to item 8 for more information) and
–

all other loan commitments. These are not recorded in the balance sheet, but a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made. Other loan commitments include irrevocable forward starting reverse repurchase and irrevocable securities borrowing agreements. Any change in the liability relating to these other loan commitments is recorded in the income statement in Credit loss expense/recovery. Refer to items 11 and 27 for more information.

Financial information

Note 1 Summary of significant accounting policies (continued)

17) Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. UBS AG issues such financial guarantees to banks, financial institutions and other parties on behalf of clients to secure loans, overdrafts and other banking facilities.

Certain written financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss. Refer to item 8 for more information. Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement in Credit loss expense/recovery.

18) Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less including cash, money market paper and balances with central and other banks.

19) Physical commodities

Physical commodities (precious metals, base metals and other commodities) held by UBS AG as a result of its broker-trader activities are accounted for at fair value less costs to sell and recognized within Trading portfolio assets. Changes in fair value less costs to sell are recorded in Net trading income.

20) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, information technology hardware, externally purchased and internally generated software and communication and other similar equipment. With the exception of investment properties, Property and equipment is carried at cost (which includes capitalized interest from associated borrowings, where applicable), less accumulated depreciation and impairment losses, and is reviewed periodically for impairment.

è	Refer to Note 16 for more information on property and equipment

Classification of own-used property

Own-used property is defined as property held by UBS AG for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and/or for capital appreciation. Where a property of UBS

AG includes an own-used portion and an investment portion which can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used unless the portion used by UBS AG is minor. The classification of property is reviewed on a regular basis. When the use of a property changes from own-used to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in the income statement. to the extent that it reverses a previous impairment loss on the specific property, with any remaining gain recognized in Other comprehensive income within Equity and presented in the revaluation reserve within Equity. Any loss is recognized immediately in the income statement. When an investment property is reclassified as own-used property, its fair value at the date of reclassification becomes its cost basis for subsequent measurement purposes.

Investment property

Investment property is carried at fair value with changes in fair value recognized in the income statement in Other income in the period of change.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs required to bring a leased property back into its original condition at the end of the lease is capitalized as part of total leasehold improvements with a corresponding liability recognized to reflect the obligation incurred. Reinstatement costs are recognized in the income statement through depreciation of the capitalized leasehold improvements over their estimated useful lives and the liability is relieved as cash payments are applied.

Property held for sale

Where UBS AG has decided to sell non-current assets such as property or equipment and the sale of these assets is highly probable to occur within 12 months, these assets are classified as non-current assets held for sale and are reclassified to Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less cost to sell.

Software

Software development costs are recognized only when the costs can be measured reliably and it is probable that future economic benefits will arise.

Estimated useful life of property and equipment

Property and equipment is depreciated on a straight-line basis over its estimated useful life. Depreciation of property and equipment

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

begins when it is available for use, that is, when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Estimated useful life of property and equipment

Properties, excluding land	Not exceeding 67 years

Leasehold improvements	Residual lease term

Other machines and equipment	Not exceeding 10 years

IT hardware and communication equipment	Not exceeding 5 years

Software	Not exceeding 10 years

21) Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of UBS AG’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized. It is tested annually for impairment and, additionally, when an indication of impairment exists at the end of each reporting period. For goodwill impairment testing purposes, UBS AG considers the segments reported in Note 2a as separate cash-generating units, since this is the level at which the performance of investments is reviewed and assessed by management. The recoverable amount of a segment is determined on the basis of its value-in-use.

Intangible assets are comprised of separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. In nearly all cases, identified intangible assets have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

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

è	Refer to Note 17 for more information on goodwill and intangible assets

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

Current and deferred taxes are recognized as income tax benefit or expense in the income statement except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for unrealized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, for remeasurements of defined benefit plans, and for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (point (i)) are considered when determining goodwill. Amounts relating to points (ii), (iii) and (iv) are recognized in Other comprehensive income within Equity.

è	Refer to Note 8 for more information on income taxes

23) Debt issued

Debt issued is carried at amortized cost. In cases where, as part of the UBS AG’s risk management activity, fair value hedge accounting is applied to fixed-rate debt instruments carried at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure. Refer to item 15 for more information on hedge accounting. In most cases, structured notes issued are designated at fair value through profit or loss using the fair value option, on the basis that they are managed on a fair value basis, that the structured notes contain an embedded derivative, or both. Refer to item 8 for more information on the fair value option. The fair value option is not applied to certain structured notes that contain embedded derivatives that reference foreign exchange rates and/or precious metal prices. For these instruments, the embedded derivative component is measured on a fair value basis and the related underlying debt host component is measured on an amortized cost basis, with both components presented together within Debt issued.

Financial information

Note 1 Summary of significant accounting policies (continued)

Debt issued and subsequently repurchased in relation to market-making or other activities is treated as redeemed. A gain or loss on redemption (depending on whether the repurchase price of the bond is lower or higher than its carrying value) is recorded in Other income. A subsequent sale of own bonds in the market is treated as a reissuance of debt. Interest expense on debt instruments measured at amortized cost is included in Interest on debt issued.

è	Refer to Note 21 for more information on debt issued

24) Pension and other post-employment benefit plans

UBS AG sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits such as medical and life insurance benefits that are payable after the completion of employment. The major defined benefit pension plans are located in Switzerland, the UK, the US and Germany.

è	Refer to Note 28 for more information on pension and other post-employment benefit plans

Defined benefit pension plans

Defined benefit pension plans specify an amount of benefit that an employee will receive, which is usually dependent on one or more factors such as age, years of service and compensation. The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets at the balance sheet date. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the measurement of the resulting defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS AG applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, past service cost. These amounts, which take into account the specific features of each plan, including risk sharing between the employee and employer, are calculated periodically by independent qualified actuaries.

Defined contribution plans

A defined contribution plan is a pension plan under which UBS AG pays fixed contributions into a separate entity from which post-employment and other benefits are paid. UBS AG has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. UBS AG’s contributions are expensed when the employees have rendered services in exchange for such contributions. This is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Other post-retirement benefits

UBS AG also provides post-retirement medical and life insurance benefits to certain retirees in the US and the UK. The expected costs of these benefits are recognized over the period of employment using the same accounting methodology used for defined benefit pension plans.

25) Equity participation and other compensation plans

Transfer of deferred compensation plans

As part of the Group reorganization, in the fourth quarter 2014, UBS Group AG assumed obligations of UBS AG as grantor in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. This section separately describes the accounting policies applied to these plans during the periods prior to and post the Group reorganization and transfer of deferred compensation plans.

Periods prior to the Group reorganization and transfer of deferred compensation plans

Equity participation plans

UBS AG has established several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans. UBS AG’s equity participation plans include mandatory, discretionary and voluntary plans. UBS AG recognizes the fair value of share, option and SAR awards granted to its employees, determined at the date of grant, as compensation expense over the period during which the employee is required to provide services in order to earn the award.

    If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. Such awards may remain forfeitable until the legal vesting date if certain non-vesting conditions are not met. Forfeiture events resulting from breach of a non-vesting condition do not result in a reversal of compensation expense.

    If future service is required, compensation expense is recognized over that future period. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. Plans may contain provisions that shorten the required service period due to achievement of retirement eligibility or upon termination due to redundancy. In such instances, compensation expense is recognized over the period from grant date to the retirement eligibility or redundancy date. Forfeiture of these awards that occurs during the service period results in a reversal of compensation expense.

    Awards settled in UBS AG shares or options are classified as equity settled. The fair value of an equity-settled award is determined at the date of grant and is not subsequently remeasured, unless its terms are modified such that the fair value immediately

577

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately.

    Cash-settled awards are classified as liabilities and are remeasured to fair value at each balance sheet date as long as the award is outstanding. Changes in fair value are reflected in compensation expense and, on a cumulative basis, no compensation expense is recognized for awards that expire worthless or remain unexercised.

è	Refer to Note 29 for more information on equity participation plans

Other compensation plans

UBS AG has established other fixed and variable deferred compensation plans, the values of which are not linked to UBS AG’s own equity. Deferred cash compensation plans are either mandatory or discretionary plans and include awards based on a notional cash amount, where ultimate payout is fixed or may vary based on achievement of performance conditions or the value of specified underlying assets. Compensation expense is recognized over the period that the employee is required to provide services to earn the award. If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. The amount recognized during the service period is based on an estimate of the amount expected to be paid out under the plan, such that cumulative expense recognized ultimately equals the cash distributed to employees. For awards in the form of alternative investment vehicles or similar structures, which provide employees with a payout based on the value of specified underlying assets, the initial value is based on the fair value of the underlying assets (e.g., money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds). These awards are remeasured at each reporting date based on the fair value of the underlying assets until the award is distributed. Changes in value are recognized proportionately to the elapsed service period. Forfeiture of these awards results in the reversal of compensation expense.

è	Refer to Note 29 for more information on other compensation plans

Periods post the Group reorganization and transfer of deferred compensation plans

Equity participation plans

UBS Group AG has established, and maintains the obligation to settle, several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans, which are granted to employees of UBS AG. UBS Group AG’s equity participation plans include mandatory, discretionary and voluntary plans. UBS AG recognizes the fair value of awards granted to its employees, determined at the grant date, over the period that the employee is required to provide services in order to earn the award.

    If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. Such awards may remain forfeitable until the legal vesting date if certain non-vesting conditions are not met. Forfeiture events resulting from breach of a non-vesting condition do not result in a reversal of compensation expense.

    If future service is required, compensation expense is recognized over that future period. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. Plans may contain provisions that shorten the required service period due to achievement of retirement eligibility or upon termination due to redundancy. In such instances, compensation expense is recognized over the period from grant date to the retirement eligibility or redundancy date. Forfeiture of these awards that occurs during the service period results in a reversal of compensation expense.

    UBS AG has no obligation to settle the awards and therefore awards over UBS Group AG shares or options are classified as equity settled share-based payment transactions. The fair value of an equity-settled award is determined at the date of grant and is not subsequently remeasured, unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately.

è	Refer to Note 29 for more information on equity participation plans

Other compensation plans

UBS Group AG has established other fixed and variable deferred compensation plans, the values of which are not linked to UBS Group AG’s or UBS AG’s own equity. Deferred cash compensation plans are either mandatory or discretionary plans and include awards based on a notional cash amount, where ultimate payout is fixed or may vary based on achievement of performance conditions or the value of specified underlying assets. Compensation expense is recognized over the period that the employee is required to provide services to earn the award. If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. The amount recognized during the service period is based on an estimate of the amount expected to be paid out under the plan, such that cumulative expense recognized ultimately equals the

Financial information

Note 1 Summary of significant accounting policies (continued)

cash distributed to employees. For awards in the form of alternative investment vehicles or similar structures, which provide employees with a payout based on the value of specified underlying assets, the initial value is based on the fair value of the underlying assets (e.g., money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds). These awards are remeasured at each reporting date based on the fair value of the underlying assets until the award is distributed. Changes in value are recognized proportionately to the elapsed service period. Forfeiture of these awards results in the reversal of compensation expense.

è	Refer to Note 29 for more information on other compensation plans

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

è	Refer to Notes 13 and 23 for more information on unit-linked investment contracts

27) Provisions

Provisions are liabilities of uncertain timing or amount, and are recognized when UBS AG has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The majority of UBS AG’s provisions relate to litigation, regulatory and similar matters, restructuring, employee benefits, real estate and loan commitments and guarantees. Provisions that are similar in nature are aggregated to form a class, while the remaining provisions, including those of less significant amounts, are presented under Other provisions. Provisions are presented separately on the balance sheet and, when they are no longer considered uncertain in timing or amount, are reclassified to Other liabilities – Other.

UBS AG recognizes provisions for litigation, regulatory and similar matters when, in the opinion of management after seeking legal advice, it is more likely than not that UBS AG has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

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

A provision is not recognized when UBS AG has a present obligation that has arisen from past events but it is not probable that an outflow of resources will be required to settle it, or a sufficiently reliable estimate of the amount of the obligation cannot be made. Instead, a contingent liability is disclosed, unless the likelihood of an outflow of resources is remote. Contingent liabilities are also disclosed for possible obligations that arise from past events whose existence will be confirmed only by uncertain future events not wholly within the control of UBS AG.

è	Refer to Note 22 for more information on provisions

28) Equity, treasury shares and contracts on UBS AG shares

Non-controlling interests and preferred noteholders

Net profit and Equity are presented including non-controlling interests and preferred noteholders. Net profit is split into Net profit attributable to UBS AG shareholders, Net profit attributable to non-controlling interests and Net profit attributable to preferred noteholders. Equity is split into Equity attributable to UBS AG shareholders, Equity attributable to non-controlling interests and Equity attributable to preferred noteholders.

UBS AG shares held (treasury shares)

UBS AG shares held by UBS AG are presented in Equity as Treasury shares at their acquisition cost, which includes transaction costs. Treasury shares are deducted from Equity until they are cancelled or reissued. The difference between the proceeds from sales of treasury shares and their weighted average cost (net of tax, if any) is reported as Share premium.

Preferred notes issued to non-consolidated preferred securities entities

On 1 January 2013, UBS AG deconsolidated certain entities that issued preferred securities, which resulted in UBS AG recognizing the subordinated notes (that is, the preferred notes) issued to these entities rather than the preferred securities issued by them.

579

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

UBS AG has fully and unconditionally guaranteed all contractual payments on the preferred securities. UBS AG’s obligations under these guarantees are subordinated to the full prior payment of the deposit liabilities of UBS AG and all other liabilities of UBS AG. All but one of the preferred notes, which is classified as a liability, contain no contractual obligation to deliver cash, and, therefore, were classified as equity instruments.

The preferred notes classified as equity instruments are presented as Equity attributable to preferred noteholders on the consolidated balance sheet and statement of changes in equity. Distributions on these preferred notes are presented as Net profit attributable to preferred noteholders in the consolidated income statement and statement of comprehensive income.

For the preferred note classified as liability, interest is accrued through the income statement and presented within Net interest income.

Net cash settlement contracts

Prior to the share-for-share exchange, UBS AG issued contracts on own shares that required net cash settlement, or provided the counterparty or UBS AG with a settlement option which included a choice of settling net in cash. These contracts were classified as held for trading, with changes in fair value reported in the income statement as Net trading income.

Following the share-for-share exchange, these contracts continue to be accounted for in the same manner, however, they are no longer classified as contracts on own shares.

29) Non-current assets held for sale

UBS AG classifies individual non-current assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a plan to sell such assets and must be actively looking for a buyer. Furthermore, the assets must be actively marketed at a reasonable sales price in relation to their fair value and the sale must be expected to be completed within one year. The assets held for sale and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell and are presented in Other assets and Other liabilities. Non-current assets and liabilities of subsidiaries are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

è	Refer to Note 18 for more information on non-current assets held for sale

30) Leasing

UBS AG enters into lease contracts, or contracts that include lease components, predominantly of premises and equipment, and primarily as lessee. Leases that transfer substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. All other leases are classified as operating leases.

Assets leased pursuant to finance leases are recognized on the balance sheet as Property and equipment and are depreciated over the lesser of the useful life of the asset or the lease term, with corresponding amounts payable included in Due to banks/customers. Finance charges payable are recognized in Net interest income over the period of the lease based on the interest rate implicit in the lease on the basis of a constant yield.

Lease contracts classified as operating leases where UBS AG is the lessee are disclosed in Note 33. These contracts include non-cancellable long-term leases of office buildings in most UBS AG locations. Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences with control of the physical use of the property. Lease incentives are treated as a reduction of rental expense and are recognized on a consistent basis over the lease term.

Where UBS AG acts as lessor under a finance lease, a receivable is recognized in Loans at an amount equal to the present value of the aggregate of the minimum lease payments plus any unguaranteed residual value which UBS AG expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated to repayment of the outstanding receivable and interest income to reflect a constant periodic rate of return on UBS AG’s net investment using the interest rate implicit in the lease. UBS AG reviews the estimated unguaranteed residual value annually and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall.

Certain arrangements do not take the legal form of a lease but convey a right to use an asset in return for a payment or series of payments. For such arrangements, UBS AG determines at the inception of the arrangement whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and, if so, the arrangement is accounted for as a lease.

è	Refer to Note 33 for more information on operating leases and finance leases

31) Fee income

UBS AG earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time (for example, investment fund fees, portfolio management and advisory fees) and fees earned from providing transaction-type services (for example, underwriting fees, corporate finance fees and brokerage fees). Fees earned from services that are provided over a certain period of time are recognized ratably over the service period, with the exception of performance-linked fees or fee components with specific performance criteria. Such fees are recognized when the performance criteria are fulfilled and when collectability is reasonably assured. Fees

Financial information

Note 1 Summary of significant accounting policies (continued)

earned from providing transaction-type services are recognized when the service has been completed. Generally, fees are presented in the income statement in line with the balance sheet classification of the underlying instruments.

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

è	Refer to Note 4 for more information on net fee and commission income

32) Foreign currency translation

Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities denominated in foreign currency are translated to the functional currency using the closing exchange rate. Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Foreign currency translation differences on financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired, with the exception of translation differences on the amortized cost of monetary financial investments available-for-sale which are reported in Net trading income, along with all other foreign currency translation differences on monetary assets and liabilities.

Upon consolidation, assets and liabilities of foreign operations are translated into Swiss francs (CHF), UBS AG’s presentation currency, at the closing exchange rate on the balance sheet date, and income and expense items are translated at the average rate for the period. The resulting foreign currency translation differences attributable to UBS AG shareholders are recognized directly in Foreign currency translation within Equity which forms part of Total equity attributable to UBS AG shareholders, whereas the foreign currency translation differences attributable to non-controlling interests are shown within Equity attributable to non-controlling interests.

When a foreign operation is disposed or partially disposed of, the cumulative amount in Foreign currency translation within Equity related to that foreign operation is reclassified to the income statement as part of the gain or loss on disposal. When UBS AG disposes of a portion of its interest in a subsidiary that includes a foreign operation but retains control, the related portion of the cumulative currency translation balance is reclassified to Equity attributable to non-controlling interests. When UBS AG disposes of a portion of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the related portion of the cumulative currency translation balance is reclassified to the income statement.

è	Refer to Note 36 for more information on currency translation rates

33) Earnings per share (EPS)

Basic EPS are calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS are calculated using the same method as for basic EPS and adjusting the net profit or loss for the period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

è	Refer to Note 9 for more information on EPS

34) Segment reporting

UBS AG’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its components, reflect the management structure of UBS AG. Additionally, the non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its components) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable

581

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

segments based on their balance sheet positions. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions, are considered reconciling differences to UBS AG results and are reported collectively under Corporate Center – Core Functions.

Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Total intersegment revenues for UBS AG are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Noncore and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheet assets are based on a third-party and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

For the purpose of segment reporting under IFRS 8, the non-current assets consist of investments in associates and joint ventures, goodwill, other intangible assets and property and equipment.

è	Refer to Note 2 for more information on segment reporting

35) Netting

UBS AG nets financial assets and liabilities on its balance sheet if it has the unconditional and legally enforceable right to set-off the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include, for example, over-the-counter interest rate swaps transacted with the London Clearing House, netted by currency and across maturity dates, repurchase and reverse repurchase transactions entered into with both the London Clearing House and the Fixed Income Clearing Corporation, netted by counterparty, currency, central securities depository and maturity, as well as transactions with various other counterparties, exchanges and clearing houses.

In assessing whether UBS AG intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously, emphasis is placed on the effectiveness of operational settlement mechanics in eliminating substantially all credit and liquidity exposure between the counterparties. This condition precludes offsetting on the balance sheet for substantial amounts of UBS AG’s financial assets and liabilities, even though they may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting is generally only permitted in circumstances in which a market settlement mechanism exists via an exchange or clearing house which effectively accomplishes net settlement through a daily cash margining process. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that the settlement mechanism eliminates or results in insignificant credit and liquidity risk, and processes the receivables and payables in a single settlement process or cycle.

è	Refer to Note 1b and Note 26 for more information on offsetting financial assets and financial liabilities

Financial information

Note 1 Summary of significant accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

Effective in 2014

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, UBS AG adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amended IAS 32 restricts offsetting on the balance sheet to only those arrangements in which a right of set-off exists that is unconditional and legally enforceable, in the normal course of business and in the event of the default, bankruptcy or insolvency of UBS AG and its relevant counterparties and for which UBS AG intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously.

The amendments also provide incremental guidance for determining when gross settlement systems, such as a delivery versus payment (DVP) process used to settle repurchase agreements, result in the functional equivalent of net settlement.

Under the revised rules, UBS AG is no longer able to offset certain derivative arrangements, mainly credit derivative contracts and equity/index contracts, due to a combination of product and counterparty-specific considerations. The comparative balance sheet as of 31 December 2013 was restated with the effect presented in the table below. A balance sheet as of the beginning of 2013 has not been presented because the change in policy was not deemed to have a material impact on the financial statements. There was no impact on total equity, net profit or earnings per share. In addition, there was no impact on UBS AG’s Basel III capital.

è	Refer to Note 26 for more information

Removing exchange-traded derivative client cash balances from the UBS AG’s balance sheet

UBS collects cash and securities collateral, in the form of initial and variation margin, from its clients and remits them to central counterparties (CCPs), brokers and deposit banks through its exchange-traded derivative (ETD) clearing and execution services. In 2014, UBS AG changed its accounting policy with respect to recognizing cash initial margin collected and remitted (together, client cash balances) to more closely align with evolving market practices.

Specifically, if through contractual agreement, regulation or practice (i) UBS AG is not permitted to reinvest client cash balances; (ii) interest paid by the CCP, broker or deposit bank on cash deposits forms part of the client cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) UBS AG does not guarantee and is not liable to the client for the performance of the CCP, broker or deposit bank; and (iv) the client cash balances are legally isolated from UBS AG’s estate, UBS AG concluded that it does not obtain benefits from or control client cash balances. Therefore, those amounts are not deemed to represent assets and corresponding liabilities of UBS AG and are no longer reflected within Cash collateral payables on derivative instruments for the amounts due to clients, Cash collateral receivables on derivative instruments for amounts posted to CCPs and Due from Banks for any amounts that are deposited at third party deposit banks. As a result, Cash collateral receivables on derivatives decreased by CHF 1.2 billion, Due from Banks decreased by CHF 3.0 billion and Cash collateral payables on derivatives decreased by CHF 4.2 billion as of 31 December 2014.

The comparative balance sheet as of 31 December 2013 was restated with the effect presented in the table below. A balance sheet as of the beginning of 2013 has not been presented because the change in policy was not deemed to have a material impact on the financial statements. There was no impact on total equity, net profit, earnings per share or on UBS AG’s Basel III capital.

Amendments to IAS 32 and Removing ETD client cash balances: Effect on the balance sheet

CHF million	Balance as of 31 December 2013 previously reported	Change in reported figures due to amendments to IAS 32	Change in reported figures due to removing ETD client cash balances	Restated balance as of 31 December 2013

Total assets	1,009,860	8,513	(5,019)	1,013,355

of which: Due from banks	17,170	0	(3,296)	13,874

of which: Positive replacement values	245,835	8,249	0	254,084

of which: Cash collateral receivables on derivative instruments	28,007	264	(1,723)	26,548

Total liabilities	959,925	8,513	(5,019)	963,419

of which: Negative replacement values	239,953	8,125	0	248,079

of which: Cash collateral payables on derivative instruments	49,138	388	(5,019)	44,507

Total equity	49,936	0	0	49,936

Total liabilities and equity	1,009,860	8,513	(5,019)	1,013,355

583

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement)

On 1 January 2014, UBS AG adopted Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement) which provides relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws and regulations, provided certain criteria are met. Adoption of the amendments had no impact on the Financial Statements.

IFRIC Interpretation 21, Levies

In 2014, UBS AG adopted IFRIC Interpretation 21, Levies. IFRIC 21 sets out the accounting for an obligation to pay a government levy that is not within the scope of IAS 12, Income Taxes. The interpretation specifies that liabilities for levies should not be recognized prior to the occurrence of a specified triggering event, even when an entity has no realistic ability to avoid the triggering event. Adoption of the interpretation did not have a material impact on the Financial Statements.

Fair value measurements – funding valuation adjustments

In 2014, UBS AG incorporated funding valuation adjustments (FVA) into its fair value measurements. This resulted in a net loss of CHF 267 million when the change was adopted on 30 September 2014, of which CHF 252 million was attributable to Corporate Center – Non-core and Legacy Portfolio, CHF 12 million to the Investment Bank and CHF 3 million to Retail & Corporate. FVA reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and derivative payables and are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA were implemented in response to growing evidence that market participants incorporate FVA in the fair value measurement of uncollateralized and partially collateralized derivatives and was implemented on a prospective basis as a change in accounting estimate.

è	Refer to Note 24d for more information

Refinement to the allocation of operating costs for internal services

To further enhance cost discipline and strengthen its efforts to reduce its underlying cost base, UBS AG has refined in 2014 the way that operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio.

è	Refer to Note 1a item 34 for more information

Changes in presentation

Presentation of Defined Benefit Plans

In 2014, to align with market practice, the disclosure of defined benefit plan remeasurements in the balance sheet and statement of changes in equity was amended to present the year-to-date and life-to-date movements directly within Retained earnings, rather than as a separate component of other comprehensive income. The comparative balance sheet and statement of changes in equity as of 31 December 2013 were restated to reflect this presentational change. Cumulative net income recognized directly in equity, net of tax as presented within the balance sheet and statement of changes in equity was renamed to Other comprehensive income recognized directly in equity, net of tax. In addition, further lines were added to the statement of changes in equity to separately disclose Net profit/(loss), Other comprehensive income that may be reclassified to the income statement and Other comprehensive income that will not be reclassified to the income statement.

Segment reporting by geographic location

In 2014, UBS AG revised the basis on which it attributes Total operating income to geographical locations in order to provide more relevant information. Total operating income is now attributed to the region consistent with how the business is managed and performance is evaluated, with income primarily attributed to the domicile of the client. Historically, total operating income was primarily attributed to the location of the entity in which the transactions and assets were recorded. Prior period information was restated to reflect this change.

è	Refer to Note 2b for more information

Net fee and commission income

In 2014, UBS AG revised its presentation of certain line items within Net fee and commission income in order to provide more relevant information. Prior period information was adjusted accordingly.

è	Refer to Note 4 for more information

Other income

In 2014, UBS AG introduced several new reporting lines in order to enhance transparency on the composition of Other within Other income. Prior period information was adjusted accordingly.

è	Refer to Note 5 for more information

Financial information

Note 1 Summary of significant accounting policies (continued)

c) International Financial Reporting Standards and Interpretations to be adopted in 2015 and later and other adjustments

IFRS 9, Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, which includes revised guidance on the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 to include guidance on financial liabilities and derecognition of financial instruments. The publication of IFRS 9 represented the completion of the first part of a multi-stage project to replace IAS 39, Financial Instruments: Recognition and Measurement.

The standard required all financial assets, except equity instruments, to be classified at fair value through profit or loss or amortized cost on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option if doing so would significantly reduce or eliminate an accounting mismatch. Equity instruments that are not held for trading may be accounted for at fair value through other comprehensive income (OCI).

The accounting guidance for financial liabilities is unchanged with one exception: any gain or loss arising out of a financial liability designated at fair value through profit or loss that is attributable to changes in the credit risk of that liability (own credit) is presented in OCI and not recognized in the income statement. There is no subsequent recycling of realized gains or losses from OCI to the income statement.

In November 2013, the IASB issued IFRS 9, Financial Instruments (Hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39). This standard contains guidance on hedge accounting that will replace the existing requirements of IAS 39, introducing substantial changes to hedge effectiveness and eligibility requirements as well as new disclosures. The amendments also remove the previous mandatory effective date of 1 January 2015 for all of the IFRS 9 requirements. The standard further permits entities to early adopt the own credit presentation changes prospectively, without having to apply any of the other requirements of IFRS 9.

In July 2014, the IASB published a final version of IFRS 9, Financial Instruments. IFRS 9 now fully reflects the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The final standard incorporates significant modifications to the previous version (as issued in 2010), including new classification and measurement requirements for financial assets; notably the introduction of a new fair value through OCI classification, the addition of a single forward-looking expected credit loss impairment model, replacing the incurred loss model of IAS 39, and the incorporation of a reformed approach to hedge accounting (as discussed above). The final standard includes the guidance for financial liabilities, as previously issued. There is no subsequent recycling of realized gains or losses on own credit from OCI to profit or loss. The mandatory effective date of the new standard will be 1 January 2018, with earlier adoption permitted.

UBS AG is currently assessing the impact of the new requirements on the Financial Statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for revenue recognition that apply to all contracts with customers. The standard requires an entity to recognize revenue as goods or services are transferred to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also establishes a cohesive set of disclosure requirements regarding information about the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The standard is effective for UBS AG reporting periods beginning on 1 January 2017, with early adoption permitted. Entities can choose to apply the standard retrospectively or use a modified approach in the year of adoption. UBS AG is currently assessing the impact of the new standard on the Financial Statements.

Amendments to IFRS 11, Joint Arrangements, IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements, IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments will have no material impact on the Financial Statements. UBS AG’s joint arrangements are immaterial, both individually and in aggregate (refer to Note 30), and UBS AG does not use revenue-based depreciation methodologies, which the amendments to IAS 16 and IAS 38 will prohibit.

Narrow-scope amendments to IAS 19, Employee Benefits

In December 2013, the IASB issued Defined Benefit Plans: Employee Contributions (Amendments to IAS 19, Employee Benefits). The amendments offer an alternative, simplified treatment for considering contributions from employees or third parties in the calculation of the defined benefit obligation if the amount of employee or third-party contributions is independent of the number of years of service. Under the alternative treatment, an entity may recognize such contributions as a reduction in service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. This is applicable for the Swiss pension plan, whereby UBS AG currently attributes employee contributions to the periods of service in accordance with the plan’s benefit formula. The amendments to

585

Financial information

Notes to the UBS AG consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

IAS 19 are applicable retrospectively, for UBS AG on 1 January 2015. UBS AG does not apply the alternative treatment introduced by this amendment to IAS 19.

Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle that resulted in 12 amendments to nine IFRSs. Generally, the amendments are effective for UBS AG on 1 January 2015, with early adoption permitted. UBS AG expects that the adoption of these amendments will not have a material impact on the Financial Statements.

Annual Improvements to IFRSs 2012 – 2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRSs 2012 – 2014 Cycle that resulted in amendments to four IFRSs. Generally, the amendments are effective for UBS AG on 1 January 2016, with early adoption permitted. UBS AG is currently assessing the impact of the amendments on the Financial Statements.

Amendments to IAS 1, Presentation of Financial Statements

In December 2014, the IASB issued amendments to IAS 1 to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements and in determining where and in what order information is presented in the financial disclosures. The amendments have a mandatory effective date of 1 January 2016 for UBS AG, with earlier adoption permitted. UBS AG expects that the adoption of these amendments will not have a material impact on the Financial Statements.

Financial information

Note 2a Segment reporting

The operational structure of UBS AG is comprised of the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. UBS AG is a global firm with global capabilities, and Wealth Management clients benefit from the full spectrum of UBS AG’s global resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as a wide range of specific offerings. Its guided architecture model gives clients access to a wide range of products from third-party providers that complement UBS AG’s own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. It provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US and Canadian business as well as international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. The retail and corporate business constitutes a central building block of UBS AG’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which they can be transferred to Wealth Management. Furthermore, it leverages the cross-selling potential of products and services provided by its asset-gathering and investment banking businesses. In addition, Retail & Corporate manages a substantial part of UBS AG’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

Global Asset Management

Global Asset Management is a large-scale asset manager with well diversified businesses across regions and client segments. It serves third-party institutional and wholesale clients, as well as clients of UBS AG’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Complementing the investment offering, the fund services unit provides fund administration services for UBS AG and third-party funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. The Investment Bank advisory services and access to international capital markets, and provide comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets, through its business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

Corporate Center is comprised of Core Functions and Non-core and Legacy Portfolio. Core Functions include Group-wide control functions such as finance (including treasury services such as liquidity, funding, balance sheet and capital management), risk control (including compliance) and legal. In addition, Core Functions provide all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Non-core and Legacy Portfolio is comprised of the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new components, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM).

Financial information

Notes to the UBS AG consolidated financial statements

Note 2a Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS AG
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2014

Net interest income	2,165	983	2,184	(11)	1,482	(347)	98	6,555

Non-interest income	5,736	6,001	1,653	1,912	6,862	307	(921)	21,549

Income[1,2]	7,902	6,984	3,836	1,902	8,343	(40)	(823)	28,104

Credit loss (expense)/recovery	(1)	15	(95)	0	2	0	2	(78)

Total operating income	7,901	6,998	3,741	1,902	8,346	(40)	(821)	28,026

Personnel expenses	3,369	4,802	1,363	887	4,065	423	371	15,280

General and administrative expenses	1,937	1,109	859	516	4,037	235	684	9,377

Services (to)/from other business divisions	58	10	(126)	(20)	3	13	62	0

Depreciation and impairment of property and equipment	205	129	139	43	272	2	27	817

Amortization and impairment of intangible assets[3]	5	48	0	9	15	6	0	83

Total operating expenses[4]	5,574	6,099	2,235	1,435	8,392	679	1,144	25,557

Operating profit/(loss) before tax	2,326	900	1,506	467	(47)	(719)	(1,965)	2,469

Tax expense/(benefit)								(1,180)

Net profit/(loss)								3,649

Additional Information

Total assets	127,588	56,026	143,711	15,207	292,347	257,622	169,826	1,062,327

Additions to non-current assets	7	6	9	2	7	1,677	0	1,708

1  Impairments of financial investments available-for-sale for the year ended 31 December 2014 were as follows: Wealth Management CHF 3 million, Global Asset Management CHF 1 million, Investment Bank CHF 49 million, Corporate Center – Non-core and Legacy Portfolio CHF 23 million.  2  Refer to Note 24 for more information on own credit in Corporate Center – Core Functions.   3  Refer to Note 17 for more information.  4  Refer to Note 32 for information on restructuring charges.

Financial information

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2013

Net interest income	2,061	936	2,144	(20)	886	(405)[2]	183	[2]	5,786

Non-interest income	5,512	5,629	1,630	1,954	7,712	(602)[2]	161	[2]	21,997

Income[3,4]	7,573	6,565	3,774	1,935	8,599	(1,007)	344		27,782

Credit loss (expense)/recovery	(10)	(27)	(18)	0	2	0	3		(50)

Total operating income	7,563	6,538	3,756	1,935	8,601	(1,007)	347		27,732

Personnel expenses	3,371	4,574	1,442	873	3,984	424	515		15,182

General and administrative expenses	1,650	924	875	448	2,040	422	2,022		8,380

Services (to)/from other business divisions	97	13	(162)	(17)	3	1	65		0

Depreciation and impairment of property and equipment	190	121	143	47	260	0	55		816

Amortization and impairment of intangible assets[5]	8	49	0	8	14	0	3		83

Total operating expenses[6]	5,316	5,680	2,298	1,359	6,300	847	2,660		24,461

Operating profit/(loss) before tax	2,247	858	1,458	576	2,300	(1,854)	(2,312)		3,272

Tax expense/(benefit)									(110)

Net profit/(loss)									3,381

Additional Information

Total assets	109,758	45,491	141,369	14,223	239,971	247,407	215,135		1,013,355

Additions to non-current assets	5	1	17	1	81	1,236	0		1,341

1  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies. Refer to Note 1b for more information.  2  In 2014, net interest income and non-interest income figures for the year ended 31 December 2013 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 374 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 374 million with a corresponding decrease in non-interest income.  3  Impairments of financial investments available-for-sale for the year ended 31 December 2013 were as follows: Wealth Management CHF 10 million, Global Asset Management CHF 3 million, Investment Bank CHF 20 million, Corporate Center – Non-core and Legacy Portfolio CHF 8 million.  4  Refer to Note 24 for more information on own credit in Corporate Center – Core Functions.  5  Refer to Note 17 for more information.  6  Refer to Note 32 for information on restructuring charges.

589

Financial information

Notes to the UBS AG consolidated financial statements

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Core Functions	Non-core and Legacy Portfolio

For the year ended 31 December 2012

Net interest income	1,951	792	2,186	(21)	834	(229)[2]	465	[2]	5,978

Non-interest income	5,089	5,099	1,569	1,904	6,310	(1,461)[2]	1,051	[2]	19,563

Income[3,4]	7,040	5,891	3,756	1,883	7,144	(1,689)	1,516		25,541

Credit loss (expense)/recovery	1	(14)	(27)	0	0	0	(78)		(118)

Total operating income	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439		25,423

Personnel expenses	2,865	4,252	1,287	885	4,539	282	628		14,737

General and administrative expenses	1,360	893	857	395	2,312	1,696 [5]	1,141		8,653

Services (to)/from other business divisions	243	(15)	(370)	(10)	(202)	21	335		0

Depreciation and impairment of property and equipment	159	100	128	37	214	9	41		689

Impairment of goodwill[6]	0	0	0	0	0	0	3,030		3,030

Amortization and impairment of intangible assets[6]	7	51	0	8	13	0	28		106

Total operating expenses[7]	4,634	5,281	1,901	1,314	6,877	2,008	5,202		27,216

Operating profit/(loss) before tax	2,407	597	1,827	569	267	(3,698)	(3,764)		(1,794)

Tax expense/(benefit)									461

Net profit/(loss)									(2,255)

Additional Information

Total assets	104,620	43,948	145,320	12,916	261,511	262,857	428,625		1,259,797

Additions to non-current assets	4	1	45	12	62	1,032	0		1,158

1  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies. Refer to Note 1b for more information.  2  In 2014, net interest income and non-interest income figures for the year ended 31 December 2012 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 276 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 276 million with a corresponding decrease in non-interest income.  3  Impairments of financial investments available-for-sale for the year ended 31 December 2012 were as follows: Global Asset Management CHF 4 million, Investment Bank CHF 12 million, Corporate Center – Core Functions CHF 2 million, Corporate Center – Non-core and Legacy Portfolio CHF 67 million.  4  Refer to Note 24 for more information on own credit in Corporate Center – Core Functions.  5  Includes charges of approximately CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.  6  Refer to Note 17 for more information.  7  Refer to Note 32 for information on restructuring charges.

Financial information

Note 2b Segment reporting by geographic location

The operating regions shown in the table below, i.e., Americas, Asia Pacific, Europe, Middle East and Africa, and Switzerland, correspond to the management structure of UBS AG from a regional perspective. The allocation of operating income to these regions reflects, and is consistent with, the basis on which the business is managed and performance evaluated. These allocations involve assumptions and judgments which management considers to be reasonable. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, with global clients being split into relevant countries and trading and portfolio management revenues attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the country and regional Presidents. Certain revenues, such as those related to the Corporate Center – Non-core and Legacy Portfolio, are managed at a Group level. These revenues are included in the Global line.

The geographic analysis of non-current assets is based on the location of the entity in which the assets are recorded.

è	Refer to Note 1b for more information on changes to segment reporting by geographic location

For the year ended 31 December 2014
	Total operating income		Total non-current assets
	CHF billion	Share %	CHF billion	Share %
Americas	10.7	38	7.0	48

of which: USA	10.1	36	6.6	45

Asia Pacific	4.6	16	0.4	3

Europe, Middle East and Africa	6.8	24	1.5	10

Switzerland	6.8	24	5.6	38

Global	(0.9)	(3)	0.0	0

Total	28.0	100	14.6	100

For the year ended 31 December 2013
	Total operating income		Total non-current assets
	CHF billion	Share %	CHF billion	Share %
Americas	10.2	37	6.1	46

of which: USA	9.6	35	5.6	43

Asia Pacific	4.5	16	0.4	3

Europe, Middle East and Africa	6.6	24	1.5	11

Switzerland	6.8	25	5.3	40

Global	(0.4)	(1)	0.0	0

Total	27.7	100	13.1	100

For the year ended 31 December 2012
	Total operating income		Total non-current assets
	CHF billion	Share %	CHF billion	Share %
Americas	9.5	37	6.2	46

of which: USA	8.9	35	5.8	43

Asia Pacific	3.5	14	0.4	3

Europe, Middle East and Africa	6.4	25	1.5	11

Switzerland	6.9	27	5.3	40

Global	(0.8)	(3)	0.0	0

Total	25.4	100	13.3	100

Financial information

Notes to the UBS AG consolidated financial statements

Income statement notes

Note 3 Net interest and trading income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13

Net interest and trading income

Net interest income	6,555	5,786	5,978	13

Net trading income	3,841	5,130	3,526	(25)

Total net interest and trading income	10,396	10,915	9,504	(5)

Wealth Management	2,845	2,868	2,728	(1)

Wealth Management Americas	1,352	1,323	1,265	2

Retail & Corporate	2,536	2,485	2,467	2

Global Asset Management	0	9	9	(100)

Investment Bank	4,554	5,015	3,574	(9)

of which: Corporate Client Solutions[1]	1,047	1,142	706	(8)

of which: Investor Client Services[1]	3,507	3,873	2,868	(9)

Corporate Center	(892)	(784)	(540)	14

of which: Core Functions	(29)	(1,045)	(1,992)	(97)

of which: own credit on financial liabilities designated at fair value[2]	292	(283)	(2,202)

of which: Non-core and Legacy Portfolio	(864)	261	1,452

Total net interest and trading income	10,396	10,915	9,504	(5)

Net interest income

Interest income

Interest earned on loans and advances[3]	8,722	8,686	9,323	0

Interest earned on securities borrowed and reverse repurchase agreements	752	852	1,413	(12)

Interest and dividend income from trading portfolio	3,196	2,913	4,482	10

Interest income on financial assets designated at fair value	208	364	369	(43)

Interest and dividend income from financial investments available-for-sale	315	322	381	(2)

Total	13,194	13,137	15,968	0

Interest expense

Interest on amounts due to banks and customers	708	893	1,433	(21)

Interest on securities lent and repurchase agreements	827	829	1,208	0

Interest expense from trading portfolio[4]	1,804	1,846	2,442	(2)

Interest on financial liabilities designated at fair value	919	1,197	1,744	(23)

Interest on debt issued	2,382	2,586	3,163	(8)

Total	6,639	7,351	9,990	(10)

Net interest income	6,555	5,786	5,978	13

1  In 2014, comparative period figures were corrected. As a result, net interest and trading income for Investment Bank Corporate Client Solutions increased by CHF 107 million and CHF 131 million for 2013 and 2012, respectively, with an equal and offsetting decrease for Investment Bank Investor Client Services.  2  Refer to Note 24 for more information on own credit.  3  Includes interest income on impaired loans and advances of CHF 15 million for 2014, CHF 15 million for 2013 and CHF 16 million for 2012.  4  Includes expense related to dividend payment obligations on trading liabilities.

Financial information

Note 3 Net interest and trading income (continued)

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13

Net trading income

Investment Bank Corporate Client Solutions[1]	293	422	389	(31)

Investment Bank Investor Client Services[1]	2,780	3,707	2,351	(25)

Other business divisions and Corporate Center	768	1,002	786	(23)

Net trading income	3,841	5,130	3,526	(25)

of which: net gains/(losses) from financial assets designated at fair value	(81)	99	420

of which: net gains/(losses) from financial liabilities designated at fair value[2,3]	(2,380)	(2,056)	(6,493)	16

1  In 2014, comparative period figures were corrected. As a result, net trading income for Investment Bank Corporate Client Solutions decreased by CHF 123 million for 2013, with an equal and offsetting increase for Investment Bank Investor Client Services.  2  Refer to Note 24 for more information on own credit.  3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Net trading income in 2013 included a gain of CHF 431 million from the valuation of the option to acquire the SNB StabFund’s equity, reflected in the line Other business divisions and Corporate Center, compared with a gain of CHF 526  million in 2012. The option was exercised in 2013.

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Underwriting fees	1,470	1,374	1,539	7

of which: equity underwriting fees	947	850	807	11

of which: debt underwriting fees	522	524	732	0

M&A and corporate finance fees	731	613	679	19

Brokerage fees	3,918	4,035	3,836	(3)

Investment fund fees	3,717	3,803	3,626	(2)

Portfolio management and advisory fees	7,343	6,625	5,895	11

Other	1,760	1,725	1,698	2

Total fee and commission income	18,940	18,176	17,273	4

Brokerage fees paid	818	839	871	(3)

Other	1,045	1,050	1,006	0

Total fee and commission expense	1,863	1,889	1,876	(1)

Net fee and commission income	17,076	16,287	15,396	5

of which: net brokerage fees	3,100	3,196	2,965	(3)

593

Financial information

Notes to the UBS AG consolidated financial statements

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Associates and subsidiaries

Net gains/(losses) from disposals of subsidiaries[1]	56	111	(7)	(50)

Net gains/(losses) from disposals of investments in associates	69	0	0

Share of net profits of associates	94	49	88	92

Total	219	160	81	37

Financial investments available-for-sale

Net gains/(losses) from disposals	219	209	393	5

Impairment charges	(76)	(41)	(85)	85

Total	143	168	308	(15)

Net income from properties (excluding net gains/losses from disposals)[2]	30	35	35	(14)

Net gains/(losses) from investment properties at fair value[3]	2	(16)	4

Net gains/(losses) from disposals of properties held for sale	44	291	128	(85)

Net gains/(losses) from disposals of loans and receivables	39	53	(11)	(26)

Other	155	(111)	97

Total other income	632	580	641	9

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.  2  Includes net rent received from third parties and net operating expenses.  3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Salaries[1]	6,269	6,268	6,814	0

Variable compensation – performance awards[2]	2,820	2,986	3,000	(6)

of which: guarantees for new hires	48	76	134	(37)

Variable compensation – other[2]	466	288	367	62

of which: replacement payments[3]	81	78	109	4

of which: forfeiture credits	(70)	(146)	(174)	(52)

of which: severance payments[4]	162	114	303	42

of which: retention plan and other payments	292	242	128	21

Contractors	234	190	214	23

Social security	791	792	768	0

Pension and other post-employment benefit plans[5]	711	887	18	(20)

Wealth Management Americas: Financial advisor compensation[2,6]	3,385	3,140	2,873	8

Other personnel expenses	605	631	682	(4)

Total personnel expenses[7]	15,280	15,182	14,737	1

1  Includes role-based allowances.  2  Refer to Note 29 for more information.  3  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS AG.  4  Includes legally obligated and standard severance payments.  5  2014 included credits of CHF 41 million related to changes to retiree benefit plans in the US. 2012 included a credit of CHF 730 million related to changes to the Swiss pension plan and a credit of CHF 116 million related to changes to retiree medical and life insurance benefit plans in the US. Refer to Note 28 for more information.  6  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.  7  Included net restructuring charges of CHF 327 million, CHF 156 million and CHF 358 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to Note 32 for more information.

Financial information

Note 7 General and administrative expenses

	For the year ended			% change from
CHF million	31.12.14	31.12.13	31.12.12	31.12.13
Occupancy	1,005	1,044	1,074	(4)

Rent and maintenance of IT and other equipment	479	458	473	5

Communication and market data services	608	609	632	0

Administration	608	638	636	(5)

Marketing and public relations	468	478	528	(2)

Travel and entertainment	458	451	450	2

Professional fees	1,306	1,032	908	27

Outsourcing of IT and other services	1,603	1,340	1,357	20

Provisions for litigation, regulatory and similar matters[1,2]	2,594	1,701	2,549	52

Other[3]	248	628	47	(61)

Total general and administrative expenses[4]	9,377	8,380	8,653	12

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 10 million, CHF 15 million and CHF 12 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. A portion (CHF 58 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for 2014 as presented in Note 22a was recorded as other income rather than as general and administrative expenses.  2  Refer to Note 22 for more information.  3  2014 included a net charge of CHF 120 million related to certain disputed receivables. 2013 included a charge of CHF 110 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.  4  Included net restructuring charges of CHF 319 million, CHF 548 million and CHF 0 million for the years ended 31 December 2014, 31 December 2013 and 31 December 2012, respectively. Refer to Note 32 for more information.

Note 8 Income taxes

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12

Tax expense/(benefit)
Swiss
Current	46	93	95
Deferred	1,348	455	23
Foreign
Current	409	342	72
Deferred	(2,983)	(1,000)	271

Total income tax expense/(benefit)	(1,180)	(110)	461

Income tax expense/(benefit)

The Swiss current tax expense of CHF 46 million relates to taxable profits, against which no losses were available to offset, mainly earned by Swiss subsidiaries. The Swiss deferred tax expense of CHF 1,348 million mainly reflects the net decrease of deferred tax assets previously recognized in relation to tax losses carried forward.

The foreign current tax expense of CHF 409 million relates to taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset. The foreign net deferred tax benefit of CHF 2,983 million primarily reflects an increase of deferred tax assets relating to the US.

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are listed in the table on the following page.

Financial information

Notes to the UBS AG consolidated financial statements

Note 8 Income taxes (continued)

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Operating profit/(loss) before tax	2,469	3,272	(1,794)
of which: Swiss	1,181	3,323	4,040
of which: Foreign	1,288	(51)	(5,834)

Income tax at Swiss tax rate of 21%	519	687	(377)

Increase/(decrease) resulting from:
Foreign tax rates differing from Swiss tax rate	68	(305)	(680)
Tax effects of losses not recognized	325	58	184
Previously unrecognized tax losses now utilized	(285)	(419)	(1,342)
Non-taxable and lower taxed income	(384)	(624)	(417)
Non-deductible expenses and additional taxable income	1,069	1,245	2,205
Adjustments related to prior years – current tax	5	(32)	(216)
Adjustments related to prior years – deferred tax	(9)	6	1
Change in deferred tax valuation allowances	(2,373)	(859)	1,071
Adjustments to deferred tax balances arising from changes in tax rates	(183)	107	7
Other items	68	28	25

Income tax expense/(benefit)	(1,180)	(110)	461

The following is an explanation of the items included as differences between the expected tax expense at the Swiss tax rate applied to operating profit before tax and the actual income tax benefit:

Foreign tax rates differing from Swiss tax rate

To the extent that profits or losses arise outside Switzerland, the applicable local tax rate may differ from the Swiss tax rate. This item reflects, for such profits or losses, an adjustment from the tax expense/benefit that would arise at the Swiss tax rate and the tax expense/benefit that would arise at the applicable local tax rate. A tax expense arises in the year in relation to entities, which have profits and also local tax rates in excess of the Swiss tax rate.

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year, which are not recognized as deferred tax assets. Consequently, no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Previously unrecognized tax losses now utilized

This item relates to taxable profits of the year, which are offset by tax losses of previous years, for which no deferred tax assets were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits. Therefore, the tax expense calculated by applying the local rate on those profits is reversed.

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

Adjustments related to prior years – deferred tax

This item relates to adjustments to deferred tax positions recognized in prior years, for example, if a tax loss for a year is fully recognized and the amount of the tax loss agreed with the tax authorities is expected to differ from the amount previously recognized as deferred tax assets in the accounts.

Financial information

Note 8 Income taxes (continued)

Change in deferred tax valuation allowances

This item includes revaluations of deferred tax assets previously recognized resulting from reassessments of expected future taxable profits. It also includes changes in temporary differences in the year, for which deferred tax is not recognized. The amount in the year mainly relates to the upward revaluation of deferred tax assets referred to above.

Adjustments to deferred tax balances arising from changes in tax rates

This item relates to re-measurements of deferred tax assets and liabilities recognized due to changes in tax rates. These have the effect of changing the future tax saving that is expected from tax losses or deductible tax differences and therefore the amount of deferred tax assets recognized or, alternatively, changing the tax cost of additional taxable income from taxable temporary differences and therefore the deferred tax liability.

Other items

Other items include other differences between profit or losses at the local tax rate and the actual local tax expense or benefit, including increases in provisions for uncertain positions in relation to the current year, interest accruals for such provisions in relation to prior years and other items.

Tax in equity

Certain tax expenses and benefits were recognized directly in equity. These included an expense of CHF 196 million for cash flow hedges (2013: benefit of CHF 393 million), an expense of CHF 52 million for financial investments available-for-sale (2013: benefit of CHF 71 million), an expense of CHF 7 million for foreign currency translation gains and losses (2013: benefit of CHF 5 million) and a benefit of CHF 246 million for defined benefit pension plans (2013: expense of CHF 239 million) recognized in other comprehensive income. In addition, they included a benefit of CHF 3 million recognized in share premium (2013: benefit of CHF 91 million). In addition, there were net foreign currency translation movements related to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than Swiss francs.

Deferred tax assets and liabilities

UBS AG has deferred tax assets related to tax loss carry-forwards and other items as shown in the table below. Deferred tax assets of CHF 1,378 million (CHF 4,484 million as of 31 December 2013) are recognized by entities consolidated by UBS AG, which incurred losses in either the current or preceding year.

The valuation allowance reflects deferred tax assets which are not recognized because it is not considered probable that future taxable profits will be available to utilize the related tax loss carry-forwards and deductible temporary differences.

CHF million	31.12.14			31.12.13
Deferred tax assets[1]	Gross	Valuation allowance	Recognized	Gross	Valuation Allowance	Recognized
Tax loss carry-forwards	29,727	(22,271)	7,456	28,801	(22,534)	6,267

Temporary differences	4,869	(1,264)	3,605	3,850	(1,272)	2,577

of which: related to compensation and benefits	1,424	(317)	1,107	1,290	(415)	875

of which: related to trading assets	1,459	(61)	1,398	831	(84)	747

of which: other	1,986	(886)	1,100	1,729	(773)	956

Total deferred tax assets	34,596	(23,535)	11,060	32,651	(23,807)	8,845

Deferred tax liabilities
Goodwill and intangible assets			32			37

Financial investments			13			0

Investments in associates and other			35			21

Total deferred tax liabilities			80			59

1  Less deferred tax liabilities as applicable

597

Financial information

Notes to the UBS AG consolidated financial statements

Note 8 Income taxes (continued)

The net increase in recognized deferred tax assets during 2014 was affected by UBS AG’s reassessment of its approach for taking forecasted future profit into account for these purposes. Based on the performance of our businesses, UBS AG has extended the forecast period for taxable profits to six years from five. In addition, UBS AG considers other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and its confidence level in assessing the probability of taxable profit beyond the current outlook period.

As of 31 December 2014, tax loss carry-forwards totaling CHF 68,869 million (31 December 2013: CHF 69,962 million), which are not recognized as deferred tax assets, were available to be offset against future taxable profits. These tax losses expire as outlined in the table below.

Unrecognized tax loss carry-forwards
CHF million	31.12.14	31.12.13
Within 1 year	9,341	0

From 2 to 5 years	43	10,683

From 6 to 10 years	613	189

From 11 to 20 years	39,899	40,579

No expiry	18,973	18,512

Total	68,869	69,962

In general, Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. UBS AG provides for deferred income tax on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. As of 31 December 2014, no such earnings were considered indefinitely invested.

598

Financial information

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.14	31.12.13	31.12.12	31.12.13

Basic earnings (CHF million)

Net profit/(loss) attributable to UBS AG shareholders	3,502	3,172	(2,480)	10

Diluted earnings (CHF million)

Net profit/(loss) attributable to UBS AG shareholders	3,502	3,172	(2,480)	10

Less: (profit)/loss on UBS AG equity derivative contracts	0	0	(1)

Net profit/(loss) attributable to UBS AG shareholders for diluted EPS	3,502	3,172	(2,481)	10

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,767,459,778	3,763,076,788	3,754,112,403	0

Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	73,654,112	81,111,217	126,261	(9)

Weighted average shares outstanding for diluted EPS	3,841,113,890	3,844,188,005	3,754,238,664	0

Earnings per share (CHF)

Basic	0.93	0.84	(0.66)	11

Diluted	0.91	0.83	(0.66)	10

Shares outstanding

Shares issued	3,844,560,913	3,842,002,069	3,835,250,233	0

Treasury shares	2,115,255	73,800,252	87,879,601	(97)

Shares outstanding	3,842,445,658	3,768,201,817	3,747,370,632	2

Exchangeable shares	0	246,042	418,526	(100)

Shares outstanding for EPS	3,842,445,658	3,768,447,859	3,747,789,158	2

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	31.12.14	31.12.13	31.12.12	31.12.13

Potentially dilutive instruments

Employee share-based compensation awards	0	117,623,624	233,256,208	(100)

Other equity derivative contracts	0	16,517,384	15,386,605	(100)

SNB warrants[1]	0	0	100,000,000

Total	0	134,141,008	348,642,813	(100)

1  These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS AG transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS AG granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In 2013, these warrants were terminated following the full repayment of the loan.

Financial information

Notes to the UBS AG consolidated financial statements

Balance sheet notes: assets

Note 10 Due from banks and loans (held at amortized cost)

CHF million	31.12.14	31.12.13

By type of exposure

Due from banks, gross	13,347	13,936

of which: due from central banks	648	2,407

Allowance for credit losses	(13)	(15)

Other allowances	0	(47)

Due from banks, net	13,334	13,874

Loans, gross

Residential mortgages	142,380	137,370

Commercial mortgages	22,368	22,716

Lombard loans	108,230	86,820

Other loans[1]	39,152	34,893

Finance lease receivables[2]	1,101	1,053

Securities[3]	3,448	4,813

Subtotal	316,679	287,665

Allowance for credit losses	(695)	(671)

Other allowances	0	(35)

Loans, net	315,984	286,959

Total due from banks and loans, net[4]	329,317	300,832

1  Includes corporate loans.  2  In 2014, changes in the presentation of this Note were made. Finance lease receivables are now presented as a separate line item. Previously, these were included in the line item Other loans. Prior period information was adjusted accordingly. Refer to Note 33b for more information.  3  Includes securities reclassified from held-for-trading. Refer to Note 1a item 10 and Note 27 for more information.  4  Refer to “Maximum exposure to credit risk” in the “Risk management and control” section of this report for information on collateral and credit enhancements.

Financial information

Note 11 Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments

UBS AG enters into collateralized reverse repurchase and repurchase agreements, securities borrowing and securities lending transactions and derivative transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. UBS AG manages credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to UBS AG when deemed necessary.

è	Refer to Note 26 for more information

Balance sheet assets

		31.12.14			31.12.13
CHF million	Cash collateral on securities borrowed	Reverse repurchase agreements	Cash collateral receivables on derivative instruments	Cash collateral on securities borrowed	Reverse repurchase agreements	Cash collateral receivables on derivative instruments
By counterparty

Banks	10,517	13,746	10,265	10,495	34,729	8,982

Customers	13,546	54,668	20,713	17,001	56,834	17,566

Total	24,063	68,414	30,979	27,496	91,563	26,548

Balance sheet liabilities

		31.12.14			31.12.13
CHF million	Cash collateral on securities lent	Repurchase agreements	Cash collateral payables on derivative instruments	Cash collateral on securities lent	Repurchase agreements	Cash collateral payables on derivative instruments
By counterparty

Banks	7,041	5,174	20,895	8,805	3,953	26,166

Customers	2,138	6,644	21,477	686	9,858	18,341

Total	9,180	11,818	42,372	9,491	13,811	44,507

Financial information

Notes to the UBS AG consolidated financial statements

Note 12 Allowances and provisions for credit losses

CHF million
By movement	Specific allowances	Collective allowances	Total allowances	Provisions [1]	Total 31.12.14	Total 31.12.13

Balance at the beginning of the year	669	20	688	61	750	794

Write-offs/usage of provisions	(151)	(1)	(153)	(1)	(154)	(128)

Recoveries	29	0	29	0	29	45

Increase/(decrease) recognized in the income statement[2]	138	(11)	127	(49)	78	50

Reclassifications	(10)	0	(10)	10	0	0

Foreign currency translation	18	0	19	3	21	(9)

Other	11	0	11	0	11	(3)

Balance at the end of the year	704	8	711	23	735	750

1 Represents provisions for loan commitments and guarantees. Refer to Note 22 for more information. Refer to the “Financial and operating performance” section of this report for the maximum irrevocable amount of loan commitments and guarantees.  2  Excludes an impairment charge of CHF 166 million related to certain disputed receivables. Including this, total impairment charges related to financial instruments were CHF 244 million in 2014.

By balance sheet line	Specific allowances	Collective allowances	Total allowances	Provisions	Total 31.12.14	Total 31.12.13

Due from banks	13	0	13		13	15

Loans	687	8	695		695	671

Cash collateral on securities borrowed	4	0	4		4	2

Provisions[1]				23	23	61

Balance at the end of the year	704	8	711	23	735	750

1 Represents provisions for loan commitments and guarantees.

Financial information

Note 13 Trading portfolio

CHF million	31.12.14	31.12.13

Trading portfolio assets by issuer type[1]

Debt instruments

Government and government agencies	16,625	16,073

of which: Switzerland	293	352

of which: USA	3,816	3,657

of which: Australia	2,307	1,312

of which: United Kingdom	2,103	424

of which: Germany	1,280	1,192

of which: South Korea	1,080	1,482

of which: Italy	1,041	1,603

Banks	4,342	5,039

Corporates and other	24,252	25,407

Total debt instruments	45,219	46,519

Equity instruments	69,763	51,881

Financial assets for unit-linked investment contracts	17,410	15,849

Financial assets held for trading	132,392	114,249

Precious metals and other physical commodities	5,764	8,599

Total trading portfolio assets	138,156	122,848

Trading portfolio liabilities by issuer type[1]

Debt instruments

Government and government agencies	8,716	8,222

of which: Switzerland	232	173

of which: USA	2,987	2,508

of which: Australia	1,087	573

of which: United Kingdom	631	516

of which: Germany	335	308

of which: South Korea	43	15

of which: Italy	569	1,140

Banks	743	823

Corporates and other	2,591	2,453

Total debt instruments	12,050	11,498

Equity instruments	15,908	15,111

Total trading portfolio liabilities	27,958	26,609

1 Refer to Note 24e for more information on product type and fair value hierarchy categorization.

Financial information

Notes to the UBS AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting

Derivatives: overview

A derivative is a financial instrument, the value of which is derived from the value of one or more variables (underlyings). Underlyings may be indices, exchanges or interest rates, or the value of shares, commodities, bonds or other financial instruments. A derivative commonly requires little or no initial net investment by either counterparty to the trade.

The majority of derivative contracts are negotiated with respect to notional amounts, tenor, price and settlement mechanisms, as is customary with other financial instruments.

Over-the-counter (OTC) derivative contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master agreement between UBS AG and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. The industry continues to promote the use of central counterparties (CCP) to clear OTC trades. The trend toward CCP clearing and settlement will generally facilitate the reduction of systemic credit exposures.

Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on organized exchanges. These are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value, and consequently reduced credit risk.

For presentation purposes, UBS AG is subject to the IFRS netting provisions for derivative contracts. Derivative instruments are measured at fair value and generally classified as Positive replacement values and Negative replacement values on the face of the balance sheet. However, ETD derivatives which are economically settled on a daily basis and certain OTC derivatives which qualify for IFRS netting and are in substance net settled on a daily basis are classified as Cash collateral receivables on derivative instruments or Cash collateral payables on derivative instruments. Changes in the replacement values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

è	Refer to Note 1a item 15 for more information

Valuation principles and techniques applied in the measurement of derivative instruments are discussed in Note 24. Positive replacement values represent the estimated amount UBS AG would receive if the derivative contract were sold on the balance sheet date. Negative replacement values indicate the estimated amount UBS AG would pay to transfer its obligations in respect of the underlying contract, were it required or entitled to do so on the balance sheet date.

Derivatives embedded in other financial instruments are not included in the table “Derivative instruments” within this Note.

Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract. In cases where UBS AG applies the fair value option to hybrid instruments, bifurcation of an embedded derivative component is not required and as such, this component is also not included in the table “Derivative instruments.”

è	Refer to Notes 20 and 24 for more information

Types of derivative instruments

UBS AG uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below, UBS AG is engaged in extensive high-volume market-making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in Note 24.

The main types of derivative instruments used by UBS AG are:
–

Swaps: Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Cross-currency swaps involve the exchange of interest payments based on two different currency notional amounts and reference interest rates and generally also entail exchange of notional amounts at the start or end of the contract. Most cross-currency swaps are traded in the OTC market.

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

The main products and underlyings used by UBS AG are:
–	Interest rate contracts: Interest rate products include interest rate swaps, forward rate agreements, swaptions and caps and floors.
–

Credit derivative contracts: Credit default swaps (CDS) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following the occurrence of a contractually defined credit event with respect to a specified

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

third-party credit entity. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity, and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is generally terminated. More information on credit derivatives is included in a separate section on the following pages. Total return swaps (TRS) are structured with one party making payments based on a set rate, either fixed or variable, plus any negative changes in fair value of an underlying asset, and the other party making payments based on the return of the asset, which includes both income it generates and any positive changes in its fair value.

–

Foreign exchange contracts: Foreign exchange contracts include spot, forward and cross-currency swaps and options and warrants. Forward purchase and sale currency contracts are typically executed to meet client needs and for trading and hedging purposes.

–

Equity/index contracts: UBS AG uses equity derivatives linked to single names, indices and baskets of single names and indices. The indices used may be based on a standard market index, or may be defined by UBS AG. The product types traded include vanilla listed derivatives, both options and futures, total return swaps, forwards and exotic OTC contracts.

–

Commodities contracts: UBS AG has an established commodity derivatives trading business, which includes the commodity index and structured commodities business. The index and structured business are client facilitation businesses trading exchange-traded funds, OTC swaps and options on commodity indices and individual underlying commodities. The underlying indices cover third-party and UBS AG owned indices such as the UBS Bloomberg Constant Maturity Commodity Index and the Bloomberg Commodity Indices. All of the trading is cash-settled with no physical delivery of the underlying. UBS AG also has an established precious metals business in both flow and non-vanilla OTC products incorporating both physical and non-physical trading. The flow business is investor led and products include ETD, vanilla OTC and certain non-vanilla OTC. The vanilla OTC are in forwards, swaps and options.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is predominantly managed and controlled as an integral part of the market risk of these portfolios. UBS AG’s approach to market risk is described in the audited portions of Market risk in the “Risk management and control” section of this report.

Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of UBS AG’s overall credit exposure to each counterparty. UBS AG’s approach to credit risk is described in the audited portions of Credit risk in the “Risk management and control” section of this report. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of UBS AG’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of UBS AG’s credit exposure in its derivatives business with that counterparty. This is, for example, because on one hand, replacement values can increase over time (potential future exposure), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements. Both the exposure measures used internally by UBS AG to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS AG’s balance sheet include netting in accordance with IFRS requirements (refer to Note 1a item 35), which is generally more restrictive than netting in accordance with Swiss federal banking law. Swiss federal banking law netting is generally based on close-out netting arrangements that are enforceable in case of insolvency.

è	Refer to Note 26 for more information on the values of positive and negative replacement values after consideration of netting potential allowed under enforceable netting arrangements

605

Financial information

Notes to the UBS AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

Derivative instruments1

	31.12.14					31.12.13
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3], [5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3], [5]
Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts[6]	0.1	49.0	0.2	55.9	2,622.8	0.2	123.7	0.2	107.1	1,944.2

Swaps	91.8	1,323.4	83.7	1,233.4	10,244.3	105.3	2,427.5	92.8	2,297.7	13,779.6

Options	31.7	799.8	33.9	790.3	0.0	25.2	928.8	25.3	900.3	0.0

Exchange-traded contracts

Futures					446.0					492.0

Options	0.0	15.7	0.0	4.9	134.7	0.0	0.2	0.1	1.8	287.5

Agency transactions[7]	0.1		0.1			0.1		0.0

Total	123.7	2,187.9	117.9	2,084.5	13,447.7	130.7	3,480.1	118.4	3,306.9	16,503.3

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	11.1	238.1	11.3	245.8	0.0	22.9	641.1	21.3	630.9	0.0

Total return swaps	0.4	3.8	0.4	5.1	0.0	0.2	3.1	0.2	3.1	0.0

Options and warrants	0.0	6.5	0.0	1.6	0.0	0.0	3.6	0.0	0.1	0.0

Total	11.5	248.4	11.7	252.4	0.0	23.1	647.8	21.5	634.0	0.0

Foreign exchange contracts
Over-the-counter (OTC) contracts

Forward contracts	20.6	817.6	19.2	741.4	0.0	12.4	661.2	13.4	667.9	0.0

Interest and currency swaps	62.2	1,626.3	62.3	1,554.0	0.0	54.2	1,924.0	57.4	1,858.1	0.0

Options	15.6	667.3	16.0	601.4	0.0	9.3	494.0	9.4	455.5	0.0

Exchange-traded contracts

Futures					14.8					7.2

Options	0.0	4.9	0.1	3.7	0.0	0.0	5.4	0.0	6.1	0.0

Agency transactions[7]	0.0		0.0			0.1		0.1

Total	98.4	3,116.2	97.6	2,900.5	14.8	76.0	3,084.4	80.3	2,987.6	7.2

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0

Swaps	3.4	58.5	4.7	70.0	0.0	3.2	45.9	4.6	59.2	0.0

Options	6.4	71.7	8.9	115.4	0.0	7.7	74.7	9.3	103.1	0.0

Exchange-traded contracts

Futures					27.9					25.7

Options	4.8	109.4	4.8	124.2	10.1	5.6	110.8	6.5	112.4	7.2

Agency transactions[7]	4.9		4.8			4.0		4.0

Total	19.5	239.6	23.3	309.6	38.0	20.6	231.4	24.4	274.7	32.9

Table continues on the next page.

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

Derivative instruments1 (continued)

Table continued from previous page.

	31.12.14					31.12.13
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3], [5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3], [5]
Commodity contracts

Over-the-counter (OTC) contracts

Forward contracts	0.3	4.6	0.3	4.4	0.0	0.6	4.5	0.4	3.5	0.0

Swaps	0.9	13.8	0.5	7.9	0.0	0.9	14.9	0.9	11.2	0.0

Options	0.9	12.5	0.7	9.8	0.0	1.0	12.9	0.9	9.4	0.0

Exchange-traded contracts

Futures					7.3					11.1

Forward contracts	0.0	6.5	0.1	5.3	0.0	0.0	9.7	0.1	8.2	0.0

Options	0.0	0.8	0.1	3.7	0.1	0.0	0.6	0.1	2.3	0.2

Agency transactions[7]	1.4		1.4			0.9		0.9

Total	3.6	38.1	3.2	31.1	7.3	3.5	42.7	3.2	34.6	11.3

Unsettled purchases of non-derivative financial investments[8]	0.1	11.4	0.2	12.9	0.0	0.1	19.6	0.1	8.9	0.0

Unsettled sales of non-derivative financial investments[8]	0.2	16.1	0.1	9.1	0.0	0.1	12.7	0.2	15.2	0.0

Total derivative instruments, based on IFRS netting[9]	257.0	5,857.8	254.1	5,600.2	13,507.9	254.1	7,518.8	248.1	7,261.9	16,554.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 December 2014, these derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion). As of 31 December 2013, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion).   2  PRV: Positive replacement value.  3  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.  4  NRV: Negative replacement value.  5  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and were not material for the periods presented.  6  Negative replacement values as of 31 December 2014 include CHF 0.0 billion related to derivative loan commitments (31 December 2013: CHF 0.0 billion). No notional amounts related to these replacement values are included in the table. The maximum irrevocable amount related to these commitments was CHF 4.5 billion as of 31 December 2014 (31 December 2013: CHF 7.1 billion).  7  Notional values of exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients are not disclosed due to their significantly different risk profile.  8  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.   9  Refer to Note 26 for more information on netting arrangements.

The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the reference against which changes in the value of the derivative are measured. Notional values, in themselves, are generally not a direct indication of the values which are exchanged between parties, and are therefore not a direct measure of risk or financial exposure, but are viewed as an indication of the scale of the different types of derivatives entered into by UBS AG.

The maturity profile of OTC interest rate contracts held as of 31 December 2014, based on notional values, was: approximately 45% (31 December 2013: 38%) mature within one year, 34% (31 December 2013: 38%) within one to five years and 22% (31 December 2013: 24%) after five years. Notional values of interest rate contracts cleared with a clearing house that qualify for IFRS balance sheet netting are presented under other notional values and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify, or reduce current or expected risks. Trading activities include market-making to directly support the facilitation and execution of client activity. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume.

Credit derivatives

UBS AG is an active dealer in the fixed income market, including CDS and related products, with respect to a large number of issuers’ securities. The primary purpose of these activities is for the benefit of UBS AG’s clients through market-making activities and for the ongoing hedging of trading book exposures.

607

Financial information

Notes to the UBS AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

Market-making activity, which is done within the Investment Bank, consists of buying and selling single-name CDS, index CDS, loan CDS and related referenced cash instruments to facilitate client trading activity. UBS AG also actively utilizes CDS to economically hedge specific counterparty credit risks in its accrual loan portfolio and off-balance sheet loan portfolio (including loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios.

In addition, UBS AG actively utilizes CDS to economically hedge specific counterparty credit risks in its OTC derivative portfolios including financial instruments which are designated at fair value through profit or loss.

During 2012, UBS AG announced an Investment Bank strategy change which resulted in a focus on certain types of client facilitation business and resulted in reduced market-making activity. As a result, CDS have increasingly been used for economic hedging purposes. In 2013, large portfolios of credit derivatives including structured credit products were transferred to and are now managed and reported in Corporate Center – Non Core. The majority of these positions have now been unwound through trade novations to other counterparties.

The tables below provide further details on credit protection bought and sold, including replacement and notional value information by instrument type and counterparty type. The value of protection bought and sold is not, in isolation, a measure of UBS AG’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDS, and in connection with collateral arrangements in place. On a notional value basis, credit protection bought and sold as of 31 December 2014 matures in a range of approximately 27% (31 December 2013: 22%) within one year, approximately 64% (31 December 2013: 72%) within one to five years and approximately 8% (31 December 2013: 6%) after five years.

Credit derivatives by type of instrument
	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single-name credit default swaps	5.9	4.0	173.3	3.0	5.6	148.8

Multi-name index linked credit default swaps	0.4	0.9	72.8	1.7	0.5	80.7

Multi-name other credit default swaps	0.1	0.3	4.8	0.0	0.1	3.4

Total rate of return swaps	0.1	0.3	5.4	0.3	0.2	3.5

Options and warrants	0.0	0.0	6.5	0.0	0.0	1.6

Total 31 December 2014	6.5	5.4	262.8	5.0	6.3	238.0

of which: credit derivatives related to economic hedges	3.2	5.0	245.5	4.6	3.0	220.5

of which: credit derivatives related to market-making	3.3	0.4	17.3	0.5	3.3	17.4

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single-name credit default swaps	6.6	12.0	487.9	10.4	4.6	450.6

Multi-name index linked credit default swaps	1.0	1.9	146.8	4.4	2.3	171.9

Multi-name other credit default swaps	0.4	0.4	9.4	0.1	0.2	5.3

Total rate of return swaps	0.2	0.1	5.4	0.0	0.1	0.8

Options and warrants	0.0	0.0	3.6	0.0	0.0	0.1

Total 31 December 2013	8.1	14.3	653.1	15.0	7.2	628.8

of which: credit derivatives related to economic hedges	7.8	14.1	644.3	14.7	6.9	620.6

of which: credit derivatives related to market-making	0.3	0.3	8.7	0.3	0.3	8.2

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

Credit derivatives by counterparty
	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	1.4	0.5	32.8	0.3	1.1	23.5

Banks	4.0	2.9	156.4	2.6	4.4	144.3

Central clearing counterparties	0.2	1.1	53.2	1.3	0.3	56.7

Other	0.9	0.9	20.4	0.8	0.5	13.5

Total 31 December 2014	6.5	5.4	262.8	5.0	6.3	238.0

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	1.6	2.9	146.9	3.0	1.5	138.0

Banks	4.7	8.9	377.0	9.0	4.6	370.7

Central clearing counterparties	0.5	1.8	101.2	2.3	0.7	102.2

Other	1.4	0.7	27.9	0.6	0.3	17.8

Total 31 December 2013	8.1	14.3	653.1	15.0	7.2	628.8

UBS AG’s credit derivatives are usually traded as OTC contracts. Since 2009, in line with the broader derivatives industry, a number of initiatives have been launched in both the US and Europe to establish CCP solutions for OTC CDS contracts with the aim of reducing counterparty risk. UBS AG, along with other dealer members, has continued to participate in these initiatives during 2014.

UBS AG’s CDS trades are documented using industry standard forms of documentation or equivalent terms documented in a bespoke (i.e., tailored) agreement. The agreements that govern CDS generally do not contain recourse provisions that would enable UBS AG to recover from third parties any amounts paid out by UBS AG (i.e., this is the case where a credit event occurs and UBS AG is required to make payment under a CDS).

The types of credit events that would require UBS AG to perform under a CDS contract are subject to agreement between the parties at the time of the transaction. However, nearly all transactions are traded using credit events that are applicable under certain market conventions based on the type of reference entity to which the transaction relates. Applicable credit events by market conventions include bankruptcy, failure to pay, restructuring, obligation acceleration and repudiation/moratorium.

Contingent collateral features of derivative liabilities

Certain derivative payables contain contingent collateral or termination features triggered upon a downgrade of the published credit rating of UBS AG in the normal course of business. Based on UBS AG’s credit ratings as of 31 December 2014, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 1.0 billion, CHF 2.8 billion and CHF 2.9 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively, in UBS AG’s long-term credit ratings, and a corresponding reduction in short-term ratings. In evaluating UBS AG’s liquidity requirements, UBS AG considers additional collateral or termination payments that would be required in the event of a reduction in UBS AG’s long-term credit ratings, and a corresponding reduction in short-term ratings.

Derivatives transacted for hedging purposes

Derivatives used for structural hedging

UBS AG enters into derivative transactions for the purposes of hedging risks inherent in assets, liabilities and forecast transactions. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

Derivative transactions that qualify and are designated as hedges for accounting purposes are described under the corresponding headings in this note (fair value hedges, cash flow hedges and hedges of net investments in foreign operations). UBS AG’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a item 15, under which terms used in the following sections are explained.

UBS AG has also entered into various hedging strategies utilizing derivatives for which hedge accounting has not been applied. These include interest rate swaps and other interest rate derivatives (e.g., futures) for day-to-day economic interest rate risk management purposes. In addition, UBS AG has used equity futures, options and, to a lesser extent, swaps for economic hedging in a variety of equity trading strategies to offset underlying equity and equity volatility exposure. UBS AG has also entered into CDS that provide economic hedges for credit risk exposures (refer to the

609

Financial information

Notes to the UBS AG consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

credit derivatives section). Fair value changes of derivatives that are part of economic relationships, but do not qualify for hedge accounting treatment, are reported in Net trading income, except for the forward points on certain short duration foreign exchange contracts which are reported in Net interest income.

Fair value hedges: interest rate risk related to debt issued

UBS AG’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g., non-structured fixed-rate bonds, covered bonds and subordinated debt) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were assets of CHF 2,236 million and liabilities of CHF 37 million as of 31 December 2014 and assets of CHF 1,588 million and liabilities of CHF 140 million as of 31 December 2013.

Fair value hedges of interest rate risk

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Gains/(losses) on hedging instruments	1,113	(1,123)	537

Gains/(losses) on hedged items attributable to the hedged risk	(1,111)	1,116	(581)

Net gains/(losses) representing ineffective portions of fair value hedges	2	(7)	(44)

Fair value hedges: portfolio interest rate risk related to loans

UBS AG also applies fair value hedge accounting to mortgage loan portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included within Other assets on the balance sheet. The fair values of outstanding interest rate derivatives designated for these hedges as of 31 December 2014 were liabilities of CHF 256 million (31 December 2013: assets of CHF 176 million and liabilities of CHF 716 million). The reduction in fair value of outstanding derivatives during 2014 was partly related to the hedge de-designation of certain interest rate derivatives.

Fair value hedge of portfolio of interest rate risk

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Gains/(losses) on hedging instruments	(694)	636	139

Gains/(losses) on hedged items attributable to the hedged risk	676	(625)	(159)

Net gains/(losses) representing ineffective portions of fair value hedges	(18)	11	(20)

Cash flow hedges of forecasted transactions

UBS AG is exposed to variability in future interest cash flows on non-trading financial assets, and liabilities that bear interest at variable rates or are expected to be refinanced or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of UBS AG, which is hedged with interest rate swaps, the maximum maturity of which is 14 years. The table on the following page shows forecasted principal balances on which expected interest cash flows arise as of 31 December 2014. Amounts shown represent, by time bucket, average assets and liabilities subject to forecasted cash flows designated as hedged items in cash flow hedge accounting relationships.

As of 31 December 2014, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 4,521 million assets and CHF 1,262 million liabilities (31 December 2013: CHF 4,770 million assets and CHF 2,275 million liabilities).

In 2014, a gain of CHF 87 million was recognized in Net trading income due to hedge ineffectiveness, compared with a loss of CHF 80 million in 2013 and a gain of CHF 158 million in 2012.

At the end of 2014 and 2013, a gain of CHF 265 million and a loss of CHF 18 million associated with terminated interest rate swaps were deferred in OCI, respectively. They will be removed from OCI when the previously hedged forecasted cash flows affect net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from OCI to Net interest income relating to de-designated swaps were a net gain CHF 51 million in 2014, a net gain of CHF 1 million in 2013 and a net gain of CHF 4 million in 2012.

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

Principal balances subject to cash flow forecasts

CHF billion	< 1 year	1–30 years	3–5 years	5–10 years	over 10 years
Assets	66	113	37	33	1

Liabilities	9	19	3	2	0

Net balance	57	94	34	32	1

Hedges of net investments in foreign operations

UBS AG applies hedge accounting for certain net investments in foreign operations. As of 31 December 2014, the positive replacement values and negative replacement values of FX derivatives (mainly FX swaps) designated as hedging instruments in net investment hedge accounting relationships were CHF 158 million and CHF 305 million, respectively (31 December 2013: positive replacement values of CHF 104 million and negative replacement values of CHF 102 million). As of 31 December 2014, the underlying hedged structural exposures in several currencies amounted to CHF 8.0 billion (31 December 2013: CHF 7.2 billion).

Hedges of structural FX exposures in currencies other than the US dollar may be comprised of two jointly designated derivatives as the foreign currency risk may be hedged against the US dollar first and then converted into Swiss francs, the presentation currency of UBS AG, as part of a separate FX derivative transaction. The aggregated notional amount of designated hedging derivatives as of 31 December 2014 was CHF 14.7 billion in total (31 December 2013: CHF 13.8 billion) including CHF 7.8 billion notional values related to US dollar versus Swiss franc swaps and CHF 6.9 billion notional values related to derivatives hedging foreign currencies (other than the US dollar) versus the US dollar. The effective portion of gains and losses of these FX swaps is transferred directly to OCI to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure resulting in the accumulation of FCT on the level of individual foreign branches and subsidiaries and hence on the total FCT OCI of UBS AG.

UBS AG designates certain non-derivative foreign currency financial assets and liabilities of foreign branches or subsidiaries as hedging instruments in net investment hedge accounting arrangements. The FX translation difference recorded in FCT OCI of the non-derivative hedging instrument of one foreign entity offsets the structural FX exposure of another foreign entity. Therefore, the aggregated FCT OCI of UBS AG is unchanged from this hedge designation. As of 31 December 2014, the nominal amount of non-derivative financial assets and liabilities designated as hedging instruments in such net investment hedges was CHF 14.3 billion and CHF 14.3 billion, respectively (31 December 2013: CHF 15.5 billion non-derivative financial assets and CHF 15.5 billion non-derivative financial liabilities).

No material ineffectiveness of hedges of net investments in foreign operations was recognized in the income statement in 2014, 2013 and 2012.

Undiscounted cash flows

The table below provides undiscounted cash flows of all derivative instruments designated in hedge accounting relationships. Interest rate swap cash flows include cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS AG as of 31 December 2014. The table includes derivatives traded on an exchange or through a clearing house where the change in fair value is settled each day, either in fact or in substance, through cash payment of variation margin.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)

CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]

Cash inflows	0	0	1	2	8	1	12

Cash outflows	0	0	0	1	5	1	7

FX swaps/forwards

Cash inflows	0	7	6	0	0	0	13

Cash outflows	0	7	6	0	0	0	14

Net cash flows	0	0	1	1	3	0	5

1  The table includes gross cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2014.

611

Financial information

Notes to the UBS AG consolidated financial statements

Note 15 Financial investments available-for-sale

CHF million	31.12.14	31.12.13

Financial investments available-for-sale by issuer type[1]

Debt instruments

Government and government agencies	45,334	50,761

of which: Switzerland	43	44

of which: USA	17,219	17,876

of which: Germany	10,145	6,733

of which: France	5,351	5,601

of which: United Kingdom	2,348	8,089

of which: Japan	1	4,865

Banks	8,490	4,983

Corporates and other	2,670	3,132

Total debt instruments	56,494	58,876

Equity instruments	664	649

Total financial investments available-for-sale	57,159	59,525

Unrealized gains – before tax	430	372

Unrealized (losses) – before tax	(64)	(196)

Net unrealized gains/(losses) – before tax	365	175

Net unrealized gains/(losses) – after tax	238	95

1 Refer to Note 24e for more information on product type and fair value hierarchy categorization.

Financial information

Note 16 Property and equipment

At historical cost less accumulated depreciation
CHF million	Own-used properties	Leasehold improvements	IT hardware and communication	Internally generated software[1]	Purchased software	Other machines and equipment	Projects in progress		31.12.14	31.12.13
Historical cost

Balance at the beginning of the year	7,970	2,677	2,205	1,259	459	769	799		16,136	16,428

Additions	38	21	270	8	58	38	1,257		1,690	1,244

Disposals/write-offs[2]	(115)	(92)	(221)	(25)	(18)	(46)	0		(518)	(871)

Reclassifications	(166)	281	4	260	3	44	(786)		(359)[7]	(488)

Foreign currency translation	29	173	119	24	35	42	72		493	(178)

Balance at the end of the year	7,756	3,060	2,377	1,525	536	847	1,341		17,442	16,136

Accumulated depreciation

Balance at the beginning of the year	4,485	1,894	1,841	965	408	547	0		10,140	10,524

Depreciation	186	179	215	130	30	58	0		799	734

Impairment[3]	2	8	1	7	0	1	0		19	81

Disposals/write-offs[2]	(114)	(86)	(184)	(25)	(18)	(46)	0		(474)	(756)

Reclassifications	(208)	(8)	0	0	1	(2)	0		(217)[7]	(319)

Foreign currency translation	15	134	102	11	31	34	0		326	(124)

Balance at the end of the year	4,365	2,120	1,976	1,089	452	592	0		10,593	10,140

Net book value at the end of the year[4,5]	3,391	940	402	436	85	255	1,341	[6]	6,849	5,996

1 In 2014, changes in the presentation of this Note were made. Internally generated software is now presented as a separate column. Previously, this was presented together with Purchased software.   2 Includes write-offs of fully depreciated assets.   3 Impairment charges recorded in 2014 relate to assets for which the recoverable amount was determined based on value-in-use (recoverable amount of the impaired assets: CHF 58 million Leasehold improvements, CHF 5 million Internally generated software).   4 As of 31 December 2014, contractual commitments to purchase property in the future amounted to approximately CHF 0.4 billion.   5 Includes CHF 104 million related to leased assets, mainly IT hardware and communication.   6 Includes CHF 1,045 million related to Internally generated software, CHF 172 million related to Own-used properties and CHF 119 million related to Leasehold improvements.   7 Reflects reclassifications to Properties held-for-sale (CHF 143 million on a net basis) reported within Other assets.

Investment properties at fair value

CHF million	31.12.14	31.12.13
Balance at the beginning of the year	10	99

Additions	0	7

Sales	0	0

Revaluations	1	(16)

Reclassifications	(7)	(81)

Foreign currency translation	1	0

Balance at the end of the year	5	10

Financial information

Notes to the UBS AG consolidated financial statements

Note 17 Goodwill and intangible assets

Introduction

UBS AG performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS AG considers the segments, as reported in Note 2, as separate cash-generating units (CGU). The impairment test is performed for each segment to which goodwill is allocated by comparing the recoverable amount, based on its value-in-use, to the carrying amount of the respective segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount. As of 31 December 2014, total goodwill recognized on the balance sheet was CHF 6.4 billion, of which CHF 1.4 billion, CHF 3.5 billion and CHF 1.5 billion was carried by Wealth Management, Wealth Management Americas and Global Asset Management, respectively. Based on the impairment testing methodology described below, UBS AG concluded that the goodwill balances as of 31 December 2014 allocated to these segments remain recoverable and thus were not impaired.

Methodology for goodwill impairment testing

The recoverable amounts are determined using a discounted cash flow model, which has been adapted to use inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five forecasted years and the terminal value. The terminal value, which covers all periods beyond the fifth year, is calculated on the basis of the forecast of fifth-year profit, the discount rate and the long-term growth rate and is adjusted for the effect of the capital assumed to be needed to support the perpetual growth implied by the long-term growth rate. The carrying amount for each segment is determined by reference to the Group’s equity attribution framework. Within this framework, which is described in the “Capital management” section of this report, the Board of Directors (BoD) attributes equity to the businesses after considering their risk exposure, risk-weighted assets and leverage ratio denominator usage, goodwill and intangible assets. The total amount of equity attributed to the business divisions can differ from UBS AG’s actual equity during a given period. The framework is primarily used for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equals the capital that a segment requires to conduct its business and is considered an appropriate starting point from which to determine the carrying value of the segments. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective CGU.

è	Refer to the “Capital management” section of this report for more information on the equity attribution framework

Assumptions

Valuation parameters used within UBS AG’s impairment test model are linked to external market information, where applicable. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to changes in the discount rates, and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term economic growth rates for different regions worldwide. Earnings available to shareholders are estimated based on forecast results, which are part of the business plan approved by the BoD.

The discount rates are determined by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of management. Based on this approach, the discount rate for the Investment Bank was decreased by one percentage point compared with last year. For the other CGU, the respective discount rates were unchanged.

Key assumptions used to determine the recoverable amounts of each segment are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 10%, the discount rates were changed by 1.0 percentage point and the long-term growth rates were changed by 0.5 percentage point. Under all scenarios, the recoverable amounts for each segment exceeded the respective carrying amount, such that the reasonably possible changes in key assumptions would not result in impairment.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of goodwill may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS AG shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the Basel capital framework, no impact would be expected on UBS AG’s total capital ratios.

Financial information

Note 17 Goodwill and intangible assets (continued)

Discount and growth rates

	Discount rates		Growth rates
In %	31.12.14	31.12.13	31.12.14	31.12.13
Wealth Management	9.0	9.0	1.7	1.7

Wealth Management Americas	9.0	9.0	2.4	2.4

Investment Bank	11.0	12.0	2.4	2.4

Global Asset Management	9.0	9.0	2.4	2.4

	Goodwill	Intangible assets
CHF million	Total	Infrastructure	Customer relationships, contractual rights and other	Total	31.12.14	31.12.13
Historical cost

Balance at the beginning of the year	5,842	678	763	1,441	7,283	7,417

Additions			17	17	17	79

Disposals			(1)	(1)	(1)	(35)

Foreign currency translation	526	78	54	131	657	(179)

Balance at the end of the year	6,368	756	833	1,589	7,957	7,283

Accumulated amortization and impairment

Balance at the beginning of the year	0	447	543	990	990	956

Amortization		35	45	80	80	79

Impairment[1]			2	2	2	3

Disposals			0	0	0	(28)

Foreign currency translation		54	45	99	99	(21)

Balance at the end of the year	0	536	635	1,171	1,171	990

Net book value at the end of the year	6,368	219	198	417	6,785	6,293

1 Impairment charges recorded in 2014 and 2013 relate to assets for which the recoverable amount was determined based on value-in-use (recoverable amount of the impaired assets: CHF 3 million for 2014 and CHF 5 million for 2013).

Financial information

Notes to the UBS AG consolidated financial statements

Note 17 Goodwill and intangible assets (continued)

The table below presents the disclosure of goodwill and intangible assets by segment for the year ended 31 December 2014.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Corporate Center		Total
CHF million					Core Functions	Non-core and Legacy Portfolio
Goodwill

Balance at the beginning of the year	1,281	3,131	44	1,386			5,842

Additions							0

Disposals							0

Impairment							0

Foreign currency translation	77	359	0	90			526

Balance at the end of the year	1,359	3,490	44	1,476			6,368

Intangible assets

Balance at the beginning of the year	50	267	90	25	15	3	451

Additions/transfers			3		17	(3)	17

Disposals			0				0

Amortization	(4)	(48)	(15)	(8)	(6)		(80)

Impairment	(1)			(1)			(2)

Foreign currency translation	(1)	27	6	1			33

Balance at the end of the year	45	246	84	17	25	0	417

The estimated, aggregated amortization expenses for intangible assets are as follows.

CHF million	Intangible assets
Estimated, aggregated amortization expenses for:

2015	94

2016	81

2017	61

2018	54

2019	45

2020 and thereafter	62

Not amortized due to indefinite useful life	20

Total	417

Financial information

Note 18 Other assets

CHF million	31.12.14	31.12.13
Prime brokerage receivables[1]	12,534	11,175

Recruitment loans to financial advisors	2,909	2,733

Other loans to financial advisors	372	358

Bail deposit[2]	1,323	0

Accrued interest income	453	433

Accrued income – other	1,009	931

Prepaid expenses	1,027	985

Net defined benefit pension and post-employment assets[3]	0	952

Settlement and clearing accounts	616	466

VAT and other tax receivables	272	410

Properties and other non-current assets held for sale	236	119

Other	2,317	1,665

Total other assets	23,069	20,228

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes.  2  Refer to item 1 in Note 22b for more information.   3 Refer to Note 28 for more information.

Financial information

Notes to the UBS AG consolidated financial statements

Balance sheet notes: liabilities

Note 19 Due to banks and customers

CHF million	31.12.14	31.12.13
Due to banks	10,492	12,862

Due to customers: demand deposits	187,516	178,972

Due to customers: time deposits	52,269	47,326

Due to customers: fiduciary deposits	14,766	21,459

Due to customers: retail savings/deposits	156,427	143,068

Total due to customers	410,979	390,825

Total due to banks and customers	421,471	403,686

Note 20 Financial liabilities designated at fair value

CHF million	31.12.14	31.12.13

Non-structured fixed-rate bonds	4,488	3,664

Structured debt instruments issued:

Equity-linked	37,725	32,835

Credit-linked	4,645	6,279

Rates-linked[1]	19,380	14,488

Other	2,138	2,698

Structured over-the-counter debt instruments:

Equity-linked	2,508	3,478

Other	3,154	4,839

Repurchase agreements	1,167	1,572

Loan commitments and guarantees[2]	93	49

Total	75,297	69,901

of which: own credit on financial liabilities designated at fair value	302	577

1  Also includes non-structured rates-linked debt instruments issued.  2  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans. See Note 1a item 8 for additional information.

As of 31 December 2014, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 0.7 billion lower than the carrying value. As of 31 December 2013, the contractual redemption amount at maturity of such liabilities was CHF 0.3 billion higher than the carrying value.

As of 31 December 2014 and 2013, UBS AG had CHF 75,297 million and CHF 69,901 million, respectively, of financial liabilities designated at fair value, comprised of both Swiss franc and non-Swiss franc-denominated fixed-rate and floating-rate debt.

The table on the following page shows the contractual maturity of the carrying value of financial liabilities designated at fair value, split between fixed-rate and floating-rate instruments based on the contractual terms and ignoring any early redemption features. Interest rate ranges for future interest payments related to these financial liabilities designated at fair value have not been included in the table below as a majority of these liabilities are structured products, and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the time each interest payment is made.

è	Refer to Note 27b for maturity information on an undiscounted cash flow basis

Financial information

Note 20 Financial liabilities designated at fair value (continued)

Contractual maturity of carrying value

CHF million, except where indicated	2015	2016	2017	2018	2019	2020–2024	Thereafter	Total 31.12.14	Total 31.12.13
UBS AG

Non-subordinated debt

Fixed-rate	2,893	903	2,155	693	526	1,868	3,854	12,891	15,431

Floating-rate	27,755	6,131	5,018	2,350	4,339	3,340	9,711	58,643	49,760

Subtotal	30,648	7,034	7,173	3,043	4,864	5,208	13,565	71,535	65,191

Subsidiaries

Non-subordinated debt

Fixed-rate	115	30	69	137	26	234	862	1,473	1,468

Floating-rate	400	217	599	183	215	448	227	2,289	3,242

Subtotal	515	248	668	320	241	682	1,090	3,762	4,710

Total	31,163	7,281	7,841	3,362	5,105	5,890	14,654	75,297	69,901

Note 21 Debt issued held at amortized cost

CHF million	31.12.14	31.12.13
Certificates of deposit	16,591	15,811

Commercial paper	4,841	2,961

Other short-term debt	5,931	8,862

Short-term debt	27,363	27,633

Non-structured fixed-rate bonds	24,582	17,417

Covered bonds	13,614	14,341

Subordinated debt	16,123	11,040

of which: Swiss SRB Basel III low-trigger loss-absorbing capital	10,464	4,710

of which: Swiss SRB Basel III phase-out additional tier 1 capital	1,197	1,221

of which: Swiss SRB Basel III phase-out tier 2 capital	4,462	5,107

Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,029	8,293

Medium-term notes	602	779

Other long-term debt	893	2,083

Long-term debt	63,844	53,953

Total debt issued held at amortized cost[1]	91,207	81,586

1 Net of bifurcated embedded derivatives with a net negative fair value of CHF 25 million as of 31 December 2014 (31 December 2013: net negative fair value of CHF 160 million).

UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In certain cases, UBS AG applies hedge accounting for interest rate risk as discussed in Note 1a item 15 and Note 14. As a result of applying hedge accounting, the carrying value of debt issued increased by CHF 1,703 million and by CHF 1,119 million as of 31 December 2014 and 2013, respectively, reflecting changes in fair value due to interest rate movements.

Subordinated debt are unsecured obligations of UBS AG that are subordinated in right of payment to all other present and future indebtedness and also to certain other obligations of UBS AG. As of 31 December 2014 and 2013, UBS AG had CHF 16,123 million and CHF 11,040 million, respectively, of subordinated debt, which included CHF 10,464 million and CHF 4,710 million of Swiss SRB Basel III low-trigger loss-absorbing capital as of 31 December 2014 and 2013, respectively. All of the subordinated debt outstanding as of 31 December 2014 pay a fixed rate of interest.

As of 31 December 2014 and 2013, UBS AG had CHF 75,084 million and CHF 70,546 million, respectively, of non-subordinated debt issued held at amortized cost, comprised of both Swiss franc and non-Swiss franc-denominated fixed-rate and floating-rate debt.

619

Financial information

Notes to the UBS AG consolidated financial statements

Note 21 Debt issued held at amortized cost (continued)

The table below shows the contractual maturity of the carrying value of debt issued, split between fixed-rate and floating-rate based on the contractual terms and ignoring any early redemption features. UBS AG uses interest rate swaps to hedge the majority of fixed-rate debt issued, which changes their repricing characteristics into those similar to floating-rate debt.

è	Refer to Note 27b for maturity information on an undiscounted cash flow basis

Contractual maturity dates of carrying value
CHF million, except where indicated	2015	2016	2017	2018	2019	2020–2024	Thereafter	Total 31.12.14	Total 31.12.13
UBS AG

Non-subordinated debt

Fixed-rate	22,013	5,457	9,049	6,109	4,965	10,307	1,426	59,327	59,381

Interest rates (range in %)	0–3.9	0–6.4	0–5.9	0.4–6.6	0.5–4.0	0–4.9	0–2.8

Floating-rate	6,378	1,950	212	0	1,045	0	1,710	11,296	7,988

Subordinated debt

Fixed-rate	930	1,340	683	0	0	8,483	4,687	16,123	10,805

Interest rates (range in %)	2.4–7.4	3.1–5.9	4.1–7.4			4.8–7.6	4.3–8.8

Floating-rate	0	0	0	0	0	0	0	0	235

Subtotal	29,321	8,748	9,944	6,109	6,011	18,790	7,823	86,746	78,409

Subsidiaries

Non-subordinated debt

Fixed-rate	3,688	600	172	0	0	0	0	4,460	3,175

Interest rates (range in %)	0	0–8.3	0–8.0

Floating-rate	0	0	0	1	0	0	0	1	1

Subtotal	3,688	600	172	1	0	0	0	4,462	3,177

Total	33,010	9,348	10,117	6,110	6,011	18,790	7,823	91,207	81,586

Financial information

Note 22 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total 31.12.14	Total 31.12.13
Balance at the beginning of the year	45	1,622	658	61	157	222	205	2,971	2,536

Additions from acquired companies	0	0	0	0	0	0	0	0	8

Increase in provisions recognized in the income statement	32	2,941	272	1	3	14	43	3,308	2,599

Release of provisions recognized in the income statement	(4)	(395)	(44)	(50)	(4)	(24)	(7)	(528)	(238)

Provisions used in conformity with designated purpose	(26)	(1,286)	(302)	(1)	(20)	(5)	(19)	(1,659)	(1,855)

Capitalized reinstatement costs	0	0	(2)	0	2	0	0	0	5

Reclassifications	0	(2)	0	10	0	0	0	8	21

Foreign currency translation/unwind of discount	2	172	65	3	14	8	2	266	(104)

Balance at the end of the year	50	3,053	647 [3]	23	153 [4]	215 [5]	224	4,366	2,971

1 Comprises provisions for losses resulting from security risks and transaction processing risks. 2 Comprises provisions for losses resulting from legal, liability and compliance risks. 3 Includes personnel related restructuring provisions of CHF 116 million as of 31 December 2014 (31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 530 million as of 31 December 2014 (31 December 2013: CHF 554 million). 4 Includes reinstatement costs for leasehold improvements of CHF 98 million as of 31 December 2014 (31 December 2013: CHF 95 million) and provisions for onerous lease contracts of CHF 55 million as of 31 December 2014 (31 December 2013: CHF 62 million). 5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 12 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 22b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

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

621

Financial information

Notes to the UBS AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 22a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (NPA) described in paragraph 7 of this note, which we entered into with the US Department of Justice, Criminal Division, Fraud Section (DOJ) in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), may be terminated by the DOJ if we commit any US crime or otherwise fail to comply with the NPA, and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 7 of this note for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by segment1

CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center – Core Functions	Corporate Center – Non-core and Legacy Portfolio	Total 31.12.14	Total 31.12.13
Balance at the beginning of the year	165	56	82	3	22	488	808	1,622	1,432

Additions from acquired companies	0	0	0	0	0	0	0	0	8

Increase in provisions recognized in the income statement	409	196	59	55	1,861	17	344	2,941	1,788

Release of provisions recognized in the income statement	(15)	(27)	0	0	(5)	(201)	(147)	(395)	(93)

Provisions used in conformity with designated purpose	(374)	(36)	(49)	(5)	(649)	0	(173)	(1,286)	(1,417)

Reclassifications	0	0	0	0	(4)	0	2	(2)	(6)

Foreign currency translation/unwind of discount	3	20	0	1	33	8	107	172	(89)

Balance at the end of the year	188	209	92	53	1,258	312	941	3,053	1,622

  1  Provisions, if any, for the matters described in (a) item 4 of this Note 22b are recorded in Wealth Management, (b) item 6 of this Note 22b are recorded in Wealth Management Americas, (c) items 10 and 11 of this Note 22b are recorded in the Investment Bank, (d) items 3 and 9 of this Note 22b are recorded in Corporate Center – Core Functions and (e) items 2 and 5 of this Note 22b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 8 of this Note 22b are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 7 of this Note 22b are allocated between the Investment Bank and Corporate Center – Core Functions.

Financial information

Note 22 Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS intends to challenge the judicial process in the European Court of Human Rights. UBS (France) S.A. and UBS AG are summoned to appear in March 2015. In addition, the investigating judges have issued arrest warrants against three Swiss-based former employees of UBS who did not appear when summoned by the investigating judge. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and

“know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

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

Loan repurchase demands by year received – original principal balance of loans1

USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 5 March	Total
Resolved demands

Actual or agreed loan repurchases/make whole payments by UBS	12	1							13

Demands rescinded by counterparty	110	104	19	303	237				773

Demands resolved in litigation	1	21							21

Demands expected to be resolved by third parties

Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403

Demands in dispute

Demands in litigation			346	732	1,041				2,118

Demands in review by UBS				2					3

Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	260		801

Total	122	205	368	1,084	1,404	618	332	0	4,133

1 Loans submitted by multiple counterparties are counted only once.

623

Financial information

Notes to the UBS AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

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

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 10 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 10 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (Southern District of New York). The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for ten of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 413 million. The original principal balance at issue in the Southern District of New York case is approximately USD 402 million. In March 2015, the US Court of Appeals for the Tenth Circuit issued a ruling in a similar case filed by the NCUA against Barclays Capital, Inc. and others that substantially endorsed the Kansas Court’s reasoning in dismissing certain of the NCUA’s claims as time-barred. However, the Tenth Circuit nevertheless held that the NCUA’s claims against Barclays could proceed because Barclays had contractually agreed not to assert certain statute of limitations defenses against the NCUA. UBS is evaluating the Tenth Circuit’s ruling and assessing the potential impact of the decision on the NCUA’s dismissed claims against UBS.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 5 March 2015. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million	31.12.14	31.12.13
Balance at the beginning of the year	817	668

Increase in provision recognized in the income statement	239	1,359

Release of provision recognized in the income statement	(120)	(1)

Provision used in conformity with designated purpose	(87)	(1,208)

Balance at the end of the year	849	817

Financial information

Note 22 Provisions and contingent liabilities (continued)

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

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

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches of loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. On 25 February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 December 2014 reflected a provision of USD 849 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working

625

Financial information

Notes to the UBS AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Claims related to UBS disclosure

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety, from which plaintiffs filed an appeal. In 2015, the appellate court affirmed the district court’s dismissal of the action.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

5. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claimed payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in the English High Court against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts, and each of KWL, Depfa and LBBW filed counterclaims. Judgment was given in November 2014, following a three-month trial. The Court ruled that UBS cannot enforce the STCDO/CDS entered into with KWL, LBBW or Depfa, which have been rescinded, granted the fraudulent misrepresentation claims of LBBW and Depfa against UBS, and ruled that UBS Global Asset Management breached its duty in the management of the underlying portfolios. The Court dismissed KWL’s monetary counterclaim

Financial information

Note 22 Provisions and contingent liabilities (continued)

against UBS. The majority of the premiums paid to KWL and the fees paid to LBBW and Depfa under the transactions have been returned to UBS and UBS has returned monies received under the transaction from Depfa. UBS has been ordered to pay part of the other parties’ costs in the proceedings. The Court of Appeal has denied UBS’s application for permission to appeal the judgment on written submission. UBS has requested an oral hearing to reconsider the refusal of its application.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in December 2014, the appeal court stayed the appeal proceedings following the judgment and UBS’s request for permission to appeal in the proceedings in England. KWL and LBBW have been given permission by the English trial judge to make applications to recover their costs in the German proceedings as damages from UBS in the English proceedings after the German proceedings conclude.

In 2011 and 2013, the former managing director of KWL and two financial advisers were convicted in Germany on criminal charges related to certain KWL transactions, including swap transactions with UBS. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 5 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In October 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs in that action and the federal class action filed in May 2014 described above are now seeking to have those two actions consolidated.

Our balance sheet at 31 December 2014 reflected provisions with respect to matters described in this item 6 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of

627

Financial information

Notes to the UBS AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

7. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the US Commodity Futures Trading Commission (CFTC), the Federal Reserve Board, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In November 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate FX benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for the benefit of the bank, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. Investigations by numerous authorities, including the DOJ, the Federal Reserve Board and the CFTC, remain ongoing notwithstanding these resolutions.

In December 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in

Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

Some other investigating authorities have initiated discussions of possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have extended the term of the NPA by one year to 18 December 2015. No agreement has been reached on the form of a resolution with the Antitrust or Criminal Divisions of the DOJ. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. We are not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on terms similar to those described above, or the monetary, remedial and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. The settlement, which is subject to court approval, requires among other things that UBS pay USD 135 million and provide cooperation to the settlement class. In January 2015, UBS was added to an ongoing putative class action against other banks in federal court in New York on behalf of a putative class of persons that transacted in physical silver or a silver financial instrument priced, benchmarked, and/or settled to the London silver fix at any time from January 1, 1999 to an unspecified date. The complaint asserts claims under the antitrust laws and the Commodity Exchange Act and for unjust enrichment. In February 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into any standardized FX futures contracts and options on FX futures contracts on an exchange since January 1, 2008. The complaint asserts claims under the Commodity Exchange Act and the antitrust laws.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their

Financial information

Note 22 Provisions and contingent liabilities (continued)

investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. As noted above, the term of the NPA has been extended by one year to 18 December 2015. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In October 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In February 2015, a

629

Financial information

Notes to the UBS AG consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of parties who entered into interest rate derivatives linked to Swiss franc (CHF) LIBOR. Plaintiffs allege that defendants conspired to manipulate CHF LIBOR and the prices of CHF LIBOR-based derivatives from 1 January 2005 through 31 December 2009 in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

8. Swiss retrocessions

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

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2014 reflected a provision with respect to matters described in this item 8 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

9. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.3 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative proceedings. In May 2014, UBS was notified that the administrative court had rendered a decision in favor of the taxpayer, Pactual, in connection with a profit-sharing plan assessment relating to an affiliate company. That decision became final in October 2014. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government.

Financial information

Note 22 Provisions and contingent liabilities (continued)

10. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

11. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS’s ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of USD 14.5 million, which includes a fine of USD 12 million and disgorgement of USD 2.4 million. UBS is cooperating in the ongoing regulatory matters, including by the SEC.

631

Financial information

Notes to the UBS AG consolidated financial statements

Note 23 Other liabilities

CHF million	31.12.14	31.12.13
Prime brokerage payables[1]	38,633	32,543

Amounts due under unit-linked investment contracts	17,643	16,155

Compensation-related liabilities	5,414	5,598

of which: accrued expenses[2]	2,583	2,480

of which: deferred contingent capital plans[2]	0	402

of which: other deferred compensation plans[2]	1,457	1,668

of which: net defined benefit pension and post-employment liabilities[3]	1,374	1,048

Third-party interest in consolidated investment funds	707	953

Settlement and clearing accounts	1,054	946

Current and deferred tax liabilities[4]	642	667

VAT and other tax payables	420	570

Deferred income	259	264

Accrued interest expenses	1,327	1,199

Other accrued expenses	2,472	2,465

Other	1,820	1,417

Total other liabilities	70,392	62,777

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. This balance is mainly comprised of client securities financing and deposit liabilities.  2  In 2014, changes in the presentation of this Note were made. The liabilities related to the deferred contingent capital plans, which were previously presented within the Accrued expenses and Deferred compensation plans reporting lines, are now presented separately. Prior periods have been restated for this change.  3  Refer to Note 28 for more information.  4  Deferred tax liabilities were CHF 80 million and CHF 59 million as of 31 December 2014 and 31 December 2013, respectively. Refer to Note 8 for more information.

Financial information

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
i)	Sensitivity of fair value measurements to changes in unobservable input assumptions
j)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, UBS AG utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

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

Generally, the unit of account for a financial instrument is the individual instrument, and UBS AG applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS AG may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

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

è	Refer to Note 24d for more information

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

b) Valuation governance

UBS AG’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS AG’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard.

è	Refer to Note 24d for more information

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS AG uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

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

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS AG selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS AG also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. Refer to Notes 24e and 24h for more information. The discount curves used by UBS AG incorporate the funding and credit characteristics of the instruments to which they are applied.

Financial information

Note 24 Fair value measurement (continued)

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, funding costs and benefits, trading restrictions and other factors, when such factors would be considered by market participants in estimating fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Day-1 reserves

For new transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement. These day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments.

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Balance at the beginning of the year	486	474	433

Profit/(loss) deferred on new transactions	344	694	424

(Profit)/loss recognized in the income statement	(384)	(653)	(367)

Foreign currency translation	35	(29)	(16)

Balance at the end of the year	480	486	474

Credit valuation adjustments

In order to measure the fair value of OTC derivative instruments, including funded derivative instruments which are classified as Financial assets designated at fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty, considering all exposures to that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Funding valuation adjustments

Funding valuation adjustments (FVA) reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation impact from moving the discounting of the uncollateralized derivative cash flows from LIBOR to a funds transfer price (FTP) curve using the existing CVA infrastructure and framework. FVA are also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

FVA were incorporated into the UBS AG’s fair value measurements in 2014, resulting in a net loss of CHF 267 million when the change was adopted on 30 September 2014, of which CHF 124 million resulted from the life-to-date FVA loss attributable to both derivative assets and liabilities with the remainder primarily related to the partial reversal of life-to-date debit valuation adjustment (DVA) gains on derivative liabilities to remove the overlap existing between FVA and DVA (DVA previously incorporated the full UBS AG credit spread including a funding component which is now captured in FVA).

Implementation of FVA had no impact on the fair value hierarchy classification of the associated derivatives given the FVA did not have a significant effect on valuations.

è	Refer to Note 1b for more information

Debit valuation adjustments

DVA are estimated to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA infrastructure and framework. DVA is determined for each counterparty, considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS AG’s credit default spreads. Upon the implementation of FVA, DVA were reversed to the extent DVA overlapped with FVA.

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

Other valuation adjustments

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A bid-offer valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of this valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that UBS AG estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, UBS AG considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

In 2014, UBS AG enhanced its quantitative valuation adjustments disclosures. In the table below, Other valuation adjustments were added to align with market practices and increase transparency.

Valuation adjustments on financial instruments

	As of
Life-to-date gain/(loss), CHF billion	31.12.14	31.12.13
Credit valuation adjustments[1]	(0.5)	(0.5)

Funding valuation adjustments	(0.1)

Debit valuation adjustments	0.0	0.3

Other valuation adjustments	(0.9)	(1.1)

of which: bid-offer	(0.5)	(0.6)

of which: model uncertainty	(0.4)	(0.5)

1 Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS AG senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS AG debt and the levels at which UBS AG medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 December 2014 and 2013, respectively, are summarized in the table below.

Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS AG’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value

	As of or for the year ended
CHF million	31.12.14	31.12.13	31.12.12
Gain/(loss) for the year ended	292	(283)	(2,202)

Life-to-date gain/(loss)	(302)	(577)	(292)

Financial information

Note 24 Fair value measurement (continued)

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the UBS AG’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques1

	31.12.14				31.12.13[5]
CHF billion	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	101.7	27.2	3.5	132.4	79.9		30.1		4.3	114.2

of which:

Government bills/bonds	8.8	4.7	0.0	13.6	7.9		5.1		0.0	13.1

Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.6	11.0	1.4	12.9	1.1		13.3		1.7	16.0

Loans	0.0	2.2	1.1	3.2	0.0		2.0		1.0	3.0

Investment fund units	6.7	6.4	0.3	13.4	4.8		6.0		0.3	11.1

Asset-backed securities	0.0	1.5	0.6	2.1	0.0		2.3		1.0	3.3

Equity instruments	68.8	0.8	0.1	69.8	50.7		1.0		0.2	51.9

Financial assets for unit-linked investment contracts	16.8	0.6	0.1	17.4	15.4		0.4		0.1	15.8

Positive replacement values	1.0	251.6	4.4	257.0	0.7		247.9		5.5	254.1

of which:

Interest rate contracts	0.0	123.4	0.2	123.7	0.0		130.4		0.3	130.7

Credit derivative contracts	0.0	9.8	1.7	11.5	0.0		20.1		3.0	23.1

Foreign exchange contracts	0.7	97.0	0.6	98.4	0.5		74.6		0.9	76.0

Equity/index contracts	0.0	17.7	1.9	19.5	0.0	[4]	19.3	[4]	1.2	20.6

Commodity contracts	0.0	3.6	0.0	3.6	0.0		3.5		0.0	3.5

Financial assets designated at fair value	0.1	0.9	3.5	4.5	0.1		2.9		4.4	7.4

of which:

Loans (including structured loans)	0.0	0.8	1.0	1.7	0.0		1.4		1.1	2.5

Structured reverse repurchase and securities borrowing agreements	0.0	0.1	2.4	2.5	0.0		1.1		3.1	4.2

Other	0.1	0.0	0.1	0.3	0.1		0.5		0.2	0.7

Financial investments available-for-sale	32.7	23.9	0.6	57.2	39.7		19.0		0.8	59.5

of which:

Government bills/bonds	30.3	2.8	0.0	33.1	38.0		1.2		0.0	39.2

Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.2	16.9	0.0	19.1	1.6		13.6		0.1	15.3

Investment fund units	0.0	0.1	0.2	0.3	0.0		0.0		0.2	0.3

Asset-backed securities	0.0	4.0	0.0	4.0	0.0		4.0		0.0	4.0

Equity instruments	0.2	0.1	0.4	0.7	0.1		0.1		0.4	0.6

Non-financial assets

Precious metals and other physical commodities	5.8	0.0	0.0	5.8	8.6		0.0		0.0	8.6

Assets measured at fair value on a non-recurring basis

Other assets[3]	0.0	0.1	0.2	0.2	0.0		0.1		0.1	0.1

Total assets measured at fair value	141.4	303.5	12.2	457.1	129.1		299.9		15.0	444.0

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques1 (continued)

	31.12.14				31.12.13[5]
CHF billion	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3	Total
Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	23.9	3.9	0.1	28.0	22.5		3.9		0.2	26.6

of which:

Government bills/bonds	7.0	1.2	0.0	8.2	6.9		0.5		0.0	7.3

Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	2.4	0.1	2.6	0.3		3.2		0.2	3.6

Investment fund units	1.1	0.1	0.0	1.2	0.4		0.1		0.0	0.5

Asset-backed securities	0.0	0.0	0.0	0.0	0.0		0.0		0.0	0.0

Equity instruments	15.7	0.1	0.0	15.9	15.0		0.2		0.0	15.1

Negative replacement values	1.1	248.1	5.0	254.1	0.8		242.9		4.4	248.1

of which:

Interest rate contracts	0.0	117.3	0.6	117.9	0.0		118.0		0.4	118.4

Credit derivative contracts	0.0	10.0	1.7	11.7	0.0		19.5		2.0	21.5

Foreign exchange contracts	0.7	96.6	0.3	97.6	0.5		79.3		0.5	80.3

Equity/index contracts	0.0	20.9	2.4	23.3	0.0	[4]	22.9	[4]	1.5	24.4

Commodity contracts	0.0	3.2	0.0	3.2	0.0		3.2		0.0	3.2

Financial liabilities designated at fair value	0.0	63.4	11.9	75.3	0.0		57.8		12.1	69.9

of which:

Non-structured fixed-rate bonds	0.0	2.3	2.2	4.5	0.0		2.4		1.2	3.7

Structured debt instruments issued	0.0	56.6	7.3	63.9	0.0		48.4		7.9	56.3

Structured over-the-counter debt instruments	0.0	4.1	1.5	5.7	0.0		6.5		1.8	8.3

Structured repurchase agreements	0.0	0.3	0.9	1.2	0.0		0.4		1.2	1.6

Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0		0.0		0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	17.6	0.0	17.6	0.0		16.2		0.0	16.2

Total liabilities measured at fair value	25.0	333.0	17.0	375.0	23.3		320.7		16.8	360.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.  2  Financial assets held for trading do not include precious metals and commodities.  3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.  4  In 2014, UBS AG has reclassified listed equity option contracts, with all now classified in Level 2. The prior period fair value hierarchy was restated for this change, reducing Level 1 Equity/index contracts in both PRV and NRV by approximately CHF 2 billion, with corresponding increases to Level 2.  5  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. Both PRV and NRV for Level 2 Interest rate contracts, Credit derivative contracts and Equity/index contracts were increased by approximately CHF 1 billion, CHF 5 billion and CHF 3 billion, respectively. Refer to Note 1b for more information on the adoption of the amendments to IAS 32.

Financial information

Note 24 Fair value measurement (continued)

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

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

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

Included within loans are various contingent lending transactions for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange-traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest-bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade data or quoted prices may be obtained periodically for the instrument held, and the valuation process will use this trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

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

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders are exposed to all risks and rewards associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation purposes cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

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

Uncollateralized and partially collateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 24d, the fair value of uncollateralized and partially collateralized derivatives is then adjusted by CVA, DVA and FVA as applicable, to reflect an estimation of the impact of counterparty credit risk, UBS AG’s own credit risk and funding costs and benefits.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward-rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate

Financial information

Note 24 Fair value measurement (continued)

funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

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

Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as off-the-run indices, due to the lack of any active market for the index credit spread.

Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as pay-as-you-go (PAYG) CDS) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

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

Cross-currency balance guaranteed swaps are classified as foreign exchange contracts. Details of the fair value classification can be found under the interest rate contracts section above.

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

Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived

Financial information

Note 24 Fair value measurement (continued)

from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

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

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments that are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.6 billion, which were mainly comprised of financial investments available-for-sale, were transferred from Level 2 to Level 1 during 2014, generally due to increased levels of trading activity observed within the market. Transfers of financial liabilities from Level 2 to Level 1 during 2014 were not significant.

Assets totaling approximately CHF 0.4 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 1 to Level 2 during 2014, generally due to diminished levels of trading activity observed within the market.

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

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

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 31 December 2014, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity- and credit-linked).

Significant movements in Level 3 instruments during the year ended 31 December 2014 were as described below.

Financial assets held for trading

Financial assets held for trading decreased to CHF 3.5 billion from CHF 4.3 billion during the year. Issuances of CHF 5.2 billion and purchases of CHF 1.4 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 6.5 billion, primarily comprised of loans and corporate bonds, and net losses included in comprehensive income totaling CHF 1.6 billion. Transfers into Level 3 during the year amounted to CHF 1.0 billion and were mainly comprised of mortgage-backed securities and corporate bonds due to decreased observability of the respective credit spread inputs. Transfers out of Level 3 amounted to CHF 0.5 billion and were primarily comprised of asset-backed securities and corporate bonds, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.5 billion from CHF 4.4 billion during the year, mainly reflecting net losses of CHF 0.8 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.3 billion. Issuances amounting to CHF 1.3 billion were mostly offset by settlements totaling CHF 1.2 billion.

Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.6 billion from CHF 0.8 billion during the year, mainly reflecting sales of

Financial information

Note 24 Fair value measurement (continued)

CHF 0.2 billion, which were mostly offset by purchases totaling CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased to CHF 4.4 billion from CHF 5.5 billion during the year. Settlements of CHF 5.1 billion were partly offset by issuances totaling CHF 2.6 billion and net gains included in comprehensive income totaling CHF 1.1 billion, all of which were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 1.1 billion and were mainly comprised of credit derivative contracts and interest rate contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.5 billion and were mainly comprised of credit derivative contracts and equity/index contracts, primarily resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values increased to CHF 5.0 billion from CHF 4.4 billion during the year. Settlements and issuances amounted to CHF 3.7 billion and CHF 2.5 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.4 billion and CHF 0.5 billion, respectively, and were also mainly comprised of credit derivative contracts and equity/index contracts, resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 11.9 billion from CHF 12.1 billion during the year. Issuances of CHF 7.4 billion, primarily comprised of equity-linked structured debt instruments issued, non-structured fixed-rate bonds and structured over-the-counter debt instruments, as well as net losses of CHF 0.5 billion included in comprehensive income, were mostly offset by settlements of CHF 7.4 billion, mainly comprised of equity-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed-rate bonds. Transfers into and out of Level 3 amounted to CHF 2.0 billion and CHF 3.2 billion, respectively. Transfers into Level 3 were primarily comprised of equity and credit-linked structured debt instruments issued and non-structured fixed-rate bonds and mainly resulted from a reduction in observable equity volatility inputs and respective credit spreads which affected the embedded options in these structures. Transfers out of Level 3 were mainly comprised of equity- and rates-linked structured debt instruments issued and non-structured fixed-rate bonds and mainly resulted from changes in the availability of observable credit spread and equity volatility inputs and changes in rates correlation used to determine the fair value of the embedded options in these structures.

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

Movements of Level 3 instruments

		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2012	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation
Financial assets held for trading[1]	5.7	(2.4)	(1.3)	0.0	0.0	0.0	2.1	(6.8)	5.0	0.0	2.2	(1.2)	(0.2)

of which:

Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.6	0.0	0.0	0.0	0.0	0.0	0.9	(0.8)	0.0	0.0	0.3	(0.2)	0.0

Loans	2.0	(2.1)	(1.2)	0.0	0.0	0.0	0.7	(4.9)	5.0	0.0	0.6	(0.2)	0.0

Asset-backed securities	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.2	(0.7)	0.0	0.0	0.6	(0.5)	(0.2)

Other	0.6	(0.2)	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	0.0	0.6	(0.2)	0.0

Financial assets designated at fair value	4.9	0.2	1.5	0.0	0.0	0.0	0.0	0.0	2.6	(3.3)	0.2	(0.2)	(0.1)

of which:

Loans (including structured loans)	1.4	(0.6)	(0.6)	0.0	0.0	0.0	0.0	0.0	1.2	(0.8)	0.1	(0.2)	0.0

Structured reverse repurchase and securities borrowing agreements	3.3	0.8	2.1	0.0	0.0	0.0	0.0	0.0	1.3	(2.4)	0.2	0.0	(0.1)

Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0

Financial investments available-for-sale	0.7	0.0	0.0	0.0	0.0	0.1	0.1	(0.2)	0.0	0.0	0.1	(0.1)	0.0

Positive replacement values	8.1	(0.8)	(0.5)	0.0	0.0	0.0	0.0	(0.1)	2.2	(4.7)	3.8	(2.7)	(0.3)

of which:

Credit derivative contracts	3.6	(0.8)	(0.6)	0.0	0.0	0.0	0.0	0.0	1.9	(3.8)	2.4	(0.2)	(0.1)

Foreign exchange contracts	1.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.4)	0.6	(0.1)	(0.2)

Equity/index contracts	2.9	0.4	0.4	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)	0.4	(2.3)	0.0

Other	0.4	(0.2)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	(0.4)	0.4	(0.1)	0.0

Negative replacement values	6.5	(0.5)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.4	(4.6)	3.0	(1.0)	(0.4)

of which:

Credit derivative contracts	3.3	(0.8)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.4	(3.3)	2.7	(0.3)	0.0

Foreign exchange contracts	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	(0.5)	0.0	0.0	(0.3)

Equity/index contracts	1.3	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.7	(0.7)	0.1	(0.5)	0.0

Other	0.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.3	(0.1)	0.2	(0.2)	(0.1)

Financial liabilities designated at fair value	14.7	(0.4)	1.0	0.0	0.0	0.0	0.0	0.0	6.4	(9.4)	2.9	(1.7)	(0.2)

of which:

Non-structured fixed-rate bonds	0.8	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.1	(0.8)	0.5	(0.1)	0.0

Structured debt instruments issued	10.0	1.2	0.6	0.0	0.0	0.0	0.0	0.0	3.2	(6.7)	1.9	(1.4)	(0.1)

Structured over-the-counter debt instruments	2.2	(0.4)	(0.3)	0.0	0.0	0.0	0.0	0.0	1.0	(1.3)	0.5	(0.1)	(0.1)

Structured repurchase agreements	1.7	(1.0)	0.8	0.0	0.0	0.0	0.0	0.0	1.1	(0.6)	0.0	0.0	0.0

1 Includes assets pledged as collateral which may be sold or repledged by counterparties. 2 Total Level 3 assets as of 31 December 2014 were CHF 12.2 billion (31 December 2013: CHF 15.0 billion). Total Level 3 liabilities as of 31 December 2014 were CHF 17.0 billion (31 December 2013: CHF 16.8 billion).

Financial information

	Total gains/losses included in comprehensive income
Balance as of 31 December 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2014[2]
4.3	(1.6)	(0.9)	0.0	0.0	0.0	1.4	(6.5)	5.2	0.0	1.0	(0.5)	0.1	3.5

1.7	(0.1)	(0.1)	0.0	0.0	0.0	0.9	(1.2)	0.0	0.0	0.2	(0.2)	0.1	1.4

1.0	(1.4)	(0.8)	0.0	0.0	0.0	0.2	(4.1)	5.2	0.0	0.2	(0.1)	0.1	1.1

1.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.7)	0.0	0.0	0.5	(0.3)	0.0	0.6

0.6	(0.1)	0.0	0.0	0.0	0.0	0.2	(0.5)	0.0	0.0	0.1	0.0	0.0	0.5

4.4	(0.8)	(0.3)	0.0	0.0	0.0	0.0	0.0	1.3	(1.2)	0.0	(0.3)	0.2	3.5

1.1	(0.3)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6	(0.2)	0.0	(0.3)	0.0	1.0

3.1	(0.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.7	(1.0)	0.0	0.0	0.1	2.4

0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.8	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6

5.5	1.1	0.0	0.0	0.0	0.0	0.0	0.0	2.6	(5.1)	1.1	(0.5)	(0.2)	4.4

3.0	0.3	(0.8)	0.0	0.0	0.0	0.0	0.0	1.1	(3.2)	0.5	(0.2)	0.1	1.7

0.9	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	(0.1)	(0.3)	0.6

1.2	0.6	0.5	0.0	0.0	0.0	0.0	0.0	1.3	(1.3)	0.3	(0.2)	0.0	1.9

0.3	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.2	(0.4)	0.3	(0.1)	0.0	0.3

4.4	0.7	(0.6)	0.0	0.0	0.0	0.0	0.0	2.5	(3.7)	1.4	(0.5)	0.2	5.0

2.0	0.1	(1.2)	0.0	0.0	0.0	0.0	0.0	1.0	(2.4)	1.0	(0.2)	0.3	1.7

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.3

1.5	0.4	0.4	0.0	0.0	0.0	0.0	0.0	1.5	(1.2)	0.3	(0.1)	0.0	2.4

0.5	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.1	0.0	(0.1)	0.6

12.1	0.5	1.3	0.0	0.0	0.0	0.0	0.0	7.4	(7.4)	2.0	(3.2)	0.5	11.9

1.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0	1.9	(1.4)	0.4	(0.4)	0.1	2.2

7.9	0.9	0.4	0.0	0.0	0.0	0.0	0.0	3.7	(4.2)	1.2	(2.6)	0.4	7.3

1.8	(0.4)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.4	(1.5)	0.4	(0.2)	0.0	1.5

1.2	(0.3)	0.7	0.0	0.0	0.0	0.0	0.0	0.5	(0.4)	0.0	0.0	0.0	0.9

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents UBS AG’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

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

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

	Fair value							Range of inputs
	Assets		Liabilities					31.12.14		31.12.13
CHF billion	31.12.14	31.12.13	31.12.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]		low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale

Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	1.8	0.1	0.2	Relative value to market comparable	Bond price equivalent		8	144	0	127	points

Traded loans, loans designated at fair value and loan commitments	2.2	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent		80	101	0	102	points

					Discounted expected cash flows	Credit spread		37	138	65	125	basis points

					Market comparable and securitization model	Discount margin/spread		0	13	1	15		%

					Mortality dependent cash flow	Volatility of mortality		270	280	21	128		%

Investment fund units[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Net asset value

Asset-backed securities	0.6	1.0	0.0	0.0	Discounted cash flow projection	Constant prepayment rate		0	18	0	18		%

						Constant default rate	[3]			0	10		%

						Loss severity	[3]			0	100		%

						Discount margin/spread		0	22	1	39		%

					Relative value to market comparable	Bond price equivalent		0	102	0	102	points

Equity instruments[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Price

Structured (reverse) repurchase agreements	2.4	3.1	0.9	1.2	Discounted expected cash flows	Funding spread		10	163	10	163	basis points

Financial assets for unit-linked investment contracts[2]	0.1	0.1			Relative value to market comparable	Price

Structured debt instruments and non-structured fixed-rate bonds[4]			11.0	11.0

Financial information

Note 24 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)

	Fair value							Range of inputs
	Assets		Liabilities					31.12.14		31.12.13
CHF billion	31.12.14	31.12.13	31.12.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]		low	high	low	high	unit[1]
Replacement values

Interest rate contracts	0.2	0.3	0.6	0.4	Option model	Volatility of interest rates		13	94	13	73	%

						Rate-to-rate correlation		84	94	84	94	%

						Intra-curve correlation		50	94	50	84	%

					Discounted expected cash flows	Constant prepayment rate		0	3	0	3	%

Credit derivative contracts	1.7	3.0	1.7	2.0	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads		0	963	2	1,407	basis points

						Upfront price points		15	83	(12)	68	%

						Recovery rates		0	95	0	95	%

						Credit index correlation		10	85	10	90	%

						Discount margin/spread		0	32	0	39	%

						Credit pair correlation		57	94	42	92	%

					Discounted cash flow projection on underlying bond	Constant prepayment rate		1	16	0	15	%

						Constant default rate		0	9	0	12	%

						Loss severity		0	100	0	100	%

						Discount margin/spread		1	33	0	38	%

						Bond price equivalent		12	100	0	100	points

Foreign exchange contracts	0.6	0.9	0.3	0.5	Option model	Volatility of foreign exchange	[3]			7	20	%

						Rate-to-FX correlation		(57)	60	(71)	60	%

						FX-to-FX correlation		(70)	80	(83)	80	%

					Discounted expected cash flows	Constant prepayment rate		0	13	0	13	%

Equity/index contracts	1.9	1.2	2.4	1.5	Option model	Equity dividend yields		0	15	0	10	%

						Volatility of equity stocks, equity and other indices		1	130	1	88	%

						Equity-to-FX correlation		(55)	84	(52)	77	%

						Equity-to-equity correlation		18	99	17	99	%

Non-financial assets[2,5]	0.2	0.1			Relative value to market comparable	Price

					Discounted cash flow projection	Projection of cost and income related to the particular property

						Discount rate

						Assessment of the parti- cular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.  2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.  3  The range of inputs is not disclosed for 31 December 2014 because this unobservable input parameter was not significant to the respective valuation technique as of that date.  4  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.  5  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

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

For corporate and municipal bonds, the range of 8–144 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 100 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 94% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 89 points.

For credit derivatives, the bond price range of 12–100 points disclosed represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 80–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of UBS AG of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit-worthiness. The ranges of 37–138 basis points in loans and 0–963 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase/(decrease) in this unobservable input in isolation would result in a significantly higher/(lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 9%.

For credit derivatives, the range of 1–16% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase/(decrease) in this unobservable input in isolation would result in significantly lower/(higher) cash flows for the deal (and thus lower/(higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

Financial information

Note 24 Fair value measurement (continued)

The range of 0–9% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease/(increase) in the loss severity in isolation would result in significantly higher/(lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease/(increase) in the unobservable input in isolation would result in a significantly higher/(lower) fair value.

The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–22%) and credit derivatives (0–32%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 5%. For loans, the average effective DM is 1.71% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–15% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 13–94% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of equity stocks, equity and other indices – the range of 1–130% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 270–280% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–

Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which UBS AG has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 18–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (55)–84% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where UBS AG can fund itself on an unsecured basis, but provide an estimate of where UBS AG can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of UBS AG of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 15–83% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 83% represent a distressed credit.

Financial information

Note 24 Fair value measurement (continued)

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 December 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.0 billion and CHF 0.8 billion, respectively (31 December 2013: CHF 1.4 billion and CHF 1.1 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

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

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedges. The main interdependencies across different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions

	31.12.14		31.12.13
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]		Unfavorable changes[1]
Government bills/bonds	10	(1)	17		(4)

Corporate bonds and municipal bonds, including bonds issued by financial institutions	33	(41)	35		(76)

Traded loans, loans designated at fair value and loan commitments	103	(63)	148		(70)

Asset-backed securities	16	(12)	54		(46)

Equity instruments	105	(42)	137		(84)

Interest rate derivative contracts, net	106	(58)	127		(91)

Credit derivative contracts, net	248	(277)	503	[2]	(471)[2]

Foreign exchange derivative contracts, net	35	(32)	57		(56)

Equity/index derivative contracts, net	82	(83)	41		(43)

Structured debt instruments issued and non-structured fixed-rate bonds	202	(199)	184		(151)

Other	23	(17)	63		(54)

Total	965	(824)	1,366		(1,146)

1  Of the total favorable change, CHF 116 million as of 31 December 2014 (31 December 2013: CHF 154 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 56 million as of 31 December 2014 (31 December 2013: CHF 159 million) related to financial investments available-for-sale.  2  In 2014, comparative period figures for 31 December 2013 related to credit derivative contracts were corrected. As a result, favorable and unfavorable changes related to credit derivative contracts as of 31 December 2013 were increased by CHF 137 million and CHF 52 million, respectively.

Financial information

Notes to the UBS AG consolidated financial statements

Note 24 Fair value measurement (continued)

j) Financial instruments not measured at fair value

The following table reflects the estimated fair values for financial instruments not measured at fair value.

Financial instruments not measured at fair value

	31.12.14					31.12.13
	Carrying value	Fair value				Carrying value	Fair value
CHF billion	Total	Total	Level 1	Level 2	Level 3	Total	Total	Level 1	Level 2	Level 3
Assets

Cash and balances with central banks	104.1	104.1	104.1	0.0	0.0	80.9	80.9	80.9	0.0	0.0

Due from banks	13.3	13.3	12.6	0.7	0.0	13.9	13.9	11.4	2.4	0.0

Cash collateral on securities borrowed	24.1	24.1	0.0	24.1	0.0	27.5	27.5	0.0	27.5	0.0

Reverse repurchase agreements	68.4	68.4	0.0	66.5	2.0	91.6	91.6	0.0	91.2	0.4

Cash collateral receivables on derivative instruments	31.0	31.0	0.0	31.0	0.0	26.5	26.5	0.0	26.5	0.0

Loans	316.0	318.6	0.0	186.6	131.9	287.0	289.3	0.0	165.5	123.8

Other assets	21.3	21.2	0.0	21.2	0.0	17.6	17.4	0.0	17.4	0.0

Liabilities

Due to banks	10.5	10.5	9.6	0.9	0.0	12.9	12.9	10.8	2.1	0.0

Cash collateral on securities lent	9.2	9.2	0.0	9.2	0.0	9.5	9.5	0.0	9.5	0.0

Repurchase agreements	11.8	11.8	0.0	11.6	0.2	13.8	13.8	0.0	13.8	0.0

Cash collateral payables on derivative instruments	42.4	42.4	0.0	42.4	0.0	44.5	44.5	0.0	44.5	0.0

Due to customers	411.0	411.0	0.0	411.0	0.0	390.8	390.8	0.0	390.8	0.0

Debt issued	91.2	94.3	0.0	88.5	5.8	81.4	84.0	0.0	79.3	4.7

Other liabilities	46.0	46.0	0.0	46.0	0.0	39.5	39.5	0.0	39.5	0.0

Guarantees/Loan commitments

Guarantees[1]	0.0	(0.1)	0.0	0.0	(0.1)	0.1	(0.1)	0.0	0.0	(0.1)

Loan commitments[2]	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0

1  The carrying value of guarantees represented a liability of CHF 0.0 billion as of 31 December 2014 (31 December 2013: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 December 2014 (31 December 2013: CHF 0.1 billion).  2  The fair value of loan commitments represented a liability of CHF 0.1 billion as of 31 December 2013.

Financial information

Note 24 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS AG applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS AG’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS AG’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS AG’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 31 December 2014: 100% of cash and balances with central banks, 94% of amounts due from banks, 100% of cash collateral on securities borrowed, 88% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 53% of loans, 91% of amounts due to banks, 87% of cash collateral on securities lent, 90% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 24% of debt issued.

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

Financial information

Notes to the UBS AG consolidated financial statements

Note 25 Restricted and transferred financial assets

This Note provides information on restricted financial assets (Note 25a), transfers of financial assets (Note 25b and 25c) and financial assets which are received as collateral with the right to resell or repledge these assets (Note 25d).

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

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. UBS AG generally enters into repurchase and securities lending arrangements under standard market agreements, with a market-based haircut applied to the collateral, which results in the associated liabilities having a carrying value below the carrying value of the assets. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of CHF 21,644 million as of 31 December 2014 (31 December 2013: CHF 22,634 million).

Other restricted financial assets include assets protected under client asset segregation rules, assets held by UBS AG’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities such as certain investment funds and other structured entities. The carrying value of the liabilities associated with these other restricted financial assets is generally equal to the carrying value of the assets, with the exception of assets held to comply with local asset maintenance requirements for which the associated liabilities are greater.

Restricted financial assets

	Carrying amount
CHF million	31.12.14	31.12.13
Financial assets pledged as collateral

Trading portfolio assets	61,304	48,368

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449

Loans	27,973	33,632

of which: mortgage loans[1]	27,973	33,632

Financial investments available-for-sale	2,868	0

of which: assets pledged as collateral which may be sold or repledged by counterparties	2,662	0

Total financial assets pledged as collateral[2]	92,144	82,000

Other restricted financial assets

Due from banks	3,511	3,274

Reverse repurchase agreements	1,896	1,989

Trading portfolio assets	25,567	24,252

Cash collateral receivables on derivative instruments	6,135	6,216

Financial assets designated at fair value	458	581

Financial investments available-for-sale	1,209	44

Other	221	169

Total other restricted financial assets	38,997	36,525

Total financial assets pledged and other restricted financial assets	131,142	118,525

  1  These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 4.5 billion for 31 December 2014 (31 December 2013: approximately CHF 5.8 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.  2  Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2014: CHF 6.1 billion, 31 December 2013: CHF 4.3 billion).

Financial information

Note 25 Restricted and transferred financial assets (continued)

b) Transferred financial assets that are not derecognized in their entirety

The table below presents information for financial assets, which have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full

CHF million	31.12.14		31.12.13
	Carrying value of transferred assets	Carrying value of associated liabilities recognized on-balance sheet	Carrying value of transferred assets	Carrying value of associated liabilities recognized on-balance sheet
Trading portfolio assets transferred which may be sold or repledged by counterparties

relating to securities lending and repurchase agreements in exchange for cash received	19,366	18,147	16,296	15,026

relating to securities lending agreements in exchange for securities received	35,557	0	25,349	0

relating to other financial asset transfers	1,095	142	804	442

Financial investments available-for-sale transferred which may be sold or repledged by counterparties	2,662	2,584	0	0

Total financial assets transferred	58,680	20,873	42,449	15,468

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on UBS AG’s balance sheet include securities lending and repurchase agreements as well as other financial asset transfers. Repurchase agreements and securities lending agreements are discussed in Note 1a items 13 and 14. Repurchase and securities lending arrangements are, for the most part, conducted under standard market agreements, and are undertaken with counterparties subject to UBS AG’s normal credit risk control processes. Other financial asset transfers include securities transferred to collateralize derivative transactions.

As of 31 December 2014, approximately one-third of the transferred financial assets were trading portfolio assets transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the collateral, which results in associated liabilities having a carrying value below the carrying value of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS AG.

In securities lending arrangements entered into in exchange for the receipt of other securities as collateral, neither the securities received nor the obligation to return them are recognized on UBS AG’s balance sheet as the risks and rewards of ownership are not transferred to UBS AG. In cases where such financial assets received are subsequently sold or repledged in another transaction, this is not considered to be a transfer of financial assets.

Transferred assets other than trading portfolio assets and financial investments available-for-sale which may be sold or repledged by counterparties were not material in 2014. Transferred assets other than trading portfolio assets which may be sold or repledged by counterparties were not material in 2013.

Transferred financial assets that are not subject to derecognition in full, but which remain on the balance sheet to the extent of UBS AG’s continuing involvement, were not material in 2014 and 2013.

Financial information

Notes to the UBS AG consolidated financial statements

Note 25 Restricted and transferred financial assets (continued)

c) Transferred financial assets that are derecognized in their entirety with continuing involvement

Continuing involvement in a transferred and fully derecognized financial asset may result from contractual provisions in the transfer agreement or in a separate agreement with the counterparty or a third party entered into in connection with the transfer. The table below provides information on UBS AG’s continuing involvement in transferred and fully derecognized financial assets. There are a limited number of specific transactions for which UBS AG has continuing involvement in derecognized financial assets, as detailed below.

Transferred financial assets that are derecognized in their entirety with continuing involvement

CHF million	31.12.14
						Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item		Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/(loss) recognized at the date of transfer of the financial assets[2]	For the year ended 31.12.14	Life-to-date 31.12.14
Type of continuing involvement

Purchased and retained interest in securitization structures	Trading portfolio assets/ Replacement values	[1]	(22)	(22)	22	13	(1,582)

Total			(22)	(22)	22	13	(1,582)

CHF million	31.12.13
						Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item		Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/(loss) recognized at the date of transfer of the financial assets	For the year ended 31.12.13	Life-to-date 31.12.13
Type of continuing involvement

Lending arrangements	Loans		2,408	2,384	0	43	694

Purchased and retained interest in securitization structures	Trading portfolio assets/ Replacement values	[1]	(34)	(34)	1	6	(1,596)

Other					6

Total			2,374	2,350	8	49	(902)

  1  As of 31 December 2014, total purchased and retained interest in securitization structures consisted of trading portfolio assets of CHF 29 million and negative replacement values of CHF 51 million. As of 31 December 2013, total purchased and retained interest in securitization structures consisted of trading portfolio assets of CHF 34 million and negative replacement values of CHF 68 million. Represents gains/(losses) recognized on the date of transfer during the respective reporting period.

Purchased and retained interests in securitization vehicles

In cases where UBS AG has transferred assets into securitization vehicles and retained or purchased interests therein, UBS AG has a continuing involvement in those transferred assets. The majority of the retained continuing involvement securitization positions held in the trading portfolio are collateralized debt obligations, US commercial mortgage-backed securities and residential mortgage-backed securities. As a result of losses incurred in previous years, the majority of these continuing involvement positions have a carrying amount of zero as of 31 December 2014. As of 31 December 2014, the maximum exposure to loss related to purchased and retained interests in securitization structures was CHF 48 million, compared with CHF 49 million as of 31 December 2013, both mainly related to trading portfolio assets. Undiscounted cash outflows of CHF 71 million may be payable to the transferee in future periods as a consequence of holding the purchased and retained interests. The earliest period in which payment may be required is less than 1 month. Life-to-date losses presented in the table above only relate to retained interests held as of 31 December 2014.

Lending arrangements: loan to BlackRock fund

In 2008, UBS AG sold a portfolio of US RMBSs for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the RMBS fund), an entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS AG, which represented a continuing involvement in the assets transferred to the fund. In 2014, the remaining amount of the loan was fully repaid. Thus, as of 31 December 2014 UBS AG no longer had a continuing involvement.

Financial information

Note 25 Restricted and transferred financial assets (continued)

d) Off-balance-sheet assets received

The table below presents assets received from third parties that can be sold or repledged, that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance-sheet assets received

CHF million	31.12.14	31.12.13
Fair value of assets received which can be sold or repledged	388,855	351,712

received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions[1]	383,354	348,205

received in unsecured borrowings	5,502	3,507

thereof sold or repledged[2]	271,963	240,176

in connection with financing activities	227,515	193,879

to satisfy commitments under short sale transactions	27,958	26,609

in connection with derivative and other transactions[1]	16,491	19,688

  1   Includes securities received as initial margin from its clients that UBS AG is required to remit to CCPs, brokers and deposit banks through its exchange-traded derivative (ETD) clearing and execution services.  2  Does not include off-balance sheet securities (31 December 2014: CHF 37.6 billion, 31 December 2013: CHF 38.4 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 26 Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

On 1 January 2014, UBS AG adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). Under the revised rules, UBS AG is no longer able to offset certain derivative arrangements. Refer to Note 1b for more information. The prior period offsetting disclosure as of 31 December 2013 presented on the following pages was restated to reflect the effects of adopting these amendments.

The table on the following page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on the next pages do not purport to represent the UBS AG’s actual credit exposure.

Financial information

Notes to the UBS AG consolidated financial statements

Note 26 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	31.12.14
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1

Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4

Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0

Cash collateral receivables on derivative instruments[1]	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0

Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.4	1.5	4.5

Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	28.6	53.1	384.9

	31.12.13
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	1.2	27.5

Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	5.5	91.6

Positive replacement values	244.5	(2.8)	241.8	(194.9)	(33.5)	13.3	12.3	25.6	254.1

Cash collateral receivables on derivative instruments[1]	219.2	(196.1)	23.1	(14.4)	(1.1)	7.5	3.5	11.0	26.5

Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	3.5	7.4

Total assets	605.6	(224.3)	381.3	(215.9)	(144.3)	21.0	25.8	46.8	407.1

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.   2   The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.   3   For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.   4   Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Financial information

Note 26 Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	31.12.14
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2

Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8

Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1

Cash collateral payables on derivative instruments[1]	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4

Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3

Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

	31.12.13
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	1.0	9.5

Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	5.0	13.8

Negative replacement values	235.5	(2.8)	232.7	(194.9)	(18.9)	18.8	15.4	34.2	248.1

Cash collateral payables on derivative instruments[1]	233.9	(196.1)	37.8	(28.3)	(3.6)	5.8	6.8	12.6	44.5

Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	67.8	69.9

Total liabilities	518.7	(224.3)	294.3	(229.8)	(35.2)	29.3	91.5	120.7	385.8

  1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.  2  The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.  3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.  4  Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Financial information

Notes to the UBS AG consolidated financial statements

Note 27 Financial assets and liabilities – additional information

a) Measurement categories of financial assets and liabilities

The table below provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and liabilities as defined in IAS 39 Financial Instruments: Recognition and Measurement. Only those assets and liabilities which are financial instruments as de-

fined in IAS 32 Financial Instruments: Presentation are included in the table below, which causes certain balances to differ from those presented on the balance sheet.

è	Refer to Note 24 for more information on how the fair value of financial instruments is determined

Measurement categories of financial assets and financial liabilities

CHF million	31.12.14	31.12.13
Financial assets[1]

Held for trading

Trading portfolio assets	132,392	114,249

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449

Debt issued[2]	283	202

Positive replacement values	256,978	254,084

Total	389,653	368,535

Fair value through profit or loss

Financial assets designated at fair value	4,493	7,364

Financial assets at amortized cost

Cash and balances with central banks	104,073	80,879

Due from banks	13,334	13,874

Cash collateral on securities borrowed	24,063	27,496

Reverse repurchase agreements	68,414	91,563

Cash collateral receivables on derivative instruments	30,979	26,548

Loans[3]	315,984	286,959

Other assets	21,332	17,598

Total	578,179	544,918

Available-for-sale

Financial investments available-for-sale	57,159	59,525

Total financial assets	1,029,483	980,342

Financial liabilities

Held for trading

Trading portfolio liabilities	27,958	26,609

Debt issued[2]	308	362

Negative replacement values	254,101	248,079

Total	282,367	275,050

Fair value through profit or loss, other

Financial liabilities designated at fair value	75,297	69,901

Amounts due under unit-linked investment contracts	17,643	16,155

Total	92,940	86,056

Financial liabilities at amortized cost

Due to banks	10,492	12,862

Cash collateral on securities lent	9,180	9,491

Repurchase agreements	11,818	13,811

Cash collateral payables on derivative instruments	42,372	44,507

Due to customers	410,979	390,825

Debt issued	91,183	81,426

Other liabilities	46,013	39,522

Total	622,036	592,444

Total financial liabilities	997,343	953,550

  1  As of 31 December 2014, CHF 119 billion of Loans, CHF 0 billion of Due from banks, CHF 1 billion of Reverse repurchase agreements, CHF 35 billion of Financial investments available-for-sale and CHF 4 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months. As of 31 December 2013, CHF 116 billion of Loans, CHF 0 billion of Due from banks, CHF 0 billion of Reverse repurchase agreements, CHF 31 billion of Financial investments available-for-sale and CHF 5 billion of Financial assets designated at fair value are expected to be recovered or settled after twelve months.   2  Represents the embedded derivative component of structured debt issued for which the fair value option has not been applied and which is presented within Debt issued on the balance sheet.   3  Includes finance lease receivables of CHF 1.1 billion as of 31 December 2014 (31 December 2013: CHF 1.1 billion). Refer to Notes 10 and 33 for more information.

Financial information

Note 27 Financial assets and liabilities – additional information (continued)

b) Maturity analysis of financial liabilities

The contractual maturities for non-derivative and non-trading financial liabilities as of 31 December 2014 are based on the earliest date on which UBS AG could be contractually required to pay. The total amounts that contractually mature in each time-band are also shown for 31 December 2013. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities1

CHF billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Financial liabilities recognized on balance sheet[2]

Due to banks	7.5	2.1	0.5	0.4	0.0	10.5

Cash collateral on securities lent	5.2	2.8	1.2			9.2

Repurchase agreements	9.1	1.5	1.0	0.3		11.9

Trading portfolio liabilities[3,4]	28.0					28.0

Negative replacement values[3]	254.1					254.1

Cash collateral payables on derivative instruments	42.4					42.4

Financial liabilities designated at fair value[5]	3.0	13.5	18.4	22.5	21.2	78.6

Due to customers	393.4	13.1	4.1	0.3	0.1	411.0

Debt issued	7.2	15.4	14.2	37.4	28.4	102.7

Other liabilities	62.5					62.5

Total 31.12.14	812.3	48.4	39.4	60.9	49.8	1,010.9

Total 31.12.13	791.6	22.9	43.1	66.2	41.3	965.1

Guarantees, commitments and forward starting transactions[6]

Commitments

Loan commitments	50.4	0.1	0.1	0.0		50.7

Underwriting commitments	0.7					0.7

Total commitments	51.1	0.1	0.1	0.0	0.0	51.4

Guarantees	17.4	0.0	0.1	0.1	0.0	17.7

Forward starting transactions

Reverse repurchase agreements	10.3					10.3

Securities borrowing agreements	0.1					0.1

Total 31.12.14	79.0	0.1	0.2	0.2	0.0	79.5

Total 31.12.13	83.0	0.3	0.2	0.3	0.1	83.9

  1  Non-financial liabilities such as deferred income, deferred tax liabilities, provisions and liabilities on employee compensation plans are not included in this analysis.   2   Except for trading portfolio liabilities and negative replacement values (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.   3  Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to Note 14 for undiscounted cash flows of derivatives designated in hedge accounting relationships.   4  Contractual maturities of trading portfolio liabilities are: CHF 26.7 billion due within one month (2013: CHF 24.3 billion), CHF 1.3 billion due between one month and one year (2013: CHF 1.2 billion), and CHF 0 billion due between 1 and 5 years (2013: CHF 1.1 billion).   5  Future interest payments on variable rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments which are variable are determined by reference to the conditions existing at the reporting date.   6  Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

Financial information

Notes to the UBS AG consolidated financial statements

Note 27 Financial assets and liabilities – additional information (continued)

c) Reclassification of financial assets

In 2008 and 2009, certain financial assets were reclassified from Trading portfolio assets to Loans. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The reclassification of financial assets reflected UBS AG’s change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term. The foreseeable future is interpreted to mean a period of approximately 12 months following the date of reclassification. The financial assets were reclassified using their fair value on the date of the reclassification, which became their new cost basis at that date.

Held-for-trading assets reclassified to loans and receivables

CHF billion	31.12.14	31.12.13
Carrying value	0.7	1.5

Fair value	0.7	1.5

Pro-forma fair value gain/(loss)	0.0	0.0

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables

	31.12.14
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
Municipal auction rate securities	0.2	0.2	0.2	97

Monoline-protected assets	0.3	0.3	0.3	94

Other assets	0.2	0.2	0.1	92

Total	0.7	0.7	0.7	94

In 2014, the carrying value of the remaining reclassified financial assets decreased by CHF 0.8 billion, mainly due to sales and redemptions of US student loan auction rate securities and monoline-protected assets. The overall impact on operating profit before tax from the financial assets for the year ended 31 December

2014 was a profit of CHF 84 million (see table below). If the financial assets had not been reclassified, the impact on operating profit before tax for the year ended 31 December 2014 would have been a profit of approximately CHF 0.1 billion (2013: CHF 0.2 billion).

Contribution of the reclassified assets to the income statement

	For the year ended
CHF million	31.12.14	31.12.13
Net interest income	39	74

Credit loss (expense)/recovery	2	4

Other income[1]	43	53

Impact on operating profit before tax	84	132

  1   Includes net gains/losses on the disposal of reclassified financial assets.

Financial information

Note 27 Financial assets and liabilities – additional information (continued)

d) Maximum exposure to credit risk of financial assets designated at fair value

Financial assets designated at fair value totaled CHF 4,493 million as of 31 December 2014 (31 December 2013: CHF 7,364 million). Maximum exposure to credit risk from financial assets designated at fair value was CHF 4.3 billion as of 31 December 2014 (31 December 2013: CHF 6.8 billion). The exposure related to structured loans and reverse repurchase and securities borrowing agreements was mitigated by securities collateral of CHF 3.3 billion as of 31 December 2014 (31 December 2013: CHF 5.4 billion).

The maximum exposure to credit risk of loans, but not structured loans, is generally mitigated by credit derivatives or similar instruments. Information regarding these instruments and the exposure which they mitigate is provided in the table below on a notional basis.

Investment fund units designated at fair value do not have a direct exposure to credit risk.

è	Refer to Note 24 for more information on financial assets designated at fair value, and to the Maximum exposure to credit risk disclosure in the Credit risk section of this report for more information on collateral related to financial assets designated at fair value

Notional amounts of loans designated at fair value and related credit derivatives

CHF million	31.12.14	31.12.13
Loans – notional amount	667	1,103

Credit derivatives related to loans – notional amount[1]	644	790

Credit derivatives related to loans – fair value[1]	1	(8)

  1  Credit derivatives contracts include credit default swaps, total return swaps and similar instruments.

The table below provides the impact on the fair values of loans from changes in credit risk for the periods presented and cumulatively since inception. Similarly, the change in fair value of credit derivatives and similar instruments which are used to hedge these loans is also provided.

Changes in fair value of loans and related credit derivatives attributable to changes in credit risk

	For the year ended		Cumulative from inception until the year ended
CHF million	31.12.14	31.12.13	31.12.14	31.12.13
Changes in fair value of loans designated at fair value, attributable to changes in credit risk[1]	(3)	16	(2)	5

Changes in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit risk of loans designated at fair value[1]	3	(9)	1	(8)

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

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans

The table below provides information relating to pension costs for defined benefit plans and defined contribution plans. These costs are part of Personnel expenses.

Income statement – expenses related to pension and other post-employment benefit plans

CHF million	31.12.14	31.12.13	31.12.12
Net periodic pension cost for defined benefit plans	467	651	(222)

of which: related to major pension plans[1]	508	638	(116)

of which: Swiss plan	458	555	(198)

of which: Non-Swiss plans	50	82	82

of which: related to post-retirement medical and life insurance plans[2]	(36)	(11)	(102)

of which: related to remaining plans and other costs[3]	(5)	24	(3)

Pension cost for defined contribution plans[4]	244	236	240

Total pension and other post-employment benefit plan expenses[5]	711	887	18

  1  Refer to Note 28a for more information.   2  Refer to Note 28b for more information.   3  Other costs include differences between actual and estimated performance award accruals and net accrued pension costs related to restructuring.   4  Refer to Note 28c for more information.   5  Refer to Note 6.

The table below provides information relating to amounts recognized in other comprehensive income for defined benefit plans.

Other comprehensive income – gains/(losses) on pension and other post-employment benefit plans

CHF million	31.12.14	31.12.13	31.12.12
Major pension plans[1]	(1,456)	1,168	1,053

of which: Swiss plan	(1,032)	1,119	1,095

of which: Non-Swiss plans	(424)	49	(42)

Post-retirement medical and life insurance plans[2]	(5)	3	(26)

Remaining plans	7	7	(5)

Gains/(losses) recognized in other comprehensive income, before tax	(1,454)	1,178	1,023

Tax (expense)/benefit relating to defined benefit plans recognized in other comprehensive income	247	(239)	(413)

Gains/(losses) recognized in other comprehensive income, net of tax[3]	(1,208)	939	609

  1  Refer to Note 28a for more information.   2  Refer to Note 28b for more information.   3  Refer to the “Statement of comprehensive income.”

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The tables below provide information on UBS AG’s assets and liabilities with respect to pension and post-employment benefit plans. These are recognized on the balance sheet within Other assets and Other liabilities. All major plans are currently in a deficit situation.

Balance sheet – net defined benefit pension and post-employment asset

CHF million	31.12.14	31.12.13
Major pension plans[1]	0	952

of which: Swiss plan	0	952

of which: Non-Swiss plans	0	0

Post-retirement medical and life insurance plans	0	0

Remaining plans	0	0

Total net defined benefit pension and post-employment asset[2]	0	952

  1  Refer to Note 28a for more information.   2  Refer to Note 18.

Balance sheet – net defined benefit pension and post-employment liability

CHF million	31.12.14	31.12.13
Major pension plans[1]	1,256	903

of which: Swiss plan	25	0

of which: Non-Swiss plans[2]	1,231	903

Post-retirement medical and life insurance plans[3]	85	114

Remaining plans	32	31

Total net defined benefit pension and post-employment liability[4]	1,374	1,048

  1  Refer to Note 28a for more information.   2  Liability consists of: UK plan CHF 568 million, US plans CHF 297 million and German plans CHF 367 million (31 December 2013: UK plan CHF 433 million, US plans CHF 186 million and German plans CHF 284 million).   3  Refer to Note 28b for more information.  4  Refer to Note 23.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

a) Defined benefit pension plans

UBS AG has established pension plans for its employees in various locations. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations for the plans in these countries are performed as required.

The overall investment policy and strategy for UBS AG’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with contributions, ensures that there will be sufficient assets to pay pension benefits as they fall due while also mitigating the various risks of the plans. For the plans with assets (i.e., funded plans), the investment strategies for the plans are managed under local laws and regulations in each jurisdiction. The actual asset allocation is determined by the governance body with reference to the prevailing current and expected economic and market conditions and in consideration of specific asset class risk in the risk profile. Within this framework, UBS AG ensures that the fiduciaries consider how the asset investment strategy correlates with the maturity profile of the plan liabilities and the respective potential impact on the funded status of the plans, including potential short term liquidity requirements.

The defined benefit obligation for all of UBS AG’s defined benefit pension plans are directly impacted by changes in yields of high-quality corporate bonds in the respective country, as the applicable discount rate to determine the defined benefit obligation is based on these yields. For the funded plans, the pension assets are invested in a diversified portfolio of financial assets including real estate, bonds, investment funds and cash across geographic regions to ensure a balance of risk and return to the extent allowed under local pension laws. The market value of these financial assets is not fully correlated to changes in high-quality corporate bond yields. This results in volatility in the net asset/liability position for each plan. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body in each country. The net asset/liability volatility for each plan is dependent on the specific financial assets chosen by each plan’s fiduciaries. For certain pension plans, a liability-driven investment approach is applied to a portion of the plan assets to reduce potential volatility.

Swiss pension plan

The Swiss pension plan covers employees of UBS AG and its affiliated companies in Switzerland and exceeds the minimum benefit requirements under Swiss pension law. The pension fund must provide the minimum mandatory benefits in accordance with Swiss pension law.

Contributions to the pension plan are paid by the employees and the employer. The Swiss pension plan allows employees a choice with regard to the level of contributions paid by the employee. Employee contributions are calculated as a percentage of contributory salary and are deducted monthly. The percentages deducted from salary depend on age and choice of contribution category and vary between 1% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation. Depending on the age of the employee, UBS AG pays a contribution that ranges between 6.5% and 27.5% of contributory base salary and between 3.6% and 9% of contributory variable compensation. UBS AG also pays risk contributions which are used to finance benefits paid out in the event of death and disability, as well as to finance bridging pensions.

The benefits include retirement benefits and disability, death and survivor pensions. The pension plan offers to members at the normal retirement age of 64 a choice between a lifetime pension with or without full restitution and a partial or full lump sum payment. Members can draw retirement benefits early from the age of 58. The amount of pension payable is a result of the conversion rate applied on the accumulated balance of the individual plan participant’s pension account at the retirement date. The accumulated balance of each individual plan participant’s pension account is based on credited vested benefits transferred from previous employers, purchases of benefits and the employee and employer contributions that have been made to the pension account of each individual plan participant, as well as the interest accrued on the accumulated balance. The interest rate accrued is defined annually by the Pension Foundation Board.

Although the Swiss pension plan is based on a defined contribution promise under Swiss pension law, it is accounted for as a defined benefit plan under IAS 19, primarily because of the obligation to accrue interest on the pension accounts and the payment of lifetime pensions. The actuarial assumptions used for the Swiss pension plan are based on the local economic environment.

è	Refer to Note 1a item 24 for a description of the accounting policy for defined benefit pension plans

The Swiss pension plan is governed by the Pension Foundation Board as required by the Swiss pension law. The responsibilities of the Pension Foundation Board are defined by Swiss pension law and by the plan rules. According to Swiss pension law, a temporary limited underfunding is permitted. However, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be expected to be restored within a period up to a maximum of ten years. Under Swiss pension law, if the Swiss pension plan became significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In these situations, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. The Swiss pension plan has a technical funding ratio under Swiss pension law of 123.7% as of 31 December 2014 (31 December 2013: 127.0%).

The investment strategy of the Swiss plan is implemented based on a multi-level investment and risk management process

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

and is in line with Swiss pension law, including the rules and regulations relating to diversification of plan assets. These rules, among others, specify restrictions to the composition of plan assets (e.g. limit of 50% for investments in equities). The investment strategy of the Swiss plan is aligned to the defined risk budget set out by the Pension Foundation Board. The risk budget is determined based on regularly performed asset and liability management analyses. In order to implement the risk budget, the Swiss plan may use direct investments, investment funds and derivatives. To mitigate foreign currency risk, a specific currency hedging strategy was implemented. The Pension Foundation Board strives for a medium- and long-term balance between assets and liabilities. Under IAS 19, volatility arises in the Swiss pension plan net asset/liability because the fair value of the plan assets is not directly correlated to movements in the value of the plan’s defined benefit obligation in the short term.

The employer contributions expected to be made to the Swiss pension plan in 2015 are estimated to be CHF 486 million.

As of 31 December 2014, the Swiss pension plan was in a deficit situation on an IFRS measurement basis, as the defined benefit obligation exceeded the fair value of plan assets by CHF 25 million. On the same measurement basis, as of 31 December 2013, the Swiss pension plan had a surplus of CHF 1,760 million. A surplus can only be recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which is the difference between the estimated future net service cost and the estimated future employer contributions. As of 31 December 2013, the estimated future economic benefit was CHF 952 million and hence, this was the amount recognized as net defined benefit asset on the balance sheet. The difference of CHF 808 million between the pension plan surplus and the estimated future economic benefit, the so-called asset ceiling effect, was recognized as a loss in other comprehensive income in 2013, which was reversed in 2014.

Non-Swiss pension plans

The non-Swiss locations of UBS AG offer various pension plans in accordance with local regulations and practices. The locations with significant defined benefit plans are the UK, the US and Germany. The remaining non-major plans are located mainly in Asia Pacific, Europe and the Americas. As these other plans are not significant to the financial results of UBS AG, no specific disclosure is provided.

The non-Swiss pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the specific rate of benefit accrual and the level of employee compensation. The amounts shown for the non-Swiss pension plans reflect the net funded positions of the significant non-Swiss pension plans. UBS AG’s general principle is to ensure that the plans are appropriately funded under local pension regulations in each country and this is the primary driver for determining when additional contributions are required. Similar to the Swiss pension plan, volatility arises in the non-Swiss pension plans’ net asset/liability because the fair value of the plan assets is not directly correlated to movements in the value of the plans’ defined benefit obligation.

The employer contributions expected to be made to these pension plans in 2015 are estimated to be CHF 107 million. The funding policy for these plans is consistent with local government regulations and tax requirements. The actuarial assumptions used for the non-Swiss pension plans are based on the local economic environment.

è	Refer to Note 1a item 24 for a description of the accounting policy for defined benefit pension plans

UK

The UK plan is a career average revalued earnings scheme and benefits increase automatically based on UK price inflation. Normal retirement age for participants in the UK plan is 60. The plan is closed to new entrants, who instead can participate in a defined contribution plan. On 1 July 2013, UBS AG closed the UK defined benefit pension plan for future service. After that date, UBS AG no longer recognizes current service costs for this plan. The closure of the plan for future service did not have a financial impact since the UK plan is a career average plan and past service benefits are indexed to UK price inflation. Plan participants who were active employees under the defined benefit plan were eligible to become participants of the defined contribution plan for any service after the plan was closed for future service.

The responsibility for governance of the UK plan lies jointly with the Pension Trustee Board, which is required under local pension laws, and UBS AG. The employer contributions to the pension fund included regular contributions and specific deficit funding contributions up to the date of the closure of the UK plan for future service and thereafter represent agreed deficit funding contributions. The employer contributions are determined based on the most recent actuarial valuation which is conducted based on assumptions agreed by the Pension Trustee Board and UBS AG. In the event of an underfunding, UBS AG must agree to a deficit recovery plan with the Pension Trustee Board within statutory deadlines. As the plan’s obligation is to provide guaranteed lifetime pension benefits to plan participants upon retirement, increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK plan where inflationary increases result in higher sensitivity to changes in the life expectancy.

The plan assets are invested in a diversified class of assets and a portion of the plan assets are invested in a liability-driven investment approach focusing on the investment in inflation-indexed bonds which provide a partial hedge against price inflation. If price inflation increases, the defined benefit obligation will likely increase more significantly than any change in the fair value of plan assets. This would result in an increase in the net defined benefit liability. However, based on the plan rules and due to local pension legislation, there are caps on the level of inflationary increase applied to plan benefits.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

US

There are two distinct major defined benefit pension plans in the US. Normal retirement age for participants in the US plans is 65. The plans are closed to new entrants, who instead can participate in defined contribution plans.

One defined benefit pension plan is a contribution-based plan where each participant accrues a percentage of salary in a pension account. The pension account is credited annually with interest based on a rate that is linked to the yield on a US government bond. Upon retirement, the plan participant can elect to receive the retirement benefit as a lump sum or a lifetime pension. The other plan provides a lifetime pension which is based on the career average earnings of each individual plan participant.

There are pension plan fiduciaries for both defined benefit pension plans as required under local state pension laws. The fiduciaries, jointly with UBS AG are responsible for the governance of the plans. Actuarial valuations are regularly completed for the plans and UBS AG has historically elected to make contributions to the plans in order to at least maintain a funded ratio of 80% as calculated under local pension regulations. The annual employer contributions are equal to the present value of benefits accrued each year plus a rolling amortization of any prior underfunding. If the employer contributes more than the minimum or the plan has assets exceeding the liabilities, the excess can be used to offset minimum funding requirements.

The plan assets are invested in a diversified portfolio of financial assets. Each pension plan’s fiduciaries are responsible for the investment decisions with respect to the plan assets. A liability-driven investment approach is applied for one of the US plans to support the volatility management in the net asset/liability position. Derivative instruments may be employed to manage volatility, including (but not limited to) interest rate futures, equity futures and swaps (including credit default and interest rate swaps).

In 2013, UBS AG offered to certain deferred vested members of the US pension plans the option to receive a lump sum payment (or early annuity payments) instead of a lifetime pension. This resulted in a reduction of the defined benefit obligation of CHF 196 million, a reduction of fair value of plan assets of CHF 216 million and a charge to the income statement of CHF 20 million in 2013.

Germany

There are two different defined benefit pension plans in Germany and both are contribution-based plans. No plan assets are set aside to fund these plans and benefits are directly paid by UBS AG. Normal retirement age for the participants in the German plans is 65. Within the larger of the two pension plans, each participant accrues a percentage of salary in a pension account. On an annual basis the accumulated account balance of the plan participant is credited with guaranteed interest at a rate of 5%. The other plan is a deferred compensation plan in which amounts are accrued annually based on employee elections. For the deferred compensation plan, the accumulated account balance is credited on an annual basis with a guaranteed interest rate of 4% for amounts accrued after 2009. Both German plans are regulated under German pension law under which the responsibility to pay pension benefits when they are due is entirely the responsibility of UBS AG. For the German plans, a portion of the pension payments is directly increased in line with price inflation.

The table on the following pages provides an analysis of the movement in the net asset/liability recognized on the balance sheet for defined benefit pension plans from the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans

CHF million	Swiss		Non-Swiss		Total
For the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Defined benefit obligation at the beginning of the year	20,738	21,901	4,670	4,773	25,408	26,674

Current service cost	496	549	10	21	506	569

Interest expense	465	399	217	199	682	597

Plan participant contributions	202	197	0	0	202	197

Remeasurements of defined benefit obligation	3,120	(1,124)	619	105	3,739	(1,019)

of which: actuarial (gains)/losses arising from changes in demographic assumptions	66	0	70	(23)	136	(23)

of which: actuarial (gains)/losses arising from changes in financial assumptions	2,705	(1,114)	669	3	3,374	(1,111)

of which: experience (gains)/losses[1]	349	(10)	(121)	125	228	115

Past service cost related to plan amendments	0	0	0	(196)	0	(196)

Curtailments	(54)	(37)	0	0	(54)	(37)

Benefit payments	(1,045)	(1,183)	(172)	(204)	(1,218)	(1,388)

Termination benefits	34	36	0	0	34	36

Foreign currency translation	0	0	297	(26)	297	(26)

Defined benefit obligation at the end of the year	23,956	20,738	5,642	4,670	29,598	25,408

of which: amounts owing to active members	11,480	9,841	624	710	12,104	10,551

of which: amounts owing to deferred members	0	0	2,756	2,249	2,756	2,249

of which: amounts owing to retirees	12,477	10,897	2,261	1,711	14,738	12,608

Fair value of plan assets at the beginning of the year	22,498	21,783	3,768	3,783	26,266	25,566

Return on plan assets excluding amounts included in interest income	1,262	803	195	154	1,457	957

Interest income	513	403	183	162	697	565

Employer contributions – excluding termination benefits	478	470	181	125	659	595

Employer contributions – termination benefits	34	36	0	0	34	36

Plan participant contributions	202	197	0	0	202	197

Benefit payments	(1,045)	(1,183)	(172)	(204)	(1,218)	(1,388)

Administration expenses, taxes and premiums paid	(10)	(11)	(6)	(5)	(16)	(16)

Payments related to plan amendments	0	0	0	(216)	0	(216)

Foreign currency translation	0	0	261	(31)	261	(31)

Fair value of plan assets at the end of the year	23,931	22,498	4,410	3,768	28,341	26,266

Asset ceiling effect	0	808	0	0	0	808

Net defined benefit asset/(liability)	(25)	952	(1,231)	(903)	(1,256)	50

Movement in the net asset/(liability) recognized on the balance sheet

Net asset/(liability) recognized on the balance sheet at the beginning of the year	952	(118)	(903)	(990)	50	(1,108)

Net periodic pension cost	(458)	(555)	(50)	(82)	(508)	(638)

Amounts recognized in other comprehensive income	(1,032)	1,119	(424)	49	(1,456)	1,168

Employer contributions – excluding termination benefits	478	470	181	125	659	595

Employer contributions – termination benefits	34	36	0	0	34	36

Foreign currency translation	0	0	(36)	(5)	(36)	(5)

Net asset/(liability) recognized on the balance sheet at the end of the year	(25)	952	(1,231)	(903)	(1,256)	50

Funded and unfunded plans

Defined benefit obligation from funded plans	23,956	20,738	5,249	4,365	29,205	25,102

Defined benefit obligation from unfunded plans	0	0	392	306	392	306

Plan assets	23,931	22,498	4,410	3,768	28,341	26,266

Surplus/(deficit)	(25)	1,760	(1,231)	(903)	(1,256)	857

Asset ceiling effect	0	808	0	0	0	808

Net defined benefit asset/(liability)	(25)	952	(1,231)	(903)	(1,256)	50

  1  Experience (gains)/losses are a component of actuarial remeasurements of the defined benefit obligation which reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Analysis of amounts recognized in net profit

CHF million	Swiss		Non-Swiss		Total
For the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Current service cost	496	549	10	21	506	569

Interest expense related to defined benefit obligation	465	399	217	199	682	597

Interest income related to plan assets	(513)	(403)	(183)	(162)	(697)	(565)

Interest expense on asset ceiling effect	19	0	0	0	19	0

Administration expenses, taxes and premiums paid	10	11	6	5	16	16

Plan amendments	0	0	0	20	0	20

Curtailments	(54)	(37)	0	0	(54)	(37)

Termination benefits	34	36	0	0	34	36

Net periodic pension cost	458	555	50	82	508	638

Analysis of amounts recognized in other comprehensive income

CHF million	Swiss		Non-Swiss		Total
For the year ended	31.12.14	31.12.13	31.12.14	31.12.13	31.12.14	31.12.13
Remeasurement of defined benefit obligation	(3,120)	1,124	(619)	(105)	(3,739)	1,019

Return on plan assets excluding amounts included in interest income	1,262	803	195	154	1,457	957

Asset ceiling effect excluding interest expense on asset ceiling effect	808	(808)	0	0	808	(808)

Interest expense on asset ceiling effect	19	0	0	0	19	0

Total gains/(losses) recognized in other comprehensive income, before tax	(1,032)	1,119	(424)	49	(1,456)	1,168

The table below provides information on the duration of the defined benefit pension obligations and the distribution of the timing of benefit payments.

	Swiss		Non-Swiss[1]
	31.12.14	31.12.13	31.12.14	31.12.13
Duration of the defined benefit obligation (in years)	16.7	15.1	17.9	18.9

Maturity analysis of benefits expected to be paid
CHF million
Benefits expected to be paid within 12 months	1,033	1,033	165	151

Benefits expected to be paid between 1 to 3 years	2,023	2,051	344	321

Benefits expected to be paid between 3 to 6 years	3,035	3,008	596	555

Benefits expected to be paid between 6 to 11 years	5,394	5,630	1,253	1,168

Benefits expected to be paid between 11 to 16 years	5,571	5,874	1,510	1,422

Benefits expected to be paid in more than 16 years	26,613	28,915	9,289	8,970

  1  The duration of the defined benefit obligation represents a weighted average across non-Swiss plans.

The tables below show the principal actuarial assumptions used in calculating the defined benefit obligations.

	Swiss		Non-Swiss[1]
	31.12.14	31.12.13	31.12.14	31.12.13
Principal actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	1.15	2.30	3.66	4.64

Rate of salary increase	2.40	2.50	3.01	3.15

Rate of pension increase	0.00	0.00	2.97	3.30

Rate of interest credit on retirement savings	1.40	2.55	1.13	1.12

  1  Represents weighted average assumptions across non-Swiss plans.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Mortality tables and life expectancies for major plans

		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.14	31.12.13	31.12.14	31.12.13
Switzerland	BVG 2010 G	21.4	21.3	23.2	23.1

UK	S1NA_L CMI 2014 G, with projections[1]	24.4	24.4	27.2	27.3

US	RP2014 G, with MP2014 projection scale[2]	21.7	19.3	23.4	19.3

Germany	Dr. K. Heubeck 2005 G	19.9	19.7	22.5	22.4

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.14	31.12.13	31.12.14	31.12.13
Switzerland	BVG 2010 G	23.9	23.8	25.6	25.5

UK	S1NA_L CMI 2014 G, with projections[1]	25.7	25.5	28.0	27.8

US	RP2014 G, with MP2014 projection scale[2]	23.9	21.1	25.6	21.1

Germany	Dr. K. Heubeck 2005 G	23.9	23.8	26.5	26.3

  1  In 2013 the mortality table S1NA_L CMI 2010 G, with projections was used.  2  In 2013 the mortality table PPA mandated mortality table per IRC 1.430(h)(3) was used.

Volatility arises in the defined benefit obligation for each of the pension plans due to the following actuarial assumptions applied in the measurement of the defined benefit obligation:

–

Discount rate: the discount rate is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. Consequently, a decrease in the yield of high-quality corporate bonds will increase the defined benefit obligation of the pension plans. Conversely, an increase in the yield of high-quality corporate bonds will decrease the defined benefit obligation of the pension plans.

–

Rate of salary increase: an increase in the salary of plan participants will generally increase the defined benefit obligation, specifically for the Swiss and German plans. For the UK plan, as the plan is closed for future service, UBS AG employees are not accruing future service benefits and thus salary increases have no impact on the defined benefit obligation. For the US plans, only a small percentage of the total population continues to accrue benefits for future service thus the impact of a salary increase on the defined benefit obligation is minimal.

–

Rate of pension increase: for the Swiss plan, there is no automatic indexing of pensions. Any increase would be decided by the Pension Foundation Board. Similarly, for the US plans, there is no automatic indexing of pensions. For the UK plan, pensions are automatically indexed to price inflation as per plan rules and local pension legislation. Similarly, the German defined benefit pension plans are automatically indexed and a portion of the pensions are directly increased by price inflation. An increase in price inflation in the UK and Germany will increase the plan’s defined benefit obligation.

–

Rate of interest credit on retirement savings: the plan in Switzerland and one of the plans in the US have retirement saving balances which are increased annually by an interest credit rate. For these plans, an increase in the interest credit rate would increase the plan’s defined benefit obligation.

–

Life expectancy: for most of UBS’s defined benefit pension plans, the pension plan’s obligation is to provide guaranteed lifetime pension benefits. The defined benefit obligation for all plans are calculated using an underlying best estimate of the life expectancy of plan participants. An increase in the life expectancy of plan participants will increase the plan’s defined benefit obligation.

The table on the following page presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would be affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. Unforeseen circumstances may arise, which could result in variations that are outside the range of alternatives deemed reasonably possible. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit asset/(liability) in its entirety. Caution should be used in extrapolating the sensitivities below to the overall impact on the defined benefit obligation as the sensitivities may not be linear.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Sensitivity analysis of significant actuarial assumptions1

	Swiss plan: increase/(decrease) in defined benefit obligation		Non-Swiss plans: increase/(decrease) in defined benefit obligation
CHF million	31.12.14	31.12.13	31.12.14	31.12.13
Discount rate

Increase by 50 basis points	(1,688)	(1,301)	(470)	(411)

Decrease by 50 basis points	1,936	1,471	535	472

Rate of salary increase

Increase by 50 basis points	210	142	2	1

Decrease by 50 basis points	(198)	(138)	(2)	(1)

Rate of pension increase

Increase by 50 basis points	1,315	1,007	422	391

Decrease by 50 basis points	– [2]	– [2]	(370)	(340)

Rate of interest credit on retirement savings

Increase by 50 basis points	334	270	9	7

Decrease by 50 basis points	(315)	(259)	(8)	(6)

Life expectancy

Increase in longevity by one additional year	755	561	180	132

  1  The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.  2  As the assumed rate of pension increase was 0% as of 31 December 2014 and as of 31 December 2013, a downward change in assumption is not applicable.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The table below provides information on the composition and fair value of plan assets of the Swiss pension plan and the non-Swiss pension plans.

Composition and fair value of plan assets

Swiss plan

	31.12.14				31.12.13
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	829	0	829	3	113	0	113	1

Real estate/property

Domestic	0	2,582	2,582	11	0	2,523	2,523	11

Investment funds

Equity

Domestic	798	0	798	3	617	0	617	3

Foreign	6,245	994	7,239	30	5,935	827	6,761	30

Bonds[1]

Domestic, AAA to BBB–	2,591	0	2,591	11	3,018	0	3,018	13

Domestic, below BBB–	0	0	0	0	0	0	0	0

Foreign, AAA to BBB–	6,418	0	6,418	27	6,867	0	6,867	31

Foreign, below BBB–	104	0	104	0	752	0	752	3

Real estate

Foreign	0	104	104	0	0	124	124	1

Other	2,513	736	3,249	14	1,220	486	1,707	8

Other investments	0	17	17	0	0	15	15	0

Total	19,499	4,432	23,931	100	18,523	3,975	22,498	100

			31.12.14				31.12.13
Total fair value of plan assets			23,931				22,498

of which:

Bank accounts at UBS AG and UBS AG debt instruments			385				119

UBS shares			38				32

Securities lent to UBS AG2			921				1,001

Property occupied by UBS AG			87				143

Derivative financial instruments, counterparty UBS AG2			(357)				287

Structured products, counterparty UBS AG			42				122

  1  The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.   2  Securities lent to UBS AG and derivative financial instruments are presented gross of any collateral. Net of collateral, derivative financial instruments amounted to CHF (123) million as of 31 December 2014 (31 December 2013: CHF 14 million). Securities lent to UBS AG were fully covered by collateral as of 31 December 2014 and 31 December 2013.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

Non-Swiss plans

	31.12.14				31.12.13
	Fair value			Weighted average plan asset allocation %	Fair value			Weighted average plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	224	0	224	5	173	0	173	5

Bonds[1]

Domestic, AAA to BBB–	104	0	104	2	66	0	66	2

Domestic, below BBB–	10	0	10	0	42	0	42	1

Foreign, AAA to BBB–	24	0	24	1	10	0	10	0

Foreign, below BBB–	3	0	3	0	7	0	7	0

Private equity	0	0	0	0	1	0	1	0

Investment funds

Equity

Domestic	372	0	372	8	639	3	641	17

Foreign	1,300	0	1,300	29	1,012	0	1,012	27

Bonds[1]

Domestic, AAA to BBB–	1,486	0	1,486	34	1,061	0	1,061	28

Domestic, below BBB–	193	0	193	4	208	0	208	6

Foreign, AAA to BBB–	123	0	123	3	100	35	135	4

Foreign, below BBB–	157	0	157	4	62	21	83	2

Real estate

Domestic	43	112	155	4	0	103	103	3

Other	33	178	211	5	45	160	205	5

Insurance contracts	0	17	17	0	0	15	15	0

Asset-backed securities	17	0	17	0	0	0	0	0

Other investments	5	10	14	0	0	5	5	0

Total fair value of plan assets	4,094	317	4,410	100	3,426	342	3,768	100

  1  The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

b) Post-retirement medical and life insurance plans

In the US and the UK, UBS AG offers post-retirement medical benefits that contribute to the health care coverage of certain employees and their beneficiaries after retirement. The UK post-retirement medical plan is closed to new entrants. In the US, in addition to post-retirement medical benefits, UBS AG also provides post-retirement life insurance benefits to certain employees. The post-retirement medical benefits in the UK and the US cover all types of medical expenses including, but not limited to, cost of doctor visits, hospitalization, surgery and pharmaceuticals. These plans are not pre-funded plans and costs are incurred as amounts are paid. In the US, the retirees contribute to the cost of the post-retirement medical benefits.

In 2014, UBS AG announced changes to the US post-retirement medical plans in relation to a reduction or elimination of the subsidy provided for medical benefits. This change reduced the post-retirement benefit obligation by CHF 33 million, resulting in a corresponding gain recognized in the income statement in 2014.

Further in 2014, UBS AG announced changes to the US post-retirement life insurance plans in relation to an elimination of the US post-retirement life insurance policy. This change reduced the post-retirement benefit obligation by CHF 8 million, resulting in a corresponding gain recognized in the income statement in 2014.

In 2013, UBS AG announced changes to one of the US post-retirement medical plans in relation to the eligibility criteria and cost sharing. This change reduced the post-retirement benefit obligation by CHF 9 million, resulting in a corresponding gain recognized in the income statement in 2013.

Further in 2013, UBS AG announced a change to the other US post-retirement medical plan in relation to coverage for prescription drugs. This plan change reduced the post-retirement benefit obligation by CHF 8 million, resulting in a corresponding gain recognized in the income statement in 2013.

The employer contributions expected to be made to the post-retirement medical and life insurance plans in 2015 are estimated to be CHF 9 million.

The table on the following page provides an analysis of the net asset/liability recognized on the balance sheet for post-retirement medical and life insurance plans from the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Post-retirement medical and life insurance plans

CHF million
For the year ended	31.12.14	31.12.13

Post-retirement benefit obligation at the beginning of the year	114	136

Current service cost	0	1

Interest expense	5	6

Plan participant contributions	2	2

Remeasurements of post-retirement benefit obligation	5	(3)

of which: actuarial (gains)/losses arising from changes in demographic assumptions	4	(1)

of which: actuarial (gains)/losses arising from changes in financial assumptions	8	(10)

of which: experience (gains)/losses[1]	(7)	8

Past service cost related to plan amendments	(41)	(17)

Benefit payments[2]	(10)	(9)

Foreign currency translation	10	(2)

Post-retirement benefit obligation at the end of the year	85	114

of which: amounts owing to active members	12	15

of which: amounts owing to deferred members	0	0

of which: amounts owing to retirees	74	99

Fair value of plan assets at the end of the year	0	0

Net post-retirement benefit asset/(liability)	(85)	(114)

Analysis of amounts recognized in net profit

Current service cost	0	1

Interest expense related to post-retirement benefit obligation	5	6

Past service cost related to plan amendments	(41)	(17)

Net periodic cost	(36)	(11)

Analysis of gains/(losses) recognized in other comprehensive income

Remeasurement of post-retirement benefit obligation	(5)	3

Total gains/(losses) recognized in other comprehensive income, before tax	(5)	3

  1  Experience (gains)/losses are a component of actuarial remeasurements of the post-retirement benefit obligation which reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.  2  Benefits payments are funded by employer contribution and plan participant contributions.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The post-retirement benefit obligation is determined by using the assumed average health care cost trend rate, the discount rate and the life expectancy. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life insurance plans as for the defined benefit obligations arising from pension plans.

The discount rate and the assumed average health care cost trend rates are presented in the table below. The basis for life expectancy assumptions is the same as provided for defined benefit pension plans in Note 28a.

Principal weighted average actuarial assumptions used (%)1

Assumptions used to determine post-retirement benefit obligations at the end of the year

For the year ended	31.12.14	31.12.13
Discount rate	3.84	4.77

Average health care cost trend rate – initial	6.44	6.81

Average health care cost trend rate – ultimate	5.19	5.12

  1  The assumptions for life expectancies are provided within Note 28a.

Volatility arises in the post-retirement benefit obligation for each of the post-retirement medical and life insurance plans due to the following actuarial assumptions applied in the measurement of the post-retirement benefit obligation:

–

Discount rate: similar as for defined benefit pension plans, a decrease in the yield of high-quality corporate bonds will increase the post-retirement benefit obligation for these plans. Conversely, an increase in the yield of high-quality corporate bonds will decrease the post-retirement benefit obligation for these plans.

–	Average health care cost trend rate: an increase in health care costs would generally increase the post-retirement benefit obligation.
–	Life expectancy: as some plan participants have lifetime benefits under these plans, an increase in life expectancy would increase the post-retirement benefit obligation.

The table below presents a sensitivity analysis for each significant actuarial assumption showing how the post-retirement benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions1

	Increase/(decrease) in post-retirement benefit obligation
CHF million	31.12.14	31.12.13
Discount rate

Increase by 50 basis points	(4)	(6)

Decrease by 50 basis points	4	7

Average health care cost trend rate

Increase by 100 basis points	3	9

Decrease by 100 basis points	(2)	(8)

Life expectancy

Increase in longevity by one additional year	7	7

  1  The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

c) Defined contribution plans

UBS AG also sponsors a number of defined contribution plans in its non-Swiss locations. The locations with significant defined contribution plans are the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from UBS AG. The employer contributions to these plans are recognized as an expense which, for the years ended 31 December 2014, 2013 and 2012, amounted to CHF 244 million, CHF 236 million and CHF 240 million, respectively.

Financial information

Notes to the UBS AG consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

d) Related party disclosure

UBS AG is the principal bank for the pension fund of UBS AG in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed under arm’s length conditions. The non-Swiss UBS pension funds do not have a similar banking relationship with UBS AG.

In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. Simultaneously, UBS AG and the Swiss pension fund entered into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for

10 years each. During 2009, UBS renegotiated one of the lease contracts, which reduced UBS AG’s remaining lease commitment. In 2013, after the first five years, the early break options for most of the leases were not exercised, which resulted in an increase in the minimum commitment for an additional five years. As of 31 December 2014, the minimum commitment toward the Swiss pension fund under the related leases is approximately CHF 14 million (31 December 2013: CHF 19 million).

The following amounts have been received or paid by UBS AG from and to the pension funds in respect of these banking activities and arrangements.

Related party disclosure

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Received by UBS AG

Fees	33	33	31

Paid by UBS AG

Rent	6	8	9

Interest	0	1	1

Dividends and capital repayments	4	2	0

The transaction volumes in UBS shares and other UBS securities are as follows.

Transaction volumes – related parties

	For the year ended
	31.12.14	31.12.13
Financial instruments bought by pension funds

UBS shares[1] (in thousands of shares)	2,092	1,459

UBS AG debt instruments (par values in CHF million)	4	5

Financial instruments sold by pension funds or matured

UBS shares[1] (in thousands of shares)	1,735	2,293

UBS AG debt instruments (par values in CHF million)	4	8

  1  Represents purchases/sales of UBS AG shares up to 28 November 2014 and purchases/sales of UBS Group AG shares thereafter. Refer to Note 32 for more information.

Details of the fair value of the plan assets of the defined pension plans are disclosed in Note 28a. In addition, UBS AG defined contribution pension funds held 16,253,804 UBS Group AG shares with a fair value of CHF 276 million as of 31 December 2014 (31 December 2013: 16,192,501 UBS AG shares with a fair value of CHF 278 million).

Financial information

Note 29 Equity participation and other compensation plans

a) Plans offered

UBS AG operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. Some plans (e.g., Equity Plus and Equity Ownership Plan) are granted to eligible employees in approximately 50 countries and are designed to meet the legal, tax and regulatory requirements of each country in which they are offered. Certain plans are used in specific countries, business areas (e.g., awards granted within Wealth Management Americas), or are offered to members of the Group Executive Board (GEB) only. UBS AG operates compensation plans on a mandatory, discretionary and voluntary basis. The explanations below provide a general description of the terms of the most significant plans which relate to the performance year 2014 (awards granted in 2015) and those from prior years that are partly expensed in 2014.

è	Refer to Note 1a) item 25) for a description of the accounting policy related to equity participation and other compensation plans

Transfer of deferred compensation plans

As part of the Group reorganization, in the fourth quarter 2014, UBS Group AG assumed obligations of UBS AG as grantor in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 90.5 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans. Obligations relating to these deferred compensation awards, which are required to be, and have been, granted by a separate UBS AG subsidiary or local employing UBS AG branches, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring subsidiaries or UBS AG branches. For the purpose of this Note, references to shares, performance shares, notional shares and options refer to UBS Group AG instruments for the period after the transfer and to UBS AG instruments for the period before the transfer.

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP award in UBS shares, notional shares or UBS performance shares (notional shares which are subject to performance conditions). From February 2014 onwards, in general, only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are risk-takers, Group Managing Directors or employees whose incentive exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest in full if certain performance targets are met, i.e., if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012, 2013 and 2014, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity (for Corporate Center participants, the return on attributed equity of the Group excluding Corporate Center). Awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may be offered in deferred cash under the EOP plan rules.

Awards in UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights during the vesting period. Notional and performance shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash, and which will vest on the same terms and conditions as the award. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting, except in countries where this is not permitted for legal or tax reasons. EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments two and three years following grant. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS AG. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Senior Executive Equity Ownership Plan (SEEOP): Up to 2012 (performance year 2011), GEB members received a portion of their mandatory deferral in UBS shares or notional shares, which vest in one-fifth increments over a five-year vesting period and are forfeitable if certain conditions are not met. Awards granted in 2011 and 2012 are subject to the same performance conditions as performance shares granted under the EOP. They will only vest in full if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole must be profitable) in the financial year preceding scheduled vesting. Awards granted under SEEOP are settled by delivering UBS shares at vesting. Compensation expense is recognized on the same basis as for share-settled EOP awards. From 2013 (performance year 2012), GEB members have received EOP awards. No SEEOP awards were granted for the performance years 2012, 2013 and 2014.

Financial information

Notes to the UBS AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

Incentive Performance Plan (IPP): In 2010, GEB members and certain other senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three UBS shares at vesting, depending on the achievement of share price targets. The IPP awards vest in full after five years (i.e., in 2015) and are subject to continued employment with UBS AG. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. IPP was a onetime plan granted in 2010 only.

Performance Equity Plan (PEP): From 2010 to 2012, GEB members received part of their annual incentive in the form of performance shares granted under the PEP. Each performance share is a contingent right to receive between zero and two UBS shares at vesting, depending on the achievement of Economic Profit (EP) and Total Shareholder Return (TSR) targets. PEP awards vest in full after three years. EP is a risk-adjusted profit measure that takes into account the cost of risk capital. TSR measures the total return to UBS shareholders (in the form of share price appreciation and dividends) as compared to the constituents of a banking index. Vesting is subject to continued employment with UBS AG. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No PEP awards were granted for the performance years 2012, 2013 and 2014.

Special Plan Award Program for the Investment Bank 2012 (SPAP): In April 2012, certain Managing Directors and Group Managing Directors of the Investment Bank were granted an award of UBS shares which will vest three years after grant. Vesting is subject to performance conditions, continued employment with UBS AG and certain other conditions. The vesting of Special Plan awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average return on risk-weighted assets in the Investment Bank for 2012, 2013 and 2014. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Role-based allowances (RBA): In line with market practice, in certain countries, employees are entitled to receive a role-based allowance in addition to their base salary. This allowance reflects the market value of a specific role and is only paid as long as the employee is within such a role. The allowance consists of a cash portion which is paid in December and, if applicable, a deferred UBS notional share award. The deferred portion vests in equal portions in year 2 and year 3 respectively. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Mandatory deferred cash compensation plans

Deferred Contingent Capital Plan (DCCP): The DCCP is a mandatory performance award deferral plan for all employees whose total compensation exceeds a certain threshold. For awards granted up to January 2015, employees received part of their annual incentive in the form of notional bonds, which are a right to receive a cash payment at vesting. For awards granted for the performance year 2014 (granted in 2015), employees are awarded notional additional tier 1 (AT1) instruments, which at the discretion of UBS Group AG (consolidated) can either be settled in the form of a cash payment or a perpetual, marketable AT1 instrument. Awards vest in full after five years, subject to there being no trigger event. Awards granted under the DCCP forfeit if UBS Group AG’s consolidated phase-in tier 1 capital ratio falls below 10% for GEB members and 7% for all other employees. In addition, awards are also forfeited if a viability event occurs, that is, if FINMA provides a written notice to UBS Group AG that the DCCP must be written down to prevent an insolvency, bankruptcy or failure of UBS Group AG (consolidated), or if UBS Group AG (consolidated) receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. For GEB members, an additional performance condition applies. If UBS Group AG (consolidated) does not achieve an adjusted profit before tax for any year during the vesting period, GEB members forfeit 20% of their award for each loss-making year. For awards granted up to January 2015, interest on the awards is paid annually for performance years in which the firm generates an adjusted profit before tax. For awards granted in 2015 for the performance year 2014, discretionary interest may be paid annually on awards that vest after 5 years. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment with UBS AG. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized ratably from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Long-Term Deferred Retention Senior Incentive Scheme (LTDRSIS): Awards granted under the LTDRSIS are granted to employees in Australia and represent a profit share amount based on the profitability of the Australian business. Awards vest after three years and include an arrangement which allows for unpaid installments to be reduced if the business has a loss during the calendar year preceding vesting. The awards are generally forfeitable upon voluntary termination of employment with UBS AG. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of the grant. Otherwise, compensation expense is recognized ratably from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Global Asset Management Equity Ownership Plan: In order to align their compensation with the performance of the funds they

Financial information

Note 29 Equity participation and other compensation plans (continued)

manage, Global Asset Management employees receiving EOP awards receive them in the form of cash-settled notional funds since 2012. The amount depends on the value of the relevant underlying Global Asset Management funds at the time of vesting. In prior years, certain Global Asset Management employees received EOP awards in a combination of shares and cash-settled notional funds, with the amount depending on the value of the underlying Global Asset Management funds at the time of vesting. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS AG. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Wealth Management Americas financial advisor compensation

Financial advisor compensation plans generally provide for cash payments and deferred awards that are formula driven and fluctuate in proportion to the level of business activity.

UBS AG also may enter into compensation commitments with certain new financial advisors primarily as a recruitment incentive and to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. The compensation may be earned and paid to the employee during a period of continued employment and may be forfeited under certain circumstances.

GrowthPlus is a program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010 and 2011 with potential arrangements to be granted in 2015 and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement, which vests over five years.

PartnerPlus is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS AG company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay, which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances. Compensation expense for awards is recognized in the performance year if the employee meets the qualifying separation eligibility requirements at the date of grant. Otherwise, compensation expense for awards is recognized ratably commencing in the performance year to the earlier of the vesting date or the qualifying separation eligibility date of the employee. Compensation expense for voluntary contributions is recognized in the year of deferral.

Discretionary share-based compensation plans

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP): Until 2009, key and high potential employees were granted discretionary share-settled stock appreciation rights (SARs) or UBS options with a strike price not less than the fair market value of a UBS share on the date the SAR or option was granted. A SAR gives employees the right to receive a number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. SARs and options are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. These awards are generally forfeitable upon termination of employment with UBS AG. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No options or SARs awards have been granted since 2009.

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

Financial information

Notes to the UBS AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The following table summarizes the compensation expenses recognized for the year ended 31 December 2014 and deferred compensation expenses that will be recognized as an expense in the income statements of 2015 and later. The deferred compensation expenses in the table also include vested and non-vested awards granted mainly in February 2015, which relate to the performance year 2014.

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2014				Personnel expenses deferred to 2015 and later
CHF million	Expenses relating to awards for 2014	Expenses relating to awards for prior years	Total		Relating to awards for 2014		Relating to awards for prior years		Total
Performance awards

Cash performance awards	1,822	(108)	1,714		0		0		0

Deferred Contingent Capital Plan (DCCP)	155	194	349		312		386		698

Deferred cash plans (DCP and other cash plans)	0	12	12		0		8		8

Equity Ownership Plan (EOP/SEEOP) – UBS shares	215	444	659		459		367		826

Incentive Performance Plan (IPP)	0	21	21		0		0		0

Total UBS share plans	215	465	680		459		367		826

Equity Ownership Plan (EOP) – notional funds	24	41	65		36		33		69

Total performance awards	2,216	604	2,820		807		794		1,601

Variable compensation

Variable compensation – other	260	206	466	[2]	307	[3]	340	[4]	647

Financial advisor compensation – cash payments	2,396	0	2,396		0		0		0

Compensation commitments with recruited financial advisors	39	636	675		524		2,058		2,582

GrowthPlus and other deferral plans	81	153	234		189		528		717

UBS share plans	23	57	80		41		143		184

Wealth Management Americas: Financial advisor compensation[5]	2,539	846	3,385		754		2,729		3,483

Total	5,015	1,656	6,671		1,868		3,863		5,731

  1  Total share-based personnel expenses recognized for the year ended 31 December 2014 were CHF 999 million and were comprised of UBS share plans of CHF 800 million, Equity Ownership Plan – notional funds of CHF 65 million, related social security costs of CHF 41 million and other compensation plans (reported within Variable compensation – other) of CHF 93 million.  2  Includes replacement payments of CHF 81 million (of which CHF 70 million related to prior years), forfeiture credits of CHF 70 million (all related to prior years), severance payments of CHF 162 million (all related to current year) and retention plan and other payments of CHF 292 million (of which CHF 206 million related to prior years).  3  Includes DCCP interest expense of CHF 121 million for DCCP awards 2014 (granted in 2015).  4  Includes DCCP interest expense of CHF 161 million for DCCP awards 2013 and 2012 (granted in 2014 and 2013).  5  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

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

  1  Total share-based personnel expenses recognized for the year ended 31 December 2013 were CHF 1,042 million and were comprised of UBS share plans of CHF 787 million, Equity Ownership Plan – notional funds of CHF 79 million, related social security costs of CHF 65 million and other compensation plans (reported within Variable compensation – other) of CHF 111 million.  2  Includes replacement payments of CHF 78 million (of which CHF 72 million related to prior years), forfeiture credits of CHF 146 million (all related to prior years), severance payments of CHF 114 million (all related to current year) and retention plan and other payments of CHF 242 million (of which CHF 210 million related to prior years).  3  Includes DCCP interest expense of CHF 101 million for DCCP awards 2013 (granted in 2014).  4  Includes DCCP interest expense of CHF 109 million for DCCP awards 2012 (granted in 2013).  5  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

During 2014 and 2013, UBS AG accelerated the recognition of expenses for certain deferred compensation arrangements relating to employees that were affected by restructuring programs. Based on the redundancy provisions of the plan rules, these employees retain their deferred compensation awards. However, as the employees are not required to provide future service, compensation expense relating to these awards was accelerated to the termination date based on the shortened service period. The amounts accelerated and recognized relating to share-based payment awards in 2014 and 2013 were CHF 38 million and CHF

62 million respectively, and the amounts related to deferred cash awards were CHF 29 million and CHF 9 million, respectively.

UBS AG also shortened the service period for certain employees in accordance with the mutually agreed termination provisions of their deferred compensation awards. Expense recognition was accelerated to the termination date. The amounts accelerated and recognized relating to share-based payment awards in 2014 and 2013 were CHF 11 million and CHF 11 million, respectively, and the amounts related to deferred cash awards were CHF 8 million and CHF 3 million, respectively.

Financial information

Notes to the UBS AG consolidated financial statements

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

  1   Total share-based personnel expenses recognized for the year ended 31 December 2012 were CHF 1,584 million and were comprised of UBS share plans of CHF 1,261 million, UBS share option plans of CHF 14 million, Equity Ownership Plan – AIVs of CHF 112 million, related social security costs of CHF 89 million and other compensation plans (reported within Variable compensation – other) of CHF 108 million.  2  Includes replacement payments of CHF 109 million (of which CHF 94 million related to prior year), forfeiture credits of CHF 174 million (prior year), severance payments of CHF 303 million (current year) and retention plan and other payments of CHF 128 million (of which CHF 21 million related to prior year).  3  Includes DCCP interest expense of CHF 137 million.  4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Additional disclosures on mandatory, discretionary and voluntary share-based compensation plans (including notional funds granted under EOP)

The total share-based personnel expenses recognized for the years ended 31 December 2014, 2013 and 2012 were CHF 999 million, CHF 1,042 million and CHF 1,584 million, respectively. This includes the current period expense, amortization and related social security costs for awards issued in prior periods and performance year expensing for awards granted to retirement-eligible employees where the terms of the awards do not require the employee to provide future services.

The total compensation expenses for non-vested share-based awards granted up to 31 December 2014 relating to prior years to be recognized in future periods is CHF 634 million and will be recognized as personnel expenses over a weighted average period of 1.9 years. This includes UBS share plans, the Equity Ownership Plan (notional funds), other variable compensation and the Equity Plus Plan. Total deferred compensation amounts included in the 2014 table differ from this amount as the deferred compensation amounts also include non-vested awards granted in February 2015 related to the performance year 2014.

Actual payments to participants in cash-settled share-based plans, including amounts granted as notional funds issued under the EOP, for the years ended 31 December 2014 and 2013 were CHF 90 million and CHF 157 million, respectively. The total carrying amount of the liability related to these plans was CHF 3 million as of 31 December 2014 and CHF 164 million as of 31 December 2013.

Financial information

Note 29 Equity participation and other compensation plans (continued)

c) Movements during the year

UBS share and performance share awards

Movements in UBS share and notional share awards were as follows:

UBS share awards

	Number of shares 2014	Weighted average grant date fair value (CHF)	Number of shares 2013	Weighted average grant date fair value (CHF)
Outstanding, at the beginning of the year	186,633,491	15	249,059,529	15

Shares awarded during the year	56,851,628	18	50,270,660	15

Distributions during the year	(69,921,325)	16	(99,955,951)	15

Forfeited during the year	(6,859,017)	16	(12,740,747)	15

Transfer to UBS Group AG	(166,704,777)	15

Outstanding, at the end of the year	467,848	15	186,633,491	15

of which: shares vested for accounting purposes	26,946		48,096,537

The fair value of shares that became legally vested and were distributed (i.e., all restrictions were fulfilled) during the years ended 31 December 2014 and 2013 was CHF 1,269 million and CHF 1,398 million, respectively.

Movements in performance shares granted under the IPP are as follows:

Incentive Performance Plan

	2014
	Number of performance shares 2014	Weighted average fair value of IPP performance shares at grant date (CHF)[1]
Forfeitable, at the beginning of the year	13,151,023	22

Vested during the year	(240,064)[2]	22

Forfeited during the year	(168,791)	22

Transfer to UBS Group AG	(12,742,168)	22

Forfeitable, at the end of the year	0

	2013
Forfeitable, at the end of the year	14,231,831	22

Vested during the year	(8,690)	22

Forfeited during the year	(1,072,118)	22

Forfeitable, at the end of the year	13,151,023 [3]	22

of which: performance shares vested for accounting purposes	10,248,071

  1  The weighted average fair value takes into account the applicable performance conditions and the range of possible outcomes.  2  The corresponding number of UBS shares distributed in 2014 was 240,064. In 2013 it amounted to 8,690.  3  As of 31 December 2013, the number of deliverable UBS shares was equal to the number of forfeitable performance shares.

Financial information

Notes to the UBS AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

Movements in performance shares granted under the PEP are as follows:

Performance Equity Plan

	2014
	Number of performance shares 2014	Weighted average fair value of PEP performance shares at grant date (CHF)[1]
Forfeitable, at the beginning of the year	1,380,958	16

Vested during the year	(613,427)[2]	19

Forfeited during the year	0	19

Transfer to UBS Group AG	(767,531)	13

Forfeitable, at the end of the year	0

	2013
Forfeitable, at the beginning of the year	1,825,199	16

Vested during the year	(359,613)	16

Forfeited during the year	(84,628)	17

Forfeitable, at the end of the year	1,380,958 [3]	16

of which: performance shares vested for accounting purposes	1,041,901

  1  The weighted average fair value takes into account the applicable performance conditions and the range of possible outcomes.  2  The corresponding number of UBS shares distributed in 2014 was 245,371. In 2013 it amounted to 186,999.  3  As of 31 December 2013, the number of deliverable UBS shares was 629,136 based on the applicable performance conditions.

UBS option awards

Movements in option awards were as follows:

UBS option awards

	Number of options 2014	Weighted average exercise price (CHF)[1]	Number of options 2013	Weighted average exercise price (CHF)[1]
Outstanding, at the beginning of the year	133,170,139	45	158,090,564	43

Exercised during the year	(1,383,488)	13	(3,430,697)	12

Forfeited during the year	(71,376)	41	(177,272)	45

Expired unexercised	(22,186,253)	48	(21,312,456)	36

Transfer to UBS Group AG	(109,529,022)	45

Outstanding and exercisable, at the end of the year	0		133,170,139	45

  1  Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table provides additional information about option exercises and intrinsic values:

For the year ended	31.12.14	31.12.13
Weighted average share price of options exercised (CHF)	18	17

Intrinsic value of options exercised during the year (CHF million)	7.5	17.5

Financial information

Note 29 Equity participation and other compensation plans (continued)

UBS SAR awards

Movements in SAR awards were as follows:

UBS SARs awards

	Number of SARs 2014	Weighted average exercise price (CHF)	Number of SARs 2013	Weighted average exercise price (CHF)
Outstanding, at the beginning of the year	21,444,016	12	33,118,335	12

Exercised during the year	(3,307,727)	11	(10,427,263)	11

Forfeited during the year	(14,500)	11	(57,500)	11

Expired unexercised	(162,000)	12	(1,189,556)	33

Transfer to UBS Group AG	(17,959,789)	12

Outstanding and exercisable, at the end of the year	0		21,444,016	12

The following table provides additional information about SARs exercises and intrinsic values:

For the year ended	31.12.14	31.12.13
Weighted average share price of SARs exercised (CHF)	18	17

Intrinsic value of SARs exercised during the year (CHF million)	21.0	57.0

Financial information

Notes to the UBS AG consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

d) Valuation

UBS share awards

UBS AG measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2014 is approximately 12.9% (2013: 13.4%) of the market price of the UBS share. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

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

Financial information

Note 30 Interests in subsidiaries and other entities

a) Interests in subsidiaries

UBS AG defines its significant subsidiaries as those entities that, either individually or in aggregate, contribute significantly to UBS AG’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to UBS AG’s total assets and profit/(loss) before tax, in accordance with the requirements set by IFRS 12, Swiss regulations and the regulations of the US Securities and Exchange Commission (SEC).

Individually significant subsidiaries

The table below lists UBS AG’s individually significant subsidiaries as of 31 December 2014. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held fully by UBS AG, and the proportion of ownership interest held is equal to the voting rights held by UBS AG. The country where the respective registered office is located is also generally the principal place of business.

Individually significant subsidiaries as of 31 December 2014

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

  1  Mainly comprised on non-voting preferred shares held by UBS Americas Inc.

UBS Limited and UBS Americas Inc. are fully held by UBS AG. UBS Bank USA and UBS Financial Services Inc. are fully held by UBS Americas Inc. 30% of UBS Securities LLC is held by UBS AG and 70% by UBS Americas Inc. (after consideration of preferred shares).

Financial information

Notes to the UBS AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Other subsidiaries

The table below lists other subsidiaries that are not individually significant but that contribute to UBS AG’s total assets and aggregated profit before tax thresholds and are thereby disclosed in accordance with the requirements set by the US SEC.

Other subsidiaries as of 31 December 2014

Company	Registered office	Primary business division		Share capital in million		Equity interest accumulated in %
Topcard Service AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.2		100.0

UBS (Italia) SpA	Milan, Italy	Wealth Management	EUR	95.0		100.0

UBS Italia SIM SpA	Milan, Italy	Investment Bank	EUR	15.1		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	Wealth Management	CHF	150.0		100.0

UBS Alternative and Quantitative Investments LLC	Wilmington, Delaware, USA	Global Asset Management	USD	0.1		100.0

UBS Australia Holdings Pty Ltd	Sydney, Australia	Investment Bank	AUD	46.7		100.0

UBS Beteiligungs-GmbH & Co. KG	Frankfurt, Germany	Wealth Management	EUR	568.8		100.0

UBS Card Center AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.1		100.0

UBS Credit Corp.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Deutschland AG	Frankfurt, Germany	Wealth Management	EUR	176.0		100.0

UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global Asset Management	CHF	1.0		100.0

UBS Fund Management (Luxembourg) S.A.	Luxembourg, Luxembourg	Global Asset Management	EUR	13.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global Asset Management	USD	5.6		100.0

UBS Global Asset Management (Americas) Inc.	Wilmington, Delaware, USA	Global Asset Management	USD	0.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global Asset Management	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global Asset Management	SGD	4.0		100.0

UBS Loan Finance LLC	Wilmington, Delaware, USA	Investment Bank	USD	0.1		100.0

UBS O’Connor LLC	Dover, Delaware, USA	Global Asset Management	USD	1.0		100.0

UBS Real Estate Securities Inc.	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Realty Investors LLC	Boston, Massachusetts, USA	Global Asset Management	USD	9.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	Investment Bank	THB	500.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3	[1]	100.0

UBS Securities Canada Inc.	Toronto, Canada	Investment Bank	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	Investment Bank	EUR	15.0		100.0

UBS Securities India Private Limited	Mumbai, India	Investment Bank	INR	140.0		100.0

UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	46,450.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4		100.0

UBS Services LLC	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Trust Company of Puerto Rico	Hato Rey, Puerto Rico	Wealth Management Americas	USD	0.1		100.0

  1  Includes a nominal amount relating to redeemable preference shares.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Changes in consolidation scope

There were no material changes in the scope of consolidation in 2014.

Non-controlling interests

As of 31 December 2014 and 31 December 2013, non-controlling interests were not material to UBS AG. In addition, as of these dates there were no significant restrictions on UBS AG’s ability to access or use the assets and settle the liabilities of UBS AG resulting from protective rights of non-controlling interests.

è	Refer to the “Statement of changes in equity” for more information

Consolidated structured entities

UBS AG consolidates a structured entity (SE) if it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns. Consolidated SEs include certain investment funds, securitization vehicles, and client investment vehicles. UBS AG has no individually significant subsidiaries that are SEs.

Investment fund SEs are generally consolidated when UBS AG’s aggregate exposure combined with its decision making rights indicate the ability to use such power in a principal capacity. Typically UBS AG will have decision making rights as fund manager, earning a management fee, and will provide seed capital at the inception of the fund or hold a significant percentage of the fund units. Where other investors do not have the substantive ability to remove UBS AG as decision maker, UBS AG is deemed to control the fund and consolidates.

Securitization SEs are generally consolidated when UBS AG holds a significant percentage of the asset backed securities issued by the SE and has the power to remove without cause the servicer of the asset portfolio.

Client investment SEs are generally consolidated when UBS AG has a substantive liquidation right over the SE or a decision right over the assets held by the SE and has exposure to variable returns through derivatives traded with the SE or holding notes issued by the SE.

In 2014 and 2013, UBS AG has not entered into any contractual obligation that could require UBS AG to provide financial support to a consolidated SE. In addition, UBS AG did not provide support, financial or otherwise, to a consolidated SE when the UBS AG was not contractually obligated to do so, nor has UBS AG an intention to do so in the future. Further, UBS AG did not provide support, financial or otherwise, to a previously unconsolidated SE which resulted in UBS AG controlling the SE during the reporting period.

Financial information

Notes to the UBS AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures

As of 31 December 2014 and 2013, no associate or joint venture was individually material to UBS AG. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of UBS AG.

Investments in associates and joint ventures

CHF million	31.12.14	31.12.13
Carrying amount at the beginning of the year	842	858

Additions	1	0

Disposals	(2)	(2)

Share of comprehensive income	103	59

of which: share of net profit[1]	94	49

of which: share of other comprehensive income[2]	9	10

Dividends received	(54)	(69)

Foreign currency translation	38	(4)

Carrying amount at the end of the year	927	842

of which: associates	900	815

of which: UBS Securities Co. Limited, Beijing[3]	404	369

of which: SIX Group AG, Zurich[4]	406	367

of which: other associates	90	78

of which: joint ventures	27	27

  1  For 2014, consists of CHF 83 million from associates and CHF 11 million from joint ventures. For 2013, consists of CHF 37 million from associates and CHF 12 million from joint ventures.  2  For 2014, consists of CHF 8 million from associates and CHF 0.1 million from joint ventures. For 2013, consists of CHF 9 million from associates and CHF 1 million from joint ventures.  3  UBS AG’s equity interest amounts to 20.0%.  4  UBS AG’s equity interest amounts to 17.3%. UBS AG is represented on the Board of Directors.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

c) Interests in unconsolidated structured entities

During 2014, the UBS AG sponsored the creation of various SEs and interacted with a number of non-sponsored SEs, including securitization vehicles, client vehicles as well as certain investment funds, which UBS did not consolidate as of 31 December 2014 because it did not control these entities.

è	Refer to Note 1a item 3 for more information on the nature, purpose, activities and financing structure of these entities

The table below presents UBS AG’s interests in and maximum exposure to loss from unconsolidated SEs as of 31 December 2014. In addition, the total assets held by the SE in which UBS AG had an interest as of 31 December 2014 are provided, except for investment funds sponsored by third parties, for which the carrying value of UBS AG’s interest as of 31 December 2014 has been disclosed.

Interests in unconsolidated structured entities

	31.12.14
CHF million, except where indicated	Securitization vehicles		Client vehicles		Investment funds		Total	Maximum exposure to loss[1]
Trading portfolio assets	1,955		676		8,079		10,711	10,711

Positive replacement values	26		83		2		111	111

Financial assets designated at fair value			115	[2]	102		217	2,422

Loans	466		40		206		712	712

Financial investments available-for-sale			4,029		94		4,123	4,123

Other assets			52	[2]			52	1,248

Total assets	2,447	[3]	4,996		8,482		15,925

Negative replacement values	245	[4]	27		75		347	21

Total liabilities	245	[5]	27		75		347

Assets held by the unconsolidated structured entities in which UBS AG had an interest (CHF billion)	355	[6]	113	[7]	304	[8]

	31.12.13
CHF million, except where indicated	Securitization vehicles		Client vehicles		Investment funds		Total	Maximum exposure to loss[1]
Trading portfolio assets	3,298		544		6,509		10,350	10,350

Positive replacement values	26		16		0		42	42

Financial assets designated at fair value			124	[2]	91		215	2,449

Loans	1,878				366		2,244	2,244

Financial investments available-for-sale			4,020		77		4,096	4,096

Other assets			53	[2]	6		58	933

Total assets	5,202	[3]	4,756		7,048		17,005

Negative replacement values	1,263	[4]			0		1,263	16

Total liabilities	1,263	[5]			0		1,263

Assets held by the unconsolidated structured entities in which UBS AG had an interest (CHF billion)	390	[6]	96	[7]	266	[8]

  1  For purposes of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.  2  Represents the carrying value of loan commitments, both designated at fair value and held at amortized cost. The maximum exposure to loss for these instruments is equal to the notional amount.  3  As of 31 December 2014, CHF 2.2 billion of the CHF 2.4 billion, or 90%, was held in Corporate Center – Non-core and Legacy Portfolio. As of 31 December 2013, CHF 5.0 billion of the CHF 5.2 billion, or 96%, was held in Corporate Center – Non-core and Legacy Portfolio.  4  Comprised of credit default swap (CDS) liabilities and other swap liabilities. The maximum exposure to loss for CDS is equal to the sum of the negative carrying value and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.  5  Entirely held by Corporate Center – Non-core and Legacy Portfolio.  6  Represents principal amount outstanding.  7  Represents the market value of total assets.  8  Represents the net asset value of the investment funds sponsored by UBS AG (31 December 2014: CHF 296 billion, 31 December 2013: CHF 260 billion) and the carrying value of UBS AG’s interest in the investment funds not sponsored by UBS AG (31 December 2014: CHF 8 billion, 31 December 2013: CHF 7 billion).

Financial information

Notes to the UBS AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

UBS AG retains or purchases interests in unconsolidated SEs in the form of direct investments, financing, guarantees, letters of credit, derivatives and through management contracts.

For retained interests, UBS AG’s maximum exposure to loss is generally equal to the carrying value of UBS AG’s interest in the SE, with the exception of guarantees, letters of credit and credit derivatives for which the contract’s notional amount, adjusted for losses already incurred, represents the maximum loss that UBS AG is exposed to. In addition, the current fair value of derivative swap instruments with a positive replacement value only, such as total return swaps, is presented as UBS AG’s maximum exposure to loss. Risk exposure for these swap instruments could change over time with market movements.

The maximum exposure to loss disclosed in the table on the previous page does not reflect UBS AG’s risk management activities, including effects from financial instruments that UBS AG may utilize to economically hedge the risks inherent in the unconsolidated SE or the risk-reducing effects of collateral or other credit enhancements.

In 2014 and 2013, UBS AG did not provide support, financial or otherwise, to an unconsolidated SE when UBS AG was not contractually obligated to do so, nor has UBS AG an intention to do so in the future.

In 2014 and 2013, income earned from interests in unconsolidated SEs primarily resulted from mark-to-market movements recognized in net trading income as well as fee and commission income received from UBS AG sponsored funds.

Interests in securitization vehicles

As of 31 December 2014 and 31 December 2013, UBS AG retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities. In some cases UBS AG may be required to absorb losses from an unconsolidated SE before other parties because UBS AG’s interest is subordinated to others in the ownership structure. An overview of the UBS AG’s interests in unconsolidated securitization vehicles and the relative ranking and external credit rating of those interests as of 31 December 2014 and 31 December 2013 is presented in the table on the following page.

è	Refer to Note 1a items 3 and 12 for more information on when UBS AG is viewed as the sponsor of an SE and for UBS AG’s accounting policies regarding securitization vehicles established by UBS AG

Interests in client vehicles

As of 31 December 2014 and 31 December 2013, UBS AG retained interests in client vehicles sponsored by UBS AG and third parties that relate to financing and derivative activities and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

UBS AG holds interests in a number of investment funds, primarily resulting from seed investments or to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, UBS AG manages the assets of various pooled investment funds and receives fees which are based, in whole or part, on the net asset value of the fund and/or the performance of the fund. The specific fee structure is determined based on various market factors and considers the nature of the fund, the jurisdiction of incorporation as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align UBS AG’s exposure to investors, providing a variable return which is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and/or from the investors. Any amounts due are collected on a regular basis and are generally backed by the assets of the fund. UBS AG did not have any material exposure to loss from these interests as of 31 December 2014 or as of 31 December 2013.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Interests in unconsolidated securitization vehicles1

	31.12.14
CHF million, except where indicated	Residential mortgage- backed securities	Commercial mortgage- backed securities	Other asset- backed securities[2]	Re-securitization[3]	Total
Sponsored by UBS AG

Interests in senior tranches	0	59	1	389	450

of which: rated investment grade	0	59	1	381	442

of which: rated sub-investment grade					0

of which: defaulted				8	8

Interests in mezzanine tranches	1	16	0	6	22

of which rated investment grade		7		6	13

of which: rated sub-investment grade				0	0

of which: defaulted	1	1			2

of which: not rated		8			8

Interests in junior tranches					0

Total	1	75	1	395	472

of which: Trading portfolio assets	1	75	1	14	91

of which: Loans				381	381

Total assets held by the vehicles in which UBS AG had an interest (CHF billion)	1	14	3	2	20

Not sponsored by UBS AG

Interests in senior tranches	376	293	454	207	1,329

of which: rated investment grade	369	286	452	205	1,313

of which: rated sub-investment grade	6	6	2	1	15

of which: defaulted	0			0	0

of which: not rated	0		0		0

Interests in mezzanine tranches	154	143	172	62	531

of which: rated investment grade	134	105	164	54	457

of which: rated sub-investment grade	15	37	8	8	69

of which: defaulted	5	1		0	5

of which: not rated		0			0

Interests in junior tranches	68	18	1	2	89

of which: rated investment grade	56	11			67

of which: rated sub-investment grade	4	6			10

of which: defaulted	0	0	1		1

of which: not rated	8	1		2	11

Total	598	453	627	271	1,949

of which: Trading portfolio assets	598	453	588	225	1,865

of which: Loans		0	39	46	85

Total assets held by the vehicles in which UBS AG had an interest (CHF billion)	115	115	88	12	331

  1  This table excludes derivative transactions with securitization vehicles.  2  Includes credit card, car and student loan structures.  3  Includes collateralized debt obligations.

Financial information

Notes to the UBS AG consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Interests in unconsolidated securitization vehicles1 (continued)

	31.12.13
CHF million, except where indicated	Residential mortgage- backed securities	Commercial mortgage- backed securities	Other asset- backed securities[2]	Re- securitization[3]	Total
Sponsored by UBS AG

Interests in senior tranches	24	103	96	627	849

of which: rated investment grade	23	103	90	624	839

of which: rated sub-investment grade				1	1

of which: defaulted			6	1	7

of which: not rated	1	0			1

Interests in mezzanine tranches	4	27	8	33	73

of which rated investment grade		20	8	33	61

of which: rated sub-investment grade	4	6		0	10

of which: defaulted	0	1		0	2

Interests in junior tranches	0				0

Total	28	130	104	660	922

of which: Trading portfolio assets	28	130	57	21	237

of which: Loans			47	639	686

Total assets held by the vehicles in which UBS AG had an interest (CHF billion)	1	26	2	4	32

Not sponsored by UBS AG

Interests in senior tranches	391	745	1,263	449	2,848

of which: rated investment grade	332	575	1,112	412	2,431

of which: rated sub-investment grade	57	170	148	37	412

of which: defaulted	2		3	0	5

of which: not rated	0		0		0

Interests in mezzanine tranches	218	350	369	237	1,173

of which: rated investment grade	135	212	332	211	890

of which: rated sub-investment grade	79	133	23	25	260

of which: defaulted	5	5		0	10

of which: not rated	0	0	14		14

Interests in junior tranches	88	8	134	2	234

of which: rated investment grade	57	4	133		194

of which: rated sub-investment grade	21	4	1		26

of which: defaulted	0	0	0		1

of which: not rated	11			2	13

Total	698	1,103	1,766	688	4,254

of which: Trading portfolio assets	698	1,103	763	498	3,062

of which: Loans	0	0	1,002	190	1,192

Total assets held by the vehicles in which UBS AG had an interest (CHF billion)	103	149	70	27	349

  1  This table excludes derivative transactions with securitization vehicles.  2  Includes credit card, car and student loan structures.  3  Includes collateralized debt obligations.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Sponsored unconsolidated structured entities in which UBS AG did not have an interest

For several sponsored SEs, no interest was held by UBS AG as of 31 December 2014 or as of 31 December 2013. However, during the respective reporting period UBS AG transferred assets, provided services and held instruments which did not qualify as an interest with these sponsored SEs, and accordingly earned income or incurred expenses from these entities. The table below presents the income earned and expenses incurred directly from these entities during 2014 and 2013 as well as corresponding asset information. The table does not include income earned and expenses incurred from risk management activities, including income and expenses from financial instruments that UBS AG may utilize to economically hedge instruments transacted with the unconsolidated SE.

Sponsored Unconsolidated Structured Entities in which UBS AG did not have an interest at year end1

	As of or for the year ended
	31.12.14
CHF million, except where indicated	Securitization vehicles		Client vehicles	Investment funds		Total
Net interest income	6		(51)			(44)

Net fee and commission income				54		54

Net trading income	63		(158)	10		(85)

Total income	69		(208)	64		(75)

Asset information (CHF billion)	4	[2]	1 [3]	14	[4]

	As of or for the year ended
	31.12.13
CHF million, except where indicated	Securitization vehicles		Client vehicles	Investment funds		Total
Net interest income	1		(48)	(19)		(66)

Net fee and commission income				64		64

Net trading income	(271)		(368)	113		(525)

Total income	(270)		(416)	159		(527)

Asset information (CHF billion)	2	[2]	0 [3]	13	[4]

  1  These tables exclude profit attributable to preferred noteholders of CHF 142 million for the year ended 31 December 2014 and CHF 204 million for the year ended 31 December 2013.  2  Represents the amount of assets transferred to the respective securitization vehicles. Of the total amount transferred, CHF 1 billion was transferred by UBS AG (31 December 2013: CHF 1 billion) and CHF 3 billion was transferred by third parties (31 December 2013: CHF 1 billion).  3  Represents total assets transferred to the respective client vehicles. Of the total amount transferred, CHF 1 billion was transferred by UBS AG (31 December 2013: CHF 0 billion) and CHF 1 billion was transferred by third parties (31 December 2013: CHF 0 billion).  4  Represents the total net asset value of the respective investment funds.

During 2014 and 2013, UBS AG primarily earned fees and incurred net trading losses from sponsored SEs in which UBS AG did not hold an interest. The majority of the fee income arose from investment funds which are sponsored and administrated by UBS AG, but managed by third parties. As UBS AG does not provide any active management services, UBS AG was not exposed to risk from the performance of these entities and was therefore deemed not to have an interest in them.

In certain structures, the fees receivable for administrative purposes may be collected directly from the investors and have therefore not been included in the table above.

In addition, UBS AG incurred net trading losses from mark-to-market movements arising primarily from derivatives, such as interest rate swaps and credit derivatives, in which UBS AG purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because UBS AG does not absorb variability from the performance of the entity. The net losses reported do not reflect economic hedges or other mitigating effects from UBS AG’s risk management activities.

During 2014, UBS AG and third parties transferred assets totaling CHF 6 billion (2013: CHF 3 billion) into sponsored securitization and client vehicles created in 2014. For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds alongside market movements, resulting in a total closing net asset value of CHF 14 billion (31 December 2013: CHF 13 billion).

Financial information

Notes to the UBS AG consolidated financial statements

Note 31 Business combinations

Business combinations in 2014

In 2014, no significant business combinations were completed.

Business combinations in 2013

In 2013, UBS AG completed the acquisition of all voting and ownership interests in Link Investimentos, a Brazilian financial services firm that was integrated into the Investment Bank. The acquisition cost was CHF 90 million, of which CHF 55 million related to goodwill, CHF 21 million to intangible assets, primarily related to customer relationships, and CHF 14 million to other net assets. The acquisition costs included a cash payment of CHF 35 million and deferred consideration of CHF 55 million.

Financial information

Note 32 Changes in organization

Establishment of UBS Group AG as the holding company of the UBS Group

During 2014, UBS Group AG was established as the holding company of the Group. This change is intended, along with other measures already announced, to substantially improve the resolvability of the UBS Group in response to evolving too big to fail regulatory requirements.

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all the issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014, becoming the holding company of the UBS Group and the parent company of UBS AG.

Restructuring charges

Restructuring charges arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented in this Note.

Financial information

Notes to the UBS AG consolidated financial statements

Note 32 Changes in organization (continued)

Net restructuring charges by business division and Corporate Center

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Wealth Management	185	178	26

Wealth Management Americas	55	59	(1)

Retail & Corporate	64	54	3

Global Asset Management	50	43	20

Investment Bank	261	210	273

Corporate Center	61	229	51

of which: Core Functions	30	(6)	(8)

of which: Non-core and Legacy Portfolio	31	235	58

Total net restructuring charges	677	772	371

of which: personnel expenses	327	156	358

of which: general and administrative expenses	319	548	0

of which: depreciation and impairment of property and equipment	29	68	14

of which: amortization and impairment of intangible assets	2	0	0

Net restructuring charges by personnel expense category

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Salaries	145	65	64

Variable compensation – performance awards	35	(15)	115

Variable compensation – other	138	88	247

Contractors	28	3	0

Social security	4	5	(10)

Pension and other post-employment benefit plans	(29)	8	(56)

Other personnel expenses	6	3	(1)

Total net restructuring charges: personnel expenses	327	156	358

Net restructuring charges by general and administrative expense category

	For the year ended
CHF million	31.12.14	31.12.13	31.12.12
Occupancy	49	35	(1)

Rent and maintenance of IT and other equipment	23	8	4

Administration	3	2	0

Travel and entertainment	11	4	0

Professional fees	148	76	1

Outsourcing of IT and other services	82	59	0

Other[1]	2	364	(5)

Total net restructuring charges: general and administrative expenses	319	548	0

  1  Mainly comprised of onerous real estate lease contracts.

Financial information

Note 33 Operating leases and finance leases

In 2014, this Note was expanded to also cover finance lease receivables. Information on lease contracts classified as operating leases where UBS AG is the lessee is provided in Note 33a and information on finance leases where UBS AG acts as a lessor is provided in Note 33b.

a) Operating lease commitments

As of 31 December 2014, UBS AG was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions, as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options, nor do they impose any restrictions on UBS AG’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows.

CHF million	31.12.14
Expenses for operating leases to be recognized in:

2015	766

2016	719

2017	655

2018	522

2019	427

2020 and thereafter	2,080

Subtotal commitments for minimum payments under operating leases	5,170

Less: sublease rental income commitments	403

Net commitments for minimum payments under operating leases	4,767

CHF million	31.12.14	31.12.13	31.12.12
Gross operating lease expense recognized in the income statement	759	792	860

Sublease rental income	73	74	87

Net operating lease expense recognized in the income statement	686	718	773

b) Finance lease receivables

UBS AG leases a variety of assets to third parties under finance leases, such as commercial vehicles, production lines, medical equipment, construction equipment and aircrafts. At the end of the respective leases, assets may be sold to third parties or be leased further. Lessees may participate in any sales proceeds achieved. Leasing charges cover the cost of the assets less their residual value as well as financing costs.

The minimum receivables for non-cancellable finance leases are presented in the following table:

Lease receivables

CHF million	31.12.14
	Total minimum lease payments	Unearned finance income	Present value
2015	388	23	365

2016–2019	618	35	583

2020 and thereafter	161	8	153

Total	1,167	66	1,101

As of 31 December 2014, unguaranteed residual values of CHF 187 million had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to CHF 19 million. No contingent rents were received in 2014.

Financial information

Notes to the UBS AG consolidated financial statements

Note 34 Related parties

UBS AG defines related parties as associates (entities which are significantly influenced by UBS AG), post-employment benefit plans for the benefit of UBS AG employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB).

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-independent members of the BoD and GEB members, including those who stepped down during 2014, is provided in the table below.

Remuneration of key management personnel

CHF million	31.12.14		31.12.13	31.12.12
Base salaries and other cash payments	22	[1]	19	20

Incentive awards – cash[2]	8		10	0

Annual incentive award under DCCP	18		19	21

Employer’s contributions to retirement benefit plans	2		2	1

Benefits in kind, fringe benefits (at market value)	1		2	1

Equity-based compensation[3]	35		38	34

Total	86		89	76

  1  Includes role-based allowances that have been made in line with market practice in response to the EU Capital Requirements Directive of 2013 (CRD IV).  2  Includes immediate and deferred cash.  3  Expenses for shares granted is measured at grant date and allocated over the vesting period, generally for 5 years. In 2014, 2013 and 2012, equity-based compensation was entirely comprised of EOP awards.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.1 million in 2014, CHF 7.6 million in 2013 and CHF 7.6 million in 2012.

b) Equity holdings of key management personnel

	31.12.14[1]	31.12.13[1]
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members[2]	1,738,598	2,865,603

Number of shares held by members of the BoD, GEB and parties closely linked to them[3]	3,716,957	3,951,869

  1  Entirely comprised of UBS Group AG shares and options on UBS Group AG shares as of 31 December 2014. Entirely comprised of UBS AG shares and options on UBS AG shares as of 31 December 2013, which were exchanged into UBS Group AG shares and options on UBS Group AG shares during 2014.  2  Refer to Note 29 for more information.  3  Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, 95,597 shares were held by close family members of key management personnel on 31 December 2014 and 5,597 on 31 December 2013. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December

2014 and 31 December 2013. Refer to Note 29 for more information. As of 31 December 2014, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS Group AG’s shares.

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

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel1

CHF million	2014	2013
Balance at the beginning of the year	20	19

Additions	10	2

Reductions	(3)	(1)

Balance at the end of the year	27	20

  1  Loans are granted by UBS AG. All loans are secured loans.

d) Other related party transactions with entities controlled by key management personnel

During 2014 and 2013, UBS AG entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2014, these entities included

Immo Heudorf AG (Switzerland). In 2013, these entities included H21 Macro Fund Ltd (Cayman Islands), DKSH Holding Ltd. (Switzerland) and Immo Heudorf AG (Switzerland).

Other related party transactions

CHF million	2014	2013
Balance at the beginning of the year	10	11

Additions	0	0

Reductions	10	1

Balance at the end of the year[1]	0	10

  1  Comprised of loans.

Other transactions with these related parties include:

CHF million	2014	2013
Goods sold and services provided to UBS AG	0	0

Fees received for services provided by UBS AG	0	2

Financial information

Notes to the UBS AG consolidated financial statements

Note 34 Related parties (continued)

e) Transactions with associates and joint ventures

All transactions with associates and joint ventures are conducted at arm’s length.

Loans and outstanding receivables to associates and joint ventures

CHF million	2014	2013
Carrying value at the beginning of the year	288	450

Additions	313	2

Reductions	(1)	(163)

Impairment	(51)	0

Foreign currency translation	3	0

Carrying value at the end of the year	552	288

of which: unsecured loans	539	271

includes allowances for credit losses	1	1

Other transactions with associates and joint ventures

	As of or for the year ended
CHF million	31.12.14	31.12.13
Payments to associates and joint ventures for goods and services received	169	163

Fees received for services provided to associates and joint ventures	1	2

Commitments and contingent liabilities to associates and joint ventures	2	2

è	Refer to Note 30 for an overview of investments in associates and joint ventures

f) Receivables and payables from/to UBS Group AG and other subsidiaries of UBS Group AG

CHF million	31.12.14
Receivables

Loans	227

Other assets	80

Payables

Due to customers	772

Other liabilities	511

Financial information

Note 35 Invested assets and net new money

Invested assets

Invested assets include all client assets managed by or deposited with UBS AG for investment purposes. Invested assets include managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as the Group only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g., art collections) and deposits from third-party banks for funding or trading purposes.

Discretionary assets are defined as client assets that UBS AG decides how to invest. Other invested assets are those where the client ultimately decides how the assets are invested. When a single product is created in one business division and sold in another, it is counted in both the business division that manages the investment and the one that distributes it. This results in double counting within UBS AG total invested assets, as both business divisions are providing a service independently to their respective clients, and both add value and generate revenue.

Net new money

Net new money in a reporting period is the amount of invested assets that are entrusted to UBS AG by new and existing clients, less those withdrawn by existing clients and clients who terminated their relationship with UBS AG.

Net new money is calculated using the direct method, under which inflows and outflows to/from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets are not counted as net new money inflows. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS AG subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows; however, where such change in service level directly results from a new externally-imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact.

The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS AG. Net new money resulting from such transfers between business divisions was zero in 2014 and 2013.

Invested assets and net new money

	For the year ended
CHF billion	31.12.14	31.12.13
Fund assets managed by UBS AG	270	244

Discretionary assets	854	714

Other invested assets	1,610	1,432

Total invested assets (double counts included)	2,734	2,390

of which: double count	173	156

of which: acquisitions (divestments)	0.0	(6.6)

Net new money (double counts included)	58.9	32.3

Financial information

Notes to the UBS AG consolidated financial statements

Note 36 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of foreign operations into Swiss francs.

	Spot rate		Average rate[1]
	As of		Year ended
	31.12.14	31.12.13	31.12.14	31.12.13	31.12.12
1 USD	0.99	0.89	0.92	0.92	0.93

1 EUR	1.20	1.23	1.21	1.23	1.20

1 GBP	1.55	1.48	1.51	1.45	1.49

100 JPY	0.83	0.85	0.86	0.95	1.12

  1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a year represent an average of twelve month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Financial information

Note 37 Events after the reporting period

Adjustments to 2014 results

After the issuance of the unaudited fourth quarter 2014 financial report on 10 February 2015, management adjusted the 2014 results to account for subsequent events. The net impact of these adjustments on net profit attributable to UBS AG shareholders was a loss of CHF 112 million, which decreased basic and diluted earnings per share by CHF 0.03. The principal change arose due to an increase in charges for provisions for litigation, regulatory and similar matters of CHF 134 million. The other adjustment made to the income statement in 2014 was an increase in the net tax benefit of CHF 22 million.

Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25%, (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 28 February 2015, the Swiss franc exchange rate was 0.95 to the US dollar, 1.07 to the euro, 1.47 to the British pound and 0.80 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

A significant portion of the equity of UBS’s foreign operations is denominated in US dollars, euros, British pounds and other foreign currencies. The appreciation of the Swiss franc would have led to an estimated decline in total equity of approximately CHF 1.2 billion or 2% when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014. This includes a reduction in recognized deferred tax assets, mainly related to the US, of approximately CHF 0.4 billion (of which CHF 0.2 billion relates to temporary differences deferred tax assets), which would be recognized in Other comprehensive income.

On a fully applied basis for Swiss systemically relevant banks (SRB) UBS AG would have experienced the following approximate declines in its capital balances when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014: CHF 0.5 billion or 2% in fully applied common equity tier 1 (CET1) capital and CHF 0.8 billion or 2% in fully applied total capital.

In aggregate, UBS AG did not experience negative revenues in its trading businesses in connection with the SNB announcement. However, the portion of operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, UBS AG’s equity and capital are affected by changes in interest rates. In particular, the calculation of its net defined benefit assets and liabilities is sensitive to the assumptions applied. Specifically, the changes in applicable discount rate and interest rate related assumptions for its Swiss pension plan during January and February would have reduced equity and fully applied Swiss SRB CET1 capital by around CHF 0.7 billion. Also, the persistently low interest rate environment would continue to have an adverse effect on replication portfolios, and net interest income would further decrease.

Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within UBS AG’s domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

Sale of real estate

In January 2015, UBS AG sold a real estate property in Geneva, Switzerland for CHF 535 million, resulting in a gain on sale of CHF 377 million, which will be recognized in the income statement within Corporate Center in the first quarter of 2015. As of 31 December 2014, the property was classified on the balance sheet as property held-for-sale, which is measured at the lower of carrying value or fair value less costs to sell.

Financial information

Notes to the UBS AG consolidated financial statements

Note 38 Swiss GAAP requirements

The consolidated financial statements of UBS AG are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires financial groups which present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). Included in this note are the significant differences in regard to recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of the FINMA governing true and fair view financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance. The differences outlined in points two through nine also apply to the UBS AG standalone financial statements.

è	Refer to Note 2c to the UBS AG standalone financial statements for an outlook on the Swiss GAAP revision which will be effective for 2015 annual financial statements

1. Consolidation

Under IFRS, all entities which are controlled by the holding entity are consolidated.

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

Under Swiss GAAP, classification and measurement of financial investments available-for-sale depends on the nature of the investment. Equity instruments with no permanent holding intent and debt instruments are classified as Financial investments and measured at the lower of (amortized) cost or market value. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Investments in subsidiaries and other participations and measured at cost less impairment. Impairment losses are recorded in the income statement as Impairment of investments in subsidiaries and other participations. Reversal of impairments up to the original cost amount as well as realized gains or losses upon disposal of the investment are recorded as Extraordinary income/Extraordinary expenses in the income statement.

3. Cash flow hedges

UBS AG designates derivative instruments in cash flow hedge accounting relationships. Under IFRS, when hedge accounting is applied, the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When the hedged cash flows materialize, the accumulated unrecognized gain or loss is reclassified to the income statement.

Under Swiss GAAP, the effective portion of the fair value change of the derivative instrument used to hedge cash flow exposures is deferred on the balance sheet as Other assets or Other liabilities. The deferred amounts are released to the income statement when the hedged cash flows materialize.

4. Fair value option

Under IFRS, UBS AG applies the fair value option to certain financial assets and financial liabilities not held for trading. Instruments for which the fair value option is applied are accounted for at fair value with changes in fair value reflected in Net trading income. The fair value option is applied primarily to structured debt instruments, certain non-structured debt instruments, structured reverse repurchase and repurchase agreements and securities borrowing agreements, certain structured and non-structured loans as well as loan commitments.

Financial information

Note 38 Swiss GAAP requirements (continued)

Under Swiss GAAP, the fair value option can only be applied to structured products issued that consist of a debt host contract and one or more embedded derivatives that require bifurcation. Changes in fair value attributable to changes in unrealized own credit are not recognized in the income statement and the balance sheet.

5. Goodwill and intangible assets

Under IFRS, goodwill acquired in a business combination is not amortized but tested annually for impairment. Intangible assets acquired in a business combination with an indefinite useful life are also not amortized but tested annually for impairment.

Under Swiss GAAP, goodwill and intangible assets with indefinite useful lives are amortized over a period not exceeding five years, unless a longer useful life, which may not exceed 20 years, can be justified.

6. Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans and Swiss GAAP (FER 16) for the Swiss pension plan in UBS AG standalone financial statements. The requirements of FER 16 are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Key differences between Swiss GAAP and IAS 19 include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IAS 19 is based on the yield of high quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e., the technical interest rate) is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

For defined benefit plans, IFRS requires the full defined benefit obligation net of the plan assets to be recorded on the balance sheet, with changes resulting from remeasurements recognized directly in equity. However, for plans for which IFRS is elected, Swiss GAAP requires that changes due to remeasurements are recognized in the income statement.

Swiss GAAP require that employer contributions to the pension fund are recognized as personnel expenses in the income statement. Further, FER 16 requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit or obligation for the employer arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or the employer is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

7. Netting of replacement values

Under IFRS, replacement values are reported on a gross basis unless certain restrictive requirements are met which then allow for the replacement values, and in certain cases the related cash collateral, to be reported on a net basis. Under Swiss GAAP, replacement values and the related cash collateral are generally reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable.

8. Extraordinary income and expense

Certain items of non-recurring and non-operating income and expense are classified as extraordinary items under Swiss GAAP. This distinction is not available under IFRS.

9. Other presentational differences

Under IFRS, financial statements are comprised of an Income statement, Statement of comprehensive income, Balance sheet, Statement of changes in equity, Statement of cash flows and Notes to the financial statements. Under Swiss GAAP, no Statement of comprehensive income is required and the Statement of changes in equity is part of the Notes to the financial statements. In addition, various other presentational differences exist.

Financial information

Notes to the UBS AG consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc. (PaineWebber), UBS AG entered into a full and unconditional guarantee of the senior notes (Debt Securities) issued by PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc.

As of 31 December 2014, the amount of outstanding senior notes of UBS Americas Inc. which are fully and unconditionally guaranteed by UBS AG was approximately CHF 150 million. These senior notes mature between 2017 and 2018.

Amounts presented for UBS AG in the income statement, statement of comprehensive income and balance sheet represent IFRS-standalone information. Previously, amounts which served as a basis for preparing UBS AG consolidated financial statements under IFRS, were presented for UBS AG.

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2014	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)
Operating income

Interest income	11,585	1,591	1,160	(1,143)	13,194

Interest expense	(6,287)	(597)	(898)	1,143	(6,639)

Net interest income	5,298	995	262	0	6,555

Credit loss (expense)/recovery	(108)	9	9	13	(78)

Net interest income after credit loss expense	5,190	1,003	270	13	6,477

Net fee and commission income	6,111	7,288	3,799	(122)	17,076

Net trading income	2,750	438	237	416	3,841

Other income	5,584	95	(46)	(5,002)	632

Total operating income	19,636	8,825	4,261	(4,695)	28,026

Operating expenses

Personnel expenses	7,991	5,806	1,483	0	15,280

General and administrative expenses	5,621	2,415	1,341	0	9,377

Depreciation and impairment of property and equipment	595	139	83	0	817

Amortization and impairment of intangible assets	7	59	16	0	83

Total operating expenses	14,214	8,420	2,922	0	25,557

Operating profit/(loss) before tax	5,421	404	1,339	(4,695)	2,469

Tax expense/(benefit)	949	(2,375)	248	(2)	(1,180)

Net profit/(loss)	4,472	2,779	1,091	(4,693)	3,649

Net profit/(loss) attributable to preferred noteholders	142	0	0	0	142

Net profit/(loss) attributable to non-controlling interests	0	0	5	0	5

Net profit/(loss) attributable to UBS AG shareholders	4,330	2,779	1,086	(4,693)	3,502

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income

CHF million For the year ended 31 December 2014	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)

Comprehensive income attributable to UBS AG shareholders

Net profit/(loss)	4,330	2,779	1,086	(4,693)	3,502

Other comprehensive income

Other comprehensive income that may be reclassified to the income statement

Foreign currency translation, net of tax	325	928	1,500	(920)	1,834

Financial investments available-for-sale, net of tax	32	78	37	(6)	140

Cash flow hedges, net of tax	693	0	0	0	693

Total other comprehensive income that may be reclassified to the income statement, net of tax	1,050	1,006	1,537	(926)	2,667

Other comprehensive income that will not be reclassified to the income statement

Defined benefit plans, net of tax	(999)	(167)	(56)	14	(1,208)

Property revaluation surplus, net of tax	0	0	0	0	0

Total other comprehensive income that will not be reclassified to the income statement, net of tax	(999)	(167)	(56)	14	(1,208)

Total other comprehensive income	51	838	1,481	(912)	1,459

Total comprehensive income attributable to UBS AG shareholders	4,381	3,617	2,567	(5,605)	4,961

Total comprehensive income attributable to preferred noteholders	260	0	0	0	260

Total comprehensive income attributable to non-controlling interests	0	0	7	0	7

Total comprehensive income	4,641	3,617	2,575	(5,605)	5,229

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Notes to the UBS AG consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet

CHF million As of 31 December 2014	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)
Assets

Cash and balances with central banks	95,711	6,440	1,923	0	104,073

Due from banks	32,448	7,099	52,637	(78,850)	13,334

Cash collateral on securities borrowed	33,676	36,033	5,181	(50,827)	24,063

Reverse repurchase agreements	64,496	24,417	30,328	(50,827)	68,414

Trading portfolio assets	101,922	6,697	34,479	(4,943)	138,156

of which: assets pledged as collateral which may be sold or repledged by counterparties	51,476	3,310	6,969	(5,737)	56,018

Positive replacement values	262,073	19,597	51,327	(76,020)	256,978

Cash collateral receivables on derivative instruments	25,501	5,503	14,487	(14,512)	30,979

Financial assets designated at fair value	4,691	481	2,882	(3,562)	4,493

Loans	299,032	43,566	16,553	(43,168)	315,984

Financial investments available-for-sale	42,580	5,403	9,175	0	57,159

Investments in subsidiaries and associates	27,163	2	1	(26,239)	927

Property and equipment	5,792	823	238	0	6,854

Goodwill and intangible assets	354	5,381	1,051	0	6,785

Deferred tax assets	4,290	6,479	349	(57)	11,060

Other assets	14,649	9,021	2,256	(2,857)	23,069

Total assets	1,014,379	176,942	222,867	(351,860)	1,062,327

Liabilities

Due to banks	38,461	38,269	12,611	(78,850)	10,492

Cash collateral on securities lent	33,284	22,961	3,761	(50,827)	9,180

Repurchase agreements	22,087	12,548	28,010	(50,827)	11,818

Trading portfolio liabilities	18,936	4,856	8,234	(4,068)	27,958

Negative replacement values	258,680	19,448	51,993	(76,020)	254,101

Cash collateral payables on derivative instruments	32,106	5,926	18,852	(14,512)	42,372

Financial liabilities designated at fair value	73,857	130	5,598	(4,288)	75,297

Due to customers	362,564	48,236	43,474	(43,294)	410,979

Debt issued	86,894	157	4,312	(156)	91,207

Provisions	2,725	1,268	372	0	4,366

Other liabilities	33,699	17,615	21,985	(2,907)	70,392

Total liabilities	963,293	171,415	199,201	(325,748)	1,008,162

Equity attributable to UBS AG shareholders	49,073	5,527	23,621	(26,113)	52,108

Equity attributable to preferred noteholders	2,013	0	0	0	2,013

Equity attributable to non-controlling interests	0	0	45	0	45

Total equity	51,085	5,527	23,666	(26,113)	54,165

Total liabilities and equity	1,014,379	176,942	222,867	(351,860)	1,062,327

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2014	UBS AG (standalone)[1]	UBS Americas Inc.[1]	Other subsidiaries[1]	UBS AG (consolidated)
Net cash flow from/(used in) operating activities	7,747	(1,970)	2,650	8,426

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(18)	0	0	(18)

Disposal of subsidiaries, associates and intangible assets[2]	41	9	20	70

Purchase of property and equipment	(1,521)	(300)	(94)	(1,915)

Disposal of property and equipment	313	14	23	350

Net (investment in)/divestment of financial investments available-for-sale	7,774	(568)	(3,098)	4,108

Net cash flow from/(used in) investing activities	6,589	(845)	(3,149)	2,596

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(3,984)	0	1,064	(2,921)

Net movements in treasury shares and own equity derivative activity	(719)	0	0	(719)

Distributions paid on UBS shares	(938)	0	0	(938)

Issuance of long-term debt, including financial liabilities designated at fair value	40,272	24	686	40,982

Repayment of long-term debt, including financial liabilities designated at fair value	(32,083)	(494)	(1,632)	(34,210)

Dividends paid and repayments of preferred notes	(110)	0	0	(110)

Net changes of non-controlling interests	0	0	(3)	(3)

Net activity in investments in subsidiaries	(319)	0	319	0

Net cash flow from/(used in) financing activities	2,118	(470)	434	2,081

Effects of exchange rate differences on cash and cash equivalents	7,506	840	265	8,611

Net increase/(decrease) in cash and cash equivalents	23,960	(2,445)	199	21,714

Cash and cash equivalents at the beginning of the year	83,970	11,425	9,870	105,266

Cash and cash equivalents at the end of the year	107,930	8,980	10,069	126,980

Cash and cash equivalents comprise:[3]

Cash and balances with central banks	95,711	6,440	1,923	104,073

Due from banks[4]	11,387	2,509	8,141	22,037

Money market paper[5]	832	31	6	869

Total	107,930	8,980	10,069	126,980 [6]

  1  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.  2  Includes dividends received from associates.   3  Balances represent third party view from an UBS AG (consolidated) perspective.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.  5  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  6  CHF 4,593 million of cash and cash equivalents were restricted.

Financial information

Notes to the UBS AG consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2013	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)
Operating income

Interest income	11,308	1,984	1,204	(1,359)	13,137

Interest expense	(7,093)	(695)	(930)	1,366	(7,351)

Net interest income	4,215	1,290	275	6	5,786

Credit loss (expense)/recovery	(19)	(33)	(3)	5	(50)

Net interest income after credit loss expense	4,196	1,257	271	11	5,736

Net fee and commission income	6,430	6,781	3,079	(4)	16,287

Net trading income	4,922	379	159	(329)	5,130

Other income	499	416	(909)	574	580

Total operating income	16,046	8,833	2,600	252	27,732

Operating expenses

Personnel expenses	8,099	5,584	1,499	0	15,182

General and administrative expenses	3,959	3,364	1,058	0	8,380

Depreciation and impairment of property and equipment	575	133	107	0	816

Amortization and impairment of intangible assets	6	60	17	0	83

Total operating expenses	12,639	9,141	2,681	0	24,461

Operating profit/(loss) before tax	3,408	(307)	(81)	252	3,272

Tax expense/(benefit)	570	(937)	261	(3)	(110)

Net profit/(loss)	2,837	630	(342)	256	3,381

Net profit/(loss) attributable to preferred noteholders	204	0	0	0	204

Net profit/(loss) attributable to non-controlling interests	0	0	5	0	5

Net profit/(loss) attributable to UBS AG shareholders	2,634	630	(347)	256	3,172

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income

CHF million For the year ended 31 December 2013	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)

Comprehensive income attributable to UBS AG shareholders

Net profit/(loss)	2,634	630	(347)	256	3,172

Other comprehensive income

Other comprehensive income that may be reclassified to the income statement

Foreign currency translation, net of tax	392	(348)	(311)	(204)	(471)

Financial investments available-for-sale, net of tax	17	(163)	(16)	8	(154)

Cash flow hedges, net of tax	(1,520)	0	0	0	(1,520)

Total other comprehensive income that may be reclassified to the income statement, net of tax	(1,112)	(510)	(327)	(196)	(2,145)

Other comprehensive income that will not be reclassified to the income statement

Defined benefit plans, net of tax	824	110	6	0	939

Property revaluation surplus, net of tax	(6)	0	0	0	(6)

Total other comprehensive income that will not be reclassified to the income statement, net of tax	818	110	6	0	933

Total other comprehensive income	(294)	(401)	(321)	(196)	(1,211)

Total comprehensive income attributable to UBS AG shareholders	2,340	229	(668)	60	1,961

Total comprehensive income attributable to preferred noteholders	559	0	0	0	559

Total comprehensive income attributable to non-controlling interests	0	0	4	0	4

Total comprehensive income	2,899	229	(664)	60	2,524

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Notes to the UBS AG consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet

CHF million As of 31 December 2013	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)
Assets

Cash and balances with central banks	69,808	8,893	2,178	0	80,879

Due from banks	27,677	7,009	50,531	(71,342)	13,874

Cash collateral on securities borrowed	28,304	33,385	2,097	(36,290)	27,496

Reverse repurchase agreements	77,647	28,757	47,122	(61,963)	91,563

Trading portfolio assets	94,971	7,848	27,194	(7,165)	122,848

of which: assets pledged as collateral which may be sold or repledged by counterparties	44,602	1,862	1,853	(5,869)	42,449

Positive replacement values	249,179	8,769	60,384	(64,248)	254,084

Cash collateral receivables on derivative instruments	24,047	6,147	18,254	(21,899)	26,548

Financial assets designated at fair value	6,519	1,880	3,257	(4,292)	7,364

Loans	274,520	36,807	15,231	(39,599)	286,959

Financial investments available-for-sale	47,800	4,169	5,343	2,214	59,525

Investments in subsidiaries and associates	21,741	1	1	(20,901)	842

Property and equipment	5,149	603	254	0	6,006

Goodwill and intangible assets	326	4,906	1,061	0	6,293

Deferred tax assets	4,998	3,658	241	(52)	8,845

Other assets	13,506	7,572	2,047	(2,896)	20,228

Total assets	946,189	160,404	235,195	(328,434)	1,013,355

Liabilities

Due to banks	39,988	39,449	4,768	(71,342)	12,862

Cash collateral on securities lent	23,823	19,261	2,696	(36,290)	9,491

Repurchase agreements	10,039	19,333	46,402	(61,963)	13,811

Trading portfolio liabilities	22,142	3,603	5,480	(4,617)	26,609

Negative replacement values	242,081	9,130	61,115	(64,248)	248,079

Cash collateral payables on derivative instruments	37,445	8,106	20,855	(21,899)	44,507

Financial liabilities designated at fair value	67,912	440	6,084	(4,536)	69,901

Due to customers	346,246	41,029	43,245	(39,695)	390,825

Debt issued	78,441	341	2,866	(61)	81,586

Provisions	1,681	938	408	(56)	2,971

Other liabilities	28,781	16,244	20,648	(2,896)	62,777

Total liabilities	898,579	157,875	214,569	(307,604)	963,419

Equity attributable to UBS AG shareholders	45,717	2,530	20,585	(20,830)	48,002

Equity attributable to preferred noteholders	1,893	0	0	0	1,893

Equity attributable to non-controlling interests	0	0	41	0	41

Total equity	47,610	2,530	20,626	(20,830)	49,936

Total liabilities and equity	946,189	160,404	235,195	(328,434)	1,013,355

  1  Amounts presented for UBS AG (standalone) represent IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2013	UBS AG (standalone)[1]	UBS Americas Inc.[1]	Other subsidiaries[1]	UBS AG (consolidated)
Net cash flow from/(used in) operating activities	55,469	(8,159)	3,649	50,959

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(49)	0	0	(49)

Disposal of subsidiaries, associates and intangible assets[2]	136	0	0	136

Purchase of property and equipment	(1,032)	(160)	(44)	(1,236)

Disposal of property and equipment	545	5	91	639

Net (investment in)/divestment of financial investments available-for-sale	751	6,076	(861)	5,966

Net cash flow from/(used in) investing activities	351	5,922	(815)	5,457

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(1,400)	0	(2,890)	(4,290)

Net movements in treasury shares and own equity derivative activity	(341)	0	0	(341)

Capital issuance	1	0	0	1

Distributions paid on UBS shares	(564)	0	0	(564)

Issuance of long-term debt, including financial liabilities designated at fair value	27,442	59	513	28,014

Repayment of long-term debt, including financial liabilities designated at fair value	(65,112)	(486)	(3,356)	(68,954)

Dividends paid and repayments of preferred notes	(1,415)	0	0	(1,415)

Net changes of non-controlling interests	0	0	(6)	(6)

Net activity in investments in subsidiaries	12	32	(45)	0

Net cash flow from/(used in) financing activities	(41,377)	(396)	(5,784)	(47,555)

Effects of exchange rate differences on cash and cash equivalents	(2,330)	(207)	(165)	(2,702)

Net increase/(decrease) in cash and cash equivalents	12,112	(2,841)	(3,115)	6,158

Cash and cash equivalents at the beginning of the year	71,858	14,266	12,985	99,108

Cash and cash equivalents at the end of the year	83,970	11,425	9,870	105,266

Cash and cash equivalents comprise:[3]

Cash and balances with central banks	69,808	8,893	2,178	80,879

Due from banks[4]	9,938	2,503	7,658	20,099

Money market paper[5]	4,224	28	35	4,288

Total	83,970	11,425	9,870	105,266 [6]

  1  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.  2  Includes dividends received from associates.  3  Balances represent third party view from an UBS AG (consolidated) perspective.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.  5  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  6  CHF 4,966 million of cash and cash equivalents were restricted.

Financial information

Notes to the UBS AG consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2012	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)
Operating income

Interest income	13,376	2,774	1,882	(2,065)	15,968

Interest expense	(9,403)	(1,153)	(1,507)	2,073	(9,990)

Net interest income	3,973	1,622	375	8	5,978

Credit loss (expense)/recovery	(90)	(112)	1	83	(118)

Net interest income after credit loss expense	3,883	1,510	375	91	5,860

Net fee and commission income	5,979	6,333	3,130	(45)	15,396

Net trading income	3,142	250	157	(23)	3,526

Other income	(2,684)	783	(1,687)	4,228	641

Total operating income	10,320	8,876	1,976	4,251	25,423

Operating expenses

Personnel expenses	7,682	5,369	1,686	0	14,737

General and administrative expenses	4,647	2,618	1,393	(4)	8,653

Depreciation and impairment of property and equipment	501	104	84	0	689

Impairment of goodwill	14	2,860	156	0	3,030

Amortization and impairment of intangible assets	3	84	20	0	106

Total operating expenses	12,847	11,034	3,339	(4)	27,216

Operating profit/(loss) before tax	(2,527)	(2,158)	(1,363)	4,255	(1,794)

Tax expense/(benefit)	(65)	165	290	71	461

Net profit/(loss)	(2,462)	(2,323)	(1,653)	4,184	(2,255)

Net profit/(loss) attributable to preferred noteholders	220	0	0	0	220

Net profit/(loss) attributable to non-controlling interests	0	0	5	0	5

Net profit/(loss) attributable to UBS AG shareholders	(2,682)	(2,323)	(1,658)	4,183	(2,480)

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income

CHF million For the year ended 31 December 2012	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Consolidating entries	UBS AG (consolidated)

Comprehensive income attributable to UBS AG shareholders

Net profit/(loss)	(2,682)	(2,323)	(1,658)	4,183	(2,480)

Other comprehensive income

Other comprehensive income that may be reclassified to the income statement

Foreign currency translation, net of tax	2,080	148	(701)	(2,039)	(511)

Financial investments available-for-sale, net of tax	39	(6)	(7)	0	26

Cash flow hedges, net of tax	384	0	0	0	384

Total other comprehensive income that may be reclassified to the income statement, net of tax	2,503	142	(708)	(2,039)	(102)

Other comprehensive income that will not be reclassified to the income statement

Defined benefit plans, net of tax	718	(771)	662	0	609

Property revaluation surplus, net of tax	6	0	0	0	6

Total other comprehensive income that will not be reclassified to the income statement, net of tax	724	(771)	662	0	615

Total other comprehensive income	3,227	(629)	(46)	(2,039)	514

Total comprehensive income attributable to UBS AG shareholders	545	(2,952)	(1,704)	2,144	(1,966)

Total comprehensive income attributable to preferred noteholders	0	0	179	0	179

Total comprehensive income attributable to non-controlling interests	0	0	20	0	20

Total comprehensive income	545	(2,952)	(1,505)	2,144	(1,767)

  1  Amounts presented for UBS AG (standalone) represents IFRS-standalone information. Refer to the UBS AG (standalone) audited financial statements for information prepared in accordance with Swiss GAAP.  2  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Financial information

Notes to the UBS AG consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2012	UBS AG (standalone)[1]	UBS Americas Inc.[1]	Other subsidiaries[1]	UBS AG (consolidated)
Net cash flow from/(used in) operating activities	49,291	10,795	7,075	67,160

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(11)	0	0	(11)

Disposal of subsidiaries, associates and intangible assets[2]	41	0	0	41

Purchase of property and equipment	(878)	(189)	(50)	(1,118)

Disposal of property and equipment	194	5	3	202

Net (investment in)/divestment of financial investments available-for-sale	(12,429)	(780)	(785)	(13,994)

Net cash flow from/(used in) investing activities	(13,082)	(965)	(832)	(14,879)

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(26,177)	0	(11,790)	(37,967)

Net movements in treasury shares and own equity derivative activity	(1,159)	0	0	(1,159)

Distributions paid on UBS shares	(379)	0	0	(379)

Issuance of long-term debt, including financial liabilities designated at fair value	49,885	575	5,430	55,890

Repayment of long-term debt, including financial liabilities designated at fair value	(49,981)	(23)	(4,254)	(54,259)

Dividends paid and repayments of preferred notes	(221)	0	0	(221)

Net changes of non-controlling interests	0	0	(16)	(16)

Net activity in investments in subsidiaries	(2,600)	(99)	2,698	0

Net cash flow from/(used in) financing activities	(30,631)	452	(7,932)	(38,110)

Effects of exchange rate differences on cash and cash equivalents	(200)	(352)	(121)	(673)

Net increase/(decrease) in cash and cash equivalents	5,377	9,930	(1,808)	13,500

Cash and cash equivalents at the beginning of the year	66,481	4,336	14,793	85,609

Cash and cash equivalents at the end of the year	71,858	14,266	12,985	99,108

Cash and cash equivalents comprise:[3]

Cash and balances with central banks	54,192	11,395	796	66,383

Due from banks[4]	13,387	2,824	12,133	28,344

Money market paper[5]	4,279	47	56	4,381

Total	71,858	14,266	12,985	99,108 [6]

  1  Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.  2  Includes dividends received from associates.  3  Balances represent third party view from an UBS AG (consolidated) perspective.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.  5  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  6  CHF 10,109 million of cash and cash equivalents were restricted.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Guarantee of other securities

The table below provides information on outstanding trust preferred securities which are registered under the US Securities Act and issued by US-domiciled entities that are 100% legally owned by UBS AG. These entities are not consolidated as UBS AG does not absorb any variability from the performance of these entities. However, UBS AG has fully and unconditionally guaranteed these securities. UBS AG’s obligations under the guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS AG and all other liabilities of UBS AG. As of 31 December 2014, the amount of senior liabilities of UBS AG to which the holders of the subordinated debt securities would be subordinated was approximately CHF 991 billion.

Guarantee of other securities

USD billion, unless otherwise indicated			As of 31.12.14
Issuing entity	Type of security	Date issued	Interest (%)	Amount outstanding
UBS Preferred Funding Trust IV	Non-cumulative trust preferred securities	May 2003	one-month USD LIBOR + 0.7	0.3

UBS Preferred Funding Trust V	Non-cumulative trust preferred securities	May 2006	6.243	1.0

Guarantee to UBS Limited

UBS AG has issued a guarantee for the benefit of each counterparty of UBS Limited. Under this guarantee, UBS AG irrevocably and unconditionally guarantees each and every obligation that UBS Limited entered into. UBS AG promises to pay to that counterparty on demand any unpaid balance of such liabilities under the terms of the guarantee. ▲

Financial information

UBS Group AG standalone

financial statements

Audited | Income statement

		For the period ended
in CHF thousand	Note	31.12.14
Dividend income from the investment in UBS AG		0

Other operating income	3	7,527

Operating income		7,527

Personnel expenses	4	249

Other operating expenses	5	9,874

Financial expenses	6	7,307

Operating expenses		17,429

Profit/(loss) before income taxes		(9,903)

Tax expense/(benefit)		0

Net profit/(loss) for the period		(9,903)

As UBS Group AG was incorporated on 10 June 2014, the Income statement and corresponding Notes presented only include income and expenses for the period from 10 June to 31 December 2014.

Financial information

UBS Group AG standalone financial statements

Balance sheet
in CHF thousand	Note	31.12.14

Assets
Liquid assets	7	742,017

Marketable securities	8	112,505

Other short-term receivables	9	511,297

Accrued income and prepaid expenses	10	91,036

Total current assets		1,456,855

Investment in UBS AG	11	38,690,748

Financial assets	12	319,663

Prepaid assets	13	63,927

Total non-current assets		39,074,338

Total assets		40,531,193

of which: amounts due from subsidiaries		1,239,168

Liabilities

Current interest-bearing liabilities	14	226,762

Accrued expenses and deferred income	15	837,957

Total short-term liabilities		1,064,719

Other long-term liabilities	16	2,312,588

Total long-term liabilities		2,312,588

Total liabilities		3,377,307

of which: amounts due to subsidiaries		227,273

Equity

Share capital	17	371,713

General reserve		38,320,594

of which: statutory capital reserve		38,320,594

of which: capital contribution reserve		39,427,908

of which: other capital reserve		(1,107,313)

of which: statutory earnings reserve		0

Voluntary earnings reserve		(9,903)

of which: retained earnings before appropriation		0

of which: profit/(loss) for the period		(9,903)

Treasury shares	18	(1,528,519)

Reserve for own shares held by subsidiaries		0

Equity attributable to shareholders		37,153,886

Total liabilities and equity		40,531,193

Financial information

Statement of appropriation of retained earnings and proposed distribution of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 7 May 2015 approves the following appropriation of retained earnings.

Proposed appropriation of retained earnings

For the period ended
CHF thousand	31.12.14
Net profit for the period	(9,903)

Total available for appropriation	(9,903)

Appropriation to voluntary earnings reserve	(9,903)

Total appropriation	(9,903)

Proposed distribution of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 7 May 2015 approves a dividend of CHF 0.50 in cash per share of CHF 0.10 par value payable out of the capital contribution reserve.

In addition, the Board of Directors proposes the distribution of a dividend of CHF 0.25 per share of CHF 0.10 par value (Supplementary Dividend) out of the capital contribution reserve under the conditions precedent that:

(i)

UBS Group AG has, directly or indirectly, acquired all of the outstanding shares of UBS AG (be it through a share cancellation procedure under art. 33 of the Swiss Stock Exchange Act, through a triangular merger of UBS AG into a fully owned subsidiary of UBS Group AG, or otherwise) (Acquisition Condition); and
(ii)

at the time the Acquisition Condition is met, UBS AG and UBS Group AG each meet the minimum regulatory capital requirements under Swiss law on a consolidated basis as well as UBS AG on a standalone basis after giving effect to the payment of the Supplementary Dividend (Regulatory Condition).

The record and payment date of this Supplementary Dividend shall be determined by the Board of Directors. The resolution shall expire if the Acquisition Condition and the Regulatory Condition are not met before the date of UBS Group AG’s AGM 2016.

CHF thousand, except where indicated	31.12.14
Total statutory capital reserve: capital contribution reserve before proposed distribution[1,2]	39,427,908

Proposed ordinary distribution of capital contribution reserve within statutory capital reserve: CHF 0.50 per dividend-bearing share[3]	(1,858,564)

Proposed supplementary distribution of capital contribution reserve within statutory capital reserve: CHF 0.25 per dividend-bearing share[3]	(929,282)

Total statutory capital reserve: capital contribution reserve after proposed distribution	36,640,062

1  As presented on the balance sheet, the capital contribution reserve of CHF 39,427,908 thousand is a component of the statutory capital reserve of CHF 38,320,594 thousand after taking into account negative other capital reserve of CHF 1,107,313 thousand.  2  The Swiss Federal tax authorities have confirmed that UBS Group AG would be able to repay to shareholders a maximum amount of CHF 25.6 billion of disclosed capital contribution reserve (status as of 31 December 2014) without being subject to withholding tax deduction that applies to dividends paid out of retained earnings. This assessment reflects the qualification of the capital contribution reserve of UBS AG as a consequence of the reorganization implemented by a share-for-share exchange.  3  Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The CHF 1,858,564 thousand and CHF 929,282 thousand presented are based on the total number of shares issued as of 31 December 2014.

Financial information

Notes to the UBS Group AG standalone financial statements

Notes to the UBS Group AG standalone financial statements

Note 1 Corporate information

UBS Group AG is incorporated and domiciled in Switzerland. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under the Swiss Code of Obligations as a stock corporation (Aktiengesellschaft), a corporation that has issued shares of common stock to investors.

UBS Group AG was incorporated on 10 June 2014 as a wholly owned subsidiary of UBS AG. On 29 September 2014, UBS Group AG launched an offer to acquire all issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG on a one-for-one basis. Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014.

On 28 November 2014, the first settlement of the exchange offer was carried out and UBS Group AG became the holding company of UBS Group and the parent company of UBS AG. As part of this Group reorganization, UBS Group AG assumed all obligations of UBS AG as grantor in connection with outstanding awards under employee share, option, notional fund and deferred cash plans. At the same time, UBS Group AG acquired the beneficial ownership of the financial assets and 90.5 million treasury shares of UBS Group AG held to hedge the economic exposure arising from these plans. As a result of the transfer, UBS Group AG assumed all responsibilities/rights associated with the grantor role for the plans from UBS AG, including the right of recharge to employing subsidiaries of the group.

Obligations relating to these deferred compensation plans’ awards, which are required to be, and have been, granted by a separate UBS subsidiary or local employing UBS AG branches, have not been assumed by UBS Group AG and will continue on this basis. Furthermore, obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, have not been assumed by UBS Group AG and are retained by the relevant employing and/or sponsoring subsidiaries or UBS AG branches.

Note 2 Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). The Swiss Law on Accounting and Financial Reporting was revised in 2011 and became effective on 1 January 2013 with a transition period of two years (i.e., is effective for annual periods beginning on or after 1 January 2015 with early application permitted). As UBS Group AG was incorporated on 10 June 2014, it has opted for application of the revised Swiss Law on Accounting and Financial Reporting to its first annual financial statements, for the short business year from 10 June to 31 December 2014. Therefore, the income statement represents the period from 10 June to 31 December 2014, and no comparatives are presented.

The functional currency of UBS Group AG is the Swiss franc. Where not prescribed by law, the significant accounting and valuation principles applied are described below.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIV) with a short-term holding period. The holding period is deemed short-term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIV with a long-term holding period. The holding period is deemed long-term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIV that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Investments in subsidiaries

Investments in subsidiaries are equity interests which are held for the purpose of UBS Group AG’s business activities and strategic reasons. They include all directly held subsidiaries through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

Financial information

Note 2 Accounting policies (continued)

UBS Group AG currently only holds a direct investment in UBS AG. Headquartered in Zurich and Basel, Switzerland, and having offices (branches and subsidiaries) in more than 50 countries, UBS AG serves private, institutional and corporate clients worldwide, as well as retail clients in Switzerland.

è	Refer to Note 2 to the consolidated financial statements for a description of the businesses of UBS Group AG
è	Refer to Note 32 to the consolidated financial statements

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity. Upon disposition or settlement of related share awards, the realized gain or loss is recognized through the income statement as Financial income and Financial expenses, respectively. For settlement of related share awards, the realized gain or loss on treasury shares is the difference between the market price of the treasury shares at settlement and their acquisition cost.

For shares of UBS Group AG acquired by a direct or indirect subsidiary and not held in their trading portfolio, a reserve for own shares held by subsidiaries is created in UBS Group AG’s equity. Shares of UBS Group AG held in the trading portfolio of UBS AG and UBS Limited, however, are not included in the reserve for own shares held by subsidiaries. All treasury shares held by UBS Group AG and its subsidiaries are disclosed in Note 18.

Equity participation and other compensation plans

Transfer from UBS AG to UBS Group AG

The transfer of the deferred compensation plans and related hedging assets was conducted on an arm’s length basis, with a step-up of the plan obligation to fair value. This step-up resulted in a net liability which was recorded in the standalone financial statements of UBS AG and transferred to UBS Group AG (net liability related to deferred compensation plan transfer). The fair value of this net liability is amortized to the income statement over the average vesting period (for share awards) or upon exercise/expiry (for option awards) as Other operating income. Upon exercise of option awards that are settled using conditional capital, the fair value of this net liability is recorded in statutory capital reserve. The difference between the fair value of the hedging assets and the fair value of the obligations on the plans transferred has been compensated by a loan from UBS AG to UBS Group AG, which was granted on an arm’s length basis.

Equity participation plans

The grant date fair value of equity-settled share-based payment awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares, notional shares and performance shares are settled by delivering UBS Group AG shares at vesting and are recognized as Other long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accruals and deferred income if vesting is within 12 months from the balance sheet date. The amount recognized is adjusted for forfeiture

Financial information

Notes to the UBS Group AG standalone financial statements

Note 2 Accounting policies (continued)

assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable.

Upon settlement of the share awards any realized gain or loss is recognized in the income statement as Other operating income and Other operating expense, respectively. Realized gain or loss on share awards is the difference between the market price of the treasury shares at settlement and the grant date fair value of the share awards.

For certain awards, employees receive beneficial and legal ownership of the underlying UBS Group AG shares at the grant date (prepaid awards). Such prepaid awards are recognized as Prepaid assets if vesting is more than 12 months after the balance sheet date or as Accrued income and prepaid expenses if vesting is within 12 months from the balance sheet date.

Shares awarded to employees that are settled using conditional capital are accounted for as follows at settlement: the amount paid by the employees for the nominal value of the shares awarded is recorded in Share capital, while the paid amount exceeding the nominal value is considered to be a share premium and is recorded in statutory capital reserve.

Other compensation plans

Deferred compensation plans that are not share-based, including the Deferred Contingent Capital Plan (DCCP) and awards in the form of alternative investment vehicles, are accounted for as cash settled awards. The fair value of the amount payable to employees that are settled in cash is recognized as a liability generally over the vesting period (Other long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accruals and deferred income if vesting is within 12 months from the balance sheet date). The liabilities are remeasured at each balance sheet date at the fair value of the corresponding award and investments in AIV, respectively. Gains and losses resulting from fair value changes in the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

UBS Group AG recharges expenses related to the equity participation and other compensation plans to the respective group entities employing the personnel. UBS Group AG recognizes a corresponding receivable and credits a liability toward the employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG (standalone) is exempt from various disclosures in the standalone financial statements.

Financial information

Income statement notes

Note 3 Other operating income

For the period ended
CHF thousand	31.12.14
Fair value gains on alternative investment vehicle awards	7,044

Amortization of net liability related to deferred compensation plan transfer	483

Total other operating income	7,527

Note 4 Personnel expenses

For the period ended
CHF thousand	31.12.14
Recharges from UBS AG related to BoD/GEB	249

Total personnel expenses	249

The line item personnel expenses includes the compensation paid to the Board of Directors (BoD) and the Group Executive Board (GEB) of UBS Group AG.

Note 5 Other operating expenses

For the period ended
CHF thousand	31.12.14
Capital tax	7,794

Stamp tax	1,817

Other	263

Total other operating expenses	9,874

The line item “Other” mainly includes expenses related to audit fees and external reporting expenses.

Note 6 Financial expenses

For the period ended
CHF thousand	31.12.14
Fair value losses on marketable securities and financial assets	7,011

Realized losses on disposition and settlement of equity settled awards with treasury shares	46

Interest expense on interest-bearing liabilities	250

Total financial expenses	7,307

Financial information

Notes to the UBS Group AG standalone financial statements

Balance sheet notes

Note 7 Liquid assets

Liquid assets comprise current accounts held at UBS AG.

Note 8 Marketable securities

CHF thousand	31.12.14
Investments in alternative investment vehicles related to awards vesting within 12 months	112,505

Total marketable securities	112,505

Note 9 Other short-term receivables

CHF thousand	31.12.14
Receivables from employing entities related to compensation awards	510,182

Other	1,115

Total other short-term receivables	511,297

Note 10 Accrued income and prepaid expenses

CHF thousand	31.12.14
Short-term portion of prepaid awards	91,036

Total accrued income and prepaid expenses	91,036

Financial information

Note 11 Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed in the tables below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG, respectively and the proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG, respectively. The country where the respective registered office is located is also generally the principal place of business.

Directly held subsidiary as of 31 December 2014

Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF 384.5		96.7

Individually significant subsidiaries of UBS AG as of 31 December 2014
Company	Registered office	Primary business division	Share capital in million		Equity interest accumulated in %
UBS Americas Inc.	Wilmington, Delaware, USA	Investment Bank	USD 0.0		100.0

UBS Bank USA	Salt Lake City, Utah, USA	Wealth Management Americas	USD 0.0		100.0

UBS Financial Services Inc.	Wilmington, Delaware, USA	Wealth Management Americas	USD 0.0		100.0

UBS Limited	London, United Kingdom	Investment Bank	GBP 226.6		100.0

UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD 1,283.1	[1]	100.0

1  Mainly comprised on non-voting preferred shares held by UBS Americas Inc.

UBS Limited and UBS Americas Inc. are fully held by UBS AG. UBS Bank USA and UBS Financial Services Inc. are fully held by UBS Americas Inc. 30% of UBS Securities LLC is held by UBS AG and 70% by UBS Americas Inc. (after consideration of preferred shares).

Note 12 Financial assets

CHF thousand	31.12.14
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	308,963

Investments in alternative investment vehicles at cost less impairment	10,700

Total financial assets	319,663

Note 13 Prepaid assets

CHF thousand	31.12.14
Long-term portion of prepaid awards	63,927

Total prepaid assets	63,927

Note 14 Current interest-bearing liabilities

Overview by contractual maturity

CHF thousand	31.12.14
2015	226,762

Total current interest-bearing liabilities	226,762

Current interest-bearing liabilities include a loan from UBS AG in the amount of CHF 205,956 thousand, bearing interest at arms’ length conditions.

Financial information

Notes to the UBS Group AG standalone financial statements

Note 15 Accrued expenses and deferred income

CHF thousand	31.12.14
Short-term portion of net liability related to deferred compensation plan transfer	5,637

Short-term portion of compensation liabilities	829,650

of which: deferred contingent capital plan	48,825

of which: other deferred compensation plans	780,826

Other[1]	2,669

Total accrued expenses and deferred income	837,957

1  Includes a payable of CHF 100 thousand to the external auditor

Note 16 Other long-term liabilities
CHF thousand	31.12.14
Long-term portion of net liability related to deferred compensation plan transfer	14,968

Long-term portion of compensation liabilities	2,297,621

of which: deferred contingent capital plan	745,175

of which: other deferred compensation plans	1,552,445

Total other long-term liabilities	2,312,588

Note 17 Share capital

On 31 December 2014, the issued share capital consisted of 3,717,128,324 registered shares at a par value of CHF 0.10 each.

è	Refer to “UBS shares” in the “Risk, treasury and capital management” section for more information on UBS Group AG shares

Note 18 Treasury shares

	Number of registered shares	Average price in CHF
Balance as of 10 June 2014	1,000,000	0.10

Share-for-share exchange	91,453,788	16.95

Capital reduction	(1,000,000)	0.10

Acquisitions	641	15.24

Dispositions	(3,268,157)[1]	17.31

Delivery of shares to settle equity-settled awards	(314,535)	17.08

Balance as of 31 December 2014	87,871,737	16.94

of which: treasury shares held by UBS Group AG	90,176,988	16.95

of which: short sales of treasury shares held by UBS AG and other subsidiaries	(2,305,251)	17.30

1  For the year 2014, the net disposal of 1,152,902 treasury shares, which related to market-making and hedging activities of the Investment Bank, are presented as dispositions.

The line item Share-for-share exchange includes 90,490,886 UBS AG treasury shares that were held by UBS AG as a hedge for its share based compensation plans before the share-for-share exchange, exchanged into UBS Group AG and transferred to UBS

Group AG in connection with the transfer of the deferred compensation plans. They have been transferred from UBS AG to UBS Group AG at the price of CHF 16.95, the fair value at the date of transfer.

Financial information

Additional information

Note 19 Personnel

UBS Group AG had no employees as of and during the year ended 31 December 2014. All employees of the consolidated UBS Group, including the members of the Group Executive Board of UBS AG, were employed by subsidiaries of UBS Group AG.

As of 31 December 2014, personnel of the consolidated UBS Group was 60,155 full-time equivalents.

Note 20 Assets pledged to secure own liabilities

The total investments in alternative investment vehicles amounting to CHF 432,168 thousand are pledged to secure a CHF 205,956 thousand loan granted by UBS AG.

Note 21 Contingent liabilities

UBS Group AG is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group.

Note 22 Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of total share capital
% of share capital	31.12.14
Chase Nominees Ltd., London	9.05

GIC Private Limited, Singapore	6.61

DTC (Cede & Co.), New York[1]	5.76

Nortrust Nominees Ltd., London	3.52

1  DTC (Cede & Co.), New York, “The Depository Trust Company”, is a US securities clearing organization.

Under the Swiss Federal Act on Stock Exchanges and Securities Trading of 24 March 1995 as amended (the Swiss Stock Exchange Act), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50, or 66 2⁄3 of voting rights, regardless of whether or not such rights may be exercised. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the FINMA Ordinance on Stock Exchanges and Securities Trading (SESTO-FINMA). In particular, the SESTO-FINMA sets forth that nominee companies that cannot autonomously decide how voting rights are exercised are not obligated to notify us and SIX if they reach, exceed or fall below the threshold percentages. In addition, pursuant to the Swiss Code of Obligations, UBS Group AG must disclose in the notes to the financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

According to disclosure notifications filed with UBS Group AG and the SIX under the Swiss Stock Exchange Act and the respective FINMA Ordinance, on 10 December 2014, GIC Private Limited disclosed a holding of 7.07% of the total share capital of UBS Group AG. The beneficial owner of this holding is the Government of Singapore. On 10 December 2014, Norges Bank, Oslo, the Central Bank of Norway, disclosed a holding of 3.30%. On 15 January 2015, BlackRock Inc., New York, disclosed a holding of 4.89%. In accordance with the Swiss Stock Exchange Act, the percentages indicated above were calculated in relation to the total share capital of UBS Group AG reflected in the Articles of Association at the time of the respective disclosure notification. Information on disclosures under the Swiss Stock Exchange Act is available on the SIX Disclosure Office website at www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en. html.

According to the share register, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table above were registered with 3% or more of the total share capital of UBS Group AG as of 31 December 2014.

Financial information

Notes to the UBS Group AG standalone financial statements

Note 23 Share and option ownership of the members of the Board of Directors and the Group Executive Board

Shares awarded

	For the year ended 31.12.14
	Number of shares	Value of shares in CHF million
Awarded to members of the Board of Directors	473,567	7

Awarded to members of the Group Executive Board	1,888,666	35

Awarded to other UBS Group employees	57,036,519	1,045

Total	59,398,752	1,087

è	Refer to the “Corporate Governance” section in this report for more information on the terms and conditions of the shares and options awarded to BoD and GEB

Number of shares of BoD members on 31 December 2014/2013[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2014	333,333	0.017

	2013	233,333	0.011

Michel Demaré, Vice Chairman	2014	181,246	0.009

	2013	150,412	0.007

David Sidwell, Senior Independent Director	2014	185,181	0.009

	2013	151,184	0.007

Reto Francioni, member[2]	2014	11,859	0.001

	2013	0	0.000

Rainer-Marc Frey, former member	2014	–	–

	2013	209,044	0.010

Ann F. Godbehere, member	2014	139,653	0.007

	2013	113,562	0.006

Axel P. Lehmann, member	2014	217,373	0.011

	2013	185,970	0.009

Helmut Panke, member	2014	182,009	0.009

	2013	162,244	0.008

William G. Parrett, member	2014	100,019	0.005

	2013	99,914	0.005

Isabelle Romy, member	2014	44,217	0.002

	2013	24,452	0.001

Beatrice Weder di Mauro, member	2014	45,424	0.002

	2013	22,496	0.001

Joseph Yam, member	2014	66,863	0.003

	2013	48,679	0.002

Total	2014	1,507,177	0.077

	2013	1,401,290	0.068

[1] This table includes blocked and unblocked shares held by BoD members, including related parties. No options were granted in 2014 and 2013. [2] Reto Francioni was appointed at the AGM on 2 May 2013. ▲

736

Financial information

Note 23 Share and option ownership of the members of the Board of Directors and the Group Executive Board (continued)

Share and option ownership/entitlements of GEB members on 31 December 2014/20131

Name, function	on 31 December	Number of unvested shares/ at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti,	2014	670,935	97,589	768,524	0.039	0	0.000
Group Chief Executive Officer	2013	453,460	69,900	523,360	0.025	0	0.000

Markus U. Diethelm,	2014	528,973	0	528,973	0.027	0	0.000
Group General Counsel	2013	542,417	108,007	650,424	0.032	0	0.000

Lukas Gähwiler,	2014	522,769	1,052	523,821	0.027	0	0.000
President Retail & Corporate and President Switzerland	2013	504,800	22,727	527,527	0.026	0	0.000

Ulrich Körner,	2014	713,051	292,519	1,005,570	0.051	0	0.000
President Global Asset Management and President EMEA	2013	688,923	208,887	897,810	0.044	0	0.000

Philip J. Lofts,	2014	611,479	204,346	815,825	0.042	394,172	0.020
Group Chief Risk Officer	2013	601,553	157,447	759,000	0.037	500,741	0.024

Robert J. McCann,	2014	983,028	62,901	1,045,929	0.053	0	0.000
President Wealth Management Americas and President Americas	2013	892,872	65,971	958,843	0.046	0	0.000

Tom Naratil,	2014	523,751	288,151	811,902	0.041	721,125	0.037
Group Chief Financial Officer and Group Chief Operating Officer	2013	422,516	263,027	685,543	0.033	867,087	0.042

Andrea Orcel,	2014	915,399	408,296	1,323,695	0.068	0	0.000
President Investment Bank	2013	1,209,775	0	1,209,775	0.059	0	0.000

Chi-Won Yoon,	2014	492,093	507,602	999,695	0.051	515,180	0.026
President Asia Pacific	2013	502,762	441,143	943,905	0.046	538,035	0.026

Jürg Zeltner,	2014	675,211	0	675,211	0.034	108,121	0.006
President Wealth Management	2013	624,415	13,920	638,335	0.031	203,093	0.010

	2014	6,636,689	1,862,456	8,499,145	0.434	1,738,598	0.089
Total	2013	6,443,493	1,351,029	7,794,522	0.378	2,108,956	0.102

[1]  This table includes all vested and unvested shares and options of GEB members, including related parties.  [2]  Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans.  [3]   Refer to Note 29 to the consolidated financial statements for more information.  [4]  No conversion rights are outstanding.

737

Financial information

Notes to the UBS Group AG standalone financial statements

Note 24 Related parties

Related parties under the Swiss Code of Obligations are defined as direct and indirect participants with voting rights of 20% or more, management bodies (Board of Directors and Group Executive Board), external auditors and direct and indirect investments in subsidiaries. Payables due to members of the Board of Directors and Group Executive Board are provided in the table below. Payables due to the external auditor are provided in Note 15 and amounts due from and due to subsidiaries are provided on the face of the balance sheet.

CHF thousand	31.12.14
Payables due to the members of the Board of Directors and Group Executive Board	101,736

of which: deferred contingent capital plan	28,109

of which: other deferred compensation plans	73,626

Financial information

Note 25 Events after the reporting period

Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25%, (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 28 February 2015, the Swiss franc exchange rate was 0.95 to the US dollar, 1.07 to the euro, 1.47 to the British pound and 0.80 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

The portion of operating income of subsidiaries of UBS Group AG denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on the profitability of subsidiaries of UBS Group AG, in the absence of any mitigating actions. Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within the domestic lending portfolio of subsidiaries of UBS Group AG and lead to an increase in the level of credit loss expenses recorded in future periods.

Issuance of additional tier 1 capital

In February 2015, UBS Group AG issued additional tier 1 (AT1) capital notes consisting of USD 1.25 billion high-trigger loss-absorbing notes with a coupon of 7.125%; USD 1.25 billion low-trigger loss-absorbing notes with a coupon of 7%; and EUR 1.0 billion low-trigger loss-absorbing notes with a coupon of 5.75%. All tranches include a contingent permanent write-down triggered at 5.125% (low-trigger loss-absorbing notes) or at 7% (high-trigger loss-absorbing notes) phase-in CET1 capital ratio and at the point of non-viability as determined by FINMA. In accordance with Basel III regulations, all AT1 transactions have fully discretionary and non-cumulative coupons and a perpetual maturity with embedded call features.

739

Financial information

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 5 March 2015

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes (pages 725 to 739), for the year ended 31 December 2014.

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

Financial information

Opinion

In our opinion, the financial statements for the period from 10 June 2014 to 31 December 2014 comply with Swiss law and the company’s articles of incorporation.

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

We further confirm that the proposed appropriations of available earnings comply with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jonathan Bourne Licensed Audit Expert (Co-Lead Auditor)	Bruno Patusi Licensed Audit Expert (Co-Lead Auditor)

Financial information

Phone	+41 44 444 35 82	BDO Ltd
Fax	+41 44 444 35 35	Fabrikstrasse 50
www.bdo.ch		CH-8031 Zurich

Independent Auditor’s Report

to the Board of Directors of

UBS Group AG, Zurich

As special auditors of UBS Group AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 10 June 2014 to 31 December 2014 in accordance with article 653f paragraph 1 of the Swiss code of obligations (CO).

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

•	Paragraph 1; employee stock option plans of UBS Group AG, based on the resolution of the extraordinary general meeting of 26 November 2014.

•

Paragraph 2; conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, based on the resolution of the extraordinary general meeting of 26 November 2014.

Board of Directors’ Responsibility

The Board of Directors is responsible for the new share issue in accordance with the legal requirements and the company’s articles of association.

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

Opinion

In our opinion

•

the issue of 218’117 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS Group AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association;

•

no new registered shares relating to the conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 4 February 2015

BDO Ltd

Werner Schiesser Licensed audit expert	Jürg Caspar Licensed audit expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Financial information

Phone	044 444 36 46	BDO Ltd
Fax	044 444 35 35	Fabrikstrasse 50
www.bdo.ch		CH-8031 Zurich

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

UBS Group AG, Zurich

We have audited the accompanying capital increase report dated 16 December 2014 of UBS Group AG in accordance with article 652f para. 1 Code of Obligations (CO).

Board of Directors’ Responsibility

The Board of Directors is responsible for the preparation of this capital increase report in accordance with the legal requirements of article 652e CO.

Auditor’s Responsibility

Our responsibility is to express an opinion on the accompanying capital increase report based on our audit. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the capital increase report is complete and accurate.

An audit involves performing procedures to obtain audit evidence about the disclosures in the capital increase report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the capital increase report, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the capital increase report of UBS Group AG is complete and accurate in accordance with article 652e CO.

Zurich, 16 December 2014

BDO AG

Jürg Caspar Licensed audit expert	Erik Dommach Licensed auditor expert Auditor in charge

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Financial information

Tel.	044 444 37 21	BDO Ltd
Fax	044 444 35 35	Fabrikstrasse 50
www.bdo.ch		8031 Zurich

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

UBS Group AG, Zurich

We have audited the accompanying capital increase report dated 26 November 2014 of UBS Group AG in accordance with article 652f para. 1 Code of Obligations (CO).

Board of Directors’ Responsibility

The Board of Directors is responsible for the preparation of this capital increase report in accordance with the legal requirements of article 652e CO.

Auditor’s Responsibility

Our responsibility is to express an opinion on the accompanying capital increase report based on our audit. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the capital increase report is complete and accurate.

An audit involves performing procedures to obtain audit evidence about the disclosures in the capital increase report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the capital increase report, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the capital increase report of UBS Group AG is complete and accurate in accordance with article 652e CO.

Zurich, 26 November 2014

BDO Ltd

Markus Eugster Licensed audit expert	Erik Dommach Licensed auditor expert Auditor in charge

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Financial information

UBS AG standalone financial statements

Financial review

Income statement: 2014 compared with 2013

Net profit

UBS AG (standalone) recorded a net profit of CHF 7,849 million in 2014 compared with CHF 2,753 million in 2013.

Profit before extraordinary items and tax increased by CHF 1,902 million to CHF 3,267 million, mainly as operating profit increased by CHF 2,034 million, reflecting CHF 1,351 million higher operating income, as well as CHF 683 million lower operating expenses. In addition, impairments of investments in subsidiaries and other participations declined by CHF 860 million, reflecting reduced provision charges recorded in subsidiaries, improved operating business results and favorable foreign currency valuation effects compared to 2013, particularly related to the US dollar. These effects were partly offset by higher allowances, provisions and losses, which increased by CHF 954 million, mainly due to higher charges for provisions for litigation, regulatory and similar matters.

Extraordinary income increased by CHF 3,183 million to CHF 4,850 million, mainly reflecting higher reversals of impairments and provisions of subsidiaries and other participations of CHF 3,670 million, following significant upward revaluations of deferred tax assets recorded in subsidiaries and currency-related gains. The prior year included the release of a reinvestment relief provision of CHF 291 million related to the sale of UBS Pactual.

The tax expense in 2014 was CHF 212 million compared with CHF 270 million in 2013.

Operating income

Operating income increased by CHF 1,351 million to CHF 18,425 million.

Net interest income increased by CHF 1,053 million to CHF 5,097 million, reflecting a CHF 842 million decline in interest expense and CHF 210 million higher interest income. The CHF 842 million decrease in interest expense was mainly driven by CHF 303 million lower interest on debt issued, as well as lower interest expense on amounts due to banks and customers of CHF 261 million. Furthermore, interest expense on financial liabilities designated at fair value declined by CHF 190 million. Interest income increased by CHF 210 million, mainly due to a CHF 274 million increase in interest and dividend income from the trading portfolio and CHF 63 million higher interest and dividend income from financial investments, partly offset by a decrease in interest and discount income of CHF 127 million.

Net fee and commission income decreased by CHF 262 million to CHF 6,192 million, mainly as fee and commission income from securities and investment businesses declined by CHF 465 million, primarily reflecting CHF 372 million lower brokerage fees and CHF 192 million lower underwriting fees. This was partly offset by an increase of CHF 168 million in credit-related fees and commissions.

Net trading income declined by CHF 802 million to CHF 3,407 million, largely driven by lower revenues in the Investment Bank.

Other income from ordinary activities increased by CHF 1,361 million to CHF 3,729 million, mainly as sundry ordinary income increased by CHF 760 million to CHF 4,494 million, driven by higher income received from subsidiaries for services rendered. Additionally, sundry ordinary expenses decreased by CHF 676 million to CHF 1,816 million, mainly as charges from subsidiaries for services received decreased by CHF 324 million. In addition, losses related to the buyback of debt in public tender offers declined by CHF 183 million. Dividend income from investments in subsidiaries and other participations decreased by CHF 137 million.

è	Refer to Notes 3 and 4 for more information

Operating expenses

Operating expenses decreased by CHF 683 million to CHF 12,514 million.

Personnel expenses decreased by CHF 1,369 million to CHF 6,787 million, primarily related to a reassesment of the accounting for certain equity participation and other deferred compensation plans, resulting in an alignment of the recognition period, as well as measurement, of such plans with IFRS. This alignment resulted in a reduction to personnel expenses of CHF 1,355 million.

è	Refer to Note 2b for more information

General and administrative expenses increased by CHF 686 million to CHF 5,727 million, mainly related to higher professional fees and increased expenses for outsourcing of IT and other services.

Impairment of investments in subsidiaries and other participations

Impairment of investments in subsidiaries and other participations decreased by CHF 860 million to CHF 415 million, mainly as 2013 was affected by impairments related to certain charges for provisions, updated strategic business outlooks and unfavorable foreign currency impacts, driven by the weakening of the US dollar.

745

Financial information

UBS AG standalone financial statements

Allowances, provisions and losses

Allowances, provisions and losses increased by CHF 954 million to CHF 1,613 million, mainly as 2014 included higher charges for provisions for litigation, regulatory and similar matters. This was partly offset by a release of CHF 399 million in restructuring provisions related to the effects of a voluntary change in accounting policy for recognition of restructuring provisions.

è	Refer to Note 2b for more information

Extraordinary income

Extraordinary income increased by CHF 3,183 million to CHF 4,850 million. Reversals of impairments and provisions of subsidiaries and other participations increased by CHF 3,670 million to CHF 4,646 million, following significant upward revaluations of deferred tax assets recorded in subsidiaries and favorable foreign currency effects, mainly on the translation of investments in US dollar and British pound. Other extraordinary income declined by CHF 230 million, mainly due to lower gains on sales of real estate. Extraordinary income in 2013 included the release of a reinvestment relief provision of CHF 291 million related to the sale of UBS Pactual in 2009.

è	Refer to Note 5 for more information

Extraordinary expenses

Extraordinary expenses were CHF 57 million compared with CHF 9 million, mainly due to an increase in prior period related expenses.

è	Refer to Note 5 for more information

Tax expense/benefit

The tax expense in 2014 was CHF 212 million compared with a tax expense of CHF 270 million in the prior year. This differs from the UBS AG (consolidated) net income tax benefit of CHF 1,180 million under IFRS, mainly as the net tax benefit for subsidiaries is not included in UBS AG’s standalone financial statements. This impact was partially offset by a net decrease in deferred tax assets for UBS AG which was also not included as deferred tax assets are not recognized under Swiss GAAP.

Financial information

Balance sheet: 31 December 2014 compared with 31 December 2013

Assets development

Total assets stood at CHF 778 billion as of 31 December 2014, an increase of CHF 62 billion from 31 December 2013, with the net increase affected by the strengthening of the US dollar versus the Swiss franc.

Due from customers increased by CHF 30 billion, primarily reflecting increased fixed-term lending, higher reverse repurchase agreement balances with other corporates and currency effects. Liquid assets increased by CHF 26 billion as of 31 December 2014, mainly reflecting higher balances with central banks. Positive replacement values, which are reported on a net basis provided the master netting and/or the related collateral agreements are legally enforceable, increased by CHF 13 billion, mainly driven by increased interest rate contracts on a net basis. Trading balances in securities and precious metals increased by CHF 7 billion, primarily reflecting an increase in equity instruments held, partly offset by a reduction in precious metal holdings. Investments in subsidiaries and other participations increased by CHF 5 billion, mainly due to the abovementioned reversals of impairments during the year.

These increases were partly offset by a CHF 15 billion decline in interbank lending (due from banks), mainly resulting from reduced reverse repurchase agreements with subsidiaries. Additionally, money market paper held decreased by CHF 11 billion, primarily due to reductions in Japanese, British, French and German government paper.

Liabilities development

Total liabilities increased by CHF 55 billion to CHF 736 billion as of 31 December 2014, with the net increase affected by the strengthening of the US dollar versus the Swiss franc.

Total amounts due to customers increased by CHF 25 billion to CHF 402 billion, primarily due to an increase in deposit and current accounts, combined with currency effects. Due to banks increased by CHF 16 billion to CHF 95 billion, mainly reflecting increased repurchase and securities lending activity with subsidiaries and currency effects. Money market paper issued increased by CHF 11 billion to CHF 34 billion as of 31 December 2014, primarily reflecting new extendible money market certificates issued. Negative replacement values increased by CHF 5 billion to CHF 43 billion, mainly driven by increased interest rate contracts on a net basis, partly offset by lower foreign exchange contracts on a net basis.

Equity development

Equity attributable to shareholders amounted to CHF 42,376 million as of 31 December 2014, compared with CHF 35,437 million as of 31 December 2013, with the increase mainly due to the 2014 net profit of CHF 7,849 million.

The general reserve increased by CHF 1,842 million to CHF 28,453 million as of 31 December 2014, mainly reflecting the appropriation of the 2013 net profit of CHF 2,753 million, partly offset by the distribution of CHF 938 million out of the capital contribution reserve in May 2014. The reserve for own shares of CHF 1,020 million as of 31 December 2013 was fully reversed in 2014 as part of the UBS Group reorganization, increasing the other reserve by the same amount. All UBS AG treasury shares were exchanged for UBS Group AG treasury shares as part of the share-for-share exchange. UBS AG shares acquired after the share-for-share exchange are held for trading purposes and no reserve for own shares was recognized as of 31 December 2014.

è	Refer to Note 10 for more information

Financial information

UBS AG standalone financial statements

UBS AG standalone financial statements

Audited | Income statement

		For the year ended		% change from
CHF million	Note	31.12.14	31.12.13	31.12.13
Interest and discount income		8,665	8,792	(1)

Interest and dividend income from trading portfolio		2,683	2,409	11

Interest and dividend income from financial investments		198	135	47

Interest expense		(6,450)	(7,292)	(12)

Net interest income		5,097	4,044	26

Credit-related fees and commissions		492	324	52

Fee and commission income from securities and investment business		6,248	6,713	(7)

Other fee and commission income		598	649	(8)

Fee and commission expense		(1,147)	(1,231)	(7)

Net fee and commission income		6,192	6,454	(4)

Net trading income	3	3,407	4,209	(19)

Net income from disposal of financial investments		147	81	81

Dividend income from investments in subsidiaries and other participations		878	1,015	(13)

Income from real estate holdings		26	30	(13)

Sundry ordinary income	4	4,494	3,734	20

Sundry ordinary expenses	4	(1,816)	(2,492)	(27)

Other income from ordinary activities		3,729	2,368	57

Operating income		18,425	17,074	8

Personnel expenses		6,787	8,156	(17)

General and administrative expenses		5,727	5,041	14

Operating expenses		12,514	13,197	(5)

Operating profit		5,911	3,877	52

Impairment of investments in subsidiaries and other participations		415	1,275	(67)

Depreciation of fixed assets		616	579	6

Allowances, provisions and losses		1,613	659	145

Profit/(loss) before extraordinary items and tax		3,267	1,365	139

Extraordinary income	5	4,850	1,667	191

Extraordinary expenses	5	(57)	(9)	533

Tax (expense)/benefit		(212)	(270)	(21)

Net profit/(loss) for the year		7,849	2,753	185

Financial information

Balance sheet

				% change from
CHF million	Note	31.12.14	31.12.13	31.12.13

Assets
Liquid assets		95,711	69,808	37

Money market paper		10,966	22,159	(51)

Due from banks		112,649	127,689	(12)

Due from customers		183,091	153,326	19

Mortgage loans		155,406	152,479	2

Trading balances in securities and precious metals		101,820	94,841	7

Financial investments		37,154	34,985	6

Investments in subsidiaries and other participations		27,199	21,758	25

Fixed assets		5,932	5,193	14

Accrued income and prepaid expenses		2,012	2,025	(1)

Positive replacement values	14	42,385	29,085	46

Other assets	6	3,568	2,568	39

Total assets		777,893	715,917	9

of which: subordinated assets		4,257	1,776	140

of which: amounts due from subsidiaries and qualified shareholders		144,031	150,663	(4)

Liabilities

Money market paper issued		34,235	22,885	50

Due to banks		94,952	79,207	20

Trading portfolio liabilities		18,965	22,165	(14)

Due to customers on savings and deposit accounts		112,709	106,040	6

Other amounts due to customers		289,779	271,339	7

Medium-term notes		602	779	(23)

Bonds issued and loans from central mortgage institutions		77,067	75,585	2

Financial liabilities designated at fair value		49,803	49,620	0

Accruals and deferred income		4,700	6,610	(29)

Negative replacement values	14	42,911	37,415	15

Other liabilities	6	6,962	6,029	15

Allowances and provisions	9	2,831	2,805	1

Total liabilities		735,517	680,480	8

of which: subordinated liabilities		18,840	13,800	37

Equity

Share capital	10,11	384	384	0

General reserve	10	28,453	26,611	7

of which: capital contribution reserve		40,782	41,692	(2)

of which: retained earnings		(12,329)	(15,081)	(18)

Reserve for own shares	10	0	1,020	(100)

of which: retained earnings		0	1,020	(100)

Other reserve	10	5,689	4,669	22

Net profit/(loss) for the year		7,849	2,753	185

Equity attributable to shareholders	10	42,376	35,437	20

Total liabilities and equity		777,893	715,917	9

of which: amounts due to subsidiaries and qualified shareholders		108,913	76,339	43

Financial information

UBS AG standalone financial statements

Statement of appropriation of retained earnings and proposed distribution of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 7 May 2015 approves the following appropriation of retained earnings.

Proposed appropriation of retained earnings

For the year ended
CHF million	31.12.14
Net profit for the year	7,849

Total available for appropriation	7,849

Appropriation to general reserve: retained earnings	7,849

Total appropriation	7,849

Proposed distribution of capital contribution reserve

The Board of Directors proposes that the AGM on 7 May 2015 approves a distribution of CHF 0.50 in cash per share of CHF 0.10 par value payable out of the capital contribution reserve. The Board of Directors may, in addition, offer holders of shares an option to receive the dividend in shares (or a share equivalent instrument) having a value equal to the CHF 0.50 per share. Should the Board of Directors determine to propose a share equivalent option for the dividend, the details of such proposal and means of making an election will be set forth in the invitation to the AGM.

In addition, the Board of Directors proposes the distribution of a dividend in cash of CHF 0.25 per share of CHF 0.10 par value (Supplementary Dividend) out of the capital contribution reserve under the conditions precedent that:

(i)

UBS Group AG has, directly or indirectly, acquired all of the outstanding shares of UBS AG (be it through a share cancellation procedure under art. 33 of the Swiss Stock Exchange Act, through a triangular merger of UBS AG into a fully owned subsidiary of UBS Group AG, or otherwise) (Acquisition Condition); and

(ii)

at the time the Acquisition Condition is met, UBS AG and UBS Group AG each meet the minimum regulatory capital requirements under Swiss law on a consolidated basis as well as UBS AG on a standalone basis after giving effect to the payment of the Supplementary Dividend (Regulatory Condition).

The record and payment date of Supplementary Dividend shall be determined by the Board of Directors. The resolution shall expire if the Acquisition Condition and the Regulatory Condition are not met before the date of the AGM in 2016.

For the year ended
CHF million, except where indicated	31.12.14
Total capital contribution reserve before proposed distribution[1,2]	40,782

Proposed ordinary distribution of capital contribution reserve within general reserve: CHF 0.50 per dividend-bearing share[3]	(1,922)[4]

Proposed supplementary distribution of capital contribution reserve within general reserve: CHF 0.25 per dividend-bearing share[3]	(961)

Total capital contribution reserve after proposed distribution	37,899

1   As presented on the balance sheet, the capital contribution reserve of CHF 40,782 million is a component of the general reserve of CHF 28,453 million after taking into account negative retained earnings of CHF 12,329 million.  2   Effective 1 January 2011, the Swiss withholding tax law provides that payments out of the capital contribution reserve are not subject to withholding tax. This law has led to interpretational differences between the Swiss Federal Tax Authorities and companies about the qualifying amounts of capital contribution reserve and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Authorities have confirmed that UBS would be able to repay to shareholders CHF 27.4 billion of disclosed capital contribution reserve (status as of 1 January 2011) without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. This amount reduced to CHF 25.6 billion as of 31 December 2014 subsequent to the distributions approved by the AGM 2012, 2013 and 2014. The decision about the remaining amount has been deferred to a future point in time.  3   Dividend-bearing shares are all shares issued except for treasury shares held by UBS AG as of the record date. The CHF 1,922 million and CHF 961 million presented are based on the total number of shares issued as of 31 December 2014.  4   Based on a distribution in cash.

Financial information

Notes to the UBS AG standalone financial statements

Note 1 Business activities, risk assessment, outsourcing and personnel

Business activities

The business activities of UBS AG (standalone) are described in the context of the description of the activities of the UBS Group in the “Operating environment and strategy” section of this report.

Risk assessment

UBS AG (standalone) is fully integrated into the Group-wide internal risk assessment process described in the audited part of the “Risk, treasury and capital management” section of this report.

Outsourcing

UBS AG outsources information technology and other services through agreements with external service providers.

Personnel

UBS AG employed 32,974 personnel on a full-time equivalent basis as of 31 December 2014, compared with 33,291 personnel as of 31 December 2013.

Note 2 Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as for the consolidated financial statements outlined in Note 1 to the consolidated financial statements. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 38 to the consolidated financial statements. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

Foreign currency translation

Assets and liabilities of foreign branches are translated into Swiss francs at the spot exchange rate at the balance sheet date. Income and expense items are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG (stand-alone) can be found in Note 36 to the consolidated financial statements.

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests which are held for the purpose of UBS AG’s business activities or for strategic reasons. They include all directly held subsidiaries through which UBS AG conducts its business on a global basis. The investments are carried at cost less impairment. The carrying value is tested for impairment when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Reversals of impairments are presented as Extraordinary income in the income statement. Impairments of investments are presented in Profit/(loss) before extraordinary items and taxes under Impairment of investments in subsidiaries and other participations. Impairments and partial or full reversals of impairments for a subsidiary on a net basis are classified as extraordinary expense or extraordinary income, respectively, if they relate to prior periods.

Financial information

Notes to the UBS AG standalone financial statements

Note 2 Accounting policies (continued)

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. The change in the deferred tax liability balance is recognized in the income statement.

Sundry income from ordinary activities and sundry ordinary expenses

Sundry income from ordinary activities mainly includes income from hard cost and revenue transfers between UBS AG and its subsidiaries and income from lower of cost or market accounting of financial investments. Sundry ordinary expenses mainly include costs for hard revenue transfers between UBS AG and its subsidiaries and expenses from lower of cost or market accounting of financial investments. As a general rule, hard transfers of costs and revenues are performed on an arm’s length basis and are settled in cash between UBS AG and its subsidiaries.

è	Refer to Note 4 for more information

Pension and other post-employment benefit plans

FINMA Circular 2008/2 Accounting – banks permits the use of IAS 19 or Swiss GAAP FER 16 for accounting for pension and other post-employment benefit plans. Election of the accounting standard may be done on a plan-by-plan basis.

    UBS AG has elected to apply Swiss GAAP FER 16 for the Swiss pension plan. Swiss GAAP FER 16 requires recognizing the employer contributions to the pension fund as personnel expenses. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Under Swiss GAAP FER 16, it is periodically assessed whether, from the point of view of UBS AG, an economic benefit or obligation arises from the pension fund which, when conditions are met, is recorded on the balance sheet. The financial statements of the pension fund prepared in accordance with Swiss GAAP FER 26 are used for the assessment.

    Key differences between Swiss GAAP applied for the Swiss pension plan and IAS 19 include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IAS 19 is based on the yield of high quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e., the technical interest rate) is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

è	Refer to Note 8 for more information

    UBS AG has elected to apply IAS 19 to the non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity.

Treasury shares

Treasury shares are own equity instruments held by an entity and recognized on the balance sheet as Trading balances in securities and precious metals or as Financial investments. Short positions in treasury shares are presented as Trading portfolio liabilities. Treasury shares recognized as trading balances and short positions in treasury shares are measured at fair value with unrealized gains or losses from remeasurement to fair value recognized in the income statement. As of 31 December 2014, UBS AG only held treasury shares for trading purposes, and therefore released its Reserve for own shares to Other reserve.

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempted from various disclosures in the standalone financial statements. The dispensations include the statement of cash flows, various note disclosures, as well as the publication of interim financial statements.

752

Financial information

Note 2 Accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

Deferred compensation

In relation to the transfer of the grantor role and related liabilities from UBS AG to UBS Group AG as the ultimate holding company of the UBS Group, UBS reassessed, in the fourth quarter of 2014, its accounting for certain equity participation and other deferred compensation plans and has aligned the recognition period as well as measurement of such plans with IFRS. Accordingly, compensation expense is recognized over the vesting period and measured at grant date fair value, which includes certain adjustments such as forfeiture assumptions or post vesting transfer restrictions. Equity-settled plans are not remeasured after grant. The alignment resulted in a net release of Accruals and deferred income of CHF 1,330 million, presented as a reduction to Personnel expenses of CHF 1,355 million, as well as a reduction to Net trading income of CHF 25 million.

As a result of the transfer, UBS Group AG assumed all rights/obligations associated with the grantor role for the employee share,

option, notional fund and deferred cash plans, including the right of recharge to employing subsidiaries of the Group. Therefore, a considerable part of the income recognized in 2014 from the alignment will be compensated in future years by the recognition of expenses over the vesting period.

Restructuring provisions

In 2014, UBS AG reassessed its accounting policy for recognition of restructuring provisions, which resulted in an alignment with IFRS regarding (i) the scope of provisionable charges and (ii) the timing of recognition of a provision. This voluntary change in accounting policy resulted in a release of CHF 399 million in restructuring provisions which was recognized as a reduction to Allowances, provisions and losses.

c) Accounting policies to be adopted in the future

Amendment of accounting standards applicable to banks and securities dealers

The Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations) was revised in 2011 and became effective on 1 January 2013 with a transition period of two years (i.e., is effective for annual periods beginning on or after 1 January 2015 with early application permitted). Following this change, the accounting standards applicable to banks and securities dealers were amended accordingly. On 30 April 2014, the Swiss Federal Council passed the amended Banking Ordinance, and on 3 June 2014 the new FINMA Circular 2015/1 Accounting – banks was published. Revised Swiss GAAP, in accordance with the amended Banking Ordinance and the new FINMA Circular, are effective for annual periods beginning on or after 1 January 2015 with early application permitted. A transition period allows for interim reporting during 2015 in accordance with previous rules (i.e., revised Swiss GAAP is applicable for annual financial statements as of 31 December 2015 at the latest). UBS AG will make use of the transition period and adopt revised Swiss GAAP for financial information disclosed as part of its fourth quarter 2015 report and the 2015 annual financial statements. Revised Swiss GAAP will be more closely aligned with IFRS for recognition, measurement and presentation. At the same time, the number of required note disclosures to the standalone financial statements will considerably increase. UBS AG expects a limited impact from the adoption of revised Swiss GAAP on its financial statements. Overall, some reduction in income statement volatility is expected from the increased scope of the fair value option and changes to fair value hedge accounting.

753

Financial information

Notes to the UBS AG standalone financial statements

Note 3 Net trading income

	For the year ended		% change from
CHF million	31.12.14	31.12.13	31.12.13
Investment Bank Corporate Client Solutions[1]	56	245	(77)

Investment Bank Investor Client Services[1]	3,039	3,689	(18)

Other business divisions and Corporate Center	313	275	14

Total	3,407	4,209	(19)

1  In 2014, comparative period figures were corrected. As a result, net trading income for Investment Bank Corporate Client Solutions decreased by CHF 123 million for 2013, with an equal and offsetting increase for Investment Bank Investor Client Services.

Note 4 Sundry ordinary income and expenses

	For the year ended		% change from
CHF million	31.12.14	31.12.13	31.12.13
Gains from sale of loans and receivables	47	26	81

Income from hard cost transfers	2,498	1,917	30

Income from hard revenue transfers	1,853	1,682	10

Other	96	110	(13)

Total sundry ordinary income	4,494	3,734	20

Losses from early redemption of UBS debt	(4)	(187)	(98)

Expenses from hard revenue transfers	(1,772)	(2,096)	(15)

Other	(40)	(209)	(81)

Total sundry ordinary expenses	(1,816)	(2,492)	(27)

Note 5 Extraordinary income and expenses

	For the year ended		% change from
CHF million	31.12.14	31.12.13	31.12.13
Gains from disposals of subsidiaries and other participations	96	76	26

Reversal of impairments and provisions of subsidiaries and other participations	4,646	976	376

Prior period related income	63	49	29

Other extraordinary income	45	275	(84)

Release of reinvestment relief provision related to the sale of Pactual	0	291	(100)

Total extraordinary income	4,850	1,667	191

Losses from disposals of subsidiaries and other participations	0	(3)	(100)

Prior period related expenses	(55)	(7)	686

Other extraordinary expenses	(2)	0

Total extraordinary expenses	(57)	(9)	533

Financial information

Note 6 Other assets and liabilities

Other assets

			% change from
CHF million	31.12.14	31.12.13	31.12.13
Receivables from subsidiaries and qualified shareholders	1,344	1,412	(5)

Settlement and clearing accounts	348	394	(12)

VAT and other tax receivables	179	313	(43)

Other receivables[1]	1,697	449	278

Total other assets	3,568	2,568	39

[1] Balance as of 31 December 2014 includes a bail deposit of CHF 1,323 million. Refer to item 1 in Note 22b to the consolidated financial statements for more information.

Other liabilities

			% change from
CHF million	31.12.14	31.12.13	31.12.13
Deferral position for hedging instruments	3,597	2,690	34

Payables to subsidiaries and qualified shareholders	538	728	(26)

Settlement and clearing accounts	720	655	10

Net defined benefit liabilities	680	563	21

VAT and other tax payables	232	387	(40)

Other payables	1,193	1,006	19

Total other liabilities	6,962	6,029	15

Note 7 Pledged assets

	31.12.14		31.12.13		Change in %
CHF million	Carrying value of pledged assets	Associated liability recognized on the balance sheet	Carrying value of pledged assets	Associated liability recognized on the balance sheet	Carrying value of pledged assets	Associated liability recognized on the balance sheet
Money market paper	0	0	496	405	(100)	(100)

Mortgage loans[1]	27,973	21,643	33,632	22,634	(17)	(4)

Securities	57,846	17,237	45,071	15,849	28	9

Pledges of precious metals to subsidiaries	1,153	0	4,144	0	(72)	0

Total[2]	86,972	38,880	83,343	38,888	4	0

1  These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 4.5 billion for 31 December 2014 (31 December 2013: approximately CHF 5.8 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.  2  Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2014: CHF 4.9 billion, 31 December 2013: CHF 3.3 billion).

UBS AG pledges assets mainly in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions, in connection with derivative transactions, as security deposits for stock exchanges and clearing house memberships, and in connection with the issuance of covered bonds.

Financial information

Notes to the UBS AG standalone financial statements

Note 8 Swiss pension plan and non-Swiss defined benefit plans

a) Liabilities due to Swiss pension plan and non-Swiss defined benefit plans
CHF million	31.12.14	31.12.13
Provision for Swiss pension plan	0	0

Net defined benefit liabilities for non-Swiss defined benefit plans	680	563

Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	680	563

Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	385	119

UBS derivative financial instruments held by Swiss pension fund	102	295

Total liabilities due to Swiss pension plan and non-Swiss defined benefit plans	1,168	977

b) Swiss pension plan[1]

	As of or for the year ended
CHF million	31.12.14	31.12.13
Pension plan surplus	4,572	4,772

Economic benefit/(obligation) of UBS AG	0	0

Change in economic benefit/obligation recognized in the income statement	0	0

Employer contributions for the period recognized in the income statement	444	468

Performance rewards related employer contributions accrued	45	49

Total pension expense recognized in the income statement within Personnel expenses	489	517

1  The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 as of 31 December 2014 or 31 December 2013.

The Swiss pension plan had no employer contribution reserve in 2014 or 2013.

è	Refer to Note 28 to the consolidated financial statements for more information on the Swiss pension plan and non-Swiss defined benefit plans

Financial information

Note 9 Allowances and provisions1

CHF million	Balance at 31.12.13	Provisions applied in accordance with their specified purpose	Recoveries, doubtful interest, currency translation effects and re-classifications	Provisions released to income	New provisions charged to income	Balance at 31.12.14
Default risks	747	(337)	74	(190)	402	695

of which: specific allowances for due from customers and mortgage loans	606	(172)	57	(141)	305	655

of which: specific allowances for due from banks	15	(15)	0	(1)	12	12

of which: collective loan loss allowances[1]	18	0	0	(13)	0	5

of which: provisions for loan commitments and guarantees	46	(1)	11	(35)	1	23

of which: other allowances	61	(149)	5	0	84	0

Operational risks	21	(7)	0	(1)	14	28

Litigation risks[2]	726	(1,119)	(7)	(158)	2,439	1,881

Restructuring[3]	1,455	(605)	72	(717)	124	329

Real estate[4]	84	(5)	4	(2)	2	83

Employee benefits	215	(5)	8	(23)	12	208

Parental support to subsidiaries	85	0	0	(1)	13	97

Deferred taxes	3	0	1	0	6	10

Other provisions	169	(18)	2	(8)	28	172

Total allowances and provisions	3,505	(2,096)	153	(1,100)	3,041	3,504

Allowances deducted from assets	701					673

Total allowances and provisions as per balance sheet	2,805					2,831

1  Mainly relates to due from customers.  2  Includes provisions for litigation resulting from security risks.  3  Refer to Note 2b for more information.  4  Includes provisions for onerous lease contracts of CHF 14 million as of 31 December 2014 (31 December 2013: CHF 16 million) and reinstatement cost provisions for leasehold improvements of CHF 70 million as of 30 December 2014 (31 December 2013: CHF 68 million).

Note 10 Statement of shareholders’ equity

CHF million	Share capital	General reserve	Reserve for own shares	Other reserve	Net profit/ (loss) for the year	Total shareholders’ equity (before distribution of capital contribution reserve)
Balance as of 31 December 2012 and 1 January 2013	384	31,997	889	6,551	(6,645)	33,176

Capital increase	1	71				72

Net profit/(loss) appropriation		(4,894)		(1,751)	6,645	0

Prior year dividend		(564)				(564)

Net profit/(loss) for the year					2,753	2,753

Changes in reserve for own shares			131	(131)		0

Balance as of 31 December 2013 and 1 January 2014	384	26,611	1,020	4,669	2,753	35,437

Capital increase	0	28				28

Net profit/(loss) appropriation		2,753			(2,753)	0

Prior year dividend		(938)				(938)

Net profit/(loss) for the year					7,849	7,849

Changes in reserve for own shares			(1,020)	1,020		0

Balance as of 31 December 2014	384	28,453	0	5,689	7,849	42,376

Financial information

Notes to the UBS AG standalone financial statements

Note 11 Share capital and significant shareholders

	Par value		Dividend bearing
	No. of shares	Capital in CHF	No. of shares	Capital in CHF
Balance as of 31 December 2014

Issued	3,844,560,913	384,456,091	3,842,445,658	384,244,566

of which: shares outstanding	3,842,445,658	384,244,566	3,842,445,658	384,244,566

of which: treasury shares held by UBS AG (standalone)[1]	2,115,255	211,526

Conditional share capital	516,200,312	51,620,031

Balance as of 31 December 2013

Issued	3,842,002,069	384,200,207	3,768,225,119	376,822,512

of which: shares outstanding	3,768,201,817	376,820,182	3,768,201,817	376,820,182

of which: treasury shares held by UBS AG (standalone)[1]	73,776,950	7,377,695

of which: treasury shares held by subsidiaries of UBS AG (standalone)[1]	23,302	2,330	23,302	2,330

Conditional share capital	518,759,156	51,875,916

1  During 2014, 51 million treasury shares were acquired at market prices and 123 million treasury shares were disposed of, including 91 million shares related to the exchange of UBS AG shares for shares of UBS Group AG. The remainder mainly related to the delivery of shares under employee share based compensation plans. During 2013, 55 million treasury shares were acquired at market prices and 69 million treasury shares were disposed of, mainly related to the delivery of shares under employee share based compensation plans.

Conditional share capital

As of 31 December 2014, 136,200,312 additional shares (31 December 2013: 138,759,156 shares) could have been issued to fund UBS’s employee share option programs.

On 14 April 2010, the Annual General Meeting of UBS AG shareholders approved the creation of conditional capital to a maximum number of 380,000,000 shares for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments.

In 2013, the conditional capital of up to 100,000,000 shares, which was available in connection with an arrangement with the Swiss National Bank (SNB), was removed. The SNB provided a loan to the SNB StabFund, to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have become exercisable if the SNB had incurred a loss on the loan. In 2013, the loan was repaid in full, the warrants were terminated and the respective conditional capital was removed.

Significant shareholders

Following the exchange offer and subsequent private exchanges on a one-for-one basis with various shareholders and banks in Switzerland and elsewhere outside the United States, UBS Group AG acquired 96.68% of UBS AG shares by 31 December 2014. Therefore, UBS Group AG was the only significant shareholder of UBS AG as of 31 December 2014. The remaining 3.32% of outstanding UBS AG shares were held by non-controlling shareholders.

Note 12 Transactions with related parties

Transactions with related parties (such as securities transactions, payment transfer services, borrowing and compensation for deposits) are conducted at internally agreed transfer prices or at arm’s length, or with respect to loans, fixed advances and mortgages to non-independent members of the Board of Directors and Group Executive Board members on the same terms and conditions that are available to other employees. Refer to the “Compensation” section of this report for information on loans granted to Group Executive Board and Board of Directors members. Amounts due from/to subsidiaries and qualified shareholders are disclosed on the balance sheet.

Financial information

Off-balance sheet and other information

Note 13 Commitments and contingent liabilities

			% change from
CHF million	31.12.14	31.12.13	31.12.13
Contingent liabilities	39,080	61,016	(36)

of which: guarantees to third parties related to subsidiaries	23,140	44,446	(48)

of which: credit guarantees and similar instruments	7,842	7,816	0

of which: performance guarantees and similar instruments	2,555	2,719	(6)

of which: documentary credits	5,543	6,035	(8)

Irrevocable commitments	53,041	58,712	(10)

of which: loan commitments	52,172	57,817	(10)

of which: payment commitment related to deposit insurance	868	893	(3)

Forward starting transactions[1]	9,931	18,970	(48)

of which: reverse repurchase agreements	6,048	10,452	(42)

of which: securities borrowing agreements	125	46	172

of which: repurchase agreements	3,758	8,471	(56)

Liabilities for calls on shares and other equities	45	47	(4)

1  Cash to be paid in the future by either UBS AG or the counterparty.

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

In instances in which the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

In addition, UBS AG is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group. This contingent liability is not included in the table above.

Note 14 Derivative instruments1

	31.12.14			31.12.13
CHF million, except where indicated	PRV[2]	NRV[3]	Notional values (CHF billion)[4]	PRV[2]	NRV[3]	Notional values (CHF billion)[4]
Interest rate contracts	121,684	119,550	17,796	115,763	112,033	23,298

Credit derivative contracts	10,834	11,225	503	16,665	16,634	1,290

Foreign exchange contracts	90,952	90,680	6,038	69,224	75,989	6,082

Precious metal contracts	1,602	1,327	50	1,982	2,001	49

Equity/index contracts	16,068	19,022	603	14,209	19,400	552

Commodity contracts, excluding precious metal contracts	1,053	917	27	305	421	38

Total before netting[5]	242,194	242,721	25,017	218,148	226,478	31,310

Replacement value netting	199,810	199,810		189,063	189,063

Total after netting	42,385	42,911		29,085	37,415

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table.  2  PRV: Positive replacement value.  3  NRV: Negative replacement value.  4  Represents the sum of notional values related to PRV and NRV and other notional values.  5  Replacement values are presented net of cash collateral, where applicable and permitted.

Financial information

Notes to the UBS AG standalone financial statements

Note 15 Fiduciary transactions

			% change from
CHF million	31.12.14	31.12.13	31.12.13
Deposits:

with third-party banks	5,853	5,153	14

with subsidiaries	16	1,725	(99)

Total	5,869	6,879	(15)

Fiduciary transactions encompass transactions entered into or granted by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits which are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

Note 16 Events after the reporting period

Adjustments to 2014 results

After the issuance of the unaudited fourth quarter 2014 financial report on 10 February 2015, management adjusted the 2014 results to account for subsequent events. The impact of this adjustment on net profit was a loss of CHF 134 million and related to an increase in charges for provisions for litigation, regulatory and similar matters.

Impact of Swiss National Bank actions

On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011. At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75%. It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25%, (previously negative 0.75% to positive 0.25%). These decisions resulted in a considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates. As of 28 February 2015, the Swiss franc exchange rate was 0.95 to the US dollar, 1.07 to the euro, 1.47 to the British pound and 0.80 to 100 Japanese yen. Volatility levels in foreign currency exchange and interest rates also increased.

It is estimated that foreign currency translation effects related to foreign branches and subsidiaries of UBS AG would have led to a loss of around CHF 1 billion on a UBS AG standalone level, when applying currency translation rates as of 28 February 2015 to the reported balances as of 31 December 2014. This loss would be recognized in the standalone income statement of UBS AG. Additionally, the portion of operating income of UBS AG and its subsidiaries denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies. Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on the profitability of UBS AG and its subsidiaries, in the absence of any mitigating actions. Furthermore, the stronger Swiss franc may have a negative impact on the Swiss economy, which, given its reliance on exports, could impact some of the counterparties within the domestic lending portfolio of UBS AG and its subsidiaries and lead to an increase in the level of credit loss expenses recorded in future periods.

Sale of real estate

In January 2015, UBS AG sold a real estate property in Geneva, Switzerland for CHF 535 million, resulting in a gain on sale of CHF 377 million, which will be recognized in the income statement in the first quarter of 2015. ▲

Financial information

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 5 March 2015

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 748 to 760), for the year ended 31 December 2014.

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

Financial information

Opinion

In our opinion, the financial statements for the year ended 31 December 2014 comply with Swiss law and the company’s articles of incorporation.

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

We further confirm that the proposed appropriations of available earnings comply with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jonathan Bourne Licensed Audit Expert (Co-Lead Auditor)	Bruno Patusi Licensed Audit Expert (Co-Lead Auditor)

Financial information

Phone	+41 44 444 35 82	BDO Ltd
Fax	+41 44 444 35 35	Fabrikstrasse 50
www.bdo.ch		CH-8031 Zurich

Independent Auditor’s Report

to the Board of Directors of

UBS AG, Zurich and Basel

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2014 to 31 December 2014 in accordance with article 653f paragraph 1 of the Swiss code of obligations (CO).

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

•	Paragraph 1; employee stock option plans of UBS AG, based on the resolution of the annual general meeting of 19 April 2006.

•	Paragraph 2; conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, based on the resolution of the annual general meeting of 14 April 2010.

Board of Directors’ Responsibility

The Board of Directors is responsible for the new share issue in accordance with the legal requirements and the company’s articles of association.

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

Opinion

In our opinion

•

the issue of 2’558’844 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company’s articles of association;

•

no new registered shares relating to the conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 4 February 2015

BDO Ltd

Werner Schiesser	Jürg Caspar
Licensed audit expert	Licensed audit expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Financial information

UBS Group AG consolidated supplemental

disclosures required under SEC regulations

A – Introduction

The following pages contain supplemental UBS Group AG disclosures which are required under SEC regulations. UBS Group AG’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are denominated in Swiss francs (CHF), the reporting currency of the Group.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

B – Selected financial data

The tables below provide information concerning the noon purchase rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon purchase rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 27 February 2015, the noon purchase rate was 1.0512 USD per 1 CHF.

Year ended 31 December	High	Low	Average rate[1] (USD per 1 CHF)	At period end
2010	1.0673	0.8610	0.9670	1.0673

2011	1.3706	1.0251	1.1398	1.0668

2012	1.1174	1.0043	1.0724	1.0923

2013	1.1292	1.0190	1.0826	1.1231

2014	1.1478	1.0066	1.0893	1.0066

Month	High	Low
September 2014	1.0886	1.0467

October 2014	1.0610	1.0341

November 2014	1.0447	1.0307

December 2014	1.0412	1.0066

January 2015	1.1781	0.9809

February 2015	1.0837	1.0482

1  The average of the noon purchase rates on the last business day of each full month during the relevant period.

766

Financial information

Key figures

	As of or for the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Group results

Operating income	28,027	27,732	25,423	27,788	31,994

Operating expenses	25,567	24,461	27,216	22,482	24,650

Operating profit/(loss) from continuing operations before tax	2,461	3,272	(1,794)	5,307	7,345

Net profit/(loss) attributable to UBS Group AG shareholders	3,466	3,172	(2,480)	4,138	7,452

Diluted earnings per share (CHF)[1]	0.91	0.83	(0.66)	1.08	1.94

Key performance indicators[2]

Profitability

Return on equity (RoE) (%)	7.0	6.7	(5.1)	9.1	18.0

Return on assets, gross (%)	2.8	2.5	1.9	2.1	2.3

Cost/income ratio (%)	91.0	88.0	106.6	80.7	76.9

Growth

Net profit growth (%)	9.3			(44.5)

Net new money growth for combined wealth management businesses (%)	2.5	3.4	3.2	2.4	(1.2)

Resources

Common equity tier 1 capital ratio (%, fully applied)[3]	13.4	12.8	9.8

BIS tier 1 capital ratio, Basel 2.5 (%)			21.3	15.9

BIS total capital ratio, Basel 2.5 (%)			25.2	17.2

Swiss SRB leverage ratio (phase-in, %)	5.4	4.7	3.6

Additional information

Profitability

Return on tangible equity (%)[4]	8.2	8.0	1.6	11.9	24.7

Return on risk-weighted assets, gross (%)[5]	12.4	11.4	12.0	13.7	15.5

Resources

Total assets	1,062,478	1,013,355	1,259,797	1,416,962	1,314,813

Equity attributable to UBS Group AG shareholders	50,608	48,002	45,949	48,530	43,728

Common equity tier 1 capital (fully applied)[3]	28,941	28,908	25,182

Common equity tier 1 capital (phase-in)[3]	42,863	42,179	40,032

Risk-weighted assets (fully applied)[3]	216,462	225,153	258,113

Risk-weighted assets (phase-in)[3]	220,877	228,557	261,800

Common equity tier 1 capital ratio (%, phase-in)[3]	19.4	18.5	15.3

Total capital ratio (%) (fully applied)[3]	18.9	15.4	11.4

Total capital ratio (%) (phase-in)[3]	25.5	22.2	18.9

Swiss SRB leverage ratio (fully applied, %)	4.1	3.4	2.4

Swiss SRB leverage ratio denominator (fully applied)[6]	997,822	1,015,306	1,206,214

Swiss SRB leverage ratio denominator (phase-in)[6]	1,004,869	1,022,924	1,216,561

BIS tier 1 capital, Basel 2.5			40,982	38,370

BIS risk-weighted assets, Basel 2.5			192,505	240,962

Average equity of average assets (%)	4.7	4.0	3.4	3.2	2.7

1  Refer to Note 9 to the consolidated financial statements for more information. 2  For the definitions of key performance indicators, refer to the “Measurement of performance” section of this report. 3  Based on the Basel III framework as applicable for systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information. 4  Net profit/(loss) attributable to UBS Group AG shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS Group AG shareholders less average goodwill and intangible assets. Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date. 5  Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010. 6  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Key figures (continued)

	As of or for the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Other

Invested assets (CHF billion)[1]	2,734	2,390	2,230	2,088	2,075

Personnel (full-time equivalents)	60,155	60,205	62,628	64,820	64,617

Americas	20,951	21,317	21,995	22,924	23,178

of which: USA	19,715	20,037	20,833	21,746	22,031

Asia Pacific	7,385	7,116	7,426	7,690	7,263

Europe, Middle East and Africa	10,254	10,052	10,829	11,019	10,892

of which: United Kingdom	5,425	5,595	6,459	6,674	6,634

of which: Rest of Europe	4,663	4,303	4,202	4,182	4,122

of which: Middle East and Africa	166	153	167	162	137

Switzerland	21,564	21,720	22,378	23,188	23,284

Market capitalization (CHF billion)[2]	63,526	65,007	54,729	42,843	58,803

Total book value per share (CHF)[2]	13.94	12.74	12.26	12.95	11.53

Tangible book value per share (CHF)[2]	12.14	11.07	10.54	10.36	8.94

Registered ordinary shares (number)[3]	3,717,128,324	3,842,002,069	3,835,250,233	3,832,121,899	3,830,840,513

Treasury shares (number)[2]	87,871,737	73,800,252	87,879,601	84,955,551	38,892,031

1  Group invested assets includes invested assets for Retail & Corporate. 2  Refer to the “UBS shares” section of this report for more information. 3  Registered ordinary shares as of 31 December 2014 reflect UBS Group AG shares. Comparative period information relates to UBS AG shares. Refer to the “UBS shares” section of this report for more information.

768

Financial information

Income statement data

	For the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Interest income	13,194	13,137	15,968	17,969	18,872

Interest expense	(6,639)	(7,351)	(9,990)	(11,143)	(12,657)

Net interest income	6,555	5,786	5,978	6,826	6,215

Credit loss (expense)/recovery	(78)	(50)	(118)	(84)	(66)

Net interest income after credit loss (expense)/recovery	6,477	5,736	5,860	6,742	6,149

Net fee and commission income	17,076	16,287	15,396	15,236	17,160

Net trading income	3,842	5,130	3,526	4,343	7,471

Other income	632	580	641	1,467	1,214

Total operating income	28,027	27,732	25,423	27,788	31,994

Total operating expenses	25,567	24,461	27,216	22,482	24,650

Operating profit/(loss) from continuing operations before tax	2,461	3,272	(1,794)	5,307	7,345

Tax expense/(benefit)	(1,180)	(110)	461	901	(409)

Net profit/(loss) from continuing operations	3,640	3,381	(2,255)	4,406	7,754

Net profit/(loss) from discontinued operations	0	0	0	0	2

Net profit/(loss)	3,640	3,381	(2,255)	4,406	7,756

Net profit/(loss) attributable to preferred noteholders	142	204	220

Net profit/(loss) attributable to non-controlling interests	32	5	5	268	304

Net profit/(loss) attributable to UBS Group AG shareholders	3,466	3,172	(2,480)	4,138	7,452

Cost/income ratio (%)[1]	91.0	88.0	106.6	80.7	76.9

Per share data (CHF)

Basic[2]	0.93	0.84	(0.66)	1.10	1.97

Diluted[2]	0.91	0.83	(0.66)	1.08	1.94

Cash dividends declared per share (CHF)[3,4]	0.50	0.25	0.15	0.10

Cash dividends declared per share (USD)[3,4]		0.28	0.16	0.11

Dividend payout ratio (%)	55	30	(23)	9

Rates of return (%)

Return on equity attributable to UBS Group AG shareholders[5]	7.0	6.7	(5.1)	9.1	18.0

Return on average equity	7.0	6.7	(5.0)	9.1	17.9

Return on average assets	0.3	0.3	(0.2)	0.3	0.5

1  Operating expenses/operating income before credit loss expense. 2  Refer to Note 9 to the consolidated financial statements for more information. 3  Dividends and/or distribution of the capital contribution reserve are normally approved and paid in the year subsequent to the reporting period. 4  Refer to the “Proposed distribution of capital contribution reserve” in the UBS Group AG standalone financial statements for more information. 5  Net profit attributable to UBS Group AG shareholders/average equity attributable to UBS Group AG shareholders. The calculation excludes expected deductions for dividends and distribution of the capital contribution reserve.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Assets

Total assets	1,062,478	1,013,355	1,259,797	1,416,962	1,314,813

Cash and balances with central banks	104,073	80,879	66,383	40,638	26,939

Due from banks	13,334	13,874	21,220	23,218	17,133

Cash collateral on securities borrowed	24,063	27,496	37,372	58,763	62,454

Reverse repurchase agreements	68,414	91,563	130,941	213,501	142,790

Trading portfolio assets	138,156	122,848	160,564	181,525	228,815

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449	44,698	39,936	61,352

Positive replacement values	256,978	254,084	418,957	486,584	401,146

Cash collateral receivables on derivative instruments	30,979	26,548	30,413	41,322	38,071

Loans	315,757	286,959	279,901	266,604	262,877

Financial investments available-for-sale	57,159	59,525	66,230	53,174	74,768

Other assets	22,988	20,228	17,244	15,492	24,973

Liabilities

Due to banks	10,492	12,862	23,024	30,201	41,490

Cash collateral on securities lent	9,180	9,491	9,203	8,136	6,651

Repurchase agreements	11,818	13,811	38,557	102,429	74,796

Trading portfolio liabilities	27,958	26,609	34,247	39,480	54,975

Negative replacement values	254,101	248,079	395,260	473,400	393,762

Cash collateral payables on derivative instruments	42,372	44,507	71,148	67,114	58,924

Financial liabilities designated at fair value	75,297	69,901	91,901	88,982	100,756

Due to customers	410,207	390,825	373,459	342,409	332,301

Debt issued	91,207	81,586	104,837	140,617	130,271

Other liabilities	71,112	62,777	66,523	69,633	70,412

Equity attributable to UBS Group AG shareholders	50,608	48,002	45,949	48,530	43,728

Financial information

C – Information on the company

Property, plant and equipment

As of 31 December 2014, UBS operated about 855 business and banking locations worldwide, of which approximately 42% were in Switzerland, 42% in the Americas, 10% in the rest of Europe, Middle East and Africa and 6% in Asia Pacific. Of the business and banking locations in Switzerland, 31% were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

D – Information required by industry guide 3

Selected statistical information

The following tables set forth selected statistical information regarding the Group’s banking operations extracted from the financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2014, 31 December 2013 and 31 December 2012 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Financial information

Average balances and interest rates

The table below sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for the years ended.

	31.12.14			31.12.13			31.12.12
CHF million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)

Assets

Due from banks

Domestic	3,269	8	0.2	3,051	8	0.3	3,566	33	0.9

Foreign	16,692	95	0.6	16,420	82	0.5	24,718	282	1.1

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	7,374	4	0.1	11,479	10	0.1	4,884	4	0.1

Foreign	133,640	463	0.3	162,479	575	0.4	263,958	1,155	0.4

Trading portfolio assets

Domestic	5,105	209	4.1	5,189	177	3.4	6,019	235	3.9

Foreign taxable	118,038	2,988	2.5	119,894	2,736	2.3	156,581	4,247	2.7

Foreign non-taxable	0	0		0	0

Foreign total	118,038	2,988	2.5	119,894	2,736	2.3	156,581	4,247	2.7

Cash collateral receivables on derivative instruments

Domestic	113	1	0.9	155	0	0.0	9	0	0.0

Foreign	27,920	54	0.2	29,244	70	0.2	36,895	143	0.4

Financial assets designated at fair value

Domestic	729	1	0.1	414	0	0.0	454	0	0.0

Foreign	4,982	207	4.2	10,113	364	3.6	8,790	369	4.2

Loans

Domestic	192,993	3,780	2.0	189,969	3,974	2.1	185,969	4,280	2.3

Foreign	109,137	2,520	2.3	100,027	2,420	2.4	88,246	2,150	2.4

Financial investments available-for-sale

Domestic	2,006	8	0.4	1,980	11	0.6	1,572	8	0.5

Foreign taxable	52,642	307	0.6	60,093	310	0.5	61,233	373	0.6

Foreign non-taxable	0	0		0	0

Foreign total	52,642	307	0.6	60,093	310	0.5	61,233	373	0.6

Other interest-earning assets

Domestic	0	0		0	0

Foreign	12,024	477	4.0	8,953	430	4.8	7,143	439	6.1

Total interest-earning assets	686,662	11,123	1.6	719,460	11,168	1.6	850,037	13,718	1.6

Net interest income on swaps		1,613			1,528			1,804

Interest income on off-balance sheet securities and other		458			441			446

Interest income and average interest-earning assets	686,662	13,194	1.9	719,460	13,137	1.8	850,037	15,968	1.9

Non-interest-earning assets

Positive replacement values	232,739			337,781			460,849

Fixed assets	6,383			6,054			5,859

Other	127,799			115,921			130,902

Total average assets	1,053,584			1,179,216			1,447,647

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)

	31.12.14			31.12.13			31.12.12
CHF million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)

Liabilities and equity

Due to banks
Domestic	8,932	16	0.2	13,859	37	0.3	25,843	61	0.2
Foreign	3,691	14	0.4	4,073	24	0.6	7,709	65	0.8
Cash collateral on securities lent and repurchase agreements
Domestic	5,328	1	0.0	5,344	2	0.0	6,289	7	0.1
Foreign	58,639	338	0.6	65,088	344	0.5	148,734	768	0.5
Trading portfolio liabilities
Domestic	638	14	2.2	628	12	1.9	886	18	2.0
Foreign	28,733	1,789	6.2	29,874	1,834	6.1	47,002	2,424	5.2
Cash collateral payables on derivative instruments
Domestic	612	0	0.0	540	0	0.0	1,131	0	0.0
Foreign	42,595	45	0.1	58,693	65	0.1	67,955	134	0.2
Financial liabilities designated at fair value
Domestic	1,747	13	0.7	1,207	9	0.7	1,335	11	0.8
Foreign	68,928	906	1.3	79,182	1,188	1.5	90,007	1,733	1.9
Due to customers
Domestic demand deposits	130,593	43	0.0	126,953	60	0.0	111,975	95	0.1
Domestic savings deposits	97,825	172	0.2	95,937	246	0.3	90,312	356	0.4
Domestic time deposits	7,593	12	0.2	4,379	15	0.3	4,821	30	0.6
Domestic total	236,012	227	0.1	227,268	321	0.1	207,108	481	0.2
Foreign[1]	159,170	340	0.2	155,312	373	0.2	153,379	594	0.4
Short-term debt
Domestic	1,270	2	0.2	1,703	3	0.2	1,776	9	0.5
Foreign	26,734	101	0.4	33,363	170	0.5	48,525	365	0.8
Long-term debt
Domestic	14,937	447	3.0	11,823	281	2.4	11,188	264	2.4
Foreign	43,264	1,833	4.2	50,053	2,131	4.3	62,053	2,525	4.1
Other interest-bearing liabilities
Domestic	0	0		0	0
Foreign	35,503	58	0.2	35,706	67	0.2	36,823	98	0.3

Total interest-bearing liabilities	736,733	6,145	0.8	773,717	6,863	0.9	917,743	9,557	1.0
Interest expense on off-balance sheet securities		495			489			433

Interest expense and average interest-bearing liabilities	736,733	6,640		773,717	7,351		917,743	9,990
Non-interest-bearing liabilities
Negative replacement values	229,286			321,681			443,881
Other	35,474			34,188			33,722

Total liabilities	1,001,493			1,129,586			1,395,346
Total equity	52,091			49,630			52,301

Total average liabilities and equity	1,053,584			1,179,216			1,447,647

Net interest income		6,555			5,786			5,978
Net yield on interest-earning assets			1.0			0.8			0.7

1  Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 69% for 2014 (71% for 2013 and 76% for 2012). The percentage of total average interest-bearing liabilities attributable to foreign activities was 63% for 2014 (66% for 2013 and 72% for 2012). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Financial information

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2014 compared with the year ended 31 December 2013, and for the year ended 31 December 2013 compared with the year ended 31 December 2012.

Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2014 compared with 2013			2013 compared with 2012
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest income from interest-earning assets

Due from banks
Domestic	1	(1)	0	(5)	(20)	(25)
Foreign	1	11	12	(91)	(109)	(200)
Cash collateral on securities borrowed and reverse repurchase agreements
Domestic	(4)	(2)	(6)	7	(1)	6
Foreign	(115)	4	(111)	(406)	(174)	(580)
Trading portfolio assets
Domestic	(3)	35	32	(32)	(26)	(58)
Foreign taxable	(43)	295	252	(991)	(520)	(1,511)
Foreign non-taxable	0	0	0	0	0	0
Foreign total	(43)	295	252	(991)	(520)	(1,511)
Cash collateral receivables on derivative instruments
Domestic	0	1	0	0	0	0
Foreign	(3)	(12)	(15)	(31)	(42)	(73)
Financial assets designated at fair value
Domestic	0	1	1	0	0	0
Foreign	(185)	28	(157)	56	(61)	(5)
Loans
Domestic	63	(258)	(195)	92	(398)	(306)
Foreign	219	(120)	99	283	(13)	270
Financial investments available-for-sale
Domestic	0	(3)	(3)	2	1	3
Foreign taxable	(37)	34	(3)	(7)	(56)	(63)
Foreign non-taxable	0	0	0	0	0	0
Foreign total	(37)	34	(3)	(7)	(56)	(63)
Other interest-bearing assets
Domestic	0	0	0	0	0	0
Foreign	147	(99)	48	110	(119)	(9)

Interest income
Domestic	57	(227)	(170)	64	(443)	(379)
Foreign	(16)	140	124	(1,077)	(1,094)	(2,171)

Total interest income from interest-earning assets	41	(87)	(46)	(1,013)	(1,537)	(2,550)
Net interest on swaps			86			(276)
Interest income on off-balance sheet securities and other			17			(5)

Total interest income			57			(2,831)

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense (continued)

	2014 compared with 2013			2013 compared with 2012
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest expense on interest-bearing liabilities

Due to banks
Domestic	(15)	(6)	(21)	(24)	0	(24)
Foreign	(2)	(7)	(9)	(29)	(12)	(41)
Cash collateral on securities lent and repurchase agreements
Domestic	0	0	0	(1)	(4)	(5)
Foreign	(32)	26	(6)	(418)	(6)	(424)
Trading portfolio liabilities
Domestic	0	2	2	(5)	(1)	(6)
Foreign	(70)	25	(45)	(891)	301	(590)
Cash collateral payables on derivative instruments
Domestic	0	0	0	0	0	0
Foreign	(16)	(4)	(20)	(19)	(50)	(69)
Financial liabilities designated at fair value
Domestic	4	0	4	(1)	(1)	(2)
Foreign	(154)	(128)	(282)	(206)	(339)	(545)
Due to customers
Domestic demand deposits	0	(18)	(18)	15	(50)	(35)
Domestic savings deposits	6	(80)	(74)	22	(132)	(110)
Domestic time deposits	10	(13)	(3)	(3)	(12)	(15)
Domestic total	16	(111)	(95)	34	(194)	(160)
Foreign	8	(41)	(33)	8	(229)	(221)
Short-term debt
Domestic	(1)	(1)	(2)	0	(6)	(6)
Foreign	(33)	(36)	(69)	(121)	(74)	(195)
Long-term debt
Domestic	75	91	166	15	2	17
Foreign	(292)	(6)	(298)	(492)	98	(394)
Other interest-bearing liabilities
Domestic	0	0	0	0	0	0
Foreign	0	(9)	(9)	(3)	(28)	(31)

Interest expense
Domestic	79	(25)	54	18	(203)	(185)
Foreign	(591)	(181)	(772)	(2,171)	(339)	(2,510)

Total interest-bearing liabilities	(512)	(206)	(718)	(2,153)	(541)	(2,694)
Interest expense on off-balance sheet securities			6			56

Total interest expense			(712)			(2,639)

Financial information

Deposits

The table below analyzes average deposits and average rates on each deposit category listed below for the years ended 31 December 2014, 2013 and 2012. The geographic allocation is based on the location of the office or branch where the deposit is made.

Deposits by foreign depositors in domestic offices were CHF 76,362 million, CHF 76,246 million and CHF 74,252 million as of 31 December 2014, 2013 and 2012, respectively.

	31.12.14		31.12.13		31.12.12
CHF million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks

Domestic offices

Demand deposits	5,149	(0.1)	8,513	(0.1)	1,270	0.0

Time deposits	3,783	0.6	5,346	0.8	2,296	0.7

Total domestic offices	8,932	0.2	13,859	0.3	3,566	0.5

Foreign offices

Interest-bearing deposits[1]	3,691	0.4	3,763	0.6	24,718	0.8

Total due to banks[2]	12,624	0.2	17,622	0.3	28,284	0.8

Customer accounts

Domestic offices

Demand deposits	130,593	0.0	126,953	0.0	111,975	0.1

Savings deposits	97,825	0.2	95,937	0.3	90,312	0.4

Time deposits	7,593	0.2	4,379	0.3	4,821	0.6

Total domestic offices	236,012	0.1	227,268	0.1	207,108	0.2

Foreign offices

Demand deposits	49,098	0.0	43,954	0.0	38,707	0.1

Time and savings deposits[1]	110,072	0.3	111,358	0.3	114,672	0.5

Total foreign offices	159,170	0.2	155,312	0.2	153,379	0.4

Total due to customers	395,182	0.1	382,580	0.2	360,487	0.3

1  Mainly time deposits.  2 Due to banks is considered to represent short-term borrowings to the extent that the total Due to banks exceeds total Due from banks, without differentiating between domestic and foreign offices. The remainder of total Due to banks is considered to represent deposits for the purpose of this disclosure.

As of 31 December 2014, the maturity of time deposits was as follows:

CHF million	Domestic	Foreign
Within 3 months	13,100	53,251

3 to 6 months	876	2,250

6 to 12 months	378	1,150

1 to 5 years	41	581

Over 5 years	4	152

Total time deposits	14,400	57,383

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Short-term borrowings

The table below presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2014, 2013 and 2012.

	Short-term debt			Due to banks[1]			Repurchase agreements[2]
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.14	31.12.13	31.12.12	31.12.14	31.12.13	31.12.12
Period-end balance	27,363	27,633	32,493	0.0	0.0	1,782	54,625	41,160	73,358

Average balance	28,004	35,067	50,301	0.0	309	5,267	52,865	61,251	145,831

Maximum month-end balance	33,674	44,789	72,432	0.0	1,370	13,555	65,033	76,014	183,207

Average interest rate during the period (%)	0.4	0.5	0.7	0.0	0.3	0.4	0.2	0.2	0.3

Average interest rate at period-end (%)	0.2	0.4	0.7	0.0	0.0	0.2	0.2	0.2	0.2

1 Presented net of Due from banks to reflect short-term borrowings. The difference between the gross Due to banks amount and the amount disclosed here is presented as deposits from banks on the preceding page.  2  Repurchase agreements are presented on a gross basis, and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.

Contractual maturities of investments in debt instruments available-for-sale1,2

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2014

Swiss national government and agencies	41	0.48			1	4.00			43

US Treasury and agencies	4,873	0.23	8,317	1.02					13,189

Foreign governments and official institutions	14,072	0.31	13,758	0.74	243	1.25			28,072

Corporate debt securities	2,089	0.45	8,489	0.84	280	1.33			10,858

Mortgage-backed securities			0	4.82	0	4.42	4,029	1.34	4,029

Total fair value[3]	21,075		30,563		525		4,029		56,192

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2013

Swiss national government and agencies			43	0.46	1	3.55			44

US Treasury and agencies	849	0.17	13,010	0.36	3	3.30			13,861

Foreign governments and official institutions	25,483	0.27	7,277	0.55	63	0.98	19	12.16	32,842

Corporate debt securities	743	0.52	6,873	0.80	178	0.85	1	6.60	7,795

Mortgage-backed securities					0	4.71	4,017	2.09	4,017

Total fair value[3]	27,075		27,202		245		4,037		58,559

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2012

Swiss national government and agencies	110	0.13	45	0.44			1	4.00	156

US Treasury and agencies	11,152	0.20	12,397	0.25	877	1.34			24,426

Foreign governments and official institutions	23,189	0.27	3,869	0.74	2	3.11	18	8.15	27,078

Corporate debt securities	2,030	0.69	4,154	0.93	113	4.76	3	8.83	6,300

Mortgage-backed securities					0	4.62	7,313	1.51	7,313

Total fair value[3]	36,482		20,464		993		7,335		65,273

1  Debt instruments without fixed maturities are not disclosed in this table.  2  Average yields are calculated on an amortized cost basis. 3  Includes investments in debt instruments as of 31 December 2014 issued by US government and government agencies of CHF 17,219 million (31 December 2013: CHF 17,876 million, 31 December 2012: CHF 31,740 million), the German government of CHF 10,145 million (31 December 2013: CHF 6,733 million, 31 December 2012: CHF 6,669 million), the French government of CHF 5,351 million (31 December 2013: CHF 5,601 million, 31 December 2012: CHF 3,593 million) and the UK government of CHF 2,348 million (31 December 2013: CHF 8,089 million, 31 December 2012: CHF 5,042 million).

Financial information

EDTF | Due from banks and loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors. CHF 185.9 billion (56.4% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to CHF 77.5 billion (23.5% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of 31 December 2014 was CHF 22.3 billion (6.8% of the total) to Services. For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

The table below illustrates the diversification of the loan portfolio among industry sectors as of 31 December 2014, 2013, 2012, 2011 and 2010. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank. Loans designated at fair value and loans held in the trading portfolio are excluded from the tables below.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Domestic

Banks	1,157	736	532	566	1,130

Construction	1,418	1,429	1,360	1,292	1,356

Financial institutions	6,466	4,643	4,265	4,257	3,735

Hotels and restaurants	1,696	1,817	1,745	1,831	1,803

Manufacturing	2,319	2,512	2,976	3,252	3,192

Private households	125,461	124,569	123,167	120,671	119,796

Public authorities	2,098	2,415	2,708	2,992	4,908

Real estate and rentals	14,549	14,511	13,682	13,169	12,252

Retail and wholesale	4,169	3,784	4,345	4,433	4,101

Services	4,794	5,330	5,862	5,770	5,718

Other[1]	3,587	3,680	3,538	3,131	3,117

Total domestic	167,713	165,426	164,180	161,364	161,108
Foreign

Banks	12,190	13,201	20,711	22,669	16,028

Chemicals	75	178	254	392	351

Construction	645	1,132	1,731	750	952

Electricity, gas and water supply	1,100	1,337	1,205	746	525

Financial institutions	57,645	43,125	40,650	38,802	41,307

Manufacturing	1,961	1,850	1,828	1,955	2,010

Mining	1,345	1,175	1,279	1,979	2,463

Private households	60,466	49,920	46,458	41,045	31,361

Public authorities	1,413	1,322	4,319	5,459	9,858

Real estate and rentals	2,517	2,995	2,721	2,158	1,420

Retail and wholesale	1,924	1,791	2,063	2,044	1,711

Services	17,470	14,733	10,735	8,529	9,534

Transport, storage and communication	3,017	2,809	3,021	2,068	1,652

Other[2]	318	606	693	703	841

Total foreign	162,086	136,174	137,669	129,300	120,014

Total gross	329,800	301,601	301,849	290,664	281,121

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  2  Includes food and beverages, hotels and restaurants.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

EDTF | Due from banks and loans (gross) (continued)

The table below analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage as of 31 December 2014, 2013, 2012, 2011 and 2010. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Mortgages

Domestic	146,637	144,852	142,143	138,204	136,687

Foreign	18,112	15,235	12,311	8,818	6,174

Total gross mortgages	164,748	160,086	154,454	147,022	142,861

Mortgages

Residential	142,380	137,370	132,033	125,775	122,499

Commercial	22,368	22,716	22,421	21,247	20,362

Total gross mortgages	164,748	160,086	154,454	147,022	142,861

Due from banks and loan maturities (gross)
CHF million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic

Banks	1,157	0	0	1,157

Mortgages	67,360	44,997	34,280	146,637

Other loans	16,035	2,813	1,072	19,920

Total domestic	84,552	47,810	35,352	167,713

Foreign

Banks	11,972	190	28	12,190

Mortgages	5,477	4,198	8,437	18,112

Other loans	108,941	18,430	4,412	131,784

Total foreign	126,390	22,818	12,878	162,086

Total gross	210,942	70,627	48,230	329,800

As of 31 December 2014, the total amounts of Due from banks and Loans granted at fixed- and floating-rates were:

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total
Fixed-rate loans	107,813	58,241	38,823	204,876

Adjustable or floating-rate loans	103,129	12,387	9,407	124,923

Total	210,942	70,627	48,230	329,800

Financial information

EDTF | Impaired and non-performing loans

A loan (included in Due from banks or Loans) is classified as non-performing: (i) when the payment of interest, principal or fees is overdue by more than 90 days, (ii) when insolvency proceedings have commenced or (iii) when obligations have been restructured on preferential terms. For IFRS reporting purposes, the definition of impaired loans is more comprehensive, covering both non-performing loans and other situations where objective evidence indicates that UBS may be unable to collect all amounts due. Refer to

“Impaired loans” in the “Risk management and control” section of this report for comprehensive information on UBS’s impaired loans, of which non-performing loans are a component. Also, refer to Note 1 to the consolidated financial statements for more information on the various risk factors that are considered to be indicative of impairment.

The table below provides an analysis of the Group’s non-performing loans.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10

Non-performing loans:

Domestic	1,293	1,113	1,121	1,199	1,164

Foreign	309	469	395	329	563

Total non-performing loans	1,602	1,582	1,516	1,529	1,727

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10

Gross interest income that would have been recorded on non-performing loans:

Domestic	9	6	8	10	11

Foreign	6	4	3	9	35

Interest income included in Net profit for non-performing loans:

Domestic	22	23	28	29	35

Foreign	7	7	6	6	19

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2014, 2013, 2012, 2011 or 2010.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Cross-border outstandings

Cross-border outstandings consist of balances with central banks and other financial institutions, loans, reverse repurchase agreements and cash collateral on securities borrowed with counter-parties domiciled outside Switzerland. Guarantees and commitments are provided separately in the table below.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets as of 31 December 2014, 2013 and 2012. As of 31 December 2014, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis by the risk control organization, based on an internal framework. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information on the country framework within risk control, refer to Country risk in the “Risk management and control” section of this report.

	31.12.14
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
USA	9,287	84,629	59,103	153,019	14.4	34,967

United Kingdom	6,288	47,003	13,928	67,220	6.3	7,660

Japan	1,780	16,906	5,422	24,107	2.3	1,771

France	3,952	6,006	67	10,025	0.9	5,037

	31.12.13
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
USA	21,993	76,047	51,287	149,327	14.7	38,778

United Kingdom	10,638	39,528	8,583	58,749	5.8	8,494

Japan	1,019	17,009	4,765	22,794	2.2	289

France	4,739	7,478	56	12,273	1.2	6,997

Germany	3,914	2,664	1,900	8,478	0.8	2,062

	31.12.12
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
USA	45,371	93,401	35,125	173,897	13.8	43,904

United Kingdom	13,366	36,960	4,287	54,613	4.3	12,106

Japan	2,014	21,943	4,707	28,663	2.3	2,208

France	4,885	5,955	409	11,250	0.9	9,161

1  Includes forward starting transactions (reverse repurchase agreements and securities borrowing agreements).

Financial information

EDTF | Summary of movements in allowances and provisions for credit losses

The table below provides an analysis of movements in allowances and provisions for credit losses.

UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underlying assets and/or in the case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Balance at beginning of year	750	794	938	1,287	2,820

Domestic

Write-offs

Construction	(1)	(2)	(1)	(8)	(8)

Financial institutions	0	(6)	0	(17)	(47)

Hotels and restaurants	0	0	(1)	0	(1)

Manufacturing	(3)	(4)	(20)	(31)	(28)

Private households	(39)	(38)	(45)	(59)	(66)

Real estate and rentals	(1)	0	(2)	(3)	(2)

Retail and wholesale	(28)	(11)	(21)	(37)	(117)

Services	(15)	(4)	(6)	(21)	(49)

Other[1]	(3)	(1)	(17)	(6)	(16)

Total gross domestic write-offs	(90)	(67)	(112)	(183)	(332)

Foreign

Write-offs

Banks	(15)	(1)	0	(8)	(2)

Chemicals	0	0	0	0	(846)

Construction	(1)	(6)	0	0	0

Financial institutions	(12)	(44)	(106)	(39)	(267)

Manufacturing	(7)	0	0	0	(22)

Electricity, gas and water supply	(1)	0	0	0	0

Private households	(6)	(6)	(15)	(72)	(21)

Public authorities	0	(1)	(54)	(175)	(1)

Real estate and rentals	(2)	(1)	0	(7)	(1)

Retail and wholesale	(2)	(1)	0	0	(1)

Services	(14)	0	(19)	(1)	(9)

Transport, storage and communication	(1)	0	(5)	0	(3)

Other[2]	0	0	(2)	0	0

Total gross foreign write-offs	(63)	(61)	(201)	(303)	(1,173)

Total usage of provisions	(1)	0	0	(14)	0

Total write-offs/usage of provisions	(154)	(128)	(313)	(501)	(1,505)

Recoveries

Domestic	29	35	43	50	38

Foreign	0	10	21	1	41

Total recoveries	29	45	63	51	79

Total net write-offs/usage of provisions	(124)	(83)	(250)	(450)	(1,427)

Increase/(decrease) in specific allowances and provisions recognized in the income statement	89	144	133	0	67

Increase/(decrease) in collective loan loss allowances recognized in the income statement	(11)	(93)	(15)	84	(2)

Foreign currency translation	21	(9)	(8)	(1)	(175)

Other	11	(3)	(3)	18	1

Balance at end of year[3]	735	750	794	938	1,287

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Includes food and beverages, hotels and restaurants. 3  Includes allowances for cash collateral on securities borrowed.

Financial information

UBS Group AG consolidated supplemental disclosures required under SEC regulations

EDTF | Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location as of 31 December 2014, 2013, 2012, 2011 and 2010. For a description of procedures with respect to allowances and provisions for credit losses, refer to the “Risk management and control” section of this report.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	30.12.10
Domestic

Banks	2	3	3	1	1

Construction	14	16	16	15	23

Financial services	18	16	21	19	28

Hotels and restaurants	16	12	9	6	5

Manufacturing	72	57	44	65	93

Private households	52	54	60	77	91

Public authorities	0	0	0	0	0

Real estate and rentals	18	9	10	14	19

Retail and wholesale	123	152	123	131	165

Services	25	23	24	24	45

Other[1]	34	24	16	28	27

Total domestic specific allowances	374	365	326	379	497
Foreign

Banks[2]	10	13	19	16	23

Chemicals	0	0	1	8	8

Construction	1	17	20	6	2

Electricity, gas and water supply	0	1	1	1	0

Financial services	35	37	37	96	190

Manufacturing	9	18	23	23	15

Mining	11	2	0	0	0

Private households	65	66	45	60	139

Public authorities	14	16	39	33	171

Real estate and rentals	1	2	4	10	15

Retail and wholesale	112	77	39	15	8

Services	29	35	35	28	12

Transport, storage and communication	43	19	27	39	29

Total foreign specific allowances	330	303	290	335	613

Collective loan loss allowances	8	20	114	131	47

Provisions for loan commitments and guarantees	23	61	64	93	130

Total allowances and provisions for credit losses[3]	735	750	794	938	1,287

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  2 Counterparty allowances only.  3 Includes allowances for cash collateral on securities borrowed.

Financial information

Due from banks and loans by industry sector (gross)

The table below presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

In %	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Domestic

Banks	0.4	0.2	0.2	0.2	0.4

Construction	0.4	0.5	0.5	0.4	0.5

Financial services	2.0	1.5	1.4	1.5	1.3

Hotels and restaurants	0.5	0.6	0.6	0.6	0.6

Manufacturing	0.7	0.8	1.0	1.1	1.1

Private households	38.0	41.3	40.8	41.5	42.6

Public authorities	0.6	0.8	0.9	1.0	1.7

Real estate and rentals	4.4	4.8	4.5	4.5	4.4

Retail and wholesale	1.3	1.3	1.4	1.5	1.5

Services	1.5	1.8	1.9	2.0	2.0

Other[1]	1.1	1.2	1.2	1.1	1.1

Total domestic	50.9	54.8	54.4	55.5	57.3

Foreign

Banks	3.7	4.4	6.9	7.8	5.7

Chemicals	0.0	0.1	0.1	0.1	0.1

Construction	0.2	0.4	0.6	0.3	0.3

Electricity, gas and water supply	0.3	0.4	0.4	0.3	0.2

Financial services	17.5	14.3	13.5	13.3	14.7

Manufacturing	0.6	0.6	0.6	0.7	0.7

Mining	0.4	0.4	0.4	0.7	0.9

Private households	18.3	16.6	15.4	14.1	11.2

Public authorities	0.4	0.4	1.4	1.9	3.5

Real estate and rentals	0.8	1.0	0.9	0.7	0.5

Retail and wholesale	0.6	0.6	0.7	0.7	0.6

Services	5.3	4.9	3.6	2.9	3.4

Transport, storage and communication	0.9	0.9	1.0	0.7	0.6

Other[2]	0.1	0.2	0.2	0.2	0.3

Total foreign	49.1	45.2	45.6	44.5	42.7

Total gross	100.0	100.0	100.0	100.0	100.0

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Includes food and beverages, hotels and restaurants.

Financial information

UBS AG consolidated supplemental disclosures

required under SEC regulations

A – Introduction

The following pages contain supplemental UBS AG disclosures which are required under SEC regulations. UBS AG’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are denominated in Swiss francs (CHF), the reporting currency of UBS AG.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

B – Selected financial data

The tables below provide information concerning the noon purchase rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon purchase rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 27 February 2015, the noon purchase rate was 1.0512 USD per 1 CHF.

Year ended 31 December	High	Low	Average rate[1] (USD per 1 CHF)	At period end
2010	1.0673	0.8610	0.9670	1.0673

2011	1.3706	1.0251	1.1398	1.0668

2012	1.1174	1.0043	1.0724	1.0923

2013	1.1292	1.0190	1.0826	1.1231

2014	1.1478	1.0066	1.0893	1.0066

Month	High	Low
September 2014	1.0886	1.0467

October 2014	1.0610	1.0341

November 2014	1.0447	1.0307

December 2014	1.0412	1.0066

January 2015	1.1781	0.9809

February 2015	1.0837	1.0482

1  The average of the noon purchase rates on the last business day of each full month during the relevant period.

788

Financial information

Key figures

	As of or for the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Group results

Operating income	28,026	27,732	25,423	27,788	31,994

Operating expenses	25,557	24,461	27,216	22,482	24,650

Operating profit/(loss) from continuing operations before tax	2,469	3,272	(1,794)	5,307	7,345

Net profit/(loss) attributable to UBS AG shareholders	3,502	3,172	(2,480)	4,138	7,452

Diluted earnings per share (CHF)[1]	0.91	0.83	(0.66)	1.08	1.94

Key performance indicators[2]

Profitability

Return on equity (RoE) (%)	7.0	6.7	(5.1)	9.1	18.0

Return on assets, gross (%)	2.8	2.5	1.9	2.1	2.3

Cost/income ratio (%)	90.9	88.0	106.6	80.7	76.9

Growth

Net profit growth (%)	10.4			(44.5)

Net new money growth for combined wealth management businesses (%)	2.5	3.4	3.2	2.4	(1.2)

Resources

Common equity tier 1 capital ratio (%, fully applied)[3]	14.2	12.8	9.8

BIS tier 1 capital ratio, Basel 2.5 (%)			21.3	15.9

BIS total capital ratio, Basel 2.5 (%)			25.2	17.2

Swiss SRB leverage ratio (phase-in, %)	5.4	4.7	3.6

Additional information

Profitability

Return on tangible equity (%)[4]	8.2	8.0	1.6	11.9	24.7

Return on risk-weighted assets, gross (%)[5]	12.4	11.4	12.0	13.7	15.5

Resources

Total assets	1,062,327	1,013,355	1,259,797	1,416,962	1,314,813

Equity attributable to UBS AG shareholders	52,108	48,002	45,949	48,530	43,728

Common equity tier 1 capital (fully applied)[3]	30,805	28,908	25,182

Common equity tier 1 capital (phase-in)[3]	44,090	42,179	40,032

Risk-weighted assets (fully applied)[3]	217,158	225,153	258,113

Risk-weighted assets (phase-in)[3]	221,150	228,557	261,800

Common equity tier 1 capital ratio (%, phase-in)[3]	19.9	18.5	15.3

Total capital ratio (%) (fully applied)[3]	19.0	15.4	11.4

Total capital ratio (%) (phase-in)[3]	25.6	22.2	18.9

Swiss SRB leverage ratio (fully applied, %)	4.1	3.4	2.4

Swiss SRB leverage ratio denominator (fully applied)[6]	999,124	1,015,306	1,206,214

Swiss SRB leverage ratio denominator (phase-in)[6]	1,006,001	1,022,924	1,216,561

BIS tier 1 capital, Basel 2.5			40,982	38,370

BIS risk-weighted assets, Basel 2.5			192,505	240,962

Average equity of average assets (%)	4.8	4.0	3.4	3.2	2.7

1  Refer to Note 9 to the consolidated financial statements for more information. 2  For the definitions of key performance indicators, refer to the “Measurement of performance” section of this report. 3  Based on the Basel III framework as applicable for systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information. 4  Net profit/(loss) attributable to UBS AG shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS AG shareholders less average goodwill and intangible assets. 5  Based on Basel III risk-weighted assets (phase-in) for 2014 and 2013. Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011 and 2010. 6  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Key figures (continued)

	As of or for the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Other

Invested assets (CHF billion)[1]	2,734	2,390	2,230	2,088	2,075

Personnel (full-time equivalents)	60,155	60,205	62,628	64,820	64,617

Americas	20,951	21,317	21,995	22,924	23,178

of which: USA	19,715	20,037	20,833	21,746	22,031

Asia Pacific	7,385	7,116	7,426	7,690	7,263

Europe, Middle East and Africa	10,254	10,052	10,829	11,019	10,892

of which: United Kingdom	5,425	5,595	6,459	6,674	6,634

of which: Rest of Europe	4,663	4,303	4,202	4,182	4,122

of which: Middle East and Africa	166	153	167	162	137

Switzerland	21,564	21,720	22,378	23,188	23,284

Market capitalization (CHF billion)[2]	63,243	65,007	54,729	42,843	58,803

Total book value per share (CHF)[2]	13.56	12.74	12.26	12.95	11.53

Tangible book value per share (CHF)[2]	11.80	11.07	10.54	10.36	8.94

Registered ordinary shares (number)[2]	3,844,560,913	3,842,002,069	3,835,250,233	3,832,121,899	3,830,840,513

Treasury shares (number)[2]	2,115,255	73,800,252	87,879,601	84,955,551	38,892,031

1  Group invested assets includes invested assets for Retail & Corporate. 2  Refer to the “UBS shares” section of this report for more information.

790

Financial information

Income statement data

	For the year ended
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Interest income	13,194	13,137	15,968	17,969	18,872

Interest expense	(6,639)	(7,351)	(9,990)	(11,143)	(12,657)

Net interest income	6,555	5,786	5,978	6,826	6,215

Credit loss (expense)/recovery	(78)	(50)	(118)	(84)	(66)

Net interest income after credit loss (expense)/recovery	6,477	5,736	5,860	6,742	6,149

Net fee and commission income	17,076	16,287	15,396	15,236	17,160

Net trading income	3,841	5,130	3,526	4,343	7,471

Other income	632	580	641	1,467	1,214

Total operating income	28,026	27,732	25,423	27,788	31,994

Total operating expenses	25,557	24,461	27,216	22,482	24,650

Operating profit/(loss) from continuing operations before tax	2,469	3,272	(1,794)	5,307	7,345

Tax expense/(benefit)	(1,180)	(110)	461	901	(409)

Net profit/(loss) from continuing operations	3,649	3,381	(2,255)	4,406	7,754

Net profit/(loss) from discontinued operations	0	0	0	0	2

Net profit/(loss)	3,649	3,381	(2,255)	4,406	7,756

Net profit/(loss) attributable to preferred noteholders	142	204	220

Net profit/(loss) attributable to non-controlling interests	5	5	5	268	304

Net profit/(loss) attributable to UBS AG shareholders	3,502	3,172	(2,480)	4,138	7,452

Cost/income ratio (%)[1]	90.9	88.0	106.6	80.7	76.9

Per share data (CHF)

Basic[2]	0.93	0.84	(0.66)	1.10	1.97

Diluted[2]	0.91	0.83	(0.66)	1.08	1.94

Cash dividends declared per share (CHF)[3,4]	0.50	0.25	0.15	0.10

Cash dividends declared per share (USD)[3,4]		0.28	0.16	0.11

Dividend payout ratio (%)	55	30	(23)	9

Rates of return (%)

Return on equity attributable to UBS AG shareholders[5]	7.0	6.7	(5.1)	9.1	18.0

Return on average equity	7.0	6.7	(5.0)	9.1	17.9

Return on average assets	0.3	0.3	(0.2)	0.3	0.5

1  Operating expenses/operating income before credit loss expense. 2  Refer to Note 9 to the consolidated financial statements for more information. 3  Dividends and/or distribution of the capital contribution reserve are normally approved and paid in the year subsequent to the reporting period. 4  Refer to the “Proposed distribution of capital contribution reserve” in the UBS AG standalone financial statements for more information. 5  Net profit attributable to UBS AG shareholders/average equity attributable to UBS AG shareholders. The calculation excludes expected deductions for dividends and distribution of the capital contribution reserve.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Assets

Total assets	1,062,327	1,013,355	1,259,797	1,416,962	1,314,813

Cash and balances with central banks	104,073	80,879	66,383	40,638	26,939

Due from banks	13,334	13,874	21,220	23,218	17,133

Cash collateral on securities borrowed	24,063	27,496	37,372	58,763	62,454

Reverse repurchase agreements	68,414	91,563	130,941	213,501	142,790

Trading portfolio assets	138,156	122,848	160,564	181,525	228,815

of which: assets pledged as collateral which may be sold or repledged by counterparties	56,018	42,449	44,698	39,936	61,352

Positive replacement values	256,978	254,084	418,957	486,584	401,146

Cash collateral receivables on derivative instruments	30,979	26,548	30,413	41,322	38,071

Loans	315,984	286,959	279,901	266,604	262,877

Financial investments available-for-sale	57,159	59,525	66,230	53,174	74,768

Other assets	23,069	20,228	17,244	15,492	24,973

Liabilities

Due to banks	10,492	12,862	23,024	30,201	41,490

Cash collateral on securities lent	9,180	9,491	9,203	8,136	6,651

Repurchase agreements	11,818	13,811	38,557	102,429	74,796

Trading portfolio liabilities	27,958	26,609	34,247	39,480	54,975

Negative replacement values	254,101	248,079	395,260	473,400	393,762

Cash collateral payables on derivative instruments	42,372	44,507	71,148	67,114	58,924

Financial liabilities designated at fair value	75,297	69,901	91,901	88,982	100,756

Due to customers	410,979	390,825	373,459	342,409	332,301

Debt issued	91,207	81,586	104,837	140,617	130,271

Other liabilities	70,392	62,777	66,523	69,633	70,412

Equity attributable to UBS AG shareholders	52,108	48,002	45,949	48,530	43,728

Ratio of earnings to fixed charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

	For the year ended
	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
	1.33	1.41	0.83	1.42	1.52

Financial information

C – Information on the company

Property, plant and equipment

As of 31 December 2014, UBS AG operated about 855 business and banking locations worldwide, of which approximately 42% were in Switzerland, 42% in the Americas, 10% in the rest of Europe, Middle East and Africa and 6% in Asia Pacific. Of the business and banking locations in Switzerland, 31% were owned directly by UBS AG, with the remainder, along with most of UBS AG’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

D – Information required by industry guide 3

Selected statistical information

The following tables set forth selected statistical information regarding the UBS AG’s banking operations extracted from the financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2014, 31 December 2013 and 31 December 2012 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Financial information

Average balances and interest rates

The table below sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for the years ended.

	31.12.14			31.12.13			31.12.12
CHF million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)

Assets

Due from banks

Domestic	3,269	8	0.2	3,051	8	0.3	3,566	33	0.9

Foreign	16,692	95	0.6	16,420	82	0.5	24,718	282	1.1

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	7,374	4	0.1	11,479	10	0.1	4,884	4	0.1

Foreign	133,640	463	0.3	162,479	575	0.4	263,958	1,155	0.4

Trading portfolio assets

Domestic	5,105	209	4.1	5,189	177	3.4	6,019	235	3.9

Foreign taxable	118,038	2,988	2.5	119,894	2,736	2.3	156,581	4,247	2.7

Foreign non-taxable	0	0		0	0

Foreign total	118,038	2,988	2.5	119,894	2,736	2.3	156,581	4,247	2.7

Cash collateral receivables on derivative instruments

Domestic	113	1	0.9	155	0	0.0	9	0	0.0

Foreign	27,920	54	0.2	29,244	70	0.2	36,895	143	0.4

Financial assets designated at fair value

Domestic	672	1	0.1	414	0	0.0	454	0	0.0

Foreign	4,969	207	4.2	10,113	364	3.6	8,790	369	4.2

Loans

Domestic	193,026	3,780	2.0	189,969	3,974	2.1	185,969	4,280	2.3

Foreign	109,137	2,520	2.3	100,027	2,420	2.4	88,246	2,150	2.4

Financial investments available-for-sale

Domestic	2,006	8	0.4	1,980	11	0.6	1,572	8	0.5

Foreign taxable	52,642	307	0.6	60,093	310	0.5	61,233	373	0.6

Foreign non-taxable	0	0		0	0

Foreign total	52,642	307	0.6	60,093	310	0.5	61,233	373	0.6

Other interest-earning assets

Domestic	0	0		0	0

Foreign	12,024	477	4.0	8,953	430	4.8	7,143	439	6.1

Total interest-earning assets	686,626	11,123	1.6	719,460	11,168	1.6	850,037	13,718	1.6

Net interest income on swaps		1,613			1,528			1,804

Interest income on off-balance sheet securities and other		458			441			446

Interest income and average interest-earning assets	686,626	13,194	1.9	719,460	13,137	1.8	850,037	15,968	1.9

Non-interest-earning assets

Positive replacement values	232,739			337,781			460,849

Fixed assets	6,383			6,054			5,859

Other	127,812			115,921			130,902

Total average assets	1,053,561			1,179,216			1,447,647

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)

	31.12.14			31.12.13			31.12.12
CHF million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)

Liabilities and equity

Due to banks

Domestic	8,932	16	0.2	13,859	37	0.3	25,843	61	0.2

Foreign	3,691	14	0.4	4,073	24	0.6	7,709	65	0.8

Cash collateral on securities lent and repurchase agreements

Domestic	5,328	1	0.0	5,344	2	0.0	6,289	7	0.1

Foreign	58,639	338	0.6	65,088	344	0.5	148,734	768	0.5
Trading portfolio liabilities

Domestic	638	14	2.2	628	12	1.9	886	18	2.0

Foreign	28,737	1,789	6.2	29,874	1,834	6.1	47,002	2,424	5.2

Cash collateral payables on derivative instruments

Domestic	612	0	0.0	540	0	0.0	1,131	0	0.0

Foreign	42,595	45	0.1	58,693	65	0.1	67,955	134	0.2
Financial liabilities designated at fair value

Domestic	1,747	13	0.7	1,207	9	0.7	1,335	11	0.8

Foreign	68,928	906	1.3	79,182	1,188	1.5	90,007	1,733	1.9
Due to customers

Domestic demand deposits	130,703	43	0.0	126,953	60	0.0	111,975	95	0.1

Domestic savings deposits	97,825	172	0.2	95,937	246	0.3	90,312	356	0.4

Domestic time deposits	7,593	12	0.2	4,379	15	0.3	4,821	30	0.6

Domestic total	236,121	227	0.1	227,268	321	0.1	207,108	481	0.2

Foreign [1]	159,170	340	0.2	155,312	373	0.2	153,379	594	0.4
Short-term debt
Domestic	1,270	2	0.2	1,703	3	0.2	1,776	9	0.5
Foreign	26,734	101	0.4	33,363	170	0.5	48,525	365	0.8
Long-term debt
Domestic	14,937	447	3.0	11,823	281	2.4	11,188	264	2.4
Foreign	43,264	1,833	4.2	50,053	2,131	4.3	62,053	2,525	4.1
Other interest-bearing liabilities
Domestic	0	0		0	0
Foreign	35,503	58	0.2	35,706	67	0.2	36,823	98	0.3

Total interest-bearing liabilities	736,847	6,145	0.8	773,717	6,863	0.9	917,743	9,557	1.0
Interest expense on off-balance sheet securities		495			489			433

Interest expense and average interest-bearing liabilities	736,847	6,640		773,717	7,351		917,743	9,990
Non-interest-bearing liabilities
Negative replacement values	229,286			321,681			443,881
Other	35,359			34,188			33,722

Total liabilities	1,001,493			1,129,586			1,395,346
Total equity	52,068			49,630			52,301

Total average liabilities and equity	1,053,561			1,179,216			1,447,647

Net interest income		6,555			5,786			5,978
Net yield on interest-earning assets			1.0			0.8			0.7

1  Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 69% for 2014 (71% for 2013 and 76% for 2012). The percentage of total average interest-bearing liabilities attributable to foreign activities was 63% for 2014 (66% for 2013 and 72% for 2012). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Financial information

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2014 compared with the year ended 31 December 2013, and for the year ended 31 December 2013 compared with the year ended 31 December 2012.

Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2014 compared with 2013			2013 compared with 2012
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest income from interest-earning assets

Due from banks
Domestic	1	(1)	0	(5)	(20)	(25)
Foreign	1	11	12	(91)	(109)	(200)
Cash collateral on securities borrowed and reverse repurchase agreements
Domestic	(4)	(2)	(6)	7	(1)	6
Foreign	(115)	4	(111)	(406)	(174)	(580)
Trading portfolio assets
Domestic	(3)	35	32	(32)	(26)	(58)
Foreign taxable	(43)	295	252	(991)	(520)	(1,511)
Foreign non-taxable	0	0	0	0	0	0
Foreign total	(43)	295	252	(991)	(520)	(1,511)
Cash collateral receivables on derivative instruments
Domestic	0	1	0	0	0	0
Foreign	(3)	(12)	(15)	(31)	(42)	(73)
Financial assets designated at fair value
Domestic	0	1	1	0	0	0
Foreign	(185)	28	(157)	56	(61)	(5)
Loans
Domestic	64	(258)	(194)	92	(398)	(306)
Foreign	219	(120)	99	283	(13)	270
Financial investments available-for-sale
Domestic	0	(3)	(3)	2	1	3
Foreign taxable	(37)	34	(3)	(7)	(56)	(63)
Foreign non-taxable	0	0	0	0	0	0
Foreign total	(37)	34	(3)	(7)	(56)	(63)
Other interest-bearing assets
Domestic	0	0	0	0	0	0
Foreign	147	(99)	48	110	(119)	(9)

Interest income
Domestic	58	(228)	(170)	64	(443)	(379)
Foreign	(16)	140	124	(1,077)	(1,094)	(2,171)

Total interest income from interest-earning assets	42	(87)	(45)	(1,013)	(1,537)	(2,550)
Net interest on swaps			86			(276)
Interest income on off-balance sheet securities and other			17			(5)

Total interest income			57			(2,831)

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense (continued)

	2014 compared with 2013			2013 compared with 2012
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
CHF million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	(15)	(6)	(21)	(24)	0	(24)

Foreign	(2)	(7)	(9)	(29)	(12)	(41)

Cash collateral on securities lent and repurchase agreements

Domestic	0	0	0	(1)	(4)	(5)

Foreign	(32)	26	(6)	(418)	(6)	(424)

Trading portfolio liabilities

Domestic	0	2	2	(5)	(1)	(6)

Foreign	(69)	24	(45)	(891)	301	(590)

Cash collateral payables on derivative instruments

Domestic	0	0	0	0	0	0

Foreign	(16)	(4)	(20)	(19)	(50)	(69)

Financial liabilities designated at fair value

Domestic	4	0	4	(1)	(1)	(2)

Foreign	(154)	(128)	(282)	(206)	(339)	(545)

Due to customers

Domestic demand deposits	0	(18)	(18)	15	(50)	(35)

Domestic savings deposits	6	(80)	(74)	22	(132)	(110)

Domestic time deposits	10	(13)	(3)	(3)	(12)	(15)

Domestic total	16	(111)	(95)	34	(194)	(160)

Foreign	8	(41)	(33)	8	(229)	(221)

Short-term debt

Domestic	(1)	(1)	(2)	0	(6)	(6)

Foreign	(33)	(36)	(69)	(121)	(74)	(195)

Long-term debt

Domestic	75	91	166	15	2	17

Foreign	(292)	(6)	(298)	(492)	98	(394)

Other interest-bearing liabilities

Domestic	0	0	0	0	0	0

Foreign	0	(9)	(9)	(3)	(28)	(31)

Interest expense

Domestic	79	(25)	54	18	(203)	(185)

Foreign	(590)	(181)	(772)	(2,171)	(339)	(2,510)

Total interest-bearing liabilities	(511)	(206)	(718)	(2,153)	(541)	(2,694)

Interest expense on off-balance sheet securities			6			56

Total interest expense			(712)			(2,639)

Financial information

Deposits

The table below analyzes average deposits and average rates on each deposit category listed below for the years ended 31 December 2014, 2013 and 2012. The geographic allocation is based on the location of the office or branch where the deposit is made.

Deposits by foreign depositors in domestic offices were CHF 76,362 million, CHF 76,246 million and CHF 74,252 million as of 31 December 2014, 2013 and 2012, respectively.

	31.12.14		31.12.13		31.12.12
CHF million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks

Domestic offices

Demand deposits	5,149	(0.1)	8,513	(0.1)	1,270	0.0

Time deposits	3,783	0.6	5,346	0.8	2,296	0.7

Total domestic offices	8,932	0.2	13,859	0.3	3,566	0.5

Foreign offices

Interest-bearing deposits[1]	3,691	0.4	3,763	0.6	24,718	0.8

Total due to banks[2]	12,624	0.2	17,622	0.3	28,284	0.8

Customer accounts

Domestic offices

Demand deposits	130,703	0.0	126,953	0.0	111,975	0.1

Savings deposits	97,825	0.2	95,937	0.3	90,312	0.4

Time deposits	7,593	0.2	4,379	0.3	4,821	0.6

Total domestic offices	236,121	0.1	227,268	0.1	207,108	0.2

Foreign offices

Demand deposits	49,098	0.0	43,954	0.0	38,707	0.1

Time and savings deposits[1]	110,072	0.3	111,358	0.3	114,672	0.5

Total foreign offices	159,170	0.2	155,312	0.2	153,379	0.4

Total due to customers	395,292	0.1	382,580	0.2	360,487	0.3

1  Mainly time deposits.  2 Due to banks is considered to represent short-term borrowings to the extent that the total Due to banks exceeds total Due from banks, without differentiating between domestic and foreign offices. The remainder of total Due to banks is considered to represent deposits for the purpose of this disclosure.

As of 31 December 2014, the maturity of time deposits was as follows:

CHF million	Domestic	Foreign
Within 3 months	13,100	53,251

3 to 6 months	876	2,250

6 to 12 months	378	1,150

1 to 5 years	41	581

Over 5 years	4	152

Total time deposits	14,400	57,383

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Short-term borrowings

The table below presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2014, 2013 and 2012.

	Short-term debt			Due to banks[1]			Repurchase agreements[2]
CHF million, except where indicated	31.12.14	31.12.13	31.12.12	31.12.14	31.12.13	31.12.12	31.12.14	31.12.13	31.12.12
Period-end balance	27,363	27,633	32,493	0.0	0.0	1,782	54,625	41,160	73,358

Average balance	28,004	35,067	50,301	0.0	309	5,267	52,865	61,251	145,831

Maximum month-end balance	33,674	44,789	72,432	0.0	1,370	13,555	65,033	76,014	183,207

Average interest rate during the period (%)	0.4	0.5	0.7	0.0	0.3	0.4	0.2	0.2	0.3

Average interest rate at period-end (%)	0.2	0.4	0.7	0.0	0.0	0.2	0.2	0.2	0.2

1  Presented net of Due from banks to reflect short-term borrowings. The difference between the gross Due to banks amount and the amount disclosed here is presented as deposits from banks on the preceding page.  2  Repurchase agreements are presented on a gross basis, and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.

Contractual maturities of investments in debt instruments available-for-sale1, 2

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2014

Swiss national government and agencies	41	0.48			1	4.00			43

US Treasury and agencies	4,873	0.23	8,317	1.02					13,189

Foreign governments and official institutions	14,072	0.31	13,758	0.74	243	1.25			28,072

Corporate debt securities	2,089	0.45	8,489	0.84	280	1.33			10,858

Mortgage-backed securities			0	4.82	0	4.42	4,029	1.34	4,029

Total fair value[3]	21,075		30,563		525		4,029		56,192

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2013

Swiss national government and agencies			43	0.46	1	3.55			44

US Treasury and agencies	849	0.17	13,010	0.36	3	3.30			13,861

Foreign governments and official institutions	25,483	0.27	7,277	0.55	63	0.98	19	12.16	32,842

Corporate debt securities	743	0.52	6,873	0.80	178	0.85	1	6.60	7,795

Mortgage-backed securities					0	4.71	4,017	2.09	4,017

Total fair value[3]	27,075		27,202		245		4,037		58,559

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
31 December 2012

Swiss national government and agencies	110	0.13	45	0.44			1	4.00	156

US Treasury and agencies	11,152	0.20	12,397	0.25	877	1.34			24,426

Foreign governments and official institutions	23,189	0.27	3,869	0.74	2	3.11	18	8.15	27,078

Corporate debt securities	2,030	0.69	4,154	0.93	113	4.76	3	8.83	6,300

Mortgage-backed securities					0	4.62	7,313	1.51	7,313

Total fair value[3]	36,482		20,464		993		7,335		65,273

1  Debt instruments without fixed maturities are not disclosed in this table. 2  Average yields are calculated on an amortized cost basis. 3  Includes investments in debt instruments as of 31 December 2014 issued by US government and government agencies of CHF 17,219 million (31 December 2013: CHF 17,876 million, 31 December 2012: CHF 31,740 million), the German government of CHF 10,145 million (31 December 2013: CHF 6,733 million, 31 December 2012: CHF 6,669 million), the French government of CHF 5,351 million (31 December 2013: CHF 5,601 million, 31 December 2012: CHF 3,593 million) and the UK government of CHF 2,348 million (31 December 2013: CHF 8,089 million, 31 December 2012: CHF 5,042 million).

Financial information

Due from banks and loans (gross)

UBS AG’s lending portfolio is widely diversified across industry sectors. CHF 185.9 billion (56.3% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to CHF 77.7 billion (23.5% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of 31 December 2014 was CHF 22.3 billion (6.8% of the total) to Services. For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

The table below illustrates the diversification of the loan portfolio among industry sectors as of 31 December 2014, 2013, 2012, 2011 and 2010. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank. Loans designated at fair value and loans held in the trading portfolio are excluded from the tables below.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Domestic

Banks	1,157	736	532	566	1,130

Construction	1,418	1,429	1,360	1,292	1,356

Financial institutions	6,693	4,643	4,265	4,257	3,735

Hotels and restaurants	1,696	1,817	1,745	1,831	1,803

Manufacturing	2,319	2,512	2,976	3,252	3,192

Private households	125,461	124,569	123,167	120,671	119,796

Public authorities	2,098	2,415	2,708	2,992	4,908

Real estate and rentals	14,549	14,511	13,682	13,169	12,252

Retail and wholesale	4,169	3,784	4,345	4,433	4,101

Services	4,794	5,330	5,862	5,770	5,718

Other[1]	3,587	3,680	3,538	3,131	3,117

Total domestic	167,940	165,426	164,180	161,364	161,108
Foreign

Banks	12,190	13,201	20,711	22,669	16,028

Chemicals	75	178	254	392	351

Construction	645	1,132	1,731	750	952

Electricity, gas and water supply	1,100	1,337	1,205	746	525

Financial institutions	57,645	43,125	40,650	38,802	41,307

Manufacturing	1,961	1,850	1,828	1,955	2,010

Mining	1,345	1,175	1,279	1,979	2,463

Private households	60,466	49,920	46,458	41,045	31,361

Public authorities	1,413	1,322	4,319	5,459	9,858

Real estate and rentals	2,517	2,995	2,721	2,158	1,420

Retail and wholesale	1,924	1,791	2,063	2,044	1,711

Services	17,470	14,733	10,735	8,529	9,534

Transport, storage and communication	3,017	2,809	3,021	2,068	1,652

Other[2]	318	606	693	703	841

Total foreign	162,086	136,174	137,669	129,300	120,014

Total gross	330,027	301,601	301,849	290,664	281,121

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply.  2 Includes food and beverages, hotels and restaurants.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Due from banks and loans (gross) (continued)

The table below analyzes the UBS AG’s mortgage portfolio by geographic origin of the client and type of mortgage as of 31 December 2014, 2013, 2012, 2011 and 2010. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Mortgages

Domestic	146,637	144,852	142,143	138,204	136,687

Foreign	18,112	15,235	12,311	8,818	6,174

Total gross mortgages	164,748	160,086	154,454	147,022	142,861

Mortgages

Residential	142,380	137,370	132,033	125,775	122,499

Commercial	22,368	22,716	22,421	21,247	20,362

Total gross mortgages	164,748	160,086	154,454	147,022	142,861

Due from banks and loan maturities (gross)

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic

Banks	1,157	0	0	1,157

Mortgages	67,360	44,997	34,280	146,637

Other loans	16,262	2,813	1,072	20,147

Total domestic	84,778	47,810	35,352	167,940

Foreign

Banks	11,972	190	28	12,190

Mortgages	5,477	4,198	8,437	18,112

Other loans	108,941	18,430	4,412	131,784

Total foreign	126,390	22,818	12,878	162,086

Total gross	211,169	70,627	48,230	330,027

As of 31 December 2014, the total amounts of Due from banks and Loans granted at fixed- and floating-rates were:

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total
Fixed-rate loans	107,813	58,241	38,823	204,876

Adjustable or floating-rate loans	103,356	12,387	9,407	125,149

Total	211,169	70,627	48,230	330,027

Financial information

Impaired and non-performing loans

A loan (included in Due from banks or Loans) is classified as non-performing: (i) when the payment of interest, principal or fees is overdue by more than 90 days, (ii) when insolvency proceedings have commenced or (iii) when obligations have been restructured on preferential terms. For IFRS reporting purposes, the definition of impaired loans is more comprehensive, covering both non-performing loans and other situations where objective evidence indicates that UBS AG may be unable to collect all amounts due.

Refer to “Impaired loans” in the “Risk management and control” section of this report for comprehensive information on UBS AG’s impaired loans, of which non-performing loans are a component. Also, refer to Note 1 to the consolidated financial statements for more information on the various risk factors that are considered to be indicative of impairment.

The table below provides an analysis of the UBS AG’s non-performing loans.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10

Non-performing loans:

Domestic	1,293	1,113	1,121	1,199	1,164

Foreign	309	469	395	329	563

Total non-performing loans	1,602	1,582	1,516	1,529	1,727

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10

Gross interest income that would have been recorded on non-performing loans:

Domestic	9	6	8	10	11

Foreign	6	4	3	9	35

Interest income included in Net profit for non-performing loans:

Domestic	22	23	28	29	35

Foreign	7	7	6	6	19

UBS AG does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2014, 2013, 2012, 2011 or 2010.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Cross-border outstandings

Cross-border outstandings consist of balances with central banks and other financial institutions, loans, reverse repurchase agreements and cash collateral on securities borrowed with counter-parties domiciled outside Switzerland. Guarantees and commitments are provided separately in the table below.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets as of 31 December 2014, 2013 and 2012. As of 31 December 2014, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that the UBS AG expects would materially impact the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis by the risk control organization, based on an internal framework. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information on the country framework within risk control, refer to Country risk in the “Risk management and control” section of this report.

	31.12.14
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
USA	9,287	84,629	59,103	153,019	14.4	34,967

United Kingdom	6,288	47,003	13,928	67,220	6.3	7,660

Japan	1,780	16,906	5,422	24,107	2.3	1,771

France	3,952	6,006	67	10,025	0.9	5,037

	31.12.13
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
USA	21,993	76,047	51,287	149,327	14.7	38,778

United Kingdom	10,638	39,528	8,583	58,749	5.8	8,494

Japan	1,019	17,009	4,765	22,794	2.2	289

France	4,739	7,478	56	12,273	1.2	6,997

Germany	3,914	2,664	1,900	8,478	0.8	2,062

	31.12.12
CHF million	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and Commitments[1]
USA	45,371	93,401	35,125	173,897	13.8	43,904

United Kingdom	13,366	36,960	4,287	54,613	4.3	12,106

Japan	2,014	21,943	4,707	28,663	2.3	2,208

France	4,885	5,955	409	11,250	0.9	9,161

1  Includes forward starting transactions (reverse repurchase agreements and securities borrowing agreements).

Financial information

Summary of movements in allowances and provisions for credit losses

The table below provides an analysis of movements in allowances and provisions for credit losses.

UBS AG writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underlying assets and/or in the case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Balance at beginning of year	750	794	938	1,287	2,820

Domestic

Write-offs

Construction	(1)	(2)	(1)	(8)	(8)

Financial institutions	0	(6)	0	(17)	(47)

Hotels and restaurants	0	0	(1)	0	(1)

Manufacturing	(3)	(4)	(20)	(31)	(28)

Private households	(39)	(38)	(45)	(59)	(66)

Real estate and rentals	(1)	0	(2)	(3)	(2)

Retail and wholesale	(28)	(11)	(21)	(37)	(117)

Services	(15)	(4)	(6)	(21)	(49)

Other[1]	(3)	(1)	(17)	(6)	(16)

Total gross domestic write-offs	(90)	(67)	(112)	(183)	(332)

Foreign

Write-offs

Banks	(15)	(1)	0	(8)	(2)

Chemicals	0	0	0	0	(846)

Construction	(1)	(6)	0	0	0

Financial institutions	(12)	(44)	(106)	(39)	(267)

Manufacturing	(7)	0	0	0	(22)

Electricity, gas and water supply	(1)	0	0	0	0

Private households	(6)	(6)	(15)	(72)	(21)

Public authorities	0	(1)	(54)	(175)	(1)

Real estate and rentals	(2)	(1)	0	(7)	(1)

Retail and wholesale	(2)	(1)	0	0	(1)

Services	(14)	0	(19)	(1)	(9)

Transport, storage and communication	(1)	0	(5)	0	(3)

Other[2]	0	0	(2)	0	0

Total gross foreign write-offs	(63)	(61)	(201)	(303)	(1,173)

Total usage of provisions	(1)	0	0	(14)	0

Total write-offs/usage of provisions	(154)	(128)	(313)	(501)	(1,505)

Recoveries

Domestic	29	35	43	50	38

Foreign	0	10	21	1	41

Total recoveries	29	45	63	51	79

Total net write-offs/usage of provisions	(124)	(83)	(250)	(450)	(1,427)

Increase/(decrease) in specific allowances and provisions recognized in the income statement	89	144	133	0	67

Increase/(decrease) in collective loan loss allowances recognized in the income statement	(11)	(93)	(15)	84	(2)

Foreign currency translation	21	(9)	(8)	(1)	(175)

Other	11	(3)	(3)	18	1

Balance at end of year[3]	735	750	794	938	1,287

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Includes food and beverages, hotels and restaurants. 3  Includes allowances for cash collateral on securities borrowed.

Financial information

UBS AG consolidated supplemental disclosures required under SEC regulations

Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location as of 31 December 2014, 2013, 2012, 2011 and 2010. For a description of procedures with respect to allowances and provisions for credit losses, refer to the “Risk management and control” section of this report.

CHF million	31.12.14	31.12.13	31.12.12	31.12.11	30.12.10
Domestic

Banks	2	3	3	1	1

Construction	14	16	16	15	23

Financial services	18	16	21	19	28

Hotels and restaurants	16	12	9	6	5

Manufacturing	72	57	44	65	93

Private households	52	54	60	77	91

Public authorities	0	0	0	0	0

Real estate and rentals	18	9	10	14	19

Retail and wholesale	123	152	123	131	165

Services	25	23	24	24	45

Other[1]	34	24	16	28	27

Total domestic specific allowances	374	365	326	379	497

Foreign

Banks[2]	10	13	19	16	23

Chemicals	0	0	1	8	8

Construction	1	17	20	6	2

Electricity, gas and water supply	0	1	1	1	0

Financial services	35	37	37	96	190

Manufacturing	9	18	23	23	15

Mining	11	2	0	0	0

Private households	65	66	45	60	139

Public authorities	14	16	39	33	171

Real estate and rentals	1	2	4	10	15

Retail and wholesale	112	77	39	15	8

Services	29	35	35	28	12

Transport, storage and communication	43	19	27	39	29

Total foreign specific allowances	330	303	290	335	613

Collective loan loss allowances	8	20	114	131	47

Provisions for loan commitments and guarantees	23	61	64	93	130

Total allowances and provisions for credit losses[3]	735	750	794	938	1,287

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Counterparty allowances only. 3  Includes allowances for cash collateral on securities borrowed.

Financial information

Due from banks and loans by industry sector (gross)

The table below presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

In %	31.12.14	31.12.13	31.12.12	31.12.11	31.12.10
Domestic

Banks	0.4	0.2	0.2	0.2	0.4

Construction	0.4	0.5	0.5	0.4	0.5

Financial services	2.0	1.5	1.4	1.5	1.3

Hotels and restaurants	0.5	0.6	0.6	0.6	0.6

Manufacturing	0.7	0.8	1.0	1.1	1.1

Private households	38.0	41.3	40.8	41.5	42.6

Public authorities	0.6	0.8	0.9	1.0	1.7

Real estate and rentals	4.4	4.8	4.5	4.5	4.4

Retail and wholesale	1.3	1.3	1.4	1.5	1.5

Services	1.5	1.8	1.9	2.0	2.0

Other[1]	1.1	1.2	1.2	1.1	1.1

Total domestic	50.9	54.8	54.4	55.5	57.3

Foreign

Banks	3.7	4.4	6.9	7.8	5.7

Chemicals	0.0	0.1	0.1	0.1	0.1

Construction	0.2	0.4	0.6	0.3	0.3

Electricity, gas and water supply	0.3	0.4	0.4	0.3	0.2

Financial services	17.5	14.3	13.5	13.3	14.7

Manufacturing	0.6	0.6	0.6	0.7	0.7

Mining	0.4	0.4	0.4	0.7	0.9

Private households	18.3	16.6	15.4	14.1	11.2

Public authorities	0.4	0.4	1.4	1.9	3.5

Real estate and rentals	0.8	1.0	0.9	0.7	0.5

Retail and wholesale	0.6	0.6	0.7	0.7	0.6

Services	5.3	4.9	3.6	2.9	3.4

Transport, storage and communication	0.9	0.9	1.0	0.7	0.6

Other[2]	0.1	0.2	0.2	0.2	0.3

Total foreign	49.1	45.2	45.6	44.5	42.7

Total gross	100.0	100.0	100.0	100.0	100.0

1  Includes chemicals, food and beverages, transportation, storage, mining, electricity, gas and water supply. 2  Includes food and beverages, hotels and restaurants.

Financial information

UBS Group AG consolidated supplemental

disclosures required under Basel III Pillar 3

regulations as of 31 December 2014

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

812	Introduction

812	Table 1a: Location of Pillar 3 disclosures

815	Our approach to measuring risk exposure
816	Table 1b: Our approach to measuring risk exposure

817	Scope of regulatory consolidation
817	Table 1c: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

818	Segmentation of Basel III exposures and risk-weighted assets

819	Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets

821	Credit risk

822	Table 3: Regulatory gross credit risk by exposure segment and RWA
822	Table 4: Regulatory gross credit exposure by geographical region
823	Table 5: Regulatory gross credit exposure by counterparty type
823	Table 6: Regulatory gross credit exposure by residual contractual maturity
824	Table 7: Derivation of regulatory net credit exposure
824	Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

824	Advanced internal ratings-based approach
825	Table 9a: Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
826	Table 9b: Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
827	Table 9c: Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
828	Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
829	Table 9e: Lombard lending – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

830	Table 9f: Qualifying revolving retail exposures – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
831	Table 9g: Other retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

832	Standardized approach
832	Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach
833	Table 10b: Regulatory net credit exposure under the standardized approach risk-weighted using external ratings
833	Table 11: Eligible financial collateral recognized under the standardized approach

834	Comparison of A-IRB approach and Standardized Approach (SA)

836	Impairment, default and credit loss

836	Derivatives credit risk
836	Table 12: Credit exposure of derivative instruments

837	Other credit risk information
837	Table 13: Credit derivatives

838	Equity instruments in the banking book
838	Table 14: Equity instruments in the banking book

839	Market risk

840	Securitization

840	Table 15: Securitization/re-securitization

841	Objectives, roles and involvement

843	Securitization exposures in the banking and trading book
843	Table 16: Securitization activity for the year in the banking book
844	Table 17: Securitization activity for the year in the trading book
845	Table 18: Outstanding securitized exposures
846	Table 19: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

Financial information

846	Table 20: Exposures intended to be securitized in the banking and trading book
847	Table 21: Securitization positions retained or purchased in the banking book
848	Table 22: Securitization positions retained or purchased in the trading book
849	Table 23a: Capital requirement for securitization/re-securitization positions retained or purchased in the banking book
849	Table 23b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – banking book
850	Table 23c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
850	Securitization exposures to be deducted from Basel III tier 1 capital
850	Securitization exposures subject to early amortization in the banking and trading book
850	Table 24: Re-securitization positions retained or purchased in the banking book
851	Table 25: Re-securitization positions retained or purchased in the trading book
851	Table 26: Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach
852	Table 27: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
853	Table 28a: Securitization positions and capital requirement for trading book positions subject to the securitization framework
853	Table 28b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – trading book
854	Table 28c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book
854	Table 29: Capital requirement for securitization positions related to correlation products

855	Composition of capital

855	Scope of regulatory consolidation
855	Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

857	Composition of capital
857	Table 31: Composition of capital

860	G-SIBs indicators

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Introduction

This section of the report provides supplemental Bank of International Settlements (BIS) Basel III Pillar 3 disclosures for UBS Group AG on a consolidated basis. These disclosures complement other required Pillar 3 disclosures that are provided elsewhere in the Annual Report 2014 and are labelled accordingly as Pillar 3 |.

The capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

This supplemental Pillar 3 disclosures section is based on phase-in rules under the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Federal Council and required by Swiss Financial Market Supervisory Authority (FINMA) regulation. Further, as UBS is considered a systemically relevant bank (SRB) under Swiss banking law, both UBS Group and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRB.

FINMA requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures annually, as well as an update of quantitative disclosures and any significant changes to qualitative information semi-annually. For the first half of 2014, our Basel III Pillar 3 disclosures were provided in the Basel III Pillar 3 report published on the UBS website.

Capital information as of 31 December 2014 for UBS Group AG (consolidated) and UBS AG (consolidated) is provided in the “Capital management” section of this report.

Swiss SRB Basel III capital information for UBS AG (standalone) and Basel III capital information for UBS Limited (standalone) are disclosed in our Fourth Quarter 2014 Report.

è	Refer to the “Capital management” section of this report for more information on regulatory requirements and differences between the Swiss SRB and BIS Basel III capital regulations
è	Refer to “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors for more information on G-SIBs indicators and previous Pillar 3 reports

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued revised Pillar 3 disclosure requirements that aim to improve comparability and consistency of disclosures, through the introduction of harmonized templates. The revised requirements will take effect at the end of 2016.

è	Refer to the “Regulatory and legal developments” section of this report for more information on the revised Pillar 3 disclosure requirements

Table 1a: Location of Pillar 3 disclosures

The following table provides an overview of Pillar 3 disclosures in the Annual Report 2014.

Pillar 3 disclosures	Location in our Annual Report 2014	Location in this supplemental section
Scope of consolidation	Financial information – Note 1 Summary of significant accounting policies	Scope of regulatory consolidation (on page 817)
Table 1c: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
Capital structure	Capital management (on pages 251 – 256)
Capital adequacy	Capital management (on pages 246 – 248)

Financial information

Table 1a: Location of Pillar 3 disclosures (continued)

The following table provides an overview of Pillar 3 disclosures in the Annual Report 2014.

Pillar 3 disclosures	Location in our Annual Report 2014	Location in this supplemental section
Capital instruments	Capital management (on page 255) “Bondholder information” at www.ubs.com/investors
Risk management objectives, policies and methodologies (qualitative disclosures)	Risk management and control (on pages 170 – 231)
Risk-weighted assets	Risk management and control	Segmentation of Basel III exposures and risk-weighted assets (on pages 818 – 820)
	(on page 169)	Table 2:	Detailed segmentation of Basel III exposures and risk-weighted assets
Credit risk

Risk management and control

(on page 181 and pages 198 – 203) Information on

–  Impaired assets by region,

–  Impaired assets by exposure segment,

–  Changes in allowances, provisions and specific credit valuation adjustments, and on

–  Total expected loss and actual credit losses

(on pages 185 – 190 and page 203)

Credit risk (on pages 821 – 838)
		Table 3:	Regulatory gross credit risk by exposure segment and RWA
		Table 4:	Regulatory gross credit exposure by geographical region
		Table 5:	Regulatory gross credit exposure by counterparty type
		Table 6:	Regulatory gross credit exposure by residual contractual maturity
		Table 7:	Derivation of regulatory net credit exposure
		Table 8:	Regulatory gross credit exposure covered by guarantees and credit derivatives
		Table 9a:	Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
		Table 9b:	Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
		Table 9c:	Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
		Table 9d:	Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
		Table 9e:	Lombard lending – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
		Table 9f:	Qualifying revolving retail exposures – Advanced IRB approach: Regulatory net credit exposures, weighted average PD, LGD and RWA by internal UBS ratings
		Table 9g:	Other retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
		Table 10a:	Regulatory gross and net credit exposure by risk weight under the standardized approach
		Table 10b:	Regulatory net credit exposure under the standardized approach risk-weighted using external ratings
		Table 11:	Eligible financial collateral recognized under the standardized approach
		Table 12:	Credit exposure of derivative instruments
		Table 13:	Credit derivatives
		Table 14:	Equity instruments in the banking book

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 1a: Location of Pillar 3 disclosures (continued)

The following table provides an overview of Pillar 3 disclosures in the Annual Report 2014.

Pillar 3 disclosures	Location in our Annual Report 2014	Location in this supplemental section
Market risk	Risk management and control (on pages 206 – 207) Information on Group regulatory value-at-risk (on page 209 and pages 211 – 218) Note 24 Fair value measurement (on pages 469 – 472)
Operational risk	Risk management and control (on pages 229 – 231)
Interest rate risk in the banking book	Risk management and control (on pages 219 – 221)
Securitization		Securitization (on pages 840 – 854)
		Table 15:	Securitization/re-securitization
		Table 16:	Securitization activity for the year in the banking book
		Table 17:	Securitization activity for the year in the trading book
		Table 18:	Outstanding securitized exposures
		Table 19:	Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
		Table 20:	Exposures intended to be securitized in the banking and trading book
		Table 21:	Securitization positions retained or purchased in the banking book
		Table 22:	Securitization positions retained or purchased in the trading book
		Table 23a:	Capital requirement for securitization/re-securitization positions retained or purchased in the banking book
		Table 23b:	Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – banking book
		Table 23c:	Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
Securitization exposures to be deducted from Basel III tier 1 capital
Securitization exposures subject to early amortization in the banking and trading book
		Table 24:	Re-securitization positions retained or purchased in the banking book
		Table 25:	Re-securitization positions retained or purchased in the trading book
		Table 26:	Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach
		Table 27:	Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
		Table 28a:	Securitization positions and capital requirement for trading book positions subject to the securitization framework
		Table 28b:	Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – trading book
		Table 28c:	Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
		Table 29:	Capital requirement for securitization positions related to correlation products

Financial information

Table 1a: Location of Pillar 3 disclosures (continued)

The following table provides an overview of Pillar 3 disclosures in the Annual Report 2014.

Pillar 3 disclosures	Location in our Annual Report 2014	Location in this supplemental section
Composition of capital		Composition of capital (on pages 855 – 859)
		Table 30:	Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
		Table 31:	Composition of capital
G-SIBs indicator (annual disclosure requirement only)	Refer to “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors
Remuneration (annual disclosure requirement only)	Compensation (on pages 300, 338 – 339, 342 – 343, 345 – 348, 350 – 351, 355, 359 – 360, 363 – 373)

Our approach to measuring risk exposure

Measures of risk exposure may differ depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for determining our regulatory capital or for risk management purposes. Our Basel III Pillar 3 disclosures are generally based on measures of risk exposure used to determine the regulatory capital required to underpin those risks.

The table on the next page provides a summary of the approaches we use for the main risk categories to determine regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on BIS rules and may differ from those under Swiss and European Union (EU) regulations. For example, “sovereigns” under the BIS naming convention equate to what are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” equate to “institutions” and “residential mortgages” equate to “claims secured by residential real estate.”

Our risk-weighted assets (RWA) are published according to the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation.

è	Refer to the “Capital management” section of this report for more information on differences between Swiss SRB and BIS Basel III capital regulations

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 1b: Our approach to measuring risk exposure

Category	UBS approach
Credit risk
Counterparty credit risk by exposure segment

Under the advanced internal ratings-based (A-IRB) approach applied for the majority of our businesses, counterparty credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on derivatives and securities financing transactions. For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.

Securitization/re-securitization in the banking book

Securitization/re-securitization exposures in the banking book are generally assessed using the ratings-based approach, applying risk weights based on external ratings. For certain exposures, the supervisory formula-based approach is applied using the A-IRB risk weights.

Equity instruments in the banking book	Simple risk-weight method under the A-IRB approach.
Credit valuation adjustment (CVA)

The credit valuation adjustment (CVA) is an additional capital charge to the existing counterparty credit risk default charge. Banks are required to hold capital for the risk of mark-to-market losses (i.e., CVA) associated with the deterioration of counterparty credit quality. The model that we use is approved by FINMA.

Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the Basel III framework.
Non-counterparty-related risk

The required capital for non-counterparty-related assets such as our premises, other properties and equipment, deferred tax assets on temporary differences and defined benefit plans is calculated according to prescribed regulatory risk weights.

Market risk

The regulatory capital requirement is calculated using a variety of methods approved by FINMA. The components are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks which are potentially not fully modeled in VaR (RniV), the incremental risk charge (IRC), the comprehensive risk measure (CRM) for the correlation portfolio and the securitization framework for securitization positions in the trading book, which is described below. Details on the derivation of RWA for each of these components are provided in the “Risk management and control” section of this report.

Securitization/re-securitization in the trading book

Securitization/re-securitization in the trading book are assessed for their general market risk as well as for their specific risk. The capital charged for general market risk is determined by the VaR and SVaR methods, whereas the capital charge for specific risk is determined using the CRM method or the ratings-based approach, applying risk weights based on external ratings.

Operational risk

Our model to quantify operational risk meets the regulatory capital standard under the advanced measurement approach and is approved by FINMA. Operational risk RWA also include the incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

è	Refer to the “Risk management and control” section of this report for more information

Financial information

Scope of regulatory consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation, as well as the list of significant subsidiaries included in this scope as of 31 December 2014, are available in the “Financial information” section of this report.

è	Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of this report for more information

The main differences in the basis of consolidation between IFRS and regulatory capital purposes relate to the following entities as of 31 December 2014:

–	Real estate and commercial companies and investment vehicles which were consolidated under IFRS, but not for regulatory capital purposes, for which they were risk-weighted;
–	Insurance companies which were consolidated under IFRS, but not for regulatory capital purposes, for which they were risk-weighted based on applicable threshold rules;
–	Two joint ventures which were fully consolidated for regulatory capital purposes, but which were accounted for under the equity method under IFRS;
–

Entities which have issued preferred securities which were consolidated for regulatory capital purposes but not consolidated under IFRS. These entities hold bonds issued by UBS AG, Switzerland which are eliminated in the consolidated regulatory capital accounts. These entities do not have material third-party asset balances, and their equity is attributable to non-controlling interests.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. As of 31 December 2014, entities consolidated under IFRS, but not included in the regulatory scope of consolidation, did not report any significant capital deficiencies.

In the banking book, certain equity investments were not required to be consolidated, neither under IFRS nor in the regulatory scope. These investments mainly consisted of infrastructure holdings and joint operations (for example, settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

è	Refer to “Table 14: Equity instruments in the banking book” of this supplemental Pillar 3 section for more information on the measurement of these instruments
è	Refer to “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” of this supplemental Pillar 3 section for more information
è	Refer to “Note 25 Restricted and transferred financial assets” in the “Financial information” section of this report for more information on transferability restrictions under IFRS 12

Table 1c: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

	31.12.14
CHF million	Total assets[1]	Total equity[1]		Purpose
UBS Global Asset Management Life Ltd	11,270	15		Life insurance

UBS International Life Limited	5,491	67		Life Insurance

UBS A&Q Alternative Solution Master Limited	822	745	[2]	Investment vehicle for feeder funds

UBS A&Q Alternative Solution Limited	797	724	[2]	Investment vehicle for multiple investors

UBS Global Life AG – Vaduz	686	11		Life insurance

UBS Life AG – Zurich	392	58		Life insurance

UBS Alpha Select Hedge Fund	319	151	[2]	Fund

UBS A&Q Alpha Select Hedge Fund XL	291	258	[2]	Investment vehicle for multiple investors

UBS Life insurance company USA	280	43		Life insurance

O’Connor Global Multi-Strategy Alpha (Levered) Limited	215	197	[2]	Investment vehicle for multiple investors

UBS Multi-Manager Alternative Commodities Fund Ltd.	156	124	[2]	Offshore hedge fund

UBS AFA Trading Fund	152	123	[2]	Investment vehicle for multiple investors

Master Triple Net Holdings LLC	133	14		Real estate

1  Total assets and total equity on a standalone basis.  2  Represents the net asset value (NAV) of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Segmentation of Basel III exposures and risk-weighted assets

“Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” and subsequent tables provide a breakdown according to BIS-defined exposure segments as follows:

–

Sovereigns, consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–

Banks, consisting of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, which are comparable to those applied to banks according to the framework. This segment also includes exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity.

–

Corporates, consisting of all exposures that do not fit into any of the other exposure segments. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies and funds (including managed funds).

–

Central counterparties, a central counterparty (CCP) is a clearing house that interposes itself between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts. A CCP becomes counterparty to trades with market participants through novation, an open offer system, or another legally binding arrangement.

–	Retail, Residential mortgages, consisting of residential mortgages, regardless of exposure size, if the obligor occupies or rents out the mortgaged property.
–	Retail, Lombard lending, consisting of loans made against the pledge of eligible marketable securities or cash.
–

Retail, Qualifying revolving retail exposures, consisting of unsecured revolving credits that exhibit appropriate loss characteristics relating to credit card relationships treated under the advanced internal ratings-based (A-IRB) approach.

–	Retail, Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing.

Table 2 also shows the gross and net exposure at default (EAD) per risk type and exposure segment for the current disclosure period, which forms the basis for the calculation of the RWA as well as the capital requirement per exposure category. The Basel III credit risk-related components “Credit valuation adjustment (CVA)” and “Stressed expected positive exposure (sEPE)” are disclosed separately in this table.

Gross EAD increased by CHF 80 billion in 2014, primarily as a result of increased exposures to central counterparties, balances with central banks and Lombard lending along with currency effects.

è	Refer to the table “Basel III risk-weighted assets by risk type, exposure and reporting segment” in the “Capital management” section of this report for more information on RWA by business division and Corporate Center
è	Refer to the table “Basel III RWA movement by key driver, risk type and reporting segment” in the “Capital management” section of this report for more information on RWA movements

Financial information

EDTF | Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets

	31.12.14

	Basel III (phase-in)
	Gross EAD	Net EAD				RWA[1]			Capital requirement
CHF million	Total	A-IRB/ model- based approach		Standard- ized approach	Total	A-IRB/ model- based approach	Standard- ized approach	Total	A-IRB/ model- based approach	Standard- ized approach	Total[2]
Credit risk	720,039	558,841		138,968	697,810	86,380	22,220	108,601	9,604	2,471	12,075

Counterparty credit risk by exposure segment (including sEPE)	709,293	548,283		138,788	687,072	72,504	18,595	91,099	8,062	2,068	10,129

Stressed EPE (sEPE)[3]	25,517	25,517			25,517	4,948		4,948	550		550

Counterparty credit risk by exposure segment (excluding sEPE)	683,775	522,766		138,788	661,555	67,556	18,595	86,151	7,511	2,068	9,579

Sovereigns	165,565	108,243	[4]	57,321	165,565	1,257	189	1,446	140	21	161

Banks	50,789	40,115		7,916	48,031	6,519	2,360	8,879	725	262	987

Corporates	161,350	134,144		15,899	150,043	37,888	10,650	48,538	4,213	1,184	5,397

Central counterparties	49,238			49,238	49,238		1,379	1,379		153	153

Retail	256,834	240,263		8,414	248,678	21,892	4,017	25,909	2,434	447	2,881

Residential mortgages	137,159	131,121		6,038	137,159	15,767	2,234	18,002	1,753	248	2,002

Lombard lending	115,192	107,036			107,036	5,359		5,359	596		596

Qualifying revolving retail exposures	1,524	1,524			1,524	532		532	59		59

Other retail	2,959	582		2,376	2,959	233	1,783	2,016	26	198	224

Securitization/re-securitization in the banking book	9,048	9,048			9,048	2,650		2,650	295		295

Equity instruments in the banking book[5]	1,448	1,448			1,448	4,735		4,735	526		526

Credit valuation adjustment (CVA)						6,395	3,381	9,775	711	376	1,087

Settlement risk	250	62		180	242	96	244	340	11	27	38

Non-counterparty-related risk[6]	22,126			22,126	22,126		19,060	19,060		2,119	2,119

Market risk	1,610	1,610			1,610	16,483		16,483	1,833		1,833

Value-at-risk (VaR)						2,024		2,024	225		225

Stressed value-at-risk (SVaR)						4,115		4,115	458		458

Add-on for risks-not-in-VaR (RniV)						5,911		5,911	657		657

Incremental risk charge (IRC)						3,039		3,039	338		338

Comprehensive risk measure (CRM)						131		131	15		15

Securitization/re-securitization in the trading book	1,610	1,610			1,610	1,262		1,262	140		140

Operational risk						76,734		76,734	8,532		8,532

of which: incremental RWA[7]						17,451		17,451	1,940		1,940

Total Swiss SRB	743,774	560,451		161,094	721,545	179,597	41,280	220,877[1]	19,969	4,590	24,559

1  Refer to the “Capital management” section of this report for more information on the differences between phase-in and fully applied RWA.  2  Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA.  3  Majority relates to exposures to Banks and Corporates.  4  Exposures to sovereigns based on the A-IRB/model-based approach increased by CHF 74 billion between 31 December 2013 and 31 December 2014, mainly as assets held at central banks, which are part of our multi-currency portfolio unencumbered, high-quality liquid assets, are now treated under the A-IRB/model-based approach. Previously, these assets were treated under the standardized approach. This is a part of our ongoing objective to increase the proportion of exposures based on the A-IRB/model-based approach. The impact on RWA was minimal due to the low risk weights that these exposures attract.  5  Simple risk-weight method.  6  Exposures and RWA related to defined benefit plans are newly presented as non-counterparty-related risk. In previous reports, these RWA were presented as credit risk RWA. Prior periods were not restated for this change in presentation.  7  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed by UBS and FINMA.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets (continued)

	31.12.13

	Basel III (phase-in)
	Gross EAD	Net EAD			RWA[1]			Capital requirement
CHF million	Total	A-IRB/ model- based approach	Standard- ized approach	Total	A-IRB/ model- based approach	Standard- ized approach	Total	A-IRB/ model- based approach	Standard- ized approach	Total[2]
Credit risk	644,448	460,505	164,328	624,833	97,472	26,783	124,255	8,349	2,294	10,643

Counterparty credit risk by exposure segment (including sEPE)	630,097	446,948	164,290	611,239	73,171	20,992	94,163	6,267	1,798	8,065

Stressed EPE (sEPE)[3]	22,579	22,579		22,579	6,202		6,202	531		531

Counterparty credit risk by exposure segment (excluding sEPE)	607,518	424,369	164,290	588,660	66,969	20,992	87,960	5,736	1,798	7,534

Sovereigns	148,381	33,863	114,518	148,381	840	266	1,106	72	23	95

Banks	67,515	54,396	5,950	60,346	11,615	1,981	13,596	995	170	1,165

Corporates[4]	142,986	118,159	18,848	137,007	34,625	13,606	48,231	2,966	1,165	4,131

Central counterparties	18,107		18,106	18,106		1,793	1,793		154	154

Retail	230,530	217,951	6,868	224,819	19,889	3,346	23,234	1,704	287	1,990

Residential mortgages	133,552	128,563	4,646	133,209	14,667	1,680	16,346	1,256	144	1,400

Lombard lending	92,661	87,293		87,293	4,437		4,437	380		380

Qualifying revolving retail exposures	1,490	1,490		1,490	519		519	44		44

Other retail[4]	2,827	605	2,222	2,826	266	1,666	1,932	23	143	165

Securitization/re-securitization in the banking book	12,569	11,928		11,928	8,352		8,352	715		715

Equity instruments in the banking book[5]	1,522	1,522		1,522	4,999		4,999	428		428

Credit valuation adjustment (CVA)					10,598	5,696	16,294	908	488	1,396

Settlement risk	260	107	37	144	352	95	447	30	8	38

Non-counterparty-related risk	16,924		16,924	16,924		12,634	12,634		1,082	1,082

Market risk	2,098	1,966		1,966	13,727		13,727	1,176		1,176

Value-at-risk (VaR)					1,746		1,746	150		150

Stressed value-at-risk (SVaR)					2,604		2,604	223		223

Add-on for risks-not-in-VaR (RniV)					2,025		2,025	173		173

Incremental risk charge (IRC)					1,377		1,377	118		118

Comprehensive risk measure (CRM)					4,176		4,176	358		358

Securitization/re-securitization in the trading book	2,098	1,966		1,966	1,799		1,799	154		154

Operational risk					77,941		77,941	6,676		6,676

of which: incremental RWA[6]					22,500		22,500	1,927		1,927

Total Swiss SRB	663,469	462,471	181,251	643,722	189,141	39,417	228,557[1]	16,201	3,376	19,577

1  Refer to the “Capital management” section of this report for more information on the differences between phase-in and fully applied RWA.  2  Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.  3  Majority relates to exposures to Banks and Corporates.  4  Effective 31 December 2014, we present qualifying revolving retail exposures separately in this section. The lines “Corporates” and “Other Retail” for 31 December 2013 were restated accordingly.  5  Simple risk-weight method.  6  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed by UBS and FINMA.

Financial information

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital requirement. The parameters applied under the A-IRB approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from that disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS. The following credit risk-related tables are based on Basel III phase-in requirements and correspond to the counterparty credit risk by exposure segment excluding sEPE, which is shown in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

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

Within traded products, we determine the regulatory credit exposure on the majority of our derivative exposures by applying the effective expected positive exposure (EPE) and sEPE as defined in the Basel III framework. However, for a small portion of the derivatives portfolio we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For a majority of securities financing transactions (securities borrowing/lending and repurchase agreements/reverse repurchase agreements), we determine the regulatory gross credit exposure using the close-out period (COP) approach. The regulatory gross credit exposure for traded products is equal to regulatory net credit exposure, in the credit risk tables on the following pages.

The regulatory net credit exposure detailed in the tables on the following pages is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. The information on impaired and defaulted assets by segmentation, consistent with the regulatory capital treatment, is presented in the “Impairment, default and credit loss” section of this report.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

EDTF | Table 3: Regulatory gross credit risk by exposure segment and RWA

This table shows the derivation of RWA from the regulatory gross credit exposure excluding sEPE broken down by major types of credit exposure according to classes of financial instruments.

	Exposure				Average regulatory risk-weighting	RWA[1]
CHF million	Average regulatory gross credit exposure[2]	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit exposure
Cash and balances with central banks	93,201	102,303		102,303	0%	252

Due from banks[3]	22,905	12,838	(1,873)	10,966	26%	2,877

Loans	302,135	313,357	(18,038)	295,319	15%	44,191

Financial assets designated at fair value	2,038	1,842	(218)	1,625	44%	720

Guarantees, commitments and forward starting transactions	33,505	32,668	(282)	32,385	29%	9,456

Banking products	453,783	463,008	(20,411)	442,597	13%	57,496

Derivatives	45,812	57,444		57,444	19%	11,011

Cash collateral on derivative instruments	22,938	32,280		32,280	8%	2,591

Securities financing	58,321	62,999		62,999	7%	4,415

Traded products	127,071	152,723		152,723	12%	18,017

Trading portfolio assets	2,621	1,723	(10)	1,713	104%	1,780

Financial investments available-for-sale	52,967	54,456		54,456	3%	1,393

Other assets	13,633	11,865	(1,800)	10,065	74%	7,466

Other products	69,221	68,044	(1,810)	66,234	16%	10,638

Total 31.12.14	650,076	683,775	(22,221)	661,555	13%	86,151

Total 31.12.13	630,724	607,518	(18,859)	588,660	15%	87,960

1  The derivation of RWA is based on the various credit risk parameters of the A-IRB approach and the standardized approach, respectively.  2  The average regulatory gross credit exposure represents the average of the applicable quarter-end exposures for the relevant reporting periods.  3  Includes non-bank financial institutions. ▲

EDTF | Table 4: Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure excluding sEPE, presenting classes of financial instruments by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	5,815			56,932	23,993	15,563	102,303	102,303

Due from banks[1]	4,004	92	138	3,421	1,144	4,038	12,838	10,966

Loans	22,560	6,556	4,672	78,650	166,385	34,533	313,357	295,319

Financial assets designated at fair value	15			1,429		398	1,842	1,625

Guarantees, commitments and forward starting transactions	833	413	509	17,234	7,504	6,174	32,668	32,385

Banking products	33,227	7,062	5,320	157,666	199,026	60,707	463,008	442,597

Derivatives	7,179	731	304	23,192	6,507	19,532	57,444	57,444

Cash collateral on derivative instruments	3,437	182	156	16,784	363	11,358	32,280	32,280

Securities financing	6,734	231	1,659	25,750	2,575	26,051	62,999	62,999

Traded products	17,350	1,144	2,118	65,726	9,444	56,941	152,723	152,723

Trading portfolio assets	88	81	20	829	10	695	1,723	1,713

Financial investments available-for-sale	1,804	89		22,842	1,523	28,199	54,456	54,456

Other assets	567	38	33	6,175	775	4,278	11,865	10,065

Other products	2,460	207	54	29,845	2,307	33,172	68,044	66,234

Total 31.12.14	53,037	8,413	7,492	253,237	210,778	150,819	683,775	661,555

Total 31.12.13	50,141	7,294	6,907	192,507	200,307	150,363	607,518	588,660

1  Includes non-bank financial institutions. ▲

Financial information

EDTF | Table 5: Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure excluding sEPE, presenting classes of financial instruments by counterparty type. The counterparty type is different from the BIS-defined exposure segments used in certain other tables in this section.

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks			102,127	176	102,303	102,303

Due from banks			648	12,190	12,838	10,966

Loans	196,178	113,693	3,486		313,357	295,319

Financial assets designated at fair value		1,360	4	478	1,842	1,625

Guarantees, commitments and forward starting transactions	2,352	28,841	103	1,372	32,668	32,385

Banking products	198,530	143,894	106,368	14,216	463,008	442,597

Derivatives	2,353	34,449	5,765	14,877	57,444	57,444

Cash collateral on derivative financial instruments	65	28,163	208	3,844	32,280	32,280

Securities financing	10	44,045	5,548	13,396	62,999	62,999

Traded products	2,428	106,656	11,521	32,118	152,723	152,723

Trading portfolio assets		1,519	161	42	1,723	1,713

Financial investments available-for-sale		10,158	33,051	11,247	54,456	54,456

Other assets	4,490	4,843	1,654	879	11,865	10,065

Other products	4,490	16,520	34,866	12,168	68,044	66,234

Total 31.12.14	205,447	267,070	152,755	58,502	683,775	661,555

Total 31.12.13	189,964	211,890	138,706	66,958	607,518	588,660

1  Also includes non-bank financial institutions. ▲

EDTF | Table 6: Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure excluding sEPE, presenting classes of financial instruments by residual contractual maturity, not taking into account any early redemption features.

CHF million	On demand[1]	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	102,303				102,303	102,303

Due from banks[2]	10,298	2,332	180	28	12,838	10,966

Loans	39,754	157,629	68,156	47,819	313,357	295,319

Financial assets designated at fair value		199	1,151	492	1,842	1,625

Guarantees, commitments and forward starting transactions	98	8,168	21,704	2,698	32,668	32,385

Banking products	152,453	168,327	91,191	51,037	463,008	442,597

Derivatives		37,008	8,479	11,958	57,444	57,444

Cash collateral on derivative instruments	17,058	4,416	4,140	6,665	32,280	32,280

Securities financing	51,382	10,897	720		62,999	62,999

Traded products	68,440	52,321	13,340	18,623	152,723	152,723

Trading portfolio assets	21	233	709	760	1,723	1,713

Financial investments available-for-sale	33	19,657	30,242	4,525	54,456	54,456

Other assets	7,262	1,361	2,390	852	11,865	10,065

Other products	7,315	21,251	33,340	6,138	68,044	66,234

Total 31.12.14	228,208	241,899	137,871	75,798	683,775	661,555

Total 31.12.13	233,075	171,259	134,204	68,981	607,518	588,660

1  Includes loans without a fixed term, collateral swaps and cash collateral on derivative instruments, on which notice of termination has not been given.  2  Includes non-bank financial institutions. ▲

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 7: Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure excluding sEPE according to the A-IRB approach and the standardized approach.

CHF million	Advanced IRB approach		Standardized approach	Total 31.12.14	Total 31.12.13
Total regulatory gross credit exposure	539,693		144,083	683,775	607,518

Less: regulatory credit risk offsets and adjustments	(16,927)		(5,294)	(22,221)	(18,859)

Total regulatory net credit exposure	522,766	[1]	138,788	661,555

Total 31.12.13	424,369		164,290		588,660

1  Total regulatory net credit exposure under the A-IRB model-based approach increased between 31 December 2013 and 31 December 2014, mainly due to higher exposures to sovereigns, primarily as assets held at central banks, which are part of our multi-currency portfolio of unencumbered, high-quality liquid assets, are now treated under the A-IRB/model-based approach. Previously, these assets were treated under the standardized approach. This is part of our ongoing objective to increase the proportion of exposures that are based on the A-IRB model-based approach.

è	Refer to the “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” section of this supplemental Pillar 3 section for more information on the regulatory net credit exposure by exposure segment

Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of regulatory gross credit exposures excluding sEPE covered by guarantees and credit derivatives, according to BIS-defined exposure segments. The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the BIS framework.

CHF million	Regulatory gross credit exposure	of which: covered by guarantees[1]	of which: covered by credit derivatives
Exposure segment

Sovereigns	165,565	120	22

Banks	50,789	300

Corporates	161,350	3,294	9,370

Central counterparties	49,238

Retail

Residential mortgages	137,159	3

Lombard lending	115,192	726

Qualifying revolving retail exposures	1,524	62

Other retail	2,959	2

Total 31.12.14	683,775	4,507	9,392

Total 31.12.13	607,518	5,145	12,357

1  Includes guarantees and standby letters of credit provided by third parties, mainly banks.

Advanced internal ratings-based approach

UBS uses the advanced internal ratings-based (A-IRB) approach for calculating certain credit risk exposures across all business divisions and the Corporate Center. Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to the approval of FINMA.

è	Refer to the “Risk management and control” section of this report for more information

Tables 9a to 9g provide a breakdown of the regulatory net credit exposure-weighted average PD, LGD, RWA and the average risk weight by internal UBS ratings across BIS-defined exposure segments. In addition, a breakdown of the regulatory net credit exposure and RWA for which we apply the A-IRB approach by internal UBS rating class is shown for each of the exposure segments. The allocation of exposure to the UBS internal ratings in the following tables is newly based on the regulatory PD applied for the purposes of calculating RWA. Comparative figures for December 2013 have been restated accordingly.

Total regulatory net credit exposure and RWA are not equal to the numbers presented in table 2, as impaired and defaulted assets are excluded in tables 9a through 9g.

Financial information

EDTF | Table 9a: Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0	94,738	1	0.0	33.2	38	0.0

Rating 1	6,847	79	0.0	32.9	241	3.5

Rating 2	2,165	4	0.0	43.9	210	9.7

Rating 3	4,040		0.1	51.5	560	13.9

Rating 4	171		0.2	60.7	64	37.6

Rating 5	235		0.4	42.8	105	44.8

Sub-investment grade

Rating 6	8		0.6	10.2	2	21.0

Rating 7	7	0	1.0	41.3	4	59.7

Rating 8	1		1.7	82.3	1	166.0

Rating 9	6	0	2.7	10.4	2	35.7

Rating 10	2		4.6	38.5	2	117.6

Rating 11	1	0	7.8	16.0	0	66.1

Rating 12	6		13.0	25.8	8	131.1

Rating 13	0		22.0	10.0	0	54.5

Total 31.12.14	108,226	83	0.0	34.1	1,239	1.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 18 million as of 31 December 2014). Refer to the “Risk management and control” section of this report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0	25,521	1	0.0	39.3	38	0.2

Rating 1	3,903	194	0.0	30.3	84	2.1

Rating 2	1,077	16	0.0	44.8	98	9.1

Rating 3	2,896	6	0.1	42.0	389	13.4

Rating 4	255		0.2	56.0	87	34.2

Rating 5	135	24	0.4	48.3	84	62.5

Sub-investment grade

Rating 6	15		0.6	17.3	4	28.6

Rating 7	18	0	1.0	39.3	12	67.1

Rating 8	1		1.7	92.5	4	243.5

Rating 9	9	0	2.7	21.9	6	69.1

Rating 10	1		4.6	27.2	1	92.7

Rating 11	0		7.8	10.0	0	47.1

Rating 12	6		13.0	25.3	7	120.1

Rating 13	0		22.0	10.0	0	54.5

Total 31.12.13	33,840	240	0.0	38.8	815	2.4

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 25 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 9b: Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	24,178	5,550	0.0	35.6	2,255	9.3

Rating 3	9,659	1,567	0.1	34.9	1,575	16.3

Rating 4	3,124	106	0.2	38.8	954	30.6

Rating 5	1,845	6	0.4	44.5	795	43.1

Sub-investment grade

Rating 6	641	7	0.6	43.6	397	61.9

Rating 7	371		1.0	44.4	217	58.5

Rating 8	68		1.7	27.3	45	65.2

Rating 9	140		2.7	35.8	145	103.2

Rating 10	33		4.6	37.0	41	125.1

Rating 11	24		7.8	43.1	43	178.7

Rating 12	11	1	13.0	43.3	25	226.1

Rating 13	4		22.0	44.0	11	260.6

Total 31.12.14	40,098	7,236	0.1	36.3	6,501	16.2

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 18 million as of 31 December 2014). Refer to the “Risk management and control” section of this report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	37,676	7,719	0.0	34.5	6,815	18.1

Rating 3	10,308	1,454	0.1	34.5	1,687	16.4

Rating 4	2,774	41	0.2	40.3	922	33.2

Rating 5	1,577	45	0.4	30.1	572	36.3

Sub-investment grade

Rating 6	659	4	0.6	39.1	419	63.5

Rating 7	381		1.0	42.7	323	84.7

Rating 8	530	197	1.7	17.6	219	41.4

Rating 9	144	5	2.7	35.8	162	112.8

Rating 10	22		4.6	42.5	33	152.7

Rating 11	64	0	7.8	42.1	115	179.2

Rating 12	90	1	13.0	38.4	174	192.6

Rating 13	0		22.0	29.1	1	165.8

Total 31.12.13	54,225	9,466	0.1	34.7	11,441	21.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 174 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

Financial information

Table 9c: Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure		of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA		Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	47,174		2,568	0.0	19.7	3,485		7.4

Rating 3	19,078		5,431	0.1	35.6	3,697		19.4

Rating 4	10,131		1,354	0.2	33.6	2,977		29.4

Rating 5	11,320		992	0.4	33.1	4,620		40.8

Sub-investment grade

Rating 6	13,384		708	0.6	25.4	5,674		42.4

Rating 7	12,042		500	1.0	21.9	5,096		42.3

Rating 8	8,119		611	1.7	17.6	3,289		40.5

Rating 9	5,554		586	2.7	20.7	3,005		54.1

Rating 10	3,991		1,575	4.6	21.1	3,021		75.7

Rating 11	1,398		452	7.8	17.8	1,068		76.4

Rating 12	300		82	13.0	14.6	186		62.1

Rating 13	108		21	22.0	23.1	135		124.3

Total 31.12.14	132,599	[3]	14,881	0.7	24.9	36,254	[4]	27.3

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 1,634 million as of 31 December 2014). Refer to the “Risk management and control” section of this report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.  3  Includes exposures with Managed Funds with a regulatory net credit exposure of CHF 45,653 million, which generally generate very low risk-weighted-assets.  4  Includes high volatility commercial real estate (HVCRE) exposures related to specialized lending secured by properties sharing higher volatilities in portfolio default rates (RWA: CHF 159 million as of 31 December 2014).

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure		of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA		Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	40,863		2,516	0.0	22.3	3,394		8.3

Rating 3	17,435		3,454	0.1	33.0	3,475		19.9

Rating 4	10,063		1,624	0.2	36.9	3,167		31.5

Rating 5	9,222		997	0.4	36.3	4,126		44.7

Sub-investment grade

Rating 6	10,039		439	0.6	23.4	3,780		37.7

Rating 7	10,189		639	1.0	22.0	4,385		43.0

Rating 8	8,583		925	1.7	20.7	4,074		47.5

Rating 9	5,240		555	2.7	19.8	2,731		52.1

Rating 10	3,725		1,249	4.6	21.7	2,844		76.3

Rating 11	967		403	7.8	18.6	743		76.8

Rating 12	495		124	13.0	20.2	482		97.3

Rating 13	162		52	22.0	20.4	179		110.2

Total 31.12.13	116,985	[3]	12,975	0.8	26.0	33,380	[4]	28.5

1  Impaired and defaulted assets are excluded in this table (RWA: CHF 1,245 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.  3  Includes exposures with Managed Funds with a regulatory net credit exposure of CHF 32,690 million, which generally generate very low risk-weighted-assets.  4  Includes high volatility commercial real estate (HVCRE) exposures related to specialized lending secured by properties sharing higher volatilities in portfolio default rates (RWA: CHF 212 million as of 31 December 2013).

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	37,281	156	0.0	10.6	579	1.6

Rating 3	16,673	45	0.1	11.0	540	3.2

Rating 4	17,109	48	0.2	11.2	995	5.8

Rating 5	15,197	47	0.4	11.4	1,433	9.4

Sub-investment grade

Rating 6	11,824	60	0.6	12.4	1,658	14.0

Rating 7	12,011	236	1.0	12.0	2,331	19.4

Rating 8	9,318	57	1.7	12.1	2,517	27.0

Rating 9	5,829	34	2.7	11.3	2,132	36.6

Rating 10	3,144	9	4.6	11.0	1,525	48.5

Rating 11	1,452	13	7.8	10.8	909	62.6

Rating 12	581	4	13.0	10.8	443	76.3

Rating 13	224	5	22.0	11.0	199	89.1

Total 31.12.14	130,644	714	0.8	11.3	15,262	11.7

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 506 million as of 31 December 2014). Refer to the “Risk management and control” section of this report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	32,486	123	0.0	9.7	423	1.3

Rating 3	16,540	43	0.1	10.2	454	2.7

Rating 4	16,698	48	0.2	10.4	834	5.0

Rating 5	14,997	61	0.4	11.0	1,290	8.6

Sub-investment grade

Rating 6	12,144	57	0.6	11.9	1,577	13.0

Rating 7	13,478	273	1.0	11.7	2,444	18.1

Rating 8	10,184	126	1.7	11.5	2,497	24.5

Rating 9	6,162	36	2.7	10.8	1,988	32.3

Rating 10	3,362	22	4.6	10.4	1,445	43.0

Rating 11	1,407	15	7.8	10.2	775	55.1

Rating 12	483	7	13.0	10.2	325	67.3

Rating 13	163	5	22.0	10.7	127	78.1

Total 31.12.13	128,104	816	0.8	10.7	14,180	11.1

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 487 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

Financial information

Table 9e: Lombard lending – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	56,020	199	0.0	20.0	1,473	2.6

Rating 3	35,336	102	0.1	20.0	1,577	4.5

Rating 4	3,257	6	0.2	20.0	250	7.7

Rating 5	6,651	32	0.4	19.6	807	12.1

Sub-investment grade

Rating 6	3,007	2	0.6	20.0	520	17.3

Rating 7	1,463	1	1.0	20.0	315	21.6

Rating 8	358	11	1.7	20.2	111	31.0

Rating 9	38		2.7	20.0	11	29.1

Rating 10	503	28	4.6	20.0	156	31.0

Rating 11	398	11	7.8	20.0	132	33.3

Rating 12

Rating 13

Total 31.12.14	107,030	393	0.2	20.0	5,353	5.0

1  Impaired and defaulted assets are excluded in this table (RWA: CHF 6 million as of 31 December 2014). Refer to the “Risk management and control” section of this report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

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

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 0.5 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 9f: Qualifying revolving retail exposures – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2

Rating 3

Rating 4

Rating 5

Sub-investment grade

Rating 6

Rating 7

Rating 8	124		1.7	47.0	35	28.0

Rating 9	1,394		2.7	42.0	490	35.2

Rating 10

Rating 11

Rating 12

Rating 13

Total 31.12.14	1,518		2.6	42.4	525	34.6

1  Impaired and defaulted assets are excluded in this table (RWA: CHF 7 million as of 31 December 2014). Refer to the “Risk management and control” section of this report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2

Rating 3

Rating 4

Rating 5

Sub-investment grade

Rating 6

Rating 7

Rating 8	120		1.7	47.0	33	28.0

Rating 9	1,365		2.7	42.0	480	35.2

Rating 10

Rating 11

Rating 12

Rating 13

Total 31.12.13	1,484		2.6	42.4	513	34.6

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 6 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

Financial information

Table 9g: Other Retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	31.12.14
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	146		0.0	18.0	7	4.8

Rating 3	63		0.1	18.4	3	4.3

Rating 4	7		0.2	12.4	0	5.1

Rating 5	10		0.4	11.3	1	7.3

Sub-investment grade

Rating 6	2		0.6	14.1	0	12.9

Rating 7	107		1.0	32.8	38	35.7

Rating 8	3		1.7	22.7	1	28.1

Rating 9	217	1	2.7	51.8	163	75.0

Rating 10	8		4.6	26.4	3	42.0

Rating 11	10		7.8	49.7	8	81.1

Rating 12	0		13.0	16.5	0	30.2

Rating 13

Total 31.12.14	574	1	1.5	34.1	225	39.2

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 9 million as of 31 December 2014). Refer to the “Risk management and control” section of this report report for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values.

	31.12.13
CHF million, except where indicated[1]	Regulatory net credit exposure	of which: loan commitments	Average PD in %[2]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	154		0.0	19.5	13	8.6

Rating 3	10		0.1	12.3	0	2.8

Rating 4	7		0.2	10.4	0	4.6

Rating 5	11		0.4	9.2	1	5.8

Sub-investment grade

Rating 6	6	0	0.6	10.4	1	9.3

Rating 7	113		1.0	23.6	29	25.9

Rating 8	6		1.7	39.3	3	47.9

Rating 9	267	2	2.7	50.5	196	73.2

Rating 10	21		4.6	41.5	13	64.8

Rating 11	7		7.8	54.8	6	89.4

Rating 12	0		13.0	68.0	0	121.2

Rating 13

Total 31.12.13	602	2	1.7	34.9	262	43.6

1  Impaired and defaulted assets are excluded from this table (RWA: CHF 3 million as of 31 December 2013). Refer to the “Risk management and control” section of our Annual Report 2013 for impaired and defaulted figures.  2  Average PD for the internal rating categories are based on midpoint values. ▲

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Standardized approach

The standardized approach is generally applied where it is not possible to use the A-IRB approach. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use

FINMA-recognized ECAI risk assessments to determine the risk weightings for certain counterparties according to the BIS-defined exposure segments.

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

EDTF | Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million	Total exposure					Total exposure
Risk weight	0%	> 0–20%	21–50%	51–100%	150%	31.12.14	31.12.13

Regulatory gross credit exposure

Sovereigns	56,929	111	239	34	9	57,321	114,518

Banks		5,358	2,540	146		8,044	5,950

Corporates	2	5,862	1,242	13,932	26	21,065	24,967

Central counterparties	29,456	19,476		97	209	49,238	18,107

Retail

Residential mortgages			5,801	237		6,038	4,989

Lombard lending

Qualifying revolving retail exposures

Other retail				2,377		2,377	2,224

Total 31.12.14	86,387	30,808	9,823	16,823	243	144,083

Total 31.12.13	114,132	27,299	8,565	20,627	132		170,754

Regulatory net credit exposure

Sovereigns	56,929	111	239	34	9	57,321	114,518

Banks		5,357	2,540	19		7,916	5,950

Corporates	2	5,862	1,125	8,899	11	15,899	18,848

Central counterparties	29,456	19,476		97	209	49,238	18,106

Retail

Residential mortgages			5,801	237		6,038	4,646

Lombard lending

Qualifying revolving retail exposures

Other retail				2,376		2,376	2,222

Total 31.12.14	86,387	30,806	9,705	11,662	228	138,788

Total 31.12.13	114,132	27,299	8,557	14,185	118		164,290

▲

Financial information

Table 10b: Regulatory net credit exposure under the standardized approach risk-weighted using external ratings

This table provides a breakdown of the rated and unrated regulatory net credit exposure by ECAI and by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million		Total exposure					Total exposure

Risk weight		0%	> 0–20%	21–50%	51–100%	150%	31.12.14

Regulatory net credit exposure[1]

Sovereigns	Rated[2]	56,891	111	239		9	57,249

	Unrated	38			34		72

Banks	Rated[2]		3,690	11	19		3,720

	Unrated		1,666	2,530			4,196

Corporates	Rated[2]		5,862	1,125	43	8	7,038

	Unrated	2			8,855	3	8,861

Central counterparties	Rated[2]		196				196

	Unrated[3]	29,456	19,280		97	209	49,042

Retail	Rated[2]

	Unrated			5,801	2,614		8,414

Total 31.12.14		86,387	30,806	9,705	11,662	228	138,788

Total 31.12.13		114,132	27,299	8,557	14,185	118	164,290

1  For a breakdown of securitization exposures by risk weight bands and rating clusters refer to tables 23a to 23c (banking book) and 28a to 28c (trading book) of this report.  2  We use three FINMA recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings.  3  In accordance with the regulations based on the Basel III framework, external ratings are not used for the risk weighting of trades with qualifying central counterparties.

Table 11: Eligible financial collateral recognized under the standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach, according to BIS-defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	31.12.14	31.12.13	31.12.14	31.12.13
Exposure segment

Sovereigns	57,321	114,518	3	25

Banks	7,916	5,950	1,662	500

Corporates	15,899	18,848	6,604	7,668

Central counterparties	49,238	18,106	9,465	887

Retail

Residential mortgages	6,038	4,646		343

Lombard lending

Qualifying revolving retail exposures

Other retail	2,376	2,222	19	22

Total	138,788	164,290	17,752	9,444

1  Reflects the impact of the application of regulatory haircuts for exposures not covered under an internal exposure model. The eligible financial collateral recognized in the capital calculation is based on the difference between the regulatory gross credit exposure and the regulatory net credit exposure.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Comparison of A-IRB approach and Standardized Approach (SA)

Increased regulatory focus on differences between A-IRB and current SA

In accordance with current prudential regulations, we use the A-IRB approach for calculating the required capital for substantially all of our credit risk exposures and hence only apply the standardized approach (SA) to a limited extent. Regulators are increasingly focused on the overall differences between these two approaches, as suggested in recent consultation papers of the Basel Committee for Banking Supervision (BCBS), which include a full revision of the current SA. In this context, we have been advised by FINMA to disclose the existing differences between the A-IRB and the current SA in this report.

Conceptual differences

A hypothetical calculation of our credit risk RWA under the current SA would result in different RWA determinations due to fundamental differences between the SA and A-IRB. These can be explained by both differences in definitions for exposure at default (EAD) and the application of different risk weights.

For EAD, the main differences relate to derivatives and securities financing transactions, i.e., traded products. Under the SA for exposure determination, the derivative-related EADs use market values at the balance sheet date plus prudential add-ons to take into account potential market movements. The calculation gives very limited benefit to netting and portfolio effects, although the regulatory changes to the Current Exposure Method (CEM) will improve this aspect from 2017 onwards. Also, diversification benefits are not appropriately reflected. As a result, large diversified portfolios will generate much higher RWA under the SA-EAD than under the A-IRB approach. Additionally, SA-EAD for loans is significantly affected by the eligibility of collateral: certain types of collateral are entirely excluded from the SA-EAD approach (e.g., bonds rated below BBB-), while they are still allowed, with appropriate haircut estimations, under the A-IRB approach. This difference in collateral eligibility is particularly relevant to the Lombard lending business.

The difference between SA and A-IRB risk weights depends on the credit quality of the counterparty, the maturity of the exposure, whether the counterparty is externally rated or not and the assumptions about the collateralization and corresponding LGD. For a short maturity exposure, using external rating agencies’ default and loss rates, the ratio of SA risk weight to A-IRB risk weight ranges from approximately three times higher for investment grade exposures to almost identical for sub-investment grade exposures;

this difference is not driven by models, as the same rating is used for both approaches, but by different assumptions made when calibrating the SA. Additionally, the SA does not generally consider the exposure maturity whereas the A-IRB does. The effect is that the shorter the maturity and the better the quality of a bank’s portfolio, the lower A-IRB risk weights will be compared with SA risk weights for a given exposure type, or asset class. Therefore, when comparing SA and A-IRB risk weights, with midrange probability of default (PD) and loss given default (LGD) values, the maturity implied from the SA risk weights is typically longer than the maturity of our credit exposures. Since the accelerated implementation of our strategy, the maturity effect has become particularly important as we had a notable shift from longer-term to shorter-term transactions in our credit portfolio.

Corporates asset class: for counterparties without external rating, the SA risk weight defaults to 100%. While this suggests that unrated counterparties would see bigger differences between A-IRB and SA risk weights, counterparties with no external rating are generally riskier and thus also have higher A-IRB risk weights. A notable and material exception is managed funds, which are included in the Corporates exposure segment in our Basel III exposures and RWA disclosures. These funds have virtually no debt, are very low risk, i.e., AAA equivalent, and thus have very low A-IRB risk weights. However, due to the absence of debt, they are not externally rated and a 100% default risk weight is applied under SA, equivalent to BB/B exposure. These materially different risk weights applied for managed funds generate significant differences between the SA and A-IRB risk weights for the Corporates exposure segment. The table below provides an illustrative example how A-IRB is better suited for the Risk Weight assignment aligned with the risk of the underlying portfolio:

Financial information

Comparison of risk weights as a function of internal rating assessment

The table assumes two counterparties without external rating assignment.

	Interest payment coverage (EBITDA/ Total interest payments)	Total debt/ EBITDA	Debt/assets	Liquidity (fraction of assets that are liquid)	Internal rating assessment	Exposure maturity	A-IRB risk weight range	SA risk weight
Managed fund	> 1000	0	0	100%	AAA–A	< 1Y	10%–20%	100%
Leverage finance counterparty	< 2	> 2.5	> 50%	0%	BB–C	> 5Y	100%–250%	100%

Banks asset class: for the Banks exposure segment, differences in the EAD mainly relating to derivatives and in risk weights are both drivers for the difference between SA and A-IRB RWA.

Retail asset class: for exposures secured by residential properties, the SA only differentiates the risk weights based on the loan-to-value (LTV), while our internal models also consider the debt service capacity of borrowers and the availability of other collateralizing assets. This is an important difference for the Swiss market, where there is legal recourse to the borrower, as borrowers may choose for tax reasons to defer the redemption of their mortgage loans in spite of having financial resources available. Further, for Lombard lending the A-IRB offers an increased collateral eligibility versus the current SA.

Sovereign asset class: for the Sovereigns exposure segment, the SA approach assigns zero risk weight for all assets rated AA- and better, while the A-IRB approach assigns risk weights higher than zero.

All asset classes: in line with the BCBS objective, the A-IRB approach seeks to balance the maintenance of prudent levels of capital while encouraging, where appropriate, the use of advanced risk management techniques. Therefore by design, the calibration of the current SA and A-IRB approaches is such that low-risk, short-maturity, well collateralized portfolios across the various asset classes (with the exception of Sovereigns) receive more punitive risk weights under SA than under the A-IRB. While the above observations are based on the current SA, the BCBS has issued a consultation paper outlining a full revision of the current SA, with the objective to make the SA more risk sensitive, more closely aligned (in terms of definitions and scope) to the internal ratings-based approach, and less reliant on external credit ratings.

Although both the current SA and the A-IRB approaches are individually dependent on the counterparty credit quality, we believe that the current SA is not a suitable measure for risks incurred by large banks. Internal models provide the link between the capital requirements and the business drivers. This is integral to promoting a proactive risk culture at origination, and growing capital consciousness within institutions. Risk-sensitivity and risk-sensitive capital underpinning are the foundations of how banks price credit and make strategic decisions.

Assessing differences between A-IRB and SA-based RWA without taking any other factors into account might lead to wrong conclusions and reduce comparability of banks. A more powerful way to enhance comparability is by means of comparing the RWA across a peer group of banks on reference portfolios, as done in the past by either regulators or industry associations where it can be observed that UBS’s calibration of internal ratings and LGD models is close to the industry mean.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Impairment, default and credit loss

The “Risk management and control” section of this report provides additional information on the impaired, default and credit loss-related disclosures.

è	Refer to “Note 12 Allowances and provisions for credit losses” in the “Financial information” section of this report for more information

Derivatives credit risk

EDTF | Table 12: Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods, netting and collateral deductions used for accounting and regulatory capital purposes. Net current credit exposure is derived from gross positive replacement values which reflect the balance sheet carrying values of derivatives after netting and eligible financial collateral, where an enforceable Master Netting Agreement is in place. Regulatory net credit exposure is calculated using our internal models or the supervisory approach.

CHF million	31.12.14	31.12.13[1]
Gross positive replacement values	256,978	254,084

Netting benefits recognized	(198,744)	(194,891)

Collateral held	(30,794)	(33,457)

of which: cash collateral	(25,128)	(28,288)

of which: non-cash collateral	(5,666)	(5,169)

Net current credit exposure	27,439	25,736

Regulatory net credit exposure (total counterparty credit risk)	57,444	45,718

of which: based on internal models (effective expected positive exposure [EPE])	43,400	38,906

of which: based on supervisory approach (current exposure method)	14,044	6,812

1  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32, resulting in increases to the lines “Gross replacement values” and “Netting benefits recognized” and an immaterial decrease in the line “Collateral held.” The above changes reduced the line “Net current credit exposure” as a result. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” of this report for more information on the adoption of the amendments to IAS 32. ▲

è	Refer to “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information on derivative instruments

Financial information

Other credit risk information

Our credit derivatives trading is predominantly conducted on a collateralized basis. This means that our mark-to-market exposures arising from derivatives activities with collateralized counter-parties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings is typically conducted under an International Swaps and Derivatives Association (ISDA) master netting agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter (OTC) derivatives, are netted and included in the calculation of the collateral that is required to be posted. Trading with lower-rated counterparties, such as hedge funds, would generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA master netting agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

Table 13: Credit derivatives

This table provides an overview of the notional amount of credit derivatives, including those used to manage risks within our banking and trading books. Notional amounts of credit derivatives do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure or exposure according to current exposure method is taken. Notional amounts are reported based on regulatory scope of consolidation.

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	31.12.14	31.12.13[1]
Credit default swaps	13,720	751	14,472	237,188	232,215	469,403	483,875	1,272,002

Total rate of return swaps	250		250	5,185	3,464	8,649	8,899	6,182

Options and warrants				6,476	1,552	8,028	8,028	3,658

Total 31.12.14	13,970	751	14,722	248,849	237,231	486,080	500,802

Total 31.12.13	22,676	3,307	25,983	630,379	625,480	1,255,859		1,281,842

1  In 2014, figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32 resulting in a reclassification of notionals related to cash collateral on derivative instruments to notionals on replacement values. This resulted in an increase in notionals for credit default swaps of approximately CHF 203 billion, as notionals related to cash collateral on derivative instruments were previously excluded from this disclosure. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” of this report for more information.

Measured on a notional basis, our counterparties for buying and selling protection are mainly banks and to a lesser extent broker-dealers and central counterparties. In 2014, we saw a reduction in notional exposures, primarily with banks and broker-dealers.

è	Refer to “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of this report for more information on credit derivatives by instrument and counterparty

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Equity instruments in the banking book

The regulatory capital view for equity instruments in the banking book differs from the IFRS view, primarily due to the following:

–

Differences in the basis of valuation, for example financial investments available-for-sale are subject to fair value accounting under IFRS but have to be treated under the “lower of cost or market” or “cost less impairment” concept for regulatory capital purposes.

–	Certain instruments which are held as debt investments on the IFRS balance sheet, mainly investment fund units, are treated as equity instruments for regulatory capital purposes.
–

Certain instruments which are held as trading portfolio assets on the IFRS balance sheet, but which are not part of the regulatory VaR framework, are included as equity instruments in the banking book for regulatory capital purposes.

–	Differences in the scope of consolidation.
è	Refer to the “Scope of regulatory consolidation” section of this supplemental Pillar 3 section for more information

EDTF | Table 14: Equity instruments in the banking book

The table below shows the different equity instruments categories held in the banking book with their amounts as recognized under IFRS, followed by the regulatory capital adjustment amount. This adjustment considers the abovementioned differences to IFRS resulting in the total regulatory equity instruments exposure under the BIS framework, the corresponding RWA and the capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to equity instruments.

	As of

CHF million	31.12.14	31.12.13
Equity instruments
Financial investments available-for-sale	664	649

Investments in associates	927	842

Total equity instruments under IFRS	1,591	1,491

Regulatory capital adjustment[1]	780	885

Total equity instruments under regulatory capital[2]	2,371	2,376

of which: to be risk-weighted

publicly traded (risk-weighted at 300%)	219	132

privately held (risk-weighted at 400%)[3]	1,039	1,225

not deducted in application of threshold, but risk-weighted at 250%	738	674

of which: deduction from common equity tier 1 capital[4]	375	344

RWA according to simple risk-weight method[5]	4,735	4,999

Capital requirement according to simple risk-weight method[5]	526	428

Total capital charge	901	772

Net realized gains/(losses) and unrealized gains from equity instruments	For the year ended 31.12.14	For the year ended 31.12.13

Net realized gains/(losses) from disposals	80	122

Unrealized revaluation gains	285	11

of which: included in tier 2 capital	128	5

1  Includes CHF 767 million investment fund units treated as debt investments under IFRS, as of 31 December 2014.  2  As of 31 December 2014, gross and net EAD presented in the “Equity instruments in the banking book” line of “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” include total equity instruments under regulatory capital of CHF 2,371 million presented in this table, less a CHF 548 million exposure related to compensation and benefit trusts and CHF 375 million of goodwill on investments in associates.”  3  Includes a CHF 548 million exposure related to compensation and benefit trusts, that did not generate risk-weighted assets.  4  Under Basel III, goodwill on investments in associates is deducted from common equity tier 1 capital.  5  The risk-weighted assets of CHF 4,735 million and the capital requirement of CHF 526 million, as of 31 December 2014, are also disclosed in the “Equity instruments in the banking book” line of “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.” ▲

Financial information

Market risk

The “Risk management and control” section of this report provides consolidated information on market risk-related Pillar 3 disclosures.

è	Refer to “Market risk” in the “Risk management and control” section of this report, as well as our quarterly 2014 reports for more information

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III framework. Securitized exposures are risk-weighted, generally, based on their external ratings. This section also provides details of the regulatory capital requirement associated with these exposures.

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

RWA attributable to securitization positions decreased to CHF 3.9 billion as of 31 December 2014 from CHF 10.2 billion as of 31 December 2013, mainly due to a decline of CHF 6.5 billion in Corporate Center – Non-core and Legacy Portfolio, predominantly reflecting the sale of student loan securities and commercial mortgage-backed securities.

è	Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of this report for more information on structured entities
è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of this report for more information on RWA by portfolio composition and exposure category

Table 15: Securitization/re-securitization

	31.12.14				31.12.13
CHF million	Gross EAD	Net EAD	RWA	Capital requirement	Gross EAD	Net EAD	RWA	Capital requirement
Securitization/re-securitization in the banking book	9,048	9,048	2,650	295	12,569	11,928	8,352	715

CC – Non-core and Legacy Portfolio	4,735	4,735	2,028	226	8,767	8,125	7,772	666

Other business divisions[1]	4,313	4,313	622	69	3,803	3,803	580	50

Securitization/re-securitization in the trading book	1,610	1,610	1,262	140	2,098	1,966	1,799	154

CC – Non-core and Legacy Portfolio	1,205	1,205	993	110	1,896	1,799	1,711	147

Other business divisions[1]	405	405	268	30	202	167	89	8

1  Mainly reflecting exposures in the Investment Bank.

Financial information

Objectives, roles and involvement

Securitization in the banking book

Securitization positions held in the banking book include tranches of synthetic securitization of loan exposures and over-the-counter derivatives. These were primarily hedging transactions executed in 2014, 2013 and 2012 by synthetically transferring counterparty credit risk. In addition, securitization in the banking book includes legacy risk positions in Corporate Center – Non Core and Legacy portfolio. As of 31 December 2014, this portfolio included collateralized debt obligations and collateralized loan obligations, some of which have credit default swap protection purchased from monoline insurers, as well as commercial mortgage-backed securities, residential mortgage-backed securities and reference-linked note programs.

In 2014, we acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into securitization programs. As sponsor, we managed or advised securitization programs and helped to place the securities in the market. Refer to “Table 16: Securitization activity for the year in the banking book” for an overview of our originating and sponsoring activities in 2014 and in 2013, respectively.

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

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization and re-securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization and re-securitization positions are also subject to multiple risk limits in our Investment Bank, such as management VaR and stress limits as well as market value limits. As part of managing risks within pre-defined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may, however, expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwind, novation and asset sales process on an ongoing basis.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Regulatory capital treatment of securitization structures

Generally, in both the banking and trading book we apply the ratings-based approach to securitization positions using ratings, if available, from Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings for all securitization and re-securitization exposures. The selection of the External Credit Assessment Institutions (ECAI) is based on the primary rating agency concept. This concept is applied, in principle, to avoid that the credit assessment by one ECAI is applied for one or more tranches and another ECAI for the other tranches unless this is the result of the application of the specific rules for multiple assessments. If any two of the abovementioned rating agencies have issued a rating for a particular position, we would apply the lower credit rating of the two. If all three rating agencies have issued a rating for a particular position, we would apply the middle credit rating of the three. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note programs. For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk inherent in derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

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

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of this report for information on accounting policies that relate to securitization activities, primarily “Note 1a item 3 Subsidiaries and structured entities” and “Note 1a item 12 Securitization structures set up by UBS.”

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

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization.” These guidelines were slightly revised in 2009 and 2010, and were incorporated in this report.

Financial information

Securitization exposures in the banking and trading book

Tables 16 and 17 outline the exposures measured as the transaction size we securitized at inception in the banking and trading book in 2014 and in 2013. The activity is further broken down by our role (originator/sponsor) and by type (traditional/synthetic).

Amounts disclosed under the Traditional column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator,

exposures are split into two parts: those in which we have retained securitization positions and/or continue to be involved on an ongoing basis (for example credit enhancement or implicit support), and those in which we do not have retained securitization positions and/or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under Originator and the total amount of the underlying assets securitized is reported under Sponsor. As a result, as of 31 December 2014 and 31 December 2013, amounts of CHF 2.9 billion and CHF 2.5 billion, respectively, were included in “Table 16: Securitization activity for the year in the banking book” under both Originator and Sponsor and “Table 18: Outstanding securitized exposures.”

Table 16: Securitization activity for the year in the banking book

	Originator					Sponsor
	Traditional		Synthetic		Realized gains/(losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages	1,680	1,262			68	9,258

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			351

Total 31.12.14	1,680	1,262	351	0	68	9,258	0

Residential mortgages

Commercial mortgages	1,331	1,199			97	7,580

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			876

Total 31.12.13	1,331	1,199	876	0	97	7,580	0

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 17: Securitization activity for the year in the trading book

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

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.14	0	0	0	0	0	0	0

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.13	0	0	0	0	0	0	0

1  This disclosure excludes sponsor-only activity where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, without any impact to our risk-weighted assets or capital. On this basis, we did not conduct any securitization activity in both 2013 and 2014.

Financial information

Table 18: Outstanding securitized exposures

This table outlines the outstanding transaction size of securitization exposures which we have originated/sponsored and retained securitization positions at the balance sheet date in the banking or trading book and/or are otherwise involved on an ongoing basis, for example through the provision of credit enhancement or implicit support.

Amounts disclosed under the Traditional column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in 2014 and in 2013 in which we retained/purchased positions. These can also be found in “Table 16: Securitization activity for the period in the banking book” and “Table 17: Securitization activity for the period in the trading book.” Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions.

All values in this table are as of the balance sheet date.

	Banking book				Trading book[1,2]
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional[3]	Synthetic
Residential mortgages					1,008		7,307

Commercial mortgages	2,942		17,234				2,437

Credit card receivables

Leasing			282

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			405				742

Trade receivables

Re-securitizations		243	1,106		199	1,057

Other		7,306	463

Total 31.12.14	2,942	7,549	19,489	0	1,207	1,057	10,487	0

Residential mortgages	658		158		1,324		4,871

Commercial mortgages	2,529		18,592				15,323

Credit card receivables

Leasing			553

Loans to corporates or small and medium-sized enterprises			741

Consumer loans

Student loans			6,788				770

Trade receivables

Re-securitizations	585	390	3,426		181	951

Other		8,659	754

Total 31.12.13	3,772	9,049	31,011	0	1,505	951	20,963	0

1 As per FINMA Circular “Market Risk-Banks,” only the higher of the net long or the net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. As of 1 January 2014, both net long and net short positions require capital underpinning. 2 In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in a RWA or capital deduction under Pillar 1. 3 This disclosure excludes sponsor-only activity where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, and did not otherwise impact our capital ratios.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 19: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date as well as losses recognized in our income statement for transactions in which we acted as originator or sponsor in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection from eligible risk mitigation instruments under the Basel III framework for the retained or purchased positions.

Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information is derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	31.12.14				31.12.13
	Originator		Sponsor		Originator		Sponsor
CHF million	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement
Residential mortgages				0	323		21

Commercial mortgages			30			0	793	11

Credit card receivables

Leasing				0

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			8				321	3

Trade receivables

Re-securitizations					307			0

Other		6			50	115		0

Total	0	6	38	1	680	115	1,134	15

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

	31.12.14		31.12.13
CHF million	Banking book	Trading book	Banking book	Trading book
Residential mortgages

Commercial mortgages	144

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total	144	0	0	0

Financial information

Table 21: Securitization positions retained or purchased in the banking book

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is the net exposure amount at default subject to risk-weighting at the balance sheet date.

	31.12.14			31.12.13
CHF million	On balance sheet	Off balance sheet[3]	Total	On balance sheet		Off balance sheet[3]	Total
Residential mortgages	499		499	541			541

Commercial mortgages	31		31	351			351

Credit card receivables

Leasing	1		1	43			43

Loans to corporates or small and medium-sized enterprises	173		173	349			349

Consumer loans	1		1	1			1

Student loans	402		402	1,060			1,060

Trade receivables

Re-securitizations	452	39	492	948		161	1,109

Other	7,449		7,449	8,403	[2]	71	8,474

Total[1]	9,009	39	9,048	11,696		232	11,928

1 The total exposure of CHF 9,048 million as of 31 December 2014 is also disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in line “Securitization/re-securitization in the banking book.” 2 “Other” primarily includes securitization of portfolios of counterparty credit risk in over-the-counter (OTC) derivatives and loan exposures. 3 Synthetic long exposures through sold CDS positions are classified as off balance sheet exposures.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 22: Securitization positions retained or purchased in the trading book

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under Basel III. The amounts disclosed are either the fair value or, in the case of derivative positions, the aggregate of the notional amount and the associated replacement value at the balance sheet date. There are no off balance sheet securitization positions retained or purchased in the trading book as of 31 December 2014 or 31 December 2013.

	Cash positions		Derivative positions		Total
CHF million	Gross long	Gross short	Gross long	Gross short	Net long	Net short	Net Total[1,2]
Residential mortgages	14	3	481	633	16	45	61

Commercial mortgages	238		1,299	1,332	427	6	433

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	28	1	106	39	15	4	18

Other	3	0	203	203	3		3

Total 31.12.14	283	4	2,090	2,208	461	55	515

Residential mortgages	86	2	1,036	1,196	109	199	308

Commercial mortgages	462	0	847	1,341	477	508	985

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans	0	0

Trade receivables

Re-securitizations	37	1	45	72	9	8	17

Other	16	0	269	269	16

Total 31.12.13	601	3	2,197	2,878	611	715	1,325

1  As of 1 January 2014, both net long and net short positions are underpinned in the trading book and EAD is capped at the maximum possible loss. 2 31 December 2014 does not include CHF 1,095 million related to leveraged super senior tranches treated under the supervisory formula approach which are reported in “Table 28c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book.” Including these exposures, net total exposures were CHF 1,610 million, which equals the gross and net exposure of securitization/re-securitization in the trading book presented in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

Financial information

Table 23a: Capital requirement for securitization/re-securitization positions retained or purchased in the banking book

The table below provides the capital requirements for securitization and re-securitization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach. We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings.

	31.12.14					31.12.13
	Ratings-based		Supervisory formula			Ratings-based		Supervisory formula
	approach		approach			approach		approach
CHF million	Securitization	Re- securitization	Securitization	Re- securitization	Total	Securitization	Re- securitization	Securitization	Re- securitization	Total
over 0 – 20%	20	16	45		81	25		72		97

over 20 – 35%	5	2	53		60	8	0			9

over 35 – 50%	6	18			24	3	29			32

over 50 – 75%	11	0			11	17	0			17

over 75 – 100%	7				7	14	2			17

over 100 – 250%	6	0			6	21	8			29

over 250 – 1,249%	5	1			6	99	65			163

1,250% rated	34	10			44	279	26			306

1,250% unrated	16	2	37		55	27	2	17		46

Total[1]	110	49	135	0	295	494	132	89	0	715

1 Refer to “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.” On 31 December 2014, CHF 9,048 million banking book securitization net exposures translated to an overall capital requirement of CHF 295 million.

Table 23b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – banking book

	31.12.14		31.12.13
CHF million	Exposure amount	Capital charge	Exposure amount	Capital charge
AAA	223	4	972	11

AA	917	27	1,165	33

A+	54	1	173	4

A	335	8	370	7

A–	119	5	297	11

BBB+	121	10	90	7

BBB	126	11	262	21

BBB–	69	12	224	35

BB+	26	10	124	36

BB	9	5	175	68

BB–	6	6	99	61

Below BB–/unrated	44	62	295	335

Total	2,050	159	4,247	627

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 23c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book

		31.12.14		31.12.13
CHF million	Implied rating[1]	Exposure amount	Capital charge	Exposure amount	Capital charge
over 0 – 20%	AAA	5,190	45	7,668	72

over 20 – 35%	A	1,782	53

1,250%	Below BB	27	37	12	17

Total		6,998	135	7,681	89

1  These exposures are not rated by the FINMA-recognized ECAI such as Standard & Poor’s Ratings Group, Moody’s Investor Service and Fitch Ratings. The implied rating has been derived based on the risk weights linked to the Basel III securitization framework.

Securitization exposures to be deducted from Basel III tier 1 capital

In 2014 and in 2013, we have not retained any significant exposures relating to securitization for which we have recorded gains on sale requiring deduction from Basel III tier 1 capital.

Securitization exposures subject to early amortization in the banking and trading book

In 2014 and in 2013, we had no securitization structures in the banking and trading book that are subject to early amortization treatment.

Table 24: Re-securitization positions retained or purchased in the banking book

The table below shows the total of re-securitization positions (cash as well as synthetic) held in the banking book, broken down into positions for which credit risk mitigation has been recognized and those for which no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivatives with third-party protection sellers, as well as financial collateral received. Both bought credit protection and financial collateral must be eligible under Basel III regulations. In 2014 and in 2013, no credit risk mitigation has been recognized for re-securitization positions (cash as well as synthetic) held in the banking book. As of 31 December 2014, none of the retained or purchased banking book re-securitization positions had an integrated insurance wrapper.

CHF million	With credit risk mitigation	Without credit risk mitigation	Total
Total 31.12.14	0	492	492

Total 31.12.13	0	1,109	1,109

Financial information

Table 25: Re-securitization positions retained or purchased in the trading book

The table below outlines re-securitization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent it is eligible under Basel III. As of 31 December 2014, none of the retained or purchased trading book re-securitization positions had an integrated insurance wrapper.

CHF million	Gross long	Gross short	Net long	Net short
Total 31.12.14	134	41	15	4

Total 31.12.13	82	73	9	8

Table 26: Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach

The table does not include positions from current year securitizations (where UBS was originator) unless they were retained as of 31 December 2014, or 31 December 2013. Disclosure is made only where we have retained positions in the trading book. The amount disclosed is the notional amount of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	1,008		7,307

Commercial mortgages			2,437

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			742

Trade receivables

Re-securitizations	199	1,057

Other

Total 31.12.14[1,2]	1,208	1,057	10,487	0

Residential mortgages	1,324		4,871

Commercial mortgages			15,323

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			770

Trade receivables

Re-securitizations	181	951

Other

Total 31.12.13[1,2]	1,505	951	20,963	0

1 As per FINMA Circular “Market Risk-Banks,” only the higher of the net long or the net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. As of 1 January 2014, both net long and net short positions require capital underpinning. 2 In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in a RWA or capital deduction under Pillar 1.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 27: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are subject to either the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior positions. The values disclosed are market values for cash positions, replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value. The decrease in notional values related to positive replacement values and negative replacement values resulted mainly from risk transfers to exit the majority of the correlation trading portfolio where market risk was transferred through back-to-back trades and was followed by novations to de-recognize the trades from our balance sheet, as well as from trades maturing during the year.

	Cash positions		Derivative positions
31.12.14	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
Positions subject to comprehensive risk measure	137	609	254	4,019	627	5,610

Positions subject to securitization framework[1]			1	3,095	1	3,095

31.12.13
Positions subject to comprehensive risk measure	71	615	998	30,645	1,298	20,532

Positions subject to securitization framework[1]			88	5,970	1	1,465

1 Includes leveraged super senior tranches.

Financial information

Table 28a: Securitization positions and capital requirement for trading book positions subject to the securitization framework

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

	31.12.14					31.12.13
	Ratings-based approach					Ratings-based approach
CHF million	Net long	Net short	Net Total	Capital require- ment		Net long	Net short	Net Total		Capital require- ment
over 0 – 20%	346	0	347	5		367	715	1,082	[1]	14

over 20 – 35%	51		51	2		16		16		0

over 35 – 50%	17	0	18	1		37		37		2

over 50 – 75%	8	3	11	1		32		32		2

over 75 – 100%	0	6	6	1		38		38		3

over 100 – 250%	8		8	2		10		10		2

over 250 – 1,249%		0	0	0		1		1

1,250% rated	13	42	55	76		91		91		97

1,250% unrated	18	2	20	28		18		18		20

Total[2]	461	55	516	116	[3]	611	715	1,325		132

1  As per FINMA Circular “Market Risk-Banks” only the higher of the net long or the net short securitization positions in the trading book were to be underpinned for regulatory capital purposes until 31 December 2013. As of 1 January 2014, both net long and net short positions require capital underpinning. The amount disclosed under net short as at 31 December 2013 is for information only, i.e., a 0% risk-weight was applied. 2  Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but disclosed in “Table 27: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk.” 3  The capital requirement of CHF 140 million as of 31 December 2014 disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in line “Securitization/re-securitization in the trading book” is comprised of the total ratings-based approach charge of CHF 116 million and a CHF 24 million capital requirement for leveraged super senior tranches as disclosed in “Table 29: Capital requirement for securitization positions related to correlation products.”

Table 28b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – trading book

	31.12.14		31.12.13
CHF million	Exposure amount	Capital charge	Exposure amount	Capital charge
AAA	301	4	324	4

AA	60	1	30	0

A+

A	12	1	26	1

A–	35	1	10	0

BBB+	14	1	37	2

BBB	4	0	25	2

BBB–	6	1	38	3

BB+	8	2	10	2

BB	0	0	1	0

BB–			0	0

Below BB–/unrated	75	104	109	117

Total	515	116	611	131

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 28c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book

		31.12.14		31.12.13
CHF million	Implied rating[1]	Exposure amount	Capital charge	Exposure amount	Capital charge
over 0 – 20%	A	1,095	24	1,356	23

Total		1,095	24	1,356	23

1  These exposures are not rated by the FINMA-recognized ECAI such as Standard & Poor’s Ratings Group, Moody’s Investor Service and Fitch Ratings. The implied rating has been derived based on the risk weights linked to the Basel III securitization framework.

Table 29: Capital requirement for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior positions and certain re-securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between “default risk,” “migration risk” and “correlation risk.” The capital requirement for positions subject to the comprehensive risk measure declined due to the execution of a series of risk transfers to exit the majority of the correlation trading portfolio market risk.

	31.12.14	31.12.13
CHF million	Capital requirement	Capital requirement
Positions subject to comprehensive risk measure	15	358

Positions subject to securitization framework[1]	24	23

Total	39	381

1  Leveraged super senior tranches.

Financial information

Composition of capital

BIS and FINMA require banks to publish their capital positions according to common templates with the objective of mitigating the risk of inconsistent disclosure formats undermining market participants’ ability to compare capital adequacy of banks across jurisdictions. The following tables provide the required information. In addition to these disclosures, an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions, are published in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group AG and UBS AG

Scope of regulatory consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 31: Composition of capital.”

è	Refer to the “Introduction” section of this supplemental Pillar 3 section for more information

Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million	31.12.14
Assets

Cash and balances with central banks	104,073			104,073

Due from banks	13,334	(459)		12,875

Cash collateral on securities borrowed	24,063			24,063

Reverse repurchase agreements	68,414			68,414

Trading portfolio assets	138,156	(18,076)		120,080

Positive replacement values	256,978	39		257,017

Cash collateral receivables on derivative instruments	30,979			30,979

Financial assets designated at fair value	4,951			4,951

Loans	315,757	116		315,873

Financial investments available-for-sale	57,159	(80)		57,079

Consolidated participations	0	204		204

Investments in associates	927			927

of which: goodwill	375			375	4

Property and equipment	6,854	(92)		6,762

Goodwill and intangible assets	6,785			6,785

of which: goodwill	6,368			6,368	4

of which: intangible assets	417			417	5

Deferred tax assets	11,060			11,060

of which: deferred tax assets recognized for tax loss carry-forwards	7,456	(1)		7,455	9

of which: deferred tax assets on temporary differences	3,605			3,605

Other assets	22,988	(201)	2	22,789

Total assets	1,062,478	(18,550)	2	1,043,930

1  References link the applicable lines of this table to the respective reference numbers provided in the column “References” in “Table 31: Composition of capital.”

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million	31.12.14
Liabilities

Due to banks	10,492	(53)		10,439

Cash collateral on securities lent	9,180			9,180

Repurchase agreements	11,818			11,818

Trading portfolio liabilities	27,958	(39)		27,919

Negative replacement values	254,101	111		254,212

Cash collateral payables on derivative instruments	42,372			42,372

Financial liabilities designated at fair value	75,297	17		75,314

Due to customers	410,207	(131)		410,077

Debt issued	91,207	(28)		91,180

of which: amount eligible for low-trigger loss-absorbing tier 2 capital[2]	10,451			10,451	7

of which: amount eligible for capital instruments subject to phase-out from additional tier 1 capital[3]	1,197			1,197	6

of which: amount eligible for capital instruments subject to phase-out from tier 2 capital[4]	2,050			2,050	8

Provisions	4,366	(4)		4,361

Other liabilities	71,112	(18,335)	1	52,778

of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	745			745	7

Total liabilities	1,008,110	(18,462)	1	989,649

Share capital	372	(2)	2	372	1

Share premium	32,590	1	(1)	32,590	1

Treasury shares	(1,393)			(1,393)	3

Equity classified as obligation to purchase own shares	(1)			(1)	3

Retained earnings	22,134	(197)		21,937	2

Other comprehensive income recognized directly in equity, net of tax	(3,093)	109	(1)	(2,985)	3

of which: unrealized gains/(losses) from cash flow hedges[6]	2,156			2,156	11

Equity attributable to UBS Group AG shareholders	50,608	(90)	1	50,519

Equity attributable to preferred noteholders	0			0

Equity attributable to non-controlling interests	3,760	1		3,761	6, 10

Total equity	54,368	(88)	1	54,280

Total liabilities and equity	1,062,478	(18,550)	2	1,043,930

1  References link the applicable lines of this table to the respective reference numbers provided in the column “References” in “Table 31: Composition of capital.”  2  IFRS book value is CHF 10,464 million.  3  Represents IFRS book value.  4  IFRS book value is CHF 4,462 million.  5  IFRS book value is CHF 794 million. Refer to the “Compensation” section of this report for more information on the DCCP.  6  IFRS book value is CHF 2,084 million.

Financial information

Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

è	Refer to the “Capital management” section of this report for more information on phase-in arrangements

EDTF | Table 31: Composition of capital

		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated		31.12.14	31.12.14
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	32,962		1

2	Retained earnings	21,937		2

3	Accumulated other comprehensive income (and other reserves)	(4,379)		3

4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)

5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group common equity tier 1 capital)	1,702		10

6	Common equity tier 1 capital before regulatory adjustments	52,222

7	Prudential valuation adjustments	(123)

8	Goodwill, net of tax, less hybrid capital and additional tier 1 capital[2]	(3,010)	(3,677)	4

9	Intangible assets, net of tax[2]	(410)		5

10	Deferred tax assets recognized for tax loss carry-forwards[3]	(1,605)	(6,442)	9

11	Unrealized (gains)/losses from cash flow hedges, net of tax	(2,156)		11

12	Expected losses on advanced internal ratings-based portfolio less general provisions	(318)

13	Securitization gain on sale

14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	136

15	Defined benefit plans	3,198	(3,198)

16	Compensation and own shares-related capital components (not recognized in net profit)	(1,219)

17	Reciprocal crossholdings in common equity

17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)

17b	Consolidated investments (CET1 instruments)

18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)

21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)		(604)

22	Amount exceeding the 15% threshold

23	of which: significant investments in the common stock of financials

24	of which: mortgage servicing rights

25	of which: deferred tax assets arising from temporary differences

26	Expected losses on equity investments treated according to the PD/LGD approach

26a	Other adjustments relating to the application of an internationally accepted accounting standard	(384)

26b	Other deductions	(3,467)		7

27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions

28	Total regulatory adjustments to common equity tier 1	(9,359)	(13,921)

29	Common equity tier 1 capital (CET1)	42,863	(13,921)

1  References link the applicable lines of this table to the respective reference numbers provided in the column “References” in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”  2  The CHF 6,687 million (CHF 3,010 million and CHF 3,677 million) reported in line 8 includes deferred tax liabilities on goodwill of CHF 55 million. The CHF 410 million reported in line 9 includes deferred tax liabilities on intangibles of CHF 7 million.  3  The CHF 8,047 million (CHF 1,605 million and CHF 6,442 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 7,455 million deferred tax assets shown in the line “Deferred tax assets” in Table 30 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 559 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table respectively.

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

Table 31: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated		31.12.14	31.12.14
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus[2]	467	0

31	of which: classified as equity under applicable accounting standards

32	of which: classified as liabilities under applicable accounting standards	467	0

33	Directly issued capital instruments subject to phase-out from additional tier 1

34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in Group additional tier 1)	3,210	(3,210)	6

35	of which: instruments issued by subsidiaries subject to phase-out	3,210	(3,210)

36	Additional tier 1 capital before regulatory adjustments	3,677	(3,210)

37	Investments in own additional tier 1 instruments

38	Reciprocal crossholdings in additional tier 1 instruments

38a	Qualifying interest where a controlling influence is exercised together with other owners (AT1 instruments)

38b	Holdings in companies which are to be consolidated (additional tier 1 instruments)

39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

41	National specific regulatory adjustments	(3,677)	3,677

42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions

	Tier 1 adjustments on impact of transitional arrangements	(3,677)	3,677

	of which: prudential valuation adjustment

	of which: own CET1 instruments

	of which: goodwill net of tax, offset against hybrid capital and high-trigger loss-absorbing capital	(3,677)	3,677

	of which: intangible assets (net of related tax liabilities)

	of which: gains from the calculation of cash flow hedges

	of which: IRB shortfall of provisions to expected losses

	of which: gains on sales related to securitization transactions

	of which: gains/losses in connection with own credit risk

	of which: investments

	of which: expected loss amount for equity exposures under the PD/LGD approach

	of which: mortgage servicing rights

42a	Excess of the adjustments which are allocated to the common equity tier 1 capital

43	Total regulatory adjustments to additional tier 1 capital	(3,677)	3,677

44	Additional tier 1 capital (AT1)	0	467

45	Tier 1 capital (T1 = CET1 + AT1)	42,863	(13,454)

46	Directly issued qualifying tier 2 instruments plus related stock surplus[2]	11,405		7

47	Directly issued capital instruments subject to phase-out from tier 2	2,076	(2,076)	8

48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)

49	of which: instruments issued by subsidiaries subject to phase-out

50	Provisions

51	Tier 2 capital before regulatory adjustments	13,481	(2,076)

1  References link the applicable lines of this table to the respective reference numbers provided in the column “References” in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”  2  The CHF 11,405 million and CHF 467 million reported in line 30 and 46 respectively, includes the following positions: CHF 10,459 million low-trigger loss-absorbing tier 2 capital (line “Debt issue” in table 30), which is shown net of CHF 7 million investments in own tier 2 instruments reported in line 52 of this table, CHF 745 million DCCP recognized in the line “Other liabilities” in table 30, CHF 670 million recognized in DCCP-related charge for regulatory capital purpose in line 26b “Other deductions.”

Financial information

Table 31: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated		31.12.14	31.12.14
52	Investments in own tier 2 instruments	(33)	26

53	Reciprocal cross holdings in tier 2 instruments

53a	Qualifying interest where a controlling influence is exercised together with other owners (tier 2 instruments)

53b	Investments to be consolidated (tier 2 instruments)

54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

56	National specific regulatory adjustments

56a	Excess of the adjustments which are allocated to the additional tier 1 capital

57	Total regulatory adjustments to tier 2 capital	(33)	26	8

58	Tier 2 capital (T2)	13,448	(2,050)

	of which: high-trigger loss-absorbing capital	946

	of which: low-trigger loss-absorbing capital	10,451		7

59	Total capital (TC = T1 + T2)	56,310	(15,504)

	Amount with risk-weight pursuant the transitional arrangement (phase-in)		(4,415)

	of which: defined benefit plans		(3,026)

	of which: DTA on TD, excess over threshold and DTA on TD for IAS19R		(1,389)

60	Total risk-weighted assets	220,877	(4,415)

	Capital ratios and buffers

61	Common equity tier 1 (as a percentage of risk-weighted assets)	19.4

62	Tier 1 (Pos 45 as a percentage of risk-weighted assets)	19.4

63	Total capital (pos 59 as a percentage of risk-weighted assets)	25.5

64	Institution-specific buffer requirement (minimum CET1 requirement plus capital conservation and countercyclical buffer requirements plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets)	8.6

65	of which: capital conservation buffer	4.5

66	of which: bank-specific countercyclical buffer requirement	0.1

67	of which: G-SIB buffer requirement

68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	19.4

68a	Common equity tier 1 requirement including countercyclical buffer according to FINMA RS 11/2	8.6

68b	Available common equity tier 1 (in percentage of risk-weighted assets)	19.4

68c	Tier 1 requirement including countercyclical buffer according to FINMA RS 11/2	8.6

68d	Available tier 1 (in percentage of risk-weighted assets)	19.4

68e	Total capital requirement including countercyclical buffer according to FINMA RS 11/2	11.1

68f	Available total capital (in percentage of risk-weighted assets)	25.5

72	Non significant investments in the capital of other financials	1,364

73	Significant investments in the common stock of financials	730

74	Mortgage servicing rights (net of related tax liability)

75	Deferred tax assets arising from temporary differences (net of related tax liability)	3,559

	Applicable caps on the inclusion of provisions in tier 2

76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)

77	Cap on inclusion of provisions in tier 2 under standardized approach

78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)

79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1  References link the applicable lines of this table to the respective reference numbers provided in the column “References” in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” ▲

Financial information

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations

G-SIBs indicators

As of 31 December 2014 and 2013, all banks that qualify as global systemically important banks (G-SIBs) are required to disclose, as defined by the Basel Committee on Banking Supervision, the 12 indicators for assessing the systemic importance of G-SIBs. UBS, being classified as a G-SIB since 2013, is required to comply with these additional disclosure requirements. These 12 indicators fall under five categories of size, cross-jurisdictional activity, inter-connectedness, substitutability/financial institution infrastructure and complexity, which are weighted equally and will be used for the G-SIB score calculation that drives the G-SIB surcharge to the CET1 capital ratio of 1.5%.

G-SIBs indicators for 2014 will be available online by the end of April 2015.

è	Refer to “Pillar 3, SEC filings & other disclosures” at www.ubs. com/investors for more information

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AGM	annual general meeting of shareholders
AIV	alternative investment vehicles
AMA	advanced measurement approach
AoA	articles of association
APAC	Asia Pacific
ARS	auction rate securities
AT1	additional tier 1

B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoD	Board of Directors
bps	basis points

C
CC	Corporate Center
CCAR	Comprehensive Capital Analysis and Review
CCF	credit conversion factors
CCP	central counterparty
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CEA	Commodity Exchange Act
CEO	Chief Executive Officer
CET1	common equity tier 1
CFO	Chief Financial Officer
CHF	Swiss franc
CLN	credit-linked notes
CLO	collateralized loan obligations
CMBS	commercial mortgage-backed securities
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CVA	credit valuation adjustments

D
DBO	defined benefit obligation
DCCP	deferred contingent capital plan
DOJ	Department of Justice
DVA	debit valuation adjustments

E
EAD	exposure at default
EBU	European Banking Union
EC	European Commission
ECB	European Central Bank
EIR	effective interest rate
EMEA	Europe, Middle East and Africa
EOP	Equity Ownership Plan
EPS	earnings per share
ETD	exchange-traded derivatives
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FCT	foreign currency translation
FDIC	Federal Deposit Insurance Corporation
FINMA	Swiss Financial Market Supervisory Authority
FRA	forward rate agreements
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FTD	first to default swaps
FTP	funds transfer price
FVA	funding valuation adjustments
FX	foreign exchange

G
GAAP	generally accepted
accounting principles
GBP	British pound
GEB	Group Executive Board
GIIPS	Greece, Italy, Ireland, Portugal and Spain
Group ALM	Group Asset and
Liability Management
Group ALCO	Group Asset and Liability Management Committee
G-SIB	global systemically important banks

H
HQLA	high-quality liquid assets

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPS	Investment Products and Services
IRB	internal ratings-based
IRC	incremental risk charge
ISDA	International Swaps and
Derivatives Association

K
KPI	key performance indicator

L
LAC	loss-absorbing capital
LAS	liquidity adjusted stress
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

M
MTN	medium-term notes

Appendix

Abbreviations frequently used in our financial reports (continued)

N
NAV	net asset value
NRV	negative replacement values
NPA	non-prosecution agreement
NSFR	net stable funding ratio

O
OCC	Office of the Comptroller of the Currency
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

P
PRA	UK Prudential Regulation Authority
PRV	positive replacement values

R
REIT	real estate investment trust
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RoTE	return on tangible equity
RV	replacement values
RWA	risk-weighted assets

S
SE	structured entity
SEC	US Securities and Exchange Commission
SEEOP	Senior Executive Equity Ownership Plan
SNB	Swiss National Bank
SRB	systemically relevant banks
SRM	Single Resolution Mechanism
SSM	Single Supervisory Mechanism

T
TBTF	too big to fail
TLAC	total loss absorbing capacity

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; a description of risk, treasury, capital management, corporate governance, responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/ newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or email. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

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

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary and a US intermediate holding company, the squeeze-out to complete the establishment of a holding company for the UBS Group, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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

UBS Group AG

P.O. Box, CH-8098 Zurich

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com